Form 20-F
period 2003-03-31
HONDA MOTOR CO LTD
filed 2003-07-15
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

HONDA MOTOR CO., LTD.

(Translation of Registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

No. 1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class		Name of each exchange on which registered
(1)	Common Stock*	The New York Stock Exchange

(2)	American Depositary Shares evidenced by American Depositary Receipts, each representing one-half of one share of Common Stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class		Outstanding as of March 31, 2003
(1)	Common Stock	974,414,215

(2)	American Depositary Shares evidenced by American Depositary Receipts, each representing one-half of one share of Common Stock	26,955,876

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒    Item 18  ☐

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Item 10.	Additional Information	52

	A. Share Capital	52

	B. Memorandum and Article of Association	52

	C. Material Contracts	58

	D. Exchange Controls	58

	E. Taxation	58

	F. Dividends and Paying Agents	62

	G. Statement by Experts	62

	H. Documents on Display	62

	I. Subsidiary Information	62

Item 11.	Quantitative and Qualitative Disclosure about Market Risk	62

Item 12.	Description of Securities to be Registered	65

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	65

Item 14.	Material Modifications to the Rights of Security Holders and Use Proceeds	65

Item 15.	Controls and Procedures	65

Item 16A.	Audit Committee Financial Expert	65

Item 16B.	Code of Ethics	65

Item 16C.	Principal Accountant Fees and Services	65

Item 16D.	Exemption from the Listing Standards for Audit Committees	65

PART III

Item 17.	Financial Statements	66

Item 18.	Financial Statements	66

Item 19.	Exhibits	66

Annex A.	Unaudited consolidated balance sheets and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries

PART I

Unless the context otherwise requires, the terms “Registrant” and “Company” as used in this Annual Report each refer to Honda Motor Co., Ltd., and the term “Honda” as used in this Annual Report refers to Honda Motor Co., Ltd. and its subsidiaries.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected financial data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2003 have been derived from the Company’s consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), except that they do not include segment information required under U.S. GAAP.

You should read the U.S. GAAP selected consolidated financial data set out below together with “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements contained in this Annual Report.

	Years ended March 31,					U.S. dollars
	1999	2000	2001	2002	2003	2003
	(Millions of yen)					(millions)
Income statement data:
Net sales and other operating revenue	¥6,231,041	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	$66,319
Operating income	548,698	426,230	406,960	639,296	689,449	5,736
Income before income taxes and equity in income of affiliates	520,511	416,063	384,976	551,342	609,755	5,073
Net income	305,045	262,415	232,241	362,707	426,662	3,550
Research and development	311,632	334,036	352,829	395,176	436,863	3,635
Depreciation	177,666	172,139	170,342	194,944	220,874	1,838
Capital expenditures	237,080	222,891	285,687	303,424	316,991	2,637

Balance sheet data:
Total assets	¥5,034,247	¥4,898,428	¥5,667,409	¥6,940,795	¥7,681,291	$63,904
Long-term debt	673,084	574,566	368,173	716,614	1,140,182	9,486
Stockholders’ equity	1,763,855	1,930,373	2,230,291	2,573,941	2,629,720	21,878
Common stock	86,067	86,067	86,067	86,067	86,067	716

Weighted average number of shares outstanding

	1999	2000	2001	2002	2003
	(Thousands of shares)
Weighted average number of common shares outstanding	974,414	974,414	974,414	974,408	970,952

Net income per common share
	1999	2000	2001	2002	2003	2003
	(Yen)					(US$)
Basic	¥313.05	¥269.31	¥238.34	¥372.23	¥439.43	$3.66
Diluted	313.05	269.31	238.34	372.23	439.43	3.66

Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.

	1999	2000	2001	2002	2003
Cash dividends declared during the period per common share:
Yen	21.00	21.00	23.00	25.00	31.00
US$	$0.17	$0.20	$0.19	$0.19	$0.26

Additionally, a year-end dividend of ¥16 ($0.13) per common share aggregating ¥15,386 million ($128 million) relating to fiscal 2003 was determined by the Company’s board of directors in April 2003 and approved by the Company’s shareholders in June 2003. This dividend was paid in June 2003.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for the translations was ¥120.20 = $1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2003. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On June 30 2003, the noon buying rate was ¥119.87 = $1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

Years ended March 31,	Average	Period end	Low	High
	(Yen)
1999	128.10	118.43	147.14	108.83
2000	110.02	102.73	124.45	101.53
2001	111.64	125.54	125.54	104.19
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004 (through June 30, 2003)	119.48	119.87	120.55	115.94

Jan-2003	120.18	117.80
Feb-2003	121.30	117.14
Mar-2003	121.42	116.47
Apr-2003	120.55	118.25
May-2003	119.50	115.94
June-2003	119.87	117.46

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of Honda’s common stock and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

Honda may be adversely affected by market conditions

Japan is currently in the midst of a prolonged economic slowdown. A continued economic slowdown, recession or sustained loss of consumer confidence in Japan could trigger a significant decline in demand for automobiles, motorcycles and power products that may affect Honda’s results of operations. Additionally, Honda conducts its operations throughout over the world, including North America, Europe and Asia. Economic downturns in these markets may also affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time. This volatility is caused by many factors, including short-term fluctuations in demand, shortages of certain supplies, volatility in underlying economic conditions, changes in import regulations, excess inventory and increased competition. There can be no assurance that such price volatility will not continue or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Honda’s operations are subject to currency fluctuations

Honda’s Japanese operations export automobiles, motorcycles, power products and automobile, motorcycle and power product components to over 130 countries, and its U.S. operations export these products to 48 countries. Changes in exchange rates have an effect on Honda’s results of operations, balance sheet and cash flow, as well as on Honda’s competitiveness, which will over time affect its results. In addition, currency fluctuations may affect Honda’s pricing of products sold and materials purchased in foreign currencies. Since Honda has substantial manufacturing operations in Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar. See further “Quantitative and Qualitative Disclosure About Market Risk” in Item 11 and “Operating and Financial Review and Prospects” in Item 5.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses hedging instruments in order to reduce the effects of currency fluctuations and interest rate exposure. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. While providing some protection from fluctuations in currency exchange and interest rates, by utilizing such hedging instruments Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda has entered into, and expects to continue to enter into, such hedging arrangements. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

The automobile and motorcycle industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants, are extensive within the automobile and motorcycle industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations. New legislation, such as the Transportation Recall Enhancement, Accountability, and Documentation (TREAD) Act in the United States, will also subject Honda to additional expense, which could be significant.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

Honda relies on suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda may be adversely affected by its joint ventures

In several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses may be affected by changes in the business condition or policy of these entities. Any or all of these factors may adversely affect Honda’s business, financial condition or results of operations.

Honda may be adversely affected by natural disasters, wars, terrorism and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to natural disasters, disease, wars, terrorism or labor strikes which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Cautionary statement with respect to forward looking statements in this Annual Report

This Annual Report includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

•	the political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments’ specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, motorcycle and power products industries and markets in Japan and the United States, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	the effects of competition in the automobile, motorcycle and power products markets on the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	Honda’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and

•	the effects of economic stagnation or recession in Honda’s principal markets and exchange rate fluctuations on the Honda’s results of operations.

Honda undertakes no obligation to publicly update any forward-looking statement after the date of this Annual Report. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities and Exchange Act of 1934.

Item 4.	Information on the Company

A.    History and Development of the Company

Honda Motor Co., Ltd. is a limited liability, joint stock corporation incorporated on September 24, 1948 under the Commercial Code of Japan as Honda Giken Kogyo Kabushiki Kaisha. It was formed to succeed to the business of an unincorporated enterprise established in 1946 by the late Soichiro Honda to manufacture motors for motorized bicycles.

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology. Approximately 15.5 million Honda engines were sold worldwide during the fiscal year ended March 31, 2003.

Honda seeks to follow a corporate strategy that emphasizes speed, efficiency, flexibility and innovation in Honda’s operations, including in product development, manufacturing and marketing. In order to satisfy the needs of its customers, Honda has global network that comprises 439 subsidiaries and affiliates.

Honda’s principal executive office is located at 1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo,  107-8556, Japan. Its telephone number is 81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2001, 2002 and 2003, Honda’s capital expenditures were ¥285.6 billion, ¥303.4 billion and 316.9 billion, respectively. For further details of Honda’s capital expenditures during fiscal 2003, see “Property, Plants and Equipment” included as “Item 4.C” of this Annual Report.

B.    Business overview

Motorcycle Business

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft, and revenue from its motorcycle business during the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003:

	Years ended March 31,
	1999	2000	2001	2002	2003
Units (in thousands)	4,295	4,436	5,118	6,095	8,080
Revenue in billions of Japanese yen	¥807	¥718	¥805	¥947	¥978
Revenue as a Percentage of total sales revenue	13%	12%	12%	13%	12%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1,800cc class in cylinder displacement. Honda’s motorcycles use gasoline engines developed by Honda that are air- or water-cooled, two or four-cycle, and single, two, four or six cylinder. The Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda is the largest manufacturer of motorcycles in the world in terms of annual units of production.

Honda’s motorcycles are produced at two sites in Japan: Hamamatsu and Kumamoto. In fiscal 2003, the annual production output of these sites was 808,800 units. Honda’s motorcycles are also produced by subsidiaries in the United States, Italy, Spain, Brazil, Thailand, Vietnam and India. Annual output in those countries in fiscal 2003 was approximately 367,000, 143,900, 41,900, 777,600, 1,664,600, 421,200 and 166,800 units, respectively. Certain motorcycle components are manufactured in Japan and shipped to foreign plants for assembly. Each plant also buys locally made parts or manufactures parts using Honda’s know-how and technical guidance.

Automobile Business

The following table sets out Honda’s unit sales of automobiles and revenue from its automobile business during the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003:

	Years ended March 31,
	1999	2000	2001	2002	2003
Units (in thousands)	2,333	2,473	2,580	2,666	2,888
Revenue in billions of Japanese yen	¥4,989	¥4,961	¥5,231	¥5,929	¥6,440
Revenue as a percentage of total sales revenue	80%	81%	81%	81%	81%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda’s principal automobile products includes the following vehicle models:

Passenger cars:

Accord, Civic, Acura TL, Acura RSX, Acura TSX,

Multi-wagons, Minivans, Sport Utility Vehicle:

Fit, Odyssey, CR-V, Pilot, Mobilio, Step Wagon, Acura MDX, Stream

Mini-vehicles:

Life, That’s, Vamos, Acty

Automobiles are produced by Honda at three sites in Japan: the Saitama factory, the Suzuka factory and the Tochigi factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Alliston (Canada), Swindon (U.K.) and Ayutthaya (Thailand).

The manufacture of the Acty-Truck, Acty-Van, Life, Life-Dunk, Vamos and Vamos-Hobio is undertaken by Yachiyo Industry Co., Ltd., one of our affiliates.

Others

The following table sets out Honda’s revenue from other businesses during the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003:

	Years ended March 31,
	1999	2000	2001	2002	2003
	(Revenue in billions of Japanese yen)
Financial Services	¥162	¥137	¥169	¥201	¥237
Other Businesses	¥272	¥281	¥257	¥282	¥315
Revenue as a percentage of total sales revenue	7%	7%	7%	6%	7%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

In our financial services business, we offer a variety of financial services to our customers and dealers through financial subsidiaries in Japan and abroad, with the aim of providing sales support for our products.

Honda’s other businesses consist primarily of sales of power products and related parts. Honda manufactures a variety of power products including power tillers, portable generators, general purpose engines, grass cutters, outboard engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers).

Power product unit sales for the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003 were 3,412,000, 4,057,000 , 3,884,000, 3,926,000 and 4,584,000 units, respectively.

Effective fiscal 2000, Honda changed its business segment categorization to include the ATV business in the motorcycle business. The ATV business was previously included in Other Businesses. All prior years’ figures in this Annual Report have been restated to reflect this change.

Marketing and Distribution

Most of Honda’s products are distributed under registered Honda trademarks in Japan and/or in overseas markets. Major trademarks include HONDA, ACURA, ACCORD, CIVIC, FIT, ODYSSEY, CR-V, PILOT, MOBILIO, STEP WGN, MDX, STREAM, LIFE, THAT’S, VAMOS, ACTY, WAVE, GOLD WING, WAVE and CUB.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 11,600 outlets, including approximately 1,400 PROS authorized dealerships. PROS dealerships are those in which all Honda’s Japanese motorcycle models are handled.

Honda’s distribution channel for automobiles in Japan consists of three dealer networks: PRIMO Shops, CLIO Shops and VERNO Shops, which sell different models of Honda automobiles. At present, 880 retail dealers operate 1,509 PRIMO Shops and sell the Saber, the Torneo, the Civic, the Life, the Acty, the Vamos and the That’s. Honda’s 83 retail dealers operate 505 CLIO Shops and sell the Accord series, the Inspire, the Legend, the Lagreat and the Avancier. 77 retail dealers operate 387 VERNO Shops and sell the NSX, the Saber, the Integra, the Torneo, the CR-V, the HR-V and the Honda S2000. In addition, the Odyssey, the Step WGN, the Partner, the Insight, the Stream, the Fit, the Fit Aria, the Mobilio and the Mobilio Spike are sold through all three dealer networks.

Power products are distributed in Japan primarily through the Company’s nine sales offices to approximately 1,500 retail dealers throughout Japan, including affiliates of the Company. A number of small engines are also sold to other manufacturers for use in their products.

The independent retail dealers who sell Honda’s products in Japan receive payment from customers by one of four payment methods: cash, bank loans, installment payments and financing by credit companies.

Service and parts related operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Lectures on service technology are provided regularly by the Company’s Automobile Sales Operations (Japan).

Overseas sales

Approximately 96% of Honda’s overseas sales in Japan are made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, which is the largest market for Honda automobiles, American Honda Motor Co., Inc. (AHMC), a wholly-owned subsidiary of the Company, markets Honda’s products through a sales network of approximately 1,260 independent local dealers for automobiles, approximately 1,200 for motorcycles and approximately 3,000 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network totaled 261 dealerships at the end of fiscal 2003. The Acura network offers the RSX, TL, CL, TSX, RL, NSX MDX and EL (Canada only) models.

With regard to the export of U.S.-built cars from North America, Honda is currently exporting such North American-built models as the Accord, the Odyssey, the Civic, the MDX and the Element to overseas markets. In fiscal 2003, Honda exported approximately 33,500 units from North America to 48 countries throughout the world.

In Europe, subsidiaries of the Company in the United Kingdom, Germany, France, Belgium, the Netherlands, Spain, Switzerland, Austria, Italy and other European countries distribute Honda’s products through approximately 1,500 independent local dealers for automobiles, approximately 1,600 for motorcycles and approximately 3,700 for power products.

The Company exports motorcycle components to 20 countries, including the United States, Italy, the People’s Republic of China, South Korea, Indonesia, Thailand, India, Mexico and Brazil.

The Company exports automobile components to 13 countries, including the United States, Canada, Thailand, Malaysia, Indonesia, India, Turkey, Brazil, and China, where motorcycles and automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company also exports power product components to nine countries, including the United States, France, Thailand, India, Indonesia and Australia, where power products are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and Parts related operations overseas

The Company provides its overseas subsidiaries, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Net Sales by Product Group and Region

Breakdown of Net Sales and Other Operating Revenue by Category of Activity

	Years ended March 31,
	2001	2002	2003
	(millions of yen)
Motorcycle business	¥805,304	¥947,900	¥978,095
Automobile business	5,231,326	5,929,742	6,440,094
Financial services	169,293	201,906	237,958
Other businesses	257,907	282,890	315,352

Total	¥6,463,830	¥7,362,438	¥7,971,499

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Breakdown of Net Sales and Other Operating Revenue by Geographical Markets

	Years ended March 31,
	2001	2002	2003
	(millions of yen)
Japan	¥1,740,340	¥1,868,746	¥1,748,706
North America	3,481,804	4,147,927	4,567,926
Europe	521,730	563,552	661,961
Others	719,956	782,213	992,906

Total	¥6,463,830	¥7,362,438	¥7,971,499

Note:	The geographical breakdown is based on the location of affiliated and unaffiliated customers.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 47% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2003.

Honda does not have and does not anticipate having any difficulty in obtaining its required materials from suppliers and considers its contracts and business relations with suppliers to be satisfactory. The Company is not aware that any of its domestic suppliers are substantially more dependent on foreign suppliers than are Japanese suppliers generally. However, it should be noted that Japanese industry in general is heavily dependent on foreign suppliers for substantially all of its raw materials.

Seasonality

Honda’s motorcycle and power product businesses have historically experienced some seasonality, however, this seasonality has generally not been material to our financial results.

Environmental Protection

Outline of Environmental Protection for Automobiles

1.	Emissions

Japan

In 2002, The Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline vehicles from 2005. Emissions limits have been lowered by more than 50% from the current level. Detailed requirements and test methods are discussed below.

The Air Pollution Law was enacted in 2000 to strengthen emissions regulations in place in Japan. Under this Act, a low emissions vehicle designation system was created whereby preferential tax treatment is available for vehicles whose emissions levels are below those designated in the Act. In 2001, the Automobile NOx Law, targeting large city areas, was revised to include specified particulate materials.

The United States

More comprehensive and stringent emission regulations under the Clean Air Act have been enacted since the 1990s by the U.S. federal government. Pursuant to the Act, the Environmental Protection Agency determined that it was necessary to tighten standards further and in February 2000 decided to adopt a more stringent vehicle emissions regulation applicable to passenger cars and light-duty trucks produced from model year 2004. Moreover, the new standard provides for gradual decreases in sulfur levels contained in fuel in the U.S. market.

Under the Clean Air Act, the State of California is permitted to establish its own, more stringent, emission control standards. As a result, the California Air Resources Board (CARB) adopted the “California Low Emission Vehicle Program” in 1990, aiming at establishing the strictest emission regulations in the world. In late 1998, CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (LEV II). These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, CARB approved modifications to the “Zero-Emission Vehicles” requirement, permitting gasoline SULEVs

(Super Ultra Low Emission Vehicle), hybrid vehicles (Powered by gasoline engine and/or electric motor) and CNG (Compressed Natural Gas) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development. In 2003, CARB amended Zero-Emission Vehicles requirement to focus on the development of fuel cell vehicles, rather than battery electric vehicles.

Europe

In 1999, the European Union adopted EURO3 and EURO4 as comprehensive emissions regulations for passenger vehicles and heavy and light commercial vehicles. EURO3 was implemented in 2000 and EURO4 is to be implemented in 2005. In each EU country, standards such as for preferential automobile tax treatment have been established in respect of automobiles that comply with requirements prescribed in EURO4 and are offered for sale before its implementation.

2.	Fuel Economy / CO2

Japan

In 1998, amendment was made to the Law Concerning Rationalization of Energy Usage to establish a fuel efficiency standard based on weight class. The standard will be tightened in 2005 for diesel-fueled automobiles. For gasoline automobiles, tighter standards, to be implemented in 2010, have been established.

In light of the CO2 reduction targets promulgated in the Kyoto protocol, the Japanese government will issue a fuel regulation for an interim ethanol blending limit (less than 5%) which will become effective in 2003. The Government intends to further increase this limit until the final target (10%) is achieved within a decade.

Ethanol blended fuel is a “Biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning any ethanol fuel, produced with biomass resources (such as plants or wood) are not counted toward CO2 emissions under the Kyoto protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (CAFE) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been 27.5 miles per gallon since 1990, and for light trucks 20.7 miles per gallon since 1996. Passenger cars are divided into the following two categories: “Domestic” and “Import”, and credits earned in one category may not be applied to another.

Taking into consideration that NAS (National Academy of Science) encouraged improving fuel economy in its Study Report issued in July 2001 and that both the U.S. Senate and the House of Representatives had heated discussions on raising the CAFE standards, it appears that regulations requiring improving fuel economy in the United States are likely.

In 2003, the National Highway Traffic Safety Administration (NHTSA) issued a new standard for model year 2005-2007 light trucks. The new rule will raise the current standard of 20.7 miles per gallon by 1.5 miles per gallon for over the next three years, as follows: 21.0 miles per gallon for model year 2005, 21.6 miles per gallon for model year 2006, and 22.2 miles per gallon for model year 2007.

Europe

In early 1999, the European Union reached a voluntary agreement with the European Automotive Manufacturers Association and established an average emissions target of 140 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2008. The Japan Automobile Manufacturers Association (JAMA) and the Korean Automobile Manufacturers Association also came into a similar voluntary agreement targeting implementation in 2009. In 2003, in an interim review, the emissions reduction effort made by these associations will be reviewed and the possibility of setting a more stringent target of above 140 grams is now being discussed. The EU also recommend biomass fuel blends.

3.	Recycling / ELV (End of Life Vehicles)

Japan

Japan enacted the Automobile Recycling Law in July 2002, which requires manufacturers to take back air bags and fluorocarbon and shredder residue derived from end-of-life vehicles (ELV) by the end of 2004. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars. Detailed regulations are expected to be issued by the fall of 2004. With respect to the recycling of fluorocarbons, under the Fluorocarbons Recovery and Destruction Law, regulations took effect in October 2002. The fluorocarbons derived from ELVs must be collected for destruction. The last owners of vehicles must purchase tickets for the fluorocarbon processing costs.

Europe

In September 2000, the European Union approved a directive that requires its member states to promulgate regulations implementing the following by April 21, 2002:

•	Manufacturers must be financially responsible for taking back end-of-life vehicles offered for sale after July 1, 2002 and for their dismantling and recycling. Beginning on January 1, 2007, vehicles offered for sale before July 1, 2002 must also be included.

•	Manufacturers must not use specified hazardous materials in vehicles offered for sale after July 2003; and

•	95% of vehicle parts sold as of a specified date, which will be designated in a future directive, must be re-usable and recoverable.

4.	Safety

Japan

Japanese safety regulations currently require manufacturers to equip their vehicles with safety features sufficient to assure passenger safety for both head-on (full wrap test) and side collisions (European test of passenger protection) occurring at speeds of up to 50 kilometers per hour. The introduction of European offset tests and laws based on the IHRA (International Harmonization Research Activity) testing method are currently being considered. The latter are likely to take effect in 2003.

The Ministry of Land, Infrastructure and Transport announced driving vision and pedestrian head protection standards as standards to be established in less than 2 years. The establishment of driving visibility standards is planned in June 2003. The rulemaking process for pedestrian head protection standards is in the final stage, toward establishment in 2005.

The United States

The Transportation Recall Enhancement, Accountability and Documentation Act (TREAD Act) was enacted in the United States on November 1, 2000. The Act required the NHTSA to upgrade federal motor vehicle safety standards relating to tires based on a vehicle test that takes into account the rollover propensity of vehicles. The Act also required the NHTSA to reinforce the recall system and safety standards. Items to be reinforced in the recall system include reporting obligations to the NHTSA in respect of recalls in foreign countries (overseas recall reporting requirements), which took effect in November 2002, and regulatory reporting of various manufacturers’ information to specify defects in earlier stages (early warning reporting requirements), which took effect in April 2003. Safety standards include the imposition of tire pressure monitoring system installation obligations (finalized in June 2002), an assessment method for active rollover, a testing method for child restraining equipment and tire standards. The Act also substantially increases the NHTSA’s authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act.

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including an interim final rule specifying performance requirements for advanced airbag systems. The rule imposes a new test method with stringent new injury criteria and sets forth a phase-in compliance schedule mandating that 20% of all vehicles produced by a manufacturer meet the new safety standard by 2003, 65% by 2004, and 100% by 2005.

Europe

The European Commission and automobile industry associations have reached a negotiated agreement on pedestrian protection requirements. As a first step toward implementation, work has been done toward a prohibition on auto manufacturers supplying rigid bull bars and improvement of the rate of anti-lock brake systems installed since the end of last year.

Regarding road fatalities reduction in the EU, the European Commission has established a project called “eSafety” aiming at cutting road fatalities in half by 2010. The project focuses on road accident prevention. To achieve this target, such issues as the introduction of new features on automobiles will be discussed.

5.	New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by automobile manufacturers are conducted in countries such as the United States, Japan, Australia and the EU. The principal items to be assessed under these programs are passenger protection and braking power. These are assessed with stricter standards or criteria than those required by statute. Introduction of pedestrian protection safety assessment in NCAP, currently under consideration in Japan, is to be implemented from mid 2003.

NCAP has been implemented worldwide as a passive safety performance evaluation program. However, in Europe, an environmental NCAP (ECO-TEST) featuring performance for emission and CO2, commissioned by FIA (the International Automobile Federation), was started in April 2003.

Outline of Environmental Protection for Motorcycles

Emissions

Japan

Japan has emissions regulations applicable to all classes of engine displacement. Some aspects of these requirements, such as for Hydro Carbon levels and durability, are stricter than the current European regulations, namely the EURO1 regulations. The Central Environment Council in the Ministry of Environment is expected to soon issue a final report on targets for 2006. The target level is expected to be similar to the EURO3 standards.

The United States

Emissions regulations regarding off-road motorcycles are expected to be introduced in 2006. In addition to this, EPA is planning to adopt California emissions standards regarding on-road motorcycles two years behind the adaptation schedule of California.

Europe

The EU maintains emissions regulations (EURO1) for motorcycles, as well as the “Motor Cycle (& Moped)-Whole Vehicle Type Approval”, a uniform certification system for two or three-wheeled motor vehicles.

The EURO2 regulations, regulating emissions by engine displacement class, will be introduced in 2003 and EURO3 in 2006.

Other Regions

Other countries, mainly in Asia, have advanced the implementation of tighter emissions regulation based on European regulation.

In Thailand, a 4th stage of the emissions control which is stricter than EURO1 has been enforced. A 5th stage of the emissions control which is equivalent to or more severe than EURO-2 will be enforced from July of this year.

In China, EURO1 equivalent regulations have been introduced in 2003 and EURO2-equivalent regulations will be introduced in 2004. In India, regulations based on its own test method are in effect and further regulations are expected to be enacted in 2005.

In Brazil, EURO1-equivalent regulation has been enforced from the beginning of this year. The EURO2 stage will be started from the beginning of 2005.

Outline of Environmental Protection for Power Products

Emissions

The United States

The U.S. federal government enacted new engine emissions regulations that are applied to model year 1997 small non-road engines. These regulations also control emissions of engines in use whose model years are 2001 and beyond. In regards to marine engines, emission regulations for outboard engines and personal watercraft became implemented for model year 1998 products and will continue to be gradually strengthened every year until model year 2006.

In 1995 the State of California enacted new engine emissions regulations for small non-road engines. The State is now gradually shifting its focus on emissions regulations for engines in use manufactured in model year 2000 and beyond. Recently the State was considering introducing tighter tail-pipe emissions standards and adding requirements for evaporative emissions from small non-road engines. In regards to marine engines, the State enacted emissions regulations for model year 2001 outboard engines and personal watercraft that are equivalent to the U.S. federal government’s model year 2006 regulations. The State will further strengthen the regulations for these products in model year 2004 and model year 2008 respectively.

Europe

Emissions regulations regarding diesel non-road mobile machinery have been in place in the European Union. The EU has introduced regulations controlling gasoline engines from 2004 based on the contents of the current EPA regulations in the United States, and is currently considering the introduction of emissions regulations targeting outboard engines and personal watercraft from 2005. In addition, in respect of marine engines, emissions regulations have been implemented since 1993 in Bodensee, which is located between Switzerland, Germany and Austria.

C.    Organizational Structure

As of March 31, 2003, the Company had 139 Japanese subsidiaries and 173 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries the country of incorporation, function and percentage ownership and voting interest held by Honda.

Name of Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yutaka Giken Co., Ltd.	Japan	Manufacturing	69.7
Honda Foundry Co., Ltd.	Japan	Manufacturing	82.1
Honda Lock Mfg. Co., Ltd.	Japan	Manufacturing	100.0
Asama Giken Co., Ltd.	Japan	Manufacturing	77.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
Suzuka Circuitland Co., Ltd.	Japan	Other (Leisure)	86.0
Honda Trading Corp.	Japan	Other (Trading)	100.0
Honda Sogo Tatemono Co., Ltd. (note1)	Japan	Other (Real Estate)	70.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Operation of Subsidiaries	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corp.	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America Inc.	U.S.A.	Manufacturing	100.0
Celina Aluminum Precision Technology Inc.	U.S.A.	Manufacturing	100.0
Honda Power Equipment Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Cardington Yutaka Technologies Inc.	U.S.A.	Manufacturing	100.0
Honda of South Carolina Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda Trading America Corp.	U.S.A.	Other (Trading)	100.0
Honda Engineering North America, Inc.	U.S.A.	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Europe N.V.	Belgium	Sales	100.0
Honda Motor Europe Ltd.	U.K.	Coordination of Operation of Subsidiaries and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc.	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Europe Power Equipment S.A.	France	Manufacturing and Sales	100.0

Name of Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Motor Europe (North) G.m.b.H.	Germany	Sales	100.0
Honda Bank G.m.b.H.	Germany	Finance	100.0
Honda R&D Europe (Deutschland) G.m.b.H.	Germany	Research & Development	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Montesa Honda S.A.	Spain	Manufacturing and Sales	88.1
Honda Motorcycle and Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Siel Cars India Ltd.	India	Manufacturing and Sales	99.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia SDN BHD	Malaysia	Manufacturing and Sales	51.0
Honda Atlas Cars (Pakistan) Ltd.	Pakistan	Manufacturing and Sales	51.0
Honda Philippines, Inc.	Philippines	Manufacturing and Sales	99.6
Honda Cars Philippines, Inc.	Philippines	Manufacturing and Sales	54.2
Honda Taiwan Co., Ltd	Taiwan	Manufacturing and Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Operation of Subsidiaries and Sales	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	91.4
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Operation of Subsidiaries (Holding company)	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Componentes da Amazonia Ltda.	Brazil	Manufacturing	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty., Ltd.	Australia	Sales	100.0
Honda New Zealand Ltd.	New Zealand	Sales	100.0

Note1	: Honda Sogo Tatemono Co., Ltd. was merged into Honda as of July 1, 2003.

D.    Property, Plants and Equipment

Honda’s manufacturing operations are principally conducted in 25 separate factories, five of which are located in Japan. The following table sets out information, as of March 31, 2003, with respect to Honda’s principal manufacturing facilities, all of which are owned by the Company:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,420	Automobiles
Takanezawa-cho, Tochigi, Japan	905	Automobiles
Hamamatsu, Shizuoka, Japan	3,629	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	7,658	Automobiles
Ohzu-machi, Kumamoto, Japan	2,813	Motorcycles, power products and engines
Marysville, Ohio, U.S.A.	7,965	Motorcycles, automobiles and all-terrain vehicles
Anna, Ohio, U.S.A.	2,767	Engines
East Liberty, Ohio, U.S.A.	2,535	Automobiles
Lincoln, Alabama, U.S.A.	2,513	Automobiles
Swepsonville, North Carolina, U.S.A.	389	Power products
Timmonsville, South Carolina, U.S.A.	1,525	All-terrain vehicles
Alliston, Ontario, Canada	4,266	Automobiles
El Salto, Mexico	1,487	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	4,245	Automobiles and engines
Ormes, France	185	Power products
Atessa, Italy	652	Motorcycles, power products and engines
Barcelona, Spain	287	Motorcycles
Gautambudh Nager, India	790	Automobiles
Lahore, Pakistan	310	Automobiles
Manila, Philippines	521	Motorcycles and power products
Ayutthaya, Thailand	1,618	Automobiles
Bangkok, Thailand	2,391	Motorcycles and power products
Vinhphuc, Vietnam	826	Motorcycles
Sumare, Brazil	759	Automobiles
Manaus, Brazil	4,693	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

We believe our production facilities and other properties, including the principal manufacturing facilities above, are suitable and adequate for the development, manufacture and sales of Honda’s products and parts.

As of March 31, 2003, the Company’s property, with a net book value of approximately ¥12,240 million, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Manufacturing-related expenditures in fiscal 2003 were applied to the expansion of manufacturing facilities, streamlining efforts and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities. Total consolidated capital expenditures were ¥316.9 billion, or ¥13.5 billion higher than the previous fiscal year. Capital expenditures by segment were as follows:

	2002	2003
	Yen (millions)
Motorcycle business	¥29,929	¥37,496
Automobile business	264,657	270,263
Financial services	676	646
Other businesses	8,162	8,586

Total	¥303,424	¥316,991

Honda invested ¥37.4 billion in its motorcycle business, mainly for the introduction of new models and improvement of manufacturing operations. Capital expenditures in the automobile business amounted to ¥270.2 billion. Honda invested mainly to launch new models and a new manufacturing system both for itself and for Honda of America Mfg., Inc. Funds were also applied to start of construction of a second assembly line at Honda Manufacturing of Alabama, LLC to produce finished vehicles and engines. Expenditures in the financial services business totaled ¥0.6 billion, while investment in other businesses, mainly to fund the expansion and renewal of power product manufacturing equipment and the renovation of motor sports facilities, came to ¥8.5 billion. Eliminations and sales of manufacturing facilities during the period had no material impact.

Item 5.	Operating and Financial Review and Prospects

A.     Operating Results

Overview

Looking at the economic environment surrounding Honda in the fiscal year ended March 31, 2003, the U.S. economy showed some signs of recovery, but generally remained sluggish. At the same time, the economies in the major European countries were also sluggish, while Asian countries displayed strong overall growth. In Japan, the economic situation remained unfavorable, with consumer spending in a slump.

We seek to offset adverse economic conditions by improved efficiency and speed in the areas of development, production, and sales and by strengthening our foundation for dealing flexibly with global trends.

During fiscal 2003, Honda sold 8,080,000 motorcycles, 2,888,000 automobiles, and 4,584,000 power products, representing records for us in each category.

Net sales and other operating revenue, operating income, income before income taxes, and net profit all reached record highs for us. Thanks to an increase in sales volume overseas, net sales grew by 8.3% over the previous year to ¥7,971.4 billion.

Operating income increased by 7.8% to ¥689.4 billion, due mainly to increased revenue in Europe and Asia together with ongoing cost cutting efforts, which more than offset increased selling, general and administrative expenses and research and development costs.

Income before income taxes and equity in income of affiliates increased by 10.6% to ¥609.7 billion and net profit increased 17.6% to ¥426.6 billion, including the contributions of higher equity in income of affiliates, mainly in the Asian region. In addition, basic and diluted net income per share was ¥439.43.

Looking at Honda’s efforts during fiscal 2003 by business category, in our motorcycle business, we introduced a number of new products. We also actively switched to four-stroke engines, which produce less emissions than two-stroke engines.

In the Asian region, where the market is expanding along with an economic recovery, motorcycles are positioned as a highly convenient and affordable mode of transportation, and Honda boosted its sales significantly by offering products that meet customer needs at affordable prices. Moreover, in Latin America, where the economic environment is unfavorable, we managed to expand our sales by offering new products. As a result of these efforts, the overall unit sales volume of motorcycles grew by 32.6% to 8,080,000 units.

In our automobile business, we have been working to improve environmental performance and safety, while strengthening our product lineup by introducing new products to meet the needs of our customers. Automobile unit sales rose by 8.3% to 2,888,000 units, mainly because of favorable sales in North America.

Honda strengthened its position in the passenger car segment in the North American market by carrying out a full model change of the Accord, our mainstay model, which had strong sales.

We moved to expand our product lineup in order to meet a wider range of customers by launching the Element, designed to appeal to younger customers, and the Pilot sports utility vehicle (SUV), both of which are in the light truck segment, where the market has continued to grow. In part as a result of these efforts, our sales in North America in fiscal 2003 rose by 11.3% to a record 1,522,000 units, even as overall demand in the U.S. in calendar 2002 dropped from the previous year to 16.8 million units.

In Japan, the overall market for automobiles was flat, at approximately 5,860,000 units, during the fiscal year. During this period, Honda’s sales in the subcompact car segment were favorable, with the Fit achieving the best-selling car title in Japan in calendar 2002. However Honda’s unit sales dropped by 3.3% to 849,000 units, due to intensified competition in the minivan segment with overall demand shifting to the subcompact car segment.

In Europe, we have launched products to better meet the market’s needs, reorganized our sales network, improved the capacity utilization rate at our automobile plant in the United Kingdom by manufacturing the CR-V for the North American market, and worked to reduce costs.

As a result, while the economies of the major European countries were sluggish, our automobile unit sales in Europe during fiscal 2003 rose by 17.6% to 207,000 units. This was due primarily to strong sales of the Jazz in the growing subcompact car segment and the successful full model change of the CR-V in the SUV segment. In addition, production at the U.K. auto plant grew by 42.7% to 186,000 units. Consequently , profitability also improved.

The total sales volume registered in Asia, Oceania, South America, the Middle East, and Africa increased 27% to 310,000 units. In the Asian region, where the market has experienced remarkable expansion, we conducted increased sales activities making use of our motorcycle business experience and our strong brand image. In part due to these sales activities, coupled with a full model change of both the CR-V and City in the ASEAN region, and the successful launch of the Odyssey minivan in China, we achieved a significant sales increase in Asia. In response to this increasing sales demand, we began producing automobiles at new factories in Malaysia, Indonesia, and Taiwan. In China, we increased our annual production capacity from 50,000 units to 120,000 units.

Looking at our power products business, Honda has applied its lower emissions engine technology to a variety of commonly used products, including general-purpose engines, electric generators, outboard motors, water pumps, and lawn mowers. As a result, we have been able to meet a variety of customer needs, ranging from commercial to home-use equipment. In fiscal 2003, we equipped an outboard motor with our newly developed four-stroke engine, which offers superior environmental performance, and marketed it worldwide.

We introduced, first in Japan a lighter weight version of our 360-degree inclinable, mini four-stroke engine, which can be operated at any position. Unit sales of power products increased by 16.8% to 4,584,000 units, boosted by our efforts to have original equipment manufacturers in Europe and North America equip their products with Honda engines.

Honda also expanded its lineup of automobiles equipped with our “i” series engines, which offer lower exhaust emissions and higher fuel economy. At the same time, we have also begun limited lease-sales of the FCX fuel cell vehicle in Japan and the U.S.

Further, in our motorcycle business, in addition to switching to a four-stroke engine, in January 2003 we launched a 100cc scooter in Europe equipped with an electronically controlled fuel injection system (PGM-FI), which simultaneously reduces fuel consumption and cuts exhaust emissions.

Application of Critical Accounting Policies

Critical accounting policies are those that require the application of managements’ most difficult, subjective or complex judgments often as a need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The following is not intend to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in note 1 to the consolidated financial statements.

Honda has identified the following critical accounting policies with respect to its financial presentation.

Product Warranty

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors. Accordingly, the Company provides for estimated warranty expenses at the time the vehicles are sold to customers. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in our warranty expense accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties. Management believes that the accounting estimate related to warranty reserves is a “critical accounting estimate” because changes in it can materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine their adequacy, therefore, the warranty reserve is maintained at an amount management deems adequate to cover estimated warranty expense. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty reserve.

Allowance for Credit Losses

Finance subsidiaries of the Company provide wholesale financing to dealers and retail lending and direct financing leases to consumers mainly in order to support sales of the products principally in North America. The Company recognizes the receivables derived from those services as finance subsidiaries-receivables.

The allowance for credit losses on finance subsidiaries-receivables is based on a review and evaluation of historical loss experience, the size and composition of the receivables, the credit quality of the portfolio, current economic events and conditions and other pertinent factors. Management believes that the accounting estimate related to allowance for credit losses is a “critical accounting estimate” because it requires management to make assumptions about inherently uncertain items including future economic trends, credit risks and other factors. The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. However, actual losses incurred may differ from the original estimates if economic conditions change or if different assumptions are used.

Allowance for Losses on Lease Residual Values

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated value of all vehicles leased to customers at the end of leasing period for direct financing leases. The Company initially determines the residual value based on appraisals and estimates. The allowance for losses on lease residual values is recognized to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The lease residual values are estimated based on historical experience including residual value losses and forward-looking information including our new product plans.

Management believes that the accounting estimate related to allowance for losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to change from period to period as it requires management to make assumptions about future economic trends and the lease residual value. The allowance is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. However, changes in economic factors or in the estimated lease residual value may result in adjustments to the allowance.

Pension and Other Postretirement Benefits

The Company has various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including discount rate, rate of salary increase and expected long-term rate of return. The discount rate and expected long-term rate of return are determined based on management’s evaluation of current market conditions including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. The discount rate and rate of salary increase at March 31, 2003 are 2.0% and 2.3%, respectively, expected long-term rate of return for the year ended March 31, 2003 is 4.0% for Japanese plans. The discount rate and rate of salary increase at March 31, 2003 are 5.5-7.0% and 4.0-6.7%, respectively, and the expected long-term rate of return for the year ended March 31, 2003 is 6.8-8.5% for foreign plans. Management believes that the accounting estimates related to pensions are “critical accounting estimates” because changes in them can materially affect the Company’s financial condition and results of operations. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods and can affect the recorded obligation immediately. Management believes that the assumptions used are appropriate. However, differences in actual experience or changes in assumptions could affect our pension costs and obligations.

Fiscal 2003 Compared with Fiscal 2002

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2003, ended March 31, 2003, amounted to ¥7,971.4 billion, up 8.3% from the previous fiscal year.

Of that amount, domestic net sales decreased by ¥120 billion or 6.4%, to ¥1,748.7 billion, while overseas net sales increased by ¥729.1 billion, or 13.3% to ¥6,222.7 billion.

Net sales included currency translation effects due to the appreciation of the yen to the U.S. dollar, which had a negative impact on foreign currency-denominated revenue from Honda’s overseas subsidiaries when translated into yen.

Operating Income

Operating income amounted to ¥689.4 billion, which was an increase by 7.8% from the previous fiscal year.

Increased net sales, predominantly in Europe and Asia, and the Company’s cost-cutting strategies have more than offset deterioration of the model mix as well as increases in selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Sales, General and Administrative Expenses / Research and Development Expenses

Sales, general and administrative expenses for fiscal 2003 increased by ¥143.2 billion, to ¥1,434.9 billion, reflecting increases in product warranty-related expenses and labor expenses.

Research and development expenses increased by ¥41.6 billion, to ¥436.8 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 10.6%, to ¥609.7 billion.

Other income & expenses, net improved by ¥8.2 billion from the previous fiscal year, due mainly to a decline in losses on currency exchanges, which offset increases in losses on securities sold, impairment losses on available for sale marketable equity securities, and losses on derivative instruments.

Equity in Income of Affiliates

Equity in income of affiliates climbed 45.8%, to ¥61.9 billion. This increase was due mainly to boosted gains posted by affiliates in Asia, representing around 80% of Honda’s overall equity in income of affiliates.

Net Income

Net income amounted to ¥426.6 billion, an increase of 17.6%. The effective tax rate was 40.2%, a decline by 1.7 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥439.43, compared with ¥372.23 in fiscal 2002.

Segment Disclosure under Japanese Law

Honda discloses business and geographical segment information with respect to its U.S. GAAP consolidated financial results in accordance with the requirements of a Ministerial Ordinance under the Securities and Exchange Law of Japan. The segment reporting requirements under the Ministerial Ordinance differ in certain material respects from the segment reporting requirements under U.S. GAAP. The U.S. GAAP consolidated financial statements of Honda included in this Annual Report do not include segment information required under U.S. GAAP.

Under the Japanese segment reporting requirements, business segments are based on Honda’s business organization and the similarity of the principal products within each segment, as well as the relevant markets for such products: the Motorcycle Business segment consists of motorcycles, ATVs, personal watercraft and relevant parts; the Automobile Business segment consists of automobiles and relevant parts; the Financial Services segment consists of financial and insurance services business; and the Other Businesses segment consists of other businesses, including power products and relevant parts.

The following tables set out Honda’s business and geographical segment information, prepared in accordance with Japanese segment reporting requirements, for the fiscal years ended March 31, 2002 and 2003.

(A)    Business Segment Information

As of and for the year ended March 31, 2003

	Motorcycle Business	Automobile Business	Financial Services	Other Business	Total	Corporate Assets and Eliminations	Consolidated
	(In millions of yen)
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥978,095	¥6,440,094	¥237,958	¥315,352	¥7,971,499	—	¥7,971,499
Intersegment-sales	—	—	¥3,037	¥10,971	¥14,008	¥(14,008)	—

Total	¥978,095	¥6,440,094	¥240,995	¥326,323	¥7,985,507	¥(14,008)	¥7,971,499

Cost of sales, SG&A and R&D expenses	¥919,329	¥5,879,991	¥179,006	¥317,732	¥7,296,058	¥(14,008)	¥7,282,050

Operating income	¥58,766	¥560,103	¥61,989	¥8,591	¥689,449	0	¥689,449

Assets	¥798,530	¥3,624,639	¥3,505,017	¥241,085	¥8,169,271	¥(487,980)	¥7,681,291

Depreciation and amortization	¥25,311	¥187,839	¥804	¥6,920	¥220,874	—	¥220,874

Capital expenditures	¥37,496	¥270,263	¥646	¥8,586	¥316,991	—	¥316,991

As of and for the year ended March 31, 2002

	Motorcycle Business	Automobile Business	Financial Services	Other Business	Total	Corporate Assets and Eliminations	Consolidated
	(In millions of yen)
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥947,900	¥5,929,742	¥201,906	¥282,890	¥7,362,438	—	¥7,362,438
Intersegment-sales	—	—	¥7,409	¥10,968	¥18,377	¥(18,377)	—

Total	¥947,900	¥5,929,742	¥209,315	¥293,858	¥7,380,815	¥(18,377)	¥7,362,438

Cost of sales, SG&A and R&D expenses	¥878,244	¥5,409,232	¥164,231	¥289,812	¥6,741,519	¥(18,377)	¥6,723,142

Operating income	¥69,656	¥520,510	¥45,084	¥4,046	¥639,296	—	¥639,296

Assets	¥754,512	¥3,377,470	¥2,917,170	¥240,735	¥7,289,887	¥(349,092)	¥6,940,795

Depreciation and amortization	¥22,129	¥165,508	¥786	¥6,521	¥194,944	—	¥194,944

Capital expenditures	¥29,929	¥264,657	¥676	¥8,162	¥303,424	—	¥303,424

(B)    Geographical Segment Information

As of and for the year ended March 31, 2003

	Japan	North America	Europe	Others	Total	Corporate Assets and Eliminations	Consolidated
	(In millions of yen)
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,975,518	¥4,580,004	¥663,032	¥752,945	¥7,971,499	—	¥7,971,499
Transfers between geographical segments	¥1,943,465	¥131,906	¥161,551	¥35,515	¥2,272,437	¥(2,272,437)	—

Total	¥3,918,983	¥4,711,910	¥824,583	¥788,460	¥10,243,936	¥(2,272,437)	¥7,971,499

Cost of sales, SG&A and R&D expenses	¥3,716,654	¥4,313,202	¥810,398	¥727,440	¥9,567,694	¥(2,285,644)	¥7,282,050

Operating income	¥202,329	¥398,708	¥14,185	¥61,020	¥676,242	¥13,207	¥689,449

Assets	¥2,392,252	¥4,182,861	¥535,507	¥472,259	¥7,582,879	¥98,412	¥7,681,291

As of and for the year ended March 31, 2002

	Japan	North America	Europe	Others	Total	Corporate Assets and Eliminations	Consolidated
	(In millions of yen)
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥2,087,765	¥4,163,951	¥570,170	¥540,552	¥7,362,438	—	¥7,362,438
Transfers between geographical segments	¥1,723,269	¥143,987	¥33,335	¥14,259	¥1,914,850	¥(1,914,850)	—

Total	¥3,811,034	¥4,307,938	¥603,505	¥554,811	¥9,277,288	¥(1,914,850)	¥7,362,438

Cost of sales, SG&A and R&D expenses	¥3,557,603	¥3,905,543	¥638,843	¥514,100	¥8,616,089	¥(1,892,947)	¥6,723,142

Operating income (loss)	¥253,431	¥402,395	¥(35,338)	¥40,711	¥661,199	¥(21,903)	¥639,296

Assets	¥2,177,095	¥3,679,762	¥514,535	¥374,801	¥6,746,193	¥194,602	¥6,940,795

Business segments

•	Motorcycle Business

In fiscal 2003, motorcycle unit sales, including all-terrain vehicles(ATVs) and personal watercraft, increased 32.6% to 8,080,000 units, mainly as a result of robust sales in “Other” regions, especially in Asia. Net sales grew by 3.2% to ¥978.0 billion due to an increase in unit sales and a positive translation effect from the depreciation of the yen against the euro. Operating income dropped by 15.6% to ¥58.7 billion and the operating margin was 6.0%.

Japan

In Japan, unit sales were up by 6.9% to 432,000 units, mainly as a result of stronger scooter sales. In fiscal 2003, we launched the scooter Today, which is manufactured in China. It has a number of options as standard features and is offered at a low price range. We also introduced the leisure bike Solo, which has a unique design, and made a full model change to the CB1300 Super Four sports bike, together with improving its handling. The light motorcycle market has been expanding, and we improved the performance of the scooter Fusion for this market in response to requirements of young users.

North America

In North America, unit sales rose by 3.4% to 610,000 units, mainly because of an increase in sales of ATVs and off-road bikes. The new products we launched in North America included the ATV TRX650FA, which realizes enhanced driving performance and handling capabilities, the sports bike ST1300, and the super sports bike CBR600RR, which offers excellent performance. We also launched the off-road bikes CRF150F and CRF230F, our first Brazilian-made models exported to North America.

Europe

In Europe, the economy remained sluggish and the markets in the individual European countries contracted. In this situation, Honda’s unit sales shrank by 3.2% to 305,000 units. Sales declined in all countries except the United Kingdom, where unit sales increased, mainly due to favorable scooter sales. Regarding new products, we launched the Thai-made INNOVA, a 125cc cub-model, as a part of our efforts to diversify our global manufacturing base. We also introduced the Pantheon in the steadily growing scooter segment. This scooter features Honda’s programmed fuel injection system (PGM-FI) which we recently developed for use with light motorcycles.

Other Regions

In other regions (i.e., Asia/Oceania, Latin America, the Middle East, and Africa), unit sales increased 40.7% to 6,733,000 units. In the Asian region, which is showing particularly strong growth, we launched the family bike Wave100 in Thailand, at a price we managed to lower through our cost cutting efforts. In India, we introduced the sporty scooter Dio, which features European-style. And, in Indonesia, we marketed the 125cc cub-model Karisma, with an exterior design modified to meet local customers’ tastes. Sales of all of these products were favorable. In other Asian countries in which we operate motorcycle sales increased along with the economic growth in that region. In South America, we launched the sport motorbikes NXR125 and NXR150.

•	Automobile Business

In fiscal 2003, automobile unit sales grew by 8.3% to 2,888,000 units as a result of favorable sales in North America and other regions, especially in Asia, except Japan. Net sales increased by 8.6%, to ¥6,440 billion, mainly due to increased unit sales, which offset negative impact from the appreciation of the yen against the U.S. dollar. Operating income expanded by 7.6% to ¥560.1 billion, and operating margin was 8.7%.

Japan

During fiscal 2003, overall industry demand for automobiles in Japan totaled to 5,860,000 units, about the same level as the previous year. While Honda enjoyed brisk sales of the Fit, Mobilio, and all-new Accord, which received Japan’s Car of the Year award, unit sales of the Stepwagon and Stream declined. As a result, unit sales in Japan fell by 3.3% to 849,000 units. The new products Honda launched in fiscal 2003 were the Fit 1.5T, equipped with a newly developed 1.5L VTEC engine that combines enhanced performance with high fuel economy, the Fit Aria, a small sedan manufactured in Thailand, and the Canadian-made luxury SUV MDX.

North America

During the calendar year 2002, overall industry demand for automobiles in the U.S. dropped by 2% to 16,840,000 units. Despite this situation, Honda’s unit sales of automobiles in North America rose by 11.3% to a record high for us of 1,522,000 units in fiscal 2003. This was in part attributable to the launch of two new models, the Pilot and Element, in addition to steady sales of the Accord, which underwent a full model change, and favorable sales of light truck models, such as the CR-V and Odyssey. In order to meet increased demand for light trucks in the North American market, Honda boosted its local production capacity in North America. At our Canadian automobile assembly plant, we expanded the production capacity at the first and second lines by 30,000 units, bringing the overall annual production capacity to 390,000 units. Of this figure, the production capacity for light trucks is 195,000 units. Moreover, our Alabama automobile assembly plant, which began production in November 2001, reached its full capacity of 150,000 units a year, bringing our total annual production capacity in North America for light trucks and passenger cars to 1,250,000 units.

Europe

In Europe, the economy remained weak, but Honda’s unit sales in that region grew by 17.6% to 207,000 units, thanks to strong sales of the Jazz and CR-V. Further, we added a diesel car to our Civic lineup, as demand for diesel cars is particularly strong in continental Europe. In addition to increased sales within the region, exports of the CR-V to North America increased, and the capacity utilization rate at our U.K. plant improved significantly.

Other Regions

Unit sales in other regions increased by 27% to 310,000 units, as a result of sales growth in Asia. Honda’s sales in China were favorable, and we began local production there of the Odyssey, in addition to the Accord. In order to meet growing local demand, we increased our annual production capacity in China to 120,000 units. In the ASEAN region, we increased production capacity at our Thai plant, with the goal of meeting expanding demand in that country and others. In addition, we began operations at new automobile assembly plants in Malaysia, Indonesia, and Taiwan.

•	Financial Services

In our financial services business, we offer a variety of financial services to our customers and dealers through financial subsidiaries in Japan and abroad, with the aim of providing sales support for our products. In fiscal 2003, net sales at our financial services business, including intersegment sales, rose by 15.1% to ¥240.9 billion, mainly because of favorable sales of automobiles in North America. Operating income was up by 37.5% to ¥61.9 billion.

In fiscal 2003, accompanying the expansion of our automobile business in Asia, we established a financial subsidiary in Thailand with an eye toward improving our support to customers. This is in addition to our other financial subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, and Brazil.

•	Other Businesses

In fiscal 2003, power products unit sales, which are included in Honda’s other businesses, expanded by 16.8% to 4,584,000 units, as a result of sales growth of general-purpose engines in all four regions. Net sales from other businesses, including power products and intersegment sales, rose by 11% to ¥326.3 billion, mainly as a result of an increase in unit sales of power products. Operating income jumped 112.3% to ¥8.5 billion.

In Japan, unit sales of power products rose by 15.4% to 472,000 units. In North America, in addition to sales of general-purpose engines, sales of lawn mowers have been favorable. As a result, unit sales in that region grew by 16.9% to 1,872,000 units. In Europe, unit sales were up by 27.5% to 1,290,000 units. In other regions, unit sales rose by 5.1% to 950,000 units.

New products we launched around the world in fiscal 2003 include the GX25 four-stroke general-purpose engine, which can operate in any position, the BF15 four-stroke outboard engine and the BF20, a new addition to the series. The BF15 and the BF20 are equipped with a newly developed engine with excellent environmental performance. We also introduced the HS980i and HS1180i hybrid snowblowers in Japan and Europe. In North America, we launched the HRZ216 push-type lawnmower, which offers superior ease of use. In India, we marketed the EXK1200 and EXK2000 power generators with reduced noise levels.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

•	Japan

Increased export sales of automobiles contributed to a 2.8% increase in net sales in Japan in fiscal 2003, amounting to ¥3,918.9 billion. Operating income decreased by 20.2% from the previous fiscal year, amounting to ¥202.3 billion.

•	North America

Net sales in North America increased by 9.4%, to ¥4,711.9 billion. This increase is attributed to increased unit sales of automobiles and power products, which offset negative effects of currency translation, caused by the appreciation of the yen against the U.S. dollar. Operating income decreased by 0.9%, to ¥398.7 billion.

•	Europe

Increased unit sales of automobiles and power products, together with positive effects of currency translation contributed to a 36.6% increase in net sales in Europe, which amounted to ¥824.5 billion. Operating income improved by ¥49.5 billion, to ¥14.1 billion.

•	Other Regions

Increased unit sales of motorcycles, automobiles and power products contributed to a 42.1% increase in net sales in other regions, to ¥788.4 billion. Operating income increased by 49.9%, to ¥61 billion.

Disclosure of unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries

In fiscal 2002, Honda began preparing and disclosing unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries, for investor relations purposes. For purposes of these disclosures, the non-financial services business corresponds to the Motorcycle Business, Automobile and Other Business segments, and the finance subsidiaries correspond to the Financial Services segment, respectively, under the Japanese segment reporting requirements. See Annex A to this Annual Report.

Fiscal 2002 Compared with Fiscal 2001

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales for the fiscal year ended March 31, 2002 (fiscal 2002), amounted to ¥7,362.4 billion, up 13.9% from the previous fiscal year. Of that amount, domestic net sales increased by ¥128.4 billion or 7.4%, to ¥1,868.7 billion, while overseas net sales increased by ¥770 billion, or 16.3% to ¥5,493.6 billion.

This gain was primarily due to increases in unit sales in each of our automobile, motorcycle and power products categories. Higher net sales also reflected currency translation effects, which had a positive impact on foreign currency denominated revenue from Honda’s overseas subsidiaries when translated into yen.

Operating Income

Operating income increased 57.1% from the previous fiscal year, to ¥639.2 billion, as strong demand for Honda automobiles resulted in significant unit sales gains in Japan and North America. Improved operating income was also attributable to ongoing cost-cutting strategies and a weaker yen.

Sales, General and Administrative Expenses

Sales, General and Administrative Expenses or SG&A for fiscal 2002 were up 12.7%, to ¥1,291.7 billion, largely as a consequence of higher advertising expenses, an increase in product warranty-related expenses—paralleling unit sales gains—and rising personnel expenses.

Research and Development Expenses

Research and Development expenses in fiscal 2002 totaled ¥395.1 billion. For further details of Honda’s Research and Development activities, see “Research and Development” in Item 5.C of this annual report.

Income before Income Taxes and Equity in Income of Affiliates

Reflecting solid increases in revenue and operating income, income before income taxes and equity in income of affiliates advanced 43.2%, to ¥551.3 billion.

Equity in Income of Affiliates

Equity in income of affiliates increased 65.4%, to ¥42.5 billion. This increase was due largely to income gains posted by affiliates in Asia.

Net Income

Consolidated fiscal 2002 net income totaled ¥362.7 billion, an increase of 56.2%. The effective tax rate was 41.9%, 4.5 percentage points lower than for the previous period mainly due to decrease of valuation allowance provided for current year operating losses of subsidiaries. Basic and diluted net income per common share amounted to ¥372.23, compared with ¥238.34 in fiscal 2001.

The following tables set out Honda’s business and geographical segment information for the fiscal year ended March 31, 2001.

(A)    Business Segment Information

As of and for the year ended March 31, 2001

	Motorcycle Business	Automobile Business	Financial Services	Other Business	Total	Corporate Assets and Eliminations	Consolidated
	(In millions of yen)
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥805,304	¥5,231,326	¥169,293	¥257,907	¥6,463,830	—	¥6,463,830
Intersegment-sales	—	—	¥6,781	¥6,796	¥13,577	¥(13,577)	—

Total	¥805,304	¥5,231,326	¥176,074	¥264,703	¥6,477,407	¥(13,577)	¥6,463,830

Cost of sales, SG&A and R&D expenses	¥748,826	¥4,911,291	¥145,272	¥265,058	¥6,070,447	¥(13,577)	¥6,056,870

Operating income	¥56,478	¥320,035	¥30,802	¥(355)	¥406,960	—	¥406,960

Assets	¥597,998	¥2,828,579	¥2,217,186	¥191,223	¥5,834,986	¥(167,577)	¥5,667,409

Depreciation and amortization	¥19,275	¥143,884	¥492	¥6,691	¥170,342	—	¥170,342

Capital expenditures	¥34,012	¥239,609	¥1,320	¥10,746	¥285,687	—	¥285,687

(B)    Geographical Segment Information

As of and for the year ended March 31, 2001

	Japan	North America	Europe	Others	Total	Corporate Assets and Eliminations	Consolidated
	(In millions of yen)
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,950,985	¥3,488,287	¥526,923	¥497,635	¥6,463,830	—	¥6,463,830
Transfers between geographical segments	¥1,643,591	¥120,123	¥20,365	¥12,921	¥1,797,000	¥(1,797,000)	—

Total	¥3,594,576	¥3,608,410	¥547,288	¥510,556	¥8,260,830	¥(1,797,000)	¥6,463,830

Cost of sales, SG&A and R&D expenses	¥3,448,505	¥3,331,870	¥602,815	¥474,636	¥7,857,826	¥(1,800,956)	¥6,056,870

Operating income (loss)	¥146,071	¥276,540	¥(55,527)	¥35,920	¥403,004	¥3,956	¥406,960

Assets	¥2,022,021	¥2,713,508	¥457,647	¥286,776	¥5,479,952	¥187,457	¥5,667,409

Business segments

•	Motorcycle Business

Unit sales of Honda motorcycles, including ATVs and personal watercraft, in fiscal 2002 increased 19.1% from fiscal 2001, to 6,095,000 units, as a result of gains in North and Latin America, as well as in Asia. Net sales advanced 17.7%, to ¥947.9 billion, while operating income grew 23.3%, to ¥69.6 billion. The operating margin was 7.3%.

Japan

Total demand in Japan’s motorcycle market during fiscal 2003 decreased 5.7%, to 783,000 units. In this environment, reduced sales of commercial-use models offset the increase in sales of sport bikes generated in part by the introduction of new models. As a consequence, unit sales of Honda motorcycles in the domestic market remained relatively flat, at 404,000. During fiscal 2002, we launched several models designed specifically to appeal to younger consumers, including two scooters—the Zoomer, which features distinctive “naked” styling, and the casually appointed Bite—and the Ape 100, a 100cc sport minibike. We also introduced models aimed at adult consumers, such as a new version of the Silver Wing large scooter mounted with a 600cc engine and the VFR, a super sport touring model. To reinforce our motorcycle business in Japan, we established a new sales company, Honda Motorcycle Japan Co., Ltd. (HMJ), which combines all domestic motorcycle sales functions and supervises the overall motorcycle operations. Created through the integration of three wholesale companies, HMJ also assumed the product planning and marketing functions of headquarters and the motorcycle sales support functions of related divisions. This combination enables HMJ to oversee market-oriented product planning and sales activities from a vantage point close to the market, seeking to enhance the efficiency of operations and increasing customer satisfaction.

North America

Unit sales of motorcycles in fiscal 2002 in North America increased 13.7%, to 590,000, reflecting gains in the touring, custom and off-road categories. We recorded increased sales of locally manufactured, large-displacement models, notably the Gold Wing GL1800 touring bike and the VTX 1800 custom classic, as well as motocross bikes and the XR50R off-road bike for children. We also launched the AquaTrax F-12 and AquaTrax F-12X, our first models in the personal watercraft category.

Europe

In part reflecting sluggish economic conditions and currency fluctuations, total market demand for motorcycles in Europe decreased in fiscal 2002 after seven consecutive years of growth. In this environment, unit sales of Honda motorcycles in the region decreased 7.6%, to 315,000. In Italy, the largest market for small scooters in Europe, tighter environmental and helmet regulations and higher insurance premiums accelerated a shift in scooter demand to models with 125cc or higher displacements. In Spain, demand was hampered by an increase in the value-added tax (VAT) on 50cc scooters. We responded by accelerating marketing efforts for the CBR600F and CBR900RR super sport bikes. We also sought to further stimulate demand by introducing two locally built 125cc and 150cc scooters, the SH125 and SH150.

Other Regions

Other regions comprise Asia, Oceania, Latin America, the Middle East and Africa. A strong performance in Asia resulted in a 24.3% increase in unit sales of Honda motorcycles, to 4,786,000. The increase in Asia was largely attributable to a number of new models, such as the M-LIVING, an affordably priced 125cc commuter bike launched in China; the Wave 125, a fuel-efficient motorcycle with a 4-stroke engine offered in Thailand; and the Wave a, an inexpensive, family-oriented motorcycle launched in Vietnam that uses locally sourced parts, as well as those sourced from China and other regions of Asia. Sales in this geographical category were also bolstered by firm sales of the XR250 Tornado on-road/off-road bike, launched in Latin America in the summer of 2001. In addition to increasing marketing efforts in Asia, we also took action to expand our production and sales network to capitalize on rapidly rising demand. During the period, we established joint venture Sundiro Honda Motorcycle Co., Ltd., to manufacture and market motorcycles in China, the world’s largest market for these vehicles. In November, Sundiro Honda Motorcycle began producing the M-LIVING motorcycle. Also, we established a new subsidiary, Honda Motorcycle R&D China Co., Ltd., in Shanghai to work closely with our three Chinese motorcycle joint ventures to facilitate expansion of our operations in this crucial market. In India—the world’s second-largest motorcycle market—we commenced operations at a new plant for motorcycle manufacturing subsidiary Honda Motorcycle & Scooter India (Private) Limited (HMSI).

•	Automobile Business

Brisk sales of automobiles in Japan and the United States in fiscal 2002 supported a 3.3% increase in unit sales worldwide, to 2,666,000. Growth in unit sales and the positive impact of a weaker yen pushed segment revenue up 13.4% from the previous fiscal year, to ¥5,929.7 billion. Operating income increased 62.6%, to ¥520.5 billion. Accordingly, the operating margin was 8.8%.

Japan

Although total industry demand in Japan decreased, to 5.82 million units, unit sales of Honda vehicles rose 13.1%, to 878,000, mainly attributable to sales of the popular Step Wagon and Stream minivans, as well as the introduction of the Fit, a new subcompact car, and the all-new Mobilio, a 7-passenger compact minivan. Sales of the Life and Vamos minivehicles and the That’s, a new style of minivehicle, also enjoyed a favorable response from consumers. Reflecting strong sales of the Fit, Step Wagon and Stream through our three dealer channels in Japan—Primo, Clio and Verno—Honda automobiles, including imports, accounted for over 15% of overall domestic automobile sales.

North America

Total U.S. automobile industry sales remained fairly level with the previous year, at 17.1 million units for calendar year 2001. Brisk sales of the Canadian-made Acura MDX luxury SUV, as well as shipments of the redesigned CR-V, the Acura RSX, which was launched in July, and the Civic led to a 1.6% increase in unit sales in North America, to a new record of 1,368,000. In response to a sharp increase in demand in North America for the Odyssey minivan, we commenced production of this model at Honda Manufacturing of Alabama, LLC (HMA), our new plant in Lincoln, Alabama, which began operating in November 2001, well ahead of the original schedule. In addition to the Odyssey, HMA produces the V-6 engines that are installed in the car.

Europe

In Europe, the positive effects of the launch of new models in the auto industry, as well as growing demand for diesel-powered automobiles, were not sufficient to offset slowing economic conditions. Honda’s automobile unit sales were hampered mainly because of lower sales of the Accord and the HR-V SUV. As a consequence, despite steady gains in the second half—reflecting the introduction of the new Jazz, known as the Fit in Japan—a weaker performance in the first half prompted a 7.9% decline in unit sales in the region, to 176,000. During fiscal 2002, our U.K. manufacturing subsidiary Honda of the U.K. Manufacturing Ltd. (HUM) completed its second automobile plant, where it began production of the Civic 5-door series. As a result, our automobile production capacity in the United Kingdom rose 66.7%, to 250,000 units. HUM’s lineup also includes the Civic 3-door, which is sold in Europe and, from fiscal 2002, exported to Japan and North America. In April 2002, we also commenced exports of the redesigned CR-V from the plant to North America. Also during the period, the plant started production of a new Civic for the European market mounted with a 1.7-liter diesel engine from Isuzu Motors Limited, in a bid to expand sales in the region and ensure a high capacity utilization rate at HUM.

Other Regions

Combined unit sales in other regions decreased 8.6%, to 244,000, as declines in Taiwan and Australia offset gains in China. During the period, we took steps to expand operations in this geographical segment, including the addition of a V-6 version to our Accord lineup in China and the launch of the Accord in India—our second model in that country, joining the City—and the Stream in Indonesia. In Malaysia, newly established automobile manufacturing and distribution joint venture DRB-Oriental-Honda Sdn. Bhd. commenced construction of a new automobile plant. In Indonesia, manufacturing and distribution joint venture P.T. Honda Prospect Motor also began building an automobile plant, near Jakarta.

•	Financial Services

Honda provides various forms of financial services to authorized dealers of Honda products and/or their customers in Japan, the United States, Canada, the United Kingdom, Germany, and Brazil. These financial services currently consist of wholesale and retail lending and retail leasing. Honda also provides financing leases and lending for sales-related facilities and equipment in Japan.

The use of retail lending and retail leasing programs through Honda’s captive finance companies in support of sales of automobiles is becoming increasingly important, particularly in the North American market.

Net sales from financial services, including intersegment sales, in fiscal 2002 advanced 18.9%, to ¥209.3 billion, operating income surged 46.4%, to ¥45.0 billion due principally to the effects of favorable automobile sales in North America. In May 2002, we announced plans to reinforce our financing business in Japan by integrating our three existing financing companies—involved in equipment leasing and cash loans, car leasing and the credit business—to form a new company, Honda Finance Co., Ltd. The new company commenced operations on July 1, 2002, and enables us to improve capital efficiency and procure low-cost funding, which in turn allows us to offer more competitive financial services.

•	Other Businesses

This segment encompasses all businesses not directly related to automobile, motorcycle, or financial services operations, and includes revenue from sales of power products and related components, as well as from leisure and trading businesses. In fiscal 2002 net sales, including intersegment sales advanced 11.0%, to ¥293.8 billion. Operating income was ¥4.0 billion, up from an operating loss of ¥355 million in fiscal 2001.

Unit sales of power products rose 1.1%, to 3,926,000. This improvement was primarily attributable to increased sales in North America. During the period, we introduced a number of new products—including 4-stroke overhead cam (OHC) general-purpose engines, 4-stroke outboard engines, high-output inverter-equipped generators and a hybrid snowblower—in major overseas markets. In Japan, we commenced production at the Hosoe Plant, a new outboard engine plant at the Hamamatsu Factory. In North America, sales of general-purpose engines and lawnmowers boosted unit sales of power products 13.4%, to 1,601,000. Unit sales of power products fell 20.3%, to 1,012,000, in Europe, and 13.0%, to 904,000, in other regions, principally due to lower sales of general-purpose engines.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

•	Japan

Brisk automobile sales and the positive effects of currency translation related to foreign currency denominated exports contributed to a 6.0% increase in net sales in Japan in fiscal 2002, to ¥3,811.0 billion. Operating income increased 73.5%, to ¥253.4 billion.

•	North America

Higher unit sales of motorcycles, automobiles and power products, along with the positive effects of currency translation, pushed Honda’s net sales in North America up 19.4%, to ¥4,307.9 billion. Operating income amounted to ¥402.3 billion, up 45.5%.

•	Europe

Despite flagging unit sales of motorcycles, automobiles and power products, the positive effects of currency translation contributed significantly to a 10.3% increase in Honda’s net sales in Europe, to ¥603.5 billion. Nonetheless, Honda recorded an operating loss of ¥35.3 billion, although this represented an improvement of ¥20.1 billion from the previous period.

•	Other Regions

Higher unit sales of motorcycles in Asia and Latin America, coupled with the positive effects of currency translation attributable to a weaker yen, offset declines in unit sales of auto-mobiles and power products .As a consequence, aggregate net sales in other regions rose 8.7%, to ¥554.8 billion, while operating income increased 13.3%, to ¥40.7 billion.

B.    Liquidity and Capital Resources

Honda’s policy is to maintain sufficient capital resources, a sufficient level of liquidity and a sound balance sheet for purposes of its business activities.

Honda funds its capital expenditures primarily through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from medium-term notes and commercial paper, as well as asset-backed securities issued in securitizations of finance receivables.

Net cash provided by operating activities amounted to ¥688.1 billion for fiscal 2003, decreasing ¥61.8 billion over fiscal 2002. Notwithstanding an increase in net income of ¥426.6 billion, this decrease was mainly due to an increase in inventories.

Net cash used by investing activities amounted to ¥1,073.5 billion for fiscal 2003, increasing ¥186.9 billion over fiscal 2002. This increase was mainly due to an increase in purchase of finance subsidiaries’ receivables.

Net cash provided by financing activities amounted to ¥346.9 billion for fiscal 2003, increasing ¥39.3 billion over fiscal 2002. Notwithstanding a decrease in short-term debt, this increase was due to an increase in proceeds from long-term debt.

As a result of the foregoing, Honda’s consolidated cash and cash equivalents amounted to ¥547.4 billion as of March 31, 2003, a net decrease of ¥62.0 billion from a year ago.

Honda’s total debt increased in fiscal 2003 by ¥262.7 billion to ¥2,322.4 billion. Short-term debt decreased in fiscal 2003 by ¥157.1 billion to ¥877.9 billion. The current portion of long-term debt decreased in fiscal 2003 by ¥3.6 billion to ¥304.3 billion. Long-term debt increased in fiscal 2003 by ¥423.5 billion to ¥1,140.1 billion.

Honda’s general policy is to provide amounts necessary for future capital expenditures from funds generated from operations. With the current levels of cash and cash equivalents and other liquid assets, as well as credit lines with banks, Honda believes that it maintains a sufficient level of liquidity. Notwithstanding Honda’s current financial condition, it is possible that circumstances such as a decrease in operating revenues due to a decrease in market size as a result of a recession, or instability in the financial markets, such as rapid changes in exchange rates between the yen and other major currencies, may adversely affect Honda’s liquidity. In such a situation, Honda may undertake future financings through debt and/or equity related offerings to supplement funds generated by operations. Honda has good relationships with banks with global operations.

The cost and availability of unsecured funding to Honda and its finance subsidiaries generally depend on credit ratings received with respect to Honda. Some of Honda’s short- and long-term debt securities are rated by two U.S. nationally recognized rating agencies: Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services. In addition, short-term and long-term unsecured debt securities issued by Honda or its financial subsidiaries are also rated in several local markets by locally recognized rating agencies. These ratings are not, however, recommendations to buy, sell or hold securities. These rating agencies issue their ratings based on their assessment of the credit risk associated with particular securities Honda or its finance subsidiaries issue, which assessment is based on information Honda provides to the rating agencies or other sources they consider reliable. Each rating agency may have different criteria in evaluating the risk associated with a company, and thus different rating agencies’ ratings should be evaluated independently from one another. These ratings are subject to revision or withdrawal at any time by the assigning rating agency.

Honda and its finance subsidiaries are currently given investment-grade ratings on their short-term and long-term unsecured debt securities from credit rating agencies. Accordingly, Honda believes that it is in a position to be able to obtain sufficient funding necessary for its growth.

The following table shows the ratings of short-term and long-term unsecured debt securities issued by Honda or its finance subsidiaries by Moody’s and Standard & Poor’s as of the date of this annual report.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities	Outlook
Moody’s Investors Service	P-1	A1	Stable
Standard & Poor’s Rating Services	A-1	A+	Stable

For the purpose of accelerating the receipt of cash related to its finance receivables, Honda periodically securitizes and sells pools of these receivables. In these securitizations, Honda sells a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. Honda remains as a servicer and is paid a servicing fee for its services. The special purpose entity transfers the receivables to a trust or bank conduit, which issues interest-bearing asset-backed securities or commercial paper, respectively, to investors. Honda retains certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interest in certain cash reserves provided as credit enhancements for investors. Honda applies significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affects the recoverability of Honda’s retained interests in the sold receivables. Honda periodically evaluates these assumptions and adjusts them, if appropriate, to reflect the performance of the receivables.

The following table shows Honda’s contractual obligations at March 31, 2003:

Contractual Obligations

	At March 31, 2003
	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Millions of yen)
Long-term debt	1,444,524	304,342	955,597	179,693	4,892
Operating leases	104,543	27,144	31,027	16,477	29,895

At March 31, 2003, Honda had commitments for purchases of property, plant and equipment of approximately ¥24,375 million.

Also at March 31, 2003, Honda has guaranteed approximately ¥88,193 million of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is approximately ¥88,193 million. As of March 31, 2003, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

C.    Research and Development

The aim of Honda’s R&D activities is to create, through application of the latest technologies, products that are both distinctive and internationally competitive. To this end, the company has set up corporate entities to perform R&D activities, thereby enabling engineers to engage in R&D with greater independence. Principal subsidiaries responsible for product research include Honda R&D Co., Ltd., Honda R&D Americas, Inc., and Honda R&D Europe (Deutschland) G.m.b.H., while research in the area of production technology is carried out principally by Honda Engineering Co., Ltd., and Honda Engineering North America, Inc. Each company cooperates closely with the communities in which it operates.

R&D expenses in fiscal 2003 totaled ¥436.8 billion.

R&D Activities

Motorcycles

Honda seeks to meet the diverse needs of its motorcycle customers by providing products that offer value-added features and enable swift and effective development in overseas markets. At the same time, the Company is stepping up efforts to develop leading motorcycle technologies that contribute to resolution of various environment and safety issues.

As a result of these efforts, in Japan and Europe, Honda introduced a completely remodeled CB1300 Super Four motorcycle that incorporates a built-in air injection system and PGM-FI to realize much lower gas emissions. In Japan, Honda also introduced the newly developed Today scooter with a powerful air-cooled four-stroke engine and a combination brake system (linked front and rear brakes), as well as the Solo leisure bike, which has a unique design. In North America, the Company launched the TRX650 FA ATV, which realizes enhanced driving performance and handling capabilities, as well as the ST1300 sports bike, which is designed for high-speed, long-distance touring. In North America and Europe, Honda introduced its new CBR600RR super sports bike, using an ultra-rigid aluminum frame incorporating a new die cast structure and a new Unit Pro-Link rear suspension system to improve cornering capability. In India, Honda launched the sporty scooter Dio, which is equipped with an air-cooled four-stroke engine providing improved fuel economy, durability and quietness. In Latin America, Honda introduced its new concept design NXR125 and NXR150 onroad/offroad sports bikes for long-distance touring with their larger-sized fuel tanks. Honda continues to promote local development in overseas markets and launched the Wave scooter in China, which was co-developed with Sundiro Honda Motorcycle Co., Ltd.

Motorcycle-related R&D expenses in fiscal 2003 were ¥73.4 billion.

Automobiles

In addition to meeting customer needs by developing products with innovative technologies and new features, Honda is also actively engaged in the development of new solutions to environmental and safety issues.

In fiscal 2003, Honda globally launched a fully remodeled Accord that realized higher engine performance, improved fuel efficiency and lower emissions. The new Accord features several new systems, which include newly developed side curtain air bags for the Japanese and North American markets, as well as the Honda intelligent Driver Support System for the Japanese market, which helps maintain driving lanes and controls speed and distances between other cars when traveling on highways. The new Accord received the 2002-2003 Japan Car of the Year award.

In Japan, Honda introduced the Fit 1.5T, with a newly developed1.5-liter VTEC engine, and the Fit Aria (named the City in Thailand), an advanced small sedan with a compact body but a large trunk space, as well as various seat arrangements. In North America, Honda introduced the Pilot, equipped with a 3.5-liter V-6 VTEC engine and lightweight, and highly efficient state-of-the-art Honda VTM-4 4WD system, and the Element, a new concept SUV.

In the area of fuel cell vehicles, Honda has developed the FCX and started lease-sales in Japan and the United States in early December 2002. The FCX, compared with the FCX-V4 test vehicle, has improved engine torque and output at medium and high speeds, resulting in better acceleration and higher maximum speed. In addition, an improved high-pressure hydrogen fuel tank has extended the cruising distance. In July 2002, the FCX became the first fuel-cell vehicle in the world to be certified by the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board.

Honda also developed a 2.2-liter diesel engine “i-CDTi” with the aim of providing a cleaner, less noisy more efficient engine. This engine employs a lightweight, compact and highly rigid all-aluminum block manufactured using Honda’s proprietary engineering technologies.

Automobile-related R&D expenses amounted to ¥351.5 billion in fiscal 2003.

Others

In the area of power products, Honda’s R&D efforts are directed toward new products that respond to customer needs, as well as the evolution of technologies that enhance the environmental performance of its products.

New products launched globally during fiscal 2003 include the GX25 four-stroke general-purpose engine, which can operate in any position thanks to its unique oil lubrication system, and the BF15 and BF20 four-stroke outboard engines, which meet the new environmental emission regulations of the California Air Resources Board that will come into effect in 2008. Honda also introduced the HS980i and HS1180i hybrid snowblowers in Japan and Europe. These snowblowers feature the Company’s hybrid technology that combines a gasoline engine to power the apparatus and generate electricity for an electric motor for forward locomotion. Honda launched the locally developed HRZ216 push-type lawnmower in North America. In India Honda also introduced the EXK1200 and EXK2000 electric generators with reduced noise levels.

R&D expenditures in this area amounted to ¥11.8 billion.

Fundamental Research

Honda continued its research into promising technologies for the future. One such project is a joint-venture project with Nagoya University to identify and clarify the mechanism of a gene that reduces the height of rice plants. The purpose of this research is to develop technologies to increase crop yield.

In the field of small jet aircrafts, Honda developed a prototype aircraft body and its engine. In addition, Honda developed a prototype of a lightweight, high performance, fuel efficient and cleaner piston-engine for next generation airplanes.

Honda also successfully developed a new generation of thin-film photovoltaic cells mainly using non-silicon compounds that will make it possible to significantly lower the per unit cost of electricity generated through solar energy. The solar cells are installed in Honda’s Hosoe plant at the Hamamatsu factory and Tochigi Technical Center of Honda Engineering Co., Ltd., with aims to bring the research of solar energy products into development stage. The Company also continued development of ASIMO, an advanced humanoid robot developed with the aim of creating a walking robot. Development during the year focused on improving ASIMO’s environmental awareness functions, which allow it to assess the position of obstacles and to turn to avoid collisions, as well as spatial awareness of sound.

Expenses stemming from fundamental research are borne by the Company’s business segments to which the research most closely relates and are included in the figures above.

Patents, Licenses and Technical Assistance Agreements

On March 31, 2003, Honda owned more than 8,900 patents and 1,100 utility model registrations in Japan and more than 11,700 patents abroad. Honda also had applications pending for more than 18,000 patents in Japan and for more than 13,400 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

The Company also has technical assistance agreements with various companies overseas which assemble its products.

D.    Trend Information

See Item 5. A “Operating and Financial Review and Prospects” for information required by this item.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, Honda will recognize a gain or loss on settlement. Honda adopted the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on Honda’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under this Statement, a liability is incurred when the definition of a liability under FASB Concepts Statement 6 is met. This Statement also requires that a liability for a cost associated with an exit or disposal activity be measured at fair value. The fair value of a liability is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on Honda’s consolidated financial position and results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on Honda’s consolidated financial position and results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Company will apply the interpretation to variable interest entities created before February 1, 2003 by September 30, 2003. Although the impact of this Interpretation is still being assessed and there is a possibility that variable interest entities may require consolidation, the effect on Honda’s consolidated financial statements is expected to be immaterial.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company has not decided whether it will transfer the substitutional portion to the government.

Accordingly, the effect on Honda’s consolidated financial statements, if any, cannot be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

E.    Off-Balance sheet Arrangements

Not applicable.

F.    Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6.	Director, Senior Management and Employees

A.    Directors and Senior Management

The Company’s Articles of Incorporation provide for a Board of Directors of not more than 45 members and for not more than seven Corporate Auditors. Directors and Corporate Auditors are elected at general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

The Board of Directors elects a President and may elect one Chairman and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors from among its members. The President represents the Company. In addition, the Board of Directors may elect, pursuant to its resolutions, Directors who shall each represent the Company. “Representative Directors” have authority individually to represent the Company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company.

Under the Japanese Commercial Code, the Corporate Auditors of the Company have the duty to examine the financial statements and business reports which are submitted by the Board of Directors to the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. Corporate Auditors are not required to be, and the Corporate Auditors of the Company are not, certified public accountants. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Under the amendments to the Japanese Commercial Code, which took effect on October 1, 1993, the Company established a Board of Corporate Auditors after the ordinary general meeting of shareholders of the Company held in June 1994. This Board must consist of at least three Corporate Auditors (at least one of who must be from outside the Company). In addition, the Company is required to appoint independent certified public accountants as well as Corporate Auditors. Such independent certified public accountants have as their primary statutory duties the examination of the financial statements prepared in accordance with the Japanese Commercial Code proposed to be submitted by the Board of Directors to general meetings of shareholders and the reporting of their opinion thereon to the Corporate Auditors as well as to the Directors.

The following table provides the names of all Directors and Corporate Auditors of the Company, and the current positions held by such persons.

Name (Date of birth)	Current Positions with Registrant	Number of Share owned
		(in thousands)
Yoshihide Munekuni (September 21, 1938)	Chairman and Representative Director	21

Takeo Fukui (November 28, 1944)	President and Representative Director; Chief Executive Officer	8

Name (Date of birth)	Current Positions with Registrant	Number of Share owned
		(in thousands)

Koichi Amemiya (September 5, 1940)	Executive Vice President and Representative Director; Chief Operating Officer for Regional Operations (North America) Chairman and Director (CEO) of American Honda Motor Co., Inc. President and Director of Honda North America, Inc.	14

Michiyoshi Hagino (April 1, 1944)	Senior Managing and Representative Director; Chief Operating Officer for Automobile Operations	11

Minoru Harada (January 9, 1947)	Senior Managing and Representative Director; Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) President and Director of Honda Motor Europe Limited.	5

Motoatsu Shiraishi (October 14, 1946)	Senior Managing and Representative Director; Chief Operating Officer for Production Operations	5

Satoshi Aoki (August 19, 1946)	Senior Managing and Representative Director; Chief Operating Officer for Business Management Operations	5

Hiroshi Okubo (October 30, 1945)	Senior Managing and Representative Director; Chief Operating Officer for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) and Group Officer of Driving Safety Promotion for Business Support Operations	5

Atsuyoshi Hyogo (January 2, 1949)	Managing Director; Chief Operating Officer for Regional Operations (China)	7

Satoshi Dobashi (July 7, 1947)	Managing Director; Chief Operating Officer for Japan Sales for Regional Operations (Japan)	3

Name (Date of birth)	Current Positions with Registrant	Number of Share owned
		(in thousands)

Satoshi Toshida (January 13,1947)	Managing Director; Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd. President and Director of Honda Leasing (Thailand) Co., Ltd.	3

Koki Hirashima (November 28, 1946)	Managing Director; President and Director of Honda of America Manufacturing, Inc.	3

Koichi Kondo (February 13, 1947)	Managing Director; President and Director (COO) of American Honda Motor Co., Inc.	3

Yasuo Ikenoya (March 7, 1948)	Managing Director, Chief Operating Officer for Motorcycle Operations	3

Toru Onda (March 18, 1949)	Managing Director; Chief Operating Officer for Purchasing Operations	4

Akira Takano (August 18, 1949)	Managing Director; Executive Vice President and Director of Honda Motor Europe Ltd.; President and Director of Honda of the U.K. Manufacturing Ltd.	3

Takanobu Ito (August 29, 1953)	Managing Director; President and Director of Honda R&D Co., Ltd.	3

Satoru Kishi (March 29, 1930)	Director; Advisor of the Board of the Bank of Tokyo-Mitsubishi, Ltd.	0

Hiroyuki Yoshino (November 2, 1939)	Director and Advisor	19

Mikio Yoshimi (September 6, 1947)	Director; Operating Officer for Business Support Operations (Human Resources, Associate Relations and Administration)	3

Masaaki Kato (September 16, 1949)	Director; President and Director of Honda Manufacturing of Alabama, L.L.C.	5

Shigeru Takagi (February 4, 1952)	Director; President and Director of Honda Canada Inc.	3

Name (Date of birth)	Current Positions with Registrant	Number of Share owned
		(in thousands)

Masahiro Yoshimura (April 9, 1947)	Director; Director in charge of Automobile New Model Center in Production Operations	3

Hiroshi Kuroda (August 18, 1948)	Director; General Manager of Products for Automobile Operations	3

Akio Hamada (December 2, 1948)	Director; President and Director of Honda Engineering Co., Ltd.	3

Teruo Kowashi (November 17, 1947)	Director; Director of Production Planning & Logistics and General Manager of Automobile Production Planning Office in Production Operations	3

Seiichi Moriguchi (November 29, 1949)	Director; General Manager of Accounting Division for Business Management Operations (Finance, Accounting and Affiliated Companies’ Administration)	5

Tetsuo Iwamura (May 30, 1951)	Director; Chief Operating Officer for Regional Operations (South America) President and Director of Honda South America Ltda.; President and Director of Moto Honda da Amazonia Ltda.; President and Director of Honda Automoveis do Brasil Ltda.	3

Takashi Yamamoto (January 12, 1953)	Director; Director in charge of Quality, Certification & Regulation Compliance and Service Technology	3

Masaru Takabayashi (January 26, 1950)	Director; General Manager of IT Division and Office Manager of IT Planning Office in IT Division	3

Tatsuhiro Oyama (July 9, 1950)	Director; Chief Operating Officer for Parts Operations	3

Suguru Kanazawa (April 13, 1952)	Director; President and Director of Honda Racing Corporation	3

Name (Date of birth)	Current Positions with Registrant	Number of Share owned
		(in thousands)
Manabu Nishimae (August 13, 1954)	Director; Deputy Chief Operating Officer of Japan Sales for Regional Operations (Japan) and General Manager of Automobile Sales Division (Japan) for Regional Sales Operations (Japan)	3

Fumihiko Ike (May 26, 1952)	Director; Chief Operating Officer for Power Products Operations	3

Masaya Yamashita (April 5,1953)	Director; General Manager of Automobile Purchasing Division 1 in Purchasing Operations	3

Hiroshi Kobayashi (November 12, 1954)	Director; Executive Vice President and Director of Honda Motor Europe Ltd.	3

Kunihiro Chujo (February 23, 1942)	Corporate Auditor	9

Koji Miyajima (June 10, 1948)	Corporate Auditor	3

Koukei Higuchi (March 14, 1936)	Corporate Auditor; Chairman of The Tokio Marine and Fire Insurance Co., Ltd.	0

Kuniyasu Yamada (July 21, 1944)	Corporate Auditor; President of MTP Apple Planning Co., Ltd.	1

Biographies:

Yoshihide Munekuni has served as a Director of Honda Motor Co., Ltd. since 1984 and as Chairman and Representative Director since 1997. Mr. Munekuni served as the Executive Vice President and Representative from 1990 to 1997. Mr. Munekuni joined Honda in 1966.

Takeo Fukui has served as a Director of Honda Motor Co., Ltd. since 1988 and as President and Representative Director since 2003. Mr. Fukui has also served as Chief Executive Officer since 2003. Mr. Fukui served as Senior Managing and Representative Director of Honda from 1999 to 2003. Mr. Fukui joined Honda in 1969.

Koichi Amemiya has served as a Director of Honda Motor Co., Ltd. since 1986 and as Executive Vice President and Representative Director since 1997. Mr. Amemiya has also served as Chief Operating Officer for Regional Operations (North America) since 2000, President and Director of Honda North America Inc. since 1990, and Chairman and Director of American Honda Motor Co., Inc. since 2003. Mr. Amemiya served as the Senior Managing Director of Honda from 1990 to 1997. Mr. Amemiya joined Honda in 1963.

Michiyoshi Hagino has served as a Director of Honda Motor Co., Ltd. since 1990 and as Senior Managing and Representative Director since 1999. Mr. Hagino has also served as Chief Operating Officer for Automobile Operations since 1999. Mr. Hagino served as the Managing Director of Honda from 1996 to 1999. Mr. Hagino joined Honda in 1966.

Minoru Harada has served as a Director of Honda Motor Co., Ltd. since 1994 and as Senior Managing and Representative Director since 1999. Mr. Harada has also served as Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) and President and Director of Honda Motor Europe Ltd. since 1998. Mr. Harada served as the Managing Director of Honda from 1997 to 1999. Mr. Harada joined Honda in 1969.

Motoatsu Shiraishi has served as a Director of Honda Motor Co., Ltd. since 1994 and as Senior Managing and Representative Director since 2000. Mr. Shiraishi has also served as Chief Operating Officer for Production Operations since 2001. Mr. Shiraishi served as the Managing Director of Honda from 1997 to 2000. Mr. Shiraishi joined Honda in 1969.

Satoshi Aoki has served as a Director of Honda Motor Co., Ltd. since 1995 and as Senior Managing and Representative Director since 2000. Mr. Aoki has also served as Chief Operating Officer for Business Management Operations since 1998. Mr. Aoki served as the Managing Director of Honda from 1998 to 2000. Mr. Aoki joined Honda in 1969.

Hiroshi Okubo has served as a Director of Honda Motor Co., Ltd. since 1996 and as Managing Director since 1999. Mr. Okubo has also served as Chief Operating Officer for Business Support Operations (Human Resources, Administration, Public Relations & Information Systems), and Group Officer of Driving Safety Promotion since 1999. Mr. Okubo joined Honda in 1970.

Atsuyoshi Hyogo has served as a Director of Honda Motor Co., Ltd. since 1995 and as Managing Director since 1998. Mr. Hyogo has also served as Chief Operating Officer for Regional Operations (China) since 2003. Mr. Hyogo joined Honda in 1972.

Satoshi Dobashi has served as a Director of Honda Motor Co., Ltd. since 1996 and as Managing Director since 1999. Mr. Dobashi has also served as Chief Operating Officer for Regional Sales Operations (Japan) since 2001. Mr. Dobashi joined Honda in 1970.

Satoshi Toshida has served as a Director of Honda Motor Co., Ltd. since 1995 and as Managing Director since 2000. Mr. Toshida has also served as Chief Operating Officer for Regional Operations (Asia and Oceania) since 2003, President and Director for Asian Honda Motor Co., Ltd. since 1996, and President and Director of Honda Automobile (Thailand) Co., Ltd. since 2000. Mr. Toshida joined Honda in 1973.

Koki Hirashima has served as a Director of Honda Motor Co., Ltd. since 1997 and as Managing Director since 2000. Mr. Hirashima has also served as President and Director of Honda of America Mfg., Inc. since 1998. Mr. Hirashima joined Honda in 1969.

Koichi Kondo has served as a Director of Honda Motor Co., Ltd. since 1997 and as Managing Director since 2002. Mr. Kondo has also served as President and Director of American Honda Motor Co., Inc. since 2003. Mr. Kondo joined Honda in 1970.

Yasuo Ikenoya has served as a Director of Honda Motor Co., Ltd. since 1998 and as Managing Director since 2002. Mr. Ikenoya has also served as Executive Vice President and Director of Honda R&D Co., Ltd. since 1999 and Chief Operating Officer for Motorcycle Operations since 2002. Mr. Ikenoya joined Honda in 1971.

Toru Onda has served as a Director of Honda Motor Co., Ltd. since 1999 and as Managing Director since 2002. Mr. Onda has also served as Chief Operating Officer for Purchasing Operations since 2000. Mr. Onda joined Honda in 1977.

Akira Takano has served as a Director of Honda Motor Co., Ltd. since 1996 and as Managing Director since 2003. Mr. Takano has also served as President and Director of Honda of the U.K. Mfg., Ltd. since 1998. Mr. Takano joined Honda in 1972.

Takanobu Ito has served as a Director of Honda Motor Co., Ltd. since 2000 and as Managing Director since 2003. Mr. Ito has also served as President and Director of Honda R&D Co., Ltd. since 2003. Mr. Ito joined Honda in 1978.

Satoru Kishi has served as a Director of Honda Motor Co., Ltd. since 2001. Mr. Kishi is Advisor of the Board of the Bank of Tokyo-Mitsubishi, Ltd.

Hiroyuki Yoshino has served as a Director of Honda Motor Co., Ltd. since 1983. Mr. Yoshino served as President and Representative Director of Honda Motor Co., Ltd. from 1998 to 2003. Mr. Yoshino has also served as Advisor since 2003. Mr. Yoshino joined Honda in 1963.

Mikio Yoshimi has served as a Director of Honda Motor Co., Ltd. since 1998. Mr. Yoshimi has also served as Operating Officer for Business Support Operations (Human Resources, Associate Relations and Administration) since 2003. Mr. Yoshimi joined Honda in 1970.

Masaaki Kato has served as a Director of Honda Motor Co., Ltd. since 1998. Mr. Kato has also served as President and Director of Honda Manufacturing of Alabama LLC since 2002. Mr. Kato served as General Manager of Human Resources Division from 1996 to 1998. Mr. Kato joined Honda in 1974

Shigeru Takagi has served as a Director of Honda Motor Co., Ltd. since 1998. Mr. Takagi has also served as President and Director of Honda Canada Inc. since 1998. Mr. Takagi joined Honda in 1974

Masahiro Yoshimura has served as a Director of Honda Motor Co., Ltd. since 1999. Mr. Yoshimura served as Director in charge of Automobile New Model Center in Production Operations since 2002. Mr. Yoshimura joined Honda in 1972.

Hiroshi Kuroda has served as a Director of Honda Motor Co., Ltd. since 1999. Mr. Kuroda has also served as General Manager of Product for Automobile Operations since 1999. Mr. Kuroda joined Honda in 1972.

Akio Hamada has served as a Director of Honda Motor Co., Ltd. since 1999. Mr. Hamada has also served as President and Director of Honda Engineering Co., Ltd. since 2001. Mr. Hamada joined Honda in 1971.

Teruo Kowashi has served as a Director of Honda Motor Co., Ltd. since 2000. Mr. Kowashi has also served as Director in charge of Production Planning & Logistics and General Manager of Automobile Production Planning Office in Production Operations since 2003. Mr. Kowashi joined Honda in 1971.

Seiichi Moriguchi has served as a Director of Honda Motor Co., Ltd. since 2000. Mr. Moriguchi has also served as General Manager of Accounting Division for Business Management Operations (Finance, Accounting and Affiliated Companies’ Administration) since 2000. Mr. Moriguchi joined Honda in 1977.

Tetsuo Iwamura has served as a Director of Honda Motor Co., Ltd. since 2000. Mr. Iwamura has also served as Chief Operating Officer for Regional Operations (Latin America) since 2003. Mr. Iwamura joined Honda in 1978.

Takashi Yamamoto has served as a Director of Honda Motor Co., Ltd. since 2000. Mr. Yamamoto has also served as Director in charge of Quality, Certification & Regulation Compliance and Service Technology since 2003. Mr. Yamamoto joined Honda in 1977.

Masaru Takabayashi has served as a Director of Honda Motor Co., Ltd. since 2001. Mr. Takabayashi has also served as General Manager of IT Division and Office Manager of IT Planning Office in IT Division since 2001. Mr. Takabayashi joined Honda in 1975.

Tatsuhiro Oyama has served as a Director of Honda Motor Co., Ltd. since 2001. Mr. Oyama has also served as Chief Operating Officer of Parts Operations since 2003. Mr. Oyama joined Honda in 1969.

Suguru Kanazawa has served as a Director of Honda Motor Co., Ltd. since 2002. Mr. Kanazawa has also served as Managing Director of Honda R&D Co., Ltd. since 2000, and President and Director of Honda Racing Corporation since 2002. Mr. Kanazawa joined Honda in 1977.

Manabu Nishimae has served as a Director of Honda Motor Co., Ltd. since 2002. Mr. Nishimae has also served as Deputy Chief Operating Officer of Japan Sales for Regional Operations (Japan) and General Manager of Automobile Sales Division (Japan) for Regional Sales Operations (Japan) since 2003. Mr. Nishimae joined Honda in 1977.

Fumihiko Ike has served as a Director of Honda Motor Co., Ltd. since 2003. Mr. Ike has also served as Chief Operating Officer of Power Products Operations since 2003. Mr. Ike joined Honda in 1982.

Masaya Yamashita has served as a Director of Honda Motor Co., Ltd. since 2003. Mr. Yamashita has also served as General Manager of Automobile Purchasing Division 1 in Purchasing Operations since 2003. Mr. Yamashita joined Honda in 1977.

Hiroshi Kobayashi has served as a Director of Honda Motor Co., Ltd. since 2003. Mr. Kobayashi has also served as Executive Vice President and Director of Honda Motor Europe Limited since 2003. Mr. Kobayashi joined Honda in 1978.

Kunihiro Chujo has served as a Corporate Auditor of Honda Motor Co., Ltd. since 1998. Mr. Chujo served as a Director of Honda Motor Co., Ltd. from 1992 to 1998. Mr. Chujo joined Honda in 1977.

Koji Miyajima has served as a Corporate Auditor of Honda Motor Co., Ltd. since 2001. Mr. Miyajima served as a General Manager of Overseas Operations Office No.1 (Motorcycle, Automobile) for Regional Operations (North America) Honda Motor Co., Ltd. from 2000 to 2001. Mr. Miyajima joined Honda in 1971.

Koukei Higuchi has served as a Corporate Auditor of Honda Motor Co., Ltd. since 2003, and Chairman of The Tokio Marine and Fire Insurance Co., Ltd. since 2001.

Kuniyasu Yamada has served as a Corporate Auditor of Honda Motor Co., Ltd. since 2003, and President of MTP Apple Planning Co., Ltd. since 2002.

There is no family relationship between any director or executive officer and any other director or executive officer.

B.    Compensation

The aggregate amount of remuneration, including bonuses, paid to all Directors, Corporate Auditors and Officers as a group by Honda for services in all capacities during the fiscal 2003 was ¥1,826 million.

Directors and Corporate Auditors receive year-end bonuses, the aggregate amount of which are approved at the annual general meeting of shareholders and is based on the Company’s performance for the fiscal year. The amounts of the bonuses paid to individual Directors and Corporate Auditors are thereafter determined at a meeting of the Board of Directors and at a meeting of the Corporate Auditors, respectively.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted at the general meeting of shareholders for approval. The amount of retirement allowance for a Director or Corporate Auditor generally reflects his position at the time of retirement, the length of his service as a Director or Corporate Auditor and his contribution to the Company’s performance.

During the fiscal year ended March 31, 2003, the Company paid retirement allowances aggregating ¥632 million to retiring Directors and Corporate Auditors.

C.    Board Practices

See Item 6.A “Director and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

Pursuant to home country practices exemptions granted to Honda by the New York Stock Exchange, Honda is permitted to follow certain corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and Honda’s current practices relating to corporate governance have the following significant differences:

•	Audit Committee. The New York Stock Exchange requires that a U.S domestic listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence. Honda does not have an audit committee with functions called for by the New York Stock Exchange rules.

•	Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. Honda follows relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this Annual Report, generally require it to obtain shareholder approval only if stock options are to be issued with “specially favorable conditions”.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance by a U.S. domestic listed company of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Honda follows relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this Annual Report, generally require it to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable price” or convertible securities are to be issued with “specially favorable conditions”.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. Meanwhile, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on the New York Stock Exchange, including the Company, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. Companies. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described in Item 6.A of this annual report, the Company has a Board of Corporate Auditors who examine the financial statements and business reports of the Company which are submitted by the Board of Directors to the general meeting of shareholders and supervise the administration by the Directors of the Company’s affairs. The Company plans to take appropriate steps with respect to its corporate governance system by July 31, 2005 so that its Board of Corporate Auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing itself of the general exemption provided by that paragraph from the amended corporate governance standards of the New York Stock Exchange implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

The rights of ADR holders are provided in the Deposit Agreement and amendments thereto which are exhibits to this Annual Report. See also Item 10.B of this Annual Report.

D.    Employees

The following tables list the number of Honda full-time employees as of March 31, 2003, 2002 and 2001.

As of March 31, 2003

Total	Motorcycle Business	Automobile Business	Financial Service	Other Business
126,900	24,100	92,100	1,700	9,000

At March 31, 2003, Honda had approximately 126,900 full-time employees, including approximately 65,000 local nationals employed in its overseas operations.

As of March 31, 2002

Total	Motorcycle Business	Automobile Business	Financial Service	Other Business
120,600	22,400	87,800	1,400	9,000

At March 31, 2002, Honda had approximately 120,600 full-time employees, including approximately 59,000 local nationals employed in its overseas operations.

As of March 31, 2001

Total	Motorcycle Business	Automobile Business	Financial Service	Other Business
114,300	21,000	82,800	1,300	9,200

At March 31, 2001, Honda had approximately 114,300 full-time employees, including approximately 53,000 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU) which is affiliated with the Japan Council of the International Metal Workers Federation. Approximately 84% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2003.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2001,2002 and 2003 were 2.2%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

The Company has had labor contracts with its labor union in Japan since 1970. These contracts are renegotiated with respect to basic wages and other working conditions. The regular employees of the Company’s domestic subsidiaries are covered by similar contracts. Since 1957, neither the Company nor any of its subsidiaries has experienced any strikes or other labor disputes that materially affected its business activities. The Company considers labor relations with its employees to be very good.

E.    Share ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 24, 2003 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	187,890 shares	0.019%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2003, the Association owned 2,676,913 shares of the Company’s common stock.

Item 7.	Major shareholders and Related Party Transactions

A.    Major Shareholders

As of March 31, 2003, 974,414,215 shares of the Company’s Common Stock were issued and 961,616,750 shares were outstanding.

There were no persons or groups that owned of record or beneficially more than five percent of the Company’s outstanding Common Stock as of March 31, 2003.

ADRs representing American Depositary Shares are issued by JPMorgan Chase Bank, as Depositary. The normal trading unit is 100 American Shares. Total issued shares of the Company as of the close of business on March 31, 2003 were 974,414,215 shares of Common Stock, of which 13,477,938 shares represented by ADRs and 95,205,639 shares not represented by ADRs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 196 at March 31, 2003.

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly. As far as is known to the Company, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of the Company.

B.    Related Party Transactions

Honda purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including firms with which Honda is affiliated.

During the fiscal year ended March 31, 2003, Honda had sales of 107,985 million yen and purchases of 555,257 million yen with equity affiliates accounted under the equity method. As of March 31, 2003, Honda had receivables of 24,085 million yen from affiliated companies, and had payables of 90,035 million yen to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

C.    Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.    Consolidated Statements and Other Financial Information

1 – 3.    Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 17—Financial Statements”. Except for Honda’s consolidated financial statements included under Item 17, no other information in this Annual Report has been audited by Honda’s independent auditors.

4.    Not applicable.

5.    Not applicable.

6.    Export Sales.

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7.    Legal Proceedings.

Various legal proceedings are pending against us. Honda believe that such proceedings constitue ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

8.    Profit Redistribution Policy

The Company considers redistribution of profits to our shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint. The Company intends to redistribute profits to our shareholders, with regard to its projected comprehensive cash needs/requirements, and to make distribution payments, taking into consideration the Company’s long-term consolidated earnings performance.

In consideration of shareholder expectations, retained earnings will be applied toward financing the R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving its business results and strengthening its financial condition.

Acquisition of the Company’s common stock will also be implemented at the optimal timing with the aim of improving efficiency in its capital structure.

B.    Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9.	The Offer and Listing

A.    The Offer and Listing

The Company’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1958 and as of March 31, 2003, the Company’s shares were traded over five stock exchanges in Japan.

Since February 11, 1977, American Depositary Shares (each representing one-half of one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In addition, European Shares (each representing ten shares of Common Stock and evidenced by European Depositary Receipts (EDRs)) have been traded in bearer form on the over-the-counter markets in several European countries since 1963. In June 1981, the shares of Common Stock were admitted to the official list of The Stock Exchange of London. In May 1983, the Company listed its shares on the stock exchanges in Zurich, Geneva and Basel in the form of Swiss Bearer Depositary Receipts. In June 1985, the shares of Common Stock were admitted to trading on the Paris Stock Exchange. As for the stock exchanges in Switzerland, the floor exchanges in Zurich, Basel and Geneva were consolidated to form a single national bourse—the Swiss Exchange, in 1997. The Paris Stock Exchange was merged with the exchanges in Amsterdam and Brussels and created Euronext in September 2000.

The monthly average turnover of the Company’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2003 was approximately 48,953,000 shares of Common Stock on the TSE and approximately 2,485,600 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of the Company’s shares on the TSE in yen and its American Depositary Shares on the NYSE in U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE*
Fiscal year	High	Low	High	Low
1999	5,530	2,870	22.28	15.17
2000	5,880	3,380	22.21	17.73
2001	5,360	3,380	22.59	16.21

2002
1st quarter	¥5,630	¥4,670	$22.84	$19.08
2nd quarter	5,920	3,090	23.09	13.65
3rd quarter	5,240	3,830	20.56	16.51
4th quarter	5,920	4,810	22.83	18.12

2003
1st quarter	¥5,990	¥4,630	$23.85	$19.25
2nd quarter	5,460	4,620	23.10	19.65
3rd quarter	5,170	3,990	20.99	17.01
4th quarter	4,510	3,840	18.80	16.40

Jan-2003	¥4,510	¥3,840	$18.75	$16.40
Feb	4,480	4,070	18.62	16.85
Mar	4,430	3,910	18.80	16.59
Apr	¥4,160	¥3,570	$17.50	$15.47
May	4,310	3,830	17.98	16.42
Jun	4,790	4,270	19.95	17.98

*	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

B.    Plan of distribution

Not applicable.

C.    Markets

See Item 9.A, “Offer and Listing Details”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of The Issue

Not applicable.

Item 10.	Additional Information

A.    Share Capital

Not applicable

B.    Memorandums and Article of Association

Set forth below is information relating to Honda’s common stock, including brief summaries of the relevant provisions of Honda’s articles of incorporation and share handling regulations as currently in effect, and of the Commercial Code of Japan and related legislation.

General

Honda’s authorized share capital as of March 31, 2002 is 3,600,000,000 shares of common stock, of which 974,414,215 shares were issued. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered on Honda’s register of shareholders, in accordance with Honda’s share handling regulations. The registered beneficial holder of shares underlying the ADSs or EDRs is the depositary for the ADSs or EDRs, respectively. Accordingly, holders of ADSs or EDRs will not be able directly to assert shareholders’ rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (the “Securities Center”). If a holder of shares is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on Honda’s register of shareholders. Each participating shareholder will in turn be registered on Honda’s register of beneficial shareholders and be treated in the same way as shareholders registered on Honda’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the deposited shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Honda. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw and receive their share certificates from the Securities Center.

Objects and Purposes

Article 2 of the Articles of Incorporation of Honda states that its purpose is to engage in the following businesses:

•	Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircrafts and other transportation machinery and equipment.

•	Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

•	Business of manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

•	Overland transportation business, marine transportation business, air transportation business, warehouse business, travel business and other transport business and communication business.

•	Business of sale of sporting goods, articles of clothing, stationeries, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

•	Financial business, nonlife insurance agency business, life insurance canvassing business, construction business such as building construction business and real estate business such as intermediation, etc. of real estate.

•	Publishing business, advertising business, translation business, interpretation business, management consultant business, information service business such as information processing, information communication, information provision, etc., industrial design planning and designing business, comprehensive guard and security business and worker dispatch business.

•	Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

•	Manufacture, sale and furnishing of technology of apparatus, parts and supplies relating to each of the foregoing items and all other activities and investments relating to each of the foregoing items.

Dividends

Under its articles of incorporation, Honda’s financial accounts will be closed on March 31 of each year and dividends, if any, will be paid to shareholders of record as of that date. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Commercial Code, however, Honda cannot declare or pay dividends unless specified non-consolidated financial criteria are met based on the amount of its net assets, stated capital, additional paid-in capital, legal reserves, the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of the amounts referred above and the amount of share subscription moneys paid.

Under its articles of incorporation, Honda is not obligated to pay any dividends which are left unclaimed for a period of three full years after the date on which they first became payable.

Capital and Reserves

The entire amount of the issue price of the shares to be issued in the future will be required to be accounted for as stated capital, although Honda may account for an amount not exceeding one-half of such issue price as additional paid-in capital. Honda may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. Honda may, by a resolution of an ordinary general meeting of shareholders (in the case of the reduction of stated capital, a special resolution of a general meeting of shareholders), reduce stated capital, additional paid-in capital and/or legal reserve (in the case of the latter two reserves, in aggregate, the remainder after such reduction should not be less than one-quarter of Honda’s stated capital).

Stock Splits

Honda may at any time split its shares into greater number of Shares by resolution of the board of directors. When the board of directors approves a stock split, it may also amend the articles of incorporation of Honda without shareholder approval to increase the number of its authorized shares in proportion to the stock split.

Upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificates. In respect of deposited shares, new shares resulting from the stock split will be deposited with the Securities Center, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the stock split.

Consolidation of Shares

Honda may at any time consolidate the shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director of Honda must disclose the reason for the consolidation of the shares at the general meeting of shareholders.

Japanese Unit Share System

Consistent with the requirements of the Commercial Code, the articles of incorporation of Honda adopts unit share system called as “tan-gen-kabu”, under which 100 shares constitute one unit of shares. The board of directors of Honda by itself may reduce, but not to increase, the number of shares that constitute a unit or abolish the unit share system entirely by a board resolution. An increase in the number of shares that constitute one unit requires a resolution of a general shareholders’ meeting. In any case, the number of shares constituting one unit may not exceed the fewer of 1,000 shares and one-two hundredths (1/200) of the number of all issued shares.

The articles of incorporation of Honda provides that Honda may not issue share certificates for a number of shares not constituting an integral number of units. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable, however, the a holder of shares constituting less than one unit may at any time require Honda to purchase such shares at the market price in accordance with the Company’s share handling regulations (see below). Because the transfer of ADRs does not require changes in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, under the deposit agreement, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less Than One Unit to Require Honda to Purchase Its Shares

A holder of shares representing less than one unit may at any time require Honda to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request for purchase reaches the share handling agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which the first sale of shares is effected on the Tokyo Stock Exchange thereafter. In each case, Honda will request the payment of an amount determined by Honda as an amount equal to the brokerage commission required for the sale and purchase of the shares. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise many shareholder rights as a practical matter.

Other Rights of a Holder of Shares Representing Less Than One Unit

A holder of shares representing less than one unit has the following rights:

•	to receive, if any, dividends (including interim dividends),

•	to receive shares or cash by way of a stock split, upon consolidation of shares or upon a capital decrease, merger, share exchange or share transfer for the purpose of making Honda a wholly-owned subsidiary of another company or upon a split-up of Honda,

•	to be allotted rights to subscribe for new shares and stock acquisition rights when such subscription rights are granted to shareholders,

•	to participate in any distribution of surplus assets upon the liquidation of Honda, and

•	to require Honda to issue replacement certificates for lost, stolen or destroyed share certificates, if issued.

A shareholder who owns shares representing less than one unit will not be able to exercise any other rights, including voting rights and the right to examine Honda’s accounting books and records.

Voting rights under the unit share system.

Under the unit share system, the shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Other than described above, the holders of the shares less than one unit have the same rights as the holders of shares constituting one unit.

Voting Rights

Honda holds its ordinary general meeting of shareholders in June of each year at its head office or in its vicinity, or in Wako City, Saitama Prefecture, Japan. In addition, Honda may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Honda’s share holding regulations, at least two weeks prior to the date of the meeting.

A shareholder is generally entitled to one vote per unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Commercial Code, a resolution can be adopted at a meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and Honda’s Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of all shareholders. Honda’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by Honda does not have voting rights.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders who intend to be absent from a general meeting of shareholders may exercise their voting rights in writing. In addition, they may exercise their voting rights by electronic means if the board of directors decides to accept such means.

The Commercial Code provides that a quorum of the majority of voting rights of all shareholders must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	the amendment of the articles of incorporation (except amendments that the board of directors are authorized to make under the Commercial Code),

•	the removal of a director or corporate auditor,

•	the dissolution, merger, consolidation or split-up of Honda,

•	the transfer of the whole or an important part of Honda’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a specially favorable price (or any issuance of stock acquisition rights with specially favorable conditions) to persons other than shareholders, and

•	the share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships.

At least two-thirds of the voting rights of all shareholders represented at the meeting must approve these actions.

Pursuant to the terms of the Deposit Agreement, upon receipt of notice of any meeting of holders of Common Shares of the Registrant, the Depositary will mail to the record holders of ADRs and publish a notice which will contain the information in the notice of the meeting. The record holders of ADRs at the close of business on a date specified by the Depositary and the holders of EDRs will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Common Stock of the Registrant represented by their respective Depositary Receipts. The Depositary will endeavor, in so far as practicable, to vote the amount of Common Stock of the Registrant represented by such Depositary Receipts in accordance with such instructions, and the Registrant has agreed to take all action which may at any time be deemed necessary by the Depositary in order to enable the Depositary to so vote such Common Stock. In the absence of such instructions, the Depositary has agreed to use its best efforts to give a discretionary proxy to a person designated by the Registrant. However, such proxy may not be given with respect to any proposition of which the Depositary has knowledge regarding any contest related to the action to be taken at the meeting, or the purpose of which is to authorize a merger, consolidation or any other matter which may substantially affect the rights or privileges of the Common Stock of the Registrant or other securities, property or cash received by the Depositary or the Custodian in respect thereof.

Subscription Rights and Stock Acquisition Rights

Holders of shares have no preemptive rights under Honda’s Articles of Incorporation. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. In addition, individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Honda also may decide to grant the stock acquisition rights (shinkabu-yoyakuken), with or without bonds, to any person including shareholders, by the resolution of its board of directors unless issued under specially favorable conditions. The holder of such rights may exercise its rights within the subscription period by paying subscription moneys all as prescribed in the terms of such rights.

Liquidation Rights

In the event of a liquidation of Honda, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of Honda’s currently issued shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

The Chuo Mitsui Trust and Banking Company, Limited is the transfer agent for the shares. Chuo Mitsui’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo, 105-8574, Japan. Chuo Mitsui maintains Honda’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for Honda’s year-end dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on Honda’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Honda may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights on the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Honda of Shares

Honda may acquire its own shares through Japanese stock exchanges on which its shares are listed, by way of tender offer (pursuant to an ordinary resolution of a general meeting of shareholders), from a specific party (pursuant to a special resolution of a general meeting of shareholders) or from a subsidiary of Honda (pursuant to a resolution of the board of directors). When such acquisition is made by Honda from a specific party other than a subsidiary of Honda, any shareholder may make a request directly to a representative director of Honda, five days prior to the relevant shareholders’ meeting, that Honda acquire the shares held by such shareholder. Any such acquisition of shares (other than the acquisition by Honda of its own shares from its subsidiary) must satisfy certain requirements, including the requirement that the total amount of the purchase price not exceed the amount of retained earnings available for dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and any transfer of retained earnings to stated capital. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and certain other items, Honda may not purchase such shares. Honda may hold the shares acquired in compliance with the provisions of the Commercial Code, and, generally, may dispose of or utilize for any purpose or cancel such shares by a resolution of the board of directors; provided, however, that disposal of shares acquired to a person other than shareholders with specially favorable conditions will require a special resolution of the general meeting of shareholders.

Reports to Shareholders

Honda currently furnishes shareholders with notices of shareholders’ meetings, business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved such way of furnishing notices. Pursuant to its articles of incorporation, Honda must publish notices to shareholders in Japanese in the Nihon Keizai Shimbun, a Japanese newspaper of general circulation.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed or, in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the company’s total issued share capital.

Daily Price Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limites, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set in absolute yen according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

C.    Material Contracts

All contracts concluded by Honda during the two years preceding this filing were entered into in the ordinary course of business.

D.    Exchange Controls

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E.    Taxation

Japanese Taxes

The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisers as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations.

In the absence of any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or a non-Japanese corporation is 10% for dividends to be paid on or before December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of us. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set up 15% for portfolio investors. In addition to the United States, countries with which Japan has concluded such treaties, conventions or agreements include Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Gains derived from the sale outside Japan of common stock or Depositary Receipts by a non-resident of Japan or a non-Japanese corporation, or from the sale of common stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired common stock or Depositary Receipt as a legatee, heir or donee, even if the individual is not a Japanese resident.

United States Taxes

This section describes the material U.S. federal income tax consequences of the ownership of shares or ADSs by U.S. Holders, as defined below. It applies only to persons who hold shares or ADSs as capital assets for tax purposes.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a holder that (i) is a citizen or resident of the United States for purposes of the Treaty, (ii) does not maintain a permanent establishment or fixed base in Japan to which shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iii) who is not otherwise ineligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

This section does not apply to a person who is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Honda, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to a U.S. holder’s shares or ADSs. Each beneficial owner of shares or ADSs should consult its own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares and ADSs in its particular circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Honda out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. The dividend is ordinary income that it must include in income when it, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a reduced rate of withholding under a treaty or a tax refund.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if a U.S. holder sells or otherwise disposes of its shares or ADSs, it will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that it realizes and its tax basis, determined in U.S. dollars, in its shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 will generally be taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Honda believes that its shares and ADRs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as Honda which has several finance subsidiaries is not entirely clear.

In general, Honda will be a PFIC with respect to a U.S. holder if for any taxable year in which it held our ADRs or shares:

•	at least 75% of Honda’s gross income for the taxable year is passive income; or

•	at leaset 50% of the value, determined on the basis of a quarterly average, of Honda’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If Honda is treated as a PFIC, and a U.S. holder does not make a mark-to-market election, as described below, that U.S. holder will be subject to special rules with respect to:

•	any gain it realizes on the sale or other disposition of its shares or ADRs; and

•	any excess distribution that Honda makes to it (generally, any distributions to it during a single taxable year that are greater than 125% of the average annual distributions received by it in respect of the shares or ADRs during the three preceding taxable years or, if shorter, its holding period for the shares or ADRs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over its holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which it realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If a U.S. holder owns shares or ADRs in a PFIC that are treated as marketable stock, it may also make a mark-to-market election. If it makes this election, it will not be subject to the PFIC rules described above. Instead, in general, it will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. It will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Its basis in the shares or ADSs will be adjusted to reflect any such income or loss amount.

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such holder if Honda is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC, it must file Internal Revenue Service Form 8621.

Possible Changes to the Treaty

U.S. holders should be aware that, on June 10, 2003, the U.S. Treasury Department announced that the United States and Japan have agreed in principle to the terms of a new bilateral income tax treaty to replace the Treaty. As of the date of the filing of this Form 20-F, a new treaty has not been finalized. There can be no certainty whether a new treaty will ultimately go into effect, what the provisions of such new treaty might be, and whether such provisions will affect U.S. holders.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Honda is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, it will file annual reports on Form 20-F within six months of its fiscal year-end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected without charge at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Also, as a foreign private issuer, Honda is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.    Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

Market Risk Exposure

Honda is exposed to market risks, including changes in foreign exchanges rates, interest rates and prices of marketable equity securities. The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to manage these risks. Honda does not hold nor issue any financial instruments for trading purposes.

Honda is exposed to equity price risk as a result of its holdings in marketable equity securities. Such securities included in Honda’s investment portfolio are generally in Japanese domestic companies and are held for purposes other than trading. At March 31, 2003 and 2002, the total carrying value and estimated fair value of marketable equity securities were ¥66,841 million and ¥79,804 million, respectively.

Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

Currency and interest rate swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currency(ies).

The tables below provide information about derivatives related to foreign exchange risk as of March 31, 2003 and 2002. For forward exchange contracts and currency options, the table presents the contract amount and fair value. All forward exchange contracts and currency options have original maturities of less than one year. Those tables do not include information related to currency and interest rate swap agreements, which are entered into for eliminating foreign currency risk exposures from long-term debts.

Interest Rate Risks

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Currency and interest rate swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currency(ies). Finance receivables are primarily fixed rate. Interest swap agreements are used mainly to convert floating rate financing to (normally 3-5 years) fixed rate financing in order to match financing costs with income from finance receivables.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2003 and 2002. For finance receivables and long-term debt, the tables present principal cash flows, related weighted average interest rates and fair value. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, weighted average interest rates and fair value. Variable interest rates are determined using formulas such as LIBOR+ a and index at year end.

Foreign Exchange Risk

	2002			2003
Forward Exchange Contract	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
	( Millions of yen )			( Millions of yen )
To sell US$	¥111,273	(3,224)	129.32	¥187,765	(1,650)	119.96
To sell other foreign currencies	115,145	(2,902)	various	164,391	(3,806)	various
To buy US$	6,259	95	130.69	4,536	56	118.41
To buy other foreign currencies	3,182	49	various	64	(1)	various
Cross-currencies	85,073	(89)	various	185,909	1,176	various

Total	¥320,932	(6,071)		¥542,665	(4,225)

Currency Option	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
	( Millions of yen )			( Millions of yen )
Option purchased to sell US$	¥73,848	433	various	¥141,001	1,257	various
Option written to sell US$	112,766	(1,202)	various	141,879	(1,096)	various
Option purchased to sell other currencies	11,859	153	various	12,804	90	various
Option written to sell other currencies	22,118	(192)	various	21,744	(396)	various
Option purchased to buy other currencies	—	—	—	6,166	74	various
Option written to buy other currencies	—	—	—	6,166	(40)	various

Total	¥220,591	(808)		¥329,760	(111)

Interest Rate Risk

Finance Subsidiaries-Receivables

	2002		2003
	Total	Fair value	Total	Within 1 year	Expected maturity date						Average interest rates
					1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
	( Millions of yen )		( Millions of yen )
Direct Finance Leases:
JP¥	¥22,270	*	¥12,580	4,202	4,359	2,526	1,038	455	—	*	5.90%
US$	1,241,634	*	1,495,739	411,195	477,183	366,951	240,327	83	—	*	5.71%
Other	146,420	*	193,128	65,059	39,225	50,494	37,957	334	59	*	7.24%

Total—Direct Finance Leases	¥1,410,324	*	¥1,701,447	480,456	520,767	419,971	279,322	872	59	*

Other Finance Reveivables:
JP¥	¥287,196	281,078	¥336,198	130,182	88,279	59,667	33,806	14,612	9,652	304,648	5.90%
US$	995,231	979,792	1,253,115	430,457	244,969	231,538	209,583	124,859	11,709	1,272,876	5.71%
Other	206,736	199,102	230,514	118,537	44,427	35,769	22,302	9,121	358	224,201	8.67%

Total—Other Finance Reveivables	¥1,489,163	1,459,972	¥1,819,827	679,176	377,675	326,974	265,691	148,592	21,719	1,801,725

Retained interest in the sold pool of finance receivables **	106,879	106,879	67,024							67,024

Total	¥3,006,366		¥3,588,298

* :	Under accounting principles generally accepted in the United States of America, disclosure of fair values of direct finance leases is not required.
** :	The retained interest in the sold pool of finance receivables is accounted for as “trading” securities and is reported at fair value.

Long-Term Debt (including current maturities)

	2002		2003
					Expected maturity date
	Total	Fair value	Total	Within 1year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value	Average interest rates
	( Millions of yen )		( Millions of yen )
Japanese yen bonds	¥91,000	91,720	¥141,000	—	30,000	—	61,000	50,000	—	142,250	0.74%
Japanese yen medium-term notes	94,633	96,779	228,788	40,000	45,588	93,000	11,200	37,500	1,500	231,608	0.59%
U.S. dollar medium-term notes	515,407	516,883	764,833	226,216	436,387	99,826	2,404	—	—	767,662	1.51%
U.S. dollar commercial paper	222,868	222,868	210,223	—	210,223	—	—	—	—	210,223	1.88%
Loans and others—primarily fixed rate	100,720	100,793	99,680	38,126	22,887	17,686	13,447	4,142	3,392	99,838	3.31%

Total	¥1,024,628	1,029,043	¥1,444,524	304,342	745,085	210,512	88,051	91,642	4,892	1,451,581

Interest Rate Swaps		2002		2003
					Expected maturity date
Notional principal currency	Receive/ Pay	Total	Fair value	Contract amounts	Within 1year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value	Average receive rate	Average pay rate
		( Millions of yen )		( Millions of yen )
JP¥	Float/Fix	¥6,274	(76)	¥10,268	6,080	68	116	804	1,200	2,000	(174)	0.73%	1.58%
US$	Fix/Float	17,322	650	2,404	—	—	2,404	—	—	—	94	3.26%	1.59%
	Float/Fix	1,473,299	(14,325)	1,791,621	193,190	348,774	784,756	464,901	—	—	(40,293)	1.33%	3.53%
	Float/Float	85,413	21	65,028	30,050	34,978	—	—	—	—	13	1.53%	1.46%
CA$	Float/Fix	242,191	(3,021)	312,719	29,406	36,909	76,284	77,300	92,820	—	(2,311)	2.82%	4.48%
	Float/Float	—	—	55,349	—	10,765	4,899	15,521	24,164	—	227	3.08%	4.34%
GBP	Fix/Float	—	—	17,050	—	—	—	—	17,050	—	58	4.12%	3.72%
	Float/Fix	19,431	(137)	32,633	180	966	3,562	7,284	20,641	—	(539)	4.02%	5.09%
NZD	Float/Fix	1,765	(7)	664	664	—	—	—	—	—	(1)	5.73%	5.20%

Total		¥1,845,695	(16,895)	¥2,287,736	259,570	432,460	872,021	565,810	155,875	2,000	(42,926)

Currency & Interest Rate Swaps			2002		2003
						Expected maturity date
Receiving side currency	Paying side currency	Receive/ Pay	Total	Fair value	Contract amounts	Within 1year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value	Average receive rate	Average pay rate
			(Millions of yen)		(Millions of yen)
JP¥	US$	Fix/Float	¥46,763	(6,384)	¥150,579	10,658	18,885	79,371	11,045	30,620	—	319	0.71%	1.59%
		Float/Float	45,910	(4,420)	63,685	22,440	25,278	10,299	—	5,668	—	1,623	0.22%	1.57%
JP¥	EUR	Fix/Float	8,813	(480)	11,253	11,253	—	—	—	—	—	(995)	0.07%	2.68%
JP¥	CA$	Float/Float	18,925	(59)	13,848	6,790	1,083	4,344	—	—	1,631	50	1.16%	3.38%
JP¥	GBP	Fix/Float	32,401	(1,815)	43,626	43,626	—	—	—	—		(587)	0.07%	3.21%
		Float/Float	3,768	34	—	—						—	—	—
Other	Other	Fix/Float	2,099	(514)	1,893	—	1,893	—	—	—	—	(290)	8.95%	1.34%
		Float/Float	20,291	27	17,857	17,857	—	—	—	—	—	291	1.57%	3.60%

	Total		¥178,970	(13,611)	¥302,741	112,624	47,139	94,014	11,045	36,288	1,631	411

Item 12.	Description of Securities to be Registered

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15.	Controls and Procedures

Within 90 days prior to the filing date of this report, the Company, under the supervision and the participation of its management, including the Chief Executive Officer and Chief Operating Officer for Business Management Operations, performed an evaluation of its disclosure controls and procedures, as that term is defined in Rule 13a-14(c) under the Securities Exchange Act of 1934. Based on that evaluation, they concluded that, as of the date of the evaluation, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

No significant changes were made in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit	Committee Financial Expert

Not applicable.

Item 16B. Code	of Ethics

Not applicable.

Item 16C. Principal	Accountant Fees and Services

Not applicable.

Item 16D. Exemption	from the Listing Standards for Audit Committees

Not applicable.

Item 17.	Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulation of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Annex A. Unaudited Consolidated Balance Sheets Divided into Non-Financial

Services Businesses and Finance Subsidiaries

At March 31, 2002 and 2003	2002	2003	% of total
	Yen(millions)
Assets
Non-financial services businesses	¥2,745,407	¥2,987,609	38.9
Current Assets:
Cash and cash equivalents	590,798	530,343
Trade accounts and notes receivable	455,019	450,241
Inventories	645,218	751,980
Other current assets	1,054,372	1,255,045
Investment and advances	529,763	557,971	7.3
Property, plant and equipment, at cost	1,368,405	1,376,137	17.9
Other assets	221,104	325,398	4.2

Total assets	4,864,679	5,247,115	68.3

Finance Subsidiaries
Cash and cash equivalents	18,643	17,061	0.2
Finance subsidiaries—short-term receivables,	995,547	1,106,917	14.4
Finance subsidiaries—long-term receivables, net	1,811,502	2,231,804	29.1
Other assets	91,478	149,235	1.9

Total assets	2,917,170	3,505,017	45.6
Eliminations	(841,054)	(1,070,841)	(13.9)

Total assets	¥6,940,795	¥7,681,291	100.0

Liabilities and Stockholders’ Equity
Non-financial services businesses	¥1,869,129	¥1,950,980	25.4
Current liabilities:
Short-term debt	30,732	241,039
Current portion of long-term debt	8,052	9,753
Trade payables	845,990	835,302
Accrued expenses	544,144	653,570
Other current liabilities	168,211	211,316
Long-term debt	34,565	32,805	0.4
Other liabilities	539,909	789,031	10.3

Total liabilities	2,443,603	2,772,816	36.1

Finance subsidiaries
Short-term debt	1,361,807	1,400,962	18.2
Current portion of long-term debt	299,962	294,596	3.8
Accrued expenses	137,844	128,870	1.7
Long-term debt	684,907	1,111,069	14.5
Other liabilities	145,811	269,252	3.5

Total liabilities	2,630,331	3,204,749	41.7
Eliminations	(707,080)	(925,994)	(12.0)

Total liabilities	4,366,854	5,051,571	65.8

Common stock	86,067	86,067	1.1
Capital surplus	172,529	172,529	2.2
Legal reserves	28,969	29,391	0.4
Retained earnings	2,765,600	3,161,664	41.1
Accumulated other comprehensive income (loss)	(479,175)	(763,165)	(9.9)
Treasury stock	(49)	(56,766)	(0.7)

Total stockholders’ equity	2,573,941	2,629,720	34.2

Total liabilities and stockholders’ equity	¥6,940,795	¥7,681,291	100.0

Unaudited Consolidated Statements of Cash Flows Divided into Non-Financial

Service Businesses and Finance Subsidiaries

	2002		2003
Year ended March 31, 2002 and 2003	Non-financial services businesses	Finance Subsidiaries	Non-financial services businesses	Finance Subsidiaries
	Yen(millions)
Cash flows from operating activities:
Net income	¥339,392	¥23,735	¥412,636	¥14,265
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	194,158	786	220,070	804
Deferred income taxes	(33,301)	41,387	(18,139)	86,572
Equity in income of affiliates	(43,162)	—	(62,638)	—
Loss on derivative instruments and related others	6,931	14,809	(1,956)	38,939
Decrease (increase) in trade accounts and notes receivable	5,438	—	(19,774)	—
Decrease (increase) in inventories	10,191	—	(146,574)	—
Increase (decrease) in trade payables	(13,828)	—	28,273	—
Other, net	204,088	(1,309)	131,705	163

Net cash provided by operating activities	669,907	79,408	543,603	140,743

Cash flows from investing activities:
Decrease (increase) in investments and advances	(89,633)	(1,349)	(122,255)	(551)
Capital expenditures	(302,748)	(676)	(316,345)	(646)
Proceeds from sales of property, plant and equipment	7,162	254	16,273	165
Decrease (increase) in finance subsidiaries-receivables	—	(588,875)	—	(796,314)

Net cash used in investing activities	(385,219)	(590,646)	(422,327)	(797,346)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(47,430)	141,266	(70,207)	156,825
Proceeds from long-term debt	13,503	610,567	8,240	767,749
Repayment of long-term debt	(45,295)	(270,791)	(9,886)	(283,589)
Proceeds from issuance of common stock	—	19,878	—	16,967
Cash dividends paid	(24,391)	(389)	(30,221)	(194)
Increase (decrease) in commercial paper classified as long-term debt	—	649	—	(2,131)
Payment for purchase of treasury stock	—	—	(56,717)	—

Net cash provided by (used in) financing activities	(103,613)	501,180	(158,791)	655,627

Effect of exchange rate changes on cash and cash equivalents	20,776	129	(22,940)	(606)

Net change in cash and cash equivalents	201,851	(9,929)	(60,455)	(1,582)

Cash and cash equivalents at beginning of year	388,947	28,572	590,798	18,643

Cash and cash equivalents at end of year	¥590,798	¥18,643	¥530,343	¥17,061

Notes:

1.	Subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.

2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥284,688 million, while finance subsidiaries generated a negative free cash flow of ¥511,238 million in fiscal 2002. Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥70,471 million), free cash flow for non-financial services businesses in fiscal 2002 was ¥355,159 million.
3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥121,276 million, while finance subsidiaries generated a negative free cash flow of ¥656,603 million in fiscal 2003. Excluding the increase in loans to finance subsidiaries (¥124,908 million), free cash flow for non-financial services businesses in fiscal 2003 was ¥246,184 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries do not necessarily equal the consolidated amounts reflected in the Company's audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.

HONDA MOTOR CO., LTD.

(Honda Giken Kogyo Kabushiki Kaisha)

(A Japanese Company)

AND SUBSIDIARIES

Consolidated Financial Statements

and

Independent Auditors’ Report

March 31, 2003

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Index to Consolidated Financial Statements and Schedule

Independent Auditors’ Report	F-3

Consolidated Financial Statements:

Consolidated Balance Sheets—March 31, 2002 and 2003	F-4

Consolidated Statements of Income—Years ended March 31, 2001, 2002 and 2003	F-5

Consolidated Statements of Stockholders’ Equity—Years ended March 31, 2001, 2002 and 2003	F-6

Consolidated Statements of Cash Flows—Years ended March 31, 2001, 2002 and 2003	F-7

Notes to Consolidated Financial Statements	F-8

Schedule Number
Schedule:
Valuation and Qualifying Accounts—Years ended March 31, 2001, 2002 and 2003	II

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission as the required information is presented in the consolidated financial statements or notes thereto, or the schedule is not applicable.

Financial statements of affiliates are omitted because such affiliates do not constitute individually a significant subsidiary. However, summarized financial information on a group basis is set forth in note 4 of notes to consolidated financial statements.

Independent Auditors’ Report

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the consolidated financial statements of Honda Motor Co., Ltd. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the Securities and Exchange Commission of the United States of America.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/S/ KPMG

Tokyo, Japan

April 25, 2003

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2002 and 2003

	2002	2003
	Yen (millions)
Assets
Current assets:
Cash and cash equivalents	¥609,441	¥547,404
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,662 million in 2002 and ¥8,343 million in 2003	452,208	444,498
Finance subsidiaries-receivables, net (note 2)	995,087	1,097,541
Inventories (note 3)	644,282	751,980
Deferred income taxes (note 8)	182,788	202,376
Other current assets (note 6)	204,538	248,561

Total current assets	3,088,344	3,292,360

Finance subsidiaries-receivables, net (note 2)	1,808,861	2,230,020

Investments and advances:
Investments in and advances to affiliates (note 4)	249,959	272,753
Other, including marketable equity securities (note 5)	145,536	140,218

Total investments and advances	395,495	412,971

Property, plant and equipment, at cost (note 6):
Land	318,208	342,991
Buildings	920,106	942,747
Machinery and equipment	2,048,244	2,023,724
Construction in progress	82,610	72,112

	3,369,168	3,381,574
Less accumulated depreciation	1,979,455	1,987,231

Net property, plant and equipment	1,389,713	1,394,343

Other assets (notes 6 and 8)	258,382	351,597

Total assets	¥6,940,795	¥7,681,291

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 6)	¥1,035,069	¥877,954
Current portion of long-term debt (note 6)	308,014	304,342
Trade payables:
Notes	26,009	26,076
Accounts	814,948	804,595
Accrued expenses	678,118	777,492
Income taxes payable (note 8)	61,244	64,179
Other current liabilities (notes 6 and 8)	186,657	267,752

Total current liabilities	3,110,059	3,122,390

Long-term debt (note 6)	716,614	1,140,182
Other liabilities (notes 6, 7, 8 and 10)	540,181	788,999

Total liabilities	4,366,854	5,051,571

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares; issued 974,414,215 shares in 2002 and 2003	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 9)	28,969	29,391
Retained earnings (note 9)	2,765,600	3,161,664
Accumulated other comprehensive income (loss) (notes 5, 8, 10 and 12)	(479,175)	(763,165)
Treasury stock, at cost 10,036 shares in 2002 and 12,797,465 shares in 2003	(49)	(56,766)

Total stockholders’ equity	2,573,941	2,629,720

Commitments and contingent liabilities (notes 15 and 16)

Total liabilities and stockholders’ equity	¥6,940,795	¥7,681,291

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2001, 2002 and 2003

	2001	2002	2003
	Yen (millions)
Net sales and other operating revenue (note 2)	¥6,463,830	¥7,362,438	¥7,971,499

Operating costs and expenses:
Cost of sales (note 2)	4,557,382	5,036,188	5,410,192
Selling, general and administrative	1,146,659	1,291,778	1,434,995
Research and development	352,829	395,176	436,863

	6,056,870	6,723,142	7,282,050

Operating income	406,960	639,296	689,449

Other income:
Interest	11,833	7,445	7,445
Other	8,873	1,898	5,741

	20,706	9,343	13,186

Other expenses (note 1 (p)):
Interest	21,400	16,769	12,207
Other	21,290	80,528	80,673

	42,690	97,297	92,880

Income before income taxes and equity in income of affiliates	384,976	551,342	609,755

Income taxes (note 8):
Current	196,863	223,064	176,632
Deferred	(18,424)	8,086	68,433

	178,439	231,150	245,065

Income before equity in income of affiliates	206,537	320,192	364,690

Equity in income of affiliates (note 4)	25,704	42,515	61,972

Net income	¥232,241	¥362,707	¥426,662

	2001	2002	2003
	Yen
Basic net income per common share (note 1(n))	¥238.34	372.23	439.43

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2001, 2002 and 2003

	2001	2002	2003
	Yen (millions)
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067

Balance at end of year	86,067	86,067	86,067

Capital surplus:
Balance at beginning of year	172,529	172,529	172,529

Balance at end of year	172,529	172,529	172,529

Legal reserves:
Balance at beginning of year	27,545	27,929	28,969
Transfer from retained earnings (note 9)	384	1,040	422

Balance at end of year	27,929	28,969	29,391

Retained earnings:
Balance at beginning of year	2,218,848	2,428,293	2,765,600
Net income for the year	232,241	362,707	426,662
Cash dividends (note 9)	(22,412)	(24,360)	(30,176)
Transfer to legal reserves (note 9)	(384)	(1,040)	(422)

Balance at end of year	2,428,293	2,765,600	3,161,664

Accumulated other comprehensive income (loss) (notes 5, 8, 10 and 12):
Balance at beginning of year	(574,616)	(484,527)	(479,175)
Other comprehensive income (loss) for the year, net of tax	90,089	5,352	(283,990)

Balance at end of year	(484,527)	(479,175)	(763,165)

Treasury stock:
Balance at begining of year	—	—	(49)
Purchase of treasury stock	—	(49)	(56,717)

Balance at end of year	—	(49)	(56,766)
Total stockholders’ equity	¥2,230,291	¥2,573,941	¥2,629,720

Disclosure of comprehensive income:
Net income for the year	¥232,241	¥362,707	¥426,662
Other comprehensive income (loss) for the year, net of tax (notes 5, 8, 10 and 12)	90,089	5,352	(283,990)

Total comprehensive income for the year	¥322,330	¥368,059	¥142,672

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2001, 2002 and 2003

	2001	2002	2003
	Yen (millions)
Cash flows from operating activities (note 11):
Net income	¥232,241	¥362,707	¥426,662
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	170,342	194,944	220,874
Deferred income taxes	(18,424)	8,086	68,433
Equity in income of affiliates	(25,704)	(42,515)	(61,972)
Provision for credit and lease residual losses on finance subsidiaries-receivables	15,584	22,139	39,377
Loss on derivative instruments and related others	—	21,740	36,983
Decrease (increase) in assets:
Trade accounts and notes receivable	(35,460)	5,539	(16,842)
Inventories	(8,372)	10,191	(146,574)
Other current assets	(843)	69,243	(104,583)
Other assets	18,508	(28,577)	(44,820)
Increase (decrease) in liabilities:
Trade accounts and notes payable	83,566	(14,101)	28,675
Accrued expenses	31,477	75,772	130,615
Income taxes payable	(15,180)	20,551	3,964
Other current liabilities	39,791	(41,717)	17,708
Other liabilities	19,176	59,762	30,412
Other, net	1,608	26,186	59,215

Net cash provided by operating activities	508,310	749,950	688,127

Cash flows from investing activities:
Decrease (increase) in investments and advances	(8,658)	476	20,737
Capital expenditures	(285,687)	(303,424)	(316,991)
Proceeds from sales of property, plant and equipment	19,218	7,416	16,438
Acquisitions of finance subsidiaries-receivables	(2,083,375)	(2,900,128)	(3,265,076)
Collections of finance subsidiaries-receivables	1,516,094	1,615,182	1,710,833
Proceeds from sales of finance subsidiaries-receivables	325,364	693,907	760,500

Net cash used in investing activities	(517,044)	(886,571)	(1,073,559)

Cash flows from financing activities:
Increase (decrease) in short-term debt	333,541	5,997	(47,959)
Proceeds from long-term debt	149,108	624,070	775,987
Repayment of long-term debt	(475,744)	(298,718)	(292,063)
Cash dividends paid (note 9)	(22,412)	(24,360)	(30,176)
Increase (decrease) in commercial paper classified as long-term debt	711	649	(2,131)
Payment for purchase of treasury stock	—	—	(56,717)

Net cash provided by (used in) financing activities	(14,796)	307,638	346,941

Effect of exchange rate changes on cash and cash equivalents	10,462	20,905	(23,546)

Net change in cash and cash equivalents	(13,068)	191,922	(62,037)

Cash and cash equivalents at beginning of year	430,587	417,519	609,441

Cash and cash equivalents at end of year	¥417,519	¥609,441	¥547,404

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 31, 2001, 2002 and 2003

(1)	General and Summary of Significant Accounting Policies

(a)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 25 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, the United Kingdom, France, Italy, Spain, India, Pakistan, the Philippines, Thailand, Vietnam, Brazil and Mexico.

Net sales and other operating revenue by category of activity for the year ended March 31, 2003 were derived from: motorcycle business 12.3%, automobile business 80.8%, financial services 3.0%, and other businesses 3.9%. Operating income by category of activity for the year ended March 31, 2003 was derived from: motorcycle business 8.5%, automobile business 81.2%, financial services 9.0%, and other businesses 1.3%. The total assets at March 31, 2003 were attributable to: motorcycle business 10.4%, automobile business 47.2%, financial services 45.6%, other businesses 3.1%, and corporate assets (net of company-wide accounts eliminated in consolidation) (6.3%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2003, 75.2% of net sales and other operating revenue (¥5,995,981 million) was derived from subsidiaries operating outside Japan (2002: ¥5,274,673 million, 2001: ¥4,512,845 million). Net sales and other operating revenue for the year ended March 31, 2003 was geographically broken down based on the location of customers as follows: Japan 21.9%, North America 57.3%, Europe 8.3%, and others 12.5%. For the year ended March 31, 2003, 68.7% of operating income (¥473,913 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2002: ¥407,768 million, 2001: ¥256,933 million). Also, 67.6% of Honda’s assets at March 31, 2003 (¥5,190,627 million) was identified with foreign operations (2002: ¥4,569,098 million).

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(c)	Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d)	Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(e)	Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable. Revenues are recognized net of discounts, cash sales incentives and rebates granted.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interests by discounting the future cash flows. Those cash flows are net of estimated credit losses and are discounted at a rate which Honda believes is commensurate with the risks involved. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2002 and 2003 were not significant.

(f)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h)	Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2002 and 2003, except for retained interests in the sold pools of

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

finance receivables, which are accounted for as “trading” securities and included in finance receivables. Honda did not hold any “held-to-maturity” securities at March 31, 2002 and 2003.

(i)	Goodwill

On April 1, 2002, Honda adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets” and ceased amortizing its goodwill at that time. Prior to adopting SFAS No. 142, Honda amortized goodwill on a straight-line basis over the expected periods to be benefited, generally five years. The adoption of SFAS No. 142 did not have a material effect on Honda’s consolidated financial position and results of operations. Honda completed its transitional impairment test of goodwill effective April 1, 2002 and its annual test effective March 31, 2003 as prescribed by SFAS No. 142 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2002 and 2003 was ¥9,054 million and ¥15,566 million, respectively.

Net income exclusive of goodwill amortization expense recognized under previous accounting standards on a after-tax basis in the three-year period ended March 31, 2003 is as follows:

	2001	2002	2003
	Yen (millions)
Reported net income	¥232,241	¥362,707	¥426,662
Add back: Goodwill amortization	2,335	2,056	—

Adjusted net income	¥234,576	¥364,763	¥426,662

Basic net income per common share
Reported net income	¥238.34	¥372.23	¥439.43
Goodwill amortization	2.40	2.11	—

Adjusted net income	¥240.74	¥374.34	¥439.43

(j)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

(k)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which retains the fundamental provisions in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. Honda adopted the provisions of SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not have a material effect on Honda’s consolidated financial position and results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m)	Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2003 were ¥197,593 million, ¥213,836 million and ¥234,670 million, respectively. Provisions for estimated costs related to product warranty are made at the time of sale. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(n)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2001, 2002 and 2003 was 974,414,215, 974,408,513 and 970,952,677, respectively. There were no potentially dilutive shares outstanding for the years ended March 31, 2001, 2002 and 2003.

(o)	Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2003 are as follows:

2001	2002	2003
Yen (millions)
¥(8,195)	¥(46,678)	¥520

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(p)	Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133”on April 1, 2001, gains and losses on foreign exchange instruments that qualify for hedge accounting treatment were recognized in the same period in which gains or losses from the transaction being hedged were recognized. The differential paid or received on interest rate swap agreements was recognized over the life of the agreement as an adjustment to interest expense. In the event of an early termination of the hedge, any deferred gain or loss on the hedging instrument was deferred until the hedged item was realized. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

The Financial Accounting Standards Board issued SFAS No. 133 in June 1998 and SFAS No. 138 in June 2000. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is immediately recognized in earnings.

Honda adopted SFAS No. 133 and SFAS No. 138 on April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS No. 133 and SFAS No. 138, net of the related income tax effect, resulted in a decrease to net income of ¥89 million and a decrease to other comprehensive income of ¥5,998 million. Due to the immateriality of the amount, the cumulative effect adjustment to net income of ¥89 million and the cumulative effect adjustment to other comprehensive income of ¥5,998 million were recognized in other expenses in the consolidated statements of income for the year ended March 31, 2002. The adoption of SFAS No. 133 and SFAS No. 138 has not altered Honda’s hedging strategies. However, all derivatives are now recognized as either assets or liabilities in the consolidated balance sheets and measured at fair value. In addition, because Honda has not elected to apply hedge accounting subsequent to the adoption of SFAS No. 133 and SFAS No. 138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings (included in other expenses—other) during the year ended March 31, 2002 and 2003, excluding the cumulative effect adjustment, was ¥14,039 million and ¥19,910 million, respectively.

(q)	Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2003 are as follows:

2001	2002	2003
Yen (millions)
¥131,053	¥134,358	¥144,791

(r)	New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, Honda will recognize a gain or loss on settlement. Honda adopted the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on Honda’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring)”. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under this Statement, a liability is incurred when the definition of a liability under FASB Concepts Statement 6 is met. This Statement also requires that a liability for a cost associated with an exit or disposal activity be measured at fair value. The fair value of a liability is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on Honda’s consolidated financial position and results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on Honda’s consolidated financial position and results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Company will apply the interpretation to variable interest entities created before February 1, 2003 by September 30, 2003. Although the impact of this Interpretation is still being assessed and there is a possibility that variable interest entities may require consolidation, the effect on Honda’s consolidated financial statements is expected to be immaterial.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company has not decided whether it will transfer the substitutional portion to the government. Accordingly, the effect on Honda’s consolidated financial statements, if any, cannot be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

(s) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003.

(2)	Finance Subsidiaries-Receivables and Securitizations

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2002 and 2003:

	2002	2003
	Yen (millions)
Direct financing leases	¥1,410,324	¥1,701,447
Retail	1,230,479	1,550,787
Wholesale	236,396	241,039
Term loans to dealers	22,288	28,001

Total finance receivables	2,899,487	3,521,274
Retained interests in the sold pools of finance receivables	106,879	67,024

	3,006,366	3,588,298
Less:
Allowance for credit losses	12,965	18,628
Allowance for losses on lease residual values	12,560	22,355
Unearned interest income and fees	176,893	219,754

Finance subsidiaries-receivables, net	2,803,948	3,327,561
Less current portion	995,087	1,097,541

Noncurrent finance subsidiaries-receivables, net	¥1,808,861	¥2,230,020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2003 and thereafter:

Years ending March 31	Yen (millions)
2004	¥1,159,632

2005	898,442
2006	746,945
2007	545,013
2008	149,464
After five years	21,778

2,361,642

Total	¥3,521,274

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2003 as follows:

	2001	2002	2003
	Yen (millions)
Finance income	¥176,074	¥209,315	¥240,995
Finance cost	89,896	93,868	88,495

Finance subsidiaries of the Company periodically sell finance receivables. Pre-tax net gains or losses on such sales for each of the years in the three-year period ended March 31, 2003, which are included in finance income in the table above, are ¥3,170 million net gains, ¥13,060 million net gains and ¥10,144 million net gains, respectively.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2003 are as follows:

	2001	2002	2003
Weighted average life (years)	2.92 to 3.75	2.40 to 3.92	3.84 to 4.24
Prepayment speed	0.85% to 2.55%	0.75% to 1.30%	1.00% to 1.50%
Expected credit losses	0.00% to 0.35%	0.20% to 0.35%	0.21% to 0.35%
Residual cash flows discount rate	1.73% to 12.00%	5.96% to 12.00%	6.67% to 12.00%

At March 31, 2003, the significant assumptions used in estimating the retained interests in the sold pools of finance receivables are as follows:

Assumption (%)
Retail receivables
Prepayment speed	1.39
Expected credit losses	0.31
Residual cash flows discount rate	9.71

Lease receivables
Prepayment speed	0.83
Expected credit losses	0.20
Residual cash flows discount rate	3.18

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

The outstanding balance of securitized financial assets at March 31, 2003 is summarized as follows:

2003
Yen (millions)
Receivables sold:
Retail	¥957,854
Direct financing leases	27,044

Total receivables sold	¥984,898

(3)	Inventories

Inventories at March 31, 2002 and 2003 are summarized as follows:

	2002	2003
	Yen (millions)
Finished goods	¥408,703	¥504,548
Work in process	21,521	23,728
Raw materials	214,058	223,704

	¥644,282	¥751,980

(4)	Investments and Advances-Affiliates

Certain financial information in respect of affiliates accounted for on the equity method at March 31, 2002 and 2003, and for each of the years in the three-year period ended March 31, 2003 is shown below:

	2002	2003
	Yen (millions)
Current assets	¥654,709	¥693,288
Other assets, principally property, plant and equipment	726,335	739,974

	1,381,044	1,433,262
Current liabilities	545,093	543,836
Other liabilities	144,718	136,951

Net assets	¥691,233	¥752,475

	2001	2002	2003
	Yen (millions)
Net sales	¥2,011,217	¥2,299,994	¥2,527,293
Net income	60,894	103,632	153,422
Cash dividends received by Honda during the year	6,264	11,580	26,741

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2002 and 2003 included in retained earnings was ¥129,444 million and ¥166,907 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Trade receivables and trade payables include the following balances with affiliates at March 31, 2002 and 2003, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2003:

	2002	2003
	Yen (millions)
Trade receivables from	¥15,895	¥24,085
Trade payables to	95,600	90,035

	2001	2002	2003
	Yen (millions)
Purchases from	¥529,317	¥536,404	¥555,257
Sales to	101,743	131,389	107,985

(5)	Investments and Advances-Other

Investments and advances-other at March 31, 2002 and 2003 consisted of the following:

	2002	2003
	Yen (millions)
Marketable equity securities	¥79,804	¥66,841
Nonmarketable preferred stocks	14,200	16,200
Guaranty deposits	30,679	32,162
Life insurance contracts	4,524	4,385
Advances	2,503	1,786
Other	13,826	18,844

	¥145,536	¥140,218

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at March 31, 2002 and 2003, is summarized below:

	2002	2003
	Yen (millions)
Cost	¥56,884	¥34,063
Fair value	79,804	66,841
Gross unrealized gains	36,637	34,207
Gross unrealized losses	13,717	1,429

Realized gains and losses from available-for-sale securities for each of the years in the three-year period ended March 31, 2003, were ¥4,298 million net gains, ¥11,356 million net losses and ¥21,797 million net losses, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6)	Short-term and Long-term Debt

Short-term debt at March 31, 2002 and 2003 is as follows:

	2002	2003
	Yen (millions)
Short-term bank loans	¥313,635	¥220,499
Medium-term notes	391,756	325,737
Commercial paper	329,678	331,718

	¥1,035,069	¥877,954

The weighted average interest rates on short-term debt outstanding at March 31, 2002 and 2003 were 3.78% and 1.99%, respectively.

Long-term debt at March 31, 2002 and 2003 is as follows:

	2002	2003
	Yen (millions)
Honda Motor Co., Ltd.:
Loans, maturing 2002 -2027:
Unsecured, principally from banks	¥314	¥278

	314	278
Subsidiaries:
Commercial paper	223,194	210,350
Loans, maturing 2002 - 2024:
Secured, principally from banks	5,832	22,059
Unsecured, principally from banks	76,279	59,597
1.31% Japanese yen unsecured bond due 2005	30,000	30,000
0.69% Japanese yen unsecured bond due 2006	60,000	60,000
0.81% Japanese yen unsecured bond due 2006	1,000	1,000
0.47% Japanese yen unsecured bond due 2007	—	50,000
Medium-term notes, maturing 2002 - 2010	628,335	1,011,367
Less unamortized discount, net	326	127

	1,024,314	1,444,246

Total long-term debt	1,024,628	1,444,524
Less current portion	308,014	304,342

	¥716,614	¥1,140,182

The loans maturing 2002-2027 and 2002-2024 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.70% to 27.61% per annum at March 31, 2003 and the weighted average interest rate on total outstanding loans at March 31, 2003 is 3.23%. Property, plant and equipment with a net book value of approximately ¥11,477 million and ¥12,240 million at March 31, 2002 and 2003, respectively, were subject to specific mortgages securing indebtedness.

At March 31, 2002 and 2003, ¥223,194 million and ¥210,350 million, respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2002 and 2003 was approximately 3.26% and 1.88%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Medium-term notes are unsecured, and their interest rates range from 0.05% to 2.50% at March 31, 2002 and from 1.23% to 3.43% at March 31, 2003.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2003 and thereafter:

Years ending March 31:	Yen (millions)
2004	¥304,342

2005	745,085
2006	210,512
2007	88,051
2008	91,642
After five years	4,892

1,140,182

Total	¥1,444,524

The Company and certain of its subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swap and interest rate swap are included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 13). Unless a right of set-off exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2003, Honda had unused line of credit facilities amounting to ¥830,251 million, of which ¥363,420 million related to commercial paper programs and ¥466,831 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2003, Honda also had committed lines of credit amounting to ¥696,297 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain debenture trust agreements provide that Honda must give additional security upon request of the trustee.

(7)	Other Liabilities

Other liabilities at March 31, 2002 and 2003 are summarized as follows:

	2002	2003
	Yen (millions)
Allowance for product warranty	¥115,789	¥130,307
Minority interest	35,978	52,546
Additional minimum pension liabilities (note 10)	354,772	555,206
Deferred income taxes	1,561	8,740
Other	32,081	42,200

	¥540,181	¥788,999

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8)	Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2003 were allocated as follows:

	2001	2002	2003
	Yen (millions)
Income	¥178,439	¥231,150	¥245,065
Stockholders’ equity—Accumulated other comprehensive income (loss) (note 12)	46,950	(80,772)	(85,643)

	¥225,389	¥150,378	¥159,422

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2003 consisted of the following:

	Income before income taxes	Income taxes
		Current	Deferred	Total
	Yen (millions)
2001:
Japanese	¥133,166	¥65,444	¥(3,008)	¥62,436
Foreign	251,810	131,419	(15,416)	116,003

	¥384,976	¥196,863	¥(18,424)	¥178,439

2002:
Japanese	¥161,330	¥92,672	¥(19,970)	¥72,702
Foreign	390,012	130,392	28,056	158,448

	¥551,342	¥223,064	¥8,086	¥231,150

2003:
Japanese	¥176,515	¥114,809	¥(33,664)	¥81,145
Foreign	433,240	61,823	102,097	163,920

	¥609,755	¥176,632	¥68,433	¥245,065

The significant components of deferred income tax expense (benefit) for each of the years in the three-year period ended March 31, 2003 are as follows:

	2001	2002	2003
	Yen (millions)
Deferred tax expense (exclusive of the effects of the other components listed below)	¥(16,803)	¥8,375	¥73,783
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	(2,298)
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(1,621)	(289)	(3,052)

	¥(18,424)	¥8,086	¥68,433

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.6% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for each of the years in the three-year period ended March 31, 2003. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduce standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. It will be effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 25% to 41%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2003 differs from the Japanese statutory income tax rate for the following reasons:

	2001	2002	2003
Statutory income tax rate	41.0%	41.0%	41.0%
Valuation allowance provided for current year operating losses of subsidiaries	5.2	2.9	0.8
Difference in statutory tax rates of foreign subsidiaries	(1.0)	(1.0)	(2.1)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.1)	(0.2)	(0.6)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	(0.4)
Other	1.3	(0.8)	1.5

Effective tax rate	46.4%	41.9%	40.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2003 are presented below:

	2002	2003
	Yen (millions)
Deferred tax assets:
Inventory valuation	¥63,190	¥63,142
Allowance for dealers and customers	104,624	109,500
Foreign tax credit	33,905	32,735
Operating loss carryforwards	68,440	73,839
Minimum pension liabilities adjustment	145,456	221,481
Other accrued pension liabilities	66,045	78,544
Other	119,805	129,502

Total gross deferred tax assets	601,465	708,743
Less valuation allowance	61,129	65,040

Net deferred tax assets	540,336	643,703

Deferred tax liabilities:
Inventory valuation	(10,757)	(12,191)
Depreciation and amortization, excluding lease transactions	(23,639)	(35,590)
Lease transactions	(149,859)	(231,557)
Undistributed earnings of subsidiaries and affiliates	(52,857)	(43,493)
Net unrealized gains on marketable equity securities	(9,396)	(13,111)
Other	(24,894)	(21,617)

Total gross deferred tax liabilities	(271,402)	(357,559)

Net deferred tax asset	¥268,934	¥286,144

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes at March 31, 2002 and 2003 are reflected in the consolidated balance sheets under the following captions:

	2002	2003
	Yen (millions)
Current assets-Deferred income taxes	¥182,788	¥202,376
Other assets	154,344	224,105
Other current liabilities	(66,637)	(131,597)
Other liabilities	(1,561)	(8,740)

Net deferred tax asset	¥268,934	¥286,144

The valuation allowance for deferred tax assets at March 31, 2001 was ¥46,225 million. The net change in the total valuation allowance for the years ended March 31, 2002 and 2003 was an increase of ¥14,904 million and ¥3,911 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2002 and 2003.

At March 31, 2003, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥190,177 million, which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Within 1 year	¥457
1 to 5 years	19,317
5 to 15 years	25,590
Indefinite periods	144,813

¥190,177

At March 31, 2002 and 2003, Honda did not recognize deferred tax liabilities of ¥16,786 million and ¥16,710 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were permanently reinvested. At March 31, 2002 and 2003, the undistributed earnings not subject to deferred tax liabilities were ¥686,434 million and ¥725,263 million, respectively.

(9)	Dividends and Legal Reserves

The Japanese Commercial Code provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2003 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2003 were ¥23, ¥25 and ¥31, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥16 per share aggregating ¥15,386 million determined by the Company’s board of directors in April 2003 subject to approval by shareholders in June 2003.

(10)	Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of listed equity securities and bonds.

Retirement benefits for directors, excluding certain benefits, are provided in accordance with management policy. There are occasions where officers other than directors receive special lump-sum payments at retirement. Such payments are charged to income as paid since amounts vary with circumstances and it is impractical to compute a liability for future payments.

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Japanese plans		Foreign plans
	2002	2003	2002	2003
	Yen (millions)
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,174,669)	¥(1,365,694)	¥(117,255)	¥(161,172)
Service cost	(39,506)	(44,733)	(10,434)	(12,663)
Interest cost	(35,240)	(34,142)	(9,149)	(10,944)
Plan participants’ contributions	(6,212)	(6,669)	(612)	(684)
Actuarial gain (loss)	(131,523)	(136,938)	(14,235)	(14,128)
Benefits paid	21,456	29,205	1,310	1,523
Amendment	—	21,916	(143)	(30)
Foreign exchange translation	—	—	(10,654)	12,453

Benefit obligations at end of year	(1,365,694)	(1,537,055)	(161,172)	(185,645)

Change in plan assets:
Fair value of plan assets at beginning of year	698,726	692,926	131,069	146,063
Actual return on plan assets	(35,919)	(89,316)	(7,592)	(19,816)
Employer contributions	45,363	44,166	13,377	26,447
Plan participants’ contributions	6,212	6,669	612	684
Benefits paid	(21,456)	(29,205)	(1,310)	(1,523)
Foreign exchange translation	—	—	9,907	(11,373)

Fair value of plan assets at end of year	692,926	625,240	146,063	140,482

Funded status	(672,768)	(911,815)	(15,109)	(45,163)
Unrecognized actuarial loss	577,375	801,885	16,464	60,725
Unrecognized net transition obligations	8,831	7,796	551	454
Unrecognized prior service cost (benefit)	(74,469)	(89,438)	5,653	4,824

Net amount recognized	(161,031)	(191,572)	7,559	20,840

Adjustments to recognize additional minimum liabilities (note 7):
Amount included in accumulated other comprehensive income (loss)	(354,772)	(549,236)	—	(5,970)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(515,803)	¥(740,808)	¥7,559	¥14,870

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,361,801)	¥(1,537,055)	¥(19,620)	¥(72,844)
Accumulated benefit obligations	(1,205,883)	(1,366,048)	(17,322)	(56,673)
Fair value of plan assets	689,933	625,240	15,065	42,723

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension expense for each of the years in the three-year period ended March 31, 2003 included the following:

	2001	2002	2003
	Yen (millions)
Japanese plans:
Service cost-benefits earned during the year	¥44,311	¥39,506	¥44,733
Interest cost on projected benefit obligations	37,213	35,240	34,142
Expected return on plan assets	(27,808)	(30,083)	(31,711)
Net amortization and deferral	11,171	13,349	23,223

	¥64,887	¥58,012	¥70,387

Foreign plans:
Service cost-benefits earned during the year	¥9,034	¥10,434	¥12,663
Interest cost on projected benefit obligations	7,293	9,149	10,944
Expected return on plan assets	(6,410)	(9,739)	(9,593)
Net amortization and deferral	(1,898)	(978)	(1,781)

	¥8,019	¥8,866	¥12,233

The assumptions used in computing the information above are as follows:

	2001		2002		2003
Japanese plans:
At March 31:
Discount rate	3.0%		2.5%		2.0%
Rate of salary increase	2.8%		2.5%		2.3%
Year ended March 31:
Expected long-term rate of return	4.0%		4.0%		4.0%

Foreign plans:
At March 31:
Discount rate	5.5	~8.0%	5.5	~7.5%	5.5	~7.0%
Rate of salary increase	4.0	~6.0%	4.0	~6.0%	4.0	~6.7%
Year ended March 31:
Expected long-term rate of return	6.5	~9.0%	6.5	~9.0%	6.8	~8.5%

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(11)	Supplemental Disclosures of Cash Flow Information

	2001	2002	2003
	Yen (millions)
Cash paid during the year for:
Interest	¥106,446	¥105,614	¥100,368
Income taxes	211,549	200,453	173,697

(12)	Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2003 are as follows:

	2001	2002	2003
	Yen (millions)
Adjustments from foreign currency translation:
Balance at beginning of year	¥(580,676)	¥(419,482)	¥(300,081)
Adjustments for the year	161,194	119,401	(169,391)

Balance at end of year	(419,482)	(300,081)	(469,472)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	41,022	16,637	8,730
Realized (gain) loss on marketable equity securities	(5,398)	2,975	7,137
Decrease in net unrealized gains on marketable equity securities	(18,987)	(10,882)	(1,047)

Balance at end of year	16,637	8,730	14,820

Minimum pension liabilities adjustment:
Balance at beginning of year	(34,962)	(81,682)	(187,824)
Adjustments for the year	(46,720)	(106,142)	(120,689)

Balance at end of year	(81,682)	(187,824)	(308,513)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(574,616)	(484,527)	(479,175)
Adjustments for the year	90,089	5,352	(283,990)

Balance at end of year	¥(484,527)	¥(479,175)	¥(763,165)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Before-tax amount	Tax (expense) or benefit (note 8)	Net-of-tax amount
	Yen (millions)
2001:
Adjustments from foreign currency translation	¥257,557	¥(96,363)	¥161,194
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(32,182)	13,195	(18,987)
Reclassification adjustments for gains realized in net income	(9,150)	3,752	(5,398)

Net unrealized gains (losses)	(41,332)	16,947	(24,385)

Minimum pension liabilities adjustment	(79,186)	32,466	(46,720)

Other comprehensive income (loss)	¥137,039	¥(46,950)	¥90,089

2002:
Adjustments from foreign currency translation	¥118,341	¥1,060	¥119,401
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(18,994)	8,112	(10,882)
Reclassification adjustments for losses realized in net income	5,134	(2,159)	2,975

Net unrealized gains (losses)	(13,860)	5,953	(7,907)

Minimum pension liabilities adjustment	(179,901)	73,759	(106,142)

Other comprehensive income (loss)	¥(75,420)	¥80,772	¥5,352

2003:
Adjustments from foreign currency translation	¥(179,332)	¥9,941	¥(169,391)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(2,002)	955	(1,047)
Reclassification adjustments for losses realized in net income	12,135	(4,998)	7,137

Net unrealized gains (losses)	10,133	(4,043)	6,090

Minimum pension liabilities adjustment	(200,434)	79,745	(120,689)

Other comprehensive income (loss)	¥(369,633)	¥85,643	¥(283,990)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2002 and 2003 are as follows:

	2002		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	Yen (millions)
Finance subsidiaries-receivables (a)	¥1,567,614	¥1,566,851	¥1,835,085	¥1,868,749
Investments and advances-marketable equity securities	79,804	79,804	66,841	66,841
Debt	(2,059,697)	(2,064,112)	(2,322,478)	(2,329,535)

Foreign exchange instruments (b)
Asset position	¥1,617	¥1,617	¥9,598	¥9,598
Liability position	(22,107)	(22,107)	(13,523)	(13,523)

Net	¥(20,490)	¥(20,490)	¥(3,925)	¥(3,925)

Interest rate instruments (c)
Asset position	¥5,940	¥5,940	¥572	¥572
Liability position	(22,835)	(22,835)	(43,498)	(43,498)

Net	¥(16,895)	¥(16,895)	¥(42,926)	¥(42,926)

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2002 and 2003 in the table exclude ¥1,236,334 million and ¥1,492,476 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively.
(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows (see note 6):

	2002	2003
	Yen (millions)
Other current assets	¥1,052	¥4,025
Other assets	565	5,573
Other current liabilities	(22,107)	(13,523)

	¥(20,490)	¥(3,925)

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current liabilities in the consolidated balance sheets as follows (see note 6):

	2002	2003
	Yen (millions)
Other assets	¥5,940	¥572
Other current liabilities	(22,777)	(43,344)
Other liabilities	(58)	(154)

	¥(16,895)	¥(42,926)

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

(14)	Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. At March 31, 2002 and 2003, the total amounts of foreign currency forward contracts, currency swap agreements and foreign currency option contracts outstanding were ¥720,493 million and ¥1,175,166 million, respectively.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2002 and 2003, the notional principal amounts of interest rate swap agreements were ¥1,845,695 million and ¥2,287,736 million, respectively.

(15)	Commitments and Contingent Liabilities

At March 31, 2003, Honda had commitments for purchases of property, plant and equipment of approximately ¥24,375 million.

Honda has entered into various guarantee and indemnification agreements. Honda has guaranteed approximately ¥88,193 million of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is approximately ¥88,193 million. As of March 31, 2003, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties are as follow:

2003
Yen (millions)
Balance at beginning of year	¥196,011
Warranty claims paid during the period	(89,757)
Liabilities accrued for warranties issued during the period	137,390
Changes in liabilities for pre-existing warranties during the period	4,579
Foreign currency translation	(8,425)

¥239,798

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16)	Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2003 are as follows:

Years ending March 31:	Yen (millions)
2004	¥27,144
2005	18,155
2006	12,872
2007	9,413
2008	7,064
After five years	29,895

Total minimum lease payments	¥104,543

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2003 were ¥49,400 million, ¥48,471 million and ¥46,877 million, respectively.

(17)	Selected Quarterly Financial Data (Unaudited and Not Reviewed) *

Quarterly financial data for the years ended March 31, 2002 and 2003 are set forth in the following table:

	Net sales and other operating revenue	Gross profit	Net income	Basic net income per common share
	Yen (millions)			Yen
Year ended March 31, 2002:
First quarter	¥1,760,435	¥540,190	¥89,378	¥91.72
Second quarter	1,744,561	559,269	84,362	86.58
Third quarter	1,756,412	577,499	82,258	84.42
Fourth quarter	2,101,030	649,292	106,709	109.51

	7,362,438	2,326,250	362,707	372.23
Year ended March 31, 2003:
First quarter	¥1,936,836	¥617,980	¥107,598	¥110.42
Second quarter	1,916,775	620,767	87,181	89.54
Third quarter	1,989,239	614,286	115,167	118.63
Fourth quarter	2,128,649	708,274	116,716	120.86

	7,971,499	2,561,307	426,662	439.43

*	All quarterly financial data is unaudited and has not been reviewed by the independent auditors.

Schedule II

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2001, 2002 and 2003

(In millions of yen)

		Additions	Deductions
	Balance at beginning of period	Charged to costs and expenses	Bad debts written off	Net increase (decrease) in unearned income	Trans- lation dif- ference	Balance at end of period
March 31, 2001:
Trade receivable
Allowance for doubtful accounts	¥7,077	¥2,870	¥2,403	¥—	¥355	¥7,899

Finance subsidiaries-receivables
Allowance for credit losses	¥8,898	¥6,150	¥7,793	¥—	¥1,041	¥8,296
Allowance for losses on lease residual values	9,489	9,434	11,603	—	1,243	8,563
Unearned interest income and fees	83,118	—	—	31,187	10,046	124,351

	¥101,505	¥15,584	¥19,396	¥31,187	¥12,330	¥141,210

March 31, 2002:
Trade receivable
Allowance for doubtful accounts	¥7,899	¥2,794	¥2,505	¥—	¥474	¥8,662

Finance subsidiaries-receivables
Allowance for credit losses	¥8,296	¥14,123	¥10,232	¥—	¥778	¥12,965
Allowance for losses on lease residual values	8,563	8,016	4,893	—	874	12,560
Unearned interest income and fees	124,351	—	—	49,038	3,504	176,893

	¥141,210	¥22,139	¥15,125	¥49,038	¥5,156	¥202,418

March 31, 2003:
Trade receivable
Allowance for doubtful accounts	¥8,662	¥1,515	¥1,117	¥—	¥(717)	¥8,343

Finance subsidiaries-receivables
Allowance for credit losses	¥12,965	¥23,093	¥16,419	¥—	¥(1,011)	¥18,628
Allowance for losses on lease residual values	12,560	16,284	5,347	—	(1,142)	22,355
Unearned interest income and fees	176,893	—	—	46,779	(3,918)	219,754

	¥202,418	¥39,377	¥21,766	¥46,779	¥(6,071)	¥260,737

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD )

By:	/S/ TAKEO FUKUI

Takeo Fukui President and Representative Director

Date:  July 3, 2003

Tokyo, Japan

CERTIFICATION

I, Takeo Fukui, certify that:

1.	I have reviewed this annual report on Form 20-F of Honda Motor Co., Ltd. ;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 3, 2003

/S/ TAKEO FUKUI

Name:	Takeo Fukui
Title:	Chief Executive Officer

CERTIFICATION

I, Satoshi Aoki, certify that:

1.	I have reviewed this annual report on Form 20-F of Honda Motor Co., Ltd. ;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 3, 2003

/S/ SATOSHI AOKI

Name:	Satoshi Aoki
Title:	Chief Operating Officer for Business Management Operations

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulation of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.