Form 20-F
period 2004-03-31
HONDA MOTOR CO LTD
filed 2004-07-09
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

Title of each class		Outstanding as of March 31, 2004
(1)	Common Stock	940,915,951
(2)	American Depositary Shares evidenced by American Depositary Receipts, each representing one-half of one share of Common Stock	35,034,638

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☒    Item 18  ☐

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

2

F. Dividends and Paying Agents	72
G. Statement by Experts	72
H. Documents on Display	72
I. Subsidiary Information	73

Item 11. Quantitative and Qualitative Disclosure about Market Risk	73

Item 12. Description of Securities to be Registered	76

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	76

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds	76

Item 15. Controls and Procedures	76

Item 16A. Audit Committee Financial Expert	76

Item 16B. Code of Ethics	76

Item 16C. Principal Accountant Fees and Services	76

Item 16D. Exemption from the Listing Standards for Audit Committees	77

PART III

Item 17. Financial Statements	77

Item 18. Financial Statements	77

Item 19. Exhibits	78

Annex A. Unaudited consolidated balance sheets and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries	79

3

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2004 have been derived from our consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), except that they do not include segment information required under U.S. GAAP.

You should read the U.S. GAAP selected consolidated financial data set out below together with “Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31, (Millions of yen)					U.S. dollars (millions)
	2000	2001	2002	2003	2004	2004
Income statement data:
Net sales and other operating revenue	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	$77,232
Operating income	418,639	401,438	661,202	724,527	600,144	5,678
Income before income taxes and equity in income of affiliates	416,063	384,976	551,342	609,755	641,927	6,073
Net income	262,415	232,241	362,707	426,662	464,338	4,393
Research and development	334,036	352,829	395,176	436,863	448,967	4,248
Depreciation	172,139	170,342	194,944	220,874	213,445	2,020
Capital expenditures	222,891	285,687	303,424	316,991	287,741	2,722

Balance sheet data:
Total assets	¥4,898,428	¥5,667,409	¥6,940,795	¥7,681,291	¥8,328,768	$78,804
Long-term debt	574,566	368,173	716,614	1,140,182	1,394,612	13,195
Stockholders’ equity	1,930,373	2,230,291	2,573,941	2,629,720	2,874,400	27,197
Common stock	86,067	86,067	86,067	86,067	86,067	815

Weighted average number of shares outstanding

	(Thousands of shares)
	2000	2001	2002	2003	2004
Weighted average number of common shares outstanding	974,414	974,414	974,408	970,952	953,638

Net income per common share

	(Yen)					(US$)
	2000	2001	2002	2003	2004	2004
Basic	¥269.31	¥238.34	¥372.23	¥439.43	¥486.91	$4.61
Diluted	269.31	238.34	372.23	439.43	486.91	$4.61

Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.

Cash dividends declared during the period per common share:

	2000	2001	2002	2003	2004
Yen	21.00	23.00	25.00	31.00	35.00
US$	$0.20	$0.19	$0.19	$0.26	$0.33

Additionally, a year-end dividend of ¥23 ($0.22) per common share aggregating ¥21.6 billion ($205 million) relating to fiscal 2004 was determined by our board of directors in April 2004 and approved by our shareholders in June 2004. This dividend was paid in June 2004.

As described in Note (1) (r) to our consolidated financial statements, because certain reclassifications have been made to our prior year consolidated financial statements for the fiscal years ended March 31, 2002 and 2003, to conform to the presentation used for the fiscal year ended March 31, 2004, the operating results analysis in this annual report compared to the previous fiscal year is based on these reclassified consolidated statements of income.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥105.69 = $1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2004. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On June 30, 2004, the noon buying rate was ¥109.43 = $1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2000	110.02	102.73	124.45	101.53
2001	111.64	125.54	125.54	104.19
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005 (through June 30, 2004)	109.99	109.43	114.30	103.70
Jan-2004			107.17	105.52
Feb-2004			109.59	105.36
Mar-2004			112.12	104.18
Apr-2004			110.37	103.70
May-2004			114.30	108.50
June-2004			111.27	107.10

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

Honda may be adversely affected by market conditions

Honda conducts its operation in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets could trigger a decline in demand for automobiles, motorcycles and power products that may affect Honda’s result of operation.

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

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies, therefore currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly currency fluctuations have an effect on Honda’s results of operation, balance sheet and cash flow, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the effects of currency fluctuations and interest rate exposure.

As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements.

While limiting to some degree our risk fluctuations in currency exchange and interest rates, by utilizing such hedging instruments Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates.

Honda has entered into, and expects to continue to enter into, such hedging arrangements. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

However, any default by such counterparties might have an adverse effect on Honda.

The automobile, motorcycle, power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

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

Honda relies on various suppliers for the provision of certain raw materials and components

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

Honda may be adversely affected by its joint ventures.

In several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses may be affected by changes in the business condition or policy of these local entities, which in turn may adversely affect Honda’s business, financial condition or results of operations.

Honda may be adversely affected by natural disasters, wars, terrorism and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to natural disasters, disease, wars, terrorism or labor strikes which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If such delay or disruption occurs and continues for a long period of time, Honda’s business financial condition or results of operations may be adversely affected.

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

Honda undertakes no obligation and have no intention to publicly update any forward-looking statement after the date of this Annual Report. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities and Exchange Act of 1934.

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

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology. Approximately 17.2 million Honda engines were sold worldwide during the fiscal year ended March 31, 2004.

Honda’s principal executive office is located at 1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is 81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2002, 2003 and 2004, Honda’s capital expenditures were ¥303.4 billion, ¥316.9 billion and ¥287.7 billion, respectively. For further details of Honda’s capital expenditures during fiscal 2004, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business overview

Motorcycle Business

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft, and revenue from its motorcycle business during the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004:

	Fiscal years ended March 31,
	2000	2001	2002	2003	2004
Units (in thousands)	4,436	5,118	6,095	8,080	9,206
Revenue in billions of Japanese yen	¥718	¥805	¥947	¥978	¥996
Revenue as a Percentage of total sales revenue	12%	12%	13%	12%	12%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1800cc class in cylinder displacement. Honda’s motorcycles use gasoline engines developed by Honda that are air- or water-cooled, two or four-cycle, and single, two, four or six cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda is the largest manufacturer of motorcycles in the world in terms of annual units of production.

Honda’s motorcycles are produced at two sites in Japan: Hamamatsu and Kumamoto. In fiscal 2004, the annual production output of these sites was 634,077 units. Honda’s motorcycles are also produced by subsidiaries in the United States, Italy, Spain, Brazil, Thailand, Vietnam, Philippine and India. Annual output in those countries in fiscal 2004 was approximately 363,000, 117,000, 36,000, 821,000, 1,942,000, 491,000, 131,000 and 339,000 units, respectively. Certain motorcycle components are manufactured in Japan and shipped to foreign plants for assembly. Each plant also buys locally made parts or manufactures parts using Honda’s intellectual property and technical guidance.

Automobile Business

The following table sets out Honda’s unit sales of automobiles and revenue from its automobile business during the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004:

	Fiscal years ended March 31,
	2000	2001	2002	2003	2004
Units (in thousands)	2,473	2,580	2,666	2,888	2,983
Revenue in billions of Japanese yen	¥4,961	¥5,231	¥5,929	¥6,440	¥6,592
Revenue as a percentage of total sales revenue	81%	81%	81%	81%	81%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda’s principal automobile products includes the following vehicle models:

Passenger cars:

Accord, Civic, Acura TL, Acura TSX, Acura RSX

Multi-wagons, Minivans, Sport Utility Vehicle:

Odyssey, Fit, CR-V, Pilot, Element, Step Wagon, Acura MDX, Stream, Mobilio

Mini-vehicles:

Life, Acty, Vamos, That’s

Automobiles are produced by Honda at two sites in Japan: the Saitama factory and the Suzuka factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Alliston (Canada), Swindon (U.K.) and Ayutthaya (Thailand).

The manufacture of the Acty-Truck, Acty-Van, Life, Vamos and Vamos-Hobio is undertaken by Yachiyo Industry Co., Ltd., one of our affiliates.

Financial Services

The following table sets out Honda’s revenue from Financial Services during the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004:

	Fiscal years ended March 31,
	2000	2001	2002	2003	2004
Revenue in billions of Japanese yen	¥137	¥169	¥201	¥237	¥242
Revenue as a percentage of total sales revenue	2%	3%	2%	3%	3%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

In our financial services business, Honda offer a variety of financial services to our customers and dealers through financial subsidiaries in Japan and abroad, with the aim of providing sales support for our products.

Power Products and Other Businesses

The following table sets out Honda’s revenue from Power Products and Other Businesses during the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004:

	Fiscal years ended March 31,
	2000	2001	2002	2003	2004
Units (in thousands)	4,057	3,884	3,926	4,584	5,047
Revenue in billions of Japanese yen	¥281	¥257	¥282	¥315	¥331
Revenue as a percentage of total sales revenue	5%	4%	4%	4%	4%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda manufactures a variety of power products including power tillers, portable generators, general purpose engines, grass cutters, outboard engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers).

Effective fiscal 2000, Honda changed its business segment categorization to include the ATV business in the Motorcycle Business. The ATV business was previously included in Power Products and Other Businesses (formerly our Other Businesses segment). All prior fiscal years’ figures in this Annual Report have been restated to reflect this change.

Marketing and Distribution

Most of Honda’s products are distributed under registered Honda trademarks in Japan and/or in overseas markets. Major trademarks include HONDA, ACURA, ACCORD, CIVIC, FIT, ODYSSEY, CR-V, PILOT, MOBILIO, ELEMENT, STEP WGN, MDX, STREAM, LIFE, ACTY, VAMOS, THAT’S, CUB, WAVE and GOLD WING.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 10,300 outlets, including approximately 1,250 PROS authorized dealerships. PROS dealerships sell substantially all of Honda’s Japanese motorcycle models.

Honda’s distribution channel for automobiles in Japan consists of three dealer networks: PRIMO Shops, CLIO Shops and VERNO Shops, which sell different models of Honda automobiles. At present, 876 retail dealers operate 1,507 PRIMO Shops and sell the Saber, Civic, Life, Acty, Vamos and That’s. Honda’s 83 retail dealers operate 512 CLIO Shops and sell the Accord series, and Legend, Lagreat and Avancier. 77 retail dealers operate 400 VERNO Shops and sell the NSX, Integra, CR-V, HR-V, Honda S2000 and Element. In addition, the Odyssey, Step WGN, Partner, Insight, Stream, Fit, Fit Aria, Mobilio, Mobilio Spike and Inspire are sold through all three dealer networks.

Power products are distributed in Japan primarily through Honda’s nine sales offices to approximately 1,580 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

The independent retail dealers who sell Honda’s products in Japan receive payment from customers by one of four payment methods: cash, bank loans, installment payments or financing by credit companies.

Service and parts related operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Lectures on service technology are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas sales

Approximately 96% of Honda’s overseas sales are made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, which is the largest market for Honda automobiles, Honda markets its products through a sales network of approximately 1,270 independent local dealers for automobiles, approximately 1,250 for motorcycles and approximately 5,400 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network totaled 262 dealerships at the end of fiscal 2004. The Acura network offers the RSX, TL, CL, TSX, RL, NSX MDX and EL (Canada only) models.

With regard to the export of U.S.-built cars from North America, Honda is currently exporting such North American-built models as the Accord, Odyssey, Civic, MDX and Element to overseas markets. In fiscal 2004, Honda exported approximately 25,063 units from North America to 50 countries throughout the world.

In Europe, Honda’s operations in the United Kingdom, Germany, France, Belgium, the Netherlands, Spain, Switzerland, Austria, Italy and other European countries distribute Honda’s products through approximately 1,700 independent local dealers for automobiles, approximately 1,800 for motorcycles and approximately 4,300 for power products.

Honda exports motorcycle components to 20 countries, including India, Thailand, Indonesia, the People’s Republic of China and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda exports automobile components to 13 countries, including the United States, Canada, the People’s Republic of China, Thailand and Brazil, where automobiles are manufactured by itself, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda also exports power product components to 8 countries, including the United States, Thailand, United Kingdom, France, India, Indonesia and Australia, where power products are manufactured by itself, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and parts related operations overseas

Honda provides its overseas operations, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Net Sales by Product Group and Region

Breakdown of Net Sales and Other Operating Revenue by Category of Activity

	Fiscal years ended March 31,
	2002	2003	2004
	(millions of yen)
Motorcycle Business	¥947,900	¥978,095	¥996,290
Automobile Business	5,929,742	6,440,094	6,592,024
Financial Services	201,906	237,958	242,696
Power Products and Other Businesses	282,890	315,352	331,590

Total	¥7,362,438	¥7,971,499	¥8,162,600

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Breakdown of Net Sales and Other Operating Revenue by Geographical Markets

	Fiscal years ended March 31,
	2002	2003	2004
	(millions of yen)
Japan	¥1,868,746	¥1,748,706	¥1,628,493
North America	4,147,927	4,567,926	4,542,930
Europe	563,552	661,961	770,110
Asia	470,836	645,526	801,611
Others	311,377	347,380	419,456

Total	¥7,362,438	¥7,971,499	¥8,162,600

Note:	The geographical breakdown is based on the location of affiliated and unaffiliated customers.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 45% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2004.

Honda does not have and does not anticipate having any difficulty in obtaining its required materials from suppliers and considers its contracts and business relations with suppliers to be satisfactory. The Company does not believe any of its domestic suppliers are substantially more dependent on foreign suppliers than are Japanese suppliers generally. However, it should be noted that Japanese industry in general is heavily dependent on foreign suppliers for substantially all of its raw materials.

Seasonality

Honda’s motorcycle and power product businesses have historically experienced some seasonality, however, this seasonality has generally not been material to our financial results.

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2002, The Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline vehicles effective from 2005. Emissions limits have been lowered by more than 50% from the current level. Detailed requirements and test methods are discussed below.

In October 2003, a new system for designation of low emission vehicles (“LEV”) was established based on these new emission limits. Under this new system vehicles are classified as three star if they produce emissions of less than 50% of the limit or four star if they produce emissions of less than 75% of the limit.

Additionally the Air Pollution Law was enacted in 2000 to strengthen emissions regulations in place in Japan. Under this Act, a low emissions vehicle designation system was created whereby preferential tax treatment is available for vehicles whose emissions levels are below those designated in the Act. In 2001, the Automobile NOx Law, targeting large city areas, was revised to include specified particulate materials.

The United States

Increasingly stringent emission regulations under the Clean Air Act have been enacted since the 1990s by the U.S. federal government. Under the Act, the Environmental Protection Agency in February 2000 adopted further more stringent vehicle emissions regulations applicable to passenger cars and light-duty trucks produced from model year 2004. Moreover, the new standard provides for gradual decreases in sulfur levels contained in fuel in the U.S. market.

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the “California Low Emission Vehicle Program” in 1990, aiming at establishing the strictest emission regulations in the world. In late 1998, CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (“LEV II”). These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, CARB approved modifications to the “Zero-Emission Vehicles”(“ZEV”) requirement under LEV II, permitting gasoline SULEVs (Super Ultra Low Emission Vehicle), hybrid vehicles (powered by gasoline engine and/or electric motor) and compressed natural gas (“CNG”) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development.

In April 2004, CARB finalized its “Zero-Emission Vehicles” requirements. Under these requirements, from the 2005 model year 6% of vehicles sold in California by a car manufacture must be Partial Zero Emission Vehicles (“PZEV”), which includes SULEVs with warranties covering through at least the sooner to occur of 15 years or 150,000 miles driven, 2% must be advanced technology PZEVs and 2% must be ZEVs. Required percentages will be gradually increased under the “Zero-Emission Vehicle” standards from the 2008 model year.

Europe

In 1999, the European Union adopted EURO3 and EURO4 as comprehensive emissions regulations for passenger vehicles and heavy and light commercial vehicles. EURO3 was implemented in 2000 and EURO4 is to be implemented in 2005. In each EU country, standards, such as those providing for preferential automobile tax treatment, have been established in respect of automobiles that comply with requirements prescribed in EURO4 and are offered for sale before its implementation. Honda has already introduced a considerable number of EURO4 models in advance of this implementation.

2. Fuel Economy / CO2

Japan

In 1998, amendment was made to the Law Concerning Rationalization of Energy Usage that established in Japan a fuel efficiency standard based on weight class. This standard will be tightened in 2005 for diesel-fueled automobiles. For gasoline automobiles, tighter standards, to be implemented in 2010, have also been established.

In light of the CO2 reduction targets promulgated in the Kyoto protocol, the Japanese government issued a fuel regulation for an interim ethanol blending limit (less than 5%) which became effective in 2003. The Japanese government intends to further increase this limit until the final target of 10% is achieved within a decade.

Ethanol blended fuel is a “Biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning any ethanol fuel produced with biomass resources (such as plants or wood) are not counted toward CO2 emissions under the Kyoto protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been 27.5 miles per gallon since 1990, and for light trucks it has been 20.7 miles per gallon since 1996. Passenger cars are divided into the following two categories: “Domestic” and “Import”, and credits earned in one category may not be applied to another.

Taking into consideration that the National Academy of Science (“NAS”) encouraged improving fuel economy in its Study Report issued in July 2001 and that both the U.S. Senate and the House of Representatives have had heated discussions on raising the CAFE standards, it appears that regulations requiring even greater fuel economy in the United States are likely.

In 2003, the National Highway Traffic Safety Administration (“NHTSA”) issued a new standard for model year 2005-2007 light trucks. The new rule will raise the current standard of 20.7 miles per gallon by 1.5 miles per gallon over the next three years, as follows: 21.0 miles per gallon for model year 2005, 21.6 miles per gallon for model year 2006, and 22.2 miles per gallon for model year 2007. In December 2003, NHTSA proposed to amend the structure of application of the CAFE standards and requested comments from the public.

Europe

In early 1999, the European Union reached a voluntary agreement with the European Automotive Manufacturers Association for the establishment of an average emissions target of 140 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2008. The Japan Automobile Manufacturers Association (“JAMA”) and the Korean Automobile Manufacturers Association also reached a similar voluntary agreement with the European Union targeting implementation in 2009. In 2003, in an interim review, the emissions reduction efforts made by these associations were reviewed and the possibility of setting a more stringent target of above 140 grams is now being discussed.

The EU also recommends use of biomass fuel blends.

3. Recycling / End-of-Life Vehicles (“ELV”)

Japan

Japan enacted the Automobile Recycling Law in July 2002, which requires manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (“ELV”), effective from January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars. Detailed regulations relating to actual implementation were issued in July 2003. With respect to the recycling of fluorocarbons, regulations took effect under the Fluorocarbons Recovery and Destruction Law in October 2002. Under these regulations, the fluorocarbons derived from ELVs must be collected by the manufacturer for destruction. The last owners of vehicles must purchase tickets toward the fluorocarbon processing costs.

Europe

In September 2000, the European Union approved a directive that requires its member states to promulgate regulations implementing the following by April 21, 2002:

•	Manufacturers must be financially responsible for taking back end-of-life vehicles offered for sale after July 1, 2002 and for their dismantling and recycling. Beginning on January 1, 2007, all vehicles offered for sale in the European Union before July 1, 2002 must also be included.

•	Manufacturers must not use specified hazardous materials in vehicles offered for sale in the European Union after July 2003; and

•	95% of vehicle parts sold in the European Union as of a specified date, which will be designated in a future directive, must be re-usable and recoverable.

4. Safety

Japan

Japanese safety regulations currently require manufacturers to equip their vehicles with safety features sufficient to assure passenger safety for both head-on collisions (based on the “full wrap” test) and side impact collisions (based on the European test of passenger protection) occurring at speeds of up to 50 kilometers per hour. The introduction of European offset tests and laws based on the International Harmonization Research Activity (“IHRA”) testing method are currently being considered.

The Ministry of Land, Infrastructure and Transport issued driving vision and pedestrian head protection standards. The driving visibility standards were issued in July 2003. In April in 2004, the world’s first pedestrian head protection standard was issued.

The United States

The Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD Act”) was enacted in the United States on November 1, 2000. The TREAD Act required the NHTSA to upgrade federal motor vehicle safety standards relating to tires based on a vehicle test that takes into account the rollover propensity of vehicles. The TREAD Act also required the NHTSA to reinforce the existing recall system and current safety standards. Items to be reinforced in the recall system included reporting obligations to the NHTSA in respect of recalls in foreign countries (overseas recall reporting requirements), for which regulations took effect in November 2002, and regulatory reporting of various manufacturers’ information to specify defects at earlier stages (early warning reporting requirements), for which regulations took effect in July 2003. Safety standards, under the TREAD Act included the imposition of tire pressure monitoring system installation obligations, regulations for which were finalized in June 2002 but vacated in November, 2003 by a court decision. These regulations are now being reviewed by NHTSA. Safety standards under the TREAD Act also included an assessment method for active rollover (finalized in October 2003), a testing method for child restraining equipment (finalized in October 2003) and tire standards (finalized in June 2003). The Act also substantially increased the NHTSA’s authority to impose civil penalties for noncompliance with regulatory requirements and specified possible criminal penalties for violations of the federal Fraud and False Statements Act.

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including a final rule specifying performance requirements for advanced airbag systems. The rule imposed a new test method with stringent new injury criteria and set forth a phase-in compliance schedule mandating that 20% of all vehicles produced by a manufacturer meet the new safety standard by 2003, 65% by 2004, and 100% by 2005.

In 2003, NHTSA also issued various motor vehicle safety standards, including a final rule specifying enhanced fuel system integrity requirements. For example, the rule changes the test method for rear crash impact from a full-lap 50km/h test to an offset 80km/h test, and sets forth a phase-in compliance schedule mandating that 40% of all vehicles produced by a manufacturer meet the new safety standard by 2006, 70% by 2007, and 100% by 2008.

In December 2003, vehicle manufacturers, including us, presented to public a statement on crash vehicle compatibility, “ENHANCING VEHICLE—TO—VEHICLE CRASH COMPATIBILITY: A Set of Commitments for Progress by Automobile Manufacturers.” This report describes the recommended performance criteria and research plans developed by an international group of safety experts for enhancing vehicle-to-vehicle crash compatibility in front-to-front and front-to-side crashes. By September 1, 2007, at least 50% of all vehicles offered in the U.S. by participating manufacturers will meet the front-to-side performance criteria, and by September 2009, 100% of the vehicles of participating manufacturers will meet the criteria. For the front-to-front criteria, 100% of the vehicles of participating manufacturers will meet the criteria by September 2009, with no interim goals set. We are a participating manufacturer and intend to meet these voluntary standards.

Europe

The European Commission and automobile industry associations have reached a negotiated agreement on pedestrian protection requirements. As a first step toward implementation of new requirements pursuant to this agreement, work has been done toward a prohibition on automobile manufacturers supplying rigid bull bars and improvement of the rate of anti-lock brake systems installed since the end of last year.

The European Commission issued the regulation and technical prescription for pedestrian protection. The regulation required M1 (Passenger vehicles up to 9 passengers) and N1 (Light commercial vehicles with gross vehicle weight up to 3.5t) vehicles to meet standards for the protection of pedestrians in the event of a collision with the front of a motor vehicle.

The regulation consists of Phase 1, to be effective October 1, 2005 for new types of vehicles and December 31, 2012 for all vehicles, and Phase 2, to be effective September 1, 2010 for new types of vehicles and September 1, 2015 for all vehicles.

In early 2004, The European Commission issued a revised regulation relating to indirect vision to reduce “blind spots” on motor vehicles, which are side and rear areas not visable to the driver via side or rear-view mirrors. The regulation is effective January 29, 2006 for new types of vehicles and January 29, 2010 for all vehicles.

Additionally, the European Commission has established a project called “eSafety” aiming at cutting road fatalities in half by 2010. The project focuses on road accident prevention. To achieve this target, such issues as the introduction of new features on automobiles are being discussed.

5. New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by automobile manufacturers are conducted in countries such as the United States, Japan, Australia and the EU. The principal items assessed in these programs are passenger protection and braking power, which are typically assessed with stricter standards or criteria than those required by statute. Introduction of a pedestrian protection safety assessment NCAP was decided in Japan, implemented from mid 2003. The assessment results were released in April 2004.

In the United States, NHTSA issued a final protocol for new rollover resistance assessments, using combined static and dynamic assessment methods. This protocol was issued in October 2003 under the TREAD Act, and the results of the assessments were released in January 2004.

A passive safety performance evaluation NCAP has been implemented worldwide. However, in Europe, an environmental NCAP (ECO-TEST) featuring performance for emission and CO2, commissioned by FIA (the International Automobile Federation), has also been implemented, effective in April 2003.

Outline of Environmental and Safety Regulation for Motorcycles

Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydro-carbon levels and durability, are stricter than the current European regulations, namely the EURO1 regulations. The Central Environment Council in the Ministry of Environment is expected to soon issue a final report on targets for fiscal year 2006. The target level is expected to be similar to those under the EURO3 standards.

The United States

Emissions regulations regarding off-road motorcycles and ATV’s will be introduced in 2006. In addition, the EPA adopted the current California emissions standards regarding on-road motorcycles on a national basis two years behind the schedule of California. The new regulations include fuel permeation requirements rather than traditional evaporative emission standards.

Europe

The EU maintains emissions regulations (EURO1) for motorcycles, as well as the “Motor Cycle (& Moped)-Whole Vehicle Type Approval”, a uniform certification system for two or three-wheeled motor vehicles.

The EURO2 regulations, which regulate emissions by engine displacement class, will be introduced in 2003, and EURO3, which will be most stringent standard for motorcycles, will be implemented in 2006.

Other Regions

Other countries, mainly in Asia, have advanced the implementation of tighter emissions regulations based on European regulations.

In Thailand, a forth stage of emissions control which is stricter than EURO1 has been implemented. A fifth stage of emissions control, which is generally equivalent to or stricter than EURO-2, will be implemented from July of this year.

In China, EURO1-equivalent regulations were introduced in 2003 and EURO2-equivalent regulations will be introduced in 2004. In India, regulations based on Indian authorities’ own test method are in effect and further regulations are to be enacted in 2005.

In Brazil, EURO1-equivalent regulations have been in effect from the beginning of this year. EURO2-equivalent regulations will be implemented from the beginning of 2005.

Outline of Environmental and Safety Regulation for Power Products

Emissions

The United States

The U.S. federal government enacted new engine emissions regulations applicable to model year 1997 small non-road engines. These regulations are also applicable to engines in use from model year 2001. With respect to marine engines, emissions regulations for outboard engines and personal watercraft were implemented for model year 1998 products and will continue to be gradually strengthened every year until model year 2006, under current plans.

In 1995 the State of California enacted new engine emissions regulations for small non-road engines. The State is now gradually shifting its focus on emissions regulations for engines in use manufactured in model year 2000 and beyond. The State is planning to introduce tighter tail-pipe emissions standards and to add requirements for evaporative emissions from small non-road engines from model year 2005. With respect to marine engines, the State enacted emissions regulations for model year 2001 outboard engines and personal watercraft that are equivalent to the U.S. federal government’s model year 2006 regulations, and strengthened these regulations in model year 2004. The State plans to further strengthen the regulations for these products in model year 2008.

Canada

The Canadian federal government will introduce emissions regulations generally equivalent to U.S. EPA regulations for small non-road engines from model year 2005, with some exceptions, such as the EPA production line testing requirements and quarterly reporting requirements which will not be enacted in Canada.

Europe

Emissions regulations regarding diesel non-road mobile machinery have been in place in the European Union. The EU has introduced regulations controlling gasoline engines from 2004 based on the contents of the current EPA regulations in the United States and will introduce emissions regulations targeting outboard engines and personal watercraft from 2005. In addition, with respect to marine engines, emissions regulations have been implemented since 1993 in Bodensee, which is located between Switzerland, Germany and Austria.

C. Organizational Structure

As of March 31, 2004, the Company had 132 Japanese subsidiaries and 185 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries the country of incorporation, function and percentage ownership and voting interest held by Honda.

Name of Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yutaka Giken Co., Ltd.	Japan	Manufacturing	69.7
Honda Foundry Co., Ltd.	Japan	Manufacturing	82.1
Honda Lock Mfg. Co., Ltd.	Japan	Manufacturing	100.0
Asama Giken Co., Ltd.	Japan	Manufacturing	77.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
Suzuka Circuitland Co., Ltd.	Japan	Other (Leisure)	86.0
Honda Trading Corp.	Japan	Other (Trading)	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Operation of Subsidiaries	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corp.	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America Inc.	U.S.A.	Manufacturing	100.0
Celina Aluminum Precision Technology Inc.	U.S.A.	Manufacturing	100.0
Honda Power Equipment Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0

Name of Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Cardington Yutaka Technologies Inc.	U.S.A.	Manufacturing	100.0
Honda of South Carolina Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda Trading America Corp.	U.S.A.	Other (Trading)	100.0
Honda Engineering North America, Inc.	U.S.A.	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Europe N.V.	Belgium	Sales	100.0
Honda Motor Europe Ltd.	U.K.	Coordination of Operation of Subsidiaries and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc.	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Europe Power Equipment S.A.	France	Manufacturing and Sales	100.0
Honda Motor Europe (North) G.m.b.H.	Germany	Sales	100.0
Honda Bank G.m.b.H.	Germany	Finance	100.0
Honda R&D Europe (Deutschland) G.m.b.H.	Germany	Research & Development	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Montesa Honda S.A.	Spain	Manufacturing and Sales	88.1
Honda Automobile (China) Co., Ltd	China	Manufacturing	65.0
Honda Motorcycle and Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Siel Cars India Ltd.	India	Manufacturing and Sales	99.9
P.T.Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia SDN BHD	Malaysia	Manufacturing and Sales	51.0
Honda Atlas Cars (Pakistan) Ltd.	Pakistan	Manufacturing and Sales	51.0
Honda Philippines, Inc.	Philippines	Manufacturing and Sales	99.6
Honda Cars Philippines, Inc.	Philippines	Manufacturing and Sales	54.2
Honda Taiwan Co., Ltd	Taiwan	Manufacturing and Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Operation of Subsidiaries and Sales	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	91.4
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Operation of Subsidiaries (Holding company)	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Componentes da Amazonia Ltda.	Brazil	Manufacturing	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty., Ltd.	Australia	Sales	100.0
Honda New Zealand Ltd.	New Zealand	Sales	100.0

D. Property, Plants and Equipment

Honda’s manufacturing operations are principally conducted in 31 separate factories, five of which are located in Japan. The following table sets out information, as of March 31, 2004, with respect to Honda’s principal manufacturing facilities, all of which are owned by the Company:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,360	Automobiles
Takanezawa-cho, Tochigi, Japan	787	Automobiles
Hamamatsu, Shizuoka, Japan	3,564	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	7,221	Automobiles
Ohzu-machi, Kumamoto, Japan	2,825	Motorcycles, power products and engines
Marysville, Ohio, U.S.A.	7,935	Motorcycles, automobiles and all-terrain vehicles
Anna, Ohio, U.S.A.	2,713	Engines
East Liberty, Ohio, U.S.A.	2,487	Automobiles
Lincoln, Alabama, U.S.A.	3,151	Automobiles
Swepsonville, North Carolina, U.S.A.	472	Power products
Timmonsville, South Carolina, U.S.A.	1,529	All-terrain vehicles
Alliston, Ontario, Canada	4,531	Automobiles
El Salto, Mexico	1,350	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,733	Automobiles and engines
Ormes, France	174	Power products
Atessa, Italy	666	Motorcycles, power products and engines
Barcelona, Spain	277	Motorcycles
Greater Noida, India	844	Automobiles
Gurgaon, India	1,641	Motorcycles
Karawang, Indonesia	849	Automobiles
Alor Gajah, Malaysia	743	Automobiles
Lahore, Pakistan	331	Automobiles
Manila, Philippines	513	Motorcycles and power products
Laguna, Philippines	914	Automobiles
Pingtung, Taiwan	968	Automobiles
Ayutthaya, Thailand	1,867	Automobiles
Bangkok, Thailand	2,407	Motorcycles and power products
Vinhphuc, Vietnam	908	Motorcycles
Sumare, Brazil	1,026	Automobiles
Manaus, Brazil	5,133	Motorcycles and power products
Gebze, Turkey	449	Automobiles

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

As of March 31, 2004, the Company’s property, with a net book value of approximately ¥11.4 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Manufacturing-related expenditures in fiscal 2004 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥287.7 billion, down ¥29.2 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	(Millions of yen)
	2003	2004
Motorcycle Business	¥37,496	¥35,041
Automobile Business	270,263	240,416
Financial Services	646	430
Power Products and Other Businesses	8,586	11,854
Total	¥316,991	¥287,741

In the motorcycle business, we invested ¥35.0 billion to upgrade, modernize and rationalize various facilities in the fiscal year ended March 31, 2004. This included investments in reforming our production organization.

In the automobile business, we made capital investments associated with introducing new models and reforming our production organization. We also constructed a second production line at Honda Manufacturing of Alabama, LLC, where we manufacture finished vehicles and engines. Capital investments in this segment totaled ¥240.4 billion in the fiscal year ended March 31, 2004.

In the financial services segment, capital expenditures amounted to ¥0.4 billion in the fiscal year ended March 31, 2004. Capital investments in power products and other businesses, totaling ¥11.8 billion in the fiscal year ended March 31, 2004 were deployed to upgrade and modernize manufacturing facilities for power products and renovate facilities related to motor sports.

The Company did not sell or dispose of any major facilities in the fiscal year ended March 31, 2004.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Executive Summary

In fiscal 2004, ended March 31, 2004, the U.S. economy showed signs of recovery, while Asian economies (excluding Japan) generally continued posting solid growth, especially in the latter half of the year. However, the economies of major European nations remained generally weak. Meanwhile, the Japanese economy, despite sluggish personal spending, moved into a moderate recovery mode, boosted by increased exports, increased corporate capital expenditures and other factors.

During the year under review, Honda sold 9,206,000 motorcycles, 2,983,000 automobiles and 5,047,000 power products, representing new records for Honda in each category. Consolidated net sales also reached a record high for Honda as a result of revenue gains in all business segments. However, operating income declined due primarily to the effects of a weakening U.S. dollar against the yen. Nevertheless income before income taxes and equity in income of affiliates, as well as net income, all increased to record highs for Honda.

Our basic philosophy is that by manufacturing products close to our customers, we can address customer needs more quickly and flexibly and thus achieve efficient and effective operations. For instance, approximately

80% of all Honda automobiles sold in the United States are produced in North America. Meanwhile Honda has operations in various other regions of the world. By effectively utilizing our resources in those regions, we are pursuing what we call our “Made by Global Honda” strategy, in which we target further increases in customer satisfaction by broadening our product lineup while maximizing production efficiency and cost-competitiveness.

In the year under review, we expanded our global network in a number of ways. For example, we established a parts subsidiary in Asia, which has started exporting to other parts of Asia as well as Europe. We also increased exports of automobiles from Europe to North America.

Although the U.S. economy is expected to remain in recovery mode, we are concerned about a potential slowdown in personal expenditures in the United States in the second half of 2004. Meanwhile, we anticipate that economies in Asia and elsewhere will generally show solid growth. Nevertheless, the business outlook remains difficult to predict, due to such uncertainties as the world political situation and currency exchange rates. In Japan, competition is expected to further intensify, due to languishing personal spending and other factors.

Under such an environment, we reinforce our ability to swiftly and flexibly address changes in customer and societal needs and the business environment. Also, to improve the competitiveness of our products, we will strengthen our research and development and production capabilities and upgrade our sales capabilities. We also further enhance product quality and target initiatives to improve safety and protect the environment.

Overview

	Years ended March 31, (Millions of yen)					U.S. dollars (millions)
	2000	2001	2002	2003	2004	2004
Income statement data:
Net sales and other operating revenue	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	$77,232
Operating income	418,639	401,438	661,202	724,527	600,144	5,678
Income before income taxes and equity in income of affiliates	416,063	384,976	551,342	609,755	641,927	6,073
Equity in income of affiliates	16,786	25,704	42,515	61,972	75,151	711
Net income	262,415	232,241	362,707	426,662	464,338	4,393
Research and development	334,036	352,829	395,176	436,863	448,967	4,248
Depreciation	172,139	170,342	194,944	220,874	213,445	2,020
Capital expenditures	222,891	285,687	303,424	316,991	287,741	2,722

Honda’s consolidated net sales and other operating revenue for fiscal 2004, ended March 31, 2004, amounted to ¥8,162.6 billion, up 2.4% from the previous fiscal year.

Operating income amounted to ¥600.1 billion, which was a decrease by 17.2% from the previous fiscal year. Although there were positive impacts from increased sales and cost cutting efforts, weakened U.S. dollar against the yen and an increase of selling, general and administrative expenses (SG&A) contributed to this decline.

MOTORCYCLE BUSINESS

Japan

In Japan, unit sales declined 6.7%, to 403,000 units. Sales of mini-sized motorcycles (126cc–250cc) were solid, supported by strong sales of scooters, as were second-class motor-driven cycles (51cc–125cc), which benefited from robust demand from large-scale corporate users. However, sales of 50cc and smaller models slowed following the initial popularity of newly released, low-priced scooters, as well as generally declining demand in the second half of the fiscal year. Sales of small-sized motorcycles (over 250cc) also declined, due to falling demand.

With respect to mini-sized and small-sized motorcycle models, one of the year’s highlights was the strong performance of the Fusion, following a full model change at the end of the previous fiscal year. During the fiscal year, we upgraded our lineup with the introduction of the Forza Type X. We also released the XR250 Motard, as well as the CBR600RR, which features advanced technologies of RC211V incorporated in high-performance Moto GP racing motorcycles.

Seeking to take advantage of the success of the Today scooter, we began sales of two new Chinese-made scooters—Spacy 100 and Dio—that are fully equipped with a wide range of features, including advanced environmental technologies.

In February 2004, we began sales of the Smart Dio Z4, which incorporates, the world’s first electronic fuel injection system (Honda Programmed Fuel Injection System, or PGM-FI) for four-stroke 50cc motorcycles. In these ways, we worked to upgrade our lineup of attractive models with high-value-added leisure features that appeal to the needs of commuters for competitive pricing.

North America

In North America, unit sales rose 7.5%, to 656,000 units.

New products launched in fiscal 2004 included the Valkyrie Rune, a flagship custom bike with attractive styling, as well as the CBR600RR, VTX1300C and CRF250R. Healthy sales of the XR/CRF series and other models, such as the CRF450F, and Brazilian-made CRF230F and CRF150F, led to an 11.1% increase in sales of motorcycles, to 360,000 units. In June 2003, we commenced sales of the Four Trax Rancher AT, a 400cc ATV fitted with Honda’s original automatic transmission, and in January 2004 we began sales of the TRX450R, a flagship sports ATV. Despite slow sales during the first half of the fiscal year, the launch of these new models and relatively intensive marketing and competitive pricing in the second half of the year resulted in higher overall sales. Consequently, unit sales of ATV and personal watercraft for the year rose 3.5%, to 296,000 units.

Europe

In Europe, unit sales declined 2.0%, to 299,000 units.

We began importing and selling the Indian-made Lead scooter and the Brazilian-made XR125L, appropriate for both on- and off-road use. Both models sold well in Europe. In the second half of the year, we released CBR1000RR, the Italian-made CBF600 and the Thai-made CBR125R, and each of these motorcycle models recorded steady sales. The CBR600RR, one of our mainstay products, was the best selling motorcycle by unit sales in the super sports bike category. In Germany, the CBF600 and the CBR125R were the first and second best selling motorcycles, respectively, by new registrations for the first three months of calendar 2004 in their particular categories.

Asia

In the Asian region, demand for motorcycles as a principal means of transportation has continued to grow. Total unit sales of motorcycles and motorcycle parts sold by Honda to its affiliates in the region jumped 18.0%, to nearly 7,017,000 units.

By country, sales in Thailand rose 24.4%, to nearly 1,307,000 units. This was due to continued healthy sales of the popular Wave100, as well as of the affordable WaveZ, and the Wave125, featuring a PGM-FI that delivers both low fuel consumption and low-toxicity gas emissions.

P.T. Astra Honda Motors, an affiliate in Indonesia, recorded strong sales of the mainstay Supra, and in October 2003 began sales of the affordable Supra Fit. Local sales by Astra Honda Motors in calendar 2003 totaled 1,576,000 units.

In India, we experienced healthy sales of the top-selling Splendor, made by our affiliate Hero Honda Motors Ltd. (HHML). HHML also launched the CD Dawn, a 100cc sports bike. Honda Motorcycle & Scooter India (Private) Ltd. (HMSI), a subsidiary, launched the Eterno, a sleek 150cc geared scooter with attractive styling and low fuel consumption. Unit sales for both companies rose 29.5%, to 2,346,000 units.

In China, Sundiro Honda Motorcycle Co., Ltd., one of our affiliates in China, recorded healthy sales of the Wave and another affiliate, Jialing-Honda Motor Co., Ltd. began sales of the CB125X, a sports bike with a sharp design that sold well during calendar 2003. Unit sales of three affiliates, including Wuyang-Honda Motors (Guangzhou) Co., Ltd. for calendar 2003 rose 23.3%, to nearly 1,136,000 units.

Other regions

In other regions—covering Latin America, the Middle East, Africa and Oceania—unit sales grew 5.9%, to 831,000 units.

In Brazil, where the motorcycle market has continued to grow steadily, we began sales of the CG150 Titan in February 2004. This was the first full-model change since the CG125 series was introduced more than four years earlier. Sales for the CG150 Titan have been strong.

AUTOMOBILE BUSINESS

Japan

Total domestic automobile demand in Japan remained largely unchanged, at 5,880,000 units in fiscal 2004.

Honda’s unit sales in Japan declined 15.7%, to 716,000 units. Despite a decline in sales of some models, including the Fit subcompact, which has now been on the market for two years in Japan, we experienced strong sales of the Life mini-vehicle and the Odyssey minivan, each of which underwent a full model change.

New products for which we began sales in Japan included the Element light truck, which was developed and produced in the United States and imported to Japan as part of our “Made by Global Honda” strategy. We also launched the new Inspire, featuring the newly developed, V6 3.0L i-VTEC engine equipped with Variable Cylinder Management (VCM), as well as the world’s first Collision Mitigation Brake System (CMS).

In September 2003, we completed a full model change of the Life mini-vehicle, providing a functional trendy design and enhanced safety and environmental performance by incorporating advanced compatibility engineering body for improved crash safety, as well as offering the best fuel economy in its class. In October, we began sales of the new Odyssey. Adopting a newly developed low-floor platform, it combines both spaciousness and performance level. For two consecutive months from December 2003, the new Odyssey was the best selling vehicle in Japan in monthly vehicle registrations.

By strengthening our performance in the minivan segment, we are improving the range of models available, and in turn steadily increasing unit prices.

North America

In calendar 2003, automobile demand in the United States remained at historically high levels, totaling more than 16.68 million units.

Honda maintained high sales volume for the mainstay Accord in the passenger car segment. Also, the Acura TSX, a newly released sports sedan, as well as the Acura TL luxury performance sedan, which underwent a full model change in October 2003, experienced strong sales. Demand for light truck models in North America continues to increase, and Honda’s sales of light trucks, notably the Element, Pilot and Acura MDX, also increased significantly.

As a result, overall sales in North America increased 2.4%, to 1,558,000 units, record for Honda, despite a downturn in the Canadian market.

In 1982, Honda began manufacturing the Accord at its plant in Marysville, Ohio, becoming the first Japanese automobile manufacturer to establish local production of passenger cars in the United States. Since then, we have steadily expanded our production capacity with the addition of auto plants in Alliston, Canada in 1986, East Liberty, Ohio in 1989 and Lincoln, Alabama in 2001. We now have a very high local production ratio in North America, with approximately 80% of Honda automobiles sold in the United States made locally.

In April 2004, we completed the second production line at our Alabama plant, beginning with production of the popular Pilot SUV. As a result, we now have an annual production capacity in North America of 1,400,000 units.

Europe

In Europe, overall automobile demand remained almost unchanged, at 16.5 million units in calendar 2003. Nevertheless, Honda’s unit sales jumped 11.6%, to 231,000 units. This was due mainly to an approximately 100% increase in sales of the Accord series, boosted by the commencement of sales of the Accord Tourer in April 2003, as well as steady demand for our mainstay Civic models and the Jazz, which has sold steadily since its launch.

Demand for diesel-powered automobiles continued to grow in Europe. Following the success of the diesel-powered Civic, which was introduced in 2002, we began sales of a new Accord model at the end of calendar 2003 equipped with the first Honda-made i -CTDi diesel engine. Sales of the diesel-powered Accord, which combines engine quietness and excellent fuel efficiency with high performance, greatly boosted sales in fiscal year ended March 31, 2004.

Asia

Our automobile business in Asia expanded substantially in the year under review. Unit sales of automobiles and automobile parts sold by Honda to the affiliates increased 66.3% to 341,000 units.

In China, the passenger car market continued to expand, with sales of more than two million vehicles recorded during calendar 2003. Guangzhou Honda, an affiliate recorded healthy sales of the Accord and the Odyssey, and also began sales of the Fit Saloon subcompact in September 2003. As a result, unit sales rose 98.1% to 117,000 units. To meet rapidly growing demand, Guangzhou Honda doubled its annual production capacity from 120,000 units to 240,000 units in February 2004.

Following its successful launch in Thailand, we began sales of the all-new City in Indonesia, Malaysia, the Philippines, Pakistan and India, starting in April 2003. In the ASEAN region, sales rose 47.3%, to 190,000 units, due largely to the launch of the Jazz subcompact in November 2003.

We raised the annual production capacity of our Thailand plant from 70,000 units to 120,000 units. In August 2003, we began production of manual transmissions in the Philippines, and in the following month we started making automatic transmissions in Indonesia. Both plants are now shipping products to the Europe and Asian regions, as part of our “Made by Global Honda” strategy.

Other regions

Unit sales in other regions grew 30.5%, to 137,000 units, mainly due to increased sales in Brazil, Turkey and the Gulf States.

In Brazil, we began production and sales of the Fit subcompact, our second locally made model after the Civic, in April 2003.

POWER PRODUCTS AND OTHER BUSINESSES

In fiscal 2004, unit sales of power products rose 10.1%, to 5,047,000 units, due largely to increased sales of general-purpose engines, mainly in North America.

In Japan, unit sales of power products grew 1.1%, to 477,000 units. In North America, unit sales increased 26.2%, to 2,363,000 units, as the result of healthy demand for lawnmowers, as well as general-purpose engines. Unit sales in Europe decreased 2.2%, to 1,261,000 units. Unit sales in Asia decreased 5.8%, to 619,000 units. In other regions, unit sales increased 11.6%, to 327,000 units.

During fiscal 2004, the Salad mini-tiller, introduced in fiscal 2003, continued to record steady sales. We also introduced the BF135/BF150 series of four-stroke outboard engines, which achieve relatively low emission levels and excellent operating performance through Honda’s advanced technologies, on a worldwide basis. Further, in Japan and Europe we began sales of the UMK435 trimmer equipped with the new GX35, a 360-degree-inclinable, four-stroke general-purpose engine that has excellent environmental performance. In North America and Europe, we began sales of high performance 4-stroke engines, the GSV160A/GSV190A series. In India, we began production and sales of the low noise portable EXK2800/EXK2800S generators, which meet the strictest noise regulations in the world.

As described in Note (1) (r) to our consolidated financial statements, because certain reclassifications have been made to our prior year consolidated financial statements for the fiscal years ended March 31, 2002 and 2003, to conform to the presentation used for the fiscal year ended March 31, 2004, the operating results analysis in this annual report compared to the previous fiscal year is based on these reclassified consolidated statements of income.

Application of Critical Accounting Policies

Critical accounting policies are those that require the application of our most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period, would have had a material impact on the presentation of our financial condition and results of operations. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in note 1 to the consolidated financial statements. We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our product for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sales and other factors. Our warranty expense accruals are costs for general warranties on products we sell, product recalls and service actions outside the general warranties. We provide for estimated warranty expenses at the time products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. As the manufacturing suppliers typically warrant these parts, expected receivables from warranties of these suppliers are deducted from our estimates of warranty expense accruals.

We believe that the accounting estimate related to warranty expense accruals is a “critical accounting estimate” because changes in it can materially affect net income, and it requires us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty expense accruals to determine their adequacy. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expense.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

Allowance for Credit Losses

Our finance subsidiaries provide wholesale financing to dealers and retail lending and direct financing leases to customers mainly in order to support sales of our products principally in North America. We classify the receivables derived from those services as finance subsidiaries-receivables.

An allowance for credit losses is maintained to cover estimated losses on finance subsidiaries-receivables. To determine the overall allowance amount, receivables are segmented into pools with common characteristics such as product and collateral types. For each of these pools, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates and scale and composition of the portfolio, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures.

We believe that the accounting estimate related to allowance for credit losses is a “critical accounting estimate” because it requires us to make assumptions about inherently uncertain items including future economic trends, quality of finance subsidiaries-receivables and other factors.

We review the adequacy of the allowance for credit losses, and the allowance for credit losses is maintained at an amount that we deem sufficient to cover the estimated credit losses on our owned portfolio of finance receivables.

Actual losses may differ from original estimate as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have an effect on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2004 in our North America portfolio, the provision for fiscal 2004 and the allowance balance at the end of fiscal 2004 would have increased by approximately ¥4.1 and ¥2.4 billion, respectively. Note that these sensitivities may be asymmetric, and are specific to the base condition in fiscal 2004.

Additional narrative of the Change in provision for credit loss as below

The following table shows information related to our credit loss experience in our North America portfolio:

			(Billions of yen)
	2002	2003	2004
Charge-offs (net of recoveries)	7.4	13.2	16.2
Provision for credit losses	13.3	21.9	28.8
Allowance for credit losses	11.6	16.6	23.7
Ending receivable balance	2,500.6	3,051.0	3,301.5
Average receivable balance	2,075.8	2,692.0	3,201.0
Charge-offs as a % of average receivable balance	0.36%	0.49%	0.51%
Allowance as a % of ending receivable balance	0.47%	0.55%	0.72%

Fiscal Year 2004 Compared with Fiscal Year 2003

Net charge-offs in our North America portfolio increased by ¥3.0 billion, or 23%, primarily due to the increase in the size of our owned portfolio of finance receivables, continued economic weakness contributing to increased customer defaults, and continued weakness in used car markets reducing recoveries from sales of repossessed vehicles.

However, charge-offs as a percentage of average receivables remained consistent with the previous fiscal year, increasing by only 0.02%.

This can be attributed to the growth in receivables in the current fiscal year, which reduced this percentage.

The provision for credit losses in our North America portfolio increased by ¥6.8 billion, or 31%, due to increased charge-offs and the increase in the allowance balance.

The allowance in our North America portfolio was increased by ¥7.0 billion, or 42%, primarily due to an increase in Finance receivables, as well as an increase in our estimate of probable credit losses in the portfolio.

We expect charge-offs to increase due recent growth in new loan contracts.

Historically, the majority of customer defaults occur when loans are between one-half to one year old. As a result of recent growth in new loan contracts, charge-offs were estimated to increase accordingly in one-half to one year. Therefore, we estimated the allowance as a percentage of the amount of receivables as of March 31, 2004 to be 0.72%, which was 0.17% higher than for the fiscal year ended March 31, 2003.

Fiscal Year 2003 Compared with Fiscal Year 2002

Net charge-offs in our North America portfolio increased by ¥5.7 billion, or 77%.

The significant increase in charge-offs was due primarily to an increase in contract over the prior fiscal year, the weakening economy, and weakness in used car markets. However, charge-offs as a percentage of average finance receivables increased by 0.13% (from 0.36% to 0.49%).

This can be attributed to the growth in finance receivables in fiscal 2003, which reduced this percentage.

The provision for credit losses increased by ¥8.6 billion, or 65%, and the allowance increased by ¥5.0 billion, or 43%, due to an increase in finance receivables, increased charge-offs, and an increase in our estimate of probable credit losses in the portfolio.

Allowance for Losses on Lease Residual Values

End-customers of vehicles leased under a direct financing lease typically have an option to buy the leased vehicle from the car dealership (dealer) for the estimated residual value of the vehicle or to return the leased vehicle to the dealer at the end of the lease term. Likewise, dealers have the option to return the vehicle to our finance subsidiaries or to buy the leased vehicle at the end of the lease term from our finance subsidiaries.

The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease and the residual value estimated at the time of inception of the lease.

Our finance subsidiaries initially determine the residual value of the leased vehicle by using our estimation of future used vehicle values, which take into consideration data gathered from third parties. Our finance subsidiaries recognize a loss on the excess of the actual residual value over the fair market value of a returned vehicle when the leased vehicle is returned to the finance subsidiary at the end of the lease term. Our finance subsidiaries purchase insurance to cover a portion of the estimated residual value at the end of the lease term of vehicles leased to customers under direct financing leases. An allowance for expected losses on lease residual values is maintained to cover estimated losses on the uninsured portion of the vehicles’ residual values.

We project two important components of losses in determining our allowance for losses on lease residual values : expected frequency of returns, or the percentage of leased vehicles we expect to be returned by customers at the end of the lease term, and expected loss severity, or the expected difference between the residual value and the amount we receive through sales of returned vehicles plus proceeds from insurance. We estimate losses on lease residual values by evaluating several different factors, including trends in historical and projected used vehicle values and general economic measures.

We believe that the accounting estimate related to allowance for losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values.

The allowance is maintained at an amount we deem adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. Evaluating the adequacy of the allowance requires us to make assumptions of inherently uncertain factors, including changes in economic conditions. As a result, actual losses incurred may differ from original estimates.

If future auction values for all Honda and Acura vehicles in our US lease portfolio as of March 31, 2004, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase of our allowance for losses on residual value by about ¥1.6 billion, which would be charged to our provision for losses on residual values in the current year.

Similarly, if future return rates for our existing portfolio of Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be to increase our allowance for losses on residual values by about ¥0.4 billion, which would be charged to our provision for losses on residual values in the current year.

Note that these sensitivities may be asymmetric, and are specific to the base conditions in fiscal 2004.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including discount rate, rate of salary increase and expected long-term rate of return on plan assets. The discount rate and expected long-term rate of return on plan assets are determined based on our evaluation of current market conditions including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase as of March 31, 2004 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2004 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2004 were 5.8-6.8% and 4.3-6.7%, respectively, and our assumed expected long-term rate of return for fiscal 2004 was 6.8-8.5% for foreign plans.

We believe that the accounting estimates related to our pension plans are “critical accounting estimates” because changes in these estimates can materially affect our financial condition and results of operations.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in future periods.

We believe that the assumptions used are appropriate. However, differences in actual experience or changes in assumptions could affect our pension costs and obligations, including our cash requirements to fund such obligations.

The following table shows the effect on our funded status, equity and pension expense from a 0.5% change in the assumed discount rate and the expected long-term rate of return.

Japanese Plans	(Billions of yen)

Assumptions	Percentage Point Change(%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-137.6/+157.2	+69.3/-77.3	-8.4/+11.9
Expected long-term rate of return	+0.5/-0.5	—	—	-4.0/+4.0

Foreign Plans	(Billions of yen)

Assumptions	Percentage Point Change(%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-21.9/+23.1	+7.6/-7.1	-2.4/+3.3
Expected long-term rate of return	+0.5/-0.5	—	—	-0.8/+0.8

(*1)	Note that these sensitivities may be asymmetric, and are specific to the base conditions at March 31, 2004.
(*2)	Funded status for fiscal 2004 is affected by March 31, 2004 assumptions.
Pension expense for fiscal 2004 is affected by March 31, 2003 assumptions.

Fiscal 2004 Compared with Fiscal 2003

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2004, ended March 31, 2004, amounted to ¥8,162.6 billion, up 2.4% from the previous fiscal year.

Of this amount, domestic net sales decreased by ¥120.2 billion, or 6.9%, to ¥1,628.4 billion, while overseas net sales increased by ¥311.3 billion, or 5.0% to ¥6,534.1 billion.

Operating Income

Operating income amounted to ¥600.1 billion, which was a decrease of 17.2% from the previous fiscal year.

This decrease was primarily due to negative impacts of the depreciation of the U.S. dollar against the yen and an increase in selling, general and administrative expenses, which offset positive impacts of increased revenue from increased unit sales and ongoing cost reduction effects.

Selling, General and Administrative Expenses / Research and Development Expenses

SG&A expenses for fiscal 2004 increased by ¥57.7 billion, or 4.0%, to ¥1,503.6 billion, reflecting increases in labor expenses, product warranty-related expenses and reserves with respect to our finance business in connection with growing unit sales in North America.

R&D expenses increased by ¥12.1 billion or 2.8%, to ¥448.9 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 5.3%, to ¥641.9 billion. Other income & expenses, net improved by ¥156.5 billion from the previous fiscal year, due mainly to a decline in losses on derivative instruments and a decline in losses on impairment losses on available for sale marketable equity securities.

Equity in Income of Affiliates

Equity in income of affiliates increased 21.3%, to ¥75.1 billion, over the prior fiscal year. This increase was due mainly to increases in the results of affiliates in Asia.

Net Income

Net income amounted to ¥464.3 billion, an increase of 8.8%. The effective tax rate was 39.4%, a decline by 0.8 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥486.91, compared with ¥439.43 in fiscal 2003.

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

Under the Japanese segment reporting requirements, business segments are based on Honda’s business organization and the similarity of the principal products within each segment, as well as the relevant markets for such products. The Motorcycle Business segment consists of motorcycles, ATVs, personal watercraft and relevant parts. The Automobile Business segment consists of automobiles and relevant parts. The Financial Services segment consists of financial and insurance services business. The Power Products and Other Businesses segment consists of other businesses, including power products and relevant parts.

The following tables set out Honda’s business and geographical segment information, prepared in accordance with Japanese segment reporting requirements, for the fiscal years ended March 31, 2003 and 2004.

(A) Business Segment Information

As of and for the year ended March 31, 2004

	(In millions of yen)
	Motorcycle Business	Automobile Business	Financial Services	Power Products and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other Operating revenue:
Sales to unaffiliated customers	¥996,290	¥6,592,024	¥242,696	¥331,590	¥8,162,600	—	¥8,162,600
Intersegment-sales	0	0	¥3,138	¥10,070	¥13,208	¥(13,208)	—

Total	¥996,290	¥6,592,024	¥245,834	¥341,660	¥8,175,808	¥(13,208)	¥8,162,600

Cost of sales, SG&A and R&D expenses	¥953,857	¥6,153,133	¥137,396	¥331,278	¥7,575,664	¥(13,208)	¥7,562,456

Operating income	¥42,433	¥438,891	¥108,438	¥10,382	¥600,144	0	¥600,144

Assets	¥764,893	¥3,727,259	¥3,818,915	¥247,451	¥8,558,518	¥(229,750)	¥8,328,768

Depreciation And amortization	¥25,156	¥181,266	¥359	¥6,664	¥213,445	—	¥213,445

Capital expenditures	¥35,041	¥240,416	¥430	¥11,854	¥287,741	—	¥287,741

As of and for the year ended March 31, 2003

	(In millions of yen)
	Motorcycle Business	Automobile Business	Financial Services	Power Products and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥978,095	¥6,440,094	¥237,958	¥315,352	¥7,971,499	—	¥7,971,499
Intersegment-sales	0	0	¥3,037	¥10,971	¥14,008	¥(14,008)	—

Total	¥978,095	¥6,440,094	¥240,995	¥326,323	¥7,985,507	¥(14,008)	¥7,971,499

Cost of sales, SG&A and R&D expenses	¥920,865	¥5,888,702	¥133,182	¥318,231	¥7,260,980	¥(14,008)	¥7,246,972

Operating income	¥57,230	¥551,392	¥107,813	¥8,092	¥724,527	0	¥724,527

Assets	¥798,530	¥3,624,639	¥3,505,017	¥241,085	¥8,169,271	¥(487,980)	¥7,681,291

Depreciation And amortization	¥25,311	¥187,839	¥804	¥6,920	¥220,874	—	¥220,874

Capital expenditures	¥37,496	¥270,263	¥646	¥8,586	¥316,991	—	¥316,991

(B) Geographical Segment Information

As of and for the year ended March 31, 2004

	(In millions of yen)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,879,141	¥4,552,941	¥756,312	¥637,163	¥337,043	¥8,162,600	—	¥8,162,600
Transfers between geographical segments	¥2,051,729	¥120,069	¥192,235	¥67,009	¥11,222	¥2,442,264	¥(2,442,264)	—

Total	¥3,930,870	¥4,673,010	¥948,547	¥704,172	¥348,265	¥10,604,864	¥(2,442,264)	¥8,162,600

Cost of sales, SG&A and R&D expenses	¥3,738,419	¥4,362,860	¥922,704	¥659,500	¥324,466	¥10,007,949	¥(2,445,493)	¥7,562,456

Operating income	¥192,451	¥310,150	¥25,843	¥44,672	¥23,799	¥596,915	¥3,229	¥600,144

Assets	¥2,370,214	¥4,539,320	¥571,419	¥435,815	¥141,851	¥8,058,619	¥270,149	¥8,328,768

As of and for the year ended March 31, 2003

	(In millions of yen)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,975,518	¥4,580,004	¥663,032	¥487,415	¥265,530	¥7,971,499	—	¥7,971,499
Transfers between geographical segments	¥1,943,465	¥131,906	¥161,551	¥35,710	¥8,865	¥2,281,497	¥(2,281,497)	—

Total	¥3,918,983	¥4,711,910	¥824,583	¥523,125	¥274,395	¥10,252,996	¥(2,281,497)	¥7,971,499

Cost of sales, SG&A and R&D expenses	¥3,727,564	¥4,267,527	¥810,085	¥485,316	¥251,184	¥9,541,676	¥(2,294,704)	¥7,246,972

Operating income	¥191,419	¥444,383	¥14,498	¥37,809	¥23,211	¥711,320	¥13,207	¥724,527

Assets	¥2,392,252	¥4,182,861	¥535,507	¥362,432	¥109,827	¥7,582,879	¥98,412	¥7,681,291

Business segments

Motorcycles

In fiscal 2004, domestic units sales of motorcycles fell 6.7%, to 403,000 units. Overseas unit sales, by contrast, rose 15.1%, to 8,803,000 units. As a result, total unit sales of motorcycles amounted to 9,206,000 units, up 13.9%. Net sales in the motorcycle segment increased 1.9%, to ¥996.2 billion, due mainly to higher unit sales, which compensated for negative currency translation effects. Operating income, however, declined 25.9%, to ¥42.4 billion.

Automobiles

Domestic unit sales of automobiles in fiscal 2003 fell 15.7%, to 716,000 units, while overseas unit sales climbed 11.2%, to 2,267,000 units. Consequently, total unit sales of automobiles grew 3.3%, to 2,983,000 units, compared to the prior fiscal year. Net sales in this segment increased 2.4%, to ¥6,592.0 billion, thanks to increased unit sales overseas, which outweighed negative currency translation effects. Operating income fell 20.4%, to ¥438.8 billion.

Financial Services

Net sales from Honda’s financial services business rose 2.0%, to ¥245.8 billion, compared to the prior fiscal year. Operating income edged up 0.6%, to ¥108.4 billion.

Power Products and Other businesses

Domestic unit sales of power products grew 1.1%, to 477,000 units. Overseas unit sales climbed 11.1%, to 4,570,000 units. Accordingly, total unit sales of power products rose 10.1%, to 5,047,000 units, compared to the prior fiscal year.

Net sales from power products and other businesses increased 4.7%, to ¥341.6 billion, due mainly to higher unit sales of power products. Operating income increased 28.3%, to ¥10.3 billion.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Despite a decline in domestic sales of automobiles, net sales in Japan remained largely unchanged, at ¥3,930.8 billion, owing mainly to an increase in automobile exports. Domestic operating income also remained relatively unchanged, at ¥192.4 billion.

North America

Net sales in North America edged down 0.8%, to ¥4,673.0 billion, due mainly to negative currency translation effects, which offset increased unit sales of motorcycles, automobiles and power products. Operating income dropped 30.2%, to ¥310.1 billion over the prior fiscal year.

Europe

Increased units sales of automobiles, together with positive currency translation effects, boosted net sales in Europe 15.0%, to ¥948.5 billion. Operating income increased 78.3%, to ¥25.8 billion over the prior fiscal year.

Asia

Net sales in Asia increased 34.6%, to ¥704.1 billion, as increased unit sales of motorcycles and automobiles compensated for negative currency translation effects. Operating income rose 18.2%, to ¥44.6 billion over the prior fiscal year.

Other Regions

Higher unit sales of motorcycles, automobiles and power products led to a 26.9% rise in net sales in other regions, to ¥348.2 billion over the prior fiscal year. Operating income was up 2.5%, to ¥23.7 billion over the prior fiscal year.

As described in Note (1) (r) to our consolidated financial statements, because certain reclassifications have been made to our prior year consolidated financial statements for the fiscal years ended March 31, 2002 and 2003, to conform to the presentation used for the fiscal year ended March 31, 2004, the operating results analysis in this annual report compared to the previous fiscal year is based on these reclassified consolidated statements of income.

Disclosure of unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries

In fiscal 2002, Honda began preparing and disclosing unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries, for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle, Automobile and Power Products and Other Businesses segments, and finance subsidiaries include the Financial Services segment, respectively, under the Japanese segment reporting requirements decribed above. See Annex A to this Annual Report.

Fiscal 2003 Compared with Fiscal 2002

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2003, ended March 31, 2003, amounted to ¥7,971.4 billion, up 8.3% from the previous fiscal year.

Of that amount, domestic net sales decreased by ¥120.0 billion, or 6.4%, to ¥1,748.7 billion, while overseas net sales increased by ¥729.1 billion, or 13.3%, to ¥6,222.7 billion.

Operating Income

Operating income amounted to ¥724.5 billion, which was an increase by 9.6% from the previous fiscal year.

Increased net sales, predominantly in Europe and Asia, and the Company’s cost-cutting strategies have more than offset deterioration mainly in the quality of our mix of vehicle as well as increases in selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Selling, General and Administrative Expenses / Research and Development Expenses

Selling, general and administrative expenses for fiscal 2003 increased by ¥144.6 billion, to ¥1,445.9 billion, reflecting increases in product warranty-related expenses and labor expenses.

Research and development expenses increased by ¥41.6 billion, to ¥436.8 billion, over the prior fiscal year.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 10.6%, to ¥609.7 billion, over the prior fiscal year.

Other income & expenses, including losses on securities sold, impairment losses on available for sale marketable equity securities, losses on currency exchanges and losses on derivative instruments, net deteriorated by ¥4.9 billion from the previous year. .

Equity in Income of Affiliates

Equity in income of affiliates increased 45.8%, to ¥61.9 billion. This increase was due mainly to increases in the results of operations of affiliates in Asia.

Net Income

Net income amounted to ¥426.6 billion, an increase of 17.6%. The effective tax rate was 40.2%, a decline by 1.7 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥439.43, compared with ¥372.23 in fiscal 2002.

(A) Business Segment Information

As of and for the year ended March 31, 2002

	(In millions of yen)
	Motorcycle Business	Automobile Business	Financial Services	Power Products and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥947,900	¥5,929,742	¥201,906	¥282,890	¥7,362,438	—	¥7,362,438
Intersegment-sales	0	0	¥7,409	¥10,968	¥18,377	¥(18,377)	—

Total	¥947,900	¥5,929,742	¥209,315	¥293,858	¥7,380,815	¥(18,377)	¥7,362,438
Cost of sales, SG&A and R&D expenses	¥879,585	¥5,416,831	¥132,950	¥290,247	¥6,719,613	¥(18,377)	¥6,701,236

Operating income	¥68,315	¥512,911	¥76,365	¥3,611	¥661,202	0	¥661,202

Assets	¥754,512	¥3,377,470	¥2,917,170	¥240,735	¥7,289,887	¥(349,092)	¥6,940,795

Depreciation and amortization	¥22,129	¥165,508	¥786	¥6,521	¥194,944	—	¥194,944

Capital expenditures	¥29,929	¥264,657	¥676	¥8,162	¥303,424	—	¥303,424

(B) Geographical Segment Information

As of and for the year ended March 31, 2002

	(In millions of yen)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥2,087,765	¥4,163,951	¥570,170	¥298,140	¥242,412	¥7,362,438	—	¥7,362,438
Transfers between geographical segments	¥1,723,269	¥143,987	¥33,335	¥18,035	¥2,758	¥1,921,384	¥(1,921,384)	—

Total	¥3,811,034	¥4,307,938	¥603,505	¥316,175	¥245,170	¥9,283,822	¥(1,921,384)	¥7,362,438
Cost of sales, SG&A and R&D expenses	¥3,567,121	¥3,874,313	¥638,649	¥294,788	¥225,846	¥8,600,717	¥(1,899,481)	¥6,701,236

Operating income	¥243,913	¥433,625	¥(35,144)	¥21,387	¥19,324	¥683,105	¥(21,903)	¥661,202

Assets	¥2,177,095	¥3,679,762	¥514,535	¥241,613	¥133,188	¥6,746,193	¥194,602	¥6,940,795

Business segments

Motorcycles

In fiscal 2003, strong sales of the Today scooter model contributed to an increase in domestic unit sales of 6.9%, to 432,000 units. Overseas unit sales rose by 34.4%, to 7,648,000 units, due mainly to sales increases in Asia. As a result, total unit sales of motorcycles were 8,080,000 units, an increase of 32.6% over the prior fiscal year. Net sales from the Motorcycle segment increased by 3.2% to ¥978.0 billion, due mainly to increased unit sales combined with positive currency translation effects from depreciation of the yen against the Euro. Operating income decreased by 16.2% from the previous fiscal year, amounting to ¥57.2 billion.

Automobiles

Unit sales in Japan decreased by 3.3%, to 849,000 units, mainly due to a decline in sales of minivans like the Step Wagon and Stream, although small cars such as the Fit and Mobilio recorded steady.

Overseas unit sales rose by 14.0%, to 2,039,000 units, due mainly to increased sales in North America led by the introduction of new models such as the Pilot and Element, together with increased sales of the CR-V and Odyssey. In addition, increased sales in Europe contributed to the increase in unit sales.

As a result, total unit sales of automobiles were 2,888,000 units, an increase of 8.3% from the prior fiscal year.

Net sales from Automobile segment increased 8.6%, amounting to ¥6,440.0 billion, due mainly to growth in overseas unit sales which offset the negative impact of currency translation from the appreciation of the yen against the U.S. dollar. Operating income grew 7.5%, to ¥551.3 billion over the previous fiscal year.

Financial Services

Net sales from Honda’s financial services business rose 15.1%, to ¥240.9 billion. Operating income rose 41.2%, to ¥107.8 billion.

Power Products and Other Businesses

Unit sales of power products in Japan rose 15.4%, to 472,000 units. Overseas unit sales grew 16.9%, to 4,112,000 units, mainly due to brisk sales in North America and Europe. Total unit sales of power products rose 16.8%, to 4,584,000 units, which increased net sales of other businesses by 11.0%, to ¥326.3 billion. Operating income grew 124.1%, to ¥8.0 billion.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Increased export sales of automobiles contributed to a 2.8% increase in net sales in Japan in fiscal 2003, amounting to ¥3,918.9 billion. Operating income decreased by 21.5% from the previous fiscal year, amounting to ¥191.4 billion.

North America

Net sales in North America increased by 9.4%, to ¥4,711.9 billion. This increase is attributed to increased unit sales of automobiles and power products, which offset negative effects of currency translation caused by the appreciation of the yen against the U.S. dollar. Operating income increased by 2.5%, to ¥444.3 billion.

Europe

Increased unit sales of automobiles and power products, together with positive effects of currency translation, contributed to a 36.6% increase in net sales in Europe, which amounted to ¥824.5 billion. Operating income improved by ¥49.6 billion, to ¥14.4 billion.

Asia and Other Regions

Increased unit sales of motorcycles, automobiles and power products contributed to a 42.1% increase in net sales, eliminating intraregional transactions, in Asia and other regions, to ¥788.4 billion. Operating income increased by 49.9%, to ¥61.0 billion.

As described in Note (1) (r) to our consolidated financial statements, because certain reclassifications have been made to our prior year consolidated financial statements for the fiscal years ended March 31, 2002 and 2003, to conform to the presentation used for the fiscal year ended March 31, 2004, the operating results analysis in this annual report compared to the previous fiscal year is based on these reclassified consolidated statements of income.

B. Liquidity and Capital Resources

The policy of Honda is to support its business activities by maintaining sufficient capital resources, an ample level of liquidity and a sound balance sheet.

Honda’s main business is the manufacture and sale of motorcycles, automobiles and power products. To support this business, it also provides retail financing and automobile leasing services for customers, as well as wholesale financing for dealers.

In its manufacturing and sales business, Honda requires operating capital mainly to purchase parts and materials required for production, as well as to control inventory of finished products and cover receivables from dealers. Honda also requires funds for capital expenditures, mainly to upgrade, rationalize and renew production facilities, as well as to expand and reinforce research and development and sales facilities.

Honda meets its operating capital requirements mainly through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes and commercial paper, as well as securitization of finance receivables.

Cash Flows

Consolidated cash and cash equivalents at end of year amounted to ¥724.4 billion as of March 31, 2004, up ¥177.0 billion from a year earlier.

Year-end cash and cash equivalents of business subsidiaries increased as net income, depreciation and other items sufficiently compensated for purchases of production-related property and equipment, as well as funds required for investments in Asian affiliates. Year-end cash and cash equivalents of finance subsidiaries, however, remained largely unchanged.

Net cash provided by operating activities amounted to ¥712.9 billion. Factors increasing cash flows included ¥464.3 billion in net income, ¥213.4 billion in depreciation and a ¥132.5 billion increase in trade payables related to Japanese and North American operations. By contrast, there was a ¥84.7 billion devaluation loss on derivative instruments and related others, which have no relation to cash flows.

Net cash used in investing activities totaled ¥967.4 billion. This was mainly due to a ¥749.4 billion increase in finance subsidiaries’ receivables associated with higher sales of automobiles in North America and elsewhere, as well as ¥287.7 billion in purchases of property, plant and equipment to upgrade, streamline and renew production facilities in North America and Asia. These factors outweighed ¥50.6 billion, including dividends from affiliates.

Net cash provided by financing activities was ¥459.5 billion. During the year, Honda raised ¥885.1 billion in long-term debt through the issue of bonds and medium-term notes, to meet capital requirements associated with an increase in liabilities of finance subsidiaries, as well as to repay ¥289.1 billion in long-term debt. By contrast, Honda also made ¥95.3 billion in payments for purchase of treasury stock and ¥33.5 billion in cash dividends paid.

The ¥724.4 billion in cash and cash equivalents at end of year corresponds to approximately one month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity.

For this reason, financial subsidiaries carry total short-term borrowings of ¥1,170.5 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a back-up credit line equivalent to ¥674.4 billion. In addition, Honda currently has ample credit limits, extended by prominent international banks, that are not subject to contracts.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., and Standard & Poor’s Rating Services. Major current ratings, which are shown below, indicate that Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

The following table shows the ratings of Honda’s unsecured debt securities by Moody’s and Standard & Poor’s at the date of filing of this annual report.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A1
Standard & Poor’s Rating Services	A-1	A+

The above ratings are based on information provided by Honda and other information deemed credible by the rating agencies. They are also based on the agencies’ assessment of credit risk associated with designated securities issued by Honda. Each rating agency uses different standards for calculating Honda’s credit rating, and also makes its own assessments. Ratings can be revised or nullified by agencies at any time. These ratings are not meant to serve as a recommendation for trading in or holding debt.

C. Research and Development

The aim of the Honda Group’s research and development activities is to create original and internationally competitive products using advanced technologies. To this end, research and development activities is mainly conducted by subsidiaries managed with a high degree of independence, in which engineers can approach their tasks with greater independence.

Product-related research and development is spearheaded by the Honda Research Institute in Japan, Honda R&D Americas, Inc., in the United States and Honda R&D Europe (Deutschland) GmbH in Germany. All three entities work in close association with customers and business operations of their respective regions. Similarly, research and development with respect to production technologies, carried out mainly at Honda Engineering Co., Ltd., in Japan and Honda Engineering North America, Inc., is also working in close association with customers and business operations at local levels.

Total research and development expenditures for fiscal year ended March 31, 2004 amounted to ¥448.9 billion. Research and development activities for each business segment are outlined below.

Research and Development Activities

Motorcycle Business

Honda is committed to developing motorcycles with new value-added features that meet the individual needs of customers around the world, and to implementing timely local development of regional products at its overseas locations. At the same time, we focus on developing technologies that lead the industry in addressing safety and environmental issues.

Major fiscal 2004 achievements in research and development activities in Japan include the release of the Smart Dio Z4. This scooter is equipped with the world’s first electronically controlled programmed fuel injection (PGM-FI) system for use in a four-stroke 50cc engine and features enhanced start-up performance and response, as well as improved fuel economy and cleaner exhaust emissions. Also released in Japan was the Spacy 100, a scooter manufactured in China with a highly reliable four-stroke 100c engine and air injection (secondary air supply) system that reduces pollutant gases in emissions.

In North America, we released the FourTrax Rancher AT, a 400cc four-wheel-drive ATV equipped with Honda’s proprietary automatic transmission. In Europe, we began sales of the CBF 600, a sports bike fitted with an antilock braking system, as well as the CBR 1000 RR, which incorporates advanced technology and new styling developed originally for Honda’s racing motorcycles. The CBR 1000 RR is a super sports model featuring an electronically controlled steering damper that optimizes dampening characteristics in accordance with riding speed and acceleration. In India, we began sales of the Eterno, a scooter with a wheel-side engine combining the engine and drive system in one unit, providing a compact design and excellent fuel economy.

Research and development expenses in the Motorcycle Business Segment in fiscal 2004 totaled ¥73.0 billion.

Automobile Business

In our Automobile Business Segment, we strive to develop innovative technologies and products by creativity-oriented development in response to customer needs. We also actively develop technologies that address environmental issues and provide enhanced safety performance.

Major achievements in Japan in fiscal 2004 include the development of the world’s first Collision Mitigation Brake System (CMS). This innovative system determines the likelihood of a collision based on distance to the vehicle ahead and relative speeds, warns the driver to take preventive action and initiates braking to reduce the vehicle’s speed. We also developed the E-Pretensioner, a seatbelt retraction mechanism that gently tightens seatbelts when a collision is likely, and also increases seatbelt tension to hold the driver more securely in place when a collision is deemed unavoidable. The E-Pretensioner and the CMS were installed in the Inspire and the Odyssey, both of which underwent a full model change. The new Inspire is also equipped with Honda’s new V6 3.0-liter engine with a variable cylinder system that improves fuel economy by varying the number of cylinders employed depending on driving conditions. Another development was a crash-compatibility body frame structure, designed to provide both improved selfprotection and reduced aggressivity toward other vehicles during a vehicle-to-vehicle collision; this technology was also installed in the newly remodeled Life and Odyssey models. The new Odyssey also features a low floor platform, providing a more spacious interior than the previous model while reducing the vehicle’s roofline and offering powerful and sporty performance.

In North America, Honda released the all-new Acura TSX sports sedan, featuring a six-speed manual transmission. The Acura TL, newly remodeled luxury performance sedan is equipped with a new V6 3.2-liter engine that provides high performance yet meets California’s strict LEV-2 ULEV exhaust emission regulations. In Europe, we began sales of the diesel-powered Accord with a lightweight and compact engine that meets Euro 4 emissions gas regulations thanks to highly intelligent combustion control technology and Honda’s proprietary aluminum block manufacturing technology.

With respect to fuel cell vehicles, public road tests of the Honda FCX were held in Hokkaido, where the vehicle’s driving performance and ability to start in sub-zero temperatures were proved. The FCX is equipped with the Honda FC STACK, a next-generation fuel cell stack that is considerably smaller than earlier Honda prototype units, but with greatly increased output and possessing the ability to start at 20 degrees below freezing.

Research and development expenses in the Automobile Business Segment in fiscal 2004 totaled ¥364.3 billion.

Power Products and Other Businesses

In the Power Products Business, we seek to develop products that meet customers’ lifestyles and needs while strengthening our lineup of products that address environmental issues.

We began sales of two new four-stroke outboard engines, the BF150 and the BF135, around the world. Both engines provide outstanding performance and meet emission regulations for 2008 set by the California Air Resources Board owing to Honda’s first ever lean-burn control system. We also began sales of the new GX35, a four-stroke engine with Honda’s original oil lubrication system that allows operation in any position. The GX35 was installed in the new UMK435 bush-cutter, which began sales in the Japanese and European markets after undergoing a full model change. In India, we began sales of two low-noise generators, the EXK 2800 and the EXK2800S. These generators meet the most stringent noise regulations in the world as a result of a noise dampening design with a three-chamber structure for the alternator (generator) and engine.

Research and development expenses in this segment in fiscal 2004 amounted to ¥11.5 billion.

In the area of fundamental research, Honda pursues steady and varied research activities into technologies that may lead to innovative applications in the future.

Major recent research projects include the test operation of a new hydrogen supply system as part of our development of fuel cell technology. In addition to extracting hydrogen from natural gas for delivery to fuel cell vehicles, the system also supplies heat and electricity. We have installed the system at the Los Angeles research facility of Honda R&D Americas and are conducting trials for supplying electricity to the facility while providing hydrogen to the Honda FCX.

Another in-house development, a new electrolysis unit that generates hydrogen from water, we believe is the most efficient electrolysis unit in the world. It has been incorporated in a solar-powered water electrolyzing hydrogen station, which has undergone trial operation at the Los Angeles facility since 2001. Advanced thin-film solar panels made by Honda Engineering have also been installed at the facility. The results are enhanced hydrogen production efficiency and lower amounts of energy consumed during the manufacture of hydrogen devices. Honda plans to continue with its tests in hydrogen production adopting these two methods, and to engage in research into hydrogen supply stations.

In the area of small aircraft, Honda has developed the HF118 Turbofan Engine, which is both lightweight and fuel-efficient. The engine has been mounted on the HondaJet, an experimental compact business jet that commenced test flights in the United States in December 2003.

Expenses incurred in fundamental research are distributed among each of Honda’s business segments.

Patents and Licenses

On March 31, 2004, Honda owned more than 8,900 patents and 600 utility model registrations in Japan and more than 13,000 patents abroad. Honda also had applications pending for more than 19,600 patents in Japan and for more than 15,500 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5. A “Operating and Financial Review and Prospects” for information required by this item.

In January 2003, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. Honda EPF, including certain domestic subsidiaries, has decided to transfer the substitutional portion of its EPF to the government and received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF in April 2004 and is proceeding with the remaining steps to effectuate the transfer. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

E. Off-Balance sheet Arrangements

(Special Purpose Entity)

For the purpose of accelerating the receipt of cash related to our finance receivables, we periodically securitize and sell pools of these receivables. In these securitizations, we sell a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. We remain as a servicer of the finance receivables and are paid a servicing fee for our services. The special purpose entity transfers the receivables to a trust or bank conduit, which issues interest-bearing asset-backed securities or commercial paper, respectively, to investors. We retain certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interests in certain cash reserves provided as credit enhancements for investors. We apply significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affect the recoverability of our retained interests in the sold finance receivables. We periodically evaluate these assumptions and adjust them, if appropriate, to reflect the performance of the finance receivables.

(Guarantee)

At March 31, 2004, we had guarantees of approximately ¥77.4 billion of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥77.4 billion. As of March 31, 2004, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2004:

Contractual Obligations

	At March 31, 2004 (Millions of yen)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	1,881,737	487,125	1,010,203	377,142	7,267
Operating leases	94,911	24,350	27,549	12,341	30,671
Purchase commitments(*)	29,707	29,707	—	—	—

(*)	Honda had commitments for purchases of property, plant and equipment at March 31, 2004.

At March 31, 2004, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

Item 6. Director, Senior Management and Employees

A. Directors and Senior Management

Honda’s Articles of Incorporation provide for a Board of Directors of not more than 45 members and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected at general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

The Board of Directors elects a President and may elect one Chairman and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors from among its members. The President represents a Company. In addition, the Board of Directors may elect, pursuant to its resolutions, Directors who shall each represent the Company. Under the Japanese Commercial Code, a representative director individually has authority to represent the Company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company.

Under the Japanese Commercial Code, the Corporate Auditors of the Company have the duty to examine the financial statements and business reports which are submitted by the Board of Directors to the general meeting of shareholders and also to supervise the administration of the Company’s affairs by the Directors. Corporate Auditors are not required to be, and the Corporate Auditors of the Company are not, certified public accountants. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. In 1994, the Company established a Board of Corporate Auditors. Under the Japanese Commercial Code and other related laws, this Board must consist of at least three Corporate Auditors (at least one of whom must be from outside the Company). In addition, the Company is required to appoint independent certified public accountants as well as Corporate Auditors. Such independent certified public accountants have as their primary statutory duties the examination of the financial statements of the Company prepared in accordance with the Japanese Commercial Code proposed to be submitted by the Board of Directors to general meetings of shareholders and the reporting of their opinion thereon to the Corporate Auditors as well as to the Directors.

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Directors

Takeo Fukui (November 28, 1944)

Director of the Company from June 1988

President and Director of the Company, appointed

in June 2003

Senior Managing Director of the Company, appointed

in June 1999

Motor Sports, appointed in June 1999

President and Director of Honda R&D Co., Ltd., appointed in June 1998

President and Director of Honda of America Mfg., Inc., appointed in June 1996

Managing Director of the Company, appointed in June 1996

Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1994

Senior Managing Director of Honda R&D Co., Ltd., appointed in June 1990

Director of the Company, appointed in June 1988

Managing Director of Honda R&D Co., Ltd., appointed

in May 1987

President and Director of Honda Racing Corporation, appointed in May 1987

Joined Honda in April 1969

9,100

Koichi Amemiya (September 5, 1940)

Director of the Company from May 1986

Released from Chairman and Director positions of American Honda Motor Co., Inc., in April 2004

Chairman and Director of American Honda Motor Co., Inc., appointed in June 2003

Chief Operating Officer for Regional Operations

(North America), appointed in April 2000

Executive Vice President and Director of the Company, appointed in June 1997 (presently held)

Chief Operating Officer for Regional Operations

(the Americas), appointed in June 1994

President and Director of Honda North America, Inc., appointed in October 1990 (presently held)

Senior Managing Director of the Company, appointed

in June 1990

15,022

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned

President and Director of American Honda Motor Co., Inc., appointed in June 1989

Managing Director of the Company, appointed in June 1989

Director of the Company, appointed in May 1986

Executive Vice President and Director of American Honda Motor Co., Inc., appointed in May 1984

Joined Honda in April 1963

* President and Director of Honda North America, Inc.

Michiyoshi Hagino (April 1, 1944)

Director of the Company from June 1990

General Supervisor, Purchasing Policy, appointed in April 2004

General Supervisor, Information Systems, appointed in April 2000

Senior Managing Director of the Company, appointed

in June 1999 (presently held)

Chief Operating Officer for Automobile Operations, appointed in June 1999

Managing Director of the Company, appointed in June 1996

Executive Vice President and Director of Honda R&D Co., Ltd., appointed in June 1994

Senior Managing Director of Honda R&D Co., Ltd., appointed in June 1990

Director of the Company, appointed in June 1990

Managing Director of Honda R&D Co., Ltd., appointed

in June 1989

Joined Honda in April 1966

		11,200

Minoru Harada (January 9, 1947)	Director of the Company from June 1994 Chief Operating Officer for Motorcycle Operations, appointed in April 2004 Senior Managing Director of the Company, appointed in June 1999 (presently held)	5,600

President and Director of Honda Motor Europe Ltd., appointed in June 1998

Chief Operating Officer for Regional Operations

(Europe, the Middle & Near East and Africa), appointed in June 1998

Managing Director of the Company, appointed in June 1997

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned

Director of the Company, appointed in June 1994

General Manager of Asia & Oceania Division (Automobiles) for Overseas Regional Automobile Operations (Asia & Oceania, the Middle & Near East, Africa and Latin America), appointed in October 1993

Joined Honda in April 1969

Motoatsu Shiraishi (October 14, 1946)

Director of the Company from June 1994

General Supervisor, Information Systems, appointed in April 2004

Risk Management Officer, appointed in April 2003 (presently held)

Chief Operating Officer for Production Operations, appointed in April 2001 (presently held)

Senior Managing Director of the Company, appointed

in June 2000 (presently held)

General Supervisor, Production, appointed in April 2000 (presently held)

Chief Operating Officer of Domestic Production for Regional Operations (Japan), appointed in June 1998

President and Director of Honda Engineering Co., Ltd., appointed in June 1997

Managing Director of the Company, appointed in June 1997

Director of the Company, appointed in June 1994

General Manager of Auto Production Planning Office of Automobile Planning Board, appointed in February 1993

Joined Honda in April 1969

		6,200

Satoshi Aoki (August 19, 1946)	Director of the Company from June 1995 Compliance Officer, appointed in April 2004 Senior Managing Director of the Company, appointed in June 2000 (presently held) Managing Director of the Company, appointed in June 1998 Chief Operating Officer for Business Management Operations, appointed in June 1998 (presently held) Director of the Company, appointed in June 1995 General Manager of Finance Division for Business Management Operations, appointed in June 1994 Joined Honda in April 1969	6,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Satoshi Dobashi (July 7, 1947)

Director of the Company from June 1996

Senior Managing Director of the Company, appointed

in June 2004 (presently held)

Government & Industrial Affairs, appointed in April 2004

Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan), appointed in April 2004 (presently held)

Chief Operating Officer for Regional Sales Operations (Japan), appointed in April 2001 (presently held)

Managing Director of the Company, appointed in June 1999

Deputy Chief Operating Officer for Regional Operations (Japan), appointed in June 1999

General Manager of Japan Automobile Sales Operations for Regional Operations (Japan), appointed in June 1998

Director of the Company, appointed in June 1996

General Manager of Corporate Project of the Company, appointed in December 1995

Joined Honda in May 1970

		3,400

Atsuyoshi Hyogo (January 2, 1949)	Director of the Company from June 1995 President of Honda Motor (China) Investment Co., Ltd., appointed in February 2004 Chief Operating Officer for Regional Operations (China), appointed in April 2003 (presently held) Managing Director of the Company, appointed in June 1998 (presently held) Executive Vice President and Director of American Honda Motor Co., Inc., appointed in June 1996 Director of the Company, appointed in June 1995 President and Director of Honda Canada Inc., appointed in October 1993 Joined Honda in April 1972 * President of Honda Motor (China) Investment Co., Ltd.	7,800

Satoshi Toshida (January 13, 1947)	Director of the Company from June 1995 Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2003 President and Director of Honda Leasing (Thailand) Co.,Ltd., appointed in June 2002	3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned

President and Director of Honda Automobile (Thailand) Co., Ltd., appointed in December 2000

Managing Director of the Company, appointed in June 2000 (presently held)

Deputy Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in June 1999

President and Director of Honda Cars (Thailand) Co., Ltd., appointed in June 1998

President and Director of Asian Honda Motor Co., Ltd., appointed in May 1996 (presently held)

Director of the Company, appointed in June 1995

General Manager of Motorcycle Sales Division in Regional Operations (Asia & Oceania), appointed in April 1995

Joined Honda in May 1973

* President and Director of Asian Honda Motor Co., Ltd.

Koki Hirashima (November 28, 1946)	Director of the Company from June 1997 Managing Director of the Company, appointed in June 2000 President and Director of Honda of America Mfg., Inc., appointed in June 1998 (presently held) Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1997 Director of the Company, appointed in June 1997 Executive Vice President of Honda of America Mfg., Inc., appointed in June 1993 Joined Honda in April 1969 * President and Director of Honda of America Mfg., Inc.	3,000

Koichi Kondo (February 13, 1947)	Director of the Company from June 1997 Chief Operating Officer for Regional Operations (North America), appointed in April 2004 President and Director of American Honda Motor Co., Inc., appointed in June 2003 (presently held) Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2003 Managing Director of the Company, appointed in June 2002 (presently held) Chief Operating Officer for Regional Operations (South America), appointed in April 2000	3,068

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned

Director of the Company, appointed in June 1997

President and Director of Honda Automoveis do Brasil Ltda., appointed in June 1996

President and Director of Moto Honda da Amazonia Ltda., appointed in June 1996

President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.), appointed in June 1996

Joined Honda in April 1970

*President and Director of American Honda Motor Co., Inc.

Yasuo Ikenoya (March 7, 1948)

Director of the Company from June 1998

Deputy Chief Operating Officer for Regional Operations (China), appointed in April 2004

Managing Director of the Company, appointed in June 2002 (presently held)

Chief Operating Officer for Motorcycle Operations, appointed in April 2002

Executive Vice President and Director of Honda R&D Co., Ltd., appointed in June 1999

President and Director of Honda Racing Corporation, appointed in June 1998

Senior Managing Director of Honda R&D Co., Ltd., appointed in June 1998

Director of the Company, appointed in June 1998

General Manager of Kumamoto Factory of Motorcycle Operations in Regional Operations (Japan), appointed in June 1996

Joined Honda in April 1971

		3,400

Toru Onda (March 18, 1949)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 (presently held) Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 for Purchasing Operations, appointed in June 1998 Joined Honda in April 1977	4,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Akira Takano (August 18, 1949)	Director of the Company from June 1996 Chief Operating Officer for Customer Service Operations, appointed in April 2004 Managing Director of the Company, appointed in June 2003 (presently held) President and Director of Honda of the U.K. Manufacturing Ltd., appointed in June 1998 Executive Vice President and Director of Honda Motor Europe Ltd., appointed in June 1998 Director of the Company, appointed in June 1996 Director of Honda R&D Co., Ltd., appointed in June 1995 Joined Honda in April 1972	4,100

Takanobu Ito (August 29, 1953)	Director of the Company from June 2000 General Supervisor, Motor Sports, appointed in April 2004 President and Director of Honda R&D Co., Ltd., appointed in June 2003 (presently held) Motor Sports, appointed in June 2003 Managing Director of the Company, appointed in June 2003 (presently held) Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2001 Director of the Company, appointed in June 2000 Executive Vice President of Honda R&D Americas, Inc., appointed in April 1998 Joined Honda in April 1978 * President and Director of Honda R&D Co., Ltd.	3,000

Mikio Yoshimi (September 6, 1947)	Director of the Company from June 1998 Managing Director of the Company, appointed in June 2004 (presently held) Chief Operating Officer for Business Support Operations, appointed in April 2004 Human Resources, Associate Relations and Administration for Business Support Operations, appointed in April 2003 Human Resources and Associate Relations for Business Support Operations, appointed in April 2002 President and Director of Honda Manufacturing of Alabama, L.L.C., appointed in April 2000	3,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
	Director of the Company, appointed in June 1998 Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1998 Joined Honda in April 1970

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Managing Director of the Company, appointed in June 2004 (presently held) President and Director of Honda Motor Europe Ltd., appointed in April 2004 Chief Operating Officer for Regional Operations (Europe), appointed in April 2004 (presently held) Director of the Company, appointed in June 1998 President and Director of Honda Canada Inc., appointed in June 1998 Joined Honda in April 1974 * President and Director of Honda Motor Europe Ltd.	3,000

Hiroshi Kuroda (August 18, 1948)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2004 (presently held) Chief Operating Officer for Automobile Operations, appointed in April 2004 Director of the Company, appointed in June 1999 Products for Automobile Operations, appointed in June 1999 Product Planning and Marketing Office for Automobile Operations, appointed in June 1996 Joined Honda in April 1972	3,000

Satoru Kishi (March 29, 1930)

Director of the Company from June 2001

Adviser of the Board of The Bank of Tokyo-Mitsubishi, Ltd., appointed in June 2002

Director of the Company, appointed in June 2001 (presently held)

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd., appointed in June 2000

		None

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Hiroyuki Yoshino (November 2, 1939)

Director of the Company from May 1983

Director and Advisor of the Company, appointed in June 2003

Chief Operating Officer for Regional Operations (Japan), appointed in June 1999

President and Director of the Company, appointed in June 1998

President and Director of Honda R&D Co., Ltd., appointed in June 1994

Executive Vice President and Director of the Company, appointed in June 1992

Senior Managing Director of the Company, appointed in June 1990

President and Director of Honda of America Mfg., Inc., appointed in June 1988

Managing Director of the Company, appointed in June 1988

Director of the Company, appointed in May 1983

Executive Vice President and Director of Honda R&D Co., Ltd., appointed in May 1983

Director of Honda R&D Co., Ltd., appointed in March 1977

Joined Honda R&D Co., Ltd. in April 1963

		19,400

Masaaki Kato (September 16, 1949)	Director of the Company from June 1998 President and Director of Honda Manufacturing of Alabama, L.L.C., appointed in April 2002 Director of the Company in June 1998 (presently held) General Manager of Human Resources Division in Business Support Operations and Manager of Human Resources Development Office, appointed in January 1998 Joined Honda in April 1974 * President and Director of Honda Manufacturing of Alabama, L.L.C.	5,800

Akio Hamada (December 2, 1948)	Director of the Company from June 1999 President and Director of Honda Engineering Co., Ltd., appointed in June 2001 Director of the Company, appointed in June 1999 (presently held) Stationed at Honda Canada Inc. in June 1998 Joined Honda in April 1971 * President and Director of Honda Engineering Co., Ltd.	3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Teruo Kowashi (November 17, 1947)	Director of the Company from June 2000 Automobile Production for Production Operations, appointed in April 2004 Production Planning & Logistics and General Manager of Automobile Production Planning Office in Production Operations, appointed in April 2001 Director of the Company, appointed in June 2000 (presently held) General Manager of Production Planning Office in Automobile Operations, appointed in April 2000 Joined Honda in January 1971	3,300

Tetsuo Iwamura (May 30, 1951)

Director of the Company from June 2000

President and Director of Honda Automoveis do Brasil Ltda., appointed in April 2003

President and Director of Moto Honda da Amazonia Ltda., appointed in April 2003 (presently held)

President and Director of Honda South America Ltda., appointed in April 2003 (presently held)

Chief Operating Officer for Regional Operations (South America), appointed in April 2003 (presently held)

Director of the Company, appointed in June 2000 (presently held)

Chief Operating Officer for Service Parts Operations, appointed in April 2000

Joined Honda in April 1978

* President and Director of Honda South America Ltda.

* President and Director of Moto Honda da Amazonia Ltda.

* President and Director of Honda Automoveis do Brasil Ltda.

		3,000

Takashi Yamamoto (January 12, 1953)	Director of the Company from June 2000 Quality, Certification & Regulation Compliance, appointed in April 2004 Quality, Certification & Regulation Compliance and Service Technology, appointed in April 2002 Director of the Company, appointed in June 2000 (presently held) General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in April 2000 Joined Honda in April 1977	3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Masaru Takabayashi (January 26, 1950)	Director of the Company from June 2001 General Manager of IT Division, appointed in April 2004 Director of the Company, appointed in June 2001 (presently held) General Manager of IT Division and Manager of IT Planning Office, appointed in April 2001 Joined Honda in April 1975	3,300

Tatsuhiro Oyama (July 9, 1950)	Director of the Company from June 2001 Chief Operating Officer for Parts Operations, appointed in April 2003 President and Director of Honda Motorcycle Japan Co., Ltd., appointed in August 2001 Director of the Company, appointed in June 2001 (presently held) General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan), appointed in April 2001 Joined Honda in April 1969	3,700

Suguru Kanazawa (April 13, 1952)	Director of the Company from June 2002 Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2002 Director of the Company, appointed in June 2002 (presently held) President and Director of Honda Racing Corporation, appointed in April 2002 (presently held) Joined Honda in April 1977 * President and Director of Honda Racing Corporation	3,000

Manabu Nishimae (August 13, 1954)	Director of the Company from June 2002 Deputy Chief Operating Officer for Regional Sales Operations (Japan) and General Manager of Automobile Sales Operations for Regional Sales Operations (Japan), appointed in April 2003 Director of the Company, appointed in June 2002 (presently held) Chief Operating Officer for Power Products Operations, appointed in April 2002 Joined Honda in April 1977	3,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Fumihiko Ike (May 26, 1952)	Director of the Company, appointed in June 2003 Chief Operating Officer of Power Products Operations, appointed in April 2003 (presently held) Joined Honda in February 1982	3,000

Masaya Yamashita (April 5, 1953)	Director of the Company, appointed in June 2003 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in April 2002 (presently held) Joined Honda in April 1977	3,000

Hiroshi Kobayashi (November 12, 1954)	Director of the Company from June 2003 President and Director of Honda Canada Inc., appointed in April 2004 Director of the Company, appointed in June 2003 (presently held) Executive Vice President and Director of Honda Motor Europe Ltd., appointed in April 2003 Joined Honda in April 1978 * President and Director of Honda Canada Inc.	3,200

Kazuo Sagawa (September 1, 1949)

Director of the Company, appointed in June 2004

General Manager of Saitama Factory of Production Operations, appointed in April 2003

Functional Operating Officer of the Company, appointed in April 2003 (presently held)

Executive Vice President and Director of Honda of the U.K. Manufacturing Ltd., appointed in April 2001

Deputy Chief Operating Officer of Domestic Production Operations in Regional Operations (Japan), appointed in April 2000

Assembly Plant Manager of Suzuka Factory of Domestic Production Operations in Regional Operations (Japan), appointed in June 1999

Assembly Plant Manager of Saitama Factory of Automobile Production Operations in Regional Operations (Japan), appointed in January 1998

Joined Honda in April 1968

		3,800

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Kazuto Iiyama (October 7, 1951)

Director of the Company, appointed in June 2004

President and Director of Honda of the U.K. Manufacturing Ltd., appointed in April 2004

Executive Vice President and Director of Honda Motor Europe Ltd., appointed in April 2004 (presently held)

Executive Vice President of Honda of the U.K. Manufacturing Ltd., appointed in April 2003

Functional Operating Officer of the Company, appointed in April 2002 (presently held)

Executive Vice President of Honda Manufacturing of Alabama, L.L.C., appointed in November 2001

Joined Honda in April 1975

* Executive Vice President and Director of Honda Motor Europe Ltd.

* President and Director of Honda of the U.K. Manufacturing Ltd.

		3,000

Hiroshi Oshima (December 2, 1952)	Director of the Company, appointed in June 2004 Corporate Communications, Motor Sports, appointed in April 2004 General Manager of Corporate Communications Division in Business Support Operations, appointed in April 2000 (presently held) Joined Honda in April 1977	3,000

Sho Minekawa (October 27, 1954)	Director of the Company, appointed in June 2004 President of Guangzhou Honda Automobile Co., Ltd., appointed in April 2004 Vice President of Guangzhou Honda Automobile Co., Ltd., appointed in April 2003 General Manager of China Operation Office in Regional Operations (Asia & Oceania), appointed in April 2002 President and Director of Honda New Zealand Ltd., appointed in June 1998 Joined Honda in April 1978 * President of Guangzhou Honda Automobile Co., Ltd.	3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned
Corporate Auditors

Hiroshi Okubo (October 30, 1945)	Corporate Auditor (full-time), appointed in June 2004 Senior Managing Director of the Company, appointed in June 2003 Compliance Officer, appointed in April 2003 Managing Director of the Company, appointed in June 1999 Chief Operating Officer for Business Support Operations and Chief Officer of Driving Safety Promotion Center in Business Support Operations, appointed in June 1999 Director of the Company, appointed in June 1996 General Manager of Executive Office in Business Support Operations, appointed in June 1994 Joined Honda in April 1970	6,000

Koji Miyajima (June 10, 1948)	Corporate Auditor (full-time), appointed in June 2003 Corporate Auditor, appointed in June 2001 General Manager of Overseas Operations Office No. 1 in Regional Operations (North America), appointed in April 2000 Joined Honda in April 1971	3,300

Koukei Higuchi (March 14, 1936)

Advisor of The Tokio Marine and Fire Insurance Co., Ltd. from June 2003

Corporate Auditor, appointed in June 2003

Chairman of The Tokio Marine and Fire Insurance Co., Ltd., appointed in June 2001

President of The Tokio Marine and Fire Insurance Co., Ltd., appointed in June 1996

Senior Executive Director of The Tokio Marine and Fire Insurance Co., Ltd., appointed in June 1995

Executive Director of The Tokio Marine and Fire Insurance Co., Ltd., appointed in August 1991

Director of The Tokio Marine and Fire Insurance Co., Ltd., appointed in June 1989

Joined The Tokio Marine and Fire Insurance Co., Ltd. in April 1960

		None

Kuniyasu Yamada (July 21, 1944)	Corporate Auditor, appointed in June 2003 President of MTB Apple Planning Co., Ltd. from September 2002 President of The Issei Securities Co., Ltd., appointed in June 2001	1,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares owned

Senior Executive Director of The Mitsubishi Trust and Banking Corp., appointed in June 1999

Executive Director of The Mitsubishi Trust and Banking Corp., appointed in June 1996

Director of The Mitsubishi Trust and Banking Corp., appointed in June 1993

Joined The Mitsubishi Trust and Banking Corp. in April 1967

Fumihiko Saito (June 9, 1945)

Corporate Auditor, appointed in June 2004

Established Haarmann Hemmelrath Saito Law Office in June 2003

Director of IBM Japan Limited in June 1999

General Manager of Law Division for IBM Japan Limited in May 1999

Partner of The Law Firm of Hamada & Matsumoto (presently The Law Firm of Mori Hamada & Matsumoto) in January 1979

Joined The Law Firm of Hamada & Yanagida (presently The Law Firm of Mori Hamada & Matsumoto) in April 1973

None

*	denote representation of other companies

There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation

Directors and Corporate Auditors receive monthly remuneration, the aggregate maximum monthly amount of which is approved at the annual general meeting of shareholders. Also, Directors and Corporate Auditors receive bonuses, the aggregate amount of which is approved at the annual general meeting of shareholders and is based on the Company’s performance for the fiscal year. The amounts of the remuneration and bonuses approved to pay to Directors and Corporate Auditors are allocated among them at meetings of the Board of Directors and Corporate Auditors.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted at the general meeting of shareholders for approval. The amount of retirement allowance for a Director or Corporate Auditor generally reflects his position at the time of retirement, the length of his service as a Director or Corporate Auditor and other factors, as appropriate under Honda’s internal regulations.

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2004 was 1,475 million yen, including 1,388 million yen paid to 39 directors (who include 3 directors who retired during that fiscal year) and 87 million yen paid to 6 corporate auditors (who include 2 corporate auditors who retired during that fiscal year). The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also employees of the Company or directors of subsidiaries of the Company.

The total amount of executive bonuses that were paid during the year ended March 31, 2004 was 480 million yen, including 441 million yen to our 36 directors as of the end of the year ended March 31, 2003 and 39 million yen to our 4 corporate auditors as of the end of the year ended March 31, 2003.

The total amount of retirement allowances for the 3 directors and 2 corporate auditors who retired during the fiscal year ended March 31,2004 that were paid in accordance with a resolution of our shareholders at our Annual Ordinary General Meeting of Shareholders held in June 2003 was 1,021 million yen. This amount included 881 million yen to the 3 retired directors and 140 million yen to the 2 retired corporate auditors

C. Board Practices

See Item 6.A “Director and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2004, 2003 and 2002.

As of March 31, 2004

Total	Motorcycle Business	Automobile Business	Financial Services	Power Products And Other Businesses
131,600	25,700	95,500	1,700	8,700

At March 31, 2004, Honda had approximately 131,600 full-time employees, including approximately 70,000 local nationals employed in its overseas operations.

As of March 31, 2003

Total	Motorcycle Business	Automobile Business	Financial Services	Power Products And Other Businesses
126,900	24,100	92,100	1,700	9,000

At March 31, 2003, Honda had approximately 126,900 full-time employees, including approximately 65,000 local nationals employed in its overseas operations.

As of March 31, 2002

Total	Motorcycle Business	Automobile Business	Financial Services	Power Products And Other Businesses
120,600	22,400	87,800	1,400	9,000

At March 31, 2002, Honda had approximately 120,600 full-time employees, including approximately 59,000 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU) which is affiliated with the Japan Council of the International Metal Workers Federation. Approximately 84% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2004.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2002, 2003 and 2004 were 2.0%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 23, 2004 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	179,490 shares	0.018%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2004, the Association owned 2,598,465 shares of the Company’s common stock.

Item 7. Major shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2004, 974,414,215 shares of Honda’s Common Stock were issued and 940,915,951 shares were outstanding.

We are not aware of any persons or groups that owned beneficially more than five percent of the Company’s outstanding Common Stocks as of March 31, 2004.

ADRs representing American Depositary Shares are issued by JPMorgan Chase Bank, as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2004 were 974,414,215 shares of Common Stock, of which 35,034,638 shares represented by ADRs and 94,238,843 shares not represented by ADRs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 192 at March 31, 2004.

To the knowledge of Honda, it is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly. As far as is known to the Company, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of the Company.

B. Related Party Transactions

Honda purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including firms with which Honda is affiliated.

During the fiscal year ended March 31, 2004, Honda had sales of ¥122.2 billion and purchases of ¥551.7 billion with equity affiliates accounted under the equity method. As of March 31, 2003, Honda had receivables of ¥26.4 billion from affiliated companies, and had payables of ¥106.8 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1 – 3. Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 17 – Financial Statements”. Except for Honda’s consolidated financial statements included under Item 17, no other information in this Annual Report has been audited by Honda’s independent auditors.

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company – Marketing and Distribution – Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and reserves. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims.

Seventy-five purported class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001, have been filed in various state and federal courts against American Honda Motor Co., Inc., Honda Canada, Inc., General Motors, Ford, Daimler Chrysler, Toyota, Nissan and BMW and their Canadian affiliates, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Several of the state court actions also name Honda Motor Co., Ltd. as a defendant, as well as other Japanese and German parent companies of United States based subsidiaries. The federal court actions have been consolidated for coordinated pretrial proceedings in federal court in Maine and more than 30 California cases have been consolidated in the state court in San Francisco. Additionally, there are pending cases in eight other states.

The nearly identical complaints allege that the manufacturer defendants, aided by the association defendants, conspired among themselves and with their dealers to prevent United States citizens from purchasing vehicles produced for the Canadian market and sold by dealers in Canada. The complaints allege that new vehicle prices in Canada are 10 to 30% lower than those in the United States and that preventing the sale of these vehicles to Untied States citizens resulted in the payment of supracompetitive prices by United States consumers. The complaints seek treble damages under U.S. antitrust laws, but do not specify damages. No determination has been made to certify any of these cases as a class action. We believe our actions have been lawful and intend to vigorously defend these cases.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, we believe that the overall results of all lawsuits and pending claims should not result in liability to us that would be likely to have a material adverse effect on our consolidated financial position and results of operations.

8. Profit Redistribution Policy

The Company considers redistribution of profits to our shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint. The Company intends to redistribute profits to our shareholders taking into consideration its projected comprehensive cash needs/requirements.

Regarding dividend payment, based on the long-term viewpoint, the Company intends to make payment taking into consideration the Company’s consolidated earnings performance. In consideration of shareholder expectations, retained earnings will be applied toward financing the R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving its business results and strengthening its financial condition.

Acquisition of the Company’s common stock will also be implemented at the optimal timing with the aim of improving efficiency in its capital structure.

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. The Offer and Listing

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1958 and as of March 31, 2004, Honda’s shares were traded over five stock exchanges in Japan.

Since February 11, 1977, American Depositary Shares (each representing one-half of one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In addition, European Shares (each representing ten shares of Common Stock and evidenced by European Depositary Receipts (EDRs)) have been traded in bearer form on the over-the-counter markets in several European countries since 1963. In June 1981, the shares of Common Stock were admitted to the official list of The Stock Exchange of London. In May 1983, the Company listed its shares on the stock exchanges in Zurich, Geneva and Basel in the form of Swiss Bearer Depositary Receipts. In June 1985, the shares of Common Stock were admitted to trading on the Paris Stock Exchange. As for the stock exchanges in Switzerland, the floor exchanges in Zurich, Basel and Geneva were consolidated to form a single national bourse – the Swiss Exchange, in 1997. The Paris Stock Exchange was merged with the exchanges in Amsterdam and Brussels and created Euronext in September 2000.

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2004 was approximately 51,630,000 shares of Common Stock on the TSE and approximately 8,982,400 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE*
Fiscal year	High	Low	High	Low
2000	¥5,880	¥3,380	$22.21	$17.73
2001	5,360	3,380	22.59	16.21
2002	5,920	3,090	23.09	13.65

2003
1st quarter	¥5,990	¥4,630	$23.85	$19.25
2nd quarter	5,460	4,620	23.10	19.65
3rd quarter	5,170	3,990	20.99	17.01
4th quarter	4,510	3,840	18.80	16.40

2004
1st quarter	4,920	3,570	19.95	15.47
2nd quarter	5,510	4,420	23.59	18.54
3rd quarter	4,790	4,090	22.53	18.81
4th quarter	5,140	4,300	23.40	20.55

Jan - 2004	4,920	4,300	23.40	20.55
Feb	4,810	4,330	22.15	20.66
Mar	5,140	4,650	23.40	21.50
Apr	4,870	4,390	23.15	20.11
May	4,820	4,370	21.79	19.25
Jun	5,320	4,680	24.85	21.36

*	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

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

General

Honda’s authorized share capital as of March 31, 2004 is 3,600,000,000 shares of common stock, of which 974,414,215 shares were issued. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered on Honda’s register of shareholders, in accordance with Honda’s share handling regulations. The registered beneficial holder of shares underlying the ADSs or EDRs is the depositary for the ADSs or EDRs, respectively. Accordingly, holders of ADSs or EDRs will not be able directly to assert shareholders’ rights.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (the “Securities Center”). If a holder of shares is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or a bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on Honda’s register of shareholders. Each participating shareholder will in turn be registered on Honda’s register of beneficial shareholders and be treated in the same way as shareholders registered on Honda’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the deposited shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Honda. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw and receive their share certificates from the Securities Center.

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

Capital and Reserves

The entire amount of the issue price of the shares to be issued in the future will be required to be accounted for as stated capital, although Honda may account for an amount not exceeding one-half of such issue price as additional paid-in capital by resolution of the board of directors. Honda may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the board of directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. Honda may, by a resolution of an ordinary general meeting of shareholders (in the case of the reduction of stated capital, a special resolution of a general meeting of shareholders), reduce stated capital, additional paid-in capital and/or legal reserve (in the case of the latter two reserves, in aggregate, the remainder after such reduction should not be less than one-quarter of Honda’s stated capital).

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

The articles of incorporation of Honda provides that Honda may not issue share certificates for a number of shares not constituting an integral number of units. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable, however, a holder of shares constituting less than one unit may at any time require Honda to purchase such shares at the market price in accordance with the Company’s share handling regulations (see below). Because the transfer of ADRs does not require changes in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, under the deposit agreement, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less Than One Unit to Require Honda to Purchase or sell Its Shares

A holder of shares representing less than one unit may at any time require Honda to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request for purchase reaches the share handling agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which the first sale of shares is effected on the Tokyo Stock Exchange thereafter. In each case, Honda will request the payment of an amount determined by Honda as an amount equal to the brokerage commission required for the sale and purchase of the shares. A holder of shares representing less than one unit may, in accordance with the provisions of the share handling regulations, make request to the effect that such number of shares should be sold to it that will, when added to the shares less than one unit already held by that shareholder, constitute one unit. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise many shareholder rights as a practical matter.

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

Voting rights under the unit share system

Under the unit share system, the shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Other than described above, the holders of shares representing less than one unit have the same rights as the holders of shares constituting one unit.

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

Honda also may decide to grant the stock acquisition rights (shinkabu-yoyakuken), with or without bonds, to any person including shareholders, by resolution of its board of directors unless issued under specially favorable conditions. The holder of such rights may exercise its rights within the subscription period by paying subscription moneys all as prescribed in the terms of such rights.

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

Record Date

The close of business on March 31 is the record date for Honda’s year-end dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on Honda’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Honda may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights on the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Honda of Shares

Honda may acquire its own shares through Japanese stock exchanges on which its shares are listed, by way of tender offer (pursuant to a resolution of the board of directors or an ordinary resolution of a general meeting of shareholders), from a specific party (pursuant to a special resolution of a general meeting of shareholders) or from a subsidiary of Honda (pursuant to a resolution of the board of directors). When such acquisition is made by Honda from a specific party other than a subsidiary of Honda, any shareholder may make a request directly to a representative director of Honda, five days prior to the relevant shareholders’ meeting, that Honda also acquire the shares held by such shareholder. Any such acquisition of shares (other than the acquisition by Honda of its own shares from its subsidiary) must satisfy certain requirements, including the requirement that the total amount of the purchase price not exceed the amount of retained earnings available for dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and any transfer of retained earnings to stated capital. In the case of the acquisition by Honda of its own shares from its subsidiary, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payment minus the amount of any interim dividend paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and certain other items, Honda may not purchase such shares. Honda may hold the shares acquired in compliance with the provisions of the Commercial Code, and, generally, may dispose of or utilize for any purpose or cancel such shares by a resolution of the board of directors; provided, however, that disposal of shares acquired to a person other than shareholders with specially favorable conditions will require a special resolution of the general meeting of shareholders.

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

Daily Price Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set in absolute yen according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

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

In the absence of any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as our shares) to any corporate or individual shareholder (including non-resident shareholders), the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid between January 1, 2004 and March 31, 2008, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of us. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and, prior to July 1, 2004, the United States. In the case of the Japan – U.S. tax treaty, however, as a result of its recent amendment, the maximum withholding tax rate will be reduced to 10% for portfolio investors with effect from July 1, 2004. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

On March 30, 2004, a new “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “New Treaty”) entered into force and replaced the old “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “Old Treaty”). Under the Old Treaty, which remained in effect until June 30, 2004 with respect to Japanese withholding taxes, a portfolio investor that is a U.S. holder (as defined below in “-United States Taxes”) was generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 15%. Under the New Treaty, which is effective for distributions on shares and ADSs made on and after July 1, 2004, a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 10%.

To obtain the benefits of the reduced withholding rate on dividends under the Old Treaty or the New Treaty, a U.S. holder must file an application for reduced withholding with the Japanese tax authorities at least one day before the date of the dividend distribution. A U.S. holder of our ADSs must file, through the depositary, one application form for exemption from withholding tax for eight months for the purpose of investigating tax status of the holder one day before the dividend payment and a second one for reduced withholding in accordance with the New Treaty within eight months after the end of our fiscal year in which the annual dividend is paid or, in the case of interim dividend, within eight months after the record date for such interim dividend. For this purpose, a U.S. holder must file proof of its taxpayer status, its residence and its beneficial ownership of the shares or ADSs. The depositary may require the U.S. holder also to provide other information in accordance with the Japanese tax laws and regulations. A U.S. holder that does not submit an application for reduced withholding before a dividend is paid can file a claim for refund of the Japanese tax withheld in excess of the reduced tax under the Old Treaty or New Treaty with the Japanese tax authorities.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Old Treaty and the New Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Old Treaty, the New Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a Beneficial owner of shares or ADSs that is for United States federal income tax purposes, that is (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for this purposes of the Old Treaty or the New Treaty, as applicable, (i) does not maintain a permanent establishment or fixed base in Japan to which shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (ii) is not otherwise ineligible for benefits under the Old Treaty or the New Treaty, as the case may be, with respect to income and gain from the shares or ADSs.

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

Taxation of Dividends

Under the U.S. federal income tax laws and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Honda out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. The Internal Revenue Service has announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121 day period beginning 60 days before the ex-dividend date. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Old Treaty or the New Treaty, as applicable, and paid over to Japan will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Old Treaty or the New Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a reduced rate of withholding under a treaty or a tax refund.

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

Passive Foreign Investment Company Rules

Honda believes that its shares and ADRs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation such as Honda which among other things is engaged in leasing and financing through several subsidiaries is not entirely clear.

In general, Honda will be a PFIC with respect to a U.S. holder if for any taxable year in which it held our ADRs or shares:

•	at least 75% of Honda’s gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of Honda’s assets is attributable to assets that produce or are held for the production of passive income.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Honda is exposed to market risks, which are changes in foreign currency exchanges rates, in interest rates and in prices of marketable equity securities. Honda is party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchanges rates and in interest rates. Honda does not hold any derivative financial instruments for trading purposes.

Foreign Currency Risk

Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

The tables below provide information about our derivatives related to foreign exchange risk as of March 31, 2003 and 2004. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency options to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2003			2004
	( Millions of yen )		Average contractual rate	( Millions of yen )		Average contractual rate
Forward Exchange Contract	Contract amounts	Fair value		Contract amounts	Fair value
To sell US$	¥187,765	(1,650)	119.96	¥260,110	4,345	107.34
To sell EUR	82,117	(2,613)	127.92	67,123	2,176	132.80
To sell CAD	33,616	(1,052)	81.45	22,716	110	80.93
To sell GBP	26,126	198	189.01	21,695	(13)	191.70
To sell other foreign currencies	22,532	(339)	various	14,140	315	various
To buy US$	4,536	56	118.41	3,774	(74)	107.62
To buy other foreign currencies	64	(1)	various	32	6	various
Cross-currencies	185,909	1,176	various	173,108	(437)	various

Total	¥542,665	(4,225)		¥562,698	6,428

	( Millions of yen )		Average contractual rate	( Millions of yen )		Average contractual rate
Currency Option	Contract amounts	Fair value		Contract amounts	Fair value
Option purchased to sell US$	¥141,001	1,257	various	¥50,497	1,454	various
Option written to sell US$	141,879	(1,096)	various	64,497	(192)	various
Option purchased to sell other currencies	12,804	90	various	2,050	151	various
Option written to sell other currencies	21,744	(396)	various	4,099	(10)	various
Option purchased to buy other currencies	6,166	74	various	—	—	various
Option written to buy other currencies	6,166	(40)	various	—	—	various

Total	¥329,760	(111)		¥121,143	1,403

Interest Rate Risks

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Our finance receivables are primarily fixed rate. Interest swap agreements are mainly used to convert floating rate financing to (normally 3-5 years) fixed rate financing in order to match financing costs with income from finance receivables. Foreign currency and interest rate swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2003 and 2004. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+ a and an index at the fiscal year end.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2003		2004
	( Millions of yen )		( Millions of yen )								Average interest rates
					Expected maturity date
	Total	Fair value	Total	Within 1year	1-2year	2-3year	3-4year	4-5year	Thereafter	Fair value
Direct Finance Leases:
JP¥	¥12,580	*	¥22,817	13,357	4,892	2,801	1,181	584	2	*	5.90%
US$	1,495,739	*	1,454,460	460,147	390,696	402,437	201,161	19	—	*	5.03%
Other	193,128	*	244,439	74,845	58,389	58,946	51,886	329	44	*	6.23%

Total - Direct Finance Leases	¥1,701,447	*	¥1,721,716	548,349	453,977	464,184	254,228	932	46	*

Other Finance Reveivables :
JP¥	¥336,198	304,648	¥331,559	124,041	88,982	59,307	34,020	15,616	9,593	301,749	5.90%
US$	1,253,115	1,272,876	1,510,120	513,342	297,993	288,009	253,294	142,095	15,387	1,522,724	5.03%
Other	230,514	224,201	264,546	140,520	50,044	38,162	25,036	9,902	882	256,201	7.38%

Total - Other Finance Reveivables	¥1,819,827	1,801,725	¥2,106,225	777,903	437,019	385,478	312,350	167,613	25,862	2,080,674

Retained interest in the sold pool of finance receivables **	67,024	67,024	61,072							61,072

Total	¥3,588,298		¥3,889,013

* :	Under accounting principles generally accepted in the United States of America, disclosure of fair values of direct finance leases is not required.
** :	The retained interest in the sold pool of finance receivables is accounted for as “trading” securities and is reported at fair value.

Long-Term Debt (including current maturities)

	2003		2004
	( Millions of yen )		( Millions of yen )
	Total	Fair value	Total	Expected maturity date						Fair value	Average interest rates
				Within 1year	1-2year	2-3year	3-4year	4-5year	Thereafter
Japanese yen bonds	¥141,000	142,250	¥171,000	30,000	—	61,000	50,000	30,000	—	170,989	0.75%
Japanese yen medium-term notes	228,788	231,608	379,707	45,500	93,079	56,607	96,511	84,810	3,200	382,677	0.53%
U.S. dollar medium-term notes	764,833	767,662	1,028,039	388,252	334,339	215,239	—	90,209	—	1,033,548	1.54%
U.S. dollar commercial paper	210,223	210,223	184,690	—	184,690	—	—	—	—	184,690	1.04%
Loans and others - primarily fixed rate	99,680	99,838	118,301	23,373	45,682	19,567	20,963	4,649	4,067	118,482	2.60%

Total	¥1,444,524	1,451,581	¥1,881,737	487,125	657,790	352,413	167,474	209,668	7,267	1,890,386

Interest Rate Swaps

		2003		2004
		( Millions of yen )		( Millions of yen )
Notional principal currency	Receive/Pay	Contract amounts	Fair value	Contract amounts	Expected maturity date						Fair value	Average receive rate	Average pay rate
					Within 1year	1-2year	2-3year	3-4year	4-5year	There after
JP¥	Float/ Fix	¥10,268	(174)	¥5,499	20	108	2,076	1,160	1,135	1,000	(103)	0.84%	1.32%
US$	Float/ Fix	1,791,621	(40,293)	1,997,417	187,539	379,131	792,942	637,805	—	—	(21,866)	1.12%	2.69%
	Fix/Float	2,404	94	114,145	—	2,114	22,194	—	89,837	—	4,064	3.60%	1.30%
	Float/Float	65,028	13	71,975	47,666	24,309	—	—	—	—	(2)	1.26%	1.21%
CA$	Float/Fix	312,719	(2,311)	238,581	18,831	54,534	54,406	93,439	17,371	—	(5,409)	2.29%	4.10%
	Fix/Float	—	—	19,877	5,205	2,374	—	35	12,263	—	261	4.28%	2.25%
	Float/Float	55,349	227	19,878	—	—	—	19,878	—	—	(94)	2.25%	2.35%
GBP	Float/ Fix	32,633	(539)	66,232	24,266	19,327	14,966	6,316	1,357	—	83	4.45%	4.72%
	Fix/ Float	17,050	58	22,575	7,651	6,873	4,926	2,514	611	—	83	4.82%	4.19%
NZD	Float/ Fix	664	(1)	—	—	—	—	—	—	—	—

Total		¥2,287,736	(42,926)	¥2,556,179	291,178	488,770	891,510	761,147	122,574	1,000	(22,983)

Currency & Interest Rate Swaps

			2003		2004
			(Millions of yen)		(Millions of yen)								Average receive rate	Average pay rate
Receiving side currency	Paying side currency	Receive/Pay	Contract amounts	Fair value	Contract amounts	Expected maturity date
						Within 1year	1-2year	2-3year	3-4year	4-5year	There after	Fair value
JP¥	US$	Fix/Float	¥150,579	319	¥255,323	16,605	69,789	29,113	73,444	66,372	—	25,836	0.63%	1.40%
		Float/Float	63,685	1,623	81,678	22,227	9,055	23,517	13,490	13,389	—	8,540	0.22%	1.37%
JP¥	EUR	Fix/Float	11,253	(995)	12,000	12,000	—	—	—	—	—	198	0.05%	2.04%
JP¥	CA$	Float/Float	13,848	50	8,647	1,072	4,301	—	—	—	3,274	(329)	0.65%	2.47%
JP¥	GBP	Fix/Float	43,626	(587)	13,028	13,028	—	—	—	—		(70)	0.06%	4.45%
Other	Other	Fix/Float	1,893	(290)	1,665	1,665	—	—	—	—	—	39	8.95%	1.12%
		Float/Float	17,857	291	29,915	29,915	—	—	—	—	—	(260)	1.35%	4.53%

	Total		¥302,741	411	¥402,256	96,512	83,145	52,630	86,934	79,761	3,274	33,954

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are generally securities of domestic Japanese companies and are held for purposes other than trading. At March 31, 2003 and 2004, the estimated fair value of marketable equity securities was ¥66.8 billion and ¥98.3 billion, respectively.

Additionally, Honda has convertible notes and convertible preferred stocks with conversion features that enable Honda to convert its investment into common shares of the issuer. Convertible features are accounted for as embedded derivatives.

The conversion features are measured at fair value in our consolidated balance sheets, and the changes in fair value are recognized as other income or expense in our consolidated statements of income.

Item 12. Description of Securities to be Registered

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and the participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Corporate Auditors of the Company has determined that the Company does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors.

The Company believes that the combined knowledge, skills and experience of the Board of Corporate Auditors, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

Our Principal Accountant, who conducted audits of our consolidated financial statements under accounting principles generally accepted in the United States of America or its affiliates, is our independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Millions of yen
	2003	2004
Audit Fees	570	581
Audit-Related Fees	78	221
Tax Fees	391	484
All Other Fees	131	2
Total	1,170	1,288

“Audit fees” means fees for audit services, which are professional services provided by independent auditors for the audit of our annual financial statements or for services that are normally provided by independent auditors with respect to any submissions required under applicable laws and regulations.

“Audit-related fees” means fees for audit-related services, which are assurance services provided by independent auditors that are reasonably related to the carrying out of auditing or reviewing of our financial reports and other related services. For example, this category includes fees for financial statement audits of employee benefit plans, accounting consulting, internal control reviews, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

“Tax fees” means fees for tax services, which are services provided by independent auditors related to tax compliance, tax advice and tax planning.

“All other fees” means fees for all other services, which are any services provided by independent auditors other than the audit services, audit-related services and tax services set forth above. This category includes fees for training and other miscellaneous support services.

Pre-approval policies and procedures of the Board of Auditors

Under applicable SEC rules, our Board of Corporate Auditors must pre-approve audit services, audit-related services, tax services and other services to be provided by our principal accountant to ensure that the independence of our principal accountant under such rules is not impaired as a result of the provision of any of these services.

While, as a general rule, specific pre-approval must be obtained for these services to be provided, our Board of Corporate Auditors has adopted pre-approval policies and procedures which list particular audit and non-audit services that may be provided without specific pre-approval. Our Board of Corporate Auditors reviews this list of services on an annual basis. All services to be provided to us by our principal accountant and its affiliates that are not specifically set forth in this list must be specifically pre-approved by our Board of Corporate Auditors.

Each of our business departments or subsidiaries receiving services from our principal accountant or its affiliate must submit a report to our Board of Corporate Auditors each fiscal year including the details of each service received during that fiscal year and the fees paid for each service. Our Board of Corporate Auditors takes this report into consideration at the time of reviewing the list of services attached to its pre-approval policies and procedures.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 17. Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation) (1)

1.3	Regulations of Board of Directors of the registrant (English translation) (1)

1.4	Regulation of the Board of Corporate Auditors of the registrant (English translation) (1)

2.1	Specimen common stock certificates of the registrant (English translation) (2)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (3)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (3)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (4)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 15, 2003.
(2)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Annex A. Unaudited Consolidated Balance Sheets Divided into Non-Financial

Services Businesses and Finance Subsidiaries

At March 31, 2003 and 2004	Yen(millions)		% of total
	2003	2004
Assets

Non-financial services businesses
Current Assets:	¥2,987,609	¥3,033,178	36.4
Cash and cash equivalents	530,343	707,917
Trade accounts and notes receivable	450,241	377,049
Inventories	751,980	765,433
Other current assets	1,255,045	1,182,779
Investment and advances	557,971	743,427	8.9
Property, plant and equipment, at cost	1,376,137	1,418,397	17.0
Other assets	325,398	269,073	3.3

Total assets	5,247,115	5,464,075	65.6

Finance Subsidiaries
Cash and cash equivalents	17,061	16,504	0.2
Finance subsidiaries – short-term receivables, net	1,106,917	1,271,171	15.3
Finance subsidiaries – long-term receivables, net	2,231,804	2,378,345	28.6
Other assets	149,235	152,895	1.8

Total assets	3,505,017	3,818,915	45.9
Eliminations	(1,070,841)	(954,222)	(11.5)

Total assets	¥7,681,291	¥8,328,768	100.0

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities:	¥1,950,980	¥2,017,607	24.2
Short-term debt	241,039	200,784
Current portion of long-term debt	9,753	6,912
Trade payables	835,302	913,649
Accrued expenses	653,570	691,637
Other current liabilities	211,316	204,625
Long-term debt	32,805	28,370	0.3
Other liabilities	789,031	724,331	8.8

Total liabilities	2,772,816	2,770,308	33.3

Finance subsidiaries
Short-term debt	1,400,962	1,170,538	14.1
Current portion of long-term debt	294,596	482,563	5.8
Accrued expenses	128,870	127,232	1.5
Long-term debt	1,111,069	1,378,346	16.5
Other liabilities	269,252	287,705	3.5

Total liabilities	3,204,749	3,446,384	41.4
Eliminations	(925,994)	(762,324)	(9.2)

Total liabilities	5,051,571	5,454,368	65.5

Common stock	86,067	86,067	1.0
Capital surplus	172,529	172,719	2.1
Legal reserves	29,391	32,418	0.4
Retained earnings	3,161,664	3,589,434	43.1
Accumulated other comprehensive income (loss)	(763,165)	(854,573)	(10.3)
Treasury stock	(56,766)	(151,665)	(1.8)

Total stockholders’ equity	2,629,720	2,874,400	34.5

Total liabilities and stockholders’ equity	¥7,681,291	¥8,328,768	100.0

Unaudited Consolidated Statements of Cash Flows Divided into Non-Financial

Service Businesses and Finance Subsidiaries

	Yen(millions)
	2003		2004
Year ended March 31, 2003 and 2004	Non-financial services businesses	Finance Subsidiaries	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net income	¥412,636	¥ 14,265	¥423,794	¥40,569
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	220,070	804	213,086	359
Deferred income taxes	(18,139)	86,572	34,532	78,890
Equity in income of affiliates	(62,638)	—	(75,424)	—
Loss on derivative instruments and related others	(1,956)	38,939	(74,469)	(10,314)
Decrease (increase) in trade accounts and notes receivable	(19,774)	—	53,035	—
Decrease (increase) in inventories	(146,574)	—	(51,836)	—
Increase (decrease) in trade payables	28,273	—	130,322	—
Other, net	131,705	163	(104,351)	65,493

Net cash provided by operating activities	543,603	140,743	548,689	174,997

Cash flows from investing activities:
Decrease (increase) in investments and advances	(122,255)	(551)	94,562	12
Capital expenditures	(316,345)	(646)	(287,311)	(430)
Proceeds from sales of property, plant and equipment	16,273	165	14,398	4,759
Decrease (increase) in finance subsidiaries-receivables	—	(796,314)	—	(745,872)

Net cash used in investing activities	(422,327)	(797,346)	(178,351)	(741,531)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(70,207)	156,825	(37,401)	(97,505)
Proceeds from long-term debt	8,240	767,749	11,663	885,084
Repayment of long-term debt	(9,886)	(283,589)	(11,169)	(278,079)
Proceeds from issuance of common stock	—	16,967	—	57,280
Cash dividends paid	(30,221)	(194)	(33,566)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(2,131)	—	280
Payment for purchase of treasury stock	(56,717)	—	(95,312)	—

Net cash provided by (used in) financing activities	(158,791)	655,627	(165,785)	567,060

Effect of exchange rate changes on cash and cash equivalents	(22,940)	(606)	(26,979)	(1,083)

Net change in cash and cash equivalents	(60,455)	(1,582)	177,574	(557)

Cash and cash equivalents at beginning of year	590,798	18,643	530,343	17,061

Cash and cash equivalents at end of year	¥530,343	¥ 17,061	¥707,917	¥16,504

Notes:

1.	Subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.
2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥121,276 million, while finance subsidiaries generated a negative free cash flow of ¥656,603 million in fiscal 2003. Non-financial services businesses lend to finance subsidiaries.

These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥124,908 million), free cash flow for non-financial services businesses in fiscal 2003 was ¥246,184 million.

3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥370,338 million, while finance subsidiaries generated a negative free cash flow of ¥566,534 million in fiscal 2004. Excluding the increase in loans to finance subsidiaries (¥112,116 million), free cash flow for non-financial services businesses in fiscal 2004 was ¥258,222 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries do not necessarily equal the consolidated amounts reflected in the Company’s audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.

HONDA MOTOR CO., LTD.

(Honda Giken Kogyo Kabushiki Kaisha)

(A Japanese Company)

AND SUBSIDIARIES

Consolidated Financial Statements

and

Report of Independent Registered

Public Accounting Firm

March 31, 2004

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Index to Consolidated Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:
Consolidated Balance Sheets - March 31, 2003 and 2004	F-4
Consolidated Statements of Income - Years ended March 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Stockholders’ Equity - Years ended March 31, 2002, 2003 and 2004	F-6
Consolidated Statements of Cash Flows - Years ended March 31, 2002, 2003 and 2004	F-7
Notes to Consolidated Financial Statements	F-8

Schedule:	Schedule Number
Valuation and Qualifying Accounts - Years ended March 31, 2002, 2003 and 2004	II

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

Report of Independent Registered Public Accounting Firm

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/S/ KPMG AZSA & Co.

Tokyo, Japan

April 27, 2004

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2003 and 2004

	Yen (millions)
	2003	2004
Assets
Current assets:
Cash and cash equivalents	¥547,404	¥724,421
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,343 million in 2003 and ¥9,177 million in 2004	444,498	373,416
Finance subsidiaries-receivables, net (note 2)	1,097,541	1,264,620
Inventories (note 3)	751,980	765,433
Deferred income taxes (note 8)	202,376	222,179
Other current assets (note 6)	248,561	303,185

Total current assets	3,292,360	3,653,254

Finance subsidiaries-receivables, net (note 2)	2,230,020	2,377,338

Investments and advances:
Investments in and advances to affiliates (note 4)	272,753	298,242
Other, including marketable equity securities (note 5)	140,218	242,824

Total investments and advances	412,971	541,066

Property, plant and equipment, at cost (note 6):
Land	342,991	354,762
Buildings	942,747	968,159
Machinery and equipment	2,023,724	2,072,347
Construction in progress	72,112	49,208

	3,381,574	3,444,476
Less accumulated depreciation	1,987,231	2,008,945

Net property, plant and equipment	1,394,343	1,435,531

Other assets (notes 6 and 8)	351,597	321,579

Total assets	¥7,681,291	¥8,328,768

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 6)	¥877,954	¥734,271
Current portion of long-term debt (note 6)	304,342	487,125
Trade payables:
Notes	26,076	29,096
Accounts	804,595	882,141
Accrued expenses	777,492	813,733
Income taxes payable (note 8)	64,179	31,194
Other current liabilities (notes 6 and 8)	267,752	357,259

Total current liabilities	3,122,390	3,334,819

Long-term debt (note 6)	1,140,182	1,394,612
Other liabilities (notes 6, 7, 8 and 10)	788,999	724,937

Total liabilities	5,051,571	5,454,368

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares; issued 974,414,215 shares in 2003 and 2004	86,067	86,067
Capital surplus	172,529	172,719
Legal reserves (note 9)	29,391	32,418
Retained earnings (note 9)	3,161,664	3,589,434
Accumulated other comprehensive income (loss) (notes 5, 8, 10 and 12)	(763,165)	(854,573)
Treasury stock, at cost 12,797,465 shares in 2003 and 33,498,264 shares in 2004	(56,766)	(151,665)

Total stockholders’ equity	2,629,720	2,874,400

Commitments and contingent liabilities (notes 15 and 16)

Total liabilities and stockholders’ equity	¥7,681,291	¥8,328,768

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2002, 2003 and 2004

	Yen (millions)
	2002	2003	2004
Net sales and other operating revenue (note 2)	¥7,362,438	¥7,971,499	¥8,162,600

Operating costs and expenses:
Cost of sales (note 1(r) and 2)	5,004,764	5,364,204	5,609,806
Selling, general and administrative (note 1(r))	1,301,296	1,445,905	1,503,683
Research and development	395,176	436,863	448,967

	6,701,236	7,246,972	7,562,456

Operating income	661,202	724,527	600,144

Other income (notes 1(p), 1(r) and 5):
Interest	7,445	7,445	9,299
Other	1,898	5,741	54,909

	9,343	13,186	64,208

Other expenses (notes 1(c), (p), (r) and 5):
Interest	16,769	12,207	10,194
Other	102,434	115,751	12,231

	119,203	127,958	22,425

Income before income taxes and equity in income of affiliates	551,342	609,755	641,927

Income taxes (note 8):
Current	223,064	176,632	139,318
Deferred	8,086	68,433	113,422

	231,150	245,065	252,740

Income before equity in income of affiliates	320,192	364,690	389,187

Equity in income of affiliates (note 4)	42,515	61,972	75,151

Net income	¥362,707	¥426,662	¥464,338

	Yen
	2002	2003	2004
Basic net income per common share (note 1(n))	¥372.23	¥439.43	¥486.91

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2002, 2003 and 2004

	Yen (millions)
	2002	2003	2004
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067

Balance at end of year	86,067	86,067	86,067

Capital surplus:
Balance at beginning of year	172,529	172,529	172,529
Reissuance of treasury stock	—	—	190

Balance at end of year	172,529	172,529	172,719

Legal reserves:
Balance at beginning of year	27,929	28,969	29,391
Transfer from retained earnings (note 9)	1,040	422	3,027

Balance at end of year	28,969	29,391	32,418

Retained earnings:
Balance at beginning of year	2,428,293	2,765,600	3,161,664
Net income for the year	362,707	426,662	464,338
Cash dividends (note 9)	(24,360)	(30,176)	(33,541)
Transfer to legal reserves (note 9)	(1,040)	(422)	(3,027)

Balance at end of year	2,765,600	3,161,664	3,589,434

Accumulated other comprehensive income (loss) (notes 5, 8, 10 and 12):
Balance at beginning of year	(484,527)	(479,175)	(763,165)
Other comprehensive income (loss) for the year, net of tax	5,352	(283,990)	(91,408)

Balance at end of year	(479,175)	(763,165)	(854,573)

Treasury stock:
Balance at beginning of year	—	(49)	(56,766)
Purchase of treasury stock	(49)	(56,717)	(95,318)
Reissuance of treasury stock	—	—	419

Balance at end of year	(49)	(56,766)	(151,665)

Total stockholders’ equity	¥2,573,941	¥2,629,720	¥2,874,400

Disclosure of comprehensive income:
Net income for the year	¥362,707	¥426,662	¥464,338
Other comprehensive income (loss) for the year, net of tax (notes 5, 8, 10 and 12)
Adjustments from foreign currency translation	119,401	(169,391)	(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(10,882)	(1,047)	21,246
Reclassification adjustments for losses realized in net income	2,975	7,137	—
Minimum pension liabilities adjustment	(106,142)	(120,689)	83,287

	5,352	(283,990)	(91,408)

Total comprehensive income for the year	¥368,059	¥142,672	¥372,930

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2003 and 2004

	Yen (millions)
	2002	2003	2004
Cash flows from operating activities (note 11):
Net income	¥362,707	¥426,662	¥464,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	194,944	220,874	213,445
Deferred income taxes	8,086	68,433	113,422
Equity in income of affiliates	(42,515)	(61,972)	(75,151)
Provision for credit and lease residual losses on finance subsidiaries-receivables	22,139	39,377	46,940
Loss (gain) on derivative instruments and related others, net	21,740	36,983	(84,783)
Decrease (increase) in assets:
Trade accounts and notes receivable	5,539	(16,842)	50,925
Inventories	10,191	(146,574)	(51,836)
Other current assets	69,243	(104,583)	(154,320)
Other assets	(28,577)	(44,820)	(24,018)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(14,101)	28,675	132,541
Accrued expenses	75,772	130,615	64,830
Income taxes payable	20,551	3,964	(31,068)
Other current liabilities	(41,717)	17,708	13,763
Other liabilities	59,762	30,412	43,656
Other, net	26,186	59,215	(9,742)

Net cash provided by operating activities	749,950	688,127	712,942

Cash flows from investing activities:
Decrease (increase) in investments and advances	1,392	(16,041)	40,598
Payment for purchase of available-for-sale securities	(4,605)	(3,904)	(61)
Proceeds from sales of available-for-sale securities	3,689	40,682	10,082
Capital expenditures	(303,424)	(316,991)	(287,741)
Proceeds from sales of property, plant and equipment	7,416	16,438	19,157
Acquisitions of finance subsidiaries-receivables	(2,900,128)	(3,265,076)	(3,564,012)
Collections of finance subsidiaries-receivables	1,615,182	1,710,833	1,993,892
Proceeds from sales of finance subsidiaries-receivables	693,907	760,500	820,650

Net cash used in investing activities	(886,571)	(1,073,559)	(967,435)

Cash flows from financing activities:
Increase (decrease) in short-term debt	5,997	(47,959)	(7,910)
Proceeds from long-term debt	624,070	775,987	885,162
Repayment of long-term debt	(298,718)	(292,063)	(289,107)
Cash dividends paid (note 9)	(24,360)	(30,176)	(33,541)
Increase (decrease) in commercial paper classified as long-term debt	649	(2,131)	280
Payment for purchase of treasury stock, net	—	(56,717)	(95,312)

Net cash provided by (used in) financing activities	307,638	346,941	459,572
Effect of exchange rate changes on cash and cash equivalents	20,905	(23,546)	(28,062)

Net change in cash and cash equivalents	191,922	(62,037)	177,017

Cash and cash equivalents at beginning of year	417,519	609,441	547,404

Cash and cash equivalents at end of year	¥609,441	¥547,404	¥724,421

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 31, 2002, 2003 and 2004

(1) General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 31 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the year ended March 31, 2004 were derived from: motorcycle business 12.2%, automobile business 80.8%, financial services 3.0%, power products and other businesses 4.0%. Operating income by category of activity for the year ended March 31, 2004 was derived from: motorcycle business 7.1%, automobile business 73.1%, financial services 18.1%, and power products and other businesses 1.7%. The total assets at March 31, 2004 were attributable to: motorcycle business 9.2%, automobile business 44.7%, financial services 45.9%, power products and other businesses 3.0%, and corporate assets (net of company-wide accounts eliminated in consolidation) (2.8%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2004, 77.0% of net sales and other operating revenue (¥6,283,459 million) was derived from subsidiaries operating outside Japan (2003: ¥5,995,981 million, 2002: ¥5,274,673 million). Net sales and other operating revenue for the year ended March 31, 2004 was geographically broken down based on the location of customers as follows: Japan 20.0%, North America 55.7%, Europe 9.4%, Asia 9.8%and others 5.1%. For the year ended March 31, 2004, 67.4% of operating income (¥404,464 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2003: ¥519,901 million, 2002: ¥439,192 million). Also, 68.3% of Honda’s assets at March 31, 2004 (¥5,688,405 million) was identified with foreign operations (2003: ¥5,190,627 million).

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

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. Honda applied FIN 46R as of March 31, 2004. The implementation of FIN 46R did not have a significant effect on Honda’s consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses – other, for each of the years in the three-year period ended March 31, 2004 were ¥4,512 million, ¥9,658 million and ¥11,753 million, respectively.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies are accounted for using the equity method.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2003 and 2004 were not significant.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2003 or 2004, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance receivables. Honda did not hold any “held-to-maturity” securities at March 31, 2003 or 2004.

Honda periodically reviews the fair value of investment securities. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(i) Goodwill

On April 1, 2002, Honda adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets” and ceased amortizing its goodwill at that time. SFAS No. 142 requires that goodwill be not amortized, but instead be tested for impairment at least annually. Prior to adopting SFAS No. 142, Honda amortized goodwill on a straight-line basis over the expected periods to be benefited, generally five years. The adoption of SFAS No. 142 did not have a material effect on Honda’s consolidated financial position and results of operations. Honda completed its transitional impairment test of goodwill effective April 1, 2002 and its annual test effective March 31, 2003 and 2004 as prescribed by SFAS No. 142 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2003 and 2004 were ¥15,566 million and ¥17,666 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net income and basic net income per common share exclusive of goodwill amortization expense recognized under previous accounting standards on an after-tax basis in the three-year period ended March 31, 2004 is as follows:

	Yen (millions)
	2002	2003	2004
Reported net income	¥362,707	¥426,662	¥464,338
Add back: Goodwill Amortization	2,056	—	—

Adjusted net income	¥364,763	¥426,662	¥464,338

	Yen
	2002	2003	2004
Basic net income per common share
Reported net income	¥372.23	¥439.43	¥486.91
Goodwill amortization	2.11	—	—

Adjusted net income	¥374.34	¥439.43	¥486.91

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(m) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2004 were ¥213,836 million, ¥234,670 million and ¥239,332 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(n) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2002, 2003 and 2004 was 974,408,513, 970,952,677 and 953,638,262, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2002, 2003 or 2004.

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

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenue and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2004 are as follows:

Yen (millions)
2002	2003	2004
¥ (46,678)	¥ 520	¥ 13,668

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

Honda adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”, on April 1, 2001, which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is immediately recognized in earnings.

The cumulative effect adjustments upon the adoption of SFAS No. 133 and SFAS No. 138, net of the related income tax effect, resulting in a decrease to net income of ¥89 million and a decrease to other comprehensive income of ¥5,998 million. Due to the immateriality of the amount, the cumulative effect adjustment to net income of ¥89 million and the cumulative effect adjustment to other comprehensive income of ¥5,998 million were recognized in other expenses in the consolidated statements of income for the year ended March 31, 2002.

As Honda does not apply hedge accounting subsequent to the adoption of SFAS No.133 and SFAS138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other expenses – other during the year ended March 31, 2002 and 2003, excluding the cumulative effect adjustment, was ¥14,039 and ¥19,910 million, respectively, while included in other income – other during the year ended March 31, 2004 was ¥122,583 million. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥806 million gain, ¥12,778 million loss and ¥36,410 million loss in other income (expenses) – other during the years ended March 31, 2002, 2003 and 2004, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥31,424 million loss, ¥45,988 million loss and ¥38,894 million loss are included in other income (expenses) – other during the years ended March 31, 2002, 2003 and 2004. These gains and losses are presented on a net basis.

(q) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2004 are as follows:

Yen (millions)
2002	2003	2004
¥ 134,358	¥ 144,791	¥ 146,698

(r) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses) – other. As a result of these reclassifications, operating profit for the years ended March 31, 2002 and 2003 increased by ¥21,906 million and ¥35,078 million, respectively.

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

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2003 and 2004:

	Yen (millions)
	2003	2004
Direct financing leases	¥1,701,447	¥1,721,716
Retail	1,550,787	1,822,873
Wholesale	241,039	256,588
Term loans to dealers	28,001	26,764

Total finance receivables	3,521,274	3,827,941
Retained interests in the sold pools of finance receivables	67,024	61,072

	3,588,298	3,889,013
Less:
Allowance for credit losses	18,628	26,327
Allowance for losses on lease residual values	22,355	26,124
Unearned interest income and fees	219,754	194,604

Finance subsidiaries-receivables, net	3,327,561	3,641,958
Less current portion	1,097,541	1,264,620

Noncurrent finance subsidiaries-receivables, net	¥2,230,020	¥2,377,338

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2004 and thereafter:

Years ending March 31	Yen (millions)
2005	¥1,326,252

2006	890,996
2007	849,662
2008	566,578
2009	168,545
After five years	25,908

2,501,689

Total	¥3,827,941

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2004 as follows:

	Yen (millions)
	2002	2003	2004
Finance income	¥209,315	¥240,995	¥245,834
Finance cost	62,444	42,507	35,796

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions during the year ended March 31, 2002, 2003 and 2004 totaling approximately ¥694,149 million, ¥735,047 million and ¥793,261 million, respectively, to investors. Pre-tax net gains on such sales for each of the years in the three-year period ended March 31, 2004, which are included in finance income in the table above, are ¥13,060 million, ¥10,144 million and ¥3,821 million, respectively. Finance subsidiaries sold direct financing lease receivables subject to limited recourse provisions totaling approximately ¥24,791 million in 2002. The sale resulted in a net loss of ¥183 million for 2002, which is included in the gain on sale of receivables in 2002. No direct financing lease receivables were sold in 2003 and 2004.

Finance subsidiaries serviced approximately ¥984,898 million and ¥1,001,891 million of receivables for investors at March 31, 2003 and 2004, respectively.

Retained interests in securitizations were comprised of the following at March 31 2003 and 2004:

	Yen (millions)
	2003	2004
Subordinated certificates	¥34,621	30,775
Residual interests	32,403	30,297

Total	¥67,024	61,072

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in retained interest in securitizations for each of the years in the three-year period ended March 31, 2004 are as follows:

	Yen (millions)
	2002	2003	2004
Balance at beginning of year	¥88,898	¥106,879	¥67,024
Additions	39,835	40,060	41,045
Repurchases	(8,914)	(45,404)	(7,716)
Amortization and fair value adjustments	(4,408)	2,582	868
Cash received	(15,729)	(27,317)	(32,140)
Foreign exchange translation	7,197	(9,776)	(8,009)

Balance at end of year	¥106,879	¥67,024	¥61,072

At March 31, 2004, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average Assumption
Prepayment speed	1.49%
Expected credit losses	0.34%
Residual cash flows discount rate	9.73%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2004 are as follows:

	2002	2003	2004
Weighted average life (years)	2.40 to 3.92	3.84 to 4.24	3.45 to 4.50
Prepayment speed	0.75% to 1.30%	1.00% to 1.50%	1.00% to 1.50%
Expected credit losses	0.20% to 0.35%	0.21% to 0.35%	0.22% to 0.81%
Residual cash flows discount rate	5.96% to 12.00%	6.67% to 12.00%	5.30% to 12.00%

The outstanding balance of securitized financial assets at March 31, 2004 is summarized as follows:

Yen (millions)
2004
Receivables sold:
Retail	¥994,258
Direct financing leases	7,633

Total receivables sold	¥1,001,891

  HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3) Inventories

Inventories at March 31, 2003 and 2004 are summarized as follows:

	Yen (millions)
	2003	2004
Finished goods	¥504,548	¥521,146
Work in process	23,728	22,237
Raw materials	223,704	222,050

	¥751,980	¥765,433

(4) Investments and Advances-Affiliates

Certain combined financial information in respect of affiliates accounted for on the equity method at March 31, 2003 and 2004, and for each of the years in the three-year period ended March 31, 2004 is shown below:

	Yen (millions)
	2003	2004
Current assets	¥693,288	¥713,957
Other assets, principally property, plant and equipment	739,974	796,967

	1,433,262	1,510,924
Current liabilities	543,836	548,466
Other liabilities	136,951	146,039

Net assets	¥752,475	¥816,419

	Yen (millions)
	2002	2003	2004
Net sales	¥2,299,994	¥2,527,293	¥2,646,166
Net income	103,632	153,422	168,905
Cash dividends received by Honda during the year	11,580	26,741	46,780

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2003 and 2004 included in retained earnings was ¥166,907 million and ¥194,417 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2003 and 2004, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2004:

	Yen (millions)
	2003	2004
Trade receivables from	¥24,085	¥26,487
Trade payables to	90,035	106,831

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	2002	2003	2004
Purchases from	¥536,404	¥555,257	¥551,757
Sales to	131,389	107,985	122,241

(5) Investments and Advances-Other

Investments and advances-other at March 31, 2003 and 2004 consisted of the following:

	Yen (millions)
	2003	2004
Marketable equity securities	¥66,841	¥98,300
Nonmarketable preferred stocks	16,200	16,200
Convertible preferred stocks	4,291	18,739
Convertible notes	6,010	49,759
Guaranty deposits	32,162	31,040
Life insurance contracts	4,385	4,181
Advances	1,786	4,064
Other	8,543	20,541

	¥140,218	¥242,824

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at March 31, 2003 and 2004, is summarized below:

	Yen (millions)
	2003	2004
Cost	¥34,063	¥30,928
Fair value	66,841	98,300
Gross unrealized gains	34,207	67,694
Gross unrealized losses	1,429	322

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for each of the years in the three-year period ended March 31, 2004, were, ¥11,356 million net losses, ¥21,797 million net losses and ¥3,468 million net gains, respectively.

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2004 were as follows:

	Yen (millions)
	2004
	Fair value	Unrealized losses
Less than 12 months	¥155	¥(31)
12 months or longer	926	(291)

	1,081	(322)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Short-term and Long-term Debt

Short-term debt at March 31, 2003 and 2004 is as follows:

	Yen (millions)
	2003	2004
Short-term bank loans	¥220,499	¥258,556
Medium-term notes	325,737	85,979
Commercial paper	331,718	389,736

	¥877,954	¥734,271

The weighted average interest rates on short-term debt outstanding at March 31, 2003 and 2004 were 1.99% and 1.58%, respectively.

Long-term debt at March 31, 2003 and 2004 is as follows:

	Yen (millions)
	2003	2004
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥278	¥253

	278	253
Subsidiaries:
Commercial paper	210,350	184,958
Loans, maturing through 2024:
Secured, principally from banks	22,059	20,571
Unsecured, principally from banks	59,597	71,603
1.31% Japanese yen unsecured bond due 2005	30,000	30,000
0.69% Japanese yen unsecured bond due 2006	60,000	60,000
0.81% Japanese yen unsecured bond due 2006	1,000	1,000
0.47% Japanese yen unsecured bond due 2007	50,000	50,000
0.79% Japanese yen unsecured bond due 2008	—	30,000
Medium-term notes, maturing through 2010	1,011,367	1,433,620
Less unamortized discount, net	127	268

	1,444,246	1,881,484

Total long-term debt	1,444,524	1,881,737
Less current portion	304,342	487,125

	¥1,140,182	¥1,394,612

The loans maturing through 2031 and through 2024 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.70% to 32.13% per annum at March 31, 2004 and weighted average interest rate on total outstanding long-term debt at March 31, 2003 and 2004 is 3.23% and 2.55%, respectively. Property, plant and equipment with a net book value of approximately ¥12,240 million and ¥11,425 million at March 31, 2003 and 2004, respectively, were subject to specific mortgages securing indebtedness.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2003 and 2004, ¥210,350 million and ¥ 184,958 million, respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2003 and 2004 was approximately 1.88% and 1.04%, respectively.

Medium-term notes are unsecured, and their interest rates range from 0.59% to 8.95% at March 31, 2003 and from 0.53% to 8.95% at March 31, 2004.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2004 and thereafter:

Years ending March 31:	Yen (millions)
2005	¥487,125

2006	657,790
2007	352,413
2008	167,474
2009	209,668
After five years	7,267

1,394,612

Total	¥1,881,737

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps are included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 13). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2004, Honda had unused line of credit facilities amounting to ¥729,857 million, of which ¥344,023 million related to commercial paper programs and ¥385,834 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2004, Honda also had committed lines of credit amounting to ¥692,467 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Other Liabilities

Other liabilities at March 31, 2003 and 2004 are summarized as follows:

	Yen (millions)
	2003	2004
Allowance for product warranty, net of current portion	¥130,307	¥151,286
Minority interest	52,546	59,185
Additional minimum pension liabilities (note 10)	555,206	419,747
Deferred income taxes	8,740	44,456
Other	42,200	50,263

	¥788,999	¥724,937

(8) Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2004 were allocated as follows:

	Yen (millions)
	2002	2003	2004
Income	¥231,150	¥245,065	¥252,740
Stockholders’ equity – Accumulated other comprehensive income (loss) (note 12)	(80,772)	(85,643)	43,620

	¥150,378	¥159,422	¥296,360

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2004 consisted of the following:

	Yen (millions)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2002:
Japanese	¥161,330	¥92,672	¥(19,970)	¥72,702
Foreign	390,012	130,392	28,056	158,448

	¥551,342	¥223,064	¥8,086	¥231,150

2003:
Japanese	¥176,515	¥114,809	¥(33,664)	¥81,145
Foreign	433,240	61,823	102,097	163,920

	¥609,755	¥176,632	¥68,433	¥245,065

2004:
Japanese	¥204,695	¥106,672	¥(16,448)	¥90,224
Foreign	437,232	32,646	129,870	162,516

	¥641,927	¥139,318	¥113,422	¥252,740

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The significant components of deferred income tax expense for each of the years in the three-year period ended March 31, 2004 are as follows:

	Yen (millions)
	2002	2003	2004
Deferred tax expense (exclusive of the effects of the other components listed below)	¥8,375	¥73,783	¥120,097
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	(2,298)	3,491
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(289)	(3,052)	(10,166)

	¥8,086	¥68,433	¥113,422

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.6% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for each of the years in the three-year period ended March 31, 2004. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduce standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. It will be effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 25% to 41%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2004 differs from the Japanese statutory income tax rate for the following reasons:

	2002	2003	2004
Statutory income tax rate	41.0%	41.0%	41.0%
Valuation allowance provided for current year operating losses of subsidiaries	2.9	0.8	2.6
Difference in statutory tax rates of foreign Subsidiaries	(1.0)	(2.1)	(1.4)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.2)	(0.6)	(1.6)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	(0.4)	0.5
Other	(0.8)	1.5	(1.7)

Effective tax rate	41.9%	40.2%	39.4%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2004 are presented below:

	Yen (millions)
	2003	2004
Deferred tax assets:
Inventory valuation	¥63,142	¥24,051
Allowance for dealers and customers	109,500	130,514
Foreign tax credit	32,735	10,166
Operating loss carryforwards	73,839	73,772
Minimum pension liabilities adjustment	221,481	167,224
Other accrued pension liabilities	78,544	89,263
Other	129,502	141,723

Total gross deferred tax assets	708,743	636,713
Less valuation allowance	65,040	71,726

Net deferred tax assets	643,703	564,987

Deferred tax liabilities:
Inventory valuation	(12,191)	(13,658)
Depreciation and amortization, excluding lease transactions	(35,590)	(50,100)
Lease transactions	(231,557)	(268,461)
Undistributed earnings of subsidiaries and affiliates	(43,493)	(22,737)
Net unrealized gains on marketable equity Securities	(13,111)	(26,934)
Other	(21,617)	(53,995)

Total gross deferred tax liabilities	(357,559)	(435,885)

Net deferred tax asset	¥286,144	¥129,102

Deferred income taxes at March 31, 2003 and 2004 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2003	2004
Current assets-Deferred income taxes	¥202,376	¥222,179
Other assets	224,105	162,323
Other current liabilities	(131,597)	(210,944)
Other liabilities	(8,740)	(44,456)

Net deferred tax asset	¥286,144	¥129,102

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003 and 2004.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The net change in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 was an increase of ¥14,904 million, ¥3,911 million and ¥6,686 million, respectively. The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards), net of existing valuation allowance within the foreseeable future.

At March 31, 2004, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥188,338 million, which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Within 1 year	¥900
1 to 5 years	20,167
5 to 15 years	25,588
Indefinite periods	141,683

¥188,338

At March 31, 2003 and 2004, Honda did not recognize deferred tax liabilities of ¥16,710 million and ¥31,193 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered permanently reinvested. At March 31, 2003 and 2004, the undistributed earnings not subject to deferred tax liabilities were ¥725,263 million and ¥1,557,268 million, respectively.

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

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2004 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2004 were ¥25, ¥31 and ¥35, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥23 per share aggregating ¥21,641 million to be proposed in June 2004.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Retirement benefits for directors, excluding certain benefits, are provided in accordance with management policy. There are occasions where officers other than directors receive special lump-sum payments at retirement. Such payments are charged to income as paid since amounts vary with circumstances and it is impractical to compute a liability for future payments.

In January 2003, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. Honda EPF, including certain domestic subsidiaries, has decided to transfer the substitutional portion of its EPF to the government and received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF in April 2004 and is proceeding with the remaining steps to effectuate the transfer. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2003	2004	2003	2004
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,365,694)	¥(1,537,055)	¥(161,172)	¥(185,645)
Service cost	(44,733)	(49,309)	(12,663)	(13,022)
Interest cost	(34,142)	(30,741)	(10,944)	(12,164)
Plan participants’ contributions	(6,669)	(7,487)	(684)	(811)
Actuarial gain (loss)	(136,938)	(7,626)	(14,128)	(19,748)
Benefits paid	29,205	29,339	1,523	1,814
Amendment	21,916	(15,523)	(30)	54
Foreign exchange translation	—	—	12,453	17,129

Benefit obligations at end of year	(1,537,055)	(1,618,402)	(185,645)	(212,393)

Change in plan assets:
Fair value of plan assets at beginning of year	692,926	625,240	146,063	140,482
Actual return on plan assets	(89,316)	132,336	(19,816)	37,688
Employer contributions	44,166	58,819	26,447	34,169
Plan participants’ contributions	6,669	7,487	684	811
Benefits paid	(29,205)	(29,339)	(1,523)	(1,814)
Foreign exchange translation	—	—	(11,373)	(16,487)

Fair value of plan assets at end of year	625,240	794,543	140,482	194,849

Funded status	(911,815)	(823,859)	(45,163)	(17,544)

Unrecognized actuarial loss	801,885	662,232	60,725	49,317
Unrecognized net transition obligations	7,796	6,761	454	374
Unrecognized prior service cost (benefit)	(89,438)	(68,002)	4,824	3,995

Net amount recognized	(191,572)	(222,868)	20,840	36,142

Adjustments to recognize additional minimum liabilities (note 7):
Intangible assets	—	—	—	(1,056)
Amount included in accumulated other Comprehensive income (loss)	(549,236)	(410,570)	(5,970)	(8,121)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(740,808)	¥(633,438)	¥14,870	¥26,965

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,537,055)	¥(1,613,967)	¥(72,844)	¥(87,498)
Accumulated benefit obligations	(1,366,048)	(1,424,689)	(56,673)	(67,494)
Fair value of plan assets	625,240	790,951	42,723	63,984

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension expense for each of the years in the three-year period ended March 31, 2004 included the following:

	Yen (millions)
	2002	2003	2004
Japanese plans:
Service cost-benefits earned during the year	¥39,506	¥44,733	¥49,309
Interest cost on projected benefit obligations	35,240	34,142	30,741
Expected return on plan assets	(30,083)	(31,711)	(32,041)
Net amortization and deferral	13,349	23,223	38,058

	¥58,012	¥70,387	¥86,067

Foreign plans:
Service cost-benefits earned during the year	¥10,434	¥12,663	¥13,022
Interest cost on projected benefit obligations	9,149	10,944	12,164
Expected return on plan assets	(9,739)	(9,593)	(12,947)
Net amortization and deferral	(978)	(1,781)	2,069

	¥8,866	¥12,233	¥14,308

Weighted-average assumptions used to determine benefit obligation at March 31, 2003 and 2004 were as follows:

	2003	2004
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%

Foreign plans:
Discount rate	5.5~7.0%	5.8~6.8%
Rate of salary increase	4.0~6.7%	4.3~6.7%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2004 were as follows:

	2002	2003	2004
Japanese plans:
Discount rate	3.0%	2.5%	2.0%
Rate of salary increase	2.8%	2.5%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.5~8.0%	5.5~7.5%	5.5~7.0%
Rate of salary increase	4.0~6.0%	4.0~6.0%	4.0~6.7%
Expected long-term rate of return	6.5~9.0%	6.5~9.0%	6.8~8.5%

Honda determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Honda considers the current expectations for future returns and the actual historical returns of each plan asset category.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Measurement date

The Company and its domestic subsidiaries use a March 31 measurement date for their plans.

Plan Assets

Honda’s domestic pension plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category are as follows:

	2003	2004
Japanese plans:
Equity securities	45%	38%
Debt securities	43%	26%
Other	12%	36%

	100%	100%

The Company’s investment policies for the domestic pension benefit are designed to maximize total returns are available to provide future payments of pension benefits to eligible participants under accepted risks. Honda sets target assets allocations for the individual asset categories based on the estimated returns and risks in the long future. Plan assets are invested in individual equity and debt securities using the target assets allocation.

Obligations

The accumulated benefit obligation for all domestic defined benefit plans at March 31, 2003 and 2004 were ¥1,366,048 million and ¥1,427,769 million, respectively.

Cash flows

Honda expects to contribute ¥41,912 million to its domestic pension plan in the year ending March 31, 2005.

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(11) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2002	2003	2004
Cash paid during the year for:
Interest	¥105,614	¥100,368	¥91,207
Income taxes	200,453	173,697	203,029

During the year ended March 31, 2004, the Company reissued its treasury stocks at fair value of ¥603 million to the minority shareholder of a subsidiary, upon which the Company merged with the subsidiary.

(12) Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2004 are as follows:

	Yen (millions)
	2002	2003	2004
Adjustments from foreign currency translation:
Balance at beginning of year	¥(419,482)	¥(300,081)	¥(469,472)
Adjustments for the year	119,401	(169,391)	(195,941)

Balance at end of year	(300,081)	(469,472)	(665,413)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	16,637	8,730	14,820
Realized (gain) loss on marketable equity securities	2,975	7,137	—
Increase (decrease) in net unrealized gains on marketable equity securities	(10,882)	(1,047)	21,246

Balance at end of year	8,730	14,820	36,066

Minimum pension liabilities adjustment:
Balance at beginning of year	(81,682)	(187,824)	(308,513)
Adjustments for the year	(106,142)	(120,689)	83,287

Balance at end of year	(187,824)	(308,513)	(225,226)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(484,527)	(479,175)	(763,165)
Adjustments for the year	5,352	(283,990)	(91,408)

Balance at end of year	¥(479,175)	¥(763,165)	¥(854,573)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 8)	Net-of-tax amount
2002:
Adjustments from foreign currency translation	¥118,341	¥1,060	¥119,401
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(18,994)	8,112	(10,882)
Reclassification adjustments for losses realized in net income	5,134	(2,159)	2,975

Net unrealized gains (losses)	(13,860)	5,953	(7,907)

Minimum pension liabilities adjustment	(179,901)	73,759	(106,142)

Other comprehensive income (loss)	¥(75,420)	¥80,772	¥5,352

2003:
Adjustments from foreign currency translation	¥(179,332)	¥9,941	¥(169,391)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(2,002)	955	(1,047)
Reclassification adjustments for losses realized in net income	12,135	(4,998)	7,137

Net unrealized gains (losses)	10,133	(4,043)	6,090

Minimum pension liabilities adjustment	(200,434)	79,745	(120,689)

Other comprehensive income (loss)	¥(369,633)	¥85,643	¥(283,990)

2004:
Adjustments from foreign currency translation	¥(219,372)	¥23,431	¥(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	35,069	(13,823)	21,246
Reclassification adjustments for losses realized in net income	—	—	—

Net unrealized gains (losses)	35,069	(13,823)	21,246

Minimum pension liabilities adjustment	136,515	(53,228)	83,287

Other comprehensive income (loss)	¥(47,788)	¥(43,620)	¥(91,408)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2003 and 2004 are as follows:

	Yen (millions)
	2003		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries - receivables (a)	¥1,835,085	¥1,868,749	¥2,112,139	¥2,141,746
Investments and advances - marketable equity securities	66,841	66,841	98,300	98,300
Debt	(2,322,478)	(2,329,535)	(2,616,008)	(2,624,657)
Foreign exchange instruments (b)
Asset position	¥9,598	¥9,598	¥43,847	¥43,847
Liability position	(13,523)	(13,523)	(2,062)	(2,062)

Net	¥(3,925)	¥(3,925)	¥41,785	¥41,785

Interest rate instruments (c)
Asset position	¥572	¥572	¥166	¥166
Liability position	(43,498)	(43,498)	(23,149)	(23,149)

Net	¥(42,926)	¥(42,926)	¥(22,983)	¥(22,983)

(a)	The carrying amounts of Finance subsidiaries-receivables at March 31, 2003 and 2004 in the table exclude ¥1,492,476 million and ¥1,529,819 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively.
(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows (see note 6):

	Yen (millions)
	2003	2004
Other current assets	¥4,025	¥9,761
Other assets	5,573	34,086
Other current liabilities	(13,523)	(2,062)

	¥(3,925)	¥41,785

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 6):

	Yen (millions)
	2003	2004
Other current assets	¥—	¥166
Other assets	572	—
Other current liabilities	(43,344)	(23,048)
Other liabilities	(154)	(101)

	¥(42,926)	¥(22,983)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contacts and currency swap agreements outstanding at March 31, 2003 were ¥542,665 million, ¥329,760 million and ¥302,741 million, respectively and totaled ¥1,175,166 million. At March 31, 2004, foreign currency forward contracts, foreign currency option contacts and currency swap agreements outstanding were ¥562,698 million, ¥121,143 million and ¥402,256 million, respectively and totaled ¥1,086,097 million.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2003 and 2004, the notional principal amounts of interest rate swap agreements were ¥2,287,736 million and ¥2,556,179 million, respectively.

(15) Commitments and Contingent Liabilities

At March 31, 2004, Honda had commitments for purchases of property, plant and equipment of approximately ¥29,707 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2003 and 2004, Honda has guaranteed approximately ¥88,193 million and ¥77,426 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were approximately ¥88,193 million and ¥77,426 million, respectively, at March 31, 2003 and 2004. As of March 31, 2004, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2004 are as follow:

	Yen (millions)
	2003	2004
Balance at beginning of year	¥196,011	¥239,798
Warranty claims paid during the period	(89,757)	(112,810)
Liabilities accrued for warranties issued during the period	137,390	161,406
Changes in liabilities for pre-existing warranties during the period	4,579	2,407
Foreign currency translation	(8,425)	(12,648)

	¥239,798	¥278,153

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2004 are as follows:

Years ending March 31:	Yen (millions)
2005	¥24,350
2006	16,140
2007	11,409
2008	6,930
2009	5,411
After five years	30,671

Total minimum lease payments	¥94,911

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2004 were ¥48,471 million, ¥46,877 million and ¥43,441 million, respectively.

(17) Selected Quarterly Financial Data (Unaudited and Not Reviewed) *

Quarterly financial data for the years ended March 31, 2003 and 2004 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income	Net income	Basic net income per common share
Year ended March 31, 2003:
First quarter	¥1,936,836	¥184,213	¥107,598	¥110.42
Second quarter	1,916,775	160,772	87,181	89.54
Third quarter	1,989,239	169,428	115,167	118.63
Fourth quarter	2,128,649	210,114	116,716	120.86

	7,971,499	724,527	426,662	439.43
Year ended March 31, 2004:
First quarter	¥2,008,228	¥159,465	¥101,819	¥106.02
Second quarter	2,017,203	158,431	137,359	143.33
Third quarter	1,992,245	169,328	151,050	158.66
Fourth quarter	2,144,924	112,920	74,110	78.47

	8,162,600	600,144	464,338	486.91

*	All quarterly financial data is unaudited and has not been reviewed by its independent registered public accounting firm.

Schedule II

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2002, 2003 and 2004

(In millions of yen)

		Additions	Deductions	Net increase (decrease) in unearned income
	Balance at beginning of period	Charged to costs and expenses	Bad debts written off		Trans- lation dif- ference	Balance at end of period
March 31, 2002:
Trade receivable
Allowance for doubtful accounts	¥7,899	¥2,794	¥2,505	¥—	¥474	¥8,662

Finance subsidiaries-receivables
Allowance for credit losses	¥8,296	¥14,123	¥10,232	¥—	¥778	¥12,965
Allowance for losses on lease residual values	8,563	8,016	4,893	—	874	12,560
Unearned interest income and fees	124,351	—	—	49,038	3,504	176,893

	¥141,210	¥22,139	¥15,125	¥49,038	¥5,156	¥202,418

March 31, 2003:
Trade receivable
Allowance for doubtful accounts	¥8,662	¥1,515	¥1,117	¥—	¥(717)	¥8,343

Finance subsidiaries-receivables
Allowance for credit losses	¥12,965	¥23,093	¥16,419	¥—	¥(1,011)	¥18,628
Allowance for losses on lease residual values	12,560	16,284	5,347	—	(1,142)	22,355
Unearned interest income and fees	176,893	—	—	46,779	(3,918)	219,754

	¥202,418	¥39,377	¥21,766	¥46,779	¥(6,071)	¥260,737

March 31, 2004:
Trade receivable
Allowance for doubtful accounts	¥8,343	¥2,803	¥1,877	¥—	¥(92)	¥9,177

Finance subsidiaries-receivables
Allowance for credit losses	¥18,628	¥29,968	¥19,924	¥—	¥(2,345)	¥26,327
Allowance for losses on lease residual values	22,355	16,972	10,989	—	(2,214)	26,124
Unearned interest income and fees	219,754	—	—	(27,315)	2,165	194,604

	¥260,737	¥46,940	¥30,913	¥(27,315)	¥(2,394)	¥247,055

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD)

By:	/s/ TAKEO FUKUI
Takeo Fukui President and Representative Director

Date: July 9, 2004
Tokyo, Japan

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation) (1)

1.3	Regulations of Board of Directors of the registrant (English translation) (1)

1.4	Regulation of the Board of Corporate Auditors of the registrant (English translation) (1)

2.1	Specimen common stock certificates of the registrant (English translation) (2)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (3)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (3)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (4)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 15, 2003.
(2)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.

1