Form 20-F
period 2005-03-31
HONDA MOTOR CO LTD
filed 2005-07-11
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

Title of each class		Outstanding as of March 31, 2005
(1)	Common Stock	924,870,427
(2)	American Depositary Shares evidenced by American Depositary Receipts, each representing one-half of one share of Common Stock	36,507,098

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☒    Item 18  ☐

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

F. Dividends and Paying Agents	73
G. Statement by Experts	73
H. Documents on Display	73
I. Subsidiary Information	73

Item 11. Quantitative and Qualitative Disclosure about Market Risk	74

Item 12. Description of Securities to be Registered	77

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	77

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds	77

Item 15. Controls and Procedures	77

Item 16A. Audit Committee Financial Expert	77

Item 16B. Code of Ethics	77

Item 16C. Principal Accountant Fees and Services	77

Item 16D. Exemption from the Listing Standards for Audit Committees	78

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	79

PART III

Item 17. Financial Statements	80

Item 18. Financial Statements	80

Item 19. Exhibits	80

Annex A. Unaudited consolidated balance sheets and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries	81

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2005 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), except that the consolidated financial statements do not include segment information required under U.S. GAAP.

You should read the U.S. GAAP selected consolidated financial data set out below together with “Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31, Yen (millions)					U.S. dollars (millions)
	2001	2002	2003	2004	2005	2005
Income statement data:
Net sales and other operating revenue	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105	$80,549
Operating income	401,438	661,202	724,527	600,144	630,920	5,875
Income before income taxes and equity in income of affiliates	384,976	551,342	609,755	641,927	656,805	6,116
Net income	232,241	362,707	426,662	464,338	486,197	4,527
Research and development	352,829	395,176	436,863	448,967	467,754	4,356
Depreciation	170,342	194,944	220,874	213,445	225,752	2,102
Capital expenditures	285,687	303,424	316,991	287,741	373,980	3,482

Balance sheet data:
Total assets	¥5,667,409	¥6,940,795	¥7,681,291	¥8,328,768	¥9,316,970	$86,758
Long-term debt	368,173	716,614	1,140,182	1,394,612	1,559,500	14,522
Stockholders’ equity	2,230,291	2,573,941	2,629,720	2,874,400	3,289,294	30,629
Common stock	86,067	86,067	86,067	86,067	86,067	801

Weighted average number of shares outstanding

	(Thousands of shares)
	2001	2002	2003	2004	2005
Weighted average number of common shares outstanding	974,414	974,408	970,952	953,638	933,767

Net income per common share
	(Yen)					(US$)
	2001	2002	2003	2004	2005	2005
Basic	¥238.34	¥372.23	¥439.43	¥486.91	¥520.68	$4.85
Diluted	238.34	372.23	439.43	486.91	520.68	4.85

Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.

Cash dividends declared during the period per common share:

	2001	2002	2003	2004	2005
Yen	¥23.00	¥25.00	¥31.00	¥35.00	¥51.00
US$	$0.19	$0.19	$0.26	$0.33	$0.47

Additionally, a year-end dividend of ¥37 ($0.34) per common share aggregating ¥34.2 billion ($319 million) relating to fiscal 2005 was determined by our board of directors in April 2005 and approved by our shareholders in June 2005. This dividend was paid in June 2005.

As described in Note (1) (s) to our consolidated financial statements, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2005.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥107.39 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2005. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On June 30 2005, the noon buying rate was ¥110.91 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2001	111.64	125.54	125.54	104.19
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006 (through June 30, 2005)	107.84	110.91	110.91	104.41
Jan-2005			104.93	102.26
Feb-2005			105.84	103.70
Mar-2005			107.49	103.87
Apr-2005			108.67	104.64
May-2005			108.17	104.41
June-2005			110.91	106.64

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

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets, which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time.

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations, balance sheet and cash flow, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition.

These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments.

While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda also is exposed to the risk that its counterparties to hedging contracts will default on their obligations.

Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

However, any default by such counterparties might have an adverse effect on Honda.

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

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

Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses are subject to various regulations, including the legal and other requirements of each country. If these regulations or the business conditions or policies of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Cautionary statement with respect to forward looking statements in this Annual Report

This Annual Report includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

•	the political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments’ specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, motorcycle and power product industries and markets in Japan and the United States, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	the effects of competition in the automobile, motorcycle and power product markets on the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	Honda’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and

•	the effects of economic stagnation or recession in Honda’s principal markets and exchange rate fluctuations on the Honda’s results of operations.

Honda undertakes no obligation and has no intention to publicly update any forward-looking statement after the date of this Annual Report. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities and Exchange Act of 1934.

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

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology. Approximately 19.0 million Honda engines were sold worldwide during the fiscal year ended March 31, 2005.

Honda’s principal executive office is located at 1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is 81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2003, 2004 and 2005, Honda’s capital expenditures were ¥316.9 billion, ¥287.7 billion and ¥373.9 billion, respectively. For further details of Honda’s capital expenditures during fiscal 2005, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business overview

Motorcycle Business

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft, and revenue from its motorcycle business during the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
Units (in thousands)	5,118	6,095	8,080	9,206	10,482
Revenue in billions of Japanese yen	¥805	¥947	¥978	¥996	¥1,097
Revenue as a Percentage of total sales revenue	12%	13%	12%	12%	13%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

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

Honda’s motorcycles are produced at two sites in Japan: Hamamatsu and Kumamoto. In fiscal 2005, the annual production output of these sites was 563,244 units. Honda’s motorcycles are also produced by subsidiaries in the United States, Italy, Spain, Brazil, Thailand, Vietnam, Philippine and India. Annual output in those countries in fiscal 2005 was approximately 388,000, 132,000, 37,000, 909,000, 2,256,000, 516,000, 234,000 and 546,000 units, respectively. Certain motorcycle components are manufactured in Japan and shipped to foreign plants for assembly. Each plant also buys locally made parts or manufactures parts using Honda’s intellectual property and technical guidance.

Automobile Business

The following table sets out Honda’s unit sales of automobiles and revenue from its automobile business during the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
Units (in thousands)	2,580	2,666	2,888	2,983	3,242
Revenue in billions of Japanese yen	¥5,231	¥5,929	¥6,440	¥6,592	¥6,963
Revenue as a percentage of total sales revenue	81%	81%	81%	81%	80%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda’s principal automobile products includes the following vehicle models:

Passenger cars:

Legend, Accord, Civic, City, Fit Saloon, Acura RL, Acura TL, Acura TSX

Multi-wagons, Minivans, Sport Utility Vehicle, Sports coupe:

Elysion, Odyssey, Step Wagon, Edix, FR-V, Stream, Fit, Jazz, Pilot, Element, CR-V, Acura MDX, Acura RSX

Mini-vehicles:

Life, That’s, Vamos, Acty

Automobiles are produced by Honda at two sites in Japan: the Saitama factory and the Suzuka factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Alliston (Canada), Swindon (U.K.) and Ayutthaya (Thailand).

The manufacture of the Life, Vamos and Vamos-Hobio, Acty-Truck and Acty-Van, is undertaken by Yachiyo Industry Co., Ltd., one of our affiliates.

Financial Services Business

The following table sets out Honda’s revenue from Financial Services during the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
Revenue in billions of Japanese yen	¥169	¥201	¥237	¥242	¥255
Revenue as a percentage of total sales revenue	3%	2%	3%	3%	3%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

In our financial services business, Honda offer a variety of financial services to our customers and dealers through financial subsidiaries in Japan and abroad, with the aim of providing sales support for our products.

Power Product and Other Businesses

The following table sets out Honda’s revenue from Power Product and Other Businesses during the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
Units (in thousands)	3,884	3,926	4,584	5,047	5,300
Revenue in billions of Japanese yen	¥257	¥282	¥315	¥331	¥332
Revenue as a percentage of total sales revenue	4%	4%	4%	4%	4%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda manufactures a variety of power products including power tillers, portable generators, general-purpose engines, grass cutters, outboard engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers).

Marketing and Distribution

Most of Honda’s products are distributed under trademarks of Honda in Japan and/or in overseas markets. Major trademarks include HONDA, ACURA, LEGEND, INSPIRE, ACCORD, CIVIC, CITY, FIT SALOON, FIT ARIA, ACURA RL, ACURA TL, ACURA TSX, ELYSION, ODYSSEY, STEP WGN, EDIX, FR-V, STREAM, MOBILIO, FIT, JAZZ, PILOT, RIDGELINE, ELEMENT, CR-V, HR-V, MDX, NSX, S2000, INSIGHT, INTEGRA, ACURA RSX, LIFE, THAT’S, VAMOS, ACTY, GOLDWING, WAVE, and CUB.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 10,400 outlets, including approximately 1,000 PROS authorized dealerships. PROS dealerships sell substantially all of Honda’s Japanese motorcycle models.

Honda’s distribution channels for automobiles in Japan consist of three dealer networks: PRIMO Shops, CLIO Shops and VERNO Shops, which sell different models of Honda automobiles. At present, 868 retail dealers operate 1,504 PRIMO Shops and sell the Civic, Life, That’s, Vamos, and Acty. Honda’s 82 retail dealers operate 510 CLIO Shops and sell the Legend and Accord series. 76 retail dealers operate 401 VERNO Shops and sell the MDX, Element, CR-V, HR-V, NSX, S2000 and Integra. In addition, Inspire, Fit Aria, Elysion, Odyssey, Step Wagon, Edix, Stream, Spike, Mobilio, Fit, Insight, and Partner are sold through all three dealer networks.

Power products are distributed in Japan primarily through Honda’s nine sales offices to approximately 1,520 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

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

In the United States, which is the largest market for Honda automobiles, Honda markets its products through a sales network of approximately 1,278 independent local dealers for automobiles, approximately 1,250 for motorcycles and approximately 5,600 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 264 dealerships at the end of fiscal 2005. The Acura network offers the RL, TL, TSX, MDX, NSX, RSX and EL (Canada only) models.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, TL, Odyssey, Pilot, Element, and MDX to other markets. In fiscal 2005, Honda exported approximately 24,255 units from North America to 38 countries throughout the world.

In Europe, Honda’s products are distributed in the United Kingdom, Germany, France, Belgium, the Netherlands, Spain, Switzerland, Austria, Italy and other European countries through approximately 1,600 independent local dealers for automobiles, approximately 1,850 for motorcycles and approximately 4,650 for power products.

Honda Motor Co., Ltd. exports motorcycle components to 19 countries, including India, Thailand, Indonesia, the People’s Republic of China and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda Motor Co., Ltd. exports automobile components to 13 countries, including the United States, Canada, the People’s Republic of China, Thailand and Brazil, where automobiles are manufactured by itself, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda Motor Co., Ltd. also exports power product components to 8 countries, including the United States, Thailand, United Kingdom, France, India, Indonesia and Australia, where power products are manufactured by itself, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and parts related operations overseas

Honda provides its overseas operations, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Net Sales by Product Group and Region

Breakdown of Net Sales and Other Operating Revenue by Category of Activity

	Fiscal years ended March 31, Yen (millions)
	2003	2004	2005
Motorcycle Business	¥978,095	¥996,290	¥1,097,754
Automobile Business	6,440,094	6,592,024	6,963,635
Financial Services	237,958	242,696	255,741
Power Product and Other Businesses	315,352	331,590	332,975

Total	¥7,971,499	¥8,162,600	¥8,650,105

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Breakdown of Net Sales and Other Operating Revenue by Geographical Markets

	Fiscal years ended March 31, Yen (millions)
	2003	2004	2005
Japan	¥1,748,706	¥1,628,493	¥1,699,205
North America	4,567,926	4,542,930	4,575,076
Europe	661,961	770,110	870,795
Asia	645,526	801,611	977,011
Others	347,380	419,456	528,018

Total	¥7,971,499	¥8,162,600	¥8,650,105

Note:	All information regarding geographical segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.

See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 44% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2005.

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

Seasonality

Honda’s motorcycle and power product businesses have historically experienced some seasonality. However, this seasonality has generally not been material to our financial results.

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, for emissions limits The Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline vehicles and diesel vehicles effective from 2008.

The long term targets for gasoline vehicles remain unchanged from before except that now gasoline direct injection vehicles required the PM standard. Long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM.

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

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the “California Low Emission Vehicle Program” in 1990, aimed at establishing the strictest emission regulations in the world. In late 1998, CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (“LEV II”). These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, CARB approved modifications to the “Zero-Emission Vehicles”(“ZEV”) requirement under LEV II, permitting gasoline SULEVs (Super Ultra Low Emission Vehicle), hybrid vehicles (powered by gasoline engine and/or electric motor) and compressed natural gas (“CNG”) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development.

In April 2004, CARB finalized its “Zero-Emission Vehicles (ZEV)” requirements. Under these requirements, from the 2005 model year 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (“PZEV”), which include SULEVs with warranties covering through at least the earlier of 15 years or 150,000 miles driven, 2% must be advanced technology PZEVs and 2% must be ZEVs. Required percentages will be gradually increased under the “Zero-Emission Vehicle” standards from the 2008 model year.

In 2005, New York state, Massachusetts state, Vermont state adopted California ZEV regulation. ZEV mandate will be implemented in Model Year 2007. Main state proposed ZEV regulation for Model Year 2009 and beyond. Rhode Island state, Connecticut state and New Jersey state proposed ZEV regulation from Model Year 2008.

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

In 2005, the European Union will create a new emission standard (EURO5) and comprehensive requirements for gasoline vehicles and diesel vehicles effective from 2010. Emission limits for diesel vehicles will be lowered by more than the EURO4 level of NOx and PM.

Other Regions

China adopted Step3 and Step4 emission regulation for light-duty vehicles in 2005.

This regulation is nearly equivalent to EURO3 and EURO4. Step3 will be implemented from 2007 and Step4 will be implemented from 2010.

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement.

Accordingly, some manufacturers shall be required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard.

In addition to the above countries, several Asian countries adopted regulations which are nearly equivalent to the European regulation (e.g. EURO2 and EURO3).

In Australia, EURO4-equivalent regulations will be implemented from July 2008.

2. Fuel Economy / CO2

Japan

In 1998, an amendment was made to the Law Concerning Rationalization of Energy Usage that established in Japan a fuel efficiency standard based on weight class. This standard was tightened in 2005 for diesel-fueled automobiles. For gasoline automobiles, tighter standards, to be implemented in 2010, have also been established.

In light of the CO2 reduction targets promulgated in the Kyoto protocol, the Japanese government issued a fuel regulation for an interim ethanol blending limit (less than 5%) which became effective in 2003. The Japanese government intends to further increase this limit until the final target of 10% is achieved within a decade.

In 2005, discussions about the POST 2010 standard began among applicable ministries and industries.

Ethanol blended fuel is a “Biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (“CAFÉ”) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been 27.5 miles per gallon since 1990, and for light trucks it has been 20.7 miles per gallon since 1996. Passenger cars are divided into the following two categories, “Domestic” and “Import”, and credits earned in one category may not be applied to another.

Taking into consideration that the National Academy of Science (“NAS”) encouraged improving fuel economy in its Study Report issued in July 2001 and that both the U.S. Senate and the House of Representatives have had heated discussions on raising the CAFE standards, it appears that regulations requiring even greater fuel economy in the United States are likely.

In 2003, the National Highway Traffic Safety Administration (“NHTSA”) issued a new standard for model year 2005-2007 light trucks. The new rule will raise the current standard of 20.7 miles per gallon by a total of 1.5 miles per gallon over the next three years, as follows: 21.0 miles per gallon for model year 2005, 21.6 miles per gallon for model year 2006, and 22.2 miles per gallon for model year 2007. In December 2003, NHTSA proposed to amend the structure of application of the CAFE standards and requested comments from the public.

In December 2004, CARB adopted but did not finalize its Green House Gas regulation (GHG). Under the GHG regulation, automobile manufactures have to improve fuel economy more than 50% from the current level by Model Year 2016.

Many other states proposed GHG regulations in 2005.

Europe

In early 1999, the European Union reached a voluntary agreement with the European Automotive Manufacturers Association for the establishment of an average emissions target of 140 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2008. The Japan Automobile Manufacturers Association (“JAMA”) and the Korean Automobile Manufacturers Association also reached a similar voluntary agreement with the European Union targeting implementation in 2009. In 2003, in an interim review, the emissions reduction efforts made by these associations were reviewed and the possibility of setting a more stringent target of above 140 grams is now being discussed. In 2003, JAMA achieved the midterm target (165-175 grams). JAMA achieved additional reduction of carbon dioxide in 2004 as compared to 2003.

The EU also recommends use of biomass fuel blends.

Other Regions

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation will be implemented from 2005 and Step 2 will be implemented from 2008.

South Korea adopted a regulation, Corporate Average Fuel Economy, for passenger vehicles in 2005. Domestic vehicles shall meet the requirement from 2006 and imported vehicles shall meet the requirement from 2010.

3. Recycling / End-of-Life Vehicles (“ELV”)

Japan

Japan enacted the Automobile Recycling Law in July 2002, which has required manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (“ELV”), effective from January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars.

Europe

In September 2000, the European Union approved a directive requiring its member states to promulgate regulations implementing the following by April 21, 2002:

•	Manufacturers must be financially responsible for taking back end-of-life vehicles offered forsale after July 1, 2002 and for their dismantling and recycling. Beginning on January 1, 2007, all vehicles offered for sale in the European Union before July 1, 2002 must also be included;

•	Manufacturers must not use specified hazardous materials in vehicles offered for sale in the European Union after July 2003; and

•	95% of vehicle parts sold in the European Union as of a specified date, which will be designated in a future directive, must be re-usable and recoverable.

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

In March 2005, the Ministry of Land, Infrastructure and Transport issued the world’s first Seat Belt Reminders standard. The driver’s seat in passenger vehicles will be equipped with a seat belt reminder, from September 1, 2005 for new models and from September 1, 2008 for all vehicles.

The United States

The Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD Act”) was enacted in the United States on November 1, 2000. The TREAD Act required the NHTSA to upgrade federal motor vehicle safety standards relating to tires based on a vehicle test that takes into account the rollover propensity of vehicles. The TREAD Act also required the NHTSA to reinforce the existing recall system and current safety standards. Items to be reinforced in the recall system included reporting obligations to the NHTSA in respect of recalls in foreign countries (overseas recall reporting requirements), for which regulations took effect in November 2002, and regulatory reporting of various manufacturers’ information to specify defects at earlier stages (early warning reporting requirements), for which regulations took effect in July 2003. Safety standards under the TREAD Act included an assessment method for active rollover (finalized in October 2003), a testing method for child restraining equipment (finalized in October 2003) and tire standards (finalized in June 2003). Furthermore, NHTSA reissued a final rule of tire pressure monitoring system standard in April 2005 based on the Act, which was finalized in June 2002 but vacated in November 2003 by a court decision. The Act also substantially increased the NHTSA’s authority to impose civil penalties for noncompliance with regulatory requirements and specified possible criminal penalties for violations of the Federal Fraud and False Statements Act.

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including a final rule specifying performance requirements for advanced airbag systems. The rule imposed a new test method with stringent new injury criteria and set forth a phase-in compliance schedule mandating that all vehicles produced by a manufacturer meet the new safety standard by 2005.

In 2003, NHTSA also issued various motor vehicle safety standards, including a final rule specifying enhanced fuel system integrity requirements. For example, the rule changes the test method for rear crash impacts from a full-lap 50km/h test to an offset 80km/h test, and sets forth a phase-in compliance schedule mandating that 40% of all vehicles produced by a manufacturer meet the new safety standard by 2006, 70% by 2007, and 100% by 2008.

In December 2003, vehicle manufacturers, including us, presented to the public a statement on crash vehicle compatibility, “ENHANCING VEHICLE-TO-VEHICLE CRASH COMPATIBILITY: A Set of Commitments for Progress by Automobile Manufacturers.” This report describes the recommended performance criteria and research plans developed by an international group of safety experts for enhancing vehicle-to-vehicle crash compatibility in front-to-front and front-to-side crashes. By September 1, 2007, the goal is for at least 50% of all vehicles offered in the U.S. by participating manufacturers to meet the front-to-side performance criteria, and by September 2009, for 100% of the vehicles of participating manufacturers to meet the criteria. For the front-to-front criteria, the goal is for 100% of the vehicles of participating manufacturers to meet the criteria by September 2009, with no interim goals set. We are a participating manufacturer and intend to meet these voluntary standards.

In May 2004, NHTSA issued a proposed rule to upgrade side impact protection standards. The rule imposes a requirement to provide head protection and adopt a small adult female dummy in side crashes for the first time. Manufacturers must meet an additional performance test involving a 32-km/h vehicle side impact into a rigid pole at an approach angle of 75 degrees for 20% of all vehicles produced by a manufacturer by 2009, 50% by 2010, and 100% by 2011. New dummies will be used from September 1, 2009 for the existing moving deformable barrier test and new pole test.

In December 2004, NHTSA issued an upgraded rule for head restraints to reduce whiplash injuries in rear-end collisions. The new standard will require head restraints to be higher and positioned closer to the head. All passenger vehicles manufactured on or after September 1, 2008 will be covered under the upgraded standard.

In December 2004, NHTSA issued a standard to require Lap/Shoulder Safety Belts for rear center seats in passenger vehicles. Manufacturers must comply with it for 50% of all vehicles produced by 2005, 80% by 2006, and 100% by 2007.

Europe

The European Commission and automobile industry associations have reached a negotiated agreement on pedestrian protection requirements. As a first step toward implementation of new requirements pursuant to this agreement, work has been done toward a prohibition on automobile manufacturers supplying rigid bull bars since January 1, 2002 and improvement of the rate of anti-lock brake systems installed since July 1, 2004.

The European Commission issued a regulation and technical prescription for pedestrian protection. The regulation required M1 (Passenger vehicles up to 9 passengers) and N1 (Light commercial vehicles with gross vehicle weight up to 3.5t) vehicles to meet standards for the protection of pedestrians in the event of a collision with the front of a motor vehicle.

The regulation consists of Phase 1, to be effective October 1, 2005 for new types of vehicles and December 31, 2012 for all vehicles, and Phase 2, to be effective September 1, 2010 for new types of vehicles and September 1, 2015 for all vehicles.

In early 2004, The European Commission issued a revised regulation relating to indirect vision to reduce “blind spots” on motor vehicles of which side and rear areas are not visible to the driver via side or rear-view mirrors. The regulation is effective January 29, 2006 for new types of vehicles and January 29, 2010 for all vehicles.

Additionally, the European Commission has established a project called “eSafety” aimed at cutting road fatalities in half by 2010. The project focuses on road accident prevention. To achieve this target, such issues as the introduction of new features on automobiles are being discussed.

5. New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by automobile manufacturers are conducted in countries such as the United States, Japan, Australia and the EU. The principal items assessed in these programs are passenger protection and braking power, which are typically assessed with stricter standards or criteria than those required by statute. Introduction of a pedestrian protection safety assessment NCAP was implemented in Japan from mid 2003. The assessment results were released in April 2004.

In the United States, NHTSA issued a final protocol for new rollover resistance assessments, using combined static and dynamic assessment methods. This protocol was issued in October 2003 under the TREAD Act, and the results of the assessments were released in January 2004.

A passive safety performance evaluation NCAP has been implemented worldwide. However, in Europe, an environmental NCAP (ECO-TEST) featuring performance for emission and CO2 and commissioned by FIA (the International Automobile Federation), has also been implemented, effective in April 2003.

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

Europe

The EU maintains emissions regulations (EURO2) for motorcycles, as well as the “Motor Cycle (& Moped)-Whole Vehicle Type Approval”, a uniform certification system for two or three-wheeled motor vehicles.

The EURO3 regulations, which will be the most stringent standard for motorcycles, will be implemented in 2006.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

In Thailand, a fifth stage of emissions control, which is generally equivalent to or stricter than EURO-2, has been implemented.

In Indonesia, EURO2-equivalent regulations were introduced in the beginning of this year.

In China, EURO2-equivalent regulations were introduced in 2004.

In Brazil, EURO2-equivalent regulations have been in effect from the beginning of this year. EURO3-equivalent regulations will be implemented from the beginning of 2009.

In India, regulations based on Indian authorities’ own test method are in effect and enhanced regulations were enacted in 2005.

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

In 1995 the State of California enacted new engine emissions regulations for small non-road engines. California is now gradually shifting its focus on emissions regulations for engines in use manufactured in model year 2000 and beyond. California has introduced tighter tail-pipe emissions standards and add requirements for evaporative emissions from small non-road engines from model year 2005. With respect to marine engines, California enacted emissions regulations for model year 2001 outboard engines and personal watercraft that are equivalent to the U.S. federal government’s model year 2006 regulations, and strengthened these regulations in model year 2004. California plans to further strengthen the regulations for these products in model year 2008.

The state of New York will introduce emission regulations generally equivalent to the State of California regulations for Personal Water Crafts from model year 2006.

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to U.S. EPA regulations for small non-road engines from model year 2006, with some exceptions, such as the EPA production line testing requirements and quarterly reporting requirements which will not be enacted in Canada.

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

Preparing for the Future

The global economy, driven primarily by the U.S. and Asian economies, is expected to grow steadily, but the pace of growth is anticipated to slow down. Also, the global management environment still lacks transparency because of global political and economic uncertainty, fluctuations in oil and materials prices, and currency movements. In Japan, the economic recovery has become more moderate, and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of its customers and society and the changes in its business environment. Honda recognizes that further enhancing the following specific areas is essential to its success:

Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda aims to enhance the creativity in its advanced technology and products and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high-quality products.

Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and to upgrade its sales and service structure, in order to further satisfy our customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggresivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better clean, fuel-efficient engine technologies and to improve further recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impacts, as measured by the *Life Cycle Assessment, in all of its business fields, including logistics and sales. In its production activities, Honda will promote environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Company-wide activities, we will strive to materialize Honda’s visions of “value creation,” “globalization,” and “commitment to the future,” with the aim of sharing the joy with Honda’s customers, thus becoming a company valued by society.

C. Organizational Structure

As of March 31, 2005, the Company had 129 Japanese subsidiaries and 190 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yutaka Giken Co., Ltd.	Japan	Manufacturing	69.7
Honda Foundry Co., Ltd.	Japan	Manufacturing	82.1
Honda Lock Mfg. Co., Ltd.	Japan	Manufacturing	100.0
Asama Giken Co., Ltd.	Japan	Manufacturing	77.5
Honda Motorcycle Japan Co., Ltd.	Japan	Sales	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
Suzuka Circuitland Co., Ltd.	Japan	Others (Leisure)	86.2
Honda Trading Corporation	Japan	Others (Trading)	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of operation of Subsidiaries	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Celina Aluminum Precision Technology Inc.	U.S.A.	Manufacturing	100.0
Honda Power Equipment Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Cardington Yutaka Technologies Inc.	U.S.A.	Manufacturing	100.0
Honda of South Carolina Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda Trading America Corporation	U.S.A.	Others (Trading)	100.0
Honda Engineering North America, Inc.	U.S.A.	Manufacturing and Sales of equipment and development of production technology	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Europe NV	Belgium	Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of operation of subsidiaries and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Europe Power Equipment, S.A.	France	Manufacturing and Sales	100.0
Honda Motor Europe (North) Gmbh	Germany	Sales	100.0
Honda Bank Gmbh	Germany	Finance	100.0
Honda R&D Europe (Deutschland) Gmbh	Germany	Research & Development	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Montesa Honda S.A.	Spain	Manufacturing and Sales	88.1
Honda Motor (China) Investment Corporation, Limited	China	Holding Company	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle and Scooter India Private Limited	India	Manufacturing and Sales	100.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	99.9
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia SDN. BHD.	Malaysia	Manufacturing and Sales	51.0
Honda Atlas Cars (Pakistan) Limited	Pakistan	Manufacturing and Sales	51.0
Honda Philippines, Inc.	Philippines	Manufacturing and Sales	99.6
Honda Cars Philippines, Inc.	Philippines	Manufacturing and Sales	54.2
Honda Taiwan Co., Ltd.	Taiwan	Manufacturing and Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of operation of subsidiaries and Sales	100.0
Honda Leasing (Thailand) Company Limited	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	91.4
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of operation of subsidiaries and Holding company	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Componentes da Amazonia Ltda.	Brazil	Manufacturing	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0
Honda New Zealand Limited	New Zealand	Sales	100.0

D. Property, Plants and Equipment

Honda’s manufacturing operations are principally conducted in 30 separate factories, four of which are located in Japan. The following table sets out information, as of March 31, 2005, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,419	Automobiles
Hamamatsu, Shizuoka, Japan	3,444	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	7,095	Automobiles
Ohzu-machi, Kikuchi-gun, Kumamoto, Japan	2,835	Motorcycles, power products and engines
Marysville, Ohio, U.S.A.	7,106	Motorcycles, automobiles and all-terrain vehicles
Anna, Ohio, U.S.A.	2,785	Engines
East Liberty, Ohio, U.S.A.	2,641	Automobiles
Lincoln, Alabama, U.S.A.	4,541	Automobiles
Swepsonville, North Carolina, U.S.A.	573	Power products
Timmonsville, South Carolina, U.S.A.	1,563	All-terrain vehicles
Alliston, Ontario, Canada	4,616	Automobiles
El Salto, Mexico	1,331	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,955	Automobiles and engines
Ormes, France	181	Power products
Atessa, Italy	694	Motorcycles, power products and engines
Barcelona, Spain	285	Motorcycles
Greater Noida, India	962	Automobiles
Gurgaon, India	2,365	Motorcycles
Karawang, Indonesia	1,029	Automobiles
Alor Gajah, Malaysia	1,020	Automobiles
Lahore, Pakistan	386	Automobiles
Manila, Philippines	526	Motorcycles and power products
Laguna, Philippines	666	Automobiles
Pingtung, Taiwan	793	Automobiles
Ayutthaya, Thailand	2,151	Automobiles
Bangkok, Thailand	2,537	Motorcycles and power products
Vinhphuc, Vietnam	894	Motorcycles
Sumare, Brazil	1,297	Automobiles
Manaus, Brazil	5,678	Motorcycles and power products
Gebze, Turkey	485	Automobiles

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

As of March 31, 2005, the Company’s property, with a net book value of approximately ¥12.8 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Manufacturing-related capital expenditures in fiscal 2005 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥373.9 billion, up ¥86.2 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2004	2005
	Yen (millions)
Motorcycle Business	¥35,041	¥41,845
Automobile Business	240,416	317,271
Financial Services	430	1,941
Power Product and Other Businesses	11,854	12,923
Total	¥287,741	¥373,980

In the motorcycle business, we made capital expenditures of ¥41.8 billion in the fiscal year ended March 31, 2005. Funds were allocated to the introduction of new models, as well as the improvement and modernization of production facilities.

In the automobile business, we made capital expenditures of ¥317.2 billion associated with introducing new models, improving and modernizing our production facilities and improving of production efficiency in the fiscal year ended March 31, 2005.

In the financial services segment, capital expenditures amounted to ¥1.9 billion in the fiscal year ended March 31, 2005. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2005, totaling ¥12.9 billion, were deployed to upgrade and modernize manufacturing facilities for power products and renovate facilities related to motor sports.

In July 2004, the Company completed construction of the Honda Wako Building in the old Wako facility site. The new building subsequently became the Company’s regional domestic sales headquarters. Other key operations were also transferred there, including the Company’s power product and parts related operations, company-wide production strategy formulation and support functions, and core functions of the IT Division. Capital expenditures associated with this facility were distributed among the relevant business segments.

In April 2004, the Company discontinued production of automobiles at its facility in Takanezawa, Tochigi Prefecture. In the following month, automobile production was transferred to the Suzuka Factory. The Takanezawa facility will be used to support rollouts of new models, as well as for testing and development activities.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Executive Summary

The fiscal year 2005, ended March 31, 2005, was the final year of Honda’s mid-term business plan. During the year, in our bid to “make 20 million customers happy”—one of the stated goals of the plan—we embraced various challenges in our respective markets. As a result, we reported significant growth in all business segments, achieving virtually all of our targets.

Business conditions during the three-year period covered by the plan were very challenging. In the motorcycle segment, competition intensified in each region amid ongoing market expansion, especially in Asia. In the automobile segment, industrywide consolidation, which has occurred frequently since the late 1990s, tapered off. Nevertheless, competition grew more fierce as automakers staked their survival on bold new initiatives. In the United States, overall demand remained high, at over 16 million units, and the market saw a shift in demand from passenger cars to light trucks. In China and elsewhere in Asia, the passenger car market grew sharply. In the power products segment, customer needs continued to diversify due to increasing environmental awareness as well as other factors.

In the motorcycle segment, demand continued to expand in Asia, where motorcycles are a popular mode of transportation. By offering attractive products at competitive prices, Honda significantly increased unit sales, greatly boosting its motorcycle business, which is the origin of Honda’s business. We also introduced new sports bikes—incorporating advanced technologies developed through racing activities—to the European, North American and Japanese markets. In these ways, we strove to deliver products that meet the needs of customers around the world.

During the year, we continued working actively in the interests of safety and the environment. For example, we completed the transformation of all motorcycles into four-stroke models*1. We also equipped small-displacement models with programmed fuel injection (PGM-FI)*2, thus making emissions even cleaner. In addition, we equipped more models with our original Hydraulic Combined Braking System with ABS*3.

In the automobile segment, we increased sales in the U.S. market by introducing new models in the light truck segment. In China and elsewhere in Asia, the automobile market continued to expand, and we achieved remarkable growth thanks to the high profile of the Honda brand. In Europe, where demand for diesel-powered vehicles is increasing, we unveiled models equipped with Honda’s original diesel engines. In Japan, meanwhile, overall demand remained low. We responded by strengthening the appeal of our products, strengthening our sales system to ensure customer satisfaction and strengthening our profitability. Through these initiatives in various regions, we steadily solidified our automobile business.

We worked hard to enhance the environmental and safety aspects of our automobiles. In addition to further improving fuel economy in all vehicles, we challenged to make the emissions of our vehicles even cleaner. We also expanded our lineup of hybrid models, and in Japan and the United States we began leasing the FCX, a fuel cell vehicle incorporating our original next-generation fuel cell stack, which we developed in-house. In the United States and Canada, we promoted our “Safety for Everyone”*4 campaign.

In the power products segment, we supplied a variety of items that benefit customers around the world. These included general-purpose engines, generators, pumps, brush cutters, outboard engines and lawnmowers—all designed from the perspectives of safety and the environment. At the same time, we sought to expand our business through a variety of activities. We also developed and promoted a compact, cogeneration unit*5 for household use incorporating a natural gas-powered engine.

By embracing challenges in these ways across our various regions, we achieved solid growth in all of our businesses. In fiscal 2005, the final year of our mid-term business plan, we sold 10.48 million motorcycles, up 4.39 million units (72.0%). We also sold 3.24 million automobiles, up 576,000 units (21.6%), and 5.3 million power product units, up 1.37 million units (35.0%).

Net sales in fiscal 2005 reached ¥8,650.1 billion, up 17.5% from the previous year. Net income jumped 34.0%, to ¥486.1 billion, due partly to a significant increase in income from earnings of affiliates accounted for under the equity method. In short, Honda’s financial results have improved dramatically over the past three years.

Notes

*1	This does not include CR series racing bikes or special-purpose bikes (Gyro series).

*2	PGM-FI is an original Honda system designed to enhance fuel efficiency and lower emissions. It employs various sensors to monitor engine operating status and a computer to calculate the optimal amounts of fuel required. The system then delivers those amounts to the engine cylinders. Honda adapted its PGM-FI system, originally developed for automobiles, to motorcycles by reducing the number of parts to make it more compact and less expensive.

*3	The Hydraulic Combined Braking System with ABS is an original Honda development. It integrates a hydraulic combined braking system, which links both front and rear wheels when the left brake lever is engaged, with an anti-lock braking system (ABS), which prevents the front and rear wheels from locking when the brake is engaged too forcefully.

*4	Honda is committed to providing comprehensive safety solutions with its “Safety for Everyone” initiative. By the end of calendar 2006, all automobiles will have side curtain airbag systems, side airbag systems for front seating positions and ABS as standard equipment (except for a small number of specialty vehicles), and all light trucks, including all sport-utility vehicles (SUVs) and minivans, will be equipped with Vehicle Stability Assist (VSA) and rollover sensors for side curtain airbag deployment. The VSA system enhances handling stability and predictability. In addition, Honda’s Advanced Compatibility Engineering™ (ACE™) body structure will be phased in to all models through the end of the decade as new vehicle platforms are redesigned. Further, Honda has applied pedestrian safety technology features to reduce the potential of serious injury to pedestrians. [NOTE: in the U.S. we express Safety for Everyone as including ACE and pedestrian safety.

*5	Honda has combined its original electromagnetic inverter technologies with the world’s smallest(i) natural gas engine (GE160V) in an efficient layout to create a small, lightweight generation unit. Due to its compactness, the unit can be installed in the home and boasts an overall energy efficiency of 85%. It also emits approximately 30% less carbon dioxide than conventional natural gas-powered generators or hot-water heating units using natural gas.(ii)

(i)	A Honda development, the reciprocal gas engine

(ii)	Data from Honda test results. Data compares electric power from natural gas-powered generation with hot-water heating units that use natural gas (as of October 2004).

Overview

	Years ended March 31, Yen (millions)					U.S. dollars (millions)
	2001	2002	2003	2004	2005	2005
Income statement data:
Net sales and other operating revenue	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105	$80,549
Operating income	401,438	661,202	724,527	600,144	630,920	5,875
Income before income taxes and equity in income of affiliates	384,976	551,342	609,755	641,927	656,805	6,116
Equity in income of affiliates	25,704	42,515	61,972	75,151	96,057	894
Net income	232,241	362,707	426,662	464,338	486,197	4,527
Research and development	352,829	395,176	436,863	448,967	467,754	4,356
Depreciation	170,342	194,944	220,874	213,445	225,752	2,102
Capital expenditures	285,687	303,424	316,991	287,741	373,980	3,482

Honda’s consolidated net sales and other operating revenue for fiscal 2005, ended March 31, 2005, amounted to ¥8,650.1 billion, up 6.0% from the previous fiscal year.

Operating income amounted to ¥630.9 billion, which was an increase of 5.1% from the previous fiscal year. This increase was primarily due to the positive impact of increased profit from higher revenues and ongoing cost reductions, which offset negative effects of the depreciation of the U.S. dollar and of the increases in SG&A and R&D expenses.

MOTORCYCLE BUSINESS

Japan

In Japan, where the market remained sluggish, unit sales were down 6.2%, to 378,000 units. Sales of mini-sized motorcycles (126cc–250cc) were up, supported by strong sales of scooters, as did sales of small-sized motorcycles (over 250cc), which benefited from healthy sales of sports bikes. However, sales of 50cc and smaller models and second-class motor-driven cycles (51cc–125cc) declined.

With respect to mini- and small-sized motorcycles, in July 2004 we unveiled our fourth Chinese-made model, the Dio Chester, following the success of the Today, Spacy 100 and Dio scooters. We also commenced sales of two entry-level sports bikes, the XR50 Motard and XR100 Motard.

Also in the mini-sized category, we enjoyed strong sales of the Forza, which underwent a full model change in April 2004, and other models. In June 2004, we launched the PS250, a comfortable scooter with a fresh individualized style. This was followed in March 2005 by the release of the Forza Z ABS, equipped with Hydraulic Combined Braking System with ABS (*1). In the same month, we also introduced the XR230 onto the Japanese market. The XR230 is a dual-purpose bike offering superb ease of handling that is suited for both on-road and off-road use.

In the small-sized motorcycles category, sales were strong for the CBR1000RR. This model, introduced in April 2004, features advanced technology inherited from Honda’s racing bikes. In March 2005, we launched the XR400 Motard, modeled on the Super Motard (*2) sports bike.

In these ways, we worked to expand our lineup of attractive sports bikes and scooters that continue to perform strongly in the domestic market.

North America

In North America, unit sales of motorcycles, ATVs and PWC edged down 2.0%, to 643,000 units.

In the mini-sized motorcycle category, we recorded healthy sales of on-road models, including the Shadow Spirit750, as well as of the CRF250X and CRF250R off-road bikes. In February 2005, we launched the CRF450X, an off-road model based on our premier CRF450R motocross machine. However, a decline in sales of models for children led to a 3.9% decline in unit sales of mini-sized models, to 346,000 units.

We recorded healthy sales of ATVs, including the TRX450R, launched in September 2004, and the FourTrax Recon and TRX400EX, both of which underwent a full model change in September 2004. Another strong performer was the FourTrax Foreman, which underwent a full model change in November 2004. As a result, unit sales of ATVs and PWC for the year edged up 0.3%, to 297,000 units.

Europe

In Europe, unit sales rose 13.0%, to 338,000 units.

In that region, we recorded robust sales of core products including the CBR1000RR, CBF600 and the CBR125R. We also launched the Zoomer scooter, the first model in the 50cc market to be equipped with Honda’s original PGM-FI (*3), which delivers superior environmental performance. In February 2005, we released SH125 and SH150 models equipped with PGM-FI, and these models have carved out a solid following among our customers. In the following month, we launched the FMX650, a stylish sports bike. Overall, support from our wide customer base for our upgraded model lineup contributed to Honda’s healthy sales record.

Asia

In Asia, demand for motorcycles as a convenient mode of transportation has continued to grow. Total unit sales of motorcycles made by Honda and its subsidiaries, as well as of motorcycle parts sold to affiliates accounted for under the equity method in the region, jumped 16.7%, to 8,192,000 units. Honda is working hard to expand local businesses in the region through its active promotion of local parts procurement used in overseas production. This strategy has resulted in a sharp increase in 100% locally procured models made by our affiliates in India and China that are not included in Honda’s unit sales. Production and unit sales of 100% locally procured Honda-brand motorcycles in Asia rose significantly from the preceding term, to around 1.0 million units.

In India, we enjoyed healthy sales of core models, including Splendor, Passion and CD Dawn, made by our affiliate, Hero Honda Motors Ltd. (HHML). In March 2005, we launched the Super Splendor, an improved version of the best-selling Splendor model, with added power and fuel efficiency. Honda Motorcycle & Scooter India (Private) Ltd. (HMSI), a subsidiary, recorded strong sales of core scooter models, the Activa and Eterno. In October 2004, HMSI released its first motorcycle, the Unicorn, a model with a newly developed 150cc engine that delivers excellent power and fuel economy. In India, combined unit sales of finished vehicles by Honda and its subsidiaries, as well as sales of component parts sets for motorcycle production by affiliates accounted for under the equity method, rose 21.2%, to 2,799,000 units. These figures exclude the approximately 300,000 units of 100% locally procured vehicles manufactured and sold by affiliates accounted for under the equity method.

In Indonesia, P.T. Astra Honda Motors (AHJ), an equity-method affiliate, posted healthy sales of its Supra series, centering on the core Supra Fit model. In August 2004, AHJ added the Karisma-X to its lineup, targeting the younger generation and women. Strong sales of the popular Karisma series pushed total units for finished vehicles by Honda and its subsidiaries, as well as sales of component parts sets for motorcycle production by affiliates accounted for under the equity method, by 42.2%, to 2,265,000 units.

In Thailand, unit sales rose 13.9%, to 1,489,000 units. This increase was due to robust sales of the Sonic, following a full model change, as well as solid demand for the core models, the Wave100 and Wave125.

In China, Sundiro Honda Motorcycle Co., Ltd., an affiliate accounted for under the equity method reported healthy sales of the Wave and other core models. Sundiro augmented its lineup in September 2004 with the addition of two environmentally friendly 125cc models, the Xin-Gainian family bike and the e-cai, featuring a sporty design. Wuyang-Honda Motors (Guangzhou) Co., Ltd., another equity-method affiliate, recorded strong sales of the SCR100, a scooter with excellent environmental and safety features.

Total sales in China of 100% locally procured Honda vehicles grew significantly during the year. Consequently, finished vehicles manufactured by Honda and its consolidated subsidiaries, and sales of motorcycle production parts by equity-method affiliates, declined by 461,000 units, to 433,000. This figure excludes the approximately 700,000 units of 100% locally procured Honda vehicles that were produced and sold by equity-method affiliates.

Other regions

In other regions—covering Latin America, the Middle East and Africa and Oceania—unit sales grew 12.0%, to 931,000 units.

We posted solid sales in Brazil following the full model change in the previous fiscal year of the core CG150 model, which resulted in enhanced fuel economy.

In the Middle East and Africa, we enjoyed robust sales of the Chinese-made CGL125 and the Indian-made Activa.

Notes

*1:	The Hydraulic Combined Braking System with ABS is an original Honda development. It integrates a hydraulic combined braking system, which links both front and rear wheels when the left brake lever is engaged, with an anti-lock braking system (ABS), which prevents the front and rear wheels from locking when the brake is engaged too forcefully.

Note: Although this system is designed to support the braking action, both the front- and rear-wheel brakes should still be applied simultaneously.

*2:	Super Motard is an off-road sports bike equipped with small-diameter wheels and on-road tires, making it more nimble for riding on city streets and dirt roads.

*3:	PGM-FI (programmed fuel injection) is an original Honda system designed to enhance fuel efficiency and lower emissions. It employs various sensors to monitor engine operating status and a computer to calculate the optimal amounts of fuel required. The system then delivers those amounts to the engine cylinders. Honda adapted its PGM-FI system, originally developed for automobiles, to motorcycles by reducing the number of parts to make it more compact and less expensive.

AUTOMOBILE BUSINESS

Japan

Total domestic automobile demand in calendar year 2004 remained largely unchanged, at approximately 5.85 million units. For Honda, however, despite the introduction of two new models, the Elysion and Edix, total unit sales in fiscal year 2005 edged down 0.6%, to 712,000 units, due mainly to a decline in sales of the Fit and Life.

In May 2004, we launched Elysion, a new eight-passenger minivan offering a luxurious sense of space and comfort for all occupants. This was followed in July by the release of Edix, a distinctive new minivan featuring six independent seats in two rows of three, creating a variety of seating arrangements to enhance in-vehicle communication. In October 2004, we introduced the all-new Legend, Honda’s flagship luxury performance sedan, featuring a number of advanced technologies, including a 300-horsepower engine and the world’s first Super Handling All-Wheel Drive (SH-AWD) system (*1).

In addition to products offering new levels of value, we are applying information technology to improve marketing, sales and service. In these ways, Honda is committed to maximizing the satisfaction of its approximately 8.8 million customers.

North America

In calendar year 2004, automobile demand in the United States remained high, totaling 16.91 million units.

In the passenger car segment, the Acura TL and Acura TSX posted healthy sales increases. At the same time, demand for light truck models in North America has continued to increase. In addition to the CR-V, we reported strong sales of the Pilot, now also manufactured on the second production line of the Alabama Plant, which began operation in April 2004. As a result, overall unit sales in North America increased 1.1%, to 1,575,000 units, despite a downturn in the Canadian market.

In September 2004, the Odyssey underwent a full model change, giving it more flexible seating, as well as excellent safety performance and the highest fuel economy in its class. This was followed in October by the release of the new Acura RL, and in December by the launch of the Accord Hybrid sedan, combining a V6 engine with Honda’s Variable Cylinder Management (VCM) system (*2) and Integrated Motor Assist (IMA) system (*3). In March 2005, we launched the next-generation Ridgeline truck, the first sold in all 50 states to be compliant with California’s ULEV emission standards (*4). Developed in the United States, the Ridgeline comes with ample interior space and plenty of cargo room. In these ways, we boosted sales in both the light truck and passenger car markets with the introduction of appealing new models.

Europe

In Europe, overall automobile demand remained almost unchanged in calendar year 2004, at 17.57 million units. Nevertheless, Honda’s unit sales in fiscal 2005 jumped 15.6%, to 267,000 units. This was due mainly to an increase in sales of the new Accord, equipped with the Honda-made i-CTDi diesel engine (*5), released in late 2003, as well as continued healthy sales of the Jazz.

We unveiled two new models during fiscal 2005, further enhancing Honda’s competitiveness in the difficult European market. In November 2004, we launched the FR-V, and in January 2005 we released the CR-V equipped with a Honda-developed diesel engine. The new CR-V complements the Accord to address growing demand for diesel-powered automobiles in the region.

Asia

Our automobile business in Asia expanded considerably in fiscal 2005. Total unit sales of automobiles and automobile parts sold by Honda and its subsidiaries and affiliates surged 50.1%, to 512,000 units.

In China, where the passenger car market has continued to expand, however, the effect of money-tightening measures taken by the central government in April 2004 resulted in only a moderate increase in demand for passenger cars during calendar year 2004, to around 2.5 million units. Guangzhou Honda, an affiliate of Honda, recorded healthy sales of its popular Accord and Fit Saloon models. It augmented its lineup in September 2004 with a new Fit and in March 2005 with the launch of the all-new Odyssey. Another affiliate, Dongfeng Honda, began production and sales of the CR-V in April 2004. Such enhancement of our offerings resulted in a huge 74.2% jump in unit sales in China, to 263,000 units, including sales of finished cars from Honda and its subsidiaries, plus sales of component part sets for car production to equity-method affiliates.

Demand continued to expand in other Asian markets, with substantial sales increases for the Jazz in Indonesia and the City in India. Sales also rose in Malaysia, Pakistan and Taiwan. For the ASEAN region, unit sales jumped 31.1%, to 249,000 units.

Other regions

Unit sales in other regions grew 28.5%, to 176,000 units, due mainly to increased sales in South America, Oceania and the Middle East.

In Brazil, sales of the locally produced Fit and Civic increased. In Australia and the Middle East, too, we enjoyed healthy sales of the Accord and other models.

Notes

*1:	Super Handling All-Wheel Drive (SH-AWD) is the first system of its kind in the world to combine front-rear torque distribution control with independently regulated torque distribution to the left and right rear wheels, while distributing the optimum amount of torque to all four wheels.

*2:	With Honda’s Variable Cylinder Management (VCM) system, all six cylinders are engaged when power is needed (such as startup and acceleration), but three cylinders on one side become idle when the vehicle is cruising or slowing down. This results in improved fuel economy.

*3:	With Integrated Motor Assist (IMA), an electric motor assists by supplying additional power required for startup and acceleration, while the gasoline engine serves as the main source of power.

*4:	An Ultra Low Emission Vehicle (ULEV) is a vehicle that meets California’s strict ULEV exhaust emission regulations.

*5:	The i-CTDi is a proprietary diesel engine developed by Honda that optimizes combustion through the adoption of a high-pressure fuel injection system, combined with a newly developed emission treatment system. The i-CTDi is also compliant with Euro IV emission standards for 2005.

POWER PRODUCT AND OTHER BUSINESSES

In fiscal 2005, unit sales of power products rose 5.0%, to 5.3 million units, due mainly to increased sales of general-purpose engines in North America. Net sales from power products and other businesses, including sales between segments, edged up 0.3%, to ¥342.8 billion. Operating income soared 85.9%, to ¥19.3 billion, and the operating margin was 5.6%.

In Japan, unit sales of power products fell 9.4%, to 432,000 units, due largely to declines in sales of power generation equipment and a decrease in sales of the GX series of general-purpose engines supplied to pump manufacturers on an OEM (*1) basis.

In North America, unit sales grew 6.4%, to 2,514,000 units, due to solid sales of power generation equipment, as well as strong sales of highly price-competitive, Thai-made GX general-purpose engines for use in high-pressure cleaning equipment.

Unit sales in Europe climbed 3.8%, to 1,309,000 units, bolstered by firm demand for Thai-made GX general-purpose engines, as well as healthy sales of GC engines for use in lawn mowers.

In Asia, unit sales jumped 15.0%, to 712,000 units. This was due primarily to increased sales of GX engines reported by our Thai subsidiary and higher sales of production components to Jialing-Honda Motors, an equity-method affiliate in China.

In other regions, unit sales moved up 1.8%, to 333,000 units. In Brazil, we reported increased sales of GX engines manufactured in Brazil, which became more price-competitive as a result of further cuts in procurement costs. In Australia, we posted higher sales of the HRU series of push lawn mowers, boasting superb fuel efficiency.

In July 2004, Honda rolled out the world’s first power generators capable of simultaneous output of different voltages. Equipped with sine-wave inverters, these were released as the EM45is and EM55is in Japan and the EM5000is and EM7000is in North America.

In September 2004, we launched the Honda-original, hybrid HSS970i snow plow in Japan and Europe. The HSS970i features a gasoline engine for removing snow and an electric motor for travel motion. We also began domestic sales of the Salad FF500 compact mini-tiller, boasting improved performance and operating efficiency thanks to a high-powered engine. The Salad series continues to be well-received by Japanese customers.

In Japan, we launched the HRX537 push lawn mower, combining a myriad of functions in a single unit and featuring excellent economy and environmental performance, in February 2005. In the United States, we unveiled the FG110 portable tiller, offering improvements in fuel economy and lightness. Back in Japan, we worked hard to promote our compact, home-use cogeneration system (*2), which greatly reduces environmental impact compared with conventional systems.

Notes

*1:	Original equipment manufacturing (OEM) refers to products and components supplied for sale under a third-party brand.

*2:	Honda’s compact, home-use cogeneration unit combines the world’s smallest natural gas engine (GE160V) with an efficiently laid-out, compact, lightweight cogeneration system employing the Company’s unique sine-wave inverter technology. The result is a compact cogeneration unit suitable for home use that boasts an overall energy efficiency of 85%. Use of the unit is expected to provide a reduction in carbon dioxide emissions of around 30% compared with systems using thermal power generation or hot-water heating.

*3:	With Honda’s original electronic engine speed control technology, the electronic control units continuously monitors throttle opening and engine speed, electronically regulating the throttle to maintain a constant engine speed, even under changing engine load conditions.

As described in Note (1) (s) to our consolidated financial statements, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2005.

Application of Critical Accounting Policies

Critical accounting policies are those that require the application of our most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in note 1 to the consolidated financial statements. We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors. Our warranty expense accruals are costs for general warranties on products we sell, product recalls and service actions outside the general warranties. We provide for estimated warranty expenses at the time products are sold to customers or the time new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. As the manufacturing suppliers typically warrant these parts, expected receivables from warranties of these suppliers are deducted from our estimates of warranty expense accruals.

We believe that the accounting estimate related to warranty expense accruals is a “critical accounting estimate” because changes in it can materially affect net income, and it requires us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty expense accruals to determine their adequacy. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

Allowance for Credit Losses

Our finance subsidiaries provide wholesale financing to dealers and retail lending and direct financing leases to customers mainly in order to support sales of our products, principally in North America. We classify the receivables derived from those services mainly as finance subsidiaries-receivables.

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

We believe that the accounting estimate related to allowance for credit losses is a “critical accounting estimate” because it requires us to make assumptions about inherently uncertain items such as future economic trends, quality of finance subsidiaries-receivables and other factors.

We review the adequacy of the allowance for credit losses, and the allowance for credit losses is maintained at an amount that we deem sufficient to cover the estimated credit losses on our owned portfolio of finance receivables.

Actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2005 in our North America portfolio, the provision for fiscal 2005 and the allowance balance at the end of fiscal 2005 would have increased by approximately ¥5.5 and ¥3.2 billion, respectively. Note that these sensitivities may be asymmetric, and are specific to the base condition in fiscal 2005.

Additional narrative of the Change in provision for credit loss as below

The following table shows information related to our credit loss experience in our North America portfolio:

	Yen (billions)
	2003	2004	2005
Charge-offs (net of recoveries)	¥13.2	¥16.2	¥23.1
Provision for credit losses	21.9	28.8	31.7
Allowance for credit losses	16.6	23.7	29.2
Ending receivable balance	3,051.0	3,301.5	3,772.9
Average receivable balance	2,692.0	3,201.0	3,569.1
Charge-offs as a % of average receivable balance	0.49%	0.51%	0.65%
Allowance as a % of ending receivable balance	0.55%	0.72%	0.77%

(*)	The allowance for credit losses and average receivable balance include allowance for credit losses and finance subsidiaries-receivables classified as trade receivables and other assets in the consolidated balance sheets. Additional detailed information is provided at the “(4) Finance subsidiaries-receivables and securitizations” in the notes to the accompanying consolidated financial statements.

Fiscal Year 2005 Compared with Fiscal Year 2004

Net charge-offs in the North American portfolio increased by ¥6.9 billion, or 43%, primarily due to the significant growth in finance receivables during fiscal year 2003 and 2004. Historically, the majority of customer defaults occur when loans are between one to two years old. Therefore, we experienced higher losses as the large number of new contracts booked in prior fiscal years became between one to two years old in fiscal year 2005.

Higher losses were also attributable to difficulties experienced in connection with the implementation of a new customer account servicing system for our North American operations. The conversion process caused disruptions in servicing activities both during and after rollout of the new system. Disruptions were due to, among other things, periods of system downtime, periods devoted to user training, and extremely high volumes of calls from customers inquiring about new statements or errors on statements received. As a result, collectors were not able to make their requisite collection calls. These and other implementation difficulties contributed to higher delinquencies beginning in August, and resulted in higher charge-offs in the second and third quarters of fiscal year 2005. By the end of fiscal year 2005, delinquencies and charge-offs have started to return back to historical levels experienced prior to the system conversion. Management expects that the initial period of difficulties involved with the system conversion has passed and the new system, as designed, will improve operating efficiency and enhance customer service.

The provision for credit losses in our North American portfolio increased by ¥2.9 billion, or 10%, which was due to the increase in charge-offs and the increase to the allowance balance.

The allowance for credit losses was increased by ¥5.5 billion, or 23%, primarily due to the continued growth in finance receivables.

Fiscal Year 2004 Compared with Fiscal Year 2003

Net charge-offs in our North America portfolio increased by ¥3.0 billion, or 23%, primarily due to the increase in the size of our owned portfolio of finance receivables, continued economic weakness contributing to increased customer defaults, and continued weakness in used car markets reducing recoveries from sales of repossessed vehicles. However, charge-offs as a percentage of average receivables remained consistent with the fiscal year 2003, increasing by only 0.02%. This can be attributed to the growth in receivables in the fiscal year 2004, which reduced the percentage.

The provision for credit losses in our North America portfolio increased by ¥6.8 billion, or 31%, due to increased charge-offs and the increase in the allowance balance.

The allowance in our North America portfolio was increased by ¥7.0 billion, or 42%, primarily due to an increase in Finance receivables, as well as an increase in our estimate of probable credit losses in the portfolio. We expected charge-offs to increase due to recent growth in new loan contracts.

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

Allowance for Losses on Lease Residual Values

End-customers of vehicles leased under a direct financing lease typically have an option to buy the leased vehicle from the car dealership (dealer) for the estimated residual value of the vehicle or to return the leased vehicle to the dealer at the end of the lease term. Likewise, dealers have the option to return the vehicle to our finance subsidiaries or to buy the leased vehicle at the end of the lease term from our finance subsidiaries. The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease and the residual value estimated at the time of inception of the lease. Our finance subsidiaries initially determine the residual value of the leased vehicle by using our estimation of future used vehicle values, which take into consideration data gathered from third parties. Our finance subsidiaries recognize a loss in an amount which the fair market value of a returned vehicle is below the actual residual value when the leased vehicle is returned to the finance subsidiary at the end of the lease term. Our finance subsidiaries purchase insurance to cover a portion of the estimated residual value at the end of the lease term of vehicles leased to customers under direct financing leases. An allowance for expected losses on lease residual values is maintained to cover estimated losses on the uninsured portion of the vehicles’ residual values.

We project two important components of losses in determining our allowance for losses on lease residual values: expected frequency of returns, or the percentage of leased vehicles we expect to be returned by customers at the end of the lease term, and expected loss severity, or the expected difference between the residual value and the amount we receive through sales of returned vehicles plus proceeds from insurance. We estimate losses on lease residual values by evaluating several different factors, including trends in historical and projected used vehicle values and general economic measures.

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

If future auction values for all Honda and Acura vehicles in our U.S. lease portfolio as of March 31, 2005, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase of our allowance for losses on residual value by about ¥1.8 billion, which would be charged to our provision for losses on residual values in the current year. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be to increase our allowance for losses on residual values by about ¥0.5 billion, which would be charged to our provision for losses on residual values in the current year.

Note that these sensitivities may be asymmetric, and are specific to the base conditions in fiscal 2005.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate and expected long-term rate of return on plan assets are determined based on our evaluation of current market conditions, including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase as of March 31, 2005 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2005 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2005 were 5.4-6.3% and 3.5-6.7%, respectively, and our assumed expected long-term rate of return for fiscal 2005 was 6.8-8.5% for foreign plans.

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

Japanese Plans		Yen (billions)

Assumptions	Percentage Point Change(%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-132.2/+150.3	+68.5/-78.0	-7.7/+8.5
Expected long-term rate of return	+0.5/-0.5	—	—	-4.1/+4.1

Foreign Plans		Yen (billions)
Assumptions	Percentage Point Change(%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-29.3/+33.2	+5.2/-12.4	-3.4/+4.3
Expected long-term rate of return	+0.5/-0.5	—	—	-1.0/+1.0

(*1)	Note that these sensitivities may be asymmetric, and are specific to the base conditions at March 31, 2005.
(*2)	Funded status for fiscal 2005 is affected by March 31, 2005 assumptions.
Pension expense for fiscal 2005 is affected by March 31, 2004 assumptions.

Fiscal 2005 Compared with Fiscal 2004

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2005, ended March 31, 2005, amounted to ¥8,650.1 billion, up 6.0% from the previous fiscal year.

Of this amount, domestic net sales increased by ¥70.7 billion, or 4.3%, to ¥1,699.2 billion, while overseas net sales increased by ¥416.7 billion, or 6.4% to ¥6,950.9 billion.

Operating Income

Operating income amounted to ¥630.9 billion, which was an increase by 5.1% from the previous fiscal year.

This increase was primarily due to positive impacts of increased profit from higher revenue and ongoing cost reduction effects which offset negative impacts of the depreciation of the U.S. dollar and an increase in selling, general and administrative expenses and research and development expenses.

Selling, General and Administrative Expenses / Research and Development Expenses

SG&A expenses for fiscal 2005 increased by ¥9.5 billion or 0.6%, to ¥1,513.2 billion, reflecting increased expenses from higher revenue and increased advertisement expenses which offset the positive impact of decreased product warranty-related expenses.

R&D expenses increased by ¥18.7 billion or 4.2%, to ¥467.7 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 2.3%, to ¥656.8 billion. Other income & expenses, net decreased by ¥15.8 billion from the previous fiscal year, due mainly to decline in gains on derivative instruments.

Equity in Income of Affiliates

Equity in income of affiliates increased by 27.8%, to ¥96.0 billion. This increase was due mainly to boosted gains from affiliates in Asia.

Net Income

Net income amounted to ¥486.1 billion, an increase of 4.7%. The effective tax rate was 40.6%, an increase by 1.2 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥520.68, compared with ¥486.91 in fiscal 2004.

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

Under the Japanese segment reporting requirements, business segments are based on Honda’s business organization and the similarity of the principal products within each segment, as well as the relevant markets for such products. The Motorcycle Business segment consists of motorcycles, ATVs, personal watercraft and relevant parts. The Automobile Business segment consists of automobiles and relevant parts. The Financial Services segment consists of financial and insurance services business. The Power Product and Other Businesses segment consists of other businesses, including power products and relevant parts.

The following tables set out Honda’s business and geographical segment information, prepared in accordance with Japanese segment reporting requirements, for the fiscal years ended March 31, 2004 and 2005.

(A) Business Segment Information

As of and for the year ended March 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other Operating revenue:
Sales to unaffiliated customers	¥1,097,754	¥6,963,635	¥255,741	¥332,975	¥8,650,105	—	¥8,650,105
Intersegment-sales	0	0	¥3,447	¥9,869	¥13,316	¥(13,316)	—

Total	¥1,097,754	¥6,963,635	¥259,188	¥342,844	¥8,663,421	¥(13,316)	¥8,650,105
Cost of sales, SG&A and R&D expenses	¥1,028,422	¥6,511,253	¥169,287	¥323,539	¥8,032,501	¥(13,316)	¥8,019,185

Operating income	¥69,332	¥452,382	¥89,901	¥19,305	¥630,920	0	¥630,920

Assets	¥848,671	¥4,160,818	¥4,362,096	¥261,843	¥9,633,428	¥(316,458)	¥9,316,970

Depreciation	¥28,606	¥189,150	¥419	¥7,577	¥225,752	—	¥225,752

Capital expenditures	¥41,845	¥317,271	¥1,941	¥12,923	¥373,980	—	¥373,980

As of and for the year ended March 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other Operating revenue:
Sales to unaffiliated customers	¥996,290	¥6,592,024	¥242,696	¥331,590	¥8,162,600	—	¥8,162,600
Intersegment-sales	0	0	¥3,138	¥10,070	¥13,208	¥(13,208)	—

Total	¥996,290	¥6,592,024	¥245,834	¥341,660	¥8,175,808	¥(13,208)	¥8,162,600
Cost of sales, SG&A and R&D expenses	¥953,857	¥6,153,133	¥137,396	¥331,278	¥7,575,664	¥(13,208)	¥7,562,456

Operating income	¥42,433	¥438,891	¥108,438	¥10,382	¥600,144	0	¥600,144

Assets	¥764,893	¥3,727,259	¥3,818,915	¥247,451	¥8,558,518	¥(229,750)	¥8,328,768

Depreciation	¥25,156	¥181,266	¥359	¥6,664	¥213,445	—	¥213,445

Capital expenditures	¥35,041	¥240,416	¥430	¥11,854	¥287,741	—	¥287,741

(B) Geographical Segment Information

As of and for the year ended March 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,983,182	¥4,585,650	¥858,936	¥773,753	¥448,584	¥8,650,105	—	¥8,650,105
Transfers between geographical segments	¥2,155,756	¥119,904	¥184,136	¥86,810	¥17,373	¥2,563,979	¥(2,563,979)	—

Total	¥4,138,938	¥4,705,554	¥1,043,072	¥860,563	¥465,957	¥11,214,084	¥(2,563,979)	¥8,650,105
Cost of sales, SG&A and R&D expenses	¥3,954,039	¥4,384,400	¥1,001,829	¥799,871	¥432,764	¥10,572,903	¥(2,553,718)	¥8,019,185

Operating income	¥184,899	¥321,154	¥41,243	¥60,692	¥33,193	¥641,181	¥(10,261)	¥630,920

Assets	¥2,480,052	¥5,202,980	¥649,547	¥541,331	¥203,605	¥9,077,515	¥239,455	¥9,316,970

As of and for the year ended March 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,879,141	¥4,552,941	¥756,312	¥637,163	¥337,043	¥8,162,600	—	¥8,162,600
Transfers between geographical segments	¥2,051,729	¥120,069	¥192,235	¥67,009	¥11,222	¥2,442,264	¥(2,442,264)	—

Total	¥3,930,870	¥4,673,010	¥948,547	¥704,172	¥348,265	¥10,604,864	¥(2,442,264)	¥8,162,600
Cost of sales, SG&A and R&D expenses	¥3,738,419	¥4,362,860	¥922,704	¥659,500	¥324,466	¥10,007,949	¥(2,445,493)	¥7,562,456

Operating income	¥192,451	¥310,150	¥25,843	¥44,672	¥23,799	¥596,915	¥3,229	¥600,144

Assets	¥2,370,214	¥4,539,320	¥571,419	¥435,815	¥141,851	¥8,058,619	¥270,149	¥8,328,768

Business segments

Motorcycles

In fiscal 2005, domestic unit sales of motorcycles fell 6.2%, to 378,000 units. Overseas unit sales, by contrast, rose 14.8%, to 10,104,000 units. As a result, total unit sales of motorcycles amounted to 10,482,000 units, up 13.9% compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the motorcycle segment increased 10.2%, to ¥1,097.7 billion, due mainly to higher unit sales, offsetting negative currency translation effects. Operating income increased 63.4%, to ¥69.3 billion, due mainly to increased profits from higher revenue and ongoing cost reduction effects, which offset the negative currency effects of the depreciation of the U.S. dollar.

Automobiles

Domestic unit sales of automobiles in fiscal 2005 was 712,000 units, almost the same level as previous fiscal year, and overseas unit sales increased by 11.6%, to 2,530,000 units. Consequently, total unit sales of automobiles grew 8.7%, to 3,242,000 units, compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the automobile segment increased 5.6%, to ¥6,963.6 billion, due to increased unit sales, offsetting the negative currency translation effects. Operating income increased 3.1%, to ¥452.3 billion, due mainly to the positive impact of increased profits from higher revenue and cost reduction effects, offsetting the negative impact of depreciation of the U.S. dollar.

Financial Services

Net sales from sales to unaffiliated customers in financial services business rose 5.4%, to ¥255.7 billion, compared to the previous fiscal year. Operating income decreased 17.1%, to ¥89.9 billion, due mainly to increased funding costs.

Power Product and Other businesses

Domestic unit sales of power products in fiscal 2005 decreased 9.4%, to 432,000 units. Overseas unit sales climbed 6.5%, to 4,868,000 units. Accordingly, total unit sales of power products rose 5.0%, to 5,300,000 units, compared to the previous fiscal year.

Net sales from power products and other businesses increased 0.4%, to ¥332.9 billion, due mainly to increased unit sales of power products. Operating income increased 85.9%, to ¥19.3 billion, due to increased profits from higher revenue in the power product businesses, offsetting the negative currency effects of the depreciation of the U.S. dollar.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Net sales in Japan were ¥4,138.9 billion, up by 5.3% from the previous fiscal year, due mainly to increased export sales in motorcycle and automobile businesses. Operating income in Japan was ¥184.8 billion, down by 3.9% from the previous fiscal year, due mainly to the negative currency impact caused by the depreciation of the U.S. dollar, and increases in SG&A and R&D expenses, which offset the positive impact of increased profits from higher revenue and cost reduction effects.

North America

Net sales in North America increased by 0.7% from the previous fiscal year to ¥4,705.5 billion, due mainly to increased sales in the automobile and power product businesses, which offset negative currency translation effects. Operating income increased 3.5%, to ¥321.1 billion from the previous fiscal year, due mainly to increased profits from higher revenue and a decrease in SG&A, which offset the negative currency impact of the depreciation of the U.S. dollar.

Europe

Net sales in Europe increased by 10.0% to ¥1,043.0 billion compared to the previous fiscal year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, and the positive impact of currency translation effects. Operating income increased by 59.6%, to ¥41.2 billion due mainly to the positive currency impact caused by the appreciation of the Euro, increased profit higher revenue and cost reduction effects.

Asia

Net sales in Asia increased by 22.2% to ¥860.5 billion from the previous fiscal year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, offsetting the negative currency translation effects. Operating income also increased 35.9% to ¥60.6 billion from the previous fiscal year, due to increased profits from higher revenue, which offset the negative impacts of an increase in SG&A.

Other Regions

Net sales in Other Regions increased by 33.8% to ¥465.9 billion compared to the previous fiscal year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, offsetting the negative currency translation effect. Operating income increased by 39.5% to ¥33.1 billion from the previous year, due mainly to increased profits from higher revenue.

As described in Note (1) (s) to our consolidated financial statements, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2005.

Disclosure of unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries

Honda discloses unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries, for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle, Automobile and Power Product and Other Businesses segments, and finance subsidiaries include the Financial Services segment, respectively, under the Japanese segment reporting requirements described above. See Annex A to this Annual Report.

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

Net Income

Net income amounted to ¥464.3 billion, an increase of 8.8%. The effective tax rate was 39.4%, a decline of 0.8 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥486.91, compared with ¥439.43 in fiscal 2003.

(A) Business Segment Information

As of and for the year ended March 31, 2003

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥978,095	¥6,440,094	¥237,958	¥315,352	¥7,971,499	—	¥7,971,499
Intersegment-sales	0	0	¥3,037	¥10,971	¥14,008	¥(14,008)	—

Total	¥978,095	¥6,440,094	¥240,995	¥326,323	¥7,985,507	¥(14,008)	¥7,971,499
Cost of sales, SG&A and R&D expenses	¥920,865	¥5,888,702	¥133,182	¥318,231	¥7,260,980	¥(14,008)	¥7,246,972

Operating income	¥57,230	¥551,392	¥107,813	¥8,092	¥724,527	0	¥724,527

Assets	¥798,530	¥3,624,639	¥3,505,017	¥241,085	¥8,169,271	¥(487,980)	¥7,681,291

Depreciation	¥25,311	¥187,839	¥804	¥6,920	¥220,874	—	¥220,874

Capital expenditures	¥37,496	¥270,263	¥646	¥8,586	¥316,991	—	¥316,991

(B) Geographical Segment Information

As of and for the year ended March 31, 2003

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net Sales and other operating revenue:
Sales to unaffiliated customers	¥1,975,518	¥4,580,004	¥663,032	¥487,415	¥265,530	¥7,971,499	—	¥7,971,499
Transfers between geographical segments	¥1,943,465	¥131,906	¥161,551	¥35,710	¥8,865	¥2,281,497	¥(2,281,497)	—

Total	¥3,918,983	¥4,711,910	¥824,583	¥523,125	¥274,395	¥10,252,996	¥(2,281,497)	¥7,971,499
Cost of sales, SG&A and R&D expenses	¥3,727,564	¥4,267,527	¥810,085	¥485,316	¥251,184	¥9,541,676	¥(2,294,704)	¥7,246,972

Operating income	¥191,419	¥444,383	¥14,498	¥37,809	¥23,211	¥711,320	¥13,207	¥724,527

Assets	¥2,392,252	¥4,182,861	¥535,507	¥362,432	¥109,827	¥7,582,879	¥98,412	¥7,681,291

Business segments

Motorcycles

In fiscal 2004, domestic unit sales of motorcycles fell 6.7%, to 403,000 units. Overseas unit sales, by contrast, rose 15.1%, to 8,803,000 units. As a result, total unit sales of motorcycles amounted to 9,206,000 units, up 13.9%. Net sales in the motorcycle segment increased 1.9%, to ¥996.2 billion, due mainly to higher unit sales, which compensated for negative currency translation effects. Operating income, however, declined 25.9%, to ¥42.4 billion.

Automobiles

Domestic unit sales of automobiles in fiscal 2004 fell 15.7%, to 716,000 units, while overseas unit sales climbed 11.2%, to 2,267,000 units. Consequently, total unit sales of automobiles grew 3.3%, to 2,983,000 units, compared to the prior fiscal year. Net sales in this segment increased 2.4%, to ¥6,592.0 billion, thanks to increased unit sales overseas, which outweighed negative currency translation effects. Operating income fell 20.4%, to ¥438.8 billion.

Financial Services

Net sales from Honda’s financial services business rose 2.0%, to ¥245.8 billion, compared to the prior fiscal year. Operating income edged up 0.6%, to ¥108.4 billion.

Power Product and Other businesses

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

As described in Note (1) (s) to our consolidated financial statements, certain reclassifications have been made to our prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2005.

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

Cash Flows

Consolidated cash and cash equivalents at end of year amounted to ¥773.5 billion as of March 31, 2005, up ¥49.1 billion or an increase of 6.8%, from a year earlier.

Year-end cash and cash equivalents of business subsidiaries increased as net income, depreciation and other items sufficiently compensated for purchases of production-related property and equipment, as well as funds required for investments in Asian affiliates. Year-end cash and cash equivalents of finance subsidiaries, however, remained largely unchanged.

Net cash provided by operating activities amounted to ¥746.6 billion. Factors increasing cash flows included ¥486.1 billion in net income, ¥225.7 billion in depreciation and a ¥76.3 billion increase in trade payables related to Japanese and North American operations. By contrast, there was a ¥60.4 billion devaluation loss on derivative instruments and related others, which have no relation to cash flows.

Net cash used in investing activities totaled ¥807.8 billion. This was mainly due to a ¥464.9 billion increase in acquisition of finance subsidiaries’ receivables associated with higher sales of automobiles in North America and elsewhere, as well as ¥373.9 billion in capital expenditures associated with introducing new models, upgrading and renewing production facilities, and reforming the production organization in the automobile and other businesses.

Net cash provided by financing activities was ¥97.4 billion. During the year, Honda raised ¥704.4 billion in long-term debt through the issue of bonds and medium-term notes to meet capital requirements associated with an increase in liabilities of finance subsidiaries, as well as to repay ¥495.1 billion in long-term debt. By contrast, Honda also made ¥84.1 billion in payments for purchase of treasury stock and ¥47.7 billion in cash dividends paid.

The ¥773.5 billion in cash and cash equivalents at end of year corresponds to approximately one month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity.

For this reason, financial subsidiaries carry total short-term borrowings of ¥1,310.6 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a back-up credit line equivalent to ¥643.6 billion. In addition, Honda currently has ample credit limits, extended by prominent international banks that are not subject to contracts.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., and Standard & Poor’s Rating Services. Based on major current ratings, which are shown below, Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

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

Presentation of finance subsidiaries-receivables in the consolidated statements of cash flows and the consolidated balance sheets

In prior periods, Honda reported the effects of all finance subsidiaries-receivables as investing activities for purposes of presentation in the consolidated statements of cash flows.

This policy, when applied to wholesale receivables related to sales of inventory to outside dealers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis. In the current year, based on concerns raised by the staff of the Securities and Exchange Commission (“SEC”), management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables in the consolidated balance sheets. This presentation results in the elimination of the intercompany activities and proper classification of cash receipts from the settlement of wholesale receivables related to the sale of inventory as operating activities.

Certain finance subsidiaries provide retail finance to customers who purchased inventory from the consolidated dealers. The cash flows generated from these retail finance were reported as investing cash flows in prior periods. In the current year, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets.

The cash flow related effects of finance subsidiaries-receivable from retail, direct finance leases, wholesale and term loans to dealer which are unrelated to the sales of inventory continue to be reported as investing activities in the consolidated statements of cash flows.

Reconciliations of the amounts previously reported for the affected line items in the consolidated statements of cash flows and balance sheets to the amounts currently presented are provided in Note 2 of the Notes to Consolidated Financial Statements.

C. Research and Development

Using the most advanced technologies, the Honda Group (Honda Motor Company and its consolidated subsidiaries) conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with complete freedom.

Product-related research and development is spearheaded by the Honda R&D Co., Ltd. in Japan, Honda R&D Americas, Inc., in the United States and Honda R&D Europe (Deutschland) GmbH in Germany. Research and development on production technologies centers on Honda Engineering Co., Ltd., in Japan and Honda Engineering North America, Inc. All of these entities work in close association with their respective regions.

Total consolidated R&D expenditures for the fiscal year ended March 31, 2005 amounted to ¥467.7 billion.

Motorcycle Business

Honda is committed to developing motorcycles with new value-added features that meet the individual needs of customers around the world, and to implementing timely local development of regional products at its overseas locations. At the same time, we focus on developing technologies that lead the industry in addressing safety and environmental issues.

In Japan, we made a number of R&D achievements in fiscal 2005. The FORZA, which underwent a full model change, became the first 250cc scooter in the world to be equipped with the Honda S-Matic (electronically controlled belt converter) transmission, which allows riders to easily choose between automatic and six-speed manual modes. The new FORZA also features the Honda Smart Card system for effective theft deterrence. It was the first motorcycle in the world to incorporate such a system as standard.

In Europe, the Honda Zoomer became the first 50cc scooter sold in the region to be equipped with PGM-FI (electronically controlled programmed fuel injection) system, which delivers enhanced start-up performance and response, as well as improved fuel economy and cleaner exhaust emissions. Also, the SH125 and SH150 scooters equipped with PGM-FI were the first European models fitted with engines that meet the Euro 3 emission standard set by the European Union.

In India, Honda released the Unicorn, equipped with a newly developed four-stroke, 150cc engine that offers superlative acceleration and fuel efficiency.

For some time, Honda has been studying next-generation motorcycle power sources from the perspective of reducing emissions and lowering the effect of global warming. By making motorcycle bodies lighter and more compact and by incorporating a lightweight nickel-hydrogen battery into an aluminum frame, for example, we have developed an electric commuter-style scooter with superior heat dissipation and longer battery life. Seeking to reduce emissions and greatly enhance fuel efficiency, we have also developed a hybrid 50cc scooter combining an electric motor with a gasoline engine that is nearing the market launch stage.

Honda has a strong track record in fuel cell technologies for automobiles. In fiscal 2005, we applied these technologies in our motorcycle business, developing a fuel cell model equipped with a specially modified version of Honda FC STACK, a light, compact fuel cell stack.

Research and development expenses in the Motorcycle Business segment in fiscal 2005 totaled ¥72.4 billion.

Automobile Business

In the Automobile Business Segment, we strive to develop innovative technologies and products through creativity-oriented development in response to customer needs. We also actively develop technologies that address environmental issues and provide enhanced safety performance.

Major achievements in Japan in fiscal 2005 include the new Elysion, an eight-seater minivan with a host of revolutionary features. These include a crash-compatibility body frame structure, designed to provide both improved self protection and reduced aggressivity toward other vehicles during a vehicle-to-vehicle collision; a brake system that reduces damage and injury due to rear-end collisions; and the V6 3.0-liter i-VTEC engine, with a variable cylinder management system that improves fuel economy by varying the number of cylinders employed according to driving conditions.

In fiscal 2005, we also introduced the new Legend, featuring Honda’s Super Handling All-Wheel Drive (SH-AWD) system, which provides variable torque distribution between the front and rear wheels while also varying the lateral torque distribution to the left and right rear wheels to deliver maximum performance from all four wheels in all driving conditions. The new Legend also has the world’s first developed Intelligent Night Vision System, which uses infrared cameras to detect pedestrians during nighttime driving and provides visual and audio cautions to help prevent accidents.

In the United States, we undertook a full model change of the Odyssey, which now has the V6 3.5-liter i-VTEC engine with a variable cylinder management system, making it more environmentally friendly. We also launched the Ridgeline, an innovative next-generation pickup truck with four-wheel drive system and it delivers new levels of value, complemented by ample cabin and storage space.

In other news, we developed a pop-up hood system, which raises the engine hood in the event of a collision with a pedestrian and also provides added engine compartment clearance, thus reducing the possibility of serious impact to the pedestrian’s head region.

In fuel cell technologies, the FCX received approval from Japan’s Minister for Land, Infrastructure and Transportation. The FCX features Honda FC STACK, which enables startup at subzero temperatures. As a result, we can now sell the FCX in cold regions which have freezing winter temperatures. Also, the FCX was approved by the Environmental Protection Agency, which is the U.S. regulatory authority for fuel cell vehicles, and the California Air Resources Board (CARB).

Research and development expenses in the Automobile Business segment in fiscal 2005 totaled ¥382.8 billion.

Power Product and Other Businesses

In the Power Product Business, we seek to develop products that meet customers’ lifestyles and needs while strengthening our lineup of products that address environmental issues.

In fiscal 2005, we launched the Honda i-Deluxe series of generators (sold as the EM45is and EM55is in Japan and EM5000is and EM7000is in the United States). Thanks to sine wave inverter technologies, these are the first generators in the world to provide simultaneous output of two different voltages—100V and 200V. They also feature Honda’s Eco-Throttle, which automatically controls engine revolutions according to power load and thus reduces fuel consumption.

During the year, Honda launched the Salad FF500 mini-tiller, featuring a high-output engine, a newly developed single-side 10-blade rotary and a unique ratchet arrangement for enhanced tilling efficiency. The new machine went on sale in Japan and Europe.

Research and development expenses in this segment in fiscal 2005 amounted to ¥12.4 billion.

In the area of fundamental research, Honda pursues steady and varied research activities into technologies that may lead to innovative applications in the future.

Previously, Honda established an experimental Home Energy Station (HES), which generates hydrogen from natural gas for use in fuel cell vehicles while supplying electricity and hot water to the home through fuel cell cogeneration functions. In fiscal 2005, Honda began operating a second-generation Home Energy Station (HES II) in collaboration with Plug Power Inc. of the United States.

Additionally in fiscal 2005, we developed new technologies for the next-generation ASIMO humanoid robot. These include Posture Control, which enables the robot to run in a natural human-like way, as well as Autonomous Continuous Movement and other technologies to ensure smooth human-like movements. These technologies provide a new level of mobility that will better enable ASIMO to make swift decisions and act more nimbly in real-world environments.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

Patents and Licenses

On March 31, 2005, Honda owned more than 9,200 patents and 350 utility model registrations in Japan and more than 14,600 patents abroad. Honda also had applications pending for more than 20,000 patents in Japan and for more than 17,500 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5. A “Operating and Financial Review and Prospects” for information required by this item.

New Accounting Standard

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No.43, “Inventory Pricing,” for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal,” as described in ARB No. 43. This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Honda’s consolidated financial position or results of operations.

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

(Guarantee)

At March 31, 2005, we had guarantees of approximately ¥69.5 billion of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥69.5 billion. As of March 31, 2005, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2005:

Contractual Obligations

	At March 31, 2005 Yen (millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	2,094,605	535,105	1,099,200	436,525	23,775
Operating leases	118,923	25,151	32,119	20,350	41,303
Purchase commitments(*)	40,145	40,145	—	—	—

(*)	Honda had commitments for purchases of property, plant and equipment at March 31, 2005.

At March 31, 2005, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

Item 6. Director, Senior Management and Employees

A. Directors and Senior Management

Honda’s Articles of Incorporation provide for a Board of Directors of not more than 30 members and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected at general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

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

General Manager of Hamamatsu Factory in Motorcycle Operations, appointed in June 1992

General Manager of Development Management Division in Motorcycle Operations, appointed in March 1991

Senior Managing Director of Honda R&D Co., Ltd.,
appointed in June 1990

Director of the Company, appointed in June 1988

Managing Director of Honda R&D Co., Ltd.,
appointed in May 1987

President and Director of Honda Racing Corporation,
appointed in May 1987

Joined Honda in April 1969

9,100

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Satoshi Aoki (August 19, 1946)	Director of the Company from June 1995 Executive Vice President and Director of the Company, appointed in June 2005 Compliance Officer, appointed in April 2004	6,300

Senior Managing Director of the Company, appointed in June 2000

Managing Director of the Company, appointed in June 1998

Chief Operating Officer for Business Management Operations,
appointed in June 1998 (presently held)

General Manager of Accounting Division for Business Management Operations, appointed in June 1996

Director of the Company, appointed in June 1995

General Manager of Finance Division for Business Management Operations, appointed in June 1994

Joined Honda in April 1969

Michiyoshi Hagino (April 1, 1944)

Director of the Company from June 1990

General Supervisor, Quality, appointed in April 2005
(presently held)

General Supervisor, Purchasing Policy, appointed in April 2004 (presently held)

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

Director of the Company, appointed in June 1990

Managing Director of Honda R&D Co., Ltd.,
appointed in June 1989

Joined Honda in April 1966

		11,200

Minoru Harada (January 9, 1947)	Director of the Company from June 1994 Chief Operating Officer for Motorcycle Operations, appointed in April 2004	5,600

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Senior Managing Director of the Company,
appointed in June 1999 (presently held)

President and Director of Honda Motor Europe Ltd.,
appointed in June 1998

Chief Operating Officer for Regional Operations

(Europe, the Middle & Near East and Africa),
appointed in June 1998

Chief Operating Officer for Power Products Operations,
appointed in 1997

Managing Director of the Company, appointed in June 1997

Chief Operating Officer for Regional Operations (Asia & Oceania) and General Manager of Asia & Oceania Division (Automobiles), appointed in June 1995

General Manager of Asia & Oceania Division (Automobiles)
in Regional Operations (Asia & Oceania), appointed in April 1995

General Manager of Asia & Oceania Division
in Regional Operations (Asia & Oceania), appointed in June 1994

Director of the Company, appointed in June 1994

General Manager of Asia & Oceania Division (Automobiles) for Overseas Regional Automobile Operations
(Asia & Oceania, the Middle & Near East, Africa and Latin America),
appointed in October 1993

Joined Honda in April 1969

Motoatsu Shiraishi (October 14, 1946)

Director of the Company from June 1994

President and Director of Honda R&D Co., Ltd.,
appointed in April 2005 (presently held)

General Supervisor, Information Systems, appointed in April 2004

Risk Management Officer, appointed in April 2003

Chief Operating Officer for Production Operations,
appointed in April 2001

Senior Managing Director of the Company, appointed in June 2000

General Supervisor, Production, appointed in April 2000

Chief Operating Officer of Domestic Production for Regional Operations (Japan), appointed in June 1998

President and Director of Honda Engineering Co., Ltd.,
appointed in June 1997

Managing Director of the Company, appointed in June 1997

6,200

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

General Manager of Saitama Factory of Automobile Production Operations in Regional Operations (Japan), appointed in June 1996

General Manager of Saitama Factory of Automobile Production Operations in Regional Operations (Japan) and General Manager of Production Planning Office in Automobile Operations, appointed in November 1995

General Manager of Production Planning Office in Automobile Operations, appointed in June 1994

Director of the Company, appointed in June 1994

General Manager of Automobile Production Planning Office of Auto Mobile Planning Board, appointed in February 1993

Joined Honda in April 1969

Satoshi Dobashi (July 7, 1947)	Director of the Company from June 1996 Senior Managing Director of the Company, appointed in June 2004 Government & Industrial Affairs, appointed in April 2004 (presently held)	3,400

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

General Manager of Japan Automobile Sales Operations for Regional Operations (Japan), appointed in June 1998

General Manager of Sales Division of Automobile Operations in Regional Operations (Japan), appointed in June 1997

Director of the Company, appointed in June 1996

General Manager of Corporate Project of the Company,
appointed in December 1995

Joined Honda in May 1970

Atsuyoshi Hyogo (January 2, 1949)	Director of the Company from June 1995 Senior Managing Director of the Company, appointed in June 2005	8,000

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

President of Honda Motor (China) Investment Corporation, Limited, appointed in February 2004 (presently held)

Chief Operating Officer for Regional Operations (China), appointed in April 2003 (presently held)

Managing Director of the Company, appointed in June 1998

Executive Vice President and Director of American Honda Motor Co., Inc., appointed in June 1996

Director of the Company, appointed in June 1995

President and Director of Honda Canada Inc.,
appointed in October 1993

Joined Honda in April 1972

Satoshi Toshida (January 13, 1947)	Director of the Company from June 1995 Senior Managing Director of the Company, appointed in June 2005 Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2003 (presently held) President and Director of Honda Leasing (Thailand) Company, Limited, appointed in June 2002 President and Director of Honda Automobile (Thailand) Co., Ltd., appointed in December 2000 Managing Director of the Company, appointed in June 2000	3,000

Deputy Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in June 1999

President and Director of Honda Cars (Thailand) Co., Ltd., appointed in June 1998

President and Director of Asian Honda Motor Co., Ltd.,
appointed in May 1996 (presently held)

Director of the Company, appointed in June 1995

General Manager of Motorcycle Sales Division in Regional Operations (Asia & Oceania), appointed in April 1995

Joined Honda in May 1973

Koki Hirashima (November 28, 1946)	Director of the Company from June 1997 Senior Managing Director of the Company, appointed in June 2005 General Supervisor, Information Systems, appointed in April 2005 (presently held) Risk Management Officer, appointed in April 2005 (presently held) Chief Operating Officer for Production Operations, appointed in April 2005 (presently held) Managing Director of the Company, appointed in June 2000	3,000

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

President and Director of Honda of America Mfg., Inc.,
appointed in June 1998

Executive Vice President and Director of Honda of America
Mfg., Inc., appointed in June 1997

Director of the Company, appointed in June 1997

Executive Vice President of Honda of America Mfg., Inc., appointed in June 1993

Joined Honda in April 1969

Koichi Kondo (February 13, 1947)	Director of the Company from June 1997 Senior Managing Director of the Company, appointed in June 2005 President and Director of Honda North America, Inc., appointed in April 2005 (presently held) Chief Operating Officer for Regional Operations (North America), appointed in April 2004 President and Director of American Honda Motor Co., Inc., appointed in June 2003 (presently held) Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2003 Managing Director of the Company, appointed in June 2002	3,068

Chief Operating Officer for Regional Operations

(Latin America), appointed in April 2000

Director of the Company, appointed in June 1997

President and Director of Honda Automoveis do Brasil Ltda., appointed in June 1996

President and Director of Moto Honda da Amazonia Ltda., appointed in June 1996

President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.), appointed in June 1996

Joined Honda in April 1970

Toru Onda (March 18, 1949)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 (presently held) Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in April 1977	4,000

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned
Akira Takano (August 18, 1949)	Director of the Company from June 1996 Chief Operating Officer for Customer Service Operations, appointed in April 2004 (presently held) Managing Director of the Company, appointed in June 2003 President and Director of Honda of the U.K. Manufacturing Ltd., appointed in June 1998 Executive Vice President and Director of Honda Motor Europe Limited, appointed in June 1998 Director of the Company, appointed in June 1996 Director of Honda R&D Co., Ltd., appointed in June 1995 Joined Honda in April 1972	4,100

Mikio Yoshimi (September 6, 1947)	Director of the Company from June 1998 Compliance Officer, appointed in April 2005 (presently held) Managing Director of the Company, appointed in June 2004 Chief Operating Officer for Business Support Operations, appointed in April 2004 (presently held)	3,100

Human Resources, Associate Relations and Administration for Business Support Operations, appointed in April 2003

Human Resources and Associate Relations for Business Support Operations, appointed in April 2002

President and Director of Honda Manufacturing of Alabama, LLC, appointed in April 2000

Director of the Company, appointed in June 1998

Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1998

Joined Honda in April 1970

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Managing Director of the Company, appointed in June 2004 President and Director of Honda Motor Europe Limited, appointed in April 2004 (presently held) Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2004 (presently held) Director of the Company, appointed in June 1998 President and Director of Honda Canada Inc., appointed in June 1998 Joined Honda in April 1974	3,000

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned
Hiroshi Kuroda (August 18, 1948)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2004 Chief Operating Officer for Automobile Operations, appointed in April 2004 (presently held) Director of the Company, appointed in June 1999 Products for Automobile Operations, appointed in June 1999 Product Planning and Marketing Office for Automobile Operations, appointed in June 1996 Joined Honda in April 1972	3,000

Satoru Kishi (March 29, 1930)

Director of the Company from June 2001

Adviser of the Board of The Bank of Tokyo-Mitsubishi, Ltd., appointed in June 2002 (presently held)

Director of the Company, appointed in June 2001

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd., appointed in June 2000

		None

Kensaku Hogen (August 2, 1941)

Director of the Company, appointed in June 2005

Retired from Ministry of Foreign Affairs in January 2005

Ambassador in Canada, appointed in April 2001

Undersecretary General of United Nations,
appointed in March 1998

General Manager of Training Institute, appointed in July 1996

Manager of Middle Eastern and African Affairs Bureau,
appointed in January 1995

Japanese Consul General in Honolulu, appointed in October 1991

Japanese Consul General in Boston, appointed in January 1989

Joined Ministry of Foreign Affairs in April 1964

		None

Hiroyuki Yoshino (November 2, 1939)	Director of the Company from May 1983 Director and Advisor of the Company, appointed in June 2003 Chief Operating Officer for Regional Operations (Japan), appointed in June 1999 President and Director of the Company, appointed in June 1998 President and Director of Honda R&D Co., Ltd., appointed in June 1994	19,400

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Chief Operating Officer for Automobile Operations (Japan), appointed in June 1992

Executive Vice President and Director of the Company,
appointed in June 1992

Senior Managing Director of the Company,
appointed in June 1990

President and Director of Honda of America Mfg., Inc.,
appointed in June 1988

Managing Director of the Company, appointed in June 1988

General Manager of Suzuka Factory,
appointed in March 1987

Director of the Company, appointed in May 1983

Executive Vice President and Director of Honda R&D Co., Ltd., appointed in May 1983

Director of Honda R&D Co., Ltd., appointed in March 1977

Joined Honda R&D Co., Ltd. in April 1963

Tetsuo Iwamura (May 30, 1951)	Director of the Company from June 2000 President and Director of Honda Automoveis do Brasil Ltda., appointed in April 2003 (presently held) President and Director of Moto Honda da Amazonia Ltda., appointed in April 2003 (presently held) President and Director of Honda South America Ltda., appointed in April 2003 (presently held) Chief Operating Officer for Regional Operations (Latin America), appointed in April 2003 (presently held) Director of the Company, appointed in June 2000 Chief Operating Officer for Service Parts Operations, appointed in April 2000 Joined Honda in April 1978	3,000

Tatsuhiro Oyama (July 9, 1950)	Director of the Company from June 2001 Chief Operating Officer for Parts Operations, appointed in April 2003 (presently held) President and Director of Honda Motorcycle Japan Co., Ltd., appointed in August 2001 Director of the Company, appointed in June 2001 General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan), appointed in April 2001 Joined Honda in April 1969	3,700

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned
Fumihiko Ike (May 26, 1952)	Director of the Company in June 2003 Chief Operating Officer for Power Products Operations, in April 2003 (presently held) Joined Honda in February 1982	3,000

Corporate Auditors

Hiroshi Okubo (October 30, 1945)	Corporate Auditor (full-time), appointed in June 2004 Senior Managing Director of the Company, appointed in June 2003 Compliance Officer, appointed in April 2003 Managing Director of the Company, appointed in June 1999 Chief Operating Officer for Business Support Operations and Chief Officer of Driving Safety Promotion Center in Business Support Operations, appointed in June 1999	6,300
	Director of the Company, appointed in June 1996 General Manager of Executive Office in Business Support Operations, appointed in June 1994 Joined Honda in April 1970

Koji Miyajima (June 10, 1948)	Corporate Auditor (full-time), appointed in June 2003 Corporate Auditor, appointed in June 2001 General Manager of Overseas Operations Office No. 1 in Regional Operations (North America), appointed in April 2000 Joined Honda in April 1971	3,500

Shinichi Sakamoto (August 3, 1950)	Corporate Auditor (full-time), appointed in June 2005 Regional Operating Officer of the Company, appointed in April 2004 Stationed at American Honda Motor Co., Inc., appointed in April 2000 General Manager of Regional Operations Planning Office in Regional Operations (North America), appointed in April 2000 Joined in April 1969	3,000

Koukei Higuchi (March 14, 1936)

Corporate Auditor, appointed in June 2003

Advisor of the Board of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.) (presently held)

Corporate Auditor, appointed in June 2003

		None

Name (Date of Birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Chairman of The Tokio Marine and Fire Insurance Co., Ltd.

(presently Tokio Marine & Nichido Fire Insurance Co., Ltd.), appointed in June 2001

Joined The Tokio Marine and Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.) in April 1960

Kuniyasu Yamada (July 21, 1944)	Corporate Auditor, appointed in June 2003 President of MTB Apple Planning Co., Ltd., appointed in September 2002 (presently held) Joined The Mitsubishi Trust and Banking Corp. in April 1967	1,000

Fumihiko Saito (June 9, 1945)

Corporate Auditor, appointed in June 2004

Partner of Haarmann Hemmelrath Saito Law Office in June 2003 (presently held)

Joined The Law Firm of Hamada & Yanagida (presently The Law Firm of Mori Hamada & Matsumoto) in April 1973

		None

1.	Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for outside directors provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.
2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Kuniyasu Yamada and Mr. Fumihiko Saito are outside corporate auditors as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audits, etc., of Kabushiki Kaisha.
3.	The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. Managing Officers and Operating Officers do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers as voluntarily disclosed in Japan, are listed below.

Managing Officers

Yasuo Ikenoya	Deputy Chief Operating Officer for Regional Operations (China)

Takanobu Ito	General Manager of Suzuka Factory of Production Operations

Masaaki Kato	Executive Vice President and Director of Honda Motor Europe Ltd. President and Director of Honda of the U.K. Manufacturing Ltd.

Akio Hamada	President and Director of Honda of America Mfg., Inc.

Teruo Kowashi	General Manager of Saitama Factory of Production Operations

Operating Officers

Takashi Yamamoto	President and Director of Honda Manufacturing of Alabama, LLC

Suguru Kanazawa	Executive Vice President and Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

Manabu Nishimae

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

Masaya Yamashita	General Manager of Automobile Purchasing Division 1 in Purchasing Operations

Hiroshi Kobayashi	President and Director of Honda Canada Inc.

Kazuo Sagawa	Production in China

Kazuto Iiyama	Automobile Production for Production Operations

Hiroshi Oshima	Corporate Communications, Motor Sports General Manager of Corporate Communications Division in Business Support Operations

Sho Minekawa	President of Guangzhou Honda Automobile Co., Ltd.

Tsutomu Saka	General Manager of Hamamatsu Factory of Production Operations

Hidenobu Iwata	President and Director of Honda Engineering Co., Ltd.

Motohide Sudo	Executive Vice President and Director of Asian Honda Motor Co., Ltd. President and Director of A.P. Honda Company Ltd.

Gen Tsujii	Executive Vice President and Director of Honda of America Mfg., Inc.

Koichi Fukuo	Quality, Certification & Regulation Compliance

Hiroshi Soda	Executive Vice President and Director of Honda North America, Inc.

Takuji Yamada	Executive Vice President and Director of American Honda Motor Co., Inc.

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

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump sum retirement allowance is submitted at the general meeting of shareholders for approval. The amount of retirement allowance for a Director or Corporate Auditor generally reflects his or her position at the time of retirement, the length of his service as a Director or Corporate Auditor and other factors, as appropriate under Honda’s internal regulations.

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2005 was 1,373 million yen, including 1,288 million yen paid to 40 directors (who include four directors who retired during that fiscal year) and 85 million yen paid to six corporate auditors (who include one corporate auditors who retired during that fiscal year). The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also employees of the Company or directors of subsidiaries of the Company. The amount of remuneration paid to the corporate auditors includes amount of wages paid to those corporate auditors who were also employees of the Company or corporate auditors of subsidiaries of the Company.

The total amount of executive bonuses that were paid during the year ended March 31, 2005 was 650 million yen, including 606 million yen to our 36 directors as of the end of the year ended March 31, 2004 and 44 million yen to our four corporate auditors as of the end of the year ended March 31, 2004.

The amount of retirement allowances paid to four retired directors was 923 million yen, while 216 million yen was paid to one retired corporate auditor, both of which payments were in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2004.

C. Board Practices

See Item 6.A “Director and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2005, 2004 and 2003.

As of March 31, 2005

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses
137,827	27,991	99,525	1,787	8,524

At March 31, 2005, Honda had 137,827 full-time employees, including 76,763 local nationals employed in its overseas operations.

As of March 31, 2004

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses
131,600	25,700	95,500	1,700	8,700

At March 31, 2004, Honda had approximately 131,600 full-time employees, including approximately 70,000 local nationals employed in its overseas operations.

As of March 31, 2003

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses
126,900	24,100	92,100	1,700	9,000

At March 31, 2003, Honda had approximately 126,900 full-time employees, including approximately 65,000 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU) which is affiliated with the Japan Council of the International Metal Workers Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2005.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2003, 2004 and 2005 were 2.0%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share ownership

The total amount of the Company’s voting securities owned by its directors and corporate auditors as a group as of June 23, 2005 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	118,968 shares	0.013%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2005, the Association owned 2,511,393 shares of the Company’s common stock.

Item 7. Major shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2005, 928,414,215 shares of Honda’s Common Stock were issued and 924,870,427 shares were outstanding.

We are not aware of any persons or groups that owned beneficially more than five percent of the Company’s outstanding Common Stocks as of March 31, 2005.

ADRs representing American Depositary Shares are issued by JPMorgan Chase Bank, as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2005 were 928,414,215 shares of Common Stock, of which 36,507,098 shares represented by ADRs and 115,499,355 shares not represented by ADRs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 196 at March 31, 2005.

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

During the fiscal year ended March 31, 2005, Honda had sales of ¥148.3 billion and purchases of ¥595.5 billion with equity affiliates accounted under the equity method. As of March 31, 2005, Honda had receivables of ¥25.4 billion from affiliated companies, and had payables of ¥106.5 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

In addition, Mr. Minekawa, a Director of the Company, served as the President of Guangzhou Honda Automobile Co., Ltd., one of our affiliates in China. In fiscal 2005, Honda sold Automobile parts, equipment and services to this affiliated company in the amount of ¥37.0 billion. Mr. Minekawa retired as a Director of the Company as of June 23, 2005 and was assigned as an operating officer of the Company.

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

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and reserves. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims.

Seventy-six purported class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001, have been filed in various state and federal courts against American Honda Motor Co., Inc., Honda Canada, Inc., General Motors, Ford, Daimler Chrysler, Toyota, Nissan and BMW and their Canadian affiliates, Volkswagen, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Several of the state court actions also name Honda Motor Co., Ltd. as a defendant, as well as other Japanese and German parent companies of United States based subsidiaries. The federal court actions have been consolidated for coordinated pretrial proceedings in federal court in Maine and more than 30 California cases have been consolidated in the state court in San Francisco. Additionally, there are pending cases in 10 other states.

The nearly identical complaints allege that the manufacturer defendants, aided by the association defendants, conspired among themselves and with their dealers to prevent United States citizens from purchasing vehicles produced for the Canadian market and sold by dealers in Canada. The complaints allege that new vehicle prices in Canada are 10 to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in the payment of supracompetitive prices by United States consumers. The complaints seek treble damages under the antitrust laws, but do not specify damages. No Court has yet certified any of these cases as a class action. We believe our actions have been lawful and intend to vigorously defend these cases.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, we believe that the overall results of all lawsuits and pending claims should not result in liability to us that would be likely to have an adverse material effect on our consolidated financial position and results of operations.

8. Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and increase its corporate value. With respect to distribution of profits, the Company considers the distribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure. The present goal, however, is to increase the shareholders return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of Company shares to consolidated net income) to approximately 30%. Retained earnings will be applied toward financing R&D activities essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition. The year-end cash dividend will be ¥37 per share, and total cash dividends for the year ended March 31, 2005 will be ¥65 per share, with an interim cash dividend of ¥28. For the year ending March 31, 2006, the Company plans to increase the interim cash dividend by ¥9, to ¥37 per share. It also projects that the year-end cash dividend will be ¥37 per share. As a result, total cash dividends for the year ending March 31, 2006 are expected to be ¥74 per share, an increase of ¥9 per share from that for the year ended March 31, 2005. The Company will continue to work hard to earn and keep the support of its shareholders.

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. The Offer and Listing

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1958 and as of March 31, 2005, Honda’s shares were traded over five stock exchanges in Japan.

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

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2005 was approximately 47,890,000 shares of Common Stock on the TSE and approximately 6,749,400 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE*
Fiscal year	High	Low	High	Low
2001	¥5,360	¥3,380	$22.59	$16.21
2002	5,920	3,090	23.09	13.65
2003	5,990	3,840	23.85	16.40

2004
1st quarter	¥4,790	¥3,570	$19.95	$15.47
2nd quarter	5,510	4,420	23.59	18.54
3rd quarter	4,790	4,090	22.53	18.81
4th quarter	5,140	4,300	23.40	20.55

2005
1st quarter	¥5,320	¥4,370	$24.85	$19.25
2nd quarter	5,640	4,890	25.40	22.56
3rd quarter	5,520	4,830	26.10	23.55
4th quarter	5,700	5,230	27.30	24.92

Jan – 2005	¥5,470	¥5,260	$26.74	$25.23
Feb	5,670	5,380	26.99	25.70
Mar	5,700	5,230	27.30	24.92
Apr	5,670	5,030	26.00	23.75
May	5,400	5,020	24.95	23.80
Jun	5,510	5,220	25.40	24.45

*	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

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

General

Honda’s authorized share capital as of March 31, 2005 is 3,554,000,000 shares of common stock, of which 928,414,215 shares were issued. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered on Honda’s register of shareholders, in accordance with Honda’s share handling regulations. The registered beneficial holder of shares underlying the ADSs or EDRs is the depositary for the ADSs or EDRs, respectively. Accordingly, holders of ADSs or EDRs will not be able directly to assert shareholders’ rights.

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

Objects and Purposes

Article 2 of the articles of incorporation of Honda states that its purpose is to engage in the following businesses:

•	Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircrafts and other transportation machinery and equipment.

•	Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

•	Manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

•	Overland transportation business, marine transportation business, air transportation business, warehousing business, travel business and other transport business and communication business.

•	Sale of sporting goods, articles of clothing, stationary, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

•	Financial business, nonlife insurance agency business, life insurance agency business, construction business including building construction work and real estate business including real estate brokerage.

•	Publishing business, advertising business, translation business, interpretation business, management consultancy business, information services including information processing, information and communication and information provision, industrial planning and design, comprehensive security business and labor dispatch services.

•	Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

•	Manufacture, sale and licensing of equipment, parts and supplies and all other relevant business activities and investments relating to each of the foregoing items.

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

The articles of incorporation of Honda provide that Honda may not issue share certificates for a number of shares not constituting an integral number of units. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable, however, the holder of shares constituting less than one unit may at any time require Honda to purchase or sell such shares at the market price in accordance with the Company’s share handling regulations (see below). Because the transfer of ADRs does not require changes in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, under the deposit agreement, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

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

The Commercial Code provides that a quorum of the majority of voting rights of all shareholders must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	the amendment of the articles of incorporation (except amendments that the board of directors are authorized to make under the Commercial Code),

•	the removal of a director or a corporate auditor,

•	the dissolution, merger, consolidation or split-up of Honda,

•	the transfer of the whole or an important part of Honda’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a specially favorable price (or any issuance of stock acquisition rights with specially favorable conditions) to persons other than shareholders, and

•	the share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships.

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

Acquisition by Honda of Shares

Honda may acquire its own shares through Japanese stock exchanges on which its shares are listed, by way of tender offer (pursuant to a resolution of the board of directors or an ordinary resolution of an ordinary general meeting of shareholders), from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of Honda (pursuant to a resolution of the board of directors). When such acquisition is made by Honda from a specific party other than a subsidiary of Honda, any shareholder may make a request directly to a representative director of Honda, five days prior to the relevant shareholders’ meeting, that Honda also acquire the shares held by such shareholder. Any such acquisition of shares (other than the acquisition by Honda of its own shares from its subsidiary) must satisfy certain requirements, including the requirement that the total amount of the purchase price not exceed the amount of retained earnings available for dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and any transfer of retained earnings to stated capital. In the case of the acquisition by Honda of its own shares from its subsidiary, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payment minus the amount of any interim dividend paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and certain other items, Honda may not purchase such shares. Honda may hold the shares acquired in compliance with the provisions of the Commercial Code, and, generally, may dispose of or utilize for any purpose or cancel such shares by a resolution of the board of directors; provided, however, that disposal of shares acquired to a person other than shareholders with specially favorable conditions will require a special resolution of the general meeting of shareholders.

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

On March 30, 2004, a new “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “New Treaty”) entered into force and replaced the old “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “Old Treaty”). Under the Old Treaty, which remained in effect until June 30, 2004 with respect to Japanese withholding taxes, a portfolio investor that is a U.S. holder (as defined below in “—United States Taxes”) was generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 15%. Under the New Treaty, which is effective for distributions on shares and ADSs made on and after July 1, 2004, a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 10%.

To obtain the benefits of the reduced withholding rate on dividends under the Old Treaty or the New Treaty, a U.S. holder must file an application for reduced withholding with the Japanese tax authorities at least one day before the date of the dividend distribution. A U.S. holder of our ADSs must file, through the depositary, one application for exemption from withholding tax for eight months for the purpose of investigating tax status of the holder one day from before the dividend payment and a second one for reduced withholding in accordance with the New Treaty within eight months after the end of our fiscal year in which the annual dividend is paid or, in the case of interim dividend, within eight months after the record date for such interim dividend. For this purpose, a U.S. holder must file proof of its taxpayer status, its residence and its beneficial ownership of the shares or ADSs. The depositary may require the U.S. holder also to provide other information in accordance with the Japanese tax laws and regulations. A U.S. holder that does not submit an application for reduced withholding before a dividend is paid can file a claim for refund of the Japanese tax withheld in excess of the reduced tax under the Old Treaty or New Treaty with the Japanese tax authorities.

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

For purposes of the Old Treaty, the New Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is for United States federal income tax purposes, (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for purposes of the Old Treaty or the New Treaty, as applicable, (i) does not maintain a permanent establishment or fixed base in Japan to which shares or ADSs are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (ii) is not otherwise ineligible for benefits under the Old Treaty or the New Treaty, as the case may be, with respect to income and gain from the shares or ADSs.

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

Taxation of Dividends

Under the U.S. federal income tax laws and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Honda out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it. Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income, and dividends paid in taxable years beginning after December 1, 2006 will, depending on your circumstances, be “passive” or “general” income which in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if a U.S. holder sells or otherwise disposes of its shares or ADSs, it will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that it realizes and its tax basis, determined in U.S. dollars, in its shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 will generally be taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such holder if Honda is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, shares or ADSs held by a U.S. holder will be treated as stock in a PFIC if Honda was a PFIC at any time during the U.S. holder’s holding period in its shares or ADSs, even if Honda is not currently a PFIC. For purposes of this rule, if a U.S. holder makes a mark-to-market election with respect to its shares or ADSs, the U.S. holder will be treated as having a new holding period in its shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-tomarket election applies. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC with respect to such U.S. holder, it must file Internal Revenue Service Form 8621.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Honda is exposed to market risks, which are changes in foreign currency exchanges rates, in interest rates and in prices of marketable equity securities. Honda is a party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchanges rates and in interest rates. Honda does not hold any derivative financial instruments for trading purposes.

Foreign Currency Risk

Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

The tables below provide information about our derivatives related to foreign exchange risk as of March 31, 2004 and 2005. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency options to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2004			2005
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contract	Contract amounts	Fair value		Contract amounts	Fair value
To sell US$	¥260,110	4,345	107.34	¥225,573	(5,233)	104.58
To sell EUR	67,123	2,176	132.80	56,727	(915)	136.32
To sell CAD	22,716	110	80.93	22,736	(845)	84.73
To sell GBP	21,695	(13)	191.70	49,407	(1,188)	195.81
To sell other foreign currencies	14,140	315	various	57,109	(523)	various
To buy US$	3,774	(74)	107.62	3,596	75	104.62
To buy other foreign currencies	32	6	various	2,304	19	various
Cross-currencies	173,108	(437)	various	275,389	(1,023)	various

Total	¥562,698	6,428		¥692,841	(9,633)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option	Contract amounts	Fair value		Contract amounts	Fair value
Option purchased to sell US$	¥50,497	1,454	various	¥71,004	258	various
Option written to sell US$	64,497	(192)	various	92,482	(1,270)	various
Option purchased to sell other currencies	2,050	151	various	20,462	123	various
Option written to sell other currencies	4,099	(10)	various	30,263	(287)	various
Option purchased to buy other currencies	—	—	—	—	—	—
Option written to buy other currencies	—	—	—	—	—	—

Total	¥121,143	1,403		¥214,211	(1,176)

Interest Rate Risk

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2004 and 2005. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency & interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+ a and an index at the fiscal year end.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2004		2005
	Yen (millions)		Yen (millions)
					Expected maturity date						Average interest rates
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Direct Finance Leases :
JP¥	¥22,817	*	¥24,250	14,187	4,985	3,051	1,354	673	—	*	5.30%
US$	1,454,460	*	1,562,695	439,500	517,893	472,591	132,654	57	—	*	4.77%
Other	244,439	*	335,303	103,436	80,554	79,358	62,332	9,522	101	*	5.51%

Total—Direct Finance Leases	¥1,721,716	*	¥1,922,248	557,123	603,432	555,000	196,340	10,252	101	*

Other Finance Reveivables:
JP¥	¥331,559	301,749	¥350,281	127,665	93,683	63,417	37,891	18,080	9,545	319,697	5.30%
US$	1,510,120	1,522,724	1,768,541	609,739	364,769	338,470	277,123	154,368	24,072	1,743,376	4.77%
Other	264,546	256,201	314,043	167,836	61,574	46,295	26,810	9,904	1,624	281,768	8.81%

Total—Other Finance Reveivables	¥2,106,225	2,080,674	¥2,432,865	905,240	520,026	448,182	341,824	182,352	35,241	2,344,841

Retained interest in the sold pool of finance receivables **	61,072	61,072	62,904							62,904

Total ***	¥3,889,013		¥4,418,017

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct finance leases is not required.
** :	The retained interest in the sold pool of finance receivables is accounted for as "trading" securities and is reported at fair value.
*** :	The finance subsidiaries-receivables include finance subsidiaries-receivables classified as trade receivables and other assets in the consolidated balance sheets. Additional detailed information is provided at the "(3) Finance Subsidiaries-Receivables and Securitizations" in the notes to the accompanying consolidated financial statements.

Long-Term Debt (including current maturities)

	2004		2005
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rates
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Japanese yen bonds	¥171,000	170,989	¥171,000	—	61,000	50,000	30,000	30,000	—	172,209	0.70%
Japanese yen medium-term notes	379,707	382,677	470,273	93,000	56,623	138,522	117,418	64,710	—	475,575	0.60%
U.S. dollar medium-term notes	1,028,039	1,033,548	1,111,126	391,759	354,176	164,801	90,844	88,172	21,374	1,118,885	3.17%
U.S. dollar commercial paper	184,690	184,690	187,526	—	187,526	—	—	—	—	187,526	2.71%
Loans and others—primarily fixed rate	118,301	118,482	154,680	50,346	53,614	32,938	14,429	952	2,401	154,832	3.53%

Total	¥1,881,737	1,890,386	¥2,094,605	535,105	712,939	386,261	252,691	183,834	23,775	2,109,027

Interest Rate Swaps

		2004		2005
		Yen (millions)		Yen (millions)
Notional principal currency					Expected maturity date						Fair value	Average receive rate	Average pay rate
	Receive/Pay	Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter
JP¥	Float/Fix	¥5,499	(103)	¥4,525	260	1,360	1,120	885	900	—	(87)	0.82%	1.83%
US$	Float/Fix	1,997,417	(21,866)	2,326,726	200,052	406,948	1,033,436	686,290	—	—	28,996	2.82%	3.14%
	Fix/Float	114,145	4,064	250,219	2,148	22,552	32,217	91,281	80,543	21,478	(1,635)	4.13%	2.97%
	Float/Float	71,975	(2)	40,808	24,700	—	8,054	—	8,054	—	(199)	2.84%	2.93%
CA$	Float/Fix	238,581	(5,409)	361,748	39,778	45,763	101,954	129,460	44,793	—	(1,981)	2.46%	3.78%
	Fix/Float	19,877	261	50,737	—	—	—	38,493	—	12,244	(288)	3.22%	2.59%
	Float/Float	19,878	(94)	93,270	—	—	93,270	—	—	—	(147)	2.58%	2.68%
GBP	Float/Fix	66,232	83	75,061	31,460	23,269	14,621	5,155	556	—	175	5.13%	5.03%
	Fix/Float	22,575	83	24,311	11,597	7,797	3,900	1,017	—	—	(31)	5.18%	5.02%

Total		¥2,556,179	(22,983)	¥3,227,405	309,995	507,689	1,288,572	952,581	134,846	33,722	24,803

Currency & Interest Rate Swaps

			2004		2005
			Yen (millions)		Yen (millions)
Receiving side currency	Paying side currency					Expected maturity date							Average receive rate	Average pay rate
		Receive/Pay	Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	US$	Fix/Float	¥255,323	25,836	¥353,314	70,912	29,581	106,939	92,692	53,190	—	21,472	0.69%	3.11%
		Float/Float	81,678	8,540	84,526	9,201	23,895	23,082	20,535	7,813	—	4,588	0.23%	3.08%
JP¥	EUR	Fix/Float	12,000	198	—	—	—	—	—	—	—	—	—	—
JP¥	CA$	Fix/Float	—	—	2,418	—	—	—	—	—	2,418	(182)	0.95%	3.01%
		Float/Float	8,647	(329)	5,846	4,692	—	—	—	1,154	—	(868)	0.83%	2.83%
JP¥	GBP	Fix/Float	13,028	(70)	28,314	28,314	—	—	—	—	—	5	0.04%	4.94%
Other	Other	Fix/Float	1,665	39	—	—	—	—	—	—	—	—	—	—
		Float/Float	29,915	(260)	30,854	30,854	—	—	—	—	—	(194)	2.72%	5.03%

Total			¥402,256	33,954	¥505,272	143,973	53,476	130,021	113,227	62,157	2,418	24,821

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are generally securities of domestic Japanese companies and are held for purposes other than trading. At March 31, 2004 and 2005, the estimated fair value of marketable equity securities was ¥98.3 billion and ¥93.0 billion, respectively.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15. Controls and Procedures

Under the supervision and the participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2005. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Auditors has determined that Mr. Shinichi Sakamoto, a corporate auditor of the Company, is an “audit committee financial expert” as such term is defined by the rules of the SEC. He was elected as one of Honda’s corporate auditors at the general meeting of shareholders held on June 23, 2005. See Item 6.A. for additional information regarding Mr. Sakamoto.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

Our Principal Accountant, who conducted audits of our consolidated financial statements under U.S. generally accepted accounting principles or its affiliates, is our independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Yen (millions)
	2004	2005
Audit Fees	581	688
Audit-Related Fees	221	113
Tax Fees	484	390
All Other Fees	2	—
Total	1,288	1,191

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

None of the services described above in this Item 16C were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(iXC) of Regulation S-X.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2005. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
April 1 to April 30, 2004	1,761,421	¥4,735	1,760,900	4,099,900
May 1 to May 31, 2004	676,948	¥4,435	676,400	0
June 1 to June 30, 2004	685	¥5,001	0	0
July 1 to July 31, 2004	1,830	¥5,084	0	0
August 1 to August 31, 2004	2,642,128	¥5,268	2,640,500	4,859,500
September 1 to September 30, 2004	1,698,824	¥5,469	1,697,000	3,162,500
October 1 to October 31, 2004	1,256,487	¥5,421	1,255,400	0
November 1 to November 30, 2004	1,858,958	¥5,192	1,857,000	4,393,000
December 1 to December 31, 2004	2,005,142	¥5,171	2,001,000	2,392,000
January 1, to January 31, 2005	944,117	¥5,381	930,900	0
February 1, to February 28, 2005	1,598,057	¥5,531	1,596,800	4,153,200
March 1 to March 31, 2005	1,603,526	¥5,512	1,602,400	2,550,800

Total	16,048,123	¥5,244	16,018,300

Notes:

(1)	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System—Right of a Holder of Shares Representing Less Than One Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.
(2)	During the year ended March 31, 2005, the following share repurchase programs were in effect:

Share repurchase approved at the ordinary general meeting of shareholders on June 24, 2003

Date of announcement: June 24, 2003

Maximum number of shares authorized to be repurchased: 25,000,000

Maximum yen amount authorized to be used for repurchase: ¥100,000,000,000

Repurchase period: from June 24, 2003 to May 11, 2004

(This program expired on the last day of the repurchase period referred to above.)

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: July 28, 2004

Maximum number of shares authorized to be repurchased: 7,500,000

Maximum yen amount authorized to be used for repurchase: ¥30,000,000,000

Repurchase period: from August 3, 2004 to October 15, 2004

(This program expired on the last day of the repurchase period referred to above.)

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: October 27, 2004

Maximum number of shares authorized to be repurchased: 6,250,000

Maximum yen amount authorized to be used for repurchase: ¥25,000,000,000

Repurchase period: from November 2, 2004 to January 18, 2005

(This program expired on the last day of the repurchase period referred to above.)

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: January 28, 2005

Maximum number of shares authorized to be repurchased: 5,750,000

Maximum yen amount authorized to be used for repurchase: ¥23,000,000,000

Repurchase period: from February 3, 2005 to April 14, 2005

(This program expired on the last day of the repurchase period referred to above.)

Item 17. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4.	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (4)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Annex A. Unaudited Consolidated Balance Sheets Divided into Non-Financial

Services Businesses and Finance Subsidiaries

At March 31, 2004 and 2005	Yen (millions)		% of total
	2004	2005
Assets

Non-financial services businesses
Current Assets:	¥3,033,178	¥3,376,411	36.2
Cash and cash equivalents	707,917	757,894
Trade accounts and notes receivable	377,049	422,673
Inventories	765,433	862,370
Other current assets	1,182,779	1,333,474
Investment and advances	743,427	830,698	8.9
Property, plant and equipment, at cost	1,418,397	1,564,762	16.8
Other assets	269,073	274,958	3.0

Total assets	5,464,075	6,046,829	64.9

Finance Subsidiaries
Cash and cash equivalents	16,504	15,644	0.2
Finance subsidiaries—short-term receivables, net	956,284	1,028,488	11.0
Finance subsidiaries—long-term receivables, net	2,266,881	2,625,078	28.2
Other assets	579,246	692,886	7.4

Total assets	3,818,915	4,362,096	46.8
Eliminations	(954,222)	(1,091,955)	(11.7)

Total assets	¥8,328,768	9,316,970	100.0

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities:	¥2,017,607	¥2,281,768	24.5
Short-term debt	200,784	228,558
Current portion of long-term debt	6,912	6,385
Trade payables	913,649	1,022,394
Accrued expenses	691,637	770,887
Other current liabilities	204,625	253,544
Long-term debt	28,370	19,570	0.2
Other liabilities	724,331	717,636	7.7

Total liabilities	2,770,308	3,018,974	32.4

Finance subsidiaries
Short-term debt	1,170,538	1,310,678	14.1
Current portion of long-term debt	482,563	535,825	5.8
Accrued expenses	127,232	151,867	1.6
Long-term debt	1,378,346	1,546,953	16.6
Other liabilities	287,705	352,317	3.7

Total liabilities	3,446,384	3,897,640	41.8
Eliminations	(762,324)	(888,938)	(9.5)

Total liabilities	5,454,368	6,027,676	64.7

Common stock	86,067	86,067	0.9
Capital surplus	172,719	172,531	1.9
Legal reserves	32,418	34,688	0.4
Retained earnings	3,589,434	3,809,383	40.8
Accumulated other comprehensive income (loss)	(854,573)	(793,934)	(8.5)
Treasury stock	(151,665)	(19,441)	(0.2)

Total stockholders’ equity	2,874,400	3,289,294	35.3

Total liabilities and stockholders’ equity	¥8,328,768	9,316,970	100.0

Note:

In this current year, Honda reclassified certain finance subsidiaries-receivables to trade receivables in the consolidated balance sheets divided into Non-financial services businesses and Finance subsidiaries (unaudited). Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005.

Annex A. Unaudited Consolidated Statements of Cash Flows Divided into Non-Financial

Service Businesses and Finance Subsidiaries

	Yen (millions)
	2004		2005
Year ended March 31, 2004 and 2005	Non-financial services businesses	Finance Subsidiaries	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net income	¥423,794	¥40,569	¥408,251	¥77,955
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	213,086	359	225,333	419
Deferred income taxes	34,532	78,890	38,737	76,782
Equity in income of affiliates	(75,424)	—	(97,821)	—
Loss on derivative instruments and related others	(74,469)	(10,314)	(4,000)	(56,432)
Decrease (increase) in trade accounts and notes receivable	53,035	(28,096)	(29,754)	(43,224)
Decrease (increase) in inventories	(51,836)	—	(79,483)	—
Increase (decrease) in trade payables	130,322	—	82,548	—
Other, net	(104,351)	56,135	89,703	59,382

Net cash provided by operating activities	548,689	137,543	633,514	114,882

Cash flows from investing activities:
Decrease (increase) in investments and advances	94,562	12	(119,182)	—
Capital expenditures	(287,311)	(430)	(372,039)	(1,941)
Proceeds from sales of property, plant and equipment	14,398	4,759	13,990	226
Decrease (increase) in finance subsidiaries-receivables	—	(708,418)	—	(465,841)

Net cash used in investing activities	(178,351)	(704,077)	(477,231)	(467,556)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(37,401)	(97,505)	14,604	138,511
Proceeds from long-term debt	11,663	885,084	7,752	697,703
Repayment of long-term debt	(11,169)	(278,079)	(9,172)	(486,568)
Proceeds from issuance of common stock	—	57,280	—	1,911
Cash dividends paid	(33,566)	—	(47,806)	—
Increase (decrease) in commercial paper classified as long-term debt	—	280	—	(131)
Payment for purchase of treasury stock, net	(95,312)	—	(84,147)	—

Net cash provided by (used in) financing activities financing activities	(165,785)	567,060	(118,769)	351,426

Effect of exchange rate changes on cash and cash equivalents	(26,979)	(1,083)	12,463	388

Net change in cash and cash equivalents	177,574	(557)	49,977	(860)

Cash and cash equivalents at beginning of year	530,343	17,061	707,917	16,504

Cash and cash equivalents at end of year	¥707,917	¥16,504	¥757,894	¥15,644

Notes:

1.	The Company and its subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.
2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥370,338 million, while finance subsidiaries generated a negative free cash flow of ¥566,534 million in fiscal 2004. Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the decrease in loans to finance subsidiaries (¥112,116 million), free cash flow for non-financial services businesses in fiscal 2004 was ¥258,222 million.
3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥156,283 million, while finance subsidiaries generated a negative free cash flow of ¥352,674 million in fiscal 2005. Excluding the increase in loans to finance subsidiaries (¥132,317 million), free cash flow for non-financial services businesses in fiscal 2005 was ¥288,600 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries do not necessarily equal the consolidated amounts reflected in the Company’s audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.
5.	In this current year, Honda changed its reporting of cash flow related to the finance subsidiaries-receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows divided into Non-financial services businesses and Finance subsidiaries (unaudited). Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005.
6.	Decrease(increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

HONDA MOTOR CO., LTD.

(Honda Giken Kogyo Kabushiki Kaisha)

(A Japanese Company)

AND SUBSIDIARIES

Consolidated Financial Statements

and

Report of Independent Registered

Public Accounting Firm

March 31, 2005

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” In our opinion, disclosure of this information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005 in conformity with U.S. generally accepted accounting principles.

/S/ KPMG AZSA & Co.

Tokyo, Japan

April 26, 2005

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2005

	Yen (millions)
	2004	2005
Assets
Current assets:
Cash and cash equivalents	¥724,421	¥773,538
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥10,919 million in 2004 and ¥9,710 million in 2005 (note 2)	688,303	791,195
Finance subsidiaries-receivables, net (notes 2, 3 and 7)	949,733	1,021,116
Inventories (note 4)	765,433	862,370
Deferred income taxes (note 9)	222,179	214,059
Other current assets (notes 6, 7 and 14)	303,185	346,464

Total current assets	3,653,254	4,008,742

Finance subsidiaries-receivables, net (notes 2, 3 and 7)	2,265,874	2,623,909

Investments and advances:
Investments in and advances to affiliates (note 5)	298,242	349,664
Other, including marketable equity securities (note 6)	242,824	264,926

Total investments and advances	541,066	614,590

Property, plant and equipment, at cost (note 7):
Land	354,762	365,217
Buildings	968,159	1,030,998
Machinery and equipment	2,072,347	2,260,826
Construction in progress	49,208	96,047

	3,444,476	3,753,088
Less accumulated depreciation	2,008,945	2,168,836

Net property, plant and equipment	1,435,531	1,584,252

Other assets (notes 2, 7, 9 and 14)	433,043	485,477

Total assets	¥8,328,768	¥9,316,970

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 7)	¥734,271	¥769,314
Current portion of long-term debt (note 7)	487,125	535,105
Trade payables:
Notes	29,096	26,727
Accounts	882,141	987,045
Accrued expenses	813,733	913,721
Income taxes payable (note 9)	31,194	65,029
Other current liabilities (notes 7, 9 and 14)	357,259	451,623

Total current liabilities	3,334,819	3,748,564

Long-term debt (note 7)	1,394,612	1,559,500
Other liabilities (notes 7, 8, 9, 11 and 14)	724,937	719,612

Total liabilities	5,454,368	6,027,676

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares in 2004 and 3,554,000,000 shares in 2005; issued 974,414,215 shares in 2004 and 928,414,215 shares in 2005	86,067	86,067
Capital surplus	172,719	172,531
Legal reserves (note 10)	32,418	34,688
Retained earnings (note 10)	3,589,434	3,809,383
Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13)	(854,573)	(793,934)
Treasury stock, at cost 33,498,264 shares in 2004 and 3,543,788 shares in 2005	(151,665)	(19,441)

Total stockholders’ equity	2,874,400	3,289,294

Commitments and contingent liabilities (notes 16 and 17)
Total liabilities and stockholders’ equity	¥8,328,768	¥9,316,970

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2003, 2004 and 2005

	Yen (millions)
	2003	2004	2005
Net sales and other operating revenue (note 3)	¥7,971,499	¥8,162,600	¥8,650,105

Operating costs and expenses:
Cost of sales (note 3)	5,364,204	5,609,806	6,038,172
Selling, general and administrative	1,445,905	1,503,683	1,513,259
Research and development	436,863	448,967	467,754

	7,246,972	7,562,456	8,019,185

Operating income	724,527	600,144	630,920

Other income (notes 1(p) and 6):
Interest	7,445	9,299	10,696
Other	5,741	54,909	60,541

	13,186	64,208	71,237

Other expenses (notes 1(c), (p) and 6):
Interest	12,207	10,194	11,655
Other	115,751	12,231	33,697

	127,958	22,425	45,352

Income before income taxes and equity in income of affiliates	609,755	641,927	656,805

Income taxes (note 9):
Current	176,632	139,318	151,146
Deferred	68,433	113,422	115,519

	245,065	252,740	266,665

Income before equity in income of affiliates	364,690	389,187	390,140

Equity in income of affiliates (note 5)	61,972	75,151	96,057

Net income	¥426,662	¥464,338	¥486,197

	Yen
	2003	2004	2005
Basic net income per common share (note 1(n))	¥439.43	¥486.91	¥520.68

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2003, 2004 and 2005

	Yen (millions)
	2003	2004	2005
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067

Balance at end of year	86,067	86,067	86,067

Capital surplus:
Balance at beginning of year	172,529	172,529	172,719
Reissuance of treasury stock	—	190	2
Retirement of treasury stock	—	—	(190)

Balance at end of year	172,529	172,719	172,531

Legal reserves:
Balance at beginning of year	28,969	29,391	32,418
Transfer from retained earnings (note 10)	422	3,027	2,270

Balance at end of year	29,391	32,418	34,688

Retained earnings:
Balance at beginning of year	2,765,600	3,161,664	3,589,434
Net income for the year	426,662	464,338	486,197
Cash dividends (note 10)	(30,176)	(33,541)	(47,797)
Transfer to legal reserves (note 10)	(422)	(3,027)	(2,270)
Retirement of treasury stock	—	—	(216,181)

Balance at end of year	3,161,664	3,589,434	3,809,383

Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13):
Balance at beginning of year	(479,175)	(763,165)	(854,573)
Other comprehensive income (loss) for the year, net of tax	(283,990)	(91,408)	60,639

Balance at end of year	(763,165)	(854,573)	(793,934)

Treasury stock:
Balance at beginning of year	(49)	(56,766)	(151,665)
Purchase of treasury stock	(56,717)	(95,318)	(84,160)
Reissuance of treasury stock	—	419	13
Retirement of treasury stock	—	—	216,371

Balance at end of year	(56,766)	(151,665)	(19,441)

Total stockholders’ equity	¥2,629,720	¥2,874,400	¥3,289,294

Disclosure of comprehensive income:
Net income for the year	¥426,662	¥464,338	¥486,197
Other comprehensive income (loss) for the year, net of tax (notes 6, 9, 11 and 13)
Adjustments from foreign currency translation	(169,391)	(195,941)	40,476
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(1,047)	21,246	(3,668)
Reclassification adjustments for losses realized in net income	7,137	—	1,346
Minimum pension liabilities adjustment	(120,689)	83,287	22,485

	(283,990)	(91,408)	60,639

Total comprehensive income for the year	¥142,672	¥372,930	¥546,836

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2004 and 2005

	Yen (millions)
	2003	2004	2005
Cash flows from operating activities (note 12):
Net income	¥426,662	¥464,338	¥486,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	220,874	213,445	225,752
Deferred income taxes	68,433	113,422	115,519
Equity in income of affiliates	(61,972)	(75,151)	(96,057)
Provision for credit and lease residual losses on finance subsidiaries- receivables (note 2)	39,256	45,937	50,638
Loss (gain) on derivative instruments and related others, net	36,983	(84,783)	(60,432)
Decrease (increase) in assets:
Trade accounts and notes receivable (note 2)	(31,642)	22,829	(70,145)
Inventories	(146,574)	(51,836)	(79,483)
Other current assets	(104,583)	(154,320)	(11,797)
Other assets (note 2)	(52,780)	(33,376)	(52,198)
Increase (decrease) in liabilities:
Trade accounts and notes payable	28,675	132,541	76,338
Accrued expenses	130,615	64,830	71,469
Income taxes payable	3,964	(31,068)	33,704
Other current liabilities	17,708	13,763	19,973
Other liabilities	30,412	43,656	19,826
Other, net (note 2)	59,336	(8,739)	17,320

Net cash provided by operating activities	665,367	675,488	746,624

Cash flows from investing activities:
Decrease (increase) in investments and advances	(16,041)	54,007	26,148
Payment for purchase of available-for-sale securities	(3,904)	(61)	(1,608)
Proceeds from sales of available-for-sale securities	40,682	10,082	13,140
Payment for purchase of held-to-maturity securities	—	(13,409)	(20,856)
Capital expenditures	(316,991)	(287,741)	(373,980)
Proceeds from sales of property, plant and equipment	16,438	19,157	14,216
Acquisitions of finance subsidiaries-receivables (note 2)	(2,424,416)	(2,689,554)	(2,710,520)
Collections of finance subsidiaries-receivables (note 2)	892,933	1,156,888	1,561,299
Proceeds from sales of finance subsidiaries-receivables	760,500	820,650	684,308

Net cash used in investing activities	(1,050,799)	(929,981)	(807,853)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(47,959)	(7,910)	20,244
Proceeds from long-term debt	775,987	885,162	704,433
Repayment of long-term debt	(292,063)	(289,107)	(495,107)
Cash dividends paid (note 10)	(30,176)	(33,541)	(47,797)
Increase (decrease) in commercial paper classified as long-term debt	(2,131)	280	(131)
Payment for purchase of treasury stock, net	(56,717)	(95,312)	(84,147)

Net cash provided by financing activities	346,941	459,572	97,495
Effect of exchange rate changes on cash and cash equivalents	(23,546)	(28,062)	12,851

Net change in cash and cash equivalents	(62,037)	177,017	49,117

Cash and cash equivalents at beginning of year	609,441	547,404	724,421

Cash and cash equivalents at end of year	¥547,404	¥724,421	¥773,538

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2004 and 2005

(1) General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 30 separate factories, 4 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the year ended March 31, 2005 were derived from: motorcycle business 12.7%, automobile business 80.5%, financial services 3.0%, and power products and other businesses 3.8%. Operating income by category of activity for the year ended March 31, 2005 was derived from: motorcycle business 11.0%, automobile business 71.7%, financial services 14.2%, and power products and other businesses 3.1%. The total assets at March 31, 2005 were attributable to: motorcycle business 9.1%, automobile business 44.7%, financial services 46.8%, power products and other businesses 2.8%, and corporate assets (net of company-wide accounts eliminated in consolidation) (3.4%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2005, 77.1% of net sales and other operating revenue (¥6,666,923 million) was derived from subsidiaries operating outside Japan (2004: ¥6,283,459 million, 2003: ¥5,995,981 million). Net sales and other operating revenue for the year ended March 31, 2005 was geographically broken down based on the location of customers as follows: Japan 19.6%, North America 52.9%, Europe 10.1%, Asia 11.3% and others 6.1%. For the year ended March 31, 2005, 72.3% of operating income (¥456,282 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2004: ¥404,464 million, 2003: ¥519,901 million). Also, 70.8% of Honda’s assets at March 31, 2005 (¥6,597,463 million) was identified with foreign operations (2004: ¥5,688,405 million).

(b) Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” which was revised in December 2003 (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Honda adopted the provisions FIN 46R as of March 31, 2004. The implementation of FIN 46R did not have a significant effect on Honda’s consolidated financial statements.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses – other, for each of the years in the three-year period ended March 31, 2005 were ¥9,658 million, ¥11,753 million and ¥11,559 million, respectively.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2004 and 2005 were not significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2004 and 2005, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

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

(i) Goodwill

Goodwill is not amortized but instead be tested for impairment at least annually. Goodwill is considered impaired if its estimated fair value is less than the carrying value. Honda completed its annual test during each of its fiscal years ended March 31, 2003, 2004 and 2005 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2004 and 2005 was ¥17,666 million and ¥17,887 million, respectively.

(j) Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

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

(m) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2005 were ¥234,670 million, ¥239,332 million and ¥246,997 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(n) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2003, 2004 and 2005 was 970,952,677, 953,638,262 and 933,767,978 respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2003, 2004 or 2005.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2005 are as follows:

Yen (millions)
2003	2004	2005
¥ 520	¥ 13,668	¥ (17,146)

(p) Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes the fair value of all derivative financial instruments in its consolidated balance sheet. As Honda does not apply hedge accounting, the changes in the fair value of its derivative financial instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other income (expenses) – other during the year ended March 31, 2003, 2004 and 2005 are ¥19,910 million loss, ¥122,583 million gain and ¥44,905 million gain, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥12,778 million loss, ¥36,410 million loss and ¥10,667 million gain in other income (expenses) – other during the years ended March 31, 2003, 2004 and 2005, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥45,988 million loss, ¥38,894 million loss and ¥28,000 million loss are included in other income (expenses) – other during the years ended March 31, 2003, 2004 and 2005. These gains and losses are presented on a net basis.

(q) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2005 are as follows:

Yen (millions)
2003	2004	2005
¥ 144,791	¥ 146,698	¥ 159,472

(r) New Accounting Pronouncements Not Yet Adopted

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, “Inventory Pricing,” for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal,” as described in ARB No. 43. This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Honda’s consolidated financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(s) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

(2)	Presentation of finance subsidiaries-receivables in the consolidated statements of cash flows and the consolidated balance sheets

In prior periods, Honda reported the effects of all finance subsidiaries-receivables as investing activities for purposes of presentation in the consolidated statements of cash flows. This policy, when applied to wholesale receivables related to sales of inventory to outside dealers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis.

In the current year, based on concerns raised by the staff of the Securities and Exchange Commission (“SEC”), management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables in the consolidated balance sheets. This presentation results in the elimination of the intercompany activities and proper classification of cash receipts from the settlement of wholesale receivables related to the sale of inventory as operating activities.

Certain finance subsidiaries provide retail finance to customers who purchased inventory from the consolidated dealers. The cash flows generated from these retail finance were reported as investing cash flows in prior periods. In the current year, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets.

Consequently, management has revised the presentation in the consolidated statements of cash flows for the years ended March 31, 2003 and 2004 and the consolidated balance sheet at March 31, 2004 to achieve a comparable presentation for all periods presented herein.

The cash flow related effects of finance subsidiaries-receivable from retail, direct finance leases, wholesale and term loans to dealer which are unrelated to the sales of inventory continue to be reported as investing activities in the consolidated statements of cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The impacts of the reclassification of the affected line items in the consolidated statements of cash flows with respect to the years ended March 31, 2003 and 2004 and in the consolidated balance sheet at March 31, 2004 are as follows:

Consolidated statements of cash flows

	Year ended March 31, Yen (millions)
	2003	2004
Cash provided by operating activities, as previously reported	¥688,127	¥712,942
Amounts reclassified from investing activities;
Provision for credit and lease residual losses on finance subsidiaries-receivables	(121)	(1,003)
Increase in trade account and notes receivable	(14,800)	(28,096)
Increase in other assets	(7,960)	(9,358)
Other, net	121	1,003

Cash provided by operating activities, after reclassification	665,367	675,488

Cash used in investing activities, as previously reported	(1,073,559)	(967,435)
Amount reclassified to operating activities;
Acquisitions of finance subsidiaries-receivables	840,660	874,458
Collections of finance subsidiaries-receivables	(817,900)	(837,004)

Cash used in investing activities, after reclassification	¥(1,050,799)	¥(929,981)

Consolidated balance sheet

At March 31, Yen (millions)
2004
Trade accounts and notes receivables, as previously reported	¥373,416
Amount reclassified from finance subsidiaries-receivables, net-current	314,887

Trade accounts and notes receivables, after reclassification	688,303

Finance subsidiaries-receivables, net-current, as previously reported	1,264,620
Amount reclassified to trade accounts and notes receivables	(314,887)

Finance subsidiaries-receivables, net-current, after reclassification	949,733

Finance subsidiaries-receivables, net, as previously reported	2,377,338
Amount reclassified to other assets	(111,464)

Finance subsidiaries-receivables, net, after reclassification	2,265,874

Other assets, as previously reported	321,579
Amount reclassified from finance subsidiaries-receivables, net	111,464

Other assets, after reclassification	¥433,043

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3) Finance Subsidiaries-Receivables and Securitizations

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Certain finance receivables related to sales of inventory are reclassified to trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

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

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2004 and 2005:

	Yen (millions)
	2004	2005
Direct financing leases	¥1,721,716	¥1,922,248
Retail	1,822,873	2,110,018
Wholesale	256,588	312,318
Term loans to dealers	26,764	10,529

Total finance receivables	3,827,941	4,355,113
Retained interests in the sold pools of finance receivables	61,072	62,904

	3,889,013	4,418,017
Less:
Allowance for credit losses (a)	26,327	32,749
Allowance for losses on lease residual values	26,124	34,025
Unearned interest income and fees (b)	194,604	201,873

Finance subsidiaries-receivables, net, before reclassification	3,641,958	4,149,370
Less:
Reclassification to trade receivables, net (note 2)	314,887	374,988
Reclassification to other assets, net (note 2)	111,464	129,357
Finance subsidiaries-receivables, net	3,215,607	3,645,025
Less current portion	949,733	1,021,116

Noncurrent finance subsidiaries-receivables, net	¥2,265,874	¥2,623,909

(a)	The allowance for credit losses of finance subsidiaries-receivables at March 31, 2004 and 2005 include ¥1,916 million and ¥1,823 million, which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets.
(b)	The unearned interest income and fees at March 31, 2004 and 2005 include ¥16,800 million and ¥19,118 million, which were reclassified to trade receivable and other assets in the consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2005 and thereafter:

Years ending March 31	Yen (millions)
2006	¥1,462,363

2007	1,123,458
2008	1,003,182
2009	538,164
2010	192,604
After five years	35,342

2,892,750

Total	¥4,355,113

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2005 as follows:

	Yen (millions)
	2003	2004	2005
Finance income	¥240,995	¥245,834	¥259,188
Finance cost	42,507	35,796	54,815

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions during the year ended March 31, 2003, 2004 and 2005 totaling approximately ¥735,047 million, ¥793,261 million and ¥731,508 million, respectively, to investors. Pre-tax net gains or losses on such sales for each of the years in the three-year period ended March 31, 2005, which are included in finance income in the table above, are ¥10,144 million gain, ¥3,821 million gain and ¥4,291 million loss, respectively. No direct financing lease receivables were sold in 2003, 2004 or 2005.

Finance subsidiaries serviced approximately ¥1,001,891 million and ¥1,078,463 million of receivables for investors at March 31, 2004 and 2005, respectively.

Retained interests in securitizations were comprised of the following at March 31 2004 and 2005:

	Yen (millions)
	2004	2005
Subordinated certificates	¥30,775	37,480
Residual interests	30,297	25,424

Total	¥61,072	62,904

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in retained interest in securitizations for each of the years in the three-year period ended March 31, 2005 are as follows:

	Yen (millions)
	2003	2004	2005
Balance at beginning of year	¥106,879	¥67,024	¥61,072
Additions	40,060	41,045	31,267
Repurchases	(45,404)	(7,716)	(4,632)
Amortization and fair value adjustments	2,582	868	2,846
Cash received	(27,317)	(32,140)	(28,606)
Foreign exchange translation	(9,776)	(8,009)	957

Balance at end of year	¥67,024	¥61,072	¥62,904

At March 31, 2005, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average Assumption
Prepayment speed	1.29%
Expected credit losses	0.39%
Residual cash flows discount rate	9.70%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2005 are as follows:

	2003	2004	2005
Weighted average life (years)	1.54 to 1.74	1.59 to 1.79	1.64 to 1.77
Prepayment speed	1.00% to 1.50%	1.00% to 1.50%	1.25% to 1.30%
Expected credit losses	0.21% to 0.35%	0.22% to 0.81%	0.30% to 0.70%
Residual cash flows discount rate	6.67% to 12.00%	5.30% to 12.00%	6.55% to 12.00%

The outstanding balance of securitized financial assets at March 31, 2005 is summarized as follows:

Yen (millions)
Receivables sold:
Retail	¥1,078,463

Total receivables sold	¥1,078,463

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Inventories

Inventories at March 31, 2004 and 2005 are summarized as follows:

	Yen (millions)
	2004	2005
Finished goods	¥521,146	¥570,922
Work in process	22,237	24,965
Raw materials	222,050	266,483

	¥765,433	¥862,370

(5) Investments and Advances-Affiliates

Significant investments in affiliates accounted for under the equity method at March 31, 2004 and 2005 are Showa Corporation (33.5%), Keihin Corporation (42.2%), Guangzhou Honda Automobile Co., Ltd. (50.0%), Dongfeng Honda Engine Co., Ltd. (50.0%), and P.T. Astra Honda Motor (50.0%).

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2004 and 2005, and for each of the years in the three-year period ended March 31, 2005 is shown below:

	Yen (millions)
	2004	2005
Current assets	¥713,957	¥876,559
Other assets, principally property, plant and equipment	796,967	830,827

Total assets	1,510,924	1,707,386

Current liabilities	548,466	629,578
Other liabilities	146,039	146,554

Total liabilities	694,505	776,132

Stockholders’ equity	¥816,419	¥931,254

	Yen (millions)
	2003	2004	2005
Net sales	¥2,527,293	¥2,646,166	¥3,039,751
Net income	153,422	168,905	220,596
Cash dividends received by Honda during the year	26,741	46,780	35,824

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2004 and 2005 included in retained earnings was ¥194,417 million and ¥224,047 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Trade receivables and trade payables include the following balances with affiliates at March 31, 2004 and 2005, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2005:

	Yen (millions)
	2004	2005
Trade receivables from	¥26,487	¥25,421
Trade payables to	106,831	106,543

	Yen (millions)
	2003	2004	2005
Purchases from	¥555,257	¥551,757	¥595,589
Sales to	107,985	122,241	148,352

Mr. Minekawa, a Director of the Company, served as the President of Guangzhou Honda Automobile Co., Ltd., one of our affiliates in China. In fiscal 2005, Honda sold automobile parts, equipment and services to the affiliated company in the amount of ¥37,023 million. He is expected to retire as a Director of the Company as of June 23 2005 and will be assigned as an operating officer of the Company.

(6) Investments and Advances

Investments and advances at March 31, 2004 and 2005 consisted of the following:

	Yen (millions)
	2004	2005
Current
Corporate debt securities	¥—	¥7,485
U.S. government and agency debt securities	—	3,222

	¥—	¥10,707

Investments due within one year are included in other current assets.

Noncurrent
Marketable equity securities	¥98,300	¥93,004
Nonmarketable preferred stocks	16,200	11,100
Convertible preferred stocks	18,739	27,476
Convertible notes	49,759	65,920
Government bonds	—	3,000
U.S. government and agency debt securities	13,211	20,347
Guaranty deposits	31,040	31,076
Advances	4,064	3,915
Other	11,511	9,088

	¥242,824	¥264,926

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain information with respect to marketable securities at March 31, 2004 and 2005 is summarized below:

	Yen (millions)
	2004	2005
Available-for-sale
Cost	¥30,928	¥29,815
Fair value	98,300	93,004
Gross unrealized gains	67,694	63,319
Gross unrealized losses	322	130

Held-to-maturity
Amortized cost	¥13,211	¥34,054
Fair value	13,228	33,692
Gross unrealized gains	17	75
Gross unrealized losses	—	437

Maturities of debt securities classified as held-to-maturity at March 31, 2005 were as follows:

Yen (millions)
Due within one year	¥10,707
Due after one year through five years	21,349
Due after five years through ten years	1,998
Due after ten years	—

Total	¥34,054

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for each of the years in the three-year period ended March 31, 2005, were, ¥21,797 million net losses, ¥3,468 million net gains and ¥2,206 million net gains, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2005 were as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥207	¥(18)
12 months or longer	637	(112)

	¥844	¥(130)

Held-to-maturity
Less than 12 months	¥30,617	¥(437)
12 months or longer	—	—

	¥30,617	¥(437)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Short-term and Long-term Debt

Short-term debt at March 31, 2004 and 2005 is as follows:

	Yen (millions)
	2004	2005
Short-term bank loans	¥258,556	¥279,696
Medium-term notes	85,979	85,273
Commercial paper	389,736	404,345

	¥734,271	¥769,314

The weighted average interest rates on short-term debt outstanding at March 31, 2004 and 2005 were 1.58% and 2.09%, respectively.

Long-term debt at March 31, 2004 and 2005 is as follows:

	Yen (millions)
	2004	2005
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥253	¥238

	253	238
Subsidiaries:
Commercial paper	184,958	187,932
Loans, maturing through 2029
Secured, principally from banks	20,571	30,147
Unsecured, principally from banks	71,603	65,892
1.31% Japanese yen unsecured bond due 2005	30,000	—
0.69% Japanese yen unsecured bond due 2006	60,000	60,000
0.81% Japanese yen unsecured bond due 2006	1,000	1,000
0.47% Japanese yen unsecured bond due 2007	50,000	50,000
0.79% Japanese yen unsecured bond due 2008	30,000	30,000
0.99% Japanese yen unsecured bond due 2009	—	30,000
3.65% Thai baht unsecured bond due 2007	—	5,460
Medium-term notes, maturing through 2019	1,433,620	1,634,342
Less unamortized discount, net	268	406

	1,881,484	2,094,367

Total long-term debt	1,881,737	2,094,605
Less current portion	487,125	535,105

	¥1,394,612	¥1,559,500

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The loans maturing through 2031 and through 2029 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.69% to 22.37% per annum at March 31, 2005 and weighted average interest rate on total outstanding long-term debt at March 31, 2004 and 2005 is 2.55% and 4.05%, respectively. Property, plant and equipment with a net book value of approximately ¥11,425 million and ¥12,881 million at March 31, 2004 and 2005, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥ 14,313 million and ¥ 22,597 million at March 31, 2004 and 2005, respectively, were pledged as collateral by a financial subsidiary for certain loans.

At March 31, 2004 and 2005, ¥184,958 million and ¥ 187,932 million, respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2004 and 2005 was approximately 1.04% and 2.71%, respectively.

Medium-term notes are unsecured, and their interest rates range from 0.53% to 8.95% at March 31, 2004 and from 0.6% to 3.17% at March 31, 2005.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2005 and thereafter:

Years ending March 31:	Yen (millions)
2006	¥535,105

2007	712,939
2008	386,261
2009	252,691
2010	183,834
After five years	23,775

1,559,500

Total	¥2,094,605

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 14). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2005, Honda had unused line of credit facilities amounting to ¥1,125,290 million, of which ¥378,232 million related to commercial paper programs and ¥747,058 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2005, Honda also had committed lines of credit amounting to ¥661,864 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Other Liabilities

Other liabilities at March 31, 2004 and 2005 are summarized as follows:

	Yen (millions)
	2004	2005
Allowance for product warranty, net of current portion	¥151,286	¥141,394
Minority interest	59,185	70,001
Additional minimum pension liabilities (note 11)	419,747	381,124
Deferred income taxes	44,456	68,561
Other	50,263	58,532

	¥724,937	¥719,612

(9) Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2005 were allocated as follows:

	Yen (millions)
	2003	2004	2005
Income	¥245,065	¥252,740	¥266,665
Stockholders’ equity – Accumulated other comprehensive income (loss) (note 13)	(85,643)	43,620	12,718

	¥159,422	¥296,360	¥279,383

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2005 consisted of the following:

	Yen (millions)
		Income taxes
	Income before income taxes	Current	Deferred	Total
2003:
Japanese	¥176,515	¥114,809	¥(33,664)	¥81,145
Foreign	433,240	61,823	102,097	163,920

	¥609,755	¥176,632	¥68,433	¥245,065

2004:
Japanese	¥204,695	¥106,672	¥(16,448)	¥90,224
Foreign	437,232	32,646	129,870	162,516

	¥641,927	¥139,318	¥113,422	¥252,740

2005:
Japanese	¥147,455	¥57,066	¥24,134	¥81,200
Foreign	509,350	94,080	91,385	185,465

	¥656,805	¥151,146	¥115,519	¥266,665

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The significant components of deferred income tax expense for each of the years in the three-year period ended March 31, 2005 are as follows:

	Yen (millions)
	2003	2004	2005
Deferred tax expense (exclusive of the effects of the other component listed below)	¥70,731	¥109,931	¥115,519
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	(2,298)	3,491	—

	¥68,433	¥113,422	¥115,519

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.60% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for the year ended March 31, 2003 and 2004. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduced standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. The change in business tax rate was effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate was lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2005 differs from the Japanese statutory income tax rate for the following reasons:

	2003	2004	2005
Statutory income tax rate	41.0%	41.0%	40.0%
Valuation allowance provided for current year operating losses of subsidiaries	0.8	2.6	0.5
Difference in statutory tax rates of foreign subsidiaries	(2.1)	(1.4)	(1.9)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.6)	(1.6)	(1.1)
Research and development credit	(1.6)	(3.8)	(2.3)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	(0.4)	0.5	—
The prior year income taxes*	—	—	1.8
Other	3.1	2.1	3.6

Effective tax rate	40.2%	39.4%	40.6%

*	The prior year income taxes in 2005 are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motorcycle business in Brazil.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2005 are presented below:

	Yen (millions)
	2004	2005
Deferred tax assets:
Inventory valuation	¥24,051	¥24,475
Allowance for dealers and customers	130,514	131,262
Foreign tax credit	10,166	11,565
Operating loss carryforwards	73,772	58,697
Minimum pension liabilities adjustment	167,224	152,036
Other accrued pension liabilities	89,263	99,471
Other	141,723	131,233

Total gross deferred tax assets	636,713	608,739
Less valuation allowance	71,726	59,737

Net deferred tax assets	564,987	549,002

Deferred tax liabilities:
Inventory valuation	(13,658)	(14,322)
Depreciation and amortization, excluding lease transactions	(50,100)	(63,614)
Lease transactions	(268,461)	(328,554)
Undistributed earnings of subsidiaries and affiliates	(22,737)	(34,252)
Net unrealized gains on marketable equity securities	(26,934)	(25,266)
Other	(53,995)	(82,129)

Total gross deferred tax liabilities	(435,885)	(548,137)

Net deferred tax asset	¥129,102	¥865

Deferred income taxes at March 31, 2004 and 2005 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2004	2005
Current assets-Deferred income taxes	¥222,179	¥214,059
Other assets	162,323	129,162
Other current liabilities	(210,944)	(273,795)
Other liabilities	(44,456)	(68,561)

Net deferred tax asset	¥129,102	¥865

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2004 and 2005.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The net change in the total valuation allowance for the years ended March 31, 2003 and 2004 was an increase of ¥3,911 million and ¥6,686 million, respectively, and for the year ended March 31, 2005 was decrease of ¥11,989 million. The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards), net of existing valuation allowance within the foreseeable future.

At March 31, 2005, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥173,603 million, which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Within 1 year	¥2,629
1 to 5 years	5,128
5 to 15 years	21,820
Indefinite periods	144,026

¥173,603

At March 31, 2004 and 2005, Honda did not recognize deferred tax liabilities of ¥31,193 million and ¥47,340 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered permanently reinvested. At March 31, 2004 and 2005, the undistributed earnings not subject to deferred tax liabilities were ¥1,557,268 million and ¥1,895,285 million, respectively.

(10) Dividends and Legal Reserves

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

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2005 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2005 were ¥31, ¥35 and ¥51, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥37 per share aggregating ¥34,220 million to be proposed in June 2005.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Pension and Other Postretirement Benefits

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

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Fund)” of which the Company and a part of its domestic subsidiaries are members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion on April 1, 2004. The Company and a part of its domestic subsidiaries are currently in the process of transferring past service liabilities to the government. The aggregate effect of this separation will be determined based on their total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2004	2005	2004	2005
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,537,055)	¥(1,618,402)	¥(185,645)	¥(212,393)
Service cost	(49,309)	(40,963)	(13,022)	(17,560)
Interest cost	(30,741)	(32,368)	(12,164)	(14,445)
Plan participants’ contributions	(7,487)	(352)	(811)	(681)
Actuarial gain (loss)	(7,626)	18,383	(19,748)	(42,687)
Benefits paid	29,339	32,109	1,814	2,501
Amendment	(15,523)	—	54	(8,684)
Foreign exchange translation	—	—	17,129	(7,430)

Benefit obligations at end of year	(1,618,402)	(1,641,593)	(212,393)	(301,379)

Change in plan assets:
Fair value of plan assets at beginning of year	625,240	794,543	140,482	194,849
Actual return on plan assets	132,336	33,559	37,688	28,743
Employer contributions	58,819	46,197	34,169	29,058
Plan participants’ contributions	7,487	352	811	681
Benefits paid	(29,339)	(32,109)	(1,814)	(2,501)
Foreign exchange translation	—	—	(16,487)	6,335

Fair value of plan assets at end of year	794,543	842,542	194,849	257,165

Funded status	(823,859)	(799,051)	(17,544)	(44,214)
Unrecognized actuarial loss	662,232	607,399	49,317	81,240
Unrecognized net transition obligations	6,761	5,726	374	332
Unrecognized prior service cost (benefit)	(68,002)	(62,089)	3,995	6,764

Net amount recognized	(222,868)	(248,015)	36,142	44,122

Adjustments to recognize additional minimum liabilities (note 8):
Intangible assets	—	—	(1,056)	(311)
Amount included in accumulated other comprehensive income (loss)	(410,570)	(377,864)	(8,121)	(2,949)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(633,438)	¥(625,879)	¥26,965	¥40,862

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,613,967)	¥(1,630,982)	¥(87,498)	¥(52,334)
Accumulated benefit obligations	(1,424,689)	(1,460,030)	(67,494)	(33,749)
Fair value of plan assets	790,951	833,539	63,984	29,685

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension expense for each of the years in the three-year period ended March 31, 2005 included the following:

	Yen (millions)
	2003	2004	2005
Japanese plans:
Service cost-benefits earned during the year	¥44,733	¥49,309	¥40,963
Interest cost on projected benefit obligations	34,142	30,741	32,368
Expected return on plan assets	(31,711)	(32,041)	(33,589)
Net amortization and deferral	23,223	38,058	27,921

	¥70,387	¥86,067	¥67,663

Foreign plans:
Service cost-benefits earned during the year	¥12,663	¥13,022	¥17,560
Interest cost on projected benefit obligations	10,944	12,164	14,445
Expected return on plan assets	(9,593)	(12,947)	(17,418)
Net amortization and deferral	(1,781)	2,069	2,576

	¥12,233	¥14,308	¥17,163

Weighted-average assumptions used to determine benefit obligation at March 31, 2004 and 2005 were as follows:

	2004	2005
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%

Foreign plans:
Discount rate	5.8~6.8%	5.4~6.3%
Rate of salary increase	4.3~6.7%	3.5~6.7%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2005 were as follows:

	2003	2004	2005
Japanese plans:
Discount rate	2.5%	2.0%	2.0%
Rate of salary increase	2.5%	2.3%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.5~7.5%	5.5~7.0%	5.8~6.8%
Rate of salary increase	4.0~6.0%	4.0~6.7%	3.5~6.7%
Expected long-term rate of return	6.5~9.0%	6.8~8.5%	6.8~8.5%

Honda determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Honda considers the current expectations for future returns and the actual historical returns of each plan asset category.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Measurement date

Honda uses a March 31 measurement date for their plans excluding certain foreign subsidiaries which use a December 31 measurement date for their plans.

Plan Assets

Honda’s domestic and foreign pension plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category are as follows:

	2004	2005
Japanese plans:
Equity securities	38%	37%
Debt securities	26%	23%
Other	36%	40%

	100%	100%

Foreign plans:
Equity securities	68%	68%
Debt securities	25%	24%
Other	7%	8%

	100%	100%

Honda investment policies for the domestic and foreign pension benefit are designed to maximize total returns are available to provide future payments of pension benefits to eligible participants under accepted risks. Honda sets target assets allocations for the individual asset categories based on the estimated returns and risks in the long future. Plan assets are invested in individual equity and debt securities using the target assets allocation.

Obligations

The accumulated benefit obligation for all domestic defined benefit plans at March 31, 2004 and 2005 were ¥1,427,769 million and ¥1,468,115 million, respectively. The accumulated benefit obligation for all foreign defined benefit plans at March 31, 2004 and 2005 were ¥162,079 million and ¥225,853 million, respectively.

Cash flows

Honda expects to contribute ¥41,433 million to its domestic pension plans and ¥24,956 million to its foreign pension plans in the year ending March 31, 2006.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated future benefit Payment

The following table presents estimated future gross benefit payments:

	Yen (millions)
	Japanese plans	Foreign plans
2006	¥37,054	¥2,799
2007	41,377	3,295
2008	49,362	3,836
2009	53,366	4,429
2010	57,974	5,487
2011–2015	327,654	47,504

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(12) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2003	2004	2005
Cash paid during the year for:
Interest	¥100,368	¥91,207	¥99,475
Income taxes	173,697	203,029	159,041

During the year ended March 31, 2004, the Company reissued certain of its treasury stock at fair value of ¥603 million to the minority shareholder of subsidiary, upon which the Company merged with the subsidiary. During the fiscal year ended March 31, 2005, the Company retired shares totaling 46,000,000 shares at a cost of ¥216,371 million by offsetting with capital surplus of ¥190 million and unappropriated retained earnings of ¥216,181 million based on the resolution of board of directors.

(13) Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in adjustments for foreign currency translation, changes in fair value of available-for-sale marketable equity securities, and changes in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2005 are as follows:

	Yen (millions)
	2003	2004	2005
Adjustments from foreign currency translation:
Balance at beginning of year	¥(300,081)	¥(469,472)	¥(665,413)
Adjustments for the year	(169,391)	(195,941)	40,476

Balance at end of year	(469,472)	(665,413)	(624,937)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	8,730	14,820	36,066
Realized (gain) loss on marketable equity securities	7,137	—	1,346
Increase (decrease) in net unrealized gains on marketable equity securities	(1,047)	21,246	(3,668)

Balance at end of year	14,820	36,066	33,744

Minimum pension liabilities adjustment:
Balance at beginning of year	(187,824)	(308,513)	(225,226)
Adjustments for the year	(120,689)	83,287	22,485

Balance at end of year	(308,513)	(225,226)	(202,741)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(479,175)	(763,165)	(854,573)
Adjustments for the year	(283,990)	(91,408)	60,639

Balance at end of year	¥(763,165)	¥(854,573)	¥(793,934)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2003:
Adjustments from foreign currency translation	¥(179,332)	¥9,941	¥(169,391)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(2,002)	955	(1,047)
Reclassification adjustments for losses realized in net income	12,135	(4,998)	7,137

Net unrealized gains (losses)	10,133	(4,043)	6,090

Minimum pension liabilities adjustment	(200,434)	79,745	(120,689)

Other comprehensive income (loss)	¥(369,633)	¥85,643	¥(283,990)

2004:
Adjustments from foreign currency translation	¥(219,372)	¥23,431	¥(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	35,069	(13,823)	21,246
Reclassification adjustments for losses realized in net income	—	—	—

Net unrealized gains (losses)	35,069	(13,823)	21,246

Minimum pension liabilities adjustment	136,515	(53,228)	83,287

Other comprehensive income (loss)	¥(47,788)	¥(43,620)	¥(91,408)

2005:
Adjustments from foreign currency translation	¥39,469	¥1,007	¥40,476
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(6,104)	2,436	(3,668)
Reclassification adjustments for losses realized in net income	2,114	(768)	1,346

Net unrealized gains (losses)	(3,990)	1,668	(2,322)

Minimum pension liabilities adjustment	37,878	(15,393)	22,485

Other comprehensive income (loss)	¥73,357	¥(12,718)	¥60,639

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2004 and 2005 are as follows:

	Yen (millions)
	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥2,112,139	¥2,141,746	¥2,433,240	¥2,407,745
Marketable equity securities	98,300	98,300	93,004	93,004
Convertible preferred stocks
Host contracts	5,954	5,954	7,791	7,791
Embedded derivatives	12,785	12,785	19,685	19,685

	18,739	18,739	27,476	27,476
Convertible notes
Host contracts	6,176	6,176	7,038	7,038
Embedded derivatives	43,583	43,583	58,882	58,882

	49,759	49,759	65,920	65,920
Debt	(2,616,008)	(2,624,657)	(2,863,919)	(2,878,341)

Foreign exchange instruments (b)
Asset position	¥43,847	¥43,847	¥28,030	¥28,030
Liability position	(2,062)	(2,062)	(14,018)	(14,018)

Net	¥41,785	¥41,785	¥14,012	¥14,012

Interest rate instruments (c)
Asset position	¥166	¥166	¥27,353	¥27,353
Liability position	(23,149)	(23,149)	(2,550)	(2,550)

Net	¥(22,983)	¥(22,983)	¥24,803	¥24,803

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2004 and 2005 in the table exclude ¥1,529,819 million and ¥1,716,130 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at March 31, 2004 and 2005 in the table also include ¥426,351 million and ¥504,345 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.
(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)
	2004	2005
Other current assets	¥9,761	¥643
Other assets	34,086	27,387
Other current liabilities	(2,062)	(14,018)

	¥41,785	¥14,012

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)
	2004	2005
Other current assets	¥166	¥161
Other assets	—	27,192
Other current liabilities	(23,048)	(2,462)
Other liabilities	(101)	(88)

	¥(22,983)	¥24,803

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

Convertible Notes and Convertible Preferred Stock Investment

Honda investments in convertible instruments are bifurcated into two investments for accounting purposes. The note and preferred stock portions of these convertible instruments are treated as available-for-sale and are marked-to-market through other comprehensive income (loss). The fair value is determined based on an analysis of interest rate movements and an assessment of credit worthiness. The embedded derivative is marked-to-market through the statement of income and fair value is estimated using a trinomial convertible bond pricing model.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Risk Management Activities and Derivative Financial Instruments

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

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding at March 31, 2004 were ¥562,698 million, ¥121,143 million and ¥402,256 million, respectively and totaled ¥1,086,097 million. At March 31, 2005, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥692,841 million, ¥214,211 million and ¥505,272 million, respectively and totaled ¥1,412,324 million.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2004 and 2005, the notional principal amounts of interest rate swap agreements were ¥2,556,179 million and ¥3,227,405 million, respectively.

(16) Commitments and Contingent Liabilities

At March 31, 2005, Honda had commitments for purchases of property, plant and equipment of approximately ¥40,145 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2004 and 2005, Honda has guaranteed approximately ¥77,426 million and ¥69,574 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were approximately ¥77,426 million and ¥69,574 million, respectively, at March 31, 2004 and 2005. As of March 31, 2005, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2005 are as follow:

	Yen (millions)
	2004	2005
Balance at beginning of year	¥239,798	¥278,153
Warranty claims paid during the period	(112,810)	(138,368)
Liabilities accrued for warranties issued during the period	161,406	124,892
Changes in liabilities for pre-existing warranties during the period	2,407	(3,770)
Foreign currency translation	(12,648)	7,522

	¥278,153	¥268,429

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

(17) Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2005 are as follows:

Years ending March 31:	Yen (millions)
2006	¥25,151
2007	18,455
2008	13,664
2009	10,518
2010	9,832
After five years	41,303

Total minimum lease payments	¥118,923

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2005 were ¥46,877 million, ¥43,441 million and ¥44,619 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Allowances for Trade receivable and finance subsidiaries-receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2003, 2004 and 2005 are set forth in the following table:

	Yen (millions)
	Balance at beginning of period	Additions	Deductions	Net increase (decrease) in unearned income	Trans- lation dif- ference	Balance at end of period
		Charged to costs and expenses	Bad debts written off
March 31, 2003:
Trade receivable
Allowance for doubtful accounts	¥9,417	¥1,700	¥1,117	¥—	¥(758)	¥9,242

Finance subsidiaries-receivables
Allowance for credit losses	¥12,018	¥22,972	¥16,419	¥—	¥(970)	¥17,601
Allowance for losses on lease residual values	12,560	16,284	5,347	—	(1,142)	22,355
Unearned interest income and fees	174,336	—	—	33,184	(3,918)	203,602

	¥198,914	¥39,256	¥21,766	¥33,184	¥(6,030)	¥243,558

March 31, 2004:
Trade receivable
Allowance for doubtful accounts	¥9,242	¥3,760	¥1,877	¥—	¥(206)	¥10,919

Finance subsidiaries-receivables
Allowance for credit losses	¥17,601	¥28,965	¥19,924	¥—	¥(2,231)	¥24,411
Allowance for losses on lease residual values	22,355	16,972	10,989	—	(2,214)	26,124
Unearned interest income and fees	203,602	—	—	(27,963)	2,165	177,804

	¥243,558	¥45,937	¥30,913	¥(27,963)	¥(2,280)	¥228,339

March 31, 2005:
Trade receivable
Allowance for doubtful accounts	¥10,919	¥693	¥2,121	¥—	¥219	¥9,710

Finance subsidiaries-receivables
Allowance for credit losses	¥24,411	¥33,365	¥27,575	¥—	¥725	¥30,926
Allowance for losses on lease residual values	26,124	17,273	10,156	—	784	34,025
Unearned interest income and fees	177,804	—	—	2,029	2,922	182,755

	¥228,339	¥50,638	¥37,731	¥2,029	¥4,431	¥247,706

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In 2005, Honda reclassified the above allowances and unearned interest and fees of finance receivables related to sales of inventory. Reclassifications have been made to prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

(19) Selected Quarterly Financial Data (Unaudited and Not Reviewed) *

Quarterly financial data for the years ended March 31, 2004 and 2005 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income	Net income	Basic net income per common share
Year ended March 31, 2004:
First quarter	¥2,008,228	¥159,465	¥101,819	¥106.02
Second quarter	2,017,203	158,431	137,359	143.33
Third quarter	1,992,245	169,328	151,050	158.66
Fourth quarter	2,144,924	112,920	74,110	78.47

	8,162,600	600,144	464,338	486.91

Year ended March 31, 2005:
First quarter	¥2,073,153	¥159,993	¥114,262	¥121.65
Second quarter	2,093,578	172,932	127,122	135.70
Third quarter	2,133,820	157,636	150,760	161.78
Fourth quarter	2,349,554	140,359	94,053	101.43

	8,650,105	630,920	486,197	520.68

*	All quarterly financial data is unaudited and also has not been reviewed by our independent registered public accounting firm.

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
Takeo Fukui President and Representative Director

Date: July 11, 2005
Tokyo, Japan

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (4)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.