Form 20-F
period 2006-03-31
HONDA MOTOR CO LTD
filed 2006-06-30
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Title of each class		Outstanding as of March 31, 2006

(1)	Common Stock	913,074,215**

(2)	American Depositary Shares evidenced by American Depositary Receipts, each representing one-half of one share of Common Stock	56,604,843**

**	Effective July 1, 2006, there will be effected (1) a two-for-one split of its common stock and (2) a change in the ratio of its American Depositary Shares to shares of its common stock from 1:0.5 to 1:1.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act,    Yes  ☒    No  ☐

If this report is an annual or transmission report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or, a non-accelerated filer. See definition of “accelerated filer and large accelerated filer “in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒               Accelerated filer    ☐                 Non-accelerated filer     ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2006 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), except that the consolidated financial statements do not include segment information required under U.S. GAAP.

You should read the U.S. GAAP selected consolidated financial data set out below together with “Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,					U.S. dollars
	Yen(millions)					(millions)

	2002	2003	2004	2005	2006	2006
Income statement data:
Net sales and other operating revenue	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105	¥9,907,996	$84,345
Operating income	661,202	724,527	600,144	630,920	868,905	7,397
Income before income taxes and equity in income of affiliates	551,342	609,755	641,927	656,805	814,617	6,935
Net income	362,707	426,662	464,338	486,197	597,033	5,082
Research and development	395,176	436,863	448,967	467,754	510,385	4,345
Depreciation	194,944	220,874	213,445	225,752	262,225	2,232
Capital expenditures	303,424	316,991	287,741	373,980	457,841	3,898

Balance sheet data:
Total assets	¥6,940,795	¥7,681,291	¥8,328,768	¥9,316,970	¥10,571,681	$89,995
Long-term debt	716,614	1,140,182	1,394,612	1,559,500	1,879,000	15,996
Stockholders’ equity	2,573,941	2,629,720	2,874,400	3,289,294	4,125,750	35,122
Common stock	86,067	86,067	86,067	86,067	86,067	733

Weighted average number of shares outstanding

	(Thousands of shares)

	2002	2003	2004	2005	2006
Weighted average number of common shares outstanding	974,408	970,952	953,638	933,767	920,399
Net income per common share
	(Yen)					(US$)

	2002	2003	2004	2005	2006	2006
Basic	¥372.23	¥439.43	¥486.91	¥520.68	¥648.67	$5.52
Diluted	372.23	439.43	486.91	520.68	648.67	5.52
Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.
Cash dividends declared during the period per common share:	2002	2003	2004	2005	2006
Yen	¥25.00	¥31.00	¥35.00	¥51.00	¥77.00
US$	$0.19	$0.26	$0.33	$0.47	$0.66

Additionally, a year-end dividend of ¥60 ($0.51) per common share aggregating ¥54.7 billion ($466 million) relating to fiscal 2006 was determined by our board of directors in April 2006 and approved by our shareholders in June 2006. This dividend was paid in June 2006.

Stock Split

On April 26, 2006, the Board of Directors declared a two-for-one stock split of the Company’s common stock. All shareholders of record on June 30, 2006 will receive one additional share of common stock for each share on July 1, 2006. Information pertaining to shares and earnings per share has not been restated in this Annual Report to reflect this split. This information will be presented effective after the stock split is made.

As described in Note (1) (t) to our consolidated financial statements, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2006.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥117.47 = $1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2006. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2006, the noon buying rate was ¥112.26 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)

Years ended March 31,	Average	Period end	High	Low
2002	125.64	132.70	134.77	115.89
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.41
2007 (through May 31, 2006)	113.03	112.26	118.66	110.07
Dec-2005			120.93	115.78
Jan-2006			117.55	113.96
Feb-2006			118.95	115.82
Mar-2006			119.07	115.89
Apr-2006			118.66	113.79
May-2006			113.46	110.07

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

Relating to Honda’s industry

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets, which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time.

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

Risks Relating Honda’s Business Generally

Currency and Interest Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and, financial condition, as well as Honda’s competitiveness, which will over time affect its results.

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

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety and noxious substances, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

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

Risks Relating to Honda’s Operations

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

Honda relies on various suppliers for the provision of certain raw materials and component

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

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the purchase of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

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

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology. Approximately 19.5 million Honda engines were sold worldwide during the fiscal year ended March 31, 2006.

Honda’s principal executive office is located at 1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is 81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2004, 2005 and 2006, Honda’s capital expenditures were ¥287.7 billion, ¥373.9 billion and ¥457.8 billion, respectively. For further details of Honda’s capital expenditures during fiscal 2006, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business overview

Motorcycle Business

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft, and revenue from its motorcycle business during the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006:

	Fiscal years ended March 31,

	2002	2003	2004	2005	2006
Units (in thousands)	6,095	8,080	9,206	10,482	10,271
Revenue in billions of Japanese yen	¥947	¥978	¥996	¥1,097	¥1,225
Revenue as a Percentage of total sales revenue	13%	12%	12%	13%	12%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
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

Honda’s motorcycles are produced at two sites in Japan: Hamamatsu and Kumamoto. In fiscal 2006, the annual production output of these sites was 576,056 units. Honda’s motorcycles are also produced by subsidiaries in the United States, Italy, Spain, Brazil, Thailand, Vietnam, Philippine and India. Annual output in those countries in fiscal 2006 was approximately 334,000, 170,000, 45,000, 1,033,000, 2,561,000, 766,000, 305,000 and 599,000 units, respectively. Certain motorcycle components are manufactured in Japan and shipped to foreign plants for assembly. Each plant also buys locally made parts or manufactures parts using Honda’s intellectual property and technical guidance.

Automobile Business

The following table sets out Honda’s unit sales of automobiles and revenue from its automobile business during the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006:

	Fiscal years ended March 31,

	2002	2003	2004	2005	2006
Units (in thousands)	2,666	2,888	2,983	3,242	3,391
Revenue in billions of Japanese yen	¥5,929	¥6,440	¥6,592	¥6,963	¥8,004
Revenue as a percentage of total sales revenue	81%	81%	81%	80%	81%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Legend, Accord, Civic, City, Acura RL, Acura TL, Acura TSX

Multi-wagons, Minivans, Sport Utility Vehicle, Sports coupe:

Elysion, Odyssey, Step Wagon, Edix, FR-V, Stream, Fit, Jazz, Airwave, Pilot, Ridgeline, Element, CR-V, Acura MDX, Acura RSX

Mini-vehicles:

Life, That’s, Vamos, Zest, Acty

Automobiles are produced by Honda at two sites in Japan: the Saitama factory and the Suzuka factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Alliston (Canada), Swindon (U.K.) and Ayutthaya (Thailand).

The manufacture of the Life, Vamos and Vamos-Hobio, Zest, Acty-Truck and Acty-Van, is undertaken by Yachiyo Industry Co., Ltd., one of our affiliates.

Financial Services Business

The following table sets out Honda’s revenue from Financial Services during the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006:

	Fiscal years ended March 31,

	2002	2003	2004	2005	2006
Revenue in billions of Japanese yen	¥201	¥237	¥242	¥255	¥306
Revenue as a percentage of total sales revenue	2%	3%	3%	3%	3%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

In our financial services business, Honda offers a variety of financial services to our customers and dealers through financial subsidiaries in Japan and abroad, with the aim of providing sales support for our products.

Power Product and Other Businesses

The following table sets out Honda’s revenue from Power Product and Other Businesses during the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006:

	Fiscal years ended March 31,

	2002	2003	2004	2005	2006
Units (in thousands)	3,926	4,584	5,047	5,300	5,876
Revenue in billions of Japanese yen	¥282	¥315	¥331	¥332	¥370
Revenue as a percentage of total sales revenue	4%	4%	4%	4%	4%

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Honda manufactures a variety of power products including power tillers, portable generators, general-purpose engines, grass cutters, outboard engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers).

Marketing and Distribution

Most of Honda’s products are distributed under trademarks of Honda in Japan and/or in overseas markets. Major trademarks include HONDA, ACURA, LEGEND, INSPIRE, ACCORD, CIVIC, CITY, FIT SALOON, FIT ARIA, ACURA RL, ACURA TL, ACURA TSX, ELYSION, ODYSSEY, STEP WGN, EDIX, FR-V, STREAM, MOBILIO, FIT, JAZZ, AIRWAVE, PILOT, RIDGELINE, ELEMENT, CR-V, HR-V, MDX, ACURA MDX, NSX, ACURA NSX, S2000, INSIGHT, INTEGRA, ACURA RSX, LIFE, THAT’S, VAMOS, ACTY, GOLD WING, WAVE, and CUB.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 9,000 outlets, including approximately 1,050 PROS authorized dealerships. PROS dealerships sell substantially all of Honda’s Japanese motorcycle models.

Honda integrated its three sales channels in Japan – Primo, Clio and Verno – into one Honda channel in March 2006. At present, 968 retail dealers operate 2,400 shops and sell Legend, Inspire, Accord, Civic, Fit Aria, Elysion, Odyssey, Step Wagon, Edix, Stream, Spike, Mobilio, Fit, Airwave, MDX, CR-V, S2000, Integra, Zest, Life, That’s, Vamos, and Acty.

Power products are distributed in Japan to approximately 1,540 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

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

In the United States, which is the largest market for Honda automobiles, Honda markets its products through a sales network of approximately 1,278 independent local dealers for automobiles, approximately 1,250 for motorcycles and approximately 5,700 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 264 dealerships at the end of fiscal 2006. The Acura network offers the RL, TL, TSX, MDX, RSX and CSX (Canada only) models.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, TL, Odyssey, Pilot, Ridgeline, Element, and MDX to other markets. In fiscal 2006, Honda exported approximately 31,418 units from North America to 38 countries throughout the world.

In Europe, Honda’s products are distributed in the United Kingdom, Germany, France, Belgium, the Netherlands, Spain, Switzerland, Austria, Italy and other European countries through approximately 1,800 independent local dealers for automobiles, approximately 1,890 for motorcycles and approximately 6,750 for power products.

Honda Motor Co., Ltd. exports motorcycle components to 16 countries, including Indonesia, Thailand, India, Brazil and the People’s Republic of China, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda Motor Co., Ltd. exports automobile components to 13 countries, including the United States, Canada, the People’s Republic of China, Thailand and Brazil, where automobiles are manufactured by Honda, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda Motor Co., Ltd. also exports power product components to 8 countries, including the United States, Thailand, Italy, the People’s Republic of China, France, India, Australia, where power products are manufactured by Honda, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and parts related operations overseas

Honda provides its overseas operations, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Net Sales by Product Group and Region

Breakdown of Net Sales and Other Operating Revenue by Category of Activity

	Fiscal years ended March 31,
	Yen(millions)

	2004	2005	2006
Motorcycle Business	¥996,290	¥1,097,754	¥1,225,812
Automobile Business	6,592,024	6,963,635	8,004,694
Financial Services	242,696	255,741	306,869
Power Product and Other Businesses	331,590	332,975	370,621

Total	¥8,162,600	¥8,650,105	¥9,907,996

Note:	All information regarding business segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
See “Operating and Financial Review and Prospects” included as Item 5 of this Annual Report.

Breakdown of Net Sales and Other Operating Revenue by Geographical Markets

	Fiscal years ended March 31,
	Yen(millions)

	2004	2005	2006
Japan	¥1,628,493	1,699,205	1,694,044
North America	4,542,930	4,575,076	5,463,359
Europe	770,110	870,795	1,009,421
Asia	801,611	977,011	1,085,451
Others	419,456	528,018	655,721

Total	¥8,162,600	¥8,650,105	¥9,907,996

Note:	All information regarding geographical segments has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain information to be disclosed, including business segment information.
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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2006.

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

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, to limit the emissions into the environment, the Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline vehicles and diesel vehicles which will become effective starting from 2008. The long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the PM standard. Long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM standards.

The United States

Increasingly stringent emission regulations under the Clean Air Act have been enacted since the 1990s by the U.S. federal government. Under the Act, the Environmental Protection Agency in February 2000 adopted more stringent vehicle emissions regulations applicable to passenger cars and light-duty trucks produced from model year 2004. Moreover, the new standard provides for gradual decreases in sulfur levels contained in fuel in the U.S. market.

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the“California Low Emission Vehicle Program” in 1990, aiming to establish the strictest emission regulation in the world. In late 1998, CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (“LEV II”). These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, CARB approved modifications to the “Zero-Emission Vehicles”(“ZEV”) requirement under LEV II, permitting gasoline SULEVs (Super Ultra Low Emission Vehicles), hybrid vehicles (powered by gasoline engine and/or electric motor) and compressed natural gas (“CNG”) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development.

In April 2004, CARB finalized its “ZEV” requirements. Under these requirements, from the 2005 model year 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (“PZEV”), which includes SULEV’s with warranties coverage up to the earlier of 15 years or 150,000 driven miles, 2% must be advanced technology PZEV’s and 2% must be ZEV’s. Required percentages will be gradually increased under the “Zero-Emission Vehicle” standards from model year 2008.

In 2005, the states of New York, Massachusetts and Vermont adopted the California ZEV regulation. The ZEV mandate will be implemented in model year 2007. The state of Maine will adopt the ZEV regulation starting from the 2009 model year. The state of Rhode Island and Connecticut will propose the ZEV regulation starting from the 2008 model year. The state of New Jersey will adopt the ZEV regulation starting from January 1, 2009.

Europe

In 1999, the European Union adopted Euro3 and Euro4 as comprehensive emissions regulations for passenger vehicles and heavy and light commercial vehicles. Euro3 was implemented in 2000 and Euro4 was implemented in 2005.

In each EU country, standards, such as those providing for preferential automobile tax treatment, have been established in respect of diesel vehicles that comply with requirements prescribed in Euro4 and the for the PM emission which is not to exceed 5mg/km. Honda has already introduced a considerable number of Euro4 diesel models in Europe.

In 2005, the European Union created a new emission standard (Euro5) and comprehensive requirements for gasoline vehicles and diesel vehicles which will become effective starting around 2009. Emission limits for gasoline vehicles and diesel vehicles will be lowered by more than the Euro4 level of HC, NOx and PM.

Additionally, Euro5 will add the requirement of a PM number limit for diesel vehicles. A PM mass limit will also apply to gasoline vehicles which use lean burn direct injection engines.

Other Regions

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005.

These regulations are similar to Euro3 and Euro4. Step3 will be implemented from 2007 and Step4 will be implemented in 2010.

In the city of Beijing, Euro3 was implemented from December 2005.

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement.

Accordingly, some manufacturers shall be required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard.

In addition, other several Asian countries adopted regulations which are similar to the European regulations. (e.g. Euro2 and Euro3)

In Australia, Euro4-equivalent regulations will be implemented in July 2008.

2. Fuel Economy / CO2

Japan

In 1998, an amendment was made to the Law Concerning Rationalization of Energy Usage that established a fuel efficiency standard based on weight class in Japan. This standard was tightened in 2005 for diesel-fueled automobiles. For gasoline automobiles, tighter standards, to be implemented in 2010, have also been established.

In light of the CO2 reduction targets promulgated under the Kyoto Protocol, the Japanese government issued a fuel regulation for an interim ethanol blending limit (less than 5%) which became effective in 2003. The Japanese government intends to further increase this limit until the final target of 10% is achieved within a decade.

In 2005, discussions about the POST 2010 standard took place among the applicable ministries and industries.

Ethanol blended fuel is a “Biomass fuel. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been set at 27.5 miles per gallon (mpg) starting from the 1990 model year and for light trucks a 20.7mpg standard was established for the 1996 - 2004 model years. The standard for light trucks increased from the 2005 model year (of 21.0mpg) to the 2007 model year (of 22.2mpg). The National Highway Traffic Safety Administration (“NHTSA”) reformed the CAFE standard for light trucks in 2006. The new size-based CAFE standard for light trucks will be implemented from the 2008 model year. Passenger cars are divided into the following two categories: “Domestic” and “Import”, and credits earned in one category may not be applied to another.

In addition, the U.S. Senate and the House of Representatives are undergoing discussions on the topic of raising the CAFE standards for passenger cars.

In August 2005, CARB finalized its Green House Gas (GHG) regulation. Under the GHG regulation, which will become effective for the 2009 model year, automobile manufactures have to improve the fuel economy from the current levels by more than 50% by the 2016 model year.

Many other states have adopted the GHG regulations.

Europe

In early 1999, the European Union reached a voluntary agreement with the European Automotive Manufacturers Association for the establishment of an average emissions target of 140 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2008. The Japan Automobile Manufacturers Association (“JAMA”) and the Korean Automobile Manufacturers Association also reached a similar voluntary agreement with the European Union targeting implementation in 2009. In 2003, in an interim review, the emissions reduction efforts made by these associations were reviewed and the possibility of setting a more stringent target of above 140 grams is now being discussed. In 2003, JAMA achieved the midterm target (165-175 grams). JAMA achieved additional reduction of carbon dioxide in 2005 as compared to 2004.

In 2006, discussions about establishing targets for 2008 will begin among the European Commission, Member States and industry.

The EU is also recommending the use of biomass fuel blends.

Other Regions

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 will be implemented in 2008.

South Korea adopted the regulation of Corporate Average Fuel Economy for passenger vehicles in 2005. Domestic vehicles will be required to adhere to the regulations starting from 2006 and imported vehicles will need to meet the requirement in 2010.

3. Recycling / End-of-Life Vehicles (“ELV”)

Japan

Japan enacted the Automobile Recycling Law in July 2002, which required manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (“ELV”), which became effective on January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars.

Europe

In September 2000, the European Union approved a directive requiring its member states to promulgate regulations implementing the following by April 21, 2002:

•	Manufacturers must be financially responsible for taking back end-of-life vehicles offered for sale after July 1, 2002 and dismantle and recycle the vehicles. Beginning on January 1, 2007, all vehicles offered for sale in the European Union before July 1, 2002 must also be included.

•	Manufacturers must not use specified hazardous materials in vehicles offered for sale in the European Union after July 2003; and

•	95% of vehicle parts in new vehicle types sold in the European Union after December 15, 2008, must be designed to be re-usable and recoverable.

Other Regions

Taiwan, Korea and China have plans to implement automobile recycling laws in the near future following the regulations established by the European Union and Japan.

4. Safety

Japan

Japanese safety regulations currently require manufacturers to equip their vehicles with safety features sufficient to assure passenger safety for both head-on collisions (based on the “full wrap” test) and side impact collisions (based on the European test of passenger protection) occurring at speeds of up to 50 kilometers per hour. The introduction of the European offset test at 56 kilometers per hour was introduced in Japan on December 2005.

In March 2005, the Ministry of Land, Infrastructure and Transport issued the world’s first Seat Belt Reminders standard. Pursuant to the standard, the driver’s seat in passenger vehicles must be equipped with a seat belt reminder, from September 1, 2005 for new models and from September 1, 2008 for all other models.

The United States

NHTSA reissued a final rule regarding a tire pressure monitoring system standard in April 2005 based on the Transportation Recall Enhancement, Accountability and Documentation Act (“TREAD Act”), which was finalized in June 2002 but vacated in November 2003 by a court decision. Manufacturers must comply with the standard for 20% of all vehicles produced by 2005, 70% by 2006, and 100% by 2007.

In 2000, the National Highway Traffic Safety Administration issued various motor vehicle safety standards, including a final rule specifying performance requirements for advanced airbag systems. The rule imposed a new test method with stringent new injury criteria and set forth a phase-in compliance schedule mandating that all vehicles produced by a manufacturer meet the new safety standard by 2006.

In 2003, NHTSA also issued various motor vehicle safety standards, including a final rule specifying enhanced fuel system integrity requirements. For example, the rule changes the test method for rear crash impacts from a full-lap 48km/h test to an offset 80km/h test, and sets forth a phase-in compliance schedule mandating that 40% of all vehicles produced by a manufacturer meet the new safety standard by 2006, 70% by 2007, and 100% by 2008.

In December 2003, vehicle manufacturers, including us, presented to the public a statement on crash vehicle compatibility, “ENHANCING VEHICLE -TO - VEHICLE CRASH COMPATIBILITY: A Set of Commitments for Progress by Automobile Manufacturers.” This report describes the recommended performance criteria and research plans developed by an international group of safety experts for enhancing vehicle-to-vehicle crash compatibility in front-to-front and front-to-side crashes. By September 1, 2007, the goal is to have at least 50% of all vehicles offered in the U.S. by participating manufacturers to meet the front-to-side performance criteria, and by September 2009, for 100% of the vehicles of participating manufacturers to meet the criteria. For the front-to-front criteria, the goal is for 100% of the vehicles of participating manufacturers to meet the criteria by September 2009, with no interim goals set. We are a participating manufacturer and intend to meet these voluntary standards.

In May 2004, NHTSA issued a proposed rule to upgrade side impact protection standards. The rule imposes a requirement to provide head protection and adopt a small adult female dummy in side crashes for the first time. Manufacturers must meet an additional performance test involving a 32-km/h vehicle side impact into a rigid pole at an approach angle of 75 degrees for 20% of all vehicles produced by a manufacturer by 2009, 50% by 2010, and 100% by 2011. New dummies will be used from September 1, 2009 for the existing moving deformable barrier and new pole tests.

In December 2004, NHTSA issued an upgraded rule for head restraints to reduce whiplash injuries in rear-end collisions. The new standard will require head restraints to be higher and positioned closer to the head. All passenger vehicles manufactured on or after September 1, 2008 will be covered under the upgraded standard.

In December, NHTSA issued a standard to require Lap/Shoulder Safety Belts for rear center seats in passenger vehicles. Manufacturers must comply with it for 50% of all vehicles produced by 2005, 80% by 2006, and 100% by 2007.

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

In early 2004, The European Commission issued a revised regulation relating to indirect vision to reduce “blind spots” on motor vehicles of which side and rear areas were not visible to the driver via side or rear-view mirrors. The regulation has been effective since January 29, 2006 for new types of vehicles and will be effective on January 29, 2010 for all vehicles.

Additionally, the European Commission has established a project called “eSafety” aiming at cutting road fatalities in half by 2010. The project focuses on road accident prevention. To achieve this target, such issues as the introduction of new features on automobiles are being discussed.

5. New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by automobile manufacturers are conducted in countries such as the United States, Japan, Australia, the EU and Korea. The principal items assessed in these programs are passenger protection and braking power, which are typically assessed with stricter standards or criteria than those required by statute. Introduction of a pedestrian protection safety assessment NCAP was implemented in Japan from mid 2003. The assessment results were released in April 2004.

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

Outline of Environmental and Safety Regulation for Motorcycles

Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydro-carbon levels and durability, are stricter than the current European regulations, namely the Euro1 regulations. The Central Environment Council in the Ministry of Environment issued a final report on targets for fiscal year 2006. The target level is similar to those under the Euro3 standards.

The United States

Emissions regulations regarding off-road motorcycles and ATVs were introduced in 2006. In addition, the EPA adopted the current California emissions standards regarding on-road motorcycles on a national basis two years behind the schedule of California. The new regulations include fuel permeation requirements rather than traditional evaporative emission standards.

Europe

The EU maintains emissions regulations (Euro2) for motorcycles, as well as the “Motor Cycle (& Moped)-Whole Vehicle Type Approval”, a uniform certification system for two and three-wheeled motor vehicles.

The Euro3 regulations are the most stringent standard for motorcycles. Euro3 regulations have been in effect from January 2006.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

In Thailand, a fifth stage of emissions control, which is generally equivalent to or stricter than Euro2, has been implemented.

In Indonesia, Euro2-equivalent regulations have been in effect from January 2006.

In China, Euro2-equivalent regulations were introduced in 2004.

In Korea, Euro2 equivalent regulations will be implemented in 2006. In addition, Euro3 equivalent regulations will be implemented from 2008.

In Brazil, Euro2-equivalent regulations have been in effect from the beginning of last year. Euro3-equivalent regulations will be implemented in the beginning of 2009.

In India, regulations based on the Indian authorities’ own test method are in effect and enhanced regulations were enacted in 2005.

Outline of Environmental and Safety Regulation for Power Products

Emissions

The United States

The U.S. federal government enacted new engine emissions regulations applicable to model year 1997 for small non-road engines. These regulations are also applicable to engines in use from the 2001 model year. With respect to marine engines, emissions regulations for outboard engines and personal watercraft were implemented for the 1998 model year products and have been gradually strengthened every year until the 2006 model year.

In 1995, the State of California enacted new engine emissions regulations for small non-road engines. California is now gradually shifting its focus on emissions regulations for engines in use manufactured in the 2000 model year and beyond. California has introduced tighter tail-pipe emissions standards and added requirements for evaporative emissions from small non-road engines from the 2006 model year. With respect to marine engines, California enacted emissions regulations for model year 2001 outboard engines and personal watercraft that are equivalent to the U.S. federal government’s 2006 model year regulations, and strengthened these regulations in model year 2004. California plans to further strengthen the regulations for these products in the 2008 model year.

The state of New York will introduce emission regulations generally equivalent to the State of California regulations for Personal Water Crafts from the 2006 model year.

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to U.S. EPA regulations for small non-road engines from the 2005 model year, with some exceptions, such as the EPA production line testing requirements and quarterly reporting requirements which will not be enacted in Canada.

Europe

Emissions regulations regarding diesel non-road mobile machinery have been in place in the European Union. The EU has introduced regulations controlling gasoline engines from 2004 based on the contents of the current EPA regulations in the United States and introduced emissions regulations targeting outboard engines and personal watercraft from 2005. In addition, with respect to marine engines, emissions regulations have been implemented since 1993 in Bodensee, which is located between Switzerland, Germany and Austria.

Strengthening our Commitment to Reduce Environmental Footprint

Under the direction of “commitment for the future,” Honda will continue pursuing more proactive efforts to reduce its environmental footprint with the main focus on CO2 reduction.

Reduction of CO2 Emissions – Setting Voluntary Goals

Honda voluntarily sets global CO2 reduction goals for its products and production activities and is accelerating its efforts to achieve those goals.

In 2000, the global average of CO2 exhaust emissions among Honda automobiles was 179.5g/km. Despite increased sales of larger-size vehicles such as SUV and minivans, average CO2 emissions were reduced by 5% during the five year period up to 2005.

Honda now strives to achieve a further reduction of 5% or more, aiming to accomplish a total 10% reduction by 2010 compared to the level of 2000. Honda will also work toward a 10% reduction both for motorcycles and power products.

At Honda, the global average of CO2 emissions to produce one automobile also declined by approximately 5% during the five year period up to 2005. Honda is working toward a further reduction by 5% or more by 2010 to achieve a total reduction of 10% compared to the level of 2000. For motorcycle and power product production, Honda set goals to reduce CO2 emissions by 20% in each area.

Honda is the first automaker in the world to announce global CO2 reduction goals for its products and production activities.

New Clean Diesel

Based on the current highly successful diesel engine currently sold in Europe, Honda is now developing a cleaner next-generation 4-cylinder diesel engine. This engine will meet the U.S. EPA’s stringent Tier2 BIN5 emission standard requiring NOx emission levels equivalent to a gasoline-powered vehicle. Honda plans to introduce this super-clean diesel engine to market within the next three years.

Honda will also work toward development of a clean V6 diesel engine.

While improving the fuel efficiency of gasoline engines with Advanced VTEC, Advanced VCM, and other technologies, Honda will expand application of hybrid technology to smaller size vehicles and diesel technology to medium-to-large size vehicles. Through these comprehensive efforts leveraging the unique characteristics of each environmental technology, Honda will accelerate its effort to reduce CO2 emissions.

Motorcycles

Honda plans to introduce new engine technologies such as super-low friction engines, which will improve fuel economy by up to 13% compared to the current level, and VCM systems for motorcycles, which will improve fuel economy by up to 30% compared to the current level.

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

Research and Development

Production efficiency

Sales efficiency

Product quality

Safety technologies

The environment

Continuing to Increase Society’s Trust in and Understanding Toward Honda

Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

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

The Environment

Honda will step up its efforts to create cleaner, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields, including production, logistics and sales.

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

C. Organizational Structure

As of March 31, 2006, the Company had 133 Japanese subsidiaries and 206 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest

Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yutaka Giken Co., Ltd.	Japan	Manufacturing	69.7
Honda Foundry Co., Ltd.	Japan	Manufacturing	82.1
Honda Lock Mfg. Co., Ltd.	Japan	Manufacturing	100.0
Asama Giken Co., Ltd.	Japan	Manufacturing	77.5
Honda Motorcycle Japan Co., Ltd.	Japan	Sales	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
Suzuka Circuitland Co., Ltd.	Japan	Others (Leisure)	100.0
Honda Trading Corporation	Japan	Others(Trading)	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda of South Carolina Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Celina Aluminum Precision Technology Inc.	U.S.A.	Manufacturing	100.0
Honda Power Equipment Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Cardington Yutaka Technologies Inc.	U.S.A.	Manufacturing	100.0
Honda Trading America Corporation	U.S.A.	Other (Trading)	100.0
Honda Engineering North America, Inc.	U.S.A.	Manufacturing and Sales of machine tools, equipment and production techniques	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest

Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Europe NV	Belgium	Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Europe Power Equipment, S.A.	France	Manufacturing and Sales	100.0
Honda Motor Europe (North) Gmbh	Germany	Sales	100.0
Honda Bank Gmbh	Germany	Finance	100.0
Honda R&D Europe (Deutschland) Gmbh	Germany	Research & Development	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Montesa Honda S.A.	Spain	Manufacturing and Sales	88.1
Honda Motor (China) Investment Corporation, Limited	China	Holding Company	100.0
Jialing-Honda Motors Co., Ltd.	China	Manufacturing and Sales	70.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle and Scooter India Private Limited	India	Manufacturing and Sales	100.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	99.9
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia SDN. BHD.	Malaysia	Manufacturing and Sales	51.0
Honda Atlas Cars (Pakistan) Limited	Pakistan	Manufacturing and Sales	51.0
Honda Philippines, Inc.	Philippines	Manufacturing and Sales	99.6
Honda Cars Philippines, Inc.	Philippines	Manufacturing and Sales	74.2
Honda Taiwan Co., Ltd.	Taiwan	Manufacturing and Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Operation of Subsidiaries and Sales	100.0
Honda Leasing (Thailand) Company Limited	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	91.4
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Holding company of Subsidiaries Operation	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Componentes da Amazonia Ltda.	Brazil	Manufacturing	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0
Honda New Zealand Limited	New Zealand	Sales	100.0

D. Property, Plants and Equipment

Honda’s manufacturing operations are principally conducted in 32 separate factories, four of which are located in Japan. The following table sets out information, as of March 31, 2006, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured

Sayama, Saitama, Japan	5,376	Automobiles
Hamamatsu, Shizuoka, Japan	3,391	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	7,032	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	2,864	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	7,208	Motorcycles, all-terrain vehicles, and automobiles
Anna, Ohio, U.S.A.	2,797	Engines
East Liberty, Ohio, U.S.A.	2,538	Automobiles
Lincoln, Alabama, U.S.A.	4,580	Automobiles
Swepsonville, North Carolina, U.S.A.	554	Power products
Timmonsville, South Carolina, U.S.A.	1,649	All-terrain vehicles
Alliston, Ontario, Canada	4,559	Automobiles
El Salto, Mexico	1,369	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	4,095	Automobiles and engines
Ormes, France	173	Power products
Atessa, Italy	696	Motorcycles, power products and engines
Barcelona, Spain	287	Motorcycles
Guangzhou, China	663	Automobiles
Chongqing, China	841	Power products
Greater Noida, India	1,199	Automobiles
Gurgaon, India	2,545	Motorcycles
Karawang, Indonesia	1,251	Automobiles
Alor Gajah, Malaysia	1,130	Automobiles
Lahore, Pakistan	553	Automobiles
Manila, Philippines	523	Motorcycles and power products
Laguna, Philippines	678	Automobiles
Pingtung, Taiwan	840	Automobiles
Ayutthaya, Thailand	2,236	Automobiles
Bangkok, Thailand	2,618	Motorcycles and power products
Vinhphuc, Vietnam	1,080	Motorcycles
Sumare, Brazil	1,669	Automobiles
Manaus, Brazil	5,583	Motorcycles and power products
Gebze, Turkey	519	Automobiles

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

As of March 31, 2006, the Company’s property, with a net book value of approximately ¥22.5 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Manufacturing-related capital expenditures in fiscal 2006 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥457.8 billion, up ¥83.8 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2005	2006
	Yen(millions)
Motorcycle Business	¥41,845	¥52,246
Automobile Business	317,271	392,934
Financial Services	1,941	1,316
Power Product and Other Businesses	12,923	11,345
Total	¥373,980	¥457,841

In the motorcycle business, we made capital expenditures of ¥52.2 billion in the fiscal year ended March 31, 2006. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities.

In the automobile business, we made capital expenditures of ¥392.9 billion associated with introducing new models, improving, streamlining, and modernizing our production facilities, and improving our Sales and R&D facilities in the fiscal year ended March 31, 2006.

In the financial services segment, capital expenditures amounted to ¥1.3 billion in the fiscal year ended March 31, 2006. Capital expenditures in power product and other businesses in the fiscal year ended March 31, 2006, totaling ¥11.3 billion, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2006

Honda plans to build a new auto plant capable of synchronous auto production - from the engine to the entire automobile - in Yorii-cho Oosato-gun, Saitama, Japan with an investment of approximately ¥70,000 million. The annual production capacity of this new auto plant will be approximately 200,000 units. This new auto plant plans to start operation in 2010, and when the new plant becomes operational, Honda’s total annual production capacity in Japan will increase to 1.5 million units

Honda plans to build a new R&D center in Sakura City, Tochigi, Japan with an investment of approximately ¥17,000 million. This new R&D facility will have multiple test courses, which reproduce various driving conditions including high-speed driving to urban-area driving.

Honda is aiming to begin operation of this new R&D facility in 2009.

Honda plans to build a new auto plant in the U.S., with an investment of approximately $550 million. The annual production capacity of this new plant will be approximately 200,000 units. This new auto plant plans to start operation in 2008, and when the new plant becomes operational, Honda’s total annual production capacity in North America will increase to 1.6 million units.

Honda plans to build a new engine plant in Canada with an investment of approximately $140 million. The annual production capacity of this new plant will be approximately 200,000 units, and the products of this new plant will be supplied to the auto plant of Honda Canada Inc. This new plant should begin operation in 2008.

The planned amount of capital expenditures in fiscal 2007 is shown below.

Fiscal years ended March 31, 2007
Yen(millions)
Motorcycle Business	¥65,500
Automobile Business	489,500
Financial Services	1,300
Power Product and Other Businesses	13,700
Total	¥570,000

Item 4A. Unresolved Staff Comments

We do not have any unresolved written comments provided by the staff of the Securities and Exchange Commission regarding our periodic reports under the Securities and Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Executive Summary

The fiscal year fiscal 2006, ended March 31, 2006, was the first year of Honda’s new 3-year mid-term business plan, launched in April 2005. During the year, we strengthened our position in each business and geographical segment and enhanced local operations. Seeking to lead the world in “creating new value for our customers,” we utilized our resources in an effort to further strengthen Honda’s unique spirit of innovation and creativity.

Honda’s operating environment in fiscal 2006 was characterized by growing concern about soaring crude oil prices in various world regions. The U.S. economy was strong, benefiting from rising personal consumption and improved employment numbers, and the European economy posted a moderate recovery. Economies in Asia continued to record strong growth, especially in China and India. In Japan, the economy recovered modestly, supported by increasing personal consumption, capital expenditures and a turnaround in exports.

In this operating environment, Honda strove to solidify its corporate foundation in order to meet the needs of customers and society more swiftly and accurately. With respect to R&D, we actively developed technologies aimed at enhancing safety and minimizing environmental impact, as well as advanced technologies designed to boost the appeal of our products. On the production side, we strengthened our manufacturing foundation and expanded capacity at our Asian production facilities and equity-method affiliates. We also started construction of a new transmission plant in the United States and a production facility in Asia. Regarding sales, we aggressively launched products offering new levels of value and delivered offerings with transnational appeal. Also, we worked to consolidate our automobile sales channels in Japan, upgrade our product lineup and strengthened our sales system.

In the motorcycle business, we continued supplying attractive products to the rapidly growing Asian motorcycle market. This enabled us to expand sales, especially in India and Indonesia. To address rising demand, we increased production capacity at our manufacturing facilities and equity-method affiliates in those countries. We also reported higher unit sales in Brazil, where the market continues to grow. Sales in other regions were strong.

Amid ongoing expansion of our global operations, we sought to improve our ability to efficiently launch new production techniques and new product. At the same time, we nurtured the skills of our technicians and strengthened our Japanese manufacturing systems, with a view to rolling out our advanced technologies on a worldwide basis.

During the year, we continued our aggressive effort to enhance pursuit of safety-enhancing and environmentally friendly technologies. Highlights of the period include the launch in Asia of a small-sized motorcycle equipped with Honda’s original programmed fuel injection (PGM-FI)*1 technology. We also succeeded in developing the world’s first mass-produced motorcycle with an airbag supplemental protection system. In these and other ways, we used multiple technologies, accumulated from our experience in automobiles, to make better and safer motorcycles.

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) in fiscal 2006 amounted to 10,271,000 units*2, down 2.0% from the previous fiscal year.

In another highlight, cumulative motorcycle production reached the 150 million unit mark in fiscal 2006 – the 57th year since Honda’s first motorcycle, the Dream D-type, was launched in 1949.

In automobile business segment, we executed a full model change of the Civic in various regions around the world, launching models that meet specific local needs. These included dedicated models for the North American and European markets. With growing concerns about rising oil prices and environmental issues, customers are increasingly demanding fuel-efficient products. As a result, the new Civic received overwhelming support.

Fiscal 2006 saw healthy sales of the Civic and other passenger cars in North America. Sales of light trucks in the region were also strong, boosted by the launch of the Ridgeline in March 2005.

In Asia, where the markets continue to grow, sales in China, India and other major markets increased, enabling us to expand our business in the region. In response, we increased the production capacity of manufacturing operations and equity-method affiliates in Asia.

In the Japanese market, which remained challenging, we strengthened our product lineup and utilized IT and other advanced technologies to strengthen our sales and service systems. Seeking to maximize customer joy and satisfaction, in March 2006 we integrated our three sales channels—Primo, Clio and Verno—into a single channel, through which all Honda-brand automobiles can now be purchased.

Unit sales of automobiles rose 4.6%, to 3,391,000 units,

In power products and other business, we reported solid sales in North America of general-purpose engines and generators supplied on an OEM*3 basis for use in pressure washers. In Europe, sales of general-purpose engines supplied on an OEM basis for use in lawnmowers increased. Segment sales were also boosted by our supply to various regions of highly cost-competitive products made in Asia.

During the year, Honda began sales of the iGX engine*4, boasting world-class environmental performance, in major global markets. We also strove to expand sales of our compact, home-use cogeneration system.*5

As a result, unit sales of power products rose 10.9% compared with the preceding term, to 5,876,000 units.

Due to the factors described above, consolidated net sales increased in every business segment in fiscal 2006, and reached ¥9,907.9 billion, up 14.5% from the previous fiscal year. Net income rose 22.8%, to ¥597.0 billion.*6

Notes

*[1]:	Programmed fuel injection (PGM-FI)

This original Honda system is designed to enhance fuel efficiency and lower emissions. It employs various sensors to monitor engine operating status and a computer to calculate the optimal amounts of fuel required. The system then delivers those amounts to the engine cylinders. Honda adapted its PGM-FI system, originally developed for automobiles, to motorcycles by reducing the number of parts to make it more compact and less expensive.

*[2]:	Of the unit sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in unit sales. If those products, which amounted to around 2.6 million units, had been added, total unit sales would have increased 12% by last fiscal year.

*[3]:	Original equipment manufacturer(OEM)

OEM refers to products and components supplied for sale under a third-party brand.

*[4]:	iGX engine

The world’s first(i) engine to incorporate electronic engine speed control technology by using an electronic governor (STR GOVERNOR)(ii) that requires no battery.

(i)	According to Honda’s survey

(ii)	Electric governor (STR GOVERNER)

This system allows the electronic control unit (ECU) to continuously monitor throttle opening and engine speed, electronically regulating throttle opening to maintain a constant engine speed even under changing engine load conditions.

STR(Self Tuning Regulator): self-adjusting device

Governor: A device that regulates engine speed (maintains a constant engine speed, regardless of load fluctuations)

*[5]:	Compact, home-use cogeneration system

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

(i):	A Honda development, the reciprocal gas engine

(ii):	Data from Honda test results. Data compares electric power from natural gas-powered generation with hot-water heating units that use natural gas.

*[6]:	Net income was boosted by a ¥138.0 billion gain on the return of the substitutional portion of the employees’ pension funds to the Japanese government, which was accounted for at the operating income stage.)

Overview

	Years ended March 31,
	Yen (millions)					U.S. dollars (millions)

	2002	2003	2004	2005	2006	2006
Income statement data:
Net sales and other operating revenue	¥7,362,438	¥7,971,499	¥8,162,600	¥8,650,105	¥9,907,996	$84,345
Operating income	661,202	724,527	600,144	630,920	868,905	7,397
Income before income taxes and equity in income of affiliates	551,342	609,755	641,927	656,805	814,617	6,935
Equity in income of affiliates	42,515	61,972	75,151	96,057	99,605	847
Net income	362,707	426,662	464,338	486,197	597,033	5,082
Research and development	395,176	436,863	448,967	467,754	510,385	4,345
Depreciation	194,944	220,874	213,445	225,752	262,225	2,232
Capital expenditures	303,424	316,991	287,741	373,980	457,841	3,898

Motorcycle Business

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) in fiscal 2006 amounted to 10,271,000 units, down 2.0% from the previous year. The decline stemmed mainly from a decrease in sales of motorcycle components parts sets supplied for mass production to Asian affiliates accounted for under the equity method. These figures do not include sales of 100% locally procured Honda-brand motorcycles that are produced exclusively with locally-sourced parts and sold by affiliates in India and China, which rose dramatically, to around 2.6 million units.

Despite the decline in unit sales, net sales of motorcycles climbed 11.7%, to ¥1,225.8 billion, benefiting from general appreciation of local currencies against the yen and . Operating income jumped 64.4%, to ¥113.9 billion (including a ¥15.3 billion gain on the return of the substitutional portion of the employees’ pension funds to the Japanese government). The operating margin was 9.3%. The operating income figure does not include earnings from affiliates accounted for under the equity method in Indonesia, India and China. However, their earnings are included in Honda’s consolidated net income results.

At the end of December 2005, cumulative production of the Super Cub series reached 50 million units. Launched in 1958, Super Cub motorcycles are now produced in 13 countries and sold in more than 160 nations around the world.

Japan

In Japan, unit sales declined 2.6%, to 368,000 units. Sales of small-sized motorcycles (over 250cc) increased, supported by strong demand for sports bikes, as did sales of mini-sized motorcycles (126cc–250cc), which benefited from healthy sales of scooters. However, sales of first-class motor-driven cycles (up to 51cc) and second-class motor-driven cycles (51cc–125cc) fell, due to a decline in market demand, and affected overall unit sales.

In the small-sized motorcycle category, the CB1300 Super Bol d’Or and the CB400 Super Bol d’Or—featuring a newly designed half-cowl for improved riding stability—generated strong sales. With respect to mini-sized motorcycles, we enjoyed strong sales of the Forza series due to strong demand centered on customers in their 30s. The motor-driven cycle category, types 1 and 2, faced a decline in sales of Today and Crea Scoopy models, although sales of Zoomer bikes were favorable.

North America

In North America, unit sales declined 4.4%, to 615,000 units. We recorded healthy sales of the VTX1300 series of cruisers and two models unveiled at the end of the previous fiscal year: the CRF450X off-road bike and the CBR600RR sports model. Overall sales of off-road vehicles were down, however, due to soaring fuel prices. As a result, unit sales of models in the motorcycle segment fell 4.0%, to 332,000 units.

The ATV category benefited from strong sales of the FourTrax Rincon, which underwent a full model change in October 2005, and the TRX90, which is now equipped with an easy-starting electric starter motor. However, as was the case for motorcycles, high gasoline prices affected sales of small and medium-sized ATV sales, leading to a 4.7% overall decline in combined ATV and PWC sales in North America, to 283,000 units.

Europe

In Europe, unit sales rose 4.4%, to 353,000 units.

In that region, we enjoyed strong sales of SH150i and SH125i scooters, the CB600F and Hornet, a “naked” sports bike that underwent minor model changes. Also popular was the Deauville touring bike, which underwent a full model change in February 2006. We have already released the Forza series of large scooters, which have been well received in Japan, and in February 2006 we unveiled the CBF1000 touring sports bike, equipped with an engine based on the one powering the CBR1000RR. Both models have proven popular among European customers. In these ways, we delivered products that met the needs of customers in the intensely competitive market for commuter vehicles and in the growing niche for large scooters.

Asia

In Asia, demand for motorcycles as an essential means of transportation has continued to grow. Total unit sales of motorcycles made by Honda and its subsidiaries, as well as of motorcycle parts sold to regional affiliates accounted for under the equity method, declined 3.5%, to 7,907,000 units.

Honda is working hard to expand local businesses in the region through its active promotion of local procurement of parts used in overseas production. This strategy has resulted in a sharp increase in 100% locally procured models made by our affiliates in India and China using 100% locally procured parts that are not included in Honda’s unit sales. Production and unit sales of 100% locally procured Honda-brand motorcycles in Asia rose dramatically from the previous year, to around 2,600,000 units.

In India, we enjoyed healthy sales of core models made by our affiliate, Hero Honda Motors Limited (HHML). These included two 125cc models—Super Splendor, which went on sale at the end of the previous fiscal year, and Glamour, which launched in June 2005—as well as the CD Deluxe. In January 2006, HHML launched the Pleasure model. Honda Motorcycle & Scooter India (Private) Limited (HMSI), a consolidated subsidiary, recorded strong sales of the Unicorn, its first motorcycle, and the Activa scooter. Combined sales in India of completed vehicles by Honda and consolidated subsidiaries, as well as sales of component parts sets for motorcycle production by affiliates accounted for under the equity method, totaled 1,934,000 units, down 865,000 from the previous fiscal year. However, these figures exclude 100% locally procured Honda-brand vehicles manufactured with 100% locally procured parts and sold by affiliates accounted for under the equity method, which rose by more than 1,200,000 units, to around 1,630,000.

In Indonesia, P.T. Astra Honda Motors (AHJ), an equity-method affiliate, posted healthy sales of its Supra series, centering on the Supra X 125, which went on sale in June 2005, and the Supra Fit, which underwent a full model change in August 2005. Also popular was the Supra X 125 PGM-FI, which was added to the lineup in December 2005 and features PGM-FI for superior fuel economy and drivability. In September 2005, it began production at a third new plant, boosting our annual capacity by 1 million units, to 3 million. In Indonesia, combined sales of finished vehicles by Honda and consolidated subsidiaries, as well as sales of component parts sets for motorcycle production by affiliates accounted for under the equity method, grew 18.0%, to 2,672,000 units.

In Thailand, we enjoyed robust sales of the Wave125, which underwent a minor model change in April 2005, and the Wave100, following a full model change in April 2005. In February 2006, we launched the Click scooter with the first automatic transmission developed for the Asian market. Unit sales in Thailand of completed vehicles by Honda and consolidated subsidiaries grew 1.7%, to 1,514,000 units.

In China, Sundiro Honda Motorcycle Co., Ltd., an affiliate accounted for under the equity method, posted solid sales of the Storm, released in April 2005, and the Wiz, unveiled in June 2005. Another equity-method affiliate, Wuyang-Honda Motors (Guangzhou) Co., Ltd., recorded strong sales of the SCR100, GL125 and other core scooter models. Due to market confusion stemming from the adoption of Euro2*1 emission standards, as well as suppression of purchases following the announcement of an upcoming reduction in consumption tax, combined unit sales in China of completed vehicles by Honda and consolidated subsidiaries fell 97,000 units from the previous term, to 336,000 units. However, this figure does not include sales of 100% locally procured Honda-brand vehicles manufactured with 100% locally procured parts and sold by affiliates accounted for under the equity method, which increased more than 200,000 units from the preceding fiscal year, to around 970,000 units.

Other Regions

In other regions—covering Latin America, the Middle East and Africa and Oceania—unit sales grew 10.4%, to 1,028,000 units.

In Brazil, where economic performance was stable, we posted solid sales of the core CG Series. Following a full model change in September 2005, the Biz 125, aimed at young people and women, was also popular.

In the Middle East and Africa, we enjoyed robust sales of the Chinese-made CGL125 and the Japanese-made XL125.

Notes

*[1]:	Euro2 (motorcycles)

Very stringent exhaust emission regulations for motorcycles implemented in Europe from 2003. Euro2 regulations are relatively recent and stringent standards. China began employing Euro2 regulations from the 2005 model year, and Indonesia and Brazil are also employing these regulations. (Even more stringent Euro3 emission regulations are being implemented in Europe in 2006.)

Automobile Business

In fiscal 2006, unit sales of automobiles rose 4.6%, to 3,391,000 units, due mainly to strong sales of completed vehicles in North America. Net sales in the automobile segment increased 14.9%, to ¥8,004.6 billion, due to favorable exchange rates and higher unit sales mainly in North America and Europe.

Operating income jumped 38.9%, to ¥628.3 billion (including a ¥115.9 billion gain on the return of the substitutional portion of the employees’ pension funds to the Japanese government), and the operating margin was 7.9%. It should be noted that this figure for operating income does not include income from affiliates in China and other countries. However, such income of these companies is reflected in the Company’s net income.

Japan

Total domestic automobile demand in Japan in calendar 2005 remained largely unchanged, at around 5,860,000 units. For Honda, however, unit sales in fiscal 2006 edged down 2.2%, to 696,000 units, due to lower sales of Fit, Elysion and Odyssey models. This was despite the launch of the new Airwave and the Zest, as well as higher sales of the Step Wagon, which underwent a full model change.

In April 2005, we introduced the all-new Airwave station wagon, featuring a high level of utility in a compact body. In May, we released the new Step Wagon, after lowering the vehicle’s floor level and center of gravity and providing a more user-friendly body size, more interior space and sedan-like driving performance and comfort. In September 2005, we launched the new Civic, featuring an innovative, monoform design and larger interior space. In March 2006, we began sales of the new Zest minicar, incorporating low-floor design technology for greater cabin room, occupant access and storage space.

In addition to these and other products with new levels of value, we enhanced marketing efficiency by deploying advanced information technologies while strengthening our sales and service capabilities. In these ways, Honda strove to maximize the lifetime satisfaction of its existing customers in Japan, whose numbers are around 9.0 million.

North America

In calendar 2005, automobile demand in the United States remained high, at around 16,990,000 units.

In the passenger car segment, we reported an increase in unit sales of the new Civic model, which offers excellent safety features and superb fuel economy. Sales of the Acura RL and the Acura TSX, a sport sedan, were also strong. In the light truck segment, the all-new Ridgeline, a next-generation truck launched in March 2005, attracted strong demand, as did the Pilot, a mid-size SUV, and the Odyssey minivan. As a result, overall sales in North America grew 6.8%, to 1,682,000 units.

In October, we launched a new Brazilian-made Fit model in Mexico. Further north, in November we unveiled the Acura CSX, an Acura-brand entry model aimed designed exclusively for the Canadian market.

In fiscal 2006, we received the “North American Car and Truck of the Year” awards for the Civic and the Ridgeline, marking the first time in history that one manufacturer has won both categories in the same year. In addition, Honda vehicles were selected as Top Picks in five of the 10 automobile categories rated by America’s Consumer Reports magazine for 2006 models. These rankings reflect excellent feedback on our introduction of models in the passenger car and light truck categories that offer excellent fuel efficiency and safety features.

Europe

In Europe, overall automobile demand remained almost unchanged in calendar 2005, at around 17,660,000 units. Nevertheless, Honda’s unit sales in fiscal 2006 climbed 9.0%, to 291,000 units. This was due mainly to increased sales of the five-door Civic, released in January 2006 after a full model change that resulted in a well-received sporty and sophisticated design, and the FR-V series, which benefited from the addition in August 2005 of a version with the Honda-developed i-CTDi*1 diesel engine, and continued robust sales of the Jazz. To meet growing demand for diesel-powered vehicles in the region and to strengthen our manufacturing system, Honda of the U.K. Manufacturing Limited began diesel engine assembly. We added a diesel model to the new five-door Civic line, and the Accord and CR-V are also available with Honda-developed diesel engines. In these ways, we enhanced our competitiveness in the extremely challenging European market.

Asia

In Asia, total unit sales of completed products made by Honda’s consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method edged up 1.8%, 521,000 units.

In China, the passenger car market expanded considerably, with demand reaching around 3.20 million units in calendar 2005. Guangzhou Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, recorded healthy sales of the popular Accord and the Odyssey models. Another equity-method affiliate, Dongfeng Honda Automobile (Wuhan) Co., Ltd., (herein referred to as Dongfeng Honda) enjoyed strong sales of the CR-V. Total unit sales in China of completed vehicles by Honda and its subsidiaries, as well as sales of component parts sets for production by equity-method affiliates totaled 263,000 units, on a par with the preceding year.

In February 2006, Dongfeng Honda expanded its capacity to 120,000 vehicles per year, in an effort to meet rapidly expanding demand in China. Further, in June 2005 Honda Automobile (China) Co., Ltd., a newly established subsidiary in September 2003 became the first passenger car maker in China to export vehicles to Europe. In these ways, Honda will continue using its accumulated China-related expertise to deliver top-level products in terms of quality and cost.

Demand continued to expand in other Asian markets, with major increases in sales of the City in Pakistan, India and elsewhere. Sales were also up in Taiwan, contributing to sales in the Asian region. In terms of manufacturing and R&D, we expanded manufacturing capacity at our plant in India and established an R&D center in Thailand. These are a few examples of Honda’s efforts to build up its systems to respond swiftly to diversifying local needs.

Other Regions

Unit sales in other regions grew 14.2%, to 201,000 units, thanks mainly to increased sales in South America, Oceania and the Middle East.

In Brazil, sales of the locally produced Fit increased. In Australia and the Gulf states, we posted healthy sales of the Accord, the Civic and other models.

*[1]:	i-CTDi

This is a proprietary diesel engine developed by Honda that optimizes combustion through the adoption of a high-pressure fuel injection system, combined with a newly developed emission treatment system. The i-CTDi is also compliant with Euro 4 emission standards for 2005.

Power Product and Other Businesses

In fiscal 2006, unit sales of power products rose 10.9%, to 5,876,000 units, due mainly to increased sales of general purpose engines in North America. Net sales from power products and other businesses, including sales between segments, climbed 11.6%, to ¥382.5 billion, due to the increase of sales in power product business Operating income soared 86.3%, to ¥35.9 billion (including ¥6.7 billion from the return of the substitutional portion of the employees’ pension funds to the Japanese government), and the operating margin was 9.4%.

Japan

In Japan, unit sales of power products rose 12.7%, to 487,000 units, due largely to increases in sales of the GX series of general-purpose engines supplied to pump manufacturers on an OEM basis, as well as higher sales of imported engines manufactured by Honda’s affiliates in Thailand and China.

North America

In North America, unit sales grew 12.5%, to 2,827,000 units. Strong demand for generators provided a strong boost to sales of both completed products and engines supplied on an OEM*1 basis. Within the engine category, robust sales of large-scale models in the GX series have enabled Honda to create a new market for completed equipment. Our North American business also benefited from healthy sales of inverter-equipped mobile generators for camping and leisure use, as well as large-scale generators.

Europe

Unit sales in Europe grew 12.8%, to 1,477,000 units, bolstered by strong demand for GCV135/160 engines for lawn mower use, as well as construction equipment and GX general-purpose engines for use in tillers. Among completed products, the new HRX walk-behind lawn mower generated a considerable sales increase, thanks to favorable weather.

Asia

In Asia, unit sales remained mostly unchanged, at 717,000 units. In April 2005, we restructured the operations of Jialing-Honda Motors Co., Ltd., a company in China that previously manufactured and sold both power products and motorcycles. That company subsequently restarted its operations, concentrating solely on power products. This measure enabled us to better utilize our cost-competitiveness and resulted in favorable unit sales, together with Thailand-made products.

Other regions

In other regions, unit sales climbed 10.5%, to 368,000 units. In Brazil, sales were robust for locally made GX series engines, which became more price-competitive as a result of further improvement in component procurement costs.

In Australia, we posted higher sales of green products, including the environmentally friendly HRU series of walk-behind lawn mowers and UMK series.

During the year, Honda released the iGX440 general-purpose engine. With advanced environmental friendlinesshe iGX440 features a new, world first electronic governor*2 technology that regulates engine speed and thus improves responsiveness to varying engine loads. In Japan, we incorporated the iGX440 into the newly launched HSM1590i, a mid-sized hybrid snow blower featuring a gasoline engine to power the snowblower apparatus with electric motors for forward propulsion. The combination of the two power units facilitates switching between work modes and enhances user-friendliness. The new product has received favorable response from customers.

In March 2006, we launched the Monpal ML200, a stylish four-wheel scooter with a comfortable ride and high maneuvering stability. It is the first commercially available vehicle to feature visibility enhancement design, adapted from the Honda ASV-3*3 advanced safety research vehicle that makes the Monpal ML200 more visible in Traffic.

Meanwhile, diffusion of our compact, home-use cogeneration system*4 increased in Japan. In fiscal 2006, sales increased firmly in line with growing worldwide environmental awareness. Since January 2006, Tokyo Gas Co., Ltd., became a new distributor of this system.

Notes

*[1]:	Original equipment manufacturer (OEM)

OEM refers to products and components supplied for sale under a third-party brand.

*[2]:	STR governor (electronic governor)

This system uses an electronic control unit (ECU) to constantly monitor throttle aperture and speed, so that even if the engine load changes the electronic control adjusts the throttle to maintain a pre-established speed.

STR: Self-tuning regulator

Governor: A device that regulates engine speed, maintaining a constant engine speed, regardless of load fluctuations

*[3]:	ASV (Advanced Safety Vehicle)

Japan’s Ministry of Land, Infrastructure and Transport promotes this project for the development of advanced safety vehicles, which all manufacturers of automobiles and motorcycles join voluntarily. The first phase of this project, ASV-1 (Apr. 1991–Mar. 1996), studied technical possibilities. ASV-2 (Apr. 1996–Mar. 2001) involved research and development on practical applications, while ASV-3 (Apr. 2001–Mar. 2006) used technology for inter-vehicle communication technologies.

In September 2005, Honda succeeded in the creation of its ASV-3. Using inter-vehicle communication technologies to avoid collision by determining distances between vehicles, this vehicle provides features to warn of and attempt to avoid collisions, bypass collisions and minimize damage, and provide post-collision assistance.

*[4]:	Compact, home-use cogeneration system

By using natural gas to produce both heat and electricity, cogeneration units use less energy, and significantly reduce the burden that these tasks place on the environment.

Financial Services Business

Honda offers a variety of financial services to its customers and dealers, with the goal of supporting sales of Honda motorcycles and automobiles. These services are provided through financial subsidiaries in the United States, Japan, Canada, the United Kingdom, Germany, Brazil and Thailand. In fiscal 2006, net sales of our financial services business, including inter-segment sales within Honda, rose 20.0%, to ¥310.9 billion, due mainly to strong demand for automobiles in North America, as well as the effect of increased foreign currency exchange translations. Operating income edged up 0.8%, to ¥90.5 billion, benefiting from a higher loan balance accompanying expansion of our business, as well as a reduction in selling, general and administrative expenses, which outweighed the negative effects of increased interest rates for fund-raising purposes.

Information about allowance for credit losses is provided at Item 5. Operating and Financial Review and Prospects A. operating Results. Information about finance subsidiaries-receivables and securitizations is described in Footnote 2 to the accompanying consolidated financial statements.

Application of Critical Accounting Policies

Critical accounting policies require us to apply most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in Footnote 1 to the accompanying consolidated financial statements. We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors. Our warranty expense accruals are costs for general warranties on products we sell and product recalls. We provide for estimated warranty expenses at the time products are sold to customers or the time new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. Since suppliers typically warrant these parts, the expected receivables from warranties of these suppliers are deducted from our estimates of warranty expense accruals.

We believe that the accounting estimate related to warranty expense accruals is a “critical accounting estimate” because changes in the calculation can materially affect net income, and require us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty expense accruals to determine their adequacy of the accrual. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

Additional detailed information about the changes in provisions for the product warranties for each of the years in the two-year period ended March 31,2006 is described in Footnote 15 to the accompanying consolidated financial statements.

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

An allowance for credit losses is maintained to cover estimated losses incurred on finance subsidiaries-receivables. To determine the overall allowance amount, receivables are segmented into pools with common characteristics such as product and collateral types. For each of these pools, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates and scale and composition of the portfolio, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2006 in our North America portfolio, the provision for fiscal 2006 and the allowance balance at the end of fiscal 2006 would have increased by approximately ¥5.1 and ¥3.0 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2006.

Additional Narrative of the Change in Provision for Credit Loss as Below

The following table shows information related to our credit loss experience in our North America portfolio:

	(Billions of yen)

	2004	2005	2006
Charge-offs (net of recoveries)	16.2	23.1	22.8
Provision for credit losses	28.8	31.7	27.4
Allowance for credit losses	23.7	29.2	30.1
Ending receivable balance (**)	3,145.9	3,613.6	4,166.5
Average receivable balance, net (**)	2,982.1	3,333.5	3,938.2
Charge-offs as a % of average receivable balance (**)	0.54%	0.70%	0.58%
Allowance as a % of ending receivable balance (**)	0.75%	0.81%	0.72%

(*)	The allowance for credit losses and average receivable balance include allowance for credit losses and finance subsidiaries-receivables classified as trade receivables and other assets in the consolidated balance sheets. Additional information is described in Footnote 2 to the accompanying consolidated financial statements.

(**)	For fiscal year ended March 31,2006, Honda excluded unearned interest income and fees from the ending receivables balance and average receivables balance in the table above. The reclassifications have made to the prior years’ balances to conform to the presentation used for the year ended March 31, 2006.

Fiscal Year 2006 Compared with Fiscal Year 2005

Net charge-offs in our North America portfolio decreased by ¥0.3 billion, or 1%. The lower loan originations during fiscal year 2005 resulted in a lower volume of defaults during fiscal year 2006, offsetting the currency translation effects. Also the difficulties experienced with the implementation of the new customer account servicing system in fiscal year 2005 has passed, which improved collection efforts.

The provision for credit losses decreased by ¥4.3 billion, or 14%. The allowance for credit losses increased by ¥0.9 billion, or 3%, due to the currency translation effects. Excluding this effect, the allowance for credit losses decreased.

Fiscal Year 2005 Compared with Fiscal Year 2004

Net charge-offs in the North America portfolio increased by ¥6.9 billion, or 43%, primarily due to the significant growth in finance receivables during fiscal year 2003 and 2004. Historically, the majority of customer defaults occur when loans are between one to two years old. Therefore, we experienced higher losses as the large number of new contracts booked in prior fiscal years became between one to two years old in fiscal year 2005.

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

The provision for credit losses in our North America portfolio increased by ¥2.9 billion, or 10%, which was due to the increase in charge-offs and the increase to the allowance balance.

The allowance for credit losses in our North America portfolio increased by ¥5.5 billion, or 23%, primarily due to the continued growth in finance receivables.

Allowance for Losses on Lease Residual Values

End-customers of vehicles leased under a direct financing lease typically have an option to buy the leased vehicle from the car dealership (dealer) for the estimated residual value of the vehicle or to return the leased vehicle to the dealer at the end of the lease term. Likewise, dealers have the option to return the vehicle to our finance subsidiaries or to buy the leased vehicle at the end of the lease term from our finance subsidiaries. The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease and the residual value estimated at the time of inception of the lease. Our finance subsidiaries initially determine the residual value of the leased vehicle by using our estimation of future used vehicle values, which take into consideration data gathered from third parties. Our finance subsidiaries recognize a loss when the proceeds from the sale of leased vehicles are less than contractual residual value at the end of the lease term. Our finance subsidiaries purchase insurance to cover a portion of the estimated residual value at the end of the lease term of vehicles leased to customers under direct financing leases. An allowance for expected losses on lease residual values is maintained to cover estimated losses on the uninsured portion of the vehicles’ residual values.

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

If future auction values for all Honda and Acura vehicles in our North American lease portfolio as of March 31, 2006, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase of our allowance for losses on residual value by about ¥2.3 billion, which would be charged to our provision for losses on residual values in the current year. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be to increase our allowance for losses on residual values by about ¥0.4 billion, which would be charged to our provision for losses on residual values in the current year. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2006.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate and expected long-term rate of return on plan assets are determined based on our evaluation of current market conditions, including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase as of March 31, 2006 were 2.0% and 2.2%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2006 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2006 were 4.9-5.8% and 3.5-5.2%, respectively, and our assumed expected long-term rate of return for fiscal 2006 was 6.8-8.0% for foreign plans.

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

Japanese Plans

Yen (billions)

Assumptions	Percentage Point Change(%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-88.3/+95.7	+40.6/-43.8	-6.3/+7.3
Expected long-term rate of return	+0.5/-0.5	—	—	-4.1/+4.1

Foreign Plans

Yen (billions)

Assumptions	Percentage Point Change(%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-39.0/+44.8	+3.5/-10.0	-5.0/+5.7
Expected long-term rate of return	+0.5/-0.5	—	—	-1.3/+1.3

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2006.
(*2)	Funded status for fiscal 2006 is affected by March 31, 2006 assumptions.
Pension expense for fiscal 2006 is affected by March 31, 2005 assumptions.

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

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 gives revised guidance as to when servicing assets and servicing liabilities should be recognized. It also revises guidance regarding the initial and subsequent measurement of servicing assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with early adoption being permitted. Management is currently in process of determining whether to early adopt this statement and quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

Fiscal 2006 Compared with Fiscal 2005

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2006, ended March 31, 2006, amounted to ¥9,907.9 billion, up 14.5% from the previous fiscal year.

Of this amount, domestic net sales decreased by ¥5.1 billion, or 0.3%, to ¥1,694.0 billion, while overseas net sales increased by ¥1,263.0 billion, or 18.2% to ¥8,213.9 billion.

Operating Income

Operating income amounted to ¥868.9 billion, which was an increase by 37.7% from the previous fiscal year.

This was primarily due to positive currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, continuing cost reduction effects and gain on return of the substitutional portion of the Employees’ Pension Funds to the Japanese government (herein referred to as “return”), which offset the negative impact of increased SG&A and R&D expenses.

Selling, General and Administrative Expenses / Research and Development Expenses

SG&A expenses for fiscal 2006 increased by ¥143.1 billion or 9.5%, to ¥1,656.3 billion, reflecting increased sales expenses and storage fee due to the increase of net sales and increased advertisement expenses.

R&D expenses increased by ¥42.6 billion or 9.1%, to ¥510.3 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 24.0%, to ¥814.6 billion. Other income & expenses, net decreased by ¥80.1 billion from the previous fiscal year, due mainly to decline in gains on derivative instruments.

Equity in Income of Affiliates

Equity in income of affiliates increased by 3.7%, to ¥99.6 billion.

Net Income

Net income amounted to ¥597.0 billion, an increase of 22.8%. The effective tax rate was 38.9%, an decrease by 1.7 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥648.67, compared with ¥520.68 in fiscal 2005.

The gain on “return” of ¥138.0 billion which was recorded in the fiscal year ended March 31, 2006, was included in the result of consolidated operating income and consolidated income before income taxes. Accordingly, the result of amount of the relevant income after tax that was recorded by the “return” was included in the consolidated net income for the fiscal year ended March 31, 2006.

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

The following tables set out Honda’s business and geographical segment information, prepared in accordance with Japanese segment reporting requirements, for the fiscal years ended March 31, 2005 and 2006.

(A) Business Segment Information

As of and for the year ended March 31, 2006

	Yen(millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥1,225,812	¥8,004,694	¥306,869	¥370,621	¥9,907,996	—	¥9,907,996
Intersegment	—	—	¥4,068	¥11,941	¥16,009	¥(16,009)	—

Total	¥1,225,812	¥8,004,694	¥310,937	¥382,562	¥9,924,005	¥(16,009)	¥9,907,996

Cost of sales, SG&A and R&D expenses	¥1,127,157	¥7,492,257	¥220,352	¥353,350	¥9,193,116	¥(16,009)	¥9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government *	¥15,319	¥115,935	—	¥6,762	¥138,016	—	¥138,016

Operating income	¥113,974	¥628,372	¥90,585	¥35,974	¥868,905	—	¥868,905

Assets	¥1,006,308	¥4,752,405	¥5,008,058	¥294,170	¥11,060,941	¥(489,260)	¥10,571,681

Depreciation	¥30,232	¥222,165	¥771	¥9,057	¥262,225	—	¥262,225

Capital expenditures	¥52,246	¥392,934	¥1,316	¥11,345	¥457,841	—	¥457,841

As of and for the year ended March 31, 2005

	Yen(millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥1,097,754	¥6,963,635	¥255,741	¥332,975	¥8,650,105	—	¥8,650,105
Intersegment	—	—	¥3,447	¥9,869	¥13,316	¥(13,316)	—

Total	¥1,097,754	¥6,963,635	¥259,188	¥342,844	¥8,663,421	¥(13,316)	¥8,650,105

Cost of sales, SG&A and R&D expenses	¥1,028,422	¥6,511,253	¥169,287	¥323,539	¥8,032,501	¥(13,316)	¥8,019,185

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government*	—	—	—	—	—	—	—

Operating income	¥69,332	¥452,382	¥89,901	¥19,305	¥630,920	—	¥630,920

Assets	¥848,671	¥4,160,818	¥4,362,096	¥261,843	¥9,633,428	¥(316,458)	¥9,316,970

Depreciation	¥28,606	¥189,150	¥419	¥7,577	¥225,752	—	¥225,752

Capital expenditures	¥41,845	¥317,271	¥1,941	¥12,923	¥373,980	—	¥373,980

*	Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government is stated separately in business segment information, same as consolidated statements of income and retained earnings.

(B) Geographical Segment Information

As of and for the year ended March 31, 2006

	Yen(millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥2,021,999	¥5,475,261	¥1,001,177	¥856,892	¥552,667	¥9,907,996	—	¥9,907,996
Transfers between geographical segments	¥2,415,874	¥141,064	¥188,341	¥140,501	¥19,023	¥2,904,803	¥(2,904,803)	—

Total	¥4,437,873	¥5,616,325	¥1,189,518	¥997,393	¥571,690	¥12,812,799	¥(2,904,803)	¥9,907,996
Cost of sales, SG&A and R&D expenses	¥4,204,939	¥5,262,382	¥1,163,213	¥932,394	¥514,527	¥12,077,455	¥(2,900,348)	¥9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government *	¥138,016	—	—	—	—	¥138,016	—	¥138,016

Operating income	¥370,950	¥353,943	¥26,305	¥64,999	¥57,163	¥873,360	¥(4,455)	¥868,905

Assets	¥2,737,454	¥6,026,342	¥800,786	¥717,933	¥309,209	¥10,591,724	¥(20,043)	¥10,571,681

As of and for the year ended March 31, 2005

	Yen(millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,983,182	¥4,585,650	¥858,936	¥773,753	¥448,584	¥8,650,105	—	¥8,650,105
Transfers between geographical segments	¥2,155,756	¥119,904	¥184,136	¥86,810	¥17,373	¥2,563,979	¥(2,563,979)	—

Total	¥4,138,938	¥4,705,554	¥1,043,072	¥860,563	¥465,957	¥11,214,084	¥(2,563,979)	¥8,650,105
Cost of sales, SG&A and R&D expenses	¥3,954,039	¥4,384,400	¥1,001,829	¥799,871	¥432,764	¥10,572,903	¥(2,553,718)	¥8,019,185

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government*	—	—	—	—	—	—	—	—

Operating income	¥184,899	¥321,154	¥41,243	¥60,692	¥33,193	¥641,181	¥(10,261)	¥630,920

Assets	¥2,480,052	¥5,202,980	¥649,547	¥541,331	¥203,605	¥9,077,515	¥239,455	¥9,316,970

*	Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government is stated separately in geographical segment information, same as consolidated statements of income and retained earnings.

Business segments

Motorcycles

In fiscal 2006, domestic unit sales of motorcycles fell 2.6%, to 368,000 units. Overseas unit sales fell 2.0%, to 9,903,000 units, mainly due to a decrease in unit sales of parts for local production at affiliates accounted for under the equity method in Asia*.

As a result, total unit sales of motorcycles amounted to 10,271,000 units, down 2.0% compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the motorcycle segment increased 11.7%, to ¥1,225.8 billion, due mainly to the positive impact of the currency translation effects and the change in model mix, offsetting negative impact of decreased unit sales. Operating income increased by 64.4% to ¥113.9 billion, due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, offsetting the negative impact of the increase in SG&A and R&D expenses.

*Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Such products amounted 2,600 thousand units for the fiscal year.

Automobiles

Domestic unit sales of automobiles in fiscal 2006 fell 2.2%, to 696,000 units and overseas unit sales increased by 6.5%, to 2,695,000 units. Consequently, total unit sales of automobiles grew 4.6%, to 3,391,000 units, compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the automobile segment increased 14.9%, to ¥8,004.6 billion, due to the positive currency translation effects and increased unit sales mainly in North America. Operating income increased by 38.9% to ¥628.3 billion, due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, an increase in profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, which offset the negative impact of increase in SG&A and R&D expenses.

Financial Services

Revenue from sales to unaffiliated customers in financial services business rose 20.0%, to ¥306.8 billion, compared to the previous fiscal year. Operating income increased 0.8%, to ¥90.5 billion, due primarily to the positive impact of currency effects caused by the depreciation of the Japanese yen, higher revenue due to an increased finance-subsidiaries receivable from growth of business and decreased SG&A expenses which offset increased funding costs.

Power Product and Other Businesses

Domestic unit sales of power products in fiscal 2006 increased 12.7%, to 487,000 units. Overseas unit sales increased 10.7%, to 5,389,000 units. Accordingly, total unit sales of power products rose 10.9%, to 5,876,000 units, compared to the previous fiscal year.

Net sales from power products and other businesses increased 11.3%, to ¥370.6 billion, due mainly to increased unit sales. Operating income increased 86.3% to ¥35.9 billion, due mainly to positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and gain on “return”, which offset the negative impact of the increase in SG&A expenses.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Net sales in Japan were ¥4,437.8 billion, up by 7.2% from the previous fiscal year, due mainly to increased export sales in the automobile business and increased revenue in the motorcycle, power product and other businesses, which offset the negative impact of decreased unit sales in domestic automobile business. Operating income in Japan was ¥370.9 billion, up by 100.6%, due primarily to the positive impact of the currency effects caused by the depreciation of the yen, increased profit attributable to higher revenue and continuing cost reduction effects and gain on “return” of ¥138.0 billion, which offset the negative impact of the increase in SG&A and R&D expenses.

North America

Net sales in North America increased by 19.4% from the previous fiscal year to ¥5,616.3 billion, due mainly to positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income in North America increased by 10.2% to ¥353.9 billion, due primarily to the positive impact of currency effects caused by the depreciation of the Japanese yen and the increased profit attributable to higher revenue, which offset the negative impact of the increase in SG&A expenses.

Europe

Net sales in Europe increased by 14.0% to ¥1,189.5 billion compared to the previous fiscal year, due mainly to the positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income in Europe decreased by 36.2% to ¥26.3 billion, due mainly to the negative impact of the changes in model mix and increased SG&A expenses, offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen and the increased profit attributable to higher revenue.

Asia

Net sales in Asia increased by 15.9% to ¥997.3 billion from the previous fiscal year, due mainly to positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income increased by 7.1% to ¥64.9 billion from the same period of the previous year, due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and continuing cost reduction, which offset the negative impact of the increase in SG&A expenses. In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

Other Regions

Net sales in Other Regions increased by 22.7% to ¥571.6 billion compared to the previous fiscal year, due mainly to positive impact of the currency translation effects and the increased revenue in all of Honda’s business segments mainly in South America. Operating income increased by 72.2% from the same period of the previous year to ¥57.1 billion, due mainly to the positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and continuing cost reduction effects, offsetting the negative impact of the increase in SG&A expenses.

As described in Note (1) (t) to our consolidated financial statements, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2006

Disclosure of unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries

Honda discloses unaudited consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and unaudited consolidated cash flow statements divided into non-financial services businesses and finance subsidiaries, for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle, Automobile and Power Product and Other Businesses segments, and finance subsidiaries include the Financial Services segment, respectively, under the Japanese segment reporting requirements decribed above. See Annex A to this Annual Report.

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

(A) Business Segment Information

As of and for the year ended March 31, 2004

	Yen(millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	¥996,290	¥6,592,024	¥242,696	¥331,590	¥8,162,600	—	¥8,162,600
Intersegment	—	—	¥3,138	¥10,070	¥13,208	¥(13,208)	—

Total	¥996,290	¥6,592,024	¥245,834	¥341,660	¥8,175,808	¥(13,208)	¥8,162,600

Cost of sales, SG&A and R&D expenses	¥953,857	¥6,153,133	¥137,396	¥331,278	¥7,575,664	¥(13,208)	¥7,562,456

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government*	—	—	—	—	—	—	—

Operating income	¥42,433	¥438,891	¥108,438	¥10,382	¥600,144	—	¥600,144

Assets	¥764,893	¥3,727,259	¥3,818,915	¥247,451	¥8,558,518	¥(229,750)	¥8,328,768

Depreciation	¥25,156	¥181,266	¥359	¥6,664	¥213,445	—	¥213,445

Capital expenditures	¥35,041	¥240,416	¥430	¥11,854	¥287,741	—	¥287,741

(B) Geographical Segment Information

As of and for the year ended March 31, 2004

	Yen(millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,879,141	¥4,552,941	¥756,312	¥637,163	¥337,043	¥8,162,600	—	¥8,162,600
Transfers between geographical segments	¥2,051,729	¥120,069	¥192,235	¥67,009	¥11,222	¥2,442,264	¥(2,442,264)	—

Total	¥3,930,870	¥4,673,010	¥948,547	¥704,172	¥348,265	¥10,604,864	¥(2,442,264)	¥8,162,600

Cost of sales, SG&A and R&D expenses	¥3,738,419	¥4,362,860	¥922,704	¥659,500	¥324,466	¥10,007,949	¥(2,445,493)	¥7,562,456

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government*	—	—	—	—	—	—	—	—

Operating income	¥192,451	¥310,150	¥25,843	¥44,672	¥23,799	¥596,915	¥3,229	¥600,144

Assets	¥2,370,214	¥4,539,320	¥571,419	¥435,815	¥141,851	¥8,058,619	¥270,149	¥8,328,768

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

Financial Services

Revenue from sales to unaffiliated customers in financial services business rose 5.4%, to ¥255.7 billion, compared to the previous fiscal year. Operating income decreased 17.1%, to ¥89.9 billion, due mainly to increased funding costs.

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

As described in Note (1) (t) to our consolidated financial statements,certain rclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2006.

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

Honda meets its operating capital requirements mainly through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes and commercial paper, as well as securitization of finance receivables. The year-end balance of liabilities associated with fund-raising by financial subsidiaries was ¥3,880.8 billion.

Cash Flows

Consolidated cash and cash equivalents at end of year amounted to ¥747.3 billion as of March 31, 2006, down ¥26.2 billion, or 3.4%, from a year earlier, owing to decreases from business subsidiaries.

Year-end cash and cash equivalents of business subsidiaries declined as net income and depreciation were outweighed by increases in purchases of production equipment and other tangible fixed assets. However, year-end cash and cash equivalents of finance subsidiaries increased, owing to an increase in their fund-raising activities associated with a rise in their receivables.

Net cash provided by operating activities amounted to ¥576.5 billion. Factors increasing cash flows included ¥597.0 billion in net income (including a ¥138.0 billion non-cash gain on the return of the substitutional portion of the employees’ pension plan) and ¥262.2 billion in depreciation. By contrast, there was a ¥113.2 billion increase in trade accounts and notes receivable and a ¥109.6 billion increase in inventories.

Net cash used in investing activities totaled ¥672.7 billion. This was mainly due to ¥460.0 billion in capital expenditures associated with introducing new models, upgrading, streamlining and renewing production facilities, and the improvement of Sales and R&D facilities. Another factor was a ¥230.3 billion increase in acquisition (net) of finance subsidiaries’ receivables associated with higher sales of automobiles in North America and elsewhere.

Net cash provided by financing activities was ¥24.0 billion. During the year, Honda raised ¥865.6 billion in long-term debt through the issue of bonds and medium-term notes to meet capital requirements associated with an increase in liabilities of finance subsidiaries, as well as to repay ¥568.3 billion in long-term debt. By contrast, there was a ¥124.9 billion decrease in short-term debt accompanying a decline in external liabilities in Europe. Honda also allocated ¥77.0 billion in payments for purchase of treasury stock and ¥71.0 billion in cash dividends paid.

The ¥747.3 billion in cash and cash equivalents at end of year corresponds to approximately 0.9 month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity.

For this reason, financial subsidiaries carry total short-term borrowings of ¥1,369.1 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a back-up credit line equivalent to ¥701.0 billion. In addition, Honda currently has ample credit limits, extended by prominent international banks, that are not subject to contracts.

Honda believes it has adequate liquidity to meet its cash obligations for the near future at least for the fiscal ending March 31, 2007.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investor Service, Inc., and Standard & Poor’s Rating Services. Based on major current ratings, which are shown below, Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

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

C. Research and Development

Using the most advanced technologies, Honda Motor Company and its consolidated subsidiaries conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with complete freedom.

Product-related research and development is spearheaded by the Honda Research Institute in Japan, Honda R&D Americas, Inc., in the United States and Honda R&D Europe (Deutschland) GmbH in Germany. Research and development on production technologies centers on Honda Engineering Co., Ltd., in Japan and Honda Engineering North America, Inc. All of these entities work in close association with our other entities and business in their respective regions.

Total consolidated R&D expenditures for the fiscal year ended March 31, 2004, 2005 and 2006, amounted to ¥448.9 billion, ¥467.7 billion and ¥510.3 billion. Main R&D activities conducted by each business segment are outlined below.

Motorcycle Business

Honda is committed to developing motorcycles with new value-added features that meet the individual needs of customers around the world, and to implementing timely local development of regional products at its overseas locations. At the same time, we focus on developing technologies that lead the industry in addressing safety and environmental issues.

In Japan, we made a number of R&D achievements in fiscal 2006. The FORZA Z 250cc scooter underwent a full model change, and was outfitted with the Honda S-Matic seven-speed automatic transmission in place of the previous manual six-speed transmission. This model was also the first in the world to be fitted with an auto-shift mode, creating a riding experience that is finely tuned to road conditions.

In Japan, North America and Europe, the CBR1000RR on-road super sports model underwent a full model change. While the new model inherits the same basic styling and engine specifications of its predecessor, it is four kilograms lighter than the previous model to achieve quicker acceleration and better handling.

In Asia, we launched a new model, Click, the first 110cc scooter to be equipped with a water-cooled engine in Thailand. In China, we produced and released the Storm, a 125cc motorcycle featuring enhanced environmental technologies and acceleration.

Honda has succeeded in developing the world’s first production motorcycle airbag system. This new system helps lessen the severity of injuries caused by head-on collisions. In another development, we released the Honda Advanced Safety Vehicle–3 (ASV–3), equipped with the latest safety technologies developed as a result of Honda’s participation in the five-year Advanced Safety Vehicle (ASV) Project led by the Ministry of Land, Infrastructure and Transport. Features of the new vehicle include the Intersection Stop & Go Assistance System, which analyzes images from a camera mounted on the front of the motorcycle to detect stop signs and other markings. If the rider does not slow down when approaching an intersection, a warning appears on the motorcycle’s display screen, and an audio warning sounds in the rider’s helmet, prompting the rider to decelerate. Once the motorcycle has come to a stop, the Inter-Vehicle Communication System detects the position of any approaching vehicles, helping the rider determine whether or not it is safe to proceed through the intersection. In addition, since the shape and size of motorcycles make them less noticeable than automobiles, we have used research on human brain function to develop a new design concept that significantly improves motorcycle visibility.

Research and development expenses in the Motorcycle Business segment in fiscal 2006 totaled ¥83.0 billion.

Automobile Business

In the Automobile Business segment, we strive to develop innovative technologies and products through creativity-oriented development in response to customer needs. We also actively develop technologies that address environmental issues and provide enhanced safety performance.

Major achievements during the year include a full worldwide model change of the Civic. The engines of the new models employ an intelligent VTEC (i-VTEC) system, which switches the valve timing for maximum efficiency during startup and acceleration to achieve powerful, torquey performance, then delays intake valve closure timing during cruising and other low-load conditions for improved fuel economy. In Japan, North America and Europe, the Civic Hybrid underwent a full model change. The new line is equipped with the New Honda Hybrid System, combining a 3-stage i-VTEC engine that regulates the valves to provide three stages of valve timing (low-rpm, high-rpm and cylinder idle mode) with a significantly smaller and more efficient Integrated Motor Assist (IMA) system. We also launched a sporty 5-door model Civic developed exclusively for the European market. This new model is available with a choice of three engines: a 1.4-liter i-DSI (Intelligent Dual and Sequential Ignition) engine, a 1.8-liter i-VTEC engine—both realizing enhanced fuel economy—and a 2.2 i-CTDi diesel engine that complies with strict European regulations on gas emissions.

In Japan, we introduced the all-new Airwave compact station wagon, featuring a roomy passenger interior and a luggage compartment with ample storage capacity, as well as an extra-large glass “Sky Roof” that creates open-air feeling. We also introduced the new Step Wagon, following a full model change that lowered the vehicle’s floor level and center of gravity, providing enhanced driving performance and comfort. In addition, we commenced sales of the new Zest minicar, incorporating low-floor design technology for greater cabin room, generous storage area and a convenient access bay.

During the year under review, we announced the development of the Honda ASV–3, equipped with several new advanced safety technologies developed as a result of Honda’s participation in the five-year Advanced Safety Vehicle (ASV) Project led by the Ministry of Land, Infrastructure and Transport. In addition to using inter-vehicle communication to ascertain the position of automobiles, motorcycles and pedestrians relative to each other, the Honda ADV–3 incorporates a system that uses cameras and radar to provide drivers with information on approaching vehicles and obstacles on the road. There is also a system that offers driver support through steering- and brake-assist technologies, as well as an emergency response system designed to aid in rescue efforts in the event of an accident.

In fuel cell technologies, the FCX, featuring Honda FC STACK next-generation fuel cell technology, became Japan’s first fuel cell vehicle to receive motor vehicle type certification from the Japanese Ministry of Land, Infrastructure and Transport.

Research and development expenses in the Automobile Business segment in fiscal 2006 totaled ¥413.9 billion.

Power Product and Other Businesses

In the Power Products Business, we seek to develop products that match customers’ lifestyles and needs while strengthening our lineup of offerings that address environmental issues.

In fiscal 2006, we introduced the new iGX440 general-purpose engine in Japan, United States, Europe and elsewhere. Highly friendly to the environment and extremely quiet, the iGX440 is the world’s first single-cylinder general-purpose engine to employ electronic governor speed control technology, which eliminates the need for a battery. The electronic governor system allows optimum engine control to suit a wide range of power requirements.

In Japan, we incorporated the iGX440 into the newly launched HSM1590i, a mid-sized hybrid snow plow featuring a gasoline engine for removing snow and an electric motor for travel motion. The combination of the two power units facilitates switching between work modes and enhances user-friendliness. We also unveiled the Monpal ML200, a stylish four-wheel scooter with a comfortable ride and high maneuvering stability.

Research and development expenses in this segment in fiscal 2006 amounted to ¥13.3 billion.

Fundamental Research

In the area of fundamental research, Honda pursues steady and varied research activities into technologies that may lead to innovative applications in the future.

In joint research conducted with Nagoya University, we became the first in the world to discover a gene that dramatically improves rice harvests. Using rice of the Koshihikari variety, we identified a gene that radically enhances the regenerative ability of rice. This will lead the way to more rapid improvements in Koshihikari, the most popular variety of rice in Japan.

Honda’s latest ASIMO humanoid robot model is capable of performing tasks in concert with the movement of people, such as freely operating a cart. A newly developed total control system, which controls all of ASIMO’s functions, enables the robot to act autonomously—as a receptionist, for instance, or even as a waiter serving drinks on a tray. A drastic improvement in the robot’s mobility allows it to run at a speed of 6km/hr, as well as run in a circular pattern.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

Patents and Licenses

On March 31, 2006, Honda owned more than 9,600 patents and 160 utility model registrations in Japan and more than 16,100 patents abroad. Honda also had applications pending for more than 19,900 patents in Japan and for more than 18,500 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

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

(Guarantee)

At March 31, 2006, we guaranteed ¥46.7 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥46.7 billion. As of March 31, 2006, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2006:

Contractual Obligations

	At March 31, 2006

	Yen(millions)

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	2,536,645	657,645	1,370,518	472,813	35,669
Operating leases	119,216	25,087	33,057	20,246	40,826
Purchase commitments(*)	53,304	53,304	—	—	—

(*)	Honda had commitments for purchases of property, plant and equipment at March 31, 2006.

At March 31, 2006, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

Item 6. Director, Senior Management and Employees

A. Directors and Senior Management

Honda’s Articles of Incorporation provide for a Board of Directors of not more than 30 members and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected by resolution of general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

The Board of Directors appoints one President and Director and may appoint one Chairman of the Board of Directors and several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among its members. The President represents the Company. In addition, the Board of Directors may appoint, pursuant to its resolutions, Directors who shall each represent the Company. Under the Japanese Company Law, a representative director individually has authority to represent the Company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company.

Under the Japanese Company Law, the Corporate Auditors of the Company have the duty to supervise the administration of the Company’s affairs by the Directors. Corporate Auditors are not required to be, and the Corporate Auditors of the Company are not, certified public accountants, and may not at the same time be Directors or employees of the Company or any of its subsidiaries. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Corporate Auditors form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom has never served as a director, accounting councilor, executive officer, manager or employee of the Company or any of its subsidiaries. Corporate Auditors are required to elect from among themselves at least one Standing Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by Corporate Auditors of the Company’s affairs, and financial position and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants. Such independent certified public accountants have as their primary statutory duties the examination of the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Japanese Company Law to be submitted by the Representative Director to general meetings of shareholders and the reporting of their opinion thereon to the Corporate Auditors as well as to the Directors.

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

10,800

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

7,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Minoru Harada (January 9, 1947)

Director of the Company from June 1994

Purchasing Operations Support,

appointed in April 2006 (presently held)

Chief Operating Officer for Motorcycle Operations,

appointed in April 2004 (presently held)

Senior Managing Director of the Company,

appointed in June 1999

President and Director of Honda Motor Europe Limited,

appointed in June 1998

Chief Operating Officer for Regional Operations

(Europe, the Middle & Near East and Africa),

appointed in June 1998

Chief Operating Officer for Power Product Operations,

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

6,600

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Motoatsu Shiraishi (October 14, 1946)

Director of the Company from June 1994

General Supervisor, Quality,

appointed in April 2006 (presently held)

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

General Manager of Production Planning Office in Automobile Operations,

appointed in June 1994

Director of the Company,

appointed in June 1994

General Manager of Automobile Production Planning Office of Automobile Planning Board,

appointed in February 1993

Joined Honda in April 1969

6,700

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

Deputy Chief Operating Officer for Regional Operations (Japan),

appointed in June 1999

General Manager of Japan Automobile Sales Operations for Regional Operations (Japan) ,

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

Joined Honda in April 1972

8,300

Satoshi Toshida (January 13, 1947)

Director of the Company from June 1995

Chief Operating Officer for Power Product Operations,

appointed in April 2006 (presently held)

Senior Managing Director of the Company,

appointed in June 2005

Chief Operating Officer for Regional Operations (Asia & Oceania),

appointed in April 2003

President and Director of Honda Leasing (Thailand) Company Limited,

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

appointed in April 2004 (presently held)

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

4,268

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Mikio Yoshimi (September 6, 1947)

Director of the Company from June 1998

Senior Managing Director of the Company,

appointed in June 2006

Government & Industrial Affairs,

appointed in April 2006 (presently held)

Chief Officer of Driving Safety Promotion Center,

appointed in April 2006 (presently held)

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

Executive Vice President and Director of Honda of America Mfg., Inc.,

appointed in June 1998

Joined Honda in April 1970

		3,400

Toru Onda (March 18, 1949)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 (presently held) Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in January 1977	4,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Akira Takano (August 18, 1949)	Director of the Company from June 1996 Chief Operating Officer for Customer Service Operations, appointed in April 2004 (presently held) Managing Director of the Company, appointed in June 2003 President and Director of Honda of the U.K. Manufacturing Ltd., appointed in June 1998 Executive Vice President and Director of Honda Motor Europe Limited, appointed in June 1998 Director of the Company, appointed in June 1996 Director of Honda R&D Co., Ltd., appointed in June 1995 Joined Honda in April 1972	4,500

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Managing Director of the Company, appointed in June 2004 President and Director of Honda Motor Europe Limited, appointed in April 2004 (presently held) Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2004 (presently held) Director of the Company, appointed in June 1998 President and Director of Honda Canada Inc., appointed in June 1998 Joined Honda in April 1974	3,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Hiroshi Kuroda (August 18, 1948)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2004 Chief Operating Officer for Automobile Operations, appointed in April 2004 (presently held) Director of the Company, appointed in June 1999 Products for Automobile Operations, appointed in June 1999 Product Planning and Marketing Office for Automobile Operations, appointed in June 1996 Joined Honda in April 1972	3,000

Tetsuo Iwamura (May 30, 1951)

Director of the Company from June 2000

Managing Director of the Company,

appointed in June 2006

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

Director of the Company,

appointed in June 2000

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Tatsuhiro Oyama (July 9, 1950)

Director of the Company from June 2001

Managing Director of the Company,

appointed in June 2006

President and Director of Asian Honda Motor Co., Ltd.,

appointed in April 2006 (presently held)

Chief Operating Officer for Regional Operations (Asia & Oceania),

appointed in April 2006 (presently held)

Chief Operating Officer for Parts Operations,

appointed in April 2003

President and Director of Honda Motorcycle Japan Co., Ltd.,

appointed in August 2001

Director of the Company,

appointed in June 2001

General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan),

appointed in April 2001

Joined Honda in April 1969

4,300

Satoru Kishi (March 29, 1930)

Director of the Company from June 2001

Adviser of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

(presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.),

appointed in June 2002 (presently held)

Director of the Company,

appointed in June 2001

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

(presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.),

appointed in June 2000

None

Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 Ambassador in Canada, appointed in April 2001	None

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

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

Executive Vice President and Director of Honda R&D Co., Ltd.,

appointed in May 1983

Director of Honda R&D Co., Ltd.,

appointed in March 1977

Joined Honda R&D Co., Ltd. in April 1963

20,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Fumihiko Ike (May 26, 1952)	Director of the Company from June 2003 Chief Operating Officer for Business Management Operations, appointed in April 2006 (presently held) Director of the Company, appointed in June 2003 Chief Operating Officer for Power Product Operations, appointed in April 2003 Joined Honda in February 1982	3,500

Corporate Auditors

Hiroshi Okubo (October 30, 1945)	Corporate Auditor (full-time), appointed in June 2004 Senior Managing Director of the Company, appointed in June 2003 Compliance Officer, appointed in April 2003 Managing Director of the Company, appointed in June 1999 Chief Operating Officer for Business Support Operations and Chief Officer of Driving Safety Promotion Center in Business Support Operations, appointed in June 1999 Director of the Company, appointed in June 1996 General Manager of Executive Office in Business Support Operations, appointed in June 1994 Joined Honda in April 1970	6,600

Koji Miyajima (June 10, 1948)	Corporate Auditor (full-time), appointed in June 2003 Corporate Auditor, appointed in June 2001 General Manager of Overseas Operations Office No. 1 in Regional Operations (North America), appointed in April 2000 Joined Honda in April 1971	3,500

Shinichi Sakamoto (August 3, 1950)	Corporate Auditor (full-time), appointed in June 2005 Regional Operating Officer of the Company, appointed in April 2004 Joined in April 1969	3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Number of Shares Owned

Koukei Higuchi (March 14, 1936)

Advisor of the Board of The Tokio Marine & Fire Insurance Co., Ltd.

(presently Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2003 (presently held)

Corporate Auditor,

appointed in June 2003

Chairman of The The Tokio Marine & Fire Insurance Co., Ltd.

(presently Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2001

Joined The Tokio Marine and Fire Insurance Co., Ltd.

(presently Tokio Marin & Nichido Fire Insurance Co., Ltd.) in April 1960

		None

Kuniyasu Yamada (July 21, 1944)	Corporate Auditor, appointed in June 2003 President of MTB Apple Planning Co., Ltd. (presently M.U.Trust Apple Planning Co., Ltd.), appointed in September 2002 (presently held)	1,000

Fumihiko Saito (June 9, 1945)

Corporate Auditor, appointed in June 2004

Representative of Saito Law Office in February 2006. (presently held)

Partner of Haarmann Hemmelrath Saito Law Office in June 2003

Joined The Law Firm of Hamada & Yanagida

(presently The Law Firm of Mori Hamada & Matsumoto) in April 1973

		None

1. Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.

2. Corporate Auditors Mr. Koukei Higuchi, Mr. Kuniyasu Yamada and Mr. Fumihiko Saito are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.

3. The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. Managing Officers and Operating Officers are not statutory positions under the Japanese Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers, as voluntarily disclosed in Japan, are listed below.

Managing Officers

Yasuo Ikenoya	Deputy Chief Operating Officer for Regional Operations (China)

Takanobu Ito	General Manager of Suzuka Factory of Production Operations

Masaaki Kato	Executive Vice President and Director of Honda Motor Europe Limited. President and Director of Honda of the U.K. Manufacturing Ltd.

Akio Hamada	President and Director of Honda of America Mfg., Inc.

Teruo Kowashi	General Manager of Saitama Factory of Production Operations

Operating Officers

Takashi Yamamoto	President and Director of Honda Manufacturing of Alabama, LLC

Suguru Kanazawa	Executive Vice President and Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

Manabu Nishimae

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

Masaya Yamashita	General Manager of Kumamoto Factory of Production Operations

Hiroshi Kobayashi	President and Director of Honda Canada Inc.

Hiroshi Oshima	Corporate Communications, Motor Sports General Manager of Corporate Communications Division in Business Support Operations

Sho Minekawa	President of Guangzhou Honda Automobile Co., Ltd.

Tsutomu Saka	General Manager of Hamamatsu Factory of Production Operations

Hidenobu Iwata	President and Director of Honda Engineering Co., Ltd.

Motohide Sudo	Executive Vice President and Director of Asian Honda Motor Co., Ltd.

Gen Tsujii	Production for Production Operations General Manager of Automobile Production Planning Office in Production Operations

Koichi Fukuo	Quality, Certification & Regulation Compliance

Hiroshi Soda	Executive Vice President and Director of Honda North America, Inc.

Takuji Yamada	President and Director of Honda Motor Europe (North) G.m.b.H.

Hideki Okada	General Manager of Accounting Division in Business Management Opertions

Masahiro Takedagawa	President and Director of Honda Siel Cars India Ltd.

Yoichi Hojo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

Tsuneo Tanai	Executive Vice President and Director of Honda of America Mfg., Inc.

Yoshiyuki Matsumoto	Automobile Products for Automobile Operations

Eiji Okawara	Production in China in Production Operations

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

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2006 was 997 million yen, including 897 million yen paid to 37 directors (who include 16 directors who retired during that fiscal year) and 100 million yen paid to six corporate auditors. The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also employees of the Company or directors of subsidiaries of the Company.

The total amount of executive bonuses that were paid during the year ended March 31, 2006 was 720 million yen, including 668 million yen to our 36 directors as of the end of the year ended March 31, 2005 and 52 million yen to our five corporate auditors as of the end of the year ended March 31, 2005.

The amount of retirement allowances paid to two retired directors was 464 million yen, in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2005.

C. Board Practices

See Item 6.A “Director and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

Corporate Governance

Companies listed on the New York Stock Exchange (the “NYSE”) must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Honda, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE listed Company Manual and those followed by Honda.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For Japanese companies, which employ a corporate governance system based on a board of corporate auditors (the “board of corporate auditors system”), including Honda, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and, together with the accounting audit firm, accounting is assigned to the corporate auditors, who are separate from the company’s management and meet certain independence requirements under Japan’s company law.

In the case of Japanese companies which employ the board of corporate auditors system, including Honda, at least half of the corporate auditors must be “outside” corporate auditors who must meet additional independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting councilor, executive officer, manager or any other employee of the company or any of its subsidiaries.

Currently, Honda has three outside corporate auditors which constitute 50% of Honda’s corporate auditors.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

Like a majority of Japanese companies, Honda employs the board of corporate auditors system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting audit firm and on such accounting audit firm’s audit reports, for the protection of the company’s shareholders.

Japanese companies which employ the board of corporate auditors system, including Honda, are required to have at least three corporate auditors. Currently, Honda has six corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Honda is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Honda relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

A NYSE-listed U.S. company must have a nominating/corporate governance committee entirely of independent directors.

Honda’s directors are elected at a meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

Honda’s corporate auditors are also elected at a meeting of shareholders. A proposal by Honda’s Board of Directors to elect a corporate auditor must be approved by a resolution of its Board of Corporate Auditors. The Board of Corporate Auditors is empowered to request that Honda’s directors submit a proposal for election of a corporate auditor to a meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

Maximum total amounts of compensation for Honda directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.

Currently, Honda does not adopt stock option compensation plans. When Honda adopts it, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2006, 2005 and 2004.

As of March 31, 2006

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses

144,785	28,783	105,623	1,921	8,458

At March 31, 2006, Honda had 144,785 full-time employees, including 83,088 local nationals employed in its overseas operations.

As of March 31, 2005

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses

137,827	27,991	99,525	1,787	8,524

At March 31, 2005, Honda had 137,827 full-time employees, including approximately 76,763 local nationals employed in its overseas operations.

As of March 31, 2004

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses

131,600	25,700	95,500	1,700	8,700

At March 31, 2004, Honda had approximately 131,600 full-time employees, including approximately 70,000 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU) which is affiliated with the Japan Council of the International Metal Workers Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2006.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2004, 2005 and 2006 were 2.0%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 23, 2006 is as follows.

Title of Class	Amount Owned	% of Class

Common Stock	116,868 shares	0.013%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2006, the Association owned 2,366,300 shares of the Company’s common stock.

Item 7. Major shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2006, 917,414,215 shares of Honda’s Common Stock were issued and 913,074,215 shares were outstanding.

According to a report filed under the Securities and Exchange Law of Japan by Mitsubishi UFJ Financial Group, Inc., as of April 30, 2006, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held 69,684,611 shares of Honda’s common stock, or 7.60% of the total number of shares of Honda’s outstanding stock. Mitsubishi UFJ Financial Group, Inc. does not have any voting rights that are different from those of our other shareholders.

ADRs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2006 were 917,414,215 shares of Common Stock, of which 56,604,843 shares represented by ADRs and 99,629,368 shares not represented by ADRs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 208 at March 31, 2006.

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

During the fiscal year ended March 31, 2006, Honda had sales of ¥155.1 billion and purchases of ¥611.7 billion with affiliates accounted under the equity method. As of March 31, 2006, Honda had receivables of ¥59.2 billion from affiliated companies, and had payables of ¥112.5 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

In addition, Mr. Minekawa, a Director of the Company, served as the President of Guangzhou Honda Automobile Co., Ltd., one of our affiliates in China. In fiscal year 2006 from April to June, Honda sold Automobile parts, equipment and services to this affiliated company in the amount of ¥10.0 billion. He retired as a Director of the Company as of June 23, 2005 and was assigned as an operating officer of the Company. In fiscal year 2005, Honda sold Automobile parts, equipment and services to this affiliated company in the amount of ¥37.0 billion.

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

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company – Marketing and Distribution – Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and reserves. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability by other various lawsuits and claims.

Seventy-seven purported class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001, have been filed in various state and federal courts against American Honda Motor Co., Inc., Honda Canada, Inc., General Motors, Ford, Daimler Chrysler, Toyota, Nissan, and Volkswagen and their Canadian affiliates, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Several of the state court actions also name Honda Motor Co., Ltd. as a defendant, as well as other Japanese and German parent companies of United States based subsidiaries. The federal court actions have been consolidated for coordinated pretrial proceedings in federal court in Maine and 37 California cases have been consolidated in the state court in San Francisco. Additionally, there are pending cases in 9 other states.

The nearly identical complaints allege that the manufacturer defendants, aided by the association defendants, conspired among themselves and with their dealers to prevent United States citizens from purchasing vehicles produced for the Canadian market and sold by dealers in Canada. The complaints allege that new vehicle prices in Canada are 10 to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in the payment of supracompetitive prices by United States consumers. The complaints seek treble damages under the antitrust laws, but do not specify damages. The federal court has certified a class for injunctive relief and damages. We believe our actions have been lawful and are vigorously defending these cases.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, we believe that the overall results of all lawsuits and pending claims should not result in liability to us that would be likely to have an adverse material effect on our consolidated financial position and results of operations.

8. Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and increase its corporate value. With respect to redistribution, the Company considers redistribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure. The present goal, however, is to increase the shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of company shares to consolidated net income) to approximately 30%. Retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition. The year-end cash dividend was ¥60 per share, and total cash dividends for the year ended March 31, 2006 were ¥100 per share, with an interim cash dividend of ¥40. At the board of directors meeting held on April 26, 2006, the Company resolved a matter of stock split. A 1:2 stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at June 30, 2006. As of July 1, 2006, one share of the Company’s common stock will be split into two. After the stock split, for the year ending March 31, 2007, the Company plans that the interim cash dividend of ¥30 per share. It also projects that the year-end cash dividend will be ¥30 per share. As a result, total cash dividends for the year ending March 31, 2007 are expected to be ¥60 per share. Had the stock split not been carried out, the dividends would have been equal to ¥60 per share for both interim and year-end dividends, which would have been an increase of ¥20 per share for the interim dividend, as a result, an increase of ¥20 per share for the year, to ¥120. Once the new Company Law comes into effect, there will be no limit on the number of times a company can distribute its dividends. The Company is currently looking into reviewing its articles of incorporation, aiming at a more efficient and flexible profit redistribution to our shareholders. The Company will continuously study the possibility of extra dividends in addition to the current interim and year-end dividends, while also considering the timing of the stock split, which will take effect on July 1, 2006, the following date of the record date of June 30, 2006. The Company will continue to work hard to earn and keep the support of its shareholders.

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. The Offer and Listing

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2006, Honda’s shares were traded over five stock exchanges in Japan.

Since February 11, 1977, American Depositary Shares (each representing one-half of one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In addition, European Shares (each representing ten shares of Common Stock and evidenced by European Depositary Receipts (EDRs)) have been traded in bearer form on the over-the-counter markets in several European countries since 1963. In June 1981, the shares of Common Stock were admitted to the official list of The Stock Exchange of London. In May 1983, the Company listed its shares on the stock exchanges in Zurich, Geneva and Basel in the form of Swiss Bearer Depositary Receipts. In June 1985, the shares of Common Stock were admitted to trading on the Paris Stock Exchange. As for the stock exchanges in Switzerland, the floor exchanges in Zurich, Basel and Geneva were consolidated to form a single national bourse – the Swiss Exchange, in 1995. The Paris Stock Exchange was merged with the exchanges in Amsterdam and Brussels and created Euronext in September 2000.

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2006 was approximately 53,763,000 shares of Common Stock on the TSE and approximately 7,873,000 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE*

Fiscal year	High	Low	High	Low

2002	5,920	3,090	23.09	13.65
2003	5,990	3,840	23.85	16.40
2004	5,510	3,570	23.59	15.47

2005
1st quarter	¥5,320	¥4,370	$24.85	$19.25
2nd quarter	5,640	4,890	25.40	22.56
3rd quarter	5,520	4,830	26.10	23.55
4th quarter	5,700	5,230	27.30	24.92

2006
1st quarter	¥5,670	¥5,020	$26.00	$23.75
2nd quarter	6,620	5,380	29.08	24.06
3rd quarter	7,140	6,140	29.70	26.50
4th quarter	7,500	6,100	31.74	27.10

Jan – 2006	¥6,940	¥6,100	$30.36	$27.10
Feb	7,070	6,640	30.24	28.44
Mar	7,500	6,690	31.74	28.57
Apr	8,570	7,280	35.94	31.10
May	8,490	7,270	37.95	32.59

*	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

B. Plan of distribution

Not applicable.

C. Markets

See Item 9.A, “Offer and Listing Details”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of The Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandums and Article of Association

Set forth below is information relating to Honda’s common stock, including brief summaries of the relevant provisions of Honda’s articles of incorporation and share handling regulations as currently in effect, and of the Company Law of Japan, which has become effective as of May 1, 2006, and related legislation.

General

Honda’s authorized share capital as of June 30, 2006 is 3,543,000,000 shares of common stock, of which 917,414,215 shares were issued. Effective as of July 1, 2006 Honda’s authorized share capital will become 7,086,000,000 shares of common stock, of which 1,834,828,430 shares will be issued due to a two for one stock split being effective. Under the Company Law, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered on Honda’s register of shareholders, in accordance with Honda’s share handling regulations. The registered beneficial holder of shares underlying the ADSs or EDRs is the depositary for the ADSs or EDRs, respectively. Accordingly, holders of ADSs or EDRs will not be able directly to assert shareholders’ rights.

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

A law to establish a new central book entry clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to the shares of Honda will come into effect on a date within five years of the date of the promulgation which will be determined by a Cabinet Order. On the effective date, a new book entry central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Honda. On the same day, all existing share certificates will become null and void. The transfer of shares will be effected by book-entry in the accounts maintained under the new central clearing system.

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

Dividends

Under its articles of incorporation, Honda’s financial accounts will be closed on March 31 of each year and such date is the record date for year-end dividends. The record date for interim dividends is September 30 of each year.

Under the Company Law, a Company is permitted to make distributions of surplus to the shareholders any number of times per fiscal year pursuant to resolutions of a general meeting of shareholders, subject to certain limitations provided by the Law and the Ordinances of the Ministry of Justice thereunder. Distributions of surplus are required, in principle, to be authorized by a resolution of a general meeting of shareholders. However, if the articles of incorporation so provide and certain other requirements under the Company Law are met, distributions of surplus may be made pursuant to a board resolution. Pursuant to the provisions of the Company Law and its articles of incorporation, the board of directors of Honda may determine distributions of its surplus.

Distributions of surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surplus is to be made in-kind, a special resolution of a general meeting of shareholders is required, except in the case that a right to receive cash distribution instead of distribution in-kind is granted to shareholders. If such right is granted, distributions in-kind may be made pursuant to an ordinary resolution of a general meeting of shareholders or, as the case may be, a board resolution.

Under the Company Law, Honda is permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. If such extraordinary financial statements are prepared and approved in accordance with the provisions of the Company Law and the ordinances of the Ministry of Justice thereunder, the results of such extraordinary financial statements may be considered in the calculation of distributable amount.

Under its articles of incorporation, Honda is not obligated to pay any dividends which are left unclaimed for a period of three full years after the date on which they first became payable.

Capital and Reserves

The entire amount of the issue price of the shares to be issued in the future will be required to be accounted for as stated capital, although Honda may account for an amount not exceeding one-half of such issue price as additional paid-in capital by resolution of the board of directors. Honda may at any time reduce the whole or any part of its additional paid-in capital and legal reserve or transfer them to stated capital by resolution of a general meeting of shareholders. The whole or any part of surplus may also be transferred to stated capital, additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.

Stock Splits

Honda may at any time split its shares into greater number of shares by resolution of the board of directors. When the board of directors approves a stock split, it may also amend the articles of incorporation of Honda without approval of shareholders to increase the number of its authorized shares in proportion to the stock split, so long as Honda does not issue more than one class of shares.

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

Japanese Unit Share System

Consistent with the requirements of the Company Law, the articles of incorporation of Honda adopts unit share system called as “tan-gen-kabu”, under which 100 shares constitute one voting unit of shares. The board of directors of Honda by itself may reduce, but not to increase, the number of shares that constitute a voting unit or abolish the unit share system entirely by a board resolution. An increase in the number of shares that constitute one voting unit requires a resolution of a general shareholders’ meeting. In any case, the number of shares constituting one voting unit may not exceed 1,000 shares.

The articles of incorporation of Honda provide that Honda may not issue share certificates for a number of shares not constituting an integral number of voting units. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a voting unit and for which no share certificates are issued may not be transferable, however, the holder of shares constituting less than one voting unit may at any time require Honda to purchase or sell such shares at the market price in accordance with the Company’s share handling regulations (see below). Because the transfer of ADRs does not require changes in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one voting unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one voting unit of the underlying shares are normally prohibited under the unit share system, under the deposit agreement, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole voting units.

Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares

A holder of shares representing less than one voting unit may at any time require Honda to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request for purchase reaches the share handling agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which the first sale of shares is effected on the Tokyo Stock Exchange thereafter. In each case, Honda will request the payment of an amount determined by Honda as an amount equal to the brokerage commission required for the sale and purchase of the shares. A holder of shares representing less than one voting unit may, in accordance with the provisions of the share handling regulations, make request to the effect that such number of shares should be sold to it that will, when added to the shares less than one voting unit already held by that shareholder, constitute one voting unit. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise many shareholder rights as a practical matter.

Other Rights of a Holder of Shares Representing Less Than One Voting Unit

A holder of shares representing less than one voting unit has the following rights and these rights may not be restricted by the articles of incorporation:

•	rights to receive any consideration for acquisition by a corporation of special shares all of which may be acquired by such corporation (zembu shutoku joukou tsuki shurui kabushiki) as provided by Article 171, paragraph 1, item 1 of the Company Law,

•	rights to receive any cash or other reconsideration for acquisition by a corporation of shares which may be acquired by such corporation on occurrence of certain event (shutoku joukou tsuki shurui kabushiki) as provided by Article 107, paragraph 3 of the Company Law,

•	rights to be allocated any shares without consideration as provided by Article 185 of the Company Law,

•	rights to receive distribution of any residual assets of a corporation, and

•	any other rights provided in the relevant Ordinance of the Ministry of Justice, including rights to receive cash an other distribution derived from consolidation of shares, stock split, allocation of stock acquisition rights without consideration, distribution of surplus or reorganization of a corporation.

Other rights of a holder of shares constituting less than one voting unit may be restricted if the articles of incorporation so provide.

Voting rights under the unit share system

Under the unit share system, the shareholders shall have one voting right for each voting unit of shares that they hold. A shareholder who owns shares representing less than one voting unit will not be able to exercise voting rights and any other rights relating thereto, including the right to examine Honda’s accounting books and records.

Voting Rights

Honda holds its ordinary general meeting of shareholders in June of each year. In addition, Honda may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Honda’s share holding regulations, at least two weeks prior to the date of the meeting.

A shareholder is generally entitled to one vote per voting unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Company Law and the articles of incorporation of Honda, a resolution may be adopted at a meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Company Law and Honda’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of all shareholders and the resolution shall be adopted by majority voting. Honda’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by Honda does not have voting rights.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders who intend to be absent from a general meeting of shareholders may exercise their voting rights in writing. In addition, they may exercise their voting rights by electronic means if the board of directors decides to accept such means.

Under the Company Law, in order to approve certain significant matters of a corporation, more strict requirement for the quorum or the number of voting rights to approve is provided. The articles of incorporation of Honda provide that such resolution may be adopted at a meeting of shareholders by two thirds of the voting rights of the shareholders representing at least one third of all the shareholders having voting rights. Such significant matters include, but not limited to:

•	the determination of the matters relating to acquisition of its own shares from a specific shareholder,

•	the determination as to acquisition of special shares all of which may be acquired by a corporation (zembu shutoku joukou tsuki shurui kabushiki),

•	the determination of consolidation of the shares,

•	the determination of discharge of a part of responsibilities of directors, corporate auditors or accounting auditors,

•	the determination of the matters concerning distribution of surplus by property other than cash (only in the case that no cash distribution is allowed to shareholders),

•	the determination of the matters concerning amendments to the articles of incorporation, transfer of business or dissolution of a corporation,

•	the determination of the matters concerning reorganization of a corporation.

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

Subscription Rights and Stock Acquisition Rights

Holders of shares have no preemptive rights under Honda’s articles of incorporation. Under the Company Law, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. In addition, individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Honda also may decide to grant the stock acquisition rights (shinkabu-yoyakuken), with or without bonds, to any person including shareholders, by resolution of its board of directors unless issued under specially favorable conditions. The holder of such rights may exercise its rights within the exercise period by paying subscription moneys all as prescribed in the terms of such rights.

Liquidation Rights

In the event of a liquidation of Honda, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of Honda’s currently issued shares, including shares represented by the ADSs, are fully paid and nonassessable.

Shareholders’ Register Manager

The Chuo Mitsui Trust and Banking Company, Limited is the Shareholders’ Register Manager for the shares. Chuo Mitsui’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo, 105-8574, Japan. Chuo Mitsui maintains Honda’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for Honda’s year-end dividends, if paid. A holder of shares constituting one or more whole voting units who is registered as a holder on Honda’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Honda may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The shares generally trade ex-dividend or ex-rights on the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Honda of Shares

Under the Company Law, Honda is generally required to obtain authorization for any acquisition of its own shares by means of:

(i)	a resolution at a general meeting of shareholders, which is effective for one year from the date thereof;

(ii)	a resolution of the board of directors if the acquisition is in accordance with its articles of incorporation; or

(iii)	a resolution of the board of directors if the acquisition is to purchase its shares from a subsidiary.

Honda may only dispose of shares so acquired in accordance with the procedures applicable to a new share issuance under the Company Law.

Upon due authorization, Honda may acquire its own shares:

•	in the case of (i) and (ii) above, from stock markets or by way of tender offer;

•	in the case of (i) above, from a specific person, but only if its shareholders approve such acquisition by special resolution; and

•	in the case of (iii) above, from such subsidiary.

In the event Honda is to acquire its own shares from a specific person other than a subsidiary at a price that exceeds the market price, other shareholders may request the corporation to acquire the shares held by such shareholders as well.

Acquisitions described in (i) through (iii) above must satisfy certain other requirements, including the restriction of the source of consideration in which the total amount of the purchase price of such own shares may not exceed the distributable amount of the corporation.

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

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the corporation and to all Japanese stock exchanges on which the corporation’s shares are listed or, in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

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

On March 30, 2004, a new “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “New Treaty”) entered into force and replaced the old “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “Old Treaty”). Under the Old Treaty, which remained in effect until June 30, 2004 with respect to Japanese withholding taxes, a portfolio investor that is a U.S. holder (as defined below in “-United States Taxes”) was generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 15%. Under the New Treaty, which was effected for distributions of shares and ADSs made on and after July 1, 2004, a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 10%.

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

For purposes of the New Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is for United States federal income tax purposes, (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for purposes of the New Treaty, as (i) the shares and ADSs do not form part of the business property of a permanent establishment through which the beneficial owner carries on or has carried on business and (ii) is not otherwise ineligible for benefits under the New Treaty, as the case may be, with respect to income and gain from the shares or ADSs.

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

Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Qualified dividend income includes dividends from U.S. corporations or from qualified foreign corporations. A foreign corporation is treated as a qualified foreign corporation for these purposes if: (1) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the United States that the IRS determines is satisfactory for these purposes and that includes an exchange of information program; or (2) the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. A foreign corporation that is a PFIC cannot be a qualified foreign corporation; see the discussion of the PFIC rules below. Honda is considered a qualified foreign corporation under either of the condition above. Honda believes that the dividends it pays with respect to the shares or ADSs will be qualified dividend income and will be eligible for the reduced maximum tax rate provided that the holding period requirement described above is satisfied with respect to the particular share or ADS on which a dividend is paid. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the New Treaty and paid over to Japan will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the New Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a reduced rate of withholding under a treaty or a tax refund.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if a U.S. holder sells or otherwise disposes of its shares or ADSs, it will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that it realizes and its tax basis, determined in U.S. dollars, in its shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 will generally be taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Passive Foreign Investment Company (PFIC) Rules

Honda believes it was not a PFIC for United States federal income tax purposes in 2006, and that it will not be a PFIC in 2007. Honda’s shares and ADRs are not stock of a PFIC for United States federal income tax purposes. This conclusion is a factual determination that is made annually and thus may be subject to change.

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

If a U.S. holder owns shares or ADRs in a PFIC that are treated as marketable stock, it may make a mark-to-market election. If it makes this election, it will not be subject to the PFIC rules described above. Instead, in general, it will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. It will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Its basis in the shares or ADSs will be adjusted to reflect any such income or loss amount.

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such holder if Honda is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, shares or ADSs held by a U.S. holder will be treated as stock in a PFIC if Honda was a PFIC at any time during the U.S. holder’s holding period in its shares or ADSs, even if Honda is not currently a PFIC. For purposes of this rule, if a U.S. holder makes a mark-to-market election with respect to its shares or ADSs, the U.S. holder will be treated as having a new holding period in its shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC with respect to such U.S. holder, it must file Internal Revenue Service Form 8621. U.S. holder should consult their own tax advisors regarding the PFIC rules and potential filing and other requirements.

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

The tables below provide information about our derivatives related to foreign exchange risk as of March 31, 2005 and 2006. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency options to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2005			2006

	Yen (millions)			Yen (millions)
Forward Exchange Contract	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
To sell US$	¥225,573	(5,233)	104.58	¥270,070	(1,771)	115.88
To sell EUR	56,727	(915)	136.32	132,694	(3,333)	138.57
To sell CAD	22,736	(845)	84.73	19,225	(1)	100.59
To sell GBP	49,407	(1,188)	195.81	82,546	(984)	201.67
To sell other foreign currencies	57,109	(523)	various	82,985	310	various
To buy US$	3,596	75	104.62	5,535	45	115.78
To buy other foreign currencies	2,304	19	various	992	22	various
Cross-currencies	275,389	(1,023)	various	304,078	2,228	various

Total	¥692,841	(9,633)		¥898,125	(3,484)

	Yen (millions)			Yen (millions)
Currency Option	Contract amounts	Fair value	Average contractual rate	Contract amounts	Fair value	Average contractual rate
Option purchased to sell US$	¥71,004	258	various	¥58,446	520	various
Option written to sell US$	92,482	(1,270)	various	104,576	(323)	various
Option purchased to sell other currencies	20,462	123	various	4,982	19	various
Option written to sell other currencies	30,263	(287)	various	8,544	(85)	various

Total	¥214,211	(1,176)		¥176,548	131

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2005 and 2006. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency & interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR +a and an index at the fiscal year end.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2005		2006
	( Millions of yen )		( Millions of yen )
						Expected maturity date
	Total	Fair value	Total	Within 1year	1-2year	2-3year	3-4year	4-5year	Thereafter	Fair value	Average interest rates
Direct Finance Leases :
JP¥	¥24,250	*	¥24,450	14,387	5,097	2,951	1,398	617	—	*	5.30%
US$	1,562,695	*	1,846,959	611,039	595,153	498,507	142,260	—	—	*	4.40%
Other	335,303	*	348,691	22,339	110,490	105,391	87,488	22,925	58	*	4.51%

Total - Direct Finance Leases	¥1,922,248	*	¥2,220,100	647,765	710,740	606,849	231,146	23,542	58	*

Other Finance Reveivables :
JP¥	¥350,281	319,697	¥412,415	140,606	107,007	76,111	48,524	24,848	15,319	377,036	5.30%
US$	1,768,541	1,743,376	1,982,413	712,455	402,810	363,843	287,695	170,035	45,575	1,935,956	6.34%
Other	314,043	281,768	428,934	242,705	69,883	56,464	34,731	20,095	5,056	405,397	8.46%

Total - Other Finance Reveivables	¥2,432,865	2,344,841	¥2,823,762	1,095,766	579,700	496,418	370,950	214,978	65,950	2,718,389

Retained interest in the sold pool of finance receivables **	62,904	62,904	94,634							94,634

Total ***	¥4,418,017		¥5,138,496

*	:	Under U.S. generally accepted accounting principles, disclosure of fair values of direct finance leases is not required.
**	:	The retained interest in the sold pool of finance receivables is accounted for as “trading” securities and is reported at fair value.
***	:	The finance subsidiaries-receivables include finance subsidiaries-receivables classified as trade receivables and other assets in the consolidated balance sheets.
Additional detailed information is described in Footnote 2 to the accompanying consolidated financial statements.

Long-Term Debt (including current maturities)

	2005		2006
	( Millions of yen )		( Millions of yen )
					Expected maturity date
	Total	Fair value	Total	Within 1year	1-2year	2-3year	3-4year	4-5year	Thereafter	Fair value	Average interest rates
Japanese yen bonds	¥171,000	172,209	¥231,200	61,050	50,050	30,050	30,050	60,000	—	228,555	0.72%
Japanese yen medium-term notes	470,273	475,575	475,320	56,599	137,718	140,601	80,741	59,661	—	476,215	0.63%
U.S. dollar medium-term notes	1,111,126	1,118,885	1,322,522	482,568	407,888	253,937	96,365	58,403	23,361	1,330,282	4.66%
U.S. dollar commercial paper	187,526	187,526	204,893	—	204,893	—	—	—	—	204,893	4.32%
Loans and others - primarily fixed rate	154,680	154,832	302,710	57,428	102,635	42,746	14,572	73,021	12,308	303,969	3.95%

Total	¥2,094,605	2,109,027	¥2,536,645	657,645	903,184	467,334	221,728	251,085	35,669	2,543,914

Interest Rate Swaps		2005		2006
		( Millions of yen )			( Millions of yen )
					Expected maturity date
Notional principal currency	Receive/ Pay	Total	Fair value	Contract amounts	Within 1year	1-2year	2-3year	3-4year	4-5year	Thereafter	Fair value	Average receive rate	Average pay rate
JP¥	Float/Fix	¥4,525	(87)	¥1,455	1,240	80	135	—	—	—	(3)	1.00%	1.49%
US$	Float/Fix	2,326,726	28,996	2,712,564	260,549	583,020	1,163,743	705,252	—		39,965	4.76%	4.00%
	Fix/Float	250,219	(1,635)	337,726	24,669	35,241	107,485	88,102	58,735	23,494	(6,426)	4.31%	4.92%
	Float/Float	40,808	(199)	52,274	11,160	32,304	—	8,810	—		(311)	4.44%	4.72%
CA$	Float/Fix	361,748	(1,981)	433,089	39,534	58,915	88,373	158,582	87,685	—	4,445	3.14%	3.71%
	Fix/Float	50,737	(288)	71,663	—	—	27,350	27,586	16,727	—	(1,067)	3.04%	3.98%
	Float/Float	93,270	(147)	185,057	—	—	—	—	185,057	—	(303)	3.48%	4.14%
GBP	Float/Fix	75,061	175	54,927	25,509	17,365	9,150	2,688	215	—	32	4.81%	4.90%
	Fix/Float	24,311	(31)	8,993	5,662	2,661	670	—	—	—	—	5.09%	4.74%

Total		¥3,227,405	24,803	¥3,857,748	368,323	729,586	1,396,906	991,020	348,419	23,494	36,332

Currency & Interest Rate Swaps			2005		2006
			( Millions of yen )		( Millions of yen )
						Expected maturity date
Receiving side currency	Paying side currency	Receive/ Pay	Total	Fair value	Contract amounts	Within 1year	1-2year	2-3year	3-4year	4-5year	Thereafter	Fair value	Average receive rate	Average pay rate
JP¥	US$	Fix/Float	¥353,314	21,472	¥393,389	32,359	116,976	108,842	72,792	62,420	—	(22,996)	0.72%	5.01%
		Float/Float	84,526	4,588	103,823	26,138	25,249	40,297	12,139	—	—	(5,520)	0.25%	4.98%
JP¥	CA$	Fix/Float	2,418	(182)	2,772	—	—	—	2,772	—	—	(610)	0.95%	4.14%
		Float/Float	5,846	(868)	—	—	—	—	—	—	—	—	—	—
JP¥	GBP	Fix/Float	28,314	5	—	—	—	—	—	—	—	—	—	—
Other	Other	Fix/Float	—	—	70,041	—	—	—	—	70,041	—	736	3.75%	5.07%
		Float/Float	30,854	(194)	14,333	14,333		—	—	—	—	241	2.99%	4.66%

Total			¥505,272	24,821	¥584,358	72,830	142,225	149,139	87,703	132,461	—	(28,149)

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are generally securities of domestic Japanese companies and are held for purposes other than trading. At March 31, 2005 and 2006, the estimated fair value of marketable equity securities was ¥93.0 billion and ¥141.8 billion, respectively.

Additionally, a subsidiary has convertible notes and convertible preferred stocks with conversion features that enable the subsidiary to convert its investment into common shares of the issuer. The convertible features are accounted for as embedded derivatives.

The conversion features are measured at fair value in our consolidated balance sheets, and the changes in fair value are recognized as other income or expense in our consolidated statements of income. Furthermore, the subsidiary entered into a forward sale contract in relation to a portion of convertible notes. The changes in fair value of this derivative financial instrument are recognized as other income or expense in our consolidated statements of income.

Item 12. Description of Securities to be Registered

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

Effective July 1, 2006, we effected (1) a one to two split of our shares of common stock and (2) a change in the ratio of our American Depositary Receipt to Honda’s underlying shares of common stock from 1:0.5 to 1:1. See Item 3.A. for further information.

Item 15. Controls and Procedures

Under the supervision and the participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Auditors has determined that Mr. Shinichi Sakamoto is qualified as an “audit committee financial expert” as defined by the rules of the SEC. He was elected as one of Honda’s corporate auditors at general meeting of shareholders held on June 23 2005. See Item 6.A. for additional information regarding Mr. Sakamoto. Mr. Sakamoto meets the independence requirements imposed on corporate auditors under the Company law of Japan. See Item 6.C. for an explanation of such independence requirements

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

Our Principal Accountant, who conducted audits of our consolidated financial statements under U.S. generally accepted accounting principles or its affiliates, is our independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Yen(millions)

	2005	2006

Audit Fees	688	1,119
Audit-Related Fees	113	45
Tax Fees	390	350
All Other Fees	—	—
Total	1,191	1,514

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

During the year ended March 31, 2005, the Company engaged Ernst & Young ShinNihon to audit the accounts under the Japanese Law of Special Exceptions to the Company Low Concerning Audit of Joint-Stock Companies (Kabushiki Kaisha) and Securities and Exchange Law. In addition, the Company engaged KPMG AZSA & Co., to audit the accounts under the U.S. Securities Exchange Act. Starting from the fiscal year ended March 31, 2006, the Company appointed one independent auditor, KPMG AZSA & Co. to audit the accounts in accordance with both Japanese and U.S. laws and regulations.

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

While, as a general rule, specific pre-approval must be obtained for these services to be provided, our Board of Corporate Auditors has adopted pre-approval policies and procedures which list particular audit and non-audit services that may be provided without specific pre-approval. Our Board of Corporate Auditors reviews this list of services on an annual basis, and is informed of each such service that is actually provided.

All services to be provided to us by our principal accountant and its affiliates that are not specifically set forth in this list must be specifically pre-approved by our Board of Corporate Auditors.

None of the services described above in this Item 16C were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemption from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The Board of Corporate Auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the Board of Directors.

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between our management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

– the board of corporate auditors must established procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

– the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

– the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

•	In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 as described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2006. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)

April 1 to April 30, 2005	968,277	¥5,512	967,600	0
May 1 to May 31, 2005	451	¥5,217	0	0
June 1 to June 30, 2005	601	¥5,386	0	0
July 1 to July 31, 2005	1,452	¥5,552	0	0

August 1 to August 31, 2005	1,732,350	¥5,776	1,730,700	2,969,300
September 1 to September 30, 2005	1,149,120	¥6,002	1,148,300	1,821,000
October 1 to October 31, 2005	632,941	¥6,504	632,000	0
November 1 to November 30, 2005	1,613,278	¥6,509	1,612,500	3,087,500
December 1 to December 31, 2005	1,639,910	¥6,833	1,638,500	1,449,000
January 1, to January 31, 2006	649,291	¥6,641	648,500	0
February 1, to February 28, 2006	1,798,116	¥6,873	1,797,300	4,002,700
March 1 to March 31, 2006	1,750,709	¥7,036	1,749,500	2,253,200
Total	11,936,496	¥6,456	11,924,900

Notes:

(1)	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System – Right of a Holder of Shares Representing Less Than One Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.

(2)	During the year ended March 31, 2006, the following share repurchase programs were in effect:

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

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: July 27, 2005

Maximum number of shares authorized to be repurchased: 4,700,000

Maximum yen amount authorized to be used for repurchase: ¥21,000,000,000

Repurchase period: from August 2, 2005 to October 14, 2005

(This program expired on the last day of the repurchase period referred to above.)

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: October 27, 2005

Maximum number of shares authorized to be repurchased: 4,700,000

Maximum yen amount authorized to be used for repurchase: ¥26,000,000,000

Repurchase period: from November 2, 2005 to January 16, 2006

(This program expired on the last day of the repurchase period referred to above.)

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: January 31, 2006

Maximum number of shares authorized to be repurchased: 5,800,000

Maximum yen amount authorized to be used for repurchase: ¥32,000,000,000

Repurchase period: from February 6, 2006 to April 14, 2006

(This program expired on the last day of the repurchase period referred to above.)

Item 17. Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement No. 4 to Deposit Agreement dated as of June, 2006 among the parties referred to in Exhibit 2.2 above (4)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (5)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.

(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.

(4)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Annex A. Unaudited Consolidated Balance Sheets Divided into Non-Financial Services Businesses and Finance Subsidiaries

At March 31, 2005 and 2006	Yen(millions)		% of total
	2005	2006
Assets
Non-financial services businesses
Current Assets:	¥3,376,411	¥3,788,184	35.8
Cash and cash equivalents	757,894	727,735
Trade accounts and notes receivable	422,673	504,101
Inventories	862,370	1,036,304
Other current assets	1,333,474	1,520,044
Investment and advances	830,698	942,970	8.9
Property, plant and equipment, at cost	1,564,762	1,795,173	17.0
Other assets	274,958	237,943	2.3

Total assets	6,046,829	6,764,270	64.0

Finance Subsidiaries
Cash and cash equivalents	15,644	19,592	0.2
Finance subsidiaries – short-term receivables, net	1,028,488	1,240,581	11.7
Finance subsidiaries – long-term receivables, net	2,625,078	2,982,832	28.2
Other assets	692,886	765,053	7.3

Total assets	4,362,096	5,008,058	47.4
Eliminations	(1,091,955)	(1,200,647)	(11.4)

Total assets	9,316,970	10,571,681	100.0

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities:	¥2,281,768	¥2,355,999	22.3
Short-term debt	228,558	171,122
Current portion of long-term debt	6,385	9,138
Trade payables	1,022,394	1,144,159
Accrued expenses	770,887	763,879
Other current liabilities	253,544	267,701
Long-term debt	19,570	34,396	0.3
Other liabilities	717,636	575,034	5.5

Total liabilities	3,018,974	2,965,429	28.1

Finance subsidiaries
Short-term debt	1,310,678	1,369,177	13.0
Current portion of long-term debt	535,825	653,276	6.2
Accrued expenses	151,867	181,140	1.7
Long-term debt	1,546,953	1,858,362	17.6
Other liabilities	352,317	392,316	3.6

Total liabilities	3,897,640	4,454,271	42.1
Eliminations	(888,938)	(973,769)	(9.2)

Total liabilities	6,027,676	6,445,931	61.0

Common stock	86,067	86,067	0.8
Capital surplus	172,531	172,529	1.6
Legal reserves	34,688	35,811	0.3
Retained earnings	3,809,383	4,267,886	40.5
Accumulated other comprehensive income (loss)	(793,934)	(407,187)	(3.9)
Treasury stock	(19,441)	(29,356)	(0.3)

Total stockholders’ equity	3,289,294	4,125,750	39.0

Total liabilities and stockholders’ equity	9,316,970	10,571,681	100.0

Notes:

The Company and its subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.

Unaudited Consolidated Statements of Cash Flows Divided into Non-Financial Service Businesses and Finance Subsidiaries

Year ended March 31, 2005 and 2006	Yen(millions)
	2005		2006
	Non-financial services businesses	Finance subsidiaries	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥408,251	¥77,955	¥543,200	¥53,847
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	225,333	419	261,454	771
Deferred income taxes	38,737	76,782	22,037	(24,793)
Equity in income of affiliates	(97,821)	—	(99,605)	—
Cash dividends from affiliates	35,824	—	64,055	—
Loss (gain) on derivative instruments, net	(4,000)	(56,432)	11,683	(1,332)
Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	(138,016)	—
Decrease (increase) in trade accounts and notes receivable	(29,754)	(43,224)	(44,881)	(72,695)
Decrease (increase) in inventories	(79,483)	—	(109,661)	—
Increase (decrease) in trade payables	82,548	—	45,297	—
Other, net	89,703	59,382	25,146	47,674

Net cash provided by operating activities	669,338	114,882	580,709	3,472

Cash flows from investing activities:
Decrease (increase) in investments and advances	(155,006)	—	(36,954)	—
Capital expenditures	(372,039)	(1,941)	(458,705)	(1,316)
Proceeds from sales of property, plant and equipment	13,990	226	39,645	306
Decrease (increase) in finance subsidiaries-receivables	—	(465,841)	—	(231,909)

Net cash used in investing activities	(513,055)	(467,556)	(456,014)	(232,919)

Cash flows from financing activities:
Increase (decrease) in short-term debt	14,604	138,511	(66,144)	(54,391)
Proceeds from long-term debt	7,752	697,703	25,995	851,710
Repayment of long-term debt	(9,172)	(486,568)	(11,485)	(566,188)
Proceeds from issuance of common stock	—	1,911	—	1,490
Cash dividends paid	(47,806)	—	(71,075)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(131)	—	(234)
Payment for purchase of treasury stock, net	(84,147)	—	(77,064)	—

Net cash provided by (used in) financing activities financing activities	(118,769)	351,426	(199,773)	232,387

Effect of exchange rate changes on cash and cash equivalents	12,463	388	44,919	1,008

Net change in cash and cash equivalents	49,977	(860)	(30,159)	3,948

Cash and cash equivalents at beginning of year	707,917	16,504	757,894	15,644

Cash and cash equivalents at end of year	¥757,894	¥15,644	¥727,735	¥19,592

Notes:

1.	The Company and its subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.
2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥156,283 million, while finance subsidiaries generated a negative free cash flow of ¥352,674 million in fiscal 2005. Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥132,317 million), free cash flow for non-financial services businesses in fiscal 2005 was ¥288,600 million.
3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥124,695 million, while finance subsidiaries generated a negative free cash flow of ¥229,447 million in fiscal 2006. Excluding the increase in loans to finance subsidiaries (¥13,242 million), free cash flow for non-financial services businesses in fiscal 2006 was ¥137,937 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries does not necessarily equal the consolidated amounts reflected in the Company’s audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.
5.	Decrease(increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.
6.	As described in Note (1) (t) to our consolidated financial statements, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2006.

HONDA MOTOR CO., LTD.

(Honda Giken Kogyo Kabushiki Kaisha)

(A Japanese Company)

AND SUBSIDIARIES

Consolidated Financial Statements

and

Report of Independent Registered

Public Accounting Firm

March 31, 2006

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006 in conformity with U.S. generally accepted accounting principles.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 23, 2006

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2006

	Yen (millions)
Assets	2005	2006
Current assets:
Cash and cash equivalents	¥773,538	¥747,327
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥9,710 million in 2005 and ¥10,689 million in 2006 (notes 2 and 17)	791,195	963,320
Finance subsidiaries-receivables, net (notes 2, 6 and 17)	1,021,116	1,230,912
Inventories (note 3)	862,370	1,036,304
Deferred income taxes (note 8)	214,059	198,033
Other current assets (notes 5, 6 and 13)	346,464	450,002

Total current assets	4,008,742	4,625,898

Finance subsidiaries-receivables, net (notes 2, 6 and 17)	2,623,909	2,982,425

Investments and advances:
Investments in and advances to affiliates (note 4)	349,664	408,993
Other, including marketable equity securities (note 5)	264,926	286,092

Total investments and advances	614,590	695,085

Property, plant and equipment, at cost (note 6):
Land	365,217	384,447
Buildings	1,030,998	1,149,517
Machinery and equipment	2,260,826	2,562,507
Construction in progress	96,047	115,818

	3,753,088	4,212,289
Less accumulated depreciation and amortization	2,168,836	2,397,022

Net property, plant and equipment	1,584,252	1,815,267

Other assets (notes 2, 6, 8 and 13)	485,477	453,006

Total assets	¥9,316,970	¥10,571,681

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 6)	¥769,314	¥693,557
Current portion of long-term debt (note 6)	535,105	657,645
Trade payables:
Notes	26,727	31,698
Accounts	987,045	1,099,902
Accrued expenses	913,721	930,115
Income taxes payable (note 8)	65,029	110,160
Other current liabilities (notes 6, 8 and 13)	451,623	466,332

Total current liabilities	3,748,564	3,989,409

Long-term debt, excluding current portion (note 6)	1,559,500	1,879,000
Other liabilities (notes 6, 7, 8, 10 and 13)	719,612	577,522

Total liabilities	6,027,676	6,445,931

Stockholders’ equity:
Common stock, authorized 3,554,000,000 shares in 2005 and 3,543,000,000 shares in 2006; issued 928,414,215 shares in 2005 and 917,414,215 shares in 2006	86,067	86,067
Capital surplus	172,531	172,529
Legal reserves (note 9)	34,688	35,811
Retained earnings (note 9)	3,809,383	4,267,886
Accumulated other comprehensive loss, net (notes 5, 8, 10 and 12)	(793,934)	(407,187)
Treasury stock, at cost 3,543,788 shares in 2005 and 4,340,000 shares in 2006	(19,441)	(29,356)

Total stockholders’ equity	3,289,294	4,125,750

Commitments and contingent liabilities (notes 15 and 16)
Total liabilities and stockholders’ equity	¥9,316,970	¥10,571,681

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2004, 2005 and 2006

	Yen (millions)
	2004	2005	2006
Net sales and other operating revenue (note 2)	¥8,162,600	¥8,650,105	¥9,907,996

Operating costs and expenses:
Cost of sales (note 2)	5,609,806	6,038,172	7,010,357
Selling, general and administrative	1,503,683	1,513,259	1,656,365
Research and development	448,967	467,754	510,385

	7,562,456	8,019,185	9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds (note 10)	—	—	138,016
Operating income	600,144	630,920	868,905

Other income (notes 1(p) and 5):
Interest	9,299	10,696	27,363
Other	54,909	60,541	2,214

	64,208	71,237	29,577

Other expenses (notes 1(c), (p) and 5):
Interest	10,194	11,655	11,902
Other	12,231	33,697	71,963

	22,425	45,352	83,865

Income before income taxes and equity in income of affiliates	641,927	656,805	814,617

Income tax (benefit) expense (note 8):
Current	139,318	151,146	319,945
Deferred	113,422	115,519	(2,756)

	252,740	266,665	317,189

Income before equity in income of affiliates	389,187	390,140	497,428
Equity in income of affiliates (note 4)	75,151	96,057	99,605

Net income	¥464,338	¥486,197	¥597,033

	Yen
	2004	2005	2006
Basic net income per common share (note 1(n))	¥486.91	¥520.68	¥648.67

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2005 and 2006

	Yen (millions)
	2004	2005	2006
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067

Balance at end of year	86,067	86,067	86,067

Capital surplus:
Balance at beginning of year	172,529	172,719	172,531
Reissuance of treasury stock	190	2	—
Retirement of treasury stock	—	(190)	(2)

Balance at end of year	172,719	172,531	172,529

Legal reserves:
Balance at beginning of year	29,391	32,418	34,688
Transfer from retained earnings (note 9)	3,027	2,270	1,123

Balance at end of year	32,418	34,688	35,811

Retained earnings:
Balance at beginning of year	3,161,664	3,589,434	3,809,383
Net income for the year	464,338	486,197	597,033
Cash dividends (note 9)	(33,541)	(47,797)	(71,061)
Transfer to legal reserves (note 9)	(3,027)	(2,270)	(1,123)
Reissuance of treasury stock	—	—	(125)
Retirement of treasury stock	—	(216,181)	(66,221)

Balance at end of year	3,589,434	3,809,383	4,267,886

Accumulated other comprehensive loss, net (notes 5, 8, 10 and 12):
Balance at beginning of year	(763,165)	(854,573)	(793,934)
Other comprehensive income (loss) for the year, net of tax	(91,408)	60,639	386,747

Balance at end of year	(854,573)	(793,934)	(407,187)

Treasury stock:
Balance at beginning of year	(56,766)	(151,665)	(19,441)
Purchase of treasury stock	(95,318)	(84,160)	(77,067)
Reissuance of treasury stock	419	13	928
Retirement of treasury stock	—	216,371	66,224

Balance at end of year	(151,665)	(19,441)	(29,356)

Total stockholders’ equity	¥2,874,400	¥3,289,294	¥4,125,750

Disclosure of comprehensive income (loss):
Net income for the year	¥464,338	¥486,197	¥597,033
Other comprehensive income (loss) for the year, net of tax (notes 5, 8, 10 and 12)
Adjustments from foreign currency translation	(195,941)	40,476	249,160
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	21,246	(3,668)	29,807
Reclassification adjustments for losses (gains) realized in net income	—	1,346	(841)
Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	—	—	(26)
Reclassification adjustments for losses (gains) realized in net income	—	—	(38)
Minimum pension liabilities adjustment	83,287	22,485	108,685

	(91,408)	60,639	386,747

Total comprehensive income for the year	¥372,930	¥546,836	¥983,780

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2005 and 2006

	Yen (millions)
	2004	2005	2006
Cash flows from operating activities (note 11):
Net income	¥464,338	¥486,197	¥597,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,445	225,752	262,225
Deferred income taxes	113,422	115,519	(2,756)
Equity in income of affiliates	(75,151)	(96,057)	(99,605)
Dividends from affiliates	46,780	35,824	64,055
Provision for credit and lease residual losses on finance subsidiaries-receivables	45,937	50,638	36,153
Loss (gain) on derivative instruments, net	(84,783)	(60,432)	10,351
Gain on transfer of the substitutional portion of the Employees’ Pension Funds (note 10)	—	—	(138,016)
Decrease (increase) in assets:
Trade accounts and notes receivable	22,829	(70,145)	(113,259)
Inventories	(51,836)	(79,483)	(109,661)
Other current assets	(154,320)	(11,797)	(75,771)
Other assets	(33,376)	(52,198)	(61,482)
Increase (decrease) in liabilities:
Trade accounts and notes payable	132,541	76,338	41,360
Accrued expenses	64,830	71,469	98,273
Income taxes payable	(31,068)	33,704	39,900
Other current liabilities	13,763	19,973	6,126
Other liabilities	43,656	19,826	5,740
Other, net	(8,739)	17,320	15,891

Net cash provided by operating activities	722,268	782,448	576,557

Cash flows from investing activities:
Increase in investments and advances	(10,822)	(25,661)	(17,314)
Decrease in investments and advances	18,049	15,985	3,711
Payment for purchase of available-for-sale securities	(61)	(1,608)	(6,915)
Proceeds from sales of available-for-sale securities	10,082	13,140	5,666
Payment for purchase of held-to-maturity securities	(13,409)	(20,856)	(63,395)
Proceeds from redemption of held-to-maturity securities	—	—	55,990
Capital expenditures	(287,741)	(373,980)	(460,021)
Proceeds from sales of property, plant and equipment	19,157	14,216	39,951
Acquisitions of finance subsidiaries-receivables	(2,689,554)	(2,710,520)	(3,031,644)
Collections of finance subsidiaries-receivables	1,156,888	1,561,299	1,870,675
Proceeds from sales of finance subsidiaries-receivables	820,650	684,308	930,595

Net cash used in investing activities	(976,761)	(843,677)	(672,701)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(7,910)	20,244	(124,941)
Proceeds from long-term debt	885,162	704,433	865,677
Repayment of long-term debt	(289,107)	(495,107)	(568,371)
Cash dividends paid (note 9)	(33,541)	(47,797)	(71,061)
Increase (decrease) in commercial paper classified as long-term debt	280	(131)	(234)
Payment for purchase of treasury stock, net	(95,312)	(84,147)	(77,064)

Net cash provided by financing activities	459,572	97,495	24,006

Effect of exchange rate changes on cash and cash equivalents	(28,062)	12,851	45,927

Net change in cash and cash equivalents	177,017	49,117	(26,211)

Cash and cash equivalents at beginning of year	547,404	724,421	773,538

Cash and cash equivalents at end of year	¥724,421	¥773,538	¥747,327

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended March 31, 2004, 2005 and 2006

(1)	General and Summary of Significant Accounting Policies

(a)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 32 separate factories, 4 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, China, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the year ended March 31, 2006 were derived from: motorcycle business 12.4%, automobile business 80.8%, financial services 3.1%, and power products and other businesses 3.7%. Operating income by category of activity for the year ended March 31, 2006 was derived from: motorcycle business 13.1%, automobile business 72.3%, financial services 10.4%, and power products and other businesses 4.2%. The total assets at March 31, 2006 were attributable to: motorcycle business 9.5%, automobile business 45.0%, financial services 47.4%, power products and other businesses 2.8%, and corporate assets (net of company-wide accounts eliminated in consolidation) (4.7%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2006, 79.6% of net sales and other operating revenue (¥7,885,997 million) was derived from subsidiaries operating outside Japan (2005: ¥6,666,923 million, 2004: ¥6,283,459 million). Net sales and other operating revenue for the year ended March 31, 2006 was geographically broken down based on the location of customers as follows: Japan 17.1%, North America 55.1%, Europe 10.2%, Asia 11.0% and others 6.6%. For the year ended March 31, 2006, 57.8% of operating income (¥502,410 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2005: ¥456,282 million, 2004: ¥404,464 million). Also, 74.3% of Honda’s assets at March 31, 2006 (¥7,854,270 million) was identified with foreign operations (2005: ¥6,597,463 million).

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

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses – other, for each of the years in the three-year period ended March 31, 2006 were ¥11,753 million, ¥11,559 million and ¥15,287 million, respectively.

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

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2005 and 2006 were not significant.

(f)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h)	Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2005 and 2006, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

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

Goodwill is not amortized but instead is tested for impairment at least annually. Goodwill is considered impaired if its estimated fair value is less than the carrying value. Honda completed its annual test effective March 31, 2004, 2005 and 2006 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2005 and 2006 was ¥17,887 million and ¥27,951 million, respectively.

(j)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

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

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2006 were ¥239,332 million, ¥246,997 million and ¥287,901 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(n)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2004, 2005 and 2006 was 953,638,262, 933,767,978 and 920,399,836 respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2004, 2005 or 2006.

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

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2006 are as follows:

Yen (millions)
2004	2005	2006
¥ 13,668	¥(17,146)	¥(38,880)

(p)	Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes the fair value of all derivative financial instruments in its consolidated balance sheet.

Starting from the year ended March 31, 2006, Honda adopted hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. These are designated as cash flow hedges on the date derivative contracts entered into. The Company has a currency rate risk management policy documented. In addition, it documents all relationships between derivative financial instruments designated as cash flow hedges and the relevant hedged items to identify the relationship between them. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

When it is determined that a derivative financial instrument is not highly effective as a cash flow hedge, when the hedged item matures, is sold or is terminated, or when it is identified that the forecasted transaction is no longer probable, the Company discontinues hedge accounting. To the extent derivative financial instruments are designated as cash flow hedges and have been assessed as being highly effective, changes in their fair value are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the period when forecasted hedged transactions affect earnings. When these cash flow hedges prove to be ineffective, changes in the fair value of the derivatives are immediately recognized in earnings.

In conformity with Financial Accounting Standards (SFAS) No.133, changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The amount recognized in earnings included in other income (expenses) – other during the year ended March 31, 2004, 2005 and 2006 are ¥122,583 million gain, ¥44,905 million gain and ¥55,516 million loss, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥36,410 million loss, ¥10,667 million gain and ¥45,046 million gain in other income (expenses) – other during the years ended March 31, 2004, 2005 and 2006, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥38,894 million loss, ¥28,000 million loss and ¥827 million gain are included in other income (expenses) – other during the years ended March 31, 2004, 2005 and 2006, respectively. These gains and losses are presented on a net basis.

Honda doesn’t hold any derivative financial instruments for trading purposes.

(q)	Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2006 are as follows:

Yen (millions)
2004	2005	2006
¥ 146,698	¥159,472	¥181,675

(r)	Asset Retirement Liability

During the year ended March 31, 2006, Honda adopted Financial Accounting Standards Board (FASB) Interpretation No. (FIN)47, “Accounting for Conditional Asset Retirement obligations – an interpretation of FASB Statement No.143”. FIN47 clarifies the term conditional asset retirement obligation as used in SFAS No.143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity.

Adoption of FIN47 had no material impact on Honda’s consolidated financial position or results of operations.

(s)	New Accounting Pronouncements Not Yet Adopted

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

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 gives revised guidance as to when servicing assets and servicing liabilities should be recognized. It also revises guidance regarding the initial and subsequent measurement of servicing assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with early adoption being permitted. Management is currently in process of determining whether to early adopt this statement and quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

(t)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2006. In the current year, management has classified cash dividends received from affiliates in operating activities in the consolidated statements of cash flows. Consequently management has revised the consolidated statements of cash flows for the years ended March 31, 2004 and 2005 to include such cash dividends in operating activities, instead of investing activities, to achieve a comparable presentation for all periods presented herein.

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

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2005 and 2006:

	Yen (millions)
	2005	2006
Direct financing leases	¥1,922,248	¥2,220,100
Retail	2,110,018	2,405,926
Wholesale	312,318	403,499
Term loans to dealers	10,529	14,337

Total finance receivables	4,355,113	5,043,862
Retained interests in the sold pools of finance receivables	62,904	94,634

	4,418,017	5,138,496
Less:
Allowance for credit losses (a)	32,749	35,316
Allowance for losses on lease residual values	34,025	37,774
Unearned interest income and fees (b)	201,873	224,901

Finance subsidiaries-receivables, net, before reclassification	4,149,370	4,840,505
Less:
Reclassification to trade receivables, net	374,988	470,002
Reclassification to other assets, net	129,357	157,166

Finance subsidiaries-receivables, net	3,645,025	4,213,337

Less current portion	1,021,116	1,230,912

Noncurrent finance subsidiaries-receivables, net	¥2,623,909	¥2,982,425

(a)	The allowance for credit losses of finance subsidiaries-receivables at March 31, 2005 include ¥1,356 million and ¥467 million, which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets, respectively. The allowance for credit losses of finance subsidiaries-receivables at March 31, 2006 include ¥1,903 million and ¥463 million, which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets, respectively.

(b)	The unearned interest income and fees at March 31, 2005 and 2006 include ¥19,118 million and ¥21,252 million, which were reclassified to trade receivable and other assets in the consolidated balance sheets.

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2006 and thereafter:

Years ending March 31	Yen (millions)
2007	¥1,743,531

2008	1,290,440
2009	1,103,267
2010	602,096
2011	238,520
After five years	66,008

3,300,331

Total	¥5,043,862

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2006 as follows:

	Yen (millions)
	2004	2005	2006

Finance income	¥245,834	¥259,188	¥310,937
Finance cost	35,796	54,815	115,636

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions during the year ended March 31, 2004, 2005 and 2006 totaling approximately ¥793,261 million, ¥731,508 million and ¥930,629 million, respectively, to investors. Pre-tax net gains or losses on such sales for each of the years in the three-year period ended March 31, 2006, which are included in finance income in the table above, are ¥3,821 million gain, ¥4,291 million loss and ¥11,849 million loss, respectively. Finance subsidiaries also sold direct financing lease receivables subject to limited recourse provisions totaling approximately ¥100,374 million during the year ended March 31, 2006. Pre-tax net gains or losses on such sales which are included in finance income in the table above are ¥483 million gain. The leases sold during the year ended March 31, 2006 had 100% insurance coverage of the residual value of the vehicles collateralizing those leases.

Finance subsidiaries serviced approximately ¥1,078,463 million and ¥1,500,263 million of receivables for investors at March 31, 2005 and 2006, respectively.

Retained interests in securitizations were comprised of the following at March 31 2005 and 2006:

	Yen (millions)
	2005	2006
Subordinated certificates	¥37,480	52,572
Residual interests	25,424	42,062

Total	¥62,904	94,634

The changes in retained interest in securitizations for each of the years in the three-year period ended March 31, 2006 are as follows:

	Yen (millions)
	2004	2005	2006
Balance at beginning of year	¥67,024	¥61,072	¥62,904
Additions	41,045	31,267	59,841
Repurchases	(7,716)	(4,632)	(5,119)
Amortization and fair value adjustments	868	2,846	865
Cash received	(32,140)	(28,606)	(30,753)
Foreign exchange translation	(8,009)	957	6,896

Balance at end of year	¥61,072	¥62,904	¥94,634

At March 31, 2006, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average assumption
Prepayment speed	1.28%
Expected credit losses	0.42%
Residual cash flows discount rate	9.99%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2006 are as follows:

	2004	2005	2006
Weighted average life (years)	1.59 to 1.79	1.64 to 1.77	1.60 to 1.75
Prepayment speed	1.00% to 1.50%	1.25% to 1.30%	1.00% to 1.30%
Expected credit losses	0.22% to 0.81%	0.30% to 0.70%	0.35% to 0.55%
Residual cash flows discount rate	5.30% to 12.00%	6.55% to 12.00%	6.53% to 12.00%

The outstanding balance of securitized financial assets at March 31, 2006 is summarized as follows:

Yen (millions)
Receivables sold:
Retail	¥1,402,552
Direct financing leases	97,711

Total receivables sold	¥1,500,263

(3)	Inventories

Inventories at March 31, 2005 and 2006 are summarized as follows:

	Yen (millions)
	2005	2006
Finished goods	¥570,922	¥687,230
Work in process	24,965	28,218
Raw materials	266,483	320,856

	¥862,370	¥1,036,304

(4)	Investments and Advances-Affiliates

Investments in affiliates are accounted for using the equity method. Differences between the cost of investments in affiliates and the amount of underlying equity in net assets of the affiliates are accounted for goodwill which is included in ‘Other assets’. Goodwill is not amortized but instead be tested for impairment at least annually. Significant investments in affiliates accounted for under the equity method at March 31, 2005 and 2006 are Showa Corporation(33.5%), Keihin Corporation(42.2%), Guangzhou Honda Automobile Co., Ltd.(50.0%), Dongfeng Honda Engine Co., Ltd.(50.0%), and P.T. Astra Honda Motor(50.0%).

Investments in affiliates include equity securities which have quoted market values at March 31, 2005 and 2006 compared with related carrying amounts as follows;

	Yen (millions)
	2005	2006
Carrying amount	¥108,435	¥130,802
Market value	204,964	444,250

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2005 and 2006, and for each of the years in the three-year period ended March 31, 2006 is shown below:

	Yen (millions)
	2005	2006
Current assets	¥876,559	¥1,056,428
Other assets, principally property, plant and equipment	830,827	1,063,235

Total assets	1,707,386	2,119,663

Current liabilities	629,578	762,660
Other liabilities	146,554	182,503

Total liabilities	776,132	945,163

Stockholders’ equity	¥931,254	¥1,174,500

	Yen (millions)
	2004	2005	2006
Net sales	¥2,646,166	¥3,039,751	¥3,426,348
Net income	168,905	220,596	229,640
Cash dividends received by Honda during the year	46,780	35,824	64,055

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2005 and 2006 included in retained earnings was ¥224,047 million and ¥275,874 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2005 and 2006, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2006:

	Yen (millions)
	2005	2006
Trade receivables from	¥25,421	¥59,292
Trade payables to	106,543	112,547

	Yen (millions)
	2004	2005	2006
Purchases from	¥551,757	¥595,589	¥611,711
Sales to	122,241	148,352	155,195

Mr. Minekawa, a Director of the Company, served as the President of Guangzhou Honda Automobile Co., Ltd., one of our affiliates in China. In fiscal year 2006 from April to June, Honda sold automobile parts, equipment and services to the affiliated company in the amount of ¥10,008 million. He retired as a Director of the Company as of June 23, 2005 and was assigned as an operating officer of the Company. In fiscal year 2005, Honda sold automobile parts, equipment and services to the affiliated company in the amount of ¥37,023 million.

(5)	Investments and Advances

Investments and advances at March 31, 2005 and 2006 consisted of the following:

	Yen (millions)
	2005	2006
Current
Corporate debt securities	¥7,485	¥13,100
U.S. government and agency debt securities	3,222	18,733
Commercial paper	—	5,998

	¥10,707	¥37,831

Investments due within one year are included in other current assets.

	Yen (millions)
	2005	2006
Noncurrent
Marketable equity securities	¥93,004	¥141,846
Nonmarketable preferred stocks	11,100	6,000
Convertible preferred stocks	27,476	22,934
Convertible notes	65,920	56,635
Government bonds	3,000	2,999
U.S. government and agency debt securities	20,347	2,937
Guaranty deposits	31,076	30,110
Advances	3,915	2,209
Other	9,088	20,422

	¥264,926	¥286,092

Certain information with respect to marketable securities at March 31, 2005 and 2006 is summarized below:

	Yen (millions)
	2005	2006
Available-for-sale
Cost	¥29,815	¥30,366
Fair value	93,004	141,846
Gross unrealized gains	63,319	111,540
Gross unrealized losses	130	60

Held-to-maturity
Amortized cost	¥34,054	¥43,767
Fair value	33,692	43,428
Gross unrealized gains	75	1
Gross unrealized losses	437	340

Maturities of debt securities classified as held-to-maturity at March 31, 2006 were as follows:

Yen (millions)
Due within one year	¥37,831
Due after one year through five years	3,938
Due after five years through ten years	1,998

Total	¥43,767

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for each of the years in the three-year period ended March 31, 2006, were, ¥3,468 million net gains, ¥2,206 million net gains and ¥462 million net loss, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2006 were as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥453	¥(60)
12 months or longer	—	—

	¥453	¥(60)

Held-to-maturity
Less than 12 months	¥16,068	¥(30)
12 months or longer	21,360	(310)

	¥37,428	¥(340)

Honda judged this decline in fair value of investment securities to be temporary, with considering such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(6)	Short-term and Long-term Debt

Short-term debt at March 31, 2005 and 2006 is as follows:

	Yen (millions)
	2005	2006
Short-term bank loans	¥279,696	¥314,124
Medium-term notes	85,273	152,246
Commercial paper	404,345	227,187

	¥769,314	¥693,557

The weighted average interest rates on short-term debt outstanding at March 31, 2005 and 2006 were 2.09% and 3.21%, respectively.

Long-term debt at March 31, 2005 and 2006 is as follows:

	Yen (millions)
	2005	2006
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥238	¥603

	238	603
Subsidiaries:
Commercial paper	187,932	205,573
Loans, maturing through 2029
Secured, principally from banks	30,147	19,765
Unsecured, principally from banks	65,892	94,509
0.69% Japanese yen unsecured bond due 2006	60,000	60,000
0.81% Japanese yen unsecured bond due 2006	1,000	1,000
0.47% Japanese yen unsecured bond due 2007	50,000	50,000
0.79% Japanese yen unsecured bond due 2008	30,000	30,000
0.99% Japanese yen unsecured bond due 2009	30,000	30,000
0.31% Japanese yen unsecured bond due 2010	—	200
0.66% Japanese yen unsecured bond due 2010	—	30,000
0.94% Japanese yen unsecured bond due 2010	—	30,000
3.65% Thai baht unsecured bond due 2007	5,460	6,040
Medium-term notes, maturing through 2019	1,634,342	1,979,635
Less unamortized discount, net	406	680

	2,094,367	2,536,042

Total long-term debt	2,094,605	2,536,645
Less current portion	535,105	657,645

	¥1,559,500	¥1,879,000

The loans maturing through 2031 and through 2029 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.89% to 18.08% per annum at March 31, 2006 and weighted average interest rate on total outstanding long-term debt at March 31, 2005 and 2006 is 4.05% and 4.35%, respectively. Property, plant and equipment with a net book value of approximately ¥12,881 million and ¥22,592 million at March 31, 2005 and 2006, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥22,597 million and ¥8,993 million at March 31, 2005 and 2006, respectively, were pledged as collateral by a financial subsidiary for certain loans.

At March 31, 2005 and 2006, ¥187,932 million and ¥205,573 million, respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2005 and 2006 was approximately 2.71% and 4.32%, respectively.

Medium-term notes are unsecured, and their interest rates range from 0.6% to 3.17% at March 31, 2005 and from 0.63% to 4.66% at March 31, 2006.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2006 and thereafter:

Years ending March 31:	Yen (millions)
2007	¥657,645

2008	903,184
2009	467,334
2010	221,728
2011	251,085
After five years	35,669

1,879,000

Total	¥2,536,645

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

At March 31, 2006, Honda had unused line of credit facilities amounting to ¥1,523,948 million, of which ¥609,634 million related to commercial paper programs and ¥914,314 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2006, Honda also had committed lines of credit amounting to ¥720,982 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

(7)	Other Liabilities

Other liabilities at March 31, 2005 and 2006 are summarized as follows:

	Yen (millions)
	2005	2006
Accrued liabilities for product warranty, net of current portion	¥141,394	¥137,503
Minority interest	70,001	87,460
Additional minimum pension liabilities (note 10)	381,124	171,773
Deferred income taxes	68,561	115,360
Other	58,532	65,426

	¥719,612	¥577,522

(8)	Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2006 were allocated as follows:

	Yen (millions)
	2004	2005	2006
Income from continuing operations	¥252,740	¥266,665	¥317,189
Other comprehensive income (note 12)	43,620	12,718	154,370

	¥296,360	¥279,383	¥471,559

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2006 consisted of the following:

	Yen (millions)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2004:
Japanese	¥204,695	¥106,672	¥(16,448)	¥90,224
Foreign	437,232	32,646	129,870	162,516

	¥641,927	¥139,318	¥113,422	¥252,740

2005:
Japanese	¥147,455	¥57,066	¥24,134	¥81,200
Foreign	509,350	94,080	91,385	185,465

	¥656,805	¥151,146	¥115,519	¥266,665

2006:
Japanese	¥315,828	¥103,697	¥38,225	¥141,922
Foreign	498,789	216,248	(40,981)	175,267

	¥814,617	¥319,945	¥(2,756)	¥317,189

The significant components of deferred income tax (benefit) expense for each of the years in the three-year period ended March 31, 2006 are as follows:

	Yen (millions)
	2004	2005	2006
Deferred tax (benefit) expense (exclusive of the effects of the other component listed below)	¥109,931	¥115,519	¥(2,756)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	3,491	—	—

	¥113,422	¥115,519	¥(2,756)

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.60% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for the year ended March 31, 2004. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduced standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. The change in business tax rate was effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate was lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2006 differs from the Japanese statutory income tax rate for the following reasons:

	2004	2005	2006
Statutory income tax rate	41.0%	40.0%	40.0%
Valuation allowance provided for current year operating losses of subsidiaries	2.6	0.5	0.3
Difference in statutory tax rates of foreign subsidiaries	(1.4)	(1.9)	(2.4)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(1.6)	(1.1)	(0.8)
Research and development credit	(3.8)	(2.3)	(3.1)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	0.5	—	—
Tax authority assessment relating to prior years *	—	1.8	—
Other adjustments relating to prior years	—	—	3.1
Other	2.1	3.6	1.8

Effective tax rate	39.4%	40.6%	38.9%

*	The prior year income taxes in 2005 are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motorcycle business in Brazil.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2006 are presented below:

	Yen (millions)
	2005	2006
Deferred tax assets:
Inventories	¥24,475	¥30,012
Allowance for dealers and customers	131,262	141,141
Foreign tax credit	11,565	913
Operating loss carryforwards	58,697	75,131
Minimum pension liabilities adjustment	152,036	68,566
Other accrued pension liabilities	99,471	56,584
Other	131,233	190,335

Total gross deferred tax assets	608,739	562,682
Less valuation allowance	59,737	70,239

Net deferred tax assets	549,002	492,443

Deferred tax liabilities:
Inventories	(14,322)	(11,018)
Property, plant and equipment, excluding lease transactions	(63,614)	(67,263)
Lease transactions	(328,554)	(357,578)
Undistributed earnings of subsidiaries and affiliates	(34,252)	(75,429)
Net unrealized gains on marketable equity securities	(25,266)	(44,580)
Other	(82,129)	(87,324)

Total gross deferred tax liabilities	(548,137)	(643,192)

Net deferred tax (liability) asset	¥865	¥(150,749)

Deferred income tax assets and liabilities at March 31, 2005 and 2006 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2005	2006
Current assets-Deferred income taxes	¥214,059	¥198,033
Other assets	129,162	37,686
Other current liabilities	(273,795)	(271,108)
Other liabilities	(68,561)	(115,360)

Net deferred tax (liability) asset	¥865	¥(150,749)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2005 and 2006. The net change in the total valuation allowance for the years ended March 31, 2004 was increase of ¥6,686 million, for the year ended March 31, 2005 was decrease of ¥11,989 million, and for the year ended March 31, 2006 was increase of ¥10,502 million. The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries.

At March 31, 2006, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥224,982 million, which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Within 1 year	¥127
1 to 5 years	15,431
5 to 15 years	29,791
Indefinite periods	179,633

¥224,982

At March 31, 2005 and 2006, Honda did not recognize deferred tax liabilities of ¥47,340 million and ¥60,703 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered permanently reinvested. At March 31, 2005 and 2006, the undistributed earnings not subject to deferred tax liabilities were ¥1,895,285 million and ¥2,676,892 million, respectively.

(9)	Dividends and Legal Reserves

The Company law of Japan enforced on May 1, 2006 provides that earnings in an amount equal to 10% of dividends of retained earnings shall be appropriated as a capital surplus or a legal reserve on the date of distribution of retained earnings until an aggregated amount of capital surplus and a legal reserve equals 25% of stated capital. The Japanese Commercial Code, effective until the enforcement of the Company law of Japan, provided that earnings in an amount equal to at least 10% of appropriations of retained earnings that were paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equaled 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2006 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share for each of the years in the three-year period ended March 31, 2006 were ¥35, ¥51 and ¥77, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥60 per share aggregating ¥54,784 million to be proposed in June 2006.

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

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (a confederated welfare pension fund, the “Fund”)”, of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members, has obtained approval from the Japanese Minister of Health, Labor and Welfare for exemption from benefits obligations related to past employee service with respect to the substitutional portion of the Fund on July 1, 2005 and completed its transfer on March 9, 2006. Previously on April 1, 2004, the Company received approval of exemption from the obligation for benefits related to future employee services with respect to the fund. As a result, the Company recognized a gain of ¥228,681 million, which is the difference between the settled accumulated benefit obligation and the assets transferred to the government; a gain of ¥56,448 million for the derecognition of previous accrued salary progression; and settlement loss of ¥147,113 million for the related unrecognized loss. Collectively, the Company recognized a net gain of ¥138,016 million for the fiscal year ended March 31, 2006.

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2005	2006	2005	2006
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,618,402)	¥(1,641,593)	¥(212,393)	¥(301,379)
Service cost	(40,963)	(41,271)	(17,560)	(25,121)
Interest cost	(32,368)	(31,788)	(14,445)	(18,838)
Plan participants’ contributions	(352)	(94)	(681)	(111)
Actuarial gain (loss)	18,383	9,198	(42,687)	(22,421)
Benefits paid	32,109	33,957	2,501	2,949
Amendment	—	20,652	(8,684)	(1,584)
Transfer of the substitutional portion	—	517,614	—	—
Foreign exchange translation	—	—	(7,430)	(28,911)

Benefit obligations at end of year	(1,641,593)	(1,133,325)	(301,379)	(395,416)

Change in plan assets:
Fair value of plan assets at beginning of year	794,543	842,542	194,849	257,165
Actual return on plan assets	33,559	98,450	28,743	27,240
Employer contributions	46,197	37,687	29,058	49,912
Plan participants’ contributions	352	94	681	111
Benefits paid	(32,109)	(33,957)	(2,501)	(2,949)
Transfer of the substitutional portion	—	(232,485)	—	—
Foreign exchange translation	—	—	6,335	26,596

Fair value of plan assets at end of year	842,542	712,331	257,165	358,075

Funded status	(799,051)	(420,994)	(44,214)	(37,341)

Unrecognized actuarial loss (gain)	607,399	354,172	81,240	100,047
Unrecognized net transition obligations	5,726	3,733	332	317
Unrecognized prior service cost (benefit)	(62,089)	(75,797)	6,764	8,345

Net amount recognized	(248,015)	(138,886)	44,122	71,368

Adjustments to recognize additional minimum liabilities (note 7):
Intangible assets	—	—	(311)	(316)
Amount included in accumulated other comprehensive income (loss)	(377,864)	(171,158)	(2,949)	(299)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(625,879)	¥(310,044)	¥40,862	¥70,753

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,630,982)	¥(1,117,157)	¥(52,334)	¥(70,415)
Accumulated benefit obligations	(1,460,030)	(1,007,022)	(33,749)	(45,686)
Fair value of plan assets	833,539	696,128	29,685	40,114

Pension expense for each of the years in the three-year period ended March 31, 2006 included the following:

	Yen (millions)
	2004	2005	2006
Japanese plans:
Service cost-benefits earned during the year	¥49,309	¥40,963	¥41,271
Interest cost on projected benefit obligations	30,741	32,368	31,788
Expected return on plan assets	(32,041)	(33,589)	(33,102)
Net amortization and deferral	38,058	27,921	23,441

	¥86,067	¥67,663	¥63,398

Foreign plans:
Service cost-benefits earned during the year	¥13,022	¥17,560	¥25,121
Interest cost on projected benefit obligations	12,164	14,445	18,838
Expected return on plan assets	(12,947)	(17,418)	(21,013)
Net amortization and deferral	2,069	2,576	4,831

	¥14,308	¥17,163	¥27,777

Weighted-average assumptions used to determine benefit obligation at March 31, 2005 and 2006 were as follows:

	2005	2006
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.2%

Foreign plans:
Discount rate	5.4 ~ 6.3%	4.9 ~ 5.8%
Rate of salary increase	3.5 ~ 6.7%	3.5 ~ 5.2%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2006 were as follows:

	2004	2005	2006
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.3%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.5 ~ 7.0%	5.8 ~ 6.8%	5.4 ~ 6.3%
Rate of salary increase	4.0 ~ 6.7%	3.5 ~ 6.7%	3.5 ~ 6.7%
Expected long-term rate of return	6.8 ~ 8.5%	6.8 ~ 8.5%	6.8 ~ 8.0%

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

Plan Assets

Honda’s domestic and foreign pension plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category are as follows:

	2005	2006
Japanese plans:
Equity securities	37%	48%
Debt securities	23%	37%
Other	40%	15%

	100%	100%

Foreign plans:
Equity securities	68%	65%
Debt securities	24%	24%
Other	8%	11%

	100%	100%

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

Obligations

The accumulated benefit obligation for all domestic defined benefit plans at March 31, 2005 and 2006 were ¥1,468,115 million and ¥1,019,764 million, respectively. The accumulated benefit obligation for all foreign defined benefit plans at March 31, 2005 and 2006 were ¥225,853 million and ¥303,509 million, respectively.

Cash flows

Honda expects to contribute ¥33,281 million to its domestic pension plans and ¥40,178 million to its foreign pension plans in the year ending March 31, 2007.

Estimated future benefit Payment

The following table presents estimated future gross benefit payments:

	Yen (millions)
	Japanese plans	Foreign plans
2007	¥31,365	¥3,880
2008	38,559	4,448
2009	41,663	5,150
2010	45,484	6,190
2011	46,061	7,223
2012 - 2016	263,490	63,666

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(11)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2004	2005	2006
Cash paid during the year for:
Interest	¥91,207	¥99,475	¥134,609
Income taxes	203,029	159,041	282,986

During the year ended March 31, 2004, the Company reissued certain of its treasury stock at fair value of ¥603 million to the minority shareholder of subsidiary, upon which the Company merged with the subsidiary. During the fiscal year ended March 31, 2005, the Company retired shares totaling 46,000,000 shares at a cost of ¥216,371 million by offsetting with capital surplus of ¥190 million and unappropriated retained earnings of ¥ 216,181 million based on the resolution of board of directors.

During the year ended March 31, 2006, the Company reissued certain of its treasury stock at fair value of ¥802 million to the minority shareholder of subsidiary, which the Company made a wholly owned subsidiary, and the Company retired shares totaling 11,000,000 shares at a cost of ¥66,224 million by offsetting with capital surplus of ¥2 million and unappropriated retained earnings of ¥ 66,221 million based on the resolution of board of directors.

(12)	Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2006 are as follows:

	Yen (millions)
	2004	2005	2006
Adjustments from foreign currency translation:
Balance at beginning of year	¥(469,472)	¥(665,413)	¥(624,937)
Adjustments for the year	(195,941)	40,476	249,160

Balance at end of year	(665,413)	(624,937)	(375,777)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	14,820	36,066	33,744
Realized (gain) loss on marketable equity securities	—	1,346	(841)
Increase (decrease) in net unrealized gains on marketable equity securities	21,246	(3,668)	29,807

Balance at end of year	36,066	33,744	62,710

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	—	—	—
Realized (gain) loss on derivative instruments	—	—	(38)
Increase (decrease) in net unrealized gains on derivative instruments	—	—	(26)

Balance at end of year	—	—	(64)

Minimum pension liabilities adjustment:
Balance at beginning of year	(308,513)	(225,226)	(202,741)
Adjustments for the year	83,287	22,485	108,685

Balance at end of year	(225,226)	(202,741)	(94,056)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(763,165)	(854,573)	(793,934)
Adjustments for the year	(91,408)	60,639	386,747

Balance at end of year	¥(854,573)	¥(793,934)	¥(407,187)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 8)	Net-of-tax amount
2004:
Adjustments from foreign currency translation	¥(219,372)	¥23,431	¥(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	35,069	(13,823)	21,246
Reclassification adjustments for losses realized in net income	—	—	—

Net unrealized gains (losses)	35,069	(13,823)	21,246

Minimum pension liabilities adjustment	136,515	(53,228)	83,287

Other comprehensive income (loss)	¥(47,788)	¥(43,620)	¥(91,408)

2005:
Adjustments from foreign currency translation	¥39,469	¥1,007	¥40,476
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(6,104)	2,436	(3,668)
Reclassification adjustments for losses realized in net income	2,114	(768)	1,346

Net unrealized gains (losses)	(3,990)	1,668	(2,322)

Minimum pension liabilities adjustment	37,878	(15,393)	22,485

Other comprehensive income (loss)	¥73,357	¥(12,718)	¥60,639

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 8)	Net-of-tax amount
2006:
Adjustments from foreign currency translation	¥301,737	¥(52,577)	¥249,160
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	49,675	(19,868)	29,807
Reclassification adjustments for gains realized in net income	(1,395)	554	(841)

Net unrealized gains (losses)	48,280	(19,314)	28,966

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(43)	17	(26)
Reclassification adjustments for gains realized in net income	(64)	26	(38)

Net unrealized gains (losses)	(107)	43	(64)

Minimum pension liabilities adjustment	191,207	(82,522)	108,685

Other comprehensive income (loss)	¥541,117	¥(154,370)	¥386,747

(13)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2005 and 2006 are as follows:

	Yen (millions)
	2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥2,433,240	¥2,407,745	¥2,843,819	¥2,813,023
Marketable equity securities	93,004	93,004	141,846	141,846
Held-to-maturity securities	34,054	33,692	43,767	43,428
Convertible preferred stocks
Host contracts	7,791	7,791	8,943	8,943
Embedded derivatives	19,685	19,685	13,991	13,991

	27,476	27,476	22,934	22,934
Convertible notes (b)
Host contracts	7,038	7,038	8,156	8,156
Embedded derivatives	58,882	58,882	48,479	48,479

	65,920	65,920	56,635	56,635
Debt	(2,863,919)	(2,878,341)	(3,230,202)	(3,237,471)

Foreign exchange instruments (c)
Asset position	¥28,030	¥28,030	¥4,477	¥4,477
Liability position	(14,018)	(14,018)	(35,979)	(35,979)

Net	¥14,012	¥14,012	¥(31,502)	¥(31,502)

Interest rate instruments (d)
Asset position	¥27,353	¥27,353	¥36,334	¥36,334
Liability position	(2,550)	(2,550)	(2)	(2)

Net	¥24,803	¥24,803	¥36,332	¥36,332

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2005 and 2006 in the table exclude ¥1,716,130 million and ¥1,996,686 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at March 31, 2005 and 2006 in the table also include ¥504,345 million and ¥627,168 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.
(b)	In relation to a portion of the above convertible notes, a subsidiary entered into a forward sale contract during the year ended March 31, 2006. The carrying amount and estimated fair value of the derivative financial instrument is ¥5,462 million, asset position, at March 31, 2006.

(c)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 6):

	Yen (millions)
	2005	2006
Other current assets	¥643	¥4,477
Other assets	27,387	—
Other current liabilities	(14,018)	(35,113)
Other liabilities	—	(866)

	¥14,012	¥(31,502)

(d)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 6):

	Yen (millions)
	2005	2006
Other current assets	¥161	¥3,101
Other assets	27,192	33,233
Other current liabilities	(2,462)	—
Other liabilities	(88)	(2)

	¥24,803	¥36,332

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

Held-to-maturity securities

The fair value of held-to-maturity security was estimated using quoted market prices.

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

(14)	Risk Management Activities and Derivative Financial Instruments

Honda is a party to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding at March 31, 2005 were ¥692,841 million, ¥214,211 million and ¥505,272 million, respectively and totaled ¥1,412,324 million. At March 31, 2006, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥898,125 million, ¥176,548 million and ¥584,358 million, respectively and totaled ¥1,659,031 million.

Cash flow hedge

In the year ended March 31, 2006, the Company adopted hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in other comprehensive income (loss) was ¥64 million loss in the fiscal year ended March 31, 2006. All amounts recorded in other comprehensive income (loss) as year-end are expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around 2 months.

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness, of which amount was ¥421 million loss. There are no derivative financial instruments that have been assessed as being ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2005 and 2006, the notional principal amounts of interest rate swap agreements were ¥3,227,405 million and ¥3,857,748 million, respectively.

(15)	Commitments and Contingent Liabilities

At March 31, 2006, Honda had commitments for purchases of property, plant and equipment of approximately ¥53,304 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2005 and 2006, Honda has guaranteed ¥69,574 million and ¥46,737 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥69,574 million and ¥46,737 million, respectively, at March 31, 2005 and 2006. As of March 31, 2006, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2006 are as follow:

	Yen (millions)
	2005	2006
Balance at beginning of year	¥278,153	¥268,429
Warranty claims paid during the period	(138,368)	(126,834)
Liabilities accrued for warranties issued during the period	124,892	125,732
Changes in liabilities for pre-existing warranties during the period	(3,770)	332
Foreign currency translation	7,522	16,288

	¥268,429	¥283,947

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

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2006 are as follows:

Years ending March 31:	Yen (millions)
2007	¥25,087
2008	19,060
2009	13,997
2010	10,852
2011	9,394
After five years	40,826

Total minimum lease payments	¥119,216

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2006 were ¥43,441 million, ¥44,619 million and ¥46,102 million, respectively.

(17)	Allowances for Trade Receivable and Finance Subsidiaries-receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2004, 2005 and 2006 are set forth in the following table:

	Yen (millions)
	Balance at beginning of period	Additions	Deductions	Net increase (decrease) in unearned income	Translation difference	Balance at end of period
		Charged to costs and expenses	Bad debts written off
March 31, 2004:
Trade receivable
Allowance for doubtful accounts	¥9,242	¥3,760	¥1,877	¥—	¥(206)	¥10,919

Finance subsidiaries-receivables
Allowance for credit losses	¥17,601	¥28,965	¥19,924	¥—	¥(2,231)	¥24,411
Allowance for losses on lease residual values	22,355	16,972	10,989	—	(2,214)	26,124
Unearned interest income and fees	203,602	—	—	(27,963)	2,165	177,804

	¥243,558	¥45,937	¥30,913	¥(27,963)	¥(2,280)	¥228,339

March 31, 2005:
Trade receivable
Allowance for doubtful accounts	¥10,919	¥693	¥2,121	¥—	¥219	¥9,710

Finance subsidiaries-receivables
Allowance for credit losses	¥24,411	¥33,365	¥27,575	¥—	¥725	¥30,926
Allowance for losses on lease residual values	26,124	17,273	10,156	—	784	34,025
Unearned interest income and fees	177,804	—	—	2,029	2,922	182,755

	¥228,339	¥50,638	¥37,731	¥2,029	¥4,431	¥247,706

March 31, 2006:
Trade receivable
Allowance for doubtful accounts	¥9,710	¥3,825	¥3,320	¥—	¥474	¥10,689

Finance subsidiaries-receivables
Allowance for credit losses	¥30,926	¥28,155	¥29,373	¥—	¥3,242	¥32,950
Allowance for losses on lease residual values	34,025	7,998	7,974	—	3,725	37,774
Unearned interest income and fees	182,755	—	—	5,336	15,558	203,649

	¥247,706	¥36,153	¥37,347	¥5,336	¥22,525	¥274,373

(18)	Subsequent Event

Stock Split

On April 26, 2006, the Board of Directors declared a two-for-one stock split of the Company’s common stock. All shareholders of record on June 30, 2006 will receive one additional share of common stock for each share on July 1, 2006. Information pertaining to shares and earnings per share has not been restated in the accompanying consolidated financial statements and notes to the consolidated financial statements to reflect this split. This information will be presented effective after the stock split is made.

(19)	Selected Quarterly Financial Data (Unaudited and Not Reviewed) *

Quarterly financial data for the years ended March 31, 2005 and 2006 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income	Net income	Basic net income per common share
Year ended March 31, 2005:
First quarter	¥2,073,153	¥159,993	¥114,262	¥121.65
Second quarter	2,093,578	172,932	127,122	135.70
Third quarter	2,133,820	157,636	150,760	161.78
Fourth quarter	2,349,554	140,359	94,053	101.43

	8,650,105	630,920	486,197	520.68

Year ended March 31, 2006:
First quarter	¥2,264,579	¥170,393	¥110,666	¥119.75
Second quarter	2,337,670	162,694	133,708	144.89
Third quarter	2,472,006	194,986	133,146	144.81
Fourth quarter	2,833,741	340,832	219,513	239.78

	9,907,996	868,905	597,033	648.67

*	All quarterly financial data is unaudited and also has not been reviewed by our independent registered public accounting firm.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO.,LTD )

By:	/S/ Takeo Fukui
Takeo Fukui
President and Representative Director

Date: June 30, 2006
Tokyo, Japan

INDEX OF EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement No. 4 to Deposit Agreement dated as of June, 2006 among the parties referred to in Exhibit 2.2 above (4)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (5)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.

(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.

(4)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006