Form 20-F
period 2007-03-31
HONDA MOTOR CO LTD
filed 2007-07-18
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock*	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding as of March 31, 2007
Common Stock	1,821,992,908**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒             Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 120,199,186 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2007 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31, Yen (millions)					U.S. dollars (millions)
	2003	2004	2005	2006	2007	2007
Income statement data:
Net sales and other operating revenue	¥7,971,499	¥8,162,600	¥8,650,105	¥9,907,996	¥11,087,140	$93,919
Research and development	436,863	448,967	467,754	510,385	551,847	4,675
Operating income	724,527	600,144	630,920	868,905	851,879	7,216
Income before income taxes, minority interest, and equity in income of affiliates	619,413	653,680	668,364	829,904	792,868	6,716
Net income	426,662	464,338	486,197	597,033	592,322	5,018

Balance sheet data:
Total assets	¥7,821,403	¥8,380,549	¥9,368,236	¥10,631,400	¥12,036,500	$101,961
Long-term debt	1,140,182	1,394,612	1,559,500	1,879,000	1,905,743	16,144
Stockholders’ equity	2,629,720	2,874,400	3,289,294	4,125,750	4,482,611	37,972
Common stock	86,067	86,067	86,067	86,067	86,067	729

Depreciation and capital expenditures data:
Depreciation excluding property on operating leases	¥220,874	¥213,445	¥225,752	¥262,225	¥361,747	$3,064
Depreciation of property on operating leases	—	—	—	—	9,741	83
Total depreciation	220,874	213,445	225,752	262,225	371,488	3,147
Capital expenditures	316,991	287,741	373,980	457,841	627,066	5,312
Purchase of operating lease assets	—	—	—	—	366,795	3,107
Total capital expenditures	316,991	287,741	373,980	457,841	993,861	8,419

Weighted average number of shares outstanding

	(Thousands of shares)
	2003	2004	2005	2006	2007
Weighted average number of common shares outstanding	1,941,905	1,907,276	1,867,535	1,840,799	1,824,675

Net income per common share
	(Yen)					(US$)
	2003	2004	2005	2006	2007	2007
Basic	¥219.71	¥243.45	¥260.34	¥324.33	¥324.62	$2.75
Diluted	219.71	243.45	260.34	324.33	324.62	2.75

Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.

Cash dividends declared during the period per common share

	(Yen)					(US$)
	2003	2004	2005	2006	2007	2007
Cash dividends declared during the period per common share	¥15.50	¥17.50	¥25.50	¥38.50	¥77.00	$0.65

Additionally, a year-end dividend of ¥20 ($0.17) per common share aggregating ¥36.4 billion ($309 million) relating to fiscal 2007 was determined by our board of directors in April 2007 and approved by our shareholders in June 2007. This dividend was paid in June 2007.

Stock Split

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. All per share information has been adjusted retroactively for all periods presented to reflect this stock split.

Misclassification Adjustments

As described in Note (1) (v) and Note (2) to our consolidated financial statements, certain revisions for misclassifications have been made. Also, certain reclassifications have been made to the consolidated financial statement periods presented above to conform to the presentation used for the fiscal year ended March 31, 2007.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥118.05 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2007. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On June 29, 2007, the noon buying rate was ¥123.39 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2003	121.10	118.07	133.40	115.71
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.41
2007	116.55	117.56	121.81	110.07
2008 (through June 29, 2007)	121.53	123.39	124.09	117.69
Dec-2006			119.02	114.98
Jan-2007			121.81	118.49
Feb-2007			121.77	118.33
Mar-2007			118.15	116.01
Apr-2007			119.84	117.69
May-2007			121.79	119.77
June-2007			124.09	121.08

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

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies, high material prices and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Risks Relating Honda’s Business Generally

Currency and Interest Rate Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Japanese yen, Honda’s results of operations would be adversely affected by an appreciation of the Japanese yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest rate risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition.

These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments.

While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda is also exposed to the risk that its counterparties to hedging contracts will default on their obligations.

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

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology. Approximately 20.4 million Honda engines were sold worldwide during the fiscal year ended March 31, 2007.

Honda’s principal executive office is located at 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is 81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2005, 2006 and 2007, Honda’s capital expenditures were ¥373.9 billion, ¥457.8 billion, and ¥993.8 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥373.9 billion, ¥457.8 billion, and ¥627.0 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2007, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business overview

Motorcycle Business

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC), and revenue from its motorcycle business during the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
Units (in thousands)	8,080	9,206	10,482	10,271	10,369
Revenue in billions of Japanese yen	¥978	¥996	¥1,097	¥1,225	¥1,370
Revenue as a Percentage of total sales revenue	12%	12%	13%	12%	12%

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1800cc class in cylinder displacement. Honda’s motorcycles use gasoline engines developed by Honda that are air- or water-cooled, two or four-cycle, and single, two, four or six-cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models.

Honda’s motorcycles are produced at two sites in Japan: Hamamatsu and Kumamoto. In fiscal 2007, the annual production output of these sites was 567,871 units. Honda’s motorcycles are also produced by subsidiaries in the United States, Italy, Spain, Brazil, Thailand, Vietnam, the Philippines and India. Annual output in those countries in fiscal 2007 was approximately 324,000, 165,000, 38,500, 1,214,000, 2,690,000, 865,000, 312,000 and 713,000 units, respectively. Certain motorcycle components are manufactured in Japan and shipped to foreign plants for assembly. Each plant also buys locally made parts or manufactures parts using Honda’s intellectual property and technical guidance.

Automobile Business

The following table sets out Honda’s unit sales of automobiles and revenue from its automobile business during the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
Units (in thousands)	2,888	2,983	3,242	3,391	3,652
Revenue in billions of Japanese yen	¥6,440	¥6,592	¥6,963	¥8,004	¥8,889
Revenue as a percentage of total sales revenue	81%	81%	80%	81%	80%

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Legend, Accord, Civic, City, Acura RL, Acura TL, Acura TSX

Multi-wagons, Minivans, Sport Utility Vehicle, Sports coupe:

Elysion, Odyssey, Step Wagon, Edix, FR-V, Stream, Mobilio, Fit, Jazz, Airwave, Pilot, Ridgeline, Element, CR-V, Crossroad, Acura MDX, Acura RDX

Mini cars:

Life, That’s, Vamos, Zest, Acty

Automobiles are produced by Honda at two sites in Japan: the Saitama factory and the Suzuka factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Alliston (Canada), Swindon (U.K.) and Ayutthaya (Thailand).

Yachiyo Industry Co., Ltd., one of our consolidated subsidiaries, assembles the Life, Vamos and Vamos-Hobio, Zest, Acty-Truck and Acty-Van. The automobile assembled at Yachiyo Industry undergo final tests at the Suzuka factory. For this reason, for our management purposes, those automobile products are deemed to have been produced at the Suzuka factory, instead of at Yachiyo Industry.

Financial Services Business

The following table sets out Honda’s revenue from Financial Services during the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
Revenue in billions of Japanese yen	¥237	¥242	¥255	¥306	¥409
Revenue as a percentage of total sales revenue	3%	3%	3%	3%	4%

In our financial services business, Honda offers a variety of financial services to our customers and dealers through finance subsidiaries in Japan and abroad, with the aim of providing sales support for our products.

Power Product and Other Businesses

The following table sets out Honda’s revenue from Power Product and Other Businesses during the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
Units (in thousands)	4,584	5,047	5,300	5,876	6,421
Revenue in billions of Japanese yen	¥315	¥331	¥332	¥370	¥417
Revenue as a percentage of total sales revenue	4%	4%	4%	4%	4%

Honda manufactures a variety of power products including power tillers, portable generators, general-purpose engines, grass cutters, outboard engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers).

Marketing and Distribution

Most of Honda’s products are distributed under trademarks of Honda in Japan and/or in overseas markets. Major trademarks include HONDA, ACURA, LEGEND, INSPIRE, ACCORD, CIVIC, CITY, FIT SALOON, FIT ARIA, ACURA RL, ACURA TL, ACURA TSX, ELYSION, ODYSSEY, STEP WGN, EDIX, FR-V, STREAM, MOBILIO, FIT, JAZZ, AIRWAVE, PILOT, RIDGELINE, ELEMENT, CR-V, CROSSROAD, MDX, ACURA MDX, S2000, INSIGHT, ACURA RDX, LIFE, THAT’S, VAMOS, ZEST, ACTY, GOLD WING, WAVE, and CUB.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 7,700 outlets, including approximately 1,000 PROS authorized dealerships. PROS dealerships sell substantially all of Honda’s Japanese motorcycle models.

Honda integrated its three sales channels in Japan—Primo, Clio and Verno—into one Honda channel in March 2006. At present, 912 retail dealers operate 2,352 shops and sell Legend, Inspire, Accord, Civic, Fit Aria, Elysion, Odyssey, Step Wagon, Edix, Stream, Spike, Mobilio, Fit, Airwave, CR-V, Crossroad, S2000, Partner, Zest, Life, That’s, Vamos, Zest and Acty.

Power products are distributed in Japan to approximately 1,420 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

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

In the United States, which is the largest market for Honda automobiles, Honda markets its products through a sales network of approximately 1,288 independent local dealers for automobiles, approximately 1,250 for motorcycles and approximately 5,700 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 268 dealerships at the end of fiscal 2007. The Acura network offers RL, TL, TSX, MDX, RSX, RDX and CSX (Canada only) models.

With regard to exports from North America, Honda is currently exporting such North American-built models as Accord, Civic, TL, Odyssey, Pilot, Ridgeline, Element and MDX to other markets. In fiscal 2007, Honda exported approximately 35,074 units from North America to 37 countries throughout the world.

In Europe, Honda’s products are distributed in the United Kingdom, Germany, France, Belgium, the Netherlands, Spain, Switzerland, Austria, Italy and other European countries through approximately 1,800 independent local dealers for automobiles, approximately 1,950 for motorcycles and approximately 7,400 for power products.

Honda Motor Co., Ltd. exports motorcycle components to 14 countries, including Indonesia, Thailand, India, Brazil and the People’s Republic of China, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda Motor Co., Ltd. exports automobile components to 14 countries, including the United States, Canada, the People’s Republic of China, Thailand and Brazil, where automobiles are manufactured by Honda, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

Honda Motor Co., Ltd. also exports power product components to eight countries, including the United States, Thailand, Italy, the People’s Republic of China, France, India, Australia, where power products are manufactured by Honda, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and parts related operations overseas

Honda provides its overseas operations, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Net Sales by Product Group and Region

Breakdown of Net Sales and Other Operating Revenue by Category of Activity

	Fiscal years ended March 31, Yen (millions)
	2005	2006	2007
Motorcycle Business	¥1,097,754	¥1,225,812	¥1,370,617
Automobile Business	6,963,635	8,004,694	8,889,080
Financial Services	255,741	306,869	409,701
Power Product and Other Businesses	332,975	370,621	417,742

Total	¥8,650,105	¥9,907,996	¥11,087,140

Breakdown of Net Sales and Other Operating Revenue by Geographical Markets

	Fiscal years ended March 31, Yen (millions)
	2005	2006	2007
Japan	¥1,699,205	¥1,694,044	¥1,681,190
North America	4,575,076	5,463,359	5,980,876
Europe	870,795	1,009,421	1,236,757
Asia	977,011	1,085,451	1,283,154
Others	528,018	655,721	905,163

Total	¥8,650,105	¥9,907,996	¥11,087,140

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 41% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2007.

Honda does not have and does not anticipate having any difficulty in obtaining its required materials from suppliers and considers its contracts and business relations with the suppliers to be satisfactory. The Company does not believe any of its domestic suppliers are substantially more dependent on foreign suppliers than are Japanese suppliers generally. However, it should be noted that Japanese industry in general is heavily dependent on foreign suppliers for substantially all of its raw materials.

Seasonality

Honda’s motorcycle and power product businesses have historically experienced some seasonality. However, this seasonality has not generally been material to our financial results.

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, to limit emissions into the environment, the Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline and diesel vehicles which will become effective starting from 2008. The long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the PM standard. Long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM standards.

The United States

Increasingly stringent emission regulations under the Clean Air Act have been enacted since the 1990s by the U.S. federal government. Under the Act, the Environmental Protection Agency (EPA) in February 2000 adopted more stringent vehicle emissions regulations applicable to passenger cars and light-duty trucks produced from model year 2004. Moreover, the new standard provides for gradual decreases in sulfur levels contained in fuel in the U.S. market.

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the “California Low Emission Vehicle Program” in 1990, aiming to establish the strictest emission regulation in the world. In late 1998, CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (“LEV II”). These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, CARB approved modifications to the “Zero-Emission Vehicles” (“ZEV”) requirement under LEV II, permitting gasoline SULEVs (Super Ultra Low Emission

Vehicles), hybrid vehicles (powered by gasoline engine and/or electric motor) and compressed natural gas (“CNG”) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development.

In April 2004, CARB finalized its “ZEV” requirements. Under these requirements, from the 2005 model year, 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (“PZEV”), which includes SULEV’s with warranties coverage up to the earlier of 15 years or 150,000 driven miles, 2% must be advanced technology PZEV’s and 2% must be ZEV’s. Required percentages will be gradually increased under the “Zero-Emission Vehicle” standards from the 2008 model year.

Currently, many states have adopted or proposed the California ZEV regulation. The ZEV mandate has been implemented in some states, and will be implemented in other states.

Europe

In 1999, the European Union adopted Euro3 and Euro4 as comprehensive emissions regulations for passenger vehicles and heavy and light commercial vehicles. Euro3 was implemented in 2000 and Euro4 was implemented in 2005.

In each EU country, standards, such as those providing for preferential automobile tax treatment, have been established in respect of diesel vehicles that comply with the requirements prescribed in Euro4 for which the PM emission does not exceed 5mg/km. Honda has already introduced a considerable number of Euro4-compliant diesel models in Europe.

In 2005, the European Union created a new emission standard (Euro5 and Euro6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro5 will become effective starting around 2009. Emission limits for gasoline vehicles and diesel vehicles will be lowered by more than the Euro4 level of HC, NOx and PM. Euro6 will become effective starting around 2014. Emission limits for diesel vehicles will be lowered by more than the Euro5 level HC and NOx.

Additionally, Euro5 and Euro6 will add the requirement of a PM number limit for diesel vehicles. A PM mass limit will also apply to gasoline vehicles which use lean burn direct injection engines.

Other Regions

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005.

These regulations are similar to Euro3 and Euro4. Step3 will be implemented in 2007 and Step4 will be implemented in 2010.

In the city of Beijing, Euro3 was implemented in December 2005.

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement.

Accordingly, some manufacturers shall be required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard.

In addition, other several Asian countries adopted regulations which are similar to the European regulations (such as Euro2 and Euro3).

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

In February 2007, the final POST 2010 target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

Ethanol blended fuel is a “biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been set at 27.5 miles per gallon (mpg) starting from the 1990 model year and for light trucks a 20.7 miles per gallon standard was established for the 1996—2004 model years. The standard for light trucks increased from the 2005 model year (21.0 miles per gallon) to the 2007 model year (22.2 miles per gallon). The National Highway Traffic Safety Administration (“NHTSA”) reformed the CAFE standard for light trucks in 2006. The new size-based CAFE standard for light trucks will be implemented in the 2008 model year. Passenger cars are divided into the following two categories: “Domestic” and “Import”, and credits earned in one category may not be applied to another.

In addition, the U.S. Senate and the House of Representatives are undergoing heated discussions on the topic of raising the CAFE standards for passenger cars.

In August 2005, CARB finalized its Green House Gas (GHG) regulation. Under the GHG regulation, which will become effective for the 2009 model year, automobile manufactures have to improve fuel economy from the current levels by more than 50% by the 2016 model year.

Many other states have adopted the GHG regulations.

In April 2007, the Supreme Court ruled that the EPA has the authority to regulate GHG emissions. In response to the Supreme Court’s ruling, the President has directed his agencies to take the first steps toward regulations that would reduce gasoline consumption and GHG emissions from motor vehicles by 20 percent over the next 10 years.

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

In 2006, discussions about establishing targets for 2008 will begin among the European Commission, Member States and the automobile industry.

In early 2007, European Commission published “Results of the review of the Community Strategy to reduce CO2 emissions from passenger cars and light-commercial vehicles”. According to this communication, the European Commission will be setting a more stringent target of 130 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2012.

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

Europe

In September 2000, the European Union approved a directive requiring its member states to promulgate regulations implementing the following by April 21, 2002:

Manufacturers must be financially responsible for taking back end-of-life vehicles offered for sale after July 1, 2002 and dismantle and recycle the vehicles. Beginning on January 1, 2007, the requirement has also applied to all vehicles offered for sale in the European Union before July 1, 2002.

Manufacturers must not use specified hazardous materials in vehicles offered for sale in the European Union after July 2003; and

95% of vehicle parts in new vehicle types sold in the European Union after December 15, 2008, must be designed to be re-usable and recoverable.

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which becomes effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of a substance is required to submit a registration to the Agency, depending on annual production or import quantity. Also, any manufacturer or importer of an article is required to submit a registration for the substances contained in such article this is intended to be released. Submitting a pre-registration between June 1, and December 1, 2008 will allow the manufacturer or importer to extend the deadline for submitting the registration for existing substances.

Other Regions

Taiwan and Korea will implement automobile recycling laws from January 1, 2008 following the regulations established by the European Union and Japan. In addition, China has a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In March 2005, the Ministry of Land, Infrastructure and Transport issued the world’s first Seat Belt Reminders standard. Pursuant to the standard, the driver’s seat in passenger vehicles must be equipped with a seat belt reminder from September 1, 2005 for new models and from September 1, 2008 for all other models.

JASIC, which is organized by MLIT and JAMA, among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications.

JASIC is planning to make the proposal to other contracting parties of the 58 / 98 Agreement by 2009 and aim at reaching an agreement among the contracting parties by 2015.

The United States

In December 2003, NHTSA issued various motor vehicle safety standards, including a final rule specifying enhanced fuel system integrity requirements. For example, the rule changes the test method for rear crash impacts from a full-lap 48km/h test to an offset 80km/h test, and sets forth a phase-in compliance schedule mandating that 40% of all vehicles produced by a manufacturer meet the new safety standard by 2006, 70% by 2007, and 100% by 2008.

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

In August 2006, NHTSA issued a final rule revising performance requirements for advanced airbag systems. The rule upgrades the maximum speed for frontal barrier crash tests using a belted small adult female dummy. Manufacturer must comply with the upgraded requirements for 35% of all vehicles produced by 2009, 65% by 2010, and 100% by 2011.

In August 2006, NHTSA issued a regulation to standardize requirements for the accuracy, collection, storage, survivability, and retrievability of onboard motor vehicle crash event data in passenger cars and other light vehicles equipped with event data recorders on or after September 2010.

In April 2007, NHTSA issued a final rule regarding an electronic stability control system standard for light vehicles to reduce rollover crashes. The new standard will require installation of electronic stability control system. Manufacturers must comply with the standard for 55% of all vehicles produced by 2008, 75% by 2009, 95% by 2010, and 100% by 2011.

In May 2007, NHTSA issued a final rule to revise some performance requirements for head restraints, to delay the effective date, and to set a phase-in compliance schedule. For front seat requirements, manufacturer must comply with the revised requirements for 80% of all vehicles produced by 2009, and 100% by 2010. For voluntarily installed rear head restraints, manufacturers also must be in compliance for 80% of all vehicles by 2010, and 100% by 2011.

Europe

The European Commission issued a regulation and technical prescription for pedestrian protection. The regulation required M1 (Passenger vehicles up to nine passengers) and N1 (Light commercial vehicles with gross vehicle weight up to 3.5t) vehicles to meet standards for the protection of pedestrians in the event of a collision with the front of a motor vehicle.

The regulation consists of Phase 1, to be effective October 1, 2005 for new types of vehicles and December 31, 2012 for all vehicles, and Phase 2, to be effective September 1, 2010 for new types of vehicles and September 1, 2015 for all vehicles.

In early 2004, The European Commission issued a revised regulation relating to indirect vision to reduce “blind spots” on motor vehicles of which side and rear areas were not visible to the driver via side or rear-view mirrors. The regulation has been effective from January 29, 2006 for new types of vehicles and will be effective on January 29, 2010 for all vehicles.

Additionally, the European Commission has established a project called “eSafety” aiming at cutting road fatalities in half by 2010. The project focuses on road accident prevention. To achieve this target, such issues as the introduction of new features on automobiles are being discussed.

5. New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by automobile manufacturers are conducted in countries such as the United States, Japan, Australia, the EU, Korea and China. The principal items assessed in these programs are passenger protection and braking power, which are typically assessed with stricter standards or criteria than those required by statute.

In the United States, in September 2006, NHTSA issued a final rule to require displaying specified NCAP information on a safety rating label that is part of their Monroney label. New passenger vehicles manufactured on or after September 2007 must comply with the rule.

In January 2007, NHTSA also issued a report titled, “The New Car Assessment Program Suggested Approaches for Future Program Enhancements” to encourage additional safety improvements, and to provide consumers with relevant information that will aid them in their new vehicle purchasing decisions. The future program includes detail proposals regarding not only crash worthiness assessment but also crash avoidance assessment.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

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

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for on-road motorcycles from the 2006 model year.

Currently, the Canadian federal government has proposed to introduce the emission regulations for off-road motorcycles generally equivalent to the U.S. EPA regulations.

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

In Thailand, a fifth stage of emissions control, which is generally equivalent to or stricter than Euro2, has been implemented. A sixth stage of emissions control, which is generally equivalent to or stricter than Euro3, will be introduced in 2008.

In Indonesia, Euro2-equivalent regulations have been in effect from January 2006.

In China, Euro2-equivalent regulations were introduced in 2004.

In Korea, Euro2-equivalent regulations were implemented in 2006. In addition, Euro3- equivalent regulations will be implemented from 2008.

In Brazil, Euro2-equivalent regulations have been in effect from the beginning of last year. Euro3-equivalent regulations will be implemented in the beginning of 2009.

In India, regulations based on the Indian authorities’ own test method are in effect and enhanced regulations were enacted in 2005.

2. Safety

The United States

Three-wheeled all terrain vehicles, or ATVs (formerly referred to as “ATC”s) became a problem for the youth-involved accidents in 80s’, and ATV regulations were about to created at that time. However, it turned out that a voluntary standard, which was agreed between the industry and regulators, was established. There was no further increase of accidents in 90s’, but the rapid development of ATVs in the U.S. market from 2000 and the problem of increased youth-involved accidents became a focus again. The Consumer Product Safety Commission has been concerned about this, and is now conducting a review to make the voluntary standard for ATVs compulsory regulation.

Europe

ATVs designed to travel on four low pressure tires on non-paved surfaces has recently increased in the EU market. Most ATVs obtained authorization by the WVTA (Whole Vehicle Type Approval) and are permitted to run on highways. As a result, there has been a problem of increasing accidents. As a result, the ATVEA (All Terrain Vehicle European industry Association) was established, and it is now are focusing on ATV standards rulemaking. It is expected that a standard will be completed in about five years at the earliest.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

The EPA enacted new engine emissions regulations applicable to model year 1997 for small non-road engines. These regulations are also applicable to engines in use from the 2001 model year. With respect to marine engines, emissions regulations for outboard engines and personal watercraft were implemented for the 1998 model year products and were gradually strengthened every year until the 2006 model year. Currently, the EPA has proposed enhanced emission regulations for non-road engines and marine engines.

In 1995, the State of California enacted new engine emissions regulations for small non-road engines. California is now gradually shifting its focus on emissions regulations for engines in use manufactured in the 2000 model year and beyond. California has introduced tighter tail-pipe emissions standards and added requirements for evaporative emissions from small non-road engines from the 2006 model year. With respect to marine engines, California enacted emissions regulations for model year 2001 outboard engines and personal watercraft that are equivalent to the U.S. federal government’s 2006 model year regulations, and strengthened these regulations in the model year 2004. California plans to further strengthen the regulations for these products in the 2008 model year.

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for small non-road engines from the 2005 model year, with some exceptions.

Currently, the Canadian federal government has proposed to introduce emission regulations for marine engines generally equivalent to the U.S. EPA regulations.

Europe

Emissions regulations regarding diesel non-road mobile machinery have been in place in the European Union. The EU has introduced regulations covering gasoline engines from 2004 based on the contents of the current EPA regulations in the United States and introduced emissions regulations targeting outboard engines and personal watercraft from 2005. In addition, with respect to marine engines, emissions regulations have been implemented since 1993 in Bodensee, which is located between Switzerland, Germany and Austria.

2. Safety

Japan

The Consumer Product Safety Law, as amended, which mandates manufacturers and/or importers liable for product accidents to give a report to the Minister of the Ministry of Economy, Trade and Industry (METI), became effective on May 14, 2007.

Main points of this Law are as follows:

1.	Manufacturers and importers are mandated to notify a serious product accident.

2.	Distributors, retailers and repair shops are encouraged to inform manufacturers and importers.

3.	Products covered by this Law include all products utilized in daily life except for products regulated by other laws (such as motor vehicles, medicines, etc.).

4.	Mandatory reports are limited to serious accidents (involving fatal and serious injury accident, CO poisoning, and fire).

5.	Product name, etc. are published to the public as necessary to prevent danger and hazard from occurring or expanding.

The United States

The CPSC issued a final rule to require that portable generators bear a carbon monoxide poisoning warning label. This regulation requires that the label include pictograms and statements warning consumers that “a generator’s exhaust contains poisonous carbon monoxide” and that “a generator should never be used inside the home or partially enclosed areas such as garages”. This regulation became effective on May 14, 2007 and applies to any portable generator manufactured or imported on or after that date.

Strengthening our Commitment to Reduce Our Environmental Footprint

Under the direction of “commitment for the future,” Honda will continue pursuing more proactive efforts to reduce its environmental footprint, with its main focus on CO2 reduction.

Reduction of CO2 Emissions—Setting Voluntary Goals

Honda has voluntarily set global CO2 reduction goals for its products and production activities and is accelerating its efforts to achieve those goals.

In 2000, the global average of CO2 exhaust emissions among Honda automobiles was 179.5g/km. Despite increased sales of larger-size vehicles such as SUV and minivans, average CO2 emissions were reduced by 5% during the five-year period up to 2005.

Honda now strives to achieve a further reduction of 5% or more, aiming to accomplish a total of 10% reduction by 2010 compared to the level of 2000. Honda will also work toward a 10% reduction both for motorcycles and power products.

At Honda, the global average of CO2 emissions to produce one automobile also declined by approximately 5% during the five-year period up to 2005. Honda is working toward a further reduction by 5% or more by 2010 to achieve a total reduction of 10% compared to the level of 2000. For motorcycle and power product production, Honda set goals to reduce CO2 emissions by 20% in each area.

Honda is the first automaker in the world to announce global CO2 reduction goals for its products and production activities.

New Clean Diesel

Based on the current highly successful diesel engine currently sold in Europe, Honda is now developing a cleaner next-generation four-cylinder diesel engine. This engine will meet the U.S. EPA’s stringent Tier2 BIN5 emission standard requiring NOx emission levels equivalent to a gasoline-powered vehicle. Honda plans to introduce this super-clean diesel engine to market within the next three years.

Honda will also work toward development of a clean V6 diesel engine.

While improving the fuel efficiency of gasoline engines with Advanced VTEC, Advanced VCM, and other technologies, Honda will expand application of hybrid technology to smaller size vehicles and diesel technology to medium-to-large size vehicles. Thorough these comprehensive efforts leveraging the unique characteristics of each environmental technology, Honda will accelerate its efforts to reduce CO2 emissions.

Motorcycles

Moreover, Honda will introduce new engine technologies such as super-low friction engines, which will improve fuel economy by up to 13% compared to the current level, and VCM systems for motorcycles, which will improve fuel economy by up to 30% compared to the current level.

Preparing for the Future

Looking globally, the U.S. economy is showing signs of a moderate downturn, while European economies are expected to continue recovering and Asian economies are expected to continue expanding. Japan’s economy is forecast to sustain its gradual recovery. However, the global environment in which Honda’s management operates still remains uncertain because of global political and economic uncertainties, fluctuations in oil and raw material prices and currency movements. As a result, we expect the operating environment to remain difficult.

It is under these circumstances that Honda seeks to strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales ability. Furthermore, Honda will continue striving to earn even more trust and understanding from society through Companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world. Honda will also continue its efforts to research future technologies.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and to upgrade sales and service structure, in order to further satisfy its customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. Honda will reinforce and continue to advance its contributions to traffic safety in motorized societies in Japan and overseas. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. The Company also plans to make further progress with fuel cells and solar cells and to promote commercialization of solar cells. In addition, Honda will further its efforts to minimize its environmental impact. To this end, we set global targets to reduce the environmental burden as measured by the Life Cycle Assessment, in all areas of business, spanning production, logistics and sales.

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

Through these Company-wide activities, we will strive to materialize Honda’s visions of “value creation (Creating New Value for our Customers),” “globalization (Expanding Regional Operations),” and “commitment to the future (Developing Safety and Environmental Solutions),” with the aim of sharing the joy with Honda’s customers, thus becoming a company valued by society.

*	Life Cycle Assessment

A comprehensive system for quantifying the impact Honda’s products have on the environment at different stages in their life cycles, from material procurement and energy consumption to waste disposal.

C. Organizational Structure

As of March 31, 2007, the Company had 151 Japanese subsidiaries and 254 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Lock Mfg. Co., Ltd.	Japan	Manufacturing	100.0
Yutaka Giken Co., Ltd.	Japan	Manufacturing	69.7
Asama Giken Co., Ltd.	Japan	Manufacturing	81.7
Honda Foundry Co., Ltd.	Japan	Manufacturing	82.1
Honda Motorcycle Japan Co., Ltd.	Japan	Sales	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
Mobilityland Corporation	Japan	Others (Leisure)	100.0
Honda Trading Corporation	Japan	Others(Trading)	100.0
Honda Logistics Inc.	Japan	Others (Physical Distribution)	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda of South Carolina Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda Precision Parts of Georgia, LLC	U.S.A.	Manufacturing	100.0
Honda Power Equipment Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Cardington Yutaka Technologies Inc.	U.S.A.	Manufacturing	100.0
Celina Aluminum Precision Technology Inc.	U.S.A.	Manufacturing	100.0
Honda Trading America Corporation	U.S.A.	Other (Trading)	100.0
Honda Engineering North America, Inc.	U.S.A.	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Europe NV	Belgium	Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Europe Power Equipment, S.A.	France	Manufacturing and Sales	100.0
Honda Motor Europe (North) GmbH	Germany	Sales	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Bank GmbH	Germany	Finance	100.0
Honda R&D Europe (Deutschland) GmbH	Germany	Research & Development	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Montesa Honda S.A.	Spain	Manufacturing and Sales	100.0
Honda Motor (China) Investment Corporation, Limited	China	Holding Company and Sales	100.0
Jialing-Honda Motors Co., Ltd.	China	Manufacturing and Sales	70.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle and Scooter India Private Limited	India	Manufacturing and Sales	100.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	97.4
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia SDN. BHD.	Malaysia	Manufacturing and Sales	51.0
Honda Atlas Cars (Pakistan) Limited	Pakistan	Manufacturing and Sales	51.0
Honda Philippines, Inc.	Philippines	Manufacturing and Sales	99.6
Honda Cars Philippines, Inc.	Philippines	Manufacturing and Sales	74.2
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Company Limited	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Holding Company of Subsidiaries Operation	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Componentes da Amazonia Ltda.	Brazil	Manufacturing	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0
Honda New Zealand Limited	New Zealand	Sales	100.0

D. Property, Plants and Equipment

Honda’s manufacturing operations are principally conducted in 32 separate factories, four of which are located in Japan. The following table sets out information, as of March 31, 2007, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,286	Automobiles
Hamamatsu, Shizuoka, Japan	3,376	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	7,102	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	2,923	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	6,895	Motorcycles and automobiles
Anna, Ohio, U.S.A.	2,850	Engines
East Liberty, Ohio, U.S.A.	2,596	Automobiles
Lincoln, Alabama, U.S.A.	4,563	Automobiles
Swepsonville, North Carolina, U.S.A.	566	Power products
Timmonsville, South Carolina, U.S.A.	1,603	All-terrain vehicles
Alliston, Ontario, Canada	4,585	Automobiles
El Salto, Mexico	1,487	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	4,046	Automobiles and engines
Ormes, France	171	Power products
Atessa, Italy	760	Motorcycles, power products and engines
Barcelona, Spain	293	Motorcycles
Guangzhou, China	1,096	Automobiles
Chongqing, China	881	Power products
Greater Noida, India	1,331	Automobiles
Gurgaon, India	2,598	Motorcycles
Karawang, Indonesia	1,218	Automobiles
Alor Gajah, Malaysia	1,204	Automobiles
Lahore, Pakistan	587	Automobiles
Manila, Philippines	646	Motorcycles and power products
Laguna, Philippines	687	Automobiles
Pingtung, Taiwan	661	Automobiles
Ayutthaya, Thailand	2,546	Automobiles
Bangkok, Thailand	2,697	Motorcycles and power products
Vinhphuc, Vietnam	1,108	Motorcycles and automobiles
Sumare, Brazil	1,947	Automobiles
Manaus, Brazil	6,462	Motorcycles and power products
Gebze, Turkey	539	Automobiles

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

As of March 31, 2007, the Company’s property, with a net book value of approximately ¥23.6 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2007 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥993.8 billion, up ¥536.0 billion from the previous year. Also, total capital expenditures excluding property on operating leases for the year amounted to ¥627.0 billion, up ¥169.2 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2006	2007	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥52,246	¥68,880	¥16,634
Automobile Business	392,934	540,859	147,925
Financial Services	1,316	367,728	366,412
Financial Services (Excluding Property on Operating Leases)	1,316	933	(383)
Power Product and Other Businesses	11,345	16,394	5,049
Total	¥457,841	¥993,861	¥536,020

Total (Excluding Property on Operating Leases)	¥457,841	¥627,066	¥169,225

In the motorcycle business, we made capital expenditures of ¥68.8 billion in the fiscal year ended March 31, 2007. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities.

In the automobile business, we made capital expenditures of ¥540.8 billion in the fiscal year ended March 31, 2007. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities.

In the financial services segment, capital expenditures excluding property on operating leases amounted to ¥0.9 billion in the fiscal year ended March 31, 2007, while capital expenditures for property on operating leases were ¥366.7 billion. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2007, totaling ¥16.3 billion, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2007

Honda plans to build a new engine plant in Ogawa-machi Hiki-gun, Saitama with an investment of approximately ¥25,000 million. The annual production capacity of this new plant will be approximately 200,000 units. This new plant should begin operation in 2009. The amount of this capital expenditure is included in the plan of new auto plant in Yorii-machi Oosato-gun, Saitama with an investment of approximately ¥70,000 million, which was announced last fiscal year.

The estimated amount of capital expenditures in fiscal 2008 is shown below.

Fiscal year ended March 31, 2008
Yen (millions)
Motorcycle Business	¥92,800
Automobile Business	588,000
Financial Services	1,300
Power Product and Other Businesses	27,900
Total	¥710,000

The estimated amount of capital expenditures in fiscal 2008 for Financial Services does not include property on operating leases.

Item 4A. Unresolved Staff Comments

We do not have any unresolved written comments provided by the staff of the Securities and Exchange Commission regarding our periodic reports under the Securities and Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

During fiscal 2007, Honda set in place a number of measures aimed at global growth and advancement. To propel ourselves forward over the medium to long term, we outlined specific measures of our three initiatives that are; developing advanced systems at our production facilities in Japan, solidifying the foundation for growth in our overseas business and working to reduce our CO2 emissions on a global level by promoting innovative products and production facilities. We also accelerated efforts to strengthen the core characteristics that make Honda unique in order to continue creating new value for our customers, such as by commercializing the HondaJet and solar cell businesses, bringing these projects a step closer to reality.

As to the economic conditions surrounding Honda during fiscal 2007, although crude oil prices became relatively more stable other raw materials prices continued to significantly increase. In the United States, despite slowing growth in personal consumption and capital investment, strong economic growth continued, albeit at a slightly slower rate, and the economies of Europe sustained a gradual recovery. Rapid economic growth also persisted in Asian countries, particularly China and India. In Japan, increases in capital investments and other factors supported a gradual economic recovery, although personal consumption was lackluster.

Tumultuous change characterized the business environment in key world markets. Amid increasingly stringent competition, we remained proactive in our efforts to launch products that create new value. These undertakings paid off in the form of higher unit sales in each of our businesses—motorcycles, automobiles and power products—and revenues grew for the seventh consecutive year as each of our businesses expanded.

Despite a demanding competitive environment, increased overseas unit sales and the currency effects caused by the depreciation of the Japanese yen rose profits, but income fell for a variety of reasons. The Company benefited from positive translation effects resulting from the depreciation in the value at yen. We experienced the negative impact of changes in our model mix, as significantly increasing gasoline prices prompted a shift in demand toward compact cars. The cost of steel, aluminium and precious metals substantially increased, and selling, general and administrative expenses accompanied the rise in unit sales. R&D expenses also rose, as we spent more on safety and environmental technologies and worked to improve the attractiveness of our products. Furthermore, the gain that we posted in fiscal 2006 on the return of the substitutional portion of the Employees Pension Funds to the Japanese government was absent in fiscal 2007.

In the motorcycle business, in key Asian markets, demand for motorcycles as an essential mode of transportation continued to grow. Sales in Latin America remained strong, mainly in Brazil, where economic performance was stable.

Since mid-2005, Indonesia, which is a major market for our products in Asia, has been affected by substantially increasing gasoline prices, coupled with substantially high inflation and interest rates, which depressed overall demand. However, a turnaround in this situation from mid-2006 allowed our equity method affiliate there to stage a recovery in sales.

In the automobile business, on a global basis, a sharp rise in gasoline prices spurred demand for automobiles featuring good fuel economy, leading to steady increases in sales of Honda vehicles in North America and Europe. Sales remained strong in China, India, Brazil and other emerging economies. In particular, strong worldwide sales of the new Civic, introduced in September 2005, continued in fiscal 2007. Sales of the new CR-V, which we launched in September 2006, also recorded strong worldwide sales results and contributed to the steady expansion of unit sales.

In power products and other businesses, unit sales in the power products business increased in all regions in fiscal 2007, mainly in North America and Europe. This rise was supported by products that play a role in customer lifestyles, such as lawn mowers and generators, as well as engines for OEM*1 use in construction equipment and generators.

In December 2006, we established a subsidiary in Japan to manufacture and sell next-generation thin-film solar cells that we developed using proprietary technologies. Sales began in Japan on a limited regional basis in June 2007, and by autumn of 2007 we expect to commence mass production on an annual capacity of 27.5 megawatts and full-fledged sales.

Fulfilling an objective that Honda has set through research and development since the time of its establishment, in October 2004, we formed a joint venture with the General Electric Company, and in 2006, that venture secured orders to supply compact turbofan engines to two aircraft manufacturers. Furthering these efforts, in August 2006 we established a subsidiary in the United States to conduct R&D, manufacturing and sales of compact jets. In October 2006, we began accepting orders for HondaJet, a compact business jet. Deliveries and associated revenue are scheduled to begin in 2010.

*1:	OEM (Original equipment manufacturing)

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Fiscal Year 2007 Compared with Fiscal Year 2006

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for fiscal year 2007, ended March 31, 2007, grew 11.9%, compared with fiscal year 2006, to ¥11,087.1 billion. Behind this increase were higher unit sales in the motorcycle business in Other regions, higher overseas unit sales in the automobile business and higher unit sales in all regions in power product and other businesses, as well as the positive impact of currency effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales and operating revenue for the period would have increased by approximately 7.4%.

Domestic net sales decreased by 0.8% to ¥1,681.1 billion, but overseas net sales were up 14.5% from fiscal year 2006, to ¥9,405.9 billion.

Cost of Sales

Despite the effects of cost reduction efforts, the cost of sales rose 12.2%, to ¥7,865.1 billion. The cost of sales was affected by increased unit sales, substantially increased raw materials prices, such as steel, aluminum and precious grade metals, as well as the negative impact of currency effects caused by the depreciation of the Japanese yen.

Selling, General and Administrative Expenses / Research and Development Expenses

Selling expenses increased in line with higher unit sales, higher freight costs as the result of substantially increased crude oil prices, higher expenses related to product quality and the impact of currency effects. G&A expenses increased due mainly to the impact of currency effects and the effects from newly consolidated subsidiaries. Total of SG&A expenses rose 9.8% from fiscal year 2006, to ¥1,818.2 billion. R&D expenses also grew 8.1%, to ¥551.8 billion, as we spent more on safety and environmental technologies and worked to enhance the attractiveness of our products.

Operating Income

Operating income declined 2.0%, compared with the preceding year, to ¥851.8 billion. In addition to the above mentioned factors, changes in model mix due mainly to shift of customers’ demands towards more fuel efficient (compact) models especially in U.S. market negatively affected operating income.

Other Income and Expenses

Other income and expenses, net, fell ¥20.0 billion, due to an increase in losses on the valuation of interest rate swaps and other derivatives.

Income before income taxes, minority interest and equity in income of affiliates

Income before Income Taxes, Minority Interest and Equity in Income of Affiliates fell 4.5%, to ¥792.8 billion.

Income Tax Expense

Income tax expense decreased by 10.5%, to ¥283.8 billion. The effective tax rate was 35.8%, a decrease by 2.4 percentage points from the previous fiscal year. Additional detailed information is described in Note (10) to the accompanying consolidated financial statements.

Minority Interest in Income of Consolidated Subsidiaries

The amount deducted for minority interest in income of consolidated subsidiaries grew 31.6% from the previous year, to ¥20.1 billion, due mainly to the impact of a newly consolidated subsidiary.

Equity in Income of Affiliates

Equity in income of affiliates grew 3.8%, to ¥103.4 billion.

Net Income

Net income was down 0.8% from the previous year, to ¥592.3 billion.

In fiscal year 2006, operating income and income before income taxes, minority interest and equity in income of affiliates were impacted by the posting of a ¥138.0 billion gain on the return of the substitutional portion of the Employees Pension Funds (hereafter, “gain on return”) to the Japanese government, which also affected income after tax.

Motorcycle Business

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) in fiscal 2007 amounted to 10,369,000units, an increase of 1.0%, from the previous fiscal year. Unit sales in Japan were 337,000 units, a decrease of 8.4%. Overseas unit sales in the motorcycle totaled 10,032,000 units, an increase of 1.3%, due mainly to an increase in unit sales in Other regions, especially in Latin America. Revenue from unaffiliated customers increased 11.8%, to ¥1,370.6 billion, from the previous fiscal year, due mainly to increased unit sales and the positive impact of currency translation effects. Operating income decreased 11.7%, to ¥100.6 billion, from the previous fiscal year, due mainly to increased SG&A expenses, higher R&D expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006, offsetting the positive impact of increased profit attributable to higher revenue and positive currency effects. The Operating margin was 7.3%.

Japan

In Japan, total demand for motorcycles in fiscal year 2007, was approximately 730,000 units, down from the previous year. Demand increased for second-class motor-driven cycles (51cc–125cc) and small-size two-wheeled motor vehicles (over 251cc), but fell for first-class motor-driven cycles (up to 50cc) and mini-size two-wheeled motor vehicles (126cc–250cc).

To meet increasingly diverse customer needs, we strengthened the Honda Dream Shop and other parts of our sales network, and strove to develop even more appealing motorcycles. Nevertheless, unit sales of motorcycles fell 8.4% in fiscal year 2007, to 337,000 units.

We adopted advanced technologies from specialized racing motorcycles in small-size two-wheeled motor vehicles, and sales of the fun-to-ride and maneuverable CBR1000RR super sports model were favorable, but sales of the CB1300 Super Bol d’Or decreased. In mini-size two-wheeled motor vehicles, sales of the Hornet, a naked sports model with refined and exciting styling, were strong. On the other hand, Forza sales declined. Sales of first- and second-class motor-driven cycles, such as the Today and the Duo, decreased.

North America

Looking at calendar year 2006, demand in the United States for motorcycles, ATVs and personal watercraft came roughly equal to the previous year’s demand. Demand for road bikes grew, but demand for ATVs—particularly utility ATVs—declined.

Of this number, Honda motorcycle sales fell 18.2%, to 503,000 units, in fiscal year 2007. Sales of the CBR1000RR, a super sports model, and our new off-road model, the CRF150R, were strong, but higher interest rates and economic uncertainty impacted demand for leisure products. Particularly affected by this impact were sales of off road-models, mainly Enduro*1 models such as CRF50F and CRF70F, which dropped 15.1%, to 282,000 units.

As one of our safety initiatives, we launched the world’s first mass-market motorcycle with an airbag system, the GoldWing touring bike, in the United States and Canada.

Although sales of the FourTrax Rancher series of utility ATVs, which underwent a full model change in December 2006, were strong, total unit sales of ATVs and personal watercraft came to 221,000 units in fiscal year 2007, down 21.9%.

Europe

In calendar year 2006, total European motorcycle demand*2 increased from the previous year, to approximately 1,290,000 units, particularly in Spain due to changes in licensing systems as well as economic expansion, followed by increases in Italy, France and the United Kingdom.

In fiscal year 2007, unit sales decreased 6.8%, to 329,000 units. Sales were strong for the SH300i, which launched in December 2006. Sales of PS125i, PS150i and Silver Wing 400 scooters were also stable, as were sales of the Deauville touring bike model. However, sales of large super sports models and models mainly in the 125cc class declined.

Asia

In Asia, demand for motorcycles as an essential mode of transportation has continued to grow. In fiscal year 2007, unit sales in Asia of completed products of Honda and its consolidated subsidiaries, and unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, declined 0.2%, to 7,895,000 units.

The Honda Group is working hard to expand local businesses in the region through its active promotion of local procurement of parts used in overseas production. In Asia, this strategy has resulted in an increase in sales of Honda-brand motorcycles that are manufactured and sold by affiliates accounted for under the equity method in India and China, but do not include any parts supplied by Honda or its consolidated subsidiaries, therefore not included in the consolidated unit sales.

Total demand in India in calendar 2006 expanded to approximately 8,390,000 units, buoyed by growing market of motorcycles which is the largest category. Hero Honda Motors Limited, an affiliate accounted for under the equity method, enjoyed strong sales of its mainstay Splendor, Splendor Plus and Super Splendor models. In December 2006, the Company launched the new CD Dawn and CD Deluxe models, which feature class-leading fuel efficiency. Honda Motorcycle and Scooter India Private Limited, a consolidated subsidiary, reported strong sales of the Shine equipped with a newly developed engine and the Activa scooter. In India in fiscal year 2007, total unit sales of completed motorcycles of Honda and its consolidated subsidiaries, and unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, grew 10.3%, to 2,134,000 units.

In calendar year 2006, the Indonesian market experienced increasing inflation and interest rates, caused by a sharp rise in gasoline prices, which substantially dampened consumer purchasing power in the first half of the year. Fortunately, a mid-year monetary policy relaxation helped ease the inflation rate. Companies in Indonesia responded by strengthening measures to expand sales, but total demand fell to approximately 4,630,000 units nevertheless. P.T. Astra Honda Motors, an affiliate accounted for under the equity method, experienced strong sales of Vario, a automatic transmission (AT) equipped scooter launched in September 2006. Sales of Karizma by P.T. Astra Honda Motors, however, declined. As a result, in fiscal year 2007 total unit sales of completed motorcycles of Honda and its consolidated subsidiaries, and unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, fell 7.7%, to 2,467,000 units from the previous fiscal year.

In Thailand, total demand in calendar year 2006 came to approximately 2,060,000 units, down from the previous year. A maturing motorcycle market, the sharp rise in gasoline prices, political upheaval and irregular weather all had some impact on these results. Unit sales in fiscal year 2007 fell 7.5%, to 1,401,000 units from the previous year, although two AT-equipped scooters—the Click, which launched in fiscal year 2006, and the Air Blade, which went on sale in June 2006—were favorable.

Total demand for motorcycles in Vietnam in calendar year 2006 benefited greatly from the country’s thorough abolition of a regulation limiting riders to one per motorcycle. This move caused the market to expand and pushed up demand to approximately 2,370,000 units. Similarly, in fiscal year 2007, unit sales significantly increased 25.3%, to 787,000 units.

China’s 2005 implementation of Euro2 emission standards caused motorcycle demand to plunge, but in calendar year 2006, this demand returned to 2004 level, expanding to approximately 14,830,000 units. Sundiro Honda Motorcycle Co., Ltd., an affiliate accounted for under the equity method, experienced strong sales of the M-Power, which launched in June 2006. Sales of the Fight Hawk, featuring a large half cowl, were also strong. Similarly, another affiliate accounted for under the equity method, Wuyang-Honda Motors (Guangzhou) Co., Ltd., introduced the SCR110—the first model in China to be equipped with programmed fuel injection (PGM-FI)—in September 2006. In February 2007, the company also launched the SCR125 sports bike. Both models enjoyed favorable sales. As parts for manufacturing these new models are not supplied by Honda or its consolidated subsidiaries, their numbers are not included in Honda’s consolidated unit sales. For this reason, together with the decrease in unit sales of other models, total unit sales of completed motorcycles of Honda and its consolidated subsidiaries, and unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, fell 39.3%, to 204,000 units.

To meet increasing demand in the region, two new plants began operations—one in the Philippines in May 2006, and the other in July in Pakistan.

Other Regions

Other regions—including Latin America, the Middle & Near East, Africa and Oceania—unit sales grew 26.9%, to 1,305,000 units from the previous fiscal year. In Brazil, where economic performance was stable, Honda posted solid sales of such models as the Biz 125 and the CG125 Fan.

In June 2006, we began local production in Argentina to meet rising demand.

*1	Enduro

A motor sport involving long races on relatively flat off-road courses and lasting between two and 12 hours

*2	Motorcycle registrations in Europe (10 countries)

Automobile Business

Honda’s unit sales of automobiles amounted to 3,652,000 units, up 7.7% from the previous fiscal year. In Japan, unit sales decreased 3.4%, to 672,000 units. Overseas unit sales increased 10.6%, to 2,980,000 units, due mainly to increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers increased 11.0%, to ¥8,889.0 billion, from the previous fiscal year, due to increased unit sales and the positive impact of the currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales and operating revenue for the period would have increased by approximately 7.0%. Operating income decreased 4.6%, to ¥599.5 billion, from the previous fiscal year, due mainly to the negative impact of changes in the model mix, substantially increased raw material costs, increased SG&A expenses, higher R&D expenses and the gain on return recorded in the fiscal year ended March 31, 2006, which offset the positive impacts of higher revenue attributable to the increased unit sales, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen. The operating margin was 6.7%.

Japan

Total automobile demand in Japan in calendar year 2006 remained largely unchanged, at around 5,740,000 units. With the number of mini cars increased and the number of registered vehicles declined.

In fiscal year 2007, unit sales declined 3.4%, to 672,000 units. Although Honda’s sales of the Zest and new Stream, CR-V and Crossroad models increased, sales of the Step Wagon, Life and Airwave decreased. In July 2006, Honda introduced the new Stream, a stylish model that offers powerful driving performance. In October, the new CR-V also went on sale. This model features advancements in design, user-friendliness and driving performance, as well as an increased number of advanced safety features. In February 2007, Honda launched the Crossroad. This new model combines the handling ease of a compact car with the rugged exterior and versatility of an SUV.

Since integrating our sales channels in March 2006, sales have increased for mini cars and other vehicles used to be sold exclusively by each channel.

In the mini car segment, Honda strengthened its capital relationship with Yachiyo Industry Co., Ltd., strengthening its alliance with the Company. The objective of this move was to strengthen Honda’s ability to develop highly competitive products and strengthen its business in this segment.

North America

In calendar year 2006, total demand in the United States was down to approximately 16,550,000 units. Impacted by the sharp rise in gasoline prices, demand for fuel-efficient vehicles expanded, while sales of large SUVs and pickup trucks was stagnant.

Total North American unit sales in fiscal year 2007 came to 1,788,000 units, up 6.3% from the previous year. Unit sales in the passenger car segment benefited from the April 2006 introduction of the Fit, but sales of Acura-brand cars declined, causing overall unit sales in this segment to be approximately the same level as the previous fiscal year. In the light truck segment, on the other hand, the new Acura RDX—an entry-premium SUV—launched in August. The CR-V, a compact SUV which underwent a full model change, went on sale in September, and the new Acura MDX, a premium SUV, launched in October. A favorable market response to these new models strengthened overall sales performance in this region.

To increase the local production of powertrain components, in May 2006 we started operating a new automatic transmission plant in Georgia. The Pilot, which was being manufactured on the second line of our plant in Canada, was transferred to Honda’s plant in Alabama in February 2007 and the second line of our plant in Canada began manufacturing the Civic in April 2007, raising annual capacity by 60,000 units, so as to respond to heightened demand for fuel-efficient vehicles.

Honda vehicles were selected as Top Picks in three of the 10 automobile categories rated by U.S. Consumer Reports magazine for 2007 models, earning particularly high marks for their fuel efficiency and safety performance. Earning top place were the Civic in the small sedan category, the Accord in the family sedan category and the Fit in the budget car category.

Europe

Total demand in Europe* in calendar year 2006 amounted to approximately 14,620,000 units, roughly the same level as in 2005.

Unit sales for fiscal year 2007 climbed 11.3%, to 324,000 units from the previous year. Recording strong sales results were the five-door Civic and the Accord, as well as the CR-V, a compact SUV that was launched in January 2007 which underwent a full model change, and the three-door Civic.

In production, consolidated subsidiary Honda of the U.K. Manufacturing Ltd. responded to rising demand for the Civic and the CR-V, ramping up to full production in calendar year 2007 by starting two-shift production in February at its second plant. The company is strengthening its production system through the gradual transfer of diesel engine production from Japan.

Asia

In Asia in fiscal year 2007, total unit sales of completed automobiles of Honda and its consolidated subsidiaries, and unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, grew 19.0%, to 620,000 units from the previous fiscal year.

Total demand amounted to approximately 5,200,000 units in China in calendar year 2006, rising substantially from the previous year. Particularly strong were sales of the City by Guangzhou Honda Automobile

Co., Ltd., an affiliate accounted for under the equity method, and Civic sales by Dongfeng Honda Automobile Co., Ltd., also an equity-method affiliate. In September 2006, the Acura brand was introduced in China, in the brand’s first launch outside North America, through sales of the Acura RL and the Acura TL. In fiscal year 2007, total unit sales of completed automobiles of Honda and its consolidated subsidiaries, and unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, significantly increased 37.6%, to 361,000 units from the previous fiscal year. In production, in September 2006 operations began at the second plant of Guangzhou Honda Automobile Co., Ltd., which has an annual production capacity of 120,000 units. In March 2007, production also began at a new plant in China that manufactures automobile transmissions and other powertrain components. These advances are in line with Honda’s move to strengthen its structure to meet burgeoning Chinese demand.

In India, where the market continues to expand, an Indian-made Civic model went on sale in July 2006, contributing to higher unit sales.

In Vietnam, consolidated subsidiary Honda Vietnam Co., Ltd., began local production of the Civic in July 2006.

Other Regions

Due to expansion in Latin America, the Pacific, and the Middle & Near East, unit sales in Other regions rose 23.4% in fiscal year 2007, to 248,000 units.

In Brazil, Honda began local production of the Civic in April 2006, and sales of this model were strong. In November 2006, we introduced the Civic FFV, a flexible-fuel vehicle that runs on 100% ethanol or any gasoline– ethanol mixture, followed by the launch of the Fit FFV in December. Australian sales of the Civic, Jazz and the new CR-V were strong.

*	Source: European Automobile Manufacturers’ Association (ACEA), passenger car category (15 countries in the European Union, three countries in the European Free Trade Association)

Power Products and Other Businesses

Honda’s unit sales of power products totaled 6,421,000 units, up 9.3% from the previous fiscal year. In Japan, unit sales totaled 527,000 units, an increase of 8.2%. Overseas unit sales came to 5,894,000 units, an increase of 9.4%, due mainly to increased unit sales in North America and Europe. Revenue in power products and other businesses, including intersegment sales within Honda, increased 14.7%, to ¥438.9 billion, from the previous fiscal year, due mainly to increased unit sales of power products and the positive impact of currency translation effects. Operating income was ¥36.1 billion, an increase of 0.6% from the previous fiscal year, due mainly to the positive impact of increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006. The operating margin was 8.2%.

Japan

In Japan, unit sales rose 8.2%, to 527,000 units from the previous fiscal year. Sales of snowblowers, compact home-use cogeneration systems*1, the GX-series engines supplied to pump and generator manufacturers on an OEM*2 basis applications increased.

North America

In North America, sales were strong for GCV series engines—mainly for OEM use in lawn mowers, as well as GX- and GC-series engines for such OEM applications as generators and high-pressure washers. Sales of completed equipment expanded, due to Honda’s introduction of the new HRR lawn mower, but sales of generators declined as a result of overall market shrinkage. As a result of these factors, unit sales from power product grew 9.8% in fiscal year 2007, to 3,103,000 units.

During the year, J.D. Power and Associates of the United States accorded Honda the highest ranking for the third consecutive year in the electronic fuel-injected (EFI) four-stroke outboard segment.

Europe

In Europe, OEM sales of GCV-series engines for lawn mowers were favorable, as were sales of GX-series engines for OEM use in generators and construction equipment. As a result, unit sales grew 10.0%, to 1,625,000 units.

Asia

Unit sales in Asia expanded 6.0%, to 760,000 units, due to increased sales of pumps and other equipment in China and India.

Other Regions

In other regions, increased unit sales of GX-series engines for OEM production, mainly in Latin Africa, pushed up sales 10.3%, to 406,000 units from the previous fiscal year.

In fiscal year 2007, Honda introduced two four-stroke outboard engines, the BF90 and BF75 that underwent a full model change, responding to needs throughout the world by simultaneously addressing demands for high levels of both environmental performance, power performance and fuel efficiency. Honda also began sales in Japan of the EU55is generator, which employs electromagnetic inverter technology to supply a high level of power, but emit a low level of noise, and of the EU6500is generator in North America. In Japan, we introduced a compact home-use cogeneration system with improved generation efficiency which underwent a full model change. We also launched this model in the United States. In addition, Honda launched the Punch X compact tiller in Japan, and the F501 and FE500 compact tillers in Europe which underwent a full model change. In China, we launched the new EM10000 high-output 10kVA generator, which is compact and equipped with a newly developed alternator.

*1:	Compact, home-use cogeneration system

Honda has combined its original electromagnetic inverter technologies with the world’s smallest(i) natural gas engine (GE160V) in an efficient layout to create a small, lightweight cogeneration unit. Due to its compactness, the unit can be installed in the home and boasts an overall energy efficiency of 85%. It also emits approximately 30% less carbon dioxide than conventional natural gas-powered generators or hot-water heating units using natural gas.(ii)

(i):	A Honda development, the reciprocal gas enjine

(ii):	Data from Honda test results. Data compares electricity from the grid with hot-water heating units that use natural gas.

*2:	OEM (Original equipment manufacturing)

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Financial Services Business

Honda offers a variety of financial services to its customers and dealers, with the aim of supporting sales of Honda products. These services are provided through finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil and Thailand.

In fiscal year 2007, net sales of our financial services business, including intersegment sales within Honda, rose 32.9%, to ¥413.3 billion from the previous fiscal year, due mainly to a higher loan balance accompanying the expansion of automobile business in North America, increased net sales in operating leases, as well as positive currency translation effects. Operating income also expanded 27.6%, to ¥115.5 billion from the previous fiscal year, due mainly to the increased profit attributable to higher revenue benefiting from a higher loan balance and positive currency translation effects, which offset the negative impact of the increased interest rates. The operating margin came to 28.0%.

Our finance subsidiaries in North America have historically accounted for all leases as direct finance leases. However, starting in the year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases. Generally, direct financing lease revenues and interest income consist of the recognition of finance lease revenue at inception of the lease arrangement and subsequent recognition of the interest income component of total lease payments using the effective interest method. In comparison, operating lease revenues include the recognition of the gross lease payment amounts on a straight line basis over the term of the lease arrangement, and operating lease vehicles are depreciated to their estimated residual value on a straight line basis over the term of the lease. It is not anticipated that the differences in accounting for operating leases and direct finance leases will have a material net impact on the Company’s results of operations overall, however, operating lease revenues and associated depreciation of leased assets do result in differing presentation and timing compared to those of direct financing leases.

Information about allowance for credit losses is provided at Item 5. Operating and Financial Review and Prospectus A. Operating Results. Information about finance subsidiaries-receivables and securitizations is described in Note (3) to the accompanying consolidated financial statements.

Geographical Information

Japan

In Japan, revenue from domestic and export sales was ¥4,774.1 billion, up 7.6% compared to the previous fiscal year, due primarily to the increased revenue from exports in automobile business which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was ¥228.1 billion, down 38.5%, compared to the previous fiscal year, due primarily to the negative impact of the changes in the model mix, substantially increased raw material costs, increased SG&A expenses, increased R&D expenses and the absence of a gain on the return of the substitutional portion of the Employee Pension Funds of the Japanese government which was present in fiscal year 2006, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen. Operating margin was 4.8%.

North America

In North America, which mainly consists of the United States, revenue increased 9.9%, to ¥6,172.6 billion, due mainly to increased unit sales in the automobile business and the positive impact of currency translation effects. Operating income increased 29.1%, to ¥456.8 billion, from the previous fiscal year, due primarily to the positive impacts of increased profit attributable to higher revenue, continuing cost reduction effects, decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impacts of the change in model mix and substantially increased raw material costs. The operating margin was 7.4%.

Europe

In Europe, revenue increased 13.3%, to ¥1,347.7 billion, compared to the previous fiscal year, due primarily to increased unit sales in the automobile and power product businesses and the positive impact of currency translation effects. Operating income increased 21.6%, to ¥31.9 billion, from the previous fiscal year, due mainly to the positive impacts of increased profit attributable to higher revenue, continuing cost reduction and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impacts of the change in model mix and increased SG&A expenses. The operating margin was 2.4%.

Asia

In Asia, revenue increased 27.5%, to ¥1,271.4 billion from the previous fiscal year, due primarily to increased unit sales in the automobile business and the positive impact of currency translation effects. Operating income increased 18.7%, to ¥77.1 billion, from the previous fiscal year, due mainly to the positive impacts of increased profit attributable to higher revenue, which offset the negative impact of increased SG&A expenses. The operating margin was 6.1%.

Other Regions

In other regions, revenue increased 39.5%, to ¥797.6 billion, compared to the previous fiscal year, due mainly to increased unit sales in all of the business segments and the positive impact of currency translation effects. Operating income rose 26.4%, to ¥72.2 billion, from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue, and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of increased SG&A expenses. The operating margin was 9.1%.

As described in Note (1) (v) and Note (2) to our consolidated financial statements, certain revisions for misclassifications and reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007.

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

Selling, General and Administrative Expenses / Research and Development Expenses

SG&A expenses for fiscal 2006 increased by ¥143.1 billion or 9.5%, to ¥1,656.3 billion, reflecting increased expenses from higher revenue and increased advertisement expenses and freight costs due to rising prices of crude oil which offset the positive impact of decreased in provision for credit and lease residual losses on finance subsidiaries-receivables.

R&D expenses increased by ¥42.6 billion or 9.1%, to ¥510.3 billion.

Operating Income

Operating income amounted to ¥868.9 billion, which was an increase by 37.7% from the previous fiscal year.

This was primarily due to positive currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, continuing cost reduction effects and gain on return, which offset the negative impact of increased SG&A and R&D expenses.

Income before Income Taxes, Minority Interest and Equity in Income of Affiliates

Income before income taxes, minority interest and equity in income of affiliates was up 24.2%, to ¥829.9 billion. Other income & expenses, net decreased by ¥76.4 billion from the previous fiscal year, due mainly to decline in gains on derivative instruments.

Income Tax Expense

Income tax expense increased by 18.9%, to ¥317.1 billion. The effective tax rate was 38.2%, a decrease by 1.7 percentage points from the previous fiscal year. Additional detailed information is described in Note (10) to the accompanying consolidated financial statements. The prior year income taxes in 2005 are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motorcycle business in Brazil.

Equity in Income of Affiliates

Equity in income of affiliates increased by 3.7%, to ¥99.6 billion.

Net Income

Net income amounted to ¥597.0 billion, an increase of 22.8%.

Basic net income per common share amounted to ¥324.33, compared with ¥260.34 in fiscal 2005.

The gain on “return” of ¥138.0 billion which was recorded in the fiscal year ended March 31, 2006, was included in the result of consolidated operating income and consolidated income before income taxes. Accordingly, the result of amount of the relevant income after tax that was recorded by the “return” was included in the consolidated net income for the fiscal year ended March 31, 2006.

Business segments

Motorcycle Business

In fiscal 2006, domestic unit sales of motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) fell 2.6%, to 368,000 units. Overseas unit sales fell 2.0%, to 9,903,000 units, mainly due to a decrease in unit sales of parts for local production at affiliates accounted for under the equity method in Asia*.

As a result, total unit sales of motorcycles amounted to 10,271,000 units, down 2.0% compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the motorcycle segment increased 11.7%, to ¥1,225.8 billion, due mainly to the positive impact of the currency translation effects and the change in model mix, offsetting negative impact of decreased unit sales. Operating income increased by 64.4% to ¥113.9 billion, due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, offsetting the negative impact of the increase in SG&A and R&D expenses. The operating margin was 9.3%.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Such products amounted 2,600 thousand units for the fiscal year.

Japan

In Japan, unit sales declined 2.6%, to 368,000 units. Sales of small-sized motorcycles (over 250cc) increased, supported by strong demand for sports bikes, as did sales of mini-sized motorcycles (126cc–250cc), which benefited from strong sales of scooters. However, sales of first-class motor-driven cycles (up to 51cc) and second-class motor-driven cycles (51cc–125cc) fell, in market demand, and affected overall unit sales.

In the small-sized motorcycle category, the CB1300 Super Bol D’Or and the CB400 Super Bol D’Or—featuring a newly designed half-cowl for improved riding stability—generated strong sales. With respect to mini-sized motorcycles, we enjoyed strong sales of the Forza series due to strong demand centered on customers in their 30’s. The motor-driven cycle category, types 1 and 2, recorded declines in sales of Today and Crea Scoopy models, although sales of Zoomer bikes were favorable.

North America

In North America, unit sales declined 4.4%, to 615,000 units. We recorded strong sales of the VTX1300 series of cruisers and two models released at the end of the previous fiscal year: the CRF450X off-road bike and the CBR600RR sports model. Overall sales of off-road vehicles were down, however, due to substantially increased fuel prices. As a result, unit sales of models in the motorcycle segment fell 4.0%, to 332,000 units.

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

In that region, we enjoyed strong sales of SH150i and SH125i scooters and the CB600F Hornet, a “naked” sports bike that underwent minor changes. Also popular was the Deauville touring bike, which underwent a full model change in February 2006. We have already released the Forza series of large scooters, which have been well received in Japan, and in February 2006 we released the CBF1000 touring sports bike, equipped with an engine based on that found in the CBR1000RR. Both models have proven popular among European customers. In these ways, we delivered products that met the needs of customers in the intensely competitive market for commuter vehicles and in the growing market for large scooters.

Asia

In Asia, demand for motorcycles as an essential mode of transportation has continued to grow. Total unit sales of motorcycles made by Honda and its subsidiaries, as well as of motorcycle parts sold to regional affiliates accounted for under the equity method, declined 3.5%, to 7,907,000 units.

Honda is working hard to expand local businesses in the region through its active promotion of local procurement of parts used in overseas production. This strategy has resulted in a sharp increase in 100% locally procured models made by our affiliates in India and China that are not included in Honda’s unit sales.

In India, we enjoyed healthy sales of core models made by our affiliate, Hero Honda Motors Limited (HHML). These included two 125cc models—Super Splendor, which went on sale at the end of the previous fiscal year, and Glamour, which launched in June 2005—as well as the 100cc CD Deluxe. In January 2006, HHML launched the Pleasure. Honda Motorcycle & Scooter India (Private) Limited (HMSI), a consolidated subsidiary, recorded strong sales of the Unicorn, its first motorcycle, and the Activa scooter. Combined sales in India of completed vehicles by Honda and consolidated subsidiaries, as well as sales of unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, totaled 1,934,000 units, down 865,000 from the previous fiscal year.

In Indonesia, P.T. Astra Honda Motors (AHJ), an equity-method affiliate, posted healthy sales of its Supra series, centering on the Supra X 125, which went on sale in June 2005, and the Supra Fit, which underwent a full model change in August 2005. Also popular was the Supra X 125 PGM-FI, which was added to the lineup in December 2005 and features PGM-FI for superior fuel economy and drivability. In September 2005, we commenced production at a third new plant, strengthening our annual capacity by 1 million units, to 3 million. In Indonesia, combined sales of finished vehicles by Honda and consolidated subsidiaries, as well as sales of unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate, grew 18.0%, to 2,672,000 units.

In Thailand, we enjoyed strong sales of the Wave125, which underwent a minor model change in April 2005, and the Wave100, following a full model change in April 2005. In February 2006, we launched the Click scooter with the first automatic transmission developed for the Asian market. Unit sales in Thailand of completed vehicles by Honda and consolidated subsidiaries grew 1.7%, to 1,514,000 units.

In China, Sundiro Honda Motorcycle Co., Ltd., an affiliate accounted for under the equity method, posted strong sales of the Storm, released in April 2005, and the Wiz, released in June 2005. Another equity-method affiliate, Wuyang-Honda Motors (Guangzhou) Co., Ltd., recorded strong sales of the SCR100, GL125 and other core scooter models. Due to market confusion stemming from the adoption of Euro2* emission standards, as well as suppression of purchases following the announcement of an upcoming reduction in consumption tax, combined unit sales in China of completed vehicles by Honda and consolidated subsidiaries fell 97,000 units from the previous term, to 336,000 units. However, this figure does not include sales of 100% locally procured Honda-brand vehicles manufactured and sold by affiliates accounted for under the equity method.

Other Regions

In other regions—covering Latin America, the Middle & Near East, Africa and Oceania—unit sales grew 10.4%, to 1,028,000 units.

In Brazil, where economic performance was stable, we posted strong sales of the core CG150 Titan and CG125 Fan models. Following a full model change in September 2005, the Biz 125, aimed at young people and women, was also popular.

In the Middle & Near East and Africa, we enjoyed strong sales of the Chinese-made CGL125 and the Japanese-made XL125.

*	Euro2 (motorcycles)

Extremely stringent exhaust emission regulations for motorcycles implemented in Europe from 2003. Euro2 regulations are relatively recent and stringent standards. China began employing Euro2 regulations from the 2005 model year, and Indonesia and Brazil are also employing these regulations. (Even more stringent Euro3 emission regulations are being implemented in Europe in 2006.)

Automobile Business

Domestic unit sales of automobiles in fiscal 2006 fell 2.2%, to 696,000 units and overseas unit sales increased by 6.5%, to 2,695,000 units. Consequently, total unit sales of automobiles grew 4.6%, to 3,391,000 units, compared to the previous fiscal year. Net sales from sales to unaffiliated customers in the automobile segment increased 14.9%, to ¥8,004.6 billion, due to the positive currency translation effects and increased unit sales mainly in North America and Europe. Operating income increased by 38.9% to ¥628.3 billion, due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, an increase in profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, which offset the negative impact of increase in SG&A and R&D expenses. The operating margin was 7.9%.

Japan

Total domestic automobile demand in Japan in calendar year 2005 remained largely unchanged, at around 5,860,000 units. For Honda, however, unit sales in fiscal 2006 edged down 2.2%, to 696,000 units, due to lower sales of Fit, Elysion and Odyssey models. This was despite the launch of the new Air Wave wagon and the Zest, as well as higher sales of the Step Wagon, which underwent a full model change.

In April 2005, we introduced the all-new Air Wave station wagon, featuring high utility in a compact body. In May, we released the new Step Wagon, after lowering the vehicle’s floor level and center of gravity and providing a more user-friendly body size, more internal space and sedan-like driving performance and comfort. In September 2005, we launched the new Civic, featuring an innovative, monoform design and more ample interior space. In March 2006, we commenced sales of the new Zest mini car, incorporating low-floor design technology for greater cabin room, occupant access and storage space.

In addition to these and other products with new levels of value, we enhanced marketing efficiency by deploying advanced information technologies while reinforcing our sales and service capabilities. In these ways, Honda strove to maximize the lifetime satisfaction of its existing customers in Japan, whose numbers are around 9.0 million.

North America

In calendar 2005, automobile demand in the United States remained high, at around 16,990,000 units.

In the passenger car segment, we reported an increase in unit sales of the new Civic model, which offers excellent safety features and superb fuel economy. Sales of the Acura RL and the Acura TSX, a sport sedan, were also stable. In the light truck segment, the all-new Ridgeline, a next-generation truck launched in March 2005, attracted strong demand, as did the Pilot, a mid-class SUV, and the Odyssey mini-van. As a result, overall sales in North America grew 6.8%, to 1,682,000 units.

In October, we launched a new Brazilian-made Fit model in Mexico. Further north, in November we released the Acura CSX, an Acura-brand entry model aimed designed specifically for the Canadian market.

In fiscal 2006, we received “North American Car and Truck of the Year” awards for the Civic and the Ridgeline, marking the first time in history that the same manufacturer has won both categories at the same time. In addition, Honda vehicles were selected as Top Picks in five of the 10 automobile categories rated by U.S. Consumer Reports magazine for 2006 models. These rankings reflect excellent feedback on our introduction of models in the passenger car and light truck categories that offer excellent fuel performance and safety features.

Europe

In Europe, overall automobile demand remained almost unchanged in calendar year 2005, at around 17,660,000 units. Nevertheless, Honda’s unit sales in fiscal 2006 climbed 9.0%, to 291,000 units. This was due mainly to increased sales of the five-door Civic, released in January 2006 after a full model change that resulted in a well-received sporty and sophisticated design, and the FR-V series, which benefited from the addition in August 2005 of a version with the Honda-developed i-CTDi*1 diesel engine, and continued strong sales of the Jazz. To meet growing demand for diesel-powered vehicles in the region and to fortify out our manufacturing system, Honda of the U.K. Manufacturing Limited began assembling diesel engines. We included a diesel model in the new five-door Civic line, and the Accord and CR-V are also available with Honda-developed diesel engines. In these ways, we enhanced our competitiveness in the extremely challenging European market.

Asia

In Asia, total unit sales of parts to Honda’s affiliates accounted for under the equity method for purposes of local production by such affiliates in the aggregate edged up 1.8%, 521,000 units.

In China, the passenger car market expanded considerably, with demand reaching around 3.20 million in calendar year 2005. Guangzhou Honda, an affiliate accounted for under the equity method, recorded healthy sales of the popular Accord and Odyssey models. Another equity-method affiliate, Dongfeng Honda, enjoyed strong sales of the CR-V. Total unit sales in China of completed vehicles by Honda and its subsidiaries, as well as sales of component parts sets for production to equity method affiliates amounted to 263,000 units, on a par with the preceding year.

In February 2006, Dongfeng Honda expanded its capacity to 120,000 vehicles per year, in an effort to meet rapidly expanding Chinese demand. Further, in June 2005 Guangzhou Honda became the first passenger car maker in China to export vehicles to Europe from a plant that specializes in the production of export models. In these ways, Honda will continue using its accumulated China-related expertise to deliver top-level products in terms of quality and cost.

Demand continued to expand on other Asian markets, with major increases in sales of the City in Pakistan, India and elsewhere. Sales were also up in Taiwan, contributing to sales in the Asian region. In terms of manufacturing and R&D, we expanded manufacturing capacity at our plant in India and established an R&D location in Thailand. These are a few examples of Honda’s efforts to build up its systems to respond swiftly to diversifying local needs

Other Regions

Unit sales in other regions grew 14.2%, to 201,000 units, thanks mainly to increased sales in Latin America, Oceania and the Middle & Near East.

In Brazil, sales of the locally produced Fit increased. In Australia and the Gulf states, we posted healthy sales of the Accord, Civic and other models.

*1:	i-CTDi

This is a proprietary diesel engine developed by Honda that optimizes combustion through the adoption of a high-pressure fuel injection system, combined with a newly developed emission treatment system. The i-CTDi is also compliant with Euro4 emission standards for 2005.

Power Product and Other Businesses

Domestic unit sales of power products in fiscal 2006 increased 12.7%, to 487,000 units. Overseas unit sales increased 10.7%, to 5,389,000 units. Accordingly, total unit sales of power products rose 10.9%, to 5,876,000 units, compared to the previous fiscal year.

Net sales from power products and other businesses, including sales between segments, climbed 11.6%, to ¥382.5 billion, due mainly to increased unit sales. Operating income increased 86.3% to ¥35.9 billion, due mainly to positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and gain on “return”, which offset the negative impact of the increase in SG&A expenses. The operating margin was 9.4%.

Japan

In Japan, unit sales of power products rose 12.7%, to 487,000 units, due largely to increases in sales of the GX series of general-purpose engines supplied to pump manufacturers on an OEM basis, as well as higher sales of imported engines made by Honda in Thailand and China.

North America

In North America, unit sales grew 12.5%, to 2,827,000 units. Stable demand for power generation equipment provided a strong increase in sales of both completed products and engines supplied on an OEM*1 basis. Within the engine category, strong sales of large-scale models in the GX series have enabled Honda to create a new market for completed equipment. Our North American business also benefited from healthy sales of inverter-equipped mobile generators for camping and leisure use, as well as large-scale power generation equipment.

Europe

Unit sales in Europe grew 12.8%, to 1,477,000 units, bolstered by stable demand for GCV135/160 engines for lawn mower use, as well as construction equipment and GX general-purpose engines for use in tillers. Among completed products, the new HRX push lawn mower generated a considerable sales increase, encouraged by favorable weather.

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

Other Regions

In other regions, unit sales climbed 10.5%, to 368,000 units. In Brazil, sales were strong for locally made GX series engines, which became more price-competitive as a result of further cuts in component procurement costs.

In Australia, we posted higher sales of green products, including the environmentally friendly HRU series of push lawn mowers and UMK series lawn mowers.

During the year, Honda released the iGX440 general-purpose engine in Japan, United States, Europe and elsewhere. Highly friendly to the environment, the iGX440 features a new, world first electronic governor*2 technology that regulates engine speed and thus improves responsiveness to varying engine loads. In Japan, we incorporated the iGX440 into the newly launched HSM1590i, a mid-sized hybrid snow plow featuring a gasoline engine for removing snow and an electric motor for travel motion. The combination of the two power units facilitates switching between work modes and enhances user-friendliness. The new product has received favorable response from customers.

In March 2006, we released the Monpal ML200, a stylish four-wheel scooter with a comfortable ride and high maneuvering stability. It is the first commercially available vehicle to feature visibility enhancement design, adapted from the Honda ASV-3*3 advanced safety research vehicle.

Meanwhile, diffusion of our compact, home-use cogeneration system*4 increased in Japan. In fiscal 2006, sales increased firmly in line with growing worldwide environmental awareness. Since January 2006, Tokyo Gas Co., Ltd., became a new distributor of this system.

*1: Original equipment manufacturing (OEM)

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

*2: STR governor (electronic governor)

This system uses an electronic control unit (ECU) to constantly monitor throttle aperture and speed, so that even if the engine load changes the electronic control adjusts the throttle to maintain a pre-established speed.

STR: Self-tuning regulator

Governor: A device that regulates engine speed, maintaining a constant engine speed, regardless of load fluctuations

*3: ASV (Advanced Safety Vehicle)

Japan’s Ministry of Land, Infrastructure and Transport promotes this project for the development of advanced safety vehicles, which all manufacturers of automobiles and motorcycles join voluntarily. The first phase of this project, ASV-1 (Apr.1991–Mar.1996), studied technical possibilities. ASV-2 (Apr.1996–Mar.2001) involved research and development on practical applications, while ASV-3 (Apr.2001–Mar.2006) used technology to inter-vehicle communication technologies.

In September 2005, Honda succeeded in the creation of its ASV-3. Using inter-vehicle communication technologies to avoid collision by determining distances between vehicles, this vehicle provides features to warn of and attempt to avoid collisions, bypass collisions and minimize damage, and provide post-collision assistance.

*4: Compact, home-use cogeneration system

By using natural gas to produce both heat and electricity, cogeneration units use energy sparingly and significantly reduce the burden that these tasks place on the environment.

Financial Services

Honda offers a variety of financial services to its customers and dealers, with the aim of supporting sales of Honda motorcycles and automobiles. These services are provided through finance subsidiaries in the United States, Japan, Canada, the United Kingdom, Germany, Brazil and Thailand. In fiscal 2006, net sales of our financial services business, including inter-segment sales within Honda, rose 20.0%, to ¥310.9 billion, due mainly to stable demand for automobiles in North America, as well as the effect of increased foreign exchange translations. Operating income edged up 0.8%, to ¥90.5 billion, benefiting from a higher loan balance accompanying expansion of our business, as well as a reduction in selling, general and administrative expenses, which outweighed the negative effects of increased interest rates for fund-raising purposes.

Information about allowance for credit losses is provided at Item 5. Operating and Financial Review and Prospects A. operating Results. Information about finance subsidiaries-receivables and securitizations is described in Note (3) to the accompanying consolidated financial statements.

Geographical Information

Geographical information are based on the location of the Company and its subsidiaries.

Japan

Net sales in Japan were ¥4,437.8 billion, up by 7.2% from the previous fiscal year, due mainly to increased export sales in the automobile business and increased revenue in the motorcycle, power product and other businesses, which offset the negative impact of decreased unit sales in domestic automobile business. Operating income in Japan was ¥370.9 billion, up by 100.6%, due primarily to the positive impact of the currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and continuing cost reduction effects and gain on “return” of ¥138.0 billion, which offset the negative impact of the increase in SG&A and R&D expenses.

North America

Net sales in North America, which mainly consists of the United States, increased by 19.4% from the previous fiscal year to ¥5,616.3 billion, due mainly to positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income in North America increased by 10.2% to ¥353.9 billion, due primarily to the positive impact of currency effects caused by the depreciation of the Japanese yen and the increased profit attributable to higher revenue, which offset the negative impact of the increase in SG&A expenses.

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

Other Regions

Net sales in Other Regions increased by 22.7% to ¥571.6 billion compared to the previous fiscal year, due mainly to positive impact of the currency translation effects and the increased revenue in all of Honda’s business segments mainly in Latin America. Operating income increased by 72.2% from the same period of the previous year to ¥57.1 billion, due mainly to the positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and continuing cost reduction effects, offsetting the negative impact of the increase in SG&A expenses.

As described in Note (1) (v) and Note (2) to our consolidated financial statements, certain revisions for misclassifications have been made. Also, certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007.

Application of Critical Accounting Policies

Critical accounting policies are those which require us to apply the most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and which may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations.

The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in Note (1) to the accompanying consolidated financial statements.

We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our products for specific periods of time.

Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors.

We recognize costs for general warranties on products we sell and product recalls. We provide for estimated warranty costs at the time products are sold to customers or the time new warranty programs are initiated. Estimated warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. Since suppliers typically warrant these parts, the expected receivables from warranties of these suppliers are deducted from our estimates of accrued warranty obligations.

We believe our accrued warranty liability is a “critical accounting estimate” because changes in the calculation can materially affect net income, and require us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty cost accruals to determine their adequacy of the accrual. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

Additional detailed information about the changes in provisions for the product warranties for each of the years in the two-year period ended March 31,2007 is described in Note (17) to the accompanying consolidated financial statements.

Credit Losses

Our finance subsidiaries provide wholesale financing to dealers and retail lending and direct financing leases to customers mainly in order to support sales of our products, principally in North America. We classify the receivables derived from those services as finance subsidiaries-receivables. Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets.

To determine the overall allowance for credit loss amount, receivables are segmented into pools with common characteristics such as product and collateral types, credit grades, and original loan terms. For each of these pools, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates and scale and composition of the portfolio, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures.

We believe our allowance for credit losses is a “critical accounting estimate” because it requires us to make assumptions about inherently uncertain items such as future economic trends, quality of finance subsidiaries-receivables and other factors. We review the adequacy of the allowance for credit losses, and the allowance for credit losses is maintained at an amount that we deem sufficient to cover the estimated credit losses incurred on our owned portfolio of finance receivables. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2007 in our North America portfolio, the provision for fiscal 2007 and the allowance balance at the end of fiscal 2007 would have increased by approximately ¥5.5 billion and ¥2.8 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2007.

Additional Narrative of the Change in Credit Loss as Below

The following table shows information related to our credit loss experience in our North America portfolio:

	Yen (billions)
	2005	2006	2007
Charge-offs (net of recoveries)	23.1	22.8	26.2
Provision for credit losses	31.7	27.4	25.5
Allowance for credit losses	29.2	30.1	28.7
Ending receivable balance	3,613.6	4,166.5	4,351.8
Average receivable balance, net	3,333.5	3,938.2	4,330.8
Charge-offs as a % of average receivable balance	0.70%	0.58%	0.61%
Allowance as a % of ending receivable balance	0.81%	0.72%	0.66%

Fiscal Year 2007 Compared with Fiscal Year 2006

Net charge-offs in our North American portfolio increased by ¥3.4 billion, or 15%. Higher originations of finance receivables due to business expansion in fiscal year 2006 compared to fiscal year 2005 resulted in higher charge-offs in fiscal year 2007.

The provision for credit losses decreased by ¥1.9 billion, or 7% and the allowance for credit losses decreased by ¥1.4 billion, or 5%. The decreases were due to lower estimates of losses incurred as of March 31, 2007 even though finance receivables increased.

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

Losses on Lease Residual Values

End-customers of leased vehicles typically have an option to buy the leased vehicle for the contractual residual value of the vehicle or to return the vehicle to our finance subsidiaries through the dealer at the end of the lease term. Likewise, dealers have the option to buy the vehicle returned by the customer or to return the vehicle to our finance subsidiaries. The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease term and the contractual value determined at the inception of the lease. Our finance subsidiaries in North America have historically accounted for all leases as direct finance leases. However, starting in the year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases.

We initially determine the contract residual values by using our estimate of future used vehicle values, taking into consideration data obtained from third parties. We are exposed to risk of loss on the disposition of returned lease vehicles when the proceeds from the sale of the vehicles are less than the contractual residual values at the end of the lease term. We periodically review the estimate of residual values. Downward adjustments are made for declines in estimated residual values that are deemed to be other-than-temporary. For direct financing leases, our finance subsidiaries in North America purchase insurance to cover a portion of the estimated residual value. The adjustments on the uninsured portion of the vehicle’s residual value are recognized as a loss in the period in which the estimate changed. For vehicle leases accounted for as operating leases, adjustments to estimated residual values result in changes to the remaining depreciation expense to be recognized prospectively on a straight-line basis over the remaining term of the lease.

The primary components in estimating losses on lease residual values are the expected frequency of returns, or the percentage of leased vehicles we expect to be returned by customers at the end of the lease term, and the expected loss severity, or the expected difference between the residual value and the amount we receive through sales of returned vehicles plus proceeds from insurance, if any. We estimate losses on lease residual values by evaluating several different factors, including trends in historical and projected used vehicle values and general economic measures.

We believe that our estimated losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However, actual losses incurred may differ from original estimates.

If future auction values for all Honda and Acura vehicles in our North American direct financing lease portfolio as of March 31, 2007, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by about ¥0.8 billion. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in losses on lease residual values by about ¥0.1billion. For operating lease portfolio as of March 31 with the same prerequisite shown above, the impacts would be immaterial. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2007.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate and expected long-term rate of return on plan assets are determined based on our evaluation of current market conditions, including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase as of March 31, 2007 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2007 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2007 were 5.2-6.0% and 2.9-6.4%, respectively, and our assumed expected long-term rate of return for fiscal 2007 was 6.8-8.0% for foreign plans.

We believe that the accounting estimates related to our pension plans is “critical accounting estimate” because changes in these estimates can materially affect our financial condition and results of operations.

Actual results may differ from our assumptions, and the difference is accumulated and amortized over future periods. Therefore, the difference will be generally reflected as our recognized expenses and recorded obligations in future period. We believe that the assumptions currently used are appropriate, however, differences in actual expenses or changes in assumptions could affect our pension costs and obligations, including our cash requirements to fund such obligations.

The following table shows the effect of a 0.5% change in the assumed discount rate and the expected long-term rate of return on our funded status, equity, and pension expense.

Japanese Plans
Yen (billions)
	Percentage Point Change (%)	Funded status	Equity
Assumptions				Pension expense
Discount rate	+0.5/-0.5	-88.1/+99.3	+47.9/-59.8	-5.2/+6.3
Expected long-term rate of return	+0.5/-0.5	—	—	-3.3/+3.3

Foreign Plans
Yen (billions)
	Percentage Point Change (%)	Funded status	Equity
Assumptions				Pension expense
Discount rate	+0.5/-0.5	-43.4/+49.8	+30.7/-35.8	-6.3/+7.3
Expected long-term rate of return	+0.5/-0.5	—	—	-1.8/+1.8

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2007.

(*2)	Funded status for fiscal 2007 is affected by March 31, 2007 assumptions.

Pension expense for fiscal 2007 is affected by March 31, 2006 assumptions.

New Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 gives revised guidance as to when servicing assets and servicing liabilities should be recognized. It also revises guidance regarding the initial and subsequent measurement of servicing assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is currently in process of quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return. This statement is effective as of an entity’s first fiscal year that begins after December 15, 2006. Management is currently in the process of quantifying the financial impact of adoption.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007, with early adoption encouraged. Management is currently in the process of determining whether to early adopt this statement and quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operation.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement requires an employer to recognize the overfunded or underfunded status as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. This statement replaces SFAS No. 87’s requirement to report at least minimum pension liability measured as excess at the accumulated benefit obligation over the fair value at the plan assets. The Company and its consolidated subsidiaries adopted SFAS No.158 on March 31, 2007. Detailed information about the impact of the adoption of SFAS No. 158 is provided in note 12 to the accompanying consolidated financial statements. This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. The measurement provisions of this statement are effective for fiscal years ending after December 15, 2008.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No.115”. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. The statement also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption being permitted. Management is currently in process of determining whether to early adopt this statement and quantifying the financial impact of adoption.

B. Liquidity and Capital Resources

Overview of Capital Requirements, Sources and Uses

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet.

Honda’s main business is the manufacturing and sale of motorcycles, automobiles and power products. To support this business, it also provides retail financing and automobile leasing services for customers, as well as wholesale financing services for dealers.

In its manufacturing and sales business, Honda requires operating capital mainly to purchase parts and materials required for production, as well as to control inventory of finished products and cover receivables from dealers. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce Sales and R&D facilities.

Honda meets its operating capital requirements mainly through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, and securitization of finance receivables. The year-end balance of liabilities associated with fund-raising by finance subsidiaries was ¥4,470.4 billion as of March 31, 2007.

Cash Flows

Consolidated cash and cash equivalents amounted to ¥945.5 billion as of March 31, 2007, up ¥228.7 billion, or 31.9%, from a year earlier, mainly owing to the increases in net cash provided by operating and financing activities, offset in part by the increase in net cash used in investing activities as described below.

Net cash provided by operating activities amounted to ¥904.5 billion. Factors increasing operating cash flows included continued significant growth in sales and stable operating margins (excluding the effect of the non-cash gain on return in the prior year), accompanied by lower increases in net operating assets and liabilities in the current year.

Net cash used in investing activities totaled ¥1,130.7 billion. Factors increasing net cash used in investing cash flows were mainly due to ¥597.9 billion in capital expenditures associated with introducing new models, upgrading, streamlining and renewing production facilities, and the improvement of Sales and R&D facilities. Other factors were ¥240.2 billion increase in acquisition of finance subsidiaries-receivables and ¥365.5 billion increase of property on operating leases associated with higher sales of automobiles in North America and elsewhere.

Net cash provided by financing activities was ¥423.4 billion. During the year, Honda raised ¥306.0 billion in short-term debt through the issue of commercial paper, and also raised ¥969.4 billion in long-term debt through the issue of bonds and medium-term notes to meet capital requirements associated mainly with an increase in liabilities of finance subsidiaries, as well as to repay ¥677.5 billion in long-term debt. By contrast, Honda also made ¥26.6 billion in payments for purchase of treasury stock and ¥140.4 billion in cash dividends paid.

Liquidity

The ¥945.5 billion in cash and cash equivalents at end of year corresponds to approximately 1.0 month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity.

For this reason, finance subsidiaries carry total short-term borrowings of ¥1,842.1 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a back-up credit line equivalent to ¥826.1 billion. Honda believes it currently has sufficient credit limits, extended by prominent international banks.

Honda believes it has adequate liquidity to meet its cash obligations for the near future at least for the year ending March 31, 2008.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investor Service, Inc., and Standard & Poor’s Rating Services. Based on major current ratings, which are shown below, Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

The following table shows the ratings of Honda’s unsecured debt securities by Moody’s and Standard & Poor’s as of the date of the filing of this Form 20-F.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	Aa3
Standard & Poor’s Rating Services	A-1	A+

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

C. Research and Development

Using the most advanced technologies, Honda Motor Company and its consolidated subsidiaries conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with significant freedom.

Product-related research and development is spearheaded by the Honda R&D Co., Ltd., Honda R&D Americas, Inc., in the United States and Honda R&D Europe (Deutschland) GmbH in Germany. Research and development on production technologies centers on Honda Engineering Co., Ltd., in Japan and Honda Engineering North America, Inc. All of these entities work in close association with our other entities and business in their respective regions. Total consolidated R&D expenditures for the year ended March 31, 2007 amounted to ¥551.8 billion. Main R&D activities conducted by each business segment are outlined below.

Motorcycle Business

Honda is committed to developing motorcycles with new value-added features that meet the individual needs of customers around the world, and to implementing timely local development of regional products at its overseas locations. At the same time, we focus on developing industry-leading technologies that address safety and environmental issues.

Breakthroughs during fiscal 2007 include the development in the United States and Canada of the Gold Wing touring bike equipped with the world’s first motorcycle airbag system. In North America and Europe, the CBR600RR underwent a full model change, achieving lower weight than the previous model through a more compact engine installed in a newly designed Fine Die-Cast aluminum frame. It also employs a newly designed compact, electrically controlled steering damper that facilitates further enhanced riding performance. In Asia, we began production and sales at an equity-method affiliate in India of the Glamour-FI 125cc motorcycle, equipped with a PGM-FI electronic fuel-injection system, which meets new demands for low fuel consumption and clean performance through exhaust emissions. In China, we commenced production and sales at an equity-method affiliate of two new models: CBF150 motorcycle, mounted with a newly developed Core 2 150cc engine with low fuel consumption and robust power achieved through substantially reduced friction loss and improved cooling performance; and SCR110 scooter, which employs PGM-FI low-friction technologies to become the first model in the country to clear Euro3 motorcycle emission gas standards.

Other technological R&D highlights include the announced development of Honda’s Variable Cylinder Management (VCM) system, which is based on high-performance Variable Valve Timing and Lift, Electronic Control (VTEC) technologies for three-phase control over the number of active cylinders, facilitating low fuel consumption and high power capacity. We also developed an engine that offers one of the world’s lowest levels of friction, achieved by improving fuel efficiency through a two-plug system and reducing mechanical resistance in the engine.

Research and development expenses (which do not include research and development at equity-method affiliates described above) in the Motorcycle Business segment in fiscal 2007 totaled ¥90.1 billion.

Automobile Business

In the Automobile Business segment, we strive to develop innovative technologies and products through creativity-oriented development in response to customer needs. We also actively develop technologies that address environmental issues and provide enhanced safety performance.

Major achievements during the year include a full model change for the CR-V in markets around the world. For four-wheel drive models, we introduced a new real-time 4WD system that improves rear-wheel torque transmissibility by bolstering the existing dual-pump system with a one-way cam unit. In Japan, we melded steering maneuver and voice guidance in the Honda Smart Parking Assist System, which is used on the Life. Further, we released the Crossroad, an automobile that transcends existing categories by combining the design and functionality of an SUV, the convenient size of a compact car, and the three-row, seven-seat configuration of a minivan. In North America, we commenced sales of the Acura RDX entry-premium SUV, which features a newly developed 2.3-liter i-VTEC (intelligent VTEC) turbo engine and Super-Handling All Wheel Drive (SH-AWD) to provide good fuel economy, high output and excellent driving performance. Breakthroughs in other regions included sales of flexible fuel vehicle (FFV) versions of the Civic and Fit in Brazil that can be powered by ethanol or an ethanol-gasoline mixture.

Another technology development milestone was the development of a clean diesel engine on par with a gasoline engine for environmental performance. This is achieved through a newly developed NOx catalyst that efficiently purifies NOx gases to nitrogen through a reduction reaction using ammonia produced within the catalytic converter. In addition, we have developed an evolutionary VTEC engine with high power and low fuel consumption and emissions, attained by combining VTEC and Valve Timing Control (VTC)—which dynamically controls the intake valve lift amount and aperture angle—for continuously variable control.

In the field of automotive fuel cell technologies, Honda announced the operation of its next-generation fuel-cell-powered FCX Concept, with the compact, high efficiency Honda FC STACK run through the central tunnel, to deliver radically improved performance in terms of driving, as well as environmental performance.

Research and development expenses in the Automobile Business segment in fiscal 2007 totaled ¥447.0 billion.

Power Product and Other Businesses

In the Power Products Businesses, we seek to develop products that match customers’ lifestyles and needs while strengthening our lineup of offerings that address environmental issues.

In fiscal 2007, BF90 four-stroke marine outboard motor underwent a full model change. This motor features such intelligent technologies as a VTEC structure based on a 1.5-liter passenger car engine, PGM-FI, a Lean Burn Control system and the world’s first air-fuel timing ignition control for a marine outboard. The BF90 is lightweight and compact, while achieving excellent drive performance and economizing on fuel consumption. We also carried out a model change for our compact, home-use cogeneration system, scoring improvements in power generation efficiency and reducing the CO2 emissions ratio. An electronic control variable jet to automatically optimize fuel flow is also employed to enhance cold-start performance.

Other technical development spawned a high-expansion-ratio engine with an original intake/compression stroke and expansion/exhaust stroke structure that was prototyped during fiscal 2007.

In other businesses, ongoing research into jet engines and HondaJet, our advanced, compact business jet, has reached fruition with development moving toward commercial production.

Research and development expenses in this segment in fiscal 2007 amounted to ¥14.6 billion.

Fundamental Research

In the area of fundamental research, Honda pursues steady and varied research activities into technologies that may lead to innovative applications in the future.

During the year, we announced a new brain-machine interface creating basic technology for manipulating robots using human brain activity as a result of joint research with Advanced Telecommunications Research Institute International. Honda has also developed a biofabric with excellent levels of durability, aesthetics and smoothness for use as an automobile interior finish. As this fabric is derived from plant materials, the material manufacturing process results in an energy savings of 10% to 15%, compared with such conventional oil-based fabrics as polyester. Further, through joint research with the Research Institute of Innovative Technology for the Earth we have established a technological base for ethanol production from soft-biomass, cellulose from plant stalk and leaf matter, such as cultivated rice byproducts, that are not suitable for human consumption. This step from cellulose to bioethanol production surmounts a problem that had been thwarting progress in this field.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

Patents and Licenses

At March 31, 2007, Honda owned more than 10,900 patents and 80 utility model registrations in Japan and more than 18,500 patents abroad. Honda also had applications pending for more than 18,400 patents in Japan and for more than 18,800 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

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

(Guarantee)

At March 31, 2007, we guaranteed ¥41.1 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥41.1 billion. As of March 31, 2007, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2007:

Contractual Obligations

	At March 31, 2007 Yen (millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	2,681,152	775,409	1,374,355	504,705	26,683
Operating leases	128,978	25,354	34,703	23,543	45,378
Purchase commitments (*)	78,027	78,027	—	—	—

(*)	Honda had commitments for purchases of property, plant and equipment at March 31, 2007.

Honda expects to contribute ¥33,953 million to its domestic pension plans and ¥37,187 million to its foreign pension plans in the year ending March 31, 2008.

At March 31, 2007, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

G. Safe Harbor

All information disclosed under Item 5. E and F contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Item 6. Director, Senior Management and Employees

A. Directors and Senior Management

Honda’s Articles of Incorporation provide for a Board of Directors of not more than 30 members and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected by resolution of the general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election with an approval by the Board of Corporate Auditors. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

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

Under the Japanese Company Law, the Corporate Auditors of the Company have the duty to audit the Director’s execution of their duties. Corporate Auditors are not required to be, and the Corporate Auditors of the

Company are not, certified public accountants, and may not at the same time be Directors or employees of the Company or any of its subsidiaries. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Corporate Auditors of the Company form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom has never served as a director, accounting councilor, operating officer, manager or employee of the Company or any of its subsidiaries. Corporate Auditors are required to elect from among themselves at least one Standing Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of investigation by Corporate Auditors of the status of the corporate affairs and assets of the Company and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants as accounting auditor. Such independent certified public accountants have their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Japanese Company Law to be submitted by the Representative Director to general meetings of shareholders to prepare an accounting audit report thereon and to notify the contents of such report to the specified Corporate Auditor and the specified Director in charge.

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Directors

Satoshi Aoki (August 19, 1946)

Director of the Company from June 1995

Chairman and Director of the Company,

appointed in June 2007

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

General Manager of Finance Division for Business

Management Operations,

appointed in June 1994

Joined Honda in April 1969

		*3	15,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

President and Director of Honda Racing Corporation,

appointed in May 1987

Joined Honda in April 1969

		*3	22,800

Koichi Kondo (February 13, 1947)	Director of the Company from June 1997 Executive Vice President and Director of the Company, appointed in June 2007 Chairman and Director of American Honda Motor Co., Inc., appointed in April 2007 (presently held) Chief Operating Officer for Regional Sales Operations (Japan), appointed in April 2007 (presently held) Senior Managing Director of the Company, appointed in June 2005	*3	8,936

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

President and Director of Honda North America, Inc.,

appointed in April 2005

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

President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.),

appointed in June 1996

Joined Honda in April 1970

Minoru Harada (January 9, 1947)	Director of the Company from June 1994 Purchasing Operations Support, appointed in April 2006 (presently held) Chief Operating Officer for Motorcycle Operations, appointed in April 2004 (presently held) Senior Managing Director of the Company, appointed in June 1999 President and Director of Honda Motor Europe Limited, appointed in June 1998 Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in June 1998 Chief Operating Officer for Power Product Operations, appointed in June 1997 Managing Director of the Company, appointed in June 1997	*3	14,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

Joined Honda in April 1972

		*3	17,100

Satoshi Toshida (January 13, 1947)	Director of the Company from June 1995 Chief Operating Officer for Power Product Operations, appointed in April 2006 (presently held) Senior Managing Director of the Company, appointed in June 2005	*3	6,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

General Manager of Motorcycle Sales Division in Regional Operations (Asia & Oceania),

appointed in April 1995

Joined Honda in May 1973

Koki Hirashima (November 28, 1946)	Director of the Company from June 1997 Senior Managing Director of the Company, appointed in June 2005 General Supervisor, Information Systems, appointed in April 2005 (presently held) Risk Management Officer, appointed in April 2005 (presently held) Chief Operating Officer for Production Operations, appointed in April 2005 (presently held) Managing Director of the Company, appointed in June 2000 President and Director of Honda of America Mfg., Inc., appointed in June 1998 Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1997	*3	6,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

Executive Vice President and Director of Honda of America Mfg., Inc.,

appointed in June 1998

Joined Honda in April 1970

		*3	7,100

Takanobu Ito (August 29, 1953)	Director of the Company from June 2000 Senior Managing Director of the Company, appointed in June 2007 Chief Operating Officer for Automobile Operations, appointed in April 2007 (presently held) Managing Officer of the Company, appointed in June 2005	*3	6,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

General Manager of Suzuka Factory of Production Operations,

appointed in April 2005

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

Masaaki Kato (September 16, 1949)

Director of the Company from June 1998

Senior Managing Director of the Company,

appointed in June 2007

President and Director of Honda R&D Co., Ltd.,

appointed in April 2007 (presently held)

General Supervisor, Quality

appointed in April 2007 (presently held)

Managing Officer of the Company,

appointed in June 2005

President and Director of Honda of the U.K. Manufacturing Ltd.,

Appointed in April 2005

Executive Vice President and Director of Honda Motor Europe Ltd.,

appointed in April 2005

President and Director of Honda Manufacturing of Alabama, LLC,

appointed in April 2002

Director of the Company,

appointed in June 1998

General Manager of Human Resources Division and

HR Development Office for Business Support Operations

appointed in January 1998

Joined Honda in April 1974

		*3	16,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toru Onda (March 18, 1949)	Director of the Company from June 1999 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 (presently held) Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in January 1977	*3	8,000

Akira Takano (August 18, 1949)	Director of the Company from June 1996 Chief Operating Officer for Customer Service Operations, appointed in April 2004 (presently held) Managing Director of the Company, appointed in June 2003 President and Director of Honda of the U.K. Manufacturing Ltd., appointed in June 1998 Executive Vice President and Director of Honda Motor Europe Ltd., appointed in June 1998 Director of the Company, appointed in June 1996 Director of Honda R&D Co., Ltd., appointed in June 1995 Joined Honda in April 1972	*3	9,200

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Managing Director of the Company, appointed in June 2004 President and Director of Honda Motor Europe Limited, appointed in April 2004 (presently held) Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2004 (presently held) Director of the Company, appointed in June 1998 President and Director of Honda Canada Inc., appointed in June 1998 Joined Honda in April 1974	*3	7,800

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Tetsuo Iwamura (May 30, 1951)

Director of the Company from June 2000

President and Director of American Honda Motor

Co., Inc.,

appointed in April 2007 (presently held)

President and Director of Honda North America,

Inc.,

appointed in April 2007 (presently held)

Chief Operating Officer for Regional Operations (North America),

appointed in April 2007 (presently held)

Managing Director of the Company,

appointed in June 2006

President and Director of Honda Automoveis do Brasil Ltda.,

appointed in April 2003

President and Director of Moto Honda da Amazonia Ltda.,

appointed in April 2003

President and Director of Honda South America Ltda.,

appointed in April 2003

Chief Operating Officer for Regional Operations (Latin America),

appointed in April 2003

Director of the Company,

appointed in June 2000

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		*3	6,200

Tatsuhiro Oyama (July 9, 1950)	Director of the Company from June 2001 Managing Director of the Company, appointed in June 2006 President and Director of Asian Honda Motor Co., Ltd., appointed in April 2006 (presently held) Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2006 (presently held) Chief Operating Officer for Parts Operations, appointed in April 2003 President and Director of Honda Motorcycle Japan Co., Ltd., appointed in August 2001 Director of the Company, appointed in June 2001	*3	9,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
	General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan), appointed in April 2001 Joined Honda in April 1969

Fumihiko Ike (May 26, 1952)	Director of the Company from June 2003 Managing Director of the Company, appointed in June 2007 Chief Operating Officer for Business Management Operations, appointed in April 2006 (presently held) Director of the Company, appointed in June 2003 Chief Operating Officer for Power Product Operations, appointed in April 2003 Joined Honda in February 1982	*3	7,400

Satoru Kishi (March 29, 1930)

Director of the Company from June 2001

Advisor of the Board of The Bank of Tokyo-Mitsubishi, Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.),

appointed in June 2002 (presently held)

Director of the Company,

appointed in June 2001

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.),

appointed in June 2000

		*3	None

Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 Ambassador in Canada, appointed in April 2001	*3	None

Hiroyuki Yoshino (November 2, 1939)	Director of the Company from May 1983 Director and Advisor of the Company, appointed in June 2003 Chief Operating Officer for Regional Operations (Japan), appointed in June 1999 President and Director of the Company, appointed in June 1998 President and Director of Honda R&D Co., Ltd., appointed in June 1994 Chief Operating Officer for Automobile Operations (Japan), appointed in June 1992	*3	40,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

Joined Honda R&D Co., Ltd. in April 1963

Sho Minekawa (October 27, 1954)

Director of the Company from June 2007

Director of the Company,

appointed in June 2007

President and Director of Honda Automoveis do Brasil Ltda.,

appointed in April 2007 (presently held)

President and Director of Moto Honda da Amazonia Ltda.,

appointed in April 2007 (presently held)

President and Director of Honda South America Ltda.,

appointed in April 2007 (presently held)

Chief Operating Officer for Regional Operations (Latin America),

appointed in April 2007 (presently held)

Operating Officer of the Company,

appointed in June 2005

Director of the Company,

appointed in June 2004

President of Guangzhou Honda Automobile Co., Ltd.,

appointed in April 2004

Joined Honda in April 1978

		*3	7,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Corporate Auditors

Hiroshi Okubo (October 30, 1945)	Corporate Auditor (full-time), appointed in June 2004 Senior Managing Director of the Company, appointed in June 2003 Compliance Officer, appointed in April 2003 Managing Director of the Company, appointed in June 1999 Chief Operating Officer for Business Support Operations and Chief Officer of Driving Safety Promotion Center in Business Support Operations, appointed in June 1999 Director of the Company, appointed in June 1996 General Manager of Executive Office in Business Support Operations, appointed in June 1994 Joined Honda in April 1970	*4	13,600

Koji Miyajima (June 10, 1948)	Corporate Auditor of the Company (full-time), appointed in June 2003 Corporate Auditor of the Company, appointed in June 2001 General Manager of Overseas Operations Office No. 1 in Regional Operations (North America), appointed in April 2000 Joined Honda in April 1971	*4	7,000

Shinichi Sakamoto (August 3, 1950)	Corporate Auditor of the Company (full-time), appointed in June 2005 Regional Operating Officer of the Company, appointed in April 2004 Joined in April 1969	*5	6,000

Koukei Higuchi (March 14, 1936)

Corporate Auditor of the Company,

appointed in June 2003

Advisor of the Board of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2003 (presently held)

Chairman of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2001

		*6	None

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
	Joined The Tokio Marine and Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.) in April 1960

Fumihiko Saito (June 9, 1945)

Corporate Auditor of the Company,
appointed in June 2004

Representative of Saito Law Office in February 2006

(presently held)

Partner of Haarmann Hemmelrath Saito Law Office in June 2003

Joined The Law Firm of Hamada & Yanagida (presently The Law Firm of Mori Hamada & Matsumoto) in April 1973

		*4	None

Yuji Matsuda (August 27, 1951)	Corporate Auditor of the Company, appointed in June 2007 President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd., appointed in June 2006 (presently held) Joined The Mitsubishi Trust and Banking Corporation (presently The Mitsubishi UFJ Trust and Banking Corp.) in April 1975	*6	1,000

*1.	Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.
*2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.
*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 22, 2007.
*4.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2004.
*5.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2005.
*6.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 22, 2007.
*7.	The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. Managing Officers and Operating Officers under operating officer system are not statutory positions under the Japanese Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers, as voluntarily disclosed in Japan, are listed below.

Managing Officers

Akio Hamada	President and Director of Honda of America Mfg., Inc.

Takashi Yamamoto	General Manager of Saitama Factory of Production Operations

Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Ltd. President and Director of Honda of the U.K. Manufacturing Ltd.

Operating Officers

Manabu Nishimae

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

General Manager of Asimo Business Office in Regional sales Operations (Japan)

Masaya Yamashita	General Manager of Kumamoto Factory of Production Operations

Hiroshi Kobayashi	President and Director of Honda Canada Inc.

Hiroshi Oshima	Corporate Communications, Motor Sports General Manager of Corporate Communications Division

Tsutomu Saka	General Manager of Hamamatsu Factory of Production Operations

Hidenobu Iwata	General Manager of Suzuka Factory of Production Operations

Gen Tsujii	Production for Production Opertions General Manager of Automobile Production Planning Office in Production Operations President and Director of Honda Engineering Co., Ltd.

Koichi Fukuo	Quality, Certification & Regulation Compliance

Hiroshi Soda	Executive Vice President and Director of Honda North America, Inc. Executive Vice President and Director of American Honda Motor Co., Inc.

Takuji Yamada	President and Director of Honda Motor Europe (North) GmbH

Hideki Okada	General Manager of Regional Operation Planning Office in Regional Operations (North America) Executive Vice President and Director of American Honda Motor Co., Inc.

Masahiro Takedagawa	President and Director of Honda Siel Cars India Ltd. President and Director of Honda Motor India Private Ltd.

Yoichi Hojo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

Tsuneo Tanai	Executive Vice President and Director of Honda of America Mfg., Inc.

Yoshiyuki Matsumoto	Automobile Products for Automobile Operations

Eiji Okawara	Production in China in Production Operations President of Guangzhou Honda Automobile Co., Ltd.

Ko Katayama	Manufacturing of Honda Canada Inc.

Masahiro Yoshida	Human Resources and Associate Relations for Business Support Operations General Manager of Human Resources Division for Business Support Operations

Seiji Kuraishi	Vice President of Honda Motor (China) Investment Corporation, Ltd.

Takashi Nagai	Executive Vice President and Director of Asian Honda Motor Co., Ltd.

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

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2007 was ¥879 million, including ¥772 million paid to 21 directors (who include a director who retired during that fiscal year) and ¥106 million paid to six corporate auditors. The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also employees of the Company or directors of subsidiaries of the Company.

The total amount of bonuses that were paid during the year ended March 31, 2007 was ¥590 million, including ¥513 million to our 21 directors as of the end of the year ended March 31, 2006 and ¥77 million to our six corporate auditors as of the end of the year ended March 31, 2006.

The amount of retirement allowances paid to three retired directors (including two managing officers who were directors in the past) was ¥330 million, in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2006.

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

Like a majority of Japanese listing companies, Honda employs the board of corporate auditors system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting audit firm and on such accounting audit firm’s audit reports, for the protection of the company’s shareholders.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Maximum total amounts of compensation for Honda directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. When Honda adopts it, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2007, 2006 and 2005.

As of March 31, 2007

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses
167,231	33,137	121,691	1,988	10,415

At March 31, 2007, Honda had 167,231 full-time employees, including 98,493 local nationals employed in its overseas operations.

As of March 31, 2006

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses
144,785	28,783	105,623	1,921	8,458

At March 31, 2006, Honda had 144,785 full-time employees, including 83,088 local nationals employed in its overseas operations.

As of March 31, 2005

Total	Motorcycle Business	Automobile Business	Financial Services	Power Product And Other Businesses
137,827	27,991	99,525	1,787	8,524

At March 31, 2005, Honda had 137,827 full-time employees, including 76,763 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metal Workers Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2007.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2005, 2006 and 2007 were 2.0%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 22, 2007 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	242,236 shares	0.013%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2007, the Association owned 4,595,083 shares of the Company’s common stock.

Item 7. Major shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2007, 1,834,828,430 shares of Honda’s Common Stock were issued and 1,821,992,908 shares were outstanding.

According to a report filed under the Securities and Exchange Law of Japan by Mitsubishi UFJ Financial Group, Inc., as of April 9, 2007, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held 133,010,880 shares of Honda’s common stock, or 7.30% of the total number of shares of Honda’s outstanding stock. Mitsubishi UFJ Financial Group, Inc. does not have any voting rights that are different from those of our other shareholders.

ADS representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2007 were 1,834,828,430 shares of Common Stock, of which 120,199,186 shares represented by ADS and 195,330,697 shares not represented by ADS were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 229 at March 31, 2007.

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

During the fiscal year ended March 31, 2007, Honda had sales of ¥329.3 billion and purchases of ¥1,083.6 billion with equity affiliates accounted under the equity method. As of March 31, 2007, Honda had receivables of ¥77.3 billion from affiliated companies, and had payables of ¥155.6 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1 – 3. Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 18—Financial Statements”. Except for Honda’s consolidated financial statements included under Item 18, no other information in this Annual Report has been audited by independent auditors.

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

75 purported class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001, have been filed in various state and federal courts against American Honda Motor Co., Inc., Honda Canada, Inc., General Motors, Ford, Daimler Chrysler, Toyota, Nissan, and Volkswagen and their Canadian affiliates, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Several of the state court actions also name Honda Motor Co., Ltd. as a defendant, as well as other Japanese and German parent companies of United States based subsidiaries. The federal court actions have been consolidated for coordinated pretrial proceedings in federal court in Maine and 37 California cases have been consolidated in the state court in San Francisco. Additionally, there are pending cases in seven other states.

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

In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, we believe that the overall results of all lawsuits and pending claims should not result in liability to us that would be likely to have an adverse material effect on our consolidated financial position and results of operations.

8. Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company may determine dividends from surplus by a resolution of the Board of Directors based on Article 459 of the Company Law as provided by the article of Incorporation. Also, please note that the year-end cash dividends for the year ended March 31, of each year are matters to be resolved at general meeting of shareholders.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company distributed year-end cash dividends of ¥20 per share for the year ended March 31, 2007. As a result, total cash dividends for the year ended March 31, 2007, together with the interim cash dividends of ¥30 and the third quarter cash dividends of ¥17, were ¥67 per share.

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. Had the stock split not been carried out, annual dividends would have corresponded to ¥134, an increase of ¥34 per share from the annual dividends paid for the year ended March 31, 2006.

The Company plans to distribute quarterly cash dividends of ¥20 per share for each quarter for the year ending March 31, 2008. As a result, total cash dividends for the year ending March 31, 2008 are planned to be ¥80 per share, an increase of ¥13 from the annual dividends paid for the year ended March 31, 2007.

Details of Distribution of Surplus ( Record dates of the fiscal year ended March 31, 2007 )

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	October 25, 2006	January 31, 2007	June 22, 2007
Dividend per Share of Common Stock (yen)	30.00	17.00	20.00
Total Amount of Dividends Yen (millions)	54,710	30,987	36,456

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. The Offer and Listing

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2007, Honda’s shares were traded over five stock exchanges in Japan.

Since February 11, 1977, American Depositary Shares (each representing one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In addition, European Shares (each representing ten shares of Common Stock and evidenced by European Depositary Receipts (EDRs)) have been traded in bearer form on the over-the-counter markets in several European countries since 1963. In June 1981, the shares of Common Stock were admitted to the official list of The Stock Exchange of London. In May 1983, the Company listed its shares on the stock exchanges in Zurich, Geneva and Basel in the form of Swiss Bearer Depositary Receipts. In June 1985, the shares of Common Stock were admitted to trading on the Paris Stock Exchange. As for the stock exchanges in Switzerland, the floor exchanges in Zurich, Basel and Geneva were consolidated to form a single national bourse—the Swiss Exchange, in 1995. The Paris Stock Exchange was merged with the exchanges in Amsterdam and Brussels and created Euronext in September 2000. The Company, in June 2007, applied for delisting from Euronext Paris and SWX Swiss Exchange and for terminating European Depositary Receipts.

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2007 was approximately 138,976,000 shares of Common Stock on the TSE and approximately 8,057,500 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE*		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2003	2,995	1,920	23.85	16.40
2004	2,755	1,785	23.59	15.47
2005	2,850	2,185	27.30	19.25

2006
1st quarter	¥2,835	¥2,510	$26.00	$23.75
2nd quarter	3,310	2,690	29.08	24.06
3rd quarter	3,570	3,070	29.70	26.50
4th quarter	3,750	3,050	31.74	27.10

2007
1st quarter	¥4,285	¥3,270	$37.95	$29.13
2nd quarter	4,030	3,410	35.00	29.43
3rd quarter	4,740	3,910	39.87	33.49
4th quarter	4,940	4,050	40.82	34.64

Jan — 2007	¥4,920	¥4,490	$40.70	$37.62
Feb	4,940	4,330	40.82	36.37
Mar	4,420	4,050	37.36	34.64
Apr	4,270	3,950	36.19	33.62
May	4,280	4,010	35.39	33.30
June	4,520	4,150	36.59	34.15

*	The reported high and low sales prices of Honda’s shares on the TSE in yen from 2003 to 2006 have been adjusted based on the shares after stock split.

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

General

Honda’s authorized share capital as of the date of the filing of this Form 20-F is 7,086,000,000 shares of common stock, of which 1,834,828,430 shares were issued. Effective as of July 1, 2006, Honda implemented a two for one stock split. Under the Company Law, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered on Honda’s register of shareholders, in accordance with Honda’s share handling regulations. The registered beneficial holder of shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

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

Dividends

Under its articles of incorporation, Honda’s financial accounts will be closed on March 31 of each year. The record date for dividends is June 30, September 30, December 31 and March 31 of each year. In addition, the Company may distribute dividends from surplus by determining any record date.

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

Under the Company Law, Honda is permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. If such extraordinary financial statements are prepared and approved in accordance with the provisions of the Company Law and the Ordinances of the Ministry of Justice thereunder, the results of such extraordinary financial statements may be considered in the calculation of distributable amount.

Under its articles of incorporation, Honda is not obligated to pay any dividends which are left unclaimed for a period of three full years after the date on which they first became payable.

Capital and Reserves

The entire amount of the issue price of the shares to be issued in the future will generally be required to be accounted for as stated capital. However, Honda may account for an amount not exceeding one-half of such issue price as additional paid-in capital by resolution of the board of directors in accordance with the Company Law. Honda may at any time reduce the whole or any part of its additional paid-in capital or transfer them to stated capital by resolution of a general meeting of shareholders. The whole or any part of surplus may also be transferred to stated capital, additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.

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

The articles of incorporation of Honda provide that Honda may not issue share certificates for a number of shares not constituting an integral number of voting units. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a voting unit and for which no share certificates are issued may not be transferable, however, the holder of shares constituting less than one voting unit may at any time require Honda to purchase or sell such shares to constitute a voting unit at the market price in accordance with the Company’s share handling regulations (see below). Because the transfer of ADRs does not require changes in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one voting unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one voting unit of the underlying shares are normally prohibited under the unit share system, under the deposit agreement, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole voting units.

Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares

A holder of shares representing less than one voting unit may at any time require Honda to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request for purchase reaches the share handling agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which the first sale of shares is effected on the Tokyo Stock Exchange thereafter. In each case, Honda will request the payment of an amount determined by Honda as an amount equal to the brokerage commission required for the sale and purchase of the shares. A holder of shares representing less than one voting unit may, in accordance with the provisions of the share handling regulations, also make a request to the effect that such number of shares should be sold to it that will, when added to the shares less than one voting unit already held by that shareholder, constitute one voting unit. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise many shareholder rights as a practical matter.

Other Rights of a Holder of Shares Representing Less Than One Voting Unit

A holder of shares representing less than one voting unit has the following rights and these rights may not be restricted by the articles of incorporation:

•

rights to receive any consideration for acquisition by a corporation of special shares all of which may be acquired by such corporation (zembu shutoku joukou tsuki shurui kabushiki) as provided by Article 171, paragraph 1, item 1 of the Company Law,

•

rights to receive any cash or other consideration for acquisition by a corporation of shares which may be acquired by such corporation on occurrence of certain event (shutoku joukou tsuki shurui kabushiki) as provided by Article 107, paragraph 1, item 3 of the Company Law,

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

Pursuant to the terms of the Deposit Agreement, upon receipt of notice of any meeting of holders of Common Shares of the Registrant, the Depositary will mail to the record holders of ADRs and publish a notice which will contain the information in the notice of the meeting. The record holders of ADRs at the close of business on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Common Stock of the Registrant represented by their respective Depositary Receipts. The Depositary will endeavor, in so far as practicable, to vote the amount of Common Stock of the Registrant represented by such Depositary Receipts in accordance with such instructions, and the Registrant has agreed to take all action which may at any time be deemed necessary by the Depositary in order to enable the Depositary to so vote such Common Stock. In the absence of such instructions, the Depositary has agreed to use its best efforts to give a discretionary proxy to a person designated by the Registrant. However, such proxy may not be given with respect to any proposition of which the Depositary has knowledge regarding any contest related to the action to be taken at the meeting, or the purpose of which is to authorize a merger, consolidation or any other matter which may substantially affect the rights or privileges of the Common Stock of the Registrant or other securities, property or cash received by the Depositary or the Custodian in respect thereof.

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

Record Date

As mentioned above, the record date for Honda’s dividends is June 30, September 30, December 31 and March 31, if paid. A holder of shares constituting one or more whole voting units who is registered as a holder on Honda’s register of shareholders at the close of business as of March 31 is entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, Honda may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

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

In the event Honda is to acquire its own shares from a specific person other than its subsidiary at a price which is higher than the higher of (i) the final market price on the market trading such shares as of the date of such request or (ii) in the event that such shares are subject to a tender offer, etc., the price set in the contract regarding such tender offer, any shareholder may request that Honda includes such shareholder’s shares in the proposed purchase.

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

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the corporation and to all Japanese stock exchanges on which the corporation’s shares are listed or in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

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

In the absence of any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as our shares) to any corporate or individual shareholder (including non-resident shareholders), the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid between January 1, 2004 and March 31, 2009, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of us. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and, prior to July 1, 2004, the United States. In the case of the Japan—U.S. tax treaty, as a result of its recent amendment, the maximum withholding tax rate was reduced to 10% for portfolio investors with effect from July 1, 2004. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

With effect from July 1, 2004, a new “Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income” (the “New Treaty”) entered into force and replaced an old treaty. Under the New Treaty, a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on our shares or ADSs at a rate of 10%.

To obtain the benefits of the reduced withholding rate on dividends under the New Treaty, a U.S. holder must file an application for reduced withholding with the Japanese tax authorities at least one day before the date of the dividend distribution. A U.S. holder of our ADSs must file, through the depositary, one application for exemption from withholding tax for eight months for the purpose of investigating tax status of the holder one day before the dividend payment and a second one for reduced withholding in accordance with the New Treaty within eight months after the end of our fiscal year in which the annual dividend is paid or, in the case of interim dividend, within eight months after the record date for such interim dividend. For this purpose, a U.S. holder must file proof of its taxpayer status, its residence and its beneficial ownership of the shares or ADSs. The depositary may require the U.S. holder also to provide other information in accordance with the Japanese tax laws and regulations. A U.S. holder that does not submit an application for reduced withholding before a dividend is paid can file a claim for refund of the Japanese tax withheld in excess of the reduced tax under the New Treaty with the Japanese tax authorities.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Honda is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, it will file annual reports on Form 20-F within six months of its fiscal year-end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected without charge at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Also, as a foreign private issuer, Honda is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Honda is exposed to market risks, which are changes in foreign currency exchanges rates, in interest rates and in prices of marketable equity securities. Honda is a party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchange rates and in interest rates. Honda does not hold any derivative financial instruments for trading purposes.

Foreign Currency Exchange Rate Risk

Foreign currency forward exchange contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2006 and 2007. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency options to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2006			2007
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contract	Contract amounts	Fair value		Contract amounts	Fair value
To sell US$	¥270,070	(1,771)	115.88	¥336,005	1,299	117.84
To sell EUR	132,694	(3,333)	138.57	60,305	(963)	154.35
To sell CA$	19,225	(1)	100.59	16,548	(67)	100.88
To sell GBP	82,546	(984)	201.67	173,894	(1,352)	228.48
To sell other foreign currencies	82,985	310	various	36,344	(670)	various
To buy US$	5,535	45	115.78	9,864	(122)	114.93
To buy other foreign currencies	992	22	various	11,358	(85)	various
Cross-currencies	304,078	2,228	various	334,676	(1,533)	various

Total	¥898,125	(3,484)		¥978,994	(3,493)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option	Contract amounts	Fair value		Contract amounts	Fair value
Option purchased to sell US$	¥58,446	520	various	¥—	—	—
Option written to sell US$	104,576	(323)	various	—	—	—
Option purchased to sell other currencies	4,982	19	various	2,317	24	various
Option written to sell other currencies	8,544	(85)	various	3,476	(42)	various

Total	¥176,548	131		¥5,793	(18)

Interest Rate Risks

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Our finance receivables are primarily fixed rate. Interest rate swap agreements are mainly used to convert floating rate financing (normally three-five years) to fixed rate financing in order to match financing costs with income from finance receivables. Foreign currency and interest rate swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2006 and 2007. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency & interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+ a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2006		2007
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Direct Finance Leases :
JP¥	¥24,450	*	¥26,894	15,811	5,571	3,247	1,465	800	—	*	4.82%
US $	1,846,959	*	1,426,173	558,263	531,211	309,651	27,039	9	—	*	4.75%
Other	348,691	*	439,499	127,160	97,709	108,119	102,209	4,285	17	*	4.52%

Total—Direct Finance Leases	¥2,220,100	*	¥1,892,566	701,234	634,491	421,017	130,713	5,094	17	*

Other Finance Receivables :
JP¥	¥412,415	377,036	¥402,970	135,176	103,753	75,794	48,250	25,086	14,911	398,869	4.82%
US $	1,982,413	1,935,956	2,485,210	876,988	525,019	466,471	350,458	210,906	55,368	2,545,210	7.03%
Other	428,934	405,397	487,922	265,085	94,556	67,451	40,621	17,573	2,636	411,955	7.48%

Total—Other Finance Receivables	¥2,823,762	2,718,389	¥3,376,102	1,277,249	723,328	609,716	439,329	253,565	72,915	3,356,034

Retained interest in the sold pools of finance receivables **	94,634	94,634	88,110							88,110

Total ***	¥5,138,496		¥5,356,778

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct finance leases is not required.
** :	The retained interest in the sold pools of finance receivables is accounted for as “trading” securities and is reported at fair value.
*** :	The finance subsidiaries-receivables include finance subsidiaries-receivables included in trade receivables and other assets in the consolidated balance sheets. Additional detailed information is described in Note (3) to the accompanying consolidated financial statements.

Long-Term Debt (including current maturities)

	2006		2007
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Japanese yen bonds	¥231,200	228,555	¥230,129	50,050	30,048	60,049	59,992	29,990	—	229,379	0.89%
Japanese yen medium-term notes (Fixed rate)	374,624	374,887	367,900	114,000	103,400	70,500	62,000	18,000	—	368,425	0.80%
Japanese yen medium-term notes (Floating rate)	100,696	101,328	85,200	24,500	38,000	19,700	—	3,000	—	85,525	0.77%
U.S. dollar medium-term notes (Fixed rate)	336,512	334,377	354,500	35,409	107,539	88,147	58,764	41,135	23,506	357,121	4.52%
U.S. dollar medium-term notes (Floating rate)	986,010	995,905	1,171,527	444,023	480,341	153,140	35,259	58,764	—	1,183,041	5.38%
U.S. dollar commercial paper	204,893	204,893	—	—	—	—	—	—	—	—	—
Loans and others—primarily fixed rate	302,710	303,969	471,896	107,427	129,322	94,169	101,964	35,837	3,177	471,384	4.14%

Total	¥2,536,645	2,543,914	¥2,681,152	775,409	888,650	485,705	317,979	186,726	26,683	2,694,875

Interest Rate Swaps

		2006		2007
		Yen (millions)		Yen (millions)
Notional principal currency					Expected maturity date						Fair value	Average receive rate	Average pay rate
	Receive/Pay	Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter
JP¥	Float/Fix	¥1,455	(3)	¥5,858	150	4,582	326	800	—	—	—	1.01%	1.45%
US$	Float/Fix	2,712,564	39,965	2,933,563	1,195,922	964,636	633,560	120,409	19,036	—	8,661	5.35%	4.65%
	Fix/Float	337,726	(6,426)	355,921	35,414	108,016	88,538	59,025	41,318	23,610	(1,878)	4.52%	5.50%
	Float/Float	52,274	(311)	90,899	32,464	49,581	8,854	—	—	—	(205)	5.20%	5.36%
CA$	Float/Fix	433,089	4,445	490,691	126,528	134,859	116,808	89,792	22,704	—	2,186	4.09%	3.94%
	Fix/Float	71,663	(1,067)	75,961	6,817	18,832	18,677	6,373	25,196	66	(346)	3.95%	4.44%
	Float/Float	185,057	(303)	195,325	74,134	64,383	37,207	14,701	4,834	66	(302)	4.04%	4.13%
GBP	Float/Fix	54,927	32	48,314	16,408	10,321	11,377	10,208	—	—	333	4.81%	4.90%
	Fix/Float	8,993	—	1,931	1,563	368	—	—	—	—	—	5.11%	5.62%

Total		¥3,857,748	36,332	¥4,198,463	1,489,400	1,355,578	915,347	301,308	113,088	23,742	8,449

Currency & Interest Rate Swap

			2006		2007
			Yen (millions)		Yen (millions)
Receiving side currency	Paying side currency					Expected maturity date							Average receive rate	Average pay rate
		Receive/ Pay	Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	US$	Fix/Float	¥393,389	(22,996)	¥386,064	117,555	109,379	76,071	64,740	18,319	—	(21,728)	0.80%	5.61%
		Float/Float	103,823	(5,520)	87,414	25,374	40,496	18,516	3,028	—	—	(4,940)	0.77%	5.58%
JP¥	CA$	Fix/Float	2,772	(610)	2,790	—	—	2,790	—	—	—	(628)	0.95%	4.75%
Other	Other	Fix/Float	70,041	736	70,387	—	—	—	70,387	—	—	6,425	3.75%	5.50%
		Float/Float	14,333	241	61,879	—	22,471	39,408	—	—	—	3,334	3.99%	5.42%

Total			¥584,358	(28,149)	¥608,534	142,929	172,346	136,785	138,155	18,319	—	(17,537)

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. At March 31, 2006 and 2007, the estimated fair value of marketable equity securities was ¥141.8 billion and ¥169.2 billion, respectively.

Item 12. Description of Securities Other than Equity Securities

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

The management of Honda is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations(who is our principal financial officer), assessed the effectiveness of internal control over financial reporting as of March 31, 2007 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2007.

Management’s assessment of the effectiveness of internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Auditors has determined that Mr. Shinichi Sakamoto is qualified as an “audit committee financial expert” as defined by the rules of the SEC. He was elected as one of Honda’s corporate auditors at the general meeting of shareholders held on June 23 2005. See Item 6.A. for additional information regarding

Mr. Sakamoto. Mr. Sakamoto meets the independence requirements imposed on corporate auditors under the Company law of Japan. See Item 6.C. for an explanation of such independence requirements

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

Principal Accountant, who conducted audits of our consolidated financial statements under U.S. generally accepted accounting principles or its affiliates, is independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Yen (millions)
	2006	2007
Audit Fees	1,119	2,708
Audit-Related Fees	45	38
Tax Fees	350	176
All Other Fees	—	—
Total	1,514	2,922

“Audit fees” means fees for audit services, which are professional services provided by independent auditors for the audit of our annual financial statements or for services that are normally provided by independent auditors with respect to any submissions required under applicable laws and regulations.

“Audit-related fees” means fees for audit-related services, which are assurance services provided by independent auditors that are reasonably related to the carrying out of auditing or reviewing of our financial reports and other related services. This category includes fees for agreed-upon or expanded audit procedures related to accounting and/or other records.

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

Pre-approval policies and procedures of the Board of Auditors

Under applicable SEC rules, our Board of Corporate Auditors must pre-approve audit services, audit-related services, tax services and other services to be provided by principal accountant to ensure that the independence of principal accountant under such rules is not impaired as a result of the provision of any of these services.

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

All services to be provided to us by principal accountant and its affiliates those are not specifically set forth in this list must be specifically pre-approved by our Board of Corporate Auditors.

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

•	To the extent permitted by Japanese law:

—	the board of corporate auditors must established procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

—	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

—	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2007. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(1)		(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2006(3)	1,926,974		¥3,817	1,922,000	0
May 1 to May 31, 2006(3)	2,269,054	(4)	¥3,909	0	0
June 1 to June 30, 2006(3)	1,638		¥3,649	0	0
July 1 to July 31, 2006	956		¥3,606	0	0
August 1 to August 31, 2006	1,911,938		¥3,881	1,909,500	4,090,500
September 1 to September 30, 2006	1,812,770		¥3,886	1,807,400	2,283,100
October 1 to October 31, 2006	868,720		¥4,115	866,200	0
November 1 to November 30, 2006	2,690		¥4,171	0	0
December 1 to December 31, 2006	817,340	(5)	¥4,629	0	0
January 1 to January 31, 2007	1,313		¥4,701	0	0
February 1 to February 28, 2007	870		¥4,702	0	0
March 1 to March 31, 2007	1,296		¥4,310	0	0

Total	9,615,559		¥3,961	6,505,100

(1)	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System—Right of a Holder of Shares Representing Less Than One Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.
(2)	During the year ended March 31, 2007, the following share repurchase programs were in effect:

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

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: July 26, 2006

Maximum number of shares authorized to be repurchased: 6,000,000

Maximum yen amount authorized to be used for repurchase: ¥18,000,000,000

Repurchase period: from August 2, 2006 to October 13, 2006

(This program expired on the last day of the repurchase period referred to above.)

(3)	Honda conducted a two-for-one stock split for the Company’s common stock effective July 1, 2006.

Numbers for April, May and June 2006 have been adjusted based on the number of shares after the stock split.

(4)	The number of shares shown in May 2006 includes shares the Company repurchased from the following subsidiaries, pursuant to a resolution of the Board of Directors at its meeting on May 16, 2006 and pursuant to Article 163 of the Company Law. Numbers for the followings have adjusted based on the number of shares after the stock split.

1.	Honda Express Co., Ltd.

1. Name of Subsidiary: Honda Express Co., Ltd.

2. Details of Acquisition

(1) Type of shares acquired: Shares of common stock

(2) Aggregate number of shares acquired: 1,926,750 shares (0.11% of total outstanding shares)

(3) Aggregate price of acquisition: ¥7,531,665,750

(4) Date of Acquisition : May 31, 2006

3. Reason for Acquisition

The Company purchased its own shares held by Honda Express Co., Ltd., which recently became a subsidiary of the Company, as a result of a summary share exchange effected on April 28,2006.

2.	Honda Kaihatsu Co., Ltd.

1. Name of Subsidiary: Honda Kaihatsu Co., Ltd.

2. Details of Acquisition

(1) Type of shares acquired: Shares of common stock

(2) Aggregate number of shares acquired: 193,200 shares (0.01% of total outstanding shares)

(3) Aggregate price of acquisition: ¥755,218,800

(4) Date of acquisition : May 31, 2006

3. Reason for Acquisition

The Company purchased its own shares held by Honda Kaihatsu Co., Ltd., which recently became a subsidiary of the Company as a result of the Company Law coming into effect on May 1, 2006.

3.	Atsumitec Co., Ltd.

1. Name of Subsidiary: Atsumitec Co., Ltd.

2. Details of Acquisition

(1) Type of shares acquired: Shares of common stock

(2) Aggregate number of shares acquired: 143,600 shares (0.01% of total outstanding shares)

(3) Aggregate price of acquisition: ¥561,332,400

(4) Date of acquisition : May 31, 2006

3. Reason for Acquisition

The Company purchased its own shares held by Honda Atsumitec Co., Ltd., which recently became a subsidiary of the Company as a result of the Company Law coming into effect on May 1, 2006.

(5)	Yachiyo Industry Co., Ltd. became a consolidated subsidiary of the Company as of December 27, 2006. As a result, 814,717 shares, or 50.45% of the total number of Honda shares held by Yachiyo, are now included in the Company’s treasury stock in its consolidated balance sheet, reflecting Honda’ percentage of voting rights in Yachiyo.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006 among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007 among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

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

March 31, 2007

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007 in conformity with U.S. generally accepted accounting principles.

As described in Note 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements of No. 87,88,106 and 132(R) as of March 31, 2007. As described in Note 1(u) to the consolidated financial statements, the Company changed its method of quantifying errors as of March 31, 2007. Also as further described in Note 2, the Company made certain classification adjustments to its consolidated financial statements as of and for the years ended March 31, 2006 and 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 17, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/S/ KPMG AZSA & Co.

Tokyo, Japan

July 17, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Honda Motor Co., Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Honda Motor Co., Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Honda Motor Co., Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen, and our report dated July 17, 2007 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG AZSA & Co.

Tokyo, Japan

July 17, 2007

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2007

	Yen (millions)
	2006*	2007
Assets
Current assets:
Cash and cash equivalents	¥716,788	¥945,546
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥10,689 million in 2006 and ¥8,199 million in 2007 (notes 3 and 19)	963,320	1,055,470
Finance subsidiaries-receivables, net (notes 3, 8 and 19)	1,230,912	1,426,224
Inventories (note 4)	1,036,304	1,183,116
Deferred income taxes (note 10)	221,294	215,172
Other current assets (notes 6, 8 and 15)	406,985	426,863

Total current assets	4,575,603	5,252,391

Finance subsidiaries-receivables, net (notes 3, 8 and 19)	2,982,425	3,039,826

Investments and advances:
Investments in and advances to affiliates (note 5)	408,993	487,538
Other, including marketable equity securities (note 6)	298,460	254,610

Total investments and advances	707,453	742,148

Property on operating leases (note 7):
Vehicles	—	345,909
Less accumulated depriciation	—	9,700

Net property on operating leases	—	336,209

Property, plant and equipment, at cost (note 8):
Land	384,447	429,373
Buildings	1,149,517	1,322,394
Machinery and equipment	2,562,507	2,988,064
Construction in progress	115,818	204,318

	4,212,289	4,944,149
Less accumulated depreciation and amortization	2,397,022	2,865,421

Net property, plant and equipment	1,815,267	2,078,728

Other assets (notes 3, 8, 10 and 15)	550,652	587,198

Total assets	¥10,631,400	¥12,036,500

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt (note 8)	¥693,557	¥1,265,868
Current portion of long-term debt (note 8)	657,645	775,409
Trade payables:
Notes	31,698	33,276
Accounts	1,015,409	1,133,280
Accrued expenses	786,972	807,341
Income taxes payable (note 10)	110,160	76,031
Other current liabilities (notes 8, 10 and 15)	198,226	196,322

Total current liabilities	3,493,667	4,287,527

Long-term debt, excluding current portion (note 8)	1,879,000	1,905,743
Other liabilities (notes 8, 9, 10, 12 and 15)	1,045,523	1,237,712

Total liabilities	6,418,190	7,430,982

Minority interests in consolidated subsidiaries	87,460	122,907

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares in 2006 and in 2007; issued 1,834,828,430 shares in 2006 and in 2007	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 11)	35,811	37,730
Retained earnings (note 11)	4,267,886	4,654,890
Accumulated other comprehensive income (loss), net (notes 6, 10, 12, 14 and 16)	(407,187)	(427,166)
Treasury stock, at cost 8,680,000 shares in 2006 and 12,835,522 shares in 2007	(29,356)	(41,439)

Total stockholders’ equity	4,125,750	4,482,611

Commitments and contingent liabilities (notes 17 and 18)
Total liabilities, minority interests and stockholders’ equity	¥10,631,400	¥12,036,500

*	See note 2.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2005, 2006 and 2007

	Yen (millions)
	2005*	2006*	2007
Net sales and other operating revenue (note 3)	¥8,650,105	¥9,907,996	¥11,087,140

Operating costs and expenses:
Cost of sales (note 3)	6,038,172	7,010,357	7,865,142
Selling, general and administrative	1,513,259	1,656,365	1,818,272
Research and development	467,754	510,385	551,847

	8,019,185	9,177,107	10,235,261

Gain on transfer of the substitutional portion of the Employees’ Pension Funds (note 12)	—	138,016	—
Operating income	630,920	868,905	851,879

Other income (notes 1(q) and 6):
Interest	10,696	27,363	42,364
Other	60,541	2,214	13,243

	71,237	29,577	55,607

Other expenses (notes 1(q) and 6):
Interest	11,655	11,902	12,912
Other	22,138	56,676	101,706

	33,793	68,578	114,618

Income before income taxes, minority interest and equity in income of affiliates	668,364	829,904	792,868

Income tax (benefit) expense (note 10):
Current	151,146	319,945	300,294
Deferred	115,519	(2,756)	(16,448)

	266,665	317,189	283,846

Income before minority interest and equity in income of affiliates	401,699	512,715	509,022

Minority interest in income of consolidated subsidiaries	(11,559)	(15,287)	(20,117)
Equity in income of affiliates (note 5)	96,057	99,605	103,417

Net income	¥486,197	¥597,033	¥592,322

	Yen
	2005	2006	2007
Basic net income per common share (note 1(o))	¥260.34	¥324.33	¥324.62

*	See note 2.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended March 31, 2005, 2006 and 2007

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2004	¥86,067	¥172,719	¥32,418	¥3,589,434	¥(854,573)	¥(151,665)	¥2,874,400

Transfer to legal reserves			2,270	(2,270)			—
Cash dividends				(47,797)			(47,797)
Comprehensive income (loss):
Net income				486,197			486,197
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					40,476		40,476
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					(3,668)		(3,668)
Reclassification adjustments for losses (gains) realized in net income					1,346		1,346
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)							—
Reclassification adjustments for losses (gains) realized in net income							—
Minimum pension liabilities adjustment					22,485		22,485

Total comprehensive income							546,836

Purchase of treasury stock						(84,160)	(84,160)
Reissuance of treasury stock		2		—		13	15
Retirement of treasury stock		(190)		(216,181)		216,371	—

Balance at March 31, 2005	86,067	172,531	34,688	3,809,383	(793,934)	(19,441)	3,289,294

Transfer to legal reserves			1,123	(1,123)			—
Cash dividends				(71,061)			(71,061)
Comprehensive income (loss):
Net income				597,033			597,033
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					249,160		249,160
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					29,807		29,807
Reclassification adjustments for losses (gains) realized in net income					(841)		(841)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(26)		(26)
Reclassification adjustments for losses (gains) realized in net income					(38)		(38)
Minimum pension liabilities adjustment					108,685		108,685

Total comprehensive income							983,780

Purchase of treasury stock						(77,067)	(77,067)
Reissuance of treasury stock				(125)		928	803
Retirement of treasury stock		(2)		(66,221)		66,224	1

Balance at March 31, 2006	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income—(Continued)

Years ended March 31, 2005, 2006 and 2007

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31,2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,919	(1,919)			—
Cash dividends				(140,482)			(140,482)
Comprehensive income (loss):
Net income				592,322			592,322
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					96,775		96,775
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					1,004		1,004
Reclassification adjustments for losses (gains) realized in net income					(5,575)		(5,575)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(337)		(337)
Reclassification adjustments for losses (gains) realized in net income					421		421
Minimum pension liabilities adjustment					8,908		8,908

Total comprehensive income							693,518

Adjustment for initially applying SFAS No. 158, net of tax (note 12)					(139,324)		(139,324)

Purchase of treasury stock						(30,974)	(30,974)
Reissuance of treasury stock				(277)		18,891	18,614
Retirement of treasury stock							—

Balance at March 31, 2007	¥86,067	¥172,529	¥37,730	¥4,654,890	¥(427,166)	¥(41,439)	¥4,482,611

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2006 and 2007

	Yen (millions)
	2005*	2006*	2007
Cash flows from operating activities (note 13):
Net income	¥486,197	¥597,033	¥592,322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	225,752	262,225	361,747
Depriciation of property on operating leases	—	—	9,741
Deferred income taxes	115,519	(2,756)	(16,448)
Minority interest in income	11,559	15,287	20,117
Equity in income of affiliates	(96,057)	(99,605)	(103,417)
Dividends from affiliates	35,824	64,055	54,849
Provision for credit and lease residual losses on finance subsidiaries-receivables	50,638	36,153	44,128
Loss (gain) on derivative instruments, net	(60,432)	10,351	56,836
Gain on transfer of the substitutional portion of the Employees’ Pension Funds (note 12)	—	(138,016)	—
Decrease (increase) in assets:
Trade accounts and notes receivable	(70,145)	(113,259)	(49,529)
Inventories	(79,483)	(109,661)	(96,839)
Other current assets	10,280	(59,484)	(15,206)
Other assets	(78,130)	(81,796)	(5,523)
Increase (decrease) in liabilities:
Trade accounts and notes payable	66,488	21,420	38,186
Accrued expenses	41,101	51,653	41,898
Income taxes payable	33,704	39,900	(37,282)
Other current liabilities	19,973	6,126	1,103
Other liabilities	66,621	80,410	14,274
Other, net	5,761	604	(6,432)

Net cash provided by operating activities	785,170	580,640	904,525
Cash flows from investing activities:
Increase in investments and advances	(25,661)	(17,314)	(9,874)
Decrease in investments and advances	15,985	3,711	3,829
Payment for purchase of available-for-sale securities	(96,829)	(158,011)	(141,902)
Proceeds from sales of available-for-sale securities	154,253	129,496	172,806
Payment for purchase of held-to-maturity securities	(20,856)	(63,395)	(13,614)
Proceeds from redemption of held-to-maturity securities	—	55,990	41,109
Capital expenditures	(373,980)	(460,021)	(597,958)
Proceeds from sales of property, plant and equipment	14,216	39,951	20,641
Acquisitions of finance subsidiaries-receivables	(2,710,520)	(3,031,644)	(2,857,024)
Collections of finance subsidiaries-receivables	1,561,299	1,870,675	2,138,875
Proceeds from sales of finance subsidiaries-receivables	684,308	930,595	477,927
Purchase of operating lease assets	—	—	(366,795)
Proceeds from sales of operating lease assets	—	—	1,276

Net cash used in investing activities	(797,785)	(699,967)	(1,130,704)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	20,244	(124,941)	306,063
Proceeds from long-term debt	704,433	865,677	969,491
Repayment of long-term debt	(495,238)	(568,605)	(677,539)
Cash dividends paid (note 11)	(47,797)	(71,061)	(140,482)
Cash dividends paid to minority interests	(2,722)	(4,083)	(7,434)
Payment for purchase of treasury stock, net	(84,147)	(77,064)	(26,689)

Net cash provided by financing activities	94,773	19,923	423,410
Effect of exchange rate changes on cash and cash equivalents	12,394	43,406	31,527

Net change in cash and cash equivalents	94,552	(55,998)	228,758
Cash and cash equivalents at beginning of year *	678,234	772,786	716,788

Cash and cash equivalents at end of year	¥772,786	¥716,788	¥945,546

*	See note 2.

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

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where the Company is the primary beneficiary under the Financial Accounting Standard Boards (FASB) Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, realizable values of inventories, realization of deferred tax assets, impairment of long-lived assets, product warranty obligations, and the fair values of assets and obligations related to employee benefits. Actual results could differ from those estimates.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Operating lease revenues are recorded on a straight-line basis over the term of the lease.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2006 and 2007 were not significant.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and commercial paper, and amount to ¥96,325 million and ¥117,182 million as of March 31, 2006 and 2007, respectively.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2006 and 2007, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically compares the fair value of investment securities with their cost basis. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

(i) Goodwill

Honda accounts for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually. Honda completed its annual tests for March 31, 2005, 2006, and 2007 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2006 and 2007 was ¥27,951 million and ¥30,590 million, respectively.

(j) Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of the vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual values of the vehicles related to the operating leases are estimated at inception by using our estimate of future used vehicle values, taking into consideration data obtained from third parties.

(k) Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

(l) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

(m) Income Taxes

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2007 were ¥246,997 million, ¥287,901 million and ¥308,409 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2005, 2006 and 2007 was 1,867,535,957, 1,840,799,671 and 1,824,675,228 respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2005, 2006 or 2007.

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. All per share information has been adjusted retroactively for all periods presented to reflect this stock split.

(p) Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2007 are as follows:

Yen (millions)
2005	2006	2007
¥ (17,146)	¥ (38,880)	¥ (48,261)

(q) Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes at fair value of all derivative financial instruments in its consolidated balance sheet.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. These are designated as cash flow hedges on the date derivative contracts entered into. The Company has a currency rate risk management policy documented. In addition, it documents all relationships between derivative financial instruments designated as cash flow hedges and the relevant hedged items to identify the relationship between them. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

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

The amount recognized in earnings included in other income (expenses) – other during the year ended March 31, 2005, 2006 and 2007 are ¥44,905 million gain, ¥55,516 million loss and ¥48,485 million loss, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥10,667 million gain, ¥45,046 million gain and ¥8,351 million loss in other income (expenses) – other during the years ended March 31, 2005, 2006 and 2007, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by mainly finance subsidiaries of ¥28,000 million loss, ¥827 million gain and ¥3,309 million gain are included in other income (expenses) – other during the years ended March 31, 2005, 2006 and 2007, respectively. These gains and losses are presented on a net basis.

Honda doesn’t hold any derivative financial instruments for trading purposes.

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2007 are as follows:

Yen (millions)
2005	2006	2007
¥ 159,472	¥ 181,675	¥ 219,361

(s) Asset Retirement Liability

Honda applies Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No.143”. FIN47 clarifies the term conditional asset retirement obligation as used in SFAS No.143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(t) New Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets”. This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 gives revised guidance as to when servicing assets and servicing liabilities should be recognized. It also revises guidance regarding the initial and subsequent measurement of servicing assets and liabilities. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is currently in process of quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return. This statement is effective as of an entity’s first fiscal year that begins after December 15, 2006. Management is currently in the process of quantifying the financial impact of adoption.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007, with early adoption encouraged. Management is currently in the process of determining whether to early adopt this statement and quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operation.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement requires an employer to recognize the overfunded or underfunded status as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. This statement replaces SFAS No. 87’s requirement to report at least minimum pension liability measured as excess at the accumulated benefit obligation over the fair value at the plan assets. The Company and its consolidated subsidiaries adopted SFAS No.158 on March 31, 2007. Detailed information about the impact of the adoption of SFAS No. 158 is provided in note 12 to the accompanying consolidated financial statements.

This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. The measurement provisions of this statement are effective for fiscal years ending after December 15, 2008.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Liabilities – including an amendment of SFAS No.115”. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. The statement also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption being permitted. Management is currently in process of determining whether to early adopt this statement and quantifying the financial impact of adoption.

(u) Cumulative Effect of Prior Year Adjustments

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying current year misstatements for the purpose of materiality assessment. SAB No. 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. The Company historically quantified misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors related to prior years.

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased the Company’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million, net of tax effect of ¥31,235 million, and ¥18,149 million, respectively, for the items described below and incremental effects on the consolidated balance sheet are shown in the table below:

1. The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its properly, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occured.

2. Equity in income of affiliates should be recognized based on affiliates’ consolidated financial statements in accordance with U.S. generally accepted accounting principles. However, the Company historically recognized equity in income of affiliates based on the results of operations of the parent-only financial statements of the affiliates, as the Company assessed that the difference between the total amounts of equity in income on the consolidation basis and those on the parent-only basis had been immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

3. The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income during the year ended March 31, 2006, which related to corporate

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive loss and corresponding overstatement in income tax benefit.

The impact of the affected line items in the consolidated balance sheet at the beginning of fiscal year ended March 31, 2007 is as follows.

Consolidated Balance Sheet

	Yen (millions)
Assets	1	2	3	Cumulative Effect of Prior Year Adjustment as of April 1, 2006
Investments and advances:
Investments in and advances to affiliates	(4,546)	36,274	—	31,728

Total investments and advances	(4,546)	36,274	—	31,728

Property, plant and equipment, at cost:
Less accumulated depreciation and amortization	109,308	—	—	109,308

Net property, plant and equipment	(109,308)	—	—	(109,308)

Other assets	43,722	—	—	43,722

Total assets	(70,132)	36,274	—	(33,858)

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	1	2	3	Cumulative effect of Prior Year Adjustment as of April 1, 2006
Other liabilities	(1,818)	14,305	—	12,487

Total liabilities	(1,818)	14,305	—	12,487

Minority interests in consolidated subsidiaries	(1,854)	—	—	(1,854)

Stockholders’ equity:
Retained earnings	(66,460)	21,969	(18,149)	(62,640)
Accumulated other comprehensive income (loss), net	—	—	18,149	18,149
Total stockholders’ equity	(66,460)	21,969	—	(44,491)

Total liabilities, minority interests and stockholders’ equity	(70,132)	36,274	—	(33,858)

(v) Reclassifications and Revisions of Classifications

Certain revisions for misclassifications and reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Detailed information is provided in note 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) Revisions of Classifications

Certain revisions for misclassifications have been made to the prior years’ consolidated financial statements.

(a) Minority interest and minority interest in income, which were included in other liabilities and other expenses-other, respectively, have been revised to be disclosed independently in consolidated balance sheets and consolidated statements of income. Minority interest in income and cash dividends paid to minority interests, which were included in other liabilities and other, net, in cash flows from operating activities, have been revised to be disclosed independently in cash flows from operating activities and cash flows from financing activities, respectively, in the consolidated statements of cash flows.

(b) Auction rate securities, which were classified as cash equivalents, have been revised to be classified as available-for-sale securities due within one year, which are included in other current assets in the consolidated balance sheets. Payment for purchase of auction rate securities and proceeds from sales of auction rate securities have been revised to be classified in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the consolidated statements of cash flows, respectively.

(c) The long-term portion of deferred tax liabilities and deferred tax assets related to the lease transactions of finance subsidiaries, which were classified in other current liabilities and deferred income taxes, have been revised to be classified in other liabilities and other assets, respectively.

(d) The long-term portion of accrued expenses and prepaid expenses related to pension benefit plans, which were included in accrued expenses and other current assets have been revised to be classified in other liabilities and other assets, respectively. The long-term portion of deferred tax liabilities, which were included in other current liabilities, and deferred tax assets, have also been revised to classified in other liabilities and other assets.

(e) The long-term portion of prepaid expenses, deferred income and accrued expenses related to extended vehicle service contracts of the subsidiaries in the United States, which were included in other current assets, trade payables accounts and accrued expenses, respectively, have been revised to be classified in other liabilities and other assets. The long-term portion of related deferred tax liabilities, which were included in other current liabilities, and deferred income taxes have also been revised to be classified in other liabilities and other assets.

(f) Certain consolidated subsidiaries’ assets, which were classified in investment and advances – other, have been revised to be classified in other assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The impact of the affected line items in the consolidated balance sheet at March 31, 2006 and in the consolidated statements of income and the consolidated statements of cash flows for the years ended March 31, 2005 and 2006 are as follows:

Consolidated Balance Sheet

	Yen (millions)
Assets	2006 Previously reported	(a)	(b)	(c)	(d)	(e)	(f)	Total	2006 After revised
Cash and cash equivalents	747,327		(30,539)					(30,539)	716,788
Deferred income taxes	198,033			80,859	(33,845)	(23,753)		23,261	221,294
Other current assets	450,002		30,539		(22,097)	(51,459)		(43,017)	406,985

Total current assets	4,625,898	—	—	80,859	(55,942)	(75,212)	—	(50,295)	4,575,603

Investments and advances:
Other, including marketable equity securities	286,092						12,368	12,368	298,460

Total investments and advances	695,085	—	—	—	—	—	12,368	12,368	707,453

Other assets	453,006				22,097	87,917	(12,368)	97,646	550,652

Total assets	10,571,681	—	—	80,859	(33,845)	12,705	—	59,719	10,631,400

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	2006 Previously reported	(a)	(b)	(c)	(d)	(e)	(f)	Total	2006 After revised
Trade payables:
Accounts	1,099,902					(84,493)		(84,493)	1,015,409
Accrued expenses	930,115				(105,605)	(37,538)		(143,143)	786,972
Other current liabilities	466,332			(268,106)				(268,106)	198,226

Total current liabilities	3,989,409	—	—	(268,106)	(105,605)	(122,031)	—	(495,742)	3,493,667

Other liabilities	577,522	(87,460)		348,965	71,760	134,736		468,001	1,045,523

Total liabilities	6,445,931	(87,460)	—	80,859	(33,845)	12,705	—	(27,741)	6,418,190

Minority interests in consolidated subsidiaries	—	87,460						87,460	87,460

Total liabilities, minority interests and stockholders’ equity	10,571,681	—	—	80,859	(33,845)	12,705	—	59,719	10,631,400

Consolidated Statements of Income

	Yen (millions)
	2006 Previously reported	(a)	2006 After revised
Income before income taxes, minority interest and equity in income of affiliates	814,617	15,287	829,904
Income before minority interest and equity in income of affiliates	497,428	15,287	512,715
Minority interest in income of consolidated subsidiaries	—	(15,287)	(15,287)
Net income	597,033	—	597,033

	Yen (millions)
	2005 Previously reported	(a)	2005 After revised
Income before income taxes, minority interest and equity in income of affiliates	656,805	11,559	668,364
Income before minority interest and equity in income of affiliates	390,140	11,559	401,699
Minority interest in income of consolidated subsidiaries	—	(11,559)	(11,559)
Net income	486,197	—	486,197

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Consolidated Statements of Cash Flows

	Yen (millions)
	2006 Previously reported	(a)	(b)	(d)	(e)	Total	2006 After revised
Cash flows from operating activities
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income	—	15,287				15,287	15,287
Decrease (increase) in assets:
Other current assets	(75,771)			7,765	8,522	16,287	(59,484)
Other assets	(61,482)			(7,765)	(12,549)	(20,314)	(81,796)
Increase (decrease) in liabilities:
Trade accounts and notes payable	41,360				(19,940)	(19,940)	21,420
Accrued expenses	98,273			(36,426)	(10,194)	(46,620)	51,653
Other liabilities	5,740	4,083		36,426	34,161	74,670	80,410
Other, net	15,891	(15,287)				(15,287)	604

Net cash provided by operating activities	576,557	4,083	—	—	—	4,083	580,640

Cash flows from investing activities:
Payment for purchase of available-for-sale securities	(6,915)		(151,096)			(151,096)	(158,011)
Proceeds from sales of available-for-sale securities	5,666		123,830			123,830	129,496

Net cash used in investing activities	(672,701)	—	(27,266)	—	—	(27,266)	(699,967)

Cash flows from financing activities:
Cash dividends paid to minority interests	—	(4,083)				(4,083)	(4,083)

Net cash provided by financing activities	24,006	(4,083)	—	—	—	(4,083)	19,923

Effect of exchange rate changes on cash and cash equivalents	45,927		(2,521)			(2,521)	43,406

Net change in cash and cash equivalents	(26,211)	—	(29,787)	—	—	(29,787)	(55,998)
Cash and cash equivalents at beginning of year	773,538		(752)			(752)	772,786

Cash and cash equivalents at end of year	747,327	—	(30,539)	—	—	(30,539)	716,788

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	2005 Previously reported	(a)	(b)	(d)	(e)	Total	2005 After revised
Cash flows from operating activities
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income	—	11,559				11,559	11,559
Decrease (increase) in assets:
Other current assets	(11,797)			14,332	7,745	22,077	10,280
Other assets	(52,198)			(14,332)	(11,600)	(25,932)	(78,130)
Increase (decrease) in liabilities:
Trade accounts and notes payable	76,338				(9,850)	(9,850)	66,488
Accrued expenses	71,469			(26,239)	(4,129)	(30,368)	41,101
Other liabilities	19,826	2,722		26,239	17,834	46,795	66,621
Other, net	17,320	(11,559)				(11,559)	5,761

Net cash provided by operating activities	782,448	2,722	—	—	—	2,722	785,170

Cash flows from investing activities:
Payment for purchase of available-for-sale securities	(1,608)		(95,221)			(95,221)	(96,829)
Proceeds from sales of available-for-sale securities	13,140		141,113			141,113	154,253

Net cash used in investing activities	(843,677)	—	45,892	—	—	45,892	(797,785)

Cash flows from financing activities:
Cash dividends paid to minority interests	—	(2,722)				(2,722)	(2,722)

Net cash provided by financing activities	97,495	(2,722)	—	—	—	(2,722)	94,773

Effect of exchange rate changes on cash and cash equivalents	12,851		(457)			(457)	12,394

Net change in cash and cash equivalents	49,117	—	45,435	—	—	45,435	94,552
Cash and cash equivalents at beginning of year	724,421		(46,187)			(46,187)	678,234

Cash and cash equivalents at end of year	773,538	—	(752)	—	—	(752)	772,786

(3) Finance Subsidiaries-Receivables and Securitizations

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2006 and 2007:

	Yen (millions)
	2006	2007
Direct financing leases	¥2,220,100	¥1,892,566
Retail	2,405,926	2,923,944
Wholesale	403,499	437,242
Term loans to dealers	14,337	14,916

Total finance receivables	5,043,862	5,268,668
Retained interests in the sold pools of finance receivables	94,634	88,110

	5,138,496	5,356,778
Less:
Allowance for credit losses	35,316	35,020
Allowance for losses on lease residual values	37,774	33,928
Unearned interest income and fees	224,901	143,131

	4,840,505	5,144,699
Less:
Finance receivables included in trade receivables, net	470,002	509,697
Finance receivables included in other assets, net	157,166	168,952

Finance subsidiaries-receivables, net	4,213,337	4,466,050

Less current portion	1,230,912	1,426,224

Noncurrent finance subsidiaries-receivables, net	¥2,982,425	¥3,039,826

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2007 and thereafter:

Years ending March 31	Yen (millions)
2008	¥1,978,483

2009	1,357,819
2010	1,030,733
2011	570,042
2012	258,659
After five years	72,932

3,290,185

Total	¥5,268,668

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2007 as follows:

	Yen (millions)
	2005	2006	2007
Finance income	¥259,188	¥310,937	¥413,334
Finance cost	54,815	115,636	188,844

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions totaling approximately ¥731,508 million, ¥930,629 million and ¥562,488 million to investors in fiscal years 2005, 2006 and 2007, respectively. Pre-tax net gains or losses on such sales resulted in losses of ¥4,291 million, ¥11,849 million and a gain of ¥1,175 million in fiscal years 2005, 2006 and 2007, respectively, which are included in loss on sale of receivables.

Finance subsidiaries sold direct financing lease receivables subject to limited recourse provisions totaling approximately ¥100,374 million in fiscal year 2006. Pre-tax net gains or losses on such sales resulted in a net gain of ¥483 million is included in loss on sale of receivables for fiscal year 2006. The leases sold during fiscal year 2006 had 100% insurance coverage of the residual value of the vehicles collateralizing those leases. Finance subsidiaries did not sell any direct financing lease receivable in fiscal year 2007.

Retained interests in securitizations were comprised of the following at March 31, 2006 and 2007:

	Yen (millions)
	2006	2007
Subordinated certificates	¥52,572	¥44,198
Residual interests	42,062	43,912

Total	¥94,634	¥88,110

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2007 are as follows:

	2005	2006	2007
Weighted average life (years)	1.64 to 1.77	1.60 to 1.75	1.66 to 1.77
Prepayment speed	1.25% to 1.30%	1.00% to 1.30%	1.25% to 1.30%
Expected credit losses	0.30% to 0.70%	0.35% to 0.55%	0.23% to 0.27%
Residual cash flows discount rate	6.55% to 12.00%	6.53% to 12.00%	5.43% to 12.00%

At March 31, 2007, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average assumption
Prepayment speed	1.27%
Expected credit losses	0.24%
Residual cash flows discount rate	8.80%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

The following illustration presents quantitative information about balances of outstanding securitized portfolios as of March 31, 2006 and 2007.

	Yen (millions)
	2006	2007
Securitized receivables
Retail	¥1,402,552	¥1,208,409
Direct finance leases	97,711	67,758

Total securitized receivables	¥1,500,263	¥1,276,167

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Inventories

Inventories at March 31, 2006 and 2007 are summarized as follows:

	Yen (millions)
	2006	2007
Finished goods	¥687,230	¥772,917
Work in process	28,218	34,970
Raw materials	320,856	375,229

	¥1,036,304	¥1,183,116

(5) Investments and Advances-Affiliates

Investments in affiliates are accounted for using the equity method. Differences between the cost of investments in affiliates and the amount of underlying equity in net assets of the affiliates principally represent investor level goodwill.

Honda considers whether the fair value of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values many not be recoverable. If Honda considered any such decline to be other than temporary based on various factors, then a write-down would be recorded to estimated fair value.

Significant investments in affiliates accounted for under the equity method at March 31, 2006 and 2007 are Showa Corporation (33.5%), Keihin Corporation(42.2%), Guangzhou Honda Automobile Co., Ltd.(50.0%), Dongfeng Honda Engine Co., Ltd.(50.0%), and P.T. Astra Honda Motor(50.0%).

Certain adjustments were recorded to investments and advances to affiliates as of April 1, 2006, please refer to note 1(u) for further information.

The difference between the carrying amount of investment in affiliates and the amount of underlying equity in net assets is not material as of March 31, 2006 and 2007.

Investments in affiliates include equity securities which have quoted market values at March 31, 2006 and 2007 compared with related carrying amounts as follows;

	Yen (millions)
	2006	2007
Carrying amount	¥130,802	¥184,879
Market value	444,250	412,892

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2006 and 2007, and for each of the years in the three-year period ended March 31, 2007 is shown below:

	Yen (millions)
	2006	2007
Current assets	¥1,056,428	¥1,434,855
Other assets, principally property, plant and equipment	1,063,235	1,317,057

Total assets	2,119,663	2,751,912

Current liabilities	762,660	1,038,968
Other liabilities	182,503	306,418

Total liabilities	945,163	1,345,386

Stockholders’ equity	¥1,174,500	¥1,406,526

	Yen (millions)
	2005	2006	2007
Net sales	¥3,039,751	¥3,426,348	¥4,598,573
Net income	220,596	229,640	268,577
Cash dividends received by Honda during the year	35,824	64,055	54,849

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2006 and 2007 included in retained earnings was ¥275,874 million and ¥354,552 million, respectively.

Honda mainly purchases materials, supplies and services from affiliates, and sells parts used in its products, equipment and services to affiliates.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2006 and 2007, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2007:

		Yen (millions)
		2006	2007
Trade receivables from		¥59,292	¥77,317
Trade payables to		112,547	155,603

	Yen (millions)
	2005	2006	2007
Purchases from	¥595,589	¥611,711	¥1,083,686
Sales to	148,352	155,195	329,398

Mr. Minekawa, a Director of the Company, served as the President of Guangzhou Honda Automobile Co., Ltd., one of our affiliates in China until June 23, 2005. In fiscal year 2006 from April to June, Honda sold automobile

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

parts, equipment and services to the affiliated company in the amount of ¥10,008 million. In fiscal year 2005, Honda sold automobile parts, equipment and services to the affiliated company in the amount of ¥37,023 million.

(6) Investments and Advances

Investments and advances at March 31, 2006 and 2007 consisted of the following:

	Yen (millions)
	2006*	2007
Current
Auction rate securities	¥30,539	¥41,318
Corporate debt securities	13,100	311
U.S. government and agency debt securities	18,733	2,993
Commercial paper	5,998	—
Advances	829	581

	¥69,199	¥45,203

*	See note 2.

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	2006*	2007
Noncurrent
Marketable equity securities	¥141,846	¥169,280
Convertible preferred stocks	22,934	—
Convertible notes	56,635	—
Government bonds	2,999	2,999
U.S. government and agency debt securities	2,937	10,034
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	6,000	2,000
Other	13,357	11,639
Guaranty deposits	30,110	30,847
Advances	2,209	2,481
Other	19,433	25,330

	¥298,460	¥254,610

*	See note 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain information with respect to marketable securities at March 31, 2006 and 2007 is summarized below:

	Yen (millions)
	2006	2007
Available-for-sale
Cost	¥60,905	¥107,573
Fair value	172,385	210,598
Gross unrealized gains	111,540	103,113
Gross unrealized losses	60	88

Held-to-maturity
Amortized cost	¥43,767	¥16,337
Fair value	43,428	16,348
Gross unrealized gains	1	26
Gross unrealized losses	340	15

Maturities of debt securities classified as held-to-maturity at March 31, 2007 were as follows:

Yen (millions)
Due within one year	¥3,304
Due after one year through five years	11,035
Due after five years through ten years	1,998

Total	¥16,337

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for each of the years in the three-year period ended March 31, 2007, were, ¥2,206 million net gains, ¥462 million net losses and ¥10,463 million net gains, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2007 were as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥329	¥(88)
12 months or longer	—	—

	¥329	¥(88)

Held-to-maturity
Less than 12 months	¥3,540	¥(1)
12 months or longer	3,938	(14)

	¥7,478	¥(15)

Honda judged this decline in fair value of investment securities to be temporary, with considering such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2007 are as follows:

Years ending March 31	Yen (millions)
2008	¥61,045
2009	60,168
2010	46,470
2011	6,885
2012	112

Total future minimum lease rentals	¥174,680

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(8) Short-term and Long-term Debt

Short-term debt at March 31, 2006 and 2007 is as follows:

	Yen (millions)
	2006	2007
Short-term bank loans	¥314,124	¥311,117
Medium-term notes	152,246	182,355
Commercial paper	227,187	772,396

	¥693,557	¥1,265,868

The weighted average interest rates on short-term debt outstanding at March 31, 2006 and 2007 were 3.21% and 4.00%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2006 and 2007 is as follows:

	Yen (millions)
	2006	2007
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥603	¥516

	603	516
Subsidiaries:
Commercial paper	205,573	—
Loans, maturing through 2030
Secured, principally from banks	19,765	18,581
Unsecured, principally from banks	94,509	134,949
0.69% Japanese yen unsecured bond due 2006	60,000	—
0.81% Japanese yen unsecured bond due 2006	1,000	—
0.47% Japanese yen unsecured bond due 2007	50,000	50,000
0.79% Japanese yen unsecured bond due 2008	30,000	30,000
0.99% Japanese yen unsecured bond due 2009	30,000	30,000
1.14% Japanese yen unsecured bond due 2009	—	30,000
0.31% Japanese yen unsecured bond due 2010	200	150
0.66% Japanese yen unsecured bond due 2010	30,000	30,000
0.94% Japanese yen unsecured bond due 2010	30,000	30,000
1.51% Japanese yen unsecured bond due 2011	—	30,000
3.65% Thai baht unsecured bond due 2007	6,040	7,340
5.32% Thai baht unsecured bond due 2008	—	3,670
5.46% Thai baht unsecured bond due 2009	—	5,505
Medium-term notes, maturing through 2019	1,981,201	2,282,138
Less unamortized discount, net	2,246	1,697

	2,536,042	2,680,636

Total long-term debt	2,536,645	2,681,152
Less current portion	657,645	775,409

	¥1,879,000	¥1,905,743

The loans maturing through 2031 and through 2030 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.69% to 16.17% per annum at March 31, 2007 and weighted average interest rate on total outstanding long-term debt at March 31, 2006 and 2007 is 4.35% and 3.96%, respectively. Property, plant and equipment with a net book value of approximately ¥22,592 million and ¥23,654 million at March 31, 2006 and 2007, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥8,993 million and ¥1,931 million at March 31, 2006 and 2007 respectively, were pledged as collateral by a financial subsidiary for certain loans.

At March 31, 2006, ¥205,573 million of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. During fiscal year 2007, management decided not to classify the commercial paper as long term since management has no intention of refinancing them on a long-term basis. The weighted average interest rate on commercial paper at March 31, 2006 was approximately 4.32%.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Medium-term notes are unsecured, and their interest rates range from 0.63% to 4.66% at March 31, 2006 and from 0.77% to 5.38% at March 31, 2007.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2007 and thereafter:

Years ending March 31:	Yen (millions)
2008	¥775,409

2009	888,650
2010	485,705
2011	317,979
2012	186,726
After five years	26,683

1,905,743

Total	¥2,681,152

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 15). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2007, Honda had unused line of credit facilities amounting to ¥1,127,722 million, of which ¥390,278 million related to commercial paper programs and ¥737,444 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2007, Honda also had committed lines of credit amounting to ¥840,889 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

(9) Other Liabilities

Other liabilities at March 31, 2006 and 2007 are summarized as follows:

	Yen (millions)
	2006*	2007
Accrued liabilities for product warranty, excluding current portion	¥137,503	¥153,409
Additional minimum pension liabilities (note 12)	171,773	—
Pension and other postretirement benefits (note 12)	117,286	524,457
Deferred income taxes	406,727	316,048
Other	212,234	243,798

	¥1,045,523	¥1,237,712

*	See note 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2007 were allocated as follows:

	Yen (millions)
	2005	2006	2007
Income from continuing operations	¥266,665	¥317,189	¥283,846
Other comprehensive income (note 14)	12,718	154,370	935

	¥279,383	¥471,559	¥284,781

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2007 consisted of the following:

	Yen (millions)
		Income taxes
	Income before income taxes	Current	Deferred	Total
2005*:
Japanese	¥148,860	¥57,066	¥24,134	¥81,200
Foreign	519,504	94,080	91,385	185,465

	¥668,364	¥151,146	¥115,519	¥266,665

2006*:
Japanese	¥317,997	¥103,697	¥38,225	¥141,922
Foreign	511,907	216,248	(40,981)	175,267

	¥829,904	¥319,945	¥(2,756)	¥317,189

2007:
Japanese	¥182,433	¥89,155	¥(13,798)	¥75,357
Foreign	610,435	211,139	(2,650)	208,489

	¥792,868	¥300,294	¥(16,448)	¥283,846

*	See note 2.

The statutory income tax rate is approximately 40% for each of the years in the three-year period ended March 31, 2007. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2007 differs from the Japanese statutory income tax rate for the following reasons:

	2005	2006	2007
Statutory income tax rate	40.0%	40.0%	40.0%
Valuation allowance provided for current year operating losses of subsidiaries	0.5	0.3	0.4
Difference in statutory tax rates of foreign subsidiaries	(1.9)	(2.3)	(3.7)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(1.1)	(0.8)	(0.2)
Research and development credit	(2.3)	(3.0)	(3.3)
Tax authority assessment relating to prior years *	1.8	—	—
Other adjustments relating to prior years	—	3.1	—
Other	2.9	0.9	2.6

Effective tax rate	39.9%	38.2%	35.8%

*	The prior year income taxes in 2005 are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motorcycle business in Brazil.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2007 are presented below:

	Yen (millions)
	2006	2007
Deferred tax assets:
Inventories	¥30,012	¥35,114
Allowance for dealers and customers	141,141	153,328
Accrued bonus	35,968	40,628
Property, plant and equipment	17,817	61,409
Foreign tax credit	9,267	10,427
Operating loss carryforwards	75,131	39,781
Minimum pension liabilities adjustment	68,566	—
Pension and other postretirement benefits	62,829	210,378
Other	121,951	141,104

Total gross deferred tax assets	562,682	692,169
Less valuation allowance	70,239	35,447

Net deferred tax assets	492,443	656,722

Deferred tax liabilities:
Inventories	(11,018)	(13,650)
Prepaid pension expenses	(29,019)	(34,422)
Property, plant and equipment, excluding lease transactions	(67,263)	(59,680)
Lease transactions	(357,578)	(405,516)
Undistributed earnings of subsidiaries and affiliates	(81,675)	(106,273)
Net unrealized gains on marketable securities	(44,580)	(41,039)
Other	(52,059)	(27,262)

Total gross deferred tax liabilities	(643,192)	(687,842)

Net deferred tax (liability) asset	¥(150,749)	¥(31,120)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred income tax assets and liabilities at March 31, 2006 and 2007 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2006*	2007
Current assets-Deferred income taxes	¥221,294	¥215,172
Other assets	37,686	71,583
Other current liabilities	(3,002)	(1,827)
Other liabilities	(406,727)	(316,048)

Net deferred tax (liability) asset	¥(150,749)	¥(31,120)

*	See note 2.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2006 and 2007. The net change in the total valuation allowance for the years ended March 31, 2005 was decrease of ¥11,989 million, for the year ended March 31, 2006 was increase of ¥10,502 million, and for the year ended March 31, 2007 was decrease of ¥34,792 million. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries.

At March 31, 2007, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥128,162 million, which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Within 1 year	¥528
1 to 5 years	10,599
5 to 15 years	11,947
Indefinite periods	105,088

¥128,162

At March 31, 2006 and 2007, Honda did not recognize deferred tax liabilities of ¥60,703 million and ¥78,252 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered permanently reinvested. At March 31, 2006 and 2007, the undistributed earnings not subject to deferred tax liabilities were ¥2,676,892 million and ¥2,995,170 million, respectively.

(11) Dividends and Legal Reserves

The Company law of Japan enforced on May 1, 2006 provides that earnings in an amount equal to 10% of dividends of retained earnings shall be appropriated as a capital surplus or a legal reserve on the date of

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2007 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share for each of the years in the three-year period ended March 31, 2007 were ¥25.5, ¥38.5 and ¥77, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥20 per share aggregating ¥36,456 million proposed and resolved in the general stockholders’ meeting held in June 2007.

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. Information pertaining to dividends per share has been adjusted retroactively for all periods presented to reflect this stock split.

(12) Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and certain employees in foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of listed equity securities and bonds.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

transferred to the government; a gain of ¥56,448 million for the derecognition of previous accrued salary progression; and settlement loss of ¥147,113 million for the related unrecognized loss. Collectively, the Company recognized a net gain of ¥138,016 million for the fiscal year ended March 31, 2006.

The Company and its consolidated subsidiaries adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” on March 31, 2007, recognized its overfunded or underfunded status as an asset or liability in its consolidated balance sheets.

The incremental effect of applying SFAS No. 158 at March 31, 2007, on balance sheet items is as follows:

	Yen (millions)
	Before Application of SFAS158	Adjustments	After Application of SFAS 158
Other assets	¥575,851	¥11,347	¥587,198
Total assets	12,025,153	11,347	12,036,500
Accrued expenses	847,008	(39,667)	807,341
Total current liabilities	4,327,194	(39,667)	4,287,527
Other liabilities	1,047,374	190,338	1,237,712
Total liabilities	7,280,311	150,671	7,430,982
Accumulated other comprehensive loss, net	(287,842)	(139,324)	(427,166)
Total stockholder’s equity	4,621,935	(139,324)	4,482,611

The incremental effect of applying SFAS No. 158 on Accumulated other comprehensive loss, net, includes tax effect of ¥72,881 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2006	2007	2006	2007
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,641,593)	¥(1,133,325)	¥(301,379)	¥(395,416)
Service cost	(41,271)	(42,115)	(25,121)	(30,492)
Interest cost	(31,788)	(23,809)	(18,838)	(22,373)
Plan participants’ contributions	(94)	—	(111)	(129)
Actuarial gain (loss)	9,198	(4,165)	(22,421)	21,746
Benefits paid	33,957	31,638	2,949	3,731
Amendment	20,652	—	(1,584)	(10)
Transfer of the substitutional portion	517,614	—	—	—
Business combination	—	(34,643)	—	(906)
Foreign exchange translation	—	—	(28,911)	(10,908)

Benefit obligations at end of year	(1,133,325)	(1,206,419)	(395,416)	(434,757)

Change in plan assets:
Fair value of plan assets at beginning of year	842,542	712,331	257,165	358,075
Actual return on plan assets	98,450	36,223	27,240	46,161
Employer contributions	37,687	33,649	49,912	40,163
Plan participants’ contributions	94	—	111	129
Benefits paid	(33,957)	(31,638)	(2,949)	(3,731)
Transfer of the substitutional portion	(232,485)	—	—	—
Business combination	—	32,270	—	875
Foreign exchange translation	—	—	26,596	7,795

Fair value of plan assets at end of year	712,331	782,835	358,075	449,467

Funded status	(420,994)	(423,584)	(37,341)	14,710

Unrecognized actuarial loss (gain)	354,172	—	100,047	—
Unrecognized net transition obligations	3,733	—	317	—
Unrecognized prior service cost (benefit)	(75,797)	—	8,345	—

Net amount recognized	¥(138,886)	¥—	¥71,368	¥—

Adjustments to recognize additional minimum liabilities (notes 9 and 14):
Intangible assets	¥—	¥—	¥(316)	¥—
Amount included in accumulated other comprehensive income (loss)	(171,158)	—	(299)	—

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥—	¥3,283	¥75,367	¥51,000
Current liabilities	(33,281)	(5,272)	(3,999)	(6)
Noncurrent liabilities	(276,763)	(421,595)	(615)	(36,284)

Total	(310,044)	(423,584)	70,753	14,710

Amounts recognized in accumulated other comprehensive income consist of:
Actuarial loss (gain)	¥—	¥331,485	¥—	¥57,578
Net transition obligation	—	1,741	—	279
Prior service cost (benefit)	—	(68,507)	—	8,064

Total	—	264,719	—	65,921

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,117,157)	¥(1,164,971)	¥(70,415)	¥(4,403)
Accumulated benefit obligations	(1,007,022)	(1,054,331)	(45,686)	(3,888)
Fair value of plan assets	696,128	740,407	40,114	2,476

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension expense for each of the years in the three-year period ended March 31, 2007 included the following:

	Yen (millions)
	2005	2006	2007
Japanese plans:
Service cost-benefits earned during the year	¥40,963	¥41,271	¥42,115
Interest cost on projected benefit obligations	32,368	31,788	23,809
Expected return on plan assets	(33,589)	(33,102)	(27,580)
Amortization of actuarial loss (gain)	32,799	28,394	16,326
Amortization of net transition obligation	1,035	1,992	1,992
Amortization of prior service cost (benefit)	(5,913)	(6,945)	(7,289)

	¥67,663	¥63,398	¥49,373

Foreign plans:
Service cost-benefits earned during the year	¥17,560	¥25,121	¥30,492
Interest cost on projected benefit obligations	14,445	18,838	22,373
Expected return on plan assets	(17,418)	(21,013)	(27,597)
Amortization of actuarial loss (gain)	1,948	4,192	5,041
Amortization of net transition obligation	76	62	41
Amortization of prior service cost (benefit)	552	577	752

	¥17,163	¥27,777	¥31,102

The estimated actuarial loss (gain), net transition obligation and prior service benefit for all domestic defined pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ¥14,290 million, ¥1,741 million and ¥7,289 million, respectively. And the estimated actuarial loss (gain), net transition obligation and prior service cost for all foreign defined pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ¥4,341 millions, ¥41 million and ¥772 million, respectively.

Weighted-average assumptions used to determine benefit obligation at March 31, 2006 and 2007 were as follows:

	2006	2007
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.2%	2.3%

Foreign plans:
Discount rate	4.9 ~ 5.8%	5.2 ~ 6.0%
Rate of salary increase	3.5 ~ 5.2%	2.9 ~ 6.4%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2007 were as follows:

	2005	2006	2007
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.3%	2.2%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.8 ~ 6.8%	5.4 ~ 6.3%	4.9 ~ 5.8%
Rate of salary increase	3.5 ~ 6.7%	3.5 ~ 6.7%	3.5 ~ 5.2%
Expected long-term rate of return	6.8 ~ 8.5%	6.8 ~ 8.0%	6.8 ~ 8.0%

Honda determines the expected long-term rate of return based on the expected long-term return of the various asset categories. Honda considers the current expectations for future returns and the actual historical returns of each plan asset category.

Measurement date

Honda uses a March 31 measurement date for their plans excluding certain foreign subsidiaries which use a December 31 measurement date for their plans.

Plan Assets

Honda’s domestic and foreign pension plan weighted-average asset allocations at March 31, 2006 and 2007, by asset category are as follows:

	2006	2007
Japanese plans:
Equity securities	48%	43%
Debt securities	37%	36%
Other	15%	21%

	100%	100%

Foreign plans:
Equity securities	65%	70%
Debt securities	24%	27%
Other	11%	3%

	100%	100%

Honda investment policies for the domestic and foreign pension benefit are designed to maximize total returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Honda sets target assets allocations for the individual asset categories based on the estimated returns and risks in the long future. Plan assets are invested in individual equity and debt securities using the target assets allocation.

Obligations

The accumulated benefit obligations for all domestic defined benefit plans at March 31, 2006 and 2007 were ¥1,019,764 million and ¥1,088,890 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2006 and 2007 were ¥303,509 million and ¥340,527 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash flows

Honda expects to contribute ¥33,953 million to its domestic pension plans and ¥37,187 million to its foreign pension plans in the year ending March 31, 2008.

Estimated future benefit Payment

The following table presents estimated future gross benefit payments:

	Yen (millions)
	Japanese plans	Foreign plans
2008	¥40,130	¥4,540
2009	42,885	5,138
2010	45,546	6,144
2011	43,660	7,178
2012	45,339	8,582
2013 – 2017	250,746	74,946

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(13) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2005	2006	2007
Cash paid during the year for:
Interest	¥99,475	¥134,609	¥187,268
Income taxes	159,041	282,986	351,225

During the fiscal year ended March 31, 2005, the Company retired shares totaling 46,000,000 shares at a cost of ¥216,371 million by offsetting with capital surplus of ¥190 million and unappropriated retained earnings of ¥216,181 million based on the resolution of board of directors.

During the year ended March 31, 2006, the Company reissued certain of its treasury stock at fair value of ¥802 million to the minority shareholder of subsidiary, which the Company made a wholly owned subsidiary, and the Company retired shares totaling 11,000,000 shares at a cost of ¥66,224 million by offsetting with capital surplus of ¥2 million and unappropriated retained earnings of ¥66,221 million based on the resolution of board of directors.

During the year ended March 31, 2007, the Company reissued certain of its treasury stock at fair value of ¥18,521 million to the outside shareholder of affiliates to obtain 100% share of these companies.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2007 are as follows:

	Yen (millions)
	2005	2006	2007
Adjustments from foreign currency translation:
Balance at beginning of year	¥(665,413)	¥(624,937)	¥(375,777)
Adjustments for the year	40,476	249,160	96,775

Balance at end of year	(624,937)	(375,777)	(279,002)

Net unrealized gains on marketable securities:
Balance at beginning of year	36,066	33,744	62,710
Reclassification adjustments for realized (gain) loss on marketable securities	1,346	(841)	(5,575)
Increase (decrease) in net unrealized gains on marketable securities	(3,668)	29,807	1,004

Balance at end of year	33,744	62,710	58,139

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	—	—	(64)
Reclassification adjustments for realized (gain) loss on derivative instruments	—	(38)	421
Increase (decrease) in net unrealized gains on derivative instruments	—	(26)	(337)

Balance at end of year	—	(64)	20

Minimum pension liabilities adjustment:
Balance at beginning of year	(225,226)	(202,741)	(94,056)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	—	18,149

Adjusted balances at beginning of year	(225,226)	(202,741)	(75,907)
Adjustments for the year	22,485	108,685	8,908
Adjustment for initially applying SFAS No. 158, net of tax (note 12)	—	—	66,999

Balance at end of year	(202,741)	(94,056)	—

Pension and other postretirement benefits adjustment
Adjustment for initially applying SFAS No. 158, net of tax (note 12)	—	—	(206,323)

Balance at end of year	—	—	(206,323)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(854,573)	(793,934)	(407,187)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	—	18,149

Adjusted balances at beginning of year	(854,573)	(793,934)	(389,038)
Adjustments for the year	60,639	386,747	101,196
Adjustment for initially applying SFAS No. 158, net of tax (note 12)	—	—	(139,324)

Balance at end of year	¥(793,934)	¥(407,187)	¥(427,166)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 10)	Net-of-tax amount
2005:
Adjustments from foreign currency translation	¥39,469	¥1,007	¥40,476
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	(6,104)	2,436	(3,668)
Reclassification adjustments for losses (gains) realized in net income	2,114	(768)	1,346

Net unrealized gains (losses)	(3,990)	1,668	(2,322)

Minimum pension liabilities adjustment	37,878	(15,393)	22,485

Other comprehensive income (loss)	¥73,357	¥(12,718)	¥60,639

2006:
Adjustments from foreign currency translation	¥301,737	¥(52,577)	¥249,160
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	49,675	(19,868)	29,807
Reclassification adjustments for losses (gains) realized in net income	(1,395)	554	(841)

Net unrealized gains (losses)	48,280	(19,314)	28,966

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(43)	17	(26)
Reclassification adjustments for losses (gains) realized in net income	¥(64)	26	(38)

Net unrealized gains (losses)	(107)	43	(64)

Minimum pension liabilities adjustment	191,207	(82,522)	108,685

Other comprehensive income (loss)	541,117	¥(154,370)	¥386,747

2007:
Adjustments from foreign currency translation	¥95,275	¥1,500	¥96,775
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	1,408	(404)	1,004
Reclassification adjustments for losses (gains) realized in net income	(9,520)	3,945	(5,575)

Net unrealized gains (losses)	(8,112)	3,541	(4,571)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(562)	225	(337)
Reclassification adjustments for losses (gains) realized in net income	703	(282)	421

Net unrealized gains (losses)	141	(57)	84

Minimum pension liabilities adjustment	14,827	(5,919)	8,908

Other comprehensive income (loss)	¥102,131	¥(935)	¥101,196

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2006 and 2007 are as follows:

	Yen (millions)
	2006		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥2,843,819	¥2,813,023	¥3,434,721	¥3,444,144
Marketable securities	172,385	172,385	210,598	210,598
Held-to-maturity securities	43,767	43,428	16,337	16,348
Convertible preferred stocks
Host contracts	8,943	8,943	—	—
Embedded derivatives	13,991	13,991	—	—

	22,934	22,934	—	—
Convertible notes (b)
Host contracts	8,156	8,156	—	—
Embedded derivatives	48,479	48,479	—	—

	56,635	56,635	—	—
Debt	(3,230,202)	(3,237,471)	(3,947,020)	(3,960,743)

Foreign exchange instruments (c)
Asset position	¥4,477	¥4,477	¥3,735	¥3,735
Liability position	(35,979)	(35,979)	(24,783)	(24,783)

Net	¥(31,502)	¥(31,502)	¥(21,048)	¥(21,048)

Interest rate instruments (d)
Asset position	¥36,334	¥36,334	¥10,866	¥10,866
Liability position	(2)	(2)	(2,417)	(2,417)

Net	¥36,332	¥36,332	¥8,449	¥8,449

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2006 and 2007 in the table exclude ¥1,996,686 million and ¥1,709,978 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at March 31, 2006 and 2007 in the table also include ¥627,168 million and ¥678,649 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.
(b)	A subsidiary had a forward sale contract in relation to a portion of the above convertible notes. The carrying amount and estimated fair value of the derivative financial instrument as of March 31, 2006 is ¥5,462 million, asset position. In the year ended March 31, 2007, the subsidiary exercised the forward sale contract, and there was no balance of the derivative financial instrument as of March 31, 2007.
(c)	The fair values of foreign currency forward exchange contracts, foreign currency option contracts and foreign currency swap agreements are included in other liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 8):

	Yen (millions)
	2006	2007
Other current assets	¥4,477	¥3,735
Other current liabilities	(35,113)	(24,783)
Other liabilities	(866)	—

	¥(31,502)	¥(21,048)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 8):

	Yen (millions)
	2006	2007
Other current assets	¥3,101	¥3,890
Other assets	33,233	6,976
Other current liabilities	—	(2,417)
Other liabilities	(2)	—

	¥36,332	¥8,449

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value. The fair value of the retained interest in the sold pools of finance receivables were estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved.

Marketable securities

The fair value of marketable securities was estimated using quoted market prices.

Held-to-maturity securities

The fair value of held-to-maturity security was estimated using quoted market prices.

Convertible notes and convertible preferred stock investment

Convertible instruments were bifurcated into two portions for accounting purposes. The note and preferred stock portions of these convertible instruments were treated as available-for-sale and were marked-to-market through other comprehensive income (loss). The fair value was determined based on an analysis of interest rate movements and an assessment of credit worthiness. The embedded derivative was marked-to-market through the statement of income and fair value was estimated using a trinomial convertible bond pricing model.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Foreign exchange and interest rate instruments

The fair values of foreign currency forward exchange contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

(16) Risk Management Activities and Derivative Financial Instruments

Honda is a party to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward exchange contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

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

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements outstanding at March 31, 2006 were ¥898,125 million, ¥176,548 million and ¥584,358 million, respectively and totaled ¥1,659,031 million. At March 31, 2007, foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements outstanding were ¥978,994 million, ¥5,793 million and ¥608,534 million, respectively and totaled ¥1,593,321 million.

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in accumulated other comprehensive income (loss) was ¥64 million loss in the fiscal year ended March 31, 2006 and ¥20 million gain in the fiscal year ended March 31, 2007, respectively. All amounts recorded in accumulated other comprehensive income (loss) as year-end are expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months.

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness, of which amount was ¥421 million loss for the year

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

ended March 31, 2006, and ¥1,187 million loss for the year ended March 31, 2007, respectively. There are no derivative financial instruments that have been assessed as being ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2006 and 2007, the notional principal amounts of interest rate swap agreements were ¥3,857,748 million and ¥4,198,463 million, respectively.

(17) Commitments and Contingent Liabilities

At March 31, 2007, Honda had commitments for purchases of property, plant and equipment of approximately ¥78,027 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2006 and 2007, Honda has guaranteed ¥46,737 million and ¥41,151 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥46,737 million and ¥41,151 million, respectively, at March 31, 2006 and 2007. At March 31, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2007 are as follow:

	Yen (millions)
	2006	2007
Balance at beginning of year	¥268,429	¥283,947
Warranty claims paid during the period	(126,834)	(113,454)
Liabilities accrued for warranties issued during the period	125,732	143,280
Changes in liabilities for pre-existing warranties during the period	332	605
Foreign currency translation	16,288	2,725

	¥283,947	¥317,103

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes will not result in an unfavorable outcome or when a reasonable estimate of the amount of probable loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

(18) Leases

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2007 are as follows:

Years ending March 31:	Yen (millions)
2008	¥25,354
2009	19,349
2010	15,354
2011	12,752
2012	10,791
After five years	45,378

Total minimum lease payments	¥128,978

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2007 were ¥44,619 million, ¥46,102 million and ¥46,910 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Allowances for Trade Receivable and Finance Subsidiaries-receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2005, 2006 and 2007 are set forth in the following table:

	Yen (millions)
	Balance at beginning of period	Additions	Deductions	Translation difference	Balance at end of period
		Charged to costs and expenses	Bad debts written off
March 31, 2005:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥10,919	¥693	¥2,121	¥219	¥9,710

Finance subsidiaries-receivables
Allowance for credit losses	¥24,411	¥33,365	¥27,575	¥725	¥30,926
Allowance for losses on lease residual values	26,124	17,273	10,156	784	34,025

	¥50,535	¥50,638	¥37,731	¥1,509	¥64,951

March 31, 2006:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥9,710	¥3,825	¥3,320	¥474	¥10,689

Finance subsidiaries-receivables
Allowance for credit losses	¥30,926	¥28,155	¥29,373	¥3,242	¥32,950
Allowance for losses on lease residual values	34,025	7,998	7,974	3,725	37,774

	¥64,951	¥36,153	¥37,347	¥6,967	¥70,724

March 31, 2007:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥10,689	¥2,918	¥5,850	¥442	¥8,199

Finance subsidiaries-receivables
Allowance for credit losses	¥32,950	¥27,286	¥27,273	¥549	¥33,512
Allowance for losses on lease residual values	37,774	16,842	20,807	119	33,928

	¥70,724	¥44,128	¥48,080	¥668	¥67,440

(20) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principal products and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services
Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the year ended March 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,097,754	¥6,963,635	¥255,741	¥332,975	¥8,650,105	—	¥8,650,105
Intersegment	—	—	¥3,447	¥9,869	¥13,316	¥(13,316)	—

Total	¥1,097,754	¥6,963,635	¥259,188	¥342,844	¥8,663,421	¥(13,316)	¥8,650,105
Cost of sales, SG&A and R&D expenses	¥1,028,422	¥6,511,253	¥169,287	¥323,539	¥8,032,501	¥(13,316)	¥8,019,185

Gain on transfer of the substitutional portion of the Employee’s Pension Funds	—	—	—	—	—	—	—

Segment income	¥69,332	¥452,382	¥89,901	¥19,305	¥630,920	—	¥630,920

Equity in income of affiliates	¥29,921	¥65,183	—	¥953	¥96,057	—	¥96,057
Assets	¥848,671	¥4,265,636	¥4,333,605	¥261,843	¥9,709,755	¥(341,519)	¥9,368,236
Investments in affiliates	¥79,143	¥249,876	—	¥17,279	¥346,298	—	¥346,298
Depreciation and amortization	¥28,606	¥189,150	¥419	¥7,577	¥225,752	—	¥225,752
Capital expenditures	¥41,845	¥317,271	¥1,941	¥12,923	¥373,980	—	¥373,980
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥50,638	—	¥50,638	—	¥50,638

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,225,812	¥8,004,694	¥306,869	¥370,621	¥9,907,996	—	¥9,907,996
Intersegment	—	—	¥4,068	¥11,941	¥16,009	¥(16,009)	—

Total	¥1,225,812	¥8,004,694	¥310,937	¥382,562	¥9,924,005	¥(16,009)	¥9,907,996
Cost of sales, SG&A and R&D expenses	¥1,127,157	¥7,492,257	¥220,352	¥353,350	¥9,193,116	¥(16,009)	¥9,177,107

Gain on transfer of the substitutional portion of the Employee’s Pension Funds	¥15,319	¥115,935	—	¥6,762	¥138,016	—	¥138,016

Segment income	¥113,974	¥628,372	¥90,585	¥35,974	¥868,905	—	¥868,905

Equity in income of affiliates	¥30,700	¥67,439	—	¥1,466	¥99,605	—	¥99,605
Assets	¥1,006,308	¥4,843,148	¥5,008,718	¥294,170	¥11,152,344	¥(520,944)	¥10,631,400
Investments in affiliates	¥87,041	¥304,477	—	¥13,194	¥404,712	—	¥404,712
Depreciation and amortization	¥30,232	¥222,165	¥771	¥9,057	¥262,225	—	¥262,225
Capital expenditures	¥52,246	¥392,934	¥1,316	¥11,345	¥457,841	—	¥457,841
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥36,153	—	¥36,153	—	¥36,153

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,370,617	¥8,889,080	¥409,701	¥417,742	¥11,087,140	—	¥11,087,140
Intersegment	—	—	¥3,633	¥21,168	¥24,801	¥(24,801)	—

Total	¥1,370,617	¥8,889,080	¥413,334	¥438,910	¥11,111,941	¥(24,801)	¥11,087,140
Cost of sales, SG&A and R&D expenses	¥1,270,009	¥8,289,537	¥297,792	¥402,724	¥10,260,062	¥(24,801)	¥10,235,261

Gain on transfer of the substitutional portion of the Employee’s Pension Funds	—	—	—	—	—	—	—

Segment income	¥100,608	¥599,543	¥115,542	¥36,186	¥851,879	—	¥851,879

Equity in income of affiliates	¥23,380	¥78,537	—	¥1,500	¥103,417	—	¥103,417
Assets	¥1,161,707	¥5,437,709	¥5,694,204	¥338,671	¥12,632,291	¥(595,791)	¥12,036,500
Investments in affiliates	¥109,538	¥359,811	—	¥15,065	¥484,414	—	¥484,414
Depreciation and amortization	¥40,576	¥309,877	¥10,676	¥10,359	¥371,488	—	¥371,488
Capital expenditures	¥68,880	¥540,859	¥367,728	¥16,394	¥993,861	—	¥993,861
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥44,128	—	¥44,128	—	¥44,128

Explanatory notes:

1.	Segment income is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥464,504 million as of March 31, 2005, ¥354,903 million as of March 31, 2006, and ¥377,873 million as of March 31, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

5.	Depreciation and amortization of Financial Services Business include ¥9,741 million of depreciation of property on operating leases for the year ended March 31, 2007.
6.	Capital expenditure of Financial Services Business includes ¥366,795 million of purchase of operating lease assets for the year ended March 31, 2007.

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	March 31, 2005	March 31, 2006	March 31, 2007
Motorcycles and relevant parts	¥933,740	¥1,051,855	¥1,221,638
All-terrain vehicles (ATVs), personal watercraft and relevant parts	¥164,014	¥173,957	¥148,979
Automobiles and relevant parts	¥6,963,635	¥8,004,694	¥8,889,080
Financial, insurance services	¥255,741	¥306,869	¥409,701
Power products and relevant parts	¥229,760	¥263,651	¥287,302
Others	¥103,215	¥106,970	¥130,440

Total	¥8,650,105	¥9,907,996	¥11,087,140

Geographical Information

As of and for the year ended March 31, 2005

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales to external customers	¥1,983,182	¥4,138,049	¥2,528,874	¥8,650,105
Long-lived assets	¥894,065	¥428,467	¥360,680	¥1,683,212

As of and for the year ended March 31, 2006

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,021,999	¥4,876,436	¥3,009,561	¥9,907,996
Long-lived assets	¥949,713	¥499,599	¥487,208	¥1,936,520

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,061,720	¥5,291,683	¥3,733,737	¥11,087,140
Long-lived assets	¥993,078	¥929,107	¥619,544	¥2,541,729

The above information is based on the location of the Company and its subsidiaries.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

(1) Overseas sales and revenues based on the location of the customer

	Yen (millions)
	March 31, 2005	March 31, 2006	March 31, 2007
North America	¥4,575,076	¥5,463,359	¥5,980,876
Europe	¥870,795	¥1,009,421	¥1,236,757
Asia	¥977,011	¥1,085,451	¥1,283,154
Other regions	¥528,018	¥655,721	¥905,163

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(2) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,983,182	¥4,585,650	¥858,936	¥773,753	¥448,584	¥8,650,105	—	¥8,650,105
Transfers between geographic areas	¥2,155,756	¥119,904	¥184,136	¥86,810	¥17,373	¥2,563,979	¥(2,563,979)	—

Total	¥4,138,938	¥4,705,554	¥1,043,072	¥860,563	¥465,957	¥11,214,084	¥(2,563,979)	¥8,650,105
Cost of sales, SG&A and R&D expenses	¥3,954,039	¥4,384,400	¥1,001,829	¥799,871	¥432,764	¥10,572,903	¥(2,553,718)	¥8,019,185

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	—	—	—	—	—	—

Operating income	¥184,899	¥321,154	¥41,243	¥60,692	¥33,193	¥641,181	¥(10,261)	¥630,920

Assets	¥2,480,052	¥5,254,246	¥649,547	¥541,331	¥203,605	¥9,128,781	¥239,455	¥9,368,236
Long-lived assets	¥894,065	¥502,284	¥118,339	¥121,095	¥47,429	¥1,683,212	—	¥1,683,212

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,021,999	¥5,475,261	¥1,001,177	¥856,892	¥552,667	¥9,907,996	—	¥9,907,996
Transfers between geographic areas	¥2,415,874	¥141,064	¥188,341	¥140,501	¥19,023	¥2,904,803	¥(2,904,803)	—

Total	¥4,437,873	¥5,616,325	¥1,189,518	¥997,393	¥571,690	¥12,812,799	¥(2,904,803)	¥9,907,996
Cost of sales, SG&A and R&D expenses	¥4,204,939	¥5,262,382	¥1,163,213	¥932,394	¥514,527	¥12,077,455	¥(2,900,348)	¥9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	¥138,016	—	—	—	—	¥138,016	—	¥138,016

Operating income	¥370,950	¥353,943	¥26,305	¥64,999	¥57,163	¥873,360	¥(4,455)	¥868,905

Assets	¥2,695,212	¥6,128,303	¥800,786	¥717,933	¥309,209	¥10,651,443	¥(20,043)	¥10,631,400
Long-lived assets	¥949,713	¥589,596	¥157,819	¥167,148	¥72,244	¥1,936,520	—	¥1,936,520
As of and for the year ended March 31, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,061,720	¥6,002,797	¥1,228,564	¥1,024,680	¥769,379	¥11,087,140	—	¥11,087,140
Transfers between geographic areas	¥2,712,403	¥169,847	¥119,161	¥246,723	¥28,259	¥3,276,393	¥(3,276,393)	—

Total	¥4,774,123	¥6,172,644	¥1,347,725	¥1,271,403	¥797,638	¥14,363,533	¥(3,276,393)	¥11,087,140
Cost of sales, SG&A and R&D expenses	¥4,545,988	¥5,715,817	¥1,315,736	¥1,194,250	¥725,377	¥13,497,168	¥(3,261,907)	¥10,235,261

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	—	—	—	—	—	—

Operating income	¥228,135	¥456,827	¥31,989	¥77,153	¥72,261	¥866,365	¥(14,486)	¥851,879

Assets	¥2,985,123	¥6,834,409	¥948,922	¥935,963	¥414,147	¥12,118,564	¥(82,064)	¥12,036,500
Long-lived assets	¥993,078	¥1,028,132	¥198,232	¥228,802	¥93,485	¥2,541,729	—	¥2,541,729

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2.	Operating income of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.
4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥464,504 million as of March 31, 2005, ¥354,903 million as of March 31, 2006, and ¥377,873 million as of March 31, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

(21) Subsequent Event

The Board of Directors, at its meeting held on May 15, 2007, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law. The main purpose for the acquisition are enhancing its capital efficiency and enabling greater flexibility in its capital policies.

(1)	Type of shares and maximum number of shares to be acquired:

Shares of Common Stock 10,000,000 shares

(2)	Maximum amount of acquisition:

38 billion yen

(3)	Period of acquisition:

Starting on May 16, 2007 and ending on June 12, 2007

(4)	Method of acquisition:

Purchase through ToSTNet-2 (as a closing-price transaction) over the Tokyo Stock Exchange

Total number and amount of shares the Company acquired during the period were 8,204,000 shares and 34,128,640,000 yen.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Selected Quarterly Financial Data (Unaudited) *

Quarterly financial data for the years ended March 31, 2006 and 2007 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income	Net income	Basic net income per common share
Year ended March 31, 2005:
First quarter	¥2,073,153	¥159,993	¥114,262	¥60.82
Second quarter	2,093,578	172,932	127,122	67.85
Third quarter	2,133,820	157,636	150,760	80.89
Fourth quarter	2,349,554	140,359	94,053	50.71

	¥8,650,105	¥630,920	¥486,197	¥260.34

Year ended March 31, 2006:
First quarter	¥2,264,579	¥170,393	¥110,666	¥59.87
Second quarter	2,337,670	162,694	133,708	72.45
Third quarter	2,472,006	194,986	133,146	72.41
Fourth quarter	2,833,741	340,832	219,513	119.89

	¥9,907,996	¥868,905	¥597,033	¥324.33

Year ended March 31, 2007:
First quarter	¥2,599,724	¥203,521	¥143,402	¥78.46
Second quarter	2,630,874	193,024	127,909	70.05
Third quarter	2,768,652	205,110	144,827	79.45
Fourth quarter	3,087,890	250,224	176,184	96.70

	¥11,087,140	¥851,879	¥592,322	¥324.62

*	All quarterly financial data is unaudited and also has not been reviewed by our independent registered public accounting firm.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

By:	/S/ Takeo Fukui
Takeo Fukui President and Representative Director

Date: July 18, 2007
Tokyo, Japan

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006 among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007 among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.