Form 20-F
period 2008-03-31
HONDA MOTOR CO LTD
filed 2008-06-30
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

HONDA MOTOR CO. , LTD.

(Translation of Registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

No. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Taku Kitamura, American Honda Motor Co., Inc., taku_kitamura@ahm.honda.com,

(212)707-9920, 156 West 56th Street, 20th Floor, New York, NY 10019, U.S.A

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding as of March 31, 2008
Common Stock	1,814,537,899**

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

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP  ☒      International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐      Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No    ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 117,364,816 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2008 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31, Yen (millions)					U.S. dollars (millions)
	2004	2005	2006	2007	2008	2008
Income statement data:
Net sales and other operating revenue	¥8,162,600	¥8,650,105	¥9,907,996	¥11,087,140	¥12,002,834	$119,801
Research and development	448,967	467,754	510,385	551,847	587,959	5,868
Operating income	600,144	630,920	868,905	851,879	953,109	9,513
Income before income taxes, minority interest, and equity in income of affiliates	653,680	668,364	829,904	792,868	895,841	8,941
Net income	464,338	486,197	597,033	592,322	600,039	5,989

Balance sheet data:
Total assets	¥8,380,549	¥9,368,236	¥10,631,400	¥12,036,500	¥12,615,543	$125,916
Long-term debt	1,394,612	1,559,500	1,879,000	1,905,743	1,836,652	18,332
Stockholders’ equity	2,874,400	3,289,294	4,125,750	4,482,611	4,544,265	45,356
Common stock	86,067	86,067	86,067	86,067	86,067	859

Depreciation and capital expenditures data:
Depreciation excluding property on operating leases	¥213,445	¥225,752	¥262,225	¥361,747	¥417,393	$4,166
Depreciation of property on operating leases	—	—	—	9,741	101,032	1,008
Total depreciation	213,445	225,752	262,225	371,488	518,425	5,174
Capital expenditures	287,741	373,980	457,841	627,066	654,030	6,528
Purchase of operating lease assets	—	—	—	366,795	839,261	8,377
Total capital expenditures	287,741	373,980	457,841	993,861	1,493,291	14,905

Weighted average number of shares outstanding

	(Thousands of shares)
	2004	2005	2006	2007	2008
Weighted average number of common shares outstanding	1,907,276	1,867,535	1,840,799	1,824,675	1,815,356

Net income per common share

	(Yen)					(US$)
	2004	2005	2006	2007	2008	2008
Basic	¥243.45	¥260.34	¥324.33	¥324.62	¥330.54	$3.30
Diluted	243.45	260.34	324.33	324.62	330.54	3.30

Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.

Cash dividends declared during the period per common share

	(Yen)					(US$)
	2004	2005	2006	2007	2008	2008
Cash dividends declared during the period per common share	¥17.50	¥25.50	¥38.50	¥77.00	¥84.00	$0.84

Additionally, a year-end dividend of ¥22 ($0.22) per common share aggregating ¥39.9 billion ($398 million) relating to fiscal 2008 was determined by our board of directors in April 2008 and approved by our shareholders in June 2008. This dividend was paid in June 2008.

Stock Split

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. All per share information has been adjusted retroactively for all periods presented to reflect this stock split.

Misclassification Adjustments

As described in Note (1) (v) and Note (2) to our consolidated financial statements, certain revisions for misclassifications have been made. Also, certain reclassifications have been made to the consolidated financial statement periods presented above to conform to the presentation used for the fiscal year ended March 31, 2008.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥100.19 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2008. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 30, 2008, the noon buying rate was ¥105.46 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2004	112.75	104.18	120.55	104.18
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.41
2007	116.55	117.56	121.81	110.07
2008	113.61	99.85	124.09	96.88
2009 (through May 30, 2008)	105.00	105.46	105.52	100.87
Dec-2007			114.45	109.68
Jan-2008			109.70	105.42
Feb-2008			108.15	104.19
Mar-2008			103.99	96.88
Apr-2008			104.56	100.87
May-2008			105.52	103.01

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

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in tariffs, import regulations and other taxes, shortages of certain supplies, high material prices and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

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

Honda is subject to legal proceedings

Honda is subject to a number of suits, investigations and/or proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in one or more of these pending legal proceedings could adversely affect Honda’s business, financial condition or results of operations.

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

Honda may be adversely affected by inadvertent disclosure of confidential information

Although Honda maintains internal controls through established procedures to keep confidential information including personal information of its customers and relating parties, such information may be inadvertently disclosed. If this occurs, Honda may be subject to, and may be adversely affected by, claims for damages from the customers or parties affected.

Also, inadvertent disclosure of confidential business or technical information to third parties may result in a loss of Honda’s competitiveness.

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

Principal Capital Investments

In the fiscal years ended March 31, 2006, 2007 and 2008, Honda’s capital expenditures were ¥457.8 billion, ¥993.8 billion, and ¥1,493.2 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥457.8 billion, ¥627.0 billion, and ¥654.0 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2008, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are motorcycle business, automobile business, financial services business, and power product and other businesses.

Following table shows the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31, Yen (billions)
	2006	2007	2008
Motorcycle Business	¥1,225.8	¥1,370.6	¥1,558.6
Automobile Business	8,004.6	8,889.0	9,489.3
Financial Services Business	306.8	409.7	533.5
Power Product and Other Businesses	370.6	417.7	421.1

Total	¥9,907.9	¥11,087.1	¥12,002.8

	Fiscal years ended March 31, Yen (billions)
	2006	2007	2008
Japan	¥1,694.0	¥1,681.1	¥1,585.7
North America	5,463.3	5,980.8	6,068.4
Europe	1,009.4	1,236.7	1,519.4
Asia	1,085.4	1,283.1	1,577.2
Other Regions	655.7	905.1	1,251.9

Total	¥9,907.9	¥11,087.1	¥12,002.8

Motorcycle Business

In 1949, Honda began mass production of motorcycles with the Dream D-Type, followed by other models such as the Benly and the Cub F-Type. By 1957, Honda became the largest motorcycle manufacturer in Japan. Honda expanded its business overseas by establishing American Honda Motor Co., Inc. in the United States in 1959. Honda’s first overseas production started in Belgium in 1963.

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1800cc class in cylinder displacement. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, two or four-cycle, and single, two, four or six-cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda also produces all-terrain vehicles (ATVs) since 1984, and personal watercraft (PWC) since 2002.

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC), and revenue from Motorcycle Business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	368	¥99.0	337	¥101.7	311	¥93.5
North America	615	349.7	503	308.2	453	265.6
Europe	353	208.0	329	219.7	313	226.6
Asia	7,907	324.0	7,895	383.3	6,633	484.4
Other Regions	1,028	244.9	1,305	357.4	1,610	488.3

Total	10,271	¥1,225.8	10,369	¥1,370.6	9,320	¥1,558.6

Revenue as percentage of total sales revenue		12%		12%		13%

Honda’s motorcycles production in Japan is being consolidated to Kumamoto factory in 2008. Honda’s motorcycles are also produced by subsidiaries in countries including the United States, Italy, Spain, Thailand, Vietnam, the Philippines, India, and Brazil.

For further information on recent operation and financial review, see “Operating Results” in “ Item 5. Operating and Financial Review and Prospects”

Automobile Business

Honda started the automobile business in 1963 with T360 mini-truck and S500 small sports car and since then Honda launched a series of mass-produced models including Civic in 1972, Accord in 1976, which established a base for its automobile business. In 1969, production of the mini-vehicles N600 and TN600 began in Taiwan using component parts sets. In 1982, Honda became the first Japanese automaker to begin local automobile production in the United States(Accord).

Honda’s automobiles use gasoline engines of three, four or six-cylinder, diesel engines and gasoline-electric hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Legend, Accord, Civic, City/Fit Aria, Acura RL, Acura TL, Acura TSX

Multi-wagons, Minivans, Sport Utility Vehicle:

Elysion, Odyssey, Step Wagon, Stream, Edix/FR-V, Mobilio, Airwave, Fit/Jazz, Pilot, Ridgeline, CR-V, Element, Crossroad, Acura MDX, Acura RDX

Mini cars:

Life, Zest, That’s, Vamos, Acty

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	696	¥1,447.3	672	¥1,412.7	615	¥1,321.0
North America	1,682	4,722.3	1,788	5,179.1	1,850	5,209.4
Europe	291	717.3	324	917.1	391	1,182.6
Asia	521	731.8	620	861.6	755	1,048.4
Other Regions	201	385.7	248	518.4	314	727.8

Total	3,391	¥8,004.6	3,652	¥8,889.0	3,925	¥9,489.3

Revenue as percentage of total sales revenue		81%		80%		79%

Automobiles are produced by Honda at two sites in Japan: Saitama factory and Suzuka factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Ontario (Canada), Swindon (U.K.), Ayutthaya (Thailand), Uttar Pradesh (India) and Sao Paulo (Brazil). Yachiyo Industry Co., Ltd., one of our consolidated subsidiaries, assembles Mini cars for Japanese domestic market.

For further information on recent operation and financial review, see “Operating Results” in “ Item 5. Operating and Financial Review and Prospects”

Financial Services Business

Honda offers a variety of financial services to our customers and dealers through finance subsidiaries in countries including Japan, the United States, Canada, the United Kingdom, Germany, Brazil and Thailand, with the aim of providing sales support for our products. The services of these subsidiaries include retail lending, leasing to customers and other financial services, such as wholesale financing to dealers.

The following table sets out Honda’s revenue from Financial Services Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	Revenue	Revenue	Revenue
	(billions)	(billions)	(billions)
Japan	¥21.1	¥21.4	¥23.4
North America	267.4	364.8	483.9
Europe	10.1	12.6	13.2
Asia	1.9	3.1	4.9
Other Regions	6.1	7.5	8.0

Total	¥306.8	¥409.7	¥533.5

Revenue as percentage of total sales revenue	3%	4%	4%

For further information on recent operation and financial review, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”

Power Product and Other Businesses

Honda’s power product business began in 1953 with the introduction of the model “H” , its first general purpose engine. Since then Honda has been manufacturing variety of power products including power tillers, portable generators, general-purpose engines, grass cutters, outboard marine engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers). In 2003, Honda introduced a compact home-use cogeneration* unit. And further, Honda began sales of next-generation thin film solar cells made of crystalline silicon in 2007.

*	Cogeneration: Cogeneration refers to the multiple applications of energy derived from a single source, such as using the heat supplied during the combustion process that drives an engine for other heating or cooling purposes.

The following table sets out Honda’s revenue from Power Product and Other Businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	487	¥126.5	527	¥145.2	550	¥147.7
North America	2,827	123.7	3,103	128.5	2,415	109.4
Europe	1,477	73.8	1,625	87.1	1,693	96.8
Asia	717	27.6	760	35.0	915	39.4
Other Regions	368	18.8	406	21.8	484	27.6

Total	5,876	¥370.6	6,421	¥417.7	6,057	¥421.1

Revenue as percentage of total sales revenue		4%		4%		4%

For further information on recent operation and financial review, see “Operating Results” in “ Item 5. Operating and Financial Review and Prospects”

Marketing and Distribution

Most of Honda’s products are distributed under trademarks of Honda in Japan and/or in overseas markets.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 7,900 outlets, including approximately 1,000 PROS, and 100 Honda Dream authorized dealerships.

As for distribution network for automobiles, Honda integrated its three sales channels in Japan—Primo, Clio and Verno—into one Honda channel in March 2006. At present, 831 retail dealers operate 2,272 shops and sell Legend, Inspire, Accord, Civic, Fit Aria, Elysion, Odyssey, Step Wagon, Stream, Edix, Mobilio, Mobilio Spike, Airwave, Fit, CR-V, Crossroad, S2000, Partner, Life, Zest, That’s, Vamos, and Acty.

Power products are distributed in Japan to approximately 1,430 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

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

In the United States, Honda markets its products through a sales network of approximately 1,250 independent local dealers for motorcycles, approximately 1,300 for automobiles and approximately 7,000 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 269 dealerships at the end of fiscal 2008. The Acura network offers RL, TL, TSX, RSX, MDX, RDX models.

With regard to exports from North America, Honda is currently exporting such North American-built models as Accord, Civic, TL, Odyssey, Pilot, Ridgeline, CR-V and MDX to other markets. In fiscal 2008, Honda exported approximately 48,100 units from North America to 38 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 2,000 independent local dealers for motorcycles, approximately 1,950 for automobiles and approximately 3,500* for power products.

*	Total number represents dealers in 10 countries where Honda has foreign sales subsidiaries

In Asia, Honda’s products are distributed through approximately 13,100 independent local dealers for motorcycles, approximately 1,000 for automobiles and approximately 1,800* for power products.

*	Total number represents dealers in 6 countries where Honda has foreign sales subsidiaries

The company exports motorcycle components to 14 countries, including Indonesia, Thailand, Vietnam and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The company exports automobile components to 14 countries, including the United States, Canada, Thailand, China and Brazil, where automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The company also exports power product components to seven countries, including the United States, Italy, Thailand, China, where power products are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2008.

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

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, to limit emissions into the environment, the Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline and diesel vehicles which has become effective starting from 2008. New long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the particulate matter (PM) standard. New long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM standards. Furthermore, in March 2008, to strengthen the enforcement of laws, the 2009 Exhaust Emission Standards (Post new long term regulation) was created. Post new long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the PM standard, too. Post new long term emissions targets for diesel vehicles have been lowered by more than 60% from the current level of NOx and PM standards.

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

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the “California Low Emission Vehicle Program” in 1990, aiming to establish the strictest emission regulation in the world. In late 1998, the CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (LEV II).

These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, the CARB approved modifications to the “Zero-Emission Vehicles” (ZEV) requirement under LEV II, permitting gasoline Super Ultra Low Emission Vehicles (SULEV), hybrid vehicles (powered by gasoline engine and/or electric motor) and compressed natural gas (CNG) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development.

In April 2004, the CARB finalized its “ZEV” requirements. Under these requirements, from the 2005 model year, 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (PZEV), which includes SULEV with warranties coverage up to the earlier of 15 years or 150,000 driven miles, 2% must be advanced technology PZEV and 2% must be ZEV. Required percentages will be gradually increased under the ZEV standards from the 2008 model year.

The CARB approved the proposed amendment to the ZEV program at board hearing in March 2008. The CARB Staff had proposed to require 2,500 Fuel Cell Vehicles (FCV) in the entire industry from 2009 to 2011, but the Board instructed to modify a part of the proposed amendment, including the number being tripled to 7,500. A final proposal will be submitted based on the instruction.

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

In 2005, the European Union created a new emission standard (Euro5 and Euro6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro5 will be implemented in 2009. Emission limits for gasoline vehicles and diesel vehicles will be lowered by more than the Euro4 level of HC, NOx and PM. Euro6 will be implemented in 2014. Emission limits for diesel vehicles will be lowered by more than the Euro5 level HC and NOx.

Additionally, Euro5 and Euro6 will add the requirement of a PM number limit for diesel vehicles. A PM mass limit will also apply to gasoline vehicles which use lean burn direct injection engines.

Russia

Euro3 regulation has been in effect from January 2008. Additionally, Euro4 regulation will be implemented in January 2010.

Other Regions

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005.

These regulations are similar to Euro3 and Euro4. Step3 will be implemented in 2007 and Step4 will be implemented in 2010.

In the city of Beijing, Euro3 was implemented in December 2005, and Euro4 was implemented in March 2008.

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement. Accordingly, some manufacturers shall be required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard from January 2005.

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

In light of the CO2 reduction targets promulgated under the Kyoto Protocol, the Japanese government issued a fuel regulation for an interim ethanol blending limit (less than 3%) which became effective in 2003. The Japanese government intends to further increase this limit until the final target of 10% is achieved within a decade.

In 2005, discussions about the post-2010 standard took place among the applicable ministries and industries.

In February 2007, the final post-2010 target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

Ethanol blended fuel is a “biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (CAFE) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been set at 27.5 miles per gallon (mpg) starting from the 1990 model year and for light trucks at 20.7 miles per gallon standard was established for the 1996-2004 model years. The standard for light trucks increased from the 2005 model year (21.0 miles per gallon) to the 2007 model year (22.2 miles per gallon). The National Highway Traffic Safety Administration (NHTSA) reformed the CAFE standard for light trucks in 2006. The new size-based CAFE standard for light trucks will be implemented in the 2008 model year. However, on November 15, 2007, the United Stated Ninth Circuit Court of Appeals has made the decision to revoke the CAFE regulation concerning light-duty trucks that the NHTSA had adopted. Because of the fact that the NHTSA failed to (1) implement the cost conversion of CO2 emission when establishing the CAFE limit values concerning the 2008-2009 model year light-duty trucks, (2) establish the backstop requirements, (3) revise appropriately the requirements concerning the classification of passenger automobiles and light-duty trucks and (4) prescribe the fuel economy limit values for all vehicles with the Gross Vehicle Weight Rating class of 8,500 to 10,000 pounds, the court held that the CAFE regulation was arbitrary and capricious and that, furthermore, it violated the U.S. Energy Policy and Conservation Act. Besides, the U.S. President has directed relevant U.S. federal agencies to take the first steps toward regulations that would reduce gasoline consumption and Green House Gas (GHG) emissions from vehicles by 20 percent over the next 10 years. Therefore, the NHTSA has to promptly establish new limit values conforming to the pertinent policy and to apply it in the earliest possible model year. The NHTSA issued a new CAFE regulation draft which applies to passenger cars and light trucks from the 2011 model year to the 2015 model year on May 2, 2008. The proposal requires 31.6 miles per gallon for the combined CAFE standard in the 2015 model year.

In August 2005, the CARB finalized its GHG regulation. Under the GHG regulation, which will become effective for the 2009 model year, automobile manufactures have to improve fuel economy from the current levels by more than 50% by the 2016 model year.

Many other states have adopted the GHG regulations.

In April 2007, the Supreme Court ruled that the EPA has the authority to regulate GHG emissions. In response to the Supreme Court’s ruling, the President has directed his agencies to take the first steps toward regulations that would reduce gasoline consumption and GHG emissions from vehicles by 20 percent over the next 10 years.

However, EPA decided not to grant enforcement of the GHG regulation by the State of California on December 19, 2007. Because EPA has determined that the federal unified standard can contribute to a significant reduction of GHG emitted in all states and will be more effective than the states approach.

Europe

In early 1999, the European Union reached a voluntary agreement with the European Automotive Manufacturers Association for the establishment of an average emissions target of 140 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2008. The Japan Automobile Manufacturers Association(JAMA) and the Korean Automobile Manufacturers Association also reached a similar voluntary agreement with the European Union targeting implementation in 2009. In 2003, in an interim review, the emissions reduction efforts made by these associations were reviewed and the possibility of setting a more stringent target of above 140 grams is now being discussed. In 2003, JAMA achieved the midterm target (165-175 grams). JAMA achieved additional reduction of carbon dioxide in 2005 as compared to 2004.

In 2006, discussions about establishing targets for 2008 will begin among the European Commission, Member States and the automobile industry.

End of 2007, European Commission proposed “carbon dioxide emission performance standards for new passenger cars”. According to this communication, the European Commission will be setting a more stringent target of 130 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2012. In addition, the proposal will provide manufacturers with the necessary incentive to reduce the CO2 emissions of their vehicles by imposing an excess emissions premium if their average emission levels are above the limit value curve. This premium will be based on the number of grams per kilometer (g/km) that an average vehicle sold by the manufacturer is above the curve, multiplied by the number of vehicles sold by the manufacturer.

The EU is also recommending the use of biomass fuel blends.

Other Regions

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step1 of this regulation was implemented in 2005 and Step2 was implemented in 2008.

South Korea adopted the regulation of Corporate Average Fuel Economy for passenger vehicles in 2005. Domestic vehicles will be required to adhere to the regulations starting from 2006 and imported vehicles will need to meet the requirement from 2010.

3. Recycling / End-of-Life Vehicles (ELV)

Japan

Japan enacted the Automobile Recycling Law in July 2002, which required manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (ELV), which became effective on January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars.

Europe

In September 2000, the European Union approved a directive requiring its member states to promulgate regulations implementing the following by April 21, 2002:

Manufacturers must be financially responsible for taking back end-of-life vehicles offered for sale after July 1, 2002 and dismantle and recycle the vehicles. Beginning on January 1, 2007, the requirement has also been applied to all vehicles offered for sale in the European Union before July 1, 2002.

Manufacturers must not use specified hazardous materials in vehicles offered for sale in the European Union after July 2003, and 95% of vehicle parts in new vehicle types sold in the European Union after December 15, 2008, must be designed to be re-usable and recoverable.

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which becomes effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the Agency, based on annual production or import quantity levels. Also, any manufacturer or importer of chemical containers is required to submit a registration for the chemical substances contained in such containers, which is expected to be consumed. Submitting a pre-registration between June 1 and December 1, 2008 will allow the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances or containers. The list of Substance of Very High Concern (SVHC) will be announced in June 2009. On request by a consumer, the supplier of the product containing SVHC must provide the consumer with the sufficient information at least the name of the substance within 45 days.

Other Regions

Taiwan and Korea have implemented automobile recycling laws from January 1, 2008 following the regulations established by the European Union and Japan. In addition, China has a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In March 2005, the Ministry of Land, Infrastructure and Transport (MLIT) issued the world’s first Seat Belt Reminders standard. Pursuant to the standard, the driver’s seat in passenger vehicles must be equipped with a seat belt reminder from September 1, 2005 for new models and from September 1, 2008 for all other models.

In November 2007, the MLIT issued safety standard for vehicles which use high voltage electric power like an electric vehicle or hybrid electric vehicle, to avoid electric shock, when normal operation and after crash condition, from July 1, 2012 for all models.

In March 2008, the MLIT issued the technical standards for Event Data Recorders (EDRs). Installation of EDRs in vehicles and, if an EDR is installed, compliance with MLIT’s technical standards are both voluntary.

Japan Automobile Standards Internationalization Center (JASIC), which is organized by MLIT and JAMA, among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications.

JASIC is planning to make the proposal to other contracting parties of the 58 / 98 Agreement by 2009 and aim at reaching an agreement among the contracting parties by 2015.

The United States

In December 2003, the NHTSA issued various motor vehicle safety standards, including a final rule specifying enhanced fuel system integrity requirements. For example, the rule changes the test method for rear crash impacts from a full-lap 48km/h test to an offset 80km/h test, and sets forth a phase-in compliance schedule mandating that 40% of all vehicles produced by a manufacturer meet the new safety standard by 2006, 70% by 2007, and 100% by 2008.

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

In August 2006, the NHTSA issued a final rule revising performance requirements for advanced airbag systems. The rule upgrades the maximum speed for frontal barrier crash tests using a belted small adult female dummy. Manufacturer must comply with the upgraded requirements for 35% of all vehicles produced by 2009, 65% by 2010, and 100% by 2011.

In April 2007, the NHTSA issued a final rule regarding an electronic stability control system standard for light vehicles to reduce rollover crashes. The new standard will require installation of electronic stability control system. Manufacturers must comply with the standard for 55% of all vehicles produced by 2008, 75% by 2009, 95% by 2010, and 100% by 2011.

In May 2007, the NHTSA issued a final rule to revise some performance requirements for head restraints, to delay the effective date, and to set a phase-in compliance schedule. For front seat requirements, manufacturer must comply with the revised requirements for 80% of all vehicles produced by 2009, and 100% by 2010. For voluntarily installed rear head restraints, manufacturers also must be in compliance for 80% of all vehicles by 2010, and 100% by 2011.

In September 2007, the NHTSA issued a final rule to upgrade side impact occupant protection standards, and later in June 2008, phase-in schedule was amended. The rule imposes a requirement to provide head protection and adopt a small adult female dummy in side crashes for the first time. Manufacturers must meet an additional performance test involving a 32km/h vehicle side impact into a rigid pole at an approach angle of 75 degrees for 20% of all vehicles produced by a manufacturer by 2010, 40% by 2011, 60% by 2012, 80% by 2013 and 100% by 2014. New dummies are to be used from September 1, 2010 for the existing moving deformable barrier and new pole tests.

In January 2008, the NHTSA issued a final rule to revise some performance requirements for event data recorders and to delay the effective date. Manufacturers offering passenger cars and/or other light vehicles equipped with event data recorders must comply with revised requirements on or after September 2012.

In January 2008, the NHTSA issued a supplemental proposed rule to upgrade vehicle roof crush standard. The rule newly introduces a “Two-sided Roof Test” which imposes the strength tests for both sides of the vehicle roof as an alternative for the existing “Single-sided Roof Test”. Manufacturers must comply with either test requirement from the first September that occurs after three years have elapsed after the issuance of the final rule.

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

In early 2004, the European Commission issued a revised regulation relating to indirect vision to reduce “blind spots” on vehicles of which side and rear areas were not visible to the driver via side or rear-view mirrors. The regulation has been effective from January 29, 2006 for new types of vehicles and will be effective on January 29, 2010 for all vehicles.

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

In January 2007, NHTSA also issued a report titled “The New Car Assessment Program Suggested Approaches for Future Program Enhancements” to encourage additional safety improvements, and to provide consumers with relevant information that will aid them in their new vehicle purchasing decisions. The future program includes detailed proposals regarding not only crash worthiness assessment but also crash avoidance assessment.

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

2. Safety

Japan

Japan introduced the ECE R78—Braking system based on the Global Technical Regulation that was promulgated by the United Nation’s World Forum for Harmonization of Vehicle Regulations. It will apply to new vehicle types on and after June 18, 2009, and to all models on and after June 18, 2011.

The United States

Three wheeled all terrain vehicles, or ATVs (formerly referred to as “ATC”s) were a problem due to the youth- involved accidents in the 80s’, and ATV regulations being established at that time. However, it turned out that a voluntary standard, which was agreed to between the industry and regulators, was established. Although the number of accidents did not increase in the 90s’, the ATV market in the US experienced a rapid development from 2000 and the problem of youth-involved accidents increasing continued to be a focal point.

The Consumer Product Safety Commission (CPSC) and ATV industry updated the voluntary standard in 2007. The CPSC is now considering that the standard will be introduced in the regulation.

Europe

The number of ATVs designed to travel on four low pressure tires on non-paved surfaces has recently increased in the EU market. Most ATVs have received approval by the Whole Vehicle Type Approval (WVTA) and are permitted to run on highways. As a result, there has been an increase in the number of accidents which resulted in the establishment of the All Terrain Vehicle European industry Association (ATVEA). The ATVEA is now focusing on ATV standards rulemaking. It is expected that a standard will be completed in approximately five years at the earliest.

The driving licenses directive was updated, and established a new category for mopeds and changed the contents of each category. A new directive will be effective from January 19, 2013.

Other Regions

Brazilian government issued a new regulation regarding anti-theft device and will require installing an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009.

Many Asian countries, e.g. India, Thailand, and Vietnam are introducing several regulations, e.g. lighting, braking, and anti-theft, based on ECE regulations.

Canadian government revised the controls and display regulation in order to harmonize with the U.S.— vehicle safety standards. It applied to all motorcycle manufactured from February 22, 2008.

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

In 1995, the State of California enacted new engine emissions regulations for small non-road engines. California is now gradually shifting its focus on emissions regulations for engines in use manufactured in the 2000 model year and thereafter. California has introduced tighter tail-pipe emissions standards and added requirements for evaporative emissions from small non-road engines from the 2006 model year. With respect to marine engines, California enacted emissions regulations for model year 2001 outboard engines and personal watercraft that are equivalent to the U.S. federal government’s 2006 model year regulations, and strengthened these regulations in the model year 2004. California plans to further strengthen the regulations for these products in the 2008 model year.

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

Europe

The Machinery Directive was changed on May 16, 2006, and new directive will be effective from December 29, 2009. Main changes are to clarify the scope (e.g. partly completed machinery such as engine unit) and to add the concrete description of market survey and obligation to establish the penalty description for member states.

Preparing for the Future

In the global economy, there are concerns of economic slowdowns in the U.S., Europe and Japan. In addition, the pace of economic expansion in Asia outside Japan is expected to decline. Moreover, the global business environment in which Honda’s management operates still remain uncertain because of global political and economic uncertainties, fluctuations in oil and raw material prices, and movements in currency, finance and capital markets. As a result, Honda expects the operating environment to remain difficult.

It is under these circumstances that Honda seeks to strengthen its corporate structure quickly and flexibly to meet the requirements of its customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue striving to earn even more trust and understanding from society through companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world. Honda will also continue its efforts to conduct research on future technologies.

Production Efficiency

Honda will establish and enhance efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and to upgrade sales and service structure, in order to further satisfy its customers.

Product Quality

Responding to increasing customer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its line-up of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda will also work to advance fuel cell technology and steadily promote its new solar cell business. In addition, Honda will further its efforts to minimize its environmental impact. To this end, we set global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all areas of business, spanning production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

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

Through these Company-wide activities, Honda will strive to materialize Honda’s visions of “Value Creation (Creating New Value for our Customers),” “Glocalization (Expanding Regional Operations),” and “Commitment to the Future (Developing Safety and Environmental Solutions),” with the aim of sharing joy with Honda’s customers, thus becoming a company that society wants to exist.

C. Organizational Structure

As of March 31, 2008, the Company had 131 Japanese subsidiaries and 266 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Lock Mfg. Co., Ltd.	Japan	Manufacturing	100.0
Yutaka Giken Co., Ltd.	Japan	Manufacturing	70.1
Asama Giken Co., Ltd.	Japan	Manufacturing	81.7
Honda Foundry Co., Ltd.	Japan	Manufacturing	82.1
Honda Motorcycle Japan Co., Ltd.	Japan	Sales	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
Mobilityland Corporation	Japan	Others (Leisure)	100.0
Honda Trading Corporation	Japan	Others (Trading)	100.0
Honda Logistics Inc.	Japan	Others (Physical Distribution)	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda of South Carolina Mfg., Inc.	U.S.A.	Manufacturing	100.0
Yachiyo of America Inc.	U.S.A.	Holding Company	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda Precision Parts of Georgia, LLC	U.S.A.	Manufacturing	100.0
Honda Power Equipment Mfg., Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Cardington Yutaka Technologies Inc.	U.S.A.	Manufacturing	100.0
Celina Aluminum Precision Technology Inc.	U.S.A.	Manufacturing	100.0
Honda Trading America Corporation	U.S.A.	Other (Trading)	100.0
Honda Engineering North America, Inc.	U.S.A.	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Europe NV	Belgium	Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Europe Power Equipment, S.A.	France	Manufacturing and Sales	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Bank GmbH	Germany	Finance	100.0
Honda Motor Europe (North) GmbH	Germany	Sales	100.0
Honda R&D Europe (Deutschland) GmbH	Germany	Research & Development	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Montesa Honda S.A.	Spain	Manufacturing and Sales	100.0
Honda Motor (China) Investment Corporation, Limited	China	Holding Company and Sales	100.0
Jialing-Honda Motors Co., Ltd.	China	Manufacturing and Sales	70.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle and Scooter India Private Limited	India	Manufacturing and Sales	100.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	97.4
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia SDN. BHD.	Malaysia	Manufacturing and Sales	51.0
Honda Atlas Cars (Pakistan) Limited	Pakistan	Manufacturing and Sales	51.0
Honda Philippines, Inc.	Philippines	Manufacturing and Sales	99.6
Honda Cars Philippines, Inc.	Philippines	Manufacturing and Sales	74.2
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Company Limited	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Holding Company of Subsidiaries Operation	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Componentes da Amazonia Ltda.	Brazil	Manufacturing	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0
Honda New Zealand Limited	New Zealand	Sales	100.0

D. Property, Plants and Equipment

Honda’s manufacturing operations are principally conducted in 33 separate factories, four of which are located in Japan. The following table sets out information, as of March 31, 2008, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,334	Automobiles
Hamamatsu, Shizuoka, Japan	3,295	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	6,981	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	3,032	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	7,214	Motorcycles and automobiles
Anna, Ohio, U.S.A.	2,598	Engines
East Liberty, Ohio, U.S.A.	2,324	Automobiles
Lincoln, Alabama, U.S.A.	4,513	Automobiles
Swepsonville, North Carolina, U.S.A.	573	Power products
Timmonsville, South Carolina, U.S.A.	1,484	All-terrain vehicles
Alliston, Ontario, Canada	4,506	Automobiles
El Salto, Mexico	1,913	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	4,924	Automobiles and engines
Ormes, France	159	Power products
Atessa, Italy	798	Motorcycles, power products and engines
Barcelona, Spain	299	Motorcycles
Guangzhou, China	1,131	Automobiles
Chongqing, China	962	Power products
Greater Noida, India	1,797	Automobiles
Gurgaon, India	2,627	Motorcycles
Karawang, Indonesia	1,295	Automobiles
Alor Gajah, Malaysia	1,152	Automobiles
Lahore, Pakistan	609	Automobiles
Manila, Philippines	739	Motorcycles and power products
Laguna, Philippines	687	Automobiles
Pingtung, Taiwan	730	Automobiles
Ayutthaya, Thailand	2,935	Automobiles
Bangkok, Thailand	2,708	Motorcycles and power products
Vinhphuc, Vietnam	1,880	Motorcycles and automobiles
Buenos Aires, Argentina	211	Motorcycles
Sumare, Brazil	2,956	Automobiles
Manaus, Brazil	7,654	Motorcycles and power products
Gebze, Turkey	862	Automobiles

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

As of March 31, 2008, the Company’s property, with a net book value of approximately ¥26.5 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2008 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥1,493.2 billion, up ¥499.4 billion from the previous year. Also, total capital expenditures excluding property on operating leases for the year amounted to ¥654.0 billion, up ¥26.9 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2007	2008	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥68,880	¥86,687	¥17,807
Automobile Business	540,859	544,922	4,063
Financial Services Business	367,728	839,888	472,160
Financial Services Business (Excluding Property on Operating Leases)	933	627	(306)
Power Product and Other businesses	16,394	21,794	5,400
Total	¥993,861	¥1,493,291	¥499,430

Total (Excluding Property on Operating Leases)	¥627,066	¥654,030	¥26,964

In the motorcycle business, we made capital expenditures of ¥86,687 million in the fiscal year ended March 31, 2008. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities.

In the automobile business, we made capital expenditures of ¥544,922 million in the fiscal year ended March 31, 2008. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities. As one of our plans to increase the local production of automobile powertrain components in North America, Honda Transmission Mfg. of America, Inc. completed construction of its facilities for the production of high precision gears in July 2007.

In the financial services business segment, capital expenditures excluding property on operating leases amounted to ¥627 million in the fiscal year ended March 31, 2008, while capital expenditures for property on operating leases were ¥839,261 million. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2008, totaling ¥21,794 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Our finance subsidiaries in North America have historically accounted for all leases as direct financing leases. However, starting in the year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment because of the termination of insurance contract covering the estimated residual value of vehicles leased to customers are accounted for as operating leases. Therefore, because of the transfer from direct financing leases to operating leases, capital expenditures of the Company have increased from the year ended March 31, 2007.

Plans after fiscal 2008

We set out our original capital expenditure plans for the period from the fiscal year ended March 31, 2008 during the preceding fiscal year. We have subsequently modified these plans as follows:

The investment amount of the new R&D center in Sakura City, Tochigi, Japan has changed from approximately ¥17,000 million to ¥48,000 million because of the expansion of the building. The planned timing of the commencement of the center’s operations has not changed.

The investment amount of the new auto plant in Yorii-machi Oosato-gun, and the new engine plant in Ogawa-machi Hiki-gun, Saitama, Japan has changed from approximately ¥70,000 million to ¥158,000 million because of the change of operations to strengthen the business competitiveness, strengthening of measures to environment, acquisition of land, inclusion of land development expenses, and a substantially increased building materials prices. The planned timing of the start of operation has not changed.

We have set out our capital expenditure plans for the period from the fiscal year ending March 31, 2009 as follows:

In order to respond efficiently to increases in global motorcycle demand as well as to advancements in products and improvements in production engineering, Honda plans to consolidate all motorcycle production in Japan at its Kumamoto Factory with an investment of approximately ¥33,000 million. This new motorcycle plant plans to start operation in 2008. The annual production capacity of Kumamoto Factory will be approximately 600,000 units.

Honda Siel Cars India Limited, which is one of the Company’s consolidated subsidiaries, plans to build a new auto plant in Rajasthan, India with an investment of approximately $230 million. The annual production capacity of this new plant will be approximately 60,000 units. This new auto plant plans to start operation in the end of 2009.

Honda Automobile (Thailand) Co., Ltd., which is one of the Company’s consolidated subsidiaries, plans to build a new auto plant in Ayutthaya, Thailand with an investment of approximately 6,200 million bahts. The annual production capacity of this new plant will be expandable up to approximately 120,000 units. This new auto plant plans to start operation in the latter half of 2008.

Honda Motor de Argentina S.A., which is one of the Company’s consolidated subsidiaries, plans to build a new auto plant in Buenos Aires, Argentina with an investment of approximately $100 million. The annual production capacity of this new plant will be approximately 30,000 units. This new auto plant plans to start operation in the latter half of 2009.

Yachiyo Industry Co., Ltd., which is one of the Company’s consolidated subsidiaries, plans to build a new auto plant capable of synchronous auto production—from the engine to the entire automobile—in Yokkaichi City, Mie, Japan with an investment of approximately ¥50,000 million, to further strengthen the mini-vehicle business. The annual production capacity of this new plant and the current operating plant will be approximately 240,000 units, which is the same as the current production capacity. This new auto plant plans to start operation in the latter half of 2010.

The estimated amounts of capital expenditures in fiscal year ending March 31, 2009 are shown below.

Fiscal year ending March 31, 2009
Yen (millions)
Motorcycle Business	¥136,600
Automobile Business	549,800
Financial Services Business	1,300
Power Product and Other Businesses	22,300
Total	¥710,000

The estimated amount of capital expenditures for Financial Services Business in the above table does not include property on operating leases.

Item 4A. Unresolved Staff Comments

We do not have any unresolved written comments provided by the staff of the Securities and Exchange Commission regarding our periodic reports under the Securities and Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

Business Environment

The business environment during the fiscal year ended March 31, 2008 was characterized by escalation in crude oil prices around the world and increases in other raw material prices. The U.S. economy showed increasing signs of a slowdown triggered by the subprime mortgage crisis. In Europe, consumer spending was relatively weak, and the pace of the economic growth moderated. On the other hand, the economies of Asia, particularly China and India, continued to report generally rapid economic expansion. In Japan, signs of an economic slowdown emerged, as private capital investment and consumer spending were virtually level with the previous year.

Overview of Fiscal 2008 Operating Performance

Taking on market challenges and opportunities head on, Honda posted the highest level of net sales and other operating revenue in its history as a result of higher unit sales in automobile business and other factors. Profit indicators, including operating income, income before income taxes, minority interest and equity in income of affiliates and net income, also set new records. Factors driving this movement to new highs in profitability included higher revenues and the positive impact of cost reductions, both of which more than offset the escalation in raw material costs.

Motorcycle Business

Global unit sales of motorcycles declined, despite increases in Other Regions mainly in Brazil, as our unit sales in North America and certain other markets decreased.

By region, in Other Regions, which includes South America, we reported major increases in sales of 125cc-class models as a result of expansion in the Brazilian market. In Asia, sales of scooters and other motorcycles in India were favorable, and sales in the fast-growing economy of Vietnam were strong, especially for automatic transmission models.

In North America, however, as a result of the deceleration in the U.S. economy because of fallout from the subprime mortgage crisis, unit sales of medium- to large-size motorcycle models, sport-type ATVs, and other products declined from the levels of the previous year. In Japan, we took steps to increase the appeal of Honda products and stimulate market demand by installing fuel-injection (FI) systems* on scooters and other models, making full model changes in our large scooters, and adopting other measures, but unit sales dropped below the previous year.

*	Fuel Injection (FI): Electronically controlled fuel injection systems

Automobile Business

During the fiscal year under review, as a result of strong unit sales of Honda’s global automobile models—the Civic, Accord, CR-V and Fit—unit sales increased in all overseas regions, and total unit sales were at a record level for the ninth consecutive year.

In North America, as the U.S. economy showed growing signs of deceleration, Honda sustained its efforts and momentum, especially for the new-model Accord and CR-V, and reported a steady rise in unit sales in the United States. In Europe, sales of units with clean, high-efficiency diesel engines expanded, while Honda posted rapid sales growth in Russia, supported by strong economic conditions, and in Eastern Europe, where markets are continuing to expand. Meanwhile, in Asia, sales of the Civic, CR-V and other models were favorable in China. In Japan, although sales of the new-model Fit were strong, overall demand conditions were weak and unit sales decreased.

Power Product and Other Businesses

Total unit sales of this segment during the fiscal year under review declined as a result of substantially lower sales in North America, despite increases in other areas outside the United States.

By region, in North America, overall unit sales of Honda power products were weak because of the decline of the housing market. On the other hand, unit sales increased in Europe, mainly of general-purpose engines for OEM*1 use, along with expansion in the Russian and Eastern European markets as well as solid sales of lawn mowers and other products in Western Europe. In Asia, sales of general-purpose engines and pumps were favorable.

*1	OEM (Original equipment manufacturing):

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Results of the 9th Mid-Term Management Plan

Fiscal 2008 was the concluding year in Honda’s 9th Mid-term management plan, which was launched in fiscal 2006. During the three years covered by the plan, Honda focused on establishing a foothold in order to achieve a significant leap in the future, focusing on

–	Strengthening the core characteristics that make Honda unique,

–	Strengthening the foundation for global growth, and

–	Strengthening Honda’s efforts to reduce its environmental footprint.

Over the three years of the plan, Honda established a foothold as a manufacturing enterprise. Also, Honda succeeded in dramatically expanding its business scale as the economies of North America recorded a generally favorable performance, and the economies of Asia and South America continued to grow, by expanding its total net sales and other operating revenue 38.8% more than the final fiscal year of the previous mid-term plan.

– Strengthening the Core Characteristics that Make Honda Unique through Acceleration of Efforts in Japan

We believe that an important initiative that will facilitate the application of Honda’s technology and know-how in its operations around the world will be to strengthen in Japan the core characteristics that make Honda unique. During the period of the 9th Mid-term plan, Honda promoted standardization of production process and increased efficiency with an eye to overseas production plants, aiming to establish a production and development system that enables Honda to provide high quality products and flexibly meet the need of customers.

– Strengthening the Foundation for Global Growth

In its overseas operations, Honda has worked to structure and expand flexible production systems that can respond to continuing changes in demand. Honda has expanded its production capacity for automobiles in response to strong demand in India, China, Brazil and elsewhere, thus making it possible to supply a total of 3,955,000 automobiles to world markets during the fiscal year under review. This figure was 20.8% higher than production in the fiscal year ended March 31, 2005, the final year of the previous mid-term plan.

– Strengthening Honda’s Efforts to Reduce Its Environmental Footprint

With the long-range goal of “giving joy to the next generation,” Honda has established voluntary targets*2 for making its products and production activities more environmentally-responsible and is stepping up its initiatives to reach these targets by an earlier date.

Sales of Honda automobiles with our originally developed diesel engines, which offer improved environmental performance and the same degree of driving comfort as cars with gasoline engines, are expanding in Europe. Furthermore, Honda has adopted the Variable Cylinder Management (VCM)*3 System, which offers improvement in fuel efficiency in conventional gasoline engines, to new Accord models in North America and began the marketing of these automobiles in September 2007. In the field of hybrid cars, Honda’s cumulative sales through the end of fiscal 2008 have exceeded 250,000 units. Sales continue to be strong, as requirements worldwide for better fuel efficiency are increasing. Also, Honda’s all-new fuel cell vehicle, the FCX Clarity, was unveiled in November 2007.

In the motorcycle business, Honda has completed the installation of fuel injection systems, which are superior in environmental performance, on almost all of its business bike and scooter models sold in Japan.

Honda is also active in the field of solar cells, and its consolidated subsidiary, Honda Soltec Co., Ltd., began the marketing of thin-film solar cells in June 2007.

*2	Honda’s worldwide goals for reducing CO2 emissions by 2010:

(Compared to fiscal 2001)

-	Reduce CO2 emissions per unit of motorcycles, automobiles and power products by 10%

-	Reduce CO2 emissions per unit in production of motorcycles and power products by 20%

-	Reduce CO2 emissions per unit in production of automobiles by 10%

*3	VCM: An advanced variable cylinder management system that can switch from six-cylinder mode to four-cylinder or three-cylinder mode, depending on driving conditions.

Fiscal Year 2008 Compared with Fiscal Year 2007

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenues (hereafter, “net sales”) for the fiscal year ended March 31, 2008 grew ¥915.6 billion, or 8.3%, compared with fiscal 2007, to ¥12,002.8 billion. Factors behind this increase were higher unit sales in the motorcycle business in Other Regions, higher unit sales in the automobile business in all overseas regions, and higher unit sales of power products in Asia, as well as the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged against other currencies from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥743.0 billion, or 6.7%, compared to the increase as reported of ¥915.6 billion, which includes a positive foreign currency effect.

Domestic net sales decreased by ¥95.4 billion, or 5.7%, to ¥1,585.7 billion, but overseas net sales were up ¥1,011.1 billion, or 10.7%, to ¥10,417.0 billion.

Operating Income

Operating income increased ¥101.2 billion, or 11.9% to ¥953.1 billion when compared with the preceding year. After considering the net effect of the positive impact of foreign currency effects of ¥37.6 billion, Honda estimates operating income increased ¥63.5 billion, or 7.5%.

Factors contributing to the remaining increase of ¥63.5 billion in operating income, after consideration of foreign currency effects can be summarized as follows (i) changes in net sales and the model mix, (ii) cost reductions and the effect of raw material cost fluctuations, (iii) changes in selling, general and administrative (SG&A) expenses and (iv) R&D expenses. Details regarding these factors are as follows.

Changes in net sales and the model mix was a positive impact of ¥170.0 billion due mainly to an increase of income because of higher sales and an effect of price increase. On the other hand, higher incentives payment in North America and change in model mix caused by shift of customers’ demands towards more fuel efficient (compact) models for automobiles segment because of the higher fuel prices negatively affected operating income.

Because of the positive impact of continuing cost reduction effects which offset the negative impacts of surging raw materials prices, such as steel and precious grade metals used as catalyst, as well as an increase in depreciation, cost of sales had a positive impact of ¥11.5 billion.

Selling, general and administrative expenses had a negative impact of ¥81.8 billion due to higher transportation and storage costs accompanying the increase in unit sales, an increase of provisions for credit losses mainly in financial services business in North America, and higher advertising and sales promotion costs.

R&D expenses also had a negative impact of ¥36.1 billion, as we spent more on safety and environmental technologies and worked to enhance the attractiveness of our products.

With respect to the discussion above of the change in operating income, management has identified the factors set forth below and used what it believes to be a reasonable method to analyze the respective changes in such factors. Each of these factors is explained below. Management has analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries.

(1) “Foreign currency effects” consist of translation adjustments, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and foreign currency adjustments, which result from foreign-currency-denominated sales. At the levels of the Company and those consolidated subsidiaries which have been analyzed, such foreign currency adjustments primarily relate to the following currencies: U.S. dollar, Canadian dollar, Euro, British pound, Brazilian real and Japanese yen.

(2) With respect to “cost reduction and effects of raw material cost fluctuations”, management has analyzed cost reduction and effects of raw material cost fluctuations at the levels of the Company and its material foreign manufacturing subsidiaries in North America, Europe and Other Regions.

(3) With respect to “changes in net sales and model mix”, management has analyzed changes in sales volume and in the mix of product models sold in major markets which have resulted in increases/decreases in profit, as well as certain other reasons for increases/decreases in net sales and cost of sales.

(4) With respect to “selling, general and administrative expenses”, management has analyzed reasons for an increase/decrease in selling, general and administrative expenses from the previous fiscal year excluding currency translation effects.

Income before Income Taxes, Minority Interest and Equity in Income of Affiliates

Income before income taxes, minority interest and equity in income of affiliates increased ¥102.9 billion, or 13.0%, to ¥895.8 billion. Main factors of this increase except factors relating operating income are as follows;

Losses on the valuation of interest rate swaps and other derivatives of our finance subsidiaries had a negative impact of ¥13.4 billion. The other factors had a net positive impact of ¥15.1 billion. Among such other factors, the effects of transaction gains and losses had a positive impact, but this was offset by the negative impact of various factors, including the net loss associated with the revaluation of assets and liabilities denominated in foreign currencies, and the absence of gains on sale of investment securities which were recorded in the fiscal year ended March 31, 2007.

Income Tax Expense

Income tax expense increased ¥103.5 billion, or 36.5%, to ¥387.4 billion. The effective tax rate was 43.2%, an increase by 7.4 percentage points from the previous fiscal year. This increase in the effective tax rate was mainly due to the recognition of liabilities for unrecognized tax benefits as a result of an ongoing examination of the Company’s tax filings by the Tokyo Regional Taxation Bureau with regard to transfer pricing matters.

Additional detailed information is described in Note (10) to the accompanying consolidated financial statements.

Minority Interest in Income of Consolidated Subsidiaries

The amount deducted for minority interest in income of consolidated subsidiaries grew ¥7.1 billion, or 35.7% from the previous year, to ¥27.3 billion.

Equity in Income of Affiliates

Equity in income of affiliates grew ¥15.5 billion, or 15.0%, to ¥118.9 billion, due mainly to an increase of income at equity method affiliates in Asia accompanying an increase in their sales along with market expansion.

Net Income

Net income rose ¥7.7 billion, or 1.3% from the previous year, to ¥600.0 billion.

Business segments

Motorcycle Business

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) in fiscal 2008 totaled 9,320,000 units, a decrease of 10.1%, from the previous fiscal year. Unit sales in Japan were 311,000 units, a decrease of 7.7%. Overseas unit sales in the motorcycle totaled 9,009,000 units, a decrease of 10.2%, due mainly to a decrease in unit sales of parts for local production at affiliates accounted for under equity method in Asia, which offset the increase in unit sales in Other Regions, especially in South America. Revenue from external customers increased ¥188.0 billion, or 13.7%, to ¥1,558.6 billion, from the previous fiscal year, due mainly to increased unit sales in Asia and Other Regions, and the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥94.8 billion, or 6.9%, compared to the increase as reported of ¥188.0 billion, which includes a positive foreign currency effect.

Operating income increased ¥50.6 billion, or 50.4%, to ¥151.2 billion, from the previous fiscal year, due mainly to a positive foreign currency effects caused by an appreciation of Brazilian real and a positive impact of changes in the model mix, which offset the increased R&D expenses and higher SG&A expenses.

Japan

In Japan, total demand* for motorcycles in fiscal 2008 was approximately 710,000 units, a decline from the previous fiscal year. Although sales of small, two-wheeled motor vehicles (over 251cc) were strong—due to structural factors, including the decline in the population of younger people and those obtaining first-class motorcycle driver’s licenses, the shortage of motorcycle parking space in urban areas and other factors—sales of first-class motor-driven cycles (up to 50cc) and mini-sized two-wheeled motor mini-vehicles (126cc to 250cc) declined.

Amid these market conditions, Honda’s unit sales of motorcycles declined 7.7% from the previous fiscal year to 311,000 units, despite an increase in sales of second-class motor-driven cycles (51cc to 125cc) for business use from replacement demands of corporate customers, as sales of scooters and other first-class motor-driven cycles as well as mini-sized two-wheeled motor mini-vehicles declined.

To accelerate initiatives to reduce the load on the natural environment, Honda newly adopted its fuel-injection system on its Today motor-driven cycles, its Super Cub 50 business bike and other models. In addition, to stimulate new demand, Honda introduced the DN-01, a large super sport cruiser equipped with its new automatic transmission.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

In calendar 2007, total demand in the United States for motorcycles and ATVs declined. Although sales of on-road bikes remained stable, sales of off-road bikes and sport ATVs, which are recreational products, declined as a result of such factors as the turmoil in financial markets stemming from the subprime mortgage crisis.

Amid these conditions, Honda’s unit sales in this market for fiscal 2008 declined 9.9%, to 453,000 units. Among motorcycle sales, although the number of super sport bikes such as CBR600RR increased, sales of cruiser models and off-road bikes declined. As a result, Honda’s motorcycle sales in this market fell 14.2%, to 242,000 units. Sales of ATVs decreased 4.5%, to 211,000 units, despite favorable sales of models in the FourTrax Rancher utility ATV series, as the number of sport ATVs declined.

Europe

In calendar 2007, total demand in Europe*1 increased over the previous year, to approximately 1,320,000 units as every country except Italy saw an increase from the growth in sales of large scooters, which are the largest market sub-segment in Europe.

In this operating environment, Honda’s motorcycle sales in this region for fiscal 2008 decreased 4.9% from the previous year, to 313,000 units. This occured in spite of approximately the same level of sales of large scooters as in the previous fiscal year, because of weakness in unit sales of 125cc scooters as well as naked*2 and dual-purpose*3 models.

*1	Total for ten countries: United Kingdom, Germany, the Netherlands, Belgium, France, Spain, Italy, Switzerland, Portugal and Hungary

*2	Naked: models not equipped with a cowl (a front guard to protect against the wind)

*3	Dual-purpose: motorcycles used mainly for off-road riding but also designed to run on paved roads (public roads)

Asia

In Asia, demand for motorcycles as an essential mode of transportation has continued to grow. During calendar 2007, total demand in principal Asian countries outside Japan* increased from the previous year, to approximately 35,500,000 units, as a result of stable economic growth and other factors.

Amid this environment, unit sales of completed products of Honda and its consolidated subsidiaries and unit sales of parts to Honda affiliate companies accounted for under the equity method for use in local production by such companies declined 16.0%, to 6,633,000 units.

Honda is working to expand local businesses in the region through actively promoting the local procurement of parts used in overseas production. In Asia, this strategy has resulted in an increase in sales of Honda-brand motorcycles that are manufactured and sold by affiliated companies accounted for under the equity method in India and China, but do not include any parts supplied by Honda or its consolidated subsidiaries, and, therefore, are not included in Honda’s consolidated unit sales.

By country, although sales of the Wave series in Thailand were favorable, sales of existing models weakened. As a result, Honda’s unit sales in Thailand declined 8.2% from the previous fiscal year, to 1,286,000 units.

In Vietnam, unit sales in fiscal 2008 climbed 42.9% over the previous fiscal year, to 1,125,000 units. Factors accounting for this were mainly the introduction in April 2007 of the first fuel-injection model, the Future Neo FI, and the Air Blade, with an automatic transmission.

In Indonesia, P.T. Astra Honda Motor, an affiliate accounted for under the equity method, added a new model of the Revo to its lineup of 100cc Cub-type models in April 2007 and introduced a version of the Fit X with disk brakes in August 2007. P.T. Astra Honda Motor also added another new model, the Supra X125, a Cub-type model, to its line in September 2007. However, these initiatives were not sufficient to make up for the slump in the first half of the year, and unit sales to affliate(s) accounted for under the equity method declined 16.7%, to 2,056,000 units.

Our Indian consolidated subsidiary, Honda Motorcycle and Scooter India Private Limited, reported robust sales of the Shine, a 125cc motorcycle that had undergone a model change; the Unicorn, a 150cc motorcycle; the Activa scooter, with an automatic transmission, and the Dio motorcycle. In addition, Hero Honda Motors Ltd., an affiliate accounted for under the equity method, reported robust sales of the low-priced CD Deluxe 100cc motorcycle; the Splendor-NXG, which it introduced in May 2007; and the Glamour, a 125cc motorcycle with cast wheel specifications. For the fiscal year under review, total unit sales of completed motorcycles of Honda and its consolidated subsidiaries and unit sales of parts to Honda affiliate companies accounted for under the equity method for use in local production by such companies declined 47.5%, to 1,120,000 units.

*	Total for eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China

Other Regions

In Other Regions—including South America, the Middle & Near East, Africa and Oceania—unit sales increased 23.4%, to 1,610,000 units.

In Brazil, where economic performance continued to be strong, total demand in calendar 2007 increased, to 1,690,000 units. Amid this operating environment, Honda posted growth in sales of its core models, the CG150 Titan, the CG125 Fan and the Biz 125 models, and unit sales in Brazil expanded.

Automobile Business

Honda’s unit sales of automobiles amounted to 3,925,000 units, up 7.5% from the previous fiscal year. In Japan, unit sales decreased 8.5%, to 615,000 units. Overseas unit sales increased 11.1%, to 3,310,000 units, due mainly to increased unit sales in North America, Europe, Asia and Other Regions.

Revenue from external customers increased ¥600.3 billion, or 6.8%, to ¥9,489.3 billion, from the previous fiscal year, due to increased unit sales and the positive impact of the foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥514.4 billion, or 5.8%, compared to the increase as reported of ¥600.3 billion, which includes a positive foreign currency effect.

Operating income increased ¥62.1 billion, or 10.4%, to ¥661.6 billion, from the previous fiscal year, due mainly to the positive impacts of higher revenue attributable to the increased unit sales, continuing cost reduction effects, increased prices, and the positive foreign currency effects, while offsetting the negative impacts of increased sales incentives in North America, substantially increased raw material costs, increased SG&A expenses, changes in the model mix, higher R&D expenses, and increased depreciation expenses.

Japan

Total automobile demand in Japan* (as measured by the number of registrations of regular vehicles (661cc or higher) and mini-vehicles (660cc or lower)) through December 2007 was below the level of the previous year for 21 consecutive months, thus creating severe market conditions. In fiscal 2008, total demand declined from the previous fiscal year, to 5,320,000 units. Of this total, regular vehicle registrations remained below the level of the previous year throughout the fiscal year and amounted to approximately 3,430,000 units, despite the positive impact on sales of the Tokyo Motor Show in the latter half of fiscal 2008 and the introduction of new models by various automakers. Registrations of mini-vehicles amounted to about 1,890,000 units, also below the level of the previous fiscal year, despite continued interest among drivers in owning these vehicles, in part because of a decline of the positive impact of the introduction of new types of mini-vehicles.

Within this operating environment, although sales of Honda vehicles in the regular vehicle category during fiscal 2008, including the Stream and CR-V continued to be strong, and sales of the new Fit and Inspire models were robust, in the mini-vehicle category sales were lackluster due to the decline in sales of Zest and Life. As a result of this and other factors, overall automobile sales declined 8.5%, to 615,000 units.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

In calendar 2007, total demand in the United States declined from the previous year, to 16,150,000 units. A decline in new car demand became clear toward the end of the year as consumer interest in purchasing new automobiles declined substantially due to such factors as the increase in oil prices, the turmoil in financial markets stemming from the subprime mortgage crisis. In addition, the market continued to shift from large sport utility vehicles (SUVs) and light trucks including pickup trucks, and toward small-size vehicles and crossover utility vehicles (CUVs) because of their fuel efficiency and smaller size.

Amid these operating conditions, unit sales of Honda automobiles in North America during the fiscal year under review rose 3.5%, to 1,850,000 units, despite a decline in sales of the Pilot, as sales of the small-size Fit and the CR-V in the CUV category continued to be strong, and a favorable sales performance was recorded for the core Accord and Civic models.

Europe

Total demand in Germany, Europe’s largest market, were below the levels of the previous year for 12 consecutive months. However, markets in Eastern and Central European countries continued to expand. As a result, total demand in Europe* in calendar 2007 amounted to approximately 15,960,000 units, about the same as in calendar 2006.

Total demand in Russia in calendar 2007 showed strong growth, to about 2,580,000 units as a result of strong economic conditions accompanying the rise in prices of crude oil and other resources that Russia possesses as well as the rapid expansion of automobile loan financing in that country.

Amid this operating environment, during the fiscal year under review, Honda’s automobile sales increased 20.7%, to 391,000 units. Factors accounting for this performance were the expansion in sales of diesel-powered cars as well as favorable sales for the new model CR-V, which was introduced in January 2007, and the three-door Type S as well as Type R models in the Civic series. Especially in Russia, sales of the Accord and Civic four-door sedans recorded strong sales.

*	Source: Passenger automobile division of Association des Constructeurs Européens d’Automobiles (the European automobile association) (Figures include 25 EU countries and 3 European Free Trade Association (EFTA) countries)

Asia

In Asia outside Japan, total demand in principal countries* in calendar 2007 increased, to 14,330,000 units, as a result of stable economic expansion.

In Asia in fiscal 2008, total sales of finished automobiles of Honda and its consolidated subsidiaries and unit sales of parts to Honda affiliate companies accounted for under the equity method for use in local production by such companies expanded 21.8%, to 755,000 units.

By country, sales of the Civic and the new CR-V models that were introduced in early 2007 showed favorable expansion in Indonesia, India and other countries. In China, sales were strong for the City and Odyssey by Guangzhou Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, and for the Civic and the CR-V, which was introduced in April 2007 by Dongfeng Honda Automobile Co., Ltd., also an equity-method affiliate.

*	The total includes Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, Korea, India, Pakistan and China.

Other Regions

In calendar 2007, other major markets in the Other Regions geographical segment expanded against a background of increasing crude oil and other raw material prices. Compared with the previous year, the Brazilian automobile market*1 grew, to approximately 2,460,000 units, while the Australian market*2 expanded to approximately 1,050,000 units. Markets in the Middle & Near East and South American markets other than Brazil also experienced overall expansion.

Amid these operating conditions, Honda’s unit sales in the Other Regions expanded 26.6%, to 314,000 units. In Brazil, sales of Civic and Fit flexible fuel vehicle (FFV) models which are able to operate on 100% ethanol or a mixture of gasoline and ethanol were quite robust, while in other countries, sales of the CR-V and Civic were strong.

*1	Source : Associação Nacional dos Fabricantes de Veículos Automotores (the Brazilian automobile association)

*2	Source: Federal Chamber of Automotive Industries (the Australian automobile association)

Power Product and Other Businesses

Honda’s unit sales of power products totaled 6,057,000 units, down 5.7% from the previous fiscal year. In Japan, unit sales totaled 550,000 units, an increase of 4.4%. Overseas unit sales came to 5,507,000 units, a decrease of 6.6%, due mainly to decreased unit sales in North America. Revenue from external customers increased ¥3.4 billion, or 0.8%, to ¥421.1 billion, from the previous fiscal year, due mainly to the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have decreased by approximately ¥3.3 billion, or 0.8%, compared to the increase as reported of ¥3.4 billion, which includes a positive foreign currency effect.

Operating income was ¥22.3 billion, a decrease of ¥13.8 billion, or 38.2% from the previous fiscal year, due mainly to the negative impact of the increased SG&A expenses and an increase of R&D expenses in other businesses, which offset the positive impact of the foreign currency effects caused by the appreciation of the European currencies.

Japan

In Japan, unit sales grew 4.4%, to 550,000 units. These gains were due primarily to higher sales of pumps, sales of GX series engines for electric power generators and other products on an original equipment manufacturer (OEM*1) basis and sales of compact, home-use cogeneration systems for household use.*2

*1	OEM (Original equipment manufacturing):

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

*2

Compact, home-use cogeneration systems: Honda has applied its original electromagnetic inverter technologies to create small and light-weight electronic power generation systems built with an efficient layout.

North America

Sales in North America declined 22.2%, to 2,415,000 units. Factors accounting for these declines were weakness in sales of engines for OEM use in high-pressure washers and lawn mowers and weakness in sales of lawn mowers, generators and other products, due mainly to the slowdown in the housing market caused by the subprime loan issue mainly in the United States.

Europe

In Europe, sales expanded 4.2%, to 1,693,000 units. Sales of GCV series engines for OEM use in lawn mowers and sales of GX series engines for OEM use in generators, construction machinery and other applications expanded.

Asia

Unit sales in Asia, excluding Japan, increased 20.4% from the previous fiscal year, to 915,000 units, as a result of higher sales of general-purpose engines in China, general-purpose engines and pumps in Indonesia and India as well as other factors.

Other Regions

In Other Regions, unit sales for the fiscal year under review rose 19.2%, to 484,000 units, mainly as a result of increased sales of general-purpose engines in Brazil and higher sales of electric power generators in Australia and South Africa.

Financial Services Business

To support the sale of its products, Honda provides wholesale financing to dealers and retail lending and leasing to customers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil and Thailand.

As a result of increased sales of automobiles mainly in North America, credit assets and property on operating leases of financial subsidiaries rose 3.4% from the previous fiscal year, to ¥4,967.5 billion.

In fiscal year 2008, revenue from external customers in a financial services business increased ¥123.8 billion, or 30.2%, to ¥533.5 billion from the previous fiscal year due mainly to an increase in operating lease revenue. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥137.0 billion, or 33.4%, compared to the increase as reported of ¥123.8 billion, which includes a negative foreign currency effect.

Operating income also expanded ¥2.2 billion, or 2.0%, to ¥117.7 billion from the previous fiscal year, due mainly to the increased profit attributable to higher revenue benefiting from a higher loan balance in North America, which offset the negative impact of the increased SG&A expenses caused by an increase of provisions for credit losses.

Our finance subsidiaries in North America have historically accounted for all leases as direct financing leases. However, starting in the year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases. Generally, direct financing lease revenues and interest income consist of the recognition of finance lease revenue at inception of the lease arrangement and subsequent recognition of the interest income component of total lease payments using the effective interest method. In comparison, operating lease revenues include the recognition of the gross lease payment amounts on a straight line basis over the term of the lease arrangement, and operating lease vehicles are depreciated to their estimated residual value on a straight line basis over the term of the lease. It is not anticipated that the differences in accounting for operating leases and direct financing leases will have a material net impact on the Company’s results of operations overall, however, operating lease revenues and associated depreciation of leased assets do result in differing presentation and timing compared to those of direct financing leases.

Information about allowance for credit losses is provided at Item 5. Operating and Financial Review and Prospects A. Operating Results, Application of Critical Accounting Policies. Information about finance subsidiaries-receivables and securitizations is described in Note (3) to the accompanying consolidated financial statements.

Geographical Information

Japan

In Japan, revenue from domestic and export sales was ¥4,889.0 billion, up ¥114.9 billion, or 2.4% compared to the previous fiscal year, due primarily to the increased revenue from exports in automobile business which offset the negative impact of the decreased revenue in domestic automobile business. Operating income was ¥192.5 billion, down ¥35.5 billion, or 15.6%, compared to the previous fiscal year, due primarily to the increased R&D expenses, increased depreciation expenses, and substantially increased raw material costs, which offset the positive impact of the continuing cost reduction effects, increased profit attributable to higher revenue, and the decreased SG&A expenses.

North America

In North America, which mainly consists of the United States, revenue increased ¥92.6 billion, or 1.5%, to ¥6,265.2 billion, due mainly to increased revenue in the automobile business, which offset the negative impact of foreign currency translation effects.

Operating income decreased ¥24.1 billion, or 5.3%, to ¥432.6 billion, from the previous fiscal year, due primarily to the negative impacts of increased sales incentives in the automobile business, substantially increased raw material costs, the change in the model mix in the automobile business, increased SG&A expenses caused by an increase of provisions for credit losses in the financial services business, increased depreciation expenses, and the negative impact of foreign currency effect because of the depreciation of U.S. dollars, which offset the positive impacts of increased profit attributable to higher revenue, continuing cost reduction effects, and increased prices.

Europe

In Europe, revenue increased ¥246.4 billion, or 18.3%, to ¥1,594.2 billion, compared to the previous fiscal year, due primarily to increased revenue in the automobile business and the positive impact of foreign currency translation effects.

Operating income increased ¥19.5 billion, or 61.1%, to ¥51.5 billion, from the previous fiscal year, due mainly to the positive impacts of increased profit attributable to higher revenue, continuing cost reduction effects and the foreign currency effects, which offset the negative impacts of the increased SG&A expenses.

Asia

In Asia, revenue increased ¥366.8 billion, or 28.9%, to ¥1,638.2 billion from the previous fiscal year, due primarily to increased revenue in the motorcycle and automobile businesses and the positive impact of foreign currency translation effects.

Operating income increased ¥53.5 billion, or 69.4%, to ¥130.7 billion, from the previous fiscal year, due mainly to the positive impacts of increased profit attributable to higher revenue and the foreign currency effects, which offset the negative impact of increased SG&A expenses.

Other Regions

In Other Regions, revenue increased ¥295.1 billion, or 37.0%, to ¥1,092.8 billion, compared to the previous fiscal year, due mainly to increased revenue in all of the business segments and the positive impact of foreign currency translation effects.

Operating income rose ¥44.2 billion, or 61.2%, to ¥116.4 billion, from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue, the foreign currency effects, and continuing cost reduction effects which offset the negative impact of increased SG&A expenses.

Initiatives under the 10th Mid-Term Management Plan

In April 2008, we began our 10th three-year mid-term management plan. As we launched the new plan, environmental issues were continuing to rise in importance and many uncertainties loomed, including volatility in foreign currency exchange rates and the difficulty in forecasting the macro trends in the world economy. Under our 10th Mid-term plan, the basic concept is “to establish the necessary systems to give Honda the strengths to continue to grow globally in the medium-to-long term and apply its strengths in Japan to its operations around the world.”

To do this, we will take initiatives including, strengthening motorcycle business, innovation of automobile manufacturing in Japan, and increasing the market penetration of environmentally-responsible products.

– Strengthening Motorcycle Business

Looking to the future, Honda will continue to create products that will offer new value and exceed customer expectations. To do this, Honda will make further advances in R&D, expand the application of fuel injection technology and actively apply safety technologies, including a motorcycle airbag system and antilock braking systems. In addition to introducing environmental and safety technologies, Honda will work to improve fuel efficiency through the installation of a VCM system for motorcycles that increases fuel economy and an advanced electronically controlled combined antilock braking system (C-ABS) that improves stability when braking, while also working to enhance the attractiveness of medium to large-size models and give Honda owners a greater sense of joy in riding.

At new motorcycle plant at Honda’s Kumamoto Factory, which began operations in April 2008, will play a key role in strengthening motorcycle production. Honda created efficient production lines to make it possible to efficiently produce approximately 60 models, from small commuters to large motorcycles, and accommodate the unique characteristics of each model. The initiatives we have taken at this new motorcycle plant will be applied in our plants in regions outside of Japan, where the markets for motorcycles are continuing to expand, and the Kumamoto Factory will be a driving force for creating new products going forward.

– Innovation of Automobile Manufacturing in Japan

Several next-generation production plants will begin operation in Japan over the coming three years. They will include a new engine plant in Ogawa, a new automobile plant in Yorii, a new mini-vehicle production plant to be built by our consolidated subsidiary, Yachiyo Industry Co., Ltd. Also, the renovation is planned for Hamamatsu Factory to make it to specialize in production of transmissions.

The new auto engine plant in Ogawa will be responsible for the production of next-generation environmentally responsible engines that require highly advanced manufacturing technologies. This plant will use flexible manufacturing technology to produce engines requiring different production processes, including gasoline engines, diesel engines, in-line four-cylinder engines and V-type engines. We are planning to make the Yorii Plant a next-generation manufacturing facility by introducing systems that optimally control the amount of energy used during production and works to create more people-friendly assembly lines.

Also, in regions outside Japan, in the latter half of fiscal 2008 we will begin production at a new automobile plant in Indiana, in the United States; a new auto engine plant in Canada; and a second automobile plant in Thailand.

– Environmentally Responsible Vehicles

Honda believes that the most important environmental issue is the reduction of CO2 emissions, which is a means of protecting the natural environment on a global scale. Recognizing this, Honda has proactively announced global CO2 reduction targets for 2010 for both its products and manufacturing activities.

Hybrid Vehicles

In addition to the Civic Hybrid, which is currently on the market, Honda is planning to introduce a new dedicated hybrid vehicle that will be compact and easy to drive, with five doors and room for five passengers. For its hybrid system, the new automobile will incorporate a compact, lightweight Integrated Motor Assist (IMA) system. The new Honda hybrid will go on sale in Japan, North America and Europe early in 2009. Looking ahead, we plan to debut a new sporty hybrid based on the CR-Z concept model that we showed at the 40th Tokyo Motor Show. Furthermore, development is planned to put the hybrid system on Fit model.

FCX Clarity

The FCX Clarity is a fuel cell vehicle, which features zero CO2 emissions. Lease sales of this epoch-making vehicle will begin in the United States in July 2008 and in Japan in fall 2008.

Fiscal 2007 Compared with Fiscal 2006

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2007 grew ¥1,179.1 billion, or 11.9%, compared with fiscal year 2006, to ¥11,087.1 billion. Factors behind this increase were higher unit sales in the motorcycle business in Other Regions, higher overseas unit sales in the automobile business and higher unit sales in all regions in power product and other businesses, as well as the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged against other currencies from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥732.4 billion, or 7.4%, compared to the increase as reported of ¥1,179.1 billion, which includes a positive foreign currency effect.

Domestic net sales decreased by ¥12.8 billion, or 0.8% to ¥1,681.1 billion, but overseas net sales were up ¥1,191.9 billion, or 14.5% from fiscal year 2006, to ¥9,405.9 billion.

Operating Income

Operating income declined ¥17.0 billion, or 2.0% to ¥851.8 billion when compared with the preceding year. After considering the net effect of the positive impact of foreign currency effects of ¥125.5 billion in 2007 and the absence of a ¥138.0 billion gain on the return of the substitutional portion of the Employees Pension Funds which was presented in fiscal year 2006, Honda estimates operating income decreased ¥4.5 billion, or 0.5%.

Factors contributing to the remaining ¥4.5 billion decrease in operating income, after consideration of foreign currency effects in 2007 and the gain on the return of the substitutional portion of the Employees Pension Funds which was recorded in the fiscal year ended March 31, 2006, can be categorized into (i) changes in net sales and the model mix, (ii) cost reductions and the effect of raw material cost fluctuations, (iii) changes in selling, general and administrative (SG&A) expenses and (iv) R&D costs. Details regarding these factors are as follows.

Changes in net sales and the model mix had a positive impact of ¥155.1 billion due mainly to an increase of income because of higher sales in all businesses and in all regions coupled with an effect of price increase in North America. On the other hand, shift of customers’ demands towards more fuel efficient (compact) models mainly in Japan, North America, and Europe market for automobiles segment and higher incentives payment in North America negatively affected operating income.

Despite the effects of continuing cost reduction, cost of sales had a negative impact of ¥13.0 billion due to surging raw materials prices, such as steel, aluminum and precious grade metals used as catalyst, as well as an increase in depreciation and labor costs.

Selling, general and administrative expenses had a negative impact of ¥105.2 billion due to increases in line with higher unit sales, higher freight costs as the result of substantially increased crude oil prices and higher expenses related to product quality. The negative impact was offset by a decrease of sales promotion expense.

R&D expenses also had a negative impact of ¥41.4 billion, as we spent more on safety and environmental technologies and worked to enhance the attractiveness of our products.

With respect to the discussion above of the change in operating income, management has identified the factors set forth below and used what it believes to be a reasonable method to analyze the respective changes in such factors. Each of these factors is explained below. Management has analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries.

(1) “Foreign currency effects” consist of translation adjustments, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and foreign currency adjustments, which result from foreign-currency-denominated sales. At the levels of the Company and those consolidated subsidiaries which have been analyzed, such foreign currency adjustments primarily relate to the following currencies: U.S. dollar, Canadian dollar, Euro, British pound, Brazilian real and Japanese yen.

(2) With respect to “cost reduction and effects of raw material cost fluctuations”, management has analyzed cost reduction and effects of raw material cost fluctuations at the levels of the Company and its material foreign manufacturing subsidiaries in North America, Europe and Other Regions.

(3) With respect to “changes in net sales and model mix”, management has analyzed changes in sales volume and in the mix of product models sold in major markets which have resulted in increases/decreases in profit, as well as certain other reasons for increases/decreases in net sales and cost of sales.

(4) With respect to “selling, general and administrative expenses”, management has analyzed reasons for an increase/decrease in selling, general and administrative expenses from the previous fiscal year excluding currency translation effects.

Income before Income Taxes, Minority Interest and Equity in Income of Affiliates

Income before income taxes, minority interest and equity in income of affiliates decreased ¥37.0 billion, or 4.5%, to ¥792.8 billion. Main factors of this decrease except factors relating operating income are as follows;

Losses on the valuation of interest rate swaps and other derivatives of our finance subsidiaries had a negative impact of ¥46.3 billion. Offsetting this was the positive impact of various factors, totaling ¥26.3 billion, including the currency effect due to the difference between average rates and transaction rates and gains on sale of investment securities.

Income Tax Expense

Income tax expense decreased ¥33.3 billion, or 10.5%, to ¥283.8 billion. The effective tax rate was 35.8%, a decrease by 2.4 percentage points from the previous fiscal year. This decrease was due mainly to an increase of income at foreign subsidiaries which are located in the countries with lower statutory income tax rate.

Additional detailed information is described in Note (10) to the accompanying consolidated financial statements.

Minority Interest in Income of Consolidated Subsidiaries

The amount deducted for minority interest in income of consolidated subsidiaries grew ¥4.8 billion, or 31.6% from the previous year, to ¥20.1 billion, due mainly to the impact of a newly consolidated subsidiary.

Equity in Income of Affiliates

Equity in income of affiliates grew ¥3.8 billion, or 3.8%, to ¥103.4 billion due mainly to an increase of income at equity method affiliates in Asia accompanying an increase in their sales along with market expansion.

Net Income

Net income was down ¥4.7 billion, or 0.8% from the previous year, to ¥592.3 billion.

Business segments

Motorcycle Business

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) in fiscal 2007 amounted to 10,369,000 units, an increase of 1.0%, from the previous fiscal year. Unit sales in Japan were 337,000 units, a decrease of 8.4%. Overseas unit sales in the motorcycle totaled 10,032,000 units, an increase of 1.3%, due mainly to an increase in unit sales in Other Regions, especially in South America. Revenue from external customers increased ¥144.8 billion, or 11.8%, to ¥1,370.6 billion, from the previous fiscal year, due mainly to increased unit sales and the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥45.9 billion, or 3.7%, compared to the increase as reported of ¥144.8 billion, which includes a positive foreign currency effect.

Operating income decreased ¥13.3 billion, or 11.7%, to ¥100.6 billion, from the previous fiscal year, due mainly to increased SG&A expenses, higher R&D expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006, offsetting the positive impact of increased profit attributable to higher revenue and positive foreign currency effects.

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

Other Regions

Other Regions—including South America, the Middle & Near East, Africa and Oceania—unit sales grew 26.9%, to 1,305,000 units from the previous fiscal year. In Brazil, where economic performance was stable, Honda posted solid sales of such models as the Biz 125 and the CG125 Fan.

In June 2006, we began local production in Argentina to meet rising demand.

*1	Enduro:

A motor sport involving long races on relatively flat off-road courses and lasting between two and 12 hours

*2	Motorcycle registrations in Europe (10 countries)

Automobile Business

Honda’s unit sales of automobiles amounted to 3,652,000 units, up 7.7% from the previous fiscal year. In Japan, unit sales decreased 3.4%, to 672,000 units. Overseas unit sales increased 10.6%, to 2,980,000 units, due mainly to increased unit sales in North America, Europe, Asia and Other Regions. Revenue from external customers increased ¥884.3 billion, or 11.0%, to ¥8,889.0 billion, from the previous fiscal year, due to increased unit sales and the positive impact of the foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥562.7 billion, or 7.0%, compared to the increase as reported of ¥884.3 billion, which includes a positive foreign currency effect.

Operating income decreased ¥28.8 billion, or 4.6%, to ¥599.5 billion, from the previous fiscal year, due mainly to the negative impact of changes in the model mix, increased sales incentives in North America, substantially increased raw material costs, increased depreciation expenses and labor costs, higher SG&A expenses related to product quality, higher R&D expenses and the gain on return recorded in the fiscal year ended March 31, 2006, which offset the positive impacts of higher revenue attributable to the increased unit sales, increased prices in north America, continuing cost reduction effects and the positive foreign currency effects caused by the depreciation of the Japanese yen.

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

In Vietnam, consolidated subsidiary Honda Vietnam Co., Ltd., began local production of the Civic in July 2006.

Other Regions

Due to expansion in South America, the Pacific, and the Middle & Near East, unit sales in Other Regions rose 23.4% in fiscal year 2007, to 248,000 units.

In Brazil, Honda began local production of the Civic in April 2006, and sales of this model were strong. In November 2006, we introduced the Civic FFV, a flexible-fuel vehicle that runs on 100% ethanol or any gasoline–ethanol mixture, followed by the launch of the Fit FFV in December. Australian sales of the Civic, Jazz and the new CR-V were strong.

Power Product and Other Businesses

Honda’s unit sales of power products totaled 6,421,000 units, up 9.3% from the previous fiscal year. In Japan, unit sales totaled 527,000 units, an increase of 8.2%. Overseas unit sales came to 5,894,000 units, an increase of 9.4%, due mainly to increased unit sales in North America and Europe. Revenue from external customers increased ¥47.1 billion, or 12.7%, to ¥417.7 billion, from the previous fiscal year, due mainly to increased unit sales of power products and the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥33.4 billion, or 9.0%, compared to the increase as reported of ¥47.1 billion, which includes a positive foreign currency effect.

Operating income was ¥36.1 billion, an increase of ¥0.2 billion, or 0.6% from the previous fiscal year, due mainly to the positive impact of increased profit attributable to higher revenue and the foreign currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006.

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

Other Regions

In Other Regions, increased unit sales of GX-series engines for OEM production, mainly in South Africa, pushed up sales 10.3%, to 406,000 units from the previous fiscal year.

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

*1:

Compact, home-use cogeneration systems: Honda has applied its original electromagnetic inverter technologies to create small and light-weight electronic power generation systems built with an efficient layout.

*2:	OEM (Original equipment manufacturing):

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Financial Services Business

Honda offers a variety of financial services to its customers and dealers, with the aim of supporting sales of Honda motorcycles and automobiles. These services are provided through finance subsidiaries in the United States, Japan, Canada, the United Kingdom, Germany, Brazil and Thailand. In fiscal year 2007, revenue from external customers in a financial services business, increased ¥102.8 billion, or 33.5%, to ¥409.7 billion from the previous fiscal year. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥90.2 billion, or 29.4%, compared to the increase as reported of ¥102.8 billion, which includes a positive foreign currency effect.

Operating income also expanded ¥24.9 billion, or 27.6%, to ¥115.5 billion from the previous fiscal year, due mainly to the increased profit attributable to higher revenue benefiting from a higher loan balance in North America and positive foreign currency translation effects, which offset the negative impact of the increased interest rates.

Our finance subsidiaries in North America have historically accounted for all leases as direct financing leases. However, starting in the year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases. Generally, direct financing lease revenues and interest income consist of the recognition of finance lease revenue at inception of the lease arrangement and subsequent recognition of the interest income component of total lease payments using the effective interest method. In comparison, operating lease revenues include the recognition of the gross lease payment amounts on a straight line basis over the term of the lease arrangement, and operating lease vehicles are depreciated to their estimated residual value on a straight line basis over the term of the lease. It is not anticipated that the differences in accounting for operating leases and direct financing leases will have a material net impact on the Company’s results of operations overall, however, operating lease revenues and associated depreciation of leased assets do result in differing presentation and timing compared to those of direct financing leases.

Information about allowance for credit losses is provided at Item 5. Operating and Financial Review and Prospects A. operating Results, Application of Critical Accounting Policies. Information about finance subsidiaries-receivables and securitizations is described in Note (3) to the accompanying consolidated financial statements.

Geographical Information

Geographical information are based on the location of the Company and its subsidiaries.

Japan

In Japan, revenue from domestic and export sales was ¥4,774.1 billion, up ¥336.2 billion, or 7.6% compared to the previous fiscal year, due primarily to the increased revenue from exports in automobile business which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was ¥228.1 billion, down ¥142.8 billion, or 38.5%, compared to the previous fiscal year, due primarily to the negative impact of the changes in the model mix, substantially increased raw material costs, increased depreciation expenses and labor costs, higher SG&A expenses related to product quality, increased R&D expenses and the absence of a gain on the return of the substitutional portion of the Employee Pension Funds of the Japanese government which was present in fiscal year 2006, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the foreign currency effects caused by the depreciation of the Japanese yen.

North America

In North America, which mainly consists of the United States, revenue increased ¥556.3 billion, or 9.9%, to ¥6,172.6 billion, due mainly to increased unit sales in the automobile business and the positive impact of foreign currency translation effects. Operating income increased ¥102.8 billion, or 29.1%, to ¥456.8 billion, from the previous fiscal year, due primarily to the positive impacts of increased profit attributable to higher revenue, increased prices in the automobile business, continuing cost reduction effects, decreased SG&A expenses and the foreign currency effects caused by the depreciation of the Japanese yen, which offset the negative impacts of the change in the model mix, increased sales incentives in the automobile business, substantially increased raw material costs and increased depreciation expenses and labor costs.

Europe

In Europe, revenue increased ¥158.2 billion, or 13.3%, to ¥1,347.7 billion, compared to the previous fiscal year, due primarily to increased unit sales in the automobile and power product businesses and the positive impact of foreign currency translation effects. Operating income increased ¥5.6 billion, or 21.6%, to ¥31.9 billion, from the previous fiscal year, due mainly to the positive impacts of increased profit attributable to higher revenue, continuing cost reduction effects and the foreign currency effects caused by the depreciation of the Japanese yen, which offset the negative impacts of the change in the model mix and increased SG&A expenses.

Asia

In Asia, revenue increased ¥274.0 billion, or 27.5%, to ¥1,271.4 billion from the previous fiscal year, due primarily to increased unit sales in the automobile business and the positive impact of foreign currency translation effects. Operating income increased ¥12.1 billion, or 18.7%, to ¥77.1 billion, from the previous fiscal year, due mainly to the positive impacts of increased profit attributable to higher revenue, which offset the negative impact of increased SG&A expenses.

Other Regions

In Other Regions, revenue increased ¥225.9 billion, or 39.5%, to ¥797.6 billion, compared to the previous fiscal year, due mainly to increased unit sales in all of the business segments and the positive impact of currency translation effects. Operating income rose ¥15.0 billion, or 26.4%, to ¥72.2 billion, from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue, and the foreign currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of increased SG&A expenses.

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

The changes in provisions for those product warranties and net sales and other operating revenue for each business segment for each of the years in the three-year period ended March 31, 2008 are as follow:

	Yen (millions)
	2006	2007	2008
Provisions for product warranties
Balance at beginning of year	¥268,429	¥283,947	¥317,103
Warranty claims paid during the period	¥(126,834)	¥(113,454)	¥(137,591)
Liabilities accrued for warranties issued during the period	125,732	143,280	136,355
Changes in liabilities for pre-existing warranties during the period	332	605	(1,476)
Foreign currency translation	16,288	2,725	(20,631)

Balance at end of year	¥283,947	¥317,103	¥293,760

Net sales and other operating revenue	¥9,907,996	¥11,087,140	¥12,002,834

Credit Losses

Our finance subsidiaries provide wholesale financing to dealers and retail lending and leasing to customers mainly in order to support sales of our products, principally in North America. We classify retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets.

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. To determine the overall allowance for credit loss amount, receivables are segmented into pools with common characteristics such as product and collateral types, credit grades, and original loan terms. For each of these pools, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates and scale and composition of the portfolio, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures. Estimated losses due to customer defaults on operating leases are not recognized in the allowance for credit losses. These losses are recognized as a component of impairment losses on operating leases.

We believe our allowance for credit losses is a “critical accounting estimate” because it requires us to make assumptions about inherently uncertain items such as future economic trends, quality of finance subsidiaries- receivables and other factors. We review the adequacy of the allowance for credit losses, and the allowance for credit losses is maintained at an amount that we deem sufficient to cover the estimated credit losses incurred on our owned portfolio of finance receivables. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2008 in our North America portfolio, the provision for fiscal 2008 and the allowance balance at the end of fiscal 2008 would have increased by approximately ¥7.2 billion and ¥2.8 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2008.

Additional Narrative of the Change in Credit Loss as Below

The following table shows information related to our credit loss experience in our North American portfolio:

	Yen (billions)
	2006	2007	2008
Charge-offs (net of recoveries)	22.8	26.2	39.9
Provision for credit losses	27.4	25.5	44.8
Allowance for credit losses	30.1	28.7	28.4
Ending receivable balance	4,166.5	4,351.8	3,890.4
Average receivable balance, net	3,938.2	4,330.8	4,317.0
Charge-offs as a % of average receivable balance	0.58%	0.61%	0.93%
Allowance as a % of ending receivable balance	0.72%	0.66%	0.73%

Fiscal Year 2008 Compared with Fiscal Year 2007

The provision for credit losses increased by ¥19.3 billion, or 75% primarily as a result of the weakening U.S. economy brought upon by the subprime mortgage crisis. The weakening economy has negatively affected certain customers’ ability to pay their contractual obligations. Net charge-offs in our North American portfolio increased by ¥13.7 billion, or 52%. The increase in charge-offs was experienced primarily in the lower range of credit quality customers. The Company has focused collection efforts to minimize the losses on delinquent and defaulted contracts.

The allowance for credit losses decreased by ¥0.3 billion, or 1%, despite the reflection of the higher estimated losses incurred as of March 31, 2008 in the North American portfolio. The decrease was primarily due to the effect of exchange rate changes on the allowance for credit losses.

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

Losses on Lease Residual Values

End-customers of leased vehicles typically have an option to buy the leased vehicle for the contractual residual value of the vehicle or to return the vehicle to our finance subsidiaries through the dealer at the end of the lease term. Likewise, dealers have the option to buy the vehicle returned by the customer or to return the vehicle to our finance subsidiaries. The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease term and the contractual value determined at the inception of the lease. Our finance subsidiaries in North America have historically accounted for all leases as direct financing leases. However, starting in the year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases.

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

For vehicle leases accounted for as operating leases, the adjustments to estimated residual values result in changes to the remaining depreciation expense to be recognized prospectively on a straight-line basis over the remaining term of the lease.

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

We believe that our estimated losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However actual losses incurred may differ from original estimates.

If future auction values for all Honda and Acura vehicles in our North American direct financing lease portfolio as of March 31, 2008, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.7 billion. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.1 billion. With the same prerequisites shown above, the impacts to the operating lease portfolio would be approximately ¥0.5 billion and ¥0.07 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2008.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds or governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. The expected long-term rate of return is determined based on the expected long-term return of the various asset categories. Honda considers the current expectations for future returns and the actual historical returns of each plan asset category. Our assumed discount rate and rate of salary increase as of March 31, 2008 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2008 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2008 were 5.5-6.8% and 2.9-6.4%, respectively, and our assumed expected long-term rate of return for fiscal 2008 was 6.5-8.3% for foreign plans.

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

Japanese Plans
Yen (billions)
Assumptions	Percentage Point Change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-89.5/+100.8	+45.2/-57.6	-4.7/+5.9
Expected long-term rate of return	+0.5/-0.5	—	—	-3.6/+3.6

Foreign Plans
Yen (billions)
Assumptions	Percentage Point Change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-36.2/+41.0	+27.7/-31.7	-5.6/+7.5
Expected long-term rate of return	+0.5/-0.5	—	—	-2.2/+2.2

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2008.

(*2)	Funded status for fiscal 2008 is affected by March 31, 2008 assumptions.

Pension expense for fiscal 2008 is affected by March 31, 2007 assumptions.

Income Taxes

Honda adopted the provision of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN No. 48) on April 1, 2007. Honda is subject to income tax examinations in many tax jurisdictions. We recognize the tax benefit from an uncertain tax position based on the technical merits of the position when the position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate resolution. We performed a comprehensive review of any uncertain tax positions in accordance with FIN No. 48.

We believe our accounting for tax uncertainties is a “critical accounting estimate” because it requires us to evaluate and assess the probability of the outcome that could be realized upon ultimate resolution. Our estimates may change in the future due to new developments.

We believe that our estimates and assumptions of unrecognized tax benefits are reasonable, however, if our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

The Company and its subsidiaries adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” on March 31, 2007.

This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. Certain foreign subsidiaries of the Company use a December 31 measurement date for their plans. The measurement provisions of this statement are effective for fiscal years ending after December 15, 2008.

It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of SFAS No. 115”. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. The statement also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Honda is currently in the process of assessing the financial impact of adoption.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations”. This statement replaces SFAS No. 141. This statement requires an acquirer to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date measured at that date. The statement shall be applied prospectively to business combinations for which the acquisition date is on and after an entity’s first fiscal year that begins after December 15, 2008, with early adoption not permitted. It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This statement requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. This statement is effective as of an entity’s first fiscal year that begins after December 15, 2008, with early adoption not permitted. It is not anticipated that the initial adoption will have a material impact on the Company’s consolidated financial position or results of operations.

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

In its manufacturing and sales business, Honda requires operating capital mainly to purchase parts and materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce Sales and R&D facilities.

Honda meets its operating capital requirements primarily through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, and securitization of finance receivables. The year-end balance of liabilities associated with fund-raising by finance subsidiaries was ¥4,778.9 billion as of March 31, 2008.

Cash Flows

Consolidated cash and cash equivalents for the year ended March 31, 2008 increased by ¥105.3 billion from March 31, 2007, to ¥1,050.9 billion. The reasons for the increases or decreases for each cash flow activity are as follows.

Net cash provided by operating activities amounted to ¥1,126.9 billion of cash inflows for the fiscal year ended March 31, 2008. Cash flow from operating activities consists of the following main components: the major component of the Company’s cash inflows is cash received from customers, while the major components of the Company’s cash outflows are payments for parts and raw materials, SG&A expenses, and income taxes.

Compared with the prior fiscal year, cash inflows from cash received from customers increased, due to the continued growth in net sales because of higher unit sales in motorcycle business in Other Regions and higher overseas unit sales in automobile business. On the other hand, cash outflows for payments for parts and raw materials increased, as a result of an increase in sales units. The other reasons for increases in cash outflows are an increase of payments for operating expenses. However, these increases were within the range of the growth in net sales, and because of stable operating margins, net cash provided by operating activities increased by ¥222.3 billion compared with the previous fiscal year.

Net cash used in investing activities amounted to ¥1,686.3 billion, due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from sales of finance subsidiaries-receivables and the purchase of operating lease assets. Cash outflows from investing activities increased by ¥555.6 billion compared with the previous fiscal year.

Net cash provided by financing activities amounted to ¥688.0 billion, which was attributable to proceeds from long-term debt and increase in short-term debt (which exceeded repayment of long-term debt), cash dividends paid and payment for purchase of the Company’s own stock. Cash inflows from financing activities increased by ¥264.5 billion compared with the previous fiscal year.

Liquidity

The ¥1,050.9 billion in cash and cash equivalents at end of year corresponds to approximately 1.1 month of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥2,128.4 billion have committed lines of credit equivalent to ¥ 923.3 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks. Honda believes it has sufficient liquidity to meet its cash obligations for the near future, at least for the year ending March 31, 2009.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., and Standard & Poor’s Rating Services. Based on major current ratings, which are shown below, Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

The following table shows the ratings of Honda’s unsecured debt securities by Moody’s and Standard & Poor’s as of the date of the filing of Honda’s Form 20-F.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	Aa3
Standard & Poor’s Rating Services	A-1	A+

The above ratings are based on information provided by Honda and other information deemed credible by the rating agencies. They are also based on the agencies’ assessment of credit risk associated with designated securities issued by Honda. Each rating agency may use different standards for calculating Honda’s credit rating, and also makes its own assessment. Ratings can be revised or nullified by agencies at any time. These ratings are not meant to serve as a recommendation for trading in or holding Honda’s unsecured debt securities.

C. Research and Development

Honda and its consolidated subsidiaries use the most advanced technologies to conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with significant freedom. Product-related R&D is spearheaded by the Honda R&D Co., Ltd.; Honda R&D Americas, Inc. in the United States; and Honda R&D Europe (Deutschland) GmbH in Germany. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. All of these entities work in close association with our other entities and businesses in their respective regions.

Total consolidated R&D expenditures for the year ended March 31, 2008 amounted to ¥587.9 billion.

Motorcycle Business

In the motorcycle business, Honda is committed to developing products with new value-added features that meet the individual needs of customers around the world, and to implementing the timely local development of products tailored to specific regions at its overseas locations. At the same time, we are focusing on developing industry-leading technologies that address safety and environmental issues.

Major developments in Japan in fiscal 2008 included a full model change for the CBR600RR super sport bike. Changes in the new model include a more compact engine and a lighter-weight hollow aerial aluminum die-cast frame that results in a substantial reduction in weight compared with previous versions. The new model also features better environmental performance and drivability owing to (a) the introduction of a new electronic fuel injection system (Programmed Dual Sequential Fuel Injection System) that has two injectors per cylinder to provide a precise fuel flow and the optimal air-oil ratio and (b) the installation of a twin catalyzer. In addition, we introduced a new scooter model, Lead, which boasts a newly developed, lighter and more compact engine that combines high environmental performance with sufficient power for smooth riding in urban settings. Moreover, we fitted out our DN-01 680cc large sports cruiser with Honda’s original, compact and efficient infinitely variable hydraulic mechanical transmission (Human-Friendly Transmission) complete with a lockup mechanism, which features a diversity of functions within a single unit, including power transmission on a single axle from the start-up mode all the way to infinitely variable gear changing. In North America, we newly introduced the high-powered TRX700XX sport all-terrain vehicle (ATV), which is outfitted with a newly designed liquid-cooled SOHC engine and an electronic fuel injection system (PGM-FI).

R&D expenses in the Motorcycle Business segment in fiscal 2008 totaled ¥91.7 billion.

Automobile Business

In the Automobile Business segment, we work to develop innovative technologies and products through creativity-oriented development in response to customer needs. We are also actively developing technologies that address environmental issues and provide advanced safety performance.

Major achievements in Japan during the fiscal year under review included a full model change for the FIT. The new FIT combines a newly developed maximum 100 horsepower, 1.3-liter intelligent Variable Valve Timing and Lift, Electronic Control (i-VTEC) engine and a newly developed Continuously Variable Transmission (CVT) with a torque converter to provide excellent driving performance and good fuel economy. Also, we implemented a full model change for the INSPIRE in Japan and for the Accord in North America, Asia and Other Regions. The new versions boast high-level safety features and are equipped with Honda’s newly developed 3.5-liter i-VTEC V6 engine with the new Variable Cylinder Management (VCM) System that achieves high power and good fuel economy by switching from the most powerful six-cylinder mode to four-cylinder or three-cylinder mode for efficiency, depending on driving conditions.

Another technology development milestone in the field of fuel cell cars was the announcement of the FCX Clarity, which is based on Honda’s original “V Flow” (vertical gas flow) fuel cell platform. By employing Honda’s V Flow fuel cell stack, which incorporates a wave flow separator where hydrogen combines with atmospheric oxygen to generate energy that is then converted to electric power used to propel the vehicle, the new cell structure achieves a higher output of power and considerably lower weight and smaller size. In addition to this breakthrough in fuel cell vehicles, Honda has announced the commencement of tests on the fourth-generation Home Energy Station (Home Energy Station IV), which it is developing jointly with Plug Power Inc., of the United States. This unit can function both as a hydrogen supply source for fuel cell cars and as a cogeneration system for electric power. These units are undergoing pilot testing in Torrance, California.

R&D expenses in the Automobile Business segment in fiscal 2008 totaled ¥475.4 billion.

Power Product and Other Businesses

In the Power Product Business, we are seeking to develop products that match customers’ lifestyles and needs while strengthening our lineup of offerings that address environmental issues.

Important developments in this segment in Japan and other areas during the fiscal year included a full model change in the BF40 and BF50 four-stroke marine outboard motors. The new models boast improved acceleration through a combination of the PGM-FI electronic fuel injection system with the world’s first ignition timing governed by Honda’s original Boosted Low Speed Torque (BLAST) air-fuel ratio technology. They also have improved fuel economy as a result of the incorporation of a Lean Burn Control system for cruising. In addition to these developments, in Japan, Honda has begun to market its compound thin-membrane solar cell modules HSPV-125A, HEM115PA, and HEM125PA, which are formed around Honda’s originally developed thin membranes. These modules employ membranes made from a Copper, Indium, Gallium, and Selenium (CIGS) compound, which makes it possible to conserve the amount of energy required in the manufacturing stage.

Among other activities, GE Honda Aero Engines LLC, a joint venture of Honda and General Electric Co., has begun the testing of the HF-120 full demonstrator turbofan jet engine, which is designed for volume production.

R&D expenses in this segment in fiscal 2008 totaled to ¥20.7 billion.

Fundamental Research

In the area of fundamental research, Honda is pursuing steady and varied research activities into technologies that may lead to innovative applications.

One of Honda’s research initiatives is the development of a technological base for ethanol production from soft biomass, including plant stalks and leaf matters, such as rice straw. Honda has established a pilot plant within its research facilities and is moving forward with R&D to establish volume production technology. In the field of robotics and ASIMO technology, Honda researchers are working on new ASIMO intelligence and skill functions, including such motion functions as moving back one step to allow human beings to pass and passing to one side of human beings coming from the opposite direction as well as work task functions, such as carrying small latrines and pushing wagons. Other ASIMO functions and systems under development include proceeding automatically to a charging station when battery power runs low and learning to perform cooperative functions on a continuing basis, such as sharing work tasks among a number of ASIMO robots when conditions are appropriate and having other robots perform tasks in place of a robot that is temporarily charging its battery.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

Patents and Licenses

At March 31, 2008, Honda owned more than 12,700 patents and 20 utility model registrations in Japan and more than 20,300 patents abroad. Honda also had applications pending for more than 17,400 patents in Japan and for more than 19,200 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

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

(Guarantee)

At March 31, 2008, we guaranteed ¥36.4 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥36.4 billion. As of March 31, 2008, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2008:

Contractual Obligations

	At March 31, 2008 Yen(millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	2,707,702	871,050	1,240,604	564,916	31,132
Operating leases	139,332	26,144	37,006	23,833	52,349
Purchase commitments (*1)	122,073	122,073	—	—	—
Interest payments (*2)	300,266	179,149	97,708	22,732	677

(*1)	Honda had commitments for purchases of property, plant and equipment at March 31, 2008.

(*2)	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2008.

Honda expects to contribute ¥28,843 million to its domestic pension plans and ¥18,170 million to its foreign pension plans in the year ending 31, 2009. The Pension Protection Act of 2006 (PPA) is effective for plan years beginning after December 31, 2007. Certain of the Company’s subsidiaries in the United States are unable to determine the amounts of contribution for fiscal year 2009 because the procedures required by the PPA have not been completed. The contribution amounts to foreign pension plan described above do not include the contributions of these subsidiaries.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥99,527 million is not represented in the table above . Honda is currently being examined by the Tokyo Regional Taxation Bureau (“Bureau”) on matters related to a transfer pricing issue. In the examination, the Bureau claims that the allocation of the total profit Honda and its Chinese joint venture companies earned from their automobile business in China was not an “arms’ length” allocation but rather that too much of this total profit was realized by the Chinese joint venture companies over the five-year period ended March 31, 2006. Honda has recognized the liability for unrecognized tax benefits, including those related to this examination.

At March 31, 2008, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Honda’s Articles of Incorporation provide for a Board of Directors of not more than 30 Directors and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected by resolution of the general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election with an approval by the Board of Corporate Auditors. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

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

Under the Japanese Company Law, the Corporate Auditors of the Company have the duty to audit the Director’s execution of their duties. Corporate Auditors are not required to be, and the Corporate Auditors of the Company are not, certified public accountants, and may not at the same time be Directors or employees of the Company or any of its subsidiaries. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Corporate Auditors of the Company form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom has never served as a director, accounting councilor, operating officer, manager or employee of the Company or any of its subsidiaries. Corporate Auditors are required to elect from among themselves at least one Standing Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of investigation by Corporate Auditors of the status of the corporate affairs, and assets of the Company and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants as accounting auditor. Such independent certified public accountants have their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Japanese Company Law to be submitted by the Representative Director to general meetings of shareholders to prepare an accounting audit report thereon and to notify the contents of such report to the specified Corporate Auditor and the specified Director in charge.

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Directors

Satoshi Aoki (August 19, 1946)	Director of the Company from June 1995 Chairman and Director of the Company, appointed in June 2007 Executive Vice President and Director of the Company, appointed in June 2005 Compliance Officer, appointed in April 2004 Senior Managing Director of the Company, appointed in June 2000 Managing Director of the Company, appointed in June 1998 Chief Operating Officer for Business Management Operations, appointed in June 1998 Director of the Company, appointed in June 1995 General Manager of Finance Division for Business Management Operations, appointed in June 1994 Joined Honda in April 1969	*3	16,300

Takeo Fukui (November 28, 1944)	Director of the Company from June 1988 President and Director of the Company, appointed in June 2003 Senior Managing Director of the Company, appointed in June 1999 Motor Sports, appointed in June 1999 President and Director of Honda R&D Co., Ltd., appointed in June 1998 President and Director of Honda of America Mfg., Inc., appointed in June 1996 Managing Director of the Company, appointed in June 1996 Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1994 Senior Managing Director of Honda R&D Co., Ltd., appointed in June 1990	*3	23,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.),

appointed in June 1996

Joined Honda in April 1970

		*3	9,336

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

Joined Honda in April 1972

		*3	17,400

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

President and Director of Honda Manufacturing of Alabama, LLC,

appointed in April 2000

		*3	7,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
	Director of the Company, appointed in June 1998 Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1998 Joined Honda in April 1970

Takanobu Ito (August 29, 1953)

Director of the Company from June 2007

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

Executive Vice President of Honda R&D Americas, Inc.,

appointed in April 1998

Joined Honda in April 1978

		*3	6,000

Masaaki Kato (September 16, 1949)	Director of the Company from June 2007 Purchasing Operations Support, appointed in April 2008 (presently held) Senior Managing Director of the Company, appointed in June 2007 President and Director of Honda R&D Co., Ltd., appointed in April 2007 (presently held) General Supervisor, Quality, appointed in April 2007 (presently held)	*3	16,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

General Manager of Human Resources Division and

HR Development Office for Business Support Operations,

appointed in January 1998

Joined Honda in April 1974

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Senior Managing Director of the Company, appointed in June 2008 Managing Director of the Company, appointed in June 2004 President and Director of Honda Motor Europe Limited, appointed in April 2004 (presently held) Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2004 (presently held) Director of the Company, appointed in June 1998 President and Director of Honda Canada Inc., appointed in June 1998 Joined Honda in April 1974	*3	8,900

Akio Hamada (December 2, 1948)	Director of the Company from June 2008 Senior Managing Director of the Company, appointed in June 2008 General Supervisor, Information Systems, appointed in April 2008 (presently held) Risk Management Officer, appointed in April 2008 (presently held) Chief Operating Officer for Production Operations, appointed in April 2008 (presently held)	*3	6,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Managing Officer of the Company,

appointed in June 2005

President and Director of Honda of America Mfg., Inc.,

appointed in April 2005

President and Director of Honda Engineering Co., Ltd.,

appointed in June 2001

Director of the Company,

appointed in June 1999

Stationed at Honda Canada Inc. in June 1998

Joined Honda in April 1971

Tetsuo Iwamura (May 30, 1951)

Director of the Company from June 2000

Senior Managing Director of the Company,

appointed in June 2008

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

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		*3	6,500

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Akira Takano (August 18, 1949)	Director of the Company from June 1996 Chief Operating Officer for Customer Service Operations, appointed in April 2004 (presently held) Managing Director of the Company, appointed in June 2003 President and Director of Honda of the U.K. Manufacturing Ltd., appointed in June 1998 Executive Vice President and Director of Honda Motor Europe Ltd., appointed in June 1998 Director of the Company, appointed in June 1996 Director of Honda R&D Co., Ltd., appointed in June 1995 Joined Honda in April 1972	*3	9,400

Tatsuhiro Oyama (July 9, 1950)

Director of the Company from June 2001

Chief Operating Officer for Motorcycle Operations,

appointed in April 2008 (presently held)

Managing Director of the Company,

appointed in June 2006

President and Director of Asian Honda Motor Co., Ltd.,

appointed in April 2006

Chief Operating Officer for Regional Operations

(Asia & Oceania) ,

appointed in April 2006

Chief Operating Officer for Parts Operations,

appointed in April 2003

President and Director of Honda Motorcycle Japan

Co., Ltd.,

appointed in August 2001

Director of the Company,

appointed in June 2001

General Manager of Motorcycle Sales Division for

Regional Sales Operations (Japan),

appointed in April 2001

Joined Honda in April 1969

		*3	9,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Fumihiko Ike (May 26, 1952)	Director of the Company from June 2003 President and Director of Asian Honda Motor Co., Ltd., appointed in April 2008 (presently held) Chief Operating Officer for Regional Operations (Asia & Oceania) , appointed in April 2008 (presently held) Managing Director of the Company, appointed in June 2007 Chief Operating Officer for Business Management Operations, appointed in April 2006 Director of the Company, appointed in June 2003 Chief Operating Officer for Power Product Operations, appointed in April 2003 Joined Honda in February 1982	*3	8,000

Masaya Yamashita (April 5, 1953)	Director of the Company from June 2008 Managing Director of the Company, appointed in June 2008 Chief Operating Officer for Purchasing Operations, appointed in April 2008 (presently held) General Manager of Kumamoto Factory of Production Operations, appointed in April 2006 Operating Officer of the Company, appointed in June 2005 Director of the Company, appointed in June 2003 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in April 2002 Joined Honda in April 1977	*3	6,000

Satoru Kishi (March 29, 1930)

Director of the Company from June 2001

Advisor of the Board of The Bank of Tokyo-Mitsubishi, Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.),

appointed in June 2002 (presently held)

Director of the Company,

appointed in June 2001

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.),

appointed in June 2000

		*3	None

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 Ambassador to Canada, appointed in April 2001	*3	None

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

Executive Vice President and Director of Honda R&D Co., Ltd.,

appointed in May 1983

Director of Honda R&D Co., Ltd.,

appointed in March 1977

Joined Honda R&D Co., Ltd. in April 1963

		*3	40,800

Sho Minekawa (October 27, 1954)	Director of the Company from June 2007 Director of the Company, appointed in June 2007 President and Director of Honda Automoveis do Brasil Ltda., appointed in April 2007 (presently held) President and Director of Moto Honda da Amazonia Ltda., appointed in April 2007 (presently held) President and Director of Honda South America Ltda., appointed in April 2007 (presently held) Chief Operating Officer for Regional Operations (Latin America), appointed in April 2007 (presently held)	*3	7,500

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Operating Officer of the Company,

appointed in June 2005

Director of the Company,

appointed in June 2004

President of Guangzhou Honda Automobile Co., Ltd.,

appointed in April 2004

Joined Honda in April 1978

Hiroshi Soda (September 14, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Officer of Driving Safety Promotion Center, appointed in April 2008 (presently held) Chief Operating Officer for Business Support Operations, appointed in April 2008 (presently held) Executive Vice President and Director of American Honda Motor Co., Inc., appointed in December 2006 Operating Officer of the Company, appointed in June 2005 Executive Vice President and Director of Honda North America, Inc., appointed in January 2000 Joined Honda in April 1979	*3	6,900

Takuji Yamada (September 28, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Operating Officer for Power Product Operations, appointed in April 2008 (presently held) President and Director of Honda Motor Europe (North) GmbH., appointed in April 2006 Operating Officer of the Company, appointed in June 2005 Executive Vice President and Director of American Honda Motor Co., Inc., appointed in December 2004 Joined Honda in April 1980	*3	6,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoichi Hojo (February 17, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Operating Officer for Business Management Operations, appointed in April 2008(presently held) Operating Officer of the Company, appointed in June 2006 General Manager of Automobile Purchasing Division 2 in Purchasing Operations, appointed in April 2006 Joined Honda in April 1978	*3	6,400

Corporate Auditors

Toru Onda (March 18, 1949)	Corporate Auditor of the Company (full-time), appointed in June 2008 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in January 1977	*6	8,000

Shinichi Sakamoto (August 3, 1950)	Corporate Auditor of the Company (full-time), appointed in June 2005 Regional Operating Officer of the Company, appointed in April 2004 Joined in April 1969	*4	6,000

Koukei Higuchi (March 14, 1936)

Corporate Auditor of the Company,

appointed in June 2003

Advisor of the Board of The Tokio Marine & Fire

Insurance Co., Ltd. (presently Tokio Marine &

Nichido Fire Insurance Co., Ltd.),

appointed in June 2003 (presently held)

Chairman of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2001

Joined The Tokio Marine and Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.) in April 1960

		*5	None

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Fumihiko Saito (June 9, 1945)

Corporate Auditor of the Company,

appointed in June 2004

Representative of the Saito Law Office in February

2006 (presently held)

Partner of Haarmann Hemmelrath Saito Law Office

in June 2003

Registered as a lawyer, Joined The Law Firm of

Hamada & Yanagida (presently Mori

Hamada & Matsumoto) in April 1973

		*6	None

Yuji Matsuda (August 27, 1951)	Corporate Auditor of the Company, appointed in June 2007 President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd., appointed in June 2006 (presently held) Joined The Mitsubishi Trust and Banking Corporation (presently The Mitsubishi UFJ Trust and Banking Corp.) in April 1975	*5	1,000

*1.	Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.
*2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.
*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 24, 2008.
*4.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2005.
*5.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 22, 2007.
*6.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 24, 2008.
*7.	The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. Managing Officers and Operating Officers under operating officer system are not statutory positions under the Japanese Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers, as voluntarily disclosed in Japan, are listed below.

Managing Officers

Takashi Yamamoto	General Manager of Saitama Factory of Production Operations

Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Ltd. President and Director of Honda of the U.K. Manufacturing Ltd.

Hiroshi Oshima	Corporate Communications, Motor Sports

Hidenobu Iwata	General Manager of Suzuka Factory of Production Operations

Operating Officers

Manabu Nishimae	President and Director of Honda Canada Inc.

Hiroshi Kobayashi

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

General Manager of Asimo Business Office in Regional Sales Operations (Japan)

Gen Tsujii	Production for Production Opertions General Manager of Automobile Production Planning Office in Production Operations President and Director of Honda Engineering Co., Ltd.

Koichi Fukuo	Quality, Certification & Regulation Compliance

Hideki Okada	General Manager of Regional Operation Planning Office in Regional Operations (North America) Executive Vice President and Director of American Honda Motor Co., Inc.

Masahiro Takedagawa	President and Director of Honda Siel Cars India Ltd. President and Director of Honda Motor India Private Ltd.

Tsuneo Tanai	President and Director of Honda of America Mfg., Inc.

Yoshiyuki Matsumoto	Automobile Products for Automobile Operations

Eiji Okawara	Production in China in Production Operations President of Guangzhou Honda Automobile Co., Ltd.

Ko Katayama	Manufacturing of Honda Canada Inc.

Masahiro Yoshida	General Manager of Hamamatsu Factory of Production Operations

Seiji Kuraishi	President of Dongfeng Honda Automobile Co., Ltd.

Takashi Nagai	Executive Vice President and Director of Asian Honda Motor Co., Ltd.

Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Toshiaki Mikoshiba	East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa) Executive Vice President and Director of Honda Motor Europe Ltd.

Yohshi Yamane	General Manager of Corporate Project of the Company

Takashi Sekiguchi	Executive Vice President and Director of American Honda Motor Co., Inc.

Takahiro Hachigo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation

Directors and Corporate Auditors receive monthly remuneration, the aggregate maximum monthly amount of which is approved at the annual general meeting of shareholders. Also, Directors and Corporate Auditors receive bonuses, the aggregate amount of which is approved at the annual general meeting of shareholders and is based on the Company’s performance for prior fiscal year. The amounts of the remuneration and bonuses approved to pay to Directors and Corporate Auditors are allocated among them at meetings of the Board of Directors and Corporate Auditors.

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2008 was ¥923 million, including ¥817 million paid to 23 directors (who include three directors who retired during that fiscal year) and ¥106 million paid to seven corporate auditors (who include one corporate auditor who retired during that fiscal year). The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also directors of subsidiaries of the Company.

The total amount of bonuses that were paid during the year ended March 31, 2008 was ¥578 million, including ¥501 million to our 20 directors as of the end of the year ended March 31, 2007 and ¥77 million to our six corporate auditors as of the end of the year ended March 31, 2007.

The amount of retirement allowances paid to five retired directors (including two managing officers who were directors in the past) and one retired corporate auditor totaled ¥1,100 million, both of which payments were in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2007.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

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

Currently, Honda has three outside corporate auditors which constitute 60% of Honda’s corporate auditors.

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

Japanese companies which employ the board of corporate auditors system, including Honda, are required to have at least three corporate auditors. Currently, Honda has five corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Honda is one year.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Maximum total amounts of compensation for Honda directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. When Honda adopts it, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2008, 2007 and 2006.

As of March 31, 2008

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
178,960	36,059	130,457	2,014	10,430

At March 31, 2008, Honda had 178,960 full-time employees, including 109,213 local nationals employed in its overseas operations.

As of March 31, 2007

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
167,231	33,137	121,691	1,988	10,415

At March 31, 2007, Honda had 167,231 full-time employees, including 98,493 local nationals employed in its overseas operations.

As of March 31, 2006

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product And Other Businesses
144,785	28,783	105,623	1,921	8,458

At March 31, 2006, Honda had 144,785 full-time employees, including 83,088 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2008.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2006, 2007 and 2008 were 2.0%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 24, 2008 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	233,936 shares	0.013%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2008, the Association owned 4,563,276 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2008, 1,834,828,430 shares of Honda’s Common Stock were issued and 1,814,537,899 shares were outstanding.

The following table shows the shareholder that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2008:

Name	Shares owned	Ownership (%)
	(thousands)
Moxley & Co.	117,366	6.4%

According to a statement on Schedule 13G (Amendment No. 4) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 4, 2008, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2007, 136,594,177 shares, or 7.6% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADS representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2008 were 1,834,828,430 shares of Common Stock, of which 117,364,816 shares represented by ADS and 243,346,399 shares not represented by ADS were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 225 at March 31, 2008.

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

During the fiscal year ended March 31, 2008, Honda had sales of ¥366.8 billion and purchases of ¥1,066.3 billion with equity affiliates accounted under the equity method. As of March 31, 2008, Honda had receivables of ¥104.2 billion from affiliated companies, and had payables of ¥159.8 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1 – 3. Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 18—Financial Statements”.

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims including 74 purported class actions in the United States.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes will not result in an unfavorable outcome or when a reasonable estimate of the amount of probable loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 74 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

8. Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which it considers to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company’s basic policy for dividends is to make quarterly distributions. The Company may determine dividends from surplus by a resolution of the Board of Directors. Also, please note that the year-end cash dividends for the year ended March 31, of each year are matters to be resolved at general meeting of shareholders.

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

The Company distributed year-end cash dividends of ¥22 per share for the year ended March 31, 2008. As a result, total cash dividends for the year ended March 31, 2008, together with the first quarter cash dividends of ¥20, the second quarter cash dividends of ¥22 and the third quarter cash dividends of ¥22, were ¥86 per share, an increase of ¥19 from the annual dividends paid for the year ended March 31, 2007.

The Company plans to distribute quarterly cash dividends of ¥22 per share for each quarter for the year ending March 31, 2009. As a result, total cash dividends for the year ending March 31, 2009 are planned to be ¥88 per share, an increase of ¥2 from the annual dividends paid for the year ended March 31, 2008.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2008)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 25, 2007	October 25, 2007	January 30, 2008	June 24, 2008
Dividend per Share of Common Stock (yen)	20.00	22.00	22.00	22.00
Total Amount of Dividends Yen (millions)	36,292	39,921	39,921	39,921

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2008, Honda’s shares were traded over two stock exchanges in Japan.

Since February 11, 1977, American Depositary Shares (each representing one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In addition, European Shares (each representing ten shares of Common Stock and evidenced by European Depositary Receipts (EDRs)) have been traded in bearer form on the over-the-counter markets in several European countries since 1963. In June 1981, the shares of Common Stock were admitted to the official list of The Stock Exchange of London. In May 1983, the Company listed its shares on the stock exchanges in Zurich, Geneva and Basel in the form of Swiss Bearer Depositary Receipts. In June 1985, the shares of Common Stock were admitted to trading on the Paris Stock Exchange. As for the stock exchanges in Switzerland, the floor exchanges in Zurich, Basel and Geneva were consolidated to form a single national bourse—the Swiss Exchange, in 1995. The Paris Stock Exchange was merged with the exchanges in Amsterdam and Brussels and created Euronext in September 2000. The Company delisted itself from Euronext Paris and SWX Swiss Exchange and terminated European Depositary Receipts during fiscal year 2008.

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2008 was approximately 156,759,900 shares of Common Stock on the TSE and approximately 14,697,810 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE*		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2004	¥2,755	¥1,785	$23.59	$15.47
2005	2,850	2,185	27.30	19.25
2006	3,750	2,510	31.74	23.75

2007
1st quarter	¥4,285	¥3,270	$37.95	$29.13
2nd quarter	4,030	3,410	35.00	29.43
3rd quarter	4,740	3,910	39.87	33.49
4th quarter	4,940	4,050	40.82	34.64

2008
1st quarter	¥4,520	¥3,950	$36.59	$33.30
2nd quarter	4,600	3,430	37.80	31.29
3rd quarter	4,400	3,530	37.64	32.14
4th quarter	3,660	2,610	33.61	27.01

CY 2008
Jan	¥3,660	¥2,890	$33.61	$27.35
Feb	3,510	3,100	32.48	29.12
Mar	3,160	2,610	30.87	27.01
Apr	3,490	2,765	32.88	27.69
May	3,550	3,120	33.50	30.55

*	The reported high and low sales prices of Honda’s shares on the TSE in yen from 2004 to 2006 have been adjusted based on the shares after stock split.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offer and Listing Details”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Set forth below is information relating to Honda’s common stock, including brief summaries of the relevant provisions of Honda’s articles of incorporation and share handling regulations as currently in effect, and of the Company Law of Japan and related legislation.

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

A law to establish a new central book entry clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to the shares of Honda will come into effect on a date within five years of the date of the promulgation which will be determined by a Cabinet Order and is currently expected to be around early January 2009. On the effective date, a new book entry central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Honda. On the same day, all existing share certificates will become null and void. The transfer of shares will be effected by book-entry in the accounts maintained under the new central clearing system.

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

Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares

A holder of Honda’s shares representing less than one voting unit may at any time require Honda to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request for purchase reaches the share handling agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which the first sale of shares is effected on the Tokyo Stock Exchange thereafter. In each case, Honda will request the payment of an amount determined by Honda as an amount equal to the brokerage commission required for the sale and purchase of the shares. A holder of shares representing less than one voting unit may, in accordance with the provisions of the share handling regulations, also make a request to the effect that such number of shares should be sold to it that will, when added to the shares less than one voting unit already held by that shareholder, constitute one voting unit. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise many shareholder rights as a practical matter.

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

Voting Rights

Honda holds its ordinary general meeting of shareholders in June of each year. In addition, Honda may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Honda’s share handling regulations, at least two weeks prior to the date of the meeting.

A shareholder of Honda is generally entitled to one vote per voting unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Company Law and the articles of incorporation of Honda, a resolution may be adopted at a meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Company Law and Honda’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of all shareholders and the resolution shall be adopted by majority voting. Honda’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by Honda does not have voting rights.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders who intend to be absent from a general meeting of shareholders may exercise their voting rights in writing. In addition, they may exercise their voting rights by electronic means if the board of directors decides to accept such means.

Under the Company Law, in order to approve certain significant matters of a corporation, more strict requirement for the quorum or the number of voting rights to approve is provided. The articles of incorporation of Honda provide that such resolution may be adopted at a meeting of shareholders by two thirds of the voting rights of the shareholders present at the meeting representing at least one third of all the shareholders having voting rights. Such significant matters include, but not limited to:

•	the determination of the matters relating to acquisition of its own shares from a specific shareholder,

•	the determination as to acquisition of special shares all of which may be acquired by a corporation (zembu shutoku joukou tsuki shurui kabushiki),

•	the determination of consolidation of the shares,

•	the determination of discharge of a part of responsibilities of directors, corporate auditors or accounting auditors,

•	the determination of the matters concerning distribution of surplus by property other than cash (only in the case that no cash distribution is allowed to shareholders),

•	the determination of the matters concerning amendments to the articles of incorporation, transfer of whole or important part of business or dissolution of a corporation,

•	the determination of the matters concerning reorganization of a corporation.

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

Acquisition by Honda of Shares

Under the Company Law, Honda is generally required to obtain authorization for any acquisition of its own shares by means of:

(i)	a resolution at a general meeting of shareholders, which may be effective for one year at the most from the date thereof;

(ii)	a resolution of the board of directors if the acquisition is in accordance with its articles of incorporation; or

(iii)	a resolution of the board of directors if the acquisition is to purchase its shares from a subsidiary.

Honda may only dispose of shares so acquired in accordance with the procedures applicable to a new share issuance under the Company Law.

Upon due authorization, Honda may acquire its own shares:

•	in the case of (i) and (ii) above, from stock markets or by way of tender offer;

•	in the case of (i) above, from a specific person, but only if its shareholders approve such acquisition by special resolution; and

•	in the case of (iii) above, from such subsidiary.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under such Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the corporation and to all Japanese stock exchanges on which the corporation’s shares are listed or in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

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

In the absence of any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as our shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until March 31, 2009, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of us. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland.

Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on shares at a rate of 10%. A similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends taxed on or after January 1, 2007 due to the renewal of such treaty. The tax treaty between France and Japan was renewed, effective from December 1, 2007, under which the standard treaty withholding rate for portfolio investors on dividends was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan has been renewed (the effective date undetermined) under which the standard treaty withholding rate on dividends will be reduced in general from 15% to 10%. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

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

Passive Foreign Investment Company (PFIC) Rules

Honda believes it was not a PFIC for United States federal income tax purposes in 2007, and that it will not be a PFIC in 2008. Honda’s shares and ADRs are not stock of a PFIC for United States federal income tax purposes. This conclusion is a factual determination that is made annually and thus may be subject to change.

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

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2007 and 2008. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2007			2008
	Yen (millions)		Average contractual Rate	Yen (millions)		Average contractual Rate
Forward Exchange Contracts	Contract amount	Fair Value		Contract amount	Fair Value
To sell US$	¥336,005	1,299	117.84	¥214,797	9,199	104.25
To sell EUR	60,305	(963)	154.35	40,963	64	157.99
To sell CA$	16,548	(67)	100.88	14,146	560	101.72
To sell GBP	173,894	(1,352)	228.48	70,227	2,739	207.07
To sell other foreign currencies	36,344	(670)	various	12,147	362	various
To buy US$	9,864	(122)	114.93	7,104	(196)	102.92
To buy other foreign currencies	11,358	(85)	various	2,272	(29)	various
Cross-currencies	334,676	(1,533)	various	254,189	(517)	various

Total	¥978,994	(3,493)		¥615,845	12,182

	Yen (millions)		Average contractual Rate	Yen (millions)		Average contractual Rate
Currency Option Contracts	Contract amount	Fair Value		Contract amount	Fair Value
Option purchased to sell US$	¥—	—	—	¥96,720	877	various
Option written to sell US$	—	—	—	136,005	(502)	various
Option purchased to sell other currencies	2,317	24	various	17,378	409	various
Option written to sell other currencies	3,476	(42)	various	22,101	(457)	various

Total	¥5,793	(18)		¥272,204	327

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2007 and 2008. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2007		2008
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥26,894	*	¥23,580	13,259	5,090	2,946	1,528	755	2	*	4.62%
US$	1,426,173	*	657,278	402,007	241,201	14,062	8	—	—	*	5.40%
Other	439,499	*	531,776	133,930	142,577	149,202	92,570	13,485	12	*	4.17%

Total—Direct Financing Leases	¥1,892,566	*	¥1,212,634	549,196	388,868	166,210	94,106	14,240	14	*

Other Finance Receivables
JP¥	¥402,970	398,869	¥441,695	145,881	113,143	82,716	53,570	40,091	6,294	437,032	4.62%
US$	2,485,210	2,545,210	2,515,518	862,084	558,698	475,684	370,941	198,020	50,091	2,645,690	7.66%
Other	487,922	411,955	610,201	297,618	131,520	95,673	57,772	22,614	5,004	524,144	6.87%

Total—Other Finance Receivables	¥3,376,102	3,356,034	¥3,567,414	1,305,583	803,361	654,073	482,283	260,725	61,389	3,606,866

Retained interest in the sold pools of finance receivables**	88,110	88,110	54,636							54,636

Total***	¥5,356,778		¥4,834,684

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.
** :	The retained interest in the sold pools of finance receivables is accounted for as “trading” securities and is reported at fair value.
*** :	The finance subsidiaries-receivables include finance subsidiaries-receivables included in trade receivables and other assets in the consolidated balance sheets. Additional detailed information is described in Note (3) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)

	2007		2008
	Yen(millions)		Yen(millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There after	Fair value
Japanese yen bonds	¥230,129	229,379	¥250,080	30,049	60,049	59,995	69,992	29,995	—	251,166	1.11%
Japanese yen medium-term notes (Fixed rate)	367,900	368,425	321,600	111,400	73,000	76,000	32,900	25,300	3,000	324,504	1.03%
Japanese yen medium-term notes (Floating rate)	85,200	85,525	165,000	38,000	23,000	28,900	16,500	58,600	—	166,308	1.17%
U.S. dollar medium-term notes (Fixed rate)	354,500	357,121	274,346	91,783	75,232	52,161	35,108	—	20,062	286,869	4.55%
U.S. dollar medium-term notes (Floating rate)	1,171,527	1,183,041	1,005,456	482,189	416,938	50,155	56,174	—	—	1,010,974	3.36%
Loans and others—primarily fixed rate	471,896	471,384	691,220	117,629	121,566	203,608	58,307	182,040	8,070	701,228	4.29%

Total	¥2,681,152	2,694,875	¥2,707,702	871,050	769,785	470,819	268,981	295,935	31,132	2,741,049

Interest Rate Swaps

		2007		2008
		Yen (millions)		Yen (millions)
Notional principal currency	Receive/Pay				Expected maturity date							Average receive rate	Average pay rate
		Contract amounts	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	Float/Fix	¥5,858	—	¥2,330	1,512	218	600	—	—	—	(4)	1.23%	1.42%
US$	Float/Fix	2,933,563	8,661	2,885,355	1,185,667	932,304	603,944	138,637	24,803	—	(81,730)	3.35%	4.65%
	Fix/Float	355,921	(1,878)	403,333	95,376	113,271	49,410	35,067	—	110,209	13,135	4.63%	3.34%
	Float/Float	90,899	(205)	67,127	42,079	25,048	—	—	—	—	(36)	2.98%	3.14%
CA$	Float/Fix	490,691	2,186	658,179	210,821	187,138	144,604	87,055	24,379	4,182	(9,924)	3.88%	4.16%
	Fix/Float	75,961	(346)	154,287	17,380	10,114	48,436	19,589	58,768	—	4,418	5.05%	4.40%
	Float/Float	195,325	(302)	100,876	60,564	27,940	12,372	—	—	—	(325)	3.61%	4.01%
GBP	Float/Fix	48,314	333	23,469	12,133	6,123	5,213	—	—	—	83	5.99%	4.96%
	Fix/Float	1,931	—	—	—	—	—	—	—	—	—	—	—

Total		¥4,198,463	8,449	¥4,294,956	1,625,532	1,302,156	864,579	280,348	107,950	114,391	(74,383)

Currency & Interest Rate Swaps

			2007		2008
			Yen (millions)		Yen (millions)
Receiving side currency	Paying side currency					Expected maturity date							Average receive rate	Average pay rate
		Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	US$	Fix/Float	¥386,064	(21,728)	¥286,141	100,705	66,733	66,976	27,749	21,162	2,816	37,036	1.03%	3.38%
		Float/Float	87,414	(4,940)	153,023	44,006	18,621	24,997	14,374	51,025	—	19,641	1.15%	3.28%
JP¥	CA$	Fix/Float	2,790	(628)	2,685	—	2,685	—	—	—	—	(480)	0.95%	4.75%
Other	Other	Fix/Float	70,387	6,425	165,885	—	—	59,738	—	106,147	—	34,731	4.58%	4.47%
		Float/Float	61,879	3,334	55,279	19,071	36,208	—	—	—	—	13,161	4.60%	2.73%

Total			¥608,534	(17,537)	¥663,013	163,782	124,247	151,711	42,123	178,334	2,816	104,089

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. At March 31, 2007 and 2008, the estimated fair value of marketable equity securities was ¥169.2 billion and ¥120.0 billion, respectively.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

Effective July 1, 2006, we effected (1) a one to two split of our shares of common stock and (2) a change in the ratio of our American Depositary Share to Honda’s underlying shares of common stock from 1:0.5 to 1:1. See Item 3.A. for further information.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31 2008. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

The management of Honda is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Security Exchange Act of 1934). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), assessed the effectiveness of internal control over financial reporting as of March 31, 2008 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2008.

The Company’s independent registered public accounting firm, KPMG AZSA & Co., has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Auditors has determined that Mr. Shinichi Sakamoto is qualified as an “audit committee financial expert” as defined by the rules of the SEC. He was elected as one of Honda’s corporate auditors at the general meeting of shareholders held on June 23 2005. See Item 6.A. for additional information regarding Mr. Sakamoto. Mr. Sakamoto meets the independence requirements imposed on corporate auditors under the Company Law of Japan. See Item 6.C. for an explanation of such independence requirements.

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

Item 16C. Principal Accountant Fees and Services

Principal Accountant, who conducted audits of our consolidated financial statements under U.S. generally accepted accounting principles or its affiliates, is independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Yen (millions)
	2007	2008
Audit Fees	2,708	3,042
Audit-Related Fees	38	102
Tax Fees	176	14
All Other Fees	—	21
Total	2,922	3,179

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

None of the services described above in this Item 16C. were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

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

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2008. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(1)		(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2007	1,307		¥4,114	0	0
May 1 to May 31, 2007	8,204,915		¥4,160	8,204,000	1,796,000
June 1 to June 30, 2007	869		¥4,313	0	0
July 1 to July 31, 2007	2,813		¥4,511	0	0
August 1 to August 31, 2007	1,059		¥4,106	0	0
September 1 to September 30, 2007	941		¥3,739	0	0
October 1 to October 31, 2007	1,047		¥3,892	0	0
November 1 to November 30, 2007	1,368		¥3,980	0	0
December 1 to December 31, 2007	3,989		¥3,771	0	0
January 1, to January 31, 2008	1,453		¥3,513	0	0
February 1, to February 29, 2008	1,075		¥3,344	0	0
March 1 to March 31, 2008	73,369	(3)	¥3,082	0	0

Total	8,294,205		¥4,150	8,204,000

(1)	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System—Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.
(2)	During the year ended March 31, 2008, the following share repurchase programs were in effect:

Share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation

Date of announcement: May 15, 2007

Maximum number of shares authorized to be repurchased: 10,000,000

Maximum yen amount authorized to be used for repurchase: ¥38,000,000,000

Repurchase period: from May 16, 2007 to June 12, 2007

(This program expired on the last day of the repurchase period referred to above.)

(3)	Shinnichi Kogyo Co., Ltd. became a consolidated subsidiary of Company as of March 25, 2008. As a result, 70,786 shares, or 45.21% of the total number of Honda shares held by Shinnichi, are now included in the Company’s treasury stock in its consolidated balance sheet, reflecting Honda’s percentage of voting rights in Shinnichi.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006 among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

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

Reports of Independent Registered

Public Accounting Firm

March 31, 2008

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries (“Honda”) as of March 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of Honda’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008 in conformity with U.S. generally accepted accounting principles.

As described in Note 1(m) to the accompanying consolidated financial statements, Honda adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes as of April 1, 2007. As described in Note 12 to the consolidated financial statements, Honda adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements of No. 87, 88, 106 and 132(R) as of March 31, 2007. As described in Note 1(u) to the consolidated financial statements, Honda changed its method of quantifying errors as of March 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 30, 2008 expressed an unqualified opinion on the effectiveness of Honda’s internal control over financial reporting.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd. and subsidiaries’ (“Honda”) internal controls over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Honda’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Honda’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Honda Motor Co., Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated June 30, 2008 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2008

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2008

	Yen (millions)
	2007*	2008
Assets
Current assets:
Cash and cash equivalents	¥945,546	¥1,050,902
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,199 million in 2007 and ¥8,181 million in 2008 (notes 3 and 19)	1,055,470	1,021,743
Finance subsidiaries-receivables, net (notes 3, 8 and 19)	1,426,224	1,340,728
Inventories (note 4)	1,183,116	1,199,260
Deferred income taxes (note 10)	155,390	158,825
Other current assets (notes 6, 8 and 15)	426,863	460,110

Total current assets	5,192,609	5,231,568

Finance subsidiaries-receivables, net (notes 3, 8 and 19)	3,039,826	2,707,820

Investments and advances:
Investments in and advances to affiliates (note 5)	497,337	549,812
Other, including marketable equity securities (note 6)	254,610	222,110

Total investments and advances	751,947	771,922

Property on operating leases (note 7):
Vehicles	345,909	1,014,412
Less accumulated depreciation	9,700	95,440

Net property on operating leases	336,209	918,972

Property, plant and equipment, at cost (note 8):
Land	429,373	457,352
Buildings	1,322,394	1,396,934
Machinery and equipment	2,988,064	3,135,513
Construction in progress	204,318	227,479

	4,944,149	5,217,278
Less accumulated depreciation and amortization	2,865,421	3,015,979

Net property, plant and equipment	2,078,728	2,201,299

Other assets (notes 3, 8, 10, 12 and 15)	637,181	783,962

Total assets	¥12,036,500	¥12,615,543

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt (note 8)	¥1,265,868	¥1,687,115
Current portion of long-term debt (note 8)	775,409	871,050
Trade payables:
Notes	33,276	39,006
Accounts	1,133,280	1,015,130
Accrued expenses (note 12)	807,341	730,615
Income taxes payable (note 10)	76,031	71,354
Other current liabilities (notes 8, 10 and 15)	196,322	264,280

Total current liabilities	4,287,527	4,678,550

Long-term debt, excluding current portion (note 8)	1,905,743	1,836,652
Other liabilities (notes 9, 10 and 12)	1,237,712	1,414,270

Total liabilities	7,430,982	7,929,472

Minority interests in consolidated subsidiaries	122,907	141,806

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 11)	37,730	39,811
Retained earnings (note 11)	4,654,890	5,099,983
Accumulated other comprehensive income (loss), net (notes 6, 10, 12, 14 and 16)	(427,166)	(782,198)
Treasury stock, at cost 12,835,522 shares in 2007 and 20,290,531 shares in 2008	(41,439)	(71,927)

Total stockholders’ equity	4,482,611	4,544,265

Commitments and contingent liabilities (notes 17 and 18)
Total liabilities, minority interests and stockholders’ equity	¥12,036,500	¥12,615,543

*	See note 2.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2006, 2007 and 2008

	Yen (millions)
	2006	2007	2008
Net sales and other operating revenue (note 3)	¥9,907,996	¥11,087,140	¥12,002,834

Operating costs and expenses:
Cost of sales (note 3)	7,010,357	7,865,142	8,543,170
Selling, general and administrative	1,656,365	1,818,272	1,918,596
Research and development	510,385	551,847	587,959

	9,177,107	10,235,261	11,049,725

Gain on transfer of the substitutional portion of the Employees’ Pension Funds (note 12)	138,016	—	—
Operating income	868,905	851,879	953,109

Other income (notes 1(q) and 6):
Interest	27,363	42,364	50,144
Other	2,214	13,243	5,384

	29,577	55,607	55,528

Other expenses (notes 1(q) and 6):
Interest	11,902	12,912	16,623
Other	56,676	101,706	96,173

	68,578	114,618	112,796

Income before income taxes, minority interest and equity in income of affiliates	829,904	792,868	895,841

Income tax (benefit) expense (note 10):
Current	319,945	300,294	356,095
Deferred	(2,756)	(16,448)	31,341

	317,189	283,846	387,436

Income before minority interest and equity in income of affiliates	512,715	509,022	508,405

Minority interest in income of consolidated subsidiaries	(15,287)	(20,117)	(27,308)
Equity in income of affiliates (note 5)	99,605	103,417	118,942

Net income	¥597,033	¥592,322	¥600,039

	Yen
	2006	2007	2008
Basic net income per common share (note 1(o))	¥324.33	¥324.62	¥330.54

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended March 31, 2006, 2007 and 2008

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2005	86,067	172,531	34,688	3,809,383	(793,934)	(19,441)	3,289,294

Transfer to legal reserves			1,123	(1,123)			—
Cash dividends				(71,061)			(71,061)
Comprehensive income (loss):
Net income				597,033			597,033
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					249,160		249,160
Unrealized gains (losses) on marketable securities, net					28,966		28,966
Unrealized gains (losses) on derivative instruments, net					(64)		(64)
Minimum pension liabilities adjustment					108,685		108,685

Total comprehensive income							983,780

Purchase of treasury stock						(77,067)	(77,067)
Reissuance of treasury stock				(125)		928	803
Retirement of treasury stock		(2)		(66,221)		66,224	1

Balance at March 31, 2006	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31,2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,919	(1,919)			—
Cash dividends				(140,482)			(140,482)
Comprehensive income (loss):
Net income				592,322			592,322
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					96,775		96,775
Unrealized gains (losses) on marketable securities, net					(4,571)		(4,571)
Unrealized gains (losses) on derivative instruments, net					84		84
Minimum pension liabilities adjustment					8,908		8,908

Total comprehensive income							693,518

Adjustment for initially applying SFAS No. 158, net of tax (note 12)					(139,324)		(139,324)
Purchase of treasury stock						(30,974)	(30,974)
Reissuance of treasury stock				(277)		18,891	18,614
Retirement of treasury stock							—

Balance at March 31, 2007	86,067	172,529	37,730	4,654,890	(427,166)	(41,439)	4,482,611

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income—(Continued)

Years ended March 31, 2006, 2007 and 2008

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Transfer to legal reserves			2,081	(2,081)			—
Cash dividends				(152,590)			(152,590)
Comprehensive income (loss):
Net income				600,039			600,039
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					(312,267)		(312,267)
Unrealized gains (losses) on marketable securities, net					(26,459)		(26,459)
Unrealized gains (losses) on derivative instruments, net					440		440
Pension and other postretirement benefits adjustments					(16,746)		(16,746)

Total comprehensive income							245,007

Purchase of treasury stock						(34,404)	(34,404)
Reissuance of treasury stock				(275)		3,916	3,641
Retirement of treasury stock							—

Balance at March 31, 2008	¥86,067	¥172,529	¥39,811	¥5,099,983	¥(782,198)	¥(71,927)	¥4,544,265

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2007 and 2008

	Yen (millions)
	2006	2007	2008
Cash flows from operating activities (note 13):
Net income	¥597,033	¥592,322	¥600,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	262,225	361,747	417,393
Depreciation of property on operating leases	—	9,741	101,032
Deferred income taxes	(2,756)	(16,448)	31,341
Minority interest in income	15,287	20,117	27,308
Equity in income of affiliates	(99,605)	(103,417)	(118,942)
Dividends from affiliates	64,055	54,849	67,764
Provision for credit and lease residual losses on finance subsidiaries-receivables	36,153	44,128	58,011
Loss (gain) on derivative instruments, net	10,351	56,836	70,251
Gain on transfer of the substitutional portion of the Employees’ Pension Funds (note 12)	(138,016)	—	—
Decrease (increase) in assets:
Trade accounts and notes receivable	(113,259)	(49,529)	(67,696)
Inventories	(109,661)	(96,839)	(100,622)
Other current assets	(59,484)	(15,206)	(2,609)
Other assets	(81,796)	(5,523)	(130,666)
Increase (decrease) in liabilities:
Trade accounts and notes payable	21,420	38,186	32,327
Accrued expenses	51,653	41,898	(24,768)
Income taxes payable	39,900	(37,282)	20
Other current liabilities	6,126	1,103	2,301
Other liabilities	80,410	14,274	179,537
Other, net	604	(6,432)	(15,103)

Net cash provided by operating activities	580,640	904,525	1,126,918
Cash flows from investing activities:
Increase in investments and advances	(17,314)	(9,874)	(6,417)
Decrease in investments and advances	3,711	3,829	1,270
Payments for purchases of available-for-sale securities	(158,011)	(141,902)	(158,426)
Proceeds from sales of available-for-sale securities	129,496	172,806	179,911
Payments for purchases of held-to-maturity securities	(63,395)	(13,614)	(39,482)
Proceeds from redemptions of held-to-maturity securities	55,990	41,109	32,557
Capital expenditures	(460,021)	(597,958)	(668,228)
Proceeds from sales of property, plant and equipment	39,951	20,641	26,868
Acquisitions of finance subsidiaries-receivables	(3,031,644)	(2,857,024)	(2,712,775)
Collections of finance subsidiaries-receivables	1,870,675	2,138,875	2,312,311
Proceeds from sales of finance subsidiaries-receivables	930,595	477,927	158,497
Purchases of operating lease assets	—	(366,795)	(839,261)
Proceeds from sales of operating lease assets	—	1,276	26,776

Net cash used in investing activities	(699,967)	(1,130,704)	(1,686,399)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(124,941)	306,063	601,957
Proceeds from long-term debt	865,677	969,491	1,061,792
Repayments of long-term debt	(568,605)	(677,539)	(782,749)
Cash dividends paid (note 11)	(71,061)	(140,482)	(152,590)
Cash dividends paid to minority interests	(4,083)	(7,434)	(9,663)
Payments for purchases of treasury stock, net	(77,064)	(26,689)	(30,746)

Net cash provided by financing activities	19,923	423,410	688,001
Effect of exchange rate changes on cash and cash equivalents	43,406	31,527	(23,164)

Net change in cash and cash equivalents	(55,998)	228,758	105,356
Cash and cash equivalents at beginning of year	772,786	716,788	945,546

Cash and cash equivalents at end of year	¥716,788	¥945,546	¥1,050,902

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) mainly develop, manufacture and distribute motorcycles, automobiles, power products, and also provide financing for the sale of those products. Honda’s manufacturing operations are principally conducted in 33 separate factories, four of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, China, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Argentina, Brazil and Turkey.

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

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where Honda is the primary beneficiary under the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates in which Honda has the ability to exercise significant influence over their operating and financial policies, but where Honda does not have a controlling financial interest are accounted for using the equity method.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, retained interests in the sold pools of finance receivables, realizable values of inventories, realization of deferred tax assets, impairment of long-lived assets, unrecognized tax benefits, product warranty obligations, the fair values of assets and obligations related to employee benefits, and the fair value of derivative financial instruments. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

amount offered to retail customers and the amount stemmed from a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided from Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash, because Honda does not receive an identifiable benefit in exchange for this consideration. The incentives are estimated and accrued at the time the product is sold to the dealer.

Operating lease revenues are recorded on a straight-line basis over the term of the lease.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained, based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. Finance subsidiaries of the Company have historically amortized servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income. Effective April 1, 2007, the finance subsidiaries of the Company adopted Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets” which requires the finance subsidiaries of the Company to measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. The adoption of SFAS No. 156 did not have a material impact on the Company’s consolidated financial position as of April 1, 2007. Servicing assets and servicing liabilities at March 31, 2007 and 2008 were not significant.

Taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in consolidated statements of income.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and commercial paper, and amount to ¥117,182 million and ¥110,336 million as of March 31, 2007 and 2008, respectively.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Investments in securities consist of investment to affiliates and debt and equity securities. Investments in affiliates in which Honda has the ability to exercise significant influence over their operating and financial policies, but where Honda does not have a controlling financial interest are accounted for using the equity method. Differences between the cost of investments in affiliates and the amount of underlying equity in net assets of the affiliates principally represent investor level goodwill.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda considers whether the fair value of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If Honda considers any such decline to be other-than-temporary based on various factors, then a write-down will be recorded to estimated fair value.

Honda classifies its debt and equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2007 and 2008, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

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

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda completed its annual tests for March 31, 2006, 2007, and 2008 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2007 and 2008 was ¥20,791 million and ¥20,498 million, respectively. (see note 2)

(j) Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of the vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual values of the vehicles related to the operating leases are estimated by using our estimate of future used vehicle values, taking into consideration data obtained from third parties.

(k) Depreciation and Amortization

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation and amortization of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(l) Impairment of Long-Lived Assets to Be Held and Used and Long-Lived Assets to Be Disposed Of

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

The Company and its consolidated subsidiaries adopted the provision of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48 “Accounting for Uncertainty in Income Taxes” on April 1, 2007. FIN No. 48 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if any, based on the technical merits of the position, when that position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is a greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The initial adoption of this interpretation did not have a material impact on the Company’s consolidated financial position. Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statement of income.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2008 were ¥287,901 million, ¥308,409 million and ¥315,656 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2006, 2007 and 2008 was 1,840,799,671 shares, 1,824,675,228 shares and 1,815,356,440 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2006, 2007 or 2008.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. All per share information has been adjusted retroactively for the year ended March 31, 2006 to reflect this stock split.

(p) Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end exchange rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2008 are as follows:

Yen (millions)
2006	2007	2008
¥ (38,880)	¥ (48,261)	¥ 2,895

(q) Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes at fair value all derivative financial instruments in its consolidated balance sheets. Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts” are met.

The Company applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. These are designated as cash flow hedges on the date derivative contracts are entered into. The Company has a documented currency rate risk management policy. In addition, it documents all relationships between derivative financial instruments designated as cash flow hedges and the relevant hedged items to identify the relationship between them. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

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

The amount recognized in earnings included in other income (expenses) – other during the year ended March 31, 2006, 2007 and 2008 are ¥55,516 million loss, ¥48,485 million loss and ¥48,746 million gain, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥45,046 million gain, ¥8,351 million loss and ¥118,997 million loss in other income (expenses) – other during the years ended March 31, 2006, 2007 and 2008, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by mainly finance subsidiaries of ¥827 million gain, ¥3,309 million gain and ¥10,550 million loss are included in other income (expenses) – other during the years ended March 31, 2006, 2007 and 2008, respectively. These gains and losses are presented on a net basis.

Honda doesn’t hold any derivative financial instruments for trading purposes.

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2008 are as follows:

Yen (millions)
2006	2007	2008
¥ 181,675	¥ 219,361	¥ 239,737

(s) Asset Retirement Liability

Honda recognizes an asset retirement liability if the fair value of the obligation can be reasonably estimated. Asset retirement obligations include those for which an entity has a legal obligation to perform an asset retirement activity, however, the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity.

(t) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company and its subsidiaries adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” on March 31, 2007.

This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. Certain foreign subsidiaries of the Company use a December 31 measurement date for their plans. The measurement provisions of this statement are effective for fiscal years ending after December 15, 2008.

It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of SFAS No. 115”. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. The statement also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Honda is currently in the process of assessing the financial impact of adoption.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations”. This statement replaces SFAS No. 141. This statement requires an acquirer to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date measured at that date. The statement shall be applied prospectively to business combinations for which the acquisition date is on and after an entity’s first fiscal year that begins after December 15, 2008, with early adoption not permitted. It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This statement requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. This statement is effective as of an entity’s first fiscal year that begins after December 15, 2008, with early adoption not permitted. It is not anticipated that the initial adoption will have a material impact on the Company’s consolidated financial position or results of operations.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

balance sheet and those that were recorded in the current year income statement. The Company historically quantified misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors related to prior years.

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased Honda’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million net of tax effect of ¥31,235 million, and ¥18,149 million, respectively, for the items described below:

1.	The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its properly, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occurred.

2.	Equity in income of affiliates should be recognized based on affiliates’ consolidated financial statements in accordance with U.S. generally accepted accounting principles. However, the Company historically recognized equity in income of affiliates based on the results of operations of the parent-only financial statements of the affiliates, as the Company assessed that the difference between the total amounts of equity in income on the consolidation basis and those on the parent-only basis had been immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

3.	The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income during the year ended March 31, 2006, which related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive loss and corresponding overstatement in income tax benefit.

(v) Reclassifications and Revisions of Classifications

Certain revisions for misclassifications and reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2008. Detailed information is provided in note 2.

(2) Revisions of Classifications

Certain revisions for misclassifications have been made to the prior years’ consolidated financial statements.

(a)

Investor level goodwill in affiliates, which was classified as other assets, has been revised to be classified as investments in and advances to affiliates. The impact of this revision in the consolidated

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

balance sheets resulted in an increase in investments in and advances to affiliates and a corresponding decrease in other assets in the amount of ¥9,799 million at March 31, 2007.

(b)	The long-term portion of deferred tax assets related to pension benefit plans, which was classified as deferred income taxes at March 31, 2007, has been revised to be classified as other assets. The impact of this revision in the consolidated balance sheet resulted in an increase in other assets and a corresponding decrease in deferred income taxes in the amount of ¥59,782 million at March 31, 2007.

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

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased as direct financing leases to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2007 and 2008:

	Yen (millions)
	2007	2008
Direct financing leases	¥1,892,566	¥1,212,634
Retail	2,923,944	3,143,376
Wholesale	437,242	404,433
Term loans to dealers	14,916	19,605

Total finance receivables	5,268,668	4,780,048
Retained interests in the sold pools of finance receivables	88,110	54,636

	5,356,778	4,834,684
Less:
Allowance for credit losses	35,020	34,805
Allowance for losses on lease residual values	33,928	24,887
Unearned interest income and fees	143,131	73,695

	5,144,699	4,701,297
Less:
Finance receivables included in trade receivables, net	509,697	476,305
Finance receivables included in other assets, net	168,952	176,444

Finance subsidiaries-receivables, net	4,466,050	4,048,548

Less current portion	1,426,224	1,340,728

Noncurrent finance subsidiaries-receivables, net	¥3,039,826	¥2,707,820

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2008 and thereafter:

Years ending March 31	Yen (millions)
2009	¥1,854,779

2010	1,192,229
2011	820,283
2012	576,389
2013	274,965
After five years	61,403

2,925,269

Total	¥4,780,048

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2008 as follows:

	Yen (millions)
	2006	2007	2008
Finance income	¥310,937	¥413,334	¥549,052
Finance cost	115,636	188,844	303,890

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions totaling approximately ¥930,629 million, ¥562,488 million and ¥232,474 million to investors in fiscal years 2006, 2007 and 2008, respectively. Pre-tax net gains or losses on such sales resulted in loss of ¥11,849 million, a gain of ¥1,175 million, and a gain of ¥9 million in fiscal years 2006, 2007 and 2008, respectively, which are included in gain or loss on sale of receivables.

Finance subsidiaries sold direct financing lease receivables subject to limited recourse provisions totaling approximately ¥100,374 million in fiscal year 2006. Pre-tax net gain on such sales resulted in a net gain of ¥483 million is included in a gain on sale of receivables for fiscal year 2006. The leases sold during fiscal year 2006 had 100% insurance coverage of the residual value of the vehicles collateralizing those leases. Finance subsidiaries did not sell any direct financing lease receivable in fiscal year 2007 and 2008.

Retained interests in securitizations were comprised of the following at March 31, 2007 and 2008:

	Yen (millions)
	2007	2008
Subordinated certificates	¥44,198	¥28,846
Residual interests	43,912	25,790

Total	¥88,110	¥54,636

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2008 are as follows:

	2006	2007	2008
Weighted average life (years)	1.60 to 1.75	1.66 to 1.77	1.66 to 1.73
Prepayment speed	1.00% to 1.30%	1.25% to 1.30%	1.25%
Expected credit losses	0.35% to 0.55%	0.23% to 0.27%	0.21% to 0.30%
Residual cash flows discount rate	6.53% to 12.00%	5.43% to 12.00%	5.82% to 12.00%

At March 31, 2008, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average assumption
Prepayment speed	1.27%
Expected credit losses	0.19%
Residual cash flows discount rate	11.44%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

The following illustration presents quantitative information about balances of outstanding securitized portfolios as of March 31, 2007 and 2008.

	Yen (millions)
	2007	2008
Securitized receivables
Retail	¥1,208,409	¥664,879
Direct financing leases	67,758	33,470

Total securitized receivables	¥1,276,167	¥698,349

(4) Inventories

Inventories at March 31, 2007 and 2008 are summarized as follows:

	Yen (millions)
	2007	2008
Finished goods	¥772,917	¥755,122
Work in process	34,970	38,756
Raw materials	375,229	405,382

	¥1,183,116	¥1,199,260

(5) Investments and Advances-Affiliates

Significant investments in affiliates accounted for under the equity method at March 31, 2007 and 2008 are Showa Corporation (33.5%), Keihin Corporation (42.2%), Guangzhou Honda Automobile Co., Ltd. (50.0%), Dongfeng Honda Engine Co., Ltd. (50.0%), and P.T. Astra Honda Motor (50.0%).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain adjustments were recorded to investments and advances to affiliates as of April 1, 2006, please refer to note 1(u) for further information.

The difference between the carrying amount of investment in affiliates and the amount of underlying equity in net assets is not material as of March 31, 2007 and 2008.

Investments in affiliates include equity securities which have quoted market values at March 31, 2007 and 2008 compared with related carrying amounts as follows;

	Yen (millions)
	2007	2008
Carrying amount	¥185,914	¥210,532
Market value	412,892	263,946

*	See note 2.

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2007 and 2008, and for each of the years in the three-year period ended March 31, 2008 is shown below:

	Yen (millions)
	2007	2008
Current assets	¥1,434,855	¥1,576,260
Other assets, principally property, plant and equipment	1,317,057	1,409,729

Total assets	2,751,912	2,985,989

Current liabilities	1,038,968	1,139,403
Other liabilities	306,418	333,601

Total liabilities	1,345,386	1,473,004

Stockholders’ equity	¥1,406,526	¥1,512,985

	Yen (millions)
	2006	2007	2008
Net sales	¥3,426,348	¥4,598,573	¥5,275,548
Net income	229,640	268,577	283,927
Cash dividends received by Honda during the year	64,055	54,849	67,764

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2007 and 2008 included in retained earnings was ¥354,552 million and ¥400,703 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Trade receivables and trade payables include the following balances with affiliates at March 31, 2007 and 2008, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2008. Honda mainly purchases materials, supplies and services from affiliates, and sells parts used in its products, equipment and services to affiliates.

	Yen (millions)
	2007	2008
Trade receivables from	¥77,317	¥104,232
Trade payables to	155,603	159,848

	Yen (millions)
	2006	2007	2008
Purchases from	¥611,711	¥1,083,686	¥1,066,342
Sales to	155,195	329,398	366,832

(6) Investments and Advances-Other

Investments and advances at March 31, 2007 and 2008 consisted of the following:

	Yen (millions)
	2007	2008
Current
Auction rate securities	¥41,318	¥—
Corporate debt securities	311	641
U.S. government and agency debt securities	2,993	—
Advances	581	1,913

	¥45,203	¥2,554

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	2007	2008
Noncurrent
Auction rate securities (non-marketable)	¥—	¥13,661
Marketable equity securities	169,280	120,085
Government bonds	2,999	2,999
U.S. government and agency debt securities	10,034	17,032
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	11,639	13,725
Guaranty deposits	30,847	29,446
Advances	2,481	1,896
Other	25,330	21,266

	¥254,610	¥222,110

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain information with respect to marketable securities at March 31, 2007 and 2008 is summarized below:

	Yen (millions)
	2007	2008
Available-for-sale
Cost	¥107,573	¥61,104
Fair value	210,598	120,085
Gross unrealized gains	103,113	64,084
Gross unrealized losses	88	5,103

Held-to-maturity
Amortized cost	¥16,337	¥20,672
Fair value	16,348	20,851
Gross unrealized gains	26	179
Gross unrealized losses	15	—

Maturities of debt securities classified as held-to-maturity at March 31, 2008 were as follows:

Yen (millions)
Due within one year	¥641
Due after one year through five years	18,033
Due after five years through ten years	1,998

Total	¥20,672

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for each of the years in the three-year period ended March 31, 2008, were, ¥462 million net losses, ¥10,463 million net gains and ¥232 million net losses, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2008 were as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥12,242	¥(4,910)
12 months or longer	215	(193)

	¥12,457	¥(5,103)

Held-to-maturity
Less than 12 months	¥—	¥—
12 months or longer	—	—

	¥—	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda judged this decline in fair value of investment securities to be temporary, with considering such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(7) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2008 are as follows:

Years ending March 31	Yen (millions)
2009	¥177,679
2010	164,938
2011	73,503
2012	10,095
2013	412

Total future minimum lease rentals	¥426,627

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(8) Short-term and Long-term Debt

Short-term debt at March 31, 2007 and 2008 is as follows:

	Yen (millions)
	2007	2008
Short-term bank loans	¥311,117	¥415,605
Medium-term notes	182,355	436,731
Commercial paper	772,396	834,779

	¥1,265,868	¥1,687,115

The weighted average interest rates on short-term debt outstanding at March 31, 2007 and 2008 were 4.00% and 4.36%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2007 and 2008 is as follows:

	Yen (millions)
	2007	2008
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥516	¥435

	516	435
Subsidiaries:
Loans, maturing through 2030:
Secured, principally from banks	18,581	13,614
Unsecured, principally from banks	134,949	164,887
0.47% Japanese yen unsecured bond due 2007	50,000	—
0.79% Japanese yen unsecured bond due 2008	30,000	30,000
0.99% Japanese yen unsecured bond due 2009	30,000	30,000
1.14% Japanese yen unsecured bond due 2009	30,000	30,000
0.31% Japanese yen unsecured bond due 2010	150	100
0.66% Japanese yen unsecured bond due 2010	30,000	30,000
0.94% Japanese yen unsecured bond due 2010	30,000	30,000
1.30% Japanese yen unsecured bond due 2011	—	40,000
1.51% Japanese yen unsecured bond due 2011	30,000	30,000
1.48% Japanese yen unsecured bond due 2012	—	30,000
3.65% Thai baht unsecured bond due 2007	7,340	—
5.32% Thai baht unsecured bond due 2008	3,670	3,180
3.82% Thai baht unsecured bond due 2009	—	3,180
5.46% Thai baht unsecured bond due 2009	5,505	4,770
4.20% Thai baht unsecured bond due 2010	—	9,540
Medium-term notes, maturing through 2023	2,282,138	2,259,434
Less unamortized discount, net	1,697	1,438

	2,680,636	2,707,267

Total long-term debt	2,681,152	2,707,702
Less current portion	775,409	871,050

	¥1,905,743	¥1,836,652

The loans maturing through 2031 and through 2030 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.69% to 12.54% per annum at March 31, 2008 and weighted average interest rate on total outstanding long-term debt at March 31, 2007 and 2008 is 3.96% and 4.11%, respectively. Property, plant and equipment with a net book value of approximately ¥23,654 million and ¥26,564 million at March 31, 2007 and 2008, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥1,931 million at March 31, 2007 were pledged as collateral by a financial subsidiary for certain loans. There is no collateral pledged at March 31, 2008.

Medium-term notes are unsecured, and their interest rates range from 0.77% to 5.38% at March 31, 2007 and from 1.03% to 5.39% at March 31, 2008.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2008 and thereafter:

Years ending March 31:	Yen (millions)
2009	¥871,050

2010	769,785
2011	470,819
2012	268,981
2013	295,935
After five years	31,132

1,836,652

Total	¥2,707,702

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets and other current assets and/or liabilities in the consolidated balance sheets, as appropriate (see note 15). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2008, Honda had unused line of credit facilities amounting to ¥938,591 million, of which ¥409,971 million related to commercial paper programs and ¥528,620 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2008, Honda also had committed lines of credit amounting to ¥923,379 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

(9) Other Liabilities

Other liabilities at March 31, 2007 and 2008 consist of the following:

	Yen (millions)
	2007	2008
Accrued liabilities for product warranty, excluding current portion	¥153,409	¥152,733
Pension and other postretirement benefits (note 12)	524,457	593,771
Deferred income taxes	316,048	304,933
Other	243,798	362,833

	¥1,237,712	¥1,414,270

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Income Taxes

Total income tax expense/(benefit) for each of the years in the three-year period ended March 31, 2008 were allocated as follows:

	Yen (millions)
	2006	2007	2008
Income from continuing operations	¥317,189	¥283,846	¥387,436
Other comprehensive income (note 14)	154,370	935	(89,519)

	¥471,559	¥284,781	¥297,917

Income before income taxes, minority interest and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2008 consisted of the following:

	Yen (millions)
		Income taxes
	Income before income taxes	Current	Deferred	Total
2006:
Japanese	¥317,997	¥103,697	¥38,225	¥141,922
Foreign	511,907	216,248	(40,981)	175,267

	¥829,904	¥319,945	¥(2,756)	¥317,189

2007:
Japanese	¥182,433	¥89,155	¥(13,798)	¥75,357
Foreign	610,435	211,139	(2,650)	208,489

	¥792,868	¥300,294	¥(16,448)	¥283,846

2008:
Japanese	¥228,868	¥181,010	¥(4,064)	¥176,946
Foreign	666,973	175,085	35,405	210,490

	¥895,841	¥356,095	¥31,341	¥387,436

The statutory income tax rate is approximately 40% for each of the years in the three-year period ended March 31, 2008. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2008 differs from the Japanese statutory income tax rate for the following reasons:

	2006	2007	2008
Statutory income tax rate	40.0%	40.0%	40.0%
Valuation allowance provided for current year operating losses of subsidiaries	0.3	0.4	0.5
Difference in statutory tax rates of foreign subsidiaries	(2.3)	(3.7)	(4.9)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.8)	(0.2)	(0.9)
Research and development credit	(3.0)	(3.3)	(3.2)
Other adjustments relating to prior years	3.1	—	—
Adjustments for unrecognized tax benefits	—	—	9.0
Other	0.9	2.6	2.7

Effective tax rate	38.2%	35.8%	43.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2007 and 2008 are presented below:

	Yen (millions)
	2007	2008
Deferred tax assets:
Inventories	¥35,114	¥33,441
Allowance for dealers and customers	153,328	136,155
Accrued bonus	40,628	40,803
Property, plant and equipment	61,409	67,387
Foreign tax credit	10,427	11,367
Operating loss carryforwards	39,781	36,625
Pension and other postretirement benefits	210,378	230,819
Other	141,104	164,258

Total gross deferred tax assets	692,169	720,855
Less valuation allowance	35,447	34,434

Net deferred tax assets	656,722	686,421

Deferred tax liabilities:
Inventories	(13,650)	(8,877)
Prepaid pension expenses	(34,422)	(37,115)
Property, plant and equipment, excluding lease transactions	(59,680)	(49,293)
Direct financing lease transactions	(388,194)	(320,742)
Operating lease transactions	(17,322)	(72,138)
Undistributed earnings of subsidiaries and affiliates	(106,273)	(120,744)
Net unrealized gains on marketable securities	(41,039)	(23,940)
Other	(27,262)	(26,514)

Total gross deferred tax liabilities	(687,842)	(659,363)

Net deferred tax (liability) asset	¥(31,120)	¥27,058

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred income tax assets and liabilities at March 31, 2007 and 2008 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2007	2008
Current assets-Deferred income taxes	¥155,390	¥158,825
Other assets	131,365	175,933
Other current liabilities	(1,827)	(2,767)
Other liabilities	(316,048)	(304,933)

Net deferred tax (liability) asset	¥(31,120)	¥27,058

*	See note 2.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2007 and 2008. The net change in the total valuation allowance for the year ended March 31, 2006 was an increase of ¥10,502 million, for the year ended March 31, 2007 was a decrease of ¥34,792 million, and for the year ended March 31, 2008 was a decrease of ¥1,013 million. The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries.

At March 31, 2008, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥112,182 million, which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Within 1 year	¥3,180
1 to 5 years	14,846
5 to 15 years	21,993
Indefinite periods	72,163

¥112,182

At March 31, 2007 and 2008, Honda did not recognize deferred tax liabilities of ¥78,252 million and ¥105,848 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered indefinitely reinvested. At March 31, 2007 and 2008, the undistributed earnings not subject to deferred tax liabilities were ¥2,995,170 million and ¥3,327,339 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda adopted the provision of FIN No. 48 on April 1, 2007. As of the date of adoption of FIN No. 48, Honda identified unrecognized tax benefits of ¥36,330 million. As of March 31, 2008, Honda’s gross unrecognized tax benefits totaled ¥99,527 million. Of this amount, the amount that would impact Honda’s effective tax rate, if recognized, is ¥85,403 million.

Honda recognized interest and penalty of ¥3,011 million for the year ended March 31, 2008. As of March 31, 2008, Honda had recorded approximately ¥5,960 million for accrued interest and accrued penalty. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Yen (millions)
Balance at beginning of year	¥36,330
Additions for tax positions related to the current year	9,213
Additions for tax positions of prior years	74,674
Reductions for tax positions of prior years	(14,769)
Settlements	(51)
Reductions for statute of limitations	(555)
Effect of exchange rate changes	(5,315)

Balance at end of year	¥99,527

Tax liabilities associated with uncertain tax positions are primarily classified as other (noncurrent) liabilities, as we do not expect to pay cash or settle on these positions within the next twelve months.

Honda is subject to income tax examinations in many tax jurisdictions, mainly related to transfer pricing issues. Tax examinations can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although Honda believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in the future periods.

The Company has been examined by the Tokyo Regional Taxation Bureau regarding transfer pricing matters for the period from the year ended March 31, 2002 to the year ended March 31, 2007. Honda has recognized the liability for unrecognized tax benefits, including those related to this examination.

In addition, Honda has open tax years from primarily 2001 to 2008 with various significant taxing jurisdictions including the United States (fiscal years 2001-2008), Japan (fiscal years 2002-2008), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil, and Australia.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. It is difficult to estimate the timing and range of possible change related to our uncertain tax positions, as finalizing audits with the relevant income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over next twelve months, although any settlements or statute expirations may result in a significant increase or decrease in our total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Dividends and Legal Reserves

The Company Law of Japan provides that earnings in an amount equal to 10% of dividends of retained earnings shall be appropriated as a capital surplus or a legal reserve on the date of distribution of retained earnings until an aggregated amount of capital surplus and a legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2008 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share for each of the years in the three-year period ended March 31, 2008 were ¥38.5, ¥77 and ¥84, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥22 per share aggregating ¥39,921 million proposed and resolved in the general stockholders’ meeting held in June 2008.

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. Information pertaining to dividends per share has been adjusted retroactively for the year ended March 31, 2006 to reflect this stock split.

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

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (a confederated welfare pension fund, the “Fund”)”, of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members, has obtained approval from the Japanese Minister of Health, Labor and Welfare for exemption from benefits obligations related to past employee service with respect to the substitutional portion of the Fund on July 1, 2005 and completed its transfer on March 9, 2006. Previously on April 1, 2004, the Company received approval of exemption from the obligation for benefits related to future employee services with respect to the fund. As a result, the Company recognized a gain of

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

¥228,681 million, which is the difference between the settled accumulated benefit obligation and the assets transferred to the government; a gain of ¥56,448 million for the derecognizing of previous accrued salary progression; and settlement loss of ¥147,113 million for the related unrecognized loss. Collectively, the Company recognized a net gain of ¥138,016 million for the fiscal year ended March 31, 2006.

The Company and its consolidated subsidiaries adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” on March 31, 2007, recognized its overfunded or underfunded status as an asset or liability in its consolidated balance sheets.

The incremental effect of applying SFAS No. 158 at March 31, 2007, on balance sheet items is as follows:

	Yen (millions)
	Before Application of SFAS158	Adjustments	After Application of SFAS 158
Other assets	¥625,834	¥11,347	¥637,181
Total assets	12,025,153	11,347	12,036,500
Accrued expenses	847,008	(39,667)	807,341
Total current liabilities	4,327,194	(39,667)	4,287,527
Other liabilities	1,047,374	190,338	1,237,712
Total liabilities	7,280,311	150,671	7,430,982
Accumulated other comprehensive loss, net	(287,842)	(139,324)	(427,166)
Total stockholder’s equity	4,621,935	(139,324)	4,482,611

*	See note 2

The incremental effect of applying SFAS No. 158 on Accumulated other comprehensive loss, net, includes tax effect of ¥ 72,881 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2007	2008	2007	2008
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,133,325)	¥(1,206,419)	¥(395,416)	¥(434,757)
Service cost	(42,115)	(41,133)	(30,492)	(30,259)
Interest cost	(23,809)	(24,128)	(22,373)	(24,661)
Plan participants’ contributions	—	—	(129)	(146)
Actuarial gain (loss)	(4,165)	(785)	21,746	44,695
Benefits paid	31,638	39,106	3,731	4,596
Amendment	—	—	(10)	(42)
Business combination	(34,643)	—	(906)	—
Foreign exchange translation	—	—	(10,908)	62,220

Benefit obligations at end of year	(1,206,419)	(1,233,359)	(434,757)	(378,354)

Change in plan assets:
Fair value of plan assets at beginning of year	712,331	782,835	358,075	449,467
Actual return on plan assets	36,223	(62,277)	46,161	23,780
Employer contributions	33,649	35,513	40,163	36,715
Plan participants’ contributions	—	—	129	146
Benefits paid	(31,638)	(39,106)	(3,731)	(4,596)
Business combination	32,270	—	875	—
Foreign exchange translation	—	—	7,795	(66,410)

Fair value of plan assets at end of year	782,835	716,965	449,467	439,102

Funded status	(423,584)	(516,394)	14,710	60,748

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥3,283	¥1,573	¥51,000	¥88,603
Current liabilities	(5,272)	(5,524)	(6)	(2)
Noncurrent liabilities	(421,595)	(512,443)	(36,284)	(27,853)

Total	(423,584)	(516,394)	14,710	60,748

Amounts recognized in accumulated other comprehensive income consist of:
Actuarial loss (gain)	¥331,485	¥406,128	¥57,578	¥19,710
Net transition obligation	1,741	—	279	234
Prior service cost (benefit)	(68,507)	(61,218)	8,064	7,389

Total	264,719	344,910	65,921	27,333

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,164,971)	¥(1,217,213)	¥(4,403)	¥(2,892)
Accumulated benefit obligations	(1,054,331)	(1,104,923)	(3,888)	(2,686)
Fair value of plan assets	740,407	699,848	2,476	1,346

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension expense and Other amounts recognized in other comprehensive income for each of the years in the three-year period ended March 31, 2008 included the following:

	Yen (millions)
	2006	2007	2008
Japanese plans:
Pension Cost
Service cost-benefits earned during the year	¥41,271	¥42,115	¥41,133
Interest cost on projected benefit obligations	31,788	23,809	24,128
Expected return on plan assets	(33,102)	(27,580)	(28,625)
Amortization of actuarial loss (gain)	28,394	16,326	14,348
Amortization of net transition obligation	1,992	1,992	1,741
Amortization of prior service cost (benefit)	(6,945)	(7,289)	(7,289)

	¥63,398	¥49,373	¥45,436

Other amounts recognized in other comprehensive income
Actuarial loss (gain)	—	—	88,991
Amortization of actuarial loss (gain)	—	—	(14,348)
Amortization of net transition obligation	—	—	(1,741)
Amortization of prior service cost (benefit)	—	—	7,289

	¥—	¥—	¥80,191

Total recognized in Pension cost and Other comprehensive income	¥63,398	¥49,373	¥125,627

Foreign plans:
Pension Cost
Service cost-benefits earned during the year	¥25,121	¥30,492	¥30,259
Interest cost on projected benefit obligations	18,838	22,373	24,661
Expected return on plan assets	(21,013)	(27,597)	(33,700)
Amortization of actuarial loss (gain)	4,192	5,041	2,046
Amortization of net transition obligation	62	41	45
Amortization of prior service cost (benefit)	577	752	759

	¥27,777	¥31,102	¥24,070

Other amounts recognized in other comprehensive income
Actuarial loss (gain)	—	—	(35,822)
Amortization of actuarial loss (gain)	—	—	(2,046)
Amortization of net transition obligation	—	—	(45)
Prior service cost (benefit)	—	—	84
Amortization of prior service cost (benefit)	—	—	(759)

	¥—	¥—	¥(38,588)

Total recognized in Pension cost and Other comprehensive income	¥27,777	¥31,102	¥(14,518)

The estimated actuarial loss and prior service benefit for all domestic defined pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ¥18,730 million and ¥7,289 million, respectively. And the estimated actuarial loss, net transition obligation and prior service cost for all foreign defined pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ¥524 million, ¥37 million and ¥672 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used to determine benefit obligation at March 31, 2007 and 2008 were as follows:

	2007	2008
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%

Foreign plans:
Discount rate	5.2 ~ 6.0%	5.5 ~ 6.8%
Rate of salary increase	2.9 ~ 6.4%	2.9 ~ 6.4%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2008 were as follows:

	2006	2007	2008
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.2%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.4 ~ 6.3%	4.9 ~ 5.8%	5.2 ~ 6.0%
Rate of salary increase	3.5 ~ 6.7%	3.5 ~ 5.2%	2.9 ~ 6.4%
Expected long-term rate of return	6.8 ~ 8.0%	6.8 ~ 8.0%	6.5 ~ 8.3%

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

Plan Assets

Honda’s domestic and foreign pension plan weighted-average asset allocations at March 31, 2007 and 2008, by asset category are as follows:

	2007	2008
Japanese plans:
Equity securities	43%	36%
Debt securities	36%	43%
Other	21%	21%

	100%	100%

Foreign plans:
Equity securities	70%	68%
Debt securities	27%	26%
Other	3%	6%

	100%	100%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Obligations

The accumulated benefit obligations for all domestic defined benefit plans at March 31, 2007 and 2008 were ¥1,088,890 million and ¥1,117,817 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2007 and 2008 were ¥340,527 million and ¥299,948 million, respectively.

Cash flows

Honda expects to contribute ¥28,843 million to its domestic pension plans and ¥18,170 million to its foreign pension plans in the year ending March 31, 2009. The Pension Protection Act of 2006 (PPA) is effective for plan years beginning after December 31, 2007. Certain of the Company’s subsidiaries in the United States are unable to determine the amounts of contribution for fiscal year 2009 because the procedures required by the PPA have not completed. The contribution amounts to foreign pension plan described above do not include the contributions of these subsidiaries.

Estimated future benefit Payment

The following table presents estimated future gross benefit payments:

	Yen (millions)
	Japanese plans	Foreign plans
2009	¥42,942	¥4,912
2010	45,492	5,716
2011	43,338	6,588
2012	45,073	7,782
2013	45,842	9,110
2014 – 2018	261,300	77,741

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(13) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2006	2007	2008
Cash paid during the year for:
Interest	¥134,609	¥187,268	¥227,024
Income taxes	282,986	351,225	301,286

During the fiscal year ended March 31, 2006, the Company reissued certain of its treasury stock at fair value of ¥802 million to a minority shareholder of its subsidiary, when the Company made the subsidiary a wholly owned subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

During the fiscal year ended March 31, 2006, the Company retired 11,000,000 shares of treasury stock at a cost of ¥66,224 million by offsetting it against capital surplus of ¥2 million and unappropriated retained earnings of ¥66,221 million, as a result of the resolution of board of directors.

During the year ended March 31, 2007, the Company reissued certain of its treasury stock at fair value of ¥18,521 million to the outside shareholder of affiliates to obtain 100% share of these companies.

(14) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2008 are as follows:

	Yen (millions)
	2006	2007	2008
Adjustments from foreign currency translation:
Balance at beginning of year	¥(624,937)	¥(375,777)	¥(279,002)
Adjustments for the year	249,160	96,775	(312,267)

Balance at end of year	(375,777)	(279,002)	(591,269)

Net unrealized gains on marketable securities:
Balance at beginning of year	33,744	62,710	58,139
Reclassification adjustments for realized (gain) loss on marketable securities	(841)	(5,575)	(73)
Increase (decrease) in net unrealized gains on marketable securities	29,807	1,004	(26,386)

Balance at end of year	62,710	58,139	31,680

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	—	(64)	20
Reclassification adjustments for realized (gain) loss on derivative instruments	(38)	421	18
Increase (decrease) in net unrealized gains on derivative instruments	(26)	(337)	422

Balance at end of year	(64)	20	460

Minimum pension liabilities adjustment:
Balance at beginning of year	(202,741)	(94,056)	—
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	18,149	—

Adjusted balances at beginning of year	(202,741)	(75,907)	—
Adjustments for the year	108,685	8,908	—
Adjustment for initially applying SFAS No. 158, net of tax (note 12)	—	66,999	—

Balance at end of year	(94,056)	—	—

Pension and other postretirement benefits adjustment*
Balance at beginning of year	—	—	(206,323)
Adjustment for initially applying SFAS No. 158, net of tax (note 12)	—	(206,323)	—

Reclassification adjustments for realized (gain) loss on pension and other postretirement benefits adjustment	—	—	8,697
Increase (decrease) in net unrealized gains on pension and other postretirement benefits adjustment	—	—	(25,443)

Balance at end of year	—	(206,323)	(223,069)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(793,934)	(407,187)	(427,166)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	18,149	—

Adjusted balances at beginning of year	(793,934)	(389,038)	(427,166)
Adjustments for the year	386,747	101,196	(355,032)
Adjustment for initially applying SFAS No. 158, net of tax (note 12)	—	(139,324)	—

Balance at end of year	¥(407,187)	¥(427,166)	¥(782,198)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 10)	Net-of-tax amount

2006:
Adjustments from foreign currency translation	¥301,737	¥(52,577)	¥249,160
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	49,675	(19,868)	29,807
Reclassification adjustments for losses (gains) realized in net income	(1,395)	554	(841)

Net unrealized gains (losses)	48,280	(19,314)	28,966

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(43)	17	(26)
Reclassification adjustments for losses (gains) realized in net income	¥(64)	26	(38)

Net unrealized gains (losses)	(107)	43	(64)

Minimum pension liabilities adjustment	191,207	(82,522)	108,685

Other comprehensive income (loss)	541,117	¥(154,370)	¥386,747

2007:
Adjustments from foreign currency translation	¥95,275	¥1,500	¥96,775
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	1,408	(404)	1,004
Reclassification adjustments for losses (gains) realized in net income	(9,520)	3,945	(5,575)

Net unrealized gains (losses)	(8,112)	3,541	(4,571)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(562)	225	(337)
Reclassification adjustments for losses (gains) realized in net income	703	(282)	421

Net unrealized gains (losses)	141	(57)	84

Minimum pension liabilities adjustment	14,827	(5,919)	8,908

Other comprehensive income (loss)	¥102,131	¥(935)	¥101,196

2008:
Adjustments from foreign currency translation	¥(370,075)	¥57,808	¥(312,267)
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	(43,138)	16,752	(26,386)
Reclassification adjustments for losses (gains) realized in net income	(122)	49	(73)

Net unrealized gains (losses)	(43,260)	16,801	(26,459)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	704	(282)	422
Reclassification adjustments for losses (gains) realized in net income	30	(12)	18

Net unrealized gains (losses)	734	(294)	440

Pension and other postretirement benefits adjustment*
Unrealized gains (losses) arising during the year	(45,466)	20,023	(25,443)
Reclassification adjustments for losses (gains) realized in net income	13,516	(4,819)	8,697

Net unrealized gains (losses)	(31,950)	15,204	(16,746)

Other comprehensive income (loss)	¥(444,551)	¥89,519	¥(355,032)

*	The primary component of other comprehensive income (loss) for Pension and other postretirement benefits adjustment is actuarial gains or losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2007 and 2008 are as follows (see note 1(q)):

	Yen (millions)
	2007		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥3,434,721	¥3,444,144	¥3,590,110	¥3,661,502
Marketable securities	210,598	210,598	120,085	120,085
Held-to-maturity securities	16,337	16,348	20,672	20,851
Debt	(3,947,020)	(3,960,743)	(4,394,817)	(4,428,164)
Foreign exchange instruments (b)
Asset position	¥3,735	¥3,735	¥116,169	¥116,169
Liability position	(24,783)	(24,783)	429	429

Net	¥(21,048)	¥(21,048)	¥116,598	¥116,598

Interest rate instruments (c)
Asset position	¥10,866	¥10,866	¥(19,662)	¥(19,662)
Liability position	(2,417)	(2,417)	(54,721)	(54,721)

Net	¥8,449	¥8,449	¥(74,383)	¥(74,383)

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2007 and 2008 in the table exclude ¥1,709,978 million and ¥1,111,187 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at March 31, 2007 and 2008 in the table also include ¥678,649 million and ¥652,749 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

(b)	The fair values of foreign currency forward exchange contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets and/or liabilities in the consolidated balance sheets as follows (see note 8):

	Yen (millions)
	2007	2008
Other current assets	¥3,735	¥36,488
Other assets	—	79,681
Other current liabilities	(24,783)	429

	¥(21,048)	¥116,598

(c)	The fair values of interest rate swap agreements are included in other assets and other current assets and/or liabilities in the consolidated balance sheets as follows (see note 8):

	Yen (millions)
	2007	2008
Other current assets	¥3,890	¥753
Other assets	6,976	(20,415)
Other current liabilities	(2,417)	(54,721)

	¥8,449	¥(74,383)

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

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value. The fair value of the retained interest in the sold pools of finance receivables were estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved.

Marketable securities

The fair value of marketable securities was estimated using quoted market prices.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements at March 31, 2007 and 2008 are as follows:

	Yen (millions)
	2007	2008
Foreign currency forward exchange contracts	¥978,994	¥615,845
Foreign currency option contracts	5,793	272,204
Currency swap agreements	608,534	663,013

	¥1,593,321	¥1,551,062

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in accumulated other comprehensive income (loss) was ¥20 million gain in the fiscal year ended March 31, 2007 and ¥460 million gain in the fiscal year ended March 31, 2008, respectively. All amounts recorded in accumulated other comprehensive income (loss) as year-end are expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months.

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness, of which amount was ¥1,187 million loss for the year ended March 31, 2007, and ¥256 million loss for the year ended March 31, 2008, respectively. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2007 and 2008, the notional principal amounts of interest rate swap agreements were ¥4,198,463 million and ¥4,294,956 million, respectively.

(17) Commitments and Contingent Liabilities

At March 31, 2008, Honda had commitments for purchases of property, plant and equipment of approximately ¥122,073 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2007 and 2008, Honda has guaranteed ¥41,151 million and ¥36,456 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥41,151 million and ¥36,456 million, respectively, at March 31, 2007 and 2008. At March 31, 2008, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2008 are as follow:

	Yen (millions)
	2007	2008
Balance at beginning of year	¥283,947	¥317,103
Warranty claims paid during the period	(113,454)	(137,591)
Liabilities accrued for warranties issued during the period	143,280	136,355
Changes in liabilities for pre-existing warranties during the period	605	(1,476)
Foreign currency translation	2,725	(20,631)

Balance at end of year	¥317,103	¥293,760

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 74 purported class actions in the United States. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes will not result in an unfavorable outcome or when a reasonable estimate of the amount of probable loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 74 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Leases

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2008 are as follows:

Years ending March 31:	Yen (millions)
2009	¥26,144
2010	20,273
2011	16,733
2012	12,989
2013	10,844
After five years	52,349

Total minimum lease payments	¥139,332

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2008 were ¥46,102 million, ¥46,910 million and ¥49,442 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Allowances for Trade Receivable and Finance Subsidiaries-receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2006, 2007 and 2008 are set forth in the following table:

	Yen (millions)
	Balance at beginning of period	Additions	Deductions	Foreign currency translation	Balance at end of period
		Charged to costs and expenses	Bad debts written off
March 31, 2006:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥9,710	¥3,825	¥3,320	¥474	¥10,689

Finance subsidiaries-receivables
Allowance for credit losses	¥30,926	¥28,155	¥29,373	¥3,242	¥32,950
Allowance for losses on lease residual values	34,025	7,998	7,974	3,725	37,774

	¥64,951	¥36,153	¥37,347	¥6,967	¥70,724

March 31, 2007:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥10,689	¥2,918	¥5,850	¥442	¥8,199

Finance subsidiaries-receivables
Allowance for credit losses	¥32,950	¥27,286	¥27,273	¥549	¥33,512
Allowance for losses on lease residual values	37,774	16,842	20,807	119	33,928

	¥70,724	¥44,128	¥48,080	¥668	¥67,440

March 31, 2008:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,199	¥2,879	¥2,785	¥(112)	¥8,181

Finance subsidiaries-receivables
Allowance for credit losses	¥33,512	¥46,121	¥41,177	¥(5,102)	¥33,354
Allowance for losses on lease residual values	33,928	11,890	17,410	(3,521)	24,887

	¥67,440	¥58,011	¥58,587	¥(8,623)	¥58,241

(20) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements. (See note 2.)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services
Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the year ended March 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,225,812	¥8,004,694	¥306,869	¥370,621	¥9,907,996	—	¥9,907,996
Intersegment	—	—	4,068	11,941	16,009	(16,009)	—

Total	¥1,225,812	¥8,004,694	¥310,937	¥382,562	¥9,924,005	¥(16,009)	¥9,907,996
Cost of sales, SG&A and R&D expenses	1,127,157	7,492,257	220,352	353,350	9,193,116	(16,009)	9,177,107

Gain on transfer of the substitutional portion of the Employee’s Pension Funds	15,319	115,935	—	6,762	138,016	—	138,016

Segment income	¥113,974	¥628,372	¥90,585	¥35,974	¥868,905	—	¥868,905

Equity in income of affiliates	¥30,700	¥67,439	—	¥1,466	¥99,605	—	¥99,605
Assets	¥1,006,308	¥4,843,148	¥5,008,718	¥294,170	¥11,152,344	¥(520,944)	¥10,631,400
Investments in affiliates	¥95,978	¥305,339	—	¥13,194	¥414,511	—	¥414,511
Depreciation and amortization	¥30,232	¥222,165	¥771	¥9,057	¥262,225	—	¥262,225
Capital expenditures	¥52,246	¥392,934	¥1,316	¥11,345	¥457,841	—	¥457,841
Provision for credit and lease residual losses on finance subsidiaries-receivables	—	—	¥36,153	—	¥36,153	—	¥36,153

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,370,617	¥8,889,080	¥409,701	¥417,742	¥11,087,140	—	¥11,087,140
Intersegment	—	—	3,633	21,168	24,801	(24,801)	—

Total	¥1,370,617	¥8,889,080	¥413,334	¥438,910	¥11,111,941	¥(24,801)	¥11,087,140
Cost of sales, SG&A and R&D expenses	1,270,009	8,289,537	297,792	402,724	10,260,062	(24,801)	10,235,261

Gain on transfer of the substitutional portion of the Employee’s Pension Funds	—	—	—	—	—	—	—

Segment income	¥100,608	¥599,543	¥115,542	¥36,186	¥851,879	—	¥851,879

Equity in income of affiliates	¥23,380	¥78,537	—	¥1,500	¥103,417	—	¥103,417
Assets	¥1,161,707	¥5,437,709	¥5,694,204	¥338,671	¥12,632,291	¥(595,791)	¥12,036,500
Investments in affiliates	¥118,475	¥360,673	—	¥15,065	¥494,213	—	¥494,213
Depreciation and amortization	¥40,576	¥309,877	¥10,676	¥10,359	¥371,488	—	¥371,488
Capital expenditures	¥68,880	¥540,859	¥367,728	¥16,394	¥993,861	—	¥993,861
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥44,128	—	¥44,128	—	¥44,128

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,558,696	¥9,489,391	¥533,553	¥421,194	¥12,002,834	—	¥12,002,834
Intersegment	—	—	15,499	21,571	37,070	(37,070)	—

Total	¥1,558,696	¥9,489,391	¥549,052	¥442,765	¥12,039,904	¥(37,070)	¥12,002,834
Cost of sales, SG&A and R&D expenses	1,407,409	8,827,726	431,254	420,406	11,086,795	(37,070)	11,049,725

Gain on transfer of the substitutional portion of the Employee’s Pension Funds	—	—	—	—	—	—	—

Segment income	¥151,287	¥661,665	¥117,798	¥22,359	¥953,109	—	¥953,109

Equity in income of affiliates	¥28,035	¥89,521	—	¥1,386	¥118,942	—	¥118,942
Assets	¥1,240,527	¥5,591,311	¥5,907,839	¥330,604	¥13,070,281	¥(454,738)	¥12,615,543
Investments in affiliates	¥118,219	¥411,001	—	¥16,976	¥546,196	—	¥546,196
Depreciation and amortization	¥48,000	¥356,003	¥101,987	¥12,435	¥518,425	—	¥518,425
Capital expenditures	¥86,687	¥544,922	¥839,888	¥21,794	¥1,493,291	—	¥1,493,291
Provision for credit and lease residual losses on finance subsidiaries-receivables	—	—	¥58,011	—	¥58,011	—	¥58,011

Explanatory notes:

1.	Segment income is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥354,903 million as of March 31, 2006, ¥377,873 million as of March 31, 2007, and ¥385,442 million as of March 31, 2008 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.
5.	Depreciation and amortization of the Financial Services Business include ¥9,741 million for the year ended March 31, 2007 and ¥101,032 million for the year ended March 31, 2008 respectively, of depreciation of property on operating leases.
6.	Capital expenditures of the Financial Services Business includes ¥366,795 million for the year ended March 31, 2007 and ¥839,261 million for the year ended March 31, 2008 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	March 31, 2006	March 31, 2007	March 31, 2008
Motorcycles and relevant parts	¥1,051,855	¥1,221,638	¥1,418,028
All-terrain vehicles (ATVs), personal watercraft and relevant parts	173,957	148,979	140,668
Automobiles and relevant parts	8,004,694	8,889,080	9,489,391
Financial, insurance services	306,869	409,701	533,553
Power products and relevant parts	263,651	287,302	288,243
Others	106,970	130,440	132,951

Total	¥9,907,996	¥11,087,140	¥12,002,834

Geographical Information

As of and for the year ended March 31, 2006

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales to external customers	¥2,021,999	¥4,876,436	¥3,009,561	¥9,907,996
Long-lived assets	¥949,358	¥499,599	¥477,764	¥1,926,721

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,061,720	¥5,291,683	¥3,733,737	¥11,087,140
Long-lived assets	¥992,723	¥929,107	¥610,100	¥2,531,930

As of and for the year ended March 31, 2008

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,053,401	¥5,313,858	¥4,635,575	¥12,002,834
Long-lived assets	¥1,084,163	¥1,479,137	¥669,546	¥3,232,846

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Overseas sales and revenues based on the location of the customer

	Yen (millions)
	March 31, 2006	March 31, 2007	March 31, 2008
North America	¥5,463,359	¥5,980,876	¥6,068,425
Europe	1,009,421	1,236,757	1,519,434
Asia	1,085,451	1,283,154	1,577,266
Other Regions	655,721	905,163	1,251,932

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(2) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,021,999	¥5,475,261	¥1,001,177	¥856,892	¥552,667	¥9,907,996	—	¥9,907,996
Transfers between geographic areas	2,415,874	141,064	188,341	140,501	19,023	2,904,803	(2,904,803)	—

Total	¥4,437,873	¥5,616,325	¥1,189,518	¥997,393	¥571,690	¥12,812,799	¥(2,904,803)	¥9,907,996
Cost of sales, SG&A and R&D expenses	4,204,939	5,262,382	1,163,213	932,394	514,527	12,077,455	(2,900,348)	9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	138,016	—	—	—	—	138,016	—	138,016

Operating income	¥370,950	¥353,943	¥26,305	¥64,999	¥57,163	¥873,360	¥(4,455)	¥868,905

Assets	¥2,695,212	¥6,128,303	¥800,786	¥717,933	¥309,209	¥10,651,443	¥(20,043)	¥10,631,400
Long-lived assets	¥949,358	¥589,596	¥157,819	¥157,704	¥72,244	¥1,926,721	—	¥1,926,721

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,061,720	¥6,002,797	¥1,228,564	¥1,024,680	¥769,379	¥11,087,140	—	¥11,087,140
Transfers between geographic areas	2,712,403	169,847	119,161	246,723	28,259	3,276,393	(3,276,393)	—

Total	¥4,774,123	¥6,172,644	¥1,347,725	¥1,271,403	¥797,638	¥14,363,533	¥(3,276,393)	¥11,087,140
Cost of sales, SG&A and R&D expenses	4,545,988	5,715,817	1,315,736	1,194,250	725,377	13,497,168	(3,261,907)	10,235,261

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	—	—	—	—	—	—

Operating income	¥228,135	¥456,827	¥31,989	¥77,153	¥72,261	¥866,365	¥(14,486)	¥851,879

Assets	¥2,985,123	¥6,834,409	¥948,922	¥935,963	¥414,147	¥12,118,564	¥(82,064)	¥12,036,500
Long-lived assets	¥992,723	¥1,028,132	¥198,232	¥219,358	¥93,485	¥2,531,930	—	¥2,531,930

As of and for the year ended March 31, 2008
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,053,401	¥6,091,512	¥1,502,240	¥1,307,117	¥1,048,564	¥12,002,834	—	¥12,002,834
Transfers between geographic areas	2,835,639	173,751	91,983	331,173	44,253	3,476,799	(3,476,799)	—

Total	¥4,889,040	¥6,265,263	¥1,594,223	¥1,638,290	¥1,092,817	¥15,479,633	¥(3,476,799)	¥12,002,834
Cost of sales, SG&A and R&D expenses	4,696,482	5,832,635	1,542,676	1,507,566	976,335	14,555,694	(3,505,969)	11,049,725

Gain on transfer of the substitutional portion of the Employees’ Pension Funds	—	—	—	—	—	—	—	—

Operating income	¥192,558	¥432,628	¥51,547	¥130,724	¥116,482	¥923,939	¥29,170	¥953,109

Assets	¥3,127,143	¥6,863,970	¥948,544	¥1,080,439	¥574,890	¥12,594,986	¥20,557	¥12,615,543
Long-lived assets	¥1,084,163	¥1,589,356	¥171,030	¥260,141	¥128,156	¥3,232,846	—	¥3,232,846

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2.	Operating income of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.
4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥354,903 million as of March 31, 2006 , ¥377,873 million as of March 31, 2007, and ¥385,442 million as of March 31, 2008 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

(21) Selected Quarterly Financial Data (Unaudited) *

Quarterly financial data for the years ended March 31, 2006, 2007 and 2008 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income	Net income	Basic net income per common share
Year ended March 31, 2006:
First quarter	¥2,264,579	¥170,393	¥110,666	¥59.87
Second quarter	2,337,670	162,694	133,708	72.45
Third quarter	2,472,006	194,986	133,146	72.41
Fourth quarter	2,833,741	340,832	219,513	119.89

	¥9,907,996	¥868,905	¥597,033	¥324.33

Year ended March 31, 2007:
First quarter	¥2,599,724	¥203,521	¥143,402	¥78.46
Second quarter	2,630,874	193,024	127,909	70.05
Third quarter	2,768,652	205,110	144,827	79.45
Fourth quarter	3,087,890	250,224	176,184	96.70

	¥11,087,140	¥851,879	¥592,322	¥324.62

Year ended March 31, 2008:
First quarter	¥2,931,123	¥221,684	¥166,117	¥91.38
Second quarter	2,971,346	286,338	208,483	114.94
Third quarter	3,044,814	276,243	200,009	110.25
Fourth quarter	3,055,551	168,844	25,430	14.01

	¥12,002,834	¥953,109	¥600,039	¥330.54

*	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

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
Takeo Fukui President and Representative Director

Date: June 30, 2008
Tokyo, Japan

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006 among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.