Form 20-F
period 2009-03-31
HONDA MOTOR CO LTD
filed 2009-06-30
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

Mitsuhiro Okayama, American Honda Motor Co., Inc., mitsuhiro_okayama@ahm.honda.com,

(212)707-9920, 156 West 56th Street, 20th Floor, New York, NY 10019, U.S.A.

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

Title of each class	Outstanding as of March 31, 2009
Common Stock	1,814,609,000**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transmission report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such file).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or, a non-accelerated filer. See definition of “accelerated filer and large accelerated filer “in Rule 12b-2 of the Exchange Act. (Check one):

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 81,804,835 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2009 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31, Yen (millions)					U.S. dollars (millions)
	2005	2006	2007	2008	2009	2009
Income statement data:
Net sales and other operating revenue	¥8,650,105	¥9,907,996	¥11,087,140	¥12,002,834	¥10,011,241	$101,916
Research and development	467,754	510,385	551,847	587,959	563,197	5,733
Operating income	630,920	868,905	851,879	953,109	189,643	1,931
Income before income taxes, minority interest, and equity in income of affiliates	668,364	829,904	792,868	895,841	161,734	1,646
Equity in income of affiliates	96,057	99,605	103,417	118,942	99,034	1,008
Net income	486,197	597,033	592,322	600,039	137,005	1,395

Balance sheet data:
Total assets	¥9,368,236	¥10,631,400	¥12,036,500	¥12,615,543	¥11,818,917	$120,319
Long-term debt	1,559,500	1,879,000	1,905,743	1,836,652	1,932,637	19,675
Stockholders’ equity	3,289,294	4,125,750	4,488,825	4,550,479	4,007,288	40,795
Common stock	86,067	86,067	86,067	86,067	86,067	876

Cash flow data:
Depreciation excluding property on operating leases	¥225,752	¥262,225	¥361,747	¥417,393	¥441,868	$4,498
Depreciation of property on operating leases	—	—	9,741	101,032	195,776	1,993
Total depreciation	225,752	262,225	371,488	518,425	637,644	6,491
Capital expenditures	373,980	460,021	597,958	668,228	635,190	6,466
Purchase of operating lease assets	—	—	366,795	839,261	668,128	6,802
Total capital expenditures	373,980	460,021	964,753	1,507,489	1,303,318	13,268

Weighted average number of shares outstanding

	(Thousands of shares)
	2005	2006	2007	2008	2009
Weighted average number of common shares outstanding	1,867,535	1,840,799	1,824,675	1,815,356	1,814,560

Net income per common share

	(Yen)					(US$)
	2005	2006	2007	2008	2009	2009
Basic	¥260.34	¥324.33	¥324.62	¥330.54	¥75.50	$0.77
Diluted	260.34	324.33	324.62	330.54	75.50	0.77

Net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each year.

Cash dividends declared during the period per common share

	(Yen)					(US$)
	2005	2006	2007	2008	2009	2009
Cash dividends declared during the period per common share	¥25.50	¥38.50	¥77.00	¥84.00	¥77.00	$0.78

Additionally, a year-end dividend of ¥8 ($0.08) per common share aggregating ¥14.5 billion ($148 million) relating to fiscal 2009 was determined by our board of directors in April 2009 and approved by our shareholders in June 2009. This dividend was paid in June 2009.

Stock Split

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. All per share information has been adjusted retroactively for all periods presented to reflect this stock split.

Reclassification Adjustments

As described in Notes (1) (c) and (v) to our consolidated financial statements, certain reclassifications have been made to the consolidated financial statement periods presented above to conform to the presentation used for the fiscal year ended March 31, 2009.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥98.23 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2009. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 29, 2009, the noon buying rate was ¥95.55 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2005	107.28	107.22	114.30	102.26
2006	113.67	117.48	120.93	104.41
2007	116.55	117.56	121.81	110.07
2008	113.61	99.85	124.09	96.88
2009	100.85	99.15	110.48	87.80
2010 (through May 29, 2009)	97.16	95.55	100.71	94.45
Dec-2008			93.71	87.84
Jan-2009			94.20	87.80
Feb-2009			98.55	89.09
Mar-2009			99.34	93.85
Apr-2009			100.71	96.49
May-2009			99.24	94.45

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

A sustained loss of consumer confidence in these markets, which may be caused by continued economic slowdown, recession, rising fuel prices, financial crisis or other factors could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

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

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulations

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

Risks Relating to Honda’s Operations

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

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

Risk related to Pension and Other Postretirement Benefits

Honda has pension plans and provides other post-retirement benefits. The amounts of pension benefits, lump-sum payments and other post-retirement benefits are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. Differences in actual expenses and costs or changes in assumptions could affect Honda’s pension costs and benefit obligations, including Honda’s cash requirements to fund such obligations, which could materially affect our financial condition and results of operations.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Japanese Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if we were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

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

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology.

Honda’s principal executive office is located at 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is 81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2007, 2008 and 2009, Honda’s capital expenditures were ¥993.8 billion, ¥1,493.2 billion, and ¥1,302.0 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥627.0 billion, ¥654.0 billion, and ¥633.9 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2009, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are motorcycle business, automobile business, financial services business, and power product and other businesses.

The following tables show the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	Yen (billions)
Motorcycle Business	¥1,370.6	¥1,558.6	¥1,411.5
Automobile Business	8,889.0	9,489.3	7,674.4
Financial Services Business	409.7	533.5	582.2
Power Product and Other Businesses	417.7	421.1	343.0

Total	¥11,087.1	¥12,002.8	¥10,011.2

	Fiscal years ended March 31,
	2007	2008	2009
	Yen (billions)
Japan	¥1,681.1	¥1,585.7	¥1,446.5
North America	5,980.8	6,068.4	4,514.1
Europe	1,236.7	1,519.4	1,186.0
Asia	1,283.1	1,577.2	1,595.4
Other Regions	905.1	1,251.9	1,269.0

Total	¥11,087.1	¥12,002.8	¥10,011.2

Motorcycle Business

In 1949, Honda began mass production of motorcycles with the Dream D-Type, followed by other models such as the Benly and the Cub F-Type. By 1957, Honda became the top domestic manufacturer in terms of motorcycle production volume. Honda expanded its business overseas by establishing American Honda Motor Co., Inc. in the United States in 1959. Honda’s first overseas production started in Belgium in 1963.

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1800cc class in cylinder displacement. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, two or four-cycle, and single, two, four or six-cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda also produces all-terrain vehicles (ATVs) since 1984, personal watercraft (PWC) since 2002 and multi utility vehicles (MUVs) since 2008.

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC), and revenue from Motorcycle Business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	337	¥101.7	311	¥93.5	232	¥81.8
North America	503	308.2	453	265.6	320	182.2
Europe	329	219.7	313	226.6	276	178.6
Asia	7,895	383.3	6,633	484.4	7,523	460.4
Other Regions	1,305	357.4	1,610	488.3	1,763	508.3

Total	10,369	¥1,370.6	9,320	¥1,558.6	10,114	¥1,411.5

Motorcycle revenue as a percentage of total sales revenue		12%		13%		14%

Motorcycles are produced by Honda at the Kumamoto factory in Japan. Honda’s motorcycles are also produced by subsidiaries in countries including Italy, Spain, Thailand, Vietnam, the Philippines, India, Brazil, and Argentina.

For further information on recent operation and financial review, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”

Automobile Business

Honda started the automobile business in 1963 with T360 mini-truck and S500 small sports car and since then Honda launched a series of mass-produced models including Civic in 1972, Accord in 1976, which established a base for its automobile business. In 1969, production of the mini-vehicles N600 and TN600 began in Taiwan using component parts sets. In 1982, Honda became the first Japanese automaker to begin local automobile production in the United States (Accord).

Honda’s automobiles use gasoline engines of three, four or six-cylinder, diesel engines and gasoline-electric hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Legend, Accord, Inspire, Civic, Insight, City, Acura RL, Acura TL, Acura TSX, Acura CSX

Minivans, Multi-wagons, Sport Utility Vehicle:

Elysion, Odyssey, Step Wagon, Stream, FREED, Edix/FR-V, Airwave, Fit/Jazz, Partner

Pilot, Ridgeline, CR-V, Element, Crossroad, S2000, Acura MDX, Acura RDX

Mini cars:

Life, Zest, Vamos, Acty

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	672	¥1,412.7	615	¥1,321.0	556	¥1,225.3
North America	1,788	5,179.1	1,850	5,209.4	1,496	3,723.8
Europe	324	917.1	391	1,182.6	350	923.5
Asia	620	861.6	755	1,048.4	793	1,079.5
Other Regions	248	518.4	314	727.8	322	721.9

Total	3,652	¥8,889.0	3,925	¥9,489.3	3,517	¥7,674.4

Automobile revenue a as percentage of total sales revenue		80%		79%		77%

Automobiles are produced by Honda at two sites in Japan: Saitama factory and Suzuka factory. Our major production sites overseas are located in Ohio (U.S.A.), Alabama (U.S.A.), Indiana (U.S.A.), Ontario (Canada), Swindon (U.K.), Ayutthaya (Thailand), Uttar Pradesh (India) and Sao Paulo (Brazil). Yachiyo Industry Co., Ltd., one of our consolidated subsidiaries, assembles Mini cars for the Japanese domestic market.

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

The following table sets out Honda’s revenue from Financial Services Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	Revenue	Revenue	Revenue
	(billions)	(billions)	(billions)
Japan	¥21.4	¥23.4	¥24.0
North America	364.8	483.9	527.9
Europe	12.6	13.2	12.6
Asia	3.1	4.9	4.7
Other Regions	7.5	8.0	12.8

Total	¥409.7	¥533.5	¥582.2

Financial Service revenue as a percentage of total sales revenue	4%	4%	6%

For further information on recent operation and financial review, see “Operating Results” in “ Item 5. Operating and Financial Review and Prospects”

Power Product and Other Businesses

Honda’s power product business began in 1953 with the introduction of the model “H”, its first general purpose engine. Since then, Honda has been manufacturing a variety of power products including power tillers, portable generators, general-purpose engines, grass cutters, outboard marine engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers). In 2003, Honda introduced a compact home-use cogeneration* unit. And further, Honda began sales of thin film solar cells made of crystalline silicon for home use in 2007, and for public and industrial use in 2008.

*	Cogeneration: Cogeneration refers to the multiple applications of energy derived from a single source, such as using the heat supplied during the combustion process that drives an engine for other heating or cooling purposes.

The following table sets out Honda’s revenue from Power Product and Other Businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	527	¥145.2	550	¥147.7	516	¥115.2
North America	3,103	128.5	2,415	109.4	1,893	80.1
Europe	1,625	87.1	1,693	96.8	1,306	71.1
Asia	760	35.0	915	39.4	970	50.7
Other Regions	406	21.8	484	27.6	502	25.8

Total	6,421	¥417.7	6,057	¥421.1	5,187	¥343.0

Power Product and other revenue as a percentage of total sales revenue		4%		4%		3%

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

Motorcycles are distributed through approximately 7,700 outlets, including approximately 900 PROS, and approximately 100 Honda Dream authorized dealerships.

As for distribution network for automobiles, Honda integrated its three sales channels in Japan—Primo, Clio and Verno—into one Honda channel in March 2006. At present, 801 retail dealers operate 2,222 shops and sell Legend, Inspire, Accord, Civic, Insight, Elysion, Odyssey, Step Wagon, Stream, Edix, FREED, Airwave, Fit, CR-V, Crossroad, S2000, Partner, Life, Zest, Vamos, and Acty.

Power products are distributed in Japan to approximately 1,410 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Lectures on service technology are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas Sales

Approximately 95% of Honda’s overseas sales are made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,200 independent local dealers for motorcycles, approximately 1,300 for automobiles and approximately 7,000 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 270 dealerships at the end of fiscal 2009. The Acura network offers RL, TL, TSX, MDX, RDX models, and CSX in Canada.

With regard to exports from North America, Honda is currently exporting such North American-built models as Civic, Accord, Odyssey, Pilot, MDX, TL, Ridgeline, RDX and Element to other markets. In fiscal 2009, Honda exported approximately 56,200 units from North America to 40 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,850 independent local dealers for motorcycles, approximately 1,900 for automobiles and approximately 3,500* for power products.

*	Total number represents dealers in 10 countries where Honda has foreign sales subsidiaries

In Asia, Honda’s products are distributed through approximately 13,500 independent local dealers for motorcycles, approximately 1,200 for automobiles and approximately 1,600* for power products.

*	Total number represents dealers in 6 countries where Honda has foreign sales subsidiaries

The Company exports motorcycle components to 13 countries, including Indonesia, Thailand, Vietnam and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company exports automobile components to 14 countries, including the United States, Canada, Thailand, China and Brazil, where automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company also exports power product components to seven countries, including Italy, Thailand, and China, where power products are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2009.

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

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, to limit emissions into the environment, the Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline and diesel vehicles which has become effective starting from 2008. New long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the particulate matter (PM) standard. New long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM standards. Furthermore, in March 2008, to strengthen the enforcement of laws, the 2009 Exhaust Emission Standards were created after the passage of the new long-term regulation. Long-term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will also be required to meet the PM standard. Post new long term emissions targets for diesel vehicles have been lowered by more than 60% from the current level of NOx and PM standards.

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

In March 2009, the CARB amended “ZEV regulation”. The CARB requires 7,500 fuel cell vehicles (FCV) in the entire industry from 2009 to 2011 instead of current requirement of 2,500 FCV. In addition, the manufacturer should sell the significant number of Enhanced Advanced Technology Partial Zero Emission Vehicles (Enhanced AT-PZEV) in the market after the 2012 model year.

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

In 2005, the European Union created new emission standards (Euro5 and Euro6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro5 will be implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles will be lowered by more than the Euro4 level of HC, NOx and PM. Euro6 will be implemented in 2014. Emission limits for diesel vehicles will be lowered by more than the Euro5 level HC and NOx.

Additionally, Euro5 and Euro6 will add the requirement of a PM number limit for diesel and petrol vehicles. A PM mass limit will also apply to gasoline vehicles which use direct injection engines.

Russia

Euro3 regulation has been in effect from January 2008. Additionally, Euro4 regulation will be implemented in January 2010.

Other Regions

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro3 and Euro4). Step3 was implemented in 2007 and Step4 will be implemented in July 2010. In the city of Beijing, Euro3 was implemented in December 2005 and Euro4 was implemented in March 2008.

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement. Accordingly, some manufacturers will be required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard from January 2005.

In addition, other several Asian countries adopted regulations which are similar to the European regulations (such as Euro2 and Euro3).

In Australia, Euro4-equivalent regulations were implemented in July 2008.

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

In 2005, discussions about the “POST-2010” standard took place among the applicable ministries and industries.

In February 2007, the final “POST-2010” target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

Ethanol blended fuel is a “biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (CAFE) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been set at 27.5 miles per gallon (mpg) starting from the 1990 model year and for light trucks at 20.7 miles per gallon standard was established for the 1996-2004 model years. The standard for light trucks increased from the 2005 model year (21.0 miles per gallon) to the 2007 model year (22.2 miles per gallon). The National Highway Traffic Safety Administration (NHTSA) reformed the CAFE standard for light trucks in 2006. The new size-based CAFE standard for light trucks would have been implemented in the 2008 model year. However, on November 15, 2007, the United Stated Ninth Circuit Court of Appeals has made the decision to revoke the CAFE regulation concerning light-duty trucks that the NHTSA had adopted. The court held that the NHTSA failed to (1) implement the cost conversion of CO2 emission when establishing the CAFE limit values concerning the 2008-2009 model year light-duty trucks, (2) establish the Backstop Requirements, (3) the requirements concerning classification of passenger automobiles and light-duty trucks and (4) prescribe the fuel economy limit values for all vehicles with the Gross Vehicle Weight Rating class of 8,500 to 10,000 pounds, the court held that the CAFE regulation was arbitrary and capricious and that, furthermore, it violated the U.S. Energy Policy and Conservation Act. In addition, the U.S. President Obama has directed relevant U.S. federal agencies to take the first steps toward regulations that would reduce gasoline consumption and Green House Gas (GHG) emissions from vehicles by 20 percent over the next 10 years. Therefore, the NHTSA has to promptly establish new limit values conforming to the pertinent policy and to apply it in the earliest possible model year. The NHTSA issued a new CAFE regulation draft which applies to passenger cars and light trucks from the 2011 model year to the 2015 model year on May 2, 2008. The proposal requires 31.6 miles per gallon for the combined CAFE standard in the 2015 model year. However, on January 26, 2009 President Obama announced that he has directed the NHTSA to issue the CAFE standard of the 2011 model year initially, and issue the standard for the 2012 model year and subsequent model years after reconsidering the details of this standard. In March 2009, the NHTSA issued the CAFE regulation standard for passenger cars and light trucks of the 2011 model year. The CAFE standard calculation of passenger cars and light trucks of the 2011 model year use a footprint prescribed in the CAFE regulation issued in 2006. Industry-wide combined average for the 2011 model year is estimated to 27.3 mpg.

In August 2005, the CARB finalized its Green House Gas (GHG) regulation. Under the GHG regulation, which will become effective for the 2009 model year, automobile manufacturers have to improve fuel economy from the current levels by more than 50% by the 2016 model year.

Many other states have adopted the GHG regulations.

In April 2007, the Supreme Court ruled that the EPA has the authority to regulate GHG emissions. In response to the Supreme Court’s ruling, the U.S. President Bush directed his agencies to take the first steps toward regulations that would reduce gasoline consumption and GHG emissions from motor vehicles by 20 percent over the next 10 years.

However, the EPA decided not to grant enforcement of the GHG regulation by the State of California on December 19, 2007. The EPA concluded that the Federal unified standard can contribute to a significant reduction of GHG emitted in all states and will be more effective than California’s approach.

In March 2008, the EPA denied California’s GHG regulation waiver request against the CARB. On January 26, 2009, the U.S. President Obama announced that he had directed the EPA to review California’s waiver request. The waiver is currently under consideration by the EPA. Because the GHG regulation for fuel economy is pending, the CARB is considering the suggestion to introduce technology to reduce GHG. As part of this strategy, the CARB is considering the Cool Car regulation.

The CARB proposed this regulation to demand that 2012 and subsequent model-year passenger cars, light-duty trucks, and medium-duty vehicles less than or equal to 10,000 pounds use a solar panel. The use of this solar panel will lower the vehicle room temperature for the purpose of reducing the frequency of air-conditioner use and improving the in-use fuel economy.

On May 19, 2009, the U.S. President Obama set in motion a new national policy aimed at both increasing fuel economy and reducing greenhouse gas pollution for all new cars and trucks sold in the United States. The new standards, covering model years 2012-2016, will ultimately require an average fuel economy standard of 35.5 mpg in 2016.

Europe

In 1999, the European Union reached a voluntary agreement with the European Automotive Manufacturers Association for the establishment of an average emissions target of 140 grams of carbon dioxide per kilometer for new cars offered for sale in the EU in 2008. The Japan Automobile Manufacturers Association (JAMA) and the Korean Automobile Manufacturers Association also reached a similar voluntary agreement with the European Union targeting implementation in 2009. In 2003, in an interim review, the emissions reduction efforts made by these associations were reviewed and the possibility of setting a more stringent target of above 140 grams is now being discussed. In 2003, JAMA achieved the midterm target (165-175 grams). JAMA achieved additional reduction of carbon dioxide in 2005 as compared to 2004.

In 2006, discussions about establishing targets for 2008 began among the European Commission, Member States and the automobile industry.

In 2007, the European Commission proposed “carbon dioxide emission performance standards for new passenger cars”. According to this proposal, the European Commission set a more stringent target of 130 grams of carbon dioxide per kilometer for new cars offered for sale in the EU from 2012. In addition, the proposal will provide manufacturers with the necessary incentive to reduce the CO2 emissions of their vehicles by imposing an excess emissions premium if their average emission levels are above the limit value curve. This premium will be based on the number of grams per kilometer (g/km) that an average vehicle sold by the manufacturer exceeds the limit imposed by the curve, multiplied by the number of vehicles sold by the manufacturer.

In 2008, the European parliament adopted CO2 regulations. The adopted CO2 regulations will be discussed in the European council, and will be published by Official Journal in June 2009.

The EU is also recommending the use of biomass fuel blends.

Other Regions

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 was implemented in 2008.

South Korea adopted the regulation of Corporate Average Fuel Economy for passenger vehicles in 2005. Domestic vehicles will be required to adhere to the regulations starting from 2006 and imported vehicles will need to meet the requirement from 2010. In addition, South Korea adopted a more stringent regulation in 2008 and this regulation will be implemented in 2012.

3. Recycling / End-of-Life Vehicles (ELV) /REACH

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

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which became effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the Agency, based on annual production or import quantity levels. Also, any manufacturer or importer of chemical containers is required to submit a registration for the chemical substances contained in such containers, which is expected to be consumed. Submitting a pre-registration between June 1, and December 1, 2008 will be allowed the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances or containers. The list of Substance of Very High Concern (SVHC) was announced in October 2008. On request by a consumer, the supplier of the product containing SVHC must provide the consumer with the sufficient information, at least the name of the substance, within 45 days.

Other Regions

Taiwan and Korea have implemented automobile recycling laws from January 1, 2008 following the regulations established by the European Union and Japan. In addition, China has a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In November 2007, the Ministry of Land, Infrastructure and Transport (MLIT) issued safety standards for vehicle which use high voltage electric power such as Electric Vehicles or Hybrid electric vehicles, to avoid electric shock during normal operation and crashing, from July 1, 2012 for all models.

In March 2008, the MLIT issued the technical standards for Event Data Recorders (EDRs). Installation of EDRs in vehicles and, if an EDRs is installed, compliance with MLIT’s technical standards are both voluntary.

Japan Automobile Standards Internationalization Center (JASIC), which is organized by the MLIT and JAMA, among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications.

JASIC is planning to make the proposal to other contracting parties of the 58 / 98 Agreement by 2009 and aim at reaching an agreement among the contracting parties by 2015.

The United States

In December 2003, vehicle manufacturers, including Honda, presented to the public a statement on crash vehicle compatibility, “ENHANCING VEHICLE-TO-VEHICLE CRASH COMPATIBILITY: A Set of Commitments for Progress by Automobile Manufacturers.” This report describes the recommended performance criteria and research plans developed by an international group of safety experts for enhancing vehicle-to-vehicle crash compatibility in front-to-front and front-to-side crashes. By September 1, 2007, the goal is to have at least 50% of all vehicles offered in the U.S. by participating manufacturers to meet the front-to-side performance criteria, and by September 2009, for 100% of the vehicles of participating manufacturers to meet the criteria. For the front-to-front criteria, the goal is for 100% of the vehicles of participating manufacturers to meet the criteria by September 2009, with no interim goals set. We are a participating manufacturer and intend to meet these voluntary standards.

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

In June 2008, the NHTSA issued a final rule to revise some performance requirements and phase-in compliance schedules in upgraded side impact occupant protection standards. For both moving deformable barrier test and oblique side pole impact test, manufacturers must comply with the revised requirements for 20% of all vehicles produced by 2010, 40% by 2011, 60% by 2012, 80% by 2013, and 100% by 2014.

In October 2008, the NHTSA issued a final rule to revise the definition of Designated Seating Position (DSP) and to newly introduce the procedure for determination the number of DSPs. These are not Federal Motor Vehicle Safety Standards (FMVSS), but manufacturers must comply with all requirements related DSPs, such as equipment requirement of 3-points safety belt on and after September 2010.

Europe

The European Commission issued a new regulation for pedestrian protection, which include installation requirements of Brake Assist System. It required M1 (Passenger vehicles up to nine passengers) and N1 (Light commercial vehicles with gross vehicle weight up to 3.5 tons) vehicles to meet standards for the protection of pedestrians in the event of a collision with the front of a motor vehicle. The new regulation will be effective November 24, 2011 for new types of vehicles.

Additionally, the European Commission issued draft regulation for GSR (type approval requirements for the General Safety of vehicles). It includes installation requirement for advanced safety system and tire performance requirement in order to improve the safety and environment performance of vehicles.

In September 2008, United Nation issued a revised Economic Commission for Europe (ECE) regulation relating to installation of lighting devices to require the installation of dedicated daytime running lamp (DRL). For M1 and N1 vehicles, manufacturers must equip DRL and comply with related requirements on and after February 2011, if certified as new type vehicle.

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

In July 2008, the NHTSA issued final decision to upgrade NCAP testing and safety rating criteria with revision of frontal and side impact tests, introduction of overall rating program, and addition of ratings for crash avoidance technologies. This new tests and rating criteria will be used for vehicles tested as part of the NCAP beginning with model year 2011 vehicles.

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

The Euro3 regulations are the most stringent standard for motorcycles. The Euro3 regulations have been in effect from January 2006.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

In Thailand, a fifth stage of emissions control, which is generally equivalent to or stricter than Euro2, has been implemented. A sixth stage of emissions control, which is generally equivalent to or stricter than Euro3, was introduced in 2008.

In Indonesia, Euro2-equivalent regulations have been in effect from January 2006.

In China, Euro2-equivalent regulations were introduced in 2004.

In Korea, Euro2-equivalent regulations were implemented in 2006. In addition, Euro3-equivalent regulations will be implemented from 2008.

In Brazil, Euro2-equivalent regulations have been in effect from the beginning of last year. Euro3-equivalent regulations were implemented in the beginning of 2009.

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

The United States

The Consumer Product Safety Improvement Act of 2008 was signed into law by President Bush on August 14, 2008. By this, ATVs and off-road motorcycles for children need to comply with the hazardous substance and other requirements (e.g. certificate, third party testing, tracking label) after November 11, 2008, and ATVs need to comply with the American National Standards Institute (ANSI) standard from April 13, 2009.

Three wheeled all terrain vehicles, or ATVs (formerly referred to as “ATCs”) were a problem due to the youth-involved accidents in the 80s’, and ATV regulations being established at that time. However, it turned out that a voluntary standard, which was agreed to between the industry and regulators, was established. Although the number of accidents did not increase in the 90s’, the ATV market in the U.S. experienced a rapid development from 2000 and the problem of youth-involved accidents increasing continued to be a focal point.

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

Other Regions

The Brazilian government issued a new regulation regarding anti-theft device and will require installing an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009.

Many Asian countries, e.g. India, Thailand, and Vietnam are introducing several regulations, e.g. lighting, braking, and anti-theft, based on ECE regulations.

The Canadian government revised the controls and display regulation in order to harmonize with the U.S.— motor vehicle safety standards. It applied to all motorcycle manufactured from February 22, 2008.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

The EPA enacted new engine emissions regulations applicable to model year 1997 for small non-road engines. These regulations are also applicable to engines in use from the 2001 model year. With respect to marine engines, emissions regulations for outboard engines and personal watercraft were implemented for the

1998 model year products and were gradually strengthened every year until the 2006 model year. The EPA finalized enhanced exhaust emission regulations for non-road engines and marine engines and newly introduced evaporative emission standards for these products.

China

The new exhaust emission regulation is proposed in China from January 1, 2009. Its requirements are based on European exhaust emission regulation, and will apply to the small spark ignition engines for non-road mobile machinery with 19 kw or less.

2. Safety

Japan

“The institute of Agricultural Machinery” amended the safety standard of backward speed requirement for walk-behind equipment from 1.8 km/h to 3.6 km/h, and the interpretation of splash protection guard requirements for brush cutters. New models need to comply with them from April 2010, and all models need to comply with them from April 2015.

The United States

Based on the “Consumer Product Safety Improvement Act of 2008“, walk-behind lawn mowers need to comply with the certificate requirements from November 11, 2008, and the CPSC will enhance the recall system by this Act.

Europe

The Machinery Directive was changed on May 16, 2006, and new directive will be effective from December 29, 2009. Main changes are to clarify the scope (e.g. partly completed machinery such as engine unit) and to add the concrete description of market survey and obligation to establish the penalty description for member states.

Preparing for the Future

Due to the current economic situation, there are concerns that the economies of Japan, the U.S. and Europe will experience a downturn. In addition, the pace of economic growth of Asian countries outside of Japan is expected to slow down. Moreover, given the many uncertainties in the global business environment in which Honda operates, including political and economic instability, fluctuations in oil and raw material prices, and volatility in the currency and financial markets, Honda expects that this will continue to be an extremely challenging environment in which to do business.

With these circumstances in mind, Honda seeks to further strengthen its corporate structure by making it more flexible and dynamic and therefore, better able to meet the needs of its customers and society as a whole as well as respond to changes in the business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue to enhance its reputation in the community through companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region.

Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers among the world by upgrading its sales and service structure.

Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its line-up of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda will also work to advance fuel cell technology and steadily promote its new solar cell business. In addition, Honda will further its efforts to minimize its environmental impact. To this end, Honda sets global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all areas of business, spanning production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

Through these Company-wide activities, Honda will strive to become a company whose presence is welcomed by our shareholders, customers and society.

C. Organizational Structure

As of March 31, 2009, the Company had 124 Japanese subsidiaries and 272 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.	France	Sales	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Motor Europe (North) GmbH	Germany	Sales	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Honda Motor (China) Investment Corporation, Limited	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	97.4
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Company Limited	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2009, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,571	Automobiles
Hamamatsu, Shizuoka, Japan	2,917	Power products and transmissions
Suzuka, Mie, Japan	6,943	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	3,251	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	6,842	Motorcycles and automobiles
Anna, Ohio, U.S.A.	2,514	Engines
East Liberty, Ohio, U.S.A.	2,304	Automobiles
Lincoln, Alabama, U.S.A.	4,468	Automobiles and engines
Greensburg, Indiana, U.S.A.	1,137	Automobiles
Alliston, Ontario, Canada	4,438	Automobiles and engines
El Salto, Mexico	2,047	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,744	Automobiles and engines
Atessa, Italy	822	Motorcycles, power products and engines
Guangzhou, China	1,064	Automobiles
Greater Noida, India	2,030	Automobiles
Ayutthaya, Thailand	3,550	Automobiles
Bangkok, Thailand	2,847	Motorcycles and power products
Vinhphuc, Vietnam	1,858	Motorcycles and automobiles
Buenos Aires, Argentina	310	Motorcycles
Sumare, Brazil	3,464	Automobiles
Manaus, Brazil	8,249	Motorcycles and power products
Gebze, Turkey	1,295	Automobiles

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

As of March 31, 2009, the Company’s property, with a net book value of approximately ¥24.7 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2009 were applied to the introduction of new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities.

Total capital expenditures for the year amounted to ¥1,267.2 billion, down ¥226.0 billion from the previous year. Also, total capital expenditures, excluding property on operating leases, for the year amounted to ¥599.1 billion, down ¥54.8 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2008	2009	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥86,687	¥90,401	¥3,714
Automobile Business	544,922	490,760	(54,162)
Financial Services Business	839,888	669,178	(170,710)
Financial Services Business (Excluding Property on Operating Leases)	627	1,050	423
Power Product and Other Businesses	21,794	16,920	(4,874)
Total	¥1,493,291	¥1,267,259	¥(226,032)

Total (Excluding Property on Operating Leases)	¥654,030	¥599,131	¥(54,899)

Intangible assets are not included in the table above.

In the motorcycle business, we made capital expenditures of ¥90,401 million in the fiscal year ended March 31, 2009. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities. The plan to consolidate motorcycle production in Japan at Kumamoto Factory was completed in August 2008.

In the automobile business, we made capital expenditures of ¥490,760 million in the fiscal year ended March 31, 2009. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of Sales and R&D facilities. Honda Canada Inc., which is one of the Company’s consolidated subsidiaries, completed construction of its facilities for the production of engines in September 2008. Honda Manufacturing of Indiana, LLC and Honda Automobile (Thailand) Co., Ltd completed construction of its facilities for the production of automobiles in October 2008.

In the financial services business segment, capital expenditures excluding property on operating leases amounted to ¥1,050 million in the fiscal year ended March 31, 2009, while capital expenditures for property on operating leases were ¥668,128 million. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2009, totaling ¥16,920 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2009

We set out our original capital expenditure plans for the period from the fiscal year ended March 31, 2009 during the preceding fiscal year. We have subsequently modified these plans as follows:

The planned timing of the start of operation in 2010 on the new auto plant in Yorii-machi Osato-gun, Saitama, Japan has been postponed for more than two years. The planned timing of the start of operation on a new engine plant in Ogawa-machi Hiki-gun, Saitama, Japan has not been changed.

The planned timing of the start of operation in 2010 on the new R&D center in Sakura City, Tochigi, Japan has been postponed.

The planned timing of the start of operation at the end of 2009 on the new auto plant of Honda Siel Cars India Limited, which is one of the Company’s consolidated subsidiaries, in Rajasthan, India has been postponed.

The planned timing of the start of operation in the latter half of 2010 on the new auto plant capable of synchronous auto production—from the engine to the entire automobile—of Yachiyo Industry Co., Ltd., which is one of the Company’s consolidated subsidiaries, in Yokkaichi City, Mie, Japan has been postponed for a little over one year.

The estimated amounts of capital expenditures for fiscal year ending March 31, 2010 are shown below.

Fiscal year ending March 31, 2010
Yen (millions)
Motorcycle Business	¥47,100
Automobile Business	316,900
Financial Services Business	500
Power Product and Other Businesses	25,500

Total	¥390,000

The estimated amount of capital expenditures for Financial Services Business in the above table does not include property on operating leases.

Intangible assets are not included in the table above.

Item 4A. Unresolved Staff Comments

We do not have any unresolved written comments provided by the staff of the Securities and Exchange Commission regarding our periodic reports under the Securities and Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

A. Operating Result

Overview

Business Environment

The business environment for Honda in the fiscal year 2009 ended March 31, 2009, was marked by continued worldwide increases in oil and raw material prices in the first half of the year, followed by a decline in those prices in the second half. Although the economies in the United States and Europe continued to grow in the first half, the economy began to deteriorate triggered by the financial crisis, creating a downward spiral leading to concerns for even further deterioration of the economy.

In Asia outside Japan, although the economies of China and India continued to expand, the pace of growth slowed, and certain countries in the region went into recession. In Japan, signs of a rapid deterioration in economic conditions could be seen, such as decreased consumer spending, along with a decline in capital expenditures.

Overview of Fiscal 2009 Operating Performance

Honda’s consolidated revenue for fiscal 2009 decreased from the previous fiscal year, primarily due to decreased unit sales in automobile business and currency translation effects. Consolidated operating income for the period decreased compared to the previous fiscal year. This decrease in operating income was primarily due to decreased revenue, increased raw material costs, the increase in fixed costs per unit as a result of reduced production and the negative impact of currency effects caused by the appreciation of the Japanese yen, which was offset by continuing cost reduction and decreased R&D expenses.

Motorcycle Business

Total unit sales of motorcycles increased, despite substantially lower sales in Japan, North America, Europe due to deteriorating economic conditions, as unit sales expanded in Asia and Other Regions which includes South America.

In Asia, where market growth is continuing, sales expanded steadily as Honda strengthened its lineup, introduced models equipped with automatic transmissions which are very popular in urban areas. In Other Regions which includes South America, sales of 125cc and 150cc core motorcycles were strong in Brazil. On the other hand, in Japan, amid a difficult operating environment, 50cc scooters declined, and, in North America, sales of off-road models and all-terrain vehicles (ATVs) in the United States decreased from the previous year.

Automobile Business

Although unit sales increased in Asia and Other Regions which includes Brazil, total unit sales were below the level of the previous fiscal year because of declines in North America and Japan. In North America, the introductions of the new Pilot, Acura TSX, Acura TL, and other models had a positive effect, but, as a result of the deterioration in the economy triggered by the financial crisis, total unit sales declined. Also, in Europe, although demand increased in Russia and Eastern Europe, overall unit sales decreased as a result of the deterioration in economic conditions in Western European markets, including the United Kingdom and Germany. In Japan, although the introduction of the new FREED, Odyssey, and Life had a positive effect, unit sales declined due to the impact of the decline in consumer confidence accompanying the downturn in the economy. In Asia outside of Japan, unit sales expanded as a result of the launch of the new City as the trend toward driving smaller cars accelerated mainly along with the rise in fuel prices. Also, in Other Regions, unit sales rose over the previous year primarily as a result of the introduction of the new Fit in South America.

Power Product and Other Businesses

Total unit sales of power products decreased from the level of the previous fiscal year, despite increases in sales of engines for OEM* use in construction machinery in Asia and Other Regions. This decline was due to lower sales of engines for OEM use in construction machinery, high-pressure washers, and lawn mowers in North America, a decrease in sales of engines for OEM use in construction machinery and generators in Europe, and other factors.

*	OEM (Original equipment manufacturing): OEM refers to the manufacturing of products and components supplied for sale under a third-party brand.

Responding to Sudden Changes in the Business Environment

Amid this environment, in order to respond quickly and accurately to changes in the diverse needs of customers and society as a whole, Honda worked to strengthen its operating and financial positions. In addition, to concentrate its limited corporate resources in business domains where they are necessary in the midst of rapidly changing economic conditions, Honda has reviewed its investment and development plans.

Fiscal Year 2009 Compared with Fiscal Year 2008

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenues (hereafter, “net sales”) for the fiscal year ended March 31, 2009, decreased ¥1,991.5 billion, or 16.6%, to ¥10,011.2 billion from the fiscal year ended March 31, 2008, primarily due to foreign currency translation effects and decreased net sales in the automobile business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥795.8 billion, or 6.6%, compared to the decrease as reported of ¥1,991.5 billion, which includes negative foreign currency translation effects.

Net sales in Japan decreased ¥139.2 billion, or 8.8%, to ¥1,446.5 billion from the previous fiscal year and overseas net sales decreased ¥1,852.3 billion, or 17.8%, to ¥8,564.7 billion from the previous fiscal year.

Operating Income

Operating income decreased ¥763.4 billion, or 80.1%, to ¥189.6 billion from the previous fiscal year. Excluding negative foreign currency effects of ¥269.5 billion, caused by the appreciation of the Japanese yen, Honda estimates operating income decreased ¥493.8 billion, or 51.8%.

Factors contributing to the decrease of ¥493.8 billion in operating income excluding negative foreign currency effects can be summarized as follows (i) changes in net sales and the model mix, (ii) cost reductions and the effect of raw material cost fluctuations, (iii) changes in selling, general and administrative (SG&A) expenses and (iv) R&D expenses. Details regarding these factors are as follows.

Changes in net sales and the model mix had a negative impact of ¥247.7 billion, due mainly to a decrease in income attributable to the decreased net sales and changes in the model mix caused by shift of customers’ demands towards more fuel efficient (compact) models in automobile business, which was offset by price increases and reduced sales incentives in automobile business in North America.

Cost reductions and the effect of raw material fluctuations had a negative impact of ¥182.5 billion, due mainly to increased raw materials costs, such as steel and precious grade metals, and an increase in fixed costs per unit as a result of reduced production, which was offset by continuing cost reductions.

Selling, general and administrative expenses had a negative impact of ¥88.3 billion due mainly to expenses related to withdrawal from some racing activities and cancellations of development new models and an increase in provisions for credit losses and losses on lease residual values in the financial services business in North America, which was offset by a decrease in costs for product warranties.

R&D expenses also had a positive impact of ¥24.7 billion, due mainly to reduction of R&D expenses, which was offset by increased R&D expenses related to safety and environmental technologies and enhancement of the attractiveness of the products.

With respect to the discussion above of the changes in operating income, management identified the factors set forth below and used what it believes to be a reasonable method to analyze the respective changes in such factors. Each of these factors is explained below. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries.

(1) “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated sales. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Canadian dollar, Euro, British pound, Brazilian real and Japanese yen, at the level of the Company and its material consolidated subsidiaries.

(2) With respect to “cost reduction and effects of raw material cost fluctuations”, management analyzed cost reduction and effects of raw material cost fluctuations at the levels of the Company and its material foreign manufacturing subsidiaries in North America, Europe and other regions.

(3) With respect to “changes in net sales and the model mix”, management analyzed changes in sales volume and the mix of product models sold in major markets which resulted in increases/decreases in profit, as well as certain other reasons for increases/decreases in net sales and cost of sales.

(4) With respect to “selling, general and administrative expenses”, management analyzed reasons for increases/decreases in selling, general and administrative expenses from the previous fiscal year excluding currency translation effects.

Income before Income Taxes, Minority Interest and Equity in Income of Affiliates

Income before income taxes, minority interest and equity in income of affiliates decreased ¥734.1 billion, or 81.9%, to ¥161.7 billion. Main factors of this decrease, except factors relating to operating income, are as follows;

Unrealized gains and losses related to derivative instruments, such as interest rate swaps of finance subsidiaries, had a positive impact of ¥85.7 billion. On the other hand, realized losses related to derivative instruments and the losses associated with the revaluation of investment securities had a negative impact of ¥56.4 billion, which was offset by the effects of foreign currency transaction gains.

Income Tax Expense

Income tax expense decreased ¥277.6 billion, or 71.7%, to ¥109.8 billion. The effective tax rate increased 24.7 percentage points to 67.9%, from the previous year, which was higher than the Japanese statutory income tax rate of 40.0% by 27.9 percentage points. Additional detailed information is described in Note (9) to the accompanying consolidated financial statements.

Minority Interest in Income of Consolidated Subsidiaries

The amount deducted for minority interest in income of consolidated subsidiaries decreased ¥13.3 billion, or 49.0%, to ¥13.9 billion from the previous fiscal year.

Equity in Income of Affiliates

Equity in income of affiliates decreased ¥19.9 billion, or 16.7%, to ¥99.0 billion, due mainly to a decrease in income of affiliates that primarily manufacture components and parts for Honda’s products in Japan, because of a decrease in their revenues, which was partially offset by an increase in income of affiliates in Asia, because of an increase in their revenues resulting from further automobile market expansion.

Net Income

Net income decreased ¥463.0 billion, or 77.2%, to ¥137.0 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s unit sales of motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) totaled 10,114 thousand units, increased by 8.5% from the previous fiscal year. Unit sales in Japan totaled 232 thousand units, decreased by 25.4%. Overseas unit sales totaled 9,882 thousand units, increased by 9.7%, due mainly to an increase in unit sales of parts for local production at affiliates accounted for under the equity method in Asia and an increase in unit sales in Other Regions, including Brazil. Revenue from external customers decreased ¥147.1 billion, or 9.4%, to ¥1,411.5 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was offset by increased overseas unit sales. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥18.5 billion, or 1.2%, compared to the decrease as reported of ¥147.1 billion, which includes negative foreign currency translation effects.

Operating income decreased ¥51.3 billion, or 34.0%, to ¥99.9 billion from the previous fiscal year, due mainly to increased raw material costs, the negative foreign currency effects and increased SG&A expenses, which was offset by price increases and decreased R&D expenses.

Japan

Total industry demand for motorcycles in Japan* in fiscal 2009 was approximately 550 thousand units. Although sales of motorcycles in the 51cc-125cc class were solid because of the increased use of motorcycles for commuting, overall demand was about 21% lower than in the previous year for a number of reasons. These included restrictions on emissions of motorcycles, demographic factors as the decline in the number of younger people, the decline in the number of people who acquire motorcycle driving licenses and the shortage of motorcycle parking spaces in city areas.

Amid these difficult operating conditions, Honda newly launched the CB223S, a road sports model and introduced the all-new Monkey, a 50cc recreational model for the first time in 30 years. In addition, Honda launched the all-new CBR1000RR and the CBR1000RR ABS, equipped with the world’s first electronically controlled “Combined ABS” for super sports models.

In fiscal 2009, although unit sales of new models and the Lead110 scooter were strong, sales in all categories were lackluster because of more-intense market competition and other factors. As a result, sales for the year were down 25.4%, to 232 thousand units.

In production activities, based on its concept of a “people-friendly and environmentally-responsible plant,” Honda introduced its latest, highly efficient manufacturing technologies at its new Kumamoto Factory. Also, Honda began production at the Factory in April 2008, which will be a new leader plant for Honda motorcycle production on a global basis.

*	Source: JAMA (Japan Automobile Manufacturers Association )

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States* during calendar 2008 declined 16% from the previous year, to approximately 1.33 million units. Although demand for medium-class motorcycles and scooters appears to have increased because of the increase in gasoline prices during the first half of the year, expenditures on recreational products had been shrinking along with the emergence of the subprime loan issue, and market conditions deteriorated sharply following the financial crisis in September.

Amid this operating environment, Honda entered a new market segment with the introduction of the Big Red multi-utility vehicle. In addition, in September 2008, Honda strengthened its product lineup by launching the FourTrax Rancher AT, a utility ATV.

Unit sales of motorcycles in North America declined 29.4% compared with the previous fiscal year, to 320 thousand units. Although sales of the Shadow cruiser model, the Ruckus scooter, and the Metropolitan scooter increased, sales of off-road and sports motorcycles decreased to 188 thousand units, a decrease of 22.3%. Moreover, unit sales of ATVs, including recreational-style sport use and utility types also declined to 132 thousand units, a decline of 37.4% from the previous fiscal year.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* during calendar 2008 declined 6% from the previous year, to about 1.25 million units as a result of the economic downturn, such as deterioration in consumer sentiment beginning in September 2008.

Amid this difficult operating environment, Honda newly introduced the CB1000R naked sports model offering a powerful and dynamic performance.

In fiscal 2009, although unit sales of the 110cc LEAD scooter, the XL700V dual-purpose sports model and the CB1000R were strong, unit sales of super sports models, small motorcycles and larger scooters declined. As a result, total unit sales in Europe were down 11.8%, to 276 thousand units.

*	The total for 10 European countries: including the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria.

Asia

Demand for motorcycles is continuing to expand in Asia, where motorcycles are an essential form of daily transportation. In calendar 2008, total demand*1 in the principal countries of Asia rose 6%, to about 37.9 million units, supported by favorable economic growth in the first half of the year offsetting negative impact of declines in agricultural product prices in the latter half of the year. By country, sales in India amounted to about 7.4 million units, approximately the same as in the previous year. In Indonesia, sales for the year were up 33%, to about 6.5 million units. Sales in Thailand increased 7%, to about 1.7 million units.

Amid these operating conditions, in Thailand, Honda launched the new CZ–i 110 Cub type model in Thailand, which offers an eco-friendly performance and low fuel consumption, followed by the introduction of the Wave110i.

Unit sales in Asia*2 for the fiscal 2009 increased 13.4%, to 7,523 thousand units, due mainly to the favorable sales of the all-new CBF Stunner in India, 125cc motorcycle and the all-new Air Blade, 110 cc scooter in Vietnam.

In India, an affiliate accounted for under the equity method, began operations at its third factory in April 2008, thus bringing the total annual capacity to 6.15 million units together with the capacity of Honda’s consolidated subsidiary. In Vietnam, Honda began the production of scooters and 125cc Cub-type motorcycles at its second motorcycle plant in that country, and had brought Honda’s total annual production capacity in Vietnam to 1.5 million units.

*1:	The total for eight countries: including Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

*2:

This total includes sales of completed products of Honda and its consolidated subsidiaries and unit sales of parts for use in local production to Honda’s affiliates accounted for under the equity methods.

Other Regions

In Brazil, the principal market within Other Regions, the total demand in calendar 2008 amounted to approximately 1.91 million units, due to favorable economic growth in the first half of the year.

Also in Brazil, Honda newly launched its CG150 TITAN MIX small motorcycle, equipped with the world’s first Mix Fuel Injection System, which accommodates any ratio of bio-ethanol and gasoline fuels.

Unit sales in Other Regions (South America, the Middle & Near East, Africa and Oceania) increased 9.5% over the previous fiscal year to 1,763 thousand units, due mainly to the favorable sales of the all-new CG 125 FAN motorcycle and CG 150 TITAN in Brazil.

Automobile Business

Honda’s unit sales of automobiles totaled 3,517 thousand units, decreased by 10.4% from the previous fiscal year. Unit sales in Japan totaled 556 thousand units, decreased by 9.6%. Overseas unit sales totaled 2,961 thousand units, decreased by 10.5%, due mainly to a decrease in unit sales in North America, which was offset by an increase in unit sales in Asia and Other Regions including Brazil.

Revenue from external customers decreased ¥1,814.9 billion, or 19.1%, to ¥7,674.4 billion from the previous fiscal year, due to the negative foreign currency translation effects and decreased unit sales. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥889.9 billion, or 9.4%, compared to the decrease as reported of ¥1,814.9 billion, which includes negative foreign currency translation effects.

Operating income decreased ¥637.1 billion, or 96.3%, to ¥24.5 billion, from the previous fiscal year, due mainly to a decrease in income attributable to the decreased net sales in North America and Japan, the negative foreign currency effects, an increase in fixed costs per unit as a result of reduced production, increased raw material costs, changes in the model mix caused by shift of customers’ demands towards more fuel efficient (compact) models and expenses related to withdrawal from some racing activities and cancellations of development of new models, which was offset by continuing cost reduction, price increases, a decrease in costs for product warranties, decreased R&D expenses and reduced sales incentives in North America.

Japan

Total automobile demand in Japan* for the fiscal year showed approximately 12% decline compared with the same period of the previous year to 4.7 million units, reflecting the decline in demand as the financial crisis began to have an impact on the economy from September 2008 onward.

Amid these operating conditions, Honda worked to strengthen its product lineup and expand sales by introducing the new FREED, Life and Insight hybrid car, which features a lightweight, compact hybrid system that combines exceptional fuel economy with fun-to-drive performance.

Although registrations of the Honda Fit, FREED and Insight were strong, as a result of severe market conditions, overall unit sales dropped 9.6% below the level of the previous fiscal year, to 556 thousand units.

In production, Honda reduced output in response to the worldwide decline in unit sales and the need to make adjustments in inventories. As a consequence, the number of automobiles manufactured by Honda during the fiscal year was down 11.4%, to 1,148 thousand units in Japan. In response to sudden changes in global markets, Honda transferred all production of the Stream from the Suzuka Factory to the Saitama Factory. Also, production of the Fit for the North American market began at the Saitama Factory in addition to the Suzuka Factory. The start-up of production at the Yorii Factory, which was scheduled for 2010, has been postponed for two years or more. Also, plans for beginning the manufacturing of mini-vehicles at the Yokkaichi Factory of Yachiyo Industry Co., Ltd., which was scheduled for 2010, have been postponed for one year or more.

*	Source: JAMA (as measured by the number of regular vehicle registrations (661cc or higher) and mini-vehicles (660cc or lower))

North America

In calendar 2008, total demand in the United States* declined 18% from the previous year, to about 13.19 million units. The automobile market experienced a major decline with the impact of the financial crisis on the economy, the deterioration in employment conditions, deterioration in consumer sentiment and other factors.

Amid this operating environment, Honda introduced new models such as the mid-size SUV Pilot, the Acura TL and the Insight hybrid car.

For the fiscal year, unit sales in North America as a whole declined 19.1%, to 1,496 thousand units. Although sales of the all-new TSX remained solid, the sales of the Odyssey, the Pilot and the Acura MDX, as well as the Acura TL declined.

Manufacturing activities started at the auto production plant in Indiana in October 2008 with the Civic. Although, because of the sudden slowing of automobile demand, Honda slashed production in all plants in North America. As a result, the number of automobiles manufactured declined 13.2% from the previous fiscal year, to 1,251 thousand units.

*	Source: Ward’s Auto

Europe

During calendar 2008, total demand in Spain, Italy, and the United Kingdom declined along with the negative impact of the financial crisis from September 2008 onward. As a consequence, total demands in Europe*1 fell 8%, to about 14.71 million units. At the same time, total demand in Russia*2 for calendar 2008 rose 13%, to about 2.93 million units.

Amid this environment, Honda introduced the all-new Accord. Unit sales in this region were down 10.5% from the previous year and amounted to 350 thousand units due to decreased total demands.

Honda made production adjustments in response to the sudden decline in automobile demand. As a result, production at Honda’s U.K. plant decreased 29.4%, to 175 thousand units compared to the same period of previous fiscal year.

*1:	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover EU27 and EFTA3.))

*2:	Source: AEB (The Association of European Businesses)

Asia

In Asia, total demand in principal countries* in calendar 2008 increased over the previous year to approximately 15,100 thousand units, despite the negative impact of the financial crisis from September 2008 onward.

Amid this environment, Honda introduced the all-new Fit in Taiwan. Honda also introduced the all-new City, a small sedan initially in Thailand and subsequently to India and other countries in Asia.

During fiscal 2009, total unit sales (comprised of finished automobiles of Honda and its consolidated subsidiaries and unit sales of parts to Honda’s affiliates accounted for under the equity method) rose 5.0% over the level of the previous fiscal year, to 793 thousand units. In the mean time, sales of the City and Jazz models held strong primarily in Thailand, Indonesia, Malaysia, and elsewhere. Similarly, sales of the all-new Accord and the CR-V were also strong in China.

With an eye to future growth in Asia, Honda began production at its second plant in Thailand in October 2008, which has an annual production capacity of 60 thousand units. Honda postponed its plan for the start-up of the final assembly line at its second plant in India, in view of the major changes in the market environment.

*	The total for 11 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India, Pakistan, and China

Other Regions

Principal markets in the Other Regions increased due to economic expansion during the first half of 2008, although conditions became stagnant as a result of the financial crisis from September 2008. Overall demand for the region increased in 2008.

Total demand in Brazil*1 in calendar 2008 was approximately 2.67 million units, 14% higher than in the previous year. On the other hand, total demand in Australia*2 decreased 4% from the previous year, to about 1.01 million units.

Honda’s unit sales in Other Regions increased 2.5%, to 322 thousand units. During fiscal 2009, unit sales in Brazil and Argentina increased due to the launch of the all-new Fit although unit sales in Australia and the Middle East declined.

*1:	Source: ANFAVEA (Associaçao Nacional dos Fabricantes de Veiculos Automotores (the Brazilian automobile association, includes passenger cars and light commercial vehicles)

*2:	Source: FCAI (Federal Chamber of Automotive Industries (the Australian automobile association))

Power Product and Other Businesses

Honda’s unit sales of power products totaled 5,187 thousand units, decreased by 14.4% from the previous fiscal year. Unit sales in Japan totaled 516 thousand units, decreased by 6.2%. Overseas unit sales totaled 4,671 thousand units, decreased by 15.2%, due mainly to decreased unit sales in North America and Europe. Revenue from external customers decreased ¥78.1 billion, or 18.5%, to ¥343.0 billion from the previous fiscal year, due mainly to the decreased unit sales and negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥49.0 billion, or 11.7%, compared to the decrease as reported of ¥78.1 billion, which includes negative foreign currency translation effects.

Operating loss was ¥15.4 billion, a decrease of ¥37.8 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to the decreased net sales and increased in R&D expenses in other businesses, which was offset by decreased SG&A expenses.

Japan

In Japan, Honda newly launched the Yukios SB800, which is compact and lightweight and clears snow with a blade. Honda also newly introduced the Pianta FV200, a gas-powered mini tiller that uses the same butane gas canisters that are used in households for powering portable gas stoves. In addition, Honda introduced its original thin-film solar cells that reduce CO2 emissions in the manufacturing process, and satisfy specifications for use in public and industrial applications.

Unit sales were down 6.2%, to 516 thousand units for this fiscal year, because of lower sales of GX series engines for water pumps and generators sold to OEM, and other products.

North America

Unit sales in North America declined 21.6%, to 1,893 thousand units. Weakness in the sales of engines for OEM use in construction machinery, high-pressure washers, and lawn mowers as well as weakness in the sales of lawn mowers, mainly due to the downturn in the U.S. economy.

Europe

In Europe, unit sales declined 22.9%, to 1,306 thousand units. Sales of GX and GC series engines for OEM use in construction machinery and generators declined.

Asia

Honda newly launched engines specially designed for long tail boats, the GX160, GX200 and GX390. In addition, in China, Honda newly introduced HRJ196 lawn mowers that are compact, lightweight and easy to use.

Unit sales in Asia, excluding Japan, increased 6.0% from the previous fiscal year, to 970 thousand units, as a result of expansion in sales of WB20XT pumps in Indonesia and increases in sales of general-purpose engine, GX160 for OEM use in water pumps in China.

Other Regions

In Other Regions, unit sales rose 3.7% over the previous fiscal year, to 502 thousand units, as a result of higher unit sales in the Middle East of general-purpose engine, GX390 for OEM use in construction machinery and generators, increased sales in South America of general-purpose engine, GX series, and other factors.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

In North America, the financial crisis had a severe impact on the economy, the deterioration in employment conditions, deterioration in consumer sentiment and other factors. As a result, the environment for financial services business remained under pressure.

Total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries decreased by 2.2%, to ¥4,860.1 billion from the previous fiscal year, due mainly to the currency translation effects.

Revenue from external customers in a financial services business increased ¥48.7 billion, or 9.1%, to ¥582.2 billion from the previous fiscal year, due mainly to an increase in operating lease revenue, which was offset by negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have increased by approximately ¥124.7billion, or 23.4%, compared to the increase as reported of ¥48.7 billion, which includes negative foreign currency translation effects.

Operating income decreased ¥37.1 billion, or 31.5%, to ¥80.6 billion from the previous fiscal year, due mainly to an increase in provisions for credit losses and losses on lease residual values in North America and negative foreign currency translation effects, which was offset by an increase in income attributable to higher revenue. In North America, prices of SUVs and minivans in the used car market dropped during the fiscal first half, and losses on lease residual values of these models increased. In addition, from September onward, losses on lease residual values of compact and mid-sized sedans and other passenger vehicles also increased. In addition, provisions for credit losses also increased as the ability of certain customers to pay their debts declined.

Our finance subsidiaries in North America have historically accounted for all leases as direct financing leases. However, starting in the fiscal year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases. Generally, direct financing lease revenues and interest income consist of the recognition of finance lease revenue at inception of the lease arrangement and subsequent recognition of the interest income component of total lease payments using the effective interest method. In comparison, operating lease revenues include the recognition of the gross lease payment amounts on a straight line basis over the term of the lease arrangement, and operating lease vehicles are depreciated to their estimated residual value on a straight line basis over the term of the lease. It is not anticipated that the differences in accounting for operating leases and direct financing leases will have a material net impact on Honda’s results of operations overall, however, operating lease revenues and associated depreciation of leased assets do result in differing presentation and timing compared to those of direct financing leases.

Information about credit losses and losses on lease residual values is provided at Item 5. Operating and Financial Review and Prospects A. Operating Results, Application of Critical Accounting Policies. Information about finance subsidiaries-receivables and securitizations is described in Note (2) to the accompanying consolidated financial statements.

Geographical Information

Japan

In Japan, revenue from domestic and export sales decreased 726.4 billion, or 14.9%, to ¥4,162.5 billion from the previous fiscal year, due mainly to a decrease in revenue in automobile business. Operating loss was ¥161.6 billion, a decrease of ¥354.1 billion of operating income from previous fiscal year, due mainly to negative foreign currency effects, a decrease in income attributable to the decreased revenue, increased raw material costs, an increase in fixed costs per unit as a result of reduced production and expenses related to withdrawal from some racing activities and cancellations of development of new models, which was offset by continuing cost reductions, decreased SG&A and R&D expenses.

North America

In North America, which mainly consists of the United States, revenue decreased ¥1,486.1 billion, or 23.7%, to ¥4,779.1 billion from the previous fiscal year, due mainly to negative foreign currency translation effects and a decrease in revenue in automobile business. Operating income decreased ¥352.9 billion, or 81.6%, to ¥79.7 billion from the previous fiscal year, due mainly to a decrease in income attributable to the decreased revenue, an increase in fixed costs per unit as a result of reduced production, negative foreign currency effects, and increased raw material costs, which was offset by continuing cost reductions and decreased SG&A expenses.

Europe

In Europe, revenue decreased ¥315.3 billion, or 19.8% to ¥1,278.9 billion from the previous fiscal year, due mainly to negative foreign currency translation effects and a decrease in revenue in the motorcycle business and automobile business. Operating income decreased ¥41.3 billion, or 80.2%, to ¥10.2 billion from the previous fiscal year, due mainly to a decrease in income attributable to the decreased revenue, increased SG&A expenses, an increase in fixed costs per unit as a result of reduced production and increased raw material costs, which was offset by continuing cost reductions.

Asia

In Asia, revenue decreased ¥30.0 billion, or 1.8% to ¥1,608.2 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was offset by increase in revenue in automobile business. Operating income decreased ¥27.1 billion, or 20.7%, to ¥103.6 billion from the previous fiscal year, due mainly to negative foreign currency effects, increased raw material costs and increased SG&A expenses.

Other Regions

In Other Regions, revenue increased ¥51.4 billion, or 4.7%, to ¥1,144.2 billion from the previous fiscal year, due mainly to an increase in revenue in all businesses, which was offset by a decrease in negative foreign currency translation effects. Operating income increased ¥18.5 billion, or 16.0%, to ¥135.0 billion from the previous fiscal year, due mainly to an increase in income attributable to an increase in revenue and continuing cost reductions, which was offset by increased SG&A expenses and increased raw material costs.

Initiatives Going Forward

Because of the sudden changes in the operating environment, Honda has made changes in some of its scheduled plans. However, Honda has not made any changes in our policy of emphasizing the responsiveness to environmental and energy-related issues. The Company, therefore, continues to pursue the challenges of developing new products and technologies that will delight our customers and society.

Advanced Environmental Technologies

Honda was one of the first companies to position a reduction in CO2 emissions as a major issue linked to environmental preservation on a global scale. Honda is moving ahead with initiatives to attain the goals the Company set for itself for reducing CO2 emissions by 2010 in all of its products and manufacturing activities worldwide. There are many methods for reducing CO2 emissions, but in the automobile business, the Company believes that advancing hybrid car technology will be the most realistic and beneficial of various alternatives.

In Honda’s new Insight hybrid car, which the Company introduced in February 2009, its originally developed IMA (integrated motor assist) hybrid system incorporated in the vehicle is designed for use in small cars and is light, compact, and features superior fuel economy.

As a result of the development of a new platform, the Insight realizes the goals of offering both high performance as a hybrid car and substantial cost reductions necessary for a vehicle that will appeal to a wider market. Honda plans to strengthen its lineup of models with an eye to also offering medium- and large-sized hybrid automobiles.

In the field of motorcycles for traveling relatively short distances, the Company is proceeding with the development of an electric-powered motorcycle that will run on batteries, and, taking advantage of special features of this power source, will have zero CO2 emissions. Honda has a goal to introduce these electric-powered motorcycles in about two years.

Further Advancement of the Motorcycle Business

Honda’s motorcycles business has performed solidly, even in the midst of the severe economic environment following the financial crisis. Historically speaking, motorcycles have been strong in challenging times, and they have been a propelling force for Honda’s growth and expansion and one of its major strengths. Especially in Asia and South America, motorcycles are essential for meeting daily transportation needs, and they are expected to show solid growth in the long term. The Company is working to increase its capabilities to respond flexibly to changes in the business environment by further strengthening its motorcycle business. In its motorcycle business, Honda offers many models ranging from commuter bikes that provide daily transportation needs to large-scale models that meet individual rider tastes and preferences. Among these, the Super Cub 110 series is a regular part of riders’ daily lives in a total of 160 countries. Production of the Cub series achieved a cumulative, worldwide total of 60 million motorcycles in April 2008 and it has become the model that symbolizes Honda.

Going forward, the Company will offer models worthy of the Honda brand that, following in the Super Cub tradition, will enable the Company to create new categories and new markets.

Advancement of Honda’s Global Flexible Production System

During the first half of the first decade of the 21st century, Honda introduced a manufacturing system that could respond flexibly to demand for a diverse range of models in Japan. After that, Honda expanded its overseas production bases to create a global, mutually complementary production system. Last year, in North America, Honda began operations at its Indiana plant in the United States and at its new engine plant in Canada. Also, in Asia, production began at a second automobile plant in Thailand.

Honda’s goal is to focus on creating a “mature, flexible production system” that will provide the Company with advanced flexibility to respond nimbly, first, to fluctuations in the economy as well as to other changes and developments in the operating environment. In addition to offering even higher-quality, more-attractive products to Honda’s customers around the world in the years ahead, the Company will be working to innovate with technologies and production systems that maintain its excellent and high quality standards.

Fiscal Year 2008 Compared with Fiscal Year 2007

Overview

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenues (hereafter, “net sales”) for the fiscal year ended March 31, 2008, grew ¥915.6 billion, or 8.3%, compared with fiscal 2007, to ¥12,002.8 billion. Factors behind this increase were higher unit sales in the motorcycle business in Other Regions, higher unit sales in the automobile business in all overseas regions, and higher unit sales of power products in Asia, as well as the positive impact of foreign currency translation effects. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged against other currencies from the previous fiscal year, consolidated net sales for the period would have increased by approximately ¥743.0 billion, or 6.7%, compared to the increase as reported of ¥915.6 billion, which includes a positive foreign currency effect.

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

(2) With respect to “cost reduction and effects of raw material cost fluctuations,” management has analyzed cost reduction and effects of raw material cost fluctuations at the levels of the Company and its material foreign manufacturing subsidiaries in North America, Europe and Other Regions.

(3) With respect to “changes in net sales and model mix,” management has analyzed changes in sales volume and in the mix of product models sold in major markets which have resulted in increases/decreases in profit, as well as certain other reasons for increases/decreases in net sales and cost of sales.

(4) With respect to “selling, general and administrative expenses,” management has analyzed reasons for an increase/decrease in selling, general and administrative expenses from the previous fiscal year excluding currency translation effects.

Income before Income Taxes, Minority Interest and Equity in Income of Affiliates

Income before income taxes, minority interest and equity in income of affiliates increased ¥102.9 billion, or 13.0%, to ¥895.8 billion. Main factors of this increase, except factors relating operating income, are as follows;

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

Income Tax Expense

Income tax expense increased ¥103.5 billion, or 36.5%, to ¥387.4 billion. The effective tax rate was 43.2%, an increase of 7.4 percentage points from the previous fiscal year. The increase in the effective tax rate was mainly due to the recognition of liabilities for unrecognized tax benefits as a result of an ongoing examination of the Company’s tax filings by the Tokyo Regional Taxation Bureau with regard to transfer pricing matters.

Additional detailed information is described in Note (9) to the accompanying consolidated financial statements.

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

Japan

In Japan, total demand* for motorcycles in fiscal 2008 was approximately 710,000 units, a decline from the previous fiscal year. Although sales of small, two-wheeled motor vehicles (over 251cc) were strong—due to certain factors, including the decline in the population of younger people and those obtaining first-class motorcycle driver’s licenses, the shortage of motorcycle parking space in urban areas and other factors—sales of first-class motor-driven cycles (up to 50cc) and mini-sized two-wheeled motor mini-vehicles (126cc to 250cc) declined.

Amid these market conditions, Honda’s unit sales of motorcycles declined 7.7% from the previous fiscal year, to 311,000 units, despite an increase in sales of second-class motor-driven cycles (51cc to 125cc) for business use from replacement demands of corporate customers, as sales of scooters and other first-class motor-driven cycles as well as mini-sized two-wheeled motor mini-vehicles declined.

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

In this operating environment, Honda’s motorcycle sales in this region for fiscal 2008 decreased 4.9% from the previous year, to 313,000 units. This occurred in spite of approximately the same level of sales of large scooters as in the previous fiscal year, because of weakness in unit sales of 125cc scooters as well as naked*2 and dual-purpose*3 models.

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

In Indonesia, P.T. Astra Honda Motor, an affiliate accounted for under the equity method, added a new model of the Revo to its lineup of 100cc Cub-type models in April 2007 and introduced a version of the Fit X with disk brakes in August 2007. P.T. Astra Honda Motor also added another new model, the Supra X125, a Cub-type model, to its line in September 2007. However, these initiatives were not sufficient to make up for the slump in the first half of the year, and unit sales to affiliate(s) accounted for under the equity method declined 16.7%, to 2,056,000 units.

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

Other Regions

In Other Regions—including South America, the Middle & Near East, Africa and Oceania—unit sales increased 23.4%, to 1,610,000 units.

In Brazil, where economic performance continued to be strong, total demand in calendar 2007 increased to 1,690,000 units. Amid this operating environment, Honda posted growth in sales of its core models, the CG150 Titan, the CG125 Fan and the Biz 125 models, and unit sales in Brazil expanded.

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

North America

In calendar 2007, total demand in the United States declined from the previous year to 16,150,000 units. A decline in new car demand became clear toward the end of the year as consumer interest in purchasing new automobiles declined substantially due to such factors as the increase in oil prices, the turmoil in financial markets stemming from the subprime mortgage crisis. In addition, the market continued to shift from large sport utility vehicles (SUVs) and light trucks including pickup trucks, and toward small-size vehicles and crossover utility vehicles (CUVs) because of their fuel efficiency and smaller size.

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

*	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover EU27 and EFTA3.))

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

*1	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veículos Automotores (the Brazilian automobile association))

*2	Source: FCAI (The Federal Chamber of Automotive Industries (the Australian automobile association))

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

As a result of increased sales of automobiles, mainly in North America, credit assets and property on operating leases of financial subsidiaries rose 3.4% from the previous fiscal year, to ¥4,967.5 billion.

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

Information about allowance for credit losses is provided at Item 5. Operating and Financial Review and Prospects A. Operating Results, Application of Critical Accounting Policies. Information about finance subsidiaries-receivables and securitizations is described in Note (2) to the accompanying consolidated financial statements.

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

Application of Critical Accounting Policies

Critical accounting policies are those which require us to apply the most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and which may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. A sustained loss of consumer confidence which may be caused by continued economic slowdown, recession, rising fuel prices, financial crisis or other factors have combined to increase the uncertainty inherent in such estimates and assumptions.

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

Our policy is to continuously monitor warranty cost accruals to determine the adequacy of the accrual. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in provisions for those product warranties and net sales and other operating revenue for each business segment for each of the years in the three-year period ended March 31, 2009 are as follows:

	Yen (millions)
	2007	2008	2009
Provisions for product warranties
Balance at beginning of year	¥283,947	¥317,103	¥293,760
Warranty claims paid during the period	¥(113,454)	¥(137,591)	¥(123,509)
Liabilities accrued for warranties issued during the period	143,280	136,355	79,576
Changes in liabilities for pre-existing warranties during the period	605	(1,476)	2,233
Foreign currency translation	2,725	(20,631)	(18,081)

Balance at end of year	¥317,103	¥293,760	¥233,979

Net sales and other operating revenue	¥11,087,140	¥12,002,834	¥10,011,241

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2009 in our North America portfolio, the provision for fiscal 2009 and the allowance balance at the end of fiscal 2009 would have increased by approximately ¥7.6 billion and ¥3.1 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2009.

Additional Narrative of the Change in Credit Loss

The following table shows information related to our credit loss experience in our North American portfolio:

	Yen (billions)
	2007	2008	2009
Charge-offs (net of recoveries)	26.2	39.9	44.4
Provision for credit losses	25.5	44.8	49.7
Allowance for credit losses	28.7	28.4	31.4
Ending receivable balance	4,351.8	3,890.4	3,396.4
Average receivable balance, net	4,330.8	4,317.0	3,864.7
Charge-offs as a % of average receivable balance	0.61%	0.93%	1.15%
Allowance as a % of ending receivable balance	0.66%	0.73%	0.93%

Fiscal Year 2009 Compared with Fiscal Year 2008

The provision for credit losses increased by ¥4.9 billion, or 11%, reflecting the continued deterioration of the U.S. economy which has negatively affected certain customers’ ability to meet their contractual obligations despite the effect of exchange rate changes. Net charge-offs increased by ¥4.5 billion, or 11%. The ending allowance balance increased by ¥3.0 billion, or 11%, reflecting the higher estimate of losses incurred despite the effect of exchange rate changes.

Losses due to customer defaults on operating leases are not recognized in the provision for credit losses. These losses are recognized as a component of impairment losses on operating leases. Impairment losses recognized totaled ¥8.7 billion and ¥5.8 billion for fiscal years 2009 and 2008, respectively. Higher losses are due to the increasing volume of leases that are accounted for as operating leases.

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

We also periodically test our operating leases for impairment under Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Recoverability of operating leases to be held is measured by a comparison of the carrying amount of operating leases to future net cash flows (undiscounted and without interest charges) expected to be generated by the operating leases. If such operating leases are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the operating leases exceeds the estimated fair value of the operating leases.

We believe that our estimated losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However actual losses incurred may differ from original estimates.

If future auction values for all Honda and Acura vehicles in our North American direct financing lease portfolio as of March 31, 2009, were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumption constant, the total impact would be an increase in losses on lease residual values by approximately ¥0.6 billion. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.1 billion. With the same prerequisites shown above, the impacts to the operating lease portfolio would be approximately ¥2.5 billion and ¥0.6 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2009. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Fiscal Year 2009 Compared with Fiscal Year 2008

Despite a declining portfolio of direct financing leases and the effect of exchange rate changes, losses on lease residual values increased by ¥11.1 billion or 94% as a result of the declines in used vehicle prices. Despite the effect of exchange rate changes, incremental depreciation increased by ¥11.6 billion or 545% due to the increase in operating lease assets and declines in estimated residual values.

Impairment losses of ¥9.7 billion were recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” during the year.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds or governmental bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. Honda determines the expected long-term rate of return based on the investment policies. Honda considers the eligible investment assets under investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories. Our assumed discount rate and rate of salary increase as of March 31, 2009 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2009 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2009 were 6.9-8.0% and 1.5-6.4%, respectively, and our assumed expected long-term rate of return for fiscal 2009 was 6.5-8.0% for foreign plans.

We believe that the accounting estimates related to our pension plans is “critical accounting estimate” because changes in these estimates can materially affect our financial condition and results of operations.

Actual results may differ from our assumptions, and the difference is accumulated and amortized over future periods. Therefore, the difference generally will be reflected as our recognized expenses and recorded obligations in future periods. We believe that the assumptions currently used are appropriate, however, differences in actual expenses or changes in assumptions could affect our pension costs and obligations, including our cash requirements to fund such obligations.

The following table shows the effect of a 0.5% change in the assumed discount rate and the expected long-term rate of return on our funded status, equity, and pension expense.

Japanese Plans
Yen (billions)
Assumptions	Percentage Point Change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-87.0/+88.6	+40.9/-46.8	-4.5/+5.5
Expected long-term rate of return	+0.5/-0.5	—	—	-3.8/+3.8

Foreign Plans
Yen (billions)
Assumptions	Percentage Point Change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-14.0/+16.9	+18.7/-20.9	-3.7/+4.2
Expected long-term rate of return	+0.5/-0.5	—	—	-2.1/+2.1

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2009.

(*2)	Funded status for fiscal 2009 is affected by March 31, 2009 assumptions.

Pension expense for fiscal 2009 is affected by March 31, 2008 assumptions.

Income Taxes

Honda adopted the provision of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN No. 48) on April 1, 2007. Honda is subject to income tax examinations in many tax jurisdictions because Honda conducts its operations in various regions of the world. We recognize the tax benefit from an uncertain tax position based on the technical merits of the position when the position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate resolution. We performed a comprehensive review of any uncertain tax positions in accordance with FIN No. 48.

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

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations.” This statement replaces SFAS No. 141. This statement requires an acquirer to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date measured at that date. The statement shall be applied prospectively to business combinations for which the acquisition date is on and after an entity’s first fiscal year that begins after December 15, 2008, with early adoption not permitted. It is not anticipated that adoption will have a material impact on the Company’s consolidated financial position or results of operations.

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

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”, and SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which change the accounting for transfers of financial assets and the criteria for determining whether to consolidate a variable interest entity (VIE). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity (“QSPE”), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured and requires additional disclosures. SFAS No. 167 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. SFAS No. 166 and SFAS No. 167 are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for subsequent interim and annual reporting periods. Honda periodically securitizes and sells pools of receivables to a special purpose entity. Management is currently evaluating the impact of SFAS No. 166 and SFAS No. 167 on the Company’s consolidated financial position or results of operations.

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

Honda requires operating capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities.

Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. Year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-financial services businesses was ¥766.6 billion as of March 31, 2009. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, securitization of finance receivables and intercompany loans. Year-end balance of liabilities associated with these finance subsidiaries’ funding for financial services business was ¥4,515.8 billion as of March 31, 2009.

Cash Flows

Consolidated cash and cash equivalents for the year ended March 31, 2009 decreased by ¥360.5 billion from March 31, 2008, to ¥690.3 billion. The reasons for the increases or decreases for each cash flow activity are as follows.

Net cash provided by operating activities amounted to ¥383.6 billion of cash inflows. Cash inflows from operating activities decreased by ¥743.2 billion compared with the previous fiscal year, due mainly to a decrease in cash received from customers, primarily due to lower unit sales in the automobile business in North America and an increase in inventories, which was offset by decreased payments for parts and raw materials primarily due to a decrease in automobile production and decreased payments for operating expenses.

Net cash used in investing activities amounted to ¥1,133.3 billion of cash outflows, due mainly to capital expenditures and the purchase of operating lease assets (which exceeds proceeds from sales of operating lease assets), which was offset by collections of and proceeds from sales of finance subsidiaries-receivables (which exceeded acquisitions of finance subsidiaries-receivables). Cash outflows from investing activities decreased by ¥553.0 billion compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables and the purchases of operating lease assets and an increase in proceeds from sales of finance subsidiaries-receivables and operating lease assets.

Net cash provided by financing activities amounted to ¥530.8 billion of cash inflows, due mainly to proceeds from long-term debt and increase in short-term debt (which exceeded repayment of long-term debt), which was offset by cash dividends paid. Cash inflows from financing activities decreased by ¥157.1 billion compared with the previous fiscal year.

Liquidity

The ¥690.3 billion in cash and cash equivalents at the end of year corresponds to approximately 0.8 month of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,697.4 billion have committed lines of credit equivalent to ¥864.5 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks as of the date of the filing of Honda’s form 20-F.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2009.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A1
Standard & Poor’s Rating Services	A-1	A+
Rating and Investment Information	a-1+	AA

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

C. Research and Development

Honda and its consolidated subsidiaries use the most advanced technologies to conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with significant freedom. Product-related R&D is spearheaded by Honda R&D Co., Ltd.; Honda R&D Americas, Inc. in the United States; and Honda R&D Europe (Deutschland) GmbH in Germany. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. All of these entities work in close association with our other entities and businesses in their respective regions.

Total consolidated R&D expenses for the year ended March 31, 2009 amounted to ¥563.1 billion.

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

Major developments in Japan in fiscal 2009 included the development of Japan’s first built-in type navigation system for motorcycles. The system is designed to be positioned below the meters for best legibility and visibility for the driver and, for safety, the navigation system can be operated as the rider continues to hold the handles. These systems have been installed on a limited basis on Honda’s GOLDWING AIRBAG NAVI sports touring motorcycle. In addition, Honda has introduced its PGM-FI electronic fuel injection systems on its fully redesigned 50cc Monkey leisure model and its SHADOW Classic 400 cruiser model as well as its new model SHADOW Custom 400. These systems further improve environmental performance and contribute to a superior start-up and a smooth ride. Moreover, Honda has converted both its combined brake system for front and rear wheels and its anti-lock braking system to electronic operation for more-precise control and developed the world’s first electronically controlled “Combined ABS,” which is an advanced system that greatly increases the feeling of security when braking. This system has been installed on the CBR1000RR ABS super sports model and the CBR600RR ABS, which have been newly introduced on the market. In addition, in Brazil, Honda has newly launched the CG150 TITAN MIX motorcycle equipped with its flexible-fuel technology that makes possible the use of any ratio of bioethanol and gasoline. This is the first motorcycle in the world to offer this feature.

R&D expenses in the Motorcycle Business segment in fiscal 2009 totaled ¥83.6 billion.

Automobile Business

In the Automobile Business segment, we work to develop innovative technologies and products through creativity-oriented development in response to customer needs. We are also actively developing technologies that address environmental issues and provide advanced safety performance.

Major achievements in Japan during the fiscal year 2009 included the introduction of the new FREED, a compact minivan that offers a compact body size as well as a roomy and comfortable interior. Also, Honda implemented full model changes for the Odyssey and Accord and equipped these models with its Motion Adaptive Electric Power Steering Assist system, which provides driving stability support by stabilizing the steering motion when vehicle behavior becomes unstable due to cornering or changes in road conditions. In addition, Honda carried out a full model change on the Life and equipped it with the world’s first i—SRS air-bag system for the driver’s seat with continuously staged inflation, which offers a high degree of protection and low impact for passengers through continuous variability of the air-bag capacity and emission control. Moreover, Honda introduced the Insight, its new model hybrid car, equipped with Honda’s lightweight, compact hybrid system and Eco Assist Ecological Drive Assist System, which offer superior eco-performance and a comfortable ride. Additionally, Honda commenced the production of the FCX Clarity, a new model fuel cell vehicle, and began to lease these vehicles in Japan in November 2008 and in the United States in July 2008.

R&D expenses in the Automobile Business segment in fiscal 2009 totaled ¥422.3 billion.

Power Product and Other Businesses

In the Power Product Business, we are seeking to develop products that match customers’ lifestyles and needs while strengthening our lineup of offerings that address environmental issues.

Important developments in this segment in Japan during the fiscal year included expanding the product lineup and sales coverage of solar cell batteries manufactured by a Honda subsidiary, which is engaged in the production and marketing of these batteries. In view of the rising concern in Japan about environmental issues, coverage was extended on a nationwide basis to include not only units for use in households but also thin-film solar batteries for the public sector and industry. Also in the power product operations in Japan, Honda introduced the Yukios SB800, which is a compact and lightweight snow removal device that clears snow without blowing it from one place to another and can be used easily, even by beginners. Also, in Japan, Honda introduced the Pianta FV200, a gas-powered mini-tiller that uses the same butane gas canisters that are already in wide use among households for powering portable gas stoves. This mini-tiller is easy to use, even for beginners, and is suited to making home gardening easier and more fun.

R&D expenses in this segment in fiscal 2009 totaled to ¥57.2 billion.

Fundamental Research

In the area of fundamental research, Honda is pursuing steady and varied research activities into technologies that may lead to innovative applications.

One of Honda’s research initiatives is developmental work on a Walking Assist Drive, which can provide support for persons whose legs have become weak. Honda is conducting this research jointly with medical institutions and has announced a test model. Going forward, Honda will be verifying the effectiveness of these devices in actual use.

In another research area, Honda has decided to build a new research facility with the aim of commercializing manufacturing technologies for bioethanol produced from cellulose materials, including caulome, leaves, and other substances that are not suited for consumption as food.

Additionally, Honda’s subsidiary, Honda Research Institute Japan Co., Ltd., is conducting joint research on brain machine interface (BMI) technology. These research activities are the first in the world to combine electroencephalography and near-infrared spectroscopy technologies as well as newly developed information extraction technology to devise systems that will enable the control of robots by human thought alone. Looking to the future, this technology will be further developed for application to human-friendly products by integrating it with intelligent technologies and/or robotic technologies.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

Patents and Licenses

At March 31, 2009, Honda owned more than 13,900 patents in Japan and more than 21,400 patents abroad. Honda also had applications pending for more than 17,700 patents in Japan and for more than 19,000 patents abroad. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5. A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

(Special Purpose Entity)

For the purpose of accelerating the receipt of cash related to our finance receivables, we periodically securitize and sell pools of these receivables. In these securitizations, we sell a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. We remain as a servicer of the finance receivables and are paid a servicing fee for our services. The special purpose entity transfers the receivables to a trust or bank conduit, which issues interest-bearing asset-backed securities or commercial paper, respectively, to investors. We retain certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interests in certain cash reserves provided as credit enhancements for investors. We apply significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affect the recoverability of our retained interests in the sold finance receivables. We periodically evaluate these assumptions and adjust them, if appropriate, to reflect the performance of the finance receivables. Information about finance subsidiaries-receivables and securitizations is described in Note (2) to the accompanying consolidated financial statements.

(Guarantee)

At March 31, 2009, we guaranteed ¥33.6 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥33.6 billion. As of March 31, 2009, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2009:

Contractual Obligations

	At March 31, 2009 Yen (millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	2,910,160	977,523	1,037,624	798,944	96,069
Operating leases	128,673	26,776	34,700	19,142	48,055
Purchase commitments *[1]	144,874	144,874	—	—	—
Interest payments *2	326,718	159,012	120,991	44,140	2,575
Contributions to defined benefit pension plans *3	82,795	82,795	—	—	—

Total	3,593,220	1,390,980	1,193,315	862,226	146,699

*[1]	Honda had commitments for purchases of property, plant and equipment at March 31, 2009.

*2	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2009.

*3	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥125,771 million is not represented in the table above.

At March 31, 2009, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

The Board of Directors appoints one President and Director and may appoint one Chairman of the Board of Directors and several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among its members. The President represents the Company. In addition, the Board of Directors may appoint, pursuant to its resolutions, Directors who shall each represent the Company. Under the Company Law of Japan, a representative director individually has authority to represent the Company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company.

Under the Company Law, the Corporate Auditors of the Company have the duty to audit the Director’s execution of their duties. Corporate Auditors are not required to be, and the Corporate Auditors of the Company are not, certified public accountants, and may not at the same time be Directors or employees of the Company or any of its subsidiaries. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Corporate Auditors of the Company form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom has never served as a director, accounting councilor, operating officer, manager or employee of the Company or any of its subsidiaries. Corporate Auditors are required to elect from among themselves at least one Standing Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of investigation by Corporate Auditors of the status of the corporate affairs, and assets of the Company and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants as accounting auditor. Such independent certified public accountants have their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by the Representative Director to general meetings of shareholders to prepare an accounting audit report thereon and to notify the contents of such report to the specified Corporate Auditor and the specified Director in charge.

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Representative Directors

Satoshi Aoki (August 19, 1946)	Director of the Company from June 1995 Chairman and Director of the Company, appointed in June 2007 Executive Vice President and Director of the Company, appointed in June 2005 Compliance Officer, appointed in April 2004 Senior Managing Director of the Company, appointed in June 2000 Managing Director of the Company, appointed in June 1998 Chief Operating Officer for Business Management Operations, appointed in June 1998 Director of the Company, appointed in June 1995 General Manager of Finance Division for Business Management Operations, appointed in June 1994 Joined Honda in April 1969	*3	20,100

Takanobu Ito (August 29, 1953)	Director of the Company from June 2000 President and Director of the Company, appointed in June 2009 President and Director of Honda R&D Co., Ltd., appointed in April 2009 (presently held) Senior Managing Director of the Company, appointed in June 2007 Chief Operating Officer for Automobile Operations, appointed in April 2007 Managing Officer of the Company, appointed in June 2005	*3	8,800

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

Chief Operating Officer for Regional Operations

(Latin America),

appointed in April 2000

		*3	12,700

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Director of the Company,

appointed in June 1997

President and Director of Honda Automoveis do Brasil Ltda.,

appointed in June 1996

President and Director of Moto Honda da Amazonia Ltda.,

appointed in June 1996

President and Director of Honda Motor do Brasil Ltda.

(presently Honda South America Ltda.),

appointed in June 1996

Joined Honda in April 1970

Directors

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

Joined Honda in April 1972

		*3	20,500

Mikio Yoshimi (September 6, 1947)	Director of the Company from June 1998 Senior Managing Director of the Company, appointed in June 2006 Government & Industrial Affairs, appointed in April 2006 (presently held) Chief Officer of Driving Safety Promotion Center, appointed in April 2006 Compliance Officer, appointed in April 2005 (presently held) Managing Director of the Company, appointed in June 2004	*3	10,200

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

Executive Vice President and Director of Honda of America Mfg., Inc.,

appointed in June 1998

Joined Honda in April 1970

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Senior Managing Director of the Company, appointed in June 2008 Managing Director of the Company, appointed in June 2004 President and Director of Honda Motor Europe Limited, appointed in April 2004 (presently held) Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2004 (presently held) Director of the Company, appointed in June 1998 President and Director of Honda Canada Inc., appointed in June 1998 Joined Honda in April 1974	*3	12,400

Akio Hamada (December 2, 1948)	Director of the Company from June 1999 General Supervisor, Quality, appointed in April 2009 (presently held) Senior Managing Director of the Company, appointed in June 2008 General Supervisor, Information Systems, appointed in April 2008 (presently held) Risk Management Officer, appointed in April 2008 (presently held)	*3	8,800

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Chief Operating Officer for Production Operations,

appointed in April 2008 (presently held)

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

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		*3	10,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

General Manager of Motorcycle Sales Division for

Regional Sales Operations (Japan),

appointed in April 2001

Joined Honda in April 1969

		*3	12,400

Fumihiko Ike (May 26, 1952)	Director of the Company from June 2003 President and Director of Asian Honda Motor Co., Ltd., appointed in April 2008 (presently held) Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2008 (presently held) Managing Director of the Company, appointed in June 2007 Chief Operating Officer for Business Management Operations, appointed in April 2006 Director of the Company, appointed in June 2003 Chief Operating Officer for Power Product Operations, appointed in April 2003 Joined Honda in February 1982	*3	11,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Masaya Yamashita (April 5, 1953)	Director of the Company from June 2003 Managing Director of the Company, appointed in June 2008 Chief Operating Officer for Purchasing Operations, appointed in April 2008 (presently held)	*3	8,800

General Manager of Kumamoto Factory of Production

Operations,

appointed in April 2006

Operating Officer of the Company,

appointed in June 2005

Director of the Company,

appointed in June 2003

General Manager of Automobile Purchasing Division 1 in

Purchasing Operations,

appointed in April 2002

Joined Honda in April 1977

Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 Ambassador to Canada, appointed in April 2001	*3	300

Nobuo Kuroyanagi (December 18, 1941)

Director of the Company from June 2009

Director of the Company,

appointed in June 2009

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(BTMU),

appointed in April 2008 (presently held)

President of BTMU,

appointed in January 2006

President and CEO of Mitsubishi UFJ Financial Group, Inc.

(MUFG),

appointed in October 2005 (presently held)

President and CEO of Mitsubishi Tokyo Financial Group, Inc.

(MTFG; presently, MUFG),

appointed in June 2004

President of The Bank of Tokyo-Mitsubishi, Ltd.

(BTM; presently, BTMU),

appointed in June 2004

Director of MTFG (presently, MUFG),

appointed in June 2003

		*3	None

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Deputy President of BTM (presently, BTMU),

appointed in June 2002

Managing Officer of BTM (presently, BTMU),

appointed in June 2001

Managing Director of BTM (presently, BTMU),

appointed in June 1996

Director of BTM (presently, BTMU),

appointed in April 1996

Director of Mitsubishi Bank, Ltd. (presently, BTMU),

appointed in June 1992

Joined Mitsubishi Bank, Ltd. (presently, BTMU) in April 1965

Takeo Fukui (November 28, 1944)

Director of the Company from June 1988

Director and Advisor of the Company,

appointed in June 2009

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

Joined Honda in April 1969

		*3	27,700

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hiroshi Kobayashi (November 12, 1954)

Director of the Company from June 2009

Director of the Company,

appointed in June 2009

Chief Operating Officer for Regional Sales Operations (Japan),

appointed in April 2009 (presently held)

Deputy Chief Operating officer for Regional Sales Operations (Japan); General Manager of Automobile Sales Operations for Regional Sales Operations (Japan); General Manager of Aftermarket Operations in Regional Sales Operations (Japan); General Manager of ASIMO Business Office in Regional Sales Operations (Japan),

appointed in April 2008

Operating Officer of the Company,

appointed in June 2005

President and Director of Honda Canada Inc.,

appointed in April 2004

Director of the Company,

appointed in June 2003

Executive Vice President and Director of Honda Motor Europe Limited,

appointed in April 2003

Joined Honda in April 1978

		*3	12,500

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

Operating Officer of the Company,

appointed in June 2005

Director of the Company,

appointed in June 2004

President of Guangzhou Honda Automobile Co., Ltd.
(presently, Guangqi Honda Automobile Co., Ltd.),

appointed in April 2004

Joined Honda in April 1978

		*3	10,600

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hiroshi Soda (September 14, 1956)

Director of the Company from June 2008

Corporate Communications,

appointed In April 2009 (presently held)

Director of the Company,

appointed in June 2008

Chief Officer of Driving Safety Promotion Center,

appointed in April 2008 (presently held)

Chief Operating Officer for Business Support Operations,

appointed in April 2008 (presently held)

Executive Vice President and Director of American Honda Motor Co., Inc.,

appointed in December 2006

Operating Officer of the Company,

appointed in June 2005

Executive Vice President of Honda North America, Inc.,

appointed in January 2000

Joined Honda in April 1979

		*3	10,000

Takuji Yamada (September 28, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Operating Officer for Power Product Operations, appointed in April 2008 (presently held) President and Director of Honda Motor Europe (North) GmbH, appointed in April 2006 Operating Officer of the Company, appointed in June 2005 Executive Vice President of American Honda Motor Co., Inc., appointed in December 2004 Joined Honda in April 1980	*3	8,800

Yoichi Hojo (February 17, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Operating Officer for Business Management Operations, appointed in April 2008 (presently held) Operating Officer of the Company, appointed in June 2006 General Manager of Automobile Purchasing Division 2 in Purchasing Operations, appointed in April 2006 Joined Honda in April 1978	*3	9,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Tsuneo Tanai (January 24, 1957)	Director of the Company from June 2009 Director of the Company, appointed in June 2009 Chief Operating Officer for Automobile Operations, appointed in April 2009 (presently held) President and Director of Honda of America Mfg, Inc., appointed in April 2008 Operating Officer of the Company, appointed in June 2006 Executive Vice President of Honda of America Mfg., inc., appointed in April 2006 Managing Director of Honda R&D Co., Ltd., appointed in June 2004 Joined Honda in April 1981	*3	9,400

Hiroyuki Yamada (December 14, 1956)	Director of the Company from June 2009 Director of the Company, appointed in June 2009 Chief Operating Officer for Customer Service Operations, appointed in April 2009 (presently held) Stationed at American Honda Motor Co., Inc. in April 2004 Joined Honda in April 1982	*3	3,000

Corporate Auditors

Toru Onda (March 18, 1949)	Corporate Auditor of the Company (full-time), appointed in June 2008 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in January 1977	*5	10,800

Hideki Okada (June 1, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2009 Executive Vice President of American Honda Motor Co., Inc., appointed in April 2007 General Manager of Regional Operation Planning Office (North America), appointed in April 2007	*6	8,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
	Operating Officer of the Company, appointed in June 2006 General Manager of Accounting Division for Business Management Operation, appointed in June 2004 Joined Honda in April 1977

Koukei Higuchi (March 14, 1936)	Corporate Auditor of the Company, appointed in June 2003 Advisor of the Board of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.), appointed in June 2003 (presently held) Chairman of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.), appointed in June 2001 Joined The Tokio Marine and Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.) in April 1960	*4	300

Fumihiko Saito (June 9, 1945)	Corporate Auditor of the Company, appointed in June 2004 Representative of the Saito Law Office in February 2006 (presently held) Partner of Haarmann Hemmelrath Saito Law Office in June 2003 Registered as a lawyer in April 1973	*5	300

Yuji Matsuda (August 27, 1951)	Corporate Auditor of the Company, appointed in June 2007 President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd., appointed in June 2006 (presently held) Joined The Mitsubishi Trust and Banking Corporation (presently The Mitsubishi UFJ Trust and Banking Corp.) in April 1975	*4	1,300

*1.	Mr. Kensaku Hogen and Mr. Nobuo Kuroyanagi satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.
*2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.
*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2009.
*4.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 22, 2007.
*5.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 24, 2008.

*6.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2009.
*7.	The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. Managing Officers and Operating Officers under operating officer system are not statutory positions under the Japanese Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers, as voluntarily disclosed in Japan, are listed below.

Managing Officers

Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Limited President and Director of Honda of the U.K. Manufacturing Ltd.

Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

Operating Officers

Manabu Nishimae	President and Director of Honda Canada Inc.

Koichi Fukuo	Quality, Certification & Regulation Compliance

Masahiro Takedagawa	President and Director of Honda Siel Cars India Limited President and Director of Honda Motor India Private Ltd.

Yoshiyuki Matsumoto	General Manager of Suzuka Factory of Production Operations

Eiji Okawara	President and Director of Honda Engineering Co., Ltd.

Ko Katayama	General Manager of Saitama Factory of Production Operations

Masahiro Yoshida	General Manager of Hamamatsu Factory of Production Operations

Seiji Kuraishi	President of Dongfeng Honda Automobile Co., Ltd.

Takashi Nagai	Executive Vice President of Asian Honda Motor Co., Ltd.

Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Toshiaki Mikoshiba	Russia and other CIS countries for Regional Operations (Europe, the Middle & Near East and Africa) Executive Vice President and Director of Honda Motor Europe Limited

Yoshi Yamane	General Manager of Corporate Project of the Company Production for Regional Operations (China)

Takashi Sekiguchi	Executive Vice President of American Honda Motor Co., Inc.

Takahiro Hachigo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

Hiroshi Sasamoto	Manufacturing of Honda Canada Inc.

Chitoshi Yokota	Automobile Products for Automobile Operations

Michimasa Fujino	President and Director of Honda Aircraft Company, Inc.

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

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2009 was ¥1,181 million, including ¥1,058 million paid to 25 directors (who include four directors who retired during that fiscal year) and ¥123 million paid to seven corporate auditors (who include two corporate auditors who retired during that fiscal year). The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also directors of subsidiaries of the Company.

The total amount of bonuses that were paid during the year ended March 31, 2009 was ¥587 million, including ¥510 million to our 20 directors as of the end of the year ended March 31, 2008 and ¥77 million to our six corporate auditors as of the end of the year ended March 31, 2008.

The amount of retirement allowances paid to three retired directors and two retired corporate auditors totaled ¥1,041 million, both of which payments were in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2008. The company abolished its system for the payment of retirement benefits to corporate officers as of the conclusion of the Ordinary General Meeting of Shareholders held in June 2008, and the decision was taken to make a final payment of such allowances for retirement benefits that had accrued through the date of the general meeting.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2009, 2008 and 2007.

As of March 31, 2009

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
181,876	35,908	133,114	2,071	10,783

At March 31, 2009, Honda had 181,876 full-time employees, including 111,581 local nationals employed in its overseas operations.

As of March 31, 2008

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
178,960	36,059	130,457	2,014	10,430

At March 31, 2008, Honda had 178,960 full-time employees, including 109,213 local nationals employed in its overseas operations.

As of March 31, 2007

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
167,231	33,137	121,691	1,988	10,415

At March 31, 2007, Honda had 167,231 full-time employees, including 98,493 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2009.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2007, 2008 and 2009 were 2.0%, 2.0% and 1.9%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 23, 2009 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	249,300 shares	0.014%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2009, the Association owned 4,890,346 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2009, 1,834,828,430 shares of Honda’s Common Stock were issued and 1,814,609,000 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2009:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account 4G)	95,401	5.20%
Japan Trustee Services Bank, Ltd. (trust account)	95,138	5.19%

According to a statement on Schedule 13G (Amendment No. 5) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 6, 2009, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2008, 146,935,534 shares, or 8.1% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2009 were 1,834,828,430 shares of Common Stock, of which 81,804,835 shares represented by ADSs and 256,973,523 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 251 at March 31, 2009.

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

During the fiscal year ended March 31, 2009, Honda had sales of ¥403.3 billion and purchases of ¥948.4 billion with equity affiliates accounted under the equity method. As of March 31, 2009, Honda had receivables of ¥104.3 billion from affiliated companies, and had payables of ¥96.3 billion to affiliated companies.

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

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims including 71 purported class actions in the United States.

Honda records a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes an unfavorable outcome is not probable or when a reasonable estimate of the amount or range of loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 71 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

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

The Company distributed year-end cash dividends of ¥8 per share for the year ended March 31, 2009. As a result, total cash dividends for the year ended March 31, 2009, together with the first quarter cash dividends of ¥22, the second quarter cash dividends of ¥22 and the third quarter cash dividends of ¥11, were ¥63 per share, a decrease of ¥23 from the annual dividends paid for the year ended March 31, 2008.

The Company plans to distribute quarterly cash dividends of ¥8 per share for each quarter for the year ending March 31, 2010. As a result, total cash dividends for the year ending March 31, 2010 are planned to be ¥32 per share, a decrease of ¥31 from the annual dividends paid for the year ended March 31, 2009.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2009)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 25, 2008	October 28, 2008	January 30, 2009	June 23, 2009
Dividend per Share of Common Stock (yen)	22.00	22.00	11.00	8.00
Total Amount of Dividends Yen (millions)	39,921	39,921	19,960	14,516

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2009, Honda’s shares were traded over two stock exchanges in Japan.

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

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2009 was approximately 224,721,500 shares of Common Stock on the TSE and approximately 26,090,900 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE*		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2005	¥2,850	¥2,185	$27.30	$19.25
2006	3,750	2,510	31.74	23.75
2007	4,940	3,270	40.82	29.13

2008
1st quarter	¥4,520	¥3,950	$36.59	$33.30
2nd quarter	4,600	3,430	37.80	31.29
3rd quarter	4,400	3,530	37.64	32.14
4th quarter	3,660	2,610	33.61	27.01

2009
1st quarter	¥3,910	¥2,765	$36.40	$27.69
2nd quarter	3,850	3,000	35.67	28.20
3rd quarter	3,190	1,643	30.08	17.35
4th quarter	2,515	1,860	25.58	20.28

CY 2009
Jan	¥2,310	¥1,860	$25.15	$20.28
Feb	2,515	2,015	25.58	21.95
Mar	2,510	2,030	25.03	20.72
Apr	2,920	2,390	29.59	24.83
May	3,070	2,585	31.00	27.45

*	The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. The reported high and low sales prices of Honda’s shares on the TSE in yen have been adjusted based on the shares after stock split.

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

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan (including the cabinet order and ministerial ordinances promulgated thereunder; the “Book-Entry Law”), and since then the shares of all Japanese companies listed on any Japanese financial instruments exchange, including Honda’s shares, have become subject to this new system. On the same day, all existing shares were dematerialized and all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the sole institution that is designated by the relevant authorities as a book-entry transfer institution which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account management institution unless such person has an account directly at JASDEC. “Account management institutions” are, in general, financial instruments firms engaged in type 1 financial instruments business (i.e., securities brokers/dealers), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is by an application for book entry recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares recorded in such account.

Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of information notified by JASDEC to Honda at certain prescribed time, in order to exercise minority shareholders’ rights (other than those the record dates for which are fixed) against Honda, a holder of an account with shares needs to make an application through an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to Honda, and to exercise rights within four weeks from such notice.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to Honda through JASDEC. Japanese financial instruments firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from Honda to non-resident shareholders are delivered to such standing proxies or mailing addresses.

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

Under the Book-Entry Law, Honda must give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by its shareholders at account management institutions or at JASDEC will be increased in accordance with the applicable ratio.

Consolidation of Shares

Honda may at any time consolidate the shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director of Honda must disclose the reason for the consolidation of the shares at the general meeting of shareholders.

Under the Book-Entry Law, Honda must give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the relevant record date. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by its shareholders at account management institutions or at JASDEC will be decreased in accordance with the applicable ratio.

Japanese Unit Share System

Consistent with the requirements of the Company Law, the articles of incorporation of Honda adopts unit share system called as “tan-gen-kabu”, under which 100 shares constitute one voting unit of shares. The board of directors of Honda by itself may reduce, but not to increase, the number of shares that constitute a voting unit or abolish the unit share system entirely by amendments to the articles of incorporation by a board resolution. An increase in the number of shares that constitute one voting unit requires an amendment to the articles of incorporation by a special resolution of a general shareholders’ meeting. In any case, the number of shares constituting one voting unit may not exceed 1,000 shares or 0.5% of the total issued shares.

Under the Book-Entry Law, shares constituting less than one unit are transferable. Under the rules of the Japanese financial instruments exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese financial instruments exchanges.

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

Other Rights of a Holder of Shares Representing Less Than One Voting Unit

In addition to the right described in the preceding paragraph, a holder of shares representing less than one voting unit also has the rights including the followings and these rights may not be restricted by the articles of incorporation:

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

•

any other rights provided in the relevant Ordinance of the Ministry of Justice, including rights to receive cash or other distribution derived from consolidation of shares, stock split, allocation of stock acquisition rights without consideration, distribution of surplus or reorganization of a corporation.

Other rights of a holder of shares constituting less than one voting unit may be restricted if the articles of incorporation so provide.

Voting rights under the unit share system

Under the unit share system, the shareholders shall have one voting right for each voting unit of shares that they hold. A shareholder who owns shares representing less than one voting unit will not be able to exercise voting rights and any other rights relating thereto.

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

Shareholders’ Register Manager

The Chuo Mitsui Trust and Banking Company, Limited is the Shareholders’ Register Manager for the shares. Chuo Mitsui’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo, 105-8574, Japan. Chuo Mitsui maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in “—Record Date” below.

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

Under the Book-Entry Law, Honda is required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give notice to Honda of the names and addresses of all of its shareholders of record, the numbers of shares held by them and other relevant information as of such record date.

The shares generally trade ex-dividend or ex-rights on the Japanese financial instruments exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings. On April 1, 2009, the Tokyo Stock Exchange announced that, with respect to record dates on or after November 19, 2009, shares will trade ex-dividend or ex-rights on the Tokyo Stock Exchange on the second business day prior to such record date.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under such Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Copies of any report must also be furnished to the corporation and to all Japanese financial instruments exchanges on which the corporation’s shares are listed or in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

Daily Price Limits under Japanese Financial Instruments Exchange Rules

Share prices on Japanese financial instruments exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set in absolute yen according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

C. Material Contracts

All contracts concluded by Honda during the two years preceding this filing were entered into in the ordinary course of business.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E. Taxation

Japanese Taxes

The following is a summary of the principal Japanese tax consequences as of the date of the filing of this Form 20-F to owners of Honda’s shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from Honda’s shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisers as to:

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until December 31, 2011, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland.

Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S.-Japan Tax Treaty”), a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on shares at a rate of 10%. A similar withholding tax treatment applies under the new tax treaty between the United Kingdom and Japan for dividends taxed on or after January 1, 2007 due to the renewal of such treaty. The tax treaty between France and Japan was renewed, effective from December 1, 2007, under which the standard treaty withholding rate for portfolio investors on dividends taxed on or after January 1, 2008 was reduced from 15% to 10%. In addition, the tax treaty between Australia and Japan has also been renewed, effective from December 3, 2008, under which the standard treaty withholding rate on dividends taxed on or after January 1, 2009 will be reduced in general from 15% to 10%. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the U.S.-Japan Tax Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the U.S.-Japan Tax Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares, generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for purposes of the U.S.-Japan Tax Treaty, (i) holds the shares and ADSs that do not form part of the business property of a permanent establishment through which the beneficial owner carries on or has carried on business and (ii) is not otherwise ineligible for benefits under the U.S.-Japan Tax Treaty, as the case may be, with respect to income and gain from the shares or ADSs.

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

Taxation of Dividends

Under the U.S. federal income tax laws and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Honda out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the U.S.-Japan Tax Treaty and paid over to Japan will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the U.S.-Japan Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s United States federal income tax liability. Please see “Japanese Taxation,” above, for the procedures for obtaining a reduced rate of withholding under a treaty or a tax refund.

Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. holder.

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

Passive Foreign Investment Company (PFIC) Rules

Honda believes its shares and ADSs are not stock of a PFIC for United States federal income tax purposes. This conclusion is a factual determination that is made annually and thus may be subject to change.

In general, Honda will be a PFIC with respect to a U.S. holder if for any taxable year in which such holder held our shares or ADSs:

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

If Honda is treated as a PFIC, and a U.S. holder does not make a mark-to-market election, as described below, that U.S. holder will be subject to special rules with respect to:

•	any gain it realizes on the sale or other disposition of its shares or ADSs; and

•

any excess distribution that Honda makes to the U.S. holder (generally, any distributions to it during a single taxable year that are greater than 125% of the average annual distributions received by it in respect of the shares or ADSs during the three preceding taxable years or, if shorter, its holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which it realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If a U.S. holder owns shares or ADSs in a PFIC that are treated as marketable stock, such holder may make a mark-to-market election. If a U.S. holder makes this election, it will not be subject to the PFIC rules described above. Instead, in general, a U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amount.

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

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. The adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations. Additional detailed information is described in Note (14) to the accompanying consolidated financial statements.

Foreign Currency Exchange Rate Risk

Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2008 and 2009. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2008			2009
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contracts	Contract amount	Fair value		Contract amount	Fair value
To sell US$	¥214,797	9,199	104.25	¥182,941	(8,966)	93.33
To sell EUR	40,963	64	157.99	42,324	(2,086)	123.40
To sell CA$	14,146	560	101.72	379	(5)	76.99
To sell GBP	70,227	2,739	207.07	49,681	(2,673)	133.42
To sell other foreign currencies	12,147	362	various	16,549	(387)	various
To buy US$	7,104	(196)	102.92	3,287	131	94.26
To buy other foreign currencies	2,272	(29)	various	1,933	(11)	various
Cross-currencies	254,189	(517)	various	234,521	94	various

Total	¥615,845	12,182		¥531,615	(13,903)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option Contracts	Contract amount	Fair value		Contract amount	Fair value
Option purchased to sell US$	¥96,720	877	various	¥24,548	304	various
Option written to sell US$	136,005	(502)	various	51,551	(1,743)	various
Option purchased to sell other currencies	17,378	409	various	—	—	—
Option written to sell other currencies	22,101	(457)	various	—	—	—

Total	¥272,204	327		¥76,099	(1,439)

Interest Rate Risk

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Our finance receivables are primarily fixed rate. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing (normally three-five years) to fixed rate financing in order to match financing costs with income from finance receivables. Foreign currency and interest rate swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2008 and 2009. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2008		2009
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥23,580	*	¥24,720	14,156	5,364	3,035	1,438	725	2	*	4.83%
US$	657,278	*	199,172	179,717	19,115	339	1	—	—	*	6.00%
Other	531,776	*	475,409	136,583	144,600	110,581	71,899	11,729	17	*	3.92%

Total—Direct Financing Leases	¥1,212,634	*	¥699,301	330,456	169,079	113,955	73,338	12,454	19	*

Other Finance Receivables
JP¥	¥441,695	437,032	¥450,177	150,408	114,770	83,856	51,594	31,828	17,721	445,588	4.83%
US$	2,515,518	2,645,690	2,561,667	904,796	577,081	494,761	375,378	175,880	33,771	2,481,293	5.55%
Other	610,201	524,144	504,599	234,525	121,639	82,669	45,841	17,083	2,842	499,198	6.10%

Total—Other Finance Receivables	¥3,567,414	3,606,866	¥3,516,443	1,289,729	813,490	661,286	472,813	224,791	54,334	3,426,079

Retained interests in securitizations**	54,636	54,636	45,648							45,648

Total***	¥4,834,684		¥4,261,392

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.
** :	The retained interests in securitizations is accounted for as “trading” securities and is reported at fair value.
*** :	The finance subsidiaries-receivables include finance subsidiaries-receivables included in trade receivables and other assets in the consolidated balance sheets. Additional detailed information is described in Note (2) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)

	2008		2009
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Japanese yen bonds	¥250,080	251,166	¥260,000	60,000	60,000	70,000	30,000	40,000	—	290,411	1.18
Japanese yen medium-term notes (Fixed rate)	321,600	324,504	220,263	74,645	77,425	33,650	25,113	6,452	2,978	213,717	1.18
Japanese yen medium-term notes (Floating rate)	165,000	166,308	125,865	20,647	28,687	16,378	58,168	1,985	—	118,553	1.01
U.S. dollar medium-term notes (Fixed rate)	274,346	286,869	390,098	73,511	50,968	34,305	—	143,101	88,213	359,107	5.57
U.S. dollar medium-term notes (Floating rate)	1,005,456	1,010,974	796,545	632,125	65,915	98,505	—	—	—	780,050	1.45
Loans and others—primarily fixed rate	691,220	701,228	1,117,389	116,595	320,430	181,361	219,545	274,580	4,878	1,023,938	3.92

Total	¥2,707,702	2,741,049	¥2,910,160	977,523	603,425	434,199	332,826	466,118	96,069	2,785,776

Interest Rate Swaps

		2008		2009
		Yen (millions)		Yen (millions)
Notional principal currency	Receive/Pay				Expected maturity date							Average receive rate	Average pay rate
		Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	Float/Fix	¥2,330	(4)	¥510	110	400	—	—	—	—	(3)	1.02%	1.55%
US$	Float/Fix	2,885,355	(81,730)	2,866,860	1,226,632	938,069	562,758	119,804	19,597	—	(88,322)	1.34%	3.95%
	Fix/Float	403,333	13,135	599,600	146,528	112,343	58,373	1,418	192,531	88,407	36,867	5.35%	2.81%
	Float/Float	67,127	(36)	24,558	24,558	—	—	—	—	—	(76)	1.12%	1.56%
CA$	Float/Fix	658,179	(9,924)	570,945	206,140	166,961	104,088	70,434	22,847	475	(25,298)	0.85%	3.69%
	Fix/Float	154,287	4,418	210,427	7,714	39,022	46,769	46,769	70,153	—	17,372	5.22%	2.03%
	Float/Float	100,876	(325)	32,222	21,901	10,321	—	—	—	—	(143)	0.64%	1.00%
GBP	Float/Fix	23,469	83	22,002	11,377	10,625	—	—	—	—	(691)	2.33%	5.00%

Total		¥4,294,956	(74,383)	¥4,327,124	1,644,960	1,277,741	771,988	238,425	305,128	88,882	(60,294)

Currency & Interest Rate Swaps

			2008		2009
			Yen (millions)		Yen (millions)
Receiving side currency	Paying side currency					Expected maturity date							Average receive rate	Average pay rate
		Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	US$	Fix/Float	¥286,141	37,036	¥190,565	65,428	67,478	28,140	20,748	6,010	2,761	29,896	1.18%	1.44%
		Float/Float	153,023	19,641	163,797	18,257	24,508	69,185	50,027	1,820	—	12,220	1.22%	1.83%
JP¥	CA$	Fix/Float	2,685	(480)	2,137	2,137	—	—	—	—	—	42	0.95%	1.36%
Other	Other	Fix/Float	165,885	34,731	275,013	—	58,570	—	104,070	112,373	—	17,461	5.07%	2.07%
		Float/Float	55,279	13,161	35,499	35,499	—	—	—	—	—	1,578	1.63%	1.35%

Total			¥663,013	104,089	¥667,011	121,321	150,556	97,325	174,845	120,203	2,761	61,197

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. At March 31, 2008 and 2009, the estimated fair value of marketable equity securities was ¥120.0 billion and ¥54.8 billion, respectively.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31 2009. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2009 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2009.

The Company’s independent registered public accounting firm, KPMG AZSA & Co., has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Auditors has determined that Mr. Hideki Okada is qualified as an “audit committee financial expert” as defined by the rules of the SEC. He was elected as one of Honda’s corporate auditors at the general meeting of shareholders held on June 23, 2009. See Item 6.A. for additional information regarding Mr. Okada. Mr. Okada meets the independence requirements imposed on corporate auditors under the Company Law of Japan. See Item 6.C. for an explanation of such independence requirements.

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

Item 16C. Principal Accountant Fees and Services

Principal Accountant, who conducted audits of our consolidated financial statements under U.S. generally accepted accounting principles or its affiliates, is independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Yen (millions)
	2008	2009
Audit Fees	3,042	2,970
Audit-Related Fees	102	54
Tax Fees	14	10
All Other Fees	21	7
Total	3,179	3,041

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

•	To the extent permitted by Japanese law:

—	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

—	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

—	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 as described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by at acting independently of management and performing the functions of an audit committee as contemplated therein).

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2009. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2008	1,001	¥3,012	0	0
May 1 to May 31, 2008	1,041	¥3,342	0	0
June 1 to June 30, 2008	1,167	¥3,718	0	0
July 1 to July 31, 2008	3,927	¥3,582	0	0
August 1 to August 31, 2008	1,962	¥3,560	0	0
September 1 to September 30, 2008	3,197	¥3,515	0	0
October 1 to October 31, 2008	1,232	¥2,587	0	0
November 1 to November 30, 2008	1,159	¥2,260	0	0
December 1 to December 31, 2008	4,530	¥1,908	0	0
January 1, to January 31, 2009	204	¥1,871	0	0
February 1, to February 28, 2009	522	¥2,152	0	0
March 1 to March 31, 2009	1,424	¥2,252	0	0

Total	21,366	¥2,915	0	0

*	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System—Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

Currently, Honda has three outside corporate auditors which constitute 60% of Honda’s five corporate auditors.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Maximum total amounts of compensation for Honda directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. If Honda were to adopt such a plan, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

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

March 31, 2009

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries (“Honda”) as of March 31, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of Honda’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

As described in Note 1(m) to the accompanying consolidated financial statements, Honda adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes as of April 1, 2007. As described in Note 11 to the consolidated financial statements, Honda adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements of No. 87, 88, 106 and 132(R) as of March 31, 2007. As described in Note 1(u) to the consolidated financial statements, Honda changed its method of quantifying errors as of March 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 30, 2009 expressed an unqualified opinion on the effectiveness of Honda Motor Co., Ltd.’s internal control over financial reporting.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal controls over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Honda Motor Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2009

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2009

	Yen (millions)
	2008	2009
Assets
Current assets:
Cash and cash equivalents	¥1,050,902	¥690,369
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,181 million in 2008 and ¥7,455 million in 2009 (notes 2 and 18)	1,021,743	854,214
Finance subsidiaries-receivables, net (notes 2 and 18)	1,340,728	1,172,030
Inventories (note 3)	1,199,260	1,243,961
Deferred income taxes (note 9)	158,825	198,158
Other current assets (notes 5, 7 and 14)	460,110	462,446

Total current assets	5,231,568	4,621,178

Finance subsidiaries-receivables, net (notes 2 and 18)	2,707,820	2,400,282

Investments and advances:
Investments in and advances to affiliates (note 4)	549,812	505,835
Other, including marketable equity securities (note 5)	222,110	133,234

Total investments and advances	771,922	639,069

Property on operating leases (note 6):
Vehicles	1,014,412	1,557,060
Less accumulated depreciation	95,440	269,261

Net property on operating leases	918,972	1,287,799

Property, plant and equipment, at cost (note 7):
Land	457,352	469,279
Buildings	1,396,934	1,446,090
Machinery and equipment	3,135,513	3,133,439
Construction in progress	227,479	159,567

	5,217,278	5,208,375
Less accumulated depreciation and amortization	3,015,979	3,060,654

Net property, plant and equipment	2,201,299	2,147,721

Other assets (notes 2, 7, 9, 11 and 14)	783,962	722,868

Total assets	¥12,615,543	¥11,818,917

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt (note 7)	¥1,687,115	¥1,706,819
Current portion of long-term debt (note 7)	871,050	977,523
Trade payables:
Notes	39,006	31,834
Accounts	1,015,130	674,498
Accrued expenses (note 11)	730,615	562,673
Income taxes payable (note 9)	71,354	32,614
Other current liabilities (notes 1(c), 7, 9 and 14)	258,066	251,407

Total current liabilities	4,672,336	4,237,368

Long-term debt, excluding current portion (note 7)	1,836,652	1,932,637
Other liabilities (notes 8, 9 and 11)	1,414,270	1,518,568

Total liabilities	7,923,258	7,688,573

Minority interests in consolidated subsidiaries	141,806	123,056

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 10)	39,811	43,965
Retained earnings (notes 1(c) and 10)	5,106,197	5,099,267
Accumulated other comprehensive income (loss), net (notes 5, 9, 11, 13 and 15)	(782,198)	(1,322,828)
Treasury stock, at cost 20,290,531 shares in 2008 and 20,219,430 shares in 2009	(71,927)	(71,712)

Total stockholders’ equity	4,550,479	4,007,288

Commitments and contingent liabilities (notes 16 and 17)
Total liabilities, minority interests and stockholders’ equity	¥12,615,543	¥11,818,917

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2007, 2008 and 2009

	Yen (millions)
	2007	2008	2009
Net sales and other operating revenue (note 2)	¥11,087,140	¥12,002,834	¥10,011,241

Operating costs and expenses:
Cost of sales (note 2)	7,865,142	8,543,170	7,419,582
Selling, general and administrative	1,818,272	1,918,596	1,838,819
Research and development	551,847	587,959	563,197

	10,235,261	11,049,725	9,821,598

Operating income	851,879	953,109	189,643

Other income (notes 1(p), 1(q), 5 and 15):
Interest	42,364	50,144	41,235
Other	13,243	5,384	2,372

	55,607	55,528	43,607

Other expenses (notes 1(p), 1(q), 5 and 15):
Interest	12,912	16,623	22,543
Other	101,706	96,173	48,973

	114,618	112,796	71,516

Income before income taxes, minority interest and equity in income of affiliates	792,868	895,841	161,734

Income tax (benefit) expense (note 9):
Current	300,294	356,095	68,062
Deferred	(16,448)	31,341	41,773

	283,846	387,436	109,835

Income before minority interest and equity in income of affiliates	509,022	508,405	51,899

Minority interest in income of consolidated subsidiaries	(20,117)	(27,308)	(13,928)
Equity in income of affiliates (note 4)	103,417	118,942	99,034

Net income	¥592,322	¥600,039	¥137,005

	Yen
	2007	2008	2009
Basic net income per common share (note 1(o))	¥324.62	¥330.54	¥75.50

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended March 31, 2007, 2008 and 2009

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	¥86,067	¥172,529	¥35,811	¥4,267,886	¥(407,187)	¥(29,356)	¥4,125,750

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	—	—	—	(62,640)	18,149	—	(44,491)
Adjustment resulting from change in fiscal year-end of a subsidiary, net of tax (note 1(c))	—	—	—	6,214	—	—	6,214

Adjusted balances at March 31, 2006	¥86,067	¥172,529	¥35,811	¥4,211,460	¥(389,038)	¥(29,356)	¥4,087,473

Transfer to legal reserves			1,919	(1,919)			—
Cash dividends				(140,482)			(140,482)
Comprehensive income (loss):
Net income				592,322			592,322
Other comprehensive income (loss), net of tax (note 13)
Adjustments from foreign currency translation					96,775		96,775
Unrealized gains (losses) on marketable securities, net					(4,571)		(4,571)
Unrealized gains (losses) on derivative instruments, net					84		84
Minimum pension liabilities adjustment					8,908		8,908

Total comprehensive income							693,518

Adjustment for initially applying SFAS No. 158, net of tax (note 11)					(139,324)		(139,324)
Purchase of treasury stock						(30,974)	(30,974)
Reissuance of treasury stock				(277)		18,891	18,614

Adjusted balance at March 31, 2007	¥86,067	¥172,529	¥37,730	¥4,661,104	¥(427,166)	¥(41,439)	¥4,488,825

Transfer to legal reserves			2,081	(2,081)			—
Cash dividends				(152,590)			(152,590)
Comprehensive income (loss):
Net income				600,039			600,039
Other comprehensive income (loss), net of tax (note 13)
Adjustments from foreign currency translation					(312,267)		(312,267)
Unrealized gains (losses) on marketable securities, net					(26,459)		(26,459)
Unrealized gains (losses) on derivative instruments, net					440		440
Pension and other postretirement benefits adjustments					(16,746)		(16,746)

Total comprehensive income							245,007

Purchase of treasury stock						(34,404)	(34,404)
Reissuance of treasury stock				(275)		3,916	3,641

Adjusted balance at March 31, 2008	¥86,067	¥172,529	¥39,811	¥5,106,197	¥(782,198)	¥(71,927)	¥4,550,479

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income—(Continued)

Years ended March 31, 2007, 2008 and 2009

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Transfer to legal reserves			4,154	(4,154)			—
Cash dividends				(139,724)			(139,724)
Comprehensive income (loss):
Net income				137,005			137,005
Other comprehensive income (loss), net of tax (note 13)
Adjustments from foreign currency translation					(477,316)		(477,316)
Unrealized gains (losses) on marketable securities, net					(25,063)		(25,063)
Unrealized gains (losses) on derivative instruments, net					(460)		(460)
Pension and other postretirement benefits adjustments					(37,791)		(37,791)

Total comprehensive income							(403,625)

Purchase of treasury stock						(62)	(62)
Reissuance of treasury stock				(57)		277	220

Balance at March 31, 2009	¥86,067	¥172,529	¥43,965	¥5,099,267	¥(1,322,828)	¥(71,712)	¥4,007,288

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2007, 2008 and 2009

	Yen (millions)
	2007	2008	2009
Cash flows from operating activities (note 12):
Net income	¥592,322	¥600,039	¥137,005
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	361,747	417,393	441,868
Depreciation of property on operating leases	9,741	101,032	195,776
Deferred income taxes	(16,448)	31,341	41,773
Minority interest in income	20,117	27,308	13,928
Equity in income of affiliates	(103,417)	(118,942)	(99,034)
Dividends from affiliates	54,849	67,764	65,140
Provision for credit and lease residual losses on finance subsidiaries-receivables	44,128	58,011	77,016
Impairment loss on investments in securities	798	577	26,001
Impairment loss on long-lived assets and goodwill excluding property on operating leases	—	—	21,597
Impairment loss on property on operating leases	559	5,850	18,528
Loss (gain) on derivative instruments, net	56,836	70,251	(15,506)
Decrease (increase) in assets:
Trade accounts and notes receivable	(49,529)	(67,696)	(30,025)
Inventories	(96,839)	(100,622)	(262,782)
Other current assets	(15,206)	(2,609)	(82,838)
Other assets	(5,523)	(130,666)	8,640
Increase (decrease) in liabilities:
Trade accounts and notes payable	38,186	32,327	(133,662)
Accrued expenses	41,898	(24,768)	(102,711)
Income taxes payable	(37,282)	20	(12,861)
Other current liabilities	1,103	2,301	10,630
Other liabilities	14,274	179,537	74,872
Other, net	(7,789)	(21,530)	(9,714)

Net cash provided by operating activities	904,525	1,126,918	383,641
Cash flows from investing activities:
Increase in investments and advances	(9,874)	(6,417)	(4,879)
Decrease in investments and advances	3,829	1,270	1,921
Payments for purchases of available-for-sale securities	(141,902)	(158,426)	(31,936)
Proceeds from sales of available-for-sale securities	172,806	179,911	26,896
Payments for purchases of held-to-maturity securities	(13,614)	(39,482)	(17,348)
Proceeds from redemptions of held-to-maturity securities	41,109	32,557	32,667
Capital expenditures	(597,958)	(668,228)	(635,190)
Proceeds from sales of property, plant and equipment	20,641	26,868	18,843
Acquisitions of finance subsidiaries-receivables	(2,857,024)	(2,712,775)	(2,303,930)
Collections of finance subsidiaries-receivables	2,138,875	2,312,311	2,023,031
Proceeds from sales of finance subsidiaries-receivables	477,927	158,497	324,672
Purchases of operating lease assets	(366,795)	(839,261)	(668,128)
Proceeds from sales of operating lease assets	1,276	26,776	100,017

Net cash used in investing activities	(1,130,704)	(1,686,399)	(1,133,364)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	306,063	601,957	270,795
Proceeds from long-term debt	969,491	1,061,792	1,299,984
Repayments of long-term debt	(677,539)	(782,749)	(889,483)
Cash dividends paid (note 10)	(140,482)	(152,590)	(139,724)
Cash dividends paid to minority interests	(7,434)	(9,663)	(10,841)
Sales (purchases) of treasury stock, net	(26,689)	(30,746)	131

Net cash provided by financing activities	423,410	688,001	530,862
Effect of exchange rate changes on cash and cash equivalents	31,527	(23,164)	(141,672)

Net change in cash and cash equivalents	228,758	105,356	(360,533)
Cash and cash equivalents at beginning of year	716,788	945,546	1,050,902

Cash and cash equivalents at end of year	¥945,546	¥1,050,902	¥690,369

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) mainly develop, manufacture and distribute motorcycles, automobiles, power products, and also provide financing for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Italy, China, India, Thailand, Vietnam, Argentina, Brazil and Turkey.

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

There are some subsidiaries and affiliates of which the fiscal year-end is December 31.

During the fiscal year ending March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impact on the retained earnings balance as of April 1, 2006 is ¥6,214 million. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the years ended March 31, 2007 and 2008, and therefore those consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings as of April 1, 2006.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, retained interests in securitizations, realizable values of inventories, realization of deferred tax assets, impairment of long-lived assets, unrecognized tax benefits, product warranty obligations, the fair values of assets and obligations related to employee benefits, and the fair value of derivative financial instruments. A sustained loss of consumer confidence which may be caused by continued economic slowdown,

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

recession, rising fuel prices, financial crisis or other factors have combined to increase the uncertainty inherent in such estimates and assumptions. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and the amount stemmed from a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided from Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash, because Honda does not receive an identifiable benefit in exchange for this consideration. The incentives are estimated and accrued at the time the product is sold to the dealer.

Operating lease revenues are recorded on a straight-line basis over the term of the lease.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained, based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. Finance subsidiaries of the Company adopted Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets” which requires the finance subsidiaries of the Company to measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. Servicing assets and servicing liabilities at March 31, 2008 and 2009 were not significant.

Taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in consolidated statements of income.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and commercial paper, and amount to ¥110,336 million and ¥94,454 million as of March 31, 2008 and 2009, respectively.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out basis.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda classifies its debt and marketable equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2008 and 2009, except for retained interests in securitizations of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically compares the fair value of debt and marketable equity securities with their cost basis. If the fair value of the securities has declined below the cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the securities through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda completed its annual tests for the years in the three-year period ended March 31, 2009 and concluded no impairment occurred for the years ended March 31, 2007 and 2008. Honda recognized a goodwill impairment loss over the goodwill reported by a reporting unit in its automobile segment for the year ended March 31, 2009, because of a decision to withdraw from certain racing activities. The carrying amount of goodwill at March 31, 2008 and 2009 was ¥20,498 million and ¥12,091 million, respectively.

(j) Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of the vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual values of the vehicles related to the operating leases are estimated by using the estimate of future used vehicle values, taking into consideration data obtained from third parties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The Company and its consolidated subsidiaries adopted the provision of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48 “Accounting for Uncertainty in Income Taxes” on April 1, 2007. FIN No. 48 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if any, based on the technical merits of the position, when that position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statement of income.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2009 were ¥308,409 million, ¥315,656 million and ¥301,285 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(o) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2007, 2008 and 2009 was 1,824,675,228 shares, 1,815,356,440 shares and 1,814,560,728 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2007, 2008 or 2009. The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006.

(p) Foreign Currency Translation and Transactions

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

All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur and foreign currency receivables and payables are re-measured at the applicable exchange rates on the balance sheet date. Foreign currency translation and transaction gains or losses are included in other income (expense)-other and these net gains or losses for each of the years in the three-year period ended March 31, 2009 are as follows:

Yen (millions)
2007	2008	2009
¥ (56,612)	¥ (116,102)	¥ 3,148

The gains or losses on translation of receivables and payables dominated in foreign currencies intended to be hedged are presented on a net basis with derivative financial instruments. (see note 15)

(q) Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. (see notes 14 and 15)

Honda recognizes all derivative financial instruments at fair value in its consolidated balance sheets. Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts” are met.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda does not hold any derivative financial instruments for trading purposes.

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2009 are as follows:

Yen (millions)
2007	2008	2009
¥ 219,361	¥ 239,737	¥ 224,262

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

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”, and SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which changes the accounting

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

for transfers of financial assets and the criteria for determining whether to consolidate a variable interest entity (VIE). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity (“QSPE”), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured and requires additional disclosures. SFAS No. 167 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. SFAS No. 166 and SFAS No. 167 are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for subsequent interim and annual reporting periods. Honda periodically securitizes and sells pools of receivables to a special purpose entity. Management is currently evaluating the impact of SFAS No. 166 and SFAS No. 167 on the Company’s consolidated financial position or results of operations.

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

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased Honda’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million net of tax effect of ¥31,235 million, and ¥18,149 million, respectively, for the items described below:

1.	The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its property, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occurred.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

3.	The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income (loss) during the year ended March 31, 2006, which related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive income (loss) and corresponding overstatement in income tax benefit.

(v) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2009.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2008 and 2009:

	Yen (millions)
	2008	2009
Direct financing leases	¥1,212,634	¥699,301
Retail	3,143,376	3,138,804
Wholesale	404,433	351,499
Term loans to dealers	19,605	26,140

Total finance receivables	4,780,048	4,215,744
Retained interests in securitizations	54,636	45,648

	4,834,684	4,261,392
Less:
Allowance for credit losses	34,805	38,070
Allowance for losses on lease residual values	24,887	20,393
Unearned interest income and fees	73,695	35,135

	4,701,297	4,167,794
Less:
Finance receivables included in trade receivables, net	476,305	424,612
Finance receivables included in other assets, net	176,444	170,870

Finance subsidiaries-receivables, net	4,048,548	3,572,312

Less current portion	1,340,728	1,172,030

Noncurrent finance subsidiaries-receivables, net	¥2,707,820	¥2,400,282

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2009 and thereafter:

Years ending March 31	Yen (millions)
2010	¥1,620,185

2011	982,569
2012	775,241
2013	546,151
2014	237,245
After five years	54,353

2,595,559

Total	¥4,215,744

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2009 as follows:

	Yen (millions)
	2007	2008	2009
Finance income	¥413,334	¥549,052	¥596,525
Finance cost	188,844	303,890	341,282

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions totaling approximately ¥562,488 million, ¥232,474 million and ¥428,642 million to investors in fiscal years 2007, 2008 and 2009, respectively. Pre-tax net gains or losses on such sales resulted in a gain of ¥1,175 million, a gain of ¥9 million, and a loss of ¥8,371 million in fiscal years 2007, 2008 and 2009, respectively, which are included in gain or loss on sale of receivables.

Retained interests in securitizations were comprised of the following at March 31, 2008 and 2009:

	Yen (millions)
	2008	2009
Subordinated certificates	¥28,846	¥23,842
Residual interests	25,790	21,806

Total	¥54,636	¥45,648

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2009 are as follows:

	2007	2008	2009
Weighted average life (years)	1.66 to 1.77	1.66 to 1.73	1.22 to 1.53
Prepayment speed	1.25% to 1.30%	1.25%	1.30%
Expected credit losses	0.23% to 0.27%	0.21% to 0.30%	0.27% to 1.32%
Residual cash flows discount rate	5.43% to 12.00%	5.82% to 12.00%	6.53% to 40.13%

At March 31, 2009, the significant assumptions used in estimating the retained interest in securitizations are as follows:

	Weighted average assumption
	2008	2009
Prepayment speed	1.27%	1.30%
Expected credit losses	0.19%	0.60%
Residual cash flows discount rate	11.44%	22.38%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

The following table presents quantitative information about balances of outstanding securitized portfolios as of March 31, 2008 and 2009.

	Yen (millions)
	2008	2009
Securitized receivables
Retail	¥664,879	¥622,367
Direct financing leases	33,470	7,740

Total securitized receivables	¥698,349	¥630,107

(3) Inventories

Inventories at March 31, 2008 and 2009 are summarized as follows:

	Yen (millions)
	2008	2009
Finished goods	¥755,122	¥830,973
Work in process	38,756	45,196
Raw materials	405,382	367,792

	¥1,199,260	¥1,243,961

(4) Investments in and Advances to affiliates

The difference between the carrying amount of investment in affiliates and the amount of underlying equity in net assets is mainly investor level goodwill. The amounts are not material as of March 31, 2008 and 2009.

Investments in affiliates include equity securities which have quoted market values at March 31, 2008 and 2009 compared with related carrying amounts as follows;

	Yen (millions)
	2008	2009
Carrying amount	¥210,532	¥187,468
Market value	263,946	207,855

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2008 and 2009, and for each of the years in the three-year period ended March 31, 2009 is shown below (see note 19):

	Yen (millions)
As of March 31, 2008	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥274,353	¥1,275,735	¥26,172	¥1,576,260
Other assets, principally property, plant and equipment	227,725	1,159,614	22,390	1,409,729

Total assets	502,078	2,435,349	48,562	2,985,989

Current liabilities	190,366	939,636	9,401	1,139,403
Other liabilities	14,805	313,661	5,135	333,601

Total liabilities	205,171	1,253,297	14,536	1,473,004

Stockholders’ equity	¥296,907	¥1,182,052	¥34,026	¥1,512,985

	Yen (millions)
As of March 31, 2009	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥199,692	¥1,132,897	¥23,460	¥1,356,049
Other assets, principally property, plant and equipment	204,465	1,104,998	27,437	1,336,900

Total assets	404,157	2,237,895	50,897	2,692,949

Current liabilities	149,946	830,078	11,708	991,732
Other liabilities	10,924	337,791	4,952	353,667

Total liabilities	160,870	1,167,869	16,660	1,345,399

Stockholders’ equity	¥243,287	¥1,070,026	¥34,237	¥1,347,550

	Yen (millions)
For the year ended March 31, 2007	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥963,086	¥3,606,935	¥28,552	¥4,598,573
Net income	70,992	194,224	3,361	268,577

	Yen (millions)
For the year ended March 31, 2008	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,128,118	¥4,118,283	¥29,147	¥5,275,548
Net income	75,269	205,696	2,962	283,927

	Yen (millions)
For the year ended March 31, 2009	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,064,366	¥3,988,672	¥28,823	¥5,081,861
Net income	73,945	126,994	2,611	203,550

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Significant investments in affiliates accounted for under the equity method at March 31, 2008 and 2009 are shown below:

Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
	Hero Honda Motors Ltd.	26.0%
Automobile	Guangzhou Honda Automobile Co., Ltd. *	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

*	Guangzhou Honda Automobile Co., Ltd. changed its name to Guangqi Honda Automobile Co., Ltd. on June 4, 2009.

There are no equity method affiliates that are in the financial services business.

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2008 and 2009 included in retained earnings was ¥400,703 million and ¥427,578 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2008 and 2009, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2009. Honda mainly purchases materials, supplies and services from affiliates, and sells parts used in its products, equipment and services to affiliates.

	Yen (millions)
	2008	2009
Trade receivables from	¥104,232	¥104,333
Trade payables to	159,848	96,335

	Yen (millions)
	2007	2008	2009
Purchases from	¥1,083,686	¥1,066,342	¥948,442
Sales to	329,398	366,832	403,359

(5) Investments and Advances-Other

Investments and advances at March 31, 2008 and 2009 consisted of the following:

	Yen (millions)
	2008	2009
Current
Corporate debt securities	¥641	¥235
Government bonds	—	1,000
Money Market Fund (non-marketable)	—	3,913
Advances	1,913	473

	¥2,554	¥5,621

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	2008	2009
Noncurrent
Auction rate securities (non-marketable)	¥13,661	¥9,906
Marketable equity securities	120,085	54,807
Government bonds	2,999	1,999
U.S. government and agency debt securities	17,032	—
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	13,725	13,824
Guaranty deposits	29,446	28,755
Advances	1,896	1,717
Other	21,266	20,226

	¥222,110	¥133,234

Certain information with respect to marketable securities at March 31, 2008 and 2009 is summarized below:

	Yen (millions)
	2008	2009
Available-for-sale
Cost	¥61,104	¥34,331
Fair value	120,085	54,807
Gross unrealized gains	64,084	23,531
Gross unrealized losses	5,103	3,055

Held-to-maturity
Amortized cost	¥20,672	¥3,234
Fair value	20,851	3,320
Gross unrealized gains	179	86
Gross unrealized losses	—	—

Maturities of debt securities classified as held-to-maturity at March 31, 2009 were as follows:

Yen (millions)
Due within one year	¥1,235
Due after one year through five years	—
Due after five years through ten years	1,999

Total	¥3,234

Realized gains and losses from available-for-sale securities included in other expenses (income) – other for each of the years in the three-year period ended March 31, 2009, were, ¥10,463 million net gains, ¥232 million net losses and ¥4,308 million net losses, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2009 were as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥7,190	¥(2,556)
12 months or longer	494	(499)

	¥7,684	¥(3,055)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(6) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2009 are as follows:

Years ending March 31	Yen (millions)
2010	¥256,755
2011	170,707
2012	61,588
2013	5,084
2014	317

Total future minimum lease rentals	¥494,451

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(7) Short-term and Long-term Debt

Short-term debt at March 31, 2008 and 2009 is as follows:

	Yen (millions)
	2008	2009
Short-term bank loans	¥415,605	¥637,415
Medium-term notes	436,731	234,154
Commercial paper	834,779	835,250

	¥1,687,115	¥1,706,819

The weighted average interest rates on short-term debt outstanding at March 31, 2008 and 2009 were 4.36% and 1.87%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2008 and 2009 is as follows:

	Yen (millions)
	2008	2009
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥435	¥361

	435	361
Subsidiaries:
Loans, maturing through 2025:
Secured, principally from banks	13,614	16,369
Unsecured, principally from banks	164,887	551,214
0.79% Japanese yen unsecured bond due 2008	30,000	—
0.99% Japanese yen unsecured bond due 2009	30,000	30,000
1.14% Japanese yen unsecured bond due 2009	30,000	30,000
0.31% Japanese yen unsecured bond due 2010	100	50
0.66% Japanese yen unsecured bond due 2010	30,000	30,000
0.94% Japanese yen unsecured bond due 2010	30,000	30,000
1.30% Japanese yen unsecured bond due 2011	40,000	40,000
1.51% Japanese yen unsecured bond due 2011	30,000	30,000
1.48% Japanese yen unsecured bond due 2012	30,000	30,000
1.31% Japanese yen unsecured bond due 2013	—	40,000
5.32% Thai baht unsecured bond due 2008	3,180	—
3.82% Thai baht unsecured bond due 2009	3,180	2,760
5.46% Thai baht unsecured bond due 2009	4,770	4,140
4.40% Thai baht unsecured bond due 2009	—	4,692
4.20% Thai baht unsecured bond due 2010	9,540	8,281
4.72% Thai baht unsecured bond due 2011	—	3,588
Medium-term notes, maturing through 2023	2,259,434	2,062,707
Less unamortized discount, net	1,438	4,002

	2,707,267	2,909,799

Total long-term debt	2,707,702	2,910,160
Less current portion	871,050	977,523

	¥1,836,652	¥1,932,637

The loans maturing through 2031 and through 2025 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.84% to 15.77% per annum at March 31, 2009 and weighted average interest rate on total outstanding long-term debt at March 31, 2008 and 2009 is 4.11% and 3.32%, respectively. Property, plant and equipment with a net book value of approximately ¥26,564 million and ¥24,750 million at March 31, 2008 and 2009, respectively, were subject to specific mortgages securing indebtedness.

There are no finance subsidiaries – receivables pledged as collateral at March 31, 2008 and 2009.

Medium-term notes are unsecured, and their interest rates range from 1.03% to 5.39% at March 31, 2008 and from 1.00% to 5.57% at March 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2009 and thereafter:

Years ending March 31:	Yen (millions)
2010	¥977,523

2011	603,425
2012	434,199
2013	332,826
2014	466,118
After five years	96,069

1,932,637

Total	¥2,910,160

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets and other current assets and/or liabilities in the consolidated balance sheets, as appropriate (see notes 14 and 15).

At March 31, 2009, Honda had unused line of credit facilities amounting to ¥1,860,147 million, of which ¥347,440 million related to commercial paper programs and ¥1,512,707 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2009, Honda also had committed lines of credit amounting to ¥864,599 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

(8) Other Liabilities

Other liabilities at March 31, 2008 and 2009 consist of the following:

	Yen (millions)
	2008	2009
Accrued liabilities for product warranty, excluding current portion	¥152,733	¥132,884
Pension and other postretirement benefits (note 11)	593,771	608,875
Deferred income taxes	304,933	392,368
Other	362,833	384,441

	¥1,414,270	¥1,518,568

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Income Taxes

Total income tax expense (benefit) for each of the years in the three-year period ended March 31, 2009 were allocated as follows:

	Yen (millions)
	2007	2008	2009
Income from continuing operations	¥283,846	¥387,436	¥109,835
Other comprehensive income (loss) (note 13)	935	(89,519)	(58,302)

	¥284,781	¥297,917	¥51,533

Income before income taxes, minority interest and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2009 consisted of the following:

	Yen (millions)
		Income taxes
	Income before income taxes	Current	Deferred	Total
2007:
Japanese	¥182,433	¥89,155	¥(13,798)	¥75,357
Foreign	610,435	211,139	(2,650)	208,489

	¥792,868	¥300,294	¥(16,448)	¥283,846

2008:
Japanese	¥228,868	¥181,010	¥(4,064)	¥176,946
Foreign	666,973	175,085	35,405	210,490

	¥895,841	¥356,095	¥31,341	¥387,436

2009:
Japanese	¥(132,652)	¥30,485	¥7,654	¥38,139
Foreign	294,386	37,577	34,119	71,696

	¥161,734	¥68,062	¥41,773	¥109,835

The statutory income tax rate in Japan was approximately 40% for each of the years in the three-year period ended March 31, 2009. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The effective income tax rate for Honda for each of the years in the three-year period ended March 31, 2009 differs from the Japanese statutory income tax rate for the following reasons:

	2007	2008	2009
Statutory income tax rate	40.0%	40.0%	40.0%
Valuation allowance provided for current year operating losses of subsidiaries	0.4	0.5	7.8
Difference in statutory tax rates of foreign subsidiaries	(3.7)	(4.9)	(25.8)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.2)	(0.9)	(0.4)
Research and development credit	(3.3)	(3.2)	(1.7)
Dividends income from subsidiaries and affiliates, net of foreign tax credit	1.1	1.2	21.7
Valuation allowance provided for foreign tax credit	—	—	9.5
Undistributed earnings of subsidiaries and affiliates	1.4	1.6	11.6
Other adjustments relating to prior years	—	—	(5.9)
Adjustments for unrecognized tax benefits	—	9.0	11.5
Other	0.1	(0.1)	(0.4)

Effective tax rate	35.8%	43.2%	67.9%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2008 and 2009 are presented below:

	Yen (millions)
	2008	2009
Deferred tax assets:
Inventories	¥33,441	¥40,901
Allowance for dealers and customers	136,155	118,049
Accrued bonus	40,803	27,878
Property, plant and equipment	67,387	63,732
Foreign tax credit carryforwards	11,367	30,743
Operating loss carryforwards	36,625	78,557
Pension and other postretirement benefits	230,819	266,529
Other	164,258	142,117

Total gross deferred tax assets	720,855	768,506
Less valuation allowance	34,434	48,538

Net deferred tax assets	686,421	719,968

Deferred tax liabilities:
Inventories	(8,877)	(11,793)
Prepaid pension expenses	(37,115)	(29,328)
Property, plant and equipment, excluding lease transactions	(49,293)	(51,133)
Direct financing lease transactions	(320,742)	(80,193)
Operating lease transactions	(72,138)	(351,152)
Undistributed earnings of subsidiaries and affiliates	(120,744)	(117,806)
Net unrealized gains on marketable securities	(23,940)	(7,031)
Other	(26,514)	(27,945)

Total gross deferred tax liabilities	(659,363)	(676,381)

Net deferred tax asset	¥27,058	¥43,587

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred income tax assets and liabilities at March 31, 2008 and 2009 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2008	2009
Current assets-Deferred income taxes	¥158,825	¥198,158
Other assets	175,933	239,423
Other current liabilities	(2,767)	(1,626)
Other liabilities	(304,933)	(392,368)

Net deferred tax asset	¥27,058	¥43,587

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2008 and 2009. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further decreases in consumer spending brought about by continued economic slowdown, recession, rising fuel prices, financial crisis or other factors. The net change in the total valuation allowance for the year ended March 31, 2007 was a decrease of ¥34,792 million, for the year ended March 31, 2008 was a decrease of ¥1,013 million, and for the year ended March 31, 2009 was an increase of ¥14,104 million. The valuation allowance primarily relates to deferred tax assets associated with net operating loss and tax credit carryforwards.

At March 31, 2009, certain of the Company’s subsidiaries have operating loss and tax credit carryforwards for income tax purposes of ¥216,080 million and ¥31,081 million, respectively, which are available to offset future taxable income and income taxes, if any. Periods available to offset future taxable income and income taxes vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Operating loss carryforwards:
Within 1 year	¥3,808
1 to 5 years	16,792
5 to 15 years	151,491
Indefinite periods	43,989

¥216,080

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Yen (millions)
Tax credit carryforwards:
Within 1 year	¥135
1 to 5 years	20,661
5 to 15 years	10,285

¥31,081

At March 31, 2008 and 2009, Honda did not recognize deferred tax liabilities of ¥105,848 million and ¥94,296 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries and foreign corporate joint ventures because such portions were considered indefinitely reinvested. At March 31, 2008 and 2009, the undistributed earnings not subject to deferred tax liabilities were ¥3,327,339 million and ¥3,391,895 million, respectively.

Honda’s gross unrecognized tax benefits totaled ¥99,527 million and ¥125,771 million at March 31, 2008 and 2009, respectively. Of these amounts, the amounts that would impact Honda’s effective income tax rate, if recognized, are ¥85,403 million and ¥103,982 million in fiscal years 2008 and 2009, respectively.

Honda recognized interest and penalties of ¥3,011 million and ¥3,604 million for the years ended March 31, 2008 and 2009, respectively. Honda had recorded approximately ¥5,960 million and ¥9,496 million for accrued interest and accrued penalties at March 31, 2008 and 2009, respectively. Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31 are as follows:

	Yen (millions)
	2008	2009
Balance at beginning of year	¥36,330	¥99,527
Additions for tax positions related to the current year	9,213	6,515
Additions for tax positions of prior years	74,674	22,137
Reductions for tax positions of prior years	(14,769)	(1,948)
Settlements	(51)	(7)
Reductions for statute of limitations	(555)	—
Effect of exchange rate changes	(5,315)	(453)

Balance at end of year	¥99,527	¥125,771

Tax liabilities associated with uncertain tax positions are primarily classified as other noncurrent liabilities, as Honda does not expect to pay cash or settle on these positions within the next twelve months.

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

In addition, Honda has open tax years from primarily 2001 to 2009 with various significant taxing jurisdictions including the United States (fiscal years 2001-2009), Japan (fiscal years 2003-2009), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil, and Australia.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

If the estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, Honda’s consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as Honda treats these events as discrete items in the period of resolution. It is difficult to estimate the timing and range of possible change related to the uncertain tax positions, as finalizing audits with the relevant income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next twelve months, although any settlements or statute expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

(10) Dividends and Legal Reserves

The Company Law of Japan provides that earnings in an amount equal to 10% of dividends of retained earnings shall be appropriated as a capital surplus or a legal reserve on the date of distribution of retained earnings until an aggregated amount of capital surplus and a legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of their respective countries.

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2009 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share for each of the years in the three-year period ended March 31, 2009 were ¥77, ¥84 and ¥77, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥8 per share aggregating ¥14,516 million proposed and resolved in the general stockholders’ meeting held in June 2009.

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006.

(11) Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and certain employees in foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of domestic and foreign equity and debt securities.

In December 2008, the board of directors of the Company approved an amendment to the Honda Pension Fund, of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members. This plan amendment, effective from April 1, 2009, mainly revises pension benefits for those employees who retire on or after April 1, 2009, to be calculated using annuity pension conversion rates which are linked to market interest rates and contain a ceiling and a floor. Subsequent to the approval of the plan amendment, the Company remeasured and decreased its projected benefit obligation. The resulting prior service benefit has been amortized over the average remaining service period since January 1, 2009. The Company also remeasured the fair value of related plan assets as of December 31, 2008. The remeasurements of the projected benefit obligation and the related plan assets have resulted in the reduction in the liabilities for pension in the consolidated balance sheet.

The Company and its consolidated subsidiaries adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” on March 31, 2007, and recognized its overfunded or underfunded status as an asset or liability in its consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2008	2009	2008	2009
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,206,419)	¥(1,233,359)	¥(434,757)	¥(378,354)
Service cost	(41,133)	(41,175)	(30,259)	(27,198)
Interest cost	(24,128)	(24,201)	(24,661)	(26,558)
Plan participants’ contributions	—	—	(146)	(112)
Actuarial gain (loss)	(785)	(4,132)	44,695	81,398
Benefits paid	39,106	38,019	4,596	6,323
Amendment	—	135,212	(42)	7,146
Other	—	—	—	(3,625)
Foreign exchange translation	—	—	62,220	44,675

Benefit obligations at end of year	(1,233,359)	(1,129,636)	(378,354)	(296,305)

Change in plan assets:
Fair value of plan assets at beginning of year	782,835	716,965	449,467	439,102
Actual return on plan assets	(62,277)	(129,916)	23,780	(134,300)
Employer contributions	35,513	29,802	36,715	17,975
Plan participants’ contributions	—	—	146	112
Benefits paid	(39,106)	(38,019)	(4,596)	(6,323)
Foreign exchange translation	—	—	(66,410)	(31,352)

Fair value of plan assets at end of year	716,965	578,832	439,102	285,214

Funded status	(516,394)	(550,804)	60,748	(11,091)

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥1,573	¥603	¥88,603	¥1,382
Current liabilities	(5,524)	(334)	(2)	(1)
Noncurrent liabilities	(512,443)	(551,073)	(27,853)	(12,472)

Total	(516,394)	(550,804)	60,748	(11,091)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Actuarial loss (gain)	¥406,128	¥542,159	¥19,710	¥101,654
Net transition obligation	—	—	234	202
Prior service cost (benefit)	(61,218)	(186,887)	7,389	(496)

Total	344,910	355,272	27,333	101,360

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,217,213)	¥(1,126,360)	¥(2,892)	¥(8,822)
Accumulated benefit obligations	(1,104,923)	(1,037,632)	(2,686)	(8,302)
Fair value of plan assets	699,848	574,953	1,346	7,006

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Pension expense and other amounts recognized in other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2009 include the following:

	Yen (millions)
	2007	2008	2009
Japanese plans:
Pension Cost
Service cost-benefits earned during the year	¥42,115	¥41,133	¥41,175
Interest cost on projected benefit obligations	23,809	24,128	24,201
Expected return on plan assets	(27,580)	(28,625)	(30,213)
Amortization of actuarial loss (gain)	16,326	14,348	21,316
Amortization of net transition obligation	1,992	1,741	—
Amortization of prior service cost (benefit)	(7,289)	(7,289)	(9,543)

	¥49,373	¥45,436	¥46,936

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	—	88,991	157,347
Amortization of actuarial loss (gain)	—	(14,348)	(21,316)
Amortization of net transition obligation	—	(1,741)	—
Prior service cost (benefit)	—	—	(135,212)
Amortization of prior service cost (benefit)	—	7,289	9,543

	¥—	¥80,191	¥10,362

Total recognized in Pension cost and Other comprehensive income (loss)	¥49,373	¥125,627	¥57,298

Foreign plans:
Pension Cost
Service cost-benefits earned during the year	¥30,492	¥30,259	¥27,198
Interest cost on projected benefit obligations	22,373	24,661	26,558
Expected return on plan assets	(27,597)	(33,700)	(38,297)
Amortization of actuarial loss (gain)	5,041	2,046	433
Amortization of net transition obligation	41	45	32
Amortization of prior service cost (benefit)	752	759	808
Other	—	—	4,582

	¥31,102	¥24,070	¥21,314

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	—	(35,822)	83,040
Amortization of actuarial loss (gain)	—	(2,046)	(433)
Amortization of net transition obligation	—	(45)	(32)
Prior service cost (benefit)	—	84	(6,932)
Amortization of prior service cost (benefit)	—	(759)	(808)
Other	—	—	(808)

	¥—	¥(38,588)	¥74,027

Total recognized in Pension cost and Other comprehensive income (loss)	¥31,102	¥(14,518)	¥95,341

The estimated actuarial loss and prior service benefit for all domestic defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥28,933 million and ¥16,304 million, respectively. And the estimated actuarial loss, net transition obligation and prior service benefit for all foreign defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥1,170 million, ¥27 million and ¥58 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used to determine benefit obligation at March 31, 2008 and 2009 were as follows:

	2008	2009
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%

Foreign plans:
Discount rate	5.5 ~ 6.8%	6.9 ~ 8.0%
Rate of salary increase	2.9 ~ 6.4%	1.5 ~ 6.4%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2009 were as follows:

	2007	2008	2009
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.2%	2.3%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	4.9 ~ 5.8%	5.2 ~ 6.0%	5.5 ~ 6.8%
Rate of salary increase	3.5 ~ 5.2%	2.9 ~ 6.4%	2.9 ~ 6.4%
Expected long-term rate of return	6.8 ~ 8.0%	6.5 ~ 8.3%	6.5 ~ 8.0%

Honda determines the expected long-term rate of return based on its investment policies. Honda considers the eligible investment assets under its investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories.

Measurement date

Honda uses the balance sheet date as the measurement date for its plans. Beginning in the year ended March 31, 2009, certain foreign subsidiaries of the Company changed their measurement date from December 31 to March 31 under the measurement date provisions of SFAS No. 158. The effect of the change, which was immaterial, was included in pension cost and other comprehensive income (loss) in the consolidated financial statements for the year ended March 31, 2009.

Plan Assets

Honda’s domestic and foreign pension plan weighted-average asset allocations at March 31, 2008 and 2009, by asset category are as follows:

	2008	2009
Japanese plans:
Equity securities	36%	29%
Debt securities	43%	52%
Other	21%	19%

	100%	100%

Foreign plans:
Equity securities	68%	62%
Debt securities	26%	29%
Other	6%	9%

	100%	100%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda investment policies for the domestic and foreign pension benefit are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified domestic and foreign individual equity and debt securities using the target asset allocations, consistent with accepted tolerance for risks. Honda sets target asset allocations for each asset categories with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the expected long-term returns of plan assets or the investment environment.

Obligations

The accumulated benefit obligations for all domestic defined benefit plans at March 31, 2008 and 2009 were ¥1,117,817 million and ¥1,040,276 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2008 and 2009 were ¥299,948 million and ¥259,123 million, respectively.

Cash flows

Honda expects to contribute ¥71,324 million to its domestic pension plans and ¥11,471 million to its foreign pension plans in the year ending March 31, 2010.

Estimated future benefit Payment

The following table presents estimated future gross benefit payments:

	Yen (millions)
	Japanese plans	Foreign plans
2010	¥41,182	¥6,882
2011	39,685	7,528
2012	40,071	8,420
2013	40,347	9,512
2014	42,317	10,882
2015 – 2019	239,632	84,861

Certain of the Company’s subsidiaries in North America provide health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(12) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2007	2008	2009
Cash paid during the year for:
Interest	¥187,268	¥227,024	¥211,298
Income taxes	351,225	301,286	160,631

During the year ended March 31, 2007, the Company reissued certain of its treasury stock at fair value of ¥18,521 million to the outside shareholder of affiliates to obtain 100% share of these companies.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2009 are as follows:

	Yen (millions)
	2007	2008	2009
Adjustments from foreign currency translation:
Balance at beginning of year	¥(375,777)	¥(279,002)	¥(591,269)
Adjustments for the year	96,775	(312,267)	(477,316)

Balance at end of year	(279,002)	(591,269)	(1,068,585)

Net unrealized gains on marketable securities:
Balance at beginning of year	62,710	58,139	31,680
Reclassification adjustments for realized (gain) loss on marketable securities	(5,575)	(73)	17,372
Increase (decrease) in net unrealized gains on marketable securities	1,004	(26,386)	(42,435)

Balance at end of year	58,139	31,680	6,617

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	(64)	20	460
Reclassification adjustments for realized (gain) loss on derivative instruments	421	18	(412)
Increase (decrease) in net unrealized gains on derivative instruments	(337)	422	(48)

Balance at end of year	20	460	—

Minimum pension liabilities adjustment:
Balance at beginning of year	(94,056)	—	—
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	18,149	—	—

Adjusted balances at beginning of year	(75,907)	—	—
Adjustments for the year	8,908	—	—
Adjustment for initially applying SFAS No. 158, net of tax (note 11)	66,999	—	—

Balance at end of year	—	—	—

Pension and other postretirement benefits adjustment*
Balance at beginning of year	—	(206,323)	(223,069)
Adjustment for initially applying SFAS No. 158, net of tax (note 11)	(206,323)	—	—

Amortization of unrealized (gain) loss on pension and other postretirement benefits	—	8,697	8,958
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	—	(25,443)	(46,749)

Balance at end of year	(206,323)	(223,069)	(260,860)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(407,187)	(427,166)	(782,198)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(u))	18,149	—	—

Adjusted balances at beginning of year	(389,038)	(427,166)	(782,198)
Adjustments for the year	101,196	(355,032)	(540,630)
Adjustment for initially applying SFAS No. 158, net of tax (note 11)	(139,324)	—	—

Balance at end of year	¥(427,166)	¥(782,198)	¥(1,322,828)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2007:
Adjustments from foreign currency translation	¥95,275	¥1,500	¥96,775
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	1,408	(404)	1,004
Reclassification adjustments for losses (gains) realized in net income	(9,520)	3,945	(5,575)

Net unrealized gains (losses)	(8,112)	3,541	(4,571)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(562)	225	(337)
Reclassification adjustments for losses (gains) realized in net income	703	(282)	421

Net unrealized gains (losses)	141	(57)	84

Minimum pension liabilities adjustment	14,827	(5,919)	8,908

Other comprehensive income (loss)	¥102,131	¥(935)	¥101,196

2008:
Adjustments from foreign currency translation	¥(370,075)	¥57,808	¥(312,267)
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	(43,138)	16,752	(26,386)
Reclassification adjustments for losses (gains) realized in net income	(122)	49	(73)

Net unrealized gains (losses)	(43,260)	16,801	(26,459)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	704	(282)	422
Reclassification adjustments for losses (gains) realized in net income	30	(12)	18

Net unrealized gains (losses)	734	(294)	440

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(45,466)	20,023	(25,443)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	13,516	(4,819)	8,697

Net unrealized gains (losses)	(31,950)	15,204	(16,746)

Other comprehensive income (loss)	¥(444,551)	¥89,519	¥(355,032)

2009:
Adjustments from foreign currency translation	¥(491,509)	¥14,193	¥(477,316)
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	(70,280)	27,845	(42,435)
Reclassification adjustments for losses (gains) realized in net income	28,311	(10,939)	17,372

Net unrealized gains (losses)	(41,969)	16,906	(25,063)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(80)	32	(48)
Reclassification adjustments for losses (gains) realized in net income	(688)	276	(412)

Net unrealized gains (losses)	(768)	308	(460)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(79,119)	32,370	(46,749)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	14,433	(5,475)	8,958

Net unrealized gains (losses)	(64,686)	26,895	(37,791)

Other comprehensive income (loss)	¥(598,932)	¥58,302	¥(540,630)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

*	The primary components of other comprehensive income (loss) for Pension and other postretirement benefits adjustment are actuarial gains or losses and prior service benefits or costs (see note 11).

(14) Fair Value Measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This statement establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 31, 2009.

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥45,648	¥45,648	¥—	¥45,648
Derivative instruments
Foreign exchange instruments (notes 1(q) and 15)	—	71,735	—	71,735	—	—
Interest rate instruments (notes 1(q) and 15)	—	51,818	2,437	54,255	—	—

Total derivative instruments	—	123,553	2,437	125,990	(68,251)	57,739

Available-for-sale securities	54,807	3,913	9,906	68,626	—	68,626

Total	¥54,807	¥127,466	¥57,991	¥240,264	¥(68,251)	¥172,013

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 15)	¥—	¥(25,880)	¥—	¥(25,880)	¥—	¥—
Interest rate instruments (notes 1(q) and 15)	—	(114,406)	(143)	(114,549)	—	—

Total derivative instruments	—	(140,286)	(143)	(140,429)	68,251	(72,178)

Total	¥—	¥(140,286)	¥(143)	¥(140,429)	¥68,251	¥(72,178)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts” are met.

The following table presents a reconciliation during the year ended March 31, 2009 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (notes 1(q) and 15)	Available-for-sale securities	Total
Balance at beginning of year	¥54,636	¥1,660	¥13,661	¥69,957
Total realized/unrealized gains or losses
Included in earnings	(5,185)	1,614	—	(3,571)
Included in other comprehensive income (loss)	—	—	(2,259)	(2,259)
Purchases, issuances, and settlements, net	(938)	(946)	(1,228)	(3,112)
Foreign currency translation	(2,865)	(34)	(268)	(3,167)

Balance at end of year	¥45,648	¥2,294	¥9,906	¥57,848

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥(4,231)	¥1,598	¥—	¥(2,633)
Included in other comprehensive income (loss)	—	—	(2,259)	(2,259)

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income or other expenses in the consolidated statements of income.

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Retained interests in securitizations

The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved. In order to estimate cash flows, Honda utilizes various significant assumptions including market observable inputs such as forward interest rates, as well as internally developed inputs, such as prepayment speeds, delinquency levels and credit losses. Fair value measurement for retained interests in securitization is classified as Level 3.

Foreign exchange and interest rate instruments (see notes 1(q) and 15)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off – balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Available-for-sale securities

The fair value of marketable securities is estimated using quoted market prices. Fair value measurement for marketable securities is classified as Level 1.

The fair value of money market funds classified as short-term investments are estimated based on market observable inputs such as the average of the net asset value price. Fair value measurement for its money market funds is classified as Level 2.

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. Since the ARS market had been illiquid as of March 31, 2009 and no readily observable prices exist, Honda measures the fair value of the ARS based on the discounted cash flows of the expected interest payments to maturity dates of the ARS and the insurance, reinsurance and guarantees by the United States Government. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2009. In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In accordance with FSP FAS 157-2, Honda has not applied the provisions of Statement 157 to the impairment of long-lived assets and goodwill that have been recognized or disclosed at fair value for the year ended March 31, 2009.

Honda adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115” on April 1, 2008. Honda has not elected the fair value option for the fiscal year ended March 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated fair values of significant financial instruments at March 31, 2008 and 2009 are as follows (see notes 1(q) and 15):

	Yen (millions)
	2008		2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *1	¥3,590,110	¥3,661,502	¥3,526,073	¥3,471,727
Available-for-sale securities	133,746	133,746	68,626	68,626
Held-to-maturity securities	20,672	20,851	3,234	3,320
Debt	(4,394,817)	(4,428,164)	(4,616,979)	(4,492,595)
Derivative instruments *2
Asset position	¥96,507	¥96,507	¥57,739	¥57,739
Liability position	(54,292)	(54,292)	(72,178)	(72,178)

Net	¥42,215	¥42,215	¥(14,439)	¥(14,439)

*1

The carrying amounts of finance subsidiaries-receivables at March 31, 2008 and 2009 in the table exclude ¥1,111,187 million and ¥641,721 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2008 and 2009 in the table also include ¥652,749 million and ¥595,482 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

*2	The derivative instruments are included in other assets and other current assets and/or liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)
	2008	2009
Other current assets	¥37,241	¥6,307
Other assets	59,266	51,432
Other current liabilities	(54,292)	(72,178)

	¥42,215	¥(14,439)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(15) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see notes 1(q) and 14) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties. Honda does not hold derivatives designated as hedging instruments at March 31, 2009.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2008 and 2009 are as follows:

	Yen (millions)
	2008	2009
Foreign currency forward exchange contracts	¥615,845	¥531,615
Foreign currency option contracts	272,204	76,099
Currency swap agreements	663,013	667,011

Foreign exchange instruments	¥1,551,062	¥1,274,725

Interest rate swap agreements	¥4,294,956	¥4,327,124

Interest rate instruments	¥4,294,956	¥4,327,124

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months.

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2009 are as follows.

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥71,735	¥(25,880)	¥9,104	¥50,254	¥(13,503)
Interest rate instruments	54,255	(114,549)	(2,797)	1,178	(58,675)

Total	¥125,990	¥(140,429)	¥6,307	¥51,432	¥(72,178)

Netting adjustment	(68,251)	68,251

Net amount	¥57,739	¥(72,178)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts” are met.

The effect of derivative instruments on the Company’s results of operations for the year ended March 2009 is as follows:

Yen (millions)
Derivatives designated as hedging instruments
Cash flow hedge:
Foreign exchange instruments:
Gain (loss) recognized in other comprehensive income (loss) (effective portion)	¥(48)
Gain (loss) reclassified from accumulated other comprehensive income (loss) into income (effective portion)	412
Gain (loss) recognized in income (financial instruments’ time value component excluded from the assessment of hedge effectiveness)	(435)

Derivatives not designated as hedging instruments
Foreign exchange instruments	¥12,310
Interest rate instruments	(33,131)

Total	¥(20,821)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The gains and losses are included in other income (expense) on a net basis with related items, such as foreign currency translation. (see note 1(p))

(16) Commitments and Contingent Liabilities

At March 31, 2009, Honda had commitments for purchases of property, plant and equipment of approximately ¥144,874 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2008 and 2009, Honda has guaranteed ¥36,456 million and ¥33,691 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥36,456 million and ¥33,691 million, respectively, at March 31, 2008 and 2009. At March 31, 2009, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2009 are as follow:

	Yen (millions)
	2008	2009
Balance at beginning of year	¥317,103	¥293,760
Warranty claims paid during the period	(137,591)	(123,509)
Liabilities accrued for warranties issued during the period	136,355	79,576
Changes in liabilities for pre-existing warranties during the period	(1,476)	2,233
Foreign currency translation	(20,631)	(18,081)

Balance at end of year	¥293,760	¥233,979

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 71 purported class actions in the United States. Honda records a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes an unfavorable outcome is not probable or when a reasonable estimate of the amount or range of loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 71 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Leases

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2009 are as follows:

Years ending March 31:	Yen (millions)
2010	¥26,776
2011	19,963
2012	14,737
2013	10,802
2014	8,340
After five years	48,055

Total minimum lease payments	¥128,673

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2009 were ¥46,910 million, ¥49,442 million and ¥47,921 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Allowances for Trade Receivable and Finance Subsidiaries-receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2007, 2008 and 2009 are set forth in the following table:

	Yen (millions)
	Balance at beginning of period	Additions	Deductions	Foreign currency translation	Balance at end of period
		Charged to costs and expenses	Bad debts written off
March 31, 2007:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥10,689	¥2,918	¥5,850	¥442	¥8,199

Finance subsidiaries-receivables
Allowance for credit losses	¥32,950	¥27,286	¥27,273	¥549	¥33,512
Allowance for losses on lease residual values	37,774	16,842	20,807	119	33,928

	¥70,724	¥44,128	¥48,080	¥668	¥67,440

March 31, 2008:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,199	¥2,879	¥2,785	¥(112)	¥8,181

Finance subsidiaries-receivables
Allowance for credit losses	¥33,512	¥46,121	¥41,177	¥(5,102)	¥33,354
Allowance for losses on lease residual values	33,928	11,890	17,410	(3,521)	24,887

	¥67,440	¥58,011	¥58,587	¥(8,623)	¥58,241

March 31, 2009:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,181	¥3,700	¥2,625	¥(1,801)	¥7,455

Finance subsidiaries-receivables
Allowance for credit losses	¥33,354	¥53,981	¥49,609	¥(2,109)	¥35,617
Allowance for losses on lease residual values	24,887	23,035	26,390	(1,139)	20,393

	¥58,241	¥77,016	¥75,999	¥(3,248)	¥56,010

(19) Segment Information

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services
Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the year ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,370,617	¥8,889,080	¥409,701	¥417,742	¥11,087,140	¥—	¥11,087,140
Intersegment	—	—	3,633	21,168	24,801	(24,801)	—

Total	¥1,370,617	¥8,889,080	¥413,334	¥438,910	¥11,111,941	¥(24,801)	¥11,087,140
Cost of sales, SG&A and R&D expenses	1,270,009	8,289,537	297,792	402,724	10,260,062	(24,801)	10,235,261

Segment income	¥100,608	¥599,543	¥115,542	¥36,186	¥851,879	¥—	¥851,879

Equity in income of affiliates	¥23,380	¥78,537	¥—	¥1,500	¥103,417	¥—	¥103,417
Assets	¥1,161,707	¥5,437,709	¥5,694,204	¥338,671	¥12,632,291	¥(595,791)	¥12,036,500
Investments in affiliates	¥118,475	¥360,673	¥—	¥15,065	¥494,213	¥—	¥494,213
Depreciation and amortization	¥40,576	¥309,877	¥10,676	¥10,359	¥371,488	¥—	¥371,488
Capital expenditures	¥68,880	¥540,859	¥367,728	¥16,394	¥993,861	¥—	¥993,861
Impairment loss on long-lived assets and goodwill	¥—	¥—	¥559	¥—	¥559	¥—	¥559
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥44,128	¥—	¥44,128	¥—	¥44,128

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,558,696	¥9,489,391	¥533,553	¥421,194	¥12,002,834	¥—	¥12,002,834
Intersegment	—	—	15,499	21,571	37,070	(37,070)	—

Total	¥1,558,696	¥9,489,391	¥549,052	¥442,765	¥12,039,904	¥(37,070)	¥12,002,834
Cost of sales, SG&A and R&D expenses	1,407,409	8,827,726	431,254	420,406	11,086,795	(37,070)	11,049,725

Segment income	¥151,287	¥661,665	¥117,798	¥22,359	¥953,109	¥—	¥953,109

Equity in income of affiliates	¥28,035	¥89,521	¥—	¥1,386	¥118,942	¥—	¥118,942
Assets	¥1,240,527	¥5,591,311	¥5,907,839	¥330,604	¥13,070,281	¥(454,738)	¥12,615,543
Investments in affiliates	¥118,219	¥411,001	¥—	¥16,976	¥546,196	¥—	¥546,196
Depreciation and amortization	¥48,000	¥356,003	¥101,987	¥12,435	¥518,425	¥—	¥518,425
Capital expenditures	¥86,687	¥544,922	¥839,888	¥21,794	¥1,493,291	¥—	¥1,493,291
Impairment loss on long-lived assets and goodwill	¥—	¥—	¥5,850	¥—	¥5,850	¥—	¥5,850
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥58,011	¥—	¥58,011	¥—	¥58,011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,411,511	¥7,674,404	¥582,261	¥343,065	¥10,011,241	¥—	¥10,011,241
Intersegment	—	—	14,264	25,840	40,104	(40,104)	—

Total	¥1,411,511	¥7,674,404	¥596,525	¥368,905	¥10,051,345	¥(40,104)	¥10,011,241
Cost of sales, SG&A and R&D expenses	1,311,598	7,649,861	515,854	384,389	9,861,702	(40,104)	9,821,598

Segment income (loss)	¥99,913	¥24,543	¥80,671	¥(15,484)	¥189,643	¥—	¥189,643

Equity in income of affiliates	¥26,105	¥71,709	¥—	¥1,220	¥99,034	¥—	¥99,034
Assets	¥1,047,112	¥5,219,408	¥5,735,716	¥275,607	¥12,277,843	¥(458,926)	¥11,818,917
Investments in affiliates	¥107,431	¥379,068	¥—	¥16,247	¥502,746	¥—	¥502,746
Depreciation and amortization	¥51,200	¥373,295	¥199,324	¥13,825	¥637,644	¥—	¥637,644
Capital expenditures	¥90,401	¥523,593	¥671,127	¥16,920	¥1,302,041	¥—	¥1,302,041
Impairment loss on long-lived assets and goodwill	¥413	¥18,874	¥18,528	¥2,310	¥40,125	¥—	¥40,125
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥77,016	¥—	¥77,016	¥—	¥77,016

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥377,873 million as of March 31, 2007, ¥385,442 million as of March 31, 2008, and ¥257,291 million as of March 31, 2009, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.
5.	Depreciation and amortization of the Financial Services Business include ¥9,741 million for the year ended March 31, 2007, ¥101,032 million for the year ended March 31, 2008 and ¥195,776 million for the year ended March 31, 2009 related to depreciation of property on operating leases.
6.	Capital expenditures of the Financial Services Business includes ¥366,795 million for the year ended March 31, 2007, ¥839,261 million for the year ended March 31, 2008 and ¥668,128 million for the year ended March 31, 2009 related to purchases of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	2007	2008	2009
Motorcycles and relevant parts	¥1,221,638	¥1,418,028	¥1,323,259
All-terrain vehicles (ATVs), personal watercraft and relevant parts	148,979	140,668	88,252
Automobiles and relevant parts	8,889,080	9,489,391	7,674,404
Financial, insurance services	409,701	533,553	582,261
Power products and relevant parts	287,302	288,243	224,648
Others	130,440	132,951	118,417

Total	¥11,087,140	¥12,002,834	¥10,011,241

Geographical Information

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,061,720	¥5,291,683	¥3,733,737	¥11,087,140
Long-lived assets	¥992,723	¥929,107	¥610,100	¥2,531,930

As of and for the year ended March 31, 2008

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,053,401	¥5,313,858	¥4,635,575	¥12,002,834
Long-lived assets	¥1,084,163	¥1,479,137	¥669,546	¥3,232,846

As of and for the year ended March 31, 2009

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥1,871,962	¥3,990,729	¥4,148,550	¥10,011,241
Long-lived assets	¥1,140,316	¥1,835,163	¥566,445	¥3,541,924

The above information is based on the location of the Company and its subsidiaries.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Overseas sales and revenues based on the location of the customer

	Yen (millions)
	2007	2008	2009
North America	¥5,980,876	¥6,068,425	¥4,514,190
Europe	1,236,757	1,519,434	1,186,012
Asia	1,283,154	1,577,266	1,595,472
Other regions	905,163	1,251,932	1,269,026

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(2) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,061,720	¥6,002,797	¥1,228,564	¥1,024,680	¥769,379	¥11,087,140	¥—	¥11,087,140
Transfers between geographic areas	2,712,403	169,847	119,161	246,723	28,259	3,276,393	(3,276,393)	—

Total	¥4,774,123	¥6,172,644	¥1,347,725	¥1,271,403	¥797,638	¥14,363,533	¥(3,276,393)	¥11,087,140
Cost of sales, SG&A and R&D expenses	4,545,988	5,715,817	1,315,736	1,194,250	725,377	13,497,168	(3,261,907)	10,235,261

Operating income	¥228,135	¥456,827	¥31,989	¥77,153	¥72,261	¥866,365	¥(14,486)	¥851,879

Assets	¥2,985,123	¥6,834,409	¥948,922	¥935,963	¥414,147	¥12,118,564	¥(82,064)	¥12,036,500
Long-lived assets	¥992,723	¥1,028,132	¥198,232	¥219,358	¥93,485	¥2,531,930	¥—	¥2,531,930

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,053,401	¥6,091,512	¥1,502,240	¥1,307,117	¥1,048,564	¥12,002,834	¥—	¥12,002,834
Transfers between geographic areas	2,835,639	173,751	91,983	331,173	44,253	3,476,799	(3,476,799)	—

Total	¥4,889,040	¥6,265,263	¥1,594,223	¥1,638,290	¥1,092,817	¥15,479,633	¥(3,476,799)	¥12,002,834
Cost of sales, SG&A and R&D expenses	4,696, 482	5,832,635	1,542,676	1,507,566	976,335	14,555,694	(3,505,969)	11,049,725

Operating income	¥192,558	¥432,628	¥51,547	¥130,724	¥116,482	¥923,939	¥29,170	¥953,109

Assets	¥3,127,143	¥6,863,970	¥948,544	¥1,080,439	¥574,890	¥12,594,986	¥20,557	¥12,615,543
Long-lived assets	¥1,084,163	¥1,589,356	¥171,030	¥260,141	¥128,156	¥3,232,846	¥—	¥3,232,846

As of and for the year ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,871,962	¥4,534,684	¥1,191,540	¥1,335,091	¥1,077,964	¥10,011,241	¥—	¥10,011,241
Transfers between geographic areas	2,290,625	244,440	87,362	273,140	66,256	2,961,823	(2,961,823)	—

Total	¥4,162,587	¥4,779,124	¥1,278,902	¥1,608,231	¥1,144,220	¥12,973,064	¥(2,961,823)	¥10,011,241
Cost of sales, SG&A and R&D expenses	4,324,203	4,699,422	1,268,701	1,504,628	1,009,158	12,806,112	(2,984,514)	9,821,598

Operating income (loss)	¥(161,616)	¥79,702	¥10,201	¥103,603	¥135,062	¥166,952	¥22,691	¥189,643

Assets	¥3,078,478	¥6,547,880	¥766,594	¥1,016,059	¥450,081	¥11,859,092	¥(40,175)	¥11,818,917
Long-lived assets	¥1,140,316	¥1,918,579	¥110,543	¥253,113	¥119,373	¥3,541,924	¥—	¥3,541,924

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.
4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥377,873 million as of March 31, 2007, ¥385,442 million as of March 31, 2008, and ¥257,291 million as of March 31, 2009, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

(20) Selected Quarterly Financial Data (Unaudited) *

Quarterly financial data for the years ended March 31, 2007, 2008 and 2009 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income (loss)	Net Income (loss)	Basic net income (loss) per common share
Year ended March 31, 2007:
First quarter	¥2,599,724	¥203,521	¥143,402	¥78.46
Second quarter	2,630,874	193,024	127,909	70.05
Third quarter	2,768,652	205,110	144,827	79.45
Fourth quarter	3,087,890	250,224	176,184	96.70

	¥11,087,140	¥851,879	¥592,322	¥324.62

Year ended March 31, 2008:
First quarter	¥2,931,123	¥221,684	¥166,117	¥91.38
Second quarter	2,971,346	286,338	208,483	114.94
Third quarter	3,044,814	276,243	200,009	110.25
Fourth quarter	3,055,551	168,844	25,430	14.01

	¥12,002,834	¥953,109	¥600,039	¥330.54

Year ended March 31, 2009:
First quarter	¥2,867,221	¥221,347	¥179,611	¥98.98
Second quarter	2,826,865	148,851	123,316	67.96
Third quarter	2,533,257	102,452	20,242	11.16
Fourth quarter	1,783,898	(283,007)	(186,164)	(102.59)

	¥10,011,241	¥189,643	¥137,005	¥75.50

*	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

By:	/s/ Takanobu Ito
Takanobu Ito President and Representative Director

Date: June 30, 2009
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