Form 20-F
period 2010-03-31
HONDA MOTOR CO LTD
filed 2010-06-24
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Title of each class	Outstanding as of March 31, 2010
Common Stock	1,814,602,736**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act,    Yes  ☒    No  ☐

If this report is an annual or transmission report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such file).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or, a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 71,107,703 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2010 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions)					U.S. dollars (millions)
	2006	2007	2008	2009	2010	2010
Income statement data:
Net sales and other operating revenue	¥9,907,996	¥11,087,140	¥12,002,834	¥10,011,241	¥8,579,174	$92,210
Research and development	510,385	551,847	587,959	563,197	463,354	4,980
Operating income	868,905	851,879	953,109	189,643	363,775	3,910
Income before income taxes and equity in income of affiliates	829,904	792,868	895,841	161,734	336,198	3,613
Equity in income of affiliates	99,605	103,417	118,942	99,034	93,282	1,003
Net income	612,320	612,439	627,347	150,933	282,611	3,038
Net income attributable to Honda Motor Co., Ltd.	597,033	592,322	600,039	137,005	268,400	2,885
Balance sheet data:
Total assets	¥10,631,400	¥12,036,500	¥12,615,543	¥11,818,917	¥11,629,115	$124,990
Long-term debt	1,879,000	1,905,743	1,836,652	1,932,637	2,313,035	24,861
Honda Motor Co., Ltd. shareholders’ equity	4,125,750	4,488,825	4,550,479	4,007,288	4,328,640	46,525
Total equity	4,213,210	4,611,732	4,692,285	4,130,344	4,456,430	47,898
Common stock	86,067	86,067	86,067	86,067	86,067	925
Cash flow data:
Depreciation excluding property on operating leases	¥262,225	¥361,747	¥417,393	¥441,868	¥401,743	$4,318
Depreciation of property on operating leases	—	9,741	101,032	195,776	227,931	2,450
Total depreciation	262,225	371,488	518,425	637,644	629,674	6,768
Capital expenditures	460,021	597,958	668,228	635,190	392,062	4,214
Purchase of operating lease assets	—	366,795	839,261	668,128	544,027	5,847
Total capital expenditures	460,021	964,753	1,507,489	1,303,318	936,089	10,061

Weighted average number of shares outstanding

	(Thousands of shares)
	2006	2007	2008	2009	2010
Weighted average number of common shares outstanding	1,840,799	1,824,675	1,815,356	1,814,560	1,814,605

Net income attributable to Honda Motor Co., Ltd. per common share

	(Yen)					(US$)
	2006	2007	2008	2009	2010	2010
Basic	¥324.33	¥324.62	¥330.54	¥75.50	¥147.91	$1.59
Diluted	324.33	324.62	330.54	75.50	147.91	1.59

Net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. available to common shareholders by the weighted average number of common shares outstanding during each year.

Dividends declared during the period per common share

	(Yen)					(US$)
	2006	2007	2008	2009	2010	2010
Dividends declared during the period per common share	¥38.50	¥77.00	¥84.00	¥77.00	¥34.00	$0.37

Additionally, a year-end dividend of ¥12 ($0.13) per common share aggregating ¥21.7 billion ($234 million) relating to fiscal 2010 was determined by our board of directors in April 2010 and approved by our shareholders in June 2010. This dividend will be paid in June 2010.

Stock Split

The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. All per share information has been adjusted retroactively for the fiscal year ended March 31, 2006 to reflect this stock split.

Reclassification Adjustments

As described in Note (1)(u) to our consolidated financial statements, certain reclassifications have been made to the consolidated financial statement periods presented above to conform to the presentation used for the fiscal year ended March 31, 2010.

Noncontrolling Interests in Consolidated Financial Statements

Honda adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, which is now codified in the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, effective April 1, 2009. Upon the adoption of this statement, Honda has changed the prior consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2010. See Note (1)(c).

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥93.04 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2010. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 28, 2010, the noon buying rate was ¥90.81 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2006	113.67	117.48	120.93	104.41
2007	116.55	117.56	121.81	110.07
2008	113.61	99.85	124.09	96.88
2009	100.85	99.15	110.48	87.80
2010	92.49	93.40	100.71	86.12
2011 (through May 28, 2010)	92.53	90.81	94.68	89.89
Dec-2009			93.08	86.62
Jan-2010			93.31	89.41
Feb-2010			91.94	88.84
Mar-2010			93.40	88.43
Apr-2010			94.51	92.03
May-2010			94.68	89.89

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

Risks Relating to Honda’s Industry

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia.

A sustained loss of consumer confidence in these markets, which may be caused by continued economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

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

Risks Relating to Honda’s Business Generally

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

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulations, including with respect to global climate changes

Regulations regarding vehicle emission levels, fuel economy, noise, safety and hazardous substances, as well as levels of pollutants from production plants are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive, particularly in recent years, due to an increasing concern with respect to possible global climate changes. The costs to comply with these regulations can be significant to Honda’s operations.

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

Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials for manufacturing of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

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

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including exercising voting rights inherent in their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

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

Cautionary statement with respect to forward looking statements in this Annual Report

This Annual Report includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

•

the political, economic and social conditions in Japan and throughout the world including North America, Europe and Asia, including economic slowdowns, recessions, changes in consumer preferences, rising fuel prices, financial crises and other factors, as well as the relevant governments’ specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, motorcycle and power product industries and markets in Japan and other markets throughout the world in which Honda conducts its business, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	the effects of competition in the automobile, motorcycle and power product markets on the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	Honda’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing;

•	the effects of economic stagnation or recession in Honda’s principal markets and of exchange rate and interest rate fluctuations on Honda’s results of operations; and

•	the effects of environmental and other governmental regulations and legal proceedings.

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

Principal Capital Investments

In the fiscal years ended March 31, 2008, 2009 and 2010, Honda’s capital expenditures were ¥1,493.2 billion, ¥1,302.0 billion, and ¥893.0 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥654.0 billion, ¥633.9 billion, and ¥348.9 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2010, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the motorcycle business, automobile business, financial services business, and power product and other businesses.

The following tables show the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	Yen (billions)
Motorcycle Business	¥1,558.6	¥1,411.5	¥1,140.2
Automobile Business	9,489.3	7,674.4	6,554.8
Financial Services Business	533.5	582.2	606.3
Power Product and Other Businesses	421.1	343.0	277.6

Total	¥12,002.8	¥10,011.2	¥8,579.1

	Fiscal years ended March 31,
	2008	2009	2010
	Yen (billions)
Japan	¥1,585.7	¥1,446.5	¥1,577.3
North America	6,068.4	4,514.1	3,736.4
Europe	1,519.4	1,186.0	764.7
Asia	1,577.2	1,595.4	1,543.3
Other Regions	1,251.9	1,269.0	957.2

Total	¥12,002.8	¥10,011.2	¥8,579.1

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

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1800cc class in cylinder displacement. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, two or four-cycle, and single, two, four or six-cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda has also produced all—terrain vehicles (ATVs) since 1984, personal watercraft (PWC) since 2002 and multi utility vehicles (MUVs) since 2008.

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC), and revenue from Motorcycle Business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008		2009		2010
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	311	¥93.5	232	¥81.8	190	¥70.4
North America	453	265.6	320	182.2	189	103.9
Europe	313	226.6	276	178.6	199	124.6
Asia	6,633	484.4	7,523	460.4	7,628	461.0
Other Regions	1,610	488.3	1,763	508.3	1,433	380.1

Total	9,320	¥1,558.6	10,114	¥1,411.5	9,639	¥1,140.2

Motorcycle revenue as a percentage of total sales revenue		13%		14%		13%

Motorcycles are produced by Honda in Japan at the Kumamoto factory. Honda’s motorcycles are also produced by subsidiaries in countries around the world including Italy, Thailand, Vietnam, the Philippines, India, Brazil, and Argentina.

For further information on recent operations and a financial review of the motorcycle business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Automobile Business

Honda started the automobile business in 1963 with the T360 mini-truck and the S500 small sports car, and subsequently launched a series of mass-produced models including the Civic in 1972, the Accord in 1976, which established a base for its automobile business. In 1969, production of the mini-vehicles N600 and TN600 began in Taiwan using component parts sets. In 1982, Honda became the first Japanese automaker to begin local automobile production in the United States (with the Accord).

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

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Legend, Accord, Inspire, Civic, Insight, City, Acura RL, Acura TL, Acura TSX, Acura CSX

Minivans, Multi-wagons, Sport Utility Vehicle:

Elysion, Odyssey, Step Wagon, Stream, FREED, FR-V, Airwave, Fit/Jazz, Partner Pilot, Ridgeline, CR-V, Element, Crossroad, CR-Z, Acura RDX, Acura MDX, Acura ZDX

Mini cars:

Life, Zest, Vamos, Acty

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008		2009		2010
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	615	¥1,321.0	556	¥1,225.3	646	¥1,383.8
North America	1,850	5,209.4	1,496	3,723.8	1,297	3,013.4
Europe	391	1,182.6	350	923.5	249	575.3
Asia	755	1,048.4	793	1,079.5	950	1,041.2
Other Regions	314	727.8	322	721.9	250	540.9

Total	3,925	¥9,489.3	3,517	¥7,674.4	3,392	¥6,554.8

Automobile revenue as a percentage of total sales revenue		79%		77%		77%

Automobiles are produced by Honda at two sites in Japan: the Saitama factory and the Suzuka factory. Our major production sites overseas include those located in Ohio (U.S.A.), Alabama (U.S.A.), Indiana (U.S.A.), Ontario (Canada), Swindon (U.K.), Ayutthaya (Thailand), Uttar Pradesh (India) and Sao Paulo (Brazil). Yachiyo Industry Co., Ltd., one of our consolidated subsidiaries, assembles Mini cars for the Japanese domestic market.

For further information on recent operations and a financial review of the automobile business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”

Financial Services Business

We offer a variety of financial services to our customers and dealers through finance subsidiaries in countries including Japan, the United States, Canada, the United Kingdom, Germany, Brazil and Thailand, with the aim of providing sales support for our products. The services of these subsidiaries include retail lending, leasing to customers and other financial services, such as wholesale financing to dealers.

The following table sets out Honda’s revenue from Financial Services Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	Revenue	Revenue	Revenue
	(billions)	(billions)	(billions)
Japan	¥23.4	¥24.0	¥24.6
North America	483.9	527.9	553.1
Europe	13.2	12.6	10.4
Asia	4.9	4.7	4.3
Other Regions	8.0	12.8	13.8

Total	¥533.5	¥582.2	¥606.3

Financial Service revenue as a percentage of total sales revenue	4%	6%	7%

For further information on recent operations and a financial review of the financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Product and Other Businesses

Honda’s power product business began in 1953 with the introduction of the model the H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including tillers, portable generators, general-purpose engines, grass cutters, outboard marine engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers). In 2003, Honda introduced a compact home-use cogeneration* unit. In addition, Honda began sales of thin film solar cells made of crystalline silicon for home use in 2007 and for public and industrial use in 2008.

*

Cogeneration: Cogeneration refers to the multiple applications of energy derived from a single source, such as using the heat supplied during the combustion process that drives an engine for other heating or cooling purposes.

The following table sets out Honda’s revenue from Power Product and Other Businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008		2009		2010
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	550	¥147.7	516	¥115.2	322	¥98.3
North America	2,415	109.4	1,893	80.1	1,818	65.8
Europe	1,693	96.8	1,306	71.1	1,066	54.3
Asia	915	39.4	970	50.7	1,069	36.7
Other Regions	484	27.6	502	25.8	469	22.3

Total	6,057	¥421.1	5,187	¥343.0	4,744	¥277.6

Power Product and other revenue as a percentage of total sales revenue		4%		3%		3%

*

Unit sales of Power product and other business include all trilateral trade transactions from the fiscal year ended March 31, 2010. The change in the presentation for unit sales of Power product and other business resulted in an increase of 54 thousand units as compared to the presentation used in the prior periods. Trilateral trade transactions represent the transaction in which the Company purchases products from the vendors overseas and sells them to third countries.

For further information on recent operations and a financial review of the power product and other businesses, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”

Marketing and Distribution

Most of Honda’s products are distributed under the Honda trademarks in Japan and/or in overseas markets.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 7,600 outlets, including approximately 800 “PRO’S” shops and approximately 100 Honda Dream authorized dealerships.

As for the automobile distribution network, at present, 785 retail dealers operate 2,191 shops and sell models including the Legend, Inspire, Accord, Civic, Insight, Elysion, Odyssey, Step Wagon, Stream, FREED, Airwave, Fit, CR-V, Crossroad, CR-Z, Partner, Life, Zest, Vamos, and Acty.

Power products are distributed in Japan to approximately 1,430 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Training programs on automobile service technicians are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas Sales

In fiscal 2010, approximately 96% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,200 independent local dealers for motorcycles, approximately 1,300 for automobiles and approximately 7,000 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 269 dealerships at the end of fiscal 2010. The Acura network offers RL, TL, TSX, RDX, MDX, ZDX models, and CSX in Canada.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, Pilot, MDX, Odyssey, TL, Ridgeline, RDX, Element and ZDX to other markets. In fiscal 2010, Honda exported approximately 27,500 units from North America to 40 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,800 independent local dealers for motorcycles, approximately 1,900 for automobiles and approximately 2,700* for power products.

*	Total number represents dealers in 10 countries where Honda has foreign sales subsidiaries.

In Asia, Honda’s products are distributed through approximately 13,700 independent local dealers for motorcycles, approximately 1,300 for automobiles and approximately 1,560* for power products.

*	Total number represents dealers in six countries where Honda has foreign sales subsidiaries.

The Company exports motorcycle components to 15 countries, including Indonesia, Vietnam, Thailand, and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company exports automobile components to 14 countries, including the United States, Canada, Thailand, China and Brazil, where automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company also exports power product components to seven countries, including Thailand and China, where power products are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and Parts Related Operations Overseas

Honda provides its overseas operations, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 50% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2010.

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

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, to limit emissions into the environment and the impact on global climate changes, the Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline and diesel vehicles which has become effective starting from 2008. New long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the particulate matter (PM) standard. New long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM standards. Furthermore, in March 2008, to strengthen the enforcement of laws, the 2009 Exhaust Emission Standards were created after the passage of new long-term regulation. Long-term targets for gasoline vehicles remain unchanged except those for direct injection gasoline vehicles, which will also be required to meet the PM standard. New long term emissions targets for diesel vehicles have been lowered by more than 60% from the current level of NOx and PM standards.

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

In April 2004, the CARB finalized its “ZEV” requirements. Under these requirements, beginning with 2005 model cars, 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (PZEV), which includes SULEV with warranties coverage up to the earlier of 15 years or 150,000 driven miles, 2% must be advanced technology PZEV and 2% must be ZEV. Required percentages have been gradually increased under the ZEV standards from the 2008 model cars.

In March 2009, the CARB amended “ZEV regulation”. The CARB requires 7,500 fuel cell vehicles (FCV) in the entire industry from 2009 to 2011 instead of current requirement of 2,500 FCV. In addition, the manufacturer should sell the significant number of Enhanced Advanced Technology Partial Zero Emission Vehicles (Enhanced AT-PZEV) in the market after the 2012 model year.

In 2010, the CARB began to discuss with the automobile industry, the next phase exhaust emission standard, “California Low Emission Vehicle Program III” (LEV III), which is expected to have more stringent standards.

Currently, many other states have also adopted or proposed to adopt the California ZEV regulation.

Europe

In each EU country, standards, such as those providing for preferential automobile tax treatment, have been established in respect of diesel vehicles that comply with the requirements prescribed in Euro4 for which the PM emission does not exceed 5mg/km. Honda has already introduced a considerable number of Euro4-compliant diesel models in Europe.

In 2005, the European Union created new emission standards (Euro5 and Euro6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro5 was implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles were further lowered compared to the Euro4 level of HC, NOx and PM. Euro6 will be implemented in 2014. Emission limits for diesel vehicles will be lowered even more than the Euro5 level HC and NOx.

Additionally, Euro6 will require limits on the amount of PM allowed in diesel and petrol vehicles. A PM mass limit to gasoline vehicles which use direct injection engines has been implemented when Euro5 standards were introduced.

Russia

The Euro4 regulation has been in effect from January 2010. Additionally, the Euro5 regulation will be implemented in January 2014.

China

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro3 and Euro4). Step3 was implemented in 2007 and Step4 will be implemented in July 2010. In addition, China is further contemplating the introduction of Step5 emission regulations.

In the city of Beijing, Step3 was implemented in December 2005 and Step4 was implemented in March 2008. In addition, the city of Beijing is studying introduction of Step5 emission regulations in the second half of 2012.

Other Regions

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement. Accordingly, some manufacturers will be required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard from January 2005. In January 2009, an enhanced national emission standard was implemented.

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro2 and Euro3). Some of these countries are studying introduction of Euro4 and Euro5.

Australia implemented Euro4-equivalent regulations in July 2008. In addition, Australia is studying introduction of Euro5 in 2013.

2. Fuel Economy / CO2

Japan

In 1998, an amendment was made to the Law Concerning Rationalization of Energy Usage that established a fuel efficiency standard based on weight class in Japan. This standard was tightened in 2005 for diesel-fueled automobiles. For gasoline automobiles, tighter standards are to be implemented during 2010.

In light of the CO2 reduction targets promulgated under the Kyoto Protocol in respect to concerns related to possible global climate changes, the Japanese government issued a fuel regulation for an interim ethanol blending limit (less than 3%) which became effective in 2003. The Japanese government intends to further increase this limit until the final target of 10% is achieved within a decade from 2003.

In 2005, discussions about the “POST-2010” standard took place among the applicable ministries and industries.

In February 2007, the final “POST-2010” target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

Ethanol blended fuel is a “biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO 2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the Corporate Average Fuel Economy (CAFE) standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category. The CAFE standard for passenger cars has been set at 27.5 miles per gallon (mpg) starting from the 1990 model year and for light trucks at 20.7 miles per gallon standard was established for the

1996-2004 model years. The standard for light trucks increased from the 2005 model year (21.0 miles per gallon) to the 2007 model year (22.2 miles per gallon). The National Highway Traffic Safety Administration (NHTSA) reformed the CAFE standard for light trucks in 2006. The new size-based CAFE standard for light trucks would have been implemented in the 2008 model year. However, on November 15, 2007, the United Stated Ninth Circuit Court of Appeals decided to revoke the CAFE regulation concerning light-duty trucks that the NHTSA had adopted. The court held that the NHTSA failed to (1) implement the cost conversion of CO2 emission when establishing the CAFE limit values concerning the 2008-2009 model year light-duty trucks, (2) establish the Backstop Requirements, (3) the requirements concerning classification of passenger automobiles and light-duty trucks and (4) prescribe the fuel economy limit values for all vehicles with the Gross Vehicle Weight Rating class of 8,500 to 10,000 pounds. The court held that the CAFE regulation was arbitrary and capricious and that, furthermore, it violated the U.S. Energy Policy and Conservation Act. In addition, former U.S. President Bush directed relevant U.S. federal agencies to take the first steps toward regulations that would reduce gasoline consumption and Green House Gas (GHG) emissions from vehicles by 20 percent over the next 10 years. Therefore, the NHTSA has to promptly establish new limit values conforming to the pertinent policy and to apply it in the earliest possible model year. The NHTSA issued a new CAFE regulation draft which applies to passenger cars and light trucks from the 2011 model year to the 2015 model year on May 2, 2008. The proposal requires 31.6 miles per gallon for the combined CAFE standard in the 2015 model year. However, on January 26, 2009, President Obama announced that he has directed the NHTSA to issue the CAFE standard of the 2011 model year initially, and issue the standard for the 2012 model year and subsequent model years after reconsidering the details of this standard. In March 2009, the NHTSA issued the CAFE regulation standard for passenger cars and light trucks for the 2011 model year. The CAFE standard calculation of passenger cars and light trucks for the 2011 model year use a footprint prescribed in the CAFE regulation issued in 2006. Industry-wide combined average for the 2011 model year is estimated to be 27.3 mpg. The EPA and the NHTSA jointly finalized the U.S. federal GHG regulation from 2012 model year in accordance with President Obama’s announcement. The EPA begins restricting carbon dioxide (CO2) emission, and the NHTSA restricts fuel economy (mile per gallon) as previously. The standard for the 2016 model year is 250 g-CO2/mile or 35.5 mpg over the industry average. In addition, a manufacturer is also deemed to comply with CARB GHG regulation if the manufacturer complies with EPA-GHG, based on an agreement among the White House, the CARB and the industry.

In August 2005, the CARB finalized its GHG regulation in response to concerns related to possible global climate changes. Under the GHG regulation, which became effective for the 2009 model year, automobile manufacturers have to improve fuel economy from the 2002 levels by more than 30% by the 2016 model year.

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

In March 2008, the EPA denied California’s GHG regulation waiver request against the CARB. On January 26, 2009, U.S. President Obama announced that he had directed the EPA to review California’s waiver request. The EPA approved the waiver on July 8th, 2009 because the CARB promised that a manufacturer was also deemed to comply with CARB GHG regulation if the manufacturer complied with EPA-GHG from the 2012 through 2016 model years.

Europe

In 2006, discussions about establishing targets for 2008 began among the European Commission, Member States and the automobile industry.

In 2008, the European parliament adopted CO2 regulations in response to concerns related to possible global climate changes. The adopted CO2 regulations was published by Official Journal in June 2009.

Pursuant to those CO2 regulations, the European Commission set a more stringent target of 130 grams of carbon dioxide per kilometer for new passenger cars offered for sale in the EU from 2012. In addition, the CO2 regulations provided manufacturers with the necessary incentive to reduce the CO2 emissions of their vehicles by imposing an excess emissions premium if their average emission levels are above the limit value curve. This premium will be based on the number of grams per kilometer (g/km) that an average vehicle sold by the manufacturer exceeds the limit imposed by the curve, multiplied by the number of vehicles sold by the manufacturer.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 was implemented in 2008. In addition, the Chinese Government is studying introduction of Step3 emission regulations in 2012.

Other Regions

South Korea adopted the regulation of Corporate Average Fuel Economy for passenger vehicles in 2005. Domestic vehicles have been required to adhere to these regulations starting from 2006 and imported vehicles have been required to meet the requirement from 2010. In addition, South Korea adopted a more stringent regulation in 2008 that will be implemented in 2012. However, as South Korea is reconsidering the implementation of these regulations, only selective regulation (Fuel Economy or CO2) will be implemented in 2012.

3. Recycling / End-of-Life Vehicles (ELV) / REACH

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

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which became effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the Agency, based on annual production or import quantity levels. Submitting a pre-registration between June 1, and December 1, 2008 will allow the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances. The list of Substance of Very High Concern (SVHC) is amended periodically by adding substances. Currently, 30 substances are in the SVHC list. Upon a request by a consumer, a supplier of a product containing SVHC must provide the consumer with sufficient information, with at least the name of the substance, within 45 days.

Other Regions

Taiwan and Korea implemented automobile recycling laws from January 1, 2008 following the regulations established by the European Union and Japan. In addition, China has a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In November 2007, the Ministry of Land, Infrastructure and Transport (MLIT) issued safety standards which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and crashing.

In March 2008, the MLIT issued the technical standards for Event Data Recorders (EDRs). Installation of EDRs in vehicles and, if an EDRs is installed, compliance with MLIT’s technical standards, are both voluntary.

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

In January 2010, MLIT started preparing a guideline for some measures against the silent characteristic of hybrid vehicles and also started studying how to regulate this.

In March 2010, in the session of the World Forum for Harmonization of Vehicle Regulations (WP29) of the United Nations Economic Commission for Europe, Japan proposed the establishment of “a mutual certification system of international vehicle type certifications”, which was agreed upon.

In March 2010, triggered by a hit-and-run accident in the United States, the MLIT began research on introducing “brake-override-systems”.

The United States

In August 2006, the NHTSA issued a final rule revising performance requirements for advanced airbag systems. The rule upgrades the maximum speed for frontal barrier crash tests using a belted small adult female dummy. Manufacturer must comply with the upgraded requirements for 35% of all vehicles produced by 2009, 65% by 2010, and 100% by 2011.

In April 2007, the NHTSA issued a final rule regarding an electronic stability control system standard for light vehicles to reduce rollover crashes. The new standard requires installation of electronic stability control system. Manufacturers have had to comply with the standard for 55% of all vehicles produced by 2008, 75% by 2009, 95% by 2010, and 100% by 2011.

In May 2007, the NHTSA issued a final rule to revise some performance requirements for head restraints, to delay the effective date, and to set a phase-in compliance schedule. For front seat requirements, manufacturer have had to comply with the revised requirements for 80% of all vehicles produced by 2009, and 100% by 2010. For voluntarily installed rear head restraints, manufacturers also must be in compliance for 80% of all vehicles by 2010, and 100% by 2011.

In January 2008, the NHTSA issued a final rule to revise some performance requirements for event data recorders and to delay the effective date. Manufacturers offering passenger cars and/or other light vehicles equipped with event data recorders must comply with the revised requirements on or after September 2012.

In February 2008, the Cameron Gulbransen Kids Transportation Safety Act was established, and the NHTSA issued some regulations to prevent accidents involving children based on the Act. In March 2009, the NHTSA issued a proposed rule to address backover accidents. In September 2009, the NHTSA issued a proposed rule to mandate the equipping of automatic reversal systems for side windows with an “express-up” mechanism. In March 2010, NHTSA issued a final rule to mandate the equipping of the Brake Transmission Shift Interlock (BTSI) mechanism for all vehicles with automatic transmission. Manufacturers must equip BTSI on and after September 2010.

In June 2008, the NHTSA issued a final rule to revise some performance requirements and phase-in compliance schedules in upgraded side impact occupant protection standards. For both the moving deformable barrier test and the oblique side pole impact test, manufacturers must comply with the revised requirements for 20% of all vehicles produced by 2010, 40% by 2011, 60% by 2012, 80% by 2013 and 100% by 2014.

In October 2008, the NHTSA issued a final rule to revise the definition of Designated Seating Position (DSP) and to newly introduce the procedure for determining the number of DSPs. These are not Federal Motor Vehicle Safety Standards (FMVSS), but manufacturers must comply with all requirements related to DSPs, such as the equipment requirement for 3-points safety belts, on and after September 1, 2011.

In May 2009, the NHTSA issued a final rule to upgrade vehicle roof crush standard. The rule newly introduces the “Two-sided Roof Test,” which imposes the strength tests for both sides of the vehicle roof, and increases the maximum applied load. For vehicles with GVWR of 2,722kg or less, manufacturers must comply with the upgraded requirements for 25% of all vehicles produced by 2012, 50% by 2013, 75% by 2014, and 100% by 2015. For heavier vehicles, manufacturers must comply with the standards on and after September 2016.

In December 2009, the NHTSA issued a proposed rule to prevent the ejection of occupants in rollover accidents. The rule requires “ejection mitigation countermeasure” (e.g. advanced glazing or head protection side airbag) equipment which meets with performance requirements. Manufacturers must comply with the new requirements from the first September which occurs after six years have elapsed since the issuance of the final rule.

Europe

The European Commission issued a new regulation for pedestrian protection, which includes installation requirements of the Brake Assist System. It required M1 (Passenger vehicles up to nine passengers) and N1 (Light commercial vehicles with gross vehicle weight up to 3.5 tons) vehicles to meet standards for the protection of pedestrians in the event of a collision with the front of a motor vehicle. The new regulation will be effective November 24, 2011 for new types of vehicles.

Additionally, the European Commission issued a new regulation for GSR (type approval requirements for the General Safety of vehicles). It includes an installation requirement for the advanced safety system (Electronic Stability Control System (ESC) and Tyre Pressure Monitoring Systems (TPMS)) and a tire performance requirement in order to improve the safety and environmental performance of vehicles.

In September 2008, United Nation issued a revised Economic Commission for Europe (ECE) regulation relating to installation of lighting devices to require the installation of dedicated daytime running lamps (DRL). For M1 and N1 vehicles, manufacturers must equip DRL and comply with related requirements on and after February 2011, if certified as new type vehicle.

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

In July 2008, the NHTSA issued a final decision to upgrade NCAP testing and safety rating criteria with the revision of frontal and side impact tests, the introduction of an overall rating program, and the addition of ratings for crash avoidance technologies. These new tests and rating criteria will be used for vehicles tested as part of the NCAP beginning with model year 2011 vehicles.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydro-carbon levels and durability, are stricter than the current European regulations, namely the Euro3 regulations.

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

Europe

The EU maintains emissions regulations (Euro3) for motorcycles, as well as the “Motor Cycle (& Moped)-Whole Vehicle Type Approval”, a uniform certification system for two and three-wheeled motor vehicles.

The Euro3 regulations are the most stringent class standard for motorcycles. Euro3 regulations have been in effect from January 2006.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

In Thailand, a sixth stage of emissions control, which is generally equivalent to or stricter than Euro3, has been implemented.

In Indonesia, Euro2-equivalent regulations have been in effect from January 2006.

In China, the National third stage of emissions control, which is generally equivalent to or stricter than Euro3 regulations, was introduced in 2008.

In Korea, Euro3-equivalent regulations were implemented in 2008.

In Brazil, Euro3-equivalent regulations have been in effect from the beginning of 2009.

In India, second stage regulations based on the Indian authorities’ own test method are in effect and enhanced regulations were enacted in 2005. The third stage of emission control will be implemented from 2010.

2. Safety

Japan

Japan introduced ECE R78—Braking system based on gtr (global technical regulation). It has applied the requirement to new type models from June 18, 2009, and will apply it to all models from June 18, 2011.

The United States

The Consumer Product Safety Improvement Act of 2008 was signed into law by former President Bush on August 14, 2008. In accordance with this, children’s products including ATVs and off-road motorcycles for children have had to comply with hazardous substance and other requirements (e.g. certificate, third party testing, tracking label requirements) after November 11, 2008, and ATVs products have had to comply with the ANSI standard from April 13, 2009.

Three wheeled all terrain vehicles, or ATVs (formerly referred to as “ATC”s) were a problem due to the youth- involved accidents in the 80s’, and ATVs regulations established at that time. However, it turned out that a voluntary standard, which was agreed to between the industry and regulators, was established. Although the number of accidents did not increase in the 90s’, the ATVs market in the US experienced a rapid development from 2000 and the problem of youth-involved accidents increasing continued to be a focal point.

The Consumer Product Safety Commission (CPSC) and ATVs industry updated the voluntary standard in 2007. That standard has been introduced in the regulation.

Europe

The number of ATVs designed to travel on four low pressure tires on non-paved surfaces has recently increased in the EU market. Because travel on public roads is necessary in Europe, manufacturers in China, Taiwan and U.S. have been receiving approval for their ATVs by the Whole Vehicle Type Approval (WVTA) Quadricycle category, and the vehicles are used in mixed traffic without safety measures. For that reason, the EU Commission is continuing discussions with each industry organization, recognizing the need for a review of the definition and the requirements of these vehicles.

The driving licenses directive was updated, and established on new category for mopeds, and changed the contents of each category. The new directive will be effective from January 19, 2013.

Other regions

The Brazil government issued a new regulation regarding anti-theft devices and has required installing an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009.

However, this regulation has not been implemented yet, because the Prosecutors Office had claimed it as unconstitutional and had asked the court to overturn it. The contents and the effective date of this regulation are under consultation between the government and the industry.

Many Asian countries, e.g. India, Thailand, and Vietnam, are introducing several regulations, e.g. lighting, braking, and anti-theft, based on ECE regulations.

The Canadian government revised the controls and display regulation in order to harmonize with U.S. – motor vehicle safety standards. It has applied to all motorcycle manufactured from February 22, 2008.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

The EPA introduced more stringent exhaust standards and new evaporative emission standards for fuel tanks and fuel lines used in the small non-road engines. The new regulation will apply starting in the 2011 model year for Class II engines (above 225 cc) and in the 2012 model year for Class I engines (less than 225 cc, used in non-handheld applications) and generally start in 2010 for handheld products. EPA also adopted a more stringent level of emission standards for outboard and personal watercraft engines starting with the 2010 model year. This new regulation includes new standards to control evaporative emissions for all vessels using marine spark-ignition engines.

China

An exhaust emission standard will be introduced in China on July 1, 2010. Its requirements are based on the European exhaust emission regulation, and are applicable to small spark ignition engines for non-road mobile machinery with 19 kW or less.

2. Safety

Japan

“The institute of Agricultural Machinery” amended the safety standard of backward speed requirement for walk-behind equipment from 1.8 km/h to 3.6 km/h, and the interpretation of splash protection guard requirements for brush cutters. New models have had to comply with the standard from April 2010, and all models will need to comply with it from April 2015.

The United States

Based on the “Consumer Product Safety Improvement Act of 2008”, walk-behind lawn mowers have had to comply with the certificate requirements from November 11, 2008. The CPSC has enhanced the recall system by this Act.

Europe

The Machinery Directive was changed on May 16, 2006, and a new directive has been effective from December 29, 2009. The main changes were to clarify the scope of the directive (e.g. partly completed machinery such as engine unit) and to add the concrete description of market survey and obligation to establish a penalty description for member states.

China

The Chinese State Council has published the “Agricultural Machinery Safety Supervision and Management Regulations.” This regulation requires that defective agricultural machinery producers should conduct recalls in a timely manner. The producers should establish the quality assurance system for their products. In addition, agricultural machinery is required to comply with the applicable new technical standards. The new regulation was implemented on November 1, 2009.

Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please customers and exceed their expectations.

Therefore, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue to enhance its social reputation in the community through companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

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

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region.

3. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4. Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

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

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

To this end, Honda will focus its limited company resources on necessary areas and undertake the following challenges for the purpose of improving business results.

- Creation of fuel efficient products that reduce our environmental footprint

- Further advancement of our motorcycle business

- Advancement of our global production system and capabilities

Through these Company-wide activities, Honda will strive to become a company whose presence is welcomed by our shareholders, customers and society.

C. Organizational Structure

As of March 31, 2010, the Company had 112 Japanese subsidiaries and 278 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor Europe (South) S.A.S.*1	France	Sales	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Motor Europe (North) GmbH *2	Germany	Sales	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Honda Motor (China) Investment Corporation, Limited	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	97.4
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Company Limited	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

*[1]	Honda Motor Europe (South) S.A.S. changed its name to Honda France S.A.S. effective April 1, 2010.

*[2]	Honda Motor Europe (North) GmbH changed its name to Honda Deutschland GmbH effective April 1, 2010.

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2010, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,444	Automobiles
Hamamatsu, Shizuoka, Japan	2,684	Power products and transmissions
Suzuka, Mie, Japan	6,796	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	3,323	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	4,776	Automobiles
Anna, Ohio, U.S.A.	2,779	Engines
East Liberty, Ohio, U.S.A.	2,652	Automobiles
Lincoln, Alabama, U.S.A.	4,109	Automobiles and engines
Greensburg, Indiana, U.S.A.	1,123	Automobiles
Alliston, Ontario, Canada	4,100	Automobiles and engines
El Salto, Mexico	2,031	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,200	Automobiles and engines
Atessa, Italy	778	Motorcycles, power products and engines
Guangzhou, China	921	Automobiles
Greater Noida, India	1,923	Automobiles
Ayutthaya, Thailand	3,510	Automobiles
Bangkok, Thailand	3,092	Motorcycles and power products
Vinhphuc, Vietnam	2,104	Motorcycles and automobiles
Buenos Aires, Argentina	294	Motorcycles
Sumare, Brazil	3,443	Automobiles
Manaus, Brazil	8,254	Motorcycles and power products
Gebze, Turkey	843	Automobiles

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

As of March 31, 2010, the Company’s property, with a net book value of approximately ¥20.4 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2010 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥873.7 billion, down ¥393.4 billion from the previous year. Also, total capital expenditures, excluding property on operating leases, for the year amounted to ¥329.7 billion, down ¥269.3 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2009	2010	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥90,401	¥38,332	¥(52,069)
Automobile Business	490,760	267,257	(223,503)
Financial Services Business	669,178	544,425	(124,753)
Financial Services Business (Excluding Property on Operating Leases)	1,050	398	(652)
Power Product and Other Businesses	16,920	23,748	6,828
Total	¥1,267,259	¥873,762	¥(393,497)
Total (Excluding Property on Operating Leases)	¥599,131	¥329,735	¥(269,396)

Intangible assets are not included in the table above.

In the motorcycle business, we made capital expenditures of ¥38,332 million in the fiscal year ended March 31, 2010. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In the automobile business, we made capital expenditures of ¥267,257 million in the fiscal year ended March 31, 2010. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities. A new engine plant in Ogawa-machi Hiki-gun, Saitama, Japan completed construction of its facilities for the production of engines in September 2009.

In the financial services business segment, capital expenditures excluding property on operating leases amounted to ¥398 million in the fiscal year ended March 31, 2010, while capital expenditures for property on operating leases were ¥544,027 million. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2010, totaling ¥23,748 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2010

We set out our original capital expenditure plans for the period from the fiscal year ended March 31, 2010 during the preceding fiscal year. We have subsequently modified these plans as follows:

The planned timing of the start of operation in the latter half of 2009 on the new auto plant of Honda Motor De Argentina S.A., which is one of the Company’s consolidated subsidiaries, in Buenos Aires, Argentina has changed to in the first half of 2011. The investment amount is approximately ¥16,000 million.

Managements mainly consider economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for fiscal year ending March 31, 2011 are shown below.

Fiscal year ending March 31, 2011
Yen (millions)
Motorcycle Business	¥43,900
Automobile Business	324,200
Financial Services Business	500
Power Product and Other Businesses	11,400

Total	¥380,000

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

Item 5. Operating and Financial Review and Prospects

A. Operating Result

Overview

Business Environment

Key trends in the economic environment surrounding the operations of Honda during the fiscal year 2010 include the following. In the United States, despite concern about economic stagnation due mainly to the continuation of the credit contraction and deterioration in the employment situation, conditions showed moderate recovery as a result of improvement in consumer spending, a bottoming out of private capital investment. In Europe, although there was concern about stagnation in the economy resulting from the credit contraction, the reactionary decline following measures to support purchases of new automobiles and deterioration in employment conditions, the economy appears to have bottomed out. In Asia, the Chinese economy recovered, and the outlook there appears to be for expansion. In India, economic conditions recovered, and the economies of other countries in the region generally appear to be recovery. In Japan, although economic conditions continued to be difficult, with unemployment rates remaining high, the economy showed a trend toward improvement, especially in consumer spending.

Overview of Fiscal Year 2010 Operating Performance

Honda’s consolidated net sales and operating revenues for the fiscal year ended March 31, 2010, decreased from the fiscal year ended March 31, 2009, due mainly to negative foreign currency translation effects and decreased net sales in automobile business. Operating income, however, increased from the previous fiscal year, due mainly to decreased selling, general and administrative expenses and R&D expenses and continuing cost reduction, which was partially offset by a decrease in income attributable to the decreased net sales, negative foreign currency effects and an increase in fixed costs per unit as a result of reduced production.

Motorcycle Business

Honda’s unit sales of motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) on a consolidated basis decreased from the previous fiscal year, due mainly to a decrease in unit sales in Japan, North America, Europe and Other Regions, including South America, which was partially offset by an increase in units sales in Asia.

In Asia, where markets are expanding, although the global economic downturn had an adverse effect during the first half of 2009, demand recovered throughout the region in the latter half. Unit sales in Asia rose, due mainly to expansion in sales of the Activa scooters in India and new types, including the CBTwister motorcycles in India, as well as to growth in sales in Thailand of the Cub-type Wave110iAT and the PCX scooters.

On the other hand, in North America, as a result of the economic downturn, unit sales of mid-size models including 750cc motorcycles and scooters as well as ATVs declined, especially in the United States. Also, unit sales in Other Regions, including South America, decreased, especially in the Brazilian market, because of the tightening of loan conditions for motorcycles triggered by the financial crisis.

Automobile Business

Honda’s unit sales of automobiles on a consolidated basis decreased from the previous fiscal year, due mainly to a decrease in unit sales in North America, Europe and Other Regions, including South America, which was partially offset by an increase in unit sales in Japan and Asia.

In Japan, during the first half of the fiscal year, conditions were difficult due to a weakness in corporate activity and stagnation in consumer spending accompanying the global economic downturn. During the second half of the fiscal year, the positive effects on demand of tax reductions and subsidies for eco-cars emerged, and sales of automobiles moved toward recovery and the number of units sold increased in Japan driven especially by robust sales of the Insight, Fit and STEPWGN. In addition, in Asia, the number of unit sales expanded mainly because of growth in demand in China and strong sales of the City mainly in Thailand and India.

On the other hand, in North America, despite growth in sales of the light truck models including the CR-V, the new Accord Crosstour and the new Acura ZDX, unit sales overall declined because of the shrinkage in demand. Moreover, in Europe, demand expanded in some countries because of government policies to encourage purchases of new cars, but more intense competition lead to an overall drop in unit sales.

Power Product and Other Businesses

Honda’s unit sales of power products on a consolidated basis decreased from the previous fiscal year, due mainly to a decrease in unit sales in Japan, North America, Europe and Other Regions, including South America, which partially offset by an increase in unit sales in Asia.

In Asia, unit sales of engines and pumps for agricultural use and brush cutters increased because of the effects of agricultural-support policies adopted by some countries and the effects of weather conditions.

On the other hand, in Japan, North America and Europe, unit sales of engines, mainly for OEM* use, decreased, and in Other Regions, including South America, unit sales of pumps and standard engines fell. These factors resulted in an overall decrease in unit sales.

*	OEM (Original equipment manufacturing): OEM refers to the manufacturing of products and components supplied for sale under a third-party brand.

Fiscal Year 2010 Compared with Fiscal Year 2009

Honda adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, which is now codified in the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, effective April 1, 2009. Upon the adoption of this statement, Honda has changed the prior consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2010. See Note (1)(c).

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2010, decreased ¥1,432.0 billion, or 14.3%, to ¥8,579.1 billion from the fiscal year ended March 31, 2009, due mainly to negative foreign currency translation effects and decreased net sales in automobile business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥746.7 billion, or 7.5%, compared to the decrease as reported of ¥1,432.0 billion, which includes negative foreign currency translation effects.

Net sales in Japan increased ¥130.7 billion, or 9.0%, to ¥1,577.3 billion from the previous fiscal year and overseas net sales decreased ¥1,562.8 billion, or 18.2%, to ¥7,001.8 billion from the previous fiscal year.

Operating Costs and Expenses

Operating costs and expenses decreased ¥1,606.1 billion, or 16.4%, to ¥8,215.3 billion from the previous fiscal year. Cost of sales decreased ¥1,004.8 billion, or 13.5%, to ¥6,414.7 billion from the previous fiscal year, due mainly to a decrease in costs attributable to the decreased net sales, positive foreign currency effects and continuing cost reduction. Selling, general and administrative expenses decreased ¥501.4 billion, or 27.3%, to ¥1,337.3 billion from the previous fiscal year, due mainly to positive foreign currency effects, a decrease in provisions for credit losses and losses on lease residual values in financial services business and the impact of expenses in the previous year which related to withdrawal from some racing activities and cancellations of development new models. R&D expenses decreased by ¥99.8 billion, or 17.7%, to ¥463.3 billion from the previous fiscal year, due mainly to improving development efficiency, while improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income increased ¥174.1 billion, or 91.8%, to ¥363.7 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses and R&D expenses and continuing cost reduction, which was partially offset by a decrease in income attributable to the decreased net sales, negative foreign currency effects and an increase in fixed costs per unit as a result of reduced production. Excluding negative foreign currency effects of ¥167.5 billion, Honda estimates operating income increased ¥341.7 billion.

With respect to the discussion above of the changes, management identified the factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated sales. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Canadian dollar, Euro, British pound, Brazilian real and Japanese yen, at the level of the Company and its material consolidated subsidiaries.

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates increased ¥174.4 billion, or 107.9%, to ¥336.1 billion. Main factors of this increase except factors relating operating income are as follows:

Unrealized gains and losses related to derivative instruments had a positive impact of ¥22.2 billion. Other income(expenses) excluding unrealized gains and losses related to derivative instruments had a negative impact of ¥21.9 billion, due mainly to a decrease in foreign currency transaction gains, which was partially offset by a decrease of impairment losses on investment securities.

Income Tax Expense

Income tax expense increased ¥37.0 billion, or 33.7%, to ¥146.8 billion from the previous fiscal year. The effective tax rate decreased 24.2 percentage points to 43.7% from the previous fiscal year. The decrease in the effective tax rate was due to (1) a decrease in tax expenses of ¥21.2 billion related to the dividend and royalty income from foreign subsidiaries and affiliates, net of foreign tax credit, because the Company did not utilize indirect foreign tax credit in the prior fiscal year due to lower taxable income and (2) a decrease in the valuation allowance of ¥7.0 billion recorded during the fiscal year ended March 31, 2010.

Equity in Income of Affiliates

Equity in income of affiliates decreased ¥5.7 billion, or 5.8%, to ¥93.2 billion, due mainly to an increase in expenses and tax expense at affiliates in certain countries in Asia, which was partially offset by a decrease in expenses at certain affiliates in Japan.

Net Income

Net income increased ¥131.6 billion, or 87.2%, to ¥282.6 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased ¥0.2 billion, or 2.0%, to ¥14.2 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. increased ¥131.3 billion, or 95.9%, to ¥268.4 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s unit sales of motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC) totaled 9,639 thousand units, decreased by 4.7% from the previous fiscal year. Unit sales in Japan totaled 190 thousand units, decreased by 18.1%. Overseas unit sales totaled 9,449 thousand units, decreased by 4.4%, due mainly to a decrease in unit sales in Other Regions, including South America, and North America, which was partially offset by an increase in unit sales in Asia.

Revenue from external customers decreased ¥271.2 billion, or 19.2%, to ¥1,140.2 billion from the previous fiscal year, due mainly to decreased unit sales and the negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥141.2 billion, or 10.0%, compared to the decrease as reported of ¥271.2 billion, which includes negative foreign currency translation effects.

Operating costs and expenses decreased ¥230.1 billion, or 17.5%, to ¥1,081.4 billion from the previous fiscal year. Cost of sales decreased by ¥149.1 billion, or 15.3%, to ¥826.7 billion, due mainly to a decrease in costs attributable to the decreased net sales, the positive foreign currency effects. Selling, general and administrative expenses decreased by ¥60.2 billion, or 24.1%, to ¥189.9 billion. R&D expenses decreased by ¥20.7 billion, or 24.3%, to ¥64.7 billion, from ¥85.5 billion, which reflects a correction from the amount previously disclosed at Item 5. Operating and Financial Review and Prospects C. Research and Development.

Operating income decreased ¥41.0 billion, or 41.1%, to ¥58.8 billion from the previous fiscal year, due mainly to a decrease in income attributable to the decreased net sales and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses and R&D expenses.

Japan

Total industry demand for motorcycles in Japan in fiscal 2010 was approximately 410 thousand units*, about 25% lower than in the previous fiscal year. This decline was due mainly to the effects of the economic downturn, measures taken to respond to emission regulations and structural factors, such as the decrease in the percentage of younger people in the total population, decline in the number of persons obtaining new driver’s licenses and the shortage of parking places in urban areas.

Amid these operating conditions, Honda launched its Super-Cub110 business model, which is both economical and practically useful. In addition, Honda introduced its CB1100 Type I large sports bike, an easy-to-ride with a beautiful design that is equipped with a newly developed air-cooled, four-stroke engine.

Unit sales in Japan were down 18.1% compared with the previous fiscal year, to 190 thousand units. Despite the contribution to sales of the new Super-Cub110 business model and new CB1100 sports bike, this overall decline in unit sales was due mainly to intensifying competition.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and ATVs in the United States* during calendar 2009 declined approximately 37% from the previous year, to approximately 840 thousand units. This decline was due to the continuing credit contraction, deterioration in employment conditions, and shrinkage in leisure-related expenditures.

Amid this business environment, Honda launched the Fury large cruiser model, which features improved stable driving performance, through the incorporation of Honda’s original floating final gear.

Unit sales in North America declined 40.9% compared with the previous fiscal year, to 189 thousand units. Sales of the new Fury large cruiser model were strong, but in reaction to the decline in gasoline prices, sales of mid-size models including 750cc motorcycles and scooters decreased. As a result, Honda’s motorcycle sales in this market fell 47.9%, to 98 thousand units. Moreover, unit sales of ATVs and others dropped 31.1%, to 91 thousand units, despite steady demand for utility ATVs.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* during calendar 2009 declined approximately 16% from the previous year, to about 1.05 million units. Although demand in some countries rose because of government incentives to support the purchase of new motorcycles and changes in the driver’s license system, overall demand fell because of the impact of the economic downturn throughout Europe.

Amid this business environment, Honda introduced its VFR1200F sports tourer with a V4-stroke engine, which combines sporty performance with high-quality riding comfort.

In fiscal 2010, although the CB125, 125cc motorcycle that launched in previous fiscal year, the naked type CBF1000 leisure motorcycle and the new VFR1200F sports tourer had a positive effect, this was not enough to compensate a decrease in unit sales of large scooters and other bikes. As a result, unit sales in Europe were down 27.9% from the previous fiscal year, to 199 thousand units.

*	Based on Honda’s research, the motorcycle registration market includes 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Demand for motorcycles is continuing to expand in Asia, where they are an essential means of transportation. In calendar 2009, despite the unfavorable impact of the global economic downturn in the first half of the year, during the second half, demand recovered, and total demand for motorcycles*1 rose about 6% over the previous year, to approximately 40.2 million units. By country, sales in India rose about 19%, to approximately 8.8 million units; sales in Indonesia decreased about 8%, to approximately 6.0 million units; and sales in Thailand dropped about 10%, to approximately 1.5 million units.

Amid these business conditions, in India, Honda made a full model change in its Activa 110cc scooter and launched its CB Twister motorcycle, which incorporates low-friction technology and is equipped with a fuel efficient 110cc engine. In Thailand, Honda introduced the Wave110iAT, outfitted with a new type CV-matic automatic transmission that provides both practical and convenient performance. In addition, Honda began to manufacture and market its new type PCX 125cc scooter. A strategic global model, PCX is a 125cc-class scooter featuring a global standard design for major components, which enhances cost competitiveness and production efficiency.

Unit sales in Asia*2 for fiscal 2010 rose 1.4% compared with the previous fiscal year, to 7,628 thousand units. This increase was due to expansion in sales of the Activa scooters in India and new types, including the CBTwister motorcycles in India, as well as to growth in sales in Thailand of the Cub-type Wave110iAT and the PCX scooters.

With respect to production activities, in India, our consolidated subsidiary Honda Motorcycle & Scooter India (Private) Ltd. decided to build a second production plant to respond to sharply rising demand in that country. Along with the expansion in capacity of its existing plant, the second plant is scheduled to go into operation in the latter half of 2011, and this is expected to bring this company’s total annual production capacity to 2.2 million units.

*[1]:	Based on Honda’s research, the motorcycle registration market includes eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

*[2]:

This total includes sales of completed products of the Company and its consolidated subsidiaries and unit sales of parts for use in local production to Honda’s affiliates accounted for under the equity method.

Other Regions

In Brazil, the principal market within Other Regions, total demand in calendar 2009 decreased about 16%, to approximately 1.61 million units* because of the tightening of loan conditions for motorcycles triggered by the financial crisis.

Amid these conditions, in Brazil, Honda made a full model change on its CB300R motorcycle.

In Other Regions (including South America, the Middle East, Africa and Oceania), unit sales decreased 18.7% compared with the previous fiscal year, to 1,433 thousand units, despite the contribution to sales of Brazilian CB300R and CG150Fan motorcycles within Other Regions.

*	Source: ABRACICLO (the Brazilian association of motorcycle, moped, and bicycle manufacturers)

Automobile Business

Honda’s unit sales of automobiles totaled 3,392 thousand units, decreased by 3.6% from the previous fiscal year. Unit sales in Japan totaled 646 thousand units, increased by 16.2%. Overseas unit sales totaled 2,746 thousand units, decreased by 7.3%, due mainly to a decrease in unit sales in North America and Europe, which was partially offset by an increase in unit sales in Asia.

Revenue from external customers decreased ¥1,119.5 billion, or 14.6%, to ¥6,554.8 billion from the previous fiscal year, due mainly to decreased unit sales and the negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥625.1 billion, or 8.1%, compared to the decrease as reported of ¥1,119.5 billion, which includes negative foreign currency translation effects.

Operating costs and expenses decreased ¥1,221.7 billion, or 16.0%, to ¥6,428.0 billion from the previous fiscal year. Cost of sales decreased by ¥790.4 billion, or 13.5%, to ¥5,066.5 billion, due mainly to a decrease in costs attributable to the decreased net sales, the positive foreign currency effects and continuing cost reduction. Selling, general and administrative expenses decreased by ¥354.9 billion, or 26.3%, to ¥992.1 billion, due mainly to the impact of expenses in the previous year which related to withdrawal from some racing activities and cancellations of development of new models and the positive foreign currency effects. R&D expenses decreased by ¥76.3 billion, or 17.1%, to ¥369.3 billion, from ¥445.7 billion, which reflects a correction from the amount previously disclosed at Item 5. Operating and Financial Review and Prospects C. Research and Development, due mainly to improving development efficiency, while improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating income increased ¥102.2 billion, or 416.5%, to ¥126.7 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses and R&D expenses and continuing cost reduction, which was partially offset by a decrease in income attributable to the decreased net sales and negative foreign currency effects.

Japan

Total automobile demand in Japan* for the fiscal year 2010 rose approximately 4% over the previous fiscal year, to 4.88 million units. In the first half of the fiscal year, operating conditions were difficult because of weakness in company’s business activities as a result of the global economic downturn and stagnant consumer spending. During the latter half of the fiscal year, however, the positive effects of government incentives to provide tax breaks and subsidies for purchasing eco-cars emerged, and automobile sales began to recover.

Amid these business operating conditions, Honda made full model changes to its STEPWGN, which features a low floor and a low center of gravity as well as excellent fuel economy, and the ACTY truck, which now offers a wider cabin and an improved minimum turning radius. In addition, Honda launched its all-new CR-Z hybrid vehicle, which combines a nimble and exhilarating ride with excellent fuel economy.

Unit sales in Japan rose 16.2% over the previous fiscal year, to 646 thousand units, driven especially by robust sales of the Insight, Fit, STEPWGN and FREED.

With respect to production, the number of units manufactured in Japan during the fiscal year 2010 decreased 21.5%, to 902 thousand units, mainly because of the decline in the number of cars exported.

*	Source: JAMA (as measured by the number of regular vehicle registrations (661cc or higher) and mini-vehicles (660cc or lower))

North America

In calendar 2009, total demand in the United States* fell approximately 21% from the previous year, to about 10.4 million units, the second major consecutive year-to-year contraction in the market. This was because of lackluster consumer spending caused by the continuing credit contraction and the deterioration in employment conditions.

Under these circumstances, Honda introduced its new Accord Crosstour, which is a high-performance sedan, powered by a Honda V6 engine, and boasts strong utility car features, including more storage capacity in the rear section. Honda also launched its Acura ZDX, which comes with a newly-developed six-speed automatic transmission and combines a powerful ride with excellent fuel economy.

Although in the fiscal year 2010 unit sales of the CR-V and the new Accord Crosstour and ZDX models expanded, unit sales in North America decreased 13.3%, to 1,297 thousand units, because of the overall shrinkage in market demand.

With respect to production, Honda automobiles manufactured in North America declined 7.9%, to 1,152 thousand units.

*	Source: Ward’s Auto

Europe

During calendar 2009, total demand in Europe*1 fell approximately 2%, to about 14.48 million units. Demand in major European markets, including Germany and France, expanded as the governments of these countries adopted measures to encourage purchases of new cars. On the other hand, demand in the United Kingdom and Spain, where such incentive measures were adopted in the middle of the year, failed to recover from the slump in the first half of the year, and remained below the prior year. Moreover, unit demand in Russia*2 dropped about 50%, to approximately 1.47 million units.

Amid this business environment, Honda began production and marketing of its Jazz in Europe, which offers excellent fuel economy, a superior ride, and high-level safety features.

Unit sales in Europe during the fiscal year 2010 decreased 28.9% from the previous fiscal year, to 249 thousand units because of the combined effects of shrinkage in demand and more intense competition.

With respect to production, Honda manufactured 99 thousand units at its U.K. plant during the fiscal year 2010, 43.1% fewer than in the previous year.

*[1]:	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover EU27 and EFTA3.))

*[2]:	Source: AEB (The Association of European Businesses)

Asia

In Asia, total demand in the principal countries*1 in calendar 2009 increased to approximately 19.48 million units. This gain was due mainly to expansion in demand, principally in China and the adoption of measures to encourage new vehicle purchases by governments in the regions.

Amid this business environment, Honda began production in Indonesia of its FREED compact mini-van, which offers a spacious interior, and commenced the marketing of these units not only in Indonesia but also in Singapore and Thailand. Also, in China, manufacturing and sales of the Spirior, a premium sporty sedan featuring a nimble and pleasant ride, began at a Honda affiliate accounted for under the equity method.

During fiscal 2010, unit sales in Asia rose 19.8%, to 950 thousand units. Sales of the City in Thailand and India, and sales of the new FREED in Indonesia held strong. In China, the City, CR-V and the new Spirior recorded robust sales performances.

With respect to production, to meet rapidly rising demand for automobiles in China, Honda decided to build a second plant through Dongfeng Honda Automobile Co., Ltd. *2. This will bring total production capacity at Dongfeng Honda Automobile to 300 thousand units a year in the latter half of calendar 2012. In addition, Honda decided to expand production capacity at Guangqi Honda Automobile Co., Ltd. *2,3. This will bring total production capacity at Guangqi Honda Automobile to 480 thousand units from the current 360 thousands units a year by the latter half of 2011.

*[1]:	The total is based on Honda’s research and includes the following 11 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India, Pakistan, and China.

*[2]:	Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd. are the manufacturing and marketing joint ventures accounted for under the equity method.

*[3]:	Guangqi Honda Automobile Co., Ltd. changed its name from Guangzhou Honda Automobile Co., Ltd. effective June, 2009.

Other Regions

Total demand for automobiles in Brazil, one of the principal markets among the Other Regions, increased about 13% in calendar 2009, to approximately 3.01 million units *1. On the other hand, demand in Australia decreased approximately 7%, to 940 thousand units *2.

Amid this operating environment, in Brazil, Honda introduced its new City, a small sedan incorporating flexible fuel technology, that allows drivers to select any ratio of bioethanol and gasoline that meets their needs.

Unit sales in Other Regions decreased 22.4%, to 250 thousand units. Although unit sales were lifted by the new City in Brazil, this was offset by declines in unit sales in Australia and the Middle East.

*[1]:	Source: ANFAVEA (Associaçao Nacional dos Fabricantes de Veiculos Automotores (the Brazilian automobile association, includes passenger cars and light commercial vehicles))

*[2]:	Source: FCAI (Federal Chamber of Automotive Industries (the Australian automobile association))

Power Product and Other Businesses

Honda’s unit sales of power products totaled 4,744 thousand units, decreased by 8.5% from the previous fiscal year. Unit sales in Japan totaled 322 thousand units, decreased by 37.6%. Overseas unit sales totaled 4,422 thousand units, decreased by 5.3%, due mainly to decreased unit sales in Europe and North America, which was partially offset by increased unit sales in Asia.

Revenue from external customers decreased ¥65.3 billion, or 19.1%, to ¥277.6 billion from the previous fiscal year, due mainly to the decreased unit sales of power products and negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥52.2 billion, or 15.2%, compared to the decrease as reported of ¥65.3 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥64.2 billion, or 17.4%, to ¥304.6 billion from the previous fiscal year.

Operating costs and expenses decreased ¥63.0 billion, or 16.4%, to ¥321.3 billion from the previous fiscal year. Cost of sales decreased by ¥46.1 billion, or 16.2%, to ¥239.3 billion, due mainly to a decrease in costs attributable to the decreased net sales. Selling, general and administrative expenses decreased by ¥14.1 billion, or 21.2%, to ¥52.7 billion. R&D expenses decreased by ¥2.7 billion, or 8.6%, to ¥29.2 billion, from ¥31.9 billion, which reflects a correction from the amount previously disclosed at Item5. Operating and Financial Review and Prospects C. Research and Development.

Operating loss increased ¥1.2 billion to ¥16.7 billion from the previous fiscal year, due mainly to a decrease in income attributable to the decreased net sales, which was partially offset by decreased selling, general and administrative expenses and R&D expenses.

Japan

In the power products field, in Japan Honda produces the BF60, a medium-sized, four-stroke outboard boat motor offering good acceleration and fuel economy, and has now launched this product in markets around the world. In addition, Honda manufactures the EU26i handy electric power generator, which is light in weight, compact and quiet, in Japan and has now launched this product globally. Marketed under the name EU3000iHandy in North America and EU30i in other markets around the world, this generator incorporates Honda’s original sine-wave inverter technology and supplies electricity comparable in quality to commercially generated power. Also, Honda made full model changes to its V-Twin general-purpose engines GX630, GX660 and GX690, which are manufactured in Japan and offer good fuel economy with low emissions. Honda has now launched these engines globally, and they are marketed as the GX630R, GX660R and GX690R in North America, Europe and Australia.

During the fiscal year 2010, unit sales in Japan decreased 37.6% from the previous fiscal year, to 322 thousand units. Although sales of tillers and snow removal equipments rose, these increases were offset by lower sales of engines for OEM use.

North America

Unit sales in North America declined 4.0% from the previous fiscal year, to 1,818 thousand units. Despite increases in sales of lawn mowers and sales of engines for OEM use in lawn mowers, these increases were not enough to compensate a decrease in sales of engines for OEM use in construction machinery.

Europe

In Europe, unit sales fell 18.4% from the previous fiscal year, to 1,066 thousand units, as a result of a decrease in sales of engines for OEM use in construction machinery and electric power generators.

Asia

In Asia, unit sales rose 10.2%, to 1,069 thousand units, as sales of engines for use in agricultural machinery, pumps and brush cutters rose. This increase was due in part to the introduction of measures to support the agricultural sector in certain countries and to weather conditions.

Other Regions

Unit sales in Other Regions decreased 6.6% compared with the previous fiscal year, to 469 thousand units. This decline was due mainly to lower sales of pumps and general-purpose engines to the Middle East.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

Total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries decreased by ¥90.4 billion, or 1.9%, to ¥4,769.6 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries as of the end of the year would have increased by approximately ¥5.9 billion, or 0.1%, compared to the decrease as reported of ¥90.4 billion, which includes negative foreign currency translation effects.

Revenue from external customers in a financial services business increased ¥24.0 billion, or 4.1%, to ¥606.3 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have increased by approximately ¥71.9 billion, or 12.4%, compared to the increase as reported of ¥24.0 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales increased ¥22.2 billion, or 3.7%, to ¥618.8 billion from the previous fiscal year.

Operating costs and expenses decreased ¥91.9 billion, or 17.8%, to ¥423.9 billion from the previous fiscal year. Cost of sales decreased ¥19.7 billion, or 5.8%, to ¥321.4 billion from the previous fiscal year, due mainly to a decrease in funding costs. Selling, general and administrative expenses decreased ¥72.1 billion, or 41.3%, to ¥102.4 billion from the previous fiscal year, due mainly to a decrease in provisions for credit losses and losses on lease residual values.

Operating income increased ¥114.2 billion, or 141.6%, to ¥194.9 billion from the previous fiscal year, due mainly to a decrease in provisions for credit losses and losses on lease residual values and a decrease in funding costs.

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

Geographical Information

Japan

In Japan, revenue from domestic and export sales decreased ¥856.8 billion, or 20.6%, to ¥3,305.7 billion from the previous fiscal year, due mainly to a decrease in export sales in automobile business. Operating loss decreased ¥132.4 billion, to ¥29.1 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses and R&D expenses and continuing cost reductions, which was partially offset by a decrease in income attributable to the decreased revenue and negative foreign currency effects.

North America

In North America, which mainly consists of the United States, revenue decreased ¥870.9 billion, or 18.2%, to ¥3,908.2 billion from the previous fiscal year, due mainly to a decrease in revenue in automobile business and negative foreign currency translation effects. Operating income increased ¥156.6 billion, or 196.6%, to ¥236.3 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses, including a decrease in provisions for credit losses and losses on lease residual values and continuing cost reductions, which was partially offset by a decrease in income attributable to the decreased revenue and an increase in fixed costs per unit as a result of reduced production.

Europe

In Europe, revenue decreased ¥453.4 billion, or 35.5%, to ¥825.4 billion from the previous fiscal year, due mainly to a decrease in revenue in the automobile business and negative foreign currency translation effects. Operating loss was ¥10.8 billion, a decrease of ¥21.0 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to the decreased revenue and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

Asia

In Asia, revenue decreased ¥89.6 billion, or 5.6%, to ¥1,518.5 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by an increase in revenue in motorcycle business. Operating income increased ¥9.4 billion, or 9.1%, to ¥113.0 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses and an increase in income attributable to the increased revenue, which was partially offset by negative foreign currency effects.

Other Regions

In Other Regions, revenue decreased ¥247.7 billion, or 21.7%, to ¥896.4 billion from the previous fiscal year, due mainly to a decrease in negative foreign currency translation effects and a decrease in revenue in motorcycle and automobile businesses. Operating income decreased ¥89.2 billion, or 66.1%, to ¥45.8 billion from the previous fiscal year, due mainly to a decrease in income attributable to a decrease in revenue and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

Fiscal Year 2009 Compared with Fiscal Year 2008

Honda adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, which is now codified in the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, effective April 1, 2009. Upon the adoption of this statement, Honda has changed the prior consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2010. See Note (1)(c).

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2009, decreased ¥1,991.5 billion, or 16.6%, to ¥10,011.2 billion from the fiscal year ended March 31, 2008, primarily due to foreign currency translation effects and decreased net sales in the automobile business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥795.8 billion, or 6.6%, compared to the decrease as reported of ¥1,991.5 billion, which includes negative foreign currency translation effects.

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

Factors contributing to the decrease of ¥493.8 billion in operating income excluding negative foreign currency effects can be summarized as follows: (i) changes in net sales and the model mix, (ii) cost reductions and the effect of raw material cost fluctuations, (iii) changes in selling, general and administrative (SG&A) expenses and (iv) R&D expenses. Details regarding these factors are as follows.

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

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates decreased ¥734.1 billion, or 81.9%, to ¥161.7 billion. Main factors of this decrease, except factors relating to operating income, are as follows:

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

Income Tax Expense

Income tax expense decreased ¥277.6 billion, or 71.7%, to ¥109.8 billion from the previous fiscal year. The effective tax rate increased 24.7 percentage points to 67.9%, from the previous fiscal year. The increase in the effective tax rate was due to (1) an increase in tax expenses of ¥24.4 billion related to the dividend and royalty income from foreign subsidiaries and affiliates, net of foreign tax credit, because the Company did not utilize indirect foreign tax credit due to lower taxable income and (2) an increase in the valuation allowance of ¥23.1 billion recorded during the fiscal year ended March 31, 2009.

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

Net Income

Net income decreased ¥476.4 billion, or 75.9%, to ¥150.9 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests decreased ¥13.3 billion, or 49.0%, to ¥13.9 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. decreased ¥463.0 billion, or 77.2%, to ¥137.0 billion from the previous fiscal year.

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

Japan

Total industry demand for motorcycles in Japan* in fiscal 2009 was approximately 550 thousand units. Although sales of motorcycles in the 51cc–125cc class were solid because of the increased use of motorcycles for commuting, overall demand was about 21% lower than in the previous year for a number of reasons. These included restrictions on emissions of motorcycles, demographic factors as the decline in the number of younger people, the decline in the number of people who acquire motorcycle driving licenses and the shortage of motorcycle parking spaces in city areas.

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

*	Source: JAMA (Japan Automobile Manufacturers Association)

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

* 1:	The total for eight countries: including Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

* 2:

This total includes sales of completed products of the Company and its consolidated subsidiaries and unit sales of parts for use in local production to Honda’s affiliates accounted for under the equity methods.

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

* :	Source: JAMA (as measured by the number of regular vehicle registrations (661cc or higher) and mini-vehicles (660cc or lower))

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

* :	Source: Ward’s Auto

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

* 1:	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover EU27 and EFTA3.))

*2:	Source: AEB (The Association of European Businesses)

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

During fiscal 2009, total unit sales (comprised of finished automobiles of the Company and its consolidated subsidiaries and unit sales of parts to Honda’s affiliates accounted for under the equity method) rose 5.0% over the level of the previous fiscal year, to 793 thousand units. In the mean time, sales of the City and Jazz models held strong primarily in Thailand, Indonesia, Malaysia, and elsewhere. Similarly, sales of the all-new Accord and the CR-V were also strong in China.

With an eye to future growth in Asia, Honda began production at its second plant in Thailand in October 2008, which has an annual production capacity of 60 thousand units. Honda postponed its plan for the start-up of the final assembly line at its second plant in India, in view of the major changes in the market environment.

* :	The total for 11 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India, Pakistan, and China)

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

* 1:	Source: ANFAVEA (Associaçao Nacional dos Fabricantes de Veiculos Automotores (the Brazilian automobile association, includes passenger cars and light commercial vehicles)

* 2:	Source: FCAI (Federal Chamber of Automotive Industries (the Australian automobile association))

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

Application of Critical Accounting Policies

Critical accounting policies are those which require us to apply the most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and which may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. A sustained loss of consumer confidence which may be caused by continued economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors have combined to increase the uncertainty inherent in such estimates and assumptions.

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

We believe our accrued warranty liability is a “critical accounting estimate” because changes in the calculation can materially affect net income attributable to Honda Motor Co., Ltd., and require us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty cost accruals to determine the adequacy of the accrual. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in provisions for those product warranties and net sales and other operating revenue for each of the years in the three-year period ended March 31, 2010 are as follows:

	Yen (millions)
	2008	2009	2010
Provisions for product warranties
Balance at beginning of year	¥317,103	¥293,760	¥233,979
Warranty claims paid during the period	(137,591)	(123,509)	(86,886)
Liabilities accrued for warranties issued during the period	136,355	79,576	79,520
Changes in liabilities for pre-existing warranties during the period	(1,476)	2,233	(3,571)
Foreign currency translation	(20,631)	(18,081)	2,996

Balance at end of year	¥293,760	¥233,979	¥226,038

Net sales and other operating revenue	¥12,002,834	¥10,011,241	¥8,579,174

Credit Losses

Our finance subsidiaries provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products, principally in North America. We classify retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Estimated losses on finance receivables due to customer or dealer defaults are recognized in the allowance for credit losses. Estimated losses on past due operating lease rental payments are also recognized in the allowance for credit losses. In the case of property on operating leases, estimated losses due to customer defaults are not recognized in the allowance for credit losses because a loss is realized on the disposition of the property. Therefore we present these losses as impairment losses on property on operating leases.

Our portfolio of customer finance receivables is collectively evaluated for credit losses. They are segmented into groups with common characteristics including product and collateral types, credit grades, and original loan terms. For each of these groups, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures. Our portfolio of dealer finance receivables is evaluated for the allowance for credit losses on an individual dealer basis. Similar to our portfolio of customer finance receivables, our portfolio of receivables on past due operating lease rental payments is collectively evaluated for the allowance for credit losses. Property on operating leases are also collectively evaluated for impairment losses to be realized upon early disposition.

We believe our allowance for credit losses and impairment losses on operating leases is a “critical accounting estimate” because it requires significant judgment about inherently uncertain items. We regularly review the adequacy of the allowance for credit losses and impairment losses on operating leases. The estimates are based on information available as of each reporting date. However actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2010 in our North America portfolio, the provision for fiscal 2010 and the allowance balance at the end of fiscal 2010 would have increased by approximately ¥5.7 billion and ¥2.8 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2010.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on finance receivables and related information in our North American portfolio:

	Yen (billions)
For the year ended March 31, 2008	Direct financing lease	Retail	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥4.9	¥23.7	¥0.0	¥28.7
Provision	2.1	42.7	(0.0)	44.8
Charge-offs (Net of recoveries)	(4.7)	(35.2)	(0.0)	(39.9)
Change due to securitization activity	—	(0.5)	—	(0.5)
Adjustments from foreign currency translation	(0.2)	(4.3)	(0.0)	(4.5)

Balance at end of year	¥2.1	¥26.3	¥0.0	¥28.4

Ending receivable balance	¥1,019.5	¥2,522.2	¥348.5	¥3,890.4
Average receivable balance, net	¥1,371.1	¥2,616.0	¥329.7	¥4,317.0
Net Charge-offs as a % of average receivable balance	0.34%	1.35%	0.00%	0.93%
Allowance as a % of ending receivable balance	0.21%	1.04%	0.01%	0.73%

	Yen (billions)
For the year ended March 31, 2009	Direct financing lease	Retail	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥2.1	¥26.3	¥0.0	¥28.4
Provision	3.0	45.9	0.8	49.7
Charge-offs (Net of recoveries)	(3.7)	(40.3)	(0.3)	(44.4)
Change due to securitization activity	—	(1.4)	—	(1.4)
Adjustments from foreign currency translation	(0.1)	(0.7)	(0.0)	(0.9)

Balance at end of year	¥1.2	¥29.7	¥0.4	¥31.4

Ending receivable balance	¥544.2	¥2,527.2	¥324.9	¥3,396.4
Average receivable balance, net	¥799.4	¥2,745.5	¥319.8	¥3,864.7
Net Charge-offs as a % of average receivable balance	0.47%	1.47%	0.11%	1.15%
Allowance as a % of ending receivable balance	0.23%	1.18%	0.15%	0.93%

	Yen (billions)
For the year ended March 31, 2010	Direct financing lease	Retail	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥1.2	¥29.7	¥0.4	¥31.4
Provision	1.4	25.7	0.1	27.3
Charge-offs (Net of recoveries)	(1.6)	(27.0)	(0.1)	(28.8)
Change due to securitization activity	—	—	—	—
Adjustments from foreign currency translation	0.1	(1.3)	(0.0)	(1.2)

Balance at end of year	¥1.1	¥27.1	¥0.4	¥28.6

Ending receivable balance	¥372.9	¥2,547.1	¥292.1	¥3,212.2
Average receivable balance, net	¥417.7	¥2,490.5	¥274.1	¥3,182.4
Net Charge-offs as a % of average receivable balance	0.41%	1.08%	0.06%	0.91%
Allowance as a % of ending receivable balance	0.30%	1.06%	0.15%	0.89%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (billions)
	2008	2009	2010
Provision for credit losses on past due rental payments	¥0.6	¥2.0	¥1.9
Impairment losses on operating leases due to early termination	¥5.8	¥8.7	¥3.3

Fiscal Year 2010 Compared with Fiscal Year 2009

The provision for credit losses on finance receivables decreased by ¥22.4 billion, or 45%, and net charge-offs decreased by ¥15.5 billion, or 35%. Impairment losses on operating leases due to early termination decreased by ¥5.4 billion, or 62%. The declines in losses and delinquencies reflect the improvement in the overall credit quality of our North American portfolio as a result of stricter purchasing standards implemented in prior years, focused collection efforts, stabilization of the economy, and improvements in used vehicle prices.

Fiscal Year 2009 Compared with Fiscal Year 2008

The provision for credit losses increased by ¥4.9 billion, or 11%, reflecting the continued deterioration of the U.S. economy which negatively affected certain customers’ ability to meet their contractual obligations despite the effect of exchange rate changes. Net charge-offs increased by ¥4.5 billion, or 11%. The ending allowance balance increased by ¥3.0 billion, or 11%, reflecting the higher estimate of losses incurred despite the effect of exchange rate changes.

Losses due to customer defaults on operating leases are not recognized in the provision for credit losses. These losses are recognized as a component of impairment losses on operating leases. Impairment losses recognized totaled ¥8.7 billion and ¥5.8 billion for fiscal years 2009 and 2008, respectively. Higher losses were due to the increasing volume of leases that are accounted for as operating leases.

Losses on Lease Residual Values

Our finance subsidiaries in North America establish contract residual values of lease vehicles at lease inception based on expectations of future used vehicle values, taking into consideration external industry data. End-customers of leased vehicles typically have an option to buy the leased vehicle for the contractual residual value of the vehicle or to return the vehicle to our finance subsidiaries through the dealer at the end of the lease term. Likewise, dealers have the option to buy the vehicle returned by the customer or to return the vehicle to our finance subsidiaries. The likelihood that the leased vehicle will be purchased varies depending on the difference between the contractual residual value and the actual market value of the vehicle at the end of the lease term. We are exposed to risk of loss on the disposition of returned lease vehicles when the proceeds from the sale of the vehicles are less than the contractual residual values at the end of the lease term. For direct financing leases, our finance subsidiaries in North America purchase insurance to cover a portion of the estimated residual value.

Our finance subsidiaries in North America have historically accounted for all leases as direct financing leases. However, starting in the fiscal year ended March 31, 2007, some of the leases which do not qualify for direct financing leases accounting treatment are accounted for as operating leases.

We periodically review the estimate of residual values. For vehicle leases accounted for as operating leases, the adjustments to estimated residual values result in changes to the remaining depreciation expense to be recognized prospectively on a straight-line basis over the remaining term of the lease.

For vehicle leases accounted for as direct financing leases, downward adjustments are made for declines in estimated residual values that are deemed to be other-than-temporary. The adjustments on the uninsured portion of the vehicle’s residual value are recognized as a loss in the period in which the estimate changed.

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

We also test our operating leases for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable.

Recoverability of operating leases to be held is measured by a comparison of the carrying amount of operating leases to future net cash flows (undiscounted and without interest charges) expected to be generated by the operating leases. If such operating leases are considered to be impaired, impairment losses to be recognized is measured by the amount by which the carrying amount of the operating leases exceeds the estimated fair value of the operating leases.

We believe that our estimated losses on lease residual values and impairment losses is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However actual losses incurred may differ from original estimates as a result of actual results varying from those assumed in our estimates.

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2010, were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumption constant, the total impact would be an increase in depreciation expense by approximately ¥2.3 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥ 0.5 billion, which would be recognized over the remaining lease terms. With the same prerequisites shown above, the impacts to the direct financing lease portfolio would be an increase in losses on lease residual values by approximately ¥ 0.3 billion and ¥ 0.2 billion. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2010. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Fiscal Year 2010 Compared with Fiscal Year 2009

During fiscal year 2010, used vehicle prices recovered from the severe declines that were experienced in prior years. The improvement in prices was attributable in part to lower used vehicle supplies and stabilization in the economy during the year. No impairment losses as a result of declines in estimated residual values were recognized during fiscal year 2010.

Incremental depreciation on operating leases due to the declines in estimated residual values increased by ¥0.6 billion, or 5%. Losses on lease residual values declined by ¥15.8 billion, or 69%, primarily due to the declines in direct financing leases.

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

As a result of declines in estimated residual values, certain operating lease assets met impairment conditions and impairment losses of ¥9.7 billion were recognized during the year.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. Honda determines the expected long-term rate of return based on the investment policies. Honda considers the eligible investment assets under investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories. Our assumed discount rate and rate of salary increase as of March 31, 2010 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2010 was 3.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2010 were 5.6-6.5% and 1.5-5.3%, respectively, and our assumed expected long-term rate of return for fiscal 2010 was 6.5-8.0% for foreign plans.

We believe that the accounting estimates related to our pension plans is “critical accounting estimate” because changes in these estimates can materially affect our financial condition and results of operations.

Actual results may differ from our assumptions, and the difference is accumulated and amortized over future periods. Therefore, the difference generally will be reflected as our recognized expenses in future periods. We believe that the assumptions currently used are appropriate, however, differences in actual expenses or changes in assumptions could affect our pension costs and obligations, including our cash requirements to fund such obligations.

The following table shows the effect of a 0.5% change in the assumed discount rate and the expected long-term rate of return on our funded status, equity, and pension expense.

Japanese Plans

Yen (billions)
Assumptions	Percentage Point Change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-84.9/+95.7	+36.9/-47.7	-4.0/+4.2
Expected long-term rate of return	+0.5/-0.5	—	—	-3.7/+3.7

Foreign Plans

Yen (billions)
Assumptions	Percentage Point Change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-31.0/+34.2	+18.5/-20.2	-3.0/+3.3
Expected long-term rate of return	+0.5/-0.5	—	—	-1.8/+1.8

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2010.

(*2)	Funded status for fiscal 2010 is affected by March 31, 2010 assumptions.
Pension expense for fiscal 2010 is affected by March 31, 2009 assumptions.

Income Taxes

Honda adopted the provision of Financial Accounting Standards Board (FASB) Interpretation (FIN) No.48, “Accounting for Uncertainty in Income Taxes” which is now codified in the FASB Accounting Standards Codification (ASC) 740 “Income Taxes” on April 1, 2007. Honda is subject to income tax examinations in many tax jurisdictions because Honda conducts its operations in various regions of the world. We recognize the tax benefit from an uncertain tax position based on the technical merits of the position when the position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate resolution. We performed a comprehensive review of any uncertain tax positions in accordance with this statement.

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

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-13 “Multiple—Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force”, which will amend the FASB Accounting Standards Codification (ASC) 605 “Revenue Recognition” for arrangements with multiple deliverables to allow vendors to account for products and services separately rather than as a combined unit. This standard requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminate residual method of allocation. This standard is effective as of an entity’s fiscal year beginning after June 15, 2010. Management is currently evaluating the impact of this standard on the Company’s consolidated financial position or results of operations.

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

Honda requires operating capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities.

Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of corporate bonds. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-financial services businesses was ¥410.3 billion as of March 31, 2010. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, commercial paper, corporate bonds, bank loans, securitization of finance receivables and intercompany loans. The year-end balance of liabilities associated with these finance subsidiaries’ funding for financial services business was ¥4,243.7 billion as of March 31, 2010.

Cash Flows

Consolidated cash and cash equivalents for the year ended March 31, 2010 increased by ¥429.5 billion from March 31, 2009, to ¥1,119.9 billion. The reasons for the increases or decreases for each cash flow activity are as follows:

Net cash provided by operating activities amounted to ¥1,544.2 billion of cash inflows. Cash inflows from operating activities increased by ¥1,160.5 billion compared with the previous fiscal year, due mainly to decreased payments for parts and raw materials primarily due to a decrease in automobile production and decreased payments for operating expenses, which was partially offset by a decrease in cash received from customers, primarily due to lower unit sales in the automobile business.

Net cash used in investing activities amounted to ¥595.7 billion of cash outflows, due mainly to the acquisitions of finance subsidiaries-receivables, the purchase of operating lease assets and capital expenditures, which was partially offset by collections of finance subsidiaries-receivables and proceeds from sales of operating lease assets. Cash outflows from investing activities decreased by ¥537.6 billion compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables, capital expenditures and purchases of operating lease assets, which was partially offset by a decrease in collections of finance subsidiaries-receivables and proceeds from sales of finance subsidiaries-receivables.

Net cash used in financing activities amounted to ¥559.2 billion of cash outflows, due mainly to repayments of long-term debts, a decrease in short-term debt and dividends paid, which was partially offset by proceeds from long-term debt. Cash outflows from financing activities increased by ¥1,090.1 billion compared with the previous fiscal year, due mainly to a decrease in short-term debt.

Liquidity

The ¥1,119.9 billion in cash and cash equivalents at the end of the fiscal 2010 year corresponds to approximately 1.6 months of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,385.0 billion have committed lines of credit equivalent to ¥859.9 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s form 20-F.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2010.

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

C. Research and Development

The Company and its consolidated subsidiaries use the most advanced technologies to conduct R&D activities aimed at creating distinctive products that are internationally competitive. The Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with significant freedom. Product-related R&D is spearheaded by Honda R&D Co., Ltd.; Honda R&D Americas, Inc. in the United States; and Honda R&D Europe (Deutschland) GmbH in Germany. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. All of these entities work in close association with our other entities and businesses in their respective regions.

Total consolidated R&D expenses for the year ended March 31, 2010 amounted to ¥463.3 billion. Total consolidated R&D expenses for the year ended March 31, 2009 amounted to ¥563.1 billion.

Motorcycle Business

In the motorcycle business, Honda is committed to developing products with new value-added features that meet the needs of customers around the world and to implementing the timely local development of products suited to specific regions at its overseas locations. Along with these activities, we are focusing on developing technologies that address safety and environmental issues.

Major developments in Japan in fiscal 2010 included the development of the world’s first dual clutch transmission that converts a multispeed motorcycle transmission to fully automatic operation and gives both sportier riding performance and better fuel economy. In addition, in Japan and North America, by separating the swinger arm and final gear and adopting the Honda original floating final gear, which is the first of its kind in the world, we were able to launch the VT1300CX large cruiser model motorcycle (sold under the name Fury in North America). This new model takes the combination of stable driving performance and a beautiful design to new heights. Also, in Japan as well as North America, Europe, Oceania, and elsewhere, we launched the VFR1200F large sports tourer motorcycle incorporating a throttle-by-wire system, which is optimal for a wide range of driving scenes, equipped for the first time on Honda motorcycles with a newly developed, fully electronically operated throttle valve. In addition, in Japan and Thailand, we introduced the 125cc class PCX scooter, which is the first of its kind in the world to incorporate an ACG starter that offers a quieter engine start-up. The PCX scooter is also the first domestic scooter in its class to have an idling stop system that automatically cuts off the engine temporarily when stopping at traffic signals and in other situations. Additionally, in Thailand, we developed a new-type CV-matic automatic transmission, which can be combined with Cub-type engines, and installed it on the newly launched WAVE 100iAT cub-type bike.

R&D expenses in this segment in fiscal 2010 were ¥64.7 billion. R&D expenses in this segment in fiscal 2009 were ¥85.5 billion, which reflects a correction from the amount previously disclosed. No revisions have been made to the prior year’s consolidated financial statements or to the notes thereto.

Automobile Business

In the Automobile Business segment, we have substantially strengthened our drive to develop innovative and creative technologies as well as offer products with new value-added that exceed the expectations of our customers. We are also actively developing technologies that provide advanced safety performance and address environmental issues.

Major achievements in Japan during fiscal 2010 included a full model change on the STEPWGN. The new model lineup provides the largest possible interior space in the 2,000cc-or-lower five series number plate as well as greatly improved flexibility through the inclusion of a space for folding and storing the third row of seats under the floor, the first time for this feature to be made available on this vehicle class. The STEPWGN also delivers the top fuel economy performance in its class. We also made a full model change in the ACTY truck, improving its turning ratio and cornering performance. The new ACTY model features a bigger cabin, is easier to mount and dismount, and gives a more comfortable ride. We have also expanded the use of galvanized sheet iron in the new ACTY’s design to improve the vehicle’s resistance to corrosion. Also, we introduced a new sports-type hybrid car, the CR-Z, which combines the fun of driving with top-class fuel economy. The CR-Z is the first hybrid car in the world to offer a six-speed manual transmission, and it combines Honda’s 1.5-liter i-VTEC engine with Honda’s original integrated motor assist (IMA) hybrid system. The CR-Z offers a three-mode driving system to suit driver preferences and meet the needs of a broad range of driving scenes and styles. Moreover, in North America, we newly launched the Accord Crosstour, which combines excellent fuel economy through incorporation of variable cylinder management and a high degree of utility in use. We also introduced the Acura ZDX, which offers both our newly developed, six-speed automatic transmission for a powerful ride and top-class fuel economy.

R&D expenses in this segment in fiscal 2010 were ¥369.3 billion. R&D expenses in this segment in fiscal 2009 were ¥445.7 billion, which reflects a correction from the amount previously disclosed. No revisions have been made to the prior year’s consolidated financial statements or to the notes thereto.

Power Product and Other Businesses

In the Power Product Business, we are working to develop products that contribute to customers’ lifestyles, while strengthening our lineup of offerings that address environmental issues.

Principal developments in this segment in Japan included the announcement of our enepoEU9iGB electric generators, which are powered by household LPG butane gas canisters. This fuel input method makes it easier for users to purchase fuel and use these generators as well as store the generator units for long periods without being concerned about fuel clogging. These generators also have large wheels, which make them easier to move, as well as fold-up handles, making them easier to put away and store. Also in Japan, we introduced the UMR425 backpack-style brush cutter, which retains the ease of use on slopes and in narrow spaces of portable brush cutters but helps to reduce accidents in farming work by allowing the immediate release of the device’s belt at the touch of a button. In addition, we implemented the global launch of the EU26i handy electric power generator. This generator is based on Honda’s original sine-wave inverter technology and supplies electricity comparable in quality and reliability to commercially-generated power, but is also light, compact and relatively quiet (This product is sold under the name EU3000iHandy in North America and in other areas as the EU30i).

R&D expenses in this segment in fiscal 2010 were ¥29.2 billion. R&D expenses in this segment in fiscal 2009 were ¥31.9 billion, which reflects a correction from the amount previously disclosed. No revisions have been made to the prior year’s consolidated financial statements or to the notes thereto.

Fundamental Research

In fundamental research, Honda is pursuing steady and broad-ranging research activities into technologies that may lead to the development of innovative, future products.

Principal fundamental research initiatives include the public announcement of the U3-X test-model, personal mobility unit. This compact, one-wheel personal mobility device combines the balance control technology developed for Honda’s ASIMO bipedal humanoid robot with the Honda Omni Traction Drive System, which is the first device of its kind in the world that can move not only back and forth but also right and left as well as at any angle. Looking ahead, we will continue R&D in this area, including the verification of the device in practical situations. In addition, Honda has announced success in synthesizing high-purity metal carbon nanotube compounds through joint research conducted by Honda Research Institute USA, Inc., Purdue University (in Indiana) and the University of Louisville (in Kentucky). This breakthrough is expected to open up new possibilities for the development of high-performance, high-efficiency, compact materials and compound materials that will find application in energy storage, solar batteries, fuel cells, power transmission systems, automobiles, aircraft, and other areas. We are moving ahead with R&D to make commercial use of these carbon nanotube compounds possible.

Expenses incurred in fundamental research are distributed among Honda’s business segments.

Patents and Licenses

At March 31, 2010, Honda owned more than 14,800 patents in Japan and more than 22,900 patents abroad. Honda also had applications pending for more than 16,500 patents in Japan and for more than 17,800 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5. A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

(Securitization)

For the purpose of accelerating the receipt of cash related to our finance receivables, our finance subsidiaries periodically securitize and sell pools of these receivables. In these securitizations, our finance subsidiaries sell a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. Our finance subsidiaries remain as a servicer of the finance receivables and are paid a servicing fee for our services. The special purpose entity transfers the receivables to a trust which is newly structured for each securitization or bank conduit, which issues asset-backed securities or commercial paper, respectively, to investors. Our finance subsidiaries retain certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interests in certain cash reserves provided as credit enhancements for investors. Our finance subsidiaries apply significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affect the recoverability of our retained interests in the sold finance receivables. We periodically evaluate these assumptions and adjust them, if appropriate, to reflect the performance of the finance receivables.

We have not historically consolidated trusts since these trusts meet the definitions of a qualifying special purpose entity (QSPE) . The trusts which were structured in North America in the fiscal year ended March 31, 2010 did not meet the conditions to be a QSPE. In addition, we deemed that the total equity investments of these trusts at risk were not sufficient to finance their activities without additional subordinated financial support provided by our finance subsidiaries. Accordingly we recognized these trusts as VIEs. Furthermore, as the finance subsidiaries retain certain subordinated interests of these trusts and it is expected that we would absorb the majority of the expected losses of these trusts, we have consolidated these trusts. Information about finance subsidiaries-receivables and securitizations is described in Note (2), information about variable interest entities is described in Note (3) to the accompanying consolidated financial statements.

(Guarantee)

At March 31, 2010, we guaranteed ¥31.7 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥31.7 billion. As of March 31, 2010, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2010:

Contractual Obligations

	At March 31, 2010
	Yen(millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	3,035,331	722,296	1,496,585	730,820	85,630
Operating leases	117,027	22,556	28,892	17,362	48,217
Purchase commitments * [1]	47,436	47,436	—	—	—
Interest payments *2	337,573	146,794	155,062	33,597	2,120
Contributions to defined benefit pension plans *3	81,544	81,544	—	—	—
Total	3,618,911	1,020,626	1,680,539	781,779	135,967

* [1]	Honda had commitments for purchases of property, plant and equipment at March 31, 2010.

*2	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2010.

*3	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥109,473 million is not represented in the table above.

At March 31, 2010, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Honda’s articles of incorporation provide for a Board of Directors of not more than 30 Directors and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected by resolutions of the general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election with approval by the Board of Corporate Auditors. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

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

Under the Company Law, the Corporate Auditors of the Company have the duty to audit the Director’s execution of their duties. Corporate Auditors are not required to be, and the Corporate Auditors of the Company are not, certified public accountants, and may not at the same time be Directors or employees of the Company or any of its subsidiaries. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Corporate Auditors of the Company form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom has never served as a director, accounting councilor, operating officer, manager or employee of the Company or any of its subsidiaries. Corporate Auditors are required to elect from among themselves at least one Standing Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of investigation by Corporate Auditors of the status of the corporate affairs, and assets of the Company and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants as accounting auditor. Such independent certified public accountants have as their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by the Representative Director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified Corporate Auditor and the specified Director in charge.

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

General Manager of Suzuka Factory of Production Operations,

appointed in April 2005

General Supervisor, Motor Sports,

appointed in April 2004

Managing Director of the Company,

appointed in June 2003

Motor Sports,

appointed in June 2003

President and Director of Honda R&D Co., Ltd.,

appointed in June 2003

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 2001

Director of the Company,

appointed in June 2000

Executive Vice President of Honda R&D Americas, Inc.,

appointed in April 1998

Joined Honda in April 1978

		*3	12,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Koichi Kondo (February 13, 1947)

Director of the Company from June 1997

Compliance Officer,

appointed in April 2010 (presently held)

Government & Industrial Affairs,

appointed in April 2010 (presently held)

Executive Vice President and Director of the Company,

appointed in June 2007

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

President and Director of Honda Automoveis do Brasil Ltda.,

appointed in June 1996

Joined Honda in April 1970

		*3	16,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Shigeru Takagi (February 4, 1952)	Director of the Company from June 1998 Senior Managing Director of the Company, appointed in June 2008 Managing Director of the Company, appointed in June 2004 Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2004 (presently held) President and Director of Honda Motor Europe Limited, appointed in April 2004 (presently held) President and Director of Honda Canada Inc., appointed in June 1998 Director of the Company, appointed in June 1998 Joined Honda in April 1974	*3	16,200

Akio Hamada (December 2, 1948)

Director of the Company from June 1999

General Supervisor, Quality,

appointed in April 2009 (presently held)

Senior Managing Director of the Company,

appointed in June 2008

Chief Operating Officer for Production Operations,

appointed in April 2008 (presently held)

Risk Management Officer,

appointed in April 2008 (presently held)

General Supervisor, Information Systems,

appointed in April 2008 (presently held)

Managing Officer of the Company,

appointed in June 2005

President and Director of Honda of America Mfg., Inc.,

appointed in April 2005

President and Director of Honda Engineering Co., Ltd.,

appointed in June 2001

Director of the Company,

appointed in June 1999

Stationed at Honda Canada Inc. in June 1998

Joined Honda in April 1971

		*3	12,600

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

Managing Director of the Company,

appointed in June 2006

Chief Operating Officer for Regional Operations

(Latin America),

appointed in April 2003

President and Director of Honda South America Ltda.,

appointed in April 2003

President and Director of Moto Honda da Amazonia Ltda.,

appointed in April 2003

President and Director of Honda Automoveis do Brasil Ltda.,

appointed in April 2003

Director of the Company,

appointed in June 2000

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		*3	13,800

Tatsuhiro Oyama (July 9, 1950)	Director of the Company from June 2001 Senior Managing Director of the Company, appointed in June 2010 Chief Officer of Driving Safety Promotion Center, appointed in April 2010 (presently held) Chief Operating Officer for Motorcycle Operations, appointed in April 2008 (presently held) Managing Director of the Company, appointed in June 2006 Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2006 President and Director of Asian Honda Motor Co., Ltd., appointed in April 2006	*3	16,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Chief Operating Officer for Parts Operations,

appointed in April 2003

President and Director of Honda Motorcycle Japan Co., Ltd.,

appointed in August 2001

Director of the Company,

appointed in June 2001

General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan),

appointed in April 2001

Joined Honda in April 1969

Fumihiko Ike (May 26, 1952)	Director of the Company from June 2003 Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2008 (presently held) President and Director of Asian Honda Motor Co., Ltd., appointed in April 2008 (presently held) Managing Director of the Company, appointed in June 2007 Chief Operating Officer for Business Management Operations, appointed in April 2006 Director of the Company, appointed in June 2003 Chief Operating Officer for Power Product Operations, appointed in April 2003 Joined Honda in February 1982	*3	15,100

Masaya Yamashita (April 5, 1953)	Director of the Company from June 2003 Managing Director of the Company, appointed in June 2008 Chief Operating Officer for Purchasing Operations, appointed in April 2008 (presently held) General Manager of Kumamoto Factory of Production Operations, appointed in April 2006 Operating Officer of the Company, appointed in June 2005 Director of the Company, appointed in June 2003 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in April 2002 Joined Honda in April 1977	*3	12,600

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Tomohiko Kawanabe (May 17, 1952)	Director of the Company from June 2010 Managing Director of the Company, appointed in June 2010 President and Director of Honda R&D Co., Ltd., appointed in April 2010 (presently held) Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2005 Managing Director of Honda R&D Co., Ltd., appointed in June 2002 Joined Honda in April 1977	*3	7,400

Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 Ambassador to Canada, appointed in April 2001	*3	800

Nobuo Kuroyanagi (December 18, 1941)	Director of the Company from June 2009 Director of Mitsubishi UFJ Financial Group, Inc. (MUFG), appointed in April 2010 (presently held) Director of the Company, appointed in June 2009 Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), appointed in April 2008 (presently held) President and CEO of MUFG, appointed in October 2005	*3	300

Takeo Fukui (November 28, 1944)	Director of the Company from June 1988 Director and Advisor of the Company, appointed in June 2009 President and Director of the Company, appointed in June 2003 Motor Sports, appointed in June 1999 Senior Managing Director of the Company, appointed in June 1999 President and Director of Honda R&D Co., Ltd., appointed in June 1998 Managing Director of the Company, appointed in June 1996 President and Director of Honda of America Mfg., Inc., appointed in June 1996 Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 1994	*3	31,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 1990

Director of the Company,

appointed in June 1988

President and Director of Honda Racing Corporation,

appointed in May 1987

Managing Director of Honda R&D Co., Ltd.,

appointed in May 1987

Joined Honda in April 1969

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

Executive Vice President and Director of Honda Motor Europe Limited,

appointed in April 2003

Joined Honda in April 1978

		*3	16,100

Sho Minekawa (October 27, 1954)	Director of the Company from June 2007 Director of the Company, appointed in June 2007 Chief Operating Officer for Regional Operations (Latin America), appointed in April 2007 (presently held) President and Director of Honda South America Ltda., appointed in April 2007 (presently held) President and Director of Moto Honda da Amazonia Ltda., appointed in April 2007 (presently held)	*3	14,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

President and Director of Honda Automoveis do Brasil Ltda.,

appointed in April 2007 (presently held)

Operating Officer of the Company,

appointed in June 2005

Director of the Company,

appointed in June 2004

President of Guangzhou Honda Automobile Co., Ltd.

(presently, Guangqi Honda Automobile Co., Ltd.),

appointed in April 2004

Joined Honda in April 1978

Takuji Yamada (September 28, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Operating Officer for Power Product Operations, appointed in April 2008 (presently held) President and Director of Honda Motor Europe (North) GmbH, appointed in April 2006 Operating Officer of the Company, appointed in June 2005 Executive Vice President of American Honda Motor Co., Inc., appointed in December 2004 Joined Honda in April 1980	*3	12,600

Yoichi Hojo (February 17, 1956)	Director of the Company from June 2008 Director of the Company, appointed in June 2008 Chief Operating Officer for Business Management Operations, appointed in April 2008 (presently held) Operating Officer of the Company, appointed in June 2006 General Manager of Automobile Purchasing Division 2 in Purchasing Operations, appointed in April 2006 Joined Honda in April 1978	*3	13,200

Tsuneo Tanai (January 24, 1957)	Director of the Company from June 2009 Director of the Company, appointed in June 2009 Chief Operating Officer for Automobile Operations, appointed in April 2009 (presently held)	*3	13,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

President and Director of Honda of America Mfg, Inc.,

appointed in April 2008

Operating Officer of the Company,

appointed in June 2006

Executive Vice President and Director of Honda of America Mfg., inc.,

appointed in April 2006

Joined Honda in April 1981

Masahiro Yoshida (March 5, 1957)

Director of the Company from June 2010

Director of the Company,

appointed in June 2010

Chief Operating Officer for Business Support Operations,

appointed in April 2010 (presently held)

General Manager of Hamamatsu Factory of Production Operations,

appointed in April 2008

Operating Officer of the Company,

appointed in June 2007

Human Resources and Associate Relations for Business Support Operations,

appointed in April 2007

General Manager of Human Resources Division for Business Support Operations,

appointed in April 2006

Executive Vice President of Honda of America Mfg., inc.,

appointed in June 2004

Joined Honda in April 1979

		*3	10,000

Seiji Kuraishi (July 10, 1958)	Director of the Company from June 2010 Director of the Company, appointed in June 2010 Chief Operating Officer for Regional Operations (China), appointed in April 2010 (presently held) President of Honda Motor (China) Investment Corporation Limited, appointed in April 2010 (presently held) President of Dongfeng Honda Automobile Co., Ltd. appointed in January 2008 Operating Officer of the Company appointed in June 2007 Executive Vice President of Honda Motor (China) Investment Corporation, Limited, appointed in April 2007	*3	9,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
	General Manager of Product Planning and Marketing Office for Automobile Operations, appointed in April 2005 Joined Honda in April 1982

Hiroyuki Yamada (December 14, 1956)	Director of the Company from June 2009 Director of the Company, appointed in June 2009 Chief Operating Officer for Customer Service Operations, appointed in April 2009 (presently held) Joined Honda in April 1982	*3	5,400

Corporate Auditors

Toru Onda (March 18, 1949)	Corporate Auditor of the Company (full-time), appointed in June 2008 Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in January 1977	*5	14,600

Hideki Okada (June 1, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2009 General Manager of Regional Operation Planning Office (North America), appointed in April 2007 Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2007 Operating Officer of the Company, appointed in June 2006 General Manager of Accounting Division for Business Management Operation, appointed in June 2004 Joined Honda in April 1977	*6	12,500

Koukei Higuchi (March 14, 1936)	Corporate Auditor of the Company, appointed in June 2003 Advisor of the Board of The Tokio Marine & Fire Insurance Co., Ltd. (presently Tokio Marine & Nichido Fire Insurance Co., Ltd.), appointed in June 2003 (presently held)	*4	800

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Chairman of The Tokio Marine & Fire Insurance Co., Ltd.

(presently Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2001

Joined The Tokio Marine and Fire Insurance Co., Ltd.

(presently Tokio Marine & Nichido Fire Insurance Co., Ltd.)

in April 1960

Fumihiko Saito (June 9, 1945)	Corporate Auditor of the Company, appointed in June 2004 Representative of the Saito Law Office in February 2006 (presently held) Partner of Haarmann Hemmelrath Saito Law Office in June 2003 Registered as a lawyer in April 1973	*5	800

Yuji Matsuda (August 27, 1951)	Corporate Auditor of the Company, appointed in June 2007 President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd., appointed in June 2006 (presently held) Joined The Mitsubishi Trust and Banking Corporation (presently The Mitsubishi UFJ Trust and Banking Corp.) in April 1975	*4	1,800

*1.	Mr. Kensaku Hogen and Mr. Nobuo Kuroyanagi satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.
*2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.
*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 24, 2010.
*4.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 22, 2007.
*5.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 24, 2008.
*6.	The term of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2009.
*7.	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Japanese Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers, as voluntarily disclosed in Japan, are listed below.

Managing Officers

Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Limited

President and Director of Honda of the U.K. Manufacturing Ltd.

Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

Manabu Nishimae	CIS countries, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa)

Koichi Fukuo	Quality, Certification & Regulation Compliance

Operating Officers

Masahiro Takedagawa	President and Director of Honda Canada Inc.

Yoshiyuki Matsumoto	General Manager of Suzuka Factory of Production Operations

Eiji Okawara	President and Director of Honda Engineering Co., Ltd.

Ko Katayama	General Manager of Saitama Factory of Production Operations

Takashi Nagai	President and Director of Honda Siel Cars India Limited President and Director of Honda Motor India Private Ltd.

Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Toshiaki Mikoshiba	President and Director of Honda Motor RUS LLC

Yoshi Yamane	Production Operations Production for Regional Operations (China)

Takashi Sekiguchi	Executive Vice President and Director of American Honda Motor Co., Inc.

Takahiro Hachigo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

Hiroshi Sasamoto	Manufacturing of Honda Canada Inc.

Chitoshi Yokota	Automobile Products for Automobile Operations

Michimasa Fujino	President and Director of Honda Aircraft Company, Inc.

There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation

Directors and Corporate Auditors receive monthly remuneration, the aggregate maximum monthly amount of which is approved at the annual general meeting of shareholders. Also, Directors and Corporate Auditors receive bonuses, the aggregate amount of which is approved at the annual general meeting of shareholders and is based on the Company’s performance for prior fiscal year. The amounts of the remuneration and bonuses approved to pay to Directors and Corporate Auditors are allocated among them at meetings of the Board of Directors and Corporate Auditors. All the directors and corporate auditors contribute a portion of their remuneration to the officer shareholders’ association, purchase shares of the Company’s Common Stock and keep holding those shares during their services.

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2010 was ¥1,177 million. This amount includes remuneration paid to four directors and one corporate auditor, who retired during the fiscal year. The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2010 was ¥293 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2010 are as follows:

	Yen (millions)
	Directors excluding outside directors		Corporate auditors excluding outside corporate auditors		Outside Officers		Total
	number	amount	number	amount	number	amount	number	amount
Remuneration	22	1,036	3	88	6	53	31	1,177
Bonuses	19	261	2	21	5	11	26	293

Total		1,297		109		64		1,471

The amount of remuneration paid to Takanobu Ito during the fiscal year ended March 31, 2010 was ¥82 million. The amount of bonuses for Takanobu Ito accrued for the fiscal year ended March 31, 2010 was ¥33 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2010, 2009 and 2008.

As of March 31, 2010

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
176,815	34,808	129,663	2,145	10,199

At March 31, 2010, Honda had 176,815 full-time employees, including 106,230 local nationals employed in its overseas operations.

As of March 31, 2009

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
181,876	35,908	133,114	2,071	10,783

At March 31, 2009, Honda had 181,876 full-time employees, including 111,581 local nationals employed in its overseas operations.

As of March 31, 2008

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
178,960	36,059	130,457	2,014	10,430

At March 31, 2008, Honda had 178,960 full-time employees, including 109,213 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2010.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2008, 2009 and 2010 were 2.0%, 1.9% and 1.9%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 24, 2010 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	281,200 shares	0.015%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2010, the Association owned 5,057,252 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2010, 1,834,828,430 shares of Honda’s Common Stock were issued and 1,814,602,736 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2010:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account)	133,296	7.26%

According to a statement on Schedule 13G (Amendment No. 6) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 10, 2010, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2009, 117,071,145 shares, or 6.4% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2010 were 1,834,828,430 shares of Common Stock, of which 71,107,703 shares represented by ADSs and 291,253,341 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 279 at March 31, 2010.

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

During the fiscal year ended March 31, 2010, Honda had sales of ¥510.6 billion and purchases of ¥771.3 billion with equity affiliates accounted under the equity method. As of March 31, 2010, Honda had receivables of ¥152.2 billion from affiliated companies, and had payables of ¥133.2 billion to affiliated companies. In addition, the amounts of Honda’s sales to affiliates during the fiscal years ended March 31, 2008 and 2009 have been corrected in Note (5) to the accompanying consolidated financial statements from the amounts previously disclosed. Honda’s sales to affiliates during the fiscal year ended March 31, 2008 and 2009 were ¥500.7 billion and ¥ 515.5 billion, respectively.

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

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims including 44 purported class actions in the United States.

Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 44 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

8. Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which it considers to be one of the most important management issues, its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

In addition, the Company’s basic policy for dividends is to make quarterly distributions. The Company may determine dividends from surplus by a resolution of the Board of Directors. Annual dividends for the fiscal year ended March 31 of each year require a resolution at the general meeting of shareholders.

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders’ return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company determined year-end dividends of ¥12 per share for the year ended March 31, 2010. As a result, total dividends for the year ended March 31, 2010, together with the first quarter dividends of ¥8, the second quarter dividends of ¥8 and the third quarter dividends of ¥10, were ¥38 per share, a decrease of ¥25 from the annual dividends paid for the year ended March 31, 2009.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2010)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 29, 2009	October 27, 2009	February 3, 2010	June 24, 2010
Dividend per Share of Common Stock (yen)	8.00	8.00	10.00	12.00
Total Amount of Dividends Yen (millions)	14,516	14,516	18,146	21,775

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2010, Honda’s shares were traded on two stock exchanges in Japan.

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

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2010 was approximately 151,972,000 shares of Common Stock on the TSE and approximately 14,450,400 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE*		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2006	¥3,750	¥2,510	$31.74	$23.75
2007	4,940	3,270	40.82	29.13
2008	4,600	2,610	37.80	27.01

2009
1st quarter	¥3,910	¥2,765	$36.40	$27.69
2nd quarter	3,850	3,000	35.67	28.20
3rd quarter	3,190	1,643	30.08	17.35
4th quarter	2,515	1,860	25.58	20.28

2010
1st quarter	¥3,070	¥2,390	$31.00	$24.83
2nd quarter	3,230	2,300	32.99	25.00
3rd quarter	3,170	2,590	34.52	28.82
4th quarter	3,410	2,951	37.23	33.27

CY 2010
Jan	¥3,410	¥3,035	$37.23	$33.29
Feb	3,320	2,951	36.64	33.27
Mar	3,355	3,055	36.70	34.51
Apr	3,405	3,160	36.16	33.73
May	3,120	2,700	34.00	30.16

*	The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. The reported high and low sales prices of Honda’s shares on the TSE in yen have been adjusted based on the shares after stock split.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offer and Listing Details”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

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

Under the Book-Entry Law, any transfer of shares of Japanese listed companies is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is by an application for book entry recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares recorded in such account.

Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of an all shareholders notice from JASDEC to Honda at certain prescribed times, in order to exercise minority shareholders’ rights (other than those the record dates for which are fixed) against Honda, a holder of an account with shares needs to make an application through an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to Honda, and to exercise rights within four weeks from such notice.

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

Dividends

Under its articles of incorporation, Honda’s financial accounts will be closed on March 31 of each year. The record date for dividends is June 30, September 30, December 31 and March 31 of each year. In addition, Honda may distribute dividends from surplus by determining any record date.

Under the Company Law, a company is permitted to make distributions of surplus to the shareholders any number of times per fiscal year pursuant to resolutions of a general meeting of shareholders, subject to certain limitations provided by the Company Law and the Ordinances of the Ministry of Justice thereunder. Distributions of surplus are required, in principle, to be authorized by a resolution of a general meeting of shareholders. However, if the articles of incorporation so provide and certain other requirements under the Company Law are met, distributions of surplus may be made pursuant to a board resolution. Pursuant to the provisions of the Company Law and its articles of incorporation, the board of directors of Honda may determine distributions of its surplus.

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

Japanese Unit Share System

Consistent with the requirements of the Company Law, the articles of incorporation of Honda adopts unit share system called as “tan-gen-kabu”, under which 100 shares constitute one voting unit of shares. The board of directors of Honda by itself may reduce, but not to increase, the number of shares that constitute one voting unit or abolish the unit share system entirely by amendments to the articles of incorporation by a board resolution without approval of shareholders. An increase in the number of shares that constitute one voting unit requires an amendment to the articles of incorporation by a special resolution of a general shareholders’ meeting. In any case, the number of shares constituting one voting unit may not exceed 1,000 shares or 0.5% of the total issued shares.

Under the Book-Entry Law, shares constituting less than one unit are transferable. Under the rules of the Japanese financial instruments exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese financial instruments exchanges.

The holder of shares constituting less than one voting unit may at any time require Honda to purchase or sell such shares to constitute one voting unit at the market price in accordance with Honda’s share handling regulations (see below). Because the transfer of ADRs does not require changes in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one voting unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one voting unit of the underlying shares are normally prohibited under the unit share system, under the deposit agreement, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole voting units.

Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares

A holder of Honda’s shares representing less than one voting unit may at any time require Honda to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request for purchase reaches the share handling agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which the first sale of shares is effected on the Tokyo Stock Exchange thereafter. In each case, Honda will request the payment of an amount determined by Honda as an amount equal to the brokerage commission required for the sale and purchase of the shares. A holder of shares representing less than one voting unit may, in accordance with the provisions of Honda’s share handling regulations, also make a request to the effect that such number of shares should be sold to it that will, when added to the shares less than one voting unit already held by that shareholder, constitute one voting unit. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise many shareholder rights as a practical matter.

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

A shareholder of Honda is generally entitled to one vote per voting unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Company Law and the articles of incorporation of Honda, a resolution may be adopted at a meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Company Law and Honda’s articles of incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of all shareholders and the resolution shall be adopted by majority voting. Honda’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by Honda does not have voting rights. Also, Honda does not have voting rights with respect to its own shares.

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

Under the Company Law, in order to approve certain significant matters of a corporation, more strict requirement for the quorum or the number of voting rights to approve is provided. The articles of incorporation of Honda provide that such resolution may be adopted at a meeting of shareholders by two thirds of the voting rights of the shareholders present at the meeting representing at least one third of all the shareholders having voting rights. Such significant matters include, but not limited to:

•	acquisition of its own shares by Honda from a specific shareholder other than its subsidiary,

•	acquisition of special shares all of which may be acquired by Honda (zembu shutoku joukou tsuki shurui kabushiki),

•	consolidation of the shares,

•	reduction of stated capital (with certain exceptions),

•	issuance or transfer of new shares or existing shares held by Honda as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	discharge of a part of responsibilities of directors, corporate auditors or accounting auditors,

•	distribution of surplus by property other than cash (only in the case that no cash distribution is allowed to shareholders),

•	amendments to the articles of incorporation,

•	transfer of whole or important part of business,

•	dissolution of a corporation,

•	reorganization of a corporation.

Pursuant to the terms of the Deposit Agreement, upon receipt of notice of any meeting of holders of Common Stock of the Registrant, the Depositary will mail to the record holders of ADRs and publish a notice which will contain the information in the notice of the meeting. The record holders of ADRs at the close of business on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Common Stock of the Registrant represented by their respective Depositary Receipts. The Depositary will endeavor, in so far as practicable, to vote the amount of Common Stock of the Registrant represented by such Depositary Receipts in accordance with such instructions, and the Registrant has agreed to take all action which may at any time be deemed necessary by the Depositary in order to enable the Depositary to so vote such Common Stock. In the absence of such instructions, the Depositary has agreed to use its best efforts to give a discretionary proxy to a person designated by the Registrant. However, such proxy may not be given with respect to any proposition of which the Depositary has knowledge regarding any contest related to the action to be taken at the meeting, or the purpose of which is to authorize a merger, consolidation or any other matter which may substantially affect the rights or privileges of the Common Stock of the Registrant or other securities, property or cash received by the Depositary or the Custodian in respect thereof.

Subscription Rights and Stock Acquisition Rights

Holders of Honda’s shares have no preemptive rights under Honda’s articles of incorporation. Under the Company Law, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. In addition, individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Honda also may decide to grant the stock acquisition rights (shinkabu-yoyakuken), with or without bonds, to any person including its shareholders, by resolution of its board of directors unless issued under specially favorable conditions. The holder of such rights may exercise its rights within the exercise period by paying subscription moneys all as prescribed in the terms of such rights.

Liquidation Rights

In the event of a liquidation of Honda, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of Honda’s currently issued shares, including shares represented by the ADSs, are fully paid and nonassessable.

Shareholders’ Register Manager

The Chuo Mitsui Trust and Banking Company, Limited is the Shareholders’ Register Manager for the shares. Chuo Mitsui’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo, 105-8574, Japan. Chuo Mitsui maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in “–Record Date” below.

Record Date

As mentioned above, the record date for Honda’s dividends is June 30, September 30, December 31 and March 31, if paid. A holder of shares constituting one or more whole voting units who is registered as a holder on Honda’s register of shareholders at the close of business as of March 31 is entitled to exercise its voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, Honda may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

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

Daily Price Limits under Japanese Financial Instruments Exchange Rules

Share prices on Japanese financial instruments exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set in absolute yen according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell its shares at such price on a particular trading day, or at all.

C. Material Contracts

All contracts concluded by Honda during the two years preceding this filing were entered into in the ordinary course of business.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation which materially affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E. Taxation

Japanese Taxes

The following is a summary of the principal Japanese tax consequences as of the date of filing of this Form 20-F to owners of Honda’s shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from Honda’s shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisers as to:

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

Pursuant to the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S.-Japan Tax Treaty”), a portfolio investor that is a U.S. holder is generally subject to Japanese withholding tax on dividends on shares at a rate of 10%. A similar withholding tax treatment applies under the renewed tax treaties between the United Kingdom and Japan and between France and Japan. In addition, the tax treaty between Australia and Japan has also been renewed, effective from December 3, 2008, under which the standard treaty withholding rate on dividends taxed on or after January 1, 2009 will be reduced in general from 15% to 10%. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

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

For purposes of the U.S.-Japan Tax Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for purposes of the U.S.-Japan Tax Treaty, (i) holds the shares and ADSs that do not form part of the business property of a permanent establishment through which the beneficial owner carries on or has carried on business and (ii) is not otherwise ineligible for benefits under the U.S.-Japan Tax Treaty, as the case may be, with respect to income and gain from the shares or ADSs.

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

Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds the shares or ADSs with respect to which the dividends are paid for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if a U.S. holder sells or otherwise disposes of its shares or ADSs, it will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that it realizes and its tax basis, determined in U.S. dollars, in its shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Passive Foreign Investment Company (PFIC) Rules

Honda believes its shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. This conclusion is a factual determination that is made annually and thus may be subject to change.

In general, Honda will be a PFIC with respect to a U.S. holder if for any taxable year in which such holder held shares or ADSs of Honda:

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

•

any excess distribution that Honda makes to the U.S holder (generally, any distributions to it during a single taxable year that are greater than 125% of the average annual distributions received by it in respect of the shares or ADSs during the three preceding taxable years or, if shorter, its holding period for the shares or ADSs).

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

If a U.S. holder owns shares or ADSs in a PFIC that are treated as marketable stock, such holder may make a mark-to-market election. If a U.S. holder makes this election, it will not be subject to the PFIC rules described above. Instead, in general, a U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amount.

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such holder if Honda is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, shares or ADSs held by a U.S. holder will be treated as stock in a PFIC if Honda was a PFIC at any time during the U.S. holder’s holding period in its shares or ADSs, even if Honda is not currently a PFIC. For purposes of this rule, if a U.S. holder makes a mark-to-market election with respect to its shares or ADSs, the U.S. holder will be treated as having a new holding period in its shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of Honda’s accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC with respect to such U.S. holder, it must file Internal Revenue Service Form 8621. U.S. holders should consult their own tax advisors regarding the PFIC rules and potential filing and other requirements.

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

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2009 and 2010. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2009			2010
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contracts	Contract amount	Fair value		Contract amount	Fair value
To sell US$	¥182,941	(8,966)	93.33	¥257,822	(6,076)	90.80
To sell EUR	42,324	(2,086)	123.40	32,188	456	126.70
To sell CA$	379	(5)	76.99	24	57	88.58
To sell GBP	49,681	(2,673)	133.42	29,931	(108)	139.69
To sell other foreign currencies	16,549	(387)	various	20,761	(829)	various
To buy US$	3,287	131	94.26	3,207	102	90.02
To buy other foreign currencies	1,933	(11)	various	3,537	34	various
Cross-currencies	234,521	94	various	231,657	(1,134)	various

Total	¥531,615	(13,903)		¥579,127	(7,498)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option Contracts	Contract amount	Fair value		Contract amount	Fair value
Option purchased to sell US$	¥24,548	304	various	¥27,865	78	various
Option written to sell US$	51,551	(1,743)	various	55,731	(829)	various
Option purchased to sell other currencies	—	—	—	3,123	(50)	various
Option written to sell other currencies	—	—	—	6,246	(26)	various

Total	¥76,099	(1,439)		¥92,965	(827)

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2009 and 2010. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2009		2010
	Yen (millions)			Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥24,720	*	¥29,401	17,702	5,997	3,341	1,650	711	—	*	5.08%
US$	199,172	*	7,349	7,349	—	—	—	—	—	*	7.62%
Other	475,409	*	412,709	136,358	128,378	93,254	48,649	6,070	—	*	3.15%

Total—Direct financing leases	¥699,301	*	¥449,459	161,409	134,375	96,595	50,299	6,781	—	*

Other finance subsidiaries- receivables
JP¥	¥450,177	445,588	¥456,525	153,206	115,599	85,998	54,199	29,624	17,899	449,776	5.08%
US$	2,561,667	2,481,293	2,504,187	879,316	603,330	504,849	329,515	146,556	40,621	2,536,110	5.07%
Other	504,599	499,198	617,507	291,614	152,020	97,427	54,097	18,711	3,638	625,523	6.92%

Total—Other finance subsidiaries- receivables	¥3,516,443	3,426,079	¥3,578,219	1,324,136	870,949	688,274	437,811	194,891	62,158	3,611,409

Retained interests in securitizations**	45,648	45,648	27,555							27,555

Total***	¥4,261,392		¥4,055,233

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.
** :	The retained interests in securitizations is accounted for as “trading” securities and is reported at fair value.
*** :	The finance subsidiaries-receivables include finance subsidiaries-receivables included in trade receivables and other assets in the consolidated balance sheets. Additional detailed information is described in Note (2) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)

	2009		2010
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Japanese yen bonds	¥260,000	290,411	¥320,000	60,000	70,000	120,000	40,000	30,000	—	323,852	1.05%
Japanese yen medium-term notes (Fixed rate)	220,263	213,717	151,998	77,642	33,744	25,184	6,470	5,972	2,986	153,250	1.30%
Japanese yen medium-term notes (Floating rate)	125,865	118,553	114,676	28,767	25,588	58,330	1,991	—	—	114,599	0.61%
U.S. dollar medium-term notes (Fixed rate)	390,098	359,107	391,272	48,099	32,375	46,250	135,048	50,875	78,625	420,970	5.14%
U.S. dollar medium-term notes (Floating rate)	796,545	780,050	211,685	62,206	140,229	—	—	9,250	—	213,695	3.16%
Asset backed notes	—	—	311,222	119,862	117,340	74,020	—	—	—	316,596	2.15%
Loans and others—primarily fixed rate	1,117,389	1,023,938	1,534,478	325,720	503,948	249,577	285,866	165,348	4,019	1,582,083	4.04%

Total	¥2,910,160	2,785,776	¥3,035,331	722,296	923,224	573,361	469,375	261,445	85,630	3,125,045

Interest Rate Swaps

		2009		2010
		Yen (millions)		Yen (millions)
Notional principal currency	Receive/Pay				Expected maturity date							Average receive rate	Average pay rate
		Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	Float/Fix	¥510	(3)	¥770	200	—	—	270	300	—	(24)	1.26%	2.76%
US$	Float/Fix	2,866,860	(88,322)	2,476,108	383,890	619,493	967,913	431,915	72,897	—	(47,762)	0.33%	2.85%
	Fix/Float	599,600	36,867	525,362	48,381	32,564	118,977	182,358	63,998	79,084	24,473	4.68%	1.41%
	Float/Float	24,558	(76)	—	—	—	—	—	—	—	—
CA$	Float/Fix	570,945	(25,298)	525,099	106,896	121,397	146,153	130,108	19,794	751	(10,905)	0.45%	3.39%
	Fix/Float	210,427	17,372	233,677	41,237	54,983	54,983	82,474	—	—	10,036	5.16%	1.58%
	Float/Float	32,222	(143)	—	—	—	—	—	—	—	—
GBP	Float/Fix	22,002	(691)	45,075	19,803	22,464	2,808	—	—	—	(528)	1.80%	2.63%

Total		¥4,327,124	(60,294)	¥3,806,091	600,407	850,901	1,290,834	827,125	156,989	79,835	(24,710)

Currency & Interest Rate Swaps

			2009		2010
			Yen (millions)		Yen (millions)
Receiving side currency	Paying side currency					Expected maturity date							Average receive rate	Average pay rate
		Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	US$	Fix/Float	¥190,565	29,896	¥124,721	63,913	26,653	19,652	5,692	6,196	2,615	29,735	1.30%	0.48%
		Float/Float	163,797	12,220	137,850	23,213	65,530	47,384	1,723	—	—	17,403	0.81%	0.95%
JP¥	CA$	Fix/Float	2,137	42	—	—	—	—	—	—	—	—
Other	Other	Fix/Float	275,013	17,461	405,289	55,475	—	98,571	110,910	140,333	—	12,613	4.82%	1.47%
		Float/Float	35,499	1,578	51,104	—	29,911	—	—	21,193	—	(3,953)	1.28%	1.96%

Total			¥667,011	61,197	¥718,964	142,601	122,094	165,607	118,325	167,722	2,615	55,798

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in equity section of the consolidated balance sheets. At March 31, 2009 and 2010, the estimated fair value of marketable equity securities was ¥54.8 billion and ¥94.5 billion, respectively.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

1.2.3. Fees and charges.

JP Morgan Chase Bank, N.A., as ADR depositary, collects fees for delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing ordinary shares or surrendering ADSs for the purpose of withdrawal. The ADR depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the ADR depositary payable by investors are as follows:

Category (as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•    Share distributions, stock split, rights, merger

•    Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Not applicable.

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	USD 2.50 per ADS certificate

(f) General depositary services, particularly those charged on an annual basis	Not applicable.

(g) Expenses of the depositary

Expenses incurred on behalf of Holders in connection with

•    Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•    The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•    Stock transfer or other taxes and other governmental charges

•    Cable, telex, facsimile transmission/delivery

•    Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•    Any other charge payable by depositary or its agents

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more dividends or other cash distributions.

4. Direct / Indirect Payment Disclosure

Honda does not receive any reimbursement from the depositary bank. JPMorgan agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our principal financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2010 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2010.

The Company’s independent registered public accounting firm, KPMG AZSA & Co., has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Principal Accountant, who conducted audits of our consolidated financial statements under U.S. generally accepted accounting principles or its affiliates, is independent auditor under applicable SEC rules and billed the following fees to us for professional services:

	Yen (millions)
	2009	2010
Audit Fees	2,970	2,573
Audit-Related Fees	54	114
Tax Fees	10	—
All Other Fees	7	—
Total	3,041	2,687

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

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2010. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2009	739	¥2,698	0	0
May 1 to May 31, 2009	1,015	¥2,766	0	0
June 1 to June 30, 2009	627	¥2,778	0	0
July 1 to July 31, 2009	248	¥2,489	0	0
August 1 to August 31, 2009	644	¥3,028	0	0
September 1 to September 30, 2009	411	¥2,896	0	0
October 1 to October 31, 2009	414	¥2,775	0	0
November 1 to November 30, 2009	511	¥2,834	0	0
December 1 to December 31, 2009	403	¥3,016	0	0
January 1, to January 31, 2010	743	¥3,249	0	0
February 1, to February 28, 2010	591	¥3,053	0	0
March 1 to March 31, 2010	641	¥3,193	0	0

Total	6,987	¥2,917	0	0

*	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System—Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Maximum total amounts of compensation for Honda’s directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. If Honda were to adopt such a plan, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

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

March 31, 2010

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries (“Honda”) as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of Honda’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

As further described in Note 1(c) to the consolidated financial statements, Honda adopted retrospectively the presentation and disclosure provisions of FASB Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, which is now codified in the FASB Accounting Standard Codification (ASC) 810, Consolidation, as of April 1, 2009. As described in Note 1(m) to the consolidated financial statements, Honda adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which is now codified in the FASB ASC 740, Income Taxes, as of April 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 24, 2010 expressed an unqualified opinion on the effectiveness of Honda Motor Co., Ltd.’s internal control over financial reporting.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 24, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal controls over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Honda Motor Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated June 24, 2010 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG AZSA & Co.

Tokyo, Japan

June 24, 2010

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2010

	Yen (millions)
	2009	2010
Assets
Current assets:
Cash and cash equivalents	¥690,369	¥1,119,902
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,455 million in 2009 and ¥8,555 million in 2010 (notes 2, 8 and 19)	854,214	883,476
Finance subsidiaries-receivables, net (notes 2, 3, 8 and 19)	1,172,030	1,100,158
Inventories (notes 4 and 8)	1,243,961	935,629
Deferred income taxes (note 10)	198,158	176,604
Other current assets (notes 6, 8 and 16)	462,446	397,955

Total current assets	4,621,178	4,613,724

Finance subsidiaries-receivables, net (notes 2, 3, 8 and 19)	2,400,282	2,361,335

Investments and advances:
Investments in and advances to affiliates (note 5)	505,835	457,834
Other, including marketable equity securities (note 6)	133,234	184,847

Total investments and advances	639,069	642,681

Property on operating leases (note 7):
Vehicles	1,557,060	1,651,672
Less accumulated depreciation	269,261	343,525

Net property on operating leases	1,287,799	1,308,147

Property, plant and equipment, at cost (note 8):
Land	469,279	489,769
Buildings	1,446,090	1,509,821
Machinery and equipment	3,133,439	3,257,455
Construction in progress	159,567	143,862

	5,208,375	5,400,907
Less accumulated depreciation and amortization	3,060,654	3,314,244

Net property, plant and equipment	2,147,721	2,086,663

Other assets (notes 2, 8, 10, 12 and 16)	722,868	616,565

Total assets	¥11,818,917	¥11,629,115

Liabilities and Equity
Current liabilities:
Short-term debt (notes 3 and 8)	¥1,706,819	¥1,066,344
Current portion of long-term debt (notes 3 and 8)	977,523	722,296
Trade payables:
Notes	31,834	24,704
Accounts	674,498	802,464
Accrued expenses (note 12)	562,673	542,521
Income taxes payable (note 10)	32,614	23,947
Other current liabilities (notes 8, 10 and 16)	251,407	236,854

Total current liabilities	4,237,368	3,419,130

Long-term debt, excluding current portion (notes 3 and 8)	1,932,637	2,313,035
Other liabilities (notes 9, 10 and 12)	1,518,568	1,440,520

Total liabilities	7,688,573	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 11)	43,965	45,463
Retained earnings (note 11)	5,099,267	5,304,473
Accumulated other comprehensive income (loss), net (notes 6, 10, 12, 14 and 16)	(1,322,828)	(1,208,162)
Treasury stock, at cost 20,219,430 shares in 2009 and 20,225,694 shares in 2010	(71,712)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,007,288	4,328,640

Noncontrolling interests (note 1(c))	123,056	127,790

Total equity (note 1(c))	4,130,344	4,456,430

Commitments and contingent liabilities (notes 17 and 18)
Total liabilities and equity	¥11,818,917	¥11,629,115

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2008, 2009 and 2010

	Yen (millions)
	2008	2009	2010
Net sales and other operating revenue (note 2)	¥12,002,834	¥10,011,241	¥8,579,174

Operating costs and expenses:
Cost of sales (note 2)	8,543,170	7,419,582	6,414,721
Selling, general and administrative	1,918,596	1,838,819	1,337,324
Research and development	587,959	563,197	463,354

	11,049,725	9,821,598	8,215,399

Operating income	953,109	189,643	363,775

Other income (expenses):
Interest income	50,144	41,235	18,232
Interest expense	(16,623)	(22,543)	(12,552)
Other, net (notes 1(p), 6 and 16)	(90,789)	(46,601)	(33,257)

	(57,268)	(27,909)	(27,577)

Income before income taxes and equity in income of affiliates	895,841	161,734	336,198

Income tax expense (note 10):
Current	356,095	68,062	90,263
Deferred	31,341	41,773	56,606

	387,436	109,835	146,869

Income before equity in income of affiliates	508,405	51,899	189,329

Equity in income of affiliates (note 5)	118,942	99,034	93,282

Net income (note 1(c))	627,347	150,933	282,611

Less: Net income attributable to noncontrolling interests (note 1(c))	27,308	13,928	14,211

Net income attributable to Honda Motor Co., Ltd. (note 1(c))	¥600,039	¥137,005	¥268,400

		Yen
	2008	2009	2010
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 1(o))	¥330.54	¥75.50	¥147.91

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2008, 2009 and 2010

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests (note 1(c))	Total equity (note 1(c))
Balance at March 31, 2007	¥86,067	¥172,529	¥37,730	¥4,661,104	¥(427,166)	¥(41,439)	¥4,488,825	¥122,907	¥4,611,732

Transfer to legal reserves			2,081	(2,081)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(152,590)			(152,590)		(152,590)
Dividends paid to noncontrolling interests								(9,663)	(9,663)
Capital transactions and others								2,556	2,556
Comprehensive income (loss) :
Net income				600,039			600,039	27,308	627,347
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					(312,267)		(312,267)	(3,283)	(315,550)
Unrealized gains (losses) on marketable securities, net					(26,459)		(26,459)	(147)	(26,606)
Unrealized gains (losses) on derivative instruments, net					440		440		440
Pension and other postretirement benefits adjustments					(16,746)		(16,746)	(1,633)	(18,379)

Total comprehensive income (loss)							245,007	22,245	267,252

Purchase of treasury stock						(34,404)	(34,404)		(34,404)
Reissuance of treasury stock				(275)		3,916	3,641	3,761	7,402

Balance at March 31, 2008	¥86,067	¥172,529	¥39,811	¥5,106,197	¥(782,198)	¥(71,927)	¥4,550,479	¥141,806	¥4,692,285

Transfer to legal reserves			4,154	(4,154)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(139,724)			(139,724)		(139,724)
Dividends paid to noncontrolling interests								(10,841)	(10,841)
Capital transactions and others								(172)	(172)
Comprehensive income (loss) :
Net income				137,005			137,005	13,928	150,933
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					(477,316)		(477,316)	(19,865)	(497,181)
Unrealized gains (losses) on marketable securities, net					(25,063)		(25,063)	(60)	(25,123)
Unrealized gains (losses) on derivative instruments, net					(460)		(460)		(460)
Pension and other postretirement benefits adjustments					(37,791)		(37,791)	(1,740)	(39,531)

Total comprehensive income (loss)							(403,625)	(7,737)	(411,362)

Purchase of treasury stock						(62)	(62)		(62)
Reissuance of treasury stock				(57)		277	220		220

Balance at March 31, 2009	¥86,067	¥172,529	¥43,965	¥5,099,267	¥(1,322,828)	¥(71,712)	¥4,007,288	¥123,056	¥4,130,344

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

Years ended March 31, 2008, 2009 and 2010

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests (note 1(c))	Total equity (note 1(c))
Transfer to legal reserves			1,498	(1,498)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(61,696)			(61,696)		(61,696)
Dividends paid to noncontrolling interests								(16,278)	(16,278)
Capital transactions and others								127	127
Comprehensive income (loss):
Net income				268,400			268,400	14,211	282,611
Other comprehensive income (loss), net of tax (note 14)
Adjustments from foreign currency translation					91,097		91,097	5,750	96,847
Unrealized gains (losses) on marketable securities, net					23,107		23,107	111	23,218
Unrealized gains (losses) on derivative instruments, net					(324)		(324)		(324)
Pension and other postretirement benefits adjustments					786		786	813	1,599

Total comprehensive income (loss)							383,066	20,885	403,951

Purchase of treasury stock						(20)	(20)		(20)
Reissuance of treasury stock						2	2		2

Balance at March 31, 2010	¥86,067	¥172,529	¥45,463	¥5,304,473	¥(1,208,162)	¥(71,730)	¥4,328,640	¥127,790	¥4,456,430

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2008, 2009 and 2010

	Yen (millions)
	2008	2009	2010
Cash flows from operating activities (note 13):
Net income (note 1(c))	¥627,347	¥150,933	¥282,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	417,393	441,868	401,743
Depreciation of property on operating leases	101,032	195,776	227,931
Deferred income taxes	31,341	41,773	56,606
Equity in income of affiliates	(118,942)	(99,034)	(93,282)
Dividends from affiliates	67,764	65,140	140,901
Provision for credit and lease residual losses on finance subsidiaries-receivables	58,011	77,016	40,062
Impairment loss on investments in securities	577	26,001	603
Impairment loss on long-lived assets and goodwill excluding property on operating leases	—	21,597	548
Impairment loss on property on operating leases	5,850	18,528	3,312
Loss (gain) on derivative instruments, net	70,251	(15,506)	(37,753)
Decrease (increase) in assets:
Trade accounts and notes receivable	(67,696)	(30,025)	(6,910)
Inventories	(100,622)	(262,782)	352,994
Other current assets	(2,609)	(82,838)	103,071
Other assets	(130,666)	8,640	24,150
Increase (decrease) in liabilities:
Trade accounts and notes payable	32,327	(133,662)	151,345
Accrued expenses	(24,768)	(102,711)	(20,457)
Income taxes payable	20	(12,861)	(14,524)
Other current liabilities	2,301	10,630	5,662
Other liabilities	179,537	74,872	(30,146)
Other, net	(21,530)	(9,714)	(44,255)

Net cash provided by operating activities	1,126,918	383,641	1,544,212
Cash flows from investing activities:
Increase in investments and advances	(6,417)	(4,879)	(19,419)
Decrease in investments and advances	1,270	1,921	14,078
Payments for purchases of available-for-sale securities	(158,426)	(31,936)	(5,871)
Proceeds from sales of available-for-sale securities	179,911	26,896	4,945
Payments for purchases of held-to-maturity securities	(39,482)	(17,348)	(21,181)
Proceeds from redemptions of held-to-maturity securities	32,557	32,667	6,283
Capital expenditures	(668,228)	(635,190)	(392,062)
Proceeds from sales of property, plant and equipment	26,868	18,843	24,472
Acquisitions of finance subsidiaries-receivables	(2,712,775)	(2,303,930)	(1,448,146)
Collections of finance subsidiaries-receivables	2,312,311	2,023,031	1,595,235
Sales (repurchases) of finance subsidiaries-receivables, net	158,497	324,672	(55,168)
Purchases of operating lease assets	(839,261)	(668,128)	(544,027)
Proceeds from sales of operating lease assets	26,776	100,017	245,110

Net cash used in investing activities	(1,686,399)	(1,133,364)	(595,751)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	601,957	270,795	(649,641)
Proceeds from long-term debt	1,061,792	1,299,984	1,132,222
Repayments of long-term debt	(782,749)	(889,483)	(963,833)
Dividends paid (note 11)	(152,590)	(139,724)	(61,696)
Dividends paid to noncontrolling interests	(9,663)	(10,841)	(16,278)
Sales (purchases) of treasury stock, net	(30,746)	131	(18)

Net cash provided by (used in) financing activities	688,001	530,862	(559,244)
Effect of exchange rate changes on cash and cash equivalents	(23,164)	(141,672)	40,316

Net change in cash and cash equivalents	105,356	(360,533)	429,533
Cash and cash equivalents at beginning of year	945,546	1,050,902	690,369

Cash and cash equivalents at end of year	¥1,050,902	¥690,369	¥1,119,902

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

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where Honda is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Honda adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which is now codified in the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, effective April 1, 2009. This statement requires a noncontrolling interest in a subsidiary to be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this statement, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the presentation of consolidated statements of income, changes in equity and cash flows has been changed. The presentation and disclosure requirements of this statement have been applied retrospectively.

Investments in affiliates in which Honda has the ability to exercise significant influence over their operating and financial policies, but where Honda does not have a controlling financial interest are accounted for using the equity method.

There are some subsidiaries and affiliates of which the fiscal year-end is December 31.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, retained interests in securitizations, realizable values of inventories, realization of deferred tax assets, impairment of long-lived assets, unrecognized tax benefits, product warranty obligations, the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

fair values of assets and obligations related to employee benefits, and the fair value of derivative financial instruments. A sustained loss of consumer confidence which may be caused by continued economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors have combined to increase the uncertainty inherent in such estimates and assumptions. Actual results could differ from those estimates.

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

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained, based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. Finance subsidiaries of the Company have applied the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing” which requires the finance subsidiaries of the Company to measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. Servicing assets and servicing liabilities at March 31, 2009 and 2010 were not significant.

Taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in consolidated statements of income.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents mainly consist of money market funds, and amount to ¥94,454 million and ¥260,896 million as of March 31, 2009 and 2010, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out basis.

(h) Investments in Securities

Investments in securities consist of investment to affiliates and debt and equity securities. Investments in affiliates in which Honda has the ability to exercise significant influence over their operating and financial policies, but where Honda does not have a controlling financial interest are accounted for using the equity method. Differences between the cost of investments in affiliates and the amount of underlying equity of the affiliates principally represent investor level goodwill.

Honda considers whether the fair value of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If Honda considers any such decline to be other-than-temporary based on various factors, then a write-down will be recorded to estimated fair value.

Honda classifies its debt and marketable equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2009 and 2010, except for retained interests in securitizations of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically compares the fair value of debt and marketable equity securities with their cost basis. If the fair value of the securities has declined below the cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the securities through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In assessing impairment of securities, Honda considers the factors such as degree and period of the decline in fair value, financial position and results of operations of investees and forecast earnings based on market and economic trend in which the investees operate. For the years ended March 31, 2008, 2009 and 2010, Honda recognized ¥577 million, ¥26,001 million and ¥603 million impairment loss on investments in securities, respectively. The impairment loss on investments in securities for the year ended March 31, 2009 was principally related to the securities which our consolidated subsidiary holds in the United States market. Honda recognized impairment loss because of significant declines in the fair value of the securities caused by stock market slump and we considered the decline in fair value below our cost basis was other-than-temporary based on the factors such as financial position and results of operations of the investee and the industry which the investee operates. The impairment loss on securities is included in other income (expenses)-other, net in the consolidated statements of income.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda recognized ¥8,006 million impairment loss on goodwill reported by a reporting unit in its automobile segment for the year ended March 31, 2009, because of a decision principally to withdraw from certain racing activities and estimated that it will not generate future cash flows. The impairment loss on goodwill is included in selling, general and administrative in the consolidated statements of income. For the year ended March 31, 2008 and 2010, Honda did not recognize impairment loss on goodwill.

The carrying amount of goodwill at March 31, 2009 and 2010 was ¥12,091 million and ¥12,062 million, respectively and is included in other assets of the consolidated balance sheets.

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

(l) Impairment of Long-Lived Assets to Be Held and Used and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. For the years ended March 31, 2009 and 2010, Honda recognized ¥13,591 million and ¥548 million impairment loss on long-lived assets excluding property on operating leases, respectively. Honda recognized impairment loss on long-lived assets included mainly in the automobile business asset group for the year ended March 31, 2009, because of the decision principally to withdraw from certain racing activities and estimated that it will not generate future cash flows. The impairment loss on long-lived assets is included in selling, general and administrative in the consolidated statements of income.

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

Honda adopted the provision of Financial Accounting Standards Board (FASB) Interpretation (FIN) No.48 “Accounting for Uncertainty in Income Taxes”, which is now codified in the FASB Accounting Standards Codification (ASC) 740 “Income Taxes” on April 1, 2007. This statement requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if any, based on the technical merits of the position, when that position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statement of income.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2010 were ¥315,656 million, ¥301,285 million and ¥196,713 million, respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o) Basic Net Income Attributable to Honda Motor Co., Ltd. per Common Share

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2008, 2009 and 2010 was 1,815,356,440 shares, 1,814,560,728 shares and 1,814,605,803 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2008, 2009 or 2010.

(p) Foreign Currency Translation and Transactions

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end exchange rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur and foreign currency receivables and payables are re-measured at the applicable exchange rates on the balance sheet date. Foreign currency translation and transaction gains or losses are included in other income (expenses)-other, net and these net gains or losses for each of the years in the three-year period ended March 31, 2010 are as follows:

Yen (millions)
2008	2009	2010
¥ (116,102)	¥ 3,148	¥ (37,417)

The gains or losses on translation of receivables and payables dominated in foreign currencies intended to be hedged are presented on a net basis with derivative financial instruments. (see note 16)

(q) Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. (see notes 15 and 16)

Honda recognizes all derivative financial instruments at fair value in its consolidated balance sheets. Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2010 are as follows:

Yen (millions)
2008	2009	2010
¥ 239,737	¥ 224,262	¥ 151,197

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

(t) New Accounting Pronouncements

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, which will amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

These standards are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for subsequent interim and annual reporting periods. Former 10 QSPEs utilized in legacy off-balance sheet securitizations will be consolidated by the Company upon adoption of these standards. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of ¥274,495 million and their related secured debt of ¥272,448 million will be included in the Company’s consolidated financial statements. The assets and liabilities associated with legacy off-balance sheet securitizations including retained interests in securitizations and servising assets will be removed from the Company’s consolidated balance sheet. The cumulative effect adjustment to retained earnings is not expected to be material.

(u) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2010.

(2) Finance Subsidiaries-Receivables and Securitizations

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers, retail financing and direct financing leases to consumers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2009 and 2010:

	Yen (millions)
	2009	2010
Direct financing leases	¥699,301	¥449,459
Retail	3,138,804	3,246,493
Wholesale	351,499	301,418
Term loans to dealers	26,140	30,308

Total finance receivables	4,215,744	4,027,678
Retained interests in securitizations	45,648	27,555

	4,261,392	4,055,233
Less:
Allowance for credit losses	38,070	37,320
Allowance for losses on lease residual values	20,393	9,253
Unearned interest income and fees	35,135	27,672

	4,167,794	3,980,988
Less:
Finance receivables included in trade receivables, net	424,612	361,882
Finance receivables included in other assets, net	170,870	157,613

Finance subsidiaries-receivables, net	3,572,312	3,461,493

Less current portion	1,172,030	1,100,158

Noncurrent finance subsidiaries-receivables, net	¥2,400,282	¥2,361,335

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2010 and thereafter:

Years ending March 31	Yen (millions)
2011	¥1,485,545

2012	1,005,324
2013	784,869
2014	488,110
2015	201,672
After five years	62,158

2,542,133

Total	¥4,027,678

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2010 as follows:

	Yen (millions)
	2008	2009	2010
Finance income	¥549,052	¥596,525	¥618,811
Finance cost	303,890	341,282	321,491

Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions totaling approximately ¥232,474 million, ¥428,642 million, ¥13,346 million to investors in fiscal years 2008, 2009 and 2010, respectively. Pre-tax net gains or losses on such sales resulted in a gain of ¥9 million and a loss of ¥8,371 million in fiscal years 2008 and 2009, respectively, which are included in gain or loss on sale of receivables. There is no gain or loss recognized on such sales in fiscal year 2010.

Retained interests in securitizations were comprised of the following at March 31, 2009 and 2010:

	Yen (millions)
	2009	2010
Subordinated certificates	¥23,842	¥19,556
Residual interests	21,806	7,999

Total	¥45,648	¥27,555

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2010 are as follows (see note 3):

	2008	2009	2010
Weighted average life (years)	1.66 to 1.73	1.22 to 1.53	—
Prepayment speed	1.25%	1.30%	—
Expected credit losses	0.21% to 0.30%	0.27% to 1.32%	—
Residual cash flows discount rate	5.82% to 12.00%	6.53% to 40.13%	—

At March 31, 2010, the significant assumptions used in estimating the retained interest in securitizations are as follows:

	Weighted average assumption
	2009	2010
Prepayment speed	1.30%	1.31%
Expected credit losses	0.60%	0.44%
Residual cash flows discount rate	22.38%	6.53%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents quantitative information about balances of outstanding securitized portfolios as of March 31, 2009 and 2010.

	Yen (millions)
	2009	2010
Securitized receivables
Retail	¥622,367	¥263,222
Direct financing leases	7,740	—

Total securitized receivables	¥630,107	¥263,222

(3) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard requires the reporting entity to consolidate a VIE when that enterprise has a variable interest that (1) absorbs a majority of the entity’s expected losses, (2) receives a majority of the entity’s expected residual returns, or (3) both.

For the purpose of accelerating the receipt of cash related to its finance receivables, the finance subsidiaries of the Company in North America periodically securitize and sell pools of these receivables, and newly establish the trust to issue asset-backed securities for each securitization. The trusts which were structured in North America in the year ended March 31, 2010 did not meet the conditions to be a qualifying special purpose entity. In addition, Honda deemed that the total equity investments of these trusts at risk were not sufficient to finance their activities without additional subordinated financial support provided by our finance subsidiaries. Accordingly, Honda recognized these trusts as VIEs. Furthermore, as the finance subsidiaries retain certain subordinated interests of these trusts and it is expected that Honda would absorb the majority of the expected losses of these trusts, Honda has consolidated these trusts.

The assets of consolidated VIEs totaled ¥358,271 million as of March 31, 2010. The majority of the assets were included in short-term and long-term finance subsidiaries-receivables on the consolidated balance sheet. The liabilities of consolidated VIEs totaled ¥348,941 million as of March 31, 2010, of which the majority were included in short-term and long-term debt on the consolidated balance sheet. The restricted cash as collateral for the payment of the related secured debt obligation was included in investments and advances – other, and amounted to ¥5,653 million as of March 31, 2010 in the consolidated balance sheet.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds significant variable interest but is not the primary beneficiary as of March 31, 2010.

(4) Inventories

Inventories at March 31, 2009 and 2010 are summarized as follows:

	Yen (millions)
	2009	2010
Finished goods	¥830,973	¥559,569
Work in process	45,196	35,558
Raw materials	367,792	340,502

	¥1,243,961	¥935,629

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Investments in and Advances to affiliates

The difference between the carrying amount of investment in affiliates and the amount of underlying equity is mainly investor level goodwill. The amounts are not material as of March 31, 2009 and 2010.

Investments in affiliates include equity securities which have quoted market values at March 31, 2009 and 2010 compared with related carrying amounts as follows:

	Yen (millions)
	2009	2010
Carrying amount	¥187,468	¥177,766
Market value	207,855	405,596

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2009 and 2010, and for each of the years in the three-year period ended March 31, 2010 is shown below (see notes 1(c) and 20):

	Yen (millions)
As of March 31, 2009	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥199,692	¥1,132,897	¥23,460	¥1,356,049
Other assets, principally property, plant and equipment	204,465	1,104,998	27,437	1,336,900

Total assets	404,157	2,237,895	50,897	2,692,949

Current liabilities	149,946	830,078	11,708	991,732
Other liabilities	10,924	231,672	4,952	247,548

Total liabilities	160,870	1,061,750	16,660	1,239,280

Equity	¥243,287	¥1,176,145	¥34,237	¥1,453,669

	Yen (millions)
As of March 31, 2010	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥235,197	¥1,229,286	¥16,554	¥1,481,037
Other assets, principally property, plant and equipment	232,885	1,033,739	31,049	1,297,673

Total assets	468,082	2,263,025	47,603	2,778,710

Current liabilities	187,567	973,603	7,501	1,168,671
Other liabilities	13,085	254,773	5,166	273,024

Total liabilities	200,652	1,228,376	12,667	1,441,695

Equity	¥267,430	¥1,034,649	¥34,936	¥1,337,015

	Yen (millions)
For the year ended March 31, 2008	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,128,118	¥4,118,283	¥29,147	¥5,275,548
Net income attributable to Honda’s affiliates	75,269	205,696	2,962	283,927

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2009	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,064,366	¥3,988,672	¥28,823	¥5,081,861
Net income attributable to Honda’s affiliates	73,945	126,994	2,611	203,550

	Yen (millions)
For the year ended March 31, 2010	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥992,264	¥3,512,551	¥24,933	¥4,529,748
Net income attributable to Honda’s affiliates	83,467	137,471	2,684	223,622

Significant investments in affiliates accounted for under the equity method at March 31, 2009 and 2010 are shown below:

Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
	Hero Honda Motors Ltd.	26.0%
Automobile	Guangqi Honda Automobile Co., Ltd. *	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

*	Guangqi Honda Automobile Co., Ltd. changed its name from Guangzhou Honda Automobile Co., Ltd. effective June, 2009.

There are no equity method affiliates that are in the financial services business.

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2009 and 2010 included in retained earnings was ¥427,578 million and ¥366,592 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2009 and 2010, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2010. Honda mainly purchases materials, supplies and services from affiliates, and sells finished goods, parts used in its products, equipment and services to affiliates. The amount of Honda’s sales to affiliates during the fiscal years ended March 31, 2008 and 2009 have been corrected from the amounts previously disclosed.

	Yen (millions)
	2009	2010
Trade receivables from	¥104,333	¥152,215
Trade payables to	96,335	133,250

	Yen (millions)
	2008	2009	2010
Purchases from	¥1,066,342	¥948,442	¥771,349
Sales to	500,748	515,590	510,630

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Investments and Advances-Other

Investments and advances at March 31, 2009 and 2010 consist of the following:

	Yen (millions)
	2009	2010
Current
Corporate debt securities	¥235	¥31
Government bonds	1,000	—
U.S. government and agency debt securities	—	1,861
Money Market Fund (non-marketable)	3,913	—
Advances	473	1,350
Other	—	472

	¥5,621	¥3,714

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	2009	2010
Noncurrent
Auction rate securities (non-marketable)	¥9,906	¥10,041
Marketable equity securities	54,807	94,560
Government bonds	1,999	1,999
U.S. government and agency debt securities	—	14,875
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	13,824	9,888
Guaranty deposits	28,755	25,452
Advances	1,717	1,517
Other	20,226	24,515

	¥133,234	¥184,847

Certain information with respect to marketable securities at March 31, 2009 and 2010 is summarized below:

	Yen (millions)
	2009	2010
Available-for-sale
Cost	¥34,331	¥39,823
Fair value	54,807	94,560
Gross unrealized gains	23,531	55,242
Gross unrealized losses	3,055	505

Held-to-maturity
Amortized cost	¥3,234	¥18,766
Fair value	3,320	18,862
Gross unrealized gains	86	98
Gross unrealized losses	—	2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2010 are as follows:

Yen (millions)
Due within one year	¥1,892
Due after one year through five years	16,874
Due after five years through ten years	—

Total	¥18,766

Realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for each of the years in the three-year period ended March 31, 2010, were ¥232 million net losses, ¥4,308 million net losses and ¥3 million net losses, respectively.

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2010 are as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥1,169	¥(49)
12 months or longer	897	(456)

	¥2,066	¥(505)

Held-to-maturity
Less than 12 months	¥1,859	¥(2)
12 months or longer	—	—

	¥1,859	¥(2)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(7) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2010 are as follows:

Years ending March 31	Yen (millions)
2011	¥239,341
2012	142,930
2013	46,464
2014	2,367
2015	216

Total future minimum lease rentals	¥431,318

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(8) Short-term and Long-term Debt

Short-term debt at March 31, 2009 and 2010 is as follows:

	Yen (millions)
	2009	2010
Short-term bank loans	¥637,415	¥260,648
Asset backed notes	—	37,719
Medium-term notes	234,154	129,903
Commercial paper	835,250	638,074

	¥1,706,819	¥1,066,344

The weighted average interest rates on short-term debt outstanding at March 31, 2009 and 2010 were 1.87% and 0.81%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2009 and 2010 is as follows:

	Yen (millions)
	2009	2010
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥361	¥298
0.76% Japanese yen unsecured bond due 2012	—	70,000

	361	70,298
Subsidiaries:
Loans, maturing through 2029:
Secured, principally from banks	16,369	17,336
Unsecured, principally from banks	551,214	881,872
Asset backed notes, maturing through 2013	—	311,222
0.99% Japanese yen unsecured bond due 2009	30,000	—
1.14% Japanese yen unsecured bond due 2009	30,000	—
0.31% Japanese yen unsecured bond due 2010	50	—
0.66% Japanese yen unsecured bond due 2010	30,000	30,000
0.94% Japanese yen unsecured bond due 2010	30,000	30,000
1.30% Japanese yen unsecured bond due 2011	40,000	40,000
1.51% Japanese yen unsecured bond due 2011	30,000	30,000
1.48% Japanese yen unsecured bond due 2012	30,000	30,000
0.49% Japanese yen unsecured bond due 2012	—	20,000
1.31% Japanese yen unsecured bond due 2013	40,000	40,000
1.05% Japanese yen unsecured bond due 2014	—	30,000
3.82% Thai baht unsecured bond due 2009	2,760	—
5.46% Thai baht unsecured bond due 2009	4,140	—
4.40% Thai baht unsecured bond due 2009	4,692	—
4.20% Thai baht unsecured bond due 2010	8,281	8,610
4.72% Thai baht unsecured bond due 2011	3,588	3,731
Medium-term notes, maturing through 2023	2,062,707	1,498,379
Less unamortized discount, net	4,002	6,117

	2,909,799	2,965,033

Total long-term debt	2,910,160	3,035,331
Less current portion	977,523	722,296

	¥1,932,637	¥2,313,035

Pledged assets at March 31, 2009 and 2010 is as follows:

	Yen (millions)
	2009	2010
Trade accounts and notes receivable	¥—	¥8,655
Inventories	—	3,777
Property, plant and equipment	24,750	20,492
Finance subsidiaries-receivables	—	352,618

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The loans maturing through 2031 and through 2029 include the loans secured by trade accounts and notes receivable, inventories, and property, plant and equipment presented above and subject to collateralization upon request, and their interest rates range from 0.78% to 14.71% per annum at March 31, 2010 and weighted average interest rate on total outstanding long-term debt at March 31, 2009 and 2010 is 3.32% and 3.73%, respectively. Asset backed notes are secured by finance subsidiaries-receivables, and their weighted average interest rate 2.15% at March 31, 2010. Medium-term notes are unsecured, and their interest rates range from 1.00% to 5.57% at March 31, 2009 and from 0.61% to 5.42% at March 31, 2010.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2010 and thereafter:

Years ending March 31	Yen (millions)
2011	¥722,296

2012	923,224
2013	573,361
2014	469,375
2015	261,445
After five years	85,630

2,313,035

Total	¥3,035,331

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets and other current assets and/or liabilities in the consolidated balance sheets, as appropriate (see notes 15 and 16).

At March 31, 2010, Honda had unused line of credit facilities amounting to ¥2,656,404 million, of which ¥645,221 million related to commercial paper programs and ¥2,011,183 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2010, Honda also had committed lines of credit amounting to ¥859,997 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Other Liabilities

Other liabilities at March 31, 2009 and 2010 consist of the following:

	Yen (millions)
	2009	2010
Accrued liabilities for product warranty, excluding current portion	¥132,884	¥118,498
Pension and other postretirement benefits	608,875	581,418
Deferred income taxes	392,368	403,889
Other	384,441	336,715

	¥1,518,568	¥1,440,520

(10) Income Taxes

Total income tax expense (benefit) for each of the years in the three-year period ended March 31, 2010 are allocated as follows:

	Yen (millions)
	2008	2009	2010
Income from continuing operations	¥387,436	¥109,835	¥146,869
Other comprehensive income (loss) (note 14)	(89,519)	(58,302)	27,708

	¥297,917	¥51,533	¥174,577

Income (loss) before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2010 consisted of the following:

	Yen (millions)
		Income taxes
	Income (loss) before income taxes	Current	Deferred	Total
2008:
Japanese	¥228,868	¥181,010	¥(4,064)	¥176,946
Foreign	666,973	175,085	35,405	210,490

	¥895,841	¥356,095	¥31,341	¥387,436

2009:
Japanese	¥(132,652)	¥30,485	¥7,654	¥38,139
Foreign	294,386	37,577	34,119	71,696

	¥161,734	¥68,062	¥41,773	¥109,835

2010:
Japanese	¥(24,723)	¥36,633	¥(7,018)	¥29,615
Foreign	360,921	53,630	63,624	117,254

	¥336,198	¥90,263	¥56,606	¥146,869

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The statutory income tax rate in Japan was approximately 40% for each of the years in the three-year period ended March 31, 2010. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

The effective income tax rate for Honda for each of the years in the three-year period ended March 31, 2010 differs from the Japanese statutory income tax rate for the following reasons:

	2008	2009	2010
Statutory income tax rate	40.0%	40.0%	40.0%
Recognition of valuation allowance *1	0.5	17.3	6.2
Difference in statutory tax rates of foreign subsidiaries *2	(4.9)	(25.8)	(6.3)
Reversal of valuation allowance	(0.9)	(0.4)	(0.9)
Research and development credit	(3.2)	(1.7)	(0.3)
Dividend and royalty income from subsidiaries and affiliates, net of foreign tax credit *3	1.2	21.7	4.1
Undistributed earnings of subsidiaries and affiliates	1.6	11.6	3.7
Other adjustments relating to prior years	—	(5.9)	(1.6)
Adjustments for unrecognized tax benefits	9.0	11.5	0.6
Other	(0.1)	(0.4)	(1.8)

Effective tax rate	43.2%	67.9%	43.7%

*1

Due to the decrease in the amount of foreign tax credit carryforwards expected to be utilized in the future years, the Company had recorded a valuation allowance for the related deferred tax asset as of March 31, 2009.

*2

Income before income taxes of foreign subsidiaries whose statutory income tax rate is lower than the statutory income tax rate of 40% in Japan accounted for a larger portion of Honda’s consolidated income before income taxes for the year ended March 31, 2009, which contributed to the lower effective tax rate.

*3

The Company did not utilize indirect foreign tax credit against dividend income from foreign subsidiaries and affiliates because of the decrease in taxable income for the year ended March 31, 2009, which resulted in the higher effective tax rate.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2009 and 2010 are presented below:

	Yen (millions)
	2009	2010
Deferred tax assets:
Inventories	¥40,901	¥28,641
Allowance for dealers and customers	118,049	102,128
Accrued bonus	27,878	30,938
Property, plant and equipment	63,732	67,879
Foreign tax credit carryforwards	30,743	1,367
Operating loss carryforwards	78,557	112,675
Pension and other postretirement benefits	266,529	239,087
Other	142,117	136,275

Total gross deferred tax assets	768,506	718,990
Less valuation allowance	48,538	53,410

Net deferred tax assets	719,968	665,580

Deferred tax liabilities:
Inventories	(11,793)	(8,713)
Prepaid pension expenses	(29,328)	(26,971)
Property, plant and equipment, excluding lease transactions	(51,133)	(50,134)
Direct financing lease transactions	(80,193)	(27,768)
Operating lease transactions	(351,152)	(405,062)
Undistributed earnings of subsidiaries and affiliates	(117,806)	(108,933)
Net unrealized gains on marketable securities	(7,031)	(20,057)
Other	(27,945)	(38,944)

Total gross deferred tax liabilities	(676,381)	(686,582)

Net deferred tax asset (liability)	¥43,587	¥(21,002)

Deferred income tax assets and liabilities at March 31, 2009 and 2010 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2009	2010
Current assets-Deferred income taxes	¥198,158	¥176,604
Other assets	239,423	208,376
Other current liabilities	(1,626)	(2,093)
Other liabilities	(392,368)	(403,889)

Net deferred tax asset (liability)	¥43,587	¥(21,002)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2009 and 2010. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further decreases in consumer spending brought about by continued economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors. The net change in the total valuation allowance for the year ended March 31, 2008 was a decrease of ¥1,013 million, for the year ended March 31, 2009 was an increase of ¥14,104 million, and for the year ended March 31, 2010 was an increase of ¥4,872 million. The valuation allowance primarily relates to deferred tax assets associated with net operating loss and tax credit carryforwards.

At March 31, 2010, Honda has operating loss and tax credit carryforwards for income tax purposes of ¥309,405 million and ¥2,007 million, respectively, which are available to offset future taxable income and income taxes, if any. Periods available to offset future taxable income and income taxes vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Operating loss carryforwards:
Within 1 year	¥1,455
1 to 5 years	10,434
5 to 15 years	225,078
Indefinite periods	72,438

¥309,405

Yen (millions)
Tax credit carryforwards:
Within 1 year	¥115
1 to 5 years	1,369
5 to 15 years	340
Indefinite periods	183

¥2,007

At March 31, 2009 and 2010, Honda did not recognize deferred tax liabilities of ¥94,296 million and ¥104,239 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries and foreign corporate joint ventures because such portions were considered indefinitely reinvested. At March 31, 2009 and 2010, the undistributed earnings not subject to deferred tax liabilities were ¥3,391,895 million and ¥3,497,656 million respectively.

Honda’s unrecognized tax benefits totaled ¥99,527 million, ¥125,771 million and ¥109,473 million at March 31, 2008, 2009 and 2010, respectively. Of these amounts, the amounts that would impact Honda’s effective income tax rate, if recognized, are ¥85,403 million, ¥103,982 million and ¥105,318 million in fiscal years 2008, 2009 and 2010, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Recognized interest and penalties included in income tax expense for each of the years in the three-year period ended March 31, 2010 were ¥3,011 million expense, ¥3,604 million expense and ¥335 million benefit, respectively. Honda had recorded approximately ¥9,496 million and ¥9,007 million for accrued interest and accrued penalties at March 31, 2009 and 2010, respectively. Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31 are as follows:

	Yen (millions)
	2008	2009	2010
Balance at beginning of year	¥36,330	¥99,527	¥125,771
Additions for tax positions related to the current year	9,213	6,515	4,207
Additions for tax positions of prior years	74,674	22,137	2,422
Reductions for tax positions of prior years	(14,769)	(1,948)	(20,225)
Settlements	(51)	(7)	(716)
Reductions for statute of limitations	(555)	—	—
Effect of exchange rate changes	(5,315)	(453)	(1,986)

Balance at end of year	¥99,527	¥125,771	¥109,473

Tax liabilities associated with uncertain tax positions are primarily classified as other noncurrent liabilities, as Honda does not expect to pay cash or settle on these positions within the next twelve months.

Honda has open tax years from primarily 2001 to 2010 with various significant taxing jurisdictions including the United States (fiscal years 2001-2010), Japan (fiscal years 2004-2010), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil, and Australia.

Honda is subject to income tax examinations in many tax jurisdictions. Tax examinations can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although Honda believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in the future periods.

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

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2010 represent dividends paid out during those years and the related appropriations

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

to the legal reserves. Dividends per share for each of the years in the three-year period ended March 31, 2010 were ¥84, ¥77 and ¥34, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥12 per share aggregating ¥21,775 million proposed and resolved in the general shareholders’ meeting held in June 2010.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2009	2010	2009	2010
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,233,359)	¥(1,129,636)	¥(378,354)	¥(296,305)
Service cost	(41,175)	(37,215)	(27,198)	(15,210)
Interest cost	(24,201)	(22,593)	(26,558)	(23,135)
Plan participants’ contributions	—	—	(112)	(129)
Actuarial gain (loss)	(4,132)	(12,484)	81,398	(99,498)
Benefits paid	38,019	43,977	6,323	9,352
Amendment	135,212	—	7,146	(1,325)
Other	—	—	(3,625)	(7,162)
Foreign currency translation	—	—	44,675	2,729

Benefit obligations at end of year	(1,129,636)	(1,157,951)	(296,305)	(430,683)

Change in plan assets:
Fair value of plan assets at beginning of year	716,965	578,832	439,102	285,214
Actual return on plan assets	(129,916)	89,610	(134,300)	94,507
Employer contributions	29,802	70,273	17,975	11,405
Plan participants’ contributions	—	—	112	129
Benefits paid	(38,019)	(43,977)	(6,323)	(9,352)
Foreign currency translation	—	—	(31,352)	(2,255)

Fair value of plan assets at end of year	578,832	694,738	285,214	379,648

Funded status	(550,804)	(463,213)	(11,091)	(51,035)

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥603	¥1,259	¥1,382	¥9,479
Current liabilities	(334)	(360)	(1)	(21)
Noncurrent liabilities	(551,073)	(464,112)	(12,472)	(60,493)

Total	(550,804)	(463,213)	(11,091)	(51,035)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Actuarial loss (gain)	¥542,159	¥458,609	¥101,654	¥132,730
Net transition obligation	—	—	202	171
Prior service cost (benefit)	(186,887)	(170,583)	(496)	537

Total	355,272	288,026	101,360	133,438

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,126,360)	¥(1,147,349)	¥(8,822)	¥(368,470)
Accumulated benefit obligations	(1,037,632)	(1,070,640)	(8,302)	(317,593)
Fair value of plan assets	574,953	683,298	7,006	307,988

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligations for all Japanese defined benefit plans at March 31, 2009 and 2010 were ¥1,040,276 million and ¥1,079,634 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2009 and 2010 were ¥259,123 million and ¥369,595 million, respectively.

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Pension expense and other amounts recognized in other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2010 include the following:

	Yen (millions)
	2008	2009	2010
Japanese plans:
Pension Cost
Service cost-benefits earned during the year	¥41,133	¥41,175	¥37,215
Interest cost on projected benefit obligations	24,128	24,201	22,593
Expected return on plan assets	(28,625)	(30,213)	(22,080)
Amortization of actuarial loss (gain)	14,348	21,316	27,288
Amortization of net transition obligation	1,741	—	—
Amortization of prior service cost (benefit)	(7,289)	(9,543)	(16,304)

	¥45,436	¥46,936	¥48,712

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	88,991	157,347	(56,262)
Amortization of actuarial loss (gain)	(14,348)	(21,316)	(27,288)
Amortization of net transition obligation	(1,741)	—	—
Prior service cost (benefit)	—	(135,212)	—
Amortization of prior service cost (benefit)	7,289	9,543	16,304

	¥80,191	¥10,362	¥(67,246)

Total recognized in Pension cost and Other comprehensive income (loss)	¥125,627	¥57,298	¥(18,534)

Foreign plans:
Pension Cost
Service cost-benefits earned during the year	¥30,259	¥27,198	¥15,210
Interest cost on projected benefit obligations	24,661	26,558	23,135
Expected return on plan assets	(33,700)	(38,297)	(27,675)
Amortization of actuarial loss (gain)	2,046	433	1,403
Amortization of net transition Obligation	45	32	31
Amortization of prior service cost (benefit)	759	808	(44)
Other	—	4,582	7,162

	¥24,070	¥21,314	¥19,222

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	(35,822)	83,040	32,479
Amortization of actuarial loss (gain)	(2,046)	(433)	(1,403)
Amortization of net transition obligation	(45)	(32)	(31)
Prior service cost (benefit)	84	(6,932)	989
Amortization of prior service cost (benefit)	(759)	(808)	44
Other	—	(808)	—

	¥(38,588)	¥74,027	¥32,078

Total recognized in Pension cost and Other comprehensive income (loss)	¥(14,518)	¥95,341	¥51,300

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated actuarial loss and prior service benefit for all Japanese defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥21,783 million and ¥15,804 million, respectively. And the estimated actuarial loss, net transition obligation and prior service cost for all foreign defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥5,853 million, ¥34 million and ¥5 million, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligation at March 31, 2009 and 2010 were as follows:

	2009	2010
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%

Foreign plans:
Discount rate	6.9 ~ 8.0%	5.6 ~ 6.5%
Rate of salary increase	1.5 ~ 6.4%	1.5 ~ 5.3%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2010 were as follows:

	2008	2009	2010
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.3%	2.3%
Expected long-term rate of return	4.0%	4.0%	3.0%

Foreign plans:
Discount rate	5.2 ~ 6.0%	5.5 ~ 6.8%	6.9 ~ 8.0%
Rate of salary increase	2.9 ~ 6.4%	2.9 ~ 6.4%	1.5 ~ 6.4%
Expected long-term rate of return	6.5 ~ 8.3%	6.5 ~ 8.0%	6.5 ~ 8.0%

Honda determines the expected long-term rate of return based on its investment policies. Honda considers the eligible investment assets under its investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories.

Measurement date

Honda uses the balance sheet date as the measurement date for its plans. Beginning in the year ended March 31, 2009, certain foreign subsidiaries of the Company changed their measurement date from December 31 to March 31 under Statement of Accounting Standards (SFAS) No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which is now codified in the FASB Accounting Standards Codification (ASC) 715-30-35 “Compensation — Retirement Benefits - Defined Benefit Plans — Pension - Subsequent Measurement”. The effect of the change, which was immaterial, was included in pension cost and other comprehensive income (loss) in the consolidated financial statements for the year ended March 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Plan amendment

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

Plan assets

Honda investment policies for the Japanese and foreign pension benefit are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified Japanese and foreign individual equity and debt securities using the target asset allocations, consistent with accepted tolerance for risks. Honda sets target asset allocations for each asset categories with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the expected long-term returns of plan assets or the investment environment.

Honda’s Japanese and foreign pension plan weighted-average asset allocations at March 31, 2009, by asset category are as follows:

	Japanese Plans	Foreign Plans
Equity securities	29%	62%
Debt securities	52%	29%
Other	19%	9%

	100%	100%

The following table presents the fair value of the Japanese pension plan assets by asset category as of March 31, 2010.

	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥12,222	¥—	¥—	¥12,222
Short-term investments	—	763	—	763
Equity securities	221,048	—	139	221,187
Corporate bonds	3,086	3,205	229	6,520
Government, agency and local bonds	170,302	82,542	274	253,118
Group annuity insurance:
General accounts	—	9,257	—	9,257
Separate accounts	—	13,069	—	13,069
Pooled funds:
Hedge funds	—	—	28,444	28,444
Commingled and other mutual funds	316	160,669	—	160,985
Derivative instruments	(49)	(10,778)	—	(10,827)

Total	¥406,925	¥258,727	¥29,086	¥694,738

*	Information about three hierarchy levels is described in note 15.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents a reconciliation during the year ended March 31, 2010 for Level 3 Japanese pension plan assets.

	Yen (millions)
	Equity securities	Corporate bonds		Pooled funds	Total
			Government, agency and local bonds	Hedge funds
Balance at beginning of year	¥114	¥332	¥1,304	¥72,660	¥74,410
Actual return on plan assets:
Relating to assets still held at the reporting date	15	69	7	1,805	1,896
Relating to assets sold during the period	16	25	359	285	685
Purchases, sales and settlements	(6)	(402)	(1,396)	(46,306)	(48,110)
Transfers in and/or out of Level 3	—	205	—	—	205

Balance at end of year	¥139	¥229	¥274	¥28,444	¥29,086

The major valuation methodologies for Japanese pension plan assets are as follows:

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. This class includes approximately 13% of Japanese equity securities, 43% of United States equity securities and 44% of other foreign equity securities.

Fair value measurement for corporate, government, agency and local bonds of which fair value is estimated using quoted market prices is classified as Level 1. Fair value measurement for the assets of which fair value is estimated based on market observable inputs such as market interest rates and conditions of issuances is classified as Level 2. This class includes approximately 26% of Japanese bonds, 23% of United States bonds and 51% of other foreign bonds.

General accounts of group annuity insurance are assets invested by life insurance companies to meet fixed guaranteed rates of return for policyholders, and that life insurance companies bear the investment risk on such assets. Fair value of general accounts is estimated based on inputs such as contractual interest rates. Fair value measurement for general accounts is classified as Level 2. Separate accounts of group annuity insurance mainly consist of marketable equity securities and corporate, government, agency and local bonds traded in active markets. Honda estimates the fair value of the separate accounts based on their net asset values and Honda’s ownership percentage. Fair value measurement for separate accounts is classified as Level 2.

Hedge funds invest in various assets at the discretion of fund managers and their fair value is estimated based on prices reported by the fund managers which include unobservable inputs in valuation. Fair value measurement for hedge funds is classified as Level 3. Hedge funds are diversely invested in various funds in order to avoid excessive concentration on investment portfolio. Commingled and other mutual funds are pooled funds which have the underlying assets mainly consist of marketable equity securities and corporate, government, agency and local bonds traded in active markets. Honda estimates the fair value of commingled and other mutual funds based on their net asset values and Honda’s ownership percentage. Fair value measurement for commingled and other mutual funds is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivative instruments mainly consist of foreign exchange instruments and fair value of derivative instruments is estimated based on market observable inputs such as foreign exchange rates. Fair value measurement for derivative instruments is mainly classified as Level 2. On a gross basis, asset position is ¥1,525 million and liability position is ¥12,352 million.

The following table presents the fair value of the foreign pension plan assets by asset category as of March 31, 2010.

	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥2,083	¥—	¥—	¥2,083
Short-term investments	—	15,962	—	15,962
Equity securities	161,462	1	208	161,671
Corporate bonds	6	37,254	278	37,538
Government, agency and local bonds	2,651	35,470	3,966	42,087
Pooled funds:
Real estate funds	—	—	5,366	5,366
Private equity funds	—	—	5,228	5,228
Commingled and other mutual funds	—	104,360	27	104,387
Derivative instruments	(3)	(31)	(1)	(35)
Asset backed securities	—	4,955	406	5,361

Total	¥166,199	¥197,971	¥15,478	¥379,648

*	Information about three hierarchy levels is described in note 15.

The following table presents a reconciliation during the year ended March 31, 2010 for Level 3 foreign pension plan assets.

	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds			Derivative instruments	Asset backed securities	Total
				Real estate funds	Private equity funds	Commingled and other mutual funds
Balance at beginning of year	¥8	¥586	¥2,979	¥3,514	¥—	¥—	¥1	¥—	¥7,088
Actual return on plan assets:
Relating to assets still held at the reporting date	8	32	152	(233)	233	10	—	5	207
Relating to assets sold during the period	(1)	52	93	—	—	—	3	—	147
Purchases, sales and settlements	193	(136)	982	94	5,114	14	(5)	399	6,655
Transfers in and/or out of Level 3	—	(225)	(86)	1,996	—	2	—	—	1,687
Foreign currency translation	—	(31)	(154)	(5)	(119)	1	—	2	(306)

Balance at end of year	¥208	¥278	¥3,966	¥5,366	¥5,228	¥27	¥(1)	¥406	¥15,478

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The major valuation methodologies for foreign pension plan assets are as follows:

Fair value of short-term investments is estimated based on market observable inputs. Fair value measurement for short-term investments is classified as Level 2.

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. This class includes approximately 8% of Japanese equity securities, 48% of United States equity securities and 44% of other foreign equity securities.

Fair value measurement for corporate, government, agency and local bonds of which fair value is estimated using quoted market prices is classified as Level 1. Fair value measurement for the assets of which fair value is estimated based on market observable inputs such as market interest rates and conditions of issuances is classified as Level 2. Fair value measurement for the assets of which fair value is estimated based on unobservable inputs provided by third parties is classified as Level 3.

Real estate funds invest in real estate in the United Kingdom and the United States and their fair value is estimated based on the prices reported by the investment managers which include unobservable inputs in valuation. Fair value measurement for real estate funds is classified as Level 3. Fair value of private equity funds is estimated based on unobservable inputs such as proprietary models and uncorroborated data from the limited partnerships. Fair value measurement for private equity funds is classified as Level 3. Commingled and other mutual funds are pooled funds which have the underlying assets mainly consist of marketable equity securities and corporate, government, agency and local bonds traded in active markets. Honda estimates the fair value of commingled and other mutual funds based on their net asset values and Honda’s ownership percentage. Fair value measurement for commingled and other mutual funds is mainly classified as Level 2.

Fair value of asset-backed securities is mainly estimated based on market observable inputs provided by independent vendors. Fair value measurement for asset-backed securities is mainly classified as Level 2.

Cash flows

Contributions

Honda expects to contribute ¥70,567 million to its Japanese pension plans and ¥10,977 million to its foreign pension plans in the year ending March 31, 2011.

Estimated future benefit payment

The following table presents estimated future gross benefit payments:

Years ending March 31:	Yen (millions)
	Japanese plans	Foreign plans
2011	40,707	9,450
2012	41,449	9,285
2013	41,398	10,243
2014	43,114	11,575
2015	43,852	13,207
2016 – 2020	256,796	105,100

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain of the Company’s subsidiaries in North America provide health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(13) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2008	2009	2010
Cash paid (provided), net during the year for:
Interest	¥227,024	¥211,298	¥154,814
Income taxes	301,286	160,631	(229)

(14) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2010 are as follows:

	Yen (millions)
	2008	2009	2010
Adjustments from foreign currency translation:
Balance at beginning of year	¥(279,002)	¥(591,269)	¥(1,068,585)
Adjustments for the year	(312,267)	(477,316)	91,097

Balance at end of year	(591,269)	(1,068,585)	(977,488)

Net unrealized gains on marketable securities:
Balance at beginning of year	58,139	31,680	6,617
Reclassification adjustments for realized (gain) loss on marketable securities	(73)	17,372	353
Increase (decrease) in net unrealized gains on marketable securities	(26,386)	(42,435)	22,754

Balance at end of year	31,680	6,617	29,724

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	20	460	—
Reclassification adjustments for realized (gain) loss on derivative instruments	18	(412)	194
Increase (decrease) in net unrealized gains on derivative instruments	422	(48)	(518)

Balance at end of year	460	—	(324)

Pension and other postretirement benefits adjustment*
Balance at beginning of year	(206,323)	(223,069)	(260,860)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	8,697	8,958	7,581
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(25,443)	(46,749)	(6,795)

Balance at end of year	(223,069)	(260,860)	(260,074)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(427,166)	(782,198)	(1,322,828)
Adjustments for the year	(355,032)	(540,630)	114,666

Balance at end of year	¥(782,198)	¥(1,322,828)	¥(1,208,162)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 10)	Net-of-tax amount
2008:
Adjustments from foreign currency translation	¥(370,075)	¥57,808	¥(312,267)
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	(43,138)	16,752	(26,386)
Reclassification adjustments for losses (gains) realized in net income	(122)	49	(73)

Net unrealized gains (losses)	(43,260)	16,801	(26,459)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	704	(282)	422
Reclassification adjustments for losses (gains) realized in net income	30	(12)	18

Net unrealized gains (losses)	734	(294)	440

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(45,466)	20,023	(25,443)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	13,516	(4,819)	8,697

Net unrealized gains (losses)	(31,950)	15,204	(16,746)

Other comprehensive income (loss)	¥(444,551)	¥89,519	¥(355,032)

2009:
Adjustments from foreign currency translation	¥(491,509)	¥14,193	¥(477,316)
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	(70,280)	27,845	(42,435)
Reclassification adjustments for losses (gains) realized in net income	28,311	(10,939)	17,372

Net unrealized gains (losses)	(41,969)	16,906	(25,063)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(80)	32	(48)
Reclassification adjustments for losses (gains) realized in net income	(688)	276	(412)

Net unrealized gains (losses)	(768)	308	(460)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(79,119)	32,370	(46,749)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	14,433	(5,475)	8,958

Net unrealized gains (losses)	(64,686)	26,895	(37,791)

Other comprehensive income (loss)	¥(598,932)	¥58,302	¥(540,630)

2010:
Adjustments from foreign currency translation	¥87,644	¥3,453	¥91,097
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses) arising during the year	35,581	(12,827)	22,754
Reclassification adjustments for losses (gains) realized in net income	588	(235)	353

Net unrealized gains (losses)	36,169	(13,062)	23,107

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(865)	347	(518)
Reclassification adjustments for losses (gains) realized in net income	324	(130)	194

Net unrealized gains (losses)	(541)	217	(324)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	6,773	(13,568)	(6,795)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	12,329	(4,748)	7,581

Net unrealized gains (losses)	19,102	(18,316)	786

Other comprehensive income (loss)	¥142,374	¥(27,708)	¥114,666

*	The primary components of other comprehensive income (loss) for Pension and other postretirement benefits adjustment are actuarial gains or losses and prior service benefits or costs (see note 12).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Fair Value Measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which is now codified in the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

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

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 31, 2009 and 2010.

	Yen (millions)
As of March 31, 2009	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥45,648	¥45,648	¥—	¥45,648
Derivative instruments
Foreign exchange instruments (notes 1(q) and 16)	—	71,735	—	71,735	—	—
Interest rate instruments (notes 1(q) and 16)	—	51,818	2,437	54,255	—	—

Total derivative instruments	—	123,553	2,437	125,990	(68,251)	57,739

Available-for-sale securities
Marketable equity securities	54,807	—	—	54,807	—	54,807
Money market funds	—	3,913	—	3,913	—	3,913
Auction rate securities	—	—	9,906	9,906	—	9,906

Total available-for-sale securities	54,807	3,913	9,906	68,626	—	68,626

Total	¥54,807	¥127,466	¥57,991	¥240,264	¥(68,251)	¥172,013

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 16)	¥—	¥(25,880)	¥—	¥(25,880)	¥—	¥—
Interest rate instruments (notes 1(q) and 16)	—	(114,406)	(143)	(114,549)	—	—

Total derivative instruments	—	(140,286)	(143)	(140,429)	68,251	(72,178)

Total	¥—	¥(140,286)	¥(143)	¥(140,429)	¥68,251	¥(72,178)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31,2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥27,555	¥27,555	¥—	¥27,555
Derivative instruments
Foreign exchange instruments (notes 1(q) and 16)	—	70,905	—	70,905	—	—
Interest rate instruments (notes 1(q) and 16)	—	35,352	1,025	36,377	—	—

Total derivative instruments	—	106,257	1,025	107,282	(44,417)	62,865

Available-for-sale securities
Marketable equity securities	94,560	—	—	94,560	—	94,560
Auction rate securities	—	—	10,041	10,041	—	10,041

Total available-for-sale securities	94,560	—	10,041	104,601	—	104,601

Total	¥94,560	¥106,257	¥38,621	¥239,438	¥(44,417)	¥195,021

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 16)	¥—	¥(23,432)	¥—	¥(23,432)	¥—	¥—
Interest rate instruments (notes 1(q) and 16)	—	(61,087)	—	(61,087)	—	—

Total derivative instruments	—	(84,519)	—	(84,519)	44,417	(40,102)

Total	¥—	¥(84,519)	¥—	¥(84,519)	¥44,417	¥(40,102)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The following table presents a reconciliation during the year ended March 31, 2009 and 2010 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
For the year ended March 31, 2009	Retained interests in securitizations	Interest rate instruments (notes 1(q) and 16)	Auction rate securities	Total
Balance at beginning of year	¥54,636	¥1,660	¥13,661	¥69,957
Total realized/unrealized gains or losses
Included in earnings	(5,185)	1,614	—	(3,571)
Included in other comprehensive income (loss)	—	—	(2,259)	(2,259)
Purchases, issuances, and settlements, net	(938)	(946)	(1,228)	(3,112)
Foreign currency translation	(2,865)	(34)	(268)	(3,167)

Balance at end of year	¥45,648	¥2,294	¥9,906	¥57,848

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥(4,231)	¥1,598	¥—	¥(2,633)
Included in other comprehensive income (loss)	—	—	(2,259)	(2,259)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2010	Retained interests in securitizations	Interest rate instruments (notes 1(q) and 16)	Auction rate securities	Total
Balance at beginning of year	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	8,990	1,164	—	10,154
Included in other comprehensive income (loss)	—	—	1,746	1,746
Purchases, issuances, and settlements, net	(25,706)	(2,341)	(1,155)	(29,202)
Foreign currency translation	(1,377)	(92)	(456)	(1,925)

Balance at end of year	¥27,555	¥1,025	¥10,041	¥38,621

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥4,834	¥625	¥—	¥5,459
Included in other comprehensive income (loss)	—	—	1,746	1,746

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

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

Foreign exchange and interest rate instruments (see notes 1(q) and 16)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair values of a limited number of interest rate swap agreements related to certain off –balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Money market funds

The fair value of money market funds classified as short-term investments were estimated based on market observable inputs such as the average of the net asset value price. Fair value measurement for its money market funds was classified as Level 2.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. Since the ARS market had been illiquid as of March 31, 2009 and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted cash flows of the expected interest payments to maturity dates of the ARS and the insurance by qualified guarantee agencies, reinsurance and guarantees by the United States Government. The ARS market still had been illiquid as of March 31, 2010, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2009 and 2010.

Honda also adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which is now codified in the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2010.

Honda has not elected the fair value option for the fiscal year ended March 31, 2009 and 2010.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated fair values of significant financial instruments at March 31, 2009 and 2010 are as follows (see notes 1(q) and 16):

	Yen (millions)
	2009		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥3,526,073	¥3,471,727	¥3,569,760	¥3,638,964
Available-for-sale securities	68,626	68,626	104,601	104,601
Held-to-maturity securities	3,234	3,320	18,766	18,862
Debt	(4,616,979)	(4,492,595)	(4,101,675)	(4,191,389)
Derivative instruments
Asset position	¥57,739	¥57,739	¥62,865	¥62,865
Liability position	(72,178)	(72,178)	(40,102)	(40,102)

Net	¥(14,439)	¥(14,439)	¥22,763	¥22,763

*

The carrying amounts of finance subsidiaries-receivables at March 31, 2009 and 2010 in the table exclude ¥641,721 million and ¥411,228 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2009 and 2010 in the table also include ¥595,482 million and ¥519,495 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see notes 1(q) and 15) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

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

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2009 and 2010 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	2009	2010
Foreign currency forward exchange contracts	¥—	¥26,542

Foreign exchange instruments	¥—	¥26,542

Derivatives not designated as hedging instruments:

	Yen (millions)
	2009	2010
Foreign currency forward exchange contracts	¥531,615	¥552,585
Foreign currency option contracts	76,099	92,965
Currency swap agreements	667,011	718,964

Foreign exchange instruments	¥1,274,725	¥1,364,514

Interest rate swap agreements	¥4,327,124	¥3,806,091

Interest rate instruments	¥4,327,124	¥3,806,091

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) was ¥324 million loss at March 31, 2010. All amounts recorded in accumulated other comprehensive income (loss) as year-end are expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months.

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

Derivatives designated as hedging instruments:

The Company does not hold derivatives designed as hedging instruments at March 31, 2009.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated fair values of derivative instruments at March 31, 2010 are as follows.

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33	¥(646)	¥33	¥—	¥(646)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other Assets	Other current liabilities
Foreign exchange instruments	¥70,872	¥(22,786)	¥29,105	¥29,608	¥(10,627)
Interest rate instruments	36,377	(61,087)	594	3,525	(28,829)

Total	¥107,249	¥(83,873)	¥29,699	¥33,133	¥(39,456)

Netting adjustment	(44,417)	44,417

Net amount	¥62,832	¥(39,456)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effect of derivative instruments on the Company's results of operations for the year ended March 31, 2009 is as follows:

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥(80)	Other income (expenses) – Other, net	¥688	Other income (expenses) – Other, net	¥(435)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥12,310
Interest rate instruments	Other income (expenses) – Other, net	(33,131)

Total		¥(20,821)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The pre-tax effect of derivative instruments on the Company’s results of operations for the year ended March 2010 is as follows:

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥(865)	Other income (expenses) – Other, net	¥(324)	Other income (expenses) – Other, net	¥686

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥39,593
Interest rate instruments	Other income (expenses) – Other, net	(35,907)

Total		¥3,686

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation. (see note 1(p))

(17) Commitments and Contingent Liabilities

At March 31, 2010, Honda had commitments for purchases of property, plant and equipment of approximately ¥47,436 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2009 and 2010, Honda has guaranteed ¥33,691 million and ¥31,772 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥33,691 million and ¥31,772 million, respectively, at March 31, 2009 and 2010. At March 31, 2010, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2010 are as follow:

	Yen (millions)
	2009	2010
Balance at beginning of year	¥293,760	¥233,979
Warranty claims paid during the period	(123,509)	(86,886)
Liabilities accrued for warranties issued during the period	79,576	79,520
Changes in liabilities for pre-existing warranties during the period	2,233	(3,571)
Foreign currency translation	(18,081)	2,996

Balance at end of year	¥233,979	¥226,038

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 44 purported class actions in the United States. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 44 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

(18) Leases

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2010 are as follows:

Years ending March 31	Yen (millions)
2011	¥22,556
2012	16,169
2013	12,723
2014	9,382
2015	7,980
After five years	48,217

Total minimum lease payments	¥117,027

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2010 were ¥49,442 million, ¥47,921 million and ¥42,435 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Allowances for Trade Receivable and Finance Subsidiaries-receivables

The allowances for trade receivable and finance subsidiaries-receivables for the years ended March 31, 2008, 2009 and 2010 are set forth in the following table:

	Yen (millions)
	Balance at beginning of period	Additions	Deductions	Foreign currency translation	Balance at end of period
		Charged to costs and expenses	Bad debts written off
March 31, 2008:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,199	¥2,879	¥2,785	¥(112)	¥8,181

Finance subsidiaries-receivables
Allowance for credit losses	¥33,512	¥46,121	¥41,177	¥(5,102)	¥33,354
Allowance for losses on lease residual values	33,928	11,890	17,410	(3,521)	24,887

	¥67,440	¥58,011	¥58,587	¥(8,623)	¥58,241

March 31, 2009:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,181	¥3,700	¥2,625	¥(1,801)	¥7,455

Finance subsidiaries-receivables
Allowance for credit losses	¥33,354	¥53,981	¥49,609	¥(2,109)	¥35,617
Allowance for losses on lease residual values	24,887	23,035	26,390	(1,139)	20,393

	¥58,241	¥77,016	¥75,999	¥(3,248)	¥56,010

March 31, 2010:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,455	¥4,039	¥3,268	¥329	¥8,555

Finance subsidiaries-receivables
Allowance for credit losses	¥35,617	¥32,913	¥32,053	¥(1,550)	¥34,927
Allowance for losses on lease residual values	20,393	7,149	18,716	427	9,253

	¥56,010	¥40,062	¥50,769	¥(1,123)	¥44,180

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services
Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the year ended March 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,558,696	¥9,489,391	¥533,553	¥421,194	¥12,002,834	¥—	¥12,002,834
Intersegment	—	—	15,499	21,571	37,070	(37,070)	—

Total	¥1,558,696	¥9,489,391	¥549,052	¥442,765	¥12,039,904	¥(37,070)	¥12,002,834
Cost of sales, SG&A and R&D expenses	1,407,409	8,827,726	431,254	420,406	11,086,795	(37,070)	11,049,725

Segment income	¥151,287	¥661,665	¥117,798	¥22,359	¥953,109	¥—	¥953,109

Equity in income of affiliates	¥28,035	¥89,521	¥—	¥1,386	¥118,942	¥—	¥118,942
Assets	¥1,240,527	¥5,591,311	¥5,907,839	¥330,604	¥13,070,281	¥(454,738)	¥12,615,543
Investments in affiliates	¥118,219	¥411,001	¥—	¥16,976	¥546,196	¥—	¥546,196
Depreciation and amortization	¥48,000	¥356,003	¥101,987	¥12,435	¥518,425	¥—	¥518,425
Capital expenditures	¥86,687	¥544,922	¥839,888	¥21,794	¥1,493,291	¥—	¥1,493,291
Impairment loss on long-lived assets and goodwill	¥—	¥—	¥5,850	¥—	¥5,850	¥—	¥5,850
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥58,011	¥—	¥58,011	¥—	¥58,011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,411,511	¥7,674,404	¥582,261	¥343,065	¥10,011,241	¥—	¥10,011,241
Intersegment	—	—	14,264	25,840	40,104	(40,104)	—

Total	¥1,411,511	¥7,674,404	¥596,525	¥368,905	¥10,051,345	¥(40,104)	¥10,011,241
Cost of sales, SG&A and R&D expenses	1,311,598	7,649,861	515,854	384,389	9,861,702	(40,104)	9,821,598

Segment income (loss)	¥99,913	¥24,543	¥80,671	¥(15,484)	¥189,643	¥—	¥189,643

Equity in income of affiliates	¥26,105	¥71,709	¥—	¥1,220	¥99,034	¥—	¥99,034
Assets	¥1,047,112	¥5,219,408	¥5,735,716	¥275,607	¥12,277,843	¥(458,926)	¥11,818,917
Investments in affiliates	¥107,431	¥379,068	¥—	¥16,247	¥502,746	¥—	¥502,746
Depreciation and amortization	¥51,200	¥373,295	¥199,324	¥13,825	¥637,644	¥—	¥637,644
Capital expenditures	¥90,401	¥523,593	¥671,127	¥16,920	¥1,302,041	¥—	¥1,302,041
Impairment loss on long-lived assets and goodwill	¥413	¥18,874	¥18,528	¥2,310	¥40,125	¥—	¥40,125
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥77,016	¥—	¥77,016	¥—	¥77,016

As of and for the year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,140,292	¥6,554,848	¥606,352	¥277,682	¥8,579,174	¥—	¥8,579,174
Intersegment	—	—	12,459	26,936	39,395	(39,395)	—

Total	¥1,140,292	¥6,554,848	¥618,811	¥304,618	¥8,618,569	¥(39,395)	¥8,579,174
Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	321,339	8,254,794	(39,395)	8,215,399

Segment income (loss)	¥58,837	¥126,758	¥194,901	¥(16,721)	¥363,775	¥—	¥363,775

Equity in income of affiliates	¥23,131	¥69,082	¥—	¥1,069	¥93,282	¥—	¥93,282
Assets	¥1,025,665	¥5,044,247	¥5,541,788	¥281,966	¥11,893,666	¥(264,551)	¥11,629,115
Investments in affiliates	¥103,032	¥334,875	¥—	¥16,821	¥454,728	¥—	¥454,728
Depreciation and amortization	¥48,683	¥337,787	¥230,453	¥12,751	¥629,674	¥—	¥629,674
Capital expenditures	¥38,332	¥284,586	¥546,342	¥23,748	¥893,008	¥—	¥893,008
Impairment loss on long-lived assets and goodwill	¥—	¥548	¥3,312	¥—	¥3,860	¥—	¥3,860
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥40,062	¥—	¥40,062	¥—	¥40,062

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥385,442 million as of March 31, 2008, ¥257,291 million as of March 31, 2009, and ¥338,135 million as of March 31, 2010, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.
5.	Depreciation and amortization of the Financial Services Business include ¥ 101,032 million for the year ended March 31, 2008, ¥ 195,776 million for the year ended March 31, 2009 and ¥227,931 million for the year ended March 31, 2010 related to depreciation of property on operating leases.
6.	Capital expenditures of the Financial Services Business includes ¥ 839,261 million for the year ended March 31, 2008, ¥668,128 million for the year ended March 31, 2009 and ¥544,027 million for the year ended March 31, 2010 related to purchases of operating lease assets.

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	2008	2009	2010
Motorcycles and relevant parts	¥1,418,028	¥1,323,259	¥1,079,165
All-terrain vehicles (ATVs), personal watercraft and relevant parts	140,668	88,252	61,127
Automobiles and relevant parts	9,489,391	7,674,404	6,554,848
Financial, insurance services	533,553	582,261	606,352
Power products and relevant parts	288,243	224,648	188,014
Others	132,951	118,417	89,668

Total	¥12,002,834	¥10,011,241	¥8,579,174

Geographical Information

As of and for the year ended March 31, 2008

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,053,401	¥5,313,858	¥4,635,575	¥12,002,834
Long-lived assets	¥1,084,163	¥1,479,137	¥669,546	¥3,232,846

As of and for the year ended March 31, 2009

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥1,871,962	¥3,990,729	¥4,148,550	¥10,011,241
Long-lived assets	¥1,140,316	¥1,835,163	¥566,445	¥3,541,924

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2010

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥1,864,513	¥3,294,758	¥3,419,903	¥8,579,174
Long-lived assets	¥1,113,386	¥1,767,879	¥603,881	¥3,485,146

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Overseas sales and revenues based on the location of the customer

	Yen (millions)
	2008	2009	2010
North America	¥6,068,425	¥4,514,190	¥3,736,447
Europe	1,519,434	1,186,012	764,785
Asia	1,577,266	1,595,472	1,543,397
Other regions	1,251,932	1,269,026	957,227

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(2) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,053,401	¥6,091,512	¥1,502,240	¥1,307,117	¥1,048,564	¥12,002,834	¥—	¥12,002,834
Transfers between geographic areas	2,835,639	173,751	91,983	331,173	44,253	3,476,799	(3,476,799)	—

Total	¥4,889,040	¥6,265,263	¥1,594,223	¥1,638,290	¥1,092,817	¥15,479,633	¥(3,476,799)	¥12,002,834
Cost of sales, SG&A and R&D expenses	4,696,482	5,832,635	1,542,676	1,507,566	976,335	14,555,694	(3,505,969)	11,049,725

Operating income	¥192,558	¥432,628	¥51,547	¥130,724	¥116,482	¥923,939	¥29,170	¥953,109

Assets	¥3,127,143	¥6,863,970	¥948,544	¥1,080,439	¥574,890	¥12,594,986	¥20,557	¥12,615,543
Long-lived assets	¥1,084,163	¥1,589,356	¥171,030	¥260,141	¥128,156	¥3,232,846	¥—	¥3,232,846

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,871,962	¥4,534,684	¥1,191,540	¥1,335,091	¥1,077,964	¥10,011,241	¥—	¥10,011,241
Transfers between geographic areas	2,290,625	244,440	87,362	273,140	66,256	2,961,823	(2,961,823)	—

Total	¥4,162,587	¥4,779,124	¥1,278,902	¥1,608,231	¥1,144,220	¥12,973,064	¥(2,961,823)	¥10,011,241
Cost of sales, SG&A and R&D expenses	4,324,203	4,699,422	1,268,701	1,504,628	1,009,158	12,806,112	(2,984,514)	9,821,598

Operating income (loss)	¥(161,616)	¥79,702	¥10,201	¥103,603	¥135,062	¥166,952	¥22,691	¥189,643

Assets	¥3,078,478	¥6,547,880	¥766,594	¥1,016,059	¥450,081	¥11,859,092	¥(40,175)	¥11,818,917
Long-lived assets	¥1,140,316	¥1,918,579	¥110,543	¥253,113	¥119,373	¥3,541,924	¥—	¥3,541,924

As of and for the year ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,864,513	¥3,752,417	¥769,857	¥1,320,047	¥872,340	¥8,579,174	¥—	¥8,579,174
Transfers between geographic areas	1,441,264	155,799	55,615	198,533	24,151	1,875,362	(1,875,362)	—

Total	¥3,305,777	¥3,908,216	¥825,472	¥1,518,580	¥896,491	¥10,454,536	¥(1,875,362)	¥8,579,174
Cost of sales, SG&A and R&D expenses	3,334,912	3,671,837	836,344	1,405,574	850,683	10,099,350	(1,883,951)	8,215,399

Operating income (loss)	¥(29,135)	¥236,379	¥(10,872)	¥113,006	¥45,808	¥355,186	¥8,589	¥363,775

Assets	¥2,947,764	¥6,319,896	¥591,423	¥1,050,727	¥619,345	¥11,529,155	¥99,960	¥11,629,115
Long-lived assets	¥1,113,386	¥1,861,596	¥107,262	¥240,704	¥162,198	¥3,485,146	¥—	¥3,485,146

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.
4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥385,442 million as of March 31, 2008, ¥257,291 million as of March 31, 2009, and ¥338,135 million as of March 31, 2010, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Subsequent Events

The Board of Directors, at its meeting held on May 14, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law. The main purpose for the acquisition are enhancing its capital efficiency and enabling greater flexibility in its capital policies.

(1)	Type of shares and maximum number of shares to be acquired:

Shares of Common Stock 3,500 thousand shares

(2)	Maximum amount of acquisition:

¥10,000 million

(3)	Period of acquisition:

Starting on May 19, 2010 and ending on June 4, 2010

(4)	Method of acquisition:

Purchase on the Tokyo Stock Exchange

Total number and amount of shares the Company acquired during the period were 3,500 thousand shares and ¥9,807 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Selected Quarterly Financial Data (Unaudited) *1

Quarterly financial data for the years ended March 31, 2008, 2009 and 2010 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income (loss)	Net income (loss) attributable to Honda Motor Co., Ltd. (note 1(c))	Basic net income (loss) attributable to Honda Motor Co., Ltd. per common share (note 1(c))
Year ended March 31, 2008:
First quarter	¥2,931,123	¥221,684	¥166,117	¥91.38
Second quarter	2,971,346	286,338	208,483	114.94
Third quarter	3,044,814	276,243	200,009	110.25
Fourth quarter	3,055,551	168,844	25,430	14.01

	¥12,002,834	¥953,109	¥600,039	¥330.54

Year ended March 31, 2009:
First quarter *2	¥2,867,221	¥210,476	¥173,397	¥95.56
Second quarter	2,826,865	148,851	123,316	67.96
Third quarter	2,533,257	102,452	20,242	11.16
Fourth quarter *2	1,783,898	(272,136)	(179,950)	(99.17)

	¥10,011,241	¥189,643	¥137,005	¥75.50

Year ended March 31, 2010:
First quarter	¥2,002,212	¥25,164	¥7,560	¥4.17
Second quarter	2,056,655	65,543	54,037	29.78
Third quarter	2,240,740	176,971	134,627	74.19
Fourth quarter	2,279,567	96,097	72,176	39.78

	¥8,579,174	¥363,775	¥268,400	¥147.91

*1	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

*2

During the fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The Company recorded the effect of the retrospective adjustment in the consolidated statement of income for the fiscal three months ended March 31, 2009. The Company has eliminated it and adjusted the consolidated statement of income for the fiscal three months ended March 31, 2009.

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
Takanobu Ito President and Representative Director

Date: June 24, 2010
Tokyo, Japan

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JP Morgan Chase Bank), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.