Form 20-F
period 2011-03-31
HONDA MOTOR CO LTD
filed 2011-06-23
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Mitsuhiro Okayama, Honda North America, Inc.,

ir@hna.honda.com, (212)707-9920, 156 West 56th Street, 20th Floor, New York, NY 10019, U.S.A.

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

Title of each class	Outstanding as of March 31, 2011
Common Stock	1,802,301,714**

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 74,902,286 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2011 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions)					U.S. dollars (millions)
	2007	2008	2009	2010	2011	2011
Income statement data:
Net sales and other operating revenue	¥11,087,140	¥12,002,834	¥10,011,241	¥8,579,174	¥8,936,867	$107,479
Research and development	551,847	587,959	563,197	463,354	487,591	5,864
Operating income	851,879	953,109	189,643	363,775	569,775	6,852
Income before income taxes and equity in income of affiliates	792,868	895,841	161,734	336,198	630,548	7,583
Equity in income of affiliates	103,417	118,942	99,034	93,282	139,756	1,681
Net income	612,439	627,347	150,933	282,611	563,477	6,777
Net income attributable to Honda Motor Co., Ltd.	592,322	600,039	137,005	268,400	534,088	6,423
Balance sheet data:
Total assets	¥12,036,500	¥12,615,543	¥11,818,917	¥11,629,115	¥11,570,874	$139,157
Long-term debt	1,905,743	1,836,652	1,932,637	2,313,035	2,043,240	24,573
Honda Motor Co., Ltd. shareholders’ equity	4,488,825	4,550,479	4,007,288	4,328,640	4,449,975	53,517
Total equity	4,611,732	4,692,285	4,130,344	4,456,430	4,582,912	55,116
Common stock	86,067	86,067	86,067	86,067	86,067	1,035
Cash flow data:
Depreciation excluding property on operating leases	¥361,747	¥417,393	¥441,868	¥401,743	¥351,496	$4,227
Depreciation of property on operating leases	9,741	101,032	195,776	227,931	212,143	2,551
Total depreciation	371,488	518,425	637,644	629,674	563,639	6,779
Capital expenditures	597,958	668,228	635,190	392,062	318,543	3,831
Purchase of operating lease assets	366,795	839,261	668,128	544,027	798,420	9,602
Total capital expenditures	964,753	1,507,489	1,303,318	936,089	1,116,963	13,433

Weighted average number of shares outstanding

	(Thousands of shares)
	2007	2008	2009	2010	2011
Weighted average number of common shares outstanding	1,824,675	1,815,356	1,814,560	1,814,605	1,806,360

Net income attributable to Honda Motor Co., Ltd. per common share

	(Yen)					(US$)
	2007	2008	2009	2010	2011	2011
Basic	¥324.62	¥330.54	¥75.50	¥147.91	¥295.67	$3.56
Diluted	324.62	330.54	75.50	147.91	295.67	3.56

Net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. available to common shareholders by the weighted average number of common shares outstanding during each year.

Dividends declared during the period per common share

	(Yen)					(US$)
	2007	2008	2009	2010	2011	2011
Dividends declared during the period per common share	¥77.00	¥84.00	¥77.00	¥34.00	¥51.00	$0.61

Additionally, a year-end dividend of ¥15 ($0.18) per common share aggregating ¥27.0 billion ($325 million) relating to fiscal 2011 was determined by our board of directors in April 2011 and approved by our shareholders in June 2011. This dividend will be paid in June 2011.

Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, ten former QSPEs that were not consolidated as of March 31, 2010 were consolidated by the Company as of April 1, 2010. See note 1(c) to the accompanying consolidated financial statements.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥83.15 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2011. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2011, the noon buying rate was ¥81.29 =$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2007	116.55	117.56	121.81	110.07
2008	113.61	99.85	124.09	96.88
2009	100.85	99.15	110.48	87.80
2010	92.49	93.40	100.71	86.12
2011	85.00	82.76	94.68	78.74
2012 (through May 31, 2011)	81.30	81.29	85.26	80.12
Dec-2010			84.23	81.67
Jan-2011			83.36	81.56
Feb-2011			83.79	81.48
Mar-2011			82.98	78.74
Apr-2011			85.26	81.31
May-2011			82.12	80.12

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

Risks Relating to the Great East Japan Earthquake and its Aftermath

The Great East Japan Earthquake occurred on March 11, 2011 and the Fukushima’s nuclear power plant disaster have caused and will continue to cause significant damage to the Japanese economy. After March 11, 2011, Honda temporarily suspended or reduced production at Honda’s automobile plants in and outside of Japan. However, the production in Japan has in general returned to normal levels since late June, and production outside of Japan is expected to be generally normalized from around August to September. In addition, although Honda’s business sites, such as Honda’s R&D subsidiaries located in Tochigi Prefecture, were heavily damaged, currently we expect them to be restored. Although prospects for restoration of business activities have become clear, as mentioned above, Honda’s production activities may be affected depending on the status of the future supply of certain parts for which supply is currently restricted, and on the status of infrastructure, such as the supply of electricity and logistics services. Furthermore, sales in domestic and international markets may decline. Depending on the magnitude of these effects, Honda’s results of operations may be adversely affected.

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

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time. This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from instability in underlying economic conditions, changes in tariffs, import regulations and other taxes, shortages of certain materials and components, high material prices and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility.

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

Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components, particularly from Japan, and generates a substantial portion of its revenues in currencies other than the Japanese yen, Honda’s results of operations would be adversely affected by an appreciation of the Japanese yen against other currencies, in particular the U.S. dollar.

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

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal infringement of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Honda is subject to legal proceedings

Honda is and could be subject to suits, investigations and proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any of the legal proceedings pending against Honda could adversely affect Honda’s business, financial condition or results of operations.

Risks Relating to Honda’s Operations

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans to its customers designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

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

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, political uncertainty, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, political uncertainty, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the purchase of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

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

Risks Relating to Pension Costs and Other Postretirement Benefits

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

A holder of ADSs will have fewer rights than a shareholder has and such holder will have to act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including exercising voting rights inherent in their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited Shares. The depositary will make efforts to exercise votes regarding the Shares underlying the ADSs as instructed by the holders and will pay to the holders the dividends and distributions collected from the Company. However, in the capacity as an ADS holder, such holder will not be able to bring a derivative action, examine our accounting books or records or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

The Company’s Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Company Law of Japan (the “Company Law”) govern corporate affairs of the Company. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if the Company were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. A ADS holder may have more difficulty in asserting his/her rights as a shareholder than such ADS holder would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

Because of daily price range limitations under Japanese stock exchange rules, a holder of ADSs may not be able to sell his/her shares of the Company’s Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

U.S. investors may have difficulty in serving process or enforcing a judgment against the Company or its directors, executive officers or corporate auditors

The Company is a limited liability, joint stock corporation incorporated under the laws of Japan. Most of its directors, executive officers and corporate auditors reside in Japan. All or substantially all of the Company’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. Courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

The Company’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. The Company’s dividend payout practice is no exception. While the Company may announce forecasts of year-end and quarterly dividends prior to the record date, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of the Company’s shareholders. If the shareholders adopt such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by the Company’s Articles of Incorporation. However, such a resolution of the shareholders is usually made at an ordinary general meeting of shareholders held in June. The payment of quarterly dividends requires a resolution of the Company’s board of directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record dates, which are currently specified as June 30, September 30 and December 31 by the Articles of Incorporation. However, the board usually does not adopt a resolution with respect to a quarterly dividend until after the respective record dates.

Shareholders of record as of an applicable record date may sell shares after the record date in anticipation of receiving a certain dividend payment based on the previously announced forecasts. However, since these forecasts are not legally binding and resolutions to pay dividends are usually not adopted until after the record date, our shareholders of record on record dates for year-end and quarterly dividends may not receive the dividend they anticipate.

Cautionary statement with respect to forward looking statements in this Annual Report

This Annual Report includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

•	the effects of the Great East Japan Earthquake that occurred on March 11, 2011 and Fukushima’s nuclear power plant disaster;

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

Principal Capital Investments

In the fiscal years ended March 31, 2009, 2010 and 2011, Honda’s capital expenditures were ¥1,302.0 billion, ¥893.0 billion, and ¥1,125.0 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥633.9 billion, ¥348.9 billion, and ¥326.6 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2011, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the motorcycle business, automobile business, financial services business, and power product and other businesses.

The following tables show the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	Yen (billions)
Motorcycle Business	¥1,411.5	¥1,140.2	¥1,288.1
Automobile Business	7,674.4	6,554.8	6,794.0
Financial Services Business	582.2	606.3	561.8
Power Product and Other Businesses	343.0	277.6	292.6

Total	¥10,011.2	¥8,579.1	¥8,936.8

	Fiscal years ended March 31,
	2009	2010	2011
	Yen (billions)
Japan	¥1,446.5	¥1,577.3	¥1,503.8
North America	4,514.1	3,736.4	3,921.3
Europe	1,186.0	764.7	610.1
Asia	1,595.4	1,543.3	1,852.4
Other Regions	1,269.0	957.2	1,049.0

Total	¥10,011.2	¥8,579.1	¥8,936.8

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

Honda produces a wide range of motorcycles, ranging from the 50cc class to the 1800cc class in cylinder displacement. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, four-cycle, and single, two, four or six-cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda has also produced all-terrain vehicles (ATVs) since 1984 and multi utility vehicles (MUVs) since 2008.

The following table sets out unit sales for Honda’s motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle Business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009		2010		2011
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	232	¥81.8	190	¥70.4	190	¥70.2
North America	320	182.2	189	103.9	185	96.6
Europe	276	178.6	199	124.6	202	103.8
Asia	7,523	460.4	7,628	461.0	9,178	577.6
Other Regions	1,763	508.3	1,433	380.1	1,690	439.7

Total	10,114	¥1,411.5	9,639	¥1,140.2	11,445	¥1,288.1

Motorcycle revenue as a percentage of total sales revenue		14%		13%		15%

Motorcycles are produced by Honda in Japan at the Kumamoto factory. Honda’s motorcycles are also produced by subsidiaries in countries around the world including Italy, Thailand, Vietnam, the Philippines, India, Brazil and Argentina.

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

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Legend, Accord, Inspire, Civic, Insight, City, Acura RL, Acura TL, Acura TSX, Acura CSX, CR-Z

Minivans, Multi-wagons, Sport Utility Vehicle:

Elysion, Odyssey, Step Wagon, Stream, FREED, Airwave, Fit/Jazz, Fit/Jazz Hybrid, Partner, Pilot, Ridgeline, CR-V, Element, Acura RDX, Acura MDX, Acura ZDX Accord Crosstour

Mini cars:

Life, Zest, Vamos, Acty

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009		2010		2011
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	556	¥1,225.3	646	¥1,383.8	582	¥1,310.7
North America	1,496	3,723.8	1,297	3,013.4	1,458	3,252.8
Europe	350	923.5	249	575.3	198	441.6
Asia	793	1,079.5	950	1,041.2	1,008	1,221.7
Other Regions	322	721.9	250	540.9	266	567.1

Total	3,517	¥7,674.4	3,392	¥6,554.8	3,512	¥6,794.0

Automobile revenue as a percentage of total sales revenue		77%		77%		76%

*	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

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

The following table sets out Honda’s revenue from Financial Services Business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	Revenue	Revenue	Revenue
	(billions)	(billions)	(billions)
Japan	¥24.0	¥24.6	¥26.3
North America	527.9	553.1	503.9
Europe	12.6	10.4	9.2
Asia	4.7	4.3	3.7
Other Regions	12.8	13.8	18.5

Total	¥582.2	¥606.3	¥561.8

Financial Service revenue as a percentage of total sales revenue	6%	7%	6%

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

The following table sets out Honda’s revenue from Power Product and Other Businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009		2010		2011
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	516	¥115.2	322	¥98.3	388	¥96.5
North America	1,893	80.1	1,818	65.8	2,085	67.9
Europe	1,306	71.1	1,066	54.3	1,174	55.2
Asia	970	50.7	1,069	36.7	1,325	49.3
Other Regions	502	25.8	469	22.3	537	23.6

Total	5,187	¥343.0	4,744	¥277.6	5,509	¥292.6

Power Product and other revenue as a percentage of total sales revenue		3%		3%		3%

*

Unit sales of Power product and other business include all trilateral trade transactions from the fiscal year ended March 31, 2010. The change in the presentation for unit sales of Power product and other business resulted in an increase of 54 thousand units and 91 thousand units in fiscal year 2010 and 2011, respectively, as compared to the presentation used in the prior periods. Trilateral trade transactions represent the transaction in which the Company purchases products from the vendors overseas and sells them to third countries.

For further information on recent operations and a financial review of the power product and other businesses, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Marketing and Distribution

Most of Honda’s products are distributed under the Honda trademarks in Japan and/or in overseas markets.

Sales in Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks. Honda’s products are sold to consumers primarily by independent retail dealers throughout Japan.

Motorcycles are distributed through approximately 7,600 outlets, including approximately 660 “PRO’S” shops and approximately 100 Honda Dream authorized dealerships.

As for the automobile distribution network, at present, approximately 770 retail dealers operate approximately 2,180 shops and sell models including the Legend, Inspire, Accord, Accord Tourer, Civic-R EU, Insight, Elysion, Odyssey, Step Wagon, Stream, FREED, FREED SPIKE, Fit, Fit Hybrid, CR-V, CR-Z, Life, Zest, Vamos, and Acty.

Power products are distributed in Japan to approximately 1,280 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Training programs on automobile service technicians are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas Sales

In fiscal 2011, approximately 96% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,100 independent local dealers for motorcycles, approximately 1,300 for automobiles and approximately 7,200 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 270 dealerships at the end of fiscal 2011. The Acura network offers RL, TL, TSX, TSX Sport Wagon, RDX, MDX, ZDX models, and CSX in Canada.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, Pilot, MDX, Odyssey, TL, Ridgeline, RDX, Element and ZDX to other markets. In fiscal 2011, Honda exported approximately 42,000 units from North America to 41 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,650 independent local dealers for motorcycles, approximately 1,600 for automobiles and approximately 2,600* for power products.

*	Total number represents dealers in 10 countries where Honda has foreign sales subsidiaries.

In Asia, Honda’s products are distributed through approximately 16,200 independent local dealers for motorcycles, approximately 1,370 for automobiles and approximately 1,610* for power products.

*	Total number represents dealers in six countries where Honda has foreign sales subsidiaries.

The Company exports motorcycle components to 15 countries, including Indonesia, Vietnam, Thailand and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company exports automobile components to 15 countries, including the United States, Canada, China, Thailand and Brazil, where automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2011.

Ordinarily, Honda does not have and does not anticipate having any difficulty in obtaining its required materials from suppliers and considers its contracts and business relations with the suppliers to be satisfactory. Due to the Great East Japan Earthquake, Honda has a shortage of certain parts supplies, but Honda considers this shortage is temporarily. The Company does not believe any of its domestic suppliers are substantially more dependent on foreign suppliers than are Japanese suppliers generally. It should be noted that Japanese industry in general is heavily dependent on foreign suppliers for substantially all of its raw materials.

Seasonality

Honda’s motorcycle and power product businesses have historically experienced some seasonality. However, this seasonality has not generally been material to our financial results.

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2005, to limit emissions into the environment and the impact on global climate changes, the Central Environment Council in the Ministry of Environment created new long-term targets and comprehensive requirements for gasoline and diesel vehicles which have become effective starting from 2008. New long term targets for gasoline vehicles remain unchanged except for direct injection gasoline vehicles which will be required to meet the particulate matter (PM) standard. New long-term emissions targets for diesel vehicles have been lowered by more than 50% from the current level of NOx and PM standards.

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

In 2010, the Central Environment Council of the Ministry of Environment reviewed the current JC08 mode concerning the exhaust emission test mode and commenced a study for the introduction of WLTP (Worldwide harmonized Light vehicles Test Procedure).

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

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the “California Low Emission Vehicle Program” in 1990, aiming to establish the strictest emission regulation in the world. In late 1998, the CARB strengthened its regulatory standards through the introduction of new standards, known as the “California Low Emission Vehicle Program II” (LEV II). These new standards treat most light trucks the same as passenger cars and require both types of vehicles to meet the new emissions standards of LEV II. In January 2001, the CARB approved modifications to the “Zero- Emission Vehicles” (ZEV) requirement under LEV II, permitting gasoline Super Ultra Low Emission Vehicles (SULEV), hybrid vehicles (powered by gasoline engine and/or electric motor) and compressed natural gas (CNG) vehicles to partially meet zero-emission requirements by satisfying certain additional requirements. The modified requirements also provide incentives for continued technology development.

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

In 2005, the European Union created new emission standards (Euro5 and Euro6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro5 was implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles were further lowered compared to the Euro4 level of HC, NOx and PM. PM mass standards apply only to vehicles with direct injection engine.

Additionally, beginning September 2011, Euro5 is expected to require limits on particle number from diesel vehicles and to implement new test measurement for PM mass from gasoline vehicles with direct injection engine and from diesel vehicles.

Euro6 will be implemented in 2014. Emission limits for diesel vehicles will be lowered even more than the Euro5 level HC and NOx. Additionally, Euro6 will require limits on Particle number from gasoline vehicles.

Russia

The Euro4 regulation has been in effect from January 2010. Additionally, the Euro5 regulation will be implemented in January 2014.

China

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro3 and Euro4). Step3 was implemented in 2007 and Step4 was implemented in July 2010. In addition, China proposed to implement Step5 emission regulations in 2016, which is based on Euro5.

In the city of Beijing, Step3 was implemented in December 2005 and Step4 was implemented in March 2008. In addition, the city of Beijing is studying introduction of Step5 emission regulations in the second half of 2012.

Other Regions

South Korea adopted the enforcement regulation of the Special Act on Capital Region Air Quality Improvement. Accordingly, some manufacturers were required to sell low emission vehicles which meet a more stringent emission standard than those meeting the national standard from January 2005. In January 2009, an enhanced national emission standard was implemented.

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro2 and Euro3). Some of these countries are studying introduction of Euro4 and Euro5.

Australia implemented Euro4-equivalent regulations in July 2008. In addition, Australia is studying introduction of Euro5 in 2013.

2. Fuel Economy / CO2

Japan

In 1998, an amendment was made to the Law Concerning Rationalization of Energy Usage that established a fuel efficiency standard based on weight class in Japan. This standard was tightened in 2005 for diesel-fueled automobiles. For gasoline automobiles, tighter standards were implemented during 2010.

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

In June 2010, the MLIT and METI set out a committee respectively and jointly to commence a study to formulate the new fuel efficiency standard for passenger motor vehicles etc. toward 2020.

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

In addition, in 2007, former U.S. President Bush directed relevant U.S. federal agencies to take the first steps toward regulations that would reduce gasoline consumption and Green House Gas (GHG) emissions from vehicles by 20 percent over 10 years. Therefore, the NHTSA has to promptly establish new limit values conforming to the pertinent policy and to apply it in the earliest possible model year.

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

The EPA and the NHTSA jointly finalized the U.S. federal GHG regulation from the 2012 model year in accordance with President Obama’s announcement, and the EPA restricts carbon dioxide (CO2) emission, and the NHTSA restricts fuel economy (mile per gallon). The standard for the 2016 model year is 250 g-CO2/mile or 35.5 mpg over the industry average. In addition, a manufacturer is also deemed to comply with CARB GHG regulation if the manufacturer complies with EPA-GHG, based on an agreement among the White House, the CARB and the industry.

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

On May 21, 2010, President Obama ordered NHTSA and EPA to extend the National Program for cars and light-duty trucks to the model years 2017 and beyond with the support of CARB. On October 1, 2010, NHTSA, EPA and CARB announced the notice of intent to conduct a joint rulemaking with respect to fuel economy and GHG standards for the model years 2017 and beyond. The numerous standards are expected to be issued on September 1, 2011.

Europe

In 2006, discussions about establishing targets for 2008 began among the European Commission, Member States and the automobile industry. In 2008, the European parliament adopted CO2 regulations in response to concerns related to possible global climate changes. The adopted CO2 regulations were published by Official Journal in June 2009.

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

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 was implemented in 2008. In addition, the Chinese Government proposed Step3 regulations to be implemented in 2012. It will be a Corporate Average Fuel Economy regulation from Step3.

Other Regions

South Korea adopted the regulation of Corporate Average Fuel Economy for passenger vehicles in 2005. Domestic vehicles have been required to adhere to these regulations starting from 2006 and imported vehicles have been required to meet the requirement from 2010. In addition, South Korea adopted a more stringent regulation in 2008 that will be implemented in 2012. However, as South Korea is reconsidering the implementation of these regulations, only selective regulation (Fuel Economy or CO2) are expected to be implemented in 2012.

3. Recycling / End-of-Life Vehicles (ELV) / REACH

Japan

Japan enacted the Automobile Recycling Law in July 2002, which required manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (ELV), which became effective on January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars.

Europe

In September 2000, the European Union approved a directive requiring its member states to promulgate regulations implementing the following by April 21, 2002.

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

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which became effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the Agency, based on annual production or import quantity levels. Submitting a pre-registration between June 1, and December 1, 2008 will allow the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances. The list of Substance of Very High Concern (SVHC) is amended periodically by adding substances. Currently, 46 substances are in the SVHC list. Upon a request by a consumer, a supplier of a product containing SVHC must provide the consumer with sufficient information, with at least the name of the substance, within 45 days.

On February 18, 2011, the first set of substances which require the authorization for use after certain specified dates was announced. Manufacturers using these substances in Europe must either be authorized for the use after submitting the application, or substitute the substances. Substances which require the authorization are expected to be added periodically.

Other Regions

Taiwan and Korea implemented automobile recycling laws from January 1, 2008 following the regulations established by the European Union and Japan. In addition, China has a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In November 2007, the Ministry of Land, Infrastructure and Transport (MLIT) issued safety standards which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and crashing. And further, in 2011, they are expected to adopt ECE R100 which was amended to incorporate the Japanese electrical safety standard.

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

In March 2010, triggered by a hit-and-run accident in the United States, the MLIT began research on introducing “brake-override-systems”. During 2011, the MLIT plans to introduce regulations and standards of bumpers’ impact absorption to protect legs of pedestrians.

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

In May 2007, the NHTSA issued a final rule to revise some performance requirements for head restraints, to delay the effective date, and to set a phase-in compliance schedule. For front seat requirements, manufacturers have to comply with the revised requirements for 80% of all vehicles produced by 2009, and 100% by 2010. For voluntarily installed rear head restraints, manufacturers also must be in compliance for 80% of all vehicles by 2010, and 100% by 2011.

In January 2008, the NHTSA issued a final rule to revise some performance requirements for event data recorders and to delay the effective date. Manufacturers offering passenger cars and/or other light vehicles equipped with event data recorders must comply with the revised requirements on or after September 2012.

In February 2008, the Cameron Gulbransen Kids Transportation Safety Act was established, and the NHTSA issued some regulations to prevent accidents involving children based on the Act. In March 2009, the NHTSA issued a proposed rule to address backover accidents. In December 2010, the NHTSA issued a proposal rule to require the vehicles with GVWR of 4,536kg or less to display a rear view image (i.e. requiring rearward camera system and screen system to display rear view image by camera system) for the purpose of taking countermeasures on backover accidents. Manufacturers must comply with the new requirements in accordance with proposed phase-in compliance schedule.

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

In July 2008, the NHTSA issued a final decision to upgrade NCAP testing and safety rating criteria with the revision of frontal and side impact tests, the introduction of an overall rating program, and the addition of ratings for crash avoidance technologies. These new tests and rating criteria are being used for vehicles tested as part of the NCAP beginning with model year 2011 vehicles.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydro-carbon levels and durability, are stricter than the current European regulations, namely the Euro3 regulations. MLIT introduced WMTC test method and its applicable standards in 2010. In addition, MLIT introduced the Worldwide Harmonized Motorcycle Emissions Certification Procedure (WMTC) and its applicable standards in 2010.

The United States

Emissions regulations regarding off-road motorcycles and ATVs were introduced in 2006. In addition, the EPA adopted the current California emissions standards regarding on-road motorcycles on a national basis two years behind the schedule of California. The new regulations include fuel permeation requirements rather than traditional evaporative emission standards.

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for on-road motorcycles from the 2006 model year, and for off-road motorcycles from April 2011.

Europe

The EU maintains emissions regulations (Euro3) for motorcycles, as well as the “Motor Cycle (& Moped)—Whole Vehicle Type Approval (WVTA)”, a uniform certification system for two and three-wheeled motor vehicles. The Euro3 regulations are the most stringent class standard for motorcycles. Euro3 regulations have been in effect from January 2006. EU Commission has introduced a recast proposal of WVTA which contains Euro4, 5 and 6 stage regulations.

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

In India, second stage regulations based on the Indian authorities’ own test method are in effect and enhanced regulations were enacted in 2005. The third stage of emission control was implemented from 2010.

2. Safety

Japan

Japan introduced ECE R78—Braking system based on GTR (Global Technical Regulation). It has applied the requirement to new type models from June 18, 2009, and applied it to all models from June 18, 2011.

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

EU Commission has been issued a recast proposal of WVTA which contains mandatory of advanced brake system.

Other regions

The Brazil government issued a new regulation regarding anti-theft devices and has required installing an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009. However, this regulation has not been implemented yet, because the Prosecutors Office had claimed it as unconstitutional and had asked the court to overturn it. The contents and the effective date of this regulation have been under consultation between the government and the industry. It was planned to be implemented from May 1, 2011, but has been postponed because infrastructures will not be prepared in time.

Many Asian countries, including India, Thailand, and Vietnam, are introducing several regulations, such as lighting, braking, and anti-theft, based on ECE regulations.

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

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for outboard and personal watercraft engines from the 2012 model year. This new regulation includes to control evaporative emissions from the 2015 model year.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulation, and are applicable to small spark ignition engines for non-road mobile machinery with 19 kW or less.

2. Safety

Japan

“The institute of Agricultural Machinery” amended the safety standard of backward speed requirement for walk-behind equipment from 3.6 km/h to 1.8 km/h, and the interpretation of splash protection guard requirements for brush cutters. New models have had to comply with the standard from April 2010, and all models will need to comply with it from April 2015.

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

Medium- and long-term management strategy and Management target: Preparing for the Next Leap Forward

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

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

To achieve these targets, Honda will make all possible efforts in pursuit of its vision for the Company as it moves towards 2020: “To provide good products in a timely fashion, at affordable prices, and with low CO2 emissions”

Preparing for the Future

The Company temporarily suspended production at its sites located in Japan due to the effects of the Great East Japan Earthquake occurred on March 11, 2011, which included a shortage of parts supplies. In addition, some of Honda’s business sites, such as Honda’s R&D subsidiaries located in Tochigi Prefecture, were heavily damaged. By April 11, 2011, the Company had resumed production activities at all of its production sites; however, production of completed automobiles at plants within Japan and production of components and parts for Honda’s overseas sites had been operating at approximately half the normal rate. Production in Japan has been nearly normalized in late June. Production at Honda’s automobile plants overseas has been reduced as well and is expected to be nearly normalized around August to September. In such circumstances, Honda will endeavor to normalize the supply chain continuously and aims to return to normal production as soon as possible. Honda will work on sales pickup by the recovery of production and bring about the recovery of its operations as soon as possible. Taking into account this experience, Honda will strive to minimize risks that have surfaced due to the earthquake disaster, including risks related to supply chain disruption.

In response to the occurrence of inappropriate activities at Honda Trading Corporation, which is a subsidiary of the Company, and based on the investigation report and suggestion for preventive countermeasures that was submitted to the Company’s board of directors by the investigation committee established with external experts, the Company will build a system to make appropriate business judgments in accordance with the applicable laws and regulations and will further enhance corporate governance, increasing compliance awareness, and strengthening the risk management systems, including through the reexamination of personnel management systems.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

C. Organizational Structure

As of March 31, 2011, the Company had 99 Japanese subsidiaries and 284 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda France S.A.S.*1	France	Sales	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Deutschland GmbH*2	Germany	Sales	100.0
Honda Italia Industriale S.p.A.	Italy	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	97.4
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

*[1]	Honda France S.A.S. changed its name from Honda Motor Europe (South) S.A.S. effective April 1, 2010.

*[2]	Honda Deutschland GmbH changed its name from Honda Motor Europe (North) GmbH effective April 1, 2010.

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2011, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,290	Automobiles
Hamamatsu, Shizuoka, Japan	2,506	Power products and transmissions
Suzuka, Mie, Japan	6,706	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	3,188	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	4,993	Automobiles
Anna, Ohio, U.S.A.	2,592	Engines
East Liberty, Ohio, U.S.A.	2,644	Automobiles
Lincoln, Alabama, U.S.A.	4,032	Automobiles and engines
Greensburg, Indiana, U.S.A.	1,141	Automobiles
Alliston, Ontario, Canada	4,065	Automobiles and engines
El Salto, Mexico	2,169	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,127	Automobiles and engines
Atessa, Italy	747	Motorcycles, power products and engines
Guangzhou, China	800	Automobiles
Greater Noida, India	2,172	Automobiles
Ayutthaya, Thailand	3,517	Automobiles
Bangkok, Thailand	3,051	Motorcycles and power products
Vinhphuc, Vietnam	2,680	Motorcycles and automobiles
Buenos Aires, Argentina	544	Motorcycles and automobiles
Sumare, Brazil	3,400	Automobiles
Manaus, Brazil	8,374	Motorcycles and power products
Gebze, Turkey	826	Automobiles

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

As of March 31, 2011, the Company’s property, with a net book value of approximately ¥24.5 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2011 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥1,109.7 billion, up ¥236.0 billion from the previous year. Also, total capital expenditures, excluding property on operating leases, for the year amounted to ¥311.3 billion, down ¥18.3 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2010	2011	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥38,332	¥37,084	¥(1,248)
Automobile Business	267,257	260,149	(7,108)
Financial Services Business	544,425	798,584	254,159
Financial Services Business (Excluding Property on Operating Leases)	398	164	(234)
Power Product and Other Businesses	23,748	13,963	(9,785)
Total	¥873,762	¥1,109,780	¥236,018
Total (Excluding Property on Operating Leases)	¥329,735	¥311,360	¥(18,375)

Intangible assets are not included in the table above.

In the motorcycle business, we made capital expenditures of ¥37,084 million in the fiscal year ended March 31, 2011. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In the automobile business, we made capital expenditures of ¥260,149 million in the fiscal year ended March 31, 2011. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities. A new auto plant of Honda Motor De Argentina S.A., which is one of the Company’s consolidated subsidiaries completed construction of its facilities in March 2011.

In the financial services business segment, capital expenditures excluding property on operating leases amounted to ¥164 million in the fiscal year ended March 31, 2011, while capital expenditures for property on operating leases were ¥798,420 million. Capital expenditures in power products and other businesses in the fiscal year ended March 31, 2011, totaling ¥13,963 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2011

We set out our original capital expenditure plans for the period from the fiscal year ended March 31, 2011 during the preceding fiscal year. We have subsequently modified these plans as follows:

The new auto plant in Yorii-machi Osato-gun, Saitama, Japan plans to start operation in 2013.

Yachiyo Industry Co., Ltd., which is one of the Company’s consolidated subsidiaries, had stopped building a new auto plant in Yokkaichi City, Mie, Japan.

Managements mainly consider economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for fiscal year ending March 31, 2012 are shown below.

Fiscal year ending March 31, 2012
Yen (millions)
Motorcycle Business	¥65,300
Automobile Business	350,000
Financial Services Business	300
Power Product and Other Businesses	14,400

Total	¥430,000

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

Item 5. Operating and Financial Review and Prospects

A. Operating Result

Overview

Business Environment

With respect to the economic environment surrounding Honda, economic conditions in the United States remained on a moderate recovery trend, as evidenced by improvement in consumer spending and private capital investment, despite concerns about the continuation of the credit contraction and high unemployment rate. The economies of Europe in general continued to improve, as seen in the increase in consumer spending, however, high unemployment persisted and concerns about the financial system remained. Also, in Asia, the economies of China and India expanded, and other countries of the region generally reported economic recovery. In Japan, the economy was at a standstill. Although private capital investment showed improvement, conditions remain challenging as consumer spending was somewhat weak and high unemployment continued. As a result of the Great East Japan Earthquake occurred on March 11, 2011 (the “Earthquake”), the economy is expected to remain in a weakened state for the time being.

Overview of Fiscal Year 2011 Operating Performance

Honda’s consolidated net sales and operating revenues for the fiscal year ended March 31, 2011, increased from the fiscal year ended March 31, 2010, due mainly to increased net sales in automobile business and motorcycle business, which was partially offset by a decrease in net sales attributable to negative foreign currency translation effects. Operating income increased from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, a decrease in fixed costs per unit as a result of production increase, and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Earthquake.

Information about the impact of the Earthquake is described in Item 5. Operating and Financial Review and Prospects D. “Trend Information”.

Motorcycle Business

Honda’s motorcycle unit sales increased on a consolidated basis from the previous fiscal year, due mainly to increased unit sales in Asia and Other regions including South America.

In Asia, expansion in demand was robust, supported by strong economic performance. In particular, sales in Thailand of Honda’s new Wave 110i and the Scoopy i as well as sales in India of CB Twister and the Activa served as a driving force in bringing a major gain in sales.

On the other hand, in North America, where demand has yet to recover, despite a moderate recovery mainly in utility model ATVs, the overall market for sports-type ATVs mainly for leisure use, motorcycles for recreation and other areas were weak.

Sales in other regions, including South America, became favorable from mid-year because of stimulated demand due to easier availability of credit and improvement in personal income. Sales of the CG150, NXR150, CG125 and other models were strong, mainly in Brazil.

Automobile Business

Honda’s automobile unit sales increased on a consolidated basis from the previous fiscal year, due mainly to increased unit sales in North America and Asia, despite decreased unit sales in Japan and Europe.

In Japan, operating conditions continued to be challenging because of the adverse impact to demand in the latter half of the fiscal year, following the termination of government subsidies. Although new models such as the Fit Hybrid were introduced, overall demand decreased, and unit sales decreased.

In Europe, overall sales were stagnant, due to the termination of subsidies in some countries of the region, weak consumption trends and more-intense competition, despite the launching of the new CR-Z.

On the other hand, in North America, along with the moderate economic recovery in the United States, sales of the new model Odyssey and other light trucks increased.

In Asia, demand in China was on a growth trend, and sales of the CR-V, in particular, showed a major increase. Sales also grew in Thailand, Indonesia and elsewhere, amid favorable economic trends.

Power Product and Other Businesses

Honda’s power products unit sales increased on a consolidated basis from the previous fiscal year, due primarily to an increase in unit sales in all the regions.

Unit sales of engines, mainly for OEM* use, increased in North America, Europe, Japan and other regions, including South America, along with increasing demand for construction equipment accompanying the recovery in economic conditions.

In Asia, unit sales grew due to market expansion, agricultural subsidies provided by the Thai government, the effects of weather conditions and other factors.

*	OEM (Original Equipment Manufacturing): OEM refers to manufacturers of products and components sold under a third-party brand.

Fiscal Year 2011 Compared with Fiscal Year 2010

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2011, increased ¥357.6 billion, or 4.2%, to ¥8,936.8 billion from the fiscal year ended March 31, 2010, due mainly to increased net sales in automobile business and motorcycle business, which was partially offset by a decrease in net sales attributable to negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥743.3 billion, or 8.7%, compared to the increase as reported of ¥357.6 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased ¥151.6 billion, or 1.8%, to ¥8,367.0 billion from the previous fiscal year. Cost of sales increased ¥82.1 billion, or 1.3%, to ¥6,496.8 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased net sales and the effect of raw material fluctuations, which was partially offset by continuing cost reduction and positive foreign currency effects. Selling, general and administrative expenses increased ¥45.3 billion, or 3.4%, to ¥1,382.6 billion from the previous fiscal year, due mainly to an increase in selling expenses attributable to increased net sales, the impact of the Earthquake, which was partially offset by a decrease in provisions for credit losses in financial services business, and positive foreign currency effects. R&D expenses increased by ¥24.2 billion, or 5.2%, to ¥487.5 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income increased ¥206.0 billion, or 56.6%, to ¥569.7 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales, and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Earthquake. Excluding negative foreign currency effects of ¥137.6 billion, Honda estimates operating income increased ¥343.6 billion.

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

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates increased ¥294.3 billion, or 87.6%, to ¥630.5 billion. Main factors of this increase except factors relating operating income are as follows;

Unrealized gains and losses related to derivative instruments had a negative impact of ¥30.4 billion. Other income(expenses) excluding unrealized gains and losses related to derivative instruments had a positive impact of ¥118.8 billion, due mainly to gain on sales of investments in affiliates related to the dissolution of the joint venture and an increase in foreign currency transaction gains.

*	Information about the dissolution of the joint venture is described in note(6) Investments in and Advances to affiliates to the accompanying consolidated financial statement.

Income Tax Expense

Income tax expense increased ¥59.9 billion, or 40.8%, to ¥206.8 billion from the previous fiscal year. The effective tax rate decreased 10.9 percentage points to 32.8% from the previous fiscal year. The decrease in the effective tax rate was due mainly to a decrease in a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates.

Equity in Income of Affiliates

Equity in income of affiliates increased ¥46.4 billion, or 49.8%, to ¥139.7 billion, due mainly to an increase in income attributable to increased net sales and continuing cost reduction at affiliates in Japan and Asia.

Net Income

Net income increased ¥280.8 billion, or 99.4%, to ¥563.4 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased ¥15.1 billion, or 106.8%, to ¥29.3 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. increased ¥265.6 billion, or 99.0%, to ¥534.0 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s unit sales of motorcycles, all-terrain vehicles (ATVs) totaled 11,445 thousand units, increased by 18.7% from the previous fiscal year, due mainly to an increase in unit sales in Asia and Other Regions, including South America.

Revenue from external customers increased ¥147.9 billion, or 13.0%, to ¥1,288.1 billion from the previous fiscal year, due mainly to increased unit sales and revenue related to licensing agreements. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥171.3 billion, or 15.0%, compared to the increase as reported of ¥147.9 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased ¥68.1 billion, or 6.3%, to ¥1,149.6 billion from the previous fiscal year. Cost of sales increased by ¥61.2 billion, or 7.4%, to ¥887.9 billion, due mainly to an increase in costs attributable to increased net sales, which was partially offset by the positive foreign currency effects. Selling, general and administrative expenses increased by ¥3.8 billion, or 2.0%, to ¥193.8 billion. R&D expenses increased by ¥3.0 billion, or 4.7%, to ¥67.8 billion.

Operating income increased ¥79.7 billion, or 135.6%, to ¥138.5 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and income related to licensing agreements.

*	Information about licensing agreements is described in note (6) Investments in and Advances to affiliates to the accompanying consolidated financial statements.

Japan

Total industry demand for motorcycles in Japan in fiscal 2011 was approximately 420 thousand units*, approximately 3% higher than in the previous fiscal year. Although the percentage of younger people in the total population continued to decline and there were changes in consumer preferences, unit sales grew primarily due to the introduction of new models.

Total unit sales on a consolidated basis were 190 thousand units, and about the same level as in the previous fiscal year, as sales of the scooters PCX and Giorno expanded.

In addition, the brand-new electric-powered EV-neo, a commercial use scooter that emits zero CO2 emissions in use, was made available on lease.

*	Source: JAMA (Japan Automobile Manufacturers Association )

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States during calendar 2010 declined approximately 17% from the previous year, to about 700 thousand* units. Although there were signs of recovery, mainly in sales of utility ATVs, this did not lead to a full-scale recovery in demand.

Honda’s consolidated unit sales in North America declined 2.1%, to 185 thousand units. Unit sales of touring models, such as Goldwing, as well as cruiser models including Shadow, were favorable, however, unit sales of sports models such as CBR1000R and CRF230M motocross models decreased. As a result, unit sales of motorcycles were down 8.2% from the previous fiscal year, to approximately 90 thousand units. However, unit sales of ATVs rose 4.4%, to approximately 95 thousand units, because of strong demand for utility ATVs, including the Four Trax Rancher and other models.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* during calendar 2010 declined about 13%, to approximately 920 thousand units. This major drop in demand was due to a number of factors, including a reactionary decline following the end of subsidies for motorcycle purchases in Italy and the impact of an increase in the value-added tax (VAT) in Spain.

Honda’s consolidated unit sales in Europe increased 1.5% compared with the previous fiscal year, to 202 thousand units. Despite the effects of a decline in the market for 125cc scooters, units sales of PCX motorcycles were favorable and sales of the naked type CBF1000, the new VFR1200F sports tourer, and other models rose.

*

Based on Honda research, the motorcycle registration market for Europe includes 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Demand for motorcycles continued to expand in Asia, despite price increases, including the price of gasoline, tighter credit, and other factors in certain countries. In calendar 2010, total demand for motorcycles*1 rose about 10%, to approximately 43.8 million units.

Unit sales in India rose about 29%, to approximately 11.3 million units, while sales in Indonesia increased about 26%, to approximately 7.36 million units, and sales in Thailand expanded approximately 12%, to approximately 1.85 million units.

Honda’s unit sales on a consolidated basis in Asia*2 for the fiscal year increased 20.3%, to 9,178 thousand units. This increase was due to an expansion in sales of the CB Twister motorcycle and the Activa scooter in India, unit sales of a new Wave 110i Cub-style 110cc motorcycle and Scoopy i scooter in Thailand, as well as other factors.

With respect to production activities, Honda Motorcycle & Scooter India Private Limited, Honda’s consolidated subsidiary in India, announced it would further expand the production capacity of a second plant that is already under construction, and also build a third plant, to meet the rapidly expanding demand in the Indian market. Combined with expansion in capacity at the existing plant, when the second plant goes into operation in the first half of calendar 2012, Honda Motorcycle and Scooter India is scheduled to have annual production capacity of approximately 2.8 million units. Additionally, when the third plant goes into operation in the first half of calendar 2013, Honda Motorcycle and Scooter India is scheduled to have annual production capacity of approximately 4.0 million units.

Also, Honda Vietnam Co., Ltd., Honda’s consolidated subsidiary in Vietnam, announced it would expand the capacity of its second plant to meet the favorable increase in demand. By the latter half of calendar 2011, this expansion in facilities is scheduled to bring total annual capacity to approximately 2.0 million units.

In Indonesia, P.T. Astra Honda Motor, which is an affiliate accounted for under the equity method, made the decision to build a new plant to respond to continued robust growth in demand. When this new facility goes into operation in the latter half of calendar 2011, the annual production capacity of Astra Honda Motor is scheduled to increase to approximately 4.0 million units.

Honda resolved at a meeting of the Board of Directors on December 16, 2010 to sell to its joint venture partners all the shares held by Honda in Hero Honda Motors Limited, an affiliate of Honda accounted for under the equity method, for the dissolution of the joint venture. Accordingly, Honda executed the share transfer agreement and new license agreements on January 22, 2011. In accordance with the terms of the share transfer agreement, Honda sold all the shares it held in the joint venture partners as of March 22, 2011.

*[1]:	Based on Honda research, the motorcycle registration market includes eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

*[2]:

This total includes sales of completed products of the Company and its consolidated subsidiaries and unit sales of parts for use in local production to Honda’s affiliates accounted for under the equity method.

Other Regions

In Brazil, the principal market within Other Regions, total demand in calendar 2010 increased approximately 12%, to about 1.8 million* units. This was due to improved consumer confidence accompanying an increase in the employment rate and personal income as well as easier availability of credit starting from mid-year onward.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), unit sales rose 17.9% over the previous fiscal year, to 1.69 million units. This was the result of increased sales of mainstay models, including the CG150FAN and NXR150 motorcycles in Brazil.

*	Source: ABRACICLO (the Brazilian association of motorcycle, moped, and bicycle manufacturers)

Automobile Business

Honda’s unit sales of automobiles totaled 3,512 thousand units, increased by 3.5% from the previous fiscal year, due mainly to an increase in unit sales in North America and Asia, which was partially offset by a decrease in unit sales in Japan and Europe.

Revenue from external customers increased ¥239.2 billion, or 3.6%, to ¥6,794.0 billion from the previous fiscal year, due mainly to increased unit sales, which was partially offset by the negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥545.7 billion, or 8.3%, compared to the increase as reported of ¥239.2 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales increased ¥247.4 billion, or 3.8%, to ¥6,802.3 billion from the previous fiscal year.

Operating costs and expenses increased ¥109.6 billion, or 1.7%, to ¥6,537.7 billion from the previous fiscal year. Cost of sales increased by ¥39.2 billion, or 0.8%, to ¥5,105.7 billion, due mainly to an increase in costs attributable to increased net sales and the effect of raw material fluctuations, which was partially offset by continuing cost reduction and the positive foreign currency effects. Selling, general and administrative expenses increased by ¥49.9 billion, or 5.0%, to ¥1,042.1 billion. R&D expenses increased by ¥20.4 billion, or 5.5%, to ¥389.8 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating income increased ¥137.7 billion, or 108.7%, to ¥264.5 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Earthquake.

Japan

Total industry automobile sales in Japan* for the fiscal year 2011 decreased about 6%, to approximately 4.6 million units. In the first half of the fiscal year, automobile sales held firm because of the positive effects of government policies that provided tax breaks and subsidies for purchasing eco-cars and other factors. However, these subsidies terminated in the latter half of the fiscal year, resulting in a reactionary decline in sales.

Honda’s unit sales in Japan decreased 9.9% from the previous fiscal year, to 582 thousand units. Although sales of the new model the Freed Spike, the CR-Z, the StepWGN, which earned the top spot in accumulated sales through 2010 in the minivan category, and the Fit Hybrid were quite favorable, overall sales experienced a reactionary decline after the termination of subsidies for eco-cars.

Among production activities, unit output for the domestic market decreased following the termination of eco-car subsidies, but exports increased, with particularly strong unit sales of CR-V models in North America. During the fiscal year under review, Honda’s domestic unit production of automobiles was approximately 912 thousand units, about the same level as in the previous fiscal year.

Please note that Honda suspended production following the Earthquake, and, as a result, unit output was about 39 thousand units lower than the original plan.

*[1]:	Source: JAMA (as measured by the number of regular vehicle registrations (661cc or higher) and mini-vehicles (660cc or lower))

*2:

Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

North America

In calendar 2010, total industry sales in the United States* increased about 11% over the previous year, to approximately 11.77 million units. Sales of light trucks were especially strong and rose approximately 18% over the level in 2009.

Honda’s consolidated automobile unit sales in North America rose 12.4%, to 1,458 thousand units. Sales of the CR-V, Pilot, MDX, the all-new Odyssey that was launched in September 2010, and light trucks were favorable. In addition, sales of the Accord Crosstour and the launching of new models of the TSX Sports Wagon and TL contributed to growth.

In production activities, Honda manufactured approximately 1,292 thousand units in North America, 12.1% higher than in the previous fiscal year. This increase was led by higher production of the popular CR-V and Pilot, models and the all-new Odyssey.

*	Source: Ward’s Auto

Europe

During calendar 2010, total demand in Europe*1 decreased approximately 5% from the previous year, to approximately 13.79 million units. During the first half of the year, the market was supported by government subsidies in some countries, but in the second half consumer confidence declined significantly due to the impact of stringent credit policies in the principal countries of the region, and a marked decline was reported, especially in markets targeting individual retail customers. On the other hand, in Russia*2, sales increased about 30%, to approximately 1.91 million units.

Honda’s consolidated unit sales in Europe decreased 20.5%, to 198 thousand units due to the effects of the slump in the retail sales market, increased competition and other factors.

In the area of production, unit output at Honda’s U.K. plant rose 40.0% over the prior fiscal year, to approximately 139 thousand units, in part because of temporarily suspended production in the prior year.

*1:	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover EU27 and EFTA3.))

*2:	Source: AEB (The Association of European Businesses)

Asia

In Asia, total demand continued to increase due to robust economic growth and the positive effects of new car model launches. Unit sales in China rose about 32% over the previous year to approximately 18.06 million units.*1 In Asia, excluding China, units sales climbed 27%, to about 7.48 million units.*2

Honda’s unit sales in Asia outside Japan rose 6.1%, to 1,008 thousand units, supported by solid economic expansion in the region. Sales of the CR-V in Thailand, Indonesia, Malaysia and elsewhere in Asia, as well as sales of the City in Thailand, continued to be favorable. Together with sales growth in China, Honda’s overall sales in Asia expanded.

In the production area, in response to continued expansion in demand in China’s automobile market, Guangqi Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, is scheduled to increase its annual production capacity from the current 360 thousand to 480 thousand units by the latter half of calendar 2011. In addition, Dongfeng Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, started construction of a second plant in response to continued expansion in demand in China’s automobile market. Within the latter half of calendar 2012, that company’s total annual production capacity is scheduled to increase to 340 thousand units.

*1:	Source: China Association of Automobile Manufacturers

*2:	The total is based on Honda research and includes the following 10 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil, one of the principal markets among the Other Regions, increased about 11%, to approximately 3.33 million*1 units in calendar 2010. This was the result of rising consumer confidence due to a surge in employment and income as well as an improvement in the purchasing environment for new automobiles due to lower interest rates and easier availability of credit in Brazil.

In Australia, total demand for automobiles expanded about 11% over the previous year, to approximately 1.04 million units, supported by continued favorable economic conditions.*2

Honda’s total sales in Other regions expanded 6.4%, to 266 thousand units, due primarily to increased sales of the City in Brazil, despite intensified competition in Australia and decreased sales in the Middle East.

*1:	Source: ANFAVEA (Associaçao Nacional dos Fabricantes de Veiculos Automotores (the Brazilian automobile association, includes passenger cars and light commercial vehicles))

*2:	Source: FCAI (Federal Chamber of Automotive Industries (the Australian automobile association))

Power Product and Other Businesses

Honda’s unit sales of power products totaled 5,509 thousand units, increased by 16.1% from the previous fiscal year, due to increased unit sales in all the regions.

Revenue from external customers increased ¥14.9 billion, or 5.4%, to ¥292.6 billion from the previous fiscal year, due mainly to the increased unit sales of power products, which was partially offset by negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥27.5 billion, or 9.9%, compared to the increase as reported of ¥14.9 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales increased ¥13.6 billion, or 4.5%, to ¥318.2 billion from the previous fiscal year.

Operating costs and expenses increased ¥2.4 billion, or 0.8%, to ¥323.8 billion from the previous fiscal year. Cost of sales decreased by ¥0.7 billion, or 0.3%, to ¥238.6 billion, due mainly to continuing cost reduction, which was partially offset by an increase in costs attributable to increased net sales. Selling, general and administrative expenses increased by ¥2.4 billion, or 4.6%, to ¥55.2 billion. R&D expenses increased by ¥0.7 billion, or 2.5%, to ¥29.9 billion.

Operating loss including that of other business was ¥5.5 billion, an improvement of ¥11.1 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales of power products, which was partially offset by increased selling, general and administrative expenses and negative foreign currency effects.

Japan

In the power products field, during the fiscal year under review, Honda’s sales increased 20.5%, to 388 thousand units. This was due to an increase in sales of general-purpose engines for OEM use to manufacturers of construction machinery in the United States and in the Middle East and Africa as well as an increase in Japan in sales of electric power generators, tillers, snow blowers and other types of machinery. In May 2010, Honda newly launched the ENEPO EU9iGB, a gas-powered electric power generation unit that runs on household butane gas canisters.

North America

Honda’s consolidated unit sales in North America increased 14.7%, to 2,085 thousand units. This increase was due to higher sales of general-purpose engines for OEM use to manufacturers of lawn mowers, construction machinery, pressure washers and other machinery as well as increased sales of generators accompanying the recovery in the economies of the region.

Europe

In Europe, consolidated unit sales increased 10.1% over the previous fiscal year, to 1,174 thousand units, because of strong demand for general-purpose engines for OEM use in construction machinery, and generators as well as sales of snow blowers, despite intensified competition in the lawn mower market.

Asia

In Asia outside of Japan, consolidated unit sales increased 23.9%, to 1,325 thousand units. This increase was due to favorable sales of engines for agricultural equipment and pumps, generators and brush cutters supported by economic expansion in the region, and continuation of government subsidies for farm households. Weather conditions also contributed to increased sales.

Other Regions

Unit sales in Other Regions increased 14.5% over the previous fiscal year, to 537 thousand units. Factors accounting for this increase were favorable sales of general-purpose engines for OEM use for installation in construction machinery and pumps to the Middle East and South America, due mainly to economic recovery.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

Total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries increased by ¥67.9 billion, or 1.4%, to ¥4,837.6 billion from the previous fiscal year, due mainly to an increase of finance subsidiaries-receivables attributable to the adoption of new accounting standards, which was partially offset by negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries as of the end of the year would have increased by approximately ¥595.9 billion, or 12.5%, compared to the increase as reported of ¥67.9 billion, which includes negative foreign currency translation effects.

Revenue from external customers in a financial services business decreased ¥44.4 billion, or 7.3%, to ¥561.8 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have decreased by approximately ¥1.2 billion, or 0.2%, compared to the decrease as reported of ¥44.4 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥45.3 billion, or 7.3%, to ¥573.4 billion from the previous fiscal year.

Operating costs and expenses decreased ¥36.7 billion, or 8.7%, to ¥387.1 billion from the previous fiscal year. Cost of sales decreased ¥11.6 billion, or 3.6%, to ¥309.8 billion from the previous fiscal year, due mainly to a decrease in costs related to lease residual values. Selling, general and administrative expenses decreased ¥25.0 billion, or 24.5%, to ¥77.3 billion from the previous fiscal year, due mainly to a decrease in provisions for credit losses.

Operating income decreased ¥8.6 billion, or 4.4%, to ¥186.2 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by a decrease in provisions for credit losses and losses on lease residual values.

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

Honda consolidated former qualifying special purpose entities (QSPEs) that were not consolidated as of March 31, 2010. As a result, previously derecognized finance subsidiaries receivables held by former QSPEs increased in the Company’s consolidated balance sheet as of April 1, 2010. In addition, Honda doesn’t recognize certain gains or losses related to securitization transactions such as gains or losses attributable to the change in the fair value of retained interests since the year ended March 31, 2011.

Information about credit losses and losses on lease residual values is provided at Item 5. Operating and Financial Review and Prospects A. “Operating Results, Application of Critical Accounting Policies”. Information about consolidation of former QSPEs, finance subsidiaries-receivables and securitizations is described in notes 1(c), (3) and (4) to the accompanying consolidated financial statements.

Geographical Information

Japan

In Japan, revenue from domestic and export sales increased ¥305.4 billion, or 9.2%, to ¥3,611.2 billion from the previous fiscal year, due mainly to an increase in revenue in automobile business and revenue related to licensing agreements. Operating income was ¥66.1 billion, an increase of ¥95.2 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, continuing cost reductions and income related to licensing agreements, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Earthquake.

North America

In North America, which mainly consists of the United States, revenue increased ¥239.6 billion, or 6.1%, to ¥4,147.8 billion from the previous fiscal year, due mainly to an increase in revenue in automobile business, which was partially offset by negative foreign currency translation effects. Operating income increased ¥64.5 billion, or 27.3%, to ¥300.9 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, and a decrease in fixed costs per unit as a result of increased production, which was partially offset by increased selling, general and administrative expenses and negative foreign currency effects.

Europe

In Europe, revenue decreased ¥126.1 billion, or 15.3%, to ¥699.2 billion from the previous fiscal year, due mainly to a decrease in revenue in the automobile business and negative foreign currency translation effects. Operating loss was ¥10.2 billion, an improvement of ¥0.6 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses, which was partially offset by a decrease in income attributable to decreased net sales and model mix, negative foreign currency effects.

Asia

In Asia, revenue increased ¥322.5 billion, or 21.2%, to ¥1,841.1 billion from the previous fiscal year, due mainly to an increase in revenue in automobile and motorcycle businesses, which was partially offset by negative foreign currency translation effects. Operating income increased ¥37.6 billion, or 33.3%, to ¥150.6 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, which was partially offset by increased selling, general and administrative expenses and negative foreign currency effects.

Other Regions

In Other Regions, revenue increased ¥85.5 billion, or 9.5%, to ¥982.0 billion from the previous fiscal year, due mainly to an increase in revenue in motorcycle and automobile businesses and positive foreign currency translation effects. Operating income increased ¥23.7 billion, or 51.8%, to ¥69.5 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Fiscal Year 2010 Compared with Fiscal Year 2009

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

Unrealized gains and losses related to derivative instruments had a positive impact of ¥22.2 billion. Other income (expenses) excluding unrealized gains and losses related to derivative instruments had a negative impact of ¥21.9 billion, due mainly to a decrease in foreign currency transaction gains, which was partially offset by a decrease of impairment losses on investment securities.

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

Operating costs and expenses decreased ¥230.1 billion, or 17.5%, to ¥1,081.4 billion from the previous fiscal year. Cost of sales decreased by ¥149.1 billion, or 15.3%, to ¥826.7 billion, due mainly to a decrease in costs attributable to the decreased net sales, the positive foreign currency effects. Selling, general and administrative expenses decreased by ¥60.2 billion, or 24.1%, to ¥189.9 billion. R&D expenses decreased by ¥20.7 billion, or 24.3%, to ¥64.7 billion.

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

*	Based on Honda research, the motorcycle registration market includes 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

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

*1:	Based on Honda research, the motorcycle registration market includes eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

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

*	Source:ABRACICLO (the Brazilian association of motorcycle, moped, and bicycle manufacturers)

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

Operating costs and expenses decreased ¥1,221.7 billion, or 16.0%, to ¥6,428.0 billion from the previous fiscal year. Cost of sales decreased by ¥790.4 billion, or 13.5%, to ¥5,066.5 billion, due mainly to a decrease in costs attributable to the decreased net sales, the positive foreign currency effects and continuing cost reduction. Selling, general and administrative expenses decreased by ¥354.9 billion, or 26.3%, to ¥992.1 billion, due mainly to the impact of expenses in the previous year which related to withdrawal from some racing activities and cancellations of development of new models and the positive foreign currency effects. R&D expenses decreased by ¥76.3 billion, or 17.1%, to ¥369.3 billion, due mainly to improving development efficiency, while improving safety and environmental technologies and enhancing of the attractiveness of the products.

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

With respect to production, to meet rapidly rising demand for automobiles in China, Honda decided to build a second plant through Dongfeng Honda Automobile Co., Ltd.*2. This will bring total production capacity at Dongfeng Honda Automobile to 300 thousand units a year in the latter half of calendar 2012. In addition, Honda decided to expand production capacity at Guangqi Honda Automobile Co., Ltd.*2,3. This will bring total production capacity at Guangqi Honda Automobile to 480 thousand units from the current 360 thousands units a year by the latter half of 2011.

*1:	The total is based on Honda research and includes the following 11 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India, Pakistan, and China.

*2:	Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd. are the manufacturing and marketing joint ventures accounted for under the equity method.

*3:	Guangqi Honda Automobile Co., Ltd. changed its name from Guangzhou Honda Automobile Co., Ltd. effective June, 2009.

Other Regions

Total demand for automobiles in Brazil, one of the principal markets among the Other Regions, increased about 13% in calendar 2009, to approximately 3.01 million units*1. On the other hand, demand in Australia decreased approximately 7%, to 940 thousand units*2.

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

Operating costs and expenses decreased ¥63.0 billion, or 16.4%, to ¥321.3 billion from the previous fiscal year. Cost of sales decreased by ¥46.1 billion, or 16.2%, to ¥239.3 billion, due mainly to a decrease in costs attributable to the decreased net sales. Selling, general and administrative expenses decreased by ¥14.1 billion, or 21.2%, to ¥52.7 billion. R&D expenses decreased by ¥2.7 billion, or 8.6%, to ¥29.2 billion.

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

Application of Critical Accounting Policies

Critical accounting policies are those which require us to apply the most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and which may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. A sustained loss of consumer confidence which may be caused by changes in consumer preferences and rising fuel prices, effects of the Great East Japan Earthquake or other factors have combined to increase the uncertainty inherent in such estimates and assumptions.

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

The changes in provisions for those product warranties and net sales and other operating revenue for each of the years in the three-year period ended March 31, 2011 are as follows:

	Yen (millions)
	2009	2010	2011
Provisions for product warranties
Balance at beginning of year	¥293,760	¥233,979	¥226,038
Warranty claims paid during the period	(123,509)	(86,886)	(82,080)
Liabilities accrued for warranties issued during the period	79,576	79,520	84,920
Changes in liabilities for pre-existing warranties during the period	2,233	(3,571)	(3,550)
Foreign currency translation	(18,081)	2,996	(11,385)

Balance at end of year	¥233,979	¥226,038	¥213,943

Net sales and other operating revenue	¥10,011,241	¥8,579,174	¥8,936,867

Credit Losses

Our finance subsidiaries provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions such as a rise in unemployment rates or declines in used vehicle prices. Our finance subsidiaries estimate losses incurred on retail and direct financing lease receivables (consumer finance receivables) and recognize them in the allowance for credit losses. Estimated losses on past due operating lease rental payments are also recognized in the allowance for credit losses. In the case of property on operating leases, estimated losses due to customer defaults are not recognized in the allowance for credit losses because a loss is realized on the disposition of the property. Therefore we present these losses as impairment losses on property on operating leases. Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases. Our finance subsidiaries segment these receivables into groups with common characteristics, and estimate collectively the allowance for credit losses on consumer finance receivables by the group. Our finance subsidiaries take into consideration various methodologies when estimating the allowance including vintage loss rate analysis and delinquency roll rate analysis. When performing the vintage loss rate analysis, consumer finance receivables are segregated between retail and direct financing lease, and further segmented into groups with common risk characteristics including collateral type, credit grades, and original terms. Loss rates are projected for these pools based on historical rates and adjusted for considerations of emerging trends and changing economic conditions. The roll rate analysis is used primarily by our finance subsidiaries in North America. This analysis tracks the migration of finance receivables through various stages of delinquency and ultimately to charge-offs. Roll rates are projected based on historical results while also taking into consideration trends and changing economic conditions. Similar to our portfolio of consumer finance receivables, our portfolio of receivables on past due operating lease rental payments is collectively evaluated for the allowance for credit losses. Property on operating leases are also collectively evaluated for impairment losses to be realized upon early disposition.

Wholesale receivables are considered to be impaired and recognized in the allowance for credit losses when it is probable that it will be unable to collect all amounts due according to the original terms of the contract. Our finance subsidiaries recognize estimated losses on them in allowance for credit losses. Credit risk on wholesale receivables is affected primarily by the financial strength of the dealers within the portfolio. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2011, the provision for fiscal 2011 and the allowance balance at the end of fiscal 2011 would have increased by approximately ¥4.6 billion and ¥2.8 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2011.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on finance receivables:

	Yen (billions)
For the year ended March 31, 2009	Retail	Direct financing lease	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥31.4	¥2.5	¥0.7	¥34.8
Provision	49.1	3.2	1.9	54.4
Charge-offs	(57.3)	(6.0)	(0.5)	(63.9)
Recoveries	14.7	2.1	0.0	16.9
Change due to securitization activity	(1.4)	—	—	(1.4)
Adjustments from foreign currency translation	(2.2)	(0.1)	(0.2)	(2.7)

Balance at end of year	¥34.3	¥1.8	¥1.8	¥38.0

Ending receivable balance	¥3,138.8	¥699.3	¥377.6	¥4,215.7
Average receivable balance, net	¥3,431.6	¥878.3	¥383.4	¥4,693.4
Net Charge-offs as a % of average receivable balance	1.24%	0.44%	0.15%	1.00%
Allowance as a % of ending receivable balance	1.09%	0.27%	0.50%	0.90%

	Yen (billions)
For the year ended March 31, 2010	Retail	Direct financing lease	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥34.3	¥1.8	¥1.8	¥38.0
Provision	30.0	1.9	0.3	32.3
Charge-offs	(43.7)	(3.2)	(0.6)	(47.6)
Recoveries	13.9	1.1	0.0	15.1
Change due to securitization activity	—	—	—	—
Adjustments from foreign currency translation	(0.6)	0.1	(0.0)	(0.5)

Balance at end of year	¥33.9	¥1.7	¥1.6	¥37.3

Ending receivable balance	¥3,246.4	¥449.4	¥331.7	¥4,027.6
Average receivable balance, net	¥3,181.0	¥497.8	¥325.5	¥4,004.5
Net Charge-offs as a % of average receivable balance	0.94%	0.42%	0.18%	0.81%
Allowance as a % of ending receivable balance	1.05%	0.40%	0.49%	0.93%

	Yen (billions)
For the year ended March 31, 2011	Retail	Direct financing lease	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥33.9	¥1.7	¥1.6	¥37.3
Adjustment resulting from the adoption of new accounting standards on variable interest entities (note 1(c))	0.8	—	—	0.8
Adjusted balance at beginning of year	¥34.8	¥1.7	¥1.6	¥38.2
Provision	10.3	0.7	0.3	11.3
Charge-offs	(27.6)	(1.5)	(0.5)	(29.7)
Recoveries	11.1	0.5	0.0	11.7
Change due to securitization activity	—	—	—	—
Adjustments from foreign currency translation	(3.0)	(0.0)	(0.0)	(3.2)

Balance at end of year	¥25.5	¥1.4	¥1.4	¥28.4

Ending receivable balance	¥3,368.0	¥362.1	¥301.6	¥4,031.7
Average receivable balance, net	¥3,346.5	¥374.9	¥309.5	¥4,031.0
Net Charge-offs as a % of average receivable balance	0.49%	0.26%	0.15%	0.45%
Allowance as a % of ending receivable balance	0.76%	0.40%	0.47%	0.71%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (billions)
	2009	2010	2011
Provision for credit losses on past due rental payments	¥2.0	¥1.9	¥1.6
Impairment losses on operating leases due to early termination	¥8.7	¥3.3	¥0.8

Fiscal Year 2011 Compared with Fiscal Year 2010

The provision for credit losses on finance receivables decreased by ¥20.9 billion, or 65%, and net charge-offs decreased by ¥14.5 billion, or 45%. Impairment losses on operating leases due to early termination decreased by ¥2.4 billion, or 75%. These declines in losses are due mainly to the improvement in the overall credit quality of our North American portfolio and economic conditions and strength in used vehicle prices.

Fiscal Year 2010 Compared with Fiscal Year 2009

The provision for credit losses on finance receivables decreased by ¥22.0 billion, or 40%, and net charge-offs decreased by ¥14.5 billion, or 31%. Impairment losses on operating leases due to early termination decreased by ¥5.4 billion, or 62%. The declines in losses and delinquencies reflect the improvement in the overall credit quality, focused collection efforts, stabilization of the economy, and improvements in used vehicle prices, principally in North America.

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

We believe that our estimated losses on lease residual values and impairment losses is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However actual losses incurred may differ from original estimates as a result of actual results varing from those assumed in our estimates.

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2011, were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumption constant, the total impact would be an increase in depreciation expense by approximately ¥2.0 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥0.2 billion, which would be recognized over the remaining lease terms. With the same prerequisites shown above, if future auction values in our North American direct financing lease portfolio were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.2 billion. And if future return rates were to increase by one percentage point from our present estimates, the total impact would be slight. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2011. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Fiscal Year 2011 Compared with Fiscal Year 2010

Used vehicle prices continued to improve during fiscal year 2011 due in part to the low supply of used vehicles. Losses related to lease residual value of our finance subsidiaries in North America declined for higher estimates of lease residual values. No impairment losses as a result of declines in estimated residual values were recognized during fiscal year 2011.

Incremental deprecation on operating leases declined by ¥11.4 billion, or 81%. Losses on lease residual values on direct financing leases declined by ¥3.9 billion, or 56%.

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

Incremental depreciation on operating leases due to the declines in estimated residual values increased by ¥0.6 billion, or 5%. Losses on lease residual values declined by ¥15.8 billion, or 69%, primarily due to the decline direct financing leases.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. Honda determines the expected long-term rate of return based on the investment policies. Honda considers the eligible investment assets under investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories. Our assumed discount rate and rate of salary increase as of March 31, 2011 were 2.0% and 2.2%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2011 was 3.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2011 were 5.5~6.0% and 1.5~4.6%, respectively, and our assumed expected long-term rate of return for fiscal 2011 was 6.5~8.0% for foreign plans.

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

Japanese Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-84.8/+95.5	+34.3/-45.3	-3.1/+4.0
Expected long-term rate of return	+0.5/-0.5	—	—	-3.8/+3.8

Foreign Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-39.9/+45.7	+16.9/-19.9	-4.1/+4.1
Expected long-term rate of return	+0.5/-0.5	—	—	-1.8/+1.8

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2011.

(*2)	Funded status for fiscal 2011 is affected by March 31, 2011 assumptions.
Pension expense for fiscal 2011 is affected by March 31, 2010 assumptions.

Income Taxes

Honda is subject to income tax examinations in many tax jurisdictions because Honda conducts its operations in various regions of the world. We recognize the tax benefit from an uncertain tax position based on the technical merits of the position when the position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate resolution. We performed a comprehensive review of any uncertain tax positions.

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

Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of corporate bonds. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-financial services businesses was ¥399.8 billion as of March 31, 2011. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, commercial paper, corporate bonds, bank loans, securitization of finance receivables and intercompany loans. The year-end balance of liabilities associated with these finance subsidiaries’ funding for financial services business was ¥4,207.9 billion as of March 31, 2011.

Cash Flows

Consolidated cash and cash equivalents for the year ended March 31, 2011 increased by ¥159.1 billion from March 31, 2010, to ¥1,279.0 billion. The reasons for the increases or decreases for each cash flow activity are as follows:

Net cash provided by operating activities amounted to ¥1,070.8 billion of cash inflows. Cash inflows from operating activities decreased by ¥473.3 billion compared with the previous fiscal year, due mainly to increased payments for parts and raw materials primarily due to an increase in automobile production, which was partially offset by an increase in cash received from customers, primarily due to increased unit sales in the automobile business.

Net cash used in investing activities amounted to ¥731.3 billion of cash outflows. Cash outflows from investing activities increased by ¥135.6 billion compared with the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and an increase in purchase of operating lease assets, which was partially offset by an increase in collections of finance subsidiaries-receivables and an increase in proceeds from sales of operating lease assets.

Net cash used in financing activities amounted to ¥100.4 billion of cash outflows. Cash outflows from financing activities decreased by ¥458.8 billion, compared with the previous fiscal year, due mainly to an increase in debts which decreased in the previous fiscal year, which was partially offset by purchases of treasury stock and an increase in dividends paid.

Liquidity

The ¥1,279.0 billion in cash and cash equivalents at the end of the fiscal year 2011 corresponds to approximately 1.7 months of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,369.4 billion have committed lines of credit equivalent to ¥788.3 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2011.

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

C. Research and Development

Honda and its consolidated subsidiaries use the most-advanced technologies to conduct R&D activities with the goal of creating distinctive products that are internationally competitive. To attain this goal, the Group’s main R&D divisions operate independently as subsidiaries, allowing technicians to pursue their tasks with significant freedom. Product-related R&D is spearheaded by Honda R&D Co., Ltd. in Japan; Honda R&D Americas, Inc. in the United States; and Honda R&D Europe (U.K.) Ltd. in the United Kingdom. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. in the United States. All of these entities work in close association with our other entities and businesses in their respective regions.

Total consolidated R&D expenses for the fiscal year ended March 31, 2011 amounted to ¥487.5 billion.

Motorcycle Business

In the Motorcycle Business, Honda is committed to developing products with value-added features that meet the needs of customers around the world and to implementing the timely local development of products suited to specific regions at its overseas locations. Along with these activities, we are focusing on developing technologies that address safety and environmental issues.

Major developments in fiscal 2011 included the launching of motorcycles in Japan, Thailand, India, Indonesia and Malaysia powered by a newly developed double overhead camshaft (DOHC) engine, which is outfitted with the world’s first roller rocker arm and other innovations that give non-slip, powerful performance from low rotation to high rotation speeds, combined with good fuel economy. We also introduced a globally strategic motorcycle, the CBR250R, which is a light-weight super sports bike that incorporates a newly designed frame with a truss structure that offers ease of handling and maneuvering stability.

In Japan, we began to offer the EV-neo with lease financing. The EV-neo is an electric-powered bike that responds to the needs of today’s new era by contributing to realizing a low-carbon society as it provides transportation for people and cargo. Equipped with a motor featuring good torque performance even at low speeds, the EV-neo offers strong starting performance, even when carrying cargo, and has a specially developed battery that can be fully recharged in about 30 minutes (at an ambient temperature of 25°C) as well as greater ease of recharging. In addition, in Japan, we introduced the Giorno, a motor scooter with “round and cute” design to appeal mainly to the fashion-conscious younger generation but also to suit the tastes of a broad range of other customers. Also, in Thailand, we introduced the WAVE 110i, a new model Cub-style bike which is the first Cub style equipped with the PGM-FI electronically controlled fuel injection system that is more compact than those equipped in previous models. WAVE 110i has a more-secure, refined appearance as well as considerably more cargo space, which can store a half helmet. In Indonesia, we relaunched the MegaPro, a sports model with wide, practical applicability, after a full model change. The new MegaPro offers a new design and equipment that give it a more-luxurious and powerful appearance. Also, it is equipped with a new type engine that aims for improved fuel economy through the application of friction reducing and cooling technologies.

R&D expenses in this segment in fiscal 2011 were ¥67.8 billion.

Automobile Business

In the Automobile Business segment, we are working to develop innovative technologies and create products with new value added to respond to customer needs. We are also actively developing technologies that provide advanced safety performance and address environment issues.

Among major achievements in Japan during fiscal 2011, we launched the Freed Spike, which features ease of driving and a spacious interior in a compact body. In addition, we made minor model changes on the LEGEND to upgrade its drivetrain and improve fuel performance, and it became the first Honda automobile to be outfitted with a newly developed six-speed automatic transmission. The LEGEND is also now the first car in the world equipped with a noise suppressor device, which is installed on the 18-inch noise limiting aluminum wheels and reduces the noise emitted from inside the tire. In addition, in Japan and Europe, we launched the Fit Hybrid (sold in Europe as the Jazz Hybrid), a new type in the Fit series, which has its hybrid battery installed underneath the baggage compartment and thus retains the interior comfort and seat arrangement of the previous Fit models (sold in Europe as the Jazz models) while adding top-notch fuel economy and driving performance. In Asia outside Japan, we launched the new, low-priced BRIO in Thailand, which succeeds in offering a compact body with a spacious interior. The BRIO also delivers good environmental performance, as evidenced by its certification as an eco-car by Thai government standards because of its fuel economy and satisfaction of the Euro 4 gas emission standards.

Other R&D-related news included the announcement of the Fit EV Concept. This new electric vehicle (EV) concept model offers driving mode options and delivers a lively response with a strong sense of acceleration, similar to that of a 2.0 liter class engine, by drawing on the features of having the motor on the same axle as the gearbox. At the same time, it also offers a more-efficient ride and conserves electric power. We also announced a new hybrid concept car that harnesses a specially developed 2.0 liter i-VTEC engine, which delivers high efficiency and high fuel performance, together with two high-power electric motors. This hybrid has three driving modes: electric power, hybrid operation and gasoline engine and, as a “plug-in hybrid,” can be recharged by plugging into a household electric outlet. In addition, to verify results and support the realization of a low-carbon mobility society in the years to come, we have begun testing in real driving situations of the performance of EVs and plug-in hybrids in Japan and the United States.

R&D expenses in this segment in fiscal 2011 were ¥389.8 billion.

Power Product and Other Businesses

In the Power Product and Other Businesses, we are working to develop products that contribute to customers’ lifestyles, while strengthening our lineup of offerings that address environmental issues.

Principal developments in this segment included the re-launching of the BF115 outboard motor with full model changes in markets around the world. This upgraded model incorporates the boosted low-speed torque (BLAST) system, which is an air/fuel ratio and injection-timing technology and lean-burn control mechanism, which makes possible strong torque performance and acceleration over a wide range of rotation speeds. Also, through lean-burn control, fuel economy has been improved by 20% over previous types. In addition, in North America, Europe, and Asia, we implemented a full model change in our cylindrical electric power generators, EG4000, EG5000 and EG6500 (sold as EG3600, EG4500, and EG5500 in Europe) by boosting their continuous operating time by equipping them with fuel-efficient, eco-friendly engines and enhancing their power generating capacity. We also launched our UMK 425 and UMK 435 series of four-stroke lawn mowers in Europe, which feature a large-sized deflector (antiscattering cover) with a redesigned shape that substantially reduces jamming due to ingested grass and other vegetable matter. In Japan, we announced new thin-film solar cells, which are more compact than models already on the market and can be laid out and installed efficiently on roofs of widely varying shapes. In addition, the tested prototypes of these solar cells attain a module conversion ratio of 13.0%, which is the highest in the world among similar thin-film solar cells currently on the market. Looking to launch these units, we are working to further increase their module conversion ratio.

In other businesses in this segment, Honda Aircraft Company, Inc., our U.S. subsidiary in the jet aircraft business, reported that the mass production model of HondaJet, a light business jet that has been designed for obtaining approval from the U.S. Federal Aviation Administration (FAA), successfully completed its maiden flight.

R&D expenses in this segment in fiscal 2011 were ¥29.9 billion.

Fundamental Research

During fiscal 2011, Honda continued its research activities to develop technologies in a diverse range of fields that will support the products of the future.

Please note that expenses incurred in fundamental research are allocated among Honda’s business segments.

Patents and Licenses

At March 31, 2011, Honda owned more than 16,400 patents in Japan and more than 24,600 patents abroad. Honda also had applications pending for more than 14,800 patents in Japan and for more than 17,500 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

The Great East Japan Earthquake occurred on March 11, 2011 and the nuclear power plant disaster have caused and will continue to cause significant damage to the Japanese economy. Honda’s business sites, such as Honda’s R&D subsidiaries located in Tochigi Prefecture, were heavily damaged. As a result, certain property, plant and equipment and inventories were damaged. On March 11, 2011, Honda temporarily suspended production and R&D activities at its sites located in Japan due to the effects of this disaster, which includes a shortage of parts supplies and damage on property, plant and equipment.

As a result, Honda recognized ¥45.7 billion of costs and expenses, of which ¥17.4 billion is included in cost of sales and ¥28.2 billion is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2011. These costs and expenses mainly consist of unallocated fixed production overhead of ¥15.0 billion caused by temporary suspension of production which is included in cost of sales, and loss on damaged property, plant and equipment of ¥15.6 billion which is included in selling, general and administrative expenses. Fixed costs of ¥7.7 billion pertaining to certain R&D activities incurred during the period such activities were suspended are not included in research and development, but selling, general and administrative expenses. Substantially all of these costs and expenses resulting from the disaster are included in operating expenses of automobile business segment. Honda will recognize the costs of future restoration activities as they are incurred. The effect of this disaster on Honda’s sales activities for the year ended March 31, 2011 was immaterial.

By April 11, 2011, Honda had resumed production activities at all of its production sites; however, production at Honda’s automobile plants both in and outside of Japan has been temporarily reduced. As of the date of the filing of this Form 20-F, recovery from shortage of certain parts supplies is in sight. Honda expects its domestic production has been nearly normalized in late June and its overseas production will be nearly normalized in the August /September timeframe except certain type or model of automobile products which will have continuous restricted parts supplies.

Concerning the impact on profit in the next year consolidated financial statements, Honda estimates factors which weigh on profit mainly in automobile business segment such as decreased net sales of automobile business attributable to shortage of inventories, unallocated fixed production overhead as a result of temporary reduced production, and the costs of restoration activities can occur. On the other hand, net sales of automobile business is expected to recover after normalization of production. Honda believes the impact of the Earthquake will not be severe on Honda’s consolidated financial position or results of operations and will not continue over a long period.

Honda’s R&D subsidiaries located in Tochigi Prefecture set up satellite offices within the plants and other offices as it would take some time to restore its building and facility, and resumed R&D operations on March 28. As a result, Honda has been able to minimize the impact of the Earthquake on R&D activities. Satellite offices were dissolved in early June.

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item except the impact of the Earthquake described above.

E. Off-Balance Sheet Arrangements

(Securitization)

For the purpose of liquidity and funding, our finance subsidiaries periodically securitize finance receivables. In these securitizations, our finance subsidiaries transfer a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and re-transfer finance receivables. Our finance subsidiaries remain as a servicer of the finance receivables and are paid a servicing fee for our services. The special purpose entity transfers the receivables to a trust which is newly structured for each securitization or bank conduit, which issues asset-backed securities or commercial paper, respectively, to investors. Our finance subsidiaries retain certain subordinated interests in the transferred receivables in the form of subordinated certificates, servicing assets and residual interests in certain cash reserves provided as credit enhancements for investors. Our finance subsidiaries apply significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affect the recoverability of our retained interests in the transferred finance receivables. We periodically evaluate these assumptions and adjust them, if appropriate, to reflect the performance of the finance receivables.

We have not consolidated certain trusts since these trusts meet the definitions of a former qualifying special purpose entity before the fiscal year ended March 31, 2011. We adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, we consolidated all trusts as of April 1, 2010. As a result, we have no off-balance sheet arrangements in the fiscal year ended March 31, 2011. Information about ASU 2009-16 and 2009-17 is described in note (1)(c) and information about variable interest entities and securitizations is described in note (4) to the accompanying consolidated financial statements.

(Guarantee)

At March 31, 2011, we guaranteed ¥30.3 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥30.3 billion. As of March 31, 2011, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2011:

Contractual Obligations

	At March 31, 2011
	Yen (millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	3,005,695	962,455	1,369,943	555,551	117,746
Operating leases	102,783	19,100	24,370	15,115	44,198
Purchase commitments*[1]	28,466	28,466	—	—	—
Interest payments*2	218,226	92,907	97,696	25,112	2,511
Contributions to defined benefit pension plans*3	92,815	92,815	—	—	—

Total	3,447,985	1,195,743	1,492,009	595,778	164,455

*[1]	Honda had commitments for purchases of property, plant and equipment at March 31, 2011.

*2	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2011.

*3	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥46,265 million is not represented in the table above.

At March 31, 2011, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Honda’s articles of incorporation provide for a Board of Directors of not more than 15 Directors and for a Board of Corporate Auditors of not more than seven Corporate Auditors. Directors and Corporate Auditors are elected by resolutions of the general meetings of shareholders. The Corporate Auditors are nominated by the Board of Directors as candidates for election with approval by the Board of Corporate Auditors. The normal term of office of a Director is one year and that of a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

The Board of Directors appoints one President and Director and may appoint one Chairman of the Board of Directors and several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among its members. The President represents the Company. In addition, the Board of Directors may appoint, pursuant to its resolutions, Directors who shall each represent the Company. Under the Company Law, a representative director individually has authority to represent the Company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company.

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
Representative Directors

Koichi Kondo (February 13, 1947)

Director of the Company from June 1997

Chairman and Representative Director of the Company,

appointed in April 2011 (presently held)

Compliance Officer,

appointed in April 2010 (presently held)

Responsible for Government & Industrial Affairs,

appointed in April 2010

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

appointed in April 2000

		*3	21,200

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
	President and Director of Honda Automoveis do Brasil Ltda., appointed in June 1996 Joined Honda in April 1970

Takanobu Ito (August 29, 1953)

Director of the Company from June 2000

President, Chief Executive Officer and

Representative Director of the Company,

appointed in April 2011 (presently held)

Chief Operating Officer for Automobile Operations

appointed in April 2011 (presently held)

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

Responsible for Motor Sports,

appointed in June 2003

President and Director of Honda R&D Co., Ltd.,

appointed in June 2003

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 2001

Director of the Company,

appointed in June 2000

Executive Vice President of Honda R&D Americas, Inc.,

appointed in April 1998

Joined Honda in April 1978

		*3	17,200

Akio Hamada (December 2, 1948)	Director of the Company from June 1999 Executive Vice President, Executive Officer and Representative Director of the Company, appointed in April 2011 (presently held)	*3	16,500

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

General Supervisor, Quality,

appointed in April 2009

Senior Managing Director of the Company,

appointed in June 2008

Chief Operating Officer for Production Operations,

appointed in April 2008 (presently held)

Risk Management Officer,

appointed in April 2008

General Supervisor, Information Systems,

appointed in April 2008

Managing Officer of the Company,

appointed in June 2005

President and Director of Honda of America Mfg., Inc.,

appointed in April 2005

President and Director of Honda Engineering Co., Ltd.,

appointed in June 2001

Director of the Company,

appointed in June 1999

Stationed at Honda Canada Inc. in June 1998

Joined Honda in April 1971

Directors

Tatsuhiro Oyama (July 9, 1950)

Director of the Company from June 2001

Senior Managing Officer and Director of the Company,

appointed in April 2011 (presently held)

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

Chief Operating Officer for Parts Operations,

appointed in April 2003

		*3	20,200

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

President and Director of Honda Motorcycle Japan Co., Ltd.,

appointed in August 2001

Director of the Company,

appointed in June 2001

General Manager of Motorcycle Sales Division for

Regional Sales Operations (Japan),

appointed in April 2001

Joined Honda in April 1969

Fumihiko Ike (May 26, 1952)

Director of the Company from June 2003

Senior Managing Officer and Director of the Company,

appointed in April 2011 (presently held)

Chief Operating Officer for

Business Management Operations,

appointed in April 2011 (presently held)

Risk Management Officer,

appointed in April 2011 (presently held)

General Supervisor, Information Systems

appointed in April 2011 (presently held)

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

Chief Operating Officer for Power Product Operations,

appointed in April 2003

Joined Honda in February 1982

		*3	19,000

Tomohiko Kawanabe (May 17, 1952)	Director of the Company from June 2010 Senior Managing Officer and Director of the Company appointed in April 2011 (presently held) Responsible for Quality, Certification and Regulation Compliance appointed in April 2011 (presently held)	*3	11,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
	Managing Director of the Company, appointed in June 2010 President and Director of Honda R&D Co., Ltd., appointed in April 2010 Joined Honda in April 1977

Yoshiharu Yamamoto (March 19, 1953)	Director of the Company from June 2011 Managing Officer and Director of the Company, appointed in June 2011 (presently held) Managing Officer of the Company, appointed in April 2011 President, Chief Executive Officer and Director of Honda R&D Co., Ltd., appointed in April 2011 (presently held) Executive Vice President and Director of Honda R&D Co., Ltd., appointed in June 2010 Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2007 Managing Director of Honda R&D Co., Ltd., appointed in June 2005 Joined Honda in April 1973	*3	10,000

Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 (presently held) Ambassador to Canada, appointed in April 2001	*3	1,400

Nobuo Kuroyanagi (December 18, 1941)	Director of the Company from June 2009 Director of Mitsubishi UFJ Financial Group, Inc. (MUFG), appointed in April 2010 Director of the Company, appointed in June 2009 (presently held) Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), appointed in April 2008 (presently held) President and CEO of MUFG, appointed in October 2005	*3	800

Takeo Fukui (November 28, 1944)	Director of the Company from June 1988 Director and Advisor of the Company, appointed in June 2009 (presently held) President and Director of the Company, appointed in June 2003	*3	36,200

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Responsible for Motor Sports,

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

Managing Director of Honda R&D Co., Ltd.,

appointed in May 1987

Joined Honda in April 1969

Takuji Yamada (September 28, 1956)	Director of the Company from June 2008 Operating Officer and Director of the Company, appointed in April 2011 (presently held) Director of the Company, appointed in June 2008 Chief Operating Officer for Power Product Operations, appointed in April 2008 (presently held) President and Director of Honda Motor Europe (North) GmbH (presently, Honda Deutschland GmbH), appointed in April 2006 Operating Officer of the Company, appointed in June 2005 Executive Vice President of American Honda Motor Co., Inc., appointed in December 2004 Joined Honda in April 1980	*3	16,500

Masahiro Yoshida (March 5, 1957)	Director of the Company from June 2010 Operating Officer and Director of the Company, appointed in April 2011 (presently held) Director of the Company, appointed in June 2010	*3	13,700

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Chief Operating Officer for Business Support Operations,

appointed in April 2010 (presently held)

General Manager of Hamamatsu Factory of Production Operations,

appointed in April 2008

Operating Officer of the Company,

appointed in June 2007

Responsible for Human Resources and Associate Relations for Business Support Operations,

appointed in April 2007

Joined Honda in April 1979

Corporate Auditors

Toru Onda (March 18, 1949)	Corporate Auditor of the Company (full-time), appointed in June 2008 (presently held) Managing Director of the Company, appointed in June 2002 Chief Operating Officer for Purchasing Operations, appointed in April 2000 Director of the Company, appointed in June 1999 General Manager of Automobile Purchasing Division 1 in Purchasing Operations, appointed in June 1998 Joined Honda in January 1977	*4	18,500

Hideki Okada (June 1, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2009 (presently held) General Manager of Regional Operation Planning Office (North America), appointed in April 2007 Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2007 Operating Officer of the Company, appointed in June 2006 General Manager of Accounting Division for Business Management Operation, appointed in June 2004 Joined Honda in April 1977	*5	16,400

Fumihiko Saito (June 9, 1945)	Representative of the Saito Law Office in February 2006 (presently held) Corporate Auditor of the Company, appointed in June 2004 (presently held)	*4	1,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Partner of Haarmann Hemmelrath Saito Law Office in June 2003 Registered as a lawyer in April 1973

Hirotake Abe (November 13, 1944)

Corporate Auditor of the Company,

appointed in June 2011 (presently held)

Established the Certified Public Accountant

Hirotake Abe Office in January 2010 (presently held)

Senior Adviser of Deloitte Touche Tohmatsu (presently, Deloitte Touche Tohmatsu LLC) in June 2007

Executive Member of Deloitte Touche Tohmatsu Limited in June 2004

CEO of Tohmatsu & Co. (presently, Deloitte Touche Tohmatsu LLC) in June 2001

Executive Officer for Operations in the Tokyo Office of

Tohmatsu & Co. (presently, Deloitte Touche Tohmatsu LLC) in June 1999

Managing Partner of Tohmatsu & Co. (presently, Deloitte Touche Tohmatsu LLC) in June 1995

Partner of Tohmatsu & Co.

(presently, Deloitte Touche Tohmatsu LLC) in July 1990

Registered as certified public accountant in March 1974

Joined Tohmatsu Awoki & Co.

(presently, Deloitte Touche Tohmatsu LLC)

in January 1970

		*6	None

Tomochika Iwashita (November 14, 1946)

Corporate Auditor of the Company,

appointed in June 2011 (presently held)

President and Director of

Tokio Marine & Nichido Life Insurance Co., Ltd.,

appointed in June 2006

Vice President and Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.,

appointed in June 2005

Director of Millea Holdings, Inc.

(presently, Tokio Marine Holdings, Inc.),

appointed in June 2005

Senior Managing Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.,

appointed in October 2004

Senior Managing Director of Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2003

		*6	None

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Managing Director of Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2002

Senior Managing Director of The Nippon Credit Bank, Ltd. (presently, Aozora Bank, Ltd.),

appointed in December 2000

Director of Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in September 2000

Senior Managing Executive Officer of The Nippon Credit Bank, Ltd. (presently, Aozora Bank, Ltd.),

appointed in September 2000

Managing Director and General Manager of the Corporate Planning Department of Tokio Marine and Fire Insurance Co., Ltd. (presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in April 2000

Director and General Manager of the Corporate Planning Department of Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 1999

Director and Manager of the Second Automobile Insurance Marketing Department of Tokio Marine and Fire Insurance Co., Ltd. (presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 1998

Joined Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.) in July 1969

*1.	Mr. Kensaku Hogen and Mr. Nobuo Kuroyanagi satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.

*2.	Corporate Auditors Mr. Fumihiko Saito, Mr. Hirotake Abe and Mr. Tomochika Iwashita are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.

*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2011.

*4.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 24, 2008.

*5.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2009.

*6.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2011.

*7.	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing

Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers, as voluntarily disclosed in Japan, are listed below.

Executive Officers

Takanobu Ito	President, Chief Executive Officer;

Chief Operating Officer for Automobile Operations

Akio Hamada	Executive Vice President;

Chief Operating Officer for Production Operations

Senior Managing Officers

Tetsuo Iwamura	Chief Operating Officer for Regional Operations

(North America)

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Tatsuhiro Oyama	Chief Operating Officer for Motorcycle Operations

Chief Officer of Driving Safety Promotion Center

Fumihiko Ike	Chief Operating Officer for Business Management Operations

Risk Management Officer

General Supervisor, Information Systems

Tomohiko Kawanabe	Responsible for Quality, Certification and Regulation Compliance

Managing Officers

Takashi Yamamoto	General Manager of Automobile Production Office, Production Operations

Masaya Yamashita	Chief Operating Officer for Purchasing Operations

Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

Manabu Nishimae	Chief Operating Officer for Regional Operations

(Europe, the Middle &Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Koichi Fukuo	Executive in Charge of Business Unit No. 1, Automobile Operations

Hiroshi Kobayashi	Chief Operating Officer for Regional Operations

(Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Sho Minekawa	Chief Operating Officer for Regional Sales Operations (Japan)

Yoshiharu Yamamoto	President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Toshihiko Nonaka	Responsible for Products, Automobile Operations

Senior Managing Officer and Director, Honda R&D Co., Ltd.

Operating Officers

Takuji Yamada	Chief Operating Officer for Power Product Operations

Masahiro Takedagawa	Chief Operating Officer for Regional Operations

(Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Yoshiyuki Matsumoto	Executive in Charge of Business Unit No. 3, Automobile Operations

Ko Katayama	General Manager of Saitama Factory of Production Operations

Masahiro Yoshida	Chief Operating Officer for Business Support Operations

Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Takashi Nagai	President and Director of Honda Siel Cars India Ltd.

President and Director of Honda Motor India Private Ltd.

Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Toshiaki Mikoshiba	President of Guangqi Honda Automobile Co., Ltd.

Yoshi Yamane	Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Takashi Sekiguchi	President and Director of Honda Canada Inc.

Takahiro Hachigo	General Manager of Suzuka Factory of Production Operations

Hiroshi Sasamoto	President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Chitoshi Yokota	Executive in Charge of Business Unit No. 2, Automobile Operations

Michimasa Fujino	President and Director of Honda Aircraft Company, Inc.

Soichiro Takizawa	Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Yuji Shiga	Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations

Kohei Takeuchi	General Manager of Accounting Division for Business Management Operation

There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation

Directors and Corporate Auditors receive remuneration, the aggregate maximum amount of which is approved at the annual general meeting of shareholders. The amounts of the remuneration approved to pay to Directors and Corporate Auditors are allocated among them at meeting of the Board of Directors and Corporate Auditors. Also, Directors and Corporate Auditors receive bonuses, the aggregate amount of which is approved at the annual general meeting of shareholders. From fiscal year 2012, the amounts of bonuses pay to Directors will be allocated among them at meeting of the Board of Directors within the aggregate amount approved at the annual general meeting of shareholders. It is based on the Company’s performance for each fiscal year, Director’s bonus in the past and other factors. The bonus for Corporate Auditors was abolished and will be merged into remuneration from fiscal year 2012 as consideration for their duties. All the directors and corporate auditors contribute a portion of their remuneration to the officer shareholders’ association, purchase shares of the Company’s Common Stock and keep holding those shares during their services.

The total amount of remuneration paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2011 was ¥1,106 million. This amount includes remuneration paid to four directors who retired during the fiscal year. The amount of remuneration paid to the directors includes amount of wages paid to those directors who were also directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s directors and corporate auditors during the fiscal year ended March 31, 2011 was ¥351 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2011 are as follows:

	Yen (millions)
	Directors excluding outside directors		Corporate auditors excluding outside corporate auditors		Outside officers		Total
	number	amount	number	amount	number	amount	number	amount
Remuneration	22	965	2	87	5	53	29	1,106
Bonuses	19	311	2	26	5	14	26	351

Total		1,276		114		67		1,458

The amount of remuneration paid to Takanobu Ito during the fiscal year ended March 31, 2011 was ¥91 million. The amount of bonuses for Takanobu Ito accrued for the fiscal year ended March 31, 2011 was ¥38 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2011, 2010 and 2009.

As of March 31, 2011

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
179,060	35,454	130,900	2,145	10,561

At March 31, 2011, Honda had 179,060 full-time employees, including 109,400 local nationals employed in its overseas operations.

As of March 31, 2010

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
176,815	34,808	129,663	2,145	10,199

At March 31, 2010, Honda had 176,815 full-time employees, including 106,230 local nationals employed in its overseas operations.

As of March 31, 2009

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
181,876	35,908	133,114	2,071	10,783

At March 31, 2009, Honda had 181,876 full-time employees, including 111,581 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2011.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2009, 2010 and 2011 were 1.9%, 1.9% and 1.8%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its officers, directors and corporate auditors as a group as of June 23, 2011 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	220,300 shares	0.012%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2011, the Association owned 5,212,739 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2011, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,301,714 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2011:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account)	136,341	7.53%

According to a statement on Schedule 13G (Amendment No. 6) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 8, 2011, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2010, 113,253,776 shares, or 6.3% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2011 were 1,811,428,430 shares of Common Stock, of which 74,902,286 shares represented by ADSs and 279,200,942 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 285 at March 31, 2011.

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

During the fiscal year ended March 31, 2011, Honda had sales of ¥590.0 billion and purchases of ¥789.7 billion with equity affiliates accounted under the equity method. As of March 31, 2011, Honda had receivables of ¥131.9 billion from affiliated companies, and had payables of ¥94.8 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

Honda sold its investment in Hero Honda Motors Ltd. (HHML), which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner. In conjunction with the sale, the joint venture agreement with the partner was dissolved. In addition, Honda and HHML entered into a new licensing agreement that enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was ¥45,000 million, and will be paid by installments due through 2014.

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

4. Not applicable.

5. Not applicable.

6. Export Sales.

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings.

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business. With respect to product liability, personal injury claims or lawsuits, we believe that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by our insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. We are also subject to potential liability under other various lawsuits and claims including 6 purported class actions in the United States.

Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 6 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

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

The Company determined year-end dividends of ¥15 per share for the year ended March 31, 2011. As a result, total dividends for the year ended March 31, 2011, together with the first quarter dividends of ¥12, the second quarter dividends of ¥12 and the third quarter dividends of ¥15, were ¥54 per share, an increase of ¥16 from the annual dividends paid for the year ended March 31, 2010.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2011)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 30, 2010	October 29, 2010	January 31, 2011	June 23, 2011
Dividend per Share of Common Stock (yen)	12.00	12.00	15.00	15.00
Total Amount of Dividends Yen (millions)	21,733	21,627	27,034	27,034

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2011, Honda’s shares were traded on two stock exchanges in Japan.

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

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2011 was approximately 134,577,000 shares of Common Stock on the TSE and approximately 13,052,356 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE*		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2007	4,940	3,270	40.82	29.13
2008	4,600	2,610	37.80	27.01
2009	3,910	1,643	36.40	17.35

2010
1st quarter	¥3,070	¥2,390	$31.00	$24.83
2nd quarter	3,230	2,300	32.99	25.00
3rd quarter	3,170	2,590	34.52	28.82
4th quarter	3,410	2,951	37.23	33.27

2011
1st quarter	¥3,405	¥2,570	$36.16	$28.33
2nd quarter	3,065	2,470	35.89	28.43
3rd quarter	3,315	2,713	39.69	33.82
4th quarter	3,745	2,820	44.54	36.51

CY 2011
Jan	¥3,555	¥3,195	$43.61	$38.67
Feb	3,745	3,465	44.54	42.20
Mar	3,620	2,820	44.01	36.51
Apr	3,190	2,843	38.90	33.76
May	3,255	2,992	39.58	36.63

*	The Company executed a two-for-one stock split for the Company’s common stock effective July 1, 2006. The reported high and low sales prices of Honda’s shares on the TSE in yen have been adjusted based on the shares after stock split.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offer and Listing Details”.

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

General

Honda’s authorized share capital as of the date of the filing of this Form 20-F is 7,086,000,000 shares of common stock, of which 1,811,428,430 shares were issued.

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

Dividends

Under its articles of incorporation, Honda’s financial accounts will be closed on March 31 of each year. The record dates for dividends are June 30, September 30, December 31 and March 31 of each year. In addition, Honda may distribute dividends from surplus by determining any record date.

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

Japanese Unit Share System

Consistent with the requirements of the Company Law, the articles of incorporation of Honda adopts unit share system called as “tan-gen-kabu”, under which 100 shares constitute one voting unit of shares. The board of directors of Honda by itself may reduce, but not increase, the number of shares that constitute one voting unit or abolish the unit share system entirely by amendments to the articles of incorporation by a board resolution without approval of shareholders. An increase in the number of shares that constitute one voting unit requires an amendment to the articles of incorporation by a special resolution of a general shareholders’ meeting. In any case, the number of shares constituting one voting unit may not exceed 1,000 shares or 0.5% of the total issued shares.

Under the Book-Entry Law, shares constituting less than one voting unit are transferable. Under the rules of the Japanese financial instruments exchanges, however, shares constituting less than one voting unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese financial instruments exchanges.

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

Voting Rights

Honda holds its ordinary general meeting of shareholders in June of each year. In addition, Honda may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Honda’s share handling regulations, at least two weeks prior to the date of the meeting. The record date for an ordinary shareholders’ meeting is March 31 of each year.

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

Shareholders’ Register Manager

The Chuo Mitsui Trust and Banking Company, Limited is the Shareholders’ Register Manager for the shares. Chuo Mitsui’s office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo, 105-8574, Japan. Chuo Mitsui maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

Record Date

As mentioned above, the record dates for Honda’s dividends are June 30, September 30, December 31 and March 31, if paid. A holder of shares constituting one or more whole voting units who is registered as a holder on Honda’s register of shareholders at the close of business as of March 31 is entitled to exercise its voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on March 31. In addition, Honda may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Under the Book-Entry Law, Honda is required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give notice to Honda of the names and addresses of all of its shareholders of record, the numbers of shares held by them and other relevant information as of such record date.

The shares generally trade ex-dividend or ex-rights on the Japanese financial instruments exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings with respect to record dates on or after November 19, 2009.

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

Reports to Shareholders

Honda currently furnishes shareholders with notices of shareholders’ meetings, business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in

Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved such way of furnishing notices. Pursuant to its articles of incorporation amended as of June 23, 2011, upon convening a general meeting of shareholders, Honda may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet. Further, pursuant to its articles of incorporation, Honda’s public notices to shareholders shall be given in Japanese by way of electronic public notice; provided, however, that if any public notice is unable to be given by electronic method due to any accident or for any other unavoidable reason, such public notice shall be given by publication in the Nihon Keizai Shimbun, a Japanese newspaper of general circulation.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid until December 31, 2013, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% for portfolio investors with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland.

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

Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds the shares or ADSs with respect to which the dividends are paid for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

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

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC with respect to such U.S. holder, it must file Internal Revenue Service Form 8621. U.S. holders should consult their own tax advisors regarding the PFIC rules and potential filing and other requirements. In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service. The content of this required statement and potential exemptions to this requirement are under development by the Internal Revenue Service.

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

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2010 and 2011. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities of less than one year.

Foreign Exchange Risk

	2010			2011
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contracts	Contract amount	Fair value		Contract amount	Fair value
To sell US$	¥257,822	(6,076)	90.80	¥285,212	(1,229)	82.77
To sell EUR	32,188	456	126.70	34,183	(1,701)	111.63
To sell CA$	24	57	88.58	19	(1)	83.44
To sell GBP	29,931	(108)	139.69	13,857	(253)	131.40
To sell other foreign currencies	20,761	(829)	various	58,330	(3,660)	various
To buy US$	3,207	102	90.02	8,175	41	82.73
To buy other foreign currencies	3,537	34	various	3,046	65	various
Cross-currencies	231,657	(1,134)	various	223,587	(1,212)	various

Total	¥579,127	(7,498)		¥626,409	(7,950)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option Contracts	Contract amount	Fair value		Contract amount	Fair value
Option purchased to sell US$	¥27,865	78	various	¥14,746	144	various
Option written to sell US$	55,731	(829)	various	29,491	(108)	various
Option purchased to sell other currencies	3,123	(50)	various	—	—	—
Option written to sell other currencies	6,246	(26)	various	—	—	—

Total	¥92,965	(827)		¥44,237	36

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2010 and 2011. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2010		2011
	Yen (millions)			Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥29,401	*	¥31,329	14,512	8,591	4,819	2,344	1,063	—	*	4.39%
US$	7,349	*	—	—	—	—	—	—	—	*	—
Other	412,709	*	330,807	116,559	99,741	63,982	48,781	1,744	—	*	2.83%

Total—Direct financing leases	¥449,459	*	¥362,136	131,071	108,332	68,801	51,125	2,807	—	*

Other finance subsidiaries-receivables
JP¥	¥456,525	449,776	¥500,213	160,317	123,363	93,468	61,286	39,444	22,335	505,615	4.39%
US$	2,504,187	2,536,110	2,554,404	926,042	626,043	476,240	323,853	160,972	41,254	2,588,307	4.81%
Other	617,507	625,523	615,039	283,393	151,909	99,213	55,871	19,209	5,444	607,296	6.50%

Total—Other finance subsidiairies- receivables	¥3,578,219	3,611,409	¥3,669,656	1,369,752	901,315	668,921	441,010	219,625	69,033	3,701,218

Retained interests in securitizations**	27,555	27,555	—							—

Total***	¥4,055,233		¥4,031,792

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.

** :	The retained interests in securitizations was accounted for as “trading” securities and is reported at fair value.

*** :

The finance subsidiaries-receivables include finance subsidiaries-receivables included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Additional detailed information is described in note (3) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)
	2010		2011
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Japanese yen bonds	¥320,000	323,852	¥320,000	70,000	120,000	40,000	30,000	60,000	—	322,270	1.01%
Japanese yen medium-term notes (Fixed rate)	151,998	153,250	102,226	33,909	25,306	6,502	6,001	27,507	3,001	102,896	1.35%
Japanese yen medium-term notes (Floating rate)	114,676	114,599	80,619	16,504	58,614	3,501	—	2,000	—	80,770	0.49%
U.S. dollar medium-term notes (Fixed rate)	391,272	420,970	451,891	28,967	41,381	141,526	45,521	82,764	111,732	477,827	4.38%
U.S. dollar medium-term notes (Floating rate)	211,685	213,695	297,285	146,160	89,963	10,014	8,276	42,872	—	299,014	0.98%
Asset backed notes	311,222	316,596	453,802	239,339	148,699	60,403	5,361	—	—	458,794	1.94%
Loans and others—primarily fixed rate	1,534,478	1,582,083	1,299,872	427,576	310,459	313,575	160,431	84,818	3,013	1,322,989	3.31%

Total	¥3,035,331	3,125,045	¥3,005,695	962,455	794,422	575,521	255,590	299,961	117,746	3,064,560

Interest Rate Swaps

		2010		2011
		Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
					Expected maturity date
Notional principal currency	Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	Float/Fix	¥770	(24)	¥420	—	—	180	240	—	—	(14)	1.34%	3.16%
US$	Float/Fix	2,476,108	(47,762)	2,357,658	305,929	594,618	940,725	427,415	88,971	—	(20,292)	0.37%	1.84%
	Fix/Float	525,362	24,473	519,895	29,103	61,336	183,762	50,291	83,150	112,253	16,611	4.40%	1.75%
	Float/Float	—	—	12,473	—	12,473	—	—	—	—	16	0.74%	0.60%
CA$	Float/Fix	525,099	(10,905)	458,092	71,298	97,491	141,507	94,553	47,966	5,277	(4,218)	1.30%	2.87%
	Fix/Float	233,677	10,036	179,904	51,401	51,401	77,102	—	—	—	5,373	5.29%	2.68%
GBP	Float/Fix	45,075	(528)	32,134	21,422	10,712	—	—	—	—	(136)	1.78%	1.95%
EUR	Float/Fix	—	—	6,029	2,681	2,118	1,230	—	—	—	(17)	0.88%	2.24%

Total		¥3,806,091	(24,710)	¥3,566,605	481,834	830,149	1,344,506	572,499	220,087	117,530	(2,677)

Currency & Interest Rate Swaps

			2010		2011
Receiving side currency	Paying side currency	Receive/Pay	Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
						Expected maturity date						Fair value
			Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter
JP¥	US$	Fix/Float	¥124,721	29,735	82,078	23,820	17,563	5,087	5,537	27,734	2,337	21,523	1.35%	0.73%
		Float/Float	137,850	17,403	105,671	58,564	42,348	2,877	—	1,882	—	25,179	0.76%	1.09%
Other	Other	Fix/Float	405,289	12,613	313,576	—	88,093	100,068	125,415	—	—	6,444	5.03%	1.74%
		Float/Float	51,104	(3,953)	47,774	27,962	—	—	19,812	—	—	(3,064)	1.29%	2.81%

Total			¥718,964	55,798	549,099	110,346	148,004	108,032	150,764	29,616	2,337	50,082

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in equity section of the consolidated balance sheets. At March 31, 2010 and 2011, the estimated fair values of marketable equity securities were ¥94.5 billion and ¥92.4 billion, respectively.

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
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•    Share distributions, stock split, rights, merger

•    Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Not applicable.

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	USD 2.50 per ADS certificate

(f) General depositary services, particularly those charged on an annual basis	Not applicable.

Category (as defined by SEC)	Depositary Actions	Associated Fee
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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our Chief financial officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2011 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2011.

The Company’s independent registered public accounting firm, KPMG AZSA LLC has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Auditors has determined that Mr. Hideki Okada and Mr. Hirotake Abe are qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Okada and Mr. Abe were elected as one of Honda’s corporate auditors at the general meeting of shareholders held on June 23, 2009 and June 23, 2011, respectively. See Item 6.A. for additional information regarding them. They meet the independence requirements imposed on corporate auditors under the Company Law of Japan. See Item 6.C. for an explanation of such independence requirements.

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

	Yen (millions)
	2010	2011
Audit Fees	2,573	2,421
Audit-Related Fees	114	79
Total	2,687	2,500

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

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 as described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided at acting independently of management and performing the functions of an audit committee as contemplated therein).

Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2011. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs(2)
April 1 to April 30, 2010	456	¥3,260	0	0
May 1 to May 31, 2010	1,755,614	¥2,832	1,755,500	¥5,028,330,300
June 1 to June 30, 2010	1,744,740	¥2,772	1,744,500	0
July 1 to July 31, 2010	743	¥2,592	0	0
August 1 to August 31, 2010	8,795,962	¥2,839	8,795,500	¥25,981,000
September 1 to September 30, 2010	181	¥2,877	0	0
October 1 to October 31, 2010	163	¥2,999	0	0
November 1 to November 30, 2010	816	¥2,984	0	0
December 1 to December 31, 2010	1,766	¥3,197	0	0
January 1, to January 31, 2011	721	¥3,282	0	0
February 1, to February 28, 2011	378	¥3,583	0	0
March 1 to March 31, 2011	336	¥3,281	0	0

Total	12,301,876	¥2,829	12,295,500

*1

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

*2	During the year ended March 31, 2011, the following share repurchase programs were in effect:

Share repurchase approved by the board of directors pursuant to the articles of incorporation

Date of announcement:    May 14, 2010

Maximum number of shares authorized to be repurchased:    3,500,000

Maximum yen amount authorized to be used for repurchase:    ¥10,000,000,000

Repurchased period:    from May 19, 2010 to June 4, 2010

(This program expired on the last day of the repurchase period referred to above.)

Share repurchase approved by the board of directors pursuant to the articles of incorporation

Date of announcement:    July 30, 2010

Maximum number of shares authorized to be repurchased:    12,000,000

Maximum yen amount authorized to be used for repurchase:    ¥25,000,000,000

Repurchased period:    from August 3, 2010 to September 15, 2010

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

March 31, 2011

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries (“Honda”) as of March 31, 2010 and 2011, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of Honda’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

As further described in Note 1(c) to the consolidated financial statements, Honda adopted FASB Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 23, 2011 expressed an unqualified opinion on the effectiveness of Honda Motor Co., Ltd.’s internal control over financial reporting.

/S/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal controls over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Honda Motor Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 23, 2011 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2011

	Yen (millions)
	2010	2011
Assets
Current assets:
Cash and cash equivalents	¥1,119,902	¥1,279,024
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,555 million in 2010 and ¥7,904 million in 2011 (notes 3, 9 and 20)	883,476	787,691
Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	1,100,158	1,131,068
Inventories (notes 5 and 9)	935,629	899,813
Deferred income taxes (note 11)	176,604	202,291
Other current assets (notes 7, 9 and 17)	397,955	390,160

Total current assets	4,613,724	4,690,047

Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	2,361,335	2,348,913

Investments and advances:
Investments in and advances to affiliates (note 6)	457,834	440,026
Other, including marketable equity securities (notes 4 and 7)	184,847	199,906

Total investments and advances	642,681	639,932

Property on operating leases (note 8):
Vehicles	1,651,672	1,645,517
Less accumulated depreciation	343,525	287,885

Net property on operating leases	1,308,147	1,357,632

Property, plant and equipment, at cost (note 9):
Land	489,769	483,654
Buildings	1,509,821	1,473,067
Machinery and equipment	3,257,455	3,166,353
Construction in progress	143,862	202,186

	5,400,907	5,325,260
Less accumulated depreciation and amortization	3,314,244	3,385,904

Net property, plant and equipment	2,086,663	1,939,356

Other assets, net of allowance for doubtful accounts of ¥9,319 million in 2010 and ¥23,275 million in 2011 (notes 3, 4, 9, 11, 13, 17 and 20)	616,565	594,994

Total assets	¥11,629,115	¥11,570,874

Liabilities and Equity
Current liabilities:
Short-term debt (notes 4 and 9)	¥1,066,344	¥1,094,740
Current portion of long-term debt (notes 4 and 9)	722,296	962,455
Trade payables:
Notes	24,704	25,216
Accounts	802,464	691,520
Accrued expenses (note 13)	542,521	525,540
Income taxes payable (note 11)	23,947	31,960
Other current liabilities (notes 9, 11 and 17)	236,854	236,761

Total current liabilities	3,419,130	3,568,192

Long-term debt, excluding current portion (notes 4 and 9)	2,313,035	2,043,240
Other liabilities (notes 4, 10, 11 and 13)	1,440,520	1,376,530

Total liabilities	7,172,685	6,987,962

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares in 2010 and 2011; issued 1,834,828,430 shares in 2010 and 1,811,428,430 shares in 2011	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 12)	45,463	46,330
Retained earnings (note 12)	5,304,473	5,666,539
Accumulated other comprehensive income (loss), net (notes 7, 11, 13, 15 and 17)	(1,208,162)	(1,495,380)
Treasury stock, at cost 20,225,694 shares in 2010 and 9,126,716 shares in 2011	(71,730)	(26,110)

Total Honda Motor Co., Ltd. shareholders’ equity	4,328,640	4,449,975

Noncontrolling interests	127,790	132,937

Total equity	4,456,430	4,582,912

Commitments and contingent liabilities (notes 18 and 19)
Total liabilities and equity	¥11,629,115	¥11,570,874

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2009, 2010 and 2011

	Yen (millions)
	2009	2010	2011
Net sales and other operating revenue (notes 2 and 6)	¥10,011,241	¥8,579,174	¥8,936,867

Operating costs and expenses:
Cost of sales (notes 1(u) and 2)	7,419,582	6,414,721	6,496,841
Selling, general and administrative (note 1(u))	1,838,819	1,337,324	1,382,660
Research and development	563,197	463,354	487,591

	9,821,598	8,215,399	8,367,092

Operating income	189,643	363,775	569,775

Other income (expenses):
Interest income	41,235	18,232	23,577
Interest expense	(22,543)	(12,552)	(8,474)
Other, net (notes 1(p), 6, 7 and 17)	(46,601)	(33,257)	45,670

	(27,909)	(27,577)	60,773

Income before income taxes and equity in income of affiliates	161,734	336,198	630,548

Income tax expense (note 11):
Current	68,062	90,263	76,647
Deferred	41,773	56,606	130,180

	109,835	146,869	206,827

Income before equity in income of affiliates	51,899	189,329	423,721

Equity in income of affiliates (note 6)	99,034	93,282	139,756

Net income	150,933	282,611	563,477

Less: Net income attributable to noncontrolling interests	13,928	14,211	29,389

Net income attributable to Honda Motor Co., Ltd.	¥137,005	¥268,400	¥534,088

	Yen
	2009	2010	2011
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 1(o))	¥75.50	¥147.91	¥295.67

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2009, 2010 and 2011

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥86,067	¥172,529	¥39,811	¥5,106,197	¥(782,198)	¥(71,927)	¥4,550,479	¥141,806	¥4,692,285

Transfer to legal reserves			4,154	(4,154)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(139,724)			(139,724)		(139,724)
Dividends paid to noncontrolling interests								(10,841)	(10,841)
Capital transactions and others								(172)	(172)
Comprehensive income (loss):
Net income				137,005			137,005	13,928	150,933
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					(477,316)		(477,316)	(19,865)	(497,181)
Unrealized gains (losses) on available-for-sale securities, net					(25,063)		(25,063)	(60)	(25,123)
Unrealized gains (losses) on derivative instruments, net					(460)		(460)		(460)
Pension and other postretirement benefits adjustments					(37,791)		(37,791)	(1,740)	(39,531)

Total comprehensive income (loss)							(403,625)	(7,737)	(411,362)

Purchase of treasury stock						(62)	(62)		(62)
Reissuance of treasury stock				(57)		277	220		220
Retirement of treasury stock									—

Balance at March 31, 2009	¥86,067	¥172,529	¥43,965	¥5,099,267	¥(1,322,828)	¥(71,712)	¥4,007,288	¥123,056	¥4,130,344

Transfer to legal reserves			1,498	(1,498)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(61,696)			(61,696)		(61,696)
Dividends paid to noncontrolling interests								(16,278)	(16,278)
Capital transactions and others								127	127
Comprehensive income (loss):
Net income				268,400			268,400	14,211	282,611
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					91,097		91,097	5,750	96,847
Unrealized gains (losses) on available-for-sale securities, net					23,107		23,107	111	23,218
Unrealized gains (losses) on derivative instruments, net					(324)		(324)		(324)
Pension and other postretirement benefits adjustments					786		786	813	1,599

Total comprehensive income (loss)							383,066	20,885	403,951

Purchase of treasury stock						(20)	(20)		(20)
Reissuance of treasury stock						2	2		2
Retirement of treasury stock									—

Balance at March 31, 2010	¥86,067	¥172,529	¥45,463	¥5,304,473	¥(1,208,162)	¥(71,730)	¥4,328,640	¥127,790	¥4,456,430

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

Years ended March 31, 2009, 2010 and 2011

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax (note 1(c))				1,432			1,432		1,432

Adjusted balance at March 31, 2010	¥86,067	¥172,529	¥45,463	¥5,305,905	¥(1,208,162)	¥(71,730)	¥4,330,072	¥127,790	¥4,457,862

Transfer to legal reserves			867	(867)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(92,170)			(92,170)		(92,170)
Dividends paid to noncontrolling interests								(16,232)	(16,232)
Capital transactions and others								(946)	(946)
Comprehensive income (loss):
Net income				534,088			534,088	29,389	563,477
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					(290,745)		(290,745)	(6,796)	(297,541)
Unrealized gains (losses) on available-for-sale securities, net					575		575	(27)	548
Unrealized gains (losses) on derivative instruments, net					168		168		168
Pension and other postretirement benefits adjustments					2,784		2,784	(241)	2,543

Total comprehensive income (loss)							246,870	22,325	269,195

Purchase of treasury stock						(34,800)	(34,800)		(34,800)
Reissuance of treasury stock						3	3		3
Retirement of treasury stock				(80,417)		80,417	—		—

Balance at March 31, 2011	¥86,067	¥172,529	¥46,330	¥5,666,539	¥(1,495,380)	¥(26,110)	¥4,449,975	¥132,937	¥4,582,912

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2010 and 2011

	Yen (millions)
	2009	2010	2011
Cash flows from operating activities (note 14):
Net income	¥150,933	¥282,611	¥563,477
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	441,868	401,743	351,496
Depreciation of property on operating leases	195,776	227,931	212,143
Deferred income taxes	41,773	56,606	130,180
Equity in income of affiliates	(99,034)	(93,282)	(139,756)
Dividends from affiliates	65,140	140,901	98,182
Gain on sales of investments in affiliates (note 6)	—	—	(46,756)
Provision for credit and lease residual losses on finance subsidiaries-receivables	77,016	40,062	13,305
Impairment loss on investments in securities	26,001	603	2,133
Damaged and impairment loss on long-lived assets and goodwill excluding property on operating leases (note 1(u))	21,597	548	16,833
Impairment loss on property on operating leases	18,528	3,312	835
Loss (gain) on derivative instruments, net	(15,506)	(37,753)	(7,788)
Decrease (increase) in assets:
Trade accounts and notes receivable	(30,025)	(6,910)	38,700
Inventories	(262,782)	352,994	(33,676)
Other current assets	(82,838)	103,071	266
Other assets	8,640	24,150	(40,729)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(133,662)	151,345	(55,331)
Accrued expenses	(102,711)	(20,457)	39,103
Income taxes payable	(12,861)	(14,524)	9,461
Other current liabilities	10,630	5,662	32,209
Other liabilities	74,872	(30,146)	(83,115)
Other, net	(9,714)	(44,255)	(30,335)

Net cash provided by operating activities	383,641	1,544,212	1,070,837

Cash flows from investing activities:
Increase in investments and advances	(4,879)	(19,419)	(11,412)
Decrease in investments and advances	1,921	14,078	13,995
Payments for purchases of available-for-sale securities	(31,936)	(5,871)	(262)
Proceeds from sales of available-for-sale securities	26,896	4,945	2,739
Payments for purchases of held-to-maturity securities	(17,348)	(21,181)	(179,951)
Proceeds from redemptions of held-to-maturity securities	32,667	6,283	154,977
Proceeds from sales of investments in affiliates (note 6)	—	—	71,073
Capital expenditures	(635,190)	(392,062)	(318,543)
Proceeds from sales of property, plant and equipment	18,843	24,472	24,725
Acquisitions of finance subsidiaries-receivables	(2,303,930)	(1,448,146)	(2,208,480)
Collections of finance subsidiaries-receivables	2,023,031	1,595,235	2,109,904
Sales (repurchases) of finance subsidiaries-receivables, net	324,672	(55,168)	—
Purchases of operating lease assets	(668,128)	(544,027)	(798,420)
Proceeds from sales of operating lease assets	100,017	245,110	408,265

Net cash used in investing activities	(1,133,364)	(595,751)	(731,390)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	270,795	(649,641)	113,669
Proceeds from long-term debt	1,299,984	1,132,222	799,520
Repayments of long-term debt	(889,483)	(963,833)	(870,406)
Dividends paid (note 12)	(139,724)	(61,696)	(92,170)
Dividends paid to noncontrolling interests	(10,841)	(16,278)	(16,232)
Sales (purchases) of treasury stock, net	131	(18)	(34,797)

Net cash provided by (used in) financing activities	530,862	(559,244)	(100,416)

Effect of exchange rate changes on cash and cash equivalents	(141,672)	40,316	(79,909)

Net change in cash and cash equivalents	(360,533)	429,533	159,122

Cash and cash equivalents at beginning of year	1,050,902	690,369	1,119,902

Cash and cash equivalents at end of year	¥690,369	¥1,119,902	¥1,279,024

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

Noncontrolling Interests in the net assets of subsidiary are reported as a component of equity in the consolidated financial statements. Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. Noncontrolling interests in a subsidiary’s earnings or losses are reported as a component of net income in the consolidated financial statements.

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. Upon the adoption of these standards, ten former QSPEs that were not consolidated as of March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of ¥282,353 million and their related secured debt of ¥274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the year ended March 31, 2011 by ¥1,432 million, net of tax effect.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Investments in affiliates in which Honda has the ability to exercise significant influence over their operating and financial policies, but where Honda does not have a controlling financial interest are accounted for using the equity method.

There are some subsidiaries and affiliates of which the fiscal year-end is December 31.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, retained interests in securitizations, realizable values of inventories, realization of deferred tax assets, damaged and impairment loss on long-lived assets, unrecognized tax benefits, product warranty obligations, the fair values of assets and obligations related to employee benefits, and the fair value of derivative financial instruments. A sustained loss of consumer confidence which may be caused by changes in consumer preferences and rising fuel prices, effects of the Great East Japan Earthquake or other factors have combined to increase the uncertainty inherent in such estimates and assumptions. Actual results could differ from those estimates.

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

Honda adopted Accounting Standards Update (ASU) 2009-13 “Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force”, which amends the FASB Accounting Standards Codification (ASC) 605-25 “Revenue Recognition – Multiple-Element Arrangements”, effective April 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

Operating lease revenues are recorded on a straight-line basis over the term of the lease.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

The finance subsidiaries of the Company periodically securitize and transfer finance receivables to the trust which is newly established to issue asset-backed securities. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the transferred receivables and is recorded in the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

period in which the transfer occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the transferred receivables and portion(s) retained, based on the relative fair values of those portions on the date the receivables are transferred. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. Finance subsidiaries of the Company have applied the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing” which requires the finance subsidiaries of the Company to measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. Servicing assets and servicing liabilities at March 31, 2010 were not significant.

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, all of trusts for securitization were consolidated to the Company. As a result, gains or losses attributable to the transfer of receivable and the change in the fair value of retained interests in securitizations and servicing assets or liabilities were not recognized from April 1, 2010. Information about the impact of the adoption of these standards is described in Note 1(c).

Taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in consolidated statements of income.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents mainly consist of money market funds and certificates of deposit.

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

Honda classifies its debt and marketable equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2010 and 2011, except for retained interests in securitizations of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically compares the fair value of debt and marketable equity securities with their cost basis. If the fair value of the securities has declined below the cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the securities through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In assessing impairment of securities, Honda considers the factors such as degree and period of the decline in fair value, financial position and results of operations of investees and forecast earnings based on market and economic trend in which the investees operate. For the years ended March 31, 2009, Honda recognized ¥26,001 million impairment loss on investments in securities. The impairment loss on investments in securities for the year ended March 31, 2009 was principally related to the securities which our consolidated subsidiary holds in the United States market. Honda recognized impairment loss because of significant declines in the fair value of the securities caused by stock market slump and we considered the decline in fair value below our cost basis was other-than-temporary based on the factors such as financial position and results of operations of the investee and the industry which the investee operates. The impairment loss on securities is included in other income (expenses)-other, net in the consolidated statements of income. Honda did not recognize significant impairment loss on investments in securities for the years ended March 31, 2010 and 2011.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda performs its annual impairment review of goodwill at March 31, and when a triggering event occurs between annual impairment dates. Honda recognized ¥8,006 million impairment loss on goodwill reported by a reporting unit in its automobile segment for the year ended March 31, 2009, because of a decision principally to withdraw from certain racing activities and estimated that it will not generate future cash flows. The impairment loss on goodwill is included in selling, general and administrative in the consolidated statements of income. For the year ended March 31, 2010 and 2011, Honda did not recognize impairment loss on goodwill.

The carrying amount of goodwill at March 31, 2010 and 2011 was ¥12,062 million and ¥12,008 million, respectively and is included in other assets of the consolidated balance sheets.

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

(l) Impairment of Long-Lived Assets to Be Held and Used and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. For the year ended March 31, 2009, Honda recognized ¥13,591 million impairment loss on long-lived assets excluding property on operating leases. Honda recognized impairment loss on long-lived assets included mainly in the automobile business asset group for the year ended March 31, 2009, because of the decision principally to withdraw from certain racing activities and estimated that it will not generate future cash flows. The impairment loss on long-lived assets is included in selling, general and administrative in the consolidated statements of income. Honda did not recognize any significant impairment losses on long-lived assets excluding property on operating leases for the years ended March 31, 2010. Also, Honda did not recognize any significant impairment losses on long-lived assets excluding property on operating leases for the year ended March 31, 2011, including the impairment evaluation triggered by the Great East Japan Earthquake (see note 1(u)).

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

Honda recognizes in the consolidated financial statements the impact of a tax position, if any, based on the technical merits of the position, when that position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statement of income.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were ¥301,285 million, ¥196,713 million and ¥210,803 million, for the years ended March 31, 2009, 2010 and 2011,

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o) Basic Net Income Attributable to Honda Motor Co., Ltd. per Common Share

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2009, 2010 and 2011 was 1,814,560,728 shares, 1,814,605,803 shares and 1,806,360,505 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2009, 2010 or 2011.

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

All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur and foreign currency receivables and payables are re-measured at the applicable exchange rates on the balance sheet date. Foreign currency translation and transaction gains or losses are included in other income (expenses)-other, net and these net gains or losses for each of the years in the three-year period ended March 31, 2011 are as follows:

Yen (millions)
2009	2010	2011
¥ 3,148	¥ (37,417)	¥ (60,514)

The gains or losses on translation of receivables and payables dominated in foreign currencies intended to be hedged are presented on a net basis with derivative financial instruments. (see note 17)

(q) Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. (see notes 16 and 17)

Honda recognizes all derivative financial instruments at fair value in its consolidated balance sheets. Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2011 are as follows:

Yen (millions)
2009	2010	2011
¥224,262	¥151,197	¥160,773

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

(t) Out-of-period adjustments

Certain overstatements were found in trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. The Company recognized the related cumulative loss of ¥14,123 million, which pertained to prior fiscal years, in selling, general and administrative expenses in the Company’s consolidated statement of income for the year ended March 31, 2011, not by retrospectively adjusting prior year’s consolidated financial statements. Honda believes that these out-of-period adjustments are immaterial to the Company’s consolidated financial position or results of operations as of and for the year ended March 31, 2011 as well as prior fiscal years.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(u) Impact on the Company’s consolidated financial position or results of operations of the Great East Japan Earthquake occurred on March 11, 2011

On March 11, 2011, Japan experienced a large earthquake commonly referred to as the Great East Japan Earthquake, which caused damage to certain property, plant and equipment and inventories, and the temporary suspension of production of the Company’s plants and research and development activities of the Company and its domestic consolidated subsidiaries.

As a result, the Company and its domestic consolidated subsidiaries recognized ¥45,720 million of costs and expenses, of which ¥17,450 million is included in cost of sales and ¥28,270 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2011. These costs and expenses mainly consist of unallocated fixed production overhead of ¥15,062 million caused by temporary suspension of production which is included in cost of sales, and loss on damaged property, plant and equipment of ¥15,647 million which is included in selling, general and administrative expenses. Fixed costs of ¥7,723 million pertaining to certain R&D activities incurred during the period such activities were suspended are not included in research and development, but selling, general and administrative expenses.

The Company and its domestic consolidated subsidiaries will recognize the costs of future restoration activities as they are incurred.

(2) Finance Income and Related Cost of Finance Subsidiaries

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2011 as follows:

	Yen (millions)
	2009	2010	2011
Finance income	¥596,525	¥618,811	¥573,458
Finance cost	341,282	321,491	309,850

(3) Finance Receivables

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2010 and 2011 (see note 1(c))

	Yen (millions)
	2010	2011
Retail	¥3,246,493	¥3,368,014
Direct financing lease	449,459	362,136
Wholesale flooring	301,418	267,526
Commercial loans	30,308	34,116

Total finance receivables	4,027,678	4,031,792
Retained interests in securitizations	27,555	—

	4,055,233	4,031,792
Less:
Allowance for credit losses	37,320	28,437
Allowance for losses on lease residual values	9,253	7,225
Unearned interest income and fees	27,672	19,916

	3,980,988	3,976,214
Less:
Finance receivables included in trade receivables, net	361,882	332,195
Finance receivables included in other assets, net	157,613	164,038

Finance subsidiaries-receivables, net	3,461,493	3,479,981
Less current portion	1,100,158	1,131,068

Noncurrent finance subsidiaries-receivables, net	¥2,361,335	¥2,348,913

Allowance for Credit Losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions such as a rise in unemployment rates or declines in used vehicle prices. The finance subsidiaries of the Company estimate losses incurred on retail and direct financing lease receivables and recognize them in the allowance for credit losses. Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases. The finance subsidiaries of the Company segment these receivables into groups with common characteristics, and estimate collectively the allowance for credit losses on consumer finance receivables by the group. The finance subsidiaries of the Company take into consideration various methodologies when estimating the allowance including vintage loss rate analysis and delinquency roll rate analysis. When performing the vintage loss rate analysis, consumer finance receivables are segregated between retail and direct financing lease, and further segmented into groups with common risk characteristics including collateral type, credit grades and original terms. Loss rates are projected for these pools based on historical rates and adjusted for considerations of emerging trends and changing economic conditions. The roll rate analysis is used primarily by the finance subsidiaries of the Company in North America. This analysis tracks the migration of finance receivables through various stages of delinquency and ultimately to charge-offs. Roll rates are projected based on historical results while also taking into consideration trends and changing economic conditions.

Wholesale receivables are considered to be impaired when it is probable that they will be unable to collect all amounts due according to the original terms of the contract. The finance subsidiaries of the Company recognize estimated losses on them in the allowance for credit losses. Credit risk on wholesale receivables is

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

affected primarily by the financial strength of the dealers within the portfolio. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following table presents the balances of the allowance for credit losses on finance receivables at March 31, 2011.

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses on finance receivables	¥25,578	¥1,455	¥1,404	¥28,437

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

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

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents an age analysis of past due finance receivables at March 31, 2011.

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥14,127	¥1,625	¥3,191	¥18,943	¥2,762,373	¥2,781,316
Used & certified auto	5,325	591	474	6,390	421,605	427,995
Others	1,666	468	895	3,029	155,674	158,703

Total retail	21,118	2,684	4,560	28,362	3,339,652	3,368,014
Direct financing lease	1,375	179	584	2,138	359,998	362,136
Wholesale
Wholesale flooring	125	38	273	436	267,090	267,526
Commercial loans	—	—	—	—	34,116	34,116

Total wholesale	125	38	273	436	301,206	301,642

Total finance receivables	¥22,618	¥2,901	¥5,417	¥30,936	¥4,000,856	¥4,031,792

*	Includes recorded investment of finance receivables that are less than 30 days past due.

Credit Quality Indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following table presents the balances of consumer finance receivables by the credit quality indicator at March 31, 2011.

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,776,500	¥4,816	¥2,781,316
Used & certified auto	426,930	1,065	427,995
Others	157,340	1,363	158,703

Total retail	3,360,770	7,244	3,368,014
Direct financing lease	361,373	763	362,136

Total	¥3,722,143	¥8,007	¥3,730,150

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

The following table presents the balance of wholesale receivables by credit quality indicators at March 31, 2011.

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥144,118	¥123,408	¥267,526
Commercial loans	14,024	20,092	34,116

Total	¥158,142	¥143,500	¥301,642

Contractual maturities

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2011 and thereafter:

Years ending March 31	Yen (millions)
2012	¥1,500,823

2013	1,009,647
2014	737,722
2015	492,135
2016	222,432
After five years	69,033

2,530,969

Total	¥4,031,792

Other Finance Receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥59,520 million were included in other current assets, investments and advances – other and other assets in the consolidated balance sheets at March 31, 2011. Honda estimates individually the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,574 million at March 31, 2011, for which the allowance for credit losses was recorded in the same amount.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Variable Interest Entities and Securitizations

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Information about the impact of the adoption of these standards is described in note 1(c).

Variable Interest Entities

The finance subsidiaries of the Company periodically securitize for liquidity and funding purposes and transfer finance receivables to the trust which is newly established to issue asset-backed securities. The finance subsidiaries of the Company deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it deemed to have controlling financial interests in these trusts.

The following table presents the balances of the assets and liabilities of consolidated VIEs at March 31, 2010 and 2011.

	Yen (millions)
	2010	2011
Finance subsidiaries-receivables, net	¥351,386	¥500,208
Restricted cash *[1]	5,653	7,931
Other assets	1,232	1,688

Total assets	¥358,271	¥509,827

Secured debt *[2]	¥348,684	¥495,695
Other liabilities	257	532

Total liabilities	¥348,941	¥496,227

*[1]	Restricted cash as collateral for the payment of the related secured debt obligation was included in investment and advances-other on the consolidated balance sheet.

*[2]	Secured debt was included in short-term and long-term debt on the consolidated balance sheet.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of March 31, 2010 and 2011.

Securitizations

The finance subsidiaries of the Company periodically securitized finance receivables subject to limited recourse provisions. The amounts of securitization transactions entered into during fiscal year 2009 and 2010 qualified for sale accounting treatment are approximately ¥428,642 million and ¥13,346 million, respectively. Pre-tax net gains or losses on such sales resulted in a loss of ¥8,371 million in fiscal years 2009, which are included in loss on sale of receivables. There is no gain or loss recognized on such sales in fiscal year 2010. Securitization transactions entered into during fiscal year 2011 did not qualify for sale accounting treatment.

Honda adopted ASU2009-16 and 17, effective April 1, 2010. As a result, all securitizations including those entered into during prior years were accounted for as secured financing transactions during the fiscal year 2011.

The following disclosures are related to securitization transactions which previously qualified for sale accounting treatment.

Retained interests in securitizations were comprised of the following at March 31, 2010 and 2011:

	Yen (millions)
	2010	2011
Subordinated certificates	¥19,556	¥—
Residual interests	7,999	—

Total	¥27,555	¥—

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2011 are as follows:

	2009	2010	2011
Weighted average life (years)	1.22 to 1.53	—	—
Prepayment speed	1.30%	—	—
Expected credit losses	0.27% to 1.32%	—	—
Residual cash flows discount rate	6.53% to 40.13%	—	—

At March 31, 2010 and 2011, the significant assumptions used in estimating the retained interest in securitizations are as follows:

	Weighted average assumption
	2010	2011
Prepayment speed	1.31%	—
Expected credit losses	0.44%	—
Residual cash flows discount rate	6.53%	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents quantitative information about balances of outstanding securitized portfolios as of March 31, 2010 and 2011.

	Yen (millions)
	2010	2011
Securitized receivables
Retail	¥263,222	¥—

(5) Inventories

Inventories at March 31, 2010 and 2011 are summarized as follows:

	Yen (millions)
	2010	2011
Finished goods	¥559,569	¥531,071
Work in process	35,558	49,606
Raw materials	340,502	319,136

	¥935,629	¥899,813

(6) Investments in and Advances to affiliates

The difference between the carrying amount of investment in affiliates and the amount of underlying equity is mainly investor level goodwill. The amounts are not material as of March 31, 2010 and 2011.

Investments in affiliates include equity securities which have quoted market values at March 31, 2010 and 2011 compared with related carrying amounts as follows:

	Yen (millions)
	2010	2011
Carrying amount	¥177,766	¥171,198
Market value	405,596	177,293

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2010 and 2011, and for each of the years in the three-year period ended March 31, 2011 is shown below (see note 21):

	Yen (millions)
As of March 31, 2010	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥235,197	¥1,229,286	¥16,554	¥1,481,037
Other assets, principally property, plant and equipment	232,885	1,033,739	31,049	1,297,673

Total assets	468,082	2,263,025	47,603	2,778,710

Current liabilities	187,567	973,603	7,501	1,168,671
Other liabilities	13,085	254,773	5,166	273,024

Total liabilities	200,652	1,228,376	12,667	1,441,695

Equity	¥267,430	¥1,034,649	¥34,936	¥1,337,015

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2011	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥225,393	¥1,276,877	¥20,362	¥1,522,632
Other assets, principally property, plant and equipment	100,796	974,543	26,452	1,101,791

Total assets	326,189	2,251,420	46,814	2,624,423

Current liabilities	127,984	912,678	8,247	1,048,909
Other liabilities	7,392	213,215	5,635	226,242

Total liabilities	135,376	1,125,893	13,882	1,275,151

Equity	¥190,813	¥1,125,527	¥32,932	¥1,349,272

	Yen (millions)
For the year ended March 31, 2009	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,064,366	¥3,988,672	¥28,823	¥5,081,861
Net income attributable to Honda’s affiliates	73,945	126,994	2,611	203,550

	Yen (millions)
For the year ended March 31, 2010	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥992,264	¥3,512,551	¥24,933	¥4,529,748
Net income attributable to Honda’s affiliates	83,467	137,471	2,684	223,622

	Yen (millions)
For the year ended March 31, 2011	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,189,024	¥3,857,890	¥24,572	¥5,071,486
Net income attributable to Honda’s affiliates	104,790	253,468	(1,436)	356,822

Significant investments in affiliates accounted for under the equity method at March 31, 2010 and 2011 are shown below:

As of March 31, 2010
Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
	Hero Honda Motors Ltd.	26.0%
Automobile	Guangqi Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2011
Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
Automobile	Guangqi Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

On March 22, 2011, Honda sold its investment in Hero Honda Motors Ltd. (HHML) with a book value of ¥34,275 million, which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner for ¥71,073 million cash consideration. In conjunction with the sale, the joint venture agreement with the partner was dissolved. In addition, Honda and HHML entered into a new licensing agreement that enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was ¥45,000 million, and will be paid by installments due through 2014. Total consideration received less interest, including the fair value attributable to the termination of certain obligations under the joint venture agreement, was allocated to each element using the relative selling price method in accordance with FASB Accounting Standards Codification 605 “Revenue Recognition”. As a result, the Company recognized revenue of ¥32,015 million related to the new licensing agreement in Net sales and other operating revenue, and a gain on sale of the investment of ¥46,756 million in Other income (expense) – Other, net.

There are no equity method affiliates that are in the financial services business.

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2010 and 2011 included in retained earnings was ¥366,592 million and ¥379,179 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2010 and 2011, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2011. Honda mainly purchases materials, supplies and services from affiliates, and sells finished goods, parts used in its products, equipment and services to affiliates.

	Yen (millions)
	2010	2011
Trade receivables from	¥152,215	¥131,974
Trade payables to	133,250	94,821

	Yen (millions)
	2009	2010	2011
Purchases from	¥948,442	¥771,349	¥789,701
Sales to	515,590	510,630	590,077

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Investments and Advances-Other

Investments and advances at March 31, 2010 and 2011 consist of the following:

	Yen (millions)
	2010	2011
Current
Corporate debt securities	¥31	¥331
U.S. government and agency debt securities	1,861	—
Advances	1,350	790
Certificates of deposit	—	1,366
Other	472	—

	¥3,714	¥2,487

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	2010	2011
Noncurrent
Auction rate securities (non-marketable)	¥10,041	¥6,948
Marketable equity securities	94,560	92,421
Government bonds	1,999	1,999
U.S. government and agency debt securities	14,875	37,029
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	969
Other	9,888	12,178
Guaranty deposits	25,452	23,735
Advances	1,517	1,159
Other	24,515	23,468

	¥184,847	¥199,906

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2010 and 2011 is summarized below:

	Yen (millions)
	2010	2011
Available-for-sale
Cost	¥51,045	¥46,017
Fair value	104,601	99,369
Gross unrealized gains	55,242	56,019
Gross unrealized losses	1,686	2,667

Held-to-maturity
Amortized cost	¥18,766	¥40,725
Fair value	18,862	40,649
Gross unrealized gains	98	91
Gross unrealized losses	2	167

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2011 are as follows:

Yen (millions)
Due within one year	¥1,697
Due after one year through five years	39,028
Due after five years through ten years	—

Total	¥40,725

Realized gains and losses from available-for-sale securities, included in other income (expense)-other, were ¥4,308 million net losses, ¥3 million net losses and ¥96 million net losses, for the years ended March 31, 2009, 2010 and 2011, respectively.

Gross unrealized losses on available-for-sale securities and held-to-maturity securities, and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 are as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥9,054	¥(1,516)
12 months or longer	7,759	(1,151)

	¥16,813	¥(2,667)

Held-to-maturity
Less than 12 months	¥31,042	¥(167)
12 months or longer	—	—

	¥31,042	¥(167)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(8) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2011 are as follows:

Years ending March 31	Yen (millions)
2012	¥241,097
2013	163,046
2014	60,470
2015	3,234
2016	505

Total future minimum lease rentals	¥468,352

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(9) Short-term and Long-term Debt

Short-term debt at March 31, 2010 and 2011 is as follows:

	Yen (millions)
	2010	2011
Short-term bank loans	¥260,648	¥268,600
Asset backed notes	37,719	35,908
Medium-term notes	129,903	184,437
Commercial paper	638,074	605,795

	¥1,066,344	¥1,094,740

The weighted average interest rates on short-term debt outstanding at March 31, 2010 and 2011 were 0.81% and 0.67%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2010 and 2011 is as follows:

	Yen (millions)
	2010	2011
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥298	¥240
0.76% Japanese yen unsecured bond due 2012	70,000	70,000

	70,298	70,240
Subsidiaries:
Loans, maturing through 2029:
Secured, principally from banks	17,336	19,827
Unsecured, principally from banks	881,872	804,396
Asset backed notes, maturing through 2015	311,222	453,802
0.66% Japanese yen unsecured bond due 2010	30,000	—
0.94% Japanese yen unsecured bond due 2010	30,000	—
1.30% Japanese yen unsecured bond due 2011	40,000	40,000
1.51% Japanese yen unsecured bond due 2011	30,000	30,000
1.48% Japanese yen unsecured bond due 2012	30,000	30,000
0.49% Japanese yen unsecured bond due 2012	20,000	20,000
1.31% Japanese yen unsecured bond due 2013	40,000	40,000
1.05% Japanese yen unsecured bond due 2014	30,000	30,000
0.56% Japanese yen unsecured bond due 2015	—	30,000
0.59% Japanese yen unsecured bond due 2015	—	30,000
4.20% Thai baht unsecured bond due 2010	8,610	—
4.72% Thai baht unsecured bond due 2011	3,731	3,575
Medium-term notes, maturing through 2023	1,498,379	1,408,960
Less unamortized discount, net	6,117	5,105

	2,965,033	2,935,455

Total long-term debt	3,035,331	3,005,695
Less current portion	722,296	962,455

	¥2,313,035	¥2,043,240

Pledged assets at March 31, 2010 and 2011 are as follows:

	Yen (millions)
	2010	2011
Trade accounts and notes receivable	¥8,655	¥13,808
Inventories	3,777	11,691
Other current assets	—	5,337
Property, plant and equipment	20,492	24,548
Finance subsidiaries-receivables(see note 1(c))	352,618	504,587

Certain loans are secured by trade accounts and notes receivable, inventories, other current assets and property, plant and equipment presented above and subject to collateralization upon request, and their interest

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

rates range from 0.59% to 15.13% per annum at March 31, 2011 and weighted average interest rates on total outstanding long-term debt at March 31, 2010 and 2011 were 3.73% and 2.29%, respectively. Asset backed notes are secured by finance subsidiaries-receivables, and their weighted average interest rates at March 31, 2010 and 2011 were 2.15% and 1.94% respectively. Medium-term notes are unsecured, and their interest rates range from 0.61% to 5.42% at March 31, 2010 and from 0.49% to 5.29% at March 31, 2011.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2011 and thereafter:

Years ending March 31	Yen (millions)
2012	¥962,455

2013	794,422
2014	575,521
2015	255,590
2016	299,961
After five years	117,746

2,043,240

Total	¥3,005,695

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets and other current assets and/or liabilities in the consolidated balance sheets, as appropriate (see notes 16 and 17).

At March 31, 2011, Honda had unused line of credit facilities amounting to ¥2,212,949 million, of which ¥598,472 million related to commercial paper programs and ¥1,614,477 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2011, the Company and its finance subsidiaries also had committed lines of credit amounting to ¥788,312 million, none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Other Liabilities

Other liabilities at March 31, 2010 and 2011 consist of the following:

	Yen (millions)
	2010	2011
Accrued liabilities for product warranty, excluding current portion	¥118,498	¥98,042
Pension and other postretirement benefits	581,418	542,917
Deferred income taxes	403,889	472,378
Other	336,715	263,193

	¥1,440,520	¥1,376,530

(11) Income Taxes

Total income tax expense (benefit) for each of the years in the three-year period ended March 31, 2011 are allocated as follows:

	Yen (millions)
	2009	2010	2011
Income from continuing operations	¥109,835	¥146,869	¥206,827
Other comprehensive income (loss) (note 15)	(58,302)	27,708	(4,708)

	¥51,533	¥174,577	¥202,119

Income (loss) before income taxes and equity in income of affiliates by domestic and foreign source for each of the years in the three-year period ended March 31, 2011 consisted of the following:

	Yen (millions)
	2009	2010	2011
Income (loss) before income taxes
Japanese	¥(132,652)	¥(24,723)	¥115,740
Foreign	294,386	360,921	514,808

	¥161,734	¥336,198	¥630,548

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income tax expense (benefit) for each of the years in the three-year period ended March 31, 2011 consisted of the following:

	Yen (millions)
	2009	2010	2011
Income taxes
Current
Japanese	¥2,829	¥9,209	¥(52,701)
Foreign	65,233	81,054	129,348

	¥68,062	¥90,263	¥76,647

Deferred
Japanese	¥7,654	¥(7,018)	¥22,324
Foreign	34,119	63,624	107,856

	¥41,773	¥56,606	¥130,180

Total
Japanese	¥10,483	¥2,191	¥(30,377)
Foreign	99,352	144,678	237,204

	¥109,835	¥146,869	¥206,827

Withholding taxes for dividends and royalties paid to foreign tax jurisdictions of ¥27,656 million and ¥27,424 million during the fiscal years ended March 31, 2009 and 2010, which were previously reported as Japanese current income taxes, have been corrected and included in Foreign current income taxes.

The statutory income tax rate in Japan was approximately 40% for each of the years in the three-year period ended March 31, 2011. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

The effective income tax rate for Honda for each of the years in the three-year period ended March 31, 2011 differs from the Japanese statutory income tax rate for the following reasons:

	2009	2010	2011
Statutory income tax rate	40.0%	40.0%	40.0%
Recognition of valuation allowance *1	17.3	6.2	2.3
Difference in statutory tax rates of foreign subsidiaries *2	(25.8)	(6.3)	(6.2)
Reversal of valuation allowance	(0.4)	(0.9)	(0.7)
Research and development credit	(1.7)	(0.3)	(0.3)
Dividend and royalty income from subsidiaries and affiliates, net of foreign tax credit *3	21.7	4.1	6.1
Undistributed earnings of subsidiaries and affiliates	11.6	3.7	2.8
Other adjustments relating to prior years	(5.9)	(1.6)	—
Adjustments for unrecognized tax benefits	11.5	0.6	(10.3)
Other	(0.4)	(1.8)	(0.9)

Effective tax rate	67.9%	43.7%	32.8%

*[1]

Due to the decrease in the amount of foreign tax credit carryforwards expected to be utilized in the future years, the Company had recorded a valuation allowance for the related deferred tax asset as of March 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

*[2]

Income before income taxes of foreign subsidiaries whose statutory income tax rate is lower than the statutory income tax rate of 40% in Japan accounted for a larger portion of Honda’s consolidated income before income taxes for the year ended March 31, 2009, which contributed to the lower effective tax rate.

*[3]

The Company did not utilize indirect foreign tax credit against dividend income from foreign subsidiaries and affiliates because of the decrease in taxable income for the year ended March 31, 2009, which resulted in the higher effective tax rate.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2011 are presented below:

	Yen (millions)
	2010	2011
Deferred tax assets:
Inventories	¥28,641	¥27,461
Allowance for dealers and customers	102,128	98,479
Accrued bonus	30,938	33,531
Property, plant and equipment	67,879	68,417
Foreign tax credit carryforwards	1,367	719
Operating loss carryforwards	112,675	69,441
Pension and other postretirement benefits	239,087	225,590
Other	136,275	156,636

Total gross deferred tax assets	718,990	680,274
Less valuation allowance	53,410	65,479

Net deferred tax assets	665,580	614,795

Deferred tax liabilities:
Inventories	(8,713)	(9,351)
Prepaid pension expenses	(26,971)	(19,948)
Property, plant and equipment, excluding lease transactions	(50,134)	(50,691)
Direct financing lease transactions	(27,768)	(16,181)
Operating lease transactions	(405,062)	(468,914)
Undistributed earnings of subsidiaries and affiliates	(108,933)	(100,389)
Net unrealized gains on available–for-sale securities	(20,057)	(19,737)
Other	(38,944)	(40,454)

Total gross deferred tax liabilities	(686,582)	(725,665)

Net deferred tax asset (liability)	¥(21,002)	¥(110,870)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred income tax assets and liabilities at March 31, 2010 and 2011 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2010	2011
Current assets-Deferred income taxes	¥176,604	¥202,291
Other assets	208,376	160,379
Other current liabilities	(2,093)	(1,162)
Other liabilities	(403,889)	(472,378)

Net deferred tax asset (liability)	¥(21,002)	¥(110,870)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2010 and 2011. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further decreases in consumer spending brought about by changes in consumer preferences and rising fuel prices, effects of the Great East Japan Earthquake or other factors. For the years ended March 31, 2009, 2010 and 2011, the net change in the total valuation allowance was an increase of ¥14,104 million, ¥4,872 million, and ¥12,069 million, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss and tax credit carryforwards.

At March 31, 2011, Honda has operating loss and tax credit carryforwards for income tax purposes of ¥209,470 million and ¥3,822 million, respectively, which are available to offset future taxable income and income taxes, if any. Periods available to offset future taxable income and income taxes vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Operating loss carryforwards:
Within 1 year	¥850
1 to 5 years	4,835
5 to 20 years	116,871
Indefinite periods	86,914

¥209,470

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Yen (millions)
Tax credit carryforwards:
Within 1 year	¥560
1 to 5 years	903
5 to 20 years	1,770
Indefinite periods	589

¥3,822

At March 31, 2010 and 2011, Honda did not recognize deferred tax liabilities of ¥104,239 million and ¥114,260 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries and foreign corporate joint ventures because such portions were considered indefinitely reinvested. At March 31, 2010 and 2011, the undistributed earnings not subject to deferred tax liabilities were ¥3,497,656 million and ¥3,718,929 million, respectively.

Honda’s unrecognized tax benefits totaled ¥125,771 million, ¥109,473 million and ¥46,265 million at March 31, 2009, 2010 and 2011, respectively. Of these amounts, the amounts that would impact Honda’s effective income tax rate, if recognized, are ¥103,982 million, ¥105,318 million and ¥41,264 million in fiscal years 2009, 2010 and 2011, respectively.

Recognized interest and penalties included in income tax expense for the years ended March 31, 2009, 2010 and 2011 were ¥3,604 million expense, ¥335 million benefit and ¥6,050 million benefit, respectively. Honda had recorded approximately ¥9,007 million and ¥2,685 million for accrued interest and accrued penalties at March 31, 2010 and 2011, respectively. Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31 are as follows:

	Yen (millions)
	2009	2010	2011
Balance at beginning of year	¥99,527	¥125,771	¥109,473
Additions for tax positions related to the current year	6,515	4,207	12,338
Additions for tax positions of prior years	22,137	2,422	7,280
Reductions for tax positions of prior years *	(1,948)	(20,225)	(71,519)
Settlements *	(7)	(716)	(9,191)
Reductions for statute of limitations	—	—	(8)
Effect of exchange rate changes	(453)	(1,986)	(2,108)

Balance at end of year	¥125,771	¥109,473	¥46,265

*	Due to mutual negotiated agreement regarding transfer pricing matters of overseas transaction between the Company and foreign affiliates, the Company has decreased a portion of unrecognized tax benefits during the year ended March 31, 2011.

Tax liabilities associated with uncertain tax positions are primarily classified as other noncurrent liabilities, as Honda does not expect to pay cash or settle on these positions within the next twelve months.

Honda has open tax years from primarily 2001 to 2011 with various significant taxing jurisdictions including the United States (fiscal years 2001-2011), Japan (fiscal years 2005-2011), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil, and Australia.

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

(12) Dividends and Legal Reserves

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

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2011 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share were ¥77, ¥34 and ¥51 for the years ended March 31, 2009, 2010 and 2011, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥15 per share aggregating ¥27,034 million proposed and resolved in the general shareholders’ meeting held in June 2011.

(13) Pension and Other Postretirement Benefits

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2010	2011	2010	2011
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,129,636)	¥(1,157,951)	¥(296,305)	¥(430,683)
Service cost	(37,215)	(35,209)	(15,210)	(18,113)
Interest cost	(22,593)	(23,159)	(23,135)	(24,165)
Plan participants’ contributions	—	—	(129)	(199)
Actuarial gain (loss)	(12,484)	(2,936)	(99,498)	(20,033)
Benefits paid	43,977	45,229	9,352	7,672
Amendment	—	—	(1,325)	—
Other	—	—	(7,162)	742
Foreign currency translation	—	—	2,729	38,620

Benefit obligations at end of year	(1,157,951)	(1,174,026)	(430,683)	(446,159)

Change in plan assets:
Fair value of plan assets at beginning of year	578,832	694,738	285,214	379,648
Actual return on plan assets	89,610	26,760	94,507	37,866
Employer contributions	70,273	72,076	11,405	20,617
Plan participants’ contributions	—	—	129	199
Benefits paid	(43,977)	(45,229)	(9,352)	(7,672)
Foreign currency translation	—	—	(2,255)	(35,093)

Fair value of plan assets at end of year	694,738	748,345	379,648	395,565

Funded status	(463,213)	(425,681)	(51,035)	(50,594)

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥1,259	¥1,171	¥9,479	¥4,735
Current liabilities	(360)	(403)	(21)	(86)
Noncurrent liabilities	(464,112)	(426,449)	(60,493)	(55,243)

Total	(463,213)	(425,681)	(51,035)	(50,594)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Actuarial loss (gain)	¥458,609	¥436,688	¥132,730	¥135,868
Net transition obligation	—	—	171	140
Prior service cost (benefit)	(170,583)	(154,279)	537	532

Total	288,026	282,409	133,438	136,540

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,147,349)	¥(1,156,330)	¥(368,470)	¥(298,015)
Accumulated benefit obligations	(1,070,640)	(1,086,774)	(317,593)	(273,168)
Fair value of plan assets	683,298	731,018	307,988	263,553

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligations for all Japanese defined benefit plans at March 31, 2010 and 2011 were ¥1,079,634 million and ¥1,101,299 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2010 and 2011 were ¥369,595 million and ¥386,686 million, respectively.

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Pension expense and other amounts recognized in other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2011 include the following:

	Yen (millions)
	2009	2010	2011
Japanese plans:
Pension Cost
Service cost-benefits earned during the year	¥41,175	¥37,215	¥35,209
Interest cost on projected benefit obligations	24,201	22,593	23,159
Expected return on plan assets	(30,213)	(22,080)	(22,972)
Amortization of actuarial loss (gain)	21,316	27,288	21,871
Amortization of prior service cost (benefit)	(9,543)	(16,304)	(16,304)

	¥46,936	¥48,712	¥40,963

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	157,347	(56,262)	(50)
Amortization of actuarial loss (gain)	(21,316)	(27,288)	(21,871)
Prior service cost (benefit)	(135,212)	—	—
Amortization of prior service cost (benefit)	9,543	16,304	16,304

	¥10,362	¥(67,246)	¥(5,617)

Total recognized in Pension cost and Other comprehensive income (loss)	¥57,298	¥(18,534)	¥35,346

Foreign plans:
Pension Cost
Service cost-benefits earned during the year	¥27,198	¥15,210	¥18,113
Interest cost on projected benefit obligations	26,558	23,135	24,165
Expected return on plan assets	(38,297)	(27,675)	(27,332)
Amortization of actuarial loss (gain)	433	1,403	5,422
Amortization of net transition Obligation	32	31	31
Amortization of prior service cost (benefit)	808	(44)	5
Other	4,582	7,162	382

	¥21,314	¥19,222	¥20,786

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	83,040	32,479	8,560
Amortization of actuarial loss (gain)	(433)	(1,403)	(5,422)
Amortization of net transition obligation	(32)	(31)	(31)
Prior service cost (benefit)	(6,932)	989	—
Amortization of prior service cost (benefit)	(808)	44	(5)
Other	(808)	—	—

	¥74,027	¥32,078	¥3,102

Total recognized in Pension cost and Other comprehensive income (loss)	¥95,341	¥51,300	¥23,888

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated actuarial loss and prior service benefit for all Japanese defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥20,367 million and ¥16,304 million, respectively. And the estimated actuarial loss, net transition obligation and prior service cost for all foreign defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥6,135 million, ¥33 million and ¥7 million, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligation at March 31, 2010 and 2011 were as follows:

	2010	2011
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.2%

Foreign plans:
Discount rate	5.6 ~ 6.5%	5.5 ~ 6.0%
Rate of salary increase	1.5 ~ 5.3%	1.5 ~ 4.6%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2011 were as follows:

	2009	2010	2011
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.3%	2.3%
Expected long-term rate of return	4.0%	3.0%	3.0%

Foreign plans:
Discount rate	5.5 ~ 6.8%	6.9 ~ 8.0%	5.6 ~ 6.5%
Rate of salary increase	2.9 ~ 6.4%	1.5 ~ 6.4%	1.5 ~ 5.3%
Expected long-term rate of return	6.5 ~ 8.0%	6.5 ~ 8.0%	6.5 ~ 8.0%

Honda determines the expected long-term rate of return based on its investment policies. Honda considers the eligible investment assets under its investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories.

Measurement date

Honda uses the balance sheet date as the measurement date for its plans. Beginning in the year ended March 31, 2009, certain foreign subsidiaries of the Company changed their measurement date from December 31 to March 31 under the FASB Accounting Standards Codification (ASC) 715-30-35 “Compensation — Retirement Benefits-Defined Benefit Plans — Pension-Subsequent Measurement”. The effect of the change, which was immaterial, was included in pension cost and other comprehensive income (loss) in the consolidated financial statements for the year ended March 31, 2009.

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

The following tables present the fair value of the Japanese pension plan assets by asset category as of March 31, 2010 and 2011.

	Yen (millions)
As of March 31, 2010	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥12,222	¥—	¥—	¥12,222
Short-term investments	—	763	—	763
Equity securities	221,048	—	139	221,187
Corporate bonds	3,086	3,205	229	6,520
Government, agency and local bonds	170,302	82,542	274	253,118
Group annuity insurance:
General accounts	—	9,257	—	9,257
Separate accounts	—	13,069	—	13,069
Pooled funds:
Hedge funds	—	—	28,444	28,444
Commingled and other mutual funds	316	160,669	—	160,985
Derivative instruments	(49)	(10,778)	—	(10,827)

Total	¥406,925	¥258,727	¥29,086	¥694,738

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥24,458	¥—	¥—	¥24,458
Equity securities	222,184	4	260	222,448
Corporate bonds	4,766	2,173	1,022	7,961
Government, agency and local bonds	180,841	76,329	—	257,170
Group annuity insurance:
General accounts	—	14,029	—	14,029
Separate accounts	—	12,906	—	12,906
Pooled funds:
Hedge funds	—	—	55,464	55,464
Commingled and other mutual funds	415	158,754	686	159,855
Derivative instruments	255	(6,201)	—	(5,946)

Total	¥432,919	¥257,994	¥57,432	¥748,345

*	Information about three hierarchy levels is described in note 16.

The following tables present a reconciliation during the year ended March 31, 2010 and 2011 for Level 3 Japanese pension plan assets.

	Yen (millions)
				Pooled funds	Total
For the year ended March 31, 2010	Equity securities	Corporate bonds	Government, agency and local bonds	Hedge funds
Balance at beginning of year	¥114	¥332	¥1,304	¥72,660	¥74,410
Actual return on plan assets:
Relating to assets still held at the reporting date	15	69	7	1,805	1,896
Relating to assets sold during the period	16	25	359	285	685
Purchases, sales and settlements, net	(6)	(402)	(1,396)	(46,306)	(48,110)
Transfers in and/or out of Level 3	—	205	—	—	205

Balance at end of year	¥139	¥229	¥274	¥28,444	¥29,086

For the year ended March 31, 2011	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds		Total
				Hedge funds	Commingled and other mutual funds
Balance at beginning of year	¥139	¥229	¥274	¥28,444	¥—	¥29,086
Actual return on plan assets:
Relating to assets still held at the reporting date	(56)	—	—	(276)	—	(332)
Relating to assets sold during the period	(7)	19	—	(133)	—	(121)
Purchases, sales and settlements, net	290	931	—	27,429	686	29,336
Transfers in and/or out of Level 3	(106)	(157)	(274)	—	—	(537)

Balance at end of year	¥260	¥1,022	¥—	¥55,464	¥686	¥57,432

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The major valuation methodologies for Japanese pension plan assets are as follows:

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2010 and 2011, this class includes approximately 13% and 11% of Japanese equity securities, 43% and 41% of United States equity securities and 44% and 48% of other foreign equity securities, respectively.

Fair value measurement for corporate, government, agency and local bonds of which fair value is estimated using quoted market prices is classified as Level 1. Fair value measurement for the assets of which fair value is estimated based on market observable inputs such as market interest rates and conditions of issuances is classified as Level 2. At March 31, 2010 and 2011, this class includes approximately 26% and 27% of Japanese bonds, 23% and 22% of United States bonds and 51% and 51% of other foreign bonds, respectively.

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

Derivative instruments mainly consist of foreign exchange instruments and fair value of derivative instruments is estimated based on market observable inputs such as foreign exchange rates. Fair value measurement for derivative instruments is mainly classified as Level 2. At March 31, 2010 and 2011, on a gross basis, asset position is ¥1,525 million and ¥2,813 million and liability position is ¥12,352 million and ¥8,759 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present the fair value of the foreign pension plan assets by asset category as of March 31, 2010 and 2011.

As of March 31, 2010	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥2,083	¥—	¥—	¥2,083
Short-term investments	—	15,962	—	15,962
Equity securities	161,462	1	208	161,671
Corporate bonds	6	37,254	278	37,538
Government, agency and local bonds	2,651	35,470	3,966	42,087
Pooled funds:
Real estate funds	—	—	5,366	5,366
Private equity funds	—	—	5,228	5,228
Commingled and other mutual funds	—	104,360	27	104,387
Derivative instruments	(3)	(31)	(1)	(35)
Asset backed securities	—	4,955	406	5,361

Total	¥166,199	¥197,971	¥15,478	¥379,648

As of March 31, 2011	Yen (millions)
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥4,266	¥—	¥—	¥4,266
Short-term investments	235	5,684	—	5,919
Equity securities	140,404	57	—	140,461
Corporate bonds	—	44,838	47	44,885
Government, agency and local bonds	2,597	41,995	100	44,692
Pooled funds:
Real estate funds	—	—	11,698	11,698
Private equity funds	—	—	7,952	7,952
Hedge funds	—	—	7,148	7,148
Commingled and other mutual funds	—	118,579	1,354	119,933
Derivative instruments	(7)	(169)	1	(175)
Asset backed securities	—	8,692	94	8,786

Total	¥147,495	¥219,676	¥28,394	¥395,565

*	Information about three hierarchy levels is described in note 16.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present a reconciliation during the year ended March 31, 2010 and 2011 for Level 3 foreign pension plan assets.

	Yen (millions)
				Pooled funds
For the year ended March 31, 2010	Equity securities	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Commingled and other mutual funds	Derivative instruments	Asset backed securities	Total
Balance at beginning of year	¥8	¥586	¥2,979	¥3,514	¥—	¥—	¥1	¥—	¥7,088
Actual return on plan assets:
Relating to assets still held at the reporting date	8	32	152	(233)	233	10	—	5	207
Relating to assets sold during the period	(1)	52	93	—	—	—	3	—	147
Purchases, sales and settlements, net	193	(136)	982	94	5,114	14	(5)	399	6,655
Transfers in and/or out of Level 3	—	(225)	(86)	1,996	—	2	—	—	1,687
Foreign currency translation	—	(31)	(154)	(5)	(119)	1	—	2	(306)

Balance at end of year	¥208	¥278	¥3,966	¥5,366	¥5,228	¥27	¥(1)	¥406	¥15,478

	Yen (millions)
				Pooled funds
For the year ended March 31, 2011	Equity securities	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Asset backed securities	Total
Balance at beginning of year	¥208	¥278	¥3,966	¥5,366	¥5,228	¥—	¥27	¥(1)	¥406	¥15,478
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	7	634	913	225	—	—	9	1,788
Relating to assets sold during the period	(3)	(34)	268	—	—	—	(2)	1	5	235
Purchases, sales and settlements, net	(190)	(175)	(3,840)	6,165	4,690	7,143	737	2	(267)	14,265
Transfers in and/or out of Level 3	1	1	14	6	(2,425)	—	586	—	(24)	(1,841)
Foreign currency translation	(16)	(23)	(315)	(473)	(454)	(220)	6	(1)	(35)	(1,531)

Balance at end of year	¥—	¥47	¥100	¥11,698	¥7,952	¥7,148	¥1,354	¥1	¥94	¥28,394

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The major valuation methodologies for foreign pension plan assets are as follows:

Fair value of short-term investments is mainly estimated based on market observable inputs. Fair value measurement for short-term investments is mainly classified as Level 2.

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2010 and 2011, this class includes approximately 8% and 7% of Japanese equity securities, 48% and 44% of United States equity securities and 44% and 49% of other foreign equity securities, respectively.

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

Cash flows

Contributions

Honda expects to contribute ¥71,288 million to its Japanese pension plans and ¥21,527 million to its foreign pension plans in the year ending March 31, 2012.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Estimated future benefit payment

The following table presents estimated future gross benefit payments:

Years ending March 31:	Yen (millions)
	Japanese plans	Foreign plans
2012	41,519	8,102
2013	41,562	8,783
2014	43,307	9,857
2015	43,899	11,241
2016	46,024	12,663
2017-2021	265,113	103,045

Certain of the Company’s subsidiaries in North America provide health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

(14) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2009	2010	2011
Cash paid (provided), net during the year for:
Interest	¥211,298	¥154,814	¥128,401
Income taxes	160,631	(229)	174,092

During the fiscal year ended March 31, 2011, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥80,417 million based on the resolution of board of directors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2011 are as follows:

	Yen (millions)
	2009	2010	2011
Adjustments from foreign currency translation:
Balance at beginning of year	¥(591,269)	¥(1,068,585)	¥(977,488)
Adjustments for the year	(477,316)	91,097	(290,745)

Balance at end of year	(1,068,585)	(977,488)	(1,268,233)

Net unrealized gains on available-for-sale securities:
Balance at beginning of year	31,680	6,617	29,724
Reclassification adjustments for realized (gain) loss on available-for-sale securities	17,372	353	70
Increase (decrease) in net unrealized gains on available-for-sale securities	(42,435)	22,754	505

Balance at end of year	6,617	29,724	30,299

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	460	—	(324)
Reclassification adjustments for realized (gain) loss on derivative instruments	(412)	194	(646)
Increase (decrease) in net unrealized gains on derivative instruments	(48)	(518)	814

Balance at end of year	—	(324)	(156)

Pension and other postretirement benefits adjustment*
Balance at beginning of year	(223,069)	(260,860)	(260,074)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	8,958	7,581	7,739
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(46,749)	(6,795)	(4,955)

Balance at end of year	(260,860)	(260,074)	(257,290)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(782,198)	(1,322,828)	(1,208,162)
Adjustments for the year	(540,630)	114,666	(287,218)

Balance at end of year	¥(1,322,828)	¥(1,208,162)	¥(1,495,380)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 11)	Net-of-tax amount
2009:
Adjustments from foreign currency translation	¥(491,509)	¥14,193	¥(477,316)
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	(70,280)	27,845	(42,435)
Reclassification adjustments for losses (gains) realized in net income	28,311	(10,939)	17,372

Net unrealized gains (losses)	(41,969)	16,906	(25,063)

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(80)	32	(48)
Reclassification adjustments for losses (gains) realized in net income	(688)	276	(412)

Net unrealized gains (losses)	(768)	308	(460)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(79,119)	32,370	(46,749)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	14,433	(5,475)	8,958

Net unrealized gains (losses)	(64,686)	26,895	(37,791)

Other comprehensive income (loss)	¥(598,932)	¥58,302	¥(540,630)

2010:
Adjustments from foreign currency translation	¥87,644	¥3,453	¥91,097
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	35,581	(12,827)	22,754
Reclassification adjustments for losses (gains) realized in net income	588	(235)	353

Net unrealized gains (losses)	36,169	(13,062)	23,107

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(865)	347	(518)
Reclassification adjustments for losses (gains) realized in net income	324	(130)	194

Net unrealized gains (losses)	(541)	217	(324)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	6,773	(13,568)	(6,795)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	12,329	(4,748)	7,581

Net unrealized gains (losses)	19,102	(18,316)	786

Other comprehensive income (loss)	¥142,374	¥(27,708)	¥114,666

2011:
Adjustments from foreign currency translation	¥(292,106)	¥1,361	¥(290,745)
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	193	312	505
Reclassification adjustments for losses (gains) realized in net income	116	(46)	70

Net unrealized gains (losses)	309	266	575

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	1,359	(545)	814
Reclassification adjustments for losses (gains) realized in net income	(1,077)	431	(646)

Net unrealized gains (losses)	282	(114)	168

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(12,220)	7,265	(4,955)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	11,809	(4,070)	7,739

Net unrealized gains (losses)	(411)	3,195	2,784

Other comprehensive income (loss)	¥(291,926)	¥4,708	¥(287,218)

*	The primary components of other comprehensive income (loss) for Pension and other postretirement benefits adjustment are actuarial gains or losses and prior service benefits or costs (see note 13).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Fair Value Measurements

Honda applies the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This standard establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

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

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and 2011.

	Yen (millions)
As of March 31, 2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥27,555	¥27,555	¥—	¥27,555
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	—	70,905	—	70,905	—	—
Interest rate instruments (notes 1(q) and 17)	—	35,352	1,025	36,377	—	—

Total derivative instruments	—	106,257	1,025	107,282	(44,417)	62,865

Available-for-sale securities
Marketable equity securities	94,560	—	—	94,560	—	94,560
Auction rate securities	—	—	10,041	10,041	—	10,041

Total available-for-sale securities	94,560	—	10,041	104,601	—	104,601

Total	¥94,560	¥106,257	¥38,621	¥239,438	¥(44,417)	¥195,021

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(23,432)	¥—	¥(23,432)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(61,087)	—	(61,087)	—	—

Total derivative instruments	—	(84,519)	—	(84,519)	44,417	(40,102)

Total	¥—	¥(84,519)	¥—	¥(84,519)	¥44,417	¥(40,102)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2011	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥—	¥—	¥—	¥—
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	—	57,880	—	57,880	—	—
Interest rate instruments (notes 1(q) and 17)	—	29,759	154	29,913	—	—

Total derivative instruments	—	87,639	154	87,793	(26,641)	61,152

Available-for-sale securities
Marketable equity securities	92,421	—	—	92,421	—	92,421
Auction rate securities	—	—	6,948	6,948	—	6,948

Total available-for-sale securities	92,421	—	6,948	99,369	—	99,369

Total	¥92,421	¥87,639	¥7,102	¥187,162	¥(26,641)	¥160,521

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(15,712)	¥—	¥(15,712)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(32,435)	(155)	(32,590)	—	—

Total derivative instruments	—	(48,147)	(155)	(48,302)	26,641	(21,661)

Total	¥—	¥(48,147)	¥(155)	¥(48,302)	¥26,641	¥(21,661)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The following tables present a reconciliation during the year ended March 31, 2010 and 2011 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
For the year ended March 31, 2010	Retained interests in securitizations	Interest rate instruments (notes 1(q) and 17)	Auction rate securities	Total
Balance at beginning of year	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	8,990	1,164	—	10,154
Included in other comprehensive income (loss)	—	—	1,746	1,746
Purchases, issuances, and settlements, net	(25,706)	(2,341)	(1,155)	(29,202)
Foreign currency translation	(1,377)	(92)	(456)	(1,925)

Balance at end of year	¥27,555	¥1,025	¥10,041	¥38,621

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥4,834	¥625	¥—	¥5,459
Included in other comprehensive income (loss)	—	—	1,746	1,746

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2011	Retained interests in securitizations	Interest rate instruments (notes 1(q) and 17)	Auction rate securities	Total
Balance at beginning of year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities (notes 1(c) and 4)	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	2	(96)	(94)
Included in other comprehensive income (loss)	—	—	349	349
Purchases, issuances, and settlements, net	—	—	(2,329)	(2,329)
Foreign currency translation	—	(1)	(1,017)	(1,018)

Balance at end of year	¥—	¥(1)	¥6,948	¥6,947

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	67	67

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, were included in net sales and other operating revenue in the consolidated statements of income for the year ended March 31, 2010.

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

Foreign exchange and interest rate instruments (see notes 1(q) and 17)

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

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. The ARS market had been illiquid as of March 31, 2010 and 2011, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted future cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have significant financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2010 and 2011.

Honda also adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which is now codified in the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” for nonfinancial assets and nonfinancial liabilities, recognized or disclosed at fair value in the financial statements on a nonrecurring basis effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2010 and 2011.

Honda has not elected the fair value option for the fiscal year ended March 31, 2010 and 2011.

The estimated fair values of significant financial instruments at March 31, 2010 and 2011 are as follows:

	Yen (millions)
	2010		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥3,569,760	¥3,638,964	¥3,642,235	¥3,701,218
Held-to-maturity securities	18,766	18,862	40,725	40,649
Debt	(4,101,675)	(4,191,389)	(4,100,435)	(4,159,300)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2010 and 2011 in the table exclude ¥411,228 million and ¥333,979 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2010 and 2011 in the table also include ¥519,495 million and ¥496,233 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

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

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair values of Government bonds and U.S. government and agency debt securities were estimated by using quoted market prices. The carrying amount of certificates of deposit approximates fair value because of the short maturity of the instrument.

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

(17) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see notes 1(q) and 16) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2010 and 2011 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	2010	2011
Foreign currency forward exchange contracts	¥26,542	¥15,050

Foreign exchange instruments	¥26,542	¥15,050

Derivatives not designated as hedging instruments:

	Yen (millions)
	2010	2011
Foreign currency forward exchange contracts	¥552,585	¥611,359
Foreign currency option contracts	92,965	44,237
Currency swap agreements	718,964	549,099

Foreign exchange instruments	¥1,364,514	¥1,204,695

Interest rate swap agreements	¥3,806,091	¥3,566,605

Interest rate instruments	¥3,806,091	¥3,566,605

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2010 and 2011 were ¥324 million loss and ¥156 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) at year end are expected to be recognized in earnings within the next twelve months.

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

The estimated fair values of derivative instruments at March 31, 2010 and 2011 are as follows.

As of March 31, 2010

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33	¥(646)	¥33	¥—	¥(646)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥70,872	¥(22,786)	¥29,105	¥29,608	¥(10,627)
Interest rate instruments	36,377	(61,087)	594	3,525	(28,829)

Total	¥107,249	¥(83,873)	¥29,699	¥33,133	¥(39,456)

Netting adjustment	(44,417)	44,417

Net amount	¥62,832	¥(39,456)

As of March 31, 2011

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(114)	¥—	¥—	¥(114)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥57,880	¥(15,598)	¥20,174	¥31,702	¥(9,594)
Interest rate instruments	29,913	(32,590)	(2,082)	11,358	(11,953)

Total	¥87,793	¥(48,188)	¥18,092	¥43,060	¥(21,547)

Netting adjustment	(26,641)	26,641

Net amount	¥61,152	¥(21,547)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations each of the years in the three-year period ended March 31, 2011 are as follows:

For the year ended March 31, 2009

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

For the year ended March 31, 2010

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

For the year ended March 31, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥1,359	Other income (expenses) – Other, net	¥1,077	Other income (expenses) – Other, net	¥128

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥75,591
Interest rate instruments	Other income (expenses) – Other, net	(15,938)

Total		¥59,653

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation. (see note 1(p))

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(18) Commitments and Contingent Liabilities

At March 31, 2011, Honda had commitments for purchases of property, plant and equipment of approximately ¥28,466 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2010 and 2011, Honda has guaranteed ¥31,772 million and ¥30,393 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥31,772 million and ¥30,393 million, respectively, at March 31, 2010 and 2011. At March 31, 2011, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2011 are as follow:

	Yen (millions)
	2010	2011
Balance at beginning of year	¥233,979	¥226,038
Warranty claims paid during the period	(86,886)	(82,080)
Liabilities accrued for warranties issued during the period	79,520	84,920
Changes in liabilities for pre-existing warranties during the period	(3,571)	(3,550)
Foreign currency translation	2,996	(11,385)

Balance at end of year	¥226,038	¥213,943

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 6 purported class actions in the United States. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 6 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(19) Leases

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2011 are as follows:

Years ending March 31	Yen (millions)
2012	¥19,100
2013	13,498
2014	10,872
2015	8,205
2016	6,910
After five years	44,198

Total minimum lease payments	¥102,783

Rental expenses under operating leases were ¥47,921 million, ¥42,435 million and ¥38,641 million, for the years ended March 31, 2009, 2010 and 2011, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(20) Allowances for Trade Receivable, Finance Subsidiaries-receivables and Other Assets

The allowances for trade receivable, finance subsidiaries-receivables and other assets for the years ended March 31, 2009, 2010 and 2011 are set forth in the following table:

	Yen (millions)
		Additions	Deductions
	Balance at beginning of period	Charged to costs and expenses	Bad debts written off	Foreign currency translation	Balance at end of period
March 31, 2009:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,181	¥3,700	¥2,625	¥(1,801)	¥7,455

Finance subsidiaries-receivables
Allowance for credit losses	¥33,354	¥53,981	¥49,609	¥(2,109)	¥35,617
Allowance for losses on lease residual values	24,887	23,035	26,390	(1,139)	20,393

	¥58,241	¥77,016	¥75,999	¥(3,248)	¥56,010

Other assets
Allowance for doubtful accounts	¥3,386	¥7,367	¥1,177	¥(436)	¥9,140

March 31, 2010:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,455	¥4,039	¥3,268	¥329	¥8,555

Finance subsidiaries-receivables
Allowance for credit losses	¥35,617	¥32,913	¥32,053	¥(1,550)	¥34,927
Allowance for losses on lease residual values	20,393	7,149	18,716	427	9,253

	¥56,010	¥40,062	¥50,769	¥(1,123)	¥44,180

Other assets
Allowance for doubtful accounts	¥9,140	¥1,294	¥1,395	¥280	¥9,319

March 31, 2011:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,555	¥3,625	¥3,849	¥(427)	¥7,904

Finance subsidiaries-receivables
Allowance for credit losses(*)	¥35,823	¥10,146	¥18,302	¥(2,777)	¥24,890
Allowance for losses on lease residual values	9,253	3,159	4,611	(576)	7,225

	¥45,076	¥13,305	¥22,913	¥(3,353)	¥32,115

Other assets
Allowance for doubtful accounts	¥9,319	¥15,839	¥1,734	¥(149)	¥23,275

*	Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1,2010. Upon the adoption of these standards, ten former QSPEs that were not consolidated as of March 31, 2010 were consolidated by the Company as of April 1, 2010. Allowance for credit losses at beginning of the fiscal year ended March 31, 2011 includes the impact of the adoption of these standards. Therefore, the amount does not correspond to the balance at end of the fiscal year ended March 31,2010. (see note 1(c))

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), and relevant parts	Research & Development Manufacturing Sales and related services
Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Segment Information

As of and for the year ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,411,511	¥7,674,404	¥582,261	¥343,065	¥10,011,241	¥—	¥—	¥10,011,241
Intersegment	—	—	14,264	25,840	40,104	(40,104)	—	—

Total	¥1,411,511	¥7,674,404	¥596,525	¥368,905	¥10,051,345	¥(40,104)	¥—	¥10,011,241
Cost of sales, SG&A and R&D expenses	1,311,598	7,649,861	515,854	384,389	9,861,702	(40,104)	—	9,821,598

Segment income (loss)	¥99,913	¥24,543	¥80,671	¥(15,484)	¥189,643	¥—	¥—	¥189,643

Equity in income of affiliates	¥26,105	¥71,709	¥—	¥1,220	¥99,034	¥—	¥—	¥99,034
Assets	¥1,047,112	¥5,219,408	¥5,735,716	¥275,607	¥12,277,843	¥(458,926)	¥—	¥11,818,917
Investments in affiliates	¥107,431	¥379,068	¥—	¥16,247	¥502,746	¥—	¥—	¥502,746
Depreciation and amortization	¥51,200	¥373,295	¥199,324	¥13,825	¥637,644	¥—	¥—	¥637,644
Capital expenditures	¥90,401	¥523,593	¥671,127	¥16,920	¥1,302,041	¥—	¥—	¥1,302,041
Damaged and impairment losses on long-lived assets and goodwill	¥413	¥18,874	¥18,528	¥2,310	¥40,125	¥—	¥—	¥40,125
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥77,016	¥—	¥77,016	¥—	¥—	¥77,016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,140,292	¥6,554,848	¥606,352	¥277,682	¥8,579,174	¥—	¥—	¥8,579,174
Intersegment	—	—	12,459	26,936	39,395	(39,395)	—	—

Total	¥1,140,292	¥6,554,848	¥618,811	¥304,618	¥8,618,569	¥(39,395)	¥—	¥8,579,174
Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	321,339	8,254,794	(39,395)	—	8,215,399

Segment income (loss)	¥58,837	¥126,758	¥194,901	¥(16,721)	¥363,775	¥—	¥—	¥363,775

Equity in income of affiliates	¥23,131	¥69,082	¥—	¥1,069	¥93,282	¥—	¥—	¥93,282
Assets	¥1,025,665	¥5,044,247	¥5,541,788	¥281,966	¥11,893,666	¥(264,551)	¥—	¥11,629,115
Investments in affiliates	¥103,032	¥334,875	¥—	¥16,821	¥454,728	¥—	¥—	¥454,728
Depreciation and amortization	¥48,683	¥337,787	¥230,453	¥12,751	¥629,674	¥—	¥—	¥629,674
Capital expenditures	¥38,332	¥284,586	¥546,342	¥23,748	¥893,008	¥—	¥—	¥893,008
Damaged and impairment losses on long-lived assets and goodwill	¥—	¥548	¥3,312	¥—	¥3,860	¥—	¥—	¥3,860
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥40,062	¥—	¥40,062	¥—	¥—	¥40,062

As of and for the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,288,194	¥6,794,098	¥561,896	¥292,679	¥8,936,867	¥—	¥—	¥8,936,867
Intersegment	—	8,218	11,562	25,600	45,380	(45,380)	—	—

Total	¥1,288,194	¥6,802,316	¥573,458	¥318,279	¥8,982,247	¥(45,380)	¥—	¥8,936,867
Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	323,804	8,398,349	(45,380)	14,123	8,367,092

Segment income (loss)	¥138,594	¥264,550	¥186,279	¥(5,525)	¥583,898	¥—	¥(14,123)	¥569,775

Equity in income of affiliates	¥40,471	¥100,018	¥—	¥(733)	¥139,756	¥—	¥—	¥139,756
Assets	¥933,671	¥4,883,029	¥5,572,152	¥290,730	¥11,679,582	¥(108,708)	¥—	¥11,570,874
Investments in affiliates	¥76,280	¥341,955	¥—	¥16,756	¥434,991	¥—	¥—	¥434,991
Depreciation and amortization	¥40,324	¥296,364	¥213,805	¥13,146	¥563,639	¥—	¥—	¥563,639
Capital expenditures	¥37,084	¥273,502	¥800,491	¥13,963	¥1,125,040	¥—	¥—	¥1,125,040
Damaged and impairment losses on long-lived assets and goodwill	¥59	¥16,774	¥835	¥—	¥17,668	¥—	¥—	¥17,668
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥13,305	¥—	¥13,305	¥—	¥—	¥13,305

Explanatory notes:

1.

Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except Other Adjustments,

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

which is out-of-period adjustments. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. The amount of out-of-period adjustments are not reported to or used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in the Power product and other businesses but as Other Adjustments for the year ended March 31, 2011. For further information on Other Adjustments, see note 1(t).

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥257,291 million as of March 31, 2009, ¥338,135 million as of March 31, 2010, and ¥453,116 million as of March 31, 2011, which consist primarily of cash and cash equivalents and available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.
5.	Depreciation and amortization of the Financial Services Business include ¥ 195,776 million for the year ended March 31, 2009, ¥ 227,931 million for the year ended March 31, 2010 and ¥212,143 million for the year ended March 31, 2011, respectively, of depreciation of property on operating leases.
6.	Capital expenditures of the Financial Services Business includes ¥668,128 million for the year ended March 31, 2009, ¥544,027 million for the year ended March 31, 2010 and ¥798,420 million for the year ended March 31, 2011, respectively, purchases of operating lease assets.
7.	For the year ended March 31, 2011, substantially all of the ¥45,720 million of the costs and expenses resulting from the Great East Japan Earthquake are included in Cost of sales, SG&A and R&D expenses of the Automobile business.

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	2009	2010	2011
Motorcycles and relevant parts	¥1,323,259	¥1,079,165	¥1,225,098
All-terrain vehicles (ATVs) and relevant parts	88,252	61,127	63,096
Automobiles and relevant parts	7,674,404	6,554,848	6,794,098
Financial, insurance services	582,261	606,352	561,896
Power products and relevant parts	224,648	188,014	202,838
Others	118,417	89,668	89,841

Total	¥10,011,241	¥8,579,174	¥8,936,867

Geographical Information

As of and for the year ended March 31, 2009

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥1,871,962	¥3,990,729	¥4,148,550	¥10,011,241
Long-lived assets	¥1,140,316	¥1,835,163	¥566,445	¥3,541,924

As of and for the year ended March 31, 2010

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥1,864,513	¥3,294,758	¥3,419,903	¥8,579,174
Long-lived assets	¥1,113,386	¥1,767,879	¥603,881	¥3,485,146

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥1,834,003	¥3,504,765	¥3,598,099	¥8,936,867
Long-lived assets	¥1,053,168	¥1,766,814	¥571,591	¥3,391,573

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,871,962	¥4,534,684	¥1,191,540	¥1,335,091	¥1,077,964	¥10,011,241	¥—	¥—	¥10,011,241
Transfers between geographic areas	2,290,625	244,440	87,362	273,140	66,256	2,961,823	(2,961,823)	—	—

Total	¥4,162,587	¥4,779,124	¥1,278,902	¥1,608,231	¥1,144,220	¥12,973,064	¥(2,961,823)	¥—	¥10,011,241
Cost of sales, SG&A and R&D expenses	4,324,203	4,699,422	1,268,701	1,504,628	1,009,158	12,806,112	(2,984,514)	—	9,821,598

Operating income (loss)	¥(161,616)	¥79,702	¥10,201	¥103,603	¥135,062	¥166,952	¥22,691	¥—	¥189,643

Assets	¥3,078,478	¥6,547,880	¥766,594	¥1,016,059	¥450,081	¥11,859,092	¥(40,175)	¥—	¥11,818,917
Long-lived assets	¥1,140,316	¥1,918,579	¥110,543	¥253,113	¥119,373	¥3,541,924	¥—	¥—	¥3,541,924

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,864,513	¥3,752,417	¥769,857	¥1,320,047	¥872,340	¥8,579,174	¥—	¥—	¥8,579,174
Transfers between geographic areas	1,441,264	155,799	55,615	198,533	24,151	1,875,362	(1,875,362)	—	—

Total	¥3,305,777	¥3,908,216	¥825,472	¥1,518,580	¥896,491	¥10,454,536	¥(1,875,362)	¥—	¥8,579,174
Cost of sales, SG&A and R&D expenses	3,334,912	3,671,837	836,344	1,405,574	850,683	10,099,350	(1,883,951)	—	8,215,399

Operating income (loss)	¥(29,135)	¥236,379	¥(10,872)	¥113,006	¥45,808	¥355,186	¥8,589	¥—	¥363,775

Assets	¥2,947,764	¥6,319,896	¥591,423	¥1,050,727	¥619,345	¥11,529,155	¥99,960	¥—	¥11,629,115
Long-lived assets	¥1,113,386	¥1,861,596	¥107,262	¥240,704	¥162,198	¥3,485,146	¥—	¥—	¥3,485,146

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,834,003	¥3,941,505	¥618,426	¥1,594,058	¥948,875	¥8,936,867	¥—	¥—	¥8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	¥3,611,207	¥4,147,897	¥699,298	¥1,841,167	¥982,083	¥11,281,652	¥(2,344,785)	¥—	¥8,936,867
Cost of sales, SG&A and R&D expenses	¥3,545,089	¥3,846,975	¥709,501	¥1,690,530	¥912,534	¥10,704,629	¥(2,351,660)	¥14,123	¥8,367,092

Operating income (loss)	¥66,118	¥300,922	¥(10,203)	¥150,637	¥69,549	¥577,023	¥6,875	¥(14,123)	¥569,775

Assets	¥2,875,630	¥6,209,145	¥564,678	¥1,049,113	¥658,636	¥11,357,202	¥213,672	¥—	¥11,570,874
Long-lived assets	¥1,053,168	¥1,852,542	¥106,633	¥231,867	¥147,363	¥3,391,573	¥—	¥—	¥3,391,573

Explanatory notes:

1. Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except Other Adjustments, which is out-of-period adjustments. For further information on Other Adjustments, see note 1(t). The adjustments are not included in Japan but as Other Adjustments for the year ended March 31, 2011.
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.
4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥257,291 million as of March 31, 2009, ¥338,135 million as of March 31, 2010, and ¥453,116 million as of March 31, 2011, which consist primarily of cash and cash equivalents, available-for-sale securities, and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.
6.	Cost of sales, SG&A and R&D expenses of Japan includes ¥45,720 million for the year ended March 31, 2011 related to loss of the Great East Japan Earthquake.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Selected Quarterly Financial Data (Unaudited) *

Quarterly financial data for the years ended March 31, 2009, 2010 and 2011 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income (loss)	Net income (loss) attributable to Honda Motor Co., Ltd.	Basic net income (loss) attributable to Honda Motor Co., Ltd. per common share
Year ended March 31, 2009:
First quarter	¥2,867,221	¥210,476	¥173,397	¥95.56
Second quarter	2,826,865	148,851	123,316	67.96
Third quarter	2,533,257	102,452	20,242	11.16
Fourth quarter	1,783,898	(272,136)	(179,950)	(99.17)

	¥10,011,241	¥189,643	¥137,005	¥75.50

Year ended March 31, 2010:
First quarter	¥2,002,212	¥25,164	¥7,560	¥4.17
Second quarter	2,056,655	65,543	54,037	29.78
Third quarter	2,240,740	176,971	134,627	74.19
Fourth quarter	2,279,567	96,097	72,176	39.78

	¥8,579,174	¥363,775	¥268,400	¥147.91

Year ended March 31, 2011:
First quarter	¥2,361,463	¥234,443	¥272,487	¥150.27
Second quarter	2,251,911	163,473	135,929	75.24
Third quarter	2,110,414	125,653	81,118	45.01
Fourth quarter (see note 1(u))	2,213,079	46,206	44,554	24.72

	¥8,936,867	¥569,775	¥534,088	¥295.67

*	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

By:	/s/ Takanobu Ito
Takanobu Ito President, Chief Executive Officer and Representative Director

Date: June 23, 2011
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