Form 20-F
period 2012-03-31
HONDA MOTOR CO LTD
filed 2012-06-21
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

(Name, E-mail and/or Facsimile number, Telephone and Address of Company Contact Person)

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

Title of each class	Outstanding as of March 31, 2012
Common Stock	1,802,299,559**

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 61,138,613 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2012 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions)					U.S. dollars (millions)
	2008	2009	2010	2011	2012	2012
Income statement data:
Net sales and other operating revenue	¥12,002,834	¥10,011,241	¥8,579,174	¥8,936,867	¥7,948,095	$96,704
Research and development	587,959	563,197	463,354	487,591	519,818	6,325
Operating income	953,109	189,643	363,775	569,775	231,364	2,815
Income before income taxes and equity in income of affiliates	895,841	161,734	336,198	630,548	257,403	3,132
Equity in income of affiliates	118,942	99,034	93,282	139,756	100,406	1,222
Net income	627,347	150,933	282,611	563,477	222,074	2,702
Net income attributable to Honda Motor Co., Ltd.	600,039	137,005	268,400	534,088	211,482	2,573
Balance sheet data:
Total assets	¥12,615,543	¥11,818,917	¥11,629,115	¥11,570,874	¥11,780,759	$143,336
Long-term debt, excluding current portion	1,836,652	1,932,637	2,313,035	2,043,240	2,235,001	27,193
Honda Motor Co., Ltd. shareholders’ equity	4,550,479	4,007,288	4,328,640	4,449,975	4,402,614	53,566
Total equity	4,692,285	4,130,344	4,456,430	4,582,912	4,528,290	55,095
Common stock	86,067	86,067	86,067	86,067	86,067	1,047
Cash flow data:
Depreciation excluding property on operating leases	¥417,393	¥441,868	¥401,743	¥351,496	¥320,996	$3,906
Depreciation of property on operating leases	101,032	195,776	227,931	212,143	209,762	2,552
Total depreciation	518,425	637,644	629,674	563,639	530,758	6,458
Capital expenditures	668,228	635,190	392,062	318,543	397,218	4,833
Purchase of operating lease assets	839,261	668,128	544,027	798,420	683,767	8,319
Total capital expenditures	1,507,489	1,303,318	936,089	1,116,963	1,080,985	13,152

Weighted average number of shares outstanding

	(Thousands of shares)
	2008	2009	2010	2011	2012
Weighted average number of common shares outstanding	1,815,356	1,814,560	1,814,605	1,806,360	1,802,300

Net income attributable to Honda Motor Co., Ltd. per common share

	(Yen)					(US$)
	2008	2009	2010	2011	2012	2012
Basic	¥330.54	¥75.50	¥147.91	¥295.67	¥117.34	$1.43
Diluted	330.54	75.50	147.91	295.67	117.34	1.43

Net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. available to common shareholders by the weighted average number of common shares outstanding during each year.

Dividends declared during the period per common share

	(Yen)
	2008	2009	2010	2011	2012
Dividends declared during the period per common share	¥84.00	¥77.00	¥34.00	¥51.00	¥60.00
	(US$ 0.84)	(US$ 0.78)	(US$ 0.37)	(US$ 0.61)	(US$ 0.73)

Additionally, a year-end dividend of ¥15 ($0.18) per common share aggregating ¥27.0 billion ($329 million) relating to fiscal 2012 was determined by our Board of Directors in April 2012 and approved by our shareholders in June 2012. This dividend will be paid in June 2012.

U.S. dollar amounts for dividends per share are translated from yen for the convenience of readers at the year-end exchange rate of each period.

Exchange Rates

In this Annual Report, yen amounts have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for these translations was ¥82.19 =$1.00, which represents the approximate exchange rate quoted on the Tokyo Foreign Exchange Market on March 31, 2012. No representation is made that yen amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate on this or any other data or at all.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2012, the noon buying rate was ¥78.29=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2008	113.61	99.85	124.09	96.88
2009	100.85	99.15	110.48	87.80
2010	92.49	93.40	100.71	86.12
2011	85.00	82.76	94.68	78.74
2012	78.86	82.41	85.26	75.72
2013 (through May 31, 2012)	79.05	78.29	82.62	78.29
Dec-2011			78.13	76.98
Jan-2012			78.13	76.28
Feb-2012			81.10	76.11
Mar-2012			83.78	80.86
Apr-2012			82.62	79.81
May-2012			80.36	78.29

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

Prices for products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time. This volatility is caused by various factors, including fierce competition, which is increasing, short-term fluctuations in demand caused by instability in underlying economic conditions, changes in tariffs, import regulations and other taxes, shortages of certain materials and parts, steep rise in material prices and sales incentives. There can be no assurance that such price volatility will not continue for an extended period of time or that price volatility will not occur in markets that to date have not experienced such volatility.

Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets, leading, potentially, to further increased price volatility. Price volatility in any of Honda’s markets could adversely affect Honda’s results of operations.

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

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest rate risks, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flows and financial condition. These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda is also exposed to the risk that its counterparties to hedging contracts will default on their obligations. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

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

Honda relies on external suppliers for the provision of certain raw materials and parts

Honda purchases raw materials and parts from numerous external suppliers, and relies on certain suppliers for some of the raw materials and parts which it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of raw materials and parts and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

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

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts and frictions, political uncertainty, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide and such businesses may be affected by events, such as wars, use of force by foreign countries, terrorism, multinational conflicts and frictions, political uncertainty, natural disasters such as earthquakes, tsunami and floods, epidemics and labor strikes, which may delay, disrupt or suspend the purchase of raw materials and parts, the manufacture, sales and distribution of products, the provision of services, etc., in the region where such events occurred. Such events occurring in one region may in turn affect other regions. If such delay, disruption or suspension occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Honda may be adversely affected by inadvertent disclosure of confidential information

Although Honda maintains internal controls through established procedures to keep confidential information including personal information of its customers and relating parties, such information may be inadvertently disclosed. If this occurs, Honda may be subject to, and may be adversely affected by, claims for damages from the customers or parties affected. Also, inadvertent disclosure of confidential business or technical information to third parties may also result in a loss of Honda’s competitiveness.

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

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

The Company’s Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Company Law of Japan (the “Company Law”) govern corporate affairs of the Company. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if the Company were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. An ADS holder may have more difficulty in asserting his/her rights as a shareholder than such an ADS holder would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

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

Cautionary statement with respect to forward looking statements in this Annual Report

This Annual Report includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

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

Honda undertakes no obligation and has no intention to publicly update any forward looking statement after the date of this Annual Report. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities and Exchange Act of 1934.

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

Principal Capital Investments

In the fiscal years ended March 31, 2010, 2011 and 2012, Honda’s capital expenditures were ¥893.0 billion, ¥1,125.0 billion, and ¥1,108.1 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥348.9 billion, ¥326.6 billion, and ¥424.4 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2012, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business, Automobile business, Financial services business, and Power product and other businesses.

The following tables show the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	Yen (billions)
Motorcycle Business	¥1,140.2	¥1,288.1	¥1,348.8
Automobile Business	6,554.8	6,794.0	5,805.9
Financial Services Business	606.3	561.8	516.1
Power Product and Other Businesses	277.6	292.6	277.1

Total	¥8,579.1	¥8,936.8	¥7,948.0

	Fiscal years ended March 31,
	2010	2011	2012
	Yen (billions)
Japan	¥1,577.3	¥1,503.8	¥1,517.9
North America	3,736.4	3,921.3	3,480.7
Europe	764.7	610.1	515.7
Asia	1,543.3	1,852.4	1,458.7
Other Regions	957.2	1,049.0	974.8

Total	¥8,579.1	¥8,936.8	¥7,948.0

Motorcycle Business

In 1949, Honda began mass production of motorcycles with the Dream D-Type, followed by other models such as the Benly and the Cub F-Type. By 1957, Honda became the top Japanese manufacturer in terms of motorcycle production volume. Honda expanded its business overseas by establishing American Honda Motor Co., Inc. in the United States in 1959. Honda’s first overseas production started in Belgium in 1963.

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

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010		2011		2012
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	190	¥70.4	190	¥70.2	220	¥72.9
North America	189	103.9	185	96.6	200	97.3
Europe	199	124.6	202	103.8	198	96.1
Asia	7,628	461.0	9,178	577.6	9,910	579.5
Other Regions	1,433	380.1	1,690	439.7	2,031	502.8

Total	9,639	¥1,140.2	11,445	¥1,288.1	12,559	¥1,348.8

Motorcycle revenue as a percentage of total sales revenue		13%		15%		17%

Motorcycles are produced by Honda in Japan at the Kumamoto factory. Honda’s motorcycles are also produced by subsidiaries in countries around the world including Thailand, Vietnam, India, Brazil and Argentina.

For further information on recent operations and a financial review of the Motorcycle business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Automobile Business

Honda started the Automobile business in 1963 with the T360 mini truck and the S500 small sports car, and subsequently launched a series of mass-produced models including the Civic in 1972, the Accord in 1976, which established a base for its Automobile business. In 1969, production of the mini vehicles N600 and TN600 began in Taiwan using component parts sets. In 1982, Honda became the first Japanese automaker to begin local automobile production in the United States (with the Accord).

Honda’s automobiles use gasoline engines of three, four or six-cylinder, diesel engines and gasoline-electric hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Accord, Brio, City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, Insight, Inspire, Legend, Stream, Acura RL, Acura TL, Acura TSX, Everus S1

Light trucks:

Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:

Acty, Life, N Box, Vamos, Zest

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010		2011		2012
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	646	¥1,383.8	582	¥1,310.7	580	¥1,329.6
North America	1,297	3,013.4	1,458	3,252.8	1,323	2,855.6
Europe	249	575.3	198	441.6	158	355.9
Asia	950	1,041.2	1,008	1,221.7	874	836.3
Other Regions	250	540.9	266	567.1	202	428.3

Total	3,392	¥6,554.8	3,512	¥6,794.0	3,137	¥5,805.9

Automobile revenue as a percentage of total sales revenue		77%		76%		73%

*	Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Automobiles are produced by Honda at two sites in Japan: the Saitama factory and the Suzuka factory. Our major production sites overseas include those located in Ohio (U.S.A.), Alabama (U.S.A.), Indiana (U.S.A.), Ontario (Canada), Swindon (U.K.), Ayutthaya (Thailand), Greater Noida (India) and Sao Paulo (Brazil). Yachiyo Industry Co., Ltd., one of our consolidated subsidiaries, assembles mini vehicles for the Japanese market.

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	Revenue	Revenue	Revenue
	(billions)	(billions)	(billions)
Japan	¥24.6	¥26.3	¥28.9
North America	553.1	503.9	455.5
Europe	10.4	9.2	8.1
Asia	4.3	3.7	2.8
Other Regions	13.8	18.5	20.6

Total	¥606.3	¥561.8	¥516.1

Financial Service revenue as a percentage of total sales revenue	7%	6%	7%

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

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010		2011		2012
	Units	Revenue	Units	Revenue	Units	Revenue
	(thousands)	(billions)	(thousands)	(billions)	(thousands)	(billions)
Japan	322	¥98.3	388	¥96.5	392	¥86.4
North America	1,818	65.8	2,085	67.9	2,314	72.1
Europe	1,066	54.3	1,174	55.2	1,121	55.4
Asia	1,069	36.7	1,325	49.3	1,472	40.0
Other Regions	469	22.3	537	23.6	520	23.0

Total	4,744	¥277.6	5,509	¥292.6	5,819	¥277.1

Power Product and Other revenue as a percentage of total sales revenue		3%		3%		3%

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

Motorcycles are distributed through approximately 7,000 outlets, including approximately 600 “PRO’S” shops and approximately 100 Honda Dream authorized dealerships.

As for the automobile distribution network, at present, approximately 760 retail dealers operate approximately 2,160 shops and sell models including the Accord, Accord Tourer, Civic-Type R EURO, Insight, Inspire, Legend, CR-V, CR-Z, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, Elysion, Fit, Fit Hybrid, Fit Shuttle, Fit Shuttle Hybrid, Odyssey, Step WGN, Stream, Acty, Life, N Box, Vamos and Zest.

Power products are distributed in Japan to approximately 1,200 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Training programs on automobile service technicians are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas Sales

In fiscal 2012, approximately 96% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,070 independent local dealers for motorcycles, approximately 1,310 for automobiles and approximately 7,400 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 272 dealerships at the end of fiscal 2012. The Acura network offers ILX, MDX, RDX, RL, TL, TSX, TSX Sport Wagon and ZDX models.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, Crosstour, Element, Odyssey, Pilot, Ridgeline, Acura MDX, Acura RDX, Acura TL and Acura ZDX to other markets. In fiscal 2012, Honda exported approximately 65,600 units from North America to 45 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,650 independent local dealers for motorcycles, approximately 1,400 for automobiles and approximately 2,600* for power products.

*	Total number represents dealers in 11 countries where Honda has foreign sales subsidiaries

In Asia, Honda’s products are distributed through approximately 12,500 independent local dealers for motorcycles, approximately 1,430 for automobiles and approximately 2,740* for power products.

*	Total number represents dealers in six countries where Honda has foreign sales subsidiaries.

The Company exports motorcycle components to 14 countries, including Indonesia, Vietnam, Thailand and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

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

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 46% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2012.

Ordinarily, Honda does not have and does not anticipate having any difficulty in obtaining its required materials from suppliers and considers its contracts and business relations with the suppliers to be satisfactory. The Company does not believe any of its Japanese domestic suppliers are substantially more dependent on foreign suppliers than Japanese suppliers generally. However, it should be noted that Japanese industry in general is heavily dependent on foreign suppliers for substantially all of its raw materials.

Seasonality

Honda’s Motorcycle and Power product businesses have historically experienced some seasonality. However, this seasonality has not generally been material to our financial results.

Environmental and Safety Regulation

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In March 2008, to strengthen the enforcement of laws, the 2009 Exhaust Emission Standards were created after the passage of long-term regulation. Long-term targets for gasoline vehicles remained unchanged except those for direct injection gasoline vehicles, which were also required to meet the particulate matter (PM) standard. New long-term emissions targets for diesel vehicles were lowered by more than 60% from the 2005 level of NOx and PM standards.

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

In April 2004, the CARB finalized its “Zero-Emission Vehicles” (ZEV) requirements. Under these requirements, beginning with 2005 model cars, 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (PZEV), which includes Super Ultra Low Emission Vehicles (SULEV) with warranties coverage up to the earlier of 15 years or 150,000 driven miles, 2% must be advanced technology PZEV and 2% must be ZEV. Required percentages have been gradually increased under the ZEV standards from the 2008 model cars.

In March 2009, the CARB amended “ZEV regulation” to require 7,500 Fuel Cell Vehicles (FCV) in the entire industry instead of the previous requirement of 2,500 FCV. In addition, manufacturers should sell a significant number of Enhanced Advanced Technology Partial Zero Emission Vehicles (Enhanced AT-PZEV) in the market after the 2012 model year.

In December 2011, the CARB issued the Advanced Clean Car package of regulations, which included proposals to amend California Low Emission Vehicle Program III (LEV III) and ZEV regulations. As to the LEV III regulation, which applies to 2015 and subsequent model years, limit values for emissions and evaporative emissions, etc. are enhanced. The ZEV regulation was revised so that requirements can be satisfied by TZEV (formerly, Enhanced AT-PZEV) and ZEV alone for 2018 and subsequent model years. Also, the BEVx category was added for ZEV vehicles; such category includes battery electric vehicles with auxiliary power units.

In addition, the Environmental Protection Agency (EPA) is planning to propose a LEV III equivalent emission regulation (Tier 3) in 2012.

Currently, many other states have also adopted or planned to adopt the California LEV III and ZEV regulations.

Europe

In 2005, the European Union created new emission standards (Euro5 and Euro6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro5 was implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles were further lowered compared to the Euro4 level of HC, NOx and PM. PM mass emission standards shall apply only to vehicles with direct injection engines.

Additionally, Euro5 required limits on particle number emissions from diesel vehicles, and implemented new test measurements for PM mass emissions from gasoline vehicles with direct injection engines and diesel vehicles on and after September 2011.

Euro6 will be implemented in 2014. Emission limits for diesel vehicles will be lowered even more than the Euro5 level HC and NOx. Additionally, Euro6 will require limits on particle numbers from gasoline vehicles with direct injection engines.

Russia

The Euro4 regulation has been in effect from January 2010. Additionally, the Euro5 regulation will be implemented in January 2014.

China

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro3 and Euro4). Step3 was implemented in 2007 and Step4 was implemented in July 2010. In addition, China has proposed to implement Step5 emission regulations in 2015 or 2016, based on Euro5.

In the city of Beijing, Step3 was implemented in December 2005 and Step4 was implemented in March 2008. In addition, the city of Beijing is considering the introduction of Step5 emission regulations in the second half of 2012.

Other Regions

In Korea, the Atmospheric Environment Preservation Act, which applies to the whole country, was amended. Diesel Euro6 (including the Particulate Number (PN) regulations) and the enhancement of gasoline evaporative emission regulations will be enforced from 2014. In addition, the Special Act on Capital Region Air Quality Improvements, which applies in the capital region, is currently under review. The 2014 enforcement items in the Atmospheric Environment Preservation Act may become effective as early as 2012.

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro2 and Euro3). Some of these countries are considering the introduction of Euro4 and Euro5.

Australia implemented Euro4-equivalent regulations in July 2008. In addition, Australia will introduce Euro5-equivalent regulations from November 2013.

2. Fuel Economy / CO2

Japan

In 2005, discussions about the “POST-2010” standard took place among the applicable ministries and industries. In February 2007, the final “POST-2010” target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

In June 2010, the Ministry of Land, Infrastructure and Transport (MLIT) and the Ministry of Economy, Trend and Industry (METI) jointly commenced a study to formulate new fuel efficiency standards for passenger motor vehicles, etc. from 2020. In July 2011, the joint committee opened their proposals for public comments. The next term fuel economy standards, effective from 2020, are expected to improve the 2015 standards by 19.6% and adopt the Corporate Average Fuel Economy (CAFE) method from the US.

In order to introduce E10, fuel that is 10% ethanol blended in gasoline, the public was invited to comment in January 2012 on an amendment of an announcement that prescribes details of safety regulations for road vehicles. Japan plans to introduce E10 from April 2012.

Ethanol blended fuel is a “biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

The United States

The Federal Motor Vehicle Information and Cost Savings Act requires automobile manufacturers to comply with the CAFE standards. Under the CAFE standards, manufacturers are subject to substantial penalties if automobiles produced by them in any model year do not meet the average standards for each category.

In March 2009, the National Highway Traffic Safety Administration (NHTSA) issued the CAFE regulation standard for passenger cars and light trucks for the 2011 model year. The CAFE standard calculation of passenger cars and light trucks for the 2011 model year use a footprint prescribed in the CAFE regulation issued in 2006. The industry-wide combined average for the 2011 model year was estimated to be 27.3 mpg.

The EPA and the NHTSA jointly finalized the U.S. federal Green House Gas (GHG) regulation from 2012 model year in accordance with President Obama’s announcement. The standard for the 2016 model year is 250 g-CO2/mile or 35.5 mpg over the industry average. In addition, a manufacturer is also deemed to comply with CARB GHG regulation if the manufacturer complies with EPA-GHG, based on an agreement among the White House, the CARB and the industry.

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

President Obama ordered NHTSA and EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of CARB on May 21, 2010. NHTSA, EPA, and CARB gave the notice of their intent to conduct a joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards on October 1, 2010. The NHTSA and EPA issued a proposed regulation on December 1, 2011 on GHG / CAFE regulations for 2017 and subsequent model years. CARB also issued a proposed regulation that is almost equivalent to EPA’s proposal on GHG regulations.

Europe

In 2008, the European parliament adopted CO2 regulations in response to concerns related to possible global climate changes. The adopted CO2 regulations were published by Official Journal in June 2009.

Pursuant to the CO2 regulations, the European Commission set a more stringent target of 130 grams of carbon dioxide per kilometer for new passenger cars offered for sale in the EU from 2012. In addition, the CO2 regulations provided manufacturers with the necessary incentive to reduce the CO2 emissions of their vehicles by imposing an excess emissions premium if their average emission levels are above the limit value curve. This premium is based on the number of grams per kilometer (g/km) that an average vehicle sold by the manufacturer exceeding the limit imposed by the curve, multiplied by the number of vehicles sold by the manufacturer.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 was implemented in 2008. Step 3 will presumably be implemented in 2012. It will be a Corporate Average Fuel Consumption regulation from Step 3.

Other Regions

Korea introduced CAFE in 2005 and plans to phase-in CAFE and CO2 regulations from 30% for the 2012 model year to 100% for the 2015 model year.

India and Australia have also proposed to introduce fuel economy / CO2 regulations in 2015 and 2020 in a phased manner.

Taiwan and Malaysia are considering introducing fuel economy / CO2 regulations.

3. Recycling / End-of-Life Vehicles (ELV) / REACH

Japan

Japan enacted the Automobile Recycling Law in July 2002, which required manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (ELV), which became effective on January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars.

Europe

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which became effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the Agency, based on annual production or import quantity levels. Submitting a pre-registration between June 1 and December 1, 2008 will allow the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances. The list of Substance of Very High Concern (SVHC) is amended periodically to include new substances. Currently, 73 substances are in the SVHC list. Upon a request by a consumer, a supplier of a product containing SVHC must provide the consumer with sufficient information, including at least the name of the substance, within 45 days.

On February 18, 2011, the first set of substances which require authorization for use after specified dates were announced. Manufacturers using these substances in Europe must either be authorized for use after submitting an application or use substitute substances. Substances which require authorization will be added periodically. Currently, 14 substances require authorization.

Other Regions

Taiwan and Korea implemented automobile recycling laws in January 1, 2008, following the regulations established by the European Union and Japan. In addition, China has a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In November 2007, MLIT issued safety standards, which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and post crash. And further, in 2011, they have adopted Economic Commission for Europe (ECE) R100 which was amended to incorporate the Japanese electrical safety standard.

Japan Automobile Standards Internationalization Center (JASIC), which is organized by the MLIT and Japan Automobile Manufacturers Association (JAMA), among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications. JASIC made the proposal to other contracting parties of the 58 / 98 Agreement in 2009 and aims at reaching an agreement among the contracting parties by 2015.

In January 2010, MLIT started preparing a guideline for measurements of the silent characteristic of hybrid vehicles and also started studying how to regulate this.

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

In May 2011, the MLIT introduced a pedestrian leg protection standard, adopting, for the first time in the world, a flexible leg impactor that is improved in biomechanism characteristic.

The United States

In August 2006, the NHTSA issued a final rule revising performance requirements for advanced airbag systems. The rule upgrades the maximum speed for frontal barrier crash tests using a belted small adult female dummy. Manufacturers must comply with the upgraded requirements for 35% of all vehicles produced by 2009, 65% by 2010, 100% (with carryover credit) by 2011, and all vehicles by 2012.

In January 2008, the NHTSA issued a final rule to revise some performance requirements for event data recorders and to delay the effective date. Manufacturers offering passenger cars and/or other light vehicles equipped with event data recorders must comply with the revised requirements on or after September 2012.

In February 2008, the Cameron Gulbransen Kids Transportation Safety Act was established, and the NHTSA issued some regulations to prevent accidents involving children based on the Act. Manufacturers must comply with the new requirements, in accordance with proposed phase-in compliance schedules. The NHTSA has decided to postpone the rulemaking schedule for the final rule until the end of 2012 due to the need for their further research and data analysis.

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

In May 2009, the NHTSA issued a final rule to upgrade the vehicle roof crush standard. The rule newly introduces the “Two-sided Roof Test,” which imposes the strength tests for both sides of the vehicle roof and increases the maximum applied load. For vehicles with a gross vehicle weight rating (GVWR) of 2,722 kg or less, manufacturers must comply with the upgraded requirements for 25% of all vehicles produced by 2012, 50% by 2013, 75% by 2014, and 100% by 2015. For heavier vehicles, manufacturers must comply with the standards on and after September 2016.

In January 2011, the NHTSA issued a final rule to prevent the ejection of occupants in rollover accidents. The rule requires “ejection mitigation countermeasure” (e.g. advanced glazing or head protection side airbag) equipment which meet with performance requirements. Manufacturers must comply with the new requirements for 25% of all vehicles produced by 2013, 50% by 2014, 75% by 2015, 100% (with carryover credit) by 2016, and all vehicles by 2017.

In February 2012, the NHTSA issued a proposed Driver Distraction Guideline. The purpose of the guideline is to reduce the number of crashes and resulting deaths and injuries that occur due to distracted driving while performing non-driving activities with integrated in-vehicle electronic devices. Compliance with this guideline is voluntary, but the NHTSA believes that manufacturers will take the initiative to implement these guidelines in an effort to improve safety.

Europe

The European Commission issued a new regulation for type approval requirements for the General Safety of vehicles (GSR). It includes an installation requirement for the advanced safety system (Electronic Stability Control System (ESC) and Tire Pressure Monitoring Systems (TPMS)) and a tire performance requirement in order to improve the safety and environmental performance of vehicles.

In February 2011, the United Nations issued a revised ECE regulation relating to the installation of lighting devices, requiring automatic switching of dipped-beam headlamps. For M1 and N1 vehicles, the dipped-beam headlamps shall be switched on and off automatically relative to the ambient light conditions, if a vehicle is equipped with daytime running lamps on and after January 30, 2015.

Legislation of eCall is under consideration in the EU and Russia. eCall is a system that can automatically transmit vehicle status (Supplemental Restraint System (SRS) deployment, location, direction and other) to conventional infrastructures simultaneously with voice messages when crash accidents happen. Some relevant draft standards were published in the EU and Russia. The effective date of the EU eCall is scheduled for the end of first quarter in 2015 for new vehicle. The effective date of Russian eCall (ERA-GLONASS) is scheduled for January 1, 2013 for new vehicle.

5. New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by automobile manufacturers are conducted in countries such as the United States, Japan, Australia, the EU, Korea, China and Malaysia. The principal items assessed in these programs are passenger protection and braking power, which are typically assessed with stricter standards or criteria than those required by statute.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydro-carbon levels and durability, are stricter than the current European regulations, namely the Euro3 regulations. MLIT introduced the Worldwide Harmonized Motorcycle Emissions Certification Procedure (WMTC) and its applicable standards in 2010. It will apply to new models from October 1, 2012.

The United States

Emissions regulations regarding off-road motorcycles and ATVs were introduced in 2006. In addition, the EPA adopted the current California emissions standards regarding on-road motorcycles on a national basis, two years behind the schedule of California. The new regulations include fuel permeation requirements rather than traditional evaporative emission standards.

Canada

The Canadian federal government introduced emissions regulations, generally equivalent to the U.S. EPA regulations, for on-road motorcycles from the 2006 model year and for off-road motorcycles from April 2011.

Europe

The EU maintains emissions regulations (Euro3) for motorcycles, as well as the “Motor Cycle (& Moped)—Whole Vehicle Type Approval (WVTA)”, a uniform certification system for two and three-wheeled motor vehicles. The Euro3 regulations are the most stringent class standard for motorcycles. Euro3 regulations have been in effect from January 2006. The European Commission has introduced a recast proposal of WVTA which contains Euro4, Euro5 and Euro6 stage regulations.

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

In India, second stage regulations based on the Indian authorities’ own test method are in effect and enhanced regulations were enacted in 2005. The third stage of emission control was implemented in 2010.

2. Safety

Japan

Japan introduced ECE R10 (Electromagnetic Compatibility). The ECE R10-03 series will apply to all models from August 1, 2016. The ECE R10-04 series will apply to new models from August 1, 2016 and all models from October 28, 2016.

The United States

The Consumer Product Safety Improvement Act of 2008 was signed into law by former President Bush on August 14, 2008. In accordance with this, children’s products including ATVs and off-road motorcycles for children have had to comply with hazardous substance and other requirements (e.g. certificate, third party testing, tracking label requirements) after November 11, 2008, and ATVs products have had to comply with the American National Standards Institute (ANSI) standard from April 13, 2009.

Three-wheeled all-terrain vehicles, or ATVs (formerly referred to as “ATCs”) were a problem due to the youth-involved accidents in the ‘80s, and ATV regulations established at that time. However, it turned out that a voluntary standard, which was agreed to between the industry and regulators, was established. Although the number of accidents did not increase in the ‘90s, the ATV market in the US experienced a rapid development from 2000 and the problem of youth-involved accidents increasing continued to be a focal point.

The Consumer Product Safety Commission (CPSC) and ATV industry updated the voluntary standard in 2007. That standard has been introduced in the regulation.

Canada

The Canadian government revised the controls and display regulation in order to harmonize with U.S. motor vehicle safety standards. It has applied to all motorcycles manufactured from February 22, 2008.

Europe

The number of ATVs designed to travel on four low pressure tires on non-paved surfaces recently increased in the EU market. Because travel on public roads is necessary in Europe, manufacturers in China, Taiwan and the U.S. have been receiving approval for their ATVs by the Whole Vehicle Type Approval (WVTA) Quadricycle category, and the vehicles are used in mixed traffic without safety measures. For that reason, the European Commission is continuing discussions with each industry organization, recognizing the need for a review of the definition and the requirements of these vehicles.

From January 19, 2013, a new directive regarding driving licenses will become effective. The directive revises the categories of licenses and includes a new category for mopeds.

The European Commission issued a recast proposal of WVTA which contains a mandatory advanced brake system requirement.

Other regions

The Brazilian government issued a new regulation regarding anti-theft device, which requires installations of an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009. However, this regulation has not been implemented yet, because the Prosecutors Office claimed it was unconstitutional and asked the court to overturn it. The contents and the effective date of this regulation have been under consultation between the government and the industry. The regulation was originally scheduled to be implemented from August 30, 2012 but is now expected to be postponed because infrastructure will not be ready in time.

Many Asian countries, such as India, Thailand, and Vietnam, are introducing several regulations, regarding lighting, braking, and anti-theft, based on ECE regulations.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

The EPA introduced more stringent exhaust standards and new evaporative emission standards for fuel tanks and fuel lines used in small non-road engines. The regulation applied starting in the 2011 model year for Class II engines (above 225 cc), in the 2012 model year for Class I engines (less than 225 cc, used in non-handheld applications) and generally in 2010 for handheld products. EPA also adopted a more stringent level of emission standards for outboard and personal watercraft engines started with the 2010 model year. This new regulation includes standards to control evaporative emissions for all vessels using marine spark-ignition engines.

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for outboard and personal watercraft engines from the 2012 model year. This new regulation includes controls for evaporative emissions from the 2015 model year.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulation and are applicable to small spark-ignition engines for non-road mobile machinery with 19 kW or less.

2. Safety

Japan

The Institute of Agricultural Machinery amended the safety standard of backward speed requirement for walk-behind equipment from 3.6 km/h to 1.8 km/h, and the interpretation of splash protection guard requirements for brush cutters. New models have had to comply with the standard from April 2010 and all models will need to comply with it from April 2015.

The United States

Based on the “Consumer Product Safety Improvement Act of 2008”, walk-behind lawn mowers have had to comply with the certificate requirements from November 11, 2008. The CPSC has enhanced the recall system by this Act.

Europe

The Machinery Directive was changed and a new directive has been effective from December 29, 2009. The main changes were to clarify the scope of the directive (e.g. partly completed machinery such as an engine unit), add the concrete description of market survey and create an obligation to establish a penalty description for member states.

China

The Chinese State Council published the “Agricultural Machinery Safety Supervision and Management Regulations”. This regulation requires that defective agricultural machinery producers should conduct recalls in a timely manner. The producers should establish the quality assurance system for their products. In addition, agricultural machinery is required to comply with the applicable new technical standards. The new regulation was implemented on November 1, 2009.

Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

In 2011, Honda suffered the effects of two large-scale disasters, the Great East Japan Earthquake and the floods in Thailand, but Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability, and low CO2 emissions”.

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

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the floods in Thailand, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

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

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30 percent by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

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

C. Organizational Structure

As of March 31, 2012, the Company had 94 Japanese subsidiaries and 284 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda France S.A.S.	France	Sales	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Deutschland GmbH	Germany	Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Siel Cars India Limited	India	Manufacturing and Sales	96.8
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2012, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,146	Automobiles
Hamamatsu, Shizuoka, Japan	2,435	Power products and transmissions
Suzuka, Mie, Japan	6,931	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	3,065	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	5,804	Automobiles
Anna, Ohio, U.S.A.	2,181	Engines
East Liberty, Ohio, U.S.A.	2,158	Automobiles
Lincoln, Alabama, U.S.A.	4,097	Automobiles and engines
Greensburg, Indiana, U.S.A.	1,818	Automobiles
Alliston, Ontario, Canada	4,074	Automobiles and engines
El Salto, Mexico	2,361	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,697	Automobiles and engines
Guangzhou, China	810	Automobiles
Gurgaon, India	4,089	Motorcycles
Greater Noida, India	2,977	Automobiles
Karawang, Indonesia	1,559	Automobiles and engines
Ayutthaya, Thailand	3,569	Automobiles
Bangkok, Thailand	3,095	Motorcycles and power products
Vinhphuc, Vietnam	3,298	Motorcycles and automobiles
Buenos Aires, Argentina	759	Motorcycles and automobiles
Sumare, Brazil	3,061	Automobiles
Manaus, Brazil	9,132	Motorcycles and power products
Gebze, Turkey	846	Automobiles

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

As of March 31, 2012, the Company’s property, with a net book value of approximately ¥22.1 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2012 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥1,090.3 billion, decreased ¥19.4 billion from the previous year. Also, total capital expenditures, excluding property on operating leases, for the year amounted to ¥406.5 billion, increased ¥95.2 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2011	2012	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥37,084	¥62,075	¥24,991
Automobile Business	260,149	334,196	74,047
Financial Services Business	798,584	684,083	(114,501)
Financial Services Business (Excluding Property on Operating Leases)	164	316	152
Power Product and Other Businesses	13,963	10,005	(3,958)
Total	¥1,109,780	¥1,090,359	¥(19,421)
Total (Excluding Property on Operating Leases)	¥311,360	¥406,592	¥95,232

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥62,075 million in the fiscal year ended March 31, 2012. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥334,196 million in the fiscal year ended March 31, 2012. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding property on operating leases amounted to ¥316 million in the fiscal year ended March 31, 2012, while capital expenditures for property on operating leases were ¥683,767 million. Capital expenditures in Power products and other businesses in the fiscal year ended March 31, 2012, totaling ¥10,005 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2012

Honda de Mexico, S.A. de C.V., which is one of the Company’s consolidated subsidiaries, plans to build a new auto plant in Guanajuato, Mexico with an investment of approximately $800 million. The annual production capacity of this new plant will be approximately 200,000 units. This new plant is planned to start operation from the first half of 2014.

Our original capital expenditure plans for the period from the fiscal year ended March 31, 2012 during the preceding fiscal year have not changed.

The estimated amounts of capital expenditures for fiscal year ending March 31, 2013 are shown below.

Fiscal year ending March 31, 2013
Yen (millions)
Motorcycle Business	¥71,000
Automobile Business	496,800
Financial Services Business	400
Power Product and Other Businesses	11,800

Total	¥580,000

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

Item 5. Operating and Financial Review and Prospects

A. Operating Result

Overview

Business Environment

During the past year, we faced a challenging economic environment. In the United States, although the overall economy continued to show signs of a gradual recovery, a high unemployment rate, sluggish sales of homes and fiscal austerity could result in the economy slipping into recession. In Europe, the sovereign debt crisis, rising oil prices and other factors led to stagnation, which slowed the economy to a crawl. In Asia, growth continued in China and the pace of growth slackened in India. A general recovery is underway in other countries in the region. In Japan, economic conditions remained challenging amid a mild recovery.

Overview of Fiscal Year 2012 Operating Performance

Honda’s consolidated net sales and operating revenues for the fiscal year ended March 31, 2012, decreased from the fiscal year ended March 31, 2011, due mainly to decreased net sales in Automobile business attributable to temporary plant shutdown and reduced production by the Great East Japan Earthquake, the floods in Thailand and negative foreign currency translation effects, which was partially offset by increased net sales in Motorcycle business. Operating income decreased from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales and model mix, increased R&D expenses and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

Motorcycle Business

Honda’s unit sales in fiscal year 2012 increased 9.7% from the previous fiscal year, to 12,559 thousand units, despite lower sales caused by the floods in Thailand. The increase was mainly attributable to increased sales in India and Vietnam in line with expanded production capacity, and to strong sales in Brazil.

Automobile Business

Honda’s unit sales in fiscal year 2012 declined 10.7% from the previous fiscal year, to 3,137 thousand units, with all regions recording sharp sales declines. The primary reason for these declines was production shutdowns caused by supply chain disruptions stemming first from the Great East Japan Earthquake and flooded Thai factory due to the floods in Thailand.

Power Product and Other Businesses

Honda’s unit sales in fiscal year 2012 rose 5.6% from the previous fiscal year to 5,819 thousand units, mainly due to strong sales of completed products such as pumps and lawn mowers in Asia and Europe.

Fiscal Year 2012 Compared with Fiscal Year 2011

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2012, decreased ¥988.7 billion, or 11.1%, to ¥7,948.0 billion from the fiscal year ended March 31, 2011, due mainly to decreased net sales in Automobile business by the Great East Japan Earthquake, the floods in Thailand and negative foreign currency translation effects, which was partially offset by increased net sales in Motorcycle business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥555.6 billion, or 6.2%, compared to the decrease as reported of ¥988.7 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses decreased ¥650.3 billion, or 7.8%, to ¥7,716.7 billion from the previous fiscal year. Cost of sales decreased ¥577.2 billion, or 8.9%, to ¥5,919.6 billion from the previous fiscal year, due mainly to a decrease in costs attributable to decreased unit sales in Automobile business and positive foreign currency effects. Selling, general and administrative expenses decreased by ¥105.3 billion, or 7.6%, to ¥1,277.2 billion from the previous fiscal year, due mainly to a decrease in selling expenses attributable to decreased product warranty expenses, decreased unit sales in Automobile business, and positive foreign currency effects. R&D expenses increased by ¥32.2 billion, or 6.6%, to ¥519.8 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income decreased ¥338.4 billion, or 59.4%, to ¥231.3 billion from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales, increased R&D expenses and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses. Excluding negative foreign currency effects of ¥114.0 billion, Honda estimates operating income decreased ¥224.3 billion.

With respect to the discussion above of the changes, management identified the factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated sales. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Euro, Japanese yen and others at the level of the Company and its material consolidated subsidiaries.

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates decreased ¥373.1 billion, or 59.2%, to ¥257.4 billion. Main factors of this decrease except factors relating operating income are as follows;

Unrealized gains and losses related to derivative instruments had a negative impact of ¥5.9 billion. Other income (expenses) excluding unrealized gains and losses related to derivative instruments had a negative impact of ¥28.7 billion, due mainly to gain on sales of investments in affiliates related to the dissolution of the joint venture, which was included in the previous fiscal year and a decrease in foreign currency transaction gains.

Income Tax Expense

Income tax expense decreased ¥71.0 billion, or 34.4%, to ¥135.7 billion from the previous fiscal year. The effective tax rate increased 19.9 percentage points to 52.7% from the previous fiscal year. The increase in the effective tax rate was due mainly to a decrease in a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates, which was included in the previous fiscal year and adjustments for the change in income tax laws in Japan in the current fiscal year.

Equity in Income of Affiliates

Equity in income of affiliates decreased ¥39.3 billion, or 28.2%, to ¥100.4 billion, due mainly to a decrease in income attributable to decreased net sales by the Great East Japan Earthquake at affiliates in Asia and Japan, and decreased Equity in income of the affiliate which was dissolved pursuant to a joint venture agreement in the previous fiscal year.

Net Income

Net income decreased ¥341.4 billion, or 60.6%, to ¥222.0 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests decreased ¥18.7 billion, or 64.0%, to ¥10.5 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. decreased ¥322.6 billion, or 60.4%, to ¥211.4 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s unit sales of motorcycles, all-terrain vehicles (ATVs) totaled 12,559 thousand units, increased by 9.7% from the previous fiscal year, due mainly to an increase in unit sales in Asia and Other Regions, including South America.

Revenue from external customers increased ¥60.6 billion, or 4.7%, to ¥1,348.8 billion from the previous fiscal year, due mainly to increased unit sales, which was partially offset by negative foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥158.6 billion, or 12.3%, compared to the increase as reported of ¥60.6 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased ¥56.6 billion, or 4.9%, to ¥1,206.2 billion from the previous fiscal year. Cost of sales increased by ¥51.0 billion, or 5.8%, to ¥939.0 billion, due mainly to an increase in costs attributable to increased unit sales, which was partially offset by positive foreign currency effects. Selling, general and administrative expenses increased by ¥10.0 billion, or 5.2%, to ¥203.8 billion, due mainly to an increase in selling expenses attributable to increased unit sales. R&D expenses decreased by ¥4.4 billion, or 6.6%, to ¥63.3 billion.

Operating income increased ¥4.0 billion, or 2.9%, to ¥142.6 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales, which was partially offset by income related to licensing agreements which was included in the previous fiscal year, increased selling, general and administrative expenses and negative foreign currency effects.

Japan

Total industry demand for motorcycles in Japan* in fiscal year 2012 was approximately 450 thousand units, approximately 6% higher than in the previous fiscal year. Although the number of licensed riders declined in line with the continued decline in the population of young people in Japan as well as changes in consumer preferences, unit sales growth was driven by the launch of new models, etc.

Honda’s consolidated total unit sales in Japan in fiscal year 2012 were 220 thousand units, up 15.8% from the previous fiscal year. This result reflects the positive impact of the launch of the new Dio110 model scooter, increased sales of the Giorno scooter, and the newly launched global strategic road sports CBR250R model, whose global manufacturing base is in Asia.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States* during calendar year 2011 declined approximately 5% from the previous fiscal year, to approximately 663 thousand units. Demand fell short of making a full-scale recovery as consumer sentiment remained muted despite signs of improvement in the employment rate and income levels.

Under these circumstances, Honda’s consolidated unit sales in North America for fiscal year 2012 increased 8.1% from the previous fiscal year, to 200 thousand units. Unit sales of motorcycles increased 18.9% from the previous fiscal year, to 107 thousand units, due to strong sales of the newly introduced global strategic road sports CBR250R model, the Ruckus scooter and certain other models. Unit sales of ATVs decreased 2.1%, to 93 thousand units despite brisk demand for utility ATVs, such as Foreman TRX500, which underwent a full model change.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* during calendar year 2011 declined approximately 8%, to approximately 865 thousand units. Weak consumer sentiment due to growing economic instability in Southern European countries in particular adversely affected demand.

Under these circumstances, Honda’s consolidated unit sales in Europe for fiscal year 2012 decreased 2.0% from the previous fiscal year, to 198 thousand units, slightly better than the lackluster market as a whole. This result is attributable to strong sales of the newly-launched global strategic road sports CBR250R model and newly-launched scooter model Vision110.

*

Based on Honda research, the motorcycle registration market for Europe includes 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia*1 during calendar year 2011 increased approximately 3%, to approximately 42.9 million units. Demand for motorcycles continued to expand despite the impact of the floods in Thailand, the introduction of interest rate hikes to control inflation and tightening of credit policies in certain countries in the region. Unit sales in India rose approximately 16%, to approximately 13.14 million units, while sales in Indonesia increased approximately 9%, to approximately 8.01 million units. Sales in Thailand rose approximately 4%, to approximately 1.92 million units, despite the effects of the flooding.

Under these circumstances, Honda’s unit sales on a consolidated basis in Asia*2 for fiscal year 2012 rose 8.0%, to 9,910 thousand units. Sales rose on growth in sales of the Activa scooters and Shine motorcycles in India, and the AirBlade scooters and Wave cub-type motorcycle models in Vietnam.

With respect to production activities, P.T. Astra Honda Motor, which is an affiliate accounted for under the equity method, in Indonesia, announced plans to build a fourth factory solely for scooters, with an annual production capacity of around 1,100 thousand units, in order to meet burgeoning demand in the Indonesian market. By the autumn of 2013, the company’s annual production capacity will be approximately 5,300 thousand units.

*[1]:	Based on Honda research, the motorcycle registration market includes eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

*[2]:

This total includes sales of completed products of the Company and its consolidated subsidiaries and unit sales of parts for use in local production to Honda’s affiliates accounted for under the equity method.

Other Regions

In Brazil, the principal market within Other Regions, total demand in calendar year 2011 increased approximately 7%, to 1,930 thousand* units, on the momentum created by economic growth in the first half of the year. This result was achieved despite a fiscal tightening policy, and an economic slowdown brought on by the reverberations of the European sovereign debt crises in the second half.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), unit sales rose 20.2% over the previous fiscal year, to 2,031 thousand units. Strong sales of mainstay models in Brazil, including the CG150 Fan motorcycles and NXR150 Bros dual-sport motorcycles contributed to sales growth.

*	Source: ABRACICLO (the Brazilian association of motorcycle, moped, and bicycle manufacturers)

Automobile Business

Honda’s unit sales of automobiles totaled 3,137 thousand units, decreased by 10.7% from the previous fiscal year, due mainly to a decrease in unit sales in all regions by the Great East Japan Earthquake and the floods in Thailand.

Revenue from external customers decreased ¥988.1 billion, or 14.5%, to ¥5,805.9 billion from the previous fiscal year, due mainly to decreased unit sales and negative foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥702.7 billion, or 10.3%, compared to the decrease as reported of ¥988.1 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥979.5 billion, or 14.4%, to ¥5,822.7 billion from the previous fiscal year.

Operating costs and expenses decreased ¥637.8 billion, or 9.8%, to ¥5,899.9 billion from the previous fiscal year. Cost of sales decreased by ¥587.2 billion, or 11.5%, to ¥4,518.5 billion, due mainly to a decrease in costs attributable to decreased unit sales and positive foreign currency effects. Selling, general and administrative expenses decreased by ¥88.6 billion, or 8.5%, to ¥953.5 billion, due mainly to a decrease in selling expenses attributable to decreased product warranty expenses, decreased unit sales, and positive foreign currency effects. R&D expenses increased by ¥38.0 billion, or 9.7%, to ¥427.8 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating loss was ¥77.2 billion, a decrease of ¥341.7 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales, increased R&D expenses and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

The proportion of retail unit sales by each vehicle class is as follows;

	2011	2012
Passenger cars:	65%	62%
Accord, Brio, City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, Insight, Inspire, Legend, Stream, Acura RL, Acura TL, Acura TSX, Everus S1

Light trucks:	31%	33%
Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:	4%	5%
Acty, Life, N Box, Vamos, Zest

Although there are various factors that affect the profitability of each vehicle class, Honda believes that sales price is an important factor in determining profitability. In general, the weighted average sales price in the light trucks category is higher relative to the total average sales price, while the weighted average sales price in the mini vehicles category is relatively lower, although sales price varies from model to model. The proportion of total unit sales attributable to the light trucks category, which generally has relatively higher average sales prices, has been increasing since the previous fiscal year.

Furthermore, it should be noted that the profitability of each category depends on various factors, such as production costs of specific models, selling, general and administrative expenses and R&D expenses allocated to each category, regional differences in market and exchange rate conditions. Although expenses vary from model to model, Honda believes that, in general, weighted average expenses in the light trucks category are higher relative to total average expenses, while weighted average expenses in the mini vehicles category are relatively lower.

Japan

Total industry automobile sales in Japan*1 for fiscal year 2012 rose approximately 3%, to approximately 4.75 million units. Although the Great East Japan Earthquake and the floods in Thailand had an impact, automobile sales remained stable due to government stimulus policies that provided tax breaks and subsidies for eco-car purchases in the second half of the fiscal year as well as other factors.

Honda’s unit sales in Japan were almost on a par with the previous fiscal year at 580 thousand units*2. The impact of lower production due to the Great East Japan Earthquake and the floods in Thailand negated strong sales of new models such as the Fit Shuttle, the Fit Shuttle Hybrid, and the FREED Hybrid, as well as of the new N Box mini vehicle.

In production activities, Honda’s domestic unit production of automobiles declined 4.6% from the previous fiscal year, to 870 thousand units due to the impact of the Great East Japan Earthquake and the floods in Thailand.

*[1]:	Source: JAMA (as measured by the number of regular vehicle registrations (661 cc or higher) and mini vehicles (660 cc or lower))

*[2]:

Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

North America

In calendar year 2011, total industry sales in the United States* increased approximately 9% over the previous year, to approximately 12.78 million units. Sales of small passenger cars and SUVs in particular were firm, reflecting an upswing in consumer sentiment and an improvement in the employment rate.

Under these circumstances, Honda’s consolidated automobile unit sales in North America for fiscal year 2012 decreased approximately 9.3% from the previous fiscal year, to 1,323 thousand units. The launch of the fully remodeled Civic and CR-V models generated sales, but supply constraints caused by supply chain disruptions from the Great East Japan Earthquake had a negative impact on vehicle availability.

In production activities, Honda manufactured 1,229 thousand units, down 4.8% from the previous fiscal year.

Honda Manufacturing of Indiana, LLC, Honda’s consolidated subsidiary in the U.S, began a second production shift from October 2011, which increased annual production capacity at the plant to 200 thousand units.

Honda de Mexico, S.A. de C.V., Honda’s consolidated subsidiary in Mexico, announced plans to build a new factory with an annual production capacity of approximately 200 thousand units in order to meet expected market expansion in the compact car segment. This move is expected to raise Honda’s annual automobile production capacity in North America to 1.87 million units by the first half of 2014.

*	Source: Ward’s Auto

Europe

During calendar year 2011, total demand in Europe*1 edged down approximately 1% from the previous year, to approximately 13.57 million units. In Germany, individual retail market sales significantly declined, despite signs of a market recovery. The main factor was weak consumer sentiment due to concerns about the economy. On the other hand, in Russia*2, sales increased approximately 39%, to approximately 2.65 million units, supported by higher sales of locally produced vehicles.

Honda’s consolidated unit sales in Europe decreased 20.2% from the previous fiscal year, to 158 thousand units, despite increased sales of the fully remodeled Civic. In addition to supply constraints caused by supply chain disruptions from the Great East Japan Earthquake, the decline was due to increased sales competition, and a drop-off in individual retail market sales which forms the core of Honda sales.

On the production front, unit output at Honda’s U.K. plant declined 24.7% from the prior fiscal year, to 104 thousand units.

*1:

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (new passenger car registrations cover 27 EU countries and three EFTA countries)), excluding Russia

*2:	Source: AEB (The Association of European Businesses)

Asia

In Asia in calendar year 2011, total demand increased approximately 6% from the previous year, to approximately 7.9 million units*1, despite lower sales in Thailand caused by the flooding. Higher overall sales resulted from a rise in demand in Indonesia, India and certain other countries. Unit sales in China rose approximately 2%, to approximately 18.51 million units*2, despite lower growth brought on by the end of a tax break available through 2010 and more stringent qualification standards for a government incentive program for fuel-efficient vehicles.

Honda’s unit sales in Asia outside Japan, along with shipments to China, for fiscal year 2012 declined 13.3%, to 874 thousand units. The decline was a direct result of lower production due to the Great East Japan Earthquake and the floods in Thailand.

On the production front, Honda’s unit production decreased 23.1%, to around 834 thousand*3 due to the impact of the floods in Thailand. In Asia, excluding China, production totaled 198 thousand units, while output in China was approximately 636 thousand units.

Production activities at certain automobile plants in the Asia region were suspended due to the floods in Thailand. Subsequently, however, production has gradually resumed at all factories since January 2012.

P.T. Honda Prospect Motor, Honda’s consolidated subsidiary in Indonesia, announced plans to construct a new automobile factory with an annual production capacity of 120 thousand units for production of the BRIO and other compact cars. This new facility is expected to raise the company’s annual production capacity to 180 thousand units in 2014.

Furthermore, Dongfeng Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, is constructing a second plant to respond to a continuing increase in demand in China’s automobile market. By the end of 2013, Dongfeng Honda’s total annual production capacity is scheduled to increase to 360 thousand units.

Moreover, Guangqi Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, has announced plans to build a third production line with an annual production capacity of 120 thousand units. This new line will raise the company’s annual production capacity to 600 thousand units in 2014.

As a result, Honda’s annual production capacity of automobiles in China, including the annual production capacity of Honda Automobile (China) Co., Ltd., a factory focused on production for export, is scheduled to increase from 770 thousand units at present to 1,010 thousand units in 2014.

*1:	The total is based on Honda research and includes the following 10 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, Korea, India and Pakistan.

*2:	Source: China Association of Automobile Manufacturers

*[3]:	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil*, one of the principal markets among the Other Regions, increased approximately 3%, to approximately 3,430 thousand units in calendar year 2011, marking a record for the 5th consecutive year. Although the growth rate dropped due to the impact of fiscal tightening measures from the end of 2010, light commercial vehicle sales increased.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), unit sales in fiscal year 2012 declined 24.1% from the previous fiscal year, to 202 thousand units. This was due to supply chain disruptions caused by the Great East Japan Earthquake and supply constraints caused by the floods in Thailand.

On the production front, Honda’s unit production in Brazil, one of the principal markets among the Other Regions, decreased 36.5%, to 80 thousand units from the previous fiscal year.

*:	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association, includes passenger cars and light commercial vehicles))

Power Product and Other Businesses

Honda’s unit sales of power products totaled 5,819 thousand units, increased by 5.6% from the previous fiscal year, due mainly to an increase in unit sales in North America and Asia.

Revenue from external customers decreased ¥15.5 billion, or 5.3%, to ¥277.1 billion from the previous fiscal year, due mainly to decreased sales of other business, negative foreign currency translation effects, which was partially offset by increased unit sales of power products. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥4.8 billion, or 1.7%, compared to the decrease as reported of ¥15.5 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥18.0 billion, or 5.9%, to ¥289.7 billion from the previous fiscal year.

Operating costs and expenses decreased ¥19.5 billion, or 6.2%, to ¥293.7 billion from the previous fiscal year. Cost of sales decreased by ¥19.5 billion, or 8.6%, to ¥208.6 billion, due mainly to a decrease in costs attributable to decreased net sales of other business and positive foreign currency effects. Selling, general and administrative expenses increased by ¥1.3 billion, or 2.4%, to ¥56.5 billion. R&D expenses decreased by ¥1.3 billion, or 4.4%, to ¥28.6 billion.

Operating loss was ¥4.0 billion, an improvement of ¥1.4 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales of power products, which was partially offset by increased selling, general and administrative expenses and negative foreign currency effects.

Japan

Unit sales for fiscal year 2012 increased 1.0% from the previous fiscal year, to 392 thousand units, due to higher sales of generators, snow blowers and certain other products, despite lower sales of general-purpose engines for OEM* use.

*:	OEM (Original Equipment Manufacturer): refers to manufacturers of products and components sold under a third-party brand.

North America

Unit sales in fiscal year 2012 increased 11.0% from the previous fiscal year, to 2,314 thousand units. Although sales of lawn mowers and certain other products declined, increased sales of general-purpose engines to OEM manufacturers of pressure washers contributed to the increase.

Europe

Unit sales in fiscal year 2012 declined 4.5% from the previous fiscal year, to 1,121 thousand units due to decreased sales of general-purpose engines for OEM use. On a bright note, sales of completed products such as lawn mowers and other gardening equipment, as well as snow blowers were strong.

Asia

Unit sales in fiscal year 2012 increased 11.1% from the previous fiscal year, to 1,472 thousand units due to economic expansion and government support programs for farm households, which contributed to strong sales of engines for agricultural equipment and construction machinery, pumps, and brush cutters. This increase was realized despite decreased sales in Thailand due to the impact of the floods.

Other Regions

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), unit sales in fiscal year 2012 declined 3.2% from the previous fiscal year, to 520 thousand units, the result of lower sales of general-purpose engines for OEM use. This was mainly due to lower demand in Brazil. Sales of brush cutters and general-purpose engines for OEM use rose in Australia.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

Total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries increased by ¥81.2 billion, or 1.7%, to ¥4,918.8 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries as of the end of the year would have increased by approximately ¥168.0 billion, or 3.5%, compared to the increase as reported of ¥81.2 billion, which includes negative foreign currency translation effects.

Revenue from external customers in Financial services business decreased ¥45.7 billion, or 8.1%, to ¥516.1 billion from the previous fiscal year, due mainly to negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have decreased by approximately ¥6.7 billion, or 1.2%, compared to the decrease as reported of ¥45.7 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥46.8 billion, or 8.2%, to ¥526.5 billion from the previous fiscal year.

Operating costs and expenses decreased ¥30.6 billion, or 7.9%, to ¥356.5 billion from the previous fiscal year. Cost of sales decreased ¥16.6 billion, or 5.4%, to ¥293.2 billion from the previous fiscal year, due mainly to a decrease in costs related to lease residual values and positive foreign currency effect. Selling, general and administrative expenses decreased ¥13.9 billion, or 18.1%, to ¥63.3 billion from the previous fiscal year, due mainly to a decrease in provisions for credit losses, losses on lease residual values and positive foreign currency effects.

Operating income decreased ¥16.2 billion, or 8.7%, to ¥170.0 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by a decrease in losses on lease residual values.

Geographical Information

Japan

In Japan, revenue from domestic and export sales decreased ¥248.2 billion, or 6.9%, to ¥3,362.9 billion from the previous fiscal year, due mainly to a decrease in revenue in Automobile business by the Great East Japan Earthquake and the floods in Thailand. Operating loss was ¥109.8 billion, a decrease of ¥175.9 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales and model mix, increased R&D expenses and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

North America

In North America, which mainly consists of the United States, revenue decreased ¥433.1 billion, or 10.4%, to ¥3,714.7 billion from the previous fiscal year, due mainly to a decrease in revenue in Automobile business by the Great East Japan Earthquake, the floods in Thailand and negative foreign currency translation effects. Operating income decreased ¥77.6 billion, or 25.8%, to ¥223.2 billion from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales, model mix and negative foreign currency effects.

Europe

In Europe, revenue decreased ¥118.5 billion, or 16.9%, to ¥580.7 billion from the previous fiscal year, due mainly to a decrease in revenue in the Automobile business by the Great East Japan Earthquake, the floods in Thailand and negative foreign currency translation effects. Operating loss was ¥12.1 billion, a decrease of ¥1.9 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales and model mix.

Asia

In Asia, revenue decreased ¥350.6 billion, or 19.0%, to ¥1,490.4 billion from the previous fiscal year, due mainly to a decrease in revenue in Automobile businesses by the Great East Japan Earthquake, the floods in Thailand and negative foreign currency translation effects, which was partially offset by an increase in revenue in Motorcycle business. Operating income decreased ¥73.7 billion, or 49.0%, to ¥76.8 billion from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales and model mix and negative foreign currency effects.

Other Regions

In Other Regions, revenue decreased ¥88.9 billion, or 9.1%, to ¥893.1 billion from the previous fiscal year, due mainly to a decrease in revenue in Automobile businesses by the Great East Japan Earthquake, the floods in Thailand and negative foreign currency translation effects, which was partially offset by an increase in revenue in Motorcycle business. Operating income decreased ¥12.5 billion, or 18.1%, to ¥56.9 billion from the previous fiscal year, due mainly to a decrease in income attributable to increased selling, general and administrative expenses and negative foreign currency effects.

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

Operating Costs and Expenses

Operating costs and expenses increased ¥151.6 billion, or 1.8%, to ¥8,367.0 billion from the previous fiscal year. Cost of sales increased ¥82.1 billion, or 1.3%, to ¥6,496.8 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased net sales, which was partially offset by continuing cost reduction and positive foreign currency effects. Selling, general and administrative expenses increased ¥45.3 billion, or 3.4%, to ¥1,382.6 billion from the previous fiscal year, due mainly to an increase in selling expenses attributable to increased net sales, the impact of the Great East Japan Earthquake, which was partially offset by a decrease in provisions for credit losses in Financial services business, and positive foreign currency effects. R&D expenses increased by ¥24.2 billion, or 5.2%, to ¥487.5 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income increased ¥206.0 billion, or 56.6%, to ¥569.7 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales, and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Great East Japan Earthquake. Excluding negative foreign currency effects of ¥137.6 billion, Honda estimates operating income increased ¥343.6 billion.

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

Unrealized gains and losses related to derivative instruments had a negative impact of ¥30.4 billion. Other income (expenses) excluding unrealized gains and losses related to derivative instruments had a positive impact of ¥118.8 billion, due mainly to gain on sales of investments in affiliates related to the dissolution of the joint venture and an increase in foreign currency transaction gains.

*	Information about the dissolution of the joint venture is described in note (6) Investments in and Advances to affiliates to the accompanying consolidated financial statement.

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

Revenue from external customers increased ¥147.9 billion, or 13.0%, to ¥1,288.1 billion from the previous fiscal year, due mainly to increased unit sales, and revenue related to licensing agreements. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥171.3 billion, or 15.0%, compared to the increase as reported of ¥147.9 billion, which includes negative foreign currency translation effects.

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

Revenue from external customers increased ¥239.2 billion, or 3.6%, to ¥6,794.0 billion from the previous fiscal year, due mainly to increased unit sales and increase in sales mix to higher priced vehicles, which was partially offset by the negative foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥545.7 billion, or 8.3%, compared to the increase as reported of ¥239.2 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales increased ¥247.4 billion, or 3.8%, to ¥6,802.3 billion from the previous fiscal year.

Operating costs and expenses increased ¥109.6 billion, or 1.7%, to ¥6,537.7 billion from the previous fiscal year. Cost of sales increased by ¥39.2 billion, or 0.8%, to ¥5,105.7 billion, due mainly to an increase in costs attributable to increased net sales, which was partially offset by continuing cost reduction and the positive foreign currency effects. Selling, general and administrative expenses increased by ¥49.9 billion, or 5.0%, to ¥1,042.1 billion, due mainly to losses in connection with the Great East Japan Earthquake of March 11, 2011, increased advertisement and sales promotion expenses related to sales increase, and product warranty expenses. Losses relating to the Great East Japan Earthquake mainly consisted of losses on damaged property, plant and equipment of ¥15.6 billion and ¥7.7 billion of fixed research and development costs that still had to be incurred even though research and development activities at certain locations had to be suspended. R&D expenses increased by ¥20.4 billion, or 5.5%, to ¥389.8 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating income increased ¥137.7 billion, or 108.7%, to ¥264.5 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Great East Japan Earthquake.

The proportion of retail unit sales by each vehicle class is as follows;

	2010	2011
Passenger cars:	69%	65%
Accord, Airwave, City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, FREED, Insight, Inspire, Legend, Partner, Stream, Acura CSX, Acura RL, Acura TL, Acura TSX

Light trucks:	26%	31%
Crosstour, CR-V, Element, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:	5%	4%
Acty, Life, Vamos, Zest

Although there are various factors that affect the profitability of each vehicle class, Honda believes that sales price is an important factor in determining profitability. In general, the weighted average sales price in the light trucks category is higher relative to the total average sales price, while the weighted average sales price in the mini vehicles category is relatively lower, although sales price varies from model to model. The proportion of total unit sales attributable to the light trucks category, which generally has relatively higher average sales prices, has been increasing since the previous fiscal year.

Furthermore, it should be noted that the profitability of each category depends on various factors, such as production costs of specific models, selling, general and administrative expenses and R&D expenses allocated to each category, regional differences in market and exchange rate conditions. Although expenses vary from model to model, Honda believes that, in general, weighted average expenses in the light trucks category are higher relative to total average expenses, while weighted average expenses in the mini vehicles category are relatively lower.

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

Please note that Honda suspended production following the Great East Japan Earthquake, and, as a result, unit output was about 39 thousand units lower than the original plan.

*1:	Source: JAMA (as measured by the number of regular vehicle registrations (661cc or higher) and mini vehicles (660cc or lower))

*2:

Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

North America

In calendar 2010, total industry sales in the United States* increased about 11% over the previous year, to approximately 11.77 million units. Sales of light trucks were especially strong and rose approximately 18% over the level in 2009.

Honda’s consolidated automobile unit sales in North America rose 12.4%, to 1,458 thousand units. Sales of the CR-V, Pilot, MDX, the all-new Odyssey that was launched in September 2010, and light trucks were favorable. In addition, sales of the Crosstour and the launching of new models of the TSX Sports Wagon and TL contributed to growth.

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

*1:	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover EU27 and EFTA3))

*2:	Source: AEB (The Association of European Businesses)

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

*1:	Source: China Association of Automobile Manufacturers

*2:	The total is based on Honda research and includes the following 10 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, Korea, India and Pakistan.

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

Revenue from external customers increased ¥14.9 billion, or 5.4%, to ¥292.6 billion from the previous fiscal year, due mainly to the increased unit sales of power products, which was partially offset by negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥27.5 billion, or 9.9%, compared to the increase as reported of ¥14.9 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales increased ¥13.0 billion, or 4.4%, to ¥307.8 billion from the previous fiscal year.

Operating costs and expenses increased ¥1.8 billion, or 0.6%, to ¥313.3 billion from the previous fiscal year. Cost of sales decreased by ¥1.3 billion, or 0.6%, to ¥228.1 billion, due mainly to continuing cost reduction, which was partially offset by an increase in costs attributable to increased net sales. Selling, general and administrative expenses increased by ¥2.4 billion, or 4.6%, to ¥55.2 billion. R&D expenses increased by ¥0.7 billion, or 2.5%, to ¥29.9 billion.

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

Revenue from external customers in Financial services business decreased ¥44.4 billion, or 7.3%, to ¥561.8 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have decreased by approximately ¥1.2 billion, or 0.2%, compared to the decrease as reported of ¥44.4 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥45.3 billion, or 7.3%, to ¥573.4 billion from the previous fiscal year.

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

Geographical Information

Japan

In Japan, revenue from domestic and export sales increased ¥305.4 billion, or 9.2%, to ¥3,611.2 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business and revenue related to licensing agreements. Operating income was ¥66.1 billion, an increase of ¥95.2 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, continuing cost reductions and income related to licensing agreements, which was partially offset by increased selling, general and administrative expenses and R&D expenses, negative foreign currency effects and the impact of the Great East Japan Earthquake.

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

Application of Critical Accounting Policies

Critical accounting policies are those which require us to apply the most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and which may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial condition and results of operations. Further changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors have combined to increase the uncertainty inherent in such estimates and assumptions.

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

The changes in provisions for those product warranties and net sales and other operating revenue for each of the years in the three-year period ended March 31, 2012 are as follows:

	Yen (millions)
	2010	2011	2012
Provisions for product warranties
Balance at beginning of year	¥233,979	¥226,038	¥213,943
Warranty claims paid during the period	(86,886)	(82,080)	(82,547)
Liabilities accrued for warranties issued during the period	79,520	84,920	60,004
Changes in liabilities for pre-existing warranties during the period*	(3,571)	(3,550)	(17,697)
Foreign currency translation	2,996	(11,385)	(3,141)

Balance at end of year	¥226,038	¥213,943	¥170,562

Net sales and other operating revenue	¥8,579,174	¥8,936,867	¥7,948,095

*

Changes in liabilities for pre-existing warranties during the period for the fiscal year ended March.31, 2012, was ¥17.6 billion, due mainly to the change of the expected level of future warranty costs, including the expected number of units to be affected and estimated average repair cost per unit for product recalls.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2012, the provision for fiscal 2012 and the allowance balance at the end of fiscal 2012 would have increased by approximately ¥3.8 billion and ¥2.3 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2012.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on finance receivables:

	Yen (billions)
For the year ended March 31, 2010	Retail	Direct financing lease	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥34.3	¥1.8	¥1.8	¥38.0
Provision	30.0	1.9	0.3	32.3
Charge-offs	(43.7)	(3.2)	(0.6)	(47.6)
Recoveries	13.9	1.1	0.0	15.1
Adjustments from foreign currency translation	(0.6)	0.1	(0.0)	(0.5)

Balance at end of year	¥33.9	¥1.7	¥1.6	¥37.3

Ending receivable balance	¥3,246.4	¥449.4	¥331.7	¥4,027.6
Average receivable balance, net	¥3,181.0	¥497.8	¥325.5	¥4,004.5
Net Charge-offs as a % of average receivable balance	0.94%	0.42%	0.18%	0.81%
Allowance as a % of ending receivable balance	1.05%	0.40%	0.49%	0.93%

	Yen (billions)
For the year ended March 31, 2011	Retail	Direct financing lease	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥33.9	¥1.7	¥1.6	¥37.3
Adjustment resulting from the adoption of new accounting standards on variable interest entities (note 1(c))	0.8	—	—	0.8
Adjusted balance at beginning of year	¥34.8	¥1.7	¥1.6	¥38.2
Provision	10.3	0.7	0.3	11.3
Charge-offs	(27.6)	(1.5)	(0.5)	(29.7)
Recoveries	11.1	0.5	0.0	11.7
Adjustments from foreign currency translation	(3.0)	(0.0)	(0.0)	(3.2)

Balance at end of year	¥25.5	¥1.4	¥1.4	¥28.4

Ending receivable balance	¥3,368.0	¥362.1	¥301.6	¥4,031.7
Average receivable balance, net	¥3,346.5	¥374.9	¥309.5	¥4,031.0
Net Charge-offs as a % of average receivable balance	0.49%	0.26%	0.15%	0.45%
Allowance as a % of ending receivable balance	0.76%	0.40%	0.47%	0.71%

	Yen (billions)
For the year ended March 31, 2012	Retail	Direct financing lease	Wholesale	Total
Provisions for credit losses
Balance at beginning of year	¥25.5	¥1.4	¥1.4	¥28.4
Provision	10.3	0.3	0.0	10.8
Charge-offs	(21.1)	(0.7)	(0.0)	(21.9)
Recoveries	6.6	0.1	0.0	6.8
Adjustments from foreign currency translation	(0.9)	(0.0)	(0.0)	(1.0)

Balance at end of year	¥20.4	¥1.1	¥1.4	¥23.0

Ending receivable balance	¥3,328.1	¥380.3	¥301.3	¥4,009.8
Average receivable balance, net	¥3,233.1	¥366.1	¥243.7	¥3,843.0
Net Charge-offs as a % of average receivable balance	0.45%	0.16%	0.03%	0.39%
Allowance as a % of ending receivable balance	0.62%	0.30%	0.46%	0.57%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (billions)
	2010	2011	2012
Provision for credit losses on past due rental payments	¥1.9	¥1.6	¥1.1
Impairment losses on operating leases due to early termination	¥3.3	¥0.8	¥1.5

Fiscal Year 2012 Compared with Fiscal Year 2011

The provision for credit losses on finance receivables decreased by ¥0.5 billion, or 5%, and net charge-offs decreased by ¥2.8 billion, or 16%. The decline in net charge-offs is due mainly to the improved credit quality of our North American portfolio and sustained strength in used vehicle prices.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2012, were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumption constant, the total impact would be an increase in depreciation expense by approximately ¥1.3 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥0.2 billion, which would be recognized over the remaining lease terms. With the same prerequisites shown above, if future auction values in our North American direct financing lease portfolio were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.3 billion. And if future return rates were to increase by one percentage point from our present estimates, the total impact would be slight. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2012. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Fiscal Year 2012 Compared with Fiscal Year 2011

Used vehicle prices remained strong during fiscal year 2012. Disruptions in the supply of new vehicles caused by the natural disasters in Japan and Thailand supported the demand for used vehicles. Losses related to lease residual value of our finance subsidiaries in North America declined for higher estimates of lease residual values. No impairment losses as a result of declines in estimated residual values were recognized during fiscal year 2012.

Incremental deprecation on operating leases declined by ¥2.1 billion, or 81%. Losses on lease residual values on direct financing leases declined by ¥1.7 billion, or 56%.

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

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. Honda determines the expected long-term rate of return based on the investment policies. Honda considers the eligible investment assets under investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories. Our assumed discount rate and rate of salary increase as of March 31, 2012 were 2.0% and 2.1%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2012 was 3.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2012 were 4.6~5.2% and 1.5~4.4%, respectively, and our assumed expected long-term rate of return for fiscal 2012 was 6.5~7.5% for foreign plans.

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

Japanese Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-84.0/+94.4	+32.1/-42.1	-2.6/+3.4
Expected long-term rate of return	+0.5/-0.5	—	—	-3.9/+3.9

Foreign Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-50.0/+57.2	+21.0/-24.3	-4.8/+5.5
Expected long-term rate of return	+0.5/-0.5	—	—	-1.8/+1.8

(*1)	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2012.

(*2)	Funded status for fiscal 2012 is affected by March 31, 2012 assumptions.
Pension expense for fiscal 2012 is affected by March 31, 2011 assumptions.

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

Valuation of Deferred Tax Assets

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We believe that our accounting for the valuation of deferred tax assets is a “critical accounting estimate” because it required us to evaluate and assess the probability of future taxable income and our business plan, which are inherently uncertain.

Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2011 and 2012. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors and our consolidated results of operation could be adversely affected.

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

Honda requires working capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities.

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and the issuance of corporate bonds. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥463.9 billion as of March 31, 2012. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, commercial paper, corporate bonds, securitization of finance receivables and intercompany loans. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥4,113.3 billion as of March 31, 2012.

Cash Flows

Fiscal Year 2012 Compared with Fiscal Year 2011

Consolidated cash and cash equivalents on March 31, 2012 decreased by ¥31.9 billion from March 31, 2011, to ¥1,247.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥737.4 billion of cash inflows. Cash inflows from operating activities decreased by ¥333.4 billion compared with the previous fiscal year due mainly to a decrease in cash received due to decreased unit sales in the Automobile business, which was partially offset by decreased payments for parts and raw materials primarily caused by a decrease in automobile production.

Net cash used in investing activities amounted to ¥673.0 billion of cash outflows. Cash outflows from investing activities decreased by ¥58.3 billion compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables and a decrease in purchase of operating lease assets, which was partially offset by increased capital expenditure and a decrease in collections of finance subsidiaries-receivables.

Net cash used in financing activities amounted to ¥44.1 billion of cash outflows. Cash outflows from financing activities decreased by ¥56.2 billion, compared with the previous fiscal year, due mainly to an increase in proceeds from debt and a decrease in purchases of treasury stock, which was partially offset by an increase in dividends paid.

Fiscal Year 2011 Compared with Fiscal Year 2010

Consolidated cash and cash equivalents on March 31, 2011 increased by ¥159.1 billion from March 31, 2010, to ¥1,279.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

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

Liquidity

The ¥1,247.1 billion in cash and cash equivalents at the end of the fiscal year 2012 corresponds to approximately 1.9 months of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,177.8 billion have committed lines of credit equivalent to ¥777.3 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2012.

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

Total consolidated R&D expenses for the fiscal year ended March 31, 2012 amounted to ¥519.8 billion.

Motorcycle Business

In the Motorcycle Business segment, Honda is aiming to deliver appealing products that offer outstanding environment performance and the joy of ownership to customers in a timely manner. To this end, Honda took initiatives to enhance product appeal, strengthen cost competitiveness, increase the speed of product and technology development, address the requirements of a low-carbon society, and ensure our continued dominance in major racing events.

One of the major developments in fiscal year 2012 was the launch of the New Mid Concept series in Japan, North America and Europe. This included the NC700S naked model which offers comfortable riding performance and high fuel economy; the fun to maneuver and incredibly fuel efficient NC700X; and the Integra, which combines a heightened dimension of motorcycle enjoyment with a level of riding comfort and convenience suitable for commuters. All three models are outfitted with 700cc mid-sized engines, which offer strong torque even at low and medium speeds in addition to low fuel consumption. Further, the Integra, comes equipped with a newly developed, second-generation dual-clutch transmission that is lighter and more compact than before. Honda also developed a 125cc global scooter engine, with improved durability, quietness and fuel efficiency. This engine was equipped in the Click 125i, a new 125cc scooter model launched in Thailand. For customers with smartphones, we rolled out Honda Moto LINC, a newly developed service for motorcycle owners based on the internavi LINC service offered to automobile owners.

R&D expenses in this segment in fiscal 2012 amounted to ¥63.3 billion.

In terms of major race results, Honda won the Triple Crown (Rider, Team, and Constructor’s Championship) in the MotoGP class of the FIM Road Racing World Championship series in 2011.

Automobile Business

In the Automobile business segment, we are working to develop innovative technologies and create products which offer new value in order to meet customer needs. We are also actively developing technologies that provide advanced safety performance and address environmental issues.

Among our major achievements in Japan during fiscal year 2012, we launched the N Box, which brings together Honda’s original center-tank-layout and a newly developed powerplant to create one of the most spacious interiors ever offered in a mini vehicle. In North America, Asia and other regions, we launched the fully remodeled Civic, with improved fuel economy and realizes a pleasant and refined interior space despite the vehicle’s compact body dimensions. In Europe, an idle stop system was offered as a standard feature on all MT-type models of the fully remodeled Civic five-door. These and other innovations have improved the fuel efficiency of gasoline-powered vehicles by roughly 10%, and diesel-powered vehicles by approximately 20%.

Other R&D-related news included the announcement of “Earth Dreams Technology,” a range of next-generation technologies for simultaneously realizing high-level driving performance and exceptional fuel efficiency. Through improved engine and transmission efficiency, together with advances in hybrid motors and other electric-powered motor technology, we built upon a base of outstanding environmental performance in pursuing the joy of driving which is characteristic of Honda. Honda also unveiled the NSX Concept, a next-generation sports supercar equipped with a next-generation V-6 VTEC direct-injection engine mated with a highly-efficient, high-output hybrid system, Sport Hybrid SH-AWD (Super Handling All Wheel Drive), offering excellent drivability and fuel economy. The NSX Concept embodies the pursuit of exceptional environmental and fuel economy along with the acceleration feel and sheer driving pleasure expected from a sports supercar.

R&D expenses in this segment in fiscal 2012 amounted to ¥427.8 billion.

Power Product and Other Businesses

In the Power product and other businesses segments, Honda introduced several measures in accordance with its business policy of proactively proposing new and useful ideas that will bring joy to customers worldwide. These centered on the creation of new technology for advanced industrial markets, the development of strategic products for emerging markets, the establishment of a foundation for addressing growth in overseas production, and efforts to strengthen the development operations supporting business operations.

Principal developments in this area included the sales launch to gas utility companies of a new model gas engine-based cogeneration unit for household use. This high-efficiency, household-use combined heat and power supply system, the MCHP1.0K2, generates power using a gas-powered engine, utilizing the subsequent waste heat to supply hot water. The MCHP1.0K2 incorporates EXLink (Extended Expansion Linkage Engine), an original Honda product that boosts the efficiency of both power generation and heat utilization. As the world’s smallest gas engine-based cogeneration unit, the MCHP1.0K2 can now be installed in more ordinary households than ever before. In the area of outboard motors, we released the BF250, featuring top-of-class fuel efficiency and superior output performance, in Japan, North America, Europe, Southeast Asia, and other regions. The BF250 has a newly developed 3.6 L V-6 VTEC engine, combined with a direct air intake system, the first ever application of this technology to an outboard motor. In the general-purpose engine category, Honda further reduced noise and vibration levels in a number of engines in the GX engine series. Sold in Japan, these engines also boast top-of-class low exhaust gas emissions and high fuel economy.

R&D expenses in this segment in fiscal 2012 amounted to ¥28.6 billion.

Fundamental Research

During fiscal 2012, Honda continued its fundamental research activities to develop technologies in a diverse range of fields that will support the products of the future.

The major initiative undertaken during the fiscal year was the evolution of the ASIMO humanoid robot. Equipping ASIMO for the first time ever with autonomous behavior control technology has made it more independent, enabling the robot to move continuously without navigation input from a human operator. In terms of intelligence and physical form, the ability of ASIMO to adapt to conditions has improved dramatically, bringing it one step closer to practical usage in environments of coexistence with humans. Development is also proceeding on a task-performing robot arm. For this device, Honda is applying the posture control technology that allows ASIMO to walk and run, along with multi-joint simultaneous trajectory control technology, which controls the motors in ASIMO’s hand and foot joints all at once, to enable tasks to be performed in locations too dangerous for humans or where footing is unstable.

Honda is committed to continuing its humanoid robotics research, and will take proactive steps to convert this research into products for mass production and practical or applied use.

Please note that expenses incurred in fundamental research are allocated among each business segment.

Patents and Licenses

At March 31, 2012, Honda owned more than 17,600 patents in Japan and more than 25,300 patents abroad. Honda also had applications pending for more than 13,200 patents in Japan and for more than 16,200 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

Honda uses principally the declining-balance method for calculating the depreciation of property, plant and equipment, and plans to change it to the straight-line method from the fiscal year ending March 31, 2013. We believe that the straight-line method better reflects the future usage of property plant and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate. The change in depreciation method is anticipated to cause a decrease in depreciation expense by approximately ¥40.0 billion for the fiscal year ending March 31, 2013.

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item except the effect of the change in depreciation method above.

E. Off-Balance Sheet Arrangements

(Guarantee)

At March 31, 2012, we guaranteed ¥28.1 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥28.1 billion. As of March 31, 2012, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2012:

Contractual Obligations

	At March 31, 2012
	Yen (millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	¥3,146,396	911,395	1,286,621	792,501	155,879
Operating leases	101,732	18,733	24,443	17,487	41,069
Purchase commitments*[1]	88,136	88,136	—	—	—
Interest payments*2	203,160	79,056	87,640	33,788	2,676
Contributions to defined benefit pension plans*3	93,555	93,555	—	—	—

Total	¥3,632,979	1,190,875	1,398,704	843,776	199,624

*[1]	Honda had commitments for purchases of property, plant and equipment at March 31, 2012.

*2	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2012.

*3	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥43,627 million is not represented in the table above.

At March 31, 2012, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

appointed in June 2001

		*3	21,800

	Director of the Company, appointed in June 2000 Executive Vice President of Honda R&D Americas, Inc., appointed in April 1998 Joined Honda in April 1978

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Tetsuo Iwamura (May 30, 1951)

Director of the Company from June 2000 to June 2011, and from June 2012

Executive Vice President, Executive Officer and

Representative Director of the Company,

appointed in June 2012 (presently held)

Executive Vice President and Executive Officer

appointed in April 2012

Senior Managing Officer of the Company,

appointed in June 2011

Senior Managing Officer and Director of the Company, appointed in April 2011

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

Chief Operating Officer for Parts Operations,

appointed in April 2000

General Manager of Overseas Operation Office No. 1 for Regional Operations (the Americas),

appointed in June 1999

Joined Honda in April 1978

		*3	21,900

Directors

Tatsuhiro Oyama (July 9, 1950)	Director of the Company from June 2001 Senior Managing Officer and Director of the Company, appointed in April 2011 (presently held)	*3	24,400

	Senior Managing Director of the Company, appointed in June 2010

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

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

General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan),

appointed in April 2001

Joined Honda in April 1969

Fumihiko Ike (May 26, 1952)

Director of the Company from June 2003

Chief Operating Officer for IT Operations,

appointed in April 2012 (presently held)

Responsible for Government & Industrial Affairs,

appointed in April 2012 (presently held)

Senior Managing Officer and Director of the Company,

appointed in April 2011 (presently held)

Chief Operating Officer for Business Management Operations,

appointed in April 2011 (presently held)

Risk Management Officer,

appointed in April 2011 (presently held)

General Supervisor, Information Systems

appointed in April 2011

Chief Operating Officer for Regional Operations

(Asia & Oceania),

appointed in April 2008

		*3	23,200

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

Tomohiko Kawanabe (May 17, 1952)	Director of the Company from June 2010 Senior Managing Officer and Director of the Company, appointed in April 2011 (presently held) Responsible for Quality, Certification and Regulation Compliance, appointed in April 2011 (presently held) Managing Director of the Company, appointed in June 2010 President and Director of Honda R&D Co., Ltd., appointed in April 2010 Joined Honda in April 1977	*3	15,500

Takashi Yamamoto (January 12, 1953)

Director of the Company from June 2000

Senior Managing Officer and Director of the Company, appointed in June 2012 (presently held)

Senior Managing Officer of the Company,

appointed in April 2012

Chief Operating Officer for Production Operations,

appointed in April 2012 (presently held)

Managing Officer of the Company,

appointed in April 2011

General Manager of Automobile Production Planning Office in Production Operations,

appointed in April 2011 (presently held)

President and Director of Yutaka Giken Co., Ltd.,

appointed in June 2009

Managing Officer of the Company,

appointed in June 2007

General Manager of Saitama Factory of Production Operations, appointed in April 2007

		*3	14,200

Operating Officer of the Company,

appointed in June 2005

President and Director of Honda Manufacturing of Alabama, LLC,

appointed in April 2005

Responsible for Quality, Certification and Regulation Compliance,

appointed in April 2004

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Responsible for Quality, Certification and Regulation Compliance and Service Technology,

appointed in April 2002

Director of the Company,

appointed in June 2000

General Manager of Automobile Purchasing Division 1 for Purchasing Operations,

appointed in April 2000

Joined Honda in April 1977

Yoshiharu Yamamoto (March 19, 1953)	Director of the Company from June 2011 Senior Managing Officer and Director of the Company, appointed in April 2012 (presently held) Managing Officer and Director of the Company, appointed in June 2011	*3	14,200

Managing Officer of the Company,

appointed in April 2011

President, Chief Executive Officer and Director of

Honda R&D Co., Ltd.,

appointed in April 2011 (presently held)

Executive Vice President and Director of Honda R&D Co., Ltd.,

appointed in June 2010

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 2007

Managing Director of Honda R&D Co., Ltd.,

appointed in June 2005

Joined Honda in April 1973

Kensaku Hogen (August 2, 1941)	Director of the Company from June 2005 Director of the Company, appointed in June 2005 (presently held) Ambassador to Canada, appointed in April 2001	*3	1,900

Nobuo Kuroyanagi (December 18, 1941)	Director of the Company from June 2009 Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), appointed in April 2012 (presently held) Director of Mitsubishi UFJ Financial Group, Inc. (MUFG), appointed in April 2010 Director of the Company, appointed in June 2009 (presently held) Chairman of BTMU, appointed in April 2008 President and CEO of MUFG, appointed in October 2005	*3	1,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takeo Fukui (November 28, 1944)	Director of the Company from June 1988 Director and Advisor of the Company, appointed in June 2009 (presently held)	*3	40,800

President and Director of the Company,

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

Managing Director of Honda R&D Co., Ltd.,

appointed in May 1987

Joined Honda in April 1969

Masahiro Yoshida (March 5, 1957)

Director of the Company from June 2010

Compliance Officer,

appointed in April 2012 (presently held)

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

Responsible for Human Resources and Associate Relations for Business Support Operations,

appointed in April 2007

Joined Honda in April 1979

		*3	17,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yuji Shiga (October 7, 1958)

Director of the Company from June 2012

Operating Officer and Director of the Company,

appointed in June 2012 (presently held)

Chief Operating Officer for Power Product Operations, appointed in April 2012 (presently held)

Operating Officer of the Company,

appointed in April 2011

Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations,

appointed in April 2011

General Manager of Operation Office No. 2 in Regional Operations (Asia & Oceania),

appointed in April 2010

General Manager of Operation Office No. 1 in Regional Operations (North America),

appointed in April 2009

President of Jialing-Honda Motors Co., Ltd.,

appointed in June 2005

Joined Honda in April 1982

		*3	6,400

Corporate Auditors

Masaya Yamashita (April 5, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2012 (presently held) Managing Officer of the Company, appointed in June 2011	*6	20,700

Managing Officer and Director of the Company,

appointed in April 2011

Managing Director of the Company,

appointed in June 2008

Chief Operating Officer for Purchasing Operations,

appointed in April 2008

General Manager of Kumamoto Factory of Production Operations,

appointed in April 2006

Operating Officer of the Company,

appointed in June 2005

Director of the Company,

appointed in June 2003

General Manager of Automobile Purchasing Division 1

for Purchasing Operations,

appointed in April 2002

Joined Honda in April 1977

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hideki Okada (June 1, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2009 (presently held) General Manager of Regional Operation Planning Office (North America), appointed in April 2007 Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2007 Operating Officer of the Company, appointed in June 2006 General Manager of Accounting Division for Business Management Operation, appointed in June 2004 Joined Honda in April 1977	*4	20,600

Hirotake Abe (November 13, 1944)	Corporate Auditor of the Company, appointed in June 2011 (presently held) Established the Certified Public Accountant Hirotake Abe Office in January 2010 (presently held) Senior Adviser of Deloitte Touche Tohmatsu (presently, Deloitte Touche Tohmatsu LLC) in June 2007	*5	300

	Executive Member of Deloitte Touche Tohmatsu Limited in June 2004 Registered as certified public accountant in March 1974

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

Managing Director of Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2002

		*5	300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Hiwatari (August 4, 1945)

Corporate Auditor of the Company,

appointed in June 2012 (presently held)

Registered with the Daiichi Tokyo Bar Association

in September 2010

Advisor of TMI Associates

appointed in September 2010 (presently held)

Retired from office in June 2010

Prosecutor General appointed in July 2008

Superintending Prosecutor of the Tokyo High Public Prosecutors Office,

appointed in December 2006

Superintending Prosecutor of the Hiroshima High Public Prosecutors Office,

appointed in June 2006

Vice-Minister of Justice,

appointed in June 2004

		*6	None

Director-General of the Criminal Affairs Bureau of the

Ministry of Justice,

appointed in August 2002

Director-General of General Affairs Department of the Supreme Public Prosecutors Office,

appointed in December 2001

Director of the Office for Promotion of Justice System Reform,

appointed in July 2001

Director-General of the Secretariat of the Justice System Reform Council, Cabinet Secretariat,

appointed in July 1999

Associate Vice-Minister of Justice,

appointed in June 1999

Chief Public Prosecutor in the Oita District Public Prosecutors Office,

appointed in July 1997

Appointed Public Prosecutor in the Supreme Public Prosecutors Office,

appointed in June 1997

Entered the Legal Training and Research Institute of the Supreme Court in April 1968

*1.	Directors Mr. Kensaku Hogen and Mr. Nobuo Kuroyanagi satisfy the required conditions for the outside director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.

*2.	Corporate Auditors Mr. Hirotake Abe, Mr. Tomochika Iwashita and Mr. Toshiaki Hiwatari are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.

*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 21, 2012.

*4.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2009.

*5.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2011.

*6.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 21, 2012.

*7.	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Senior Managing Officers, Managing Officers and Operating Officers (excluding officers who also hold the position of Director) under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Senior Managing Officers

Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

Managing Officers

Manabu Nishimae	Chief Operating Officer for Regional Operations

(Europe, the Middle &Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Koichi Fukuo	Executive in Charge of Business Unit No. 1, Automobile Operations

Hiroshi Kobayashi	Chief Operating Officer for Regional Operations

(Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Sho Minekawa	Chief Operating Officer for Regional Sales Operations (Japan)

Toshihiko Nonaka	Responsible for Products, Automobile Operations

Executive Vice President and Director, Honda R&D Co., Ltd.

Takuji Yamada	Executive Vice President and Director of American Honda Motor Co., Inc.

Masahiro Takedagawa	Chief Operating Officer for Regional Operations

(Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Yoshiyuki Matsumoto	Executive in Charge of Business Unit No. 3, Automobile Operations

Ko Katayama	General Manager of Saitama Factory of Production Operations

Operating Officers

Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Toshiaki Mikoshiba	President of Guangqi Honda Automobile Co., Ltd.

Yoshi Yamane	General Manager of Suzuka Factory of Production Operations

Takashi Sekiguchi	President and Director of Honda Canada Inc.

Takahiro Hachigo	Executive Vice President and Director of Honda Motor Europe Ltd.

Hiroshi Sasamoto	President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Chitoshi Yokota	Executive in Charge of Business Unit No. 2, Automobile Operations

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Soichiro Takizawa	Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Kohei Takeuchi	General Manager of Accounting Division for Business Management Operations

Naoto Matsui	Chief Operating Officer for Purchasing Operations

Mitsugu Matsukawa	Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Shinji Aoyama	General Manager of Motorcycle Business Planning Office for Motorcycle Operations

There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation

Directors and Corporate Auditors receive remuneration, the aggregate maximum amount of which is approved at the annual general meeting of shareholders. The amounts of the remuneration approved to pay to Directors and Corporate Auditors are allocated among them at meeting of the Board of Directors and Corporate Auditors. Also, Directors and Corporate Auditors received bonuses, the aggregate amount of which was approved at the annual general meeting of shareholders. From fiscal year 2012, the amounts of the bonuses paid to Directors are allocated among them at meeting of the Board of Directors within the aggregate amount approved at the annual general meeting of shareholders. It is based on the Company’s performance for each fiscal year, Director’s bonuses in the past and other factors. The bonuses for Corporate Auditors are merged into remuneration from fiscal year 2012 as consideration for their duties after abolishing the bonuses for Corporate Auditors. All the Directors and Corporate Auditors contribute a portion of their remuneration to the officer shareholders’ association, purchase shares of the Company’s Common Stock and keep holding those shares during their services.

The total amount of remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2012 was ¥866 million. This amount includes remuneration paid to nine Directors and two Corporate Auditors who retired during the fiscal year. The amount of remuneration paid to the Directors includes amount of wages paid to those Directors who were also Directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2012 was ¥372 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2012 are as follows:

	Yen (millions)
	Directors excluding outside Directors		Outside Directors		Corporate Auditors excluding outside Corporate Auditors		Outside Corporate Auditors		Total
	number	amount	number	amount	number	amount	number	amount	number	amount
Remuneration	19	680	2	22	2	120	5	42	28	866
Bonus	18	326	2	6	2	30	3	9	25	372

Total		1,007		28		150		52		1,239

The amount of remuneration paid to Takanobu Ito during the fiscal year ended March 31, 2012 was ¥96 million. The amount of bonuses for Takanobu Ito accrued for the fiscal year ended March 31, 2012 was ¥26 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2012, 2011 and 2010.

As of March 31, 2012

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
187,094	39,954	134,357	2,145	10,638

At March 31, 2012, Honda had 187,094 full-time employees, including 118,923 local nationals employed in its overseas operations.

As of March 31, 2011

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
179,060	35,454	130,900	2,145	10,561

At March 31, 2011, Honda had 179,060 full-time employees, including 109,400 local nationals employed in its overseas operations.

As of March 31, 2010

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
176,815	34,808	129,663	2,145	10,199

At March 31, 2010, Honda had 176,815 full-time employees, including 106,230 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2012.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2010, 2011 and 2012 were 1.9%, 1.8% and 1.8%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

The Company has had labor contracts with its labor union in Japan since 1970. These contracts are renegotiated with respect to basic wages and other working conditions. The regular employees of the Company’s Japanese subsidiaries are covered by similar contracts. Since 1957, neither the Company nor any of its subsidiaries has experienced any strikes or other labor disputes that materially affected its business activities. The Company considers labor relations with its employees to be very good.

E. Share Ownership

The total amount of the Company’s voting securities owned by its officers, Directors and Corporate Auditors as a group as of June 21, 2012 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	245,500 shares	0.014%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2012, the Association owned 5,439,750 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2012, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,299,559 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2012:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account)	136,263	7.52%

According to a statement on Schedule 13G (Amendment No. 8) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 10, 2012, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2011, 109,130,094 shares, or 6.0% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2012 were 1,811,428,430 shares of Common Stock, of which 61,138,613 shares represented by ADSs and 282,184,586 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 258 at March 31, 2012.

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

During the fiscal year ended March 31, 2012, Honda had sales of ¥561.4 billion and purchases of ¥762.4 billion with equity affiliates accounted under the equity method. As of March 31, 2012, Honda had receivables of ¥176.2 billion from affiliated companies, and had payables of ¥142.4 billion to affiliated companies.

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

The Company determined year-end dividends of ¥15 per share for the year ended March 31, 2012. As a result, total dividends for the year ended March 31, 2012, together with the first quarter dividends of ¥15, the second quarter dividends of ¥15 and the third quarter dividends of ¥15, were ¥60 per share, an increase of ¥6 from the annual dividends paid for the year ended March 31, 2011.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2012)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	August 1, 2011	October 31, 2011	January 31, 2012	June 21, 2012
Dividend per Share of Common Stock (yen)	15.00	15.00	15.00	15.00
Total Amount of Dividends (millions of yen)	27,034	27,034	27,034	27,034

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2012, Honda’s shares were traded on two stock exchanges in Japan.

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

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2012 was approximately 126,069,500 shares of Common Stock on the TSE and approximately 14,737,097 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2008	4,600	2,610	37.80	27.01
2009	3,910	1,643	36.40	17.35
2010	3,410	2,300	37.23	24.83

2011
1st quarter	¥3,405	¥2,570	$36.16	$28.33
2nd quarter	3,065	2,470	35.89	28.43
3rd quarter	3,315	2,713	39.69	33.82
4th quarter	3,745	2,820	44.54	36.51

2012
1st quarter	¥3,255	¥2,843	$39.59	$33.76
2nd quarter	3,295	2,227	41.23	28.90
3rd quarter	2,511	2,127	32.65	27.52
4th quarter	3,300	2,393	39.35	31.11

CY 2011
Dec	¥2,511	¥2,237	$32.00	$28.60

CY 2012
Jan	¥2,797	¥2,393	$35.59	$31.11
Feb	3,195	2,591	38.88	34.98
Mar	3,300	2,920	39.35	36.23
Apr	3,250	2,805	38.96	34.67
May	2,900	2,486	35.38	31.64

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

In 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan (including the cabinet order and ministerial ordinances promulgated thereunder; the “Book-Entry Law”), and since then the shares of all Japanese companies listed on any Japanese financial instruments exchange, including Honda’s shares, have become subject to this new system. On the same day, all existing shares were dematerialized and all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the sole institution that is designated by the relevant authorities as a book-entry transfer institution which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account management institution unless such person has an account directly at JASDEC. “Account management institutions” are, in general, financial instruments firms engaged in type 1 financial instruments business (i.e., securities brokers/dealers), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

Stock Splits

Honda may at any time split its shares into a greater number of shares by resolution of the Board of Directors. When the Board of Directors approves a stock split, it may also amend the articles of incorporation of Honda without approval of shareholders to increase the number of its authorized shares to such number as it determines, provided such number is equal to or less than the then-current number multiplied by the ratio of the stock split, so long as Honda does not issue more than one class of shares.

Under the Book-Entry Law, Honda must give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by its shareholders at account management institutions or at JASDEC will be increased in accordance with the applicable ratio.

Consolidation of Shares

Honda may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director of Honda must disclose the reason for the consolidation of the shares at the general meeting of shareholders.

Under the Book-Entry Law, Honda must give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the relevant effective date. On the effective date of the consolidation of shares, the numbers of shares recorded in all accounts held by its shareholders at account management institutions or at JASDEC will be decreased in accordance with the applicable ratio.

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

Shareholders’ Register Manager

Sumitomo Mitsui Trust Bank, Limited is the Shareholders’ Register Manager for the shares. Sumitomo Mitsui’s office is located at 4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8233, Japan. Sumitomo Mitsui maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

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

In the event Honda is to acquire its own shares from a specific person other than its subsidiary at a price which is higher than the higher of (x) the final market price on the market trading such shares as of the date immediately preceding the date of the required resolution or (y) in the event that such shares are subject to a tender offer, etc., the price set in the contract regarding such tender offer, any shareholder may request that Honda includes such shareholder’s shares in the proposed purchase.

Acquisitions described in (i) through (iii) above must satisfy certain other requirements, including the restriction of the source of consideration in which the total amount of the purchase price of such own shares may not exceed the distributable amount of the corporation.

Reports to Shareholders

Honda currently furnishes shareholders with notices of shareholders’ meetings, business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved such way of furnishing notices. Pursuant to its amended articles of incorporation, upon convening a general meeting of shareholders, Honda may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet. Further, pursuant to its articles of incorporation, Honda’s public notices to shareholders shall be given in Japanese by way of electronic public notice; provided, however, that if any public notice is unable to be given by electronic method due to any accident or for any other unavoidable reason, such public notice shall be given by publication in the Nihon Keizai Shimbun, a Japanese newspaper of general circulation.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is 20% (20.42% for dividends to be paid from January 1, 2013 to December 31, 2037). With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20% or 20.42% withholding tax rate is reduced to (i) 7% for dividends to be paid until December 31, 2012, (ii) 7.147% for dividends to be paid from January 1, 2013 to December 31, 2013, (iii) 15.315% for dividends to be paid from January 1, 2014 to December 31, 2037, and (iv) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% or 10% for portfolio investors (15% under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden, and 10% under the income tax treaties with, among others, Australia, France, the Netherlands, Switzerland, the United Kingdom, and the United States).

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

This section does not apply to a person who is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Honda, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells shares or ADSs as part of a wash sales for tax purposes, or a person whose functional currency is not the U.S. dollar.

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

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2011 and 2012. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities within one year.

Foreign Exchange Risk

	2011			2012
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contracts	Contract amount	Fair value		Contract amount	Fair value
To sell US$	¥285,212	(1,229)	82.77	¥301,538	(10,554)	79.47
To sell EUR	34,183	(1,701)	111.63	18,895	(1,023)	103.83
To sell CA$	19	(1)	83.44	63	(1)	81.09
To sell GBP	13,857	(253)	131.40	4,047	(19)	130.69
To sell other foreign currencies	58,330	(3,660)	various	87,342	(6,040)	various
To buy US$	8,175	41	82.73	5,674	34	81.20
To buy other foreign currencies	3,046	65	various	4,346	109	various
Cross-currencies	223,587	(1,212)	various	201,744	588	various

Total	¥626,409	(7,950)		¥623,649	(16,906)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option Contracts	Contract amount	Fair value		Contract amount	Fair value
Option purchased to sell US$	¥14,746	144	various	¥27,216	—	various
Option written to sell US$	29,491	(108)	various	51,874	(2,148)	various

Total	¥44,237	36		¥79,090	(2,148)

Interest Rate Risk

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Our finance receivables are primarily fixed rate. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing to fixed rate financing (normally three-five years) in order to match financing costs with income from finance receivables. Foreign currency and interest rate swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2011 and 2012. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2011		2012
	Yen (millions)			Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥31,329	*	¥73,920	14,143	30,175	16,470	8,542	4,579	11	*	3.98%
Other	330,807	*	306,419	82,525	78,152	71,570	57,738	15,364	1,070	*	2.32%

Total—Direct financing leases	¥362,136	*	¥380,339	96,668	108,327	88,040	66,280	19,943	1,081	*

Other finance subsidiaries-receivables
JP¥	¥500,213	505,615	¥525,494	171,326	117,623	95,220	67,148	52,954	21,223	521,726	3.98%
US$	2,554,404	2,588,307	2,541,603	918,770	612,930	488,833	334,605	149,616	36,849	2,574,794	4.03%
Other	615,039	607,296	562,365	259,847	139,231	90,406	49,319	17,781	5,781	557,330	6.73%

Total—Other finance subsidiaries- receivables	¥3,669,656	3,701,218	¥3,629,462	1,349,943	869,784	674,459	451,072	220,351	63,853	3,653,850

Total**	¥4,031,792		¥4,009,801

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.

** :

The finance subsidiaries-receivables include finance subsidiaries-receivables contained in trade accounts and notes receivable and other assets in the consolidated balance sheets. Additional detailed information is described in note (3) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)

	2011		2012
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Japanese yen bonds	¥320,000	322,270	¥330,000	120,000	40,000	30,000	60,000	80,000	—	331,770	0.80%
Japanese yen medium-term notes (Fixed rate)	102,226	102,896	67,740	25,093	6,447	5,951	27,274	—	2,975	68,266	1.21%
Japanese yen medium-term notes (Floating rate)	80,619	80,770	63,574	58,119	3,471	—	1,984	—	—	63,655	0.49%
U.S. dollar medium-term notes (Fixed rate)	451,891	477,827	692,185	40,908	139,910	175,910	81,819	102,273	151,365	732,402	3.48%
U.S. dollar medium-term notes (Floating rate)	297,285	299,014	155,535	88,937	13,172	8,181	42,381	2,864	—	156,450	0.97%
Asset backed notes	453,802	458,794	511,384	245,093	176,163	79,442	10,686	—	—	515,790	1.18%
Loans and others—primarily fixed rate	1,299,872	1,322,989	1,325,978	333,245	335,389	272,585	88,763	294,457	1,539	1,343,180	3.01%

Total	¥3,005,695	3,064,560	¥3,146,396	911,395	714,552	572,069	312,907	479,594	155,879	3,211,513

Interest Rate Swaps

		2011		2012
		Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
					Expected maturity date
Notional principal currency	Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	Float/Fix	¥420	(14)	¥300	—	120	180	—	—	—	(7)	1.33%	3.17%
US$	Float/Fix	2,357,658	(20,292)	2,465,885	301,084	651,447	953,305	472,352	87,697	—	(14,818)	0.51%	1.15%
	Fix/Float	519,895	16,611	736,422	41,095	181,638	176,709	82,190	102,738	152,052	27,384	3.52%	1.81%
	Float/Float	12,473	16	12,329	12,329	—	—	—	—	—	(3)	0.74%	0.77%
CA$	Float/Fix	458,092	(4,218)	448,897	60,250	107,028	109,397	80,305	77,713	14,204	(3,679)	1.28%	2.17%
	Fix/Float	179,904	5,373	123,446	49,378	74,068	—	—	—	—	2,929	5.46%	2.82%
GBP	Float/Fix	32,134	(136)	31,456	15,104	16,352	—	—	—	—	(59)	1.35%	1.22%
OTHER	Float/Fix	6,029	(17)	4,904	4,035	869	—	—	—	—	(12)	1.97%	2.67%

Total		¥3,566,605	(2,677)	¥3,823,639	483,275	1,031,522	1,239,591	634,847	268,148	166,256	11,735

Currency & Interest Rate Swaps

			2011		2012
Receiving side currency	Paying side currency	Receive/Pay	Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
						Expected maturity date						Fair value
			Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter
JP¥	US$	Fix/Float	¥82,078	21,523	¥57,585	17,361	5,028	5,473	27,413	—	2,310	10,773	1.21%	1.04%
		Float/Float	105,671	25,179	46,563	41,858	2,844	—	1,861	—	—	17,045	0.49%	0.77%
Other	Other	Fix/Float	313,576	6,444	309,357	87,076	98,314	123,967	—	—	—	(7,023)	5.03%	1.95%
		Float/Float	47,774	(3,064)	19,033	—	—	19,033	—	—	—	961	1.55%	3.45%
		Float/Fix	—	—	17,555	—	1,602	15,953	—	—	—	44	1.21%	2.98%

Total			¥549,099	50,082	¥450,093	146,295	107,788	164,426	29,274	—	2,310	21,800

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in equity section of the consolidated balance sheets. At March 31, 2011 and 2012, the estimated fair values of marketable equity securities were ¥92.4 billion and ¥100.8 billion, respectively.

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
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•     Share distributions, stock split, rights, merger

•     Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	USD 2.50 per ADS certificate

(f) General depositary services, particularly those charged on an annual basis	Not applicable

Category (as defined by SEC)	Depositary Actions	Associated Fee
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

•     The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•     Stock transfer or other taxes and other governmental charges

•     Cable, telex, facsimile transmission/delivery

•     Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•     Any other charge payable by the depositary or its agents

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more dividends or other cash distributions

4. Direct / Indirect Payment Disclosure

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our Chief Financial Officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2012 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2012.

The Company’s independent registered public accounting firm, KPMG AZSA LLC has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Corporate Auditors has determined that Mr. Hideki Okada and Mr. Hirotake Abe are qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Okada and Mr. Abe were elected as one of Honda’s Corporate Auditors at the general meeting of shareholders held on June 23, 2009 and June 23, 2011, respectively. See Item 6.A. for additional information regarding them. They meet the independence requirements imposed on Corporate Auditors under the Company Law of Japan. See Item 6.C. for an explanation of such independence requirements.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent public accountant for each of the fiscal years in the three-year period ended March 31, 2012, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International, a Swiss Cooperative, to Honda in fiscal year 2011 and 2012:

	Yen (millions)
	2011	2012
Audit Fees	¥2,421	¥2,301
Audit-Related Fees	79	45
All Other Fees	—	1

Total	¥2,500	¥2,347

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

Pre-approval policies and procedures of the Board of Corporate Auditors

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2012. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2011	231	¥2,960	—	—
May 1 to May 31, 2011	212	¥3,084	—	—
June 1 to June 30, 2011	172	¥2,931	—	—
July 1 to July 31, 2011	262	¥3,190	—	—
August 1 to August 31, 2011	200	¥3,077	—	—
September 1 to September 30, 2011	96	¥2,386	—	—
October 1 to October 31, 2011	218	¥2,263	—	—
November 1 to November 30, 2011	88	¥2,345	—	—
December 1 to December 31, 2011	330	¥2,375	—	—
January 1 to January 31, 2012	128	¥2,527	—	—
February 1 to February 29, 2012	35	¥2,706	—	—
March 1 to March 31, 2012	626	¥3,100	—	—

Total	2,598	¥2,835	—

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

Item 16H. Mine Safety Disclosure

Not applicable.

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

March 31, 2012

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

As further described in Note 1(c) to the consolidated financial statements, the Company adopted FASB Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 21, 2012 expressed an unqualified opinion on the effectiveness of Honda Motor Co., Ltd.’s internal control over financial reporting.

/S/ KPMG AZSA LLC

Tokyo, Japan

June 21, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 21, 2012 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG AZSA LLC

Tokyo, Japan

June 21, 2012

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and 2012

	Yen (millions)
	2011	2012
Assets
Current assets:
Cash and cash equivalents	¥1,279,024	¥1,247,113
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥ 7,904 million in 2011 and ¥ 7,293 million in 2012 (notes 3, 9 and 20)	787,691	812,155
Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	1,131,068	1,081,721
Inventories (notes 5 and 9)	899,813	1,035,779
Deferred income taxes (note 11)	202,291	188,755
Other current assets (notes 7, 9 and 17)	390,160	373,563

Total current assets	4,690,047	4,739,086

Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	2,348,913	2,364,393

Investments and advances:
Investments in and advances to affiliates (note 6)	440,026	434,744
Other, including marketable equity securities (notes 4 and 7)	199,906	188,863

Total investments and advances	639,932	623,607

Property on operating leases (note 8):
Vehicles	1,645,517	1,773,375
Less accumulated depreciation	287,885	300,618

Net property on operating leases	1,357,632	1,472,757

Property, plant and equipment, at cost (note 9):
Land	483,654	488,265
Buildings	1,473,067	1,492,823
Machinery and equipment	3,166,353	3,300,727
Construction in progress	202,186	191,107

	5,325,260	5,472,922
Less accumulated depreciation and amortization	3,385,904	3,499,464

Net property, plant and equipment	1,939,356	1,973,458

Other assets, net of allowance for doubtful accounts of ¥ 23,275 million in 2011 and ¥ 23,036 million in 2012 (notes 3, 4, 9, 11, 13, 17 and 20)	594,994	607,458

Total assets	¥11,570,874	¥11,780,759

Liabilities and Equity
Current liabilities:
Short-term debt (notes 4 and 9)	¥1,094,740	¥964,848
Current portion of long-term debt (notes 4 and 9)	962,455	911,395
Trade payables:
Notes	25,216	26,499
Accounts	691,520	942,444
Accrued expenses (note 13)	525,540	489,110
Income taxes payable (note 11)	31,960	24,099
Other current liabilities (notes 9, 11 and 17)	236,761	221,364

Total current liabilities	3,568,192	3,579,759

Long-term debt, excluding current portion (notes 4 and 9)	2,043,240	2,235,001
Other liabilities (notes 4, 10, 11 and 13)	1,376,530	1,437,709

Total liabilities	6,987,962	7,252,469

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves (note 12)	46,330	47,184
Retained earnings (note 12)	5,666,539	5,769,029
Accumulated other comprehensive income (loss), net (notes 7, 11, 13, 15 and 17)	(1,495,380)	(1,646,078)
Treasury stock, at cost 9,126,716 shares in 2011 and 9,128,871 shares in 2012	(26,110)	(26,117)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,402,614

Noncontrolling interests	132,937	125,676

Total equity	4,582,912	4,528,290

Commitments and contingent liabilities (notes 18 and 19)
Total liabilities and equity	¥11,570,874	¥11,780,759

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2010, 2011 and 2012

	Yen (millions)
	2010	2011	2012
Net sales and other operating revenue (notes 2 and 6)	¥8,579,174	¥8,936,867	¥7,948,095

Operating costs and expenses:
Cost of sales (notes 1(u), 1(v) and 2)	6,414,721	6,496,841	5,919,633
Selling, general and administrative (note 1(u) and 1(v))	1,337,324	1,382,660	1,277,280
Research and development	463,354	487,591	519,818

	8,215,399	8,367,092	7,716,731

Operating income	363,775	569,775	231,364

Other income (expenses):
Interest income	18,232	23,577	33,461
Interest expense	(12,552)	(8,474)	(10,378)
Other, net (notes 1(p), 6, 7 and 17)	(33,257)	45,670	2,956

	(27,577)	60,773	26,039

Income before income taxes and equity in income of affiliates	336,198	630,548	257,403

Income tax expense (note 11):
Current	90,263	76,647	86,074
Deferred	56,606	130,180	49,661

	146,869	206,827	135,735

Income before equity in income of affiliates	189,329	423,721	121,668

Equity in income of affiliates (note 6)	93,282	139,756	100,406

Net income	282,611	563,477	222,074

Less: Net income attributable to noncontrolling interests	14,211	29,389	10,592

Net income attributable to Honda Motor Co., Ltd.	¥268,400	¥534,088	¥211,482

	Yen
	2010	2011	2012
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 1(o))	¥147.91	¥295.67	¥117.34

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2010, 2011 and 2012

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

Years ended March 31, 2010, 2011 and 2012

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)
Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					(116,812)		(116,812)	(1,323)	(118,135)
Unrealized gains (losses) on available-for-sale securities, net					5,899		5,899	(87)	5,812
Unrealized gains (losses) on derivative instruments, net					(29)		(29)		(29)
Pension and other postretirement benefits adjustments					(39,756)		(39,756)	103	(39,653)

Total comprehensive income (loss)							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2012	¥86,067	¥172,529	¥47,184	¥5,769,029	¥(1,646,078)	¥(26,117)	¥4,402,614	¥125,676	¥4,528,290

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2011 and 2012

	Yen (millions)
	2010	2011	2012
Cash flows from operating activities (note 14):
Net income	¥282,611	¥563,477	¥222,074
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	401,743	351,496	320,996
Depreciation of property on operating leases	227,931	212,143	209,762
Deferred income taxes	56,606	130,180	49,661
Equity in income of affiliates	(93,282)	(139,756)	(100,406)
Dividends from affiliates	140,901	98,182	95,106
Gain on sales of investments in affiliates (note 6)	—	(46,756)	—
Provision for credit and lease residual losses on finance subsidiaries-receivables	40,062	13,305	13,032
Impairment loss on investments in securities	603	2,133	1,062
Damaged and impairment loss on long-lived assets excluding property on operating leases (note 1(u) and 1(v))	548	16,833	10,590
Impairment loss on property on operating leases	3,312	835	1,514
Loss (gain) on derivative instruments, net	(37,753)	(7,788)	(1,847)
Decrease (increase) in assets:
Trade accounts and notes receivable	(6,910)	38,700	(35,475)
Inventories	352,994	(33,676)	(154,222)
Other current assets	103,071	266	2,883
Other assets	24,150	(40,729)	(24,000)
Increase (decrease) in liabilities:
Trade accounts and notes payable	151,345	(55,331)	242,814
Accrued expenses	(20,457)	39,103	(25,718)
Income taxes payable	(14,524)	9,461	(7,568)
Other current liabilities	5,662	32,209	(12,395)
Other liabilities	(30,146)	(83,115)	(14,744)
Other, net	(44,255)	(30,335)	(55,690)

Net cash provided by operating activities	1,544,212	1,070,837	737,429

Cash flows from investing activities:
Increase in investments and advances	(19,419)	(11,412)	(23,129)
Decrease in investments and advances	14,078	13,995	14,647
Payments for purchases of available-for-sale securities	(5,871)	(262)	(1,784)
Proceeds from sales of available-for-sale securities	4,945	2,739	1,879
Payments for purchases of held-to-maturity securities	(21,181)	(179,951)	(26,078)
Proceeds from redemptions of held-to-maturity securities	6,283	154,977	47,193
Proceeds from sales of investments in affiliates (note 6)	—	71,073	9,957
Capital expenditures	(392,062)	(318,543)	(397,218)
Proceeds from sales of property, plant and equipment	24,472	24,725	23,260
Proceeds from insurance recoveries for damaged property, plant and equipment (note 1(v))	—	—	16,217
Acquisitions of finance subsidiaries-receivables (note 1(w))	(1,196,916)	(1,927,673)	(1,784,720)
Collections of finance subsidiaries-receivables (note 1(w))	1,344,005	1,829,097	1,765,204
Sales (repurchases) of finance subsidiaries-receivables, net	(55,168)	—	—
Purchases of operating lease assets	(544,027)	(798,420)	(683,767)
Proceeds from sales of operating lease assets	245,110	408,265	365,270

Net cash used in investing activities	(595,751)	(731,390)	(673,069)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(649,641)	113,669	(104,596)
Proceeds from long-term debt	1,132,222	799,520	1,151,971
Repayments of long-term debt	(963,833)	(870,406)	(967,588)
Dividends paid (note 12)	(61,696)	(92,170)	(108,138)
Dividends paid to noncontrolling interests	(16,278)	(16,232)	(15,763)
Sales (purchases) of treasury stock, net	(18)	(34,797)	(7)

Net cash used in financing activities	(559,244)	(100,416)	(44,121)

Effect of exchange rate changes on cash and cash equivalents	40,316	(79,909)	(52,150)

Net change in cash and cash equivalents	429,533	159,122	(31,911)

Cash and cash equivalents at beginning of year	690,369	1,119,902	1,279,024

Cash and cash equivalents at end of year	¥1,119,902	¥1,279,024	¥1,247,113

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) mainly develop, manufacture and distribute motorcycles, automobiles, power products, and also provide financing for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Italy, China, India, Thailand, Vietnam, Indonesia, Argentina, Brazil and Turkey.

(b) Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

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

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, realizable values of inventories, realization of deferred tax assets, damaged and impairment loss on long-lived assets, unrecognized tax benefits, product warranty obligations, the fair values of assets and obligations related to employee benefits, and the fair value of derivative financial instruments. Further changes in the economic environment surrounding Honda , effects by market conditions , effects of currency fluctuations or other factors have combined to increase the uncertainty inherent in such estimates and assumptions. Actual results could differ from those estimates.

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

Honda classifies its debt and marketable equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2011 and 2012.

Honda periodically compares the fair value of debt and marketable equity securities with their cost basis. If the fair value of the securities has declined below the cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the securities through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In assessing impairment of securities, Honda considers the factors such as degree and period of the decline in fair value, financial position and results of operations of investees and forecast earnings based on market and economic trend in which the investees operate. Honda did not recognize significant impairment loss on investments in securities for the years ended March 31, 2010, 2011 and 2012.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda performs its annual impairment review of goodwill at March 31, and when a triggering event occurs between annual impairment dates. For the year ended March 31, 2010, 2011 and 2012, Honda did not recognize impairment loss on goodwill.

The carrying amount of goodwill at March 31, 2011 and 2012 was ¥12,008 million and ¥10,426 million, respectively and is included in other assets of the consolidated balance sheets.

(j) Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of the vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(l) Impairment of Long-Lived Assets to Be Held and Used and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Honda did not recognize any significant impairment losses on long-lived assets excluding property on operating leases for the years ended March 31, 2010, 2011 and 2012.

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

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were ¥196,713 million, ¥210,803 million and ¥195,284 million, for the years ended March 31, 2010, 2011 and 2012,

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o) Basic Net Income Attributable to Honda Motor Co., Ltd. per Common Share

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2010, 2011 and 2012 was 1,814,605,803 shares, 1,806,360,505 shares and 1,802,300,720 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2010, 2011 or 2012.

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

All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur and foreign currency receivables and payables are re-measured at the applicable exchange rates on the balance sheet date. Foreign currency translation and transaction gains or losses are included in other income (expenses)-other, net and these net gains or losses for each of the years in the three-year period ended March 31, 2012 are as follows:

Yen (millions)
2010	2011	2012
¥ (37,417)	¥ (60,514)	¥ 4,563

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2012 are as follows:

Yen (millions)
2010	2011	2012
¥ 151,197	¥ 160,773	¥ 155,276

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

(t) New Accounting Pronouncements Not Yet Adopted

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment eliminates the option to present other comprehensive income as part of the statement of consolidated statements of changes in equity and requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The requirements of ASU 2011-05 as amended by ASU 2011-12 are effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2011. Honda has not yet determined which method of presentation it will adopt.

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

The costs of restoration activities amounted to ¥19,797 million are included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012.

(v) Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods.

As a result, Honda recognized ¥23,420 million of costs and expenses, of which ¥10,680 million is included in cost of sales and ¥12,740 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. These costs and expenses mainly consist of losses on damaged inventories of ¥7,330 million which is included in cost of sales, and losses on damaged property, plant and equipment of ¥7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of ¥21,725 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

(w) Revisions of the prior year’s Consolidated Statements of Cash Flows

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries-receivables and collections of finance subsidiaries-receivables in the consolidated statements of cash flows, that amounted to ¥251,230 million for the year ended March 31, 2010 and ¥280,807 million for the year ended March 31, 2011.

The revisions have no impact on net cash used in investing activities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) Finance Income and Related Cost of Finance Subsidiaries

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2012 as follows:

	Yen (millions)
	2010	2011	2012
Finance income	¥618,811	¥573,458	¥526,576
Finance cost	321,491	309,850	293,216

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

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2011 and 2012:

	Yen (millions)
	2011	2012
Retail	¥3,368,014	¥3,328,140
Direct financing lease	362,136	380,339
Wholesale flooring	267,526	265,644
Commercial loans	34,116	35,678

Total finance receivables	4,031,792	4,009,801
Less:
Allowance for credit losses	28,437	23,049
Allowance for losses on lease residual values	7,225	5,366
Unearned interest income and fees	19,916	16,951

	3,976,214	3,964,435
Less:
Finance receivables included in trade receivables, net	332,195	334,044
Finance receivables included in other assets, net	164,038	184,277

Finance subsidiaries-receivables, net	3,479,981	3,446,114
Less current portion	1,131,068	1,081,721

Noncurrent finance subsidiaries-receivables, net	¥2,348,913	¥2,364,393

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The following table presents the changes in the allowance for credit losses on finance receivables for the year ended March 31, 2012.

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of the year	¥25,578	¥1,455	¥1,404	¥28,437
Provision	10,386	333	95	10,814
Charge-offs	(21,163)	(726)	(75)	(21,964)
Recoveries	6,671	134	5	6,810
Adjustments from foreign currency translation	(975)	(45)	(28)	(1,048)

Balance at end of the year	¥20,497	¥1,151	¥1,401	¥23,049

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The following tables present an age analysis of past due finance receivables at March 31, 2011 and 2012.

	Yen (millions)
As of March 31, 2011	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥14,127	¥1,625	¥3,191	¥18,943	¥2,762,373	¥2,781,316
Used & certified auto	5,325	591	474	6,390	421,605	427,995
Others	1,666	468	895	3,029	155,674	158,703

Total retail	21,118	2,684	4,560	28,362	3,339,652	3,368,014

Direct financing lease	1,375	179	584	2,138	359,998	362,136
Wholesale
Wholesale flooring	125	38	273	436	267,090	267,526
Commercial loans	—	—	—	—	34,116	34,116

Total wholesale	125	38	273	436	301,206	301,642

Total finance receivables	¥22,618	¥2,901	¥5,417	¥30,936	¥4,000,856	¥4,031,792

	Yen (millions)
As of March 31, 2012	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥10,027	¥1,359	¥2,832	¥14,218	¥2,752,386	¥2,766,604
Used & certified auto	4,250	553	354	5,157	414,365	419,522
Others	1,200	474	963	2,637	139,377	142,014

Total retail	15,477	2,386	4,149	22,012	3,306,128	3,328,140

Direct financing lease	1,050	171	893	2,114	378,225	380,339
Wholesale
Wholesale flooring	15	15	253	283	265,361	265,644
Commercial loans	—	—	—	—	35,678	35,678

Total wholesale	15	15	253	283	301,039	301,322

Total finance receivables	¥16,542	¥2,572	¥5,295	¥24,409	¥3,985,392	¥4,009,801

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

*	Includes recorded investment of finance receivables that are less than 30 days past due.

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

The following tables present the balances of consumer finance receivables by the credit quality indicator at March 31, 2011 and 2012.

	Yen (millions)
As of March 31, 2011	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,776,500	¥4,816	¥2,781,316
Used & certified auto	426,930	1,065	427,995
Others	157,340	1,363	158,703

Total retail	3,360,770	7,244	3,368,014

Direct financing lease	361,373	763	362,136

Total	¥3,722,143	¥8,007	¥3,730,150

	Yen (millions)
As of March 31, 2012	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,762,413	¥4,191	¥2,766,604
Used & certified auto	418,615	907	419,522
Others	140,577	1,437	142,014

Total retail	3,321,605	6,535	3,328,140

Direct financing lease	379,275	1,064	380,339

Total	¥3,700,880	¥7,599	¥3,708,479

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present the balance of wholesale receivables by credit quality indicators at March 31, 2011 and 2012.

	Yen (millions)
As of March 31, 2011	Group A	Group B	Total
Wholesale
Wholesale flooring	¥144,118	¥123,408	¥267,526
Commercial loans	14,024	20,092	34,116

Total	¥158,142	¥143,500	¥301,642

	Yen (millions)
As of March 31, 2012	Group A	Group B	Total
Wholesale
Wholesale flooring	¥150,473	¥115,171	¥265,644
Commercial loans	18,306	17,372	35,678

Total	¥168,779	¥132,543	¥301,322

Contractual maturities

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2012 and thereafter:

Years ending March 31	Yen (millions)
2013	¥1,446,611

2014	978,111
2015	762,499
2016	517,352
2017	240,294
After five years	64,934

2,563,190

Total	¥4,009,801

Other Finance Receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥59,520 million and ¥48,544 million were included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2011 and 2012, respectively. Honda estimates individually the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,574 million and ¥20,320 million at March 31, 2011 and 2012, respectively, for which the allowance for credit losses were ¥19,574 million and ¥20,299 million at March 31, 2011 and 2012, respectively.

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

The following table presents the balances of the assets and liabilities of consolidated VIEs at March 31, 2011 and 2012.

	Yen (millions)
	2011	2012
Finance subsidiaries-receivables, net	¥500,208	¥562,947
Restricted cash *[1]	7,931	17,486
Other assets	1,688	1,367

Total assets	¥509,827	¥581,800

Secured debt *[2]	¥495,695	¥563,460
Other liabilities	532	255

Total liabilities	¥496,227	¥563,715

*[1]	Restricted cash as collateral for the payment of the related secured debt obligation was included in investment and advances-other on the consolidated balance sheet.

*[2]	Secured debt was included in short-term and long-term debt on the consolidated balance sheet.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of March 31, 2011 and 2012.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Inventories

Inventories at March 31, 2011 and 2012 are summarized as follows:

	Yen (millions)
	2011	2012
Finished goods	¥531,071	¥603,721
Work in process	49,606	44,891
Raw materials	319,136	387,167

	¥899,813	¥1,035,779

(6) Investments in and Advances to affiliates

The difference between the carrying amount of investment in affiliates and the amount of underlying equity is mainly investor level goodwill. The amounts are not material as of March 31, 2011 and 2012.

Investments in affiliates include equity securities which have quoted market values at March 31, 2011 and 2012 compared with related carrying amounts as follows:

	Yen (millions)
	2011	2012
Carrying amounts	¥171,198	¥182,770
Market values	177,293	191,870

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2011 and 2012, and for each of the years in the three-year period ended March 31, 2012 is shown below (see note 21):

	Yen (millions)
As of March 31, 2011	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥225,393	¥1,276,877	¥20,362	¥1,522,632
Other assets, principally property, plant and equipment	100,796	974,543	26,452	1,101,791

Total assets	326,189	2,251,420	46,814	2,624,423

Current liabilities	127,984	912,678	8,247	1,048,909
Other liabilities	7,392	213,215	5,635	226,242

Total liabilities	135,376	1,125,893	13,882	1,275,151

Equity	¥190,813	¥1,125,527	¥32,932	¥1,349,272

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2012	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥216,751	¥1,338,679	¥20,718	¥1,576,148
Other assets, principally property, plant and equipment	108,971	1,012,363	26,328	1,147,662

Total assets	325,722	2,351,042	47,046	2,723,810

Current liabilities	134,395	1,005,935	7,253	1,147,583
Other liabilities	7,969	223,095	5,911	236,975

Total liabilities	142,364	1,229,030	13,164	1,384,558

Equity	¥183,358	¥1,122,012	¥33,882	¥1,339,252

	Yen (millions)
For the year ended March 31, 2010	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥992,264	¥3,512,551	¥24,933	¥4,529,748
Net income attributable to Honda’s affiliates	83,467	137,471	2,684	223,622

	Yen (millions)
For the year ended March 31, 2011	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,189,024	¥3,857,890	¥24,572	¥5,071,486
Net income attributable to Honda’s affiliates	104,790	253,468	(1,436)	356,822

	Yen (millions)
For the year ended March 31, 2012	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥888,914	¥3,579,019	¥23,934	¥4,491,867
Net income attributable to Honda’s affiliates	72,168	177,309	1,516	250,993

Significant investments in affiliates accounted for under the equity method at March 31, 2011 and 2012 are shown below:

Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
Automobile	Guangqi Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

There are no equity method affiliates that are in Financial services business.

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2011 and 2012 included in retained earnings was ¥379,179 million and ¥380,271 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2011 and 2012, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2012. Honda mainly purchases materials, supplies and services from affiliates, and sells finished goods, parts used in its products, equipment and services to affiliates. The amount during the fiscal years ended March 31, 2010 and 2011 have been corrected from the amounts previously disclosed.

	Yen (millions)
	2011	2012
Amounts due from	¥135,576	¥176,255
Amounts due to	97,254	142,490

	Yen (millions)
	2010	2011	2012
Purchases from	¥783,066	¥806,744	¥762,415
Sales to	566,420	617,603	561,426

(7) Investments and Advances-Other

Investments and advances at March 31, 2011 and 2012 consist of the following:

	Yen (millions)
	2011	2012
Current
Corporate debt securities	¥331	¥1,404
U.S. government agency debt securities	—	822
Advances	790	824
Certificates of deposit	1,366	1,509

	¥2,487	¥4,559

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	2011	2012
Noncurrent
Auction rate securities	¥6,948	¥6,651
Marketable equity securities	92,421	100,829
Government bonds	1,999	1,999
U.S. government agency debt securities	37,029	10,913
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	12,178	11,697
Guaranty deposits	23,735	21,679
Advances	1,159	1,276
Other	23,468	32,850

	¥199,906	¥188,863

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2011 and 2012 is summarized below:

	Yen (millions)
	2011	2012
Available-for-sale
Cost	¥46,017	¥44,818
Fair value	99,369	107,480
Gross unrealized gains	56,019	64,704
Gross unrealized losses	2,667	2,042

Held-to-maturity
Amortized cost	¥40,725	¥16,647
Fair value	40,649	16,711
Gross unrealized gains	91	84
Gross unrealized losses	167	20

Maturities of debt securities classified as held-to-maturity at March 31, 2012 are as follows:

Yen (millions)
Due within one year	¥3,735
Due after one year through five years	12,090
Due after five years through ten years	822

Total	¥16,647

There was no significant realized gains and losses from available-for-sale securities included in other income (expenses)-other, net for the years ended March 31, 2010, 2011 and 2012, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Gross unrealized losses on available-for-sale securities and held-to-maturity securities, and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 are as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥2,971	¥317
12 months or longer	12,302	1,725

	¥15,273	¥2,042

Held-to-maturity
Less than 12 months	¥5,734	¥20
12 months or longer	—	—

	¥5,734	¥20

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(8) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2012 are as follows:

Years ending March 31	Yen (millions)
2013	¥257,416
2014	168,689
2015	56,968
2016	2,653
2017	487

Total future minimum lease rentals	¥486,213

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(9) Short-term and Long-term Debt

Short-term debt at March 31, 2011 and 2012 is as follows:

	Yen (millions)
	2011	2012
Short-term bank loans	¥268,600	¥282,238
Asset backed notes	35,908	49,636
Medium-term notes	184,437	141,033
Commercial paper	605,795	491,941

	¥1,094,740	¥964,848

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The weighted average interest rates on short-term debt outstanding at March 31, 2011 and 2012 were 0.67% and 0.88%, respectively.

Long-term debt at March 31, 2011 and 2012 is as follows:

	Yen (millions)
	2011	2012
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥240	¥198
0.76% Japanese yen unsecured bond due 2012	70,000	70,000

	70,240	70,198
Subsidiaries:
Loans, maturing through 2029:
Secured, principally from banks	19,827	14,746
Unsecured, principally from banks	804,396	897,769
Asset backed notes, maturing through 2015	453,802	511,384
1.30% Japanese yen unsecured bond due 2011	40,000	—
1.51% Japanese yen unsecured bond due 2011	30,000	—
1.48% Japanese yen unsecured bond due 2012	30,000	30,000
0.49% Japanese yen unsecured bond due 2012	20,000	20,000
1.31% Japanese yen unsecured bond due 2013	40,000	40,000
1.05% Japanese yen unsecured bond due 2014	30,000	30,000
0.56% Japanese yen unsecured bond due 2015	30,000	30,000
0.59% Japanese yen unsecured bond due 2015	30,000	30,000
0.47% Japanese yen unsecured bond due 2016	—	40,000
0.48% Japanese yen unsecured bond due 2017	—	40,000
4.72% Thai baht unsecured bond due 2011	3,575	—
Medium-term notes, maturing through 2023	1,408,960	1,397,532
Less unamortized discount, net	5,105	5,233

	2,935,455	3,076,198

Total long-term debt	3,005,695	3,146,396
Less current portion	962,455	911,395

Total long-term debt, excluding current portion	¥2,043,240	¥2,235,001

Pledged assets at March 31, 2011 and 2012 are as follows:

	Yen (millions)
	2011	2012
Trade accounts and notes receivable	¥13,808	¥10,119
Inventories	11,691	3,289
Other current assets	5,337	—
Property, plant and equipment	24,548	22,102
Finance subsidiaries-receivables	504,587	570,655

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain loans are secured by trade accounts and notes receivable, inventories, other current assets and property, plant and equipment presented above and subject to collateralization upon request, and their interest rates range from 0.64% to 15.24% per annum at March 31, 2012 and weighted average interest rates on total outstanding long-term debt at March 31, 2011 and 2012 were 2.29% and 2.10%, respectively. Asset backed notes are secured by finance subsidiaries-receivables, and their weighted average interest rates at March 31, 2011 and 2012 were 1.94% and 1.18% respectively. Medium-term notes are unsecured, and their interest rates range from 0.49% to 5.29% at March 31, 2011 and from 0.49% to 5.51% at March 31, 2012.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2012 and thereafter:

Years ending March 31	Yen (millions)
2013	¥911,395

2014	714,552
2015	572,069
2016	312,907
2017	479,594
After five years	155,879

2,235,001

Total	¥3,146,396

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

At March 31, 2012, Honda had unused line of credit facilities amounting to ¥2,271,362 million, of which ¥698,049 million related to commercial paper programs and ¥1,573,313 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2012, the Company and its finance subsidiaries also had committed lines of unused credit amounting to ¥783,667 million. Within these lines, the unused committed lines for back up the commercial paper programs are ¥777,353 million. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Other Liabilities

Other liabilities at March 31, 2011 and 2012 consist of the following:

	Yen (millions)
	2011	2012
Accrued liabilities for product warranty, excluding current portion	¥98,042	¥89,738
Pension and other postretirement benefits	542,917	574,258
Deferred income taxes	472,378	526,299
Other	263,193	247,414

	¥1,376,530	¥1,437,709

(11) Income Taxes

Total income tax expense (benefit) for each of the years in the three-year period ended March 31, 2012 are allocated as follows:

	Yen (millions)
	2010	2011	2012
Income from continuing operations	¥146,869	¥206,827	¥135,735
Other comprehensive income (loss) (note 15)	27,708	(4,708)	(20,770)

	¥174,577	¥202,119	¥114,965

Income (loss) before income taxes and equity in income of affiliates by Japanese and foreign source for each of the years in the three-year period ended March 31, 2012 consisted of the following:

	Yen (millions)
	2010	2011	2012
Income (loss) before income taxes
Japanese	¥(24,723)	¥115,740	¥(125,787)
Foreign	360,921	514,808	383,190

	¥336,198	¥630,548	¥257,403

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income tax expense (benefit) for each of the years in the three-year period ended March 31, 2012 consisted of the following:

	Yen (millions)
	2010	2011	2012
Income taxes
Current
Japanese	¥9,209	¥(52,701)	¥8,136
Foreign	81,054	129,348	77,938

	¥90,263	¥76,647	¥86,074

Deferred
Japanese	¥(7,018)	¥22,324	¥(26,071)
Foreign	63,624	107,856	75,732

	¥56,606	¥130,180	¥49,661

Total
Japanese	¥2,191	¥(30,377)	¥(17,935)
Foreign	144,678	237,204	153,670

	¥146,869	¥206,827	¥135,735

The statutory income tax rate in Japan was approximately 40% for each of the years in the three-year period ended March 31, 2012. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16% to 40%.

The effective income tax rate for Honda for each of the years in the three-year period ended March 31, 2012 differs from the Japanese statutory income tax rate for the following reasons:

	2010	2011	2012
Statutory income tax rate	40.0%	40.0%	40.0%
Recognition of valuation allowance	6.2	2.3	7.2
Difference in statutory tax rates of foreign subsidiaries	(6.3)	(6.2)	(12.2)
Reversal of valuation allowance	(0.9)	(0.7)	(1.8)
Research and development credit	(0.3)	(0.3)	(0.6)
Dividend and royalty income from subsidiaries and affiliates, net of foreign tax credit	4.1	6.1	9.8
Undistributed earnings of subsidiaries and affiliates	3.7	2.8	2.7
Other adjustments relating to prior years	(1.6)	—	0.4
Adjustments for unrecognized tax benefits	0.6	(10.3)	(1.1)
Adjustments for the change in income tax laws*	—	—	8.3
Other	(1.8)	(0.9)	0.0

Effective tax rate	43.7%	32.8%	52.7%

*

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 38% for fiscal years beginning on or after April 1, 2012, and to approximately 35% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased ¥16,072 million, and income tax expenses increased ¥16,072 million, as of the enactment date of the laws. This impact is included in Adjustments for the change in income tax laws.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2011 and 2012 are presented below:

	Yen (millions)
	2011	2012
Deferred tax assets:
Inventories	¥27,461	¥28,371
Allowance for dealers and customers	98,479	79,075
Accrued bonus	33,531	28,408
Property, plant and equipment	68,417	54,330
Operating loss carryforwards	69,441	145,140
Pension and other postretirement benefits	225,590	210,691
Other	157,355	161,107

Total gross deferred tax assets	680,274	707,122
Less valuation allowance	65,479	69,092

Net deferred tax assets	614,795	638,030

Deferred tax liabilities:
Inventories	(9,351)	(11,044)
Prepaid pension expenses	(19,948)	(19,586)
Property, plant and equipment, excluding lease transactions	(50,691)	(65,774)
Direct financing lease transactions	(16,181)	(17,942)
Operating lease transactions	(468,914)	(525,865)
Undistributed earnings of subsidiaries and affiliates	(100,389)	(91,241)
Net unrealized gains on available-for-sale securities	(19,737)	(21,218)
Other	(40,454)	(42,673)

Total gross deferred tax liabilities	(725,665)	(795,343)

Net deferred tax asset (liability)	¥(110,870)	¥(157,313)

Deferred income tax assets and liabilities at March 31, 2011 and 2012 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2011	2012
Current assets-Deferred income taxes	¥202,291	¥188,755
Other assets	160,379	181,746
Other current liabilities	(1,162)	(1,515)
Other liabilities	(472,378)	(526,299)

Net deferred tax asset (liability)	¥(110,870)	¥(157,313)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2011 and 2012. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. For the years ended March 31, 2010, 2011 and 2012, the net change in the total valuation allowance was an increase of ¥4,872 million, ¥12,069 million, and ¥3,613 million, respectively. The valuation allowance primarily relates to deferred tax assets associated with net operating loss and tax credit carryforwards.

At March 31, 2012, Honda has operating loss and tax credit carryforwards for income tax purposes of ¥417,547 million and ¥2,395 million, respectively, which are available to offset future taxable income and income taxes, if any. Periods available to offset future taxable income and income taxes vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Operating loss carryforwards:
Within 1 year	¥851
1 to 5 years	8,325
5 to 20 years	315,852
Indefinite periods	92,519

¥417,547

Yen (millions)
Tax credit carryforwards:
Within 1 year	¥1
1 to 5 years	794
5 to 20 years	937
Indefinite periods	663

¥2,395

At March 31, 2011 and 2012, Honda did not recognize deferred tax liabilities of ¥114,260 million and ¥99,483 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries and foreign corporate joint ventures because such portions were considered indefinitely reinvested. At March 31, 2011 and 2012, the undistributed earnings not subject to deferred tax liabilities were ¥3,718,929 million and ¥3,858,508 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda’s unrecognized tax benefits totaled ¥109,473 million, ¥46,265 million and ¥43,627 million at March 31, 2010, 2011 and 2012, respectively. Of these amounts, the amounts that would impact Honda’s effective income tax rate, if recognized, are ¥105,318 million, ¥41,264 million and ¥32,460 million in fiscal years 2010, 2011 and 2012, respectively.

Recognized interest and penalties, net included in income tax expense for the years ended March 31, 2010, 2011 and 2012 were ¥335 million benefit, ¥6,050 million benefit and ¥513 million benefit, respectively. Honda had recorded approximately ¥2,685 million and ¥2,121 million for accrued interest and accrued penalties at March 31, 2011 and 2012, respectively. Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31 are as follows:

	Yen (millions)
	2010	2011	2012
Balance at beginning of year	¥125,771	¥109,473	¥46,265
Additions for tax positions related to the current year	4,207	12,338	2,910
Additions for tax positions of prior years	2,422	7,280	4,538
Reductions for tax positions of prior years *	(20,225)	(71,519)	(1,217)
Settlements *	(716)	(9,191)	(1,688)
Reductions for statute of limitations	—	(8)	(6,894)
Effect of exchange rate changes	(1,986)	(2,108)	(287)

Balance at end of year	¥109,473	¥46,265	¥43,627

*	Due to mutual negotiated agreement regarding transfer pricing matters of overseas transaction between the Company and foreign affiliates, the Company has decreased a portion of unrecognized tax benefits during the year ended March 31, 2011.

Tax liabilities associated with uncertain tax positions are primarily classified as other noncurrent liabilities, as Honda does not expect to pay cash or settle on these positions within the next twelve months.

Honda has open tax years from primarily 2005 to 2012 with various significant taxing jurisdictions including Japan (fiscal years 2006-2012), the United States (fiscal years 2005-2012), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil, and Australia.

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

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2012 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share were ¥34, ¥51 and ¥60 for the years ended March 31, 2010, 2011 and 2012, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥15 per share aggregating ¥27,034 million proposed and resolved in the general shareholders’ meeting held on June 21, 2012.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2011	2012	2011	2012
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,157,951)	¥(1,174,026)	¥(430,683)	¥(446,159)
Service cost	(35,209)	(33,454)	(18,113)	(19,506)
Interest cost	(23,159)	(23,481)	(24,165)	(24,130)
Plan participants’ contributions	—	—	(199)	(22)
Actuarial gain (loss)	(2,936)	7,449	(20,033)	(66,872)
Benefits paid	45,229	47,174	7,672	11,585
Amendment	—	—	—	2,579
Other	—	—	742	—
Foreign currency translation	—	—	38,620	6,461

Benefit obligations at end of year	(1,174,026)	(1,176,338)	(446,159)	(536,064)

Change in plan assets:
Fair value of plan assets at beginning of year	694,738	748,345	379,648	395,565
Actual return on plan assets	26,760	29,364	37,866	22,651
Employer contributions	72,076	71,166	20,617	21,503
Plan participants’ contributions	—	—	199	22
Benefits paid	(45,229)	(47,174)	(7,672)	(11,585)
Foreign currency translation	—	—	(35,093)	(5,656)

Fair value of plan assets at end of year	748,345	801,701	395,565	422,500

Funded status	(425,681)	(374,637)	(50,594)	(113,564)

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥1,171	¥1,268	¥4,735	¥—
Current liabilities	(403)	(305)	(86)	(86)
Noncurrent liabilities	(426,449)	(375,600)	(55,243)	(113,478)

Total	(425,681)	(374,637)	(50,594)	(113,564)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Actuarial loss (gain)	¥436,688	¥403,010	¥135,868	¥201,199
Net transition obligation	—	—	140	110
Prior service cost (benefit)	(154,279)	(137,975)	532	(2,151)

Total	282,409	265,035	136,540	199,158

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,156,330)	¥(1,157,473)	¥(298,015)	¥(464,641)
Accumulated benefit obligations	(1,086,774)	(1,088,929)	(273,168)	(420,920)
Fair value of plan assets	731,018	782,949	263,553	363,068

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligations for all Japanese defined benefit plans at March 31, 2011 and 2012 were ¥1,101,299 million and ¥1,104,401 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2011 and 2012 were ¥386,686 million and ¥472,765 million, respectively.

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Pension expense and other amounts recognized in other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2012 include the following:

	Yen (millions)
	2010	2011	2012
Japanese plans:
Pension Cost
Service cost-benefits earned during the year	¥37,215	¥35,209	¥33,454
Interest cost on projected benefit obligations	22,593	23,159	23,481
Expected return on plan assets	(22,080)	(22,972)	(23,645)
Amortization of actuarial loss (gain)	27,288	21,871	20,373
Amortization of prior service cost (benefit)	(16,304)	(16,304)	(16,304)

	¥48,712	¥40,963	¥37,359

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	(56,262)	(50)	(13,305)
Amortization of actuarial loss (gain)	(27,288)	(21,871)	(20,373)
Amortization of prior service cost (benefit)	16,304	16,304	16,304

	¥(67,246)	¥(5,617)	¥(17,374)

Total recognized in Pension cost and Other comprehensive income (loss)	¥(18,534)	¥35,346	¥19,985

Foreign plans:
Pension Cost
Service cost-benefits earned during the year	¥15,210	¥18,113	¥19,506
Interest cost on projected benefit obligations	23,135	24,165	24,130
Expected return on plan assets	(27,675)	(27,332)	(26,796)
Amortization of actuarial loss (gain)	1,403	5,422	5,829
Amortization of net transition obligation	31	31	30
Amortization of prior service cost (benefit)	(44)	5	6
Other	7,162	382	3

	¥19,222	¥20,786	¥22,708

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	32,479	8,560	71,160
Amortization of actuarial loss (gain)	(1,403)	(5,422)	(5,829)
Amortization of net transition obligation	(31)	(31)	(30)
Prior service cost (benefit)	989	—	(2,677)
Amortization of prior service cost (benefit)	44	(5)	(6)

	¥32,078	¥3,102	¥62,618

Total recognized in Pension cost and Other comprehensive income (loss)	¥51,300	¥23,888	¥85,326

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated actuarial gain (loss) and prior service benefit (cost) for all Japanese defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥(18,241) million and ¥16,304 million, respectively. And the estimated actuarial gain (loss), net transition asset (obligation) and prior service benefit (cost) for all foreign defined pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ¥(10,614) million, ¥(32) million and ¥223 million, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligation at March 31, 2011 and 2012 were as follows:

	2011	2012
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.2%	2.1%
Foreign plans:
Discount rate	5.5 ~ 6.0%	4.6 ~ 5.2%
Rate of salary increase	1.5 ~ 4.6%	1.5 ~ 4.4%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2012 were as follows:

	2010	2011	2012
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.3%	2.2%
Expected long-term rate of return	3.0%	3.0%	3.0%
Foreign plans:
Discount rate	6.9 ~ 8.0%	5.6 ~ 6.5%	5.5 ~ 6.0%
Rate of salary increase	1.5 ~ 6.4%	1.5 ~ 5.3%	1.5 ~ 4.6%
Expected long-term rate of return	6.5 ~ 8.0%	6.5 ~ 8.0%	6.5 ~ 7.5%

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the expected long-term returns of plan assets or the investment environment.

The following tables present the fair value of the Japanese pension plan assets by asset category as of March 31, 2011 and 2012.

	Yen (millions)
As of March 31, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥24,458	¥—	¥—	¥24,458
Equity securities	222,184	4	260	222,448
Corporate bonds	4,766	2,173	1,022	7,961
Government, agency and local bonds	180,841	76,329	—	257,170
Group annuity insurance:
General accounts	—	14,029	—	14,029
Separate accounts	—	12,906	—	12,906
Pooled funds:
Hedge funds	—	—	55,464	55,464
Commingled and other mutual funds	415	158,754	686	159,855
Derivative instruments	255	(6,201)	—	(5,946)

Total	¥432,919	¥257,994	¥57,432	¥748,345

	Yen (millions)
As of March 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥28,306	¥—	¥—	¥28,306
Equity securities	231,011	346	180	231,537
Corporate bonds	5,349	1,425	—	6,774
Government, agency and local bonds	199,068	72,801	100	271,969
Group annuity insurance:
General accounts	—	15,891	—	15,891
Separate accounts	—	12,330	—	12,330
Pooled funds:
Hedge funds	—	—	63,271	63,271
Commingled and other mutual funds	627	176,503	—	177,130
Derivative instruments	352	(5,859)	—	(5,507)

Total	¥464,713	¥273,437	¥63,551	¥801,701

*	Information about three hierarchy levels is described in note 16.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present a reconciliation during the year ended March 31, 2011 and 2012 for Level 3 Japanese pension plan assets.

	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds		Total
For the year ended March 31, 2011				Hedge funds	Commingled and other mutual funds
Balance at beginning of year	¥139	¥229	¥274	¥28,444	¥—	¥29,086
Actual return on plan assets:
Relating to assets still held at the reporting date	(56)	—	—	(276)	—	(332)
Relating to assets sold during the period	(7)	19	—	(133)	—	(121)
Purchases, sales and settlements, net	290	931	—	27,429	686	29,336
Transfers in and/or out of Level 3	(106)	(157)	(274)	—	—	(537)

Balance at end of year	¥260	¥1,022	¥—	¥55,464	¥686	¥57,432

	Yen (millions)
For the year ended March 31, 2012	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds
				Hedge funds	Commingled and other mutual funds	Total
Balance at beginning of year	¥260	¥1,022	¥—	¥55,464	¥686	¥57,432
Actual return on plan assets:
Relating to assets still held at the reporting date	(13)	—	(1)	1,350	—	1,336
Relating to assets sold during the period	10	(2)	—	(596)	(3)	(591)
Purchases, sales and settlements, net	(77)	(995)	101	7,053	(683)	5,399
Transfers in and/or out of Level 3	—	(25)	—	—	—	(25)

Balance at end of year	¥180	¥—	¥100	¥63,271	¥—	¥63,551

The major valuation methodologies for Japanese pension plan assets are as follows:

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2011 and 2012, this class includes approximately 11% and 13% of Japanese equity securities, 41% and 41% of United States equity securities and 48% and 46% of other foreign equity securities, respectively.

Fair value measurement for corporate, government, agency and local bonds of which fair value is estimated using quoted market prices is classified as Level 1. Fair value measurement for the assets of which fair value is estimated based on market observable inputs such as market interest rates and conditions of issuances is classified as Level 2. At March 31, 2011 and 2012, this class includes approximately 27% and 29% of Japanese bonds, 22% and 24% of United States bonds and 51% and 47% of other foreign bonds, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Derivative instruments mainly consist of foreign exchange instruments and fair value of derivative instruments is estimated based on market observable inputs such as foreign exchange rates. Fair value measurement for derivative instruments is mainly classified as Level 2. At March 31, 2011 and 2012, on a gross basis, asset position is ¥2,813 million and ¥4,672 million and liability position is ¥8,759 million and ¥10,179 million, respectively.

The following tables present the fair value of the foreign pension plan assets by asset category as of March 31, 2011 and 2012.

	Yen (millions)
As of March 31, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥4,266	¥—	¥—	¥4,266
Short-term investments	235	5,684	—	5,919
Equity securities	140,404	57	—	140,461
Corporate bonds	—	44,838	47	44,885
Government, agency and local bonds	2,597	41,995	100	44,692
Pooled funds:
Real estate funds	—	—	11,698	11,698
Private equity funds	—	—	7,952	7,952
Hedge funds	—	—	7,148	7,148
Commingled and other mutual funds	—	118,579	1,354	119,933
Derivative instruments	(7)	(169)	1	(175)
Asset backed securities	—	8,692	94	8,786

Total	¥147,495	¥219,676	¥28,394	¥395,565

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥3,130	¥—	¥—	¥3,130
Short-term investments	125	10,491	—	10,616
Equity securities	130,929	221	—	131,150
Corporate bonds	—	46,207	—	46,207
Government, agency and local bonds	3,013	39,185	—	42,198
Pooled funds:
Real estate funds	—	—	15,190	15,190
Private equity funds	—	—	10,030	10,030
Hedge funds	—	—	19,726	19,726
Commingled and other mutual funds	—	137,310	1,840	139,150
Derivative instruments	—	101	(28)	73
Asset backed securities	—	5,030	—	5,030

Total	¥137,197	¥238,545	¥46,758	¥422,500

*	Information about three hierarchy levels is described in note 16.

The following tables present a reconciliation during the year ended March 31, 2011 and 2012 for Level 3 foreign pension plan assets.

	Yen (millions)
				Pooled funds
For the year ended March 31, 2011	Equity securities	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Asset backed securities	Total
Balance at beginning of year	¥208	¥278	¥3,966	¥5,366	¥5,228	¥—	¥27	¥(1)	¥406	¥15,478
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	7	634	913	225	—	—	9	1,788
Relating to assets sold during the period	(3)	(34)	268	—	—	—	(2)	1	5	235
Purchases, sales and settlements, net	(190)	(175)	(3,840)	6,165	4,690	7,143	737	2	(267)	14,265
Transfers in and/or out of Level 3	1	1	14	6	(2,425)	—	586	—	(24)	(1,841)
Foreign currency translation	(16)	(23)	(315)	(473)	(454)	(220)	6	(1)	(35)	(1,531)

Balance at end of year	¥—	¥47	¥100	¥11,698	¥7,952	¥7,148	¥1,354	¥1	¥94	¥28,394

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
			Pooled funds
For the year ended March 31, 2012	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Asset backed securities	Total
Balance at beginning of year	¥47	¥100	¥11,698	¥7,952	¥7,148	¥1,354	¥1	¥94	¥28,394
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	925	198	527	16	(2)	—	1,664
Relating to assets sold during the period	—	1	1	193	(145)	—	—	(2)	48
Purchases, sales and settlements, net	(40)	(29)	2,610	1,769	11,798	475	(27)	(88)	16,468
Transfers in and/or out of Level 3	(4)	(68)	—	—	—	—	—	—	(72)
Foreign currency translation	(3)	(4)	(44)	(82)	398	(5)	—	(4)	256

Balance at end of year	¥—	¥—	¥15,190	¥10,030	¥19,726	¥1,840	¥(28)	¥—	¥46,758

The major valuation methodologies for foreign pension plan assets are as follows:

Fair value of short-term investments is mainly estimated based on market observable inputs. Fair value measurement for short-term investments is mainly classified as Level 2.

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2011 and 2012, this class includes approximately 7% and 6% of Japanese equity securities, 44% and 54% of United States equity securities and 49% and 40% of other foreign equity securities, respectively.

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

Real estate funds invest in real estate mainly in the United Kingdom and the United States and their fair value is estimated based on the prices reported by the investment managers which include unobservable inputs in valuation. Fair value measurement for real estate funds is classified as Level 3. Fair value of private equity funds is estimated based on unobservable inputs such as proprietary models and uncorroborated data from the limited partnerships. Fair value measurement for private equity funds is classified as Level 3. Hedge funds invest in various assets at the discretion of fund managers and their fair value is estimated based on prices reported by the fund managers which include unobservable inputs in valuation. Fair value measurement for hedge funds is classified as Level 3. Hedge funds are diversely invested in various funds in order to avoid excessive concentration on investment portfolio. Commingled and other mutual funds are pooled funds which have the underlying assets mainly consist of marketable equity securities and corporate, government, agency and local bonds traded in active markets. Honda estimates the fair value of commingled and other mutual funds based on their net asset values and Honda’s ownership percentage. Fair value measurement for commingled and other mutual funds is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Fair value of asset-backed securities is mainly estimated based on market observable inputs provided by independent vendors. Fair value measurement for asset-backed securities is mainly classified as Level 2.

Cash flows

Contributions

Honda expects to contribute ¥70,129 million to its Japanese pension plans and ¥23,426 million to its foreign pension plans in the year ending March 31, 2013.

Estimated future benefit payment

The following table presents estimated future gross benefit payments:

	Yen (millions)
Years ending March 31:	Japanese plans	Foreign plans
2013	41,507	9,483
2014	43,347	10,627
2015	43,869	12,132
2016	45,670	13,662
2017	47,541	15,808
2018-2022	272,262	122,344

Certain of the Company’s subsidiaries in North America provide health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

Special termination benefits

Yachiyo Industry Co., Ltd., which is a domestic consolidated subsidiary, implemented a special early retirement support plan in connection with the discontinuation of construction of a new auto plant resulting from the revision of Honda’s completed automobile production strategy. Honda recognized the cost related to this plan when the eligible employees decided to utilize the plan and the amount could be reasonably estimated. The cost of ¥10,354 million is included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2012.

(14) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2010	2011	2012
Cash paid (provided), net during the year for:
Interest	¥154,814	¥128,401	¥97,788
Income taxes	(229)	174,092	47,217

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2012 are as follows:

	Yen (millions)
	2010	2011	2012
Adjustments from foreign currency translation:
Balance at beginning of year	¥(1,068,585)	¥(977,488)	¥(1,268,233)
Adjustments for the year	91,097	(290,745)	(116,812)

Balance at end of year	(977,488)	(1,268,233)	(1,385,045)

Net unrealized gains on available-for-sale securities:
Balance at beginning of year	6,617	29,724	30,299
Reclassification adjustments for realized (gain) loss on available-for-sale securities	353	70	(539)
Increase (decrease) in net unrealized gains on available-for-sale securities	22,754	505	6,438

Balance at end of year	29,724	30,299	36,198

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	—	(324)	(156)
Reclassification adjustments for realized (gain) loss on derivative instruments	194	(646)	47
Increase (decrease) in net unrealized gains on derivative instruments	(518)	814	(76)

Balance at end of year	(324)	(156)	(185)

Pension and other postretirement benefits adjustment*
Balance at beginning of year	(260,860)	(260,074)	(257,290)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	7,581	7,739	6,890
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(6,795)	(4,955)	(46,646)

Balance at end of year	(260,074)	(257,290)	(297,046)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(1,322,828)	(1,208,162)	(1,495,380)
Adjustments for the year	114,666	(287,218)	(150,698)

Balance at end of year	¥(1,208,162)	¥(1,495,380)	¥(1,646,078)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax	Tax (expense) or benefit (note 11)	Net-of-tax
2010:
Adjustments from foreign currency translation	¥87,644	¥3,453	¥91,097
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	35,581	(12,827)	22,754
Reclassification adjustments for losses (gains) realized in net income	588	(235)	353

Net unrealized gains (losses)	36,169	(13,062)	23,107

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(865)	347	(518)
Reclassification adjustments for losses (gains) realized in net income	324	(130)	194

Net unrealized gains (losses)	(541)	217	(324)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	6,773	(13,568)	(6,795)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	12,329	(4,748)	7,581

Net unrealized gains (losses)	19,102	(18,316)	786

Other comprehensive income (loss)	¥142,374	¥(27,708)	¥114,666

2011:
Adjustments from foreign currency translation	¥(292,106)	¥1,361	¥(290,745)
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	193	312	505
Reclassification adjustments for losses (gains) realized in net income	116	(46)	70

Net unrealized gains (losses)	309	266	575

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	1,359	(545)	814
Reclassification adjustments for losses (gains) realized in net income	(1,077)	431	(646)

Net unrealized gains (losses)	282	(114)	168

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(12,220)	7,265	(4,955)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	11,809	(4,070)	7,739

Net unrealized gains (losses)	(411)	3,195	2,784

Other comprehensive income (loss)	¥(291,926)	¥4,708	¥(287,218)

2012:
Adjustments from foreign currency translation	¥(118,587)	¥1,775	¥(116,812)
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	9,525	(3,087)	6,438
Reclassification adjustments for losses (gains) realized in net income	(706)	167	(539)

Net unrealized gains (losses)	8,819	(2,920)	5,899

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(115)	39	(76)
Reclassification adjustments for losses (gains) realized in net income	78	(31)	47

Net unrealized gains (losses)	(37)	8	(29)

Pension and other postretirement benefits adjustment*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(72,397)	25,751	(46,646)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	10,734	(3,844)	6,890

Net unrealized gains (losses)	(61,663)	21,907	(39,756)

Other comprehensive income (loss)	¥(171,468)	¥20,770	¥(150,698)

*	The primary components of other comprehensive income (loss) for Pension and other postretirement benefits adjustment are actuarial gains or losses and prior service benefits or costs (see note 13).

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

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and 2012.

	Yen (millions)
As of March 31, 2011	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥57,880	¥—	¥57,880	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	29,759	154	29,913	—	—

Total derivative instruments	—	87,639	154	87,793	(26,641)	61,152

Available-for-sale securities
Marketable equity securities	92,421	—	—	92,421	—	92,421
Auction rate securities	—	—	6,948	6,948	—	6,948

Total available-for-sale securities	92,421	—	6,948	99,369	—	99,369

Total	¥92,421	¥87,639	¥7,102	¥187,162	¥(26,641)	¥160,521

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(15,712)	¥—	¥(15,712)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(32,435)	(155)	(32,590)	—	—

Total derivative instruments	—	(48,147)	(155)	(48,302)	26,641	¥(21,661)

Total	¥—	¥(48,147)	¥(155)	¥(48,302)	¥26,641	¥(21,661)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2012	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥33,566	¥—	¥33,566	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	31,834	—	31,834	—	—

Total derivative instruments	—	65,400	—	65,400	(21,988)	43,412

Available-for-sale securities
Marketable equity securities	100,829	—	—	100,829	—	100,829
Auction rate securities	—	—	6,651	6,651	—	6,651

Total available-for-sale securities	100,829	—	6,651	107,480	—	107,480

Total	¥100,829	¥65,400	¥6,651	¥172,880	¥(21,988)	¥150,892

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(30,820)	¥—	¥(30,820)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(20,099)	—	(20,099)	—	—

Total derivative instruments	—	(50,919)	—	(50,919)	21,988	(28,931)

Total	¥—	¥(50,919)	¥—	¥(50,919)	¥21,988	¥(28,931)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present a reconciliation during the year ended March 31, 2011 and 2012 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
For the year ended March 31, 2011	Retained interests in securitizations	Interest rate instruments (notes 1(q) and 17)	Auction rate securities	Total
Balance at beginning of year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	2	(96)	(94)
Included in other comprehensive income (loss)	—	—	349	349
Purchases, issuances, and settlements, net	—	—	(2,329)	(2,329)
Foreign currency translation	—	(1)	(1,017)	(1,018)

Balance at end of year	¥—	¥(1)	¥6,948	¥6,947

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	67	67

	Yen (millions)
For the year ended March 31, 2012	Interest rate instruments (notes 1(q) and 17)	Auction rate securities	Total
Balance at beginning of year	¥(1)	¥6,948	¥6,947
Total realized/unrealized gains or losses
Included in earnings	—	—	—
Included in other comprehensive income (loss)	—	(114)	(114)
Purchases, issuances, settlements and sales
Purchases	—	1,784	1,784
Issuances	—	—	—
Settlements	1	—	—
Sales	—	(1,879)	(1,879)
Foreign currency translation	—	(88)	(87)

Balance at end of year	¥—	¥6,651	¥6,651

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	(114)	(114)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (see notes 1(q) and 17)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2011 and 2012.

Honda has not elected the fair value option for the fiscal year ended March 31, 2011 and 2012.

The estimated fair values of significant financial instruments at March 31, 2011 and 2012 are as follows:

	Yen (millions)
	2011		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥3,642,235	¥3,701,218	¥3,607,127	¥3,653,850
Held-to-maturity securities	40,725	40,649	16,647	16,711
Debt	(4,100,435)	(4,159,300)	(4,111,244)	(4,176,361)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2011 and 2012 in the table exclude ¥333,979 million and ¥357,308 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2011 and 2012 in the table also include ¥496,233 million and ¥518,321 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

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

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of those Government bonds is classified as Level 1. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for those securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of those bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for those loans are mainly classified as Level 2.

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

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2011 and 2012 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	2011	2012
Foreign currency forward exchange contracts	¥15,050	¥16,191

Foreign exchange instruments	¥15,050	¥16,191

Derivatives not designated as hedging instruments:

	Yen (millions)
	2011	2012
Foreign currency forward exchange contracts	¥611,359	¥607,458
Foreign currency option contracts	44,237	79,090
Currency swap agreements	549,099	450,093

Foreign exchange instruments	¥1,204,695	¥1,136,641

Interest rate swap agreements	¥3,566,605	¥3,823,639

Interest rate instruments	¥3,566,605	¥3,823,639

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2011 and 2012 were ¥156 million loss and ¥185 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) at year end are expected to be recognized in earnings within the next twelve months.

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

The estimated fair values of derivative instruments at March 31, 2011 and 2012 are as follows.

As of March 31, 2011

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(114)	¥—	¥—	¥(114)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥57,880	¥(15,598)	¥20,174	¥31,702	¥(9,594)
Interest rate instruments	29,913	(32,590)	(2,082)	11,358	(11,953)

Total	¥87,793	¥(48,188)	¥18,092	¥43,060	¥(21,547)

Netting adjustment	(26,641)	26,641

Net amount	¥61,152	¥(21,547)

As of March 31, 2012

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(753)	¥—	¥—	¥(753)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33,566	¥(30,067)	¥22,692	¥2,316	¥(21,509)
Interest rate instruments	31,834	(20,099)	(943)	19,347	(6,669)

Total	¥65,400	¥(50,166)	¥21,749	¥21,663	¥(28,178)

Netting adjustment	(21,988)	21,988

Net amount	¥43,412	¥(28,178)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations for each of the years in the three-year period ended March 31, 2012 are as follows:

For the year ended March 31, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥ (865)	Other income (expenses) – Other, net	¥(324)	Other income (expenses) – Other, net	¥686

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥39,593
Interest rate instruments	Other income (expenses) – Other, net	(35,907)

Total		¥3,686

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

For the year ended March 31, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥(115)	Other income (expenses) – Other, net	¥(78)	Other income (expenses) – Other, net	¥(455)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥(3,709)
Interest rate instruments	Other income (expenses) – Other, net	(1,421)

Total		¥(5,130)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation. (see note 1(p))

(18) Commitments and Contingent Liabilities

At March 31, 2012, Honda had commitments for purchases of property, plant and equipment of approximately ¥88,136 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2011 and 2012, Honda has guaranteed ¥30,393 million and ¥28,165 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥30,393 million and ¥28,165 million, respectively, at March 31, 2011 and 2012. At March 31, 2012, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2012 are as follow:

	Yen (millions)
	2011	2012
Balance at beginning of year	¥226,038	¥213,943
Warranty claims paid during the period	(82,080)	(82,547)
Liabilities accrued for warranties issued during the period	84,920	60,004
Changes in liabilities for pre-existing warranties during the period	(3,550)	(17,697)
Foreign currency translation	(11,385)	(3,141)

Balance at end of year	¥213,943	¥170,562

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2012 are as follows:

Years ending March 31	Yen (millions)
2013	¥18,733
2014	13,776
2015	10,667
2016	7,928
2017	9,559
After five years	41,069

Total minimum lease payments	¥101,732

Rental expenses under operating leases were ¥42,435 million, ¥38,641 million and ¥34,079 million, for the years ended March 31, 2010, 2011 and 2012, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(20) Allowances for Trade Receivable, Finance Subsidiaries-receivables and Other Assets

The allowances for trade receivable, finance subsidiaries-receivables and other assets for the years ended March 31, 2010, 2011 and 2012 are set forth in the following table:

	Yen (millions)
		Additions	Deductions
	Balance at beginning of period	Charged to costs and expenses	Bad debts written off	Foreign currency translation	Balance at end of period
March 31, 2010:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,455	¥4,039	¥3,268	¥329	¥8,555

Finance subsidiaries-receivables
Allowance for credit losses	¥35,617	¥32,913	¥32,053	¥(1,550)	¥34,927
Allowance for losses on lease residual values	20,393	7,149	18,716	427	9,253

	¥56,010	¥40,062	¥50,769	¥(1,123)	¥44,180

Other assets
Allowance for doubtful accounts	¥9,140	¥1,294	¥1,395	¥280	¥9,319

March 31, 2011:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,555	¥3,625	¥3,849	¥(427)	¥7,904

Finance subsidiaries-receivables
Allowance for credit losses*	¥35,823	¥10,146	¥18,302	¥(2,777)	¥24,890
Allowance for losses on lease residual values	9,253	3,159	4,611	(576)	7,225

	¥45,076	¥13,305	¥22,913	¥(3,353)	¥32,115

Other assets
Allowance for doubtful accounts	¥9,319	¥15,839	¥1,734	¥(149)	¥23,275

March 31, 2012:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,904	¥3,773	¥3,858	¥(526)	¥7,293

Finance subsidiaries-receivables
Allowance for credit losses	¥24,890	¥11,625	¥15,484	¥(415)	¥20,616
Allowance for losses on lease residual values	7,225	1,407	2,954	(312)	5,366

	¥32,115	¥13,032	¥18,438	¥(727)	¥25,982

Other assets
Allowance for doubtful accounts	¥23,275	¥1,293	¥1,311	¥(221)	¥23,036

*	Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, ten former QSPEs that were not consolidated as of March 31, 2010 were consolidated by the Company as of April 1, 2010. Allowance for credit losses at beginning of the fiscal year ended March 31, 2011 includes the impact of the adoption of these standards. Therefore, the amount does not correspond to the balance at end of the fiscal year ended March 31, 2010. (see note 1(c))

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Segment Information

As of and for the year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,140,292	¥6,554,848	¥606,352	¥277,682	¥8,579,174	¥—	¥—	¥8,579,174
Intersegment	—	—	12,459	17,117	29,576	(29,576)	—	—

Total	¥1,140,292	¥6,554,848	¥618,811	¥294,799	¥8,608,750	¥(29,576)	¥—	¥8,579,174
Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	311,520	8,244,975	(29,576)	—	8,215,399

Segment income (loss)	¥58,837	¥126,758	¥194,901	¥(16,721)	¥363,775	¥—	¥—	¥363,775

Equity in income of affiliates	¥23,131	¥69,082	¥—	¥1,069	¥93,282	¥—	¥—	¥93,282
Assets	¥1,025,665	¥5,044,247	¥5,541,788	¥281,966	¥11,893,666	¥(264,551)	¥—	¥11,629,115
Investments in affiliates	¥103,032	¥334,875	¥—	¥16,821	¥454,728	¥—	¥—	¥454,728
Depreciation and amortization	¥48,683	¥337,787	¥230,453	¥12,751	¥629,674	¥—	¥—	¥629,674
Capital expenditures	¥38,332	¥284,586	¥546,342	¥23,748	¥893,008	¥—	¥—	¥893,008
Damaged and impairment losses on long-lived assets	¥—	¥548	¥3,312	¥—	¥3,860	¥—	¥—	¥3,860
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥40,062	¥—	¥40,062	¥—	¥—	¥40,062

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,288,194	¥6,794,098	¥561,896	¥292,679	¥8,936,867	¥—	¥—	¥8,936,867
Intersegment	—	8,218	11,562	15,132	34,912	(34,912)	—	—

Total	¥1,288,194	¥6,802,316	¥573,458	¥307,811	¥8,971,779	¥(34,912)	¥—	¥8,936,867
Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	313,336	8,387,881	(34,912)	14,123	8,367,092

Segment income (loss)	¥138,594	¥264,550	¥186,279	¥(5,525)	¥583,898	¥—	¥(14,123)	¥569,775

Equity in income of affiliates	¥40,471	¥100,018	¥—	¥(733)	¥139,756	¥—	¥—	¥139,756
Assets	¥933,671	¥4,883,029	¥5,572,152	¥290,730	¥11,679,582	¥(108,708)	¥—	¥11,570,874
Investments in affiliates	¥76,280	¥341,955	¥—	¥16,756	¥434,991	¥—	¥—	¥434,991
Depreciation and amortization	¥40,324	¥296,364	¥213,805	¥13,146	¥563,639	¥—	¥—	¥563,639
Capital expenditures	¥37,084	¥273,502	¥800,491	¥13,963	¥1,125,040	¥—	¥—	¥1,125,040
Damaged and impairment losses on long-lived assets	¥59	¥16,774	¥835	¥—	¥17,668	¥—	¥—	¥17,668
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥13,305	¥—	¥13,305	¥—	¥—	¥13,305

As of and for the year ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,348,828	¥5,805,975	¥516,148	¥277,144	¥7,948,095	¥—	¥—	¥7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—	—

Total	¥1,348,828	¥5,822,742	¥526,576	¥289,734	¥7,987,880	¥(39,785)	¥—	¥7,948,095
Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	—	7,716,731

Segment income (loss)	¥142,602	¥(77,206)	¥170,006	¥(4,038)	¥231,364	¥—	¥—	¥231,364

Equity in income of affiliates	¥31,185	¥68,521	¥—	¥700	¥100,406	¥—	¥—	¥100,406
Assets	¥1,005,883	¥4,950,002	¥5,644,380	¥304,985	¥11,905,250	¥(124,491)	¥—	¥11,780,759
Investments in affiliates	¥70,275	¥343,429	¥—	¥17,079	¥430,783	¥—	¥—	¥430,783
Depreciation and amortization	¥40,452	¥268,848	¥211,325	¥10,133	¥530,758	¥—	¥—	¥530,758
Capital expenditures	¥62,075	¥349,605	¥686,495	¥10,005	¥1,108,180	¥—	¥—	¥1,108,180
Damaged and impairment losses on long-lived assets	¥—	¥8,260	¥1,514	¥2,330	¥12,104	¥—	¥—	¥12,104
Provision for credit and lease residual losses on finance subsidiaries- receivables	¥—	¥—	¥13,032	¥—	¥13,032	¥—	¥—	¥13,032

Explanatory notes:

1.

Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except Other

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Adjustments, which are out-of-period adjustments. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Out-of-period adjustments were the losses resulted from inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchased sea food products from seafood companies with the promise that they would buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. The Company recognized the related cumulative losses at the beginning of the fiscal year ended March 31, 2011 in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2011. The amount of out-of-period adjustments are not reported to or used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments were not included in Power product and other businesses but as Other Adjustments for the year ended March 31, 2011.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥338,135 million as of March 31, 2010, ¥453,116 million as of March 31, 2011, and ¥399,732 million as of March 31, 2012, which consist primarily of cash and cash equivalents and available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.
5.	Depreciation and amortization of Financial services business include ¥ 227,931 million for the year ended March 31, 2010, ¥ 212,143 million for the year ended March 31, 2011 and ¥209,762 million for the year ended March 31, 2012, respectively, of depreciation of property on operating leases.
6.	Capital expenditures of Financial services business includes ¥ 544,027 million for the year ended March 31, 2010, ¥ 798,420 million for the year ended March 31, 2011 and ¥683,767 million for the year ended March 31, 2012, respectively, purchases of operating lease assets.
7.	The amounts of Net sales and other operating revenue-Intersegment for the years ended March 31, 2010 and 2011 have been corrected from the amounts previously disclosed.
8.	For the years ended March 31, 2011 and 2012, impact of the Great East Japan Earthquake is included in Cost of sales, SG&A and R&D expenses of Automobile business (see note 1(u)).
9.	For the year ended March 31, 2012, impact of the floods in Thailand is included in Cost of sales, SG&A and R&D expenses of Automobile business (see note 1(v)).

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	2010	2011	2012
Motorcycles and relevant parts	¥1,079,165	¥1,225,098	¥1,286,319
All-terrain vehicles (ATVs) and relevant parts	61,127	63,096	62,509
Automobiles and relevant parts	6,554,848	6,794,098	5,805,975
Financial, insurance services	606,352	561,896	516,148
Power products and relevant parts	188,014	202,838	208,661
Others	89,668	89,841	68,483

Total	¥8,579,174	¥8,936,867	¥7,948,095

Geographical Information

As of and for the year ended March 31, 2010

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,864,513	¥3,294,758	¥3,419,903	¥8,579,174
Long-lived assets	¥1,113,386	¥1,767,879	¥603,881	¥3,485,146

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,834,003	¥3,504,765	¥3,598,099	¥8,936,867
Long-lived assets	¥1,053,168	¥1,766,814	¥571,591	¥3,391,573

As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,774,573	¥3,099,810	¥3,073,712	¥7,948,095
Long-lived assets	¥1,048,402	¥1,889,567	¥596,939	¥3,534,908

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,834,003	¥3,941,505	¥618,426	¥1,594,058	¥948,875	¥8,936,867	¥—	¥—	¥8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	¥3,611,207	¥4,147,897	¥699,298	¥1,841,167	¥982,083	¥11,281,652	¥(2,344,785)	¥—	¥8,936,867
Cost of sales, SG&A and R&D expenses	¥3,545,089	¥3,846,975	¥709,501	¥1,690,530	¥912,534	¥10,704,629	¥(2,351,660)	¥14,123	¥8,367,092

Operating income (loss)	¥66,118	¥300,922	¥(10,203)	¥150,637	¥69,549	¥577,023	¥6,875	¥(14,123)	¥569,775

Assets	¥2,875,630	¥6,209,145	¥564,678	¥1,049,113	¥658,636	¥11,357,202	¥213,672	¥—	¥11,570,874
Long-lived assets	¥1,053,168	¥1,852,542	¥106,633	¥231,867	¥147,363	¥3,391,573	¥—	¥—	¥3,391,573
As of and for the year ended March 31, 2012
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,774,573	¥3,500,245	¥519,329	¥1,276,621	¥877,327	¥7,948,095	¥—	¥—	¥7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—	—

Total	¥3,362,952	¥3,714,756	¥580,792	¥1,490,478	¥893,132	¥10,042,110	¥(2,094,015)	¥—	¥7,948,095
Cost of sales, SG&A and R&D expenses	¥3,472,786	¥3,491,463	¥592,901	¥1,413,608	¥836,176	¥9,806,934	¥(2,090,203)	¥—	¥7,716,731

Operating income (loss)	¥(109,834)	¥223,293	¥(12,109)	¥76,870	¥56,956	¥235,176	¥(3,812)	¥—	¥231,364

Assets	¥3,106,061	¥6,333,851	¥568,790	¥1,070,331	¥611,818	¥11,690,851	¥89,908	¥—	¥11,780,759
Long-lived assets	¥1,048,402	¥1,970,631	¥111,354	¥274,182	¥130,339	¥3,534,908	¥—	¥—	¥3,534,908

Explanatory notes:

1. Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except Other Adjustments, which are out-of-period adjustments. Out-of-period adjustments were the losses resulted from inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchased sea food products from seafood companies with the promise that they would buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. The Company recognized the related cumulative losses at the beginning of the fiscal year ended March 31, 2011 in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2011. The adjustments were not included in Japan but as Other Adjustments for the year ended March 31, 2011.
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥338,135 million as of March 31, 2010, ¥453,116 million as of March 31, 2011, and ¥399,732 million as of March 31, 2012, which consist primarily of cash and cash equivalents, available-for-sale securities, and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.
6.	For the years ended March 31, 2011 and 2012, impact of the Great East Japan Earthquake is included in Cost of sales, SG&A and R&D expenses of Japan (see note 1(u)).
7.	For the year ended March 31, 2012, impact of the floods in Thailand is included in Cost of sales, SG&A and R&D expenses of Asia (see note 1(v)).

(22) Selected Quarterly Financial Data (Unaudited) *

Quarterly financial data for the years ended March 31, 2010, 2011 and 2012 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income (loss)	Net income (loss) attributable to Honda Motor Co., Ltd.	Basic net income (loss) attributable to Honda Motor Co., Ltd. per common share
Year ended March 31, 2010:
First quarter	¥2,002,212	¥25,164	¥7,560	¥4.17
Second quarter	2,056,655	65,543	54,037	29.78
Third quarter	2,240,740	176,971	134,627	74.19
Fourth quarter	2,279,567	96,097	72,176	39.78

	¥8,579,174	¥363,775	¥268,400	¥147.91

Year ended March 31, 2011:
First quarter	¥2,361,463	¥234,443	¥272,487	¥150.27
Second quarter	2,251,911	163,473	135,929	75.24
Third quarter	2,110,414	125,653	81,118	45.01
Fourth quarter	2,213,079	46,206	44,554	24.72

	¥8,936,867	¥569,775	¥534,088	¥295.67

Year ended March 31, 2012:
First quarter	¥1,714,596	¥22,579	¥31,797	¥17.64
Second quarter	1,885,892	52,511	60,429	33.53
Third quarter	1,942,545	44,298	47,662	26.45
Fourth quarter	2,405,062	111,976	71,594	39.72

	¥7,948,095	¥231,364	¥211,482	¥117.34

*	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

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

Date: June 21, 2012
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