Form 20-F
period 2013-03-31
HONDA MOTOR CO LTD
filed 2013-06-25
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Narushi Yazaki, Honda North America, Inc.,

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

Title of each class	Outstanding as of March 31, 2013
Common Stock	1,802,297,290**

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 50,168,219 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data:

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2013 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions)
	2009	2010	2011	2012	2013
Income statement data:
Net sales and other operating revenue	¥10,011,241	¥8,579,174	¥8,936,867	¥7,948,095	¥9,877,947
Research and development	563,197	463,354	487,591	519,818	560,270
Operating income	189,643	363,775	569,775	231,364	544,810
Income before income taxes and equity in income of affiliates	161,734	336,198	630,548	257,403	488,891
Equity in income of affiliates	99,034	93,282	139,756	100,406	82,723
Net income	150,933	282,611	563,477	222,074	392,638
Net income attributable to Honda Motor Co., Ltd.	137,005	268,400	534,088	211,482	367,149
Balance sheet data:
Total assets	¥11,818,917	¥11,629,115	¥11,577,714	¥11,787,599	¥13,635,357
Long-term debt, excluding current portion	1,932,637	2,313,035	2,043,240	2,235,001	2,710,845
Honda Motor Co., Ltd. shareholders’ equity	4,007,288	4,328,640	4,439,587	4,392,226	5,037,477
Total equity	4,130,344	4,456,430	4,572,524	4,517,902	5,197,742
Common stock	86,067	86,067	86,067	86,067	86,067
Cash flow data:
Depreciation excluding property on operating leases	¥441,868	¥401,743	¥377,272	¥345,105	¥335,536
Depreciation of property on operating leases	195,776	227,931	212,143	209,762	254,933
Total depreciation	637,644	629,674	589,415	554,867	590,469
Capital expenditures	635,190	392,062	318,543	397,218	626,879
Purchase of operating lease assets	668,128	544,027	798,420	683,767	793,118
Total capital expenditures	1,303,318	936,089	1,116,963	1,080,985	1,419,997

Weighted average number of shares outstanding

	(Thousands of shares)
	2009	2010	2011	2012	2013
Weighted average number of common shares outstanding	1,814,560	1,814,605	1,806,360	1,802,300	1,802,298

Net income attributable to Honda Motor Co., Ltd. per common share

	(Yen)
	2009	2010	2011	2012	2013
Basic	¥75.50	¥147.91	¥295.67	¥117.34	¥203.71
Diluted	75.50	147.91	295.67	117.34	203.71

Net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. available to common shareholders by the weighted average number of common shares outstanding during each year.

Dividends declared during the period per common share

	(Yen)
	2009	2010	2011	2012	2013
Dividends declared during the period per common share	¥77.00	¥34.00	¥51.00	¥60.00	¥72.00
	(US$ 0.78)	(US$ 0.37)	(US$ 0.61)	(US$ 0.73)	(US$ 0.77)

Additionally, a year-end dividend of ¥19 ($0.20) per common share aggregating ¥34.2 billion ($364 million) relating to fiscal 2013 was determined by our Board of Directors in April 2013 and approved by our shareholders in June 2013. This dividend will be paid in June 2013.

U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

Adjustments of prior years’ financial data

As described in notes (1)(w) and (1)(x) to the accompanying consolidated financial statements, certain adjustment has been made to the consolidated financial statement periods presented above.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2013, the noon buying rate was ¥100.83=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2009	100.85	99.15	110.48	87.80
2010	92.49	93.40	100.71	86.12
2011	85.00	82.76	94.68	78.74
2012	78.86	82.41	85.26	75.72
2013	83.26	94.16	96.16	77.41
2014 (through May 31, 2013)	99.18	100.83	103.52	92.96
Dec-2012			86.64	81.86
Jan-2013			91.28	86.92
Feb-2013			93.64	91.38
Mar-2013			96.16	93.32
Apr-2013			99.61	92.96
May-2013			103.52	97.28

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

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts and frictions, political uncertainty, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide and such businesses may be affected by events, such as wars, use of force by foreign countries, terrorism, multinational conflicts and frictions, political uncertainty, natural disasters such as earthquakes, tsunami and floods, epidemics and labor strikes, and other events beyond our control, which may delay, disrupt or suspend the purchase of raw materials and parts, the manufacture, sales and distribution of products, the provision of services, etc., in the region where such events occurred. Such events occurring in one region may in turn affect other regions. If such delay, disruption or suspension occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

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

Principal Capital Investments

In the fiscal years ended March 31, 2011, 2012 and 2013, Honda’s capital expenditures were ¥1,125.0 billion, ¥1,108.1 billion and ¥1,423.5 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥326.6 billion, ¥424.4 billion and ¥630.4 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2013, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business, Automobile business, Financial services business, and Power product and other businesses.

The following tables show the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	Yen (billions)
Motorcycle Business	¥1,288.1	¥1,348.8	¥1,339.5
Automobile Business	6,794.0	5,805.9	7,709.2
Financial Services Business	561.8	516.1	548.5
Power Product and Other Businesses	292.6	277.1	280.6

Total	¥8,936.8	¥7,948.0	¥9,877.9

	Fiscal years ended March 31,
	2011	2012	2013
	Yen (billions)
Japan	¥1,503.8	¥1,517.9	¥1,652.9
North America	3,921.3	3,480.7	4,586.4
Europe	610.1	515.7	534.5
Asia	1,852.4	1,458.7	2,093.0
Other Regions	1,049.0	974.8	1,010.9

Total	¥8,936.8	¥7,948.0	¥9,877.9

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

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011			2012			2013
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	190	190	¥70.2	220	220	¥72.9	217	217	¥72.9
North America	185	185	96.6	200	200	97.3	250	250	112.1
Europe	202	202	103.8	198	198	96.1	179	179	86.4
Asia	16,064	5,148	577.6	12,412	6,001	579.5	13,035	7,051	667.4
Other Regions	1,690	1,690	439.7	2,031	2,031	502.8	1,813	1,813	400.5

Total	18,331	7,415	¥1,288.1	15,061	8,650	¥1,348.8	15,494	9,510	¥1,339.5

Motorcycle revenue as a percentage of total sales revenue			15%			17%			14%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

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

Honda’s automobiles use gasoline engines of three, four or six-cylinder, diesel engines, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, electric and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Accord, Accord Plug-in Hybrid, Accord Tourer, Brio, Brio Amaze, City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, Insight, Inspire, Legend, Stream, Acura ILX, Acura RLX, Acura TL, Acura TSX

Light trucks:

Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:

Acty, Life, N Box, N Box +, N-ONE, Vamos, Zest

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011			2012			2013
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	585	582	¥1,310.7	588	580	¥1,329.6	692	685	¥1,462.6
North America	1,458	1,458	3,252.8	1,323	1,323	2,855.6	1,731	1,731	3,905.2
Europe	198	198	441.6	158	158	355.9	171	171	388.4
Asia	1,022	375	1,221.7	837	219	836.3	1,122	523	1,385.4
Other Regions	266	266	567.1	202	202	428.3	298	298	567.3

Total	3,529	2,879	¥6,794.0	3,108	2,482	¥5,805.9	4,014	3,408	¥7,709.2

Automobile revenue as a percentage of total sales revenue			76%			73%			78%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	Yen (billions)
Japan	¥26.3	¥28.9	¥34.2
North America	503.9	455.5	484.2
Europe	9.2	8.1	7.2
Asia	3.7	2.8	3.1
Other Regions	18.5	20.6	19.5

Total	¥561.8	¥516.1	¥548.5

Financial Service revenue as a percentage of total sales revenue	6%	7%	5%

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

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011		2012		2013
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	388	¥96.5	392	¥86.4	314	¥83.1
North America	2,085	67.9	2,314	72.1	2,604	84.6
Europe	1,174	55.2	1,121	55.4	1,004	52.3
Asia	1,325	49.3	1,472	40.0	1,572	36.9
Other Regions	537	23.6	520	23.0	577	23.5

Total	5,509	¥292.6	5,819	¥277.1	6,071	¥280.6

Power Product and Other revenue as a percentage of total sales revenue		3%		3%		3%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

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

Motorcycles are distributed through approximately 6,900 outlets, including approximately 600 “PRO’S” shops and approximately 110 Honda Dream authorized dealerships.

As for the automobile distribution network, at present, approximately 750 retail dealers operate approximately 2,170 shops and sell models including the Accord, Accord Tourer, Acty, CR-V, CR-Z, Elysion, Fit, Fit Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, Insight, Inspire, Legend, Life, N Box, N Box +, N-ONE, Odyssey, Step WGN, Stream, Vamos and Zest.

Power products are distributed in Japan to approximately 1,130 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Training programs on automobile service technicians are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas Sales

In fiscal 2013, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,050 independent local dealers for motorcycles, approximately 1,310 for automobiles and approximately 8,200 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 275 dealerships at the end of fiscal 2013. The Acura network offers ILX, MDX, RDX, RLX, TL, TSX and ZDX models.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, CR-V, Crosstour, Odyssey, Pilot, Ridgeline, Acura ILX, Acura ILX Hybrid, Acura MDX, Acura RDX, Acura TL and Acura ZDX to other markets. In fiscal 2013, Honda exported approximately 77,400 units from North America to 55 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,550 independent local dealers for motorcycles, approximately 1,300 for automobiles and approximately 2,900* for power products.

*	Total number represents dealers in 11 countries which fall under the management of Honda foreign sales subsidiaries in the region.

In Asia, Honda’s products are distributed through approximately 13,700 independent local dealers for motorcycles, approximately 1,490 for automobiles and approximately 2,800* for power products.

*	Total number represents dealers in six countries where Honda has foreign sales subsidiaries.

The Company exports motorcycle components to 13 countries, including Indonesia, Vietnam, Thailand and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2013.

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

Environmental and Safety Regulation

Honda is subject to various government regulations, including environmental and safety regulations for automobiles, motorcycles and power products. Such regulations relate to items such as emissions, fuel economy, recycling and safety and have had, and are expected to continue to have, material effects on Honda’s business. Among others, Honda has incurred significant compliance costs in connection with such regulations and will incur future compliance costs for new and upcoming regulations. Relevant environmental and safety regulations are described below.

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

In 2010, the Central Environmental Council in the Ministry of Environment reviewed on the current JC08 mode for emission test mode and began to take the introduction of WLTP (Worldwide harmonized Light vehicle Test Procedure) into consideration.

The United States

Increasingly stringent emission regulations under the Clean Air Act have been enacted since the 1990s by the U.S. federal government.

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the California Low Emission Vehicle Program in 1990, aiming to establish the strictest emission regulation in the world.

In April 2004, the CARB finalized its Zero-Emission Vehicles (ZEV) requirements. Under these requirements, beginning with 2005 model cars, 6% of vehicles sold in California by a car manufacturer must be Partial Zero Emission Vehicles (PZEV), which includes Super Ultra Low Emission Vehicles (SULEV) with warranties coverage up to the earlier of 15 years or 150,000 driven miles, 2% must be advanced technology PZEV and 2% must be ZEV. Required percentages have been gradually increased under the ZEV standards from the 2008 model cars.

In March 2009, the CARB amended the ZEV regulation to require 7,500 Fuel Cell Vehicles (FCV) in the entire industry instead of the previous requirement of 2,500 FCV. In addition, manufacturers should sell a significant number of Enhanced Advanced Technology Partial Zero Emission Vehicles (Enhanced AT-PZEV) in the market after the 2012 model year.

In August 2012, the CARB issued the Advanced Clean Car package of regulations, which included amendments to the California Low Emission Vehicle Program III (LEV III) and ZEV regulations. As to the LEV III regulation, which applies to 2015 and subsequent model years, limits on emissions and evaporative emissions were tightened. The ZEV regulation was revised so that requirements can be satisfied by TZEV (formerly, Enhanced AT-PZEV) and ZEV alone for 2018 and subsequent model years. Also, for 2018 and subsequent model years, the credit value eligible for each ZEV category was decreased drastically, which consequently increases the required sales volume dramatically. The BEVx category, which includes battery electric vehicles with auxiliary power units, was also added as a ZEV category.

In addition, the Environmental Protection Agency (EPA) is planning to propose a LEV III equivalent emission regulation (Tier 3) in 2013.

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

China

China adopted Step3 and Step4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro3 and Euro4). Step3 was implemented in 2007 and Step4 was implemented in July 2010. In addition, China has proposed to implement Step5 emission regulations in or around 2016, based on Euro5.

In the city of Beijing, Step4 was implemented in March 2008 and Step5 was implemented in February 2013. In addition, the city of Beijing is considering the introduction of Step6 emission regulations in 2016.

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

In June 2010, the Ministry of Land, Infrastructure and Transport (MLIT) and the Ministry of Economy, Trend and Industry (METI) set out a committee, respectively, and jointly commenced a study to formulate new fuel economy standards for passenger motor vehicles, for 2020. Such new standards were announced in March 2013. The next term fuel economy standards improve the 2015 standards by 19.6% and adopt the Corporate Average Fuel Economy (CAFE) calculation method.

Fuel specifications for E10 fuel, which is gasoline blended with 10% ethanol, were revised and included in the April 2012 announcement setting forth the details of safety standards under the Road Transport Vehicle Law. Ethanol blended fuel is a “biomass fuel”. Biomass fuel is regarded as an effective countermeasure for CO2 reduction. CO2 emissions after burning ethanol fuel produced with biomass resources (such as plants or wood) are not counted as CO2 emissions under the Kyoto Protocol.

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

On May 21, 2010, President Obama ordered the NHTSA and the EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of the CARB. On October 1, 2010, the NHTSA, the EPA, and the CARB gave the notice of their intent to conduct joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards. The NHTSA and EPA issued a regulation on August 2012 regarding GHG / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or 54.4 mpg over the industry average. The CARB also issued a regulation that is almost equivalent to the EPA’s GHG regulations on August 2012. On December 2012, the CARB amended its GHG regulation so that a manufacturer is also deemed to comply with CARB GHG regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

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

Currently, the European Commission proposed a more stringent regulation that targets 95 g/km of CO2 for 2020.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 was implemented in 2008. Step 3 was implemented in 2012. It will be a Corporate Average Fuel Consumption regulation from Step 3. In addition, China is considering the introduction of Step 4 in 2016.

Other Regions

Korea introduced CAFE in 2005 and plans to phase-in CAFE and CO2 regulations from 30% for the 2012 model year to 100% for the 2015 model year.

India and Australia have also proposed to introduce fuel economy / CO2 regulations in 2015 and 2020 in a phased manner.

Taiwan is considering introducing fuel economy / CO2 regulations.

Mexico has proposed to introduce fuel economy / CO2 regulations for the 2014 through 2016 model years.

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

Other Regions

Taiwan and Korea implemented automobile recycling laws in January 1, 2008, following the regulations established by the European Union and Japan. Turkey also implemented automobile recycling laws in December 12, 2010, following the regulations established by the European Union. In addition, China, Vietnam, India and Russia each have a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In November 2007, MLIT issued safety standards, which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and post-crash. And further, in 2011, they have adopted Economic Commission for Europe (ECE) R100 which was amended to incorporate the Japanese electrical safety standard.

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

In March 2010, an accident in the Unites States caused by sudden unintended acceleration prompted the MLIT to consider introducing a “brake-override system”.

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

In April 2012, the NHTSA issued a proposed regulation that mandates installation of a brake-throttle override system. This rule was proposed to take proper measures against the following problem: a vehicle cannot be effectively decelerated /stopped in the event that the accelerator pedal cannot return to its stationary position even after the foot is taken off the accelerator pedal, because of the floor mat being caught in the accelerator pedal or any failure in the accelerator pedal. Manufacturers must comply with the new requirements within two years from September 1 of the date of publication of the final rule.

In December 2012, the NHTSA issued a proposed regulation that mandates installation of an event data recorder (EDR) in vehicles. The purpose of this regulation is to allow for effective collision research as well as to share important data for the performance analysis of safety devices (e.g. advanced restraint devices) through the mandatory installation of EDRs. On or after September 2014, the NHTSA plans to require manufacturers to install EDRs which comply with specified performance requirements.

In January 2013, the NHTSA issued a proposed regulation that mandates installation of an approaching vehicle audible system. This regulation was established to reduce the number of collision accidents by letting pedestrians and bicycle riders be aware of approaching hybrid vehicles on electric drive or electric vehicles by sound. Manufacturers must comply with the new requirements for 30% of all vehicles produced by 2015, 60% by 2016, 90% by 2017, and all vehicles by 2018.

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

Legislation regarding a new system called “eCall” is under consideration in the EU and the Customs Union, which is organized by Russia, Kazakhstan and Belarus. eCall is a system that can automatically transmit vehicle status (e.g., Supplemental Restraint System (SRS) deployment, location, direction and other information) to conventional infrastructures simultaneously with voice messages when accidents occur. Some relevant draft standards have been published in the EU. The effective date of the EU eCall for new vehicles is scheduled for the end of the first quarter in 2015. On the other hand, final standards were published in the Customs Union. The effective date of eCall for the Customs Union (ERA-GLONASS) is on and after January 1st 2015 for new vehicle types.

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

The United States

Emissions regulations regarding off-road motorcycles and ATVs were introduced in 2006. In addition, the EPA adopted the current California emissions standards regarding on-road motorcycles on a national basis, two years behind the schedule of California. The EPA regulations include fuel permeation requirements rather than traditional evaporative emission standards. California is considering new evaporative emission standards.

Europe

The EU has issued main regulation of recast Whole Vehicle Type Approval (WVTA) for in order to make further enforcement of exhaust emission by Euro4 and Euro5 step. The Euro4 will be enforced from January 2016 and newly introduce evaporative emission, durability and OBD.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

Japan, China, Korea, and India are considering new exhaust emission standards based on the next European WVTA.

In Brazil, the Worldwide-harmonized Motorcycle Test Cycle (WMTC) was introduced. The WMTC will be in effect from the beginning of 2014.

2. Recycling / REACH

Europe

REACH compliance is required, the same as for motor vehicles.

Other Regions

Vietnam and India each have a plan to implement motorcycle recycling laws in the near future.

3. Safety

Japan

In November 2007, the Ministry of Land, Infrastructure and Transport (MLIT) issued safety standards which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and accidents. Further, in 2011, they adopted ECE R100, which was amended to incorporate the Japanese electrical safety standard.

The Japan Automobile Standards Internationalization Center (JASIC), which is organized by the MLIT and JAMA, among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications. JASIC made the proposal to other contracting parties of the 58 / 98 Agreement in 2009 and aims to reach an agreement among the contracting parties by 2015.

In January 2010, MLIT started preparing a guideline for some measures against the silent characteristic of hybrid vehicles and also started studying how to regulate this.

In March 2010, in the session of the World Forum for Harmonization of Vehicle Regulations (WP29) of the United Nations Economic Commission for Europe, Japan proposed the establishment of “a mutual certification system of international vehicle type certifications”, which was agreed upon. Also in March 2010, prompted by a runaway accident in the United States, the MLIT began research on introducing “brake-override-systems”.

In May 2011, the MLIT introduced a pedestrian leg protection standard, adopting for the first time in the world a flexible legform impactor that is improved from the view point of biomechanism characteristics. The impactor has been made to match more similarly to the human body structure and its characteristics.

In February 2013, the MLIT established a homologation system for ultra-compact mobility vehicles. These are vehicles which are easy to maneuver in a small space compared to automobiles, have superior environmental performance and can be utilized as a means of simple mobility for 1 or 2 passengers in a regional area. The system permits ultra-compact mobility vehicles to be run on public roads by adding features pertaining to such vehicles and relaxing certain standards without degrading the safety or environmental performances of the vehicles.

Europe

The EU has issued core regulation of recast WVTA in order to make further enforcement of safety. This new safety requirement contains advanced brake system, functional safety and electrical safety requirements.

Other regions

The Brazilian government issued a new regulation regarding anti-theft device, which requires installations of an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009. However, this regulation has not been implemented yet, because the Prosecutors Office claimed it was unconstitutional and asked the court to overturn it. The contents and the effective date of this regulation have been under consultation between the government and the industry. The regulation was scheduled to be implemented from September 30, 2013 but is now expected to be postponed because infrastructure will not be ready in time.

Many Asian countries, such as India, Thailand, Indonesia, Malaysia, Korea and Vietnam, are introducing several regulations, regarding lighting, braking, and anti-theft, based on UN R (ECE) regulations.

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

2. Recycling /RoHS / WEEE / REACH

Europe

REACH compliance is required, the same as for motor vehicles. In June 2011, the European Union Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) was wholly revised and most power products will be within its scope after 2019.

Other regions

Turkey and several Asian countries have adopted regulations which are similar to the European regulations (such as RoHS and WEEE).

3. Safety

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

Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability, and low CO2 emissions.”

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

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

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

C. Organizational Structure

As of March 31, 2013, the Company had 93 Japanese subsidiaries and 276 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited*[1]	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited*[2]	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

*[1]	Honda Motor Europe Limited merged with Honda France S.A.S., Honda Deutschland GmbH and 12 other companies in the current fiscal year.

*[2]	Honda Cars India Limited changed its name from Honda Siel Cars India Limited in the current fiscal year.

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2013, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	4,955	Automobiles
Hamamatsu, Shizuoka, Japan	2,365	Power products and transmissions
Suzuka, Mie, Japan	6,679	Automobiles
Ohzu-machi, Kikuchi-gun Kumamoto, Japan	2,759	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	5,785	Automobiles
Anna, Ohio, U.S.A.	2,314	Engines
East Liberty, Ohio, U.S.A.	2,091	Automobiles
Lincoln, Alabama, U.S.A.	4,436	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,120	Automobiles
Alliston, Ontario, Canada	4,048	Automobiles and engines
El Salto, Mexico	2,604	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,866	Automobiles and engines
Guangzhou, China	815	Automobiles
Gurgaon, India	4,654	Motorcycles
Greater Noida, India	2,705	Automobiles
Karawang, Indonesia	1,771	Automobiles and engines
Ayutthaya, Thailand	3,790	Automobiles
Bangkok, Thailand	3,329	Motorcycles and power products
Vinhphuc, Vietnam	3,844	Motorcycles and automobiles
Buenos Aires, Argentina	1,196	Motorcycles and automobiles
Sumare, Brazil	3,368	Automobiles
Manaus, Brazil	8,435	Motorcycles and power products
Gebze, Turkey	775	Automobiles

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

As of March 31, 2013, the Company’s property, with a net book value of approximately ¥26.1 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2013 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥1,386.7 billion, increased ¥296.3 billion from the previous year. Also, total capital expenditures, excluding property on operating leases, for the year amounted to ¥593.6 billion, increased ¥187.0 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2012	2013	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥62,075	¥73,513	¥11,438
Automobile Business	334,196	505,045	170,849
Financial Services Business	684,083	793,669	109,586
Financial Services Business (Excluding Property on Operating Leases)	316	551	235
Power Product and Other Businesses	10,005	14,519	4,514
Total	¥1,090,359	¥1,386,746	¥296,387
Total (Excluding Property on Operating Leases)	¥406,592	¥593,628	¥187,036

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥73,513 million in the fiscal year ended March 31, 2013. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥505,045 million in the fiscal year ended March 31, 2013. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding property on operating leases amounted to ¥551 million in the fiscal year ended March 31, 2013, while capital expenditures for property on operating leases were ¥793,118 million. Capital expenditures in Power products and other businesses in the fiscal year ended March 31, 2013, totaling ¥14,519 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2013

During the fiscal year ended March 31, 2013, we modified our capital expenditure plans which were originally set out in the prior fiscal year. The modified plans are as follows:

The second auto plant in Rajasthan, India, constructed by Honda Cars India Limited, which is one of the Company’s consolidated subsidiaries, is planned to start operations from 2014.

Managements mainly consider economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for fiscal year ending March 31, 2014 are shown below.

Fiscal year ending March 31, 2014
Yen (millions)
Motorcycle Business	¥64,000
Automobile Business	623,000
Financial Services Business	700
Power Product and Other Businesses	12,300

Total	¥700,000

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

Item 5. Operating and Financial Review and Prospects

A. Operating Result

Overview

Business Environment

We saw economic conditions in the U.S. continue to improve during the fiscal year ended March 31, 2013. This recovery in the U.S. was underscored by the job market improving, and by strengthening performances in personal consumption, housing investment, and capital investment. Economic conditions in Europe, on the other hand, continued to stagnate owing to the debt crisis, negative GDP growth, and unemployment rates remaining high. Meanwhile, the Asian economy continued to expand. This expansion was driven by reconstruction demand from the floods in Thailand and strong growth in Indonesia, even as the pace of economic growth in China and India eased. Japan continued on a gradual recovery path against a backdrop of a change to a weakening yen, a recovery in the stock market, an improvement in the employment situation as well as reconstruction demand from the Great East Japan Earthquake.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the company’s future financial results.

Overview of Fiscal Year 2013 Operating Performance

Honda’s consolidated net sales and operating revenues for the fiscal year ended March 31, 2013, increased from the fiscal year ended March 31, 2012, due mainly to increased net sales in Automobile business operations attributable to a recovery from the Great East Japan Earthquake, and the floods in Thailand, and favorable foreign currency translation effects. Operating income increased from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix as well as cost reductions, which was partially offset by increased selling, general and administrative expenses, in addition to increased research and development expenses.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles in fiscal year 2013 totaled 9,510 thousand units, an increase of 9.9% from the previous fiscal year, mainly due to higher sales in India, Thailand and certain other countries, despite lower sales in Brazil and Vietnam.

Automobile Business

Honda’s consolidated unit sales of automobiles in fiscal year 2013 totaled 3,408 thousand units, an increase of 37.3% from the previous fiscal year, due mainly to an increase in unit sales in all regions. Growth in unit sales was supported mainly by recoveries from the Great East Japan Earthquake and the floods in Thailand, as well as a boost from the rollout of new models.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2013 totaled 6,071 thousand units, an increase of 4.3% from the previous fiscal year, mainly due to steady sales of engines, generators and certain other products in North America, as well as pumps and certain other products in Asia.

Fiscal Year 2013 Compared with Fiscal Year 2012

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2013, increased ¥1,929.8 billion, or 24.3%, to ¥9,877.9 billion from the fiscal year ended March 31, 2012, due mainly to increased net sales in Automobile business by recovery from the impact of the Great East Japan Earthquake and the floods in Thailand and positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥1,773.9 billion, or 22.3%, compared to the increase as reported of ¥1,929.8 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased ¥1,616.4 billion, or 20.9%, to ¥9,333.1 billion from the previous fiscal year. Cost of sales increased ¥1,425.5 billion, or 24.1%, to ¥7,345.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated unit sales in Automobile business and negative foreign currency effects. Selling, general and administrative expenses increased by ¥150.4 billion, or 11.8%, to ¥1,427.7 billion from the previous fiscal year, due mainly to an increase in selling expenses attributable to increased consolidated unit sales in Automobile business and increased product warranty expenses. R&D expenses increased by ¥40.4 billion, or 7.8%, to ¥560.2 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income increased ¥313.4 billion, or 135.5%, to ¥544.8 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and increased R&D expenses. Excluding positive foreign currency effects of ¥35.8 billion, Honda estimates operating income increased ¥277.6 billion.

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

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates increased ¥231.4 billion, or 89.9%, to ¥488.8 billion. Main factors of this increase except factors relating operating income are as follows;

Unrealized gains and losses related to derivative instruments had a negative impact of ¥36.8 billion. Other income (expenses) excluding unrealized gains and losses related to derivative instruments had a negative impact of ¥45.0 billion, due mainly to an increase in foreign currency transaction losses.

Income Tax Expense

Income tax expense increased ¥43.2 billion, or 31.9%, to ¥178.9 billion from the previous fiscal year. The effective tax rate decreased 16.1 percentage points to 36.6% from the previous fiscal year. The decrease in the effective tax rate was due mainly to a decrease in adjustments for the change in income tax laws in Japan and a decrease in impact on recognition of valuation allowance.

Equity in Income of Affiliates

Equity in income of affiliates decreased ¥17.6 billion, or 17.6%, to ¥82.7 billion, due mainly to a recognition of impairment loss on certain investments in affiliates and a decrease in income attributable to decreased net sales at affiliates in Asia.

Net Income

Net income increased ¥170.5 billion, or 76.8%, to ¥392.6 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased ¥14.8 billion, or 140.6%, to ¥25.4 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. increased ¥155.6 billion, or 73.6%, to ¥367.1 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) totaled 9,510 thousand units, increased by 9.9% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia.

Revenue from external customers decreased ¥9.2 billion, or 0.7%, to ¥1,339.5 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by increased consolidated unit sales. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥45.2 billion, or 3.4%, compared to the decrease as reported of ¥9.2 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased ¥23.0 billion, or 1.9%, to ¥1,229.3 billion from the previous fiscal year. Cost of sales increased by ¥24.0 billion, or 2.6%, to ¥963.0 billion, due mainly to an increase in costs attributable to increased consolidated unit sales, which was partially offset by positive foreign currency effects. Selling, general and administrative expenses decreased by ¥4.0 billion, or 2.0%, to ¥199.8 billion, due mainly to decreased product warranty expenses and positive foreign currency effects, which was partially offset by an increase in selling expenses attributable to increased consolidated unit sales. R&D expenses increased by ¥3.1 billion, or 4.9%, to ¥66.4 billion.

Operating income decreased ¥32.3 billion, or 22.7%, to ¥110.2 billion from the previous fiscal year, due mainly to a negative foreign currency effects, which was partially offset by continuing cost reduction.

Japan

Total industry demand for motorcycles in Japan* in fiscal year 2013 was approximately 440 thousand units, mostly unchanged from the previous fiscal year. Although the number of licensed riders declined in line with the continued decline in the population of young people in Japan, unit sales growth was driven by higher demand for scooters and small motorcycles.

Honda’s consolidated unit sales in Japan in fiscal year 2013 were 217 thousand units, down 1.4% from the previous fiscal year. This result reflects lower unit sales of the TODAY model scooter and other models. The lower unit sales were partly offset by the positive impact of the launch of the large NC700S and Integra models, as well as the new PCX150 model scooter featuring enhanced fuel economy. Another positive factor was increased unit sales of the SUPER CUB series.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States* during calendar year 2012 increased approximately 2% from the previous year to approximately 678 thousand units, although demand has yet to fully recover. Unit sales growth reflected stronger consumer sentiment in line with improvement in the unemployment rate and income levels.

Under these circumstances, Honda’s consolidated unit sales in North America for fiscal year 2013 increased 25.0% from the previous fiscal year to 250 thousand units. Of this, consolidated unit sales of motorcycles increased 43.0% from the previous fiscal year to 153 thousand units, mainly due to steady sales of models such as the newly introduced large NC700X model featuring outstanding fuel economy and the PCX model scooter, primarily in the U.S. Consolidated unit sales of ATVs rose 4.3% to 97 thousand units, mainly due to brisk sales of utility ATVs such as TRX 420.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand* for motorcycles in Europe during calendar year 2012 declined approximately 10% from the previous year to approximately 779 thousand units. Weak consumer sentiment due to growing economic instability adversely affected demand.

Under these circumstances, Honda’s consolidated unit sales in Europe for fiscal year 2013 decreased 9.6% from the previous fiscal year to 179 thousand units, mainly reflecting the lackluster market as a whole. This was despite increased sales of newly introduced large models NC700X, NC700S and Integra featuring outstanding fuel economy.

*	Based on Honda research: this only includes the following 10 countries – the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand* for motorcycles in Asia during calendar year 2012 declined approximately 3% from the previous year to approximately 41,500 thousand units.

Looking at market conditions by country, demand in India increased approximately 5% from the previous year, to approximately 13,850 thousand units while demand in China decreased approximately 10% from the previous year, to approximately 12,630 thousand units. Indonesia saw demand decline approximately 12% from the previous year, to approximately 7,060 thousand units and Vietnam saw demand decline approximately 7% from the previous year, to approximately 3,100 thousand units. Demand in Thailand rose approximately 8% from the previous year, to approximately 2,160 thousand units.

Under these circumstances, Honda’s consolidated unit sales in Asia for fiscal year 2013 increased 17.5% from the previous fiscal year to 7,051 thousand units. Sales rose on growth in sales of the Activa scooter and the small Dream Yuga motorcycle in India. In Thailand, which was impacted by floods in the previous year, sales growth was supported by brisk sales of the Wave Cub-type motorcycle, the Click 125i scooter and certain other models.

Honda’s consolidated unit sales do not include unit sales of P.T. Astra Honda Motor in Indonesia, which is an affiliate accounted for under the equity method. Astra Honda Motor’s unit sales for fiscal year 2013 decreased 4.3% from the previous fiscal year to 4,092 thousand units mainly due to the impact of Indonesian government’s regulations concerning down payments on two-wheeled vehicles.

*	Based on Honda research: this only includes the following eight countries – Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

In Brazil, the principal market within Other Regions, total demand for motorcycles in calendar year 2012 declined approximately 15% from the previous year to approximately 1,640 thousand* units, mainly due to stricter lending standards for retail loans.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales in fiscal year 2013 decreased 10.7% from the previous fiscal year to 1,813 thousand units, mainly due to lower sales of the small motorcycle CG125 Fan, CG150 Fan and other models. These sales declines primarily reflected stricter lending standards for retail loans in Brazil.

*	Source: ABRACICLO (the Brazilian association of motorcycle, moped, and bicycle manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,408 thousand units, increased by 37.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in all regions by recovery from the impact of the Great East Japan Earthquake and the floods in Thailand.

Revenue from external customers increased ¥1,903.2 billion, or 32.8%, to ¥7,709.2 billion from the previous fiscal year, due mainly to increased consolidated unit sales and positive foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥1,721.4 billion, or 29.6%, compared to the increase as reported of ¥1,903.2 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased ¥1,900.8 billion, or 32.6%, to ¥7,723.5 billion from the previous fiscal year.

Operating costs and expenses increased ¥1,537.6 billion, or 26.1%, to ¥7,437.5 billion from the previous fiscal year. Cost of sales increased by ¥1,349.6 billion, or 29.9%, to ¥5,868.2 billion, due mainly to an increase in costs attributable to increased consolidated unit sales and negative foreign currency effects. Selling, general and administrative expenses increased by ¥151.8 billion, or 15.9%, to ¥1,105.3 billion, due mainly to an increase in selling expenses attributable to increased consolidated unit sales and increased product warranty expenses. R&D expenses increased by ¥36.1 billion, or 8.5%, to ¥464.0 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating income was ¥285.9 billion, an increase of ¥363.1 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and increased R&D expenses.

Proportion of retail unit sales by vehicle category:

	Fiscal year ended March 31,
	2012	2013
Passenger cars:	62%	60%

Accord, Accord Plug-in Hybrid, Accord Tourer, Brio, Brio Amaze,

City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid,

FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, Insight, Inspire, Legend,

Stream, Acura ILX, Acura RLX, Acura TL, Acura TSX

Light trucks:	33%	31%
Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:	5%	9%
Acty, Life, N Box, N Box +, N-ONE, Vamos, Zest

Although there are various factors that affect the profitability of each vehicle category, sales price is an important factor in determining profitability. In general, the weighted average sales price in the light trucks category is higher relative to the total average sales price, while the weighted average sales price in the mini vehicles category, which is unique to the Japanese market, is relatively lower, although sales price vary from model to model.

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model.

For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 30% higher, our passenger cars category was approximately 10% lower and our mini vehicles category was approximately 30% lower than total weighted average contribution margin for the fiscal year ended March 31, 2013.

It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total industry automobile sales in Japan*1 for fiscal year 2013 rose approximately 10% from the previous fiscal year, to approximately 5,210 thousand units. Automobile sales held firm thanks to the pump-priming effect of government stimulus policies that provided tax breaks and subsidies for purchasing eco-cars in the first half of the fiscal year. Another contributing factor was the recovery from the Great East Japan Earthquake.

Honda’s consolidated unit sales in Japan rose 18.1% from the previous fiscal year to 685 thousand units*2. This result was mainly due to strong sales of the N Box mini vehicle and Step WGN, along with the positive impact of the launch of the new mini vehicle N Box + and N-ONE.

In production activities, Honda’s unit production of automobiles in Japan for fiscal year 2013 increased 0.6% from the previous fiscal year to 876 thousand units, mainly due to higher sales in Japan, despite the shift of some production overseas.

*1:	Source: JAMA (Japan Automobile Manufacturers Association): (as measured by the number of regular vehicle registrations (661 cc or higher) and mini vehicles (660 cc or lower))

*2:

Certain sales of automobiles that are financed with residual value-type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in consolidated unit sales.

North America

In calendar year 2012, total industry sales of automobiles in the United States* rose approximately 13% from the previous year to approximately 14,490 thousand units. The main contributing factors were an upswing in consumer sentiment, an improvement in the unemployment rate, and firm sales of passenger cars, in particular.

Under these circumstances, Honda’s consolidated unit sales in North America increased 30.8% from the previous fiscal year to 1,731 thousand units. This was mainly due to the positive impact of the launch of the all-new Accord, as well as strong sales of the Civic, CR-V and other models.

In production activities, Honda manufactured 1,687 thousand units, up 37.3% from the previous fiscal year.

Honda Manufacturing of Alabama, LLC, a consolidated subsidiary, ramped up its production capacity by 40 thousand units in fiscal year 2013, bringing its annual production capacity to 340 thousand units.

Honda Manufacturing of Indiana, LLC, a consolidated subsidiary, ramped up its production capacity by 50 thousand units in fiscal year 2013, bringing its annual production capacity to 250 thousand units.

Honda de Mexico, S.A. de C.V., a consolidated subsidiary in Mexico, has decided to build a new factory with an annual production capacity of approximately 200 thousand units in order to meet expected market expansion in the subcompact car segment. This move is expected to raise Honda’s annual automobile production capacity in North America to 1,920 thousand units by the first half of 2014.

*	Source: Ward’s Auto

Europe

During calendar year 2012, total demand in Europe*1 decreased approximately 8% from the previous year, to approximately 12,530 thousand units. The market contracted as a whole, mainly due to weak consumer sentiment accompanying growing concerns about the economy, despite signs of a market recovery in the U.K. On the other hand, in Russia, total demand*2 increased approximately 11% from the previous year to approximately 2,940 thousand units.

Honda’s consolidated unit sales in Europe increased 8.2% from the previous fiscal year to 171 thousand units. The main contributing factors were the launch of the all-new CR-V model, and the rollout of a Civic model fitted with a new diesel engine.

On the production front, unit output at Honda’s U.K. plant in fiscal year 2013 increased 62.8% from the previous fiscal year to 170 thousand units.

*1:

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association) (New passenger car registrations cover 27 EU countries and three EFTA countries.)), excluding Russia

*2:	Source: AEB (The Association of European Businesses)

Asia

In Asia, in calendar year 2012, total demand increased approximately 13% from the previous year to approximately 8,930 thousand units*1, mainly due to market expansion in Indonesia and India. Another factor was growth in Thailand’s sub-compact segment of the market, which is eligible for government subsidies. Total demand in China rose around 4% from the previous year to approximately 19,310 thousand units*2.

Honda’s consolidated unit sales in Asia outside Japan increased 138.8% from the previous fiscal year to 523 thousand units. Sales grew atop a recovery from the damage caused by the floods in Thailand, as well as the positive impact of the launch of Brio Amaze and higher sales of City and other models.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd., both of which are affiliates accounted for under the equity method in China. However, unit sales for fiscal year 2013 decreased 3.0% from the previous fiscal year to 599 thousand units, reflecting the challenging sales conditions faced by Japanese automakers in the country during the fiscal year.

On the production front, Honda’s unit production increased 40.0% to 1,167 thousand units*3. In Asia, excluding China, production was 550 thousand units, while output in China was 617 thousand units.

Honda Malaysia SDN BHD, a consolidated subsidiary in Malaysia, has decided to build a second production line with an annual production capacity of 50 thousand units. Honda Malaysia plans to produce small car models such as the Jazz, as well as hybrid vehicles on the new production line. This new line will raise the company’s annual production capacity to 100 thousand units in 2013.

P.T. Honda Prospect Motor, a consolidated subsidiary in Indonesia, has decided to construct a new automobile factory with an annual production capacity of 120 thousand units. Honda Prospect Motor plans to produce the Brio and other small cars at the new factory. This new facility is expected to raise the company’s annual production capacity to 200 thousand units in 2014.

Honda Automobile (Thailand) Co., Ltd., a consolidated subsidiary in Thailand, will ramp up capacity at the Ayutthaya Plant, bringing the company’s annual production capacity to 300 thousand units in 2014. In addition, the company has decided to construct a new automobile factory with an annual production capacity of 120 thousand units. The new factory will raise the company’s production capacity to 420 thousand units in 2015.

Furthermore, Dongfeng Honda Automobile Co., Ltd., an affiliate accounted for under the equity method, will expand the production capacity of its second plant by 20 thousand units to respond to a continuing increase in demand in China’s automobile market. By the end of 2013, Dongfeng Honda Automobile Co., Ltd.’s total annual production capacity is scheduled to increase to 360 thousand units.

Moreover, Guangqi Honda Automobile Co., Ltd., another affiliate accounted for under the equity method, has decided to build a third production line with an annual production capacity of 120 thousand units. The new line will raise the company’s annual production capacity to 600 thousand units in 2015.

As a result, Honda and its affiliates’ annual production capacity of automobiles in China, including the annual production capacity of Honda Automobile (China) Co., Ltd., a factory dedicated to production for export, is scheduled to increase from 870 thousand units at present to 1,010 thousand units in 2015.

*1:	The total is based on Honda research and includes the following 10 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India and Pakistan.

*2:	Source: China Association of Automobile Manufacturers

*3:	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil*, one of the principal markets among the Other Regions, increased approximately 6% from the previous year to approximately 3,630 thousand units in calendar year 2012. This growth mainly reflected government policies such as tax breaks for automobile purchases.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), consolidated unit sales in fiscal year 2013 increased 47.5% from the previous fiscal year to 298 thousand units. This result was mainly due to the positive impact of the launch of the all-new Civic in Brazil.

On the production front, Honda’s unit production in Brazil increased 67.8% from the previous fiscal year to 135 thousand units in fiscal year 2013.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association, includes passenger cars and light commercial vehicles))

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,071 thousand units, increased by 4.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America and Asia.

Revenue from external customers increased ¥3.5 billion, or 1.3%, to ¥280.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales of power products and positive foreign currency translation effects, which was partially offset by decreased sales of other business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥1.2 billion, or 0.4%, compared to the increase as reported of ¥3.5 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased ¥1.9 billion, or 0.7%, to ¥291.6 billion from the previous fiscal year.

Operating costs and expenses increased ¥7.4 billion, or 2.5%, to ¥301.2 billion from the previous fiscal year. Cost of sales increased by ¥6.2 billion, or 3.0%, to ¥214.8 billion, due mainly to an increase in costs attributable to increased net sales of power products business and negative foreign currency effects. Selling, general and administrative expenses increased by ¥0.08 billion, or 0.1%, to ¥56.6 billion. R&D expenses increased by ¥1.1 billion, or 4.1%, to ¥29.7 billion.

Operating loss was ¥9.5 billion, an increase of ¥5.5 billion from the previous fiscal year, due mainly to increased costs including R&D expenses.

Japan

Honda’s consolidated unit sales in fiscal year 2013 decreased 19.9% from the previous fiscal year to 314 thousand units, mainly due to lower exports of general-purpose engines for OEM* use and decreased sales of generators and certain other products. These declines were partly offset by higher sales of lawn mowers, snow blowers and certain other products.

*	OEM (Original Equipment Manufacturer): refers to manufacturers of products and components sold under a third-party brand.

North America

Honda’s consolidated unit sales in fiscal year 2013 increased 12.5% from the previous fiscal year to 2,604 thousand units. Although sales of snow blowers and certain other products declined, increased sales of general-purpose engines for OEM use in lawn mowers, construction machinery and other products contributed to the increase.

Europe

Honda’s consolidated unit sales in fiscal year 2013 decreased 10.4% from the previous fiscal year to 1,004 thousand units, despite strong sales of brush cutters and certain other products. The main reason for the decrease was lower sales of general-purpose engines for OEM use in construction machinery and agricultural equipment, as well as decreased sales of small tillers.

Asia

Honda’s consolidated unit sales in fiscal year 2013 increased 6.8% from the previous fiscal year to 1,572 thousand units, mainly due to higher sales of pumps and certain other products in Thailand, despite lower sales of general-purpose engines for OEM use in India.

Other Regions

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas) Honda’s consolidated unit sales in fiscal year 2013 rose 11.0% from the previous fiscal year to 577 thousand units. Sales growth was fueled by higher sales of general-purpose engines for OEM use, pumps and certain other products in the Middle East and Africa. This growth was tempered by lower sales of lawn mowers and certain other products in Australia.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

Total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries increased by ¥955.3 billion, or 19.4%, to ¥5,874.2 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries as of the end of the year would have increased by approximately ¥281.0 billion, or 5.7%, compared to the increase as reported of ¥955.3 billion, which includes positive foreign currency translation effects.

Revenue from external customers in Financial services business increased ¥32.3 billion, or 6.3%, to ¥548.5 billion from the previous fiscal year, due mainly to an increase in operating lease revenues and positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have increased by approximately ¥8.4 billion, or 1.6%, compared to the increase as reported of ¥32.3 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased ¥33.6 billion, or 6.4%, to ¥560.2 billion from the previous fiscal year.

Operating costs and expenses increased ¥45.5 billion, or 12.8%, to ¥402.0 billion from the previous fiscal year. Cost of sales increased ¥42.9 billion, or 14.7%, to ¥336.2 billion from the previous fiscal year, due mainly to an increase in costs related to lease residual values and negative foreign currency effect. Selling, general and administrative expenses increased ¥2.5 billion, or 4.0%, to ¥65.8 billion from the previous fiscal year.

Operating income decreased ¥11.8 billion, or 7.0%, to ¥158.1 billion from the previous fiscal year, due mainly to an increase in costs related to lease residual values.

Geographical Information

Japan

In Japan, revenue from domestic and export sales increased ¥530.5 billion, or 15.8%, to ¥3,893.5 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business. Operating income was ¥178.4 billion, an increase of ¥288.2 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix and positive foreign currency effects, which was partially offset by increased R&D expenses and increased selling, general and administrative expenses.

North America

In North America, which mainly consists of the United States, revenue increased ¥1,142.3 billion, or 30.8%, to ¥4,857.1 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business and positive foreign currency translation effects. Operating income decreased ¥14.3 billion, or 6.4%, to ¥208.9 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses, which was partially offset by an increase in income attributable to increased net sales, model mix and continuing cost reduction.

Europe

In Europe, revenue increased ¥61.3 billion, or 10.6%, to ¥642.1 billion from the previous fiscal year, due mainly to an increase in revenue in the Automobile business. Operating income was ¥0.4 billion, an increase of ¥12.5 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, which was partially offset by increased selling, general and administrative expenses.

Asia

In Asia, revenue increased ¥815.1 billion, or 54.7%, to ¥2,305.6 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile businesses and Motorcycle businesses. Operating income increased ¥69.8 billion, or 90.9%, to ¥146.7 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses.

Other Regions

In Other Regions, revenue increased ¥3.3 billion, or 0.4%, to ¥896.4 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile businesses, which was partially offset by a decrease in revenue in Motorcycle business and negative foreign currency translation effects. Operating income decreased ¥21.2 billion, or 37.3%, to ¥35.6 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses and negative foreign currency effects.

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

Operating Costs and Expenses

Operating costs and expenses decreased ¥650.3 billion, or 7.8%, to ¥7,716.7 billion from the previous fiscal year. Cost of sales decreased ¥577.2 billion, or 8.9%, to ¥5,919.6 billion from the previous fiscal year, due mainly to a decrease in costs attributable to decreased consolidated unit sales in Automobile business and positive foreign currency effects. Selling, general and administrative expenses decreased by ¥105.3 billion, or 7.6%, to ¥1,277.2 billion from the previous fiscal year, due mainly to a decrease in selling expenses attributable to decreased product warranty expenses, decreased consolidated unit sales in Automobile business, and positive foreign currency effects. R&D expenses increased by ¥32.2 billion, or 6.6%, to ¥519.8 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

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

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) totaled 8,650 thousand units, increased by 16.7% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia and Other Regions, including South America.

Revenue from external customers increased ¥60.6 billion, or 4.7%, to ¥1,348.8 billion from the previous fiscal year, due mainly to increased consolidated unit sales, which was partially offset by negative foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥158.6 billion, or 12.3%, compared to the increase as reported of ¥60.6 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased ¥56.6 billion, or 4.9%, to ¥1,206.2 billion from the previous fiscal year. Cost of sales increased by ¥51.0 billion, or 5.8%, to ¥939.0 billion, due mainly to an increase in costs attributable to increased consolidated unit sales, which was partially offset by positive foreign currency effects. Selling, general and administrative expenses increased by ¥10.0 billion, or 5.2%, to ¥203.8 billion, due mainly to an increase in selling expenses attributable to increased consolidated unit sales. R&D expenses decreased by ¥4.4 billion, or 6.6%, to ¥63.3 billion.

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

Honda’s consolidated unit sales in Japan in fiscal year 2012 were 220 thousand units, up 15.8% from the previous fiscal year. This result reflects the positive impact of the launch of the new Dio110 model scooter, increased sales of the Giorno scooter, and the newly launched global strategic road sports CBR250R model, whose global manufacturing base is in Asia.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States* during calendar year 2011 declined approximately 5% from the previous year, to approximately 663 thousand units. Demand fell short of making a full-scale recovery as consumer sentiment remained muted despite signs of improvement in the employment rate and income levels.

Under these circumstances, Honda’s consolidated unit sales in North America for fiscal year 2012 increased 8.1% from the previous fiscal year, to 200 thousand units. Honda’s consolidated unit sales of motorcycles increased 18.9% from the previous fiscal year, to 107 thousand units, due to strong sales of the newly introduced global strategic road sports CBR250R model, the Ruckus scooter and certain other models. Honda’s consolidated unit sales of ATVs decreased 2.1%, to 93 thousand units despite brisk demand for utility ATVs, such as Foreman TRX500, which underwent a full model change.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand* for motorcycles in Europe during calendar year 2011 declined approximately 8%, to approximately 865 thousand units. Weak consumer sentiment due to growing economic instability in Southern European countries in particular adversely affected demand.

Under these circumstances, Honda’s consolidated unit sales in Europe for fiscal year 2012 decreased 2.0% from the previous fiscal year, to 198 thousand units, slightly better than the lackluster market as a whole. This result is attributable to strong sales of the newly-launched global strategic road sports CBR250R model and newly-launched scooter model Vision110.

*	Based on Honda research: this only includes the following 10 countries – the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand* for motorcycles in Asia during calendar year 2011 increased approximately 3%, to approximately 42.9 million units. Demand for motorcycles continued to expand despite the impact of the floods in Thailand, the introduction of interest rate hikes to control inflation and tightening of credit policies in certain countries in the region. Unit sales in India rose approximately 16%, to approximately 13.14 million units, while sales in Indonesia increased approximately 9%, to approximately 8.01 million units. Sales in Thailand rose approximately 4%, to approximately 1.92 million units, despite the effects of the flooding.

Under these circumstances, Honda’s consolidated unit sales in Asia for fiscal year 2012 rose 16.6%, to 6,001 thousand units. Sales rose on growth in sales of the Activa scooters and Shine motorcycles in India, and the AirBlade scooters and Wave Cub-type motorcycle models in Vietnam.

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

*	Based on Honda research: this only includes the following eight countries – Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

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

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales rose 20.2% over the previous fiscal year, to 2,031 thousand units. Strong sales of mainstay models in Brazil, including the CG150 Fan motorcycles and NXR150 Bros dual-sport motorcycles contributed to sales growth.

*	Source: ABRACICLO (the Brazilian association of motorcycle, moped, and bicycle manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 2,482 thousand units, decreased by 13.8% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in all regions by the Great East Japan Earthquake and the floods in Thailand.

Revenue from external customers decreased ¥988.1 billion, or 14.5%, to ¥5,805.9 billion from the previous fiscal year, due mainly to decreased consolidated unit sales and negative foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥702.7 billion, or 10.3%, compared to the decrease as reported of ¥988.1 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥979.5 billion, or 14.4%, to ¥5,822.7 billion from the previous fiscal year.

Operating costs and expenses decreased ¥637.8 billion, or 9.8%, to ¥5,899.9 billion from the previous fiscal year. Cost of sales decreased by ¥587.2 billion, or 11.5%, to ¥4,518.5 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales and positive foreign currency effects. Selling, general and administrative expenses decreased by ¥88.6 billion, or 8.5%, to ¥953.5 billion, due mainly to a decrease in selling expenses attributable to decreased product warranty expenses, decreased consolidated unit sales, and positive foreign currency effects. R&D expenses increased by ¥38.0 billion, or 9.7%, to ¥427.8 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating loss was ¥77.2 billion, a decrease of ¥341.7 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales, increased R&D expenses and negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

Proportion of retail unit sales by vehicle category:

	Fiscal year ended March 31,
	2011	2012
Passenger cars:	65%	62%
Accord, Brio, City, Civic, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, Insight, Inspire, Legend, Stream, Acura RL, Acura TL, Acura TSX, Everus S1

Light trucks:	31%	33%
Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, Acura MDX, Acura RDX, Acura ZDX

Mini vehicles:	4%	5%
Acty, Life, N Box, Vamos, Zest

Although there are various factors that affect the profitability of each vehicle category, sales price is an important factor in determining profitability. In general, the weighted average sales price in the light trucks category is higher relative to the total average sales price, while the weighted average sales price in the mini vehicles category, which is unique to the Japanese market, is relatively lower, although sales price vary from model to model.

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model.

For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 30% higher, our passenger cars category was approximately 10% lower and our mini vehicles category was approximately 30% lower than total weighted average contribution margin for the fiscal year ended March 31, 2012.

It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

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

Honda’s consolidated unit sales in Japan were almost on a par with the previous fiscal year at 580 thousand units*2. The impact of lower production due to the Great East Japan Earthquake and the floods in Thailand negated strong sales of new models such as the Fit Shuttle, the Fit Shuttle Hybrid, and the FREED Hybrid, as well as of the new N Box mini vehicle.

In production activities, Honda’s domestic unit production of automobiles declined 4.6% from the previous fiscal year, to 870 thousand units due to the impact of the Great East Japan Earthquake and the floods in Thailand.

*1:	Source: JAMA (as measured by the number of regular vehicle registrations (661cc or higher) and mini vehicles (660cc or lower))

*2:

Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in consolidated unit sales.

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

Honda de Mexico, S.A. de C.V., Honda’s consolidated subsidiary in Mexico, announced plans to build a new factory with an annual production capacity of approximately 200 thousand units in order to meet expected market expansion in the compact car segment. This move is expected to raise Honda’s annual automobile production capacity in North America to 1.87 million units by the first half of 2014

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

Honda’s consolidated unit sales in Asia outside Japan for fiscal year 2012 declined 41.6%, to 219 thousand units. The decline was a direct result of lower production due to the Great East Japan Earthquake and the floods in Thailand.

On the production front, Honda’s unit production decreased 23.1%, to around 834 thousand*3 units due to the impact of the floods in Thailand. In Asia, excluding China, production totaled 198 thousand units, while output in China was approximately 636 thousand units.

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

As a result, Honda and its affiliates’ annual production capacity of automobiles in China, including the annual production capacity of Honda Automobile (China) Co., Ltd., a factory focused on production for export, is scheduled to increase from 770 thousand units at present to 1,010 thousand units in 2014.

*1:	The total is based on Honda research and includes the following 10 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, Korea, India and Pakistan.

*2:	Source: China Association of Automobile Manufacturers

*3:	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

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

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales in fiscal year 2012 declined 24.1% from the previous fiscal year, to 202 thousand units. This was due to supply chain disruptions caused by the Great East Japan Earthquake and supply constraints caused by the floods in Thailand.

On the production front, Honda’s unit production in Brazil, one of the principal markets among the Other Regions, decreased 36.5%, to 80 thousand units from the previous fiscal year.

*	Source: ANFAVEA (Associaçao Nacional dos Fabricantes de Veiculos Automotores (the Brazilian automobile association, includes passenger cars and light commercial vehicles))

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,819 thousand units, increased by 5.6% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America and Asia.

Revenue from external customers decreased ¥15.5 billion, or 5.3%, to ¥277.1 billion from the previous fiscal year, due mainly to decreased sales of other business, negative foreign currency translation effects, which was partially offset by increased consolidated unit sales of power products. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥4.8 billion, or 1.7%, compared to the decrease as reported of ¥15.5 billion, which includes negative foreign currency translation effects. Revenue including intersegment sales decreased ¥18.0 billion, or 5.9%, to ¥289.7 billion from the previous fiscal year.

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

Japan

Honda’s consolidated unit sales for fiscal year 2012 increased 1.0% from the previous fiscal year, to 392 thousand units, due to higher sales of generators, snow blowers and certain other products, despite lower sales of general-purpose engines for OEM* use.

*	OEM (Original Equipment Manufacturer): refers to manufacturers of products and components sold under a third-party brand.

North America

Honda’s consolidated unit sales in fiscal year 2012 increased 11.0% from the previous fiscal year, to 2,314 thousand units. Although sales of lawn mowers and certain other products declined, increased sales of general-purpose engines to OEM manufacturers of pressure washers contributed to the increase.

Europe

Honda’s consolidated unit sales in fiscal year 2012 declined 4.5% from the previous fiscal year, to 1,121 thousand units due to decreased sales of general-purpose engines for OEM use. On a bright note, sales of completed products such as lawn mowers and other gardening equipment, as well as snow blowers were strong.

Asia

Honda’s consolidated unit sales in fiscal year 2012 increased 11.1% from the previous fiscal year, to 1,472 thousand units due to economic expansion and government support programs for farm households, which contributed to strong sales of engines for agricultural equipment and construction machinery, pumps, and brush cutters. This increase was realized despite decreased sales in Thailand due to the impact of the floods.

Other Regions

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales in fiscal year 2012 declined 3.2% from the previous fiscal year, to 520 thousand units, the result of lower sales of general-purpose engines for OEM use. This was mainly due to lower demand in Brazil. Sales of brush cutters and general-purpose engines for OEM use rose in Australia.

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

The changes in provisions for those product warranties and net sales and other operating revenue for each of the years in the three-year period ended March 31, 2013 are as follows:

	Yen (millions)
	2011	2012	2013
Provisions for product warranties
Balance at beginning of year	¥226,038	¥213,943	¥170,562
Warranty claims paid during the period	(82,080)	(82,547)	(64,942)
Liabilities accrued for warranties issued during the period	84,920	60,004	97,108
Changes in liabilities for pre-existing warranties during the period*	(3,550)	(17,697)	(8,583)
Foreign currency translation	(11,385)	(3,141)	13,888

Balance at end of year	¥213,943	¥170,562	¥208,033

Net sales and other operating revenue	¥8,936,867	¥7,948,095	¥9,877,947

*

Changes in liabilities for pre-existing warranties during the period for the fiscal year ended March 31, 2012, was ¥17.6 billion, due mainly to the change of the expected level of future warranty costs, including the expected number of units to be affected and estimated average repair cost per unit for product recalls.

Credit Losses

Our finance subsidiaries provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

Credit losses are an expected cost of extending credit. The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk can be affected by general economic conditions. Adverse changes such as a rise in unemployment rates can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collateral. Credit risk on dealer loans is affected primarily by the financial strength of the dealers within the portfolio. Exposure to credit risk is managed through purchasing standards, pricing of contracts for expected losses, focusing collection efforts to minimize losses, and ongoing reviews of the financial conditions of dealers.

The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables. Estimated losses on past due operating lease rental payments are also recognized with an allowance for credit losses. In the case of property on operating leases, estimated losses due to customer defaults are not recognized in the allowance for credit losses because a loss is realized upon the early disposition of property. Therefore we present these losses as impairment losses on property on operating leases. The allowance for credit losses and impairment losses on operating leases are based on evaluation of many factors, including our historical credit loss experience, the value of the underlying collateral, delinquency trends, and economic conditions.

Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases and are collectively evaluated for impairment. Our finance subsidiaries utilize various methodologies when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses. The methodologies and models used to estimate losses on operating leases are consistent with those used for consumer finance receivables.

Wholesale receivables are considered to be impaired and recognized in the allowance for credit losses when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the contract. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2013, the provision for fiscal 2013 and the allowance balance at the end of fiscal 2013 would have increased by approximately ¥3.2 billion and ¥1.9 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2013.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on finance receivables:

	Yen (billions)
For the year ended March 31, 2011	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥33.9	¥1.7	¥1.6	¥37.3
Adjustment resulting from the adoption of new accounting standards on variable interest entities	0.8	—	—	0.8
Adjusted balance at beginning of year	¥34.8	¥1.7	¥1.6	¥38.2
Provision	10.3	0.7	0.3	11.3
Charge-offs	(27.6)	(1.5)	(0.5)	(29.7)
Recoveries	11.1	0.5	0.0	11.7
Adjustments from foreign currency translation	(3.0)	(0.0)	(0.0)	(3.2)

Balance at end of year	¥25.5	¥1.4	¥1.4	¥28.4

Ending receivable balance	¥3,368.0	¥362.1	¥301.6	¥4,031.7
Average receivable balance, net	¥3,346.5	¥374.9	¥309.5	¥4,031.0
Net Charge-offs as a % of average receivable balance	0.49%	0.26%	0.15%	0.45%
Allowance as a % of ending receivable balance	0.76%	0.40%	0.47%	0.71%

	Yen (billions)
For the year ended March 31, 2012	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥25.5	¥1.4	¥1.4	¥28.4
Provision	10.3	0.3	0.0	10.8
Charge-offs	(21.1)	(0.7)	(0.0)	(21.9)
Recoveries	6.6	0.1	0.0	6.8
Adjustments from foreign currency translation	(0.9)	(0.0)	(0.0)	(1.0)

Balance at end of year	¥20.4	¥1.1	¥1.4	¥23.0

Ending receivable balance	¥3,328.1	¥380.3	¥301.3	¥4,009.8
Average receivable balance, net	¥3,233.1	¥366.1	¥243.7	¥3,843.0
Net Charge-offs as a % of average receivable balance	0.45%	0.16%	0.03%	0.39%
Allowance as a % of ending receivable balance	0.62%	0.30%	0.46%	0.57%

	Yen (billions)
For the year ended March 31, 2013	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥20.4	¥1.1	¥1.4	¥23.0
Provision	8.7	0.3	0.0	9.1
Charge-offs	(20.8)	(0.9)	(0.2)	(22.0)
Recoveries	8.1	0.1	0.0	8.2
Adjustments from foreign currency translation	1.1	0.0	0.0	1.3

Balance at end of year	¥17.6	¥0.7	¥1.2	¥19.7

Ending receivable balance	¥3,865.4	¥448.6	¥431.9	¥4,746.0
Average receivable balance, net	¥3,429.8	¥394.5	¥334.1	¥4,158.4
Net Charge-offs as a % of average receivable balance	0.37%	0.21%	0.08%	0.33%
Allowance as a % of ending receivable balance	0.46%	0.18%	0.30%	0.42%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (billions)
	2011	2012	2013
Provision for credit losses on past due rental payments	¥1.6	¥1.1	¥1.1
Impairment losses on operating leases due to early termination	¥0.8	¥1.5	¥4.7

Fiscal Year 2013 Compared with Fiscal Year 2012

The provision for credit losses on finance receivables decreased by ¥1.6 billion, or 15%, and net charge-offs decreased by ¥1.3 billion, or 9%. The decline in net charge-offs is due mainly to the improved credit quality of our North American portfolio. Impairment losses on operating leases due to early termination increased by ¥3.2 billion, or 213%. The increase was primarily attributable to the increase in the volume of operating lease assets in North America.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2013, were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumption constant, the total impact would be an increase in depreciation expense by approximately ¥3.8 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥0.2 billion, which would be recognized over the remaining lease terms. With the same prerequisites shown above, if future auction values in our North American direct financing lease portfolio were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.2 billion. And if future return rates were to increase by one percentage point from our present estimates, the total impact would be slight. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2013. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Fiscal Year 2013 Compared with Fiscal Year 2012

Losses on lease residual values on direct financing leases declined by ¥0.6 billion, or 47%. Incremental deprecation on operating leases increased by ¥6.7 billion, due mainly to declines in used vehicle prices in North America compared with fiscal year 2012 which showed near historical high.

No impairment losses as a result of declines in estimated residual values were recognized during fiscal year 2013.

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

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. Honda determines the expected long-term rate of return based on the investment policies. Honda considers the eligible investment assets under investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories. Our assumed discount rate and rate of salary increase as of March 31, 2013 were 1.5% and 2.2%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2013 was 3.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2013 were 4.5~4.7% and 2.5~4.1%, respectively, and our assumed expected long-term rate of return for fiscal 2013 was 6.2~7.7% for foreign plans.

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

Japanese Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-91.1/+102.6	+34.3/-44.2	-2.0/+2.6
Expected long-term rate of return	+0.5/-0.5	—	—	-4.0/+4.0

Foreign Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-62.1/+71.1	+36.6/-45.4	-5.5/+6.3
Expected long-term rate of return	+0.5/-0.5	—	—	-2.1/+2.1

*1	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2013.

*2	Funded status for fiscal 2013 is affected by March 31, 2013 assumptions.
Pension expense for fiscal 2013 is affected by March 31, 2012 assumptions.

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

Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2012 and 2013. The amount of the deferred tax assets considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors and our consolidated results of operation could be adversely affected.

New Accounting Pronouncements Not Yet Adopted

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income” and the presentation requirements for reclassifications out of accumulated other comprehensive income which were required by ASU 2011-05 “Presentation of Comprehensive Income” and deferred by ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05”. ASU 2013-02 requires the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the consolidated statements of income or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

This update is effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2012. This update impacts the presentation only and the adoption will have no effect on the Company’s consolidated financial position or results of operations. Management has not yet determined the method of presentation.

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

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥540.2 billion as of March 31, 2013. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper, corporate bonds, and intercompany loans. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥4,863.5 billion as of March 31, 2013.

Cash Flows

Fiscal Year 2013 Compared with Fiscal Year 2012

Consolidated cash and cash equivalents on March 31, 2013 decreased by ¥40.9 billion from March 31, 2012, to ¥1,206.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥800.7 billion of cash inflows. Cash inflows from operating activities increased by ¥39.2 billion compared with the previous fiscal year due mainly to an increase in cash received due to increased unit sales in Automobile business, which was partially offset by increased payments for parts and raw materials primarily caused by an increase in automobile production.

Net cash used in investing activities amounted to ¥1,069.7 billion of cash outflows. Cash outflows from investing activities increased by ¥396.6 billion compared with the previous fiscal year, due mainly to an increase in capital expenditure, acquisitions of finance subsidiaries-receivables and purchase of operating lease assets.

Net cash provided by financing activities amounted to ¥119.5 billion of cash inflows. Cash inflows from financing activities increased by ¥187.7 billion, compared with the previous fiscal year, due mainly to an increase in proceeds from debt, which was partially offset by an increase in dividends paid.

Fiscal Year 2012 Compared with Fiscal Year 2011

Consolidated cash and cash equivalents on March 31, 2012 decreased by ¥31.9 billion from March 31, 2011, to ¥1,247.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥761.5 billion of cash inflows. Cash inflows from operating activities decreased by ¥335.0 billion compared with the previous fiscal year due mainly to a decrease in cash received due to decreased unit sales in the Automobile business, which was partially offset by decreased payments for parts and raw materials primarily caused by a decrease in automobile production.

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

Net cash used in financing activities amounted to ¥68.2 billion of cash outflows. Cash outflows from financing activities decreased by ¥57.9 billion, compared with the previous fiscal year, due mainly to an increase in proceeds from debt and a decrease in purchases of treasury stock, which was partially offset by an increase in dividends paid.

Liquidity

The ¥1,206.1 billion in cash and cash equivalents at the end of the fiscal year 2013 corresponds to approximately 1.5 months of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,397.8 billion have committed lines of credit equivalent to ¥805.6 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2013.

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

Total consolidated R&D expenses for the fiscal year ended March 31, 2013 amounted to ¥560.2 billion.

Motorcycle Business

In the Motorcycle Business segment, Honda is aiming to deliver appealing products in a timely manner that offer outstanding environmental performance and that will enable customers to experience the joy of ownership. To this end, we prioritized initiatives designed to bolster product appeal refinement, strengthen cost competitiveness, quicken the pace of product and technology development, and respond to the demands of a low-carbon society.

Development, production and purchasing functions were integrated on the site of the Kumamoto Factory. The creation of a more collaborative set-up has supported progress in new model development, raising development efficiency, and in global procurement.

A major development during the year was the production and launch of middleweight motorbikes for the first time in Honda’s factory in Thailand. The global CBR500R, CB500F and CB500X models built in Thailand feature a newly developed parallel twin cylinder engine that improves handling at low and medium speeds while delivering sporty performance at higher speeds. In the U.S., Honda launched the CTX700N and CTX700 as the first models in the new-concept CTX series of cruisers developed around touring comfort. In Thailand, Honda introduced the MSX125, a new sports bike with a freshly individualistic design. Honda also launched the new CRF250L on/off-road model for an agile ride across a wide range of riding environments in Japan, North America and Europe.

In another significant R&D development, the Motorcycle Business unveiled the UNI-CUB personal mobility device. Featuring a proprietary balance control technology and an omni-directional driving wheel system, the compact UNI-CUB offers the same freedom of movement in all directions that a person enjoys while walking. Practical testing of the device began in June 2012.

R&D expenses in this segment in fiscal 2013 amounted to ¥66.4 billion.

In terms of major race results, Honda debuted the CRF450 Rally model based on the CRF450X road bike at the 2013 Dakar Rally, with the bike finishing among the top in this race traversing Peru, Argentina and Chile.

Automobile Business

In the Automobile Business segment, Honda’s aim is to become the premier manufacturer of interesting, cleverly designed cars that help customers experience the joy of driving. The policy is to develop “great products with speed, affordability and low CO2 emissions.”

Development, production and purchasing functions were integrated on the site of the Suzuka Factory. For transmissions, the same functions were integrated at the Hamamatsu Factory. The creation of a collaborative set-up promises to support the development of new vehicle models and next-generation transmissions, while also enabling steady progress in improving development efficiency and global procurement.

Among major R&D achievements, in Japan Honda launched two mini-vehicle models, the N Box +, whose versatile interior can accommodate a wide range of customer needs from daily routines to recreational activities and special needs care-giving; and the N-ONE, which provides stable driving performance, a quiet ride and excellent fuel economy even during highway driving. It is also the first mini-vehicle to feature the Emergency Stop Signal (ESS) system as standard equipment. Honda also released the Fit EV for lease sales in North America and Japan as an electric vehicle that realizes extremely high power economy. In the U.S. market, Honda released the Accord Plug-In Hybrid, a version of the Accord boasting the highest power economy rating of any plug-in hybrid on the U.S. market. In Europe, Honda launched the 5-door Civic hatchback with a newly developed 1.6 liter i-DTEC diesel engine that is the lightest in its class.

In other automobile-related R&D, Honda completed the development of a new continuously variable transmission (CVT) for mid-size vehicles to deliver improved performance and fuel economy. The new CVT delivers 5% better fuel economy than earlier CVT transmissions and 10% better than 5-speed automatic transmissions of the same class. In addition, development of a new catalytic converter cut the volume of rhodium by 50% and total precious metals by 22%, reducing the cost of catalytic converters by 37%. Honda also developed new technology for welding steel and aluminum for reducing structural weight by 25% and improving fuel economy, and applied it for the first time in the world to the front subframe of a mass-production vehicle. Separately, Honda developed a new technology joining steel and aluminum for reducing structural weight 17%, and in another world first applied it to the outer door panel of a mass-production vehicle.

R&D expenses in this segment in fiscal 2013 amounted to ¥464.0 billion.

Power Product and Other Businesses

The Power Products business policy is to proactively propose new and useful ideas that will bring joy to customers worldwide. Core R&D programs focus on (1) creating new technology for developed countries to take account of socioeconomic, lifestyle and energy use changes, (2) developing strategic products for emerging markets, (3) building a platform to expand overseas production, and (4) building and testing eco-friendly and self-contained household systems for generating and consuming energy.

Among key R&D developments, Honda has created an industry-first low-pressure liquefied propane gas (LPG) generator capable of operating reliably for long periods during a disaster or emergency. Demand for emergency power generators has risen in Japan since the power outages caused by the Great East Japan

Earthquake. The product operates on LPG, a long-storage fuel already used with other household equipment. These units are being furnished to LPG equipment suppliers. Honda has also developed a gas engine cogeneration unit for households designed for autonomous operation in power outages, provided that the supply of gas remains intact. Sales have begun in Japan via gas utilities. Elsewhere, Honda launched the Salad CG FFV300 gas-powered tiller, which runs on widely used household gas canisters. Honda also put the Miimo robotic lawn mower on sale in Europe as part of developing this new market. The product boasts low noise and automatic recharging capabilities.

In other R&D developments, a special test house in Saitama City was built with the Honda Smart Home System, a residential energy management system that integrates household gas and solar power with electromotive mobility. System testing is underway.

R&D expenses in this segment in fiscal 2013 amounted to ¥29.7 billion.

Fundamental Research

During fiscal 2013, Honda continued its fundamental research activities to develop technologies in a diverse range of fields that will support the products of the future.

Please note that expenses incurred in fundamental research are allocated among each business segment.

Patents and Licenses

At March 31, 2013, Honda owned more than 19,400 patents in Japan and more than 25,200 patents abroad. Honda also had applications pending for more than 10,800 patents in Japan and for more than 15,800 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

(Guarantee)

At March 31, 2013, we guaranteed ¥26.4 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥26.4 billion. As of March 31, 2013, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2013:

Contractual Obligations

	At March 31, 2013
	Yen (millions)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt	¥3,655,891	945,046	1,646,877	865,725	198,243
Operating leases	105,050	19,020	24,951	19,854	41,225
Purchase and other commitments*[1]	105,285	69,905	9,919	14,152	11,309
Interest payments*2	183,261	75,619	78,426	26,676	2,540
Contributions to defined benefit pension plans*3	94,944	94,944	—	—	—

Total	¥4,144,431	1,204,534	1,760,173	926,407	253,317

*[1]	Honda had commitments for purchases of property, plant and equipment at March 31, 2013.

*2	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2013.

*3	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥39,151 million is not represented in the table above.

At March 31, 2013, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

Under the Company Law, the Corporate Auditors of the Company have the duty to audit the Director’s execution of their duties. Corporate Auditors are not required to be certified public accountants, and may not at the same time be Directors or employees of the Company or any of its subsidiaries. They are required to attend at meetings of the Board of Directors but are not entitled to vote. Corporate Auditors of the Company form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom has never served as a director, accounting councilor, operating officer, manager or employee of the Company or any of its subsidiaries. Corporate Auditors are required to elect from among themselves at least one Full-time Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of investigation by Corporate Auditors of the status of the corporate affairs and assets of the Company and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants as accounting auditor. Such independent certified public accountants have as their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by the Representative Director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified Corporate Auditor and the specified Director in charge.

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Fumihiko Ike (May 26, 1952)

Chairman and Representative Director of the Company,

appointed in April 2013 (presently held)

Chief Operating Officer for IT Operations,

appointed in April 2012

Responsible for Government & Industrial Affairs,

appointed in April 2012

Senior Managing Officer and Director of the Company,

appointed in April 2011

Chief Operating Officer for Business Management Operations,

appointed in April 2011

Risk Management Officer,

appointed in April 2011

General Supervisor, Information Systems,

appointed in April 2011

Chief Operating Officer for Regional Operations,

(Asia & Oceania),

appointed in April 2008

President and Director of Asian Honda Motor Co., Ltd.,

appointed in April 2008

Managing Director of the Company,

appointed in June 2007

Chief Operating Officer for Business Management Operations,

appointed in April 2006

Director of the Company,

appointed in June 2003

Chief Operating Officer for Power Product Operations,

appointed in April 2003

Joined Honda in February 1982

		*3	27,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito (August 29, 1953)

President, Chief Executive Officer and

Representative Director of the Company,

appointed in April 2011 (presently held)

Chief Operating Officer for Automobile Operations,

appointed in April 2011

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

Executive Vice President of Honda R&D Americas, Inc.,

appointed in April 1998

Joined Honda in April 1978

		*3	26,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Tetsuo Iwamura (May 30, 1951)

Chief Operating Officer for Automobile Operations,

appointed in April 2013 (presently held)

Risk Management Officer,

appointed in April 2013 (presently held)

Executive Vice President, Executive Officer and

Representative Director of the Company,

appointed in June 2012 (presently held)

Executive Vice President and Executive Officer,

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

President and Chief Executive Officer of

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

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		*3	26,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Takashi Yamamoto (January 12, 1953)

Head of Automobile Production for Automobile Operations,

appointed in April 2013 (presently held)

Chief Production Officer,

appointed in April 2013 (presently held)

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

General Manager of Automobile Purchasing Division 1 for Purchasing Operations,

appointed in April 2000

Joined Honda in April 1977

		*3	18,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshiharu Yamamoto (March 19, 1953)

Chief Operating Officer for IT Operations,

appointed in April 2013 (presently held)

Senior Managing Officer and Director of the Company,

appointed in April 2012 (presently held)

Managing Officer and Director of the Company,

appointed in June 2011

Managing Officer of the Company,

appointed in April 2011

President Chief Executive Officer and Representative Director of

Honda R&D Co., Ltd.,

appointed in April 2011 (presently held)

Executive Vice President and Director of Honda R&D Co., Ltd.,

appointed in June 2010

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 2007

Managing Director of Honda R&D Co., Ltd.,

appointed in June 2005

Joined Honda in April 1973

		*3	18,400

Masahiro Yoshida (March 5, 1957)

Managing Officer and Director of the Company,

appointed in April 2013 (presently held)

Compliance Officer,

appointed in April 2012 (presently held)

Operating Officer and Director of the Company,

appointed in April 2011

Director of the Company,

appointed in June 2010

Chief Operating Officer for Business Support Operations,

appointed in April 2010 (presently held)

General Manager of Hamamatsu Factory of Production Operations,

appointed in April 2008

Operating Officer of the Company,

appointed in June 2007

Responsible for Human Resources and Associate Relations, appointed in April 2007

(also General Manager of Human Resources Division for Business Support Operations as of April 2006)

Joined Honda in April 1979

		*3	22,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kensaku Hogen (August 2, 1941)	Director of the Company, appointed in June 2005 (presently held) Ambassador to Canada, appointed in April 2001	*3	2,500

Nobuo Kuroyanagi (December 18, 1941)	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), appointed in April 2012 (presently held) Director of Mitsubishi UFJ Financial Group, Inc. (MUFG), appointed in April 2010 Director of the Company, appointed in June 2009 (presently held) Chairman of BTMU, appointed in April 2008 President and CEO of MUFG, appointed in October 2005	*3	1,900

Takeo Fukui (November 28, 1944)

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

Managing Director of Honda R&D Co., Ltd.,

appointed in May 1987

Joined Honda in April 1969

		*3	45,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yuji Shiga (October 7, 1958)	Operating Officer and Director of the Company, appointed in June 2012 (presently held) Chief Operating Officer for Power Product Operations, appointed in April 2012 (presently held) Operating Officer of the Company, appointed in April 2011 Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations, appointed in April 2011 General Manager of Operation Office No. 2 in Regional Operations (Asia & Oceania), appointed in April 2010 General Manager of Operation Office No. 1 in Regional Operations (North America), appointed in April 2009 Joined Honda in April 1982	*3	10,400

Kohei Takeuchi (February 10, 1960)	Operating Officer and Director of the Company, appointed in June 2013 (presently held) Chief Operating Officer for Business Management Operations, appointed in April 2013 (presently held) Operating Officer of the Company, appointed in April 2011 General Manager of Accounting Division for Business Management Operations, appointed in April 2010 Joined Honda in April 1982	*3	10,200

Shinji Aoyama (December 25, 1963)	Operating Officer and Director of the Company, appointed in June 2013 (presently held) Chief Operating Officer for Motorcycle Operations, appointed in April 2013 (presently held) Operating Officer of the Company, appointed in April 2012 General Manager of Motorcycle Business Planning Office for Motorcycle Operations, appointed in April 2011 Joined Honda in April 1986	*3	6,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Noriya Kaihara (August 4, 1961)	Operating Officer and Director of the Company, appointed in June 2013 (presently held) Operating Officer of the Company, appointed in April 2013 Chief Quality Officer, appointed in April 2013 (presently held) General Manager of Automobile Quality Assurance Division, appointed in April 2012 General Manager of Parts Sales and Service Division for Customer Service Operations, appointed in April 2010 Joined Honda in April 1984	*3	3,000

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

General Manager of Automobile Purchasing Division 1 for Purchasing Operations,

appointed in April 2002

Joined Honda in April 1977

		*5	24,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunio Endo (August 23, 1957)	Corporate Auditor of the Company (full-time), appointed in June 2013 (presently held) President and Director of American Honda Finance Corp., appointed in November 2010 President and Director of Honda Canada Finance Inc., appointed in November 2010 General Manager of Accounting Division for Business Management Operations, appointed in April 2007 General Manager of Finance Division for Business Management Operations, appointed in April 2006 Joined Honda in April 1981	*6	4,000

Hirotake Abe (November 13, 1944)	Corporate Auditor of the Company, appointed in June 2011 (presently held) Established the Certified Public Accountant Hirotake Abe Office in January 2010 (presently held) Senior Adviser of Deloitte Touche Tohmatsu (presently, Deloitte Touche Tohmatsu LLC) in June 2007 Executive Member of Deloitte Touche Tohmatsu Limited in June 2004 Registered as certified public accountant in March 1974	*4	800

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

Managing Director of Tokio Marine and Fire Insurance Co., Ltd.

(presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.),

appointed in June 2002

		*4	800

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Hiwatari (August 4, 1945)	Corporate Auditor of the Company, appointed in June 2012 (presently held) Registered with the Daiichi Tokyo Bar Association in September 2010 Advisor Attorney of TMI Associates appointed in September 2010 (presently held) Retired from office in June 2010 Prosecutor General appointed in July 2008	*5	300

*1.	Directors Mr. Kensaku Hogen and Mr. Nobuo Kuroyanagi are outside directors.

*2.	Corporate Auditors Mr. Hirotake Abe, Mr. Tomochika Iwashita and Mr. Toshiaki Hiwatari are outside corporate auditors.

*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2013.

*4.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2011.

*5.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 21, 2012.

*6.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2013.

*7.	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Senior Managing Officers, Managing Officers and Operating Officers (excluding officers who also hold the position of Director) under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Senior Managing Officers

Hidenobu Iwata	Representative of Automobile Development, Purchasing and Production (North America)

President and CEO of Honda North America Services, LLC

President and Director of Honda of America Mfg., Inc.

Sho Minekawa	Chief Operating Officer for Regional Sales Operations (Japan)

Chief Officer of Honda Driving Safety Promotion Center

Managing Officers

Manabu Nishimae	Chief Operating Officer for Regional Operations (Europe, CIS, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Koichi Fukuo	Executive in Charge of Business Unit No. 1 for Automobile Operations

Executive in Charge of Drivetrains for Automobile Operations

Hiroshi Kobayashi	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

President and Director of Honda Automobile (Thailand) Co., Ltd.

Toshihiko Nonaka	Executive in Charge of Product and Brand Strategy for Automobile Operations

Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd.

Takuji Yamada	Executive Vice President and Director (COO) of American Honda Motor Co., Inc.

Masahiro Takedagawa	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Yoshiyuki Matsumoto	Representative of Development, Purchasing and Production (Asia and Oceania)

Executive Vice President of Asian Honda Motor Co., Ltd.

President and CEO of Honda Motor India Private Ltd.

Ko Katayama	Executive in Charge of Production Strategy for Automobile Operations

Head of Supply Chain Management Supervisory Unit in Automobile Production for Automobile Operations

Katsushi Watanabe	Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Chitoshi Yokota	Executive Vice President and Director of Honda North America Services, LLC

Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officers

Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Toshiaki Mikoshiba	President of Guangqi Honda Automobile Co., Ltd.

Yoshi Yamane	Representative of Automobile Development, Purchasing and Production (Japan)

General Manager of Suzuka Factory in Automobile Production for Automobile Operations

Takashi Sekiguchi	Executive in Charge of Business Unit No.2 for Automobile Operations

Takahiro Hachigo	Representative of Development, Purchasing and Production (China)

Vice President of Honda Motor (China) Investment Co., Ltd.

Hiroshi Sasamoto	President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Soichiro Takizawa	Representative of Development, Purchasing and Production (Europe, CIS, the Middle & Near East and Africa)

Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Managing Officer of Honda R&D Co., Ltd.

President and Director of Honda R&D Europe (U.K.) Ltd.

Naoto Matsui	Chief Operating Officer for Purchasing Operations

Head of Purchasing Supervisory Unit in Automobile Production for Automobile Operations

Mitsugu Matsukawa	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations

There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation

Directors and Corporate Auditors receive remuneration, the aggregate maximum amount of which is approved at the annual general meeting of shareholders. The amounts of the remuneration approved to pay to Directors and Corporate Auditors are allocated among them at meeting of the Board of Directors and Corporate Auditors. Also, Directors receive bonuses, the aggregate amount of which is approved at the annual general meeting of shareholders. The amounts of the bonuses approved to pay to Directors are allocated among them at meeting of the Board of Directors. It is based on the Company’s performance for each fiscal year, Director’s bonuses in the past and other factors. All the Directors and Corporate Auditors contribute a portion of their remuneration to the officer shareholders’ association, purchase shares of the Company’s Common Stock and keep holding those shares during their services.

The total amount of remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2013 was ¥842 million. This amount includes remuneration paid to three Directors and two Corporate Auditors who retired during the fiscal year. The amount of remuneration paid to the Directors includes amount of wages paid to those Directors who were also Directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s Directors during the fiscal year ended March 31, 2013 was ¥155 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2013 are as follows:

	Yen (millions)
	Directors excluding outside Directors		Outside Directors		Corporate Auditors excluding outside Corporate Auditors		Outside Corporate Auditors		Total
	number	amount	number	amount	number	amount	number	amount	number	amount
Remuneration	13	¥635	2	¥23	3	¥135	4	¥47	22	¥842
Bonus	10	150	2	4	—	—	—	—	12	155

Total		¥786		¥28		¥135		¥47		¥998

The amount of remuneration paid to Takanobu Ito during the fiscal year ended March 31, 2013 was ¥102 million. The amount of bonus for Takanobu Ito accrued for the fiscal year ended March 31, 2013 was ¥43 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2013, 2012 and 2011.

As of March 31, 2013

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
190,338	40,430	138,443	2,157	9,308

At March 31, 2013, Honda had 190,338 full-time employees, including 123,726 local nationals employed in its overseas operations.

As of March 31, 2012

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
187,094	39,954	134,357	2,145	10,638

At March 31, 2012, Honda had 187,094 full-time employees, including 118,923 local nationals employed in its overseas operations.

As of March 31, 2011

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
179,060	35,454	130,900	2,145	10,561

At March 31, 2011, Honda had 179,060 full-time employees, including 109,400 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU at March 31, 2013.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2011, 2012 and 2013 were 1.8%, 1.8% and 1.7%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its officers, Directors and Corporate Auditors as a group as of June 19, 2013 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	249,700 shares	0.014%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2013, the Association owned 5,564,108 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2013, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,297,290 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2013:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account)	126,568	6.99%

According to a statement on Schedule 13G (Amendment No. 9) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 13, 2013, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2012, 110,511,496 shares, or 6.1% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2013 were 1,811,428,430 shares of Common Stock, of which 50,168,219 shares represented by ADSs and 304,001,357 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 261 at March 31, 2013.

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

During the fiscal year ended March 31, 2013, Honda had sales of ¥636.2 billion and purchases of ¥789.2 billion with equity affiliates accounted under the equity method. As of March 31, 2013, Honda had receivables of ¥160.4 billion from affiliated companies, and had payables of ¥97.9 billion to affiliated companies.

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

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital structure policy. The present goal is to maintain a shareholders’ return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company determined year-end dividends of ¥19 per share for the year ended March 31, 2013. As a result, total dividends for the year ended March 31, 2013, together with the first quarter dividends of ¥19, the second quarter dividends of ¥19 and the third quarter dividends of ¥19, were ¥76 per share, an increase of ¥16 from the annual dividends paid for the year ended March 31, 2012.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2013)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 31, 2012	October 29, 2012	January 31, 2013	June 19, 2013
Dividend per Share of Common Stock (yen)	19.00	19.00	19.00	19.00
Total Amount of Dividends (millions of yen)	34,243	34,243	34,243	34,243

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have been listed on the Tokyo Stock Exchange (TSE) since 1957 and as of March 31, 2013, Honda’s shares were traded on two stock exchanges in Japan.

Since February 11, 1977, American Depositary Shares (each representing one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In addition, European Shares (each representing ten shares of Common Stock and evidenced by European Depositary Receipts (EDRs)) have been traded in bearer form on the over-the-counter markets in several European countries since 1963. In June 1981, the shares of Common Stock were admitted to the official list of the London Stock Exchange. In May 1983, the Company listed its shares on the stock exchanges in Zurich, Geneva and Basel in the form of Swiss Bearer Depositary Receipts. In June 1985, the shares of Common Stock were admitted to trading on the Paris Stock Exchange. As for the stock exchanges in Switzerland, the floor exchanges in Zurich, Basel and Geneva were consolidated to form a single national bourse—the Swiss Exchange, in 1995. The Paris Stock Exchange was merged with the exchanges in Amsterdam and Brussels and created Euronext in September 2000. The Company delisted itself from Euronext Paris and SWX Swiss Exchange and terminated European Depositary Receipts during fiscal year 2008. The Company delisted the share from the London Stock Exchange during fiscal year 2013.

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2013 was approximately 125,281,792 shares of Common Stock on the TSE and approximately 13,703,792 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2009	¥3,910	¥1,643	$36.40	$17.35
2010	3,410	2,300	37.23	24.83
2011	3,745	2,470	44.54	28.33

2012
1st quarter	¥3,255	¥2,843	$39.59	$33.76
2nd quarter	3,295	2,227	41.23	28.90
3rd quarter	2,511	2,127	32.65	27.52
4th quarter	3,300	2,393	39.35	31.11

2013
1st quarter	¥3,250	¥2,354	$38.96	$30.30
2nd quarter	2,799	2,339	34.81	28.50
3rd quarter	3,185	2,294	37.00	29.26
4th quarter	3,830	3,100	40.00	36.18

CY 2012
Dec	¥3,185	¥2,675	$37.00	$32.55

CY 2013
Jan	¥3,510	¥3,100	$38.75	$36.18
Feb	3,620	3,330	38.66	36.28
Mar	3,830	3,425	40.00	37.14
Apr	4,060	3,350	41.03	36.37
May	4,405	3,800	42.13	38.32

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

•	Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

•	Electricity generation and supply and sale of electricity.

•	Manufacture, sale and licensing of equipment, parts and supplies and all other relevant business activities and investments relating to each of the foregoing items.

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

The shares generally trade ex-dividend or ex-rights on the Japanese financial instruments exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto).

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

Reports to Shareholders

Honda currently furnishes shareholders with notices of shareholders’ meetings, business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved such way of furnishing notices. Pursuant to its articles of incorporation, upon convening a general meeting of shareholders, Honda may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet. Further, pursuant to its articles of incorporation, Honda’s public notices to shareholders shall be given in Japanese by way of electronic public notice; provided, however, that if any public notice is unable to be given by electronic method due to any accident or for any other unavoidable reason, such public notice shall be given by publication in the Nihon Keizai Shimbun, a Japanese newspaper of general circulation.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is (a) 20.42% for dividends to be paid on or before December 31, 2037, and (b) 20% for dividends to be paid thereafter. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 7.147% for dividends to be paid on or before December 31, 2013, (ii) 15.315% for dividends to be paid from and including January 1, 2014 to and including December 31, 2037, and (iii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% or 10% for portfolio investors (15% under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden, and 10% under the income tax treaties with, among others, Australia, France, the Netherlands, Switzerland, the United Kingdom, and the United States).

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

Dividends paid to a noncorporate U.S. holder that constitute qualified dividend income will be taxable to such holder at the preferential rates applicable to long term capital gains provided that the noncorporate U.S. holder holds the shares or ADSs with respect to which the dividends are paid for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the U.S.-Japan Tax Treaty and paid over to Japan will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the U.S.-Japan Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s United States federal income tax liability.

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

The tables below provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2012 and 2013. For forward exchange contracts and currency options, the table presents the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities within one year.

Foreign Exchange Risk

	2012			2013
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contracts	Contract amount	Fair value		Contract amount	Fair value
To sell US$	¥301,538	(10,554)	79.47	¥390,548	(33,197)	85.72
To sell EUR	18,895	(1,023)	103.83	14,751	(2,311)	99.80
To sell CA$	63	(1)	81.09	13	375	92.10
To sell GBP	4,047	(19)	130.69	6,230	17	143.55
To sell other foreign currencies	87,342	(6,040)	various	108,215	(14,318)	various
To buy US$	5,674	34	81.20	3,441	4	93.92
To buy other foreign currencies	4,346	109	various	7,656	100	various
Cross-currencies	201,744	588	various	216,905	1,441	various

Total	¥623,649	(16,906)		¥747,759	(47,889)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option Contracts	Contract amount	Fair value		Contract amount	Fair value
Option purchased to sell US$	¥27,216	—	various	¥2,020	33	various
Option written to sell US$	51,874	(2,148)	various	2,019	(9)	various
Option purchased to sell other foreign currencies	—	—	—	53	1	various
Option written to sell other foreign currencies	—	—	—	53	—	various

Total	¥79,090	(2,148)		¥4,145	25

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2012 and 2013. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2012		2013
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥73,920	*	¥106,735	26,777	18,899	16,657	15,116	13,794	15,492	*	3.90%
Other	306,419	*	341,937	93,446	91,386	86,075	62,807	8,214	9	*	2.22%

Total—Direct financing leases	¥380,339	*	¥448,672	120,223	110,285	102,732	77,923	22,008	15,501	*

Other finance subsidiaries-receivables
JP¥	¥525,494	521,726	¥542,165	166,889	123,447	101,285	79,878	51,356	19,310	544,441	3.90%
US$	2,541,603	2,574,794	3,025,075	1,119,666	718,304	571,747	382,177	178,190	54,991	3,059,686	3.53%
Other	562,365	557,330	730,185	323,080	175,169	117,710	68,189	30,528	15,509	722,206	6.98%

Total—Other finance subsidiaries-receivables	¥3,629,462	3,653,850	¥4,297,425	1,609,635	1,016,920	790,742	530,244	260,074	89,810	4,326,333

Total**	¥4,009,801		¥4,746,097

* :	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.

** :

The finance subsidiaries-receivables include finance subsidiaries-receivables contained in trade accounts and notes receivable and other assets in the consolidated balance sheets. Additional detailed information is described in note (3) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)

	2012		2013
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Japanese yen bonds	¥330,000	331,770	¥340,000	40,000	30,000	60,000	80,000	95,000	35,000	342,627	0.61%
Japanese yen medium-term notes (Fixed rate)	67,740	68,266	42,923	6,489	5,989	27,450	—	—	2,995	43,445	0.93%
Japanese yen medium-term notes (Floating rate)	63,574	63,655	5,490	3,494	—	1,996	—	—	—	5,488	0.38%
U.S. dollar medium-term notes (Fixed rate)	692,185	732,402	942,086	160,135	201,341	187,293	117,059	117,059	159,199	994,988	3.02%
U.S. dollar medium-term notes (Floating rate)	155,535	156,450	235,427	15,077	159,198	48,509	3,278	9,365	—	237,547	0.72%
Asset backed notes	511,384	515,790	681,020	344,667	225,063	111,290	—	—	—	684,741	0.89%
Loans and others—primarily fixed rate	1,325,978	1,343,180	1,408,945	375,184	346,113	242,635	336,054	107,910	1,049	1,419,185	2.49%

Total	¥3,146,396	3,211,513	¥3,655,891	945,046	967,704	679,173	536,391	329,334	198,243	3,728,021

Interest Rate Swaps

		2012		2013
		Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
					Expected maturity date
Notional principal currency	Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
JP¥	Float/Fix	¥300	(7)	¥—	—	—	—	—	—	—	—	—	—
US$	Float/Fix	2,465,885	(14,818)	2,424,360	426,859	788,240	769,519	359,611	80,131	—	(11,508)	0.29%	0.86%
	Fix/Float	736,422	27,384	993,168	207,849	202,208	188,100	117,563	117,563	159,885	30,934	3.08%	1.45%
	Float/Float	12,329	(3)	—	—	—	—	—	—	—	—	—	—
CA$	Float/Fix	448,897	(3,679)	493,374	75,137	89,280	73,611	119,434	96,361	39,551	(2,743)	1.29%	1.84%
	Fix/Float	123,446	2,929	120,174	83,197	—	—	—	36,977	—	924	4.44%	2.85%
GBP	Float/Fix	31,456	(59)	32,213	15,750	12,884	3,579	—	—	—	(94)	0.52%	0.90%
Other	Float/Fix	4,904	(12)	—	—	—	—	—	—	—	—	—	—

Total		¥3,823,639	11,735	¥4,063,289	808,792	1,092,612	1,034,809	596,608	331,032	199,436	17,513

Currency & Interest Rate Swaps

			2012		2013
Receiving side currency	Paying side currency	Receive/Pay	Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
						Expected maturity date						Fair value
			Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter
JP¥	US$	Fix/Float	¥57,585	10,773	¥46,029	5,754	6,263	31,369	—	—	2,643	(2,704)	0.93%	0.97%
		Float/Float	46,563	17,045	5,383	3,254	—	2,129	—	—	—	88	0.38%	0.82%
Other	Other	Fix/Float	309,357	(7,023)	253,922	112,066	141,856	—	—	—	—	(20,306)	4.98%	2.05%
		Float/Float	19,033	961	—	—	—	—	—	—	—	—	—	—
		Float/Fix	17,555	44	31,920	1,920	17,200	12,800	—	—	—	(1,610)	1.18%	3.13%

Total			¥450,093	21,800	¥337,254	122,994	165,319	46,298	—	—	2,643	(24,532)

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in equity section of the consolidated balance sheets. At March 31, 2012 and 2013, the estimated fair values of marketable equity securities were ¥100.8 billion and ¥117.1 billion, respectively.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our Chief Financial Officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2013. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2013 based on the criteria established in “Internal Control-Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2013.

The Company’s independent registered public accounting firm, KPMG AZSA LLC has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Corporate Auditors has determined that Mr. Kunio Endo and Mr. Hirotake Abe are qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Endo and Mr. Abe were elected as one of Honda’s Corporate Auditors at the general meeting of shareholders held on June 19, 2013 and June 23, 2011, respectively. See Item 6.A. for additional information regarding them. They meet the independence requirements imposed on Corporate Auditors under the Company Law of Japan. See Item 6.C. for an explanation of such independence requirements.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2013, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International, a Swiss Cooperative, to Honda in fiscal year 2012 and 2013:

	Yen (millions)
	2012	2013
Audit Fees	¥2,301	¥2,486
Audit-Related Fees	45	59
All Other Fees	1	16

Total	¥2,347	¥2,561

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

Pre-approval policies and procedures of the Board of Corporate Auditors

Under applicable SEC rules, our Board of Corporate Auditors must pre-approve audit services, audit-related services, tax services and other services to be provided by the principal accountant to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of these services.

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

All services to be provided to us by the principal accountant and its affiliates which are not specifically set forth in this list must be specifically pre-approved by our Board of Corporate Auditors.

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

•

The Board of Corporate Auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between our management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its independent registered public accounting firm that audits its consolidated financial statements included in its annual reports on Form 20-F.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2013. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2012	94	¥3,092	—	—
May 1 to May 31, 2012	40	¥2,775	—	—
June 1 to June 30, 2012	190	¥2,562	—	—
July 1 to July 31, 2012	319	¥2,570	—	—
August 1 to August 31, 2012	100	¥2,520	—	—
September 1 to September 30, 2012	142	¥2,632	—	—
October 1 to October 31, 2012	189	¥2,417	—	—
November 1 to November 30, 2012	212	¥2,575	—	—
December 1 to December 31, 2012	126	¥2,732	—	—
January 1 to January 31, 2013	148	¥3,279	—	—
February 1 to February 28, 2013	420	¥3,497	—	—
March 1 to March 31, 2013	714	¥3,573	—	—

Total	2,694	¥3,039	—

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

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Honda relies on an exemption under that rule which is available to foreign private issuers with Board of Corporate Auditors meeting certain criteria.

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

PART III

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

March 31, 2013

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

As further described in Note 1(k) to the consolidated financial statements, the Company changed its method of accounting for calculating depreciation of certain property, plant and equipment beginning April 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 25, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 25, 2013

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and 2013

	Yen (millions)
	2012	2013
Assets
Current assets:
Cash and cash equivalents	¥1,247,113	¥1,206,128
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,293 million in 2012 and ¥7,885 million in 2013 (notes 3, 9 and 20)	812,155	1,005,981
Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	1,081,721	1,243,002
Inventories (notes 5 and 9)	1,035,779	1,215,421
Deferred income taxes (note 11)	188,755	234,075
Other current assets (notes 4, 7, 9 and 17)	373,563	418,446

Total current assets	4,739,086	5,323,053

Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	2,364,393	2,788,135

Investments and advances:
Investments in and advances to affiliates (note 6)	434,744	459,110
Other, including marketable equity securities (notes 4 and 7)	188,863	209,680

Total investments and advances	623,607	668,790

Property on operating leases (note 8):
Vehicles	1,773,375	2,243,424
Less accumulated depreciation	300,618	400,292

Net property on operating leases	1,472,757	1,843,132

Property, plant and equipment, at cost (note 9):
Land	488,265	515,661
Buildings	1,492,823	1,686,638
Machinery and equipment	3,300,727	3,832,090
Construction in progress	191,107	288,073

	5,472,922	6,322,462
Less accumulated depreciation and amortization	3,499,464	3,922,932

Net property, plant and equipment	1,973,458	2,399,530

Other assets, net of allowance for doubtful accounts of ¥23,036 million in 2012 and ¥22,754 million in 2013 (notes 1(w), 3, 4, 9, 11, 13, 17 and 20)	614,298	612,717

Total assets	¥11,787,599	¥13,635,357

Liabilities and Equity
Current liabilities:
Short-term debt (notes 4 and 9)	¥964,848	¥1,238,297
Current portion of long-term debt (notes 4 and 9)	911,395	945,046
Trade payables:
Notes	26,499	31,354
Accounts	942,444	956,660
Accrued expenses (note 13)	489,110	593,570
Income taxes payable (note 11)	24,099	48,454
Other current liabilities (notes 9, 11 and 17)	221,364	283,304

Total current liabilities	3,579,759	4,096,685

Long-term debt, excluding current portion (notes 4 and 9)	2,235,001	2,710,845
Other liabilities (notes 1(w), 4, 10, 11 and 13)	1,454,937	1,630,085

Total liabilities	7,269,697	8,437,615

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares	86,067	86,067
Capital surplus	172,529	171,117
Legal reserves (note 12)	47,184	47,583
Retained earnings (notes 1(w) and 12)	5,758,641	5,995,626
Accumulated other comprehensive income (loss), net (notes 7, 11, 13, 15 and 17)	(1,646,078)	(1,236,792)
Treasury stock, at cost 9,128,871 shares in 2012 and 9,131,140 shares in 2013	(26,117)	(26,124)

Total Honda Motor Co., Ltd. shareholders’ equity	4,392,226	5,037,477

Noncontrolling interests	125,676	160,265

Total equity	4,517,902	5,197,742

Commitments and contingent liabilities (notes 18 and 19)
Total liabilities and equity	¥11,787,599	¥13,635,357

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2011, 2012 and 2013

	Yen (millions)
	2011	2012	2013
Net sales and other operating revenue (notes 2 and 6)	¥8,936,867	¥7,948,095	¥9,877,947

Operating costs and expenses:
Cost of sales (notes 1(k), 1(u), 1(v) and 2)	6,496,841	5,919,633	7,345,162
Selling, general and administrative (notes 1(k), 1(u) and 1(v))	1,382,660	1,277,280	1,427,705
Research and development (note 1(k))	487,591	519,818	560,270

	8,367,092	7,716,731	9,333,137

Operating income	569,775	231,364	544,810

Other income (expenses):
Interest income	23,577	33,461	25,742
Interest expense	(8,474)	(10,378)	(12,157)
Other, net (notes 1(p), 6, 7 and 17)	45,670	2,956	(69,504)

	60,773	26,039	(55,919)

Income before income taxes and equity in income of affiliates	630,548	257,403	488,891

Income tax expense (note 11):
Current	76,647	86,074	125,724
Deferred	130,180	49,661	53,252

	206,827	135,735	178,976

Income before equity in income of affiliates	423,721	121,668	309,915

Equity in income of affiliates (note 6)	139,756	100,406	82,723

Net income	563,477	222,074	392,638

Less: Net income attributable to noncontrolling interests	29,389	10,592	25,489

Net income attributable to Honda Motor Co., Ltd.	¥534,088	¥211,482	¥367,149

	Yen
	2011	2012	2013
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 1(o))	¥295.67	¥117.34	¥203.71

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2011, 2012 and 2013

	Yen (millions)
	2011	2012	2013
Net income	¥563,477	¥222,074	¥392,638

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(297,541)	(118,135)	430,812
Unrealized gains (losses) on available-for-sale securities, net	548	5,812	7,984
Unrealized gains (losses) on derivative instruments, net	168	(29)	(52)
Pension and other postretirement benefits adjustments	2,543	(39,653)	(15,297)

Other comprehensive income (loss), net of tax (note 15)	(294,282)	(152,005)	423,447

Comprehensive income (loss)	269,195	70,069	816,085
Less: Comprehensive income attributable to noncontrolling interests	22,325	9,285	39,650

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥246,870	¥60,784	¥776,435

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2011, 2012 and 2013

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings (note 1(w))	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	¥86,067	¥172,529	¥45,463	¥5,294,085	¥(1,208,162)	¥(71,730)	¥4,318,252	¥127,790	¥4,446,042

Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax				1,432			1,432		1,432

Adjusted balance at April 1, 2010	¥86,067	¥172,529	¥45,463	¥5,295,517	¥(1,208,162)	¥(71,730)	¥4,319,684	¥127,790	¥4,447,474

Transfer to legal reserves			867	(867)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(92,170)			(92,170)		(92,170)
Dividends paid to noncontrolling interests								(16,232)	(16,232)
Capital transactions and others								(946)	(946)
Comprehensive income (loss):
Net income				534,088			534,088	29,389	563,477
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					(290,745)		(290,745)	(6,796)	(297,541)
Unrealized gains (losses) on available-for-sale securities, net					575		575	(27)	548
Unrealized gains (losses) on derivative instruments, net					168		168		168
Pension and other postretirement benefits adjustments					2,784		2,784	(241)	2,543

Total comprehensive income (loss)							246,870	22,325	269,195

Purchase of treasury stock						(34,800)	(34,800)		(34,800)
Reissuance of treasury stock						3	3		3
Retirement of treasury stock				(80,417)		80,417	—		—

Balance at March 31, 2011	¥86,067	¥172,529	¥46,330	¥5,656,151	¥(1,495,380)	¥(26,110)	¥4,439,587	¥132,937	¥4,572,524

Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)
Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					(116,812)		(116,812)	(1,323)	(118,135)
Unrealized gains (losses) on available-for-sale securities, net					5,899		5,899	(87)	5,812
Unrealized gains (losses) on derivative instruments, net					(29)		(29)		(29)
Pension and other postretirement benefits adjustments					(39,756)		(39,756)	103	(39,653)

Total comprehensive income (loss)							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2012	¥86,067	¥172,529	¥47,184	¥5,758,641	¥(1,646,078)	¥(26,117)	¥4,392,226	¥125,676	¥4,517,902

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity—(Continued)

Years ended March 31, 2011, 2012 and 2013

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings (note 1(w))	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Transfer to legal reserves			399	(399)			—		—
Dividends paid to Honda Motor Co.,Ltd. shareholders				(129,765)			(129,765)		(129,765)
Dividends paid to noncontrolling interests								(6,250)	(6,250)
Capital transactions and others		(1,412)					(1,412)	1,189	(223)
Comprehensive income (loss):
Net income				367,149			367,149	25,489	392,638
Other comprehensive income (loss), net of tax (note 15)
Adjustments from foreign currency translation					415,462		415,462	15,350	430,812
Unrealized gains (losses) on available-for-sale securities, net					7,933		7,933	51	7,984
Unrealized gains (losses) on derivative instruments, net					(52)		(52)		(52)
Pension and other postretirement benefits adjustments					(14,057)		(14,057)	(1,240)	(15,297)

Total comprehensive income (loss)							776,435	39,650	816,085

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2013	¥86,067	¥171,117	¥47,583	¥5,995,626	¥(1,236,792)	¥(26,124)	¥5,037,477	¥160,265	¥5,197,742

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2011, 2012 and 2013

	Yen (millions)
	2011	2012	2013
Cash flows from operating activities (note 14):
Net income	¥563,477	¥222,074	¥392,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases (note 1(x))	377,272	345,105	335,536
Depreciation of property on operating leases	212,143	209,762	254,933
Deferred income taxes	130,180	49,661	53,252
Equity in income of affiliates	(139,756)	(100,406)	(82,723)
Dividends from affiliates	98,182	95,106	84,705
Gain on sales of investments in affiliates (note 6)	(46,756)	—	—
Provision for credit and lease residual losses on finance subsidiaries-receivables	13,305	13,032	10,059
Impairment loss on investments in securities	2,133	1,062	—
Damaged and impairment loss on long-lived assets excluding property on operating leases (notes 1(u) and 1(v))	16,833	10,590	—
Impairment loss on property on operating leases	835	1,514	4,773
Loss (gain) on derivative instruments, net	(7,788)	(1,847)	35,027
Decrease (increase) in assets:
Trade accounts and notes receivable	38,700	(35,475)	(90,495)
Inventories	(33,676)	(154,222)	(74,662)
Other current assets	266	2,883	2,019
Other assets	(40,729)	(24,000)	(27,243)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(55,331)	242,814	(95,192)
Accrued expenses	39,103	(25,718)	52,021
Income taxes payable	9,461	(7,568)	21,764
Other current liabilities	32,209	(12,395)	(4,489)
Other liabilities	(83,115)	(14,744)	(4,384)
Other, net	(30,335)	(55,690)	(66,795)

Net cash provided by operating activities	1,096,613	761,538	800,744

Cash flows from investing activities:
Increase in investments and advances	(11,412)	(23,129)	(34,426)
Decrease in investments and advances	13,995	14,647	19,850
Payments for purchases of available-for-sale securities	(262)	(1,784)	(5,642)
Proceeds from sales of available-for-sale securities	2,739	1,879	1,347
Payments for purchases of held-to-maturity securities	(179,951)	(26,078)	(5,186)
Proceeds from redemptions of held-to-maturity securities	154,977	47,193	17,005
Proceeds from sales of investments in affiliates (note 6)	71,073	9,957	—
Capital expenditures	(318,543)	(397,218)	(626,879)
Proceeds from sales of property, plant and equipment	24,725	23,260	44,182
Proceeds from insurance recoveries for damaged property, plant and equipment (note 1(v))	—	16,217	9,600
Acquisitions of finance subsidiaries-receivables	(1,927,673)	(1,784,720)	(1,951,802)
Collections of finance subsidiaries-receivables	1,829,097	1,765,204	1,833,669
Purchases of operating lease assets	(798,420)	(683,767)	(793,118)
Proceeds from sales of operating lease assets	408,265	365,270	418,086
Other, net	—	—	3,558

Net cash used in investing activities	(731,390)	(673,069)	(1,069,756)

Cash flows from financing activities:
Proceeds from short-term debt	7,465,130	6,778,336	6,775,636
Repayments of short-term debt	(7,351,461)	(6,882,932)	(6,621,897)
Proceeds from long-term debt	799,520	1,151,971	1,101,469
Repayments of long-term debt	(870,406)	(967,588)	(970,702)
Dividends paid (note 12)	(92,170)	(108,138)	(129,765)
Dividends paid to noncontrolling interests	(16,232)	(15,763)	(6,250)
Sales (purchases) of treasury stock, net	(34,797)	(7)	(7)
Other, net (note 1(x))	(25,776)	(24,109)	(28,917)

Net cash provided by (used in) financing activities	(126,192)	(68,230)	119,567

Effect of exchange rate changes on cash and cash equivalents	(79,909)	(52,150)	108,460

Net change in cash and cash equivalents	159,122	(31,911)	(40,985)

Cash and cash equivalents at beginning of year	1,119,902	1,279,024	1,247,113

Cash and cash equivalents at end of year	¥1,279,024	¥1,247,113	¥1,206,128

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

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles (U.S.GAAP).

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

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, realizable values of inventories, realization of deferred tax assets, damaged and impairment losses on long-lived assets, unrecognized tax benefits, product warranty obligations, the fair values of assets and obligations related to employee benefits, and the fair value of derivative financial instruments. Further changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors have combined to increase the uncertainty inherent in such estimates and assumptions. Actual results could differ from those estimates.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents mainly consist of money market funds and certificates of deposit.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on a first-in, first-out basis.

(h) Investments in Securities

Investments in securities consist of investment in affiliates and debt and equity securities.

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

Honda classifies its debt and marketable equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2012 and 2013.

Honda periodically compares the fair value of debt and marketable equity securities with their cost basis. If the fair value of the securities has declined below the cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the securities through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In assessing impairment of securities, Honda considers the factors such as degree and period of the decline in fair value, financial position and results of operations of investees and forecast earnings based on market and economic trend in which the investees operate. Honda did not recognize significant impairment loss on investments in securities for the years ended March 31, 2011, 2012 and 2013.

Non-marketable equity securities are carried at cost, and are examined for the possibility of impairment periodically.

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda performs its annual impairment review of goodwill at March 31, and when a triggering event occurs between annual impairment dates. For the years ended March 31, 2011, 2012 and 2013, Honda did not recognize any goodwill impairment losses.

The carrying amount of goodwill at March 31, 2012 and 2013 was ¥10,426 million and ¥10,296 million, respectively and is included in other assets of the consolidated balance sheets.

(j) Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual values of the vehicles related to operating leases are estimated by using the estimate of future used vehicle values, taking into consideration data obtained from third parties.

(k) Depreciation and Amortization

Depreciation of property, plant and equipment is calculated principally by the straight line method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation and amortization of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to the financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥56,300 million. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share for the year ended March 31, 2013 increased by approximately ¥35,746 million and ¥19.83, respectively.

(l) Impairment of Long-Lived Assets to Be Held and Used and Long-Lived Assets to Be Disposed of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Honda did not recognize any significant impairment losses on long-lived assets, excluding property on operating leases for the years ended March 31, 2011, 2012 and 2013.

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

Honda recognizes in the consolidated financial statements the impact of a tax position, if any, based on the technical merits of the position, when that position is more likely than not to be sustained upon examination. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statements of income.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were ¥210,803 million, ¥195,284 million and ¥254,016 million, for the years ended March 31, 2011, 2012 and 2013,

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(o) Basic Net Income Attributable to Honda Motor Co., Ltd. per Common Share

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2011, 2012 and 2013 was 1,806,360,505 shares, 1,802,300,720 shares and 1,802,298,819 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2011, 2012 or 2013.

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

All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur and foreign currency receivables and payables are re-measured at the applicable exchange rates on the balance sheet date. Foreign currency translation and transaction gains or losses are included in other income (expenses)-other, net and these net gains or losses for each of the years in the three-year period ended March 31, 2013 are as follows:

Yen (millions)
2011	2012	2013
¥ (60,514)	¥ 4,563	¥ 36,794

The gains or losses on translation of receivables and payables dominated in foreign currencies intended to be hedged are presented on a net basis with derivative financial instruments (note 17).

(q) Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements (notes 16 and 17).

Honda recognizes all derivative financial instruments at fair value in its consolidated balance sheets. Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreements exist and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

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

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2013 are as follows:

Yen (millions)
2011	2012	2013
¥ 160,773	¥ 155,276	¥ 160,843

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

(t) Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(u) Impact on the Company’s Consolidated Financial Position or Results of Operations of the Great East Japan Earthquake Occurred on March 11, 2011

As a result of the Great East Japan Earthquake on March 11, 2011, the Company and its domestic consolidated subsidiaries recognized ¥45,720 million of costs and expenses, of which ¥17,450 million is included in cost of sales and ¥28,270 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2011. These costs and expenses mainly consist of unallocated fixed production overhead of ¥15,062 million caused by temporary suspension of production which is included in cost of sales, and loss on damaged property, plant and equipment of ¥15,647 million which is included in selling, general and administrative expenses. Fixed costs of ¥7,723 million pertaining to certain R&D activities incurred during the period such activities were suspended are not included in research and development, but selling, general and administrative expenses.

The costs of restoration activities amounted to ¥19,797 million and ¥11,056 million are included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2012 and 2013, respectively.

(v) Impact on the Company’s Consolidated Financial Position or Results of Operations of the Floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods for the year ended March 31, 2012.

Honda recognized ¥23,420 million of costs and expenses, of which ¥10,680 million is included in cost of sales and ¥12,740 million is included in selling, general and administrative expenses in the accompanying consolidated statements of income for the year ended March 31, 2012. These costs and expenses mainly consist of losses on damaged inventories of ¥7,330 million which is included in cost of sales, and losses on damaged property, plant and equipment of ¥7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of ¥21,725 million and ¥16,278 million for the years ended March 31, 2012 and 2013, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

(w) Immaterial Corrections of the Prior Years’ Consolidated Balance Sheets and Consolidated Statements of Changes in Equity

Honda corrected its attribution method used to calculate the projected benefit obligation for certain pension plans, which resulted in an increase in other liabilities for prior fiscal years. Cumulative effect adjustments have been made as of April 1, 2010, the earliest period presented, to increase other liabilities by ¥17,228 million and to decrease retained earnings by ¥10,388 million, net of tax. Honda believes that the effects of this correction were inconsequential to the Company’s consolidated financial statements for the fiscal years ended March 31, 2011 and 2012, therefore, no other adjustments were made to those consolidated financial statements.

(x) Immaterial Corrections of the Prior Years’ Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

debt, which is included in Other, net in cash flows from financing activities, in the consolidated statements of cash flows for the years ended March 31, 2011 and 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by ¥25,776 million for the year ended March 31, 2011 and ¥24,109 million for the year ended March 31, 2012.

(2) Finance Income and Related Costs of Finance Subsidiaries

Net sales and other operating revenue and cost of sales include finance income and related costs of finance subsidiaries for each of the years in the three-year period ended March 31, 2013 as follows:

	Yen (millions)
	2011	2012	2013
Finance income	¥573,458	¥526,576	¥560,256
Finance costs	309,850	293,216	336,203

(3) Finance Receivables

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2012 and 2013:

	Yen (millions)
	2012	2013
Retail	¥3,328,140	¥3,865,430
Direct financing lease	380,339	448,672
Wholesale flooring	265,644	389,562
Commercial loans	35,678	42,433

Total finance receivables	4,009,801	4,746,097
Less:
Allowance for credit losses	23,049	19,716
Allowance for losses on lease residual values	5,366	3,354
Unearned interest income and fees	16,951	18,697

	3,964,435	4,704,330
Less:
Finance receivables included in trade accounts and notes receivables, net	334,044	461,450
Finance receivables included in other assets, net	184,277	211,743

Finance subsidiaries-receivables, net	3,446,114	4,031,137
Less current portion	1,081,721	1,243,002

Noncurrent finance subsidiaries-receivables, net	¥2,364,393	¥2,788,135

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases and are collectively evaluated for impairment. The finance subsidiaries of the Company utilize various methodologies when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesale receivables are considered to be impaired when it is probable that the finance subsidiaries of the Company will be unable to collect all amounts due according to the original terms of the contract. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the years ended March 31, 2012 and 2013.

	Yen (millions)
For the year ended March 31, 2012	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of year	¥25,578	¥1,455	¥1,404	¥28,437
Provision	10,386	333	95	10,814
Charge-offs	(21,163)	(726)	(75)	(21,964)
Recoveries	6,671	134	5	6,810
Adjustments from foreign currency translation	(975)	(45)	(28)	(1,048)

Balance at end of year	¥20,497	¥1,151	¥1,401	¥23,049

	Yen (millions)
For the year ended March 31, 2013	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of year	¥20,497	¥1,151	¥1,401	¥23,049
Provision	8,707	392	59	9,158
Charge-offs	(20,838)	(940)	(289)	(22,067)
Recoveries	8,143	117	16	8,276
Adjustments from foreign currency translation	1,134	69	97	1,300

Balance at end of year	¥17,643	¥789	¥1,284	¥19,716

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The following tables present an age analysis of past due finance receivables at March 31, 2012 and 2013.

	Yen (millions)
As of March 31, 2012	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥10,027	¥1,359	¥2,832	¥14,218	¥2,752,386	¥2,766,604
Used & certified auto	4,250	553	354	5,157	414,365	419,522
Others	1,200	474	963	2,637	139,377	142,014

Total retail	15,477	2,386	4,149	22,012	3,306,128	3,328,140
Direct financing lease	1,050	171	893	2,114	378,225	380,339
Wholesale
Wholesale flooring	15	15	253	283	265,361	265,644
Commercial loans	—	—	—	—	35,678	35,678

Total wholesale	15	15	253	283	301,039	301,322

Total finance receivables	¥16,542	¥2,572	¥5,295	¥24,409	¥3,985,392	¥4,009,801

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2013	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥12,947	¥1,805	¥2,607	¥17,359	¥3,247,241	¥3,264,600
Used & certified auto	5,064	643	276	5,983	434,183	440,166
Others	1,213	419	1,353	2,985	157,679	160,664

Total retail	19,224	2,867	4,236	26,327	3,839,103	3,865,430
Direct financing lease	966	161	1,644	2,771	445,901	448,672
Wholesale
Wholesale flooring	205	67	311	583	388,979	389,562
Commercial loans	—	—	—	—	42,433	42,433

Total wholesale	205	67	311	583	431,412	431,995

Total finance receivables	¥20,395	¥3,095	¥6,191	¥29,681	¥4,716,416	¥4,746,097

*	Includes recorded investment of finance receivables that are less than 30 days past due.

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

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2012 and 2013.

	Yen (millions)
As of March 31, 2012	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,762,413	¥4,191	¥2,766,604
Used & certified auto	418,615	907	419,522
Others	140,577	1,437	142,014

Total retail	3,321,605	6,535	3,328,140

Direct financing lease	379,275	1,064	380,339

Total	¥3,700,880	¥7,599	¥3,708,479

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2013	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,260,188	¥4,412	¥3,264,600
Used & certified auto	439,247	919	440,166
Others	158,892	1,772	160,664

Total retail	3,858,327	7,103	3,865,430

Direct financing lease	446,867	1,805	448,672

Total	¥4,305,194	¥8,908	¥4,314,102

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

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2012 and 2013.

	Yen (millions)
As of March 31, 2012	Group A	Group B	Total
Wholesale
Wholesale flooring	¥150,473	¥115,171	¥265,644
Commercial loans	18,306	17,372	35,678

Total	¥168,779	¥132,543	¥301,322

	Yen (millions)
As of March 31, 2013	Group A	Group B	Total
Wholesale
Wholesale flooring	¥236,203	¥153,359	¥389,562
Commercial loans	24,198	18,235	42,433

Total	¥260,401	¥171,594	¥431,995

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Contractual maturities

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2013 and thereafter:

Years ending March 31	Yen (millions)
2014	¥1,729,858

2015	1,127,205
2016	893,474
2017	608,167
2018	282,082
After five years	105,311

3,016,239

Total	¥4,746,097

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥48,544 million and ¥37,274 million are included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2012 and 2013, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥20,320 million and ¥19,562 million at March 31, 2012 and 2013, respectively, for which the allowance for credit losses were ¥20,299 million and ¥19,541 million at March 31, 2012 and 2013, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

(4) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it is deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The finance subsidiaries of the Company periodically securitize for liquidity and funding purposes and transfer finance receivables to the trust which is newly established to issue asset-backed securities. The finance subsidiaries of the Company are deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company are deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it is deemed to have controlling financial interests in these trusts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents the balances of the assets and liabilities of consolidated VIEs at March 31, 2012 and 2013.

	Yen (millions)
	2012	2013
Finance subsidiaries-receivables, net	¥562,947	¥713,631
Restricted cash*[1]	17,486	20,885
Other assets	1,367	1,545

Total assets	¥581,800	¥736,061

Secured debt*[2]	¥563,460	¥718,980
Other liabilities	255	237

Total liabilities	¥563,715	¥719,217

*[1]	Restricted cash as collateral for the payment of the related secured debt obligation is included in other current assets and investment and advances-other on the consolidated balance sheets.

*[2]	Secured debt is included in short-term and long-term debt on the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of March 31, 2012 and 2013.

(5) Inventories

Inventories at March 31, 2012 and 2013 are summarized as follows:

	Yen (millions)
	2012	2013
Finished goods	¥603,721	¥726,034
Work in process	44,891	53,035
Raw materials	387,167	436,352

	¥1,035,779	¥1,215,421

(6) Investments in and Advances to Affiliates

The difference between the carrying amount of investments in affiliates and the amount of underlying equity is mainly investor level goodwill. The amounts are not material as of March 31, 2012 and 2013.

Investments in affiliates include equity securities which have quoted market values at March 31, 2012 and 2013 compared with related carrying amounts as follows:

	Yen (millions)
	2012	2013
Carrying amounts	¥182,770	¥175,420
Market values	191,870	220,221

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2013, Honda recognized impairment losses of ¥12,757 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary declines in fair values below their carrying values. The fair values of the investments were based on quoted market prices. The impairment losses are included in equity in income of affiliates in the accompanying consolidated statement of income.

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2012 and 2013, and for each of the years in the three-year period ended March 31, 2013 is shown below (note 21):

	Yen (millions)
As of March 31, 2012	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥216,751	¥1,338,679	¥20,718	¥1,576,148
Other assets, principally property, plant and equipment	108,971	1,012,363	26,328	1,147,662

Total assets	325,722	2,351,042	47,046	2,723,810

Current liabilities	134,395	1,005,935	7,253	1,147,583
Other liabilities	7,969	223,095	5,911	236,975

Total liabilities	142,364	1,229,030	13,164	1,384,558

Equity	¥183,358	¥1,122,012	¥33,882	¥1,339,252

	Yen (millions)
As of March 31, 2013	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥228,358	¥1,335,075	¥25,438	¥1,588,871
Other assets, principally property, plant and equipment	134,901	1,137,654	27,219	1,299,774

Total assets	363,259	2,472,729	52,657	2,888,645

Current liabilities	149,033	1,013,565	8,358	1,170,956
Other liabilities	10,075	242,194	2,979	255,248

Total liabilities	159,108	1,255,759	11,337	1,426,204

Equity	¥204,151	¥1,216,970	¥41,320	¥1,462,441

	Yen (millions)
For the year ended March 31, 2011	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,189,024	¥3,857,890	¥24,572	¥5,071,486
Net income (loss) attributable to Honda’s affiliates	104,790	253,468	(1,436)	356,822

	Yen (millions)
For the year ended March 31, 2012	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥888,914	¥3,579,019	¥23,934	¥4,491,867
Net income attributable to Honda’s affiliates	72,168	177,309	1,516	250,993

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2013	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥891,343	¥3,876,766	¥25,918	¥4,794,027
Net income attributable to Honda’s affiliates	60,586	162,037	1,717	224,340

Significant investments in affiliates accounted for under the equity method at March 31, 2012 and 2013 are shown below:

Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
Automobile	Guangqi Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

On March 22, 2011, Honda sold its investment in Hero Honda Motors Ltd. (HHML) with a book value of ¥34,275 million, which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner for ¥71,073 million cash consideration. In conjunction with the sale, the joint venture agreement with the partner was dissolved. In addition, Honda and HHML entered into a new licensing agreement that enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was ¥45,000 million, and will be paid by installments due through 2014. Total consideration received less interest, including the fair value attributable to the termination of certain obligations under the joint venture agreement, was allocated to each element using the relative selling price method in accordance with the FASB Accounting Standards Codification (ASC) 605 “Revenue Recognition”. As a result, the Company recognized revenue of ¥32,015 million related to the new licensing agreement in Net sales and other operating revenue, and a gain on sale of the investment of ¥46,756 million in Other income (expense) – Other, net in the consolidated statements of income.

There are no equity method affiliates that are in Financial services business.

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2012 and 2013 included in retained earnings was ¥380,271 million and ¥376,888 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2012 and 2013, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2013. Honda mainly purchases materials, supplies and services from affiliates, and sells finished goods, parts used in its products, equipment and services to affiliates.

	Yen (millions)
	2012	2013
Amounts due from	¥176,255	¥160,470
Amounts due to	142,490	97,958

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	2011	2012	2013
Purchases from	¥806,744	¥762,415	¥789,261
Sales to	617,603	561,426	636,299

(7) Investments and Advances-Other

Investments and advances at March 31, 2012 and 2013 consist of the following:

	Yen (millions)
	2012	2013
Current
Corporate debt securities	¥1,404	¥1,553
U.S. government agency debt securities	822	—
Advances	824	926
Certificates of deposit	1,509	1,550
Other	—	10,846

Total	¥4,559	¥14,875

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.

	Yen (millions)
	2012	2013
Noncurrent
Auction rate securities	¥6,651	¥6,928
Marketable equity securities	100,829	117,110
Government bonds	1,999	2,000
U.S. government agency debt securities	10,913	1,068
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	11,697	10,780
Guaranty deposits	21,679	20,210
Advances	1,276	2,132
Other	32,850	48,483

Total	¥188,863	¥209,680

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2012 and 2013 is summarized below:

	Yen (millions)
	2012	2013
Available-for-sale
Cost	¥44,818	¥49,990
Fair value	107,480	128,848
Gross unrealized gains	64,704	80,453
Gross unrealized losses	2,042	1,595

Held-to-maturity*
Amortized cost	¥26,693	¥16,511
Fair value	26,757	16,556
Gross unrealized gains	84	45
Gross unrealized losses	20	—

*	The amounts of amortized cost and fair value related to held-to-maturity securities at March 31, 2012 have been revised from the amounts previously disclosed.

Maturities of debt securities classified as held-to-maturity at March 31, 2013 are as follows:

Yen (millions)
Due within one year	¥3,103
Due after one year through five years	2,037
Due after five years through ten years	9,405
Due after ten years	1,966

Total	¥16,511

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the years ended March 31, 2011, 2012 and 2013.

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 are as follows:

	Yen (millions)
	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥8,778	¥192
12 months or longer	8,753	1,403

	¥17,531	¥1,595

There were no held-to-maturity securities in a loss position at March 31, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(8) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2013 are as follows:

Years ending March 31	Yen (millions)
2014	¥311,700
2015	200,696
2016	65,449
2017	2,634
2018	564

Total future minimum lease rentals	¥581,043

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(9) Short-term and Long-term Debt

Short-term debt at March 31, 2012 and 2013 is as follows:

	Yen (millions)
	2012	2013
Short-term bank loans	¥282,238	¥347,842
Asset backed notes	49,636	37,448
Medium-term notes	141,033	159,963
Commercial paper	491,941	693,044

	¥964,848	¥1,238,297

The weighted average interest rates on short-term debt outstanding at March 31, 2012 and 2013 were 0.88% and 0.86%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2012 and 2013 is as follows:

	Yen (millions)
	2012	2013
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥198	¥160
0.76% Japanese yen unsecured bond due 2012	70,000	—

	70,198	160
Subsidiaries:
Loans, maturing through 2029:
Secured, principally from banks	14,746	15,830
Unsecured, principally from banks	897,769	1,043,857
Asset backed notes, maturing through 2016	511,384	681,020
1.48% Japanese yen unsecured bond due 2012	30,000	—
0.49% Japanese yen unsecured bond due 2012	20,000	—
1.31% Japanese yen unsecured bond due 2013	40,000	40,000
1.05% Japanese yen unsecured bond due 2014	30,000	30,000
0.56% Japanese yen unsecured bond due 2015	30,000	30,000
0.59% Japanese yen unsecured bond due 2015	30,000	30,000
0.47% Japanese yen unsecured bond due 2016	40,000	40,000
0.48% Japanese yen unsecured bond due 2017	40,000	40,000
0.37% Japanese yen unsecured bond due 2017	—	30,000
0.35% Japanese yen unsecured bond due 2017	—	35,000
0.27% Japanese yen unsecured bond due 2018	—	30,000
0.59% Japanese yen unsecured bond due 2019	—	10,000
0.56% Japanese yen unsecured bond due 2019	—	15,000
0.55% Japanese yen unsecured bond due 2020	—	10,000
Medium-term notes, maturing through 2023	1,397,532	1,580,951
Less unamortized discount, net	5,233	5,927

	3,076,198	3,655,731

Total long-term debt	3,146,396	3,655,891
Less current portion	911,395	945,046

Total long-term debt, excluding current portion	¥2,235,001	¥2,710,845

Pledged assets at March 31, 2012 and 2013 are as follows:

	Yen (millions)
	2012	2013
Trade accounts and notes receivable	¥10,119	¥12,422
Inventories	3,289	11,154
Property, plant and equipment	22,102	26,169
Finance subsidiaries-receivables	570,655	724,399

Certain loans are secured by trade accounts and notes receivable, inventories and property, plant and equipment presented above and subject to collateralization upon request, and their interest rates range from

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

0.37% to 13.96% per annum at March 31, 2013 and weighted average interest rates on total outstanding long-term debt at March 31, 2012 and 2013 were 2.10% and 1.82%, respectively. Asset backed notes are secured by finance subsidiaries-receivables, and their weighted average interest rates at March 31, 2012 and 2013 were 1.18% and 0.89%, respectively. Medium-term notes are unsecured, and their interest rates range from 0.49% to 5.51% at March 31, 2012 and from 0.38% to 5.03% at March 31, 2013.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2013 and thereafter:

Years ending March 31	Yen (millions)
2014	¥945,046

2015	967,704
2016	679,173
2017	536,391
2018	329,334
After five years	198,243

2,710,845

Total	¥3,655,891

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps is included in other assets and other current assets and/or liabilities in the consolidated balance sheets, as appropriate (notes 16 and 17).

At March 31, 2013, Honda had unused line of credit facilities amounting to ¥2,279,547 million, of which ¥518,334 million related to commercial paper programs and ¥1,761,213 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2013, the Company and its finance subsidiaries also had committed lines of unused credit amounting to ¥814,061 million. Within these lines, the unused committed lines supporting the commercial paper programs are ¥805,610 million. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Other Liabilities

Other liabilities at March 31, 2012 and 2013 consist of the following:

	Yen (millions)
	2012	2013
Accrued liabilities for product warranty, excluding current portion	¥89,738	¥104,584
Pension and other postretirement benefits*	591,486	622,462
Deferred income taxes	526,299	615,879
Other	247,414	287,160

	¥1,454,937	¥1,630,085

*	The amount at March 31, 2012 has been corrected from the amount previously disclosed, see note 1(w).

(11) Income Taxes

Total income tax expense (benefit) for each of the years in the three-year period ended March 31, 2013 are allocated as follows:

	Yen (millions)
	2011	2012	2013
Income from continuing operations	¥206,827	¥135,735	¥178,976
Other comprehensive income (loss) (note 15)	(4,869)	(20,701)	252

	¥201,958	¥115,034	¥179,228

Income (loss) before income taxes and equity in income of affiliates by Japanese and foreign source for each of the years in the three-year period ended March 31, 2013 consisted of the following:

	Yen (millions)
	2011	2012	2013
Income (loss) before income taxes
Japanese	¥115,740	¥(125,787)	¥50,450
Foreign	514,808	383,190	438,441

	¥630,548	¥257,403	¥488,891

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income tax expense (benefit) for each of the years in the three-year period ended March 31, 2013 consisted of the following:

	Yen (millions)
	2011	2012	2013
Income taxes
Current
Japanese	¥(52,701)	¥8,136	¥(3,666)
Foreign	129,348	77,938	129,390

	¥76,647	¥86,074	¥125,724

Deferred
Japanese	¥22,324	¥(26,071)	¥21,977
Foreign	107,856	75,732	31,275

	¥130,180	¥49,661	¥53,252

Total
Japanese	¥(30,377)	¥(17,935)	¥18,311
Foreign	237,204	153,670	160,665

	¥206,827	¥135,735	¥178,976

The statutory income tax rate in Japan for the years ended March 31, 2011, 2012 and 2013 was 40.0%, 40.0% and 37.9%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 38.0%.

The effective income tax rate for Honda for each of the years in the three-year period ended March 31, 2013 differs from the Japanese statutory income tax rate for the following reasons:

	2011	2012	2013
Statutory income tax rate	40.0%	40.0%	37.9%
Recognition of valuation allowance	2.3	7.2	2.2
Difference in statutory tax rates of foreign subsidiaries	(6.2)	(12.2)	(6.7)
Reversal of valuation allowance	(0.7)	(1.8)	(1.5)
Research and development credit	(0.3)	(0.6)	(0.7)
Dividend and royalty income from subsidiaries and affiliates, net of foreign tax credit	6.1	9.8	4.4
Undistributed earnings of subsidiaries and affiliates	2.8	2.7	1.8
Other adjustments relating to prior years	—	0.4	(1.5)
Adjustments for unrecognized tax benefits	(10.3)	(1.1)	0.2
Adjustments for the change in income tax laws*	—	8.3	0.5
Other	(0.9)	0.0	0.0

Effective tax rate	32.8%	52.7%	36.6%

*

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory income tax rate in Japan for the year ended March 31, 2013 was changed to 37.9%. The tax rate will be changed to 35.1% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

expected to be recovered or settled. As a result, net deferred tax assets decreased ¥16,072 million, and income tax expenses increased ¥16,072 million, as of the enactment date of the laws. This impact is included in Adjustments for the change in income tax laws for the year ended March 31, 2012. The impact for the year ended March 31, 2013 is not material.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2012 and 2013 are presented below:

	Yen (millions)
	2012	2013
Deferred tax assets:
Inventories	¥28,371	¥28,122
Allowance for dealers and customers	79,075	87,224
Accrued bonus	28,408	32,380
Property, plant and equipment	54,330	65,397
Operating loss carryforwards	145,140	138,559
Pension and other postretirement benefits*	217,531	229,102
Other	161,107	166,894

Total gross deferred tax assets	713,962	747,678
Less valuation allowance	69,092	81,007

Net deferred tax assets	644,870	666,671

Deferred tax liabilities:
Inventories	(11,044)	(16,575)
Prepaid pension expenses	(19,586)	(12,274)
Property, plant and equipment, excluding lease transactions	(65,774)	(80,103)
Direct financing lease transactions	(17,942)	(23,580)
Operating lease transactions	(525,865)	(623,535)
Undistributed earnings of subsidiaries and affiliates	(91,241)	(89,126)
Net unrealized gains on available-for-sale securities	(21,218)	(27,042)
Other	(42,673)	(51,727)

Total gross deferred tax liabilities	(795,343)	(923,962)

Net deferred tax asset (liability)	¥(150,473)	¥(257,291)

Deferred income tax assets and liabilities at March 31, 2012 and 2013 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2012	2013
Current assets-Deferred income taxes	¥188,755	¥234,075
Other assets*	188,586	127,248
Other current liabilities	(1,515)	(2,735)
Other liabilities	(526,299)	(615,879)

Net deferred tax asset (liability)	¥(150,473)	¥(257,291)

*	The amount at March 31, 2012 has been corrected from the amount previously disclosed, see note 1(w).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2012 and 2013. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. For the years ended March 31, 2011, 2012 and 2013, the changes in the valuation allowance for deferred tax assets are as follows:

	Yen (millions)
	2011	2012	2013
Balance at beginning of year	¥53,410	¥65,479	¥69,092
Additions	14,265	18,665	10,741
Deductions	(4,118)	(4,651)	(7,347)
Effect of exchange rate changes and others	1,922	(10,401)	8,521

Balance at end of year	¥65,479	¥69,092	¥81,007

The valuation allowance primarily relates to deferred tax assets associated with net operating loss and tax credit carryforwards.

At March 31, 2013, Honda has operating loss and tax credit carryforwards for income tax purposes of ¥408,716 million and ¥13,292 million, respectively, which are available to offset future taxable income and income taxes, if any. Periods available to offset future taxable income and income taxes vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Operating loss carryforwards:
Within 1 year	¥1,456
1 to 5 years	3,431
5 to 20 years	316,602
Indefinite periods	87,227

¥408,716

Yen (millions)
Tax credit carryforwards:
Within 1 year	¥79
1 to 5 years	717
5 to 20 years	11,793
Indefinite periods	703

¥13,292

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At March 31, 2012 and 2013, Honda did not recognize deferred tax liabilities of ¥99,483 million and ¥140,691 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries and foreign corporate joint ventures because such portions were considered indefinitely reinvested. Deferred tax liabilities will be recognized when Honda expects that will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investment. At March 31, 2012 and 2013, the undistributed earnings not subject to deferred tax liabilities were ¥3,858,508 million and ¥4,133,175 million, respectively.

Honda’s unrecognized tax benefits totaled ¥46,265 million, ¥43,627 million and ¥39,151 million at March 31, 2011, 2012 and 2013, respectively. Of these amounts, the amounts that would impact Honda’s effective income tax rate, if recognized, are ¥41,264 million, ¥32,460 million and ¥37,012 million in fiscal years 2011, 2012 and 2013, respectively.

Recognized interest and penalties, net included in income tax expense for the years ended March 31, 2011, 2012 and 2013 were ¥6,050 million benefit, ¥513 million benefit and ¥764 million loss, respectively. Honda had recorded approximately ¥2,121 million and ¥3,292 million for accrued interest and accrued penalties at March 31, 2012 and 2013, respectively. Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31 are as follows:

	Yen (millions)
	2011	2012	2013
Balance at beginning of year	¥109,473	¥46,265	¥43,627
Additions for tax positions related to the current year	12,338	2,910	—
Additions for tax positions of prior years	7,280	4,538	687
Reductions for tax positions of prior years*	(71,519)	(1,217)	(7,855)
Settlements*	(9,191)	(1,688)	—
Reductions for statute of limitations	(8)	(6,894)	—
Effect of exchange rate changes	(2,108)	(287)	2,692

Balance at end of year	¥46,265	¥43,627	¥39,151

*	Due to mutual negotiated agreements regarding transfer pricing matters of overseas transactions between the Company and foreign affiliates, the Company has decreased a portion of unrecognized tax benefits during the year ended March 31, 2011.

Tax liabilities associated with uncertain tax positions are primarily classified as other noncurrent liabilities, as Honda does not expect to pay cash or settle these positions within the next twelve months.

Honda has open tax years primarily from 2005 to 2013 with various significant tax jurisdictions including Japan (fiscal years 2007-2013), the United States (fiscal years 2005-2013), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil and Australia.

Honda is subject to income tax examinations in many tax jurisdictions. Tax examinations can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although Honda believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

It is difficult to estimate the timing and range of possible change related to uncertain tax positions, as finalizing audits with the relevant income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next twelve months, although any settlements or statute expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

(12) Dividends and Legal Reserves

The Company Law of Japan provides that earnings in an amount equal to 10% of dividends of retained earnings shall be appropriated as a capital surplus or a legal reserve on the date of distribution of retained earnings until an aggregated amount of capital surplus and legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of their respective countries.

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2013 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share were ¥51, ¥60 and ¥72 for the years ended March 31, 2011, 2012 and 2013, respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥19 per share aggregating to ¥34,243 million proposed and resolved in the general shareholders’ meeting held on June 19, 2013.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2012	2013	2012	2013
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,191,254)	¥(1,193,566)	¥(446,159)	¥(536,064)
Service cost	(33,454)	(31,124)	(19,506)	(24,826)
Interest cost	(23,481)	(23,871)	(24,130)	(26,107)
Plan participants’ contributions	—	—	(22)	(26)
Actuarial gain (loss)	7,449	(82,834)	(66,872)	(33,210)
Benefits paid	47,174	48,179	11,585	11,177
Amendment	—	—	2,579	—
Foreign currency translation	—	—	6,461	(76,099)

Benefit obligations at end of year	(1,193,566)	(1,283,216)	(536,064)	(685,155)

Change in plan assets:
Fair value of plan assets at beginning of year	748,345	801,701	395,565	422,500
Actual return on plan assets	29,364	94,446	22,651	45,124
Employer contributions	71,166	70,550	21,503	23,795
Plan participants’ contributions	—	—	22	26
Benefits paid	(47,174)	(48,179)	(11,585)	(11,177)
Foreign currency translation	—	—	(5,656)	62,896

Fair value of plan assets at end of year	801,701	918,518	422,500	543,164

Funded status	¥(391,865)	¥(364,698)	¥(113,564)	¥(141,991)

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥1,268	¥1,480	¥—	¥—
Current liabilities	(305)	(364)	(86)	(38)
Noncurrent liabilities	(392,828)	(365,814)	(113,478)	(141,953)

Total	¥(391,865)	¥(364,698)	¥(113,564)	¥(141,991)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Actuarial loss (gain)	¥403,010	¥394,998	¥201,199	¥206,941
Net transition obligation	—	—	110	77
Prior service cost (benefit)	(137,975)	(121,671)	(2,151)	(1,905)

Total	¥265,035	¥273,327	¥199,158	¥205,113

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,174,686)	¥(1,262,263)	¥(464,641)	¥(493,040)
Accumulated benefit obligations	(1,105,707)	(1,180,781)	(420,920)	(453,165)
Fair value of plan assets	782,949	897,066	363,068	367,949

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligations for all Japanese defined benefit plans at March 31, 2012 and 2013 were ¥1,121,200 million and ¥1,197,913 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2012 and 2013 were ¥472,765 million and ¥610,517 million, respectively.

* The amounts for Japanese plans as of and for the year ended March 31, 2012 have been corrected from the amounts previously disclosed, see note 1(w).

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Pension expense and other amounts recognized in other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2013 include the following:

	Yen (millions)
	2011	2012	2013
Japanese plans:
Pension cost
Service cost-benefits earned during the year	¥35,209	¥33,454	¥31,124
Interest cost on projected benefit obligations	23,159	23,481	23,871
Expected return on plan assets	(22,972)	(23,645)	(24,048)
Amortization of actuarial loss (gain)	21,871	20,373	18,149
Amortization of prior service cost (benefit)	(16,304)	(16,304)	(16,304)

	¥40,963	¥37,359	¥32,792

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	¥(50)	¥(13,305)	¥10,137
Amortization of actuarial loss (gain)	(21,871)	(20,373)	(18,149)
Amortization of prior service cost (benefit)	16,304	16,304	16,304

	(5,617)	(17,374)	8,292

Total recognized in pension cost and other comprehensive income (loss)	¥35,346	¥19,985	¥41,084

Foreign plans:
Pension cost
Service cost-benefits earned during the year	¥18,113	¥19,506	¥24,826
Interest cost on projected benefit obligations	24,165	24,130	26,107
Expected return on plan assets	(27,332)	(26,796)	(30,254)
Amortization of actuarial loss (gain)	5,422	5,829	10,724
Amortization of net transition obligation	31	30	33
Amortization of prior service cost (benefit)	5	6	(205)
Other	382	3	17

	¥20,786	¥22,708	¥31,248

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	¥8,560	¥71,160	¥16,466
Amortization of actuarial loss (gain)	(5,422)	(5,829)	(10,724)
Amortization of net transition obligation	(31)	(30)	(33)
Prior service cost (benefit)	—	(2,677)	41
Amortization of prior service cost (benefit)	(5)	(6)	205

	3,102	62,618	5,955

Total recognized in pension cost and other comprehensive income (loss)	¥23,888	¥85,326	¥37,203

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents the estimated amounts that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

	Yen (millions)
	Japanese plans	Foreign plans
Amortization of actuarial loss (gain)	¥17,220	¥13,571
Amortization of net transition obligation	—	42
Amortization of prior service cost (benefit)	(16,304)	(259)

Assumptions

Weighted-average assumptions used to determine benefit obligation at March 31, 2012 and 2013 were as follows:

	2012	2013
Japanese plans:
Discount rate	2.0%	1.5%
Rate of salary increase	2.1%	2.2%
Foreign plans:
Discount rate	4.6 ~ 5.2%	4.5 ~ 4.7%
Rate of salary increase	1.5 ~ 4.4%	2.5 ~ 4.1%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2013 were as follows:

	2011	2012	2013
Japanese plans:
Discount rate	2.0%	2.0%	2.0%
Rate of salary increase	2.3%	2.2%	2.1%
Expected long-term rate of return	3.0%	3.0%	3.0%
Foreign plans:
Discount rate	5.6 ~ 6.5%	5.5 ~ 6.0%	4.6 ~ 5.2%
Rate of salary increase	1.5 ~ 5.3%	1.5 ~ 4.6%	1.5 ~ 4.4%
Expected long-term rate of return	6.5 ~ 8.0%	6.5 ~ 7.5%	6.2 ~ 7.7%

Honda determines the expected long-term rate of return based on its investment policies. Honda considers the eligible investment assets under its investment policies, historical experience, expected long-term rate of return under the investment environment, and the long-term target allocations of the various asset categories.

Measurement date

Honda uses the balance sheet date as the measurement date for its plans.

Plan assets

Honda’s investment policies for the Japanese and foreign pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified Japanese and foreign individual equity and debt securities using the target asset allocations, consistent with accepted tolerance for risks. Honda

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the expected long-term returns of plan assets or the investment environment.

The following tables present the fair value of the Japanese pension plan assets by asset category as of March 31, 2012 and 2013.

	Yen (millions)
As of March 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥28,306	¥—	¥—	¥28,306
Equity securities	231,011	346	180	231,537
Corporate bonds	5,349	1,425	—	6,774
Government, agency and local bonds	199,068	72,801	100	271,969
Group annuity insurance:
General accounts	—	15,891	—	15,891
Separate accounts	—	12,330	—	12,330
Pooled funds:
Hedge funds	—	—	63,271	63,271
Commingled and other mutual funds	627	176,503	—	177,130
Derivative instruments	352	(5,859)	—	(5,507)

Total	¥464,713	¥273,437	¥63,551	¥801,701

	Yen (millions)
As of March 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥25,534	¥—	¥—	¥25,534
Equity securities	312,764	263	—	313,027
Corporate bonds	4,320	5,477	18	9,815
Government, agency and local bonds	93,450	217,964	163	311,577
Group annuity insurance:
General accounts	—	21,042	—	21,042
Separate accounts	—	10,773	—	10,773
Pooled funds:
Hedge funds	—	—	85,391	85,391
Commingled and other mutual funds	2,033	135,619	1,213	138,865
Derivative instruments	81	2,413	—	2,494

Total	¥438,182	¥393,551	¥86,785	¥918,518

*	Information about the three hierarchy levels is described in note 16.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present reconciliations during the years ended March 31, 2012 and 2013 for Level 3 Japanese pension plan assets.

	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds		Total
For the year ended March 31, 2012				Hedge funds	Commingled and other mutual funds
Balance at beginning of year	¥260	¥1,022	¥—	¥55,464	¥686	¥57,432
Actual return on plan assets:
Relating to assets still held at the reporting date	(13)	—	(1)	1,350	—	1,336
Relating to assets sold during the period	10	(2)	—	(596)	(3)	(591)
Purchases, sales and settlements, net	(77)	(995)	101	7,053	(683)	5,399
Transfers in and/or out of Level 3	—	(25)	—	—	—	(25)

Balance at end of year	¥180	¥—	¥100	¥63,271	¥—	¥63,551

	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds		Total
For the year ended March 31, 2013				Hedge funds	Commingled and other mutual funds
Balance at beginning of year	¥180	¥—	¥100	¥63,271	¥—	¥63,551
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	22	10,484	13	10,519
Relating to assets sold during the period	60	—	1	804	—	865
Purchases, sales and settlements, net	(240)	18	40	10,832	1,200	11,850
Transfers in and/or out of Level 3	—	—	—	—	—	—

Balance at end of year	¥—	¥18	¥163	¥85,391	¥1,213	¥86,785

The major valuation methodologies for Japanese pension plan assets are as follows:

Equity securities are mainly marketable securities and fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2012 and 2013, this class includes approximately 13% and 10% of Japanese equity securities, 41% and 43% of United States equity securities and 46% and 47% of other foreign equity securities, respectively.

Fair value measurement for corporate, government, agency and local bonds, for which fair value is estimated using quoted market prices, is classified as Level 1. Fair value measurement for the assets of which fair value is estimated based on market observable inputs such as market interest rates and conditions of issuances is classified as Level 2. At March 31, 2012 and 2013, this class includes approximately 29% and 23% of Japanese bonds, 24% and 24% of United States bonds and 47% and 53% of other foreign bonds, respectively.

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

Hedge funds invest in various assets at the discretion of fund managers and their fair value is estimated based on prices using net asset value provided by the fund managers or third parties which include unobservable inputs in valuation. Fair value measurement for hedge funds is classified as Level 3. Hedge funds are diversely invested in various funds in order to avoid excessive concentration on investment portfolio. Commingled and other mutual funds are pooled funds which have underlying assets mainly consisting of marketable equity securities and corporate, government, agency and local bonds traded in active markets. Honda estimates the fair value of commingled and other mutual funds based on their net asset values and Honda’s ownership percentage. Fair value measurement for commingled and other mutual funds is mainly classified as Level 2.

Derivative instruments mainly consist of foreign exchange instruments and fair value of derivative instruments is estimated based on market observable inputs such as foreign exchange rates. Fair value measurement for derivative instruments is mainly classified as Level 2. At March 31, 2012 and 2013, on a gross basis, asset position is ¥4,672 million and ¥6,623 million and liability position is ¥10,179 million and ¥4,129 million, respectively.

The following tables present the fair value of the foreign pension plan assets by asset category as of March 31, 2012 and 2013.

	Yen (millions)
As of March 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥3,130	¥—	¥—	¥3,130
Short-term investments	125	10,491	—	10,616
Equity securities	130,929	221	—	131,150
Corporate bonds	—	46,207	—	46,207
Government, agency and local bonds	3,013	39,185	—	42,198
Pooled funds:
Real estate funds	—	—	15,190	15,190
Private equity funds	—	—	10,030	10,030
Hedge funds	—	—	19,726	19,726
Commingled and other mutual funds	—	137,310	1,840	139,150
Derivative instruments	—	101	(28)	73
Asset backed securities	—	5,030	—	5,030

Total	¥137,197	¥238,545	¥46,758	¥422,500

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥6,178	¥—	¥—	¥6,178
Short-term investments	742	10,787	—	11,529
Equity securities	157,704	—	—	157,704
Corporate bonds	—	51,660	282	51,942
Government, agency and local bonds	2,868	42,416	373	45,657
Pooled funds:
Real estate funds	—	—	26,995	26,995
Private equity funds	—	—	22,946	22,946
Hedge funds	—	—	28,695	28,695
Commingled and other mutual funds	309	176,534	10,788	187,631
Derivative instruments	—	130	(73)	57
Asset backed securities	—	3,830	—	3,830

Total	¥167,801	¥285,357	¥90,006	¥543,164

*	Information about the three hierarchy levels is described in note 16.

The following tables present reconciliations during the years ended March 31, 2012 and 2013 for Level 3 foreign pension plan assets.

	Yen (millions)
			Pooled funds
For the year ended March 31, 2012	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Asset backed securities	Total
Balance at beginning of year	¥47	¥100	¥11,698	¥7,952	¥7,148	¥1,354	¥1	¥94	¥28,394
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	925	198	527	16	(2)	—	1,664
Relating to assets sold during the period	—	1	1	193	(145)	—	—	(2)	48
Purchases, sales and settlements, net	(40)	(29)	2,610	1,769	11,798	475	(27)	(88)	16,468
Transfers in and/or out of Level 3	(4)	(68)	—	—	—	—	—	—	(72)
Foreign currency translation	(3)	(4)	(44)	(82)	398	(5)	—	(4)	256

Balance at end of year	¥—	¥—	¥15,190	¥10,030	¥19,726	¥1,840	¥(28)	¥—	¥46,758

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
			Pooled funds
For the year ended March 31, 2013	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Total
Balance at beginning of year	¥—	¥—	¥15,190	¥10,030	¥19,726	¥1,840	¥(28)	¥46,758
Actual return on plan assets:
Relating to assets still held at the reporting date	(2)	7	1,010	898	1,537	606	2	4,058
Relating to assets sold during the period	11	7	(2)	291	3	—	7	317
Purchases, sales and settlements, net	70	95	7,935	9,056	3,869	7,438	(45)	28,418
Transfers in and/or out of Level 3	171	219	—	—	—	—	—	390
Foreign currency translation	32	45	2,862	2,671	3,560	904	(9)	10,065

Balance at end of year	¥282	¥373	¥26,995	¥22,946	¥28,695	¥10,788	¥(73)	¥90,006

The major valuation methodologies for foreign pension plan assets are as follows:

Fair value of short-term investments is mainly estimated based on market observable inputs. Fair value measurement for short-term investments is mainly classified as Level 2.

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2012 and 2013, this class includes approximately 6% and 6% of Japanese equity securities, 54% and 56% of United States equity securities and 40% and 38% of other foreign equity securities, respectively.

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

Real estate funds invest in real estate mainly in the United States and the United Kingdom and their fair value is estimated based on prices using net asset value provided by the investment managers which include unobservable inputs in valuation. Fair value measurement for real estate funds is classified as Level 3. Fair value of private equity funds is estimated based on unobservable inputs such as proprietary models and uncorroborated data from the limited partnerships. Fair value measurement for private equity funds is classified as Level 3. Hedge funds invest in various assets at the discretion of fund managers and their fair value is estimated based on prices using net asset value provided by the fund managers or third parties which include unobservable inputs in valuation. Fair value measurement for hedge funds is classified as Level 3. Hedge funds are diversely invested in various funds in order to avoid excessive concentration on investment portfolios. Commingled and other mutual funds are pooled funds which have underlying assets mainly consisting of marketable equity securities and corporate, government, agency and local bonds traded in active markets. Honda estimates the fair value of commingled and other mutual funds based on their net asset values and Honda’s ownership percentage. Fair value measurement for commingled and other mutual funds is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Fair value of asset-backed securities is mainly estimated based on market observable inputs provided by independent vendors. Fair value measurement for asset-backed securities is mainly classified as Level 2.

Cash flows

Contributions

Honda expects to contribute ¥70,217 million to its Japanese pension plans and ¥24,727 million to its foreign pension plans in the year ending March 31, 2014.

Estimated future benefit payment

The following table presents estimated future gross benefit payments:

Years ending March 31	Yen (millions)
	Japanese plans	Foreign plans
2014	¥45,206	¥11,470
2015	45,544	13,112
2016	47,122	14,716
2017	48,689	16,990
2018	51,731	19,618
2019-2023	290,155	147,434

Certain of the Company’s subsidiaries in North America provide health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

Special termination benefits

Yachiyo Industry Co., Ltd., which is a domestic consolidated subsidiary, implemented a special early retirement support plan in connection with the discontinuation of construction of a new auto plant resulting from the revision of Honda’s completed automobile production strategy for the year ended March 31, 2012. Honda recognized the cost related to this plan when the eligible employees decided to utilize the plan and the amount could be reasonably estimated. The cost of ¥10,354 million is included in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2012.

(14) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2011	2012	2013
Cash paid (provided), net during the year for:
Interest	¥128,401	¥97,788	¥86,989
Income taxes	174,092	47,217	138,583

During the fiscal year ended March 31, 2011, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting unappropriated retained earnings of ¥80,417 million based on the resolution of board of directors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Accumulated Other Comprehensive Income (Loss)

The components and related changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2013 are as follows:

	Yen (millions)
	2011	2012	2013
Adjustments from foreign currency translation:
Balance at beginning of year	¥(977,488)	¥(1,268,233)	¥(1,385,045)
Current-period other comprehensive income (loss)	(290,745)	(116,812)	415,462

Balance at end of year	(1,268,233)	(1,385,045)	(969,583)

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of year	29,724	30,299	36,198
Current-period other comprehensive income (loss)	575	5,899	7,933

Balance at end of year	30,299	36,198	44,131

Net unrealized gains (losses) on derivative instruments:
Balance at beginning of year	(324)	(156)	(185)
Current-period other comprehensive income (loss)	168	(29)	(52)

Balance at end of year	(156)	(185)	(237)

Pension and other postretirement benefits adjustments*
Balance at beginning of year	(260,074)	(257,290)	(297,046)
Current-period other comprehensive income (loss)	2,784	(39,756)	(14,057)

Balance at end of year	(257,290)	(297,046)	(311,103)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(1,208,162)	(1,495,380)	(1,646,078)
Current-period other comprehensive income (loss)	(287,218)	(150,698)	409,286

Balance at end of year	¥(1,495,380)	¥(1,646,078)	¥(1,236,792)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax	Tax (expense) or benefit (note 11)	Net-of-tax
2011:
Adjustments from foreign currency translation	¥(298,902)	¥1,361	¥(297,541)
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	166	312	478
Reclassification adjustments for losses (gains) realized in net income	116	(46)	70

Net unrealized gains (losses)	282	266	548

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	1,359	(545)	814
Reclassification adjustments for losses (gains) realized in net income	(1,077)	431	(646)

Net unrealized gains (losses)	282	(114)	168

Pension and other postretirement benefits adjustments*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(12,622)	7,426	(5,196)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	11,809	(4,070)	7,739

Net unrealized gains (losses)	(813)	3,356	2,543

Other comprehensive income (loss)	¥(299,151)	¥4,869	¥(294,282)

2012:
Adjustments from foreign currency translation	¥(119,910)	¥1,775	¥(118,135)
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	9,438	(3,087)	6,351
Reclassification adjustments for losses (gains) realized in net income	(706)	167	(539)

Net unrealized gains (losses)	8,732	(2,920)	5,812

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(115)	39	(76)
Reclassification adjustments for losses (gains) realized in net income	78	(31)	47

Net unrealized gains (losses)	(37)	8	(29)

Pension and other postretirement benefits adjustments*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(72,225)	25,682	(46,543)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	10,734	(3,844)	6,890

Net unrealized gains (losses)	(61,491)	21,838	(39,653)

Other comprehensive income (loss)	¥(172,706)	¥20,701	¥(152,005)

2013:
Adjustments from foreign currency translation	¥433,640	¥(2,828)	¥430,812
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	12,336	(4,368)	7,968
Reclassification adjustments for losses (gains) realized in net income	24	(8)	16

Net unrealized gains (losses)	12,360	(4,376)	7,984

Unrealized gains (losses) on derivative instruments
Unrealized holding gains (losses) arising during the year	(1,281)	484	(797)
Reclassification adjustments for losses (gains) realized in net income	1,197	(452)	745

Net unrealized gains (losses)	(84)	32	(52)

Pension and other postretirement benefits adjustments*
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(36,611)	12,077	(24,534)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	14,394	(5,157)	9,237

Net unrealized gains (losses)	(22,217)	6,920	(15,297)

Other comprehensive income (loss)	¥423,699	¥(252)	¥423,447

*	The primary components of other comprehensive income (loss) for Pension and other postretirement benefits adjustments are actuarial gains or losses and prior service benefits or costs (note 13).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Fair Value Measurements

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

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

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and 2013.

	Yen (millions)
As of March 31, 2012	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥33,566	¥—	¥33,566	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	31,834	—	31,834	—	—

Total derivative instruments	—	65,400	—	65,400	(21,988)	43,412

Available-for-sale securities
Marketable equity securities	100,829	—	—	100,829	—	100,829
Auction rate securities	—	—	6,651	6,651	—	6,651

Total available-for-sale securities	100,829	—	6,651	107,480	—	107,480

Total	¥100,829	¥65,400	¥6,651	¥172,880	¥(21,988)	¥150,892

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(30,820)	¥—	¥(30,820)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(20,099)	—	(20,099)	—	—

Total derivative instruments	—	(50,919)	—	(50,919)	21,988	(28,931)

Total	¥—	¥(50,919)	¥—	¥(50,919)	¥21,988	¥(28,931)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2013	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥6,538	¥—	¥6,538	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	32,152	—	32,152	—	—

Total derivative instruments	—	38,690	—	38,690	(18,071)	20,619

Available-for-sale securities
Marketable equity securities	117,110	—	—	117,110	—	117,110
Auction rate securities	—	—	6,928	6,928	—	6,928
Others	584	4,226	—	4,810	—	4,810

Total available-for-sale securities	117,694	4,226	6,928	128,848	—	128,848

Total	¥117,694	¥42,916	¥6,928	¥167,538	¥(18,071)	¥149,467

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(78,934)	¥—	¥(78,934)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(14,639)	—	(14,639)	—	—

Total derivative instruments	—	(93,573)	—	(93,573)	18,071	(75,502)

Total	¥—	¥(93,573)	¥—	¥(93,573)	¥18,071	¥(75,502)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present reconciliations during the years ended March 31, 2012 and 2013 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

	Yen (millions)
For the year ended March 31, 2012	Interest rate instruments (notes 1(q) and 17)	Auction rate securities	Total
Balance at beginning of year	¥(1)	¥6,948	¥6,947
Total realized/unrealized gains or losses
Included in earnings	—	—	—
Included in other comprehensive income (loss)	—	(114)	(114)
Purchases, issuances, settlements and sales
Purchases	—	1,784	1,784
Issuances	—	—	—
Settlements	1	—	1
Sales	—	(1,879)	(1,879)
Foreign currency translation	—	(88)	(88)

Balance at end of year	¥—	¥6,651	¥6,651

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	(114)	(114)

Yen (millions)
For the year ended March 31, 2013	Auction rate securities
Balance at beginning of year	¥6,651
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	115
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(691)
Foreign currency translation	853

Balance at end of year	¥6,928

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	115

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The valuation methodologies for the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (notes 1(q) and 17)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered in the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda did not have significant assets and liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2012. For the year ended March 31, 2013, Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss (note 6). The fair value of the investments was ¥68,778 million and estimated by using quoted market prices. Fair value measurement for the investments is classified as Level 1.

Honda has not elected the fair value option for the fiscal years ended March 31, 2012 and 2013.

The estimated fair values of significant financial instruments at March 31, 2012 and 2013 are as follows:

	Yen (millions)
	2012		2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables*[1]	¥3,607,127	¥3,653,850	¥4,278,460	¥4,326,333
Held-to-maturity securities*[2]	26,693	26,757	16,511	16,556
Debt	(4,111,244)	(4,176,361)	(4,894,188)	(4,966,318)

*1

The carrying amounts of finance subsidiaries-receivables at March 31, 2012 and 2013 in the table exclude ¥357,308 million and ¥425,870 million, respectively, of direct financing leases, net, classified as finance

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2012 and 2013 in the table also include ¥518,321 million and ¥673,193 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

*2	The carrying amounts and the estimated fair value related to held-to-maturity securities at March 31, 2012 have been revised from the amounts previously disclosed.

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

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of these receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of those Government bonds is classified as Level 1. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of those bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for these loans are mainly classified as Level 2.

(17) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (notes 1(q) and 16). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

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

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2012 and 2013 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	2012	2013
Foreign currency forward exchange contracts	¥16,191	¥23,324

Foreign exchange instruments	¥16,191	¥23,324

Derivatives not designated as hedging instruments:

	Yen (millions)
	2012	2013
Foreign currency forward exchange contracts	¥607,458	¥724,435
Foreign currency option contracts	79,090	4,145
Currency swap agreements	450,093	337,254

Foreign exchange instruments	¥1,136,641	¥1,065,834

Interest rate swap agreements	¥3,823,639	¥4,063,289

Interest rate instruments	¥3,823,639	¥4,063,289

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2012 and 2013 were ¥185 million loss and ¥237 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) at year end are expected to be recognized in earnings within the next twelve months.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed ineffective.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2012 and 2013 are as follows.

As of March 31, 2012

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(753)	¥—	¥—	¥(753)
Derivatives not designated as hedging instruments:
	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33,566	¥(30,067)	¥22,692	¥2,316	¥(21,509)
Interest rate instruments	31,834	(20,099)	(943)	19,347	(6,669)

Total	¥65,400	¥(50,166)	¥21,749	¥21,663	¥(28,178)

Netting adjustment	(21,988)	21,988

Net amount	¥43,412	¥(28,178)

As of March 31, 2013 Derivatives designated as hedging instruments:
	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(211)	¥—	¥—	¥(211)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivatives not designated as hedging instruments:
	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥6,538	¥(78,723)	¥(1,534)	¥(314)	¥(70,337)
Interest rate instruments	32,152	(14,639)	3,907	18,560	(4,954)

Total	¥38,690	¥(93,362)	¥2,373	¥18,246	¥(75,291)

Netting adjustment	(18,071)	18,071

Net amount	¥20,619	¥(75,291)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations for each of the years in the three-year period ended March 31, 2013 are as follows:

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

For the year ended March 31, 2013

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥(1,281)	Other income (expenses) – Other, net	¥(1,197)	Other income (expenses) – Other, net	¥(589)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥(111,004)
Interest rate instruments	Other income (expenses) – Other, net	3,212

Total		¥(107,792)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation (note 1(p)).

(18) Commitments and Contingent Liabilities

At March 31, 2013, Honda had commitments for purchases of property, plant and equipment and other commitments of approximately ¥105,285 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2012 and 2013, Honda has guaranteed ¥28,165 million and ¥26,475 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥28,165 million and ¥26,475 million, respectively, at March 31, 2012 and 2013. At March 31, 2013, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2013 are as follows:

	Yen (millions)
	2012	2013
Balance at beginning of year	¥213,943	¥170,562
Warranty claims paid during the period	(82,547)	(64,942)
Liabilities accrued for warranties issued during the period	60,004	97,108
Changes in liabilities for pre-existing warranties during the period	(17,697)	(8,583)
Foreign currency translation	(3,141)	13,888

Balance at end of year	¥170,562	¥208,033

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2013 are as follows:

Years ending March 31	Yen (millions)
2014	¥19,020
2015	14,064
2016	10,887
2017	10,966
2018	8,888
After five years	41,225

Total minimum lease payments	¥105,050

Rental expenses under operating leases were ¥38,641 million, ¥34,079 million and ¥32,728 million, for the years ended March 31, 2011, 2012 and 2013, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(20) Allowances for Trade Receivable, Finance Subsidiaries-receivables and Other Assets

The allowances for trade receivable, finance subsidiaries-receivables and other assets for the years ended March 31, 2011, 2012 and 2013 are set forth in the following table:

	Yen (millions)
		Additions	Deductions
	Balance at beginning of year	Charged to costs and expenses	Bad debts written off	Foreign currency translation	Balance at end of year
March 31, 2011:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥8,555	¥3,625	¥3,849	¥(427)	¥7,904

Finance subsidiaries-receivables
Allowance for credit losses	¥35,823	¥10,146	¥18,302	¥(2,777)	¥24,890
Allowance for losses on lease residual values	9,253	3,159	4,611	(576)	7,225

	¥45,076	¥13,305	¥22,913	¥(3,353)	¥32,115

Other assets
Allowance for doubtful accounts	¥9,319	¥15,839	¥1,734	¥(149)	¥23,275

March 31, 2012:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,904	¥3,773	¥3,858	¥(526)	¥7,293

Finance subsidiaries-receivables
Allowance for credit losses	¥24,890	¥11,625	¥15,484	¥(415)	¥20,616
Allowance for losses on lease residual values	7,225	1,407	2,954	(312)	5,366

	¥32,115	¥13,032	¥18,438	¥(727)	¥25,982

Other assets
Allowance for doubtful accounts	¥23,275	¥1,293	¥1,311	¥(221)	¥23,036

March 31, 2013:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,293	¥2,810	¥2,721	¥503	¥7,885

Finance subsidiaries-receivables
Allowance for credit losses	¥20,616	¥9,234	¥13,198	¥1,176	¥17,828
Allowance for losses on lease residual values	5,366	825	3,178	341	3,354

	¥25,982	¥10,059	¥16,376	¥1,517	¥21,182

Other assets
Allowance for doubtful accounts	¥23,036	¥687	¥1,063	¥94	¥22,754

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services
Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,288,194	¥6,794,098	¥561,896	¥292,679	¥8,936,867	¥—	¥—	¥8,936,867
Intersegment	—	8,218	11,562	15,132	34,912	(34,912)	—	—

Total	¥1,288,194	¥6,802,316	¥573,458	¥307,811	¥8,971,779	¥(34,912)	¥—	¥8,936,867
Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	313,336	8,387,881	(34,912)	14,123	8,367,092

Segment income (loss)	¥138,594	¥264,550	¥186,279	¥(5,525)	¥583,898	¥—	¥(14,123)	¥569,775

Equity in income of affiliates	¥40,471	¥100,018	¥—	¥(733)	¥139,756	¥—	¥—	¥139,756
Assets	¥934,472	¥4,888,818	¥5,572,152	¥290,980	¥11,686,422	¥(108,708)	¥—	¥11,577,714
Investments in affiliates	¥76,280	¥341,955	¥—	¥16,756	¥434,991	¥—	¥—	¥434,991
Depreciation and amortization	¥44,525	¥317,939	¥213,805	¥13,146	¥589,415	¥—	¥—	¥589,415
Capital expenditures	¥37,084	¥273,502	¥800,491	¥13,963	¥1,125,040	¥—	¥—	¥1,125,040
Damaged and impairment losses on long-lived assets	¥59	¥16,774	¥835	¥—	¥17,668	¥—	¥—	¥17,668
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥13,305	¥—	¥13,305	¥—	¥—	¥13,305

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,348,828	¥5,805,975	¥516,148	¥277,144	¥7,948,095	¥—	¥—	¥7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—	—

Total	¥1,348,828	¥5,822,742	¥526,576	¥289,734	¥7,987,880	¥(39,785)	¥—	¥7,948,095
Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	—	7,716,731

Segment income (loss)	¥142,602	¥(77,206)	¥170,006	¥(4,038)	¥231,364	¥—	¥—	¥231,364

Equity in income of affiliates	¥31,185	¥68,521	¥—	¥700	¥100,406	¥—	¥—	¥100,406
Assets	¥1,006,684	¥4,955,791	¥5,644,380	¥305,235	¥11,912,090	¥(124,491)	¥—	¥11,787,599
Investments in affiliates	¥70,275	¥343,429	¥—	¥17,079	¥430,783	¥—	¥—	¥430,783
Depreciation and amortization	¥43,564	¥289,845	¥211,325	¥10,133	¥554,867	¥—	¥—	¥554,867
Capital expenditures	¥62,075	¥349,605	¥686,495	¥10,005	¥1,108,180	¥—	¥—	¥1,108,180
Damaged and impairment losses on long-lived assets	¥—	¥8,260	¥1,514	¥2,330	¥12,104	¥—	¥—	¥12,104
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥13,032	¥—	¥13,032	¥—	¥—	¥13,032

As of and for the year ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,339,549	¥7,709,216	¥548,506	¥280,676	¥9,877,947	¥—	¥—	¥9,877,947
Intersegment	—	14,374	11,750	10,994	37,118	(37,118)	—	—

Total	¥1,339,549	¥7,723,590	¥560,256	¥291,670	¥9,915,065	¥(37,118)	¥—	¥9,877,947
Cost of sales, SG&A and R&D expenses	1,229,316	7,437,599	402,098	301,242	9,370,255	(37,118)	—	9,333,137

Segment income (loss)	¥110,233	¥285,991	¥158,158	¥(9,572)	¥544,810	¥—	¥—	¥544,810

Equity in income of affiliates	¥25,606	¥56,361	¥—	¥756	¥82,723	¥—	¥—	¥82,723
Assets	¥1,095,357	¥5,759,126	¥6,765,322	¥309,149	¥13,928,954	¥(293,597)	¥—	¥13,635,357
Investments in affiliates	¥85,039	¥352,317	¥—	¥20,020	¥457,376	¥—	¥—	¥457,376
Depreciation and amortization	¥34,665	¥290,522	¥256,166	¥9,116	¥590,469	¥—	¥—	¥590,469
Capital expenditures	¥73,513	¥540,625	¥794,869	¥14,519	¥1,423,526	¥—	¥—	¥1,423,526
Damaged and impairment losses on long-lived assets	¥—	¥—	¥4,773	¥—	¥4,773	¥—	¥—	¥4,773
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥10,059	¥—	¥10,059	¥—	¥—	¥10,059

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

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥453,116 million as of March 31, 2011, ¥399,732 million as of March 31, 2012 and ¥293,583 million as of March 31, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.
5.	Depreciation and amortization of Financial services business include ¥212,143 million for the year ended March 31, 2011, ¥209,762 million for the year ended March 31, 2012 and ¥254,933 million for the year ended March 31, 2013, respectively, of depreciation of property on operating leases.
6.	Capital expenditures of Financial services business includes ¥798,420 million for the year ended March 31, 2011, ¥683,767 million for the year ended March 31, 2012 and ¥793,118 million for the year ended March 31, 2013, respectively, of purchases of operating lease assets.
7.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥6,358 million in Motorcycle business, ¥48,568 million in Automobile business, ¥77 million in Financial services business and ¥1,297 million in Power product and other businesses, respectively. It resulted in an increase of segment income, see note 1(k).
8.	For the year ended March 31, 2012 and 2013, impacts of the floods in Thailand are mainly included in Cost of sales, SG&A and R&D expenses of Automobile business, see note 1(v).
9.	The amounts of Assets as of March 31, 2011 and 2012 have been corrected from the amounts previously disclosed, see note 1(w).
10.	The amounts of Depreciation and amortization for the year ended March 31, 2011 and 2012 have been corrected from the amounts previously disclosed.

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	2011	2012	2013
Motorcycles and relevant parts	¥1,225,098	¥1,286,319	¥1,274,890
All-terrain vehicles (ATVs) and relevant parts	63,096	62,509	64,659
Automobiles and relevant parts	6,794,098	5,805,975	7,709,216
Financial, insurance services	561,896	516,148	548,506
Power products and relevant parts	202,838	208,661	221,321
Others	89,841	68,483	59,355

Total	¥8,936,867	¥7,948,095	¥9,877,947

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Geographical Information

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,834,003	¥3,504,765	¥3,598,099	¥8,936,867
Long-lived assets	¥1,053,168	¥1,766,814	¥571,591	¥3,391,573

As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,774,573	¥3,099,810	¥3,073,712	¥7,948,095
Long-lived assets	¥1,048,402	¥1,889,567	¥596,939	¥3,534,908

As of and for the year ended March 31, 2013

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,925,333	¥4,063,727	¥3,888,887	¥9,877,947
Long-lived assets	¥1,167,236	¥2,380,885	¥802,697	¥4,350,818

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,834,003	¥3,941,505	¥618,426	¥1,594,058	¥948,875	¥8,936,867	¥—	¥—	¥8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	¥3,611,207	¥4,147,897	¥699,298	¥1,841,167	¥982,083	¥11,281,652	¥(2,344,785)	¥—	¥8,936,867
Cost of sales, SG&A and R&D expenses	¥3,545,089	¥3,846,975	¥709,501	¥1,690,530	¥912,534	¥10,704,629	¥(2,351,660)	¥14,123	¥8,367,092

Operating income (loss)	¥66,118	¥300,922	¥(10,203)	¥150,637	¥69,549	¥577,023	¥6,875	¥(14,123)	¥569,775

Assets	¥2,882,470	¥6,209,145	¥564,678	¥1,049,113	¥658,636	¥11,364,042	¥213,672	¥—	¥11,577,714
Long-lived assets	¥1,053,168	¥1,852,542	¥106,633	¥231,867	¥147,363	¥3,391,573	¥—	¥—	¥3,391,573

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,774,573	¥3,500,245	¥519,329	¥1,276,621	¥877,327	¥7,948,095	¥—	¥—	¥7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—	—

Total	¥3,362,952	¥3,714,756	¥580,792	¥1,490,478	¥893,132	¥10,042,110	¥(2,094,015)	¥—	¥7,948,095
Cost of sales, SG&A and R&D expenses	¥3,472,786	¥3,491,463	¥592,901	¥1,413,608	¥836,176	¥9,806,934	¥(2,090,203)	¥—	¥7,716,731

Operating income (loss)	¥(109,834)	¥223,293	¥(12,109)	¥76,870	¥56,956	¥235,176	¥(3,812)	¥—	¥231,364

Assets	¥3,112,901	¥6,333,851	¥568,790	¥1,070,331	¥611,818	¥11,697,691	¥89,908	¥—	¥11,787,599
Long-lived assets	¥1,048,402	¥1,970,631	¥111,354	¥274,182	¥130,339	¥3,534,908	¥—	¥—	¥3,534,908

As of and for the year ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,925,333	¥4,612,361	¥536,856	¥1,926,434	¥876,963	¥9,877,947	¥—	¥—	¥9,877,947
Transfers between geographic areas	1,968,179	244,741	105,254	379,213	19,504	2,716,891	(2,716,891)	—	—

Total	¥3,893,512	¥4,857,102	¥642,110	¥2,305,647	¥896,467	¥12,594,838	¥(2,716,891)	¥—	¥9,877,947
Cost of sales, SG&A and R&D expenses	¥3,715,084	¥4,648,184	¥641,650	¥2,158,889	¥860,773	¥12,024,580	¥(2,691,443)	¥—	¥9,333,137

Operating income (loss)	¥178,428	¥208,918	¥460	¥146,758	¥35,694	¥570,258	¥(25,448)	¥—	¥544,810

Assets	¥3,264,383	¥7,645,540	¥673,667	¥1,523,192	¥660,856	¥13,767,638	¥(132,281)	¥—	¥13,635,357
Long-lived assets	¥1,167,236	¥2,481,097	¥124,088	¥434,827	¥143,570	¥4,350,818	¥—	¥—	¥4,350,818

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except Other Adjustments, which are out-of-period adjustments. Out-of-period adjustments were the losses resulted from inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchased sea food products from seafood companies with the promise that they would buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. The Company recognized the related cumulative losses at the beginning of the fiscal year ended March 31, 2011 in selling, general and administrative expenses in the consolidated statement of income for the year ended March 31, 2011. The adjustments were not included in Japan but as Other Adjustments for the year ended March 31, 2011.
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥453,116 million as of March 31, 2011, ¥399,732 million as of March 31, 2012 and ¥293,583 million as of March 31, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.
6.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥42,486 million in Japan, ¥9,602 million in North America, ¥1,068 million in Europe and ¥3,144 million in Asia, respectively. It resulted in an increase of operating income, see note 1(k).
7.	For the year ended March 31, 2012 and 2013, impacts of the floods in Thailand are included in Cost of sales, SG&A and R&D expenses of Asia, see note 1(v).
8.	The amounts of Assets as of March 31, 2011 and 2012 have been corrected from the amounts previously disclosed, see note 1(w).

(22) Selected Quarterly Financial Data (Unaudited)*

Quarterly financial data for the years ended March 31, 2011, 2012 and 2013 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income (loss)	Net income (loss) attributable to Honda Motor Co., Ltd.	Basic net income (loss) attributable to Honda Motor Co., Ltd. per common share
Year ended March 31, 2011:
First quarter	¥2,361,463	¥234,443	¥272,487	¥150.27
Second quarter	2,251,911	163,473	135,929	75.24
Third quarter	2,110,414	125,653	81,118	45.01
Fourth quarter	2,213,079	46,206	44,554	24.72

	¥8,936,867	¥569,775	¥534,088	¥295.67

Year ended March 31, 2012:
First quarter	¥1,714,596	¥22,579	¥31,797	¥17.64
Second quarter	1,885,892	52,511	60,429	33.53
Third quarter	1,942,545	44,298	47,662	26.45
Fourth quarter	2,405,062	111,976	71,594	39.72

	¥7,948,095	¥231,364	¥211,482	¥117.34

Year ended March 31, 2013:
First quarter	¥2,435,909	¥176,013	¥131,723	¥73.09
Second quarter	2,271,286	100,867	82,233	45.63
Third quarter	2,425,792	131,941	77,441	42.97
Fourth quarter	2,744,960	135,989	75,752	42.03

	¥9,877,947	¥544,810	¥367,149	¥203.71

*	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

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

Date: June 25, 2013
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