Form 20-F
period 2014-03-31
HONDA MOTOR CO LTD
filed 2014-06-20
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

Title of each class	Outstanding as of March 31, 2014
Common Stock	1,802,291,196**

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 55,964,204 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2014 have been derived from our consolidated financial statements that were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

You should read the U.S. GAAP selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions)
	2010	2011	2012	2013	2014
Income statement data:
Net sales and other operating revenue	¥8,579,174	¥8,936,867	¥7,948,095	¥9,877,947	¥11,842,451
Research and development	463,354	487,591	519,818	560,270	634,130
Operating income	363,775	569,775	231,364	544,810	750,281
Income before income taxes and equity in income of affiliates	336,198	630,548	257,403	488,891	728,940
Equity in income of affiliates	93,282	139,756	100,406	82,723	132,471
Net income	282,611	563,477	222,074	392,638	608,749
Net income attributable to Honda Motor Co., Ltd.	268,400	534,088	211,482	367,149	574,107
Balance sheet data:
Total assets	¥11,629,115	¥11,577,714	¥11,787,599	¥13,635,357	¥15,622,031
Long-term debt, excluding current portion	2,313,035	2,043,240	2,235,001	2,710,845	3,234,066
Honda Motor Co., Ltd. shareholders’ equity	4,328,640	4,439,587	4,398,249	5,043,500	5,918,979
Total equity	4,456,430	4,572,524	4,525,583	5,205,423	6,113,398
Common stock	86,067	86,067	86,067	86,067	86,067
Cash flow data:
Depreciation excluding property on operating leases	¥401,743	¥377,272	¥345,105	¥335,536	¥442,318
Depreciation of property on operating leases	227,931	212,143	209,762	254,933	352,402
Total depreciation	629,674	589,415	554,867	590,469	794,720
Capital expenditures	392,062	318,543	397,218	626,879	774,006
Purchase of operating lease assets	544,027	798,420	683,767	793,118	1,127,840
Total capital expenditures	936,089	1,116,963	1,080,985	1,419,997	1,901,846

Weighted average number of shares outstanding

	(Thousands of shares)
	2010	2011	2012	2013	2014
Weighted average number of common shares outstanding	1,814,605	1,806,360	1,802,300	1,802,298	1,802,294

Net income attributable to Honda Motor Co., Ltd. per common share

	(Yen)
	2010	2011	2012	2013	2014
Basic	¥147.91	¥295.67	¥117.34	¥203.71	¥318.54
Diluted	147.91	295.67	117.34	203.71	318.54

Net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. available to common shareholders by the weighted average number of common shares outstanding during each year.

Dividends declared during the period per common share

	(Yen)
	2010	2011	2012	2013	2014
Dividends declared during the period per common share	¥34.00	¥51.00	¥60.00	¥72.00	¥79.00
	(US$ 0.37)	(US$ 0.61)	(US$ 0.73)	(US$ 0.77)	(US$ 0.77)

Additionally, a year-end dividend of ¥22 ($0.21) per common share aggregating ¥39.6 billion ($385 million) relating to fiscal 2014 was determined by our Board of Directors in April 2014 and approved by our shareholders in June 2014. This dividend will be paid in June 2014.

U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

Adjustments of prior years’ financial data

As described in note (1)(c) to the accompanying consolidated financial statements, certain adjustments have been made to the consolidated financial statement periods presented above.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 30, 2014, the noon buying rate was ¥101.77=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	(Yen)
Years ended March 31,	Average	Period end	High	Low
2010	92.49	93.40	100.71	86.12
2011	85.00	82.76	94.68	78.74
2012	78.86	82.41	85.26	75.72
2013	83.26	94.16	96.16	77.41
2014	100.46	102.98	105.25	92.96
2015 (through May 30, 2014)	101.96	101.77	103.94	101.26
Dec-2013			105.25	101.82
Jan-2014			104.87	102.20
Feb-2014			102.71	101.11
Mar-2014			103.38	101.36
Apr-2014			103.94	101.43
May-2014			102.34	101.26

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

Item 4. Information on the Company

A. History and Development of the Company

Honda Motor Co., Ltd. is a limited liability, joint stock corporation incorporated on September 24, 1948 under the Commercial Code of Japan as Honda Giken Kogyo Kabushiki Kaisha. It was formed as a successor to the unincorporated enterprise established in 1946 by the late Soichiro Honda to manufacture motors for motorized bicycles.

Honda develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars that incorporate Honda’s highly efficient internal combustion engine technology.

Honda’s principal executive office is located at 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is +81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2012, 2013 and 2014, Honda’s capital expenditures were ¥1,108.1 billion, ¥1,423.5 billion and ¥1,909.8 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to property on operating leases were ¥424.4 billion, ¥630.4 billion and ¥782.0 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2014, see “Property, Plants and Equipment” included as “Item 4.D” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business, Automobile business, Financial services business, and Power product and other businesses.

The following tables show the breakdown of Honda’s revenues from external customers by category of activity and by geographical markets based on the location of the customer during the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	Yen (billions)
Motorcycle Business	¥1,348.8	¥1,339.5	¥1,663.6
Automobile Business	5,805.9	7,709.2	9,176.3
Financial Services Business	516.1	548.5	698.1
Power Product and Other Businesses	277.1	280.6	304.2

Total	¥7,948.0	¥9,877.9	¥11,842.4

	Fiscal years ended March 31,
	2012	2013	2014
	Yen (billions)
Japan	¥1,517.9	¥1,652.9	¥1,912.5
North America	3,480.7	4,586.4	5,567.5
Europe	515.7	534.5	667.1
Asia	1,458.7	2,093.0	2,515.8
Other Regions	974.8	1,010.9	1,179.2

Total	¥7,948.0	¥9,877.9	¥11,842.4

Motorcycle Business

In 1949, Honda began mass production of motorcycles with the Dream D-Type, followed by other models such as the Benly and the Cub F-Type. By 1957, Honda became the top Japanese manufacturer in terms of motorcycle production volume. Honda expanded its business overseas by establishing American Honda Motor Co., Inc. in the United States in 1959. Honda first started overseas production in Belgium in 1963.

Honda produces a wide range of motorcycles, with engine displacement ranging from the 50cc class to the 1800cc class. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, four-cycle, and are in single, two, four or six-cylinder configurations. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda has also produced all-terrain vehicles (ATVs) since 1984 and multi utility vehicles (MUVs) since 2008.

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012			2013			2014
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	220	220	¥72.9	217	217	¥72.9	226	226	¥79.4
North America	200	200	97.3	250	250	112.1	276	276	141.5
Europe	198	198	96.1	179	179	86.4	166	166	102.6
Asia	12,412	6,001	579.5	13,035	7,051	667.4	14,536	7,858	868.4
Other Regions	2,031	2,031	502.8	1,813	1,813	400.5	1,817	1,817	471.5

Total	15,061	8,650	¥1,348.8	15,494	9,510	¥1,339.5	17,021	10,343	¥1,663.6

Motorcycle revenue as a percentage of total sales revenue			17%			14%			14%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Motorcycles are produced by Honda in Japan at its Kumamoto Factory. Honda’s motorcycles are also produced by subsidiaries in countries around the world including Thailand, Vietnam, India, Brazil and Argentina.

For further information on recent operations and a financial review of the Motorcycle business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Automobile Business

Honda started Automobile business operations in 1963 with the T360 mini truck and the S500 small sports car models. Honda subsequently launched a series of mass-production models including the Civic in 1972 and the Accord in 1976, which established a base for its Automobile business. In 1969, production of the mini vehicles N600 and TN600 began in Taiwan using component parts sets. In 1982, Honda became the first Japanese automaker to begin local automobile production in the United States (with the Accord model).

Honda’s automobiles use gasoline engines of three, four or six-cylinder, diesel engines, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, electric and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Accord, Accord Hybrid, Accord Plug-in Hybrid, Accord Tourer, Amaze, Brio, Brio Amaze, Brio Satya, City, Civic, Civic Tourer, CRIDER, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, Honda MOBILIO, Insight, JADE, Spirior, Stream, Acura ILX, Acura RLX, Acura TL, Acura TSX

Light trucks:

Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, VEZEL, VEZEL Hybrid, Acura MDX, Acura RDX

Mini vehicles:

Acty, Life, N-Box, N-Box +, N-ONE, N-WGN, Vamos

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012			2013			2014
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	588	580	¥1,329.6	692	685	¥1,462.6	818	812	¥1,714.7
North America	1,323	1,323	2,855.6	1,731	1,731	3,905.2	1,757	1,757	4,717.7
Europe	158	158	355.9	171	171	388.4	169	169	487.6
Asia	837	219	836.3	1,122	523	1,385.4	1,286	529	1,599.0
Other Regions	202	202	428.3	298	298	567.3	293	293	657.0

Total	3,108	2,482	¥5,805.9	4,014	3,408	¥7,709.2	4,323	3,560	¥9,176.3

Automobile revenue as a percentage of total sales revenue			73%			78%			77%

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

Automobiles are produced by Honda at two factories located at three sites in Japan: the Saitama Factory (at the Sayama Plant and the Yorii Plant) and the Suzuka Factory. Our major production sites overseas include those located in Ohio (U.S.A.), Alabama (U.S.A.), Indiana (U.S.A.), Ontario (Canada), Swindon (U.K.), Ayutthaya (Thailand), Greater Noida (India) and Sao Paulo (Brazil). Yachiyo Industry Co., Ltd., one of our consolidated subsidiaries, assembles mini vehicles for the Japanese market.

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	Yen (billions)
Japan	¥28.9	¥34.2	¥40.3
North America	455.5	484.2	610.8
Europe	8.1	7.2	12.6
Asia	2.8	3.1	8.0
Other Regions	20.6	19.5	26.3

Total	¥516.1	¥548.5	¥698.1

Financial Service revenue as a percentage of total sales revenue	7%	5%	6%

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

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer during the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012		2013		2014
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	392	¥86.4	314	¥83.1	314	¥77.9
North America	2,314	72.1	2,604	84.6	2,718	97.4
Europe	1,121	55.4	1,004	52.3	1,032	64.2
Asia	1,472	40.0	1,572	36.9	1,500	40.2
Other Regions	520	23.0	577	23.5	472	24.3

Total	5,819	¥277.1	6,071	¥280.6	6,036	¥304.2

Power Product and Other revenue as a percentage of total sales revenue		3%		3%		3%

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

As for the automobile distribution network, at present, approximately 740 retail dealers operate approximately 2,200 shops and sell models including the Accord, Accord Hybrid, Accord Plug-in Hybrid, Accord Tourer, CR-Z, Fit, Fit Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, Insight, Stream, CR-V, Elysion, Odyssey, Step WGN, VEZEL, VEZEL Hybrid, Acty, Life, N-Box, N-Box +, N-ONE, N-WGN, and Vamos.

Power products are distributed in Japan to approximately 1,110 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Training programs on automobile service technicians are provided for dealers regularly by Honda’s Automobile Sales Operations (Japan).

Overseas Sales

In fiscal 2014, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,040 independent local dealers for motorcycles, approximately 1,310 for automobiles and approximately 8,000 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled 274 dealerships at the end of fiscal 2014. The Acura network offers ILX, MDX, RDX, RLX, TL and TSX models.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, CR-V, Crosstour, Odyssey, Pilot, Ridgeline, Acura ILX, Acura MDX, Acura RDX and Acura TL to other markets. In fiscal 2014, Honda exported approximately 94,600 units from North America to 54 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,400 independent local dealers for motorcycles, approximately 1,150 for automobiles and approximately 2,850* for power products.

*	Total number represents dealers in 12 countries which fall under the management of Honda foreign sales subsidiaries in the region.

In Asia, Honda’s products are distributed through approximately 14,070 independent local dealers for motorcycles, approximately 1,580 for automobiles and approximately 3,500* for power products.

*	Total number represents dealers in six countries where Honda has foreign sales subsidiaries.

The Company exports motorcycle components to 14 countries, including Indonesia, Thailand and Vietnam, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company exports automobile components to 15 countries, including the United States, China and Canada, where automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company also exports power product components to six countries, including India, France and China, where power products are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

Service and Parts Related Operations Overseas

Honda provides its overseas operations, joint venture firms, independent distributors and licensees with spare parts and necessary technical information, which they in turn supply to wholesale or retail dealers, either directly or through one or more spare parts distributors.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 42% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2014.

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

Environmental and Safety Regulation

Honda is subject to various government regulations, including environmental and safety regulations for automobiles, motorcycles and power products. Such regulations relate to items such as emissions, fuel economy, recycling and safety and have had, and are expected to continue to have, material effects on Honda’s business. Honda has incurred significant compliance and other costs in connection with such regulations and will incur future compliance and other costs for new and upcoming regulations. Relevant environmental and safety regulations are described below.

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In March 2008, to strengthen the enforcement of laws, the 2009 Exhaust Emission Standards were created after the passage of long-term regulation. Long-term targets for gasoline vehicles remained unchanged except those for direct injection gasoline vehicles, which were also required to meet the particulate matter (PM) standard. New long-term emissions targets for diesel vehicles were lowered by more than 60% from the 2005 level of nitrogen oxides (NOx) and PM standards.

In 2010, the Central Environmental Council in the Ministry of Environment reviewed the current JC08 mode for emission testing and began to consider the introduction of the Worldwide harmonized Light vehicle Test Procedure (WLTP).

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

In March 2009, the CARB finalized the Zero Emission Vehicle (ZEV) regulation to require 7,500 Fuel Cell Vehicles (FCV) in the entire industry instead of the previous requirement of 2,500 FCV. In addition, manufacturers were required to sell a significant number of Enhanced Advanced Technology Partial Zero Emission Vehicles (Enhanced AT-PZEV) in the market after the 2012 model year.

In August 2012, the CARB issued the Advanced Clean Car package of regulations, which included amendments to the California Low Emission Vehicle Program III (LEV III) and ZEV regulations. The LEV III regulation, which applies to 2015 and subsequent model years, tightened limits on emissions and evaporative emissions. The ZEV regulation was revised so that requirements could be satisfied by TZEV (formerly, Enhanced AT-PZEV) and ZEV alone for 2018 and subsequent model years. Also, for 2018 and subsequent model years, the credit value eligible for each ZEV category was decreased drastically, which consequently increases the required sales volume dramatically. The BEVx category, which includes battery electric vehicles with auxiliary power units, was also added as a ZEV category. Currently, many states have adopted California LEV III and ZEV regulations.

In March 2014, the Environmental Protection Agency (EPA) finalized Tier 3 regulation, the federal emission and fuel standards. Tier 3 requires gasoline fuels at pump to have an average sulfur content of 10 parts-per-million, which is already implemented in Europe and Japan. It also sets exhaust and evaporative emission standards equivalent to California LEV III. In other words, it enables auto manufacturers to sell some of the same vehicles they sell in California in states that have not adopted LEV III.

Europe

In 2005, the European Union created new emission standards (Euro 5 and Euro 6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro 5 was implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles were further lowered compared to the Euro 4 level for hydro-carbons (HC), NOx and PM. PM mass emission standards shall apply only to vehicles with direct injection engines.

Additionally, Euro 5 required limits on particle number emissions from diesel vehicles, and implemented new test measurements for PM mass emissions from gasoline vehicles with direct injection engines and diesel vehicles on and after September 2011.

Euro 6 will be implemented from September 2014. Emission limits for diesel vehicles will be lowered even more than the Euro 5 levels for HC and NOx. Additionally, Euro 6 will require limits on particle numbers from gasoline vehicles with direct injection engines.

Russia

The Euro 4 regulation has been in effect from January 2010. Additionally, the Euro 5 regulation was implemented in January 2014.

China

China adopted Step 3 and Step 4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro 3 and Euro 4). Step 3 was implemented in 2007 and Step 4 was implemented in July 2010. In addition, China has promulgated rules to implement Step 5 emission regulations in 2018, based on Euro 5.

In the city of Beijing, Step 4 was implemented in March 2008 and Step 5 was implemented in February 2013. In addition, the city of Beijing is considering the introduction of Step 6 emission regulations in 2016.

Other Regions

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro 2 and Euro 3). Some of these countries are considering the introduction of Euro 4 and Euro 5.

Australia implemented Euro 4-equivalent regulations in July 2008. In addition, Australia introduced Euro 5-equivalent regulations from November 2013.

2. Fuel Economy / CO2

Japan

In 2005, discussions about the “POST-2010” standard took place among the applicable ministries and industries. In February 2007, the final “POST-2010” target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

In June 2010, the Ministry of Land, Infrastructure and Transport (MLIT) and the Ministry of Economy, Trend and Industry (METI) set out a committee, respectively, and jointly commenced a study to formulate new fuel economy standards for passenger motor vehicles for 2020. The new standards were announced in March 2013. The next term fuel economy standards improve the 2015 standards by 19.6% and adopt the Corporate Average Fuel Economy (CAFE) calculation method.

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

The EPA and the NHTSA jointly finalized the U.S. federal Green House Gas (GHG) regulation from the 2012 model year in accordance with President Obama’s announcement. The standard for the 2016 model year is 250 g-CO2/mile, or 35.5 mpg over the industry average. In addition, a manufacturer is also deemed to comply with CARB GHG regulation if the manufacturer complies with EPA-GHG, based on an agreement among the White House, the CARB and the industry.

In March 2008, the EPA denied California’s GHG regulation waiver request. On January 26, 2009, President Obama announced that he had directed the EPA to review California’s waiver request. The EPA approved the waiver on July 8, 2009 because the CARB promised that a manufacturer was also deemed to comply with CARB GHG regulation if the manufacturer complied with EPA-GHG from the 2012 through 2016 model years.

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

Europe

In 2008, the European parliament adopted CO2 regulations in response to concerns related to possible global climate changes. The adopted CO2 regulations were published by the Official Journal in June 2009.

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

In 2014, a new regulation was issued, requiring more stringent regulation that targets 95 g/km of CO2 for 2020.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005 and Step 2 was implemented in 2008. Step 3 was implemented in 2012. It will be a Corporate Average Fuel Consumption regulation from Step 3. In addition, China is considering the introduction of Step 4 in 2016.

Other Regions

India has promulgated rules to introduce fuel economy / CO2 regulations in 2015 and 2020 in a phased manner.

Australia is considering introducing fuel economy / CO2 regulations.

Taiwan is considering introducing fuel economy / CO2 regulations.

Mexico finalized rules in June 2013 to introduce fuel economy / CO2 regulations for the 2014 through 2016 model years.

3. Recycling / End-of-Life Vehicles (ELV) / REACH

Japan

Japan enacted the Automobile Recycling Law in July 2002, which required manufacturers to take back air bags, fluorocarbon and shredder residue derived from end-of-life vehicles (ELV), which became effective on January 1, 2005. ELV processing costs are collected from owners of cars currently in use and purchasers of new cars.

Europe

On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which became effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the European Chemicals Agency, based on annual production or import quantity levels. Submitting a pre-registration between June 1 and December 1, 2008 will allow the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances. The list of Substances of Very High Concern (SVHC) is amended periodically to include new substances. Currently, 73 substances are in the SVHC list. Upon a request by a consumer, a supplier of a product containing SVHC must provide the consumer with sufficient information, including at least the name of the substance, within 45 days.

On February 18, 2011, the first set of substances which require authorization for use after specified dates were announced. Manufacturers using these substances in Europe must either be authorized for use after submitting an application or use substitute substances. Substances which require authorization will be added periodically. Currently, 14 substances require authorization.

Other Regions

Taiwan and Korea implemented automobile recycling laws on January 1, 2008, following the regulations established by the European Union and Japan. Turkey also implemented automobile recycling laws on December 12, 2010, following the regulations established by the European Union. In addition, China, Vietnam, India and Russia each have a plan to implement automobile recycling laws in the near future.

4. Safety

Japan

In November 2007, the MLIT issued safety standards, which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and post-crash. Furthermore, in 2011, they have adopted Economic Commission for Europe (ECE) R100, which was amended to incorporate the Japanese electrical safety standard.

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

In January 2010, the MLIT started preparing a guideline for noise measurements regarding the danger of hybrid vehicles remaining silent and also started studying how to regulate this.

In March 2010, in a session of the World Forum for Harmonization of Vehicle Regulations (WP29) of the United Nations Economic Commission for Europe, Japan proposed the establishment of “a mutual certification system of international vehicle type certifications”, which was agreed upon.

In March 2010, an accident in the Unites States caused by sudden unintended acceleration prompted the MLIT to consider introducing a “brake-override system”.

In May 2011, the MLIT introduced a pedestrian leg protection standard, adopting, for the first time in the world, a flexible leg impactor that features an improved biomechanism. The impactor has been made to match more similarly to the human body structure and its characteristics.

In August 2013, the MLIT adopted UN ECE R121, which regulates the location and identification of controls, tell-tales and indicators.

In November 2013, the MLIT adopted UN ECE R125, which regulates the front visibility of the motor vehicle driver.

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

In May 2009, the NHTSA issued a final rule to upgrade the vehicle roof crush standard. The rule newly introduces the “Two-sided Roof Test,” which imposes strength tests for both sides of the vehicle roof and increases the maximum applied load. For vehicles with a gross vehicle weight rating (GVWR) of 2,722 kg or less, manufacturers must comply with the upgraded requirements for 25% of all vehicles produced by 2012, 50% by 2013, 75% by 2014, and 100% by 2015. For heavier vehicles, manufacturers must comply with the standards on and after September 2016.

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

In April 2012, the NHTSA issued a proposed regulation that mandates installation of a brake-throttle override system. This rule was proposed to take proper measures against the following problem: a vehicle cannot be effectively decelerated/stopped in the event that the accelerator pedal cannot return to its stationary position even after the foot is taken off the accelerator pedal, because of the floor mat being caught in the accelerator pedal or any failure in the accelerator pedal. Manufacturers must comply with the new requirements within two years from September 1 of the date of publication of the final rule.

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

In March 2014, the NHTSA issued a final rule for FMVSS No. 111, which requires that rear visibility technology be installed in all new vehicles weighing under 10,000 pounds. The purpose is to reduce death and injury resulting from incidents when the driver is backing up. Manufacturers must comply with the new requirements for 10% of all vehicles produced from May 2016 to April 2017, 40% from May 2017 to April 2018, and all vehicles on and after May 2018.

Europe

The European Commission issued a new regulation for type approval requirements for the General Safety Regulation (GSR). It includes an installation requirement for the advanced safety system (Electronic Stability Control System (ESC) and Tire Pressure Monitoring Systems (TPMS)) and a tire performance requirement in order to improve the safety and environmental performance of vehicles.

In February 2011, the United Nations issued a revised ECE regulation relating to the installation of lighting devices, requiring automatic switching of dipped-beam headlamps. For M1 and N1 vehicles, the dipped-beam headlamps shall be switched on and off automatically relative to the ambient light conditions, if a vehicle is equipped with daytime running lamps on and after January 30, 2015.

Legislation regarding a new system called “eCall” is under consideration in the EU and the Customs Union, which is organized by Russia, Kazakhstan and Belarus. eCall is a system that can automatically transmit vehicle status (e.g., Supplemental Restraint System (SRS) deployment, location, direction and other information) to conventional infrastructures simultaneously with voice messages when accidents occur. Some relevant draft standards have been published in the EU. The effective date of the EU eCall for new vehicles is scheduled for the end of the first quarter in 2015. On the other hand, final standards were published in the Customs Union. The effective date of eCall for the Customs Union (ERA-GLONASS) is on and after January 1, 2015 for new vehicle types.

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

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydro-carbon levels and durability, are stricter than the current European regulations, namely the Euro 3 regulations.

Japan is planning to implement Phase 3 emission requirements by the end of 2016, which may involve consideration of simultaneous application of the fuel evaporative gas regulation as well as mandatory installation of the On-Board Diagnostics (OBD) system.

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

The EPA emission standard has strengthened the class III HC + NOx limit value to 0.8 g/km as of 2010 model year vehicles. As for greenhouse gases, reporting is mandated for each emission gas (CO2 from 2011 model year, CH4 from 2012 model year and N2O from 2013 model year, respectively.

Europe

The EU has issued regulations to reform the Whole Vehicle Type Approval (WVTA) scheme in order to further enforce exhaust emissions following the Euro 4 and Euro 5 steps. Euro 4 requirements will apply to new type approved vehicles from January 2016 and will apply to all vehicles registered from January 2017. Euro 5 requirements will apply to new type approved vehicles from January 2020 and will apply to all vehicles registered from January 2021. The new requirements introduce not only mode emission gas restrictions but also evaporative emission, durability and OBD requirements. As for L1e category vehicles (mopeds), the Euro 4 requirements will apply to new type approved vehicles from 2017 and will apply to all vehicles registered from 2018 based on the WVTA amendment.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

Japan, China, Korea, and India are considering new exhaust emission standards based on the next European WVTA.

In Brazil, the Worldwide-harmonized Motorcycle Test Cycle (WMTC) was introduced. The WMTC became effective from the beginning of 2014. Brazil introduced the WMTC durability requirement as of January 2014 and will introduce stricter emission limit and evaporative gas restrictions as of January 2016.

2. Recycling / REACH

Europe

The same REACH compliance required for motor vehicles is required for motorcycles.

Other Regions

Vietnam and India each have a plan to implement motorcycle recycling laws in the near future.

3. Safety

Japan

In November 2007, the MLIT issued safety standards which are applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and accidents. Further, in 2011, it adopted ECE R100, which was amended to incorporate the Japanese electrical safety standard.

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

Japan has implemented the EMC requirement (UNECE R10) as of August 1, 2011. The amended version (R10.04) will become applicable to new type vehicles from August 1, 2016 and to all vehicles from October 28, 2016.

Japan is also planning to adopt requirements for lighting devices (UN ECE R50) and symmetry front beams (UNECE R113) in 2014, and control/tell-tales (UNECE R60) in 2017.

The United States

The NHTSA adopted the global technical regulation for braking systems (GTR 3) into the federal standard (FMVSS 122) as part of standard harmonization activities. The new standard will be applicable to the vehicles produced on and after September 1, 2014.

The NHTSA amended the federal standard for lighting devices (FMVSS 108) to change visibility and other requirements, which became effective as of December 2012.

Europe

The EU has issued regulations to change the WVTA scheme in order to further enforce safety. The new safety regulations require advanced brake systems and functional safety and electrical safety requirements. The new EU WVTA (EU Regulation No. 168/2013) was published on March 2, 2013. This new system will become applicable to new type motorcycles from January 2016 and new type mopeds from January 2017.

The EU Commission finalized Delegated Regulations concerning environmental and propulsion unit performance (EU Regulation No. 134/2014), vehicle functional safety (EU Regulation No. 3/2014), vehicle construction and general requirements (EU Regulation No. 44/2014). The Implementing Regulation is expected to be published by July 2014 and the new regulations establishing the new EU WVTA system will be completed afterwards.

The new WVTA system requires motorcycle manufacturers to make vehicle repair and maintenance information available through their websites.

Other regions

The Brazilian government issued a new regulation regarding anti-theft devices, which requires installations of an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009. However, this regulation has not been implemented yet because the Prosecutors Office claimed it was unconstitutional and asked the courts to overturn it. Several amendments are scheduled to go into effect on the effective date (currently set for September 2014) in accordance with the phase-in application schedule, but the date of the actual implementation of this regulation is still unclear because of a court decision holding this regulation to be unconstitutional. Brazil is also considering issuing a new standard concerning motorcycle braking based on the UN ECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation.

The Gulf Cooperation Council (GCC) is considering introducing a motorcycle certification system which is scheduled to become effective as of July 2014. The GCC Standardization Organization (GSO) is currently discussing the applicable requirements and test methods.

Many Asian countries, such as India, Thailand, Indonesia, Malaysia, Korea and Vietnam, are introducing various regulations, regarding lighting, braking, and anti-theft, based on UN R (ECE) regulations.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

The EPA introduced more stringent exhaust standards and new evaporative emission standards for fuel tanks and fuel lines used in small non-road engines. The regulations applied starting in the 2011 model year for Class II engines (above 225 cc), in the 2012 model year for Class I engines (less than 225 cc and used in non-handheld applications) and generally in 2010 for handheld products. The EPA also adopted a more stringent level of emission standards for outboard and personal watercraft engines starting with the 2010 model year. This new regulation includes standards to control evaporative emissions for all vessels using marine spark-ignition engines.

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for outboard and personal watercraft engines from the 2012 model year. These new regulations include controls for evaporative emissions from the 2015 model year.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulations and are applicable to small spark-ignition engines for non-road mobile machinery with 19 kW or less. The phase 2 regulation with durability requirement has started from January 1, 2014.

Europe

European Committee started to consider the stage 3 regulation. Its requirement will follow U.S. EPA phase 3 and the effective date will be 2019 or 2020.

Japan

The Japan Land Engine Manufacturers Association (LEMA) has implemented Phase 3 voluntary exhaust emission regulation from January 1, 2014. The requirements are consistent with U.S. EPA Phase 3 regulation.

India

The Ministry of Environment issued a revised regulation for emission/noise standards applicable to gasoline/kerosene engine generators. The exhaust emission limits are very stringent. In particular, the CO level limit is less than half the limit allowed by U.S. EPA Phase 3. The effective date is June 2015.

2. Recycling /RoHS / WEEE / REACH

Europe

The same REACH compliance required for motor vehicles is required for power products. In June 2011, the European Union Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) was wholly revised and most power products will be within its scope after 2019.

Other regions

Turkey and several Asian countries have adopted regulations which are similar to the European regulations (such as RoHS and WEEE).

3. Safety

Japan

The Institute of Agricultural Machinery amended the safety standard of backward speed requirements for walk-behind equipment from 3.6 km/h to 1.8 km/h, and the interpretation of splash protection guard requirements for brush cutters. New models have had to comply with the standard from April 2010 and all models will need to comply with it from April 2015.

The United States

Based on the “Consumer Product Safety Improvement Act of 2008”, walk-behind lawn mowers have had to comply with certificate requirements from November 11, 2008. The CPSC has enhanced the recall system by this Act.

Europe

The Machinery Directive was changed and a new directive has been effective from December 29, 2009. The main changes were to clarify the scope of the directive (for example, whether it covered partly completed machinery, such as engine units), add a concrete description of market surveys and create an obligation to establish a penalty description for member states.

China

The General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) has issued a draft safety regulation for spark-ignition engines including a wide variety of requirements such as machinery safety, thermal protection, electrical safety, and others. It is expected to come into force in 2014.

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

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30% by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

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

C. Organizational Structure

As of March 31, 2014, the Company had 92 Japanese subsidiaries and 273 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	60.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2014, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,049	Automobiles
Hamamatsu, Shizuoka, Japan	2,298	Power products and transmissions
Suzuka, Mie, Japan	6,492	Automobiles
Ohzu-machi, Kikuchi-gun, Kumamoto, Japan	2,600	Motorcycles, all-terrain vehicles, power products and engines
Marysville, Ohio, U.S.A.	5,660	Automobiles
Anna, Ohio, U.S.A.	2,544	Engines
East Liberty, Ohio, U.S.A.	2,201	Automobiles
Lincoln, Alabama, U.S.A.	4,614	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,289	Automobiles
Alliston, Ontario, Canada	4,009	Automobiles and engines
El Salto, Mexico	3,756	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	3,155	Automobiles and engines
Guangzhou, China	845	Automobiles
Gurgaon, India	5,929	Motorcycles
Greater Noida, India	3,200	Automobiles
Karawang, Indonesia	2,048	Automobiles and engines
Ayutthaya, Thailand	3,975	Automobiles
Bangkok, Thailand	3,524	Motorcycles and power products
Phuc Yen, Vietnam	4,127	Motorcycles and automobiles
Buenos Aires, Argentina	1,350	Motorcycles and automobiles
Sumare, Brazil	3,454	Automobiles
Manaus, Brazil	7,957	Motorcycles and power products
Gebze, Turkey	747	Automobiles

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2014, the Company’s property, with a net book value of approximately ¥58.5 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in fiscal 2014 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥1,854.0 billion, increased by ¥467.2 billion from the previous year. Also, total capital expenditures, excluding property on operating leases, for the year amounted to ¥726.1 billion, increased by ¥132.5 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2013	2014	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥73,513	¥55,575	¥(17,938)
Automobile Business	505,045	656,412	151,367
Financial Services Business	793,669	1,128,460	334,791
Financial Services Business (Excluding Property on Operating Leases)	551	620	69
Power Product and Other Businesses	14,519	13,580	(939)
Total	¥1,386,746	¥1,854,027	¥467,281
Total (Excluding Property on Operating Leases)	¥593,628	¥726,187	¥132,559

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥55,575 million in the fiscal year ended March 31, 2014. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥656,412 million in the fiscal year ended March 31, 2014. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities. A new auto plant in Yorii-machi, Osato-gun, Saitama, Japan completed construction of its facilities for production in July 2013. A second auto plant of Honda De Mexico, S.A. de C.V., which is one of the Company’s consolidated subsidiaries, completed construction of facilities for production in February 2014. A second auto plant of Honda Cars India Limited, which is one of the Company’s consolidated subsidiaries, completed construction of facilities for production in February 2014.

In Financial services business, capital expenditures excluding property on operating leases amounted to ¥620 million in the fiscal year ended March 31, 2014, while capital expenditures for property on operating leases were ¥1,127,840 million. Capital expenditures in Power products and other businesses in the fiscal year ended March 31, 2014, totaling ¥13,580 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2014

During the fiscal year ended March 31, 2014, we modified our capital expenditure plans which were originally set out in the prior fiscal year. The modified plans are as follows:

The scale of a test course in a new R&D facility, which is under construction in Sakura-shi, Tochigi, Japan, has been changed. Also, a mega-solar power plant will be built on its property.

Managements mainly consider economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for fiscal year ending March 31, 2015 are shown below.

Fiscal year ending March 31, 2015
Yen (millions)
Motorcycle Business	¥77,400
Automobile Business	559,900
Financial Services Business	900
Power Product and Other Businesses	11,800

Total	¥650,000

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

Business Environment

Economic conditions in the U.S. continued to improve during the fiscal year ended March 31, 2014. This recovery in the U.S. was underscored by the job market improving, personal consumption increasing gradually, and strong housing investment. Economic conditions in Europe began showing signs of a recovery, despite negative GDP growth, high unemployment rates and other lingering weaknesses in the economy. As for conditions in Asia, the economy continued to expand in China, while the pace of economic expansion slowed in Thailand and became more gradual in India and Indonesia. Meanwhile, the Japanese economy recovered gradually owing, among other positive developments, to the employment situation improving and personal consumption expanding.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the company’s future financial results.

Overview of Fiscal Year 2014 Operating Performance

Honda’s consolidated net sales and operating revenues for the fiscal year ended March 31, 2014, increased from the fiscal year ended March 31, 2013, due mainly to increased net sales in Automobile business and Motorcycle business operations as well as favorable foreign currency translation effects. Operating income increased from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix as well as favorable foreign currency translation effects, which was partially offset by increased selling, general and administrative expenses, in addition to increased research and development expenses.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles totaled 10,343 thousand units in fiscal year 2014, an increase of 8.8% from the previous fiscal year, mainly due to the introduction of new models in India, among other countries.

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,560 thousand units in fiscal year 2014, an increase of 4.5% from the previous fiscal year. This growth was supported mainly by an increase in sales in Japan and North America as a result of new model introductions and full model changes.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,036 thousand units in fiscal year 2014, a decrease of 0.6% from the previous fiscal year. This minor setback was the result of diminishing sales in Asia and Other Regions which offset an increase in sales - mainly in North America.

Fiscal Year 2014 Compared with Fiscal Year 2013

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2014, increased by ¥1,964.5 billion, or 19.9%, to ¥11,842.4 billion from the fiscal year ended March 31, 2013, due mainly to increased net sales in Automobile business and Motorcycle business operations as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥458.4 billion, or 4.6%, compared to the increase as reported of ¥1,964.5 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,759.0 billion, or 18.8%, to ¥11,092.1 billion from the previous fiscal year. Cost of sales increased by ¥1,415.9 billion, or 19.3%, to ¥8,761.0 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated unit sales in Automobile business and Motorcycle business, and negative foreign currency effects. Selling, general and administrative expenses increased by ¥269.2 billion, or 18.9%, to ¥1,696.9 billion from the previous fiscal year, due mainly to increased product warranty expenses and increase in selling expenses attributable to increased consolidated unit sales in Automobile business and Motorcycle business. R&D expenses increased by ¥73.8 billion, or 13.2%, to ¥634.1 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income increased by ¥205.4 billion, or 37.7%, to ¥750.2 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses and increased R&D expenses. Excluding positive foreign currency effects of ¥288.7 billion, Honda estimates operating income decreased by ¥83.2 billion.

With respect to the discussion above of the changes, management identified factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated sales. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Euro, Japanese yen and others at the level of the Company and its material consolidated subsidiaries.

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates increased by ¥240.0 billion, or 49.1%, to ¥728.9 billion. The main factors behind this increase, except factors relating operating income, are as follows:

Unrealized gains and losses related to derivative instruments had a positive impact of ¥74.4 billion. Other income (expenses) excluding unrealized gains and losses related to derivative instruments had a negative impact of ¥39.8 billion, due mainly to an increase in foreign currency transaction losses.

Income Tax Expense

Income tax expense increased by ¥73.6 billion, or 41.2%, to ¥252.6 billion from the previous fiscal year. The effective tax rate decreased 1.9 percentage points to 34.7% from the previous fiscal year. The decrease in the effective tax rate was due mainly to a decrease in a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates.

Equity in Income of Affiliates

Equity in income of affiliates increased by ¥49.7 billion, or 60.1%, to ¥132.4 billion, due mainly to an increase in income attributable to increased net sales at affiliates in Asia and a recognition of impairment loss on certain investments in affiliates, which was included in the previous fiscal year.

Net Income

Net income increased by ¥216.1 billion, or 55.0%, to ¥608.7 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥9.1 billion, or 35.9%, to ¥34.6 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. increased by ¥206.9 billion, or 56.4%, to ¥574.1 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) totaled 10,343 thousand units, increased by 8.8% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia.

Revenue from external customers increased by ¥324.0 billion, or 24.2%, to ¥1,663.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales and positive foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥124.9 billion, or 9.3%, compared to the increase as reported of ¥324.0 billion, which includes positive foreign currency translation effects.

Operating costs and expenses increased by ¥268.7 billion, or 21.9%, to ¥1,498.0 billion from the previous fiscal year. Cost of sales increased by ¥218.5 billion, or 22.7%, to ¥1,181.5 billion, due mainly to an increase in costs attributable to increased consolidated unit sales and negative foreign currency effects. Selling, general and administrative expenses increased by ¥43.5 billion, or 21.8%, to ¥243.3 billion, due mainly to an increase in selling expenses attributable to increased consolidated unit sales and negative foreign currency effects. R&D expenses increased by ¥6.6 billion, or 10.0%, to ¥73.0 billion.

Operating income increased by ¥55.3 billion, or 50.2%, to ¥165.6 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses and increased R&D expenses.

Japan

Total industry demand for motorcycles in Japan* was approximately 470 thousand units in fiscal year 2014, an increase of roughly 7% from the previous fiscal year. This was attributable to an increase in sales of scooters and small to lightweight motorcycles, with engines ranging from 50cc to 250cc, due mainly to a spike in demand ahead of an increase in Japan’s consumption tax rate.

Honda’s consolidated unit sales in Japan were 226 thousand units in fiscal year 2014, up 4.1% from the previous fiscal year, owing to the launch of models such as the DUNK 50cc scooter and the GROM sporty motorcycle.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, increased approximately 1% from the previous year to approximately 690 thousand units in calendar year 2013. Unit sales growth reflected an improvement in consumer sentiment in line with falling unemployment rates.

Under these circumstances, Honda’s consolidated unit sales in North America increased 10.4% from the previous fiscal year to 276 thousand units in fiscal year 2014, mainly due to steady sales of models such as the CB500 series of middleweight road machines and the CRF250L on/off-road model, as well as favorable effects from the introductions of the all new sporty model, GROM and full model changes of utility ATVs such as TRX420 and TRX500 in the United States.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* declined around 11% from the previous fiscal year, to approximately 690 thousand units in calendar year 2013. Weak consumer sentiment due to continually high unemployment rates adversely affected demand.

Under these circumstances, Honda’s consolidated unit sales in Europe decreased 7.3% from the previous fiscal year to 166 thousand units in fiscal year 2014, mainly reflecting the lackluster market as a whole. This was despite brisk sales of the CB500 series of middleweight road machines, and a positive impact from the introduction of the sporty MSX125 model.

*	Based on Honda research: this only includes the following 10 countries – the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* declined around 1% from the previous year to approximately 40,980 thousand units in calendar year 2013.

Looking at market conditions by country, demand in India increased roughly 3% from the previous fiscal year to approximately 14,300 thousand units, while demand in China decreased around 9% from the previous year to approximately 11,510 thousand units. Indonesia saw demand increase around 8% from the previous year to approximately 7,740 thousand units, and Vietnam saw demand decline roughly 13% to approximately 2,700 thousand units. Demand in Thailand declined around 9% to approximately 1,930 thousand units.

Despite these circumstances, Honda’s consolidated unit sales in Asia increased 11.4% from the previous fiscal year to 7,858 thousand units in fiscal year 2014. This was due mainly to brisk sales of the ACTIVA scooter and DREAM Yuga small motorcycle, as well as the introduction of the DREAM Neo small motorcycle, in India.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is an affiliate accounted for under the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2014 increased around 15% from the previous fiscal year to approximately 4,700 thousand units. This was due mainly to consumer sentiment improving in line with incomes rising in Indonesia.

*	Based on Honda research: this only includes the following eight countries – Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, declined roughly 7% from the previous year to approximately 1,510 thousand units in calendar year 2013, mainly due to stricter lending standards for retail loans.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales increased 0.2% from the previous fiscal year to 1,817 thousand units in fiscal year 2014, mainly due to increased sales in South American countries other than Brazil. This, however, was partly offset by a decline in sales of small motorcycles such as the CG125 Fan and CG150 Fan, due mainly to the negative effects from stricter lending standards for retail loans in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,560 thousand units, increased by 4.5% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Japan and North America.

Revenue from external customers increased by ¥1,467.1 billion, or 19.0%, to ¥9,176.3 billion from the previous fiscal year, due mainly to increased consolidated unit sales and positive foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥304.4 billion, or 3.9%, compared to the increase as reported of ¥1,467.1 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased by ¥1,471.3 billion, or 19.0%, to ¥9,194.9 billion from the previous fiscal year.

Operating costs and expenses increased by ¥1,353.6 billion, or 18.2%, to ¥8,791.2 billion from the previous fiscal year. Cost of sales increased by ¥1,086.8 billion, or 18.5%, to ¥6,955.1 billion, due mainly to an increase in costs attributable to increased consolidated unit sales and negative foreign currency effects. Selling, general and administrative expenses increased by ¥199.3 billion, or 18.0%, to ¥1,304.6 billion, due mainly to increased product warranty expenses, an increase in selling expenses attributable to increased consolidated unit sales and negative foreign currency effects. R&D expenses increased by ¥67.3 billion, or 14.5%, to ¥531.4 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating income increased by ¥117.7 billion, or 41.2%, to ¥403.7 billion from the previous fiscal year, due mainly to continuing cost reduction and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses and increased R&D expenses.

Proportion of retail unit sales by vehicle category:

	Fiscal year ended March 31,
	2013	2014
Passenger cars:	60%	58%

Accord, Accord Hybrid, Accord Plug-in Hybrid, Accord Tourer, Amaze, Brio, Brio Amaze, Brio Satya, City, Civic, Civic Tourer, CRIDER, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid,

Honda MOBILIO, Insight, JADE, Spirior, Stream,

Acura ILX, Acura RLX, Acura TL, Acura TSX

Light trucks:	31%	32%
Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, VEZEL, VEZEL Hybrid, Acura MDX, Acura RDX

Mini vehicles:	9%	10%
Acty, Life, N-Box, N-Box +, N-ONE, N-WGN, Vamos

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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 40% higher, our passenger cars category was approximately 10% lower and our mini vehicles category was approximately 40% lower than total weighted average contribution margin for the fiscal year ended March 31, 2014. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 rose around 9% from the previous fiscal year to approximately 5,690 thousand units in fiscal year 2014. This was mainly due to sales receiving a boost in the second half of the fiscal year from a last-minute rise in demand before an increase in Japan’s consumption tax rate. Gains were offset in part by a backlash from the termination of eco-car subsidies.

Honda’s consolidated unit sales in Japan rose 18.5% from the previous fiscal year to 812 thousand units*2. This result was attributable to the introduction of the N-WGN and VEZEL and full model changes of the Fit and Odyssey.

In production activities, Honda’s unit production of automobiles increased 6.9% from the previous fiscal year to 936 thousand units in fiscal year 2014, mainly due to higher sales in Japan, despite the shift of some production overseas.

The Saitama Factory’s Yorii automobile plant, which had been under construction in Yorii-machi, Osato-gun, Saitama, began operation in July 2013. The manufacturing capacity of the Yorii Plant, which mainly produces the Fit and VEZEL, is 250 thousand units per year.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, rose around 8% from the previous year to approximately 15,600 thousand units in calendar year 2013. This was mainly attributable to improvements in employment conditions and upswings in consumer sentiment that led to a substantial increase in light truck sales and also a rise in small passenger car sales.

Under these circumstances, Honda’s consolidated unit sales in North America increased 1.5% from the previous fiscal year to 1,757 thousand units in fiscal year 2014. This was mainly due to strong sales of the Accord, Civic, CR-V and other models, as well as a full model change of the ACURA MDX.

In production activities, Honda manufactured 1,777 thousand units, up 5.3% from the previous fiscal year.

Honda de Mexico, S.A. de C.V., a consolidated subsidiary in Mexico, built a new plant with an annual production capacity of 200 thousand units in order to meet expected market expansion for small cars in North America. This new plant went into operation in February 2014.

*	Source: WardsAuto

Europe

Total demand for automobiles in Europe*1 decreased roughly 2% from the previous year to approximately 12,300 thousand units in calendar year 2013. The market diminished as a whole due mainly to unemployment rates remaining high and the weakness of the real economy in the eurozone, excluding the U.K. The market’s decline was offset in part by an economic recovery in the U.K., resulting in a pocket of growth in demand for automobiles. On the other hand, total demand for automobiles in Russia*2 decreased around 5% from the previous year to approximately 2,770 thousand units.

Honda’s consolidated unit sales in Europe decreased 1.2% from the previous year to 169 thousand units in fiscal year 2014. This was mainly due to a decline in unit sales of the Civic which offset sales generated by the launch of a new diesel engine equipped CR-V.

On the production front, unit output at Honda’s U.K. plant declined 21.6% from the previous fiscal year to 133 thousand units in fiscal year 2014.

*1:

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries and three EFTA countries, excluding Russia.

*2:	Source: AEB (The Association of European Businesses)

Asia

Total demand for automobiles in Asia decreased around 2% from the previous year to approximately 8,730 thousand units*1 in the 2013 calendar year. This was mainly due to the market shrinking as a consequence of a slowdown in the economy in India and the backlash from a termination of government subsidies in Thailand. Total demand for automobiles in China increased roughly 14% from the previous year to approximately 21,980 thousand units*2.

Honda’s consolidated unit sales in Asia outside Japan increased 1.1% from the previous fiscal year to 529 thousand units in fiscal year 2014. This increase was mainly attributable to strong sales of the Amaze and introduction of the City in India, and a boost from the introduction of the Honda MOBILIO in Indonesia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd., both of which are affiliates accounted for under the equity method in China. That said, unit sales in China increased 26.3% from the previous fiscal year to 757 thousand units in fiscal year 2014. The increase was mainly attributable to a full model change of the Accord and introduction of the Crider and Jade models.

Honda’s unit production by consolidated subsidiaries in Asia increased 2.0% from the previous fiscal year to 591 thousand units*3 in fiscal year 2014.

Meanwhile, unit production by Chinese equity-method affiliates Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd. increased 29.8% from the previous fiscal year to 764 thousand units in fiscal year 2014.

Honda Malaysia SDN BHD, a consolidated subsidiary in Malaysia, built a second production line with an annual capacity of 50 thousand units. This line went in to operation in October 2013.

In addition, P.T. Honda Prospect Motor, a consolidated subsidiary in Indonesia, constructed a new automobile plant with an annual production capacity of 120 thousand units that went into operation in January 2014.

Moreover, Honda Cars India Ltd., a consolidated subsidiary in India, constructed a new automobile plant with an annual production capacity of 120 thousand units that went into operation in February 2014.

*1:	The total is based on Honda research and includes the following 10 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Singapore, Taiwan, South Korea, India and Pakistan.

*2:	Source: China Association of Automobile Manufacturers

*3:	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil*, one of the principal markets among the Other Regions, decreased around 1% to approximately 3,570 thousand units in calendar year 2013.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 1.7% from the previous fiscal year to 293 thousand units in fiscal year 2014. This result was due to a decrease in sales mainly in Australia, which were partly offset by increased sales of the Civic and other models mainly in Brazil.

On the production front, Honda’s unit production in Brazil increased 0.3% from the previous fiscal year to 136 thousand units in fiscal year 2014.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association)) Includes passenger cars and light commercial vehicles.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,036 thousand units, decreased by 0.6% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Asia and Other Regions, which was partially offset by an increase in unit sales in North America.

Revenue from external customers increased by ¥23.5 billion, or 8.4%, to ¥304.2 billion from the previous fiscal year, due mainly to positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥10.4 billion, or 3.7%, compared to the increase as reported of ¥23.5 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased by ¥26.5 billion, or 9.1%, to ¥318.1 billion from the previous fiscal year.

Operating costs and expenses increased by ¥18.7 billion, or 6.2%, to ¥319.9 billion from the previous fiscal year. Cost of sales increased by ¥12.2 billion, or 5.7%, to ¥227.1 billion, due mainly to negative foreign currency effects. Selling, general and administrative expenses increased by ¥6.5 billion, or 11.6%, to ¥63.1 billion. R&D expenses decreased by ¥0.1 billion, or 0.4%, to ¥29.6 billion.

Operating loss was ¥1.7 billion, an improvement of ¥7.7 billion from the previous fiscal year, due mainly to positive foreign currency effects.

Japan

Honda’s consolidated unit sales of power product and other businesses in Japan remained about the same as the previous fiscal year at 314 thousand units in fiscal year 2014. This was mainly due to a decline in sales of portable power generators which offset an increase in sales of OEM* general-purpose engines and snow throwers.

*	OEM (Original Equipment Manufacturer): refers to the manufacturers of products and components sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America increased 4.4% from the previous fiscal year to 2,718 thousand units in fiscal year 2014. This was mainly attributable to an increase in sales of OEM engines which offset a decline in sales of portable power generators.

Europe

Honda’s consolidated unit sales in Europe increased 2.8% from the previous fiscal year to 1,032 thousand units in fiscal year 2014. This was mainly due to an increase in sales of OEM engines which offset a decline in sales of lawn mowers and snow throwers.

Asia

Honda’s consolidated unit sales in Asia decreased 4.6% from the previous fiscal year to 1,500 thousand units in fiscal year 2014. This was mainly attributable to a decline in sales of OEM engines in Thailand and portable power generators in India which offset an increase in sales of OEM engines and pumps in China.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) decreased 18.2% from the previous fiscal year to 472 thousand units in fiscal year 2014. This was mainly due to a decrease in sales of pumps and OEM engines in the Middle East.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through our finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

Total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries increased by ¥1,144.2 billion, or 19.5%, to ¥7,018.4 billion from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of finance subsidiaries-receivables and property on operating leases of finance subsidiaries as of the end of the year would have increased by approximately ¥641.4 billion, or 10.9%, compared to the increase as reported of ¥1,144.2 billion, which includes positive foreign currency translation effects.

Revenue from external customers in Financial services business increased by ¥149.6 billion, or 27.3%, to ¥698.1 billion from the previous fiscal year, due mainly to an increase in operating lease revenues and positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have increased by approximately ¥39.4 billion, or 7.2%, compared to the increase as reported of ¥149.6 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased by ¥148.3 billion, or 26.5%, to ¥708.5 billion from the previous fiscal year.

Operating costs and expenses increased by ¥123.7 billion, or 30.8%, to ¥525.8 billion from the previous fiscal year. Cost of sales increased by ¥103.9 billion, or 30.9%, to ¥440.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased operating lease revenues and negative foreign currency effects. Selling, general and administrative expenses increased by ¥19.7 billion, or 30.0%, to ¥85.6 billion from the previous fiscal year.

Operating income increased by ¥24.5 billion, or 15.6%, to ¥182.7 billion from the previous fiscal year, due mainly to positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Geographical Information

Japan

In Japan, revenue from domestic and export sales increased by ¥298.7 billion, or 7.7%, to ¥4,192.2 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business and Motorcycle business. Operating income increased by ¥35.6 billion, or 20.0%, to ¥214.0 billion from the previous fiscal year, due mainly to positive foreign currency effects, which was partially offset by increased R&D expenses and increased selling, general and administrative expenses.

North America

In North America, which mainly consists of the United States, revenue increased by ¥1,112.8 billion, or 22.9%, to ¥5,969.9 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business and positive foreign currency translation effects. Operating income increased by ¥81.9 billion, or 39.2%, to ¥290.9 billion from the previous fiscal year, due mainly to continuing cost reduction and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Europe

In Europe, revenue increased by ¥133.1 billion, or 20.7%, to ¥775.2 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by a decrease in revenue in Motorcycle business and Automobile business. Operating loss was ¥17.1 billion, a decrease of ¥17.5 billion of operating income from the previous fiscal year, due mainly to a decrease in income attributable to decreased net sales and model mix, which was partially offset by decreased selling, general and administrative expenses and positive foreign currency effects.

Asia

In Asia, revenue increased by ¥521.2 billion, or 22.6%, to ¥2,826.9 billion from the previous fiscal year, due mainly to an increase in revenue in Motorcycle business and positive foreign currency translation effects. Operating income increased by ¥71.1 billion, or 48.5%, to ¥217.9 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Other Regions

In Other Regions, revenue increased by ¥129.0 billion, or 14.4%, to ¥1,025.5 billion from the previous fiscal year, due mainly to an increase in revenue in Motorcycle business and positive foreign currency translation effects. Operating income increased by ¥9.2 billion, or 25.8%, to ¥44.9 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, which was partially offset by increased selling, general and administrative expenses.

Fiscal Year 2013 Compared with Fiscal Year 2012

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter, “net sales”) for the fiscal year ended March 31, 2013, increased by ¥1,929.8 billion, or 24.3%, to ¥9,877.9 billion from the fiscal year ended March 31, 2012, due mainly to increased net sales in Automobile business by recovery from the impact of the Great East Japan Earthquake and the floods in Thailand and positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥1,773.9 billion, or 22.3%, compared to the increase as reported of ¥1,929.8 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,616.4 billion, or 20.9%, to ¥9,333.1 billion from the previous fiscal year. Cost of sales increased by ¥1,425.5 billion, or 24.1%, to ¥7,345.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated unit sales in Automobile business and negative foreign currency effects. Selling, general and administrative expenses increased by ¥150.4 billion, or 11.8%, to ¥1,427.7 billion from the previous fiscal year, due mainly to an increase in selling expenses attributable to increased consolidated unit sales in Automobile business and increased product warranty expenses. R&D expenses increased by ¥40.4 billion, or 7.8%, to ¥560.2 billion from the previous fiscal year, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

Operating Income

Operating income increased by ¥313.4 billion, or 135.5%, to ¥544.8 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and increased R&D expenses. Excluding positive foreign currency effects of ¥35.8 billion, Honda estimates operating income increased by ¥277.6 billion.

With respect to the discussion above of the changes, management identified factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated sales. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Euro, Japanese yen and others at the level of the Company and its material consolidated subsidiaries.

Income before Income Taxes and Equity in Income of Affiliates

Income before income taxes and equity in income of affiliates increased by ¥231.4 billion, or 89.9%, to ¥488.8 billion. The main factors behind this increase, except factors relating operating income, are as follows:

Unrealized gains and losses related to derivative instruments had a negative impact of ¥36.8 billion. Other income (expenses) excluding unrealized gains and losses related to derivative instruments had a negative impact of ¥45.0 billion, due mainly to an increase in foreign currency transaction losses.

Income Tax Expense

Income tax expense increased by ¥43.2 billion, or 31.9%, to ¥178.9 billion from the previous fiscal year. The effective tax rate decreased 16.1 percentage points to 36.6% from the previous fiscal year. The decrease in the effective tax rate was due mainly to a decrease in adjustments for the change in income tax laws in Japan and a decrease in impact on recognition of valuation allowance.

Equity in Income of Affiliates

Equity in income of affiliates decreased by ¥17.6 billion, or 17.6%, to ¥82.7 billion, due mainly to a recognition of impairment loss on certain investments in affiliates and a decrease in income attributable to decreased net sales at affiliates in Asia.

Net Income

Net income increased by ¥170.5 billion, or 76.8%, to ¥392.6 billion from the previous fiscal year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥14.8 billion, or 140.6%, to ¥25.4 billion from the previous fiscal year.

Net Income attributable to Honda Motor Co., Ltd.

Net income attributable to Honda Motor Co., Ltd. increased by ¥155.6 billion, or 73.6%, to ¥367.1 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) totaled 9,510 thousand units, increased by 9.9% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia.

Revenue from external customers decreased by ¥9.2 billion, or 0.7%, to ¥1,339.5 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by increased consolidated unit sales. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥45.2 billion, or 3.4%, compared to the decrease as reported of ¥9.2 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased by ¥23.0 billion, or 1.9%, to ¥1,229.3 billion from the previous fiscal year. Cost of sales increased by ¥24.0 billion, or 2.6%, to ¥963.0 billion, due mainly to an increase in costs attributable to increased consolidated unit sales, which was partially offset by positive foreign currency effects. Selling, general and administrative expenses decreased by ¥4.0 billion, or 2.0%, to ¥199.8 billion, due mainly to decreased product warranty expenses and positive foreign currency effects, which was partially offset by an increase in selling expenses attributable to increased consolidated unit sales. R&D expenses increased by ¥3.1 billion, or 4.9%, to ¥66.4 billion.

Operating income decreased by ¥32.3 billion, or 22.7%, to ¥110.2 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by continuing cost reduction.

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

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, during calendar year 2012 increased approximately 2% from the previous year to approximately 680 thousand units, although demand has yet to fully recover. Unit sales growth reflected stronger consumer sentiment in line with improvement in the unemployment rate and income levels.

Under these circumstances, Honda’s consolidated unit sales in North America for fiscal year 2013 increased 25.0% from the previous fiscal year to 250 thousand units. Of this, consolidated unit sales of motorcycles increased 43.0% from the previous fiscal year to 153 thousand units, mainly due to steady sales of models such as the newly introduced large NC700X model featuring outstanding fuel economy and the PCX model scooter. Consolidated unit sales of ATVs rose 4.3% to 97 thousand units, mainly due to brisk sales of utility ATVs such as the TRX420 in the United States.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* during calendar year 2012 declined approximately 10% from the previous year to approximately 770 thousand units. Weak consumer sentiment due to growing economic instability adversely affected demand.

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

Asia

Total demand for motorcycles in Asia* during calendar year 2012 declined approximately 3% from the previous year to approximately 41,490 thousand units.

Looking at market conditions by country, demand in India increased approximately 5% from the previous year, to approximately 13,840 thousand units while demand in China decreased approximately 10% from the previous year, to approximately 12,630 thousand units. Indonesia saw demand decline approximately 12% from the previous year, to approximately 7,140 thousand units and Vietnam saw demand decline approximately 7% from the previous year, to approximately 3,100 thousand units. Demand in Thailand rose approximately 8% from the previous year, to approximately 2,130 thousand units.

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

Honda’s consolidated unit sales do not include unit sales of P.T. Astra Honda Motor in Indonesia, which is an affiliate accounted for under the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2013 decreased 4.3% from the previous fiscal year to 4,091 thousand units mainly due to the impact of Indonesian government’s regulations concerning down payments on two-wheeled vehicles.

*	Based on Honda research: this only included the following eight countries – Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, declined roughly 15% from the previous year to approximately 1,630 thousand units, mainly due to stricter lending standards for retail loans.

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

Revenue from external customers increased by ¥1,903.2 billion, or 32.8%, to ¥7,709.2 billion from the previous fiscal year, due mainly to increased consolidated unit sales and positive foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have increased by approximately ¥1,721.4 billion, or 29.6%, compared to the increase as reported of ¥1,903.2 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased by ¥1,900.8 billion, or 32.6%, to ¥7,723.5 billion from the previous fiscal year.

Operating costs and expenses increased by ¥1,537.6 billion, or 26.1%, to ¥7,437.5 billion from the previous fiscal year. Cost of sales increased by ¥1,349.6 billion, or 29.9%, to ¥5,868.2 billion, due mainly to an increase in costs attributable to increased consolidated unit sales and negative foreign currency effects. Selling, general and administrative expenses increased by ¥151.8 billion, or 15.9%, to ¥1,105.3 billion, due mainly to an increase in selling expenses attributable to increased consolidated unit sales and increased product warranty expenses. R&D expenses increased by ¥36.1 billion, or 8.5%, to ¥464.0 billion, due mainly to improving safety and environmental technologies and enhancing of the attractiveness of the products.

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

Japan

Total demand for automobiles in Japan*1 rose approximately 10% from the previous fiscal year, to approximately 5,210 thousand units in fiscal year 2013. Automobile sales held firm thanks to the pump-priming effect of government stimulus policies that provided tax breaks and subsidies for purchasing eco-cars in the first half of the fiscal year. Another contributing factor was the recovery from the Great East Japan Earthquake.

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

North America

In calendar year 2012, total industry sales of automobiles in the United States*, the principal market within North America, rose approximately 13% from the previous year to approximately 14,490 thousand units. The main contributing factors were an upswing in consumer sentiment, an improvement in the unemployment rate, and firm sales of passenger cars, in particular.

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

*	Source: WardsAuto

Europe

Total demand for automobile in Europe*1 decreased roughly 8% from the previous year, to approximately 12,520 thousand units in calendar year 2012. The market contracted as a whole, mainly due to weak consumer sentiment accompanying growing concerns about the economy, despite signs of a market recovery in the U.K. On the other hand, in Russia, total demand*2 increased approximately 11% from the previous year to approximately 2,930 thousand units.

Honda’s consolidated unit sales in Europe increased 8.2% from the previous fiscal year to 171 thousand units. The main contributing factors were the launch of the all-new CR-V model, and the rollout of a Civic model fitted with a new diesel engine.

On the production front, unit output at Honda’s U.K. plant in fiscal year 2013 increased 62.8% from the previous fiscal year to 170 thousand units.

*1:

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries and three EFTA countries., excluding Russia

*2:	Source: AEB (The Association of European Businesses)

Asia

In Asia, in calendar year 2012, total demand increased approximately 13% from the previous year to approximately 8,920 thousand units*1, mainly due to market expansion in Indonesia and India. Another factor was growth in Thailand’s sub-compact segment of the market, which is eligible for government subsidies. Total demand in China rose around 4% from the previous year to approximately 19,300 thousand units*2.

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

On the production front, Honda’s unit production in Brazil increased 67.8% from the previous fiscal year to 135 thousand units in fiscal year 2013.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association)) Includes passenger cars and light commercial vehicles

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,071 thousand units, increased by 4.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America and Asia.

Revenue from external customers increased by ¥3.5 billion, or 1.3%, to ¥280.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales of power products and positive foreign currency translation effects, which was partially offset by decreased sales of Other business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, net sales for the year would have decreased by approximately ¥1.2 billion, or 0.4%, compared to the increase as reported of ¥3.5 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased by ¥1.9 billion, or 0.7%, to ¥291.6 billion from the previous fiscal year.

Operating costs and expenses increased by ¥7.4 billion, or 2.5%, to ¥301.2 billion from the previous fiscal year. Cost of sales increased by ¥6.2 billion, or 3.0%, to ¥214.8 billion, due mainly to an increase in costs attributable to increased net sales of Power products business and negative foreign currency effects. Selling, general and administrative expenses increased by ¥0.08 billion, or 0.1%, to ¥56.6 billion. R&D expenses increased by ¥1.1 billion, or 4.1%, to ¥29.7 billion.

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

*	OEM (Original Equipment Manufacturer): refers to the manufacturers of products and components sold under a third-party brand.

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

Revenue from external customers in Financial services business increased by ¥32.3 billion, or 6.3%, to ¥548.5 billion from the previous fiscal year, due mainly to an increase in operating lease revenues and positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, revenue for the year would have increased by approximately ¥8.4 billion, or 1.6%, compared to the increase as reported of ¥32.3 billion, which includes positive foreign currency translation effects. Revenue including intersegment sales increased by ¥33.6 billion, or 6.4%, to ¥560.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥45.5 billion, or 12.8%, to ¥402.0 billion from the previous fiscal year. Cost of sales increased by ¥42.9 billion, or 14.7%, to ¥336.2 billion from the previous fiscal year, due mainly to an increase in costs related to lease residual values and negative foreign currency effects. Selling, general and administrative expenses increased by ¥2.5 billion, or 4.0%, to ¥65.8 billion from the previous fiscal year.

Operating income decreased by ¥11.8 billion, or 7.0%, to ¥158.1 billion from the previous fiscal year, due mainly to an increase in costs related to lease residual values.

Geographical Information

Japan

In Japan, revenue from domestic and export sales increased by ¥530.5 billion, or 15.8%, to ¥3,893.5 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business. Operating income was ¥178.4 billion, an increase of ¥288.2 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix and positive foreign currency effects, which was partially offset by increased R&D expenses and increased selling, general and administrative expenses.

North America

In North America, which mainly consists of the United States, revenue increased by ¥1,142.3 billion, or 30.8%, to ¥4,857.1 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business and positive foreign currency translation effects. Operating income decreased by ¥14.3 billion, or 6.4%, to ¥208.9 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses, which was partially offset by an increase in income attributable to increased net sales, model mix and continuing cost reduction.

Europe

In Europe, revenue increased by ¥61.3 billion, or 10.6%, to ¥642.1 billion from the previous fiscal year, due mainly to an increase in revenue in the Automobile business. Operating income was ¥0.4 billion, an increase of ¥12.5 billion of operating income from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix, which was partially offset by increased selling, general and administrative expenses.

Asia

In Asia, revenue increased by ¥815.1 billion, or 54.7%, to ¥2,305.6 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business and Motorcycle business. Operating income increased by ¥69.8 billion, or 90.9%, to ¥146.7 billion from the previous fiscal year, due mainly to an increase in income attributable to increased net sales and model mix and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses.

Other Regions

In Other Regions, revenue increased by ¥3.3 billion, or 0.4%, to ¥896.4 billion from the previous fiscal year, due mainly to an increase in revenue in Automobile business, which was partially offset by a decrease in revenue in Motorcycle business and negative foreign currency translation effects. Operating income decreased by ¥21.2 billion, or 37.3%, to ¥35.6 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses and negative foreign currency effects.

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

Product Warranty

We warrant our products for specific periods of time. We also provide specific warranty programs, including product recalls, as needed.

Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors.

We recognize costs for general warranties on products we sell and for specific warranty programs, including product recalls. We provide for general estimated warranty costs at the time products are sold to customers. We also provide for specific estimated warranty program costs at the time those costs for new warranty programs are deemed to be probable and can be reasonably estimated. Estimated warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. Since suppliers typically warrant these parts, the expected receivables from warranties of these suppliers are deducted from our estimates of accrued warranty obligations.

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

The changes in the accrued liabilities for those product warranties and net sales and other operating revenue for each of the years in the three-year period ended March 31, 2014 are as follows:

	Yen (millions)
	2012	2013	2014
Accrued Liabilities for product warranties
Balance at beginning of year	¥213,943	¥170,562	¥208,033
Warranty claims paid during the period	(82,547)	(64,942)	(104,090)
Liabilities accrued for warranties issued during the period*1	60,004	97,108	153,898
Changes in liabilities for pre-existing warranties during the period*2	(17,697)	(8,583)	397
Foreign currency translation	(3,141)	13,888	11,382

Balance at end of year	¥170,562	¥208,033	¥269,620

Net sales and other operating revenue	¥7,948,095	¥9,877,947	¥11,842,451

*[1]

Liabilities accrued for warranties issued during the period for the fiscal year ended March 31, 2014, was ¥153.8 billion, due mainly to the future warranty costs for product recalls in Automobile business.

*2

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

Credit losses are an expected cost of extending credit. The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk on consumer finance receivables can be affected by general economic conditions. Adverse changes such as a rise in unemployment rates can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collateral. Exposure to credit risk on consumer finance receivables is managed by monitoring and adjusting underwriting standards, which affect the level of credit risk that is assumed, pricing contracts for expected losses, and focusing collection efforts to minimize losses.

Our finance subsidiaries are also exposed to credit risk on operating lease assets. A portion of our finance subsidiaries’ operating leases are expected to terminate prior to their scheduled maturities when lessees default on their contractual obligations. Losses are generally realized upon the disposition of the repossessed operating lease vehicles. The factors affecting credit risk on operating leases and management of the risk are similar to that of consumer finance receivables.

Credit risk on dealer loans is affected primarily by the financial strength of the dealers within the portfolio, the value of collateral securing the financings, and economic factors that could affect the creditworthiness of dealers. Exposure to credit risk in dealer financing is managed by performing comprehensive reviews of dealers prior to establishing financing arrangements and continuously monitoring the payment performance and creditworthiness of dealers with existing financing arrangements.

The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables. Estimated losses on past due operating lease rental payments are also recognized with an allowance for credit losses. Our finance subsidiaries evaluate these estimates, at minimum, on a quarterly basis.

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses. Estimated losses on operating leases expected to terminate early due to lessee defaults are also determined collectively, consistent with the methodologies used for consumer finance receivables.

Wholesales receivables are individually evaluated for impairment when specifically identified as impaired. Wholesales receivables are considered to be impaired when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2014, the provision for fiscal 2014 and the allowance balance at the end of fiscal 2014 would have increased by approximately ¥4.1 billion and ¥2.4 billion, respectively. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2014.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on finance receivables:

	Yen (billions)
For the year ended March 31, 2012	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥25.5	¥1.4	¥1.4	¥28.4
Provision	10.3	0.3	0.0	10.8
Charge-offs	(21.1)	(0.7)	(0.0)	(21.9)
Recoveries	6.6	0.1	0.0	6.8
Adjustments from foreign currency translation	(0.9)	(0.0)	(0.0)	(1.0)

Balance at end of year	¥20.4	¥1.1	¥1.4	¥23.0

Ending receivable balance	¥3,328.1	¥380.3	¥301.3	¥4,009.8
Average receivable balance, net	¥3,233.1	¥366.1	¥243.7	¥3,843.0
Net Charge-offs as a % of average receivable balance	0.45%	0.16%	0.03%	0.39%
Allowance as a % of ending receivable balance	0.62%	0.30%	0.46%	0.57%

	Yen (billions)
For the year ended March 31, 2013	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥20.4	¥1.1	¥1.4	¥23.0
Provision	8.7	0.3	0.0	9.1
Charge-offs	(20.8)	(0.9)	(0.2)	(22.0)
Recoveries	8.1	0.1	0.0	8.2
Adjustments from foreign currency translation	1.1	0.0	0.0	1.3

Balance at end of year	¥17.6	¥0.7	¥1.2	¥19.7

Ending receivable balance	¥3,865.4	¥448.6	¥431.9	¥4,746.0
Average receivable balance, net	¥3,429.8	¥394.5	¥334.1	¥4,158.4
Net Charge-offs as a % of average receivable balance	0.37%	0.21%	0.08%	0.33%
Allowance as a % of ending receivable balance	0.46%	0.18%	0.30%	0.42%

	Yen (billions)
For the year ended March 31, 2014	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥17.6	¥0.7	¥1.2	¥19.7
Provision	18.6	0.3	1.4	20.4
Charge-offs	(27.5)	(0.5)	(0.4)	(28.5)
Recoveries	11.6	0.0	0.0	11.7
Adjustments from foreign currency translation	1.2	0.0	0.2	1.4

Balance at end of year	¥21.6	¥0.6	¥2.5	¥24.8

Ending receivable balance	¥4,678.7	¥422.9	¥497.3	¥5,599.0
Average receivable balance, net	¥4,358.0	¥457.1	¥446.6	¥5,261.8
Net Charge-offs as a % of average receivable balance	0.36%	0.10%	0.09%	0.32%
Allowance as a % of ending receivable balance	0.46%	0.15%	0.52%	0.44%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (billions)
	2012	2013	2014
Provision for credit losses on past due rental payments	¥1.1	¥1.1	¥1.7
Impairment losses on operating leases due to early termination	¥1.5	¥4.7	¥3.3

Fiscal Year 2014 Compared with Fiscal Year 2013

The provision for credit losses on finance receivables increased by ¥11.2 billion, or 122.9%, and net charge-offs increased by ¥2.9 billion, or 21.6%. The increase in net charge-offs was primarily due to the increase in finance receivables and declines in used vehicle prices which reduced recoveries on repossessed collateral in North America. Impairment losses on operating leases due to early termination decreased by ¥1.4 billion, or 29.8%.

Fiscal Year 2013 Compared with Fiscal Year 2012

The provision for credit losses on finance receivables decreased by ¥1.6 billion, or 15.3%, and net charge-offs decreased by ¥1.3 billion, or 9.0%. The decline in net charge-offs is due mainly to the improved credit quality of our North American portfolio. Impairment losses on operating leases due to early termination increased by ¥3.2 billion, or 213.3%. The increase was primarily attributable to the increase in the volume of operating lease assets in North America.

Losses on Lease Residual Values

Our finance subsidiaries in North America determine contractual residual values of lease vehicles at lease inception based on expectations of future used vehicle values, taking into consideration external industry data and our own historical experience. Lease customers have the option at the end of the lease term to return the vehicle to the dealer or to buy the vehicle for the contractual residual value (or if purchased prior to lease maturity, at the outstanding contractual balance). Returned lease vehicles can be purchased by the grounding dealer for the contractual residual value (or if purchased prior to lease maturity, at the outstanding contractual balance) or through market based pricing programs. Returned lease vehicles that are not purchased by the grounding dealers are sold through online and physical auctions. We are exposed to risk of loss on the disposition of returned lease vehicles when the proceeds from the sale of the vehicles are less than the contractual residual values at the end of the lease term.

We assess our estimates for end of term market values of lease vehicles, at minimum, on a quarterly basis. The primary factors affecting the estimates the percentage of leased vehicles that we expect to be returned by the lessee at the end of lease term and the expected loss severity. Factors considered in this evaluation include, among other factors, economic conditions, historical trends, and market information on new and used vehicles. For operating leases, adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are included as depreciation expense. For direct financing leases, downward adjustments for declines in estimated residual values deemed to be other-than-temporary are recognized as a loss on lease residual values in the period in which the estimate changed.

We also review our investment in operating leases for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. If impairment conditions are met, impairment losses are measured by the amount carrying values exceed their fair values. There were no events or circumstances that indicated that the carrying values of our operating leases would not be recoverable during the fiscal years ended March 31, 2012, 2013, and 2014.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2014, were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumption constant, the total impact would be an increase in depreciation expense by approximately ¥4.6 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥0.6 billion, which would be recognized over the remaining lease terms. With the same prerequisites shown above, if future auction values in our North American direct financing lease portfolio were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.1 billion. And if future return rates were to increase by one percentage point from our present estimates, the total impact would be slight. Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions in fiscal 2014. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Fiscal Year 2014 Compared with Fiscal Year 2013

Losses on lease residual values on direct financing leases declined by ¥0.4 billion, or 51.4%. The decrease in losses on lease residual values was due to an improvement in used vehicle prices in North America compared with fiscal year 2013.

Fiscal Year 2013 Compared with Fiscal Year 2012

Losses on lease residual values on direct financing leases declined by ¥0.6 billion, or 47.4%. Incremental depreciation on operating leases increased by ¥6.7 billion, due mainly to declines in used vehicle prices in North America compared with fiscal year 2012 which showed near historical high.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. The discount rate is determined mainly based on the rates of high quality corporate bonds currently available and expected to be available during the period to maturity of the defined benefit pension plans. The salary increase assumptions reflect our actual experience as well as near-term outlook. Honda determines the expected long-term rate of return based on the investment policies. Honda considers the eligible investment assets under investment policies, historical experience, expected long-term rate of return under the investing environment, and the long-term target allocations of the various asset categories. Our assumed discount rate and rate of salary increase as of March 31, 2014 were 1.5% and 2.2%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2014 was 3.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2014 were 4.6~4.8% and 2.5~3.9%, respectively, and our assumed expected long-term rate of return for fiscal 2014 was 6.0~7.4% for foreign plans.

We believe that the accounting estimates related to our pension plans are “critical accounting estimate” because changes in these estimates can materially affect our financial condition and results of operations.

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

Japanese Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-89.7/+100.8	+59.5/-66.9	-1.8/+2.3
Expected long-term rate of return	+0.5/-0.5	—	—	-4.2/+4.2

Foreign Plans

Yen (billions)
Assumptions	Percentage point change (%)	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-61.0/+71.0	+44.2/-52.0	-4.4/+4.9
Expected long-term rate of return	+0.5/-0.5	—	—	-2.8/+2.8

*1	Note that this sensitivity analysis may be asymmetric, and are specific to the base conditions at March 31, 2014.

*2	Funded status for fiscal 2014 is affected by March 31, 2014 assumptions.
Pension expense for fiscal 2014 is affected by March 31, 2013 assumptions.

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

Due to the Company’s remeasurement based on technical merits regarding transfer pricing matters of overseas transactions between the Company and foreign affiliates, the Company has decreased a portion of unrecognized tax benefits during the year ended March 31, 2014.

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

Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2013 and 2014. The amount of the deferred tax assets considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors and our consolidated results of operation could be adversely affected.

New Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 “Revenue from Contracts with Customers”, which amends the revenue recognition requirements in the FASB Accounting Standards Codification (ASC). This statement requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The statement shall be applied using one of two methods: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying this statement recognized at the date of initial application. The Company has not yet determined which method it will apply. This statement is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Honda is currently evaluating the impact of this statement on the Company’s consolidated financial position or results of operations.

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

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥565.3 billion as of March 31, 2014. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper, corporate bonds, and intercompany loans. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥5,838.2 billion as of March 31, 2014.

Cash Flows

Fiscal Year 2014 Compared with Fiscal Year 2013

Consolidated cash and cash equivalents on March 31, 2014 decreased by ¥37.2 billion from March 31, 2013, to ¥1,168.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥1,229.1 billion of cash inflows. Cash inflows from operating activities increased by ¥428.4 billion compared with the previous fiscal year, due mainly to an increase in cash received due to increased unit sales in Automobile business, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥1,708.7 billion of cash outflows. Cash outflows from investing activities increased by ¥638.9 billion compared with the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and purchases of operating lease assets, which was partially offset by an increase in collections of finance subsidiaries-receivables.

Net cash provided by financing activities amounted to ¥370.5 billion of cash inflows. Cash inflows from financing activities increased by ¥250.9 billion compared with the previous fiscal year, due mainly to an increase in proceeds from debt, which was partially offset by an increase in dividends paid.

Fiscal Year 2013 Compared with Fiscal Year 2012

Consolidated cash and cash equivalents on March 31, 2013 decreased by ¥40.9 billion from March 31, 2012, to ¥1,206.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥800.7 billion of cash inflows. Cash inflows from operating activities increased by ¥39.2 billion compared with the previous fiscal year, due mainly to an increase in cash received due to increased unit sales in Automobile business, which was partially offset by increased payments for parts and raw materials primarily caused by an increase in automobile production.

Net cash used in investing activities amounted to ¥1,069.7 billion of cash outflows. Cash outflows from investing activities increased by ¥396.6 billion compared with the previous fiscal year, due mainly to an increase in capital expenditure, acquisitions of finance subsidiaries-receivables and purchase of operating lease assets.

Net cash provided by financing activities amounted to ¥119.5 billion of cash inflows. Cash inflows from financing activities increased by ¥187.7 billion compared with the previous fiscal year, due mainly to an increase in proceeds from debt, which was partially offset by an increase in dividends paid.

Liquidity

The ¥1,168.9 billion in cash and cash equivalents at the end of the fiscal year 2014 corresponds to approximately 1.2 months of net sales, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,566.8 billion have committed lines of credit equivalent to ¥965.0 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2014.

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

C. Research and Development

Honda and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. To attain this goal, the Honda’s main R&D divisions operate independently as subsidiaries, allowing engineers to pursue their tasks with significant freedom. Product-related R&D is spearheaded by Honda R&D Co., Ltd. in Japan; Honda R&D Americas, Inc. in the United States; and Honda R&D Asia Pacific Co., Ltd. in Thailand. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. in the United States. All of these entities work in close association with our other entities and businesses in their respective regions.

Total consolidated R&D expenses amounted to ¥634.1 billion in the fiscal year ended March 31, 2014.

Motorcycle Business

In the motorcycle business segment, Honda is aiming to deliver appealing products in a timely manner that offer outstanding environmental performance and that will enable customers to experience the joy of ownership. To this end, we prioritized initiatives designed to bolster product appeal, strengthen cost competitiveness, quicken the pace of product and technology development, and respond to the demands of a low-carbon society.

Among major technological achievements, the CTX1300, CBR650F and CB650F models were launched globally. The CTX1300 is the new flagship model of the CTX series with “Comfort Technology Experience” as its development concept. The CBR and CB models were equipped with a newly developed DOHC parallel four-cylinder 650cc water-cooled four-stroke engine.

In Japan, the CBR400R, CB400F and 400X sports models equipped with a newly developed DOHC parallel twin-cylinder 400cc water-cooled four-stroke engine were launched. In addition, a new-model DUNK scooter equipped with a newly developed OHC single-cylinder 50cc water-cooled four-stroke “eSP” engine was also introduced.

R&D expenses in this segment amounted to ¥73.0 billion in the year ended March 31, 2014.

In terms of major race results, Honda won the rider, constructor and team divisions to become a triple-crown champion in MotoGP-class motorcycle racing.

Automobile Business

In the automobile business segment, Honda’s aim is to become the premier manufacturer of interesting, cleverly designed cars that enable customers to experience the joy of driving. The overall strategic direction is to develop “great products speedily, at affordable prices and with low CO2 emissions.”

Among major technological achievements in the automobile business segment, Honda developed and launched the all new N-WGN and N-WGN Custom models equipped with safety enhancements, including six airbags and a system that prevents the car from drifting sideways in reaction to abrupt turns of the steering wheel. In addition, Honda enhanced fuel economy by developing a new lightweight and compact hybrid system that can operate on one motor in electric vehicle (EV) mode. It was initially installed in the Fit Hybrid and the new VEZEL Hybrid models.

Moreover, a hybrid system combining a two-motor electric mode CVT powertrain with lithium ion batteries was developed for installation in the Accord Hybrid and Accord Plug-in Hybrid models. The capacity of the lithium ion battery was enlarged for the plug-in hybrid model to enable it to operate entirely in EV mode in most daily driving situations. As a result, a balance between nimble acceleration and fuel economy, which is characteristic of EVs, was realized in these two models.

Furthermore, a new hybrid system combining a three-motor electric mode and V6 engine with direct fuel injection to realize both superb acceleration performance and fuel economy was developed. This proprietary system with two motors mounted in the back is capable of independently controlling the torque to the left and right rear wheels, and will be installed in models to be launched in the near future.

As for other technological achievements, an omnidirectional safety system to assist drivers in avoiding accidents was developed. This system utilizes a microwave radar and a set of cameras to monitor the surroundings of a vehicle, and automatically provides braking and steering assistance to help the driver take evasive action.

R&D expenses in this segment amounted to ¥531.4 billion in the year ended March 31, 2014.

Power Product and Other Businesses

The power product business’ overall strategic direction is to proactively propose new and useful ideas that will bring joy to customers worldwide. The segment’s core technological initiatives focus primarily on (1) creating new products and technologies for developed countries, and (2) developing products for expanding markets in the emerging countries.

Among key technological achievements, Honda launched the HSS760n compact rotary snowblower equipped with an auger (snow-throwing unit) with a concentric, simultaneous forward, reverse mechanism that prevents the machine from riding up on top of hardened snow. Also launched was the HSL2511 large-sized snowblower equipped with a function for adjusting the angling of the auger, among other features. In the general-purpose engine category, the GP160H and GP200H engines were developed for sale in emerging markets. These engines were designed to share as many water pump and generator components produced in China as possible in order to lower their price and make them affordable to many more customers.

R&D expenses in this segment amounted to ¥29.6 billion in the year ended March 31, 2014.

Fundamental Research

Major initiatives in the fundamental research area included a joint trial research project for Honda’s walking assist device in collaboration with a leading U.S. rehabilitation institute in Chicago. Honda’s walking assist devices are being developed to help people who have walking impairments due to illness, injuries or weakened leg muscles due to old age, to regain biopedal mobility.

Honda also unveiled a UNI-CUB ß model of its UNI-CUB Personal Mobility Device, which enables riders to move at walking speed simply by shifting their weight and leaning in the direction they would like to go. This beta model was developed based on data and user feedback collected from trial demonstrations that began in June 2012.

Please note that expenses incurred in fundamental research are allocated among each business segment.

Patents and Licenses

As of March 31, 2014, Honda owned more than 20,800 patents in Japan and more than 25,900 patents abroad. Honda also had applications pending for more than 8,800 patents in Japan and for more than 15,700 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

(Guarantee)

As of March 31, 2014, we guaranteed ¥25.3 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥25.3 billion. As of March 31, 2014, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2014:

Contractual Obligations

	As of March 31, 2014
	Yen (millions)
	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Long-term debt	¥4,537,530	1,303,464	2,088,658	851,734	293,674
Operating leases	102,180	18,862	27,567	16,027	39,724
Purchase and other commitments*1	131,238	93,448	16,452	16,452	4,886
Interest payments*2	181,449	79,061	73,865	25,802	2,721
Contributions to defined benefit pension plans*3	79,240	79,240	—	—	—

Total	¥5,031,637	1,574,075	2,206,542	910,015	341,005

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2014.

*2	To estimate the schedule of interest payments, the company utilized the balances and average interest rates of borrowings and debts and derivative instruments as of March 31, 2014.

*3	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our consolidated financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Since it is difficult to estimate actual payment in the future related to our uncertain tax positions, unrecognized tax benefit totaled ¥6,983 million is not represented in the table above.

As of March 31, 2014, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

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

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Fumihiko Ike (May 26, 1952)	Chairman and Director of the Company, appointed in April 2013 (presently held)	*3	30,700

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

	Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2008

	President and Director of Asian Honda Motor Co., Ltd., appointed in April 2008

	Managing Director of the Company, appointed in June 2007

	Chief Operating Officer for Business Management Operations, appointed in April 2006

	Director of the Company, appointed in June 2003

	Chief Operating Officer for Power Product Operations, appointed in April 2003

	Joined Honda in February 1982

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito (August 29, 1953)	President, Chief Executive Officer and Director of the Company, appointed in April 2011 (presently held)	*3	29,700

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
Tetsuo Iwamura (May 30, 1951)

Corporate Brand Officer,

appointed in April 2014 (presently held)

Chairman of American Honda Motor Co., Inc.,

appointed in April 2014 (presently held)

Chief Operating Officer for Automobile Operations,

appointed in April 2013

Risk Management Officer,

appointed in April 2013 (presently held)

Director of the Company,

appointed in June 2012 (presently held)

Executive Vice President and Executive Officer,

appointed in April 2012 (presently held)

Senior Managing Officer of the Company,

appointed in June 2011

Senior Managing Officer and Director of the Company,

appointed in April 2011

Senior Managing Director of the Company,

appointed in June 2008

Chief Operating Officer for Regional Operations (North America),

appointed in April 2007

President and Director of Honda North America, Inc.,

appointed in April 2007

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

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda in April 1978

		*3	29,800

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Takashi Yamamoto (January 12, 1953)

Representative of Automobile Development, Purchasing and Production for Automobile Operations,

appointed in April 2014 (presently held)

Head of Automobile Production for Automobile Operations,

appointed in April 2014 (presently held)

President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.,

appointed in April 2014 (presently held)

Chief Production Officer,

appointed in April 2013 (presently held)

General Manager of Automobile Production Oversight Unit for Automobile Operations,

appointed in April 2013

Director of the Company,

appointed in June 2012 (presently held)

Senior Managing Officer of the Company,

appointed in April 2012 (presently held)

Chief Operating Officer for Production Operations,

appointed in April 2012

Managing Officer of the Company,

appointed in April 2011

General Manager of Automobile Production Planning Office, Production Operations,

appointed in April 2011

President and Director of Yutaka Giken Co., Ltd.,

appointed in June 2009

Managing Officer of the Company,

appointed in June 2007

General Manager of Saitama Factory of Production Operations,

appointed in April 2007

Operating Officer of the Company,

appointed in June 2005

President and Director, Honda Manufacturing of Alabama, LLC,

appointed in April 2005

Responsible for Quality, Certification and Regulation Compliance,

appointed in April 2004

Responsible for Quality, Certification and Regulation Compliance and Service Technology,

appointed in April 2002

Director of the Company,

appointed in June 2000

General Manager of Automobile Purchasing Division 1 for Purchasing Operations,

appointed in April 2000

Joined Honda in April 1977

		*3	21,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshiharu Yamamoto (March 19, 1953)

Chief Operating Officer for IT Operations,

appointed in April 2013 (presently held)

Senior Managing Officer and Director of the Company,

appointed in April 2012 (presently held)

Director of the Company,

appointed in June 2011

Managing Officer of the Company,

appointed in April 2011

President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.,

appointed in April 2011 (presently held)

Executive Vice President and Director of Honda R&D Co., Ltd.,

appointed in June 2010

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 2007

Managing Director of Honda R&D Co., Ltd.,

appointed in June 2005

Joined Honda in April 1973

		*3	21,400

Toshihiko Nonaka (September 15, 1957)

Director of the Company,

appointed in June 2014 (presently held)

Chief Operating Officer for Automobile Operations,

appointed in April 2014 (presently held)

Executive in Charge of Product and Brand Strategy for Automobile Operations,

appointed in April 2013

Executive Vice President, Executive Officer and Director of

Honda R&D Co., Ltd.,

appointed in April 2012

Managing Officer of the Company,

appointed in April 2011 (presently held)

Executive in Charge of Production for Automobile Operations,

appointed in April 2011

Senior Managing Officer and Director of Honda R&D Co., Ltd.,

appointed in April 2011

Senior Managing Director of Honda R&D Co., Ltd.,

appointed in June 2010

Joined Honda in April 1978

		*3	21,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

Responsible for Human Resources and Associate Relations,

appointed in April 2007

(also General Manager of Human Resources Division for Business Support Operations as of April 2006)

Joined Honda in April 1979

		*3	25,200

Nobuo Kuroyanagi (December 18, 1941)	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), appointed in April 2012 (presently held) End of tenure as Director of BTMU in March 2012 End of tenure as Director of Mitsubishi UFJ Financial Group, Inc. (MUFG) in June 2010 Director of MUFG, appointed in April 2010 Director of the Company, appointed in June 2009 (presently held) Chairman of BTMU, appointed in April 2008 President and CEO of MUFG, appointed in October 2005	*3	2,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hideko Kunii (December 13, 1947)

Director of the Company,

appointed in June 2014 (presently held)

General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology,

appointed in October 2013 (presently held)

Deputy President, Professor, Shibaura Institute of Technology Graduate School of Engineering Management,

appointed in April 2013 (presently held)

End of tenure as Chairperson of Ricoh IT Solutions Co., Ltd. in March 2013

End of tenure as Associate Director of Ricoh Co., Ltd. in March 2013

Professor, Graduate School of Engineering Management, Shibaura Institute of Technology,

appointed in April 2012 (presently held)

Vice Chairperson of Japan Information Technology Service Industry Association,

appointed in June 2011 (presently held)

Cabinet Member of Gender Equality Bureau Cabinet Office,

appointed in August 2009 (presently held)

Member of Committee of Innovation Network Corporation of Japan,

appointed in July 2009 (presently held)

Chairperson of Ricoh IT Solutions Co., Ltd.,

appointed in July 2009

Associate Director of Ricoh Co., Ltd.,

appointed in April 2009

Chairperson of Ricoh Software Co., Ltd. (Current Ricoh IT Solutions Co., Ltd.),

appointed in April 2008

Corporate Senior Vice President of Ricoh Co., Ltd.,

appointed in June 2005

General Manager of Software Research & Development of Ricoh Co., Ltd.,

appointed in October 2002

Corporate Vice President of Ricoh Co., Ltd.,

appointed in June 2000

The University of Texas at Austin, Doctor of Philosophy, May 1983

Joined Ricoh Co., Ltd. in May 1982

San Jose State University, Master of Science—Computer and Information Sciences, January 1976

Ochanomizu University, Master of Science—Physics, March 1973

		*3	0

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yuji Shiga (October 7, 1958)	Director of the Company, appointed in June 2012 (presently held) Chief Operating Officer for Power Product Operations, appointed in April 2012 (presently held) Operating Officer of the Company, appointed in April 2011 (presently held) Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations, appointed in April 2011 General Manager of Operation Office No. 2 in Regional Operations (Asia & Oceania), appointed in April 2010 General Manager of Operation Office No. 1 in Regional Operations (North America), appointed in April 2009 Joined Honda in April 1982	*3	13,500

Kohei Takeuchi (February 10, 1960)	Director of the Company, appointed in June 2013 (presently held) Chief Operating Officer for Business Management Operations, appointed in April 2013 (presently held) Operating Officer of the Company, appointed in April 2011 (presently held) General Manager of Accounting Division for Business Management Operations, appointed in April 2010 Joined Honda in April 1982	*3	13,100

Shinji Aoyama (December 25, 1963)	Director of the Company, appointed in June 2013 (presently held) Chief Operating Officer for Motorcycle Operations, appointed in April 2013 (presently held) Operating Officer of the Company, appointed in April 2012 (presently held) General Manager of Motorcycle Business Planning Office for Motorcycle Operations, appointed in April 2011 Joined Honda in April 1986	*3	9,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Noriya Kaihara (August 4, 1961)

Chief Operating Officer for Customer Service Operations,

appointed in April 2014 (presently held)

Head of Service Supervisory Unit for Automobile Operations,

appointed in April 2014 (presently held)

Director of the Company,

appointed in June 2013 (presently held)

Operating Officer of the Company,

appointed in April 2013 (presently held)

Chief Quality Officer,

appointed in April 2013 (presently held)

General Manager of Automobile Quality Assurance Division,

appointed in April 2012

General Manager of Parts Sales and Service Division

for Customer Service Operations,

appointed in April 2010

Joined Honda in April 1984

		*3	5,600
Corporate Auditors

Masaya Yamashita (April 5, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2012 (presently held)	*5	27,700

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

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunio Endo (August 23, 1957)	Corporate Auditor of the Company (full-time), appointed in June 2013 (presently held)	*6	8,800

	President and Director of American Honda Finance Corporation, appointed in November 2010

	President and Director of Honda Canada Finance Inc., appointed in November 2010

	Joined Honda in April 1981

Hirotake Abe (November 13, 1944)	Corporate Auditor of the Company, appointed in June 2011 (presently held)	*4	1,200

	Established the Certified Public Accountant Hirotake Abe Office in January 2010 (presently held)

	Retired from Deloitte Touche Tohmatsu LLC in December 2009

	Senior Adviser of Deloitte Touche Tohmatsu (presently, Deloitte Touche Tohmatsu LLC), appointed in June 2007

	End of tenure as Executive Member of Deloitte Touche Tohmatsu Limited in May 2007

	End of tenure as CEO of Tomatsu & Co. (presently, Deloitte Touche Tohmatsu LLC) in May 2007

	Executive Member of Deloitte Touche Tohmatsu Limited, in June 2004

	CEO of Tomatsu & Co. (presently, Deloitte Touche Tohmatsu LLC), appointed in June 2001

	Registered as certified public accountant in March 1974

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Tomochika Iwashita (November 14, 1946)	Corporate Auditor of the Company, appointed in June 2011 (presently held)	*4	1,200

	End of tenure as Director of Tokio Marine Holdings, Inc. in June 2010

	End of tenure as President and Director of Tokio Marine & Nichido Life Insurance Co., Ltd., in June 2010

	President and Director of Tokio Marine & Nichido Life Insurance Co., Ltd., appointed in June 2006

	End of tenure as Vice President and Director of Tokio Marine & Nichido Fire Insurance Co., Ltd., in June 2006

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

	Managing Director of Tokio Marine and Fire Insurance Co., Ltd. (presently, Tokio Marine & Nichido Fire Insurance Co., Ltd.), appointed in June 2002

Toshiaki Hiwatari (August 4, 1945)	Corporate Auditor of the Company, appointed in June 2012 (presently held) Registered with the Daiichi Tokyo Bar Association in September 2010 Advisor Attorney to TMI Associates, appointed in September 2010 (presently held) Retired from office in June 2010 Prosecutor General appointed in July 2008	*5	700

*1.	Directors Mr. Nobuo Kuroyanagi and Ms. Hideko Kunii are outside directors.

*2.	Corporate Auditors Mr. Hirotake Abe, Mr. Tomochika Iwashita and Mr. Toshiaki Hiwatari are outside corporate auditors.

*3.	The term of office of a Director is one year after his/her election to office at the close of the ordinary general meeting of shareholders on June 13, 2014.

*4.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2011.

*5.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 21, 2012.

*6.	The term of office of a Corporate Auditor is four years after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2013.

*7.	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Senior Managing Officers, Managing Officers and Operating Officers (excluding officers who also hold the position of Director) under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Senior Managing Officers

Sho Minekawa	Chief Operating Officer for Regional Operations (Japan)

Chief Officer of Honda Driving Safety Promotion Center

Koichi Fukuo	Executive in Charge of Business Unit No. 1 for Automobile Operations

Managing Officers

Takuji Yamada	Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Chief Executive Officer of American Honda Motor Co., Inc.

Yoshiyuki Matsumoto	Representative of Development, Purchasing and Production (Asia and Oceania)

Executive Vice President of Asian Honda Motor Co., Ltd.

President and CEO of Honda Motor India Private Ltd.

Ko Katayama	Executive in Charge of Production Strategy for Automobile Operations

Head of Supply Chain Management Supervisory Unit in Automobile Production for Automobile Operations

Chitoshi Yokota	Representative of Automobile Development, Purchasing and Production (North America)

Executive Vice President and Director of Honda North America, Inc.

Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor Technology (China) Co., Ltd.

Toshiaki Mikoshiba	Chief Operating Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Yoshi Yamane	Representative of Automobile Development, Purchasing and Production (Japan)

Head of Automobile Production, Regional Operations (Japan)

Head of Production Supervisory Unit, Automobile Production, Regional Operations (Japan)

Takahiro Hachigo	Representative of Development, Purchasing and Production (China)

Vice President of Honda Motor (China) Investment Co., Ltd.

Vice President of Honda Motor Technology (China) Co., Ltd.

Operating Officers

Takashi Sekiguchi	Executive in Charge of Business Unit No.2, Automobile Operations

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Soichiro Takizawa	Representative of Development, Purchasing and Production (Europe Region)

Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Naoto Matsui	Chief Operating Officer for Purchasing Operations

Head of Purchasing Supervisory Unit, Automobile Production, Automobile Operations

Mitsugu Matsukawa	Head of Drivetrain Business Unit, Automobile Production, Automobile Operations

Tetsuo Suzuki	Representative of Motorcycle Development, Purchasing and Production, Motorcycle Operations

Issao Mizoguchi	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Toshihiro Mibe	Executive in Charge of Powertrain Business, Automobile Operations

Head of Powertrain Production Supervisory Unit, Automobile Production, Automobile Operations

Yusuke Hori	Head of Regional Unit (Africa and the Middle East)

Tomomi Kosaka	Executive Vice President and Director of Honda North America, Inc.

President and Director of Honda of America Mfg., Inc.

Noriaki Abe	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

President and Director of Honda Automobile (Thailand) Co., Ltd.

Toshiyuki Shimabara	Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Yasuhide Mizuno	President of Guangqi Honda Automobile Co., Ltd.

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

The total amount of remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2014 was ¥895 million. This amount includes remuneration paid to two Directors and one Corporate Auditor who retired during the fiscal year. The amount of remuneration paid to the Directors includes amount of wages paid to those Directors who were also Directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s Directors during the fiscal year ended March 31, 2014 was ¥248 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2014 are as follows:

	Yen (millions)
	Directors excluding outside Directors		Outside Directors		Corporate Auditors excluding outside Corporate Auditors		Outside Corporate Auditors		Total
	number	amount	number	amount	number	amount	number	amount	number	amount
Remuneration	13	¥688	2	¥23	3	¥135	3	¥47	21	¥895
Bonus	10	241	2	7	—	—	—	—	12	248

Total		¥929		¥30		¥135		¥47		¥1,143

The amount of remuneration paid to Fumihiko Ike during the fiscal year ended March 31, 2014 was ¥74 million. The amount of bonus for Fumihiko Ike accrued for the fiscal year ended March 31, 2014 was ¥33 million.

The amount of remuneration paid to Takanobu Ito during the fiscal year ended March 31, 2014 was ¥102 million. The amount of bonus for Takanobu Ito accrued for the fiscal year ended March 31, 2014 was ¥48 million.

The amount of remuneration paid to Tetsuo Iwamura during the fiscal year ended March 31, 2014 was ¥112 million. The amount of bonus for Tetsuo Iwamura accrued for the fiscal year ended March 31, 2014 was ¥29 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2014, 2013 and 2012.

As of March 31, 2014

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
198,561	42,276	145,585	2,160	8,540

At March 31, 2014, Honda had 198,561 full-time employees, including 132,206 local nationals employed in its overseas operations.

As of March 31, 2013

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
190,338	40,430	138,443	2,157	9,308

At March 31, 2013, Honda had 190,338 full-time employees, including 123,726 local nationals employed in its overseas operations.

As of March 31, 2012

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
187,094	39,954	134,357	2,145	10,638

At March 31, 2012, Honda had 187,094 full-time employees, including 118,923 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2014.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in fiscal 2012, 2013 and 2014 were 1.8%, 1.7% and 2.6%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors and Corporate Auditors as a group as of June 13, 2014 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	263,000 shares	0.015%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2014, the Association owned 5,409,170 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2014, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,291,196 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2014:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account)	117,059	6.46

According to a statement on Schedule 13G (Amendment No. 10) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 12, 2014, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2013, 109,893,670 shares, or 6.1% of the then issued shares, of Honda’s Common Stock. In addition, according to a statement on the Report of Possession of Large Volume filed by Sumitomo Mitsui Trust Bank, Limited with the Director of the Kanto Local Finance Bureau on January 9, 2014, Sumitomo Mitsui Trust Bank, Limited directly and indirectly held, as of December 31, 2013, 91,179,756 shares, or 5.03% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2014 were 1,811,428,430 shares of Common Stock, of which 55,964,204 shares represented by ADSs and 268,802,061 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 256 at March 31, 2014.

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

During the fiscal year ended March 31, 2014, Honda had sales of ¥786.8 billion and purchases of ¥1,028.5 billion with equity affiliates accounted under the equity method. As of March 31, 2014, Honda had receivables of ¥225.3 billion from affiliated companies, and had payables of ¥138.1 billion to affiliated companies.

Honda does not consider the amounts involved in such transactions to be material to its business.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1 – 3. Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 18—Financial Statements”.

4. Not applicable.

5. Not applicable.

6. Export Sales

See “Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings

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

The Company determined year-end dividends of ¥22 per share for the year ended March 31, 2014. As a result, total dividends for the year ended March 31, 2014, together with the first quarter dividends of ¥20, the second quarter dividends of ¥20 and the third quarter dividends of ¥20, were ¥82 per share, an increase of ¥6 from the annual dividends paid for the year ended March 31, 2013.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2014)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 31, 2013	October 30, 2013	January 31, 2014	June 13, 2014
Dividend per Share of Common Stock (yen)	20.00	20.00	20.00	22.00
Total Amount of Dividends (millions of yen)	36,045	36,045	36,045	39,650

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have traded on the Tokyo Stock Exchange (TSE) since its shares were first listed on the TSE in 1957.

Since February 11, 1977, American Depositary Shares (each representing one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE), having been traded on the over-the-counter markets in the United States since 1962. In June 1981, Honda’s shares were admitted to the official list of the London Stock Exchange. During the fiscal year 2013, Honda delisted its shares from the London Stock Exchange.

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2014 was approximately 127,558,058 shares of Common Stock on the TSE and approximately 9,925,268 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2010	¥3,410	¥2,300	$37.23	$24.83
2011	3,745	2,470	44.54	28.33
2012	3,300	2,127	41.23	27.52

2013
1st quarter	¥3,250	¥2,354	$38.96	$30.30
2nd quarter	2,799	2,339	34.81	28.50
3rd quarter	3,185	2,294	37.00	29.26
4th quarter	3,830	3,100	40.00	36.18

2014
1st quarter	¥4,405	¥3,350	$42.13	$35.15
2nd quarter	3,945	3,490	39.86	35.86
3rd quarter	4,385	3,680	42.96	37.71
4th quarter	4,320	3,431	41.38	34.24

CY 2013
Dec	¥4,340	¥4,055	$42.47	$39.81

CY 2014
Jan	¥4,320	¥3,858	$41.38	$37.37
Feb	3,923	3,560	37.37	35.42
Mar	3,848	3,431	37.40	34.24
Apr	3,726	3,292	35.70	32.42
May	3,608	3,292	35.23	32.68

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

The current central clearing system for shares of Japanese listed companies was established in 2009 pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan (including the cabinet order and ministerial ordinances promulgated thereunder; the “Book-Entry Law”). The shares of all Japanese companies listed on any Japanese financial instruments exchange, including Honda’s shares, are subject to the system. Under the Book-Entry Law, all shares are dematerialized and all share certificates for such shares are null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the sole institution that is designated by the relevant authorities as a book-entry transfer institution which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account management institution unless such person has an account directly at JASDEC. “Account management institutions” are, in general, financial instruments firms engaged in type 1 financial instruments business (i.e., securities brokers/dealers), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

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

A registered shareholder is generally entitled to exercise its rights as a shareholder, such as voting rights and to receive dividends (if any). Under the Company Law and the Book-Entry Law, in order to assert shareholders’ rights against Honda, a shareholder must have its name and address registered in the register of shareholders, except in limited circumstances. Although, in general, holders of an account with shares recorded are to be registered in the register of shareholders on the basis of an all-shareholders notice from JASDEC to Honda at certain prescribed times, in order to exercise minority shareholders’ rights (other than those the record dates for which are fixed) against Honda, a holder of an account with shares needs to (a) make an application through an account management institution to JASDEC, which will then give a notice of the name and address of such holder, the number of shares held by such holder and other requisite information to Honda, and (b) exercise the rights within four weeks from such notice.

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

•

Financial business, nonlife insurance agency business, life insurance agency business, construction business including building construction work and real estate business, including real estate brokerage.

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

Japanese Unit Share System

Consistent with the requirements of the Company Law, the articles of incorporation of Honda adopts a unit share system called “tan-gen-kabu”, under which 100 shares constitute one voting unit of shares. The Board of Directors of Honda by itself may reduce, but not increase, the number of shares that constitute one voting unit or abolish the unit share system entirely by amendments to the articles of incorporation by a board resolution without approval of shareholders. An increase in the number of shares that constitute one voting unit requires an amendment to the articles of incorporation by a special resolution of a general shareholders’ meeting. In any case, the number of shares constituting one voting unit may not exceed 1,000 shares or 0.5% of the total issued shares.

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

Under the Company Law, in order to approve certain significant matters of a corporation, more strict requirement for the quorum or the number of voting rights to approve is provided. The articles of incorporation of Honda provide that such resolution may be adopted at a meeting of shareholders by two thirds of the voting rights of the shareholders present at the meeting representing at least one third of all the shareholders having voting rights. Such significant matters include, but are not limited to:

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

Shareholders’ Register Manager

Sumitomo Mitsui Trust Bank, Limited is the Shareholders’ Register Manager for the shares. Sumitomo Mitsui Trust Bank’s office is located at 4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8233, Japan. Sumitomo Mitsui Trust Bank maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in “Record Date” below.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under such law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. As of April 1, 2014, any person who filed a report on or after that date to reflect a change in holding of 5% or less of the total issued shares is not required to file any further report for a change of 1% or more in shareholding (unless the holding exceeds 5%) or any change in material matters previously reported. Copies of any report must also be furnished to the corporation and to all Japanese financial instruments exchanges on which the corporation’s shares are listed or in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

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

D. Exchange Controls

There are no laws, decrees, regulations or other legislation of Japan which materially affect our ability to import or export capital for our use or our ability to pay dividends or other payments to nonresident holders of our shares.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is (a) 20.42% for dividends to be paid on or before December 31, 2037, and (b) 20% for dividends to be paid thereafter. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 15.315% for dividends to be paid on or before December 31, 2037, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% or 10% for portfolio investors (15% under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden, and 10% under the income tax treaties with, among others, Australia, France, the Netherlands, Portugal, Switzerland, the United Kingdom, and the United States).

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

For purposes of the U.S.-Japan Tax Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for purposes of the U.S.-Japan Tax Treaty, is not ineligible for benefits under the U.S.-Japan Tax Treaty with respect to income and gain from the shares or ADSs.

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

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Honda out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.

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

Dividends will be income from sources outside the United States and will, depending on a U.S. holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to such U.S. holder.

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

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such holder if Honda is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, shares or ADSs held by a U.S. holder will be treated as stock in a PFIC if Honda was a PFIC at any time during the U.S. holder’s holding period in its shares or ADSs, even if Honda is not currently a PFIC, unless a U.S. holder has made a mark-to-market election with respect to its shares or ADSs or the U.S. holder has otherwise made a “purging election” with respect to its shares or ADSs. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of Honda’s accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC with respect to such U.S. holder, it must file Internal Revenue Service Form 8621, subject to certain applicable exceptions set forth in Internal Revenue Service regulations. U.S. holders should consult their own tax advisors regarding the PFIC rules and potential filing and other requirements.

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

The following tables provide information about our derivatives related to foreign currency exchange rate risk as of March 31, 2013 and 2014. For forward exchange contracts and currency options, these tables present the contract amounts and fair value. All forward exchange contracts and currency contracts to which we are a party have original maturities within one year.

Foreign Exchange Risk

	2013			2014
	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Forward Exchange Contracts	Contract amount	Fair value		Contract amount	Fair value
To sell US$	¥390,548	(33,197)	85.72	¥98,260	(225)	103.00
To sell EUR	14,751	(2,311)	99.80	3,289	(6)	141.37
To sell CA$	13	375	92.10	10	—	91.99
To sell GBP	6,230	17	143.55	1,593	(17)	169.53
To sell other foreign currencies	108,215	(14,318)	various	25,373	(1,119)	various
To buy US$	3,441	4	93.92	3,919	21	102.39
To buy other foreign currencies	7,656	100	various	2,489	31	various
Cross-currencies	216,905	1,441	various	371,801	(69)	various

Total	¥747,759	(47,889)		¥506,734	(1,384)

	Yen (millions)		Average contractual rate	Yen (millions)		Average contractual rate
Currency Option Contracts	Contract amount	Fair value		Contract amount	Fair value
Option purchased to sell US$	¥2,020	33	various	¥1,861	(11)	various
Option written to sell US$	2,019	(9)	various	1,860	10	various
Option purchased to sell other foreign currencies	53	1	various	—	—	—
Option written to sell other foreign currencies	53	—	various	—	—	—

Total	¥4,145	25		¥3,721	(1)

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

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2013 and 2014. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+a and an index.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2013		2014
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	There- after	Fair value
Direct financing leases
JP¥	¥106,735	*	¥119,306	30,150	24,279	28,626	20,627	15,495	129	*	4.11%
Other	341,937	*	303,630	84,685	91,847	77,264	36,722	13,112	—	*	2.27%

Total—Direct financing leases	¥448,672	*	¥422,936	114,835	116,126	105,890	57,349	28,607	129	*

Other finance subsidiaries-receivables
JP¥	¥542,165	544,441	¥628,167	172,864	146,967	124,724	93,550	60,716	29,346	611,136	3.61%
US$	3,025,075	3,059,686	3,607,002	1,314,043	854,711	677,423	461,577	233,548	65,700	3,637,098	3.20%
Other	730,185	722,206	940,967	390,809	307,445	112,589	73,018	33,715	23,391	927,330	6.68%

Total—Other finance subsidiaries-receivables	¥4,297,425	4,326,333	¥5,176,136	1,877,716	1,309,123	914,736	628,145	327,979	118,437	5,175,564

Total**	¥4,746,097		¥5,599,072

*	Under U.S. generally accepted accounting principles, disclosure of fair values of direct financing leases is not required.

**

The finance subsidiaries-receivables include finance subsidiaries-receivables contained in trade accounts and notes receivable and other assets in the consolidated balance sheets. Additional detailed information is described in note (3) to the accompanying consolidated financial statements.

Long-Term Debt (including current portion)

	2013		2014
	Yen (millions)		Yen (millions)
				Expected maturity date							Average interest rate
	Total	Fair value	Total	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
Japanese yen bonds	¥340,000	342,627	¥450,000	30,000	60,000	80,000	95,000	130,000	55,000	452,373	0.48%
Japanese yen medium-term notes (Fixed rate)	42,923	43,445	36,378	5,982	27,405	—	—	—	2,991	36,924	0.73%
Japanese yen medium-term notes (Floating rate)	5,490	5,488	1,994	—	1,994	—	—	—	—	1,995	0.22%
U.S. dollar medium-term notes (Fixed rate)	942,086	994,988	1,062,127	221,278	202,745	231,570	128,650	174,964	102,920	1,101,604	2.45%
U.S. dollar medium-term notes (Floating rate)	235,427	237,547	515,612	226,424	52,987	209,442	10,292	16,467	—	518,199	0.63%
Asset backed notes	681,020	684,741	808,022	412,200	267,532	109,093	16,135	2,519	543	811,297	0.70%
Loans and others—primarily fixed rate	1,408,945	1,419,185	1,663,397	407,580	350,799	495,091	140,927	136,780	132,220	1,675,351	1.99%

Total	¥3,655,891	3,728,021	¥4,537,530	1,303,464	963,462	1,125,196	391,004	460,730	293,674	4,597,743

Interest Rate Swaps

		2013		2014
		Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
					Expected maturity date
Notional principal currency	Receive/Pay	Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter	Fair value
US$	Float/Fix	¥2,424,360	(11,508)	¥3,089,462	1,291,320	853,366	715,800	192,477	35,212	1,287	(3,662)	0.24%	0.73%
	Fix/Float	993,168	30,934	1,065,222	221,278	205,840	231,570	128,650	174,964	102,920	14,347	2.45%	1.24%
CA$	Float/Fix	493,374	(2,743)	529,733	185,472	140,365	99,171	69,118	26,479	9,128	(1,810)	1.32%	1.85%
	Fix/Float	120,174	924	74,512	—	—	—	37,256	37,256	—	69	2.31%	1.90%
GBP	Float/Fix	32,213	(94)	50,108	33,834	11,135	5,139	—	—	—	(17)	0.52%	0.71%

Total		¥4,063,289	17,513	¥4,809,037	1,731,904	1,210,706	1,051,680	427,501	273,911	113,335	8,927

Currency & Interest Rate Swaps

			2013		2014
Receiving side currency	Paying side currency	Receive/ Pay	Yen (millions)		Yen (millions)								Average receive rate	Average pay rate
						Expected maturity date						Fair value
			Contract amount	Fair value	Contract amount	Within 1 year	1-2 year	2-3 year	3-4 year	4-5 year	Thereafter
JP¥	US$	Fix/Float	¥46,029	(2,704)	¥44,074	6,854	34,328	—	—	—	2,892	(7,378)	0.76%	0.96%
		Float/Float	5,383	88	2,330	—	2,330	—	—	—	—	(354)	0.22%	0.89%
Other	Other	Fix/Float	253,922	(20,306)	258,267	155,234	—	—	—	—	103,033	4,200	3.31%	1.72%
		Float/Fix	31,920	(1,610)	61,360	18,071	13,303	10,910	19,076	—	—	1,101	0.76%	3.30%

Total			¥337,254	(24,532)	¥366,031	180,159	49,961	10,910	19,076	—	105,925	(2,431)

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are held for purposes other than trading, and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in equity section of the consolidated balance sheets. At March 31, 2013 and 2014, the estimated fair values of marketable equity securities were ¥117.1 billion and ¥138.4 billion, respectively.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

3. Fees and charges.

JPMorgan Chase Bank, N.A., as ADR depositary, collects fees for delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing ordinary shares or surrendering ADSs for the purpose of withdrawal. The ADR depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our Chief Financial Officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2014. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2014 based on the criteria established in “Internal Control-Integrated Framework (1992)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2014.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting during the fiscal year ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Corporate Auditors has determined that Mr. Kunio Endo and Mr. Hirotake Abe are each qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Endo and Mr. Abe were each elected to become one of Honda’s Corporate Auditors at the general meeting of shareholders held on June 19, 2013 and June 23, 2011, respectively. See Item 6.A. for additional information regarding them. They meet the independence requirements imposed on Corporate Auditors under the Company Law of Japan. See Item 6.C. for an explanation of such independence requirements.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2014, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International, a Swiss Cooperative, to Honda in fiscal year 2013 and 2014:

	Yen (millions)
	2013	2014
Audit Fees	¥2,486	¥3,670
Audit-Related Fees	59	89
All Other Fees	16	31

Total	¥2,561	¥3,790

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

“All Other Fees” mainly includes fees for services rendered with respect to advisory services.

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

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 as described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2014. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2013	464	¥4,249	—	—
May 1 to May 31, 2013	512	¥4,211	—	—
June 1 to June 30, 2013	515	¥3,613	—	—
July 1 to July 31, 2013	290	¥3,835	—	—
August 1 to August 31, 2013	276	¥3,733	—	—
September 1 to September 30, 2013	335	¥3,737	—	—
October 1 to October 31, 2013	324	¥3,873	—	—
November 1 to November 30, 2013	383	¥4,233	—	—
December 1 to December 31, 2013	1,962	¥4,239	—	—
January 1 to January 31, 2014	622	¥4,196	—	—
February 1 to February 28, 2014	289	¥3,790	—	—
March 1 to March 31, 2014	122	¥4,853	—	—

Total	6,094	¥4,082	—

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	For Japanese companies, which employ a corporate governance system based on a Board of Corporate Auditors (the “Board of Corporate Auditors system”), including Honda, Japan’s Company Law has no independence requirement with respect to directors. The task of overseeing management and, together with the accounting audit firm, accounting, is assigned to the Corporate Auditors, who are separate from the company’s management and meet certain independence requirements under Japan’s Company Law.

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

In addition, the listing rules of the Tokyo Stock Exchange, which Honda is subject to, require listed companies to have at least one “independent” Director or Corporate Auditor, and to make efforts to have at least one “independent” Director. Requirements for an independent Director/Corporate Auditor are more stringent than those for outside Directors or outside Corporate Auditors. Unlike an outside Director/Corporate Auditor, an independent Director/Corporate Auditor may not be a person who is an executive officer, manager or employee of the parent company of the company or of the major business counterparties, or someone who is a professional advisor receiving significant remuneration from the company. Honda already has one independent Director out of two outside Directors and two independent Corporate Auditors out of three outside Corporate Auditors.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	Like a majority of Japanese companies, Honda employs the Board of Corporate Auditors system as described above. Under this system, the Board of Corporate Auditors is a legally separate and independent body from the Board of Directors. The main function of the Board of Corporate Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by the company’s accounting audit firm and on such accounting audit firm’s audit reports, for the protection of the company’s shareholders.

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	Maximum total amounts of compensation for Honda’s Directors and Corporate Auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. If Honda were to adopt such a plan, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of Board of Directors of the registrant (English translation)

1.4	Regulations of the Board of Corporate Auditors of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s annual report on Form 20-F filed on July 9, 2004.

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

March 31, 2014

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates are omitted because such affiliates are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

As further described in Note 1(k) to the consolidated financial statements, the Company changed its method of accounting for calculating depreciation of certain property, plant and equipment beginning April 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 20, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated June 20, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 20, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and 2014

	Yen (millions)
	2013	2014
Assets
Current assets:
Cash and cash equivalents	¥1,206,128	¥1,168,914
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,885 million in 2013 and ¥9,677 million in 2014 (notes 3, 9 and 20)	1,005,981	1,158,671
Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	1,243,002	1,464,215
Inventories (notes 5 and 9)	1,215,421	1,302,895
Deferred income taxes (notes 11 and 20)	234,075	202,123
Other current assets (notes 3, 4, 7, 9 and 17)	418,446	474,448

Total current assets	5,323,053	5,771,266

Finance subsidiaries-receivables, net (notes 3, 4, 9 and 20)	2,788,135	3,317,553

Investments and advances:
Investments in and advances to affiliates (note 6)	459,110	564,266
Other, including marketable equity securities (notes 3, 4 and 7)	209,680	253,661

Total investments and advances	668,790	817,927

Property on operating leases (note 8):
Vehicles	2,243,424	2,718,131
Less accumulated depreciation	400,292	481,410

Net property on operating leases	1,843,132	2,236,721

Property, plant and equipment, at cost (note 9):
Land	515,661	521,806
Buildings	1,686,638	1,895,140
Machinery and equipment	3,832,090	4,384,255
Construction in progress	288,073	339,093

	6,322,462	7,140,294
Less accumulated depreciation and amortization	3,922,932	4,321,862

Net property, plant and equipment	2,399,530	2,818,432

Other assets, net of allowance for doubtful accounts of ¥22,754 million in 2013 and ¥22,100 million in 2014 (notes 3, 4, 9, 11, 13, 17 and 20)	612,717	660,132

Total assets	¥13,635,357	¥15,622,031

Liabilities and Equity
Current liabilities:
Short-term debt (notes 4 and 9)	¥1,238,297	¥1,319,344
Current portion of long-term debt (notes 4 and 9)	945,046	1,303,464
Trade payables:
Notes	31,354	28,501
Accounts	956,660	1,071,179
Accrued expenses (note 13)	593,570	626,503
Income taxes payable (note 11)	48,454	43,085
Other current liabilities (notes 9, 11 and 17)	275,623	319,253

Total current liabilities	4,089,004	4,711,329

Long-term debt, excluding current portion (notes 4 and 9)	2,710,845	3,234,066
Other liabilities (notes 4, 10, 11 and 13)	1,630,085	1,563,238

Total liabilities	8,429,934	9,508,633

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves (note 12)	47,583	49,276
Retained earnings (notes 1(c) and 12)	6,001,649	6,431,682
Accumulated other comprehensive income (loss), net (notes 7, 11, 13, 15 and 17)	(1,236,792)	(793,014)
Treasury stock, at cost 9,131,140 shares in 2013 and 9,137,234 shares in 2014	(26,124)	(26,149)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,918,979

Noncontrolling interests (note 1(c))	161,923	194,419

Total equity	5,205,423	6,113,398

Commitments and contingent liabilities (notes 18 and 19)
Total liabilities and equity	¥13,635,357	¥15,622,031

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2012, 2013 and 2014

	Yen (millions)
	2012	2013	2014
Net sales and other operating revenue (note 2)	¥7,948,095	¥9,877,947	¥11,842,451

Operating costs and expenses:
Cost of sales (notes 1(k), 1(u), 2 and 13)	5,919,633	7,345,162	8,761,083
Selling, general and administrative (notes 1(k), 1(u) and 13)	1,277,280	1,427,705	1,696,957
Research and development (note 1(k))	519,818	560,270	634,130

	7,716,731	9,333,137	11,092,170

Operating income	231,364	544,810	750,281

Other income (expenses):
Interest income	33,461	25,742	24,026
Interest expense	(10,378)	(12,157)	(12,703)
Other, net (notes 1(p), 7, 15 and 17)	2,956	(69,504)	(32,664)

	26,039	(55,919)	(21,341)

Income before income taxes and equity in income of affiliates	257,403	488,891	728,940

Income tax expense (notes 11 and 15):
Current	86,074	125,724	207,236
Deferred	49,661	53,252	45,426

	135,735	178,976	252,662

Income before equity in income of affiliates	121,668	309,915	476,278

Equity in income of affiliates (note 6)	100,406	82,723	132,471

Net income	222,074	392,638	608,749

Less: Net income attributable to noncontrolling interests	10,592	25,489	34,642

Net income attributable to Honda Motor Co., Ltd.	¥211,482	¥367,149	¥574,107

		Yen
	2012	2013	2014
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 1(o))	¥117.34	¥203.71	¥318.54

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2012, 2013 and 2014

	Yen (millions)
	2012	2013	2014
Net income	¥222,074	¥392,638	¥608,749

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(118,135)	430,812	333,659
Unrealized gains (losses) on available-for-sale securities, net	5,812	7,984	15,252
Unrealized gains (losses) on derivative instruments, net	(29)	(52)	237
Pension and other postretirement benefits adjustments (note 13)	(39,653)	(15,297)	107,718

Other comprehensive income (loss), net of tax (note 15)	(152,005)	423,447	456,866

Comprehensive income (loss)	70,069	816,085	1,065,615
Less: Comprehensive income attributable to noncontrolling interests	9,285	39,650	47,730

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥60,784	¥776,435	¥1,017,885

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2012, 2013 and 2014

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	¥86,067	¥172,529	¥46,330	¥5,656,151	¥(1,495,380)	¥(26,110)	¥4,439,587	¥132,937	¥4,572,524

Adjustment resulting from change in fiscal year-end of a subsidiary, net of tax (note 1(c))				6,023			6,023	1,658	7,681

Adjusted balance at April 1, 2011	¥86,067	¥172,529	¥46,330	¥5,662,174	¥(1,495,380)	¥(26,110)	¥4,445,610	¥134,595	¥4,580,205

Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)
Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax (note 15)					(150,698)		(150,698)	(1,307)	(152,005)

Total comprehensive income (loss)							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2012	¥86,067	¥172,529	¥47,184	¥5,764,664	¥(1,646,078)	¥(26,117)	¥4,398,249	¥127,334	¥4,525,583

Transfer to legal reserves			399	(399)			—		—
Dividends paid to Honda Motor Co.,Ltd. shareholders				(129,765)			(129,765)		(129,765)
Dividends paid to noncontrolling interests								(6,250)	(6,250)
Capital transactions and others		(1,412)					(1,412)	1,189	(223)
Comprehensive income (loss):
Net income				367,149			367,149	25,489	392,638
Other comprehensive income (loss), net of tax (note 15)					409,286		409,286	14,161	423,447

Total comprehensive income (loss)							776,435	39,650	816,085

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2013	¥86,067	¥171,117	¥47,583	¥6,001,649	¥(1,236,792)	¥(26,124)	¥5,043,500	¥161,923	¥5,205,423

Transfer to legal reserves			1,693	(1,693)			—		—
Dividends paid to Honda Motor Co.,Ltd. shareholders				(142,381)			(142,381)		(142,381)
Dividends paid to noncontrolling interests								(9,677)	(9,677)
Capital transactions and others								(5,557)	(5,557)
Comprehensive income (loss):
Net income				574,107			574,107	34,642	608,749
Other comprehensive income (loss), net of tax (note 15)					443,778		443,778	13,088	456,866

Total comprehensive income (loss)							1,017,885	47,730	1,065,615

Purchase of treasury stock						(26)	(26)		(26)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2014	¥86,067	¥171,117	¥49,276	¥6,431,682	¥(793,014)	¥(26,149)	¥5,918,979	¥194,419	¥6,113,398

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2012, 2013 and 2014

	Yen (millions)
	2012	2013	2014
Cash flows from operating activities (note 14):
Net income	¥222,074	¥392,638	¥608,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	345,105	335,536	442,318
Depreciation of property on operating leases	209,762	254,933	352,402
Deferred income taxes	49,661	53,252	45,426
Equity in income of affiliates	(100,406)	(82,723)	(132,471)
Dividends from affiliates	95,106	84,705	98,955
Provision for credit and lease residual losses on finance subsidiaries-receivables	13,032	10,059	18,904
Impairment loss on investments in securities	1,062	—	—
Damaged and impairment loss on long-lived assets excluding property on operating leases (note 1(u))	10,590	—	—
Impairment loss on property on operating leases	1,514	4,773	3,301
Loss (gain) on derivative instruments, net	(1,847)	35,027	(39,376)
Decrease (increase) in assets:
Trade accounts and notes receivable	(35,475)	(90,495)	(92,638)
Inventories	(154,222)	(74,662)	(2,901)
Other current assets	2,883	2,019	(7,363)
Other assets	(24,000)	(27,243)	(59,816)
Increase (decrease) in liabilities:
Trade accounts and notes payable	242,814	(95,192)	70,988
Accrued expenses	(25,718)	52,021	49,718
Income taxes payable	(7,568)	21,764	(8,688)
Other current liabilities	(12,395)	(4,489)	31,404
Other liabilities	(14,744)	(4,384)	(53,815)
Other, net	(55,690)	(66,795)	(95,906)

Net cash provided by operating activities	761,538	800,744	1,229,191

Cash flows from investing activities:
Increase in investments and advances	(23,129)	(34,426)	(45,617)
Decrease in investments and advances	14,647	19,850	58,243
Payments for purchases of available-for-sale securities	(1,784)	(5,642)	(44,459)
Proceeds from sales of available-for-sale securities	1,879	1,347	14,501
Payments for purchases of held-to-maturity securities	(26,078)	(5,186)	(20,771)
Proceeds from redemptions of held-to-maturity securities	47,193	17,005	3,358
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed	—	—	9,129
Proceeds from sales of investments in affiliates	9,957	—	5,363
Capital expenditures	(397,218)	(626,879)	(774,006)
Proceeds from sales of property, plant and equipment	23,260	44,182	34,069
Proceeds from insurance recoveries for damaged property, plant and equipment (note 1(u))	16,217	9,600	6,800
Acquisitions of finance subsidiaries-receivables	(1,784,720)	(1,951,802)	(2,792,774)
Collections of finance subsidiaries-receivables	1,765,204	1,833,669	2,354,029
Purchases of operating lease assets	(683,767)	(793,118)	(1,127,840)
Proceeds from sales of operating lease assets	365,270	418,086	611,317
Other, net	—	3,558	(86)

Net cash used in investing activities	(673,069)	(1,069,756)	(1,708,744)

Cash flows from financing activities:
Proceeds from short-term debt	6,778,336	6,775,636	8,559,288
Repayments of short-term debt	(6,882,932)	(6,621,897)	(8,563,616)
Proceeds from long-term debt	1,151,971	1,101,469	1,588,826
Repayments of long-term debt	(967,588)	(970,702)	(1,039,595)
Dividends paid (note 12)	(108,138)	(129,765)	(142,381)
Dividends paid to noncontrolling interests	(15,763)	(6,250)	(9,677)
Sales (purchases) of treasury stock, net	(7)	(7)	(25)
Other, net	(24,109)	(28,917)	(22,265)

Net cash provided by (used in) financing activities	(68,230)	119,567	370,555
Effect of exchange rate changes on cash and cash equivalents	(52,150)	108,460	71,784

Net change in cash and cash equivalents	(31,911)	(40,985)	(37,214)
Cash and cash equivalents at beginning of year	1,279,024	1,247,113	1,206,128

Cash and cash equivalents at end of year	¥1,247,113	¥1,206,128	¥1,168,914

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

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2011 are ¥6,023 million and ¥1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the year ended March 31, 2012 and 2013, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2011.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda classifies its debt and marketable equity securities into the following categories: available-for-sale, trading, or held-to-maturity. Debt securities classified as “held-to-maturity” securities are reported at amortized cost. Debt and marketable equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and marketable equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at March 31, 2013 and 2014.

Honda periodically compares the fair value of debt and marketable equity securities with their cost basis. If the fair value of the securities has declined below the cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the securities through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In assessing impairment of securities, Honda considers the factors such as degree and period of the decline in fair value, financial position and results of operations of investees and forecast earnings based on market and economic trend in which the investees operate. Honda did not recognize significant impairment loss on investments in securities for the years ended March 31, 2012, 2013 and 2014.

Non-marketable equity securities are carried at cost, and are examined for the possibility of impairment periodically.

(i) Goodwill

Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but is tested for impairment at least annually. Honda performs its annual impairment review of goodwill at March 31, and when a triggering event occurs between annual impairment dates. For the years ended March 31, 2012, 2013 and 2014, Honda did not recognize any goodwill impairment losses.

The carrying amount of goodwill at March 31, 2013 and 2014 was ¥10,296 million and ¥11,439 million, respectively and is included in other assets of the consolidated balance sheets.

(j) Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual values of the vehicles related to operating leases are estimated by using the estimate of future used vehicle values, taking into consideration external industry data and our own historical experience.

(k) Depreciation and Amortization

Depreciation of property, plant and equipment is calculated principally by the straight line method based on estimated useful lives and salvage values of the respective assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated useful lives used in computing depreciation and amortization of property, plant and equipment are as follows:

Asset	Life
Buildings and structures	3 to 50 years
Machinery and equipment	2 to 20 years

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

(l) Impairment of Long-Lived Assets to Be Held and Used and Long-Lived Assets to Be Disposed of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Honda did not recognize any significant impairment losses on long-lived assets, excluding property on operating leases for the years ended March 31, 2012, 2013 and 2014.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statements of income.

(n) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were ¥195,284 million, ¥254,016 million and ¥297,514 million, for the years ended March 31, 2012, 2013 and 2014, respectively. Estimated costs related to product warranty are accrued at the time the products are sold to customers, or those costs for new warranty programs, including product recalls, are deemed to be probable and can be reasonably estimated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and costs for warranty programs, including product recalls.

(o) Basic Net Income Attributable to Honda Motor Co., Ltd. per Common Share

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2012, 2013 and 2014 was 1,802,300,720 shares, 1,802,298,819 shares and 1,802,294,383 shares, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2012, 2013 or 2014.

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

All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur and foreign currency receivables and payables are re-measured at the applicable exchange rates on the balance sheet date. Foreign currency translation and transaction gains or losses are included in other income (expenses)-other, net and these net gains or losses for each of the years in the three-year period ended March 31, 2014 are as follows:

Yen (millions)
2012	2013	2014
¥ 4,563	¥ 36,794	¥ (6,461)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(r) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2014 are as follows:

Yen (millions)
2012	2013	2014
¥ 155,276	¥160,843	¥180,554

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

(t) Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda adopted ASU 2013-02, effective April 1, 2013, and discloses in accompanying note 15 to consolidated financial statements. This adoption has no impact on the Honda’s financial position or results of operations.

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

(v) New Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 “Revenue from Contracts with Customers”, which amends the revenue recognition requirements in the FASB Accounting Standards Codification (ASC). This statement requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The statement shall be applied using one of two methods: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying this statement recognized at the date of initial application. The Company has not yet determined which method it will apply. This statement is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Honda is currently evaluating the impact of this statement on the Company’s consolidated financial position or results of operations.

(2) Finance Income and Related Costs of Finance Subsidiaries

Net sales and other operating revenue and cost of sales include finance income and related costs of finance subsidiaries for each of the years in the three-year period ended March 31, 2014 as follows:

	Yen (millions)
	2012	2013	2014
Finance income	¥526,576	¥560,256	¥708,588
Finance costs	293,216	336,203	440,148

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

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2013 and 2014:

	Yen (millions)
	2013	2014
Retail	¥3,865,430	¥4,678,741
Direct financing lease	448,672	422,936
Wholesale flooring	389,562	434,219
Commercial loans	42,433	63,176

Total finance receivables	4,746,097	5,599,072
Less:
Allowance for credit losses	19,716	24,851
Allowance for losses on lease residual values	3,354	2,131
Unearned interest income and fees	18,697	38,093

	4,704,330	5,533,997
Less:
Finance receivables included in trade accounts and notes receivables, net	461,450	498,230
Finance receivables included in other assets, net	211,743	253,999

Finance subsidiaries-receivables, net	4,031,137	4,781,768
Less current portion	1,243,002	1,464,215

Noncurrent finance subsidiaries-receivables, net	¥2,788,135	¥3,317,553

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesales receivables are individually evaluated for impairment when specifically identified as impaired. Wholesales receivables are considered to be impaired when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the years ended March 31, 2013 and 2014.

	Yen (millions)
For the year ended March 31, 2013	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of year	¥20,497	¥1,151	¥1,401	¥23,049
Provision	8,707	392	59	9,158
Charge-offs	(20,838)	(940)	(289)	(22,067)
Recoveries	8,143	117	16	8,276
Adjustments from foreign currency translation	1,134	69	97	1,300

Balance at end of year	¥17,643	¥789	¥1,284	¥19,716

	Yen (millions)
For the year ended March 31, 2014	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of year	¥17,643	¥789	¥1,284	¥19,716
Provision	18,616	310	1,484	20,410
Charge-offs	(27,550)	(573)	(425)	(28,548)
Recoveries	11,676	93	11	11,780
Adjustments from foreign currency translation	1,252	17	224	1,493

Balance at end of year	¥21,637	¥636	¥2,578	¥24,851

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present an age analysis of past due finance receivables at March 31, 2013 and 2014.

	Yen (millions)
As of March 31, 2013	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥12,947	¥1,805	¥2,607	¥17,359	¥3,247,241	¥3,264,600
Used & certified auto	5,064	643	276	5,983	434,183	440,166
Others	1,213	419	1,353	2,985	157,679	160,664

Total retail	19,224	2,867	4,236	26,327	3,839,103	3,865,430
Direct financing lease	966	161	1,644	2,771	445,901	448,672
Wholesale
Wholesale flooring	205	67	311	583	388,979	389,562
Commercial loans	—	—	—	—	42,433	42,433

Total wholesale	205	67	311	583	431,412	431,995

Total finance receivables	¥20,395	¥3,095	¥6,191	¥29,681	¥4,716,416	¥4,746,097

	Yen (millions)
As of March 31, 2014	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥15,948	¥2,069	¥2,745	¥20,762	¥4,044,290	¥4,065,052
Used & certified auto	5,557	689	281	6,527	424,872	431,399
Others	1,239	507	1,800	3,546	178,744	182,290

Total retail	22,744	3,265	4,826	30,835	4,647,906	4,678,741
Direct financing lease	1,106	214	384	1,704	421,232	422,936
Wholesale
Wholesale flooring	526	227	758	1,511	432,708	434,219
Commercial loans	—	—	133	133	63,043	63,176

Total wholesale	526	227	891	1,644	495,751	497,395

Total finance receivables	¥24,376	¥3,706	¥6,101	¥34,183	¥5,564,889	¥5,599,072

*	Includes recorded investment of finance receivables that are less than 30 days past due.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2013 and 2014.

	Yen (millions)
As of March 31, 2013	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,260,188	¥4,412	¥3,264,600
Used & certified auto	439,247	919	440,166
Others	158,892	1,772	160,664

Total retail	3,858,327	7,103	3,865,430

Direct financing lease	446,867	1,805	448,672

Total	¥4,305,194	¥8,908	¥4,314,102

	Yen (millions)
As of March 31, 2014	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥4,060,238	¥4,814	¥4,065,052
Used & certified auto	430,429	970	431,399
Others	179,983	2,307	182,290

Total retail	4,670,650	8,091	4,678,741

Direct financing lease	422,338	598	422,936

Total	¥5,092,988	¥8,689	¥5,101,677

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

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2013 and 2014.

	Yen (millions)
As of March 31, 2013	Group A	Group B	Total
Wholesale
Wholesale flooring	¥236,203	¥153,359	¥389,562
Commercial loans	24,198	18,235	42,433

Total	¥260,401	¥171,594	¥431,995

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2014	Group A	Group B	Total
Wholesale
Wholesale flooring	¥245,019	¥189,200	¥434,219
Commercial loans	36,364	26,812	63,176

Total	¥281,383	¥216,012	¥497,395

Contractual maturities

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2014 and thereafter:

Years ending March 31	Yen (millions)
2015	¥1,992,551

2016	1,425,249
2017	1,020,626
2018	685,494
2019	356,586
After five years	118,566

3,606,521

Total	¥5,599,072

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed of ¥37,274 million and ¥29,605 million are included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2013 and 2014, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,562 million and ¥20,094 million at March 31, 2013 and 2014, respectively, for which the allowance for credit losses were ¥19,541 million and ¥19,996 million at March 31, 2013 and 2014, respectively.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The following table presents the balances of the assets and liabilities of consolidated VIEs at March 31, 2013 and 2014.

	Yen (millions)
	2013	2014
Finance subsidiaries-receivables, net	¥713,631	¥872,621
Restricted cash*[1]	20,885	27,468
Other assets	1,545	1,462

Total assets	¥736,061	¥901,551

Secured debt*[2]	¥718,980	¥877,054
Other liabilities	237	249

Total liabilities	¥719,217	¥877,303

*[1]	Restricted cash as collateral for the payment of the related secured debt obligation is included in other current assets and investment and advances-other on the consolidated balance sheets.

*[2]	Secured debt is included in short-term, current portion of long-term and long-term debt on the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of March 31, 2013 and 2014.

(5) Inventories

Inventories at March 31, 2013 and 2014 are summarized as follows:

	Yen (millions)
	2013	2014
Finished goods	¥726,034	¥759,099
Work in process	53,035	69,731
Raw materials	436,352	474,065

Total	¥1,215,421	¥1,302,895

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Investments in and Advances to Affiliates

The difference between the carrying amount of investments in affiliates and the amount of underlying equity is mainly investor level goodwill and recognizing of impairment losses. The amounts are not material as of March 31, 2013 and 2014.

Investments in affiliates include equity securities which have quoted market values at March 31, 2013 and 2014 compared with related carrying amounts as follows:

	Yen (millions)
	2013	2014
Carrying amounts	¥175,420	¥212,615
Market values	220,221	242,671

For the year ended March 31, 2013, Honda recognized impairment losses of ¥12,757 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary declines in fair values below their carrying values. The fair values of the investments were based on quoted market prices. The impairment losses are included in equity in income of affiliates in the accompanying consolidated statement of income. For the year ended March 31, 2014, Honda did not recognize any significant impairment losses.

Certain combined financial information in respect of affiliates accounted for under the equity method at March 31, 2013 and 2014, and for each of the years in the three-year period ended March 31, 2014 is shown below (note 21):

	Yen (millions)
As of March 31, 2013	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥228,358	¥1,335,075	¥25,438	¥1,588,871
Other assets, principally property, plant and equipment	134,901	1,137,654	27,219	1,299,774

Total assets	363,259	2,472,729	52,657	2,888,645

Current liabilities	149,033	1,013,565	8,358	1,170,956
Other liabilities	10,075	242,194	2,979	255,248

Total liabilities	159,108	1,255,759	11,337	1,426,204

Equity	¥204,151	¥1,216,970	¥41,320	¥1,462,441

	Yen (millions)
As of March 31, 2014	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥258,565	¥1,732,609	¥26,185	¥2,017,359
Other assets, principally property, plant and equipment	126,888	1,212,313	30,450	1,369,651

Total assets	385,453	2,944,922	56,635	3,387,010

Current liabilities	168,060	1,337,236	10,111	1,515,407
Other liabilities	12,849	226,822	2,972	242,643

Total liabilities	180,909	1,564,058	13,083	1,758,050

Equity	¥204,544	¥1,380,864	¥43,552	¥1,628,960

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2012	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥888,914	¥3,579,019	¥23,934	¥4,491,867
Net income attributable to Honda’s affiliates	72,168	177,309	1,516	250,993

	Yen (millions)
For the year ended March 31, 2013	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥891,343	¥3,876,766	¥25,918	¥4,794,027
Net income attributable to Honda’s affiliates	60,586	162,037	1,717	224,340

	Yen (millions)
For the year ended March 31, 2014	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Net sales	¥1,070,837	¥4,314,804	¥27,578	¥5,413,219
Net income attributable to Honda’s affiliates	79,381	230,397	2,708	312,486

Significant investments in affiliates accounted for under the equity method at March 31, 2013 and 2014 are shown below:

Business	Company	Percentage ownership
Motorcycle	P.T. Astra Honda Motor	50.0%
Automobile	Guangqi Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Automobile Co., Ltd.	50.0%
	Dongfeng Honda Engine Co., Ltd.	50.0%

There are no equity method affiliates that are in Financial services business.

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2013 and 2014 included in retained earnings was ¥376,888 million and ¥417,050 million, respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2013 and 2014, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2014. Honda mainly purchases materials, supplies and services from affiliates, and sells finished goods, parts used in its products, equipment and services to affiliates.

	Yen (millions)
	2013	2014
Amounts due from	¥160,470	¥225,383
Amounts due to	97,958	138,181

	Yen (millions)
	2012	2013	2014
Purchases from	¥762,415	¥789,261	¥1,028,523
Sales to	561,426	636,299	786,802

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Investments and Advances-Other

Investments and advances at March 31, 2013 and 2014 consist of the following:

	Yen (millions)
	2013	2014
Current
Corporate debt securities	¥1,553	¥11,050
Government bonds	—	2,000
Local bonds	—	6,620
Advances	926	1,028
Certificates of deposit	1,550	1,558
Other	10,846	15,012

Total	¥14,875	¥37,268

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.

	Yen (millions)
	2013	2014
Noncurrent
Auction rate securities	¥6,928	¥6,999
Marketable equity securities	117,110	138,476
Corporate debt securities	1,505	8,542
Government bonds	2,000	—
Local bonds	9,499	15,850
U.S. government agency debt securities	1,068	5,455
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	10,780	10,316
Guaranty deposits	20,210	18,742
Advances	2,132	1,998
Other	37,479	46,314

Total	¥209,680	¥253,661

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2013 and 2014 are summarized below:

	Yen (millions)
	2013	2014
Available-for-sale
Cost	¥49,990	¥84,820
Fair value	128,848	185,960
Gross unrealized gains	80,453	101,917
Gross unrealized losses	1,595	777

Held-to-maturity
Amortized cost	¥16,511	¥34,650
Fair value	16,556	34,667
Gross unrealized gains	45	17
Gross unrealized losses	—	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Maturities of debt securities classified as available-for-sale at March 31, 2014 are as follows:

Yen (millions)
Due within one year	¥2,676
Due after one year through five years	12,968
Due after five years through ten years	8,748
Due after ten years	14,512

Total	¥38,904

Maturities of debt securities classified as held-to-maturity at March 31, 2014 are as follows:

Yen (millions)
Due within one year	¥22,378
Due after one year through five years	476
Due after five years through ten years	10,954
Due after ten years	842

Total	¥34,650

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the years ended March 31, 2012, 2013 and 2014.

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2014 are as follows:

	Yen (millions)
	Fair value	Unrealized losses
Less than 12 months	¥8,877	¥224
12 months or longer	7,351	553

Total	¥16,228	¥777

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

There were no held-to-maturity securities in a loss position at March 31, 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at March 31, 2014 are as follows:

Years ending March 31	Yen (millions)
2015	¥380,146
2016	247,759
2017	89,967
2018	9,148
2019	2,058

Total future minimum lease rentals	¥729,078

Future minimum lease rentals as shown above should not necessarily be considered indicative of future cash collections.

(9) Short-term and Long-term Debt

Short-term debt at March 31, 2013 and 2014 is as follows:

	Yen (millions)
	2013	2014
Short-term bank loans	¥347,842	¥373,610
Asset-backed notes	37,448	69,032
Medium-term notes	159,963	231,519
Commercial paper	693,044	645,183

Total	¥1,238,297	¥1,319,344

The weighted average interest rates on short-term debt outstanding at March 31, 2013 and 2014 were 0.86% and 1.15%, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Long-term debt at March 31, 2013 and 2014 is as follows:

	Yen (millions)
	2013	2014
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥160	¥128

	160	128
Subsidiaries:
Loans, maturing through 2029:
Secured, principally from banks	15,830	30,466
Unsecured, principally from banks	1,043,857	1,224,947
Asset-backed notes, maturing through 2019	681,020	808,022
1.31% Japanese yen unsecured bond due 2013	40,000	—
1.05% Japanese yen unsecured bond due 2014	30,000	30,000
0.56% Japanese yen unsecured bond due 2015	30,000	30,000
0.59% Japanese yen unsecured bond due 2015	30,000	30,000
0.47% Japanese yen unsecured bond due 2016	40,000	40,000
0.48% Japanese yen unsecured bond due 2017	40,000	40,000
0.37% Japanese yen unsecured bond due 2017	30,000	30,000
0.35% Japanese yen unsecured bond due 2017	35,000	35,000
0.27% Japanese yen unsecured bond due 2018	30,000	30,000
0.55% Japanese yen unsecured bond due 2018	—	50,000
0.32% Japanese yen unsecured bond due 2018	—	40,000
0.25% Japanese yen unsecured bond due 2019	—	40,000
0.59% Japanese yen unsecured bond due 2019	10,000	10,000
0.56% Japanese yen unsecured bond due 2019	15,000	15,000
0.55% Japanese yen unsecured bond due 2020	10,000	10,000
0.49% Japanese yen unsecured bond due 2020	—	10,000
0.43% Japanese yen unsecured bond due 2021	—	10,000
Medium-term notes, maturing through 2023	1,580,951	2,030,968
Less unamortized discount, net	5,927	7,001

	3,655,731	4,537,402

Total long-term debt	3,655,891	4,537,530
Less current portion	945,046	1,303,464

Total long-term debt, excluding current portion	¥2,710,845	¥3,234,066

Pledged assets at March 31, 2013 and 2014 are as follows:

	Yen (millions)
	2013	2014
Trade accounts and notes receivable	¥25,528	¥31,318
Inventories	11,154	12,908
Property, plant and equipment	26,169	58,504
Finance subsidiaries-receivables	724,399	883,776

Certain loans are secured by trade accounts and notes receivable, inventories and property, plant and equipment presented above and subject to collateralization upon request, and their interest rates range from 0.45% to 12.50% per annum at March 31, 2014 and weighted average interest rates on total outstanding

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

long-term debt at March 31, 2013 and 2014 were 1.82% and 1.71%, respectively. Asset-backed notes are secured by finance subsidiaries-receivables, and their weighted average interest rates at March 31, 2013 and 2014 were 0.89% and 0.70%, respectively. Medium-term notes are unsecured, and their interest rates range from 0.38% to 5.03% at March 31, 2013 and from 0.22% to 7.63% at March 31, 2014.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2014 and thereafter:

Years ending March 31	Yen (millions)
2015	¥1,303,464

2016	963,462
2017	1,125,196
2018	391,004
2019	460,730
After five years	293,674

3,234,066

Total	¥4,537,530

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

At March 31, 2014, Honda had unused line of credit facilities amounting to ¥2,718,969 million, of which ¥727,803 million related to commercial paper programs and ¥1,991,166 million related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2014, the Company and its finance subsidiaries also had committed lines of unused credit amounting to ¥1,024,274 million. Within these lines, the unused committed lines supporting the commercial paper programs are ¥965,066 million. Borrowings under those committed lines of credit generally are available at the prime interest rate.

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

(10) Other Liabilities

Other liabilities at March 31, 2013 and 2014 consist of the following:

	Yen (millions)
	2013	2014
Accrued liabilities for product warranty, excluding current portion	¥104,584	¥114,927
Pension and other postretirement benefits	622,462	445,350
Deferred income taxes	615,879	706,662
Other	287,160	296,299

Total	¥1,630,085	¥1,563,238

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Income Taxes

Total income tax expense (benefit) for each of the years in the three-year period ended March 31, 2014 are allocated as follows:

	Yen (millions)
	2012	2013	2014
Income from continuing operations	¥135,735	¥178,976	¥252,662
Other comprehensive income (loss) (note 15)	(20,701)	252	72,486

Total	¥115,034	¥179,228	¥325,148

Income (loss) before income taxes and equity in income of affiliates by Japanese and foreign source for each of the years in the three-year period ended March 31, 2014 consisted of the following:

	Yen (millions)
	2012	2013	2014
Income (loss) before income taxes
Japanese	¥(125,787)	¥50,450	¥214,698
Foreign	383,190	438,441	514,242

Total	¥257,403	¥488,891	¥728,940

Income tax expense (benefit) for each of the years in the three-year period ended March 31, 2014 consisted of the following:

	Yen (millions)
	2012	2013	2014
Income taxes
Current
Japanese	¥8,136	¥(3,666)	¥(794)
Foreign	77,938	129,390	208,030

Total	¥86,074	¥125,724	¥207,236

Deferred
Japanese	¥(26,071)	¥21,977	¥54,622
Foreign	75,732	31,275	(9,196)

Total	¥49,661	¥53,252	¥45,426

Total
Japanese	¥(17,935)	¥18,311	¥53,828
Foreign	153,670	160,665	198,834

Total	¥135,735	¥178,976	¥252,662

The statutory income tax rate in Japan for the years ended March 31, 2012, 2013 and 2014 was 40.0%, 37.9% and 37.9%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 38.0%.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The effective income tax rate for Honda for each of the years in the three-year period ended March 31, 2014 differs from the Japanese statutory income tax rate for the following reasons:

	2012	2013	2014
Statutory income tax rate	40.0%	37.9%	37.9%
Recognition of valuation allowance	7.2	2.2	2.3
Difference in statutory tax rates of foreign subsidiaries	(12.2)	(6.7)	(8.1)
Reversal of valuation allowance	(1.8)	(1.5)	(0.8)
Research and development credit	(0.6)	(0.7)	(0.9)
Dividend and royalty income from subsidiaries and affiliates, net of foreign tax credit	9.8	4.4	4.7
Undistributed earnings of subsidiaries and affiliates	2.7	1.8	2.0
Other adjustments relating to prior years	0.4	(1.5)	0.4
Adjustments for unrecognized tax benefits	(1.1)	0.2	(3.9)
Adjustments for the change in income tax laws*	8.3	0.5	1.2
Other	0.0	0.0	(0.1)

Effective tax rate	52.7%	36.6%	34.7%

*	On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory income tax rate in Japan for the year ended March 31, 2013 was changed to 37.9%. The tax rate will be changed to 35.1% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net deferred tax assets decreased ¥16,072 million, and income tax expenses increased ¥16,072 million, as of the enactment date of the laws. This impact is included in Adjustments for the change in income tax laws for the year ended March 31, 2012. The impact for the year ended March 31, 2013 is not material.

On March 20, 2014, the National Diet of Japan approved amendments to existing income tax laws and the Special Reconstruction Corporation Tax imposed on companies will be abolished for fiscal years beginning on or after April 1, 2014. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on or after April 1, 2014 will be changed to approximately 35%. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased ¥7,321 million, and income tax expenses increased ¥7,321 million, as of the enactment date of the laws.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2013 and 2014 are presented below:

	Yen (millions)
	2013	2014
Deferred tax assets:
Inventories	¥28,122	¥30,190
Allowance for dealers and customers	87,224	110,936
Accrued bonus	32,380	32,837
Property, plant and equipment	65,397	58,671
Operating loss carryforwards	138,559	107,269
Pension and other postretirement benefits	229,102	152,409
Other	166,894	188,057

Total gross deferred tax assets	747,678	680,369
Less valuation allowance	81,007	97,138

Net deferred tax assets	666,671	583,231

Deferred tax liabilities:
Inventories	(16,575)	(13,924)
Prepaid pension expenses	(12,274)	(4,977)
Property, plant and equipment, excluding lease transactions	(80,103)	(78,898)
Direct financing lease transactions	(23,580)	(26,658)
Operating lease transactions	(623,535)	(695,507)
Undistributed earnings of subsidiaries and affiliates	(89,126)	(112,085)
Net unrealized gains on available-for-sale securities	(27,042)	(33,709)
Other	(51,727)	(44,887)

Total gross deferred tax liabilities	(923,962)	(1,010,645)

Net deferred tax asset (liability)	¥(257,291)	¥(427,414)

Deferred income tax assets and liabilities at March 31, 2013 and 2014 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)
	2013	2014
Current assets-Deferred income taxes	¥234,075	¥202,123
Other assets	127,248	80,289
Other current liabilities	(2,735)	(3,164)
Other liabilities	(615,879)	(706,662)

Net deferred tax asset (liability)	¥(257,291)	¥(427,414)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible and operating loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda will realize the benefits of these deductible differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2013 and 2014. The amount of the deferred tax asset considered realizable, however, could be significantly reduced in the near term if estimates of future taxable income during the carryforward period are reduced due to further changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. For the years ended March 31, 2012, 2013 and 2014, the net change in the total valuation allowance was an increase of ¥3,613 million, ¥11,915 million, and ¥16,131 million, respectively (note 20). The valuation allowance primarily relates to deferred tax assets associated with net operating loss carryforwards.

At March 31, 2014, Honda has operating loss and tax credit carryforwards for income tax purposes of ¥353,357 million and ¥34,578 million, respectively, which are available to offset future taxable income and income taxes, if any. Periods available to offset future taxable income and income taxes vary in each tax jurisdiction and range from one year to an indefinite period as follows:

Yen (millions)
Operating loss carryforwards:
Within 1 year	¥434
1 to 5 years	12,975
5 to 20 years	222,937
Indefinite periods	117,011

Total	¥353,357

Yen (millions)
Tax credit carryforwards:
Within 1 year	¥37
1 to 5 years	17,146
5 to 20 years	17,076
Indefinite periods	319

Total	¥34,578

At March 31, 2013 and 2014, Honda did not recognize deferred tax liabilities of ¥140,691 million and ¥195,476 million, respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries and foreign corporate joint ventures because such portions were considered indefinitely reinvested. Deferred tax liabilities will be recognized when Honda expects that it will realize those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investment. At March 31, 2013 and 2014, the undistributed earnings not subject to deferred tax liabilities were ¥4,133,175 million and ¥4,284,270 million, respectively.

Honda’s unrecognized tax benefits totaled ¥43,627 million, ¥39,151 million and ¥6,983 million at March 31, 2012, 2013 and 2014, respectively. Of these amounts, the amounts that would impact Honda’s effective income tax rate, if recognized, are ¥32,460 million, ¥37,012 million and ¥5,362 million in fiscal years 2012, 2013 and 2014, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Recognized interest and penalties, net included in income tax expense for the years ended March 31, 2012, 2013 and 2014 were ¥513 million benefit, ¥764 million loss and ¥2,406 million benefit, respectively. Honda had recorded approximately ¥3,292 million and ¥1,235 million for accrued interest and accrued penalties at March 31, 2013 and 2014, respectively. Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31 are as follows:

	Yen (millions)
	2012	2013	2014
Balance at beginning of year	¥46,265	¥43,627	¥39,151
Additions for tax positions related to the current year	2,910	—	—
Additions for tax positions of prior years	4,538	687	3,332
Reductions for tax positions of prior years*	(1,217)	(7,855)	(26,063)
Settlements	(1,688)	—	(3,808)
Reductions for statute of limitations	(6,894)	—	(6,909)
Effect of exchange rate changes	(287)	2,692	1,280

Balance at end of year	¥43,627	¥39,151	¥6,983

*	Due to the Company’s remeasurement based on technical merits regarding transfer pricing matters of overseas transactions between the Company and foreign affiliates, the Company has decreased a portion of unrecognized tax benefits during the year ended March 31, 2014.

Tax liabilities associated with uncertain tax positions are primarily classified as other noncurrent liabilities, as Honda does not expect to pay cash or settle these positions within the next twelve months.

Honda has open tax years primarily from 2005 to 2014 with various significant tax jurisdictions including Japan (fiscal years 2008-2014), the United States (fiscal years 2005-2014), Canada, the United Kingdom, Germany, France, Belgium, Thailand, India, Brazil and Australia.

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

Dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2014 represent dividends paid out during those years and the related appropriations to the legal reserves. Dividends per share were ¥60, ¥72 and ¥79 for the years ended March 31, 2012, 2013 and 2014, respectively. The accompanying consolidated financial statements do not include any accrued liabilities for the dividend of ¥22 per share aggregating to ¥39,650 million proposed and resolved in the general shareholders’ meeting held on June 13, 2014.

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

In September 2013, certain consolidated subsidiaries in North America amended their existing defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on or after January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement were recognized in other comprehensive income (loss), net of tax during the fiscal year ended March 31, 2014.

Following this plan amendment, employees of these consolidated subsidiaries could elect to move from the existing defined benefit pension plans to a defined contribution pension plan on January 1, 2014. Consequently, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the existing defined benefit pension plans. As a result, Honda recognized ¥21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which ¥15,407 million is included in cost of sales and ¥5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the fiscal year ended March 31, 2014. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the existing defined benefit pension plans at the date of the curtailment. The effect of the remeasurement was recognized in other comprehensive income (loss), net of tax during the fiscal year ended March 31, 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Obligations and funded status

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2013	2014	2013	2014
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,193,566)	¥(1,283,216)	¥(536,064)	¥(685,155)
Service cost	(31,124)	(33,701)	(24,826)	(27,342)
Interest cost	(23,871)	(19,248)	(26,107)	(31,857)
Plan participants’ contributions	—	—	(26)	(13)
Actuarial gain (loss)	(82,834)	(4,833)	(33,210)	20,074
Benefits paid	48,179	47,363	11,177	39,339
Amendment	—	—	—	57,251
Curtailment	—	—	—	1,084
Foreign currency translation	—	—	(76,099)	(63,053)

Benefit obligations at end of year	(1,283,216)	(1,293,635)	(685,155)	(689,672)

Change in plan assets:
Fair value of plan assets at beginning of year	801,701	918,518	422,500	543,164
Actual return on plan assets	94,446	71,304	45,124	67,666
Employer contributions	70,550	69,580	23,795	33,557
Plan participants’ contributions	—	—	26	13
Benefits paid	(48,179)	(47,363)	(11,177)	(39,339)
Foreign currency translation	—	—	62,896	51,891

Fair value of plan assets at end of year	918,518	1,012,039	543,164	656,952

Funded status	¥(364,698)	¥(281,596)	¥(141,991)	¥(32,720)

Amounts recognized in the consolidated balance sheets consist of:
Noncurrent assets	¥1,480	¥2,626	¥—	¥18,643
Current liabilities	(364)	(335)	(38)	(40)
Noncurrent liabilities	(365,814)	(283,887)	(141,953)	(51,323)

Total	¥(364,698)	¥(281,596)	¥(141,991)	¥(32,720)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Actuarial loss (gain)	¥394,998	¥335,886	¥206,941	¥145,979
Net transition obligation	—	—	77	35
Prior service cost (benefit)	(121,671)	(105,367)	(1,905)	(35,497)

Total	¥273,327	¥230,519	¥205,113	¥110,517

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,262,263)	¥(1,272,687)	¥(493,040)	¥(469,569)
Accumulated benefit obligations	(1,180,781)	(1,191,640)	(453,165)	(469,152)
Fair value of plan assets	897,066	988,744	367,949	429,441

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The accumulated benefit obligations for all Japanese defined benefit plans at March 31, 2013 and 2014 were ¥1,197,913 million and ¥1,209,003 million, respectively. The accumulated benefit obligations for all foreign defined benefit plans at March 31, 2013 and 2014 were ¥610,517 million and ¥645,939 million, respectively.

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Pension expense and other amounts recognized in other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2014 include the following:

	Yen (millions)
	2012	2013	2014
Japanese plans:
Pension cost
Service cost-benefits earned during the year	¥33,454	¥31,124	¥33,701
Interest cost on projected benefit obligations	23,481	23,871	19,248
Expected return on plan assets	(23,645)	(24,048)	(25,341)
Amortization of actuarial loss (gain)	20,373	18,149	17,218
Amortization of prior service cost (benefit)	(16,304)	(16,304)	(16,304)

Total	¥37,359	¥32,792	¥28,522

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	¥(13,305)	¥10,137	¥(41,894)
Amortization of actuarial loss (gain)	(20,373)	(18,149)	(17,218)
Amortization of prior service cost (benefit)	16,304	16,304	16,304

Total	(17,374)	8,292	(42,808)

Total recognized in pension cost and other comprehensive income (loss)	¥19,985	¥41,084	¥(14,286)

Foreign plans:
Pension cost
Service cost-benefits earned during the year	¥19,506	¥24,826	¥27,342
Interest cost on projected benefit obligations	24,130	26,107	31,857
Expected return on plan assets	(26,796)	(30,254)	(39,624)
Amortization of actuarial loss (gain)	5,829	10,724	12,538
Amortization of net transition obligation	30	33	42
Amortization of prior service cost (benefit)	6	(205)	(2,291)
Curtailment gain	—	—	(21,368)
Other	3	17	—

Total	¥22,708	¥31,248	¥8,496

Other amounts recognized in other comprehensive income (loss)
Actuarial loss (gain)	¥71,160	¥16,466	¥(48,424)
Amortization of actuarial loss (gain)	(5,829)	(10,724)	(12,538)
Amortization of net transition obligation	(30)	(33)	(42)
Prior service cost (benefit)	(2,677)	41	(57,251)
Amortization of prior service cost (benefit)	(6)	205	2,291
Curtailment gain	—	—	21,368

Total	62,618	5,955	(94,596)

Total recognized in pension cost and other comprehensive income (loss)	¥85,326	¥37,203	¥(86,100)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents the estimated amounts that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

	Yen (millions)
	Japanese plans	Foreign plans
Amortization of actuarial loss (gain)	¥13,451	¥12,019
Amortization of net transition obligation	—	3
Amortization of prior service cost (benefit)	(16,304)	(3,371)

Assumptions

Weighted-average assumptions used to determine benefit obligation at March 31, 2013 and 2014 were as follows:

	2013	2014
Japanese plans:
Discount rate	1.5%	1.5%
Rate of salary increase	2.2%	2.2%
Foreign plans:
Discount rate	4.5 ~ 4.7%	4.6 ~ 4.8%
Rate of salary increase	2.5 ~ 4.1%	2.5 ~ 3.9%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2014 were as follows:

	2012	2013	2014
Japanese plans:
Discount rate	2.0%	2.0%	1.5%
Rate of salary increase	2.2%	2.1%	2.2%
Expected long-term rate of return	3.0%	3.0%	3.0%
Foreign plans:
Discount rate	5.5 ~ 6.0%	4.6 ~ 5.2%	4.5 ~ 4.7%
Rate of salary increase	1.5 ~ 4.6%	1.5 ~ 4.4%	2.5 ~ 4.1%
Expected long-term rate of return	6.5 ~ 7.5%	6.2 ~ 7.7%	6.0 ~ 7.4%

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Plan assets

Honda’s investment policies for the Japanese and foreign pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified Japanese and foreign individual equity and debt securities using the target asset allocations, consistent with accepted tolerance for risks. Honda sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the expected long-term returns of plan assets or the investment environment.

The following tables present the fair value of the Japanese pension plan assets by asset category as of March 31, 2013 and 2014.

	Yen (millions)
As of March 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥25,534	¥—	¥—	¥25,534
Equity securities	312,764	263	—	313,027
Corporate bonds	4,320	5,477	18	9,815
Government, agency and local bonds	93,450	217,964	163	311,577
Group annuity insurance:
General accounts	—	21,042	—	21,042
Separate accounts	—	10,773	—	10,773
Pooled funds:
Hedge funds	—	—	85,391	85,391
Commingled and other mutual funds	2,033	135,619	1,213	138,865
Derivative instruments	81	2,413	—	2,494

Total	¥438,182	¥393,551	¥86,785	¥918,518

	Yen (millions)
As of March 31, 2014	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥20,438	¥—	¥—	¥20,438
Equity securities	349,601	254	2	349,857
Corporate bonds	8,341	1,829	86	10,256
Government, agency and local bonds	256,114	107,491	—	363,605
Group annuity insurance:
General accounts	—	23,688	—	23,688
Separate accounts	—	11,625	—	11,625
Pooled funds:
Hedge funds	—	—	95,860	95,860
Commingled and other mutual funds	1,559	137,078	1,286	139,923
Derivative instruments	16	(3,229)	—	(3,213)

Total	¥636,069	¥278,736	¥97,234	¥1,012,039

*	Information about the three hierarchy levels is described in note 16.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present reconciliations during the years ended March 31, 2013 and 2014 for Level 3 Japanese pension plan assets.

	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds		Total
For the year ended March 31, 2013				Hedge funds	Commingled and other mutual funds
Balance at beginning of year	¥180	¥—	¥100	¥63,271	¥—	¥63,551
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	22	10,484	13	10,519
Relating to assets sold during the period	60	—	1	804	—	865
Purchases, sales and settlements, net	(240)	18	40	10,832	1,200	11,850
Transfers in and/or out of Level 3	—	—	—	—	—	—

Balance at end of year	¥—	¥18	¥163	¥85,391	¥1,213	¥86,785

	Yen (millions)
	Equity securities	Corporate bonds	Government, agency and local bonds	Pooled funds		Total
For the year ended March 31, 2014				Hedge funds	Commingled and other mutual funds
Balance at beginning of year	¥—	¥18	¥163	¥85,391	¥1,213	¥86,785
Actual return on plan assets:
Relating to assets still held at the reporting date	—	4	—	9,600	73	9,677
Relating to assets sold during the period	—	—	3	644	—	647
Purchases, sales and settlements, net	2	64	(139)	225	—	152
Transfers in and/or out of Level 3	—	—	(27)	—	—	(27)

Balance at end of year	¥2	¥86	¥—	¥95,860	¥1,286	¥97,234

The major valuation methodologies for Japanese pension plan assets are as follows:

Equity securities are mainly marketable securities and fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2013 and 2014, this class includes approximately 10% and 8% of Japanese equity securities, 43% and 45% of United States equity securities and 47% and 47% of other foreign equity securities, respectively.

Fair value measurement for corporate, government, agency and local bonds, for which fair value is estimated using quoted market prices, is classified as Level 1. Fair value measurement for the assets of which fair value is estimated based on market observable inputs such as market interest rates and conditions of issuances is classified as Level 2. At March 31, 2013 and 2014, this class includes approximately 23% and 18% of Japanese bonds, 24% and 23% of United States bonds and 53% and 59% of other foreign bonds, respectively.

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

Derivative instruments mainly consist of foreign exchange instruments and fair value of derivative instruments is estimated based on market observable inputs such as foreign exchange rates. Fair value measurement for derivative instruments is mainly classified as Level 2. At March 31, 2013 and 2014, on a gross basis, asset position is ¥6,623 million and ¥2,711 million and liability position is ¥4,129 million and ¥5,924 million, respectively.

The following tables present the fair value of the foreign pension plan assets by asset category as of March 31, 2013 and 2014.

	Yen (millions)
As of March 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥6,178	¥—	¥—	¥6,178
Short-term investments	742	10,787	—	11,529
Equity securities	157,704	—	—	157,704
Corporate bonds	—	51,660	282	51,942
Government, agency and local bonds	2,868	42,416	373	45,657
Pooled funds:
Real estate funds	—	—	26,995	26,995
Private equity funds	—	—	22,946	22,946
Hedge funds	—	—	28,695	28,695
Commingled and other mutual funds	309	176,534	10,788	187,631
Derivative instruments	—	130	(73)	57
Asset-backed securities	—	3,830	—	3,830

Total	¥167,801	¥285,357	¥90,006	¥543,164

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2014	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	¥6,597	¥—	¥—	¥6,597
Short-term investments	462	11,891	—	12,353
Equity securities	201,787	3,514	—	205,301
Corporate bonds	—	61,883	266	62,149
Government, agency and local bonds	4,170	54,136	49	58,355
Pooled funds:
Real estate funds	—	—	35,856	35,856
Private equity funds	—	—	33,215	33,215
Hedge funds	—	—	35,807	35,807
Commingled and other mutual funds	—	184,288	17,091	201,379
Derivative instruments	(704)	1,475	(6)	765
Asset-backed securities	—	5,175	—	5,175

Total	¥212,312	¥322,362	¥122,278	¥656,952

*	Information about the three hierarchy levels is described in note 16.

The following tables present reconciliations during the years ended March 31, 2013 and 2014 for Level 3 foreign pension plan assets.

	Yen (millions)
			Pooled funds
For the year ended March 31, 2013	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Total
Balance at beginning of year	¥—	¥—	¥15,190	¥10,030	¥19,726	¥1,840	¥(28)	¥46,758
Actual return on plan assets:
Relating to assets still held at the reporting date	(2)	7	1,010	898	1,537	606	2	4,058
Relating to assets sold during the period	11	7	(2)	291	3	—	7	317
Purchases, sales and settlements, net	70	95	7,935	9,056	3,869	7,438	(45)	28,418
Transfers in and/or out of Level 3	171	219	—	—	—	—	—	390
Foreign currency translation	32	45	2,862	2,671	3,560	904	(9)	10,065

Balance at end of year	¥282	¥373	¥26,995	¥22,946	¥28,695	¥10,788	¥(73)	¥90,006

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
			Pooled funds
For the year ended March 31, 2014	Corporate bonds	Government, agency and local bonds	Real estate funds	Private equity funds	Hedge funds	Commingled and other mutual funds	Derivative instruments	Total
Balance at beginning of year	¥282	¥373	¥26,995	¥22,946	¥28,695	¥10,788	¥(73)	¥90,006
Actual return on plan assets:
Relating to assets still held at the reporting date	(12)	2	2,403	1,778	3,217	353	—	7,741
Relating to assets sold during the period	(3)	—	2	401	—	—	1	401
Purchases, sales and settlements, net	21	45	3,499	6,355	1,075	3,539	71	14,605
Transfers in and/or out of Level 3	(48)	(397)	—	—	—	—	—	(445)
Foreign currency translation	26	26	2,957	1,735	2,820	2,411	(5)	9,970

Balance at end of year	¥266	¥49	¥35,856	¥33,215	¥35,807	¥17,091	¥(6)	¥122,278

The major valuation methodologies for foreign pension plan assets are as follows:

Fair value of short-term investments is mainly estimated based on market observable inputs. Fair value measurement for short-term investments is mainly classified as Level 2.

Equity securities are mainly marketable securities and their fair value is estimated using quoted market prices. Fair value measurement for equity securities is mainly classified as Level 1. At March 31, 2013 and 2014, this class includes approximately 6% and 5% of Japanese equity securities, 56% and 58% of United States equity securities and 38% and 37% of other foreign equity securities, respectively.

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

Fair value of asset-backed securities is mainly estimated based on market observable inputs provided by independent vendors. Fair value measurement for asset-backed securities is classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash flows

Contributions

Honda expects to contribute ¥56,152 million to its Japanese pension plans and ¥23,088 million to its foreign pension plans in the year ending March 31, 2015.

Estimated future benefit payment

The following table presents estimated future gross benefit payments:

Years ending March 31	Yen (millions)
	Japanese plans	Foreign plans
2015	¥46,670	¥23,297
2016	47,386	24,904
2017	48,683	26,797
2018	50,984	29,143
2019	53,616	32,020
2020-2024	298,741	198,433

Certain of the Company’s subsidiaries in North America provide mainly health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

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

(14) Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	2012	2013	2014
Cash paid (provided), net during the year for:
Interest	¥97,788	¥86,989	¥82,796
Income taxes	47,217	138,583	240,668

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Other Comprehensive Income (Loss)

The following tables present the changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2012, 2013 and 2014.

	Yen (millions)
For the year ended March 31, 2012	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of year	¥(1,268,233)	¥30,299	¥(156)	¥(257,290)	¥(1,495,380)
Other comprehensive income (loss) before reclassifications	(118,135)	6,351	(76)	(46,543)	(158,403)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(539)	47	6,890	6,398

Net current-period other comprehensive income (loss)	(118,135)	5,812	(29)	(39,653)	(152,005)

Less: Other comprehensive income attributable to noncontrolling interests	(1,323)	(87)	—	103	(1,307)

Balance at end of year	¥(1,385,045)	¥36,198	¥(185)	¥(297,046)	¥(1,646,078)

	Yen (millions)
For the year ended March 31, 2013	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of year	¥(1,385,045)	¥36,198	¥(185)	¥(297,046)	¥(1,646,078)
Other comprehensive income (loss) before reclassifications	430,812	7,968	(797)	(24,534)	413,449
Amounts reclassified from accumulated other comprehensive income (loss)	—	16	745	9,237	9,998

Net current-period other comprehensive income (loss)	430,812	7,984	(52)	(15,297)	423,447

Less: Other comprehensive income attributable to noncontrolling interests	15,350	51	—	(1,240)	14,161

Balance at end of year	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2014	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of year	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)
Other comprehensive income (loss) before reclassifications	333,022	15,975	(19)	112,952	461,930
Amounts reclassified from accumulated other comprehensive income (loss)	637	(723)	256	(5,234)	(5,064)

Net current-period other comprehensive income (loss)	333,659	15,252	237	107,718	456,866

Less: Other comprehensive income attributable to noncontrolling interests	13,235	33	—	(180)	13,088

Balance at end of year	¥(649,159)	¥59,350	¥—	¥(203,205)	¥(793,014)

The following table presents the reclassifications out of accumulated other comprehensive income (loss) by component for the year ended March 31, 2014.

For the year ended March 31, 2014	Yen (millions)
Details about accumulated other comprehensive income (loss) components	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in the statement where net income is presented
Adjustments from foreign currency translation
	¥(1,027)	Other income (expenses) – Other, net
	390	Income tax expense

	¥(637)	Net income

Unrealized gains (losses) on available-for-sale securities, net
	¥1,114	Other income (expenses) – Other, net
	(391)	Income tax expense

	¥723	Net income

Unrealized gains (losses) on derivative instruments, net
	¥(411)	Other income (expenses) – Other, net
	155	Income tax expense

	¥(256)	Net income

Pension and other postretirement benefits adjustments
	¥8,823	*
	(3,589)	Income tax expense

	¥5,234	Net income

Total reclassifications for the period	¥5,064

*	This accumulated other comprehensive income (loss) components is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present the tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2012, 2013 and 2014.

	Yen (millions)
For the year ended March 31, 2012	Before-tax	Tax (expense) or benefit (note 11)	Net-of-tax
Adjustments from foreign currency translation:
Unrealized gains (losses) arising during the year	¥(119,910)	¥1,775	¥(118,135)
Reclassification adjustments for losses (gains) realized in net income	—	—	—

Net unrealized gains (losses)	(119,910)	1,775	(118,135)

Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	9,438	(3,087)	6,351
Reclassification adjustments for losses (gains) realized in net income	(706)	167	(539)

Net unrealized gains (losses)	8,732	(2,920)	5,812

Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the year	(115)	39	(76)
Reclassification adjustments for losses (gains) realized in net income	78	(31)	47

Net unrealized gains (losses)	(37)	8	(29)

Pension and other postretirement benefits adjustments*:
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(72,225)	25,682	(46,543)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	10,734	(3,844)	6,890

Net unrealized gains (losses)	(61,491)	21,838	(39,653)

Other comprehensive income (loss)	¥(172,706)	¥20,701	¥(152,005)

	Yen (millions)
For the year ended March 31, 2013	Before-tax	Tax (expense) or benefit (note 11)	Net-of-tax
Adjustments from foreign currency translation:
Unrealized gains (losses) arising during the year	¥433,640	¥(2,828)	¥430,812
Reclassification adjustments for losses (gains) realized in net income	—	—	—

Net unrealized gains (losses)	433,640	(2,828)	430,812

Unrealized gains (losses) on available-for-sales securities:
Unrealized holding gains (losses) arising during the year	12,336	(4,368)	7,968
Reclassification adjustments for losses (gains) realized in net income	24	(8)	16

Net unrealized gains (losses)	12,360	(4,376)	7,984

Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the year	(1,281)	484	(797)
Reclassification adjustments for losses (gains) realized in net income	1,197	(452)	745

Net unrealized gains (losses)	(84)	32	(52)

Pension and other postretirement benefits adjustments*:
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	(36,611)	12,077	(24,534)
Amortization of unrealized (gain) loss on pension and other postretirement benefits	14,394	(5,157)	9,237

Net unrealized gains (losses)	(22,217)	6,920	(15,297)

Other comprehensive income (loss)	¥423,699	¥(252)	¥423,447

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2014	Before-tax	Tax (expense) or benefit (note 11)	Net-of-tax
Adjustments from foreign currency translation:
Unrealized gains (losses) arising during the year	¥343,695	¥(10,673)	¥333,022
Reclassification adjustments for losses (gains) realized in net income	1,027	(390)	637

Net unrealized gains (losses)	344,722	(11,063)	333,659

Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during the year	22,261	(6,286)	15,975
Reclassification adjustments for losses (gains) realized in net income	(1,114)	391	(723)

Net unrealized gains (losses)	21,147	(5,895)	15,252

Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the year	(29)	10	(19)
Reclassification adjustments for losses (gains) realized in net income	411	(155)	256

Net unrealized gains (losses)	382	(145)	237

Pension and other postretirement benefits adjustments*:
(Increase) decrease in net unrealized losses on pension and other postretirement benefits	171,924	(58,972)	112,952
Amortization of unrealized (gain) loss on pension and other postretirement benefits	(8,823)	3,589	(5,234)

Net unrealized gains (losses)	163,101	(55,383)	107,718

Other comprehensive income (loss)	¥529,352	¥(72,486)	¥456,866

*	The primary components of other comprehensive income (loss) for Pension and other postretirement benefits adjustments are actuarial gains or losses and prior service benefits or costs (note 13).

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2014.

	Yen (millions)
As of March 31, 2013	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥6,538	¥—	¥6,538	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	32,152	—	32,152	—	—

Total derivative instruments	—	38,690	—	38,690	(18,071)	20,619

Available-for-sale securities
Marketable equity securities	117,110	—	—	117,110	—	117,110
Auction rate securities	—	—	6,928	6,928	—	6,928
Debt securities	—	4,226	—	4,226	—	4,226
Others	584	—	—	584	—	584

Total available-for-sale securities	117,694	4,226	6,928	128,848	—	128,848

Total	¥117,694	¥42,916	¥6,928	¥167,538	¥(18,071)	¥149,467

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(78,934)	¥—	¥(78,934)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(14,639)	—	(14,639)	—	—

Total derivative instruments	—	(93,573)	—	(93,573)	18,071	(75,502)

Total	¥—	¥(93,573)	¥—	¥(93,573)	¥18,071	¥(75,502)

	Yen (millions)
As of March 31, 2014	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥11,036	¥—	¥11,036	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	19,814	—	19,814	—	—

Total derivative instruments	—	30,850	—	30,850	(10,804)	20,046

Available-for-sale securities
Marketable equity securities	138,476	—	—	138,476	—	138,476
Auction rate securities	—	—	6,999	6,999	—	6,999
Debt securities	—	31,905	—	31,905	—	31,905
Others	5,146	3,434	—	8,580	—	8,580

Total available-for-sale securities	143,622	35,339	6,999	185,960	—	185,960

Total	¥143,622	¥66,189	¥6,999	¥216,810	¥(10,804)	¥206,006

Liabilities:
Derivative instruments
Foreign exchange instruments (notes 1(q) and 17)	¥—	¥(14,852)	¥—	¥(14,852)	¥—	¥—
Interest rate instruments (notes 1(q) and 17)	—	(10,887)	—	(10,887)	—	—

Total derivative instruments	—	(25,739)	—	(25,739)	10,804	(14,935)

Total	¥—	¥(25,739)	¥—	¥(25,739)	¥10,804	¥(14,935)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

The following tables present reconciliations during the years ended March 31, 2013 and 2014 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

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
Included in earnings	¥—
Included in other comprehensive income (loss)	115

Yen (millions)
For the year ended March 31, 2014	Auction rate securities
Balance at beginning of year	¥6,928
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	202
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(790)
Foreign currency translation	659

Balance at end of year	¥6,999

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	103

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

Debt securities

Debt securities consist mainly of corporate bonds and local bonds and the fair values are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for debt securities is classified as Level 2.

For the year ended March 31, 2013, Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss (note 6). The fair value of the investments was ¥68,778 million and estimated by using quoted market prices. Fair value measurement for the investments is classified as Level 1.

Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2014.

Honda has not elected the fair value option for the fiscal years ended March 31, 2013 and 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The estimated fair values of significant financial instruments at March 31, 2013 and 2014 are as follows:

	Yen (millions)
	2013		2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables*	¥4,278,460	¥4,326,333	¥5,140,064	¥5,175,564
Held-to-maturity securities	16,511	16,556	34,650	34,667
Debt	(4,894,188)	(4,966,318)	(5,856,874)	(5,917,087)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and 2014 in the table exclude ¥425,870 million and ¥393,933 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and 2014 in the table also include ¥673,193 million and ¥752,229 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

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

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of those Government bonds is classified as Level 1. The fair values of corporate bonds and local bonds are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

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

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2013 and 2014 are as follows:

Derivatives designated as hedging instruments

	Yen (millions)
	2013	2014
Foreign currency forward exchange contracts	¥23,324	¥—

Total foreign exchange instruments	¥23,324	¥—

Derivatives not designated as hedging instruments
	Yen (millions)
	2013	2014
Foreign currency forward exchange contracts	¥724,435	¥506,734
Foreign currency option contracts	4,145	3,721
Currency swap agreements	337,254	366,031

Total foreign exchange instruments	¥1,065,834	¥876,486

Interest rate swap agreements	¥4,063,289	¥4,809,037

Total interest rate instruments	¥4,063,289	¥4,809,037

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Cash flow hedges

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in accumulated other comprehensive income (loss) at March 31, 2013 was ¥237 million loss. The Company does not hold any derivative financial instruments designated as cash flow hedges and there is no amount recognized in accumulated other comprehensive income (loss) at March 31, 2014.

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

The estimated fair values of derivative instruments at March 31, 2013 and 2014 are as follows.

As of March 31, 2013

Derivatives designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(211)	¥—	¥—	¥(211)

Derivatives not designated as hedging instruments

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2014

Derivatives designated as hedging instruments

Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥—	¥—	¥—	¥—

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥11,036	¥(14,852)	¥4,910	¥2,288	¥(11,014)
Interest rate instruments	19,814	(10,887)	593	12,255	(3,921)

Total	¥30,850	¥(25,739)	¥5,503	¥14,543	¥(14,935)

Netting adjustment	(10,804)	10,804

Net amount	¥20,046	¥(14,935)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations for each of the years in the three-year period ended March 31, 2014 are as follows:

For the year ended March 31, 2012

Derivatives designated as hedging instruments

Cash flow hedges:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(115)	Other income (expenses) – Other, net	¥(78)	Other income (expenses) – Other, net	¥(455)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥(3,709)
Interest rate instruments	Other income (expenses) – Other, net	(1,421)

Total		¥(5,130)

For the year ended March 31, 2013

Derivatives designated as hedging instruments

Cash flow hedges:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(1,281)	Other income (expenses) – Other, net	¥(1,197)	Other income (expenses) – Other, net	¥(589)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥(111,004)
Interest rate instruments	Other income (expenses) – Other, net	3,212

Total		¥(107,792)

For the year ended March 31, 2014

Derivatives designated as hedging instruments

Cash flow hedges:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(29)	Other income (expenses) – Other, net	¥(411)	Other income (expenses) – Other, net	¥(714)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) – Other, net	¥(23,765)
Interest rate instruments	Other income (expenses) – Other, net	(10,547)

Total		¥(34,312)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation (note 1(p)).

(18) Commitments and Contingent Liabilities

At March 31, 2014, Honda had commitments for purchases of property, plant and equipment and other commitments of approximately ¥131,238 million.

Honda has entered into various guarantee and indemnification agreements. At March 31, 2013 and 2014, Honda has guaranteed ¥26,475 million and ¥25,368 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥26,475 million and ¥25,368 million, respectively, at March 31, 2013 and 2014. At March 31, 2014, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Honda also provides specific warranty programs, including product recalls, as needed. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in the accrued liabilities for those product warranties for each of the years in the two-year period ended March 31, 2014 are as follows:

	Yen (millions)
	2013	2014
Balance at beginning of year	¥170,562	¥208,033
Warranty claims paid during the period	(64,942)	(104,090)
Liabilities accrued for warranties issued during the period	97,108	153,898
Changes in liabilities for pre-existing warranties during the period	(8,583)	397
Foreign currency translation	13,888	11,382

Balance at end of year	¥208,033	¥269,620

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2014 are as follows:

Years ending March 31	Yen (millions)
2015	¥18,862
2016	14,466
2017	13,101
2018	8,423
2019	7,604
After five years	39,724

Total minimum lease payments	¥102,180

Rental expenses under operating leases were ¥34,079 million, ¥32,728 million and ¥34,953 million, for the years ended March 31, 2012, 2013 and 2014, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(20) Valuation and Qualifying Accounts

The valuation and qualifying accounts for the years ended March 31, 2012, 2013 and 2014 are set forth in the following table:

	Yen (millions)
		Additions
	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions*	Foreign currency translation	Balance at end of year
March 31, 2012:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,904	¥3,773	—	¥3,858	¥(526)	¥7,293
Finance subsidiaries-receivables
Allowance for credit losses	¥24,890	¥11,625	—	¥15,484	¥(415)	¥20,616
Allowance for losses on lease residual values	7,225	1,407	—	2,954	(312)	5,366

	¥32,115	¥13,032	—	¥18,438	¥(727)	¥25,982
Other assets
Allowance for doubtful accounts	¥23,275	¥1,293	—	¥1,311	¥(221)	¥23,036
Deferred tax assets
Valuation allowance	¥65,479	¥18,665	—	¥4,651	¥(10,401)	¥69,092
March 31, 2013:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,293	¥2,810	—	¥2,721	¥503	¥7,885
Finance subsidiaries-receivables
Allowance for credit losses	¥20,616	¥9,234	—	¥13,198	¥1,176	¥17,828
Allowance for losses on lease residual values	5,366	825	—	3,178	341	3,354

	¥25,982	¥10,059	—	¥16,376	¥1,517	¥21,182
Other assets
Allowance for doubtful accounts	¥23,036	¥687	—	¥1,063	¥94	¥22,754
Deferred tax assets
Valuation allowance	¥69,092	¥9,570	¥1,171	¥7,347	¥8,521	¥81,007
March 31, 2014:
Trade accounts and notes receivable
Allowance for doubtful accounts	¥7,885	¥3,290	—	¥2,094	¥596	¥9,677
Finance subsidiaries-receivables
Allowance for credit losses	¥17,828	¥18,503	—	¥16,136	¥1,364	¥21,559
Allowance for losses on lease residual values	3,354	401	—	1,671	47	2,131

	¥21,182	¥18,904	—	¥17,807	¥1,411	¥23,690
Other assets
Allowance for doubtful accounts	¥22,754	¥175	—	¥881	¥52	¥22,100
Deferred tax assets
Valuation allowance	¥81,007	¥16,488	—	¥6,710	¥6,353	¥97,138

*	Receivable: Bad debts written off

Deferred tax assets:	Reversal of valuation allowance. Deductions in valuation allowance for the years ended March 31, 2012 and 2014 include a portion credited to other comprehensive income of ¥1,650 million and ¥1,173 million, respectively. Deductions in valuation allowance in the three-year period ended March 31, 2014 related to deferred tax assets that expired unused are immaterial.

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

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services
Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services
Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others
Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the year ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,348,828	¥5,805,975	¥516,148	¥277,144	¥7,948,095	¥—	¥7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—

Total	¥1,348,828	¥5,822,742	¥526,576	¥289,734	¥7,987,880	¥(39,785)	¥7,948,095
Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	7,716,731

Segment income (loss)	¥142,602	¥(77,206)	¥170,006	¥(4,038)	¥231,364	¥—	¥231,364

Equity in income of affiliates	¥31,185	¥68,521	¥—	¥700	¥100,406	¥—	¥100,406
Segment assets	¥1,006,684	¥4,955,791	¥5,644,380	¥305,235	¥11,912,090	¥(124,491)	¥11,787,599
Investments in affiliates	¥70,275	¥343,429	¥—	¥17,079	¥430,783	¥—	¥430,783
Depreciation and amortization	¥43,564	¥289,845	¥211,325	¥10,133	¥554,867	¥—	¥554,867
Capital expenditures	¥62,075	¥349,605	¥686,495	¥10,005	¥1,108,180	¥—	¥1,108,180
Damaged and impairment losses on long-lived assets	¥—	¥8,260	¥1,514	¥2,330	¥12,104	¥—	¥12,104
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥13,032	¥—	¥13,032	¥—	¥13,032

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,339,549	¥7,709,216	¥548,506	¥280,676	¥9,877,947	¥—	¥9,877,947
Intersegment	—	14,374	11,750	10,994	37,118	(37,118)	—

Total	¥1,339,549	¥7,723,590	¥560,256	¥291,670	¥9,915,065	¥(37,118)	¥9,877,947
Cost of sales, SG&A and R&D expenses	1,229,316	7,437,599	402,098	301,242	9,370,255	(37,118)	9,333,137

Segment income (loss)	¥110,233	¥285,991	¥158,158	¥(9,572)	¥544,810	¥—	¥544,810

Equity in income of affiliates	¥25,606	¥56,361	¥—	¥756	¥82,723	¥—	¥82,723
Segment assets	¥1,095,357	¥5,759,126	¥6,765,322	¥309,149	¥13,928,954	¥(293,597)	¥13,635,357
Investments in affiliates	¥85,039	¥352,317	¥—	¥20,020	¥457,376	¥—	¥457,376
Depreciation and amortization	¥34,665	¥290,522	¥256,166	¥9,116	¥590,469	¥—	¥590,469
Capital expenditures	¥73,513	¥540,625	¥794,869	¥14,519	¥1,423,526	¥—	¥1,423,526
Damaged and impairment losses on long-lived assets	¥—	¥—	¥4,773	¥—	¥4,773	¥—	¥4,773
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥10,059	¥—	¥10,059	¥—	¥10,059

As of and for the year ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,663,631	¥9,176,360	¥698,185	¥304,275	¥11,842,451	¥—	¥11,842,451
Intersegment	—	18,569	10,403	13,900	42,872	(42,872)	—

Total	¥1,663,631	¥9,194,929	¥708,588	¥318,175	¥11,885,323	¥(42,872)	¥11,842,451
Cost of sales, SG&A and R&D expenses	1,498,026	8,791,228	525,832	319,956	11,135,042	(42,872)	11,092,170

Segment income (loss)	¥165,605	¥403,701	¥182,756	¥(1,781)	¥750,281	¥—	¥750,281

Equity in income of affiliates	¥36,479	¥94,506	¥—	¥1,486	¥132,471	¥—	¥132,471
Segment assets	¥1,264,903	¥6,398,580	¥7,980,989	¥346,177	¥15,990,649	¥(368,618)	¥15,622,031
Investments in affiliates	¥102,359	¥439,556	¥—	¥20,749	¥562,664	¥—	¥562,664
Depreciation and amortization	¥46,038	¥383,325	¥354,704	¥10,653	¥794,720	¥—	¥794,720
Capital expenditures	¥57,702	¥705,696	¥1,131,761	¥14,708	¥1,909,867	¥—	¥1,909,867
Damaged and impairment losses on long-lived assets	¥—	¥—	¥3,301	¥—	¥3,301	¥—	¥3,301
Provision for credit and lease residual losses on finance subsidiaries-receivables	¥—	¥—	¥18,904	¥—	¥18,904	¥—	¥18,904

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Segment assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
4.	Unallocated corporate assets, included in reconciling items, amounted to ¥399,732 million as of March 31, 2012, ¥293,583 million as of March 31, 2013 and ¥294,819 million as of March 31, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

5.	Depreciation and amortization of Financial services business include ¥209,762 million for the year ended March 31, 2012, ¥254,933 million for the year ended March 31, 2013 and ¥352,402 million for the year ended March 31, 2014, respectively, of depreciation of property on operating leases.
6.	Capital expenditures of Financial services business includes ¥683,767 million for the year ended March 31, 2012, ¥793,118 million for the year ended March 31, 2013 and ¥1,127,840 million for the year ended March 31, 2014, respectively, of purchases of operating lease assets.
7.	Liabilities accrued for warranties issued are ¥60,004 million, ¥97,108 million and ¥153,898 million, for the years ended March 31, 2012, 2013 and 2014, respectively. These are mainly included in Cost of sales, SG&A and R&D expenses of Automobile business.
8.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥6,358 million in Motorcycle business, ¥48,568 million in Automobile business, ¥77 million in Financial services business and ¥1,297 million in Power product and other businesses, respectively. It resulted in an increase of segment income, see note 1(k).
9.	For the year ended March 31, 2012 and 2013, impacts of the floods in Thailand are mainly included in Cost of sales, SG&A and R&D expenses of Automobile business, see note 1(u).

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	2012	2013	2014
Motorcycles and relevant parts	¥1,286,319	¥1,274,890	¥1,582,901
All-terrain vehicles (ATVs) and relevant parts	62,509	64,659	80,730
Automobiles and relevant parts	5,805,975	7,709,216	9,176,360
Financial, insurance services	516,148	548,506	698,185
Power products and relevant parts	208,661	221,321	251,630
Others	68,483	59,355	52,645

Total	¥7,948,095	¥9,877,947	¥11,842,451

Geographical Information

As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,774,573	¥3,099,810	¥3,073,712	¥7,948,095
Long-lived assets	¥1,048,402	¥1,889,567	¥596,939	¥3,534,908

As of and for the year ended March 31, 2013

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥1,925,333	¥4,063,727	¥3,888,887	¥9,877,947
Long-lived assets	¥1,167,236	¥2,380,885	¥802,697	¥4,350,818

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	United States	Other Countries	Total
Net sales and other operating revenue	¥2,216,735	¥4,934,018	¥4,691,698	¥11,842,451
Long-lived assets	¥1,280,071	¥2,783,977	¥1,134,021	¥5,198,069

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,774,573	¥3,500,245	¥519,329	¥1,276,621	¥877,327	¥7,948,095	¥—	¥7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—

Total	¥3,362,952	¥3,714,756	¥580,792	¥1,490,478	¥893,132	¥10,042,110	¥(2,094,015)	¥7,948,095
Cost of sales, SG&A and R&D expenses	¥3,472,786	¥3,491,463	¥592,901	¥1,413,608	¥836,176	¥9,806,934	¥(2,090,203)	¥7,716,731

Operating income (loss)	¥(109,834)	¥223,293	¥(12,109)	¥76,870	¥56,956	¥235,176	¥(3,812)	¥231,364

Assets	¥3,112,901	¥6,333,851	¥568,790	¥1,070,331	¥611,818	¥11,697,691	¥89,908	¥11,787,599
Long-lived assets	¥1,048,402	¥1,970,631	¥111,354	¥274,182	¥130,339	¥3,534,908	¥—	¥3,534,908

As of and for the year ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,925,333	¥4,612,361	¥536,856	¥1,926,434	¥876,963	¥9,877,947	¥—	¥9,877,947
Transfers between geographic areas	1,968,179	244,741	105,254	379,213	19,504	2,716,891	(2,716,891)	—

Total	¥3,893,512	¥4,857,102	¥642,110	¥2,305,647	¥896,467	¥12,594,838	¥(2,716,891)	¥9,877,947
Cost of sales, SG&A and R&D expenses	¥3,715,084	¥4,648,184	¥641,650	¥2,158,889	¥860,773	¥12,024,580	¥(2,691,443)	¥9,333,137

Operating income (loss)	¥178,428	¥208,918	¥460	¥146,758	¥35,694	¥570,258	¥(25,448)	¥544,810

Assets	¥3,264,383	¥7,645,540	¥673,667	¥1,523,192	¥660,856	¥13,767,638	¥(132,281)	¥13,635,357
Long-lived assets	¥1,167,236	¥2,481,097	¥124,088	¥434,827	¥143,570	¥4,350,818	¥—	¥4,350,818

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,216,735	¥5,595,981	¥676,502	¥2,340,100	¥1,013,133	¥11,842,451	¥—	¥11,842,451
Transfers between geographic areas	1,975,544	374,018	98,766	486,823	12,368	2,947,519	(2,947,519)	—

Total	¥4,192,279	¥5,969,999	¥775,268	¥2,826,923	¥1,025,501	¥14,789,970	¥(2,947,519)	¥11,842,451
Cost of sales, SG&A and R&D expenses	¥3,978,185	¥5,679,094	¥792,393	¥2,609,023	¥980,600	¥14,039,295	¥(2,947,125)	¥11,092,170

Operating income (loss)	¥214,094	¥290,905	¥(17,125)	¥217,900	¥44,901	¥750,675	¥(394)	¥750,281

Assets	¥3,442,746	¥8,825,278	¥709,469	¥1,996,929	¥767,225	¥15,741,647	¥(119,616)	¥15,622,031
Long-lived assets	¥1,280,071	¥3,025,095	¥133,061	¥588,413	¥171,429	¥5,198,069	¥—	¥5,198,069

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).
3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.
4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Unallocated corporate assets, included in reconciling items, amounted to ¥399,732 million as of March 31, 2012, ¥293,583 million as of March 31, 2013 and ¥294,819 million as of March 31, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.
6.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥42,486 million in Japan, ¥9,602 million in North America, ¥1,068 million in Europe and ¥3,144 million in Asia, respectively. It resulted in an increase of operating income, see note 1(k).
7.	For the year ended March 31, 2012 and 2013, impacts of the floods in Thailand are included in Cost of sales, SG&A and R&D expenses of Asia, see note 1(u).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Selected Quarterly Financial Data (Unaudited)*

Quarterly financial data for the years ended March 31, 2012, 2013 and 2014 are set forth in the following table:

	Yen (millions)			Yen
	Net sales and other operating revenue	Operating Income (loss)	Net income (loss) attributable to Honda Motor Co., Ltd.	Basic net income (loss) attributable to Honda Motor Co., Ltd. per common share
Year ended March 31, 2012:
First quarter	¥1,714,596	¥22,579	¥31,797	¥17.64
Second quarter	1,885,892	52,511	60,429	33.53
Third quarter	1,942,545	44,298	47,662	26.45
Fourth quarter	2,405,062	111,976	71,594	39.72

	¥7,948,095	¥231,364	¥211,482	¥117.34

Year ended March 31, 2013:
First quarter	¥2,435,909	¥176,013	¥131,723	¥73.09
Second quarter	2,271,286	100,867	82,233	45.63
Third quarter	2,425,792	131,941	77,441	42.97
Fourth quarter	2,744,960	135,989	75,752	42.03

	¥9,877,947	¥544,810	¥367,149	¥203.71

Year ended March 31, 2014:
First quarter	¥2,834,095	¥184,963	¥122,499	¥67.97
Second quarter	2,890,221	171,451	120,368	66.79
Third quarter	3,020,889	228,574	160,732	89.18
Fourth quarter	3,097,246	165,293	170,508	94.61

	¥11,842,451	¥750,281	¥574,107	¥318.54

*	All quarterly financial data is unaudited and also has not been reviewed by the independent registered public accounting firm.

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

Date: June 20, 2014
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