Form 20-F
period 2015-03-31
HONDA MOTOR CO LTD
filed 2015-06-26
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

Title of each class	Outstanding as of March 31, 2015
Common Stock	1,802,286,926**

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

Large accelerated filer    ☒            Accelerated filer  ☐      Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 83,945,355 shares represented by American Depositary Shares.

NOTE ON PRESENTATION

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

The consolidated financial statements of the Company in this Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (IASs) and the related interpretations of the interpretations committees (SIC and IFRIC). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the fiscal years ended March 31, 2014 and 2015 included in this Annual Report.

In accordance with rule amendments adopted by the United States Securities and Exchange Commission (“SEC”), which became effective on March 4, 2008, we are not required to provide reconciliations to U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements included in this Annual Report are our first consolidated financial statements prepared in accordance with IFRS. In preparing these financial statements, the opening statement of financial position as of April 1, 2013, which is the date of transition to IFRS, and the comparative financial statements as of and for the fiscal year ended March 31, 2014 have been prepared in accordance with IFRS. In addition to the consolidated financial statements included in this Annual Report, other disclosure in this Annual Report has also been updated to correspond to the transition to IFRS.

The consolidated financial statements included in our Annual Reports on Form 20-F previously filed with the SEC were prepared in accordance with U.S. GAAP and the most recent consolidated financial statements prepared in accordance with U.S. GAAP are those as of and for the fiscal year ended March 31, 2014. IFRS differs in certain respects from U.S. GAAP. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note “(31) Explanation of Transition to IFRS” to the accompanying consolidated financial statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

In the fiscal year ended March 31, 2015, we changed the basis of the accounting principles used to prepare our consolidated financial statements from U.S. GAAP to IFRS. Accordingly, the consolidated financial statements of the Company in this Annual Report have been prepared in accordance with IFRS, as issued by IASB. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note “(31) Explanation of Transition to IFRS” to the accompanying consolidated financial statements.

The selected consolidated financial data set out below for each of the two fiscal years ended March 31, 2015 have been derived from our consolidated financial statements that were prepared in accordance with IFRS.

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2014	2015
Consolidated Statement of Income Data:
Sales revenue	¥12,506,091	¥13,328,099
Operating profit	823,864	670,603
Share of profit of investments accounted for using the equity method	130,916	96,097
Profit before income taxes	933,903	806,237
Profit for the year	665,911	561,098
Profit for the year attributable to owners of the parent	624,703	509,435
Consolidated Statement of Financial Position Data:
Total assets	16,048,438	18,425,837
Financing liabilities, including current and non-current	5,846,948	6,759,839
Equity attributable to owners of the parent	6,335,534	7,108,627
Total equity	6,558,928	7,382,821
Common stock	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,294	1,802,289
Earnings per share attributable to owners of the parent *1
Basic and diluted	¥346.62	¥282.66
Dividends declared during the period per common share*2	79.00	88.00
	(US$ 0.77)	(US$ 0.73)

*1

Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.

*2

A year-end dividend of ¥22 ($0.18) per common share aggregating ¥39.6 billion ($330 million) relating to fiscal 2015 was determined by our Board of Directors in April 2015 and approved by our shareholders in June 2015. This dividend will be paid in June 2015. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 29, 2015, the noon buying rate was ¥123.98=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	Noon Buying Rate
Years ended or ending March 31,	Average	Period end	High	Low
	(Yen per $1.00)
2011	85.00	82.76	94.68	78.74
2012	78.86	82.41	85.26	75.72
2013	83.26	94.16	96.16	77.41
2014	100.46	102.98	105.25	92.96
2015	110.78	119.96	121.50	101.26
2016 (through May 29, 2015)	121.92	123.98	124.18	118.80

Month,			High	Low
			(Yen per $1.00)
December 2014			121.38	117.28
January 2015			120.20	116.78
February 2015			120.38	117.33
March 2015			121.50	119.01
April 2015			120.36	118.80
May 2015			124.18	119.09

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

Risks Relating to Honda’s Industry

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia. A sustained loss of consumer confidence in these markets, which may be caused by an extended economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors could trigger a decline in demand for motorcycles, automobiles and power products that may adversely affect Honda’s results.

Prices for products may fluctuate

Prices for motorcycles, automobiles and power products in certain markets may experience sharp changes over short periods of time. This volatility may be caused by various factors, including fierce competition, short-term fluctuations in demand caused by instability in underlying economic conditions, changes in tariffs, import regulations and other taxes, shortages of certain materials and parts, a steep rise in material prices and sales incentives. There is no guarantee that such price volatility will not continue for an extended period of time or that price volatility will not occur in markets that to date have not experienced such volatility.

Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets, leading, potentially, to further increased price volatility. Price volatility in any of Honda’s markets could adversely affect Honda’s results.

Risks Relating to Honda’s Business in General

Currency and Interest Rate Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries.

Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations could affect Honda’s pricing of materials purchased and products sold. Accordingly, currency fluctuations have an effect on Honda’s results and financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Legal and Regulatory Risks

Honda is subject to various governmental regulations

Honda conducts business operations in countries worldwide. As such, changes in regulations in these countries related to the environment, safety, quality, labor, taxes, currency, exports and imports or other factors could adversely affect Honda’s business, financial condition, or results.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and will continue to be of value in the future. Honda does not regard any of its business operations as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal infringement of some or a large group of Honda’s intellectual property rights, could have an adverse effect on Honda’s operations.

Honda may be subject to legal proceedings

Honda could be subject to suits, investigations and proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any such legal proceedings brought against Honda could adversely affect Honda’s business, financial condition or results.

Risks Relating to Honda’s Operations

Honda’s Financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s Financial services business offers various financing plans to its customers designed to increase the opportunity for sales of its products. However, customers can also obtain financing for the lease or purchase of

Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by Honda involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may affect Honda’s results.

Honda relies on external suppliers for the provision of certain raw materials and parts

Honda purchases raw materials and parts from numerous external suppliers, and relies on certain suppliers for some of the raw materials and parts which it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are outside of Honda’s control. These factors include the ability of its suppliers to provide a continued source of raw materials and parts and Honda’s ability to compete with other users in obtaining the supplies. In particular, the loss of a key supplier could affect our production and increase our costs.

Honda relies on business alliances and joint ventures with other companies

Honda engages in business operations through alliances and joint ventures with other companies in expectation of synergy effects and increased efficiency, or in accordance with requirements from the countries in which Honda conducts its businesses. However, if disagreements occur between the parties to an alliance or joint venture, or if an alliance or joint venture is changed or cancelled, it may have an adverse effect on Honda’s business, financial condition, or results.

Honda may be adversely affected by wars, terrorism, political uncertainty and labor strikes

Honda conducts business operations in countries worldwide and is exposed to risks including wars, terrorism, political uncertainty and labor strikes in those countries or neighboring regions. If such unforeseeable events occur, and operations are delayed or suspended, Honda’s business, financial condition, or results could be adversely affected.

Honda may be adversely affected by natural disasters

In order to minimize the impact on its business operations when events such as large-scale natural disasters, accidents, or the outbreak of infectious diseases occur, Honda conducts a risk evaluation of these events and constructs business continuity plans (BCPs) in each region. However, if operations are delayed or suspended due to the occurrence of disasters, accidents, or the outbreak of infectious diseases that exceed assumptions, Honda’s business, financial condition or results could be adversely affected.

Honda may be adversely affected by inadvertent disclosure of confidential information

Although Honda maintains internal controls through established procedures to protect confidential information, including personal information of its customers and related parties, such information could be inadvertently disclosed. If this occurs, Honda could be subject to, and could be adversely affected by, claims for damages from the customers or parties affected. Also, inadvertent disclosure of confidential business or technical information to third parties could also result in a loss of Honda’s competitiveness.

Honda is subject to risks relating to its obligations to provide post-employment benefits

Honda has various pension plans and provides other post-employment benefits, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. Changes in assumptions could affect Honda’s defined benefit costs and obligations, including Honda’s cash requirements to fund such obligations in the future, which could materially affect Honda’s financial condition and results.

Honda’s success depends in part on the value of its brand image, which could be diminished by product defects

One of the important factors behind corporate sustainability is trust and support for the Honda brand from our customers, society and the communities in which Honda conducts business operations. With respect to the quality of our products, which serves as the pillar of our brand image, we recognize that our mainstay products provide personal mobility and touch human lives, so we place top priority on the safety and security of our customers and constantly strive to further enhance the quality of our development, production and service-related activities. However, if for some unforeseeable reason a product defect does occur, from the standpoint of assuring the safety and security of our customers, it is possible that Honda will issue a recall or take some other action considered to be appropriate. In such an event, the Honda brand image could be damaged and this could adversely impact Honda’s business operations as well as our results.

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

Principal Capital Investments

In the fiscal years ended March 31, 2014 and 2015, Honda’s capital expenditures were ¥2,168.3 billion and ¥2,579.2 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥957.6 billion and ¥898.0 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2015, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power product and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014	2015
	Yen (billions)
Motorcycle Business	¥1,689.2	¥1,846.6
Automobile Business	9,178.7	9,603.3
Financial Services Business	1,326.0	1,555.5
Power Product and Other Businesses	312.0	322.5

Total	¥12,506.0	¥13,328.0

	Fiscal years ended March 31,
	2014	2015
	Yen (billions)
Japan	¥1,920.1	¥1,800.4
North America	6,160.3	6,837.6
Europe	674.2	655.3
Asia	2,584.0	2,899.0
Other Regions	1,167.3	1,135.6

Total	¥12,506.0	¥13,328.0

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

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014			2015
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	226	226	¥79.5	199	199	¥72.4
North America	278	278	141.3	286	286	154.7
Europe	166	166	102.8	191	191	116.9
Asia	14,534	7,858	894.0	15,345	8,478	1,050.4
Other Regions	1,804	1,804	471.4	1,571	1,571	451.9

Total	17,008	10,332	¥1,689.2	17,592	10,725	¥1,846.6

Motorcycle revenue as a percentage of total sales revenue			14%			14%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

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

Honda’s automobiles use gasoline engines of three, four or six-cylinder configurations, diesel engines, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, electric and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Accord, Accord Hybrid, Amaze, Brio, Brio Amaze, Brio Satya, City, Civic, Civic Tourer, CRIDER, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, GRACE Hybrid, Honda MOBILIO, Insight, JADE, JADE Hybrid, LEGEND Hybrid, Spirior, Stream, Acura ILX, Acura RLX, Acura TLX

Light trucks:

Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, VEZEL/HR-V, VEZEL Hybrid, XR-V, Acura MDX, Acura RDX

Mini vehicles:

Acty, Life, N-BOX, N-BOX +, N-BOX SLASH, N-ONE, N-WGN, Vamos

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014			2015
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	818	788	¥1,677.5	761	696	¥1,526.0
North America	1,754	1,754	4,723.3	1,750	1,750	5,199.0
Europe	171	171	493.0	161	161	456.5
Asia	1,311	531	1,641.5	1,426	637	1,795.7
Other Regions	286	286	643.2	269	269	625.9

Total	4,340	3,530	¥9,178.7	4,367	3,513	¥9,603.3

Automobile revenue as a percentage of total sales revenue			73%			72%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Automobiles are mainly produced by Honda at two factories located at three sites in Japan: the Saitama Factory (at the Sayama Plant and the Yorii Plant) and the Suzuka Factory. Our major production sites overseas include those located in the United States (Ohio, Alabama and Indiana), Canada (Alliston), Mexico (Celaya and El Salto), the United Kingdom (Swindon), Thailand (Ayutthaya), India (Greater Noida and Alwar), Indonesia (Karawang) and Brazil (Sumare).

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014	2015
	Yen (billions)
Japan	¥77.1	¥119.7
North America	1,198.3	1,376.2
Europe	14.1	14.2
Asia	8.0	12.1
Other Regions	28.2	33.1

Total	¥1,326.0	¥1,555.5

Financial Services revenue as a percentage of total sales revenue	11%	12%

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

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,
	2014		2015
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	314	¥85.8	338	¥82.1
North America	2,719	97.3	2,705	107.6
Europe	1,031	64.1	1,091	67.5
Asia	1,485	40.3	1,382	40.6
Other Regions	469	24.4	467	24.5

Total	6,018	¥312.0	5,983	¥322.5

Power Product and Other businesses revenue as a percentage of total sales revenue		2%		2%

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In Power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method was involved in the sale of Honda power products.

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

Motorcycles are distributed through approximately 5,900 outlets, including approximately 600 “PRO’S” shops and approximately 110 Honda Dream authorized dealerships.

As for the automobile distribution network, at present, approximately 720 retail dealers operate approximately 2,210 shops and sell models including the Accord Hybrid, Accord Plug-in Hybrid, CR-Z, GRACE Hybrid, Fit, Fit Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, JADE Hybrid, LEGEND Hybrid, Stream, CR-V, Odyssey, Step WGN, VEZEL, VEZEL Hybrid, Acty, Life, N-BOX, N-BOX +, N-BOX SLASH, N-ONE, N-WGN, and Vamos.

Power products are distributed in Japan to approximately 1,000 retail dealers throughout Japan, including affiliates of Honda. A number of small engines are also sold to other manufacturers for use in their products.

Service and Parts Related Operations in Japan

Sales of spare parts and after sales services are mainly provided through retail dealers. Training programs on automobile service technicians are provided for dealers regularly by Regional Operations (Japan).

Overseas Sales

In fiscal 2015, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the United States, Honda markets its products through a sales network of approximately 1,040 independent local dealers for motorcycles, approximately 1,310 for automobiles and approximately 8,200 for power products. Many of the motorcycle dealers and some of the automobile dealers also sell Honda’s power products. In 1986, Honda opened the first Acura automobile dealerships in the United States. The Acura network in the United States totaled approximately 270 dealerships at the end of fiscal 2015. The Acura network offers ILX, MDX, RDX, RLX and TLX models.

With regard to exports from North America, Honda is currently exporting such North American-built models as the Accord, Civic, CR-V, Crosstour, Fit, Odyssey, Pilot, Ridgeline, Acura ILX, Acura MDX, Acura RDX and Acura TLX to other markets. In fiscal 2015, Honda exported approximately 52,000 units from North America to 49 countries throughout the world.

In Europe, Honda’s products are distributed through approximately 1,450 independent local dealers for motorcycles, approximately 1,200 for automobiles and approximately 2,770* for power products.

*	Total number represents dealers in 13 countries which fall under the management of Honda foreign sales subsidiaries in the region.

In Asia, Honda’s products are distributed through approximately 14,780 independent local dealers for motorcycles, approximately 1,710 for automobiles and approximately 3,900* for power products.

*	Total number represents dealers in seven countries where Honda has foreign sales subsidiaries.

The Company exports motorcycle components to 13 countries, including Thailand, Indonesia and Brazil, where motorcycles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company exports automobile components to 15 countries, including China, the United States and India, where automobiles are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these vehicles are supplied locally.

The Company also exports power product components to four countries, including India, China and France, where power products are manufactured by its subsidiaries, joint venture firms and licensees. Some of the components used in the production of these products are supplied locally.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2015.

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

In 2010, the Central Environmental Council in the Ministry of Environment reviewed the current JC08 mode for emission testing and began to consider the introduction of the Worldwide harmonized Light vehicle Test Procedure (WLTP). In 2015, the Central Environmental Council of Ministry of Environment decided to introduce WLTP.

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

In September 2014, the CARB issued an Initial Statement Of Reasons for rulemaking (ISOR), proposing to amend the current LEV III regulation in order to align its standards further with the finalized federal Tier 3 regulation.

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

The Euro 6 regulation was implemented in September 2014. Emission limits for diesel vehicles will be lowered even more than the Euro 5 levels for NOx and THC plus NOx. Additionally, Euro 6 required limits on particle numbers from gasoline vehicles with direct injection engines. The required ethanol density of test fuel will also be increased, starting from September 2016.

The European Commission proposed the implementation of new WLTP in September 2017.

The European Commission also proposed the implementation of the Real Driving Emissions (RDE) monitoring phase to be starting from January 2016.

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

In the city of Beijing, Step 4 was implemented in March 2008 and Step 5 was implemented in February 2013. In addition, the city of Beijing is considering the introduction of Step 6 emission regulations in 2017.

Other Regions

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro 2 and Euro 3). Some of these countries are considering the introduction of Euro 4, Euro 5 and Euro 6.

Australia implemented Euro 5-equivalent regulations in November 2013. In addition, Australia introduced Euro 6-equivalent regulations from July 2017.

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

In 2015, MLIT and METI are examining the new fuel economy standards for small commercial vehicles.

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

The EPA and the NHTSA jointly finalized the U.S. federal Green House Gas (GHG) regulation from the 2012 model year in accordance with President Obama’s announcement. The standard for the 2016 model year is 250 g-CO2/mile, or a 35.5 mpg industry average. In addition, a manufacturer is also deemed to comply with CARB GHG regulation if the manufacturer complies with EPA-GHG, based on an agreement among the White House, the CARB and the industry.

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

On May 21, 2010, President Obama ordered the NHTSA and the EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of the CARB. On October 1, 2010, the NHTSA, the EPA, and the CARB gave the notice of their intent to conduct joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards. The NHTSA and EPA issued a regulation on August 2012 regarding GHG / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or a 54.5 mpg industry average. The CARB also issued a regulation that is almost equivalent to the EPA’s GHG regulations on August 2012. On December 2012, the CARB amended its GHG regulation so that a manufacturer is also deemed to comply with CARB GHG regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

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

The European Commission is planning to replace the current European type-approval procedure for fuel consumption and CO2 emissions of cars based on NEDC with new World Light duty Test Cycle (WLTC) and WLTP in 2017.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005, Step 2 was implemented in 2008 and Step 3 was implemented in 2012. In addition, China will implement Step 4 in 2016.

Other Regions

India has promulgated rules to introduce fuel economy / CO2 regulations in 2015 and 2020 in a phased manner.

Australia is considering introducing fuel economy / CO2 regulations.

Taiwan introduced corporate average fuel consumption regulations.

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

In January 2015, the MLIT adopted UN ECE R21, which regulates the interior fittings.

In January 2015, the MLIT adopted UN ECE R127, which regulates the pedestrian safety performance.

The United States

In June 2008, the NHTSA issued a final rule to revise some performance requirements and phase-in compliance schedules in upgraded side impact occupant protection standards. For both the moving deformable barrier test and the oblique side pole impact test, manufacturers had to comply with the revised requirements for 20% of all vehicles produced by 2010, 40% by 2011, 60% by 2012, 80% by 2013 and 100% by 2014.

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

In April, 2013, the NHTSA issued the first phase of these guidelines. The Phase 1 Guidelines cover original equipment (OE) in-vehicle (i.e., integrated) electronic devices that are operated by the driver through visual-manual means (i.e., the driver looks at a device, manipulates a device-related control with his or her hand, and/or watches for visual feedback from the device). The Phase 2 Guidelines will apply to portable and aftermarket devices that are operated through visual-manual means and will be based on the same general principles as the Phase 1 Guidelines.

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

Legislation regarding a new system called “eCall” is under consideration in the EU and already implemented in the Customs Union, which is organized by Russia, Kazakhstan and Belarus. eCall is a system that can automatically transmit vehicle status (e.g., Supplemental Restraint System (SRS) deployment, location, direction and other information) to conventional infrastructures simultaneously with voice messages when accidents occur. Some relevant draft standards have been published in the EU. The effective date of the EU eCall for new vehicle types is scheduled for March 31, 2018. Final standards have already been published in the Customs Union. The effective date of eCall for the Customs Union (ERA-GLONASS) is on and after January 1, 2015 for new vehicle types and on and after January 1, 2017 for all vehicles.

China

Vehicle safety regulations in China were drafted with reference to the UNECE standards and cover almost the same matters as the UNECE standards. However, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE standards. Future safety regulations are described as follows:

Newly published GB standards (Chinese national standards issued by the Standardization Administration of China) in 2014:

> General safety:

+ Identification for passenger cars and their parts

+ Requirements and measurement methods for forward visibility for drivers of motor vehicles

> Passive safety:

+ The protection of the occupants in the event of a frontal collision for motor vehicles

Newly established GB standards (not yet published);

+ Amendment to Prescription for installation of the external lighting and light-signaling devices for motor vehicles and their trailers

+ Amendment to Rear-marking plates for vehicles and their trailers

+ Photometric characteristics of front fog lamps for motor vehicles

+ Photometric characteristics of headlamps emitting symmetric passing beam and/or driving beam for motor vehicles

+ Photometric characteristics of devices for the illumination of rear registration plates of motor vehicles and their trailers

+ Symbols for controls, indicators and tell-tales on motor vehicles

+ Light-duty vehicles-towing attachments

GB standards under development;

+ Test methods and requirements for the misuse of automotive airbag systems

+ Performance requirements and test methods of tire pressure monitoring systems for passenger cars

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

Japan is planning to implement Phase 3 emission requirements, which are similar to current standards because standards for hydro-carbon level are stricter than the next European regulations, namely the Euro 4 regulations. The Phase 3 emission will be issued by October 2016, and introduce simultaneous application of the fuel evaporative gas regulation as well as mandatory installation of the On-Board Diagnostics (OBD) system.

The United States

Emissions regulations regarding off-road motorcycles and ATVs were introduced in 2006. In addition, the EPA adopted the current California emissions standards regarding on-road motorcycles on a national basis, two years behind the schedule of California. The EPA regulations include fuel permeation requirements rather than traditional evaporative emission standards. California issued new evaporative emission standards for off-road highway vehicle (ORHV) involving diurnal test and tip test. It will apply from the 2018 model year.

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

Japan, China, Korea, and Singapore are considering new exhaust emission standards based on the next European WVTA.

In Brazil, the Worldwide-harmonized Motorcycle Test Cycle (WMTC) was introduced. The WMTC became effective from the beginning of 2014. Brazil introduced the WMTC durability requirement as of January 2014 and will introduce stricter emission limit and evaporative gas restrictions as of January 2016.

India has issued a new emission regulation called Bharat Stage IV (BS IV). It will apply to new motorcycles from April 2016, and will apply to all motorcycles registered from April 2017. India is also considering a BS V regulation, which will apply from 2020.

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

Japan is also planning to adopt requirements for lighting devices (UN ECE R50) and symmetry front beams (UNECE R113) in 2015 and issued new standards for control/tell-tales (UNECE R60) applying to all motorcycles from July 1, 2017, and also issued new standards for advanced brake system (Anti-lock Brake System/Combined Brake System) applying to new type motorcycles from October 1, 2018, and to all motorcycles from October 1, 2021.

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

The EU Commission finalized Delegated Regulations concerning environmental and propulsion unit performance (EU Regulation No. 134/2014), vehicle functional safety (EU Regulation No. 3/2014), vehicle construction and general requirements (EU Regulation No. 44/2014). The Implementing Regulation (EU Regulation No. 901/2014) was published on July 18, 2014 and the regulations established the new EU WVTA system.

The new WVTA system requires motorcycle manufacturers to make vehicle repair and maintenance information available through their websites.

Other regions

The Brazilian government issued a new regulation regarding anti-theft devices, which requires installations of an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009. However, this regulation has not been implemented yet because the Prosecutors Office claimed it was unconstitutional and asked the courts to overturn it. Several amendments are scheduled to go into effect on the effective date (currently set for March 2016) in accordance with the phase-in application schedule, but the date of the actual implementation of this regulation is still unclear because of a court decision holding this regulation to be unconstitutional. Brazil issued a new standard concerning motorcycle braking based on the UN ECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation.

The Gulf Cooperation Council (GCC) started the operation of a motorcycle certification system in July 2014.

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

Canada

The Canadian federal government has introduced emissions regulations generally equivalent to the U.S. EPA regulations for outboard and personal watercraft engines from the 2012 model year. New regulations plan to include controls for evaporative emissions aligned with the EPA regulations.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulations and are applicable to small spark-ignition engines for non-road mobile machinery with 19 kW or less. The phase 2 regulation with durability requirement has started from January 1, 2014. The phase 3 regulation is under discussion.

Europe

European Committee started to consider the stage 3 regulation. Its requirement will follow U.S. EPA phase 3 and the effective date will be 2018 or 2019.

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

Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation as well as creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions”.

1. Product Quality

Honda will strive to improve its product quality by verification within each development, purchasing, production, sales and service department, along with integrated verification through coordination among those departments.

2. Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3. Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in Japan and motorized societies abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells. Honda has now set a target to reduce CO2 emissions from its global products by 30% by 2020 compared to year

2000 levels. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including production and its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions related to mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want it to exist.

C. Organizational Structure

As of March 31, 2015, the Company had 91 Japanese subsidiaries and 281 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	83.0
A.P. Honda Co., Ltd.	Thailand	Sales	61.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Australia Pty. Ltd.	Australia	Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2015, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	4,911	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	2,233	Power products and transmissions
Suzuka, Mie, Japan	6,275	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,569	Motorcycles, all-terrain vehicles, power products and engines
Yokkaichi, Mie, Japan	626	Automobiles
Burlington, North Carolina, U.S.A.	69	Aero engines
Marysville, Ohio, U.S.A.	4,920	Automobiles
Anna, Ohio, U.S.A.	2,478	Engines
East Liberty, Ohio, U.S.A.	2,060	Automobiles
Lincoln, Alabama, U.S.A.	4,869	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,208	Automobiles
Alliston, Canada	4,100	Automobiles and engines
El Salto, Mexico	2,472	Motorcycles and automobiles
Celaya, Mexico	3,644	Automobiles
Swindon, U.K.	2,760	Automobiles and engines
Gebze, Turkey	746	Motorcycles and automobiles
Guangzhou, China	932	Automobiles
Gurgaon, India	3,436	Motorcycles
Greater Noida, India	2,305	Automobiles

Location	Number of Employees	Principal Products Manufactured
Alwar, India	2,223	Motorcycles and automobiles
Narasapura, India	1,355	Motorcycles
Karawang, Indonesia	2,305	Automobiles and engines
Melaka, Malaysia	2,353	Automobiles
Ayutthaya, Thailand	3,928	Automobiles
Bangkok, Thailand	3,581	Motorcycles and power products
Phuc Yen, Vietnam	4,005	Motorcycles and automobiles
Duy Tien, Vietnam	233	Motorcycles
Buenos Aires, Argentina	1,184	Motorcycles and automobiles
Sumare, Brazil	3,343	Automobiles
Manaus, Brazil	7,149	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2015, the Company’s property, with a net book value of approximately ¥76.0 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2015 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,334.9 billion, increased by ¥378.2 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥653.8 billion, decreased by ¥92.2 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2014	2015	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥55,394	¥68,171	¥12,777
Automobile Business	673,038	573,312	(99,726)
Financial Services Business	1,211,152	1,681,610	470,458
Financial Services Business (Excluding Equipment on Operating Leases)	473	432	(41)
Power Product and Other Businesses	17,146	11,896	(5,250)
Total	¥1,956,730	¥2,334,989	¥378,259
Total (Excluding Equipment on Operating Leases)	¥746,051	¥653,811	¥(92,240)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥68,171 million in the fiscal year ended March 31, 2015. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥573,312 million in the fiscal year ended March 31, 2015. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥432 million in the fiscal year ended March 31, 2015, while capital expenditures for equipment on operating leases were ¥1,681,178 million. Capital expenditures in Power products and other businesses in the fiscal year ended March 31, 2015, totaling ¥11,896 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal 2015

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2016 are shown below.

Fiscal year ending March 31, 2016
Yen (millions)
Motorcycle Business	¥68,900
Automobile Business	585,400
Financial Services Business	500
Power Product and Other Businesses	15,200

Total	¥670,000

The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.

Intangible assets are not included in the table above.

Item 4A. Unresolved Staff Comments

We do not have any unresolved written comments provided by the staff of the SEC regarding our periodic reports under the Securities and Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our critical accounting policies and our financial positions and operating results together with our consolidated financial statements included in this Annual Report.

In the fiscal year ended March 31, 2015, we changed the basis of the accounting principles used to prepare our consolidated financial statements from U.S. GAAP to IFRS. Accordingly, the consolidated financial statements of the Company in this Annual Report have been prepared in accordance with IFRS, as issued by IASB. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note “(31) Explanation of Transition to IFRS” to the accompanying consolidated financial statements.

A. Operating Results

Overview

Business Environment

With respect to the economic environment, the United States experienced a gradual recovery in business conditions, mainly due to an improving jobs market, along with firm growth in housing investment and personal consumption. In Europe, economic activity returned to a recovery path, mainly due to gradual improvement in employment conditions. In the Asian economies, India saw an economic upturn, while China grew at a more gradual pace. Indonesia experienced a slower pace of expansion, while Thailand’s economy weakened. In Japan, economic performance was sluggish, mainly due to weak personal consumption, despite an improving employment picture.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of Fiscal Year 2015 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2015 increased from the fiscal year ended March 31, 2014, due mainly to increased sales revenue in Motorcycle business operations as well as favorable foreign currency translation effects. Operating profit decreased from the previous fiscal year, due mainly to an increase in selling, general and administrative expenses including product warranty expenses, which was partially offset by continuing cost reduction as well as positive foreign currency translation effects.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) in fiscal year 2015 totaled 10,725 thousand units, up 3.8% from the previous fiscal year, largely influenced by an increase in consolidated unit sales in India and Vietnam.

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,513 thousand units in fiscal year 2015, down 0.5% from the previous fiscal year, due mainly to a unit sales decline in Japan and Thailand, where market conditions were unfavorable. This was despite an increase in unit sales, primarily in Indonesia and India, due to the launch of new automobile models.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,983 thousand units in fiscal year 2015, down 0.6% from the previous fiscal year, due mainly to a decrease in sales, primarily in Asia.

Fiscal Year 2015 Compared with Fiscal Year 2014

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2015, increased by ¥822.0 billion, or 6.6%, to ¥13,328.0 billion from the fiscal year ended March 31, 2014, due mainly to increased sales revenue in the Motorcycle business operations as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥67.3 billion, or 0.5%, compared to the increase as reported of ¥822.0 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥975.2 billion, or 8.3%, to ¥12,657.4 billion from the previous fiscal year. Cost of sales increased by ¥740.2 billion, or 7.7%, to ¥10,330.7 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated unit sales in the Motorcycle business, and negative foreign currency effects. Selling, general and administrative expenses increased by ¥227.2 billion, or 15.2%, to ¥1,720.5 billion from the previous fiscal year, due mainly to increased product warranty expenses. Product warranty expenses include expenses related to airbag inflators. Research and development expenses increased by ¥7.7 billion, or 1.3%, to ¥606.1 billion from the previous fiscal year.

Operating Profit

Operating profit decreased by ¥153.2 billion, or 18.6%, to ¥670.6 billion from the previous fiscal year, due mainly to an increase in selling, general and administrative expenses including product warranty expenses, which was partially offset by continuing cost reduction as well as positive foreign currency translation effects. Honda estimates that by excluding positive foreign currency effects of approximately ¥80.5 billion, operating profit would have decreased by approximately ¥233.7 billion.

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

Profit before Income Taxes

Profit before income taxes decreased by ¥127.6 billion, or 13.7%, to ¥806.2 billion. The main factors behind this decrease, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a negative impact of ¥34.8 billion, due mainly to a recognition of impairment loss on certain investments in affiliates and a decrease in profit attributable to decreased sales revenue at affiliates and joint ventures in Asia.

Finance income and finance costs had a positive impact of ¥60.4 billion, due mainly to an increase in gains on foreign exchange. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥22.8 billion, or 8.5%, to ¥245.1 billion from the previous fiscal year. The average effective tax rate increased 1.7 percentage points to 30.4% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year decreased by ¥104.8 billion, or 15.7%, to ¥561.0 billion from the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent decreased by ¥115.2 billion, or 18.5%, to ¥509.4 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests increased by ¥10.4 billion, or 25.4%, to ¥51.6 billion from the previous fiscal year, due mainly to an increase in profit for the year of the subsidiaries in Asia which have non-controlling interests.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) totaled 10,725 thousand units, increased by 3.8% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia.

Sales revenue from external customers increased by ¥157.4 billion, or 9.3%, to ¥1,846.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales and positive foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥70.8 billion, or 4.2%, compared to the increase as reported of ¥157.4 billion, which includes positive foreign currency translation effects.

Operating costs and expenses increased by ¥142.1 billion, or 9.4%, to ¥1,654.5 billion from the previous fiscal year. Cost of sales increased by ¥114.4 billion, or 9.3%, to ¥1,342.8 billion, due mainly to an increase in costs attributable to increased consolidated unit sales and negative foreign currency effects. Selling, general and administrative expenses increased by ¥20.3 billion, or 9.5%, to ¥233.8 billion, due mainly to an increase in selling expenses attributable to increased consolidated unit sales and negative foreign currency effects. Research and development expenses increased by ¥7.3 billion, or 10.5%, to ¥77.7 billion.

Operating profit increased by ¥15.2 billion, or 8.6%, to ¥192.1 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Japan

Total industry demand for motorcycles in Japan* was approximately 420 thousand units in fiscal year 2015, a decrease of approximately 12% from the previous fiscal year.

Honda’s consolidated unit sales in Japan in fiscal year 2015 totaled 199 thousand units, down 11.9% from the previous fiscal year, despite the positive effects derived from the launch of the TACT 50cc scooter and other models, which was more than offset by a decline in unit sales of other scooter models.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, increased around 3% from the previous year to approximately 710 thousand units in calendar year 2014.

Honda’s consolidated unit sales in North America increased 2.9% from the previous fiscal year to 286 thousand units in fiscal year 2015. This was mainly due to steady sales of the GROM sports motorcycle, along with the introduction of the CBR650F, CB300 and CBR300, primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)

Europe

Total demand for motorcycles in Europe* increased around 7% from the previous year to approximately 740 thousand units in calendar year 2014.

Honda’s consolidated unit sales in Europe increased 15.1% from the previous fiscal year to 191 thousand units in fiscal year 2015, mostly as a result of the introduction of the CB650F, CBR650F and full model changes of the NC series.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* increased around 1% from the previous year to approximately 41,600 thousand units in calendar year 2014.

Looking at market conditions by country, in calendar year 2014, demand in India increased about 12% from the previous year to approximately 16,020 thousand units, due mainly to an expansion of the scooter category. Demand in China decreased around 8% from the previous year to approximately 10,650 thousand units. Demand in Indonesia increased around 2% from the previous year to approximately 7,860 thousand units. Vietnam saw demand decline around 3% from the previous year to approximately 2,710 thousand units. Demand in Thailand declined around 15% from the previous year to approximately 1,700 thousand units.

Honda’s consolidated unit sales in Asia increased 7.9% from the previous fiscal year to 8,478 thousand units in fiscal year 2015. This was due in part to increased sales of scooter models centered on the ACTIVA scooter along with brisk sales of the CB Shine and DREAM Yuga small motorcycles in India. Another contributing factor was strong sales of the Wave series in Vietnam.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is a joint venture accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2015 increased around 3% from the previous fiscal year to approximately 4,890 thousand units. This was due mainly to strong sales of scooter models amid lackluster market conditions.

*	Based on Honda research. Only includes the following 8 countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, declined about 10% from the previous year to approximately 1,430 thousand units in calendar year 2014, mainly due to a continuation of stricter lending standards for retail loans and a decline in consumer sentiment in line with deteriorating economic conditions.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 12.9% from the previous fiscal year to 1,571 thousand units in fiscal year 2015. This was largely attributable to lower unit sales in Brazil and Argentina, primarily due to a decline in consumer sentiment reflecting harsh economic conditions.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,513 thousand units, decreased by 0.5% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Japan, which was partially offset by increase in Asia.

Sales revenue from external customers increased by ¥424.5 billion, or 4.6%, to ¥9,603.3 billion from the previous fiscal year, due mainly to positive foreign currency translation effects. The impact of price changes was immaterial. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥107.9 billion, or 1.2%, compared to the increase as reported of ¥424.5 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥508.5 billion, or 5.5%, to ¥9,757.8 billion from the previous fiscal year.

Operating costs and expenses increased by ¥689.9 billion, or 7.9%, to ¥9,478.1 billion from the previous fiscal year. Cost of sales increased by ¥491.9 billion, or 6.9%, to ¥7,641.8 billion, due mainly to negative foreign currency effects. Selling, general and administrative expenses increased by ¥197.4 billion, or 17.3%, to ¥1,337.7 billion, due mainly to increased product warranty expenses and negative foreign currency effects. Product warranty expenses include expenses related to airbag inflators. Research and development expenses totaled to ¥498.4 billion basically unchanged from the previous fiscal year.

Operating profit decreased by ¥181.4 billion, or 39.3%, to ¥279.7 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses including product warranty expenses, which was partially offset by continuing cost reduction and positive foreign currency effect.

Proportion of retail unit sales by vehicle category:

	Fiscal year ended March 31,
	2014	2015
Passenger cars:	58%	58%

Accord, Accord Hybrid, Amaze, Brio, Brio Amaze, Brio Satya, City, Civic, Civic Tourer, CRIDER, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Fit Shuttle, Fit Shuttle Hybrid, FREED, FREED Hybrid, FREED SPIKE, FREED SPIKE Hybrid, GRACE Hybrid, Honda MOBILIO, Insight, JADE, JADE Hybrid, LEGEND Hybrid, Spirior, Stream,

Acura ILX, Acura RLX, Acura TLX

Light trucks:	32%	33%
Crosstour, CR-V, Elysion, Odyssey, Pilot, Ridgeline, Step WGN, VEZEL/HR-V, VEZEL Hybrid, XR-V, Acura MDX, Acura RDX

Mini vehicles:	10%	9%
Acty, Life, N-Box, N-Box +, N-Box SLASH, N-ONE, N-WGN, Vamos

Although there are various factors that affect the profitability of each vehicle category, sales price is an important factor in determining profitability. In general, the weighted average sales price in the light trucks category is higher relative to the total average sales price, while the weighted average sales price in the mini vehicles category, which is unique to the Japanese market, is relatively lower, although sales price varies from model to model.

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 40% higher, our passenger cars category was approximately 10% lower and our mini vehicles category was approximately 50% lower than total weighted average contribution margin for the fiscal year ended March 31, 2015. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 decreased around 7% from the previous fiscal year to approximately 5,290 thousand units in fiscal year 2015. This was greatly influenced by the impact of an increase in Japan’s consumption tax rate in April 2014 and a fall-back from a spike in demand prior to the increase.

Honda’s consolidated unit sales in Japan decreased 11.7% from the previous fiscal year to 696 thousand units*2 in fiscal year 2015. The main reasons for the decline were weak demand due to Japan’s consumption tax rate increase and the fall-back from a spike in demand prior to the increase, along with intensified competition in the mini-vehicle segment. This was despite the introduction of new automobile models such as GRACE and solid sales of the VEZEL and N-WGN models.

Honda’s unit production of automobiles in fiscal year 2015 decreased 7.4% from the previous fiscal year to 868 thousand units. This was mainly due to the negative effects of a decline in unit sales.

*1	Source: JAMA (Japan Automobile Manufacturers Association), as measured by the number of regular vehicle registrations (661cc or higher) and mini vehicles (660cc or lower)

*2

Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to external customers in the Automobile business. Accordingly, they are not included in consolidated unit sales.

North America

Total industry demand for automobiles in the United States*, the principal market within North America, rose around 6% from the previous year to approximately 16,520 thousand units in calendar year 2014. This was mainly attributable to stable economic conditions including the positive effects of an improvement in employment conditions and a continued increase in personal consumption, as well as an increase in light truck sales as a result of lower gasoline prices.

Under these conditions, Honda’s consolidated unit sales in North America decreased 0.2% from the previous fiscal year to 1,750 thousand units in fiscal year 2015. This decline was mainly caused by the negative effects of intensified competition in the passenger car segment and the U.S. West Coast port strikes, which more than offset the positive impact of the Acura TLX launch and a full model change of the Fit model.

Honda manufactured 1,810 thousand units in fiscal year 2015, up 1.8% from the previous fiscal year. This increase mainly reflected an increase in unit production at Honda’s new Celaya plant in Mexico, despite the negative effect from the U.S. West Coast port strikes.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased about 5% from the previous year to approximately 13,000 thousand units in calendar year 2014. Expansion in the market as a whole was driven by an upturn in economic conditions.

Honda’s consolidated unit sales in Europe decreased 5.8% from the previous fiscal year to 161 thousand units in fiscal year 2015. This was mainly due to a decline in unit sales of the JAZZ.

Unit output at Honda’s U.K. plant in fiscal year 2015 declined 14.2% from the previous fiscal year to 115 thousand units.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturer’s Association)) New passenger car registrations cover 28 EU countries and three EFTA countries, excluding Russia.

Asia

Total demand for automobiles in Asia decreased around 4% from the previous year to approximately 6,860 thousand units*1 in calendar year 2014. This was mainly caused by a weak economy in Thailand, despite a recovery in demand in India due to improving economic conditions in the country. Total demand for automobiles in China increased about 7% from the previous year to approximately 23,490 thousand units*2 in calendar year 2014.

Honda’s consolidated unit sales in Asia outside Japan increased 20.0% from the previous fiscal year to 637 thousand units in fiscal year 2015. This increase was mainly attributable to the launch of the Honda MOBILIO and HR-V in Indonesia, along with the full model change of the CITY model, the addition of a diesel engine model to the CITY and the introduction of the Honda MOBILIO in India.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China increased 1.1% from the previous fiscal year to 789 thousand units in fiscal year 2015. The increase was mainly attributable to a full model change of the Fit and introduction of the VEZEL and XR-V models.

Honda’s unit production by consolidated subsidiaries in Asia increased 18.5% from the previous fiscal year to 697 thousand units*3 in fiscal year 2015.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd. increased 0.2% from the previous fiscal year to 810 thousand units in fiscal year 2015.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil*, the principal market within Other Regions, decreased around 7% from the previous year to approximately 3,330 thousand units in calendar year 2014.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 5.9% from the previous fiscal year to 269 thousand units in fiscal year 2015. This result was due to a decrease in sales mainly in Argentina, which was partly offset by increased sales in Brazil due to the introduction of the HR-V.

Unit production at Honda’s plant in Brazil increased 1.0% from the previous fiscal year to 134 thousand units in fiscal year 2015.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association)) Includes passenger cars and light commercial vehicles.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through its finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand and other countries.

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2015 increased by ¥1,240.3 billion, or 15.9%, to ¥9,018.9 billion from the March 31, 2014. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2015 would have increased by approximately ¥257.8 billion, or 3.3%, compared to the increase as reported of ¥1,240.3 billion, which includes positive foreign currency translation effects.

Sales revenue from external customers increased by ¥229.5 billion, or 17.3%, to ¥1,555.5 billion from the previous fiscal year, due mainly to an increase in operating lease revenues and positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥106.5 billion, or 8.0%, compared to the increase as reported of ¥229.5 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥230.1 billion, or 17.2%, to ¥1,567.9 billion from the previous fiscal year.

Operating costs and expenses increased by ¥210.3 billion, or 18.2%, to ¥1,365.3 billion from the previous fiscal year. Cost of sales increased by ¥203.0 billion, or 19.0%, to ¥1,271.8 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased operating lease revenues and negative foreign currency effects. Selling, general and administrative expenses increased by ¥7.2 billion, or 8.4%, to ¥93.4 billion from the previous fiscal year.

Operating profit increased by ¥19.8 billion, or 10.9%, to ¥202.5 billion from the previous fiscal year, due mainly to increased sales revenue and positive foreign currency effects.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,983 thousand units, decreased by 0.6% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Asia, which was partially offset by an increase in Europe.

Sales revenue from external customers increased by ¥10.4 billion, or 3.4%, to ¥322.5 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by a decreased consolidated unit sales in Power product business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥2.0 billion, or 0.7%, compared to the increase as reported of ¥10.4 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥9.0 billion, or 2.7%, to ¥346.9 billion from the previous fiscal year.

Operating costs and expenses increased by ¥16.0 billion, or 4.8%, to ¥350.7 billion from the previous fiscal year. Cost of sales increased by ¥13.9 billion, or 5.5%, to ¥265.4 billion, due mainly to negative foreign currency effects. Selling, general and administrative expenses increased by ¥2.1 billion, or 4.1%, to ¥55.4 billion. Research and development expenses totaled to ¥29.9 billion basically unchanged from the previous fiscal year.

Operating loss was ¥3.8 billion, a decrease of ¥6.9 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in Other businesses and negative foreign currency effects.

Japan

Honda’s consolidated unit sales in Power product business in Japan increased 7.6% from the previous fiscal year to 338 thousand units in fiscal year 2015. This was mainly due to an increase in sales of OEM* engines which outweighed a decline in sales of portable power generators.

*	OEM (Original Equipment Manufacturer): refers to the manufacturers of products and components sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America in fiscal year 2015 decreased 0.5% from the previous fiscal year to 2,705 thousand units. This was mainly attributable to a decrease in sales of OEM engines and portable power generators, despite an increase in sales of snow throwers.

Europe

Honda’s consolidated unit sales in Europe increased 5.8% from the previous fiscal year to 1,091 thousand units in fiscal year 2015. This was mostly due to an increase in sales of OEM engines and lawn mowers.

Asia

Honda’s consolidated unit sales in Asia decreased 6.9% from the previous fiscal year to 1,382 thousand units in fiscal year 2015. The main reasons were a decrease in sales of OEM engines and water pumps.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) decreased 0.4% from the previous fiscal year to 467 thousand units in fiscal year 2015. This was mainly due to a decrease in sales of water pumps and OEM engines in South America.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales decreased by ¥282.7 billion, or 6.7%, to ¥3,930.9 billion from the previous fiscal year, due mainly to a decrease in sales revenue in the Automobile business. Operating profit decreased by ¥35.6 billion, or 14.5%, to ¥210.1 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses including product warranty expenses and a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by positive foreign currency effects.

North America

In North America, which mainly consists of the United States, sales revenue increased by ¥638.4 billion, or 9.7%, to ¥7,200.8 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by a decrease in sales revenue in the Automobile business. Operating profit decreased by ¥154.1 billion, or 45.9%, to ¥181.5 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses including product warranty expenses and a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by continuing cost reduction and positive foreign currency effects.

Europe

In Europe, sales revenue decreased by ¥57.6 billion, or 7.4%, to ¥723.9 billion from the previous fiscal year, due mainly to a decrease in sales revenue in the Automobile business, which was partially offset by an increase in sales revenue in the Motorcycle business and positive foreign currency translation effects. Operating loss was ¥22.6 billion, an improvement of ¥11.2 billion from the previous fiscal year, due mainly to effect of impairment loss recognized in the previous fiscal year, which was partially offset by negative foreign currency effects.

Asia

In Asia, sales revenue increased by ¥438.1 billion, or 15.2%, to ¥3,328.5 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business and Motorcycle business and positive foreign currency translation effects. Operating profit increased by ¥46.8 billion, or 20.2%, to ¥278.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and model mix, continuing cost reduction and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Other Regions

In Other Regions, sales revenue decreased by ¥62.1 billion, or 6.1%, to ¥950.3 billion from the previous fiscal year, due mainly to a decrease in sales revenue in the Automobile business and Motorcycle business and negative foreign currency translation effects. Operating profit increased by ¥2.0 billion, or 5.5%, to ¥40.1 billion from the previous fiscal year, due mainly to continuing cost reduction, which was partially offset by increased selling, general and administrative expenses and negative foreign currency effects.

Significant Factors Affecting Our Results of Operations

Loss related to airbag inflators

Honda provides warranty programs mainly in North America and Japan, with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Provisions made for the above warranty programs issued are ¥120.0 billion during the fiscal year ended March 31, 2015. The main market actions are explained below.

In June 2014, Honda recalled and conducted a SIC on certain vehicles due to a problem where the internal pressure of the inflator rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments inside of the cars. In December 2014, Honda expanded the scope of the recalls, and also decided to expand the scope of these market actions based on an agreement between our supplier and the U.S. National Highway Traffic Safety Administration since May 2015, which is reflected in the fiscal year ended March 31, 2015. The vehicle models involved are Accord, City, Civic, CR-V, Element, Fit/Jazz, Honda Mobilio, Odyssey, Pilot, Ridgeline, Stream, Acura MDX, Acura TL/CL and others. The number of vehicles subject to the recalls is approximately 9,050 thousand units for the driver’s side and approximately 9,190 thousand units for the passenger’s side.

Application of Critical Accounting Policies

Critical accounting policies are those which require us to apply the most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and which may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on the presentation of our financial position and results of operations. Further changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors have combined to increase the uncertainty inherent in such estimates and assumptions.

The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more described in note “(3) Significant Accounting Policies” to the accompanying consolidated financial statements.

We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our products for specific periods of time. We also provide specific warranty programs, including product recalls, as needed. Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors.

We recognize costs for general warranties on products we sell and for specific warranty programs, including product recalls. We provide for general estimated warranty costs at the time products are sold to customers. We also provide for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Estimated warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers that typically warrant these parts.

We believe our provision for product warranties is a “critical accounting estimate” because changes in the calculation can materially affect profit for the year attributable to owners of the parent, and require us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty cost accruals to determine the adequacy of the accrual. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expenses.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Provisions for product warranties
Balance at beginning of year	¥212,824	¥274,231
Provision*	168,994	295,035
Charge-offs	(104,396)	(156,787)
Reversal	(13,210)	(12,171)
Exchange differences on translating foreign operations	10,019	21,215

Balance at end of year	¥274,231	¥421,523

Sales revenue	¥12,506,091	¥13,328,099

*

Provisions for product warranties issued during the period for the years ended March 31, 2014 and 2015 are ¥168.9 billion and ¥295.0 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

Credit Losses

Our finance subsidiaries provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda includes retail and finance lease receivables (“consumer finance receivables”) derived from those services in receivables from financial services, and operating leases are classified as equipment on operating leases. Honda also includes wholesale receivables in receivables from financial services.

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

Our finance subsidiaries are also exposed to credit risk on equipment on operating leases. A portion of our finance subsidiaries’ operating leases are expected to terminate prior to their scheduled maturities when lessees default on their contractual obligations. Losses are generally realized upon the disposition of the repossessed operating lease vehicles. The factors affecting credit risk on operating leases and management of the risk are similar to that of consumer finance receivables.

Credit risk on dealer finance receivables is affected primarily by the financial strength of the dealers within the portfolio, the value of collateral securing the financings, and economic factors that could affect the creditworthiness of dealers. Exposure to credit risk in dealer financing is managed by performing comprehensive reviews of dealers prior to establishing financing arrangements and continuously monitoring the payment performance and creditworthiness of dealers with existing financing arrangements.

The allowance for credit losses is management’s estimate of probable losses incurred on receivables from financial services. Estimated losses on past due operating lease rental payments are also recognized with an allowance for credit losses. Our finance subsidiaries evaluate these estimates, at minimum, on a quarterly basis.

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

Dealer finance receivables are individually evaluated for impairment when specifically identified as impaired. Dealer finance receivables are considered to be impaired when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer finance receivables are impaired is based on evaluations of dealerships’ payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer finance receivables that have not been specifically identified as impaired are collectively evaluated for impairment.

We believe our allowance for credit losses and impairment losses on operating leases is a “critical accounting estimate” because it requires significant judgment about inherently uncertain items. Our finance subsidiaries regularly review the adequacy of the allowance for credit losses and impairment losses on operating leases. The estimates are based on information available at the end of each reporting period. However actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net charge-offs during fiscal year 2015, the provision for fiscal year 2015 and the allowance balance at the end of fiscal year 2015 would have increased by approximately ¥4.3 billion and ¥2.5 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2015.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2014	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥18,528	¥788	¥1,278	¥20,594
Provision	18,688	311	1,165	20,164
Charge-offs	(25,610)	(574)	(112)	(26,296)
Recoveries	9,681	94	11	9,786
Exchange differences on translating foreign operations	683	17	252	952

Balance at end of year	¥21,970	¥636	¥2,594	¥25,200

Ending balance of receivables from financial services	¥4,563,700	¥330,087	¥496,899	¥5,390,686
Average balance of receivables from financial services	¥4,180,635	¥347,768	¥465,456	¥4,993,859
Net charge-offs as a % of average balance of receivables from financial services	0.38%	0.14%	0.02%	0.33%
Allowance as a % of ending balance of receivables from financial services	0.48%	0.19%	0.52%	0.47%

	Yen (millions)
For the year ended March 31, 2015	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥21,970	¥636	¥2,594	¥25,200
Provision	18,213	349	(202)	18,360
Charge-offs	(26,673)	(620)	(385)	(27,678)
Recoveries	9,101	131	27	9,259
Exchange differences on translating foreign operations	38	3	(144)	(103)

Balance at end of year	¥22,649	¥499	¥1,890	¥25,038

Ending balance of receivables from financial services	¥4,901,918	¥260,543	¥556,735	¥5,719,196
Average balance of receivables from financial services	¥4,732,809	¥295,315	¥526,817	¥5,554,941
Net charge-offs as a % of average balance of receivables from financial services	0.37%	0.17%	0.07%	0.33%
Allowance as a % of ending balance of receivables from financial services	0.46%	0.19%	0.34%	0.44%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2014	2015
Provision for credit losses on past due lease payments under operating leases	¥1,704	¥1,869
Impairment losses on operating leases due to early termination	¥3,304	¥4,077

Fiscal Year 2015 Compared with Fiscal Year 2014

The provision for credit losses on receivables from financial services for the fiscal year ended March 31, 2015 decreased by ¥1.8 billion, or 8.9%, from the fiscal year ended March 31, 2014. This decline was primarily attributable to the decline in retail loan acquisition volumes during the fiscal year 2015 in our North American finance subsidiaries. The increase in net charge-offs of receivables from financial services for the fiscal year ended March 31, 2015 of ¥1.9 billion, or 11.6%, from the fiscal year ended March 31, 2014 was primarily due to foreign currency translation effects. Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2015 increased by ¥0.7 billion, or 23.4%, from the fiscal year ended March 31, 2014 due to the growth in equipment on operating leases in our North American finance subsidiaries and foreign currency translation effects.

Losses on Lease Residual Values

Our finance subsidiaries in North America determine contractual residual values of lease vehicles at lease inception based on expectations of end of term used vehicle values, taking into consideration external industry data and our own historical experience. Lease customers have the option at the end of the lease term to return the vehicle to the dealer or to buy the vehicle for the contractual residual value (or if purchased prior to lease maturity, for the outstanding contractual balance). Returned lease vehicles can be purchased by the grounding dealer for the contractual residual value (or if purchased prior to lease maturity, for the outstanding contractual balance) or a market based price. Returned lease vehicles that are not purchased by the grounding dealers are sold through online and physical auctions. We are exposed to risk of loss on the disposition of returned lease vehicles when the proceeds from the sale of the vehicles are less than the contractual residual values at the end of the lease term.

We assess our estimates for end of term market values of lease vehicles, at minimum, on a quarterly basis. The primary factors affecting the estimates are the percentage of leased vehicles that we expect to be returned by the lessee at the end of lease term and the expected loss severity. Factors considered in this evaluation include, among other factors, economic conditions, historical trends, and market information on new and used vehicles. For operating leases, adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are included as depreciation expense. For finance leases, if there is an objective evidence that recognition of losses on lease residual values is needed, downward adjustments for declines in estimated residual values are recognized as a loss on lease residual values in the period in which the estimate changed.

We also review our equipment on operating leases for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. If impairment conditions are met, impairment losses are measured by the amount carrying values exceed their recoverable amounts. There were no events or circumstances that indicated that the carrying values of our operating leases would not be recoverable during the fiscal years ended March 31, 2014 and 2015.

We believe that our estimated losses on lease residual values and impairment losses are a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However actual losses incurred may differ from original estimates as a result of actual results varying from those assumed in our estimates.

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2015 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥5.0 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥0.7 billion, which would be recognized over the remaining lease terms. With the same prerequisites shown above, if future auction values in our North American finance lease portfolio were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase in losses on lease residual values by approximately ¥0.1 billion, and if future return rates were to increase by one percentage point from our present estimates, the total impact would be slight. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2015. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2015 were 1.0% and 2.1%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2015 were 3.4 - 3.9% and 2.5 - 3.6%, respectively.

We believe that the accounting estimates related to our pension plans are a “critical accounting estimate” because changes in these estimates can materially affect our financial position and results of operations.

We believe that the assumptions currently used are appropriate. However, changes in assumptions could affect our defined benefit costs and obligations, including our cash requirements to fund such obligations in the future. Actual results may differ from our assumptions, and the difference is recognized in other comprehensive income when it is incurred and reclassified immediately to retained earnings.

For information on the effect of change in the assumed discount rate on our defined benefit obligations, see “4) Sensitivity analysis” of note “(18) Employee Benefits” to the accompanying consolidated financial statements.

Deferred Tax Assets

We consider the probability that a portion of or all of the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, we consider the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies.

We believe that our accounting for the deferred tax assets is a “critical accounting estimate” because it requires us to evaluate and assess the probability of future taxable profit and our business plan, which are inherently uncertain.

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of April 1, 2013 and March 31, 2014 and 2015. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

New Accounting Pronouncements Not Yet Adopted

For a description of new accounting pronouncements not yet adopted, see “(e) New Accounting Standards and Interpretations Not Yet Adopted” of note “(2) Basis of Preparation” to the accompanying consolidated financial statements.

B. Liquidity and Capital Resources

Overview of Capital Requirements, Sources and Uses

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet.

Honda’s main business is the manufacturing and sale of motorcycles, automobiles and power products. To support this business, Honda also funds financial programs for customers and dealers.

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

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥592.6 billion as of March 31, 2015. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥6,649.8 billion as of March 31, 2015.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2015 Compared with Fiscal Year 2014

Consolidated cash and cash equivalents on March 31, 2015 increased by ¥278.1 billion from March 31, 2014, to ¥1,471.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥1,020.4 billion of cash inflows. Cash inflows from operating activities increased by ¥571.2 billion compared with the previous fiscal year, due mainly to an increase in cash received due to increased unit sales in Motorcycle business and increase in collections of receivables from financial services, which was partially offset by increased payments for parts, raw materials and equipment on operating leases.

Net cash used in investing activities amounted to ¥840.4 billion of cash outflows. Cash outflows from investing activities decreased by ¥80.5 billion compared with the previous fiscal year, due mainly to a decrease in payments for additions to property, plant and equipment.

Net cash provided by financing activities amounted to ¥12.4 billion of cash inflows. Cash inflows from financing activities decreased by ¥342.9 billion compared with the previous fiscal year, due mainly to a decrease in cash inflows from financing liabilities and an increase in dividends paid.

Liquidity

The ¥1,471.7 billion in cash and cash equivalents as of March 31, 2015 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2015 corresponds to approximately 1.3 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,690.9 billion have committed lines of credit equivalent to ¥1,166.5 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2015 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2015.

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

C. Research and Development

The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. To attain this goal, Honda’s main R&D divisions operate independently as subsidiaries, allowing engineers to pursue their tasks with significant freedom. Product-related R&D is spearheaded by Honda R&D Co., Ltd. in Japan; Honda R&D Americas, Inc. in the United States; and Honda R&D Asia Pacific Co., Ltd. in Thailand. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. in the United States. All of these entities work in close associations with our other entities and businesses in their respective regions.

Total consolidated R&D expenditures incurred during the fiscal year 2014 and 2015 were ¥625.6 billion and ¥670.3 billion, respectively.

In addition, due to the adoption of IFRS, a portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized, and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.

R&D activities by segment are as follows.

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

Among major technological achievements, the CB UNICORN160, equipped with a single-cylinder 160cc air-cooled engine to realize enhanced fuel economy and power output, was launched in India. In Brazil, the NXR160Bros was launched, equipped with this engine.

In addition, the eSP engine series, a global engine for scooters that combines high fuel economy and a refreshing driving experience, was launched by mounting the 50cc water-cooled eSP engine on Tact, and the 110cc air-cooled eSP engine on Dio110 for launch in Japan and VISION for launch in Vietnam.

Furthermore, the Forza125 was launched with greater power output while maintaining high fuel economy by transforming the 125cc water-cooled eSP engine into a four-valve engine.

The VFR800X equipped with a DOHC V4 800cc water-cooled four-stroke engine, aimed to provide enjoyable handling and comfortable driving for both around town and long-distance touring, as well as the GOLDWING F6C, equipped with a horizontally-opposed six-cylinder 1800cc engine to add greater impact and presence to its design, were also launched.

R&D expenditures in this segment incurred during the fiscal year 2014 and 2015 were ¥72.3 billion and ¥73.7 billion, respectively.

In terms of major race results, Honda won the rider, constructor and team divisions to become a triple-crown champion in MotoGP-class motorcycle racing for the second consecutive year.

Automobile Business

In the automobile business segment, Honda’s aim is to become the premier manufacturer of interesting, cleverly designed cars that enable customers to experience the joy of driving. The overall strategic direction is to “create products that maximize the joy of customers, with speed, affordability and low CO2”.

Among major technological achievements, Honda launched the LEGEND which features a V6 direct injection engine and three electric motors to deliver a combination of a refined and comfortable ride and outstanding environmental performance, equipped with the advanced driver-assistive system Honda SENSING, which can help the driver prevent or effectively respond to dangerous driving situations.

Furthermore, Honda launched the GRACE, which features the easy handling and excellent fuel economy of a compact vehicle in 5-number size category and spacious cabin within the compact body. Honda also launched the sport car, the S660, which adopts the mid-ship engine/rear-wheel drive layout and realizes a low center-of-gravity as well as the optimal front-rear weight balance, in order to realize the joy of driving that only Honda can create.

In North America, the ACURA TLX was launched equipped with a 2.4L engine mated to a new 8-speed dual-clutch transmission with torque converter and a 3.5L engine mated to a new 9-speed automatic transmission to realize high power output and fuel economy.

Honda announced the Honda FCV CONCEPT, which is a successor model to the FCX Clarity, with which Honda strives to achieve further improvement in performance and reduction in cost. This FCV can function as a small-sized mobile power plant that generates and provides electricity to the community in times of disaster or other events when combined with an external power feeding device, Honda Power Exporter CONCEPT.

R&D expenditures in this segment incurred during the fiscal year 2014 and 2015 were ¥524.3 billion and ¥567.3 billion, respectively.

Power Product and Other Businesses

Under the slogan of “proposing new and useful ideas that will bring joy to customers worldwide”, the power product business pursues initiatives focused primarily on (1) creating new products and technologies for developed countries, and (2) developing products for expanding markets in the emerging countries.

Among major technological achievements, Honda launched the Yukios e, an electric-powered snow thrower with outstanding quietness and ease of use which are pursued through the adoption of a rechargeable battery and DC brushless motor for the power unit.

In addition, Honda released the EU55is electrical generator equipped with an electronic fuel injector and a large-capacity fuel tank that has achieved the longest continuous operating time among its class. The EU55is has improved its fuel efficiency by approximately 15% compared to previous models.

With regard to engine-powered water pump, Honda launched the WL20XH and WL30XH, equipped with a new power product engine, with four impeller wings that give improved performance in a wide range of uses such as water suction and discharge operations at a light load power output.

In the aviation engine business, one of Other businesses, for the HF120 small jet engine, Honda received a Type Certification (TC) from the United States Federal Aviation Administration (FAA) in December 2013, and received a Production Certification (PC) in March 2015.

Furthermore, Honda received Provisional Type Certification (PTC) for the HondaJet equipped with the HF120 engine in March 2015.

R&D expenditures in this segment incurred during the fiscal year 2014 and 2015 were ¥28.9 billion and ¥29.2 billion, respectively.

Patents and Licenses

As of March 31, 2015, Honda owned more than 21,000 patents in Japan and more than 25,000 patents abroad. Honda also had applications pending for more than 7,600 patents in Japan and for more than 15,200 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this obligation as of March 31, 2015 was ¥138.9 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2015, we guaranteed ¥22.1 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥22.1 billion. As of March 31, 2015, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2015:

Contractual Obligations

	As of March 31, 2015
	Yen (millions)
	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥6,988,633	¥2,910,762	¥2,747,498	¥1,159,255	¥171,118
Other financial liabilities	181,407	97,779	35,381	33,092	15,155
Future minimum lease payments under non-cancelable operating leases	93,538	21,178	26,808	14,104	31,448
Purchase and other commitments*1	131,843	87,185	28,915	14,922	821
Contributions to defined benefit pension plans*2	77,181	77,181	—	—	—

Total	¥7,472,602	¥3,194,085	¥2,838,602	¥1,221,373	¥218,542

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2015.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

Under the Company Law, the Corporate Auditors of the Company have the duty to audit the Director’s execution of their duties. Corporate Auditors are not required to be certified public accountants, and may not at the same time be directors or employees of the Company or any of its subsidiaries. They are required to attend at meetings of the Board of Directors but are not entitled to vote. Corporate Auditors of the Company form the Board of Corporate Auditors, which must consist of at least three Corporate Auditors. Not less than half of the members of the Board of Corporate Auditors must be outside Corporate Auditors, each of whom meets all of the following independence requirements: (1) a person who has not been a director, accounting councilor, executive officer, manager or any other employee of the Company or any of its subsidiaries for ten years prior to the assumption of office; (2) if the relevant person assumed an office of corporate auditor of the Company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been a director, accounting councilor, executive officer, manager or any other employee of the Company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the Company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the Company; and (5) a person who is not a spouse or a certain relative of (a) a director, manager or any other important employee of the Company or (b) the natural person controlling the Company. Corporate Auditors are required to elect from among themselves at least one Full-time Corporate Auditor. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, methods of investigation by Corporate Auditors of the status of the corporate affairs and assets of the Company and other matters concerning the performance of the Corporate Auditors’ duties. In addition, the Company is required to appoint independent certified public accountants as accounting auditor. Such independent certified public accountants have as their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by the Representative Director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified Corporate Auditor and the specified Director in charge.

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Fumihiko Ike (May 26, 1952)	Chairman of Japan Automobile Manufacturers Association, Inc., appointed in May 2014 (presently held)	*3	34,300

	Chairman and Director of the Company, appointed in April 2013 (presently held)

	Chief Operating Officer for IT Operations, appointed in April 2012

	Responsible for Government and Industrial Affairs, appointed in April 2012

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

	Chief Operating Officer for Regional Operations (Asia & Oceania), appointed in April 2008

	President and Director of Asian Honda Motor Co., Ltd., appointed in April 2008

	Managing Director of the Company, appointed in June 2007

	Chief Operating Officer for Business Management Operations, appointed in April 2006

	Director of the Company, appointed in June 2003

	Chief Operating Officer for Power Product Operations, appointed in April 2003

	Joined Honda Motor Co., Ltd. in February 1982

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takahiro Hachigo (May 19, 1959)	President, Chief Executive Officer and Director of the Company, appointed in June 2015 (presently held)	*3	25,900

	Senior Managing Officer of the Company, appointed in April 2015

	Managing Officer of the Company, appointed in April 2014

	Vice President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Representative of Development, Purchasing and Production (China), appointed in April 2013

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2013

	Managing Officer of Honda R&D Co., Ltd., appointed in September 2012

	President and Director of Honda R&D Europe (U.K.) Ltd., appointed in September 2012

	Vice President and Director of Honda Motor Europe, Ltd., appointed in April 2012

	General Manager of Suzuka Factory for Production Operations, appointed in April 2011

	General Manager of Purchasing Division II for Purchasing Operations, appointed in April 2010

	Operating Officer of the Company, appointed in June 2008

	General Manager of Automobile Purchasing Division II for Purchasing Operations, appointed in April 2008

	Managing Operating Officer of Honda R&D Co., Ltd., appointed in April 2007

	Operating Officer of Honda R&D Co., Ltd., appointed in April 2006

	Joined Honda Motor Co., Ltd. in April 1982

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

Director of the Company,

appointed in June 2012 (presently held)

Executive Vice President and Executive Officer of the Company,

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

Chief Operating Officer for Parts Operations,

appointed in April 2000

Joined Honda Motor Co., Ltd. in April 1978

		*3	33,400

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Koichi Fukuo (April 17, 1955)

Director of the Company,

appointed in June 2015 (presently held)

President, Chief Executive Officer and Representative Director of

Honda R&D Co., Ltd.,

appointed in April 2015 (presently held)

Executive in Charge of Quality Innovation for
Automobile Operations,

appointed in November 2014

Executive Vice President, Executive Officer and Director of
Honda R&D Co., Ltd.,

appointed in November 2014

Senior Managing Officer of the Company,

appointed in April 2014 (presently held)

Executive in Charge of Drivetrains for Automobile Operations,

appointed in April 2013

Executive in Charge of Business Unit No.1 for Automobile Operations,

appointed in April 2011

Managing Officer of the Company,

appointed in June 2010

Operating Officer of the Company,

appointed in June 2005

General Manager of Quality, Certification and Regulation

Compliance for Quality Innovation Center,

appointed in April 2005

General Manager of Automobile Purchasing Division II

for Purchasing Operations,

appointed in April 2002

Joined Honda Motor Co., Ltd. in April 1978

		*3	30,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshiyuki Matsumoto (January 14, 1958)

Director of the Company,

appointed in June 2015 (presently held)

Senior Managing Officer of the Company,

appointed in April 2015 (presently held)

Chief Operating Officer for Automobile Operations,

appointed in April 2015 (presently held)

Executive in Charge of Quality Innovation for Automobile Operations,

appointed in April 2015 (presently held)

Representative of Development,

Purchasing and Production (Asia & Oceania),

appointed in April 2013

Executive Vice President of Asian Honda Motor Co., Ltd.,

appointed in April 2013

President and Chief Executive Officer of

Honda Motor India Private Ltd.,

appointed in April 2013

Managing Officer of the Company,

appointed in April 2012

Executive in Charge of Business Unit No.3 for Automobile Operations,

appointed in April 2011

General Manager of Suzuka Factory for Production Operations,

appointed in April 2009

Operating Officer of the Company,

appointed in June 2006

Responsible for Automobile Products for Automobile Operations,

appointed in April 2006

Executive Chief Engineer of Honda R&D Co., Ltd.,

appointed in April 2003

Joined Honda Motor Co., Ltd. in April 1981

		*3	29,900

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshi Yamane (September 28, 1958)

Director of the Company,

appointed in June 2015 (presently held)

Senior Managing Officer of the Company,

appointed in April 2015 (presently held)

Chief Production Officer,

appointed in April 2015 (presently held)

Representative of Automobile Development,

Purchasing and Production for Automobile Operations,

appointed in April 2015 (presently held)

Head of Production for Automobile Operations,

appointed in April 2015 (presently held)

Representative of Automobile Development,

Purchasing and Production (Europe Region),

appointed in April 2015 (presently held)

Managing Officer of the Company,

appointed in April 2014

Head of Automobile Production for Regional Operations (Japan),

appointed in April 2014

Head of Production Supervisory Unit of

Automobile Production for Regional Operations (Japan),

appointed in April 2014

Representative of Automobile Development,

Purchasing and Production (Japan),

appointed in April 2013

General Manager of Suzuka Factory of

Automobile Production for Automobile Operations,

appointed in April 2013

General Manager of Suzuka Factory for Production Operations,

appointed in April 2012

Vice President of Honda Motor (China) Investment Co., Ltd.,

appointed in September 2010

Responsible for Production for Regional Operations (China),

appointed in April 2009

Operating Officer of the Company,

appointed in June 2008

Responsible for Production for Production Operations,

appointed in June 2008

Large Project Leader of Corporate Project,

Automobile Production Planning Office for Production Operations,

appointed in April 2008

General Manager of Motorcycle Production Planning Office for Production Operations,

appointed in April 2004

Joined Honda Engineering Co., Ltd. in October 1985

		*3	25,700

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
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

Responsible for Human Resources and Associate Relations,

appointed in April 2007

(also General Manager of Human Resources Division for Business Support Operations as of April 2006)

Joined Honda Motor Co., Ltd. in April 1979

		*3	28,400

Kohei Takeuchi (February 10, 1960)	Managing Officer of the Company, appointed in April 2015 (presently held) Director of the Company, appointed in June 2013 (presently held) Chief Operating Officer for Business Management Operations, appointed in April 2013 (presently held) Operating Officer of the Company, appointed in April 2011 General Manager of Accounting Division for Business Management Operations, appointed in April 2010 Joined Honda Motor Co., Ltd. in April 1982	*3	16,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Nobuo Kuroyanagi (December 18, 1941)	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), appointed in April 2012 (presently held) End of tenure as Director of BTMU in March 2012 End of tenure as Director of Mitsubishi UFJ Financial Group, Inc. (MUFG) in June 2010 Director of MUFG, appointed in April 2010 Director of the Company, appointed in June 2009 (presently held) Chairman of BTMU, appointed in April 2008 President and CEO of MUFG, appointed in October 2005	*3	2,800

Hideko Kunii (December 13, 1947)

Director of the Company,

appointed in June 2014 (presently held)

Outside Director of Tokyo Electric Power Company, Incorporated,

appointed in June 2014 (presently held)

General Manager of Gender Equality Promotion Office,

Shibaura Institute of Technology,

appointed in October 2013 (presently held)

Deputy President, Shibaura Institute of Technology,

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

Chairperson of Ricoh IT Solutions Co., Ltd.,

appointed in July 2009

Outside Director of Innovation Network Corporation of Japan,

appointed in July 2009 (presently held)

Associate Director of Ricoh Co., Ltd.,

appointed in April 2009

		*3	200

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito (August 29, 1953)

Director and Advisor of the Company,

appointed in June 2015 (presently held)

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

Chief Operating Officer for Automobile Operations,

appointed in April 2007

Managing Officer of the Company,

appointed in June 2005

General Manager of Suzuka Factory for Production Operations,

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

Executive Vice President of Honda R&D Americas, Inc.,

appointed in April 1998

Joined Honda Motor Co., Ltd. in April 1978

		*3	33,300

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Shinji Aoyama (December 25, 1963)	Director of the Company, appointed in June 2013 (presently held) Chief Operating Officer for Motorcycle Operations, appointed in April 2013 (presently held) Operating Officer of the Company, appointed in April 2012 (presently held) General Manager of Motorcycle Business Planning Office for Motorcycle Operations, appointed in April 2011 Joined Honda Motor Co., Ltd. in April 1986	*3	12,600

Noriya Kaihara (August 4, 1961)	Chief Operating Officer for Customer Service Operations, appointed in April 2014 (presently held) Head of Service Supervisory Unit for Automobile Operations, appointed in April 2014 (presently held) Director of the Company, appointed in June 2013 (presently held) Operating Officer of the Company, appointed in April 2013 (presently held) Chief Quality Officer, appointed in April 2013 (presently held) General Manager of Automobile Quality Assurance Division, appointed in April 2012 Joined Honda Motor Co., Ltd. in April 1984	*3	8,900

Masayuki Igarashi (July 6, 1963)	Director of the Company, appointed in June 2015 (presently held) Operating Officer of the Company, appointed in April 2015 (presently held) Chief Operating Officer for Power Product Operations, appointed in April 2015 (presently held) Director of Asian Honda Motor Co., Ltd., appointed in April 2014 President of Honda Vietnam Co., Ltd., appointed in April 2012 General Manager of China Operation Office for Regional Operations (China) appointed in April 2009 Joined Honda Motor Co., Ltd. in April 1988	*3	3,000

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Corporate Auditors

Masaya Yamashita (April 5, 1953)	Corporate Auditor of the Company (full-time), appointed in June 2012 (presently held)	*4	30,700

	Managing Officer of the Company, appointed in June 2011

	Managing Officer and Director of the Company, appointed in April 2011

	Managing Director of the Company, appointed in June 2008

	Chief Operating Officer for Purchasing Operations, appointed in April 2008

	General Manager of Kumamoto Factory for Production Operations, appointed in April 2006

	Operating Officer of the Company, appointed in June 2005

	Director of the Company, appointed in June 2003

	General Manager of Automobile Purchasing Division 1 for Purchasing Operations, appointed in April 2002

	Joined Honda Motor Co., Ltd. in April 1977

Kunio Endo (August 23, 1957)	Corporate Auditor of the Company (full-time), appointed in June 2013 (presently held) President and Director of American Honda Finance Corporation, appointed in November 2010 President and Director of Honda Canada Finance Inc., appointed in November 2010 Joined Honda Motor Co., Ltd. in April 1981	*5	11,800

Toshiaki Hiwatari (August 4, 1945)	Corporate Auditor of the Company, appointed in June 2012 (presently held) Registered with the Daiichi Tokyo Bar Association in September 2010 Advisor Attorney to TMI Associates, appointed in September 2010 (presently held) Retired from office in June 2010 Prosecutor General appointed in July 2008	*4	1,100

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hideo Takaura (June 19, 1949)

Corporate Auditor of the Company,

appointed in June 2015 (presently held)

Auditor of Innovation Network Corporation of Japan,

appointed in July 2009 (presently held)

Retired from PricewaterhouseCoopers Arata in June 2009

Representative Partner of PricewaterhouseCoopers Arata,

appointed in May 2009

Chief Executive Officer of PricewaterhouseCoopers Arata,

appointed in September 2006

Retired from ChuoAoyama Audit Corporation

(merged with Aoyama Audit Corporation) in August 2006

Representative Partner of ChuoAoyama Audit Corporation

(merged with Aoyama Audit Corporation),

appointed in June 2003

Vice Chairman of ChuoAoyama Audit Corporation

(merged with Aoyama Audit Corporation),

appointed in April 2000

Resumed post of CEO of Aoyama Audit Corporation

(associated with Price Waterhouse) in July 1999

End of tenure as CEO of Aoyama Audit Corporation

(associated with Price Waterhouse) in June 1996

CEO of Aoyama Audit Corporation

(associated with Price Waterhouse),

appointed in July 1993

Representative Partner of Aoyama Audit Corporation

(associated with Price Waterhouse),

appointed in July 1987

Joined Aoyama Audit Corporation

(associated with Price Waterhouse) in June 1983

Registered as Japanese CPA in May 1977

Joined Price Waterhouse Kyodo CPA Accounting Office

(associated with Price Waterhouse) in April 1974

		*6	0

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Mayumi Tamura (May 22, 1960)

Corporate Auditor of the Company,

appointed in June 2015 (presently held)

Retired from Seiyu GK in January 2014

Retired from Wal-Mart Japan Holdings GK in January 2014

End of tenure as Chief Financial Officer of Seiyu GK in July 2013

End of tenure as Chief Financial Officer of

Wal-Mart Japan Holdings GK in July 2013

Executive Officer and SVP, Seiyu GK,

appointed in May 2010

Chief Financial Officer of Seiyu GK,

appointed in May 2010

Executive Officer and SVP, Wal-Mart Japan Holdings GK,

appointed in May 2010

Chief Financial Officer of Wal-Mart Japan Holdings GK,

appointed in May 2010

Transferred to Wal-Mart Japan Holdings GK in May 2010

Executive Officer and SVP, The Seiyu, Ltd. (presently, Seiyu GK),

appointed in June 2007

Chief Financial Officer of The Seiyu, Ltd. (presently, Seiyu GK),

appointed in June 2007

Retired from adidas Japan K.K. in October 2006

CFO of adidas Japan K.K.,

appointed in December 2004

Retired from Johnson Diversey Co., Ltd.

(presently, CxS Corporation)

in September 2004

Vice President of Johnson Diversey Co., Ltd.

(presently, CxS Corporation),

appointed in July 2002

Responsible for Finance and Financial Support Division of

Johnson Diversey Co., Ltd. (presently, CxS Corporation),

appointed in July 2002

Director of Johnson Professional Co., Ltd.

(presently, CxS Corporation), appointed in July 2000

Senior Department Manager, Finance and Financial Support

Division of Johnson Professional Co., Ltd.

(presently, CxS Corporation),

appointed in July 2000

Senior Department Manager, Finance, Financial Support & IT of

Johnson Professional Co., Ltd. (presently, CxS Corporation),

appointed in July 1998

Joined JOHNSON CO., LTD. in September 1991

Joined SONY CORPORATION in April 1983

		*6	0

*1	Directors Mr. Nobuo Kuroyanagi and Ms. Hideko Kunii are outside directors.
*2	Corporate Auditors Mr. Toshiaki Hiwatari, Mr. Hideo Takaura and Ms. Mayumi Tamura are outside corporate auditors.
*3	The term of office of a Director is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2016 after his/her election to office at the close of the ordinary general meeting of shareholders on June 17, 2015.
*4	The term of office of a Corporate Auditor is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2016 after his/her election to office at the close of the ordinary general meeting of shareholders on June 21, 2012.
*5	The term of office of a Corporate Auditor is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2017 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2013.
*6	The term of office of a Corporate Auditor is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2019 after his/her election to office at the close of the ordinary general meeting of shareholders on June 17, 2015.
*7	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Senior Managing Officers, Managing Officers and Operating Officers (excluding officers who also hold the position of Director) under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Senior Managing Officers

Sho Minekawa	Chief Operating Officer for Regional Operations (Japan)

Chief Officer of Honda Driving Safety Promotion Center

Takuji Yamada	Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Chief Executive Officer of American Honda Motor Co., Inc.

Toshiaki Mikoshiba	Chief Operating Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Managing Officers

Toshihiko Nonaka	President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Ko Katayama	Executive Vice President and Director of Honda North America, Inc.

Chitoshi Yokota	Representative of Automobile Development, Purchasing and Production (North America)

Executive Vice President and Director of Honda North America, Inc.

Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor Technology (China) Co., Ltd.
Takashi Sekiguchi	Executive in Charge of Business Unit No.2 for Automobile Operations

Executive in Charge of Sales Strategy for Automobile Operations

Soichiro Takizawa	Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Operating Officers

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Naoto Matsui	Chief Operating Officer for Purchasing Operations

Mitsugu Matsukawa	Chief Operating Officer for IT Operations

Head of Supply Chain Management Supervisory Unit of Automobile Production for Automobile Operations

Tetsuo Suzuki	Representative of Motorcycle Development, Purchasing and Production for Motorcycle Operations

Issao Mizoguchi	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Toshihiro Mibe	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations

Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations

Head of Drivetrain Business Unit in Automobile Production for Automobile Operations

Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Tomomi Kosaka	Executive Vice President and Director of Honda North America, Inc.

President and Director of Honda of America Mfg., Inc.

Noriaki Abe	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Toshiyuki Shimabara	Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Yasuhide Mizuno	President of Guangqi Honda Automobile Co., Ltd.

Kazuhiro Odaka	Responsible for Human Resources and Associate Relations for Business Support Operations

General Manager of Human Resources Division for Business Support Operations

Hiroyuki Kachi	Representative of Automobile Development, Purchasing and Production (Japan)

Head of Automobile Production for Regional Operations (Japan)

Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

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

The total amount of remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2015 was ¥836 million. This amount includes remuneration paid to two Directors who retired during the fiscal year. The amount of remuneration paid to the Directors includes amount of wages paid to those Directors who were also Directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s Directors during the fiscal year ended March 31, 2015 was ¥283 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2015 are as follows:

	Yen (millions)
	Directors excluding outside Directors		Outside Directors		Corporate Auditors excluding outside Corporate Auditors		Outside Corporate Auditors		Total
	number	amount	number	amount	number	amount	number	amount	number	amount
Remuneration	12	¥629	3	¥23	2	¥135	3	¥47	20	¥836
Bonus	11	275	2	8	—	—	—	—	13	283

Total		¥904		¥31		¥135		¥47		¥1,119

The amount of remuneration paid to Fumihiko Ike during the fiscal year ended March 31, 2015 was ¥72 million. The amount of bonus for Fumihiko Ike accrued for the fiscal year ended March 31, 2015 was ¥30 million.

The amount of remuneration paid to Takanobu Ito during the fiscal year ended March 31, 2015 was ¥96 million. The amount of bonus for Takanobu Ito accrued for the fiscal year ended March 31, 2015 was ¥43 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2014 and 2015.

As of March 31, 2014

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
199,368	42,582	145,609	2,160	9,017

As of March 31, 2014, Honda had 199,368 full-time employees, including 132,620 local nationals employed in its overseas operations.

As of March 31, 2015

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
204,730	42,163	150,850	2,241	9,476

As of March 31, 2015, Honda had 204,730 full-time employees, including 138,942 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2015.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2013, 2014 and 2015 were 1.7%, 2.6% and 2.9%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors and Corporate Auditors as a group as of June 17, 2015 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	328,600 shares	0.018%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2015, the Association owned 5,476,809 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2015, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,286,926 shares were outstanding.

The following table shows the shareholders that owned of record 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2015:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (trust account)	104,755	5.78

According to a statement on Schedule 13G (Amendment No. 11) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 12, 2015, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2014, 124,481,407 shares, or 6.9% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G filed by BlackRock Inc. with the SEC on January 12, 2015, BlackRock Inc. directly and indirectly held, as of December 31, 2014, 93,082,056 shares, or 5.1% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2015 were 1,811,428,430 shares of Common Stock, of which 83,945,355 shares represented by ADSs and 324,947,281 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 248 at March 31, 2015.

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

During the fiscal year ended March 31, 2015, Honda had sales of ¥616.3 billion and purchases of ¥1,289.6 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2015, Honda had receivables of ¥227.7 billion from affiliates and joint ventures, and had payables of ¥152.0 billion to affiliates and joint ventures.

Honda does not consider the amounts involved in such transactions to be material to its business.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1 – 3. Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 18—Financial Statements”.

4. Not applicable.

5. Not applicable.

6. Export Sales

See “Item 4—Information on the Company—Marketing and Distribution—Overseas Sales”.

7. Legal Proceedings

Various legal proceedings are pending against us. We believe that such proceedings constitute ordinary routine litigation incidental to our business.

Honda is subject to potential liability under other various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Class actions related to airbag inflators

Honda provides warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

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

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital structure policy. The present goal is to maintain a shareholders’ return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company determined year-end dividends of ¥22 per share for the year ended March 31, 2015. As a result, total dividends for the year ended March 31, 2015, together with the first quarter dividends of ¥22, the second quarter dividends of ¥22 and the third quarter dividends of ¥22, were ¥88 per share, an increase of ¥6 from the annual dividends paid for the year ended March 31, 2014.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2015)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 29, 2014	October 28, 2014	January 30, 2015	June 17, 2015
Dividend per Share of Common Stock (yen)	22.00	22.00	22.00	22.00
Total Amount of Dividends (millions of yen)	39,650	39,650	39,650	39,650

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

The monthly average turnover of Honda’s shares of Common Stock and American Depositary Shares for the fiscal year ended March 31, 2015 was approximately 118,904,608 shares of Common Stock on the TSE and approximately 21,015,662 American Depositary Shares on the NYSE.

The following table sets out, for the periods indicated, the reported high and low sales prices of Honda’s shares on the TSE in yen and its American Depositary Shares on the NYSE in the U.S. dollars.

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2011	¥3,745	¥2,470	$44.54	$28.33
2012	3,300	2,127	41.23	27.52
2013	3,830	2,294	40.00	28.50

2014
1st quarter	¥4,405	¥3,350	$42.13	$35.15
2nd quarter	3,945	3,490	39.86	35.86
3rd quarter	4,385	3,680	42.96	37.71
4th quarter	4,320	3,431	41.38	34.24

2015
1st quarter	¥3,726	¥3,292	$35.92	$32.42
2nd quarter	3,830	3,388	36.02	33.55
3rd quarter	3,788	3,239	34.16	28.83
4th quarter	4,170	3,420	34.62	28.61

CY 2014
December	¥3,768	¥3,383	$31.25	$28.83

CY 2015
January	¥3,712	¥3,420	$31.40	$28.61
February	4,000	3,505	33.72	30.91
March	4,170	3,903	34.62	32.60
April	4,400	3,855	36.44	32.42
May	4,325	4,030	35.40	33.60

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

Provisions Regarding Directors

There is no provision in Honda’s articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Company Law and Honda’s regulations of the board of directors provide that such director is required to refrain from voting on such matters at the Board of Director’s meetings.

The Company Law provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director. The Board of Directors may, by its resolution, leave such decision to the president’s discretion.

The Company Law and Honda’s regulations of the board of directors provide that a significant loan from a third party to a company should be approved by the Board of Directors.

There is no mandatory retirement age for directors under the Company Law or Honda’s articles of incorporation.

The Company Law provides that any articles of incorporation of a company having no restriction on a transfer of its shares, including Honda, may not provide any requirement concerning the number of shares one individual must hold in order to qualify him or her as a director.

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

Consolidation of Shares

Honda may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director of Honda must disclose the reason for the consolidation of the shares at the general meeting of shareholders. If the consolidation of shares effected by Honda produces any fractional shares, any dissenting shareholder of such fractional shares may request that Honda purchase all of such fractional shares by such holder, at a fair price.

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

Other Rights of a Holder of Shares Representing Less Than One Voting Unit

In addition to the rights described in the preceding paragraph, a holder of shares representing less than one voting unit also has the rights including the followings and these rights may not be restricted by the articles of incorporation:

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

Holdings of Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on Honda’s shares imposed by the laws of Japan or Honda’s articles of incorporation or other constituent documents.

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

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under such law require any person other than the relevant corporation who has become a holder (together with its related persons) of more than 5% of the total issued shares of a corporation listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, in general, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. As of April 1, 2014, any person who filed a report on or after that date to reflect a change in holding of 5% or less of the total issued shares is not required to file any further report for a change of 1% or more in shareholding (unless the holding exceeds 5%) or any change in material matters previously reported. Copies of any report must also be furnished to all Japanese financial instruments exchanges on which the corporation’s shares are listed or in the case of shares traded on the over-the-counter market, the Japan Securities Dealers Association. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights are taken into account in determining both the number of shares held by that holder and the corporation’s total issued share capital.

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

D. Exchange Controls

There are no laws, decrees, regulations or other legislation of Japan which materially affect our ability to import or export capital for our use or our ability to pay dividends or other payments to non-resident holders of our shares.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is (a) 20.42% for dividends to be paid on or before December 31, 2037, and (b) 20% for dividends to be paid thereafter. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 15.315% for dividends to be paid on or before December 31, 2037, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements, whereby the maximum withholding tax rate is generally set at 15% or 10% for portfolio investors (15% under the income tax treaties with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and Spain, and 10% under the income tax treaties with, among others, Australia, France, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom, and the United States).

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

This section does not apply to a person who is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Honda, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar.

If a partnership holds the shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the shares or ADSs.

This summary is not a comprehensive description of all the tax considerations that may be relevant with respect to a U.S. holder’s shares or ADSs. Each beneficial owner of shares or ADSs should consult its own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares and ADSs in its particular circumstances.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid by Honda out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) to a U.S. holder is subject to U.S. federal income taxation. A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though it does not in fact receive it.

Dividends paid to a noncorporate U.S. holder that constitute qualified dividend income will be taxable to such holder at the preferential rates applicable to long term capital gains provided that the noncorporate U.S. holder holds the shares or ADSs with respect to which the dividends are paid for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain. However, Honda does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. holder should expect to generally treat distributions that Honda makes as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the U.S.-Japan Tax Treaty and paid over to Japan will be creditable or deductible against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the U.S.-Japan Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will, depending on a U.S. holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to such U.S. holder.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

We have changed our disclosure method for reporting quantitative information about market risk from a tabular presentation to a sensitivity analysis in line with the IFRS requirement to report such information using a sensitivity analysis. The information required under this Item 11 is set forth in “(b) Market Risk” of note “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

3. Fees and charges

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
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•     Share distributions, stock split, rights, merger

•     Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	USD 2.50 per ADS certificate

(f) General depositary services, particularly those charged on an annual basis	Not applicable

Category	Depositary Actions	Associated Fee
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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our Chief Financial Officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2015. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

The management of Honda is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934).

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2015 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2015.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Board of Corporate Auditors has determined that Mr. Kunio Endo and Mr. Hideo Takaura are each qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Endo and Mr. Takaura were each elected to become one of Honda’s Corporate Auditors at the general meeting of shareholders held on June 19, 2013 and June 17, 2015, respectively. See Item 6.A “Directors and Senior Management” for additional information regarding them. They meet the independence requirements imposed on Corporate Auditors under the Company Law of Japan. See Item 6.C “Board Practices” for an explanation of such independence requirements.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2015, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2014 and 2015:

	Yen (millions)
	2014	2015
Audit Fees	¥3,674	¥4,180
Audit-Related Fees	89	130
All Other Fees	31	28

Total	¥3,794	¥4,338

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the year ended March 31, 2015. There were no purchases of Honda’s shares by its affiliated purchasers during that year.

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2014	193	¥3,986	—	—
May 1 to May 31, 2014	102	¥3,360	—	—
June 1 to June 30, 2014	302	¥3,589	—	—
July 1 to July 31, 2014	574	¥3,630	—	—
August 1 to August 31, 2014	420	¥3,585	—	—
September 1 to September 30, 2014	395	¥3,635	—	—
October 1 to October 31, 2014	163	¥3,461	—	—
November 1 to November 30, 2014	451	¥3,572	—	—
December 1 to December 31, 2014	292	¥3,619	—	—
January 1 to January 31, 2015	154	¥3,587	—	—
February 1 to February 28, 2015	543	¥3,843	—	—
March 1 to March 31, 2015	681	¥4,233	—	—

Total	4,270	¥3,741	—

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

For certain large-scale Japanese companies, which employ a corporate governance system based on a Board of Corporate Auditors (the “Board of Corporate Auditors system”), including Honda, Japan’s Company Law (to which amendments were effected as of May 1, 2015) requires that, if a company does not have any outside director at the end of a fiscal year, the company shall explain and disclose the reason why it is not appropriate to have an outside director at the annual general meeting of shareholders as well as in its convocation documents and business report.

Outside director is defined as a director who meets all of the following independence requirements: (1) a person who is not an executive director, executive officer, manager or any other employee of the company or its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or a certain relative of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company.

The responsibility of overseeing management and outside directors is assigned to the corporate auditors who also work with the accounting audit firm to oversee accounting. Corporate auditors are separate from the company’s management and meet certain independence requirements under Japan’s Company Law.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

In the case of Japanese companies which employ the Board of Corporate Auditors system, including Honda, at least half of the corporate auditors must be “outside” corporate auditors who must meet additional independence requirements under Japan’s Company Law.

Outside corporate auditor is defined as a corporate auditor who meets all of the following independence requirements: (1) a person who has not been a director, accounting councilor, executive officer, manager or any other employee of the company or any of its subsidiaries for ten years prior to the assumption of office; (2) if the relevant person assumed an office of corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been a director, accounting councilor, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or a certain relative of (a) a director, manager or any other important employee of the company or (b) the natural person controlling the company.

In addition, the listing rules of the Tokyo Stock Exchange, which Honda is subject to, require listed companies to have at least one “independent” director or corporate auditor, and to make efforts to have at least one “independent” director. Requirements for an independent director/corporate auditor are more stringent than those for outside directors or outside corporate auditors. Unlike an outside director/corporate auditor, an independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has been until recently a director, executive officer,

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
corporate auditor, manager or employee of the parent company or a director, executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or its subsidiaries. Now Honda has one independent Director out of two outside Directors and three independent Corporate Auditors out of three outside Corporate Auditors.

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	Maximum total amounts of compensation for Honda’s Directors and Corporate Auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. If Honda were to adopt such a plan, Honda must obtain shareholder approval with respect to compensation for the Directors in the form of stock options, but the conditions of the stock options may be determined by the Board of Directors unless they are issued with specifically favorable conditions or price concerning the issuance and exercise of the stock options.

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

HONDA MOTOR CO., LTD.

(Honda Giken Kogyo Kabushiki Kaisha)

(A Japanese Company)

AND SUBSIDIARIES

Consolidated Financial Statements

and

Reports of Independent Registered

Public Accounting Firm

March 31, 2015

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates and joint ventures are omitted because such affiliates and joint ventures are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2015 and 2014, and April 1, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2015 and 2014, and April 1, 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 26, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2015 and 2014, and April 1, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2015, and our report dated June 26, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 26, 2015

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

April 1, 2013 and March 31, 2014 and 2015

		Yen (millions)
	Note	2013	2014	2015
Assets
Current assets:
Cash and cash equivalents	5	¥1,270,612	¥1,193,584	¥1,471,730
Trade receivables	6	675,310	736,871	820,681
Receivables from financial services	7	1,684,909	1,935,142	2,098,951
Other financial assets	8	83,623	102,020	92,708
Inventories	9	1,214,749	1,334,775	1,498,312
Other current assets		207,647	246,766	313,758

Total current assets		5,136,850	5,549,158	6,296,140

Non-current assets:
Investments accounted for using the equity method	10	483,453	552,081	614,975
Receivables from financial services	7	2,874,476	3,416,080	3,584,654
Other financial assets	8	259,579	297,798	350,579
Equipment on operating leases	11	2,003,353	2,427,407	3,335,367
Property, plant and equipment	12	2,438,107	2,821,542	3,189,511
Intangible assets	13	607,137	669,783	759,535
Deferred tax assets	23	235,298	173,000	138,069
Other non-current assets		119,220	141,589	157,007

Total non-current assets		9,020,623	10,499,280	12,129,697

Total assets		¥14,157,473	¥16,048,438	¥18,425,837

Liabilities and Equity
Current liabilities:
Trade payables	14	¥976,065	¥1,079,318	¥1,157,738
Financing liabilities	15	2,186,448	2,622,436	2,833,563
Accrued expenses		384,230	356,466	377,372
Other financial liabilities	16	130,138	78,495	109,715
Income taxes payable		80,604	42,702	53,654
Provisions	17	136,427	185,375	294,281
Other current liabilities		293,211	387,008	474,731

Total current liabilities		4,187,123	4,751,800	5,301,054

Non-current liabilities:
Financing liabilities	15	2,710,801	3,224,512	3,926,276
Other financial liabilities	16	46,513	72,993	61,147
Retirement benefit liabilities	18	642,300	463,163	592,724
Provisions	17	124,838	140,103	182,661
Deferred tax liabilities	23	543,846	640,150	744,410
Other non-current liabilities		173,747	196,789	234,744

Total non-current liabilities		4,242,045	4,737,710	5,741,962

Total liabilities		8,429,168	9,489,510	11,043,016

Equity:
Common stock		86,067	86,067	86,067
Capital surplus		171,117	171,117	171,118
Treasury stock		(26,124)	(26,149)	(26,165)
Retained earnings		5,260,157	5,831,140	6,083,573
Other components of equity		42,017	273,359	794,034

Equity attributable to owners of the parent		5,533,234	6,335,534	7,108,627
Non-controlling interests		195,071	223,394	274,194

Total equity	19	5,728,305	6,558,928	7,382,821

Total liabilities and equity		¥14,157,473	¥16,048,438	¥18,425,837

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2014 and 2015

		Yen (millions)
	Note	2014	2015
Sales revenue	20	¥12,506,091	¥13,328,099

Operating costs and expenses:
Cost of sales		(9,590,557)	(10,330,784)
Selling, general and administrative		(1,493,298)	(1,720,550)
Research and development	21	(598,372)	(606,162)

Total operating costs and expenses		(11,682,227)	(12,657,496)

Operating profit		823,864	670,603

Share of profit of investments accounted for using the equity method	10	130,916	96,097

Finance income and finance costs:
Interest income	22	24,072	27,037
Interest expense	22	(12,803)	(18,194)
Other, net	22	(32,146)	30,694

Total finance income and finance costs		(20,877)	39,537

Profit before income taxes		933,903	806,237
Income tax expense	23	(267,992)	(245,139)

Profit for the year		¥665,911	¥561,098

Profit for the year attributable to:
Owners of the parent		624,703	509,435
Non-controlling interests		41,208	51,663

		Yen
		2014	2015
Earnings per share attributable to owners of the parent
Basic and diluted	24	¥346.62	¥282.66

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2014 and 2015

		Yen (millions)
	Note	2014	2015
Profit for the year		¥665,911	¥561,098

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		83,292	(101,286)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		13,581	24,007
Share of other comprehensive income of investments accounted for using the equity method	10	6,855	(714)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		193,509	465,776
Share of other comprehensive income of investments accounted for using the equity method	10	27,059	57,356

Total other comprehensive income, net of tax	19	324,296	445,139

Comprehensive income for the year		¥990,207	¥1,006,237

Comprehensive income for the year attributable to:
Owners of the parent		944,706	931,709
Non-controlling interests		45,501	74,528

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2014 and 2015

		Yen (millions)
		Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2013		¥86,067	¥171,117	¥(26,124)	¥5,260,157	¥42,017	¥5,533,234	¥195,071	¥5,728,305

Comprehensive income for the year
Profit for the year					624,703		624,703	41,208	665,911
Other comprehensive income, net of tax	19					320,003	320,003	4,293	324,296

Total comprehensive income for the year					624,703	320,003	944,706	45,501	990,207
Reclassification to retained earnings	19				88,661	(88,661)	—		—
Transactions with owners and other
Dividends paid	19				(142,381)		(142,381)	(11,629)	(154,010)
Purchases of treasury stock				(26)			(26)		(26)
Disposal of treasury stock				1			1		1
Equity transactions and others								(5,549)	(5,549)

Total transactions with owners and other				(25)	(142,381)		(142,406)	(17,178)	(159,584)

Balance as of March 31, 2014		¥86,067	¥171,117	¥(26,149)	¥5,831,140	¥273,359	¥6,335,534	¥223,394	¥6,558,928

Comprehensive income for the year
Profit for the year					509,435		509,435	51,663	561,098
Other comprehensive income, net of tax	19					422,274	422,274	22,865	445,139

Total comprehensive income for the year					509,435	422,274	931,709	74,528	1,006,237
Reclassification to retained earnings	19				(98,401)	98,401	—		—
Transactions with owners and other
Dividends paid	19				(158,601)		(158,601)	(21,566)	(180,167)
Purchases of treasury stock				(17)			(17)		(17)
Disposal of treasury stock				1			1		1
Equity transactions and others			1				1	(2,162)	(2,161)

Total transactions with owners and other			1	(16)	(158,601)		(158,616)	(23,728)	(182,344)

Balance as of March 31, 2015		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2014 and 2015

		Yen (millions)
	Note	2014	2015
Cash flows from operating activities:
Profit before income taxes		¥933,903	¥806,237
Depreciation, amortization and impairment losses excluding equipment on operating leases		588,132	625,229
Share of profit of investments accounted for using the equity method		(130,916)	(96,097)
Finance income and finance costs, net		(27,945)	(41,941)
Interest income and interest costs from financial services, net		(167,397)	(172,275)
Changes in assets and liabilities
Trade receivables		(47,084)	(45,839)
Inventories		(66,991)	(56,285)
Trade payables		84,520	22,246
Accrued expenses		2,527	8,865
Provisions and retirement benefit liabilities		(24,228)	107,324
Receivables from financial services		(423,106)	316,962
Equipment on operating leases		(248,604)	(535,165)
Other assets and liabilities		(14,135)	45,255
Other, net		(4,211)	(12,931)
Dividends received		107,629	114,501
Interest received		224,232	236,344
Interest paid		(88,582)	(89,804)
Income taxes paid		(248,636)	(212,222)

Net cash provided by operating activities		449,108	1,020,404

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(718,431)	(648,205)
Payments for additions to and internally developed intangible assets		(208,752)	(234,915)
Proceeds from sales of property, plant and equipment and intangible assets		19,586	33,243
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		9,129	—
Payments for acquisitions of investments accounted for using the equity method		—	(1,971)
Proceeds from sales of investments accounted for using the equity method		3,812	—
Payments for acquisitions of other financial assets		(108,510)	(108,873)
Proceeds from sales and redemptions of other financial assets		75,429	119,897
Other, net		6,714	328

Net cash used in investing activities		(921,023)	(840,496)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,561,912	8,731,773
Repayments of short-term financing liabilities		(8,568,859)	(8,602,054)
Proceeds from long-term financing liabilities		1,597,530	1,505,732
Repayments of long-term financing liabilities		(1,059,235)	(1,389,121)
Dividends paid to owners of the parent		(142,381)	(158,601)
Dividends paid to non-controlling interests		(11,296)	(21,513)
Purchases and sales of treasury stock, net		(25)	(16)
Other, net		(22,188)	(53,712)

Net cash provided by financing activities		355,458	12,488
Effect of exchange rate changes on cash and cash equivalents		39,429	85,750

Net change in cash and cash equivalents		(77,028)	278,146
Cash and cash equivalents at beginning of year		1,270,612	1,193,584

Cash and cash equivalents at end of year	5	¥1,193,584	¥1,471,730

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

(a) Compliance with International Financial Reporting Standards

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (IASs) and the related interpretations of the interpretations committees (SIC and IFRIC).

These are the first consolidated financial statements that the Company has prepared in accordance with IFRS. The date of transition to IFRS (the “date of transition”) was April 1, 2013, and the Company has applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). An explanation of how the transition to IFRS has affected Honda’s financial position, results of operations and cash flows is provided in note 31.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities separately stated in note 3.

(c) Functional Currency and Presentation Currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

(d) Early Adoption of New Accounting Standards and Interpretations

Honda has early adopted IFRS 9 “Financial Instruments” (issued in November 2009, amended in October 2010 and November 2013).

(e) New Accounting Standards and Interpretations Not Yet Adopted

New or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2015 are as follows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda is currently evaluating the impact of adoption of these standards and interpretations on the Company’s consolidated financial statements.

Standards and interpretations		Mandatory adoption (from fiscal years beginning on or after)	Reporting periods in which the Company is scheduled to adopt the standards	Overview of new or amended standards and interpretations
IFRS 15	Revenue from Contracts with Customers	January 1, 2017	Fiscal year ending March 31, 2018	New standard applied in accounting and disclosure for revenue recognition, which supersedes current standards of revenue recognition

IFRS 9	Financial Instruments (issued in 2014)	January 1, 2018	Fiscal year ending March 31, 2019	Amendment regarding the requirements for classifying and measuring financial assets and liabilities, and accounting for impairment of financial assets

(f) Use of Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments that have been made in the process of applying accounting policies and that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	Scope of subsidiaries, affiliates and joint ventures (notes 3(a) and 3(b))

•	Recognition of intangible assets arising from development (note 3(h))

•	Accounting for contracts including lease (note 3(i))

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	Valuation of financial assets measured at amortized cost (notes 6, 7 and 8)

•	Fair value of financial instruments (note 26)

•	Net realizable value of inventories (note 9)

•	Recoverable amount of non-financial assets (notes 11, 12 and 13)

•	Measurement of provisions (note 17)

•	Measurement of net defined benefit liabilities (assets) (note 18)

•	Recoverability of deferred tax assets (note 23)

•	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities (note 28)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3) Significant Accounting Policies

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries which are directly or indirectly controlled by the Company, and those structured entities which are controlled by Honda. All significant intercompany balances and transactions have been eliminated in consolidation.

Honda controls an entity when Honda is exposed or has rights to variable returns from involvement with the entity, and has the ability to affect those returns by using its power, which is the current ability to direct the relevant activities, over the entity. To determine whether or not Honda controls an entity, status of voting rights or similar rights, contractual agreements and other specific factors are taken into consideration.

Structured entities are entities designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Honda consolidates structured entities over which it has control, by comprehensively determining whether its control over the entity exists based on any contractual arrangements with such entity as well as the percentage of its voting or similar rights in the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date when the control is obtained until the date when the control is lost. The financial statements of subsidiaries have been adjusted in order to ensure consistency with the accounting policies adopted by the Company as necessary.

Changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. When control over a subsidiary is lost, the investment retained after the loss of control is remeasured at fair value as of the date of the loss of control, and any gain or loss on such remeasurement and disposal of the interest sold is recognized in profit or loss.

(b) Investments in Affiliates and Joint Ventures (Investments Accounted for Using the Equity Method)

Affiliates are entities over which Honda has a significant influence over the decisions on financial and operating policies, but does not have control or joint control.

Joint ventures are joint arrangements whereby the parties including Honda that have joint control have rights to the net assets of the arrangement. Joint arrangements are arrangements of which two or more parties have joint control, and joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in affiliates and joint ventures are accounted for using the equity method from the date when the investees are determined to be affiliates or joint ventures until the date when they ceased to be classified as affiliates or joint ventures. Under the equity method, the investment is initially recognized at cost, and the carrying amount is subsequently increased or decreased, to recognize Honda’s share of profit or loss and other comprehensive income of the affiliate or the joint venture after the date of initial recognition. The financial statements of affiliates and joint ventures have been adjusted in order to ensure consistency with the accounting policies adopted by the Company in applying the equity method, as necessary.

The use of the equity method is discontinued from the date when the investees are determined to be no longer affiliates or joint ventures. Unless the investee becomes a subsidiary, the investment retained after cessation of the equity method is remeasured at fair value, and any gain or loss on such remeasurement and disposal of the investment is recognized in profit or loss.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Foreign Currency Translations

1) Foreign currency transactions

Foreign currency transactions are translated into the respective functional currencies at the exchange rates prevailing when such transactions occur. All foreign currency receivables and payables are translated into the respective functional currencies at the applicable exchange rates at the end of the reporting period. Gains or losses on exchange differences arising on settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss and they are included in finance income and finance costs-other, net in the consolidated statements of income, unless any gains or losses are recognized in other comprehensive income.

2) Foreign operations

All assets and liabilities of foreign subsidiaries, affiliates and joint ventures (collectively “foreign operation”), which use a functional currency other than Japanese yen, are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operation are translated into Japanese yen at the average exchange rate for the period. Exchange differences arising from translation are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statements of financial position. When a foreign operation is disposed of, and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.

(d) Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity security of another entity. When Honda becomes party to the contractual provision of a financial instrument, the financial instrument is recognized either as a financial asset or as a financial liability. When Honda purchases or sells a financial asset, the financial asset is recognized or derecognized at the trade date.

1) Non-derivative financial assets

Honda classifies financial assets other than derivatives into “financial assets measured at amortized cost”, “financial assets measured at fair value through other comprehensive income” or “financial assets measured at fair value through profit or loss”. Honda determines the classification of financial assets upon initial recognition.

Financial assets measured at amortized cost

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financial assets measured at fair value

A financial asset other than a financial asset measured at amortized cost is classified into financial assets measured at fair value. The financial assets measured at fair value are further classified into the following categories, according to their holding purposes:

Financial assets measured at fair value through other comprehensive income

Honda elects to designate investments in equity securities such as shares, held for maintaining and strengthening the trade relationship as financial assets measured at fair value through other comprehensive income.

Financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income. However, dividends from the investment are principally recognized in profit or loss.

Financial assets measured at fair value through profit or loss

Financial assets measured at fair value other than financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss.

Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

Financial assets are derecognized when the contractual rights to cash flows from the financial assets expire, or when the contractual rights to receive the cash flows from the financial assets are transferred and all risks and rewards of ownership of the financial assets are substantially transferred.

When a financial asset measured at fair value through other comprehensive income is sold, an amount of accumulated other comprehensive income recognized in other components of equity in the consolidated statements of financial position is directly reclassified to retained earnings.

(Cash and cash equivalents)

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Honda includes all highly liquid debt instruments with original maturities of three months or less in cash equivalents.

2) Non-derivative financial liabilities

Financial liabilities other than derivatives are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

Financial liabilities are derecognized, when the obligations specified in the contract are discharged, canceled or expire.

3) Derivatives

Honda has entered into foreign exchange and interest rate agreements to manage currency and interest rate exposures. These agreements include foreign currency forward contracts, currency option contracts, currency swap agreements and interest rate swap agreements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

All these derivatives are initially recognized as assets or liabilities and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

Honda has not held any derivatives designated as hedges and no amount has been recognized in other comprehensive income for the years ended March 31, 2014 and 2015.

4) Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statements of financial position, only when Honda currently has a legally enforceable right to offset the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method. Conversion cost includes an appropriate share of production overheads on the normal operation capacity. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(f) Equipment on Operating Leases

Equipment on operating leases is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses.

A vehicle subject to operating lease is initially measured at its cost. Depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The depreciable amount is the cost of the vehicle less its residual value which is estimated by using the estimate of future used vehicle value, taking into consideration external industry data and Honda’s historical experience.

(g) Property, Plant and Equipment

Property, plant and equipment is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses.

Property, plant and equipment is initially measured at its cost. Subsequent expenditures on an item of property, plant and equipment acquired, are recognized in the carrying amount of the item, only when it is probable that the expenditure will generate a future economic benefit.

Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated on the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values.

The estimated useful lives used in calculating depreciation of property, plant and equipment are mainly as follows:

•	Buildings and structures: 3 to 50 years

•	Machinery and equipment: 2 to 20 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The depreciation method, useful lives and residual values of property, plant and equipment are reviewed annually at each fiscal year end, and adjusted prospectively, if appropriate.

(h) Intangible Assets

Intangible assets are measured based on the cost model and carried at their cost less accumulated amortization and impairment losses.

(Research and development)

Development expenditure for a product is capitalized only when there is a technical and commercial feasibility of completing the development, Honda has intention, ability and sufficient resources to use the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be measured reliably.

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product ranging mainly from 2 to 6 years.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible asset)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives. Other intangible assets are mainly comprised of software for internal use whose estimated useful life ranges from 3 to 5 years.

The amortization method and useful lives of intangible assets are reviewed annually at each fiscal year end, and adjusted prospectively, if appropriate.

(i) Lease

An arrangement that is or contains a lease is determined based on the substance of the arrangement by assessment of whether the fulfillment of that arrangement depends on use of a specific asset or group of assets, and whether a right to use the asset is transferred under the arrangement.

When an arrangement is or contains a lease, the lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership, based on the substance of the arrangement. Leases other than finance lease are classified as operating lease.

1) Lease as a lessee

A leased asset and liability for the future lease payment under a finance lease are initially recognized at the lower of fair value of the leased asset or the present value of the minimum lease payments, each determined at inception of the lease. After the initial recognition, the leased asset is accounted for according to the accounting policies applied to the asset. Lease payments under a finance lease are apportioned between the finance cost and the reduction in the carrying amount of the liability. Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2) Lease as a lessor

The finance subsidiaries of the Company engage in the business of leasing vehicles as a lessor. A receivable from customer held under a finance lease is initially recognized at the amount of net investment in the lease which is the gross investment in the lease discounted at the interest rate implicit in the lease, and included in receivables from financial services in the consolidated statements of financial position. After the initial recognition, the receivable under finance lease is accounted for in accordance with the accounting policies applied to financial assets. Vehicles subject to operating leases are presented as equipment on operating leases in the consolidated statements of financial position.

(j) Impairment

1) Financial assets measured at amortized cost

At the end of each reporting period, based on individual assets or assets grouped according to credit risk characteristics, financial assets measured at amortized cost are assessed to determine whether there is objective evidence that a financial asset or group of financial assets is impaired. Objective evidence of impairment includes significant financial difficulty of the issuer or the borrowers, a default or delinquency in interest or principal payments, an increase in the probability of bankruptcy or other financial restructuring of the issuer, and disappearance of an active market for the security.

If there is an objective evidence that financial assets measured at amortized cost is impaired, the amount of impairment loss is measured as the difference between the carrying amount of the assets and its present value which is calculated by discounting estimated future cash flows using the asset’s original effective interest rate. The impairment loss is recognized in profit or loss, by deducting the carrying amount of the financial assets directly or through an allowance account.

Further, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after impairment was recognized, the impairment loss which was recorded in prior periods is reversed and recognized in profit or loss.

Receivables from financial services – Allowance for credit losses

The allowance for credit losses is management’s estimate of probable losses incurred on receivables from financial services. Estimated losses on past due operating lease rental payments are also recognized through an allowance for credit losses.

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

Dealer finance receivables are individually evaluated for impairment when specifically identified as impaired. Dealer finance receivables are considered to be impaired when it is probable that the finance subsidiaries of the Company will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Receivables from financial services – Allowance for losses on lease residual values

The allowance for losses on lease residual values is management’s estimate of probable losses arising from declines in the estimated lease residual values incurred on receivables from finance leases.

The finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased as finance leases to customers. The allowance for losses on lease residual values are maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

2) Non-financial assets and investments accounted for using the equity method

At the end of the reporting period, the carrying amount of non-financial assets other than inventories and deferred tax assets (which are comprised mainly of equipment on operating leases, property, plant and equipment, and intangible assets) and investments accounted for using the equity method are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset, as test of impairment.

For investments accounted for using the equity method, the entire carrying amount of each investment in affiliates and joint ventures is tested for impairment as a single asset, when there is objective evidence that the investments accounted for using the equity method may be impaired.

The recoverable amount of an individual asset or cash-generating units is the higher of fair value less costs to sell and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or a cash-generating unit. A cash-generating unit is determined as the smallest identifiable group of assets that generate cash inflows which are largely independent of cash inflows from other assets or a group of assets. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated.

When the carrying amount of an asset or a cash-generating unit exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized in profit or loss. An impairment loss for a cash-generating unit is allocated to the assets on the basis of the relative carrying amount of each asset in the unit.

An impairment loss recognized for an asset or a cash-generating unit in prior period is reversed, if there is any indication that the impairment loss may have decreased or may no longer exist, and when the recoverable amount of the asset exceeds the carrying amount. If this is the case, the carrying amount of the asset is increased to its recoverable amount, but the increased carrying amount does not exceed the carrying amount (net of depreciation or amortization) calculated on the basis that no impairment loss had occurred in the prior period.

(k) Provisions

Provisions are recognized when Honda has present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured based on the best estimate of expenditure required to settle the present obligation at the end of the reporting period. Where the effect of the time value of money is material, a provision is measured

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

at the present value of the expenditures required to settle the obligation. In calculating the present value, a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the liability is used as the discount rate.

(l) Employee Benefits

1) Short-term employee benefits

For short-term employee benefits including salaries, bonuses and paid annual leave, when the employees render related services, the amounts expected to be paid in exchange for those services are recognized as expenses.

2) Post-employment benefits

Honda has various post-employment benefit plans including defined benefit plans and defined contribution plans.

Defined benefit plans

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either liability or asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Defined contribution plans

For defined contribution plans, when the employees render related services, the contribution payables to defined contribution plan are recognized as expenses.

(m) Equity

1) Common share

Common share issued by the Company is classified as equity, and the proceeds from issuance of common share are included in common stock and capital surplus.

2) Treasury stock

Treasury stock acquired by Honda is recognized at cost and deducted from equity. When treasury stock is sold, the consideration received is recognized as equity with the difference between the carrying amount and the consideration received included in capital surplus.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(n) Revenue Recognition

Sales revenue is measured at the fair value of consideration received or receivable. Amounts collected from customers and remitted to governmental authorities such as sales taxes are accounted for on a net basis and, therefore, are deducted from sales revenue.

The specific criteria for revenue recognition for each type of transactions are as follows:

1) Sale of products

Revenue from sale of products is recognized when the significant risks and rewards of ownership of products are transferred to the customer, Honda retains neither continuous involvement nor effective control over the product, the amount of revenue and the corresponding cost can be measured reliably and collection of the relevant receivable is reasonably assured. This generally corresponds to the date of delivery of products to customers.

Honda provides dealer incentives retained by the dealer, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer’s sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate offered to retail customers and the market-based interest or lease rate. These incentives are estimated and recognized at the time the product is sold to the dealer, and are deducted from sales revenue in the consolidated statements of income.

2) Rendering of financial services

Interest income from receivables from financial services is recognized using the effective interest method. Finance receivable origination fees and certain direct origination costs are included in the calculation of the effective interest rate, and the net fee or cost is amortized using the effective interest method over the contractual term of the finance receivables.

The finance subsidiaries of the Company offer financial services that contain a lease. Interest income from receivables held under a finance lease is recognized using the effective interest method. When Honda is the manufacturer or dealer lessor, sales revenue and the corresponding cost for a portion identified as sale of products is recognized in profit or loss in accordance with the policy on revenue recognition for sale of products. Revenue from operating leases is recognized on a straight-line basis over the term of the lease.

(o) Income Taxes

Income tax expenses are presented as the aggregate amount of current taxes and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss, except for the tax arising from a transaction which is recognized either in other comprehensive income or directly in equity.

Current taxes are measured at the amount expected to be paid to (or recovered from) the taxation authorities in respect of the taxable profit (or tax loss) for the reporting period, using the tax rates and tax laws enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the carrying amount of assets or liabilities in the consolidated statements of financial position and the tax base of the assets or liabilities and carryforward of unused tax losses and tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses, and unused tax credits can be utilized.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred tax liabilities for taxable temporary differences related to investments in subsidiaries and affiliates, and interest in joint ventures are not recognized to the extent that Honda is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future. Deferred tax assets for deductible temporary differences arising from investments in subsidiaries and affiliates, and interest in joint ventures are recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which they can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled, based on the tax rates and tax laws enacted or substantively enacted at the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which Honda expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

Honda reviews the carrying amount of deferred tax assets at the end of each reporting period, and reduces the carrying amount of deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax assets to be utilized.

Deferred tax assets and deferred tax liabilities are offset, only when Honda has a legally enforceable right to set off current tax assets against current tax liabilities, and the same taxation authority levies income taxes either on the same taxable entity or on different taxable entity which intends either to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously.

Honda recognizes the impact of tax positions in the consolidated financial statements, if any, based on Honda’s assessment of various factors including interpretations of tax law and prior experiences, when it is probable that the positions will be sustained upon examination by the taxation authorities.

(p) Earnings per Share

Basic earnings per share is calculated by dividing profit for the year attributable to owners of the parent by the weighted average number of common shares outstanding during the period.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development Manufacturing Sales and related services
Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services
Financial Services Business	Financial services	Retail loan and lease related to Honda products Others
Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

(a) Segment Information

Segment information as of April 1, 2013 and as of and for the years ended March 31, 2014 and 2015 is as follows:

As of April 1, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Segment assets	¥1,223,192	¥6,212,095	¥6,766,894	¥340,544	¥14,542,725	¥(385,252)	¥14,157,473
Investments accounted for using the equity method	76,759	403,404	—	3,290	483,453	—	483,453

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,689,228	¥9,178,773	¥1,326,026	¥312,064	¥12,506,091	¥—	¥12,506,091
Intersegment	—	70,591	11,696	25,811	108,098	(108,098)	—

Total	1,689,228	9,249,364	1,337,722	337,875	12,614,189	(108,098)	12,506,091

Segment profit (loss)	¥176,898	¥461,156	¥182,708	¥3,102	¥823,864	¥—	¥823,864

Share of profit of investments accounted for using the equity method	¥29,503	¥101,200	¥—	¥213	¥130,916	¥—	¥130,916
Segment assets	1,316,079	6,795,373	7,995,429	341,678	16,448,559	(400,121)	16,048,438
Investments accounted for using the equity method	85,927	462,218	—	3,936	552,081	—	552,081
Depreciation and amortization	67,540	492,661	384,145	11,653	955,999	—	955,999
Capital expenditures	79,995	854,658	1,214,618	19,052	2,168,323	—	2,168,323
Impairment losses on non-financial assets	74	15,087	3,304	(1,189)	17,276	—	17,276
Provision for credit and lease residual losses on receivables from financial services	—	—	20,361	—	20,361	—	20,361

As of and for the year ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,846,666	¥9,603,335	¥1,555,550	¥322,548	¥13,328,099	¥—	¥13,328,099
Intersegment	—	154,536	12,363	24,362	191,261	(191,261)	—

Total	1,846,666	9,757,871	1,567,913	346,910	13,519,360	(191,261)	13,328,099

Segment profit (loss)	¥192,154	¥279,756	¥202,574	¥(3,881)	¥670,603	¥—	¥670,603

Share of profit of investments accounted for using the equity method	¥29,234	¥66,512	¥—	¥351	¥96,097	¥—	¥96,097
Segment assets	1,489,703	7,653,645	9,318,545	334,858	18,796,751	(370,914)	18,425,837
Investments accounted for using the equity method	99,816	510,653	—	4,506	614,975	—	614,975
Depreciation and amortization	70,881	525,522	484,526	12,061	1,092,990	—	1,092,990
Capital expenditures	87,762	791,626	1,685,245	14,588	2,579,221	—	2,579,221
Impairment losses on non-financial assets	267	13,278	4,077	229	17,851	—	17,851
Provision for credit and lease residual losses on receivables from financial services	—	—	19,328	—	19,328	—	19,328

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of April 1, 2013 and March 31, 2014 and 2015 amounted to ¥298,601 million, ¥299,742 million and ¥345,266 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.
5.	Provisions for product warranties issued for the years ended March 31, 2014 and 2015 are ¥168,994 million and ¥295,035 million, respectively. These are mainly included in Automobile business.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2014 and 2015 is as follows:

	Yen (millions)
	2014	2015
Motorcycles and relevant parts	¥1,608,924	¥1,746,284
All-terrain vehicles (ATVs) and relevant parts	80,304	100,382
Automobiles and relevant parts	9,773,467	10,295,898
Financial services	731,332	862,987
Power products and relevant parts	251,242	263,232
Others	60,822	59,316

Total	¥12,506,091	¥13,328,099

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments and deferred tax assets based on the location of the Company and its subsidiaries as of April 1, 2013 and as of and for the years ended March 31, 2014 and 2015 are as follows:

As of April 1, 2013

	Yen (millions)
	Japan	United States	Other Countries	Total
Non-current assets other than financial instruments and deferred tax assets	¥1,841,800	¥2,427,396	¥898,621	¥5,167,817
As of and for the year ended March 31, 2014
	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,236,303	¥5,530,567	¥4,739,221	¥12,506,091
Non-current assets other than financial instruments and deferred tax assets	¥2,022,425	¥2,843,021	¥1,194,875	¥6,060,321
As of and for the year ended March 31, 2015
	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,137,844	¥6,102,633	¥5,087,622	¥13,328,099
Non-current assets other than financial instruments and deferred tax assets	¥2,279,156	¥3,640,230	¥1,522,034	¥7,441,420

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,236,303	¥6,189,386	¥683,680	¥2,395,533	¥1,001,189	¥12,506,091	¥—	¥12,506,091
Inter-geographic areas	1,977,455	373,003	97,877	494,885	11,275	2,954,495	(2,954,495)	—

Total	4,213,758	6,562,389	781,557	2,890,418	1,012,464	15,460,586	(2,954,495)	12,506,091

Operating profit (loss)	¥245,828	¥335,682	¥(33,890)	¥232,023	¥38,087	¥817,730	¥6,134	¥823,864

Assets	¥3,914,471	¥8,768,285	¥708,540	¥2,000,923	¥775,069	¥16,167,288	¥(118,850)	¥16,048,438
Non-current assets other than financial instruments and deferred tax assets	¥2,022,425	¥3,103,055	¥124,045	¥613,576	¥197,220	¥6,060,321	¥—	¥6,060,321

As of and for the year ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,137,844	¥6,870,388	¥656,195	¥2,716,529	¥947,143	¥13,328,099	¥—	¥13,328,099
Inter-geographic areas	1,793,123	330,475	67,729	612,015	3,199	2,806,541	(2,806,541)	—

Total	3,930,967	7,200,863	723,924	3,328,544	950,342	16,134,640	(2,806,541)	13,328,099

Operating profit (loss)	¥210,171	¥181,525	¥(22,615)	¥278,855	¥40,167	¥688,103	¥(17,500)	¥670,603

Assets	¥4,231,472	¥10,454,542	¥667,945	¥2,526,914	¥677,831	¥18,558,704	¥(132,867)	¥18,425,837
Non-current assets other than financial instruments and deferred tax assets	¥2,279,156	¥4,084,678	¥120,217	¥760,642	¥196,727	¥7,441,420	¥—	¥7,441,420

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.
3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.
4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2014 and 2015 amounted to ¥299,742 million and ¥345,266 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Cash and Cash Equivalents

Cash and cash equivalents as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Cash and deposits	¥932,418	¥935,880	¥1,091,179
Cash equivalents	338,194	257,704	380,551

Total	¥1,270,612	¥1,193,584	¥1,471,730

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Trade accounts and notes receivable	¥600,006	¥660,858	¥688,256
Other	82,440	83,273	137,792
Allowance for doubtful accounts	(7,136)	(7,260)	(5,367)

Total	¥675,310	¥736,871	¥820,681

The changes in the allowance for doubtful trade receivables for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Balance at beginning of year	¥7,136	¥7,260

Provision	¥528	¥58
Charge-offs	(782)	(1,589)
Exchange differences on translating foreign operations	378	(362)

Balance at end of year	¥7,260	¥5,367

(7) Receivables from Financial Services

The finance subsidiaries of the Company provide various financial services to customers and dealers in order to support the sale of our products. These receivables from financial services are categorized as follows:

Consumer finance receivables:

Retail receivables primarily consist of receivables from installment contracts with customers.

Finance lease receivables primarily consist of receivables from non-cancelable auto leases with customers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Dealer finance receivables:

Wholesale receivables primarily consist of financing receivables from dealers for the purchase of inventories and dealer loans.

Receivables from financial services are classified into financial assets measured at amortized cost.

Receivables from financial services as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Consumer finance receivables:
Retail	¥3,797,570	¥4,563,700	¥4,901,918
Finance lease	365,448	330,087	260,543
Dealer finance receivables:
Wholesale	434,013	496,899	556,735

Subtotal	¥4,597,031	¥5,390,686	¥5,719,196

Allowance for credit losses	¥(20,594)	¥(25,200)	¥(25,038)
Allowance for losses on lease residual values	(1,653)	(698)	(1,116)
Unearned interest income and fees	(15,399)	(13,566)	(9,437)

Total	¥4,559,385	¥5,351,222	¥5,683,605

Current assets	¥1,684,909	¥1,935,142	¥2,098,951
Non-current assets	2,874,476	3,416,080	3,584,654

Total	¥4,559,385	¥5,351,222	¥5,683,605

Finance lease receivables

The gross investment in the lease and the present value of minimum lease payments receivable as of March 31, 2014 and 2015 are as follows:

	Yen (millions)
As of March 31, 2014	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥98,574	¥231,442	¥71	¥330,087
Unearned interest income and fees	(2,304)	(11,258)	(4)	(13,566)
Unguaranteed residual values	(7,924)	(36,640)	—	(44,564)

Present value of minimum lease payments receivable	¥88,346	¥183,544	¥67	¥271,957

	Yen (millions)
As of March 31, 2015	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥94,264	¥166,142	¥137	¥260,543
Unearned interest income and fees	(2,130)	(7,303)	(4)	(9,437)
Unguaranteed residual values	(8,653)	(27,158)	—	(35,811)

Present value of minimum lease payments receivable	¥83,481	¥131,681	¥133	¥215,295

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	Retail	Finance lease	Wholesale	Total
Balance as of April 1, 2013	¥18,528	¥788	¥1,278	¥20,594

Provision	¥18,688	¥311	¥1,165	¥20,164
Charge-offs	(25,610)	(574)	(112)	(26,296)
Recoveries	9,681	94	11	9,786
Exchange differences on translating foreign operations	683	17	252	952

Balance as of March 31, 2014	¥21,970	¥636	¥2,594	¥25,200

Provision	¥18,213	¥349	¥(202)	¥18,360
Charge-offs	(26,673)	(620)	(385)	(27,678)
Recoveries	9,101	131	27	9,259
Exchange differences on translating foreign operations	38	3	(144)	(103)

Balance as of March 31, 2015	¥22,649	¥499	¥1,890	¥25,038

For more information on allowance for credit losses, see note 25.

(8) Other Financial Assets

Other financial assets as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥109,954	¥97,572	¥97,222
Debt securities	16,850	34,719	18,231
Guaranty deposits	20,210	18,756	17,652
Restricted cash	28,962	29,223	33,377
Other	9,109	10,656	10,067
Allowance for doubtful accounts	(22,363)	(21,932)	(12,061)
Financial assets measured at fair value through other comprehensive income:
Equity securities	131,489	153,321	184,883
Financial assets measured at fair value through profit or loss:
Derivatives	37,252	30,278	34,598
Debt securities	11,739	47,225	59,318

Total	¥343,202	¥399,818	¥443,287

Current assets	¥83,623	¥102,020	¥92,708
Non-current assets	259,579	297,798	350,579

Total	¥343,202	¥399,818	¥443,287

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in the allowance for doubtful accounts for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Balance at beginning of year	¥22,363	¥21,932

Provision	¥237	¥773
Charge-offs	(680)	(10,713)
Exchange differences on translating foreign operations	12	69

Balance at end of year	¥21,932	¥12,061

Major securities included in financial assets measured at fair value through other comprehensive income as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

As of April 1, 2013

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥27,181
Stanley Electric Co., Ltd.	15,303
Mitsubishi UFJ Financial Group, Inc.	8,092
Oriental Holdings Berhad	7,439
Daido Steel Co., Ltd.	6,683
Shindengen Electric Manufacturing Co., Ltd.	4,957

As of March 31, 2014

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥30,904
Stanley Electric Co., Ltd.	21,158
Mitsubishi UFJ Financial Group, Inc.	8,223
Daido Steel Co., Ltd.	6,735
NIPPON SEIKI CO., LTD.	6,613
Shindengen Electric Manufacturing Co., Ltd.	6,093

As of March 31, 2015

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥43,075
Stanley Electric Co., Ltd.	25,092
Mitsubishi UFJ Financial Group, Inc.	10,785
NIPPON SEIKI CO., LTD.	8,887
Shindengen Electric Manufacturing Co., Ltd.	8,017
Daido Steel Co., Ltd.	7,022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9) Inventories

Inventories as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Finished goods	¥740,270	¥797,201	¥862,761
Work in process	51,744	67,248	84,724
Raw materials	422,735	470,326	550,827

Total	¥1,214,749	¥1,334,775	¥1,498,312

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of April 1, 2013 and March 31, 2014 and 2015 is as follows:

	Yen (millions)
	2013	2014	2015
Investments accounted for using the equity method:
Affiliates	¥288,786	¥327,603	¥363,286
Joint ventures	194,667	224,478	251,689

Total	¥483,453	¥552,081	¥614,975

Honda’s equity of undistributed earnings:
Affiliates	¥206,114	¥232,009	¥231,406
Joint ventures	122,435	138,048	128,813

Total	¥328,549	¥370,057	¥360,219

For the year ended March 31, 2015, the Company recognized impairment losses of ¥22,244 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statement of income and mainly included in the automobile business segment.

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Profit for the year:
Affiliates	¥26,261	¥8,650
Joint ventures	104,655	87,447

Total	¥130,916	¥96,097

Other comprehensive income:
Affiliates	¥20,370	¥21,597
Joint ventures	13,544	35,045

Total	¥33,914	¥56,642

Comprehensive income for the year:
Affiliates	¥46,631	¥30,247
Joint ventures	118,199	122,492

Total	¥164,830	¥152,739

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates and joint ventures as of April 1, 2013 and as of and for the years ended March 31, 2014 and 2015 is as follows:

(Affiliates)

	Yen (millions)
As of April 1, 2013	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥72,854	¥848,324	¥3,837	¥925,015
Non-current assets	51,280	884,690	7,891	943,861

Total assets	124,134	1,733,014	11,728	1,868,876

Current liabilities	50,995	590,561	1,548	643,104
Non-current liabilities	6,062	208,564	1,549	216,175

Total liabilities	57,057	799,125	3,097	859,279

Total equity	¥67,077	¥933,889	¥8,631	¥1,009,597

	Yen (millions)
As of and for the year ended March 31, 2014	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥76,126	¥892,886	¥7,286	¥976,298
Non-current assets	52,598	991,838	5,885	1,050,321

Total assets	128,724	1,884,724	13,171	2,026,619

Current liabilities	46,900	598,759	1,933	647,592
Non-current liabilities	5,280	205,677	1,323	212,280

Total liabilities	52,180	804,436	3,256	859,872

Total equity	¥76,544	¥1,080,288	¥9,915	¥1,166,747

Sales revenue	¥207,592	¥2,461,301	¥5,119	¥2,674,012
Profit for the year	14,176	82,927	773	97,876

	Yen (millions)
As of and for the year ended March 31, 2015	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥90,803	¥989,022	¥6,448	¥1,086,273
Non-current assets	57,845	1,137,861	20,242	1,215,948

Total assets	148,648	2,126,883	26,690	2,302,221

Current liabilities	48,906	621,994	2,469	673,369
Non-current liabilities	6,692	266,233	1,556	274,481

Total liabilities	55,598	888,227	4,025	947,850

Total equity	¥93,050	¥1,238,656	¥22,665	¥1,354,371

Sales revenue	¥220,578	¥2,626,191	¥6,198	¥2,852,967
Profit for the year	12,886	108,717	929	122,532

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Joint ventures)

	Yen (millions)
As of April 1, 2013	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥164,081	¥592,120	¥21	¥756,222
Non-current assets	69,658	201,858	187	271,703

Total assets	233,739	793,978	208	1,027,925

Current liabilities	138,500	498,114	27	636,641
Non-current liabilities	7,474	11,621	161	19,256

Total liabilities	145,974	509,735	188	655,897

Total equity	¥87,765	¥284,243	¥20	¥372,028

	Yen (millions)
As of and for the year ended March 31, 2014	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥187,861	¥796,894	¥21	¥984,776
Non-current assets	86,021	234,287	186	320,494

Total assets	273,882	1,031,181	207	1,305,270

Current liabilities	160,779	682,072	27	842,878
Non-current liabilities	7,929	13,803	159	21,891

Total liabilities	168,708	695,875	186	864,769

Total equity	¥105,174	¥335,306	¥21	¥440,501

Sales revenue	¥682,447	¥2,171,805	¥19	¥2,854,271
Profit for the year	53,152	176,270	1	229,423

	Yen (millions)
As of and for the year ended March 31, 2015	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥202,502	¥894,363	¥1,858	¥1,098,723
Non-current assets	112,988	303,854	598	417,440

Total assets	315,490	1,198,217	2,456	1,516,163

Current liabilities	181,627	801,107	611	983,345
Non-current liabilities	8,415	27,693	1,207	37,315

Total liabilities	190,042	828,800	1,818	1,020,660

Total equity	¥125,448	¥369,417	¥638	¥495,503

Sales revenue	¥732,433	¥2,210,540	¥1,986	¥2,944,959
Profit for the year	49,861	126,420	(55)	176,226

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2014 and 2015 are as follows:

(Cost)

Yen (millions)
Equipment on operating leases
Balance as of April 1, 2013	¥2,440,391

Additions	¥1,210,679
Sales or disposal	(897,849)
Exchange differences on translating foreign operations	214,868
Other	—

Balance as of March 31, 2014	¥2,968,089

Additions	¥1,681,178
Sales or disposal	(1,040,535)
Exchange differences on translating foreign operations	449,649
Other	—

Balance as of March 31, 2015	¥4,058,381

(Accumulated depreciation and impairment losses)

Yen (millions)
Equipment on operating leases
Balance as of April 1, 2013	¥(437,038)

Depreciation	¥(381,839)
Sales or disposal	320,917
Exchange differences on translating foreign operations	(39,418)
Other	(3,304)

Balance as of March 31, 2014	¥(540,682)

Depreciation	¥(481,535)
Sales or disposal	380,134
Exchange differences on translating foreign operations	(76,854)
Other	(4,077)

Balance as of March 31, 2015	¥(723,014)

(Carrying amount)

Yen (millions)
Equipment on operating leases
Balance as of April 1, 2013	¥2,003,353
Balance as of March 31, 2014	2,427,407
Balance as of March 31, 2015	3,335,367

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future minimum lease payments)

Future minimum lease payments expected to be received under non-cancelable operating leases as of March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2014	2015
Within 1 year	¥416,085	¥568,425
Between 1 and 5 years	441,105	659,634
Later than 5 years	—	—

Total	¥857,190	¥1,228,059

Future minimum lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2014 and 2015 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2013	¥509,942	¥1,738,151	¥3,857,503	¥298,685	¥6,404,281

Additions	¥6,611	¥38,750	¥167,225	¥590,645	¥803,231
Reclassification	13,458	166,167	429,966	(609,591)	—
Sales or disposal	(2,756)	(21,008)	(190,176)	—	(213,940)
Exchange differences on translating foreign operations	5,474	50,064	174,247	5,901	235,686
Other	(1,694)	(2,434)	(26,044)	(7,785)	(37,957)

Balance as of March 31, 2014	¥531,035	¥1,969,690	¥4,412,721	¥277,855	¥7,191,301

Additions	¥7,413	¥14,157	¥169,446	¥512,904	¥703,920
Reclassification	7,976	85,340	360,032	(453,348)	—
Sales or disposal	(5,134)	(26,709)	(254,436)	—	(286,279)
Exchange differences on translating foreign operations	9,144	92,520	323,661	31,759	457,084
Other	(24)	(379)	478	(4,740)	(4,665)

Balance as of March 31, 2015	¥550,410	¥2,134,619	¥5,011,902	¥364,430	¥8,061,361

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2013	¥(875)	¥(985,058)	¥(2,980,177)	¥(64)	¥(3,966,174)

Depreciation	¥—	¥(58,725)	¥(360,297)	¥—	¥(419,022)
Sales or disposal	264	13,761	166,385	—	180,410
Impairment losses	(707)	(2,539)	(11,000)	(543)	(14,789)
Exchange differences on translating foreign operations	(57)	(28,378)	(133,975)	(35)	(162,445)
Other	(1,670)	1,778	12,660	(507)	12,261

Balance as of March 31, 2014	¥(3,045)	¥(1,059,161)	¥(3,306,404)	¥(1,149)	¥(4,369,759)

Depreciation	¥—	¥(64,337)	¥(386,715)	¥—	¥(451,052)
Sales or disposal	540	23,061	215,845	—	239,446
Impairment losses	(1,339)	(5,050)	(5,873)	(1,372)	(13,634)
Exchange differences on translating foreign operations	(152)	(42,651)	(235,214)	(5)	(278,022)
Other	484	(1,523)	2,210	—	1,171

Balance as of March 31, 2015	¥(3,512)	¥(1,149,661)	¥(3,716,151)	¥(2,526)	¥(4,871,850)

(Carrying amount)
	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2013	¥509,067	¥753,093	¥877,326	¥298,621	¥2,438,107
Balance as of March 31, 2014	527,990	910,529	1,106,317	276,706	2,821,542
Balance as of March 31, 2015	546,898	984,958	1,295,751	361,904	3,189,511

For commitments for purchases of property, plant and equipment, see note 28.

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2014 and 2015 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2013	¥832,466	¥213,453	¥43,062	¥1,088,981

Additions	¥—	¥26,913	¥3,166	¥30,079
Internally developed	153,043	28,884	—	181,927
Sales or disposal	(202,988)	(42,885)	(1,160)	(247,033)
Exchange differences on translating foreign operations	—	10,723	3,108	13,831
Other	652	12,528	(5,113)	8,067

Balance as of March 31, 2014	¥783,173	¥249,616	¥43,063	¥1,075,852

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Additions	¥—	¥21,884	¥1,683	¥23,567
Internally developed	188,107	32,894	—	221,001
Sales or disposal	(105,539)	(3,686)	(618)	(109,843)
Exchange differences on translating foreign operations	77	13,666	2,339	16,082
Other	(1,216)	4,520	(7,220)	(3,916)

Balance as of March 31, 2015	¥864,602	¥318,894	¥39,247	¥1,222,743

(Accumulated amortization and impairment losses)
	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2013	¥(335,369)	¥(131,863)	¥(14,612)	¥(481,844)

Amortization	¥(125,717)	¥(27,449)	¥(1,972)	¥(155,138)
Sales or disposal	202,988	40,119	323	243,430
Exchange differences on translating foreign operations	—	(8,231)	(859)	(9,090)
Other	(357)	(2,890)	(180)	(3,427)

Balance as of March 31, 2014	¥(258,455)	¥(130,314)	¥(17,300)	¥(406,069)

Amortization	¥(123,938)	¥(35,009)	¥(1,456)	¥(160,403)
Sales or disposal	105,539	2,138	514	108,191
Exchange differences on translating foreign operations	—	(10,050)	(1,040)	(11,090)
Other	44	(249)	6,368	6,163

Balance as of March 31, 2015	¥(276,810)	¥(173,484)	¥(12,914)	¥(463,208)

(Carrying amount)
	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2013	¥497,097	¥81,590	¥28,450	¥607,137
Balance as of March 31, 2014	524,718	119,302	25,763	669,783
Balance as of March 31, 2015	587,792	145,410	26,333	759,535

Amortization of capitalized development costs is included in research and development and amortization of other intangible assets is included in cost of sales, selling, general and administrative and research and development in the consolidated statements of income.

For commitments for purchases of intangible assets, see note 28.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Trade accounts and notes payable	¥812,435	¥905,455	¥999,586
Other	163,630	173,863	158,152

Total	¥976,065	¥1,079,318	¥1,157,738

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Current:
Commercial paper	¥693,044	¥645,183	¥809,814
Loans	353,555	368,810	387,511
Medium-term notes	159,963	231,519	333,369
Asset-backed securities	37,448	60,877	54,780

Subtotal	¥1,244,010	¥1,306,389	¥1,585,474

Reclassification from non-current liabilities (Current portion)	¥942,438	¥1,316,047	¥1,248,089

Total	¥2,186,448	¥2,622,436	¥2,833,563

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	2013	2014	2015
Weighted average interest rate	0.86%	1.14%	0.77%

Financing liabilities presented in non-current liabilities as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Non-current:
Loans	¥1,057,729	¥1,251,126	¥1,471,613
Medium-term notes	1,575,024	2,023,967	2,322,930
Corporate bonds	339,466	449,289	499,307
Asset-backed securities	681,020	816,177	880,515

Subtotal	¥3,653,239	¥4,540,559	¥5,174,365

Reclassification to current liabilities (Current portion)	¥(942,438)	¥(1,316,047)	¥(1,248,089)

Total	¥2,710,801	¥3,224,512	¥3,926,276

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	2013	2014	2015
Loans	Interest rate: 0.37% - 13.96% Due: 2013 - 2031	Interest rate: 0.45% - 12.50% Due: 2014 - 2031	Interest rate: 0.20% - 25.00% Due: 2015 - 2031
Medium-term notes	Interest rate: 0.38% - 5.03% Due: 2013 - 2023	Interest rate: 0.22% - 7.63% Due: 2014 - 2023	Interest rate: 0.15% - 7.63% Due: 2015 - 2023
Corporate bonds	Interest rate: 0.27% - 1.31% Due: 2013 - 2020	Interest rate: 0.25% - 1.05% Due: 2014 - 2021	Interest rate: 0.25% - 0.59% Due: 2015 - 2021
Asset-backed securities	Interest rate: 0.20% - 1.98% Due: 2013 - 2016	Interest rate: 0.41% - 1.52% Due: 2014 - 2019	Interest rate: 0.33% - 1.46% Due: 2015 - 2020

(Pledged assets)

Pledged assets for financing liabilities as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Trade receivables	¥15,314	¥20,749	¥19,259
Receivables from financial services	724,399	883,776	946,891
Inventories	11,154	12,908	12,631
Property, plant and equipment	10,989	65,559	76,009

Total	¥761,856	¥982,992	¥1,054,790

Receivables from financial services are pledged as collateral for liabilities related to asset-backed securities transactions. Other items are mainly pledged as collateral for secured bank loans.

As is customary in Japan, bank loans are extended under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

(16) Other Financial Liabilities

Other financial liabilities as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2013	2014	2015
Financial liabilities measured at amortized cost:
Lease obligations	¥45,082	¥91,920	¥82,099
Other	39,738	34,904	41,235
Financial liabilities measured at fair value through profit or loss:
Derivatives	91,831	24,664	47,528

Total	¥176,651	¥151,488	¥170,862

Current liabilities	¥130,138	¥78,495	¥109,715
Non-current liabilities	46,513	72,993	61,147

Total	¥176,651	¥151,488	¥170,862

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Provisions

The components of and changes in provisions for the year ended March 31 2015 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2014	¥274,231	¥51,247	¥325,478

Provision	¥295,035	¥19,958	¥314,993
Charge-offs	(156,787)	(12,557)	(169,344)
Reversal	(12,171)	(3,993)	(16,164)
Exchange differences on translating foreign operations	21,215	228	21,443
Other	—	536	536

Balance as of March 31, 2015	¥421,523	¥55,419	¥476,942

Current liabilities and non-current liabilities of provisions as of March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Current liabilities	¥185,375	¥294,281
Non-current liabilities	140,103	182,661

Total	¥325,478	¥476,942

Explanatory note:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are used for expenditures based on the demand from customers and dealers. Expected reimbursement related to product warranties from third party suppliers is ¥24,049 million as of March 31, 2015.

(18) Employee Benefits

(a) Post-employment Benefits

Honda has various pension plans covering substantially all of their employees in Japan and certain employees in foreign countries. The Company and its Japanese subsidiaries provide plans similar to a cash balance pension plans or other defined benefit pension plans in accordance with the Defined-Benefit Corporate Pension Act of Japan. The Company and some of its subsidiaries have retirement benefit plans as well as lump-sum retirement benefit plans, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors.

The Company’s pension plans are administered by the Honda Pension Fund (the Fund) which is legally independent of the Company. The Director of the Fund has the fiduciary duty to comply with laws, the directives

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

by the Minister of Health, Labour and Welfare, and the Director-Generals of Regional Bureaus of Health and Welfare made pursuant to those laws, and the by-laws of the Fund and the decisions made by the Board of Representatives of the Fund. The Company is required to make contributions to the Fund and obligated to make contributions in the amount stipulated by the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

In September 2013, certain consolidated subsidiaries in North America amended their defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on and after January 1, 2014.

This plan amendment resulted in a reduction of the defined benefit obligation and recognition of the past service cost in a credit to profit or loss at the date of the plan amendment for the consolidated subsidiaries. Due to this plan amendment, Honda recognized ¥62,493 million of past service cost in a credit to profit or loss, of which ¥43,563 million is included in cost of sales and ¥18,930 million is included in selling, general and administrative expense in the consolidated statement of income for the year ended March 31, 2014. Defined benefit obligation and plan asset of defined benefit pension plan have also been remeasured.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014		2015
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,283,216	¥682,531	¥1,288,360	¥686,885
Current service cost	33,701	27,050	31,780	17,709
Past service cost	(5,275)	(58,758)	(8,377)	—
Interest cost	18,893	32,676	19,026	32,696
Plan participants’ contributions	—	13	—	34
Remeasurements:
Changes in demographic assumptions	(583)	2,244	(3,484)	21,002
Changes in financial assumptions	—	(23,234)	97,640	124,455
Other	5,771	338	956	4,041
Benefits paid	(47,363)	(39,280)	(50,446)	(32,836)
Exchange differences on translating foreign operations	—	63,305	—	93,444

Balance at end of year	1,288,360	686,885	1,375,455	947,430

Fair value of plan assets:
Balance at beginning of year	918,518	541,453	1,012,039	654,631
Interest income	13,944	26,506	15,211	31,486
Actual return on plan assets, excluding interest income	57,360	40,988	111,270	32,612
Employer contributions	69,580	33,355	54,441	31,763
Plan participants’ contributions	—	13	—	34
Benefits paid	(47,363)	(39,280)	(50,446)	(32,836)
Exchange differences on translating foreign operations	—	51,596	—	80,784

Balance at end of year	1,012,039	654,631	1,142,515	798,474

Effects of asset ceiling	—	8,495	—	—

Net defined benefit liabilities	¥276,321	¥40,749	¥232,940	¥148,956

2) Fair value of plan assets

Honda’s investment policies for the Japanese and foreign pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified Japanese and foreign individual equity and debt securities using target asset allocations, consistent with accepted tolerance for risks. Honda sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the investment environment of plan assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Japanese and foreign pension plan assets by asset category as of April 1, 2013 and March 31, 2014 and 2015 is as follows:

As of April 1, 2013

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥25,534	¥—	¥25,534	¥6,156	¥—	¥6,156
Equity securities:
Japan	32,848	—	32,848	9,326	—	9,326
United States	133,190	—	133,190	88,044	—	88,044
Other	146,726	263	146,989	59,740	—	59,740
Debt securities:
Japan	75,518	—	75,518	—	—	—
United States	1,163	77,525	78,688	1,175	57,652	58,827
Other	21,089	146,097	167,186	1,693	36,774	38,467
Group annuity insurance:
General accounts	—	21,042	21,042	—	—	—
Separate accounts	—	10,773	10,773	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	26,938	26,938
Private equity funds	—	—	—	—	22,875	22,875
Hedge funds	—	85,391	85,391	—	28,561	28,561
Commingled and other mutual funds	2,033	136,832	138,865	309	186,852	187,161
Other	81	2,413	2,494	742	14,616	15,358

Total	¥438,182	¥480,336	¥918,518	¥167,185	¥374,268	¥541,453

As of March 31, 2014
	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥20,438	¥—	¥20,438	¥6,568	¥—	¥6,568
Equity securities:
Japan	28,770	—	28,770	10,365	—	10,365
United States	156,827	—	156,827	118,106	—	118,106
Other	164,004	256	164,260	72,417	3,513	75,930
Debt securities:
Japan	68,997	—	68,997	—	—	—
United States	3,179	83,833	87,012	1,977	66,954	68,931
Other	192,279	25,573	217,852	2,193	48,962	51,155
Group annuity insurance:
General accounts	—	23,688	23,688	—	—	—
Separate accounts	—	11,625	11,625	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	35,775	35,775
Private equity funds	—	—	—	—	33,076	33,076
Hedge funds	—	95,860	95,860	—	35,615	35,615
Commingled and other mutual funds	1,559	138,364	139,923	—	200,912	200,912
Other	16	(3,229)	(3,213)	(238)	18,436	18,198

Total	¥636,069	¥375,970	¥1,012,039	¥211,388	¥443,243	¥654,631

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2015

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥11,449	¥—	¥11,449	¥5,297	¥—	¥5,297
Equity securities:
Japan	33,962	—	33,962	17,972	—	17,972
United States	184,908	—	184,908	104,415	—	104,415
Other	214,834	1,096	215,930	105,665	4,256	109,921
Debt securities:
Japan	73,232	—	73,232	—	77	77
United States	3,507	113,318	116,825	—	110,604	110,604
Other	212,424	13,578	226,002	—	61,802	61,802
Group annuity insurance:
General accounts	—	25,044	25,044	—	—	—
Separate accounts	—	14,053	14,053	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	42,889	42,889
Private equity funds	—	—	—	—	50,730	50,730
Hedge funds	—	117,356	117,356	—	42,010	42,010
Commingled and other mutual funds	1,388	112,383	113,771	5,834	229,433	235,267
Other	(13)	9,996	9,983	836	16,654	17,490

Total	¥735,691	¥406,824	¥1,142,515	¥240,019	¥558,455	¥798,474

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	2013		2014		2015
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	1.5%	4.5 - 4.7%	1.5%	4.6 - 4.7%	1.0%	3.4 - 3.9%
Rate of salary increase	2.2%	2.5 - 4.1%	2.2%	2.5 - 3.9%	2.1%	2.5 - 3.6%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2014 and 2015 are as follows:

Yen (millions)
	2014		2015
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥100,777 increase	¥70,825 increase	¥110,012 increase	¥99,873 increase
0.5% increase	¥89,656 decrease	¥60,832 decrease	¥97,640 decrease	¥85,980 decrease

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2014 and 2015, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

5) Cash flows

The amount of contributions to plan assets made by the Company and certain of its consolidated subsidiaries are determined based on various factors such as the level of salary and service years of employees, status of plan asset reserve, and actuarial calculations. In accordance with the provisions of the Defined Benefit Corporate Pension Act, the Honda Pension Fund also recalculates the amount of contributions every five years at the end of the reporting period as a base date, in an effort to ensure balanced finances in the future. The Company and certain of its consolidated subsidiaries may make contributions of a necessary amount if the amount of reserve falls below the minimum base amount.

The Company and certain of its consolidated subsidiaries expect to contribute ¥54,292 million to its Japanese pension plans and ¥22,889 million to its foreign pension plans in the year ending March 31, 2016.

The weighted average duration of defined benefit obligations as of March 31, 2014 and 2015 are as follows:

	2014		2015
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	15 years	19 years	15 years	19 years

Certain of the Company’s subsidiaries in North America provide mainly health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and result of operations.

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Personnel expenses	¥1,310,624	¥1,451,506

Personnel expenses include salaries, bonuses, social security expenses and expenses relating to post-employment benefits.

(19) Equity

(a) Management of Capital

Honda makes investments in capital and research and development to improve corporate value through growth on a global basis. In order to meet these funding needs, Honda makes capital management through consideration of the balance between financing liabilities and equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financing liabilities and equity of Honda as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Financing liabilities	¥4,897,249	¥5,846,948	¥6,759,839
Equity	5,728,305	6,558,928	7,382,821

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2014 and 2015 are as follows:

	Shares
	2014	2015
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430
Changes during the year	—	—
Balance at end of year	1,811,428,430	1,811,428,430

All of the issued shares as of April 1, 2013 and March 31, 2014 and 2015 have been paid in full.

(c) Capital Surplus and Retained Earnings

Capital surplus consists of surplus that is derived from equity transactions and not recorded in common stock, and its primary component is capital reserves. The Companies Act of Japan provides that no less than 50% of the paid-in amount or proceeds of issuance of shares shall be incorporated in common stock, and that the remaining shall be incorporated in capital reserves. Capital reserves may be incorporated in common stock upon approval of the General Meeting of Shareholders.

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act of Japan provides that earnings in an amount equal to 10% of cash dividends from retained earnings shall be appropriated as a capital reserve or a legal reserve on the date of distribution of retained earnings until an aggregated amount of capital reserve and legal reserve equals 25% of common stock. Legal reserves may be used upon approval of the General Meeting of Shareholders. Certain foreign consolidated subsidiaries are also required to appropriate their earnings under the laws of respective countries.

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of April 1, 2013 and March 31, 2014 and 2015 is as follows:

	Shares
	2013	2014	2015
Common shares	9,131,140	9,137,234	9,141,504

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under the Companies Act of Japan, the number of shares and total value of treasury stock acquisition may be determined, upon approval of the General Meeting of Shareholders, within the amount available for distribution. Furthermore, treasury stock may be acquired through market transactions or tender offers in accordance with the articles of incorporation within the conditions set forth in the Companies Act, upon approval of the Board of Directors.

(e) Other Components of Equity

The changes in the components of accumulated other components of equity for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2013	¥—	¥42,017	¥—	¥42,017

Adjustment during the year	¥87,923	¥16,126	¥215,954	¥320,003
Reclassification to retained earnings	(87,923)	(738)	—	(88,661)

Balance as of March 31, 2014	¥—	¥57,405	¥215,954	¥273,359

Adjustment during the year	¥(101,467)	¥24,906	¥498,835	¥422,274
Reclassification to retained earnings	101,467	(3,066)	—	98,401

Balance as of March 31, 2015	¥—	¥79,245	¥714,789	¥794,034

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2014 and 2015 are as follows:

For the year ended March 31, 2014

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥127,331	¥(44,039)	¥83,292

Net changes	127,331	(44,039)	83,292

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	20,586	(7,005)	13,581

Net changes	20,586	(7,005)	13,581

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	6,845	10	6,855

Net changes	6,845	10	6,855

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations:
Amount incurred during the year	194,166	(249)	193,917
Reclassification to profit or loss	(657)	249	(408)

Net changes	193,509	—	193,509

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	28,013	(953)	27,060
Reclassification to profit or loss	(1)	—	(1)

Net changes	28,012	(953)	27,059

Total other comprehensive income	¥376,283	¥(51,987)	¥324,296

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2015

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥(130,187)	¥28,901	¥(101,286)

Net changes	(130,187)	28,901	(101,286)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	32,369	(8,362)	24,007

Net changes	32,369	(8,362)	24,007

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(428)	(286)	(714)

Net changes	(428)	(286)	(714)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations:
Amount incurred during the year	465,719	(1)	465,718
Reclassification to profit or loss	57	1	58

Net changes	465,776	—	465,776

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	59,859	(2,503)	57,356
Reclassification to profit or loss	—	—	—

Net changes	59,859	(2,503)	57,356

Total other comprehensive income	¥427,389	¥17,750	¥445,139

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Remeasurements of defined benefit plans	¥(356)	¥(1,485)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	35	53
Exchange differences on translating foreign operations	4,614	24,297

Total	¥4,293	¥22,865

(g) Dividends from Retained Earnings

The Company distributes retained earnings within the available amount calculated in accordance with the Companies Act of Japan. The amount of retained earnings available for distribution is calculated based on the

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

amount of retained earnings recorded in the Company’s non-consolidated accounting records prepared in accordance with accounting principles generally accepted in Japan.

The amounts recognized as dividends of retained earnings for the years ended March 31, 2014 and 2015 are as follows:

1) Dividend payout

For the year ended March 31, 2014

Resolution	The Ordinary General Meeting of Shareholders on June 19, 2013
Type of shares	Common shares
Total amount of dividends (millions of yen)	34,243
Dividend per share (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013

Resolution	The Board of Directors Meeting on July 31, 2013
Type of shares	Common shares
Total amount of dividends (millions of yen)	36,045
Dividend per share (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013

Resolution	The Board of Directors Meeting on October 30, 2013
Type of shares	Common shares
Total amount of dividends (millions of yen)	36,045
Dividend per share (yen)	20.00
Record date	September 30, 2013
Effective date	November 28, 2013

Resolution	The Board of Directors Meeting on January 31, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	36,045
Dividend per share (yen)	20.00
Record date	December 31, 2013
Effective date	February 27, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2015

Resolution	The Ordinary General Meeting of Shareholders on June 13, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2014
Effective date	June 16, 2014

Resolution	The Board of Directors Meeting on July 29, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2014
Effective date	August 25, 2014

Resolution	The Board of Directors Meeting on October 28, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2014
Effective date	November 28, 2014

Resolution	The Board of Directors Meeting on January 30, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2014
Effective date	February 26, 2015

2) Dividends payable of which record date was in the year ended March 31, 2015, effective after the period

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

(20) Sales Revenue

Sales revenue for the years ended March 31, 2014 and 2015 consists of the following:

	Yen (millions)
	2014	2015
Sales of products	¥11,774,759	¥12,465,112
Revenue from financial services	731,332	862,987

Total	¥12,506,091	¥13,328,099

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Research and Development

Research and development costs for the years ended March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2014	2015
Research and development expenditures incurred during the reporting period	¥625,698	¥670,331
Amount capitalized	(153,043)	(188,107)
Amortization of capitalized development costs	125,717	123,938

Total	¥598,372	¥606,162

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2014	2015
Interest income:
Financial assets measured at amortized cost	¥23,684	¥26,024
Financial assets measured at fair value through profit or loss	388	1,013

Total	24,072	27,037

Interest expense:
Financial liabilities measured at amortized cost	(12,803)	(18,194)
Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	3,960	3,417
Financial assets measured at fair value through profit or loss	45	86
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(34,225)	(48,323)
Gains (losses) on foreign exchange	(9,297)	75,413
Other	7,371	101

Total	(32,146)	30,694

Total	¥(20,877)	¥39,537

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2014 and 2015 consist of the following:

	Yen (millions)
	2014			2015
	Japan	Foreign	Total	Japan	Foreign	Total
Profit before income taxes	¥274,255	¥659,648	¥933,903	¥216,757	¥589,480	¥806,237

Income tax expense:
Current taxes	(3,251)	210,774	207,523	13,022	173,702	186,724
Deferred taxes	54,266	6,203	60,469	30,490	27,925	58,415

Total	¥51,015	¥216,977	¥267,992	¥43,512	¥201,627	¥245,139

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The statutory income tax rate in Japan for the years ended March 31, 2014 and 2015 was 37.9% and 35.1%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 38.0%.

The Japanese statutory income tax rate for the years ended March 31, 2014 and 2015 differs from the average effective tax rate for the following reasons:

	2014	2015
Statutory income tax rate*1	37.9%	35.1%
Difference in statutory income tax rates of foreign subsidiaries	(6.4)	(2.6)
Effects of investments accounted for using the equity method	(5.3)	(4.2)
Effects of undistributed earnings	5.1	3.1
Changes in unrecognized deferred tax assets	0.4	3.0
Effects of income and expense not taxable and deductible for tax purpose	(0.1)	0.8
Effects of tax credit	(1.4)	(5.6)
Other adjustments relating to prior years	0.4	(0.4)
Adjustments for the uncertain tax positions on income taxes*2	(3.2)	0.2
Adjustments for the changes in income tax laws	0.4	(0.1)
Other	0.9	1.1

Average effective tax rate	28.7%	30.4%

Explanatory notes:

*1	On March 20, 2014, the National Diet of Japan approved amendments to existing income tax laws and the Special Reconstruction Corporation Tax imposed on companies was abolished for fiscal years beginning on or after April 1, 2014. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on or after April 1, 2014 was changed to approximately 35%. On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan was changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and will be changed to approximately 32% for fiscal years beginning on or after April 1, 2016.

*2	Due to the Company’s remeasurement based on technical merits regarding transfer pricing matters of overseas transactions between the Company and foreign joint ventures, the Company decreased a liability relating to a portion of uncertain tax positions for the year ended March 31, 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Deferred tax assets:
Inventories	¥72,923	¥61,844	¥79,645
Accrued expenses	71,204	71,392	77,419
Provisions	82,557	100,784	144,899
Property, plant and equipment	47,652	47,132	40,587
Intangible assets	23,751	21,772	23,159
Retirement benefit liabilities	215,812	146,569	178,962
Carryforward of unused tax losses	94,128	60,795	41,216
Carryforward of unused tax credit	14,887	28,213	33,297
Other	97,257	111,058	118,043

Total	¥720,171	¥649,559	¥737,227

Deferred tax liabilities:
Property, plant and equipment	¥69,506	¥76,793	¥94,407
Intangible assets	188,655	190,355	192,540
Other financial assets	28,892	35,849	43,484
Finance leases	25,185	27,039	29,131
Operating leases	623,535	695,507	867,718
Undistributed earnings	29,281	33,641	46,688
Other	63,665	57,525	69,600

Total	¥1,028,719	¥1,116,709	¥1,343,568

Net deferred tax assets (liabilities)	¥(308,548)	¥(467,150)	¥(606,341)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Inventories	¥11,186	¥(17,791)
Provisions	(14,593)	(35,054)
Property, plant and equipment	2,939	13,800
Retirement benefit liabilities	32,393	8,075
Operating leases	12,823	50,899
Undistributed earnings	1,628	9,632
Carryforward of unused tax losses	34,455	22,150
Carryforward of unused tax credit	(12,427)	(3,311)
Other	(7,935)	10,015

Total	¥60,469	¥58,415

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of April 1, 2013 and March 31, 2014 and 2015. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Deductible temporary differences	¥153,246	¥213,329	¥281,560
Carryforward of unused tax losses	155,499	171,048	199,204
Carryforward of unused tax credit	3,728	4,478	24,632

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Within 1 year	¥—	¥—	¥—
Between 1 and 5 years	170	2,925	25,571
Between 5 and 20 years	59,152	59,697	56,609
Indefinite periods	96,177	108,426	117,024

Total	¥155,499	¥171,048	¥199,204

The components by expiry of the carryforward of unused tax credits for which deferred tax assets are not recognized as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Within 1 year	¥—	¥—	¥—
Between 1 and 5 years	—	—	15,242
Between 5 and 20 years	3,728	4,478	9,390
Indefinite periods	—	—	—

Total	¥3,728	¥4,478	¥24,632

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of April 1, 2013 and March 31, 2014 and 2015 are ¥3,062,847 million, ¥3,619,309 million and ¥4,164,009 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2014 and 2015 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the years ended March 31, 2014 and 2015.

	2014	2015
Profit for the year attributable to owners of the parent (millions of yen)	¥624,703	¥509,435
Weighted average number of common shares outstanding, basic (shares)	1,802,294,383	1,802,289,321
Basic earnings per share attributable to owners of the parent (yen)	¥346.62	¥282.66

(25) Financial Risk Management

(a) Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables and financing liabilities, and is thus exposed to market risk, credit risk and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

(b) Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand, in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purpose.

1) Foreign currency exchange rate risk

Honda has manufacturing operations throughout the world and exports products and components to various countries. Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations may affect Honda’s profit and the value of the financial instruments it holds.

Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars).

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2014 and 2015 is as follows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2014	2015
Impact on profit before income taxes	¥(565)	¥(895)

2) Interest rate risk

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and receivables from financial services. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Honda’s receivables from financial services primarily use fixed rates. Interest rate swap agreements are mainly used to manage interest rate risk exposure of receivables from financial services and to match finance costs with finance income. Currency swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2014 and 2015 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2014	2015
Impact on profit before income taxes	¥5,381	¥3,781

3) Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities are held for purposes other than trading, and are mainly classified into financial assets measured at fair value through other comprehensive income.

(c) Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet the internally established credit guidelines.

The credit risk is mainly in receivables from financial services. Credit risk of the portfolio of consumer finance receivables can be affected by general economic conditions. Adverse changes such as a rise in unemployment rates can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collaterals. The finance subsidiaries of the Company manage exposures to credit risk in consumer finance receivables by monitoring and adjusting underwriting standards, which affect the level of credit risk that Honda assumes, pricing contracts for expected losses, and focusing collection efforts to minimize losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Credit risk on dealer finance receivables is affected primarily by the financial strength of the dealers within the portfolio, the value of collateral securing the financings, and economic and market factors that could affect the creditworthiness of dealers. The finance subsidiaries of the Company manage exposures to credit risk in dealer finance receivables by performing comprehensive reviews of dealers prior to establishing financing arrangements and continuously monitoring the payment performance and creditworthiness of these dealers.

At the finance subsidiaries of the Company in North America, consumer finance receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Dealer finance receivables are charged off when they have been individually identified as uncollectible. At the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

1) Aging analysis of receivables from financial services

At the finance subsidiaries of the Company in North America, consumer finance receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Dealer finance receivables are considered delinquent when any principal payments are past due. At the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The analysis of the age of receivables from financial services that are past due as of April 1, 2013 and March 31, 2014 and 2015 is as follows:

	Yen (millions)
As of April 1, 2013	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥160,696	¥19,232	¥2,912	¥4,122	¥186,962
Finance lease	2,509	966	161	1,644	5,280
Dealer finance receivables:
Wholesale	10,511	205	67	311	11,094

Total	¥173,716	¥20,403	¥3,140	¥6,077	¥203,336

	Yen (millions)
As of March 31, 2014	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥168,456	¥22,611	¥3,281	¥4,359	¥198,707
Finance lease	3,251	1,106	214	384	4,955
Dealer finance receivables:
Wholesale	13,854	76	250	784	14,964

Total	¥185,561	¥23,793	¥3,745	¥5,527	¥218,626

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2015	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥182,205	¥26,100	¥3,717	¥4,433	¥216,455
Finance lease	3,402	1,039	183	340	4,964
Dealer finance receivables:
Wholesale	17,776	61	39	236	18,112

Total	¥203,383	¥27,200	¥3,939	¥5,009	¥239,531

2) Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts being charged off becomes significantly higher once an account becomes 60 days delinquent. Accordingly, the finance subsidiaries of the Company classify their portfolios of consumer finance receivables into groups the finance subsidiaries of the Company consider to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

A credit quality indicator for dealer finance receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings.

3) Maximum exposure to credit risk

The maximum exposure to credit risk at the end of each reporting period, with the exception of the guarantees stated in note 28 is the carrying amount of Honda’s financial assets.

(d) Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds and securitization of finance receivables. Honda is exposed to the liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. Honda meets its working capital targets primarily through cash generated by business operations and bank loans. Honda funds financial programs for customers and dealers primarily from commercial paper, bank loans, medium-term notes, corporate bonds and securitization of finance receivables.

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Commercial paper	¥518,334	¥727,803	¥730,641
Medium-term notes	1,761,213	1,991,166	2,320,077

Total	¥2,279,547	¥2,718,969	¥3,050,718

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda is authorized to obtain financing at prevailing interest rates under these programs.

Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility may adversely affect liquidity. For this reason, Honda has sufficient committed lines of credit that serve as alternative liquidity for the commercial paper issued regularly to replace debt.

The unused portions of the committed lines of credit extended by financial institutions to Honda as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Commercial paper programs	¥805,610	¥965,066	¥1,166,509
Other	8,451	59,208	63,151

Total	¥814,061	¥1,024,274	¥1,229,660

Borrowings under those committed lines of credit generally are available at the prime interest rate.

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2014 and 2015 are as follows:

	Yen (millions)
As of March 31, 2014	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,079,318	¥1,079,318	¥—	¥—	¥1,079,318
Financing liabilities	5,846,948	2,699,106	3,059,875	305,330	6,064,311
Accrued expenses	356,466	356,466	—	—	356,466
Other financial liabilities	126,824	72,026	43,967	13,620	129,613

Total	¥7,409,556	¥4,206,916	¥3,103,842	¥318,950	¥7,629,708

	Yen (millions)
As of March 31, 2015	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,157,738	¥1,157,738	¥—	¥—	¥1,157,738
Financing liabilities	6,759,839	2,910,762	3,906,753	171,118	6,988,633
Accrued expenses	377,372	377,372	—	—	377,372
Other financial liabilities	123,334	68,198	41,926	15,154	125,278

Total	¥8,418,283	¥4,514,070	¥3,948,679	¥186,272	¥8,649,021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2014 and 2015 are as follows:

	Yen (millions)
As of March 31, 2014	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥14,857	¥9,594	¥2,208	¥26,659

	Yen (millions)
As of March 31, 2015	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥29,581	¥26,547	¥1	¥56,129

(26) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of April 1, 2013 and March 31, 2014 and 2015 consist of the following:

	Yen (millions)
As of April 1, 2013	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥5,100	¥—	¥5,100
Interest rate instruments	—	32,152	—	32,152

Total	—	37,252	—	37,252

Debt securities	584	4,227	6,928	11,739
Financial assets measured at fair value through other comprehensive income:
Equity securities	117,230	—	14,259	131,489

Total	¥117,814	¥41,479	¥21,187	¥180,480

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥77,192	¥—	¥77,192
Interest rate instruments	—	14,639	—	14,639

Total	—	91,831	—	91,831

Total	¥—	¥91,831	¥—	¥91,831

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2014	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥10,464	¥—	¥10,464
Interest rate instruments	—	19,814	—	19,814

Total	—	30,278	—	30,278

Debt securities	5,146	35,080	6,999	47,225
Financial assets measured at fair value through other comprehensive income:
Equity securities	140,165	—	13,156	153,321

Total	¥145,311	¥65,358	¥20,155	¥230,824

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥13,777	¥—	¥13,777
Interest rate instruments	—	10,887	—	10,887

Total	—	24,664	—	24,664

Total	¥—	¥24,664	¥—	¥24,664

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2014.

	Yen (millions)
As of March 31, 2015	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥6,199	¥—	¥6,199
Interest rate instruments	—	28,399	—	28,399

Total	—	34,598	—	34,598

Debt securities	17,665	33,481	8,172	59,318
Financial assets measured at fair value through other comprehensive income:
Equity securities	170,641	—	14,242	184,883

Total	¥188,306	¥68,079	¥22,414	¥278,799

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥33,429	¥—	¥33,429
Interest rate instruments	—	14,099	—	14,099

Total	—	47,528	—	47,528

Total	¥—	¥47,528	¥—	¥47,528

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2015.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
For the year ended March 31, 2014	Debt securities	Equity securities
Balance as of April 1, 2013	¥6,928	¥14,259

Total gains or losses:
Profit or loss	202	—
Other comprehensive income	—	(205)
Purchases	—	452
Sales	(790)	(1,692)
Exchange differences on translating foreign operations	659	342

Balance as of March 31, 2014	¥6,999	¥13,156

Unrealized gains or losses included in profit or loss on assets held at March 31, 2014	¥103	¥—

	Yen (millions)
For the year ended March 31, 2015	Debt securities	Equity securities
Balance as of April 1, 2014	¥6,999	¥13,156

Total gains or losses:
Profit or loss	16	—
Other comprehensive income	—	2,333
Purchases	—	1
Sales	—	(1,353)
Exchange differences on translating foreign operations	1,157	105

Balance as of March 31, 2015	¥8,172	¥14,242

Unrealized gains or losses included in profit or loss on assets held at March 31, 2015	¥16	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2014 and 2015 are included in other, net in finance income and finance costs of the consolidated statements of income.
2.	Gains or losses included in other comprehensive income for the years ended March 31, 2014 and 2015 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income of the consolidated statements of comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013		2014		2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,559,385	¥4,607,236	¥5,351,222	¥5,386,721	¥5,683,605	¥5,714,504
Debt securities	16,850	16,895	34,719	34,736	18,231	18,235
Financing liabilities	4,897,249	4,969,912	5,846,948	5,907,872	6,759,839	6,825,427

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of April 1, 2013 and March 31, 2014 and 2015 is as follows:

	Yen (millions)
As of April 1, 2013	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥37,252	¥—	¥37,252	¥(18,071)	¥19,181
Other financial liabilities
Derivatives	91,831	—	91,831	(18,071)	73,760

	Yen (millions)
As of March 31, 2014	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥30,278	¥—	¥30,278	¥(10,804)	¥19,474
Other financial liabilities
Derivatives	24,664	—	24,664	(10,804)	13,860

	Yen (millions)
As of March 31, 2015	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥34,598	¥—	¥34,598	¥(11,603)	¥22,995
Other financial liabilities
Derivatives	47,528	—	47,528	(11,603)	35,925

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

(28) Commitments and Contingent Liabilities

(a) Commitments

1) Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Commitments for purchases of property, plant and equipment and other commitments	¥131,238	¥131,843

2) Non-cancellable lease commitments

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Within 1 year	¥17,475	¥21,178
Between 1 and 5 years	38,033	40,912
Later than 5 years	29,006	31,448

Total	¥84,514	¥93,538

Lease payments under operating leases recognized as expenses for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Lease payments under operating leases recognized as expenses	¥33,681	¥37,163

(b) Guarantees

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The undiscounted maximum amount of payment for Honda’s major guarantee obligations as of March 31, 2014 and 2015 is as follows:

	Yen (millions)
	2014	2015
Loan commitments	¥103,406	¥138,995
Guarantee of employee loans	¥25,368	¥22,157

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

2) Guarantee of employee loans

Honda guarantees the bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2015, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

(c) Claims and Lawsuits

Honda is subject to potential liability under other various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda provides warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(29) Structured Entities

Honda considers whether its control over structured entities exists under IFRS 10 “Consolidated Financial Statements”. Honda consolidates structured entities over which it has control, by comprehensively determining whether its control over the entity exists based on any contractual arrangements with such entity as well as the percentage of its voting or similar rights in the entity.

The finance subsidiaries of the Company periodically securitize finance receivables for liquidity and funding purposes and transfer finance receivables to the trust which is newly established to issue asset-backed securities. The finance subsidiaries of the Company are deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company are deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company is deemed to have substantial control over these trusts and has consolidated them, as structured entities over which it has control.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There were no significant unconsolidated structured entities as of March 31, 2014 and 2015.

(30) Related Parties

(a) Related Party Transactions

Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length prices.

The balances of receivables and payables with affiliates and joint ventures as of April 1, 2013 and March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2013	2014	2015
Receivables:
Affiliates	¥32,597	¥30,171	¥28,930
Joint ventures	137,647	181,914	198,818

Total	¥170,244	¥212,085	¥227,748

Payables:
Affiliates	¥95,907	¥124,546	¥125,195
Joint ventures	11,966	20,741	26,874

Total	¥107,873	¥145,287	¥152,069

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Sales revenue:
Affiliates	¥150,832	¥142,029
Joint ventures	470,111	474,313

Total	¥620,943	¥616,342

Purchase:
Affiliates	¥1,048,215	¥1,155,908
Joint ventures	118,973	133,774

Total	¥1,167,188	¥1,289,682

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2014 and 2015 are as follows:

	Yen (millions)
	2014	2015
Remuneration	¥712	¥653
Bonus	283	252

Total	¥995	¥905

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2015 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Yachiyo Industry Co., Ltd.	Japan	Manufacturing	50.5
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation.	U.S.A.	Finance	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe Plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S.	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle and Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	83.0
A.P. Honda Co., Ltd.	Thailand	Sales	61.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Australia Pty., Ltd.	Australia	Sales	100.0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Explanation of Transition to IFRS

(a) First-time adoption in accordance with IFRS 1

The consolidated financial statements presented herein have been prepared by the Company for the first time in accordance with IFRS.

IFRS 1 requires full retrospective application of IFRS for the first-time adopters. However, it provides some voluntary and mandatory exemptions from full retrospective applications. Adjustments as a result of the first-time adoption of IFRS and these exemptions are recognized through retained earnings or other components of equity at the date of transition.

Major voluntary exemptions adopted by the Company are as follows:

1) Business combinations

Under IFRS 1, a first-time adopter may elect not to apply IFRS 3 “Business Combination” retrospectively to past business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 prospectively from the date of transition. Accordingly, business combinations completed prior to the transition date have not been restated, thus any goodwill arising from business combinations which took place before the date of transition is recognized at the carrying amount based on U.S. generally accepted accounting principles (U.S. GAAP).

2) Use of deemed cost

Under IFRS 1, a first-time adopter may elect to use fair value at the date of transition as deemed cost at the date of transition for an item of property, plant and equipment. The Company has elected to use fair value at the date of transition as deemed cost for certain items of property, plant and equipment.

3) Exchange differences on translating foreign operations

Under IFRS 1, a first-time adopter may elect to deem the cumulative translation adjustments for foreign operations to be zero at the date of transition. The Company has deemed the cumulative amount of exchange differences on translating foreign operations at the date of transition to be zero.

4) Designation of previously recognized financial instruments

Under IFRS 1, equity securities may be designated as financial assets measured at fair value through other comprehensive income, based on facts and circumstances existing at the date of transition. The Company has elected to designate equity securities as financial assets measured at fair value through other comprehensive income, based on facts and circumstances existing at the date of transition.

(b) Reconciliation of U.S. GAAP to IFRS

Upon transition to IFRS, the Company has adjusted amounts previously reported in its consolidated financial statements prepared in accordance with U.S. GAAP. The effects of the transition from U.S. GAAP to IFRS on Honda’s financial position, results of operations and cash flows are stated in the following reconciliations and their notes.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Recognition and measurement differences” of the reconciliation tables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliation of equity as of the date of transition (April 1, 2013)

Consolidated Statements of Financial Position

	Yen (millions)
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Presentation under IFRS
Assets						Assets
Current assets:						Current assets:
Cash and cash equivalents	¥1,206,128		¥64,484	¥1,270,612	(d) 2)	Cash and cash equivalents
Trade accounts and notes receivable, net of allowance for doubtful accounts	1,005,981	¥(380,439)	49,768	675,310	(d) 2)	Trade receivables
Finance subsidiaries-receivables, net	1,243,002	461,450	(19,543)	1,684,909	(d) 2)	Receivables from financial services
		81,543	2,080	83,623	(d) 2)	Other financial assets
Inventories	1,215,421	8,999	(9,671)	1,214,749	(c) 4)	Inventories
Deferred income taxes	234,075	(234,075)
Other current assets	418,446	(210,563)	(236)	207,647		Other current assets

Total current assets	5,323,053	(273,085)	86,882	5,136,850		Total current assets

						Non-current assets:
Investments and advances:
Investments in and advances to affiliates	459,110	(1,734)	26,077	483,453		Investments accounted for using the equity method
Other, including marketable equity securities	209,680	(209,680)

Total investments and advances	668,790

Finance subsidiaries-receivables, net	2,788,135	211,743	(125,402)	2,874,476	(d) 2)	Receivables from financial services
		248,972	10,607	259,579	(d) 2)	Other financial assets
Property on operating leases:
Vehicles	2,243,424
Less accumulated depreciation	(400,292)

Net property on operating leases	1,843,132		160,221	2,003,353		Equipment on operating leases

Property, plant and equipment, at cost:
Land	515,661
Buildings	1,686,638
Machinery and equipment	3,832,090
Construction in progress	288,073
Less accumulated depreciation and amortization	(3,922,932)

Net property, plant and equipment	2,399,530		38,577	2,438,107		Property, plant and equipment

		108,156	498,981	607,137	(c) 1)	Intangible assets
		240,143	(4,845)	235,298	(d) 1)	Deferred tax assets
Other assets, net of allowance for doubtful accounts	612,717	(485,415)	(8,082)	119,220		Other non-current assets

				9,020,623		Total non-current assets

Total assets	¥13,635,357	¥(160,900)	¥683,016	¥14,157,473		Total assets

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Presentation under IFRS
Liabilities						Liabilities
Current liabilities:						Current liabilities:
		¥957,709	¥18,356	¥976,065	(d) 2)	Trade payables
		2,183,343	3,105	2,186,448	(d) 2)	Financing liabilities
Short-term debt	¥1,238,297	(1,238,297)
Current portion of long-term debt	945,046	(945,046)
Trade payables:
Notes	31,354	(31,354)
Accounts	956,660	(956,660)
Accrued expenses	593,570	(218,352)	9,012	384,230	(d) 2)	Accrued expenses
		126,008	4,130	130,138	(d) 2)	Other financial liabilities
Income taxes payable	48,454	31,317	833	80,604		Income taxes payable
		123,313	13,114	136,427		Provisions
Other current liabilities	275,623	14,673	2,915	293,211		Other current liabilities

Total current liabilities	4,089,004	46,654	51,465	4,187,123		Total current liabilities

						Non-current liabilities:
Long-term debt, excluding current portion	2,710,845	(2,710,845)
		2,710,845	(44)	2,710,801	(d) 2)	Financing liabilities
		51,342	(4,829)	46,513	(d) 2)	Other financial liabilities
		651,094	(8,794)	642,300		Retirement benefit liabilities
		124,710	128	124,838		Provisions
		439,642	104,204	543,846	(c) 1), 6) (d) 1)	Deferred tax liabilities
Other liabilities	1,630,085	(1,474,342)	18,004	173,747		Other non-current liabilities

				4,242,045		Total non-current liabilities

Total liabilities	8,429,934	(160, 900)	160,134	8,429,168		Total liabilities

Equity						Equity
Honda Motor Co., Ltd. shareholders’ equity:
Common stock	86,067			86,067		Common stock
Capital surplus	171,117			171,117		Capital surplus
Treasury stock	(26,124)			(26,124)		Treasury stock
Legal reserves	47,583	(47,583)
Retained earnings	6,001,649	47,583	(789,075)	5,260,157		Retained earnings
Accumulated other comprehensive income (loss), net	(1,236,792)		1,278,809	42,017	(c) 2), 3)	Other components of equity

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	—	489,734	5,533,234		Equity attributable to owners of the parent

Noncontrolling interests	161,923	—	33,148	195,071		Non-controlling interests

Total equity	5,205,423	—	522,882	5,728,305		Total equity

Total liabilities and equity	¥13,635,357	¥(160,900)	¥683,016	¥14,157,473		Total liabilities and equity

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliation of equity as of March 31, 2014

Consolidated Statements of Financial Position

	Yen (millions)
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Presentation under IFRS
Assets						Assets
Current assets:						Current assets:
Cash and cash equivalents	¥1,168,914		¥24,670	¥1,193,584	(d) 2)	Cash and cash equivalents
Trade accounts and notes receivable, net of allowance for doubtful accounts	1,158,671	¥(416,668)	(5,132)	736,871	(d) 2)	Trade receivables
Finance subsidiaries-receivables, net	1,464,215	497,752	(26,825)	1,935,142	(d) 2)	Receivables from financial services
		93,844	8,176	102,020	(d) 2)	Other financial assets
Inventories	1,302,895	10,385	21,495	1,334,775	(c) 4)	Inventories
Deferred income taxes	202,123	(202,123)
Other current assets	474,448	(231,832)	4,150	246,766		Other current assets

Total current assets	5,771,266	(248,642)	26,534	5,549,158		Total current assets

						Non-current assets:
Investments and advances:
Investments in and advances to affiliates	564,266	(1,602)	(10,583)	552,081		Investments accounted for using the equity method
Other, including marketable equity securities	253,661	(253,661)

Total investments and advances	817,927

Finance subsidiaries-receivables, net	3,317,553	253,999	(155,472)	3,416,080	(d) 2)	Receivables from financial services
		286,558	11,240	297,798	(d) 2)	Other financial assets
Property on operating leases:
Vehicles	2,718,131
Less accumulated depreciation	(481,410)

Net property on operating leases	2,236,721		190,686	2,427,407		Equipment on operating leases

Property, plant and equipment, at cost:
Land	521,806
Buildings	1,895,140
Machinery and equipment	4,384,255
Construction in progress	339,093
Less accumulated depreciation and amortization	(4,321,862)

Net property, plant and equipment	2,818,432		3,110	2,821,542		Property, plant and equipment

		142,915	526,868	669,783	(c) 1)	Intangible assets
		165,646	7,354	173,000	(d) 1)	Deferred tax assets
Other assets, net of allowance for doubtful accounts	660,132	(497,781)	(20,762)	141,589		Other non-current assets

				10,499,280		Total non-current assets

Total assets	¥15,622,031	¥(152,568)	¥578,975	¥16,048,438		Total assets

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Presentation under IFRS
Liabilities						Liabilities
Current liabilities:						Current liabilities:
		¥1,068,916	¥10,402	¥1,079,318	(d) 2)	Trade payables
		2,622,809	(373)	2,622,436	(d) 2)	Financing liabilities
Short-term debt	¥1,319,344	(1,319,344)
Current portion of long-term debt	1,303,464	(1,303,464)
Trade payables:
Notes	28,501	(28,501)
Accounts	1,071,179	(1,071,179)
Accrued expenses	626,503	(277,380)	7,343	356,466	(d) 2)	Accrued expenses
		76,691	1,804	78,495	(d) 2)	Other financial liabilities
Income taxes payable	43,085		(383)	42,702		Income taxes payable
		176,430	8,945	185,375		Provisions
Other current liabilities	319,253	62,664	5,091	387,008		Other current liabilities

Total current liabilities	4,711,329	7,642	32,829	4,751,800		Total current liabilities

						Non-current liabilities:
Long-term debt, excluding current portion	3,234,066	(3,234,066)
		3,234,066	(9,554)	3,224,512	(d) 2)	Financing liabilities
		77,276	(4,283)	72,993	(d) 2)	Other financial liabilities
		468,647	(5,484)	463,163		Retirement benefit liabilities
		137,724	2,379	140,103		Provisions
		546,453	93,697	640,150	(c) 1), 6) (d) 1)	Deferred tax liabilities
Other liabilities	1,563,238	(1,390,310)	23,861	196,789		Other non-current liabilities

				4,737,710		Total non-current liabilities

Total liabilities	9,508,633	(152,568)	133,445	9,489,510		Total liabilities

Equity						Equity
Honda Motor Co., Ltd. shareholders’ equity:
Common stock	86,067			86,067		Common stock
Capital surplus	171,117			171,117		Capital surplus
Treasury stock	(26,149)			(26,149)		Treasury stock
Legal reserves	49,276	(49,276)
Retained earnings	6,431,682	49,276	(649,818)	5,831,140		Retained earnings
Accumulated other comprehensive income (loss), net	(793,014)		1,066,373	273,359	(c) 2), 3)	Other components of equity

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	—	416,555	6,335,534		Equity attributable to owners of the parent

Noncontrolling interests	194,419	—	28,975	223,394		Non-controlling interests

Total equity	6,113,398	—	445,530	6,558,928		Total equity

Total liabilities and equity	¥15,622,031	¥(152,568)	¥578,975	¥16,048,438		Total liabilities and equity

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Reconciliation of comprehensive income for the Year Ended March 31, 2014

Consolidated Statements of Income

	Yen (millions)
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Presentation under IFRS
Net sales and other operating revenue	¥11,842,451	¥601,602	¥62,038	¥12,506,091	(c) 4)	Sales revenue
Operating costs and expenses:						Operating costs and expenses:
Cost of sales	(8,761,083)	(823,516)	(5,958)	(9,590,557)	(c) 2), 4) (5)	Cost of sales
Selling, general and administrative	(1,696,957)	221,914	(18,255)	(1,493,298)	(c) 2), 5)	Selling, general and administrative
Research and development	(634,130)		35,758	(598,372)	(c) 1), 2)	Research and development

	(11,092,170)	(601,602)	11,545	(11,682,227)		Total operating costs and expenses

Operating income	750,281	—	73,583	823,864		Operating profit
		132,471	(1,555)	130,916		Share of profit of investments accounted for using the equity method
Other income (expenses):						Finance income and finance costs:
Interest income	24,026		46	24,072		Interest income
Interest expense	(12,703)		(100)	(12,803)		Interest expense
Other, net	(32,664)		518	(32,146)		Other, net

	(21,341)	—	464	(20,877)		Total finance income and finance costs

Income before income taxes and equity in income of affiliates	728,940	132,471	72,492	933,903		Profit before income taxes
Income tax expense:
Current	(207,236)
Deferred	(45,426)

	(252,662)		(15,330)	(267,992)		Income tax expense

Income before equity in income of affiliates	476,278
Equity in income of affiliates	132,471	(132,471)

Net income	¥608,749	—	¥57,162	¥665,911		Profit for the year

						Profit for the year attributable to:
Net income attributable to Honda Motor Co., Ltd.	574,107	—	50,596	624,703		Owners of the parent
Net income attributable to noncontrolling interests	34,642	—	6,566	41,208		Non-controlling interests

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Consolidated Statements of Comprehensive Income

	Yen (millions)
Presentation under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Presentation under IFRS
Net income	¥608,749		¥57,162	¥665,911		Profit for the year
Other comprehensive income (loss), net of tax:						Other comprehensive income, net of tax:
						Items that will not be reclassified to profit or loss
Pension and other postretirement benefits adjustments	107,718	¥98	(24,524)	83,292		Remeasurements of defined benefit plans
		13,309	272	13,581		Net changes in revaluation of financial assets measured at fair value through other comprehensive income
Unrealized gains (losses) on available-for-sale securities, net	15,252	(15,252)
		1,845	5,010	6,855		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Adjustments from foreign currency translation	333,659	(66,350)	(73,800)	193,509		Exchange differences on translating foreign operations
Unrealized gains (losses) on derivative instruments, net	237		(237)
		66,350	(39,291)	27,059		Share of other comprehensive income of investments accounted for using the equity method

Other comprehensive income (loss), net of tax	456,866	—	(132,570)	324,296		Total other comprehensive income, net of tax

Comprehensive income (loss)	¥1,065,615	—	¥(75,408)	¥990,207		Comprehensive income for the year

						Comprehensive income for the year attributable to:
Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	1,017,885	—	(73,179)	944,706		Owners of the parent
Comprehensive income attributable to noncontrolling interests	47,730	—	(2,229)	45,501		Non-controlling interests

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Notes to Reconciliation of Equity and comprehensive income

1) Intangible assets

Under U.S. GAAP, research and development expense is expensed as incurred unless other individual accounting standards are applied.

Under IFRS, cost incurred for development of product is capitalized only when there is a technical and commercial feasibility of completing the development, Honda has intention, ability and sufficient resources to use the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be measured reliably. Capitalized development cost is measured at the sum of expenditures for development incurred between when the recognition criteria are initially met and when the development is completed. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product ranging mainly from 2 to 6 years.

The effects of this change are as follows:

	Yen (millions)
Consolidated statements of financial position	As of the date of transition (April 1, 2013)	As of March 31, 2014
Intangible assets	¥497,097	¥524,718
Deferred tax liabilities	179,134	184,005

Adjustment to retained earnings	¥317,963	¥340,713

Yen (millions)
Consolidated statements of income	For the year ended March 31, 2014
Research and development	¥27,621

Adjustment to profit before income taxes	¥27,621

2) Employee benefits

Under U.S. GAAP, for defined benefit plans, service cost, interest cost and expected return on plan assets are recognized in profit or loss. Actuarial gains and losses and past service cost which were incurred during reporting period but not recognized in profit or loss as component of pension costs, are recognized in accumulated other comprehensive income and amortized from accumulated other comprehensive income into profit or loss over a certain period of future years.

Under IFRS, for defined benefit plans, current and past service cost is recognized in profit or loss, and net interest expense which is determined by multiplying net defined benefit liability (asset) by discount rate is recognized in profit or loss. Remeasurements arising from defined benefit plans are recognized in other comprehensive income and reclassified directly from other components of equity to retained earnings when they are incurred. These remeasurements consist of actuarial gains and losses related to defined benefit plan obligations, return on plan assets (excluding the amount of interest income on plan assets) and others.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The effects of this change are as follows:

	Yen (millions)
Consolidated statements of financial position	As of the date of transition (April 1, 2013)	As of March 31, 2014
Other components of equity	310,922	201,520

Adjustment to retained earnings	¥(310,922)	¥(201,520)

Yen (millions)
Consolidated statements of income	For the year ended March 31, 2014
Cost of sales	¥18,617
Selling, general and administrative	7,500
Research and development	7,883

Adjustment to profit before income taxes	¥34,000

3) Exchange differences on translating foreign operations

The Company has deemed the cumulative amount of exchange differences on translating foreign operations at the date of transition to be zero.

The effects of this change are as follows:

	Yen (millions)
Consolidated statements of financial position	As of the date of transition (April 1, 2013)	As of March 31, 2014
Other components of equity	¥889,649	¥889,649

Adjustment to retained earnings	¥(889,649)	¥(889,649)

4) Sales revenue and cost of sales

Under U.S. GAAP, when property, plant and equipment held for lease to others is sold, it is treated as disposal of the assets and is presented on a net basis in the consolidated statements of income.

Under IFRS, when property, plant and equipment held for lease to others is routinely sold in the course of the ordinary activities, the carrying amount of the asset is reclassified from property, plant and equipment to inventories when such asset ceases to be leased and become held for sale. Upon its subsequent sale, proceed from the sale is recognized as revenue, and the carrying amount of inventories is recognized to cost of sales.

The effects of this change are as follows:

	Yen (millions)
Consolidated statements of financial position	As of the date of transition (April 1, 2013)	As of March 31, 2014
Inventories	¥8,999	¥10,385
Other current assets	(8,999)	(10,385)

Adjustment to retained earnings	¥—	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Yen (millions)
Consolidated statements of income	For the year ended March 31, 2014
Sales revenue	¥601,602
Cost of sales	(601,602)

Adjustment to profit before income taxes	¥—

5) Distribution expenses

Under U.S. GAAP, a portion of the distribution expenses are recognized as selling, general and administrative expenses.

Under IFRS, distribution expenses related to sales are all recognized in cost of sales.

The effects of this change are as follows:

Yen (millions)
Consolidated statements of income	For the year ended March 31, 2014
Cost of sales	¥(202,183)
Selling, general and administrative	202,183

Adjustment to profit before income taxes	¥—

6) Income taxes

Under U.S. GAAP, deferred tax liabilities recognized for taxable temporary differences associated with investments in affiliates are measured based on the future reversal of the taxable temporary difference resulting from the sale of investments.

Under IFRS, deferred tax liabilities recognized for taxable temporary differences associated with investments in affiliates are measured based on the most likely manner of future reversal, such as the distribution of dividends.

The effects of this change are as follows:

	Yen (millions)
Consolidated statements of financial position	As of the date of transition (April 1, 2013)	As of March 31, 2014
Deferred tax liabilities	¥(67,624)	¥(72,568)

Adjustment to retained earnings	¥67,624	¥72,568

A major reconciling item in equity and comprehensive income other than 1) to 6) above is as follows:

Under U.S. GAAP, when financial statements of some subsidiaries and equity method affiliates are prepared as of the end of the reporting period different from that of the parent company’s financial statements, the effect of intervening events that materially affect the financial position or results of operations, is reflected in the consolidated financial statements by disclosure or otherwise.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under IFRS, when financial statements of some subsidiaries, affiliates and joint ventures are prepared as of the end of the reporting period different from that of the parent company’s financial statements, the end of the reporting period should be unified or supplementary financial statements should be prepared for the parent company, unless it is impracticable to do so. In addition, when it is impracticable to unify the end of the reporting period or to prepare supplementary financial statements, adjustments must be made for the effects of significant events or transactions that occur between the end date of the different reporting period and the end of the reporting period

As a result of unification of reporting period, retained earnings increased by ¥45,826 million and ¥57,909 million as of the date of transition and as of March 31, 2014, respectively.

(d) Notes to Changes in Presentations of Consolidated Statements of Financial Position

1) Presentation of deferred tax assets and liabilities

Under U.S. GAAP, deferred tax assets and liabilities are presented as current assets and liabilities or non-current assets and liabilities. Under IFRS, it is not permitted to present deferred tax assets and liabilities as current assets and liabilities. Accordingly, deferred tax assets and liabilities are all presented as non-current assets and liabilities.

2) Presentation of financial assets and liabilities

Under IFRS, financial assets and financial liabilities are presented separately based on the presentation rules. Financial assets are included in cash and cash equivalents, trade receivables, receivables from financial services, and other financial assets, under current assets or non-current assets; financial liabilities are included in trade payables, financing liabilities, accrued expenses and other financial liabilities, under current liabilities or non-current liabilities. Additionally, under U.S. GAAP, of wholesales finance receivables and retail or direct financing lease receivables held by the finance subsidiaries of the Company, certain amounts related to sales of inventories are included in trade accounts or other assets and remaining amounts are presented as finance subsidiaries-receivables in the consolidated balance sheets. Under IFRS, these finance receivables are collectively presented as receivables from financial services in the consolidated statements of financial position.

3) Offsetting of financial assets and financial liabilities

Under U.S. GAAP, financial assets and financial liabilities are presented on a net basis when there is an existing enforceable master netting arrangement on net settlements at the occurrence of future events, such as a default. Under IFRS, financial assets and financial liabilities are presented on a net basis only when an entity has a legally enforceable right to set off the recognized amounts at the end of the reporting period, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(e) Significant Adjustment Items of Consolidated Statements of Cash Flows for the Year Ended March 31, 2014

In the consolidated statements of cash flows prepared in accordance with IFRS, cash inflows from operating activities decreased by ¥780,083 million and cash outflows from investing activities decreased by ¥787,721 million compared with the statements prepared in accordance with U.S. GAAP. Significant adjustment items are as follows:

Acquisitions and collections of receivables from financial services and proceeds from sales and purchases of equipment on operating leases which were classified as cash flows from investing activities under U.S. GAAP

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

are classified as cash flows from operating activities under IFRS. These adjustments decreased cash inflows from operating activities and decreased cash outflows from investing activities by ¥955,268 million.

Of research and development expenditures classified as cash flows from operating activities under U.S. GAAP, those for development activities that meet IFRS recognition requirements for assets are classified as cash flows from investing activities under IFRS. This adjustment increased cash inflows from operating activities and increased cash outflows from investing activities by ¥150,202 million.

(32) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Takahiro Hachigo, President, Chief Executive Officer and Representative Director and Kohei Takeuchi, Director and Chief Operating Officer for Business Management Operations on June 26, 2015.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

By:	/s/ Takahiro Hachigo
Takahiro Hachigo President, Chief Executive Officer and Representative Director

Date: June 26, 2015
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