Form 20-F
period 2016-03-31
HONDA MOTOR CO LTD
filed 2016-06-23
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Title of each class	Outstanding as of March 31, 2016
Common Stock	1,802,283,519**

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 76,126,891 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the three fiscal years ended March 31, 2016 have been derived from our consolidated financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2014	2015	2016
Consolidated Statement of Income Data:
Sales revenue	¥12,506,091	¥13,328,099	¥14,601,151
Operating profit	823,864	670,603	503,376
Share of profit of investments accounted for using the equity method	130,916	96,097	126,001
Profit before income taxes	933,903	806,237	635,450
Profit for the year	665,911	561,098	406,358
Profit for the year attributable to owners of the parent	624,703	509,435	344,531
Consolidated Statement of Financial Position Data:
Total assets	16,048,438	18,425,837	18,229,294
Financing liabilities, including current and non-current	5,846,948	6,759,839	6,526,248
Equity attributable to owners of the parent	6,335,534	7,108,627	6,761,433
Total equity	6,558,928	7,382,821	7,031,788
Common stock	86,067	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,294	1,802,289	1,802,285
Earnings per share attributable to owners of the parent*1
Basic and diluted	¥346.62	¥282.66	¥191.16
Dividends declared during the period per common share*2	79.00	88.00	88.00
	(US$0.77)	(US$0.73)	(US$0.78)

*1

Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.

*2

A year-end dividend of ¥22 ($0.20) per common share aggregating ¥39.6 billion ($352 million) relating to fiscal 2016 was determined by our Board of Directors in May 2016 and approved by our shareholders in June 2016. This dividend will be paid in June 2016. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2016, the noon buying rate was ¥110.75=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	Noon Buying Rate
Years ended or ending March 31,	Average	Period end	High	Low
	(Yen per $1.00)
2012	78.86	82.41	85.26	75.72
2013	83.26	94.16	96.16	77.41
2014	100.46	102.98	105.25	92.96
2015	110.78	119.96	121.50	101.26
2016	120.13	112.42	125.58	111.30
2017 (through May 31, 2016)	108.83	110.75	112.06	106.34

Month,			High	Low
			(Yen per $1.00)
December 2015			123.52	120.27
January 2016			121.05	116.38
February 2016			121.06	111.36
March 2016			113.94	111.30
April 2016			112.06	106.90
May 2016			110.75	106.34

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of Honda’s common shares and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

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

Legal and Regulatory Risks

Honda is subject to various governmental regulations

Honda conducts business operations in countries worldwide. As such, changes in regulations in these countries related to emissions, fuel economy, noise, vehicle safety, factory pollution levels, climate change or other factors could adversely affect Honda’s business, financial condition, or results.

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

Honda may be subject to legal proceedings

Honda could be subject to suits, various investigations and legal proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any such current or future legal proceedings brought against Honda could adversely affect Honda’s business, financial condition or results.

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

Honda’s operations rely on information systems and networks

Honda uses a range of information systems and networks relating to information services and operational support in its business activities and its products, including in areas managed by subcontractors. To protect the confidentiality of information handled by these systems and networks, Honda implements a range of security measures both in hardware and software, such as building management systems including those of subcontractors, information-handling procedures and training of staff. However, there is a risk of leakage of confidential information, suspension of important operations and services, improper administrative processing, or destruction or alteration of important data or other adverse developments. These may be the result of external cyber-attacks, equipment malfunction, or management deficiencies and human error, as well as natural disasters, infrastructure failures, or other unforeseen events within Honda or at its subcontractors. In such cases, Honda’s business activities and performance could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, and a loss of Honda’s competitiveness.

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

Honda undertakes no obligation and has no intention to publicly update any forward looking statement after the date of this Annual Report. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities Exchange Act of 1934.

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

Since its establishment, Honda has remained on the leading edge by creating new value and providing products of the highest quality at a reasonable price for worldwide customer satisfaction. Honda develops, manufactures and markets motorcycles, automobiles and power products globally.

Honda’s principal executive office is located at 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is +81-3-3423-1111.

Principal Capital Investments

In the fiscal years ended March 31, 2014, 2015 and 2016, Honda’s capital expenditures were ¥2,168.3 billion, ¥2,579.2 billion and ¥2,860.6 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥957.6 billion, ¥898.0 billion and ¥893.1 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2016, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power product and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	Yen (billions)
Motorcycle Business	¥1,689.2	¥1,846.6	¥1,805.4
Automobile Business	9,178.7	9,603.3	10,625.4
Financial Services Business	1,326.0	1,555.5	1,835.6
Power Product and Other Businesses	312.0	322.5	334.7

Total	¥12,506.0	¥13,328.0	¥14,601.1

	Fiscal years ended March 31,
	2014	2015	2016
	Yen (billions)
Japan	¥1,920.1	¥1,800.4	¥1,754.1
North America	6,160.3	6,837.6	8,114.1
Europe	674.2	655.3	693.5
Asia	2,584.0	2,899.0	3,124.0
Other Regions	1,167.3	1,135.6	915.2

Total	¥12,506.0	¥13,328.0	¥14,601.1

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

Honda produces a wide range of motorcycles, with engine displacement ranging from the 50cc class to the 1800cc class. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, four-cycle, and are in single, two, four or six-cylinder configurations. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda also produces a range of off-road vehicles, including all-terrain vehicles (ATVs) and side-by-side (SxS).

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014			2015			2016
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	226	226	¥79.5	199	199	¥72.4	180	180	¥66.8
North America	278	278	141.3	286	286	154.7	308	308	186.0
Europe	166	166	102.8	191	191	116.9	204	204	125.0
Asia	14,534	7,858	894.0	15,345	8,478	1,050.4	15,133	8,650	1,107.6
Other Regions	1,804	1,804	471.4	1,571	1,571	451.9	1,230	1,230	319.7

Total	17,008	10,332	¥1,689.2	17,592	10,725	¥1,846.6	17,055	10,572	¥1,805.4

Motorcycle revenue as a percentage of total sales revenue			14%			14%			12%

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

See Item 4. D. “Property, Plants and Equipment” for information regarding principal manufacturing facilities.

For further information on recent operations and a financial review of the Motorcycle business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Automobile Business

Honda started Automobile business operations in 1963 with the T360 mini truck and the S500 small sports car models. Honda subsequently launched a series of mass-production models including the Civic in 1972 and the Accord in 1976, which established a base for its Automobile business. In 1969, production of the mini vehicles N600 and TN600 began in Taiwan using component parts sets. In 1982, Honda became the first Japanese automaker to begin local automobile production in the United States (with the Accord model) and later conducted local development and expanded production activities to include light truck models. In 1986, the Acura Brand was established and an exclusive sales network was launched in the United States.

Honda’s vehicles use gasoline engines of three, four or six-cylinder configurations, diesel engines, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers other alternative fuel-powered vehicles such as ethanol, battery electric and fuel cell vehicles.

Honda’s principal automobile products include the following vehicle models:

Passenger cars:

Accord, Accord Hybrid, Amaze, Brio, Brio Amaze, Brio Satya, City, Civic, Civic Tourer, Civic Type R, Crider, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Freed, Freed Hybrid, Freed Spike, Freed Spike Hybrid, Grace, Grace Hybrid, Greiz, Honda Mobilio, Insight, Jade, Jade Hybrid, Legend Hybrid, Mobilio, Shuttle, Shuttle Hybrid, Spirior, Acura ILX, Acura RLX, Acura TLX

Light trucks:

BR-V, Crosstour, CR-V, Elysion, Odyssey, Odyssey Hybrid, Pilot, Step WGN, Vezel/HR-V, Vezel Hybrid, XR-V, Acura MDX, Acura RDX

Mini vehicles:

Acty, N-BOX, N-BOX +, N-BOX Slash, N-ONE, N-WGN, S660, Vamos

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014			2015			2016
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	818	788	¥1,677.5	761	696	¥1,526.0	668	614	¥1,439.9
North America	1,754	1,754	4,723.3	1,750	1,750	5,199.0	1,929	1,929	6,186.7
Europe	171	171	493.0	161	161	456.5	172	172	491.2
Asia	1,311	531	1,641.5	1,426	637	1,795.7	1,723	670	1,962.5
Other Regions	286	286	643.2	269	269	625.9	251	251	544.9

Total	4,340	3,530	¥9,178.7	4,367	3,513	¥9,603.3	4,743	3,636	¥10,625.4

Automobile revenue as a percentage of total sales revenue			73%			72%			73%

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

See Item 4. D. “Property, Plants and Equipment” for information regarding principal manufacturing facilities.

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	Yen (billions)
Japan	¥77.1	¥119.7	¥162.0
North America	1,198.3	1,376.2	1,619.2
Europe	14.1	14.2	14.4
Asia	8.0	12.1	12.6
Other Regions	28.2	33.1	27.2

Total	¥1,326.0	¥1,555.5	¥1,835.6

Financial Services revenue as a percentage of total sales revenue	11%	12%	13%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Product and Other Businesses

Honda’s Power product business began in 1953 with the introduction of the model H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general-purpose engines, generators, water pumps, lawn mowers, riding mowers, grass cutters, brush cutters, tillers, snow blowers, outboard marine engines, power carriers, sprayers, pressure washers, and cogeneration* units.

In Other Businesses, in December 2015, Honda began deliveries of the HondaJet aircraft.

*

Cogeneration refers to the multiple applications of energy derived from a single source, such as using the heat supplied during the combustion process that drives an engine for other heating or cooling purposes.

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014		2015		2016
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	314	¥85.8	338	¥82.1	363	¥85.2
North America	2,719	97.3	2,705	107.6	2,811	122.0
Europe	1,031	64.1	1,091	67.5	1,008	62.8
Asia	1,485	40.3	1,382	40.6	1,349	41.2
Other Regions	469	24.4	467	24.5	434	23.1

Total	6,018	¥312.0	5,983	¥322.5	5,965	¥334.7

Power Product and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method was involved in the sale of Honda power products.

For further information on recent operations and a financial review of the Power product and other businesses, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Marketing and Distribution

Most of Honda’s products are distributed under the Honda trademarks in Japan and/or in overseas markets.

Sales and Service—Japan

Sales of Honda motorcycles, automobiles, and power products in Japan are made through different distribution networks comprised primarily of independent retail dealers.

Motorcycles are distributed through outlets, including “PRO’S” shops and Honda Dream authorized dealerships. Automobiles and power products are distributed in Japan through retail dealers. A number of small power product engines are also sold to other manufacturers for use in their products.

Sales of spare parts and after sales services are mainly provided through retail dealers.

Sales and Service—Overseas

In fiscal 2016, approximately 98% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

Honda mainly markets its motorcycles, automobiles and power products through a sales network of independent local dealers. Most dealers sell one type of product, but some motorcycle and automobile dealers also sell power products. The largest regional markets for Honda motorcycles, automobiles (including the Acura brand) and power products by Honda group unit sales are Asia, North America and North America, respectively.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2016.

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

Under the Clean Air Act, the State of California is permitted to establish its own emission control standards to the extent they are more stringent than federal standards. Pursuant to this authority, the California Air Resources Board (CARB) adopted the California Low Emission Vehicle Program in 1990, aiming to establish the strictest emission regulations in the world.

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

In March 2014, the Environmental Protection Agency (EPA) finalized Tier 3 regulation, the federal emission and fuel standards. Tier 3 requires gasoline fuels at a pump to have an average sulfur content of 10 parts-per-million, which is already implemented in Europe and Japan. It also sets exhaust and evaporative emission standards equivalent to California LEV III. In other words, it enables auto manufacturers to sell some of the same vehicles they sell in California in states that have not adopted LEV III.

In October 2015, the CARB issued the Final Statement Of Reasons for rulemaking (FSOR), to amend the current LEV III regulation in order to align its standards further with the finalized federal Tier 3 regulation.

Europe

In 2005, the European Union created new emission standards (Euro 5 and Euro 6) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro 5 was implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles were further lowered compared to the Euro 4 level for hydro-carbons (HC), NOx and PM. PM mass emission standards apply only to vehicles with direct injection engines.

Additionally, Euro 5 required limits on particle number emissions from diesel vehicles, and implemented new test measurements for PM mass emissions from gasoline vehicles with direct injection engines and diesel vehicles in and after September 2011.

The Euro 6 regulation was implemented in September 2014. Emission limits for diesel vehicles will be lowered even more than the Euro 5 levels for NOx and THC plus NOx. Additionally, Euro 6 required limits on particle numbers from gasoline vehicles with direct injection engines. The required ethanol density of test fuel will also be increased, starting from September 2016.

The European Commission proposed the transition from New European Driving Cycle (NEDC) to World Light duty Test Cycle (WLTC) beginning from September 2017.

The European Commission implemented regulations regarding the Real Driving Emissions (RDE) using Portable Emissions Measurement System (PEMS). The monitoring phase started from April 2016 and RDE testing with emission limits starts from September 2017.

Russia

The Euro 4 regulation has been in effect from January 2010. Additionally, the Euro 5 regulation was implemented in January 2014.

Russia, together with Kazakhstan and Belarus, formed a Customs Union. Euro 5 was introduced from January 2015 to the Customs Union. Implementation for the Kyrgyz Republic started from February 2016 and for Armenia will start from January 2020.

China

China adopted Step 3 and Step 4 emission regulations for light-duty vehicles in 2005. These regulations are similar to European regulations (such as Euro 3 and Euro 4). Step 3 was implemented in 2007 and Step 4 was implemented in July 2010. In addition, China has promulgated rules to implement Step 5 emission regulations in 2017, based on Euro 5.

In the city of Beijing, Step 4 was implemented in March 2008 and Step 5 was implemented in February 2013. In addition, the city of Beijing is considering the introduction of Step 6 emission regulations in December 2017.

From the standpoint of reducing dependence on foreign sources of crude oil and reducing air pollution, which have become serious problems, the Chinese government has implemented various infrastructure projects and subsidy policies and has been preparing the relevant National Standards and their Certification System in order to encourage broad use of new energy vehicles such as electric vehicle (EV), plug-in hybrid electric vehicle (PHEV), and fuel-cell electric vehicle (FCEV).

Other Regions

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro 2 and Euro 3). Some of these countries are considering the introduction of Euro 4, Euro 5 and Euro 6.

Australia implemented Euro 5-equivalent regulations in November 2013. In addition, Australia plans to introduce Euro 6-equivalent regulations from July 2017.

Ukraine is scheduled to implement Euro 6 from January 2018.

Turkey implemented Euro 6 from January 2016.

Bolivia is scheduled to implement Euro 4 regulation in August 2016.

Peru is scheduled to implement Tier 2 and Euro 4 in January 2017.

Uruguay is considering the introduction of Euro 4 and Tier 2 in January 2018.

2. Fuel Economy / CO2

Japan

In 2005, discussions about the “POST-2010” standard took place among the applicable ministries and industries. In February 2007, the final “POST-2010” target, or the “2015 standard”, was announced. Fuel consumption will be reduced by 29.2% compared to the 2010 target for passenger cars.

In June 2010, the Ministry of Land, Infrastructure and Transport (MLIT) and the Ministry of Economy, Trade and Industry (METI) jointly established a committee and commenced a study to formulate new fuel economy standards for passenger motor vehicles for 2020. The new standards were announced in March 2013. The next term fuel economy standards improve the 2015 standards by 19.6% and adopt the Corporate Average Fuel Economy (CAFE) calculation method.

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

In 2015, MLIT and METI examined the new fuel economy standards for small commercial vehicles.

WLTC mode is going to be introduced into fuel economy standards from autumn, 2018.

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

On May 21, 2010, President Obama ordered the NHTSA and the EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of the CARB. On October 1, 2010, the NHTSA, the EPA, and the CARB gave the notice of their intent to conduct joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards. The NHTSA and EPA issued a regulation in August 2012 regarding GHG / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or a 54.5 mpg industry average. The CARB also issued a regulation that is almost equivalent to the EPA’s GHG regulations in August 2012. In December 2012, the CARB amended its GHG regulation so that a manufacturer is also deemed to comply with CARB GHG regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

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

The European Commission is planning to replace the current European type-approval procedure for fuel consumption and CO2 emissions of cars based on NEDC with new WLTC and WLTP in 2017.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005, Step 2 was implemented in 2008 and Step 3 was implemented in 2012. In addition, China will implement Step 4 in 2016.

Other Regions

India has promulgated rules to introduce fuel economy / CO2 regulations in 2017 and 2022 in a phased manner.

Australia is considering introducing fuel economy / CO2 regulations.

Taiwan introduced corporate average fuel consumption regulations.

Mexico introduced a proposal for fuel economy / CO2 regulations for the 2017 through 2021 model years.

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

4. Safety

United Nations

From 2014, under WP29 (World Forum for Harmonization of Vehicle Regulations), the ITS / AD Informal Working Group has been discussing the issue of Intelligent Transport System and Automated Driving. Current main discussion issues are “definition of each technical level (partially—fully automated driving) of automated driving”, “cyber security”, “privacy protection principles” and “amendment of current road traffic law”.

Japan

In November 2007, the MLIT issued safety standards, which have been applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and post-crash. Furthermore, in 2011, they adopted Economic Commission for Europe (ECE) R100, which was amended to incorporate the Japanese electrical safety standard.

Japan Automobile Standards Internationalization Center (JASIC), which is organized by the MLIT and Japan Automobile Manufacturers Association (JAMA), among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications. JASIC made the proposal to other contracting parties of the 58 / 98 Agreement in 2009 and aims at reaching an agreement among the contracting parties by 2017.

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

In May 2011, the MLIT introduced a pedestrian leg protection standard, adopting, for the first time in the world, a flexible leg impactor that features an improved biomechanism. The impactor has been designed to better match with the human body structure and its characteristics.

In August 2013, the MLIT adopted UN R121, which regulates the location and identification of controls, tell-tales and indicators.

In November 2013, the MLIT adopted UN R125, which regulates front visibility of the motor vehicle driver.

In January 2015, the MLIT adopted UN R21, which regulates interior fittings.

In January 2015, the MLIT adopted UN R127, which regulates pedestrian safety performance.

In June 2015, the MLIT adopted UN R135, which regulates protection of passengers from a lateral pole crash.

In June 2015, the MLIT adopted UN R34, which regulates vehicle fire prevention.

In October 2015, the MLIT adopted UN R117, which regulates exterior noise of tires, the frictional force on wet road surfaces and rolling resistance.

To achieve the highest level of traffic safety in Japan, MLIT developed a strategy to introduce fully automated driving in the latter half of the 2020’s. To develop harmonized regulations for automated driving, MLIT is joining ITS / AD Informal Working Group under WP29 of United Nations. MLIT is co-chairman of Informal Working Group together with the United Kingdom.

The United States

In June 2008, the NHTSA issued a final rule to revise some performance requirements and phase-in compliance schedules for upgraded side impact occupant protection standards. For both the moving deformable barrier test and the oblique side pole impact test, manufacturers have had to comply with the revised requirements for 20% of all vehicles produced by 2010, 40% by 2011, 60% by 2012, 80% by 2013 and 100% by 2014.

In May 2009, the NHTSA issued a final rule to upgrade the vehicle roof crush standard. The rule newly introduces the “Two-sided Roof Test,” which imposes strength tests for both sides of the vehicle roof and increases the maximum applied load. For vehicles with a gross vehicle weight rating (GVWR) of 2,722 kg or less, manufacturers have had to comply with the upgraded requirements for 25% of all vehicles produced by 2012, 50% by 2013, 75% by 2014, and 100% by 2015. For heavier vehicles, manufacturers must comply with the standards in or after September 2016.

In January 2011, the NHTSA issued a final rule to prevent the ejection of occupants in rollover accidents. The rule requires “ejection mitigation countermeasure” (e.g. advanced glazing or head protection side airbag) equipment which meet with performance requirements. Manufacturers have had to comply with the new requirements for 25% of all vehicles produced by 2013, 50% by 2014 and 75% by 2015. Further, 100% must comply (with carryover credit) by 2016, and all vehicles by 2017.

In April 2012, the NHTSA issued a proposed regulation that mandates installation of a brake-throttle override system. This rule was proposed to take proper measures against the following problem: a vehicle cannot be effectively decelerated/stopped in the event that the accelerator pedal cannot return to its stationary position even after the foot is taken off the accelerator pedal, because of the floor mat being caught in the accelerator pedal or any failure in the accelerator pedal. Manufacturers must comply with the new requirements within two years from September 1 of the date of publication of the final rule, which is still under consideration.

In December 2012, the NHTSA issued a proposed regulation that mandates installation of an event data recorder (EDR) in vehicles. The purpose of this regulation is to allow for effective collision research as well as to share important data for the performance analysis of safety devices (e.g. advanced restraint devices) through the mandatory installation of EDRs. After September 2014, the NHTSA had planned to require manufacturers to install EDRs which comply with specified performance requirements, but the issue is still under discussion.

In January 2013, the NHTSA issued a proposed regulation that mandates installation of an approaching vehicle audible system. This regulation was established to reduce the number of collision accidents by enabling pedestrians and bicycle riders be aware of approaching hybrid vehicles on electric drive or electric vehicles by sound. Manufacturers were encouraged to comply with the new requirements for 30% of all vehicles produced by 2015. Further, the target is 60% by 2016, 90% by 2017, and all vehicles by 2018, respectively.

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

In March 2014, the NHTSA issued a final rule for FMVSS No. 111, which requires that rear visibility technology be installed in all new vehicles weighing under 10,000 pounds. The purpose is to reduce death and injury resulting from incidents when the driver is backing up. Manufacturers must comply with the new requirements for 10% of all vehicles produced from May 2016 to April 2017, 40% from May 2017 to April 2018, and all vehicles in or after May 2018.

In August 2014, the NHTSA issued a notice to start legislative work concerning the inter-vehicle communication function (V2V) of passenger cars and light trucks. FMVSS150 is supposed to be newly established as V2V laws and regulations for the communication function. The mandatory equipment requirements of the communication function and the performance requirements are expected to be included in FMVSS150.

Europe

Legislation regarding a new system called “eCall” is under consideration in the EU and is already implemented in the Customs Union, which is organized by Russia, Kazakhstan and Belarus. eCall is a system that can automatically transmit vehicle status (e.g., Supplemental Restraint System (SRS) deployment, location, direction and other information) to conventional infrastructures simultaneously with voice messages when accidents occur. Some relevant draft standards have been published in the EU. The effective date of the EU eCall for new vehicle types is scheduled for March 31, 2018. Final standards have already been published in the Customs Union. The effective date of eCall for the Customs Union (ERA-GLONASS) was on or after January 1, 2015 for new vehicle types and is on or after January 1, 2017 for all vehicles.

In January 2016, the EU commission issued the draft regulation to significantly revise the legal framework for the EU type-approval. This draft regulation introduces a market surveillance system effective for managing the conformity of motor vehicles available on the market and adds a requirement of an expiration date for vehicle type approval. This draft is scheduled to be adopted at the end of 2016.

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

Newly published GB standards (Chinese national standards issued by the Standardization Administration of China) in 2015:

+ Amendment to Passenger car tire

+ Amendment to Rear registration plate lamp of Motor Vehicles and Trailers

+ Amendment to Motor Vehicle Towing Devices

Newly established GB standards (not yet published);

+ Amendment to Prescription for installation of the external lighting and light-signaling devices for motor vehicles and their trailers

+ Amendment to Rear-marking plates for vehicles and their trailers

+ Amendment to Safety specifications for power-driven vehicles operating on roads

+ Amendment to Road Vehicle-Vehicle Identification Number

+ Amendment to Strength requirement and test method of automobile seats, their anchorages and any head restraints

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

+ Test methods and requirements for the misuse of automotive airbag systems

+ Performance requirements and test methods of tire pressure monitoring systems for passenger cars

Other Regions

The Gulf Cooperation Council (GCC) aims to adopt electrical safety standards for electric vehicles and their infrastructure through the agency “Emirates Authority for Standardization and Metrology” (ESMA). They are still under review.

India already has mandatory type approval standards for hybrid electrical vehicles and battery vehicles, and some of them are under proposal for amendment. Standard of type approval procedure for these vehicles for Pilot / Demo Projects (which have subsidies/ incentives) has also been implemented.

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

Japan is planning to implement Phase 3 emission requirements, which are similar to current standards because standards for hydro-carbon level are stricter than the next European regulations, namely the Euro 4 regulations. The Phase 3 emission requirement will be issued by October 2016, and introduce simultaneous application of the fuel evaporative gas regulation as well as mandatory installation of the On-Board Diagnostics (OBD) system.

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

The EPA emission standard has strengthened the class III HC + NOx limit value to 0.8 g/km as of 2010 model year vehicles. As for greenhouse gases, reporting has been mandated for each emission gas (CO2 from 2011 model year, CH4 from 2012 model year and N2O from 2013 model year, respectively).

Europe

The EU has issued regulations to reform the Whole Vehicle Type Approval (WVTA) scheme in order to further enforce exhaust emissions following the Euro 4 and Euro 5 steps. Euro 4 requirements apply to new type approved vehicles from January 2016 and will apply to all vehicles registered from January 2017. Euro 5 requirements will apply to new type approved vehicles from January 2020 and will apply to all vehicles registered from January 2021. The new requirements introduce not only mode emission gas restrictions but also evaporative emission, durability and OBD requirements. As for L1e category vehicles (mopeds), the Euro 4 requirements will apply to new type approved vehicles from 2017 and will apply to all vehicles registered from 2018 based on the WVTA amendment.

Other Regions

Other countries, mainly in Asia, have implemented tighter emissions regulations based on European regulations.

Japan, China, Korea, Thailand, Malaysia and Singapore are considering new exhaust emission standards based on the next European WVTA.

In Brazil, the Worldwide-harmonized Motorcycle Test Cycle (WMTC) was introduced. The WMTC became effective from the beginning of 2014. Brazil introduced the WMTC durability requirement as of January 2014 and introduced stricter emission limit and evaporative gas restrictions as of January 2016.

India has issued a new emission regulation called Bharat Stage IV (BS IV). It applied to new motorcycles from April 2016, and will apply to all motorcycles registered from April 2017. India is also considering a BS VI regulation, which will apply from 2020. In doing so, they will skip the introduction of a BS V regulation.

2. Recycling / REACH

Europe

The same REACH compliance required for motor vehicles is required for motorcycles.

Other Regions

Vietnam and India each have a plan to implement motorcycle recycling laws in the near future.

3. Safety

Japan

In November 2007, the MLIT issued safety standards which have been applicable from July 1, 2012, for vehicles which use high voltage electric power such as electric vehicles or hybrid electric vehicles, to avoid electric shocks during normal operations and accidents. Further, in 2011, it adopted ECE R100, which was amended to incorporate the Japanese electrical safety standard.

The Japan Automobile Standards Internationalization Center (JASIC), which is organized by the MLIT and JAMA, among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications. JASIC made the proposal to other contracting parties of the 58/98 Agreement in 2009 and aims to reach an agreement among the contracting parties by 2017.

In February 2013, the MLIT established a homologation system for ultra-compact mobility vehicles. These are vehicles which are easier to maneuver in small spaces compared to automobiles, have superior environmental performance and can be utilized as a means of simple mobility for 1 or 2 passengers in regional areas. The system permits ultra-compact mobility vehicles to be run on public roads by adding features specific to such vehicles and relaxing certain existing standards without degrading the safety or environmental performances of the vehicles.

Japan implemented the EMC requirement (UNECE R10) as of August 1, 2011. The amended version (R10.04) will become applicable to new type vehicles from August 1, 2016 and to all vehicles from October 28, 2016.

Japan adopted the requirements for lighting devices (UN ECE R50) and symmetry front beams (UNECE R113) in 2015 and issued new standards for control/tell-tales (UNECE R60) which will apply to all motorcycles from July 1, 2017. They also issued new standards for advanced brake system (ABS: Anti-lock Brake System/ CBS: Combined Brake System) which will apply to new type motorcycles from October 1, 2018, and to all motorcycles from October 1, 2021.

The United States

The NHTSA amended the federal standard for lighting devices (FMVSS 108) to change visibility and other requirements, which became effective as of December 2012.

The NHTSA issued an amendment regulation to FMVSS108 “Lamps, reflective devices and associated equipment” to harmonize the license plate holder angle requirement (this allows license plates to be mounted on a plane up to 30 degrees upward; previously, the maximum allowable upward mounting angle was 15 degrees) with the European Regulation on December 17, 2015.

Europe

The EU has issued regulations to change the WVTA scheme in order to further enforce safety. The new safety regulations require advanced brake systems and functional safety and electrical safety requirements. The new EU WVTA (EU Regulation No. 168/2013) was published on March 2, 2013. This new system became applicable to new type motorcycles from January 2016 and will apply to new type mopeds from January 2017.

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

Other Regions

In India, the Auto Headlight On (AHO) function, which automatically turns on the head lamps when the engine is running, shall be installed on all two-wheelers manufactured on and after April 1, 2017 and also for new vehicle models manufactured on and after April 1, 2018. All vehicles manufactured on and after April 1, 2019 shall be fitted with an advanced brake system. Two-wheeled vehicles with engine capacity not more than 125cc; continuous rated or net power not more than 11kw; and power/weight ratio not more than 0.1 kw/kg shall be fitted with ABS or CBS. All other categories of two-wheeled vehicles shall be fitted with ABS in India.

The Brazilian safety authority (DENATRAN) issued a new regulation regarding anti-theft devices, which requires the installation of an immobilizer and a vehicle tracking system on vehicles and motorcycles sold or registered from August 1, 2009. However, this regulation has not been implemented yet because the court determined that the regulation was unconstitutional. An official declaration was later issued to suspend the validity of this regulation on October 20, 2015. The Brazil transport authority (CONTRAN) issued a new standard concerning motorcycle braking based on the UN ECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but they will add drive/driven sprocket, drive chain and muffler to the scope of application from September 24, 2017 at customs clearance.

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

In November 2015, CARB presented a policy to develop a regulation to replace 25% of spark-ignition engine products circulating in the market with zero-emission products by 2030.

Canada

The Canadian federal government introduced emissions regulations generally equivalent to the U.S. EPA regulations for outboard and personal watercraft engines from the 2012 model year. New regulations plan to include controls for evaporative emissions aligned with the EPA Phase 3 regulations.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulations and are applicable to small spark-ignition engines for non-road mobile machinery with 19 kW or less. The phase 2 regulation with durability requirement started from January 1, 2014. The phase 3 regulation is under discussion.

Europe

The European Committee started to consider the stage 3 regulation. Its requirement will follow the U.S. EPA phase 3 and the effective date will be 2018 or 2019.

Japan

The Japan Land Engine Manufacturers Association (LEMA) implemented the Phase 3 voluntary exhaust emission regulation from January 1, 2014. The requirements are consistent with the U.S. EPA Phase 3 regulation.

India

The Ministry of Environment issued a revised regulation for emission/noise standards applicable to gasoline/kerosene/LPG/CNG engine generators. The exhaust emission limits are very stringent. In particular, the CO level limit is less than half the limit allowed by the U.S. EPA Phase 3. It became effective as of June 2015.

Australia

The Australian Federal Government announced that they will introduce exhaust emission/evaporative emission regulations based on the U.S. EPA standards for all power products including outboard engines. New regulations are scheduled to be implemented in 2017.

2. Recycling /RoHS / WEEE / REACH

Europe

The same REACH compliance required for motor vehicles is required for power products. In June 2011, the European Union Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) was wholly revised and most power products will be within its scope after 2019.

Other Regions

Turkey and several Asian countries have adopted regulations which are similar to the European regulations (such as RoHS and WEEE). Ukraine and China plan to adopt regulations similar to European regulations which will apply to most power products.

3. Safety

Japan

The Institute of Agricultural Machinery amended the safety standard of backward speed requirements for walk-behind equipment from 3.6 km/h to 1.8 km/h, and the interpretation of splash protection guard requirements for brush cutters. New models have had to comply with the standard from April 2010 and all models have had to comply with it from April 2015.

The METI amended the technical requirements of the Electrical Appliances and Materials Safety Act and added requirements regarding the retention force of receptacle outlets and the flame resistance of circuit boards. These amended and additional requirements are scheduled to be implemented from July 2016.

The voluntary safety scheme for snow blowers newly included a requirement on dozers, which was implemented in April 2015.

The United States

Based on the “Consumer Product Safety Improvement Act of 2008”, walk-behind lawn mowers have had to comply with certificate requirements from November 11, 2008. The Consumer Product Safety Commission (CPSC) has enhanced the recall system by this Act. NFPA (National Fire Protection Association) 70 (NEC (National Electrical Code) 2014) has been amended and the installation of Ground Fault Circuit Interrupter (GFCI) has become mandatory for certain generators. In 2014, an American National Standard Institute (ANSI) Standard for Snow Blowers was amended. In 2015, a new ANSI Standard for Generators was published. In 2016, an ANSI Standard for Tillers was amended.

Europe

Low Voltage Directive (LVD) and Electromagnetic Compatibility Directive (EMCD) have been amended and they became applicable from April 2016. Recreational Craft Directive (RCD) Stage 2 also became effective. The amendment to the Machinery Directive (the implementation timing is unknown) and the amendment to the Noise Directive (the implementation is expected to be started from 2021) are being planned. The Gas Appliance Regulation has been published and accordingly, the Gas Appliance Directive will expire in 2018.

China

The General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) has issued final regulations for spark-ignition engines which include a wide variety of requirements such as machinery safety, thermal protection, electrical safety, and others. It became effective in 2015.

Other Regions

In 2015, Argentina amended the certification system for generators. Also in 2015, Vietnam published a compulsory certification system for engine-driven sprayers. In Mexico, a compulsory certification system for brush cutters was proposed in 2015.

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

2. Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies, which includes the spread of electric-powered motor technology. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3. Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region. In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote the global spread of electric-powered motor technology. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to demonstrate its continued commitment to meeting the needs of different customers throughout the world by upgrading its sales and service structure.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents as well as technologies that enhance compatibility between large and small vehicles. Honda will also expand its lineup of products incorporating such technologies. In addition, Honda will promote research and development to commercialize automated driving. Honda will reinforce and continue to advance its contribution to traffic safety in Japan and motorized societies abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells. With the long-term goal of reducing total CO2 emissions by 50% compared to year 2000 levels by 2050, Honda has set an interim target to reduce CO2 emissions from its global products by 30% by 2020. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions related to mobility and people’s everyday lives.

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

C. Organizational Structure

As of March 31, 2016, the Company had 89 Japanese subsidiaries and 279 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	83.0
A.P. Honda Co., Ltd.	Thailand	Sales	61.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2016, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	4,816	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	2,171	Power products and transmissions
Suzuka, Mie, Japan	6,088	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,399	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A	995	Aircrafts
Burlington, North Carolina, U.S.A.	80	Aircraft engines
Marysville, Ohio, U.S.A.	4,905	Automobiles
Anna, Ohio, U.S.A.	2,429	Engines
East Liberty, Ohio, U.S.A.	1,861	Automobiles
Lincoln, Alabama, U.S.A.	4,767	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,151	Automobiles
Alliston, Canada	4,175	Automobiles and engines
El Salto, Mexico	1,555	Motorcycles and automobiles
Celaya, Mexico	4,749	Automobiles
Swindon, U.K.	2,597	Automobiles and engines
Gebze, Turkey	729	Motorcycles and automobiles
Guangzhou, China	888	Automobiles
Gurgaon, India	3,160	Motorcycles
Greater Noida, India	2,386	Automobiles
Alwar, India	2,491	Motorcycles and automobiles
Narasapura, India	1,553	Motorcycles
Ahemdabad, India	686	Motorcycles
Karawang, Indonesia	2,415	Automobiles and engines
Melaka, Malaysia	2,646	Automobiles
Ayutthaya, Thailand	2,976	Automobiles
Prachinburi, Thailand	838	Automobiles
Bangkok, Thailand	3,578	Motorcycles and power products
Phuc Yen, Vietnam	4,228	Motorcycles and automobiles
Duy Tien, Vietnam	266	Motorcycles
Buenos Aires, Argentina	1,197	Motorcycles and automobiles
Sumare, Brazil	3,374	Automobiles
Manaus, Brazil	6,872	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2016, the Company’s property, with a net book value of approximately ¥67.7 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2016 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,615.0 billion, increased by ¥280.0 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥647.4 billion, decreased by ¥6.3 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2015	2016	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥68,171	¥59,229	¥(8,942)
Automobile Business	573,312	571,796	(1,516)
Financial Services Business	1,681,610	1,968,257	286,647
Financial Services Business (Excluding Equipment on Operating Leases)	432	719	287
Power Product and Other Businesses	11,896	15,754	3,858
Total	¥2,334,989	¥2,615,036	¥280,047
Total (Excluding Equipment on Operating Leases)	¥653,811	¥647,498	¥(6,313)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥59,229 million in the fiscal year ended March 31, 2016. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥571,796 million in the fiscal year ended March 31, 2016. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥719 million in the fiscal year ended March 31, 2016, while capital expenditures for equipment on operating leases were ¥1,967,538 million. Capital expenditures in Power products and other businesses in the fiscal year ended March 31, 2016, totaling ¥15,754 million, were deployed to upgrade, streamline, and modernize manufacturing facilities for power products, and to improve R&D facilities for power products.

Plans after fiscal year 2016

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2017 are shown below.

Fiscal year ending March 31, 2017
Yen (millions)
Motorcycle Business	¥54,200
Automobile Business	492,800
Financial Services Business	500
Power Product and Other Businesses	12,500

Total	¥560,000

The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.

Intangible assets are not included in the table above.

Item 4A. Unresolved Staff Comments

We do not have any unresolved written comments provided by the staff of the SEC regarding our periodic reports under the Securities Exchange Act of 1934.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our critical accounting policies and our financial positions and operating results together with our consolidated financial statements included in this Annual Report.

A. Operating Results

Overview

Business Environment

With respect to the economic environment, the United States’ economy continued to recover, mainly due to an improving jobs market, a gradual increase in housing starts, and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and personal consumption. In the Asian economies, India experienced a moderate recovery, China’s economy slowed gradually, Indonesia experienced a slight slowing, and Thailand’s economy slowed down. The Japanese economy continued on a gradual recovery track, mainly due to an improvement trend in employment conditions and an upturn in capital investment.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of Fiscal Year 2016 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2016 increased from the fiscal year ended March 31, 2015, due mainly to increased sales revenue in Automobile business and Financial Services Business operations. Operating profit decreased from the previous fiscal year, due mainly to an increase in selling, general and administrative expenses including product warranty expenses as well as negative foreign currency effects, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) in fiscal year 2016 totaled 10,572 thousand units, a decrease of 1.4% from the previous fiscal year, due mainly to a decline in Brazil which more than offset increases primarily in Vietnam and the Philippines.

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,636 thousand units in fiscal year 2016, an increase of 3.5% from the previous fiscal year, due mainly to increases in sales in North America and Asia following the launch of new models and full-model-changes. On the other hand, sales primarily declined in Japan as a result of difficult market conditions.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2016 totaled 5,965 thousand units, a decrease of 0.3% from the previous fiscal year primarily due to a decrease in sales in Europe which more than offset an increase in North America and other countries.

Fiscal Year 2016 Compared with Fiscal Year 2015

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2016, increased by ¥1,273.0 billion, or 9.6%, to ¥14,601.1 billion from the fiscal year ended March 31, 2015, due mainly to increased sales revenue in the Automobile business and Financial services business operations. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥853.9 billion, or 6.4%, compared to the increase as reported of ¥1,273.0 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,440.2 billion, or 11.4%, to ¥14,097.7 billion from the previous fiscal year. Cost of sales increased by ¥1,001.6 billion, or 9.7%, to ¥11,332.3 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated unit sales in the Automobile business. Selling, general and administrative expenses increased by ¥388.3 billion, or 22.6%, to ¥2,108.8 billion from the previous fiscal year, due mainly to increased product warranty expenses. Product warranty expenses include expenses related to airbag inflators. Research and development expenses increased by ¥50.3 billion, or 8.3%, to ¥656.5 billion from the previous fiscal year.

Operating Profit

Operating profit decreased by ¥167.2 billion, or 24.9%, to ¥503.3 billion from the previous fiscal year, due mainly to an increase in selling, general and administrative expenses including product warranty expenses and negative foreign currency effects, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction. Honda estimates that by excluding negative foreign currency effects of approximately ¥60.1 billion, operating profit would have decreased by approximately ¥107.0 billion.

With respect to the discussion above of the changes, management identified factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated sales. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Japanese yen and others at the level of the Company and its material consolidated subsidiaries.

Profit before Income Taxes

Profit before income taxes decreased by ¥170.7 billion, or 21.2%, to ¥635.4 billion. The main factors behind this decrease, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a positive impact of ¥29.9 billion, due mainly to an increase in profit attributable to increased sales revenue at affiliates and joint ventures in Asia, which was partially offset by a recognition of impairment loss on certain investments accounted for using the equity method.

Finance income and finance costs had a negative impact of ¥33.4 billion, due mainly to a decrease in gains on foreign exchange. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥16.0 billion, or 6.5%, to ¥229.0 billion from the previous fiscal year. The average effective tax rate increased 5.7 percentage points to 36.1% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year decreased by ¥154.7 billion, or 27.6%, to ¥406.3 billion from the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent decreased by ¥164.9 billion, or 32.4%, to ¥344.5 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests increased by ¥10.1 billion, or 19.7%, to ¥61.8 billion from the previous fiscal year, due mainly to an increase in profit for the year of the subsidiaries in Asia which have non-controlling interests.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) totaled 10,572 thousand units, decreased by 1.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Other Regions, which was partially offset by increase in Asia.

Sales revenue from external customers decreased by ¥41.2 billion, or 2.2%, to ¥1,805.4 billion from the previous fiscal year, due mainly to negative foreign currency translation effects. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥13.1 billion, or 0.7%, compared to the decrease as reported of ¥41.2 billion, which includes negative foreign currency translation effects.

Operating costs and expenses decreased by ¥30.8 billion, or 1.9%, to ¥1,623.6 billion from the previous fiscal year. Cost of sales decreased by ¥30.3 billion, or 2.3%, to ¥1,312.4 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales and positive foreign currency effects. Selling, general and administrative expenses decreased by ¥9.3 billion, or 4.0%, to ¥224.5 billion, due mainly to positive foreign currency effects. Research and development expenses increased by ¥8.8 billion, or 11.4%, to ¥86.6 billion.

Operating profit decreased by ¥10.3 billion, or 5.4%, to ¥181.7 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by continuing cost reduction.

Japan

Total industry demand for motorcycles in Japan* decreased by around 6% from the previous fiscal year to approximately 390 thousand units in fiscal year 2016.

Honda’s consolidated unit sales in Japan declined 9.5% from the previous fiscal year to 180 thousand units in fiscal year 2016, reflecting an overall decline in unit sales of scooter models, despite an increase in unit sales of the Tact 50cc scooter and certain other models.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, increased around 2% from the previous year to approximately 720 thousand units in calendar year 2015.

Honda’s consolidated unit sales in North America increased 7.7% from the previous fiscal year to 308 thousand units in fiscal year 2016. This was mainly due to a sales increase of side-by-side (SxS) models, centered on the new Pioneer 1000, and motorcycles, primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-side (SxS) models.

Europe

Total demand for motorcycles in Europe* increased around 9% from the previous year to approximately 810 thousand units in calendar year 2015.

Honda’s consolidated unit sales in Europe increased 6.8% from the previous fiscal year to 204 thousand units in fiscal year 2016, mostly as a result of robust sales of commuter models and the launch of the new CRF1000L Africa Twin model.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* decreased around 6% from the previous year to approximately 39,140 thousand units in calendar year 2015.

Looking at market conditions by country, in calendar year 2015, demand in India increased about 1% from the previous year to approximately 16,120 thousand units. Demand in China decreased around 14% from the previous year to approximately 9,200 thousand units. Demand in Indonesia decreased around 18% from the previous year to approximately 6,480 thousand units. Vietnam saw demand increase around 5% from the previous year to approximately 2,840 thousand units. Demand in Thailand declined around 1% from the previous year to approximately 1,670 thousand units. Demand in Pakistan increased around 16% from the previous year to approximately 1,520 thousand units.

Honda’s consolidated unit sales in Asia increased 2.0% from the previous fiscal year to 8,650 thousand units in fiscal year 2016. This was due in part to brisk sales of scooter models such as the Vision scooter in Vietnam, increased sales of the TMX125 Alpha model in the Philippines, as well as other factors.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is a joint venture accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2016 decreased around 9% from the previous fiscal year to approximately 4,450 thousand units due mainly to lackluster overall market conditions, despite steady sales of the Vario series and other models.

*	Based on Honda research. Only includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, declined about 17% from the previous year to approximately 1,190 thousand units in calendar year 2015, mainly due to an increase in unemployment and stricter lending standards for retail loans amid a continued worsening of economic conditions.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 21.7% from the previous fiscal year to 1,230 thousand units in fiscal year 2016, mainly reflecting an overall market slump in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,636 thousand units, increased by 3.5% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America and Asia, which was partially offset by a decrease in Japan.

Sales revenue from external customers increased by ¥1,022.0 billion, or 10.6%, to ¥10,625.4 billion from the previous fiscal year, due mainly to increased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥682.7 billion, or 7.1%, compared to the increase as reported of ¥1,022.0 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥1,009.8 billion, or 10.3%, to ¥10,767.6 billion from the previous fiscal year.

Operating costs and expenses increased by ¥1,136.2 billion, or 12.0%, to ¥10,614.3 billion from the previous fiscal year. Cost of sales increased by ¥708.6 billion, or 9.3%, to ¥8,350.5 billion, due mainly to an increase in costs attributable to increased consolidated unit sales and negative foreign currency effects. Selling, general and administrative expenses increased by ¥385.9 billion, or 28.9%, to ¥1,723.7 billion, due mainly to increased product warranty expenses. Product warranty expenses include expenses related to airbag inflators. Research and development expenses increased by ¥41.5 billion, or 8.3%, to ¥539.9 billion.

Operating profit decreased by ¥126.3 billion, or 45.2%, to ¥153.3 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses including product warranty expenses and negative foreign currency effect, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction.

Proportion of retail unit sales by vehicle category:

	Fiscal year ended March 31,
	2015	2016
Passenger cars:	58%	52%
Accord, Accord Hybrid, Amaze, Brio, Brio Amaze, Brio Satya, City, Civic, Civic Tourer, Civic Type R, Crider, CR-Z, Fit/Jazz, Fit/Jazz Hybrid, Freed, Freed Hybrid, Freed Spike, Freed Spike Hybrid, Grace, Grace Hybrid, Greiz, Honda Mobilio, Insight, Jade, Jade Hybrid, Legend Hybrid, Mobilio, Shuttle, Shuttle Hybrid, Spirior, Acura ILX, Acura RLX, Acura TLX

Light trucks:	33%	41%
BR-V, Crosstour, CR-V, Elysion, Odyssey, Odyssey Hybrid, Pilot, Step WGN, Vezel/HR-V, Vezel Hybrid, XR-V, Acura MDX, Acura RDX

Mini vehicles:	9%	7%
Acty, N-BOX, N-BOX +, N-BOX Slash, N-ONE, N-WGN, S660, Vamos

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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 35% higher, our passenger cars category was approximately 15% lower and our mini vehicles category was approximately 60% lower than total weighted average contribution margin for the fiscal year ended March 31, 2016. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 decreased around 7% from the previous fiscal year to approximately 4,930 thousand units in fiscal year 2016. This was greatly influenced by the impact of a tax increase on mini vehicles.

Honda’s consolidated unit sales in Japan decreased 11.8% from the previous fiscal year to 614 thousand units*2 in fiscal year 2016. The main reason for the decline was a tax increase on mini vehicles. This was despite the positive effect from the introduction of new automobile models such as the Shuttle, and a full-model-change of the Step WGN, and other factors.

Honda’s unit production of automobiles in fiscal year 2016 decreased 12.3% from the previous fiscal year to 761 thousand units. This was mainly due to the negative effect of a decline in unit sales in Japan, which more than offset an increase in export volume.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, rose around 6% from the previous year to approximately 17,470 thousand units in calendar year 2015. This was mainly attributable to a continued recovery in economic conditions, including the positive effects of an improvement in employment conditions, a gradual rise in housing starts, and a continued increase in personal consumption, as well as a surge in light truck sales as a result of lower gasoline prices.

Under these conditions, Honda’s consolidated unit sales in North America increased 10.2% from the previous fiscal year to 1,929 thousand units in fiscal year 2016. This increase was mainly attributable to the effect of launching the new HR-V model, and brisk sales of the CR-V and Civic models.

Honda manufactured 1,919 thousand units in fiscal year 2016, an increase of 6.0% from the previous fiscal year. This increase mainly reflected an increase in unit production at Honda’s plants in the United States and Canada, primarily to cope with brisk sales of CR-V and Civic models, and increased production of HR-V models at the plant in Mexico.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased about 9% from the previous year to approximately 14,200 thousand units in calendar year 2015, mainly driven by the gradual recovery in economic conditions.

Honda’s consolidated unit sales in Europe increased 6.8% from the previous fiscal year to 172 thousand units in fiscal year 2016. This was mainly due to the positive effect of launching the new HR-V model.

Unit production at Honda’s U.K. plant in fiscal year 2016 was roughly level with the previous fiscal year at 115 thousand units.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturer’s Association)) New passenger car registrations cover 28 EU countries and three EFTA countries.

Asia

Total demand for automobiles in Asia increased around 3% from the previous year to approximately 7,090 thousand units*1 in calendar year 2015. This was mainly due to a recovery in demand in India despite a moderate slowdown in Indonesia. Total demand for automobiles in China increased about 5% from the previous calendar year to approximately 24,590 thousand units*2.

Honda’s consolidated unit sales in Asia outside Japan increased 5.2% from the previous fiscal year to 670 thousand units in fiscal year 2016. This increase was mainly attributable to brisk sales of the HR-V in Malaysia and Indonesia, the launch of the new Mobilio model in the Philippines, and the effect of launching the new BR-V model in Indonesia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China increased 33.5% from the previous fiscal year to 1,053 thousand units in fiscal year 2016. The increase was mainly attributable to strong sales of the XR-V and Vezel models.

Honda’s unit production by consolidated subsidiaries in Asia increased 3.0% from the previous fiscal year to 718 thousand units*3 in fiscal year 2016.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd. increased 29.5% from the previous fiscal year to 1,049 thousand units in fiscal year 2016.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil*, the principal market within Other Regions, decreased around 26% from the previous year to approximately 2,480 thousand units in calendar year 2015. The decrease resulted mainly from a deterioration in the unemployment rate and an increase in loan interest rates amid continued difficult economic conditions and a downturn due to the termination of the tax reduction program for manufactured products (IPI (Imposto Sobre Produtos Industrializados)).

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 6.7% from the previous fiscal year to 251 thousand units in fiscal year 2016. This result was due to a decrease in sales mainly in the Middle East, which was more than offset brisk sales of the HR-V model in Brazil and other factors.

Unit production at Honda’s plant in Brazil increased 7.5% from the previous fiscal year to 144 thousand units in fiscal year 2016.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association)) Includes passenger cars and light commercial vehicles.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through its finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil, Thailand.

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2016 decreased by ¥332.7 billion, or 3.7%, to ¥8,686.1 billion from the March 31, 2015. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2016 would have increased by approximately ¥236.0 billion, or 2.6%, compared to the decrease as reported of ¥332.7 billion, which includes negative foreign currency translation effects.

Sales revenue from external customers increased by ¥280.0 billion, or 18.0%, to ¥1,835.6 billion from the previous fiscal year, due mainly to an increase in operating lease revenues and revenues on disposition of lease vehicles. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥151.1 billion, or 9.7%, compared to the increase as reported of ¥280.0 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥281.7 billion, or 18.0%, to ¥1,849.7 billion from the previous fiscal year.

Operating costs and expenses increased by ¥285.0 billion, or 20.9%, to ¥1,650.3 billion from the previous fiscal year. Cost of sales increased by ¥275.2 billion, or 21.6%, to ¥1,547.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased operating lease revenues and revenues on disposition of lease vehicles. Selling, general and administrative expenses increased by ¥9.7 billion, or 10.4%, to ¥103.1 billion.

Operating profit decreased by ¥3.2 billion, or 1.6%, to ¥199.3 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,965 thousand units, decreased by 0.3% from the previous fiscal year, due mainly to an decrease in consolidated unit sales in Europe, which was partially offset by an increase in North America.

Sales revenue from external customers increased by ¥12.1 billion, or 3.8%, to ¥334.7 billion from the previous fiscal year, due mainly to increased sales revenue in Other businesses. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥6.8 billion, or 2.1%, compared to the increase as reported of ¥12.1 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥5.3 billion, or 1.5%, to ¥352.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥32.5 billion, or 9.3%, to ¥383.3 billion from the previous fiscal year. Cost of sales increased by ¥30.6 billion, or 11.5%, to ¥296.0 billion, due mainly to an increase in operating costs in Other businesses. Selling, general and administrative expenses increased by ¥1.9 billion, or 3.6%, to ¥57.4 billion. Research and development expenses totaled to ¥29.8 billion basically unchanged from the previous fiscal year.

Operating loss was ¥31.1 billion, an increase of ¥27.2 billion from the previous fiscal year, due mainly to an increase in operating costs in Other businesses.

*	Aircrafts and aircraft engines which began deliveries in December 2015 are included in the Power product and other businesses segment.

Japan

Honda’s consolidated unit sales in power product business operations in Japan increased 7.4% from the previous fiscal year to 363 thousand units in fiscal year 2016. This was mainly due to an increase in sales of OEM* engines, which more than offset a decline in sales of snow blowers and other models.

*	OEM (Original Equipment Manufacturer): refers to the manufacturers of products and components sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America increased 3.9% from the previous fiscal year to 2,811 thousand units in fiscal year 2016. This was mainly attributable to an increase in sales of generators, lawn mowers, and OEM engines.

Europe

Honda’s consolidated unit sales in Europe decreased 7.6% from the previous fiscal year to 1,008 thousand units in fiscal year 2016. This was mostly due to a decline in sales of OEM engines.

Asia

Honda’s consolidated unit sales in Asia decreased 2.4% from the previous fiscal year to 1,349 thousand units in fiscal year 2016. The main reason was a decrease in sales of OEM engines, despite an increase in sales of water pumps and other factors.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) decreased 7.1% from the previous fiscal year to 434 thousand units in fiscal year 2016. This was mainly due to a decrease in sales of OEM engines.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales was ¥3,928.5 billion basically unchanged from the previous fiscal year, due mainly to an increase in sales revenue in the Financial services business, which was partially offset by a decrease in sales revenue in the Automobile business. Operating loss was ¥98.7 billion, a decrease in operating profit of ¥308.8 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses including product warranty expenses and a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by positive foreign currency effects.

North America

In North America, which mainly consists of the United States, sales revenue increased by ¥1,336.2 billion, or 18.6%, to ¥8,537.0 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business and Financial services business. Operating profit increased by ¥29.3 billion, or 16.2%, to

¥210.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and model mix, which was partially offset by increased selling, general and administrative expenses including product warranty expenses and negative foreign currency effects.

Europe

In Europe, sales revenue increased by ¥52.1 billion, or 7.2%, to ¥776.0 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business. Operating profit was ¥18.7 billion, an increase of ¥41.3 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and model mix, which was partially offset by increased selling, general and administrative expenses and negative foreign currency effects.

Asia

In Asia, sales revenue increased by ¥206.8 billion, or 6.2%, to ¥3,535.3 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business and Motorcycle business. Operating profit increased by ¥56.6 billion, or 20.3%, to ¥335.5 billion from the previous fiscal year, due mainly to continuing cost reduction, increased profit attributable to increased sales revenue and model mix and positive foreign currency effects, which was partially offset by increased selling, general and administrative expenses.

Other Regions

In Other Regions, sales revenue decreased by ¥141.6 billion, or 14.9%, to ¥808.6 billion from the previous fiscal year, due mainly to a decrease in sales revenue in the Motorcycle business. Operating loss was ¥8.3 billion, a decrease of ¥48.4 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses and negative foreign currency effects, which was partially offset by continuing cost reduction.

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
The total includes motorcycles and ATVs, but does not include side-by-side (SxS) models.

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

Significant Factors Affecting Our Results of Operations

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of the inflator rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments inside of the cars. We have been continuing to focus on the satisfaction and safety of our customers and make every effort to replace those airbag inflators affected by market-based measures as quickly as possible.

Provisions recorded for the above warranty programs accrued during the period for the years ended March 31, 2015 and 2016 are approximately ¥120.0 billion and approximately ¥436.0 billion, respectively. These include the financial impact from the amendment of the Consent Order issued by NHTSA in November 2015, which is based on an agreement with our supplier in May 2016.

The number of airbag inflators subject to provisions above, which were conducted in market-based measures for the year ended March 31, 2016 are approximately 11,880 thousand units for the driver’s side and approximately 6,000 thousand units for the passenger’s side.

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

The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are described in note “(3) Significant Accounting Policies” to the accompanying consolidated financial statements.

We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our products for specific periods of time. We also provide specific warranty programs, including product recalls, as needed. Product warranties vary depending upon the nature of the product, the geographic location of their sales and other factors.

We recognize costs for general warranties on products we sell and for specific warranty programs, including product recalls. We recognize general estimated warranty costs at the time products are sold to customers. We also recognize specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Estimated warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers that typically warrant these parts.

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

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Provisions for product warranties
Balance at beginning of year	¥212,824	¥274,231	¥421,523
Provision*	168,994	295,035	607,646
Charge-offs	(104,396)	(156,787)	(257,574)
Reversal	(13,210)	(12,171)	(12,907)
Exchange differences on translating foreign operations	10,019	21,215	(31,247)

Balance at end of year	¥274,231	¥421,523	¥727,441

Sales revenue	¥12,506,091	¥13,328,099	¥14,601,151

*

Provisions for product warranties accrued during the period for the years ended March 31, 2014, 2015 and 2016 are ¥168.9 billion, ¥295.0 billion and ¥607.6 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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

Credit risk on dealer finance receivables is affected primarily by the financial strength of the dealers within the portfolio, the value of collateral securing the financings, and economic factors that could affect the creditworthiness of dealers. Exposure to credit risk in dealer financing is managed by performing comprehensive reviews of dealers prior to establishing financing arrangements and monitoring the payment performance and creditworthiness of dealers with existing financing arrangements on an ongoing basis.

The allowance for credit losses is management’s estimate of probable losses incurred on receivables from financial services. Estimated losses on past due operating lease rental payments are also recognized with an allowance for credit losses. Our finance subsidiaries evaluate these estimates, at minimum, on a quarterly basis.

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Market and economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated into these models. Estimated losses on operating leases expected to terminate early due to lessee defaults are also determined collectively, consistent with the methodologies used for consumer finance receivables.

Dealer finance receivables are individually evaluated for impairment when specifically identified as impaired. Dealer finance receivables are considered to be impaired when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer finance receivables are impaired is based on evaluations of dealership payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer finance receivables that have not been specifically identified as impaired are collectively evaluated for impairment.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net charge-offs during fiscal year 2016, the provision for fiscal year 2016 and the allowance balance at the end of fiscal year 2016 would have increased by approximately ¥4.8 billion and ¥2.5 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2016.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2014	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥18,528	¥788	¥1,278	¥20,594
Provision	18,688	311	1,165	20,164
Charge-offs	(25,610)	(574)	(112)	(26,296)
Recoveries	9,681	94	11	9,786
Exchange differences on translating foreign operations	683	17	252	952

Balance at end of year	¥21,970	¥636	¥2,594	¥25,200

Ending balance of receivables from financial services	¥4,563,700	¥330,087	¥496,899	¥5,390,686
Average balance of receivables from financial services	¥4,180,635	¥347,768	¥465,456	¥4,993,859
Net charge-offs as a % of average balance of receivables from financial services	0.38%	0.14%	0.02%	0.33%
Allowance as a % of ending balance of receivables from financial services	0.48%	0.19%	0.52%	0.47%

	Yen (millions)
For the year ended March 31, 2015	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥21,970	¥636	¥2,594	¥25,200
Provision	18,213	349	(202)	18,360
Charge-offs	(26,673)	(620)	(385)	(27,678)
Recoveries	9,101	131	27	9,259
Exchange differences on translating foreign operations	38	3	(144)	(103)

Balance at end of year	¥22,649	¥499	¥1,890	¥25,038

Ending balance of receivables from financial services	¥4,901,918	¥260,543	¥556,735	¥5,719,196
Average balance of receivables from financial services	¥4,732,809	¥295,315	¥526,817	¥5,554,941
Net charge-offs as a % of average balance of receivables from financial services	0.37%	0.17%	0.07%	0.33%
Allowance as a % of ending balance of receivables from financial services	0.46%	0.19%	0.34%	0.44%

	Yen (millions)
For the year ended March 31, 2016	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥22,649	¥499	¥1,890	¥25,038
Provision	24,148	457	769	25,374
Charge-offs	(31,258)	(268)	(64)	(31,590)
Recoveries	8,839	107	98	9,044
Exchange differences on translating foreign operations	(2,078)	(33)	(190)	(2,301)

Balance at end of year	¥22,300	¥762	¥2,503	¥25,565

Ending balance of receivables from financial services	¥4,227,816	¥227,502	¥589,889	¥5,045,207
Average balance of receivables from financial services	¥4,564,867	¥244,023	¥573,312	¥5,382,202
Net charge-offs as a % of average balance of receivables from financial services	0.49%	0.07%	(0.01)%	0.42%
Allowance as a % of ending balance of receivables from financial services	0.53%	0.33%	0.42%	0.51%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2014	2015	2016
Provision for credit losses on past due lease payments under operating leases	¥1,704	¥1,869	¥2,141
Impairment losses on operating leases due to early termination	¥3,304	¥4,077	¥5,486

Fiscal Year 2016 Compared with Fiscal Year 2015

The provision for credit losses on receivables from financial services for the fiscal year ended March 31, 2016 increased by ¥7.0 billion, or 38.2%, from the fiscal year ended March 31, 2015. Net charge-offs of receivables from financial services for the fiscal year ended March 31, 2016 increased by ¥4.1 billion, or 22.4%, from the fiscal year ended March 31, 2015. The increase in the provision for credit losses and net charge-offs was attributable to higher loss severities on receivables in our North American finance subsidiaries. Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2016 increased by ¥1.4 billion, or 34.6%, from the fiscal year ended March 31, 2015 due to the growth in equipment on operating leases in our North American finance subsidiaries.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2016 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥5.4 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥0.8 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2016. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2016 were 0.5% and 2.1%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2016 were 3.6 - 4.2% and 2.5 - 3.6%, respectively.

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

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2015 and 2016. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

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

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥495.3 billion as of March 31, 2016. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥6,326.0 billion as of March 31, 2016.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2016 Compared with Fiscal Year 2015

Consolidated cash and cash equivalents on March 31, 2016 increased by ¥285.7 billion from March 31, 2015, to ¥1,757.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥1,390.9 billion of cash inflows. Cash inflows from operating activities increased by ¥370.5 billion compared with the previous fiscal year, due mainly to an increase in cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥875.0 billion of cash outflows. Cash outflows from investing activities increased by ¥34.5 billion compared with the previous fiscal year, due mainly to an increase in payments for acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥95.2 billion of cash outflows. Cash outflows from financing activities increased by ¥107.7 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities.

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

Liquidity

The ¥1,757.4 billion in cash and cash equivalents as of March 31, 2016 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2016 corresponds to approximately 1.4 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,128.1 billion have committed lines of credit equivalent to ¥1,100.8 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2016 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2016.

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

C. Research and Development

The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. To attain this goal, Honda’s main R&D divisions operate independently as subsidiaries, allowing engineers to pursue their tasks with significant freedom. Product-related R&D is conducted mainly by Honda R&D Co., Ltd. in Japan; Honda R&D Americas, Inc. in the United States; and Honda R&D Asia Pacific Co., Ltd. in Thailand. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. in the United States. All of these entities work in close association with our other entities and businesses in their respective regions.

Total consolidated R&D expenditures incurred during the fiscal year 2014, 2015 and 2016 were ¥625.6 billion, ¥670.3 billion and ¥719.8 billion, respectively.

In addition, a portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized, and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.

R&D activities by segment are as follows.

Motorcycle Business

In the Motorcycle Business segment, Honda is aiming to deliver appealing products in a timely manner that offer outstanding environmental performance and that will enable customers to experience the joy of ownership.

Among major technological achievements, in the small motorcycle sector, Honda developed a single-cylinder 150cc water-cooled engine with one of the best acceleration in its class that also achieves both enhanced performance at low-to-medium speeds and superior fuel economy. This engine was installed on the Sonic 150R launched in Indonesia. In Brazil, we launched the XRE190, which features the first ABS system on a Honda motorcycle, a lightweight compact system with simple structure developed for small motorcycles.

In the large motorcycle sector, we launched the CRF1000L Africa Twin in Europe, Japan and other countries, featuring a newly developed compact four-stroke OHC in-line two-cylinder 1000cc water-cooled engine. Adopting the latest semi-double cradle frame and high-performance suspension, this adventure model achieves both superior off-road performance and nimble on-road handling.

Furthermore, we launched the RC213V-S, a street legal version of the RC213V race machine that swept the MotoGP-class of the FIM Grand Prix World Championship in 2013 and 2014. The RC213V utilizes lightweight components, being processed with accuracy and precision craftsmanship to make it a standout among mass-produced motorcycles.

In the scooter sector, LED headlights were newly added to the core Air Blade model in Vietnam, and fuel economy and noise levels were upgraded through engine improvements and weight reductions to the frame.

In the electrical technologies, development is underway toward introduction of a commuter EV based on the EV-CUB Concept unveiled at the Tokyo Motor Show.

R&D expenditures in this segment incurred during the fiscal year 2014, 2015 and 2016 were ¥72.3 billion, ¥73.7 billion and ¥76.7 billion, respectively.

Automobile Business

In the Automobile Business segment, Honda has been involved in R&D activities with the aim of customer satisfaction with advanced technologies and competitiveness under the themes of ‘Creating New Values’ and ‘Advanced R&D Activities Worldwide’.

Among major technological achievements in the automobile business segment, Honda launched the Clarity Fuel Cell in Japan, a product on the leading edge of the times. This fuel cell vehicle features a high-compression hydrogen storage tank, and through improved powertrain efficiency and running energy, achieves world-class driving range per one hydrogen filling as a zero emissions vehicle. The time required to top off the fuel tank is also about three minutes, achieving convenience on par with traditional gasoline-power vehicles. It is also the first sedan-type FCV in the world to carry five passengers.

Honda also launched the new Step WGN, featuring a newly-developed direct injection 1.5L VTEC Turbo engine, the new Odyssey Hybrid, featuring high torque and high output while reducing its size and weight, and the new Vezel, with improved equipment to enhance its competitiveness. The Vezel is sold in countries other than Japan under the trade name of HR-V, and in Europe, a type featuring a 1.6L i-DTEC diesel engine is available, in addition to a traditional gasoline engine model. All three of the above models feature Honda SENSING, an advanced driver-assistive system to prevent and avoid accidents.

In North America, Honda’s largest market, the 10th generation Civic sedan was launched, striving to achieve a new benchmark in the compact car segment. The new Civic sedan was jointly developed by development teams in Japan and the United States, and its driving performance, fuel economy, and safety were all updated. Available engine types include the in-line four-cylinder 1.5L DOHC direct injection turbo engine, and the in-line four-cylinder 2.0L DOHC i-VTEC engine. Also featured is Honda SENSING, providing new value in the compact car segment. This Civic sedan was awarded the North American Car of the Year at the North American International Auto Show for the first time in ten years.

In the electrical technologies, development has been underway for plug-in hybrids that Honda regards and expects as the future of EVs, and development is also underway for zero emission vehicles such as fuel cell vehicles and battery EVs ahead of an expected eventual rise in demand.

R&D expenditures in this segment incurred during the fiscal year 2014, 2015 and 2016 were ¥524.3 billion, ¥567.3 billion and ¥614.2 billion, respectively.

Power Product and Other Businesses

Honda has involved research and development in the Power Products Business, based on the principle of ‘Expand the usefulness and joy towards worldwide customers, by having a full understanding of the market, looking into the future and adapting business fundamentals’.

Among major technological achievements, Honda launched the Comame (F220), Puchina (FG201) and Salad (FF500) compact tillers in Japan. These models feature improved styling, ease of transport, and operability, and also conform to new safety standards set by the Institute of Agricultural Machinery.

Utilizing inverter technologies harbored in the development process for generators, Honda introduced the Power Exporter 9000, a 9kVA portable external power generator that converts electrical power from fuel cell vehicles to power communities, homes, and facilities.

In other areas, corporate leasing began for Honda Walking Assist, a compact and lightweight assistive device for use in walking training. It features technologies for bipedal walking gained from the development process for the ASIMO humanoid robot. Based on the inverted pendulum model of bipedal walking theory, Honda Walking Assist serves to guide the customer into efficient walking. Moving forward, Honda will work to promote its use in walking training in hospitals and rehabilitation environments.

In electrical technologies, R&D activities have been underway, as Honda seeks to expand electrification efforts, for products such as lawn mowers and power units for OEM manufacturers.

In Other Businesses such as the aircraft engines, Honda seeks to establish a sustainable business structure and make a name for itself in the industry. Under this policy, Honda progressed product improvement and cost reductions of the HF120 jet engine. Through proprietary technologies such as Over-The-Wing Engine Mount, natural laminar flow wings, and an integrally molded carbon composite fuselage, the HondaJet achieves top speed, flight ceiling, climbing ability, fuel economy, and cabin size that are among the best in its class. The HondaJet made a world tour across 13 countries, and after initial demonstrations in Japan, Europe, and South America, it received a Type Certification (TC) from the United States Federal Aviation Administration (FAA) in December 2015. Its deliveries commenced afterwards.

R&D expenditures in this segment incurred during the fiscal year 2014, 2015 and 2016 were ¥28.9 billion, ¥29.2 billion and ¥28.8 billion, respectively.

Patents and Licenses

As of March 31, 2016, Honda owned more than 20,900 patents in Japan and more than 26,400 patents abroad. Honda also had applications pending for more than 7,400 patents in Japan and for more than 14,600 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this obligation as of March 31, 2016 was ¥125.6 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2016, we guaranteed ¥19.1 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥19.1 billion. As of March 31, 2016, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2016:

Contractual Obligations

	Yen (millions)
	Total	Payments due by period
		Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥6,756,164	¥2,873,706	¥2,545,316	¥1,075,162	¥261,980
Other financial liabilities	146,575	74,492	33,157	24,357	14,569
Future minimum lease payments under non-cancelable operating leases	74,463	18,263	20,880	10,835	24,485
Purchase and other commitments*1	98,584	60,547	24,336	13,701	—
Contributions to defined benefit pension plans*2	78,212	78,212	—	—	—

Total	¥7,153,998	¥3,105,220	¥2,623,689	¥1,124,055	¥301,034

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2016.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

G. Safe Harbor

All information disclosed under Item 5. E and F contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, and other major currencies, as well as other factors detailed from time to time.

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

The following table provides the names of all Directors and Corporate Auditors of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Takahiro Hachigo (May 19, 1959)	Joined Honda Motor Co., Ltd. in April 1982	*3	29,200
	General Manager of Automobile Purchasing Division II for Purchasing Operations, appointed in April 2008

	Operating Officer of the Company, appointed in June 2008

	General Manager of Purchasing Division II for Purchasing Operations, appointed in April 2010

	General Manager of Suzuka Factory for Production Operations, appointed in April 2011

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

	President and Director of Honda R&D Europe (U.K.) Ltd., appointed in September 2012

	Representative of Development, Purchasing and Production (China), appointed in April 2013

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2013

	Vice President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	President, Chief Executive Officer and Representative Director of the Company, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Seiji Kuraishi (July 10, 1958)	Joined Honda Motor Co., Ltd. in April 1982	*3	29,400
	President and Director of Honda Malaysia Sdn Bhd, appointed in October 2002

	General Manager of Product Planning and Marketing Office for Automobile Operations, appointed in April 2005

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2007

	Operating Officer of the Company, appointed in June 2007

	President of Dongfeng Honda Automobile Co., Ltd., appointed in January 2008

	Chief Operating Officer for Regional Operations (China), appointed in April 2010

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2010

	Director of the Company, appointed in June 2010

	Operating Officer and Director of the Company, appointed in April 2011

	Operating Officer of the Company (retired from the position as Director), appointed in June 2011

	President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2016

	Executive Vice President, Executive Officer and Representative Director of the Company, appointed in June 2016 (presently held)

	Risk Management Officer, appointed in June 2016 (presently held)

	Corporate Brand Officer, appointed in June 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Yoshiyuki Matsumoto (January 14, 1958)	Joined Honda Motor Co., Ltd. in April 1981	*3	33,000
	Responsible for Automobile Products for Automobile Operations, appointed in April 2006

	Operating Officer of the Company, appointed in June 2006

	General Manager of Suzuka Factory for Production Operations, appointed in April 2009

	Executive in Charge of Business Unit No.3 for Automobile Operations, appointed in April 2011

	Managing Officer of the Company, appointed in April 2012

	Representative of Development, Purchasing and Production (Asia & Oceania), appointed in April 2013

	Executive Vice President of Asian Honda Motor Co., Ltd., appointed in April 2013

	President and Chief Executive Officer of Honda Motor India Private Ltd., appointed in April 2013

	Senior Managing Officer of the Company, appointed in April 2015

	Chief Operating Officer for Automobile Operations, appointed in April 2015

	Executive in Charge of Quality Innovation for Automobile Operations, appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in June 2015 (presently held)

	President, Chief Executive Officer and Director of Honda R&D Co., Ltd., appointed in April 2016 (presently held)

	Supervising Director of F1 Project, appointed in April 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshi Yamane (September 28, 1958)	Joined Honda Engineering Co., Ltd. in October 1985	*3	28,800
	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations, appointed in April 2008

	Operating Officer of the Company, appointed in June 2008

	Responsible for Production for Production Operations, appointed in June 2008

	Responsible for Production for Regional Operations (China), appointed in April 2009

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in September 2010

	General Manager of Suzuka Factory for Production Operations, appointed in April 2012

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

	General Manager of Suzuka Factory of Automobile Production for Automobile Operations, appointed in April 2013

	Managing Officer of the Company, appointed in April 2014

	Head of Automobile Production for Regional Operations (Japan), appointed in April 2014

	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan), appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	Chief Production Officer, appointed in April 2015

	Representative of Automobile Development, Purchasing and Production for Automobile Operations, appointed in April 2015

	Head of Production for Automobile Operations, appointed in April 2015

	Representative of Automobile Development, Purchasing and Production (Europe Region), appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in June 2015 (presently held)

	Chief Operating Officer for Production Operations, appointed in April 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kohei Takeuchi (February 10, 1960)	Joined Honda Motor Co., Ltd. in April 1982	*3	19,400
	General Manager of Accounting Division for Business Management Operations, appointed in April 2010

	Operating Officer of the Company, appointed in April 2011

	Chief Operating Officer for Business Management Operations, appointed in April 2013 (presently held)

	Operating Officer and Director of the Company, appointed in June 2013

	Managing Officer and Director of the Company, appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in April 2016 (presently held)

	Chief Officer for Honda Driving Safety Promotion Center, appointed in April 2016 (presently held)

Takashi Sekiguchi (January 27, 1959)	Joined Honda Motor Co., Ltd. in April 1982	*3	28,400
	President and Director of Honda Cars Philippines, Inc., appointed in April 2005

	General Manager of Product Planning and Marketing Office for Automobile Operations, appointed in April 2007

	Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2008

	Operating Officer of the Company, appointed in June 2008

	President and Director of Honda Canada Inc., appointed in April 2011

	Executive in Charge of Business Unit No.2 for Automobile Operations, appointed in April 2013

	Managing Officer of the Company, appointed in April 2015

	Executive in Charge of Sales Strategy for Automobile Operations, appointed in April 2015 (presently held)

	Chief Operating Officer for Automobile Operations, appointed in April 2016 (presently held)

	Managing Officer and Director of the Company, appointed in June 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hideko Kunii (December 13, 1947)	Associate Director of Ricoh Co., Ltd., appointed in April 2009	*3	600

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

	Deputy President, Shibaura Institute of Technology, appointed in April 2013 (presently held)

	General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology, appointed in October 2013 (presently held)

	Director of the Company, appointed in June 2014 (presently held)

	Outside Director of Tokyo Electric Power Company, Incorporated (presently, Tokyo Electric Power Company Holdings, Inc.), appointed in June 2014 (presently held)

	Outside Director of Mitsubishi Chemical Holdings Corporation, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Motoki Ozaki (June 6, 1949)	Joined Kao Soap Co., Ltd. (presently, Kao Corporation) in April 1972	*3	0

	Brand Manager, Marketing Planning of Kao Soap Co., Ltd., appointed in September 1981

	President, Sales-Consumer Products, Hokkaido Region of Kao Corporation, appointed in May 1990

	Vice President, Personal Care of Kao Corporation, appointed in February 1996

	Vice President, Baby and Feminine Care of Kao Corporation, appointed in February 1998

	President, Prestige Cosmetics of Kao Corporation, appointed in April 2000

	President, Global Fabric and Home Care of Kao Corporation, appointed in April 2002

	Board of Director, Executive Officer of Kao Corporation, appointed in June 2002

	Representative Director, President and Chief Executive Officer of Kao Corporation, appointed in June 2004

	Chairman of the Board of Kao Corporation, appointed in June 2012

	President and Representative Director of The Kao Foundation for Arts and Sciences, appointed in June 2012 (presently held)

	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, appointed in March 2014 (presently held)

	Retired from Chairman of the Board of Kao Corporation in March 2014

	President of New National Theatre Foundation, appointed in June 2014 (presently held)

	Outside Director of Nomura Securities Co., Ltd., appointed in June 2015 (presently held)

	Director of the Company, appointed in June 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito (August 29, 1953)	Joined Honda Motor Co., Ltd. in April 1978	*3	36,500
	Executive Vice President of Honda R&D Americas, Inc., appointed in April 1998

	Director of the Company, appointed in June 2000

	Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2001

	Managing Director of the Company, appointed in June 2003

	Responsible for Motor Sports, appointed in June 2003

	President and Director of Honda R&D Co., Ltd., appointed in June 2003

	General Supervisor, Motor Sports, appointed in April 2004

	General Manager of Suzuka Factory for Production Operations, appointed in April 2005

	Managing Officer of the Company, appointed in June 2005

	Chief Operating Officer for Automobile Operations, appointed in April 2007

	Senior Managing Director of the Company, appointed in June 2007

	President and Director of Honda R&D Co., Ltd., appointed in April 2009

	President and Representative Director of the Company, appointed in June 2009

	President, Chief Executive Officer and Representative Director of the Company, appointed in April 2011

	Chief Operating Officer for Automobile Operations, appointed in April 2011

	Director and Advisor of the Company, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Shinji Aoyama (December 25, 1963)	Joined Honda Motor Co., Ltd. in April 1986	*3	15,600
	General Manager of Motorcycle Business Planning Office for Motorcycle Operations, appointed in April 2011

	Operating Officer of the Company, appointed in April 2012

	Chief Operating Officer for Motorcycle Operations, appointed in April 2013 (presently held)

	Operating Officer and Director of the Company, appointed in June 2013 (presently held)

Noriya Kaihara (August 4, 1961)	Joined Honda Motor Co., Ltd. in April 1984	*3	11,900
	General Manager of Automobile Quality Assurance Division, appointed in April 2012

	Operating Officer of the Company, appointed in April 2013

	Chief Quality Officer, appointed in April 2013 (presently held)

	Operating Officer and Director of the Company, appointed in June 2013 (presently held)

	Chief Operating Officer for Customer Service Operations, appointed in April 2014

	Head of Service Supervisory Unit for Automobile Operations, appointed in April 2014

	Chief Operating Officer for Customer First Operations, appointed in April 2016 (presently held)

Kazuhiro Odaka (April 12, 1962)	Joined Honda Motor Co., Ltd. in April 1985	*3	5,500
	Vice President of American Honda Motor Co., Inc., appointed in April 2006

	General Manager of Associate Relations Division for Business Support Operations, appointed in April 2010

	Operating Officer of the Company, appointed in April 2015

	General Manager of Human Resources Division also responsible for Human Resources and Associate Relations for Business Support Operations, appointed in April 2015

	Chief Operating Officer for Business Support Operations, appointed in April 2016 (presently held)

	Compliance Officer, appointed in April 2016 (presently held)

	Operating Officer and Director of the Company, appointed in June 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Masayuki Igarashi (July 6, 1963)	Joined Honda Motor Co., Ltd. in April 1988	*3	5,700
	Director of Asian Honda Motor Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2015

	Chief Operating Officer for Power Product Operations, appointed in April 2015 (presently held)

	Operating Officer and Director of the Company, appointed in June 2015 (presently held)
Corporate Auditors

Masahiro Yoshida (March 5, 1957)	Joined Honda Motor Co., Ltd. in April 1979	*6	31,500
	General Manager of Human Resources Division, also responsible for Human Resources and Associate Relations for Business Support Operations, appointed in April 2007

	Operating Officer of the Company, appointed in June 2007

	General Manager of Hamamatsu Factory for Production Operations, appointed in April 2008

	Chief Operating Officer for Business Support Operations, appointed in April 2010

	Director of the Company, appointed in June 2010

	Operating Officer and Director of the Company, appointed in April 2011

	Compliance Officer, appointed in April 2012

	Managing Officer and Director of the Company, appointed in April 2013

	Corporate Auditor of the Company (full-time), appointed in June 2016 (presently held)

Kunio Endo (August 23, 1957)	Joined Honda Motor Co., Ltd. in April 1981	*4	14,600
	President and Director of American Honda Finance Corporation, appointed in November 2010

	President and Director of Honda Canada Finance Inc., appointed in November 2010

	Corporate Auditor of the Company (full-time), appointed in June 2013 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Hiwatari (August 4, 1945)	Prosecutor General, appointed in July 2008	*6	1,400
	Retired from office in June 2010

	Registered with the Daiichi Tokyo Bar Association in September 2010

	Advisor Attorney to TMI Associates, appointed in September 2010 (presently held)

	Corporate Auditor of the Company, appointed in June 2012 (presently held)

	Outside Director of Nomura Securities Co., Ltd., appointed in October 2012 (presently held)

	Outside Director of TOYO KANETSU K.K., appointed in June 2015 (presently held)

Hideo Takaura (June 19, 1949)	Registered as Japanese CPA in May 1977	*5	0
	Chief Executive Officer of PricewaterhouseCoopers Aarata, appointed in September 2006

	Representative Partner of PricewaterhouseCoopers Aarata, appointed in May 2009

	Retired from PricewaterhouseCoopers Aarata in June 2009

	Auditor of Innovation Network Corporation of Japan, appointed in July 2009 (presently held)

	Corporate Auditor of the Company, appointed in June 2015 (presently held)

Mayumi Tamura (May 22, 1960)	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (presently, Seiyu GK), appointed in June 2007	*5	0

	Executive Officer, SVP and Chief Financial Officer of Wal-Mart Japan Holdings GK (presently, Wal-Mart Japan Holdings KK), appointed in May 2010

	End of tenure as Executive Officer, SVP and Chief Financial Officer of Seiyu GK in July 2013

	End of tenure as Executive Officer, SVP and Chief Financial Officer of Wal-Mart Japan Holdings GK in July 2013

	Retired from Seiyu GK in January 2014

	Retired from Wal-Mart Japan Holdings GK in January 2014

	Corporate Auditor of the Company, appointed in June 2015 (presently held)

*1	Directors Ms. Hideko Kunii and Mr. Motoki Ozaki are outside directors.
*2	Corporate Auditors Mr. Toshiaki Hiwatari, Mr. Hideo Takaura and Ms. Mayumi Tamura are outside corporate auditors.

*3	The term of office of a Director is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2017 after his/her election to office at the close of the ordinary general meeting of shareholders on June 16, 2016.
*4	The term of office of a Corporate Auditor is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2017 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2013.
*5	The term of office of a Corporate Auditor is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2019 after his/her election to office at the close of the ordinary general meeting of shareholders on June 17, 2015.
*6	The term of office of a Corporate Auditor is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2020 after his/her election to office at the close of the ordinary general meeting of shareholders on June 16, 2016.
*7	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Senior Managing Officers, Managing Officers and Operating Officers (excluding officers who also hold the position of Director) under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Senior Managing Officer

Toshiaki Mikoshiba	Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Chief Executive Officer of American Honda Motor Co., Inc.

Managing Officers

Toshihiko Nonaka	President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Soichiro Takizawa	Senior Executive Vice President and Director of Honda North America, Inc.

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officers

Naoto Matsui	Chief Operating Officer for Purchasing Operations

Mitsugu Matsukawa	Chief Operating Officer for IT Operations

Head of Production Planning Supervisory Unit for Production Operations

Tetsuo Suzuki	Representative of Motorcycle DEB for Motorcycle Operations

Issao Mizoguchi	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Toshihiro Mibe	Senior Managing Officer and Director of Honda R&D Co., Ltd.

Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Tomomi Kosaka	Executive Vice President and Director of Honda North America, Inc.

President and Director of Honda of America Mfg., Inc.

Noriaki Abe	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Toshiyuki Shimabara	Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Yasuhide Mizuno	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor Technology (China) Co., Ltd.

Hiroyuki Kachi	Head of Automobile Production for Regional Operations (Japan)

Soichi Yamamoto	Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Katsushi Inoue	Chief Operating Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Kimiyoshi Teratani	Chief Operating Officer for Regional Operations (Japan)

Asako Suzuki	General Manager of Marketing and Product Planning Division for Regional Operations (Japan)

There is no family relationship between any director or executive officer and any other director or executive officer.

None of Honda’s members of the board of directors is party to a service contract with Honda or any of its subsidiaries that provides for benefits upon termination of employment.

B. Compensation

Directors and Corporate Auditors receive remuneration, the aggregate maximum amount of which is approved at the annual general meeting of shareholders. The amounts of the remuneration approved to pay to Directors and Corporate Auditors are allocated among them at meeting of the Board of Directors and Corporate Auditors. Also, Directors receive bonuses, the aggregate amount of which is approved at the annual general meeting of shareholders. The amounts of the bonuses approved to pay to Directors are allocated among them at a meeting of the Board of Directors. It is based on the Company’s performance for each fiscal year, a Director’s bonuses in the past, and other factors. All the Directors and Corporate Auditors contribute a portion of their remuneration to the officer shareholders’ association, purchase shares of the Company’s Common Stock and keep holding those shares during their services.

The total amount of remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2016 was ¥907 million. This amount includes remuneration paid to four Directors and two Corporate Auditors who retired during the fiscal year. The amount of remuneration paid to the Directors includes amount of wages paid to those Directors who were also Directors of subsidiaries of the Company.

The total amount of bonuses paid to the Company’s Directors during the fiscal year ended March 31, 2016 was ¥252 million.

The amounts of remuneration and bonuses that were paid during the year ended March 31, 2016 are as follows:

	Yen (millions)
	Directors excluding outside Directors		Outside Directors		Corporate Auditors excluding outside Corporate Auditors		Outside Corporate Auditors		Total
	number	amount	number	amount	number	amount	number	amount	number	amount
Remuneration	16	¥700	2	¥23	2	¥135	5	¥47	25	¥907
Bonus	11	244	2	7	—	—	—	—	13	252

Total		¥944		¥30		¥135		¥47		¥1,159

The amount of remuneration paid to Fumihiko Ike during the fiscal year ended March 31, 2016 was ¥73 million. The amount of bonus for Fumihiko Ike accrued for the fiscal year ended March 31, 2016 was ¥26 million.

The amount of remuneration paid to Takahiro Hachigo during the fiscal year ended March 31, 2016 was ¥76 million. The amount of bonus for Takahiro Hachigo accrued for the fiscal year ended March 31, 2016 was ¥38 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors and Corporate Auditors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2014, 2015 and 2016.

As of March 31, 2014

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
199,368	42,582	145,609	2,160	9,017

As of March 31, 2014, Honda had 199,368 full-time employees, including 132,620 local nationals employed in its overseas operations.

As of March 31, 2015

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
204,730	42,163	150,850	2,241	9,476

As of March 31, 2015, Honda had 204,730 full-time employees, including 138,942 local nationals employed in its overseas operations.

As of March 31, 2016

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
208,399	44,384	152,311	2,209	9,495

As of March 31, 2016, Honda had 208,399 full-time employees, including 143,424 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2016.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2014, 2015 and 2016 were 2.6%, 2.9% and 2.3%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors and Corporate Auditors as a group as of June 16, 2016 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	291,500 shares	0.016%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2016, the Association owned 5,462,381 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2016, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,283,519 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2016:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	116,000	6.40

According to a statement on Schedule 13G (Amendment No. 12) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 4, 2016, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2015, 115,162,071 shares, or 6.4% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 1) filed by BlackRock, Inc. with the SEC on January 26, 2016, BlackRock, Inc. directly and indirectly held, as of December 31, 2015, 98,158,854 shares, or 5.4% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2016 were 1,811,428,430 shares of Common Stock, of which 76,126,891 shares represented by ADSs and 314,120,048 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 252 at March 31, 2016.

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

During the fiscal year ended March 31, 2016, Honda had sales of ¥698.1 billion and purchases of ¥1,472.5 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2016, Honda had receivables of ¥246.6 billion from affiliates and joint ventures, and had payables of ¥158.5 billion to affiliates and joint ventures.

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

Class actions related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainty, such as the period when these lawsuits will be concluded.

8. Profit Redistribution Policy

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

In addition, the Company’s basic policy for dividends is to make quarterly distributions. The Company may determine dividends from surplus by a resolution of the Board of Directors. Annual dividends for the fiscal year ended March 31 of each year require a resolution at the general meeting of shareholders.

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders’ return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated profit for the year attributable to owners of the parent) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company determined year-end dividends of ¥22 per share for the year ended March 31, 2016. As a result, total dividends for the year ended March 31, 2016, together with the first quarter dividends of ¥22, the second quarter dividends of ¥22 and the third quarter dividends of ¥22, were ¥88 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2016)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	July 31, 2015	November 4, 2015	January 29, 2016	June 16, 2016
Dividend per Share of Common Stock (yen)	22.00	22.00	22.00	22.00
Total Amount of Dividends (millions of yen)	39,650	39,650	39,650	39,650

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

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2012	¥3,300	¥2,127	$41.23	$27.52
2013	3,830	2,294	40.00	28.50
2014	4,405	3,350	42.96	34.24

2015
1st quarter	¥3,726	¥3,292	$35.92	$32.42
2nd quarter	3,830	3,388	36.02	33.55
3rd quarter	3,788	3,239	34.16	28.83
4th quarter	4,170	3,420	34.62	28.61

2016
1st quarter	¥4,400	¥3,855	$36.44	$32.00
2nd quarter	4,499	3,452	35.99	29.00
3rd quarter	4,142	3,512	33.87	29.75
4th quarter	3,846	2,726	31.00	24.56

CY 2015
December	¥4,123	¥3,773	$33.42	$31.18

CY 2016
January	¥3,846	¥3,161	$31.00	$26.41
February	3,443	2,726	27.93	24.56
March	3,221	2,862	28.26	25.99
April	3,200	2,769	28.74	25.53
May	3,161	2,812	28.26	26.23

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

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such holder if Honda is a PFIC (or is treated as a PFIC with respect to such U.S. holder) either in the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of Honda’s accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2015 to March 31, 2016, the Depositary waived $198,698.55 in expenses related to the Annual General Meeting of Shareholders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Operating Officer for Business Management Operations (who is our Chief Financial Officer), we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2016. Based on that evaluation, our Chief Executive Officer and Chief Operating Officer for Business Management Operations concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2016 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2016.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2016, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2015 and 2016:

	Yen (millions)
	2015	2016
Audit Fees	¥4,180	¥4,415
Audit-Related Fees	130	127
All Other Fees	28	12

Total	¥4,338	¥4,554

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2016. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2015	477	¥4,201	—	—
May 1 to May 31, 2015	361	¥4,206	—	—
June 1 to June 30, 2015	277	¥4,143	—	—
July 1 to July 31, 2015	126	¥4,454	—	—
August 1 to August 31, 2015	321	¥4,080	—	—
September 1 to September 30, 2015	169	¥3,948	—	—
October 1 to October 31, 2015	126	¥3,860	—	—
November 1 to November 30, 2015	284	¥4,011	—	—
December 1 to December 31, 2015	642	¥3,971	—	—
January 1 to January 31, 2016	250	¥3,654	—	—
February 1 to February 29, 2016	24	¥4,917	—	—
March 1 to March 31, 2016	350	¥3,116	—	—

Total	3,407	¥3,964	—

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

Outside director is defined as a director who meets all of the following independence requirements: (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or a certain relative of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company.

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
corporate auditor, manager or employee of the parent company or an executive director, executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries. Now Honda has two outside Directors both of whom are also independent Directors, and three outside Corporate Auditors all of whom are also independent Corporate Auditors.

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	Maximum total amounts of compensation for Honda’s Directors and Corporate Auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. If Honda were to adopt such a plan, Honda must obtain shareholder approval with respect to compensation for the Directors in the form of stock options, but the conditions of the stock options may be determined by the Board of Directors unless they are issued with specifically favorable conditions or price for the Directors concerning the issuance and exercise of the stock options.

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

March 31, 2016

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates and joint ventures are omitted because such affiliates and joint ventures are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 23, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

March 31, 2015 and 2016

		Yen (millions)
	Note	2015	2016
Assets
Current assets:
Cash and cash equivalents	5	¥1,471,730	¥1,757,456
Trade receivables	6	820,681	826,714
Receivables from financial services	7	2,098,951	1,926,014
Other financial assets	8	92,708	103,035
Inventories	9	1,498,312	1,313,292
Other current assets		313,758	315,115

Total current assets		6,296,140	6,241,626

Non-current assets:
Investments accounted for using the equity method	10	614,975	593,002
Receivables from financial services	7	3,584,654	3,082,054
Other financial assets	8	350,579	335,203
Equipment on operating leases	11	3,335,367	3,678,111
Property, plant and equipment	12	3,189,511	3,139,564
Intangible assets	13	759,535	824,939
Deferred tax assets	23	138,069	180,828
Other non-current assets		157,007	153,967

Total non-current assets		12,129,697	11,987,668

Total assets		¥18,425,837	¥18,229,294

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,157,738	¥1,128,041
Financing liabilities	15	2,833,563	2,789,620
Accrued expenses		377,372	384,614
Other financial liabilities	16	109,715	89,809
Income taxes payable		53,654	45,872
Provisions	17	294,281	513,232
Other current liabilities		474,731	519,163

Total current liabilities		5,301,054	5,470,351

Non-current liabilities:
Financing liabilities	15	3,926,276	3,736,628
Other financial liabilities	16	61,147	47,755
Retirement benefit liabilities	18	592,724	660,279
Provisions	17	182,661	264,978
Deferred tax liabilities	23	744,410	789,830
Other non-current liabilities		234,744	227,685

Total non-current liabilities		5,741,962	5,727,155

Total liabilities		11,043,016	11,197,506

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,165)	(26,178)
Retained earnings		6,083,573	6,194,311
Other components of equity		794,034	336,115

Equity attributable to owners of the parent		7,108,627	6,761,433
Non-controlling interests		274,194	270,355

Total equity	19	7,382,821	7,031,788

Total liabilities and equity		¥18,425,837	¥18,229,294

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2014, 2015 and 2016

		Yen (millions)
	Note	2014	2015	2016
Sales revenue	20	¥12,506,091	¥13,328,099	¥14,601,151

Operating costs and expenses:
Cost of sales		(9,590,557)	(10,330,784)	(11,332,399)
Selling, general and administrative		(1,493,298)	(1,720,550)	(2,108,874)
Research and development	21	(598,372)	(606,162)	(656,502)

Total operating costs and expenses		(11,682,227)	(12,657,496)	(14,097,775)

Operating profit		823,864	670,603	503,376

Share of profit of investments accounted for using the equity method	10	130,916	96,097	126,001

Finance income and finance costs:
Interest income	22	24,072	27,037	28,468
Interest expense	22	(12,803)	(18,194)	(18,146)
Other, net	22	(32,146)	30,694	(4,249)

Total finance income and finance costs		(20,877)	39,537	6,073

Profit before income taxes		933,903	806,237	635,450
Income tax expense	23	(267,992)	(245,139)	(229,092)

Profit for the year		¥665,911	¥561,098	¥406,358

Profit for the year attributable to:
Owners of the parent		624,703	509,435	344,531
Non-controlling interests		41,208	51,663	61,827

		Yen
		2014	2015	2016
Earnings per share attributable to owners of the parent
Basic and diluted	24	¥346.62	¥282.66	¥191.16

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2014, 2015 and 2016

		Yen (millions)
	Note	2014	2015	2016
Profit for the year		¥665,911	¥561,098	¥406,358

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		83,292	(101,286)	(70,709)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		13,581	24,007	(15,797)
Share of other comprehensive income of investments accounted for using the equity method	10	6,855	(714)	(1,274)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		193,509	465,776	(430,152)
Share of other comprehensive income of investments accounted for using the equity method	10	27,059	57,356	(36,591)

Total other comprehensive income, net of tax	19	324,296	445,139	(554,523)

Comprehensive income for the year		¥990,207	¥1,006,237	¥(148,165)

Comprehensive income for the year attributable to:
Owners of the parent		944,706	931,709	(188,580)
Non-controlling interests		45,501	74,528	40,415

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2014, 2015 and 2016

		Yen (millions)
		Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2013		¥86,067	¥171,117	¥(26,124)	¥5,260,157	¥42,017	¥5,533,234	¥195,071	¥5,728,305

Comprehensive income for the year
Profit for the year					624,703		624,703	41,208	665,911
Other comprehensive income, net of tax	19					320,003	320,003	4,293	324,296

Total comprehensive income for the year					624,703	320,003	944,706	45,501	990,207
Reclassification to retained earnings	19				88,661	(88,661)	—		—
Transactions with owners and other
Dividends paid	19				(142,381)		(142,381)	(11,629)	(154,010)
Purchases of treasury stock				(26)			(26)		(26)
Disposal of treasury stock				1			1		1
Equity transactions and others								(5,549)	(5,549)

Total transactions with owners and other				(25)	(142,381)		(142,406)	(17,178)	(159,584)

Balance as of March 31, 2014		¥86,067	¥171,117	¥(26,149)	¥5,831,140	¥273,359	¥6,335,534	¥223,394	¥6,558,928

Comprehensive income for the year
Profit for the year					509,435		509,435	51,663	561,098
Other comprehensive income, net of tax	19					422,274	422,274	22,865	445,139

Total comprehensive income for the year					509,435	422,274	931,709	74,528	1,006,237
Reclassification to retained earnings	19				(98,401)	98,401	—		—
Transactions with owners and other
Dividends paid	19				(158,601)		(158,601)	(21,566)	(180,167)
Purchases of treasury stock				(17)			(17)		(17)
Disposal of treasury stock				1			1		1
Equity transactions and others			1				1	(2,162)	(2,161)

Total transactions with owners and other			1	(16)	(158,601)		(158,616)	(23,728)	(182,344)

Balance as of March 31, 2015		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

Comprehensive income for the year
Profit for the year					344,531		344,531	61,827	406,358
Other comprehensive income, net of tax	19					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year					344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings	19				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid	19				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock				(14)			(14)		(14)
Disposal of treasury stock				1			1		1
Equity transactions and others								(3,729)	(3,729)

Total transactions with owners and other				(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2014, 2015 and 2016

		Yen (millions)
	Note	2014	2015	2016
Cash flows from operating activities:
Profit before income taxes		¥933,903	¥806,237	¥635,450
Depreciation, amortization and impairment losses excluding equipment on operating leases		588,132	625,229	660,714
Share of profit of investments accounted for using the equity method		(130,916)	(96,097)	(126,001)
Finance income and finance costs, net		(27,945)	(41,941)	(982)
Interest income and interest costs from financial services, net		(167,397)	(172,275)	(151,374)
Changes in assets and liabilities
Trade receivables		(47,084)	(45,839)	(88,173)
Inventories		(66,991)	(56,285)	66,405
Trade payables		84,520	22,246	105,189
Accrued expenses		2,527	8,865	32,151
Provisions and retirement benefit liabilities		(24,228)	107,324	329,391
Receivables from financial services		(423,106)	316,962	354,353
Equipment on operating leases		(248,604)	(535,165)	(558,826)
Other assets and liabilities		(14,135)	45,255	20,765
Other, net		(4,211)	(12,931)	4,851
Dividends received		107,629	114,501	105,477
Interest received		224,232	236,344	233,873
Interest paid		(88,582)	(89,804)	(92,355)
Income taxes paid, net of refund		(248,636)	(212,222)	(139,913)

Net cash provided by operating activities		449,108	1,020,404	1,390,995

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(718,431)	(648,205)	(635,176)
Payments for additions to and internally developed intangible assets		(208,752)	(234,915)	(236,783)
Proceeds from sales of property, plant and equipment and intangible assets		19,586	33,243	25,617
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		9,129	—	—
Payments for acquisitions of investments accounted for using the equity method		—	(1,971)	(3,238)
Proceeds from sales of investments accounted for using the equity method		3,812	—	3,237
Payments for acquisitions of other financial assets		(108,510)	(108,873)	(173,761)
Proceeds from sales and redemptions of other financial assets		75,429	119,897	145,414
Other, net		6,714	328	(387)

Net cash used in investing activities		(921,023)	(840,496)	(875,077)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,561,912	8,731,773	8,302,231
Repayments of short-term financing liabilities		(8,568,859)	(8,602,054)	(8,708,320)
Proceeds from long-term financing liabilities		1,597,530	1,505,732	1,826,991
Repayments of long-term financing liabilities		(1,059,235)	(1,389,121)	(1,267,290)
Dividends paid to owners of the parent		(142,381)	(158,601)	(158,601)
Dividends paid to non-controlling interests		(11,296)	(21,513)	(40,331)
Purchases and sales of treasury stock, net		(25)	(16)	(13)
Other, net		(22,188)	(53,712)	(49,966)

Net cash provided by (used in) financing activities		355,458	12,488	(95,299)
Effect of exchange rate changes on cash and cash equivalents		39,429	85,750	(134,893)

Net change in cash and cash equivalents		(77,028)	278,146	285,726
Cash and cash equivalents at beginning of year		1,270,612	1,193,584	1,471,730

Cash and cash equivalents at end of year	5	¥1,193,584	¥1,471,730	¥1,757,456

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

(d) Early Adoption of New Accounting Standards and Interpretations

Honda has early adopted IFRS 9 “Financial Instruments” (issued in November 2009, amended in October 2010 and November 2013).

(e) New Accounting Standards and Interpretations Not Yet Adopted

New or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2016 are as follows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda is currently evaluating the impact of adoption of these standards and interpretations on the Company’s consolidated financial statements.

Standards and interpretations		Mandatory adoption (from fiscal years beginning on or after)	Reporting periods in which the Company is scheduled to adopt the standards	Overview of new or amended standards and interpretations
IFRS 9	Financial Instruments (issued in 2014)	January 1, 2018	Fiscal year ending March 31, 2019	Amendment regarding the requirements for classifying and measuring financial assets and liabilities, and accounting for impairment of financial assets

IFRS 15	Revenue from Contracts with Customers	January 1, 2018	Fiscal year ending March 31, 2019	New standard applied in accounting and disclosure for revenue recognition, which supersedes current standards of revenue recognition

IFRS 16	Leases	January 1, 2019	Fiscal year ending March 31, 2020	New standard applied in accounting and disclosure for recognition of leases, which supersedes current standards of recognition of leases

IAS 7	Statement of cash flows	January 1, 2017	Fiscal year ending March 31, 2018	Requiring disclosure of changes in liabilities arising from financing activities

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(d) Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity security of another entity. When Honda becomes a party to the contractual provision of a financial instrument, the financial instrument is recognized either as a financial asset or as a financial liability. When Honda purchases or sells a financial asset, the financial asset is recognized or derecognized at the trade date.

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

Honda has not held any derivatives designated as hedges for the years ended March 31, 2014, 2015 and 2016.

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

(Other intangible asset)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives. Other intangible assets are mainly comprised of software for internal use whose estimated useful lives ranges from 3 to 5 years.

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

(a) Segment Information

Segment information as of and for the years ended March 31, 2014, 2015 and 2016 is as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,846,666	¥9,603,335	¥1,555,550	¥322,548	¥13,328,099	¥—	¥13,328,099
Intersegment	—	154,536	12,363	24,362	191,261	(191,261)	—

Total	1,846,666	9,757,871	1,567,913	346,910	13,519,360	(191,261)	13,328,099

Segment profit (loss)	¥192,154	¥279,756	¥202,574	¥(3,881)	¥670,603	¥—	¥670,603

Share of profit of investments accounted for using the equity method	¥29,234	¥66,512	¥—	¥351	¥96,097	¥—	¥96,097
Segment assets	1,489,703	7,653,645	9,318,545	334,858	18,796,751	(370,914)	18,425,837
Investments accounted for using the equity method	99,816	510,653	—	4,506	614,975	—	614,975
Depreciation and amortization	70,881	525,522	484,526	12,061	1,092,990	—	1,092,990
Capital expenditures	87,762	791,626	1,685,245	14,588	2,579,221	—	2,579,221
Impairment losses on non-financial assets	267	13,278	4,077	229	17,851	—	17,851
Provision for credit and lease residual losses on receivables from financial services	—	—	19,328	—	19,328	—	19,328
As of and for the year ended March 31, 2016
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,805,429	¥10,625,405	¥1,835,605	¥334,712	¥14,601,151	¥—	¥14,601,151
Intersegment	—	142,280	14,095	17,532	173,907	(173,907)	—

Total	1,805,429	10,767,685	1,849,700	352,244	14,775,058	(173,907)	14,601,151

Segment profit (loss)	¥181,773	¥153,366	¥199,358	¥(31,121)	¥503,376	¥—	¥503,376

Share of profit of investments accounted for using the equity method	¥26,077	¥99,362	¥—	¥562	¥126,001	¥—	¥126,001
Segment assets	1,412,404	7,493,086	9,071,874	333,586	18,310,950	(81,656)	18,229,294
Investments accounted for using the equity method	97,195	491,122	—	4,685	593,002	—	593,002
Depreciation and amortization	76,267	564,631	622,874	13,770	1,277,542	—	1,277,542
Capital expenditures	73,541	796,209	1,972,647	18,251	2,860,648	—	2,860,648
Impairment losses on non-financial assets	99	4,684	6,470	92	11,345	—	11,345
Provision for credit and lease residual losses on receivables from financial services	—	—	26,899	—	26,899	—	26,899

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2014, 2015 and 2016 amounted to ¥299,742 million, ¥345,266 million and ¥451,387 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.
5.	Provisions for product warranties accrued for the years ended March 31, 2014, 2015 and 2016 are ¥168,994 million, ¥295,035 million and ¥607,646 million, respectively. These are mainly included in Automobile business.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

6.	The amount of write-down of inventories recognized as an expense for the years ended March 31, 2014 is not significant.
The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2015 and 2016 are ¥9,041 million and ¥27,610 million, respectively. These are primarily related to aircrafts and aircraft engines, which are included in Power Product and Other businesses.

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2014, 2015 and 2016 is as follows:

	Yen (millions)
	2014	2015	2016
Motorcycles and relevant parts	¥1,608,924	¥1,746,284	¥1,679,130
All-terrain vehicles (ATVs) and relevant parts	80,304	100,382	126,299
Automobiles and relevant parts	9,773,467	10,295,898	11,446,424
Financial services	731,332	862,987	1,014,586
Power products and relevant parts	251,242	263,232	268,486
Others	60,822	59,316	66,226

Total	¥12,506,091	¥13,328,099	¥14,601,151

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments and deferred tax assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2014, 2015 and 2016 are as follows:

As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,236,303	¥5,530,567	¥4,739,221	¥12,506,091
Non-current assets other than financial instruments and deferred tax assets	¥2,022,425	¥2,843,021	¥1,194,875	¥6,060,321

As of and for the year ended March 31, 2015

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,137,844	¥6,102,633	¥5,087,622	¥13,328,099
Non-current assets other than financial instruments and deferred tax assets	¥2,279,156	¥3,640,230	¥1,522,034	¥7,441,420

As of and for the year ended March 31, 2016

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,022,931	¥7,263,557	¥5,314,663	¥14,601,151
Non-current assets other than financial instruments and deferred tax assets	¥2,426,439	¥3,759,009	¥1,611,133	¥7,796,581

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,236,303	¥6,189,386	¥683,680	¥2,395,533	¥1,001,189	¥12,506,091	¥—	¥12,506,091
Inter-geographic areas	1,977,455	373,003	97,877	494,885	11,275	2,954,495	(2,954,495)	—

Total	4,213,758	6,562,389	781,557	2,890,418	1,012,464	15,460,586	(2,954,495)	12,506,091

Operating profit (loss)	¥245,828	¥335,682	¥(33,890)	¥232,023	¥38,087	¥817,730	¥6,134	¥823,864

Assets	¥3,914,471	¥8,768,285	¥708,540	¥2,000,923	¥775,069	¥16,167,288	¥(118,850)	¥16,048,438
Non-current assets other than financial instruments and deferred tax assets	¥2,022,425	¥3,103,055	¥124,045	¥613,576	¥197,220	¥6,060,321	¥—	¥6,060,321
As of and for the year ended March 31, 2015
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,137,844	¥6,870,388	¥656,195	¥2,716,529	¥947,143	¥13,328,099	¥—	¥13,328,099
Inter-geographic areas	1,793,123	330,475	67,729	612,015	3,199	2,806,541	(2,806,541)	—

Total	3,930,967	7,200,863	723,924	3,328,544	950,342	16,134,640	(2,806,541)	13,328,099

Operating profit (loss)	¥210,171	¥181,525	¥(22,615)	¥278,855	¥40,167	¥688,103	¥(17,500)	¥670,603

Assets	¥4,231,472	¥10,454,542	¥667,945	¥2,526,914	¥677,831	¥18,558,704	¥(132,867)	¥18,425,837
Non-current assets other than financial instruments and deferred tax assets	¥2,279,156	¥4,084,678	¥120,217	¥760,642	¥196,727	¥7,441,420	¥—	¥7,441,420
As of and for the year ended March 31, 2016
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,022,931	¥8,123,655	¥693,255	¥2,955,690	¥805,620	¥14,601,151	¥—	¥14,601,151
Inter-geographic areas	1,905,654	413,427	82,782	579,683	3,032	2,984,578	(2,984,578)	—

Total	3,928,585	8,537,082	776,037	3,535,373	808,652	17,585,729	(2,984,578)	14,601,151

Operating profit (loss)	¥(98,714)	¥210,862	¥18,747	¥335,508	¥(8,322)	¥458,081	¥45,295	¥503,376

Assets	¥4,258,071	¥10,240,942	¥719,561	¥2,467,481	¥603,754	¥18,289,809	¥(60,515)	¥18,229,294
Non-current assets other than financial instruments and deferred tax assets	¥2,426,439	¥4,364,808	¥118,992	¥713,968	¥172,374	¥7,796,581	¥—	¥7,796,581

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.
3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.
4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2014, 2015 and 2016 amounted to ¥299,742 million, ¥345,266 million and ¥451,387 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Cash and deposits	¥1,091,179	¥1,157,781
Cash equivalents	380,551	599,675

Total	¥1,471,730	¥1,757,456

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Trade accounts and notes receivable	¥688,256	¥705,629
Other	137,792	136,973
Allowance for doubtful accounts	(5,367)	(15,888)

Total	¥820,681	¥826,714

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in the allowance for doubtful trade receivables for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Balance at beginning of year	¥7,136	¥7,260	¥5,367

Provision	¥528	¥58	¥11,786
Charge-offs	(782)	(1,589)	(593)
Exchange differences on translating foreign operations	378	(362)	(672)

Balance at end of year	¥7,260	¥5,367	¥15,888

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

Receivables from financial services are classified into financial assets measured at amortized cost.

Receivables from financial services as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Consumer finance receivables:
Retail	¥4,901,918	¥4,227,816
Finance lease	260,543	227,502
Dealer finance receivables:
Wholesale	556,735	589,889

Subtotal	¥5,719,196	¥5,045,207

Allowance for credit losses	¥(25,038)	¥(25,565)
Allowance for losses on lease residual values	(1,116)	(1,615)
Unearned interest income and fees	(9,437)	(9,959)

Total	¥5,683,605	¥5,008,068

Current assets	¥2,098,951	¥1,926,014
Non-current assets	3,584,654	3,082,054

Total	¥5,683,605	¥5,008,068

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Finance lease receivables

The gross investment in the lease and the present value of minimum lease payments receivable as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
As of March 31, 2015	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥94,264	¥166,142	¥137	¥260,543
Unearned interest income and fees	(2,130)	(7,303)	(4)	(9,437)
Unguaranteed residual values	(8,653)	(27,158)	—	(35,811)

Present value of minimum lease payments receivable	¥83,481	¥131,681	¥133	¥215,295

	Yen (millions)
As of March 31, 2016	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥83,099	¥144,363	¥40	¥227,502
Unearned interest income and fees	(4,136)	(5,823)	—	(9,959)
Unguaranteed residual values	(15,895)	(48,133)	(2)	(64,030)

Present value of minimum lease payments receivable	¥63,068	¥90,407	¥38	¥153,513

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	Retail	Finance lease	Wholesale	Total
Balance as of April 1, 2013	¥18,528	¥788	¥1,278	¥20,594

Provision	¥18,688	¥311	¥1,165	¥20,164
Charge-offs	(25,610)	(574)	(112)	(26,296)
Recoveries	9,681	94	11	9,786
Exchange differences on translating foreign operations	683	17	252	952

Balance as of March 31, 2014	¥21,970	¥636	¥2,594	¥25,200

Provision	¥18,213	¥349	¥(202)	¥18,360
Charge-offs	(26,673)	(620)	(385)	(27,678)
Recoveries	9,101	131	27	9,259
Exchange differences on translating foreign operations	38	3	(144)	(103)

Balance as of March 31, 2015	¥22,649	¥499	¥1,890	¥25,038

Provision	¥24,148	¥457	¥769	¥25,374
Charge-offs	(31,258)	(268)	(64)	(31,590)
Recoveries	8,839	107	98	9,044
Exchange differences on translating foreign operations	(2,078)	(33)	(190)	(2,301)

Balance as of March 31, 2016	¥22,300	¥762	¥2,503	¥25,565

For more information on allowance for credit losses, see note 25.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets

Other financial assets as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥97,222	¥86,602
Debt securities	18,231	40,670
Guaranty deposits	17,652	15,268
Restricted cash	33,377	37,456
Other	10,067	9,643
Allowance for doubtful accounts	(12,061)	(11,731)
Financial assets measured at fair value through other comprehensive income:
Equity securities	184,883	153,313
Financial assets measured at fair value through profit or loss:
Derivatives	34,598	50,022
Debt securities	59,318	56,995

Total	¥443,287	¥438,238

Current assets	¥92,708	¥103,035
Non-current assets	350,579	335,203

Total	¥443,287	¥438,238

The changes in the allowance for doubtful accounts for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Balance at beginning of year	¥22,363	¥21,932	¥12,061

Provision	¥237	¥773	¥1,382
Charge-offs	(680)	(10,713)	(1,528)
Exchange differences on translating foreign operations	12	69	(184)

Balance at end of year	¥21,932	¥12,061	¥11,731

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Major securities included in financial assets measured at fair value through other comprehensive income as of March 31, 2015 and 2016 are as follows:

As of March 31, 2015

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥43,075
Stanley Electric Co., Ltd.	25,092
Mitsubishi UFJ Financial Group, Inc.	10,785
NIPPON SEIKI CO., LTD.	8,887
Shindengen Electric Manufacturing Co., Ltd.	8,017
Daido Steel Co., Ltd.	7,022

As of March 31, 2016

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥41,764
Stanley Electric Co., Ltd.	23,504
NIPPON SEIKI CO., LTD.	8,167
Mitsubishi UFJ Financial Group, Inc.	7,563
Shindengen Electric Manufacturing Co., Ltd.	5,091
Daido Steel Co., Ltd.	5,090

(9) Inventories

Inventories as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Finished goods	¥862,761	¥760,512
Work in process	84,724	74,328
Raw materials	550,827	478,452

Total	¥1,498,312	¥1,313,292

The amount of write-down of inventories recognized as an expense for the years ended March 31, 2014 is not significant.

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2015 and 2016 are ¥9,041 million and ¥27,610 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of March 31, 2015 and 2016 is as follows:

	Yen (millions)
	2015	2016
Investments accounted for using the equity method:
Affiliates	¥363,286	¥343,405
Joint ventures	251,689	249,597

Total	¥614,975	¥593,002

Honda’s equity of undistributed earnings:
Affiliates	¥231,406	¥234,434
Joint ventures	128,813	152,331

Total	¥360,219	¥386,765

For the years ended March 31, 2015 and 2016, the Company recognized impairment losses of ¥22,244 million and ¥28,887 million on certain investments accounted for using the equity method, respectively, because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment.

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Profit for the year:
Affiliates	¥26,261	¥8,650	¥8,538
Joint ventures	104,655	87,447	117,463

Total	¥130,916	¥96,097	¥126,001

Other comprehensive income:
Affiliates	¥20,370	¥21,597	¥(12,096)
Joint ventures	13,544	35,045	(25,769)

Total	¥33,914	¥56,642	¥(37,865)

Comprehensive income for the year:
Affiliates	¥46,631	¥30,247	¥(3,558)
Joint ventures	118,199	122,492	91,694

Total	¥164,830	¥152,739	¥88,136

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates and joint ventures as of March 31, 2015 and 2016, and for the years ended March 31, 2014, 2015 and 2016 is as follows:

(Affiliates)

	Yen (millions)
For the year ended March 31, 2014	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥207,592	¥2,461,301	¥5,119	¥2,674,012
Profit for the year	14,176	82,927	773	97,876

	Yen (millions)
As of and for the year ended March 31, 2015	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥90,803	¥989,022	¥6,448	¥1,086,273
Non-current assets	57,845	1,137,861	20,242	1,215,948

Total assets	148,648	2,126,883	26,690	2,302,221

Current liabilities	48,906	621,994	2,469	673,369
Non-current liabilities	6,692	266,233	1,556	274,481

Total liabilities	55,598	888,227	4,025	947,850

Total equity	¥93,050	¥1,238,656	¥22,665	¥1,354,371

Sales revenue	¥220,578	¥2,626,191	¥6,198	¥2,852,967
Profit for the year	12,886	108,717	929	122,532

	Yen (millions)
As of and for the year ended March 31, 2016	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥88,052	¥1,022,990	¥7,003	¥1,118,045
Non-current assets	50,129	1,137,554	24,827	1,212,510

Total assets	138,181	2,160,544	31,830	2,330,555

Current liabilities	41,582	648,206	2,448	692,236
Non-current liabilities	7,181	245,863	1,448	254,492

Total liabilities	48,763	894,069	3,896	946,728

Total equity	¥89,418	¥1,266,475	¥27,934	¥1,383,827

Sales revenue	¥219,265	¥2,708,831	¥6,818	¥2,934,914
Profit for the year	13,780	91,316	1,147	106,243

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Joint ventures)

	Yen (millions)
For the year ended March 31, 2014	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥682,447	¥2,171,805	¥19	¥2,854,271
Profit for the year	53,152	176,270	1	229,423

	Yen (millions)
As of and for the year ended March 31, 2015	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥202,502	¥894,363	¥1,858	¥1,098,723
Non-current assets	112,988	303,854	598	417,440

Total assets	315,490	1,198,217	2,456	1,516,163

Current liabilities	181,627	801,107	611	983,345
Non-current liabilities	8,415	27,693	1,207	37,315

Total liabilities	190,042	828,800	1,818	1,020,660

Total equity	¥125,448	¥369,417	¥638	¥495,503

Sales revenue	¥732,433	¥2,210,540	¥1,986	¥2,944,959
Profit for the year	49,861	126,420	(55)	176,226

	Yen (millions)
As of and for the year ended March 31, 2016	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥194,278	¥849,553	¥2,311	¥1,046,142
Non-current assets	115,588	298,357	577	414,522

Total assets	309,866	1,147,910	2,888	1,460,664

Current liabilities	174,749	734,783	1,088	910,620
Non-current liabilities	8,371	42,651	1,063	52,085

Total liabilities	183,120	777,434	2,151	962,705

Total equity	¥126,746	¥370,476	¥737	¥497,959

Sales revenue	¥706,527	¥2,962,929	¥4,069	¥3,673,525
Profit for the year	47,248	196,796	149	244,193

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2015 and 2016 are as follows:

(Cost)

Yen (millions)
Equipment on operating leases
Balance as of April 1, 2014	¥2,968,089

Additions	¥1,681,178
Sales or disposal	(1,040,535)
Exchange differences on translating foreign operations	449,649
Other	—

Balance as of March 31, 2015	¥4,058,381

Additions	¥1,967,538
Sales or disposal	(1,238,597)
Exchange differences on translating foreign operations	(261,250)
Other	—

Balance as of March 31, 2016	¥4,526,072

(Accumulated depreciation and impairment losses)

Yen (millions)
Equipment on operating leases
Balance as of April 1, 2014	¥(540,682)

Depreciation	¥(481,535)
Sales or disposal	380,134
Exchange differences on translating foreign operations	(76,854)
Other	(4,077)

Balance as of March 31, 2015	¥(723,014)

Depreciation	¥(620,016)
Sales or disposal	456,371
Exchange differences on translating foreign operations	45,168
Other	(6,470)

Balance as of March 31, 2016	¥(847,961)

(Carrying amount)

Yen (millions)
Equipment on operating leases
Balance as of March 31, 2015	¥3,335,367
Balance as of March 31, 2016	3,678,111

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future minimum lease payments)

Future minimum lease payments expected to be received under non-cancelable operating leases as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Within 1 year	¥568,425	¥630,480
Between 1 and 5 years	659,634	768,925
Later than 5 years	—	—

Total	¥1,228,059	¥1,399,405

Future minimum lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2015 and 2016 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2014	¥531,035	¥1,969,690	¥4,412,721	¥277,855	¥7,191,301

Additions	¥7,413	¥14,157	¥169,446	¥512,904	¥703,920
Reclassification	7,976	85,340	360,032	(453,348)	—
Sales or disposal	(5,134)	(26,709)	(254,436)	—	(286,279)
Exchange differences on translating foreign operations	9,144	92,520	323,661	31,759	457,084
Other	(24)	(379)	478	(4,740)	(4,665)

Balance as of March 31, 2015	¥550,410	¥2,134,619	¥5,011,902	¥364,430	¥8,061,361

Additions	¥666	¥22,014	¥164,563	¥500,063	¥687,306
Reclassification	14,029	123,541	407,832	(545,402)	—
Sales or disposal	(3,622)	(21,998)	(250,901)	—	(276,521)
Exchange differences on translating foreign operations	(13,962)	(88,021)	(300,932)	(34,563)	(437,478)
Other	(902)	(1,387)	7,837	(9,296)	(3,748)

Balance as of March 31, 2016	¥546,619	¥2,168,768	¥5,040,301	¥275,232	¥8,030,920

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2014	¥(3,045)	¥(1,059,161)	¥(3,306,404)	¥(1,149)	¥(4,369,759)

Depreciation	¥—	¥(64,337)	¥(386,715)	¥—	¥(451,052)
Sales or disposal	540	23,061	215,845	—	239,446
Impairment losses	(1,339)	(5,050)	(5,873)	(1,372)	(13,634)
Exchange differences on translating foreign operations	(152)	(42,651)	(235,214)	(5)	(278,022)
Other	484	(1,523)	2,210	—	1,171

Balance as of March 31, 2015	¥(3,512)	¥(1,149,661)	¥(3,716,151)	¥(2,526)	¥(4,871,850)

Depreciation	¥—	¥(71,453)	¥(414,957)	¥—	¥(486,410)
Sales or disposal	608	15,187	215,592	—	231,387
Exchange differences on translating foreign operations	137	38,475	205,063	177	243,852
Other	(917)	817	(8,250)	15	(8,335)

Balance as of March 31, 2016	¥(3,684)	¥(1,166,635)	¥(3,718,703)	¥(2,334)	¥(4,891,356)

(Carrying amount)
	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2015	¥546,898	¥984,958	¥1,295,751	¥361,904	¥3,189,511
Balance as of March 31, 2016	542,935	1,002,133	1,321,598	272,898	3,139,564

For commitments for purchases of property, plant and equipment, see note 28.

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2015 and 2016 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2014	¥783,173	¥249,616	¥43,063	¥1,075,852

Additions	¥—	¥21,884	¥1,683	¥23,567
Internally developed	188,107	32,894	—	221,001
Sales or disposal	(105,539)	(3,686)	(618)	(109,843)
Exchange differences on translating foreign operations	77	13,666	2,339	16,082
Other	(1,216)	4,520	(7,220)	(3,916)

Balance as of March 31, 2015	¥864,602	¥318,894	¥39,247	¥1,222,743

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Additions	¥—	¥25,368	¥4,062	¥29,430
Internally developed	190,992	25,174	—	216,166
Sales or disposal	(67,377)	(3,145)	(2,227)	(72,749)
Exchange differences on translating foreign operations	(621)	(13,840)	(4,180)	(18,641)
Other	58	1,102	33	1,193

Balance as of March 31, 2016	¥987,654	¥353,553	¥36,935	¥1,378,142

(Accumulated amortization and impairment losses)
	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2014	¥(258,455)	¥(130,314)	¥(17,300)	¥(406,069)

Amortization	¥(123,938)	¥(35,009)	¥(1,456)	¥(160,403)
Sales or disposal	105,539	2,138	514	108,191
Exchange differences on translating foreign operations	—	(10,050)	(1,040)	(11,090)
Other	44	(249)	6,368	6,163

Balance as of March 31, 2015	¥(276,810)	¥(173,484)	¥(12,914)	¥(463,208)

Amortization	¥(127,684)	¥(40,363)	¥(3,069)	¥(171,116)
Sales or disposal	67,377	1,696	1,375	70,448
Exchange differences on translating foreign operations	5	8,991	2,153	11,149
Other	—	(339)	(137)	(476)

Balance as of March 31, 2016	¥(337,112)	¥(203,499)	¥(12,592)	¥(553,203)

(Carrying amount)
	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2015	¥587,792	¥145,410	¥26,333	¥759,535
Balance as of March 31, 2016	650,542	150,054	24,343	824,939

Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.

For commitments for purchases of intangible assets, see note 28.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Trade accounts and notes payable	¥999,586	¥961,606
Other	158,152	166,435

Total	¥1,157,738	¥1,128,041

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Current:
Commercial paper	¥809,814	¥766,603
Loans	387,511	314,943
Medium-term notes	333,369	—
Asset-backed securities	54,780	26,136

Subtotal	¥1,585,474	¥1,107,682

Reclassification from non-current liabilities (Current portion)	¥1,248,089	¥1,681,938

Total	¥2,833,563	¥2,789,620

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of March 31, 2015 and 2016 are as follows:

	2015	2016
Weighted average interest rate	0.77%	1.16%

Financing liabilities presented in non-current liabilities as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Non-current:
Loans	¥1,471,613	¥1,478,968
Medium-term notes	2,322,930	2,588,906
Corporate bonds	499,307	459,469
Asset-backed securities	880,515	891,223

Subtotal	¥5,174,365	¥5,418,566

Reclassification to current liabilities (Current portion)	¥(1,248,089)	¥(1,681,938)

Total	¥3,926,276	¥3,736,628

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of March 31, 2015 and 2016 are as follows:

	2015	2016
Loans	Interest rate: 0.20% - 25.00% Due: 2015 - 2031	Interest rate: 0.18% - 29.99% Due: 2016 - 2046
Medium-term notes	Interest rate: 0.15% - 7.63% Due: 2015 - 2023	Interest rate: 0.18% - 7.63% Due: 2016 - 2023
Corporate bonds	Interest rate: 0.25% - 0.59% Due: 2015 - 2021	Interest rate: 0.21% - 0.59% Due: 2016 - 2021
Asset-backed securities	Interest rate: 0.33% - 1.46% Due: 2015 - 2020	Interest rate: 0.13% - 1.56% Due: 2016 - 2021

(Pledged assets)

Pledged assets for financing liabilities as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Trade receivables	¥19,259	¥21,757
Receivables from financial services	946,891	945,761
Inventories	12,631	21,364
Property, plant and equipment	76,009	67,706

Total	¥1,054,790	¥1,056,588

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

(16) Other Financial Liabilities

Other financial liabilities as of March 31, 2015 and 2016 consist of the following:

	Yen (millions)
	2015	2016
Financial liabilities measured at amortized cost:
Lease obligations	¥82,099	¥69,206
Other	41,235	36,020
Financial liabilities measured at fair value through profit or loss:
Derivatives	47,528	32,338

Total	¥170,862	¥137,564

Current liabilities	¥109,715	¥89,809
Non-current liabilities	61,147	47,755

Total	¥170,862	¥137,564

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Provisions

The components of and changes in provisions for the year ended March 31, 2016 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2015	¥421,523	¥55,419	¥476,942

Provision	¥607,646	¥23,630	¥631,276
Charge-offs	(257,574)	(14,645)	(272,219)
Reversal	(12,907)	(8,363)	(21,270)
Exchange differences on translating foreign operations	(31,247)	(5,272)	(36,519)

Balance as of March 31, 2016	¥727,441	¥50,769	¥778,210

Current liabilities and non-current liabilities of provisions as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Current liabilities	¥294,281	¥513,232
Non-current liabilities	182,661	264,978

Total	¥476,942	¥778,210

Explanatory note:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The Company’s pension plans are administered by the Honda Pension Fund (the Fund) which is legally independent of the Company. The Director of the Fund has the fiduciary duty to comply with laws, the directives by the Minister of Health, Labour and Welfare, and the Director-Generals of Regional Bureaus of Health and Welfare made pursuant to those laws, and the by-laws of the Fund and the decisions made by the Board of Representatives of the Fund. The Company is required to make contributions to the Fund and obligated to make contributions in the amount stipulated by the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015		2016
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,288,360	¥686,885	¥1,375,455	¥947,430

Current service cost	31,780	17,709	35,426	21,698
Past service cost	(8,377)	—	—	66
Interest cost	19,026	32,696	13,611	35,221
Plan participants’ contributions	—	34	—	52
Remeasurements:
Changes in demographic assumptions	(3,484)	21,002	(11,410)	(10,874)
Changes in financial assumptions	97,640	124,455	101,566	(50,115)
Other	956	4,041	(1,892)	3,080
Benefits paid	(50,446)	(32,836)	(58,335)	(44,539)
Exchange differences on translating foreign operations	—	93,444	—	(63,739)

Balance at end of year	¥1,375,455	¥947,430	¥1,454,421	¥838,280

Fair value of plan assets:
Balance at beginning of year	¥1,012,039	¥654,631	¥1,142,515	¥798,474

Interest income	15,211	31,486	11,444	29,905
Actual return on plan assets, excluding interest income	111,270	32,612	(19,182)	(42,012)
Employer contributions	54,441	31,763	54,001	32,673
Plan participants’ contributions	—	34	—	52
Benefits paid	(50,446)	(32,836)	(58,335)	(44,539)
Exchange differences on translating foreign operations	—	80,784	—	(55,103)

Balance at end of year	¥1,142,515	¥798,474	¥1,130,443	¥719,450

Net defined benefit liabilities	¥232,940	¥148,956	¥323,978	¥118,830

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2015 and 2016 is as follows:

As of March 31, 2015

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥11,449	¥—	¥11,449	¥5,297	¥—	¥5,297
Equity securities:
Japan	33,962	—	33,962	17,972	—	17,972
United States	184,908	—	184,908	104,415	—	104,415
Other	214,834	1,096	215,930	105,665	4,256	109,921
Debt securities:
Japan	73,232	—	73,232	—	77	77
United States	3,507	113,318	116,825	—	110,604	110,604
Other	212,424	13,578	226,002	—	61,802	61,802
Group annuity insurance:
General accounts	—	25,044	25,044	—	—	—
Separate accounts	—	14,053	14,053	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	42,889	42,889
Private equity funds	—	—	—	—	50,730	50,730
Hedge funds	—	117,356	117,356	—	42,010	42,010
Commingled and other mutual funds	1,388	112,383	113,771	5,834	229,433	235,267
Other	(13)	9,996	9,983	836	16,654	17,490

Total	¥735,691	¥406,824	¥1,142,515	¥240,019	¥558,455	¥798,474

As of March 31, 2016
	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥16,393	¥—	¥16,393	¥10,502	¥—	¥10,502
Equity securities:
Japan	29,017	—	29,017	11,970	—	11,970
United States	187,566	—	187,566	93,806	—	93,806
Other	191,042	167	191,209	90,083	3,560	93,643
Debt securities:
Japan	78,329	—	78,329	—	—	—
United States	3,319	115,544	118,863	—	96,922	96,922
Other	211,575	15,036	226,611	—	47,203	47,203
Group annuity insurance:
General accounts	—	27,784	27,784	—	—	—
Separate accounts	—	13,470	13,470	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	45,200	45,200
Private equity funds	—	—	—	—	61,228	61,228
Hedge funds	—	108,666	108,666	—	37,159	37,159
Commingled and other mutual funds	2,819	133,012	135,831	5,907	199,601	205,508
Other	(4)	(3,292)	(3,296)	486	15,823	16,309

Total	¥720,056	¥410,387	¥1,130,443	¥212,754	¥506,696	¥719,450

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2015 and 2016 are as follows:

	2015		2016
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	1.0%	3.4 - 3.9%	0.5%	3.6 - 4.2%
Rate of salary increase	2.1%	2.5 - 3.6%	2.1%	2.5 - 3.6%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2015 and 2016 are as follows:

Yen (millions)
	2015		2016
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥110,012 increase	¥99,873 increase	¥114,488 increase	¥81,895 increase
0.5% increase	¥97,640 decrease	¥85,980 decrease	¥101,566 decrease	¥70,990 decrease

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2015 and 2016, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

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

The Company and certain of its consolidated subsidiaries expect to contribute ¥53,143 million to its Japanese pension plans and ¥25,069 million to its foreign pension plans in the year ending March 31, 2017.

The weighted average duration of defined benefit obligations as of March 31, 2015 and 2016 are as follows:

	2015		2016
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	15 years	19 years	15 years	17 years

Certain of the Company’s subsidiaries in North America provide mainly health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and result of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Personnel expenses	¥1,310,624	¥1,451,506	¥1,497,127

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

Financing liabilities and equity of Honda as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Financing liabilities	¥6,759,839	¥6,526,248
Equity	7,382,821	7,031,788

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Shares
	2014	2015	2016
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430

All of the issued shares as of March 31, 2014, 2015 and 2016 have been paid in full.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of March 31, 2014, 2015 and 2016 is as follows:

	Shares
	2014	2015	2016
Common shares	9,137,234	9,141,504	9,144,911

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

(e) Other Components of Equity

The changes in other components of equity for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2013	¥—	¥42,017	¥—	¥42,017

Adjustment during the year	¥87,923	¥16,126	¥215,954	¥320,003
Reclassification to retained earnings	(87,923)	(738)	—	(88,661)

Balance as of March 31, 2014	¥—	¥57,405	¥215,954	¥273,359

Adjustment during the year	¥(101,467)	¥24,906	¥498,835	¥422,274
Reclassification to retained earnings	101,467	(3,066)	—	98,401

Balance as of March 31, 2015	¥—	¥79,245	¥714,789	¥794,034

Adjustment during the year	¥(76,342)	¥(16,456)	¥(440,313)	¥(533,111)
Reclassification to retained earnings	76,342	(1,150)	—	75,192

Balance as of March 31, 2016	¥—	¥61,639	¥274,476	¥336,115

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2014, 2015 and 2016 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2016

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥(93,561)	¥22,852	¥(70,709)

Net changes	(93,561)	22,852	(70,709)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(24,308)	8,511	(15,797)

Net changes	(24,308)	8,511	(15,797)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(1,554)	280	(1,274)

Net changes	(1,554)	280	(1,274)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations:
Amount incurred during the year	(430,191)	—	(430,191)
Reclassification to profit or loss	39	—	39

Net changes	(430,152)	—	(430,152)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(37,554)	929	(36,625)
Reclassification to profit or loss	35	(1)	34

Net changes	(37,519)	928	(36,591)

Total other comprehensive income	¥(587,094)	¥32,571	¥(554,523)

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Remeasurements of defined benefit plans	¥(356)	¥(1,485)	¥5,073
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	35	53	(55)
Exchange differences on translating foreign operations	4,614	24,297	(26,430)

Total	¥4,293	¥22,865	¥(21,412)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(g) Dividends from Retained Earnings

The Company distributes retained earnings within the available amount calculated in accordance with the Companies Act of Japan. The amount of retained earnings available for distribution is calculated based on the amount of retained earnings recorded in the Company’s non-consolidated accounting records prepared in accordance with accounting principles generally accepted in Japan.

The amounts recognized as dividends of retained earnings for the years ended March 31, 2014, 2015 and 2016 are as follows:

1) Dividend payout

For the year ended March 31, 2014

Resolution	The Ordinary General Meeting of Shareholders on June 19, 2013
Type of shares	Common shares
Total amount of dividends (millions of yen)	34,243
Dividend per share (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013

Resolution	The Board of Directors Meeting on July 31, 2013
Type of shares	Common shares
Total amount of dividends (millions of yen)	36,045
Dividend per share (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013

Resolution	The Board of Directors Meeting on October 30, 2013
Type of shares	Common shares
Total amount of dividends (millions of yen)	36,045
Dividend per share (yen)	20.00
Record date	September 30, 2013
Effective date	November 28, 2013

Resolution	The Board of Directors Meeting on January 31, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	36,045
Dividend per share (yen)	20.00
Record date	December 31, 2013
Effective date	February 27, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2015

Resolution	The Ordinary General Meeting of Shareholders on June 13, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2014
Effective date	June 16, 2014

Resolution	The Board of Directors Meeting on July 29, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2014
Effective date	August 25, 2014

Resolution	The Board of Directors Meeting on October 28, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2014
Effective date	November 28, 2014

Resolution	The Board of Directors Meeting on January 30, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2014
Effective date	February 26, 2015

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

Resolution	The Board of Directors Meeting on July 31, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2015
Effective date	August 25, 2015

Resolution	The Board of Directors Meeting on November 4, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2015
Effective date	November 30, 2015

Resolution	The Board of Directors Meeting on January 29, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2015
Effective date	February 26, 2016

2) Dividends payable of which record date was in the year ended March 31, 2016, effective after the period

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

(20) Sales Revenue

Sales revenue for the years ended March 31, 2014, 2015 and 2016 consists of the following:

	Yen (millions)
	2014	2015	2016
Sales of products	¥11,774,759	¥12,465,112	¥13,586,565
Revenue from financial services	731,332	862,987	1,014,586

Total	¥12,506,091	¥13,328,099	¥14,601,151

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Research and Development

Research and development costs for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen (millions)
	2014	2015	2016
Research and development expenditures incurred during the reporting period	¥625,698	¥670,331	¥719,810
Amount capitalized	(153,043)	(188,107)	(190,992)
Amortization of capitalized development costs	125,717	123,938	127,684

Total	¥598,372	¥606,162	¥656,502

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen (millions)
	2014	2015	2016
Interest income:
Financial assets measured at amortized cost	¥23,684	¥26,024	¥27,348
Financial assets measured at fair value through profit or loss	388	1,013	1,120

Total	24,072	27,037	28,468

Interest expense:
Financial liabilities measured at amortized cost	(12,803)	(18,194)	(18,146)
Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	3,960	3,417	3,955
Financial assets measured at fair value through profit or loss	45	86	3
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(34,225)	(48,323)	35,675
Gains (losses) on foreign exchange	(9,297)	75,413	(42,509)
Other	7,371	101	(1,373)

Total	(32,146)	30,694	(4,249)

Total	¥(20,877)	¥39,537	¥6,073

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2014, 2015 and 2016 consist of the following:

	Yen (millions)
	2014			2015			2016
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥274,255	¥659,648	¥933,903	¥216,757	¥589,480	¥806,237	¥(88,987)	¥724,437	¥635,450

Income tax expense (benefit):
Current taxes	(3,251)	210,774	207,523	13,022	173,702	186,724	(7,085)	155,031	147,946
Deferred taxes	54,266	6,203	60,469	30,490	27,925	58,415	(767)	81,913	81,146

Total	¥51,015	¥216,977	¥267,992	¥43,512	¥201,627	¥245,139	¥(7,852)	¥236,944	¥229,092

The statutory income tax rate in Japan for the years ended March 31, 2014, 2015 and 2016 was 37.9%, 35.1 and 32.5%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 38.0%.

The Japanese statutory income tax rate for the years ended March 31, 2014, 2015 and 2016 differs from the average effective tax rate for the following reasons:

	2014	2015	2016
Statutory income tax rate*1	37.9%	35.1%	32.5%
Difference in statutory income tax rates of foreign subsidiaries	(6.4)	(2.6)	(0.2)
Effects of investments accounted for using the equity method	(5.3)	(4.2)	(6.4)
Effects of undistributed earnings and withholding taxes on royalty	5.1	3.1	8.9
Changes in unrecognized deferred tax assets	0.4	3.0	2.5
Effects of income and expense not taxable and deductible for tax purpose	(0.1)	0.8	0.7
Effects of tax credit	(1.4)	(5.6)	(3.4)
Other adjustments relating to prior years	0.4	(0.4)	1.9
Adjustments for the uncertain tax positions on income taxes*2	(3.2)	0.2	0.2
Transfer pricing tax refund*3	—	—	(3.0)
Adjustments for the changes in income tax laws	0.4	(0.1)	0.5
Other	0.9	1.1	1.9

Average effective tax rate	28.7%	30.4%	36.1%

Explanatory notes:

*1

On March 20, 2014, the National Diet of Japan approved amendments to existing income tax laws and the Special Reconstruction Corporation Tax imposed on companies was abolished for fiscal years beginning on or after April 1, 2014. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on or after April 1, 2014 was changed to approximately 35%. On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan was changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and would be changed to approximately 32% for fiscal years beginning on or after April 1, 2016. On

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 29, 2016, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on and after April 1, 2016 was changed to approximately 30%.

*2	Due to the Company’s remeasurement based on technical merits regarding transfer pricing matters of overseas transactions between the Company and foreign joint ventures, the Company decreased a liability relating to a portion of uncertain tax positions for the year ended March 31, 2014.

*3	In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the year ended March 31, 2016.

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Deferred tax assets:
Inventories	¥79,645	¥80,615
Accrued expenses	77,419	72,125
Provisions	144,899	230,661
Property, plant and equipment	40,587	33,912
Intangible assets	23,159	21,705
Retirement benefit liabilities	178,962	193,412
Carryforward of unused tax losses	41,216	33,013
Carryforward of unused tax credit	33,297	18,748
Other	118,043	131,399

Total	¥737,227	¥815,590

Deferred tax liabilities:
Property, plant and equipment	¥94,407	¥104,687
Intangible assets	192,540	200,391
Other financial assets	43,484	33,157
Finance leases	29,131	29,070
Operating leases	867,718	921,697
Undistributed earnings	46,688	50,839
Other	69,600	84,751

Total	¥1,343,568	¥1,424,592

Net deferred tax assets (liabilities)	¥(606,341)	¥(609,002)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Inventories	¥11,186	¥(17,791)	¥(1,737)
Provisions	(14,593)	(35,054)	(95,477)
Property, plant and equipment	2,939	13,800	23,520
Retirement benefit liabilities	32,393	8,075	1,752
Operating leases	12,823	50,899	115,217
Undistributed earnings	1,628	9,632	6,796
Carryforward of unused tax losses	34,455	22,150	6,339
Carryforward of unused tax credit	(12,427)	(3,311)	13,341
Other	(7,935)	10,015	11,395

Total	¥60,469	¥58,415	¥81,146

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2015 and 2016. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the current or preceding period is ¥82,593 million as of March 31, 2016.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Deductible temporary differences	¥281,560	¥279,347
Carryforward of unused tax losses	199,204	206,472
Carryforward of unused tax credit	24,632	17,833

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Within 1 year	¥—	¥1,083
Between 1 and 5 years	25,571	56,603
Between 5 and 20 years	56,609	46,979
Indefinite periods	117,024	101,807

Total	¥199,204	¥206,472

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components by expiry of the carryforward of unused tax credits for which deferred tax assets are not recognized as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Within 1 year	¥—	¥—
Between 1 and 5 years	15,242	2,217
Between 5 and 20 years	9,390	15,616
Indefinite periods	—	—

Total	¥24,632	¥17,833

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2015 and 2016 are ¥4,164,009 million and ¥4,142,632 million, respectively.

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2014, 2015 and 2016 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the years ended March 31, 2014, 2015 and 2016.

	2014	2015	2016
Profit for the year attributable to owners of the parent (millions of yen)	¥624,703	¥509,435	¥344,531
Weighted average number of common shares outstanding, basic (shares)	1,802,294,383	1,802,289,321	1,802,285,138
Basic earnings per share attributable to owners of the parent (yen)	¥346.62	¥282.66	¥191.16

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Foreign currency forward exchange contracts and foreign currency option contracts are used to hedge currency risk of transactions denominated in foreign currencies (principally U.S. dollars).

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2015 and 2016 is as follows.

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2015	2016
Impact on profit before income taxes	¥(895)	¥(736)

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

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2015 and 2016 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2015	2016
Impact on profit before income taxes	¥3,781	¥(4,879)

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

The analysis of the age of receivables from financial services that are past due as of March 31, 2015 and 2016 is as follows:

	Yen (millions)
As of March 31, 2015	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥182,205	¥26,100	¥3,717	¥4,433	¥216,455
Finance lease	3,402	1,039	183	340	4,964
Dealer finance receivables:
Wholesale	17,776	61	39	236	18,112

Total	¥203,383	¥27,200	¥3,939	¥5,009	¥239,531

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2016	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥187,568	¥30,246	¥5,269	¥4,428	¥227,511
Finance lease	2,657	713	148	144	3,662
Dealer finance receivables:
Wholesale	16,437	170	42	475	17,124

Total	¥206,662	¥31,129	¥5,459	¥5,047	¥248,297

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

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Commercial paper	¥730,641	¥801,487
Medium-term notes	2,320,077	1,692,548

Total	¥3,050,718	¥2,494,035

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

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Commercial paper programs	¥1,166,509	¥1,100,840
Other	63,151	61,703

Total	¥1,229,660	¥1,162,543

Borrowings under those committed lines of credit generally are available at the prime interest rate.

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
As of March 31, 2015	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,157,738	¥1,157,738	¥—	¥—	¥1,157,738
Financing liabilities	6,759,839	2,910,762	3,906,753	171,118	6,988,633
Accrued expenses	377,372	377,372	—	—	377,372
Other financial liabilities	123,334	68,198	41,926	15,154	125,278

Total	¥8,418,283	¥4,514,070	¥3,948,679	¥186,272	¥8,649,021

	Yen (millions)
As of March 31, 2016	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,128,041	¥1,128,041	¥—	¥—	¥1,128,041
Financing liabilities	6,526,248	2,873,706	3,620,478	261,980	6,756,164
Accrued expenses	384,614	384,614	—	—	384,614
Other financial liabilities	105,226	57,828	35,619	12,317	105,764

Total	¥8,144,129	¥4,444,189	¥3,656,097	¥274,297	¥8,374,583

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
As of March 31, 2015	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥29,581	¥26,547	¥1	¥56,129

	Yen (millions)
As of March 31, 2016	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥16,664	¥21,895	¥2,252	¥40,811

(26) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

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

The subsidiary’s auction rate securities are AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

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

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2016 consist of the following:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2016	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,390	¥—	¥19,390
Interest rate instruments	—	30,632	—	30,632

Total	—	50,022	—	50,022

Debt securities	17,790	33,684	5,521	56,995
Financial assets measured at fair value through other comprehensive income:
Equity securities	142,943	—	10,370	153,313

Total	¥160,733	¥83,706	¥15,891	¥260,330

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,102	¥—	¥19,102
Interest rate instruments	—	13,236	—	13,236

Total	—	32,338	—	32,338

Total	¥—	¥32,338	¥—	¥32,338

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2016.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2015 and 2016 are as follows:

	Yen (millions)
For the year ended March 31, 2015	Debt securities	Equity securities
Balance as of April 1, 2014	¥6,999	¥13,156

Total gains or losses:
Profit or loss	16	—
Other comprehensive income	—	2,333
Purchases	—	1
Sales	—	(1,353)
Exchange differences on translating foreign operations	1,157	105

Balance as of March 31, 2015	¥8,172	¥14,242

Unrealized gains or losses included in profit or loss on assets held at March 31, 2015	¥16	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2016	Debt securities	Equity securities
Balance as of April 1, 2015	¥8,172	¥14,242

Total gains or losses:
Profit or loss	(120)	—
Other comprehensive income	—	(1,957)
Purchases	—	—
Sales	(2,163)	(1,530)
Exchange differences on translating foreign operations	(368)	(385)

Balance as of March 31, 2016	¥5,521	¥10,370

Unrealized gains or losses included in profit or loss on assets held at March 31, 2016	¥(120)	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2015 and 2016 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.	Gains or losses included in other comprehensive income for the years ended March 31, 2015 and 2016 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income in the consolidated statements of comprehensive income.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,683,605	¥5,714,504	¥5,008,068	¥5,007,065
Debt securities	18,231	18,235	40,670	40,670
Financing liabilities	6,759,839	6,825,427	6,526,248	6,579,620

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(e) Assets and Liabilities Measured at Fair Value on a non-recurring basis

Honda did not have significant assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2015. For the year ended March 31, 2016, the Company measured certain investments accounted for using the equity method at fair value on a nonrecurring basis due to the recognition of impairment losses (note 10). As of March 31, 2016, the carrying amounts of investments accounted for using the equity method measured at fair value on a nonrecurring basis are ¥62,706 million and are measured by using quoted market prices. Fair value measurements for the investments are classified as Level 1.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of March 31, 2015 and 2016 is as follows:

	Yen (millions)
As of March 31, 2015	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥34,598	¥—	¥34,598	¥(11,603)	¥22,995
Other financial liabilities
Derivatives	47,528	—	47,528	(11,603)	35,925

	Yen (millions)
As of March 31, 2016	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥50,022	¥—	¥50,022	¥(14,423)	¥35,599
Other financial liabilities
Derivatives	32,338	—	32,338	(14,423)	17,915

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

(28) Commitments and Contingent Liabilities

(a) Commitments

1) Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Commitments for purchases of property, plant and equipment and other commitments	¥131,843	¥98,584

2) Non-cancellable lease commitments

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Within 1 year	¥21,178	¥18,263
Between 1 and 5 years	40,912	31,715
Later than 5 years	31,448	24,485

Total	¥93,538	¥74,463

Lease payments under operating leases recognized as expenses for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Lease payments under operating leases recognized as expenses	¥33,681	¥37,163	¥32,934

(b) Guarantees

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The undiscounted maximum amount of payment for Honda’s major guarantee obligations as of March 31, 2015 and 2016 is as follows:

	Yen (millions)
	2015	2016
Loan commitments	¥138,995	¥125,621
Guarantee of employee loans	¥22,157	¥19,125

1) Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

2) Guarantee of employee loans

Honda guarantees the bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2016, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

(c) Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

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

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainty, such as the period when these lawsuits will be concluded.

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

The finance subsidiaries of the Company periodically securitize finance receivables for liquidity and funding purposes and transfer finance receivables to a trust which is newly established to issue asset-backed securities. The finance subsidiaries of the Company are deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company are deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company is deemed to have substantial control over these trusts and has consolidated them, as structured entities over which it has control.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There were no significant unconsolidated structured entities as of March 31, 2015 and 2016.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(30) Related Parties

(a) Related Party Transactions

Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length prices.

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2015 and 2016 are as follows:

	Yen (millions)
	2015	2016
Receivables:
Affiliates	¥28,930	¥26,178
Joint ventures	198,818	220,429

Total	¥227,748	¥246,607

Payables:
Affiliates	¥125,195	¥129,788
Joint ventures	26,874	28,801

Total	¥152,069	¥158,589

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Sales revenue:
Affiliates	¥150,832	¥142,029	¥140,274
Joint ventures	470,111	474,313	557,867

Total	¥620,943	¥616,342	¥698,141

Purchase:
Affiliates	¥1,048,215	¥1,155,908	¥1,349,971
Joint ventures	118,973	133,774	122,529

Total	¥1,167,188	¥1,289,682	¥1,472,500

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen (millions)
	2014	2015	2016
Remuneration	¥712	¥653	¥724
Bonus	283	252	251

Total	¥995	¥905	¥975

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2016 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Engineering Co., Ltd.	Japan	Manufacturing and Sales of machine tools, equipment and production techniques	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Automobile (China) Co., Ltd.	China	Manufacturing	65.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	83.0
A.P. Honda Co., Ltd.	Thailand	Sales	61.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Takahiro Hachigo, President, Chief Executive Officer and Representative Director and Kohei Takeuchi, Director and Chief Operating Officer for Business Management Operations on June 23, 2016.

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

Date: June 23, 2016
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