Form 20-F
period 2017-03-31
HONDA MOTOR CO LTD
filed 2017-06-22
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

Akihisa Ito, Honda North America, Inc.,

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

Title of each class	Outstanding as of March 31, 2017
Common Stock	1,802,280,395**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act,    Yes  ☒    No  ☐

If this report is an annual or transmission report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such file).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	Shares of Common Stock include 66,809,460 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the four fiscal years ended March 31, 2017 have been derived from our consolidated financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2014	2015	2016	2017
Consolidated Statement of Income Data:
Sales revenue	¥12,506,091	¥13,328,099	¥14,601,151	¥13,999,200
Operating profit	823,864	670,603	503,376	840,711
Share of profit of investments accounted for using the equity method	130,916	96,097	126,001	164,793
Profit before income taxes	933,903	806,237	635,450	1,006,986
Profit for the year	665,911	561,098	406,358	679,394
Profit for the year attributable to owners of the parent	624,703	509,435	344,531	616,569
Consolidated Statement of Financial Position Data:
Total assets	16,048,438	18,425,837	18,229,294	18,958,123
Financing liabilities, including current and non-current	5,846,948	6,759,839	6,526,248	6,809,118
Equity attributable to owners of the parent	6,335,534	7,108,627	6,761,433	7,295,296
Total equity	6,558,928	7,382,821	7,031,788	7,569,626
Common stock	86,067	86,067	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,294	1,802,289	1,802,285	1,802,282
Earnings per share attributable to owners of the parent*1
Basic and diluted	¥346.62	¥282.66	¥191.16	¥342.10
Dividends declared during the period per common share*2	79.00	88.00	88.00	90.00
	(US$ 0.77)	(US$ 0.73)	(US$ 0.78)	(US$ 0.80)

*[1]

Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.

*[2]

A year-end dividend of ¥24 ($0.21) per common share aggregating ¥43.2 billion ($386 million) relating to fiscal 2017 was determined by our Board of Directors in May 2017 and approved by our shareholders in June 2017. This dividend will be paid in June 2017. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2017, the noon buying rate was ¥110.71=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	Noon Buying Rate
Years ended or ending March 31,	Average	Period end	High	Low
	(Yen per $1.00)
2013	83.26	94.16	96.16	77.41
2014	100.46	102.98	105.25	92.96
2015	110.78	119.96	121.50	101.26
2016	120.13	112.42	125.58	111.30
2017	108.31	111.41	118.32	100.07
2018 (through May 31, 2017)	111.08	110.71	114.19	108.40

Month,			High	Low
			(Yen per $1.00)
December 2016			118.32	113.50
January 2017			117.68	112.72
February 2017			114.34	111.74
March 2017			115.02	110.48
April 2017			111.52	108.40
May 2017			114.19	110.68

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

Honda may be adversely affected by natural disasters

In order to minimize the impact on its business operations when events such as large-scale natural disasters, accidents, or the outbreak of infectious diseases occur, Honda conducts a risk evaluation of these events and constructs business continuity plans (BCPs). However, if operations are delayed or suspended due to the occurrence of disasters, accidents, or the outbreak of infectious diseases that exceed assumptions, Honda’s business, financial condition or results could be adversely affected.

Honda’s operations rely on information systems and networks

Honda uses a range of information systems and networks relating to information services and operational support in its business activities and its products, including in areas managed by subcontractors. To protect the confidentiality of information handled by these systems and networks, Honda implements a range of security measures both in hardware and software, such as building management systems including those of subcontractors, information-handling procedures and training of staff. However, there is a risk of leakage of confidential information, suspension of important operations and services, improper administrative processing, destruction or alteration of important data or other adverse developments. These may be the result of external cyber-attacks, equipment malfunction, or management deficiencies and human error, as well as natural disasters, infrastructure failures, or other unforeseen events within Honda or at its subcontractors. In such cases, Honda’s business activities and performance could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, and a loss of Honda’s competitiveness.

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

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

The Company’s Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Audit and Supervisory Committee and the Company Law of Japan (the “Company Law”) govern corporate affairs of the Company. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if the Company were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. An ADS holder may have more difficulty in asserting his/her rights as a shareholder than such an ADS holder would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

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

U.S. investors may have difficulty in serving process or enforcing a judgment against the Company, its directors or executive officers

The Company is a limited liability, joint stock corporation incorporated under the laws of Japan. Most of its directors and executive officers reside in Japan. All or substantially all of the Company’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

Principal Capital Investments

In the fiscal years ended March 31, 2015, 2016 and 2017, Honda’s capital expenditures were ¥2,579.2 billion, ¥2,860.6 billion and ¥2,572.7 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥898.0 billion, ¥893.1 billion and ¥690.0 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2017, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power product and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	Yen (billions)
Motorcycle Business	¥1,846.6	¥1,805.4	¥1,716.1
Automobile Business	9,603.3	10,625.4	10,086.8
Financial Services Business	1,555.5	1,835.6	1,878.0
Power Product and Other Businesses	322.5	334.7	318.1

Total	¥13,328.0	¥14,601.1	¥13,999.2

	Fiscal years ended March 31,
	2015	2016	2017
	Yen (billions)
Japan	¥1,800.4	¥1,754.1	¥1,799.7
North America	6,837.6	8,114.1	7,618.0
Europe	655.3	693.5	639.2
Asia	2,899.0	3,124.0	3,085.6
Other Regions	1,135.6	915.2	856.4

Total	¥13,328.0	¥14,601.1	¥13,999.2

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

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, and all-terrain vehicles (ATVs) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015			2016			2017
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	199	199	¥72.4	180	180	¥66.8	156	156	¥62.7
North America	286	286	154.7	308	308	186.0	294	294	168.0
Europe	191	191	116.9	204	204	125.0	217	217	118.2
Asia	15,345	8,478	1,050.4	15,133	8,650	1,107.6	15,937	9,513	1,088.1
Other Regions	1,571	1,571	451.9	1,230	1,230	319.7	1,057	1,057	278.9

Total	17,592	10,725	¥1,846.6	17,055	10,572	¥1,805.4	17,661	11,237	¥1,716.1

Motorcycle revenue as a percentage of total sales revenue			14%			12%			12%

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

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)

Passenger cars:

Accord, Brio, City, Civic, Fit/Jazz

Light trucks:

CR-V, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015			2016			2017
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	761	696	¥1,526.0	668	614	¥1,439.9	668	603	¥1,453.4
North America	1,750	1,750	5,199.0	1,929	1,929	6,186.7	1,970	1,970	5,704.2
Europe	161	161	456.5	172	172	491.2	184	184	450.7
Asia	1,426	637	1,795.7	1,723	670	1,962.5	1,964	684	1,948.1
Other Regions	269	269	625.9	251	251	544.9	242	242	530.2

Total	4,367	3,513	¥9,603.3	4,743	3,636	¥10,625.4	5,028	3,683	¥10,086.8

Automobile revenue as a percentage of total sales revenue			72%			73%			73%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	Yen (billions)
Japan	¥119.7	¥162.0	¥210.9
North America	1,376.2	1,619.2	1,616.2
Europe	14.2	14.4	12.1
Asia	12.1	12.6	10.5
Other Regions	33.1	27.2	28.2

Total	¥1,555.5	¥1,835.6	¥1,878.0

Financial Services revenue as a percentage of total sales revenue	12%	13%	13%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Product and Other Businesses

Honda’s Power product business began in 1953 with the introduction of the model H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general-purpose engines, generators, water pumps, lawn mowers, riding mowers, robotic mowers, brush cutters, tillers, snow blowers, outboard marine engines, and walking assist devices.

In Other Businesses, Honda began deliveries of the HondaJet aircraft in December 2015.

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015		2016		2017
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	338	¥82.1	363	¥85.2	301	¥72.6
North America	2,705	107.6	2,811	122.0	2,977	129.5
Europe	1,091	67.5	1,008	62.8	1,035	58.0
Asia	1,382	40.6	1,349	41.2	1,430	38.9
Other Regions	467	24.5	434	23.1	378	18.9

Total	5,983	¥322.5	5,965	¥334.7	6,121	¥318.1

Power Product and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

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

In fiscal 2017, approximately 90% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 39% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in North America followed by 39% in Asia and 13% in Japan. Approximately 49% of Honda’s power products units on a group basis were sold in North America followed by 23% in Asia and 17% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In fiscal 2017, approximately 98% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

Honda sells spare parts and provides after-sales services through retail dealers directly or via its overseas operations, independent distributors and licensees.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2017.

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

Europe

In 2005, the European Union created new emission standards (the Euro 5 and Euro 6 regulations) and comprehensive requirements for gasoline vehicles and diesel vehicles. Euro 5 was implemented in September 2009. Emission limits for gasoline vehicles and diesel vehicles were further lowered compared to the Euro 4 level for hydrocarbons, NOx and PM. PM mass emission standards apply only to vehicles with direct injection engines.

Additionally, the Euro 5 regulation required limits on particle number emissions from diesel vehicles, and implemented new test measurements for PM mass emissions from gasoline vehicles with direct injection engines and diesel vehicles in and after September 2011.

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

Russia, together with Kazakhstan and Belarus, formed a Customs Union. The Euro 5 regulation was introduced from January 2015 to the Customs Union. Implementation for the Kyrgyz Republic started from February 2016 and for Armenia will start from January 2020.

China

China adopted Step 5 emission regulation for light-duty vehicles in 2017. This regulation is similar to European regulations (such as Euro 5 regulation). In addition, China has promulgated rules to implement Step 6 emission regulations in July 2020, based on Euro 6 regulation. Step 6a regulations will be implemented in July 2020 and Step 6b regulations will be implemented in July 2023.

In order to reduce dependence on foreign sources of crude oil and reduce air pollution, which are viewed as serious problems, the Chinese government has implemented various infrastructure projects and subsidy policies and has been preparing the relevant national standards and a certification system in order to encourage broad use of new energy vehicles such as electric vehicles, plug-in hybrid electric vehicles, and fuel-cell electric vehicles.

Other Regions

India implements BS IV (Bharat Stage IV) regulations from April 2017 and is expected to implement BS VI regulation from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase is expected to apply from April 2023 with more stringent particle number and on-board diagnostic requirements and compliance for RDE.

Malaysia is scheduled to implement Euro 4 regulation from April 2020 for new vehicle and October 2021 for all gasoline vehicles.

Thailand is scheduled to implement Euro 6b regulation from 2023 and Euro 6c regulation from 2028.

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro 2 regulation and Euro 3 regulation). Some of these governments are considering the introduction of Euro 4 regulation, Euro 5 regulation and Euro 6 regulation.

Australia implemented Euro 5-equivalent regulations in November 2013. In addition, Australia plans to introduce Euro 6-equivalent regulations from June 2019.

Ukraine is scheduled to implement Euro 6 regulation from January 2018.

Turkey implemented Euro 6 regulation from January 2016.

Brazilian authorities are currently proposing a new emission regulation known as PROCONVE L7. This regulation is a unique Brazilian regulation based on U.S. regulations. This regulation is expected to be much stricter than current regulation, but it is still under consideration by the Brazilian authorities and the implementation date is not fixed yet.

Bolivia was previously scheduled to implement Euro 4 regulation in August 2016, but this implementation has been postponed.

Peru is scheduled to implement Tier 2 regulations and Euro 4 regulation in December 2017.

Uruguay is considering the introduction of Euro 4 regulation and Tier 2 regulations in January 2018.

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

In autumn 2016, WLTC mode was introduced into fuel economy standards, in addition to JC08 mode.

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

The EPA and the NHTSA jointly finalized the U.S. federal greenhouse gas regulation from the 2012 model year in accordance with President Obama’s announcement. The standard for the 2016 model year was 250 g-CO2/mile, or a 35.5 mpg industry average. In addition, a manufacturer is also deemed to comply with CARB GHG regulation if the manufacturer complies with EPA-GHG, based on an agreement among the White House, the CARB and the industry.

In March 2008, the EPA denied California’s GHG regulation waiver request. On January 26, 2009, President Obama announced that he had directed the EPA to review California’s waiver request. The EPA approved the waiver on July 8, 2009 because the CARB promised that a manufacturer was also deemed to comply with CARB greenhouse gas regulation if the manufacturer complied with EPA-GHG from the 2012 through 2016 model years.

On May 21, 2010, then-President Obama ordered the NHTSA and the EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of the CARB. On October 1, 2010, the NHTSA, the EPA, and the CARB gave the notice of their intent to conduct joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards. The NHTSA and EPA issued a regulation in August 2012 regarding greenhouse gas/CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or a 54.5 mpg industry average. The CARB also issued a regulation that is nearly equivalent to the EPA’s greenhouse gas regulations in August 2012. In December 2012, the CARB amended its greenhouse gas regulation so that a manufacturer is also deemed to comply with the CARB greenhouse gas regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

When greenhouse gas/CAFE regulation was legislated in 2012, the EPA the NHTSA announced that they, in coordination with the CARB, would perform a mid-term evaluation re-examining the appropriateness of limit values for 2022-2025 model years by April 2018. Accordingly, the EPA, NHTSA and CARB jointly issued a joint technical assessment report in July 2016 (although such report is a technical report, and not a decision document). Although the EPA independently issued a final determination not to alter the greenhouse gas regulation one year ahead of initial schedule in January 2017, after the political transition to the Trump administration, the EPA announced an intention to reconsider its final determination in concert with the NHTSA. The EPA has announced its intention to make a new final determination regarding the appropriateness of the standards no later than April 2018. On the other hand, CARB decided in March 2017 not to change the greenhouse gas regulations applicable for the 2022-2025 model years on March 2017.

On March 2017, President Trump issued executive order “Promoting Energy Independence and Economic Growth” which includes rescinding the “Climate Action Plan” announced by former president Obama. Therefore, U.S. environmental regulation may be drastically reconsidered in the future.

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

The European Commission is planning to replace the current European type-approval procedure for fuel consumption and CO2 emissions of cars based on NEDC with new WLTC and WLTP in 2017. During the transitional years, WLTP-measured CO2 values would be calculated to NEDC CO2 values to check compliance to NEDC based CO2 target. A new WLTP based target for each manufacturer will be set from 2021.

The European Commission has announced its intention to amend CO2 regulation beyond 2025. The introduction of the proposed regulations is planned to be announced by end of 2017.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005, Step 2 of this regulation was implemented in 2008 and Step 3 of this regulation was implemented in 2012. In addition, China implemented Step 4 of this regulation in 2016.

Other Regions

India has promulgated rules to introduce fuel economy / CO2 regulations in 2017 and 2022 in a phased manner.

Australia is considering introducing fuel economy / CO2 regulations.

Taiwan introduced corporate average fuel consumption regulations.

Mexico carried over the regulation value of fuel economy / CO2 regulations for 2016 model years to 2017 model years.

The Province of Quebec in Canada proposed to introduce a mandate for each maker to sell a certain percentage of zero emission vehicles starting from the 2018 model year.

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

In October 2016, the MLIT adopted UN R138, which regulates the reduced audibility of “quiet road transport vehicles”, including electric vehicles.

To achieve the highest level of traffic safety in Japan, MLIT developed a strategy to introduce fully automated driving in the latter half of the 2020’s. To develop harmonized regulations for automated driving, MLIT is joining ITS / AD Informal Working Group under WP29 of the United Nations. MLIT is co-chairman of Informal Working Group together with the United Kingdom.

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

In January 2011, the NHTSA issued a final rule to prevent the ejection of occupants in rollover accidents. The rule requires “ejection mitigation countermeasure” (e.g. advanced glazing or head protection side airbag) equipment which meet with performance requirements. Manufacturers have had to comply with the new requirements for 25% of all vehicles produced by 2013, 50% by 2014 and 75% by 2015. Further, 100% had to comply (with carryover credit) by 2016, and all vehicles by 2017.

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

In January 2013, the NHTSA issued a proposed regulation that mandates installation of an approaching vehicle audible system. This regulation was established to reduce the number of collision accidents by enabling pedestrians and bicycle riders be aware of approaching hybrid vehicles on electric drive or electric vehicles by sound. Manufacturers were encouraged to comply with the new requirements for 30% of all vehicles produced by 2015 and 60% by 2016. Further, the target is 90% by 2017, and all vehicles by 2018.

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

In March 2014, the NHTSA issued a final rule for FMVSS No. 111, which requires that rear visibility technology be installed in all new vehicles weighing under 10,000 pounds. The purpose is to reduce death and injury resulting from incidents when the driver is backing up. Manufacturers had to comply with the new requirements for 10% of all vehicles produced from May 2016 to April 2017. From May 2017 to April 2018, 40% must comply and all vehicles in or after May 2018.

In September 2016, the NHTSA issued the Federal Automated Vehicles Policy for safety testing and deployment of automated vehicles. This policy comprises four sections: vehicle performance guidance for automated vehicles, model state policy, current regulatory tools, and modern regulatory tools. The vehicle performance guidance section outlines a 15 point “safety assessment” for the safe design, development, testing and deployment of automated vehicles.

In December, 2016, the NHTSA issued a proposal titled Driver Distraction Guidelines Phase 2 to reduce accidents due to driver distraction. This guideline addresses vehicle safety problems posed by driver distraction due to aftermarket and portable device usage.

In December, 2016, the NHTSA issued a final rule to newly establish FMVSS141, a standard for minimum sound requirements for hybrid and electric vehicles. The purpose of FMVSS141 is to reduce the number of injuries that result from electric and hybrid vehicle crashes with pedestrians by providing a sound level and sound characteristics necessary for these vehicles to be detected and recognized by pedestrians. Manufacturers must comply with the new requirements for 50% of all hybrid and electric vehicles produced from September 2018, and all hybrid and electric vehicles on or after September 2019.

In January 2017, the NHTSA issued a proposed regulation to establish a new FMVSS150 (vehicle-to-vehicle (V2V) communications) standard. FMVSS150 specifies performance requirements for V2V communications capability and the mandatory equipment requirements of V2V function. FMVSS150 applies to new passenger cars, multi-purpose vehicles, truck, and buses with a gross vehicle weight rating of 10,000 pounds (4,536 kg) or less. FMVSS150 has a provision for a scheduled phase-in.

Europe

Legislation regarding a new system called “eCall” is under consideration in the EU and is already implemented in the Customs Union, which is organized by Russia, Kazakhstan and Belarus. eCall is a system that can automatically transmit vehicle status (e.g., Supplemental Restraint System (SRS) deployment, location, direction and other information) to conventional infrastructures simultaneously with voice messages when accidents occur. Some relevant draft standards have been published in the EU. The effective date of the EU eCall for new vehicle types is scheduled for March 31, 2018. Final standards have already been published in the Customs Union. The effective date of eCall for the Customs Union (ERA-GLONASS) was on or after January 1, 2015 for new vehicle types and on or after January 1, 2017 for all vehicles.

In January 2016, the EU commission issued the draft regulation to significantly revise the legal framework for the EU type-approval. This draft regulation introduces a market surveillance system effective for managing the conformity of motor vehicles available on the market and adds a requirement of an expiration date for vehicle type approval. This draft is scheduled to be adopted at the end of 2017.

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

Newly published GB standards (Chinese national standards issued by the Standardization Administration of China) in 2016 include:

+ Limits of dimensions, axle load and masses for motor vehicles, trailers and combination vehicles;

+ Photometric characteristics of power-driven vehicle front fog lamps;

+ Symbols for controls, indicators and tell-tales of motor vehicles;

+ Electric vehicle charging systems;

+ Electric Vehicle Power Batteries Recycling Technology Policy (2015); and

+ Cybersecurity Law.

Newly established GB standards (not yet published) include:

+ Amendment to prescription for installation of the external lighting and light-signaling devices for motor vehicles and their trailers;

+ Amendment to Safety specifications for power-driven vehicles operating on roads;

+ Amendment to Road Vehicle-Vehicle Identification Number;

+ Amendment to Test methods and requirements for the misuse of automotive airbag systems;

+ Amendment to Performance requirements and test methods of tire pressure monitoring systems for passenger cars;

+ Amendment to Safety property requirements and test methods for automobile fuel tank;

+ Amendment to Road vehicle plate and label;

+ Amendment to Photometric characteristics of daytime running lamps for motor vehicles;

+ Amendment to Safety performance requirements and test methods of automobile wheels;

+ Amendment to Requirement of speed limitation system for motor vehicles;

+ Establishment of Requirement of Fuel Cell Stacks for Fuel Cell Electric Vehicles;

+ Establishment of Requirement of battery management system for Electric Vehicles;

+ Establishment of Requirement of Terminology of Electric Vehicles; and

+ Establishment of Requirement of EMC Standard for electric vehicle charging.

GB standards under development include:

+ Requirement of Event data recorder.

Other Regions

In the Middle East, the Gulf Cooperation Council (GCC) aims to adopt electrical safety standards for electric vehicles and their infrastructure through the Emirates Authority for Standardization and Metrology (ESMA). These standards are still under review. Also, the Saudi Standards, Metrology and Quality Org. (SASO) is continually working with GCC standardization Organization (GSO) and prepared a draft standard on technical regulations regarding electric vehicles. This standard is expected to be completed before the end of this year with the participation of the relevant six major international vehicle manufacturers. SASO’s participation in these efforts is consistent with the ambitious “Vision of the Kingdom in 2030” and “National Transformation Program (NTP) 2020” initiatives announced by the Saudi government.

In India, the government has proposed AIS-145, a new standard for additional safety features, although the official gazette which would mandate this standard has not been issued yet. Specific safety features pursuant to this standard include a speed alert system, driver seat belt reminder, manual override for the central locking system, driver air bags and vehicle reverse parking alerts.

In Pakistan, the Ministry of Industries and Production and the Ministry of Finance have issued a notification regarding the revision of the Customs Act relating to the compulsory installation of immobilizers.

In Malaysia, the Road Transport Department (JPJ) issued a notification which makes installation of electronic stability control systems mandatory. This will be effective from June 2018.

In Cambodia, the Ministry of Industry & Handicraft (MIH) has issued a public notice to mandate 19 specific United Nations Regulations for vehicles, including, among others, environmental and safety requirements for emissions, brakes, tires and steering systems. This will be implemented from June 2019.

5. New Car Assessment Program (NCAP)

Programs that provide customers with assessments of car safety functions and promote the development of car safety by Automobile manufacturers are conducted in countries and regions such as the United States, Japan, Australia, the EU, Korea, China and Malaysia. The principal items assessed in these programs are passenger protection and braking power, which are typically assessed with stricter standards or criteria than those required by statute.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan has emissions regulations for motorcycles applicable to all classes of engine displacement. Some aspects of these requirements, such as standards for hydrocarbon levels and durability testing, are stricter than the current European regulations, namely the Euro 4 regulation.

Japan has implemented Phase 3 emission requirements, which are similar to Euro 4 regulation. The Phase 3 emission requirements, which introduces more stringent emission limits, simultaneous application of fuel evaporative gas regulation as well as mandatory installation of the On-Board Diagnostics (OBD) systems, became effective as of October 2016.

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

Europe

The EU has issued regulations to reform the Whole Vehicle Type Approval (WVTA) scheme in order to further enforce exhaust emissions following the Euro 4 and Euro 5 steps. Euro 4 requirements apply to new type approved vehicles from January 2016 and apply to all vehicles registered from January 2017. Euro 5 requirements will apply to new type approved vehicles from January 2020 and will apply to all vehicles registered from January 2021. The new requirements introduce not only mode emission gas restrictions but also evaporative emission, durability and OBD requirements. As for L1e category vehicles (mopeds), the Euro 4 requirements apply to new type approved vehicles from 2017 and will apply to all vehicles registered from 2018 based on the WVTA amendment.

Other Regions

Other countries, mainly in Asia, have implemented emissions regulations based on European regulations.

In Brazil, the Worldwide-harmonized Motorcycle Test Cycle (WMTC) was introduced. The WMTC became effective from the beginning of 2014. Brazil introduced the WMTC durability requirement as of January 2014 and introduced stricter emission limit and evaporative gas restrictions as of January 2016.

India has implemented a new emission regulation called Bharat Stage IV (BS IV). It applied to new motorcycles from April 2016, and applies to all motorcycles registered from April 2017. India has published a BS VI regulation, which will apply from 2020. In doing so, they will skip the introduction of a BS V regulation.

2. Recycling / REACH

Europe

The same REACH compliance required for motor vehicles is required for motorcycles.

Other Regions

Vietnam and India each has announced a plan to implement motorcycle recycling laws in the near future.

3. Safety

Japan

Japan has introduced safety regulations based on UNECE regulations as described below.

Japan implemented the EMC requirement (UNECE R10) as of August 1, 2011. The amended version (R10.04) became applicable to new type vehicles from August 2016 and to all vehicles from October 2016.

Japan adopted the requirements for lighting devices (UNECE R50) and symmetry front beams (UNECE R113) in 2015 and issued new standards for control/tell-tales (UNECE R60) which will apply to all motorcycles from July 2017. They also issued new standards for advanced brake system (ABS: Anti-lock Brake System/ CBS: Combined Brake System) which will apply to new type motorcycles from October 2018, and to all motorcycles from October 2021.

Japan adopted electric safety requirements for battery motorcycles (UNECE R136), and the requirements will apply to new type motorcycles from January 2018, and to all motorcycles from January 2020.

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

The Brazil transport authority (CONTRAN) issued a standard concerning motorcycle braking based on the UNECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but they will add drive/driven sprocket, drive chain and muffler to the scope of application from September 24, 2017 at customs clearance. Brazilian government issued lighting regulation based on previous UNECE regulations; these regulations will be implemented from September 2018.

Many Asian countries, such as Thailand, Indonesia, Malaysia, Korea and Vietnam, are introducing various regulations, regarding lighting, braking, and horns, based on UN R (ECE) regulations.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

In November 2015, CARB presented a policy to develop a regulation to replace 25% of spark-ignition engine products circulating in the market with zero-emission products by 2030.

In April 2016, CARB has published an evaporative emission regulation applicable to outboard engines implementing from the 2018 model year and later.

In September 2016, CARB has published a proposed regulation to amend California’s evaporative emission regulation for small off-road spark ignition equipment.

Canada

In June 2016, the Department of Environment published a proposed regulation to align the stringency of exhaust emission regulation and evaporative emission regulation with the EPA Phase 3 regulations for non-road small spark ignition engines.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulations and are applicable to small spark-ignition engines for non-road mobile machinery with 19 kW or less. The phase 2 regulation with durability requirement started from January 1, 2014. The phase 3 regulation is under discussion.

Europe

The European Committee has finalized strengthened exhaust emission regulation for non-road small spark ignition engines (commonly known as Stage 5 regulation). Its limit values of exhaust emission follow the U.S. EPA phase 3 and the effective date is January 2018 for new certification and January 1, 2019 for engines newly placed on the market.

Japan

The Japan Land Engine Manufacturers Association (LEMA) implemented the Phase 3 voluntary exhaust emission regulation from January 1, 2014. The requirements are consistent with the U.S. EPA Phase 3 regulation.

India

The Ministry of Environment issued a revised regulation for emission/noise standards applicable to gasoline/kerosene/LPG/CNG engine generators. The exhaust emission limits are very stringent. In particular, the CO level limit is less than half the limit allowed by the U.S. EPA Phase 3. It became effective as of June 2014.

Australia

The Australian Federal Government announced that they will introduce exhaust emission/evaporative emission regulations based on the U.S. EPA standards for all power products including outboard engines. Exhaust emission regulations, which are aligned with EPA Phase 3 regulation, are scheduled to be implemented in July 2018.

2. Recycling /RoHS / WEEE / REACH

Europe

The same REACH compliance required for motor vehicles is required for power products. In June 2011, the European Union Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) was wholly revised and most power products will be within its scope after 2019.

Other Regions

Several Asian and Eastern Europe countries have adopted regulations which are similar to the European regulations (such as RoHS and WEEE).

3. Safety

Japan

The METI amended the technical requirements of the Electrical Appliances and Materials Safety Act and added requirements regarding the retention force of receptacle outlets and the flame resistance of circuit boards. These amended and additional requirements have been implemented from July 2016.

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

In November 2016, the U.S. Consumer Product Safety Commission promulgated a notice of proposed rule-making in the Federal Register, which proposes to restrict the carbon monoxide emission from portable generators rated 19kW and below. This regulation was proposed to address the carbon monoxide poisoning injuries occurring from portable generator.

Europe

The Low Voltage Directive (LVD) and the Electromagnetic Compatibility Directive (EMCD) have been amended and they became applicable from April 2016. Recreational Craft Directive (RCD) Stage 2 also became effective. The Gas Appliance Regulation has been published and accordingly, the Gas Appliance Directive will expire in April 2018.

The EU Commission plans to enhance existing noise regulation applicable to equipment intended to be used outdoors. This is a comprehensive rulemaking including expansion of the scope of regulation, enhanced noise limits, change to the conformity assessment system, among other things. The commission is expected to publish proposed regulation in 2018.

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

Preparing for the Future

Management Challenges and Preparing for the Future

Honda will focus its energies on the tasks set out below in order to overcome the challenges described in “Operating Results” in “Item 5. Operating and Financial Review and Prospects.”

1. Product Quality

Honda will strive to improve its product quality by verification within each development, purchasing, production, sales, and service department, along with integrated verification through coordination among those departments.

2. Research and Development

Focusing on the fields of “mobility” and “people’s daily lives,” Honda is committed to creating new value to meet the increasingly diverse expectations of its customers by combining its forte of creative manufacturing with progress in digital technologies such as AI and big data. Honda will reinforce its product development structure so that it manifests Honda’s identity as well as adopt open innovation with other companies and research institutions, in an effort to materialize a research and development structure that creates both product and experience.

3. Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region.

In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote the global spread of electric-powered motor technology. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including, but not limited to, natural disasters.

4. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5. Safety Technologies

Honda will develop technologies to lead the effort of reducing traffic accidents. Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will also improve safety by developing technologies to commercialize automated driving, and by using artificial intelligence and connectivity technologies. In addition, Honda will reinforce traffic safety programs in Japan and abroad, advance driving and motorcycling training programs provided by local dealerships, and work actively in partnership with communities to build and improve the traffic environment.

6. The Environment

Honda will step up its efforts to create better, cleaner, and more fuel-efficient engine technologies, further improve recyclables, and develop zero-emission technologies and electric-powered motors throughout its product lines, in order to lead the effort to create a carbon-free society. In addition, Honda has set a target to reduce total CO2 emissions by 50% compared to year 2000 levels by 2050. To achieve this target, it will strengthen its efforts to realize reductions in CO2 emissions through the entirety of its corporate activities including the supply chain, through means such as further advancing its energy-efficiency technologies and making effective use of renewable energy, as well as effectively utilizing resources and properly disposing of waste. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management to reduce CO2 emissions related to mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers, and society want to exist.

C. Organizational Structure

As of March 31, 2017, the Company had 90 Japanese subsidiaries and 277 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

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

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2017, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	4,952	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	2,058	Power products and transmissions
Suzuka, Mie, Japan	5,901	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,198	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A	1,060	Aircrafts
Burlington, North Carolina, U.S.A.	89	Aircraft engines
Marysville, Ohio, U.S.A.	4,883	Automobiles
Anna, Ohio, U.S.A.	2,569	Engines
East Liberty, Ohio, U.S.A.	1,913	Automobiles
Lincoln, Alabama, U.S.A.	4,821	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,443	Automobiles
Alliston, Canada	4,270	Automobiles and engines
El Salto, Mexico	2,535	Motorcycles and automobiles
Celaya, Mexico	5,076	Automobiles
Swindon, U.K.	2,567	Automobiles and engines
Gebze, Turkey	776	Motorcycles and automobiles
Guangzhou, China	839	Automobiles
Gurugram, India	3,170	Motorcycles
Greater Noida, India	2,564	Automobiles
Alwar, India	2,634	Motorcycles and automobiles
Narasapura, India	1,829	Motorcycles

Location	Number of Employees	Principal Products Manufactured
Ahemdabad, India	791	Motorcycles
Karawang, Indonesia	2,566	Automobiles and engines
Melaka, Malaysia	2,662	Automobiles
Ayutthaya, Thailand	2,610	Automobiles
Prachinburi, Thailand	1,102	Automobiles
Bangkok, Thailand	3,529	Motorcycles and power products
Phuc Yen, Vietnam	4,382	Motorcycles and automobiles
Duy Tien, Vietnam	304	Motorcycles
Buenos Aires, Argentina	1,263	Motorcycles and automobiles
Sumare, Brazil	3,132	Automobiles
Manaus, Brazil	5,829	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2017, the Company’s property, with a net book value of approximately ¥61.6 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2017 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,423.7 billion, decreased by ¥191.2 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥541.0 billion, decreased by ¥106.4 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2016	2017	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥59,229	¥50,040	¥(9,189)
Automobile Business	571,796	480,471	(91,325)
Financial Services Business	1,968,257	1,883,220	(85,037)
Financial Services Business (Excluding Equipment on Operating Leases)	719	524	(195)
Power Product and Other Businesses	15,754	10,006	(5,748)
Total	¥2,615,036	¥2,423,737	¥(191,299)
Total (Excluding Equipment on Operating Leases)	¥647,498	¥541,041	¥(106,457)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥50,040 million in the fiscal year ended March 31, 2017. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥480,471 million in the fiscal year ended March 31, 2017. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥524 million in the fiscal year ended March 31, 2017, while capital expenditures for equipment on operating leases were ¥1,882,696 million.

In Power products and other businesses, capital expenditures of ¥10,006 million in the fiscal year ended March 31, 2017, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after fiscal year 2017

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2018 are shown below.

Fiscal year ending March 31, 2018
Yen (millions)
Motorcycle Business	¥59,600
Automobile Business	454,600
Financial Services Business	1,600
Power Product and Other Businesses	14,200

Total	¥530,000

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

A. Operating Results

Overview

Business Environment

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2017, the United States economy continued to recover, mainly due to improvement in employment conditions and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and personal consumption. In the Asian economies, India experienced a moderate recovery and there was an upward trend in the economies of Thailand and Indonesia, while China’s economy slowed gradually in the first half of the fiscal year and saw an upturn in the second half. The Japanese economy continued on a gradual recovery track, mainly due to improvement in employment conditions and steady personal consumption.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of Fiscal Year 2017 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2017 decreased from the fiscal year ended March 31, 2016, due mainly to negative foreign currency translation effects, which was partially offset by increased consolidated unit sales in all business operations as well as an increase in sales revenue in the Financial services business. Operating profit increased from the previous fiscal year, due mainly to decreased selling, general and administrative expenses including product warranty expenses, continuing cost reduction, increase in profit attributable to increased sales revenue and model mix as well as the impact of pension plan amendments, which was partially offset by an increase in research and development expenses as well as negative foreign currency effects.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) in fiscal year 2017 totaled 11,237 thousand units, an increase of 6.3% from the previous fiscal year, due mainly to increases primarily in India and Vietnam, which more than offset a decline in Brazil.

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,683 thousand units in fiscal year 2017, an increase of 1.3% from the previous fiscal year, due mainly to increases in sales units in North America and Asia mainly due to the launch of new models.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2017 totaled 6,121 thousand units, an increase of 2.6% from the previous fiscal year primarily due to an increase in sales units in North America and Asia, which more than offset a decline in Japan.

Fiscal Year 2017 Compared with Fiscal Year 2016

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2017, decreased by ¥601.9 billion, or 4.1%, to ¥13,999.2 billion from the fiscal year ended March 31, 2016, due mainly to negative foreign currency translation effects, which was partially offset by increased consolidated unit sales in all business operations as well as an increase in sales revenue in the Financial services business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥722.6 billion, or 4.9%, compared to the decrease as reported of ¥601.9 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses decreased by ¥939.2 billion, or 6.7%, to ¥13,158.4 billion from the previous fiscal year. Cost of sales decreased by ¥466.5 billion, or 4.1%, to ¥10,865.8 billion from the previous fiscal year, due mainly to the impact of pension plan amendments as well as positive foreign currency effects, which was partially offset by an increase in costs attributable to increased consolidated unit sales in all business operations. Selling, general and administrative expenses decreased by ¥507.6 billion, or 24.1%, to ¥1,601.2 billion from the previous fiscal year, due mainly to decreased product warranty expenses as well as the impact of pension plan amendments. Research and development expenses increased by ¥34.9 billion, or 5.3%, to ¥691.4 billion from the previous fiscal year, which was partially offset by a decrease in costs attributable to the impact of pension plan amendments.

Operating Profit

Operating profit increased by ¥337.3 billion, or 67.0%, to ¥840.7 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses including product warranty expenses, continuing cost reduction, increase in profit attributable to increased sales revenue and model mix as well as the impact of pension plan amendments, which was partially offset by an increase in research and development expenses as well as negative foreign currency effects. Honda estimates that by excluding negative foreign currency effects of approximately ¥283.2 billion, operating profit would have increased by approximately ¥620.5 billion.

With respect to the discussion above of the changes, management identified factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated transaction. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Japanese yen and others at the level of the Company and its material consolidated subsidiaries. The estimates excluding the foreign currency effects are not on the same base as Honda’s consolidated financial statements, and do not conform to IFRS. Furthermore, Honda does not believe that these measures are substitute for the disclosure required by IFRS. However, Honda believes that such estimates excluding the foreign currency effects provide financial statements users with additional useful information for understanding Honda’s results.

Profit before Income Taxes

Profit before income taxes increased by ¥371.5 billion, or 58.5%, to ¥1,006.9 billion. The main factors behind this increase, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a positive impact of ¥38.7 billion, due mainly to an increase in profit attributable to increased sales revenue at affiliates and joint ventures in Asia.

Finance income and finance costs had a negative impact of ¥4.5 billion, due mainly to effect from gains or losses on derivatives. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense increased by ¥98.5 billion, or 43.0%, to ¥327.5 billion from the previous fiscal year. The average effective tax rate decreased 3.6 percentage points to 32.5% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year increased by ¥273.0 billion, or 67.2%, to ¥679.3 billion from the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent increased by ¥272.0 billion, or 79.0%, to ¥616.5 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests increased by ¥0.9 billion, or 1.6%, to ¥62.8 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles and all-terrain vehicles (ATVs) totaled 11,237 thousand units, increased by 6.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia, which was partially offset by a decrease in Other Regions.

Sales revenue from external customers decreased by ¥89.2 billion, or 4.9%, to ¥1,716.1 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by an increase in consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥101.5 billion, or 5.6%, compared to the decrease as reported of ¥89.2 billion, which includes negative foreign currency translation effects.

Operating costs and expenses decreased by ¥78.2 billion, or 4.8%, to ¥1,545.4 billion from the previous fiscal year. Cost of sales decreased by ¥63.8 billion, or 4.9%, to ¥1,248.6 billion, due mainly to the impact of pension plan amendments as well as positive foreign currency effects, which was partially offset by an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses decreased by ¥8.4 billion, or 3.7%, to ¥216.0 billion, due mainly to a decrease in costs attributable to the impact of pension plan amendments as well as positive foreign currency effects. Research and development expenses decreased by ¥5.9 billion, or 6.9%, to ¥80.6 billion, due mainly to a decrease in costs attributable to the impact of pension plan amendments.

Operating profit decreased by ¥11.0 billion, or 6.1%, to ¥170.7 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by continuing cost reduction as well as the impact of pension plan amendments.

Japan

Total industry demand for motorcycles in Japan* decreased by around 6% from the previous fiscal year to approximately 370 thousand units in fiscal year 2017.

Honda’s consolidated unit sales in Japan declined 13.3% from the previous fiscal year to 156 thousand units in fiscal year 2017, mainly reflecting an overall decline in unit sales of 50cc scooter models.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, decreased around 3% from the previous year to approximately 700 thousand units in calendar year 2016.

Honda’s consolidated unit sales in North America decreased 4.5% from the previous fiscal year to 294 thousand units in fiscal year 2017. This was mainly due to a decrease in sales of ATVs, which was partially offset by increased sales of side-by-side (S×S) models, centered on the Pioneer 1000, primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)

The total includes motorcycles and ATVs, but does not include side-by-side (SxS) models.

Europe

Total demand for motorcycles in Europe* increased around 12% from the previous year to approximately 910 thousand units in calendar year 2016.

Honda’s consolidated unit sales in Europe increased 6.4% from the previous fiscal year to 217 thousand units in fiscal year 2017, mostly as a result of robust sales of the CRF1000L Africa Twin model.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* increased around 2% from the previous year to approximately 39,760 thousand units in calendar year 2016.

Looking at market conditions by country, in calendar year 2016, demand in India increased about 10% from the previous year to approximately 17,670 thousand units. Demand in China decreased around 13% from the previous year to approximately 8,040 thousand units. Demand in Indonesia decreased around 8% from the previous year to approximately 5,930 thousand units. Vietnam saw demand increase around 10% from the previous year to approximately 3,120 thousand units. Demand in Thailand increased around 4% from the previous year to approximately 1,740 thousand units. Demand in Pakistan increased around 9% from the previous year to approximately 1,660 thousand units.

Honda’s consolidated unit sales in Asia increased 10.0% from the previous fiscal year to 9,513 thousand units in fiscal year 2017. This was due to brisk sales of scooter models such as the Activa in India and the Vision in Vietnam, among other factors.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2017 decreased around 2% from the previous fiscal year to approximately 4,370 thousand units due mainly to lackluster overall market conditions, despite increases in motorcycle models such as the CBR150R and CB150R models, among others.

*	Based on Honda research. Only includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, declined significantly by about 28% from the previous year to approximately 850 thousand units in calendar year 2016, mainly due to a continued slump in economic conditions.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 14.1% from the previous fiscal year to 1,057 thousand units in fiscal year 2017, mainly reflecting the overall market slump in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,683 thousand units, increased by 1.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America and Asia.

Sales revenue from external customers decreased by ¥538.5 billion, or 5.1%, to ¥10,086.8 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by increased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥400.7 billion, or 3.8%, compared to the decrease as reported of ¥538.5 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥511.0 billion, or 4.7%, to ¥10,256.6 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥858.8 billion, or 8.1%, to ¥9,755.4 billion from the previous fiscal year. Cost of sales decreased by ¥402.9 billion, or 4.8%, to ¥7,947.6 billion, due mainly to the impact of pension plan amendments as well as positive foreign currency effects, which was partially offset by an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses decreased by ¥500.1 billion, or 29.0%, to ¥1,223.5 billion, due mainly to decreased product warranty expenses as well as the impact of pension plan amendments. Research and development expenses increased by ¥44.3 billion, or 8.2%, to ¥584.3 billion, which was partially offset by the impact of pension plan amendments.

Operating profit increased by ¥347.8 billion, or 226.8%, to ¥501.1 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses including product warranty expenses, continuing cost reduction, an increase in profit attributable to increased sales volume and model mix as well as the impact of pension plan amendments, which was partially offset by an increase in research and development expenses as well as negative foreign currency effects.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2016	2017
Passenger cars:	52%	51%
Accord, Brio, City, Civic, Fit/Jazz

Light trucks:	41%	43%
CR-V, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:	7%	6%
N-BOX

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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 30% higher, our passenger cars category was approximately 15% lower and our mini vehicles category was approximately 50% lower than total weighted average contribution margin for the fiscal year ended March 31, 2017. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 increased around 3% from the previous fiscal year to approximately 5,070 thousand units in fiscal year 2017.

Honda’s consolidated unit sales in Japan decreased 1.8% from the previous fiscal year to 603 thousand units*2 in fiscal year 2017. This was mainly due to a decline in sales of the Step WGN, which outweighed the effect of a full model change of the Freed model and other factors.

Honda’s unit production of automobiles in fiscal year 2017 increased 6.5% from the previous fiscal year to 810 thousand units. This was mainly due to an increase in export volume.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, was around the same level as the previous year at approximately 17,550 thousand units in calendar year 2016. This result reflected continued strong demand for light trucks, which offset a decrease for passenger cars which were fiercely competitive.

Under these conditions, Honda’s consolidated unit sales in North America increased 2.1% from the previous fiscal year to 1,970 thousand units in fiscal year 2017. This increase was mainly attributable to the effect of launching the new Civic Hatchback model, and a full model change of the Ridgeline model, which offset a decline in sales volume of the Accord model.

Honda manufactured 1,937 thousand units in fiscal year 2017, an increase of 0.9% from the previous fiscal year. This increase mainly reflected increased production of HR-V model at the plant in Mexico.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased about 7% from the previous year to approximately 15,130 thousand units in calendar year 2016, mainly driven by the gradual recovery in economic conditions.

Honda’s consolidated unit sales in Europe increased 7.0% from the previous fiscal year to 184 thousand units in fiscal year 2017. This was mainly due to brisk sales of the HR-V model.

Unit production at Honda’s U.K. plant in fiscal year 2017 increased dramatically by 30.1% from the previous fiscal year to 149 thousand units, mainly due to the start of exports of the Civic Hatchback model to North America.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 28 EU countries and three EFTA countries.

Asia

Total demand for automobiles in Asia increased around 4% from the previous year to approximately 7,390 thousand units*1 in calendar year 2016. This was mainly due to an increase in demand in India despite a decrease in Malaysia and other places. Total demand for automobiles in China increased about 14% from the previous calendar year to approximately 28,020 thousand units*2.

Honda’s consolidated unit sales in Asia outside Japan increased 2.1% from the previous fiscal year to 684 thousand units in fiscal year 2017. This increase was mainly attributable to brisk sales of the new BR-V model in Indonesia, and the effect of a full model change of the Civic model in Pakistan, despite a decline in sales in India.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China increased 21.5% from the previous fiscal year to 1,280 thousand units in fiscal year 2017. The increase was mainly attributable to strong sales of the fully remodeled Civic, the effect of launching the new Avancier and Gienia models, and brisk sales of the XR-V and Vezel models.

Honda’s unit production by consolidated subsidiaries in Asia increased 4.7% from the previous fiscal year to 752 thousand units*3 in fiscal year 2017.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and Guangqi Honda Automobile Co., Ltd. increased 20.0% from the previous fiscal year to 1,259 thousand units in fiscal year 2017.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil, the principal market within Other Regions, decreased around 20% from the previous year to approximately 1,980 thousand units* in calendar year 2016. The decrease was mainly due to continued instability in the economic environment.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 3.6% from the previous fiscal year to 242 thousand units in fiscal year 2017. The decrease mainly reflected a decrease in unit sales in Brazil.

Unit production at Honda’s plant in Brazil decreased 16.5% from the previous fiscal year to 120 thousand units in fiscal year 2017.

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

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2017 increased by ¥368.0 billion, or 4.2%, to ¥9,054.2 billion from the March 31, 2016. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2017 would have increased by approximately ¥434.8 billion, or 5.0%, compared to the increase as reported of ¥368.0 billion, which includes negative foreign currency translation effects.

Sales revenue from external customers increased by ¥42.4 billion, or 2.3%, to ¥1,878.0 billion from the previous fiscal year, due mainly to an increase in operating lease revenues and revenues on disposition of lease vehicles, which was partially offset by negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥210.9 billion, or 11.5%, compared to the increase as reported of ¥42.4 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales increased by ¥41.5 billion, or 2.2%, to ¥1,891.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥62.4 billion, or 3.8%, to ¥1,712.8 billion from the previous fiscal year. Cost of sales increased by ¥61.5 billion, or 4.0%, to ¥1,608.7 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased operating lease revenues and revenues on disposition of lease vehicles. Selling, general and administrative expenses increased by ¥0.9 billion, or 0.9%, to ¥104.1 billion.

Operating profit decreased by ¥20.9 billion, or 10.5%, to ¥178.4 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses as well as negative foreign currency effects, which was partially offset by an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,121 thousand units, increased by 2.6% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America and Asia, which was partially offset by a decrease in Japan and Other Regions.

Sales revenue from external customers decreased by ¥16.5 billion, or 5.0%, to ¥318.1 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by increased sales revenue in Other businesses. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥9.4 billion, or 2.8%, compared to the decrease as reported of ¥16.5 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥2.5 billion, or 0.7%, to ¥349.6 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥24.0 billion, or 6.3%, to ¥359.3 billion from the previous fiscal year. Cost of sales decreased by ¥20.5 billion, or 7.0%, to ¥275.4 billion, due mainly to a decrease in operating costs in Other businesses as well as the impact of pension plan amendments. Selling, general and administrative expenses totaled to ¥57.4 billion basically unchanged from the previous fiscal year. Research and development expenses decreased by ¥3.4 billion, or 11.4%, to ¥26.4 billion, due mainly to a decrease in costs attributable to the impact of pension plan amendments.

Operating loss was ¥9.6 billion, an improvement of ¥21.4 billion from the previous fiscal year, due mainly to a decrease in operating costs in Other businesses as well as the impact of pension plan amendments, which was partially offset by negative foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in the Power product and other businesses segment was ¥43.8 billion, an improvement of ¥27.2 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in power product business operations in Japan decreased 17.1% from the previous fiscal year to 301 thousand units in fiscal year 2017 mainly due to a decline in sales of OEM engines* and snow blowers, among other factors.

*	OEM (Original Equipment Manufacturer) engines: refers to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America increased 5.9% from the previous fiscal year to 2,977 thousand units in fiscal year 2017. This was mainly attributable to an increase in sales of OEM engines and generators.

Europe

Honda’s consolidated unit sales in Europe increased 2.7% from the previous fiscal year to 1,035 thousand units in the fiscal year 2017. This was mostly due to increases in sales of OEM engines and cordless trimmers.

Asia

Honda’s consolidated unit sales in Asia increased 6.0% from the previous fiscal year to 1,430 thousand units in fiscal year 2017. This was mainly due to an increase in sales of OEM engines, despite a decrease in sales of water pumps and other factors.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) decreased 12.9% from the previous fiscal year to 378 thousand units in fiscal year 2017. This was mainly due to a decrease in sales of OEM engines.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales increased by ¥184.8 billion, or 4.7%, to ¥4,113.4 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business and Financial services business. Operating profit was ¥104.5 billion, an increase of ¥203.2 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses including product warranty expenses, an increase in profit attributable to increased sales revenue and model mix as well as the impact of pension plan amendments, which was partially offset by increased research and development expenses as well as negative foreign currency effects.

North America

In North America, where the United States is the principal market, sales revenue decreased by ¥439.0 billion, or 5.1%, to ¥8,098.0 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by an increase in sales revenue in the Automobile business and Financial services business. Operating profit increased by ¥187.8 billion, or 89.1%, to ¥398.7 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses including product warranty expenses, continuing cost reduction as well as an increase in profit attributable to increased sales revenue and model mix, which was partially offset by negative foreign currency effects.

Europe

In Europe, sales revenue increased by ¥13.3 billion, or 1.7%, to ¥789.3 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business, which was partially offset by negative foreign currency translation effects. Operating profit decreased by ¥6.6 billion, or 35.4%, to ¥12.1 billion from the previous fiscal year, due mainly to increased expenses for incentives, which was partially offset by an increase in profit attributable to increased sales revenue.

Asia

In Asia, sales revenue decreased by ¥79.3 billion, or 2.2%, to ¥3,456.0 billion from the previous fiscal year, due mainly to negative foreign currency translation effects, which was partially offset by an increase in sales revenue in the Automobile business and Motorcycle business. Operating profit decreased by ¥4.0 billion, or 1.2%, to ¥331.4 billion from the previous fiscal year, due mainly to and negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses including product warranty expenses.

Other Regions

In Other Regions, sales revenue decreased by ¥75.1 billion, or 9.3%, to ¥733.4 billion from the previous fiscal year, due mainly to a decrease in sales revenue in the Motorcycle business as well as negative foreign currency translation effects. Operating profit was ¥29.0 billion, an increase of ¥37.3 billion from the previous fiscal year, due mainly to continuing cost reduction as well as decreased selling, general and administrative expenses including product warranty expenses, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects.

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

With respect to the discussion above of the changes, management identified factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated transaction. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Japanese yen and others at the level of the Company and its material consolidated subsidiaries. The estimates excluding the foreign currency effects are not on the same base as Honda’s consolidated financial statements, and do not conform to IFRS. Furthermore, Honda does not believe that these measures are substitute for the disclosure required by IFRS. However, Honda believes that such estimates excluding the foreign currency effects provides financial statements users with additional useful information for understanding Honda’s results.

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

Honda’s consolidated unit sales in Japan decreased 11.8% from the previous fiscal year to 614 thousand units*2 in fiscal year 2016. The main reason for the decline was a tax increase on mini vehicles. This was despite the positive effect from the introduction of new automobile models such as the Shuttle, and a full model change of the Step WGN, and other factors.

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

Honda manufactured 1,919 thousand units in fiscal year 2016, an increase of 6.0% from the previous fiscal year. This increase mainly reflected an increase in unit production at Honda’s plants in the United States and Canada, primarily to cope with brisk sales of CR-V and Civic models, and increased production of HR-V model at the plant in Mexico.

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

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 28 EU countries and three EFTA countries.

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

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,965 thousand units, decreased by 0.3% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Europe, which was partially offset by an increase in North America.

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

*	Aircraft and aircraft engines which began deliveries in December 2015 are included in the Power product and other businesses segment.

Japan

Honda’s consolidated unit sales in power product business operations in Japan increased 7.4% from the previous fiscal year to 363 thousand units in fiscal year 2016. This was mainly due to an increase in sales of OEM engines*, which more than offset a decline in sales of snow blowers and other models.

*	OEM (Original Equipment Manufacturer) engines: refers to engines installed on products sold under a third-party brand.

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

North America

In North America, where the United States is the principal market, sales revenue increased by ¥1,336.2 billion, or 18.6%, to ¥8,537.0 billion from the previous fiscal year, due mainly to an increase in sales revenue in the Automobile business and Financial services business. Operating profit increased by ¥29.3 billion, or 16.2%, to ¥210.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and model mix, which was partially offset by increased selling, general and administrative expenses including product warranty expenses and negative foreign currency effects.

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

Significant Factors Affecting Our Results of Operations

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of the inflators rise abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments within the cars. We are continuing to focus on the satisfaction and safety of our customers and making every effort through market-based measures to replace those airbag inflators as quickly as possible.

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

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Provisions for product warranties
Balance at beginning of year	¥274,231	¥421,523	¥727,441
Provision*	295,035	607,646	198,016
Charge-offs	(156,787)	(257,574)	(341,416)
Reversal	(12,171)	(12,907)	(54,324)
Exchange differences on translating foreign operations	21,215	(31,247)	(9,587)

Balance at end of year	¥421,523	¥727,441	¥520,130

Sales revenue	¥13,328,099	¥14,601,151	¥13,999,200

*

Provisions for product warranties accrued during the period for the years ended March 31, 2015, 2016 and 2017 are ¥295.0 billion, ¥607.6 billion and ¥198.0 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, collateral types, and loan terms. Market and economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated into these models. Estimated losses on operating leases expected to terminate early due to lessee defaults are also determined collectively, consistent with the methodologies used for consumer finance receivables.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net charge-offs during fiscal year 2017, the provision for fiscal year 2017 and the allowance balance at the end of fiscal year 2017 would have increased by approximately ¥5.6 billion and ¥3.1 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2017.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2015	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥21,970	¥636	¥2,594	¥25,200
Provision	18,213	349	(202)	18,360
Charge-offs	(26,673)	(620)	(385)	(27,678)
Recoveries	9,101	131	27	9,259
Exchange differences on translating foreign operations	38	3	(144)	(103)

Balance at end of year	¥22,649	¥499	¥1,890	¥25,038

Ending balance of receivables from financial services	¥4,901,918	¥260,543	¥556,735	¥5,719,196
Average balance of receivables from financial services	¥4,732,809	¥295,315	¥526,817	¥5,554,941
Net charge-offs as a % of average balance of receivables from financial services	0.37%	0.17%	0.07%	0.33%
Allowance as a % of ending balance of receivables from financial services	0.46%	0.19%	0.34%	0.44%

	Yen (millions)
For the year ended March 31, 2016	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥22,649	¥499	¥1,890	¥25,038
Provision	24,148	457	769	25,374
Charge-offs	(31,258)	(268)	(64)	(31,590)
Recoveries	8,839	107	98	9,044
Exchange differences on translating foreign operations	(2,078)	(33)	(190)	(2,301)

Balance at end of year	¥22,300	¥762	¥2,503	¥25,565

Ending balance of receivables from financial services	¥4,227,816	¥227,502	¥589,889	¥5,045,207
Average balance of receivables from financial services	¥4,564,867	¥244,023	¥573,312	¥5,382,202
Net charge-offs as a % of average balance of receivables from financial services	0.49%	0.07%	(0.01)%	0.42%
Allowance as a % of ending balance of receivables from financial services	0.53%	0.33%	0.42%	0.51%

	Yen (millions)
For the year ended March 31, 2017	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥22,300	¥762	¥2,503	¥25,565
Provision	29,870	338	(278)	29,930
Charge-offs	(33,045)	(287)	(382)	(33,714)
Recoveries	8,487	69	3	8,559
Exchange differences on translating foreign operations	1,255	(73)	(23)	1,159

Balance at end of year	¥28,867	¥809	¥1,823	¥31,499

Ending balance of receivables from financial services	¥4,199,715	¥184,339	¥608,549	¥4,992,603
Average balance of receivables from financial services	¥4,100,161	¥195,750	¥568,024	¥4,863,935
Net charge-offs as a % of average balance of receivables from financial services	0.60%	0.11%	0.07%	0.52%
Allowance as a % of ending balance of receivables from financial services	0.69%	0.44%	0.30%	0.63%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2015	2016	2017
Provision for credit losses on past due lease payments under operating leases	¥1,869	¥2,141	¥2,493
Impairment losses on operating leases due to early termination	¥4,077	¥5,486	¥7,987

Fiscal Year 2017 Compared with Fiscal Year 2016

The provision for credit losses on receivables from financial services for the fiscal year ended March 31, 2017 increased by ¥4.5 billion, or 18.0%, from the fiscal year ended March 31, 2016. Net charge-offs of receivables from financial services for the fiscal year ended March 31, 2017 increased by ¥2.6 billion, or 11.6%, from the fiscal year ended March 31, 2016. The increase in the provision for credit losses and net charge-offs was attributable to higher default frequencies and loss severities on receivables due in part to the increase in the volume of retail loans with longer terms in our North American finance subsidiaries. Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2017 increased by ¥2.5 billion, or 45.6%, from the fiscal year ended March 31, 2016 primarily due to the growth in equipment on operating leases in our North American finance subsidiaries.

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

We assess our estimates for end of term market values of lease vehicles, at minimum, on a quarterly basis. The primary factors affecting the estimates are the percentage of leased vehicles that we expect to be returned by the lessee at the end of lease term and expected loss severities. Factors considered in this evaluation include, among other factors, economic conditions, historical trends, and market information on new and used vehicles. For operating leases, adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense. For finance leases, if there is an objective evidence that recognition of losses on lease residual values is needed, downward adjustments for declines in estimated residual values are recognized as a loss on lease residual values in the period in which the estimate changed.

We also review our equipment on operating leases for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. If impairment conditions are met, impairment losses are measured by the amount carrying values exceed their recoverable amounts.

We believe that our estimated losses on lease residual values and impairment losses are a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values, which are inherently uncertain. We believe that the assumptions used are appropriate. However, actual losses incurred may differ from original estimates as a result of actual results varying from those assumed in our estimates.

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2017 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥6.6 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥1.2 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2017. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2017 were 0.8% and 1.7%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2017 were 2.8 - 4.4% and 2.5 - 3.0%, respectively.

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

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2016 and 2017. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

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

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥477.6 billion as of March 31, 2017. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥6,484.5 billion as of March 31, 2017.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2017 Compared with Fiscal Year 2016

Consolidated cash and cash equivalents on March 31, 2017 increased by ¥348.5 billion from March 31, 2016, to ¥2,105.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥885.0 billion of cash inflows. Cash inflows from operating activities decreased by ¥505.9 billion compared with the previous fiscal year, due mainly to a decrease in cash received from customers, including negative foreign currency translation effects.

Net cash used in investing activities amounted to ¥650.6 billion of cash outflows. Cash outflows from investing activities decreased by ¥224.4 billion compared with the previous fiscal year, due mainly to a decrease in payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to ¥115.4 billion of cash inflows. Cash inflows from financing activities increased by ¥210.7 billion compared with the previous fiscal year, due mainly to a decrease in repayments of financing liabilities.

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

Liquidity

The ¥2,105.9 billion in cash and cash equivalents as of March 31, 2017 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2017 corresponds to approximately 1.8 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,046.9 billion have committed lines of credit equivalent to ¥1,090.4 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2017 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2017.

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

Total consolidated R&D expenditures incurred during the fiscal year 2015, 2016 and 2017 were ¥670.3 billion, ¥719.8 billion and ¥659.9 billion, respectively.

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

Among major technological achievements, in the medium motorcycle sector, Honda developed a four-stroke DOHC 4-valve in-line two-cylinder water-cooled engine, which is both very powerful at low-to-medium rotation and has the characteristic of accelerating sharply to high rotation. This newly developed engine was installed in CBR250RR, launched in Indonesia and Japan, which has a new frame design boasting both strength and flexibility, and adopting a newly developed suspension.

In the large motorcycle sector, we launched the CBR1000RR in Europe, Japan, the United States and other countries, as a product of our thorough pursuit of reduction in weight and size. In addition to adopting the newly designed die-cast aluminum seat rail and the titanium muffler with a new structure and achieving the lightest frame in its class by reducing the weight of frame components, it also incorporates new electrical control technology that supports ‘joy of control’, with a power unit that seeks both improved output and controllability characteristics, the Honda Selectable Torque Control feature and a riding mode that can be adjusted according to preferences. We also launched the X-ADV in Europe and other countries, designed for comfort and convenience in urban riding, and featuring adventurous styling and equipment. On top of its four-stroke OHC 4-valve in-line two-cylinder 745cc water-cooled engine that is easy to handle from low rotation to high rotation, the dual clutch transmission (DCT) is also featured as standard equipment.

Furthermore, we have begun to consider a business alliance with Yamaha Motor Co., Ltd. regarding collaboration in the area of small-sized scooters. Going forward, we are aiming for OEM supply of 50cc scooter models for the Japanese market, the joint development and OEM supply of next-generation 50cc business scooter models, and collaborations regarding electric motorcycles in the Class-1 category* for further popularization.

R&D expenditures in this segment incurred during the fiscal year 2015, 2016 and 2017 were ¥73.7 billion, ¥76.7 billion and ¥74.3 billion, respectively.

*The Class-1 category: A category defined by the Road Vehicles Act of Japan as ‘vehicles equipped with two or more wheels and an engine with total displacement of 50 cc or less or an electric motor with rated output of 0.60 kW or less’.

Automobile Business

In the Automobile Business segment, Honda has been involved in R&D activities under the themes of ‘Creating New Values’ and ‘Advanced R&D Activities Worldwide’.

Among major technological achievements in the Automobile Business segment, Honda launched NSX supercar in the United States, Canada, Japan and other countries. The SPORT HYBRID SH-AWD incorporates a hybrid system, which controls the driving force of the automobile electrically, by combining the newly developed V-type six-cylinder twin turbo engine that adopts a mid-mounted layout, a high-efficiency motor, 9-speed DCT, a twin motor unit (TMU), and other features. The body is lightweight yet has high rigidity, realized by using a variety of materials centering around extruded aluminum, while the all-aluminum suspension allows both swift handling and stability at high speeds. Furthermore, the Integrated Dynamic System feature, which selects the optimal set of vehicle characteristics out of four driving modes depending on the driving environment, is also installed.

Also, by newly designing components such as motors and batteries, we reduced the size and weight of the hybrid system SPORT HYBRID i-MMD, and launched ACCORD with high output and high torque in the United States, China and other countries. In addition to renewing the interior and exterior designs, Honda SENSING, an advanced safety and driver-assistive system, is featured as standard equipment.

In the United States, after the 10th generation CIVIC Sedan and CIVIC Coupe were launched, we subsequently launched the five-door model CIVIC Hatchback. The CIVIC Hatchback uses the 1.5L direct injection VTEC Turbo engine for its powertrain, CVT and 6-speed manual transmission for transmission, and features Honda SENSING. In addition, in North America, we launched the CR-V which features the 1.5L direct injection turbo engine for the first time, on top of the existing 2.4L direct injection DOHC i-VTEC engine. Transmission for all grades are equipped with CVT, and Honda’s proprietary speed control system G-Design Shift has been used.

In Japan, we launched FREED, which offers a versatile seating arrangement and ensures ample cabin space, as well as FREED+, where the ultra-low floor for the cargo space further increased the cargo space usability, and a flat space that makes it possible to sleep in the vehicle along with underfloor storage were simultaneously achieved. In addition to adopting Honda SENSING, for the powertrain, gasoline-power vehicles feature the 1.5L direct injection DOHC i-VTEC engine and high-efficiency CVT, while hybrid vehicles feature the SPORT HYBRID i-DCD. Both vehicles provide a superior fuel economy and a powerful drive.

R&D expenditures in this segment incurred during the fiscal year 2015, 2016 and 2017 were ¥567.3 billion, ¥614.2 billion and ¥559.8 billion, respectively.

Power Product and Other Businesses

Honda has involved research and development in the Power Products Business, based on the principle of ‘Expand the usefulness and joy towards worldwide customers, by having a full understanding of the market, looking into the future and adapting business fundamentals’.

Among major technological achievements, Honda launched the BF5 and BF6 compact four-stroke outboard engines, featuring a large capacity internal fuel tank which enables a long running time, in Europe, the United States, Canada, Japan and other countries. Equipped with an oil alert function that warns the ship operator of an oil volume drop, improved convenience due to features such as the compact, easily-stored tiller handle, minimal recoil due to less pulling force required to start the engine and an easier start, and a one-push stop structure with an engine-stopping switch; Honda received the ‘2016 IBEX Innovation Award’ in the United States and the ‘Japan’s Boat of the Year Award 2016’ in Japan for the BF5 and BF6 compact four-stroke outboard engines.

Utilizing Honda’s proprietary sine wave inverter technologies, the EG25i, EB2800i, and EG2800i generators, which can stably deliver high-quality electrical output equivalent to power supplies for homes, were launched in the United States, Japan and Canada. By adopting a lightweight, compact and high-rigidity open frame, low costs are achieved, and the generator is protected from engine vibrations and external impact. Also, it features an eco-throttle function that automatically controls the number of engine oscillations according to the electrical consumption burden of the machine in use, thereby realizing superior fuel economy and noise reduction.

In Other Businesses such as aircraft engines, Honda seeks to establish a sustainable business structure and make a name for itself in the industry. Under this policy, Honda promoted the establishment of the production and services structures of the HF120 jet engine, as well as cost reductions. In 2016, we received a Type Certificate from the European Aviation Safety Agency (EASA), marking another step forward in our aircraft engines business in Europe.

In addition, through proprietary technologies such as Over-The-Wing Engine Mount, natural laminar flow wings, and an integrally molded carbon composite fuselage, the HondaJet achieves top speed, flight ceiling, climbing ability, fuel economy, and cabin size that are among the best* in its class. The HondaJet started to receive orders from Central and South America, and the actual machine was first showcased in a business aviation event held in Dubai.

*Based on the Company’s research as of March 30, 2017

R&D expenditures in this segment incurred during the fiscal year 2015, 2016 and 2017 were ¥29.2 billion, ¥28.8 billion and ¥25.6 billion, respectively.

Patents and Licenses

As of March 31, 2017, Honda owned more than 20,500 patents in Japan and more than 26,100 patents abroad. Honda also had applications pending for more than 6,700 patents in Japan and for more than 13,800 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this obligation as of March 31, 2017 was ¥120.5 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2017, we guaranteed ¥16.1 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is ¥16.1 billion. As of March 31, 2017, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2017:

Contractual Obligations

	Yen (millions)
	Total	Payments due by period
		Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥7,090,264	¥2,883,047	¥2,647,229	¥1,116,212	¥443,776
Other financial liabilities	202,861	78,905	71,144	21,862	30,950
Future minimum lease payments under non-cancelable operating leases	68,673	16,722	20,902	11,387	19,662
Purchase and other commitments*1	84,095	52,773	24,428	5,623	1,271
Contributions to defined benefit pension plans*2	46,213	46,213	—	—	—

Total	¥7,492,106	¥3,077,660	¥2,763,703	¥1,155,084	¥495,659

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2017.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Effective on June 15, 2017, Honda adopted a “company with an audit and supervisory committee” corporate governance system (the “Audit and Supervisory Committee system”) under Japan’s Company Law (in which this system was newly established by its amendments effected as of May 1, 2015) upon approval on the amendments to the Articles of Incorporation relating thereto at its Ordinary General Meeting of Shareholders held on June 15, 2017. As a result of adopting the Audit and Supervisory Committee system, Honda no longer has a Board of Corporate Auditors.

For Japanese companies which employ the Audit and Supervisory Committee system, including Honda, Japan’s Company Law requires that such company have a board of directors, which shall consist of directors who are audit and supervisory committee members and directors who are not such members, and, within the board of directors, an audit and supervisory committee, which shall consist of three or more directors. Honda’s Articles of Incorporation provide for the Board of Directors of not more than 20 Directors of whom no more than seven Directors shall be Audit and Supervisory Committee Members. Directors who are not audit and supervisory committee members and directors who are such members are separately elected by resolutions of the general meetings of shareholders. The normal term of office of a director who is an audit and supervisory committee member is two years and that of a director who is not such member is one year. Directors may serve any number of consecutive terms.

Honda’s Board of Directors appoints one President and Director and may appoint one Chairman of the Board of Directors and several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among Directors who are not Audit and Supervisory Committee Members. The President represents the Company. In addition, the Board of Directors may appoint, pursuant to its resolutions, Directors who shall each represent the Company. Under the Company Law, a representative director individually has authority to represent the company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company.

Under the Company Law, the audit and supervisory committee has the following responsibilities: (i) auditing the performance of duties by directors and preparing audit reports, (ii) determining proposals concerning the appointment and dismissal of the company’s accounting audit firm and the refusal of reappointment of the company’s accounting audit firm to be submitted to general meetings of shareholders, (iii) deciding opinions on election, dismissal or resignation of directors who are not audit and supervisory committee members, in which case the audit and supervisory committee may express its opinion at the general meeting of shareholders, and (iv) deciding opinions on compensation of directors who are not audit and supervisory committee members, in which case the audit and supervisory committee may express its opinion at the general meeting of shareholders. Not less than half of the members of the audit and supervisory committee must be outside directors. Each of the outside directors is required to meet all of the following independence requirements: the relevant person must be (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of a certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company. With respect to audit reports prepared by the audit and supervisory committee, each member of the committee may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. In addition, the Company is required to appoint independent certified public accountants as accounting auditors. Such independent certified public accountants have as their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by the Representative Director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified member of the audit and supervisory committee (or, if such member is not specified, any member of the committee) and the specified director in charge.

The following table provides the names of all the members of the Board of Directors (including the Audit and Supervisory Committee Members) and of the Executive Officers (who are not concurrently the members of the Board of Directors) of the Company and the current positions held by such persons.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Takahiro Hachigo (May 19, 1959)	Joined Honda Motor Co., Ltd. in April 1982	*3	33,400
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

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2013

	Vice President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	President, Chief Executive Officer and Representative Director of the Company, appointed in June 2015

	Chief Executive Officer of the Company, appointed in April 2017 (presently held)

	President and Representative Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Seiji Kuraishi (July 10, 1958)	Joined Honda Motor Co., Ltd. in April 1982	*3	33,400
	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2007

	Operating Officer of the Company, appointed in June 2007

	President of Dongfeng Honda Automobile Co., Ltd., appointed in January 2008

	Chief Officer for Regional Operations (China), appointed in April 2010

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

	Senior Managing Officer of the Company, appointed in April 2016

	Executive Vice President, Executive Officer and Representative Director of the Company, appointed in June 2016

	Risk Management Officer, appointed in June 2016 (presently held)

	Corporate Brand Officer, appointed in June 2016 (presently held)

	Chief Operating Officer of the Company, appointed in April 2017 (presently held)

	In Charge of Strategy, Business Operations and Regional Operations, appointed in April 2017 (presently held)

	Executive Vice President and Representative Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Senior Managing Directors

Yoshiyuki Matsumoto	Joined Honda Motor Co., Ltd. in April 1981	*3	36,800
(January 14, 1958)	Responsible for Automobile Products for Automobile Operations, appointed in April 2006

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

	Chief Officer for Automobile Operations, appointed in April 2015

	Executive in Charge of Quality Innovation for Automobile Operations, appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in June 2015

	President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd., appointed in April 2016 (presently held)

	Supervising Director of F1 Project, appointed in April 2016

	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization), appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Mikoshiba	Joined Honda Motor Co., Ltd. in April 1980	*3	32,600
(November 15, 1957)	Responsible for East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2008

	Executive Vice President and Director of Honda Motor Europe Ltd., appointed in April 2008

	Operating Officer of the Company, appointed in June 2008

	Responsible for Russia and CIS for Regional Operations (Europe, the Middle & Near East and Africa), appointed in June 2009

	President and Director of Honda Motor RUS LLC, appointed in August 2009

	President of Guangqi Honda Automobile Co., Ltd., appointed in April 2011

	Managing Officer of the Company, appointed in April 2014

	Chief Officer for Regional Operations (Europe Region), appointed in April 2014

	President and Director of Honda Motor Europe Ltd., appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	Chief Officer for Regional Operations (North America), appointed in April 2016 (presently held)

	President and Director of Honda North America, Inc., appointed in April 2016 (presently held)

	President and Chief Executive Officer of American Honda Motor Co., Inc., appointed in April 2016 (presently held)

	In Charge of Sales and Marketing, appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshi Yamane (September 28, 1958)	Joined Honda Engineering Co., Ltd. in October 1985	*3	32,600
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

	Representative of Automobile Development, Purchasing and Production for Automobile Operations, appointed in April 2015

	Head of Production for Automobile Operations, appointed in April 2015

	Representative of Automobile Development, Purchasing and Production (Europe Region), appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in June 2015

	Chief Officer for Production Operations, appointed in April 2016 (presently held)

	In Charge of Production (Production, Purchasing, Quality, Parts and Service) appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kohei Takeuchi (February 10, 1960)	Joined Honda Motor Co., Ltd. in April 1982	*3	23,200
	General Manager of Accounting Division for Business Management Operations, appointed in April 2010

	Operating Officer of the Company, appointed in April 2011

	Chief Officer for Business Management Operations, appointed in April 2013 (presently held)

	Operating Officer and Director of the Company, appointed in June 2013

	Managing Officer and Director of the Company, appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in April 2016

	Chief Officer for Driving Safety Promotion Center, appointed in April 2016 (presently held)

	Chief Financial Officer of the Company (Accounting, Finance, Human Resources, Corporate Governance and IT) appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Hideko Kunii (December 13, 1947)	Associate Director of Ricoh Co., Ltd., appointed in April 2009	*3	1,100

	Chairperson of Ricoh IT Solutions Co., Ltd., appointed in July 2009

	Outside Director of Innovation Network Corporation of Japan, appointed in July 2009 (presently held)

	Member of Gender Equality Bureau Cabinet Office, appointed in August 2009

	Professor, Graduate School of Engineering Management, Shibaura Institute of Technology, appointed in April 2012 (presently held)

	Retired from Chairperson of Ricoh IT Solutions Co., Ltd. in March 2013

	Retired from Associate Director of Ricoh Co., Ltd. in March 2013

	Deputy President, Shibaura Institute of Technology, appointed in April 2013 (presently held)

	General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology, appointed in October 2013 (presently held)

	Director of the Company, appointed in June 2014 (presently held)

	Outside Director of Tokyo Electric Power Company, Incorporated (currently, Tokyo Electric Power Company Holdings, Inc.), appointed in June 2014 (presently held)

	Outside Director of Mitsubishi Chemical Holdings Corporation, appointed in June 2015 (presently held)

Motoki Ozaki (June 6, 1949)	Chairman of the Board of Kao Corporation, appointed in June 2012	*3	200

	President and Representative Director of The Kao Foundation for Arts and Sciences, appointed in June 2012 (presently held)

	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, appointed in March 2014 (presently held)

	End of tenure as Chairman of the Board of Kao Corporation in March 2014

	President of New National Theatre Foundation, appointed in June 2014 (presently held)

	Outside Director of Nomura Securities Co., Ltd., appointed in June 2015 (presently held)

	Director of the Company, appointed in June 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito	Joined Honda Motor Co., Ltd. in April 1978	*3	40,300
(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc., appointed in April 1998

	Director of the Company, appointed in June 2000

	Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2001

	Managing Director of the Company, appointed in June 2003

	Responsible for Motor Sports, appointed in June 2003

	President and Representative Director of Honda R&D Co., Ltd., appointed in June 2003

	General Supervisor, Motor Sports, appointed in April 2004

	General Manager of Suzuka Factory for Production Operations, appointed in April 2005

	Managing Officer of the Company, appointed in June 2005

	Chief Officer for Automobile Operations, appointed in April 2007

	Senior Managing Director of the Company, appointed in June 2007

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2009

	President and Representative Director of the Company, appointed in June 2009

	President, Chief Executive Officer and Representative Director of the Company, appointed in April 2011

	Chief Officer for Automobile Operations, appointed in April 2011

	Director and Advisor of the Company, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors (Audit and Supervisory Committee Members)

Masahiro Yoshida (March 5, 1957)	Joined Honda Motor Co., Ltd. in April 1979	*4	35,300
	Responsible for Human Resources and Associate Relations and General Manager of Human Resources Division for Business Support Operations, appointed in April 2007

	Operating Officer of the Company, appointed in June 2007

	General Manager of Hamamatsu Factory for Production Operations, appointed in April 2008

	Chief Officer for Business Support Operations, appointed in April 2010

	Director of the Company, appointed in June 2010

	Operating Officer and Director of the Company, appointed in April 2011

	Compliance Officer, appointed in April 2012

	Managing Officer and Director of the Company, appointed in April 2013

	Corporate Auditor of the Company (full-time), appointed in June 2016

	Director (Audit and Supervisory Committee Member) of the Company (full-time), appointed in June 2017 (presently held)

Masafumi Suzuki (April 23, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*4	42,420
	General Manager of Regional Operation Planning Office for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2010

	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012

	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Audit and Supervisory Committee Member) of the Company (full-time), appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Hiwatari (August 4, 1945)	Prosecutor General, appointed in July 2008	*4	1,900
	Retired from office in June 2010

	Registered with the Daiichi Tokyo Bar Association in September 2010

	Advisor Attorney to TMI Associates, appointed in September 2010 (presently held)

	Corporate Auditor of the Company, appointed in June 2012

	Outside Auditor of TOYO KANETSU K.K. appointed in June 2012

	Outside Director of Nomura Securities Co., Ltd., appointed in October 2012 (presently held)

	Outside Director (Audit & Supervisory Committee member) of TOYO KANETSU K.K., appointed in June 2015 (presently held)

	Company Auditor (Outside) of THE KAGOSHIMA BANK, LTD. appointed in October 2016 (presently held)

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2017 (presently held)

Hideo Takaura (June 19, 1949)	Registered as Japanese CPA in May 1977	*4	700
	Chief Executive Officer of PricewaterhouseCoopers Aarata (currently, PricewaterhouseCoopers Aarata LLC), appointed in September 2006

	Representative Partner of PricewaterhouseCoopers Aarata, appointed in May 2009

	Retired from PricewaterhouseCoopers Aarata in June 2009

	Outside Auditor of Innovation Network Corporation of Japan, appointed in July 2009 (presently held)

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Mayumi Tamura (May 22, 1960)	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (currently, Seiyu GK), appointed in June 2007	*4	700
	Executive Officer, SVP and Chief Financial Officer of Wal-Mart Japan Holdings GK (currently, Wal-Mart Japan Holdings KK), appointed in May 2010

	End of tenure as Executive Officer, SVP and Chief Financial Officer of Seiyu GK in July 2013

	End of tenure as Executive Officer, SVP and Chief Financial Officer of Wal-Mart Japan Holdings GK in July 2013

	Retired from Seiyu GK in January 2014

	Retired from Wal-Mart Japan Holdings GK in January 2014

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2017 (presently held)

*1

The Company transitioned to being a company with an audit and supervisory committee after obtaining approval for requisite amendments to the Articles of Incorporation at its ordinary general meeting of shareholders held on June 15, 2017.

*2	Directors (including Audit and Supervisory Committee Members) Ms. Hideko Kunii, Mr. Motoki Ozaki, Mr. Toshiaki Hiwatari, Mr. Hideo Takaura and Ms. Mayumi Tamura are Outside Directors.
*3

The term of office of a Director who is not a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2018 after his/her election to office at the close of the ordinary general meeting of shareholders on June 15, 2017.

*4

The term of office of a Director who is a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2019 after his/her election to office at the close of the ordinary general meeting of shareholders on June 15, 2017.

*5

The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Managing Officers

Toshihiko Nonaka	President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Takashi Sekiguchi	Chief Officer for Automobile Operations

Executive in Charge of Sales Strategy, Automobile Operations

Executive in Charge of Corporate Project

Soichiro Takizawa	Senior Executive Vice President and Director of Honda North America, Inc.

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officers

Naoto Matsui	Chief Officer for Purchasing Operations

Mitsugu Matsukawa	Executive in charge of Strategy, New Model and Supply Chain Management for Production Operations

Shinji Aoyama	Chief Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Noriya Kaihara	Chief Officer for Customer First Operations

Chief Quality Officer

Tetsuo Suzuki	Representative of Motorcycle DEB for Motorcycle Operations

Issao Mizoguchi	Chief Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Toshihiro Mibe	Senior Managing Officer and Director of Honda R&D Co., Ltd.

Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Tomomi Kosaka	Vice President of Fuel Cell System Manufacturing LLC

Noriaki Abe	Chief Officer for Motorcycle Operations

Toshiyuki Shimabara	Executive Vice President and Director of Honda North America, Inc.

President and Director of Honda of America Mfg., Inc.

Yasuhide Mizuno	Chief Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor Technology (China) Co., Ltd.

Kazuhiro Odaka	Chief Officer for Human Resources and Corporate Governance Operations

Compliance Officer

Masayuki Igarashi	Executive Vice President and Director of Honda North America, Inc.

Executive Vice President and Director of American Honda Motor Co., Inc.

Hiroyuki Kachi	Chief Officer for IT Operations

Executive in Charge of Corporate Project

Soichi Yamamoto	Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Katsushi Inoue	Chief Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Asako Suzuki	General Manager of Marketing and Product Planning Division for Regional Operations (Japan)

Katsuhisa Okuda	Chief Officer for Power Product Operations

Katsuhide Moriyama	Chief Officer for Brand and Communication Operations

There is no family relationship between any director or executive officer and any other director or executive officer.

None of Honda’s members of the board of directors is party to a service contract with Honda or any of its subsidiaries that provides for benefits upon termination of employment.

B. Compensation

On June 15, 2017, Honda established an Audit and Supervisory Committee, a body within its Board of Directors. Prior to this date, Honda had a Board of Corporate Auditors, a legally separate and independent body from the Board of Directors. See Item 16.G “Corporate Governance.”

The maximum total amount of compensation for Directors who are Audit and Supervisory Committee Members and that for Directors who are not such members shall be separately approved at the general meeting of shareholders.

Compensation of the Directors who are neither Outside Directors nor Audit and Supervisory Committee Members consists of a fixed monthly remuneration, which shall be paid as compensation for the performance of their duties, and an executive bonus, which is linked to the business results for the relevant fiscal year. Compensation of Outside Directors and Directors who are Audit and Supervisory Committee Members consists only of a fixed monthly remuneration, which shall be paid as compensation for the performance of their duties.

Compensation of the Directors who are not Audit and Supervisory Committee Members is paid based on the compensation standards approved by the Board of Directors. Bonuses of the Directors who are neither Outside Directors nor Audit and Supervisory Committee members shall be resolved by the Board of Directors by taking into consideration the business results of each fiscal year, dividends to shareholders, the standards of bonuses of employees and other relevant matters. Compensation of the Directors who are Audit and Supervisory Committee Members is determined and paid through discussion among such Directors.

All the Directors including Audit and Supervisory Committee Members shall acquire the Company’s Common Stock by contributing a certain portion of their fixed monthly remuneration to the Officer Shareholders’ Association, and such stock shall be held continuously throughout their term of office and for one year after their retirement.

The total amount of fixed monthly remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2017 was ¥860 million. This amount includes fixed monthly remuneration paid to five Directors and one Corporate Auditor who retired during the fiscal year. The amount of fixed monthly remuneration paid to the Directors and Corporate Auditors includes amount of fixed monthly remuneration paid to those Directors and Corporate Auditors who were also Directors or Corporate Auditors of subsidiaries of the Company.

The total amount of bonuses for the Company’s Directors accrued for the fiscal year ended March 31, 2017 was ¥275 million.

The amounts of fixed monthly remuneration paid and bonuses accrued during the year ended March 31, 2017 are as follows:

	Yen (millions)
	Directors excluding Outside Directors		Outside Directors		Corporate Auditors excluding Outside Corporate Auditors		Outside Corporate Auditors		Total
	number	amount	number	amount	number	amount	number	amount	number	amount
Remuneration	15	¥653	3	¥23	3	¥135	3	¥47	24	¥860
Bonus	11	267	2	8	—	—	—	—	13	275

Total		¥920		¥31		¥135		¥47		¥1,135

The amount of fixed monthly remuneration paid to Takahiro Hachigo during the fiscal year ended March 31, 2017 was ¥102 million. The amount of bonus for Takahiro Hachigo accrued for the fiscal year ended March 31, 2017 was ¥48 million.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors (including Audit and Supervisory Committee Members) required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2015, 2016 and 2017.

As of March 31, 2015

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
204,730	42,163	150,850	2,241	9,476

As of March 31, 2015, Honda had 204,730 full-time employees, including 138,942 local nationals employed in its overseas operations.

As of March 31, 2016

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
208,399	44,384	152,311	2,209	9,495

As of March 31, 2016, Honda had 208,399 full-time employees, including 143,424 local nationals employed in its overseas operations.

As of March 31, 2017

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
211,915	43,869	156,093	2,276	9,677

As of March 31, 2017, Honda had 211,915 full-time employees, including 147,219 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 84% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2017.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2015, 2016 and 2017 were 2.9%, 2.3% and 2.4%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors (including Audit and Supervisory Committee Members) as a group as of June 15, 2017 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	314,620 shares	0.017%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2017, the Association owned 5,655,960 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2017, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,802,280,395 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2017:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	127,979	7.07
The Master Trust Bank of Japan, Ltd. (Trust Account)	94,498	5.22

According to a statement on Schedule 13G (Amendment No. 13) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 14, 2017, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2016, 119,215,504 shares, or 6.6% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 2) filed by BlackRock, Inc. with the SEC on January 24, 2017, BlackRock, Inc. directly and indirectly held, as of December 31, 2016, 99,773,498 shares, or 5.5% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 10, 2017, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2016, 96,890,056 shares, or 5.3% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2017 were 1,811,428,430 shares of Common Stock, of which 66,809,460 shares represented by ADSs and 292,733,881 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 234 at March 31, 2017.

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

During the fiscal year ended March 31, 2017, Honda had sales of ¥713.3 billion and purchases of ¥1,521.7 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2017, Honda had receivables of ¥251.8 billion from affiliates and joint ventures, and had payables of ¥205.4 billion to affiliates and joint ventures.

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

The Company determined year-end dividends of ¥24 per share for the year ended March 31, 2017. As a result, total dividends for the year ended March 31, 2017, together with the first quarter dividends of ¥22, the second quarter dividends of ¥22 and the third quarter dividends of ¥24, were ¥92 per share an increase of ¥4 from the annual dividends paid for the year ended March 31, 2016.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2017)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution at General Meeting of Shareholders
	August 2, 2016	October 31, 2016	February 3, 2017	June 15, 2017
Dividend per Share of Common Stock (yen)	22.00	22.00	24.00	24.00
Total Amount of Dividends (millions of yen)	39,650	39,650	43,254	43,254

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

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2013	¥3,830	¥2,294	$40.00	$28.50
2014	4,405	3,350	42.96	34.24
2015	4,170	3,239	36.02	28.61

2016
1st quarter	¥4,400	¥3,855	$36.44	$32.00
2nd quarter	4,499	3,452	35.99	29.00
3rd quarter	4,142	3,512	33.87	29.75
4th quarter	3,846	2,726	31.00	24.56

2017
1st quarter	¥3,200	¥2,459	$28.74	$24.52
2nd quarter	3,224	2,417	31.18	24.03
3rd quarter	3,579	2,694	30.66	27.51
4th quarter	3,675	3,292	32.17	29.42

CY 2016
December	¥3,579	¥3,288	$30.66	$29.09

CY 2017
January	¥3,604	¥3,318	$30.97	$29.42
February	3,675	3,292	32.17	29.89
March	3,602	3,351	31.44	30.18
April	3,383	3,047	30.21	28.16
May	3,275	3,046	29.17	27.36

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Set forth below is information relating to Honda’s Common Stock, including brief summaries of the relevant provisions of Honda’s articles of incorporation and share handling regulations as currently in effect, and of the Company Law of Japan (the “Company Law”) and related legislation.

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

Objects and Purposes

Article 2 of the articles of incorporation of Honda states that its purpose is to engage in the following businesses:

•	Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircraft and other transportation machinery and equipment.

•

Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

•	Manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

•	Overland transportation business, marine transportation business, air transportation business, warehousing business, travel business and other transport business and communication business.

•	Sale of sporting goods, articles of clothing, stationery, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

•

Financial business, nonlife insurance agency business, life insurance agency business, construction business including building construction work and real estate business, including real estate brokerage.

•

Publishing business, advertising business, translation business, interpretation business, management consultancy business, information services including information processing, information communication and information provision, industrial planning and design, comprehensive security business and labor dispatch services.

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

The Company Law provides that compensation for directors is determined at a general meeting of shareholders of a company, provided that, in the case of a company which adopts a “company with an audit and supervisory committee” corporate governance system (the “Audit and Supervisory Committee system”) including Honda, compensation for directors who are Audit and Supervisory Committee members and that for directors who are not such members are separately determined. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each director and may leave such decision to the president’s discretion by its resolution, provided, however, that unless individual amount of compensation for each of directors who are Audit and Supervisory Committee members has been determined in the articles of incorporation or by a general meeting of shareholders, such amount shall be determined by discussion among such directors who are Audit and Supervisory Committee members.

The Company Law provides that a significant loan from a third party to a company should be approved by the Board of Directors.

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

Other Rights of a Holder of Shares Representing Less Than One Voting Unit

In addition to the rights described in the preceding paragraph, a holder of shares representing less than one voting unit also has the rights including the followings and these rights may not be restricted by the articles of incorporation:

•

rights to receive any consideration for acquisition by a corporation of special shares all of which may be acquired by such corporation (zembu shutoku joukou tsuki shurui kabushiki) as provided by Article 171, paragraph 1, item 1 of the Company Law,

•

rights to receive any cash or other consideration for acquisition by a corporation of shares which may be acquired by such corporation on occurrence of certain event (shutoku joukou tsuki kabushiki) as provided by Article 107, paragraph 1, item 3 of the Company Law,

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

A shareholder of Honda is generally entitled to one vote per voting unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Company Law and the articles of incorporation of Honda, a resolution may be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Company Law and Honda’s articles of incorporation require a quorum for the election of Directors of not less than one-third of the total number of voting rights of all shareholders and the resolution shall be adopted by majority voting, and the Company Law requires that directors who are not Audit and Supervisory Committee members and directors who are such members shall be separately elected by a general meeting of shareholders. Honda’s shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn not less than one-quarter directly or indirectly owned by Honda does not have voting rights. Also, Honda does not have voting rights with respect to its own shares.

Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders who intend to be absent from a general meeting of shareholders may exercise their voting rights in writing. In addition, they may exercise their voting rights by electronic means if the Board of Directors decides to accept such means.

Under the Company Law, in order to approve certain significant matters of a corporation, more strict requirement for the quorum or the number of voting rights to approve is provided. The articles of incorporation of Honda provide that such resolution may be adopted at a general meeting of shareholders by at least two thirds of the voting rights of the shareholders present at the meeting representing at least one third of all the shareholders having voting rights. Such significant matters include, but are not limited to:

•	acquisition of its own shares by Honda from a specific shareholder other than its subsidiary,

•	acquisition of special shares all of which may be acquired by Honda (zembu shutoku joukou tsuki shurui kabushiki),

•	consolidation of the shares,

•	reduction of stated capital (with certain exceptions),

•	issuance or transfer of new shares or existing shares held by Honda as treasury stock to persons other than the shareholders at a “specially favorable” price,

•	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions,

•	discharge of a part of responsibilities of Directors or accounting auditors,

•	distribution of surplus by property other than cash (only in the case that no cash distribution is allowed to shareholders),

•	amendments to the articles of incorporation,

•	transfer of whole or important part of business,

•	dissolution of a corporation,

•	reorganization of a corporation.

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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2016 to March 31, 2017, the Depositary waived $178,869.65 in expenses related to the Ordinary General Meeting of Shareholders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2017. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2017 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2017.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Audit and Supervisory Committee has determined that Mr. Masafumi Suzuki and Mr. Hideo Takaura are each qualified as an “audit committee financial expert” as defined by the rules of the SEC. Additionally, Mr. Suzuki and Mr. Takaura each meet the independence requirements applicable under Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2017, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2016 and 2017:

	Yen (millions)
	2016	2017
Audit Fees	¥4,415	¥4,583
Audit-Related Fees	127	120
All Other Fees	12	8

Total	¥4,554	¥4,711

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

Pre-approval policies and procedures of the Audit and Supervisory Committee

Under applicable SEC rules, our Audit and Supervisory Committee must pre-approve audit services, audit-related services, tax services and other services to be provided by the principal accountant to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of these services.

While, as a general rule, specific pre-approval must be obtained for these services to be provided, our Audit and Supervisory Committee has adopted pre-approval policies and procedures which list particular audit and non-audit services that may be provided without specific pre-approval. Our Audit and Supervisory Committee reviews this list of services on an annual basis, and is informed of each such service that is actually provided. Historically, prior to the establishment of our Audit and Supervisory Committee on June 15, 2017, such general pre-approval was conducted by the predecessor to our Audit and Supervisory Committee, our former Board of Corporate Auditors, a legally separate and independent body from the Board of Directors that had been previously established under Japanese law to perform a similar corporate function.

All services to be provided to us by the principal accountant and its affiliates which are not specifically set forth in this list must be specifically pre-approved by our Audit and Supervisory Committee. Historically, prior to the establishment of our Audit and Supervisory Committee on June 15, 2017, such activities were required to be pre-approved by our former Board of Corporate Auditors.

None of the services described above in this Item 16C. were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2017. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2016	449	¥2,990	—	—
May 1 to May 31, 2016	12	¥3,187	—	—
June 1 to June 30, 2016	379	¥2,814	—	—
July 1 to July 31, 2016	161	¥2,562	—	—
August 1 to August 31, 2016	144	¥2,907	—	—
September 1 to September 30, 2016	192	¥3,095	—	—
October 1 to October 31, 2016	110	¥2,998	—	—
November 1 to November 30, 2016	370	¥3,109	—	—
December 1 to December 31, 2016	520	¥3,458	—	—
January 1 to January 31, 2017	540	¥3,495	—	—
February 1 to February 28, 2017	40	¥3,547	—	—
March 1 to March 31, 2017	465	¥3,549	—	—

Total	3,382	¥3,202	—

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

Effective on June 15, 2017, Honda adopted a “company with an audit and supervisory committee” corporate governance system (the “Audit and Supervisory Committee system”) under Japan’s Company Law (to which amendments on this system were effected as of May 1, 2015) upon approval on the amendments to the Articles of Incorporation relating thereto at its Ordinary General Meeting of Shareholders held on June 15, 2017.

For Japanese companies which employ the Audit and Supervisory Committee system, including Honda, Japan’s Company Law requires that such companies have a board of directors, which shall consist of directors who are audit and supervisory committee members and directors who are not such members, and an audit and supervisory committee, which shall consist of three or more directors, a majority of which shall be “outside directors” as defined below. Honda’s Articles of Incorporation provides for its Board of Directors consisting of no more than 20 members of whom no more than seven Directors shall be Audit and Supervisory Committee Members. Honda currently has nine Directors who are not Audit and Supervisory Committee Members and five Directors who are Audit and Supervisory Committee Members. Within those Directors, two out of nine Directors who are not Audit and Supervisory Committee Members and three out of five Directors who are Audit and Supervisory Committee Members are Outside Directors. Under Japan’s Company Law, directors who are not audit and supervisory committee members and directors who are such members shall be separately elected by shareholders at a general meeting of shareholders. In addition, Japan’s Company Law provides that dismissal of any of directors who are audit and supervisory committee members shall be approved by a “special resolution” of a general meeting of shareholders. Under the Articles of Incorporation of Honda, the quorum for a

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution.

“Outside director” is defined as a director who meets all of the following independence requirements: the relevant person must be (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of a certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company.

In addition, the listing rules of the Tokyo Stock Exchange, which Honda is subject to (but reference to “corporate auditor” below is not applicable to Honda), require listed companies to have at least one “independent” director or corporate auditor, and to make efforts to have at least one “independent” director. Requirements for an independent director/corporate auditor are more stringent than those for outside directors or outside corporate auditors. Unlike an outside director/corporate auditor, an independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
been until recently a director, executive officer, corporate auditor, manager or employee of the parent company or an executive director, executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries. Currently Honda has five Outside Directors all of whom are also independent Directors.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors meeting the independence requirements under Section 303A.02 of the NYSE Listed Company Manual, and the audit committee must have at least three members.

On June 15, 2017, pursuant to a resolution of the Ordinary General Meeting of Shareholders, Honda established an Audit and Supervisory Committee, a body within its Board of Directors. Prior to this date, Honda had a Board of Corporate Auditors, a legally separate and independent body from the Board of Directors, and had relied on an exemption available to foreign private issuers with Board of Corporate Auditors meeting certain criteria established under their home country law with respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees. Following the establishment of the Audit and Supervisory Committee and the termination of the Board of Corporate Auditors, Honda is required to satisfy the requirements set forth Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees. However, as a foreign private issuer, Honda is not subject to the independence requirements applicable to U.S. issuers pursuant to Section 303A.02 of the NYSE Listed Company manual. Additionally, as a foreign private issuer, Honda is not subject to the requirement under the Section 303A .07 of the NYSE Listed Company manual that the audit committee be made up of at least three members.

Under Japan’s Company Law, the audit and supervisory committee has the following responsibilities: (i) auditing the performance of duties by directors and preparing audit reports, (ii) determining a proposal concerning the appointment and dismissal of the company’s accounting audit firm and the refusal of reappointment of the company’s accounting audit firm to be submitted to general meetings of shareholders, (iii) deciding opinions on election, dismissal or resignation of directors who are not audit and supervisory committee members, in which case the audit and supervisory committee may express its opinion at the general meeting of shareholders, and

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
(iv) deciding opinions on compensation of directors who are not audit and supervisory committee members, in which case the audit and supervisory committee may express its opinion at the general meeting of shareholders. Under Japan’s Company Law, each director who is an audit and supervisory committee member has a two-year term. In contrast, the term of each director who is not such member is one year.

A NYSE-listed U.S. company must have a nominating/corporate governance committee entirely of independent directors.

Honda’s Directors are elected at a general meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

A proposal by Honda’s Board of Directors to elect a Director who is an Audit and Supervisory Committee Member must be approved by the Audit and Supervisory Committee. In addition, the Audit and Supervisory Committee is empowered to request that Honda’s Directors submit a proposal to a general meeting of shareholders for election of a Director who is an Audit and Supervisory Committee Member.

The Directors who are Audit and Supervisory Committee Members have the right to state their opinion concerning the proposed election, dismissal or resignation of a Director who is an Audit and Supervisory Committee Member at the general meeting of shareholders. In addition, the Audit and Supervisory Committee has the right to state its opinion through an Audit and Supervisory Committee Member selected by the Committee concerning the proposed election, dismissal or resignation of a Director who is not an Audit and Supervisory Committee Member at the general meeting of shareholders.

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

The maximum total amount of compensation for Honda’s Directors is proposed to and voted on by the general meeting of shareholders, provided that the maximum total amount for Honda’s Directors who are Audit and Supervisory Committee Members and that for Honda’s Directors who are not such members shall be separately proposed and voted.

Unless individual amount of compensation for each of Honda’s Directors who is an Audit and Supervisory Committee Member has been determined in the Articles of Incorporation or by a General Meeting of Shareholders, such amount shall be determined by discussion among the Directors who are Audit and Supervisory Committee Members within the maximum total amount approved at the General

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

Meeting of Shareholders. In addition, unless individual amount of compensation for each of Honda’s Directors who is not Audit and Supervisory Committee Member has been determined in the Articles of Incorporation or by a General Meeting of Shareholders, such amount shall be determined in accordance with the compensation standards approved by the Board of Directors or a resolution of the Board of Directors within the maximum total amount approved at a General Meeting of Shareholders.

The Directors who are Audit and Supervisory Committee Members have the right to state their opinion concerning compensation for Directors who are Audit and Supervisory Committee Members at the General Meeting of Shareholders. The Audit and Supervisory Committee has the right to state its opinion through an Audit and Supervisory Committee Member selected by the Committee concerning compensation for Directors who are not Audit and Supervisory Committee Members.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda has not adopted a stock option compensation plan. If Honda were to adopt such a plan, Honda would be required to obtain shareholder approval with respect to compensation for the Directors in the form of stock options, but the detailed conditions of the stock options may be determined by the Board of Directors unless they are issued with specifically favorable conditions or price for the Directors concerning the issuance and exercise of the stock options.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit and Supervisory Committee of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

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

March 31, 2017

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates and joint ventures are omitted because such affiliates and joint ventures are not individually significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 22, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 22, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited Honda Motor Co., Ltd.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Honda Motor Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Honda Motor Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated June 22, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 22, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

March 31, 2016 and 2017

		Yen (millions)
	Note	2016	2017
Assets
Current assets:
Cash and cash equivalents	5	¥1,757,456	¥2,105,976
Trade receivables	6	826,714	764,026
Receivables from financial services	7	1,926,014	1,878,938
Other financial assets	8	103,035	149,427
Inventories	9	1,313,292	1,364,130
Other current assets		315,115	292,970

Total current assets		6,241,626	6,555,467

Non-current assets:
Investments accounted for using the equity method	10	593,002	597,262
Receivables from financial services	7	3,082,054	3,070,615
Other financial assets	8	335,203	364,612
Equipment on operating leases	11	3,678,111	4,104,663
Property, plant and equipment	12	3,139,564	3,200,378
Intangible assets	13	824,939	778,192
Deferred tax assets	23	180,828	121,509
Other non-current assets		153,967	165,425

Total non-current assets		11,987,668	12,402,656

Total assets		¥18,229,294	¥18,958,123

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,128,041	¥1,183,344
Financing liabilities	15	2,789,620	2,786,928
Accrued expenses		384,614	417,736
Other financial liabilities	16	89,809	119,784
Income taxes payable		45,872	45,507
Provisions	17	513,232	348,095
Other current liabilities		519,163	527,448

Total current liabilities		5,470,351	5,428,842

Non-current liabilities:
Financing liabilities	15	3,736,628	4,022,190
Other financial liabilities	16	47,755	47,241
Retirement benefit liabilities	18	660,279	494,131
Provisions	17	264,978	248,935
Deferred tax liabilities	23	789,830	900,450
Other non-current liabilities		227,685	246,708

Total non-current liabilities		5,727,155	5,959,655

Total liabilities		11,197,506	11,388,497

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,178)	(26,189)
Retained earnings		6,194,311	6,712,894
Other components of equity		336,115	351,406

Equity attributable to owners of the parent		6,761,433	7,295,296
Non-controlling interests		270,355	274,330

Total equity	19	7,031,788	7,569,626

Total liabilities and equity		¥18,229,294	¥18,958,123

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2015, 2016 and 2017

		Yen (millions)
	Note	2015	2016	2017
Sales revenue	20	¥13,328,099	¥14,601,151	¥13,999,200
Operating costs and expenses:
Cost of sales		(10,330,784)	(11,332,399)	(10,865,848)
Selling, general and administrative		(1,720,550)	(2,108,874)	(1,601,212)
Research and development	21	(606,162)	(656,502)	(691,429)

Total operating costs and expenses		(12,657,496)	(14,097,775)	(13,158,489)

Operating profit		670,603	503,376	840,711

Share of profit of investments accounted for using the equity method	10	96,097	126,001	164,793
Finance income and finance costs:
Interest income	22	27,037	28,468	32,389
Interest expense	22	(18,194)	(18,146)	(12,471)
Other, net	22	30,694	(4,249)	(18,436)

Total finance income and finance costs		39,537	6,073	1,482

Profit before income taxes		806,237	635,450	1,006,986
Income tax expense	23	(245,139)	(229,092)	(327,592)

Profit for the year		¥561,098	¥406,358	¥679,394

Profit for the year attributable to:
Owners of the parent		509,435	344,531	616,569
Non-controlling interests		51,663	61,827	62,825

		Yen
		2015	2016	2017
Earnings per share attributable to owners of the parent Basic and diluted	24	¥282.66	¥191.16	¥342.10

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2015, 2016 and 2017

		Yen (millions)
	Note	2015	2016	2017
Profit for the year		¥561,098	¥406,358	¥679,394

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(101,286)	(70,709)	58,154
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		24,007	(15,797)	22,707
Share of other comprehensive income of investments accounted for using the equity method	10	(714)	(1,274)	3,262
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		465,776	(430,152)	8,064
Share of other comprehensive income of investments accounted for using the equity method	10	57,356	(36,591)	(22,644)

Total other comprehensive income, net of tax	19	445,139	(554,523)	69,543

Comprehensive income for the year		¥1,006,237	¥(148,165)	¥748,937

Comprehensive income for the year attributable to:
Owners of the parent		931,709	(188,580)	696,079
Non-controlling interests		74,528	40,415	52,858

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2015, 2016 and 2017

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2014		¥86,067	¥171,117	¥(26,149)	¥5,831,140	¥273,359	¥6,335,534	¥223,394	¥6,558,928

Comprehensive income for the year
Profit for the year					509,435		509,435	51,663	561,098
Other comprehensive income, net of tax	19					422,274	422,274	22,865	445,139

Total comprehensive income for the year					509,435	422,274	931,709	74,528	1,006,237
Reclassification to retained earnings	19				(98,401)	98,401	—		—
Transactions with owners and other
Dividends paid	19				(158,601)		(158,601)	(21,566)	(180,167)
Purchases of treasury stock				(17)			(17)		(17)
Disposal of treasury stock				1			1		1
Equity transactions and others			1				1	(2,162)	(2,161)

Total transactions with owners and other			1	(16)	(158,601)		(158,616)	(23,728)	(182,344)

Balance as of March 31, 2015		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

Comprehensive income for the year
Profit for the year					344,531		344,531	61,827	406,358
Other comprehensive income, net of tax	19					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year					344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings	19				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid	19				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock				(14)			(14)		(14)
Disposal of treasury stock				1			1		1
Equity transactions and others								(3,729)	(3,729)

Total transactions with owners and other				(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the year
Profit for the year					616,569		616,569	62,825	679,394
Other comprehensive income, net of tax	19					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year					616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings	19				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid	19				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock				(12)			(12)		(12)
Disposal of treasury stock				1			1		1
Equity transactions and others								(1,167)	(1,167)

Total transactions with owners and other				(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2015, 2016 and 2017

		Yen (millions)
	Note	2015	2016	2017
Cash flows from operating activities:
Profit before income taxes		¥806,237	¥635,450	¥1,006,986
Depreciation, amortization and impairment losses excluding equipment on operating leases		625,229	660,714	674,329
Share of profit of investments accounted for using the equity method		(96,097)	(126,001)	(164,793)
Finance income and finance costs, net		(41,941)	(982)	(55,911)
Interest income and interest costs from financial services, net		(172,275)	(151,374)	(119,953)
Changes in assets and liabilities
Trade receivables		(45,839)	(88,173)	49,217
Inventories		(56,285)	66,405	(72,144)
Trade payables		22,246	105,189	12,999
Accrued expenses		8,865	32,151	50,339
Provisions and retirement benefit liabilities		107,324	329,391	(252,837)
Receivables from financial services		316,962	354,353	40,525
Equipment on operating leases		(535,165)	(558,826)	(435,503)
Other assets and liabilities		45,255	20,765	71,940
Other, net		(12,931)	4,851	998
Dividends received		114,501	105,477	121,770
Interest received		236,344	233,873	220,947
Interest paid		(89,804)	(92,355)	(99,607)
Income taxes paid, net of refund		(212,222)	(139,913)	(164,229)

Net cash provided by operating activities		1,020,404	1,390,995	885,073
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(648,205)	(635,176)	(494,132)
Payments for additions to and internally developed intangible assets		(234,915)	(236,783)	(143,320)
Proceeds from sales of property, plant and equipment and intangible assets		33,243	25,617	18,710
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	—	(2,835)
Payments for acquisitions of investments accounted for using the equity method		(1,971)	(3,238)	(547)
Proceeds from sales of investments accounted for using the equity method		—	3,237	16,208
Payments for acquisitions of other financial assets		(108,873)	(173,761)	(222,464)
Proceeds from sales and redemptions of other financial assets		119,897	145,414	177,762
Other, net		328	(387)	—

Net cash used in investing activities		(840,496)	(875,077)	(650,618)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,731,773	8,302,231	8,207,530
Repayments of short-term financing liabilities		(8,602,054)	(8,708,320)	(8,129,295)
Proceeds from long-term financing liabilities		1,505,732	1,826,991	1,902,448
Repayments of long-term financing liabilities		(1,389,121)	(1,267,290)	(1,622,603)
Dividends paid to owners of the parent		(158,601)	(158,601)	(162,205)
Dividends paid to non-controlling interests		(21,513)	(40,331)	(35,059)
Purchases and sales of treasury stock, net		(16)	(13)	(11)
Other, net		(53,712)	(49,966)	(45,382)

Net cash provided by (used in) financing activities		12,488	(95,299)	115,423
Effect of exchange rate changes on cash and cash equivalents		85,750	(134,893)	(1,358)

Net change in cash and cash equivalents		278,146	285,726	348,520
Cash and cash equivalents at beginning of year		1,193,584	1,471,730	1,757,456

Cash and cash equivalents at end of year	5	¥1,471,730	¥1,757,456	¥2,105,976

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

(d) Early Adoption of New Accounting Standards and Interpretations

Honda has early adopted IFRS 9 “Financial Instruments” (issued in November 2009, amended in October 2010 and November 2013).

(e) New Accounting Standards and Interpretations Not Yet Adopted

New or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2017 are as follows:

IASB issued the final version of IFRS 9 “Financial Instruments” in July 2014. IFRS 9 (issued in 2014) replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model.

IFRS 9 (issued in 2014) is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Honda plans to apply this standard initially on April 1, 2018.

Under IFRS 9 (issued in 2014), lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12-month ECL measurement applies if it has not. This standard may affect the amount of the allowance for credit losses on receivables from financial services, held primarily by the finance subsidiaries of the Company. Honda will continue to assess the overall impact of the adoption of IFRS 9 (issued in 2014) on the consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

This standard will generally be applied retrospectively to each prior reporting period presented except the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Honda plans to apply this exemption. The cumulative effect of the adoption of IFRS 9 (issued in 2014) will be recognized in retained earnings or other components of equity as at April 1, 2018, if the effects is material.

IASB issued IFRS 15 “Revenue from Contracts with Customers” in May 2014. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and IFRIC 13 “Customer Loyalty Programmes”

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Honda plans to apply this standard initially on April 1, 2018.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. Under IFRS 15, Honda assesses at contract inception the goods or services promised in a contract with a customer and identifies such promised goods or services as performance obligations. When a performance obligation is satisfied, Honda recognizes as revenue the amount of the transaction price that is allocated to that performance obligation and considers the effects of variable consideration when determining the transaction price.

IFRS 15 may affect revenue recognition of those promises in the customer contract to transfer goods or services without charge to customers such as free inspection. Revenue might be recognized later than at present if those promises are treated as performance obligations. IFRS 15 also may affect recognition and measurement of dealer incentives. Honda will continue to assess the overall impact of the adoption of IFRS 15 on the consolidated financial statements.

This standard may be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). Honda plans to apply the modified retrospective approach. The cumulative effect of the initial adoption of IFRS 15 will be recognized in retained earnings as at April 1, 2018, if the effect is material.

IASB issued IFRS 16 “Leases” in January 2016. IFRS 16 replaces existing lease guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 “Revenue from Contracts with Customers” at or before the date of initial application of this standard. Honda plans to apply this standard initially on April 1, 2019.

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Honda will recognize new assets and liabilities for operating leases with some exceptions. In addition, the presentation of expenses related to leases will now change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. Lessor accounting remains similar to the current standard. Honda will continue to assess the overall impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As a lessee, this standard can be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). Honda has not yet determined its transition approach.

IASB issued the Disclosure Initiative (Amendments to IAS 7) in January 2016.

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.

The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. Honda plans to apply this standard initially on April 1, 2017.

To satisfy the new disclosure requirements, Honda intends to present a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Foreign Currency Translations

1) Foreign currency transactions

Foreign currency transactions are translated into the respective functional currencies at the exchange rates prevailing when such transactions occur. All foreign currency receivables and payables are translated into the respective functional currencies at the applicable exchange rates at the end of the reporting period. Gains or losses on exchange differences arising on settlement of foreign currency receivables and payables or on their translations at the end of the reporting date are recognized in profit or loss and they are included in finance income and finance costs-other, net in the consolidated statements of income.

2) Foreign operations

All assets and liabilities of foreign subsidiaries, affiliates and joint ventures (collectively “foreign operations”), which use a functional currency other than Japanese yen, are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operations are translated into Japanese yen at the average exchange rate for the period. Exchange differences arising from translation are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statements of financial position. When a foreign operation is disposed of, and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.

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

Honda has not held any derivatives designated as hedges for the years ended March 31, 2015, 2016 and 2017.

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

(Other intangible asset)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives. Other intangible assets are mainly comprised of software for internal use whose estimated useful lives range from 3 to 5 years.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Provisions are measured based on the best estimate of expenditure required to settle the present obligation at the end of the reporting period. Where the effect of the time value of money is material, a provision is measured at the present value of the expenditures required to settle the obligation. In calculating the present value, a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the liability is used as the discount rate.

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

(a) Segment Information

Segment information as of and for the years ended March 31, 2015, 2016 and 2017 is as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,805,429	¥10,625,405	¥1,835,605	¥334,712	¥14,601,151	¥—	¥14,601,151
Intersegment	—	142,280	14,095	17,532	173,907	(173,907)	—

Total	1,805,429	10,767,685	1,849,700	352,244	14,775,058	(173,907)	14,601,151

Segment profit (loss)	¥181,773	¥153,366	¥199,358	¥(31,121)	¥503,376	¥—	¥503,376

Share of profit of investments accounted for using the equity method	¥26,077	¥99,362	¥—	¥562	¥126,001	¥—	¥126,001
Segment assets	1,412,404	7,493,086	9,071,874	333,586	18,310,950	(81,656)	18,229,294
Investments accounted for using the equity method	97,195	491,122	—	4,685	593,002	—	593,002
Depreciation and amortization	76,267	564,631	622,874	13,770	1,277,542	—	1,277,542
Capital expenditures	73,541	796,209	1,972,647	18,251	2,860,648	—	2,860,648
Impairment losses on non-financial assets	99	4,684	6,470	92	11,345	—	11,345
Provision for credit and lease residual losses on receivables from financial services	—	—	26,899	—	26,899	—	26,899
As of and for the year ended March 31, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,716,165	¥10,086,816	¥1,878,094	¥318,125	¥13,999,200	¥—	¥13,999,200
Intersegment	—	169,850	13,188	31,567	214,605	(214,605)	—

Total	1,716,165	10,256,666	1,891,282	349,692	14,213,805	(214,605)	13,999,200

Segment profit (loss)	¥170,740	¥501,181	¥178,449	¥(9,659)	¥840,711	¥—	¥840,711

Share of profit of investments accounted for using the equity method	¥31,835	¥132,411	¥—	¥547	¥164,793	¥—	¥164,793
Segment assets	1,505,637	7,543,388	9,437,044	312,303	18,798,372	159,751	18,958,123
Investments accounted for using the equity method	93,410	499,067	—	4,785	597,262	—	597,262
Depreciation and amortization	79,398	576,546	664,940	14,544	1,335,428	—	1,335,428
Capital expenditures	66,241	607,629	1,886,607	12,272	2,572,749	—	2,572,749
Impairment losses on non-financial assets	185	626	7,987	170	8,968	—	8,968
Provision for credit and lease residual losses on receivables from financial services	—	—	31,448	—	31,448	—	31,448

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2015, 2016 and 2017 amounted to ¥345,266 million, ¥451,387 million and ¥530,809 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.
5.	Provisions for product warranties accrued for the years ended March 31, 2015, 2016 and 2017 are ¥295,035 million, ¥607,646 million and ¥198,016 million, respectively. These are mainly included in Automobile business.
6.	The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2015 and 2016 are ¥9,041 million and ¥27,610 million, respectively. These are primarily related to aircraft and aircraft engines, which are included in Power Product and Other businesses. The amount of write-down of inventories recognized as an expense for the year ended March 31, 2017 is ¥22,707 million and this is primarily related to aircraft and aircraft engines, which are included in Power Product and Other businesses and Automobile business.

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2015, 2016 and 2017 is as follows:

	Yen (millions)
	2015	2016	2017
Motorcycles and relevant parts	¥1,746,284	¥1,679,130	¥1,598,935
All-terrain vehicles (ATVs) and relevant parts	100,382	126,299	117,230
Automobiles and relevant parts	10,295,898	11,446,424	10,920,594
Financial services	862,987	1,014,586	1,044,316
Power products and relevant parts	263,232	268,486	245,881
Others	59,316	66,226	72,244

Total	¥13,328,099	¥14,601,151	¥13,999,200

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments and deferred tax assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2015, 2016 and 2017 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2017

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,114,833	¥6,755,460	¥5,128,907	¥13,999,200
Non-current assets other than financial instruments and deferred tax assets	¥2,492,467	¥4,067,831	¥1,688,360	¥8,248,658

(d) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,114,833	¥7,621,550	¥638,436	¥2,893,404	¥730,977	¥13,999,200	¥—	¥13,999,200
Inter-geographic areas	1,998,576	476,518	150,957	562,629	2,518	3,191,198	(3,191,198)	—

Total	4,113,409	8,098,068	789,393	3,456,033	733,495	17,190,398	(3,191,198)	13,999,200

Operating profit (loss)	¥104,560	¥398,725	¥12,112	¥331,466	¥29,016	¥875,879	¥(35,168)	¥840,711

Assets	¥4,236,574	¥10,743,185	¥675,983	¥2,694,622	¥670,332	¥19,020,696	¥(62,573)	¥18,958,123
Non-current assets other than financial instruments and deferred tax assets	¥2,492,467	¥4,766,609	¥107,443	¥694,919	¥187,220	¥8,248,658	¥—	¥8,248,658

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.
3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.
4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2015, 2016 and 2017 amounted to ¥345,266 million, ¥451,387 million and ¥530,809 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Cash and deposits	¥1,157,781	¥1,528,861
Cash equivalents	599,675	577,115

Total	¥1,757,456	¥2,105,976

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Trade accounts and notes receivable	¥705,629	¥675,032
Other	136,973	103,504
Allowance for doubtful accounts	(15,888)	(14,510)

Total	¥826,714	¥764,026

The changes in the allowance for doubtful trade receivables for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Balance at beginning of year	¥7,260	¥5,367	¥15,888

Provision	¥58	¥11,786	¥5,046
Charge-offs	(1,589)	(593)	(6,389)
Exchange differences on translating foreign operations	(362)	(672)	(35)

Balance at end of year	¥5,367	¥15,888	¥14,510

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Receivables from financial services as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Consumer finance receivables:
Retail	¥4,227,816	¥4,199,715
Finance lease	227,502	184,339
Dealer finance receivables:
Wholesale	589,889	608,549

Subtotal	¥5,045,207	¥4,992,603

Allowance for credit losses	¥(25,565)	¥(31,499)
Allowance for losses on lease residual values	(1,615)	(1,663)
Unearned interest income and fees	(9,959)	(9,888)

Total	¥5,008,068	¥4,949,553

Current assets	¥1,926,014	¥1,878,938
Non-current assets	3,082,054	3,070,615

Total	¥5,008,068	¥4,949,553

Finance lease receivables

The gross investment in the lease and the present value of minimum lease payments receivable as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
As of March 31, 2016	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥83,099	¥144,363	¥40	¥227,502
Unearned interest income and fees	(4,136)	(5,823)	—	(9,959)
Unguaranteed residual values	(15,895)	(48,133)	(2)	(64,030)

Present value of minimum lease payments receivable	¥63,068	¥90,407	¥38	¥153,513

	Yen (millions)
As of March 31, 2017	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥72,066	¥111,941	¥332	¥184,339
Unearned interest income and fees	(1,952)	(7,919)	(17)	(9,888)
Unguaranteed residual values	(23,712)	(43,941)	(2)	(67,655)

Present value of minimum lease payments receivable	¥46,402	¥60,081	¥313	¥106,796

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	Retail	Finance lease	Wholesale	Total
Balance as of April 1, 2014	¥21,970	¥636	¥2,594	¥25,200

Provision	¥18,213	¥349	¥(202)	¥18,360
Charge-offs	(26,673)	(620)	(385)	(27,678)
Recoveries	9,101	131	27	9,259
Exchange differences on translating foreign operations	38	3	(144)	(103)

Balance as of March 31, 2015	¥22,649	¥499	¥1,890	¥25,038

Provision	¥24,148	¥457	¥769	¥25,374
Charge-offs	(31,258)	(268)	(64)	(31,590)
Recoveries	8,839	107	98	9,044
Exchange differences on translating foreign operations	(2,078)	(33)	(190)	(2,301)

Balance as of March 31, 2016	¥22,300	¥762	¥2,503	¥25,565

Provision	¥29,870	¥338	¥(278)	¥29,930
Charge-offs	(33,045)	(287)	(382)	(33,714)
Recoveries	8,487	69	3	8,559
Exchange differences on translating foreign operations	1,255	(73)	(23)	1,159

Balance as of March 31, 2017	¥28,867	¥809	¥1,823	¥31,499

For more information on allowance for credit losses, see note 25.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets

Other financial assets as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥86,602	¥95,552
Debt securities	40,670	68,263
Guaranty deposits	15,268	16,944
Restricted cash	37,456	44,555
Other	9,643	6,825
Allowance for doubtful accounts	(11,731)	(10,964)
Financial assets measured at fair value through other comprehensive income:
Equity securities	153,313	188,657
Financial assets measured at fair value through profit or loss:
Derivatives	50,022	35,513
Debt securities	56,995	68,694

Total	¥438,238	¥514,039

Current assets	¥103,035	¥149,427
Non-current assets	335,203	364,612

Total	¥438,238	¥514,039

The changes in the allowance for doubtful accounts for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Balance at beginning of year	¥21,932	¥12,061	¥11,731

Provision	¥773	¥1,382	¥219
Charge-offs	(10,713)	(1,528)	(936)
Exchange differences on translating foreign operations	69	(184)	(50)

Balance at end of year	¥12,061	¥11,731	¥10,964

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Major securities included in financial assets measured at fair value through other comprehensive income as of March 31, 2016 and 2017 are as follows:

As of March 31, 2016

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥41,764
Stanley Electric Co., Ltd.	23,504
NIPPON SEIKI CO., LTD.	8,167
Mitsubishi UFJ Financial Group, Inc.	7,563
Shindengen Electric Manufacturing Co., Ltd.	5,091
Daido Steel Co., Ltd.	5,090

As of March 31, 2017

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥54,216
Stanley Electric Co., Ltd.	29,322
Mitsubishi UFJ Financial Group, Inc.	10,147
NIPPON SEIKI CO., LTD.	8,989
Daido Steel Co., Ltd.	6,944
Shindengen Electric Manufacturing Co., Ltd.	6,227

(9) Inventories

Inventories as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Finished goods	¥760,512	¥810,885
Work in process	74,328	77,151
Raw materials	478,452	476,094

Total	¥1,313,292	¥1,364,130

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2015, 2016 and 2017 are ¥9,041 million, ¥27,610 million and ¥22,707 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of March 31, 2016 and 2017 is as follows:

	Yen (millions)
	2016	2017
Investments accounted for using the equity method:
Affiliates	¥343,405	¥320,786
Joint ventures	249,597	276,476

Total	¥593,002	¥597,262

Honda’s equity of undistributed earnings:
Affiliates	¥234,434	¥223,749
Joint ventures	152,331	193,046

Total	¥386,765	¥416,795

For the years ended March 31, 2015, 2016 and 2017, the Company recognized impairment losses of ¥22,244 million, ¥28,887 million and ¥12,871 million on certain investments accounted for using the equity method, respectively, because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment.

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Profit for the year:
Affiliates	¥8,650	¥8,538	¥9,626
Joint ventures	87,447	117,463	155,167

Total	¥96,097	¥126,001	¥164,793

Other comprehensive income:
Affiliates	¥21,597	¥(12,096)	¥(6,560)
Joint ventures	35,045	(25,769)	(12,822)

Total	¥56,642	¥(37,865)	¥(19,382)

Comprehensive income for the year:
Affiliates	¥30,247	¥(3,558)	¥3,066
Joint ventures	122,492	91,694	142,345

Total	¥152,739	¥88,136	¥145,411

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates and joint ventures as of March 31, 2016 and 2017, and for the years ended March 31, 2015, 2016 and 2017 is as follows:

(Affiliates)

	Yen (millions)
For the year ended March 31, 2015	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥220,578	¥2,626,191	¥6,198	¥2,852,967
Profit for the year	12,886	108,717	929	122,532

	Yen (millions)
As of and for the year ended March 31, 2016	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥88,052	¥1,022,990	¥7,003	¥1,118,045
Non-current assets	50,129	1,137,554	24,827	1,212,510

Total assets	138,181	2,160,544	31,830	2,330,555

Current liabilities	41,582	648,206	2,448	692,236
Non-current liabilities	7,181	245,863	1,448	254,492

Total liabilities	48,763	894,069	3,896	946,728

Total equity	¥89,418	¥1,266,475	¥27,934	¥1,383,827

Sales revenue	¥219,265	¥2,708,831	¥6,818	¥2,934,914
Profit for the year	13,780	91,316	1,147	106,243

	Yen (millions)
As of and for the year ended March 31, 2017	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥65,944	¥1,033,934	¥7,811	¥1,107,689
Non-current assets	31,542	1,153,112	24,229	1,208,883

Total assets	97,486	2,187,046	32,040	2,316,572

Current liabilities	30,556	665,251	2,653	698,460
Non-current liabilities	5,922	273,264	1,355	280,541

Total liabilities	36,478	938,515	4,008	979,001

Total equity	¥61,008	¥1,248,531	¥28,032	¥1,337,571

Sales revenue	¥158,174	¥2,515,601	¥6,724	¥2,680,499
Profit for the year	10,112	60,145	973	71,230

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Joint ventures)

	Yen (millions)
For the year ended March 31, 2015	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥732,433	¥2,210,540	¥1,986	¥2,944,959
Profit for the year	49,861	126,420	(55)	176,226

	Yen (millions)
As of and for the year ended March 31, 2016	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥194,278	¥849,553	¥2,311	¥1,046,142
Non-current assets	115,588	298,357	577	414,522

Total assets	309,866	1,147,910	2,888	1,460,664

Current liabilities	174,749	734,783	1,088	910,620
Non-current liabilities	8,371	42,651	1,063	52,085

Total liabilities	183,120	777,434	2,151	962,705

Total equity	¥126,746	¥370,476	¥737	¥497,959

Sales revenue	¥706,527	¥2,962,929	¥4,069	¥3,673,525
Profit for the year	47,248	196,796	149	244,193

	Yen (millions)
As of and for the year ended March 31, 2017	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥214,096	¥1,054,611	¥2,395	¥1,271,102
Non-current assets	106,989	257,843	624	365,456

Total assets	321,085	1,312,454	3,019	1,636,558

Current liabilities	179,948	860,100	859	1,040,907
Non-current liabilities	8,624	41,868	1,035	51,527

Total liabilities	188,572	901,968	1,894	1,092,434

Total equity	¥132,513	¥410,486	¥1,125	¥544,124

Sales revenue	¥671,227	¥3,038,643	¥4,796	¥3,714,666
Profit for the year	58,585	250,451	380	309,416

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2016 and 2017 are as follows:

(Cost)

Yen (millions)
Balance as of April 1, 2015	¥4,058,381

Additions	¥1,967,538
Sales or disposal	(1,238,597)
Exchange differences on translating foreign operations	(261,250)
Other	—

Balance as of March 31, 2016	¥4,526,072

Additions	¥1,882,696
Sales or disposal	(1,286,691)
Exchange differences on translating foreign operations	(7,534)
Other	—

Balance as of March 31, 2017	¥5,114,543

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2015	¥(723,014)

Depreciation	¥(620,016)
Sales or disposal	456,371
Exchange differences on translating foreign operations	45,168
Other	(6,470)

Balance as of March 31, 2016	¥(847,961)

Depreciation	¥(662,081)
Sales or disposal	507,160
Exchange differences on translating foreign operations	989
Other	(7,987)

Balance as of March 31, 2017	¥(1,009,880)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2016	¥3,678,111
Balance as of March 31, 2017	4,104,663

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future minimum lease payments)

Future minimum lease payments expected to be received under non-cancelable operating leases as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Within 1 year	¥630,480	¥677,119
Between 1 and 5 years	768,925	800,473
Later than 5 years	—	—

Total	¥1,399,405	¥1,477,592

Future minimum lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2016 and 2017 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2015	¥550,410	¥2,134,619	¥5,011,902	¥364,430	¥8,061,361

Additions	¥666	¥22,014	¥164,563	¥500,063	¥687,306
Reclassification	14,029	123,541	407,832	(545,402)	—
Sales or disposal	(3,622)	(21,998)	(250,901)	—	(276,521)
Exchange differences on translating foreign operations	(13,962)	(88,021)	(300,932)	(34,563)	(437,478)
Other	(902)	(1,387)	7,837	(9,296)	(3,748)

Balance as of March 31, 2016	¥546,619	¥2,168,768	¥5,040,301	¥275,232	¥8,030,920

Additions	¥4	¥16,550	¥129,307	¥442,499	¥588,360
Reclassification	2,077	69,978	366,463	(438,518)	—
Sales or disposal	(2,519)	(15,188)	(208,415)	—	(226,122)
Exchange differences on translating foreign operations	478	(9,627)	(23,354)	(397)	(32,900)
Other	196	793	837	(1,730)	96

Balance as of March 31, 2017	¥546,855	¥2,231,274	¥5,305,139	¥277,086	¥8,360,354

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2015	¥(3,512)	¥(1,149,661)	¥(3,716,151)	¥(2,526)	¥(4,871,850)

Depreciation	¥—	¥(71,453)	¥(414,957)	¥—	¥(486,410)
Sales or disposal	608	15,187	215,592	—	231,387
Exchange differences on translating foreign operations	137	38,475	205,063	177	243,852
Other	(917)	817	(8,250)	15	(8,335)

Balance as of March 31, 2016	¥(3,684)	¥(1,166,635)	¥(3,718,703)	¥(2,334)	¥(4,891,356)

Depreciation	¥—	¥(75,754)	¥(408,379)	¥—	¥(484,133)
Sales or disposal	70	12,378	178,293	—	190,741
Exchange differences on translating foreign operations	79	6,460	21,937	237	28,713
Other	(331)	(788)	(2,749)	(73)	(3,941)

Balance as of March 31, 2017	¥(3,866)	¥(1,224,339)	¥(3,929,601)	¥(2,170)	¥(5,159,976)

(Carrying amount)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2016	¥542,935	¥1,002,133	¥1,321,598	¥272,898	¥3,139,564
Balance as of March 31, 2017	542,989	1,006,935	1,375,538	274,916	3,200,378

For commitments for purchases of property, plant and equipment, see note 28.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2016 and 2017 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2015	¥864,602	¥318,894	¥39,247	¥1,222,743

Additions	¥—	¥25,368	¥4,062	¥29,430
Internally developed	190,992	25,174	—	216,166
Sales or disposal	(67,377)	(3,145)	(2,227)	(72,749)
Exchange differences on translating foreign operations	(621)	(13,840)	(4,180)	(18,641)
Other	58	1,102	33	1,193

Balance as of March 31, 2016	¥987,654	¥353,553	¥36,935	¥1,378,142

Additions	¥—	¥8,712	¥2,049	¥10,761
Internally developed	121,037	17,228	—	138,265
Sales or disposal	(131,529)	(30,342)	(1,861)	(163,732)
Exchange differences on translating foreign operations	127	(3,693)	(1,146)	(4,712)
Other	(155)	1,587	(2,115)	(683)

Balance as of March 31, 2017	¥977,134	¥347,045	¥33,862	¥1,358,041

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2015	¥(276,810)	¥(173,484)	¥(12,914)	¥(463,208)

Amortization	¥(127,684)	¥(40,363)	¥(3,069)	¥(171,116)
Sales or disposal	67,377	1,696	1,375	70,448
Exchange differences on translating foreign operations	5	8,991	2,153	11,149
Other	—	(339)	(137)	(476)

Balance as of March 31, 2016	¥(337,112)	¥(203,499)	¥(12,592)	¥(553,203)

Amortization	¥(152,548)	¥(36,515)	¥(151)	¥(189,214)
Sales or disposal	131,529	29,029	1,891	162,449
Exchange differences on translating foreign operations	2	1,579	(464)	1,117
Other	(1)	(2,506)	1,509	(998)

Balance as of March 31, 2017	¥(358,130)	¥(211,912)	¥(9,807)	¥(579,849)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2016	¥650,542	¥150,054	¥24,343	¥824,939
Balance as of March 31, 2017	619,004	135,133	24,055	778,192

Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.

For commitments for purchases of intangible assets, see note 28.

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Trade accounts and notes payable	¥961,606	¥1,013,307
Other	166,435	170,037

Total	¥1,128,041	¥1,183,344

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Current:
Commercial paper	¥766,603	¥791,630
Loans	314,943	310,123
Medium-term notes	—	36,411
Asset-backed securities	26,136	23,947

Subtotal	¥1,107,682	¥1,162,111

Reclassification from non-current liabilities (Current portion)	¥1,681,938	¥1,624,817

Total	¥2,789,620	¥2,786,928

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of March 31, 2016 and 2017 are as follows:

	2016	2017
Weighted average interest rate	1.16%	1.09%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financing liabilities presented in non-current liabilities as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Non-current:
Loans	¥1,478,968	¥1,290,579
Medium-term notes	2,588,906	2,909,568
Corporate bonds	459,469	459,510
Asset-backed securities	891,223	987,350

Subtotal	¥5,418,566	¥5,647,007

Reclassification to current liabilities (Current portion)	¥(1,681,938)	¥(1,624,817)

Total	¥3,736,628	¥4,022,190

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of March 31, 2016 and 2017 are as follows:

	2016	2017
Loans	Interest rate: 0.18% - 29.99% Due: 2016 - 2046	Interest rate: 0.09% - 17.00 % Due: 2017 - 2046
Medium-term notes	Interest rate: 0.18% - 7.63% Due: 2016 - 2023	Interest rate: 0.07% - 7.63% Due: 2017 - 2027
Corporate bonds	Interest rate: 0.21% - 0.59% Due: 2016 - 2021	Interest rate: 0.01% - 0.59% Due: 2017 - 2021
Asset-backed securities	Interest rate: 0.13% - 1.56% Due: 2016 - 2021	Interest rate: 0.13% - 2.05% Due: 2017 - 2022

(Pledged assets)

Pledged assets for financing liabilities as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Trade receivables	¥21,757	¥18,229
Receivables from financial services	945,761	1,038,177
Inventories	21,364	—
Property, plant and equipment	67,706	61,644

Total	¥1,056,588	¥1,118,050

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Other Financial Liabilities

Other financial liabilities as of March 31, 2016 and 2017 consist of the following:

	Yen (millions)
	2016	2017
Financial liabilities measured at amortized cost:
Lease obligations	¥69,206	¥69,364
Other	36,020	42,585
Financial liabilities measured at fair value through profit or loss:
Derivatives	32,338	55,076

Total	¥137,564	¥167,025

Current liabilities	¥89,809	¥119,784
Non-current liabilities	47,755	47,241

Total	¥137,564	¥167,025

(17) Provisions

The components of and changes in provisions for the year ended March 31, 2017 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2016	¥727,441	¥50,769	¥778,210

Provision	¥198,016	¥45,519	¥243,535
Charge-offs	(341,416)	(16,793)	(358,209)
Reversal	(54,324)	(4,234)	(58,558)
Exchange differences on translating foreign operations	(9,587)	1,639	(7,948)

Balance as of March 31, 2017	¥520,130	¥76,900	¥597,030

Current liabilities and non-current liabilities of provisions as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Current liabilities	¥513,232	¥348,095
Non-current liabilities	264,978	248,935

Total	¥778,210	¥597,030

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

(18) Employee Benefits

(a) Post-employment Benefits

Honda has various pension plans covering substantially all of their employees in Japan and certain employees in foreign countries. The Company and its Japanese subsidiaries provide plans similar to a cash balance pension plan or other defined benefit pension plans in accordance with the Defined-Benefit Corporate Pension Act of Japan. The Company and some of its subsidiaries have retirement benefit plans as well as lump-sum retirement benefit plans, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors. In addition, certain consolidated subsidiaries in North America provide mainly health care and life insurance benefits to retired employees.

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

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old, under the existing plan. In addition, one of the defined benefit pension plans will be replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized ¥84,024 million of past service cost in a credit to profit or loss, of which ¥37,197 million is included in cost of sales, ¥21,385 million is included in selling, general and administrative and ¥25,442 million is included in research and development in the consolidated statements of income for the year ended March 31, 2017. The defined benefit obligations and plan assets were also remeasured.

Footnote information on foreign plans presented in Note 18 reflects health care and life insurance benefits provided to retired employees of certain consolidated subsidiaries in North America due to the increase in the relative proportion of such benefits for the year ended March 31, 2017. Corresponding information presented for the year ended March 31, 2016 also reflects the inclusion.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016		2017
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,375,455	¥1,163,577	¥1,454,421	¥1,050,938

Current service cost	35,426	31,635	36,937	27,009
Past service cost	—	66	(84,024)	1,258
Interest cost	13,611	43,916	7,177	37,974
Plan participants’ contributions	—	1,162	—	1,276
Remeasurements:
Changes in demographic assumptions	(11,410)	655	59,491	(3,895)
Changes in financial assumptions	101,566	(61,163)	(67,125)	18,807
Other	(1,892)	866	(6,707)	(10,681)
Benefits paid	(58,335)	(51,338)	(37,978)	(37,733)
Exchange differences on translating foreign operations	—	(78,438)	—	(27,602)

Balance at end of year	¥1,454,421	¥1,050,938	¥1,362,192	¥1,057,351

Fair value of plan assets:
Balance at beginning of year	¥1,142,515	¥845,188	¥1,130,443	¥758,700

Interest income	11,444	31,743	5,693	27,891
Actual return on plan assets, excluding interest income	(19,182)	(44,530)	29,778	44,522
Employer contributions	54,001	34,257	52,655	22,683
Plan participants’ contributions	—	1,162	—	1,276
Benefits paid	(58,335)	(51,338)	(36,429)	(37,733)
Exchange differences on translating foreign operations	—	(57,782)	—	(21,778)

Balance at end of year	¥1,130,443	¥758,700	¥1,182,140	¥795,561

Net defined benefit liabilities	¥323,978	¥292,238	¥180,052	¥261,790

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2016 and 2017 is as follows:

As of March 31, 2016

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥16,393	¥—	¥16,393	¥11,027	¥—	¥11,027
Equity securities:
Japan	29,017	—	29,017	12,801	—	12,801
United States	187,566	—	187,566	101,315	—	101,315
Other	191,042	167	191,209	94,918	3,560	98,478
Debt securities:
Japan	78,329	—	78,329	—	—	—
United States	3,319	115,544	118,863	—	104,793	104,793
Other	211,575	15,036	226,611	—	49,387	49,387
Group annuity insurance:
General accounts	—	27,784	27,784	—	—	—
Separate accounts	—	13,470	13,470	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	47,022	47,022
Private equity funds	—	—	—	—	65,623	65,623
Hedge funds	—	108,666	108,666	—	40,200	40,200
Commingled and other mutual funds	2,819	133,012	135,831	5,907	204,383	210,290
Other	(4)	(3,292)	(3,296)	711	17,053	17,764

Total	¥720,056	¥410,387	¥1,130,443	¥226,679	¥532,021	¥758,700

As of March 31, 2017

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥10,886	¥—	¥10,886	¥4,813	¥—	¥4,813
Equity securities:
Japan	28,030	7	28,037	15,272	—	15,272
United States	210,479	—	210,479	76,458	104	76,562
Other	221,904	173	222,077	96,859	4,169	101,028
Debt securities:
Japan	79,086	—	79,086	—	107	107
United States	3,326	119,139	122,465	—	100,106	100,106
Other	145,506	73,496	219,002	—	44,295	44,295
Group annuity insurance:
General accounts	—	30,368	30,368	—	—	—
Separate accounts	—	14,606	14,606	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	50,900	50,900
Private equity funds	—	—	—	—	63,529	63,529
Hedge funds	—	112,317	112,317	—	51,738	51,738
Commingled and other mutual funds	2,321	121,681	124,002	6,740	248,336	255,076
Other	8	8,807	8,815	(1,039)	33,174	32,135

Total	¥701,546	¥480,594	¥1,182,140	¥199,103	¥596,458	¥795,561

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2016 and 2017 are as follows:

	2016		2017
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.5%	3.6 - 4.4%	0.8%	2.8 - 4.4%
Rate of salary increase	2.1%	2.5 - 3.6%	1.7%	2.5 - 3.0%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2016 and 2017 are as follows:

Yen (millions)
	2016		2017
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥114,488 increase	¥100,751 increase	¥108,795 increase	¥98,171 increase
0.5% increase	¥101,566 decrease	¥87,483 decrease	¥96,670 decrease	¥86,324 decrease

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2016 and 2017, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

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

The Company and certain of its consolidated subsidiaries expect to contribute ¥22,033 million to its Japanese pension plans and ¥24,180 million to its foreign pension plans in the year ending March 31, 2018.

The weighted average duration of defined benefit obligations as of March 31, 2016 and 2017 are as follows:

	2016		2017
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	15 years	17 years	15 years	16 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Personnel expenses	¥1,451,506	¥1,497,127	¥1,373,578

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

Financing liabilities and equity of Honda as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Financing liabilities	¥6,526,248	¥6,809,118
Equity	7,031,788	7,569,626

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Shares
	2015	2016	2017
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430

All of the issued shares as of March 31, 2015, 2016 and 2017 have been paid in full.

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

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of March 31, 2015, 2016 and 2017 is as follows:

	Shares
	2015	2016	2017
Common shares	9,141,504	9,144,911	9,148,035

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

(e) Other Components of Equity

The changes in other components of equity for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2014	¥—	¥57,405	¥215,954	¥273,359

Adjustment during the year	¥(101,467)	¥24,906	¥498,835	¥422,274
Reclassification to retained earnings	101,467	(3,066)	—	98,401

Balance as of March 31, 2015	¥—	¥79,245	¥714,789	¥794,034

Adjustment during the year	¥(76,342)	¥(16,456)	¥(440,313)	¥(533,111)
Reclassification to retained earnings	76,342	(1,150)	—	75,192

Balance as of March 31, 2016	¥—	¥61,639	¥274,476	¥336,115

Adjustment during the year	¥64,478	¥24,049	¥(9,017)	¥79,510
Reclassification to retained earnings	(64,478)	259	—	(64,219)

Balance as of March 31, 2017	¥—	¥85,947	¥265,459	¥351,406

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2015, 2016 and 2017 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2017

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥90,502	¥(32,348)	¥58,154

Net changes	90,502	(32,348)	58,154

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	34,189	(11,482)	22,707

Net changes	34,189	(11,482)	22,707

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	3,317	(55)	3,262

Net changes	3,317	(55)	3,262

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations:
Amount incurred during the year	7,923	3	7,926
Reclassification to profit or loss	141	(3)	138

Net changes	8,064	—	8,064

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(24,158)	1,428	(22,730)
Reclassification to profit or loss	100	(14)	86

Net changes	(24,058)	1,414	(22,644)

Total other comprehensive income	¥112,014	¥(42,471)	¥69,543

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Remeasurements of defined benefit plans	¥(1,485)	¥5,073	¥(4,413)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	53	(55)	9
Exchange differences on translating foreign operations	24,297	(26,430)	(5,563)

Total	¥22,865	¥(21,412)	¥(9,967)

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

The amounts recognized as dividends of retained earnings for the years ended March 31, 2015, 2016 and 2017 are as follows:

1) Dividend payout

For the year ended March 31, 2015

Resolution	The Ordinary General Meeting of Shareholders on June 13, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2014
Effective date	June 16, 2014

Resolution	The Board of Directors Meeting on July 29, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2014
Effective date	August 25, 2014

Resolution	The Board of Directors Meeting on October 28, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2014
Effective date	November 28, 2014

Resolution	The Board of Directors Meeting on January 30, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2014
Effective date	February 26, 2015

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

Resolution	The Board of Directors Meeting on July 31, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2015
Effective date	August 25, 2015

Resolution	The Board of Directors Meeting on November 4, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2015
Effective date	November 30, 2015

Resolution	The Board of Directors Meeting on January 29, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2015
Effective date	February 26, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

Resolution	The Board of Directors Meeting on October 31, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2016
Effective date	November 29, 2016

Resolution	The Board of Directors Meeting on February 3, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	December 31, 2016
Effective date	February 28, 2017

2) Dividends payable of which record date was in the year ended March 31, 2017, effective after the period

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

(20) Sales Revenue

Sales revenue for the years ended March 31, 2015, 2016 and 2017 consists of the following:

	Yen (millions)
	2015	2016	2017
Sales of products	¥12,465,112	¥13,586,565	¥12,954,884
Revenue from financial services	862,987	1,014,586	1,044,316

Total	¥13,328,099	¥14,601,151	¥13,999,200

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Research and Development

Research and development costs for the years ended March 31, 2015, 2016 and 2017 consist of the following:

	Yen (millions)
	2015	2016	2017
Research and development expenditures incurred during the reporting period	¥670,331	¥719,810	¥659,918
Amount capitalized	(188,107)	(190,992)	(121,037)
Amortization of capitalized development costs	123,938	127,684	152,548

Total	¥606,162	¥656,502	¥691,429

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2015, 2016 and 2017 consist of the following:

	Yen (millions)
	2015	2016	2017
Interest income:
Financial assets measured at amortized cost	¥26,024	¥27,348	¥31,331
Financial assets measured at fair value through profit or loss	1,013	1,120	1,058

Total	27,037	28,468	32,389

Interest expense:
Financial liabilities measured at amortized cost	(18,194)	(18,146)	(12,471)
Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	3,417	3,955	4,922
Financial assets measured at fair value through profit or loss	86	3	11
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(48,323)	35,675	(51,416)
Gains (losses) on foreign exchange	75,413	(42,509)	21,902
Other	101	(1,373)	6,145

Total	30,694	(4,249)	(18,436)

Total	¥39,537	¥6,073	¥1,482

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2015, 2016 and 2017 consist of the following:

	Yen (millions)
	2015			2016			2017
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥216,757	¥589,480	¥806,237	¥(88,987)	¥724,437	¥635,450	¥88,336	¥918,650	¥1,006,986

Income tax expense (benefit):
Current taxes	13,022	173,702	186,724	(7,085)	155,031	147,946	9,072	187,077	196,149
Deferred taxes	30,490	27,925	58,415	(767)	81,913	81,146	21,425	110,018	131,443

Total	¥43,512	¥201,627	¥245,139	¥(7,852)	¥236,944	¥229,092	¥30,497	¥297,095	¥327,592

The statutory income tax rate in Japan for the years ended March 31, 2015, 2016 and 2017 was 35.1%, 32.5% and 30.4%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 38.0%.

The Japanese statutory income tax rate for the years ended March 31, 2015, 2016 and 2017 differs from the average effective tax rate for the following reasons:

	2015	2016	2017
Statutory income tax rate*1	35.1%	32.5%	30.4%
Difference in statutory income tax rates of foreign subsidiaries	(2.6)	(0.2)	0.0
Effects of investments accounted for using the equity method	(4.2)	(6.4)	(4.9)
Effects of undistributed earnings and withholding taxes on royalty	3.1	8.9	6.1
Changes in unrecognized deferred tax assets	3.0	2.5	2.7
Effects of income and expense not taxable and deductible for tax purpose	0.8	0.7	0.2
Effects of tax credit	(5.6)	(3.4)	(1.3)
Other adjustments relating to prior years	(0.4)	1.9	(0.2)
Adjustments for the uncertain tax positions on income taxes	0.2	0.2	0.3
Transfer pricing tax refund*2	—	(3.0)	—
Adjustments for the changes in income tax laws	(0.1)	0.5	(0.1)
Other	1.1	1.9	(0.7)

Average effective tax rate	30.4%	36.1%	32.5%

Explanatory notes:

*1

On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan was changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and would be changed to approximately 32% for fiscal years beginning on or after April 1, 2016. On March 29, 2016, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on and after April 1, 2016 was changed to approximately 30%.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Deferred tax assets:
Inventories	¥80,615	¥72,577
Accrued expenses	72,125	85,353
Provisions	230,661	171,172
Property, plant and equipment	33,912	30,031
Intangible assets	21,705	24,285
Retirement benefit liabilities	193,412	144,924
Carryforward of unused tax losses	33,013	46,951
Carryforward of unused tax credit	18,748	25,223
Other	131,399	127,764

Total	¥815,590	¥728,280

Deferred tax liabilities:
Property, plant and equipment	¥104,687	¥120,191
Intangible assets	200,391	188,245
Other financial assets	33,157	44,536
Finance leases	29,070	31,066
Operating leases	921,697	1,004,017
Undistributed earnings	50,839	45,723
Other	84,751	73,443

Total	¥1,424,592	¥1,507,221

Net deferred tax assets (liabilities)	¥(609,002)	¥(778,941)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Inventories	¥(17,791)	¥(1,737)	¥7,886
Provisions	(35,054)	(95,477)	49,864
Property, plant and equipment	13,800	23,520	19,551
Retirement benefit liabilities	8,075	1,752	16,212
Operating leases	50,899	115,217	83,414
Undistributed earnings	9,632	6,796	(3,704)
Carryforward of unused tax losses	22,150	6,339	(13,346)
Carryforward of unused tax credit	(3,311)	13,341	(6,394)
Other	10,015	11,395	(22,040)

Total	¥58,415	¥81,146	¥131,443

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2016 and 2017. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥82,593 million and ¥32,111 million as of March 31, 2016 and 2017, respectively.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Deductible temporary differences	¥279,347	¥298,933
Carryforward of unused tax losses	206,472	226,977
Carryforward of unused tax credit	17,833	20,211

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Within 1 year	¥1,083	¥25
Between 1 and 5 years	56,603	83,751
Between 5 and 20 years	46,979	73,431
Indefinite periods	101,807	69,770

Total	¥206,472	¥226,977

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Within 1 year	¥—	¥—
Between 1 and 5 years	2,217	2,304
Between 5 and 20 years	15,616	17,907
Indefinite periods	—	—

Total	¥17,833	¥20,211

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2016 and 2017 are ¥4,142,632 million and ¥4,417,892 million, respectively.

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2015, 2016 and 2017 are calculated based on the following information. There were no dilutive potential common shares outstanding for the years ended March 31, 2015, 2016 and 2017.

	2015	2016	2017
Profit for the year attributable to owners of the parent (millions of yen)	¥509,435	¥344,531	¥616,569
Weighted average number of common shares outstanding, basic (shares)	1,802,289,321	1,802,285,138	1,802,282,093
Basic earnings per share attributable to owners of the parent (yen)	¥282.66	¥191.16	¥342.10

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

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2016 and 2017 is as follows.

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2016	2017
Impact on profit before income taxes	¥(736)	¥(915)

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

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2016 and 2017 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2016	2017
Impact on profit before income taxes	¥(4,879)	¥(16,611)

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

The analysis of the age of receivables from financial services that are past due as of March 31, 2016 and 2017 is as follows:

	Yen (millions)
As of March 31, 2016	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥187,568	¥30,246	¥5,269	¥4,428	¥227,511
Finance lease	2,657	713	148	144	3,662
Dealer finance receivables:
Wholesale	16,437	170	42	475	17,124

Total	¥206,662	¥31,129	¥5,459	¥5,047	¥248,297

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2017	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥162,876	¥26,934	¥4,677	¥4,455	¥198,942
Finance lease	1,776	395	112	142	2,425
Dealer finance receivables:
Wholesale	13,420	200	49	166	13,835

Total	¥178,072	¥27,529	¥4,838	¥4,763	¥215,202

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

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Commercial paper	¥801,487	¥767,516
Medium-term notes	1,692,548	2,979,309

Total	¥2,494,035	¥3,746,825

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

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Commercial paper programs	¥1,100,840	¥1,090,406
Other	61,703	58,924

Total	¥1,162,543	¥1,149,330

Borrowings under those committed lines of credit generally are available at the prime interest rate.

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
As of March 31, 2016	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,128,041	¥1,128,041	¥—	¥—	¥1,128,041
Financing liabilities	6,526,248	2,873,706	3,620,478	261,980	6,756,164
Accrued expenses	384,614	384,614	—	—	384,614
Other financial liabilities	105,226	57,828	35,619	12,317	105,764

Total	¥8,144,129	¥4,444,189	¥3,656,097	¥274,297	¥8,374,583

	Yen (millions)
As of March 31, 2017	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,183,344	¥1,183,344	¥—	¥—	¥1,183,344
Financing liabilities	6,809,118	2,883,047	3,763,441	443,776	7,090,264
Accrued expenses	417,736	417,736	—	—	417,736
Other financial liabilities	111,949	67,329	33,196	11,887	112,412

Total	¥8,522,147	¥4,551,456	¥3,796,637	¥455,663	¥8,803,756

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
As of March 31, 2016	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥16,664	¥21,895	¥2,252	¥40,811

	Yen (millions)
As of March 31, 2017	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥11,576	¥59,810	¥19,063	¥90,449

(26) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

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

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

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

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator such as personnel in accounting divisions of Honda.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2017 consist of the following:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥8,850	¥—	¥8,850
Interest rate instruments	—	26,663	—	26,663

Total	—	35,513	—	35,513

Debt securities	24,096	38,988	5,610	68,694
Financial assets measured at fair value through other comprehensive income:
Equity securities	177,339	—	11,318	188,657

Total	¥201,435	¥74,501	¥16,928	¥292,864

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥33,483	¥—	¥33,483
Interest rate instruments	—	21,593	—	21,593

Total	—	55,076	—	55,076

Total	¥—	¥55,076	¥—	¥55,076

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2017.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2016 and 2017 are as follows:

	Yen (millions)
For the year ended March 31, 2016	Debt securities	Equity securities
Balance as of April 1, 2015	¥8,172	¥14,242

Total gains or losses:
Profit or loss	(120)	—
Other comprehensive income	—	(1,957)
Purchases	—	—
Sales	(2,163)	(1,530)
Exchange differences on translating foreign operations	(368)	(385)

Balance as of March 31, 2016	¥5,521	¥10,370

Unrealized gains or losses included in profit or loss on assets held at March 31, 2016	¥(120)	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2017	Debt securities	Equity securities
Balance as of April 1, 2016	¥5,521	¥10,370

Total gains or losses:
Profit or loss	108	—
Other comprehensive income	—	187
Purchases	—	1,120
Sales	—	(168)
Exchange differences on translating foreign operations	(19)	(191)

Balance as of March 31, 2017	¥5,610	¥11,318

Unrealized gains or losses included in profit or loss on assets held at March 31, 2017	¥108	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2016 and 2017 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.	Gains or losses included in other comprehensive income for the years ended March 31, 2016 and 2017 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income in the consolidated statements of comprehensive income.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,008,068	¥5,007,065	¥4,949,553	¥4,952,670
Debt securities	40,670	40,670	68,263	68,264
Financing liabilities	6,526,248	6,579,620	6,809,118	6,841,558

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(e) Assets and Liabilities Measured at Fair Value on a non-recurring basis

For the year ended March 31, 2016, the Company measured certain investments accounted for using the equity method at fair value on a nonrecurring basis due to the recognition of impairment losses (note 10). As of March 31, 2016, the carrying amounts of investments accounted for using the equity method measured at fair value on a nonrecurring basis are ¥62,706 million and are measured by using quoted market prices. Fair value measurements for the investments are classified as Level 1. Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of March 31, 2016 and 2017 is as follows:

	Yen (millions)
As of March 31, 2016	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥50,022	¥—	¥50,022	¥(14,423)	¥35,599
Other financial liabilities
Derivatives	32,338	—	32,338	(14,423)	17,915

	Yen (millions)
As of March 31, 2017	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥35,513	¥—	¥35,513	¥(20,082)	¥15,431
Other financial liabilities
Derivatives	55,076	—	55,076	(20,082)	34,994

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

(28) Commitments and Contingent Liabilities

(a) Commitments

1) Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Commitments for purchases of property, plant and equipment and other commitments	¥98,584	¥84,095

2) Non-cancellable lease commitments

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Within 1 year	¥18,263	¥16,722
Between 1 and 5 years	31,715	32,289
Later than 5 years	24,485	19,662

Total	¥74,463	¥68,673

Lease payments under operating leases recognized as expenses for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Lease payments under operating leases recognized as expenses	¥37,163	¥32,934	¥32,030

(b) Guarantees

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The undiscounted maximum amount of payment for Honda’s major guarantee obligations as of March 31, 2016 and 2017 is as follows:

	Yen (millions)
	2016	2017
Loan commitments	¥125,621	¥120,554
Guarantee of employee loans	¥19,125	¥16,146

1) Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

2) Guarantee of employee loans

Honda guarantees the bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2017, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

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

There were no significant unconsolidated structured entities as of March 31, 2016 and 2017.

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

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2016 and 2017 are as follows:

	Yen (millions)
	2016	2017
Receivables:
Affiliates	¥26,178	¥21,877
Joint ventures	220,429	230,004

Total	¥246,607	¥251,881

Payables:
Affiliates	¥129,788	¥151,878
Joint ventures	28,801	53,601

Total	¥158,589	¥205,479

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Sales revenue:
Affiliates	¥142,029	¥140,274	¥115,188
Joint ventures	474,313	557,867	598,177

Total	¥616,342	¥698,141	¥713,365

Purchase:
Affiliates	¥1,155,908	¥1,349,971	¥1,376,581
Joint ventures	133,774	122,529	145,161

Total	¥1,289,682	¥1,472,500	¥1,521,742

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen (millions)
	2015	2016	2017
Remuneration	¥653	¥724	¥677
Bonus	252	251	275

Total	¥905	¥975	¥952

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2017 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on June 22, 2017.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

By:	/s/ Takahiro Hachigo
Takahiro Hachigo President and Representative Director Chief Executive Officer

Date: June 22, 2017
Tokyo, Japan

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit and Supervisory Committee of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995.
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001.
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.