Form 20-F
period 2018-03-31
HONDA MOTOR CO LTD
filed 2018-06-20
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

Title of each class	Outstanding as of March 31, 2018
Common Stock	1,778,277,815**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act,    Yes  ☒    No  ☐

If this report is an annual or transmission report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such file).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.

**	Shares of Common Stock include 59,009,032 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2018 have been derived from our consolidated financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2014	2015	2016	2017	2018
Consolidated Statement of Income Data:
Sales revenue	¥12,506,091	¥13,328,099	¥14,601,151	¥13,999,200	¥15,361,146
Operating profit	823,864	670,603	503,376	840,711	833,558
Share of profit of investments accounted for using the equity method	130,916	96,097	126,001	164,793	247,643
Profit before income taxes	933,903	806,237	635,450	1,006,986	1,114,973
Profit for the year	665,911	561,098	406,358	679,394	1,128,639
Profit for the year attributable to owners of the parent	624,703	509,435	344,531	616,569	1,059,337
Consolidated Statement of Financial Position Data:
Total assets	16,048,438	18,425,837	18,229,294	18,958,123	19,349,164
Financing liabilities, including current and non-current	5,846,948	6,759,839	6,526,248	6,809,118	6,799,010
Equity attributable to owners of the parent	6,335,534	7,108,627	6,761,433	7,295,296	7,933,538
Total equity	6,558,928	7,382,821	7,031,788	7,569,626	8,234,095
Common stock	86,067	86,067	86,067	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,294	1,802,289	1,802,285	1,802,282	1,793,088
Earnings per share attributable to owners of the parent*1
Basic and diluted	¥346.62	¥282.66	¥191.16	¥342.10	¥590.79
Dividends declared during the period per common share*2	79.00	88.00	88.00	90.00	97.00
	(US$ 0.77)	(US$ 0.73)	(US$ 0.78)	(US$ 0.80)	(US$ 0.91)

*1	Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.
*2	A year-end dividend of ¥27 ($0.25) per common share aggregating ¥48.0 billion ($452 million) relating to fiscal 2018 was resolved by the Company’s Board of Directors in April 2018. This dividend was paid in May 2018. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

The following table sets out information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York expressed in yen per $1.00 during the periods shown. On May 31, 2018, the noon buying rate was ¥108.73=$1.00. The average exchange rate for the period shown is the average of the month-end rates during the period.

	Noon Buying Rate
Years ended or ending March 31,	Average	Period end	High	Low
	(Yen per $1.00)
2014	100.46	102.98	105.25	92.96
2015	110.78	119.96	121.50	101.26
2016	120.13	112.42	125.58	111.30
2017	108.31	111.41	118.32	100.07
2018	110.70	106.20	114.25	104.83
2019 (through May 31, 2018)	109.01	108.73	111.08	105.99

Month,			High	Low
			(Yen per $1.00)
December 2017			113.62	111.88
January 2018			113.18	108.38
February 2018			110.40	106.10
March 2018			106.91	104.83
April 2018			109.33	105.99
May 2018			111.08	108.62

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

Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations could affect Honda’s pricing of materials purchased and products sold. Accordingly, currency fluctuations may have an effect on Honda’s results and financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Legal and Regulatory Risks

Honda is subject to various governmental regulations

Honda conducts business operations in countries worldwide. As such, changes in regulations, agreements, laws or other factors in these regions and countries could adversely affect Honda’s business, financial condition, or results.

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

Honda’s success depends in part on the value of its brand image, which could be diminished by product defects

One of the important factors behind corporate sustainability is trust and support for the Honda brand from our customers, society and the communities in which Honda conducts business operations. In order to support this brand image, Honda endeavors to gain the trust of society in all types of corporate activities, including ensuring product quality and compliance with laws and regulations, conducting risk management, and enhancing internal controls related to corporate governance. However, if for some unforeseeable reason the Honda brand image is damaged, this could adversely impact Honda’s business operations as well as our results.

Risks Relating to Honda’s ADSs

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

The Company’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. The Company’s dividend payout practice is no exception. While the Company may announce forecasts of year-end and quarterly dividends prior to the record date, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of the Company’s Board of Directors. If the Board of Directors adopt such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by the Company’s Articles of Incorporation. However, such a resolution of the Board of Directors is usually made at a meeting of the Board of Directors held in April. The payment of quarterly dividends also requires a resolution of the Company’s Board of Directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record dates, which are currently specified as June 30, September 30 and December 31 by the Articles of Incorporation. However, the board usually does not adopt a resolution with respect to a quarterly dividend until after the respective record dates.

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

Principal Capital Investments

In the fiscal years ended March 31, 2016, 2017 and 2018, Honda’s capital expenditures were ¥2,860.6 billion, ¥2,572.7 billion and ¥2,394.6 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥893.1 billion, ¥690.0 billion and ¥595.4 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2018, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power product and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	Yen (billions)
Motorcycle Business	¥1,805.4	¥1,716.1	¥2,038.7
Automobile Business	10,625.4	10,086.8	10,852.1
Financial Services Business	1,835.6	1,878.0	2,123.1
Power Product and Other Businesses	334.7	318.1	347.0

Total	¥14,601.1	¥13,999.2	¥15,361.1

	Fiscal years ended March 31,
	2016	2017	2018
	Yen (billions)
Japan	¥1,754.1	¥1,799.7	¥1,919.1
North America	8,114.1	7,618.0	8,062.2
Europe	693.5	639.2	690.8
Asia	3,124.0	3,085.6	3,771.6
Other Regions	915.2	856.4	917.2

Total	¥14,601.1	¥13,999.2	¥15,361.1

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

Honda produces a wide range of motorcycles, with engine displacement ranging from the 50cc class to the 1800cc class. Honda’s motorcycles use internal combustion engines developed by Honda that are air- or water-cooled, four-cycle, and are in single, two, four or six-cylinder configurations. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda also produces a range of off-road vehicles, including all-terrain vehicles (ATVs) and side-by-sides (SxS).

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016			2017			2018
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	180	180	¥66.8	156	156	¥62.7	167	167	¥70.9
North America	308	308	186.0	294	294	168.0	313	313	190.6
Europe	204	204	125.0	217	217	118.2	234	234	141.4
Asia	15,133	8,650	1,107.6	15,937	9,513	1,088.1	17,720	11,120	1,327.7
Other Regions	1,230	1,230	319.7	1,057	1,057	278.9	1,120	1,120	307.8

Total	17,055	10,572	¥1,805.4	17,661	11,237	¥1,716.1	19,554	12,954	¥2,038.7

Motorcycle revenue as a percentage of total sales revenue			12%			12%			13%

*	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

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

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)

Passenger cars:

Accord, City, Civic, Crider, Fit/Jazz

Light trucks:

CR-V, Freed, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016			2017			2018
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	668	614	¥1,439.9	668	603	¥1,453.4	696	627	¥1,521.8
North America	1,929	1,929	6,186.7	1,970	1,970	5,704.2	1,902	1,902	5,910.0
Europe	172	172	491.2	184	184	450.7	183	183	473.4
Asia	1,723	670	1,962.5	1,964	684	1,948.1	2,166	725	2,389.0
Other Regions	251	251	544.9	242	242	530.2	252	252	557.7

Total	4,743	3,636	¥10,625.4	5,028	3,683	¥10,086.8	5,199	3,689	¥10,852.1

Automobile revenue as a percentage of total sales revenue			73%			73%			71%

*	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	Yen (billions)
Japan	¥162.0	¥210.9	¥248.5
North America	1,619.2	1,616.2	1,822.8
Europe	14.4	12.1	12.5
Asia	12.6	10.5	10.4
Other Regions	27.2	28.2	28.8

Total	¥1,835.6	¥1,878.0	¥2,123.1

Financial Services revenue as a percentage of total sales revenue	13%	13%	14%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Product and Other Businesses

Honda’s Power product business began in 1953 with the introduction of the model H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general purpose engines, generators, water pumps, lawn mowers, riding mowers, robotic mowers, brush cutters, tillers, snow blowers, outboard marine engines, walking assist devices and portable battery inverter power sources.

In Other businesses, Honda began deliveries of the HondaJet aircraft in December 2015.

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016		2017		2018
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	363	¥85.2	301	¥72.6	300	¥77.7
North America	2,811	122.0	2,977	129.5	3,012	138.7
Europe	1,008	62.8	1,035	58.0	1,022	63.4
Asia	1,349	41.2	1,430	38.9	1,512	44.3
Other Regions	434	23.1	378	18.9	416	22.7

Total	5,965	¥334.7	6,121	¥318.1	6,262	¥347.0

Power Product and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

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

In fiscal 2018, approximately 91% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 42% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 37% in North America and 13% in Japan. Approximately 48% of Honda’s power products units on a group basis were sold in North America followed by 24% in Asia and 16% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In fiscal 2018, approximately 98% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

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

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2018.

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

In 2010, the Central Environmental Council in the Ministry of Environment reviewed the current JC08 mode for emission testing and began to consider the introduction of the Worldwide harmonized Light vehicle Test Procedure (WLTP). In 2015, the Central Environmental Council in the Ministry of Environment decided to introduce WLTP. From October 2018, emission test based on WLTP will be obligatory instead of JC08 mode.

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

The Euro 6 regulation was implemented in September 2014. Emission limits for diesel vehicles were lowered even more than the Euro 5 levels for NOx and THC plus NOx. Additionally, Euro 6 requires limits on particle numbers from gasoline vehicles with direct injection engines. The required ethanol density of test fuel was also increased, starting from September 2016.

The testing cycle to measure emissions has gradually been transitioning from New European Driving Cycle (NEDC) to World Light duty Test Cycle (WLTC) beginning from September 2017.

The European Commission implemented regulations regarding the Real Driving Emissions (RDE) using Portable Emissions Measurement System (PEMS). The monitoring phase started from April 2016 and RDE testing with emission limits started from September 2017 for NOx and PN (particulate number).

Russia

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

Some regional environmental protection departments are considering introducing Step 6 regulations in advance of 2019.

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

Other Regions

India implemented BS IV (Bharat Stage IV) regulations in April 2017 and is expected to implement BS VI regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase is expected to apply from April 2023 with more stringent particle number and on-board diagnostic requirements and compliance for RDE.

Malaysia is scheduled to implement Euro 4 regulation from April 2020 for new vehicles and October 2021 for all gasoline vehicles.

Thailand is scheduled to implement Euro 5 regulation from 2023 and Euro 6 regulation from 2029.

Several other Asian countries have adopted regulations which are similar to the European regulations (such as Euro 2 regulation and Euro 3 regulation). Some of these governments are considering the introduction of Euro 4 regulation, Euro 5 regulation and Euro 6 regulation.

Australia implemented Euro 5-equivalent regulations in November 2013. In addition, Australia plans to introduce Euro 6-equivalent regulations from January 2022.

Ukraine is scheduled to implement Euro 6 regulation from January 2020.

Turkey implemented Euro 6 regulation from January 2016.

Brazilian authorities are currently proposing new emission regulations known as PROCONVE L7 from 2022 and L8 from 2027. This regulation is a unique Brazilian regulation based on U.S. regulations. This regulation is expected to be much stricter than current regulations, but it is still under consideration by the Brazilian authorities and the implementation date is not fixed yet.

Bolivia was previously scheduled to implement Euro 4 regulation in August 2016, but this implementation has been postponed.

Peru was scheduled to implement Tier 2 regulations and Euro 4 regulation in April 2018.

Uruguay was considering the introduction of Euro 4 regulation and Tier 2 regulations in January 2018.

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

On May 21, 2010, President Obama ordered the NHTSA and the EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of the CARB. On October 1, 2010, the NHTSA, the EPA, and the CARB gave the notice of their intent to conduct joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards. The NHTSA and EPA issued a regulation in August 2012 regarding greenhouse gas / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or a 54.5 mpg industry average. The CARB also issued a regulation that is nearly equivalent to the EPA’s greenhouse gas regulations in August 2012. In December 2012, the CARB amended its greenhouse gas regulation so that a manufacturer is also deemed to comply with the CARB greenhouse gas regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

When greenhouse gas / CAFE regulation was legislated in 2012, the EPA and the NHTSA announced that they, in coordination with the CARB, would perform a mid-term evaluation re-examining the appropriateness of limit values for 2022-2025 model years by April 2018. Accordingly, the EPA, NHTSA and CARB jointly issued a joint technical assessment report in July 2016 (a technical report, and not a decision document). CARB decided in March 2017, before the new EPA decision planned for April 2018 was announced, not to change the greenhouse gas regulations applicable for the 2022-2025 model years.

On March 2017, President Trump issued executive order “Promoting Energy Independence and Economic Growth” which includes rescinding the “Climate Action Plan” announced by President Obama. Therefore, U.S. environmental regulation may be drastically reconsidered in the future.

On April 2, 2018, the EPA announced that the GHG requirement for 2022-2025 model years needs reconsideration. Together with the NHTSA, the EPA plans to propose a new standard for GHG and CAFE during 2018.

Europe

In 2008, the European parliament adopted CO2 regulations in response to concerns related to possible global climate changes. The adopted CO2 regulations were published by the Official Journal in June 2009.

Pursuant to the CO2 regulations, the European Commission set a target of 130 grams of carbon dioxide per kilometer for new passenger cars offered for sale in the EU from 2012. In addition, the CO2 regulations provided manufacturers with the necessary incentive to reduce the CO2 emissions of their vehicles by imposing an excess emissions premium if their average emission levels are above the limit value curve. This premium is based on the number of grams per kilometer (g/km) that an average vehicle sold by the manufacturer exceeding the limit imposed by the curve, multiplied by the number of vehicles sold by the manufacturer.

In 2014, a new regulation was issued, requiring EU fleet-wide target of 95 g CO2/km for 2020 based on NEDC testing procedure.

The current European type-approval procedure for fuel consumption and CO2 emissions of cars based on NEDC has been gradually replaced with WLTP beginning from September 2017. During the transitional years, WLTP-measured CO2 values are calculated to NEDC CO2 values to check compliance to the NEDC based CO2 target. A new WLTP based target for each manufacturer will be set from 2021.

On November 8, 2017, the European Commission proposed a new CO2 standard beyond 2025. The proposed targets beyond 2025 and 2030 are negative 15% and negative 30%, respectively, compared to the 2021 average of all manufacturers’ EU fleet-wide target.

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

Mexico is considering introducing new fuel economy / CO2 regulations from 2018.

Brazil is considering introducing new fuel economy / CO2 regulations from 2022.

The Province of Quebec in Canada finalized a mandate for each maker to sell a certain percentage of zero emission vehicles starting from the 2018 model year.

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

Other Regions

Taiwan and Korea implemented automobile recycling laws on January 1, 2008, following the regulations established by the European Union and Japan. Turkey and Vietnam also implemented automobile recycling laws on December 12, 2010 and January 1, 2018, respectively. On June 23, 2017, China implemented automobile recycling laws partially following the regulations established by the European Union. In addition, India and Russia each have a plan to implement automobile recycling laws in the near future.

4. Safety

United Nations

From 2014, under WP29 (World Forum for Harmonization of Vehicle Regulations), the ITS / AD Informal Working Group has been discussing the issue of Intelligent Transport System and Automated Driving. The discussion of “definition of each technical level (partially—fully automated driving) of automated driving” ended and its results were adopted at the 174th WP29.

Following a long discussion, Revision 3 of the 1958 Agreement was adopted at the 169th WP29 and the official document (UN Agreement) was published on October 2017. This Revision 3 was entered into force on September 14, 2017. The 1958 Agreement, an intergovernmental agreement of United Nations Economic Commission for Europe (UN/ECE) signed in 1958, aims at establishing a unified standard for vehicle’s structure and safety and environment of device and promoting reciprocal recognition. The major changes of Revision 3 are;

•	Introduction of the International Whole Vehicle Type Approval (IWVTA) (The current agreement covers only components and systems),

•	Issuance of UN Regulation (UN R)’s certificate of former series (Acceptance is optional in each country),

•	Review of the majoritarian provisions (Ratio of the adoption is changed from two-thirds and more to four-fifths and more).

IWVTA is a system that develops mutual recognition of automobile certification from “unit of equipment” to “vehicle unit”. This system was introduced via Japan’s proposal, and Japan has served as the chairman and led the discussion since then. This system was adopted at the 173rd WP29, as UN R No. 0. This will be entered into force on July 19, 2018.

Japan

Japan Automobile Standards Internationalization Center (JASIC), which is organized by the MLIT and Japan Automobile Manufacturers Association (JAMA), among others, has started to review a proposal for the unification of Safety/Environment Standards, vehicle categories and certification in order to promote further internationalization of standards and certifications. JASIC made the proposal to other contracting parties of the 58 / 98 Agreement in 2009 and reached an agreement among the contracting parties by 2017.

In March 2010, in a session of the WP29 of the United Nations Economic Commission for Europe, Japan proposed the establishment of “a mutual certification system of international vehicle type certifications”, which was agreed upon.

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

In February 2017, the MLIT adopted UN R139, which regulates Brake Assist Systems.

In February 2017, the MLIT adopted UN R140, which regulates Electronic Stability Control (ESC) Systems.

In February 2017, the MLIT adopted UN R141, which regulates Tyre Pressure Monitoring Systems (TPMS).

In February 2017, the MLIT adopted UN R142, which regulates Tyres installation.

To achieve the highest level of traffic safety in Japan, MLIT developed a strategy to introduce fully automated driving in the latter half of the 2020s. To develop harmonized regulations for automated driving, MLIT is joining ITS / AD Informal Working Group under WP29 of the United Nations. MLIT is co-chairman of Informal Working Group together with the United Kingdom.

MLIT is considering introducing a regulation regarding “Accident Emergency Call Systems (AECS)”.

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

In May 2009, the NHTSA issued a final rule to upgrade the vehicle roof crush standard. The rule newly introduces the “Two-sided Roof Test,” which imposes strength tests for both sides of the vehicle roof and increases the maximum applied load. For vehicles with a Gross Vehicle Weight Rating (GVWR) of 2,722 kg or less, manufacturers have had to comply with the upgraded requirements for 25% of all vehicles produced by 2012, 50% by 2013, 75% by 2014, and 100% by 2015. For heavier vehicles, manufacturers must comply with the standards by September 2016.

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

In March 2014, the NHTSA issued a final rule for FMVSS No. 111, which requires that rear visibility technology be installed in all new vehicles weighing under 10,000 pounds. The purpose is to reduce death and injury resulting from incidents when the driver is backing up. Manufacturers had to comply with the new requirements for 10% of all vehicles produced from May 2016 to April 2017. From May 2017 to April 2018, 40% must comply and all vehicles by May 2018.

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

In December 2016, the NHTSA issued a proposal titled Driver Distraction Guidelines Phase 2 to reduce accidents due to driver distraction. This guideline addresses vehicle safety problems posed by driver distraction due to aftermarket and portable device usage.

In December 2016, the NHTSA issued a final rule to newly establish FMVSS141, a standard for minimum sound requirements for hybrid and electric vehicles. The purpose of FMVSS141 is to reduce the number of injuries that result from electric and hybrid vehicle crashes with pedestrians by providing a sound level and sound characteristics necessary for these vehicles to be detected and recognized by pedestrians. Manufacturers must comply with the new requirements for 50% of all hybrid and electric vehicles produced from September 2018, and all hybrid and electric vehicles in or after September 2019.

In January 2017, the NHTSA issued a proposed regulation to establish a new FMVSS150 (vehicle-to-vehicle (V2V) communications) standard. FMVSS150 specifies performance requirements for V2V communications capability and the mandatory equipment requirements of V2V function. FMVSS150 applies to new passenger cars, multi-purpose vehicles, trucks, and buses with a gross vehicle weight rating of 10,000 pounds (4,536 kg) or less. FMVSS150 has a provision for a scheduled phase-in.

In September 2017, the NHTSA issued a voluntary guidance “A Vision for Safety” to update the Federal Automated Vehicle Policy issued in 2016. Manufacturers may demonstrate how they address the safety elements contained in this guidance by publishing a Voluntary Safety Assessment for automated driving system (SAE Level 3 through 5).

In September 2017, the NHTSA issued a final rule for FMVSS No. 305, electrolyte spillage and electrical shock protection. This update adopts various electrical safety requirements found in Global Technical Regulation (GTR) No.13, “Hydrogen and fuel cell vehicles” and other sources.

In February 2018, the NHTSA issued a final rule for FMVSS141, a standard for minimum sound requirement for hybrid and electric vehicle. The purpose of this amendment is to clarify the details of technical requirement and reschedule phase-in schedule (1 year delay).

Europe

Legislation regarding a new system called “eCall” was finalized in 2017. The EU eCall for new vehicle types became effective on March 31, 2018.

In January 2016, the EU commission issued the draft regulation to significantly revise the legal framework for the EU type-approval. This draft regulation introduces a market surveillance system effective for managing the conformity of motor vehicles available on the market and adds a requirement of an expiration date for vehicle type approval. This draft is scheduled to be adopted at the end of 2018.

In August 2017, the European Commission conducted a public consultation by widely inviting opinions from the public regarding amendments to the (EC) 661/2009 “General safety regulation” and the (EC) 78/2009 “Pedestrian safety regulation”. Road traffic safety in the EU has been largely improved during the last decade, but recently the decrease in the number of road fatalities seems to have stagnated. For this reason, the European Commission is seriously considering the introduction of 19 specific vehicle safety measures. This public consultation period ended on October 22, 2017. Based on the comments from the public, the European Commission published a draft legislation in May 2018.

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

Newly published GB standards (Chinese national standards issued by the Standardization Administration of China) in 2017 include:

+ Photometric characteristics of power-driven vehicle front fog lamps;

+ Symbols for controls, indicators and tell-tales of electric vehicles;

+ Electric vehicle charging systems;

+ New energy vehicle power battery recycling interim rule;

+ Safety specifications for power-driven vehicles operating on roads; and

+ Performance requirements and test methods of tire pressure monitoring systems for passenger cars.

Newly established GB standards (not yet published) include:

+ Amendment to prescription for installation of the external lighting and light-signaling devices for motor vehicles and their trailers;

+ Amendment to Road Vehicle-Vehicle Identification Number;

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

GB standards under development include:

+ Requirement of Event data recorder.

Other Regions

In the Middle East, the Gulf Cooperation Council (GCC) aims to adopt electrical safety standards for electric vehicles and their infrastructure through the Emirates Authority for Standardization and Metrology (ESMA). These standards are still under review. The Saudi Standards, Metrology and Quality Org. (SASO) issued “Technical Regulations for Electric vehicles” in January 2018, in relation to the ambitious “Vision of the Kingdom in 2030” and “National Transformation Program (NTP) 2020” initiatives announced by the Saudi government.

In U.A.E, the Emirates Authority for Standardization and Metrology issued the final draft of UAE 5019:2017 (“eCall” Emergency Calls Technical Requirements). After that, GSO (GCC Standardization

Organization) issued the final draft of the “eCall” Emergency Calls and Connectivity Technical Requirements. This standard has been referred to in the GSO version of the United Arab Emirates standard “UAE 5019:2017,” which the ESMA already issued as the final draft.

In India, the government has proposed AIS-145, a new standard for additional safety features, which will become mandatory from July 2019. Specific safety features pursuant to this standard include a speed alert system, driver seat belt reminder, manual override for the central locking system, driver air bags and vehicle reverse parking alerts.

In Pakistan, the Ministry of Industries and Production and the Ministry of Finance have issued a notification regarding the revision of the Customs Act relating to the compulsory installation of immobilizers.

The Cambodian Ministry of Industry and Handicraft announced in August 2016 the adoption of the UN R 19 items concerning vehicle technical regulations notifying all local manufacturers of resuming application from January 1, 2017 of the said regulations that had been delayed due to negotiations with manufacturers who had difficulty implementing the measures. And it was decided that the application of Decree (MIH/2016 No. 150) will be postponed for three years from June 15, 2016 to June 14, 2019.

In Vietnam, on October 17, 2017, the government officially issued the Decree No.116/2017/ND-CP to establish the requirements for automobiles manufacturing, assembling, importing and automotive warranty and maintenance services. This Decree is a required condition for entering into the automobile manufacturing and importing business in Vietnam. This Decree was implemented with respect to imported vehicles on January 1, 2018.

In Cambodia, the Ministry of Industry and Handicraft (MIH) has issued a public notice to mandate 19 specific United Nations Regulations for vehicles, including, among others, environmental and safety requirements for emissions, brakes, tires and steering systems. This will be implemented from June 2019.

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

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan started to consider introducing the Euro 5 level emission regulation.

The United States

The state of California started to consider introducing the Euro 5 level emission regulation.

Europe

Euro 5 requirements other than catalyst monitoring of OBD (Onboard Diagnostics Regulation) will apply to new type approved vehicles from January 2020 and will apply to all vehicles registered from January 2021. Catalyst monitoring will apply to new type approved vehicles from January 2023 and will apply to all vehicles registered from January 2024.

China

China started to consider introducing the Euro 5 level emission regulation.

India

India implemented a new emission regulation called Bharat Stage IV (BS IV), which applied to new motorcycles from April 2016 and applied to all motorcycles registered from April 2017. India also published a BS VI regulation (Euro 5 level exhaust emission regulation), which will apply from 2020, except OBD stage 2. OBD stage 2 will apply from 2023.

Other Regions

Brazil started to consider introducing the Euro 5 level emission regulation.

Other countries, mainly in Asia, have implemented emissions regulations based on European regulations.

2. Recycling / REACH

Europe

The same REACH compliance required for motor vehicles is required for motorcycles.

Other Regions

Vietnam implemented motorcycle recycling laws on January 1, 2018. India has announced a plan to implement motorcycle recycling laws in the near future.

3. Safety

Japan

Japan has introduced safety regulations based on UNECE regulations as described below.

Japan issued new standards for advanced brake system (ABS: Anti-lock Brake System/ CBS: Combined Brake System) which will apply to new type motorcycles from October 2018, and to all motorcycles from October 2021.

Japan adopted electric safety requirements for battery motorcycles (UNECE R136), and the requirements applied to new type motorcycles from January 2018, and will apply to all motorcycles from January 2020.

The United States

There is no new regulation information for motorcycle safety.

Europe

There is no new regulation information for motorcycle safety.

China

China introduced a requirement for an advanced braking system, which shall be installed on new vehicle models manufactured on and after July 1, 2019, and also on all motorcycles manufactured on and after July 1, 2020. Motorcycles with engine capacity of more than 150cc and not exceeding 250cc shall be equipped with ABS or CBS. Motorcycles with engine capacity of more than 250cc shall be equipped with ABS.

India

In India, the Auto Headlight On (AHO) function, which automatically turns on the head lamps when the engine is running, shall be installed on all two-wheelers manufactured on and after April 1, 2017 and also on new vehicle models manufactured on and after April 1, 2018. All vehicles manufactured on and after April 1, 2019 shall be equipped with an advanced brake system. Two-wheeled vehicles with engine capacity of not more than 125cc, continuous rated or net power not more than 11kw and power/weight ratio not more than 0.1 kw/kg shall be equipped with ABS or CBS. All other categories of two-wheeled vehicles shall be equipped with ABS in India. Furthermore, AIS 146, 147 and 148 have been proposed and will be the standards for stand, external projection and footrest strength. These standards will become closer to those required by the European regulations.

Other Regions

The Brazil transport authority (CONTRAN) issued a standard concerning motorcycle braking based on the UNECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but added drive/driven sprocket, drive chain and muffler to the scope of application from September 24, 2017 at customs clearance. Brazilian government issued lighting regulation based on previous UNECE regulations; these regulations will be implemented from September 2018.

Many Asian countries, such as Thailand, Indonesia, Malaysia, Korea and Vietnam, are introducing various regulations, regarding lighting, braking, and horns, based on UN R (ECE) regulations.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

In November 2015, CARB presented a policy to develop a regulation to replace 25% of spark-ignition engine products circulating in the market with zero-emission products by 2030. Currently, rulemaking activities regarding research are led by CARB.

In April 2016, CARB has published an evaporative emission regulation applicable to outboard engines implementing from the 2018 model year and later.

In November 2017, CARB has published a final regulation to amend California’s evaporative emission regulation for small off-road spark ignition equipment.

Canada

In October 2017, the Department of Environment published a final regulation to align the stringency of exhaust emission regulation and evaporative emission regulation with the EPA Phase 3 regulations for non-road small spark ignition engines.

China

An exhaust emission standard was introduced in China on March 1, 2011. Its requirements are based on the European exhaust emission regulations and are applicable to small spark-ignition engines for non-road mobile machinery with 19 kW or less. The Phase 2 regulation with durability requirement started from January 1, 2014. The Phase 3 regulation is under development.

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

India

The Ministry of Environment issued a revised regulation for emission/noise standards applicable to gasoline/kerosene/LPG/CNG engine generators. The exhaust emission limits are very stringent. In particular, the CO level limit is less than half the limit allowed by the U.S. EPA Phase 3. It became effective as of June 2014. The next stage of exhaust emission regulation is under development.

Australia

The Australian Federal Government has published a finalized regulation that introduces exhaust emission regulations based on the U.S. EPA standards for all power products including outboard engines. Exhaust emission regulations, which are aligned with EPA Phase 3 regulation, are to be implemented from July 2018.

2. Recycling / RoHS / WEEE / REACH

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

In November 2016, the U.S. Consumer Product Safety Commission promulgated a notice of proposed rule-making in the Federal Register, which proposes to restrict the carbon monoxide emission from portable generator rated 19kW and below. This regulation was proposed to address the carbon monoxide poisoning injuries occurring from portable generators.

Europe

The Low Voltage Directive (LVD) and the Electromagnetic Compatibility Directive (EMCD) have been amended and they became applicable from April 2016. Recreational Craft Directive (RCD) Stage 2 also became effective. The Gas Appliance Regulation has been published and accordingly, the Gas Appliance Directive expired in April 2018.

The EU Commission plans to enhance existing noise regulation applicable to equipment intended to be used outdoors. This is a comprehensive rulemaking including expansion of the scope of regulation, enhanced noise limits, change to the conformity assessment system, among other things. The commission is expected to publish proposed regulation in 2019.

China

The General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) has issued final regulations for spark-ignition engines which include a wide variety of requirements such as machinery safety, thermal protection, electrical safety, and others. It became effective in 2015.

Other Regions

Argentina amended the certification system for generators in 2015 and amended the procedure of submission regarding the declaration of conformity in 2017. Also in 2015, Vietnam published a compulsory certification system for engine-driven sprayers. In Mexico, a compulsory certification system for brush cutters was proposed in 2015. In Australia, the Environment Protection Authority in New South Wales state issued the final regulation “Protection of the Environmental Operations (Noise Control) Regulation 2017”, amending the 2008 edition.

Preparing for the Future

Management Challenges and Preparing for the Future

The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to the energy shift and progress in technologies such as artificial intelligence (AI) and the Internet of Things (IoT), all on a global basis.

Amid such changes in the environment, Honda formulated the “2030 Vision” as a new challenge directed at the next generation that articulates the ways we can provide value unique to Honda in order to contribute to solving various social issues while continuing to achieve sustainable growth. By doing so, Honda will work on the challenges described below.

1. Product Quality

To strengthen customer trust by offering products founded in safety and achieve a new level of outstanding quality of products, Honda has created a system that continuously enhances and improves quality at every stage: design, development, production, sales and service. Honda will work to improve product quality by implementing a shared global quality management system and by providing training and education aimed at improving the skills of employees involved in quality assurance.

2. Research and Development

In addition to engaging in traditional Mono-zukuri (the art of making things), Honda will work on the advancement of “mobility” and improvement of “people’s daily lives” for people all over the world through the integration of Mono-zukuri and Koto-zukuri (new experiences drawn from the art of making things), with a new value that works cooperatively with people. Honda views that the expansion of possibilities of new value creation accompanying the evolution of digital technologies, such as AI and big data, in recent years presents a good opportunity. As such, Honda will actively pursue open innovation through strategic collaboration mainly with outside companies and further focus on research and development in new areas.

3. Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region.

In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote electric-powered motor technology globally. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including, but not limited to, natural disasters.

4. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5. Safety Technologies

With the aim of realizing a collision-free mobile society, Honda will work actively in partnership with communities to build and improve the traffic environment in three areas: “Human (Safety Driving Education),” “Technology (Vehicle Safety Technologies)” and “Communication (Telecommunication Networks).”

Honda will nurture instructors for safety education, provide places and opportunities to learn, and develop educational programs and equipment, while making efforts to improve safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and enhance technologies to reduce the impact on the other vehicle, as well as expanding its lineup of products incorporating such technologies.

Honda will also make efforts to improve safety by means of a system that can confirm traffic conditions in surrounding areas and traffic accident risks using wireless communication to connect with other cars and motorcycles as well as people in surrounding areas who are carrying smartphones.

6. The Environment

Through its proprietary technologies and business activities, Honda will work to deal with climate change and energy issues, efficient utilization of resources and preservation of clean air, with the aim of realizing a zero-environmental impact society.

Responses to Climate Change and Energy Issues

Honda will seek to reduce total CO2 emissions by 50% compared to year 2000 levels by 2050. To achieve this, Honda will promote the reduction of CO2 emitted from products mainly by expanding lineup of products with exceptional environmental performance and actively promoting the use of electric-powered motors, along with building an organizational structure for developing technologies for electric-powered motor products in line with trends in fuel economy regulations and market needs around the world.

Honda will also strengthen its efforts in developing technologies in the area of total energy management to reduce CO2 emissions related to mobility and people’s everyday lives, advancing energy-saving technologies in the area of business activities and effectively utilizing and diversifying energy mainly through megawatt scale solar power generation, with the aim of completely eliminating energy risk from heavy dependence on fossil fuels in the future.

Efficient Utilization of Resources

Honda will conduct effective utilization of resources and proper processing and recycling through cooperation/partnership with stakeholders in response to the depletion and resulting difficulty of obtaining rare earth metals and other resources.

Preservation of Clean Air

Honda will work to reduce harmful substances of exhaust gas at the product use stage by enhancing the environment performance of products, while complying with tighter exhaust gas regulations in various countries.

Honda will also work to preserve the air quality by bringing in the state-of-the-art paint technology, which reduced harmful substances generated during the paint processes in production activities, to all automobile plants worldwide.

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

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

C. Organizational Structure

As of March 31, 2018, the Company had 91 Japanese subsidiaries and 277 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

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

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2018, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	4,962	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	1,998	Power products and transmissions
Suzuka, Mie, Japan	5,833	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,192	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A	1,051	Aircraft
Burlington, North Carolina, U.S.A.	99	Aircraft engines
Marysville, Ohio, U.S.A.	5,209	Automobiles
Anna, Ohio, U.S.A.	2,591	Engines
East Liberty, Ohio, U.S.A.	2,116	Automobiles
Lincoln, Alabama, U.S.A.	4,794	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,481	Automobiles
Alliston, Canada	4,339	Automobiles and engines
El Salto, Mexico	2,352	Motorcycles and automobiles
Celaya, Mexico	5,112	Automobiles
Swindon, U.K.	2,827	Automobiles and engines
Gebze, Turkey	895	Motorcycles and automobiles
Guangzhou, China	788	Automobiles
Gurugram, India	2,714	Motorcycles
Greater Noida, India	2,482	Automobiles
Alwar, India	2,595	Motorcycles and automobiles
Narasapura, India	1,867	Motorcycles
Ahemdabad, India	785	Motorcycles
Karawang, Indonesia	2,675	Automobiles and engines
Melaka, Malaysia	2,718	Automobiles
Ayutthaya, Thailand	2,577	Automobiles
Prachinburi, Thailand	1,110	Automobiles
Bangkok, Thailand	3,485	Motorcycles and power products
Phuc Yen, Vietnam	4,435	Motorcycles and automobiles
Duy Tien, Vietnam	348	Motorcycles
Buenos Aires, Argentina	1,237	Motorcycles and automobiles
Sumare, Brazil	3,043	Automobiles
Manaus, Brazil	5,542	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2018, the Company’s property, with a net book value of approximately ¥58.7 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2018 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,233.0 billion, decreased by ¥190.6 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥433.8 billion, decreased by ¥107.1 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2017	2018	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥50,040	¥51,681	¥1,641
Automobile Business	480,471	370,723	(109,748)
Financial Services Business	1,883,220	1,799,493	(83,727)
Financial Services Business(Excluding Equipment on Operating Leases)	524	338	(186)
Power Product and Other Businesses	10,006	11,150	1,144
Total	¥2,423,737	¥2,233,047	¥(190,690)
Total (Excluding Equipment on Operating Leases)	¥541,041	¥433,892	¥(107,149)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥51,681 million in the fiscal year ended March 31, 2018. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥370,723 million in the fiscal year ended March 31, 2018. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥338 million in the fiscal year ended March 31, 2018, while capital expenditures for equipment on operating leases were ¥1,799,155 million.

In Power product and other businesses, capital expenditures of ¥11,150 million in the fiscal year ended March 31, 2018, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after fiscal year 2018

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2019 are shown below.

Fiscal year ending March 31, 2019
Yen (millions)
Motorcycle Business	¥61,700
Automobile Business	402,900
Financial Services Business	400
Power Product and Other Businesses	15,000

Total	¥480,000

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

A. Operating Results

Overview

Business Environment

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2018, the United States economy continued a steady recovery, mainly due to improvement in employment conditions and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and growing personal consumption. In the Asian economies, India experienced a moderate recovery focused on domestic demand and the economies of Thailand and Indonesia started to pick up, while the Chinese economy continued an upward trend. The Japanese economy saw a gradual recovery, mainly due to steady improvement in employment conditions and a gradual upturn in personal consumption, in addition to moderate growth in capital investment.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of Fiscal Year 2018 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2018 increased from the fiscal year ended March 31, 2017, due mainly to increased sales revenue in all business operations as well as positive foreign currency translation effects. Operating profit decreased from the previous fiscal year, due mainly to increased selling, general and administrative expenses, the loss related to the settlement of multidistrict class action litigation as well as one-time gain from pension plan amendments recognized in the previous fiscal year, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) in fiscal year 2018 totaled 12,954 thousand units, an increase of 15.3% from the previous fiscal year, due mainly to increases primarily in India and Vietnam.

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,689 thousand units in fiscal year 2018, an increase of 0.2% from the previous fiscal year, due mainly to increases in sales units primarily in Japan and Asia mainly driven by the launch of new models, which more than offset a decline in North America.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2018 totaled 6,262 thousand units, an increase of 2.3% from the previous fiscal year, due to an increase in sales units primarily in Asia and Other Regions.

Fiscal Year 2018 Compared with Fiscal Year 2017

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2018, increased by ¥1,361.9 billion, or 9.7%, to ¥15,361.1 billion from the fiscal year ended March 31, 2017, due mainly to increased sales revenue in all business operations as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥963.1 billion, or 6.9%, compared to the increase as reported of ¥1,361.9 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,369.0 billion, or 10.4%, to ¥14,527.5 billion from the previous fiscal year. Cost of sales increased by ¥1,134.7 billion, or 10.4%, to ¥12,000.5 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated sales revenue in all business operations, one-time gain from pension plan amendments recognized in the previous fiscal year as well as negative foreign currency effects. Selling, general and administrative expenses increased by ¥173.9 billion, or 10.9%, to ¥1,775.1 billion from the previous fiscal year, due mainly to the loss related to the settlement of multidistrict class action litigation as well as one-time gain from pension plan amendments recognized in the previous fiscal year. Research and development expenses increased by ¥60.4 billion, or 8.7%, to ¥751.8 billion from the previous fiscal year, due mainly to one-time gain from pension plan amendments recognized in the previous fiscal year.

Operating Profit

Operating profit decreased by ¥7.1 billion, or 0.9%, to ¥833.5 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses, the loss related to the settlement of multidistrict class action litigation as well as one-time gain from pension plan amendments recognized in the previous fiscal year, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction. Honda estimates that by excluding positive foreign currency effects of approximately ¥21.9 billion, operating profit would have decreased by approximately ¥29.0 billion.

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

Profit before Income Taxes

Profit before income taxes increased by ¥107.9 billion, or 10.7%, to ¥1,114.9 billion, due mainly to increased share of profit of investments accounted for using the equity method. The main factors behind this increase, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a positive impact of ¥82.8 billion, due mainly to an increase in profit attributable to increased sales revenue at affiliates and joint ventures in Asia.

Finance income and finance costs had a positive impact of ¥32.2 billion, due mainly to effect from gains or losses on derivatives. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥341.2 billion to a credit of ¥13.6 billion from the previous fiscal year, due mainly to the impacts of the enactment of the Tax Cuts and Jobs Act in the United States. The average effective tax rate decreased 33.7 percentage points to -1.2% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year increased by ¥449.2 billion, or 66.1%, to ¥1,128.6 billion from the previous fiscal year, due mainly to the impacts of the enactment of the Tax Cuts and Jobs Act in the United States.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent increased by ¥442.7 billion, or 71.8%, to ¥1,059.3 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests increased by ¥6.4 billion, or 10.3%, to ¥69.3 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) totaled 12,954 thousand units, increased by 15.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in all regions.

Sales revenue from external customers increased by ¥322.5 billion, or 18.8%, to ¥2,038.7 billion from the previous fiscal year, due mainly to increased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥246.5 billion, or 14.4%, compared to the increase as reported of ¥322.5 billion, which includes positive foreign currency translation effects.

Operating costs and expenses increased by ¥226.2 billion, or 14.6%, to ¥1,771.6 billion from the previous fiscal year. Cost of sales increased by ¥218.1 billion, or 17.5%, to ¥1,466.8 billion, due mainly to an increase in costs attributable to increased consolidated unit sales as well as one-time gain from pension plan amendments recognized in the previous fiscal year. Selling, general and administrative expenses increased by ¥3.3 billion, or 1.6%, to ¥219.4 billion, due mainly to one-time gain from pension plan amendments recognized in the previous fiscal year. Research and development expenses increased by ¥4.7 billion, or 5.9%, to ¥85.4 billion, due mainly to one-time gain from pension plan amendments recognized in the previous fiscal year.

Operating profit increased by ¥96.2 billion, or 56.4%, to ¥267.0 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales volume and model mix, which was partially offset by one-time gain from pension plan amendments recognized in the previous fiscal year.

Japan

Total industry demand for motorcycles in Japan* was approximately 370 thousand units in fiscal year 2018, which was basically unchanged from the previous fiscal year.

Honda’s consolidated unit sales in Japan increased 7.1% from the previous fiscal year to 167 thousand units in fiscal year 2018, mainly reflecting the effect of launching new models such as the CBR250RR and Rebel250.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, decreased around 3% from the previous year to approximately 680 thousand units in calendar year 2017.

Honda’s consolidated unit sales in North America increased 6.5% from the previous fiscal year to 313 thousand units in fiscal year 2018. This was mainly due to the effect of launching new models such as the Rebel300 and Rebel500, primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)

The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe* decreased around 7% from the previous year to approximately 850 thousand units in calendar year 2017.

Honda’s consolidated unit sales in Europe increased 7.8% from the previous fiscal year to 234 thousand units in fiscal year 2018, mostly as a result of robust sales of scooter models such as the X-ADV model.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* increased around 6% from the previous year to approximately 42,300 thousand units in calendar year 2017.

Looking at market conditions by country, in calendar year 2017, demand in India increased about 8% from the previous year to approximately 19,170 thousand units. Demand in China decreased around 1% from the previous year to approximately 7,930 thousand units. Demand in Indonesia increased around 2% from the previous year to approximately 6,310 thousand units. Vietnam saw demand increase around 5% from the previous year to approximately 3,260 thousand units. Demand in Pakistan increased around 18% from the previous year to approximately 1,960 thousand units. Demand in Thailand increased around 4% from the previous year to approximately 1,810 thousand units.

Honda’s consolidated unit sales in Asia increased 16.9% from the previous fiscal year to 11,120 thousand units in fiscal year 2018. This was due to brisk sales of scooter models such as the Activa in India and the Vision in Vietnam, among other factors.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2018 increased around 0.4% from the previous fiscal year to approximately 4,380 thousand units due mainly to an increase in sales of the Scoopy model, despite decreases in sales of the Vario series and other models.

*	Based on Honda research. Only includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, decreased about 5% from the previous year to approximately 810 thousand units in calendar year 2017.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales increased 6.0% from the previous fiscal year to 1,120 thousand units in fiscal year 2018 due mainly to an increase in Argentina, despite a decrease in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,689 thousand units, increased by 0.2% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia.

Sales revenue from external customers increased by ¥765.3 billion, or 7.6%, to ¥10,852.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥495.1 billion, or 4.9%, compared to the increase as reported of ¥765.3 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥788.5 billion, or 7.7%, to ¥11,045.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥915.8 billion, or 9.4%, to ¥10,671.3 billion from the previous fiscal year. Cost of sales increased by ¥703.7 billion, or 8.9%, to ¥8,651.3 billion, due mainly to an increase in costs attributable to increased consolidated unit sales, one-time gain from pension plan amendments recognized in the previous fiscal year as well as negative foreign currency effects. Selling, general and administrative expenses increased by ¥155.9 billion, or 12.7%, to ¥1,379.5 billion, due mainly to the loss related to the settlement of multidistrict class action litigation as well as one-time gain from pension plan amendments recognized in the previous fiscal year. Research and development expenses increased by ¥56.2 billion, or 9.6%, to ¥640.5 billion, due mainly to one-time gain from pension plan amendments recognized in the previous fiscal year.

Operating profit decreased by ¥127.3 billion, or 25.4%, to ¥373.8 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses, the loss related to the settlement of multidistrict class action litigation as well as one-time gain from pension plan amendments recognized in the previous fiscal year, which was partially offset by continuing cost reduction as well as an increase in profit attributable to increased sales volume and model mix.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2017	2018
Passenger cars:	51%	50%
Accord, City, Civic, Crider, Fit/Jazz

Light trucks:	43%	44%
CR-V, Freed, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:	6%	6%
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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 35% higher, our passenger cars category was approximately 20% lower and our mini vehicles category was approximately 55% lower than total weighted average contribution margin for the fiscal year ended March 31, 2018. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 increased around 2% from the previous fiscal year to approximately 5,190 thousand units in fiscal year 2018.

Honda’s consolidated unit sales in Japan increased 4.0% from the previous fiscal year to 627 thousand units*2 in fiscal year 2018. This was mainly due to the effect of a full model change of the N-BOX model.

Honda’s unit production of automobiles in Japan increased 2.3% from the previous fiscal year to 829 thousand units in fiscal year 2018. This was mainly due to an increase in domestic sales volume, despite a decrease in export volume.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, decreased around 2% from the previous year to approximately 17,230 thousand units in calendar year 2017. This result reflected decreased demand for passenger cars, which offset a continued increase for light trucks due to the introduction of new models.

Under these conditions, Honda’s consolidated unit sales in North America decreased 3.5% from the previous fiscal year to 1,902 thousand units in fiscal year 2018. This decrease was mainly attributable to a decline in sales volume of passenger cars, which offset an increase for the Pilot model.

Honda manufactured 1,864 thousand units in fiscal year 2018, a decrease of 3.7% from the previous fiscal year. This decrease mainly reflected production adjustments following a decrease in demand for passenger cars, which offset an increase for light trucks.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased about 3% from the previous year to approximately 15,630 thousand units in calendar year 2017, mainly driven by the gradual recovery in economic conditions.

Honda’s consolidated unit sales in Europe decreased 0.5% from the previous fiscal year to 183 thousand units in fiscal year 2018. This was mainly due to decreased sales of the CR-V model.

Unit production at Honda’s U.K. plant in fiscal year 2018 increased 10.0% from the previous fiscal year to 164 thousand units, mainly due to an increase in exports of the Civic Hatchback model to North America.

*	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 28 EU countries and three EFTA countries.

Asia

Total demand for automobiles in Asia increased around 7% from the previous year to approximately 7,950 thousand units*1 in calendar year 2017. This was mainly due to increases in demand in India and Thailand. Total demand for automobiles in China increased about 3% from the previous calendar year to approximately 28,870 thousand units*2.

Honda’s consolidated unit sales in Asia increased 6.0% from the previous fiscal year to 725 thousand units in fiscal year 2018. This increase was mainly attributable to the effect of a full model change of the CR-V model in Thailand and the new BR-V model in Pakistan, despite a decline in sales in Indonesia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China increased 12.7% from the previous fiscal year to 1,443 thousand units in fiscal year 2018. The increase was mainly attributable to the effect of launching the new UR-V model and brisk sales of the Avancier and Civic models.

Honda’s unit production by consolidated subsidiaries in Asia increased 6.1% from the previous fiscal year to 798 thousand units*3 in fiscal year 2018.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. increased 15.2% from the previous fiscal year to 1,451 thousand units in fiscal year 2018.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following nine countries: China, Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil, the principal market within Other Regions, increased around 9% from the previous year to approximately 2,170 thousand units* in calendar year 2017. The increase was supported by the recovery of business sentiment.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales increased 4.1% from the previous fiscal year to 252 thousand units in fiscal year 2018. The increase mainly reflected the effect of launching the new WR-V model in Brazil.

Unit production at Honda’s plant in Brazil increased 14.7% from the previous fiscal year to 138 thousand units in fiscal year 2018.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association)) The total includes passenger cars and light commercial vehicles.

Financial Services Business

To support the sale of its products, Honda provides retail lending and leasing to customers and wholesale financing to dealers through its finance subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, Brazil and Thailand.

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2018, is ¥9,046.1 billion, which is basically unchanged from March 31, 2017. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2018 would have increased by approximately ¥360.9 billion, or 4.0%, compared to the previous fiscal year.

Sales revenue from external customers increased by ¥245.1 billion, or 13.1%, to ¥2,123.1 billion from the previous fiscal year, due mainly to increased revenues on disposition of lease vehicles and operating lease revenues. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥201.7 billion, or 10.7%, compared to the increase as reported of ¥245.1 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥245.9 billion, or 13.0%, to ¥2,137.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥228.3 billion, or 13.3%, to ¥1,941.1 billion from the previous fiscal year. Cost of sales increased by ¥217.6 billion, or 13.5%, to ¥1,826.3 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased revenues on disposition of lease vehicles and operating lease revenues. Selling, general and administrative expenses increased by ¥10.6 billion, or 10.3%, to ¥114.8 billion.

Operating profit increased by ¥17.6 billion, or 9.9%, to ¥196.0 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,262 thousand units, increased by 2.3% from the previous fiscal year, due mainly to increased consolidated unit sales in Asia and Other Regions.

Sales revenue from external customers increased by ¥28.9 billion, or 9.1%, to ¥347.0 billion from the previous fiscal year, due mainly to increased consolidated unit sales in power products as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥19.7 billion, or 6.2%, compared to the increase as reported of ¥28.9 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥21.4 billion, or 6.1%, to ¥371.1 billion from the previous fiscal year.

Operating costs and expenses increased by ¥15.1 billion, or 4.2%, to ¥374.5 billion from the previous fiscal year. Cost of sales increased by ¥11.7 billion, or 4.3%, to ¥287.2 billion, due mainly to an increase in costs attributable to increased consolidated unit sales in Power product business, one-time gain from pension plan amendments recognized in the previous fiscal year as well as negative foreign currency effects. Selling, general and administrative expenses increased by ¥3.9 billion, or 6.8%, to ¥61.3 billion, due mainly to one-time gain from pension plan amendments recognized in the previous fiscal year. Research and development expenses decreased by ¥0.5 billion, or 2.0%, to ¥25.9 billion from the previous fiscal year, despite one-time gain from pension plan amendments recognized in the previous fiscal year.

Operating loss was ¥3.3 billion, an improvement of ¥6.2 billion from the previous fiscal year, due mainly to a decrease in operating costs in Other businesses, which was partially offset by one-time gain from pension plan amendments recognized in the previous fiscal year. In addition, operating loss of aircraft and aircraft engines included in the Power product and other businesses segment was ¥41.8 billion, an improvement of ¥1.9 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in power product business operations in Japan decreased 0.3% from the previous fiscal year to 300 thousand units in fiscal year 2018 mainly due to a decline in sales of tillers, despite an increase in sales of OEM engines* and other factors.

*	OEM (Original Equipment Manufacturer) engines: refers to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America increased 1.2% from the previous fiscal year to 3,012 thousand units in fiscal year 2018 mainly attributable to an increase in sales of generators.

Europe

Honda’s consolidated unit sales in Europe decreased 1.3% from the previous fiscal year to 1,022 thousand units in fiscal year 2018 mainly due to decreases in sales of lawnmowers and trimmers, despite an increase in sales of OEM engines and other factors.

Asia

Honda’s consolidated unit sales in Asia increased 5.7% from the previous fiscal year to 1,512 thousand units in fiscal year 2018. This was mainly due to increases in sales of OEM engines and pumps.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) increased 10.1% from the previous fiscal year to 416 thousand units in fiscal year 2018 mainly due to increases in sales of pumps and lawnmowers.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales increased by ¥367.2 billion, or 8.9%, to ¥4,480.6 billion from the previous fiscal year, due mainly to increased sales revenue in all business operations. Operating profit decreased by ¥17.6 billion, or 16.9%, to ¥86.9 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses as well as one-time gain from pension plan amendments recognized in the previous fiscal year, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as positive foreign currency effects.

North America

In North America, where the United States is the principal market, sales revenue increased by ¥486.5 billion, or 6.0%, to ¥8,584.6 billion from the previous fiscal year, due mainly to increased sales revenue in all business operations. Operating profit decreased by ¥120.2 billion, or 30.2%, to ¥278.4 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses as well as the loss related to the settlement of multidistrict class action litigation, which was partially offset by continuing cost reduction.

Europe

In Europe, sales revenue increased by ¥127.8 billion, or 16.2%, to ¥917.2 billion from the previous fiscal year, due mainly to increased sales revenue in the Automobile business and Motorcycle business. Operating profit increased by ¥3.7 billion, or 30.8%, to ¥15.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and model mix.

Asia

In Asia, sales revenue increased by ¥764.9 billion, or 22.1%, to ¥4,221.0 billion from the previous fiscal year, due mainly to increased sales revenue in the Automobile business and Motorcycle business. Operating profit increased by ¥71.1 billion, or 21.5%, to ¥402.6 billion from the previous fiscal year, due mainly to continuing cost reduction as well as an increase in profit attributable to increased sales revenue and model mix.

Other Regions

In Other Regions, sales revenue increased by ¥104.0 billion, or 14.2%, to ¥837.5 billion from the previous fiscal year, due mainly to increased sales revenue in the Automobile business and Motorcycle business. Operating profit increased by ¥14.8 billion, or 51.1%, to ¥43.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue and model mix.

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

Honda’s consolidated unit sales in North America decreased 4.5% from the previous fiscal year to 294 thousand units in fiscal year 2017. This was mainly due to a decrease in sales of ATVs, which was partially offset by increased sales of side-by-side (SxS) models, centered on the Pioneer 1000, primarily in the United States.

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

Unit production at Honda’s plant in Brazil decreased 16.5% from the previous fiscal year to 120 thousand units in fiscal year 2017.

*	Source: ANFAVEA (Associação Nacional dos Fabricantes de Veiculos Automotores (the Brazilian Automobile Association)). Includes passenger cars and light commercial vehicles.

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

Provisions recorded for the above warranty programs accrued during the period for the year ended March 31, 2016 were approximately ¥436.0 billion.

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

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Provisions for product warranties
Balance at beginning of year	¥421,523	¥727,441	¥520,130
Provision*	607,646	198,016	219,575
Charge-offs	(257,574)	(341,416)	(239,903)
Reversal	(12,907)	(54,324)	(30,022)
Exchange differences on translating foreign operations	(31,247)	(9,587)	(12,184)

Balance at end of year	¥727,441	¥520,130	¥457,596

Sales revenue	¥14,601,151	¥13,999,200	¥15,361,146

*	Provisions for product warranties accrued during the period for the years ended March 31, 2016, 2017 and 2018 are ¥607.6 billion, ¥198.0 billion and ¥219.5 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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

Credit losses are an expected cost of extending credit. The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk on consumer finance receivables can be affected by general economic conditions. Adverse changes such as a rise in unemployment can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collateral. Exposure to credit risk on consumer finance receivables is managed by monitoring and adjusting underwriting standards, which affect the level of credit risk that is assumed, pricing contracts for expected losses, and focusing collection efforts to minimize losses.

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

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, collateral types, and loan terms. Market and economic factors such as used vehicle prices, unemployment, and consumer debt service burdens are also incorporated into these models. Estimated losses on operating leases expected to terminate early due to lessee defaults are also determined collectively, consistent with the methodologies used for consumer finance receivables.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as part of our allowance calculation would have on the provision and allowance for credit losses. If we had experienced a 10% increase in net charge-offs during fiscal year 2018, the provision for fiscal year 2018 and the allowance balance at the end of fiscal year 2018 would have increased by approximately ¥6.6 billion and ¥3.4 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2018.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2016	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥22,649	¥499	¥1,890	¥25,038
Provision	24,148	457	769	25,374
Charge-offs	(31,258)	(268)	(64)	(31,590)
Recoveries	8,839	107	98	9,044
Exchange differences on translating foreign operations	(2,078)	(33)	(190)	(2,301)

Balance at end of year	¥22,300	¥762	¥2,503	¥25,565

Ending balance of receivables from financial services	¥4,227,816	¥227,502	¥589,889	¥5,045,207
Average balance of receivables from financial services	¥4,564,867	¥244,023	¥573,312	¥5,382,202
Net charge-offs as a % of average balance of receivables from financial services	0.49%	0.07%	(0.01)%	0.42%
Allowance as a % of ending balance of receivables from financial services	0.53%	0.33%	0.42%	0.51%

	Yen (millions)
For the year ended March 31, 2017	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥22,300	¥762	¥2,503	¥25,565
Provision	29,870	338	(278)	29,930
Charge-offs	(33,045)	(287)	(382)	(33,714)
Recoveries	8,487	69	3	8,559
Exchange differences on translating foreign operations	1,255	(73)	(23)	1,159

Balance at end of year	¥28,867	¥809	¥1,823	¥31,499

Ending balance of receivables from financial services	¥4,199,715	¥184,339	¥608,549	¥4,992,603
Average balance of receivables from financial services	¥4,100,161	¥195,750	¥568,024	¥4,863,935
Net charge-offs as a % of average balance of receivables from financial services	0.60%	0.11%	0.07%	0.52%
Allowance as a % of ending balance of receivables from financial services	0.69%	0.44%	0.30%	0.63%

	Yen (millions)
For the year ended March 31, 2018	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥28,867	¥809	¥1,823	¥31,499
Provision	36,037	214	336	36,587
Charge-offs	(39,478)	(299)	(271)	(40,048)
Recoveries	8,368	50	13	8,431
Exchange differences on translating foreign operations	(1,718)	47	5	(1,666)

Balance at end of year	¥32,076	¥821	¥1,906	¥34,803

Ending balance of receivables from financial services	¥4,187,420	¥165,156	¥651,141	¥5,003,717
Average balance of receivables from financial services	¥4,283,938	¥178,083	¥608,199	¥5,070,220
Net charge-offs as a % of average balance of receivables from financial services	0.73%	0.14%	0.04%	0.62%
Allowance as a % of ending balance of receivables from financial services	0.77%	0.50%	0.29%	0.70%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2016	2017	2018
Provision for credit losses on past due lease payments under operating leases	¥2,141	¥2,493	¥3,437
Impairment losses on operating leases due to early termination	¥5,486	¥7,987	¥11,911

Fiscal Year 2018 Compared with Fiscal Year 2017

The provision for credit losses on receivables from financial services for the fiscal year ended March 31, 2018 increased by ¥6.6 billion, or 22.2%, from the fiscal year ended March 31, 2017. Net charge-offs of receivables from financial services for the fiscal year ended March 31, 2018 increased by ¥6.4 billion, or 25.7%, from the fiscal year ended March 31, 2017. The increase in the provision for credit losses and net charge-offs was primarily attributable to an increase in loss severities on receivables in our North American finance subsidiaries. The increase in loss severities is due in part to the increase in the volume of retail loans with longer terms which typically have higher financed amounts. Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2018 increased by ¥3.9 billion, or 49.1%, from the fiscal year ended March 31, 2017 primarily due to the growth in equipment on operating leases in our North American finance subsidiaries.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2018 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥7.6 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥1.3 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2018. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2018 were 0.7% and 1.7%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2018 were 2.8 - 4.2% and 2.5 - 3.0%, respectively.

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

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2017 and 2018. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

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

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥472.0 billion as of March 31, 2018. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥6,460.5 billion as of March 31, 2018.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2018 Compared with Fiscal Year 2017

Consolidated cash and cash equivalents on March 31, 2018 increased by ¥150.5 billion from March 31, 2017, to ¥2,256.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥987.6 billion of cash inflows. Cash inflows from operating activities increased by ¥102.5 billion compared with the previous fiscal year, due mainly to an increase in cash received from customers, which was partially offset by an increase in payments for parts and raw materials.

Net cash used in investing activities amounted to ¥615.1 billion of cash outflows. Cash outflows from investing activities decreased by ¥35.5 billion compared with the previous fiscal year, due mainly to a decrease in payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to ¥174.3 billion of cash inflows. Cash outflows from financing activities increased by ¥289.7 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities and purchases of treasury stock.

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

Liquidity

The ¥2,256.4 billion in cash and cash equivalents as of March 31, 2018 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2018 corresponds to approximately 1.8 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,098.8 billion have committed lines of credit equivalent to ¥1,047.5 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2018 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2018.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A2
Standard & Poor’s Rating Services	A-1	A+
Rating and Investment Information	a-1+	AA

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

Total consolidated R&D expenditures incurred during the fiscal year 2016, 2017 and 2018 were ¥719.8 billion, ¥659.9 billion and ¥730.7 billion, respectively.

In addition, a portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized, and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.

R&D activities by segment are as follows.

Motorcycle Business

In the Motorcycle Business segment, Honda has been engaging in research and development with the policy of ‘maximizing the organizational climate of self-challenge and maximizing value creation with products and technology.’

Among major technological achievements, we announced at the TOKYO MOTOR SHOW in October 2017 the PCX ELECTRIC, an electric scooter, equipped with a high-output motor developed in-house and the detachable Honda Mobile Power Pack, and the PCX HYBRID, which delivers high torque from a compact system that uses a newly developed proprietary Honda hybrid system for motorcycles to assist the engine with a high-output battery and ACG starter.

Furthermore, the Super Cub 50 and Super Cub 110, long-selling models that were transferred from China to the Kumamoto manufacturing plant in Japan, underwent model changes and were launched in November 2017. The exterior design has a renewed configuration connecting the leg shield to the rear fender in a smooth, curved surface. In addition, by adopting a user-friendly removable side cover on both sides of the body and including round, low-energy LED headlights with a long service life to create a compact area around the handle, the remodeled Super Cub expresses its identity as a new generation of Super Cub possessing both traditional styling and an innovative spirit.

In the large motorcycle sector, in January 2018, for the first time in 17 years, Honda announced a full model change of the Gold Wing, a series with a history of over 40 years. In order to return to the original charms of the motorcycle and create a “fun factor” and “driving elation,” drivers can share the ultimate thrill with a passenger through Honda’s proprietary double wishbone front suspension, which provides a comfortable ride and nimble handling, its third-generation 7-speed dual clutch transmission (DCT) with drive mode, and various other advanced features.

In the field of cutting-edge technology, at the TOKYO MOTOR SHOW in October 2017, the Honda Riding Assist-e was announced, an experimental vehicle that applies Honda’s unique balance control technology to motorcycles that was cultivated through robotics research. This technology has been developed with the aim of reducing the risk of overturning and making life with motorcycles more reassuring and more enjoyable.

R&D expenditures in this segment incurred during the fiscal year 2016, 2017 and 2018 were ¥76.7 billion, ¥74.3 billion and ¥79.4 billion, respectively.

Automobile Business

In the Automobile Business segment, Honda is engaged in research and development under the policies of ‘aim for research laboratories that are one step ahead,’ ‘change awareness and behavior in times of industry revolution’ and ‘pursue value from the perspective of the customer and continue to create high quality products with high quality working methods toward realizing Honda’s vision for 2030.’

Among major technological achievements in the Automobile Business segment, at the North American International Auto Show in January 2018, the new model RDX prototype had its global debut. As a next-generation Acura model, it marks the beginning of a new era for the Acura brand. Making full use of the latest Acura designs, the RDX adopts a 2.0L direct injection turbocharged VTEC engine for its powertrain and a first-in-class 10-speed automatic transmission. Combining elements such as the SH-AWD automatic four-wheel drive power control system, a newly developed dedicated platform, and a lightweight body high in rigidity, the RDX provides powerful acceleration and linear handling.

Also, the new model ACCORD was launched in North America in October 2017, entering its tenth generation. With significant upgrades to design, packaging, and driving performance, it was developed with the objective of creating a next-generation midsize sedan that also incorporates the latest connectivity and driving safety support technologies. In addition to the two types of in-line four-cylinder turbocharged direct injection DOHC engines, the 1.5L and the 2.0L, the third-generation SPORT HYBRID i-MMD hybrid system is also available for the powertrain. Combining a turbocharged 2.0L direct injection engine with an originally developed 10-speed automatic transmission, this next-generation powertrain provides low operating noise and high fuel efficiency while delivering torque that surpasses that of a V-type six-cylinder 3.5L engine. This ACCORD was awarded the 2018 North American Car of the Year at the 2018 American International Auto Show.

In Japan, a new model of the N-BOX mini-vehicle was launched in September 2017. While inheriting a design with a sense of presence and large interior space, which were features that were well-received by customers in the previous model generation, it has been updated with a newly developed platform and powertrain. The new N-BOX is equipped with a full complement of features such as safety equipment and the newly adopted super sliding passenger seat, but is approximately 80kg lighter with low fuel consumption and excellent drivability and ride comfort. This N-BOX won three awards; JAHFA CAR OF THE YEAR, RJC Technology of the Year, and Small Mobility Category Prize by the Japan Car of the Year.

Regarding the development of electric vehicles, the CLARITY PLUG-IN HYBRID and CLARITY ELECTRIC were displayed for the first time in the world at the New York International Auto Show in April 2017. These are plug-in hybrid vehicles (PHEV) and electric vehicles (EV) that have a platform shared with the CLARITY FUEL CELL, which was announced in Japan in March 2016. These are the first vehicles in the world equipped with the three types of PHEV, EV, and fuel cell vehicle (FCV) powertrains available on the same platform, providing new value to the five-seat midsize class sedan. With this CLARITY series, Honda is progressing toward achieving its goal of shifting to electric vehicles, namely, ‘to replace two-thirds of sales volume in the automobile product lineup with electric vehicles such as hybrid, FCV, and battery EV.’

R&D expenditures in this segment incurred during the fiscal year 2016, 2017 and 2018 were ¥614.2 billion, ¥559.8 billion and ¥625.0 billion, respectively.

Power Product and Other Businesses

Honda has involved research and development in the Power Products Business, based on the policy of ‘Expand the usefulness and joy towards worldwide customers, by having a full understanding of the market, looking into the future and adapting business fundamentals’.

Among major technological achievements, the electric robot lawn mower Miimo HRM520, a self-propelled lawn mower that automatically cuts grass and has been popular since its launch in Europe 2012, was launched in Japan and the United States in June 2017. The Miimo HRM520 system, comprised of the three components of the main unit, charging station, and area wires to designate its operational area, automatically cuts grass within its operational area. In addition, it automates lawn mowing by detecting its charge level and returning to the charging station when necessary, thereby automatically recharging itself. By setting the day, time and area of choice, customers can automatically mow the lawn according to various needs. In addition, as the Miimo HRM520 clips the growing grass tips daily and drops shavings back to the roots, it eliminates the work that goes into grass collection and disposal and greatly reduces the labor of lawn mowing, while at the same time the cut grass is used as fertilizer to maintain the greenness of the lawn. It is quiet, environmentally-friendly, highly efficient and durable.

Also, in September 2017, the LiB-AID E500, a handy type storage battery, was launched at Honda Cars across Japan. Utilizing Honda’s proprietary sine wave inverter technologies, this handy type storage battery can supply high-quality power with a maximum power output of 500W (VA). The device can be recharged from household outlets or car accessory sockets and is replete with a reusable lithium-ion battery, making it ideal for use as a portable power source for a variety of indoor and outdoor activities.

In Other Businesses such as aircraft engines, Honda seeks to establish a sustainable business structure and make a name for itself in the industry. Under this policy, Honda promoted the establishment of the production and services structures of the HF120 jet engine, as well as cost reductions.

In aircraft business, Honda has created new value with uniquely developed leading-edge technology. We are building an operating base in order to grow our aircraft business from a long-term perspective. By adopting wave resistance reducing Over-The-Wing Engine Mount technology, natural laminar flow wings, integrally molded carbon composite fuselage, and advanced avionics, etc., HondaJet’s performance and product strength have come to overwhelm its competitors, and in the calendar year 2017, it became the world’s number one ranked aircraft in the small jet category for the number of aircraft supplied. Furthermore, in January 2018, HondaJet dealers started operations in China, and in February 2018, we received sixteen orders from a French air taxi service provider, demonstrating the high regard among customers for this product. With regard to production, we have been able to improve production efficiency and achieve a stable production of four aircraft per month.

R&D expenditures in this segment incurred during the fiscal year 2016, 2017 and 2018 were ¥28.8 billion, ¥25.6 billion and ¥26.2 billion, respectively.

Patents and Licenses

As of March 31, 2018, Honda owned more than 21,300 patents in Japan and more than 27,200 patents abroad. Honda also had applications pending for more than 6,300 patents in Japan and for more than 14,200 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating and Financial Review and Prospects” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2018 was ¥112.7 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2018, we guaranteed ¥13.8 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥13.8 billion. As of March 31, 2018, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2018:

Contractual Obligations

	Yen (millions)
	Total	Payments due by period
		Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥7,098,833	¥3,030,934	¥2,544,730	¥1,239,710	¥283,459
Other financial liabilities	186,083	83,619	57,260	17,649	27,555
Future minimum lease payments under non-cancelable operating leases	75,487	17,126	22,835	12,742	22,784
Purchase and other commitments*1	71,188	47,356	21,974	1,242	616
Contributions to defined benefit pension plans*2	47,807	47,807	—	—	—

Total	¥7,479,398	¥3,226,842	¥2,646,799	¥1,271,343	¥334,414

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2018.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

The following table provides the names of all the members of the Board of Directors (including the Audit and Supervisory Committee Members). Also the names of the operating officers (who are not concurrently the members of the Board of Directors) of the Company and the current positions held by such persons are provided below.

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Takahiro Hachigo (May 19, 1959)	Joined Honda Motor Co., Ltd. in April 1982	*3	37,200
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

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2013

	Vice President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	President, Chief Executive Officer and Representative Director of the Company, appointed in June 2015

	Chief Executive Officer of the Company, appointed in April 2017 (presently held)

	President and Representative Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Seiji Kuraishi (July 10, 1958)	Joined Honda Motor Co., Ltd. in April 1982	*3	37,200
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

	Senior Managing Officer of the Company, appointed in April 2016

	Executive Vice President, Executive Officer and Representative Director of the Company, appointed in June 2016

	Risk Management Officer, appointed in June 2016 (presently held)

	Corporate Brand Officer, appointed in June 2016 (presently held)

	Chief Operating Officer of the Company, appointed in April 2017 (presently held)

	In Charge of Strategy, Business Operations and Regional Operations, appointed in April 2017 (presently held)

	Executive Vice President and Representative Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Senior Managing Directors

Yoshiyuki Matsumoto	Joined Honda Motor Co., Ltd. in April 1981	*3	40,200
(January 14, 1958)	Responsible for Automobile Products for Automobile Operations, appointed in April 2006

	Operating Officer of the Company, appointed in June 2006

	General Manager of Suzuka Factory for Production Operations, appointed in April 2009

	Executive in Charge of Business Unit No. 3 for Automobile Operations, appointed in April 2011

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

	Executive in Charge of Quality Innovation for Automobile Operations, appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in June 2015

	President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd., appointed in April 2016

	Supervising Director of F1 Project, appointed in April 2016

	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization), appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2018 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Mikoshiba	Joined Honda Motor Co., Ltd. in April 1980	*3	36,000
(November 15, 1957)	Responsible for East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2008

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

	President and Director of Honda Motor Europe Ltd., appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	Chief Officer for Regional Operations (North America), appointed in April 2016 (presently held)

	President and Director of Honda North America, Inc., appointed in April 2016 (presently held)

	President and Director of American Honda Motor Co., Inc., appointed in April 2016 (presently held)

	Chief Executive Officer of American Honda Motor Co., Inc., appointed in April 2016 (presently held)

	In Charge of Sales and Marketing, appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

	Chief Executive Officer of Honda North America, Inc., appointed in April 2018 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoshi Yamane (September 28, 1958)	Joined Honda Engineering Co., Ltd. in October 1985	*3	36,000
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

	Representative of Automobile Development, Purchasing and Production for Automobile Operations, appointed in April 2015

	Head of Production for Automobile Operations, appointed in April 2015

	Representative of Automobile Development, Purchasing and Production (Europe Region), appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in June 2015

	Chief Officer for Production Operations, appointed in April 2016 (presently held)

	In Charge of Production (Production, Purchasing, Quality, Parts and Service) appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kohei Takeuchi (February 10, 1960)	Joined Honda Motor Co., Ltd. in April 1982	*3	26,600
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

	Chief Officer for Business Management Operations, appointed in April 2013 (presently held)

	Operating Officer and Director of the Company, appointed in June 2013

	Managing Officer and Director of the Company, appointed in April 2015

	Senior Managing Officer and Director of the Company, appointed in April 2016

	Chief Officer for Driving Safety Promotion Center, appointed in April 2016 (presently held)

	Chief Financial Officer of the Company (Accounting, Finance, Human Resources, Corporate Governance and IT), appointed in April 2017 (presently held)

	Senior Managing Director of the Company, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Hideko Kunii (December 13, 1947)	Associate Director of Ricoh Co., Ltd., appointed in April 2009	*3	1,600

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

	End of tenure as Professor, Graduate School of Engineering Management, Shibaura Institute of Technology in March 2018

	End of tenure as Deputy President, Shibaura Institute of Technology in March 2018

	End of tenure as General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology in March 2018

	Visiting Professor, Graduate School of Engineering Management, Shibaura Institute of Technology, appointed in April 2018 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Motoki Ozaki (June 6, 1949)	Chairman of the Board of Kao Corporation, appointed in June 2012	*3	700

	President and Representative Director of The Kao Foundation for Arts and Sciences, appointed in June 2012 (presently held)

	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, appointed in March 2014 (presently held)

	Retired from Chairman of the Board of Kao Corporation in March 2014

	President of New National Theatre Foundation, appointed in June 2014 (presently held)

	Outside Director of Nomura Securities Co., Ltd., appointed in June 2015 (presently held)

	Director of the Company, appointed in June 2016 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito	Joined Honda Motor Co., Ltd. in April 1978	*3	43,700
(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc., appointed in April 1998

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

	Chief Officer for Automobile Operations, appointed in April 2007

	Senior Managing Director of the Company, appointed in June 2007

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2009

	President and Representative Director of the Company, appointed in June 2009

	President, Chief Executive Officer and Representative Director of the Company, appointed in April 2011

	Chief Officer for Automobile Operations, appointed in April 2011

	Director and Advisor of the Company, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors (Audit and Supervisory Committee Members)

Masahiro Yoshida (March 5, 1957)	Joined Honda Motor Co., Ltd. in April 1979	*4	38,700
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

	Chief Officer for Business Support Operations, appointed in April 2010

	Director of the Company, appointed in June 2010

	Operating Officer and Director of the Company, appointed in April 2011

	Compliance Officer, appointed in April 2012

	Managing Officer and Director of the Company, appointed in April 2013

	Corporate Auditor of the Company (full-time), appointed in June 2016

	Director (Audit and Supervisory Committee Member) of the Company (full-time), appointed in June 2017 (presently held)

Masafumi Suzuki (April 23, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*4	44,420
	General Manager of Regional Operation Planning Office for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2010
	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012

	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Audit and Supervisory Committee Member) of the Company (full-time), appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshiaki Hiwatari (August 4, 1945)	Prosecutor General, appointed in July 2008	*4	2,300
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

	Advisor Attorney to TMI Associates, appointed in September 2010 (presently held)

	Corporate Auditor of the Company, appointed in June 2012

	Outside Auditor of TOYO KANETSU K.K. appointed in June 2012

	Outside Director of Nomura Securities Co., Ltd., appointed in October 2012 (presently held)

	Outside Director (Audit & Supervisory Committee member) of TOYO KANETSU K.K., appointed in June 2015 (presently held)

	Company Auditor (Outside) of THE KAGOSHIMA BANK, LTD. appointed in October 2016 (presently held)

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2017 (presently held)

Hideo Takaura (June 19, 1949)	Registered as Japanese CPA in May 1977	*4	1,100
	Chief Executive Officer of PricewaterhouseCoopers Aarata (currently, PricewaterhouseCoopers Aarata LLC), appointed in September 2006

	Representative Partner of PricewaterhouseCoopers Aarata, appointed in May 2009

	Retired from PricewaterhouseCoopers Aarata in June 2009

	Outside Auditor of Innovation Network Corporation of Japan, appointed in July 2009 (presently held)

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2017 (presently held)

	Outside Director of Tokyo Electric Power Company Holdings, Inc., appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Mayumi Tamura (May 22, 1960)	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (currently, Seiyu GK), appointed in June 2007	*4	1,100
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

	End of tenure as Executive Officer, SVP and Chief Financial Officer of Seiyu GK in July 2013

	End of tenure as Executive Officer, SVP and Chief Financial Officer of Wal-Mart Japan Holdings GK in July 2013

	Retired from Seiyu GK in January 2014

	Retired from Wal-Mart Japan Holdings GK in January 2014

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2017 (presently held)

	Outside Director of Hitachi High-Technologies Corporation, appointed in June 2017 (presently held)

*1	The Company transitioned to being a company with an audit and supervisory committee after obtaining approval for requisite amendments to the Articles of Incorporation at its ordinary general meeting of shareholders held on June 15, 2017.
*2	Directors (including Audit and Supervisory Committee Members) Ms. Hideko Kunii, Mr. Motoki Ozaki, Mr. Toshiaki Hiwatari, Mr. Hideo Takaura and Ms. Mayumi Tamura are Outside Directors.
*3	The term of office of a Director who is not a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2019 after his/her election to office at the close of the ordinary general meeting of shareholders on June 14, 2018.
*4	The term of office of a Director who is a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2019 after his/her election to office at the close of the ordinary general meeting of shareholders on June 15, 2017.
*5	The Company has introduced an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Executive Officers, Senior Managing Officers, Managing Officers and Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers and Operating Officers under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Managing Officers

Takashi Sekiguchi	Chief Officer for Automobile Operations

Soichiro Takizawa	President and Director of Honda of America Mfg., Inc.

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Shinji Aoyama	Vice Chief Officer for Regional Operations (North America)

Senior Executive Vice President, Chief Operating Officer and Director of Honda North America, Inc.

Senior Executive Vice President, Chief Operating Officer and Director of American Honda Motor Co., Inc.

Noriya Kaihara	Chief Officer for Purchasing Operations

Toshihiro Mibe	Senior Managing Officer and Director of Honda R&D Co., Ltd.

Operating Officers

Naoto Matsui	Chief Officer for IT Operations

Mitsugu Matsukawa	Executive Vice President and Director of Honda of America Mfg., Inc.

Tetsuo Suzuki	Representative of Motorcycle DEB for Motorcycle Operations

Issao Mizoguchi	Chief Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Yusuke Hori	Chief Officer for Customer First Operations

Tomomi Kosaka	Vice President of Fuel Cell System Manufacturing LLC

Noriaki Abe	Chief Officer for Motorcycle Operations

Toshiyuki Shimabara	Executive Vice President and Director of Honda of America Mfg., Inc.

Yasuhide Mizuno	Chief Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor Technology (China) Co., Ltd.

Kazuhiro Odaka	Chief Officer for Human Resources and Corporate Governance Operations

Compliance Officer

Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Hiroyuki Kachi	Vice Chief Officer for Production Operations

Executive in Charge of Corporate Project

Soichi Yamamoto	President and Representative Director of Honda Engineering Co., Ltd.

General Manager of Saitama Factory, Production Operations

Katsushi Inoue	Chief Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Asako Suzuki	Vice Chief Officer for Regional Operations (Japan)

General Manager of Product Planning and Brand Division, Regional Operations (Japan)

Katsuhisa Okuda	Chief Officer for Power Product Operations

Katsuhide Moriyama	Chief Officer for Brand and Communication Operations

Keiji Ohtsu	Chief Quality Officer

There is no family relationship between any director or operating officer and any other director or operating officer.

None of Honda’s members of the board of directors is party to a service contract with Honda or any of its subsidiaries that provides for benefits upon termination of employment.

B. Compensation

On June 15, 2017, Honda established an Audit and Supervisory Committee, a body within its Board of Directors. Prior to this date, Honda had a Board of Corporate Auditors, a legally separate and independent body from the Board of Directors. See Item 16G. “Corporate Governance.”

The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant business year, and a stock-based remuneration linked to mid- to long-term business results.

Monthly remuneration shall be paid in an amount that is suitable for attracting diverse and exceptional human resources, while taking into consideration the payment standards of other companies etc.

Executive bonuses shall be determined by a resolution of the Board of Directors taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters.

Stock-based remuneration shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Board of Directors, so that the stock-based remuneration functions as a sound incentive aimed at sustainable growth.

Remuneration of the executive directors and the operating officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Board of Directors as well as executive bonuses and stock-based remuneration.

Remuneration paid to the outside directors and other non-executive directors (excluding Audit and Supervisory Committee members) shall consist only of monthly remuneration based on remuneration standards approved by the Board of Directors.

Remuneration of the directors who are members of the Audit and Supervisory Committee shall consist only of monthly remuneration determined by discussion among directors who are members of the Audit and Supervisory Committee.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even directors and operating officers who are not eligible for stock-based remuneration shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

Directors and operating officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock-based remuneration or acquired through the Officers Shareholding Association.

If the Board of Directors seeks to determine or change the remuneration structure or the remuneration standards for the officers, it shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee.

The total amount of fixed monthly remuneration paid to the Company’s Directors and Corporate Auditors during the fiscal year ended March 31, 2018 was ¥764 million. This amount includes fixed monthly remuneration paid to five Directors and one Corporate Auditor who retired during the fiscal year. The amount of fixed monthly remuneration paid to the Directors and Corporate Auditors includes amount of fixed monthly remuneration paid to those Directors and Corporate Auditors who were also Directors or Corporate Auditors of subsidiaries of the Company.

The total amount of bonuses for the Company’s Directors accrued for the fiscal year ended March 31, 2018 was ¥230 million.

The amounts of fixed monthly remuneration paid and bonuses accrued during the year ended March 31, 2018 are as follows:

	Remuneration		Bonus		Total
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Audit and Supervisory Committee Members and outside Directors	12	¥551	7	¥230	¥782
Outside Directors excluding Audit and Supervisory Committee Members	2	29	—	—	29
Audit and Supervisory Committee Members excluding outside Directors	2	101	—	—	101
Outside Audit and Supervisory Committee Members	3	35	—	—	35
Corporate Auditors excluding outside Corporate Auditors	2	33	—	—	33
Outside Corporate Auditors	3	11	—	—	11

Total	24	¥764	7	¥230	¥995

The amount of fixed monthly remuneration paid to Takahiro Hachigo during the fiscal year ended March 31, 2018 was ¥102 million. The amount of bonus for Takahiro Hachigo accrued for the fiscal year ended March 31, 2018 was ¥53 million.

The amount of fixed monthly remuneration paid to Toshiaki Mikoshiba during the fiscal year ended March 31, 2018 was ¥81 million. The amount of bonus for Toshiaki Mikoshiba accrued for the fiscal year ended March 31, 2018 was ¥28 million.

The Board Incentive Plan

The Company resolved to introduce a new stock compensation scheme (the “Scheme”) for Directors and Operating Officers who conduct business execution and who are residents of Japan (collectively, “Directors Etc.”) at its Board of Directors meeting on May 15, 2018 and the 94th Ordinary General Meeting of Shareholders on June 14, 2018 (the approval at such Meeting of Shareholders, the “Shareholder Approval”). The Scheme is a stock compensation scheme that uses a “BIP (Board Incentive Plan) trust” (a “BIP Trust”), which is similar to performance share and restricted stock compensation plans used in the United States. Under the Scheme, Directors Etc. will be awarded and receive the Company shares and money in accordance with their positions and the degree of growth in management indicators of the Company, such as financial results and corporate value. The Scheme was introduced for the purpose of further motivating Directors Etc. to pursue sustained improvement of corporate value of the Company in the medium to long term as well as common interests with shareholders.

The basic structure of the Scheme and the payment methods thereunder are in principle as set forth below:

The Company will entrust money within the scope prescribed in the Shareholder Approval and create a BIP Trust, beneficiaries of which are Directors Etc. who satisfy beneficiary requirements.

The BIP Trust will be an individually-operated specified trust of money other than cash trust (third party beneficiary trust). In accordance with the instructions of the trust administrator, a third party certified public accountant who has no interests in the Company, the BIP Trust will acquire the Company’s shares of common stock from the stock market using the source of the fund. The number of shares to be acquired shall be within the scope prescribed in the Shareholder Approval.

The trust agreement creating the BIP Trust will be entered into effect and the Scheme will become effective on August 20, 2018. During the term of the BIP Trust, which is scheduled to be from August 20, 2018 to August 31, 2021, the Company shall grant Directors Etc. base points determined by their positions, taking into consideration factors including work responsibilities and duties.

The trustees of the BIP Trust are currently planned to be Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd. We plan to set approximately ¥2,410 million as the amount of the trust money, which will include remunerations and expenses relating to maintenance of the trust. Currently, up to 1,310,000 shares of the Company’s common stock are planned to be bought from the market for the purpose of this BIP Trust from August 22, 2018 to August 31, 2018. The Company is the holder of a vested right and the residual assets the Company can receive during the liquidation of the BIP Trust will be limited to the amount of reserve fund for maintenance of the trust. The voting rights of the shares of common stock held by the BIP Trust will not be exercised.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors (including Audit and Supervisory Committee Members) required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2016, 2017 and 2018.

As of March 31, 2016

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
208,399	44,384	152,311	2,209	9,495

As of March 31, 2016, Honda had 208,399 full-time employees, including 143,424 local nationals employed in its overseas operations.

As of March 31, 2017

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
211,915	43,869	156,093	2,276	9,677

As of March 31, 2017, Honda had 211,915 full-time employees, including 147,219 local nationals employed in its overseas operations.

As of March 31, 2018

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
215,638	44,289	159,328	2,370	9,651

As of March 31, 2018, Honda had 215,638 full-time employees, including 150,883 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2018.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2016, 2017 and 2018 were 2.3%, 2.4% and 2.5%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors (including Audit and Supervisory Committee Members) as a group as of June 14, 2018 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	346,820 shares	0.020%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2018, the Association owned 5,889,061 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2018, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,778,277,815 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2018:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	136,021	7.65
The Master Trust Bank of Japan, Ltd. (Trust Account)	105,712	5.94

According to a statement on Schedule 13G (Amendment No. 14) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 14, 2018, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2017, 118,152,820 shares, or 6.6% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 3) filed by BlackRock, Inc. with the SEC on January 30, 2018, BlackRock, Inc. directly and indirectly held, as of December 31, 2017, 111,334,900 shares, or 6.1% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 1) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 8, 2018, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2017, 96,163,400 shares, or 5.4% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2018 were 1,811,428,430 shares of Common Stock, of which 59,009,032 shares represented by ADSs and 294,466,672 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 255 at March 31, 2018.

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

During the fiscal year ended March 31, 2018, Honda had sales of ¥864.1 billion and purchases of ¥1,551.5 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2018, Honda had receivables of ¥263.9 billion from affiliates and joint ventures, and had payables of ¥181.3 billion to affiliates and joint ventures.

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

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. This settlement is subject to final court approval. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expense, which includes funds contributed to enhance airbag inflator recall activities.

For the class action lawsuits and civil lawsuits other than the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

8. Profit Redistribution Policy

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy is to determine such distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. With respect to dividends, the present goal is to realize a return ratio (i.e. the ratio of the total of the dividend payment to consolidated profit for the year attributable to owners of the parent) of approximately 30%.

The Company’s basic policy for dividends is to make quarterly distributions. The Company may determine dividends from surplus by a resolution of the Board of Directors.

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital strategy.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company as well as for capital expenditures and investment programs that will expand its operations for the purpose of improving business results and maintaining the Company’s sound financial condition.

The Company determined total dividends for the year ended March 31, 2018 were ¥100 per share, an increase of ¥8 from the annual dividends paid for the year ended March 31, 2017. Quarterly dividends per share for the year ended March 31, 2018 were as follows: the first quarter ¥24, the second quarter ¥24, the third quarter ¥25, the fourth quarter ¥27 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2018)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors
	August 1, 2017	November 1, 2017	February 2, 2018	April 27, 2018
Dividend per Share of Common Stock (yen)	24.00	24.00	25.00	27.00
Total Amount of Dividends (millions of yen)	43,254	43,254	44,456	48,013

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

	Yen per share of Common Stock on the TSE		U.S. dollars per American Depositary Share on the NYSE
Fiscal year	High	Low	High	Low
2014	¥4,405	¥3,350	$42.96	$34.24
2015	4,170	3,239	36.02	28.61
2016	4,499	2,726	36.44	24.56

2017
1st quarter	¥3,200	¥2,459	$28.74	$24.52
2nd quarter	3,224	2,417	31.18	24.03
3rd quarter	3,579	2,694	30.66	27.51
4th quarter	3,675	3,292	32.17	29.42

2018
1st quarter	¥3,383	¥3,045	$30.21	$27.07
2nd quarter	3,379	3,000	30.04	27.05
3rd quarter	3,936	3,327	34.45	29.56
4th quarter	4,151	3,427	37.29	32.86

CY 2017
December	¥3,936	¥3,705	$34.45	$33.04

CY 2018
January	¥4,151	¥3,817	$36.52	$34.09
February	4,030	3,653	37.29	33.85
March	3,861	3,427	36.01	32.86
April	3,836	3,581	35.44	33.78
May	3,802	3,405	34.05	31.37

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

Japanese Unit Share System

Consistent with the requirements of the Company Law, the Articles of Incorporation of Honda adopts a unit share system called “tan-gen-kabu”, under which 100 shares constitute one voting unit of shares. The Board of Directors of Honda by itself may reduce, but not increase, the number of shares that constitute one voting unit or abolish the unit share system entirely by amendments to the Articles of Incorporation by a board resolution without approval of shareholders. An increase in the number of shares that constitute one voting unit requires an amendment to the articles of incorporation by a special resolution of a general meeting of shareholders. In any case, the number of shares constituting one voting unit may not exceed 1,000 shares or 0.5% of the total issued shares.

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

Voting Rights

Honda holds its Ordinary General Meeting of Shareholders in June of each year. In addition, Honda may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with Honda’s Share Handling Regulations, at least two weeks prior to the date of the meeting. The record date for an Ordinary General Meeting of Shareholders is March 31 of each year.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the U.S.-Japan Tax Treaty (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty and the Code, U.S. holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares generally will not be subject to U.S. federal income tax. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or resident individual of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust; and that, for purposes of the Treaty, is not ineligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

This section does not apply to a person who is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the combined voting power of the voting stock or of the total value of the stock of Honda, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar.

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

Dividends paid to a noncorporate U.S. holder that constitute qualified dividend income will be taxable to such U.S. holder at the preferential rates applicable to long-term capital gains provided that the noncorporate U.S. holder holds the shares or ADSs with respect to which the dividends are paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income. A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain. However, Honda does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. holder should expect to generally treat distributions that Honda makes as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to such U.S. holder.

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

If a U.S. holder owns shares or ADSs in a PFIC that are treated as marketable stock, such U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, it will not be subject to the PFIC rules described above. Instead, in general, a U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

Shares or ADSs held by a U.S. holder will be treated as stock in a PFIC if Honda was a PFIC at any time during the U.S. holder’s holding period in its shares or ADSs, even if Honda is not currently a PFIC, unless a U.S. holder has made a mark-to-market election with respect to its shares or ADSs or the U.S. holder has otherwise made a “purging election” with respect to its shares or ADSs.

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such U.S. holder if Honda is a PFIC (or is treated as a PFIC with respect to such U.S. holder) in either the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda out of Honda’s accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares or ADSs during any year that Honda is a PFIC with respect to such U.S. holder, it must file Internal Revenue Service Form 8621, subject to certain applicable exceptions set forth in Internal Revenue Service regulations. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and potential filing and other requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Honda is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, it will file annual reports on Form 20-F and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected without charge at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Also, as a foreign private issuer, Honda is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

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
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•  Share distributions, stock split, rights, merger

•  Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

Category (as defined by SEC)	Depositary Actions	Associated Fee
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	USD 2.50 per ADS certificate

(f) General depositary services, particularly those charged on an annual basis	Not applicable

Category	Depositary Actions	Associated Fee
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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2017 to March  31, 2018, the Depositary waived $163,829.67 in expenses related to the Ordinary General Meeting of Shareholders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2018. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2018 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2018.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2018, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2017 and 2018:

	Yen (millions)
	2017	2018
Audit Fees	¥4,583	¥4,512
Audit-Related Fees	120	123
All Other Fees	8	8

Total	¥4,711	¥4,643

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

Pre-approval policies and procedures of the Audit and Supervisory Committee

Under applicable SEC rules, the Audit and Supervisory Committee must pre-approve audit services, audit-related services, tax services and other services to be provided by the principal accountant to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of these services.

While, as a general rule, specific pre-approval must be obtained for these services to be provided, the Audit and Supervisory Committee has adopted pre-approval policies and procedures which list particular audit and non-audit services that may be provided without specific pre-approval. The Audit and Supervisory Committee reviews this list of services on an annual basis, and is informed of each such service that is actually provided.

All services to be provided to us by the principal accountant and its affiliates which are not specifically set forth in this list must be specifically pre-approved by the Audit and Supervisory Committee.

None of the services described above in this Item 16C. were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2018. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*1	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*2
April 1 to April 30, 2017	238	¥3,193	—	—
May 1 to May 31, 2017	380	¥3,132	—	—
June 1 to June 30, 2017	446	¥3,105	—	—
July 1 to July 31, 2017	210	¥3,090	—	—
August 1 to August 31, 2017	56	¥3,039	—	—
September 1 to September 30, 2017	102	¥3,055	—	—
October 1 to October 31, 2017	299	¥3,404	—	—
November 1 to November 30, 2017	22,275,273	¥3,619	22,275,000	¥9,376,876,400
December 1 to December 31, 2017	1,725,272	¥3,739	1,725,000	¥2,926,327,100
January 1 to January 31, 2018	180	¥3,992	—	—
February 1 to February 28, 2018	158	¥3,760	—	—
March 1 to March 31, 2018	166	¥3,800	—	—

Total	24,002,780	¥3,411	24,000,000

*1	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System—Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report.

*2	During the year ended March 31, 2018, the following share repurchase program was in effect:

Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation Date of announcement: November 1, 2017

Maximum number of shares authorized to be repurchased: 24,000,000

Maximum yen amount authorized to be used for repurchase: ¥90,000,000,000

Repurchased period: from November 2, 2017 to January 31, 2018

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
remuneration from the company, (c) a person who has been until recently a director, executive officer, corporate auditor, manager or employee of the parent company or an executive director, executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries. Currently Honda has five Outside Directors all of whom are also independent Directors.

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

discussion among the Directors who are Audit and Supervisory Committee Members within the maximum total amount approved at the General Meeting of Shareholders. In addition, unless individual amount of compensation for each of Honda’s Directors who is not Audit and Supervisory Committee Member has been determined in the Articles of Incorporation or by a General Meeting of Shareholders, such amount shall be determined in accordance with the compensation standards approved by the Board of Directors or a resolution of the Board of Directors within the maximum total amount approved at a General Meeting of Shareholders.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit and Supervisory Committee of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995. (P)
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001. (P)
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

(P)	Paper exhibits

HONDA MOTOR CO., LTD.

(Honda Giken Kogyo Kabushiki Kaisha)

(A Japanese Company)

AND SUBSIDIARIES

Consolidated Financial Statements

and

Reports of Independent Registered

Public Accounting Firm

March 31, 2018

To be Included in

The Annual Report

Form 20-F

Filed with

The Securities and Exchange Commission

Washington, D.C., U.S.A.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Financial statements of affiliates and joint ventures are omitted because such affiliates and joint ventures are not individually significant.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have served as the Company’s auditor since 1962.

Tokyo, Japan

June 20, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Honda Motor Co., Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated June 20, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 20, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

March 31, 2017 and 2018

		Yen (millions)
	Note	2017	2018
Assets
Current assets:
Cash and cash equivalents	5	¥2,105,976	¥2,256,488
Trade receivables	6	764,026	800,463
Receivables from financial services	7	1,878,938	1,840,699
Other financial assets	8	149,427	213,177
Inventories	9	1,364,130	1,523,455
Other current assets		292,970	291,006

Total current assets		6,555,467	6,925,288

Non-current assets:
Investments accounted for using the equity method	10	597,262	679,517
Receivables from financial services	7	3,070,615	3,117,364
Other financial assets	8	364,612	436,555
Equipment on operating leases	11	4,104,663	4,088,133
Property, plant and equipment	12	3,200,378	3,062,433
Intangible assets	13	778,192	741,514
Deferred tax assets	23	121,509	129,338
Other non-current assets		165,425	169,022

Total non-current assets		12,402,656	12,423,876

Total assets		¥18,958,123	¥19,349,164

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,183,344	¥1,224,627
Financing liabilities	15	2,786,928	2,917,261
Accrued expenses		417,736	404,719
Other financial liabilities	16	119,784	115,405
Income taxes payable		45,507	53,595
Provisions	17	348,095	305,994
Other current liabilities		527,448	602,498

Total current liabilities		5,428,842	5,624,099

Non-current liabilities:
Financing liabilities	15	4,022,190	3,881,749
Other financial liabilities	16	47,241	60,005
Retirement benefit liabilities	18	494,131	404,401
Provisions	17	248,935	220,625
Deferred tax liabilities	23	900,450	629,722
Other non-current liabilities		246,708	294,468

Total non-current liabilities		5,959,655	5,490,970

Total liabilities		11,388,497	11,115,069

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,189)	(113,271)
Retained earnings		6,712,894	7,611,332
Other components of equity		351,406	178,292

Equity attributable to owners of the parent		7,295,296	7,933,538
Non-controlling interests		274,330	300,557

Total equity	19	7,569,626	8,234,095

Total liabilities and equity		¥18,958,123	¥19,349,164

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2016, 2017 and 2018

		Yen (millions)
	Note	2016	2017	2018
Sales revenue	20	¥14,601,151	¥13,999,200	¥15,361,146
Operating costs and expenses:
Cost of sales		(11,332,399)	(10,865,848)	(12,000,581)
Selling, general and administrative		(2,108,874)	(1,601,212)	(1,775,151)
Research and development	21	(656,502)	(691,429)	(751,856)

Total operating costs and expenses		(14,097,775)	(13,158,489)	(14,527,588)

Operating profit		503,376	840,711	833,558

Share of profit of investments accounted for using the equity method	10	126,001	164,793	247,643
Finance income and finance costs:
Interest income	22	28,468	32,389	41,191
Interest expense	22	(18,146)	(12,471)	(12,970)
Other, net	22	(4,249)	(18,436)	5,551

Total finance income and finance costs		6,073	1,482	33,772

Profit before income taxes		635,450	1,006,986	1,114,973
Income tax expense	23	(229,092)	(327,592)	13,666

Profit for the year		¥406,358	¥679,394	¥1,128,639

Profit for the year attributable to:
Owners of the parent		344,531	616,569	1,059,337
Non-controlling interests		61,827	62,825	69,302

		Yen
		2016	2017	2018
Earnings per share attributable to owners of the parent Basic and diluted	24	¥191.16	¥342.10	¥590.79

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2016, 2017 and 2018

		Yen (millions)
	Note	2016	2017	2018
Profit for the year		¥406,358	¥679,394	¥1,128,639

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(70,709)	58,154	13,344
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(15,797)	22,707	19,288
Share of other comprehensive income of investments accounted for using the equity method	10	(1,274)	3,262	1,688
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(430,152)	8,064	(204,184)
Share of other comprehensive income of investments accounted for using the equity method	10	(36,591)	(22,644)	10,620

Total other comprehensive income, net of tax	19	(554,523)	69,543	(159,244)

Comprehensive income for the year		¥(148,165)	¥748,937	¥969,395

Comprehensive income for the year attributable to:
Owners of the parent		(188,580)	696,079	899,545
Non-controlling interests		40,415	52,858	69,850

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2016, 2017 and 2018

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2015		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

Comprehensive income for the year
Profit for the year					344,531		344,531	61,827	406,358
Other comprehensive income, net of tax	19					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year					344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings	19				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid	19				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock				(14)			(14)		(14)
Disposal of treasury stock				1			1		1
Equity transactions and others								(3,729)	(3,729)

Total transactions with owners and other				(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the year
Profit for the year					616,569		616,569	62,825	679,394
Other comprehensive income, net of tax	19					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year					616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings	19				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid	19				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock				(12)			(12)		(12)
Disposal of treasury stock				1			1		1
Equity transactions and others								(1,167)	(1,167)

Total transactions with owners and other				(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the year
Profit for the year					1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax	19					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year					1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings	19				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid	19				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock				(87,083)			(87,083)		(87,083)
Disposal of treasury stock				1			1		1
Equity transactions and others									—

Total transactions with owners and other				(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of March 31, 2018		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2016, 2017 and 2018

		Yen (millions)
	Note	2016	2017	2018
Cash flows from operating activities:
Profit before income taxes		¥635,450	¥1,006,986	¥1,114,973
Depreciation, amortization and impairment losses excluding equipment on operating leases		660,714	674,329	713,093
Share of profit of investments accounted for using the equity method		(126,001)	(164,793)	(247,643)
Finance income and finance costs, net		(982)	(55,911)	13,218
Interest income and interest costs from financial services, net		(151,374)	(119,953)	(127,529)
Changes in assets and liabilities
Trade receivables		(88,173)	49,217	(41,778)
Inventories		66,405	(72,144)	(202,916)
Trade payables		105,189	12,999	69,429
Accrued expenses		32,151	50,339	(2,700)
Provisions and retirement benefit liabilities		329,391	(252,837)	(28,945)
Receivables from financial services		354,353	40,525	(174,438)
Equipment on operating leases		(558,826)	(435,503)	(158,337)
Other assets and liabilities		20,765	71,940	11,602
Other, net		4,851	998	9,314
Dividends received		105,477	121,770	161,106
Interest received		233,873	220,947	245,095
Interest paid		(92,355)	(99,607)	(115,317)
Income taxes paid, net of refund		(139,913)	(164,229)	(250,556)

Net cash provided by operating activities		1,390,995	885,073	987,671
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(635,176)	(494,132)	(415,563)
Payments for additions to and internally developed intangible assets		(236,783)	(143,320)	(156,927)
Proceeds from sales of property, plant and equipment and intangible assets		25,617	18,710	15,042
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	(2,835)	—
Payments for acquisitions of investments accounted for using the equity method		(3,238)	(547)	(2,450)
Proceeds from sales of investments accounted for using the equity method		3,237	16,208	—
Payments for acquisitions of other financial assets		(173,761)	(222,464)	(280,236)
Proceeds from sales and redemptions of other financial assets		145,414	177,762	224,302
Other, net		(387)	—	719

Net cash used in investing activities		(875,077)	(650,618)	(615,113)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,302,231	8,207,530	8,106,505
Repayments of short-term financing liabilities		(8,708,320)	(8,129,295)	(8,004,620)
Proceeds from long-term financing liabilities		1,826,991	1,902,448	1,689,596
Repayments of long-term financing liabilities		(1,267,290)	(1,622,603)	(1,609,554)
Dividends paid to owners of the parent		(158,601)	(162,205)	(174,221)
Dividends paid to non-controlling interests		(40,331)	(35,059)	(48,332)
Purchases and sales of treasury stock, net		(13)	(11)	(87,082)
Other, net		(49,966)	(45,382)	(46,626)

Net cash provided by (used in) financing activities		(95,299)	115,423	(174,334)
Effect of exchange rate changes on cash and cash equivalents		(134,893)	(1,358)	(47,712)

Net change in cash and cash equivalents		285,726	348,520	150,512
Cash and cash equivalents at beginning of year		1,471,730	1,757,456	2,105,976

Cash and cash equivalents at end of year	5	¥1,757,456	¥2,105,976	¥2,256,488

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

(d) Early Adoption of New Accounting Standards and Interpretations

Honda has early adopted IFRS 9 “Financial Instruments” (issued in November 2009, amended in October 2010 and November 2013).

(e) New Accounting Standards and Interpretations Not Yet Adopted

Major new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2018 are as follows:

IASB issued the final version of IFRS 9 “Financial Instruments” in July 2014. IFRS 9 (issued in 2014) includes amended guidance on the classification and measurement (including impairment) of financial assets. The guidance on impairment replaces the incurred loss model under IAS 39 with the expected credit loss (ECL) model.

IFRS 9 (issued in 2014) is effective for annual periods beginning on or after January 1, 2018. Accordingly, Honda will apply this standard initially on April 1, 2018. This standard will generally be applied retrospectively to each prior reporting period presented with an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Honda plans to apply this exemption.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under IFRS 9 (issued in 2014), lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12-month ECL measurement applies if it has not. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset and 12-month ECL represents ECL that results from default events that are possible within 12 months after the reporting date. ECL is the probability-weighted estimate of credit losses. Credit losses are the present value of the difference between the contractual cash flows and the cash flows that the entity expects to receive.

When determining whether the credit risk has increased significantly, Honda will assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering changes in expected default rates and other factors.

The net impact of adopting IFRS 9 (issued in 2014) on the opening balance of retained earnings as of April 1, 2018 is expected to be immaterial.

IASB issued IFRS 15 “Revenue from Contracts with Customers” in May 2014. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and IFRIC 13 “Customer Loyalty Programmes”.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Accordingly, Honda will apply this standard initially on April 1, 2018. This standard may be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). Honda plans to apply the modified retrospective approach.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. Under IFRS 15, Honda assesses at contract inception the goods or services promised in a contract with a customer and identifies such promised goods or services as performance obligations. When a performance obligation is satisfied, Honda recognizes as revenue the amount of the transaction price that is allocated to that performance obligation. When determining the transaction price, Honda also considers the effects of variable consideration.

Honda has identified certain effects of the new standard that could change the timing of revenue recognition. Specifically, Honda’s contracts with customers may include promises to transfer goods or services without charges such as free inspection. Such promised goods or services may be considered performance obligations and related sales revenue may be deferred under IFRS 15 if deemed material, while such sales revenue is recognized at contract inception under the current accounting policy. Furthermore, dealer incentives are considered variable consideration when determining the transaction price and revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which may result in higher deductions from sales revenue recognized when products are sold to dealers.

The net impact of adopting IFRS 15 on the opening balance of retained earnings as of April 1, 2018 is expected to be a reduction of approximately ¥46 billion.

IASB issued IFRS 16 “Leases” in January 2016. IFRS 16 replaces existing lease guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 “Revenue from Contracts with Customers” at or before the date of initial application of this standard. Honda plans to apply this standard initially on April 1, 2019.

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Honda will recognize new assets and liabilities for operating leases with some exceptions. In addition, expenses related to leases will now change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. Lessor accounting remains similar to the current standard. Honda will continue to assess the overall impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

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

3) Derivatives

Honda has entered into foreign exchange and interest rate agreements to manage currency and interest rate exposures. These agreements include foreign currency forward exchange contracts, currency option contracts, currency swap agreements and interest rate swap agreements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

All these derivatives are initially recognized as assets or liabilities and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2016, 2017 and 2018.

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

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, collateral types, and loan terms. Market and economic factors such as used vehicle prices, unemployment, and consumer debt service burdens are also incorporated into these models.

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

The finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of a part of vehicles leased as finance leases to customers. The allowance for losses on lease residual values are maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

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

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligations and the fair value of the plan assets in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

(a) Segment Information

Segment information as of and for the years ended March 31, 2016, 2017 and 2018 is as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,716,165	¥10,086,816	¥1,878,094	¥318,125	¥13,999,200	¥—	¥13,999,200
Intersegment	—	169,850	13,188	31,567	214,605	(214,605)	—

Total	1,716,165	10,256,666	1,891,282	349,692	14,213,805	(214,605)	13,999,200

Segment profit (loss)	¥170,740	¥501,181	¥178,449	¥(9,659)	¥840,711	¥—	¥840,711

Share of profit of investments accounted for using the equity method	¥31,835	¥132,411	¥—	¥547	¥164,793	¥—	¥164,793
Segment assets	1,505,637	7,543,388	9,437,044	312,303	18,798,372	159,751	18,958,123
Investments accounted for using the equity method	93,410	499,067	—	4,785	597,262	—	597,262
Depreciation and amortization	79,398	576,546	664,940	14,544	1,335,428	—	1,335,428
Capital expenditures	66,241	607,629	1,886,607	12,272	2,572,749	—	2,572,749
Impairment losses on non-financial assets	185	626	7,987	170	8,968	—	8,968
Provision for credit and lease residual losses on receivables from financial services	—	—	31,448	—	31,448	—	31,448
As of and for the year ended March 31, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,038,712	¥10,852,171	¥2,123,194	¥347,069	¥15,361,146	¥—	¥15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—

Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	¥267,015	¥373,840	¥196,067	¥(3,364)	¥833,558	¥—	¥833,558

Share of profit of investments accounted for using the equity method	¥31,270	¥215,843	¥—	¥530	¥247,643	¥—	¥247,643
Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Investments accounted for using the equity method	89,498	584,922	—	5,097	679,517	—	679,517
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634
Impairment losses on non-financial assets	42	3,648	11,911	4	15,605	—	15,605
Provision for credit and lease residual losses on receivables from financial services	—	—	36,699	—	36,699	—	36,699

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.
3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2016, 2017 and 2018 amounted to ¥451,387 million, ¥530,809 million and ¥519,780 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.
5.	Provisions for product warranties accrued for the years ended March 31, 2016, 2017 and 2018 are ¥607,646 million, ¥198,016 million and ¥219,575 million, respectively. These are mainly included in Automobile business.
6.	The amount of write-down of inventories recognized as an expense for the year ended March 31, 2016 is ¥27,610 million and this is primarily related to aircraft and aircraft engines, which are included in Power Product and Other businesses. The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2017 and 2018 are ¥22,707 million and ¥67,768 million, respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Power Product and Other businesses.

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2016, 2017 and 2018 is as follows:

	Yen (millions)
	2016	2017	2018
Motorcycles and relevant parts	¥1,679,130	¥1,598,935	¥1,919,232
All-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	126,299	117,230	119,480
Automobiles and relevant parts	11,446,424	10,920,594	11,813,125
Financial services	1,014,586	1,044,316	1,162,240
Power products and relevant parts	268,486	245,881	266,233
Others	66,226	72,244	80,836

Total	¥14,601,151	¥13,999,200	¥15,361,146

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments and deferred tax assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2016, 2017 and 2018 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,240,033	¥7,028,633	¥6,092,480	¥15,361,146
Non-current assets other than financial instruments and deferred tax assets	¥2,580,515	¥3,784,531	¥1,696,056	¥8,061,102

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2018
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,240,033	¥8,067,455	¥680,497	¥3,541,680	¥831,481	¥15,361,146	¥—	¥15,361,146
Inter-geographic areas	2,240,651	517,150	236,717	679,340	6,043	3,679,901	(3,679,901)	—

Total	4,480,684	8,584,605	917,214	4,221,020	837,524	19,041,047	(3,679,901)	15,361,146

Operating profit (loss)	¥86,916	¥278,476	¥15,837	¥402,620	¥43,831	¥827,680	¥5,878	¥833,558

Assets	¥4,405,523	¥10,651,191	¥727,045	¥2,942,053	¥659,781	¥19,385,593	¥(36,429)	¥19,349,164
Non-current assets other than financial instruments and deferred tax assets	¥2,580,515	¥4,530,019	¥105,649	¥683,006	¥161,913	¥8,061,102	¥—	¥8,061,102

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.
3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.
4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.
5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2016, 2017 and 2018 amounted to ¥451,387 million, ¥530,809 million and ¥519,780 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Cash and deposits	¥1,528,861	¥1,691,645
Cash equivalents	577,115	564,843

Total	¥2,105,976	¥2,256,488

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Trade accounts and notes receivable	¥675,032	¥688,102
Other	103,504	126,750
Allowance for doubtful accounts	(14,510)	(14,389)

Total	¥764,026	¥800,463

The changes in the allowance for doubtful trade receivables for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Balance at beginning of year	¥5,367	¥15,888	¥14,510

Provision	¥11,786	¥5,046	¥858
Charge-offs	(593)	(6,389)	(706)
Exchange differences on translating foreign operations	(672)	(35)	(273)

Balance at end of year	¥15,888	¥14,510	¥14,389

(7) Receivables from Financial Services

The finance subsidiaries of the Company provide various financial services to customers and dealers in order to support the sale of products. These receivables from financial services are categorized as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Receivables from financial services as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Consumer finance receivables:
Retail	¥4,199,715	¥4,187,420
Finance lease	184,339	165,156
Dealer finance receivables:
Wholesale	608,549	651,141

Subtotal	¥4,992,603	¥5,003,717

Allowance for credit losses	¥(31,499)	¥(34,803)
Allowance for losses on lease residual values	(1,663)	(743)
Unearned interest income and fees	(9,888)	(10,108)

Total	¥4,949,553	¥4,958,063

Current assets	¥1,878,938	¥1,840,699
Non-current assets	3,070,615	3,117,364

Total	¥4,949,553	¥4,958,063

Finance lease receivables

The gross investment in the lease and the present value of minimum lease payments receivable as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
As of March 31, 2017	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥72,066	¥111,941	¥332	¥184,339
Unearned interest income and fees	(1,952)	(7,919)	(17)	(9,888)
Unguaranteed residual values	(23,712)	(43,941)	(2)	(67,655)

Present value of minimum lease payments receivable	¥46,402	¥60,081	¥313	¥106,796

	Yen (millions)
As of March 31, 2018	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥65,253	¥99,845	¥58	¥165,156
Unearned interest income and fees	(2,023)	(8,078)	(7)	(10,108)
Unguaranteed residual values	(27,480)	(50,636)	(0)	(78,116)

Present value of minimum lease payments receivable	¥35,750	¥41,131	¥51	¥76,932

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	Retail	Finance lease	Wholesale	Total
Balance as of April 1, 2015	¥22,649	¥499	¥1,890	¥25,038

Provision	¥24,148	¥457	¥769	¥25,374
Charge-offs	(31,258)	(268)	(64)	(31,590)
Recoveries	8,839	107	98	9,044
Exchange differences on translating foreign operations	(2,078)	(33)	(190)	(2,301)

Balance as of March 31, 2016	¥22,300	¥762	¥2,503	¥25,565

Provision	¥29,870	¥338	¥(278)	¥29,930
Charge-offs	(33,045)	(287)	(382)	(33,714)
Recoveries	8,487	69	3	8,559
Exchange differences on translating foreign operations	1,255	(73)	(23)	1,159

Balance as of March 31, 2017	¥28,867	¥809	¥1,823	¥31,499

Provision	¥36,037	¥214	¥336	¥36,587
Charge-offs	(39,478)	(299)	(271)	(40,048)
Recoveries	8,368	50	13	8,431
Exchange differences on translating foreign operations	(1,718)	47	5	(1,666)

Balance as of March 31, 2018	¥32,076	¥821	¥1,906	¥34,803

For more information on allowance for credit losses, see note 25.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets

Other financial assets as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥95,552	¥115,046
Debt securities	68,263	104,286
Guaranty deposits	16,944	14,234
Restricted cash	44,555	48,230
Other	6,825	9,225
Allowance for doubtful accounts	(10,964)	(10,145)
Financial assets measured at fair value through other comprehensive income:
Equity securities	188,657	210,682
Financial assets measured at fair value through profit or loss:
Derivatives	35,513	88,345
Debt securities	68,694	69,829

Total	¥514,039	¥649,732

Current assets	¥149,427	¥213,177
Non-current assets	364,612	436,555

Total	¥514,039	¥649,732

The changes in the allowance for doubtful accounts for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Balance at beginning of year	¥12,061	¥11,731	¥10,964

Provision	¥1,382	¥219	¥343
Charge-offs	(1,528)	(936)	(1,179)
Exchange differences on translating foreign operations	(184)	(50)	17

Balance at end of year	¥11,731	¥10,964	¥10,145

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Major securities included in financial assets measured at fair value through other comprehensive income as of March 31, 2017 and 2018 are as follows:

As of March 31, 2017

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥54,216
Stanley Electric Co., Ltd.	29,322
Mitsubishi UFJ Financial Group, Inc.	10,147
NIPPON SEIKI CO., LTD.	8,989
Daido Steel Co., Ltd.	6,944
Shindengen Electric Manufacturing Co., Ltd.	6,227

As of March 31, 2018

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥62,207
Stanley Electric Co., Ltd.	36,295
Mitsubishi UFJ Financial Group, Inc.	10,108
Shindengen Electric Manufacturing Co., Ltd.	9,394
NIPPON SEIKI CO., LTD.	7,247
Daido Steel Co., Ltd.	7,101

(9) Inventories

Inventories as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Finished goods	¥810,885	¥931,774
Work in process	77,151	69,702
Raw materials	476,094	521,979

Total	¥1,364,130	¥1,523,455

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2016, 2017 and 2018 are ¥27,610 million, ¥22,707 million and ¥67,768 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of March 31, 2017 and 2018 is as follows:

	Yen (millions)
	2017	2018
Investments accounted for using the equity method:
Affiliates	¥320,786	¥359,784
Joint ventures	276,476	319,733

Total	¥597,262	¥679,517

Honda’s equity of undistributed earnings:
Affiliates	¥223,749	¥261,296
Joint ventures	193,046	230,387

Total	¥416,795	¥491,683

For the years ended March 31, 2016 and 2017, the Company recognized impairment losses of ¥28,887 million and ¥12,871 million on certain investments accounted for using the equity method, respectively, because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment. For the year ended March 31, 2018, the Company did not recognize any significant impairment losses.

In addition, for the year ended March 31, 2018, the Company recognized reversal of impairment losses of ¥15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment.

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2016, 2017 and 2018 is as follows:

	Yen (millions)
	2016	2017	2018
Profit for the year:
Affiliates	¥8,538	¥9,626	¥45,501
Joint ventures	117,463	155,167	202,142

Total	¥126,001	¥164,793	¥247,643

Other comprehensive income:
Affiliates	¥(12,096)	¥(6,560)	¥4,983
Joint ventures	(25,769)	(12,822)	7,325

Total	¥(37,865)	¥(19,382)	¥12,308

Comprehensive income for the year:
Affiliates	¥(3,558)	¥3,066	¥50,484
Joint ventures	91,694	142,345	209,467

Total	¥88,136	¥145,411	¥259,951

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates and joint ventures as of March 31, 2017 and 2018, and for the years ended March 31, 2016, 2017 and 2018 is as follows:

(Affiliates)

	Yen (millions)
For the year ended March 31, 2016	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥219,265	¥2,708,831	¥6,818	¥2,934,914
Profit for the year	13,780	91,316	1,147	106,243

	Yen (millions)
As of and for the year ended March 31, 2017	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥65,944	¥1,033,934	¥7,811	¥1,107,689
Non-current assets	31,542	1,153,112	24,229	1,208,883

Total assets	97,486	2,187,046	32,040	2,316,572

Current liabilities	30,556	665,251	2,653	698,460
Non-current liabilities	5,922	273,264	1,355	280,541

Total liabilities	36,478	938,515	4,008	979,001

Total equity	¥61,008	¥1,248,531	¥28,032	¥1,337,571

Sales revenue	¥158,174	¥2,515,601	¥6,724	¥2,680,499
Profit for the year	10,112	60,145	973	71,230

	Yen (millions)
As of and for the year ended March 31, 2018	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥56,573	¥1,091,352	¥8,190	¥1,156,115
Non-current assets	29,300	1,078,735	22,481	1,130,516

Total assets	85,873	2,170,087	30,671	2,286,631

Current liabilities	25,806	614,762	2,399	642,967
Non-current liabilities	5,638	231,325	1,280	238,243

Total liabilities	31,444	846,087	3,679	881,210

Total equity	¥54,429	¥1,324,000	¥26,992	¥1,405,421

Sales revenue	¥168,229	¥2,589,380	¥6,777	¥2,764,386
Profit for the year	11,115	99,119	1,001	111,235

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Joint ventures)

	Yen (millions)
For the year ended March 31, 2016	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥706,527	¥2,962,929	¥4,069	¥3,673,525
Profit for the year	47,248	196,796	149	244,193

	Yen (millions)
As of and for the year ended March 31, 2017	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥214,096	¥1,054,611	¥2,395	¥1,271,102
Non-current assets	106,989	257,843	624	365,456

Total assets	321,085	1,312,454	3,019	1,636,558

Current liabilities	179,948	860,100	859	1,040,907
Non-current liabilities	8,624	41,868	1,035	51,527

Total liabilities	188,572	901,968	1,894	1,092,434

Total equity	¥132,513	¥410,486	¥1,125	¥544,124

Sales revenue	¥671,227	¥3,038,643	¥4,796	¥3,714,666
Profit for the year	58,585	250,451	380	309,416

	Yen (millions)
As of and for the year ended March 31, 2018	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥208,510	¥1,219,060	¥2,736	¥1,430,306
Non-current assets	106,351	285,869	600	392,820

Total assets	314,861	1,504,929	3,336	1,823,126

Current liabilities	176,486	930,759	759	1,108,004
Non-current liabilities	9,884	73,508	1,190	84,582

Total liabilities	186,370	1,004,267	1,949	1,192,586

Total equity	¥128,491	¥500,662	¥1,387	¥630,540

Sales revenue	¥701,676	¥3,835,476	¥5,151	¥4,542,303
Profit for the year	56,733	347,661	337	404,731

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2017 and 2018 are as follows:

(Cost)

Yen (millions)
Balance as of April 1, 2016	¥4,526,072

Additions	¥1,882,696
Sales or disposal	(1,286,691)
Exchange differences on translating foreign operations	(7,534)
Other	—

Balance as of March 31, 2017	¥5,114,543

Additions	¥1,799,155
Sales or disposal	(1,475,302)
Exchange differences on translating foreign operations	(219,950)
Other	—

Balance as of March 31, 2018	¥5,218,446

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2016	¥(847,961)

Depreciation	¥(662,081)
Sales or disposal	507,160
Exchange differences on translating foreign operations	989
Other	(7,987)

Balance as of March 31, 2017	¥(1,009,880)

Depreciation	¥(744,717)
Sales or disposal	591,721
Exchange differences on translating foreign operations	44,474
Other	(11,911)

Balance as of March 31, 2018	¥(1,130,313)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2017	¥4,104,663
Balance as of March 31, 2018	4,088,133

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future minimum lease payments)

Future minimum lease payments expected to be received under non-cancelable operating leases as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Within 1 year	¥677,119	¥689,284
Between 1 and 5 years	800,473	777,582
Later than 5 years	—	—

Total	¥1,477,592	¥1,466,866

Future minimum lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2017 and 2018 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2016	¥546,619	¥2,168,768	¥5,040,301	¥275,232	¥8,030,920

Additions	¥4	¥16,550	¥129,307	¥442,499	¥588,360
Reclassification	2,077	69,978	366,463	(438,518)	—
Sales or disposal	(2,519)	(15,188)	(208,415)	—	(226,122)
Exchange differences on translating foreign operations	478	(9,627)	(23,354)	(397)	(32,900)
Other	196	793	837	(1,730)	96

Balance as of March 31, 2017	¥546,855	¥2,231,274	¥5,305,139	¥277,086	¥8,360,354

Additions	¥397	¥7,725	¥134,604	¥342,052	¥484,778
Reclassification	1,216	58,706	359,442	(419,364)	—
Sales or disposal	(1,543)	(13,937)	(276,782)	—	(292,262)
Exchange differences on translating foreign operations	(1,733)	(34,039)	(140,296)	(6,390)	(182,458)
Other	—	(936)	(1,602)	(825)	(3,363)

Balance as of March 31, 2018	¥545,192	¥2,248,793	¥5,380,505	¥192,559	¥8,367,049

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2016	¥(3,684)	¥(1,166,635)	¥(3,718,703)	¥(2,334)	¥(4,891,356)

Depreciation	¥—	¥(75,754)	¥(408,379)	¥—	¥(484,133)
Sales or disposal	70	12,378	178,293	—	190,741
Exchange differences on translating foreign operations	79	6,460	21,937	237	28,713
Other	(331)	(788)	(2,749)	(73)	(3,941)

Balance as of March 31, 2017	¥(3,866)	¥(1,224,339)	¥(3,929,601)	¥(2,170)	¥(5,159,976)

Depreciation	¥—	¥(75,561)	¥(437,894)	¥—	¥(513,455)
Sales or disposal	18	12,136	239,645	—	251,799
Exchange differences on translating foreign operations	(32)	16,217	103,037	(99)	119,123
Other	(299)	785	(2,677)	84	(2,107)

Balance as of March 31, 2018	¥(4,179)	¥(1,270,762)	¥(4,027,490)	¥(2,185)	¥(5,304,616)

(Carrying amount)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2017	¥542,989	¥1,006,935	¥1,375,538	¥274,916	¥3,200,378
Balance as of March 31, 2018	541,013	978,031	1,353,015	190,374	3,062,433

For commitments for purchases of property, plant and equipment, see note 28.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2017 and 2018 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2016	¥987,654	¥353,553	¥36,935	¥1,378,142

Additions	¥—	¥8,712	¥2,049	¥10,761
Internally developed	121,037	17,228	—	138,265
Sales or disposal	(131,529)	(30,342)	(1,861)	(163,732)
Exchange differences on translating foreign operations	127	(3,693)	(1,146)	(4,712)
Other	(155)	1,587	(2,115)	(683)

Balance as of March 31, 2017	¥977,134	¥347,045	¥33,862	¥1,358,041

Additions	¥—	¥12,765	¥2,469	¥15,234
Internally developed	132,800	13,586	—	146,386
Sales or disposal	(137,637)	(13,757)	(1,695)	(153,089)
Exchange differences on translating foreign operations	667	(4,388)	(289)	(4,010)
Other	—	(88)	(878)	(966)

Balance as of March 31, 2018	¥972,964	¥355,163	¥33,469	¥1,361,596

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2016	¥(337,112)	¥(203,499)	¥(12,592)	¥(553,203)

Amortization	¥(152,548)	¥(36,515)	¥(151)	¥(189,214)
Sales or disposal	131,529	29,029	1,891	162,449
Exchange differences on translating foreign operations	2	1,579	(464)	1,117
Other	(1)	(2,506)	1,509	(998)

Balance as of March 31, 2017	¥(358,130)	¥(211,912)	¥(9,807)	¥(579,849)

Amortization	¥(153,922)	¥(40,663)	¥(1,359)	¥(195,944)
Sales or disposal	137,637	12,610	1,057	151,304
Exchange differences on translating foreign operations	(28)	3,423	352	3,747
Other	—	(146)	806	660

Balance as of March 31, 2018	¥(374,443)	¥(236,688)	¥(8,951)	¥(620,082)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2017	¥619,004	¥135,133	¥24,055	¥778,192
Balance as of March 31, 2018	598,521	118,475	24,518	741,514

Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.

For commitments for purchases of intangible assets, see note 28.

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Trade accounts and notes payable	¥1,013,307	¥1,075,545
Other	170,037	149,082

Total	¥1,183,344	¥1,224,627

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Current:
Commercial paper	¥791,630	¥849,605
Loans	310,123	312,992
Medium-term notes	36,411	40,070
Asset-backed securities	23,947	33,980

Subtotal	¥1,162,111	¥1,236,647

Reclassification from non-current liabilities (Current portion)	¥1,624,817	¥1,680,614

Total	¥2,786,928	¥2,917,261

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of March 31, 2017 and 2018 are as follows:

	2017	2018
Weighted average interest rate	1.09%	1.51%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financing liabilities presented in non-current liabilities as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Non-current:
Loans	¥1,290,579	¥1,253,429
Medium-term notes	2,909,568	2,885,168
Corporate bonds	459,510	454,543
Asset-backed securities	987,350	969,223

Subtotal	¥5,647,007	¥5,562,363

Reclassification to current liabilities (Current portion)	¥(1,624,817)	¥(1,680,614)

Total	¥4,022,190	¥3,881,749

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of March 31, 2017 and 2018 are as follows:

	2017	2018
Loans	Interest rate: 0.09% - 17.00% Due: 2017 - 2046	Interest rate: 0.09% - 15.00% Due: 2018 - 2046
Medium-term notes	Interest rate: 0.07% - 7.63% Due: 2017 - 2027	Interest rate: 0.07% - 7.63% Due: 2018 - 2028
Corporate bonds	Interest rate: 0.01% - 0.59% Due: 2017 - 2021	Interest rate: 0.01% - 0.59% Due: 2018 - 2022
Asset-backed securities	Interest rate: 0.13% - 2.05% Due: 2017 - 2022	Interest rate: 0.13% - 2.83% Due: 2018 - 2023

(Pledged assets)

Pledged assets for financing liabilities as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Trade receivables	¥18,229	¥24,571
Receivables from financial services	1,038,177	1,047,676
Inventories	—	17,528
Property, plant and equipment	61,644	58,720

Total	¥1,118,050	¥1,148,495

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Reconciliation of liabilities arising from financing activities)

The changes in liabilities arising from financing activities for the year ended March 31, 2018 are as follows:

	Yen (millions)
	Balance as of April 1, 2017	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2018
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,162,111	¥101,885	¥—	¥—	¥(28,854)	¥—	¥1,505	¥1,236,647
Long-term financing liabilities	5,647,007	80,042	—	—	(169,403)	—	4,717	5,562,363
Lease obligations*1	69,364	(47,449)	—	50,610	(468)	—	566	72,623
Derivative financial liabilities (assets)*2	25,300	—	(3,308)	—	(1,732)	(36,466)	—	(16,206)

Total	¥6,903,782	¥134,478	¥(3,308)	¥50,610	¥(200,457)	¥(36,466)	¥6,788	¥6,855,427

Explanatory notes:

*1	The cash flows arising from lease obligations are included in other, net in cash flows from financing activities in the consolidated statements of cash flows.
*2	Derivative financial liabilities (assets) are held by the finance subsidiaries of the Company to hedge foreign currency risk for principals and interests payment of long-term financing liabilities. The cash flows related to repayments of principals are included in cash flows from financing activities, while the cash flows related to interest paid are included in cash flows from operating activities.

(16) Other Financial Liabilities

Other financial liabilities as of March 31, 2017 and 2018 consist of the following:

	Yen (millions)
	2017	2018
Financial liabilities measured at amortized cost:
Lease obligations	¥69,364	¥72,623
Other	42,585	50,001
Financial liabilities measured at fair value through profit or loss:
Derivatives	55,076	52,786

Total	¥167,025	¥175,410

Current liabilities	¥119,784	¥115,405
Non-current liabilities	47,241	60,005

Total	¥167,025	¥175,410

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Provisions

The components of and changes in provisions for the year ended March 31, 2018 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2017	¥520,130	¥76,900	¥597,030

Provision	¥219,575	¥40,162	¥259,737
Charge-offs	(239,903)	(40,540)	(280,443)
Reversal	(30,022)	(2,974)	(32,996)
Exchange differences on translating foreign operations	(12,184)	(4,525)	(16,709)

Balance as of March 31, 2018	¥457,596	¥69,023	¥526,619

Current liabilities and non-current liabilities of provisions as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Current liabilities	¥348,095	¥305,994
Non-current liabilities	248,935	220,625

Total	¥597,030	¥526,619

Explanatory note:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

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

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve that makes a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with a lump-sum benefit payment at the previous mandatory retirement age. In addition, one of the defined benefit pension plans was replaced by a defined contribution plan.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017		2018
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,454,421	¥1,050,938	¥1,362,192	¥1,057,351

Current service cost	36,937	27,009	35,138	28,387
Past service cost	(84,024)	1,258	—	506
Interest cost	7,177	37,974	10,493	39,401
Plan participants’ contributions	—	1,276	—	1,579
Transfer to defined contribution plan	—	—	(63,055)	—
Remeasurements:
Changes in demographic assumptions	59,491	(3,895)	13,843	(1,951)
Changes in financial assumptions	(67,125)	18,807	19,783	30,612
Other	(6,707)	(10,681)	(4,599)	(21,512)
Benefits paid	(37,978)	(37,733)	(42,320)	(56,631)
Exchange differences on translating foreign operations	—	(27,602)	—	(34,989)

Balance at end of year	¥1,362,192	¥1,057,351	¥1,331,475	¥1,042,753

Fair value of plan assets:
Balance at beginning of year	¥1,130,443	¥758,700	¥1,182,140	¥795,561

Interest income	5,693	27,891	9,630	29,950
Actual return on plan assets, excluding interest income	29,778	44,522	45,841	35,412
Employer contributions	52,655	22,683	21,652	25,964
Plan participants’ contributions	—	1,276	—	1,579
Benefits paid	(36,429)	(37,733)	(40,190)	(56,631)
Exchange differences on translating foreign operations	—	(21,778)	—	(24,307)

Balance at end of year	¥1,182,140	¥795,561	¥1,219,073	¥807,528

Net defined benefit liabilities	¥180,052	¥261,790	¥112,402	¥235,225

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2017 and 2018 is as follows:

As of March 31, 2017

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥10,886	¥—	¥10,886	¥4,813	¥—	¥4,813
Equity securities:
Japan	28,030	7	28,037	15,272	—	15,272
United States	210,479	—	210,479	76,458	104	76,562
Other	221,904	173	222,077	96,859	4,169	101,028
Debt securities:
Japan	79,086	—	79,086	—	107	107
United States	3,326	119,139	122,465	—	100,106	100,106
Other	145,506	73,496	219,002	—	44,295	44,295
Group annuity insurance:
General accounts	—	30,368	30,368	—	—	—
Separate accounts	—	14,606	14,606	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	50,900	50,900
Private equity funds	—	—	—	—	63,529	63,529
Hedge funds	—	112,317	112,317	—	51,738	51,738
Commingled and other mutual funds	2,321	121,681	124,002	6,740	248,336	255,076
Other	8	8,807	8,815	(1,039)	33,174	32,135

Total	¥701,546	¥480,594	¥1,182,140	¥199,103	¥596,458	¥795,561

As of March 31, 2018

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥5,464	¥—	¥5,464	¥5,659	¥—	¥5,659
Equity securities:
Japan	31,306	—	31,306	18,333	—	18,333
United States	214,783	—	214,783	92,774	—	92,774
Other	228,083	—	228,083	94,156	4,503	98,659
Debt securities:
Japan	73,125	1,375	74,500	—	183	183
United States	2,799	121,574	124,373	—	105,986	105,986
Other	149,589	94,703	244,292	—	12,561	12,561
Group annuity insurance:
General accounts	—	32,322	32,322	—	—	—
Separate accounts	—	16,243	16,243	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	61,459	61,459
Private equity funds	—	—	—	—	73,972	73,972
Hedge funds	—	112,011	112,011	—	53,357	53,357
Commingled and other mutual funds	2,213	130,645	132,858	54,063	213,938	268,001
Other	8	2,830	2,838	(875)	17,459	16,584

Total	¥707,370	¥511,703	¥1,219,073	¥264,110	¥543,418	¥807,528

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2017 and 2018 are as follows:

	2017		2018
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.8%	2.8 - 4.4%	0.7%	2.8 - 4.2%
Rate of salary increase	1.7%	2.5 - 3.0%	1.7%	2.5 - 3.0%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2017 and 2018 are as follows:

Yen (millions)
	2017		2018
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥108,795 increase	¥98,171 increase	¥112,535 increase	¥97,682 increase
0.5% increase	¥96,670 decrease	¥86,324 decrease	¥99,540 decrease	¥85,897 decrease

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2017 and 2018, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

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

The Company and certain of its consolidated subsidiaries expect to contribute ¥21,720 million to its Japanese pension plans and ¥26,087 million to its foreign pension plans in the year ending March 31, 2019.

The weighted average duration of defined benefit obligations as of March 31, 2017 and 2018 are as follows:

	2017		2018
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	15 years	16 years	16 years	17 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Personnel expenses	¥1,497,127	¥1,373,578	¥1,576,012

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

Financing liabilities and equity of Honda as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Financing liabilities	¥6,809,118	¥6,799,010
Equity	7,569,626	8,234,095

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Shares
	2016	2017	2018
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430

All of the issued shares as of March 31, 2016, 2017 and 2018 have been paid in full.

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

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of March 31, 2016, 2017 and 2018 is as follows:

	Shares
	2016	2017	2018
Common shares	9,144,911	9,148,035	33,150,615

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

(e) Other Components of Equity

The changes in other components of equity for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2015	¥—	¥79,245	¥714,789	¥794,034

Adjustment during the year	¥(76,342)	¥(16,456)	¥(440,313)	¥(533,111)
Reclassification to retained earnings	76,342	(1,150)	—	75,192

Balance as of March 31, 2016	¥—	¥61,639	¥274,476	¥336,115

Adjustment during the year	¥64,478	¥24,049	¥(9,017)	¥79,510
Reclassification to retained earnings	(64,478)	259	—	(64,219)

Balance as of March 31, 2017	¥—	¥85,947	¥265,459	¥351,406

Adjustment during the year	¥12,125	¥20,655	¥(192,572)	¥(159,792)
Reclassification to retained earnings	(12,125)	(1,197)	—	(13,322)

Balance as of March 31, 2018	¥—	¥105,405	¥72,887	¥178,292

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2016, 2017 and 2018 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2018

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥47,383	¥(34,039)	¥13,344

Net changes	47,383	(34,039)	13,344

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	20,020	(732)	19,288

Net changes	20,020	(732)	19,288

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	1,729	(41)	1,688

Net changes	1,729	(41)	1,688

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations:
Amount incurred during the year	(204,372)	(4)	(204,376)
Reclassification to profit or loss	188	4	192

Net changes	(204,184)	—	(204,184)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	12,266	(521)	11,745
Reclassification to profit or loss	(1,155)	30	(1,125)

Net changes	11,111	(491)	10,620

Total other comprehensive income	¥(123,941)	¥(35,303)	¥(159,244)

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Remeasurements of defined benefit plans	¥5,073	¥(4,413)	¥1,534
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(55)	9	6
Exchange differences on translating foreign operations	(26,430)	(5,563)	(992)

Total	¥(21,412)	¥(9,967)	¥548

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

The amounts recognized as dividends of retained earnings for the years ended March 31, 2016, 2017 and 2018 are as follows:

1) Dividend payout

For the year ended March 31, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

Resolution	The Board of Directors Meeting on July 31, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2015
Effective date	August 25, 2015

Resolution	The Board of Directors Meeting on November 4, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2015
Effective date	November 30, 2015

Resolution	The Board of Directors Meeting on January 29, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2015
Effective date	February 26, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

Resolution	The Board of Directors Meeting on October 31, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2016
Effective date	November 29, 2016

Resolution	The Board of Directors Meeting on February 3, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	December 31, 2016
Effective date	February 28, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2018

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

Resolution	The Board of Directors Meeting on November 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	September 30, 2017
Effective date	November 29, 2017

Resolution	The Board of Directors Meeting on February 2, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	44,456
Dividend per share (yen)	25.00
Record date	December 31, 2017
Effective date	February 28, 2018

2) Dividends payable of which record date was in the year ended March 31, 2018, effective after the period

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

(20) Sales Revenue

Sales revenue for the years ended March 31, 2016, 2017 and 2018 consists of the following:

	Yen (millions)
	2016	2017	2018
Sales of products	¥13,586,565	¥12,954,884	¥14,198,906
Revenue from financial services	1,014,586	1,044,316	1,162,240

Total	¥14,601,151	¥13,999,200	¥15,361,146

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(21) Research and Development

Research and development costs for the years ended March 31, 2016, 2017 and 2018 consist of the following:

	Yen (millions)
	2016	2017	2018
Research and development expenditures incurred during the reporting period	¥719,810	¥659,918	¥730,734
Amount capitalized	(190,992)	(121,037)	(132,800)
Amortization of capitalized development costs	127,684	152,548	153,922

Total	¥656,502	¥691,429	¥751,856

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2016, 2017 and 2018 consist of the following:

	Yen (millions)
	2016	2017	2018
Interest income:
Financial assets measured at amortized cost	¥27,348	¥31,331	¥39,645
Financial assets measured at fair value through profit or loss	1,120	1,058	1,546

Total	28,468	32,389	41,191

Interest expense:
Financial liabilities measured at amortized cost	(18,146)	(12,471)	(12,970)
Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	3,955	4,922	4,708
Financial assets measured at fair value through profit or loss	3	11	15
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	35,675	(51,416)	67,132
Gains (losses) on foreign exchange	(42,509)	21,902	(69,197)
Other	(1,373)	6,145	2,893

Total	(4,249)	(18,436)	5,551

Total	¥6,073	¥1,482	¥33,772

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2016, 2017 and 2018 consist of the following:

	Yen (millions)
	2016			2017			2018
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥(88,987)	¥724,437	¥635,450	¥88,336	¥918,650	¥1,006,986	¥126,915	¥988,058	¥1,114,973

Income tax expense (benefit):
Current taxes	(7,085)	155,031	147,946	9,072	187,077	196,149	(2,956)	280,316	277,360
Deferred taxes	(767)	81,913	81,146	21,425	110,018	131,443	25,149	(316,175)	(291,026)

Total	¥(7,852)	¥236,944	¥229,092	¥30,497	¥297,095	¥327,592	¥22,193	¥(35,859)	¥(13,666)

The statutory income tax rate in Japan for the years ended March 31, 2016, 2017 and 2018 was 32.5%, 30.4% and 30.4%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 36.7%.

The Japanese statutory income tax rate for the years ended March 31, 2016, 2017 and 2018 differs from the average effective tax rate for the following reasons:

	2016	2017	2018
Statutory income tax rate*1	32.5%	30.4%	30.4%
Difference in statutory income tax rates of foreign subsidiaries	(0.2)	0.0	(1.1)
Effects of investments accounted for using the equity method	(6.4)	(4.9)	(6.7)
Effects of undistributed earnings and withholding taxes on royalty	8.9	6.1	7.0
Changes in unrecognized deferred tax assets	2.5	2.7	(0.2)
Effects of income and expense not taxable and deductible for tax purpose	0.7	0.2	0.1
Effects of tax credit	(3.4)	(1.3)	(2.1)
Other adjustments relating to prior years	1.9	(0.2)	0.3
Adjustments for the uncertain tax positions on income taxes	0.2	0.3	0.7
Transfer pricing tax refund*2	(3.0)	—	—
Adjustments for the changes in income tax laws*3	0.5	(0.1)	(30.1)
Other	1.9	(0.7)	0.5

Average effective tax rate	36.1%	32.5%	(1.2)%

Explanatory notes:

*1	On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan was changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and would be changed to approximately 32% for fiscal years beginning on or after April 1, 2016. On March 29, 2016, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on and after April 1, 2016 was changed to approximately 30%.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

*2	In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the year ended March 31, 2016.

*3	The Tax Cuts and Jobs Act (“the Act”) was enacted in the United States on December 22, 2017. Due to the Act, the federal corporate income tax rate in the United States applicable to the Company’s United States businesses was reduced from 35% to a blended rate of 31.55% for the fiscal year ended March 31, 2018 and to 21% from the fiscal year commencing on April 1, 2018. The Company has recognized impacts of the enactment of the Act, including a decrease in income tax expenses of ¥346,129 million, as a result of reevaluating deferred tax assets and liabilities in its consolidated subsidiaries in the United States based on the reduced federal corporate income tax rate, for the fiscal year ended March 31, 2018.

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Deferred tax assets:
Inventories	¥72,577	¥66,801
Accrued expenses	85,353	67,410
Provisions	171,172	121,898
Property, plant and equipment	30,031	26,803
Intangible assets	24,285	19,167
Retirement benefit liabilities	144,924	92,272
Carryforward of unused tax losses	46,951	36,732
Carryforward of unused tax credit	25,223	33,743
Other	127,764	126,079

Total	¥728,280	¥590,905

Deferred tax liabilities:
Property, plant and equipment	¥120,191	¥85,606
Intangible assets	188,245	177,899
Other financial assets	44,536	42,886
Finance leases	31,066	33,878
Operating leases	1,004,017	641,134
Undistributed earnings	45,723	58,630
Other	73,443	51,256

Total	¥1,507,221	¥1,091,289

Net deferred tax assets (liabilities)	¥(778,941)	¥(500,384)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Inventories	¥(1,737)	¥7,886	¥5,541
Provisions	(95,477)	49,864	45,492
Property, plant and equipment	23,520	19,551	(27,520)
Retirement benefit liabilities	1,752	16,212	(623)
Operating leases	115,217	83,414	(328,950)
Undistributed earnings	6,796	(3,704)	12,655
Carryforward of unused tax losses	6,339	(13,346)	9,226
Carryforward of unused tax credit	13,341	(6,394)	(10,300)
Other	11,395	(22,040)	3,453

Total	¥81,146	¥131,443	¥(291,026)

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2017 and 2018. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥32,111 million and ¥21,911 million as of March 31, 2017 and 2018, respectively.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Deductible temporary differences	¥298,933	¥301,349
Carryforward of unused tax losses	226,977	218,783
Carryforward of unused tax credit	20,211	6,202

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Within 1 year	¥25	¥3,755
Between 1 and 5 years	83,751	86,277
Between 5 and 20 years	73,431	56,605
Indefinite periods	69,770	72,146

Total	¥226,977	¥218,783

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Within 1 year	¥—	¥541
Between 1 and 5 years	2,304	1,727
Between 5 and 20 years	17,907	3,934
Indefinite periods	—	—

Total	¥20,211	¥6,202

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2017 and 2018 are ¥4,417,892 million and ¥4,709,772 million, respectively.

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2016, 2017 and 2018 are calculated based on the following information. There were no dilutive potential common shares outstanding for the years ended March 31, 2016, 2017 and 2018.

	2016	2017	2018
Profit for the year attributable to owners of the parent (millions of yen)	¥344,531	¥616,569	¥1,059,337
Weighted average number of common shares outstanding, basic (shares)	1,802,285,138	1,802,282,093	1,793,088,970
Basic earnings per share attributable to owners of the parent (yen)	¥191.16	¥342.10	¥590.79

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

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2017 and 2018 is as follows.

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2017	2018
Impact on profit before income taxes	¥(915)	¥(829)

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

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2017 and 2018 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2017	2018
Impact on profit before income taxes	¥(16,611)	¥ (1,569)

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

The credit risk is mainly in receivables from financial services. Credit risk of the portfolio of consumer finance receivables can be affected by general economic conditions. Adverse changes such as a rise in unemployment can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collaterals. The finance subsidiaries of the Company manage exposures to credit risk in consumer finance receivables by monitoring and adjusting underwriting standards, which affect the level of credit risk that Honda assumes, pricing contracts for expected losses, and focusing collection efforts to minimize losses.

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

The analysis of the age of receivables from financial services that are past due as of March 31, 2017 and 2018 is as follows:

	Yen (millions)
As of March 31, 2017	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥162,876	¥26,934	¥4,677	¥4,455	¥198,942
Finance lease	1,776	395	112	142	2,425
Dealer finance receivables:
Wholesale	13,420	200	49	166	13,835

Total	¥178,072	¥27,529	¥4,838	¥4,763	¥215,202

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2018	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥174,649	¥29,692	¥5,683	¥3,930	¥213,954
Finance lease	858	218	41	93	1,210
Dealer finance receivables:
Wholesale	16,843	858	103	79	17,883

Total	¥192,350	¥30,768	¥5,827	¥4,102	¥233,047

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

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Commercial paper	¥767,516	¥660,740
Medium-term notes	2,979,309	1,923,587

Total	¥3,746,825	¥2,584,327

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

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Commercial paper programs	¥1,090,406	¥1,047,551
Other	58,924	59,502

Total	¥1,149,330	¥1,107,053

Borrowings under those committed lines of credit generally are available at the prime interest rate.

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
As of March 31, 2017	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,183,344	¥1,183,344	¥—	¥—	¥1,183,344
Financing liabilities	6,809,118	2,883,047	3,763,441	443,776	7,090,264
Accrued expenses	417,736	417,736	—	—	417,736
Other financial liabilities	111,949	67,329	33,196	11,887	112,412

Total	¥8,522,147	¥4,551,456	¥3,796,637	¥455,663	¥8,803,756

	Yen (millions)
As of March 31, 2018	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,224,627	¥1,224,627	¥—	¥—	¥1,224,627
Financing liabilities	6,799,010	3,030,934	3,784,440	283,459	7,098,833
Accrued expenses	404,719	404,719	—	—	404,719
Other financial liabilities	122,624	66,457	32,380	24,498	123,335

Total	¥8,550,980	¥4,726,737	¥3,816,820	¥307,957	¥8,851,514

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
As of March 31, 2017	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥11,576	¥59,810	¥19,063	¥90,449

	Yen (millions)
As of March 31, 2018	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥17,162	¥42,529	¥3,057	¥62,748

(26) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and 2018 consist of the following:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2018	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥38,926	¥—	¥38,926
Interest rate instruments	—	49,419	—	49,419

Total	—	88,345	—	88,345

Debt securities	26,763	37,860	5,206	69,829
Financial assets measured at fair value through other comprehensive income:
Equity securities	198,011	—	12,671	210,682

Total	¥224,774	¥126,205	¥17,877	¥368,856

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥16,417	¥—	¥16,417
Interest rate instruments	—	36,369	—	36,369

Total	—	52,786	—	52,786

Total	¥—	¥52,786	¥—	¥52,786

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2018.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2017 and 2018 are as follows:

	Yen (millions)
For the year ended March 31, 2017	Debt securities	Equity securities
Balance as of April 1, 2016	¥5,521	¥10,370

Total gains or losses:
Profit or loss	108	—
Other comprehensive income	—	187
Purchases	—	1,120
Sales	—	(168)
Exchange differences on translating foreign operations	(19)	(191)

Balance as of March 31, 2017	¥5,610	¥11,318

Unrealized gains or losses included in profit or loss on assets held at March 31, 2017	¥108	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2018	Debt securities	Equity securities
Balance as of April 1, 2017	¥5,610	¥11,318

Total gains or losses:
Profit or loss	111	—
Other comprehensive income	—	(323)
Purchases	—	1,833
Sales	(222)	(107)
Exchange differences on translating foreign operations	(293)	(50)

Balance as of March 31, 2018	¥5,206	¥12,671

Unrealized gains or losses included in profit or loss on assets held at March 31, 2018	¥111	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2017 and 2018 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.	Gains or losses included in other comprehensive income for the years ended March 31, 2017 and 2018 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income in the consolidated statements of comprehensive income.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,949,553	¥4,952,670	¥4,958,063	¥4,935,772
Debt securities	68,263	68,264	104,286	104,284
Financing liabilities	6,809,118	6,841,558	6,799,010	6,795,675

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of March 31, 2017 and 2018 is as follows:

	Yen (millions)
As of March 31, 2017	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥35,513	¥—	¥35,513	¥(20,082)	¥15,431
Other financial liabilities
Derivatives	55,076	—	55,076	(20,082)	34,994

	Yen (millions)
As of March 31, 2018	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥88,345	¥—	¥88,345	¥(39,415)	¥48,930
Other financial liabilities
Derivatives	52,786	—	52,786	(39,415)	13,371

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

(28) Commitments and Contingent Liabilities

(a) Commitments

1) Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Commitments for purchases of property, plant and equipment and other commitments	¥84,095	¥71,188

2) Non-cancellable lease commitments

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Within 1 year	¥16,722	¥17,126
Between 1 and 5 years	32,289	35,577
Later than 5 years	19,662	22,784

Total	¥68,673	¥75,487

Lease payments under operating leases recognized as expenses for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Lease payments under operating leases recognized as expenses	¥32,934	¥32,030	¥35,180

(b) Guarantees

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The undiscounted maximum amount of potential payment for Honda’s major guarantee obligations as of March 31, 2017 and 2018 is as follows:

	Yen (millions)
	2017	2018
Loan commitments	¥120,554	¥112,798
Guarantee of employee loans	¥16,146	¥13,871

1) Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

2) Guarantee of employee loans

Honda guarantees the bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2018, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

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

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. This settlement is subject to final court approval. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expense, which includes funds contributed to enhance airbag inflator recall activities.

For the class action lawsuits and civil lawsuits other than the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

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

There were no significant unconsolidated structured entities as of March 31, 2017 and 2018.

(30) Related Parties

(a) Related Party Transactions

Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length prices.

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2017 and 2018 are as follows:

	Yen (millions)
	2017	2018
Receivables:
Affiliates	¥21,877	¥21,259
Joint ventures	230,004	242,672

Total	¥251,881	¥263,931

Payables:
Affiliates	¥151,878	¥148,017
Joint ventures	53,601	33,351

Total	¥205,479	¥181,368

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Sales revenue:
Affiliates	¥140,274	¥115,188	¥119,725
Joint ventures	557,867	598,177	744,435

Total	¥698,141	¥713,365	¥864,160

Purchase:
Affiliates	¥1,349,971	¥1,376,581	¥1,407,755
Joint ventures	122,529	145,161	143,800

Total	¥1,472,500	¥1,521,742	¥1,551,555

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen (millions)
	2016	2017	2018
Remuneration	¥724	¥677	¥719
Bonus	251	275	231

Total	¥975	¥952	¥950

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2018 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on April 27, 2018, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

Details of the acquisition are as follows: (a) class of shares to be acquired is shares of Common Stock, (b) total number of shares to be acquired is up to 18,000 thousand shares (1.0% of total number of issued shares (excluding treasury stock)), (c) total amount of shares to be acquired is up to ¥70,000 million, (d) the acquisition of its own shares will run from May 7, 2018 to December 31, 2018, and (e) the method of acquisition is to purchase the shares on the Tokyo Stock Exchange.

(32) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on June 20, 2018.

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit and Supervisory Committee of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

(1)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995. (P)
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001. (P)
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

(P)	Paper exhibits

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

Date: June 20, 2018
Tokyo, Japan