Form 20-F
period 2019-03-31
HONDA MOTOR CO LTD
filed 2019-06-19
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Rikako Suzuki

prj_h_ir2@hm.honda.co.jp, +81-3-5412-1134, No. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Name, E-mail and/or Facsimile number, Telephone and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock*	HMC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding as of March 31, 2019**
Common Stock	1,759,561,385***

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act,    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such file).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.

**	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

***	Shares of Common Stock include 58,036,837 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2019 have been derived from our consolidated financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2015	2016	2017	2018	2019
Consolidated Statement of Income Data:
Sales revenue	¥13,328,099	¥14,601,151	¥13,999,200	¥15,361,146	¥15,888,617
Operating profit	670,603	503,376	840,711	833,558	726,370
Share of profit of investments accounted for using the equity method	96,097	126,001	164,793	247,643	228,827
Profit before income taxes	806,237	635,450	1,006,986	1,114,973	979,375
Profit for the year	561,098	406,358	679,394	1,128,639	676,286
Profit for the year attributable to owners of the parent	509,435	344,531	616,569	1,059,337	610,316
Consolidated Statement of Financial Position Data:
Total assets	18,425,837	18,229,294	18,958,123	19,349,164	20,419,122
Financing liabilities, including current and non-current	6,759,839	6,526,248	6,809,118	6,799,010	7,331,120
Equity attributable to owners of the parent	7,108,627	6,761,433	7,295,296	7,933,538	8,267,720
Total equity	7,382,821	7,031,788	7,569,626	8,234,095	8,565,790
Common stock	86,067	86,067	86,067	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,289	1,802,285	1,802,282	1,793,088	1,763,983
Earnings per share attributable to owners of the parent*1
Basic and diluted	¥282.66	¥191.16	¥342.10	¥590.79	¥345.99
Dividends declared during the period per common share*2	88.00	88.00	90.00	97.00	110.00
	(US$ 0.73)	(US$ 0.78)	(US$ 0.80)	(US$ 0.91)	(US$ 0.99)

*1

Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.

*2

A year-end dividend of ¥28 ($0.25) per common share aggregating ¥49.2 billion ($444 million) relating to fiscal 2019 was resolved by the Company’s Board of Directors in May 2019. This dividend was paid in June 2019. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or operating results could be adversely affected. In that event, the trading prices of Honda’s common shares and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

Risks Relating to Honda’s Industry

Relating to Industry Market Risk

Honda conducts its operations in Japan and countries throughout the world, including North America, Europe and Asia. A sustained loss of consumer confidence in these markets, which may be caused by an extended economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis, increases in product prices due to increases in material costs or other factors could trigger a decline in demand for Honda’s products that may adversely affect Honda’s operating results.

Financial & Economic Risk

Honda conducts business operations in the countries throughout the world. Honda has manufacturing operations and sells products in various regions and countries. These business activities may be affected by economic slowdown, currency fluctuation or other factors, which could result in decreased sales due to market contraction, increases in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s operating results.

Risks Relating to Honda’s Business in General

Currency and Interest Rate Risks

Currency Fluctuations Risk

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries. Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations could affect Honda’s pricing of materials purchased and products sold. Accordingly, currency fluctuations may have an effect on Honda’s operating results, or competitiveness.

Legal and Regulatory Risks

Regulatory Risk

Honda conducts business operations in the countries throughout the world. As such, changes in regulations, agreements, laws and other factors including customs duties, import regulations and taxes in these regions and countries could adversely affect Honda’s business, or operating results.

Intellectual Property Risk

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and will continue to be of value in the future. Honda does not regard any of its business operations as being dependent upon any single patent or related group of patents. However, the inability to protect this intellectual property generally, the illegal infringement of some or a large group of Honda’s intellectual property rights, or the suspension of manufacturing and/or sales activities and the payment of large amounts of damages as a result of lawsuits on infringement of patent rights, could have an adverse effect on Honda’s business.

Legal Risk

Honda could be subject to lawsuits, various investigations and legal proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any such current or future legal proceedings brought against Honda could adversely affect Honda’s business, or operating results.

Risks Relating to Honda’s Operations

Honda’s Financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s Financial services business offers various financing plans to its customers designed to increase the opportunity for sales of its products. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by Honda involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may affect Honda’s operating results.

Purchasing and Procurement Risk

Honda aim to sustain the procurement of good products at reasonable prices in timely manner, purchases raw materials and parts from numerous external suppliers, and relies on certain suppliers for some of the raw materials and parts which it uses to manufacture its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are outside of Honda’s control. These factors include the ability of its suppliers to provide a continued source of raw materials and parts and Honda’s ability to compete with other users in obtaining the supplies. In particular, the loss of a key supplier could affect our production and increase our costs.

Business Alliances and Joint Ventures Risk

Honda engages in business operations through alliances and joint ventures with other companies in expectation of synergy effects and increased efficiency, or in accordance with requirements from the countries in which Honda conducts its businesses. However, if disagreements, profit or technology leakage or delays in decision-making occur among the parties to an alliance or joint venture, or if an alliance or joint venture is changed or cancelled, it may have an adverse effect on Honda’s business, or operating results.

Regional Risk

Honda conducts business operations in countries worldwide and is exposed to risks including changes in local laws and regulations, institutions and business practices, wars, terrorism, political uncertainty, change in political regime and labor strikes in those countries or neighboring regions. If such unforeseeable events occur, and operations are delayed or suspended, Honda’s business, or operating results could be adversely affected.

In addition, Honda has business in the U.K., and Brexit could result in both tariffs being applied to the import and export of components and completed products and production delay due to increased complexity in customs, certification and other procedures or logistics delays.

Natural Disasters Risk

In order to minimize the impact on its business operations when events such as large-scale natural disasters or accidents occur, Honda conducts a risk evaluation of these events and constructs business continuity plans (BCPs). However, if operations are delayed or suspended due to the occurrence of disasters or accidents that exceed assumptions, Honda’s business and operating results could be adversely affected.

Information Security Risk

Honda uses a range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. In recent years, IoT and other information technologies, which have evolved rapidly, have been becoming indispensable for control of vehicles, making cyber-attack countermeasures more important for Honda’s business. This trend is expected to continue to accelerate in the future. Honda implements a range of security measures for this risk both in hardware and software. However, there is a risk of leakage of confidential and personal information, suspension of important operations and services, improper administrative processing, destruction or alteration of important data or other adverse developments. These may be the result of external cyber-attacks, equipment malfunction, or management deficiencies and human error, as well as natural disasters, infrastructure failures, or other unforeseen events within Honda or at its subcontractors. When the above-mentioned event occurs, Honda’s business and operating results could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, payment of financial penalties, delays to or suspension of manufacturing operations, and a loss of Honda’s competitiveness.

Honda is subject to risks relating to its obligations to provide post-employment benefits

Honda has various pension plans and provides other post-employment benefits, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. Changes in assumptions could affect Honda’s defined benefit costs and obligations, including Honda’s cash requirements to fund such obligations in the future, which could materially affect Honda’s operating results.

Honda’s success depends in part on the value of its brand image, which could be diminished by product defect

One of the important factors behind corporate sustainability is trust and support for the Honda brand from our customers, society and the communities in which Honda conducts business operations. In order to support this brand image, Honda endeavors to gain the trust of society in all types of corporate activities, including ensuring product quality and compliance with laws and regulations, conducting risk management, and enhancing internal controls related to corporate governance. However, if for some unforeseeable reason the Honda brand image is damaged or Honda is unable to communicate information in a timely manner and deal with such information appropriately, this could adversely affect Honda’s business, or operating results.

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

Honda’s principal executive office is located at 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556, Japan. Its telephone number is +81-3-3423-1111. We maintain a website at https://global.honda/investors/ that contains information about our Company.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at https://www.sec.gov/ which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Principal Capital Investments

In the fiscal years ended March 31, 2017, 2018 and 2019, Honda’s capital expenditures were ¥2,572.7 billion, ¥2,394.6 billion and ¥2,657.2 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥690.0 billion, ¥595.4 billion and ¥618.5 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2019, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power product and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	Yen (billions)
Motorcycle Business	¥1,716.1	¥2,038.7	¥2,100.1
Automobile Business	10,086.8	10,852.1	11,072.1
Financial Services Business	1,878.0	2,123.1	2,365.3
Power Product and Other Businesses	318.1	347.0	350.9

Total	¥13,999.2	¥15,361.1	¥15,888.6

	Fiscal years ended March 31,
	2017	2018	2019
	Yen (billions)
Japan	¥1,799.7	¥1,919.1	¥2,042.8
North America	7,618.0	8,062.2	8,519.0
Europe	639.2	690.8	660.9
Asia	3,085.6	3,771.6	3,793.7
Other Regions	856.4	917.2	872.0

Total	¥13,999.2	¥15,361.1	¥15,888.6

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

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017			2018			2019
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	156	156	¥62.7	167	167	¥70.9	207	207	¥79.2
North America	294	294	168.0	313	313	190.6	301	301	188.2
Europe	217	217	118.2	234	234	141.4	249	249	159.6
Asia	15,937	9,513	1,088.1	17,720	11,120	1,327.7	18,224	11,201	1,375.2
Other Regions	1,057	1,057	278.9	1,120	1,120	307.8	1,257	1,257	297.7

Total	17,661	11,237	¥1,716.1	19,554	12,954	¥2,038.7	20,238	13,215	¥2,100.1

Motorcycle revenue as a percentage of total sales revenue			12%			13%			13%

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

Passenger cars:

Accord, City, Civic, Crider, Fit/Jazz

Light trucks:

CR-V, Freed, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017			2018			2019
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	668	603	¥1,453.4	696	627	¥1,521.8	719	643	¥1,590.2
North America	1,970	1,970	5,704.2	1,902	1,902	5,910.0	1,954	1,954	6,165.5
Europe	184	184	450.7	183	183	473.4	169	169	427.3
Asia	1,964	684	1,948.1	2,166	725	2,389.0	2,233	734	2,360.6
Other Regions	242	242	530.2	252	252	557.7	248	248	528.3

Total	5,028	3,683	¥10,086.8	5,199	3,689	¥10,852.1	5,323	3,748	¥11,072.1

Automobile revenue as a percentage of total sales revenue			73%			71%			70%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	Yen (billions)
Japan	¥210.9	¥248.5	¥285.8
North America	1,616.2	1,822.8	2,029.9
Europe	12.1	12.5	12.9
Asia	10.5	10.4	11.4
Other Regions	28.2	28.8	25.2

Total	¥1,878.0	¥2,123.1	¥2,365.3

Financial Services revenue as a percentage of total sales revenue	13%	14%	15%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Product and Other Businesses*

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

*

Power product business has been renamed Life creation business from April 1, 2019. Honda will expand the concept of our Power product business and continue pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

The following table sets out Honda’s revenue from Power product and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017		2018		2019
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	301	¥72.6	300	¥77.7	336	¥87.5
North America	2,977	129.5	3,012	138.7	3,049	135.3
Europe	1,035	58.0	1,022	63.4	984	60.9
Asia	1,430	38.9	1,512	44.3	1,559	46.4
Other Regions	378	18.9	416	22.7	373	20.7

Total	6,121	¥318.1	6,262	¥347.0	6,301	¥350.9

Power Product and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

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

In fiscal 2019, approximately 90% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 42% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 37% in North America and 14% in Japan. Approximately 48% of Honda’s power products units on a group basis were sold in North America followed by 25% in Asia and 16% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In fiscal 2019, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

Honda sells spare parts and provides after-sales services through retail dealers directly or via its overseas operations, independent distributors and licensees.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 39% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2019.

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

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2010, the Central Environmental Council in the Ministry of Environment reviewed the JC08 mode for emission testing and began to consider the introduction of the Worldwide harmonized Light vehicle Test Procedure (WLTP). In 2015, the Central Environmental Council in the Ministry of Environment decided to introduce WLTP. From October 2018, emission test based on WLTP has been obligatory instead of JC08 mode.

In March 2018, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) introduced the Real Driving Emissions (RDE) examination for diesel vehicles. It will be applicable to new models of vehicles beginning in October 2022 and to existing models of vehicles beginning in October 2024.

In February 2019, the MLIT adopted the Global Technical Regulation No.19 (Evaporative emission test procedure for WLTP) for domestic regulation.

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

In August 2012, the CARB issued the Advanced Clean Car package of regulations, which included amendments to the California Low Emission Vehicle Program III (LEV III) and Zero Emission Vehicle (ZEV) regulations. The LEV III regulation, which applies to 2015 and subsequent model years, tightened limits on emissions and evaporative emissions. The ZEV regulation was revised so that requirements could be satisfied by TZEV (Transitional ZEV) and ZEV alone for 2018 and subsequent model years. Also, for 2018 and subsequent model years, the credit value eligible for each ZEV category was decreased drastically, which consequently increases the required sales volume dramatically. The BEVx category, which includes battery electric vehicles with auxiliary power units, was also added as a ZEV category. Currently, many states have adopted California LEV III and ZEV regulations.

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

Canada

On July 16, 2015, the Environment Canada (current Environment and Climate Change Canada) issued the final regulation of amendment to emission regulation whose requirements refer to Tier 3 regulations in the United States.

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

The testing cycle to measure emissions has gradually been transitioning from New European Driving Cycle (NEDC) to Worldwide harmonized Light duty driving Test Cycle (WLTC) beginning from September 2017.

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

India

India implemented BS IV (Bharat Stage IV) regulations in April 2017 and is expected to implement BS VI regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase is expected to apply from April 2023 with more stringent particle number and on-board diagnostic requirements and compliance for RDE.

Thailand

Thailand is scheduled to implement Euro 5 regulation from 2023 and Euro 6 regulation from 2029.

Malaysia

Malaysia is scheduled to implement Euro 4 regulation from April 2020 for new vehicles and October 2021 for all gasoline vehicles.

Other Regions

Brazil is scheduled to implement PROCONVE L7 from 2022 and L8 from 2025. This regulation is a unique Brazilian regulation based on U.S. regulations, which is much stricter than current regulations. Brazilian authorities will decide the test methods and the OBD requirements in 2019.

Mexico is considering introduction of stricter regulations after improving the quality of market fuel properties.

2. Fuel Economy / CO2

Japan

In June 2010, MLIT and the Ministry of Economy, Trade and Industry (METI) jointly established a committee and commenced a study to formulate new fuel economy standards for passenger motor vehicles for 2020. The new standards were announced in March 2013. The next term fuel economy standards improve the 2015 standards by 19.6% and adopt the Corporate Average Fuel Economy (CAFE) calculation method.

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

The United States

On May 21, 2010, then-President Obama ordered the National Highway Traffic Safety Administration (NHTSA) and the EPA to extend the National Program for cars and light-duty trucks to the 2017 model year and beyond with the support of the CARB. On October 1, 2010, the NHTSA, the EPA, and the CARB gave the notice of their intent to conduct joint rulemaking to establish 2017 and later model year fuel economy and greenhouse gas standards. The NHTSA and EPA issued a regulation in August 2012 regarding greenhouse gas / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or a 54.5 mpg industry average. The CARB also issued a regulation that was nearly equivalent to the EPA’s greenhouse gas regulations in August 2012. In December 2012, the CARB amended its greenhouse gas regulation so that a manufacturer is also deemed to comply with the CARB greenhouse gas regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

When greenhouse gas / CAFE regulation was legislated in 2012, the EPA and the NHTSA announced that they, in coordination with the CARB, would perform a mid-term evaluation re-examining the appropriateness of limit values for 2022-2025 model years by April 2018. Accordingly, the EPA, the NHTSA and the CARB jointly issued a joint technical assessment report in July 2016 (a technical report, and not a decision document). The CARB decided in March 2017, before the new EPA decision planned for April 2018 was announced, not to change the greenhouse gas regulations applicable for the 2022-2025 model years.

On March 2017, President Trump issued executive order “Promoting Energy Independence and Economic Growth” which includes rescinding the “Climate Action Plan” announced by former president Obama. Therefore, U.S. environmental regulation may be drastically reconsidered in the future.

On April 2, 2018, the EPA announced that the GHG requirement for 2022-2025 model years needs reconsideration. Together with the NHTSA, the EPA proposed a new standard for GHG and CAFE on August 24, 2018. They will finalize the standard by the summer of 2019.

Canada

The government of Quebec in Canada finalized the standard to mandate each automaker to sell a certain minimum number of ZEVs starting from the 2018 model year.

The government of British Columbia also announced their plan to mandate ZEV sales on November 20, 2018.

Europe

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

On November 8, 2017, the European Commission proposed a new CO2 standard beyond 2025. The European Parliament and Council reached a provisional inter institutional agreement on the European Commission proposal during the fifth trilogue meeting on December 17, 2018.

The agreed target beyond 2025 is negative 15%. The agreed target beyond 2030 is negative 37.5% for new passenger cars and negative 31% for light commercial vehicles, respectively, compared to the 2021 average of all manufacturers’ EU fleet-wide target.

The agreement also provide that, for zero- and low-emission vehicles, a benchmark equal to 15% share of the respective fleets of newly registered passenger cars and light commercial vehicles shall apply from January 1, 2025, and a benchmark equal to 35% share of the fleet of newly registered passenger cars and a benchmark equal to 30% share of the fleet of newly registered light commercial vehicles shall apply from January 1, 2030.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005, Step 2 of this regulation was implemented in 2008 and Step 3 of this regulation was implemented in 2012. In addition, China implemented Step 4 of this regulation in 2016. Based on the latest draft of the regulation, Step 5 will be implemented in 2021.

India

India has promulgated rules to introduce fuel economy / CO2 regulations in 2017 and 2022 in a phased manner.

Other Regions

Brazil is scheduled to implement new fuel economy / CO2 regulations from 2022.

Mexico is considering introducing new fuel economy / CO2 regulations for 2017-2025.

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

China

On June 23, 2017, China implemented automobile recycling laws partially following the regulations established by the European Union.

India

India has a plan to implement automobile recycling laws in the near future.

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

In 2019, the Cabinet decided on a bill to develop a system to secure the safety of automated driving.

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

In August 2018, the EU commission issued a regulation to significantly revise the legal framework for the EU type-approval. This regulation introduces a market surveillance system for managing the conformity of motor vehicles available on the market and adds a requirement of an expiration date for vehicle type approval. This EU type-approval will be entered into force on September 1, 2020.

In March 2019, the Committee of the Permanent Representatives of the Governments of the Member States to the European Union approved amendments to the “General safety regulation”. Road traffic safety in the EU has improved during the last decade, but recently the decrease in the number of road fatalities has stagnated. For this reason, the European Commission is seriously considering the introduction of 19 specific vehicle safety measures, which will be entered into force in early 2020 and become applicable after 30 months from their entry into force.

In January 10, 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to the withdrawal of the United Kingdom from the EU (i.e. Brexit).

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

Newly published GB standards (Chinese national standards issued by the Standardization Administration of China) in 2018 include:

+ Electromagnetic compatibility requirements and test methods of drive motor system for electric vehicles;

+ Acoustic vehicle alerting system of electric vehicles running at low speed; and

+ Technical Specifications of High Duty Cables and Connectors for Electric Vehicles.

Newly established GB standards (not yet published) include:

+ Amendment to Photometric characteristics of daytime running lamps for power driven vehicles (TBT notification);

+ Amendment to DC/DC Converter for Electric Vehicles;

+ Amendment to Fuel cell electric vehicles – Safety requirements;

+ Establishment of Electric vehicles safety requirements;

+ Establishment of Requirement of Event Data Recorder (EDR);

+ Establishment of Technical requirements and testing methods for lane keeping assistance system (LKA);

+ Establishment of Performance requirements and test method of intelligent assisted parking system;

+ Establishment of Technical requirements and testing methods for blind spot detection system (BSD); and

+ Establishment of Electric vehicles traction battery safety requirements.

India

In India, the government has proposed AIS-145, a new standard for additional safety features, which will become mandatory from July 2019. Specific safety features pursuant to this standard include a speed alert system, driver seat belt reminder, manual override for the central locking system, driver air bags and vehicle reverse parking alerts.

United Nations

Following a long discussion, Revision 3 of the 1958 Agreement was adopted at the 169th WP29 and the official document (UN Agreement) was published in October 2017. This Revision 3 was entered into force on September 14, 2017. The 1958 Agreement, an intergovernmental agreement of United Nations Economic Commission for Europe (UN/ECE) signed in 1958, aims at establishing a unified standard for the structure, safety and environment performance of wheeled vehicles, equipment and parts and promoting reciprocal recognition of approvals for such wheeled vehicles, equipment and parts. The major changes of Revision 3 are:

•	Introduction of the International Whole Vehicle Type Approval (IWVTA) (The current agreement covers only components and systems),

•	Issuance of UN Regulation (UN R)’s certificate of former series (Acceptance is optional in each country),

•	Review of the majoritarian provisions (Ratio of the adoption is changed from two-thirds and more to four-fifths and more).

IWVTA is a system that develops mutual recognition of automobile certification from “unit of equipment” to “vehicle unit”. This system was introduced via Japan’s proposal, and Japan has served as the chairman and led the discussion since then. This system was adopted at the 173rd WP29, as UN R No.0 and entered into force on July 19, 2018.

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

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan published the next phase (Euro 5) level emission regulation to be implemented from December 2020.

The United States

The state of California started to consider introducing the Euro 5 level emission regulation.

Europe

Euro 5 requirements other than catalyst monitoring of OBD (Onboard Diagnostics Regulation) will apply to new type approved vehicles from January 2020 and will apply to all vehicles registered from January 2021. Catalyst monitoring will apply to new type approved vehicles from January 2024 and will apply to all vehicles registered from January 2025.

India

India implemented a new emission regulation called Bharat Stage IV (BS IV), which applied to new motorcycles from April 2016 and to all motorcycles registered from April 2017. India also published a BS VI regulation (Euro 5 level exhaust emission regulation), which will apply from 2020, except OBD stage 2, which will apply from 2023.

China

China started to consider introducing the Euro 5 level emission regulation.

Other Asian Countries

Indonesia, Vietnam and Thailand have implemented emissions regulations based on European regulations.

Other Regions

Brazil started to consider introducing the Euro 5 level emission regulation.

2. Recycling / REACH

Europe

The same REACH compliance required for motor vehicles is required for motorcycles.

India

India has announced a plan to implement motorcycle recycling laws in the near future.

Vietnam

Vietnam implemented motorcycle recycling laws on January 1, 2018.

3. Safety

Japan

Japan has introduced safety regulations based on UNECE regulations as described below.

Japan issued new standards for advanced brake system (ABS: Anti-lock Brake System/ CBS: Combined Brake System) which applied to new type motorcycles from October 2018, and will apply to all motorcycles from October 2021.

Japan adopted electric safety requirements for battery motorcycles (UN R136), and the requirements applied to new type motorcycles from January 2018, and will apply to all motorcycles from January 2020.

Japan newly adopted “Hydrogen and Fuel Cell Vehicles of category L” (UN R146), which became applicable to all motorcycles from January 2, 2019.

The United States

There is no new regulation information for motorcycle safety.

Europe

On January 10, 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to Brexit.

India

In India, the Auto Headlight On (AHO) function, which automatically turns on the head lamps when the engine is running, shall be installed on all two-wheelers manufactured on and after April 1, 2017 and also on new vehicle models manufactured on and after April 1, 2018. All vehicles manufactured on and after April 1, 2019 shall be equipped with an advanced brake system. Two-wheeled vehicles with engine capacity of not more than 125cc, continuous rated or net power not more than 11kw and power/weight ratio not more than 0.1 kw/kg shall be equipped with ABS or CBS. All other categories of two-wheeled vehicles shall be equipped with ABS. Furthermore, AIS 146, 147 and 148 have been proposed and will be the standards for stand, external projection and footrest strength. These standards will become closer to those required by the European regulations.

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

Other Asian Countries

Indonesia, Vietnam and Thailand have been introducing various regulations regarding lighting and braking based on UN Regulations.

Other Regions

The Brazil transport authority (CONTRAN) issued a standard concerning motorcycle braking based on the UNECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but added drive/driven sprocket, drive chain and muffler to the scope of application from March 24, 2019 at customs clearance. Brazilian government issued lighting regulation based on previous UNECE regulations; these regulations were implemented from January 1, 2019.

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

In November 2017, CARB has published a final regulation to amend California’s evaporative emission regulation for small off-road spark-ignition equipment.

Canada

In October 2017, the Department of Environment published a final regulation to align the stringency of exhaust emission regulation and evaporative emission regulation with the EPA Phase 3 regulations for non-road small spark-ignition engines.

Europe

The European Committee has finalized strengthened exhaust emission regulation for non-road small spark-ignition engines (commonly known as Stage 5 regulation). Its limit values of exhaust emission follow the U.S. EPA phase 3 and the effective date is January 2018 for new certifications and January 1, 2019 for the engines newly placed in the market.

India

The Ministry of Environment is studying the next stage of exhaust emission regulations.

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

China

On July 1, 2016, a regulation similar to European RoHS has entered into force. The first list of target products was published on March 12, 2018.

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

Agricultural Technology Innovation Engineering Research Center of National Agriculture and Food Research Organization has decided to conduct safety inspection of agricultural machinery that has replaced agricultural machinery safety appraisal from July 31, 2018.

The United States

In 2016, an American National Standard Institute (ANSI) Standard for Tillers was amended.

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

On January 10, 2018, the European Commission issued a notice with regard to Brexit and EU rules in the field of industrial products.

In the United Kingdom, on September 13, 2018, the Department for Business, Energy and Industrial Strategy (BEIS) issued a guidance in the form of a technical notice to explain the future arrangement on the regulations for most products subject to the new EU rules.

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

Preparing for the Future

Management Challenges and Preparing for the Future

The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis.

Amid such changes in the environment, Honda formulated the “2030 Vision” as a new challenge directed at the next generation that articulates the ways we can provide value unique to Honda in order to contribute to solving various social issues while continuing to achieve sustainable growth. By doing so, Honda will work on the challenges described below.

1. Product Quality

To strengthen customer trust by offering products founded in safety and achieve a new level of outstanding quality of products, Honda has created a system that continuously enhances and improves quality at every stage: design, development, production, sales and service including suppliers. Honda will work to improve product quality by implementing a shared global quality management system and by providing training and education aimed at improving the skills of employees involved in quality assurance.

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

Honda will also strengthen its efforts in developing technologies in the area of total energy management to reduce CO2 emissions related to mobility and people’s everyday lives, advancing energy-saving technologies in the area of business activities, and effectively utilizing and diversifying energy mainly through megawatt scale solar power generation, with the aim of completely eliminating energy risk from heavy dependence on fossil fuels in the future.

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

Honda will also work to preserve the air by bringing in the state-of-the-art paint technology, which reduced harmful substances generated during the paint processes in production activities, to all automobile plants worldwide.

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

C. Organizational Structure

As of March 31, 2019, the Company had 91 Japanese subsidiaries and 273 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda North America, Inc.	U.S.A.	Coordination of Subsidiaries Operation	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing	83.0
A.P. Honda Co., Ltd.	Thailand	Sales	61.0
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2019, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,272	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	2,098	Power products and transmissions
Suzuka, Mie, Japan	6,083	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,256	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A	994	Aircraft
Burlington, North Carolina, U.S.A.	107	Aircraft engines
Marysville, Ohio, U.S.A.	6,034	Automobiles
Anna, Ohio, U.S.A.	2,690	Engines
East Liberty, Ohio, U.S.A.	2,174	Automobiles
Lincoln, Alabama, U.S.A.	4,882	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,521	Automobiles
Alliston, Canada	4,306	Automobiles and engines
El Salto, Mexico	2,492	Motorcycles and automobiles
Celaya, Mexico	4,981	Automobiles
Swindon, U.K.	3,101	Automobiles and engines
Gebze, Turkey	1,110	Motorcycles and automobiles
Gurugram, India	2,641	Motorcycles
Greater Noida, India	2,385	Automobiles
Alwar, India	2,531	Motorcycles and automobiles
Narasapura, India	1,857	Motorcycles
Ahemdabad, India	789	Motorcycles
Karawang, Indonesia	2,770	Automobiles and engines
Melaka, Malaysia	2,759	Automobiles
Ayutthaya, Thailand	2,641	Automobiles
Prachinburi, Thailand	1,204	Automobiles
Bangkok, Thailand	3,518	Motorcycles and power products
Phuc Yen, Vietnam	4,473	Motorcycles and automobiles
Duy Tien, Vietnam	417	Motorcycles
Buenos Aires, Argentina	1,119	Motorcycles and automobiles
Sumare, Brazil	2,858	Automobiles
Ichirapina, Brazil	436	Automobiles
Manaus, Brazil	5,744	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2019, the Company’s property, with a net book value of approximately ¥55.1 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2019 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,465.2 billion, increased by ¥232.2 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥426.5 billion, decreased by ¥7.3 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2018	2019	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥51,681	¥59,288	¥7,607
Automobile Business	370,723	354,388	(16,335)
Financial Services Business	1,799,493	2,039,126	239,633
Financial Services Business (Excluding Equipment on Operating Leases)	338	392	54
Power Product and Other Businesses	11,150	12,451	1,301
Total	¥2,233,047	¥2,465,253	¥232,206
Total (Excluding Equipment on Operating Leases)	¥433,892	¥426,519	¥(7,373)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥59,288 million in the fiscal year ended March 31, 2019. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥354,388 million in the fiscal year ended March 31, 2019. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥392 million in the fiscal year ended March 31, 2019, while capital expenditures for equipment on operating leases were ¥2,038,734 million.

In Power product and other businesses, capital expenditures of ¥12,451 million in the fiscal year ended March 31, 2019, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after fiscal year 2019

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2020 are shown below.

Fiscal year ending March 31, 2020
Yen (millions)
Motorcycle Business	¥79,800
Automobile Business	393,200
Financial Services Business	500
Life Creation and Other Businesses	16,500

Total	¥490,000

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

A. Operating Results

Overview

Business Environment

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2019, the United States economy continued a steady recovery, mainly due to improvement in employment conditions and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and gradually growing personal consumption. In the Asian economies, India, Thailand and Indonesia experienced a moderate recovery. China’s economy continued an upward trend in the first half, but experienced a moderate slowdown in the second half. The Japanese economy saw a gradual recovery, mainly due to steady improvement in employment conditions and an upturn in personal consumption, in addition to growth in capital investment.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of Fiscal Year 2019 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2019, increased from the fiscal year ended March 31, 2018, due mainly to increased sales revenue in all business operations. Operating profit decreased from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability as well as negative foreign currency effects, which was partially offset by continuing cost reduction and the loss related to the settlement of multidistrict class action litigation in the previous fiscal year.

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

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) in fiscal year 2019 totaled 13,215 thousand units, an increase of 2.0% from the previous fiscal year, due mainly to increases primarily in Vietnam and Brazil, which offset a decrease in sales in India.

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,748 thousand units in fiscal year 2019, an increase of 1.6% from the previous fiscal year, due mainly to increases in sales units primarily in North America and Japan mainly driven by the launch of new models.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2019 totaled 6,301 thousand units, an increase of 0.6% from the previous fiscal year, due to an increase in sales units primarily in Asia, which offset a decrease in Other Regions.

Fiscal Year 2019 Compared with Fiscal Year 2018

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2019, increased by ¥527.4 billion, or 3.4%, to ¥15,888.6 billion from the fiscal year ended March 31, 2018, due mainly to increased sales revenue in all business operations. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥787.0 billion, or 5.1%, compared to the increase as reported of ¥527.4 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥634.6 billion, or 4.4%, to ¥15,162.2 billion from the previous fiscal year. Cost of sales increased by ¥580.3 billion, or 4.8%, to ¥12,580.9 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated sales revenue in all business operations, the impact to Europe related to changes of the global automobile production network and capability. Selling, general and administrative expenses totaled to ¥1,774.3 billion basically unchanged from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability, which was partially offset by the loss related to the settlement of multidistrict class action litigation in the previous fiscal year. Research and development expenses increased by ¥55.0 billion, or 7.3%, to ¥806.9 billion from the previous fiscal year.

Operating Profit

Operating profit decreased by ¥107.1 billion, or 12.9%, to ¥726.3 billion from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability as well as negative foreign currency effects, which was partially offset by continuing cost reduction and the loss related to the settlement of multidistrict class action litigation in the previous fiscal year. Honda estimates that by excluding negative foreign currency effects of approximately ¥160.3 billion, operating profit would have increased by approximately ¥53.1 billion.

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

Profit before Income Taxes

Profit before income taxes decreased by ¥135.5 billion, or 12.2%, to ¥979.3 billion. The main factors behind this decrease, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a negative impact of ¥18.8 billion, due mainly to a decrease in profit at affiliates and joint ventures in Asia.

Finance income and finance costs had a negative impact of ¥9.5 billion, due mainly to effect from gains or losses on derivatives. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense increased by ¥316.7 billion to ¥303.0 billion from the previous fiscal year, due mainly to the impacts of the enactment of the Tax Cuts and Jobs Act in the United States in the previous fiscal year. The average effective tax rate increased by 32.1 percentage points to 30.9% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year decreased by ¥452.3 billion, or 40.1%, to ¥676.2 billion from the previous fiscal year, due mainly to the impacts of the enactment of the Tax Cuts and Jobs Act in the United States in the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent decreased by ¥449.0 billion, or 42.4%, to ¥610.3 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests decreased by ¥3.3 billion, or 4.8%, to ¥65.9 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) totaled 13,215 thousand units, increased by 2.0% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Asia and Other regions.

Sales revenue from external customers increased by ¥61.4 billion, or 3.0%, to ¥2,100.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥160.1 billion, or 7.9%, compared to the increase as reported of ¥61.4 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased by ¥36.8 billion, or 2.1%, to ¥1,808.5 billion from the previous fiscal year. Cost of sales increased by ¥39.5 billion, or 2.7%, to ¥1,506.3 billion, due mainly to an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses decreased by ¥3.8 billion, or 1.7%, to ¥215.6 billion. Research and development expenses increased by ¥1.1 billion, or 1.3%, to ¥86.5 billion.

Operating profit increased by ¥24.6 billion, or 9.2%, to ¥291.6 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Japan

Total industry demand for motorcycles in Japan* was approximately 370 thousand units in fiscal year 2019, a decrease of approximately 1% from the previous fiscal year.

Honda’s consolidated unit sales in Japan increased 24.0% to 207 thousand units in fiscal year 2019, a substantial increase from the previous fiscal year, mainly due to increases in sales of the PCX and Cross Cub 110.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, decreased around 3% from the previous year to approximately 660 thousand units in calendar year 2018.

Honda’s consolidated unit sales in North America decreased 3.8% from the previous fiscal year to 301 thousand units in fiscal year 2019. This was mainly due to a decrease in sales of ATVs, despite the effect of launching new models such as the Monkey, primarily in the United States.

*	Source: MIC (Motorcycle Industry Council) The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe* increased around 1% from the previous year to approximately 920 thousand units in calendar year 2018.

Honda’s consolidated unit sales in Europe increased 6.4% from the previous fiscal year to 249 thousand units in fiscal year 2019, mainly reflecting the effect of launching the new model Monkey and a full model change of the Forza.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* increased around 6% from the previous year to approximately 44,270 thousand units in calendar year 2018.

Looking at market conditions by country, in calendar year 2018, demand in India increased about 13% from the previous year to approximately 21,620 thousand units. Demand in China decreased around 11% from the previous year to approximately 7,040 thousand units. Demand in Indonesia increased around 7% from the previous year to approximately 6,300 thousand units. Demand in Vietnam increased around 2% from the previous year to approximately 3,340 thousand units. Demand in Pakistan increased around 7% from the previous year to approximately 2,100 thousand units. Demand in Thailand decreased around 1% from the previous year to approximately 1,790 thousand units.

Honda’s consolidated unit sales in Asia increased 0.7% from the previous fiscal year to 11,201 thousand units in fiscal year 2019. This was mainly due to an increase in sales of scooter models such as the Vision in Vietnam, among other factors, despite a decrease in India due to the impact of revisions to the mandatory vehicle liability insurance requirement.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2019 increased around 13.3% from the previous fiscal year to approximately 4,970 thousand units due mainly to increases in sales of the PCX and Scoopy models.

*	Based on Honda research. Only includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, increased about 18% from the previous year to approximately 950 thousand units in calendar year 2018.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales increased 12.2% from the previous fiscal year to 1,257 thousand units in fiscal year 2019 due mainly to an increase in sales of the CG160 in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,748 thousand units, increased by 1.6% from the previous fiscal year, due mainly to an increase in consolidated unit sales in North America.

Sales revenue from external customers increased by ¥219.9 billion, or 2.0%, to ¥11,072.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥373.3 billion, or 3.4%, compared to the increase as reported of ¥219.9 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales increased by ¥242.5 billion, or 2.2%, to ¥11,287.7 billion from the previous fiscal year.

Operating costs and expenses increased by ¥406.7 billion, or 3.8%, to ¥11,078.0 billion from the previous fiscal year. Cost of sales increased by ¥352.2 billion, or 4.1%, to ¥9,003.6 billion, due mainly to an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses totaled to ¥1,384.6 billion basically unchanged from the previous fiscal year. Research and development expenses increased by ¥49.3 billion, or 7.7%, to ¥689.8 billion.

Operating profit decreased by ¥164.1 billion, or 43.9%, to ¥209.6 billion from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability, which was partially offset by continuing cost reduction and the loss related to the settlement of multidistrict class action litigation in the previous fiscal year.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2018	2019
Passenger cars:	50%	50%
Accord, City, Civic, Crider, Fit/Jazz

Light trucks:	44%	43%
CR-V, Freed, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:	6%	7%
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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 35% higher, our passenger cars category was approximately 20% lower and our mini vehicles category was approximately 50% lower than total weighted average contribution margin for the fiscal year ended March 31, 2019. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 increased around 1% from the previous fiscal year to approximately 5,260 thousand units in fiscal year 2019.

Honda’s consolidated unit sales in Japan increased 2.6% from the previous fiscal year to 643 thousand units*2 in fiscal year 2019. This was mainly due to the effect of launching the new model N-VAN and an increase in sales of the N-BOX.

Honda’s unit production of automobiles in Japan increased 10.0% from the previous fiscal year to 912 thousand units in fiscal year 2019. This was mainly due to increases in export volume and domestic sales volume.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, remained basically unchanged from the previous year at approximately 17,270 thousand units in calendar year 2018. This result reflected a continued increase for light trucks, which offset decreased demand for passenger cars.

Honda’s consolidated unit sales in North America increased 2.7% from the previous fiscal year to 1,954 thousand units in fiscal year 2019. This increase was mainly attributable to the effect of a full model change of the Insight model and an increase in sales of the CR-V model, despite the restrictions on supply caused by the impact of flooding in Mexico.

Honda manufactured 1,802 thousand units in fiscal year 2019, a decrease of 3.4% from the previous fiscal year, mainly reflecting the impact of flooding in Mexico.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* remained basically unchanged from the previous year at approximately 15,620 thousand units in calendar year 2018, mainly due to the slowdown in the diesel market, despite growth in the SUV market and other factors.

Honda’s consolidated unit sales in Europe decreased 7.7% from the previous fiscal year to 169 thousand units in fiscal year 2019. This was mainly due to decreased sales of diesel vehicles.

Unit production at Honda’s U.K. plant in fiscal year 2019 decreased 8.1% from the previous fiscal year to 151 thousand units, mainly due to the termination of production of the CR-V model.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 28 EU countries and three EFTA countries.

Asia

Total demand for automobiles in China, the largest market within Asia, decreased around 3% from the previous year to approximately 28,030 thousand units*1 in calendar year 2018. Total demand for automobiles in other countries in Asia increased about 8% from the previous calendar year to approximately 8,560 thousand units*2. This was mainly due to increases in demand in India and Thailand.

Honda’s consolidated unit sales in Asia increased 1.2% from the previous fiscal year to 734 thousand units in fiscal year 2019. This increase was mainly attributable to the effect of a full model change of the Amaze model in India and an increase in sales of the Jazz model in Thailand, despite a decline in sales in Indonesia among other factors.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China increased 3.9% from the previous fiscal year to 1,499 thousand units in fiscal year 2019. The increase was mainly attributable to an increase in sales of the Civic model and the effect of a full model change of the Crider model.

Honda’s unit production by consolidated subsidiaries in Asia increased 0.5% from the previous fiscal year to 802 thousand units*3 in fiscal year 2019.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. increased 2.8% from the previous fiscal year to 1,491 thousand units in fiscal year 2019.

*1	Source: CAAM (China Association of Automobile Manufacturers)
*2	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.
*3	The total includes the following nine countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India, Pakistan and China.

Other Regions

Total industry demand for automobiles in Brazil, the principal market within Other Regions, increased around 14% from the previous year to approximately 2,470 thousand units* in calendar year 2018. The increase was supported by the gradual economic recovery among other factors.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 1.6% from the previous fiscal year to 248 thousand units in fiscal year 2019 mainly due to a decrease in sales of the WR-V model, despite an increase in sales of the Civic model in Brazil.

Unit production at Honda’s plant in Brazil increased 1.1% from the previous fiscal year to 139 thousand units in fiscal year 2019.

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

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2019, increased by ¥807.9 billion, or 8.9%, to ¥9,854.0 billion from March 31, 2018. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2019 would have increased by approximately ¥513.7 billion, or 5.7%, compared to the previous fiscal year.

Sales revenue from external customers increased by ¥242.1 billion, or 11.4%, to ¥2,365.3 billion from the previous fiscal year, due mainly to increased revenues on disposition of lease vehicles and operating lease revenues. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥245.6 billion, or 11.6%, compared to the increase as reported of ¥242.1 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales increased by ¥242.7 billion, or 11.4%, to ¥2,380.0 billion from the previous fiscal year.

Operating costs and expenses increased by ¥202.8 billion, or 10.5%, to ¥2,144.0 billion from the previous fiscal year. Cost of sales increased by ¥200.1 billion, or 11.0%, to ¥2,026.5 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased revenues on disposition of lease vehicles and operating lease revenues. Selling, general and administrative expenses increased by ¥2.7 billion, or 2.4%, to ¥117.5 billion.

Operating profit increased by ¥39.8 billion, or 20.3%, to ¥235.9 billion from the previous fiscal year, due mainly to an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

Honda’s consolidated unit sales of power products totaled 6,301 thousand units, increased by 0.6 % from the previous fiscal year, due mainly to increased consolidated unit sales in Asia.

Sales revenue from external customers increased by ¥3.9 billion, or 1.1%, to ¥350.9 billion from the previous fiscal year, due mainly to increased consolidated unit sales in power products. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥7.8 billion, or 2.3%, compared to the increase as reported of ¥3.9 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales increased by ¥6.0 billion, or 1.6%, to ¥377.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥13.6 billion, or 3.6%, to ¥388.1 billion from the previous fiscal year. Cost of sales increased by ¥13.8 billion, or 4.8%, to ¥301.1 billion, due mainly to an increase in costs attributable to increased consolidated unit sales in Power product business. Selling, general and administrative expenses decreased by ¥4.8 billion, or 7.8%, to ¥56.5 billion. Research and development expenses increased by ¥4.6 billion, or 17.8%, to ¥30.5 billion from the previous fiscal year.

Operating loss was ¥10.9 billion, an increase of ¥7.5 billion from the previous fiscal year, due mainly to an increase in research and development expenses as well as negative foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in the Power product and other businesses segment was ¥40.2 billion, an improvement of ¥1.6 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in power product business operations in Japan increased 12.0 % from the previous fiscal year to 336 thousand units in fiscal year 2019 mainly due to an increase in sales of OEM engines* and other factors.

*	OEM (Original Equipment Manufacturer) engines: refers to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America increased 1.2% from the previous fiscal year to 3,049 thousand units in fiscal year 2019 mainly attributable to an increase in sales of OEM engines, despite a decline in sales of generators.

Europe

Honda’s consolidated unit sales in Europe decreased 3.7% from the previous fiscal year to 984 thousand units in fiscal year 2019 mainly due to decreases in sales of lawnmowers and trimmers.

Asia

Honda’s consolidated unit sales in Asia increased 3.1% from the previous fiscal year to 1,559 thousand units in fiscal year 2019. This was mainly due to an increase in sales of OEM engines.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) decreased 10.3% from the previous fiscal year to 373 thousand units in fiscal year 2019 mainly due to a decline in sales of lawnmowers.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales increased by ¥367.6 billion, or 8.2%, to ¥4,848.3 billion from the previous fiscal year, due mainly to increased sales revenue in all business operations. Operating profit decreased ¥86.9 billion, or 100.0%, from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability as well as an increase in research and development expenses, which was partially offset by decreased selling, general and administrative expenses.

North America

In North America, where the United States is the principal market, sales revenue increased by ¥439.3 billion, or 5.1%, to ¥9,023.9 billion from the previous fiscal year, due mainly to increased sales revenue in the Automobile business and Financial services business. Operating profit increased by ¥21.2 billion, or 7.6%, to ¥299.7 billion from the previous fiscal year, due mainly to the loss related to the settlement of multidistrict class action litigation in the previous fiscal year and continuing cost reduction, which was partially offset by increased selling, general and administrative expenses.

Europe

In Europe, sales revenue increased by ¥10.2 billion, or 1.1%, to ¥927.4 billion from the previous fiscal year, due mainly to increased sales revenue in the Motorcycle business. Operating loss was ¥6.6 billion, a decrease of 22.4 billion from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability, which was partially offset by continuing cost reduction.

Asia

In Asia, sales revenue increased by ¥51.2 billion, or 1.2%, to ¥4,272.2 billion from the previous fiscal year, due mainly to increased sales revenue in Motorcycle business, which was partially offset by negative foreign currency effects. Operating profit totaled to ¥404.2 billion basically unchanged from the previous fiscal year, due mainly to continuing cost reduction as well as an increase in profit attributable to increased sales revenue and model mix, which was partially offset by increased selling, general and administrative expenses.

Other Regions

In Other Regions, sales revenue decreased by ¥73.0 billion, or 8.7%, to ¥764.4 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by increased sales revenue in the Motorcycle business and Automobile business. Operating profit decreased by ¥21.2 billion, or 48.4%, to ¥22.6 billion from the previous fiscal year, due mainly to negative foreign currency effects, which was partially offset by continuing cost reduction.

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

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Provisions for product warranties
Balance at beginning of year	¥727,441	¥520,130	¥457,596

Effect of changes in accounting policy	¥—	¥—	¥(4,536)

Adjusted balance at beginning of year	¥727,441	¥520,130	¥453,060

Provision*	¥198,016	¥219,575	¥247,194
Write-offs	(341,416)	(239,903)	(231,230)
Reversal	(54,324)	(30,022)	(17,596)
Exchange differences on translating foreign operations	(9,587)	(12,184)	7,054

Balance at end of year	¥520,130	¥457,596	¥458,482

Sales revenue	¥13,999,200	¥15,361,146	¥15,888,617

*

Provisions for product warranties accrued during the period for the years ended March 31, 2017, 2018 and 2019 are ¥198.0 billion, ¥219.5 billion and ¥247.1 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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

The allowance for credit losses is management’s estimate of expected credit loss on receivables from financial services. Our finance subsidiaries evaluate these estimates, at minimum, on a quarterly basis.

The allowance for credit losses is measured at amounts according to the three-stage expected credit loss (ECL) model:

Stage 1	12-month ECL for financial assets without a significant increase in credit risk since initial recognition

Stage 2	Lifetime ECL for financial assets with a significant increase in credit risk since initial recognition but that are not credit-impaired

Stage 3	Lifetime ECL for credit-impaired financial assets

Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

To determine whether credit risk has increased significantly, consumer finance receivables are assessed both individually and collectively. Individual assessments are based on delinquencies. Consumer finance receivables 30 days or greater past due have historically experienced increased default rates and therefore are considered to have a significant increase in credit risk. Collective assessments are performed for groups of consumer finance receivables with shared risk characteristics such as the period of initial recognition, collateral type, original term, and credit score considering relative changes in expected default rates since initial recognition. Dealer finance receivables are assessed at the individual dealership level to determine whether credit risk has increased significantly considering payment performance and other factors such as changes in the financial condition of the dealership and compliance with debt covenants.

Our definition of default on receivables from financial services varies depending on internal risk management practices of each of our finance subsidiaries. Our most significant finance subsidiary located in the United States considers delinquencies of 60 days past due to be in default. Collection efforts on consumer finance receivables are escalated after becoming 60 days past due including repossession of the underlying vehicles if it has been determined that the borrower is unable to perform on their obligations. Defaulted consumer finance receivables are considered to be credit-impaired. Dealer finance receivables are considered to be credit-impaired when there is evidence we will be unable to collect all amounts due in accordance with the original contractual terms including significant financial difficulty of the dealership, a breach of contract, such as a default or delinquency, or bankruptcy.

At the finance subsidiary in the United States, the estimated uncollectible portion of consumer finance receivables are written-off at 120 days past due or upon repossession of the underlying vehicle. Although various statutory regulations limit the length of time and circumstances when enforcement activities can be taken, in general, the outstanding contractual balances continue to be subject to enforcement activities for several years after write-offs. The portion of outstanding contractual balances that is estimated to be uncollectible reflects our expectations of collections from enforcement activities. Dealer finance receivables are written-off when there is no reasonable expectation of recovery.

At the finance subsidiary in the United States, ECL of consumer finance receivables is measured for groups of financial assets with shared risk characteristics by reflecting historical results, current conditions, and forward-looking factors such as unemployment rates, used vehicles prices, and consumer debt service burdens. Estimated losses on operating leases due to early terminations are also measured collectively, using estimation techniques similar to those applied for consumer finance receivables.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as part of our allowance calculation would have on the remeasurement and allowance for credit losses. If we had experienced a 10% increase in write-offs during fiscal year 2019, the remeasurement for fiscal year 2019 and the allowance balance at the end of fiscal year 2019 would have increased by approximately ¥7.4 billion and ¥4.3 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2019.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2017	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥22,300	¥762	¥2,503	¥25,565

Provision	¥29,870	¥338	¥(278)	¥29,930
Write-offs	(33,045)	(287)	(382)	(33,714)
Recoveries	8,487	69	3	8,559
Exchange differences on translating foreign operations	1,255	(73)	(23)	1,159

Balance at end of year	¥28,867	¥809	¥1,823	¥31,499

Ending balance of receivables from financial services	¥4,199,715	¥184,339	¥608,549	¥4,992,603
Average balance of receivables from financial services	¥4,100,161	¥195,750	¥568,024	¥4,863,935
Net write-offs as a % of average balance of receivables from financial services	0.60%	0.11%	0.07%	0.52%
Allowance as a % of ending balance of receivables from financial services	0.69%	0.44%	0.30%	0.63%

	Yen (millions)
For the year ended March 31, 2018	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥28,867	¥809	¥1,823	¥31,499

Provision	¥36,037	¥214	¥336	¥36,587
Write-offs	(39,478)	(299)	(271)	(40,048)
Recoveries	8,368	50	13	8,431
Exchange differences on translating foreign operations	(1,718)	47	5	(1,666)

Balance at end of year	¥32,076	¥821	¥1,906	¥34,803

Ending balance of receivables from financial services	¥4,187,420	¥165,156	¥651,141	¥5,003,717
Average balance of receivables from financial services	¥4,283,938	¥178,083	¥608,199	¥5,070,220
Net write-offs as a % of average balance of receivables from financial services	0.73%	0.14%	0.04%	0.62%
Allowance as a % of ending balance of receivables from financial services	0.77%	0.50%	0.29%	0.70%

	Yen (millions)
For the year ended March 31, 2019	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥32,076	¥821	¥1,906	¥34,803

Effect of changes in accounting policy	¥4,599	¥—	¥—	¥4,599

Adjusted balance at beginning of year	¥36,675	¥821	¥1,906	¥39,402

Remeasurement	¥33,873	¥92	¥755	¥34,720
Write-offs	(30,986)	(125)	153	(30,958)
Exchange differences on translating foreign operations	198	(58)	(101)	39

Balance at end of year	¥39,760	¥730	¥2,713	¥43,203

Ending balance of receivables from financial services	¥4,602,848	¥142,855	¥712,214	¥5,457,917
Average balance of receivables from financial services	¥4,462,772	¥150,766	¥661,846	¥5,275,384
Write-offs as a % of average balance of receivables from financial services	0.69%	0.08%	(0.02)%	0.59%
Allowance as a % of ending balance of receivables from financial services	0.86%	0.51%	0.38%	0.79%

Honda has adopted IFRS 9 issued in July 2014 with a date of initial application of April 1, 2018. Comparative amounts for the years ended March 31, 2017 and 2018 represent the allowance for credit losses under previous accounting policies. Details of changes in accounting policies are described in “(d) Changes in Accounting Policies” of note “(2) Basis of Preparation” to the accompanying consolidated financial statements.

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2017	2018	2019
Remeasurement for credit losses on past due lease payments under operating leases	¥2,493	¥3,437	¥4,436
Impairment losses on operating leases due to early termination	¥7,987	¥11,911	¥11,217

Fiscal Year 2019 Compared with Fiscal Year 2018

The remeasurement for credit losses on receivables from financial services for the fiscal year ended March 31, 2019 decreased by ¥1.8 billion, or 5.1%, from the provision for fiscal year ended March 31, 2018. Net write-offs of receivables from financial services for the fiscal year ended March 31, 2019 decreased by ¥0.6 billion, or 2.1%, from the fiscal year ended March 31, 2018. The decrease in the remeasurement for credit losses and net write-offs was attributable to foreign currency translation effects in our finance subsidiary in Other Regions.

Although the actual impairment losses on operating leases due to early termination we realized during the fiscal year ended March 31, 2019 continued to increase compared to prior years, the rate of increase has slowed. As a result, impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2019 decreased by ¥0.6 billion, or 5.8%, from the fiscal year ended March 31, 2018.

Fiscal Year 2018 Compared with Fiscal Year 2017

The provision for credit losses on receivables from financial services for the fiscal year ended March 31, 2018 increased by ¥6.6 billion, or 22.2%, from the fiscal year ended March 31, 2017. Net write-offs of receivables from financial services for the fiscal year ended March 31, 2018 increased by ¥6.4 billion, or 25.7%, from the fiscal year ended March 31, 2017. The increase in the provision for credit losses and net write-offs was primarily attributable to an increase in loss severities on receivables in our North American finance subsidiaries. The increase in loss severities is due in part to the increase in the volume of retail loans with longer terms which typically have higher financed amounts. Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2018 increased by ¥3.9 billion, or 49.1%, from the fiscal year ended March 31, 2017 primarily due to the growth in equipment on operating leases in our North American finance subsidiaries.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2019 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥7.0 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥1.2 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2019. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2019 were 0.6% and 1.6%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2019 were 2.5 - 3.9% and 2.5 - 3.0%, respectively.

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

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2018 and 2019. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

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

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥437.9 billion as of March 31, 2019. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥ 6,995.6 billion as of March 31, 2019.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2019 Compared with Fiscal Year 2018

Consolidated cash and cash equivalents on March 31, 2019 increased by ¥237.6 billion from March 31, 2018, to ¥2,494.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥775.9 billion of cash inflows. Cash inflows from operating activities decreased by ¥211.6 billion compared with the previous fiscal year, due mainly to an increase in payments for parts and raw materials, which was partially offset by an increase in cash received from customers.

Net cash used in investing activities amounted to ¥577.5 billion of cash outflows. Cash outflows from investing activities decreased by ¥37.5 billion compared with the previous fiscal year, due mainly to an increase in proceeds from sales and redemptions of other financial assets.

Net cash provided by financing activities amounted to ¥22.9 billion of cash inflows. Cash inflows from financing activities increased by ¥197.2 billion compared with the previous fiscal year, due mainly to an increase in proceeds from financing liabilities, which was partially offset by an increase in repayments of financing liabilities.

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

Liquidity

The ¥2,494.1 billion in cash and cash equivalents as of March 31, 2019 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2019 corresponds to approximately 1.9 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,295.0 billion have committed lines of credit equivalent to ¥1,080.5 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2019 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2019.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A2
Standard & Poor’s Rating Services	A-1	A
Rating and Investment Information	a-1+	AA

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

C. Research and Development

The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. To attain this goal, Honda’s main R&D divisions operate independently as subsidiaries, allowing engineers to pursue their tasks with significant freedom. Product-related R&D is conducted mainly by Honda R&D Co., Ltd. in Japan; Honda R&D

Americas, Inc. in the United States; and Honda Motor (China) Technology Co., Ltd. in China. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. in the United States. All of these entities work in close association with our other entities and businesses in their respective regions.

A portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized, and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.

R&D activities by segment are as follows.

Motorcycle Business

In the Motorcycle business, Honda has been engaging in research and development with the policy of ‘maximizing the organizational climate of self-challenge and maximizing value creation with products and technology.’

Among major technological achievements, in November 2018, we began lease sales of the PCX ELECTRIC, which was announced at the TOKYO MOTOR SHOW in 2017. It has a driving range of 41km on a charge thanks to its two detachable Honda Mobile Power Pack batteries. Demonstration testing in Indonesia and Miyakojima in Japan verified the convenience of the electric motorcycle for both business and personal use, and collected data regarding usage. This data is being used in further development, and we are making steady advances in our efforts to promote greater electric motorcycle penetration.

In September 2018, we launched the PCX HYBRID, which is the world’s first mass-produced motorcycle with a hybrid system. A motor assists the motorcycle’s engine, providing greater throttle response and producing superb drive performance than conventional scooters in the same class.

We launched the Super Cub C125 and Monkey125, which combine commuter practicality with playfulness and sophistication. The Super Cub C125, launched in September 2018, features universal and elegant styling, with the curvy silhouette of past models and unit steering reminiscent of the vehicle’s debut model. It also has more rigid structural components for more stable vehicle body behavior commensurate with its 125cc drive performance. The Monkey125, launched in July 2018, retains the cute silhouette of previous Monkey models, but has a 1,155mm wheel base, providing straight line stability and excellent handling performance for various driving conditions, such as when cornering or driving on rough terrain.

Furthermore, the CB650R, a middle-class naked road sports model launched in March 2019, is even more lightweight than past models, with a more centered mass. The components used in the body, underbody, and power unit have been refined, enriching the new generation CB series lineup.

R&D expenditures in this segment incurred during the fiscal years 2017, 2018 and 2019 were ¥74.3 billion, ¥79.4 billion and ¥85.1 billion, respectively.

Automobile Business

In the Automobile business, Honda is engaged in research and development under the policies of ‘aim for research laboratories that are one step ahead,’ ‘change awareness and behavior in times of industry revolution’ and ‘pursue value from the perspective of the customer and continue to create high quality products with high quality working methods toward realizing Honda’s vision for 2030.’

Among major technological achievements, in July 2018, we launched the CLARITY PHEV to enrich our lineup of electric vehicles and contribute to their full-fledged adoption and popularization. The two-motor

SPORT HYBRID i-MMD hybrid system was optimized for plug-in hybrid vehicles, and battery capacity improvements, converter output enhancements, and other advances have made EV driving possible in an even wider range of fields. The hybrid system provides an EV driving range (electric operation driving range) of 114.6km (JC08 mode), capable of covering most day to day driving needs, while size reductions have allowed it to be installed underfloor.

The INSIGHT, launched in December 2018, uses both the 1.5L DOHC i-VTEC engine and the SPORT HYBRID i-MMD. It offers improved fuel economy, powerful acceleration, and comfortable driving.

The N-VAN, developed as a new standard for van-type mini-vehicles, was launched in July 2018. It features Honda’s proprietary center-tank layout, with the fuel tank located beneath the front seats, and low-floor cargo space, making it easy to accommodate tall luggage. It is also the first van-type mini-vehicle to use a center-pillarless design for greater loading efficiency. Furthermore, it offers collision safety performance by using strong, lightweight materials and door-in pillar structure. In the 2018 Preventive Safety Performance Assessment, it was granted the highest rating, ASV+++.

In September 2018, we completely redesigned the CRIDER, a China-exclusive sedan launched in 2013. In addition to providing it with the feel of a vehicle in a higher size class and creating a more spacious interior, we also gave it a fuel mileage of 4.9L/100km, meeting Chinese fuel mileage regulations for 2020. This has provided the model with new value that is not restricted by the bounds of sedan conventions.

Furthermore, we launched the CR-V, one of Honda’s leading global models, in Japan for the first time in two years. The gasoline model released in August 2018, boasts a high output turbo engine and an interior that meets a wide range of needs. The hybrid model released in November 2018, features SPORT HYBRID i-MMD, offering both high fuel mileage and powerful driving, together with linear, high quality drivability. Both models provide reliable, comfortable driving in all situations, such as through their use of a hands-free power tailgate (Hands-Free Access Power Tailgate), the first in any automobile in Japan.

R&D expenditures in this segment incurred during the fiscal years 2017, 2018 and 2019 were ¥559.8 billion, ¥625.0 billion and ¥703.6 billion, respectively.

Power Product and Other Businesses

Honda has engaged in research and development in the Power products and other businesses, based on the policy of ‘Creating and providing the value of high quality usefulness and joy to support the lives and work of a diverse range of people’.

Among major technological achievements, new capabilities have been added to Honda’s series of hybrid snow blowers, which are capable of quickly and powerfully removing snow, and improved hybrid snow blowers have been rolled out to the market. The HSM1590i, launched in September 2018, has the first smart auger system in its class. This reduces the burden placed by auger control during operation. The HSM1590i is also the first snow blower with tilt-linked speed control. This reduces slipping and sticking when blowing snow, improving operability in deep snow. The HSM1390i(JR) and HSM1380i(JR), launched in September 2018, have improved auger reset functions and greater ease of use. The HSS1170i, released in July 2018, offers improved turn feeling thanks to movement control adjustment, and accelerates more smoothly from a stop.

In November 2018, we began accepting orders for the Smart Hydrogen Station(SHS)70MPa. It has a compact design thanks to its use of the Power Creator, Honda’s original high-differential-pressure water electrolysis system. Despite its compact size, it is the world’s first high-pressure water electrolysis hydrogen station with a filling pressure of 70MPa and a storage pressure of 82MPa. We aim to eliminate CO2 production starting with the energy that powers vehicles, and are expanding our efforts to create a low-carbon, hydrogen-based society.

We also fully redesigned the popular GCV series, which is used in lawnmower and high-pressure washer power units. The redesigned GCV was gradually rolled out, starting in September 2018. Three models were developed: the GCV145, the GCV170, and the GCV200. They not only offer the superb fuel economy of previous models, but also use combustion technology improvements to achieve some of the greatest output and torque in their class, and were made easier to start, improving their ease of use as power units in work equipment in consumer products.

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

The HondaJet Elite, a high-performance version of the HondaJet, carries on the technologies developed by Honda and used in the HondaJet, as well as featuring several state-of-the-art technologies and devices. These lengthen their cruising distances, improve takeoff and landing performance, create quieter cabin interiors by using Noise Attenuating Engine Inlets, and produce more highly evolved avionics systems, improving product competitiveness. In calendar year 2018, the HondaJet became the most delivered aircraft in the world in the small jet category for the second consecutive year, and in December 2018, it received type certification in Japan and we began product delivery. The HondaJet Elite has now received type certification in nine countries, and we are working to enhance sales, such as by increasing the number of dealers.

R&D expenditure in this segment incurred during the fiscal years 2016, 2017 and 2018 were ¥25.6 billion, ¥26.2 billion and ¥31.2 billion, respectively.

Patents and Licenses

As of March 31, 2019, Honda owned more than 21,600 patents in Japan and more than 28,000 patents abroad. Honda also had applications pending for more than 6,800 patents in Japan and for more than 14,300 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating Results” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2019 was ¥57.4 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2019, we guaranteed ¥11.9 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥11.9 billion. As of March 31, 2019, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2019:

Contractual Obligations

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥7,650,429	¥3,321,576	¥2,787,501	¥1,301,714	¥239,638
Other financial liabilities	219,911	107,758	50,969	28,159	33,025
Future minimum lease payments under non-cancelable operating leases	115,634	23,733	29,300	18,256	44,345
Purchase and other commitments*1	99,379	80,050	17,445	644	1,240
Contributions to defined benefit pension plans*2	76,232	76,232	—	—	—

Total	¥8,161,585	¥3,609,349	¥2,885,215	¥1,348,773	¥318,248

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2019.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Chairman and Director

Toshiaki Mikoshiba (November 15, 1957)	Joined Honda Motor Co., Ltd. in April 1980	*2	38,500
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

	Chief Officer for Regional Operations (Europe Region), appointed in April 2014

	President and Director of Honda Motor Europe Ltd., appointed in April 2014

	Senior Managing Officer of the Company, appointed in April 2015

	Chief Officer for Regional Operations (North America), appointed in April 2016

	President and Director of Honda North America, Inc., appointed in April 2016

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in April 2016

	In Charge of Sales and Marketing of the Company, appointed in April 2017

	Senior Managing Director, appointed in June 2017

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

President, Chief Executive Officer and Director of Honda North America, Inc., appointed in April 2018

Chairman, Chief Executive Officer and Director of Honda North America, Inc., appointed in November 2018

Chairman, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in November 2018

Chairman and Director of the Company, appointed in April 2019 (presently held)

Chairman of the Board of Directors, appointed in April 2019 (presently held)

Director in Charge of Government and Industry Relations, appointed in April 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Representative Directors

Takahiro Hachigo (May 19, 1959)	Joined Honda Motor Co., Ltd. in April 1982	*2	38,600
	General Manager of Automobile Purchasing Division II for Purchasing Operations, appointed in April 2008

	Operating Officer, appointed in June 2008

	General Manager of Purchasing Division II for Purchasing Operations, appointed in April 2010

	General Manager of Suzuka Factory for Production Operations, appointed in April 2011

	Vice President and Director of Honda Motor Europe, Ltd., appointed in April 2012

	Managing Officer of Honda R&D Co., Ltd., appointed in September 2012

	President and Director of Honda R&D Europe (U.K.) Ltd., appointed in September 2012

	Representative of Development, Purchasing and Production (China) of the Company, appointed in April 2013

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2013

	Vice President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer, appointed in April 2015

	President, Chief Executive Officer and Representative Director, appointed in June 2015

	Chief Executive Officer, appointed in April 2017 (presently held)

	President and Representative Director, appointed in June 2017 (presently held)

	Director in Charge of Research & Development (Research & Development, Intellectual Property and Standardization), appointed in April 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Seiji Kuraishi (July 10, 1958)	Joined Honda Motor Co., Ltd. in April 1982	*2	38,700
	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2007

	Operating Officer of the Company, appointed in June 2007

	President of Dongfeng Honda Automobile Co., Ltd., appointed in January 2008

	Chief Officer for Regional Operations (China) of the Company, appointed in April 2010

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2010

	Director of the Company, appointed in June 2010

	Operating Officer and Director, appointed in April 2011

	Operating Officer, appointed in June 2011 (resigned from position as Director)

	President of Honda Motor Technology (China) Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer, appointed in April 2016

	Executive Vice President, Executive Officer and Representative Director, appointed in June 2016

	Risk Management Officer, appointed in June 2016

	Corporate Brand Officer, appointed in June 2016 (presently held)

	Chief Operating Officer, appointed in April 2017 (presently held)

	In Charge of Strategy, Business Operations and Regional Operations, appointed in April 2017

	Executive Vice President and Representative Director, appointed in June 2017 (presently held)

	Director in Charge of Strategy, Business Operations and Regional Operations, appointed in April 2019 (presently held)

	Chief Officer for Automobile Operations, appointed in April 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Senior Managing Directors

Yoshi Yamane (September 28, 1958)	Joined Honda Engineering Co., Ltd. in October 1985	*2	37,300
	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations of the Company, appointed in April 2008

	Operating Officer, appointed in June 2008

	Responsible for Production for Production Operations, appointed in June 2008

	Responsible for Production for Regional Operations (China), appointed in April 2009

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in September 2010

	General Manager of Suzuka Factory for Production Operations of the Company, appointed in April 2012

	Representative of Automobile Development, Purchasing and Production (Japan), appointed in April 2013

	General Manager of Suzuka Factory of Automobile Production for Automobile Operations, appointed in April 2013

	Managing Officer, appointed in April 2014

	Head of Automobile Production for Regional Operations (Japan), appointed in April 2014

	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan), appointed in April 2014

	Senior Managing Officer, appointed in April 2015

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

Senior Managing Officer and Director, appointed in June 2015

Chief Officer for Production Operations, appointed in April 2016

In Charge of Production (Production, Purchasing, Quality, Parts and Service) appointed in April 2017

Senior Managing Director, appointed in June 2017 (presently held)

Director in Charge of Production (Production, Purchasing, Quality, Parts and Service), appointed in April 2019 (presently held)

Risk Management Officer, appointed in April 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kohei Takeuchi	Joined Honda Motor Co., Ltd. in April 1982	*2	27,900
(February 10, 1960)	General Manager of Accounting Division for Business Management Operations, appointed in April 2010

	Operating Officer, appointed in April 2011

	Chief Officer for Business Management Operations, appointed in April 2013

	Operating Officer and Director, appointed in June 2013

	Managing Officer and Director, appointed in April 2015

	Senior Managing Officer and Director, appointed in April 2016

	Chief Officer for Driving Safety Promotion Center, appointed in April 2016 (presently held)

	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT), appointed in April 2017

	Senior Managing Director, appointed in June 2017 (presently held)

	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT), appointed in April 2019 (presently held)

	Compliance Officer, appointed in April 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Motoki Ozaki (June 6, 1949)	Chairman of the Board of Kao Corporation, appointed in June 2012 (resigned in March 2014)	*2	1,100

	President and Representative Director of The Kao Foundation for Arts and Sciences, appointed in June 2012 (presently held)

	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, appointed in March 2014 (presently held)

	President of New National Theatre Foundation, appointed in June 2014 (presently held)

	Outside Director of Nomura Securities Co., Ltd., appointed in June 2015

	Director of the Company, appointed in June 2016 (presently held)

	Outside Director (Audit and Supervisory Committee Member) of Nomura Securities Co., Ltd., appointed in April 2019 (presently held)

Hiroko Koide (August 10, 1957)	Joined J. Walter Thompson Japan K.K. (currently J. Walter Thompson Japan G.K.) in September 1986	*2	—

	Joined Nippon Lever K.K. (currently Unilever Japan K.K.) in May 1993

	Director of Nippon Lever K.K., appointed in April 2001 (resigned in March 2006)

	General Manager of Marketing Management Division, Masterfoods Ltd. (U.S.) (currently Mars Japan Limited (U.S.)), appointed in April 2006

	Chief Operating Officer of Mars Japan Limited (U.S.), appointed in April 2008 (resigned in August 2010)

	President and Representative Director of Parfums Christian Dior Japon K.K., appointed in November 2010 (resigned in January 2012)

	Outside Director of Kirin Co., Ltd., appointed in January 2013 (resigned in March 2018)

	Senior Vice President of Global Marketing, Newell Rubbermaid Inc. (U.S.) (currently Newell Brands Inc. (U.S.)), appointed in April 2013 (resigned in February 2018)

	Outside Director of Mitsubishi Electric Corporation, appointed in June 2016 (presently held)

	Director of Vicela Japan Co., Ltd., appointed in April 2018 (resigned in March 2019)

	Director of the Company, appointed in June 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Takanobu Ito	Joined Honda Motor Co., Ltd. in April 1978	*2	47,200
(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc., appointed in April 1998

	Director of the Company, appointed in June 2000

	Senior Managing Director of Honda R&D Co., Ltd., appointed in June 2001

	Managing Director of the Company, appointed in June 2003

	Responsible for Motor Sports, appointed in June 2003

	President and Representative Director of Honda R&D Co., Ltd., appointed in June 2003

	General Supervisor for Motor Sports of the Company, appointed in April 2004

	General Manager of Suzuka Factory for Production Operations, appointed in April 2005

	Managing Officer, appointed in June 2005

	Chief Officer for Automobile Operations, appointed in April 2007

	Senior Managing Director, appointed in June 2007

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2009

	President and Representative Director of the Company, appointed in June 2009

	President, Chief Executive Officer and Representative Director, appointed in April 2011

	Chief Officer for Automobile Operations, appointed in April 2011

	Director and Advisor, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors (Audit and Supervisory Committee Members)

Masahiro Yoshida	Joined Honda Motor Co., Ltd. in April 1979	*3	41,900
(March 5, 1957)	Responsible for Human Resources and Associate Relations and General Manager of Human Resources Division for Business Support Operations, appointed in April 2007

	Operating Officer, appointed in June 2007

	General Manager of Hamamatsu Factory for Production Operations, appointed in April 2008

	Chief Officer for Business Support Operations, appointed in April 2010

	Director, appointed in June 2010

	Operating Officer and Director, appointed in April 2011

	Compliance Officer, appointed in April 2012

	Managing Officer and Director, appointed in April 2013

	Corporate Auditor (Full-time), appointed in June 2016

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

Masafumi Suzuki	Joined Honda Motor Co., Ltd. in April 1987	*3	47,620
(April 23, 1964)	General Manager of Regional Operation Planning Office for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2010

	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012

	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hideo Takaura	Registered as Japanese Certified Public Accountant in May 1977	*3	1,500
(June 19, 1949)	Chief Executive Officer of PricewaterhouseCoopers Aarata (currently, PricewaterhouseCoopers Aarata LLC), appointed in September 2006

	Representative Partner of PricewaterhouseCoopers Aarata, appointed in May 2009 (resigned in June 2009)

	Outside Auditor of Innovation Network Corporation of Japan (currently Japan Investment Corporation), appointed in July 2009 (presently held)

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

	Outside Director of Tokyo Electric Power Company Holdings, Inc., appointed in June 2017 (presently held)

	Outside Auditor of INCJ, Ltd., appointed in September 2018 (presently held)

Mayumi Tamura (May 22, 1960)	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (currently Seiyu G.K.), appointed in June 2007	*3	1,500

	Executive Officer, SVP and Chief Financial Officer of Seiyu G.K. and Wal-Mart Japan Holdings G.K. (currently Wal-Mart Japan Holdings K.K.), appointed in May 2010 (resigned in July 2013)

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

	Outside Director of Hitachi High-Technologies Corporation, appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunihiko Sakai (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*3	—
Public Prosecutor of Nagano District Public Prosecutors’ Office, appointed in March 1980

Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in March 1983

First Secretary of Embassy of Japan in the United States of America, appointed in July 1990

Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1994

Senior Counsel of Minister’s Secretariat of Ministry of Justice, appointed in July 1998

Public Prosecutor of Tokyo High Public Prosecutors’ Office and Assistant Director of Public Security Department of Tokyo District Public Prosecutors’ Office, appointed in April 2000

Director of the United Nations Asia and Far East Institute for the Prevention of Crime and the Treatment of Offenders, appointed in April 2002

Director of Trial Department of Tokyo High Public Prosecutors’ Office, appointed in July 2005

Public Prosecutor of Supreme Public Prosecutors’ Office, appointed in July 2006

Chief Public Prosecutor of Nara District Public Prosecutors’ Office, appointed in June 2007

Director-General of General Affairs Department of Supreme Public Prosecutors’ Office, appointed in July 2008

Director of Lay Judge Trial Department of Supreme Public Prosecutors’ Office, appointed in June 2010

Chief Public Prosecutor of Nagoya District Public Prosecutors’ Office, appointed in October 2010

President of Research and Training Institute of Ministry of Justice, appointed in June 2012

Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office, appointed in July 2014

Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office, appointed in September 2016 (resigned in March 2017)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Registered with the Dai-Ichi Tokyo Bar Association in April 2017

Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (presently held)

Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019 (presently held)

*1	Directors (including Audit and Supervisory Committee Members) Mr. Motoki Ozaki, Ms. Hiroko Koide, Mr. Hideo Takaura, Ms. Mayumi Tamura and Mr. Kunihiko Sakai are Outside Directors.
*2

The term of office of a Director who is not a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2020 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2019.

*3

The term of office of a Director who is a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2021 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2019.

*4

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

Managing Officers

Takashi Sekiguchi	Executive in Charge of Corporate Planning

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Shinji Aoyama	Chief Officer for Regional Operations (North America)

President, Chief Executive Officer and Director of Honda North America, Inc.

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Noriya Kaihara	Chief Officer for Purchasing Operations

Toshihiro Mibe	President and Representative Director of Honda R&D Co., Ltd.

Executive in Charge of Intellectual Property and Standardization

Mitsugu Matsukawa	President and Director of Honda of America Mfg., Inc.

Noriaki Abe	Chief Officer for Motorcycle Operations

Yasuhide Mizuno	Chief Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor (China) Technology Co., Ltd.

Operating Officers

Issao Mizoguchi	Chief Officer for Regional Operations (South America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Yusuke Hori	Chief Officer for Customer First Operations

Chief Officer for IT Operations

Tomomi Kosaka	President and Representative Director of Honda Engineering Co., Ltd.

Toshiyuki Shimabara	Representative of Production for Regional Operation (China)

Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Executive Vice President of Honda Motor (China) Technology Co., Ltd.

Kazuhiro Odaka	Executive in Charge of Government and Industry Relations

Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Hiroyuki Kachi	Chief Officer for Production Operations

Executive in Charge of Corporate Project

Soichi Yamamoto	General Manager of Saitama Factory, Production Operations

Katsushi Inoue	Chief Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Asako Suzuki	Chief Officer for Human Resources and Corporate Governance Operations

Katsuhisa Okuda	Chief Officer for Life Creation Operations

Katsuhide Moriyama	Chief Officer for Brand and Communication Operations

Keiji Ohtsu	Chief Quality Officer

Yoshishige Nomura	General Manager of Monozukuri Center, Motorcycle Operations

Senior Managing Director of Honda R&D Co., Ltd.

President and Representative Director of Honda Racing Corporation

Yoshikado Nakao	Executive in Charge of Purchasing, Purchasing Operations

Hiroshi Tokutake	General Manager of Kumamoto Factory, Motorcycle Operations

Executive in Charge of Life Creation Production, Life Creation Operations

Taro Kobayashi	Executive in Charge of Automobile Sales, Automobile Operations

Jiro Morisawa	Chief Officer for Business Management Operations

There is no family relationship between any director or operating officer and any other director or operating officer.

None of Honda’s members of the board of directors is party to a service contract with Honda or any of its subsidiaries that provides for benefits upon termination of employment.

B. Compensation

The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant business year, and a stock compensation linked to mid- to long-term business results.

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

Stock compensation shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Board of Directors, so that the stock compensation functions as a sound incentive aimed at sustainable growth.

Remuneration of the executive Directors and the Operating Officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Board of Directors as well as executive bonuses and stock compensation.

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

Regarding remuneration and other related matters, it was approved at the Ordinary General Meeting of Shareholders held on June 15, 2017 that the amount of remuneration for Directors (excluding Audit and Supervisory Committee Members) shall be no more than 1,160 million yen per year, while the remuneration for Outside Directors shall be no more than 34 million yen, and the remuneration for Directors who are Audit and Supervisory Committee Members shall be no more than 270 million per year. At the time of the approval, there were nine Directors (of which two are Outside Directors; excluding Director who are Audit and Supervisory Committee Members) and there were five Directors who belong to the Audit and Supervisory Committee.

Besides the amount of the remuneration provided above, it was approved at the Ordinary General Meeting of Shareholders held on June 14, 2018 that, for the Directors and Operating Officers who conduct business execution and who are residents of Japan, a new stock compensation scheme providing delivery or grant of shares in the Company and monetary compensation in an amount equivalent to the conversion proceeds of shares in the Company along with the dividends on shares in the Company will be introduced. The maximum amount of funds contributed by the Company was set at 3,910 million yen for the trust period (approximately three years). At the time of the approval, five Directors and 16 Operating Officers were eligible for this scheme.

The Board of Directors has the authority to determine policies relating to determination of the amount of remuneration paid to the Company’s Directors as well as the relevant calculation methods. The scope of such authority and discretionary power of the Board of Directors to determine and approve the remuneration standards as well as the amount of remuneration paid to the Directors shall be within the allowed amount of remuneration set by the Ordinary General Meeting of Shareholders. If the Board of Directors seeks to determine or change the remuneration structure or the remuneration standards for the Directors, it shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee.

In the process of determining the remuneration of Directors for this business year, changes in the remuneration standards as well as introduction of a new stock compensation scheme were approved at the meeting of the Board of Directors held on May 15, 2018. In addition, the amounts of bonus to be paid to Directors were decided at the meeting of the Board of Directors held on May 8, 2019. Furthermore, changes in the remuneration standards as well as introduction of a new stock compensation scheme were approved at the meeting of the Board of Directors on May 15, 2018, based on the opinions that the suggested change and procedures were appropriate by the Audit and Supervisory Committee Meeting held on May 9, 2018.

Remuneration of executive Directors shall consist of performance-linked remuneration and other kinds of remuneration, whose ratio will be determined as follows. If performance-linked remuneration is paid at the base amount, 50% of the total remuneration will consist of performance-linked remuneration, such as the bonus and stock compensation, and the rest 50% will consist of other kinds of remuneration.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even Directors and Operating Officers who are not eligible for stock compensation shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

Directors and Operating Officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock compensation or acquired through the Officers Shareholding Association.

In addition, regarding the guideline for performance-linked remuneration, the bonus amount is determined based on the business results of each business year, dividends paid to shareholders and the standards of bonuses of employees and other factors. The guideline for stock compensation is determined based on financial indicators, such as consolidated operating margin, and the degree of growth in non-financial indicators, such as brand value and ESG (Environmental, Social and Governance).

The above guideline determining the amount of bonus is selected in order to measure the degree of contribution to corporate value for each business year and to measure the degree of achievement of corporate responsibility to shareholders and employees. The above guideline determining the amount of stock compensation is selected in order to achieve sustainable growth and enhancement of corporate value over the mid- to long term.

Regarding the amount of performance-linked remuneration, while a specific target of the guideline is not set, the amount of bonus is determined at each meeting of the Board of Directors based on the relationship between the guidelines and amounts of bonus paid in the past as well as of the current business condition and future prospects.

The amount of stock compensation is determined within the range of 50%-150% of the performance coefficient based on the degree of growth of the Company during the most recent three fiscal years and calculated using the method determined at the Board of Directors.

The total amount of fixed monthly remuneration paid to the Company’s Directors during the fiscal year ended March 31, 2019 was ¥732 million. The amount of fixed monthly remuneration paid to the Directors includes amount of fixed monthly remuneration paid to those Directors who were also Directors or Corporate Auditors of subsidiaries of the Company.

The total amount of bonuses and stock compensation for the Company’s Directors accrued for the fiscal year ended March 31, 2019 were ¥172 million and ¥125 million, respectively.

The amounts of fixed monthly remuneration paid, bonuses and stock compensation accrued during the year ended March 31, 2019 are as follows:

	Fixed remuneration		Performance-linked remuneration			Total
	Remuneration		Bonus		Stock compensation
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)	Yen (millions)
Directors excluding Audit and Supervisory Committee Members and outside Directors	7	¥505	6	¥172	¥125	¥802
Outside Directors excluding Audit and Supervisory Committee Members	2	33	—	—	—	33
Audit and Supervisory Committee Members excluding outside Directors	2	143	—	—	—	143
Outside Audit and Supervisory Committee Members	3	50	—	—	—	50

Total	14	¥732	6	¥172	¥125	¥1,029

The amount of fixed monthly remuneration paid to Toshiaki Mikoshiba during the fiscal year ended March 31, 2019 was ¥109 million. The amount of bonus and stock compensation for Toshiaki Mikoshiba accrued for the fiscal year ended March 31, 2019 were ¥19 million and ¥10 million, respectively.

The amount of fixed monthly remuneration paid to Takahiro Hachigo during the fiscal year ended March 31, 2019 was ¥94 million. The amount of bonus and stock compensation for Takahiro Hachigo accrued for the fiscal year ended March 31, 2019 were ¥45 million and ¥34 million, respectively.

The amount of fixed monthly remuneration paid to Seiji Kuraishi during the fiscal year ended March 31, 2019 was ¥61 million. The amount of bonus and stock compensation for Seiji Kuraishi accrued for the fiscal year ended March 31, 2019 were ¥29 million and ¥22 million, respectively.

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

The trust agreement creating the BIP Trust is entered into effect and the Scheme is effective on August 20, 2018. During the term of the BIP Trust, which is from August 20, 2018 to August 31, 2021, the Company shall grant Directors Etc. base points determined by their positions, taking into consideration factors including work responsibilities and duties.

The trustees of the BIP Trust are Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd. We set ¥2,409 million as the amount of the trust money, which includes remunerations and expenses relating to maintenance of the trust. While up to 1,310,000 shares of the Company’s common stock were originally planned to be bought from the market for the purpose of this BIP Trust, 713,600 shares were actually bought for this purpose during the period from August 22, 2018 to August 31, 2018. The Company is the holder of vested rights, and the residual assets the Company can receive during the liquidation of the BIP Trust will be limited to the amount of reserve fund for maintenance of the trust. The voting rights of the shares of common stock held by the BIP Trust will not be exercised.

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors (including Audit and Supervisory Committee Members) required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2017, 2018 and 2019.

As of March 31, 2017

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
211,915	43,869	156,093	2,276	9,677

As of March 31, 2017, Honda had 211,915 full-time employees, including 147,219 local nationals employed in its overseas operations.

As of March 31, 2018

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
215,638	44,289	159,328	2,370	9,651

As of March 31, 2018, Honda had 215,638 full-time employees, including 150,883 local nationals employed in its overseas operations.

As of March 31, 2019

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses
219,722	45,319	162,278	2,442	9,683

As of March 31, 2019, Honda had 219,722 full-time employees, including 153,215 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2019.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2017, 2018 and 2019 were 2.4%, 2.5% and 2.4%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors (including Audit and Supervisory Committee Members) as a group as of June 19, 2019 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	321,820 shares	0.018%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2019, the Association owned 6,266,277 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2019, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,759,561,385 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2019:

Name	Shares owned (thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	128,449	7.30
The Master Trust Bank of Japan, Ltd. (Trust Account)	124,970	7.10

According to a statement on Schedule 13G (Amendment No. 15) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 13, 2019, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2018, 112,906,568 shares, or 6.4% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 4) filed by BlackRock, Inc. with the SEC on February 4, 2019, BlackRock, Inc. directly and indirectly held, as of December 31, 2018, 107,172,123 shares, or 5.9% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 2) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 12, 2019, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2018, 99,866,000 shares, or 5.5% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2019 were 1,811,428,430 shares of Common Stock, of which 58,036,837 shares represented by ADSs and 254,067,657 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 263 at March 31, 2019.

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

During the fiscal year ended March 31, 2019, Honda had sales of ¥838.5 billion and purchases of ¥1,552.5 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2019, Honda had receivables of ¥260.3 billion from affiliates and joint ventures, and had payables of ¥176.6 billion to affiliates and joint ventures.

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

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures were filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018(U.S. local time).

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

The Company determined total dividends for the year ended March 31, 2019 were ¥111 per share, an increase of ¥11 from the annual dividends paid for the year ended March 31, 2018. Quarterly dividends per share for the year ended March 31, 2019 were as follows: the first quarter ¥27, the second quarter ¥28, the third quarter ¥28, the fourth quarter ¥28 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2019)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors
	July 31, 2018	October 30, 2018	February 1, 2019	May 8, 2019
Dividend per Share of Common Stock (yen)	27.00	28.00	28.00	28.00
Total Amount of Dividends (millions of yen)	47,682	49,287	49,287	49,287

B. Significant Changes

Except otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Honda’s shares have traded on the Tokyo Stock Exchange (TSE) since its shares were first listed on the TSE in 1957. Our ordinary shares are traded on the TSE under the symbol “7267”.

Since February 11, 1977, American Depositary Shares (each representing one share of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE) under the symbol “HMC”, having been traded on the over-the-counter markets in the United States since 1962.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A, “Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Set forth below is certain information relating to Honda’s Common Stock, including brief summaries of the relevant provisions of Honda’s Articles of Incorporation and Share Handling Regulations as currently in effect, and of the Company Law of Japan (the “Company Law”) and related legislation. Additionally, the information called for by Items 10.B.3, 4, 5, 6, 7, 8, 9 and 10 of Form 20-F is included in Exhibit 2.7 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock” and is incorporated by reference herein.

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

Shareholders’ Register Manager

Sumitomo Mitsui Trust Bank, Limited is the Shareholders’ Register Manager for the shares. Sumitomo Mitsui Trust Bank’s office is located at 4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8233, Japan. Sumitomo Mitsui Trust Bank maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in Exhibit 2.7 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock—Rights of the Shares—Record Date”.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the U.S.-Japan Tax Treaty (the “Treaty”). These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2018 to March  31, 2019, the Depositary waived $151,776.54 in expenses related to the Ordinary General Meeting of Shareholders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2019. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2019 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2019.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2019, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2018 and 2019:

	Yen (millions)
	2018	2019
Audit Fees	¥4,512	¥4,374
Audit-Related Fees	123	129
All Other Fees	8	9

Total	¥4,643	¥4,512

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2019. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*[2]
April 1 to April 30, 2018	222	¥3,661	—	—
May 1 to May 31, 2018	4,643,806	¥3,626	4,643,700	¥53,159,972,400
June 1 to June 30, 2018	7,612,124	¥3,494	7,611,600	¥26,561,566,900
July 1 to July 31, 2018	5,745,030	¥3,256	5,744,700	¥7,857,290,300
August 1 to August 31, 2018	148	¥3,416	—	—
September 1 to September 30, 2018	150	¥3,233	—	—
October 1 to October 31, 2018	436	¥3,229	—	—
November 1 to November 30, 2018	244	¥3,181	—	—
December 1 to December 31, 2018	504	¥3,083	—	—
January 1 to January 31, 2019	90	¥3,164	—	—
February 1 to February 28, 2019	226	¥3,138	—	—
March 1 to March 31, 2019	168	¥3,047	—	—

Total	18,003,148	¥3,294	18,000,000

*[1]

For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese

Unit Share System—Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report. Total number of shares purchased does not include purchases of BIP trust.

*[2]	During the year ended March 31, 2019, the following share repurchase program was in effect:

Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation Date of announcement: April 27, 2018

Maximum number of shares authorized to be repurchased: 18,000,000

Maximum yen amount authorized to be used for repurchase: ¥70,000,000,000

Repurchased period: from May 7, 2018 to December 31, 2018

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
Honda currently has eight Directors who are not Audit and Supervisory Committee Members and five Directors who are Audit and Supervisory Committee Members. Within those Directors, two out of eight Directors who are not Audit and Supervisory Committee Members and three out of five Directors who are Audit and Supervisory Committee Members are Outside Directors. Under Japan’s Company Law, directors who are not audit and supervisory committee members and directors who are such members shall be separately elected by shareholders at a general meeting of shareholders. In addition, Japan’s Company Law provides that dismissal of any of directors who are audit and supervisory committee members shall be approved by a “special resolution” of a general meeting of shareholders. Under the Articles of Incorporation of Honda, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution.

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
foreign private issuer, Honda is not subject to the requirement under the Section 303A.07 of the NYSE Listed Company manual that the audit committee be made up of at least three members.

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

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to a resolution of the Ordinary General Meeting of Shareholders in June 2018, Honda implemented a new stock compensation scheme (the “Scheme”) for Honda’s Directors and Operating Officers who conduct business execution and who are residents of Japan (collectively, “Directors Etc.”). Under the Scheme, which uses a Board Incentive Plan trust (the “BIP Trust”), Honda’s shares and money will be delivered and paid to Directors Etc. in

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from August 2018 to August 2021 (scheduled), provided, however, that this period may be extended for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit and Supervisory Committee of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

2.7	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995. (P)
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001. (P)

(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

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

March 31, 2019

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended March 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

June 19, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Honda Motor Co., Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated June 19, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 19, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

March 31, 2018 and 2019

		Yen (millions)
	Note	2018	2019
Assets
Current assets:
Cash and cash equivalents	5	¥2,256,488	¥2,494,121
Trade receivables	6	800,463	793,245
Receivables from financial services	7	1,840,699	1,951,633
Other financial assets	8	213,177	163,274
Inventories	9	1,523,455	1,586,787
Other current assets		291,006	358,234

Total current assets		6,925,288	7,347,294

Non-current assets:
Investments accounted for using the equity method	10	679,517	713,039
Receivables from financial services	7	3,117,364	3,453,617
Other financial assets	8	436,555	417,149
Equipment on operating leases	11	4,088,133	4,448,849
Property, plant and equipment	12	3,062,433	2,981,840
Intangible assets	13	741,514	744,368
Deferred tax assets	23	129,338	150,318
Other non-current assets		169,022	162,648

Total non-current assets		12,423,876	13,071,828

Total assets		¥19,349,164	¥20,419,122

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,224,627	¥1,184,882
Financing liabilities	15	2,917,261	3,188,782
Accrued expenses		404,719	476,300
Other financial liabilities	16	115,405	132,910
Income taxes payable		53,595	49,726
Provisions	17	305,994	348,763
Other current liabilities		602,498	599,761

Total current liabilities		5,624,099	5,981,124

Non-current liabilities:
Financing liabilities	15	3,881,749	4,142,338
Other financial liabilities	16	60,005	63,689
Retirement benefit liabilities	18	404,401	398,803
Provisions	17	220,625	220,745
Deferred tax liabilities	23	629,722	727,411
Other non-current liabilities		294,468	319,222

Total non-current liabilities		5,490,970	5,872,208

Total liabilities		11,115,069	11,853,332

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,460
Treasury stock		(113,271)	(177,827)
Retained earnings		7,611,332	7,973,637
Other components of equity		178,292	214,383

Equity attributable to owners of the parent		7,933,538	8,267,720
Non-controlling interests		300,557	298,070

Total equity	19	8,234,095	8,565,790

Total liabilities and equity		¥19,349,164	¥20,419,122

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2017, 2018 and 2019

		Yen (millions)
	Note	2017	2018	2019
Sales revenue	20	¥13,999,200	¥15,361,146	¥15,888,617
Operating costs and expenses:
Cost of sales		(10,865,848)	(12,000,581)	(12,580,949)
Selling, general and administrative		(1,601,212)	(1,775,151)	(1,774,393)
Research and development	21	(691,429)	(751,856)	(806,905)

Total operating costs and expenses		(13,158,489)	(14,527,588)	(15,162,247)

Operating profit		840,711	833,558	726,370

Share of profit of investments accounted for using the equity method	10	164,793	247,643	228,827
Finance income and finance costs:
Interest income	22	32,389	41,191	48,618
Interest expense	22	(12,471)	(12,970)	(13,217)
Other, net	22	(18,436)	5,551	(11,223)

Total finance income and finance costs		1,482	33,772	24,178

Profit before income taxes		1,006,986	1,114,973	979,375
Income tax expense	23	(327,592)	13,666	(303,089)

Profit for the year		¥679,394	¥1,128,639	¥676,286

Profit for the year attributable to:
Owners of the parent		616,569	1,059,337	610,316
Non-controlling interests		62,825	69,302	65,970

		Yen
		2017	2018	2019
Earnings per share attributable to owners of the parent Basic and diluted	24	¥342.10	¥590.79	¥345.99

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2017, 2018 and 2019

		Yen (millions)
	Note	2017	2018	2019
Profit for the year		¥679,394	¥1,128,639	¥676,286

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		58,154	13,344	(23,745)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		22,707	19,288	(24,046)
Share of other comprehensive income of investments accounted for using the equity method	10	3,262	1,688	(2,837)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		—	—	228
Exchange differences on translating foreign operations		8,064	(204,184)	95,568
Share of other comprehensive income of investments accounted for using the equity method	10	(22,644)	10,620	(18,847)

Total other comprehensive income, net of tax	19	69,543	(159,244)	26,321

Comprehensive income for the year		¥748,937	¥969,395	¥702,607

Comprehensive income for the year attributable to:
Owners of the parent		696,079	899,545	637,609
Non-controlling interests		52,858	69,850	64,998

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2017, 2018 and 2019

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2016		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the year
Profit for the year					616,569		616,569	62,825	679,394
Other comprehensive income, net of tax	19					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year					616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings	19				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid	19				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock				(12)			(12)		(12)
Disposal of treasury stock				1			1		1
Equity transactions and others								(1,167)	(1,167)

Total transactions with owners and other				(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the year
Profit for the year					1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax	19					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year					1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings	19				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid	19				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock				(87,083)			(87,083)		(87,083)
Disposal of treasury stock				1			1		1
Equity transactions and others									—

Total transactions with owners and other				(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of March 31, 2018		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095

Effect of changes in accounting policy	2(d)				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation					(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year					610,316		610,316	65,970	676,286
Other comprehensive income, net of tax	19					27,293	27,293	(972)	26,321

Total comprehensive income for the year					610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings	19				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid	19				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock				(64,557)			(64,557)		(64,557)
Disposal of treasury stock				1			1		1
Share-based payment transactions			342				342		342
Equity transactions and others									—

Total transactions with owners and other			342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes					(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2017, 2018 and 2019

		Yen (millions)
	Note	2017	2018	2019
Cash flows from operating activities:
Profit before income taxes		¥1,006,986	¥1,114,973	¥979,375
Depreciation, amortization and impairment losses excluding equipment on operating leases		674,329	713,093	721,695
Share of profit of investments accounted for using the equity method		(164,793)	(247,643)	(228,827)
Finance income and finance costs, net		(55,911)	13,218	(88,608)
Interest income and interest costs from financial services, net		(119,953)	(127,529)	(124,076)
Changes in assets and liabilities
Trade receivables		49,217	(41,778)	9,344
Inventories		(72,144)	(202,916)	(60,906)
Trade payables		12,999	69,429	(11,816)
Accrued expenses		50,339	(2,700)	25,372
Provisions and retirement benefit liabilities		(252,837)	(28,945)	(1,590)
Receivables from financial services		40,525	(174,438)	(260,704)
Equipment on operating leases		(435,503)	(158,337)	(230,311)
Other assets and liabilities		71,940	11,602	11,045
Other, net		998	9,314	3,706
Dividends received		121,770	161,106	175,244
Interest received		220,947	245,095	270,776
Interest paid		(99,607)	(115,317)	(150,162)
Income taxes paid, net of refund		(164,229)	(250,556)	(263,569)

Net cash provided by operating activities		885,073	987,671	775,988
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(494,132)	(415,563)	(420,768)
Payments for additions to and internally developed intangible assets		(143,320)	(156,927)	(187,039)
Proceeds from sales of property, plant and equipment and intangible assets		18,710	15,042	20,765
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(2,835)	—	—
Payments for acquisitions of investments accounted for using the equity method		(547)	(2,450)	(2,401)
Proceeds from sales of investments accounted for using the equity method		16,208	—	—
Payments for acquisitions of other financial assets		(222,464)	(280,236)	(506,431)
Proceeds from sales and redemptions of other financial assets		177,762	224,302	515,670
Other, net		—	719	2,649

Net cash used in investing activities		(650,618)	(615,113)	(577,555)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,207,530	8,106,505	8,435,249
Repayments of short-term financing liabilities		(8,129,295)	(8,004,620)	(8,213,698)
Proceeds from long-term financing liabilities		1,902,448	1,689,596	1,900,257
Repayments of long-term financing liabilities		(1,622,603)	(1,609,554)	(1,726,097)
Dividends paid to owners of the parent		(162,205)	(174,221)	(194,271)
Dividends paid to non-controlling interests		(35,059)	(48,332)	(66,872)
Purchases and sales of treasury stock, net		(11)	(87,082)	(64,556)
Other, net		(45,382)	(46,626)	(47,088)

Net cash provided by (used in) financing activities		115,423	(174,334)	22,924
Effect of exchange rate changes on cash and cash equivalents		(1,358)	(47,712)	16,276

Net change in cash and cash equivalents		348,520	150,512	237,633
Cash and cash equivalents at beginning of year		1,757,456	2,105,976	2,256,488

Cash and cash equivalents at end of year	5	¥2,105,976	¥2,256,488	¥2,494,121

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

(d) Changes in Accounting Policies

1) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) until the year ended March 31, 2018 and has adopted IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment of financial assets. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt instruments other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified certain debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	¥69,829	¥(14,376)	¥55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition and credit-impaired financial assets or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of ¥4,599 million as of April 1, 2018, which is on receivables from financial services.

2) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 “Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS 15, if it is deemed material, while such sales revenue was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

The impacts of adopting IFRS 15 on Honda’s consolidated financial statements as of and for the year ended March 31, 2019 are as follows:

Consolidated statements of financial position

As of March 31, 2019

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	¥2,494,121	¥—	¥2,494,121
Trade receivables	796,199	(2,954)	793,245
Receivables from financial services	1,951,633	—	1,951,633
Other financial assets	163,274	—	163,274
Inventories	1,586,787	—	1,586,787
Other current assets	357,428	806	358,234

Total current assets	7,349,442	(2,148)	7,347,294

Non-current assets:
Investments accounted for using the equity method	713,026	13	713,039
Receivables from financial services	3,453,617	—	3,453,617
Other financial assets	417,149	—	417,149
Equipment on operating leases	4,448,849	—	4,448,849
Property, plant and equipment	2,981,840	—	2,981,840
Intangible assets	744,368	—	744,368
Deferred tax assets	149,800	518	150,318
Other non-current assets	161,842	806	162,648

Total non-current assets	13,070,491	1,337	13,071,828

Total assets	¥20,419,933	¥(811)	¥20,419,122

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	¥1,184,882	¥—	¥1,184,882
Financing liabilities	3,188,782	—	3,188,782
Accrued expenses	423,908	52,392	476,300
Other financial liabilities	132,910	—	132,910
Income taxes payable	49,726	—	49,726
Provisions	352,642	(3,879)	348,763
Other current liabilities	584,294	15,467	599,761

Total current liabilities	5,917,144	63,980	5,981,124

Non-current liabilities:
Financing liabilities	4,142,338	—	4,142,338
Other financial liabilities	63,689	—	63,689
Retirement benefit liabilities	398,803	—	398,803
Provisions	221,694	(949)	220,745
Deferred tax liabilities	742,937	(15,526)	727,411
Other non-current liabilities	318,334	888	319,222

Total non-current liabilities	5,887,795	(15,587)	5,872,208

Total liabilities	11,804,939	48,393	11,853,332

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,460	—	171,460
Treasury stock	(177,827)	—	(177,827)
Retained earnings	8,021,584	(47,947)	7,973,637
Other components of equity	215,285	(902)	214,383

Equity attributable to owners of the parent	8,316,569	(48,849)	8,267,720
Non-controlling interests	298,425	(355)	298,070

Total equity	8,614,994	(49,204)	8,565,790

Total liabilities and equity	¥20,419,933	¥(811)	¥20,419,122

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Consolidated statements of income

For the year ended March 31, 2019

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	¥15,894,946	¥(6,329)	¥15,888,617
Operating costs and expenses:
Cost of sales	(12,582,518)	1,569	(12,580,949)
Selling, general and administrative	(1,776,438)	2,045	(1,774,393)
Research and development	(806,905)	—	(806,905)

Total operating costs and expenses	(15,165,861)	3,614	(15,162,247)

Operating profit	729,085	(2,715)	726,370

Share of profit of investments accounted for using the equity method	228,824	3	228,827
Finance income and finance costs:
Interest income	48,618	—	48,618
Interest expense	(13,217)	—	(13,217)
Other, net	(11,223)	—	(11,223)

Total finance income and finance costs	24,178	—	24,178

Profit before income taxes	982,087	(2,712)	979,375
Income tax expense	(303,745)	656	(303,089)

Profit for the year	¥678,342	¥(2,056)	¥676,286

Profit for the year attributable to:
Owners of the parent	611,621	(1,305)	610,316
Non-controlling interests	66,721	(751)	65,970

(e) New Accounting Standards and Interpretations Not Yet Adopted

Major new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2019 are as follows:

IASB issued IFRS 16 “Leases” in January 2016. IFRS 16 replaces existing lease guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Accordingly, Honda will adopt this standard initially on April 1, 2019. This standard can be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). Honda plans to apply the modified retrospective approach.

Honda plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Honda will recognize new assets and liabilities for the operating leases as a lessee. In addition, expenses related to leases will now change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact is expected for the finance leases as a lessee. Lessor accounting remains similar to the current standard.

Honda estimates that it will recognize additional lease liabilities of approximately ¥268 billion and total assets, mainly right-of-use assets will be recognized approximately in the same amounts in the consolidated statements of financial position as of April 1, 2019. The impact on the opening balance of retained earnings is expected to be immaterial.

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

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income (notes 6, 7 and 8)

•	Fair value of financial instruments (note 26)

•	Net realizable value of inventories (note 9)

•	Recoverable amount of non-financial assets (notes 11, 12 and 13)

•	Measurement of provisions (note 17)

•	Measurement of net defined benefit liabilities (assets) (note 18)

•	Estimated amounts of variable consideration (note 20)

•	Recoverability of deferred tax assets (note 23)

•	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities (note 28)

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

2) Foreign operations

All assets and liabilities of foreign subsidiaries, affiliates and joint ventures (collectively “foreign operations”), which use a functional currency other than Japanese yen, are translated into Japanese yen at the exchange rates at the end of the reporting period. All revenues and expenses of foreign operations are translated into Japanese yen at the average exchange rate for the period except when a functional currency is the currency of a hyperinflationary economy. Exchange differences arising from translation are recognized in other comprehensive income and accumulated in other components of equity in the consolidated statements of financial position. When a foreign operation is disposed of, and control, significant influence or joint control over the foreign operation is lost, the cumulative amount of exchange differences relating to the foreign operation is reclassified from equity to profit or loss.

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

Financial assets measured at amortized cost

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost except trade receivables arising from contracts with customers are initially measured at their fair value and trade receivables arising from contracts with customers are initially measured at their transaction price. Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financial assets measured at fair value

A financial asset other than a financial asset measured at amortized cost is classified into financial assets measured at fair value. The financial assets measured at fair value are further classified into the following categories:

Financial assets measured at fair value through other comprehensive income

A debt security is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The debt securities are initially measured at their fair value, and subsequent changes in fair value are recognized in other comprehensive income except for impairment gain or loss and foreign exchange gain or loss. When the debt securities are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. In the comparative periods, the debt securities are classified into financial assets measured at fair value through profit or loss.

Honda elects to designate investments in equity securities such as shares, held for maintaining and strengthening the trade relationship as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are recognized in other comprehensive income. However, dividends from the equity securities are principally recognized in profit or loss. When the equity securities are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is directly reclassified to retained earnings.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2017, 2018 and 2019.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(j) Impairment

1) Financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income

Policy applicable from April 1, 2018

The allowance for impairment losses of financial assets measured at amortized cost other than trade receivables and debt securities classified into financial assets measured at fair value through other comprehensive income is measured at amounts according to the three-stage expected credit loss (ECL) model:

Stage 1	12-month ECL for financial assets without a significant increase in credit risk since initial recognition

Stage 2	Lifetime ECL for financial assets with a significant increase in credit risk since initial recognition but that are not credit-impaired

Stage 3	Lifetime ECL for credit-impaired financial assets

The allowance for impairment losses of trade receivables is continuously measured at amounts equal to lifetime ECL.

Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

Receivables from financial services – Allowance for credit losses

The allowance for credit losses is management’s estimate of expected credit loss on receivables from financial services.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

To determine whether credit risk has increased significantly, consumer finance receivables are assessed both individually and collectively. Individual assessments are based on delinquencies. Consumer finance receivables 30 days or greater past due have historically experienced increased default rates and therefore are considered to have a significant increase in credit risk. Collective assessments are performed for groups of consumer finance receivables with shared risk characteristics such as the period of initial recognition, collateral type, original term, and credit score considering relative changes in expected default rates since initial recognition. Dealer finance receivables are assessed at the individual dealership level to determine whether credit risk has increased significantly considering payment performance and other factors such as changes in the financial condition of the dealership and compliance with debt covenants.

Our definition of default on receivables from financial services varies depending on internal risk management practices of each of our finance subsidiaries. Our most significant finance subsidiary located in the United States considers delinquencies of 60 days past due to be in default. Collection efforts on consumer finance receivables are escalated after becoming 60 days past due including repossession of the underlying vehicles if it has been determined that the borrower is unable to perform on their obligations. Defaulted consumer finance receivables are considered to be credit-impaired. Dealer finance receivables are considered to be credit-impaired when there is evidence we will be unable to collect all amounts due in accordance with the original contractual terms including significant financial difficulty of the dealership, a breach of contract, such as a default or delinquency, or bankruptcy.

At the finance subsidiary in the United States, the estimated uncollectible portion of consumer finance receivables are written-off at 120 days past due or upon repossession of the underlying vehicle. Although various statutory regulations limit the length of time and circumstances when enforcement activities can be taken, in general, the outstanding contractual balances continue to be subject to enforcement activities for several years after write-offs. The portion of outstanding contractual balances that is estimated to be uncollectible reflects our expectations of collections from enforcement activities. Dealer finance receivables are written-off when there is no reasonable expectation of recovery.

At the finance subsidiary in the United States, ECL of consumer finance receivables is measured for groups of financial assets with shared risk characteristics by reflecting historical results, current conditions and forward-looking factors such as unemployment rates, used vehicles prices, and consumer debt service burdens.

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

Policy applicable before April 1, 2018

At the end of each reporting period, based on individual assets or assets grouped according to credit risk characteristics, financial assets measured at amortized cost are assessed to determine whether there is objective

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2) Non-financial assets and investments accounted for using the equity method

At the end of the reporting period, the carrying amount of non-financial assets other than inventories and deferred tax assets (which are comprised mainly of equipment on operating leases, property, plant and equipment, and intangible assets) is assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset, as test of impairment.

For investments accounted for using the equity method, the entire carrying amount of each investment in affiliates and joint ventures is tested for impairment as a single asset, when there is objective evidence that the investments accounted for using the equity method may be impaired.

The recoverable amount of an individual asset or a cash-generating unit is the higher of fair value less costs to sell and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or a cash-generating unit. A cash-generating unit is determined as the smallest identifiable group of assets that generate cash inflows which are largely independent of cash inflows from other assets or a group of assets. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(n) Revenue Recognition

1) Sale of products

Sales of products are reported by Motorcycle business, Automobile business, Power products business and other businesses. For details of the information on each business, see note 4.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda recognizes revenue when control over products is transferred to customers. This transfer generally corresponds to the date of delivery of products to customers. Revenue is measured based on consideration specified in a contract with customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information. In the comparative periods, revenue from sale of products was recognized when the significant risks and rewards of ownership of products were transferred to the customer, Honda retained neither continuous involvement nor effective control over the product, the amount of revenue and the corresponding cost could be measured reliably and collection of the relevant receivable was reasonably assured. This generally corresponded to the date of delivery of products to customers.

Honda provides dealer incentives, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer’s sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate offered to retail customers and the market-based interest or lease rate. These incentives are considered variable consideration when determining the transaction price and they are deducted from sales revenue recognized when products are sold to the dealers. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In the comparative periods, these incentives were estimated and recognized at the time the product was sold to the dealer and were deducted from sales revenue.

Customers usually pay consideration for sales of products within 30 days from the transfers of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications and Honda recognizes provisions for product warranties to meet these guarantees. For more information on product warranties, see note 17.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(a) Segment Information

Segment information as of and for the years ended March 31, 2017, 2018 and 2019 is as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,038,712	¥10,852,171	¥2,123,194	¥347,069	¥15,361,146	¥—	¥15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—

Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	¥267,015	¥373,840	¥196,067	¥(3,364)	¥833,558	¥—	¥833,558

Share of profit of investments accounted for using the equity method	¥31,270	¥215,843	¥—	¥530	¥247,643	¥—	¥247,643
Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Investments accounted for using the equity method	89,498	584,922	—	5,097	679,517	—	679,517
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634
Impairment losses on non-financial assets	42	3,648	11,911	4	15,605	—	15,605
Provision for credit and lease residual losses on receivables from financial services	—	—	36,699	—	36,699	—	36,699
As of and for the year ended March 31, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,100,155	¥11,072,117	¥2,365,355	¥350,990	¥15,888,617	¥—	¥15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—

Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	¥291,642	¥209,694	¥235,945	¥(10,911)	¥726,370	¥—	¥726,370

Share of profit of investments accounted for using the equity method	¥29,704	¥198,505	¥—	¥618	¥228,827	¥—	¥228,827
Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Investments accounted for using the equity method	88,494	619,091	—	5,454	713,039	—	713,039
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252
Impairment losses on non-financial assets	1,404	32,674	12,716	14	46,808	—	46,808
Provision for credit and lease residual losses on receivables from financial services	—	—	34,720	—	34,720	—	34,720

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2017, 2018 and 2019 amounted to ¥530,809 million, ¥519,780 million and ¥682,842 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.

Provisions for product warranties accrued for the years ended March 31, 2017, 2018 and 2019 are ¥198,016 million, ¥219,575 million and ¥247,194 million, respectively. These are mainly included in Automobile business.

6.

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2017, 2018 and 2019 are ¥22,707 million, ¥67,768 million and ¥32,565 million respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Power product and other businesses.

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen (millions)
	2017	2018	2019
Motorcycles and relevant parts	¥1,598,935	¥1,919,232	¥1,986,968
All-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	117,230	119,480	113,187
Automobiles and relevant parts	10,920,594	11,813,125	12,173,065
Financial services	1,044,316	1,162,240	1,264,407
Power products and relevant parts	245,881	266,233	266,012
Others	72,244	80,836	84,978

Total	¥13,999,200	¥15,361,146	¥15,888,617

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments and deferred tax assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2017, 2018 and 2019 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,394,584	¥7,480,382	¥6,013,651	¥15,888,617
Non-current assets other than financial instruments and deferred tax assets	¥2,695,603	¥3,956,228	¥1,685,874	¥8,337,705

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,394,584	¥8,526,733	¥652,335	¥3,557,338	¥757,627	¥15,888,617	¥—	¥15,888,617
Inter-geographic areas	2,453,729	497,231	275,089	714,901	6,826	3,947,776	(3,947,776)	—

Total	4,848,313	9,023,964	927,424	4,272,239	764,453	19,836,393	(3,947,776)	15,888,617

Operating profit (loss)	¥10	¥299,750	¥(6,620)	¥404,220	¥22,616	¥719,976	¥6,394	¥726,370

Assets	¥4,546,640	¥11,418,194	¥694,606	¥3,024,357	¥621,259	¥20,305,056	¥114,066	¥20,419,122
Non-current assets other than financial instruments and deferred tax assets	¥2,695,603	¥4,740,675	¥65,500	¥691,211	¥144,716	¥8,337,705	¥—	¥8,337,705

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

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
5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2017, 2018 and 2019 amounted to ¥530,809 million, ¥519,780 million and ¥682,842 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(e) Others

Impact to Europe related to changes of the global automobile production network and capability

In February 2019, the Company announced making changes throughout the global automobile production network based on the direction to optimize production allocation and production capacity on a global basis. As a part of the changes, the Company announced mainly to begin consultation with employees in the direction toward discontinuing automobile production at its certain subsidiaries in Europe in 2021.

The Company and its certain subsidiaries recognized ¥68,092 million of losses including an impairment loss on property, plant and equipment, employee benefits and other expenses. Of the total loss and expenses, ¥56,590 million is included in cost of sales and ¥11,502 million is included in selling, general and administrative in the consolidated statements of income for the year ended March 31, 2019.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Cash and deposits	¥1,691,645	¥1,815,920
Cash equivalents	564,843	678,201

Total	¥2,256,488	¥2,494,121

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Trade accounts and notes receivable	¥688,102	¥712,180
Other	126,750	93,620
Allowance for impairment losses	(14,389)	(12,555)

Total	¥800,463	¥793,245

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Balance at beginning of year	¥15,888	¥14,510	¥14,389

Remeasurement	¥5,046	¥858	¥251
Write-offs	(6,389)	(706)	(1,590)
Exchange differences on translating foreign operations	(35)	(273)	(495)

Balance at end of year	¥14,510	¥14,389	¥12,555

Comparative amounts for the years ended March 31, 2017 and 2018 represent the allowance for impairment losses under IFRS 9 (2013). The allowance for impairment losses on trade receivables for the year ended March 31, 2019 is continuously measured at an amount equal to the lifetime expected credit losses.

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

Receivables from financial services are mainly classified into financial assets measured at amortized cost.

Receivables from financial services as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Consumer finance receivables:
Retail	¥4,187,420	¥4,602,848
Finance lease	165,156	142,855
Dealer finance receivables:
Wholesale	651,141	712,214

Subtotal	¥5,003,717	¥5,457,917

Allowance for credit losses	¥(34,803)	¥(43,203)
Allowance for losses on lease residual values	(743)	(29)
Unearned interest income and fees	(10,108)	(9,435)

Total	¥4,958,063	¥5,405,250

Current assets	¥1,840,699	¥1,951,633
Non-current assets	3,117,364	3,453,617

Total	¥4,958,063	¥5,405,250

Finance lease receivables

The gross investment in the lease and the present value of minimum lease payments receivable as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
As of March 31, 2018	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥65,253	¥99,845	¥58	¥165,156
Unearned interest income and fees	(2,023)	(8,078)	(7)	(10,108)
Unguaranteed residual values	(27,480)	(50,636)	(0)	(78,116)

Present value of minimum lease payments receivable	¥35,750	¥41,131	¥51	¥76,932

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2019	Within 1 year	Between 1 and 5 years	Later than 5 years	Total
Gross investment in the lease	¥52,099	¥90,658	¥98	¥142,855
Unearned interest income and fees	(1,632)	(7,790)	(13)	(9,435)
Unguaranteed residual values	(25,369)	(46,662)	—	(72,031)

Present value of minimum lease payments receivable	¥25,098	¥36,206	¥85	¥61,389

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2017, 2018 and 2019 are as follows:

For the years ended March 31, 2017 and 2018

	Yen (millions)
	Retail	Finance lease	Wholesale	Total
Balance as of April 1, 2016	¥22,300	¥762	¥2,503	¥25,565

Provision	¥29,870	¥338	¥(278)	¥29,930
Write-offs	(33,045)	(287)	(382)	(33,714)
Recoveries	8,487	69	3	8,559
Exchange differences on translating foreign operations	1,255	(73)	(23)	1,159

Balance as of March 31, 2017	¥28,867	¥809	¥1,823	¥31,499

Provision	¥36,037	¥214	¥336	¥36,587
Write-offs	(39,478)	(299)	(271)	(40,048)
Recoveries	8,368	50	13	8,431
Exchange differences on translating foreign operations	(1,718)	47	5	(1,666)

Balance as of March 31, 2018	¥32,076	¥821	¥1,906	¥34,803

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2019

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥32,076

Effect of adopting IFRS 9 (2014)				¥4,599

Balance as of April 1, 2018 under IFRS 9 (2014)	¥20,574	¥9,543	¥6,558	¥36,675

Remeasurement	¥1,788	¥579	¥31,506	¥33,873
Write-offs	—	—	(30,986)	(30,986)
Exchange differences on translating foreign operations	250	285	(337)	198

Balance as of March 31, 2019	¥22,612	¥10,407	¥6,741	¥39,760

Finance lease:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥821

Effect of adopting IFRS 9 (2014)				¥—

Balance as of April 1, 2018 under IFRS 9 (2014)	¥604	¥78	¥139	¥821

Remeasurement	¥(19)	¥(3)	¥114	¥92
Write-offs	—	—	(125)	(125)
Exchange differences on translating foreign operations	(51)	(3)	(4)	(58)

Balance as of March 31, 2019	¥534	¥72	¥124	¥730

Wholesale:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥1,906

Effect of adopting IFRS 9 (2014)				¥—

Balance as of April 1, 2018 under IFRS 9 (2014)	¥1,553	¥309	¥44	¥1,906

Remeasurement	¥(49)	¥35	¥769	¥755
Write-offs	—	—	153	153
Exchange differences on translating foreign operations	(85)	(15)	(1)	(101)

Balance as of March 31, 2019	¥1,419	¥329	¥965	¥2,713

Total:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥34,803

Effect of adopting IFRS 9 (2014)				¥4,599

Balance as of April 1, 2018 under IFRS 9 (2014)	¥22,731	¥9,930	¥6,741	¥39,402

Remeasurement	¥1,720	¥611	¥32,389	¥34,720
Write-offs	—	—	(30,958)	(30,958)
Exchange differences on translating foreign operations	114	267	(342)	39

Balance as of March 31, 2019	¥24,565	¥10,808	¥7,830	¥43,203

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Comparative amounts for the years ended March 31, 2017 and 2018 represent the allowance for credit losses under IFRS 9 (2013).

For more information on allowance for credit losses, see note 25(c).

(8) Other Financial Assets

Other financial assets as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥115,046	¥118,256
Debt securities	104,286	54,964
Guaranty deposits	14,234	13,098
Restricted cash	48,230	66,555
Other	9,225	9,776
Allowance for impairment losses	(10,145)	(4,233)
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,495
Equity securities	210,682	207,035
Financial assets measured at fair value through profit or loss:
Derivatives	88,345	46,397
Debt securities	69,829	58,080

Total	¥649,732	¥580,423

Current assets	¥213,177	¥163,274
Non-current assets	436,555	417,149

Total	¥649,732	¥580,423

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Balance at beginning of year	¥11,731	¥10,964	¥10,145

Remeasurement	¥219	¥343	¥284
Write-offs	(936)	(1,179)	(6,194)
Exchange differences on translating foreign operations	(50)	17	(2)

Balance at end of year	¥10,964	¥10,145	¥4,233

Comparative amounts for the years ended March 31, 2017 and 2018 represent the allowance for impairment losses under IFRS 9 (2013). The allowance for impairment losses on other financial assets for the year ended March 31, 2019 is mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2018 and 2019 are as follows:

As of March 31, 2018

Yen (millions)
Fair value
Sirius XM Holdings Inc.	¥62,207
Stanley Electric Co., Ltd.	36,295
Mitsubishi UFJ Financial Group, Inc.	10,108
Shindengen Electric Manufacturing Co., Ltd.	9,394
NIPPON SEIKI CO., LTD.	7,247
Daido Steel Co., Ltd.	7,101

As of March 31, 2019

Yen (millions)
Fair value
GM Cruise Holdings LLC	¥83,242
Stanley Electric Co., Ltd.	27,475
Mitsubishi UFJ Financial Group, Inc.	7,976
NIPPON SEIKI CO., LTD.	6,714
NIKKON Holdings Co., Ltd.	6,414
Tokio Marine Holdings, Inc.	5,859

Honda sells (derecognizes) the equity securities designated as financial assets measured at fair value through other comprehensive income to improve efficiency and effectiveness in the utilization of resources.

The fair values at the date of derecognition and cumulative net gains or losses recognized in other comprehensive income in equity for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Fair value	¥2	¥431	¥61,038
Cumulative net gain or loss	¥(1)	¥302	¥39,382

(9) Inventories

Inventories as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Finished goods	¥931,774	¥973,797
Work in process	69,702	78,006
Raw materials	521,979	534,984

Total	¥1,523,455	¥1,586,787

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2017, 2018 and 2019 are ¥22,707 million, ¥67,768 million and ¥32,565 million, respectively.

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of March 31, 2018 and 2019 is as follows:

	Yen (millions)
	2018	2019
Investments accounted for using the equity method:
Affiliates	¥359,784	¥382,706
Joint ventures	319,733	330,333

Total	¥679,517	¥713,039

Honda’s equity of undistributed earnings:
Affiliates	¥261,296	¥294,532
Joint ventures	230,387	249,284

Total	¥491,683	¥543,816

For the year ended March 31, 2017, the Company recognized impairment losses of ¥12,871 million on certain investments accounted for using the equity method, because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment. For the year ended March 31, 2018 and 2019, the Company did not recognize any significant impairment losses.

In addition, for the year ended March 31, 2018, the Company recognized reversal of impairment losses of ¥15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment. For the year ended March 31, 2017 and 2019, the Company did not recognize any significant reversal of impairment losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen (millions)
	2017	2018	2019
Profit for the year:
Affiliates	¥9,626	¥45,501	¥43,137
Joint ventures	155,167	202,142	185,690

Total	¥164,793	¥247,643	¥228,827

Other comprehensive income:
Affiliates	¥(6,560)	¥4,983	¥(13,150)
Joint ventures	(12,822)	7,325	(8,534)

Total	¥(19,382)	¥12,308	¥(21,684)

Comprehensive income for the year:
Affiliates	¥3,066	¥50,484	¥29,987
Joint ventures	142,345	209,467	177,156

Total	¥145,411	¥259,951	¥207,143

Investments accounted for using the equity method, Honda’s equity of undistributed earnings, profit for the year, other comprehensive income and comprehensive income for the year items include a joint venture that is material to the Company.

(Material joint venture)

Dongfeng Honda Automobile Co., Ltd. is a joint venture that is material to the Company. Dongfeng Honda Automobile Co., Ltd., located in Wuhan City, China, manufactures and sells automobile products. Honda and Dongfeng Motor Corporation each holds 50% equity stake in Dongfeng Honda Automobile Co., Ltd.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Summarized financial information of Dongfeng Honda Automobile Co., Ltd. as of March 31, 2018 and 2019 is as follows:

	Yen (millions)
	2018	2019
Current assets	¥548,948	¥513,364
Non-current assets	160,874	195,806

Total assets	709,822	709,170

Current liabilities	397,669	369,119
Non-current liabilities	41,032	42,264

Total liabilities	438,701	411,383

Total equity	¥271,121	¥297,787

Honda’s share of total equity (50%)	135,561	148,893
Equity method adjustments	(1,389)	(1,310)

Carrying amount of its interest in the joint venture	¥134,172	¥147,583

Cash and cash equivalents included in current assets	¥275,571	¥201,698
Financial liabilities (excluding trade payables and provisions) included in current liabilities	4,421	4,628

Summarized financial information of Dongfeng Honda Automobile Co., Ltd. for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen (millions)
	2017	2018	2019
Sales revenue	¥1,321,596	¥1,695,603	¥1,696,651
Interest income	4,663	8,998	6,190
Depreciation and amortization	16,391	16,001	16,091
Income tax expense	49,928	60,295	58,504
Profit for the year	140,916	185,604	176,787
Other comprehensive income	(12,558)	11,586	(8,354)

Comprehensive income for the year	¥128,358	¥197,190	¥168,433

Comprehensive income for the year (50%)	64,179	98,595	84,217
Equity method adjustments	177	842	56

Honda’s share of comprehensive income for the year	¥64,356	¥99,437	¥84,273

Dividend from the joint venture to Honda	¥53,554	¥75,407	¥70,788

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2018 and 2019, and for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen (millions)
For the year ended March 31, 2017	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥158,174	¥2,515,601	¥6,724	¥2,680,499
Profit for the year	10,112	60,145	973	71,230

	Yen (millions)
As of and for the year ended March 31, 2018	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥56,573	¥1,091,352	¥8,190	¥1,156,115
Non-current assets	29,300	1,078,735	22,481	1,130,516

Total assets	85,873	2,170,087	30,671	2,286,631

Current liabilities	25,806	614,762	2,399	642,967
Non-current liabilities	5,638	231,325	1,280	238,243

Total liabilities	31,444	846,087	3,679	881,210

Total equity	¥54,429	¥1,324,000	¥26,992	¥1,405,421

Sales revenue	¥168,229	¥2,589,380	¥6,777	¥2,764,386
Profit for the year	11,115	99,119	1,001	111,235

	Yen (millions)
As of and for the year ended March 31, 2019	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥53,449	¥1,143,390	¥8,897	¥1,205,736
Non-current assets	31,464	1,069,087	22,821	1,123,372

Total assets	84,913	2,212,477	31,718	2,329,108

Current liabilities	24,307	594,494	2,751	621,552
Non-current liabilities	4,414	216,199	1,168	221,781

Total liabilities	28,721	810,693	3,919	843,333

Total equity	¥56,192	¥1,401,784	¥27,799	¥1,485,775

Sales revenue	¥170,750	¥2,657,023	¥7,004	¥2,834,777
Profit for the year	8,654	143,833	766	153,253

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2018 and 2019, and for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen (millions)
For the year ended March 31, 2017	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Sales revenue	¥671,227	¥3,038,643	¥4,796	¥3,714,666
Profit for the year	58,585	250,451	380	309,416

	Yen (millions)
As of and for the year ended March 31, 2018	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥208,510	¥1,219,060	¥2,736	¥1,430,306
Non-current assets	106,351	285,869	600	392,820

Total assets	314,861	1,504,929	3,336	1,823,126

Current liabilities	176,486	930,759	759	1,108,004
Non-current liabilities	9,884	73,508	1,190	84,582

Total liabilities	186,370	1,004,267	1,949	1,192,586

Total equity	¥128,491	¥500,662	¥1,387	¥630,540

Sales revenue	¥701,676	¥3,835,476	¥5,151	¥4,542,303
Profit for the year	56,733	347,661	337	404,731

	Yen (millions)
As of and for the year ended March 31, 2019	Motorcycle Business	Automobile Business	Power Product and Other Businesses	Total
Current assets	¥210,818	¥1,179,520	¥3,112	¥1,393,450
Non-current assets	119,749	377,019	683	497,451

Total assets	330,567	1,556,539	3,795	1,890,901

Current liabilities	192,951	929,071	1,039	1,123,061
Non-current liabilities	10,842	81,316	873	93,031

Total liabilities	203,793	1,010,387	1,912	1,216,092

Total equity	¥126,774	¥546,152	¥1,883	¥674,809

Sales revenue	¥746,385	¥3,819,913	¥5,907	¥4,572,205
Profit for the year	54,230	316,491	433	371,154

The amounts of a joint venture that is material to the Company are included in above.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2018 and 2019 are as follows:

(Cost)

Yen (millions)
Balance as of April 1, 2017	¥5,114,543

Additions	¥1,799,155
Sales or disposal	(1,475,302)
Exchange differences on translating foreign operations	(219,950)
Other	—

Balance as of March 31, 2018	¥5,218,446

Additions	¥2,038,734
Sales or disposal	(1,721,471)
Exchange differences on translating foreign operations	164,802
Other	—

Balance as of March 31, 2019	¥5,700,511

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2017	¥(1,009,880)

Depreciation	¥(744,717)
Sales or disposal	591,721
Exchange differences on translating foreign operations	44,474
Other	(11,911)

Balance as of March 31, 2018	¥(1,130,313)

Depreciation	¥(781,082)
Sales or disposal	704,691
Exchange differences on translating foreign operations	(32,242)
Other	(12,716)

Balance as of March 31, 2019	¥(1,251,662)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2018	¥4,088,133
Balance as of March 31, 2019	4,448,849

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future minimum lease payments)

Future minimum lease payments expected to be received under non-cancelable operating leases as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Within 1 year	¥689,284	¥736,650
Between 1 and 5 years	777,582	897,789
Later than 5 years	—	—

Total	¥1,466,866	¥1,634,439

Future minimum lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2018 and 2019 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2017	¥546,855	¥2,231,274	¥5,305,139	¥277,086	¥8,360,354

Additions	¥397	¥7,725	¥134,604	¥342,052	¥484,778
Reclassification	1,216	58,706	359,442	(419,364)	—
Sales or disposal	(1,543)	(13,937)	(276,782)	—	(292,262)
Exchange differences on translating foreign operations	(1,733)	(34,039)	(140,296)	(6,390)	(182,458)
Other	—	(936)	(1,602)	(825)	(3,363)

Balance as of March 31, 2018	¥545,192	¥2,248,793	¥5,380,505	¥192,559	¥8,367,049

Additions	304	10,399	174,686	281,268	466,657
Reclassification	2,421	64,101	194,365	(260,887)	—
Sales or disposal	(1,469)	(11,432)	(294,761)	—	(307,662)
Exchange differences on translating foreign operations	307	15,931	63,898	2,647	82,783
Other	128	(269)	(3,710)	(1,618)	(5,469)

Balance as of March 31, 2019	¥546,883	¥2,327,523	¥5,514,983	¥213,969	¥8,603,358

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2017	¥(3,866)	¥(1,224,339)	¥(3,929,601)	¥(2,170)	¥(5,159,976)

Depreciation	¥—	¥(75,561)	¥(437,894)	¥—	¥(513,455)
Sales or disposal	18	12,136	239,645	—	251,799
Exchange differences on translating foreign operations	(32)	16,217	103,037	(99)	119,123
Other	(299)	785	(2,677)	84	(2,107)

Balance as of March 31, 2018	¥(4,179)	¥(1,270,762)	¥(4,027,490)	¥(2,185)	¥(5,304,616)

Depreciation	—	(74,391)	(424,645)	—	(499,036)
Impairment losses	(1,052)	(6,077)	(17,944)	(1,975)	(27,048)
Sales or disposal	22	9,665	254,802	—	264,489
Exchange differences on translating foreign operations	9	(9,266)	(51,094)	23	(60,328)
Other	636	449	3,936	—	5,021

Balance as of March 31, 2019	¥(4,564)	¥(1,350,382)	¥(4,262,435)	¥(4,137)	¥(5,621,518)

(Carrying amount)
	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2018	¥541,013	¥978,031	¥1,353,015	¥190,374	¥3,062,433
Balance as of March 31, 2019	542,319	977,141	1,252,548	209,832	2,981,840

For commitments for purchases of property, plant and equipment, see note 28.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2018 and 2019 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2017	¥977,134	¥347,045	¥33,862	¥1,358,041

Additions	¥—	¥12,765	¥2,469	¥15,234
Internally developed	132,800	13,586	—	146,386
Sales or disposal	(137,637)	(13,757)	(1,695)	(153,089)
Exchange differences on translating foreign operations	667	(4,388)	(289)	(4,010)
Other	—	(88)	(878)	(966)

Balance as of March 31, 2018	¥972,964	¥355,163	¥33,469	¥1,361,596

Additions	¥—	¥11,836	¥3,956	¥15,792
Internally developed	161,232	14,975	—	176,207
Sales or disposal	(104,237)	(5,082)	(265)	(109,584)
Exchange differences on translating foreign operations	183	2,701	(1,067)	1,817
Other	—	(29)	2,195	2,166

Balance as of March 31, 2019	¥1,030,142	¥379,564	¥38,288	¥1,447,994

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2017	¥(358,130)	¥(211,912)	¥(9,807)	¥(579,849)

Amortization	¥(153,922)	¥(40,663)	¥(1,359)	¥(195,944)
Sales or disposal	137,637	12,610	1,057	151,304
Exchange differences on translating foreign operations	(28)	3,423	352	3,747
Other	—	(146)	806	660

Balance as of March 31, 2018	¥(374,443)	¥(236,688)	¥(8,951)	¥(620,082)

Amortization	¥(148,100)	¥(39,224)	¥(1,243)	¥(188,567)
Sales or disposal	104,237	2,842	59	107,138
Exchange differences on translating foreign operations	(9)	(2,040)	222	(1,827)
Other	—	612	(900)	(288)

Balance as of March 31, 2019	¥(418,315)	¥(274,498)	¥(10,813)	¥(703,626)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Carrying amount)
	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2018	¥598,521	¥118,475	¥24,518	¥741,514
Balance as of March 31, 2019	611,827	105,066	27,475	744,368

Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.

For commitments for purchases of intangible assets, see note 28.

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Trade accounts and notes payable	¥1,075,545	¥1,056,065
Other	149,082	128,817

Total	¥1,224,627	¥1,184,882

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Current:
Commercial paper	¥849,605	¥943,905
Loans	312,992	366,620
Medium-term notes	40,070	122,080
Asset-backed securities	33,980	41,019

Subtotal	¥1,236,647	¥1,473,624

Reclassification from non-current liabilities (Current portion)	¥1,680,614	¥1,715,158

Total	¥2,917,261	¥3,188,782

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of March 31, 2018 and 2019 are as follows:

	2018	2019
Weighted average interest rate	1.51%	1.85%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financing liabilities presented in non-current liabilities as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Non-current:
Loans	¥1,253,429	¥1,235,791
Medium-term notes	2,885,168	3,151,868
Corporate bonds	454,543	444,517
Asset-backed securities	969,223	1,025,320

Subtotal	¥5,562,363	¥5,857,496

Reclassification to current liabilities (Current portion)	¥(1,680,614)	¥(1,715,158)

Total	¥3,881,749	¥4,142,338

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of March 31, 2018 and 2019 are as follows:

	2018	2019
Loans	Interest rate: 0.09% - 15.00% Due: 2018 - 2046	Interest rate: 0.10% - 10.50% Due: 2019 - 2046
Medium-term notes	Interest rate: 0.07% - 7.63% Due: 2018 - 2028	Interest rate: 0.35% - 3.88% Due: 2019 - 2028
Corporate bonds	Interest rate: 0.01% - 0.59% Due: 2018 - 2022	Interest rate: 0.01% - 0.59% Due: 2019 - 2023
Asset-backed securities	Interest rate: 0.13% - 2.83% Due: 2018 - 2023	Interest rate: 0.11% - 3.30% Due: 2019 - 2024

(Pledged assets)

Pledged assets for financing liabilities as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Trade receivables	¥24,571	¥26,286
Receivables from financial services	1,047,676	1,134,489
Inventories	17,528	26,677
Property, plant and equipment	58,720	55,139

Total	¥1,148,495	¥1,242,591

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Reconciliation of liabilities arising from financing activities)

The changes in liabilities arising from financing activities for the years ended March 31, 2018 and 2019 are as follows:

For the year ended March 31, 2018

	Yen (millions)
	Balance as of April 1, 2017	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2018
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,162,111	¥101,885	¥—	¥—	¥(28,854)	¥—	¥1,505	¥1,236,647
Long-term financing liabilities	5,647,007	80,042	—	—	(169,403)	—	4,717	5,562,363
Lease obligations*1	69,364	(47,449)	—	50,610	(468)	—	566	72,623
Derivative financial liabilities (assets)*2	25,300	—	(3,308)	—	(1,732)	(36,466)	—	(16,206)

Total	¥6,903,782	¥134,478	¥(3,308)	¥50,610	¥(200,457)	¥(36,466)	¥6,788	¥6,855,427

For the year ended March 31, 2019

	Yen (millions)
	Balance as of April 1, 2018	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2019
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,236,647	¥221,551	¥—	¥—	¥14,568	¥—	¥858	¥1,473,624
Long-term financing liabilities	5,562,363	174,160	—	—	118,789	—	2,184	5,857,496
Lease obligations*1	72,623	(47,106)	—	37,028	(237)	—	—	62,308
Derivative financial liabilities (assets)*2	(16,206)	3,342	(9,187)	—	(859)	47,487	—	24,577

Total	¥6,855,427	¥351,947	¥(9,187)	¥37,028	¥132,261	¥47,487	¥3,042	¥7,418,005

Explanatory notes:

*1	The cash flows arising from lease obligations are included in other, net in cash flows from financing activities in the consolidated statements of cash flows.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(16) Other Financial Liabilities

Other financial liabilities as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
	2018	2019
Financial liabilities measured at amortized cost	¥50,001	¥64,800
Financial liabilities measured at fair value through profit or loss:
Derivatives	52,786	69,491
Lease obligations	72,623	62,308

Total	¥175,410	¥196,599

Current liabilities	¥115,405	¥132,910
Non-current liabilities	60,005	63,689

Total	¥175,410	¥196,599

(17) Provisions

The components of and changes in provisions for the year ended March 31, 2019 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2018	¥457,596	¥69,023	¥526,619

Effect of changes in accounting policy	¥(4,536)	¥—	¥(4,536)

Adjusted balance as of April 1, 2018	¥453,060	¥69,023	¥522,083

Provision	¥247,194	¥75,866	¥323,060
Write-offs	(231,230)	(25,314)	(256,544)
Reversal	(17,596)	(9,023)	(26,619)
Exchange differences on translating foreign operations	7,054	474	7,528

Balance as of March 31, 2019	¥458,482	¥111,026	¥569,508

Current liabilities and non-current liabilities of provisions as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Current liabilities	¥305,994	¥348,763
Non-current liabilities	220,625	220,745

Total	¥526,619	¥569,508

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(18) Employee Benefits

(a) Post-employment Benefits

Honda has various pension plans covering substantially all of their employees in Japan and certain employees in foreign countries. The Company and its Japanese subsidiaries provide plans similar to a cash balance pension plan or other defined benefit pension plans in accordance with the Defined-Benefit Corporate Pension Act of Japan. The Company and some of its subsidiaries have retirement pension benefit plans as well as lump-sum retirement benefit plans, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors. In addition, certain consolidated subsidiaries in North America provide mainly health care and life insurance benefits to retired employees.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018		2019
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,362,192	¥1,057,351	¥1,331,475	¥1,042,753

Current service cost	35,138	28,387	36,300	29,133
Past service cost	—	506	—	338
Interest cost	10,493	39,401	9,535	39,547
Plan participants’ contributions	—	1,579	—	1,903
Transfer to defined contribution plan	(63,055)	—	—	—
Remeasurements:
Changes in demographic assumptions	13,843	(1,951)	(25,360)	(3,648)
Changes in financial assumptions	19,783	30,612	34,655	36,157
Other	(4,599)	(21,512)	21,981	8,943
Benefits paid	(42,320)	(56,631)	(42,206)	(96,801)
Exchange differences on translating foreign operations	—	(34,989)	—	28,113

Balance at end of year	¥1,331,475	¥1,042,753	¥1,366,380	¥1,086,438

Fair value of plan assets:
Balance at beginning of year	¥1,182,140	¥795,561	¥1,219,073	¥807,528

Interest income	9,630	29,950	8,807	30,553
Actual return on plan assets, excluding interest income	45,841	35,412	34,142	10,489
Employer contributions	21,652	25,964	22,109	87,803
Plan participants’ contributions	—	1,579	—	1,903
Benefits paid	(40,190)	(56,631)	(39,601)	(96,801)
Exchange differences on translating foreign operations	—	(24,307)	—	19,383

Balance at end of year	¥1,219,073	¥807,528	¥1,244,530	¥860,858

Net defined benefit liabilities	¥112,402	¥235,225	¥121,850	¥225,580

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2018 and 2019 is as follows:

As of March 31, 2018

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥5,464	¥—	¥5,464	¥5,659	¥—	¥5,659
Equity securities:
Japan	31,306	—	31,306	18,333	—	18,333
United States	214,783	—	214,783	92,774	—	92,774
Other	228,083	—	228,083	94,156	4,503	98,659
Debt securities:
Japan	73,125	1,375	74,500	—	183	183
United States	2,799	121,574	124,373	—	105,986	105,986
Other	149,589	94,703	244,292	—	12,561	12,561
Group annuity insurance:
General accounts	—	32,322	32,322	—	—	—
Separate accounts	—	16,243	16,243	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	61,459	61,459
Private equity funds	—	—	—	—	73,972	73,972
Hedge funds	—	112,011	112,011	—	53,357	53,357
Commingled and other mutual funds	2,213	130,645	132,858	54,063	213,938	268,001
Other	8	2,830	2,838	(875)	17,459	16,584

Total	¥707,370	¥511,703	¥1,219,073	¥264,110	¥543,418	¥807,528

As of March 31, 2019

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥9,207	¥—	¥9,207	¥36,373	¥—	¥36,373
Equity securities:
Japan	32,885	1	32,886	13,970	—	13,970
United States	234,226	—	234,226	94,332	—	94,332
Other	231,162	242	231,404	112,403	4,614	117,017
Debt securities:
Japan	71,487	—	71,487	—	433	433
United States	3,036	143,673	146,709	—	119,942	119,942
Other	181,728	47,845	229,573	—	10,910	10,910
Group annuity insurance:
General accounts	—	34,663	34,663	—	—	—
Separate accounts	—	16,569	16,569	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	53,100	53,100
Private equity funds	—	—	—	—	91,264	91,264
Hedge funds	—	116,183	116,183	—	61,520	61,520
Commingled and other mutual funds	3,859	111,914	115,773	8,882	238,504	247,386
Other	32	5,818	5,850	(1,447)	16,058	14,611

Total	¥767,622	¥476,908	¥1,244,530	¥264,513	¥596,345	¥860,858

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2018 and 2019 are as follows:

	2018		2019
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.7%	2.8 - 4.2%	0.6%	2.5 - 3.9%
Rate of salary increase	1.7%	2.5 - 3.0%	1.6%	2.5 - 3.0%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2018 and 2019 are as follows:

Yen (millions)
	2018		2019
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥112,535 increase	¥97,682 increase	¥114,468 increase	¥102,878 increase
0.5% increase	¥99,540 decrease	¥85,897 decrease	¥101,281 decrease	¥90,659 decrease

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2018 and 2019, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

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

The Company and certain of its consolidated subsidiaries expect to contribute ¥22,751 million to its Japanese pension plans and ¥53,481 million to its foreign pension plans in the year ending March 31, 2020.

A subsidiary in the United Kingdom entered into an arrangement related to its pension plan in March 2019. The arrangement includes an agreement to contribute additional ¥32,186 million which is a part of the expected contribution to the foreign pension plan in the year ending March 31, 2020.

The weighted average duration of defined benefit obligations as of March 31, 2018 and 2019 are as follows:

	2018		2019
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	16 years	17 years	16 years	17 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Personnel expenses	¥1,373,578	¥1,576,012	¥1,634,785

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

Financing liabilities and equity of Honda as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Financing liabilities	¥6,799,010	¥7,331,120
Equity	8,234,095	8,565,790

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Shares
	2017	2018	2019
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430

All of the issued shares as of March 31, 2017, 2018 and 2019 have been paid in full.

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

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of March 31, 2017, 2018 and 2019 is as follows:

	Shares
	2017	2018	2019
Common shares	9,148,035	33,150,615	51,867,045

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(e) Other Components of Equity

The changes in other components of equity for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2016	¥—	¥61,639	¥274,476	¥336,115

Adjustment during the year	¥64,478	¥24,049	¥(9,017)	¥79,510
Reclassification to retained earnings	(64,478)	259	—	(64,219)

Balance as of March 31, 2017	¥—	¥85,947	¥265,459	¥351,406

Adjustment during the year	¥12,125	¥20,655	¥(192,572)	¥(159,792)
Reclassification to retained earnings	(12,125)	(1,197)	—	(13,322)

Balance as of March 31, 2018	¥—	¥105,405	¥72,887	¥178,292

Effect of changes in accounting policy	¥—	¥(208)	¥—	¥(208)
Effect of hyperinflation	—	—	14,896	14,896

Adjusted balance as of April 1, 2018	¥—	¥105,197	¥87,783	¥192,980

Adjustment during the year	¥(23,383)	¥(26,696)	¥77,372	¥27,293
Reclassification to retained earnings	23,383	(29,273)	—	(5,890)

Balance as of March 31, 2019	¥—	¥49,228	¥165,155	¥214,383

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2017, 2018 and 2019 are as follows:

For the year ended March 31, 2017

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥90,502	¥(32,348)	¥58,154

Net changes	90,502	(32,348)	58,154

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	34,189	(11,482)	22,707

Net changes	34,189	(11,482)	22,707

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	3,317	(55)	3,262

Net changes	3,317	(55)	3,262

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	—	—	—
Reclassification to profit or loss	—	—	—

Net changes	—	—	—

Exchange differences on translating foreign operations:
Amount incurred during the year	7,923	3	7,926
Reclassification to profit or loss	141	(3)	138

Net changes	8,064	—	8,064

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(24,158)	1,428	(22,730)
Reclassification to profit or loss	100	(14)	86

Net changes	(24,058)	1,414	(22,644)

Total other comprehensive income	¥112,014	¥(42,471)	¥69,543

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2018

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥47,383	¥(34,039)	¥13,344

Net changes	47,383	(34,039)	13,344

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	20,020	(732)	19,288

Net changes	20,020	(732)	19,288

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	1,729	(41)	1,688

Net changes	1,729	(41)	1,688

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	—	—	—
Reclassification to profit or loss	—	—	—

Net changes	—	—	—

Exchange differences on translating foreign operations:
Amount incurred during the year	(204,372)	(4)	(204,376)
Reclassification to profit or loss	188	4	192

Net changes	(204,184)	—	(204,184)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	12,266	(521)	11,745
Reclassification to profit or loss	(1,155)	30	(1,125)

Net changes	11,111	(491)	10,620

Total other comprehensive income	¥(123,941)	¥(35,303)	¥(159,244)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2019

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥(25,538)	¥1,793	¥(23,745)

Net changes	(25,538)	1,793	(23,745)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(34,898)	10,852	(24,046)

Net changes	(34,898)	10,852	(24,046)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(3,029)	192	(2,837)

Net changes	(3,029)	192	(2,837)

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	378	(55)	323
Reclassification to profit or loss	(88)	(7)	(95)

Net changes	290	(62)	228

Exchange differences on translating foreign operations:
Amount incurred during the year	97,122	(443)	96,679
Reclassification to profit or loss	(1,554)	443	(1,111)

Net changes	95,568	—	95,568

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(19,793)	946	(18,847)
Reclassification to profit or loss	—	—	—

Net changes	(19,793)	946	(18,847)

Total other comprehensive income	¥12,600	¥13,721	¥26,321

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥(4,413)	¥1,534	¥(338)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	9	6	17
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(5,563)	(992)	(651)

Total	¥(9,967)	¥548	¥(972)

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

The amounts recognized as dividends of retained earnings for the years ended March 31, 2017, 2018 and 2019 are as follows:

1) Dividend payout

For the year ended March 31, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

Resolution	The Board of Directors Meeting on October 31, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2016
Effective date	November 29, 2016

Resolution	The Board of Directors Meeting on February 3, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	December 31, 2016
Effective date	February 28, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2018

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

Resolution	The Board of Directors Meeting on November 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	September 30, 2017
Effective date	November 29, 2017

Resolution	The Board of Directors Meeting on February 2, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	44,456
Dividend per share (yen)	25.00
Record date	December 31, 2017
Effective date	February 28, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2019

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

Resolution	The Board of Directors Meeting on July 31, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	47,682
Dividend per share (yen)	27.00
Record date	June 30, 2018
Effective date	August 28, 2018

Resolution	The Board of Directors Meeting on October 30, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2018
Effective date	November 28, 2018

Resolution	The Board of Directors Meeting on February 1, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	December 31, 2018
Effective date	February 28, 2019

2) Dividends payable of which record date was in the year ended March 31, 2019, effective after the period

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

(20) Sales Revenue

(a)	Disaggregation of revenue

As stated in note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the year ended March 31, 2019 are as follows:

For the year ended March 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥79,297	¥1,590,032	¥86,437	¥87,503	¥1,843,269
North America	188,022	6,163,120	1,013,987	135,277	7,500,406
Europe	159,645	427,347	—	60,993	647,985
Asia	1,372,583	2,359,557	33	46,402	3,778,575
Other Regions	297,757	521,124	—	20,608	839,489

Total	¥2,097,304	¥11,061,180	¥1,100,457	¥350,783	¥14,609,724

Revenue arising from the other sources*	2,851	10,937	1,264,898	207	1,278,893

Total	¥2,100,155	¥11,072,117	¥2,365,355	¥350,990	¥15,888,617

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9.

(b)	Contract balances

The receivables from contracts with customers and contract liabilities for the year ended March 31, 2019 are as follows:

	Yen (millions)
	As of April 1, 2018	As of March 31, 2019
Receivables from contracts with customers:
Trade receivables	¥690,061	¥707,337
Contract liabilities:
Other current liabilities	241,595	214,888
Other noncurrent liabilities	156,355	165,722

The amount of revenue recognized for the year ended March 31, 2019 that was included in the contract liability balance at the beginning of the year is ¥212,303 million. The amount of revenue recognized for the year ended March 31, 2019 from performance obligations satisfied (or partially satisfied) in previous years was immaterial. In addition, the balance of contract assets is immaterial.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c)	Transaction price allocated to the remaining performance obligation

The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2019 is as follows:

Yen (millions)
2019
Within 1 year	¥103,734
Between 1 and 5 years	185,456
Later than 5 years	12,791

Total	¥301,981

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.

(d)	Assets recognized from the costs to obtain or fulfill a contract with a customer

The assets recognized from the costs to obtain a contract with a customer as of March 31, 2019 are as follows.

Yen (millions)
2019
Assets recognized from the costs to obtain a contract with a customer	¥105,471

Honda recognizes the incremental costs of obtaining a contract with a customer and the costs incurred in fulfilling a contract with a customer that are directly associated with the contract as an asset, if those costs are expected to be recoverable. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The assets recognized from the costs to obtain a contract are presented in the consolidated statement of financial position mainly as other non-current assets and are amortized over the period for which the services based on a contract are provided. The amount of assets recognized from the costs to fulfill a contract is not material.

The amount of amortization of the assets for the year ended March 31, 2019 is ¥35,057 million.

(21) Research and Development

Research and development costs for the years ended March 31, 2017, 2018 and 2019 consist of the following:

	Yen (millions)
	2017	2018	2019
Research and development expenditures incurred during the reporting period	¥659,918	¥730,734	¥820,037
Amount capitalized	(121,037)	(132,800)	(161,232)
Amortization of capitalized development costs	152,548	153,922	148,100

Total	¥691,429	¥751,856	¥806,905

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2017, 2018 and 2019 consist of the following:

	Yen (millions)
	2017	2018	2019
Interest income:
Financial assets measured at amortized cost	¥31,331	¥39,645	¥46,862
Financial assets measured at fair value through other comprehensive income	—	—	323
Financial assets measured at fair value through profit or loss	1,058	1,546	1,433

Total	32,389	41,191	48,618

Interest expense:
Financial liabilities measured at amortized cost	(12,471)	(12,970)	(13,217)
Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	4,922	4,708	5,056
Financial assets measured at fair value through profit or loss	11	15	21
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(51,416)	67,132	(54,897)
Gains (losses) on foreign exchange	21,902	(69,197)	31,266
Other	6,145	2,893	7,331

Total	(18,436)	5,551	(11,223)

Total	¥1,482	¥33,772	¥24,178

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2017, 2018 and 2019 consist of the following:

	Yen (millions)
	2017			2018			2019
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥88,336	¥918,650	¥1,006,986	¥126,915	¥988,058	¥1,114,973	¥70,805	¥908,570	¥979,375

Income tax expense (benefit):
Current taxes	9,072	187,077	196,149	(2,956)	280,316	277,360	32,937	183,828	216,765
Deferred taxes	21,425	110,018	131,443	25,149	(316,175)	(291,026)	58,121	28,203	86,324

Total	¥30,497	¥297,095	¥327,592	¥22,193	¥(35,859)	¥(13,666)	¥91,058	¥212,031	¥303,089

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount of write-down of deferred tax assets included in income tax expense (deferred taxes) for the year ended March 2019 is ¥50,322 million.

The statutory income tax rate in Japan for the years ended March 31, 2017, 2018 and 2019 was 30.4%, 30.4% and 30.2%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 35.0%.

The Japanese statutory income tax rate for the years ended March 31, 2017, 2018 and 2019 differs from the average effective tax rate for the following reasons:

	2017	2018	2019
Statutory income tax rate	30.4%	30.4%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	0.0	(1.1)	(4.3)
Effects of investments accounted for using the equity method	(4.9)	(6.7)	(7.1)
Effects of undistributed earnings and withholding taxes on royalty	6.1	7.0	7.7
Changes in unrecognized deferred tax assets	2.7	(0.2)	8.3
Effects of income and expense not taxable and deductible for tax purpose	0.2	0.1	0.2
Effects of tax credit	(1.3)	(2.1)	(3.2)
Other adjustments relating to prior years	(0.2)	0.3	(0.1)
Adjustments for the uncertain tax positions on income taxes	0.3	0.7	0.8
Adjustments for the changes in income tax laws*	(0.1)	(30.1)	(2.5)
Other	(0.7)	0.5	0.9

Average effective tax rate	32.5%	(1.2)%	30.9%

Explanatory note:

*

The Tax Cuts and Jobs Act (“the Act”) was enacted in the United States on December 22, 2017. Due to the Act, the federal corporate income tax rate in the United States applicable to the Company’s United States businesses was reduced from 35% to a blended rate of 31.55% for the fiscal year ended March 31, 2018 and to 21% from the fiscal year commencing on April 1, 2018. The Company recognized impacts of the enactment of the Act, including a decrease in income tax expenses of ¥346,129 million, as a result of reevaluating deferred tax assets and liabilities in its consolidated subsidiaries in the United States based on the reduced federal corporate income tax rate, for the fiscal year ended March 31, 2018.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Deferred tax assets:
Inventories	¥66,801	¥39,044
Accrued expenses	67,410	75,378
Provisions	121,898	101,780
Property, plant and equipment	26,803	18,462
Intangible assets	19,167	22,776
Retirement benefit liabilities	92,272	95,324
Carryforward of unused tax losses	36,732	54,817
Carryforward of unused tax credit	33,743	43,130
Other	126,079	124,588

Total	¥590,905	¥575,299

Deferred tax liabilities:
Property, plant and equipment	¥85,606	¥81,472
Intangible assets	177,899	180,607
Other financial assets	42,886	21,720
Finance leases	33,878	41,050
Operating leases	641,134	718,981
Undistributed earnings	58,630	58,112
Other	51,256	50,450

Total	¥1,091,289	¥1,152,392

Net deferred tax assets (liabilities)	¥(500,384)	¥(577,093)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Inventories	¥7,886	¥5,541	¥28,022
Provisions	49,864	45,492	20,711
Property, plant and equipment	19,551	(27,520)	(499)
Retirement benefit liabilities	16,212	(623)	3,237
Operating leases	83,414	(328,950)	49,142
Undistributed earnings	(3,704)	12,655	215
Carryforward of unused tax losses	(13,346)	9,226	(19,335)
Carryforward of unused tax credit	(6,394)	(10,300)	(8,038)
Other	(22,040)	3,453	12,869

Total	¥131,443	¥(291,026)	¥86,324

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2018 and 2019. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥21,911 million and ¥57,410 million as of March 31, 2018 and 2019, respectively.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Deductible temporary differences	¥301,349	¥560,738
Carryforward of unused tax losses	218,783	261,294
Carryforward of unused tax credit	6,202	3,850

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Within 1 year	¥3,755	¥8,759
Between 1 and 5 years	86,277	67,352
Between 5 and 20 years	56,605	101,953
Indefinite periods	72,146	83,230

Total	¥218,783	¥261,294

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Within 1 year	¥541	¥570
Between 1 and 5 years	1,727	1,422
Between 5 and 20 years	3,934	1,858
Indefinite periods	—	—

Total	¥6,202	¥3,850

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2018 and 2019 are ¥4,709,772 million and ¥4,908,449 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2017, 2018 and 2019 are calculated based on the following information. There were no dilutive potential common shares outstanding for the years ended March 31, 2017, 2018 and 2019.

	2017	2018	2019
Profit for the year attributable to owners of the parent (millions of yen)	¥616,569	¥1,059,337	¥610,316
Weighted average number of common shares outstanding, basic (shares)	1,802,282,093	1,793,088,970	1,763,983,221
Basic earnings per share attributable to owners of the parent (yen)	¥342.10	¥590.79	¥345.99

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

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2018 and 2019 is as follows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2018	2019
Impact on profit before income taxes	¥(829)	¥(777)

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

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2018 and 2019 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2018	2019
Impact on profit before income taxes	¥(1,569)	¥(1,915)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2019, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

1) Credit risk exposure

The analysis of the age of receivables from financial services that are past due as of March 31, 2018 and 2019 is as follows:

	Yen (millions)
As of March 31, 2018	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥174,649	¥29,692	¥5,683	¥3,930	¥213,954
Finance lease	858	218	41	93	1,210
Dealer finance receivables:
Wholesale	16,843	858	103	79	17,883

Total	¥192,350	¥30,768	¥5,827	¥4,102	¥233,047

	Yen (millions)
As of March 31, 2019	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥204,475	¥35,706	¥7,572	¥6,070	¥253,823
Finance lease	349	108	26	198	681
Dealer finance receivables:
Wholesale	21,509	7,407	92	3,858	32,866

Total	¥226,333	¥43,221	¥7,690	¥10,126	¥287,370

Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings.

The following table shows the balances of dealer finance receivables and loan commitments classified into Group A or B based on the internal risk ratings. Group A includes the dealer finance receivables and loan commitments of dealerships with high credit quality characteristics. Group B includes the dealer finance receivables and loan commitments of remaining dealerships.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2019 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2019		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥469,877	¥9,224	¥—	¥479,101
Group B	202,993	13,223	16,897	233,113

Total	¥672,870	¥22,447	¥16,897	¥712,214

Loan commitments:
Group A	¥46,962	¥—	¥—	¥46,962
Group B	10,479	—	—	10,479

Total	¥57,441	¥—	¥—	¥57,441

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2019 is ¥11,953 million.

2) Collateral held as security

The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables is approximately 60% of the carrying amounts and that for dealer finance receivables is approximately 90% of the carrying amounts as of March 31, 2019, excluding collateral values in excess of carrying amounts. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Commercial paper	¥660,740	¥602,243
Medium-term notes	1,923,587	1,229,911

Total	¥2,584,327	¥1,832,154

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

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Commercial paper programs	¥1,047,551	¥1,080,503
Other	59,502	58,199

Total	¥1,107,053	¥1,138,702

Borrowings under those committed lines of credit generally are available at the prime interest rate.

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
As of March 31, 2018	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,224,627	¥1,224,627	¥—	¥—	¥1,224,627
Financing liabilities	6,799,010	3,030,934	3,784,440	283,459	7,098,833
Accrued expenses	404,719	404,719	—	—	404,719
Other financial liabilities	122,624	66,457	32,380	24,498	123,335

Total	¥8,550,980	¥4,726,737	¥3,816,820	¥307,957	¥8,851,514

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2019	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,184,882	¥1,184,882	¥—	¥—	¥1,184,882
Financing liabilities	7,331,120	3,321,576	4,089,215	239,638	7,650,429
Accrued expenses	476,300	476,300	—	—	476,300
Other financial liabilities	127,108	66,240	29,615	31,416	127,271

Total	¥9,119,410	¥5,048,998	¥4,118,830	¥271,054	¥9,438,882

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
As of March 31, 2018	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥17,162	¥42,529	¥3,057	¥62,748

	Yen (millions)
As of March 31, 2019	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥41,518	¥49,513	¥1,609	¥92,640

(26) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

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

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and 2019 consist of the following:

	Yen (millions)
As of March 31, 2018	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥38,926	¥—	¥38,926
Interest rate instruments	—	49,419	—	49,419

Total	—	88,345	—	88,345

Debt securities	26,763	37,860	5,206	69,829
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	—	—	—
Equity securities	198,011	—	12,671	210,682

Total	¥224,774	¥126,205	¥17,877	¥368,856

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥16,417	¥—	¥16,417
Interest rate instruments	—	36,369	—	36,369

Total	—	52,786	—	52,786

Total	¥—	¥52,786	¥—	¥52,786

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2018.

	Yen (millions)
As of March 31, 2019	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥12,233	¥—	¥12,233
Interest rate instruments	—	34,164	—	34,164

Total	—	46,397	—	46,397

Debt securities	21,090	31,551	5,439	58,080
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,495	—	10,495
Equity securities	108,879	—	98,156	207,035

Total	¥129,969	¥88,443	¥103,595	¥322,007

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥35,449	¥—	¥35,449
Interest rate instruments	—	34,042	—	34,042

Total	—	69,491	—	69,491

Total	¥—	¥69,491	¥—	¥69,491

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2019.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2018 and 2019 are as follows:

	Yen (millions)
For the year ended March 31, 2018	Debt securities	Equity securities
Balance as of April 1, 2017	¥5,610	¥11,318

Total gains or losses:
Profit or loss	111	—
Other comprehensive income	—	(323)
Purchases	—	1,833
Sales	(222)	(107)
Exchange differences on translating foreign operations	(293)	(50)

Balance as of March 31, 2018	¥5,206	¥12,671

Unrealized gains or losses included in profit or loss on assets held at March 31, 2018	¥111	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2019	Debt securities	Equity securities
Balance as of April 1, 2018	¥5,206	¥12,671

Total gains or losses:
Profit or loss	(42)	—
Other comprehensive income	—	(3,824)
Purchases	—	89,651
Sales	—	(295)
Exchange differences on translating foreign operations	275	(47)

Balance as of March 31, 2019	¥5,439	¥98,156

Unrealized gains or losses included in profit or loss on assets held at March 31, 2019	¥(42)	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2018 and 2019 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.

Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2018 and 2019 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,958,063	¥4,935,772	¥5,405,250	¥5,417,297
Debt securities	104,286	104,284	54,964	54,952
Financing liabilities	6,799,010	6,795,675	7,331,120	7,355,632

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of March 31, 2018 and 2019 is as follows:

	Yen (millions)
As of March 31, 2018	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥88,345	¥—	¥88,345	¥(39,415)	¥48,930
Other financial liabilities
Derivatives	52,786	—	52,786	(39,415)	13,371

	Yen (millions)
As of March 31, 2019	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥46,397	¥—	¥46,397	¥(34,407)	¥11,990
Other financial liabilities
Derivatives	69,491	—	69,491	(34,407)	35,084

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

(28) Commitments and Contingent Liabilities

(a) Commitments

1) Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Commitments for purchases of property, plant and equipment and other commitments	¥71,188	¥99,379

2) Non-cancellable lease commitments

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Within 1 year	¥17,126	¥23,733
Between 1 and 5 years	35,577	47,556
Later than 5 years	22,784	44,345

Total	¥75,487	¥115,634

Lease payments under operating leases recognized as expenses for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Lease payments under operating leases recognized as expenses	¥32,030	¥35,180	¥41,529

(b) Claims and Lawsuits

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

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures were filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018 (U.S. local time).

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

There were no significant unconsolidated structured entities as of March 31, 2018 and 2019.

(30) Related Parties

(a) Related Party Transactions

Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length prices.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Receivables:
Affiliates	¥21,259	¥22,518
Joint ventures	242,672	237,880

Total	¥263,931	¥260,398

Payables:
Affiliates	¥148,017	¥141,576
Joint ventures	33,351	35,044

Total	¥181,368	¥176,620

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Sales revenue:
Affiliates	¥115,188	¥119,725	¥113,814
Joint ventures	598,177	744,435	724,712

Total	¥713,365	¥864,160	¥838,526

Purchase:
Affiliates	¥1,376,581	¥1,407,755	¥1,416,729
Joint ventures	145,161	143,800	135,787

Total	¥1,521,742	¥1,551,555	¥1,552,516

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen (millions)
	2017	2018	2019
Remuneration	¥677	¥719	¥732
Bonus	275	231	172
Stock compensation	—	—	125

Total	¥952	¥950	¥1,029

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2019 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on June 19, 2019.

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Regulations of the Audit and Supervisory Committee of the registrant (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) (1)

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt (2)

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above (2)

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above (3)

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above (4)

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above (5)

2.7	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics (6)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995. (P)
(3)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001. (P)
(4)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.

(5)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
(6)	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

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

Date: June 19, 2019
Tokyo, Japan