Form 20-F
period 2020-03-31
HONDA MOTOR CO LTD
filed 2020-06-19
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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
American Depositary Shares**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding as of March 31, 2020***
Common Stock	1,726,609,786****

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.
**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 53,915,262 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2020 have been derived from our consolidated financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2016	2017	2018	2019	2020
Consolidated Statement of Income Data:
Sales revenue	¥14,601,151	¥13,999,200	¥15,361,146	¥15,888,617	¥14,931,009
Operating profit	503,376	840,711	833,558	726,370	633,637
Share of profit of investments accounted for using the equity method	126,001	164,793	247,643	228,827	164,203
Profit before income taxes	635,450	1,006,986	1,114,973	979,375	789,918
Profit for the year	406,358	679,394	1,128,639	676,286	509,932
Profit for the year attributable to owners of the parent	344,531	616,569	1,059,337	610,316	455,746
Consolidated Statement of Financial Position Data:
Total assets	18,229,294	18,958,123	19,349,164	20,419,122	20,461,465
Financing liabilities, including current and non-current	6,526,248	6,809,118	6,799,010	7,331,120	7,469,686
Equity attributable to owners of the parent	6,761,433	7,295,296	7,933,538	8,267,720	8,012,259
Total equity	7,031,788	7,569,626	8,234,095	8,565,790	8,286,023
Common stock	86,067	86,067	86,067	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,285	1,802,282	1,793,088	1,763,983	1,752,006
Earnings per share attributable to owners of the parent*1
Basic and diluted	¥191.16	¥342.10	¥590.79	¥345.99	¥260.13
Dividends declared during the period per common share*2	88.00	90.00	97.00	110.00	112.00
	(US$ 0.78)	(US$ 0.80)	(US$ 0.91)	(US$ 0.99)	(US$ 1.03)

*1

Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.

*2

A year-end dividend of ¥28 ($0.26) per common share aggregating ¥48.3 billion ($444 million) relating to fiscal 2020 was resolved by the Company’s Board of Directors in May 2020. This dividend was paid in June 2020. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

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

Risks relating to the spread of coronavirus disease 2019 (COVID-19)

The World Health Organization (WHO) declared COVID-19 a Public Health Emergency of International Concern in January 2020 and, subsequently, a pandemic in March 2020. Thereafter, COVID-19 continued to spread worldwide, due to various responses resulted from the spread of COVID-19 including outing and travel restrictions in various countries, there has been stagnation of consumers’ consumptions and corporate economic activities, and resulted in decreased sales units of automobiles and other products.

The spread of COVID-19 has adversely affected Honda’s business and operating results in its Motorcycle business, Automobile business, Financial services business, and Life creation and other businesses. Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas are also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Dongfeng Honda Automobile Co., Ltd. located in Wuhan City, China, stopped production at February 3, 2020, and subsequently, resumed production sequentially after March 11, 2020. Automobile factories located in the United States, stopped production at March 23, 2020, and subsequently, resumed production sequentially after May 11, 2020. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. Customer credit risk and other factors are affected by changes in forecast, including an increase in unemployment rate and decline in used vehicle prices due to the downturn of economy. Furthermore, financing costs in the Financial services business are affected by the volatility in the financial market resulted from the spread of COVID-19. Honda’s cash and cash equivalents as of March 31, 2020 corresponds to approximately 2.1 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

In January 2020, Honda established the Global Emergency Headquarters. Honda’s first priority is the safety of our stakeholders, including customers, suppliers and employees, Honda has taken countermeasures to minimize the adverse impacts on Honda’s business and operating results, from the perspective of business continuity. Beginning with thorough infection prevention countermeasures based on guidelines from the WHO and governments worldwide, Honda is taking various measures, such as disallowing travel to countries with a high risk of infection in line with travel restrictions in each country, expanding remote work by introducing restrictions on physical commuting, and canceling or scaling down events in which Honda’s stakeholders gather in large numbers. Honda has been gradually resuming its business activities in some countries based on developments on local regulations and the supply of parts, upon taking measures such as checking employees’ temperatures, maintaining hygiene in work areas, and ensuring social distancing.

As mentioned above, some business activities are resuming. However, the duration of the spread of COVID-19, market trends, and economic trends remain uncertain. Unpredictable future trends may adversely affect Honda’s business and operating results, such as through factory downtime and business suspensions or shortening of business hours at dealers and decrease in sales units, in addition to increased costs to maintain prolonged infection prevention countermeasures. Increase of customer credit risk and other factors, which are affected by changes in forecast including an increase in unemployment rate and decline in used vehicle prices, may adversely affect Honda’s operating results including increase of credit losses and losses on lease residual values. Prolonged spread of COVID-19 may affect Honda’s liquidity and financing activities.

The spread of COVID-19 may have an impact on the following risks.

Regional Risk

Honda conducts business operations in countries worldwide and is exposed to risks including changes in local laws and regulations, agreements, institutions and business practices, such as tariffs, import and export regulations, and taxes, wars, terrorism, political uncertainty, worsening security situation, change in political regime and labor strikes in those countries or neighboring regions. If such unforeseeable events occur, and operations are delayed or suspended, Honda’s business and operating results could be adversely affected.

Particularly among them, Honda recognizes the following as the main risks, which could significantly affect the mid- and long-term initiatives of the Honda regarding further electrification of the products and provision of mobility services, so countermeasures are gaining importance.

For the scale of business in each region that may be affected by such changes in local laws and regulations and systems in the future, see “(d) Supplemental Geographical Information” of note “(4) Segment Information” to the accompanying consolidated financial statements.

1. Status of Trade Agreements

Going forward, trends in the negotiations regarding trade agreements, particularly those related to the United States, could have adverse effects on Honda’s business and operating results. Honda will continue to monitor the status of negotiations and take action in consideration of the impact on Honda.

Especially noteworthy is the fact that the United States-Mexico-Canada Agreement (USMCA) is expected to enter into force in July 2020. The revision of various rules such as the rules of country of origin for automobiles sold within the regions covered in USMCA may adversely affect Honda’s business in North America.

2. Status of Environmental Regulations

Fuel efficiency and emissions regulations are being revised or are scheduled to be revised in countries around the world. Depending on the trend of revisions of the regulations, countermeasure expenses of regulations may be incurred regarding development and the procurement of parts, thereby potentially adversely affecting Honda’s businesses in North America, Europe, Asia, and other regions.

3. Status of Personal Information Protection Rules

In recent years, personal information protection rules have been rapidly developed in countries around the world, as exemplified by the California Consumer Privacy Act that took effect in January 2020. As such, fines may be imposed if violations of rules occur, including the leakage of personal information, in accordance with the rules of each country, and this could have an adverse effect on Honda’s business and operating results. In initiatives for other next-generation technologies such as provision of mobility services, measures to protect personal information are also gaining importance.

Information Security Risk

Honda uses a wide range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. Especially, in recent years, IoT and other information technologies, which have evolved rapidly, have become indispensable for control of vehicles. Amid this situation, cyber-attacks could substantially impact Honda’s mid- and long-term initiatives toward more widespread use and evolution of driver-assistive technologies and further provision of mobility services, so countermeasures are gaining importance, and this trend is expected to continue to accelerate in the future.

These may be the result of external cyber-attacks, in addition to equipment malfunction, or management deficiencies and human error, as well as natural disasters, infrastructure failures, or other unforeseen events within Honda or at its subcontractors. When such event occurs, Honda’s business and operating results could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, payment of financial penalties, delays to or suspension of manufacturing operations, and a loss of Honda’s competitiveness.

Recent Incident

On June 8, Honda experienced a cyber-attack, which widely affected personal computers when they accessed Honda’s internal system. As a result, Honda’s business operation suspended temporarily at several locations including Honda’s production bases.

In addition to restoring affected personal computers, Honda is continuing to investigate, including the identity of the attackers and the method by which they accessed Honda’s internal system. As of the date of this report, no damages to customers or other third parties, such as leaks of information, have been confirmed. While Honda has taken countermeasures to minimize the impacts of the attack and prevent similar or additional attacks, because the investigation has not been completed yet, there may be undetected impacts of the attack, and Honda’s countermeasures may not be sufficient to prevent similar or additional attacks.

If any such undetected impact of this attack is revealed or there is a similar or additional attack, Honda’s business and operating results could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, payment of financial penalties, delays to or suspension of manufacturing operations, and a loss of Honda’s competitiveness.

Business Alliances and Joint Ventures Risk

Honda engages in business operations through alliances and joint ventures with other companies in expectation of synergy effects and increased efficiency, or to meet the requirements of the countries in which business development is being undertaken.

As Honda advances its mid- and long-term initiatives toward further electrification, more widespread use and evolution of driver-assistive technologies, and further provision of mobility services, the utilization of alliances and other forms of partnership are gaining importance.

If disagreements in business, profit or technology leakage, delays in decision-making or poor operating results at business partners occur among the parties to an alliance or joint venture, or if conditions to an alliance or joint venture is changed or cancelled, it may have an adverse effect on Honda’s business and operating results.

Intellectual Property Risk

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks include those that could significantly affect Honda’s mid- and long-term initiatives toward more widespread use and evolution of driver-assistive technologies and further provision of mobility services, among other areas, so countermeasures are gaining importance.

The inability to protect this intellectual property generally, the illegal infringement of some or a large group of Honda’s intellectual property rights, or the suspension of manufacturing and/or sales activities and the payment of large amounts of damages as a result of lawsuits on infringement of patent rights and license fees, could have an adverse effect on Honda’s business and operating results.

Natural Disasters Risk

The suspension and delay in business activities such as production, development, purchasing and sales as a result of damage caused to Honda’s operational sites and employees by earthquakes, floods, windstorms, infections and other natural disasters may adversely affect Honda’s business and operating results.

Financial & Economic Risk

1. Economic Trends and Economic Fluctuations Risks

Honda conducts business operations in the countries throughout the world. Honda has manufacturing operations and sells products in various regions and countries. These business activities may be affected by economic slowdown, currency fluctuation or other factors, which could result in decreased sales due to market contraction, increases in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s business and operating results.

2. Currency Fluctuations Risk

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries. Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations could affect Honda’s pricing of materials purchased and products sold. Accordingly, currency fluctuations may have an adverse effect on Honda’s business and operating results.

Relating to Industry Market Risk

Honda conducts its operations in Japan and countries throughout the world, including North America, Europe and Asia. A sustained loss of consumer confidence in these markets, which may be caused by an extended economic slowdown, recession, changes in consumer preferences and needs, rising fuel prices, financial crisis, increases in product prices due to increases in material costs or decreases in supply volume, intensifying competition with other companies or other factors could trigger a decline in demand for Honda’s products that may adversely affect Honda’s business and operating results.

Honda’s Financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s Financial services business offers various financing plans to its customers designed to increase the opportunity for sales of its products. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by Honda involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may adversely affect Honda’s business and operating results.

Purchasing and Procurement Risk

Honda aims to sustain the procurement of good products at reasonable prices in a timely manner, purchases raw materials and parts from numerous external suppliers, and relies on certain suppliers for some of the raw materials and parts which it uses to manufacture its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are outside of Honda’s control. These factors include the ability of its suppliers to provide a continued source of raw materials and parts and Honda’s ability to compete with other users in obtaining the supplies. In particular, the loss of a key supplier could adversely affect Honda’s business and operating results, including affecting its production.

Legal Risk

Honda could be subject to lawsuits, various investigations and legal proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any such current or future legal proceedings brought against Honda could adversely affect Honda’s business and operating results.

Honda is subject to risks relating to its obligations to provide post-employment benefits

Honda has various pension plans and provides other post-employment benefits, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations. Defined benefit obligations and defined benefit costs are based on assumptions of a variety of factors, including the discount rate and the rate of salary increase. Changes in assumptions could affect Honda’s defined benefit costs and obligations, including Honda’s cash requirements to fund such obligations in the future, which could adversely affect Honda’s operating results.

Honda’s success depends in part on the value of its brand image, which could be diminished by product defect

One of the important factors behind corporate sustainability is trust and support for the Honda brand from our customers, society and the communities in which Honda conducts business operations. In order to support this brand image, Honda endeavors to gain the trust of society in all types of corporate activities, including ensuring product quality and compliance with laws and regulations, conducting risk management, and enhancing internal controls related to corporate governance. However, if for some unforeseeable reason the Honda brand image is damaged or Honda is unable to communicate information in a timely manner and deal with such information appropriately, this could adversely affect Honda’s business and operating results.

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

Cautionary Statement with Respect to Forward-Looking Statements in This Annual Report

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

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

Principal Capital Investments

In the fiscal years ended March 31, 2018, 2019 and 2020, Honda’s capital expenditures were ¥2,394.6 billion, ¥2,657.2 billion and ¥2,858.3 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥595.4 billion, ¥618.5 billion and ¥613.4 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal 2020, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Life creation and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018	2019	2020
	Yen (billions)
Motorcycle Business	¥2,038.7	¥2,100.1	¥2,059.3
Automobile Business	10,852.1	11,072.1	9,959.0
Financial Services Business	2,123.1	2,365.3	2,586.9
Life Creation and Other Businesses	347.0	350.9	325.6

Total	¥15,361.1	¥15,888.6	¥14,931.0

	Fiscal years ended March 31,
	2018	2019	2020
	Yen (billions)
Japan	¥1,919.1	¥2,042.8	¥1,985.9
North America	8,062.2	8,519.0	8,164.3
Europe	690.8	660.9	568.7
Asia	3,771.6	3,793.7	3,449.8
Other Regions	917.2	872.0	762.0

Total	¥15,361.1	¥15,888.6	¥14,931.0

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

Honda produces a wide range of motorcycles, with engine displacement ranging from the 50cc class to the 1800cc class. Honda’s motorcycle lineup uses internal combustion engine of air- or water-cooled, and in single, two, four or six-cylinder configurations. Honda also has electric vehicles in its lineup. Honda’s motorcycle lineup consists of sports, business and commuter models. Honda also produces a range of off-road vehicles, including all-terrain vehicles (ATVs) and side-by-sides (SxS).

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018			2019			2020
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	167	167	¥70.9	207	207	¥79.2	205	205	¥77.2
North America	313	313	190.6	301	301	188.2	330	330	203.8
Europe	234	234	141.4	249	249	159.6	239	239	144.3
Asia	17,720	11,120	1,327.7	18,224	11,201	1,375.2	17,262	10,348	1,338.7
Other Regions	1,120	1,120	307.8	1,257	1,257	297.7	1,304	1,304	295.0

Total	19,554	12,954	¥2,038.7	20,238	13,215	¥2,100.1	19,340	12,426	¥2,059.3

Motorcycle revenue as a percentage of total sales revenue			13%			13%			14%

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

Honda’s vehicles use gasoline engines of three, four or six-cylinder configurations, diesel engines, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers other alternative fuel-powered vehicles such as battery electric vehicles, fuel cell vehicles, and flexible fuel vehicles.

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)

Passenger cars:

Accord, Brio, City, Civic, Crider, Fit/Jazz

Light trucks:

CR-V, Freed, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018			2019			2020
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	696	627	¥1,521.8	719	643	¥1,590.2	672	589	¥1,473.7
North America	1,902	1,902	5,910.0	1,954	1,954	6,165.5	1,825	1,825	5,650.6
Europe	183	183	473.4	169	169	427.3	133	133	359.2
Asia	2,166	725	2,389.0	2,233	734	2,360.6	1,952	563	2,049.4
Other Regions	252	252	557.7	248	248	528.3	208	208	425.9

Total	5,199	3,689	¥10,852.1	5,323	3,748	¥11,072.1	4,790	3,318	¥9,959.0

Automobile revenue as a percentage of total sales revenue			71%			70%			67%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018	2019	2020
	Yen (billions)
Japan	¥248.5	¥285.8	¥358.8
North America	1,822.8	2,029.9	2,176.6
Europe	12.5	12.9	11.8
Asia	10.4	11.4	14.7
Other Regions	28.8	25.2	24.8

Total	¥2,123.1	¥2,365.3	¥2,586.9

Financial Services revenue as a percentage of total sales revenue	14%	15%	17%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Life Creation and Other Businesses

Honda’s Power product business began in 1953 with the introduction of the model H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general purpose engines, generators, water pumps, lawn mowers, riding mowers, robotic mowers, brush cutters, tillers, snow blowers, outboard marine engines, walking assist devices and portable battery inverter power sources. In 2019, Honda had renamed Power product business to Life creation business. This renaming represents Honda’s intention to evolve Power product business as a function to create new value for “mobility” and “daily lives”, which includes existing power products business as well as new businesses for the future, including energy business. Energy business consists of portable and swappable battery rechargeable with renewable energy and energy management service for EV owners to charge their car with the renewables.

In Other businesses, Honda began deliveries of the HondaJet aircraft in December 2015.

The following table sets out Honda’s revenue from Life creation and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2018, 2019 and 2020:

	Fiscal years ended March 31,
	2018		2019		2020
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	300	¥77.7	336	¥87.5	312	¥76.1
North America	3,012	138.7	3,049	135.3	2,848	133.1
Europe	1,022	63.4	984	60.9	845	53.2
Asia	1,512	44.3	1,559	46.4	1,375	46.8
Other Regions	416	22.7	373	20.7	321	16.2

Total	6,262	¥347.0	6,301	¥350.9	5,701	¥325.6

Life Creation and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method was involved in the sale of Honda power products.

For further information on recent operations and a financial review of the Life creation and other businesses, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Marketing and Distribution

Most of Honda’s products are distributed under the Honda trademarks in Japan and/or in overseas markets.

In fiscal 2020, approximately 89% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 41% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 38% in North America and 14% in Japan. Approximately 50% of Honda’s power products units on a group basis were sold in North America followed by 24% in Asia and 15% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In fiscal 2020, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

Honda sells spare parts and provides after-sales services through retail dealers directly or via its overseas operations, independent distributors and licensees.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 38% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2020.

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

Seasonality

Honda’s motorcycles and power products have historically experienced some seasonality. However, this seasonality has not generally been material to our financial results.

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

In December 2017, the Central Environmental Council in the Ministry of Environment started to consider introduction of regulations of particle number (PN) from diesel/gasoline direct injection engine vehicles.

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

The new Evaporative Emissions Test started from September 2019. The testing cycle was updated from NEDC to WLTP in conformity with the United Nations Economic Commission for Europe (UNECE) GTR No. 19.

China

China adopted Step 5 emission regulation for light-duty vehicles in 2017. This regulation is similar to European regulations (such as Euro 5 regulation). In addition, China has promulgated rules to implement Step 6 emission regulations in July 2020, based on Euro 6 regulation. Step 6a regulations will be implemented in July 2020 and Step 6b regulations will be implemented in July 2023. From July 2019, some regional environmental protection departments have already introduced Step 6 regulations in advance of national schedule.

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

India

India implemented Bharat Stage VI (BS VI) regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase is expected to apply from April 2023 with more stringent particle number and on-board diagnostic requirements and compliance for RDE.

Thailand

Thailand is scheduled to implement Euro 5 regulation by 2022 and Euro 6 regulation by 2023.

Malaysia

Malaysia is scheduled to implement Euro 4 regulation from July 2020 for new vehicles and January 2022 for all gasoline vehicles.

Indonesia

Indonesia introduced Euro 4 regulation from April 2017 for new models of vehicles and October 2018 for existing models of vehicles.

Other Regions

Brazil is scheduled to implement PROCONVE L7 from 2022 and L8 from 2025. This regulation is a unique Brazilian regulation based on U.S. regulations, which is much stricter than current regulations. Brazilian authorities and manufacturers are currently discussing the test methods and the OBD requirements.

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

In March 2018, MLIT and METI jointly established a committee and commenced a study to formulate new fuel economy standards for passenger motor vehicles for 2030. The new standards, announced in January 2020, require an improvement in fuel efficiency of 32.4% over the 2016 standards and adopted the Corporate Average Fuel Economy (CAFE) calculation method.

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

On September 27, 2019, the EPA and the NHTSA jointly issued Part 1 of the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule Part 1: One National Program” replacing the current GHG / CAFE regulations.

The SAFE Vehicles Rule Part 1 clarified that federal law supersedes state law and withdrew a preemption waiver (Federal Priority) previously granted to allow the state of California to set its own GHG emission standards different from the federal standards set by EPA.

In March 2020, the EPA and the NHTSA jointly published the SAFE Vehicles Rule Part 2. Under the new SAFE rule, both GHG and CAFE requirements will increase in stringency by 1.5% per year during 2021-2026 model years. The CO2 standard for the 2026 model year is industry average of 199 g-CO2/mile.

Canada

The government of Quebec in Canada finalized the standard to mandate each automaker to sell a certain minimum number of ZEVs starting from the 2018 model year.

In May 2019, the government of British Columbia also adopted a bill to mandate ZEV sales from 2025.

In June 2019, the Environment and Climate Change Canada signed an agreement with the California Air Resources Board in the United States to promote cooperation in reducing GHG emissions.

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

3. Recycling / End-of-Life Vehicles (ELV) / Chemicals and hazardous substances

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

In 2019, the MLIT adopted UN R152, which regulates “Advanced Emergency Braking System (AEBS)”.

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

In February 2020, the NHTSA issued a proposed rule for FMVSS 200 series to establish a new “Occupant Protection for Automated Driving Systems”. This proposed rule seeks to adopt safety requirements for vehicles with Automated Driving Systems (ADS) that lack traditional manual controls by revising the requirements and test procedures to account for the removal of manually operated driving controls.

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

To address this issue, the revised General Safety Regulations came into force in January 2020 and will be applied to vehicles from July 2022, which is 30 months after the enforcement. The revised General Safety Regulations include mandatory equipment such as driver assistance systems like ADAS.

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

China

Vehicle safety regulations in China were drafted with reference to the UNECE standards and cover almost the same matters as the UNECE standards. However, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE standards. Future safety regulations are described as follows:

Newly published GB standards (Chinese national standards issued by the Standardization Administration of China) in 2019 include:

+	Electromagnetic compatibility requirements and test methods of drive motor system for electric vehicles;

+	Acoustic vehicle alerting system of electric vehicles running at low speed; and

+	Technical Specifications of High Duty Cables and Connectors for Electric Vehicles.

+	Amendment to Photometric characteristics of daytime running lamps for power driven vehicles.

Newly established GB standards (not yet published) include:

+	Amendment to DC/DC Converter for Electric Vehicles;

+	Amendment to Fuel cell electric vehicles – Safety requirements;

+	Establishment of Electric vehicles safety requirements;

+	Establishment of Requirement of Event Data Recorder (EDR);

+	Establishment of Technical requirements and testing methods for lane keeping assistance system (LKA);

+	Establishment of Performance requirements and test method of intelligent assisted parking system;

+	Establishment of Technical requirements and testing methods for blind spot detection system (BSD);

+	Establishment of Electric vehicles traction battery safety requirements;

+	Establishment of Technical requirements and testing methods for Automatic Emergency Call Systems (AECS); and

+	Establishment of Technical requirements for cyber security.

India

In India, the government had amended AIS-145, a new standard for additional safety features, which became mandatory from July 2019. Specific safety features pursuant to this standard include a speed alert system, driver seat belt reminder, manual override for the central locking system, driver air bags and vehicle reverse parking alerts.

United Nations

Following a long discussion, Revision 3 of the 1958 Agreement was adopted at the 169th WP29 and the official document (UN Agreement) was published in October 2017. This Revision 3 was entered into force on September 14, 2017. The 1958 Agreement, an intergovernmental agreement of United Nations Economic Commission for Europe (UN/ECE) signed in 1958, aims at establishing a unified standard for the structure, safety and environment performance of wheeled vehicles, equipment and parts and promoting reciprocal recognition of approvals for such wheeled vehicles, equipment and parts. The major changes of Revision 3 are:

+	Introduction of the International Whole Vehicle Type Approval (IWVTA) (The current agreement covers only components and systems),

+	Issuance of UN Regulation (UN R)’s certificate of former series (Acceptance is optional in each country),

+	Review of the majoritarian provisions (Ratio of the adoption is changed from two-thirds and more to four-fifths and more).

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

Europe

Euro 5 requirements other than catalyst monitoring of OBD (Onboard Diagnostics Regulation) started to apply to new vehicle models from January 2020 and will apply to all vehicles registered from January 2021. Catalyst monitoring will apply to new vehicle models from January 2024 and will apply to all vehicles registered from January 2025.

India

Ministry of Road Transport & Highways, the Government of India implemented an emission regulation called BS IV, which applied to new motorcycles from April 2016 and to all motorcycles registered from April 2017. India also published a BS VI regulation (Euro 5 level exhaust emission regulation), which started to apply from April 2020, except OBD stage 2, which will apply from 2023.

China

China started to consider introducing the Euro 5 level emission regulation.

Other Asian Countries

Indonesia, Vietnam and Thailand have implemented emissions regulations based on European regulations.

Other Regions

Brazil published a new emission regulation called PROMOT 5 (Euro 5 level exhaust emission regulation), which will apply to new motorcycles from January 2023 and to all motorcycles registered from January 2025. The OBD stage 2 requirement will apply to new models of motorcycles from January 2025 and will apply to all motorcycles registered from January 2027.

2. Recycling / Chemicals and hazardous substances

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

Japan adopted electric safety requirements for battery motorcycles (UN R136), and the requirements applied to new type motorcycles from January 2018, and applied to all motorcycles from January 2020.

Japan newly adopted “Hydrogen and Fuel Cell Vehicles of category L” (UN R146), which became applicable to all motorcycles from January 2, 2019.

Japan plans to adopt the Installation of lighting and light-signaling devices (UN R53), which will be applied to new motorcycle models from 2023.

The United States

There is no new regulation information for motorcycle safety.

Europe

On January 10, 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to Brexit.

India

In India, the Auto Headlight On (AHO) function, which automatically turns on the head lamps when the engine is running, shall be installed on all two-wheelers manufactured on and after April 1, 2017 and also on new vehicle models manufactured on and after April 1, 2018. All vehicles manufactured on and after April 1, 2019 shall be equipped with an advanced brake system. Two-wheeled vehicles with engine capacity of not more than 125cc, continuous rated or net power not more than 11kW and power/weight ratio not more than 0.1 kW/kg shall be equipped with ABS or CBS. All other categories of two-wheeled vehicles shall be equipped with ABS. Furthermore, the Automotive Industry Standard Committee (AISC) published AIS 146, 147 and 148. These are the standards for stand, external projection and footrest strength. These standards became closer to those required by the European regulations.

In addition, AIS-156 for electric safety requirements for electric motorcycles are currently being prepared based on UNR136.

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

The noise regulations will be revised in 2020.

Other Asian Countries

Indonesia, Vietnam and Thailand have been introducing various regulations regarding lighting and braking based on UN Regulations.

Other Regions

The Brazil transport authority (CONTRAN) issued a standard concerning motorcycle braking based on the UNECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but added drive/driven sprocket, drive chain and muffler to the scope of application from March 24, 2019 at customs clearance. Brazilian government issued lighting regulation based on previous UNECE regulations; these regulations were implemented from January 1, 2019. On January 31, 2020, CONTRAN implemented new requirements for license plates based on the Mercosur standards. In addition, the requirements for holes for sealing of license plates have been repealed, since QR codes are printed on the plates instead.

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

In 2019, Chinese authorities strengthened monitoring of emissions in the market, and emission control regulations were enacted in each province and city.

Thailand

In 2019, the Thai Ministry of Industry issued a draft standard for environmental performance of small air-cooled gasoline engines.

2. Recycling / Chemicals and hazardous substances

Europe

The same REACH compliance required for motor vehicles is required for power products. In June 2011, the European Union Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) had been wholly revised and most power products were within its scope after 2019.

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

In 2020, the METI began considering introduction of a warning label regarding safety of snow blowers.

The United States

In November 2016, the U.S. Consumer Product Safety Commission promulgated a notice of proposed rule-making in the Federal Register, which proposes to restrict the carbon monoxide emission from portable generator rated 19kW and below. This regulation was proposed to address the carbon monoxide poisoning injuries occurring from portable generators.

In April 2018, an American National Standard Institute (ANSI) Standard for portable generators were amended.

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

In 2019, the EU Commission began discussions for a revision of the Machinery Directive.

China

The General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) has issued final regulations for spark-ignition engines which include a wide variety of requirements such as machinery safety, thermal protection, electrical safety, and others. It became effective in 2015.

In 2019, a recommended standard for lawn mower safety requirements was issued by the State Administration for Market Regulation (SAMR).

Preparing for the Future

Management Challenges

The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. It is vital to ensure “strong products, strong Mono-zukuri (the art of making things) and strong businesses” which are essential for future growth.

Looking at the market environment of Motorcycle business operations, competition with not only existing manufacturers but also emerging manufacturers is intensifying. The operating environment continues to change more rapidly than ever as seen by the need to make efforts to deal with tighter environmental regulations in each country and expansion of new markets.

In Automobile business operations, Honda will create products that can immediately respond to changes in the environment and satisfy customer needs with strong Mono-zukuri, and will develop a strong business operation structure that can deliver products to the world in a timely manner.

The Life creation and other businesses will evolve into a function to create new value for “mobility” and “daily lives,” with the addition of “new businesses for the future,” including the energy business, to the existing “provision of power products.” Honda will broaden the domain and promote businesses under the concept of “Life creation business.”

Challenges to be Addressed Preferentially

Considering the business environment, Honda will work on the following new challenges directed at the next generation to provide value unique to Honda with a view to contributing to solving various social issues while continuing to achieve sustainable growth.

1. Prepare for future growth

Next-generation technologies

In the automobile industry in the future, the ability to respond to electrification, driver-assistive technologies, connected technologies and other technological innovations will likely determine the competitiveness of a company. Honda will work to develop products and services equipped with such next-generation technologies in the Motorcycle, Automobile and Life creation businesses, and ensure business feasibility as early as possible.

As for electrification, Honda will further expand the lineup of hybrid vehicles based on electric-powered motor technology it has been developing, and proactively introduce zero-emission vehicles.

Regarding driver-assistive technologies, Honda will work to promote and evolve “Honda SENSING,” a safety and driver-assistive system, for the purpose of preventing accidents.

By continuing to push ahead with efforts for joint development and commercialization in preparation for future society while utilizing partnerships with other companies, Honda will aim to realize a clean and safe / secure society.

New businesses

In “Honda eMaaS,” Honda’s energy technology is expected to contribute to the effective utilization of electric power for society as a whole. For example, Honda’s electrified mobility and energy equipment function as temporary electric power storage/discharge devices, contributing to stabilization of electric power. To this end, in the mobility service, efforts need to be made in the areas of mobility and goods transport services using electric vehicles. In the energy service, efforts need to be made in the area of mobile power supply, by not only “using” energy equipment as a power source for mobility but also enabling them to “create” electric power and “connect” with the power supplies for the household so that electricity can be used efficiently whenever and wherever needed.

Honda intends to serve people worldwide with the “joy of expanding their life’s potential” by proposing solutions in these areas.

2. Solidify existing businesses

Honda will enhance the business strategy formulation function by steadily proceeding with the next initiatives, and build a highly competitive Mono-zukuri foundation to realize strong businesses.

Build a structure to realize strategies

In order to build strong businesses that can immediately respond to changes in the environment and can provide products that satisfy customer needs in a timely manner, Honda has established a unified operational structure which integrates S-E-D-B (Sales, Engineering, Development and Buying) areas.

This enables the formulation of business strategies based on a big-picture view of product planning, development, buying/purchasing, engineering/production and sales, and the swift implementation of such strategies. At the same time, Honda will realize Mono-zukuri reform and stable production with high-precision development of new models through frontloading and operation which integrates the entire process from development through mass-production.

Mono-zukuri reform

In the Automobile business, Honda has strengthened its global models and regional models according to the needs of each region, with the aim of manufacturing challenging products unique to Honda. Efficient Mono-zukuri, in addition to product appeal, is indispensable for further enhancing the competitiveness of such models. To this end, Honda is working to strengthen the structure in each area. Introducing the Honda Architecture, which is a company-wide initiative that increases the efficiency of development and expands parts-sharing for mass-production models, Honda will sequentially apply it, starting with the global models, and expand its application. By doing so, Honda will enhance the efficiency of existing businesses and repurpose those man-hours to conduct research and development in advanced areas, thereby accelerating development for the future.

Steady progress is being made in optimizing the production capacity in all regions, and Honda will improve its global capacity utilization rate.

Further improve quality

To achieve a new level of outstanding quality of products, Honda has continued activities to further improve quality at every stage: design, development, production, sales and service including suppliers. Going forward, Honda will team up with other companies, including those from other industries, to challenge new forms of mobility that incorporate electrification, driver-assistive technologies and IoT in creating new value through open innovation. To that end, Honda will evolve its activities to realize a new level of outstanding quality, by pursuing the utmost quality not only in products and services provided to customers but also in every area of business at all points of customer contact, alongside evolution in “mobility” and “daily lives.”

Also, in the Automobile business, in April 2020 the quality innovation departments for all operations were integrated, and Quality Innovation Operations was newly established and commenced activities.

Continue to enhance Honda’s social reputation and communication with the community

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

C. Organizational Structure

As of March 31, 2020, the Company had 85 Japanese subsidiaries and 272 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

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

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2020, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	5,295	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	2,097	Power products and transmissions
Suzuka, Mie, Japan	6,180	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,633	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A.	931	Aircraft
Burlington, North Carolina, U.S.A.	111	Aircraft engines
Marysville, Ohio, U.S.A.	5,514	Automobiles
Anna, Ohio, U.S.A.	2,617	Engines
East Liberty, Ohio, U.S.A.	2,227	Automobiles
Lincoln, Alabama, U.S.A.	4,809	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,529	Automobiles
Alliston, Canada	4,308	Automobiles and engines
El Salto, Mexico	235	Motorcycles
Celaya, Mexico	4,841	Automobiles
Swindon, U.K	2,836	Automobiles and engines
Gebze, Turkey	1,096	Motorcycles and automobiles
Gurugram, India	2,601	Motorcycles
Greater Noida, India	2,687	Automobiles
Alwar, India	2,609	Motorcycles and automobiles
Narasapura, India	1,843	Motorcycles
Ahemdabad, India	837	Motorcycles
Karawang, Indonesia	2,880	Automobiles and engines
Melaka, Malaysia	2,284	Automobiles
Ayutthaya, Thailand	2,779	Automobiles
Prachinburi, Thailand	1,250	Automobiles
Bangkok, Thailand	3,547	Motorcycles and power products
Phuc Yen, Vietnam	4,584	Motorcycles and automobiles
Duy Tien, Vietnam	521	Motorcycles
Buenos Aires, Argentina	1,007	Motorcycles and automobiles
Sumare, Brazil	2,172	Automobiles
Itirapina, Brazil	1,025	Automobiles
Manaus, Brazil	6,570	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2020, the Company’s property, with a net book value of approximately ¥1.4 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2020 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,620.5 billion, increased by ¥155.2 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥375.6 billion, decreased by ¥50.8 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2019	2020	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥59,288	¥67,827	¥8,539
Automobile Business	354,388	293,771	(60,617)
Financial Services Business	2,039,126	2,245,073	205,947
Financial Services Business (Excluding Equipment on Operating Leases)	392	180	(212)
Life Creation and Other Businesses	12,451	13,865	1,414
Total	¥2,465,253	¥2,620,536	¥155,283
Total (Excluding Equipment on Operating Leases)	¥426,519	¥375,643	¥(50,876)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥67,827 million in the fiscal year ended March 31, 2020. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥293,771 million in the fiscal year ended March 31, 2020. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥180 million in the fiscal year ended March 31, 2020, while capital expenditures for equipment on operating leases were ¥2,244,893 million.

In Life creation and other businesses, capital expenditures of ¥13,865 million in the fiscal year ended March 31, 2020, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after fiscal year 2020

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

However, Honda has not determined the plans for significant capital expenditures for the fiscal year ending March 31, 2021 since Honda is unable to reasonably calculate the impacts relating to the spread of COVID-19.

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

A. Operating Results

Overview

Business Environment

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2020, until the fiscal third quarter, the United States economy continued to recover, mainly due to improvement in employment conditions and gradually growing personal consumption. Europe saw a weak economic recovery, mainly due to deterioration of employment conditions and a gradual decline in personal consumption. In the Asian economies, India, Thailand and Indonesia showed weakness while China’s economy experienced a moderate slowdown. The Japanese economy saw a gradual recovery, mainly due to improvement in employment conditions and an upturn in personal consumption, in addition to moderate growth in capital investment. The spread of COVID-19 in the fiscal fourth quarter led to a global economic slowdown. For the time being, a further downturn in the economy is expected.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Impacts relating to the spread of COVID-19 on Honda’s consolidated financial results

The spread of COVID-19 has caused the global economic slowdown and also have affected Honda’s consolidated financial results for the fiscal fourth quarter.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. Customer credit risk and other factors were affected by changes in forecast, including an increase in unemployment rate and decline in used vehicle prices due to the downturn of economy.

In the Automobile business, decreased unit sales of automobiles mainly in North America was a component of factors of a decrease in operating profit. Share of profit of investments accounted for using the equity method also decreased due to a decrease in unit sales of automobiles in China. In the Financial services business, selling, general and administrative expenses increased due to an increase in allowance for credit losses mainly in North America.

In addition, see “Risks relating to the spread of coronavirus disease 2019 (COVID-19)” in Item 3.D. “Risk Factors”.

Overview of Fiscal Year 2020 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2020, decreased from the fiscal year ended March 31, 2019, due mainly to decreased sales revenue in the Automobile business as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in the Financial services business. Operating profit decreased from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses.

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

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) in fiscal year 2020 totaled 12,426 thousand units, a decrease of 6.0% from the previous fiscal year, due mainly to decreases primarily in India and Thailand, which offset increases in sales in Brazil.

Automobile Business

Honda’s consolidated unit sales of automobiles in fiscal year 2020 totaled 3,318 thousand units, a decrease of 11.5% from the previous fiscal year, due mainly to decreases in sales units primarily in Asia and North America.

Life Creation and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2020 totaled 5,701 thousand units, a decrease of 9.5% from the previous fiscal year, due mainly to decreases in sales units primarily in North America and Asia.

Fiscal Year 2020 Compared with Fiscal Year 2019

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2020, decreased by ¥957.6 billion, or 6.0%, to ¥14,931.0 billion from the fiscal year ended March 31, 2019, due mainly to decreased sales revenue in the Automobile business as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in the Financial services business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥599.2 billion, or 3.8%, compared to the decrease as reported of ¥957.6 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses decreased by ¥864.8 billion, or 5.7%, to ¥14,297.3 billion from the previous fiscal year. Cost of sales decreased by ¥729.2 billion, or 5.8%, to ¥11,851.6 billion from the previous fiscal year, due mainly to a decrease in costs attributable to decreased consolidated sales revenue in the Automobile business. Selling, general and administrative expenses decreased by ¥132.8 billion, or 7.5%, to ¥1,641.5 billion from the previous fiscal year. Research and development expenses totaled to ¥804.1 billion basically unchanged from the previous fiscal year.

Operating Profit

Operating profit decreased by ¥92.7 billion, or 12.8%, to ¥633.6 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses. Honda estimates that by excluding negative foreign currency effects of approximately ¥105.8 billion, operating profit would have increased by approximately ¥13.1 billion.

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

Profit before Income Taxes

Profit before income taxes decreased by ¥189.4 billion, or 19.3%, to ¥789.9 billion. The main factors behind this decrease, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a negative impact of ¥64.6 billion, due mainly to a decrease in profit attributable to decreased sales revenue at affiliates and joint ventures in Asia.

Finance income and finance costs had a negative impact of ¥32.1 billion, due mainly to effect from gains or losses on foreign exchange. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥23.1 billion, or 7.6%, to ¥279.9 billion from the previous fiscal year. The average effective tax rate increased by 4.5 percentage points to 35.4% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year decreased by ¥166.3 billion, or 24.6%, to ¥509.9 billion from the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent decreased by ¥154.5 billion, or 25.3%, to ¥455.7 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests decreased by ¥11.7 billion, or 17.9%, to ¥54.1 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) totaled 12,426 thousand units, decreased by 6.0% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Asia.

Sales revenue from external customers decreased by ¥40.8 billion, or 1.9%, to ¥2,059.3 billion from the previous fiscal year, due mainly to decreased consolidated unit sales as well as negative foreign currency translation effects. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥24.8 billion, or 1.2%, compared to the decrease as reported of ¥40.8 billion, which includes negative foreign currency translation effects.

Operating costs and expenses decreased by ¥34.8 billion, or 1.9%, to ¥1,773.6 billion from the previous fiscal year. Cost of sales decreased by ¥11.6 billion, or 0.8%, to ¥1,494.6 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales as well as negative foreign currency effects. Selling, general and administrative expenses decreased by ¥16.0 billion, or 7.4%, to ¥199.6 billion. Research and development expenses decreased by ¥7.1 billion, or 8.3%, to ¥79.3 billion.

Operating profit decreased by ¥5.9 billion, or 2.0%, to ¥285.6 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales volume and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction.

Japan

Total industry demand for motorcycles in Japan* was approximately 360 thousand units in fiscal year 2020, a decrease of approximately 3% from the previous fiscal year.

Honda’s consolidated unit sales in Japan decreased 1.0% to 205 thousand units in fiscal year 2020, a decline from the previous fiscal year, mainly due to decreases primarily in sales of the Super Cub 110, which offset the increases primarily in sales of the Tact.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, increased around 1% from the previous year to approximately 660 thousand units in calendar year 2019.

Honda’s consolidated unit sales in North America increased 9.6% from the previous fiscal year to 330 thousand units in fiscal year 2020. This was mainly due to an increase in sales of side-by-sides (SxS), led by the Talon 1000R primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe* increased around 4% from the previous year to approximately 960 thousand units in calendar year 2019.

Honda’s consolidated unit sales in Europe decreased 4.0% from the previous fiscal year to 239 thousand units in fiscal year 2020, mainly due to decreases primarily in sales of the SH300i, which offset increases primarily in sales of the CB650R.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in Asia* decreased around 7% from the previous year to approximately 41,090 thousand units in calendar year 2019.

Looking at market conditions by country, in calendar year 2019, demand in India decreased around 13% from the previous year to approximately 18,790 thousand units. Demand in Indonesia increased around 3% from the previous year to approximately 6,500 thousand units. Demand in China decreased around 6% from the previous year to approximately 6,500 thousand units. Demand in Vietnam decreased around 4% from the previous year to approximately 3,250 thousand units. Demand in Pakistan decreased around 3% from the previous year to approximately 2,050 thousand units. Demand in Thailand decreased around 3% from the previous year to approximately 1,740 thousand units.

Honda’s consolidated unit sales in Asia were 10,348 thousand units in fiscal year 2020, a decrease by 7.6% from the previous fiscal year, mainly due to decreases primarily in sales of the Activa model in India, which offset increases primarily in sales of such commuter models as the RS150R in Malaysia.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2020 decreased around 2.3% from the previous fiscal year to approximately 4,850 thousand units, mainly due to decreases primarily in sales of the BeAT model, which offset increases primarily in sales of the new Genio model.

*	Based on Honda research. Only includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, increased around 13% from the previous year to approximately 1,080 thousand units in calendar year 2019.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales increased 3.7% from the previous fiscal year to 1,304 thousand units in fiscal year 2020 due mainly to an increase in sales of the Elite 125 in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 3,318 thousand units, decreased by 11.5% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in all regions.

Sales revenue from external customers decreased by ¥1,113.0 billion, or 10.1%, to ¥9,959.0 billion from the previous fiscal year, due mainly to decreased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥872.9 billion, or 7.9%, compared to the decrease as reported of ¥1,113.0 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥1,093.1 billion, or 9.7%, to ¥10,194.6 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥1,036.7 billion, or 9.4%, to ¥10,041.3 billion from the previous fiscal year. Cost of sales decreased by ¥878.6 billion, or 9.8%, to ¥8,124.9 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales. Selling, general and administrative expenses decreased by ¥163.1 billion, or 11.8%, to ¥1,221.4 billion. Research and development expenses increased by ¥5.1 billion, or 0.7%, to ¥694.9 billion.

Operating profit decreased by ¥56.3 billion, or 26.9%, to ¥153.3 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales volume and model mix as well as negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses as well as continuing cost reduction.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2019	2020
Passenger cars:	50%	48%
Accord, Brio, City, Civic, Crider, Fit/Jazz

Light trucks:	43%	45%
CR-V, Freed, Odyssey, Pilot, Vezel/HR-V, XR-V

Mini vehicles:	7%	7%
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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 30% higher, our passenger cars category was approximately 20% lower and our mini vehicles category was approximately 45% lower than total weighted average contribution margin for the fiscal year ended March 31, 2020. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 decreased around 4% from the previous fiscal year to approximately 5,030 thousand units in fiscal year 2020.

Honda’s consolidated unit sales in Japan decreased 8.4% from the previous fiscal year to 589 thousand units*2 in fiscal year 2020. This was mainly because of the impact of restrictions on the supply of parts for the new N-WGN, which offset increases primarily in sales of the Freed.

Honda’s unit production of automobiles in Japan decreased 11.4% from the previous fiscal year to 808 thousand units in fiscal year 2020. This was mainly because of decreases due to effects of restrictions on the supply of parts for the new N-WGN.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, decreased around 1% from the previous year to approximately 17,040 thousand units in calendar year 2019. This result reflected decreased demand for passenger cars, despite a continued increase for light trucks.

Honda’s consolidated unit sales in North America decreased 6.6% from the previous fiscal year to 1,825 thousand units in fiscal year 2020. This decrease was mainly attributable to the effect of a decrease in sales of the Civic model, despite increases primarily in sales of the Passport model.

Honda manufactured 1,736 thousand units in fiscal year 2020, a decrease of 3.7% from the previous fiscal year, mainly due to decreases in demand for passenger cars.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* decreased around 1% from the previous year to approximately 15,800 thousand units in calendar year 2019, mainly due to the slowdown in the diesel market.

Honda’s consolidated unit sales in Europe decreased 21.3% from the previous fiscal year to 133 thousand units in fiscal year 2020, mainly due to decreases primarily in sales of the Civic model.

Unit production at Honda’s U.K. plant in fiscal year 2020 decreased 36.8% from the previous fiscal year to 95 thousand units, mainly attributable to the effect of a decrease in sales of the Civic model.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries and the U.K.

Asia

Total demand for automobiles in China, the largest market within Asia, decreased around 8% from the previous year to approximately 25,760 thousand units*1 in calendar year 2019. Total demand for automobiles in other countries in Asia decreased around 9% from the previous calendar year to approximately 7,810 thousand units*2. This was mainly due to decreases in demand in India and Indonesia.

Honda’s consolidated unit sales in Asia decreased 23.3% from the previous fiscal year to 563 thousand units in fiscal year 2020. The decrease was mainly attributable to the decrease in sales of the Amaze in India, and the City in Malaysia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China decreased 7.3% from the previous fiscal year to 1,389 thousand units in fiscal year 2020. The decrease was mainly attributable to a decrease in sales of the Fit model, despite the effect of launching the new Envix model and the Inspire.

Honda’s unit production by consolidated subsidiaries in Asia decreased 24.4% from the previous fiscal year to 606 thousand units*3 in fiscal year 2020.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. decreased 8.1% from the previous fiscal year to 1,370 thousand units in fiscal year 2020.

*1	Source: CAAM (China Association of Automobile Manufacturers)

*2	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

*3	The total includes the following nine countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India, Pakistan and China.

Other Regions

Total industry demand for automobiles in Brazil, the principal market within Other Regions, increased around 8% from the previous year to approximately 2,660 thousand units* in calendar year 2019.

In Other Regions (including South America, the Middle East, Africa, Oceania and other areas), Honda’s consolidated unit sales decreased 16.1% from the previous fiscal year to 208 thousand units in fiscal year 2020, mainly due to decreases primarily in sales of the City and Fit models in Brazil.

Unit production at Honda’s plant in Brazil decreased 10.9% from the previous fiscal year to 124 thousand units in fiscal year 2020.

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

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2020, decreased by ¥66.8 billion, or 0.7%, to ¥9,787.2 billion from March 31, 2019. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2020 would have increased by approximately ¥123.3 billion, or 1.3%, compared to the previous fiscal year.

Sales revenue from external customers increased by ¥221.6 billion, or 9.4%, to ¥2,586.9 billion from the previous fiscal year, due mainly to increased revenues on disposition of lease vehicles and operating lease revenues. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥266.1 billion, or 11.2%, compared to the increase as reported of ¥221.6 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales increased by ¥220.8 billion, or 9.3%, to ¥2,600.9 billion from the previous fiscal year.

Operating costs and expenses increased by ¥237.1 billion, or 11.1%, to ¥2,381.2 billion from the previous fiscal year. Cost of sales increased by ¥187.5 billion, or 9.3%, to ¥2,214.0 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased revenues on disposition of lease vehicles and operating lease revenues. Selling, general and administrative expenses increased by ¥49.6 billion, or 42.2%, to ¥167.2 billion from the previous fiscal year, due mainly to an increase in allowance for credit losses.

Operating profit decreased by ¥16.2 billion, or 6.9%, to ¥219.7 billion from the previous fiscal year, due mainly to increased selling, general and administrative expenses, which was partially offset by an increase in profit attributable to increased sales revenue.

Life Creation and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,701 thousand units, decreased by 9.5% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in all regions.

Sales revenue from external customers decreased by ¥25.3 billion, or 7.2%, to ¥325.6 billion from the previous fiscal year, due mainly to decreased consolidated unit sales in Life creation business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥17.2 billion, or 4.9%, compared to the decrease as reported of ¥25.3 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥26.6 billion, or 7.1%, to ¥350.6 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥12.4 billion, or 3.2%, to ¥375.7 billion from the previous fiscal year. Cost of sales decreased by ¥8.4 billion, or 2.8%, to ¥292.6 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales in Life creation business. Selling, general and administrative expenses decreased by ¥3.2 billion, or 5.7%, to ¥53.3 billion. Research and development expenses decreased by ¥0.7 billion, or 2.4%, to ¥29.7 billion from the previous fiscal year.

Operating loss was ¥25.0 billion, an increase of ¥14.1 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales volume and model mix. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥42.2 billion, an increase of ¥2.0 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in Japan decreased 7.1% from the previous fiscal year to 312 thousand units in fiscal year 2020, mainly due to a decrease in sales of OEM engines* and other factors, which offset the increase primarily in the sales of generators.

*	OEM (Original Equipment Manufacturer) engines: refers to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America decreased 6.6% from the previous fiscal year to 2,848 thousand units in fiscal year 2020, mainly due to a decrease in the sales of OEM engines, which offset an increase primarily in the sales of lawnmowers.

Europe

Honda’s consolidated unit sales in Europe decreased 14.1% from the previous fiscal year to 845 thousand units in fiscal year 2020, mainly due to a decrease in sales of OEM engines and lawnmowers.

Asia

Honda’s consolidated unit sales in Asia decreased 11.8% from the previous fiscal year to 1,375 thousand units in fiscal year 2020. This was mainly due to a decrease in sales of OEM engines and brush cutters.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania and other areas) decreased 13.9% from the previous fiscal year to 321 thousand units in fiscal year 2020, mainly due to decreases in the sales of OEM engines and water pumps.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales decreased by ¥425.3 billion, or 8.8%, to ¥4,422.9 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business.

Operating loss was ¥28.1 billion, a decrease of ¥28.1 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses.

North America

In North America, where the United States is the principal market, sales revenue decreased by ¥467.1 billion, or 5.2%, to ¥8,556.8 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in the Financial services business. Operating profit increased by ¥5.5 billion, or 1.9%, to ¥305.3 billion from the previous fiscal year, due mainly to continuing cost reduction as well as decreased selling, general and administrative expenses, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix.

Europe

In Europe, sales revenue decreased by ¥154.8 billion, or 16.7%, to ¥772.5 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business. Operating profit was ¥14.9 billion, an increase of ¥21.6 billion from the previous fiscal year, due mainly to continuing cost reduction as well as an increase in profit attributable to increased sales revenue and model mix.

Asia

In Asia, sales revenue decreased by ¥412.5 billion, or 9.7%, to ¥3,859.7 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business. Operating profit decreased by ¥84.6 billion, or 20.9%, to ¥319.5 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by continuing cost reduction.

Other Regions

In Other Regions, sales revenue decreased by ¥70.8 billion, or 9.3%, to ¥693.6 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business as well as negative foreign currency translation effects. Operating profit increased by ¥14.6 billion, or 64.9%, to ¥37.2 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by negative foreign currency effects.

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

*	Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’Association)) New passenger car registrations cover 28 EU countries and three EFTA countries.

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

Life Creation and Other Businesses

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

Operating costs and expenses increased by ¥13.6 billion, or 3.6%, to ¥388.1 billion from the previous fiscal year. Cost of sales increased by ¥13.8 billion, or 4.8%, to ¥301.1 billion, due mainly to an increase in costs attributable to increased consolidated unit sales in Life creation business. Selling, general and administrative expenses decreased by ¥4.8 billion, or 7.8%, to ¥56.5 billion. Research and development expenses increased by ¥4.6 billion, or 17.8%, to ¥30.5 billion from the previous fiscal year.

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

Japan

Honda’s consolidated unit sales in Life creation business operations in Japan increased 12.0 % from the previous fiscal year to 336 thousand units in fiscal year 2019 mainly due to an increase in sales of OEM engines* and other factors.

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

As of the date of this report, although it is difficult to reasonably predict the severity and duration of the spread of COVID-19, we accounted for estimates using assumptions where corporate economic activities restart and market gradually recovers as the spread of COVID-19 slows down, based upon the information available. As uncertainties in market trend and economic conditions may remain persistent considering duration of the spread of COVID-19 and countermeasures taken by each country and region, actual results in any future periods could differ materially from the estimates.

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

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Provisions for product warranties
Balance at beginning of year	¥520,130	¥457,596	¥458,482

Effect of changes in accounting policy	¥—	¥(4,536)	¥—

Adjusted balance at beginning of year	¥520,130	¥453,060	¥458,482

Provision*	¥219,575	¥247,194	¥212,275
Write-offs	(239,903)	(231,230)	(250,522)
Reversal	(30,022)	(17,596)	(26,843)
Exchange differences on translating foreign operations	(12,184)	7,054	(12,703)

Balance at end of year	¥457,596	¥458,482	¥380,689

Sales revenue	¥15,361,146	¥15,888,617	¥14,931,009

*

Provisions for product warranties accrued during the period for the years ended March 31, 2018, 2019 and 2020 are ¥219.5 billion, ¥247.1 billion and ¥212.2 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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

Credit losses are an expected cost of extending credit. The majority of the credit risk is with consumer financing. Credit risk on consumer finance receivables can be affected by general economic conditions. Adverse changes such as a rise in unemployment can increase the likelihood of defaults. Declines in used vehicle prices can reduce the amount of recoveries on repossessed collateral. Exposure to credit risk on consumer finance receivables is managed by monitoring and adjusting underwriting standards, which affect the level of credit risk that is assumed, pricing contracts for expected losses, and focusing collection efforts to minimize losses.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as part of our allowance calculation would have on the remeasurement and allowance for credit losses. If we had experienced a 10% increase in write-offs during fiscal year 2020, the remeasurement for fiscal year 2020 and the allowance balance at the end of fiscal year 2020 would have increased by approximately ¥9.6 billion and ¥6.3 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2020.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2018	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥28,867	¥809	¥1,823	¥31,499

Provision	¥36,037	¥214	¥336	¥36,587
Write-offs	(39,478)	(299)	(271)	(40,048)
Recoveries	8,368	50	13	8,431
Exchange differences on translating foreign operations	(1,718)	47	5	(1,666)

Balance at end of year	¥32,076	¥821	¥1,906	¥34,803

Ending balance of receivables from financial services	¥4,187,420	¥165,156	¥651,141	¥5,003,717
Average balance of receivables from financial services	¥4,283,938	¥178,083	¥608,199	¥5,070,220
Net write-offs as a % of average balance of receivables from financial services	0.73%	0.14%	0.04%	0.62%
Allowance as a % of ending balance of receivables from financial services	0.77%	0.50%	0.29%	0.70%

	Yen (millions)
For the year ended March 31, 2019	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥32,076	¥821	¥1,906	¥34,803

Effect of changes in accounting policy	¥4,599	¥—	¥—	¥4,599

Adjusted balance at beginning of year	¥36,675	¥821	¥1,906	¥39,402

Remeasurement	¥33,873	¥92	¥755	¥34,720
Write-offs	(30,986)	(125)	153	(30,958)
Exchange differences on translating foreign operations	198	(58)	(101)	39

Balance at end of year	¥39,760	¥730	¥2,713	¥43,203

Ending balance of receivables from financial services	¥4,602,848	¥142,855	¥712,214	¥5,457,917
Average balance of receivables from financial services	¥4,462,772	¥150,766	¥661,846	¥5,275,384
Write-offs as a % of average balance of receivables from financial services	0.69%	0.08%	(0.02)%	0.59%
Allowance as a % of ending balance of receivables from financial services	0.86%	0.51%	0.38%	0.79%

	Yen (millions)
For the year ended March 31, 2020	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥39,760	¥730	¥2,713	¥43,203

Remeasurement	¥54,833	¥142	¥1,905	¥56,880
Write-offs	(31,436)	(130)	(1,784)	(33,350)
Exchange differences on translating foreign operations	(2,916)	(52)	(297)	(3,265)

Balance at end of year	¥60,241	¥690	¥2,537	¥63,468

Ending balance of receivables from financial services	¥4,440,364	¥125,958	¥666,992	¥5,233,314
Average balance of receivables from financial services	¥4,552,643	¥132,568	¥651,139	¥5,336,350
Write-offs as a % of average balance of receivables from financial services	0.69%	0.10%	0.27%	0.62%
Allowance as a % of ending balance of receivables from financial services	1.36%	0.55%	0.38%	1.21%

Honda has adopted IFRS 9 issued in July 2014 with a date of initial application of April 1, 2018. Comparative amounts for the year ended March 31, 2018 represent the allowance for credit losses under previous accounting policies. Details of previous accounting policies are described in “(j) Impairment” of note “(3) Significant Accounting Policies” to the accompanying consolidated financial statements.

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2018	2019	2020
Remeasurement for credit losses on past due lease payments under operating leases	¥3,437	¥4,436	¥3,046
Impairment losses on operating leases due to early termination	¥11,911	¥11,217	¥36,037

Fiscal Year 2020 Compared with Fiscal Year 2019

The remeasurement for credit losses on receivables from financial services for the fiscal year ended March 31, 2020 increased by ¥22.1 billion, or 63.8%, from the fiscal year ended March 31, 2019. Write-offs of receivables from financial services for the fiscal year ended March 31, 2020 increased by ¥2.3 billion, or 7.7%, from the fiscal year ended March 31, 2019.

Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2020 increased by ¥24.8 billion, or 221.3%, from the fiscal year ended March 31, 2019.

The increase in the remeasurement for credit losses and impairment losses on operating leases due to early termination is primarily due to an increase in credit risk by estimated impact of the spread of COVID-19 in our North American finance subsidiaries. As a result of the spread of COVID-19, the economy is experiencing a deterioration resulting in an adverse change in forward-looking factors such as unemployment rates and used vehicles prices. An adverse change in forward-looking factors has resulted in an increase in credit risk in our North American finance subsidiaries.

The increase in write-offs was primarily attributable to higher default frequencies of retail loans for consumers with higher credit risk and those loans of used vehicles in our North American finance subsidiaries.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2020 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥7.5 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥1.4 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2020. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2020 were 0.6% and 1.6%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2020 were 2.5 - 3.8% and 2.0 - 2.8%, respectively.

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

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2019 and 2020. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

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

Honda meets its working capital requirements primarily through cash generated by operations, bank loans, corporate bonds and commercial paper. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥532.0 billion as of March 31, 2020. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥ 7,002.4 billion as of March 31, 2020.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2020 Compared with Fiscal Year 2019

Consolidated cash and cash equivalents on March 31, 2020 increased by ¥178.2 billion from March 31, 2019, to ¥2,672.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥979.4 billion of cash inflows. Cash inflows from operating activities increased by ¥203.4 billion compared with the previous fiscal year, due mainly to a decrease in receivables from financial services, despite increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥619.4 billion of cash outflows. Cash outflows from investing activities increased by ¥41.9 billion compared with the previous fiscal year, due mainly to increased payments for additions to and internally developed intangible assets as well as decreased proceeds from sales and redemptions of other financial assets, which was partially offset by decreased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to ¥87.4 billion of cash outflows. Cash outflows from financing activities increased by ¥110.3 billion compared with the previous fiscal year, due mainly to increased repayments of financing liabilities as well as purchases of treasury stock.

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

Liquidity

The ¥2,672.3 billion in cash and cash equivalents as of March 31, 2020 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2020 corresponds to approximately 2.1 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,140.0 billion have committed lines of credit equivalent to ¥1,084.9 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2020 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2020.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-2	A3
Standard & Poor’s Rating Services	A-1	A
Rating and Investment Information	a-1+	AA

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

C. Research and Development

The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. Product-related R&D is conducted mainly by the Company, Honda R&D Co., Ltd., and Honda R&D Americas, Inc. R&D on production technologies centers around Honda Engineering Co., Ltd. in Japan and Honda Engineering North America, Inc. in the United States. All of these entities work in close association with our other entities and businesses in their respective regions. In the fiscal year ended March 31, 2020, the Company and the motorcycle development division of Honda R&D Co., Ltd. were integrated with an aim to transition from the current structure where sales, development, manufacturing and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely.

A portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized, and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.

R&D activities by segment are as follows.

Motorcycle Business

In the Motorcycle business, Honda is engaged in research and development with the policy of ‘maximizing the organizational climate of self-challenge and forming a Mono-zukuri (the art of making things) team capable of continually creating products that delight our customers by overcoming changes in the business environment and offering reasonable prices.’

Among major technological achievements, in June 2019 we adopted the Honda Enhanced Smart Power (eSP) environmental engine that complies with the new Bharat Stage VI (BS6) emission standard, for the first time in an Indian model of the Activa series, a key series supporting Honda’s motorcycle business as the leading model in the Indian market. Honda developed the world’s first tumble flow technology through integrated die-casting process. It produces tumble flow by optimizing inlet port shape and using reverse flow phenomenon, without adding additional components. These technologies, along with the Programmed Fuel Injection (PGM-FI) and the Idling Stop System, deliver 10% more mileage compared to existing models.

Likewise, in June 2019 we developed a new frame, enhanced Smart Architecture Frame (eSAF), which was used in the Genio for the Indonesian market. The new frame eSAF is at least 8% lighter than conventional frames while increasing rigidity, through such means as using high-tensile materials and optimized the cross-section shape. This contributes to a smooth drive and extremely comfortable ride. We will sequentially adopt the eSAF for other models on a rolling basis.

Additionally, in March 2020 we launched the CBR1000RR-R FIREBLADE and CBR1000RR-R FIREBLADE SP. The CBR1000RR-R FIREBLADE is the top flagship of the CBR series, using advanced electronic control technologies to support sports riding. It continues the pursuit of ‘Total Control—maximizing the joy of riding’ that we have followed since the maiden model CBR900RR, while also combining body packaging pursuing maneuverability with a high-output power unit providing excellent output characteristic control, in order to fully utilize the advanced performance on the track and in races.

In December 2019, we announced the BENLY e: business-use electric scooters. The BENLY e: models were developed as business-use electric scooters while giving consideration to user-friendliness in use for various pick-up/delivery services, featuring a large and flat rear deck and a reverse assist function to increase user convenience in case the scooter needs to be turned around to face the opposite direction in a narrow space or on an inclined surface. BENLY e: models are powered by two units of the Honda Mobile Power Pack detachable battery. In addition to outstanding environmental performance, which can be achieved only by clean and quiet electric mobility products, BENLY e: models demonstrate powerful and smooth starting and hill climbing performance even when carrying cargo. They began service for postal delivery in January 17, 2020.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2018, 2019 and 2020 were ¥79.4 billion, ¥85.1 billion and ¥83.6 billion, respectively.

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

Among major technological achievements, in February 2020 we launched the new FIT compact car model. The new FIT offers four dimensions of comfort: (1) ‘Comfortable view’ which provides peace of mind to its occupants; (2) ‘Seating comfort’ of both front and rear seats which makes even long driving less tiring for all occupants; (3) ‘Ride comfort’ achieved by Honda’s original e:HEV hybrid system, which is equipped in the compact car for the first time; and (4) ‘Usability’ which supports comfortable mobility for all occupants, featuring various storage spaces laid out based on earnest considerations of how occupants see things and move inside the vehicle, and sufficient cargo space capacity.

The all-new FIT became the first model sold in Japan equipped with the Honda CONNECT on-board communication module developed exclusively for Honda vehicles, and Honda began Honda Total Care Premium, a connected service which enhances customers’ comfort and peace of mind in their daily lives with cars. Honda Total Care Premium is an evolution of the Honda Total Care Emergency Support Center, which provides safe and secure service 24-7.

In August 2019, we began sales of the all-new N-WGN/N-WGN Custom mini-vehicle. The new N-WGN was developed striving for a vehicle which blends in to the daily life of each and every customer, can be used comfortably by anyone and has friendliness. All-new N-WGN features firm, yet substantial-looking surfaces which cover the entire vehicle from the front-end and doors all the way through the tailgate. While looking clean and simple, the box-shaped body hints at the spaciousness of the cabin. Together with the round headlights, the exterior design expresses a friendliness and solid sense of security which blends in to people’s daily lives. The ground height of the cargo space floor was lowered to make it easier to load heavy or tall items. With the use of a cargo board, which comes with the vehicle, the cargo space can be divided into upper and lower areas. Multiple cargo space arrangements are possible to accommodate the different needs of customers.

Additionally, in February 2020 we launched the new ACCORD in Japan. This 10th generation of the ACCORD model has received high accolades at the global level, including winning 2018 North American Car of the Year from the North American jury of automotive journalists in January 2018, and Best Hybrid Car of the Year in January 2019 from Sina.com, a portal site boasting 230 million registered users in China. The structure of the new ACCORD was revised from the platform up, achieving a low, wide, and clean design while making a substantial step forward in the evolution of driving and interior space that are fundamental requirements of the ACCORD. The power train is equipped with Honda’s unique e:HEV hybrid system, with the powerful acceleration and smooth drive that only two motors can deliver.

In November 2019, we unveiled the new CITY compact sedan in Thailand for the first time in the world. This fifth generation in the CITY lineage has been reborn with a sporty and sharp exterior and a high-quality, functional interior design, while retaining the popular roomy interior despite being a compact sedan. While complying with the latest environmental standards, we have achieved both powerful driving that surpasses the current 1.5-liter naturally aspirated engine and outstanding fuel efficiency. After the launch of the new CITY in Thailand, we will launch it successively in other countries as well.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2018, 2019 and 2020 were ¥625.0 billion, ¥703.6 billion and ¥707.2 billion, respectively.

Life Creation and Other Businesses

In the Life creation and other businesses, Honda is engaged in research and development based on the policy of ‘creating the lifestyles of the future, taking usefulness and joy to the next level.’

Among major technological achievements, in June 2019 we added a new type to the large 4-stroke marine outboard motor, popular for their top-of-class power performance and economy, which features a newly developed Drive-By-Wire (DBW) electronic throttle control system, and announced the new BF175 model equipped with the DBW. This is the first time that the newly developed DBW has been used in Honda marine outboard engines, delivering smooth and reliable shift operation, and quick and accurate throttle operation. It also enables easy operation of up to four units installed, and the two separate communication lines make the system highly reliable.

By connecting electric mobility with energy services, Honda aims to enable freedom of movement while expanding the use of renewable energy. One of the means of achieving this is the Honda Mobile Power Pack portable battery, and we are focusing on research and development of systems that incorporate it. Honda Mobile Power Pack Exchanger can simultaneously charge multiple Mobile Power Packs, supply replacement batteries at street-corner locations to compact electric mobility users, and uses surplus power to recharge the Mobile Power Packs, in an aim to realize efficient energy utilization. Additionally, the Honda Mobile Power Pack Charge & Supply Concept, combined with Mobile Power Packs, not only provides charging for mobility, but also can be used as an emergency power source or as a permanent power supply in a wide array of lifestyle possibilities. In this way, we are striving to create new value, aiming to ‘serve people worldwide with the joy of expanding their life’s potential.’

In aircraft business, Honda has created new value with uniquely developed leading-edge technology. We have been building an operating base in order to grow our aircraft business from a long-term perspective. In August 2019, we obtained type certification for the HondaJet Elite in China, and delivered the first aircraft of this model to China in December. We also announced the installation of a medevac configuration on the HondaJet Elite, making HondaJet multi-purpose. In calendar year 2019, the HondaJet became the most delivered aircraft in the world in the small jet category for the third consecutive year, and more than around 150 aircraft are operating worldwide.

R&D expenditures in this segment during the fiscal years ended March 31, 2018, 2019 and 2020 were ¥26.2 billion, ¥31.2 and ¥30.5 billion, respectively.

Patents and Licenses

As of March 31, 2020, Honda owned more than 18,800 patents in Japan and more than 25,500 patents abroad. Honda also had applications pending for more than 7,200 patents in Japan and for more than 15,000 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating Results” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2020 was ¥63.6 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2020, we guaranteed ¥10.1 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥10.1 billion. As of March 31, 2020, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2020:

Contractual Obligations

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥7,593,927	¥3,341,226	¥2,858,357	¥1,106,303	¥288,041
Other financial liabilities	539,159	140,326	125,857	42,049	230,927
Purchase and other commitments*1	80,670	74,028	5,756	886	—
Contributions to defined benefit pension plans*2	42,174	42,174	—	—	—

Total	¥8,255,930	¥3,597,754	¥2,989,970	¥1,149,238	¥518,968

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2020.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Chairman and Director

Toshiaki Mikoshiba (November 15, 1957)	Joined Honda Motor Co., Ltd. in April 1980	*2	43,900
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

	Vice President of Honda Motor (China) Technology Co., Ltd., appointed in November 2013

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

	President of Honda Motor (China) Technology Co., Ltd., appointed in November 2013

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

	Risk Management Officer, appointed in June 2016

	Corporate Brand Officer, appointed in June 2016 (presently held)

	Chief Operating Officer, appointed in April 2017 (presently held)

	In Charge of Strategy, Business Operations and Regional Operations, appointed in April 2017

	Executive Vice President and Representative Director, appointed in June 2017 (presently held)

	Director in Charge of Strategy, Business Operations and Regional Operations, appointed in April 2019 (presently held)

	Chief Officer for Automobile Operations, appointed in April 2019

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Senior Managing Directors

Kohei Takeuchi (February 10, 1960)	Joined Honda Motor Co., Ltd. in April 1982	*2	27,900
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

	Senior Managing Officer and Director, appointed in April 2016

	Chief Officer for Driving Safety Promotion Center, appointed in April 2016 (presently held)

	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT), appointed in April 2017

	Senior Managing Director, appointed in June 2017 (presently held)

	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT), appointed in April 2019

	Compliance Officer, appointed in April 2019 (presently held)

	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, and Corporate Governance), appointed in April 2020 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*2	19,400
	Managing Officer of Honda R&D Co., Ltd., appointed in April 2012

	Operating Officer of the Company, appointed in April 2014

	Executive in Charge of Powertrain Business for Automobile Operations, appointed in April 2014

	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations, appointed in April 2014

	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations, appointed in April 2015

	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations, appointed in April 2015

	Senior Managing Officer and Director of Honda R&D Co., Ltd., appointed in April 2016

	Managing Officer of the Company, appointed in April 2018

	Executive Vice President and Director of Honda R&D Co., Ltd., appointed in April 2018

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2019 (presently held)

	In Charge of Intellectual Property and Standardization of the Company, appointed in April 2019

	Senior Managing Officer, appointed in April 2020

	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT), appointed in April 2020

	Risk Management Officer, appointed in April 2020 (presently held)

	Senior Managing Director, appointed in June 2020 (presently held)

	Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT), appointed in June 2020 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Hiroko Koide (August 10, 1957)	Joined J. Walter Thompson Japan K.K. (currently J. Walter Thompson Japan G.K.) in September 1986	*2	300

	Joined Nippon Lever K.K. (currently Unilever Japan K.K.) in May 1993

	Director of Nippon Lever K.K., appointed in April 2001 (resigned in March 2006)

	General Manager of Marketing Management Division, Masterfoods Ltd. (currently Mars Japan Limited), appointed in April 2006

	Chief Operating Officer of Mars Japan Limited, appointed in April 2008 (resigned in August 2010)

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

	Director of Vicela Japan Co., Ltd., appointed in April 2018 (resigned in March 2019)

	Director of the Company, appointed in June 2019 (presently held)

	Outside Director of J-OIL MILLS, Inc., appointed in June 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Fumiya Kokubu (October 6, 1952)	Joined Marubeni Corporation in April 1975	*2	—
Senior Managing Executive Officer of Marubeni Corporation, appointed in April 2010

Senior Executive Vice President of Marubeni Corporation, appointed in April 2012

Senior Executive Vice President, Member of the Board of Marubeni Corporation, appointed in June 2012

President and CEO, Member of the Board of Marubeni Corporation, appointed in April 2013

Chairman of the Board of Marubeni Corporation, appointed in April 2019 (presently held)

Outside Director of Taisei Corporation, appointed in June 2019 (presently held)

Director of the Company, appointed in June 2020 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Takanobu Ito (August 29, 1953)	Joined Honda Motor Co., Ltd. in April 1978	*2	51,000
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

	Chief Officer for Automobile Operations, appointed in April 2007

	Senior Managing Director, appointed in June 2007

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2009

	President and Representative Director of the Company, appointed in June 2009

	President, Chief Executive Officer and Representative Director, appointed in April 2011

	Chief Officer for Automobile Operations, appointed in April 2011

	Director and Advisor, appointed in June 2015 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors (Audit and Supervisory Committee Members)

Masahiro Yoshida (March 5, 1957)	Joined Honda Motor Co., Ltd. in April 1979	*3	45,700
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

	Chief Officer for Business Support Operations, appointed in April 2010

	Director, appointed in June 2010

	Operating Officer and Director, appointed in April 2011

	Compliance Officer, appointed in April 2012

	Managing Officer and Director, appointed in April 2013

	Corporate Auditor (Full-time), appointed in June 2016

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

Masafumi Suzuki (April 23, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*3	51,420
	General Manager of Regional Operation Planning Office for Regional Operations (Europe, the Middle & Near East and Africa), appointed in April 2010

	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012

	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hideo Takaura (June 19, 1949)	Registered as Japanese Certified Public Accountant in May 1977	*3	2,000
	Chief Executive Officer of PricewaterhouseCoopers Aarata (currently, PricewaterhouseCoopers Aarata LLC), appointed in September 2006

	Representative Partner of PricewaterhouseCoopers Aarata, appointed in May 2009 (resigned in June 2009)

	Outside Auditor of Innovation Network Corporation of Japan (currently Japan Investment Corporation), appointed in July 2009 (presently held)

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

	Outside Director of Tokyo Electric Power Company Holdings, Inc., appointed in June 2017 (presently held)

	Outside Auditor of INCJ, Ltd., appointed in September 2018 (presently held)

Mayumi Tamura (May 22, 1960)	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (currently Seiyu G.K.), appointed in June 2007	*3	2,000

	Executive Officer, SVP and Chief Financial Officer of Seiyu G.K. and Wal-Mart Japan Holdings G.K. (currently Wal-Mart Japan Holdings K.K.), appointed in May 2010 (resigned in July 2013)

	Corporate Auditor of the Company, appointed in June 2015

	Director (Audit and Supervisory Committee Member), appointed in June 2017 (presently held)

	Outside Director of Hitachi High-Technologies Corporation (currently Hitachi High-Tech Corporation), appointed in June 2017 (presently held)

	Outside Director of SHIMIZU CORPORATION, appointed in June 2019 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunihiko Sakai (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*3	300
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

Registered with the Dai-Ichi Tokyo Bar Association in April 2017

Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (presently held)

Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019 (presently held)

*1	Directors (including Audit and Supervisory Committee Members) Ms. Hiroko Koide, Mr. Fumiya Kokubu, Mr. Hideo Takaura, Ms. Mayumi Tamura and Mr. Kunihiko Sakai are Outside Directors.
*2

The term of office of a Director who is not a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2021 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2020.

*3

The term of office of a Director who is a member of the Audit and Supervisory Committee is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2021 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2019.

*4

The Company adopts an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions. Senior Managing Officers, and Managing Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F. The Company’s Managing Officers under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Managing Officers

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Shinji Aoyama	Chief Officer for Regional Operations (North America)

President, Chief Executive Officer and Director of Honda North America, Inc.

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Noriya Kaihara	Head of Business Supervisory Unit for Automobile Operations

Mitsugu Matsukawa	President and Director of Honda of America Mfg., Inc.

Noriaki Abe	Chief Officer for Motorcycle Operations

Yasuhide Mizuno	Chief Officer for Automobile Operations

Katsushi Inoue	Chief Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor (China) Technology Co., Ltd.

Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations

Director of Honda R&D Co., Ltd.

There is no family relationship between any director or operating officer and any other director or operating officer.

None of Honda’s members of the board of directors is party to a service contract with Honda or any of its subsidiaries that provides for benefits upon termination of employment.

*5

The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives will engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management. Operating Executives are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form 20-F.

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

In the process of determining the remuneration of Directors for this business year, changes in the remuneration standards as well as introduction of a new stock compensation scheme were approved at the meeting of the Board of Directors held on May 15, 2018. In addition, the amounts of bonus to be paid to Directors were decided at the meeting of the Board of Directors held on May 12, 2020. Furthermore, changes in the remuneration standards as well as introduction of a new stock compensation scheme were approved at the meeting of the Board of Directors on May 15, 2018, based on the opinions that the suggested change and procedures were appropriate by the Audit and Supervisory Committee Meeting held on May 9, 2018.

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

The total amount of fixed monthly remuneration paid to the Company’s Directors during the fiscal year ended March 31, 2020 was ¥691 million. This amount includes fixed monthly remuneration paid to two Directors and one Audit and Supervisory Committee Member who retired during the fiscal year. The amount of fixed monthly remuneration paid to the Directors includes amount of fixed monthly remuneration paid to those Directors who were also Directors or Corporate Auditors of subsidiaries of the Company.

The total amount of bonuses and stock compensation for the Company’s Directors accrued for the fiscal year ended March 31, 2020 were ¥101 million and ¥140 million, respectively.

The amounts of fixed monthly remuneration paid, bonuses and stock compensation accrued during the year ended March 31, 2020 are as follows:

	Fixed remuneration		Performance-linked remuneration				Total
	Remuneration		Bonus		Stock compensation
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Audit and Supervisory Committee Members and outside Directors	7	¥460	4	¥101	5	¥140	¥702
Outside Directors excluding Audit and Supervisory Committee Members	3	33	—	—	—	—	33
Audit and Supervisory Committee Members excluding outside Directors	2	145	—	—	—	—	145
Outside Audit and Supervisory Committee Members	4	50	—	—	—	—	50

Total	16	¥691	4	¥101	5	¥140	¥932

The amount of fixed monthly remuneration paid to Toshiaki Mikoshiba during the fiscal year ended March 31, 2020 was ¥108 million.

The amount of fixed monthly remuneration paid to Takahiro Hachigo during the fiscal year ended March 31, 2020 was ¥91 million. The amount of bonus and stock compensation for Takahiro Hachigo accrued for the fiscal year ended March 31, 2020 were ¥36 million and ¥47 million, respectively.

The amount of fixed monthly remuneration paid to Seiji Kuraishi during the fiscal year ended March 31, 2020 was ¥59 million. The amount of bonus and stock compensation for Seiji Kuraishi accrued for the fiscal year ended March 31, 2020 were ¥23 million and ¥30 million, respectively.

The Board Incentive Plan

The Company resolved to introduce a new stock compensation scheme (the “Scheme”) for Directors and Operating Officers who conduct business execution and who are residents of Japan at its Board of Directors meeting on May 15, 2018 and the 94th Ordinary General Meeting of Shareholders on June 14, 2018 (the approval at such Meeting of Shareholders, the “Shareholder Approval”). The Company resolved to introduce of Operating Executive position at its Board of Directors meeting on February 18, 2020. In addition, the Company resolved to expand the Scheme to a part of Operating Executives (hereinafter Directors, Operating Officers and a part of Operating Executives, covered by the Scheme referred to as “Directors, Etc.”). The Scheme is a stock compensation scheme that uses a “BIP (Board Incentive Plan) trust” (a “BIP Trust”), which is similar to performance share and restricted stock compensation plans used in the United States. Under the Scheme, Directors, Etc. will be awarded and receive the Company shares and money in accordance with their positions and the degree of growth in management indicators of the Company, such as financial results and corporate value. The Scheme was introduced for the purpose of further motivating Directors, Etc. to pursue sustained improvement of corporate value of the Company in the medium to long term as well as common interests with shareholders.

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

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2018, 2019 and 2020.

As of March 31, 2018

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
215,638	44,289	159,328	2,370	9,651

As of March 31, 2018, Honda had 215,638 full-time employees, including 150,883 local nationals employed in its overseas operations.

As of March 31, 2019

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
219,722	45,319	162,278	2,442	9,683

As of March 31, 2019, Honda had 219,722 full-time employees, including 153,215 local nationals employed in its overseas operations.

As of March 31, 2020

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
218,674	47,013	159,555	2,455	9,651

As of March 31, 2020, Honda had 218,674 full-time employees, including 151,530 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 85% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2020.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2018, 2019 and 2020 were 2.5%, 2.4% and 2.1%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors (including Audit and Supervisory Committee Members) as a group as of June 19, 2020 is as follows.

Title of Class	Amount Owned	% of Class
Common Stock	321,220 shares	0.019%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2020, the Association owned 6,726,249 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2020, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,726,609,786 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2020:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	133,949	7.8
Japan Trustee Services Bank, Ltd. (Trust Account)	114,252	6.6

According to a statement on Schedule 13G (Amendment No. 16) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 13, 2020, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2019, 106,676,770 shares, or 6.1% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 5) filed by BlackRock, Inc. with the SEC on February 5, 2020, BlackRock, Inc. directly and indirectly held, as of December 31, 2019, 102,081,823 shares, or 5.6% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 3) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 12, 2020, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2019, 101,221,100 shares, or 5.6% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2020 were 1,811,428,430 shares of Common Stock, of which 53,915,262 shares represented by ADSs and 243,552,457 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 242 at March 31, 2020.

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

During the fiscal year ended March 31, 2020, Honda had sales of ¥832.5 billion and purchases of ¥1,408.1 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2020, Honda had receivables of ¥223.2 billion from affiliates and joint ventures, and had payables of ¥135.3 billion to affiliates and joint ventures.

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

The Company determined total dividends for the year ended March 31, 2020 were ¥112 per share, an increase of ¥1 from the annual dividends paid for the year ended March 31, 2019. Quarterly dividends per share for the year ended March 31, 2020 were as follows: the first quarter ¥28, the second quarter ¥28, the third quarter ¥28, the fourth quarter ¥28 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2020)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors
	August 2, 2019	November 8, 2019	February 7, 2020	May 12, 2020
Dividend per Share of Common Stock (yen)	28.00	28.00	28.00	28.00
Total Amount of Dividends (millions of yen)	49,287	49,287	48,932	48,363

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

Shareholders’ Register Manager

Until June 19, 2020, Sumitomo Mitsui Trust Bank, Limited, located at 4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8233, Japan, was Shareholders’ Register Manager for Honda’s shares. With effect from June 20, 2020, Mitsubishi UFJ Trust and Banking Corporation, located at 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212, Japan, is the Shareholders’ Register Manager for Honda’s shares. Mitsubishi UFJ Trust and Banking Corporation maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in Exhibit 2.7 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock—Rights of the Shares—Record Date”.

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

Dividends paid to a noncorporate U.S. holder that constitute qualified dividend income will be taxable to such U.S. holder at the preferential rates applicable to long-term capital gains provided that the noncorporate U.S. holder holds the shares or ADSs with respect to which the dividends are paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends that Honda pays with respect to the shares or ADSs generally will be qualified dividend income if, in the year you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange and we therefore expect that dividends that you receive on the ADSs will be qualified dividend income. Dividends that Honda pays with respect to the shares generally will be qualified dividend income if we are eligible for the benefits of the Treaty in the year that you receive the dividend. We believe that we are currently eligible for the benefits of the Treaty, and we therefore believe that dividends on the shares are currently qualified dividend income. There can be no assurance, however, that we will continue to qualify under the Treaty in future taxable years.

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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2019 to March  31, 2020, the Depositary waived $181,025.15 in expenses related to the Ordinary General Meeting of Shareholders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2020 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2020.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2020, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2019 and 2020:

	Yen (millions)
	2019	2020
Audit Fees	¥4,374	¥4,210
Audit-Related Fees	129	157
All Other Fees	9	19

Total	¥4,512	¥4,386

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2020. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*[2]
April 1 to April 30, 2019	186	¥3,159	—	—
May 1 to May 31, 2019	416	¥2,977	—	—
June 1 to June 30, 2019	300	¥2,763	—	—
July 1 to July 31, 2019	180	¥2,818	—	—
August 1 to August 31, 2019	246	¥2,514	—	—
September 1 to September 30, 2019	190	¥2,670	—	—
October 1 to October 31, 2019	88	¥2,827	—	—
November 1 to November 30, 2019	8,151,402	¥3,097	8,151,100	¥74,755,103,500
December 1 to December 31, 2019	4,521,159	¥3,146	4,520,900	¥60,531,524,100
January 1 to January 31, 2020	4,665,090	¥2,994	4,664,900	¥46,562,893,550
February 1 to February 29, 2020	7,614,406	¥2,930	7,614,200	¥24,253,328,350
March 1 to March 31, 2020	8,049,038	¥2,551	8,048,900	¥3,723,706,200

Total	33,002,701	¥2,871	33,000,000

*1

For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese

Unit Share System” and “Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report. Total number of shares purchased does not include purchases of BIP trust.

*2	During the year ended March 31, 2020, the following share repurchase program was in effect:

Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation Date of announcement: November 8, 2019

Maximum number of shares authorized to be repurchased: 33,000,000

Maximum yen amount authorized to be used for repurchase: ¥100,000,000,000

Repurchased period: from November 11, 2019 to March 31, 2020

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
After the enforcement of the revision of the Company Law promulgated on December 11, 2019, listed companies like Honda shall have at least one “outside director”.

In addition, the listing rules of the Tokyo Stock Exchange, which Honda is subject to (but reference to “corporate auditor” below is not applicable to Honda), require listed companies to have at least one “independent” director or corporate auditor, and to make efforts to have at least one “independent” director. Requirements for an independent director/corporate auditor are more stringent than those for outside directors or outside corporate auditors. Unlike an outside director/corporate auditor, an independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has been, for ten years prior to the assumption of office, a director, executive officer, manager or employee, or corporate auditor of the parent company or an executive director or executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries.

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

In addition to the above, after the enforcement of the revision of the Company Law promulgated on December 11, 2019, large-scaled companies under certain categories including Honda shall establish the compensation policy as well as explain at a general

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
meeting of shareholders the reason why the compensation proposed to such shareholders’ meeting is appropriate.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to a resolution of the Ordinary General Meeting of Shareholders in June 2018, Honda implemented a new stock compensation scheme (the “Scheme”) for Honda’s Directors, Senior Managing Officers and Managing Officers (from April 1, 2020, the Scheme applies to a part of the Operating Executives as well) who conduct business execution and who are residents of Japan (collectively, “Directors Etc.”). Under the Scheme, which uses a Board Incentive Plan trust (the “BIP Trust”), Honda’s shares and money will be delivered and paid to Directors Etc. in accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from August 2018 to August 2021 (scheduled), provided, however, that this period may be extended for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.

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

March 31, 2020

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the Company) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the provision for specific warranty programs

As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties balance as of March 31, 2020 was ¥ 380,689 million, which included the provision for specific warranty programs such as product recalls. The provision for specific warranty programs represents the estimated future warranty costs that are covered under such programs. The estimated future warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including the expected number of units to be affected and the average repair cost per unit for warranty claims.

We identified the evaluation of the provision for specific warranty programs as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s estimate of the expected number of units to be affected and the average repair cost per unit, due to the subjective nature of such assumptions.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s product warranty accrual process, including controls related to the development of the assumptions regarding the expected number of units to be affected and the average repair cost per unit. We assessed the Company’s assumptions regarding the expected number of units to be affected and the average repair cost per unit by evaluating:

•	the consistency of the prior period provision for specific warranty programs with recent historical trends of warranty costs, and determining the implications on the current year assumptions,

•	input data used to develop those assumptions by testing the consistency of the data with underlying documents and historical claims data, and

•

specific warranty programs announced after year end but before the consolidated financial statements were issued, to assess if any adjustment to the provision for specific warranty programs, including consideration of the expected number of units to be affected and the average repair cost per unit was required at year end.

Assessment of the allowance for expected credit losses on retail receivables at the finance subsidiary in the United States

As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥63,468 million as of March 31, 2020, which included the allowance for ECL of retail receivables which amounted to ¥60,241 million. At the finance subsidiary in the United States, ECL of retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.

We identified the assessment of the allowance for ECL from retail receivables at the finance subsidiary in the United States as a critical audit matter because it involved significant measurement uncertainty requiring complex auditor judgment, and knowledge and experience in the industry. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. Specifically, complex auditor judgment was required to assess the ECL methodology, including (1) the methodology used to derive the allowance for ECL and significant increases in credit risk since initial recognition and (2) the key assumptions including the grouping of loans with shared characteristics.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the allowance for ECL process, including controls related to the (1) development of the ECL methodology, including the determination of key assumptions, (2) determination of pools that have experienced significant increases in credit risk since initial recognition and (3) analysis of results, trends and ratios of the allowance for ECL. We evaluated the grouping of loans with shared characteristics by assessing the relevant characteristics of the loan portfolio, including collateral type, original term, and credit score. In addition, we involved credit risk professionals with specialized industry knowledge and experience, who assisted in:

•	evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board,

•	determining whether loans were pooled by similar risk characteristics, and

•	evaluating the Company’s methodology to measure significant increases in credit risk since initial recognition.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s allowance for ECL.

Assessment of estimated residual values of lease vehicles at the finance subsidiary in the United States

As disclosed in the consolidated statements of financial position, the Company’s equipment on operating leases as of March 31, 2020 was ¥4,626,063 million. As discussed in Note 3 (f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The depreciable amount is the cost of the vehicle less its residual value. The Company assesses the estimated end of term residual values of lease vehicles, taking into consideration external industry data and the Company’s own historical experience. At the finance subsidiary in the United States, the primary factors that affect the estimated end of term residual values of lease vehicles are the percentage of leased vehicles expected to be returned by the lessee at the end of the lease term and expected loss severities. Estimates for end of term market values of lease vehicles are evaluated by the Company on a quarterly basis at a minimum, and adjustments to estimated end of term residual values are made on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense.

We identified the assessment of estimated residual values of lease vehicles at the finance subsidiary in the United States as a critical audit matter because it involved significant measurement uncertainty requiring complex auditor judgment, and knowledge and experience in the industry. Specifically, complex auditor judgment was required to assess (1) the residual value methodology, (2) the key assumptions, including the percentage of leased vehicles the Company expects to be returned by the lessee at the end of the lease term and the amount each vehicle is expected to generate once sold at auction and (3) the mathematical accuracy of the calculation of estimated end of term residual value.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the estimated residual value process, including controls related to the (1) development of the residual value estimate methodology, including the determination of key assumptions, and (2) calculation of the estimated end of term residual value. We involved valuation professionals with specialized industry knowledge and experience, who assisted in:

•	evaluating the Company’s residual value estimate methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board,

•	evaluating the Company’s assumption to estimate the percentage of leased vehicles expected to be returned and the amount each vehicle is expected to generate once sold at auction, and

•	testing the mathematical accuracy of certain computations of the estimated end of term residual value.

/s/ KPMG AZSA LLC

We have served as the Company’s auditor since 1962.

Tokyo, Japan

June 19, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Honda Motor Co., Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated June 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 19, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

March 31, 2019 and 2020

		Yen (millions)
	Note	2019	2020
Assets
Current assets:
Cash and cash equivalents	5	¥2,494,121	¥2,672,353
Trade receivables	6	793,245	633,909
Receivables from financial services	7	1,951,633	1,878,358
Other financial assets	8	163,274	190,053
Inventories	9	1,586,787	1,560,568
Other current assets		358,234	365,769

Total current assets		7,347,294	7,301,010

Non-current assets:
Investments accounted for using the equity method	10	713,039	655,475
Receivables from financial services	7	3,453,617	3,282,807
Other financial assets	8	417,149	441,724
Equipment on operating leases	11	4,448,849	4,626,063
Property, plant and equipment	12	2,981,840	3,051,704
Intangible assets	13	744,368	760,434
Deferred tax assets	23	150,318	132,553
Other non-current assets		162,648	209,695

Total non-current assets		13,071,828	13,160,455

Total assets		¥20,419,122	¥20,461,465

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,184,882	¥958,469
Financing liabilities	15	3,188,782	3,248,457
Accrued expenses		476,300	449,716
Other financial liabilities	16	132,910	209,065
Income taxes payable		49,726	43,759
Provisions	17	348,763	287,175
Other current liabilities		599,761	593,447

Total current liabilities		5,981,124	5,790,088

Non-current liabilities:
Financing liabilities	15	4,142,338	4,221,229
Other financial liabilities	16	63,689	303,570
Retirement benefit liabilities	18	398,803	578,909
Provisions	17	220,745	238,439
Deferred tax liabilities	23	727,411	698,868
Other non-current liabilities		319,222	344,339

Total non-current liabilities		5,872,208	6,385,354

Total liabilities		11,853,332	12,175,442

Equity:
Common stock		86,067	86,067
Capital surplus		171,460	171,823
Treasury stock		(177,827)	(273,940)
Retained earnings		7,973,637	8,142,948
Other components of equity		214,383	(114,639)

Equity attributable to owners of the parent		8,267,720	8,012,259
Non-controlling interests		298,070	273,764

Total equity	19	8,565,790	8,286,023

Total liabilities and equity		¥20,419,122	¥20,461,465

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2018, 2019 and 2020

		Yen (millions)
	Note	2018	2019	2020
Sales revenue	20	¥15,361,146	¥15,888,617	¥14,931,009
Operating costs and expenses:
Cost of sales		(12,000,581)	(12,580,949)	(11,851,659)
Selling, general and administrative		(1,775,151)	(1,774,393)	(1,641,590)
Research and development	21	(751,856)	(806,905)	(804,123)

Total operating costs and expenses		(14,527,588)	(15,162,247)	(14,297,372)

Operating profit		833,558	726,370	633,637

Share of profit of investments accounted for using the equity method	10	247,643	228,827	164,203
Finance income and finance costs:
Interest income	22	41,191	48,618	49,412
Interest expense	22	(12,970)	(13,217)	(24,689)
Other, net	22	5,551	(11,223)	(32,645)

Total finance income and finance costs		33,772	24,178	(7,922)

Profit before income taxes		1,114,973	979,375	789,918
Income tax expense	23	13,666	(303,089)	(279,986)

Profit for the year		¥1,128,639	¥676,286	¥509,932

Profit for the year attributable to:
Owners of the parent		1,059,337	610,316	455,746
Non-controlling interests		69,302	65,970	54,186

		Yen
		2018	2019	2020
Earnings per share attributable to owners of the parent Basic and diluted	24	¥590.79	¥345.99	¥260.13

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2018, 2019 and 2020

		Yen (millions)
	Note	2018	2019	2020
Profit for the year		¥1,128,639	¥676,286	¥509,932

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		13,344	(23,745)	(102,983)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		19,288	(24,046)	(23,361)
Share of other comprehensive income of investments accounted for using the equity method	10	1,688	(2,837)	(1,550)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		—	228	279
Exchange differences on translating foreign operations		(204,184)	95,568	(293,201)
Share of other comprehensive income of investments accounted for using the equity method	10	10,620	(18,847)	(30,393)

Total other comprehensive income, net of tax	19	(159,244)	26,321	(451,209)

Comprehensive income for the year		¥969,395	¥702,607	¥58,723

Comprehensive income for the year attributable to:
Owners of the parent		899,545	637,609	24,287
Non-controlling interests		69,850	64,998	34,436

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2018, 2019 and 2020

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2017		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the year
Profit for the year					1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax	19					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year					1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings	19				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid	19				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock				(87,083)			(87,083)		(87,083)
Disposal of treasury stock				1			1		1
Equity transactions and others									—

Total transactions with owners and other				(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of March 31, 2018		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095

Effect of changes in accounting policy					(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation					(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year					610,316		610,316	65,970	676,286
Other comprehensive income, net of tax	19					27,293	27,293	(972)	26,321

Total comprehensive income for the year					610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings	19				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid	19				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock				(64,557)			(64,557)		(64,557)
Disposal of treasury stock				1			1		1
Share-based payment transactions			342				342		342
Equity transactions and others									—

Total transactions with owners and other			342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes					(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the year
Profit for the year					455,746		455,746	54,186	509,932
Other comprehensive income, net of tax	19					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year					455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings	19				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid	19				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock				(96,284)			(96,284)		(96,284)
Disposal of treasury stock				171			171		171
Share-based payment transactions			363				363		363
Equity transactions and others								(3,049)	(3,049)

Total transactions with owners and other			363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes					12,797		12,797		12,797

Balance as of March 31, 2020		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2018, 2019 and 2020

		Yen (millions)
	Note	2018	2019	2020
Cash flows from operating activities:
Profit before income taxes		¥1,114,973	¥979,375	¥789,918
Depreciation, amortization and impairment losses excluding equipment on operating leases		713,093	721,695	699,877
Share of profit of investments accounted for using the equity method		(247,643)	(228,827)	(164,203)
Finance income and finance costs, net		13,218	(88,608)	(47,892)
Interest income and interest costs from financial services, net		(127,529)	(124,076)	(130,636)
Changes in assets and liabilities
Trade receivables		(41,778)	9,344	132,702
Inventories		(202,916)	(60,906)	(59,931)
Trade payables		69,429	(11,816)	(141,159)
Accrued expenses		(2,700)	25,372	(4,529)
Provisions and retirement benefit liabilities		(28,945)	(1,590)	118
Receivables from financial services		(174,438)	(260,704)	103,614
Equipment on operating leases		(158,337)	(230,311)	(270,677)
Other assets and liabilities		11,602	11,045	(20,524)
Other, net		9,314	3,706	10,959
Dividends received		161,106	175,244	185,742
Interest received		245,095	270,776	288,821
Interest paid		(115,317)	(150,162)	(162,263)
Income taxes paid, net of refund		(250,556)	(263,569)	(230,522)

Net cash provided by operating activities		987,671	775,988	979,415
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(415,563)	(420,768)	(370,195)
Payments for additions to and internally developed intangible assets		(156,927)	(187,039)	(231,063)
Proceeds from sales of property, plant and equipment and intangible assets		15,042	20,765	17,638
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	—	(3,047)
Payments for acquisitions of investments accounted for using the equity method		(2,450)	(2,401)	(14,584)
Payments for acquisitions of other financial assets		(280,236)	(506,431)	(282,806)
Proceeds from sales and redemptions of other financial assets		224,302	515,670	265,980
Other, net		719	2,649	(1,404)

Net cash used in investing activities		(615,113)	(577,555)	(619,481)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,106,505	8,435,249	9,037,608
Repayments of short-term financing liabilities		(8,004,620)	(8,213,698)	(9,039,601)
Proceeds from long-term financing liabilities		1,689,596	1,900,257	2,021,173
Repayments of long-term financing liabilities		(1,609,554)	(1,726,097)	(1,676,504)
Dividends paid to owners of the parent		(174,221)	(194,271)	(196,795)
Dividends paid to non-controlling interests		(48,332)	(66,872)	(54,280)
Purchases and sales of treasury stock, net		(87,082)	(64,556)	(96,113)
Repayments of lease liabilities		(46,626)	(47,088)	(78,659)
Other, net		—	—	(4,240)

Net cash provided by (used in) financing activities		(174,334)	22,924	(87,411)
Effect of exchange rate changes on cash and cash equivalents		(47,712)	16,276	(94,291)

Net change in cash and cash equivalents		150,512	237,633	178,232
Cash and cash equivalents at beginning of year		2,105,976	2,256,488	2,494,121

Cash and cash equivalents at end of year	5	¥2,256,488	¥2,494,121	¥2,672,353

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

(d) Changes in Accounting Policies

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to operating leases change from straight-line lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as operating leases under IAS 17, and

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review; and

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of ¥272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the consolidated statement of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen(millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

(e) New Accounting Standards and Interpretations Not Yet Adopted

None of new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2020 have a significant effect on the consolidated financial statements.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Due to various responses resulted from the spread of COVID-19 including outing and travel restrictions in various countries, there has been stagnation of consumers’ consumptions and corporate economic activities. As of the date of this report, although it is difficult to reasonably predict the severity and duration of the spread of COVID-19, Honda accounted for estimates using assumptions where corporate economic activities restart and market gradually recovers as the spread of COVID-19 slows down, based upon the information available. In addition, customer credit risk and other factors are affected by changes in forecast, including increase in unemployment rate and decline in used vehicle prices due to the downturn of economy. Honda incorporated forward-looking factors of future economic conditions including aforementioned factors into estimates of credit risk relating to receivables from financial services and operating leases based on the information available as of the date of this report. As uncertainties in market trend and economic conditions may remain persistent considering duration of the spread of COVID-19 and countermeasures taken by each country and region, actual results in any future periods could differ materially from the estimates.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Financial assets measured at fair value through other comprehensive income

A debt security is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The debt securities are initially measured at their fair value, and subsequent changes in fair value are recognized in other comprehensive income except for impairment gain or loss and foreign exchange gain or loss. When the debt securities are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. For the year ended March 31, 2018, the debt securities are classified into financial assets measured at fair value through profit or loss.

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

Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2018, 2019 and 2020.

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

Property, plant and equipment in the consolidated statements of financial position include right-of-use assets under lease arrangements. For the accounting for the right-of-use assets, see “(i) Lease.”

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

(i) Lease

Policy applicable from April 1, 2019

At inception of a contract, Honda assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When Honda has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use and the right to direct the use of the identified asset, the contract conveys the right to control the use of the identified asset.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Lease as a lessee

A right-of-use asset and a lease liability are recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the amount of initial measurement of the lease liability adjusted for any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset. For a contract that contains a lease component and non-lease components, Honda has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The right-of-use asset is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses. After the initial recognition, depreciation of the right-of-use asset is subsequently calculated on the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of underlying assets, see note “(3) Significant Accounting Policies (g) Property, Plant and Equipment.”

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Honda’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise mainly the fixed payments (including the lease payments in an optional renewal period if Honda is reasonably certain to exercise the extension option) and the penalties for termination of a lease unless Honda is reasonably certain not to terminate early.

After the initial recognition, the lease liability is measured by increasing the carrying amount to reflect interest that produces a constant periodic rate of interest on the remaining balance of the lease liability and reducing the carrying amount to reflect the lease payments. The lease liability is remeasured if Honda changes its assessment of whether it will exercise an extension or termination option.

When the lease liability is remeasured, the amount of the remeasurement of the lease liability is recognized as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, any remaining amount of the remeasurement is recognized in profit or loss.

2) Lease as a lessor

For a contract that is, or contains a lease, the lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset and the lease other than finance lease is classified as an operating lease.

Honda assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

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

If a contract contains lease and non-lease components, Honda applies IFRS 15 to allocate the consideration in the contract.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Policy applicable before April 1, 2019

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(n) Revenue Recognition

1) Sale of products

Sales of products are reported by Motorcycle business, Automobile business, Life creation business and other businesses. For details of the information on each business, see note 4.

Honda recognizes revenue when control over products is transferred to customers. This transfer generally corresponds to the date of delivery of products to customers. Revenue is measured based on consideration specified in a contract with customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information. For the year ended March 31, 2018, revenue from sale of products was recognized when the significant risks and rewards of ownership of products were transferred to the customer, Honda retained neither continuous involvement nor effective control over the product, the amount of revenue and the corresponding cost could be measured reliably and collection of the relevant receivable was reasonably assured. This generally corresponded to the date of delivery of products to customers.

Honda provides dealer incentives, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer’s sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate offered to retail customers and the market-based interest or lease rate. These incentives are considered variable consideration when determining the transaction price and they are deducted from sales revenue recognized when products are sold to the dealers. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For the year ended March 31, 2018, these incentives were estimated and recognized at the time the product was sold to the dealer and were deducted from sales revenue.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda reflects the effect of uncertainty in the consolidated financial statements if Honda concludes it is not probable that the taxation authority will accept the tax treatment.

(p) Earnings per Share

Basic earnings per share is calculated by dividing profit for the year attributable to owners of the parent by the weighted average number of common shares outstanding during the period.

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

(a) Segment Information

Segment information as of and for the years ended March 31, 2018, 2019 and 2020 is as follows:

As of and for the year ended March 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,038,712	¥10,852,171	¥2,123,194	¥347,069	¥15,361,146	¥—	¥15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—

Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	¥267,015	¥373,840	¥196,067	¥(3,364)	¥833,558	¥—	¥833,558

Share of profit of investments accounted for using the equity method	¥31,270	¥215,843	¥—	¥530	¥247,643	¥—	¥247,643
Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Investments accounted for using the equity method	89,498	584,922	—	5,097	679,517	—	679,517
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634
Impairment losses on non-financial assets	42	3,648	11,911	4	15,605	—	15,605
Provision for credit and lease residual losses on receivables from financial services	—	—	36,699	—	36,699	—	36,699

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,100,155	¥11,072,117	¥2,365,355	¥350,990	¥15,888,617	¥—	¥15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—

Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	¥291,642	¥209,694	¥235,945	¥(10,911)	¥726,370	¥—	¥726,370

Share of profit of investments accounted for using the equity method	¥29,704	¥198,505	¥—	¥618	¥228,827	¥—	¥228,827
Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Investments accounted for using the equity method	88,494	619,091	—	5,454	713,039	—	713,039
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252
Impairment losses on non-financial assets	1,404	32,674	12,716	14	46,808	—	46,808
Provision for credit and lease residual losses on receivables from financial services	—	—	34,720	—	34,720	—	34,720
As of and for the year ended March 31, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,059,335	¥9,959,080	¥2,586,965	¥325,629	¥14,931,009	¥—	¥14,931,009
Intersegment	—	235,558	13,972	25,025	274,555	(274,555)	—

Total	2,059,335	10,194,638	2,600,937	350,654	15,205,564	(274,555)	14,931,009

Segment profit (loss)	¥285,668	¥153,323	¥219,704	¥(25,058)	¥633,637	¥—	¥633,637

Share of profit of investments accounted for using the equity method	¥34,526	¥129,114	¥—	¥563	¥164,203	¥—	¥164,203
Segment assets	1,483,888	7,821,499	10,282,136	354,472	19,941,995	519,470	20,461,465
Investments accounted for using the equity method	83,144	566,582	—	5,749	655,475	—	655,475
Depreciation and amortization	67,512	555,153	823,996	14,742	1,461,403	—	1,461,403
Capital expenditures	93,871	498,260	2,248,597	17,611	2,858,339	—	2,858,339
Impairment losses on non-financial assets	345	57,817	36,039	15	94,216	—	94,216
Provision for credit and lease residual losses on receivables from financial services	—	—	56,894	—	56,894	—	56,894

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
4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2018, 2019 and 2020 amounted to ¥519,780 million, ¥682,842 million

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

and ¥787,022 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.
5.

Provisions for product warranties accrued for the years ended March 31, 2018, 2019 and 2020 are ¥219,575 million, ¥247,194 million and ¥212,275 million, respectively. These are mainly included in Automobile business.

6.

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2018, 2019 and 2020 are ¥67,768 million, ¥32,565 million and ¥37,752 million respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Life creation and other businesses.

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen (millions)
	2018	2019	2020
Motorcycles and relevant parts	¥1,919,232	¥1,986,968	¥1,921,065
All-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	119,480	113,187	138,270
Automobiles and relevant parts	11,813,125	12,173,065	11,199,477
Financial services	1,162,240	1,264,407	1,346,568
Power products and relevant parts	266,233	266,012	243,251
Others	80,836	84,978	82,378

Total	¥15,361,146	¥15,888,617	¥14,931,009

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2018, 2019 and 2020 are as follows:

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,240,033	¥7,028,633	¥6,092,480	¥15,361,146
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,580,515	¥3,784,531	¥1,696,056	¥8,061,102

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,394,584	¥7,480,382	¥6,013,651	¥15,888,617
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,695,603	¥3,956,228	¥1,685,874	¥8,337,705

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2020

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,307,523	¥7,091,136	¥5,532,350	¥14,931,009
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,003,416	¥4,007,268	¥1,573,982	¥8,584,666

(d) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,240,033	¥8,067,455	¥680,497	¥3,541,680	¥831,481	¥15,361,146	¥—	¥15,361,146
Inter-geographic areas	2,240,651	517,150	236,717	679,340	6,043	3,679,901	(3,679,901)	—

Total	4,480,684	8,584,605	917,214	4,221,020	837,524	19,041,047	(3,679,901)	15,361,146

Operating profit (loss)	¥86,916	¥278,476	¥15,837	¥402,620	¥43,831	¥827,680	¥5,878	¥833,558

Assets	¥4,405,523	¥10,651,191	¥727,045	¥2,942,053	¥659,781	¥19,385,593	¥(36,429)	¥19,349,164
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,580,515	¥4,530,019	¥105,649	¥683,006	¥161,913	¥8,061,102	¥—	¥8,061,102

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,394,584	¥8,526,733	¥652,335	¥3,557,338	¥757,627	¥15,888,617	¥—	¥15,888,617
Inter-geographic areas	2,453,729	497,231	275,089	714,901	6,826	3,947,776	(3,947,776)	—

Total	4,848,313	9,023,964	927,424	4,272,239	764,453	19,836,393	(3,947,776)	15,888,617

Operating profit (loss)	¥10	¥299,750	¥(6,620)	¥404,220	¥22,616	¥719,976	¥6,394	¥726,370

Assets	¥4,546,640	¥11,418,194	¥694,606	¥3,024,357	¥621,259	¥20,305,056	¥114,066	¥20,419,122
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,695,603	¥4,740,675	¥65,500	¥691,211	¥144,716	¥8,337,705	¥—	¥8,337,705

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,307,523	¥8,167,345	¥561,856	¥3,207,470	¥686,815	¥14,931,009	¥—	¥14,931,009
Inter-geographic areas	2,115,411	389,474	210,713	652,231	6,825	3,374,654	(3,374,654)	—

Total	4,422,934	8,556,819	772,569	3,859,701	693,640	18,305,663	(3,374,654)	14,931,009

Operating profit (loss)	¥(28,162)	¥305,315	¥14,996	¥319,565	¥37,289	¥649,003	¥(15,366)	¥633,637

Assets	¥4,889,920	¥11,375,801	¥689,158	¥2,851,027	¥518,445	¥20,324,351	¥137,114	¥20,461,465
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,003,416	¥4,755,072	¥58,735	¥658,397	¥109,046	¥8,584,666	¥—	¥8,584,666

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

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
5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2018, 2019 and 2020 amounted to ¥519,780 million, ¥682,842 million and ¥787,022 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Cash and deposits	¥1,815,920	¥2,017,247
Cash equivalents	678,201	655,106

Total	¥2,494,121	¥2,672,353

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Trade accounts and notes receivable	¥712,180	¥526,403
Other	93,620	118,808
Allowance for impairment losses	(12,555)	(11,302)

Total	¥793,245	¥633,909

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Balance at beginning of year	¥14,510	¥14,389	¥12,555

Remeasurement	¥858	¥251	¥589
Write-offs	(706)	(1,590)	(971)
Exchange differences on translating foreign operations	(273)	(495)	(871)

Balance at end of year	¥14,389	¥12,555	¥11,302

Comparative amounts for the year ended March 31, 2018 represent the allowance for impairment losses under IFRS 9 (2013). The allowance for impairment losses on trade receivables for the years ended March 31, 2019 and 2020 are continuously measured at amounts equal to the lifetime expected credit losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Receivables from financial services are mainly classified into financial assets measured at amortized cost.

Receivables from financial services as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Consumer finance receivables:
Retail	¥4,602,848	¥4,440,364
Finance lease	142,855	125,958
Dealer finance receivables:
Wholesale	712,214	666,992

Subtotal	¥5,457,917	¥5,233,314

Allowance for credit losses	¥(43,203)	¥(63,468)
Allowance for losses on lease residual values	(29)	—
Unearned interest income and fees	(9,435)	(8,681)

Total	¥5,405,250	¥5,161,165

Current assets	¥1,951,633	¥1,878,358
Non-current assets	3,453,617	3,282,807

Total	¥5,405,250	¥5,161,165

Finance lease receivables

The gross investment in the lease and the present value of minimum lease payments receivable as of March 31, 2019 is as follows:

	Yen (millions)
As of March 31, 2019	Gross investment in the lease	Unearned interest income and fees	Unguaranteed residual values	Present value of minimum lease payments receivable
Within 1 year	¥52,099	¥(1,632)	¥(25,369)	¥25,098
Between 1 and 5 years	90,658	(7,790)	(46,662)	36,206
Later than 5 years	98	(13)	—	85

Total	¥142,855	¥(9,435)	¥(72,031)	¥61,389

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The lease payments receivable under the finance leases by maturity as of March 31, 2020 is as follows:

Yen (millions)
2020
Within 1 year	¥22,808
Between 1 and 2 years	20,578
Between 2 and 3 years	13,370
Between 3 and 4 years	6,097
Between 4 and 5 years	1,359
Later than 5 years	77

Undiscounted lease payments receivable	¥64,289

Unearned finance income	¥(4,091)

Unguaranteed residual value	¥57,079

Net investment in the lease	¥117,277

For the nature of the lessor’s leasing activities and the risk management strategy, see note 3(i) and (j).

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2018, 2019 and 2020 are as follows:

For the year ended March 31, 2018

	Yen (millions)
	Retail	Finance lease	Wholesale	Total
Balance as of April 1, 2017	¥28,867	¥809	¥1,823	¥31,499

Provision	¥36,037	¥214	¥336	¥36,587
Write-offs	(39,478)	(299)	(271)	(40,048)
Recoveries	8,368	50	13	8,431
Exchange differences on translating foreign operations	(1,718)	47	5	(1,666)

Balance as of March 31, 2018	¥32,076	¥821	¥1,906	¥34,803

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the years ended March 31, 2019 and 2020

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥32,076

Effect of adopting IFRS 9 (2014)				¥4,599

Balance as of April 1, 2018 under IFRS 9 (2014)	¥20,574	¥9,543	¥6,558	¥36,675

Remeasurement	¥1,788	¥579	¥31,506	¥33,873
Write-offs	—	—	(30,986)	(30,986)
Exchange differences on translating foreign operations	250	285	(337)	198

Balance as of March 31, 2019	¥22,612	¥10,407	¥6,741	¥39,760

Remeasurement	¥5,547	¥16,637	¥32,649	¥54,833
Write-offs	—	—	(31,436)	(31,436)
Exchange differences on translating foreign operations	(1,504)	(412)	(1,000)	(2,916)

Balance as of March 31, 2020	¥26,655	¥26,632	¥6,954	¥60,241

Finance lease:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥821

Effect of adopting IFRS 9 (2014)				¥—

Balance as of April 1, 2018 under IFRS 9 (2014)	¥604	¥78	¥139	¥821

Remeasurement	¥(19)	¥(3)	¥114	¥92
Write-offs	—	—	(125)	(125)
Exchange differences on translating foreign operations	(51)	(3)	(4)	(58)

Balance as of March 31, 2019	¥534	¥72	¥124	¥730

Remeasurement	¥(15)	¥29	¥128	¥142
Write-offs	—	—	(130)	(130)
Exchange differences on translating foreign operations	(38)	(5)	(9)	(52)

Balance as of March 31, 2020	¥481	¥96	¥113	¥690

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Wholesale:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥1,906

Effect of adopting IFRS 9 (2014)				¥—

Balance as of April 1, 2018 under IFRS 9 (2014)	¥1,553	¥309	¥44	¥1,906

Remeasurement	¥(49)	¥35	¥769	¥755
Write-offs	—	—	153	153
Exchange differences on translating foreign operations	(85)	(15)	(1)	(101)

Balance as of March 31, 2019	¥1,419	¥329	¥965	¥2,713

Remeasurement	¥127	¥2	¥1,776	¥1,905
Write-offs	—	—	(1,784)	(1,784)
Exchange differences on translating foreign operations	(109)	(13)	(175)	(297)

Balance as of March 31, 2020	¥1,437	¥318	¥782	¥2,537

Total:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥34,803

Effect of adopting IFRS 9 (2014)				¥4,599

Balance as of April 1, 2018 under IFRS 9 (2014)	¥22,731	¥9,930	¥6,741	¥39,402

Remeasurement	¥1,720	¥611	¥32,389	¥34,720
Write-offs	—	—	(30,958)	(30,958)
Exchange differences on translating foreign operations	114	267	(342)	39

Balance as of March 31, 2019	¥24,565	¥10,808	¥7,830	¥43,203

Remeasurement	¥5,659	¥16,668	¥34,553	¥56,880
Write-offs	—	—	(33,350)	(33,350)
Exchange differences on translating foreign operations	(1,651)	(430)	(1,184)	(3,265)

Balance as of March 31, 2020	¥28,573	¥27,046	¥7,849	¥63,468

Comparative amounts for the year ended March 31, 2018 represent the allowance for credit losses under IFRS 9 (2013).

For more information on allowance for credit losses, see note 25(c).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets

Other financial assets as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥118,256	¥144,554
Debt securities	54,964	62,204
Guaranty deposits	13,098	12,266
Restricted cash	66,555	64,152
Other	9,776	10,743
Allowance for impairment losses	(4,233)	(3,364)
Financial assets measured at fair value through other comprehensive income:
Debt securities	10,495	9,069
Equity securities	207,035	178,001
Financial assets measured at fair value through profit or loss:
Derivatives	46,397	95,804
Debt securities	58,080	58,348

Total	¥580,423	¥631,777

Current assets	¥163,274	¥190,053
Non-current assets	417,149	441,724

Total	¥580,423	¥631,777

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Balance at beginning of year	¥10,964	¥10,145	¥4,233

Remeasurement	¥343	¥284	¥600
Write-offs	(1,179)	(6,194)	(1,463)
Exchange differences on translating foreign operations	17	(2)	(6)

Balance at end of year	¥10,145	¥4,233	¥3,364

Comparative amounts for the year ended March 31, 2018 represent the allowance for impairment losses under IFRS 9 (2013). The allowance for impairment losses on other financial assets for the years ended March 31, 2019 and 2020 are mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2019 and 2020 are as follows:

As of March 31, 2019

Yen (millions)
Fair value
GM Cruise Holdings LLC	¥83,242
Stanley Electric Co., Ltd.	27,475
Mitsubishi UFJ Financial Group, Inc.	7,976
NIPPON SEIKI CO., LTD.	6,714
NIKKON Holdings Co., Ltd.	6,414
Tokio Marine Holdings, Inc.	5,859

As of March 31, 2020

Yen (millions)
Fair value
GM Cruise Holdings LLC	¥85,649
Stanley Electric Co., Ltd.	19,690
Mitsubishi UFJ Financial Group, Inc.	5,844
Tokio Marine Holdings, Inc.	5,409
NIKKON Holdings Co., Ltd.	5,184
Daido Steel Co., Ltd.	4,542

Honda sells (derecognizes) the equity securities designated as financial assets measured at fair value through other comprehensive income to improve efficiency and effectiveness in the utilization of resources.

The fair values at the date of derecognition and cumulative net gains or losses recognized in other comprehensive income in equity for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Fair value	¥431	¥61,038	¥33
Cumulative net gain or loss	¥302	¥39,382	¥(23)

(9) Inventories

Inventories as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Finished goods	¥973,797	¥909,076
Work in process	78,006	76,264
Raw materials	534,984	575,228

Total	¥1,586,787	¥1,560,568

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2018, 2019 and 2020 are ¥67,768 million, ¥32,565 million and ¥37,752 million, respectively.

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of March 31, 2019 and 2020 is as follows:

	Yen (millions)
	2019	2020
Investments accounted for using the equity method:
Affiliates	¥382,706	¥378,012
Joint ventures	330,333	277,463

Total	¥713,039	¥655,475

Honda’s equity of undistributed earnings:
Affiliates	¥294,532	¥293,489
Joint ventures	249,284	222,061

Total	¥543,816	¥515,550

For the year ended March 31, 2018, the Company recognized reversal of impairment losses of ¥15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the automobile business segment. For the years ended March 31, 2019 and 2020, the Company did not recognize any significant reversal of impairment losses.

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen (millions)
	2018	2019	2020
Profit for the year:
Affiliates	¥45,501	¥43,137	¥(434)
Joint ventures	202,142	185,690	164,637

Total	¥247,643	¥228,827	¥164,203

Other comprehensive income:
Affiliates	¥4,983	¥(13,150)	¥(5,758)
Joint ventures	7,325	(8,534)	(26,185)

Total	¥12,308	¥(21,684)	¥(31,943)

Comprehensive income for the year:
Affiliates	¥50,484	¥29,987	¥(6,192)
Joint ventures	209,467	177,156	138,452

Total	¥259,951	¥207,143	¥132,260

Investments accounted for using the equity method, Honda’s equity of undistributed earnings, profit for the year, other comprehensive income and comprehensive income for the year items include a joint venture that is material to the Company.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Material joint venture)

Dongfeng Honda Automobile Co., Ltd. is a joint venture that is material to the Company. Dongfeng Honda Automobile Co., Ltd., located in Wuhan City, China, manufactures and sells automobile products. Honda and Dongfeng Motor Corporation each holds 50% equity stake in Dongfeng Honda Automobile Co., Ltd.

Summarized financial information of Dongfeng Honda Automobile Co., Ltd. as of March 31, 2019 and 2020 is as follows:

	Yen (millions)
	2019	2020
Current assets	¥513,364	¥347,462
Non-current assets	195,806	196,439

Total assets	709,170	543,901

Current liabilities	369,119	316,519
Non-current liabilities	42,264	28,229

Total liabilities	411,383	344,748

Total equity	¥297,787	¥199,153

Honda’s share of total equity (50%)	148,893	99,577
Equity method adjustments	(1,310)	(1,204)

Carrying amount of its interest in the joint venture	¥147,583	¥98,373

Cash and cash equivalents included in current assets	¥201,698	¥246,736
Financial liabilities (excluding trade payables and provisions) included in current liabilities	4,628	67,414

Summarized financial information of Dongfeng Honda Automobile Co., Ltd. for the years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen (millions)
	2018	2019	2020
Sales revenue	¥1,695,603	¥1,696,651	¥1,516,160
Interest income	8,998	6,190	8,019
Depreciation and amortization	16,001	16,091	18,870
Income tax expense	60,295	58,504	48,622
Profit for the year	185,604	176,787	130,327
Other comprehensive income	11,586	(8,354)	(21,100)

Comprehensive income for the year	¥197,190	¥168,433	¥109,227

Comprehensive income for the year (50%)	98,595	84,217	54,614
Equity method adjustments	842	56	53

Honda’s share of comprehensive income for the year	¥99,437	¥84,273	¥54,667

Dividend from the joint venture to Honda	¥75,407	¥70,788	¥72,760

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2019 and 2020, and for the years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen (millions)
For the year ended March 31, 2018	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Sales revenue	¥168,229	¥2,589,380	¥6,777	¥2,764,386
Profit for the year	11,115	99,119	1,001	111,235

	Yen (millions)
As of and for the year ended March 31, 2019	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥53,449	¥1,143,390	¥8,897	¥1,205,736
Non-current assets	31,464	1,069,087	22,821	1,123,372

Total assets	84,913	2,212,477	31,718	2,329,108

Current liabilities	24,307	594,494	2,751	621,552
Non-current liabilities	4,414	216,199	1,168	221,781

Total liabilities	28,721	810,693	3,919	843,333

Total equity	¥56,192	¥1,401,784	¥27,799	¥1,485,775

Sales revenue	¥170,750	¥2,657,023	¥7,004	¥2,834,777
Profit for the year	8,654	143,833	766	153,253

	Yen (millions)
As of and for the year ended March 31, 2020	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥49,706	¥1,146,286	¥10,010	¥1,206,002
Non-current assets	28,071	1,083,789	21,565	1,133,425

Total assets	77,777	2,230,075	31,575	2,339,427

Current liabilities	21,337	587,533	2,681	611,551
Non-current liabilities	3,844	224,505	1,136	229,485

Total liabilities	25,181	812,038	3,817	841,036

Total equity	¥52,596	¥1,418,037	¥27,758	¥1,498,391

Sales revenue	¥160,557	¥2,505,819	¥7,342	¥2,673,718
Profit for the year	8,094	69,339	914	78,347

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2019 and 2020, and for the years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen (millions)
For the year ended March 31, 2018	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Sales revenue	¥701,676	¥3,835,476	¥5,151	¥4,542,303
Profit for the year	56,733	347,661	337	404,731

	Yen (millions)
As of and for the year ended March 31, 2019	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥210,818	¥1,179,520	¥3,112	¥1,393,450
Non-current assets	119,749	377,019	683	497,451

Total assets	330,567	1,556,539	3,795	1,890,901

Current liabilities	192,951	929,071	1,039	1,123,061
Non-current liabilities	10,842	81,316	873	93,031

Total liabilities	203,793	1,010,387	1,912	1,216,092

Total equity	¥126,774	¥546,152	¥1,883	¥674,809

Sales revenue	¥746,385	¥3,819,913	¥5,907	¥4,572,205
Profit for the year	54,230	316,491	433	371,154

	Yen (millions)
As of and for the year ended March 31, 2020	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥201,170	¥867,758	¥3,592	¥1,072,520
Non-current assets	114,106	373,274	661	488,041

Total assets	315,276	1,241,032	4,253	1,560,561

Current liabilities	181,772	766,635	1,190	949,597
Non-current liabilities	11,483	49,058	648	61,189

Total liabilities	193,255	815,693	1,838	1,010,786

Total equity	¥122,021	¥425,339	¥2,415	¥549,775

Sales revenue	¥791,250	¥3,483,024	¥6,413	¥4,280,687
Profit for the year	63,819	264,216	568	328,603

The amounts of a joint venture that is material to the Company are included in above.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

Equipment on operating leases are mainly vehicles.

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2019 and 2020 are as follows:

(Cost)

Yen (millions)
Balance as of April 1, 2018	¥5,218,446

Additions	¥2,038,734
Sales or disposal	(1,721,471)
Exchange differences on translating foreign operations	164,802
Other	—

Balance as of March 31, 2019	¥5,700,511

Additions	¥2,244,893
Sales or disposal	(1,914,083)
Exchange differences on translating foreign operations	(127,747)
Other	—

Balance as of March 31, 2020	¥5,903,574

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2018	¥(1,130,313)

Depreciation	¥(781,082)
Sales or disposal	704,691
Exchange differences on translating foreign operations	(32,242)
Other	(12,716)

Balance as of March 31, 2019	¥(1,251,662)

Depreciation	¥(819,705)
Sales or disposal	801,133
Exchange differences on translating foreign operations	28,760
Other	(36,037)

Balance as of March 31, 2020	¥(1,277,511)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2019	¥4,448,849
Balance as of March 31, 2020	4,626,063

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future minimum lease payments)

Future minimum lease payments expected to be received under non-cancelable operating leases as of March 31, 2019 consist of the following:

Yen (millions)
2019
Within 1 year	¥736,650
Between 1 and 5 years	897,789
Later than 5 years	—

Total	¥1,634,439

Future minimum lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(Future lease payments)

Future lease payments expected to be received under the operating leases by maturity as of March 31, 2020 consist of the following:

Yen (millions)
2020
Within 1 year	¥784,148
Between 1 and 2 years	577,856
Between 2 and 3 years	274,122
Between 3 and 4 years	91,320
Between 4 and 5 years	27,421
Later than 5 years	—

Total	¥1,754,867

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(Lease income)

Operating leases income for the year ended March 31, 2020 is ¥1,062,879 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2019 and 2020 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2018	¥545,192	¥2,248,793	¥5,380,505	¥192,559	¥8,367,049

Additions	¥304	¥10,399	¥174,686	¥281,268	¥466,657
Reclassification	2,421	64,101	194,365	(260,887)	—
Sales or disposal	(1,469)	(11,432)	(294,761)	—	(307,662)
Exchange differences on translating foreign operations	307	15,931	63,898	2,647	82,783
Other	128	(269)	(3,710)	(1,618)	(5,469)

Balance as of March 31, 2019	¥546,883	¥2,327,523	¥5,514,983	¥213,969	¥8,603,358

Effect of adopting IFRS 16	76,774	139,914	41,666	—	258,354

Balance as of April 1, 2019 under IFRS 16	623,657	2,467,437	5,556,649	213,969	8,861,712

Additions	7,519	28,933	125,151	293,566	455,169
Reclassification	87	59,861	215,358	(275,306)	—
Sales or disposal	(6,896)	(19,531)	(231,388)	—	(257,815)
Exchange differences on translating foreign operations	(7,860)	(59,431)	(192,632)	(9,717)	(269,640)
Other	(820)	(9,075)	(31,325)	(239)	(41,459)

Balance as of March 31, 2020	¥615,687	¥2,468,194	¥5,441,813	¥222,273	¥8,747,967

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2018	¥(4,179)	¥(1,270,762)	¥(4,027,490)	¥(2,185)	¥(5,304,616)

Depreciation	¥—	¥(74,391)	¥(424,645)	¥—	¥(499,036)
Impairment losses	(1,052)	(6,077)	(17,944)	(1,975)	(27,048)
Sales or disposal	22	9,665	254,802	—	264,489
Exchange differences on translating foreign operations	9	(9,266)	(51,094)	23	(60,328)
Other	636	449	3,936	—	5,021

Balance as of March 31, 2019	¥(4,564)	¥(1,350,382)	¥(4,262,435)	¥(4,137)	¥(5,621,518)

Effect of adopting IFRS 16	—	—	—	—	—

Balance as of April 1, 2019 under IFRS 16	¥(4,564)	¥(1,350,382)	¥(4,262,435)	¥(4,137)	¥(5,621,518)

Depreciation	(6,218)	(88,565)	(375,537)	—	(470,320)
Sales or disposal	860	12,673	198,448	—	211,981
Exchange differences on translating foreign operations	156	28,116	144,226	153	172,651
Other	(751)	3,176	6,369	2,149	10,943

Balance as of March 31, 2020	¥(10,517)	¥(1,394,982)	¥(4,288,929)	¥(1,835)	¥(5,696,263)

(Carrying amount)
	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2019	¥542,319	¥977,141	¥1,252,548	¥209,832	¥2,981,840
Balance as of March 31, 2020	605,170	1,073,212	1,152,884	220,438	3,051,704

For commitments for purchases of property, plant and equipment, see note 28.

(Right-of-use Assets)

Property, plant and equipment in the consolidated statements of financial position include the right-of-use assets under lease arrangements.

Honda leases mainly dealer’s stores, company housing and parking lots, under arrangements that often contain extension and termination options. Since lease contracts are managed at each company and individually negotiated, the lease contracts include various terms. Extension and termination options are included mainly in order to enhance operational flexibly of each company.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the right-of-use assets for the year ended March 31, 2020 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total
Balance as of April 1, 2019	¥81,363	¥142,598	¥95,707	¥319,668

Additions	6,263	19,988	53,276	79,527
Depreciation	(6,218)	(14,755)	(52,437)	(73,410)
Other	(3,492)	(5,310)	(10,941)	(19,743)

Balance as of March 31, 2020	¥77,916	¥142,521	¥85,605	¥306,042

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2019 and 2020 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2018	¥972,964	¥355,163	¥33,469	¥1,361,596

Additions	¥—	¥11,836	¥3,956	¥15,792
Internally developed	161,232	14,975	—	176,207
Sales or disposal	(104,237)	(5,082)	(265)	(109,584)
Exchange differences on translating foreign operations	183	2,701	(1,067)	1,817
Other	—	(29)	2,195	2,166

Balance as of March 31, 2019	¥1,030,142	¥379,564	¥38,288	¥1,447,994

Additions	¥—	¥14,971	¥14,065	¥29,036
Internally developed	192,397	16,370	—	208,767
Sales or disposal	(136,575)	(9,473)	(826)	(146,874)
Exchange differences on translating foreign operations	(2,439)	(9,684)	(2,329)	(14,452)
Other	—	984	(3,008)	(2,024)

Balance as of March 31, 2020	¥1,083,525	¥392,732	¥46,190	¥1,522,447

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2018	¥(374,443)	¥(236,688)	¥(8,951)	¥(620,082)

Amortization	¥(148,100)	¥(39,224)	¥(1,243)	¥(188,567)
Sales or disposal	104,237	2,842	59	107,138
Exchange differences on translating foreign operations	(9)	(2,040)	222	(1,827)
Other	—	612	(900)	(288)

Balance as of March 31, 2019	¥(418,315)	¥(274,498)	¥(10,813)	¥(703,626)

Amortization	¥(136,508)	¥(33,199)	¥(1,671)	¥(171,378)
Sales or disposal	136,575	7,870	159	144,604
Exchange differences on translating foreign operations	449	6,787	918	8,154
Other*	(38,534)	(316)	(917)	(39,767)

Balance as of March 31, 2020	¥(456,333)	¥(293,356)	¥(12,324)	¥(762,013)

Explanatory note:

*

For certain capitalized development costs in progress related to Automobile business segment, the Company recognized the carrying amount in excess of recoverable amount as an expense in the consolidated statement of income for the year ended March 31, 2020.

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2019	¥611,827	¥105,066	¥27,475	¥744,368
Balance as of March 31, 2020	627,192	99,376	33,866	760,434

Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.

For commitments for purchases of intangible assets, see note 28.

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Trade accounts and notes payable	¥1,056,065	¥844,183
Other	128,817	114,286

Total	¥1,184,882	¥958,469

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Current:
Commercial paper	¥943,905	¥976,606
Loans	366,620	355,667
Medium-term notes	122,080	32,647
Asset-backed securities	41,019	59,747

Subtotal	¥1,473,624	¥1,424,667

Reclassification from non-current liabilities (Current portion)	¥1,715,158	¥1,823,790

Total	¥3,188,782	¥3,248,457

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of March 31, 2019 and 2020 are as follows:

	2019	2020
Weighted average interest rate	1.85%	1.21%

Financing liabilities presented in non-current liabilities as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Non-current:
Loans	¥1,235,791	¥1,204,588
Medium-term notes	3,151,868	3,169,407
Corporate bonds	444,517	599,426
Asset-backed securities	1,025,320	1,071,598

Subtotal	¥5,857,496	¥6,045,019

Reclassification to current liabilities (Current portion)	¥(1,715,158)	¥(1,823,790)

Total	¥4,142,338	¥4,221,229

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of March 31, 2019 and 2020 are as follows:

	2019	2020
Loans	Interest rate: 0.10% - 10.50% Due: 2019 - 2046	Interest rate: 0.07% - 11.00% Due: 2020 - 2046
Medium-term notes	Interest rate: 0.35% - 3.88% Due: 2019 - 2028	Interest rate: 0.35% - 3.88% Due: 2020 - 2028
Corporate bonds	Interest rate: 0.01% - 0.59% Due: 2019 - 2023	Interest rate: 0.01% - 1.17% Due: 2020 - 2027
Asset-backed securities	Interest rate: 0.11% - 3.30% Due: 2019 - 2024	Interest rate: 0.11% - 3.30% Due: 2020 - 2024

(Pledged assets)

Pledged assets for financing liabilities as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Trade receivables	¥26,286	¥22,093
Receivables from financial services	1,134,489	1,140,583
Inventories	26,677	17,956
Equipment on operating leases	—	81,501
Property, plant and equipment	55,139	1,478

Total	¥1,242,591	¥1,263,611

Receivables from financial services and equipment on operating leases are pledged as collateral for liabilities related to asset-backed securities transactions. Other items are mainly pledged as collateral for secured bank loans.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Reconciliation of liabilities arising from financing activities)

The changes in liabilities arising from financing activities for the years ended March 31, 2018, 2019 and 2020 are as follows:

For the year ended March 31, 2018

	Yen (millions)
	Balance as of April 1, 2017	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2018
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,162,111	¥101,885	¥—	¥—	¥(28,854)	¥—	¥1,505	¥1,236,647
Long-term financing liabilities	5,647,007	80,042	—	—	(169,403)	—	4,717	5,562,363
Lease liabilities	69,364	(47,449)	—	50,610	(468)	—	566	72,623
Derivative financial liabilities (assets)*2	25,300	—	(3,308)	—	(1,732)	(36,466)	—	(16,206)

Total	¥6,903,782	¥134,478	¥(3,308)	¥50,610	¥(200,457)	¥(36,466)	¥6,788	¥6,855,427

For the year ended March 31, 2019

	Yen (millions)
	Balance as of April 1, 2018	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2019
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,236,647	¥221,551	¥—	¥—	¥14,568	¥—	¥858	¥1,473,624
Long-term financing liabilities	5,562,363	174,160	—	—	118,789	—	2,184	5,857,496
Lease liabilities	72,623	(47,106)	—	37,028	(237)	—	—	62,308
Derivative financial liabilities (assets)*2	(16,206)	3,342	(9,187)	—	(859)	47,487	—	24,577

Total	¥6,855,427	¥351,947	¥(9,187)	¥37,028	¥132,261	¥47,487	¥3,042	¥7,418,005

For the year ended March 31, 2020

	Yen (millions)
	Balance as of April 1, 2019	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2020
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,473,624	¥(1,993)	¥—	¥—	¥(42,424)	¥—	¥(4,540)	¥1,424,667
Long-term financing liabilities	5,857,496	362,131	—	—	(170,345)	—	(4,263)	6,045,019
Lease liabilities*1	334,540	(78,659)	—	78,923	(3,987)	—	(777)	330,040
Derivative financial liabilities (assets)*2	24,577	(17,462)	(10,001)	—	(434)	14,935	—	11,615

Total	¥7,690,237	¥264,017	¥(10,001)	¥78,923	¥(217,190)	¥14,935	¥(9,580)	¥7,811,341

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Explanatory notes:

*1

Honda has adopted IFRS 16 with a date of initial application of April 1, 2019 and recognized additional lease liabilities of ¥272,232 million as of April 1, 2019. For more details on the amount of the additional lease liabilities, see note “(2) Basis of Preparation (d) Changes in Accounting Policies.”

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

(16) Other Financial Liabilities

Other financial liabilities as of March 31, 2019 and 2020 consist of the following:

	Yen (millions)
	2019	2020
Financial liabilities measured at amortized cost	¥64,800	¥67,427
Financial liabilities measured at fair value through profit or loss:
Derivatives	69,491	115,168
Lease liabilities	62,308	330,040

Total	¥196,599	¥512,635

Current liabilities	¥132,910	¥209,065
Non-current liabilities	63,689	303,570

Total	¥196,599	¥512,635

(17) Provisions

The components of and changes in provisions for the year ended March 31, 2020 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2019	¥458,482	¥111,026	¥569,508

Provision	¥212,275	¥72,075	¥284,350
Write-offs	(250,522)	(22,497)	(273,019)
Reversal	(26,843)	(9,157)	(36,000)
Exchange differences on translating foreign operations	(12,703)	(6,522)	(19,225)

Balance as of March 31, 2020	¥380,689	¥144,925	¥525,614

Current liabilities and non-current liabilities of provisions as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Current liabilities	¥348,763	¥287,175
Non-current liabilities	220,745	238,439

Total	¥569,508	¥525,614

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019		2020
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,331,475	¥1,042,753	¥1,366,380	¥1,086,438

Current service cost	36,300	29,133	36,331	29,063
Past service cost	—	338	—	(2,254)
Interest cost	9,535	39,547	7,581	35,635
Plan participants’ contributions	—	1,903	—	1,524
Remeasurements:
Changes in demographic assumptions	(25,360)	(3,648)	(6,476)	(5,990)
Changes in financial assumptions	34,655	36,157	157	70,892
Other	21,981	8,943	159	14,791
Benefits paid	(42,206)	(96,801)	(47,088)	(45,504)
Exchange differences on translating foreign operations	—	28,113	—	(40,684)

Balance at end of year	¥1,366,380	¥1,086,438	¥1,357,044	¥1,143,911

Fair value of plan assets:
Balance at beginning of year	¥1,219,073	¥807,528	¥1,244,530	¥860,858

Interest income	8,807	30,553	6,967	28,682
Actual return on plan assets, excluding interest income	34,142	10,489	(42,333)	(10,503)
Employer contributions	22,109	87,803	22,168	50,926
Plan participants’ contributions	—	1,903	—	1,524
Benefits paid	(39,601)	(96,801)	(43,451)	(45,504)
Exchange differences on translating foreign operations	—	19,383	—	(37,480)

Balance at end of year	¥1,244,530	¥860,858	¥1,187,881	¥848,503

Net defined benefit liabilities	¥121,850	¥225,580	¥169,163	¥295,408

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2019 and 2020 is as follows:

As of March 31, 2019

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥9,207	¥—	¥9,207	¥36,373	¥—	¥36,373
Equity securities:
Japan	32,885	1	32,886	13,970	—	13,970
United States	234,226	—	234,226	94,332	—	94,332
Other	231,162	242	231,404	112,403	4,614	117,017
Debt securities:
Japan	71,487	—	71,487	—	433	433
United States	3,036	143,673	146,709	—	119,942	119,942
Other	181,728	47,845	229,573	—	10,910	10,910
Group annuity insurance:
General accounts	—	34,663	34,663	—	—	—
Separate accounts	—	16,569	16,569	—	—	—
Pooled funds:
Real estate funds	—	—	—	—	53,100	53,100
Private equity funds	—	—	—	—	91,264	91,264
Hedge funds	—	116,183	116,183	—	61,520	61,520
Commingled and other mutual funds	3,859	111,914	115,773	8,882	238,504	247,386
Other	32	5,818	5,850	(1,447)	16,058	14,611

Total	¥767,622	¥476,908	¥1,244,530	¥264,513	¥596,345	¥860,858

As of March 31, 2020
	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥7,033	¥—	¥7,033	¥25,202	¥—	¥25,202
Equity securities:
Japan	29,153	—	29,153	8,673	—	8,673
United States	188,020	—	188,020	60,026	—	60,026
Other	196,401	72	196,473	66,798	—	66,798
Debt securities:
Japan	75,526	—	75,526	—	389	389
United States	4,495	156,356	160,851	—	123,331	123,331
Other	168,800	55,601	224,401	—	10,129	10,129
Group annuity insurance:
General accounts	—	36,991	36,991	—	—	—
Separate accounts	—	15,961	15,961	—	—	—
Pooled funds:
Real estate funds	—	122	122	—	55,802	55,802
Private equity funds	—	—	—	—	107,319	107,319
Hedge funds	—	117,841	117,841	—	49,198	49,198
Commingled and other mutual funds	4,476	129,594	134,070	8,151	313,289	321,440
Other	314	1,125	1,439	524	19,672	20,196

Total	¥674,218	¥513,663	¥1,187,881	¥169,374	¥679,129	¥848,503

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2019 and 2020 are as follows:

	2019		2020
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.6%	2.5 - 3.9%	0.6%	2.5 - 3.8%
Rate of salary increase	1.6%	2.5 - 3.0%	1.6%	2.0 - 2.8%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2019 and 2020 are as follows:

Yen (millions)
	2019		2020
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥114,468 increase	¥102,878 increase	¥110,540 increase	¥103,305 increase
0.5% increase	¥101,281 decrease	¥90,659 decrease	¥97,949 decrease	¥91,314 decrease

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2019 and 2020, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

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

The Company and certain of its consolidated subsidiaries expect to contribute ¥21,841 million to its Japanese pension plans and ¥20,333 million to its foreign pension plans in the year ending March 31, 2021.

The weighted average duration of defined benefit obligations as of March 31, 2019 and 2020 are as follows:

	2019		2020
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	16 years	17 years	15 years	16 years

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Personnel expenses	¥1,576,012	¥1,634,785	¥1,605,553

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

Financing liabilities and equity of Honda as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Financing liabilities	¥7,331,120	¥7,469,686
Equity	8,565,790	8,286,023

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Shares
	2018	2019	2020
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430

All of the issued shares as of March 31, 2018, 2019 and 2020 have been paid in full.

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

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of March 31, 2018, 2019 and 2020 is as follows:

	Shares
	2018	2019	2020
Common shares	33,150,615	51,867,045	84,818,644

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(e) Other Components of Equity

The changes in other components of equity for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2017	¥—	¥85,947	¥265,459	¥351,406

Adjustment during the year	¥12,125	¥20,655	¥(192,572)	¥(159,792)
Reclassification to retained earnings	(12,125)	(1,197)	—	(13,322)

Balance as of March 31, 2018	¥—	¥105,405	¥72,887	¥178,292

Effect of changes in accounting policy	¥—	¥(208)	¥—	¥(208)
Effect of hyperinflation	—	—	14,896	14,896

Adjusted balance as of April 1, 2018	¥—	¥105,197	¥87,783	¥192,980

Adjustment during the year	¥(23,383)	¥(26,696)	¥77,372	¥27,293
Reclassification to retained earnings	23,383	(29,273)	—	(5,890)

Balance as of March 31, 2019	¥—	¥49,228	¥165,155	¥214,383

Adjustment during the year	¥(102,230)	¥(24,559)	¥(304,670)	¥(431,459)
Reclassification to retained earnings	102,230	207	—	102,437

Balance as of March 31, 2020	¥—	¥24,876	¥(139,515)	¥(114,639)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2018, 2019 and 2020 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2020

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥(132,188)	¥29,205	¥(102,983)

Net changes	(132,188)	29,205	(102,983)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(33,565)	10,204	(23,361)

Net changes	(33,565)	10,204	(23,361)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(1,735)	185	(1,550)

Net changes	(1,735)	185	(1,550)

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	356	(47)	309
Reclassification to profit or loss	(31)	1	(30)

Net changes	325	(46)	279

Exchange differences on translating foreign operations:
Amount incurred during the year	(292,590)	(176)	(292,766)
Reclassification to profit or loss	(611)	176	(435)

Net changes	(293,201)	—	(293,201)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(31,054)	661	(30,393)
Reclassification to profit or loss	—	—	—

Net changes	(31,054)	661	(30,393)

Total other comprehensive income	¥(491,418)	¥40,209	¥(451,209)

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥1,534	¥(338)	¥(753)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	6	17	(73)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(992)	(651)	(18,924)

Total	¥548	¥(972)	¥(19,750)

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

The amounts recognized as dividends of retained earnings for the years ended March 31, 2018, 2019 and 2020 are as follows:

1) Dividend payout

For the year ended March 31, 2018

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

Resolution	The Board of Directors Meeting on November 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	September 30, 2017
Effective date	November 29, 2017

Resolution	The Board of Directors Meeting on February 2, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	44,456
Dividend per share (yen)	25.00
Record date	December 31, 2017
Effective date	February 28, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2019

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

Resolution	The Board of Directors Meeting on July 31, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	47,682
Dividend per share (yen)	27.00
Record date	June 30, 2018
Effective date	August 28, 2018

Resolution	The Board of Directors Meeting on October 30, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2018
Effective date	November 28, 2018

Resolution	The Board of Directors Meeting on February 1, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	December 31, 2018
Effective date	February 28, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2020

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	The Board of Directors Meeting on August 2, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	June 30, 2019
Effective date	August 30, 2019

Resolution	The Board of Directors Meeting on November 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2019
Effective date	November 29, 2019

Resolution	The Board of Directors Meeting on February 7, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,932
Dividend per share (yen)	28.00
Record date	December 31, 2019
Effective date	March 4, 2020

2) Dividends payable of which record date was in the year ended March 31, 2020, effective after the period

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

(20) Sales Revenue

(a) Disaggregation of revenue

As stated in note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the years ended March 31, 2019 and 2020 are as follows:

For the year ended March 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥79,297	¥1,590,032	¥86,437	¥87,503	¥1,843,269
North America	188,022	6,163,120	1,013,987	135,277	7,500,406
Europe	159,645	427,347	—	60,993	647,985
Asia	1,372,583	2,359,557	33	46,402	3,778,575
Other Regions	297,757	521,124	—	20,608	839,489

Total	¥2,097,304	¥11,061,180	¥1,100,457	¥350,783	¥14,609,724

Revenue arising from the other sources*	2,851	10,937	1,264,898	207	1,278,893

Total	¥2,100,155	¥11,072,117	¥2,365,355	¥350,990	¥15,888,617

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9.

For the year ended March 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥77,241	¥1,473,552	¥130,775	¥76,114	¥1,757,682
North America	203,822	5,648,818	1,108,827	133,070	7,094,537
Europe	144,392	359,166	—	53,233	556,791
Asia	1,329,352	2,048,588	11	46,433	3,424,384
Other Regions	295,093	425,900	—	16,200	737,193

Total	¥2,049,900	¥9,956,024	¥1,239,613	¥325,050	¥13,570,587

Revenue arising from the other sources*	9,435	3,056	1,347,352	579	1,360,422

Total	¥2,059,335	¥9,959,080	¥2,586,965	¥325,629	¥14,931,009

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b)	Contract balances

The receivables from contracts with customers and contract liabilities for the years ended March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Receivables from contracts with customers:
Trade receivables	¥707,337	¥516,705
Contract liabilities:
Other current liabilities	214,888	221,959
Other noncurrent liabilities	165,722	167,076

The amounts of revenue recognized for the years ended March 31, 2019 and 2020 that were included in the contract liability balances at the beginning of the year are ¥212,303 million and ¥186,581 million, respectively. The amounts of revenue recognized for the years ended March 31, 2019 and 2020 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

(c)	Transaction price allocated to the remaining performance obligation

The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Within 1 year	¥103,734	¥106,745
Between 1 and 5 years	185,456	201,925
Later than 5 years	12,791	1,860

Total	¥301,981	¥310,530

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.

(d)	Assets recognized from the costs to obtain or fulfill a contract with a customer

The assets recognized from the costs to obtain a contract with a customer as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Assets recognized from the costs to obtain a contract with a customer	¥105,471	¥100,751

Honda recognizes the incremental costs of obtaining a contract with a customer and the costs incurred in fulfilling a contract with a customer that are directly associated with the contract as an asset, if those costs are expected to be recoverable. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The assets

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

recognized from the costs to obtain a contract are presented in the consolidated statement of financial position mainly as other non-current assets and are amortized over the period for which the services based on a contract are provided. The amounts of assets recognized from the costs to fulfill a contract are not material.

The amounts of amortization of the assets for the years ended March 31, 2019 and 2020 are ¥35,057 million and ¥35,324 million, respectively.

(21) Research and Development

Research and development costs for the years ended March 31, 2018, 2019 and 2020 consist of the following:

	Yen (millions)
	2018	2019	2020
Research and development expenditures incurred during the reporting period	¥730,734	¥820,037	¥821,478
Amount capitalized	(132,800)	(161,232)	(192,397)
Amortization and impairment losses of capitalized development costs	153,922	148,100	175,042

Total	¥751,856	¥806,905	¥804,123

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2018, 2019 and 2020 consist of the following:

	Yen (millions)
	2018	2019	2020
Interest income:
Financial assets measured at amortized cost	¥39,645	¥46,862	¥47,679
Financial assets measured at fair value through other comprehensive income	—	323	249
Financial assets measured at fair value through profit or loss	1,546	1,433	1,484

Total	41,191	48,618	49,412

Interest expense:
Financial liabilities measured at amortized cost	(12,970)	(13,217)	(15,624)
Other	—	—	(9,065)
Total	(12,970)	(13,217)	(24,689)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	4,708	5,056	5,169
Financial assets measured at fair value through profit or loss	15	21	25
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	67,132	(54,897)	(19,270)
Gains (losses) on foreign exchange	(69,197)	31,266	(24,942)
Other	2,893	7,331	6,373

Total	5,551	(11,223)	(32,645)

Total	¥33,772	¥24,178	¥(7,922)

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2018, 2019 and 2020 consist of the following:

	Yen (millions)
	2018			2019			2020
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥126,915	¥988,058	¥1,114,973	¥70,805	¥908,570	¥979,375	¥(63,390)	¥853,308	¥789,918

Income tax expense (benefit):
Current taxes	(2,956)	280,316	277,360	32,937	183,828	216,765	11,036	233,570	244,606
Deferred taxes	25,149	(316,175)	(291,026)	58,121	28,203	86,324	17,470	17,910	35,380

Total	¥22,193	¥(35,859)	¥(13,666)	¥91,058	¥212,031	¥303,089	¥28,506	¥251,480	¥279,986

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amount of write-down of deferred tax assets included in income tax expense (deferred taxes) for the year ended March 2019 is ¥50,322 million.

The statutory income tax rate in Japan for the years ended March 31, 2018, 2019 and 2020 was 30.4%, 30.2% and 30.2%, respectively. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 35.0%.

The Japanese statutory income tax rate for the years ended March 31, 2018, 2019 and 2020 differs from the average effective tax rate for the following reasons:

	2018	2019	2020
Statutory income tax rate	30.4%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(1.1)	(4.3)	(3.9)
Effects of investments accounted for using the equity method	(6.7)	(7.1)	(6.2)
Effects of undistributed earnings and withholding taxes on royalty	7.0	7.7	8.6
Changes in unrecognized deferred tax assets	(0.2)	8.3	7.8
Effects of income and expense not taxable and deductible for tax purpose	0.1	0.2	0.8
Effects of tax credit	(2.1)	(3.2)	(3.0)
Other adjustments relating to prior years	0.3	(0.1)	(0.7)
Adjustments for the uncertain tax treatments on income taxes	0.7	0.8	0.2
Adjustments for the changes in income tax laws*	(30.1)	(2.5)	2.3
Other	0.5	0.9	(0.7)

Average effective tax rate	(1.2)%	30.9%	35.4%

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Deferred tax assets:
Inventories	¥39,044	¥29,899
Accrued expenses	75,378	66,115
Provisions	101,780	75,858
Property, plant and equipment	18,462	18,936
Intangible assets	22,776	18,198
Retirement benefit liabilities	95,324	138,735
Carryforward of unused tax losses	54,817	58,023
Carryforward of unused tax credit	43,130	50,472
Other	124,588	107,848

Total	¥575,299	¥564,084

Deferred tax liabilities:
Property, plant and equipment	¥81,472	¥76,126
Intangible assets	180,607	183,985
Other financial assets	21,720	5,468
Finance leases	41,050	40,892
Operating leases	718,981	701,303
Undistributed earnings	58,112	56,136
Other	50,450	66,489

Total	¥1,152,392	¥1,130,399

Net deferred tax assets (liabilities)	¥(577,093)	¥(566,315)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Inventories	¥5,541	¥28,022	¥8,738
Provisions	45,492	20,711	22,185
Property, plant and equipment	(27,520)	(499)	(3,503)
Retirement benefit liabilities	(623)	3,237	(5,597)
Operating leases	(328,950)	49,142	(3,697)
Undistributed earnings	12,655	215	(1,059)
Carryforward of unused tax losses	9,226	(19,335)	(6,378)
Carryforward of unused tax credit	(10,300)	(8,038)	(8,423)
Other	3,453	12,869	33,114

Total	¥(291,026)	¥86,324	¥35,380

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2019 and 2020. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥57,410 million and ¥56,912 million as of March 31, 2019 and 2020, respectively.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Deductible temporary differences	¥560,738	¥665,917
Carryforward of unused tax losses	261,294	391,272
Carryforward of unused tax credit	3,850	1,242

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Within 1 year	¥8,759	¥28,613
Between 1 and 5 years	67,352	59,027
Between 5 and 20 years	101,953	164,371
Indefinite periods	83,230	139,261

Total	¥261,294	¥391,272

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Within 1 year	¥570	¥343
Between 1 and 5 years	1,422	672
Between 5 and 20 years	1,858	227
Indefinite periods	—	—

Total	¥3,850	¥1,242

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2019 and 2020 are ¥4,908,449 million and ¥4,718,298 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2018, 2019 and 2020 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2018, 2019 and 2020.

	2018	2019	2020
Profit for the year attributable to owners of the parent (millions of yen)	¥1,059,337	¥610,316	¥455,746
Weighted average number of common shares outstanding, basic (shares)	1,793,088,970	1,763,983,221	1,752,006,211
Basic earnings per share attributable to owners of the parent (yen)	¥590.79	¥345.99	¥260.13

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2019 and 2020 is as follows.

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2019	2020
Impact on profit before income taxes	¥(777)	¥(828)

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

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2019 and 2020 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2019	2020
Impact on profit before income taxes	¥(1,915)	¥(4,861)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2020, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

1) Credit risk exposure

The analysis of the age of receivables from financial services that are past due as of March 31, 2019 and 2020 is as follows:

	Yen (millions)
As of March 31, 2019	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥204,475	¥35,706	¥7,572	¥6,070	¥253,823
Finance lease	349	108	26	198	681
Dealer finance receivables:
Wholesale	21,509	7,407	92	3,858	32,866

Total	¥226,333	¥43,221	¥7,690	¥10,126	¥287,370

	Yen (millions)
As of March 31, 2020	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥199,260	¥38,862	¥9,621	¥6,609	¥254,352
Finance lease	152	31	9	280	472
Dealer finance receivables:
Wholesale	16,959	6,254	395	156	23,764

Total	¥216,371	¥45,147	¥10,025	¥7,045	¥278,588

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The balances of retail receivables included in consumer finance receivables as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2019		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥3,893,725	¥691,401	¥17,722	¥4,602,848

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2020		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥2,969,699	¥1,450,663	¥20,002	¥4,440,364

Explanatory note:

*

The tables above represent the gross amounts of retail receivables by stages of ECL model since the expected credit losses are measured collectively by our finance subsidiaries and the balances of those receivables are not directly allocated to the risk ratings.

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

The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2019		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥469,877	¥9,224	¥—	¥479,101
Group B	202,993	13,223	16,897	233,113

Total	¥672,870	¥22,447	¥16,897	¥712,214

Loan commitments:
Group A	¥46,962	¥—	¥—	¥46,962
Group B	10,479	—	—	10,479

Total	¥57,441	¥—	¥—	¥57,441

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2019 is ¥11,953 million.

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2020		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥414,323	¥23,308	¥77	¥437,708
Group B	217,741	9,900	1,643	229,284

Total	¥632,064	¥33,208	¥1,720	¥666,992

Loan commitments:
Group A	¥43,823	¥—	¥—	¥43,823
Group B	19,832	—	—	19,832

Total	¥63,655	¥—	¥—	¥63,655

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2020 is ¥10,100 million.

2) Collateral held as security

The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2019 and 2020 are approximately 60%, respectively, and those for dealer finance receivables are approximately 90% and 60% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.

(d) Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds and securitization of finance receivables and equipment on operating leases. Honda is exposed to the liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. Honda meets its working capital targets primarily through cash generated by business operations, bank loans, corporate bonds and commercial paper. Honda funds financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Commercial paper	¥602,243	¥481,352
Medium-term notes	1,229,911	2,791,490

Total	¥1,832,154	¥3,272,842

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

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Commercial paper programs	¥1,080,503	¥1,084,917
Other	58,199	63,484

Total	¥1,138,702	¥1,148,401

Borrowings under those committed lines of credit generally are available at the prime interest rate.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
As of March 31, 2019	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,184,882	¥1,184,882	¥—	¥—	¥1,184,882
Financing liabilities	7,331,120	3,321,576	4,089,215	239,638	7,650,429
Accrued expenses	476,300	476,300	—	—	476,300
Other financial liabilities	127,108	66,240	29,615	31,416	127,271

Total	¥9,119,410	¥5,048,998	¥4,118,830	¥271,054	¥9,438,882

	Yen (millions)
As of March 31, 2020	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥958,469	¥958,468	¥—	¥—	¥958,468
Financing liabilities	7,469,686	3,341,226	3,964,660	288,041	7,593,927
Accrued expenses	449,716	449,716	—	—	449,716
Other financial liabilities	397,467	88,629	98,285	230,562	417,476

Total	¥9,275,338	¥4,838,039	¥4,062,945	¥518,603	¥9,419,587

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2020 is as follows:

	Yen (millions)
As of March 31, 2020	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥330,040	¥55,486	¥90,999	¥203,563	¥350,048

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
As of March 31, 2019	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥41,518	¥49,513	¥1,609	¥92,640

	Yen (millions)
As of March 31, 2020	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥51,697	¥69,621	¥365	¥121,683

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and 2020 consist of the following:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2019.

	Yen (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,215	¥—	¥19,215
Interest rate instruments	—	76,589	—	76,589

Total	—	95,804	—	95,804

Debt securities	18,175	34,949	5,224	58,348
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	9,069	—	9,069
Equity securities	78,493	—	99,508	178,001

Total	¥96,668	¥139,822	¥104,732	¥341,222

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥24,834	¥—	¥24,834
Interest rate instruments	—	90,334	—	90,334

Total	—	115,168	—	115,168

Total	¥—	¥115,168	¥—	¥115,168

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2019 and 2020 are as follows:

	Yen (millions)
For the year ended March 31, 2019	Debt securities	Equity securities
Balance as of April 1, 2018	¥5,206	¥12,671

Total gains or losses:
Profit or loss	(42)	—
Other comprehensive income	—	(3,824)
Purchases	—	89,651
Sales	—	(295)
Exchange differences on translating foreign operations	275	(47)

Balance as of March 31, 2019	¥5,439	¥98,156

Unrealized gains or losses included in profit or loss on assets held at March 31, 2019	¥(42)	¥—

	Yen (millions)
For the year ended March 31, 2020	Debt securities	Equity securities
Balance as of April 1, 2019	¥5,439	¥98,156

Total gains or losses:
Profit or loss	(28)	—
Other comprehensive income	—	(3,584)
Purchases	—	5,222
Sales	—	(40)
Exchange differences on translating foreign operations	(187)	(246)

Balance as of March 31, 2020	¥5,224	¥99,508

Unrealized gains or losses included in profit or loss on assets held at March 31, 2020	¥(28)	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2019 and 2020 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.

Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2019 and 2020 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,405,250	¥5,417,297	¥5,161,165	¥5,173,553
Debt securities	54,964	54,952	62,204	62,210
Financing liabilities	7,331,120	7,355,632	7,469,686	7,408,800

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of March 31, 2019 and 2020 is as follows:

	Yen (millions)
As of March 31, 2019	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥46,397	¥—	¥46,397	¥(34,407)	¥11,990
Other financial liabilities
Derivatives	69,491	—	69,491	(34,407)	35,084

	Yen (millions)
As of March 31, 2020	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥95,804	¥—	¥95,804	¥(81,059)	¥14,745
Other financial liabilities
Derivatives	115,168	—	115,168	(81,059)	34,109

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(28) Commitments and Contingent Liabilities

(a) Commitments

1) Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Commitments for purchases of property, plant and equipment and other commitments	¥99,379	¥80,670

2) Non-cancellable lease commitments

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2019 is as follows:

Yen (millions)
2019
Within 1 year	¥23,733
Between 1 and 5 years	47,556
Later than 5 years	44,345

Total	¥115,634

Lease payments under operating leases recognized as expenses for the years ended March 31, 2018 and 2019 are as follows:

	Yen (millions)
	2018	2019
Lease payments under operating leases recognized as expenses	¥35,180	¥41,529

For the amounts of the lease liabilities by maturity as of March 31, 2020, see note “(25) Financial risk management (d) Liquidity Risk (1) Non-derivative financial liabilities.”

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The finance subsidiaries of the Company periodically securitize finance receivables and operating lease assets for liquidity and funding purposes. Securitized assets are transferred to structured entities that are established with the limited purpose of issuing asset-backed securities. The finance subsidiaries of the Company are deemed to have the power to direct the activities of these structured entities that most significantly impact the entities’ economic performance as they retain servicing rights, including the management of delinquencies and defaults of the finance receivables and beneficial interests in operating lease assets. Furthermore, the finance subsidiaries of the Company are deemed to have the obligation to absorb losses and the right to receive variable returns from these structured entities that could potentially be significant to these structured entities by retaining certain subordinated interests of these structured entities. Therefore, the Company is deemed to have substantial control over these entities and consolidates them.

Investors in the asset-backed securities issued by these structured entities do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries.

There were no significant unconsolidated structured entities as of March 31, 2019 and 2020.

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

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2019 and 2020 are as follows:

	Yen (millions)
	2019	2020
Receivables:
Affiliates	¥22,518	¥19,120
Joint ventures	237,880	204,126

Total	¥260,398	¥223,246

Payables:
Affiliates	¥141,576	¥108,267
Joint ventures	35,044	27,128

Total	¥176,620	¥135,395

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Sales revenue:
Affiliates	¥119,725	¥113,814	¥109,615
Joint ventures	744,435	724,712	722,896

Total	¥864,160	¥838,526	¥832,511

Purchase:
Affiliates	¥1,407,755	¥1,416,729	¥1,241,314
Joint ventures	143,800	135,787	166,885

Total	¥1,551,555	¥1,552,516	¥1,408,199

Unrecognized commitment

At the Board of Directors Meeting held on October 30, 2019, Honda has determined to conduct tender offers targeting our affiliates which are Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”), to obtain all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies), and to make the Target Companies our consolidated subsidiaries.

Honda, Hitachi Automotive Systems, Ltd. (a consolidated subsidiary of Hitachi, Ltd.), the Target Companies and Hitachi, Ltd. entered into the basic contract (the “Basic Contract”) to conduct a management

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

integration through implementation of the absorption-type merger in which Hitachi Automotive Systems, Ltd. will be the surviving company, and the Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Target Companies our consolidated subsidiaries. Honda and Hitachi, Ltd. have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the surviving company after the Absorption-type Merger (the “Integrated Company”) will be allotted to Honda as the consideration for the merger, in a merger ratio where the number of voting rights of the Integrated Company held by Honda will account for 33.4% of the number of voting rights held by all shareholders of the Integrated Company. Consequently, the Integrated Company will be our affiliate.

Furthermore, the ratio of the total share value of the Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems, Ltd.’s share value does not necessarily correspond to the above merger ratio. Given the above, in order to have the ratio of the total share value of the Target Companies to Hitachi Automotive Systems, Ltd.’s share value correspond to the above merger ratio, the share values of the Target Companies will be adjusted through acquisitions of treasury shares by the Target Companies. The Basic Contract contains the terms that Honda to provide financial assistance including loans to the Target Companies at the interest rate generally available for other transaction and other terms and conditions depending upon the Target Companies’ financial need to achieve the adjustment of the share value.

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen (millions)
	2018	2019	2020
Remuneration	¥719	¥732	¥691
Bonus	231	172	101
Stock compensation	—	125	140

Total	¥950	¥1,029	¥932

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2020 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on June 19, 2020.

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

Date: June 19, 2020
Tokyo, Japan