Form 20-F
period 2021-03-31
HONDA MOTOR CO LTD
filed 2021-06-23
CIK 715153

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

Title of each class	Outstanding as of March 31, 2021***
Common Stock	1,726,655,268****

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.

**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 70,044,953 shares represented by American Depositary Shares.

PART I

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set out below for each of the five fiscal years ended March 31, 2021 have been derived from our consolidated financial statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

You should read the IFRS selected consolidated financial data set out below together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements contained in this Annual Report.

	Fiscal years ended March 31,
	Yen (millions, except Per Share Data)
	2017	2018	2019	2020	2021
Consolidated Statement of Income Data:
Sales revenue	¥13,999,200	¥15,361,146	¥15,888,617	¥14,931,009	¥13,170,519
Operating profit	840,711	833,558	726,370	633,637	660,208
Share of profit of investments accounted for using the equity method	164,793	247,643	228,827	164,203	272,734
Profit before income taxes	1,006,986	1,114,973	979,375	789,918	914,053
Profit for the year	679,394	1,128,639	676,286	509,932	695,444
Profit for the year attributable to owners of the parent	616,569	1,059,337	610,316	455,746	657,425
Consolidated Statement of Financial Position Data:
Total assets	18,958,123	19,349,164	20,419,122	20,461,465	21,921,030
Financing liabilities, including current and non-current	6,809,118	6,799,010	7,331,120	7,469,686	7,720,985
Equity attributable to owners of the parent	7,295,296	7,933,538	8,267,720	8,012,259	9,082,306
Total equity	7,569,626	8,234,095	8,565,790	8,286,023	9,372,839
Common stock	86,067	86,067	86,067	86,067	86,067
Per Share Data:
Weighted average number of common shares outstanding
Basic and diluted (thousands of shares)	1,802,282	1,793,088	1,763,983	1,752,006	1,726,638
Earnings per share attributable to owners of the parent*1
Basic and diluted	¥342.10	¥590.79	¥345.99	¥260.13	¥380.75
Dividends declared during the period per common share*2	90.00	97.00	110.00	112.00	84.00
	(US$ 0.80)	(US$ 0.91)	(US$ 0.99)	(US$ 1.03)	(US$ 0.76)

*1

Earnings per share has been calculated by dividing profit for the year attributable to owners of the parent available to common shareholders by the weighted average number of common shares outstanding during the period.

*2

A year-end dividend of ¥54 ($0.49) per common share aggregating ¥93.2 billion ($842 million) relating to fiscal year 2021 was resolved by the Company’s Board of Directors in May 2021. This dividend was paid in June 2021. U.S. dollar amounts for dividends per share are translated from yen at the year-end exchange rate of each period.

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

Risks relating to the spread of coronavirus disease 2019 (COVID-19)

The World Health Organization (WHO) declared COVID-19 a pandemic in March 2020. Thereafter, COVID-19 continued to spread worldwide, and due to various responses resulting from the spread of COVID-19 including outing and travel restrictions in various countries, there has been stagnation of consumers’ consumptions and corporate economic activities. Despite widespread vaccinations in certain countries, it is still unclear at present as to when COVID-19 will end.

As a result of governmental travel restriction measures, the production activities of some of Honda’s production bases in Japan and overseas are affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Also, some dealers in Japan and overseas have been obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs.

Although much of our business activities have resumed, the duration of the spread of COVID-19, market trends, and economic trends remain uncertain. Unpredictable future trends may adversely affect Honda’s business and operating results, such as through factory downtime and business suspensions or shortening of business hours at dealers and decrease in sales units, in addition to increased costs to maintain prolonged infection prevention countermeasures.

The spread of COVID-19 may also have an impact on the risks discussed below.

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

Particularly among them, Honda recognizes the following as the main risks that could also significantly affect Honda’s mid- and long-term initiatives regarding further electrification of the products, more widespread use and evolution of driver-assistive technologies, and further provision of mobility services.

For the scale of business in each region that may be affected by such changes in local laws and regulations and systems in the future, see “(d) Supplemental Geographical Information” of note “(4) Segment Information” to the accompanying consolidated financial statements.

1. Status of Trade Agreements

Trends in the negotiations regarding trade agreements, particularly those related to the United States, could have adverse effects on Honda’s business and operating results. Honda will continue to monitor the status of negotiations and take action in consideration of the impact on Honda. The United States-Mexico-Canada Agreement (USMCA) took effect in July 2020. The revision of various rules such as the rules of country of origin for automobiles sold within the regions covered in USMCA may adversely affect Honda’s business in North America.

2. Status of Personal Information Protection Rules

In recent years, personal information protection rules have been rapidly developed in countries around the world, as exemplified by the California Consumer Privacy Act that took effect in January 2020. As such, fines may be imposed if violations of rules occur, including the leakage of personal information, in accordance with the rules of each country, and this could have an adverse effect on Honda’s business and operating results. This risk may be magnified by initiatives for other next-generation technologies such as provision of mobility services, which involve greater collection and management of personal information.

3. Status of Economic Security Policies

If any governmental policy concerning export control, data protection or otherwise concerning trade security in the United States and/or China is strengthened, this could possibly require relevant countermeasure cost for the business activities involving production, development, purchasing, and sales, etc., which could adversely affect Honda’s business operations in North America, Asia, and other regions.

Purchasing and Procurement Risk

Honda aims to sustain the procurement of good products at reasonable prices in a timely manner, purchases raw materials and parts from numerous external suppliers, and relies on certain suppliers for some of the raw materials and parts which it uses to manufacture its products. Honda’s ability to continue to obtain these supplies in an efficient manner at appropriate cost levels is subject to a number of factors, some of which are outside of Honda’s control. These factors include the ability of its suppliers to provide a continued supply of raw materials and parts and Honda’s ability to compete with other users in obtaining the supplies.

In case it becomes impossible to receive the supply of materials and parts from suppliers on a continuous basis or in case of losing any key supplier, this could lead to delays in or the suspension of Honda’s manufacturing operations and a loss of Honda’s competitiveness, which could adversely affect Honda’s business and operating results. For example, a shortage in the procurement of semiconductors has become manifest for Honda, which has led to such effects as the suspension or decrease of production of automobiles at some of Honda’s production bases in Japan and overseas. Moreover, purchasing and procurement risk could also significantly affect Honda’s mid- and long-term initiatives, particularly regarding further electrification of the products, more widespread use and evolution of driver-assistive technologies, and further provision of mobility services.

Information Security Risk

Honda uses a wide range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. Especially in recent years, IoT and other information technologies, which have evolved rapidly, have become indispensable for control of vehicles.

Meanwhile, the means of cyberattacks that take place have become more advanced and sophisticated, targeting organizations around the world. For example, on June 8, 2020, Honda experienced a cyber-attack, which widely affected personal computers when they accessed Honda’s internal system. As a result, Honda’s business operation suspended temporarily at several locations including Honda’s production bases.

Any additional cyber-attacks could have similar or more serious effects on our business, or substantially impact Honda’s mid- and long-term initiatives, particularly regarding more widespread use and evolution of driver-assistive technologies and further provision of mobility services.

There is a possibility that, in addition to external cyber-attacks, any equipment malfunction, any management deficiency or human error at Honda or within any of its subcontractors, or any natural disaster, infrastructure failure or any other unforeseen circumstances could also result in the suspension of important operations and services, leakage of confidential or personal information, inappropriate processing of documents and information, or the destruction or falsification of important data.

When such event occurs, Honda’s business and operating results could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, payment of financial penalties, delays in or suspension of Honda’s manufacturing operations, and a loss of Honda’s competitiveness.

Risks relating to Environmental Regulations

Carrying out its business operations in countries around the world, Honda is subject to wide-ranging regulations covering the environmental issues related to fuel efficiency, exhaust emissions, noise, toxic substances, recycling, and other matters.

For the regulations concerning fuel efficiency and exhaust in particular, there has been implementation of or planning for their revisions around the world. Depending on the trends for the revisions and what the revised regulations may stipulate, Honda’s measures in response and related expenses could possibly weigh on its production, development, purchasing and sales activities, etc., in the Motorcycle, Automobile, Life creation and other business operations. This could adversely affect Honda’s business and operating results.

Moreover, these risks could significantly affect Honda’s mid- and long-term initiatives, particularly regarding further electrification of the products.

Intellectual Property Risk

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks include those that could significantly affect Honda’s mid- and long-term initiatives, particularly regarding more widespread use and evolution of driver-assistive technologies and further provision of mobility services, among other areas.

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

Natural Disasters Risk

The suspension and delay in business activities such as production, development, purchasing and sales as a result of damage caused to Honda’s operation sites and employees by earthquakes, floods, windstorms, infections and other natural disasters may adversely affect Honda’s business and operating results. Also, if any of Honda’s business partners suffer any such damage, or if there is any disruption of the infrastructure due to a natural disaster, this may adversely affect Honda’s business and operating results.

Financial & Economic Risk

1. Economic Trends and Economic Fluctuations Risks

Honda conducts business operations in the countries throughout the world. Honda has manufacturing operations and sells products in various regions and countries. These business activities may be affected by economic slowdowns, currency fluctuation or other factors, which could result in decreased sales due to market contraction, increases in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s business and operating results.

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

As Honda advances its mid- and long-term initiatives, particularly regarding further electrification of the products, more widespread use and evolution of driver-assistive technologies, and further provision of mobility services, the utilization of alliances and other forms of partnership are gaining importance.

If disagreements in business, profit or technology leakage, delays in decision-making or poor operating results at business partners occur among the parties to an alliance or joint venture, or if conditions to an alliance or joint venture are changed or cancelled, it may have an adverse effect on Honda’s business and operating results.

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

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

The Company’s Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Nominating Committee, Regulations of the Audit Committee, Regulations of the Compensation Committee, and the Company Law of Japan (the “Company Law”) govern corporate affairs of the Company. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if the Company were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. An ADS holder may have more difficulty in asserting his/her rights as a shareholder than such an ADS holder would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

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

The Company’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. The Company’s dividend payout practice is no exception. While the Company may announce forecasts of year-end and interim dividends prior to the record date, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of the Company’s Board of Directors. If the Board of Directors adopt such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by the Company’s Articles of Incorporation. However, such a resolution of the Board of Directors is usually made at a meeting of the Board of Directors held in April. The payment of interim dividends also requires a resolution of the Company’s Board of Directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified as September 30 by the Articles of Incorporation. However, the board usually does not adopt a resolution with respect to an interim dividend until after the record date.

Shareholders of record as of an applicable record date may sell shares after the record date in anticipation of receiving a certain dividend payment based on the previously announced forecasts. However, since these forecasts are not legally binding and resolutions to pay dividends are usually not adopted until after the record date, our shareholders of record on record dates for year-end and interim dividends may not receive the dividend they anticipate.

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

•

the political, economic and social conditions in Japan and throughout the world including North America, Europe and Asia, including economic slowdowns, recessions, changes in consumer preferences, rising fuel prices, financial crises, exchange rates and other factors, as well as the relevant governments’ specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, motorcycle and power product industries and markets in Japan and other markets throughout the world in which Honda conducts its business, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	the effects of competition in the automobile, motorcycle and power product markets on the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	Honda’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing upon favorable interest rates or other terms;

•	the effects of environmental, personal information and other governmental regulations and legal proceedings; and

•	the effects of events such as environmental or man-made disasters, pandemics, cyber-attacks or other events affecting Honda, its suppliers, customers or the economy as a whole.

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

Principal Capital Investments

In the fiscal years ended March 31, 2019, 2020 and 2021, Honda’s capital expenditures were ¥2,657.2 billion, ¥2,858.3 billion and ¥2,567.1 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥618.5 billion, ¥613.4 billion and ¥565.2 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal year 2021, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Life creation and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019	2020	2021
	Yen (billions)
Motorcycle Business	¥2,100.1	¥2,059.3	¥1,787.2
Automobile Business	11,072.1	9,959.0	8,567.2
Financial Services Business	2,365.3	2,586.9	2,494.2
Life Creation and Other Businesses	350.9	325.6	321.7

Total	¥15,888.6	¥14,931.0	¥13,170.5

	Fiscal years ended March 31,
	2019	2020	2021
	Yen (billions)
Japan	¥2,042.8	¥1,985.9	¥1,849.2
North America	8,519.0	8,164.3	7,080.8
Europe	660.9	568.7	511.7
Asia	3,793.7	3,449.8	3,250.1
Other Regions	872.0	762.0	478.4

Total	¥15,888.6	¥14,931.0	¥13,170.5

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

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019			2020			2021
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	207	207	¥79.2	205	205	¥77.2	215	215	¥88.1
North America	301	301	188.2	330	330	203.8	332	332	197.1
Europe	249	249	159.6	239	239	144.3	234	234	146.9
Asia	18,224	11,201	1,375.2	17,262	10,348	1,338.7	13,319	8,451	1,149.8
Other Regions	1,257	1,257	297.7	1,304	1,304	295.0	1,032	1,032	205.1

Total	20,238	13,215	¥2,100.1	19,340	12,426	¥2,059.3	15,132	10,264	¥1,787.2

Motorcycle revenue as a percentage of total sales revenue			13%			14%			14%

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

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)

Passenger cars:

ACCORD, CITY, CIVIC, CRIDER, FIT/JAZZ

Light trucks:

BREEZE, CR-V, FREED, ODYSSEY, PILOT, VEZEL/HR-V, XR-V

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019			2020			2021
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	719	643	¥1,590.2	672	589	¥1,473.7	592	520	¥1,321.4
North America	1,954	1,954	6,165.5	1,825	1,825	5,650.6	1,480	1,480	4,679.3
Europe	169	169	427.3	133	133	359.2	101	101	290.3
Asia	2,233	734	2,360.6	1,952	563	2,049.4	2,247	390	2,037.5
Other Regions	248	248	528.3	208	208	425.9	126	126	238.5

Total	5,323	3,748	¥11,072.1	4,790	3,318	¥9,959.0	4,546	2,617	¥8,567.2

Automobile revenue as a percentage of total sales revenue			70%			67%			65%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019	2020	2021
	Yen (billions)
Japan	¥285.8	¥358.8	¥380.3
North America	2,029.9	2,176.6	2,070.5
Europe	12.9	11.8	11.2
Asia	11.4	14.7	15.0
Other Regions	25.2	24.8	17.0

Total	¥2,365.3	¥2,586.9	¥2,494.2

Financial Services revenue as a percentage of total sales revenue	15%	17%	19%

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

The following table sets out Honda’s revenue from Life creation and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2019, 2020 and 2021:

	Fiscal years ended March 31,
	2019		2020		2021
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	336	¥87.5	312	¥76.1	336	¥59.2
North America	3,049	135.3	2,848	133.1	2,617	133.7
Europe	984	60.9	845	53.2	929	63.2
Asia	1,559	46.4	1,375	46.8	1,405	47.6
Other Regions	373	20.7	321	16.2	336	17.7

Total	6,301	¥350.9	5,701	¥325.6	5,623	¥321.7

Life Creation and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

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

In fiscal year 2021, approximately 88% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 49% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 33% in North America and 13% in Japan. Approximately 47% of Honda’s power products units on a group basis were sold in North America followed by 25% in Asia and 17% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In fiscal year 2021, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

Honda sells spare parts and provides after-sales services through retail dealers directly or via its overseas operations, independent distributors and licensees.

Components and Parts, Raw Materials and Sources of Supply

Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 36% of Honda’s total purchases of raw materials.

No single supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2021.

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

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In 2010, the Central Environmental Council in the Ministry of Environment reviewed the JC08 mode for emission testing and began to consider the introduction of the Worldwide harmonized Light vehicle Test Procedure (WLTP). In 2015, the Central Environmental Council in the Ministry of Environment (MOE) decided to introduce WLTP. From October 2018, emission test based on WLTP has been obligatory instead of JC08 mode.

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

The MOE decided to introduce the particle number (PN) regulation for diesel/gasoline direct injection vehicles from one year after the date of its 14th report, which was made on August 20, 2020.

In December 2020, MOE announced the plan targeting the transition to the electrification of automobiles by around 2030, which covers hybrid vehicles, plug-in hybrid vehicles, electric vehicles and fuel cell vehicles.

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

In October 2020, the CARB held a public workshop explaining the Advanced Clean Cars II (ACC II) regulations, which are new environmental regulations applicable to new light- and medium-duty vehicles in and after the 2026 model year. The ACC II regulations contain modifications of the criteria pollutant and greenhouse gas (GHG) regulations, preliminary proposals to support wider scale adoption of new ZEVs, and the preliminary staff projections of costs for future battery electric vehicle (BEV) technologies.

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

The European Commission implemented regulations regarding the Real Driving Emissions (RDE) using Portable Emissions Measurement System (PEMS). The monitoring phase started from April 2016 and RDE testing with emission limits started from September 2017 for NOx and PN (particle number).

The new Evaporative Emissions Test started from September 2019. The testing cycle was updated from NEDC to WLTP in conformity with the United Nations Economic Commission for Europe (UNECE) GTR No. 19.

On December 11, 2019, the European Commission released its communication on the “EU Green Deal”, which is intended to be the most ambitious package of measures that the European Commission has ever proposed, aiming for Europe to become the world’s first climate-neutral continent (economy) by 2050.

The Green Deal is designed as a set of 10 deeply transformative policies and more than 50 supporting legislative actions. One of the policies (Sustainable and smart mobility) includes “Euro7 as more stringent pollutant emissions standards for combustion-engine vehicles”. The European Commission will propose Euro7 by end of 2021.

China

China implemented Step 6a emission regulations in July 2020, based on the Euro 6 regulation. Step 6a regulations were implemented in July 2020 and Step 6b regulations will be implemented in July 2023.

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

Brazil

Brazil is scheduled to implement PROCONVE L7 from 2022 and L8 from 2025. This regulation is a unique Brazilian regulation based on U.S. regulations.

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

In April 2020, it became mandatory to measure the fuel consumption of fuel cell vehicles in WLTP mode and electric mileage of electric vehicles in WLTC mode.

The United States

The National Highway Traffic Safety Administration (NHTSA) and EPA issued a regulation in August 2012 regarding GHG / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163 g-CO2/mile or a 54.5 mpg industry average. The CARB also issued a regulation that was nearly equivalent to the EPA’s GHG regulations in August 2012. In December 2012, the CARB amended its GHG regulation so that a manufacturer is also deemed to comply with the CARB GHG regulations if it complies with EPA-GHG from the 2017 through 2025 model years.

When GHG / CAFE regulation was legislated in 2012, the EPA and the NHTSA announced that they, in coordination with the CARB, would perform a mid-term evaluation re-examining the appropriateness of limit values for 2022-2025 model years by April 2018. Accordingly, the EPA, the NHTSA and the CARB jointly issued a joint technical assessment report in July 2016 (a technical report, and not a decision document). In January 2017, the EPA solely issued the final determination that they would not change the 2022-2025 model years standards established in 2012.

In March 2017, former president Trump issued executive order “Promoting Energy Independence and Economic Growth” which includes rescinding the “Climate Action Plan” announced by former president Obama.

The CARB decided in March 2017 not to change the GHG regulations applicable for the 2022-2025 model years, and, on April 2, 2018, the EPA announced that the GHG requirement for 2022-2025 model years needs reconsideration.

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

In September 2020, the Governor of California signed an executive order stating that 100% of in-state sales of new cars and light truck would be ZEV by 2035. Following the California Governor’s announcement, a number of states have followed suit.

In January 2021, President Biden issued an executive order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis which called for such as review of SAFE Vehicles Rule and other regulations.

Canada

The government of Quebec in Canada finalized the standard to mandate each automaker to sell a certain minimum number of ZEVs starting from the 2018 model year.

In May 2019, the government of British Columbia also adopted a bill to mandate ZEV sales from 2025.

In June 2019, the Environment and Climate Change Canada signed an agreement with the CARB in the United States to promote cooperation in reducing GHG emissions.

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

On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe”. One policy in the EU Green Deal (EU’s climate ambition for 2030 and 2050) includes “CO2 performance of cars”. The European Commission will release a proposal to strengthen the automobile CO2 Regulation by July 2021.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 1 of this regulation was implemented in 2005, Step 2 of this regulation was implemented in 2008 and Step 3 of this regulation was implemented in 2012. In addition, China implemented Step 4 of this regulation in 2016. Step 5 was implemented in 2021.

Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include an amendment to measurement methods of fuel consumption for light-duty vehicles.

India

India has promulgated rules to introduce fuel economy / CO2 regulations in 2017 and 2022 in a phased manner.

Brazil

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

In February 2017, the MLIT adopted UN R139, which regulates Brake Assist Systems.

In February 2017, the MLIT adopted UN R140, which regulates Electronic Stability Control (ESC) Systems.

In February 2017, the MLIT adopted UN R141, which regulates Tyre Pressure Monitoring Systems (TPMS).

In February 2017, the MLIT adopted UN R142, which regulates tyre installation.

In January 2021, the MLIT adopted UN R153, which regulates fuel system integrity and electric power train safety in rear-end collisions.

In January 2021, the MLIT adopted UN R155, which regulates cyber security and cyber security management.

In January 2021, the MLIT adopted UN R156, which regulates software updates and software update management systems.

In January 2021, the MLIT adopted UN R157, which regulates automated lane keep systems (ALKS).

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

In 2019, the MLIT adopted UN R152, which regulates “Advanced Emergency Braking System (AEBS)”.

Inspection of on-board diagnostics (OBD) will be required from October 2024 for inspections of vehicles with electronic control devices.

The United States

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

In April, 2020, NHTSA issued “FMVSS Considerations for Vehicles with Automated Driving Systems: Volume 1” to provide interpretation verifying the legality of ADS-DV (an SAE International (SAE) level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls.

In September 2020, NHTSA amended FMVSS141 “Minimum Sound Requirements for Hybrid and Electric Vehicles” to extend phase-in timing, responding to the petition from manufacturers because of the challenges manufacturers have encountered in complying with FMVSS 141 due to disruptions in the supply chain caused by the COVID–19 public health emergency. The application of FMVSS141 has been extended to March 1, 2021, a half year later from the previous phase-in end schedule (September 1, 2020).

In October 2020, NHTSA proposed to revise the child restraint system (CRS) concerning FMVSS 208 “Occupant crash protection” to improve the CRS safety in crashes and proposed to revise the CRS lists in line with the currently in-production CRSs.

In January 2021, NHTSA issued a draft of “Cybersecurity Best Practices for the Safety of Modern Vehicles (2020 update)” to update non-binding and voluntary guidance, which NHTSA had issued its first edition in 2016, to the automotive industry for improving motor vehicle cybersecurity.

In January 2021, NHTSA issued “FMVSS Considerations for Vehicles with Automated Driving Systems: Volume 2” to provide interpretation verifying the legality of ADS-DV (an SAE International (SAE) level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls. This Volume 2 mainly covered FMVSS that were not studied in Volume 1.

Europe

Legislation regarding a new system called “eCall” was finalized in 2017. The EU eCall for new vehicle types became effective on March 31, 2018.

In August 2018, the EU commission issued a regulation to significantly revise the legal framework for the EU type-approval. This regulation introduces a market surveillance system for managing the conformity of motor vehicles available on the market and adds a requirement of an expiration date for vehicle type approval. This EU type-approval came into effect on September 1, 2020.

In March 2019, the Committee of the Permanent Representatives of the Governments of the Member States to the European Union approved amendments to the “General safety regulation”. Road traffic safety in the EU has improved during the last decade, but recently the decrease in the number of road fatalities has stagnated.

To address this issue, the revised General Safety Regulations came into force in January 2020 and will be applied to vehicles from July 2022, which is 30 months after the enforcement. The revised General Safety Regulations include mandatory equipment such as advanced driver assistance systems (ADAS).

In addition to making ADAS equipment mandatory, the revised General Safety Regulation will also enact legislation for self-driving cars in 2026. As a response, rules for cyber security management systems formulated by UNECE WP29 in June 2020 has been incorporated into the revised General Safety Regulation, and it will be mandatory from July 2022 as with other items of the revised General Safety Regulation. In addition, software updates will become more important with advanced electronic controls, so software update management systems will also be required from July 2022 to check whether appropriate updates have been made to the vehicle. Legislative proposals will be made by the European Commission in the third quarter of 2021.

For the first time, process approval has been introduced into cyber security management systems and software update management systems for vehicle type approval. This is not only for vehicles, but for everything from development to production and sales. This is to ensure that manufacturers are taking protective measures against cyber-attacks in the scene.

In January 10, 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to the withdrawal of the United Kingdom from the EU (i.e. Brexit).

China

Vehicle safety regulations in China were drafted with reference to the UNECE standards and cover almost the same matters as the UNECE standards. However, these regulations also include unique provisions which take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE standards. In addition, as rulemaking related to autonomous vehicles accelerates, multiple ICV (Intelligent Connecting Vehicle) standards will be promulgated in the future.

Future safety regulations are described as follows:

Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include:

+	Event Data Recorder (EDR),

+	Amendment to Electric vehicles traction battery safety requirements, and

+	Amendment to Electric vehicles safety requirements.

Newly established GB and GB/T standards (not yet published) include:

+	Establishment of Technical requirements related to cyber security, and

+	Amendment to Battery electric passenger cars – Specifications.

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

United Nations

Following a long discussion, Revision 3 of the 1958 Agreement was adopted at the 169th WP29 and the official document (UN Agreement) was published in October 2017. This Revision 3 was entered into force on September 14, 2017. The 1958 Agreement, an intergovernmental agreement of United Nations Economic Commission for Europe (UN/ECE) signed in 1958, aims at establishing a unified standard for the structure, safety and environment performance of wheeled vehicles, equipment and parts and promoting reciprocal recognition of approvals for such wheeled vehicles, equipment and parts. The major changes of Revision 3 are:

+	Introduction of the International Whole Vehicle Type Approval (IWVTA) (The current agreement covers only components and systems),

+	Issuance of UN Regulation (UN R)’s certificate of former series (Acceptance is optional in each country), and

+	Review of the majoritarian provisions (Ratio of the adoption is changed from two-thirds and more to four-fifths and more).

IWVTA is a system that develops mutual recognition of automobile certification from “unit of equipment” to “vehicle unit”. This system was introduced via Japan’s proposal, and Japan has served as the chairman and led the discussion since then. This system was adopted at the 173rd WP29, as UN R No.0 and entered into force on July 19, 2018.

Brazil

On June 24, 2020, The Brazil transport authority (CONTRAN) issued a resolution to approve affixing of license plates under the previous license plate specification on and after January 31, 2020.

On October 22, 2020, CONTRAN issued a resolution to postpone those applicable dates of some safety items due to COVID-19 impact.

The National Traffic Department (DENATRAN) issued an ordinance regarding the vehicle safety labelling program on April 1, 2020.

The National Institute of Metrology, Standardization and Industrial Quality (INMETRO) issued an Ordinance on November 17, 2020, which amended “Regulation for Technical Quality on Child Restraint Systems” and “Requirements for assessment of compliance for Child Restraint Systems”.

DENATRAN issued an Ordinance amending the requirements of vehicle safety label program on December 2, 2020.

INMETRO issued an Ordinance amending quality technical regulations for new tires on October 21, 2020.

An Act of cyber security related to the products listed in the Reference List of Telecommunications Products published by the National Telecommunications Agency that have the function of terminal equipment with an Internet connection or telecommunications network infrastructure equipment was announced on January 5, 2021.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Japan

Japan published the next phase (Euro 5) level emission regulation to be implemented from December 2020.

The United States

The state of California started to consider introducing the Euro 5 level emission regulation.

Europe

Euro 5 requirements other than catalyst monitoring of OBD (Onboard Diagnostics Regulation) started to apply to new vehicle models from January 2020 and started to apply to all vehicles registered from January 2021. Catalyst monitoring will apply to new vehicle models from January 2024 and will apply to all vehicles registered from January 2025.

On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe”.

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

Other Asian Countries

Thailand published the 7th phase (Euro 4) level emission regulation to be implemented from March 2020.

Indonesia, Vietnam and Philippine are implementing emission regulations based on European regulations (Euro 3). In addition, consideration of the introduction of Euro 4 has started.

Brazil

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

The European Union has a plan to implement motorcycle recycling laws in the near future.

China

China has a plan to implement motorcycle recycling laws in the near future.

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

Japan adopted “Hydrogen and Fuel Cell Vehicles of category L” (UN R146), which became applicable to all motorcycles from January 2, 2019.

Japan adopted “Installation of lighting and light-signaling devices” (UN R53), which will become applicable to all motorcycles from September 1, 2023.

The United States

There is no new regulation information for motorcycle safety.

Europe

On January 10, 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to Brexit.

India

In India, the Auto Headlight On (AHO) function, which automatically turns on the head lamps when the engine is running, shall be installed on all two-wheelers manufactured on and after April 1, 2017. New vehicle models certified on and after April 1, 2018, all vehicles manufactured on and after April 1, 2019 shall be equipped with an advanced brake system. For advanced brake systems, two-wheeled vehicles with engine capacity of not more than 125cc, continuous rated or net power not more than 11kW and power/weight ratio not more than 0.1 kW/kg shall be equipped with ABS or CBS. All other categories of two-wheeled vehicles shall be equipped with ABS. Furthermore, the Automotive Industry Standard Committee (AISC) published AIS 146, 147 and 148. These are the standards for stand, external projection and footrest strength. These standards became closer to those required by the European regulations.

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

Electric motorcycle safety regulations were introduced in January 2021.

Other Asian Countries

Thailand started to consider introducing the Braking (UN R78), Electric motorcycle safety (UN R136) and Lighting installation (UN R53) regulation.

Indonesia, and Vietnam have been introducing various regulations regarding lighting and braking based on UN Regulations.

The Philippines has begun considering additional regulations to include an auto headlight on (AHO) function that automatically turns on the headlamps when the engine is running. (From June 2021)

Brazil

The Brazil transport authority (CONTRAN) issued a standard concerning motorcycle braking based on the UNECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but added drive/driven sprocket, drive chain and muffler to the scope of application from March 24, 2019 at customs clearance. Brazilian government issued lighting regulation based on previous UNECE regulations; these regulations were implemented from January 1, 2019.

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

In December 2020, the “Portable Generator Safety Standard Bill” was submitted to the House of Representatives. It would require, if passed, a CO safety shutoff system and CO emissions restrictions for portable generators.

Europe

The European Commission has finalized strengthened exhaust emission regulation for non-road small spark-ignition engines (commonly known as Stage 5 regulation). Its limit values of exhaust emission follow the U.S. EPA phase 3 and the effective date is January 2018 for new certifications and January 1, 2019 for the engines newly placed in the market.

On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe”.

In 2020, the European Commission issued a proposed regulation of Delegated Reg. Monitoring Non-Road Mobile Machinery (NRMM) in service engines of less than 56kW or more than 560kW.

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

3. Safety

Japan

The Agricultural Technology Innovation Engineering Research Center of National Agriculture and Food Research Organization has decided to conduct safety inspection of agricultural machinery that has replaced agricultural machinery safety appraisal from July 31, 2018.

In July 2020, the Snow Thrower Safety Council has revised the safety standard for labeling and safety manuals to include warnings regarding the invalidated deadman clutch mechanism for operating levers on snow throwers.

In June 2021, the Snow Thrower Safety Council plans to revise safety standards to add performance criteria allowing snow throwers to stop safely when moving backwards.

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

In 2020, discussions to revise the Low Voltage Directive, Battery Directive and Recreational Craft Directive have been initiated.

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

The Ministry of Agriculture of the People’s Republic of China plans to revise the “Qualification program to promote agricultural machinery regarding tillers” in July, 2021. Products that comply with this standard will be listed in the “Product Catalogue of Agricultural Machinery Promoted by the Nation”.

Thailand

In July 2020, The Ministry of Industry issued the notification on provisions of design, development, making and usage of the TIS mark for industrial products.

Preparing for the Future

Management Policies and Strategies

Honda has two Fundamental Beliefs: “Respect for the Individual”, and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual”, and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction”.

Honda has also defined its vision toward 2030 as “Serve people worldwide with the ‘joy of expanding their life’s potential’”, and will take initiatives in the following three directions.

1. Toward a clean and safe/secure society

2. Creating value for “mobility” and “daily lives”

3. Accommodate the different characteristics of people and society

Honda is thoroughly committed to the environment and safety, reaffirming the value of “eliminating the burden on the global environment” and “achieving safety that protects precious lives”.

1. Toward a clean and safe/secure society

Setting forth its goals of realizing 2050 carbon neutrality and zero traffic collision fatalities, Honda will take initiatives in various areas.

Toward the realization of carbon neutrality

Going forward, Honda will actively promote the introduction of electric vehicles based on electric-powered motor technology which it has been developing as a leader in environmentalism. Honda aims to create a recycling-oriented society with “zero environmental impact” so that people can live sustainably on the earth toward the realization of carbon neutrality. Therefore, Honda will work on the three pillars of carbon neutrality, clean energy and resource circulation. Honda will set targets in line with the “1.5 Celsius scenario” of the Paris Agreement, aiming for zero environmental impact throughout the life cycle of our products, including not only the products produced and sold by Honda, but also its corporate activities.

Toward the realization of zero traffic collision fatalities

As part of its responsibility as a mobility company, Honda is researching, developing, and working toward the adoption of safety technology based on its philosophy of “Safety for Everyone”, with the aim of realizing a “collision-free mobile society” where everyone who uses roads can live safely. Honda will work toward the goal of zero traffic collision fatalities involving the Group’s motorcycles and automobiles globally by 2050. In addition to the collision safety features Honda has long been working on, it is currently working toward the adoption and evolution of its safety and driver-assistive system, “Honda SENSING”.

In addition to such safety technology, Honda has long been promoting awareness of traffic safety in order to realize a society where all people who use roads, such as drivers and pedestrians, can move safely with safety awareness. Going forward, Honda will carry out this initiative globally.

2. Creating value for “mobility” and “daily lives”

Honda will focus on three areas, namely mobility, robotics and energy, in order to provide people with the joy and freedom of mobility and the joy of making their lives better.

Joy and freedom of mobility

Using Honda’s unique strengths resulting from its wide range of mobility products including motorcycles and automobiles, Honda will use partnerships with other companies in various regions to begin new mobility services that provide mobility without restraint in every aspect of life.

Joy of making life better

Honda will work on creating a system that allows people to share and enjoy safe and secure clean energy in their daily lives through mobility.

3. Accommodate the different characteristics of people and society

Honda will provide optimal products and services for diverse society, and to all people with a wide variety of cultures and values, whether they live in developed or emerging nations.

As one of the initiatives in these directions, Honda has begun taking initiatives to realize “Honda eMaaS” concept. By connecting mobility service and energy service, “Honda eMaaS” provides mobility to people while at the same time contributing to the expanded use of renewable energy.

This “Honda eMaaS” concept aims to seamlessly connect mobility and people’s daily lives and provide people with the joy of making their lives better in a carbon-free manner through integrated management of Honda’s electric products such as electrified mobility and energy equipment, which are expected to increase in the future.

Management Challenges

The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. In addition, values of the society and individuals as well as awareness of global environmental issues have changed dramatically due to the spread of COVID-19. It is vital to ensure “strong products, strong Mono-zukuri (the art of making things) and strong businesses” which are essential for future growth.

Looking at the market environment of the Motorcycle business, competition with not only existing manufacturers but also emerging manufacturers is intensifying. The operating environment continues to change more rapidly than ever as seen by the need to make efforts to deal with tighter environmental regulations in each country and expansion of new markets. Honda has set a CO2 reduction target rate that far exceeds the governmental targets for emerging markets, and is aiming to become an environmental leader in motorcycles, not only through the use of electric-powered motors, but also through improved fuel efficiency and the use of biofuels.

With regard to electrification in the Automobile business, Honda will work to achieve carbon neutrality in accordance with the characteristics of each region, including customer acceptance, available infrastructure and the spread of renewable energy.

The Life creation and other businesses will provide new value for mobility and daily lives through the existing “provision of power products” and “new businesses for the future”, including the energy business. In addition, by connecting electrified mobility and energy services, Honda will contribute to the expansion of freedom of mobility and the use of renewable energy, and work toward the realization of carbon neutrality.

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

As for electrification, Honda will further expand the lineup of Electric Vehicles (EVs) and Fuel Cell Vehicles (FCVs) based on electric-powered motor technology it has been developing. To this end, Honda will work to respond to changes in car manufacturing throughout the value chain. In particular, for batteries, Honda is developing its proprietary all-solid-state batteries, and will begin verifying production technology on a demonstration line from the fiscal year ending March 31, 2022.

Regarding driver-assistive technologies, Honda will work to promote and evolve “Honda SENSING”, a safety and driver-assistive system, for the purpose of preventing accidents. Going forward, Honda will push ahead with efforts for joint development and commercialization in preparation for future society while utilizing partnerships with other companies, and leverage the knowledge and know-how accumulated through the research and development of level 3 automated driving to further enhance the intelligence of ADAS, which increases the percentage of collision patterns covered by ADAS. Through these efforts, Honda will aim to realize a clean and safe/secure society.

New businesses

In “Honda eMaaS”, Honda’s energy technology is expected to contribute to the effective utilization of electric power for society as a whole. For example, Honda’s electrified mobility and energy equipment function as temporary electric power storage/discharge devices, contributing to stabilization of electric power. To this end, in the mobility service, efforts need to be made in the areas of mobility and goods transport services using electric vehicles. In the energy service, efforts need to be made in the area of mobile power supply, by not only “using” energy equipment as a power source for mobility but also enabling them to “create” electric power and “connect” with the power supplies for the household so that electricity can be used efficiently whenever and wherever needed.

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

Further improve quality

To achieve a new level of outstanding quality of products, Honda has continued activities to further improve quality at every stage: design, development, production, sales and service including suppliers. Going forward, Honda will team up with other companies, including those from other industries, to challenge new forms of mobility that incorporate electrification, driver-assistive technologies and IoT in creating new value through open innovation. To that end, Honda will evolve its activities to realize a new level of outstanding quality, by pursuing the utmost quality not only in products and services provided to customers but also in every area of business at all points of customer contact, alongside evolution in “mobility” and “daily lives”.

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

C. Organizational Structure

As of March 31, 2021, the Company had 81 Japanese subsidiaries and 267 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Philippines Inc.	Philippines	Manufacturing and Sales	99.6
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2021, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Sayama, Saitama, Japan	4,997	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	2,033	Power products and transmissions
Suzuka, Mie, Japan	5,931	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,685	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A	744	Aircraft
Burlington, North Carolina, U.S.A.	85	Aircraft engines
Marysville, Ohio, U.S.A.	5,115	Automobiles
Anna, Ohio, U.S.A.	2,378	Engines
East Liberty, Ohio, U.S.A.	2,250	Automobiles
Lincoln, Alabama, U.S.A.	4,444	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,687	Automobiles
Alliston, Canada	4,283	Automobiles and engines
El Salto, Mexico	231	Motorcycles
Celaya, Mexico	4,704	Automobiles
Swindon, U.K.	2,696	Automobiles and engines
Gebze, Turkey	1,090	Motorcycles and automobiles
Gurugram, India	2,284	Motorcycles
Alwar, India	2,652	Motorcycles and automobiles
Narasapura, India	1,825	Motorcycles
Ahemdabad, India	807	Motorcycles
Karawang, Indonesia	2,751	Automobiles and engines
Melaka, Malaysia	2,191	Automobiles
Batangas,Philippines	1,314	Motorcycles
Ayutthaya, Thailand	2,738	Automobiles
Prachinburi, Thailand	1,237	Automobiles
Bangkok, Thailand	3,873	Motorcycles and power products
Phuc Yen, Vietnam	4,717	Motorcycles and automobiles
Duy Tien, Vietnam	595	Motorcycles
Buenos Aires, Argentina	466	Motorcycles
Sumare, Brazil	2,011	Automobiles
Itirapina, Brazil	1,009	Automobiles
Manaus, Brazil	6,558	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2021, the Company’s property, with a net book value of approximately ¥2.1 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2021 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,323.1 billion, decreased by ¥297.3 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥321.2 billion, decreased by ¥54.3 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2020	2021	Increase (Decrease)
	Yen (millions)
Motorcycle Business	¥67,827	¥30,483	¥(37,344)
Automobile Business	293,771	281,617	(12,154)
Financial Services Business	2,245,073	2,002,158	(242,915)
Financial Services Business (Excluding Equipment on Operating Leases)	180	260	80
Life Creation and Other Businesses	13,865	8,934	(4,931)
Total	¥2,620,536	¥2,323,192	¥(297,344)
Total (Excluding Equipment on Operating Leases)	¥375,643	¥321,294	¥(54,349)

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥30,483 million in the fiscal year ended March 31, 2021. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥281,617 million in the fiscal year ended March 31, 2021. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥260 million in the fiscal year ended March 31, 2021, while capital expenditures for equipment on operating leases were ¥2,001,898 million.

In Life creation and other businesses, capital expenditures of ¥8,934 million in the fiscal year ended March 31, 2021, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after fiscal year 2021

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2022 are shown below.

Fiscal year ending March 31, 2022
Yen (millions)
Motorcycle Business	¥41,900
Automobile Business	260,000
Financial Services Business	400
Life Creation and Other Businesses	17,700

Total	¥320,000

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

A. Operating Results

Overview

Business Environment

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2021, it continued to be difficult mainly due to the spread of COVID-19 infection and the impact of semiconductor supply shortage. In the United States, the economy slowed down mainly due to worsening unemployment rate and personal consumption, despite factors such as the effects of the government’s economic stimulus measures. In Europe, as the economic activity was restrained amid difficult economic conditions, the economy showed weakness. In Asia, the economy slowed in India, Thailand and Indonesia. Meanwhile, China experienced a moderate recovery mainly due to factors including the effects of government stimulus measures. In Japan, economic activity was restricted and the economy slowed down.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Impacts relating to the spread of COVID-19 on Honda’s consolidated financial results

While the global economy which had slowed down due to the spread of COVID-19 has been on a recovery track, it has still affected Honda’s consolidated financial results for the fiscal year ended March 31, 2021.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of March 31, 2021, Honda has been largely resuming its business activities and there is no significant impact on its businesses in major countries or regions.

In addition, see “Risks relating to the spread of coronavirus disease 2019 (COVID-19)” in Item 3.D. “Risk Factors”.

Overview of Fiscal Year 2021 Operating Performance

Honda‘s consolidated sales revenue for the fiscal year ended March 31, 2021, decreased from the fiscal year ended March 31, 2020, due mainly to decreased sales revenue in all business operations. Operating profit increased from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs), and side-by-sides (SxS) in fiscal year 2021 totaled 10,264 thousand units, decreased by 17.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales primarily in India and Vietnam.

Automobile Business

Honda’s consolidated unit sales of automobiles in fiscal year 2021 totaled 2,617 thousand units, decreased by 21.1% from the previous fiscal year, due to a decrease in consolidated unit sales in all regions.

Life Creation and Other Businesses

Honda’s consolidated unit sales of power products in fiscal year 2021 totaled 5,623 thousand units, decreased by 1.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in North America, which offset an increase in consolidated unit sales primarily in Europe and Asia.

Fiscal Year 2021 Compared with Fiscal Year 2020

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2021, decreased by ¥1,760.4 billion, or 11.8%, to ¥13,170.5 billion from the fiscal year ended March 31, 2020, due mainly to decreased sales revenue in all business operations. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥1,410.9 billion, or 9.4%, compared to the decrease as reported of ¥1,760.4 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses decreased by ¥1,787.0 billion, or 12.5%, to ¥12,510.3 billion from the previous fiscal year. Cost of sales decreased by ¥1,411.9 billion, or 11.9%, to ¥10,439.6 billion from the previous fiscal year, due mainly to a decrease in costs attributable to decreased consolidated sales revenue in all business operations. Selling, general and administrative expenses decreased by ¥309.8 billion, or 18.9%, to ¥1,331.7 billion from the previous fiscal year. Research and development expenses decreased by ¥65.2 billion, or 8.1%, to ¥738.8 billion from the previous fiscal year.

Operating Profit

Operating profit increased by ¥26.5 billion, or 4.2%, to ¥660.2 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix. Honda estimates that by excluding negative foreign currency effects of approximately ¥47.1 billion, operating profit would have increased by approximately ¥73.6 billion.

With respect to the discussion above of the changes, management identified factors and used what it believes to be a reasonable method to analyze the respective changes in such factors. Management analyzed changes in these factors at the levels of the Company and its material consolidated subsidiaries. “Foreign currency effects” consist of “translation adjustments”, which come from the translation of the currency of foreign subsidiaries’ financial statements into Japanese yen, and “foreign currency adjustments”, which result from foreign-currency-denominated transaction. With respect to “foreign currency adjustments”, management analyzed foreign currency adjustments primarily related to the following currencies: U.S. dollar, Japanese yen and others at the level of the Company and its material consolidated subsidiaries. The estimates excluding the foreign currency effects are not on the same basis as Honda’s consolidated financial statements, and do not conform to IFRS. Furthermore, Honda does not believe that these measures are substitute for the disclosure required by IFRS. However, Honda believes that such estimates excluding the foreign currency effects provide financial statements users with additional useful information for understanding Honda’s results.

Profit before Income Taxes

Profit before income taxes increased by ¥124.1 billion, or 15.7%, to ¥914.0 billion from the previous fiscal year. The main factors behind this increase, except factors relating to operating profit, are as follows:

Share of profit of investments accounted for using the equity method had a positive impact of ¥108.5 billion, due mainly to an increase in profit attributable to increased sales revenue at affiliates and joint ventures in Asia as well as recognition of reversal of impairment losses which had been previously recognized on the investments in certain companies accounted for using the equity method.

Finance income and finance costs had a negative impact of ¥10.9 billion, due mainly to decreased interest income. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥61.3 billion, or 21.9%, to ¥218.6 billion from the previous fiscal year. The average effective tax rate decreased by 11.5 percentage points to 23.9% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year increased by ¥185.5 billion, or 36.4%, to ¥695.4 billion from the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent increased by ¥201.6 billion, or 44.3%, to ¥657.4 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests decreased by ¥16.1 billion, or 29.8%, to ¥38.0 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) totaled 10,264 thousand units, decreased by 17.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in Asia.

Sales revenue from external customers decreased by ¥272.0 billion, or 13.2%, to ¥1,787.2 billion from the previous fiscal year, due mainly to decreased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥174.5 billion, or 8.5%, compared to the decrease as reported of ¥272.0 billion, which includes negative foreign currency translation effects.

Operating costs and expenses decreased by ¥210.9 billion, or 11.9%, to ¥1,562.6 billion from the previous fiscal year. Cost of sales decreased by ¥169.7 billion, or 11.4%, to ¥1,324.9 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales. Selling, general and administrative expenses decreased by ¥28.1 billion, or 14.1%, to ¥171.4 billion. Research and development expenses decreased by ¥13.1 billion, or 16.5%, to ¥66.2 billion.

Operating profit decreased by ¥61.0 billion, or 21.4%, to ¥224.6 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses.

Japan

Total industry demand for motorcycles in Japan* was approximately 370 thousand units in fiscal year 2021, an increase of approximately 4% from the previous fiscal year.

Honda’s consolidated unit sales in Japan increased 4.9% to 215 thousand units in fiscal year 2021, mainly due to the effects of launching the new CT125 Hunter Cub model.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, increased around 18% from the previous year to approximately 780 thousand units in calendar year 2020.

Honda’s consolidated unit sales in North America increased 0.6% from the previous fiscal year to 332 thousand units in fiscal year 2021.

*	Source: MIC (Motorcycle Industry Council)

The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe* increased around 1% from the previous year to approximately 970 thousand units in calendar year 2020.

Honda’s consolidated unit sales in Europe decreased 2.1% from the previous fiscal year to 234 thousand units in fiscal year 2021, mainly due to decreases in sales units of the CB500 model series.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium and Austria.

Asia

Total demand for motorcycles in India, the largest market within Asia, decreased around 24% from the previous year to approximately 14,110 thousand units in calendar year 2020. Total demand for motorcycles in other countries in Asia* decreased around 23% from the previous calendar year to approximately 17,190 thousand units. This was mainly due to decreases in demand in Indonesia and China.

Honda’s consolidated unit sales in Asia were 8,451 thousand units in fiscal year 2021, a decrease by 18.3% from the previous fiscal year, mainly due to decreases in sales units of the Activa model series in India and the Wave and Air Blade model series in Vietnam.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2021 decreased around 45% from the previous fiscal year to approximately 2,690 thousand units, mainly due to decreases in sales units of the BeAT and Vario model series.

*	Based on Honda research. Only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, decreased around 14% from the previous year to approximately 930 thousand units in calendar year 2020.

In Other Regions (including South America, the Middle East, Africa, Oceania, and other areas), Honda’s consolidated unit sales decreased 20.9% from the previous fiscal year to 1,032 thousand units in fiscal year 2021 due mainly to decreases in sales units of the CG160 and Biz model series in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 2,617 thousand units, decreased by 21.1% from the previous fiscal year, due to a decrease in consolidated unit sales in all regions.

Sales revenue from external customers decreased by ¥1,391.8 billion, or 14.0%, to ¥8,567.2 billion from the previous fiscal year, due mainly to decreased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥1,202.8 billion, or 12.1%, compared to the decrease as reported of ¥1,391.8 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥1,415.2 billion, or 13.9%, to ¥8,779.3 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥1,352.2 billion, or 13.5%, to ¥8,689.0 billion from the previous fiscal year. Cost of sales decreased by ¥1,152.1 billion, or 14.2%, to ¥6,972.8 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales. Selling, general and administrative expenses decreased by ¥152.3 billion, or 12.5%, to ¥1,069.0 billion. Research and development expenses decreased by ¥47.7 billion, or 6.9%, to ¥647.1 billion.

Operating profit decreased by ¥63.0 billion, or 41.1%, to ¥90.2 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses as well as continuing cost reduction.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2020	2021
Passenger cars:	48%	43%
ACCORD, CITY, CIVIC, CRIDER, FIT/JAZZ

Light trucks:	45%	50%
BREEZE, CR-V, FREED, ODYSSEY, PILOT, VEZEL/HR-V, XR-V

Mini vehicles:	7%	7%
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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 25% higher, our passenger cars category was approximately 10% lower and our mini vehicles category was approximately 45% lower than total weighted average contribution margin for the fiscal year ended March 31, 2021. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 decreased around 8% from the previous fiscal year to approximately 4,650 thousand units in fiscal year 2021.

Honda’s consolidated unit sales in Japan decreased 11.7% from the previous fiscal year to 520 thousand units*2 in fiscal year 2021, due mainly to decreases in sales units of the N-BOX model series.

Honda’s unit production of automobiles in Japan decreased 14.9% from the previous fiscal year to 687 thousand units in fiscal year 2021. This was mainly because of restrictions on the supply of parts and the decline in demand.

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

North America

Total industry demand for automobiles in the United States*, the principal market within North America, decreased around 15% from the previous year to approximately 14,570 thousand units in calendar year 2020.

Honda’s consolidated unit sales in North America decreased 18.9% from the previous fiscal year to 1,480 thousand units in fiscal year 2021, due mainly to decreases in sales units of the ACCORD and CIVIC models.

Honda manufactured 1,397 thousand units in North America in fiscal year 2021, a decrease of 19.5% from the previous fiscal year, mainly due to a decrease in demand and the effects of restrictions on the supply of parts.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* decreased around 24% from the previous year to approximately 11,960 thousand units in calendar year 2020.

Honda’s consolidated unit sales in Europe decreased 24.1% from the previous fiscal year to 101 thousand units in fiscal year 2021, mainly due to decreases in sales units of the CIVIC and CR-V models.

Unit production at Honda’s U.K. plant in fiscal year 2021 decreased 24.0% from the previous fiscal year to 71 thousand units, due to decreases in sales units of the CIVIC model.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries and the U.K.

Asia

Total demand for automobiles in China, the largest market within Asia, decreased around 2% from the previous year to approximately 25,310 thousand units*1 in calendar year 2020. Total demand for automobiles in other countries in Asia decreased around 24% from the previous calendar year to approximately 6,050 thousand units*2. This was mainly due to the decreases in demand in India and Indonesia.

Honda’s consolidated unit sales in Asia decreased 30.7% from the previous fiscal year to 390 thousand units in fiscal year 2021. The decrease was mainly attributable to decreases in sales units of the BRIO and HR-V models in Indonesia, and the JAZZ and CIVIC models in Thailand.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China increased 33.8% from the previous fiscal year to 1,858 thousand units in fiscal year 2021, mainly due to the increases in sales units of the BREEZE and CR-V models.

Honda’s unit production by consolidated subsidiaries in Asia decreased 33.6% from the previous fiscal year to 402 thousand units*3 in fiscal year 2021.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. increased 37.0% from the previous fiscal year to 1,877 thousand units in fiscal year 2021.

*1	Source: CAAM (China Association of Automobile Manufacturers)

*2	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

*3	The total includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

Other Regions

Total industry demand for automobiles in Brazil, the principal market within Other Regions, decreased around 27% from the previous year to approximately 1,950 thousand units* in calendar year 2020.

In Other Regions (including South America, the Middle East, Africa, Oceania, and other areas), Honda’s consolidated unit sales decreased 39.4% from the previous fiscal year to 126 thousand units in fiscal year 2021, mainly due to decreases in sales units of the FIT and HR-V models in Brazil.

Unit production at Honda’s plant in Brazil decreased 42.1% from the previous fiscal year to 72 thousand units in fiscal year 2021, due mainly to the decrease in demand.

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

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2021, increased by ¥547.2 billion, or 5.6%, to ¥10,334.4 billion from March 31, 2020. Honda estimates that by applying Japanese yen exchange rates as of March 31, 2020, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2021 would have increased by approximately ¥257.0 billion, or 2.6%, from March 31, 2020.

Sales revenue from external customers decreased by ¥92.6 billion, or 3.6%, to ¥2,494.2 billion from the previous fiscal year, due mainly to decreased revenues on disposition of lease vehicles. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥33.1 billion, or 1.3%, compared to the decrease as reported of ¥92.6 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥94.1 billion, or 3.6%, to ¥2,506.7 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥231.4 billion, or 9.7%, to ¥2,149.8 billion from the previous fiscal year. Cost of sales decreased by ¥114.7 billion, or 5.2%, to ¥2,099.2 billion from the previous fiscal year, due mainly to a decrease in costs attributable to decreased revenues on disposition of lease vehicles. Selling, general and administrative expenses decreased by ¥116.6 billion, or 69.8%, to ¥50.5 billion from the previous fiscal year, due mainly to a decrease in allowance for credit losses.

Operating profit increased by ¥137.2 billion, or 62.5%, to ¥356.9 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses.

Life Creation and Other Businesses

Honda’s consolidated unit sales of power products totaled 5,623 thousand units, decreased by 1.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in North America.

Sales revenue from external customers decreased by ¥3.8 billion, or 1.2%, to ¥321.7 billion from the previous fiscal year, due mainly to decreased sales revenue in Other businesses. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥0.4 billion, or 0.1%, compared to the decrease as reported of ¥3.8 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥8.8 billion, or 2.5%, to ¥341.8 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥22.2 billion, or 5.9%, to ¥353.4 billion from the previous fiscal year. Cost of sales decreased by ¥5.1 billion, or 1.8%, to ¥287.4 billion, due mainly to a decrease in costs attributable to decreased sales revenue in Other businesses. Selling, general and administrative expenses decreased by ¥12.6 billion, or 23.8%, to ¥40.6 billion. Research and development expenses decreased by ¥4.3 billion, or 14.7%, to ¥25.4 billion from the previous fiscal year.

Operating loss was ¥11.6 billion, an improvement of ¥13.4 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by decreased sales revenue in Other businesses. In addition, operating loss of aircraft and aircraft engines included in the Life creation and Other businesses was ¥32.3 billion, an improvement of ¥9.9 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in Japan increased 7.7% from the previous fiscal year to 336 thousand units in fiscal year 2021, mainly due to the increases in sales of OEM engines* and generators.

*	OEM (Original Equipment Manufacturer) engines: refers to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America decreased 8.1% from the previous fiscal year to 2,617 thousand units in fiscal year 2021, mainly due to the decrease in sales of OEM engines, which offset the increase mainly in the sales of generators.

Europe

Honda’s consolidated unit sales in Europe increased 9.9% from the previous fiscal year to 929 thousand units in fiscal year 2021, mainly due to the increases in sales of lawnmowers and OEM engines, which offset the decrease in sales of generators.

Asia

Honda’s consolidated unit sales in Asia increased 2.2% from the previous fiscal year to 1,405 thousand units in fiscal year 2021. This was mainly due to the increases in sales of OEM engines, which offset the decrease in sales of generators.

Other Regions

Honda’s consolidated unit sales in Other Regions (including South America, the Middle East, Africa, Oceania, and other areas) increased 4.7% from the previous fiscal year to 336 thousand units in fiscal year 2021, mainly due to the increases in sales of OEM engines.

Geographical Information

Japan

In Japan, sales revenue from domestic and export sales decreased by ¥555.0 billion, or 12.6%, to ¥3,867.8 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business. Operating loss was ¥75.9 billion, an increase of ¥47.7 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses.

North America

In North America, where the United States is the principal market, sales revenue decreased by ¥1,075.9 billion, or 12.6%, to ¥7,480.8 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business. Operating profit increased by ¥150.5 billion, or 49.3%, to ¥455.8 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix.

Europe

In Europe, sales revenue decreased by ¥90.7 billion, or 11.7%, to ¥681.8 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business. Operating profit increased by ¥12.4 billion, or 83.1%, to ¥27.4 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses.

Asia

In Asia, sales revenue decreased by ¥400.9 billion, or 10.4%, to ¥3,458.7 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business and Motorcycle business. Operating profit decreased by ¥67.6 billion, or 21.2%, to ¥251.8 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses.

Other Regions

In Other Regions, sales revenue decreased by ¥259.1 billion, or 37.4%, to ¥434.4 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business as well as negative foreign currency translation effects. Operating loss was ¥5.0 billion, a decrease of ¥42.3 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by continuing cost reduction.

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

Regarding the spread of COVID-19, economic activities in major countries or regions have been on a recovery trend as of the date of this report. Honda accounted for estimates using the assumptions that the market will recover to pre-COVID-19 level. As the spread of COVID-19 may have more adverse impact on market trend and economic conditions, actual results in any future periods could differ materially from the estimates.

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

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Provisions for product warranties
Balance at beginning of year	¥457,596	¥458,482	¥380,689

Effect of changes in accounting policy	¥(4,536)	¥—	¥—

Adjusted balance at beginning of year	¥453,060	¥458,482	¥380,689

Provision*	¥247,194	¥212,275	¥272,076
Write-offs	(231,230)	(250,522)	(166,206)
Reversal	(17,596)	(26,843)	(22,002)
Exchange differences on translating foreign operations	7,054	(12,703)	16,466

Balance at end of year	¥458,482	¥380,689	¥481,023

Sales revenue	¥15,888,617	¥14,931,009	¥13,170,519

*

Provisions for product warranties accrued during the period for the years ended March 31, 2019, 2020 and 2021 are ¥247.1 billion, ¥212.2 billion and ¥272.0 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as part of our allowance calculation would have on the remeasurement and allowance for credit losses. If we had experienced a 10% increase in write-offs during fiscal year 2021, the remeasurement for fiscal year 2021 and the allowance balance at the end of fiscal year 2021 would have increased by approximately ¥5.8 billion and ¥3.7 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2021.

Additional Narrative of the Change in Credit Loss

The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2019	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥32,076	¥821	¥1,906	¥34,803

Effect of changes in accounting policy	¥4,599	¥—	¥—	¥4,599

Adjusted balance at beginning of year	¥36,675	¥821	¥1,906	¥39,402

Remeasurement	¥33,873	¥92	¥755	¥34,720
Write-offs	(30,986)	(125)	153	(30,958)
Exchange differences on translating foreign operations	198	(58)	(101)	39

Balance at end of year	¥39,760	¥730	¥2,713	¥43,203

Ending balance of receivables from financial services	¥4,602,848	¥142,855	¥712,214	¥5,457,917
Average balance of receivables from financial services	¥4,462,772	¥150,766	¥661,846	¥5,275,384
Write-offs as a % of average balance of receivables from financial services	0.69%	0.08%	(0.02)%	0.59%
Allowance as a % of ending balance of receivables from financial services	0.86%	0.51%	0.38%	0.79%

	Yen (millions)
For the year ended March 31, 2020	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥39,760	¥730	¥2,713	¥43,203

Remeasurement	¥54,833	¥142	¥1,905	¥56,880
Write-offs	(31,436)	(130)	(1,784)	(33,350)
Exchange differences on translating foreign operations	(2,916)	(52)	(297)	(3,265)

Balance at end of year	¥60,241	¥690	¥2,537	¥63,468

Ending balance of receivables from financial services	¥4,440,364	¥125,958	¥666,992	¥5,233,314
Average balance of receivables from financial services	¥4,552,643	¥132,568	¥651,139	¥5,336,350
Write-offs as a % of average balance of receivables from financial services	0.69%	0.10%	0.27%	0.62%
Allowance as a % of ending balance of receivables from financial services	1.36%	0.55%	0.38%	1.21%

	Yen (millions)
For the year ended March 31, 2021	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥60,241	¥690	¥2,537	¥63,468

Remeasurement	¥(4,778)	¥142	¥(402)	¥(5,038)
Write-offs	(20,733)	(107)	18	(20,822)
Exchange differences on translating foreign operations	(444)	88	114	(242)

Balance at end of year	¥34,286	¥813	¥2,267	¥37,366

Ending balance of receivables from financial services	¥4,847,906	¥126,766	¥486,138	¥5,460,810
Average balance of receivables from financial services	¥4,547,545	¥123,547	¥501,943	¥5,173,035
Write-offs as a % of average balance of receivables from financial services	0.46%	0.09%	0.00%	0.40%
Allowance as a % of ending balance of receivables from financial services	0.71%	0.64%	0.47%	0.68%

The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2019	2020	2021
Remeasurement for credit losses on past due lease payments under operating leases	¥4,436	¥3,046	¥3,287
Impairment losses (reversal of impairment losses) on operating leases due to early termination	¥11,217	¥36,037	¥(16,321)

Fiscal Year 2021 Compared with Fiscal Year 2020

The remeasurement for credit losses on receivables from financial services for the fiscal year ended March 31, 2021 decreased by ¥61.9 billion, from the fiscal year ended March 31, 2020. Write-offs of receivables from financial services for the fiscal year ended March 31, 2021 decreased by ¥12.5 billion, or 37.6%, from the fiscal year ended March 31, 2020.

Impairment losses (reversal of impairment losses) on operating leases due to early termination for fiscal year ended March 31, 2021 decreased by ¥52.3 billion, from the fiscal year ended March 31, 2020.

The decrease in the remeasurement for credit losses and the reversal of impairment losses on operating leases due to early termination are primarily due to a decrease in credit risk in our North American finance subsidiaries. The North American economy is experiencing a recovery as a result of the government’s economic stimulus measures in North America resulting in a positive change in forward-looking factors including unemployment rates. The positive changes in forward-looking factors has resulted in a decrease in credit risk in our North American finance subsidiaries.

The decrease in write-offs was primarily attributable to lower default frequencies resulted from the positive effect of the government’s economic stimulus measures in North America and the relief including payment deferrals for customers in our North American finance subsidiaries.

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

We assess our estimates for end of term market values of lease vehicles, at minimum, on a quarterly basis. The primary factors affecting the estimates are the percentage of leased vehicles that we expect to be returned by the lessee at the end of lease term and expected loss severities. Factors considered in this evaluation include, among other factors, economic conditions, historical trends, and market information on new and used vehicles. For operating leases, adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense. For finance leases, if there is an objective evidence that recognition of losses on lease residual values is needed, downward adjustments for declines in estimated residual values are included in the finance lease receivables as a loss on lease residual values.

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

If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2021 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥7.2 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥1.4 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2021. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.

Post-employment Benefits

We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2021 were 0.7% and 1.5%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2021 were 2.1 - 3.4% and 2.0 - 3.1%, respectively.

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

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2020 and 2021. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.

New Accounting Pronouncements Not Yet Adopted

For a description of new accounting pronouncements not yet adopted, see “(d) New Accounting Standards and Interpretations Not Yet Adopted” of note “(2) Basis of Preparation” to the accompanying consolidated financial statements.

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

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥480.0 billion as of March 31, 2021. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥7,248.2 billion as of March 31, 2021.

There are no material seasonal variations in Honda’s borrowing requirements.

Cash Flows

Fiscal Year 2021 Compared with Fiscal Year 2020

Consolidated cash and cash equivalents on March 31, 2021 increased by ¥85.6 billion from March 31, 2020, to ¥2,758.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥1,072.3 billion of cash inflows. Cash inflows from operating activities increased by ¥92.9 billion compared with the previous fiscal year, due mainly to decreased payments for selling, general and administrative expenses as well as parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to ¥796.8 billion of cash outflows. Cash outflows from investing activities increased by ¥177.4 billion compared with the previous fiscal year, due mainly to increased payments for acquisitions of other financial assets, which was partially offset by decreased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to ¥283.9 billion of cash outflows. Cash outflows from financing activities increased by ¥196.5 billion compared with the previous fiscal year, due mainly to increased repayments of financing liabilities.

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

Liquidity

The ¥2,758.0 billion in cash and cash equivalents as of March 31, 2021 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2021 corresponds to approximately 2.5 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥983.9 billion have committed lines of credit equivalent to ¥1,122.8 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2021 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2021.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-2	A3
Standard & Poor’s Rating Services	A-2	A-
Rating and Investment Information	a-1+	AA

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

C. Research and Development

The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. Product-related R&D is conducted mainly by the Company, Honda R&D Co., Ltd., and Honda R&D Americas, Inc. R&D on production technologies centers around the Company and Honda Engineering North America, Inc. in the United States. All of these entities work in close association with our other entities and businesses in their respective regions. In the fiscal year ended March 31, 2021, the Company and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. were integrated and the Company merged with

Honda Engineering Co., Ltd., with an aim to transition from the structure where sales, manufacturing, development and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely.

In addition, the Innovative Research Excellence—Power Unit & Energy center and the Design center were newly established in Honda R&D Co., Ltd. In the area of power unit technologies, which is a source of Honda’s competitive strength, the Innovative Research Excellence—Power Unit & Energy center will fully demonstrate the strengths of Honda as a company that has a broad range of technologies and strive to increase the value of its product for the future with integration of research and development functions for power unit and energy technologies for motorcycles, automobiles, power products and business jets. The Design center will strengthen the consistent Honda brand across products with integration of design functions for products of motorcycles, automobiles and life creation as well.

A portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized, and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.

R&D activities by segment are as follows.

Motorcycle Business

In the Motorcycle business, Honda is engaged in research and development activities with the policy of “maximizing the organizational climate of self-challenge and forming a Mono-zukuri (the art of making things) team capable of continually creating products that delight our customers by overcoming changes in the business environment and offering reasonable prices.”

Among major technological achievements, in January 2021 we launched three new models of the PCX series, equipped with the new Honda Enhanced Smart Power Plus (eSP+) engine. The engine achieves high-output power and environmental performance at the same time. In particular, we adopted a hybrid system in the PCX e:HEV by combining the eSP+ engine with a motor assist system powered by high-output power lithium-ion battery and adding a drive assist function.

In December 2020, we launched Honda e: business motorcycles. They are powered by the Honda Mobile Power Pack portable battery, and replacing the battery with charged Mobile Power Packs enables rides without waiting times for charging. The GYRO e:, launched in March 2021, is one such motorcycle and gives drivers peace of mind that comes with three-wheel motorcycles. In addition, the adoption of a large and low-floor rear deck and a reverse assist function increases ease of operation in pick-up/delivery services. We will contribute to a quieter and cleaner living environment by working to spread the use of eco- and the user-friendly Honda e: business motorcycle series.

In March 2021, we launched the Rebel 1100, featuring a body that is lightweight, has a low center of gravity and size that enables easy handling, and equipped with an engine with easily manageable output characteristic. While maintaining the underlying styling image of the Rebel series, the model ensures a comfortable ride and enables a sporty drive despite being a cruiser. With strong traction performance and a pulsating feel, engine characteristic that smoothly rises to high rotation range and riding modes that enable drivers to select the drive feeling they prefer, it offers the joy of riding.

Also in March 2021, we launched the X-ADV, a large crossover model with improved power performance and convenience. The power unit delivers increase in the maximum output power and outstanding environmental performance at the same time, as a result of lighter parts, including the piston, and optimization of the air intake and exhaust system. In addition, the newly adopted throttle-by-wire system makes it possible to select riding modes, as it is possible for the Rebel 1100.

Based on the architecture scheme characteristic of high-mix low-volume production of large motorcycles, we will work on the development of large models by establishing a structure that enables us to offer diverse and appealing products efficiently.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2019, 2020 and 2021 were ¥85.1 billion, ¥83.6 billion and ¥61.6 billion, respectively.

Automobile Business

In the Automobile business, Honda is engaged in research and development activities under the policy of “demonstrate collective strength for appealing and strong products, and ensure continuing growth of the Automobile business by deepening the process of Mono-zukuri.”

Among major technological achievements, in February 2021 we unveiled the new VEZEL for the first time in the world. In the online World Premiere, the exterior and interior design, which has been totally revamped for the full model change, was announced, and a new hybrid model, equipped with Honda’s two-motor e:HEV hybrid system, was added. In addition to offering a linear and comfortable sense of acceleration, the new VEZEL enables selection from three drive modes, as well as from different degrees of deceleration when the accelerator is off. Equipped with Honda SENSING as a standard feature and a number of functions from the on-board communication module Honda CONNECT for the first time as a Honda vehicle, the new VEZEL has improved convenience and enhanced safety and driver-assistive equipment.

In December 2020, we announced the 2022 model of the MDX, a luxury SUV. On a newly developed platform for light trucks, a double wishbone front suspension was adopted for the first time in the MDX to increase rigidity. Equipped with the 3.5L VTEC V6 engine and a 10-speed automatic transmission, the model achieves ride comfort and sporty handling at the same time.

In August 2020, we started delivering the new Honda e electric vehicle in Europe, and in October 2020, we launched the product in Japan. Honda has set a target to realize carbon neutrality by 2050 and has been accelerating electrification of mobility products. As a mobility product developed with attention to the essence of electric vehicles and based on flexible thinking with an eye toward the future, the Honda e realizes a simple and modern design, powerful and clean drive, and ease of handling, and is equipped with a range of advanced functions. The wide vision instrument panel, adopted in a Honda vehicle for the first time in the world, enables flexible operation in the driver’s seat and passenger seat, as well as the use of apps through smartphone connection. In addition, Honda Personal Assistant, which uses Cloud AI to recognize voices and provide information, and other advanced technologies are installed. The Honda Parking Pilot, a parking support system, allows parking under automated driving to make it easy for drivers to park in a narrow space. The vehicle can be used to supply electricity to buildings and as a power source for electronic devices, thereby not only serving everyday use but also offering peace of mind at the time of disasters.

Additionally, in September 2020 we unveiled the Honda SUV e:concept, a concept model which indicates the direction of mass-production of the Honda brand’s first electric vehicle to be introduced in China. The model is equipped with omnidirectional ADAS, the next-generation Honda SENSING safety and driver-assistive system with improved recognition, predication and decision-making performance, as well as with advanced connected functions. We have been working on its development to offer a value based on mobility experiences that bring about joy of riding.

In March 2021, we launched the all-new LEGEND in Japan, equipped with Honda SENSING Elite. Developed under the goal of zero traffic collision fatalities by 2050, Honda SENSING Elite represents a new step forward in the area of advanced safety technology. The Traffic Jam Pilot function, a technology qualifying for Level 3 automated driving (conditional automated driving in limited areas), for which Honda has received type designation from the Japanese Ministry of Land, Infrastructure, Transport and Tourism, enables the automated driving system to drive the vehicle under certain conditions, instead of the driver. The system detects the conditions of the driver by monitoring inside the vehicle, using satellite information and other data. Based on such a wide range of information, the main ECU makes proper recognitions, predictions and decisions and realizes sophisticated driving control to assist the driver to achieve high-quality and smooth driving.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2019, 2020 and 2021 were ¥703.6 billion, ¥707.2 billion and ¥692.5 billion, respectively.

Life Creation and Other Businesses

In the Life creation and other businesses, Honda is engaged in research and development activities based on the policy of “creating the lifestyles of the future, taking usefulness and joy to the next level.”

Among major technological achievements, in October 2020 we launched the LiB-AID E500 for Work, a compact, light and robust business-use condenser, which adopts Honda’s unique sine wave inverter. Taking advantage of the high-quality power supply of the conventional model and the extensibility characterized by parallel connection of the products for large-capacity power generation, the product realized robustness required on the frontline, ultraviolet resistance and improved impact resistance at the time of carrying.

In March 2021, we presented how the Honda Mobile Power Pack portable battery is being used to expand the potential of mobility and people’s daily lives. The Honda Mobile Power Pack e:Prototype is a large-capacity lithium-ion battery capable of storing more than 1.3kWh of electricity, intended for use as a power source for various mobility products and other equipment. Incorporating feedback obtained through demonstration testing, the external design features improved convenience and ease of operation. The Honda Power Pod e:Prototype is a charger/discharger that serves as an emergency power source for household and outdoor use. Operating two units of the product in parallel enables electricity supply for a longer period of time. The Honda Power Storage e:Concept proposes possible secondary use of the Mobile Power Packs as a power source for household use when they are no longer suitable for use with mobility products.

In August 2020, to help solve the power supply shortage problem in times of a disaster, we announced a plan for demonstration testing of Moving e, a mobile power generation/output system. The system features Toyota Motor Corporation’s fuel cell bus that can carry a large amount of hydrogen, equipped with Honda’s portable external power output device and portable battery. Availing it to municipalities and businesses, we will verify the effectiveness of the system as a “phase-free” system, which can be used not only for power supply in times of a disaster but also in normal times.

In this way, we are striving to create new value, aiming to “serve people worldwide with the joy of expanding their life’s potential.”

In aircraft business, Honda has created new value with uniquely developed leading-edge technology. We have been building an operating base in order to grow our aircraft business from a long-term perspective. In January 2021, we obtained type certification for the HondaJet in Russia, and began operation of the first aircraft. Also in January 2021, a new hangar began its operation, aiming to increase the capacity to store various spare parts as part of the strengthening of our customer support structure. In calendar year 2020, the HondaJet became the most delivered aircraft in the world in the small jet category for the fourth consecutive year and achieved a global share of more than 50%. We will continue to upgrade the structure for further vitalization of the business jet market.

R&D expenditures in this segment during the fiscal years ended March 31, 2019, 2020 and 2021 were ¥31.2 billion, ¥30.5 billion and ¥25.8 billion, respectively.

Patents and Licenses

As of March 31, 2021, Honda owned more than 17,900 patents in Japan and more than 25,200 patents abroad. Honda also had applications pending for more than 7,300 patents in Japan and for more than 16,200 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating Results” for information required by this item.

E. Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2021 was ¥92.7 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2021, we guaranteed ¥8.3 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥8.3 billion. As of March 31, 2021, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2021:

Contractual Obligations

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥7,837,560	¥3,083,901	¥3,143,148	¥1,087,075	¥523,436
Other financial liabilities	491,629	145,476	73,481	43,709	228,963
Purchase and other commitments*1	55,571	49,647	5,849	75	—
Contributions to defined benefit pension plans*2	42,052	42,052	—	—	—

Total	¥8,426,812	¥3,321,076	¥3,222,478	¥1,130,859	¥752,399

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2021.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Effective on June 23, 2021, Honda adopted a “company with three committees” corporate governance system (the “Three Committees system”) under Japan’s Company Law upon approval on the amendments to the Articles of Incorporation relating thereto at its Ordinary General Meeting of Shareholders held on June 23, 2021. Under the Three Committees system, Honda has no Board of Corporate Auditors and the function of corporate audit is implemented by the Audit Committee within the Board of Directors.

For Japanese companies which employ the Three Committees system, including Honda, Japan’s Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), an audit committee (the “Audit Committee”), and a compensation committee (the “Compensation Committee”) shall be established. Each of these three committees shall consist of three or more directors, a majority of which shall be outside directors. The members of each of the three committees as well as executive officers are elected by the resolution of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors. For the Audit Committee, Honda’s regulations of the committee provide that full-time member of the Audit Committee shall be assigned by the resolution of the Board of Directors. The normal term of office of a director and an executive officer is one year. Directors and executive officers may serve any number of consecutive terms.

Honda’s Articles of Incorporation provide for the Board of Directors of not more than 15 Directors. Honda’s Board of Directors may appoint one Chairperson of the Board of Directors from among Directors. Also, Honda’s Board of Directors appoints one President and Executive Officer and may appoint several Executive Vice Presidents and Executive Officers, Senior Managing Executive Officers and Managing Executive Officers from among executive officers. The President and Executive Officer represents the Company. In addition, the Board of Directors may appoint, pursuant to its resolutions, Executive Officers who shall each represent the Company. Under the Company Law, a representative executive officer individually has authority to represent the company generally in the conduct of its affairs. The Board of Directors has an authority to determine the execution of business of the Company and to supervise the execution of duties of Directors and Executive Officers. Executive Officers are entitled to determine the execution of business of the Company which is entrusted by the Board of Directors and to execute business of the Company.

Under the Company Law, the Nominating Committee has the responsibility to determine the content of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The Audit Committee has the following responsibilities: (i) auditing the execution of duties by directors and executive officers and preparing audit reports and (ii) determining the content of proposals regarding the election and dismissal of accounting auditors and the refusal to reelect accounting auditors to be submitted to a general meeting of shareholders. The Compensation Committee has the responsibility to determine the content of the financial benefits as consideration for the execution of the duties, such as remuneration and bonuses, of directors and executive officers. As described above, not less than half of the members of each of the three committees must be outside directors. Each of the outside directors is required to meet all of the following independence requirements: the relevant person must be (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of a certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company. In addition, Honda has established additional independence requirements for the Outside Directors, the “Criteria for Independence of Outside Directors” as described in Exhibit 1.4 by the resolution of the Board of Directors, and all of Outside Directors meet the criteria. With respect to audit reports prepared by the audit committee, each member of the committee may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. In addition, the Company is required to appoint independent certified public accountants as accounting auditors. Such independent certified public accountants have as their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by a director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified member of the audit committee (or, if such member is not specified, any member of the committee) and the specified director in charge.

The following table provides the names, date of birth, current positions held and brief biographies, term of office and number of shares owned of all the members of the Board of Directors and composition of the Three Committees. Also the names, date of birth, current positions held and brief biographies, term of office and number of shares owned of the Executive Officers (who are not concurrently the members of the Board of Directors) of the Company are provided below.

Members of the Board of Directors

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Chairman and Director

Toshiaki Mikoshiba (November 15, 1957)	Joined Honda Motor Co., Ltd. in April 1980	*3	48,300
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

Senior Managing Director, appointed in June 2017

President, Chief Executive Officer and Director of Honda North America, Inc., appointed in April 2018

Chairman, Chief Executive Officer and Director of Honda North America, Inc., appointed in November 2018

Chairman, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in November 2018

Chairman and Director of the Company, appointed in April 2019 (presently held)

Chairman of the Board of Directors, appointed in April 2019 (presently held)

Director in Charge of Government and Industry Relations, appointed in April 2019

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director and Representative Executive Officers

Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*3	19,400
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

	Senior Managing Director, appointed in June 2020

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT), appointed in June 2020

President and Representative Director, appointed in April 2021

Chief Executive Officer, appointed in April 2021 (presently held)

Director, President and Representative Executive Officer, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Seiji Kuraishi (July 10, 1958)	Joined Honda Motor Co., Ltd. in April 1982	*3	38,700
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

	Corporate Brand Officer, appointed in June 2016 (presently held)

	Chief Operating Officer, appointed in April 2017 (presently held)

	In Charge of Strategy, Business Operations and Regional Operations, appointed in April 2017

	Executive Vice President and Representative Director, appointed in June 2017

	Director in Charge of Strategy, Business Operations and Regional Operations, appointed in April 2019

	Chief Officer for Automobile Operations, appointed in April 2019

	Director, Executive Vice President and Representative Executive Officer, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director, Senior Managing Executive Officer

Kohei Takeuchi (February 10, 1960)	Joined Honda Motor Co., Ltd. in April 1982	*3	27,900
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

	Chief Financial Officer, appointed in April 2021 (presently held)

	Director, Senior Managing Executive Officer, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Asako Suzuki (January 28, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*3	10,700
	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2016

	Vice Chief Officer for Regional Operations (Japan), appointed in April 2018

	Chief Officer for Human Resources and Corporate Governance Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Director, appointed in June 2021 (presently held)

Masafumi Suzuki (April 23, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*3	55,420
	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012
	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017

	Director, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunihiko Sakai (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*3	800

	President of Research and Training Institute of Ministry of Justice, appointed in June 2012

	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office, appointed in July 2014

	Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office, appointed in September 2016 (resigned in March 2017)

	Registered with the Dai-Ichi Tokyo Bar Association in April 2017

	Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (presently held)

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019

	Director of the Company, appointed in June 2021 (presently held)

Fumiya Kokubu (October 6, 1952)	Joined Marubeni Corporation in April 1975	*3	300
	Senior Executive Vice President of Marubeni Corporation, appointed in April 2012

	Senior Executive Vice President, Member of the Board of Marubeni Corporation, appointed in June 2012

	President and CEO, Member of the Board of Marubeni Corporation, appointed in April 2013

	Chairman of the Board of Marubeni Corporation, appointed in April 2019 (presently held)

	Outside Director of Taisei Corporation, appointed in June 2019 (presently held)

	Director of the Company, appointed in June 2020 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoichiro Ogawa (February 19, 1956)	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC) in October 1980	*3	—
Registered as Japanese Certified Public Accountant in March 1984

Vice Chairman of the Board of Directors of Deloitte Touche Tohmatsu Limited (United Kingdom), appointed in June 2011

Deputy CEO of Deloitte Touche Tohmatsu LLC, appointed in October 2013

Deputy CEO of Tohmatsu Group (currently Deloitte Tohmatsu Group), appointed in October 2013

Global Managing Director for Asia Pacific of Deloitte Touche Tohmatsu Limited (United Kingdom), appointed in June 2015 (resigned in May 2018)

CEO of Deloitte Tohmatsu Group, appointed in July 2015

Senior Advisor of Deloitte Tohmatsu Group, appointed in June 2018 (resigned in October 2018)

Founder of Yoichiro Ogawa CPA Office in November 2018 (presently held)

Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd., appointed in June 2020 (presently held)

Director of the Company, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kazuhiro Higashi (April 25, 1957)	Joined Resona Group in April 1982	*3	—
Director, Deputy President and Representative Executive Officer of Resona Holdings, Inc., appointed in April 2011

Executive Officer of Resona Bank, Limited, appointed in April 2011

Representative Director, Deputy President and Executive Officer of Resona Bank, Limited, appointed in April 2012

Director, President and Representative Executive Officer of Resona Holdings, Inc., appointed in April 2013

Representative Director, President and Executive Officer of Resona Bank, Limited, appointed in April 2013

Chairman of Osaka Bankers Association, appointed in June 2013 (resigned in June 2014)

Chairman of the Board, President, and Representative Director of Resona Bank, Limited, appointed in April 2017

Chairman of Osaka Bankers Association, appointed in June 2017 (resigned in June 2018)

Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited, appointed in April 2018

Chairman and Director of Resona Holdings, Inc., appointed in April 2020 (presently held)

Chairman and Director of Resona Bank, Limited, appointed in April 2020 (presently held)

Outside Director of Sompo Holdings, Inc., appointed in June 2020 (presently held)

Director of the Company, appointed in June 2021 (presently held)

Ryoko Nagata (July 14, 1963)	Joined Japan Tobacco Inc. in April 1987	*3	—
Executive Officer of Japan Tobacco Inc., appointed in June 2008

Standing Audit & Supervisory Board Member of Japan Tobacco Inc., appointed in March 2018 (presently held)

Director of the Company, appointed in June 2021 (presently held)

*1

Effective on June 23, 2021, Honda adopted the Three Committees system under Japan’s Company Law upon approval on the amendments to the Articles of Incorporation relating thereto at its Ordinary General Meeting of Shareholders held on June 23, 2021.

*2	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are Outside Directors.
*3

The term of office of a Director is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2022 after his/her election to office at the close of the ordinary general meeting of shareholders on June 23, 2021.

Composition of the Three Committees under the Board of Directors

•: Chairperson ○: Member

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe	○
Seiji Kuraishi			○
Asako Suzuki		○
Masafumi Suzuki		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○

Executive Officers (who are not concurrently the members of the Board of Directors)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officers

Noriya Kaihara (August 4, 1961)	Joined Honda Motor Co., Ltd. in April 1984	*4	20,200
	General Manager of Automobile Quality Assurance Division, appointed in April 2012

	Operating Officer, appointed in April 2013

	Chief Quality Officer, appointed in April 2013

	Operating Officer and Director, appointed in June 2013

	Chief Officer for Customer Service Operations appointed in April 2014

	Head of Service Supervisory Unit for Automobile Operations, appointed in April 2014

	Chief Officer for Customer First Operations, appointed in April 2016

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Operating Officer, appointed in June 2017 (resigned from position as Director)

Managing Officer, appointed in April 2018

Chief Officer for Purchasing Operations appointed in April 2018

Head of Business Supervisory Unit for Automobile Operations, appointed in April 2020

Chief Officer for Customer First Operations, appointed in April 2021 (presently held)

Risk Management Officer, appointed in April 2021 (presently held)

Managing Executive Officer, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Noriaki Abe (October 8, 1962)	Joined Honda Motor Co., Ltd. in April 1986	*4	15,900
	General Manager of Overseas Operation Office No. 2 for Regional Operations (Asia and Oceania), appointed in April 2011

	Operating Officer, appointed in April 2014

	Chief Officer for Regional Operations (Asia and Oceania), appointed in April 2014

	President and Director of Asian Honda Motor Co., Ltd., appointed in April 2014

	President and Director of Honda Automobile (Thailand) Co., Ltd., appointed in April 2014

	Chief Officer for Motorcycle Operations of the Company, appointed in April 2017

	Managing Officer, appointed in April 2019

	Chief Officer for Regional Operations (Japan), appointed in April 2021 (presently held)

	Chief Officer for Traffic Safety Promotion Operations, appointed in April 2021 (presently held)

	Managing Executive Officer, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yasuhide Mizuno (October 7, 1963)	Joined Honda Motor Co., Ltd. in April 1986	*4	22,100
	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2010

	Operating Officer of the Company, appointed in April 2014

	President of Guangqi Honda Automobile Co., Ltd., appointed in April 2014

	Chief Officer for Regional Operations (China) of the Company, appointed in April 2016

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2016

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2016

	Managing Officer of the Company, appointed in April 2019

	Chief Officer for Automobile Operations, appointed in May 2020 (presently held)

	Managing Executive Officer, appointed in June 2021 (presently held)

Keiji Ohtsu (July 7, 1964)	Joined Honda R&D Co., Ltd. in April 1983	*4	12,900
	Operating Officer of Honda R&D Co., Ltd., appointed in April 2013

	Managing Officer of Honda R&D Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2018

	Chief Quality Officer, appointed in April 2018

	Operating Executive, appointed in April 2020

	Chief Officer for Quality Innovation Operations, appointed in April 2020

	In Charge of Certification & Regulation Compliance Division, appointed in April 2020

	In Charge of Quality & Compliance Audit Division, appointed in April 2020

	Managing Officer, appointed in April 2021

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2021 (presently held)

	Managing Executive Officer of the Company, appointed in June 2021 (presently held)

*4

The term of office of an Executive Officer is until at the close of the first Board of Directors meeting held after the ordinary general meeting of shareholders of the fiscal year ending March 31, 2022 after his/her appointment to office.

*5

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

Managing Officers

Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Shinji Aoyama	Chief Officer for Regional Operations (North America)

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC

Katsushi Inoue	Chief Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor (China) Technology Co., Ltd.

Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations

Director of Honda R&D Co., Ltd.

Yoshishige Nomura	Chief Officer for Motorcycle Operations

*6

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

There is no family relationship between any Director, Executive Officer or Operating Officer and any other Director, Executive Officer or Operating Officer.

None of Honda’s members of the Board of Directors or Executive Officers is party to a service contract with Honda or any of its subsidiaries that provides for benefits upon termination of employment.

B. Compensation

Method of determining the policy for determining individual remuneration of Directors and Executive Officers

The policy shall be determined by a resolution of the Compensation Committee.

Overview of the policy for determining individual remuneration of Directors and Executive Officers

The Company’s remuneration structure for Directors and Executive Officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant fiscal year, and a stock compensation linked to mid- to long-term business results.

Monthly remuneration, based on the remuneration standards approved by the Compensation Committee, shall be paid in an amount that is suitable for attracting diverse and exceptional human resources, while taking into consideration the payment standards of other companies etc.

Executive bonuses, where the business results of each fiscal year, dividends to shareholders, the standards of bonuses of employees and other matters are used as indicators, shall be determined and paid in cash by a resolution of the Compensation Committee based on the actual correlation between each indicator and the payment amount in the past fiscal years, and the business conditions of the fiscal year.

Stock compensation shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Compensation Committee, so that the stock compensation functions as a sound incentive aimed at sustainable growth.

The guideline for stock compensation is determined based on financial indicators, such as consolidated operating margin, and the degree of growth in non-financial indicators, such as brand value and ESG (Environmental, Social and Governance). The amount of stock compensation is determined within the range of 50%-150% of the performance coefficient based on the degree of growth rate of each indicator during the most recent three fiscal years in accordance with the calculation method resolved by the Compensation Committee.

The above guideline determining the amount of bonus is selected in order to measure the degree of contribution to corporate value for each fiscal year and to measure the degree of achievement of corporate responsibility to shareholders and employees. The above guideline determining the amount of stock compensation is selected in order to achieve sustainable growth and enhancement of corporate value over the mid- to long term.

Regarding the amount of performance-linked remuneration, while a specific target of the guideline is not set, the amount of bonus is determined based on the relationship between the guidelines and amounts of bonus paid in the past as well as of the current business conditions, and the amount of stock compensation is determined based on the degree of growth of the Company during the most recent three fiscal years.

Remuneration of Executive Officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Compensation Committee as well as executive bonuses and stock compensation, whose ratio will be determined as follows. If performance-linked remuneration is paid at the base amount, 50% of the total remuneration will consist of monthly remuneration which is a fixed remuneration, and the rest 50% will consist of performance-linked remuneration, such as the bonus and stock compensation.

Remuneration paid to Outside Directors and Directors who do not concurrently serve as Executive Officers, shall consist only of monthly remuneration based on remuneration standards approved by the Compensation Committee.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for stock compensation shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

Directors and Executive Officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock compensation or acquired through the Officers Shareholding Association.

Details of remuneration for Directors and Operating Officers in the current fiscal year

Regarding remuneration and other related matters, it is paid based on the contents approved at the Ordinary General Meeting of Shareholders held on June 15, 2017. These contents are that the amount of remuneration for Directors (excluding Audit and Supervisory Committee Members) shall be no more than 1,160 million yen per year, while the remuneration for Outside Directors shall be no more than 34 million yen, and the remuneration for Directors who are Audit and Supervisory Committee Members shall be no more than 270 million per year. At the time of the approval, there were nine Directors (of which two are Outside Directors; excluding Director who are Audit and Supervisory Committee Members) and there were five Directors who belong to the Audit and Supervisory Committee.

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

In the process of determining the remuneration of Directors for this business year, introduction of a new stock compensation scheme was approved at the meeting of the Board of Directors held on May 15, 2018, while changes in the remuneration standards were approved at the meeting of the Board of Directors on February 18, 2020. In addition, the amounts of bonus to be paid to Directors were decided at the meeting of the Board of Directors held on May 14, 2021. Furthermore, introduction of a new stock compensation scheme was approved at the meeting of the Board of Directors on May 15, 2018, based on the opinions that the suggested change and procedures were appropriate by the Audit and Supervisory Committee Meeting held on May 9, 2018, while changes in the remuneration standards were approved at the meeting of the Board of Directors on February 18, 2020, based on the opinions that the suggested change and procedures were appropriate by the Audit and Supervisory Committee Meeting held on February 7, 2020.

Remuneration of executive Directors shall consist of monthly remuneration which is a fixed remuneration and performance-linked remuneration, whose ratio will be determined as follows. If performance-linked remuneration is paid at the base amount, 50% of the total remuneration will consist of monthly remuneration, and the rest 50% will consist of performance-linked remuneration, such as the bonus and stock compensation.

Remuneration paid to Outside Directors and other non-executive Directors (excluding Audit and Supervisory Committee Members) shall consist only of monthly remuneration based on remuneration standards approved by the Board of Directors.

Remuneration of the Directors who are members of the Audit and Supervisory Committee shall consist only of monthly remuneration determined by discussion among Directors who are members of the Audit and Supervisory Committee.

In addition, regarding the guideline for performance-linked remuneration, the bonus amount is determined based on the business results of each fiscal year, dividends paid to shareholders and the standards of bonuses of employees and other factors. The guideline for stock compensation is determined based on financial indicators, such as consolidated operating margin, and the degree of growth in non-financial indicators, such as brand value and ESG (Environmental, Social and Governance).

The above guideline determining the amount of bonus is selected in order to measure the degree of contribution to corporate value for each fiscal year and to measure the degree of achievement of corporate responsibility to shareholders and employees. The above guideline determining the amount of stock compensation is selected in order to achieve sustainable growth and enhancement of corporate value over the mid- to long term.

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

The evaluation results of the guidelines for the current fiscal year for performance-linked remuneration are as follows. Bonuses are reduced by 20% from the base amount, and stock compensation is paid with a performance-linked coefficient of 97%.

Reasons for the Board of Directors to determine that the details of individual remuneration for Directors in the current fiscal year are in line with the determination policy

The details of individual remuneration for Directors are determined by the remuneration standards, etc., approved by the Board of Directors within the scope of authority granted by the Ordinary General Meeting of Shareholders, and the resolutions of the Board of Directors.

The Board of Directors includes five Outside Directors and when making decisions or changes to the remuneration structure for the officers and remuneration standards, etc., the Board of Directors shall deliberate after hearing the opinions formed by the Audit and Supervisory Committee in advance.

Therefore, the Board of Directors believes that the individual remuneration for Directors in the current fiscal year is in line with the determination policy.

The total amount of fixed monthly remuneration paid to the Company’s Directors during the fiscal year ended March 31, 2021 was ¥683 million. This amount includes fixed monthly remuneration paid to two Directors who retired during the fiscal year. The amount of fixed monthly remuneration paid to the Directors includes amount of fixed monthly remuneration paid to those Directors who were also Directors or Corporate Auditors of subsidiaries of the Company.

The total amount of bonuses and stock compensation for the Company’s Directors accrued for the fiscal year ended March 31, 2021 were ¥95 million and ¥129 million, respectively.

The amounts of fixed monthly remuneration paid, bonuses and stock compensation accrued during the year ended March 31, 2021 are as follows:

	Fixed remuneration		Performance-linked remuneration				Total
	Remuneration		Bonus		Stock compensation
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Audit and Supervisory Committee Members and outside Directors	7	¥452	4	¥95	5	¥129	¥677
Outside Directors excluding Audit and Supervisory Committee Members	3	33	—	—	—	—	33
Audit and Supervisory Committee Members excluding outside Directors	2	145	—	—	—	—	145
Outside Audit and Supervisory Committee Members	3	50	—	—	—	—	50

Total	15	¥683	4	¥95	5	¥129	¥907

The amount of fixed monthly remuneration paid to Toshiaki Mikoshiba during the fiscal year ended March 31, 2021 was ¥108 million.

The amount of fixed monthly remuneration paid to Takahiro Hachigo during the fiscal year ended March 31, 2021 was ¥91 million. The amount of bonus and stock compensation for Takahiro Hachigo accrued for the fiscal year ended March 31, 2021 were ¥27 million and ¥46 million, respectively.

The amount of fixed monthly remuneration paid to Seiji Kuraishi during the fiscal year ended March 31, 2021 was ¥59 million. The amount of bonus and stock compensation for Seiji Kuraishi accrued for the fiscal year ended March 31, 2021 were ¥23 million and ¥30 million, respectively.

The Board Incentive Plan

The Company resolved to introduce a new stock compensation scheme (the “Scheme”) for Directors and Operating Officers who conduct business execution and who are residents of Japan at its Board of Directors meeting on May 15, 2018 and the 94th Ordinary General Meeting of Shareholders on June 14, 2018 (the approval at such Meeting of Shareholders, the “Shareholder Approval”). The scheme covers Executive Officers, Operating Officers and a part of Operating Executives who are residents of Japan. (hereinafter Executive Officers, Operating Officers and a part of Operating Executives, covered by the Scheme referred to as “Executive Officers, Etc.”). The Scheme is a stock compensation scheme that uses a “BIP (Board Incentive Plan) trust” (a “BIP Trust”), which is similar to performance share and restricted stock compensation plans used in the United States. Under the Scheme, Executive Officers, Etc. will be awarded and receive the Company shares and money in accordance with their positions and the degree of growth in management indicators of the Company, such as financial results and corporate value. The Scheme was introduced for the purpose of further motivating Executive Officers, Etc. to pursue sustained improvement of corporate value of the Company in the medium to long term as well as common interests with shareholders.

The basic structure of the Scheme and the payment methods thereunder are in principle as set forth below:

The Company will entrust money within the scope prescribed in the Shareholder Approval and create a BIP Trust, beneficiaries of which are Executive Officers, Etc. who satisfy beneficiary requirements.

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

The trust agreement creating the BIP Trust is entered into effect and the Scheme is effective on August 20, 2018. During the term of the BIP Trust, which is from August 20, 2018 to August 31, 2021, the Company shall grant Executive Officers, Etc. base points determined by their positions, taking into consideration factors including work responsibilities and duties.

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

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2019, 2020 and 2021.

As of March 31, 2019

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
219,722	45,319	162,278	2,442	9,683

As of March 31, 2019, Honda had 219,722 full-time employees, including 153,215 local nationals employed in its overseas operations.

As of March 31, 2020

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
218,674	47,013	159,555	2,455	9,651

As of March 31, 2020, Honda had 218,674 full-time employees, including 151,530 local nationals employed in its overseas operations.

As of March 31, 2021

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
211,374	46,255	153,413	2,385	9,321

As of March 31, 2021, Honda had 211,374 full-time employees, including 143,878 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2021.

In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2019, 2020 and 2021 were 2.4%, 2.1% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.

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

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors as a group as of June 23, 2021 is as follows. The individual ownership of each of the Directors is listed next to their names under Item 6.A. Directors and Senior Management.

Title of Class	Amount Owned	% of Class
Common Stock	201,520 shares	0.012%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2021, the Association owned 7,164,303 shares of the Company’s common stock.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2021, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,726,655,268 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2021:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	164,774	9.5
Custody Bank of Japan, Ltd. (Trust Account)	117,856	6.8

According to a statement on Schedule 13G (Amendment No. 4) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 5, 2021, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2020, 114,171,900 shares, or 6.3% of the then issued shares, of Honda’s Common Stock.

According to a statement on Schedule 13G (Amendment No. 17) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 2, 2021, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2020, 101,382,553 shares, or 5.9% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 6) filed by BlackRock, Inc. with the SEC on January 29, 2021, BlackRock, Inc. directly and indirectly held, as of December 31, 2020, 97,321,697 shares, or 5.4% of the then issued shares, of Honda’s Common Stock.

None of the above shareholders has voting rights that are different from those of our other shareholders.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2021 were 1,811,428,430 shares of Common Stock, of which 70,044,953 shares represented by ADSs and 330,306,813 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 208 at March 31, 2021.

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

During the fiscal year ended March 31, 2021, Honda had sales of ¥1,073.6 billion and purchases of ¥1,166.0 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2021, Honda had receivables of ¥322.1 billion from affiliates and joint ventures, and had payables of ¥158.2 billion to affiliates and joint ventures.

Honda does not consider the amounts involved in such transactions to be material to its business.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1 – 3. Consolidated Financial Statements

Honda’s audited consolidated financial statements are included under “Item 18—Financial Statements”.

4. Not applicable.

5. Not applicable.

6. Export Sales

See “Item 4—Information on the Company—Marketing and Distribution”.

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

The Company determined total dividends for the year ended March 31, 2021 were ¥110 per share. Quarterly dividends per share for the year ended March 31, 2021 were as follows: the first quarter ¥11, the second quarter ¥19, the third quarter ¥26, the fourth quarter ¥54 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2021)

	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors	Resolution of the Board of Directors
	August 5, 2020	November 6, 2020	February 9, 2021	May 14, 2021
Dividend per Share of Common Stock (yen)	11.00	19.00	26.00	54.00
Total Amount of Dividends (millions of yen)	18,999	32,818	44,909	93,272

The Board of Directors of the Company, at its meeting held on May 14, 2021, resolved that the Company changes its Profit Redistribution Policy in which the Company will strive to pay stable and continuous dividends aiming at a consolidated dividend payout ratio of approximately 30% and that the basic policy for dividends is to make semiannual distributions (an interim dividend and a year-end dividend).

The necessary amendments to the Articles of Incorporation were approved at the Ordinary General Meeting of Shareholders of the Company on June  23, 2021.

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

Provisions Regarding Directors and Executive Officers

There is no provision in Honda’s Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested, but the Company Law and Honda’s regulations of the Board of Directors provide that such Director is required to refrain from voting on such matters at the Board of Director’s meetings.

The Company Law provides that compensation for directors and executive officers of a company which adopts a “company with three committees” corporate governance system, including Honda, is determined at the compensation committee within the board of directors, and the Articles of Incorporation of the Company also include the equivalent provisions. The compensation committee shall establish the compensation policy as well as determine the compensation for directors and executive officers.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is (a) 20.42% for dividends to be paid on or before December 31, 2037, and (b) 20% for dividends to be paid thereafter. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20% withholding tax rate is reduced to (i) 15.315% for dividends to be paid on or before December 31, 2037, and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements with various countries, whereby the maximum withholding tax rate is generally set at 15% or 10% for portfolio investors. Under the income tax treaty between Japan and the United States, the maximum withholding tax rate is generally set at 10% for portfolio investors.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability.

Dividends will generally be income from sources outside the U.S. and will generally be “passive” income for purposes of computing the foreign tax credit allowable to such U.S. holder.

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

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

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

If a U.S. holder owns shares or ADSs in a PFIC that are treated as marketable stock, such U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, it will not be subject to the PFIC rules described above. Instead, in general, a U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its shares or ADSs at the end of the taxable year over its adjusted basis in its shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously-included income as a result of the mark-to-market election). The U.S. holder’s basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

Shares or ADSs held by a U.S. holder will be treated as stock in a PFIC if Honda was a PFIC at any time during the U.S. holder’s holding period in its shares or ADSs, even if Honda is not currently a PFIC, unless a U.S. holder has made a mark-to-market election with respect to its shares or ADSs or the U.S. holder has otherwise made a “purging election” with respect to its shares or ADSs.

In addition, notwithstanding any election that a U.S. holder makes with regard to the shares or ADSs, dividends that a U.S. holder receives from Honda will not constitute qualified dividend income to such U.S. holder if Honda is a PFIC (or is treated as a PFIC with respect to such U.S. holder) in either the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by Honda in the U.S. holder’s gross income, and it will be subject to tax at rates generally applicable to ordinary income.

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

Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket expense of $50,000 associated with the administration of the ADR program. The out-of-pocket expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2020 to March 31, 2021, the Depositary waived $161,486.53 in expenses related to the Ordinary General Meeting of Shareholders.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2021 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2021.

The Company’s independent registered public accounting firm has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Honda’s Audit Committee has determined that Mr. Yoichiro Ogawa and Mr. Masafumi Suzuki are each qualified as an “audit committee financial expert” as defined by the rules of the SEC. Additionally, Mr. Ogawa and Mr. Suzuki each meet the independence requirements applicable under Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2021, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2020 and 2021:

	Yen (millions)
	2020	2021
Audit Fees	¥4,210	¥4,152
Audit-Related Fees	157	127
All Other Fees	19	11

Total	¥4,386	¥4,290

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

Pre-approval policies and procedures of the Audit Committee

Under applicable SEC rules, the Audit Committee must pre-approve audit services, audit-related services, tax services and other services to be provided by the principal accountant to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of these services.

While, as a general rule, specific pre-approval must be obtained for these services to be provided, the Audit Committee has adopted pre-approval policies and procedures which list particular audit and non-audit services that may be provided without specific pre-approval. The Audit Committee reviews this list of services on an annual basis, and is informed of each such service that is actually provided. Historically, prior to the establishment of our Audit Committee on June 23, 2021, such general pre-approval was conducted by the predecessor to our Audit Committee, our former Audit and Supervisory Committee, a legally separate and independent body from the Board of Directors that had been previously established under Japanese law to perform a similar corporate function.

All services to be provided to us by the principal accountant and its affiliates which are not specifically set forth in this list must be specifically pre-approved by the Audit Committee. Historically, prior to the establishment of our Audit Committee on June 23, 2021, such activities were required to be pre-approved by our former Audit and Supervisory Committee.

None of the services described above in this Item 16C. were waived from the pre-approval requirements pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2021. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2020	78	¥2,348	—	—
May 1 to May 31, 2020	24	¥2,534	—	—
June 1 to June 30, 2020	233	¥2,777	—	—
July 1 to July 31, 2020	136	¥2,783	—	—
August 1 to August 31, 2020	152	¥2,706	—	—
September 1 to September 30, 2020	102	¥2,642	—	—
October 1 to October 31, 2020	232	¥2,534	—	—
November 1 to November 30, 2020	147	¥2,736	—	—
December 1 to December 31, 2020	268	¥3,043	—	—
January 1 to January 31, 2021	264	¥2,867	—	—
February 1 to February 28, 2021	98	¥2,818	—	—
March 1 to March 31, 2021	150	¥3,005	—	—

Total	1,884	¥2,733	—

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	Effective on June 23, 2021, Honda adopted a “company with three committees” corporate governance system (the “Three Committees system”) under Japan’s Company Law upon approval on the amendments to the Articles of Incorporation relating thereto at its Ordinary General Meeting of Shareholders held on June 23, 2021.

For Japanese companies which employ the Three Committees system, including Honda, Japan’s Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), an audit committee (the “Audit Committee”), and a compensation committee (the “Compensation Committee”) shall be established. Each of these committees shall consist of three or more directors, a majority of which shall be “outside directors” as defined below. Honda’s Articles of Incorporation provides for its Board of Directors consisting of no more than 15 members. Honda currently has eleven Directors (including five Outside Directors) and seven Executive Officers. The Nominating Committee has four members, of which three are Outside Directors. The Audit Committee has five members, of which three are Outside Directors. The Compensation Committee has four members, of which three are Outside Directors. Under Japan’s Company Law, the members of three committees are elected by the resolutions of the board of directors. In addition, Honda‘s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors.

“Outside director” is defined as a director who meets all of the following independence requirements: the relevant person must be (1) a person who is not an

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of a certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company. Companies which employ the Three Committees system, including Honda shall have at least two “outside directors”.

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
(d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries. Currently, Honda has five Outside Directors all of whom are also independent Directors. Furthermore, Honda has established additional independence requirements for the Outside Directors, the “Criteria for Independence of Outside Directors” as described in Exhibit 1.4 by the resolution of the Board of Directors, and all of Outside Directors meet the criteria.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors meeting the independence requirements under Section 303A.02 of the NYSE Listed Company Manual, and the audit committee must have at least three members.

On June 23, 2021, pursuant to a resolution of the Ordinary General Meeting of Shareholders, Honda has an Audit Committee, as one of the Three Committees within its Board of Directors.

Honda is required to satisfy the requirements set forth Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees. However, as a foreign private issuer, Honda is not subject to the independence requirements applicable to U.S. issuers pursuant to Section 303A.02 of the NYSE Listed Company manual. Additionally, as a foreign private issuer, Honda is not subject to the additional requirements under the Section 303A .07 of the NYSE Listed Company manual, including that the audit committee be made up of at least three members.

Under Japan’s Company Law, the audit committee has the following responsibilities: (i) auditing the execution of duties by directors and executive officers, and preparing audit reports and (ii) determining the content of proposals regarding the election and dismissal of accounting auditors and the refusal to reelect accounting auditors to be submitted to a general meeting of shareholders. The Audit Committee shall consist of at least three directors and a majority shall be outside directors. Each director, including an Audit Committee member, has a one-year term. Honda’s regulations of the Audit Committee provide that full-time member of the Audit Committee shall be established by the resolution of the Board of Directors.

A NYSE-listed U.S. company must have a nominating/corporate governance committee entirely of independent directors.	Honda’s Directors are elected at a general meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

A proposal to elect a Director must be determined by the Nominating Committee and Honda’s Board of Directors itself does not have the power to determine a proposal to elect a Director.

Under Japan’s Company Law, the Nominating Committee is responsible for determining the content of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The Nominating Committee shall consist of at least three directors and a majority shall be outside directors. Each director, including a Nominating Committee member, has a one-year term.

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

The compensation of Honda’s Directors and Executive Officers is determined by the Compensation Committee within the Board of Directors, and a General Meeting of Shareholders of the Company does not have the power to determine the compensation of Directors.

Under Japan’s Company Law, the Compensation Committee shall establish the compensation policy as well as determine the compensation for directors and executive officers. The Compensation Committee shall consist of at least three directors and a majority shall be outside directors. Each director, including a Compensation Committee member, has a one-year term.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Honda has a stock compensation scheme (the “Scheme”) for Honda’s Executive Officers, Operating Officers and a part of Operating Executives who are residents of Japan (collectively, “Executive Officers Etc.”). Under the Scheme, which uses a Board Incentive Plan trust (the “BIP Trust”), Honda’s shares and money will be delivered and paid to Executive Officers Etc. in accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from August 2018 to August 2021 (scheduled), provided, however, that this period may be extended by a resolution of the Board of Directors for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) *1

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt *2

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above *2

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above *3

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above *4

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above *5

2.7	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *6

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*2	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995. (P)
*3	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001. (P)
*4	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.
*5	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
*6	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

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

March 31, 2021

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the Company) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 23, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of the provision for specific warranty programs

As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties balance as of March 31, 2021 was ¥481,023 million, which included the provision for specific warranty programs such as product recalls. The provision for specific warranty programs represents the estimated future warranty costs that are covered under such programs. The estimated future warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including the expected number of units to be affected and the average repair cost per unit for warranty claims.

We identified the evaluation of the provision for specific warranty programs as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s estimate of the expected number of units to be affected and the average repair cost per unit, due to the degree of subjectivity associated with such assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s product warranty accrual process. This included controls related to the development of the assumptions regarding the expected number of units to be affected and the average repair cost per unit. We assessed the Company’s assumptions regarding the expected number of units to be affected and the average repair cost per unit by evaluating:

•	the consistency of the Company’s assumptions with recent historical trends of warranty costs, taking into account changes in conditions and events affecting the Company,

•	input data used to develop those assumptions by testing the consistency of the data with underlying documents and historical claims data, and

•

facts and circumstances related to specific warranty programs identified after year end but before the consolidated financial statements were issued, and the impact, if any, of such facts and circumstances on the expected number of units to be affected and the average repair cost per unit underlying the provision for specific warranty programs at year end.

Allowance for expected credit losses on retail receivables at the finance subsidiary in the United States

As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥37,366 million as of March 31, 2021, which included the allowance for ECL on retail receivables which amounted to ¥34,286 million. The allowance for ECL on retail receivables is measured at amounts according to the ECL methodology, including the determination on whether credit risk increased significantly since initial recognition. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the Company expects to receive, which can be affected by forward-looking economic conditions. At the finance subsidiary in the United States, ECL on retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.

We identified the assessment of the allowance for ECL on retail receivables at the finance subsidiary in the United States as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to measurement uncertainty. Specifically, the assessment encompassed the evaluation of the ECL methodology, including (1) the methods and models used to derive the allowance for ECL and significant increases in credit risk since initial recognition and (2) the selection of the forward-looking economic conditions and the probability weightings. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the allowance for ECL estimate, including controls related to:

•

development of the ECL methodology and models, including the determination of significant increases in credit risk since initial recognition and the selection of the forward-looking economic conditions and the probability weightings,

•	re-evaluation of the model used to estimate expected credit losses, and

•	analysis of model results as compared to actual loss performance.

We evaluated the Company’s process to develop the allowance for ECL on retail receivables at the finance subsidiary in the United States by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board,

•

assessing the conceptual soundness and performance testing of the models by inspecting model documentation to determine whether the models are consistent with the model methodology and are suitable for their intended use,

•	evaluating the Company’s method to measure significant increases in credit risk since initial recognition by performing a sensitivity analysis over the significant increase in credit risk threshold,

•	assessing the selection of the forward-looking economic conditions and the probability weightings by comparing them to the Company’s business environment and publicly available forecasts, and

•	evaluating model back-testing results to verify model output is consistent with actual loss performance.

We also assessed the sufficiency of the audit evidence obtained by evaluating the:

•	cumulative results of the audit procedures,

•	qualitative aspects of the Company’s accounting practices, and

•	potential bias in the accounting estimates.

Estimated end of term residual values of lease vehicles at the finance subsidiary in the United States

As discussed in Note 3 (f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The depreciable amount is the cost of the lease vehicle less its estimated end of term residual value. The Company’s equipment on operating leases as of March 31, 2021 was ¥4,919,916 million, which included lease vehicles at the finance subsidiary in the United States. The Company assesses estimated end of term residual values of lease vehicles, taking into consideration external industry data and the Company’s historical experience. Estimates for end of term market values of lease vehicles are evaluated by the Company on a quarterly basis at a minimum, and adjustments to estimated end of term residual values are made on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense. At the finance subsidiary in the United States, the primary factors that affect estimated end of term residual values of lease vehicles are the percentage of leased vehicles expected to be returned by the lessee at the end of the lease term and expected loss severities based on end of term market values of lease vehicles.

We identified the assessment of estimated end of term residual values of lease vehicles at the finance subsidiary in the United States as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to measurement uncertainty. Specifically, complex auditor judgment was required to assess (1) the residual value methodology (2) the model used to estimate the percentage of leased vehicles expected to be returned by the lessee at the end of the lease term and (3) the expected loss severities based on the end of term market values of lease vehicles. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the end of term residual values of lease vehicles estimate, including controls related to the:

•	development of the residual value methodology, including the identification and determination of the expected loss severities based on the end of term market values of lease vehicles assumption,

•	development of the model used to estimate the percentage of leased vehicles expected to be returned,

•	evaluation of the percentage of lease vehicles expected to be returned by the lessees as compared to actual vehicles returned, and

•	analysis of the actual gain or loss recorded on the disposition of lease vehicles.

We evaluated the Company’s process to develop the estimated end of term residual values of lease vehicles by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s residual value methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board,

•

assessing the conceptual soundness and performance testing of the model by inspecting model documentation to determine whether the model is consistent with the model methodology and is suitable for their intended use, and

•	evaluating the Company’s expected loss severities based on the end of term market values of lease vehicles assumption by comparing it to specific portfolio risk characteristics and trends.

We also assessed the sufficiency of the audit evidence obtained by evaluating the:

•	cumulative results of the audit procedures,

•	qualitative aspects of the Company’s accounting practices, and

•	potential bias in the accounting estimates.

/s/ KPMG AZSA LLC

We have served as the Company’s auditor since 1962.

Tokyo, Japan

June 23, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Honda Motor Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Honda Motor Co., Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated June 23, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AZSA LLC

Tokyo, Japan

June 23, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

March 31, 2020 and 2021

		Yen (millions)
	Note	2020	2021
Assets
Current assets:
Cash and cash equivalents	5	¥2,672,353	¥2,758,020
Trade receivables	6	633,909	801,814
Receivables from financial services	7	1,878,358	1,794,654
Other financial assets	8	190,053	295,307
Inventories	9	1,560,568	1,545,600
Other current assets		365,769	383,696

Total current assets		7,301,010	7,579,091

Non-current assets:
Investments accounted for using the equity method	10	655,475	891,002
Receivables from financial services	7	3,282,807	3,619,896
Other financial assets	8	441,724	628,533
Equipment on operating leases	11	4,626,063	4,919,916
Property, plant and equipment	12	3,051,704	3,021,514
Intangible assets	13	760,434	818,763
Deferred tax assets	23	132,553	99,552
Other non-current assets		209,695	342,763

Total non-current assets		13,160,455	14,341,939

Total assets		¥20,461,465	¥21,921,030

Liabilities and Equity
Current liabilities:
Trade payables	14	¥958,469	¥1,088,061
Financing liabilities	15	3,248,457	3,005,624
Accrued expenses		449,716	415,106
Other financial liabilities	16	209,065	182,145
Income taxes payable		43,759	47,793
Provisions	17	287,175	362,151
Other current liabilities		593,447	614,577

Total current liabilities		5,790,088	5,715,457

Non-current liabilities:
Financing liabilities	15	4,221,229	4,715,361
Other financial liabilities	16	303,570	280,809
Retirement benefit liabilities	18	578,909	358,532
Provisions	17	238,439	278,890
Deferred tax liabilities	23	698,868	842,001
Other non-current liabilities		344,339	357,141

Total non-current liabilities		6,385,354	6,832,734

Total liabilities		12,175,442	12,548,191

Equity:
Common stock		86,067	86,067
Capital surplus		171,823	172,049
Treasury stock		(273,940)	(273,786)
Retained earnings		8,142,948	8,901,266
Other components of equity		(114,639)	196,710

Equity attributable to owners of the parent		8,012,259	9,082,306
Non-controlling interests		273,764	290,533

Total equity	19	8,286,023	9,372,839

Total liabilities and equity		¥20,461,465	¥21,921,030

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2019, 2020 and 2021

		Yen (millions)
	Note	2019	2020	2021
Sales revenue	20	¥15,888,617	¥14,931,009	¥13,170,519
Operating costs and expenses:
Cost of sales		(12,580,949)	(11,851,659)	(10,439,689)
Selling, general and administrative		(1,774,393)	(1,641,590)	(1,331,728)
Research and development	21	(806,905)	(804,123)	(738,894)

Total operating costs and expenses		(15,162,247)	(14,297,372)	(12,510,311)

Operating profit		726,370	633,637	660,208

Share of profit of investments accounted for using the equity method	10	228,827	164,203	272,734
Finance income and finance costs:
Interest income	22	48,618	49,412	19,805
Interest expense	22	(13,217)	(24,689)	(13,877)
Other, net	22	(11,223)	(32,645)	(24,817)

Total finance income and finance costs		24,178	(7,922)	(18,889)

Profit before income taxes		979,375	789,918	914,053
Income tax expense	23	(303,089)	(279,986)	(218,609)

Profit for the year		¥676,286	¥509,932	¥695,444

Profit for the year attributable to:
Owners of the parent		610,316	455,746	657,425
Non-controlling interests		65,970	54,186	38,019

		Yen
		2019	2020	2021
Earnings per share attributable to owners of the parent Basic and diluted	24	¥345.99	¥260.13	¥380.75

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2019, 2020 and 2021

		Yen (millions)
	Note	2019	2020	2021
Profit for the year		¥676,286	¥509,932	¥695,444

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(23,745)	(102,983)	238,262
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(24,046)	(23,361)	67,603
Share of other comprehensive income of investments accounted for using the equity method	10	(2,837)	(1,550)	4,910
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		228	279	(43)
Exchange differences on translating foreign operations		95,568	(293,201)	239,097
Share of other comprehensive income of investments accounted for using the equity method	10	(18,847)	(30,393)	27,350

Total other comprehensive income, net of tax	19	26,321	(451,209)	577,179

Comprehensive income for the year		¥702,607	¥58,723	¥1,272,623

Comprehensive income for the year attributable to:
Owners of the parent		637,609	24,287	1,214,757
Non-controlling interests		64,998	34,436	57,866

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years ended March 31, 2019, 2020 and 2021

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2018		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095

Effect of changes in accounting policy					(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation					(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year					610,316		610,316	65,970	676,286
Other comprehensive income, net of tax	19					27,293	27,293	(972)	26,321

Total comprehensive income for the year					610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings	19				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid	19				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock				(64,557)			(64,557)		(64,557)
Disposal of treasury stock				1			1		1
Share-based payment transactions			342				342		342
Equity transactions and others									—

Total transactions with owners and other			342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes					(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the year
Profit for the year					455,746		455,746	54,186	509,932
Other comprehensive income, net of tax	19					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year					455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings	19				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid	19				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock				(96,284)			(96,284)		(96,284)
Disposal of treasury stock				171			171		171
Share-based payment transactions			363				363		363
Equity transactions and others								(3,049)	(3,049)

Total transactions with owners and other			363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes					12,797		12,797		12,797

Balance as of March 31, 2020		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the year
Profit for the year					657,425		657,425	38,019	695,444
Other comprehensive income, net of tax	19					557,332	557,332	19,847	577,179

Total comprehensive income for the year					657,425	557,332	1,214,757	57,866	1,272,623
Reclassification to retained earnings	19				245,983	(245,983)	—		—
Transactions with owners and other
Dividends paid	19				(145,090)		(145,090)	(43,348)	(188,438)
Purchases of treasury stock				(6)			(6)		(6)
Disposal of treasury stock				160			160		160
Share-based payment transactions			226				226		226
Equity transactions and others								2,251	2,251

Total transactions with owners and other			226	154	(145,090)		(144,710)	(41,097)	(185,807)

Balance as of March 31, 2021		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2019, 2020 and 2021

		Yen (millions)
	Note	2019	2020	2021
Cash flows from operating activities:
Profit before income taxes		¥979,375	¥789,918	¥914,053
Depreciation, amortization and impairment losses excluding equipment on operating leases		721,695	699,877	624,239
Share of profit of investments accounted for using the equity method		(228,827)	(164,203)	(272,734)
Finance income and finance costs, net		(88,608)	(47,892)	22,630
Interest income and interest costs from financial services, net		(124,076)	(130,636)	(137,178)
Changes in assets and liabilities
Trade receivables		9,344	132,702	(133,788)
Inventories		(60,906)	(59,931)	68,281
Trade payables		(11,816)	(141,159)	101,301
Accrued expenses		25,372	(4,529)	(40,927)
Provisions and retirement benefit liabilities		(1,590)	118	106,829
Receivables from financial services		(260,704)	103,614	(59,934)
Equipment on operating leases		(230,311)	(270,677)	(161,579)
Other assets and liabilities		11,045	(20,524)	(72,473)
Other, net		3,706	10,959	5,190
Dividends received		175,244	185,742	191,112
Interest received		270,776	288,821	236,729
Interest paid		(150,162)	(162,263)	(113,100)
Income taxes paid, net of refund		(263,569)	(230,522)	(206,272)

Net cash provided by operating activities		775,988	979,415	1,072,379
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(420,768)	(370,195)	(318,410)
Payments for additions to and internally developed intangible assets		(187,039)	(231,063)	(232,727)
Proceeds from sales of property, plant and equipment and intangible assets		20,765	17,638	6,770
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method		(2,401)	(14,584)	(110,747)
Proceeds from sales of investments accounted for using the equity method		—	—	12,570
Payments for acquisitions of other financial assets		(506,431)	(282,806)	(433,375)
Proceeds from sales and redemptions of other financial assets		515,670	265,980	276,808
Other, net		2,649	(1,404)	—

Net cash used in investing activities		(577,555)	(619,481)	(796,881)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		8,435,249	9,037,608	9,115,347
Repayments of short-term financing liabilities		(8,213,698)	(9,039,601)	(9,294,859)
Proceeds from long-term financing liabilities		1,900,257	2,021,173	1,948,835
Repayments of long-term financing liabilities		(1,726,097)	(1,676,504)	(1,798,429)
Dividends paid to owners of the parent		(194,271)	(196,795)	(145,090)
Dividends paid to non-controlling interests		(66,872)	(54,280)	(41,755)
Purchases and sales of treasury stock, net		(64,556)	(96,113)	154
Repayments of lease liabilities		(47,088)	(78,659)	(67,628)
Other, net		—	(4,240)	(555)

Net cash provided by (used in) financing activities		22,924	(87,411)	(283,980)
Effect of exchange rate changes on cash and cash equivalents		16,276	(94,291)	94,149

Net change in cash and cash equivalents		237,633	178,232	85,667
Cash and cash equivalents at beginning of year		2,256,488	2,494,121	2,672,353

Cash and cash equivalents at end of year	5	¥2,494,121	¥2,672,353	¥2,758,020

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

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

(d) New Accounting Standards and Interpretations Not Yet Adopted

None of new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2021 have a significant effect on the consolidated financial statements.

(e) Use of Estimates and Judgments

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

Regarding the spread of COVID-19, despite widespread vaccinations in certain countries, it is still unclear at present as to when COVID-19 will end. As of the date of this report, economic activities in major countries or

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

regions have been on a recovery trend. Honda accounted for estimates using the assumptions that the market will recover to pre-COVID-19 level. As the spread of COVID-19 may have more adverse impact on market trend and economic conditions, actual results in any future periods could differ materially from the estimates.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2019, 2020 and 2021.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

(Finance lease – Losses on lease residual values)

The losses on lease residual values is management’s estimate of probable losses arising from declines in the estimated lease residual values incurred on receivables from finance leases. The finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of a part of vehicles leased as finance leases to customers. The losses on lease residual values are maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The losses on lease residual value is based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

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

(Finance lease – Losses on lease residual values)

The losses on lease residual values is management’s estimate of probable losses arising from declines in the estimated lease residual values incurred on receivables from finance leases. The finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of a part of vehicles leased as finance leases to customers. The losses on lease residual values are maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The losses on lease residual value is based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

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

(n) Revenue Recognition

1) Sale of products

Sales of products are reported by Motorcycle business, Automobile business, Life creation and other businesses. For details of the information on each business, see note 4.

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

(a) Segment Information

Segment information as of and for the years ended March 31, 2019, 2020 and 2021 is as follows:

As of and for the year ended March 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,100,155	¥11,072,117	¥2,365,355	¥350,990	¥15,888,617	¥—	¥15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—

Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	¥291,642	¥209,694	¥235,945	¥(10,911)	¥726,370	¥—	¥726,370

Share of profit of investments accounted for using the equity method	¥29,704	¥198,505	¥—	¥618	¥228,827	¥—	¥228,827
Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Investments accounted for using the equity method	88,494	619,091	—	5,454	713,039	—	713,039
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252
Impairment losses on non-financial assets	1,404	32,674	12,716	14	46,808	—	46,808
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	34,720	—	34,720	—	34,720

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,059,335	¥9,959,080	¥2,586,965	¥325,629	¥14,931,009	¥—	¥14,931,009
Intersegment	—	235,558	13,972	25,025	274,555	(274,555)	—

Total	2,059,335	10,194,638	2,600,937	350,654	15,205,564	(274,555)	14,931,009

Segment profit (loss)	¥285,668	¥153,323	¥219,704	¥(25,058)	¥633,637	¥—	¥633,637

Share of profit of investments accounted for using the equity method	¥34,526	¥129,114	¥—	¥563	¥164,203	¥—	¥164,203
Segment assets	1,483,888	7,821,499	10,282,136	354,472	19,941,995	519,470	20,461,465
Investments accounted for using the equity method	83,144	566,582	—	5,749	655,475	—	655,475
Depreciation and amortization	67,512	555,153	823,996	14,742	1,461,403	—	1,461,403
Capital expenditures	93,871	498,260	2,248,597	17,611	2,858,339	—	2,858,339
Impairment losses on non-financial assets	345	57,817	36,039	15	94,216	—	94,216
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	56,894	—	56,894	—	56,894
As of and for the year ended March 31, 2021
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,787,283	¥8,567,205	¥2,494,294	¥321,737	¥13,170,519	¥—	¥13,170,519
Intersegment	—	212,144	12,494	20,107	244,745	(244,745)	—

Total	1,787,283	8,779,349	2,506,788	341,844	13,415,264	(244,745)	13,170,519

Segment profit (loss)	¥224,608	¥90,255	¥356,980	¥(11,635)	¥660,208	¥—	¥660,208

Share of profit of investments accounted for using the equity method	¥18,164	¥254,079	¥—	¥491	¥272,734	¥—	¥272,734
Segment assets	1,555,057	8,643,109	10,832,645	374,169	21,404,980	516,050	21,921,030
Investments accounted for using the equity method	88,476	796,036	—	6,490	891,002	—	891,002
Depreciation and amortization	68,258	515,241	825,975	15,644	1,425,118	—	1,425,118
Capital expenditures	48,800	500,431	2,006,264	11,609	2,567,104	—	2,567,104
Impairment losses on non-financial assets	726	19,999	(16,319)	357	4,763	—	4,763
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	(5,038)	—	(5,038)	—	(5,038)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2019, 2020 and 2021 amounted to ¥682,842 million, ¥787,022 million and ¥696,327 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.

Provisions for product warranties accrued for the years ended March 31, 2019, 2020 and 2021 are ¥247,194 million, ¥212,275 million and ¥272,076 million, respectively. These are mainly included in Automobile business.

6.

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2019, 2020 and 2021 are ¥32,565 million, ¥37,752 million and ¥28,420 million respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Life creation and other businesses.

7	Right-of-use assets are not included in Capital expenditures.

(b) Product or Service Groups Information

Sales revenue by product or service groups of Honda for the years ended March 31, 2019, 2020 and 2021 is as follows:

	Yen (millions)
	2019	2020	2021
Motorcycles and relevant parts	¥1,986,968	¥1,921,065	¥1,658,871
All-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	113,187	138,270	128,412
Automobiles and relevant parts	12,173,065	11,199,477	9,746,374
Financial services	1,264,407	1,346,568	1,315,125
Power products and relevant parts	266,012	243,251	257,237
Others	84,978	82,378	64,500

Total	¥15,888,617	¥14,931,009	¥13,170,519

(c) Geographical Information

The sales revenue and carrying amounts of non-current assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2019, 2020 and 2021 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2021

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,190,797	¥6,291,857	¥4,687,865	¥13,170,519
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,050,270	¥4,242,405	¥1,641,793	¥8,934,468

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,190,797	¥7,081,264	¥503,549	¥2,966,814	¥428,095	¥13,170,519	¥—	¥13,170,519
Inter-geographic areas	1,677,038	399,573	178,300	491,965	6,400	2,753,276	(2,753,276)	—

Total	3,867,835	7,480,837	681,849	3,458,779	434,495	15,923,795	(2,753,276)	13,170,519

Operating profit (loss)	¥(75,935)	¥455,888	¥27,460	¥251,886	¥(5,034)	¥654,265	¥5,943	¥660,208

Assets	¥5,295,475	¥12,209,455	¥677,066	¥3,267,417	¥482,918	¥21,932,331	¥(11,301)	¥21,921,030
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,050,270	¥5,039,085	¥60,790	¥666,795	¥117,528	¥8,934,468	¥—	¥8,934,468

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

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
5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2019, 2020 and 2021 amounted to ¥682,842 million, ¥787,022 million and ¥696,327 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

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

The Company and its certain subsidiaries recognized ¥68,092 million of losses including an impairment loss on property, plant and equipment, employee benefits and other expenses. Of the total loss and expenses, ¥56,590 million is included in cost of sales and ¥11,502 million is included in selling, general and administrative in the consolidated statement of income for the year ended March 31, 2019.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Cash and deposits	¥2,017,247	¥2,037,392
Cash equivalents	655,106	720,628

Total	¥2,672,353	¥2,758,020

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

(6) Trade Receivables

Trade receivables are classified as financial assets measured at amortized cost.

Trade receivables as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Trade accounts and notes receivable	¥526,403	¥689,347
Other	118,808	122,988
Allowance for impairment losses	(11,302)	(10,521)

Total	¥633,909	¥801,814

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Balance at beginning of year	¥14,389	¥12,555	¥11,302

Remeasurement	¥251	¥589	¥516
Write-offs	(1,590)	(971)	(1,312)
Exchange differences on translating foreign operations	(495)	(871)	15

Balance at end of year	¥12,555	¥11,302	¥10,521

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

Receivables from financial services are mainly classified into financial assets measured at amortized cost.

Receivables from financial services as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Consumer finance receivables:
Retail	¥4,440,364	¥4,847,906
Finance lease	125,958	126,766
Dealer finance receivables:
Wholesale	666,992	486,138

Subtotal	¥5,233,314	¥5,460,810

Allowance for credit losses	¥(63,468)	¥(37,366)
Unearned interest income and fees	(8,681)	(8,894)

Total	¥5,161,165	¥5,414,550

Current assets	¥1,878,358	¥1,794,654
Non-current assets	3,282,807	3,619,896

Total	¥5,161,165	¥5,414,550

Finance lease receivables

The lease payments receivable under the finance leases by maturity as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Within 1 year	¥22,808	¥22,339
Between 1 and 2 years	20,578	22,566
Between 2 and 3 years	13,370	10,861
Between 3 and 4 years	6,097	5,297
Between 4 and 5 years	1,359	1,289
Later than 5 years	77	94

Undiscounted lease payments receivable	¥64,289	¥62,446

Unearned finance income	¥(4,091)	¥(3,829)

Unguaranteed residual value	¥57,079	¥59,255

Net investment in the lease	¥117,277	¥117,872

For the nature of the lessor’s leasing activities and the risk management strategy, see note 3(i) and (j).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses

The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2019, 2020 and 2021 are as follows:

For the years ended March 31, 2019, 2020 and 2021

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥32,076

Effect of adopting IFRS 9 (2014)				¥4,599

Balance as of April 1, 2018 under IFRS 9 (2014)	¥20,574	¥9,543	¥6,558	¥36,675

Remeasurement	¥1,778	¥579	¥31,506	¥33,873
Write-offs	—	—	(30,986)	(30,986)
Exchange differences on translating foreign operations	250	285	(337)	198

Balance as of March 31, 2019	¥22,612	¥10,407	¥6,741	¥39,760

Remeasurement	¥5,547	¥16,637	¥32,649	¥54,833
Write-offs	—	—	(31,436)	(31,436)
Exchange differences on translating foreign operations	(1,504)	(412)	(1,000)	(2,916)

Balance as of March 31, 2020	¥26,655	¥26,632	¥6,954	¥60,241

Remeasurement	¥(3,286)	¥(20,319)	¥18,827	¥(4,778)
Write-offs	—	—	(20,733)	(20,733)
Exchange differences on translating foreign operations	111	(390)	(165)	(444)

Balance as of March 31, 2021	¥23,480	¥5,923	¥4,883	¥34,286

Finance lease:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥821

Effect of adopting IFRS 9 (2014)				¥—

Balance as of April 1, 2018 under IFRS 9 (2014)	¥604	¥78	¥139	¥821

Remeasurement	¥(19)	¥(3)	¥114	¥92
Write-offs	—	—	(125)	(125)
Exchange differences on translating foreign operations	(51)	(3)	(4)	(58)

Balance as of March 31, 2019	¥534	¥72	¥124	¥730

Remeasurement	¥(15)	¥29	¥128	¥142
Write-offs	—	—	(130)	(130)
Exchange differences on translating foreign operations	(38)	(5)	(9)	(52)

Balance as of March 31, 2020	¥481	¥96	¥113	¥690

Remeasurement	¥(65)	¥71	¥136	¥142
Write-offs	—	—	(107)	(107)
Exchange differences on translating foreign operations	54	17	17	88

Balance as of March 31, 2021	¥470	¥184	¥159	¥813

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Wholesale:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥1,906

Effect of adopting IFRS 9 (2014)				¥—

Balance as of April 1, 2018 under IFRS 9 (2014)	¥1,553	¥309	¥44	¥1,906

Remeasurement	¥(49)	¥35	¥769	¥755
Write-offs	—	—	153	153
Exchange differences on translating foreign operations	(85)	(15)	(1)	(101)

Balance as of March 31, 2019	¥1,419	¥329	¥965	¥2,713

Remeasurement	¥127	¥2	¥1,776	¥1,905
Write-offs	—	—	(1,784)	(1,784)
Exchange differences on translating foreign operations	(109)	(13)	(175)	(297)

Balance as of March 31, 2020	¥1,437	¥318	¥782	¥2,537

Remeasurement	¥160	¥(270)	¥(292)	¥(402)
Write-offs	—	—	18	18
Exchange differences on translating foreign operations	144	14	(44)	114

Balance as of March 31, 2021	¥1,741	¥62	¥464	¥2,267

Total:
Balance as of April 1, 2018 under IFRS 9 (2013)				¥34,803

Effect of adopting IFRS 9 (2014)				¥4,599

Balance as of April 1, 2018 under IFRS 9 (2014)	¥22,731	¥9,930	¥6,741	¥39,402

Remeasurement	¥1,720	¥611	¥32,389	¥34,720
Write-offs	—	—	(30,958)	(30,958)
Exchange differences on translating foreign operations	114	267	(342)	39

Balance as of March 31, 2019	¥24,565	¥10,808	¥7,830	¥43,203

Remeasurement	¥5,659	¥16,668	¥34,553	¥56,880
Write-offs	—	—	(33,350)	(33,350)
Exchange differences on translating foreign operations	(1,651)	(430)	(1,184)	(3,265)

Balance as of March 31, 2020	¥28,573	¥27,046	¥7,849	¥63,468

Remeasurement	¥(3,191)	¥(20,518)	¥18,671	¥(5,038)
Write-offs	—	—	(20,822)	(20,822)
Exchange differences on translating foreign operations	309	(359)	(192)	(242)

Balance as of March 31, 2021	¥25,691	¥6,169	¥5,506	¥37,366

For more information on allowance for credit losses, see note 25(c).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets

Other financial assets as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥144,554	¥147,472
Debt securities	62,204	173,302
Guaranty deposits	12,266	12,006
Restricted cash	64,152	49,166
Other	10,743	13,612
Allowance for impairment losses	(3,364)	(3,358)
Financial assets measured at fair value through other comprehensive income:
Debt securities	9,069	10,134
Equity securities	178,001	344,205
Financial assets measured at fair value through profit or loss:
Derivatives	95,804	108,978
Debt securities	58,348	68,323

Total	¥631,777	¥923,840

Current assets	¥190,053	¥295,307
Non-current assets	441,724	628,533

Total	¥631,777	¥923,840

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Balance at beginning of year	¥10,145	¥4,233	¥3,364

Remeasurement	¥284	¥600	¥792
Write-offs	(6,194)	(1,463)	(805)
Exchange differences on translating foreign operations	(2)	(6)	7

Balance at end of year	¥4,233	¥3,364	¥3,358

The allowance for impairment losses on other financial assets for the years ended March 31, 2019, 2020 and 2021 are mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2020 and 2021 are as follows:

As of March 31, 2020

Yen (millions)
Fair value
GM Cruise Holdings LLC	¥85,649
Stanley Electric Co., Ltd.	19,690
Mitsubishi UFJ Financial Group, Inc.	5,844
Tokio Marine Holdings, Inc.	5,409
NIKKON Holdings Co., Ltd.	5,184
Daido Steel Co., Ltd.	4,542

As of March 31, 2021

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥124,782
GM Cruise Holdings LLC	94,324
Stanley Electric Co., Ltd.	30,431
Mitsubishi UFJ Financial Group, Inc.	8,581
Daido Steel Co., Ltd.	6,670
Tokio Marine Holdings, Inc.	5,753

Honda sells (derecognizes) the equity securities designated as financial assets measured at fair value through other comprehensive income to improve efficiency and effectiveness in the utilization of resources.

The fair values at the date of derecognition and cumulative net gains or losses recognized in other comprehensive income in equity for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Fair value	¥61,038	¥33	¥2,181
Cumulative net gain or loss	¥39,382	¥(23)	¥416

(9) Inventories

Inventories as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Finished goods	¥909,076	¥784,544
Work in process	76,264	71,853
Raw materials	575,228	689,203

Total	¥1,560,568	¥1,545,600

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2019, 2020 and 2021 are ¥32,565 million, ¥37,752 million and ¥28,420 million, respectively.

(10) Investments accounted for using the equity method

Honda’s equity in affiliates and joint ventures as of March 31, 2020 and 2021 is as follows:

	Yen (millions)
	2020	2021
Investments accounted for using the equity method:
Affiliates	¥378,012	¥537,702
Joint ventures	277,463	353,300

Total	¥655,475	¥891,002

Honda’s equity of undistributed earnings:
Affiliates	¥293,489	¥198,432
Joint ventures	222,061	262,599

Total	¥515,550	¥461,031

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2019, 2020 and 2021 is as follows:

	Yen (millions)
	2019	2020	2021
Profit for the year:
Affiliates	¥43,137	¥(434)	¥53,511
Joint ventures	185,690	164,637	219,223

Total	¥228,827	¥164,203	¥272,734

Other comprehensive income:
Affiliates	¥(13,150)	¥(5,758)	¥(1,197)
Joint ventures	(8,534)	(26,185)	33,457

Total	¥(21,684)	¥(31,943)	¥32,260

Comprehensive income for the year:
Affiliates	¥29,987	¥(6,192)	¥52,314
Joint ventures	177,156	138,452	252,680

Total	¥207,143	¥132,260	¥304,994

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

Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. as of March 31, 2020 and 2021 is as follows:

	Yen (millions)
	2020	2021
Current assets	¥347,462	¥687,417
Non-current assets	196,439	238,507

Total assets	543,901	925,924

Current liabilities	316,519	608,408
Non-current liabilities	28,229	32,860

Total liabilities	344,748	641,268

Total equity	¥199,153	¥284,657

Honda’s share of total equity (50%)	99,577	142,328
Equity method adjustments	(1,204)	(1,212)

Carrying amount of its interest in the joint venture	¥98,373	¥141,116

Cash and cash equivalents included in current assets	¥246,736	¥332,031
Financial liabilities (excluding trade payables and provisions) included in current liabilities	67,414	5,363

Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. for the years ended March 31, 2019, 2020 and 2021 is as follows:

	Yen (millions)
	2019	2020	2021
Sales revenue	¥1,696,651	¥1,516,160	¥2,201,051
Interest income	6,190	8,019	9,412
Depreciation and amortization	16,091	18,870	23,055
Income tax expense	58,504	48,622	65,102
Profit for the year	176,787	130,327	197,217
Other comprehensive income	(8,354)	(21,100)	25,462

Comprehensive income for the year	¥168,433	¥109,227	¥222,679

Comprehensive income for the year (50%)	84,217	54,614	111,340
Equity method adjustments	56	53	53

Honda’s share of comprehensive income for the year	¥84,273	¥54,667	¥111,393

Dividend from the joint venture to Honda	¥70,788	¥72,760	¥102,767

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2020 and 2021, and for the years ended March 31, 2019, 2020 and 2021 is as follows:

	Yen (millions)
For the year ended March 31, 2019	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Sales revenue	¥170,750	¥2,657,023	¥7,004	¥2,834,777
Profit for the year	8,654	143,833	766	153,253

	Yen (millions)
As of and for the year ended March 31, 2020	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥49,706	¥1,146,286	¥10,010	¥1,206,002
Non-current assets	28,071	1,083,789	21,565	1,133,425

Total assets	77,777	2,230,075	31,575	2,339,427

Current liabilities	21,337	587,533	2,681	611,551
Non-current liabilities	3,844	224,505	1,136	229,485

Total liabilities	25,181	812,038	3,817	841,036

Total equity	¥52,596	¥1,418,037	¥27,758	¥1,498,391

Sales revenue	¥160,557	¥2,505,819	¥7,342	¥2,673,718
Profit for the year	8,094	69,339	914	78,347

	Yen (millions)
As of and for the year ended March 31, 2021	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥54,369	¥1,458,252	¥11,813	¥1,524,434
Non-current assets	27,677	1,952,423	21,709	2,001,809

Total assets	82,046	3,410,675	33,522	3,526,243

Current liabilities	25,399	1,015,374	3,140	1,043,913
Non-current liabilities	3,167	616,924	1,180	621,271

Total liabilities	28,566	1,632,298	4,320	1,665,184

Total equity	¥53,480	¥1,778,377	¥29,202	¥1,861,059

Sales revenue	¥122,605	¥1,933,675	¥6,331	¥2,062,611
Profit for the year	2,552	2,593	843	5,988

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2020 and 2021, and for the years ended March 31, 2019, 2020 and 2021 is as follows:

	Yen (millions)
For the year ended March 31, 2019	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Sales revenue	¥746,385	¥3,819,913	¥5,907	¥4,572,205
Profit for the year	54,230	316,491	433	371,154

	Yen (millions)
As of and for the year ended March 31, 2020	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥201,170	¥867,758	¥3,592	¥1,072,520
Non-current assets	114,106	373,274	661	488,041

Total assets	315,276	1,241,032	4,253	1,560,561

Current liabilities	181,772	766,635	1,190	949,597
Non-current liabilities	11,483	49,058	648	61,189

Total liabilities	193,255	815,693	1,838	1,010,786

Total equity	¥122,021	¥425,339	¥2,415	¥549,775

Sales revenue	¥791,250	¥3,483,024	¥6,413	¥4,280,687
Profit for the year	63,819	264,216	568	328,603

	Yen (millions)
As of and for the year ended March 31, 2021	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥221,524	¥1,548,875	¥4,120	¥1,774,519
Non-current assets	120,238	423,270	704	544,212

Total assets	341,762	1,972,145	4,824	2,318,731

Current liabilities	191,565	1,334,240	1,305	1,527,110
Non-current liabilities	17,035	61,312	879	79,226

Total liabilities	208,600	1,395,552	2,184	1,606,336

Total equity	¥133,162	¥576,593	¥2,640	¥712,395

Sales revenue	¥543,504	¥4,839,927	¥3,443	¥5,386,874
Profit for the year	33,115	403,088	174	436,377

The amounts of a joint venture that is material to the Company are included in above.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Management Integration)

Through tender offers (the “Tender Offers”) targeting our affiliates accounted for using the equity method which are Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”) conducted by Honda from September 2, 2020 to October 15, 2020 and the subsequent procedures for demand for sale of shares pursuant to the provisions of Article 179 of the Company Law of Japan, Honda has obtained all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies) for the year ended March 31, 2021.

In accordance with the basic contract agreed between Hitachi, Ltd., Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”) which is a consolidated subsidiary of Hitachi, Ltd., the Target Companies and Honda on October 30, 2019 to conduct a management integration, agreements of absorption-type merger in which Hitachi Automotive Systems will be the surviving company, and the Target Companies will be the disappearing companies (the “Absorption-type Merger”) were respectively concluded between each of the Target Companies and Hitachi Automotive Systems on November 18, 2020.

In the Absorption-type Merger, common shares of the surviving company after the Absorption-type Merger (the “Integrated Company”) were allotted to Honda as the consideration for the merger, in a merger ratio where the number of voting rights of the Integrated Company held by Honda will account for 33.4% of the number of voting rights held by all shareholders of the Integrated Company. On January 1, 2021, the effective date of Absorption-type Merger, the Integrated Company became our affiliate accounted for using the equity method. As of the same date, the Integrated Company changed its name to “Hitachi Astemo, Ltd.”

Prior to the effective date of the Absorption-type Merger, in order to have the ratio of the total share value of the Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, the share values of the Target Companies had been adjusted through acquisitions of treasury shares by the Target Companies.

For the year ended March 31, 2021, upon the successful completion of the Tender Offers for the Target Companies, the Company recognized reversal of impairment losses of ¥56,849 million which had been previously recognized on the investments in certain Target Companies accounted for using the equity method, based on quoted market values which had increased since the announcement of the Tender Offers. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the Automobile business segment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases

Equipment on operating leases are mainly vehicles.

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2020 and 2021 are as follows:

(Cost)

Yen (millions)
Balance as of April 1, 2019	¥5,700,511

Additions	¥2,244,893
Sales or disposal	(1,914,083)
Exchange differences on translating foreign operations	(127,747)
Other	—

Balance as of March 31, 2020	¥5,903,574

Additions	¥2,001,898
Sales or disposal	(1,777,101)
Exchange differences on translating foreign operations	174,338
Other	—

Balance as of March 31, 2021	¥6,302,709

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2019	¥(1,251,662)

Depreciation	¥(819,705)
Sales or disposal	801,133
Exchange differences on translating foreign operations	28,760
Other	(36,037)

Balance as of March 31, 2020	¥(1,277,511)

Depreciation	¥(821,963)
Sales or disposal	740,627
Exchange differences on translating foreign operations	(40,267)
Other	16,321

Balance as of March 31, 2021	¥(1,382,793)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2020	¥4,626,063
Balance as of March 31, 2021	4,919,916

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Future lease payments)

Future lease payments expected to be received under the operating leases by maturity as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Within 1 year	¥784,148	¥818,025
Between 1 and 2 years	577,856	571,632
Between 2 and 3 years	274,122	271,863
Between 3 and 4 years	91,320	86,070
Between 4 and 5 years	27,421	25,488
Later than 5 years	—	554

Total	¥1,754,867	¥1,773,632

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.

(Lease income)

Operating leases income for the years ended March 31, 2020 and 2021 are ¥1,062,879 million and ¥1,069,374million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12) Property, Plant and Equipment

The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2020 and 2021 are as follows:

(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2019	¥546,883	¥2,327,523	¥5,514,983	¥213,969	¥8,603,358

Effect of adopting IFRS 16	76,774	139,914	41,666	—	258,354

Balance as of April 1, 2019 under IFRS 16	623,657	2,467,437	5,556,649	213,969	8,861,712

Additions	7,519	28,933	125,151	293,566	455,169
Reclassification	87	59,861	215,358	(275,306)	—
Sales or disposal	(6,896)	(19,531)	(231,388)	—	(257,815)
Exchange differences on translating foreign operations	(7,860)	(59,431)	(192,632)	(9,717)	(269,640)
Other	(820)	(9,075)	(31,325)	(239)	(41,459)

Balance as of March 31, 2020	¥615,687	¥2,468,194	¥5,441,813	¥222,273	¥8,747,967

Additions	8,534	28,538	79,952	273,057	390,081
Reclassification	1,305	50,529	233,463	(285,297)	—
Sales or disposal	(3,469)	(30,366)	(208,700)	—	(242,535)
Exchange differences on translating foreign operations	6,735	47,479	143,683	7,287	205,184
Other	(68)	(5,469)	(3,094)	(122)	(8,753)

Balance as of March 31, 2021	¥628,724	¥2,558,905	¥5,687,117	¥217,198	¥9,091,944

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2019	¥(4,564)	¥(1,350,382)	¥(4,262,435)	¥(4,137)	¥(5,621,518)

Effect of adopting IFRS 16	—	—	—	—	—

Balance as of April 1, 2019 under IFRS 16	¥(4,564)	¥(1,350,382)	¥(4,262,435)	¥(4,137)	¥(5,621,518)

Depreciation	(6,218)	(88,565)	(375,537)	—	(470,320)
Sales or disposal	860	12,673	198,448	—	211,981
Exchange differences on translating foreign operations	156	28,116	144,226	153	172,651
Other	(751)	3,176	6,369	2,149	10,943

Balance as of March 31, 2020	¥(10,517)	¥(1,394,982)	¥(4,288,929)	¥(1,835)	¥(5,696,263)

Depreciation	(6,118)	(89,997)	(331,948)	—	(428,063)
Sales or disposal	2,031	16,569	181,325	—	199,925
Exchange differences on translating foreign operations	(263)	(27,643)	(113,736)	(154)	(141,796)
Other	(1,742)	(260)	(2,132)	(99)	(4,233)

Balance as of March 31, 2021	¥(16,609)	¥(1,496,313)	¥(4,555,420)	¥(2,088)	¥(6,070,430)

(Carrying amount)
	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2020	¥605,170	¥1,073,212	¥1,152,884	¥220,438	¥3,051,704
Balance as of March 31, 2021	612,115	1,062,592	1,131,697	215,110	3,021,514

For commitments for purchases of property, plant and equipment, see note 28.

(Right-of-use Assets)

Property, plant and equipment in the consolidated statements of financial position include the right-of-use assets under lease arrangements, which are mainly included in Automobile business.

Honda leases mainly dealer’s stores, company housing and parking lots, under arrangements that often contain extension and termination options. Since lease contracts are managed at each company and individually negotiated, the lease contracts include various terms. Extension and termination options are included mainly in order to enhance operational flexibly of each company.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the right-of-use assets for the years ended March 31, 2020 and 2021 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total
Balance as of April 1, 2019	¥81,363	¥142,598	¥95,707	¥319,668

Additions	6,263	19,988	53,276	79,527
Depreciation	(6,218)	(14,755)	(52,437)	(73,410)
Other	(3,492)	(5,310)	(10,941)	(19,743)

Balance as of March 31, 2020	¥77,916	¥142,521	¥85,605	¥306,042

Additions	8,488	24,270	36,029	68,787
Depreciation	(6,118)	(12,997)	(43,088)	(62,203)
Other	257	(18,491)	938	(17,296)

Balance as of March 31, 2021	¥80,543	¥135,303	¥79,484	¥295,330

(13) Intangible Assets

The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2020 and 2021 are as follows:

(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2019	¥1,030,142	¥379,564	¥38,288	¥1,447,994

Additions	¥—	¥14,971	¥14,065	¥29,036
Internally developed	192,397	16,370	—	208,767
Sales or disposal	(136,575)	(9,473)	(826)	(146,874)
Exchange differences on translating foreign operations	(2,439)	(9,684)	(2,329)	(14,452)
Other	—	984	(3,008)	(2,024)

Balance as of March 31, 2020	¥1,083,525	¥392,732	¥46,190	¥1,522,447

Additions	¥—	¥19,233	¥11,236	¥30,469
Internally developed	201,889	11,554	—	213,443
Sales or disposal	(180,744)	(6,028)	(1,429)	(188,201)
Exchange differences on translating foreign operations	3,946	10,655	3,491	18,092
Other	—	1,076	1,417	2,493

Balance as of March 31, 2021	¥1,108,616	¥429,222	¥60,905	¥1,598,743

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2019	¥(418,315)	¥(274,498)	¥(10,813)	¥(703,626)

Amortization	¥(136,508)	¥(33,199)	¥(1,671)	¥(171,378)
Sales or disposal	136,575	7,870	159	144,604
Exchange differences on translating foreign operations	449	6,787	918	8,154
Other*	(38,534)	(316)	(917)	(39,767)

Balance as of March 31, 2020	¥(456,333)	¥(293,356)	¥(12,324)	¥(762,013)

Amortization	¥(144,795)	¥(29,646)	¥(651)	¥(175,092)
Sales or disposal	180,744	3,504	832	185,080
Exchange differences on translating foreign operations	(906)	(8,010)	(873)	(9,789)
Other	(15,923)	(1,596)	(647)	(18,166)

Balance as of March 31, 2021	¥(437,213)	¥(329,104)	¥(13,663)	¥(779,980)

Explanatory note:

*

For certain capitalized development costs in progress related to Automobile business segment, the Company recognized the carrying amount in excess of recoverable amount as an expense in the consolidated statement of income for the year ended March 31, 2020.

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2020	¥627,192	¥99,376	¥33,866	¥760,434
Balance as of March 31, 2021	671,403	100,118	47,242	818,763

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14) Trade Payables

Trade payables are classified as financial liabilities measured at amortized cost.

Trade payables as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Trade accounts and notes payable	¥844,183	¥943,833
Other	114,286	144,228

Total	¥958,469	¥1,088,061

(15) Financing Liabilities

Financing liabilities are classified as financial liabilities measured at amortized cost.

Financing liabilities presented in current liabilities as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Current:
Commercial paper	¥976,606	¥839,292
Loans	355,667	424,788
Medium-term notes	32,647	—
Asset-backed securities	59,747	35,267

Subtotal	¥1,424,667	¥1,299,347

Reclassification from non-current liabilities (Current portion)	¥1,823,790	¥1,706,277

Total	¥3,248,457	¥3,005,624

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current liabilities) as of March 31, 2020 and 2021 are as follows:

	2020	2021
Weighted average interest rate	1.21%	0.50%

Financing liabilities presented in non-current liabilities as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Non-current:
Loans	¥1,204,588	¥1,028,836
Medium-term notes	3,169,407	3,701,153
Corporate bonds	599,426	657,068
Asset-backed securities	1,071,598	1,034,581

Subtotal	¥6,045,019	¥6,421,638

Reclassification to current liabilities (Current portion)	¥(1,823,790)	¥(1,706,277)

Total	¥4,221,229	¥4,715,361

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The interest rate range and payment due date for financing liabilities presented in non-current liabilities (including reclassification to current liabilities) as of March 31, 2020 and 2021 are as follows:

	2020	2021
Loans	Interest rate: 0.07% - 11.00% Due: 2020 - 2046	Interest rate: 0.07% - 11.00% Due: 2021 - 2046
Medium-term notes	Interest rate: 0.35% - 3.88% Due: 2020 - 2028	Interest rate: 0.33% - 3.80% Due: 2021 - 2031
Corporate bonds	Interest rate: 0.01% - 1.17% Due: 2020 - 2027	Interest rate: 0.01% - 1.17% Due: 2021 - 2027
Asset-backed securities	Interest rate: 0.11% - 3.30% Due: 2020 - 2024	Interest rate: 0.11% - 3.30% Due: 2021 - 2025

(Pledged assets)

Pledged assets for financing liabilities as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Trade receivables	¥22,093	¥19,789
Receivables from financial services	1,140,583	1,086,786
Inventories	17,956	—
Equipment on operating leases	81,501	122,320
Property, plant and equipment	1,478	2,138

Total	¥1,263,611	¥1,231,033

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Reconciliation of liabilities arising from financing activities)

The changes in liabilities arising from financing activities for the years ended March 31, 2019, 2020 and 2021 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

	Yen (millions)
	Balance as of April 1, 2020	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2021
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,424,667	¥(179,512)	¥—	¥—	¥55,337	¥—	¥(1,145)	¥1,299,347
Long-term financing liabilities	6,045,019	149,807	—	—	222,565	—	4,247	6,421,638
Lease liabilities	330,040	(67,628)	—	67,716	4,346	—	(17,045)	317,429
Derivative financial liabilities (assets)*2	11,615	599	(5,446)	—	(1,705)	(38,946)	—	(33,883)

Total	¥7,811,341	¥(96,734)	¥(5,446)	¥67,716	¥280,543	¥(38,946)	¥(13,943)	¥8,004,531

Explanatory notes:

*1	Honda has adopted IFRS 16 with a date of initial application of April 1, 2019 and recognized additional lease liabilities of ¥272,232 million as of April 1, 2019.
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

(16) Other Financial Liabilities

Other financial liabilities as of March 31, 2020 and 2021 consist of the following:

	Yen (millions)
	2020	2021
Financial liabilities measured at amortized cost	¥67,427	¥63,269
Financial liabilities measured at fair value through profit or loss:
Derivatives	115,168	82,256
Lease liabilities	330,040	317,429

Total	¥512,635	¥462,954

Current liabilities	¥209,065	¥182,145
Non-current liabilities	303,570	280,809

Total	¥512,635	¥462,954

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(17) Provisions

The components of and changes in provisions for the year ended March 31, 2021 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2020	¥380,689	¥144,925	¥525,614

Provision	¥272,076	¥44,009	¥316,085
Write-offs	(166,206)	(35,066)	(201,272)
Reversal	(22,002)	(4,340)	(26,342)
Exchange differences on translating foreign operations	16,466	10,490	26,956

Balance as of March 31, 2021	¥481,023	¥160,018	¥641,041

Current liabilities and non-current liabilities of provisions as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Current liabilities	¥287,175	¥362,151
Non-current liabilities	238,439	278,890

Total	¥525,614	¥641,041

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Representatives of the Fund. The Company is required to make contributions to the Fund and obligated to make contributions in the amount stipulated by the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

Certain consolidated subsidiaries in North America amended their health care benefits which are provided to retired employees to eliminate certain plans and reduce the scope of the persons eligible for the benefits, and implemented a voluntary retirement opportunity program to streamline the workforce with the future of Honda’s business for the year ended March 31, 2021. The plan amendment and the implementation of the voluntary retirement opportunity program resulted in recognition of the past service cost to profit or loss for the year ended March 31, 2021.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,366,380	¥1,086,438	¥1,357,044	¥1,143,911

Current service cost	36,331	29,063	35,751	27,158
Past service cost	—	(2,254)	—	9,941
Interest cost	7,581	35,635	7,530	29,445
Plan participants’ contributions	—	1,524	—	3,764
Remeasurements:
Changes in demographic assumptions	(6,476)	(5,990)	(30,860)	(11,669)
Changes in financial assumptions	157	70,892	(17,606)	51,885
Other	159	14,791	1,654	(7,040)
Benefits paid	(47,088)	(45,504)	(48,459)	(200,249)
Exchange differences on translating foreign operations	—	(40,684)	—	57,748

Balance at end of year	¥1,357,044	¥1,143,911	¥1,305,054	¥1,104,894

Fair value of plan assets:
Balance at beginning of year	¥1,244,530	¥860,858	¥1,187,881	¥848,503

Interest income	6,967	28,682	6,645	22,458
Actual return on plan assets, excluding interest income	(42,333)	(10,503)	194,475	126,176
Employer contributions	22,168	50,926	21,770	49,487
Plan participants’ contributions	—	1,524	—	3,764
Benefits paid	(43,451)	(45,504)	(45,262)	(200,249)
Exchange differences on translating foreign operations	—	(37,480)	—	60,297

Balance at end of year	¥1,187,881	¥848,503	¥1,365,509	¥910,436

Effects of asset ceiling	—	—	—	2,774

Net defined benefit liabilities (assets)	¥169,163	¥295,408	¥(60,455)	¥197,232

Of the total net defined benefit liabilities (assets) amounting to ¥136,777 million as of March 31, 2021, ¥168,488 million was recognized as retirement benefit assets included in other non-current assets in the consolidated statements of financial position.

2) Fair value of plan assets

Honda’s investment policies for the Japanese and foreign pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified Japanese and foreign individual

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

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

The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2020 and 2021 is as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2021

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥17,708	¥—	¥17,708	¥17,736	¥—	¥17,736
Equity securities:
Japan	37,137	28	37,165	11,099	—	11,099
United States	278,052	105	278,157	71,125	—	71,125
Other	285,412	239	285,651	41,302	—	41,302
Debt securities:
Japan	63,856	—	63,856	—	343	343
United States	3,867	151,484	155,351	—	45,842	45,842
Other	168,460	64,850	233,310	—	8,697	8,697
Group annuity insurance:
General accounts	—	38,822	38,822	—	—	—
Separate accounts	—	20,290	20,290	—	—	—
Pooled funds:
Real estate funds	—	404	404	—	68,686	68,686
Private equity funds	—	—	—	—	148,038	148,038
Hedge funds	—	129,796	129,796	—	36,247	36,247
Commingled and other mutual funds	2,309	119,493	121,802	7,197	401,755	408,952
Other	112	(16,915)	(16,803)	541	51,828	52,369

Total	¥856,913	¥508,596	¥1,365,509	¥149,000	¥761,436	¥910,436

3) Actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2020 and 2021 are as follows:

	2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.6%	2.5 - 3.8%	0.7%	2.1 - 3.4%
Rate of salary increase	1.6%	2.0 - 2.8%	1.5%	2.0 - 3.1%

4) Sensitivity analysis

The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2020 and 2021 are as follows:

Yen (millions)
	2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥110,540 increase	¥103,305 increase	¥99,814 increase	¥103,059 increase
0.5% increase	¥97,949 decrease	¥91,314 decrease	¥88,788 decrease	¥91,523 decrease

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2020 and 2021, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

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

The Company and certain of its consolidated subsidiaries expect to contribute ¥21,364 million to its Japanese pension plans and ¥20,688 million to its foreign pension plans in the year ending March 31, 2022.

The weighted average duration of defined benefit obligations as of March 31, 2020 and 2021 are as follows:

	2020		2021
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	15 years	16 years	14 years	17 years

(b) Personnel Expenses

Personnel expenses included in the consolidated statements of income for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Personnel expenses	¥1,634,785	¥1,605,553	¥1,470,748

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Financing liabilities and equity of Honda as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Financing liabilities	¥7,469,686	¥7,720,985
Equity	8,286,023	9,372,839

(b) Common Stock

The Company’s total number of shares authorized and issued for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Shares
	2019	2020	2021
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430

All of the issued shares as of March 31, 2019, 2020 and 2021 have been paid in full.

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

(d) Treasury Stock

The total number of the Company’s treasury stock held by Honda as of March 31, 2019, 2020 and 2021 is as follows:

	Shares
	2019	2020	2021
Common shares	51,867,045	84,818,644	84,773,162

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

(e) Other Components of Equity

The changes in other components of equity for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2018	¥—	¥105,405	¥72,887	¥178,292

Effect of changes in accounting policy	¥—	¥(208)	¥—	¥(208)

Effect of hyperinflation	—	—	14,896	14,896

Adjusted balance as of April 1, 2018	¥—	¥105,197	¥87,783	¥192,980

Adjustment during the year	¥(23,383)	¥(26,696)	¥77,372	¥27,293
Reclassification to retained earnings	23,383	(29,273)	—	(5,890)

Balance as of March 31, 2019	¥—	¥49,228	¥165,155	¥214,383

Adjustment during the year	¥(102,230)	¥(24,559)	¥(304,670)	¥(431,459)
Reclassification to retained earnings	102,230	207	—	102,437

Balance as of March 31, 2020	¥—	¥24,876	¥(139,515)	¥(114,639)

Adjustment during the year	¥239,801	¥69,876	¥247,655	¥557,332
Reclassification to retained earnings	(239,801)	(6,182)	—	(245,983)

Balance as of March 31, 2021	¥—	¥88,570	¥108,140	¥196,710

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income

Each component of other comprehensive income and related tax effect including non-controlling interests for the years ended March 31, 2019, 2020 and 2021 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥327,604	¥(89,342)	¥238,262

Net changes	327,604	(89,342)	238,262

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	93,450	(25,847)	67,603

Net changes	93,450	(25,847)	67,603

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	5,186	(276)	4,910

Net changes	5,186	(276)	4,910

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(107)	1	(106)
Reclassification to profit or loss	82	(19)	63

Net changes	(25)	(18)	(43)

Exchange differences on translating foreign operations:
Amount incurred during the year	239,097	—	239,097
Reclassification to profit or loss	—	—	—

Net changes	239,097	—	239,097

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	27,046	377	27,423
Reclassification to profit or loss	(73)	—	(73)

Net changes	26,973	377	27,350

Total other comprehensive income	¥692,285	¥(115,106)	¥577,179

The components of other comprehensive income included in non-controlling interests for the years ended March 31, 2019, 2020 and 2021 are as follows:
	Yen (millions)
	2019	2020	2021
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥(338)	¥(753)	¥1,030
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	17	(73)	25
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(651)	(18,924)	18,792

Total	¥(972)	¥(19,750)	¥19,847

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

The amounts recognized as dividends of retained earnings for the years ended March 31, 2019, 2020 and 2021 are as follows:

1) Dividend payout

For the year ended March 31, 2019

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

Resolution	The Board of Directors Meeting on July 31, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	47,682
Dividend per share (yen)	27.00
Record date	June 30, 2018
Effective date	August 28, 2018

Resolution	The Board of Directors Meeting on October 30, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2018
Effective date	November 28, 2018

Resolution	The Board of Directors Meeting on February 1, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	December 31, 2018
Effective date	February 28, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2020

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	The Board of Directors Meeting on August 2, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	June 30, 2019
Effective date	August 30, 2019

Resolution	The Board of Directors Meeting on November 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2019
Effective date	November 29, 2019

Resolution	The Board of Directors Meeting on February 7, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,932
Dividend per share (yen)	28.00
Record date	December 31, 2019
Effective date	March 4, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

Resolution	The Board of Directors Meeting on November 6, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	32,818
Dividend per share (yen)	19.00
Record date	September 30, 2020
Effective date	December 2, 2020

Resolution	The Board of Directors Meeting on February 9, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	44,909
Dividend per share (yen)	26.00
Record date	December 31, 2020
Effective date	March 8, 2021

2) Dividends payable of which record date was in the year ended March 31, 2021, effective after the period

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

(20) Sales Revenue

(a) Disaggregation of revenue

As stated in note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the years ended March 31, 2019, 2020 and 2021 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥88,128	¥1,321,329	¥128,265	¥59,249	¥1,596,971
North America	197,155	4,671,998	1,049,739	133,641	6,052,533
Europe	146,948	290,326	—	63,262	500,536
Asia	1,147,539	2,032,469	1	47,465	3,227,474
Other Regions	205,142	238,509	—	17,785	461,436

Total	¥1,784,912	¥8,554,631	¥1,178,005	¥321,402	¥11,838,950

Revenue arising from the other sources*	2,371	12,574	1,316,289	335	1,331,569

Total	¥1,787,283	¥8,567,205	¥2,494,294	¥321,737	¥13,170,519

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

(b) Contract balances

The receivables from contracts with customers and contract liabilities for the years ended March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Receivables from contracts with customers:
Trade receivables	¥516,705	¥682,206
Contract liabilities:
Other current liabilities	221,959	232,580
Other noncurrent liabilities	167,076	169,684

The amounts of revenue recognized for the years ended March 31, 2019, 2020 and 2021 that were included in the contract liability balances at the beginning of the year are ¥212,303 million, ¥186,581 million and ¥182,339 million, respectively. The amounts of revenue recognized for the years ended March 31, 2019, 2020 and 2021 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Transaction price allocated to the remaining performance obligation

The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Within 1 year	¥106,745	¥113,924
Between 1 and 5 years	201,925	197,037
Later than 5 years	1,860	11,436

Total	¥310,530	¥322,397

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.

(d)	Assets recognized from the costs to obtain or fulfill a contract with a customer

The assets recognized from the costs to obtain a contract with a customer as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Assets recognized from the costs to obtain a contract with a customer	¥100,751	¥103,887

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

The amounts of amortization of the assets for the years ended March 31, 2019, 2020 and 2021 are ¥35,057 million, ¥35,324 million and ¥33,242 million, respectively.

(21) Research and Development

Research and development costs for the years ended March 31, 2019, 2020 and 2021 consist of the following:

	Yen (millions)
	2019	2020	2021
Research and development expenditures incurred during the reporting period	¥820,037	¥821,478	¥780,065
Amount capitalized	(161,232)	(192,397)	(201,889)
Amortization and impairment losses of capitalized development costs	148,100	175,042	160,718

Total	¥806,905	¥804,123	¥738,894

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(22) Finance Income and Finance Costs

Finance income and finance costs for the years ended March 31, 2019, 2020 and 2021 consist of the following:

	Yen (millions)
	2019	2020	2021
Interest income:
Financial assets measured at amortized cost	¥46,862	¥47,679	¥18,146
Financial assets measured at fair value through other comprehensive income	323	249	196
Financial assets measured at fair value through profit or loss	1,433	1,484	1,463

Total	48,618	49,412	19,805

Interest expense:
Financial liabilities measured at amortized cost	(13,217)	(15,624)	(12,269)
Other	—	(9,065)	(1,608)

Total	(13,217)	(24,689)	(13,877)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	5,056	5,169	3,372
Financial assets measured at fair value through profit or loss	21	25	0
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(54,897)	(19,270)	15,102
Gains (losses) on foreign exchange	31,266	(24,942)	(26,163)
Other	7,331	6,373	(17,128)

Total	(11,223)	(32,645)	(24,817)

Total	¥24,178	¥(7,922)	¥(18,889)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes

(a) Income Tax Expense

Profit before income taxes and income tax expense for the years ended March 31, 2019, 2020 and 2021 consist of the following:

	Yen (millions)
	2019			2020			2021
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥70,805	¥908,570	¥979,375	¥(63,390)	¥853,308	¥789,918	¥(32,954)	¥947,007	¥914,053

Income tax expense (benefit):
Current taxes	32,937	183,828	216,765	11,036	233,570	244,606	7,236	174,694	181,930
Deferred taxes	58,121	28,203	86,324	17,470	17,910	35,380	(21,228)	57,907	36,679

Total	¥91,058	¥212,031	¥303,089	¥28,506	¥251,480	¥279,986	¥(13,992)	¥232,601	¥218,609

The amount of write-down of deferred tax assets included in income tax expense (deferred taxes) for the year ended March 2019 is ¥50,322 million.

The statutory income tax rate in Japan was approximately 30.2% for each of the years in the three-year period ended March 31, 2021. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 34.0%.

The Japanese statutory income tax rate for the years ended March 31, 2019, 2020 and 2021 differs from the average effective tax rate for the following reasons:

	2019	2020	2021
Statutory income tax rate	30.2%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(4.3)	(3.9)	(5.2)
Effects of investments accounted for using the equity method	(7.1)	(6.2)	(9.0)
Effects of undistributed earnings and withholding taxes on royalty	7.7	8.6	7.8
Changes in unrecognized deferred tax assets	8.3	7.8	1.2
Effects of income and expense not taxable and deductible for tax purpose	0.2	0.8	0.3
Effects of tax credit	(3.2)	(3.0)	(1.4)
Other adjustments relating to prior years	(0.1)	(0.7)	(0.1)
Adjustments for the uncertain tax treatments on income taxes	0.8	0.2	(0.8)
Adjustments for the changes in income tax laws	(2.5)	2.3	0.1
Other	0.9	(0.7)	0.8

Average effective tax rate	30.9%	35.4%	23.9%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities

The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Deferred tax assets:
Inventories	¥29,899	¥33,616
Accrued expenses	66,115	61,376
Provisions	75,858	89,470
Property, plant and equipment	18,936	25,534
Intangible assets	18,198	11,170
Retirement benefit liabilities	138,735	82,072
Carryforward of unused tax losses	58,023	64,844
Carryforward of unused tax credit	50,472	36,020
Other	107,848	117,873

Total	¥564,084	¥521,975

Deferred tax liabilities:
Property, plant and equipment	¥76,126	¥77,338
Intangible assets	183,985	194,083
Other financial assets	5,468	38,027
Finance leases	40,892	49,563
Operating leases	701,303	751,892
Undistributed earnings	56,136	53,173
Other*	66,489	100,348

Total	¥1,130,399	¥1,264,424

Net deferred tax assets (liabilities)	¥(566,315)	¥(742,449)

Explanatory note:

*	The amount of deferred tax liabilities arising from retirement benefit assets included in other as of March 31, 2021 is ¥52,792 million.

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Inventories	¥28,022	¥8,738	¥(3,920)
Provisions	20,711	22,185	(10,708)
Property, plant and equipment	(499)	(3,503)	(6,955)
Retirement benefit liabilities (assets)	1,304	7,258	(10,353)
Operating leases	49,142	(3,697)	37,506
Undistributed earnings	215	(1,059)	(2,885)
Carryforward of unused tax losses	(19,335)	(6,378)	(7,695)
Carryforward of unused tax credit	(8,038)	(8,423)	15,695
Other	14,802	20,259	25,994

Total	¥86,324	¥35,380	¥36,679

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2020 and 2021. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥56,912 million and ¥19,647 million as of March 31, 2020 and 2021, respectively.

Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Deductible temporary differences	¥665,917	¥519,457
Carryforward of unused tax losses	391,272	514,420
Carryforward of unused tax credit	1,242	912

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Within 1 year	¥28,613	¥24,886
Between 1 and 5 years	59,027	62,361
Between 5 and 20 years	164,371	246,941
Indefinite periods	139,261	180,232

Total	¥391,272	¥514,420

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Within 1 year	¥343	¥349
Between 1 and 5 years	672	371
Between 5 and 20 years	227	192
Indefinite periods	—	—

Total	¥1,242	¥912

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2020 and 2021 are ¥4,718,298 million and ¥5,331,437 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(24) Earnings Per Share

Earnings per share attributable to owners of the parent for the years ended March 31, 2019, 2020 and 2021 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2019, 2020 and 2021.

	2019	2020	2021
Profit for the year attributable to owners of the parent (millions of yen)	¥610,316	¥455,746	¥657,425
Weighted average number of common shares outstanding, basic (shares)	1,763,983,221	1,752,006,211	1,726,638,088
Basic earnings per share attributable to owners of the parent (yen)	¥345.99	¥260.13	¥380.75

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

(Foreign currency exchange rate risk sensitivity analysis)

Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2020 and 2021 is as follows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2020	2021
Impact on profit before income taxes	¥(828)	¥(1,097)

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

(Interest rate risk sensitivity analysis)

Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2020 and 2021 is as follows.

The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2020	2021
Impact on profit before income taxes	¥(4,861)	¥(18,354)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

in dealer finance receivables by performing comprehensive reviews of dealers prior to establishing financing arrangements and continuously monitoring the payment performance and creditworthiness of these dealers.

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2021, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

1) Credit risk exposure

The analysis of the age of receivables from financial services that are past due as of March 31, 2020 and 2021 is as follows:

	Yen (millions)
As of March 31, 2020	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥199,260	¥38,862	¥9,621	¥6,609	¥254,352
Finance lease	152	31	9	280	472
Dealer finance receivables:
Wholesale	16,959	6,254	395	156	23,764

Total	¥216,371	¥45,147	¥10,025	¥7,045	¥278,588

	Yen (millions)
As of March 31, 2021	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥174,464	¥27,923	¥7,058	¥5,938	¥215,383
Finance lease	71	18	21	374	484
Dealer finance receivables:
Wholesale	16,807	779	28	79	17,693

Total	¥191,342	¥28,720	¥7,107	¥6,391	¥233,560

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The balances of retail receivables included in consumer finance receivables as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2020		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥2,969,699	¥1,450,663	¥20,002	¥4,440,364

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2021		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥4,563,496	¥271,762	¥12,648	¥4,847,906

Explanatory notes:

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

The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2020 and 2021 are as follows:

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

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2021		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥247,487	¥6,345	¥1,903	¥255,735
Group B	225,651	4,562	190	230,403

Total	¥473,138	¥10,907	¥2,093	¥486,138

Loan commitments:
Group A	¥68,050	¥—	¥—	¥68,050
Group B	24,701	—	—	24,701

Total	¥92,751	¥—	¥—	¥92,751

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2021 is ¥8,343 million.

2) Collateral held as security

The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2020 and 2021 are approximately 60% and 70%, respectively, and those for dealer finance receivables are approximately 60% and 90% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Commercial paper	¥481,352	¥760,677
Medium-term notes	2,791,490	1,976,173

Total	¥3,272,842	¥2,736,850

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

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Commercial paper programs	¥1,084,917	¥1,122,892
Other	63,484	65,472

Total	¥1,148,401	¥1,188,364

Borrowings under those committed lines of credit generally are available at the prime interest rate.

Maturity analysis of financial liabilities

1) Non-derivative financial liabilities

Non-derivative financial liabilities by maturity as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
As of March 31, 2020	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥958,469	¥958,468	¥—	¥—	¥958,468
Financing liabilities	7,469,686	3,341,226	3,964,660	288,041	7,593,927
Accrued expenses	449,716	449,716	—	—	449,716
Other financial liabilities	397,467	88,629	98,285	230,562	417,476

Total	¥9,275,338	¥4,838,039	¥4,062,945	¥518,603	¥9,419,587

	Yen (millions)
As of March 31, 2021	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,088,061	¥1,088,061	¥—	¥—	¥1,088,061
Financing liabilities	7,720,985	3,083,901	4,230,223	523,436	7,837,560
Accrued expenses	415,106	415,106	—	—	415,106
Other financial liabilities	380,698	101,142	86,972	221,294	409,408

Total	¥9,604,850	¥4,688,210	¥4,317,195	¥744,730	¥9,750,135

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
As of March 31, 2020	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥330,040	¥55,486	¥90,999	¥203,563	¥350,048

	Yen (millions)
As of March 31, 2021	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥317,429	¥61,053	¥79,836	¥205,248	¥346,137

2) Derivative financial liabilities

Derivative financial liabilities by maturity as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
As of March 31, 2020	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥51,697	¥69,621	¥365	¥121,683

	Yen (millions)
As of March 31, 2021	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥44,334	¥30,218	¥7,669	¥82,221

(26) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

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

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and 2021 consist of the following:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2020.

	Yen (millions)
As of March 31, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥43,782	¥—	¥43,782
Interest rate instruments	—	60,367	—	60,367
Other	—	—	4,829	4,829

Total	—	104,149	4,829	108,978

Debt securities	26,570	36,439	5,314	68,323
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,134	—	10,134
Equity securities	234,155	—	110,050	344,205

Total	¥260,725	¥150,722	¥120,193	¥531,640

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥17,343	¥—	¥17,343
Interest rate instruments	—	64,913	—	64,913

Total	—	82,256	—	82,256

Total	¥—	¥82,256	¥—	¥82,256

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2021.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2020 and 2021 are as follows:

	Yen (millions)
For the year ended March 31, 2020	Debt securities	Equity securities
Balance as of April 1, 2019	¥5,439	¥98,156

Total gains or losses:
Profit or loss	(28)	—
Other comprehensive income	—	(3,584)
Purchases	—	5,222
Sales	—	(40)
Exchange differences on translating foreign operations	(187)	(246)

Balance as of March 31, 2020	¥5,224	¥99,508

Unrealized gains or losses included in profit or loss on assets held at March 31, 2020	¥(28)	¥—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2021	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2020	¥—	¥5,224	¥99,508

Total gains or losses:
Profit or loss	4,665	(43)	—
Other comprehensive income	—	—	3,748
Purchases	—	—	7,701
Sales	—	—	(1,243)
Exchange differences on translating foreign operations	164	133	336

Balance as of March 31, 2021	¥4,829	¥5,314	¥110,050

Unrealized gains or losses included in profit or loss on assets held at March 31, 2021	¥4,665	¥(43)	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2020 and 2021 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.

Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2020 and 2021 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,161,165	¥5,173,553	¥5,414,550	¥5,488,065
Debt securities	62,204	62,210	173,302	173,302
Financing liabilities	7,469,686	7,408,800	7,720,985	7,809,379

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(27) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities as of March 31, 2020 and 2021 is as follows:

	Yen (millions)
As of March 31, 2020	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥95,804	¥—	¥95,804	¥(81,059)	¥14,745
Other financial liabilities
Derivatives	115,168	—	115,168	(81,059)	34,109

	Yen (millions)
As of March 31, 2021	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥108,978	¥—	¥108,978	¥(65,430)	¥43,548
Other financial liabilities
Derivatives	82,256	—	82,256	(65,430)	16,826

Generally, the set-off rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

(28) Commitments and Contingent Liabilities

(a) Commitments

Purchase commitments

Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Commitments for purchases of property, plant and equipment and other commitments	¥80,670	¥55,571

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

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises. However, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

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

There were no significant unconsolidated structured entities as of March 31, 2020 and 2021.

(30) Related Parties

(a) Related Party Transactions

Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length prices.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2020 and 2021 are as follows:

	Yen (millions)
	2020	2021
Receivables:
Affiliates	¥19,120	¥29,067
Joint ventures	204,126	293,132

Total	¥223,246	¥322,199

Payables:
Affiliates	¥108,267	¥127,793
Joint ventures	27,128	30,412

Total	¥135,395	¥158,205

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Sales revenue:
Affiliates	¥113,814	¥109,615	¥87,742
Joint ventures	724,712	722,896	985,920

Total	¥838,526	¥832,511	¥1,073,662

Purchase:
Affiliates	¥1,416,729	¥1,241,314	¥1,015,921
Joint ventures	135,787	166,885	150,123

Total	¥1,552,516	¥1,408,199	¥1,166,044

(b) Compensation to Key Management

Compensation paid to the directors of the Company for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen (millions)
	2019	2020	2021
Remuneration	¥732	¥691	¥683
Bonus	172	101	95
Stock compensation	125	140	129

Total	¥1,029	¥932	¥907

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries

Major consolidated subsidiaries as of March 31, 2021 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Aero., Inc.	U.S.A.	Manufacturing	100.0
Honda of America Mfg., Inc.	U.S.A.	Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Manufacturing of Alabama, LLC	U.S.A.	Manufacturing	100.0
Honda Manufacturing of Indiana, LLC	U.S.A.	Manufacturing	100.0
Honda Transmission Mfg. of America, Inc.	U.S.A.	Manufacturing	100.0
Honda R&D Americas, Inc.	U.S.A.	Research & Development	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Philippines Inc.	Philippines	Manufacturing and Sales	99.6
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(31) Approval of Release of Consolidated Financial Statements

The release of the consolidated financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Senior Managing Executive Officer and Chief Financial Officer on June 23, 2021.

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation)

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation)

2.1	Specimen common stock certificates of the registrant (English translation) *1

2.2	Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989) among the registrant, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts, including the form of American Depositary Receipt *2

2.3	Form of Amendment No. 2 to Deposit Agreement dated as of April, 1995, among the parties referred to in Exhibit 2.2 above *2

2.4	Form of Amendment No. 3 to Deposit Agreement dated as of January, 2002, among the parties referred to in Exhibit 2.2 above *3

2.5	Form of Amendment No. 4 to Deposit Agreement dated as of June, 2006, among the parties referred to in Exhibit 2.2 above *4

2.6	Form of Amendment No. 5 to Deposit Agreement dated as of June, 2007, among the parties referred to in Exhibit 2.2 above *5

2.7	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *6

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*2	Incorporated by reference to the Registration Statement on Form F-6 (File No. 33-91842) filed on May 1, 1995. (P)
*3	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14228) filed on December 20, 2001. (P)
*4	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-114874) filed on June 28, 2006.

*5	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143589) filed on June 8, 2007.
*6	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.

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

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

By:	/s/ Toshihiro Mibe
Toshihiro Mibe Director, President and Representative Executive Officer Chief Executive Officer

Date: June 23, 2021
Tokyo, Japan