Form 20-F
period 2022-03-31
HONDA MOTOR CO LTD
filed 2022-06-22
CIK 715153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022
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
Rikako Suzuki
+81-3-5412-1134
,
prj_h_ir2@hm.honda.co.jp,

No. 1-1, Minami-Aoyama 2-chome,
Minato-ku,
Tokyo
107-8556,
Japan
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

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

Title of each class	Outstanding as of March 31, 2022***
Common Stock	1,710,600,356****
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.

**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 107,517,766 shares represented by American Depositary Shares.

PART I
Unless the context otherwise requires, the terms “we”, “us”, “our”, “Registrant”, “Company” and “Honda” as used in this Annual Report each refer to Honda Motor Co., Ltd. and its consolidated subsidiaries.
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
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
The World Health Organization (WHO) declared
COVID-19
a pandemic in March 2020. Thereafter,
COVID-19
continued to spread worldwide, and due to various responses resulting from the spread of
COVID-19
including outing and travel restrictions in various countries, there has been stagnation of consumers’ consumptions and corporate economic activities. Although the efforts are currently under way in various countries to maintain social and economic activities at the same time as carrying out the infection prevention measures, it is still unclear at present as to when
COVID-19
will end.
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
Honda has carried out its measures for preventing the spread of infections, such as thorough implementation of the infection prevention measures based on the guidelines of WHO and various governments, and the imposition of a travel ban to the countries with a high infection risk for its employees, in line with the travel restrictions by various governments. With such measures in place and in step with the regulations by individual governments and the latest trends for the supply situation for parts and other matters, Honda has continued carrying out its business activities.

Although our business activities have continued as stated above, the duration of the spread of
COVID-19,
market trends, and economic trends remain uncertain. Unpredictable future trends may adversely affect Honda’s business and operating results, such as through factory downtime, business suspensions or shortening of business hours at dealers and decrease in sales units, and the effects on the supply chain, in addition to increased costs to maintain prolonged infection prevention countermeasures.
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
Particularly among them, Honda recognizes the following as the main risks that could also significantly affect Honda’s mid-
and long-term initiatives regarding further electrification of the products, more widespread use and evolution of driver-assistive technologies, and further promotion of new businesses.
For the scale of business in each region that may be affected by such changes in local laws and regulations and systems in the future, see “(d) Supplemental Geographical Information” of note “(4) Segment Information” to the accompanying consolidated financial statements.
1. Status of Personal Information Protection Rules
In recent years, personal information protection rules have been rapidly developed in countries around the world, including the Amendments to the Act on the Protection of Personal Information that took effect in Japan in April 2022. As such, fines may be imposed if violations of rules occur, including the leakage of personal information, in accordance with the rules of each country, and this could have an adverse effect on Honda’s business and operating results. Regarding Honda’s activities to promote new businesses as well, measures to protect personal information are also gaining importance, due to possible differences in the amount and quality of the personal information handled in comparison to existing operations.
2. Status of Economic Security Policies
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
In case it becomes impossible to receive the supply of materials and parts from suppliers on a continuous basis, in case the prices of materials and parts rise, or in case of losing any key supplier, this could lead to delays in or the suspension of Honda’s manufacturing operations and a loss of Honda’s competitiveness, which could adversely affect Honda’s business and operating results. For example, a shortage in the procurement of semiconductors has become manifest for Honda, which has led to such effects as the suspension or decrease of production of automobiles and motorcycles at some of Honda’s production bases in Japan and overseas. For some other materials and parts as well, a rise in their prices has occurred, or is projected to occur looking ahead. Moreover, purchasing and procurement risk could also significantly affect Honda’s mid-
and long-term initiatives, particularly regarding further electrification of the products, more widespread use and evolution of driver-assistive technologies, and further promotion of new businesses.
Information Security Risk
Honda uses a wide range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. Especially in recent years, IoT and other information technologies, which have evolved rapidly, have become indispensable for control of vehicles.
The means of cyber-attacks that take place have become more advanced and sophisticated, targeting organizations around the world. Moreover, any cyber-attacks could significantly affect Honda’s mid-
and long-term initiatives, particularly regarding more widespread use and evolution of driver-assistive technologies and further promotion of new businesses.
There is a possibility that, in addition to external cyber-attacks, any equipment malfunction, any management deficiency or human error at Honda or any of our business partners or subcontractors, or any natural disaster, infrastructure failure or any other unforeseen circumstances could also result in the suspension of important operations and services at Honda, leakage of confidential or personal information, inappropriate processing of documents and information, or the destruction or falsification of important data.
When such an event occurs, Honda’s business and operating results could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, payment of financial penalties, delays in or suspension of Honda’s manufacturing operations, and a loss of Honda’s competitiveness.
Environmental Risk
Carrying out its business operations in countries around the world, Honda recognizes wide-ranging potential risks related to environmental issues, as exemplified by the risks concerning climate change, resource depletion, air pollution, and water pollution, among other issues, and Honda is subject to wide-ranging regulations covering these issues.
For the regulations concerning climate change and the regulation concerning fuel efficiency and exhaust in particular, there has been implementation of or planning for their revisions around the world. Depending on the trends for the revisions and what the revised regulations may stipulate, Honda’s measures in response and related expenses could possibly weigh on its production, development, purchasing and sales activities, etc., in the Motorcycle, Automobile, Power product and other businesses operations. This could adversely affect Honda’s business and operating results.
Moreover, these risks could significantly affect Honda’s
mid-
and long-term initiatives, particularly regarding further electrification of the products.
Intellectual Property Risk
Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks include those that could significantly affect Honda’s mid-
and long-term initiatives, particularly regarding more widespread use and evolution of driver-assistive technologies and further promotion of new businesses.

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
In addition, under the effects of climate change and other factors, weather-related disasters have intensified and have become more frequent in various countries around the world, and it is projected that this trend could continue going forward. As a result, these disasters may adversely affect Honda’s business and operating results.
Financial & Economic Risk
1. Economic Trends and Economic Fluctuations Risks
Honda conducts business operations in the countries throughout the world. Honda has manufacturing operations and sells products in various regions and countries. These business activities may be affected by economic slowdowns, currency fluctuation, or other factors, which could result in decreased sales due to market contraction, increases in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s business and operating results.
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
As Honda advances its
mid-
and long-term initiatives, particularly regarding further electrification of the products, more widespread use and evolution of driver-assistive technologies, and further promotion of new businesses, the utilization of alliances and other forms of partnership are gaining importance.
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
Principal Capital Investments
In the fiscal years ended March 31, 2020, 2021 and 2022, Honda’s capital expenditures were ¥2,858.3 billion, ¥2,567.1 billion and ¥2,503.8 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥613.4 billion, ¥565.2 billion and ¥477.7 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal year 2022, see Item 4.D “Property, Plants and Equipment” of this Annual Report.
B. Business Overview
General
Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Life creation and other businesses operations.
The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020	2021	2022
	Yen (billions)
Motorcycle Business	¥2,059.3	¥1,787.2	¥2,185.2
Automobile Business	9,959.0	8,567.2	9,147.4
Financial Services Business	2,586.9	2,494.2	2,820.6
Life Creation and Other Businesses	325.6	321.7	399.2

Total	¥14,931.0	¥13,170.5	¥14,552.6

	Fiscal years ended March 31,
	2020	2021	2022
	Yen (billions)
Japan	¥1,985.9	¥1,849.2	¥1,943.6
North America	8,164.3	7,080.8	7,624.7
Europe	568.7	511.7	611.8
Asia	3,449.8	3,250.1	3,711.4
Other Regions	762.0	478.4	660.8

Total	¥14,931.0	¥13,170.5	¥14,552.6

Motorcycle Business
In 1949, Honda began mass production of motorcycles with the
Dream
D-Type
, followed by other models such as the
Benly
and the
Cub
F-Type
. By 1957, Honda became the top Japanese manufacturer in terms of motorcycle production volume. Honda expanded its business overseas by establishing American Honda Motor Co., Inc. in the United States in 1959. Honda first started overseas production in Belgium in 1963.
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
(SxS).
The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain
vehicles (ATVs) and
side-by-sides
(SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020			2021			2022
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	205	205	¥77.2	215	215	¥88.1	244	244	¥105.0
North America	330	330	203.8	332	332	197.1	437	437	230.7
Europe	239	239	144.3	234	234	146.9	317	317	202.2
Asia	17,262	10,348	1,338.7	13,319	8,451	1,149.8	14,589	8,283	1,309.9
Other Regions	1,304	1,304	295.0	1,032	1,032	205.1	1,440	1,440	337.2

Total	19,340	12,426	¥2,059.3	15,132	10,264	¥1,787.2	17,027	10,721	¥2,185.2

Motorcycle revenue as a percentage of total sales revenue			14%			14%			15%

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
Honda’s vehicles use gasoline engines of three, four or
six-cylinder
configurations, gasoline-electric hybrid systems and gasoline-electric plug-in
hybrid systems. Honda also offers other alternative fuel-powered vehicles such as battery electric vehicles, fuel cell vehicles, and flexible fuel vehicles.

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)
Passenger cars:
ACCORD, CITY, CIVIC, FIT/JAZZ
Light trucks:
BREEZE,
CR-V,
FREED, ODYSSEY, PILOT, Acura RDX,
VEZEL/HR-V,
XR-V
Mini vehicles:
N-BOX
The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020			2021			2022
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	672	589	¥1,473.7	592	520	¥1,321.4	547	476	¥1,340.7
North America	1,825	1,825	5,650.6	1,480	1,480	4,679.3	1,283	1,283	4,884.9
Europe	133	133	359.2	101	101	290.3	100	100	319.3
Asia	1,952	563	2,049.4	2,247	390	2,037.5	2,022	443	2,321.7
Other Regions	208	208	425.9	126	126	238.5	122	122	280.7

Total	4,790	3,318	¥9,959.0	4,546	2,617	¥8,567.2	4,074	2,424	¥9,147.4

Automobile revenue as a percentage of total sales revenue			67%			65%			63%

*
Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with International Financial Reporting Standards (“IFRS”) and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020	2021	2022
	Yen (billions)
Japan	¥358.8	¥380.3	¥418.3
North America	2,176.6	2,070.5	2,356.9
Europe	11.8	11.2	10.8
Asia	14.7	15.0	15.7
Other Regions	24.8	17.0	18.6

Total	¥2,586.9	¥2,494.2	¥2,820.6

Financial Services revenue as a percentage of total sales revenue	17%	19%	19%
For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.
Life Creation and Other Businesses
Honda’s Power product business began in 1953 with the introduction of the model
H
, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general purpose engines, lawn mowers, generators, water pumps, brush cutters, tillers, outboard marine engines and snow blowers. In 2019, Honda had renamed Power product business to Life creation business. This renaming represented Honda’s intention to evolve Power product business as a function to create new value for “mobility” and “daily lives”. In 2022, Life creation business has been renamed Power product business.
In Other businesses, Honda began deliveries of the
HondaJet
aircraft in December 2015.
The following table sets out Honda’s revenue from Life creation and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2020, 2021 and 2022:

	Fiscal years ended March 31,
	2020		2021		2022
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	312	¥76.1	336	¥59.2	353	¥79.4
North America	2,848	133.1	2,617	133.7	2,738	152.1
Europe	845	53.2	929	63.2	1,189	79.3
Asia	1,375	46.8	1,405	47.6	1,487	64.0
Other Regions	321	16.2	336	17.7	433	24.3

Total	5,701	¥325.6	5,623	¥321.7	6,200	¥399.2

Life Creation and Other businesses revenue as a percentage of total sales revenue		2%		2%		3%

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
In fiscal year 2022, approximately 86% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 50% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 31% in North America and 13% in Japan. Approximately 44% of Honda’s power products units on a group basis were sold in North America followed by 24% in Asia and 19% in Europe.
Sales and Service
In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.
In fiscal year 2022, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.
Honda sells spare parts and provides after-sales services through retail dealers directly or via its overseas operations, independent distributors and licensees.
Components and Parts, Raw Materials and Sources of Supply
Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 32% of Honda’s total purchases of raw materials.
No single third-party supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2022.
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

Environmental and Safety Regulation
Honda is subject to various government regulations, including environmental and safety regulations for automobiles, motorcycles and power products. Such regulations relate to items such as emissions, fuel economy, recycling and safety, and Honda has incurred and will in the future incur compliance and other costs in connection with such regulations. However, Honda’s efforts to meet the wide range of applicable regulatory requirements, both in its production activities and in its research and development activities, are an integral part of and inseparable from its normal operational activities as a manufacturer and its efforts to continuously develop competitive products meeting consumer preferences. Accordingly, Honda does not believe it is feasible to separately specify the above compliance costs with a reasonable amount of precision. Relevant environmental and safety regulations are described below.
Outline of Environmental and Safety Regulation for Automobiles
1. Emissions
Japan
In March 2018, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) introduced the Real Driving Emissions (RDE) examination for diesel vehicles. It will be applicable to new models of vehicles beginning in October 2022 and to existing models of vehicles beginning in October 2024.
The Ministry of the Environment (MOE) issued a Ministerial Ordinance on the particle number (PN) regulation for diesel gasoline direct injection vehicles in August 2021.
MLIT has announced the time for the introduction of the PN regulation. Among diesel direct injection vehicles, it will be applicable to new models beginning in October 2023, and to current models beginning in September or October 2025. Among gasoline direct injection vehicles, it will be applicable to the new models beginning in October 2024, and to the current models beginning in September or October 2026.
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
In April 2022, the CARB released its Initial Statement of Reasons and proposed regulatory documents regarding the Advanced Clean Cars II (ACC II) regulations, which are new environmental regulations applicable to new light- and medium-duty vehicles manufactured in and after the 2026 model year. The ACC II regulations contain requirements for the new Low Emission Vehicle IV (LEV IV) regulation and new ZEV. The new ZEV requirements will require all new light-duty vehicles sold in California to be zero-emission
by 2035.
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

The Green Deal is designed as a set of 10 deeply transformative policies and more than 50 supporting legislative actions. One of the policies (Sustainable and smart mobility) includes “Euro 7 as more stringent pollutant emissions standards for combustion-engine vehicles”. The European Commission is scheduled to propose Euro 7 in July 2022.
China
China implemented Step 6a emission regulations in July 2020, based on the Euro 6 regulation. Step 6a regulations were implemented in July 2020 and Step 6b regulations will be implemented in July 2023.
The President of China, Xi Jinping, proclaimed at the 75
th
session of the United Nations General Assembly held between September 2020 and September 2021 that China would address “reduction of greenhouse gas emissions”. In response, the relevant regulatory authorities are proceeding with research and formulation of the new emission standards.
India
India implemented Bharat Stage VI (BS VI) regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase is expected to apply from April 2023 with more stringent particle number and on-board
diagnostic requirements and compliance for RDE.
Thailand
Thailand plans to implement Euro 5 after 2023, followed by Euro 6 regulations.
Malaysia
Malaysia implemented Euro 4 regulation from July 2020 for new models of vehicles and January 2022 for existing models of vehicles.
Malaysia is scheduled to implement Euro 5 regulation from July 2028 for new models of vehicles and January 2030 for existing models of vehicles.
Brazil
Brazil implemented PROCONVE L7 in January 2022, and scheduled to implement PROCONVE L8 from 2025. PROCONVE is a unique Brazilian regulation based on U.S. regulations.
2. Fuel Economy / CO
2
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

In June 2021, METI released “Green Growth Strategy Through Achieving Carbon Neutrality in 2050” and announced their target that 100% of new passenger vehicle sales would be made up of Electric Vehicles (including Battery Vehicles, Fuel Cell Vehicles,
Plug-in
Hybrid Electric Vehicles and Hybrid Electric Vehicles) by 2035.
In July 2021, MLIT revised its rules to establish new technical standard for in-vehicle
measurement devices for fuel/energy consumption.
The United States
The National Highway Traffic Safety Administration (NHTSA) and EPA issued a regulation in August 2012 regarding GHG / CAFE regulations from the 2017 through 2025 model years. The standard for the 2025 model year is 163
g-CO
2
/mile or a 54.5 mpg industry average. The CARB also issued a regulation that was nearly equivalent to the EPA’s GHG regulations in August 2012. In December 2012, the CARB amended its GHG regulation so that a manufacturer is also deemed to comply with the CARB GHG regulations if it complies with
EPA-GHG
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
In March 2020, the EPA and the NHTSA jointly published the SAFE Vehicles Rule Part 2. Under the new SAFE rule, both GHG and CAFE requirements will increase in stringency by 1.5% per year during 2021-2026 model years. The CO
2
standard for the 2026 model year is industry average of 199
g-CO
2
/mile.
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
In accordance with this executive order, in December 2021, the EPA issued the revised GHG emissions standards which are more stringent than the SAFE rule standards in each model year from 2023 through 2026.

Moreover, in December 2021, the NHTSA repealed “SAFE Vehicles Rule Part One: One National Program” and withdrew federal law’s preemption over state laws in CAFE regulation.
In May 2022, the NHTSA issued revised CAFE standards for model years from 2024 through 2026, which increase in stringency by 8% each year relative to the prior year for model years 2024, 2025 and 10% for 2026 model year. The CAFE standards will reach approximately 49 MPG in the 2026 model year (U.S. fleet average), up from 36 MPG in the 2021 model year.
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
In January 2022, the government of Quebec proposed regulatory amendments to the Quebec’s ZEV regulations which increase the percentage of ZEV sales that a manufacturer must achieve each year from 2025 to 2035. The percentages in 2025 are 12.5%, in 2030 are 65%, and in 2035 are 100%.
Europe
In 2014, a new regulation was issued, requiring EU fleet-wide target of 95 g CO
2
/km for 2020 based on NEDC testing procedure.
The current European type-approval procedure for fuel consumption and CO
2
emissions of cars based on NEDC has been gradually replaced with WLTP beginning from September 2017. During the transitional years, WLTP-measured CO
2
values are calculated to NEDC CO
2
values to check compliance to the NEDC based CO
2
target.
On November 8, 2017, the European Commission proposed a new CO
2
standard beyond 2025. The European Parliament and Council reached a provisional inter institutional agreement on the European Commission proposal during the fifth trilogue meeting on December 17, 2018.
The agreed target beyond 2025 is negative 15%. The agreed target beyond 2030 is negative 37.5% for new passenger cars and negative 31% for light commercial vehicles, respectively, compared to the 2021 average of all manufacturers’ EU fleet-wide target.
The agreement also provides that, for
zero-
and
low-emission
vehicles, a benchmark equal to 15% share of the respective fleets of newly registered passenger cars and light commercial vehicles shall apply from January 1, 2025, and a benchmark equal to 35% share of the fleet of newly registered passenger cars and a benchmark equal to 30% share of the fleet of newly registered light commercial vehicles shall apply from January 1, 2030.
On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe”. One policy in the EU Green Deal (EU’s climate ambition for 2030 and 2050) includes “CO
2
performance of cars”. On July 14, 2021, the European Commission issued a proposal to amend the Regulation (EU) 2019/631 defining CO
2
emission targets for newly-registered passenger cars and light commercial cars, which contains a new provision establishing a 100% reduction of EU fleet-wide targets compared to 2021 from 2035 onwards. On April 2022, Committee on the Environment, Public Health and Food Safety (ENVI) released compromise amendments of the Commission’s proposal. In the compromise amendments, ENVI clarified that the Commission shall, by 2023, develop a report establishing a methodology for reporting life-cycle emissions and report on these.

China
China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 5 of this regulation was implemented in 2021.
Newly published GB/T standards (Chinese national standards issued by the Standardization Administration of China) include an amendment to test methods for energy consumption of light-duty hybrid electric vehicles in November 2021.
The Standards Center of the China Automotive Technology and Research Center (CATARC), which is in charge of vehicle carbon emission management policies, is proceeding with research and formulation of a new carbon emission management system throughout the entire vehicle life cycle. The implementation is scheduled to begin in 2025.
India
India has promulgated rules to introduce fuel economy / CO
2
regulations in 2017 and 2022 in a phased manner.
Brazil
Brazil is scheduled to implement new fuel economy / CO
2
regulations from 2022.
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
The European Union has issued a proposed regulation amending the EU Battery Directive to the EU Battery Regulation. The proposed regulation would add requirements related to carbon footprints and information disclosure of remaining life for recycling, among others. The EU Battery Regulation is currently scheduled to come into force in 2024.

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
In 2021, the MLIT adopted UN R158, which regulates “rear view devices”.
In 2021, the MLIT adopted UN R160, which regulates “Event Data Recorders (EDRs)”.
The United States
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

In December 2016, the NHTSA issued a final rule to newly establish FMVSS141, a standard for minimum sound requirements for hybrid and electric vehicles. The purpose of FMVSS141 is to reduce the number of injuries that result from electric and hybrid vehicle crashes with pedestrians by providing a sound level and sound characteristics necessary for these vehicles to be detected and recognized by pedestrians. Manufacturers must comply with the new requirements for 50% of all hybrid and electric vehicles produced from September 2018, and all hybrid and electric vehicles in or after September 2019. In February 2018, the NHTSA issued another final rule amending FMVSS141. The purpose of this amendment is to clarify the details of technical requirements and reschedule the phase-in
schedule (1 year delay).
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
In April 2020, the NHTSA issued “FMVSS Considerations for Vehicles with Automated Driving Systems: Volume 1” to provide interpretation verifying the legality of
ADS-DV
(an SAE International (SAE) level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls.
In September 2020, the NHTSA amended FMVSS141 again to extend phase-in
timing, responding to a petition from manufacturers citing the challenges in complying with FMVSS141 due to the supply chain disruptions caused by the
COVID-19
pandemic. The application date of FMVSS141 was extended until March 1, 2021, a half year later than the previous phase-in
schedule (September 1, 2020).
In October 2020, the NHTSA proposed to revise the child restraint system (CRS) concerning FMVSS208 “Occupant crash protection” to improve the CRS safety in crashes and proposed to revise the CRS lists in line with the currently in-production
CRSs.
In January 2021, the NHTSA issued a draft of “Cybersecurity Best Practices for the Safety of Modern Vehicles (2020 update)” to update non-binding
and voluntary guidance, which the NHTSA had issued its first edition in 2016, to the automotive industry for improving motor vehicle cybersecurity.
In January 2021, the NHTSA issued “FMVSS Considerations for Vehicles with Automated Driving Systems: Volume 2” to provide interpretation verifying the legality of
ADS-DV
(an SAE International (SAE) level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls. This Volume 2 mainly covered FMVSS that were not studied in Volume 1.
In June 2021, the NHTSA issued a general order that requires vehicle manufacturers to report accident information (General Order
2021-01).
The NHTSA has mandated that if any vehicle (including prototype and modified vehicles as well as production vehicles) equipped with an automated driving system (ADS) and SAE Level 2 or higher Advanced Driving Assistant System (ADAS) causes an accident on publicly accessible roads in the United States while or immediately after the ADS and ADAS are activated, vehicle manufacturers must report such accident to the NHTSA within one day, update the report within 10 days, and report additional information once a month for three years from the accident. The reporting requirement is in effect from June 2021.

In November 2021, President Biden signed Infrastructure Investment and Jobs Act (H.R.3684). The Act requires government agencies in the United States to enact various rules and regulations. In particular, the Act mandates agencies to implement rules regarding vehicle safety, mandatory installation of collision avoidance systems and drunk driving prevention technology, as well as surveys on connected vehicles. The content of each rule to be implemented is expected to be considered by the NHTSA and Department of Transportation (DOT) in the future.
In February 2022, the NHTSA issued a final rule to revise FMVSS108 “Lamps, Reflective Devices, and Associated Equipment”. This amendment enables the adoption of adaptive driving beam (ADB) systems, an advanced headlamp technology that optimizes the beam pattern without driver action, specifies track testing requirements for vehicles and lab testing requirements at the component level.
In March 2022, the NHTSA issued a final rule to revise FMVSS200 series (201/203/204/205/206/207/208/212/214/216a/219/225/226) for occupant protection in
ADS-equipped
vehicles.
ADS-equipped
vehicles without seats that are not intended to carry people are excluded from the application of the FMVSS200 series for occupant protection in the event of a collision.
ADS-equipped
vehicles without conventional steering control systems are partially excluded from the application of the FMVSS200 series (as it relates to protection from steering control systems), and new requirements for occupant protection in the event of a collision have been added.
Europe
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
In January 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to the withdrawal of the United Kingdom from the EU (i.e. Brexit).
As an important block of the European Data Strategy of February 2020, the Data Act was announced as the primary regulation governing the assurance of data value and management. This Data Act applies to manufacturers and service
co-owners,
users and providers of products in the EU market with the aim of ensuring data management and accessibility of data between the private and public sectors. For vehicles, the European Commission has issued an impact assessment on access to vehicle data, features and resources. With regards to access to in-vehicle
data for the purpose of providing vehicle related mobility services, the European Commission has started public consultation for the revision of “Whole Vehicle Type Approval (WVTA) and market surveillance” (EU) 2018/858 in March 2022.
China
Vehicle safety regulations in China were drafted with reference to the UNECE standards and cover almost the same matters as the UNECE standards. However, these regulations also include unique provisions that take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE regulations.
In addition, as rulemaking related to autonomous vehicles accelerates, multiple ICV (Intelligent Connecting Vehicle) standards will be promulgated in the future.
Future safety regulations are described as follows:
Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include:

+	Event Data Recorder (EDR),

+	Amendment to electric vehicles traction battery safety requirements, and

+	Amendment to electric vehicles safety requirements.
Newly established GB and GB/T standards (not yet published) include:

+	Establishment of technical requirements related to cyber security, and

+	Establishment of security requirements for automobile data collection and requirements for cross-border data transfers, and

+	Amendment to battery electric passenger cars – specifications.
Brazil
In April 2020, The National Traffic Department (DENATRAN) issued an ordinance regarding the vehicle safety labelling program.
In June 2020, The Brazil transport authority (CONTRAN) issued a resolution to approve affixing of license plates under the previous license plate specification on and after January 31, 2020.
In October 2020, the National Institute of Metrology, Standardization and Industrial Quality (INMETRO) issued an Ordinance amending quality technical regulations for new tires.
In October 2020, CONTRAN issued a resolution to postpone those applicable dates of some safety items due to
COVID-19
impact.
In November 2020, INMETRO issued an Ordinance, which amended “Regulation for Technical Quality on Child Restraint Systems” and “Requirements for assessment of compliance for Child Restraint Systems”.
In December 2020, DENATRAN issued an Ordinance amending the requirements of vehicle safety label program.

In January 2021, an Act of cyber security related to the products listed in the Reference List of Telecommunications Products published by the National Telecommunications Agency that have the function of terminal equipment with an Internet connection or telecommunications network infrastructure equipment was announced.
CONTRAN announced a final proposal regarding the obligation to install and technical requirements for the Automatic Emergency Braking System (AEBS) installed in vehicles. The earliest implementation time for the requirements begins in 2025.
Outline of Environmental and Safety Regulation for Motorcycles
1. Emissions
Japan
Japan published the next phase (Euro 5) level emission regulation to be implemented from December 2020.
The United States
The state of California started to consider introducing the Euro 5 level emission regulation and Zero Emission Motorcycles (ZEM) credit program.
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
Indonesia, Vietnam and the Philippines are implementing emission regulations based on European regulations (Euro 3). In addition, consideration of the introduction of Euro 4 has started.
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
The European Union has a plan to implement motorcycle recycling laws in near future.
The European Union has issued a proposed regulation amending the EU Battery Directive to the EU Battery Regulation. The proposed regulation would add requirements related to carbon footprints and information disclosure of remaining life for recycling, among others. The EU Battery Regulation is currently scheduled to come into force in 2024.
China
China has a plan to implement motorcycle recycling laws in near future.
India
India has announced a plan to implement motorcycle recycling laws in near future.
Vietnam
Vietnam implemented motorcycle recycling laws on January 1, 2018.
3. Safety
Japan
Japan has introduced safety regulations based on UNECE regulations as described below.
Japan issued new standards for advanced brake system (ABS: Anti-lock Brake System/ CBS: Combined Brake System) which applied to new type motorcycles from October 2018, will apply to all motorcycles from October 2021.
Japan adopted electric safety requirements for battery motorcycles (UN R136), and the requirements applied to new type motorcycles from January 2018, applied to all motorcycles from January 2020.
Japan adopted “Hydrogen and Fuel Cell Vehicles of category L” (UN R146), which became applicable to all motorcycles from January 2, 2019.
Japan adopted “Installation of lighting and light-signaling devices” (UN R53), which will become applicable to all motorcycles from September 1, 2023.
Europe
In January 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to Brexit.
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
Other Asian Countries
Thailand has introduced the braking (UN R78), electric motorcycle safety (UN R136) and is considering introducing lighting installation (UN R53) regulation.
Indonesia and Vietnam have been introducing various regulations regarding lighting and braking based on UN Regulations.
The Philippines has begun considering additional regulations to include an auto headlight on (AHO) function that automatically turns on the headlamps when the engine is running (From June 2023).
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
In March 2022, CARB has approved the publication of a draft regulation aimed at accelerating the transition from equipment using small off-road
engines to
zero-emission
equipment.
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
2. Recycling / Chemicals and hazardous substances
The United States
The Toxic Substances Control Act (TSCA) is the US hazardous substances legislation restricting Phenol, Isopropylated Phosphate (PIP) (3:1) for the first time in the world. PIP (3:1) is mainly used as a flame retardant. The first rule implementing this restriction was issued in January 2021, but relevant industrial associations objected that the transitional period, which was to last only 60 days, would make it impossible to comply in a timely manner. As a result, the compliance date has been extended to November 2024. Currently, “Motor vehicles” are exempted from this rule; however, PIP (3:1) can no longer be used for power products from 2024.

Europe
The same REACH compliance required for motor vehicles is required for power products. In June 2011, the European Union Directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment (RoHS) had been wholly revised and most power products were within its scope after 2019.
The European Union has issued a proposed regulation amending the EU Battery Directive to the EU Battery Regulation. The proposed regulation would add requirements related to carbon footprints and information disclosure of remaining life for recycling, among others. The EU Battery Regulation is currently scheduled to come into force in 2024.
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
In June 2021, the Snow Thrower Safety Council revised safety standards to add performance criteria allowing snow throwers to stop safely when moving backwards.
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
The publication of a new “Safety technical specification for agricultural machinery”, which specifies safety requirements for agricultural machinery in general, is under consideration.
Thailand
In July 2020, the Ministry of Industry issued the notification on provisions of design, development, making and usage of the TIS mark for industrial products.
Preparing for the Future
Management Policies and Strategies
Honda has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in Honda by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.
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
1. Toward a clean and safe/secure society
2. Creating value for “mobility” and “daily lives”
3. Accommodate the different characteristics of people and society
Honda is thoroughly committed to “eliminating the burden on the global environment” and “achieving safety that protects precious lives”. Specifically, in terms of the environment, Honda aims to achieve carbon neutrality by 2050 across all of our products and business activities.
In terms of safety, Honda will work toward the goal of zero traffic collision fatalities involving Honda’s motorcycles and automobiles globally by 2050.
1. Toward a clean and safe/secure society
Toward the realization of carbon neutrality
Going forward, Honda will actively promote the introduction of electric vehicles based on electric-powered motor technology which it has been developing as a leader in environmentalism. Honda aims to create a recycling-oriented society with “zero environmental impact” so that people can live sustainably on the earth toward the realization of carbon neutrality. Therefore, Honda will work on the three pillars of carbon neutrality, clean energy and resource circulation. Honda has set targets in line with the “1.5 Celsius scenario” of the Paris Agreement, aiming for zero environmental impact throughout the life cycle of our products, including not only the products produced and sold by Honda, but also its corporate activities, and is working toward its achievement.
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
Looking at the market environment for Motorcycle business, competition with not only existing manufacturers but also emerging manufacturers is intensifying. The operating environment continues to change more rapidly than ever as seen by the need to make efforts to deal with tighter environmental regulations in each country and expansion of new markets. Honda has set a CO
2
reduction target rate that far exceeds the governmental targets for relevant emerging countries, and is aiming to become an environmental leader in motorcycles, not only through the use of electric-powered motors, but also through improved fuel efficiency and the use of biofuels.
With regard to electrification in Automobile business, Honda will work to achieve carbon neutrality in accordance with the characteristics of each region, including customer acceptance, the infrastructure environment and the spread of renewable energy.
Power product and other businesses will provide new value for mobility and daily lives through the existing “provision of power products” and work toward the realization of carbon neutrality.
Challenges to be Addressed Preferentially
Considering the business environment, Honda will work on the following new challenges directed at the next generation to provide value unique to Honda with a view to contributing to the solving of various social issues including climate change, while continuing to achieve sustainable growth.
1. Prepare for future growth
Next-generation technologies
In the automobile industry in the future, the ability to respond to electrification, driver-assistive technologies, connected technologies and other technological innovations will likely determine the competitiveness of a company. Honda will work to develop products and services equipped with such next-generation technologies in Motorcycle, Automobile, and Power product businesses, and ensure business feasibility including in the value chain as early as possible.
In Automobile business, going forward to the late 2020s, Honda aims to introduce products tailored to the market characteristics of each region, such as the major markets of North America, China, and Japan. In North America, Honda will start by introducing battery-electric vehicles (EVs) that we are jointly developing with our partners. In China, Honda will target the characteristics of the advanced EV market, where EV penetration is ahead of other regions, through the use of local original development in order to respond quickly to changes in the market. In Japan, Honda will introduce commercial-use
mini-EVs
as we work to promote EVs with an initial focus on vehicles for professional use.
Honda will also keep a global perspective in developing the optimal electrification business, since we expect that EVs will be in widespread use from the late 2020s onward.
For batteries, Honda is developing its proprietary solid-state batteries. Honda has decided to construct a demonstration line to ensure performance at the mass-production level as well as superiority in terms of cost and safety.
Regarding driver-assistive technologies, Honda will work to promote and evolve “
Honda SENSING
”, a safety and driver-assistive system, for the purpose of preventing accidents.
In addition, Honda will work to develop intelligent driver-assistive technologies, which aim to reduce driving errors and risks and eliminate human errors while driving by adapting to the abilities and conditions of each individual. Honda will also work to develop safety and security network technology for anticipating and avoiding risks before an accident occurs by connecting all traffic participants (people and mobility) via telecommunications. Alongside these efforts, Honda will promote the spread and expansion of motorcycle safety technologies and the development of safety education technologies.

New businesses
Honda is committed to increasing the convenience and efficiency of society as a whole through a variety of electric products and services, as well as batteries, energy, mobile power packs, hydrogen, and the development of a connected platform that integrates these products and services.
Through these efforts, Honda will provide multifaceted and multidimensional solutions to meet the needs of customers in various countries and regions, and achieve the freedom of mobility with zero global environmental impact.
Going forward, while promoting electrification, Honda will work to transform its business portfolio by developing businesses that deliver various services and value to customers through products that integrate hardware and software.
Regarding research and development expenses and capital investment, Honda will further shift resources to electrification and software areas and will also utilize alliances and other means for efficient and effective resource management.
In addition, in order to expand the human potential and make people’s lives without constraints and more enjoyable, Honda will work on three areas: “eVTOL”, “Avatar Robot” and “Challenging the Space Domain”.
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
Mono-zukuri reform
In Automobile business, Honda has strengthened its global models and regional models according to the needs of each region, with the aim of manufacturing challenging products unique to Honda. Efficient Mono-zukuri, in addition to product appeal, is indispensable for further enhancing the competitiveness of such models. To this end, Honda is working to strengthen the structure in each area. Introducing the
Honda Architecture
, which is a company-wide initiative that increases the efficiency of development and expands parts-sharing for mass-production models, Honda has sequentially applied it, starting with the global model of the
CIVIC
. By further expanding its application, Honda will enhance the efficiency of existing businesses and repurpose those man-hours
to conduct research and development in advanced areas, thereby accelerating development for the future.
In addition, Honda will work to strengthen existing businesses by steadily optimizing production capacity in all regions.

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

C. Organizational Structure
As of March 31, 2022, the Company had 80 Japanese subsidiaries and 259 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
Honda Aero., Inc.	U.S.A.	Research & Development and Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Philippines Inc.	Philippines	Manufacturing and Sales	99.6
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

D. Property, Plants and Equipment
The following table sets out information, as of March 31, 2022, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Yorii-machi, Osato-gun, Saitama, Japan	4,349	Automobiles
Naka-ku, Hamamatsu, Shizuoka, Japan	1,924	Power products and transmissions
Suzuka, Mie, Japan	5,663	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,577	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A.	743	Aircraft
Burlington, North Carolina, U.S.A.	89	Aircraft engines
Marysville, Ohio, U.S.A.	5,308	Automobiles
Anna, Ohio, U.S.A.	2,382	Engines
East Liberty, Ohio, U.S.A.	2,775	Automobiles
Lincoln, Alabama, U.S.A.	4,557	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,468	Automobiles
Alliston, Canada	4,522	Automobiles and engines
El Salto, Mexico	369	Motorcycles
Celaya, Mexico	4,589	Automobiles
Gurugram, India	2,068	Motorcycles
Alwar, India	2,497	Motorcycles and automobiles
Narasapura, India	1,811	Motorcycles
Ahemdabad, India	974	Motorcycles
Karawang, Indonesia	2,818	Automobiles and engines
Melaka, Malaysia	2,031	Automobiles
Batangas,Philippines	1,300	Motorcycles
Ayutthaya, Thailand	2,632	Automobiles
Prachinburi, Thailand	1,221	Automobiles
Bangkok, Thailand	3,703	Motorcycles and power products
Phuc Yen, Vietnam	4,783	Motorcycles and automobiles
Duy Tien, Vietnam	678	Motorcycles
Buenos Aires, Argentina	484	Motorcycles
Itirapina, Brazil	987	Automobiles
Manaus, Brazil	6,606	Motorcycles and power products
In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.
As of March 31, 2022, the Company’s property, with a net book value of approximately ¥2.5 billion, was subject to specific mortgages securing indebtedness.
Capital Expenditures
Capital expenditures in the fiscal year ended March 31, 2022 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
Total capital expenditures for the year amounted to ¥2,304.5 billion, decreased by ¥18.6 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥278.4 billion, decreased by ¥42.8 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2021	2022	Increase (Decrease)

	Yen (millions)
Motorcycle Business	¥30,483	¥36,754	¥6,271
Automobile Business	281,617	230,476	(51,141)
Financial Services Business	2,002,158	2,026,438	24,280
Financial Services Business (Excluding Equipment on Operating Leases)	260	340	80
Life Creation and Other Businesses	8,934	10,835	1,901
Total	¥2,323,192	¥2,304,503	¥(18,689)
Total (Excluding Equipment on Operating Leases)	¥321,294	¥278,405	¥(42,889)
Intangible assets are not included in the table above.
In Motorcycle business, we made capital expenditures of ¥36,754 million in the fiscal year ended March 31, 2022. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
In Automobile business, we made capital expenditures of ¥230,476 million in the fiscal year ended March 31, 2022. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥340 million in the fiscal year ended March 31, 2022, while capital expenditures for equipment on operating leases were ¥ 2,026,098 million.
In Life creation and other businesses, capital expenditures of ¥10,835 million in the fiscal year ended March 31, 2022, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.
Plans after fiscal year 2022
Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.
The estimated amounts of capital expenditures for the fiscal year ending March 31, 2023 are shown below.

Fiscal year ending March 31, 2023
Yen (millions)
Motorcycle Business	¥48,100
Automobile Business	440,000
Financial Services Business	200
Power Product and Other Businesses	11,700

Total	¥500,000

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
A. Operating Results
Overview
Honda aims to achieve carbon neutrality by 2050 across all of our products and business activities and zero traffic collision fatalities involving our motorcycles and automobiles globally by 2050. For more details, please see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Management Policies and Strategies.” Although investments in new equipment and facilities for electrification and capitalized R&D expenditures related to the achievement of these goals are not currently a material portion of our overall capital expenditures, we plan to further shift resources to electrification and software in the future, leading the proportion of related expenditures to increase significantly within an appropriate range of overall expenditures.
Our business is subject to a severe economic and social environment, and our profitability depends on various factors. In such an environment, we are proactively working to resolve various social issues and to address risks such as climate change. For details of these social issues and the risks we are subject to, please see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially” and Item 3.D “Risk Factors.” In the process of, or as a result of, dealing with such social issues and risks, our sales volumes may be affected and additional costs may be incurred, which may have a significant effect on our future profitability.
Business Environment
Despite shifting to a recovery trend, looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2022, it continued to be difficult due to the spread of
COVID-19,
the impact of semiconductor supply shortages, and sharp increases in raw material prices, among other factors. In the United States, the economy picked up due to factors such as economic stimulus measures and improved consumer spending. In Europe and Asia, while there were signs of economic recovery, conditions were difficult, with some countries curtailing economic activities. In Japan, although the economy continued to pick up, there were signs of weakness in some areas, such as employment. During the fourth quarter of the fiscal year ended March 31, 2022, the global economy slowed down due to the worsening situation in Ukraine. A further downturn in the economy is expected in the near term.
The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.
Impacts relating to the spread of
COVID-19
on Honda’s consolidated financial results
Regarding the spread of
COVID-19,
resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the fiscal year ended March 31, 2022.

In addition, see “Risks relating to the spread of coronavirus disease 2019
(COVID-19)”
in Item 3.D. “Risk Factors”.
Overview of Fiscal Year 2022 Operating Performance
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2022, increased from the fiscal year ended March 31, 2021, due mainly to increased sales revenue in Motorcycle business and Financial services business operations as well as positive foreign currency translation effects. Operating profit increased from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by a decrease in profit attributable to price and cost impacts.
Motorcycle Business
Honda’s consolidated unit sales of motorcycles,
all-terrain
vehicles (ATVs), and
side-by-sides
(SxS) in fiscal year 2022 totaled 10,721 thousand units, increased by 4.5% from the previous fiscal year, due mainly to an increase in consolidated unit sales primarily in Brazil and the United States, which offset a decrease in consolidated unit sales primarily in India.
Automobile Business
Honda’s consolidated unit sales of automobiles in fiscal year 2022 totaled 2,424 thousand units, decreased by 7.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales primarily in the United States.
Life Creation and Other Businesses
Honda’s consolidated unit sales of power products in fiscal year 2022 totaled 6,200 thousand units, increased by 10.3% from the previous fiscal year, due to an increase in consolidated unit sales in all regions.
Fiscal Year 2022 Compared with Fiscal Year 2021
Sales Revenue
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2022, increased by ¥1,382.1 billion, or 10.5%, to ¥14,552.6 billion from the fiscal year ended March 31, 2021, due mainly to increased sales revenue in Motorcycle business and Financial services business operations as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥671.7 billion, or 5.1%, compared to the increase as reported of ¥1,382.1 billion, which includes positive foreign currency translation effects.
Operating Costs and Expenses
Operating costs and expenses increased by ¥1,171.1 billion, or 9.4%, to ¥13,681.4 billion from the previous fiscal year. Cost of sales increased by ¥1,128.2 billion, or 10.8%, to ¥11,567.9 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated sales revenue in Motorcycle business and Financial services business operations. Selling, general and administrative expenses decreased by ¥5.2 billion, or 0.4%, to ¥1,326.4 billion from the previous fiscal year, due mainly to a decrease in expenses. Research and development expenses increased by ¥48.1 billion, or 6.5%, to ¥787.0 billion from the previous fiscal year.
Operating Profit
Operating profit increased by ¥211.0 billion, or 32.0%, to ¥871.2 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by a decrease in profit attributable to price and cost impacts. Honda estimates that by excluding positive foreign currency effects of approximately ¥168.9 billion, operating profit would have increased by approximately ¥42.1 billion.
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
Profit before Income Taxes
Profit before income taxes increased by ¥156.1 billion, or 17.1%, to ¥1,070.1 billion from the previous fiscal year. The main factors behind this increase, except factors relating to operating profit, are as follows:
Share of profit of investments accounted for using the equity method had a negative impact of ¥70.2 billion, due mainly to recognition of reversal of impairment losses in previous fiscal year, which had been previously recognized on the investments in certain companies accounted for using the equity method.
Finance income and finance costs had a positive impact of ¥15.3 billion, due mainly to increased interest income. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.
Income Tax Expense
Income tax expense increased by ¥90.8 billion, or 41.6%, to ¥309.4 billion from the previous fiscal year. The average effective tax rate increased by 5.0 percentage points to 28.9% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.
Profit for the Year
Profit for the year increased by ¥65.2 billion, or 9.4%, to ¥760.7 billion from the previous fiscal year.
Profit for the Year Attributable to Owners of the Parent
Profit for the year attributable to owners of the parent increased by ¥49.6 billion, or 7.6%, to ¥707.0 billion from the previous fiscal year.
Profit for the Year Attributable to
Non-controlling
Interests
Profit for the year attributable to
non-controlling
interests increased by ¥15.6 billion, or 41.1%, to ¥53.6 billion from the previous fiscal year.

Business Segments
Motorcycle Business
Honda’s consolidated unit sales of motorcycles,
all-terrain
vehicles (ATVs) and
side-by-sides
(SxS) totaled 10,721 thousand units, increased by 4.5% from the previous fiscal year, due mainly to an increase in consolidated unit sales in Other Regions.
Sales revenue from external customers increased by ¥397.9 billion, or 22.3%, to ¥2,185.2 billion from the previous fiscal year, due mainly to increased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥301.2 billion, or 16.9%, compared to the increase as reported of ¥397.9 billion, which includes positive foreign currency translation effects.
Operating costs and expenses increased by ¥311.0 billion, or 19.9%, to ¥1,873.7 billion from the previous fiscal year. Cost of sales increased by ¥285.1 billion, or 21.5%, to ¥1,610.1 billion, due mainly to an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses increased by ¥23.0 billion, or 13.4%, to ¥194.4 billion, due mainly to an increase in expenses. Research and development expenses increased by ¥2.8 billion, or 4.3%, to ¥69.1 billion.
Operating profit increased by ¥86.8 billion, or 38.7%, to ¥311.4 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by increased expenses.
Japan
Total demand for motorcycles in Japan* was approximately 420 thousand units in fiscal year 2022, an increase of approximately 14% from the previous fiscal year.
Honda’s consolidated unit sales in Japan increased by 13.5% from the previous fiscal year to 244 thousand units in fiscal year 2022, mainly due to the effects of launching the new
GB350
model series and an increase in sales units of the
Rebel 250
model.

*	Source: JAMA (Japan Automobile Manufacturers Association)
North America
Total demand for motorcycles and
all-terrain
vehicles (ATVs) in the United States*, the principal market within North America, remained basically unchanged from the previous year at approximately 780 thousand units in calendar year 2021.
Honda’s consolidated unit sales in North America substantially increased by 31.6% from the previous fiscal year to 437 thousand units in fiscal year 2022, mainly due to an increase in sales units of the
CRF110F
model primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-sides
(SxS).
Europe
Total demand for motorcycles in Europe* increased by around 8% from the previous year to approximately 1,080 thousand units in calendar year 2021.

Honda’s consolidated unit sales in Europe substantially increased by 35.5% from the previous fiscal year to 317 thousand units in fiscal year 2022, mainly due to the increases in sales units of the
Vision
and
PCX
models.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria.
Asia
Total demand for motorcycles in India
*1
, the largest market within Asia, increased by around 2% from the previous year to approximately 14,450 thousand units in calendar year 2021. Total demand for motorcycles in other countries in Asia
*2
increased by around 16% from the previous year to approximately 19,890 thousand units, mainly due to an increase in demand in Indonesia.
Although Honda’s consolidated unit sales in Asia increased in calendar year 2021, it decreased by 2.0% from the previous fiscal year to 8,283 thousand units in fiscal year 2022, mainly due to a decrease in sales units of the
Activa
model series for the fiscal fourth quarter in India.
Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales for fiscal year 2022 substantially increased by around 44% from the previous fiscal year to approximately 3,870 thousand units, mainly due to the increases in sales units of the
BeAT
and
Vario
model series.

*1	Based on Honda research.
*2	Based on Honda research. Only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China.
Other Regions
Total demand for motorcycles in Brazil*, the principal market within Other Regions, substantially increased by around 22% from the previous year to approximately 1,140 thousand units in calendar year 2021.
Honda’s consolidated unit sales substantially increased by 39.5% from the previous fiscal year to 1,440 thousand units in fiscal year 2022, mainly due to the increases in sales units of the
CG160
and
Biz
model series in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)
Automobile Business
Honda’s consolidated unit sales of automobiles totaled 2,424 thousand units, decreased by 7.4% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in North America.
Sales revenue from external customers increased by ¥580.2 billion, or 6.8%, to ¥9,147.4 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales. The impact of price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥112.7 billion, or 1.3%, compared to the increase as reported of ¥580.2 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥581.2 billion, or 6.6%, to ¥9,360.5 billion from the previous fiscal year.
Operating costs and expenses increased by ¥435.2 billion, or 5.0%, to ¥9,124.3 billion from the previous fiscal year. Cost of sales increased by ¥474.6 billion, or 6.8%, to ¥7,447.4 billion, due mainly to an increase in costs attributable to increased consolidated sales revenue. Selling, general and administrative expenses decreased by ¥82.4 billion, or 7.7%, to ¥986.6 billion, due mainly to a decrease in expenses. Research and development expenses increased by ¥43.0 billion, or 6.7%, to ¥690.2 billion.

Operating profit increased by ¥145.9 billion, or 161.7%, to ¥236.2 billion from the previous fiscal year, due mainly to decreased expenses as well as positive foreign currency effects, which was partially offset by a decrease in profit attributable to price and cost impacts.
Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2021	2022
Passenger cars:	43%	42%
ACCORD, CITY, CIVIC, FIT/JAZZ

Light trucks:	50%	52%
BREEZE, CR-V, FREED, ODYSSEY, PILOT, Acura RDX, VEZEL/HR-V, XR-V

Mini vehicles:	7%	6%
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
In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 25% higher, our passenger cars category was approximately 15% lower and our mini vehicles category was approximately 50% lower than total weighted average contribution margin for the fiscal year ended March 31, 2022. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.
Japan
Total demand for automobiles in Japan
*1
decreased by around 9% from the previous fiscal year to approximately 4,210 thousand units in fiscal year 2022.
Honda’s consolidated unit sales in Japan
*2
decreased by 8.5% from the previous fiscal year to 476 thousand units in fiscal year 2022, mainly due to a decrease in sales units of the
FIT
model, attributable to the impacts of the semiconductor supply shortage, which offset the effects of launching the new
VEZEL
model.
Honda’s unit production of automobiles in Japan decreased by 7.7% from the previous fiscal year to 634 thousand units in fiscal year 2022.

*1	Source: JAMA (Japan Automobile Manufacturers Association), as measured by the number of regular vehicle registrations (661cc or higher) and mini vehicles (660cc or lower)
*2
Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to external customers in the Automobile business. Accordingly, they are not included in consolidated unit sales.

North America
Total demand for automobiles in the United States*, the principal market within North America, increased by around 3% from the previous year to approximately 15,070 thousand units in calendar year 2021.
Honda’s consolidated unit sales in North America decreased by 13.3% from the previous fiscal year to 1,283 thousand units in fiscal year 2022, mainly due to a decreases in sales units of the
CR-V
and
CIVIC
models, attributable to the impacts of the semiconductor supply shortage.
Honda’s unit production of automobiles in North America decreased by 9.0% from the previous fiscal year to 1,271 thousand units in fiscal year 2022.

*	Source: Autodata
Europe
Total demand for automobiles in Europe* decreased by around 2% from the previous year to approximately 11,770 thousand units in calendar year 2021.
Honda’s consolidated unit sales in Europe decreased by 1.0% from the previous fiscal year to 100 thousand units in fiscal year 2022, mainly due to the decreases in sales units of the
CIVIC
model.
Honda’s unit production of automobiles in Europe decreased by 55.8% from the previous fiscal year to 31 thousand units in fiscal year 2022, mainly due to the discontinuation of automobile production at Honda’s U.K. plant.

*
Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries, and the U.K.

Asia
Total demand for automobiles in Asia
*1
increased by around 17% from the previous year to approximately 7,090 thousand units in calendar year 2021. This was mainly due to the increases in demand in India and Indonesia. Total demand for automobiles in China
*2
increased by around 4% from the previous year to approximately 26,270 thousand units.
Honda’s consolidated unit sales in Asia increased by 13.6% from the previous fiscal year to 443 thousand units in fiscal year 2022, mainly due to the effects of launching the new
CITY
model and an increase in sales units of the
BRIO
model in Indonesia.
Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China decreased by 15.1% from the previous fiscal year to 1,579 thousand units in fiscal year 2022, mainly due to the decreases in unit sales of the
CIVIC
and
CR-V
models, attributable to the impacts of the semiconductor supply shortage.
Honda’s unit production by consolidated subsidiaries in Asia
*3
substantially increased by 21.2% from the previous fiscal year to 487 thousand units in fiscal year 2022.
Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. decreased by 13.7% from the previous fiscal year to 1,620 thousand units in fiscal year 2022.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India, and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following seven countries: Thailand, Indonesia, Malaysia, Vietnam, Taiwan, India, and Pakistan.
Other Regions
Total demand for automobiles in Brazil*, the principal market within Other Regions, increased by around 1% from the previous year to approximately 1,970 thousand units in calendar year 2021.
Honda’s consolidated unit sales decreased by 3.2% from the previous fiscal year to 122 thousand units in fiscal year 2022, due to a decrease in consolidated unit sales in some countries, which offset an increase in Brazil.
Unit production at Honda’s plant in Brazil increased by 16.1% from the previous fiscal year to 83 thousand units in fiscal year 2022.

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
Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2022, increased by ¥259.1 billion, or 2.5%, to ¥10,593.6 billion from March 31, 2021. Honda estimates that by applying Japanese yen exchange rates as of March 31, 2021, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2022 would have decreased by approximately ¥624.8 billion, or 6.0%, from March 31, 2021.
Sales revenue from external customers increased by ¥326.3 billion, or 13.1%, to ¥2,820.6 billion from the previous fiscal year, due mainly to increased revenues on disposition of lease vehicles. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥198.1 billion, or 7.9%, compared to the increase as reported of ¥326.3 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥316.5 billion, or 12.6%, to ¥2,823.3 billion from the previous fiscal year.
Operating costs and expenses increased by ¥340.4 billion, or 15.8%, to ¥2,490.2 billion from the previous fiscal year. Cost of sales increased by ¥299.9 billion, or 14.3%, to ¥2,399.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased revenues on disposition of lease vehicles. Selling, general and administrative expenses increased by ¥40.5 billion, or 80.2%, to ¥91.1 billion from the previous fiscal year, due mainly to difference in the amount of the allowance for credit losses.
Operating profit decreased by ¥23.9 billion, or 6.7%, to ¥333.0 billion from the previous fiscal year, due mainly to difference in the amount of the allowance for credit losses.
Life Creation and Other Businesses
Honda’s consolidated unit sales of power products totaled 6,200 thousand units, increased by 10.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in all regions.

Sales revenue from external customers increased by ¥77.5 billion, or 24.1%, to ¥399.2 billion from the previous fiscal year, due mainly to increased consolidated unit sales in Life creation business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥59.6 billion, or 18.5%, compared to the increase as reported of ¥77.5 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥79.9 billion, or 23.4%, to ¥421.7 billion from the previous fiscal year.
Operating costs and expenses increased by ¥77.7 billion, or 22.0%, to ¥431.2 billion from the previous fiscal year. Cost of sales increased by ¥61.9 billion, or 21.6%, to ¥349.4 billion, due mainly to an increase in costs attributable to increased consolidated unit sales in Life creation business. Selling, general and administrative expenses increased by ¥13.5 billion, or 33.5%, to ¥54.2 billion, due mainly to an increase in expenses. Research and development expenses increased by ¥2.2 billion, or 8.7%, to ¥27.6 billion from the previous fiscal year.
Operating loss was ¥9.4 billion, an improvement of ¥2.1 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts, which was partially offset by increased expenses. In addition, operating loss of aircraft and aircraft engines included in Life creation and other businesses was ¥33.7 billion, an increase of ¥1.4 billion from the previous fiscal year.
Japan
Honda’s consolidated unit sales in Japan increased by 5.1% from the previous fiscal year to 353 thousand units in fiscal year 2022, mainly due to an increase in sales of OEM engines*, which offset a decrease mainly in sales of generators.

*	OEM (Original Equipment Manufacturer) engines refer to engines installed on products sold under a third-party brand.
North America
Honda’s consolidated unit sales in North America increased by 4.6% from the previous fiscal year to 2,738 thousand units in fiscal year 2022, mainly due to the increases in sales of OEM engines and lawnmowers, which offset a decrease in the sales of generators.
Europe
Honda’s consolidated unit sales in Europe substantially increased by 28.0% from the previous fiscal year to 1,189 thousand units in fiscal year 2022, mainly due to the increases in sales of OEM engines and lawnmowers, which offset a decrease in the sales of generators.
Asia
Honda’s consolidated unit sales in Asia increased by 5.8% from the previous fiscal year to 1,487 thousand units in fiscal year 2022, mainly due to an increase in sales of OEM engines, which offset a decrease mainly in sales of water pumps.
Other Regions
Honda’s consolidated unit sales in Other Regions substantially increased by 28.9% from the previous fiscal year to 433 thousand units in fiscal year 2022, mainly due to the increases in sales of OEM engines and lawnmowers.

Geographical Information
Japan
In Japan, sales revenue from domestic and export sales increased by ¥491.4 billion, or 12.7%, to ¥4,359.2 billion from the previous fiscal year, due mainly to increased sales revenue in Motorcycle business. Operating profit was ¥6.4 billion, an increase of ¥82.3 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by increased expenses.
North America
In North America, where the United States is the principal market, sales revenue increased by ¥609.3 billion, or 8.1%, to ¥8,090.1 billion from the previous fiscal year, due mainly to increased sales revenue in Financial services business as well as positive foreign currency translation effects. Operating profit increased by ¥45.1 billion, or 9.9%, to ¥501.0 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by a decrease in profit attributable to price and cost impacts.
Europe
In Europe, sales revenue increased by ¥19.3 billion, or 2.8%, to ¥701.2 billion from the previous fiscal year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit decreased by ¥0.7 billion, or 2.8%, to ¥26.6 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts, which was partially offset by decreased expenses.
Asia
In Asia, sales revenue increased by ¥596.6 billion, or 17.3%, to ¥4,055.4 billion from the previous fiscal year, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Operating profit increased by ¥87.2 billion, or 34.6%, to ¥339.1 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects.
Other Regions
In Other Regions, sales revenue increased by ¥158.6 billion, or 36.5%, to ¥593.1 billion from the previous fiscal year, due mainly to increased sales revenue in Motorcycle business. Operating profit was ¥22.8 billion, an increase of ¥27.9 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as price and cost impacts.
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
Japan
Total demand for automobiles in Japan
*1
decreased around 8% from the previous fiscal year to approximately 4,650 thousand units in fiscal year 2021.
Honda’s consolidated unit sales in Japan decreased 11.7% from the previous fiscal year to 520 thousand units
*2
in fiscal year 2021, due mainly to decreases in sales units of the
N-BOX
model series.

Honda’s unit production of automobiles in Japan decreased 14.9% from the previous fiscal year to 687 thousand units in fiscal year 2021. This was mainly because of restrictions on the supply of parts and the decline in demand.

* 1	Source: JAMA (Japan Automobile Manufacturers Association), as measured by the number of regular vehicle registrations (661cc or higher) and mini vehicles (660cc or lower)

* 2
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

Asia
Total demand for automobiles in China, the largest market within Asia, decreased around 2% from the previous year to approximately 25,310 thousand units
*1
in calendar year 2020. Total demand for automobiles in other countries in Asia decreased around 24% from the previous calendar year to approximately 6,050 thousand units
*2
. This was mainly due to the decreases in demand in India and Indonesia.
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
and
CR-V
models.

Honda’s unit production by consolidated subsidiaries in Asia decreased 33.6% from the previous fiscal year to 402 thousand units
*3
in fiscal year 2021.
Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. increased 37.0% from the previous fiscal year to 1,877 thousand units in fiscal year 2021.

* 1	Source: CAAM (China Association of Automobile Manufacturers)

* 2	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.

* 3	The total includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India and Pakistan.
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
Honda requires working capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities. In addition, Honda is thoroughly committed to “eliminating the burden on the global environment” and “achieving safety that protects precious lives”. Specifically, in terms of the environment, Honda aims to achieve carbon neutrality by 2050 across all of our products and business activities. In terms of safety, Honda will work toward the goal of zero traffic collision fatalities involving Honda’s motorcycles and automobiles globally by 2050. Honda also requires funds for these environmental and safety initiatives.
Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. In the fiscal year ended March 31, 2022, the Company developed its Sustainable Finance Framework to raise a part of the funds for addressing our environmental and safety initiatives through issuing bonds and issued Green Bonds totaling US$2.75 billion thereunder. The proceeds from the issuance of the Green Bonds will be used exclusively toward environmental initiatives in accordance with the Sustainable Finance Framework. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end
balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial
services businesses was ¥836.8 billion as of March 31, 2022. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end
balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥7,269.9 billion as of March 31, 2022.
There are no material seasonal variations in Honda’s borrowing requirements.
In light of the future situation of working capital requirements and cash on hand, the Company will consider raising funds as needed.
Cash Flows
Fiscal Year 2022 Compared with Fiscal Year 2021
Consolidated cash and cash equivalents on March 31, 2022 increased by ¥916.9 billion from March 31, 2021, to ¥3,674.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:
Net cash provided by operating activities amounted to ¥1,679.6 billion of cash inflows. Cash inflows from operating activities increased by ¥607.2 billion compared with the previous fiscal year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.
Net cash used in investing activities amounted to ¥376.0 billion of cash outflows. Cash outflows from investing activities decreased by ¥420.8 billion compared with the previous fiscal year, due mainly to decreased payments for acquisitions of investments accounted for using the equity method as well as increased proceeds from sales and redemptions of other financial assets.
Net cash used in financing activities amounted to ¥615.7 billion of cash outflows. Cash outflows from financing activities increased by ¥331.7 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities and purchases of treasury stock.

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
Liquidity
The ¥3,674.9 billion in cash and cash equivalents as of March 31, 2022 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.
Honda’s cash and cash equivalents as of March 31, 2022 corresponds to approximately 3.0 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.
At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥568.2 billion have committed lines of credit equivalent to ¥1,226.1 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form
20-F.
Honda’s financing liabilities as of March 31, 2022 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.
Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Rating Services, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2022.

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
Off-Balance
Sheet Arrangements
Loan commitments
Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2022 was ¥119.1 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.
Guarantee of employee loans
As of March 31, 2022, we guaranteed ¥7.0 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥7.0 billion. As of March 31, 2022, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.
Contractual Obligations
The following table shows our contractual obligations as of March 31, 2022:

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥8,391,545	¥3,218,988	¥3,187,759	¥1,219,591	¥765,207
Other financial liabilities	579,669	146,949	133,571	67,480	231,669
Purchase and other commitments *1	60,527	51,175	8,955	397	—
Contributions to defined benefit pension plans *2	40,976	40,976	—	—	—

Total	¥9,072,717	¥3,458,088	¥3,330,285	¥1,287,468	¥996,876

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2022.

*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.
C. Research and Development
The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. Product-related R&D is conducted mainly by the Company, Honda R&D Co., Ltd., and Honda Development and Manufacturing of America, LLC. R&D on production technologies centers around the Company and Honda Development and Manufacturing of America, LLC in the United States. All of these entities work in close association with our other entities and businesses in their respective regions.
In addition, American Honda Motor Co., Inc., our consolidated subsidiary in the United States, made organizational changes to its automobile manufacturing-related companies and automobile development function in the United States on April 1, 2021. As a result of these changes, Honda R&D Americas, Inc. and Honda Engineering North America, Inc. were merged into Honda Development and Manufacturing of America, LLC. Furthermore, in the motorcycle operations, Honda of South Carolina Mfg., Inc., which is responsible for manufacturing powersports products (PSPs), including ATV and side-by-side
products, and Honda R&D Americas, Inc.’s PSPs development function were merged into the PSPs division of American Honda Motor Co., Inc. These organizational changes will advance integrated operations in all areas of sales, manufacturing, development and procurement, and strengthen our business structure in North America to respond more quickly to the needs of our customers and the market in light of the rapidly changing market environment.
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
Among major technological achievements, we launched the new road sports models, the
GB 350
in April 2021 and the
GB 350S
in July 2021, which are
air-cooled,
4-stroke,
OHC, single-cylinder 348cc engine with comfortable pulsating feeling, and simple yet distinguished styling.
In September 2021 we launched the
Monkey 125
and the
Super Cub C125
, which are both equipped with newly developed engines. The new engines are made to comply with the latest exhaust gas regulations by, for example, achieving a longer stroke to increase the compression ratio. As for the chassis, these models are equipped as standard with the one-channel
ABS, which can control front brake
lock-ups
and thus enable the rider to feel safe when applying the brake.
In March 2022, we launched the
NT1100
, a sport-touring model that realizes both the ease of handling for everyday use and outstanding comfort for long-distance touring by balancing “comfort” and “versatility” at a high level. It is also equipped as standard with a dual-clutch transmission (DCT) that enables the rider to enjoy stable riding.
The
Lead 125
, a class 2 motor scooter which is popular for its excellent practical utility and stylish design, has undergone a model change, including the installation of a new engine, and was launched in March 2022. The new
eSP+
four-valve, water-cooled, single-cylinder engine offers both powerful riding and low fuel consumption. And with the continued use of the start-stop system, the new model also contributes to the improvement of environmental performance and noise reduction.
With regard to electrification, in October 2021 we launched the third model of the
Honda e: business motorcycle
series,
GYRO CANOPY e:
, which is a three-wheeled motor scooter equipped with a canopy and powered by newly developed replaceable batteries. Taking advantage of its three wheels, the
GYRO CANOPY e:
offers stable riding even when loaded with luggage. It also offers protection from rain and other bad weather conditions and comes equipped with a large windshield and canopy. It is powered by two
Honda Mobile Power Pack e:
batteries (the
Honda Mobile Power Pack e:
battery has larger capacity than the conventional
Honda Mobile Power Pack
battery), and it can travel up to 77 km on a single charge (based on a test conducted at 30 km per hour on flat ground).

Through these efforts, Honda will endeavor to achieve carbon neutrality by offering a diverse range of products, including the
Honda e: business motorcycle
series, in addition to its conventional gasoline-powered models.
R&D expenditures in this segment incurred during the fiscal years ended March 31, 2020, 2021 and 2022 were ¥83.6 billion, ¥61.6 billion and ¥65.8 billion, respectively.
Automobile Business
In the Automobile business, Honda is engaged in research and development activities under the policy of “demonstrating collective strength for appealing and strong products, and ensuring continuing growth of the Automobile business by deepening the process of Mono-zukuri.”
Among major technological achievements, we launched the new
CIVIC
in September 2021. The new model’s design focuses on a low center of gravity, horizontal lines, and simple, flowing proportions. Our goal was to create a vehicle that is attractive at first sight and encourages long-term use. Honda’s original VTEC TURBO engine was further refined for agile response and high steering stability, achieving high-quality and agile driving performance. Furthermore, the traffic jam assist system was added to the
Honda SENSING
advanced safety and driver-assistive system. Thanks to the features discussed here as well as others, in addition to the joy of riding, the driver can experience the joy of moving safely and comfortably. At the 2022 North American Car, Truck and Utility Vehicle of the Year Awards, held in Detroit, Michigan, the United States, the
CIVIC
for the North American market won the 2022 North American Car of the Year award because of its highly advanced technology, design, safety features, driving performance, and driver satisfaction.
In Japan, the
N-ONE
, launched in November 2020, won the K CAR of the Year award at the 2021-2022 Japan Car of the Year (sponsored by the Japan Car of the Year Executive Committee). In addition to being equipped as standard with the
Honda SENSING
, the driving performance of the
N-ONE
was further refined so that the driver can feel the fun and joy of driving on a daily basis, from everyday driving to long-distance driving. Honda’s pursuit of safety performance necessary for comfortable car use in all situations has earned itself a high reputation.
In January 2022, we unveiled the new
STEP WGN
. At the Japan Premiere Event held online, its exterior and interior designs, with the grand concept of “nice living” were unveiled. The package featured a seat arrangement that allows passengers to freely choose wherever they want to sit so that it can be used in a variety of ways as the family grows.
With regard to electrification, we held an online press conference in January 2022 to outline our strategy in the area of electric vehicles in China. During the press conference, we announced our new environmental and safety initiatives in China and unveiled two planned production models and three concept models of Honda-brand electric vehicles for the first time globally. The
e:N
models, which will be the first Honda-brand electric vehicles in China, are equipped with the
Honda SENSING
. We will accelerate our electrification initiatives in China, a country undergoing rapid technological innovation.
R&D expenditures in this segment incurred during the fiscal years ended March 31, 2020, 2021 and 2022 were ¥707.2 billion, ¥692.5 billion and ¥708.1 billion, respectively.
Life Creation and Other Businesses
In the Life creation and other businesses, Honda is engaged in research and development activities based on the policy of “creating the lifestyles of the future, taking usefulness and joy to the next level.”
Among major technological achievements, in February 2022 we launched the
Lucky Multi FU700
, a
small-size
rear rotary tiller which is convenient and powerful for home gardening and other purposes. The new tiller is equipped with a 196 cc powerful engine and tires with a long diameter of 400 mm which can achieve strong pulling force, thereby delivering excellent tilling performance even in a large home garden.
With regard to electrification, in June 2021, Honda and Komatsu Ltd. signed a basic agreement to undertake joint projects to electrify Komatsu’s micro shovels through the use of the
Honda Mobile Power Pack
replaceable batteries and establish a system to share the portable batteries for the civil engineering and construction industries. Electrification of micro shovels will not only help sharply reduce noise and exhaust heat, but also achieve zero exhaust gas emissions to reduce environmental impacts. It will also enable construction workers to work comfortably in various work environments, both indoors and outdoors.
In October 2021 we have announced our plan to start battery sharing services for electric auto-rickshaws in India from the first half of 2022, using the newly developed
Honda Mobile Power Pack e:
detachable and portable batteries. At present electric vehicles face three problems: short range, long charging time, and high battery cost. We attempt to solve these problems by sharing batteries that are portable and replaceable, contributing to accelerating electrification and expanding the use of renewable energy sources.
Furthermore, the prototype of the
Honda Autonomous Work Vehicle (AWV)
, an autonomous mobility platform that can be used for various purposes by selecting appropriate attachments, was exhibited at the World of Concrete 2022, a trade show for construction materials and equipment that took place in Las Vegas, the United States, in January 2022. In November 2021, in cooperation with engineering and construction company Black & Veatch, the
Honda AWV
was tested at the construction site of a large solar power plant in New Mexico. We will continue to further improve the
Honda AWV
by carrying out demonstration tests in the United States.
In this way, we are striving to create new value, aiming to “serve people worldwide with the joy of expanding their life’s potential.”
In the aircraft business, Honda has created new value with uniquely developed leading-edge technology. We have been building an operating base in order to grow our aircraft business from a long-term perspective.
In May 2021, Honda Aircraft Company, LLC (HACI) unveiled the
HondaJet Elite S
, the latest, upgraded model of the
HondaJet
small business jet aircraft series, at its first online product launch event, “Innovation Continues: Elite S.” The new model features enhanced operational capability and improved controllability, and it is also equipped with new technologies to reduce the pilot’s workload and improve safety.
HACI announced in February 2022 that the
HondaJet
became the most delivered aircraft in the world in the small jet category in calendar year 2021 for the fifth consecutive year. In addition, in the aviation maintenance technician (AMT) awards program offered by the Federal Aviation Administration (FAA) of the United States, HACI received the “diamond-level AMT employer award” (the highest-level award) in recognition of the company’s high-quality repair and maintenance services and the expertise of its technicians.
We will continue to upgrade the structure for further vitalization of the business jet market.
R&D expenditures in this segment during the fiscal years ended March 31, 2020, 2021 and 2022 were ¥30.5 billion, ¥25.8 billion and ¥29.9 billion, respectively.
Research for next-generation technologies
In research for next-generation technologies, Honda is developing its proprietary solid-state batteries toward the realization of carbon neutrality, and is also developing intelligent driver-assistive technologies and safety and security network technology toward the realization of zero traffic collision fatalities. In addition, in order to create free time for people and expand the time and space in which they can play an active role, Honda will work on new areas, such as “eVTOL”, “Avatar Robot” and “Challenging the Space Domain”.

R&D expenditures incurred in research for next-generation technologies are distributed among Honda’s business segments.
Patents and Licenses
As of March 31, 2022, Honda owned more than 17,000 patents in Japan and more than 26,600 patents abroad. Honda also had applications pending for more than 7,600 patents in Japan and for more than 15,200 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.
D. Trend Information
See Item 5.A “Operating Results” for information required by this item.
E. Critical Accounting Estimates
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
Regarding the spread of
COVID-19,
there is no significant impact on Honda’s consolidated financial results for the fiscal year ended March 31, 2022 and there is no significant impact on accounting estimates. As the spread of
COVID-19
may have more adverse impact on market trend and economic conditions, actual results in any future periods could differ materially from the estimates.
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
Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.
The changes in the provision for those product warranties and sales revenue for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022
Provisions for product warranties
Balance at beginning of year	¥458,482	¥380,689	¥481,023

Provision*	¥212,275	¥272,076	¥118,378
Write-offs	(250,522)	(166,206)	(172,754)
Reversal	(26,843)	(22,002)	(36,882)
Exchange differences on translating foreign operations	(12,703)	16,466	29,436

Balance at end of year	¥380,689	¥481,023	¥419,201

Sales revenue	¥14,931,009	¥13,170,519	¥14,552,696

*
Provisions for product warranties accrued during the period for the years ended March 31, 2020, 2021 and 2022 are ¥212.2 billion, ¥272.0 billion and ¥118.3 billion, respectively, due mainly to the future warranty costs for product recalls in the Automobile business.

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
As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as part of our allowance calculation would have on the remeasurement and allowance for credit losses. If we had experienced a 10% increase in write-offs during fiscal year 2022, the remeasurement for fiscal year 2022 and the allowance balance at the end of fiscal year 2022 would have increased by approximately ¥5.1 billion and ¥3.9 billion, respectively. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2022.
Additional Narrative of the Change in Credit Loss
The following tables summarize our allowance for credit losses on receivables from financial services:

	Yen (millions)
For the year ended March 31, 2020	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥39,760	¥730	¥2,713	¥43,203

Remeasurement	¥54,833	¥142	¥1,905	¥56,880
Write-offs	(31,436)	(130)	(1,784)	(33,350)
Exchange differences on translating foreign operations	(2,916)	(52)	(297)	(3,265)

Balance at end of year	¥60,241	¥690	¥2,537	¥63,468

Ending balance of receivables from financial services	¥4,440,364	¥125,958	¥666,992	¥5,233,314
Average balance of receivables from financial services	¥4,552,643	¥132,568	¥651,139	¥5,336,350
Write-offs as a % of average balance of receivables from financial services	0.69%	0.10%	0.27%	0.62%
Allowance as a % of ending balance of receivables from financial services	1.36%	0.55%	0.38%	1.21%

	Yen (millions)
For the year ended March 31, 2021	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥60,241	¥690	¥2,537	¥63,468

Remeasurement	¥(4,778)	¥142	¥(402)	¥(5,038)
Write-offs	(20,733)	(107)	18	(20,822)
Exchange differences on translating foreign operations	(444)	88	114	(242)

Balance at end of year	¥34,286	¥813	¥2,267	¥37,366

Ending balance of receivables from financial services	¥4,847,906	¥126,766	¥486,138	¥5,460,810
Average balance of receivables from financial services	¥4,547,545	¥123,547	¥501,943	¥5,173,035
Write-offs as a % of average balance of receivables from financial services	0.46%	0.09%	0.00%	0.40%
Allowance as a % of ending balance of receivables from financial services	0.71%	0.64%	0.47%	0.68%

	Yen (millions)
For the year ended March 31, 2022	Retail	Finance lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of year	¥34,286	¥813	¥2,267	¥37,366

Remeasurement	¥10,263	¥(255)	¥(726)	¥9,282
Write-offs	(12,256)	(97)	30	(12,323)
Exchange differences on translating foreign operations	4,474	26	238	4,738

Balance at end of year	¥36,767	¥487	¥1,809	¥39,063

Ending balance of receivables from financial services	¥5,054,428	¥145,932	¥284,506	¥5,484,866
Average balance of receivables from financial services	¥4,964,846	¥134,316	¥319,583	¥5,418,744
Write-offs as a % of average balance of receivables from financial services	0.25%	0.07%	(0.01)%	0.23%
Allowance as a % of ending balance of receivables from financial services	0.73%	0.33%	0.64%	0.71%
The following table provides information related to losses on operating leases due to customer defaults:

	Yen (millions)
	2020	2021	2022
Remeasurement for credit losses on past due lease payments under operating leases	¥3,046	¥3,287	¥225
Impairment losses (reversal of impairment losses) on operating leases due to early termination	¥36,037	¥(16,321)	¥1,872
Fiscal Year 2022 Compared with Fiscal Year 2021
The remeasurement for credit losses on receivables from financial services for the fiscal year ended March 31, 2022 increased by ¥14.3 billion, from the fiscal year ended March 31, 2021. Write-offs of receivables from financial services for the fiscal year ended March 31, 2022 decreased by ¥8.4 billion, or 40.8%, from the fiscal year ended March 31, 2021.
Impairment losses on operating leases due to early termination for the fiscal year ended March 31, 2022 increased by ¥18.1 billion from the fiscal year ended March 31, 2021.
The increase in the remeasurement for credit losses and impairment losses on operating leases due to early termination were due to the relatively stable estimate of credit risk in our North American finance subsidiaries during the fiscal year ended March 31, 2022, compared to the significant reduction in credit risk during the fiscal year ended March 31, 2021. The North American economy experienced a recovery as a result of the government’s economic stimulus measures in North America resulting in positive changes in forward-looking factors including unemployment rates and a decrease in credit risk in our North American finance subsidiaries during the fiscal year ended March 31, 2021.
The decrease in write-offs was due to lower default frequencies which was attributable to the continued positive effects of the government’s economic stimulus measures in North America, relatively low unemployment rates, and strong used vehicle prices.
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
Losses on Lease Residual Values
Our finance subsidiaries in North America determine contractual residual values of operating lease vehicles at lease inception based on expectations of end of term used vehicle values. Lease customers have the option at the end of the lease term to return the vehicle to the dealer or to buy the vehicle for the contractual residual value (or if purchased prior to lease maturity, for the outstanding contractual balance). Returned lease vehicles can be purchased by the grounding dealer for the contractual residual value (or if purchased prior to lease maturity, for the outstanding contractual balance) or a market based price. Returned lease vehicles that are not purchased by the grounding dealers are sold through online and physical auctions. We are exposed to a risk of loss on the disposition of returned lease vehicles if the market values of leased vehicles at the end of their lease terms are less than their contractual residual values.
Estimated end of term residual values are dependent on the percentage of leased vehicles expected to be returned by lessees and the expected market values of leased vehicles at the end of their lease terms. Factors considered in this evaluation include, among other factors, economic conditions, external market information on new and used vehicles, historical trends, and recent auction values. We depreciate operating lease vehicles on a straight-line basis over the lease term to the lower of contract residual values or estimated end of term residual values. We assess our estimates for end of term residual values of lease vehicles, at minimum, on a quarterly basis. Adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense.
We also review our equipment on operating leases for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. If impairment conditions are met, impairment losses are measured by the amount carrying values exceed their recoverable amounts.
We believe that our estimated end of term residual values and impairment losses are “critical accounting estimates” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends, market values of leased vehicles, and return rates, which are inherently uncertain. We believe that the assumptions used are appropriate. However, actual results may differ from those assumed in our estimates.
If future auction values for all Honda and Acura vehicles in our North American operating lease portfolio as of March 31, 2022 were to decrease by approximately ¥10,000 per unit from our present estimates, holding all other assumptions constant, the total impact would be an increase in depreciation expense by approximately ¥5.6 billion, which would be recognized over the remaining lease terms. Similarly, if future return rates for our existing portfolio of all Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be an increase in depreciation expense by approximately ¥1.5 billion, which would be recognized over the remaining lease terms. Note that this sensitivity analysis may be asymmetric and is specific to the base conditions in fiscal year 2022. Also, declines in auction values are likely to have a negative effect on return rates which could affect the sensitivities.
Post-employment Benefits
We have various pension plans covering substantially all of our employees in Japan and certain employees in foreign countries. Defined benefit obligations and defined benefit costs are based on assumptions of many factors, including the discount rate and the rate of salary increase. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligations. The rate of salary increase reflects our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase for Japanese plans as of March 31, 2022 were 0.8% and 1.5%, respectively. Our assumed discount rate and rate of salary increase for foreign plans as of March 31, 2022 were 2.8 - 4.0% and 2.0 - 3.6%, respectively.
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
Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, we believe it is probable that we will utilize the benefits of these deferred tax assets as of March 31, 2021 and 2022. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions, effects of currency fluctuations or other factors.
New Accounting Pronouncements Not Yet Adopted
For a description of new accounting pronouncements not yet adopted, see “(d) New Accounting Standards and Interpretations Not Yet Adopted” of note “(2) Basis of Preparation” to the accompanying consolidated financial statements.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Effective on June 23, 2021, Honda adopted a “company with three committees” corporate governance system (the “Three Committees system”) under the Company Law. Under the Three Committees system, Honda has no Board of Corporate Auditors and the function of corporate audit is implemented by the Audit Committee within the Board of Directors.
For Japanese companies which employ the Three Committees system, including Honda, the Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), an audit committee (the “Audit Committee”), and a compensation committee (the “Compensation Committee”) shall be established. Each of these three committees shall consist of three or more directors, a majority of which shall be outside directors. The members of each of the three committees as well as executive officers are elected by the resolution of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors. For the Audit Committee, Honda’s regulations of the committee provide that full-time member of the Audit Committee shall be assigned by the resolution of the Board of Directors. The normal term of office of a director and an executive officer is one year. Directors and executive officers may serve any number of consecutive terms.
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
Under the Company Law, the Nominating Committee has the responsibility to determine the content of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The Audit Committee has the following responsibilities: (i) auditing the execution of duties by directors and executive officers and preparing audit reports and (ii) determining the content of proposals regarding the election and dismissal of accounting auditors and the refusal to reelect accounting auditors to be submitted to a general meeting of shareholders. The Compensation Committee has the responsibility to determine the content of the financial benefits as consideration for the execution of the duties, such as remuneration and bonuses, of directors and executive officers. As described above, not less than half of the members of each of the three committees must be outside directors. Each of the outside directors is required to meet all of the following independence requirements: the relevant person must be (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive
director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of a certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company. In addition, Honda has established additional independence requirements for the Outside Directors, the “Criteria for Independence of Outside Directors” as described in Exhibit 1.4 by the resolution of the Board of Directors, and all of Outside Directors meet the criteria. With respect to audit reports prepared by the audit committee, each member of the committee may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. In addition, the Company is required to appoint independent certified public accountants or audit corporations as accounting auditors. Such accounting auditors have as their primary statutory duties to audit the consolidated and non-consolidated
financial statements of the Company prepared in accordance with the Company Law to be submitted by a director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified member of the audit committee (or, if such member is not specified, any member of the committee) and the specified director in charge.
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
Members of the Board of Directors

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Chairman and Director

Seiji Kuraishi	Joined Honda Motor Co., Ltd. in April 1982	*3	43,000
(July 10, 1958)	Operating Officer, appointed in June 2011

	President of Honda Motor (China) Technology Co., Ltd., appointed in November 2013

	Managing Officer of the Company, appointed in April 2014

	Senior Managing Officer, appointed in April 2016

	Executive Vice President, Executive Officer and Representative Director, appointed in June 2016

	Risk Management Officer, appointed in June 2016

	Corporate Brand Officer, appointed in June 2016

	Chief Operating Officer, appointed in April 2017

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

Director in Charge of Strategy, Business Operations and Regional Operations, appointed in April 2019

Chief Officer for Automobile Operations, appointed in April 2019

Director, Executive Vice President and Representative Executive Officer, appointed in June 2021

Compensation Committee Member, appointed in June 2021

Chairman and Director, appointed in April 2022 (presently held)

Chairman of the Board of Directors, appointed in April 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director and Representative Executive Officers

Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*3	22,600
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

Chief Executive Officer, appointed in April 2021 (presently held)

Director, President and Representative Executive Officer, appointed in June 2021 (presently held)

Nominating Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kohei Takeuchi	Joined Honda Motor Co., Ltd. in April 1982	*3	31,700
(February 10, 1960)	Operating Officer, appointed in April 2011

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

	Director, Senior Managing Executive Officer, appointed in June 2021

	Director, Executive Vice President and Representative Executive Officer, appointed in April 2022 (presently held)

	Compensation Committee Member, appointed in April 2022 (presently held)

	Risk Management Officer, appointed in April 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director, Senior Managing Executive Officer

Shinji Aoyama	Joined Honda Motor Co., Ltd. in April 1986	*3	35,900
(December 25, 1963)	Operating Officer, appointed in April 2012

	Chief Officer for Motorcycle Operations, appointed in April 2013

	Operating Officer and Director, appointed in June 2013

	Chief Officer for Regional Operations (Asia & Oceania), appointed in April 2017

	President and Director of Asian Honda Motor Co., Ltd., appointed in April 2017

	Operating Officer of the Company (resigned from position as Director), appointed in June 2017

	Managing Officer, appointed in April 2018

	Vice Chief Officer for Regional Operations (North America), appointed in April 2018

	Senior Executive Vice President, Chief Operating Officer and Director of Honda North America, Inc., appointed in April 2018

	Senior Executive Vice President, Chief Operating Officer and Director of American Honda Motor Co., Inc., appointed in April 2018

	President, Chief Operating Officer and Director of Honda North America, Inc., appointed in November 2018

	President, Chief Operating Officer and Director of American Honda Motor Co., Inc., appointed in November 2018

	Chief Officer for Regional Operations (North America) of the Company, appointed in April 2019

	President, Chief Executive Officer and Director of Honda North America, Inc., appointed in April 2019,

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc. appointed in April 2019,

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Managing Officer in Charge of Electrification of the Company, appointed in July 2021

Managing Executive Officer, appointed in October 2021

Senior Managing Executive Officer, appointed in April 2022

Chief Officer for Business Development Operations, appointed in April 2022 (presently held)

Corporate Brand Officer, appointed in April 2022 (presently held)

Chief Officer for Automobile Operations, appointed in June 2022 (presently held)

Director, Senior Managing Executive Officer, appointed in June 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Asako Suzuki	Joined Honda Motor Co., Ltd. in April 1987	*3	20,600
(January 28, 1964)	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2016

	Vice Chief Officer for Regional Operations (Japan), appointed in April 2018

	Chief Officer for Human Resources and Corporate Governance Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Director, appointed in June 2021 (presently held)

	Full-time Audit Committee Member, appointed in June 2021 (presently held)

Masafumi Suzuki	Joined Honda Motor Co., Ltd. in April 1987	*3	58,520
(April 23, 1964)	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012

	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017

	Director, appointed in June 2021 (presently held)

	Full-time Audit Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunihiko Sakai (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*3	1,200

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

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019

	Director, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

Fumiya Kokubu	Joined Marubeni Corporation in April 1975	*3	700
(October 6, 1952)	Senior Executive Vice President of Marubeni Corporation, appointed in April 2012

	Senior Executive Vice President, Member of the Board of Marubeni Corporation, appointed in June 2012

	President and CEO, Member of the Board of Marubeni Corporation, appointed in April 2013

	Chairman of the Board of Marubeni Corporation, appointed in April 2019 (presently held)

	Outside Director of Taisei Corporation, appointed in June 2019 (presently held)

	Director of the Company, appointed in June 2020 (presently held)

	Nominating Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoichiro Ogawa (February 19, 1956)	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC) in October 1980	*3	200
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

	CEO of Deloitte Tohmatsu Group, appointed in July 2015

	Senior Advisor of Deloitte Tohmatsu Group, appointed in June 2018 (resigned in October 2018)

	Founder of Yoichiro Ogawa CPA Office in November 2018 (presently held)

	Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kazuhiro Higashi	Joined Resona Group in April 1982	*3	200
(April 25, 1957)	Director, Deputy President and Representative Executive Officer of Resona Holdings, Inc., appointed in April 2011

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

	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited, appointed in April 2018

	Chairman and Director of Resona Holdings, Inc., appointed in April 2020 (presently held)

	Chairman and Director of Resona Bank, Limited, appointed in April 2020 (presently held)

	Outside Director of Sompo Holdings, Inc., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Compensation Committee Member (Chairperson), appointed in June 2021 (presently held)

Ryoko Nagata	Joined Japan Tobacco Inc. in April 1987	*3	200
(July 14, 1963)	Executive Officer of Japan Tobacco Inc., appointed in June 2008

	Standing Audit & Supervisory Board Member of Japan Tobacco Inc., appointed in March 2018 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

*1	Effective on June 23, 2021, Honda adopted the Three Committees system under the Company Law.
*2	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, and Ms. Ryoko Nagata are Outside Directors.
*3
The term of office of a Director is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2023 after his/her election to office at the close of the ordinary general meeting of shareholders on June 22, 2022.

Composition of the Three Committees under the Board of Directors
•
: Chairperson
○
: Member

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe	○
Kohei Takeuchi			○
Asako Suzuki		○
Masafumi Suzuki		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○
Executive Officers (who are not concurrently the members of the Board of Directors)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officers

Noriaki Abe (October 8, 1962)	Joined Honda Motor Co., Ltd. in April 1986	*4	18,600
	Operating Officer, appointed in April 2014

	Chief Officer for Regional Operations (Asia & Oceania), appointed in April 2014

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

Chief Officer for Traffic Safety Promotion Operations, appointed in April 2021 (presently held)

Managing Executive Officer, appointed in June 2021 (presently held)

Risk Management Officer, appointed in October 2021

Compliance Officer, appointed in April 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Keiji Ohtsu (July 7, 1964)	Joined Honda R&D Co., Ltd. in April 1983	*4	15,400
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

	In Charge of Quality & Compliance Audit Division, appointed in April 2020

	Managing Officer, appointed in April 2021

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2021 (presently held)

	Managing Executive Officer of the Company, appointed in June 2021 (presently held)

*4
The term of office of an Executive Officer is until at the close of the first Board of Directors meeting held after the ordinary general meeting of shareholders of the fiscal year ending March 31, 2023 after his/her appointment to office.

*5
The Company has adopted an operating officer system to strengthen operations in regions and local workplaces, and implement quick and appropriate decisions.
Operating Officers under the operating officer system are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form
20-F.
The Company’s Senior Managing Officers and Managing Officers under the operating officer system, as voluntarily disclosed in Japan, are as follows:

Senior Managing Officers

Yasuhide Mizuno	Honda-Sony JV Prep Office

Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations

Director of Honda R&D Co., Ltd.

Managing Officers

Noriya Kaihara	Chief Officer for Regional Operations (North America)

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC

Katsushi Inoue	Chief Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor (China) Technology Co., Ltd.

Yoshishige Nomura	Chief Officer for Motorcycle and Power Products Operations

Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Kensuke Oe	Head of Production Supervisory Unit for Automobile Operations

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
B. Compensation
Methods of determining the policy for determining individual remuneration of Directors and Executive Officers
The Company views remuneration for Directors and Executive Officers, the key to its corporate governance, as an important driving force in realizing our fundamental beliefs, management policies, and aspirations. The Compensation Committee has established the following decision-making policy in order to encourage appropriate risk-taking and accurately reflect management responsibility in an effort to promote speedy reforms to achieve our vision amidst a drastically changing environment.

1.
The Company’s remuneration structure for Directors and Executive Officers is designed to motivate officers to contribute to the improvement of the Company’s business performance not only over the short-term, but also over the mid-
to long-term, so that the Company can continuously enhance its corporate value, and it consists of monthly remuneration, a fixed amount paid each month as remuneration for the execution of duties, STI (Short Term Incentive) based on business performance for the relevant fiscal year, and LTI (Long Term Incentive) based on the mid-
to long-term business performance.

2.	Monthly remuneration shall be paid as a fixed amount each month based on remuneration standards resolved by the Compensation Committee.

3.	STI shall be determined and paid by resolution of the Compensation Committee, taking into consideration the business performance of each fiscal year.

4.
Based on standards and procedures approved by the Compensation Committee, LTI is based on the mid-
to long-term performance and paid in the form of the Company’s shares and cash, in order to function as a sound incentive for sustainable growth.

5.
Remuneration paid to Directors who concurrently serve as Executive Officers and Executive Officers shall consist of monthly remuneration, STI and LTI, and the composition rate shall be determined based on the remuneration standards resolved by the Compensation Committee. The composition ratio of variable compensation is increased according to the weight of management responsibility attributed to each position.

6.	Remuneration paid to Outside Directors and other Directors who do not concurrently serve as Executive Officers shall consist only of monthly remuneration.

7.
In order to advance the Company’s sustainable growth and enhance its corporate value over the mid-to
long-term by sharing common interests with the shareholders through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company’s stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.

8.
Directors and Executive Officers shall continuously hold, throughout their term of office and for one year after their retirement, any stock of the Company acquired as LTI or acquired through the Officers Shareholding Association.

Approach to remuneration level
The remuneration levels for Directors and Executive Officers are set at a level that is highly competitive in order to secure diverse and talented human resources based on objective remuneration data from an outside research organization and information provided by outside consultants, as well as research and analysis of a peer group of approximately 20 to 30 global Japanese companies of similar size. The Company also reviews remuneration from time to time in response to changes in the business environment.
Remuneration structure
Remuneration paid to Executive Officers consists of monthly remuneration, STI and LTI, and the ratio of STI and LTI is set according to the weight of management responsibility attributed to each position, with a view to providing an incentive to continuously improve corporate value. The same remuneration structure as the structure for Executive Officers is applied to the Company’s Operating Officers.

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Based on performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President	Vice President, Senior Managing Executive Officer	Managing Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	40%	50%
STI	Short-term performance-based remuneration	0 to 180%	Cash	Annually	25%	30%	25%
LTI	Medium- to long-term performance-based remuneration	50 to 150%	Stock	Three years after granting points each year	50%	30%	25%

2.	Monthly remuneration
Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI
STI is a performance-based remuneration that is paid once a year in cash, taking into account the Company’s performance each fiscal year and the individual performance of each Executive Officer.
The final payment amount is determined by multiplying the standard STI amount by the individual performance coefficient after determining the payment level using the Company’s performance coefficient.
The Company’s performance coefficient fluctuates between 0 and 150% depending on the achievement of key performance indicators (KPIs), which are operating profit margin and profit attributable to owners of the parent of consolidated accounting, both of which are important indicators that measure the contribution to corporate value during each fiscal year.
The individual performance coefficient fluctuates between 80 and 120% depending on the achievement of individual targets set for each Executive Officer’s role. The President’s performance is evaluated by the Compensation Committee, while those of the Executive Officers, excluding the President, are evaluated by the Compensation Committee following an evaluation by the President.
[Company’s performance coefficient] Fluctuation range:
0-150%

KPIs (Consolidated accounting)	Evaluation method	Weight of each KPI
Operating profit margin	Degree of achievement of targets	50%
Profit attributable to owners of the parent		50%
[Individual performance coefficient] Fluctuation range:
80-120%

KPIs	Evaluation method	Weight of each KPI
Individual targets set according to role	Degree of achievement of individual targets	100%

STI payment	=	Standard STI	x	Company’s performance coefficient	x	Individual performance coefficient

4.	LTI
LTI is a
non-monetary
performance-based remuneration that provides shares based on financial and non-financial
performance through a trust structure, aiming to further enhance mindfulness toward contributing to the sustained improvement of corporate value of the Company over the mid-
to long-term, as well as to share profits with shareholders.
Points are granted according to the base amount for each position in July each year, and shares equivalent to the points based on performance are granted three years after the points are awarded. Furthermore, 50% of the shares to be granted will be paid in cash after being converted into cash to fund tax payments.
Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the mid-
to long-term. KPIs for financial indicators are consolidated profit before income taxes and consolidated operating profit margin, which vary from 50 to 150% depending on the level of growth over the past three fiscal years. KPIs for non-financial
indicators are brand value, SRI indicators, and Associate Engagement, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.

Points shall be forfeited in the event of certain misconduct or violations of laws, regulations, or company rules.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated profit before income taxes	Evaluated based on growth over the past three fiscal years	35%	50 to 150%
	Consolidated operating profit margin		35%
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%
	SRI index
	Associate Engagement

*	Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of motorcycle/automobile/life creation businesses by a third-party research firm

-	SRI index: Dow Jones Sustainability World Index

-	Associate Engagement: Survey of employee activeness in each region by a third-party research firm
In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.
As a result of the evaluation in the fiscal year ended March 31, 2022, STI were increased by 16% compared to the base amount, and LTI was paid with a performance-based coefficient of 116%.
Matters related to
non-monetary
remuneration
In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Compensation Committee, the Company delivers and provides the Company’s shares and cash equivalent to the proceeds from the conversion of the Company’s shares, together with dividends accruing on the Company’s shares, in conjunction with the mid-
to long-term business performance.
Overview of the Compensation Committee and its activities
The Company transitioned from being a Company with an Audit and Supervisory Committee to being a Company with three committees based on a resolution of the 97th Ordinary General Meeting of Shareholders held on June 23, 2021. The Compensation Committee determines the details of remuneration, for each individual Director and Executive Officer and undertakes other duties as required by laws and regulations and the Articles of Incorporation. The Compensation Committee consists of four Directors, including three Outside Directors, and the Chairperson is selected from among the independent Outside Directors.
The Compensation Committee met five times in the fiscal year ended March 31, 2022, with all members present at each meeting.
The main matters discussed during the fiscal year ended March 31, 2022 are as follows.

-	Basic policies and annual activity plans

-	Remuneration standards for Directors and Executive Officers

-	Stock-based compensation plan and share delivery rules

Reasons for the Compensation Committee to determine that the details of individual remuneration for Directors and Executive Officers are in line with the determination policy
The Company examines and deliberates the consistency of remuneration levels, the composition of remuneration, and the setting of targets for performance-based remuneration, etc., with the Company’s basic policy on the determination of remuneration for officers from various perspectives, based on comparisons with the external environment and information provided by external consultants.
Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2022 is in line with the determination policy.
The total amount of fixed monthly remuneration paid to the Company’s Directors and Executive Officers during the fiscal year ended March 31, 2022 was ¥696 million. This amount includes fixed monthly remuneration paid to five Directors who retired during the fiscal year. The amount of fixed monthly remuneration paid to Executive Officers includes amount of fixed monthly remuneration paid to the Executive Officer who was also a Director of a subsidiary of the Company.
The total amount of STI and LTI for the Company’s Directors and Executive Officers accrued for the fiscal year ended March 31, 2022 were ¥188 million and ¥159 million, respectively.
The amounts of fixed monthly remuneration paid, STI and LTI accrued from April 2021 to June 2021 are as follows:

	Fixed remuneration		Performance-based remuneration				Total
	Remuneration		STI		LTI
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Audit and Supervisory Committee Members and outside Directors	6	¥113	—	¥—	3	¥26	¥139
Outside Directors excluding Audit and Supervisory Committee Members	2	8	—	—	—	—	8
Audit and Supervisory Committee Members excluding outside Directors	2	36	—	—	—	—	36
Outside Audit and Supervisory Committee Members	3	12	—	—	—	—	12

Total	13	¥169	—	¥—	3	¥26	¥195

The amounts of fixed monthly remuneration paid, STI and LTI accrued from July 2021 to March 2022 are as follows:

	Fixed remuneration		Performance-based remuneration				Total
	Remuneration		STI		LTI
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Outside Directors	3	¥181	—	¥—	—	¥—	¥181
Outside Directors	5	66	—	—	—	—	66
Executive Officers	8	280	8	188	8	133	601

Total	16	¥527	8	¥188	8	¥133	¥848

* 1	Effective on June 23, 2021, Honda adopted a “company with three committees” corporate governance system (the “Three Committees system”).

* 2	Directors excluding Outside Directors do not include three directors who concurrently serve as Executive Officers.
The amount of fixed monthly remuneration paid to Toshiaki Mikoshiba during the fiscal year ended March 31, 2022 was ¥104 million.
The amount of fixed monthly remuneration paid to Toshihiro Mibe during the fiscal year ended March 31, 2022 was ¥91 million. The amount of STI and LTI for Toshihiro Mibe accrued for the fiscal year ended March 31, 2022 were ¥58 million and ¥46 million, respectively.
The amount of fixed monthly remuneration paid to Seiji Kuraishi during the fiscal year ended March 31, 2022 was ¥59 million. The amount of STI and LTI for Seiji Kuraishi accrued for the fiscal year ended March 31, 2022 were ¥25 million and ¥29 million, respectively.
The amount of fixed monthly remuneration paid to Kohei Takeuchi during the fiscal year ended March 31, 2022 was ¥49 million. The amount of STI and LTI for Kohei Takeuchi accrued for the fiscal year ended March 31, 2022 were ¥28 million and ¥24 million, respectively.
The Board Incentive Plan
At the Board of Directors meeting held on May 15, 2018 and the Ordinary General Meeting of Shareholders held on June 14, 2018, the Company resolved to introduce a stock compensation scheme (the “Scheme”) for the purpose of further enhancing Executive Officers’ and Operating Officers’ mindfulness toward contributing to the sustained improvement of corporate value of the Company over the mid-
to long-term as well as seeking for the sharing of common interests with its shareholders. The continuation of the content of the Scheme was resolved at the Company’s Compensation Committee meeting held on August 2, 2021.
Executive Officers, Operating Officers and a part of Operating Executives of the Company who are residents of Japan (collectively, “Executive Officers Etc.”) are eligible for the Scheme.
Outline of the Scheme
The Scheme is a stock compensation scheme that uses a BIP (Board Incentive Plan) trust (a “BIP Trust”). A BIP Trust is a scheme where, in the same way as performance share and restricted stock schemes in the U.S., shares in the Company and money are delivered and paid to Executive Officers Etc. in accordance with their positions and the degree of achievement or growth in management indicators of the Company such as performance and corporate value.

Content of trust agreement

Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)

Purpose of trust	To further enhance mindfulness of Executive Officers Etc. toward contributing to the sustained improvement of corporate value of the Company over the mid- to long-term

Trustor	The Company

Trustee	Mitsubishi UFJ Trust and Banking Corporation
(Joint trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Executive Officers Etc. who satisfy the beneficiary requirements

Trust administrator	A third party which has no interests in the Company (a certified public accountant)

Date of trust agreement	August 20, 2018

Period of trust	From August 20, 2018 to August 31, 2024

Exercise of voting rights of Company shares	None

Class of shares acquired	Common shares of the Company

Amount of trust money added at the time of the trust period extension	1,975 million yen (including trust fees and trust expenses)

Timing of acquisition of shares	August 20, 2021

Method of acquisition of shares	Acquisition from stock market

Holder of vested rights	The Company

Residual assets	The residual assets that the Company can obtain as a holder of vested rights shall be included in the trust expenses reserve
Total number of shares scheduled to be acquired by Executive Officers Etc.
787,000 shares (Total number of shares scheduled to be acquired for three fiscal years from 2021)
Scope of persons eligible to receive beneficiary rights and other rights under the Scheme
Executive Officers Etc. who satisfy the beneficiary requirements
C. Board Practices
See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors required by this item.

D. Employees
The following tables list the number of Honda full-time employees as of March 31, 2020, 2021 and 2022.
As of March 31, 2020

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
218,674	47,013	159,555	2,455	9,651

As of March 31, 2020, Honda had 218,674 full-time employees, including 151,530 local nationals employed in its overseas operations.
As of March 31, 2021

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
211,374	46,255	153,413	2,385	9,321

As of March 31, 2021, Honda had 211,374 full-time employees, including 143,878 local nationals employed in its overseas operations.
As of March 31, 2022

Total	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses
204,035	46,448	146,092	2,321	9,174

As of March 31, 2022, Honda had 204,035 full-time employees, including 138,796 local nationals employed in its overseas operations.
Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 87% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2022.
In Japan, basic wages are negotiated annually and the average increases in wages of the Company’s employees in the fiscal year ended March 31, 2020, 2021 and 2022 were 2.1%, 2.0% and 2.0%, respectively. In addition, in accordance with Japanese custom, each employee is paid a semi-annual bonus. Bonuses are negotiated during wage negotiations and are based on the overall performance of the Company or the applicable subsidiary in the previous year, the outlook for the current year and other factors.
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

E. Share Ownership
The total amount of the Company’s voting securities owned by its Directors and Executive Officers as a group as of June 22, 2022 is as follows. The individual ownership of each of the Directors and Executive Officers is listed next to their names under Item 6.A. Directors and Senior Management.

Title of Class	Amount Owned	% of Class
Common Stock	248,820 shares	0.015%
The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2022, the Association owned 7,087,184 shares of the Company’s common stock.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2022, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,710,600,356 shares were outstanding.
The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2022:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	269,361	15.7
Moxley & Co. LLC*	107,517	6.3
Custody Bank of Japan, Ltd. (Trust Account)	107,250	6.3

*	Moxley & Co., LLC is the nominee of JPMorgan Chase Bank, N.A., which acts as the Depositary for the Honda’s ADSs.
According to a statement on Schedule 13G (Amendment No. 7) filed by BlackRock, Inc. with SEC on February 1, 2022, BlackRock, Inc. directly and indirectly held, as of December 31, 2021, 109,774,328, or 6.1% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 5) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 4, 2022, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2021, 99,654,867 shares, or 5.5% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 18) filed by Mitsubishi UFJ Financial Group, Inc. with the SEC on February 8, 2022, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2021, 90,973,497 shares, or 5.3% of the then issued shares, of Honda’s Common Stock.
None of the above shareholders has voting rights that are different from those of our other shareholders.
ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2022 were 1,811,428,430 shares of Common Stock, of which 107,517,766 shares represented by ADSs and 369,498,151 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 193 at March 31, 2022.
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
During the fiscal year ended March 31, 2022, Honda had sales of ¥1,146.5 billion and purchases of ¥1,370.3 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2022, Honda had receivables of ¥380.6 billion from affiliates and joint ventures, and had payables of ¥184.0 billion to affiliates and joint ventures.
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

8. Profit Redistribution Policy
The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy is to determine such distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. With respect to dividends, the Company will strive to pay stable and continuous dividends aiming at a consolidated dividend payout ratio of approximately 30%.
The Company’s basic policy for dividends is to make semiannual distributions (an interim dividend and a year-end
dividend). The Company may determine dividends from surplus by a resolution of the Board of Directors.
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
The Company determined total dividends for the year ended March 31, 2022 were ¥120 per share. Semiannual dividends per share for the year ended March 31, 2022 were as follows: the interim ¥55, the year-end
¥65 per share.
Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2022)

	Resolution of the Board of Directors	Resolution of the Board of Directors
	November 5, 2021	May 13, 2022
Dividend per Share of Common Stock (yen)	55.00	65.00
Total Amount of Dividends (millions of yen)	95,130	111,256
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

A U.S. holder must include the dividend in its taxable income when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable
return of capital to the extent of U.S. holder’s basis in the shares or ADSs and thereafter as capital gain. However, Honda does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. holder should expect to generally treat distributions that Honda makes as dividends.
Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against a U.S. holder’s United States federal income tax liability. However, under recently finalized U.S. Treasury regulations, it is possible that such withholding tax will not be creditable unless the U.S. holder is eligible to claim the benefits of the Treaty and elects to apply the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability.
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
(a) Depositing or substituting the underlying shares
Each person to whom ADRs are issued against deposits of Shares, including without limitation, deposits and issuances in respect of:

•  Share distributions, stock split, rights, merger

•  Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities
USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Any Cash distribution made, or for any elective cash/ stock dividend offered.	USD 0.05 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADSs	An aggregate fee of USD 0.05 or less per ADS per calendar year (or portion thereof) which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions

Category	Depositary Actions	Associated Fee
(g) Expenses of the depositary	Expenses incurred on behalf of holders in connection with

•  The servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.
Fees for the reimbursement of such fees, charges and expenses may be charged on a periodic basis during each calendar year and shall be assessed on a proportionate basis against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions.

	• Stock transfer or other taxes and other governmental charges.	Fees for such charges to be payable by the holders or persons depositing shares.

	• SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADSs or deposited securities.	Fees for such charges to be payable by the persons depositing or holders delivering shares, ADSs or deposited securities.

	• Transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.	Fees for such charges to be payable by the persons depositing shares or holders withdrawing deposited securities.

•  In connection with the conversion of foreign currency into U.S. dollars, transferring foreign currency or U.S. dollars to the United States, obtaining any approval or license of any governmental authority required for such conversion or transfer or making any sale.
To be deducted from cash distributed to holders.
4. Direct / Indirect Payment Disclosure
Honda does not receive any reimbursement from the depositary bank. JPMorgan Chase Bank, N.A. agreed to waive an out-of-pocket
expense of $50,000 associated with the administration of the ADR program. The out-of-pocket
expenses relate to depositary service administration, including but not limited to, dividend disbursement and proxy process. From April 1, 2021 to March 31, 2022, the Depositary waived $192,858.82 in expenses related to the Ordinary General Meeting of Shareholders.
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
and
15d-15(e)
under the U.S. Securities Exchange Act of 1934) as of March 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.
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
Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2022 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2022.
KPMG AZSA LLC(PCAOB ID:1009), the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2022, for which audited financial statements appear in this Annual Report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2021 and 2022:

	Yen (millions)
	2021	2022
Audit Fees	¥4,152	¥4,394
Audit-Related Fees	127	136
All Other Fees	11	11

Total	¥4,290	¥4,541

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2022. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*1	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*2
April 1 to April 30, 2021	250	¥3,261	—	—
May 1 to May 31, 2021	115	¥3,322	—	—
June 1 to June 30, 2021	364	¥3,465	—	—
July 1 to July 31, 2021	232	¥3,534	—	—
August 1 to August 31, 2021	229	¥3,404	—	—
September 1 to September 30, 2021	5,000,078	¥3,500	5,000,000	52,500,000,000
October 1 to October 31, 2021	5,250,133	¥3,420	5,250,000	34,543,658,600
November 1 to November 30, 2021	5,000,232	¥3,306	5,000,000	18,013,488,500
December 1 to December 31, 2021	2,750,350	¥3,199	2,750,000	9,216,758,300
January 1 to January 31, 2022	94	¥3,466	—	9,216,758,300
February 1 to February 28, 2022	98	¥3,375	—	9,216,758,300
March 1 to March 31, 2022	285	¥3,279	—	9,216,758,300

Total	18,002,460	¥3,377	18,000,000

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

*2
During the year ended March 31, 2022, the following share repurchase program was in effect: Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation Date of announcement: August 4, 2021 Maximum number of shares authorized to be repurchased: 18,000,000 Maximum yen amount authorized to be used for repurchase: ¥70,000,000,000 Repurchase period: from August 5, 2021 to December 31, 2021 (This program expired on the last day of the repurchase period referred to above.)

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	Honda has adopted a “company with three committees” corporate governance system (the “Three Committees system”) under Japan’s Company Law.

For Japanese companies which employ the Three Committees system, including Honda, Japan’s Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), an audit committee (the “Audit Committee”), and a compensation committee (the “Compensation Committee”) shall be established. Each of these committees shall consist of three or more directors, a majority of which shall be “outside directors” as defined below. Honda’s Articles of Incorporation provides for its Board of Directors consisting of no more than 15 members. Honda currently has eleven Directors (including five Outside Directors) and five Executive Officers. The Nominating Committee has four members, of which three are Outside Directors. The Audit Committee has five members, of which three are Outside Directors. The Compensation Committee has four members, of which three are Outside Directors. Under Japan’s Company Law, the members of three committees are elected by the resolutions of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors.

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

In addition, the listing rules of the Tokyo Stock Exchange, which Honda is subject to (but reference to “corporate auditor” below is not applicable to Honda), require listed companies to have at least one “independent” director or corporate auditor, and to make efforts to have at least one “independent” director. Requirements for an independent director/corporate auditor are more stringent than those for outside directors or outside corporate auditors. Unlike an outside director/corporate auditor, an independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has been, for ten years prior to the assumption of office, a director, executive officer, manager or employee, or corporate auditor of the parent company or an executive director or executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries. Currently, Honda has five Outside Directors all of whom are also independent Directors. Furthermore, Honda has established additional independence requirements for the Outside Directors, the “Criteria for Independence of Outside Directors” as described in Exhibit 1.4 by the resolution of the Board of Directors, and all of the Outside Directors meet the criteria.

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
one-year
term.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Honda has a stock compensation scheme (the “Scheme”) for Executive Officers, Operating Officers and a part of Operating Executives of the Company who are residents of Japan (collectively, “Executive Officers Etc.”). Under the Scheme, which uses a Board Incentive Plan trust (the “BIP Trust”), Honda’s shares and money will be delivered and paid to Executive Officers Etc. in accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from September 2021 to August 2024 (scheduled), provided, however, that this period may be extended by resolutions of the Compensation Committee and the Board of Directors for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections
Not applicable.
PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation) *2

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *3

2.1	Specimen common stock certificates of the registrant (English translation) *4

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March, 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *5

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *6

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*5	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*6	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
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
March 31, 2022

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
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”)
as
of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year
period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 2
2
, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

Evaluation of the provision for specific warranty programs
As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties as of March 31, 2022 amounted to ¥419,201 million, which included the provision for specific warranty programs such as product recalls. The provision for specific warranty programs represents the estimated future warranty costs that are covered under such programs. The estimated future warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including the expected number of units to be affected and the average repair cost per unit for warranty claims.
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

Allowance for expected credit losses on retail receivables at the finance subsidiary in the United States
As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥39,063 million as of March 31, 2022, which included the allowance for ECL on retail receivables which amounted to ¥36,767 million. The allowance for ECL on retail receivables is measured at amounts according to the ECL methodology, including the determination on whether credit risk increased significantly since initial recognition. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the Company expects to receive, which can be affected by forward-looking economic conditions. At the finance subsidiary in the United States, ECL on retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.
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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the allowance for ECL estimate, including controls related to:

•
continued use and appropriateness of the ECL methodology and models, including the determination of significant increases in credit risk since initial recognition and the selection of the forward-looking economic conditions and the probability weightings,

•	analysis of model results as compared to actual loss performance, and

•	re-evaluation of the model used to estimate expected credit losses.
We evaluated the Company’s process to develop the allowance for ECL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board,

•
assessing the conceptual soundness and performance testing of the models by inspecting model documentation to determine whether the models are consistent with the model methodology and are suitable for their intended use,

•	evaluating the Company’s method to measure significant increases in credit risk since initial recognition by performing a sensitivity analysis over the significant increase in credit risk threshold,

•	assessing the selection of the forward-looking economic conditions and the probability weightings by comparing them to the Company’s business environment and relevant industry practices, and

•	evaluating model back-testing results to verify model output is consistent with actual loss performance.
We also assessed the sufficiency of the audit evidence obtained by evaluating the:

•	cumulative results of the audit procedures,

•	qualitative aspects of the Company’s accounting practices, and

•	potential bias in the accounting estimates.
Estimated end of term residual values of lease vehicles at the finance subsidiary in the United States
As discussed in Note 3(f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The Company’s equipment on operating leases as of March 31, 2022 was ¥5,159,129 million, which included leased vehicles at the finance subsidiary in the United States. Equipment on operating leases is depreciated to the lower of contract residual value or estimated end of term residual value, and adjustments to estimated end of term residual values are made prospectively on a straight-line basis over the remaining term of the lease. At the finance subsidiary in the United States, the primary factors that affect estimated end of term residual values of leased vehicles are the percentage of leased vehicles expected to be returned by the lessees and the expected market values of leased vehicles at the end of their lease terms. Factors considered in this evaluation include, among other factors, economic conditions, external market information on new and used vehicles, historical trends, and recent auction values.
We identified the assessment of estimated end of term residual values of leased vehicles at the finance subsidiary in the United States as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to measurement uncertainty. Specifically, complex auditor judgment was required to assess the residual value methodology, the model used to estimate the percentage of leased vehicles expected to be returned by the lessee at the end of the lease term and the expected market values of leased vehicles at the end of the lease term. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the end of term residual values of lease vehicles estimate, including controls related to the:

•	development of the residual value methodology, including the identification and determination of the expected market values of leased vehicles at the end of the lease term assumption,

•	continued use and appropriateness of the model used to estimate the percentage of leased vehicles expected to be returned,

•	evaluation of the percentage of lease vehicles expected to be returned by the lessees as compared to actual vehicles returned, and

•	analysis of the actual gain or loss recorded on the disposition of lease vehicles.
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

•	evaluating the Company’s expected market values of leased vehicles at the end of the lease term assumption by comparing it to specific portfolio risk characteristics and trends.
We also assessed the sufficiency of the audit evidence obtained by evaluating the:

•	cumulative results of the audit procedures,

•	qualitative aspects of the Company’s accounting practices, and

•	potential bias in the accounting estimates.
/s/ KPMG AZSA LLC
We have served as the Company’s auditor since 1962.
Tokyo, Japan
June
22
, 2022

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Honda Motor Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Honda Motor Co.,
Ltd
. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated June
22
, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June 2
2
, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
March 31, 2021 and 2022

		Yen (millions)
	Note	2021	2022
Assets
Current assets:
Cash and cash equivalents	5	¥2,758,020	¥3,674,931
Trade receivables	6	801,814	896,768
Receivables from financial services	7	1,794,654	1,694,113
Other financial assets	8	295,307	217,743
Inventories	9	1,545,600	1,918,548
Other current assets		383,696	439,322

Total current assets		7,579,091	8,841,425

Non-current assets:
Investments accounted for using the equity method	10	891,002	967,404
Receivables from financial services	7	3,619,896	3,740,383
Other financial assets	8	628,533	819,654
Equipment on operating leases	11	4,919,916	5,159,129
Property, plant and equipment	12	3,021,514	3,079,407
Intangible assets	13	818,763	849,507
Deferred tax assets	23	99,552	91,592
Other non-current assets		342,763	424,652

Total non-current assets		14,341,939	15,131,728

Total assets		¥21,921,030	¥23,973,153

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,088,061	¥1,236,233
Financing liabilities	15	3,005,624	3,118,304
Accrued expenses		415,106	375,601
Other financial liabilities	16	182,145	236,900
Income taxes payable		47,793	96,116
Provisions	17	362,151	268,388
Other current liabilities		614,577	672,857

Total current liabilities		5,715,457	6,004,399

Non-current liabilities:
Financing liabilities	15	4,715,361	4,984,252
Other financial liabilities	16	280,809	282,083
Retirement benefit liabilities	18	358,532	282,054
Provisions	17	278,890	253,625
Deferred tax liabilities	23	842,001	990,754
Other non-current liabilities		357,141	403,440

Total non-current liabilities		6,832,734	7,196,208

Total liabilities		12,548,191	13,200,607

Equity:
Common stock		86,067	86,067
Capital surplus		172,049	185,495
Treasury stock		(273,786)	(328,309)
Retained earnings		8,901,266	9,539,133
Other components of equity		196,710	990,438

Equity attributable to owners of the parent		9,082,306	10,472,824
Non-controlling interests		290,533	299,722

Total equity	19	9,372,839	10,772,546

Total liabilities and equity		¥21,921,030	¥23,973,153

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended March 31, 2020, 2021 and 2022

		Yen (millions)
	Note	2020	2021	2022

Sales revenue	20	¥14,931,009	¥13,170,519	¥14,552,696
Operating costs and expenses:
Cost of sales		(11,851,659)	(10,439,689)	(11,567,923)
Selling, general and administrative		(1,641,590)	(1,331,728)	(1,326,485)
Research and development	21	(804,123)	(738,894)	(787,056)

Total operating costs and expenses		(14,297,372)	(12,510,311)	(13,681,464)

Operating profit		633,637	660,208	871,232

Share of profit of investments accounted for using the equity method	10	164,203	272,734	202,512
Finance income and finance costs:
Interest income	22	49,412	19,805	25,627
Interest expense	22	(24,689)	(13,877)	(16,867)
Other, net	22	(32,645)	(24,817)	(12,314)

Total finance income and finance costs		(7,922)	(18,889)	(3,554)

Profit before income taxes		789,918	914,053	1,070,190
Income tax expense	23	(279,986)	(218,609)	(309,489)

Profit for the year		¥509,932	¥695,444	¥760,701

Profit for the year attributable to:
Owners of the parent		455,746	657,425	707,067
Non-controlling interests		54,186	38,019	53,634

		Yen
		2020	2021	2022
Earnings per share attributable to owners of the parent Basic and diluted	24	¥260.13	¥380.75	¥411.09
See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended March 31, 2020, 2021 and 2022

		Yen (millions)
	Note	2020	2021	2022

Profit for the year		¥509,932	¥695,444	¥760,701

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(102,983)	238,262	117,042
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(23,361)	67,603	58,635
Share of other comprehensive income of investments accounted for using the equity method	10	(1,550)	4,910	1,786
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		279	(43)	(682)
Exchange differences on translating foreign operations		(293,201)	239,097	680,724
Share of other comprehensive income of investments accounted for using the equity method	10	(30,393)	27,350	77,447

Total other comprehensive income, net of tax	19	(451,209)	577,179	934,952

Comprehensive income for the year		¥58,723	¥1,272,623	¥1,695,653

Comprehensive income for the year attributable to:
Owners of the parent		24,287	1,214,757	1,619,997
Non-controlling interests		34,436	57,866	75,656

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years ended March 31, 2020, 2021 and 2022

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2019		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the year
Profit for the year					455,746		455,746	54,186	509,932
Other comprehensive income, net of tax	19					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year					455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings	19				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid	19				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock				(96,284)			(96,284)		(96,284)
Disposal of treasury stock				171			171		171
Share-based payment transactions			363				363		363
Equity transactions and others								(3,049)	(3,049)

Total transactions with owners and other			363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes					12,797		12,797		12,797

Balance as of March 31, 2020		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the year
Profit for the year					657,425		657,425	38,019	695,444
Other comprehensive income, net of tax	19					557,332	557,332	19,847	577,179

Total comprehensive income for the year					657,425	557,332	1,214,757	57,866	1,272,623
Reclassification to retained earnings	19				245,983	(245,983)	—		—
Transactions with owners and other
Dividends paid	19				(145,090)		(145,090)	(43,348)	(188,438)
Purchases of treasury stock				(6)			(6)		(6)
Disposal of treasury stock				160			160		160
Share-based payment transactions			226				226		226
Equity transactions and others								2,251	2,251

Total transactions with owners and other			226	154	(145,090)		(144,710)	(41,097)	(185,807)

Balance as of March 31, 2021		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the year
Profit for the year					707,067		707,067	53,634	760,701
Other comprehensive income, net of tax	19					912,930	912,930	22,022	934,952

Total comprehensive income for the year					707,067	912,930	1,619,997	75,656	1,695,653
Reclassification to retained earnings	19				119,202	(119,202)	—		—
Transactions with owners and other
Dividends paid	19				(188,402)		(188,402)	(45,131)	(233,533)
Purchases of treasury stock				(62,758)			(62,758)		(62,758)
Disposal of treasury stock				578			578		578
Share-based payment transactions			(233)				(233)		(233)
Equity transactions and others			13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other			13,446	(54,523)	(188,402)		(229,479)	(66,467)	(295,946)

Balance as of March 31, 2022		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 31, 2020, 2021 and 2022

		Yen (millions)
	Note	2020	2021	2022

Cash flows from operating activities:
Profit before income taxes		¥789,918	¥914,053	¥1,070,190
Depreciation, amortization and impairment losses excluding equipment on operating leases		699,877	624,239	611,063
Share of profit of investments accounted for using the equity method		(164,203)	(272,734)	(202,512)
Finance income and finance costs, net		(47,892)	22,630	(56,352)
Interest income and interest costs from financial services, net		(130,636)	(137,178)	(155,872)
Changes in assets and liabilities
Trade receivables		132,702	(133,788)	(24,037)
Inventories		(59,931)	68,281	(208,895)
Trade payables		(141,159)	101,301	50,122
Accrued expenses		(4,529)	(40,927)	(68,811)
Provisions and retirement benefit liabilities		118	106,829	(156,079)
Receivables from financial services		103,614	(59,934)	509,741
Equipment on operating leases		(270,677)	(161,579)	171,600
Other assets and liabilities		(20,524)	(72,473)	28,981
Other, net		10,959	5,190	(19,782)
Dividends received		185,742	191,112	193,555
Interest received		288,821	236,729	237,724
Interest paid		(162,263)	(113,100)	(97,884)
Income taxes paid, net of refund		(230,522)	(206,272)	(203,130)

Net cash provided by operating activities		979,415	1,072,379	1,679,622
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(370,195)	(318,410)	(268,143)
Payments for additions to and internally developed intangible assets		(231,063)	(232,727)	(181,083)
Proceeds from sales of property, plant and equipment and intangible assets		17,638	6,770	27,108
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(3,047)	2,230	—
Payments for acquisitions of investments accounted for using the equity method		(14,584)	(110,747)	—
Proceeds from sales of investments accounted for using the equity method		—	12,570	—
Payments for acquisitions of other financial assets		(282,806)	(433,375)	(488,631)
Proceeds from sales and redemptions of other financial assets		265,980	276,808	534,693
Other, net		(1,404)	—	—

Net cash used in investing activities		(619,481)	(796,881)	(376,056)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		9,037,608	9,115,347	7,487,724
Repayments of short-term financing liabilities		(9,039,601)	(9,294,859)	(7,960,144)
Proceeds from long-term financing liabilities		2,021,173	1,948,835	2,002,823
Repayments of long-term financing liabilities		(1,676,504)	(1,798,429)	(1,761,561)
Dividends paid to owners of the parent		(196,795)	(145,090)	(188,402)
Dividends paid to non-controlling interests		(54,280)	(41,755)	(53,813)
Purchases and sales of treasury stock, net		(96,113)	154	(62,180)
Repayments of lease liabilities		(78,659)	(67,628)	(80,165)
Other, net		(4,240)	(555)	—

Net cash provided by (used in) financing activities		(87,411)	(283,980)	(615,718)
Effect of exchange rate changes on cash and cash equivalents		(94,291)	94,149	229,063

Net change in cash and cash equivalents		178,232	85,667	916,911
Cash and cash equivalents at beginning of year		2,494,121	2,672,353	2,758,020

Cash and cash equivalents at end of year	5	¥2,672,353	¥2,758,020	¥3,674,931

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1) Reporting Entity
Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.
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
(d) New Accounting Standards and Interpretations Not Yet Adopted
None of new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2022 have a significant effect on the consolidated financial statements.
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
Regarding the spread of
COVID-19,
there is no significant impact on Honda’s consolidated financial results for the fiscal year ended March 31, 2022 and there is no significant impact on accounting estimates. As the spread of
COVID-19
may have more adverse impact on market trend and economic conditions, actual results in any future periods could differ materially from the estimates.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2020, 2021 and 2022.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(f) Equipment on Operating Leases
Equipment on operating leases is measured based on the cost model and carried at its cost less accumulated depreciation and impairment losses.
A vehicle subject to operating lease is initially measured at its cost. Depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The depreciable amount is the cost of the vehicle less its residual value which is estimated by using the estimate of future used vehicle value, taking into consideration economic conditions, external market information on new and used vehicles, historical trends, and recent auction values.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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

F-2
0

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

F-2
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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

F-2
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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

F-2
4

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

F-2
5

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
(a) Segment Information
Segment information as of and for the years ended March 31, 2020,
2021
and 2022 is as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,787,283	¥8,567,205	¥2,494,294	¥321,737	¥13,170,519	¥—	¥13,170,519
Intersegment	—	212,144	12,494	20,107	244,745	(244,745)	—

Total	1,787,283	8,779,349	2,506,788	341,844	13,415,264	(244,745)	13,170,519

Segment profit (loss)	¥224,608	¥90,255	¥356,980	¥(11,635)	¥660,208	¥—	¥660,208

Share of profit of investments accounted for using the equity method	¥18,164	¥254,079	¥—	¥491	¥272,734	¥—	¥272,734
Segment assets	1,555,057	8,643,109	10,832,645	374,169	21,404,980	516,050	21,921,030
Investments accounted for using the equity method	88,476	796,036	—	6,490	891,002	—	891,002
Depreciation and amortization	68,258	515,241	825,975	15,644	1,425,118	—	1,425,118
Capital expenditures	48,800	500,431	2,006,264	11,609	2,567,104	—	2,567,104
Impairment losses on non-financial assets	726	19,999	(16,319)	357	4,763	—	4,763
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	(5,038)	—	(5,038)	—	(5,038)
As of and for the year ended March 31, 2022
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥2,185,253	¥9,147,498	¥2,820,667	¥399,278	¥14,552,696	¥—	¥14,552,696
Intersegment	—	213,095	2,656	22,480	238,231	(238,231)	—

Total	2,185,253	9,360,593	2,823,323	421,758	14,790,927	(238,231)	14,552,696

Segment profit (loss)	¥311,492	¥236,207	¥333,032	¥(9,499)	¥871,232	¥—	¥871,232

Share of profit of investments accounted for using the equity method	¥33,510	¥168,415	¥—	¥587	¥202,512	¥—	¥202,512
Segment assets	1,448,926	9,563,553	11,318,756	475,124	22,806,359	1,166,794	23,973,153
Investments accounted for using the equity method	104,535	855,309	—	7,560	967,404	—	967,404
Depreciation and amortization	65,423	510,755	883,712	17,018	1,476,908	—	1,476,908
Capital expenditures	49,203	410,169	2,028,700	15,748	2,503,820	—	2,503,820
Impairment losses on non-financial assets	(23)	13,097	1,874	276	15,224	—	15,224
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	9,282	—	9,282	—	9,282

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
4.
Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2020, 2021 and 2022 amounted to ¥787,022 million, ¥696,327 million and ¥1,319,995 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.
Provisions for product warranties accrued for the years ended March 31, 2020, 2021 and 2022 are ¥212,275 million, ¥272,076 million and ¥118,378 million, respectively. These are mainly included in Automobile business.

6.
The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2020, 2021 and 2022 are ¥37,752 million, ¥28,420 million and ¥11,295 million respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Life creation and other businesses.

7 .	Right-of-use assets are not included in Capital expenditures.
(b) Product or Service Groups Information
Sales revenue by product or service groups of Honda for the years ended March 31, 2020, 2021 and 2022 is as follows:

	Yen (millions)
	2020	2021	2022

Motorcycles and relevant parts	¥1,921,065	¥1,658,871	¥2,066,557
All-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	138,270	128,412	118,696
Automobiles and relevant parts	11,199,477	9,746,374	10,582,764
Financial services	1,346,568	1,315,125	1,385,401
Power products and relevant parts	243,251	257,237	294,577
Others	82,378	64,500	104,701

Total	¥14,931,009	¥13,170,519	¥14,552,696

(c) Geographical Information
The sales revenue and carrying amounts of
non-current
assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2020, 2021 and 2022 are as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	United States	Other Countries	Total

Sales revenue	¥2,354,532	¥6,728,800	¥5,469,364	¥14,552,696
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,036,832	¥4,490,562	¥1,768,697	¥9,296,091
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
F-
29

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥2,354,532	¥7,618,932	¥602,695	¥3,393,323	¥583,214	¥14,552,696	¥—	¥14,552,696
Inter-geographic areas	2,004,754	471,255	98,516	662,124	9,925	3,246,574	(3,246,574)	—

Total	4,359,286	8,090,187	701,211	4,055,447	593,139	17,799,270	(3,246,574)	14,552,696

Operating profit (loss)	¥6,411	¥501,073	¥26,681	¥339,129	¥22,899	¥896,193	¥(24,961)	¥871,232

Assets	¥5,318,033	¥12,983,779	¥597,473	¥3,803,877	¥619,998	¥23,323,160	¥649,993	¥23,973,153
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,036,832	¥5,334,121	¥49,129	¥706,562	¥169,447	¥9,296,091	¥—	¥9,296,091

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam , Malaysia
Other Regions	Brazil, Australia

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
5.
Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2020, 2021 and 2022 amounted to ¥787,022 million, ¥696,327 million and ¥1,319,995 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Cash and Cash Equivalents
Cash and cash equivalents as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Cash and deposits	¥2,037,392	¥2,654,447
Cash equivalents	720,628	1,020,484

Total	¥2,758,020	¥3,674,931

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(6) Trade Receivables
Trade receivables are classified as financial assets measured at amortized cost.
Trade receivables as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Trade accounts and notes receivable	¥689,347	¥793,022
Other	122,988	112,591
Allowance for impairment losses	(10,521)	(8,845)

Total	¥801,814	¥896,768

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022

Balance at beginning of year	¥12,555	¥11,302	¥10,521

Remeasurement	¥589	¥516	¥260
Write-offs	(971)	(1,312)	(2,648)
Exchange differences on translating foreign operations	(871)	15	712

Balance at end of year	¥11,302	¥10,521	¥8,845

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Receivables

from
financial services as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Consumer finance receivables:
Retail	¥4,847,906	¥5,054,428
Finance lease	126,766	145,932
Dealer finance receivables:
Wholesale	486,138	284,506

Subtotal	¥5,460,810	¥5,484,866

Allowance for credit losses	¥(37,366)	¥(39,063)
Unearned interest income and fees	(8,894)	(11,307)

Total	¥5,414,550	¥5,434,496

Current assets	¥1,794,654	¥1,694,113
Non-current assets	3,619,896	3,740,383

Total	¥5,414,550	¥5,434,496

Finance lease receivables
The lease payments receivable under the finance leases by maturity as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022

Within 1 year	¥22,339	¥25,066
Between 1 and 2 years	22,566	25,569
Between 2 and 3 years	10,861	13,192
Between 3 and 4 years	5,297	9,335
Between 4 and 5 years	1,289	2,153
Later than 5 years	94	1,827

Undiscounted lease payments receivable	¥62,446	¥77,142

Unearned finance income	¥(3,829)	¥(4,603)

Unguaranteed residual value	¥59,255	¥62,086

Net investment in the lease	¥117,872	¥134,625

For the nature of the lessor’s leasing activities and the risk management strategy, see note 3(i) and (j).

F-3
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses
The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2020, 2021 and 2022 are as follows:
For the years ended March 31, 2020, 2021 and 2022

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2019	¥22,612	¥10,407	¥6,741	¥39,760

Remeasurement	¥5,547	¥16,637	¥32,649	¥54,833
Write-offs	—	—	(31,436)	(31,436)
Exchange differences on translating foreign operations	(1,504)	(412)	(1,000)	(2,916)

Balance as of March 31, 2020	¥26,655	¥26,632	¥6,954	¥60,241

Remeasurement	¥(3,286)	¥(20,319)	¥18,827	¥(4,778)
Write-offs	—	—	(20,733)	(20,733)
Exchange differences on translating foreign operations	111	(390)	(165)	(444)

Balance as of March 31, 2021	¥23,480	¥5,923	¥4,883	¥34,286

Remeasurement	¥(2,513)	¥(925)	¥13,701	¥10,263
Write-offs	—	—	(12,256)	(12,256)
Exchange differences on translating foreign operations	2,822	516	1,136	4,474

Balance as of March 31, 2022	¥23,789	¥5,514	¥7,464	¥36,767

Finance lease:
Balance as of April 1, 2019	¥534	¥72	¥124	¥730

Remeasurement	¥(15)	¥29	¥128	¥142
Write-offs	—	—	(130)	(130)
Exchange differences on translating foreign operations	(38)	(5)	(9)	(52)

Balance as of March 31, 2020	¥481	¥96	¥113	¥690

Remeasurement	¥(65)	¥71	¥136	¥142
Write-offs	—	—	(107)	(107)
Exchange differences on translating foreign operations	54	17	17	88

Balance as of March 31, 2021	¥470	¥184	¥159	¥813

Remeasurement	¥(339)	¥(98)	¥182	¥(255)
Write-offs	—	—	(97)	(97)
Exchange differences on translating foreign operations	8	6	12	26

Balance as of March 31, 2022	¥139	¥92	¥256	¥487

F-3
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)

Wholesale:
Balance as of April 1, 2019	¥1,419	¥329	¥965	¥2,713

Remeasurement	¥127	¥2	¥1,776	¥1,905
Write-offs	—	—	(1,784)	(1,784)
Exchange differences on translating foreign operations	(109)	(13)	(175)	(297)

Balance as of March 31, 2020	¥1,437	¥318	¥782	¥2,537

Remeasurement	¥160	¥(270)	¥(292)	¥(402)
Write-offs	—	—	18	18
Exchange differences on translating foreign operations	144	14	(44)	114

Balance as of March 31, 2021	¥1,741	¥62	¥464	¥2,267

Remeasurement	¥(649)	¥(46)	¥(31)	¥(726)
Write-offs	—	—	30	30
Exchange differences on translating foreign operations	84	1	153	238

Balance as of March 31, 2022	¥1,176	¥17	¥616	¥1,809

Total:
Balance as of April 1, 2019	¥24,565	¥10,808	¥7,830	¥43,203

Remeasurement	¥5,659	¥16,668	¥34,553	¥56,880
Write-offs	—	—	(33,350)	(33,350)
Exchange differences on translating foreign operations	(1,651)	(430)	(1,184)	(3,265)

Balance as of March 31, 2020	¥28,573	¥27,046	¥7,849	¥63,468

Remeasurement	¥(3,191)	¥(20,518)	¥18,671	¥(5,038)
Write-offs	—	—	(20,822)	(20,822)
Exchange differences on translating foreign operations	309	(359)	(192)	(242)

Balance as of March 31, 2021	¥25,691	¥6,169	¥5,506	¥37,366

Remeasurement	¥(3,501)	¥(1,069)	¥13,852	¥9,282
Write-offs	—	—	(12,323)	(12,323)
Exchange differences on translating foreign operations	2,914	523	1,301	4,738

Balance as of March 31, 2022	¥25,104	¥5,623	¥8,336	¥39,063

For more information on allowance for credit losses, see note 25(c).

F-3
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets
Other financial assets as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥147,472	¥166,936
Debt securities	173,302	79,176
Guaranty deposits	12,006	11,499
Restricted cash	49,166	53,290
Other	13,612	4,352
Allowance for impairment losses	(3,358)	(3,212)
Financial assets measured at fair value through other comprehensive income:
Debt securities	10,134	19,984
Equity securities	344,205	468,783
Financial assets measured at fair value through profit or loss:
Derivatives	108,978	134,338
Debt securities	68,323	102,251

Total	¥923,840	¥1,037,397

Current assets	¥295,307	¥217,743
Non-current assets	628,533	819,654

Total	¥923,840	¥1,037,397

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022

Balance at beginning of year	¥4,233	¥3,364	¥3,358

Remeasurement	¥600	¥792	¥42
Write-offs	(1,463)	(805)	(191)
Exchange differences on translating foreign operations	(6)	7	3

Balance at end of year	¥3,364	¥3,358	¥3,212

The allowance for impairment losses on other financial assets for the years ended March 31, 2020, 2021 and 2022 are mainly for credit-impaired financial assets.

F-3
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2021 and 2022 are as follows:
As of March 31, 2021

Yen (millions)
Fair value

Contemporary Amperex Technology Co., Ltd.	¥124,782
GM Cruise Holdings LLC	94,324
Stanley Electric Co., Ltd.	30,431
Mitsubishi UFJ Financial Group, Inc.	8,581
Daido Steel Co., Ltd.	6,670
Tokio Marine Holdings, Inc.	5,753
As of March 31, 2022

Yen (millions)
Fair value

Contemporary Amperex Technology Co., Ltd.	¥226,938
GM Cruise Holdings LLC	105,916
Stanley Electric Co., Ltd.	21,463
Mitsubishi UFJ Financial Group, Inc.	11,026
SES AI Corporation	8,307
Tokio Marine Holdings, Inc.	7,789
(9) Inventories
Inventories

as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Finished goods	¥784,544	¥907,872
Work in process	71,853	90,871
Raw materials	689,203	919,805

Total	¥1,545,600	¥1,918,548

The

amounts of write-down of inventories recognized as an expense for the years ended March 31, 2020, 2021 and 2022 are ¥37,752 million, ¥28,420 million and ¥11,295 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method
Honda’s equity in affiliates and joint ventures as of March 31,
2021
and 2022 is as follows:

	Yen (millions)
	2021	2022

Investments accounted for using the equity method:
Affiliates	¥537,702	¥544,563
Joint ventures	353,300	422,841

Total	¥891,002	¥967,404

Honda’s equity of undistributed earnings:
Affiliates	¥198,432	¥177,231
Joint ventures	262,599	279,288

Total	¥461,031	¥456,519

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2020, 2021 and 2022 is as follows:

	Yen (millions)
	2020	2021	2022

Profit for the year:
Affiliates	¥(434)	¥53,511	¥(17,844)
Joint ventures	164,637	219,223	220,356

Total	¥164,203	¥272,734	¥202,512

Other comprehensive income:
Affiliates	¥(5,758)	¥(1,197)	¥26,673
Joint ventures	(26,185)	33,457	52,560

Total	¥(31,943)	¥32,260	¥79,233

Comprehensive income for the year:
Affiliates	¥(6,192)	¥52,314	¥8,829
Joint ventures	138,452	252,680	272,916

Total	¥132,260	¥304,994	¥281,745

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
31
,
2021
and
2022
is as follows:

	Yen (millions)
	2021	2022

Current assets	¥687,417	¥747,397
Non-current assets	238,507	252,219

Total assets	925,924	999,616

Current liabilities	608,408	610,379
Non-current liabilities	32,860	34,182

Total liabilities	641,268	644,561

Total equity	¥284,657	¥355,055

Honda’s share of total equity (50%)	142,328	177,527
Equity method adjustments	(1,212)	(697)

Carrying amount of its interest in the joint venture	¥141,116	¥176,830

Cash and cash equivalents included in current assets	¥332,031	¥301,839
Financial liabilities (excluding trade payables and provisions) included in current liabilities	5,363	6,168
Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. for the years ended March 31, 2020, 2021 and 2022 is as follows:

	Yen (millions)
	2020	2021	2022

Sales revenue	¥1,516,160	¥2,201,051	¥1,994,534
Interest income	8,019	9,412	10,653
Depreciation and amortization	18,870	23,055	25,996
Income tax expense	48,622	65,102	60,868
Profit for the year	130,327	197,217	182,989
Other comprehensive income	(21,100)	25,462	44,812

Comprehensive income for the year	¥109,227	¥222,679	¥227,801

Comprehensive income for the year (50%)	54,614	111,340	113,901
Equity method adjustments	53	53	607

Honda’s share of comprehensive income for the year	¥54,667	¥111,393	¥114,508

Dividend from the joint venture to Honda	¥72,760	¥102,767	¥79,191

F-3
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2021 and 2022, and for the years ended March 31, 2020, 2021 and 2022 is as follows:

	Yen (millions)
For the year ended March 31, 2020	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total

Sales revenue	¥160,557	¥2,505,819	¥7,342	¥2,673,718
Profit for the year	8,094	69,339	914	78,347

	Yen (millions)
As of and for the year ended March 31, 2021	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥54,369	¥1,458,252	¥11,813	¥1,524,434
Non-current assets	27,677	1,952,423	21,709	2,001,809

Total assets	82,046	3,410,675	33,522	3,526,243

Current liabilities	25,399	1,015,374	3,140	1,043,913
Non-current liabilities	3,167	616,924	1,180	621,271

Total liabilities	28,566	1,632,298	4,320	1,665,184

Total equity	¥53,480	¥1,778,377	¥29,202	¥1,861,059

Sales revenue	¥122,605	¥1,933,675	¥6,331	¥2,062,611
Profit for the year	2,552	2,593	843	5,988

	Yen (millions)
As of and for the year ended March 31, 2022	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥64,324	¥1,542,414	¥14,313	¥1,621,051
Non-current assets	28,330	2,030,822	22,928	2,082,080

Total assets	92,654	3,573,236	37,241	3,703,131

Current liabilities	25,819	1,013,738	3,768	1,043,325
Non-current liabilities	5,003	583,308	1,065	589,376

Total liabilities	30,822	1,597,046	4,833	1,632,701

Total equity	¥61,832	¥1,976,190	¥32,408	¥2,070,430

Sales revenue	¥173,696	¥3,120,190	¥7,146	¥3,301,032
Profit for the year	7,233	73,169	996	81,398

F-
39

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2021 and 2022, and for the years ended March 31, 2020, 2021 and 2022 is as follows:

	Yen (millions)
For the year ended March 31, 2020	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total

Sales revenue	¥791,250	¥3,483,024	¥6,413	¥4,280,687
Profit for the year	63,819	264,216	568	328,603

	Yen (millions)
As of and for the year ended March 31, 2021	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total

Current assets	¥221,524	¥1,548,875	¥4,120	¥1,774,519
Non-current assets	120,238	423,270	704	544,212

Total assets	341,762	1,972,145	4,824	2,318,731

Current liabilities	191,565	1,334,240	1,305	1,527,110
Non-current liabilities	17,035	61,312	879	79,226

Total liabilities	208,600	1,395,552	2,184	1,606,336

Total equity	¥133,162	¥576,593	¥2,640	¥712,395

Sales revenue	¥543,504	¥4,839,927	¥3,443	¥5,386,874
Profit for the year	33,115	403,088	174	436,377

	Yen (millions)
As of and for the year ended March 31, 2022	Motorcycle Business	Automobile Business	Life Creation and Other Businesses	Total
Current assets	¥272,962	¥1,810,581	¥4,771	¥2,088,314
Non-current assets	130,271	479,707	909	610,887

Total assets	403,233	2,290,288	5,680	2,699,201

Current liabilities	227,215	1,513,623	1,704	1,742,542
Non-current liabilities	17,769	70,675	665	89,109

Total liabilities	244,984	1,584,298	2,369	1,831,651

Total equity	¥158,249	¥705,990	¥3,311	¥867,550

Sales revenue	¥811,764	¥4,612,394	¥3,940	¥5,428,098
Profit for the year	62,907	375,642	363	438,912
The amounts of a joint venture that is material to the Company are included in above.

F-4
0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Management Integration)
Through tender offers (the “Tender Offers”) targeting our former affiliates accounted for using the equity method which were Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”) conducted by Honda from September 2, 2020 to October 15, 2020 and the subsequent procedures for demand for sale of shares pursuant to the provisions of Article 179 of the Company Law of Japan, Honda has obtained all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies) for the year ended March 31, 2021.
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
For the year ended March 31, 2021, upon the successful completion of the Tender Offers for the Target Companies, the Company recognized reversal of impairment losses of ¥56,849 million which had been previously recognized on the investments in certain Target Companies accounted for using the equity method, based on quoted market values which had increased since the announcement of the Tender Offers. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in the Automobile business segment. For the year ended March 31, 2020 and 2022, the Company did not recognize any significant reversal of impairment losses.

F-4
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases
Equipment on operating leases are mainly vehicles.
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2021 and 2022 are as follows:
(Cost)

Yen (millions)

Balance as of April 1, 2020	¥5,903,574

Additions	¥2,001,898
Sales or disposal	(1,777,101)
Exchange differences on translating foreign operations	174,338
Other	—

Balance as of March 31, 2021	¥6,302,709

Additions	¥2,026,098
Sales or disposal	(2,171,117)
Exchange differences on translating foreign operations	509,447
Other	—

Balance as of March 31, 2022	¥6,667,137

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2020	¥(1,277,511)

Depreciation	¥(821,963)
Sales or disposal	740,627
Exchange differences on translating foreign operations	(40,267)
Other	16,321

Balance as of March 31, 2021	¥(1,382,793)

Depreciation	¥(879,196)
Sales or disposal	856,835
Exchange differences on translating foreign operations	(100,982)
Other	(1,872)

Balance as of March 31, 2022	¥(1,508,008)

(Carrying amount)

Yen (millions)

Balance as of March 31, 2021	¥4,919,916
Balance as of March 31, 2022	5,159,129

F-4
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes
to
Consolidated Financial Statements—(Continued)

(Future lease payments)
Future lease payments expected to be received under the operating leases by maturity as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Within 1 year	¥818,025	¥824,769
Between 1 and 2 years	571,632	574,536
Between 2 and 3 years	271,863	240,437
Between 3 and 4 years	86,070	84,911
Between 4 and 5 years	25,488	27,796
Later than 5 years	554	—

Total	¥1,773,632	¥1,752,449

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.
(Lease income)
Operating leases income for the years ended March 31, 2021 and 2022 are ¥1,069,374 million and ¥1,134,898 million, respectively.
(12) Property, Plant and Equipment
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2021 and 2022 are as follows:
(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total

Balance as of April 1, 2020	¥615,687	¥2,468,194	¥5,441,813	¥222,273	¥8,747,967

Additions	8,534	28,538	79,952	273,057	390,081
Reclassification	1,305	50,529	233,463	(285,297)	—
Sales or disposal	(3,469)	(30,366)	(208,700)	—	(242,535)
Exchange differences on translating foreign operations	6,735	47,479	143,683	7,287	205,184
Other	(68)	(5,469)	(3,094)	(122)	(8,753)

Balance as of March 31, 2021	¥628,724	¥2,558,905	¥5,687,117	¥217,198	¥9,091,944

Additions	8,473	26,268	102,835	229,253	366,829
Reclassification	387	28,766	199,242	(228,395)	—
Sales or disposal	(4,151)	(33,722)	(275,348)	—	(313,221)
Exchange differences on translating foreign operations	11,585	123,536	429,662	21,124	585,907
Other	454	(5,487)	4,421	(1,606)	(2,218)

Balance as of March 31, 2022	¥645,472	¥2,698,266	¥6,147,929	¥237,574	¥9,729,241

F-4
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total

Balance as of April 1, 2020	¥(10,517)	¥(1,394,982)	¥(4,288,929)	¥(1,835)	¥(5,696,263)

Depreciation	(6,118)	(89,997)	(331,948)	—	(428,063)
Sales or disposal	2,031	16,569	181,325	—	199,925
Exchange differences on translating foreign operations	(263)	(27,643)	(113,736)	(154)	(141,796)
Other	(1,742)	(260)	(2,132)	(99)	(4,233)

Balance as of March 31, 2021	¥(16,609)	¥(1,496,313)	¥(4,555,420)	¥(2,088)	¥(6,070,430)

Depreciation	(7,087)	(88,928)	(342,254)	—	(438,269)
Sales or disposal	1,403	22,920	251,628	—	275,951
Exchange differences on translating foreign operations	(235)	(68,557)	(344,775)	(19)	(413,586)
Other	(391)	(2,324)	(1,889)	1,104	(3,500)

Balance as of March 31, 2022	¥(22,919)	¥(1,633,202)	¥(4,992,710)	¥(1,003)	¥(6,649,834)

(Carrying amount)
	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total

Balance as of March 31, 2021	¥612,115	¥1,062,592	¥1,131,697	¥215,110	¥3,021,514
Balance as of March 31, 2022	622,553	1,065,064	1,155,219	236,571	3,079,407
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

F-4
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the
right-of-use
assets for the years ended March 31, 2021 and 2022 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total

Balance as of April 1, 2020	¥77,916	¥142,521	¥85,605	¥306,042

Additions	8,488	24,270	36,029	68,787
Depreciation	(6,118)	(12,997)	(43,088)	(62,203)
Other	257	(18,491)	938	(17,296)

Balance as of March 31, 2021	¥80,543	¥135,303	¥79,484	¥295,330

Additions	8,283	18,952	61,189	88,424
Depreciation	(7,087)	(15,882)	(45,326)	(68,295)
Other	(102)	(8,192)	535	(7,759)

Balance as of March 31, 2022	¥81,637	¥130,181	¥95,882	¥307,700

(13) Intangible Assets
The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2021 and 2022 are as follows:
(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total

Balance as of April 1, 2020	¥1,083,525	¥392,732	¥46,190	¥1,522,447

Additions	¥—	¥19,233	¥11,236	¥30,469
Internally developed	201,889	11,554	—	213,443
Sales or disposal	(180,744)	(6,028)	(1,429)	(188,201)
Exchange differences on translating foreign operations	3,946	10,655	3,491	18,092
Other	—	1,076	1,417	2,493

Balance as of March 31, 2021	¥1,108,616	¥429,222	¥60,905	¥1,598,743

Additions	¥—	¥8,597	¥11,235	¥19,832
Internally developed	159,174	20,311	—	179,485
Sales or disposal	(118,065)	(15,760)	(12,966)	(146,791)
Exchange differences on translating foreign operations	6,565	22,365	6,057	34,987
Other	—	(2,484)	(339)	(2,823)

Balance as of March 31, 2022	¥1,156,290	¥462,251	¥64,892	¥1,683,433

F-4
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total

Balance as of April 1, 2020	¥(456,333)	¥(293,356)	¥(12,324)	¥(762,013)

Amortization	¥(144,795)	¥(29,646)	¥(651)	¥(175,092)
Sales or disposal	180,744	3,504	832	185,080
Exchange differences on translating foreign operations	(906)	(8,010)	(873)	(9,789)
Other	(15,923)	(1,596)	(647)	(18,166)

Balance as of March 31, 2021	¥(437,213)	¥(329,104)	¥(13,663)	¥(779,980)

Amortization	¥(129,384)	¥(29,290)	¥(769)	¥(159,443)
Sales or disposal	118,065	15,003	3,447	136,515
Exchange differences on translating foreign operations	(1,288)	(17,442)	(906)	(19,636)
Other	(12,821)	1,364	75	(11,382)

Balance as of March 31, 2022	¥(462,641)	¥(359,469)	¥(11,816)	¥(833,926)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total

Balance as of March 31, 2021	¥671,403	¥100,118	¥47,242	¥818,763
Balance as of March 31, 2022	693,649	102,782	53,076	849,507
Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.
For commitments for purchases of intangible assets, see note 28.
(14) Trade Payables
Trade payables are classified as financial liabilities measured at amortized cost.
Trade payables as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Trade accounts and notes payable	¥943,833	¥1,047,623
Other	144,228	188,610

Total	¥1,088,061	¥1,236,233

F-4
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(15) Financing Liabilities
Financing liabilities are classified as financial liabilities measured at amortized cost.
Financing liabilities presented in current liabilities as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Current:
Commercial paper	¥839,292	¥421,801
Loans	424,788	434,675
Asset-backed securities	35,267	50,067

Subtotal	¥1,299,347	¥906,543

Reclassification from non-current liabilities (Current portion)	¥1,706,277	¥2,211,761

Total	¥3,005,624	¥3,118,304

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current
liabilities) as of March 31, 2021 and 2022 are as follows:

	2021	2022

Weighted average interest rate	0.50%	1.01%
Financing liabilities presented in
non-current
liabilities as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Non-current:
Loans	¥1,028,836	¥1,026,769
Medium-term notes	3,701,153	3,996,486
Corporate bonds	657,068	1,035,379
Asset-backed securities	1,034,581	1,137,379

Subtotal	¥6,421,638	¥7,196,013

Reclassification to current liabilities (Current portion)	¥(1,706,277)	¥(2,211,761)

Total	¥4,715,361	¥4,984,252

The

interest rate range and payment due date for financing liabilities presented in non-current
liabilities (including reclassification to current liabilities) as of March 31, 202
1
 and 202
2
 are as follows:

	2021	2022

Loans	Interest rate: 0.07% - 11.00% Due: 2021 - 2046	Interest rate: 0.07% - 11.75% Due: 2022 - 2046
Medium-term notes	Interest rate: 0.33% - 3.80% Due: 2021 - 2031	Interest rate: 0.30% - 3.63% Due: 2022 - 2031
Corporate bonds	Interest rate: 0.01% - 1.17% Due: 2021 - 2027	Interest rate: 0.01% - 2.97% Due: 2022 - 2032
Asset-backed securities	Interest rate: 0.11% - 3.30% Due: 2021 - 2025	Interest rate: 0.11% - 3.30% Due: 2022 - 2025

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Pledged assets)
Pledged assets for financing liabilities as of March 31, 2021 and
2022
are as follows:

	Yen (millions)
	2021	2022

Trade receivables	¥19,789	¥15,298
Receivables from financial services	1,086,786	1,101,778
Equipment on operating leases	122,320	142,097
Property, plant and equipment	2,138	2,548

Total	¥1,231,033	¥1,261,721

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
(Reconciliation of liabilities arising from financing activities)

The changes in liabilities arising from financing activities for the years ended March 31, 2020, 2021 and 2022 are as follows:
For the year ended March 31,
2020

	Yen (millions)
	Balance as of April 1, 2019	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2020
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other

Short-term financing liabilities	¥1,473,624	¥(1,993)	¥—	¥—	¥(42,424)	¥—	¥(4,540)	¥1,424,667
Long-term financing liabilities	5,857,496	362,131	—	—	(170,345)	—	(4,263)	6,045,019
Lease liabilities *1	334,540	(78,659)	—	78,923	(3,987)	—	(777)	330,040
Derivative financial liabilities (assets) *2	24,577	(17,462)	(10,001)	—	(434)	14,935	—	11,615

Total	¥7,690,237	¥264,017	¥(10,001)	¥78,923	¥(217,190)	¥14,935	¥(9,580)	¥7,811,341

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

	Yen (millions)
	Balance as of April 1, 2020	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2021
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other

Short-term financing liabilities	¥1,424,667	¥(179,512)	¥—	¥—	¥55,337	¥—	¥(1,145)	¥1,299,347
Long-term financing liabilities	6,045,019	149,807	—	—	222,565	—	4,247	6,421,638
Lease liabilities	330,040	(67,628)	—	67,716	4,346	—	(17,045)	317,429
Derivative financial liabilities (assets) *2	11,615	599	(5,446)	—	(1,705)	(38,946)	—	(33,883)

Total	¥7,811,341	¥(96,734)	¥(5,446)	¥67,716	¥280,543	¥(38,946)	¥(13,943)	¥8,004,531

For the year ended March 31, 2022
	Yen (millions)
	Balance as of April 1, 2021	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2022
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other

Short-term financing liabilities	¥1,299,347	¥(472,420)	¥—	¥—	¥78,863	¥—	¥753	¥906,543
Long-term financing liabilities	6,421,638	238,060	—	—	526,822	—	9,493	7,196,013
Lease liabilities	317,429	(80,165)	—	84,413	6,096	—	(9,015)	318,758
Derivative financial liabilities (assets) *2	(33,883)	3,202	(1,296)	—	3,217	67,396	—	38,636

Total	¥8,004,531	¥(311,323)	¥(1,296)	¥84,413	¥614,998	¥67,396	¥1,231	¥8,459,950

Explanatory notes:

*1	Honda has adopted IFRS 16 with a date of initial application of April 1, 2019 and recognized additional lease liabilities of ¥272,232 million as of April 1, 2019.
*2
Derivative financial liabilities (assets) are held by
the Company and its
finance subsidiaries to hedge foreign currency risk for principals and interests payment of long-term financing liabilities. The cash flows related to repayments of principals are included in cash flows from financing activities, while the cash flows related to interest paid are included in cash flows from operating activities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(16) Other Financial Liabilities
Other financial liabilities as of March 31, 2021 and 2022 consist of the following:

	Yen (millions)
	2021	2022

Financial liabilities measured at amortized cost	¥63,269	¥48,283
Financial liabilities measured at fair value through profit or loss:
Derivatives	82,256	151,942
Lease liabilities	317,429	318,758

Total	¥462,954	¥518,983

Current liabilities	¥182,145	¥236,900
Non-current liabilities	280,809	282,083

Total	¥462,954	¥518,983

(17) Provisions
The components of and changes in provisions for the year ended March 31,
2022
are as follows:

	Yen (millions)
	Product warranties*	Other	Total

Balance as of April 1, 2021	¥481,023	¥160,018	¥641,041

Provision	¥118,378	¥23,329	¥141,707
Write-offs	(172,754)	(88,823)	(261,577)
Reversal	(36,882)	(1,604)	(38,486)
Exchange differences on translating foreign operations	29,436	9,892	39,328

Balance as of March 31, 2022	¥419,201	¥102,812	¥522,013

Current liabilities and
non-current
liabilities of provisions as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022

Current liabilities	¥362,151	¥268,388
Non-current liabilities	278,890	253,625

Total	¥641,041	¥522,013

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

F-5
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Present value of defined benefit obligations:
Balance at beginning of year	¥1,357,044	¥1,143,911	¥1,305,054	¥1,104,894

Current service cost	35,751	27,158	35,045	22,351
Past service cost	—	9,941	—	—
Interest cost	7,530	29,445	8,360	29,822
Plan participants’ contributions	—	3,764	—	3,657
Remeasurements:
Changes in demographic assumptions	(30,860)	(11,669)	6,346	(777)
Changes in financial assumptions	(17,606)	51,885	(25,500)	(85,754)
Other	1,654	(7,040)	5,502	(3,603)
Benefits paid	(48,459)	(200,249)	(72,562)	(82,561)
Exchange differences on translating foreign operations	—	57,748	—	99,497

Balance at end of year	¥1,305,054	¥1,104,894	¥1,262,245	¥1,087,526

Fair value of plan assets:
Balance at beginning of year	¥1,187,881	¥848,503	¥1,365,509	¥910,436

Interest income	6,645	22,458	8,865	24,981
Actual return on plan assets, excluding interest income	194,475	126,176	21,172	50,833
Employer contributions	21,770	49,487	20,484	17,404
Plan participants’ contributions	—	3,764	—	3,657
Benefits paid	(45,262)	(200,249)	(60,754)	(82,561)
Exchange differences on translating foreign operations	—	60,297	—	88,300

Balance at end of year	¥1,365,509	¥910,436	¥1,355,276	¥1,013,050

Effects of asset ceiling	—	2,774	—	35,321

Net defined benefit liabilities (assets)	¥(60,455)	¥197,232	¥(93,031)	¥109,797

Retirement benefit assets included in net defined benefit liabilities (assets) as of March 31, 2021 and 2022 are

¥
168,488

million and

¥
216,604

million, respectively, which are presented in other
non-current
assets in the consolidated statements of financial position.
2) Fair value of plan assets
Honda’s investment policies for the Japanese and foreign pension plan assets are designed to maximize total medium-to-long
term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in well-diversified Japanese and foreign individual

F-5
2

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
The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2021 and 2022 is as follows:
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

F-5
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2022

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total

Cash and cash equivalents	¥56,192	¥—	¥56,192	¥15,147	¥—	¥15,147
Equity securities:
Japan	32,349	—	32,349	9,483	—	9,483
United States	260,424	58	260,482	72,349	—	72,349
Other	248,143	276	248,419	51,606	—	51,606
Debt securities:
Japan	65,388	—	65,388	—	575	575
United States	2,795	150,494	153,289	—	81,155	81,155
Other	173,477	71,516	244,993	—	7,100	7,100
Group annuity insurance:
General accounts	—	40,008	40,008	—	—	—
Separate accounts	—	22,317	22,317	—	—	—
Pooled funds:
Real estate funds	—	402	402	—	87,540	87,540
Private equity funds	—	—	—	—	191,196	191,196
Hedge funds	—	145,474	145,474	—	34,341	34,341
Commingled and other mutual funds	1,798	129,080	130,878	4,732	425,668	430,400
Other	67	(44,982)	(44,915)	61	32,097	32,158

Total	¥840,633	¥514,643	¥1,355,276	¥153,378	¥859,672	¥1,013,050

3) Actuarial assumptions
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2021 and 2022 are as follows:

	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Discount rate	0.7%	2.1 - 3.4%	0.8%	2.8 - 4.0%
Rate of salary increase	1.5%	2.0 - 3.1%	1.5%	2.0 - 3.6%
4) Sensitivity analysis
The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2021 and 2022 are as follows:

Yen (millions)
	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

0.5% decrease	¥99,814 increase	¥103,059 increase	¥93,079 increase	¥86,569 increase
0.5% increase	¥88,788 decrease	¥91,523 decrease	¥83,077 decrease	¥78,153 decrease

F-5
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2021 and 2022, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.
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
The Company and certain of its consolidated subsidiaries expect to contribute ¥19,919 million to its Japanese pension plans and ¥21,057 million to its foreign pension plans in the year ending March 31, 2023.
The weighted average duration of defined benefit obligations as of March 31, 2021 and 2022 are as follows:

	2021		2022
	Japanese plans	Foreign plans	Japanese plans	Foreign plans

Weighted average duration of defined benefit obligations	14 years	17 years	14 years	14 years
(b) Personnel Expenses
Personnel expenses included in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022
Personnel expenses	¥1,605,553	¥1,470,748	¥1,502,364
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
Financing liabilities and equity of Honda as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022

Financing liabilities	¥7,720,985	¥8,102,556
Equity	9,372,839	10,772,546

F-5
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Common Stock
The Company’s total number of shares authorized and issued for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Shares
	2020	2021	2022
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430
All of the issued shares as of March 31, 2020, 2021 and 2022 have been paid in full.
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
(d) Treasury Stock
The total number of the Company’s treasury stock held by Honda as of March 31, 2020, 2021 and 2022 is as follows:

	Shares
	2020	2021	2022

Common shares	84,818,644	84,773,162	100,828,074
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

F-5
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(e) Other Components of Equity
The changes in other components of equity for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2019	¥—	¥49,228	¥165,155	¥214,383

Adjustment during the year	¥(102,230)	¥(24,559)	¥(304,670)	¥(431,459)
Reclassification to retained earnings	102,230	207	—	102,437

Balance as of March 31, 2020	¥—	¥24,876	¥(139,515)	¥(114,639)

Adjustment during the year	¥239,801	¥69,876	¥247,655	¥557,332
Reclassification to retained earnings	(239,801)	(6,182)	—	(245,983)

Balance as of March 31, 2021	¥—	¥88,570	¥108,140	¥196,710

Adjustment during the year	¥117,489	¥58,863	¥736,578	¥912,930
Reclassification to retained earnings	(117,489)	(1,713)	—	(119,202)

Balance as of March 31, 2022	¥—	¥145,720	¥844,718	¥990,438

F-5
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income
Each component of other comprehensive income and related tax effect including non-controlling
interests for the years ended March 31, 2020, 2021 and 2022 are as follows:
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

F-
58

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

F-
59

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2022

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥153,785	¥(36,743)	¥117,042

Net changes	153,785	(36,743)	117,042

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	76,909	(18,274)	58,635

Net changes	76,909	(18,274)	58,635

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	1,862	(76)	1,786

Net changes	1,862	(76)	1,786

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(915)	203	(712)
Reclassification to profit or loss	39	(9)	30

Net changes	(876)	194	(682)

Exchange differences on translating foreign operations:
Amount incurred during the year	680,724	—	680,724
Reclassification to profit or loss	—	—	—

Net changes	680,724	—	680,724

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	79,484	(1,972)	77,512
Reclassification to profit or loss	(65)	—	(65)

Net changes	79,419	(1,972)	77,447

Total other comprehensive income	¥991,823	¥(56,871)	¥934,952

The components of other comprehensive income included in
non-controlling
interests for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥(753)	¥1,030	¥565
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(73)	25	(136)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(18,924)	18,792	21,593

Total	¥(19,750)	¥19,847	¥22,022

F-6
0

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
The amounts recognized as dividends of retained earnings for the years ended March 31, 2020, 2021 and 2022 are as follows:
1) Dividend payout
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

F-6
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

Resolution	The Board of Directors Meeting on November 6, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	32,818
Dividend per share (yen)	19.00
Record date	September 30, 2020
Effective date	December 2, 2020

Resolution	The Board of Directors Meeting on February 9, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	44,909
Dividend per share (yen)	26.00
Record date	December 31, 2020
Effective date	March 8, 2021
For the year ended March 31, 2022

Resolution	The Board of Directors Meeting on May 1 4 , 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7 , 2021

Resolution	The Board of Directors Meeting on November 5 , 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	95,130
Dividend per share (yen)	55.00
Record date	September 30, 2021
Effective date	December 1 , 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

2) Dividends payable of which record date was in the year ended March 31, 2022, effective after the period

Resolution	The Board of Directors Meeting on May 13 , 2022
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6 , 2022
(20) Sales Revenue
(a) Disaggregation of revenue
As stated in note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.
The

sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four
reportable segments for the years ended March 31, 2020, 2021 and 2022 are as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total

Revenue arising from contracts with customers
Japan	¥88,128	¥1,321,329	¥128,265	¥59,249	¥1,596,971
North America	197,155	4,671,998	1,049,739	133,641	6,052,533
Europe	146,948	290,326	—	63,262	500,536
Asia	1,147,539	2,032,469	1	47,465	3,227,474
Other Regions	205,142	238,509	—	17,785	461,436

Total	¥1,784,912	¥8,554,631	¥1,178,005	¥321,402	¥11,838,950

Revenue arising from the other sources*	2,371	12,574	1,316,289	335	1,331,569

Total	¥1,787,283	¥8,567,205	¥2,494,294	¥321,737	¥13,170,519

For the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from contracts with customers

Japan	¥105,022	¥1,337,860	¥146,185	¥79,182	¥1,668,249
North America	230,766	4,877,900	1,289,076	152,096	6,549,838
Europe	202,254	319,340	—	79,393	600,987
Asia	1,307,915	2,314,425	37	63,861	3,686,238
Other Regions	337,219	280,702	—	24,305	642,226

Total	¥2,183,176	¥9,130,227	¥1,435,298	¥398,837	¥13,147,538

Revenue arising from the other sources*	2,077	17,271	1,385,369	441	1,405,158

Total	¥2,185,253	¥9,147,498	¥2,820,667	¥399,278	¥14,552,696

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Contract balances
The receivables from contracts with customers and contract liabilities for the years ended March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022

Receivables from contracts with customers:
Trade receivables	¥682,206	¥785,157
Contract liabilities:
Other current liabilities	232,580	261,049
Other noncurrent liabilities	169,684	193,845
The amounts of revenue recognized for the years ended March 31, 2020, 2021 and 2022 that were included in the contract liability balances at the beginning of the year are ¥186,581 million, ¥182,339 million and ¥199,902 million,
 respectively. The amounts of revenue recognized for the years ended March 31, 2020, 2021 and 2022 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

(c) Transaction price allocated to the remaining performance obligation
The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022

Within 1 year	¥113,924	¥127,377
Between 1 and 5 years	197,037	221,282
Later than 5 years	11,436	15,748

Total	¥322,397	¥364,407

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.
(d) Assets recognized from the costs to obtain or fulfill a contract with a customer
The assets recognized from the costs to obtain a contract with a customer as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Assets recognized from the costs to obtain a contract with a customer	¥103,887	¥128,864
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The

amounts of amortization of the assets for the years ended March 31, 2020, 2021 and 2022 are ¥
35,324
 million, ¥
33,242
 million and ¥
39,682

million,
respectively.
(21) Research and Development
Research and development costs for the years ended March 31, 2020, 2021 and 2022 consist of the following:

	Yen (millions)
	2020	2021	2022

Research and development expenditures incurred during the reporting period	¥821,478	¥780,065	¥804,025
Amount capitalized	(192,397)	(201,889)	(159,174)
Amortization and impairment losses of capitalized development costs	175,042	160,718	142,205

Total	¥804,123	¥738,894	¥787,056

(22) Finance Income and Finance Costs
Finance income and finance costs for the years ended March 31, 2020, 2021 and
2022
consist of the following:

	Yen (millions)
	2020	2021	2022
Interest income:
Financial assets measured at amortized cost	¥47,679	¥18,146	¥22,847
Financial assets measured at fair value through other comprehensive income	249	196	185
Financial assets measured at fair value through profit or loss	1,484	1,463	2,595

Total	49,412	19,805	25,627

Interest expense:
Financial liabilities measured at amortized cost	(15,624)	(12,269)	(15,706)
Other	(9,065)	(1,608)	(1,161)

Total	(24,689)	(13,877)	(16,867)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	5,169	3,372	4,777
Financial assets measured at fair value through profit or loss	25	0	—
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(19,270)	15,102	(77,789)
Gains (losses) on foreign exchange	(24,942)	(26,163)	68,033
Other	6,373	(17,128)	(7,335)

Total	(32,645)	(24,817)	(12,314)

Total	¥(7,922)	¥(18,889)	¥(3,554)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes
(a) Income Tax Expense
Profit before income taxes and income tax expense for the years ended March 31, 2020, 2021 and 2022 consist of the following:

	Yen (millions)
	2020			2021			2022
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total

Profit (loss) before income taxes	¥(63,390)	¥853,308	¥789,918	¥(32,954)	¥947,007	¥914,053	¥(42,213)	¥1,112,403	¥1,070,190

Income tax expense (benefit):
Current taxes	11,036	233,570	244,606	7,236	174,694	181,930	9,539	277,894	287,433
Deferred taxes	17,470	17,910	35,380	(21,228)	57,907	36,679	(4,081)	26,137	22,056

Total	¥28,506	¥251,480	¥279,986	¥(13,992)	¥232,601	¥218,609	¥5,458	¥304,031	¥309,489

The

statutory income tax rate in Japan was approximately
30.2
% for each of the years in the three-year period ended March 31, 202
2
. The foreign subsidiaries are subject to taxes based on income at rates ranging from
16.0
% to
34.0
%.
The Japanese statutory income tax rate for the years ended March 31, 2020, 2021 and 2022 differs from the average effective tax rate for the following reasons:

	2020	2021	2022
Statutory income tax rate	30.2%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(3.9)	(5.2)	(4.5)
Effects of investments accounted for using the equity method	(6.2)	(9.0)	(5.7)
Effects of undistributed earnings and withholding taxes on royalty	8.6	7.8	7.1
Changes in unrecognized deferred tax assets	7.8	1.2	1.4
Effects of income and expense not taxable and deductible for tax purpose	0.8	0.3	0.0
Effects of tax credit	(3.0)	(1.4)	(0.9)
Other adjustments relating to prior years	(0.7)	(0.1)	(0.1)
Adjustments for the uncertain tax treatments on income taxes	0.2	(0.8)	0.9
Adjustments for the changes in income tax laws	2.3	0.1	0.1
Other	(0.7)	0.8	0.4

Average effective tax rate	35.4%	23.9%	28.9%

F-
67

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities
The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Deferred tax assets:
Inventories	¥33,616	¥44,029
Accrued expenses	61,376	36,567
Provisions	89,470	100,408
Property, plant and equipment	25,534	27,592
Intangible assets	11,170	12,017
Retirement benefit liabilities	82,072	67,120
Carryforward of unused tax losses	64,844	67,787
Carryforward of unused tax credit	36,020	22,285
Other	117,873	103,114

Total	¥521,975	¥480,919

Deferred tax liabilities:
Property, plant and equipment	¥77,338	¥82,518
Intangible assets	194,083	195,542
Other financial assets	38,027	61,580
Operating leases	751,892	846,978
Undistributed earnings	53,173	59,650
Other*	149,911	133,813

Total	¥1,264,424	¥1,380,081

Net deferred tax assets (liabilities)	¥(742,449)	¥(899,162)

Explanatory note:

*	The amount s of deferred tax liabilities arising from retirement benefit assets included in other as of March 31, 2021 and 2022 are ¥ 52,792 million and ¥68,772 million, respectively.
The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022
Inventories	¥8,738	¥(3,920)	¥(9,865)
Provisions	22,185	(10,708)	(3,491)
Property, plant and equipment	(3,503)	(6,955)	(3,738)
Retirement benefit liabilities (assets)	7,258	(10,353)	(4,991)
Operating leases	(3,697)	37,506	(35,308)
Undistributed earnings	(1,059)	(2,885)	4,198
Carryforward of unused tax losses	(6,378)	(7,695)	(1,608)
Carryforward of unused tax credit	(8,423)	15,695	16,102
Other*	20,259	25,994	60,757

Total	¥35,380	¥36,679	¥22,056

F-
68

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

*	The income tax expenses recognized due to the decrease of deferred tax assets arising from accrued expenses included in other as of March 31, 2022 is ¥27,321 million.
Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2021 and 2022. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥19,647 million and ¥26,109 million as of March 31, 2021 and 2022, respectively.
Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Deductible temporary differences	¥519,457	¥553,778
Carryforward of unused tax losses	514,420	693,323
Carryforward of unused tax credit	912	549
The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Within 1 year	¥24,886	¥3,603
Between 1 and 5 years	62,361	73,448
Between 5 and 20 years	246,941	256,340
Indefinite periods	180,232	359,932

Total	¥514,420	¥693,323

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Within 1 year	¥349	¥147
Between 1 and 5 years	371	259
Between 5 and 20 years	192	143
Indefinite periods	—	—

Total	¥912	¥549

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2021 and 2022 are ¥5,331,437 million and ¥6,323,299 million, respectively.
F-
69

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
(24) Earnings Per Share
Earnings per share attributable to owners of the parent for the years ended March 31, 2020, 2021 and 2022 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2020, 2021 and 2022.

	2020	2021	2022
Profit for the year attributable to owners of the parent (millions of yen)	¥455,746	¥657,425	¥707,067
Weighted average number of common shares outstanding, basic (shares)	1,752,006,211	1,726,638,088	1,719,961,835
Basic earnings per share attributable to owners of the parent (yen)	¥260.13	¥380.75	¥411.09
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
(Foreign currency exchange rate risk sensitivity analysis)
Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2021 and 2022 is as follows.
F-7
0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange

rate constant
.

	Yen (millions)
	2021	2022

Impact on profit before income taxes	¥(1,097)	¥(1,780)
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
2021
and
2022
is as follows.
The following scenario demonstrates the impact of a 100 basis point rise in interest
rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2021	2022
Impact on profit before income taxes	¥(18,354)	¥(25,830)
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
Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2022, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.
1) Credit risk exposure
The analysis of the age of receivables from financial services that are past due as of March 31, 2021 and 2022 is as follows:

	Yen (millions)
As of March 31, 2021	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥174,464	¥27,923	¥7,058	¥5,938	¥215,383
Finance lease	71	18	21	374	484
Dealer finance receivables:
Wholesale	16,807	779	28	79	17,693

Total	¥191,342	¥28,720	¥7,107	¥6,391	¥233,560

	Yen (millions)
As of March 31, 2022	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥204,661	¥43,051	¥11,452	¥7,512	¥266,676
Finance lease	200	51	7	324	582
Dealer finance receivables:
Wholesale	9,661	36	4	23	9,724

Total	¥214,522	¥43,138	¥11,463	¥7,859	¥276,982

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The balances of retail receivables included in consumer finance receivables as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2021		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥4,563,496	¥271,762	¥12,648	¥4,847,906

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2022		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥4,897,471	¥139,306	¥17,651	¥5,054,428

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

The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2021 and 2022 are as follows:

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

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2022		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥188,101	¥88	¥2,117	¥190,306
Group B	91,995	2,133	72	94,200

Total	¥280,096	¥2,221	¥2,189	¥284,506

Loan commitments:
Group A	¥95,485	¥—	¥—	¥95,485
Group B	23,683	—	—	23,683

Total	¥119,168	¥—	¥—	¥119,168

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2022 is ¥7,098 million.
2) Collateral held as security
The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2021 and 2022 are approximately 70% and 90%, respectively, and those for dealer finance receivables are approximately 90% and 100% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Commercial paper	¥760,677	¥1,190,631
Medium-term notes	1,976,173	1,291,612

Total	¥2,736,850	¥2,482,243

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
The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Commercial paper programs	¥1,122,892	¥1,226,138
Other	65,472	67,976

Total	¥1,188,364	¥1,294,114

Borrowings under those committed lines of credit generally are available at the prime interest rate.
Maturity analysis of financial liabilities
1)
Non-derivative
financial liabilities
Non-derivative
financial liabilities by maturity as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
As of March 31, 2021	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,088,061	¥1,088,061	¥—	¥—	¥1,088,061
Financing liabilities	7,720,985	3,083,901	4,230,223	523,436	7,837,560
Accrued expenses	415,106	415,106	—	—	415,106
Other financial liabilities	380,698	101,142	86,972	221,294	409,408

Total	¥9,604,850	¥4,688,210	¥4,317,195	¥744,730	¥9,750,135

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2022	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,236,233	¥1,236,233	¥—	¥—	¥1,236,233
Financing liabilities	8,102,556	3,218,988	4,407,350	765,207	8,391,545
Accrued expenses	375,601	375,601	—	—	375,601
Other financial liabilities	367,041	93,054	94,837	206,529	394,420

Total	¥10,081,431	¥4,923,876	¥4,502,187	¥971,736	¥10,397,799

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
As of March 31, 2021	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥317,429	¥61,053	¥79,836	¥205,248	¥346,137

	Yen (millions)
As of March 31, 2022	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥318,758	¥71,510	¥86,305	¥188,321	¥346,136
2) Derivative financial liabilities
Derivative financial liabilities by maturity as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
As of March 31, 2021	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥44,334	¥30,218	¥7,669	¥82,221

	Yen (millions)
As of March 31, 2022	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥53,895	¥106,214	¥25,140	¥185,249

(26) Fair Value
(a) Definition of Fair Value Hierarchy
Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.
(Derivatives)
Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.
The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rate benchmarks like U.S. dollar LIBOR, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.
The credit risk of the counterparties is considered in the valuation of derivatives.
(Financing liabilities)
The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

F-
78

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Assets and Liabilities Measured at Fair Value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and 2022 consist of the following:

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

F-
79

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2021.

	Yen (millions)
As of March 31, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥15,674	¥—	¥15,674
Interest rate instruments	—	114,016	—	114,016
Other	—	—	4,648	4,648

Total	—	129,690	4,648	134,338

Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783

Total	¥378,582	¥204,315	¥142,459	¥725,356

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥66,644	¥—	¥66,644
Interest rate instruments	—	83,669	—	83,669

Othe r	—	1,629	—	1,629
Total	—	151,942	—	151,942

Total	¥—	¥151,942	¥—	¥151,942

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2022.
The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2021 and 2022 are as follows:

	Yen (millions)
For the year ended March 31, 2021	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2020	¥—	¥5,224	¥99,508

Total gains or losses:
Profit or loss	4,665	(43)	—
Other comprehensive income	—	—	3,748
Purchases	—	—	7,701
Sales	—	—	(1,243)
Exchange differences on translating foreign operations	164	133	336

Balance as of March 31, 2021	¥4,829	¥5,314	¥110,050

Unrealized gains or losses included in profit or loss on assets held at March 31, 2021	¥4,665	¥(43)	¥—

F-8
0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
For the year ended March 31, 2022	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2021	¥4,829	¥5,314	¥110,050

Total gains or losses:
Profit or loss	(674)	112	—
Other comprehensive income	—	—	17,973
Purchases	—	—	7,075
Sales	—	(1,124)	(1,487)
Transfer to level 1 due to listing	—	—	(1,158)
Exchange differences on translating foreign operations	493	471	585

Balance as of March 31, 2022	¥4,648	¥4,773	¥133,038

Unrealized gains or losses included in profit or loss on assets held at March 31, 2022	¥(674)	¥112	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2021 and 2022 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.
Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2021 and 2022 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that
will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

(d) Financial Assets and Financial Liabilities measured at amortized cost
The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021		2022
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,414,550	¥5,488,065	¥5,434,496	¥5,374,754
Debt securities	173,302	173,302	79,176	79,176
Financing liabilities	7,720,985	7,809,379	8,102,556	7,984,057
The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

F-8
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(27) Offsetting of Financial Assets and Financial Liabilities
The offsetting information regarding financial assets and financial liabilities as of March 31, 2021 and 2022 is as follows:

	Yen (millions)
As of March 31, 2021	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥108,978	¥—	¥108,978	¥(65,430)	¥43,548
Other financial liabilities
Derivatives	82,256	—	82,256	(65,430)	16,826

	Yen (millions)
As of March 31, 2022	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥134,338	¥—	¥134,338	¥(98,419)	¥35,919
Other financial liabilities
Derivatives	151,942	—	151,942	(98,419)	53,523
Generally, the
set-off
rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.
(28) Commitments and Contingent Liabilities
(a) Commitments
Purchase commitments
Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Commitments for purchases of property, plant and equipment and other commitments	¥55,571	¥60,527
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

F-8
2

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
There were no significant unconsolidated structured entities as of March 31, 2021 and 2022.
(30) Related Parties
(a) Related Party Transactions
Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length
prices.

F-8
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The balances of receivables and payables with affiliates and joint ventures as of March 31, 2021 and 2022 are as follows:

	Yen (millions)
	2021	2022
Receivables:
Affiliates	¥29,067	¥34,317
Joint ventures	293,132	346,370

Total	¥322,199	¥380,687

Payables:
Affiliates	¥127,793	¥147,705
Joint ventures	30,412	36,380

Total	¥158,205	¥184,085

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022
Sales revenue:
Affiliates	¥109,615	¥87,742	¥93,187
Joint ventures	722,896	985,920	1,053,370

Total	¥832,511	¥1,073,662	¥1,146,557

Purchase:
Affiliates	¥1,241,314	¥1,015,921	¥1,176,066
Joint ventures	166,885	150,123	194,321

Total	¥1,408,199	¥1,166,044	¥1,370,387

(b) Compensation to Key Management
Compensation paid to the directors and executive officers of the Company for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Yen (millions)
	2020	2021	2022

Remuneration	¥691	¥683	¥696
STI (Short Term Incentive)	101	95	188
LTI (Long Term Incentive)	140	129	159

Total	¥932	¥907	¥1,043

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries
Major consolidated subsidiaries as of March 31, 2022 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
Honda Aero., Inc.	U.S.A.	Research & Development and Manufacturing	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Aircraft Company, LLC	U.S.A.	Research & Development, Manufacturing and Sales	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda of the U.K. Manufacturing Ltd.	U.K.	Manufacturing	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Bank GmbH	Germany	Finance	100.0
Honda Turkiye A.S	Turkey	Manufacturing and Sales	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Precision Parts Manufacturing	Indonesia	Manufacturing	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Honda Philippines Inc.	Philippines	Manufacturing and Sales	99.6
Honda Taiwan Co., Ltd.	Taiwan	Sales	100.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Manufacturing Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda Motor de Argentina S.A.	Argentina	Manufacturing and Sales	100.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Banco Honda S.A.	Brazil	Finance	100.0
Honda Automoveis do Brasil Ltda.	Brazil	Manufacturing and Sales	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(31) Approval of Release of Consolidated Financial Statement
s
The release of the consolidated financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Executive Vice President and Representative Executive Officer and Chief Financial Officer on June 22, 2022.

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation) *2

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *3

2.1	Specimen common stock certificates of the registrant (English translation) *4

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March, 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *5

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *6

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*5	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*6	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
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

Date: June 22, 2022
Tokyo, Japan