Form 20-F
period 2023-03-31
HONDA MOTOR CO LTD
filed 2023-06-23
CIK 715153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
No. 1-1, Minami-Aoyama 2-chome
,
Minato-ku,
Tokyo
107-8556,
Japan
(Address of principal executive offices)
Ryosuke Niwa
+81-3-5412-1134,
prj_h_ir2@hm.honda.co.jp,
No. 1-1, Minami-Aoyama 2-chome
,
Minato-ku,
Tokyo
107-8556,
Japan
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock* American Depositary Shares**	HMC	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding as of March 31, 2023***
Common Stock	1,664,340,589****
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).    ☐
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing one share of Common Stock.

**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 116,835,999 shares represented by American Depositary Shares.

PART I

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
Geopolitical Risk
Honda conducts business operations in countries worldwide and is exposed to a variety of risks including changes in local laws and regulations, agreements, institutions and business practices, such as tariffs, import and export regulations, and taxes, wars, terrorism, political uncertainty, worsening security situation, change in political regime and labor strikes in those countries or neighboring regions. If such unforeseeable events occur, and operations are delayed or suspended, including supply chain disruptions as a result of heightened political, military, or social tensions, Honda’s business and operating results could be adversely affected.
Particularly among them, Honda recognizes three major geopolitical risks: 1) economic security, 2) conflicts between nations or regional conflicts, and 3) laws and regulations concerning human rights.
These geopolitical risks could also significantly affect Honda’s initiatives for company-wide strategies, which are zero impact on the global environment, zero traffic collision fatalities, and creating new value.
For the scale of business in each region that may be affected by such geopolitical risks in the future, see “(d) Supplemental Geographical Information” of note “(4) Segment Information” to the accompanying consolidated financial statements.

1. Economic Security
Many countries are increasingly tightening import and export controls and adopting policies to encourage the blocking of critical resources, components, and parts, as well as advanced technologies. If governmental policy concerning exports and imports is strengthened in any country, this could possibly result in stoppages or delays in Honda’s production activities or lead us to incur countermeasure costs associated with development, purchasing, and sales, and other business activities, which could adversely affect Honda’s business and operating results.
2. Conflicts Between Nations or Regional Conflicts
The outlook for the international situation remains uncertain, including the worsening situation in Ukraine. If new conflicts occur, these could possibly result in human suffering, material and property damage, and supply chain disruptions, not only in the countries and regions where they occur, but also in other countries, which could adversely affect Honda’s business and operating results.
3. Laws and Regulations Concerning Human Rights
Laws and regulations requiring companies to address human rights are being enacted in many countries, and the need to address human rights risks throughout the supply chain is growing rapidly. Failure to respond to such laws and regulations in a timely and appropriate manner could damage Honda’s brand image and social credibility, and result in stoppages or delays in Honda’s production activities or lead us to incur countermeasure costs associated with development, purchasing, sales, and other business activities, which could adversely affect Honda’s business and operating results.
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
In case it becomes impossible to receive the supply of materials and parts from suppliers on a continuous basis, in case the prices of materials and parts rise, or in case of losing any key supplier, this could lead to delays in or the suspension of Honda’s manufacturing operations and a loss of Honda’s competitiveness, which could adversely affect Honda’s business and operating results. For example, a shortage in the procurement of semiconductors has become manifest for Honda, which has led to such effects as the suspension or decrease of production of automobiles and motorcycles at some of Honda’s production bases in Japan and overseas. For some other materials and parts as well, a rise in their prices has occurred, or is projected to occur looking ahead. Moreover, these purchasing and procurement risk could also significantly affect Honda’s initiatives for company-wide strategies, which are zero impact on the global environment, zero traffic collision fatalities, and creating new value.
Information Security Risk
Honda uses a wide range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. Especially, IoT and other information technologies have become indispensable for control of products.
The means of cyber-attacks that take place have become more advanced and sophisticated, targeting organizations around the world. Moreover, any cyber-attacks could significantly affect Honda’s initiatives for company-wide strategies, which are zero impact on the global environment, zero traffic collision fatalities, and creating new value.

In addition, in recent years, personal information protection rules have been rapidly developed in countries around the world. In creating Honda’s initiatives for the creation of new value, measures protecting personal information are also gaining importance due to possible differences in the amount and quality of the personal information handled in comparison to existing operations.
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
As Honda advances its initiatives for company-wide strategies, which are zero impact on the global environment, zero traffic collision fatalities, and creating new value, the utilization of alliances and other forms of partnership are gaining importance.
If disagreements among partners regarding business, leakage of profit or technology, delays in decision-making or poor operating results at business partners occur in the context of an alliance or joint venture, or if conditions to an alliance or joint venture are changed or cancelled, it may have an adverse effect on Honda’s business and operating results.
Environmental Risk
Carrying out its business operations in countries around the world, Honda recognizes wide-ranging potential risks related to environmental issues, as exemplified by the risks concerning climate change, resource depletion, air pollution, water pollution, and biodiversity, among other issues, and Honda is subject to wide-ranging regulations covering these issues.
For the regulations concerning climate change and the regulation concerning fuel efficiency and exhaust in particular, there has been implementation of or planning for their revisions around the world. Depending on the trends for the revisions and what the revised regulations may stipulate, Honda’s measures in response and related expenses could possibly weigh on its production, development, purchasing and sales activities, etc., in the Motorcycle, Automobile, Power products and other businesses operations. This could adversely affect Honda’s business and operating results.
Moreover, these risks could significantly affect Honda’s initiatives for company-wide strategy, zero impact on the global environment.
Intellectual Property Risk
Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks include those that could significantly affect Honda’s initiatives for company-wide strategies, which are zero impact on the global environment, zero traffic collision fatalities, and creating new value.

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
(Risks relating to the spread of coronavirus disease 2019
(COVID-19))
ln terms of
COVID-19
status, the resumption of socio-economic activities is accelerating and the normalization of production, development, purchasing, sales, and other business activities is also underway at Honda. However, Honda’s business and operating results could be adversely affected if it were to become widespread again.
Financial & Economic Risk
1. Economic Trends and Economic Fluctuations
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
Principal Capital Investments
In the fiscal years ended March 31, 2021, 2022 and 2023, Honda’s capital expenditures were ¥2,567.1 billion, ¥2,503.8 billion and ¥2,233.5 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥565.2 billion, ¥477.7 billion and ¥690.0 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal year 2023, see Item 4.D “Property, Plants and Equipment” of this Annual Report.
B. Business Overview
General
Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power products and other businesses operations.
The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021	2022	2023
	Yen (billions)
Motorcycle Business	¥1,787.2	¥2,185.2	¥2,908.9
Automobile Business	8,567.2	9,147.4	10,593.5
Financial Services Business	2,494.2	2,820.6	2,954.0
Power Products and Other Businesses	321.7	399.2	451.1

Total	¥13,170.5	¥14,552.6	¥16,907.7

	Fiscal years ended March 31,
	2021	2022	2023
	Yen (billions)
Japan	¥1,849.2	¥1,943.6	¥2,013.0
North America	7,080.8	7,624.7	8,945.9
Europe	511.7	611.8	690.6
Asia	3,250.1	3,711.4	4,335.7
Other Regions	478.4	660.8	922.2

Total	¥13,170.5	¥14,552.6	¥16,907.7

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
(SxS).
The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain
vehicles (ATVs) and
side-by-sides
(SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021			2022			2023
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	215	215	¥88.1	244	244	¥105.0	246	246	¥109.3
North America	332	332	197.1	437	437	230.7	459	459	306.7
Europe	234	234	146.9	317	317	202.2	347	347	250.0
Asia	13,319	8,451	1,149.8	14,589	8,283	1,309.9	16,108	9,512	1,739.7
Other Regions	1,032	1,032	205.1	1,440	1,440	337.2	1,597	1,597	503.0

Total	15,132	10,264	¥1,787.2	17,027	10,721	¥2,185.2	18,757	12,161	¥2,908.9

Motorcycle revenue as a percentage of total sales revenue			14%			15%			17%

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
ACCORD, BRIO, CITY, CIVIC, FIT, INTEGRA, JAZZ

Light trucks:
BREEZE,
CR-V,
FREED,
HR-V,
ODYSSEY, PILOT, VEZEL,
XR-V,
ZR-V
Mini vehicles:
N-BOX
The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021			2022			2023
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	592	520	¥1,321.4	547	476	¥1,340.7	550	484	¥1,385.8
North America	1,480	1,480	4,679.3	1,283	1,283	4,884.9	1,195	1,195	5,990.5
Europe	101	101	290.3	100	100	319.3	84	84	332.9
Asia	2,247	390	2,037.5	2,022	443	2,321.7	1,744	505	2,523.8
Other Regions	126	126	238.5	122	122	280.7	114	114	360.3

Total	4,546	2,617	¥8,567.2	4,074	2,424	¥9,147.4	3,687	2,382	¥10,593.5

Automobile revenue as a percentage of total sales revenue			65%			63%			63%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021	2022	2023
	Yen (billions)
Japan	¥380.3	¥418.3	¥428.2
North America	2,070.5	2,356.9	2,466.5
Europe	11.2	10.8	13.2
Asia	15.0	15.7	16.5
Other Regions	17.0	18.6	29.4

Total	¥2,494.2	¥2,820.6	¥2,954.0

Financial Services revenue as a percentage of total sales revenue	19%	19%	17%
For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.
Power Products and Other Businesses
Honda’s Power products business began in 1953 with the introduction of the model
H
, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general purpose engines, lawn mowers, generators, water pumps, brush cutters, tillers, outboard marine engines and snow throwers. In 2019, Honda had renamed Power product business to Life creation business. This renaming represented Honda’s intention to evolve Power product business as a function to create new value for “mobility” and “daily lives”. In 2022, Life creation business has been renamed Power products business.
In Other businesses, Honda began deliveries of the
HondaJet
aircraft in December 2015.
The following table sets out Honda’s revenue from Power products and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2021, 2022 and 2023:

	Fiscal years ended March 31,
	2021		2022		2023
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	336	¥59.2	353	¥79.4	376	¥89.6
North America	2,617	133.7	2,738	152.1	2,274	182.1
Europe	929	63.2	1,189	79.3	1,168	94.3
Asia	1,405	47.6	1,487	64.0	1,408	55.5
Other Regions	336	17.7	433	24.3	419	29.4

Total	5,623	¥321.7	6,200	¥399.2	5,645	¥451.1

Power Products and Other businesses revenue as a percentage of total sales revenue		2%		3%		3%

*
Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method was involved in the sale of Honda power products.

For further information on recent operations and a financial review of the Power products and other businesses, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.
Marketing and Distribution
Most of Honda’s products are distributed under the Honda trademarks in Japan and/or in overseas markets.
In fiscal year 2023, approximately 86% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 47% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 32% in North America and 15% in Japan. Approximately 40% of Honda’s power products units on a group basis were sold in North America followed by 25% in Asia and 21% in Europe.
Sales and Service
In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.
In fiscal year 2023, approximately 97% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.
Honda sells spare parts and provides after-sales services through retail dealers directly or via its overseas operations, independent distributors and licensees.
Components and Parts, Raw Materials and Sources of Supply
Honda manufactures the major components and parts used in its products, including engines, frames and transmissions. Other components and parts, such as shock absorbers, electrical equipment and tires, are purchased from numerous suppliers. The principal raw materials used by Honda are steel plate, aluminum, special steels, steel tubes, paints, plastics and zinc, which are purchased from several suppliers. The most important raw material purchased is steel plate, accounting for approximately 40% of Honda’s total purchases of raw materials.
No single third-party supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2023.
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
Outline of Environmental and Safety Regulation for Automobiles
1. Emissions
Japan
In March 2018, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) introduced the Real Driving Emissions (RDE) examination for diesel vehicles. It became applicable to new models of vehicles beginning in October 2022 and will become applicable to current models of vehicles beginning in October 2024.
The Ministry of the Environment (MOE) issued a Ministerial Ordinance on the particle number (PN) regulation for diesel gasoline direct injection vehicles in August 2021.
In October 2022, MLIT decided to introduce PN regulation. Among diesel direct injection vehicles, it will be applicable to new models beginning in October 2023, and to current models beginning in October 2025. Among gasoline direct injection vehicles, it will be applicable to the new models beginning in October 2024, and to the current models beginning in October 2026.
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
In August 2022, the Biden administration signed the Inflation Reduction Act of 2022. This act allows tax incentives to purchase clean vehicles which meet certain requirements. One of the requirements is that the final assembly of new motor vehicles is to be within North America. Most provisions of this act became effective in January 2023.
In November 2022, the CARB finalized Advanced Clean Car II (ACC II) regulations which will apply to 2026 and later model year vehicles. The ACC II regulations contain requirements for the new Low Emission Vehicle IV (LEV IV) regulation and new Zero-Emission Vehicle (ZEV) requirements. The new ZEV requirements will require all new light-duty vehicles sold in California to be zero-emission
by 2035.
In April 2023, the U.S. Environmental Protection Agency (EPA) announced proposal of federal multi-pollutant regulation (Tier 4) together with more stringent greenhouse gas requirement which will apply from

2027 model year vehicles. This proposal is more stringent than those of the CARB LEV IV in terms of particulate matter standards and NMOG+NOx fleet standards.
Canada
On July 16, 2015, the Environment Canada (current Environment and Climate Change Canada) issued the final regulation of amendment to emission regulation whose requirements refer to Tier 3 regulations in the United States.
Europe
The Euro 6 regulation was implemented in September 2014. Emission limits for diesel vehicles were lowered even more than the Euro 5 levels for nitrogen oxides (NOx) and total hydrocarbon (THC) plus NOx. Additionally, Euro 6 requires limits on particle numbers from gasoline vehicles with direct injection engines.
The required ethanol density of test fuel was also increased, starting from September 2016.
The testing cycle to measure emissions has gradually been transitioning from New European Driving Cycle (NEDC) to Worldwide harmonized Light duty driving Test Cycle (WLTC) beginning from September 2017.
The European Commission implemented regulations regarding the Real Driving Emissions (RDE) using Portable Emissions Measurement System (PEMS). The monitoring phase started from April 2016 and RDE testing with emission limits started from September 2017 for NOx and PN.
The new Evaporative Emissions Test started from September 2019. The testing cycle was updated from NEDC to Worldwide harmonized Light vehicles Test Procedure (WLTP) in conformity with the United Nations Economic Commission for Europe (UNECE) GTR No. 19.
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
In November 2022, the European Commission proposed new emission standard “Euro 7” which, if finalized, will apply to all new vehicles sold after July 2025. “Euro 7” requires updated RDE test method, on-board
monitoring (OBM) systems,
on-board
refueling vapor recovery systems and measurement of particulates from break wears and tire abrasions.
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

India
India implemented Bharat Stage VI (BS VI) regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase applies from April 2023 with more stringent particle number and on-board
diagnostic requirements and compliance for RDE.
Thailand
The Thai Cabinet has decided to introduce Euro 5 regulations from 2024. The timing of introduction of Euro 6 regulations is under discussion.
Brazil
Brazil implemented PROCONVE L7 in January 2022, and is scheduled to implement PROCONVE L8 from 2025. PROCONVE is a unique Brazilian regulation based on U.S. regulations.
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
In March 2018, MLIT and METI jointly established a committee and commenced a study to formulate new fuel economy standards for passenger motor vehicles for 2030. The new standards, announced in January 2020, require an improvement in fuel efficiency of 32.4% over the 2016 standards and adopted the CAFE calculation method.
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
In March 2023, MLIT revised 2010 fuel efficiency standard. Standard levels have increased from 8 levels to 17 levels. At the same time, MLIT revised 2020 fuel economy standards by adding one higher level.
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
2
/mile.
In September 2020, the Governor of California signed an executive order stating that 100% of in-state
sales of new cars and light trucks would be ZEV by 2035. Following the California Governor’s announcement, a number of states have followed suit.
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
In April 2023, EPA announced proposed GHG regulations together with multi-pollutant standards (Tier 4) to be effective from 2027 to 2032 model years. If finalized, EPA projects that 67% of new vehicles in 2032 model year will be electrified.
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
In December 2022, the federal government proposed a national ZEV mandate from model year 2026 as a part of greenhouse gas regulation. The proposed regulation mandates sales of new vehicles to be ZEVs at the rate of 20% in 2026, 60% in 2030 and 100% in 2035 model year.
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
Brazil
Brazil implemented new fuel economy / CO
2
regulations from 2022.
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
India has issued a final regulation called Battery Waste Management Rules on August 24, 2022. This final regulation requires the achievement of certain recovery targets for waste batteries and sets targets for minimum use of domestically recycled materials in new batteries.
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
In 2021, the MLIT adopted UN R160, which regulates “Event Data Recorders (EDRs)”.
In 2022, the MLIT adopted UN R161, which regulates “Devices against Unauthorized Use”.
In 2022, the MLIT adopted UN R162, which regulates “Immobilizers”.
In 2022, the MLIT adopted UN R163, which regulates “Vehicles Alarm systems”.
In 2023, the MLIT adopted UN R165, which regulates “Reverse warning devices and signals”.

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
(an SAE International level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls.
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
(an SAE International level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls. This Volume 2 mainly covered FMVSS that were not studied in Volume 1.
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
In June 2022, the NHTSA issued a proposed rule that amends time series data requirements of 49 CFR Part 563 EDR (Event Data Recorders). The proposed regulation would change the recording time of EDR time-series measurement data from 5 seconds to 20 seconds for pre-collision
data, and change the data sampling frequency from 2 Hz to 10 Hz. This revision proposes to increase the recording time and recording frequency of pre-collision
data in order to analyze the behavior of the vehicle before a collision occurs. The application applies to the vehicles manufactured after the first September 1st of the year following the publication of the final rule.
In September 2022, the NHTSA issued a final version of “Cybersecurity Best Practices for the Safety of Modern Vehicles (2022 update)” to update non-binding
and voluntary guidance. This 2022 revision reflects comments received on the 2020 version of the Guidance, and clarifies and adds terminology in the scope, updated reference ISO/SAE 21434, and general cybersecurity best practices.
In the United States, state laws stipulate privacy protection laws aimed at protecting the privacy of consumers within the state, and as of April 2023, California, Virginia, Colorado, Utah, and Connecticut have enacted such privacy protection laws.
In May 2023, the NHTSA proposed a new FMVSS that would require all new light vehicles to be equipped with automatic emergency braking systems. It proposed mandatory installation of forward collision alarms and automatic emergency braking for lead vehicles and pedestrians by newly establishing FMVSS 127 “Automatic emergency braking systems for light vehicles” and 49 CFR Part 596 “Automatic Emergency Braking Test Devices”. The application is planned in 2 phases for vehicles manufactured on or after September 1, three years and four years after the publication of the final rule.
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

To address this issue, the revised General Safety Regulation came into force in January 2020 and will be applied to vehicles from July 2022, which is 30 months after the enforcement. The revised General Safety Regulation include mandatory equipment such as advanced driver assistance systems (ADAS).
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
As an important block of the European Data Strategy of February 2020, the Data Act was announced as the primary regulation governing the assurance of data value and management. This Data Act applies to manufacturers and service co-owners,
users and providers of products in the EU market with the aim of ensuring data management and accessibility of data between the private and public sectors. For vehicles, the European Commission has issued an impact assessment on access to vehicle data, features and resources. With regards to access to in-vehicle
data for the purpose of providing vehicle related mobility services, the European Commission started public consultation for the revision of “Whole Vehicle Type Approval (WVTA) and market surveillance” (EU) 2018/858 in March 2022, a proposed regulation for which was issued in February 2022.
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
In June 2022, the Shenzhen Special Economic Zone ICV Management Ordinance has been issued, and local standards for ICV introduction are being considered in Shenzhen.
Future safety regulations are described as follows:
Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include:

+	Event Data Recorder (EDR),

+	Amendment to electric vehicles traction battery safety requirements, and

+	Amendment to electric vehicles safety requirements.

+	Motor vehicles-Devices for indirect vision-Requirements of performance and installation
Newly established GB and GB/T standards (not yet published) include:

+	Establishment of technical requirements related to cyber security, and

+	Establishment of security requirements for automobile data collection and requirements for cross-border data transfers, and

+	Amendment to battery electric passenger cars – specifications.

+	Amendment to connection set for conductive charging of electric vehicles-Part 1: General requirements

+	Amendment to test methods for Power performance of fuel cell electric vehicles

+	Amendment to fuel cell electric vehicles Onboard hydrogen system specifications

+	Amendment to measurement methods of net power for automotive engines and electric drive trains

+	Amendment to hybrid electric vehicles-Power performance-Test method

+	Amendment to battery electric vehicles-Power performance-Test method
India
In December 2022, the Ministry of Road Transport and Highways (MoRTH) issued the 25th amendment of the Central Motor Vehicles Rules (CMVR), which requires traction battery for electric power train vehicles manufactured on and from April 1, 2023 to be approved by the Annex
IX-K
to Automotive Industry Standards
(AIS)-038.
Brazil
In April and December 2020, The National Traffic Department (DENATRAN) issued an ordinance regarding the vehicle safety labelling program. The ordinance was implemented from July 1, 2021.
In October 2020, the National Institute of Metrology, Standardization and Industrial Quality (INMETRO) issued an ordinance amending quality technical regulations for new tires. The ordinance was implemented from April 21, 2022 for new tire type and is scheduled to be implemented from October 21, 2025 for existing tire type.
In October 2020, the Brazil transport authority (CONTRAN) issued a resolution to postpone those applicable dates of some safety items due to
COVID-19
impact.
In November 2020, INMETRO issued an ordinance, which amended “Regulation for Technical Quality on Child Restraint Systems” and “Requirements for assessment of compliance for Child Restraint Systems.” The ordinance was implemented from May 23, 2021.
In January 2021, an Act of cyber security related to the products listed in the Reference List of Telecommunications Products published by the National Telecommunications Agency that have the function of terminal equipment with an Internet connection or telecommunications network infrastructure equipment was announced. The Act was implemented from July 4, 2021.
CONTRAN announced a second proposal regarding the obligation to install and technical requirements for the Automatic Emergency Braking System (AEBS) installed in vehicles in November 2022. For moving obstacles, it is scheduled to be implemented from January 1, 2026
(new models) and January 1, 2029 (all models). For fixed obstacles, it is scheduled to be implemented from January 1, 2029 (new models) and January 1, 2031 (all models).
CONTRAN announced a proposal regarding the obligation to install and technical requirements for the Lane Departure Warning System (LDWS) installed in vehicles in November 2022. It is scheduled to be implemented from January 1, 2026 (new models) and January 1, 2029 (all models).
CONTRAN issued a regulation that establishes requirements for occupant protection and fuel system integrity in vehicle collisions in December 2018. It is scheduled to be implemented from January 1, 2024 (new models) and January 1, 2026 (all models).
CONTRAN issued a regulation to establish pedestrian protection requirements in the event of a collision in December 2018. It is scheduled to be implemented from January 1, 2025 (new models) and January 1, 2030 (all models)
.

CONTRAN issued a regulation to establish requirements for rear warning and monitoring systems installed in vehicles in December 2018. It is scheduled to be implemented from January 1, 2025 (new models) and January 1, 2027 (all models).
CONTRAN issued a regulation to establish vehicle performance requirements in the event of pole side impact in December 2018. It is scheduled to be implemented from January 1, 2026 (new models) and January 1, 2030 (all models).
Outline of Environmental and Safety Regulation for Motorcycles
1. Emissions
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
India
India published BS VI regulation (Euro 5 level exhaust emission regulation), which became effective from April 2020. OBD II is introduced in two stages, Stage
II-A
and
II-B.
Stage
II-A
became effective from April 2023 and Stage
II-B
will become effective from April 2025.
China
China is considering the introduction of Euro 5 level emission regulation.
Other Asian Countries
Thailand published the 7th phase (Euro 4) level emission regulation to be implemented from March 2020.
Indonesia, Vietnam and the Philippines are implementing emission regulations based on European regulations (Euro 3). In addition, consideration of the introduction of Euro 4 has started.
Brazil
Brazil published a new emission regulation called PROMOT 5 (Euro 5 level exhaust emission regulation), which applies to new motorcycles from January 2023 and will apply to all motorcycles registered from January 2025. The OBD stage 2 requirement will apply to new models of motorcycles from January 2025 and will apply to all motorcycles registered from January 2027.
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
India has issued a final regulation called Battery Waste Management Rules on August 22, 2022. This final regulation requires the achievement of certain recovery targets for waste batteries and sets targets for value of use of recycled materials in new batteries.
Vietnam
Vietnam implemented motorcycle recycling laws on January 1, 2018.
3. Safety
Europe
In January 2019, the EU Commission issued a regulation complementing Union type-approval legislation with regard to Brexit.
India
In India, the Auto Headlight On (AHO) function, which automatically turns on the head lamps when the engine is running, shall be installed on all two-wheelers
manufactured on and after April 1, 2017. New vehicle models certified on and after April 1, 2018, all vehicles manufactured on and after April 1, 2019 shall be equipped with an advanced brake system. For advanced brake system, two-wheeled
vehicles with engine capacity of not more than 125cc, continuous rated or net power not more than 11kW and power/weight ratio not more than 0.1 kW/kg shall be equipped with ABS or CBS. All other categories of two-wheeled
vehicles shall be equipped with ABS. Furthermore, the Automotive Industry Standard Committee (AISC) published AIS 146, 147 and 148. These are the standards for stand, external projection and footrest strength. These standards became closer to those required by the European regulations.
The Ministry of Road Transport and Highways, Government of India, has promulgated technical requirements for batteries that include India’s own requirements called
AIS-156
(Amd3). The standard was enforced in two phases, item by item, with Phase 1 coming into effect on December 1, 2022, and Phase 2 on March 31, 2023.
China
China introduced a requirement for an advanced brake system, which shall be installed on new vehicle models manufactured on and after July 1, 2019, and also on all motorcycles manufactured on and after July 1, 2020. Motorcycles with engine capacity of more than 150cc and not exceeding 250cc shall be equipped with ABS or CBS. Motorcycles with engine capacity of more than 250cc shall be equipped with ABS.

Electric motorcycle safety regulations were introduced in January 2021.
Newly established GB standards (mandatory national standards) and GB/T standards (voluntary national standards) include:

+	Technical requirements related to cyber security.

+	Security requirements for automotive data collection.
Other Asian Countries
In Thailand, regulations for brakes (UN R78) came effective in January 2022 and regulations for the safety of electric motorcycles (UN R136) became effective in January 2023, while regulations for lighting installation (UN R53) will become effective in January 2024.
Indonesia and Vietnam have been introducing various regulations regarding lighting and braking based on UN Regulations. Recently, Indonesia is considering the introduction of various regulations based on UN regulations, including horns (UN R28), speedometers (UN R39), lighting installation (UN R53), and brake systems (UN R78).
The Philippines has begun considering additional regulations to include an AHO function that automatically turns on the headlamps when the engine is running (From June 2023).
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
In September 2022, CARB published a final regulation to accelerate the transition of equipment using small off-road
engines to
zero-emission
equipment, requiring most small
off-road
engines sold in California on or after January 1, 2024 to be zero emissions. In accordance with this, the evaporative (EVAP) emission standard value has also been changed.

In April 2023, the U.S. Consumer Product Safety Commission (CPSC) initiated a rule-making process to establish safety standards regulations, including CO emissions (g/h) limits for portable generators.
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
In December 2022, the European Commission published an amendment to Delegated Reg. Monitoring
Non-Road
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
Thailand
In February 2022, the Ministry of Industry of Thailand issued standards for the environmental performance of small air-cooled
gasoline engines as a general standard.
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

India
India has issued a final regulation called Battery Waste Management Rules on August 22, 2022. This final regulation requires the achievement of certain recovery targets for waste batteries and sets targets for value of use of recycled materials in new batteries.
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
In April 2023, the MLIT expanded the certified output of shipbuilding businesses to 92 kW based on the provisions of the Ship Safety Act.
The United States
In November 2016, the CPSC promulgated a notice of proposed rule-making in the Federal Register, which proposes to restrict the carbon monoxide emission from portable generator rated 19kW and below. This regulation was proposed to address the carbon monoxide poisoning injuries occurring from portable generators.
In April 2018, an American National Standard Institute (ANSI) Standard for portable generators were amended.
In January 2023, the Portable Generator Manufacturers’ Association (PGMA), a trade association that seeks to develop and influence safety and performance standards for the industry, announced that it is in the process of revising PGMA G300-2018 in order to change the standard value of the CO shut-off
system, expand the scope of application and other matters.
Europe
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
In 2020, discussions to revise the Low Voltage Directive, Battery Directive and Recreational Craft Directive have been initiated.
In January 2022, the European Commission issued a regulation on cybersecurity to supplement the Radio Equipment Directive.

China
In 2019, a recommended standard for lawn mower safety requirements was issued by the State Administration for Market Regulation (SAMR).
The publication of a new “Safety technical specification for agricultural machinery”, which specifies safety requirements for agricultural machinery in general, is under consideration.
Preparing for the Future
Please note that the forward-looking statements contained herein are judgments made by Honda as of the date of submission of this Annual Report (June 23, 2023) and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”
Management Policies and Strategies
Honda has two fundamental beliefs: “Respect for the Individual” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in Honda by respecting individual differences and trusting each other as equal partners. “The Three Joys” is based on “Respect for the Individual”, and is the philosophy of creating joy with everyone involved in Honda’s activities, with the joy of our customers as the driving force.
Based on these fundamental beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its mission statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction”.
To remain “a company society wants to exist”, Honda is undertaking corporate activities to “serve people worldwide with the ‘joy of expanding their life’s potential’”, as stated in its 2030 Vision. As the world’s largest power unit manufacturer with annual sales of approximately 30 million units, Honda has been fully focusing on the environment and safety, and for the creation of new value, making company-wide efforts to expand its combined solutions business while taking on challenges in new areas. We will also strengthen our business structure further to generate the investment resources needed for the transformation of our business portfolio.

Management Challenges
The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Daily living environment and customs have changed dramatically due to the impact of
COVID-19,
while global fragmentation has accelerated and geopolitical risks have also become apparent. Furthermore, Honda needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues. Working to improve the quality of the value we provide is essential to achieve future growth.
In the Automobile business, Honda has entered a transformation period that occurs only once in a century through technological innovations in connectivity, automation, shared & services and electrification. Even automobiles are required to offer integrated services and new, customized experiences in addition to their universal value, namely, the freedom of mobility with a sense of security. With increasingly tighter environmental regulations being adopted across the world, an expansion of the EV (electric vehicle) business in the automobile industry is expected to intensify competition for resources. Under such an uncertain environment, we will take more concerted efforts to strengthen our business structure in order to steadily promote electrification and initiatives for safety.
With more stringent environmental regulations being enforced across the world, some emerging countries have followed the move in developed countries and announced their respective governmental targets of electrification, and accordingly, the Motorcycle business is beginning to show signs of change. Facing such changes in the business environment and regional characteristics, Honda needs to take a multifaceted and multidimensional approach aiming to achieve carbon neutrality in the area of motorcycles. In addition, for safety,

Honda will increase the application of safety technologies to motorcycles themselves, while at the same time connecting more motorcycles to social infrastructure and further reinforcing our activities to spread safe riding practices.
The Power products and other businesses need to evolve work equipment to become safer and more user-friendly due to a decline in the working population and an increase in older workers. As an effort to simultaneously evolve equipment and advance sensor and AI technologies, Honda will gather the know-how
of experts and skilled workers, aggregate the collected
know-how
into data and improve the quality of work. Additionally, Honda will look into a variety of possible approaches for decarbonization while considering what is best for customers, going beyond merely replacing engines with batteries for electrification.
Challenges to be Addressed Preferentially
Considering the business environment, Honda will work on the following issues to provide value unique to Honda with a view to contributing to the solving of various social issues including climate change, while continuing to achieve sustainable growth.
For additional information on our research and development activities to achieve these goals, please see Item 5.C “Research and Development”.
“Initiatives for Value Creation”
1. Zero impact on the global environment
Honda will strive for zero impact on the global environment of not only its products but the entire product life cycle, including its corporate activities, by 2050. Honda will focus on the three-pillars of “carbon neutrality”, “clean energy” and “resource circulation” (Triple Action to ZERO).
Carbon neutrality
In order to realize a carbon-free society, the Automobile business aims to increase the ratio of electric vehicles (EVs) and fuel cell vehicles (FCVs) in overall unit sales in developed countries combined to be 40% by 2030, 80% by 2035 and then 100% globally by 2040.
Tailoring product lineup to market changes and stable procurement of the amount of batteries are important issues to realize the carbon-free society.
During the stage of increasing the use of EVs, from the present to the second half of the 2020s, Honda will release products matched to the respective characteristics of major markets such as North America, China and Japan.

Region	EVs to be released
North America
Plan to introduce two models jointly developed with General Motors Company (GM) in 2024
(Honda brand:
Prologue
, and Acura brand:
ZDX
)
Plan to launch a
mid-
to
large-size
EV based on Honda’s proprietary EV platform in 2025

China	Plan to introduce ten new EV models by 2027
Japan	Plan to introduce a commercial-use mini-EV model based on N-VAN in early 2024 Plan to launch an EV model based on N-ONE in 2025, and two small-size EV models in 2026

From the second half of the 2020s onward, when EVs are expected to enter a stage of more widespread popularity, we will evolve our strategy from introducing the “best EVs matched to each region” to releasing the “best EVs from a global perspective”. By 2030, Honda is planning to launch a full lineup from commercial-use
mini-EVs
to flagship-class models, and achieve annual production volume of more than 2 million units.
Honda aims to secure a stable procurement volume of liquid
lithium-ion
batteries by strengthening external partnerships from now to the second half of 2020s.

Region	Procurement policy
North America	Procure Ultium batteries from GM Procure batteries from a joint venture company for EV battery production with LG Energy Solution Ltd.
China	Further strengthen collaboration with Contemporary Amperex Technology Co., Ltd. (CATL)
Japan	Procure batteries for mini-EVs from Envision AESC Japan Ltd.
In the late 2020s, Honda will take on the challenge of independently developing next-generation battery technology in line with the EV expansion phase. In the cooperative relationship with GS Yuasa International Ltd., as the next stage of our ten years collaboration on the hybrid batteries, we will start development of high-capacity, high-output lithium-ion
batteries for EVs. Honda is promoting the joint development of semi-solid-state batteries through our investment in SES AI Corporation, and also proceeding with research toward proprietary development of solid-state batteries, build a demonstration line in 2024 and further accelerate its efforts.
In addition to these procurement and development areas, Honda works to create a new value chain, including securing resources and resource circulation, from a long-term perspective. Honda has partnerships with HANWA Co., Ltd. and POSCO Holdings Inc. in securing critical minerals, and Ascend Elements Inc. and Cirba Solutions in terms of recycling.
In battery-related areas, Honda forms strategic partnerships in each area, seeking to “build a strong value chain with Honda as its hub,” and build a sustainable business foundation and strengthen our competitiveness by achieving co-existence
and
co-prosperity
with each partner.
To achieve carbon neutrality by 2050, the Motorcycle business has defined phased targets for the ratio of electrified products in global unit sales and will seek to accelerate initiatives accordingly. Specifically, Honda aims for unit sales of 1 million electrified products by 2026 and 3.5 million by 2030, which accounts for 15% of all unit sales. Ultimately, we will strive to make 100% of our products carbon free during the 2040s through the advancement of internal combustion engines (ICEs) and electrification.
Emerging countries constitute the primary market for motorcycles and have the complex mix of social needs of each country and region, such as energy supply and demand, employment and convenience of life. As such, it is an issue to strike a fine balance between the convenience of motorcycles and carbon neutrality. In addition to the development of electrified vehicles, Honda will take a multifaceted and multidimensional approach toward carbon neutrality, such as applying technology for significantly improving the fuel efficiency of ICE vehicles.
For electric vehicles, Honda will develop electric products by category according to the characteristics of each market.

Product	Initiatives
Commuter EVs	Two personal-use smart EVs adopting connectivity and battery-as-a-service (BaaS) technologies scheduled to become commercially available in Asia, Europe and Japan between 2024 and 2025
Commuter EMs / EBs *
Plan to release more compact, reasonably priced electrified vehicles in China, Asia, Europe and Japan, which will be adapted to the respective market characteristics and respond to the need to use such motorcycles more affordably
A total of five EM/EB models to be released by 2024

FUN EVs	Develop a platform for large FUN EV models Plan to release three models in Japan, the United States and Europe between 2024 and 2025

*	EM: Electric Moped with a maximum speed ranging from 25 km/h to 50 km/h
EB: Electric Bicycle with a maximum speed of 25 km/h or slower
Excluding battery-assisted bicycles
Honda plans to introduce a total of more than ten new commuter and FUN electric vehicles by 2025.
For ICE vehicles, Honda has been developing technologies to improve the fuel efficiency of the engine on a standalone basis, including technologies to improve thermal efficiency and reduce friction, as well as technologies to achieve even higher fuel efficiency for the entire vehicle. Furthermore, taking into consideration the local characteristics of each region, Honda will work to develop a technology to use carbon-neutral fuels, which are gasoline mixed with ethanol and other substances.
In the Power products business, Honda aims to establish a presence by launching electric products targeting developed countries. Honda promotes the electrification of assembled products, such as engine-powered lawnmowers with a strong presence and offers strengths equivalent to those of engine-powered products. To corporate customers in the construction industry, who account for a large share of our engine sales, we will sell electrified power units and provide support for mounting the unit in machinery. By doing so, we will assist small construction machinery manufacturers in electrifying their products. As for the promotion of electrified products, we will go a step beyond conventional sales and after-sales services and seek to contribute to the business operation of corporate customers by promoting an improvement in their operational efficiency and helping them to reduce required investment.
For more details, please see “Concepts and Approaches to Sustainability”.
2. Zero traffic collision fatalities
Honda will strive for zero traffic collision fatalities involving Honda motorcycles and automobiles globally by 2050. In achieving this goal, Honda has also set a milestone of reducing global traffic collision fatalities involving Honda motorcycles and automobiles by half globally by 2030 compared to calendar year 2020.

To achieve zero traffic collision fatalities, Honda considers traffic safety education activities, developing required infrastructure and engaging the local government to be a challenge, in addition to implementing future safety technologies and strengthening development.
We will lead the way in realizing an accident-free society in terms of both hardware and software by promoting the
Honda SENSING 360
, omni-directional safety and driver-assistance system, and by engaging in activities to provide safety education opportunities for all people.
For more details, please refer to “Concepts and Approaches to Sustainability”.
3. Creating new value
Providing combined solutions
Honda aims to offer greater value not only with each of its products, but also by linking various products to realize connectivity beyond product domains. For that purpose, Honda considers it an issue to establish technologies and a framework to regard electrified and other products as “user terminals” and seek to connect energy and information stored in each product with the users and society.
Honda will work on the establishment of a cross-domain connected platform and creating value. In the areas of electrification technologies, including batteries, as well as software and connectivity technologies, we aim to accelerate development in the future and will make efforts to enhance our development capabilities, which will include strengthening recruitment from outside Honda.

Expanding into new areas
Honda R&D Co., Ltd., Honda’s research and development subsidiary, is making progress with research on technologies in the skies, the ocean, outer space, and the area of robotics to expand mobility into the 3rd and 4th dimensions, in addition to its advanced technologies aimed at realizing a zero environmental impact society and a collision-free society. We are tackling three specific research themes: eVTOL, Avatar Robot, and taking on a challenge in the space domain. Utilizing our group’s core technologies, such as combustion, electrification, control, and robotics technology, we will take on the challenge of realizing the joy of expanding the possibilities of people’s lives in new areas.
4. Financial strategy
Honda accelerates transformation of our business portfolio through appropriate resource allocation to achieve enhanced corporate value.
Honda views the following three themes as issues to realize what we endeavor to do: strengthening business structure, resource investments to accelerate new value creation, and higher capital efficiency.
Strengthening business structure
To realize the transformation of its business portfolio, Honda as a whole has worked as one team to strengthen our business structure.
The Automobile business has adopted the
Honda Architecture
, which is designed to integrate platform layouts and share parts, endeavored to optimize our production capacity, and reduced the total number of variations for our global models. The Motorcycle business strives to standardize specifications and parts beyond categories, displacements and motorcycle classes. These efforts have led to a steady improvement in the earnings structure.
The future outlook in the business environment still remains uncertain, with the impact of
COVID-19
infections and escalation of geopolitical risks. Nonetheless, by further reinforcing the earnings structure built to date, we aim to achieve return on sales (ROS) (operating margin) of 7.0% or higher in FY2026.
Resource investments to accelerate new value creation
Honda plans to allocate roughly ¥8 trillion for research and development expenses over the next 10 years from the fiscal year ended March 31, 2022 as a resource investment for the transformation of its business portfolio. This mainly includes about ¥3.5 trillion in the area of electrification and software technologies and about ¥1 trillion for preparation for new growth. In the area of electrification and software technologies, we currently have a plan to invest about ¥1.5 trillion over the next decade from the fiscal year ended March 31, 2022 for the construction of dedicated EV plants, establishment of a battery production joint venture for stable procurement of the amount of batteries, and for other purposes. We expect that the total amount of resource investment in this area, combined with the research and development expenses, will amount to ¥5 trillion.
Higher capital efficiency
In order to ensure appropriate resource management to support the business portfolio transformation, we will utilize the return on invested capital (ROIC) figures to strengthen our management with a focus on capital cost. In each business, we will utilize optimum management indicators matching the corresponding business structure and work to continuously generate returns exceeding the capital cost. In our business domains other than financing, such as motorcycles, automobiles and power products, we will utilize ROIC to lead the generation of resources for the transformation from the viewpoint of financial management. We aim to maximize profit, which is the numerator of ROIC, while optimizing capital invested, which is its denominator, by thoroughly utilizing assets we own and carefully identifying necessary investments. Through these efforts, we aim to increase the capital efficiency and generate a maximum amount of resources to support our transformation.
In distributing profit, we regard returning profit to shareholders as one of the most important management tasks and will make related decisions from a long-term perspective, while taking into consideration internal reserves for future growth and consolidated business results. We will work to pay dividends stably and continuously at the consolidated dividend payout ratio of about 30% and buy back our own shares as appropriate with the goal of improving our capital efficiency and implementing a flexible capital policy.

Initiatives to Support Value Creation
1. Intellectual Capital
Honda aligns development efforts, businesses and activities concerning intellectual properties and standardization and makes strategic resource investments related to intellectual capital in the value creation story. In our intellectual capital utilization process, we invest intellectual capital based on our perception and analysis of the external environment and our own strategies and work to enhance our patent portfolio in new areas. Leveraging our present portfolio, we plan and execute various intellectual property strategies and aim to improve the quality of the value we provide and that of initiatives we undertake.
2. Initiatives Related to Quality
Honda aims for realizing products that offer a new level of outstanding quality.
The industry is heading toward an unprecedented turning point concerning response to the environment, safety and intelligence. Honda will accelerate powertrain electrification as well as the introduction of driver-assistance technologies for the realization of a collision-free mobile society. We are now working to create new value through open innovation. Moving ahead, Honda aims to reduce problems at all points of customer contact in step with an evolution in mobility and living. Through the pursuit of quality in each domain, we have been advancing our initiatives to realize a new level of outstanding quality.
3. Supply Chain Management
Honda will actively promote sustainable initiatives in cooperation with all its business partners around the world. By doing so, we are seeking to realize a supply chain where Honda co-exists
and
co-prospers
with local communities as “a company society wants to exist”. We have implemented initiatives with consideration for the environment, safety, human rights, compliance and social responsibility, among others, in partnership with our suppliers worldwide. Based on the Honda Philosophy, we engage in business that is fair and equitable with transparency. In addition, we have formulated the Environmental Purchasing Grand Design, which shows the steps toward our priority of attaining a low-carbon
society.
For more details, please refer to “Concepts and Approaches to Sustainability” and “Item 16G. Corporate Governance”.
Through these efforts throughout our corporate activities, Honda aims to become a company that shareholders, investors, customers, and society at large want to exist.
Concepts and Approaches to Sustainability
Please note that the forward-looking statements contained herein are judgments made by Honda as of the date of submission of this Annual Report (June 23, 2023) and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”
Governance and Risk management
1. Governance
Honda established the Corporate Integration Strategy Meeting with the aim of building consensus on the company-wide direction based on recognition of the environment both internally and externally, as well as important issues that Honda as a whole should tackle.
Policies and initiatives for sustainability issues are discussed and examined in the meeting. To promote and reinforce efforts in the environmental and safety-related domains, which represent the most important issue as a mobility company, we have established the World Environment and Safety Strategy Committee. Since strategies in the environmental domain also include Honda’s response to climate change, the CO
2
emissions reduction targets proposed by the Committee are examined and decided by the Board of Directors.
Taking into consideration the important issues examined at these committees, both of which are chaired by the Chief Executive Officer, we determine corporate strategies through the Executive Council and Board of Directors. We then break them down into policies and measures for business operations, functional Unit and subsidiaries for actual execution.

2. Risk management
Honda has established the Honda Global Risk Management Policy and has been conducting activities that will lead to sustainable growth and stable corporate management by actively controlling risks.

Under the supervision and monitoring of the Risk Management Officer elected by the Board of Directors, we categorize, manage and address risks defined as potentially inflicting significant damage or loss on Honda’s tangible and intangible assets, corporate activities and stakeholders of Honda and possibly affecting our corporate management. Each organization identifies and evaluates risks. Based on the results of its evaluation, the Operations Risk Management Officers identify priority risks for respective Operations.
Based on the recognition of risks within Honda and reflecting external risk trends, we also identify risks deemed particularly important for an entire corporate entity as company-wide priority risks and check and discuss our response status against them. Important matters related to risk management are discussed by the Risk Management Committee established within Honda, and details of their activities are reported to the Executive Council as appropriate. The risk items managed and monitored by the Committee also cover regulatory, natural disaster and other risks arising from climate change, and we are promoting more effective risk management activities while considering the characteristics of respective Operations. For risks related to environmental regulations, for example, we manage risks related to both existing and new regulations.
Strategies, Indicators and Targets
1. Strategy
To remain “a company society wants to exist”, Honda is undertaking corporate activities to “Serve people worldwide with the ‘joy of expanding their life’s potential’” as stated in its 2030 Vision. In addition to its existing business activities, the entire company is working to create new value.
In particular, as the world’s largest power unit manufacturer supplying 30 million products a year, we are thoroughly committed to the environment and safety.
(Environmental Strategy)
Triple Action to ZERO (Efforts to realize a circular economy society with zero environmental impact.)
Honda will strive for zero environmental impact of not only its products but the entire product life cycle, including its corporate activities, by 2050, focusing on the three-pillars of “carbon neutrality,” “clean energy” and “resource circulation” (Triple Action to ZERO). Through this initiative, Honda aims to curb the consumption of natural resources to the extent possible and realize a circular economy society having zero impact on the environment.
Carbon neutral (Net zero CO
2
emissions)
To address climate change issues, Honda will work toward contributing to larger societal goal of limiting the average global temperature rise to 1.5ºC above pre-industrial
levels by reducing carbon emissions from corporate activities and throughout the product life cycle. In order to do this, Honda will reduce total CO
2
emissions from corporate activities. Specific efforts including improving production efficiency, implementing energy-saving measures, shifting to low-carbon
energy and using renewable energy. In the area of products, Honda will seek to CO
2
emissions from product use by adopting electrification and other innovative environmental technologies, diversifying energy sources and conducting total energy management.
Clean energy (100% utilization of carbon-free energy)
To address energy issues, Honda will go a step beyond its conventional initiative of reducing energy risk and aim to use clean energy both in corporate activities and during product use. In utilizing renewable energy in corporate activities, we will prioritize methods that can directly contribute to the reduction of CO
2
emissions in local communities. Specifically, Honda focuses on installing new power generation facilities, first examining the installation within its premises and then gradually expanding the scope to outside the premises for greater use of the facilities.

Resource circulation (100% use of sustainable materials)
To address the effective utilization of resources, Honda will conduct research into the recycling of materials, including reuse and recycling of batteries. Going beyond its previous initiative aimed at reducing risks related to resources and waste disposal, Honda will take on an additional challenge of developing products that use sustainable materials having zero environmental impact.
(Safety Strategy)
For achieving zero traffic collision in developed countries
Honda plans to apply the
Honda SENSING 360
omni-directional safety and driver-assistance system and technologies for pedestrian protection, enhanced collision mitigation and advanced, automatic reporting system of collisions (including those involving pedestrians), which seek to fatal collision situations, to all automobile models to be released in developed countries by 2030.
For achieving zero traffic collision fatalities in emerging countries
In emerging countries, Honda plans to install safety technologies applicable to both motorcycles and automobiles in all models while simultaneously seeking to provide to all people opportunities to receive safe riding education. As for safety technologies for motorcycles, Honda will equip more models with its advanced braking system and headlights that provide better visibility to riders and make them more visible by other road users. Moreover, we installed
Honda SENSING
capable of detecting motorcycles to the
VEZEL
released in 2021 and will progressively expand its use in subsequent new models of automobile. This is one of the Safety for Everyone technologies that make the most effective use of Honda’s characteristics of manufacturing both motorcycles and automobiles.
For achieving zero traffic collision fatalities globally by 2050
Honda will strive to achieve “zero traffic collision fatalities involving Honda motorcycles and automobiles globally by 2050” by leveraging two technologies. One is the Intelligent Driver-Assistive Technology, which utilizes Honda’s original attention estimation model and, based on Honda research, is the world’s first
AI-based
technology to use the driver’s gaze features (eye movements) to analyze the causal relationship between the driver’s attention and driving risks, providing assistance that is suited to the ability and situation of each individual to reduce driving errors and risks, helping the driver achieve safe and sound driving. The other is the Safe and Sound Network Technology that connects road users, both people and mobility products, through telecommunications, making it possible to predict potential risks and help people avoid such risks before collisions actually occur.
2. Indicators and targets
(Environment)
Executing Triple Action to ZERO
To realize a circular economy society with zero environmental impact, Honda aims to achieve of not only its products but the entire product life cycle, including its corporate activities, by 2050. In order to make steady progress toward that goal, we have set a target of reducing total CO
2
emissions (Scopes 1 and 2) in our corporate activities by 46% by 2030 compared to the fiscal 2019 level. In the product area, we plan to accelerate our efforts by setting the sales ratio of electric products based on units sold as a benchmark, with the phased targets of 15% for motorcycles, 30% for automobiles, and 36% for power products by 2030. These ratios consist of the ratio of electric motorcycles and electric bicycles for motorcycles; the ratio of battery electric vehicles (BEVs) and fuel cell vehicles (FCVs) for automobiles; and the ratio of electrified products for power products.

(Safety)
Reducing Traffic Collision Fatalities by Half by 2030 and to Zero by 2050
Honda will strive for zero traffic collision fatalities involving Honda motorcycles and automobiles globally by 2050. Towards achieving this goal, Honda has also set a target of reducing global traffic collision fatalities involving Honda motorcycles and automobiles per 10,000 units by half globally by 2030 compared to calendar year 2020. This target is based on an estimate of all Honda motorcycles and automobiles in use during 2030 including not only new models to be sold by 2030 but also Honda motorcycles and automobiles already in use today.
Strategy, Indicators and Targets of Human Capital
1. Strategies
(Vision of Human Capital and Organizational Strategies)
To prevail through a major turning point that we believe would occur in the automobile industry once in a century, Honda regards the current business environment as its “second foundation phase” and has been working to transform itself into a company capable of achieving new growth and creating new value.
In our human capital and organizational strategies as well, we have formulated a vision to ensure the advancement of our people and corporate culture to accelerate the Company’s transformation. More specifically, we will seek to evolve into an even more innovative and attractive corporate culture that can embrace changes by making the most of the strong commitment, passion and challenging spirit of our employees, who are self-reliant individuals.

(Human Capital Management Linked to Business Strategies)
We seek to develop an optimum personnel strategy based on the portfolio of required personnel, while linking with our business strategies in our existing business domains of motorcycles, automobiles and power products and in new business domains that mainly involve electrification and the development of new value businesses. The aim is to maximize our company-wide, total workforce strength.
In particular, for securing human resources to be tasked with electrification and the development of new value businesses, we will proactively recruit executive-level human resources from outside in addition to nurturing and promoting human resources within Honda.

2. Indicators and Targets
(Initiatives to Realize the Vision of Human Capital and Organizational Strategies)
Toward achieving the vision of our human capital and organizational strategies, we are implementing initiatives to encourage and support the growth of motivated employees and further encourage them so they can thrive at Honda.
In each region, we use associate engagement as a management indicator. “Associate Engagement” is measured based on a survey of employee activeness in each region performed by a third-party research firm. In Japan, for the Company and its subsidiaries subject to labor contracts with our union (see Item 6. D. Employees), we aim to continuously achieve what we deem to be a “very good” engagement level (3.5 or higher average overall points on a five-point scale; 3.48 points in FY2022).

C. Organizational Structure
As of March 31, 2023, the Company had 69 Japanese subsidiaries and 244 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

D. Property, Plants and Equipment
The following table sets out information, as of March 31, 2023, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Yorii-machi, Osato-gun, Saitama, Japan	4,003	Automobiles
Hamamatsu, Shizuoka, Japan	1,834	Power products and transmissions
Suzuka, Mie, Japan	5,408	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,485	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A.	729	Aircraft
Burlington, North Carolina, U.S.A.	98	Aircraft engines
Marysville, Ohio, U.S.A.	6,161	Automobiles
Anna, Ohio, U.S.A.	2,618	Engines
East Liberty, Ohio, U.S.A.	2,891	Automobiles
Lincoln, Alabama, U.S.A.	4,830	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,438	Automobiles
Alliston, Canada	5,535	Automobiles and engines
El Salto, Mexico	457	Motorcycles
Celaya, Mexico	4,550	Automobiles
Gurugram, India	1,942	Motorcycles
Alwar, India	2,593	Motorcycles and automobiles
Narasapura, India	1,927	Motorcycles
Ahemdabad, India	890	Motorcycles
Karawang, Indonesia	2,738	Automobiles and engines
Melaka, Malaysia	1,998	Automobiles
Batangas, Philippines	1,286	Motorcycles
Ayutthaya, Thailand	2,447	Automobiles
Prachinburi, Thailand	1,220	Automobiles
Bangkok, Thailand	3,756	Motorcycles and power products
Phuc Yen, Vietnam	4,742	Motorcycles and automobiles
Duy Tien, Vietnam	728	Motorcycles
Buenos Aires, Argentina	627	Motorcycles
Itirapina, Brazil	1,015	Automobiles
Manaus, Brazil	6,804	Motorcycles and power products
In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.
As of March 31, 2023, the Company’s property, with a net book value of approximately ¥2.2 billion, was subject to specific mortgages securing indebtedness.
Capital Expenditures
Capital expenditures in the fiscal year ended March 31, 2023 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,037.3 billion, decreased by ¥267.1 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥493.9 billion, increased by ¥215.5 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2022	2023	Increase (Decrease)

	Yen (millions)
Motorcycle Business	¥36,754	¥44,818	¥8,064
Automobile Business	230,476	438,469	207,993
Financial Services Business	2,026,438	1,543,664	(482,774)
Financial Services Business (Excluding Equipment on Operating Leases)	340	216	(124)
Power Products and Other Businesses	10,835	10,405	(430)
Total	¥2,304,503	¥2,037,356	¥(267,147)
Total (Excluding Equipment on Operating Leases)	¥278,405	¥493,908	¥215,503
Intangible assets are not included in the table above.
In Motorcycle business, we made capital expenditures of ¥44,818 million in the fiscal year ended March 31, 2023. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
In Automobile business, we made capital expenditures of ¥438,469 million in the fiscal year ended March 31, 2023. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥216 million in the fiscal year ended March 31, 2023, while capital expenditures for equipment on operating leases were ¥ 1,543,448 million.
In Power products business, capital expenditures of ¥10,405 million in the fiscal year ended March 31, 2023, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.
Plans after fiscal year 2023
Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.
The estimated amounts of capital expenditures for the fiscal year ending March 31, 2024 are shown below.

Fiscal year ending March 31, 2024
Yen (millions)
Motorcycle Business	¥51,000
Automobile Business	338,000
Financial Services Business	200
Power Products and Other Businesses	10,800

Total	¥400,000

The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.
Intangible assets are not included in the table above.

Honda Development and Manufacturing of America LLC, which is one of the Company’s consolidated subsidiaries, plans to invest US$700 million to re-tool
three existing plants in Ohio, the United States, which are the Marysville Auto Plant and East Liberty Auto Plant for automobile production, and Anna Engine Plant for automobile powertrain production, to prepare for full-scaled production of EVs in the future. The production equipment in these plants is planned to start operation in 2026. Honda will evolve these plants as its EV Hub in the coming years.
Furthermore, in order to secure stable battery procurement in North America, the Company established an unconsolidated joint venture to manufacture lithium-ion
batteries for electric vehicles in the United States during the fiscal year ended March 31, 2023. The joint venture began construction of a new battery plant early in 2023 with the goal of completion by the end of 2024 and starting mass production by the end of 2025. The plant aims to have an annual production capacity of approximately 40GWh. All batteries produced by the new joint venture will be supplied exclusively to Honda plants in North America for battery electric vehicles sold in North America. For details, see “Unrecognized commitment” of note “(30) Related Parties” to the accompanying consolidated financial statements.
For information on Honda’s funding policies, see Item 5.B “Liquidity and Capital Resources—Overview of Capital Requirements, Sources and Uses”.
Item 4A. Unresolved Staff Comments
We do not have any unresolved written comments provided by the staff of the SEC regarding our periodic reports under the Securities Exchange Act of 1934.
Item 5. Operating and Financial Review and Prospects
You should read the following discussion of our financial positions and operating results together with our consolidated financial statements included in this Annual Report.
A. Operating Results
Overview
Honda aims to achieve zero impact on the global environment of not only its products but also the entire product life cycle, including its corporate activities, and zero traffic collision fatalities involving our motorcycles and automobiles globally by 2050. For more details, please see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Management Policies and Strategies.” Although investments in new equipment and facilities for electrification and capitalized R&D expenditures related to the achievement of these goals are not currently a material portion of our overall capital expenditures, we plan to further shift resources to electrification and software in the future, leading the proportion of related expenditures to increase significantly within an appropriate range of overall expenditures.
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

Business Environment
Despite showing signs of moderate recovery, the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2023, continued to be difficult due to the resurgence of
COVID-19,
the impact of semiconductor supply shortages, and the impact of inflation, among other factors. In the United States, the economy remained firm due to the factors such as underpinning of consumer spending despite rapid monetary tightening for price stability. In Europe, although there were signs of moderate recovery, the economy remained stagnant due to the impact of inflation caused by the worsening situation in Ukraine. In Asia, the economy moderately picked up, while weakness was seen in some parts of the region including China. In Japan, the economy showed a gradual recovery, although there were signs of weakness in some areas.
The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.
Overview of Fiscal Year 2023 Operating Performance
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2023, increased from the fiscal year ended March 31, 2022, due mainly to increased sales revenue in Motorcycle business operations as well as positive foreign currency translation effects. Operating profit decreased from the previous fiscal year, due mainly to decreased profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects.
Motorcycle Business
Honda’s consolidated unit sales of motorcycles,
all-terrain
vehicles (ATVs), and
side-by-sides
(SxS) in fiscal year 2023 totaled 12,161 thousand units, increased by 13.4% from the previous fiscal year, mainly due to the increases in consolidated unit sales primarily in India, Vietnam, and Thailand.
Automobile Business
Honda’s consolidated unit sales of automobiles in fiscal year 2023 totaled 2,382 thousand units, decreased by 1.7% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in the United States.
Power Products and Other Businesses
Honda’s consolidated unit sales of power products in fiscal year 2023 totaled 5,645 thousand units, decreased by 9.0% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in the United States.
Fiscal Year 2023 Compared with Fiscal Year 2022
Sales Revenue
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2023, increased by ¥2,355.0 billion, or 16.2%, to ¥16,907.7 billion from the fiscal year ended March 31, 2022, due mainly to increased sales revenue in Motorcycle business operations as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥253.2 billion, or 1.7%, compared to the increase as reported of ¥2,355.0 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses
Operating costs and expenses increased by ¥2,445.4 billion, or 17.9%, to ¥16,126.9 billion from the previous fiscal year. Cost of sales increased by ¥2,008.2 billion, or 17.4%, to ¥13,576.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated sales revenue in Motorcycle business operations as well as foreign currency effects. Selling, general and administrative expenses increased by ¥343.4 billion, or 25.9%, to ¥1,669.9 billion from the previous fiscal year, due mainly to an increase in expenses including product warranty expenses as well as foreign currency effects. Research and development expenses increased by ¥93.8 billion, or 11.9%, to ¥880.9 billion from the previous fiscal year.
Operating Profit
Operating profit decreased by ¥90.4 billion, or 10.4%, to ¥780.7 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects. Honda estimates that by excluding positive foreign currency effects of approximately ¥295.9 billion, operating profit would have decreased by approximately ¥386.3 billion.
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
(2) With respect to “price and cost impacts”, management analyzed effects of changes in sales price, cost reductions, effects of raw material cost fluctuations and others, excluding foreign currency effects.
(3) With respect to “sales impacts”, management analyzed changes in sales volume and mix of product models sold that resulted in increases/decreases in profit, changes in sales revenue of Financial services business that resulted in increases/decreases in profit as well as certain other reasons for increases/decreases in sales revenue and cost of sales, excluding foreign currency effects.
(4) With respect to “expenses”, management analyzed reasons for an increase/decrease in selling, general and administrative expenses from the previous fiscal year excluding foreign currency translation effects.
(5) With respect to “Research and Development expenses”, management analyzed reasons for an increase/decrease in research and development expenses from the previous fiscal year excluding foreign currency translation effects.
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

Profit before Income Taxes
Profit before income taxes decreased by ¥190.6 billion, or 17.8%, to ¥879.5 billion from the previous fiscal year. The main factors behind this decrease, except factors relating to operating profit, are as follows:
Share of profit of investments accounted for using the equity method had a negative impact of ¥85.0 billion, due mainly to recognition of impairment losses on certain investments accounted for using the equity method.
Finance income and finance costs had a negative impact of ¥15.0 billion, due mainly to effect from gains or losses on derivatives as well as effect from gains or losses on foreign exchange, which was partially offset by increased interest income. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.
Income Tax Expense
Income tax expense decreased by ¥147.2 billion, or 47.6%, to ¥162.2 billion from the previous fiscal year. The average effective tax rate decreased by 10.5 percentage points to 18.4% from the previous fiscal year. The benefits of deferred taxes in Japan for the fiscal year ended March 31, 2023, include tax benefits of ¥96.1 billion resulting from the recognition of deferred tax assets previously unrecognized on tax losses, tax credits and deductible temporary differences in the consolidated group under the Japanese Group Relief System, which consists of the Company and its certain consolidated subsidiaries in Japan. We consider it probable that future taxable profit in the consolidated group would be available considering its taxable profits for the past two consecutive years and the expected increase of the Company’s profits in response to the increase in Honda’s consolidated unit sales of automobiles in Japan and foreign countries for the future years. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.
Profit for the Year
Profit for the year decreased by ¥43.3 billion, or 5.7%, to ¥717.3 billion from the previous fiscal year.
Profit for the Year Attributable to Owners of the Parent
Profit for the year attributable to owners of the parent decreased by ¥55.6 billion, or 7.9%, to ¥651.4 billion from the previous fiscal year.
Profit for the Year Attributable to
Non-controlling
Interests
Profit for the year attributable to
non-controlling
interests increased by ¥12.2 billion, or 22.9%, to ¥65.8 billion from the previous fiscal year.
Business Segments
Motorcycle Business
Honda’s consolidated unit sales of motorcycles,
all-terrain
vehicles (ATVs) and
side-by-sides
(SxS) totaled 12,161 thousand units, increased by 13.4% from the previous fiscal year, due mainly to an increase in consolidated unit sales in all regions.
Sales revenue from external customers increased by ¥723.7 billion, or 33.1%, to ¥2,908.9 billion from the previous fiscal year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥393.2 billion, or 18.0%, compared to the increase as reported of ¥723.7 billion, which includes positive foreign currency translation effects.

Operating costs and expenses increased by ¥546.5 billion, or 29.2%, to ¥2,420.2 billion from the previous fiscal year. Cost of sales increased by ¥489.8 billion, or 30.4%, to ¥2,099.9 billion, due mainly to an increase in costs attributable to increased consolidated unit sales as well as foreign currency effects. Selling, general and administrative expenses increased by ¥53.9 billion, or 27.7%, to ¥248.4 billion, due mainly to an increase in expenses. Research and development expenses increased by ¥2.7 billion, or 4.0%, to ¥71.8 billion.
Operating profit increased by ¥177.2 billion, or 56.9%, to ¥488.7 billion from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts, and sales impacts as well as positive foreign currency effects.
Japan
Total demand for motorcycles in Japan* was approximately 400 thousand units in fiscal year 2023, a decrease of approximately 4% from the previous fiscal year.
Honda’s consolidated unit sales in Japan increased by 0.8% from the previous fiscal year to 246 thousand units in fiscal year 2023, mainly due to the effects of launching the new
Dax 125
model and an increase in sales units of the
Super Cub 110
model.

*	Source: JAMA (Japan Automobile Manufacturers Association)
North America
Total demand for motorcycles and
all-terrain
vehicles (ATVs) in the United States*, the principal market within North America, decreased by around 6% from the previous year to approximately 730 thousand units in calendar year 2022.
Honda’s consolidated unit sales in North America increased by 5.0% from the previous fiscal year to 459 thousand units in fiscal year 2023, mainly due to the increases in sales units of the
Navi
and
Dio
models primarily in Mexico.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-sides
(SxS).
Europe
Total demand for motorcycles in Europe* remained basically unchanged from the previous year at approximately 1,080 thousand units in calendar year 2022.
Honda’s consolidated unit sales in Europe increased by 9.5% from the previous fiscal year to 347 thousand units in fiscal year 2023, mainly due to an increase in sales units of the
PCX
model.

*	Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria.
Asia
Total demand for motorcycles in India
*1
, the largest market within Asia, increased by around 6% from the previous year to approximately 15,360 thousand units in calendar year 2022. Total demand for motorcycles in other countries in Asia
*2
remained basically unchanged from the previous year at approximately 19,890 thousand units in calendar year 2022, mainly due to an increase in sales units in Vietnam, which offset a decrease in sales units in China.

Honda’s consolidated unit sales in Asia were 9,512 thousand units in fiscal year 2023, an increase by 14.8% from the previous fiscal year, mainly due to the increases in sales units of the
Activa
model series in India and the
Wave
model series in Vietnam.
Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. P.T. Astra Honda Motor’s unit sales increased by around 15% from the previous fiscal year to approximately 4,480 thousand units in fiscal year 2023, mainly due to the increases in sales units of the
BeAT
and
Vario
model series.

*1	Based on Honda research.
*2	Based on Honda research. Only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China.
Other Regions
Total demand for motorcycles in Brazil*, the principal market within Other Regions, increased by around 19% from the previous year to approximately 1,350 thousand units in calendar year 2022.
Honda’s consolidated unit sales increased by 10.9% from the previous fiscal year to 1,597 thousand units in fiscal year 2023, mainly due to the increases in sales units of the
CG160
and
Biz
model series in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)
Automobile Business
Honda’s consolidated unit sales of automobiles totaled 2,382 thousand units, decreased by 1.7% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in North America.
Sales revenue from external customers increased by ¥1,446.0 billion, or 15.8%, to ¥10,593.5 billion from the previous fiscal year, due mainly to positive foreign currency translation effects. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥141.4 billion, or 1.5%, compared to the increase as reported of ¥1,446.0 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥1,421.1 billion, or 15.2%, to ¥10,781.7 billion from the previous fiscal year.
Operating costs and expenses increased by ¥1,673.9 billion, or 18.3%, to ¥10,798.3 billion from the previous fiscal year. Cost of sales increased by ¥1,330.7 billion, or 17.9%, to ¥8,778.2 billion, due mainly to foreign currency effects. Selling, general and administrative expenses increased by ¥251.5 billion, or 25.5%, to ¥1,238.2 billion, due mainly to an increase in expenses including product warranty expenses as well as foreign currency effects. Research and development expenses increased by ¥91.6 billion, or 13.3%, to ¥781.8 billion.
Operating loss was ¥16.6 billion, a decrease of ¥252.8 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2022	2023
Passenger cars:	42%	42%
ACCORD, BRIO, CITY, CIVIC, FIT, INTEGRA, JAZZ

Light trucks:	52%	50%
BREEZE, CR-V, FREED, HR-V, ODYSSEY, PILOT, VEZEL, XR-V, ZR-V

Mini vehicles:	6%	8%
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
In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 25% higher, our passenger cars category was approximately 5% lower and our mini vehicles category was approximately 65% lower than total weighted average contribution margin for the fiscal year ended March 31, 2023. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.
Japan
Total demand for automobiles in Japan
*1
increased by around 4% from the previous fiscal year to approximately 4,380 thousand units in fiscal year 2023.
Honda’s consolidated unit sales in Japan
*2
increased by 1.7% from the previous fiscal year to 484 thousand units in fiscal year 2023, mainly due to an increase in sales units of the
N-BOX
model, despite the impacts of the semiconductor supply shortage.
Honda’s unit production of automobiles in Japan increased by 1.4% from the previous fiscal year to 643 thousand units in fiscal year 2023.

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

North America
Total demand for automobiles in the United States*, the principal market within North America, decreased by around 8% from the previous year to approximately 13,890 thousand units in calendar year 2022.

Honda’s consolidated unit sales in North America decreased by 6.9% from the previous fiscal year to 1,195 thousand units in fiscal year 2023, mainly due to the decreases in sales units of the
HR-V
and
CIVIC
models, attributable to the impacts of the semiconductor supply shortage.
Honda’s unit production of automobiles in North America decreased by 1.7% from the previous fiscal year to 1,249 thousand units in fiscal year 2023.

*	Source: Autodata
Europe
Total demand for automobiles in Europe* decreased by around 4% from the previous year to approximately 11,280 thousand units in calendar year 2022.
Honda’s consolidated unit sales in Europe decreased by 16.0% from the previous fiscal year to 84 thousand units in fiscal year 2023, mainly due to a decrease in sales units of the
CIVIC
model.

*
Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries, and the U.K.

Asia
Total demand for automobiles in Asia
*1
increased by around 18% from the previous year to approximately 8,340 thousand units in calendar year 2022. This was mainly due to the increases in demand in India and Malaysia. Total demand for automobiles in China
*2
increased by around 2% from the previous year to approximately 26,860 thousand units in calendar year 2022.
Honda’s consolidated unit sales in Asia increased by 14.0% from the previous fiscal year to 505 thousand units in fiscal year 2023, mainly due to the increases in sales units of the
BR-V
and
BRIO
models in Indonesia.
Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales in China substantially decreased by 21.5% from the previous fiscal year to 1,240 thousand units in fiscal year 2023, mainly due to the decreases in sales units of the
XR-V
and
VEZEL
models, attributable to the impacts of the semiconductor supply shortage.
Honda’s unit production by consolidated subsidiaries in Asia
*3
increased by 14.1% from the previous fiscal year to 556 thousand units in fiscal year 2023.
Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. decreased by 19.4% from the previous fiscal year to 1,306 thousand units in fiscal year 2023.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India, and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following seven countries: Thailand, Indonesia, Malaysia, Vietnam, Taiwan, India, and Pakistan.

Other Regions
Total demand for automobiles in Brazil*, the principal market within Other Regions, decreased by around 1% from the previous year to approximately 1,960 thousand units in calendar year 2022.
Honda’s consolidated unit sales decreased by 6.6% from the previous fiscal year to 114 thousand units in fiscal year 2023, mainly due to a decrease in sales units of the
CIVIC
model, which offset an increase in sales units of the
CITY
model in Brazil.
Unit production at Honda’s plant in Brazil substantially decreased by 21.4% from the previous fiscal year to 66 thousand units in fiscal year 2023.

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
Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2023, increased by ¥27.4 billion, or 0.3%, to ¥10,621.0 billion from March 31, 2022. Honda estimates that by applying Japanese yen exchange rates as of March 31, 2022, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2023 would have decreased by approximately ¥650.4 billion, or 6.1%, from March 31, 2022.
Sales revenue from external customers increased by ¥133.4 billion, or 4.7%, to ¥2,954.0 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by decreased operating lease income. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥289.0 billion, or 10.2%, compared to the increase as reported of ¥133.4 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥132.8 billion, or 4.7%, to ¥2,956.1 billion from the previous fiscal year.
Operating costs and expenses increased by ¥179.9 billion, or 7.2%, to ¥2,670.2 billion from the previous fiscal year. Cost of sales increased by ¥145.0 billion, or 6.0%, to ¥2,544.2 billion from the previous fiscal year, due mainly to foreign currency effects, which was partially offset by a decrease in costs attributable to decreased operating lease income. Selling, general and administrative expenses increased by ¥34.9 billion, or 38.3%, to ¥126.0 billion from the previous fiscal year, due mainly to foreign currency effects.
Operating profit decreased by ¥47.1 billion, or 14.2%, to ¥285.8 billion from the previous fiscal year, due mainly to a decrease in profit attributable to decreased sales revenue, which was partially offset by positive foreign currency effects.
Power Products and Other Businesses
Honda’s consolidated unit sales of power products totaled 5,645 thousand units, decreased by 9.0% from the previous fiscal year, due mainly to a decrease in consolidated unit sales in North America.
Sales revenue from external customers increased by ¥51.8 billion, or 13.0%, to ¥451.1 billion from the previous fiscal year, due mainly to positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥7.6 billion, or 1.9%, compared to the increase as reported of ¥51.8 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥54.6 billion, or 13.0%, to ¥476.4 billion from the previous fiscal year.
Operating costs and expenses increased by ¥22.3 billion, or 5.2%, to ¥453.6 billion from the previous fiscal year. Cost of sales increased by ¥19.8 billion, or 5.7%, to ¥369.2 billion, due mainly to foreign currency effects. Selling, general and administrative expenses increased by ¥2.9 billion, or 5.5%, to ¥57.2 billion, due mainly to foreign currency effects, which was partially offset by decreased expenses. Research and development expenses decreased by ¥0.4 billion, or 1.8%, to ¥27.1 billion from the previous fiscal year.
Operating profit was ¥22.8 billion, an increase of ¥32.3 billion from the previous fiscal year, due mainly to increased profit attributable to sales impacts as well as positive foreign currency effects. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥25.7 billion, an improvement of ¥7.9 billion from the previous fiscal year, due mainly to decreased operating costs, which was partially offset by decreased profit attributable to negative foreign currency translation effects.
Japan
Honda’s consolidated unit sales in Japan increased by 6.5% from the previous fiscal year to 376 thousand units in fiscal year 2023, mainly due to an increase in sales units of OEM engines*.

*	OEM (Original Equipment Manufacturer) engines refer to engines installed on products sold under a third-party brand.
North America
Honda’s consolidated unit sales in North America decreased by 16.9% from the previous fiscal year to 2,274 thousand units in fiscal year 2023, mainly due to a decrease in sales units of OEM engines.
Europe
Honda’s consolidated unit sales in Europe decreased by 1.8% from the previous fiscal year to 1,168 thousand units in fiscal year 2023, mainly due to a decrease in sales units of OEM engines, which offset an increase in the sales units of generators.
Asia
Honda’s consolidated unit sales in Asia decreased by 5.3% from the previous fiscal year to 1,408 thousand units in fiscal year 2023, mainly due to a decrease in sales units of OEM engines.
Other Regions
Honda’s consolidated unit sales in Other Regions decreased by 3.2% from the previous fiscal year to 419 thousand units in fiscal year 2023, mainly due to a decrease in sales units of OEM engines.
Geographical Information
Japan
In Japan, sales revenue from domestic and export sales increased by ¥188.7 billion, or 4.3%, to ¥4,548.0 billion from the previous fiscal year, due mainly to increased sales revenue in all businesses. Operating profit increased by ¥19.4 billion, or 302.8%, to ¥25.8 billion from the previous fiscal year, due mainly to positive foreign currency effects, which was partially offset by a decrease in profit attributable to price and cost impacts.

North America
In North America, where the United States is the principal market, sales revenue increased by ¥1,326.0 billion, or 16.4%, to ¥9,416.2 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by decreased consolidated unit sales in Automobile business as well as decreased operating lease income in Financial services business. Operating profit decreased by ¥242.2 billion, or 48.3%, to ¥258.8 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts and increased expenses including product warranty expenses, which was partially offset by positive foreign currency effects.
Europe
In Europe, sales revenue increased by ¥2.5 billion, or 0.4%, to ¥703.7 billion from the previous fiscal year, due mainly to positive foreign currency translation effects, which was partially offset by decreased sales revenue in Automobile business. Operating loss was ¥2.5 billion, a decrease of ¥29.2 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts, which was partially offset by increased profit attributable to price and cost impacts.
Asia
In Asia, sales revenue increased by ¥802.3 billion, or 19.8%, to ¥4,857.8 billion from the previous fiscal year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by ¥69.5 billion, or 20.5%, to ¥408.7 billion from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts as well as positive foreign currency effects.
Other Regions
In Other Regions, sales revenue increased by ¥226.4 billion, or 38.2%, to ¥819.6 billion from the previous fiscal year, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit increased by ¥36.0 billion, or 157.4%, to ¥58.9 billion from the previous fiscal year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by increased expenses.
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

Power Products and Other Businesses
Honda’s consolidated unit sales of power products totaled 6,200 thousand units, increased by 10.3% from the previous fiscal year, due mainly to an increase in consolidated unit sales in all regions.
Sales revenue from external customers increased by ¥77.5 billion, or 24.1%, to ¥399.2 billion from the previous fiscal year, due mainly to increased consolidated unit sales in Power products business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥59.6 billion, or 18.5%, compared to the increase as reported of ¥77.5 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥79.9 billion, or 23.4%, to ¥421.7 billion from the previous fiscal year.
Operating costs and expenses increased by ¥77.7 billion, or 22.0%, to ¥431.2 billion from the previous fiscal year. Cost of sales increased by ¥61.9 billion, or 21.6%, to ¥349.4 billion, due mainly to an increase in costs attributable to increased consolidated unit sales in Power products business. Selling, general and administrative expenses increased by ¥13.5 billion, or 33.5%, to ¥54.2 billion, due mainly to an increase in expenses. Research and development expenses increased by ¥2.2 billion, or 8.7%, to ¥27.6 billion from the previous fiscal year.
Operating loss was ¥9.4 billion, an improvement of ¥2.1 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts, which was partially offset by increased expenses. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥33.7 billion, an increase of ¥1.4 billion from the previous fiscal year.
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
Honda requires working capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities. As the world’s largest power unit manufacturer, Honda has been fully focusing on the “environment” and “safety” and, for the creation of new value, making company-wide efforts to taking on challenges in combined solutions and new areas. Honda requires funds for the transformation of our business portfolio. For a description of Honda’s current plans for resource investments relating to its business strategies, see Item 4.B. “Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially—4. Financial Strategy—Resource investments to accelerate new value creation”.
Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. In the fiscal year ended March 31, 2022, the Company developed its Sustainable Finance Framework to raise a part of the funds for addressing our environmental and safety initiatives through issuing bonds and issued Green Bonds totaling US$2.75 billion thereunder. The proceeds from the issuance of the Green Bonds are used exclusively toward environmental initiatives in accordance with the Sustainable Finance Framework. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end
balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial
services businesses was ¥802.7 billion as of March 31, 2023. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end
balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥6,867.4 billion as of March 31, 2023.
There are no material seasonal variations in Honda’s borrowing requirements.
In light of the future situation of working capital requirements and cash on hand, the Company will consider raising funds as needed.
Cash Flows
Fiscal Year 2023 Compared with Fiscal Year 2022
Consolidated cash and cash equivalents on March 31, 2023 increased by ¥128.0 billion from March 31, 2022, to ¥3,803.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:
Net cash provided by operating activities amounted to ¥2,129.0 billion of cash inflows. Cash inflows from operating activities increased by ¥449.4 billion compared with the previous fiscal year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.
Net cash used in investing activities amounted to ¥678.0 billion of cash outflows. Cash outflows from investing activities increased by ¥302.0 billion compared with the previous fiscal year, due mainly to increased payments for additions to property, plant and equipment.
Net cash used in financing activities amounted to ¥1,468.3 billion of cash outflows. Cash outflows from financing activities increased by ¥852.6 billion compared with the previous fiscal year, due mainly to increased repayments of financing liabilities as well as purchases of treasury stock.

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
Liquidity
The ¥3,803.0 billion in cash and cash equivalents as of March 31, 2023 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.
Honda’s cash and cash equivalents as of March 31, 2023 corresponds to approximately 2.7 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.
At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, finance subsidiaries that carry total short-term borrowings of ¥1,048.3 billion have committed lines of credit equivalent to ¥1,306.7 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form
20-F.
Honda’s financing liabilities as of March 31, 2023 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.
Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Global Ratings, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2023.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-2	A3
Standard & Poor’s Global Ratings	A-2	A-
Rating and Investment Information	a-1+	AA
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
Off-Balance
Sheet Arrangements
Loan commitments
Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2023 was ¥119.2 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.
Guarantee of employee loans
As of March 31, 2023, we guaranteed ¥5.9 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥5.9 billion. As of March 31, 2023, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.
Contractual Obligations
The following table shows our contractual obligations as of March 31, 2023:

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥7,996,385	¥3,410,145	¥2,651,286	¥1,423,700	¥511,254
Other financial liabilities	665,389	196,797	150,408	87,448	230,736
Purchase and other commitments *1	107,865	90,669	17,048	148	—
Contributions to defined benefit pension plans *2	44,301	44,301	—	—	—

Total	¥8,813,940	¥3,741,912	¥2,818,742	¥1,511,296	¥741,990

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2023.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.
C. Research and Development
The Company and its consolidated subsidiaries use the most-advanced technologies and conduct R&D activities with the goal of creating distinctive products that are internationally competitive. Product-related R&D is conducted mainly by the Company, Honda R&D Co., Ltd., and Honda Development and Manufacturing of America, LLC. R&D on production technologies centers around the Company and Honda Development and Manufacturing of America, LLC. All of these entities work in close association with our other entities and businesses in their respective regions.
To strengthen new value creation by combining hardware with software and services, Honda established a new organization, Business Development Operations, that brings together the Company’s business development functions and its software and core electrification technologies. In addition to improving agility by gathering these functions into a single organizational structure that is independent from the conventional product-based business operations of motorcycles, automobiles, and power products, the Company will integrate technologies and businesses across products for stronger synergy.

A portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.
R&D activities by segment are as follows.
Please note that the forward-looking statements contained herein are judgments made by Honda as of the date of submission of this Annual Report (June 23, 2023) and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”
Motorcycle Business
In the Motorcycle business, Honda is engaged in research and development activities with the policy of “maximizing the organizational climate of self-challenge and forming a Mono-zukuri (the art of making things) team capable of continually creating products that delight our customers by overcoming changes in the business environment and offering reasonable prices.”
Among major technological achievements, we launched the
XL750 TRANSALP
in March 2023, an adventure-style large-sports type model. It features a newly developed a water-cooled,
4-stroke,
OHC,
4-valve
in-line
2-cylinder
engine, functional large windscreen that combines windproof and aerodynamic performance, and a
5.0-inch
TFT full-color liquid crystal multi-information display that aggregates and displays vehicle information. In addition, various advanced equipment such as
Riding Mode
and
HSVCS
that allows selection of preset output characteristics are adopted to enhance rider convenience.
We launched the
HAWK 11
in September 2022. Offering new values and an enriched biking lifestyle, this new large motorcycle for the Japanese market primarily targets seasoned riders. It features a water-cooled,
4-stroke,
OHC, straight-twin 1,082cc engine with
6-speed
manual transmission and electronic control technologies to support riding, packaging an easy-to-handle
chassis designed for rider satisfaction in all riding scenarios, from a leisurely ride to the agile touring of winding roads.
In January 2023, we launched the
ADV160
, an adventure-style small-displacement scooter, featuring the eSP+, a new water-cooled,
4-stroke,
4-valve,
single-cylinder, 156cc engine. The scooter is also environmentally friendly and meets the latest exhaust gas regulations*.
The
Rebel 1100T
, a large cruiser model launched in February 2023, combines a stylish, low and long design with a large fork-mounted windscreen that protects riders from the elements to maximize comfort for long trips, making this model suitable for relaxed long-distance touring.
As part of our initiatives to achieve zero environmental footprint, we strive to realize carbon neutrality for all of its motorcycle products during the 2040s, as the primary focus of environmental strategies for Motorcycle business, Honda will accelerate electrification of its motorcycle models, while also continuing to advance internal combustion engines (ICE).
Specifically, we aim for introducing 10 or more electric motorcycle models globally by 2025, with the aim of reaching annual sales of 1 million units in 2026 and 3.5 million units, equivalent to 15% of Honda’s total unit sales, as of 2030.
As the forerunner to this plan, at EICMA 2022 in Milan, Italy in November 2022, Honda unveiled the
EM1 e:
, its first electric model for Europe. Aimed at a young demographic looking for easy, fun urban transport, it is perfect for short hops around town and for making journeys to work or college efficient, quiet, and emission-free. The
EM1 e:
fits neatly into an owner’s modern lifestyle.

In China, the largest market for electric bicycles, at an online launch event held in Shanghai in January 2023, Honda announced three new models aimed at young Generation Z consumers in China: the
Honda Cub e:
,
Dax e:
, and
ZOOMER e:
. By taking the unique design motif of previous models and adding advanced features and equipment, Honda aims to offer a new sense of value and bring more surprise and choice to young Chinese consumers.
R&D expenditures in this segment incurred during the fiscal years ended March 31, 2021, 2022 and 2023 were ¥61.6 billion, ¥65.8 billion and ¥70.3 billion, respectively.
*FY2020 Discharge gas regulations
Automobile Business
In the Automobile business, Honda is engaged in research and development activities under the policy of “demonstrating collective strength for appealing and strong products, and ensuring continuing growth of the Automobile business by deepening the process of Mono-zukuri.”
Among major achievements, we launched new electric cars, the
e:NS1
in April 2022, and the
e:NP1
in June 2022 in China. The
all-new
e:NS1
and
e:NP1
are the first “
e:N Series
” models developed as the first Honda-brand electric vehicle (EV) models in China, which combine the DNA of Honda “Mono-zukuri” that include the pursuit of originality and passion, with the cutting-edge electrification and intelligence technologies of China. Developed with the concept of “Inspiring EVs people have never experienced before,” the all-new
e:NS1
and
e:NP1
feature a number of new values that inspire people who get on board these vehicles.
In addition, the
CIVIC e:HEV
, launched in July 2022, and the
CIVIC TYPE R
, launched in September 2022, were named Performance Car of the Year in the 2022/2023 Car of the Year Japan awards (organized by a committee made up of major car magazine publishers), the first Japan-made cars to win this category. The hybrid
CIVIC e:HEV
, was applauded as a sports sedan that brings a modern and smart driving experience thanks to its sophisticated powertrain. The
CIVIC TYPE R
, meanwhile, features excellent chassis performance, aerodynamic body, and lets drivers feel the smooth revolution of its Turbocharged VTEC engine. The model garnered approval for inspiring drivers with performance that is ready for a wide range of situations, whether on the track or on city streets.
Globally, we launched new
CR-V
and
ACCORD
. In addition to the direct-injected
1.5-liter
turbocharged DOHC
4-cylinder
straight engine, their powertrains feature a
two-motor
hybrid system that is an updated and refined version of previous models. Features of
Honda SENSING
, a safety and driver-assistive system, has also been upgraded, offering advanced preventive safety technology.
In North America, we launched the new
PILOT
in December 2022. With the adoption of a
new-generation
platform, the new model offers more cabin space, and is particularly spacious in the third row of seats. The new model is also equipped with Honda’s first
3.5-liter
V6 engine and
10-speed
automatic transmission, realizing powerful driving.
In North America, the new
Acura INTEGRA,
launched in June 2022, was named 2023 North American Car of the Year at the 2023 North American Car, Truck and Utility Vehicle of the Year Awards, recognized for its sporty design, engaging driving experience, versatile package and premium features. This was Honda’s second consecutive win, after the
CIVIC
took out the same category in 2022.
As part of our initiatives to achieve zero environmental footprint, we continue to develop batteries and introduce EV products in line with market changes. Honda is working on independent research and development of next-generation batteries toward the second half of the 2020s, when the use of BEVs is expected to expand. Specifically, we will join forces with GS Yuasa International Ltd. to develop high-capacity, high-output lithium-ion
batteries. We are also jointly developing semi-solid-state batteries through an equity investment in SES Holdings Pte. Ltd., as well as promoting in-house
R&D of
all-solid-state
batteries.

Honda plans to introduce EV products tailored to the market characteristics of each major region, from now through the second half of the 2020s. In North America, Honda will introduce two mid-
to
large-size
EV models currently being developed jointly with General Motors Company (GM), in 2024. In China, we will further accelerate the development of the
e:N
series of Honda-brand EV and introduce a total of 10 new EV models by 2027. In Japan, we are planning to introduce a commercial-use
mini-EV
model within 2024. After the second half of the 2020s, assuming it will become the time of the popularization of EVs, Honda will begin introducing the best EVs from a global perspective. In 2025, Honda will begin adopting
Honda e: Architecture
, an EV platform that combines the hardware platform and software platform. Through the alliance with GM, Honda is planning to introduce affordable EVs in 2027 or thereafter, with a cost and range that will be as competitive as gasoline-powered vehicles, starting from North America.
Honda will further accelerate development aimed at electrification.
Honda is striving for zero traffic collision fatalities. In December 2022, we unveiled the next-generation technologies of
Honda SENSING 360
and
Honda SENSING Elite
.
As next-generation technologies for
Honda SENSING 360
, new functions will be added to further reduce driver burden by detecting abnormal conditions occurring to the driver and the vehicle’s surroundings to reduce the risk of collisions. These new functions will be applied sequentially on a global basis starting in 2024. As the next-generation technologies for
Honda SENSING Elite
, Honda has developed new technologies to assist the driver in achieving a seamless ride from home to their destination on any roads, now including non-expressways,
utilizing recognition and understanding technologies achieved by Honda’s original AI technologies. The new technologies will be applied sequentially starting in the mid-2020s.
R&D expenditures in this segment incurred during the fiscal years ended March 31, 2021, 2022 and 2023 were ¥692.5 billion, ¥708.1 billion and ¥754.1 billion, respectively.
Power Products and Other Businesses
In the Power products and other businesses, Honda is engaged in research and development activities based on the policy of “creating the lifestyles of the future, taking usefulness and joy to the next level.”
Among major technological achievements, we made modifications to the large snow thrower,
HSL2511
, and
re-launched
it in summer 2022. The
HSL2511
is equipped with an electric-control fuel-injected engine, giving it superior starting and maintenance performance, as well as a high level of fuel efficiency. With the adoption of the
Smart Auger System
, Honda’s proprietary auger assist function, the new model has been well received for achieving both ease of use and powerful snow removal.
As part of our initiatives to achieve zero environmental footprint, in October 2022, we began sales of the
Honda Power Pack Exchanger e:
battery swapping station, with the first unit delivered to Gachaco Inc., a battery sharing service operator.
Honda Power Pack Exchanger e:
is a battery swapping station that simultaneously charges multiple units of
Honda Mobile Power Pack e:
and enables smooth battery swapping for users of electric motorcycles and other mobile products equipped with
Honda Mobile Power Pack e:.
The users will have access to fully-charged batteries whenever needed at battery swapping stations in the city, which enables efficient use of electrified mobility products without waiting for the batteries to get charged.
As initiatives for “Creating New Value”, we are developing a solution system for improving QOL (Quality Of Life) and QOW (Quality Of Work) for the realization of a better society. With a technology for that, we are accelerating activities that contribute to solving social issues by evolving the intelligence of work systems and IoT.

In March 2023, we exhibited the third-generation prototype of the
Honda Autonomous Work Vehicle
(
Honda AWV
), a platform-based autonomous mobility vehicle for field testing, at
CONEXPO-CON/AGG
2023 in Las Vegas, the United States. Based on the concept of the predecessor
3E-D18
, the
Honda AWV
has attachments and tools that could make the vehicle a suitable platform for many work environments, including for transporting payloads. The
Honda AWV
employs a suite of sensors to operate autonomously, using GPS for location, as well as radar and lidar for obstacle detection.
In addition, we exhibited the
Honda Autonomous Work Mower
(
Honda AWM
), a prototype model of a self-driving lawn mower that is currently under development, at the Equip Exposition 2022 held in Louisville, Kentucky, the United States in October 2022. Recording the lawn mowing route manually the first time teaches the
Honda AWM
the route for autonomous mowing, thus automating subsequent mowing. In addition to this teaching and playback function, the
Honda AWM
is also capable of detecting and stopping before obstacles.
We will continue to accelerate initiatives aimed at creating new value.
In the aircraft business, Honda has created new value with uniquely developed leading-edge technology. We have been building an operating base in order to grow our aircraft business from a long-term perspective.
In October 2022, we unveiled the
HondaJet Elite II
, the latest, upgraded model of the
HondaJet
small business jet aircraft series, at the National Business Aviation Convention & Exhibition, the world’s largest business airshow, held in Orlando, Florida, the United States. Increased fuel capacity and maximum takeoff weight has expanded the aircraft’s range, enabling the
Elite II
to reach more distant destinations. It features structural improvements, with ground spoilers fitted into the main wings for the first time, optimizing landing performance by improved handling and stability. In addition, as a new air safety technology initiative, we plan to introduce state-of-the-art
automation technologies, Autothrottle and Emergency Autoland.
In addition, in the aviation maintenance technician (AMT) awards program offered by the Federal Aviation Administration (FAA) of the United States, Honda Aircraft Company, LLC received the “diamond-level AMT employer award” (the highest-level award) in recognition of the company’s high-quality repair and maintenance services and the expertise of its technicians for the second year in a row.
We will continue to upgrade the structure for further vitalization of the business jet market.
R&D expenditures in this segment during the fiscal years ended March 31, 2021, 2022 and 2023 were ¥25.8 billion, ¥29.9 billion and ¥27.5 billion, respectively.
Research for next-generation technologies
In research for next-generation technologies, we unveiled the
Honda CI Micro-mobility
machines and their core technologies.
Honda CI Micro-mobility
technologies utilize
Honda CI
(Cooperative Intelligence), Honda’s original AI that supports cooperation and coexistence of people, machines and society. From November 2022, we sequentially start technology demonstration testing in multiple areas in Joso City, Ibaraki Prefecture, Japan. In a society where the birthrate is declining, the population is aging and people have adopted new habits after experiencing the
COVID-19
pandemic, an increase has been forecast for the need for unrestricted mobility of people and things using micro-mobility machines. By continuing advancing its
CI-powered
micro-mobility technologies, our aim is to put these technologies into practical applications by around 2030 and introduce
Honda CI Micro-mobility
products which will simultaneously realize both the “advancement of mobility and people’s daily lives” and the “realization of zero traffic collisions.”
In addition, working toward the realization of a carbon-neutral society, we will not only continue electrifying its products but also take a proactive approach to increase the use of hydrogen as an energy carrier and strive to expand its hydrogen business. As the core of its hydrogen business, we will further advance its fuel cell system to more durability and reduce the cost. Specifically, we have identified four core domains for the utilization of its fuel cell system: fuel cell vehicles (FCV), commercial vehicles, stationary power stations and construction machinery, and will actively engage in collaboration with other companies.
R&D expenditures incurred in research for next-generation technologies are distributed among Honda’s business segments.
Patents and Licenses
As of March 31, 2023, Honda owned more than 15,000 patents in Japan and more than 27,100 patents abroad. Honda also had applications pending for more than 5,800 patents in Japan and for more than 14,200 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.
D. Trend Information
See Item 5.A “Operating Results” for information required by this item.
E. Critical Accounting Estimates
Not applicable.

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
Members of the Board of Directors

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Chairman and Director

Seiji Kuraishi	Joined Honda Motor Co., Ltd. in April 1982	*3	59,300
(July 10, 1958)	Director, appointed in June 2010

	Operating Officer and Director, appointed in April 2011

	Operating Officer (resigned from position as Director), appointed in June 2011

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

Executive Vice President and Representative Director, appointed in June 2017

Director in Charge of Strategy, Business Operations and Regional Operations, appointed in April 2019

Chief Officer for Automobile Operations, appointed in April 2019

Director, Executive Vice President and Representative Executive Officer, appointed in June 2021

Compensation Committee Member, appointed in June 2021

Chairman and Director, appointed in April 2022 (presently held)

Chairman of the Board of Directors, appointed in April 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director and Representative Executive Officers

Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*3	25,500
	Operating Officer, appointed in April 2014

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

	President, Chief Operating Officer and Director of Honda North America, Inc., appointed in November 2018

	President, Chief Operating Officer and Director of American Honda Motor Co., Inc., appointed in November 2018

	Chief Officer for Regional Operations (North America) of the Company, appointed in April 2019

	President, Chief Executive Officer and Director of Honda North America, Inc., appointed in April 2019,

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in April 2019,

	Managing Officer in Charge of Electrification of the Company, appointed in July 2021

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officer, appointed in October 2021

Senior Managing Executive Officer, appointed in April 2022

Chief Officer for Business Development Operations, appointed in April 2022

Corporate Brand Officer, appointed in April 2022

Chief Officer for Automobile Operations, appointed in June 2022

Director, Senior Managing Executive Officer, appointed in June 2022

Director, Executive Vice President and Representative Executive Officer, appointed in April 2023 (presently held)

Chief Operating Officer, appointed in April 2023 (presently held)

Compensation Committee Member, appointed in April 2023 (presently held)

Risk Management Officer, appointed in April 2023 (presently held)

In Charge of Government and Industry Relations, appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director, Senior Managing Executive Officer

Noriya Kaihara	Joined Honda Motor Co., Ltd. in April 1984	*3	28,000
(August 4, 1961)	General Manager and Automobile Quality Assurance Division, appointed in April 2012

	Operating Officer, appointed in April 2013

	Chief Quality Officer, appointed in April 2013

	Operating Officer and Director, appointed in June 2013

	Chief Officer for Customer Service Operations, appointed in April 2014

	Head of Service Supervisory Unit for Automobile Operations, appointed in April 2014

	Chief Officer for Customer First Operations, appointed in April 2016

	Operating Officer (resigned from position as Director), appointed in June 2017

	Managing Officer, appointed in April 2018

	Chief Officer for Purchasing Operations, appointed in April 2018

	Head of Business Supervisory Unit for Automobile Operations, appointed in April 2020

	Chief Officer for Customer First Operations, appointed in April 2021

	Risk Management Officer, appointed in April 2021

	Managing Executive Officer, appointed in June 2021

	Managing Officer, appointed in October 2021

	Chief Officer for Regional Operations (North America), appointed in October 2021 (presently held)

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in October 2021 (presently held)

	Senior Managing Executive Officer of the Company, appointed in April 2023

	Director, Senior Managing Executive Officer, appointed in June 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Asako Suzuki	Joined Honda Motor Co., Ltd. in April 1987	*3	23,800
(January 28, 1964)	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2016

	Vice Chief Officer for Regional Operations (Japan), appointed in April 2018

	Chief Officer for Human Resources and Corporate Governance Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Director, appointed in June 2021 (presently held)

	Full-time Audit Committee Member, appointed in June 2021 (presently held)

Masafumi Suzuki	Joined Honda Motor Co., Ltd. in April 1987	*3	61,820
(April 23, 1964)	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa), appointed in April 2012

	General Manager of Accounting Division for Business Management Operations, appointed in April 2013

	Director (Full-time Audit and Supervisory Committee Member), appointed in June 2017

	Director, appointed in June 2021 (presently held)

	Full-time Audit Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunihiko Sakai (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*3	1,700

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

	Registered with the Dai-Ichi Tokyo Bar Association in April 2017

	Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (presently held)

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019

	Director, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

Fumiya Kokubu (October 6, 1952)	Joined Marubeni Corporation in April 1975	*3	1,200
	President and CEO, Member of the Board of Marubeni Corporation, appointed in April 2013

	Chairman of the Board of Marubeni Corporation, appointed in April 2019 (presently held)

	Outside Director of Taisei Corporation, appointed in June 2019 (presently held)

	Director of the Company, appointed in June 2020 (presently held)

	Nominating Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

	Chairman of Japan Machinery Center for Trade and Investment, appointed in May 2022 (presently held)

	Chairman of Japan Foreign Trade Council, Inc., appointed in May 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoichiro Ogawa (February 19, 1956)	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC) in October 1980	*3	700
	Registered as Japanese Certified Public Accountant in March 1984

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

	CEO of Deloitte Tohmatsu Group, appointed in July 2015

	Senior Advisor of Deloitte Tohmatsu Group, appointed in June 2018 (resigned in October 2018)

	Founder of Yoichiro Ogawa CPA Office in November 2018 (presently held)

	Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kazuhiro Higashi (April 25, 1957)	Joined Resona Group in April 1982	*3	700
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

	Chairman of Osaka Bankers Association, appointed in June 2013 (resigned in June 2014)

	Chairman of the Board, President, and Representative Director of Resona Bank, Limited, appointed in April 2017

	Chairman of Osaka Bankers Association, appointed in June 2017 (resigned in June 2018)

	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited, appointed in April 2018

	Chairman and Director of Resona Holdings, Inc., appointed in April 2020 (resigned in June 2022)

	Chairman and Director of Resona Bank, Limited, appointed in April 2020 (resigned in June 2022)

	Outside Director of Sompo Holdings, Inc., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Compensation Committee Member (Chairperson), appointed in June 2021 (presently held)

	Senior Advisor of Resona Holdings, Inc., appointed in June 2022 (presently held)

	Senior Advisor of Resona Bank, Limited., appointed in June 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Ryoko Nagata (July 14, 1963)	Joined Japan Tobacco Inc. in April 1987	*3	700
	Executive Officer of Japan Tobacco Inc., appointed in June 2008

	Standing Audit & Supervisory Board Member of Japan Tobacco Inc., appointed in March 2018 (resigned in March 2023)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

	External Corporate Auditor of Medley, Inc., appointed in March 2023 (presently held)

*1	Effective on June 23, 2021, Honda adopted the Three Committees system under the Company Law.
*2	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, and Ms. Ryoko Nagata are Outside Directors.
*3
The term of office of a Director is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2024 after his/her election to office at the close of the ordinary general meeting of shareholders on June 21, 2023.

Composition of the Three Committees under the Board of Directors
•
: Chairperson
○
: Member

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe	○
Shinji Aoyama			○
Asako Suzuki		○
Masafumi Suzuki		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○

Executive Officers (who are not concurrently the members of the Board of Directors)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Senior Managing Executive Officers

Katsushi Inoue (October 22, 1963)	Joined Honda Motor Co., Ltd. in April 1986	*4	19,200
	President and Chief Executive Officer of Honda Cars India Ltd., appointed in April 2015

	Operating Officer of the Company, appointed in April 2016

	Chief Officer for Regional Operations (Europe), appointed in April 2016

	President and Director of Honda Motor Europe Ltd., appointed in April 2016

	Managing Officer of the Company, appointed in April 2020

	Chief Officer for Regional Operations (China), appointed in April 2020

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2020

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2020

	Senior Managing Executive Officer of the Company, appointed in April 2023 (presently held)

	Chief Officer for Electrification Business Development Operations, appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officers

Mitsugu Matsukawa (May 9, 1962)	Joined Honda Motor Co., Ltd. in April 1985	*4	38,300
	General Manager of Hamamatsu Factory for Production Operations, appointed in April 2010

	Operating Officer, appointed in April 2012

	Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2012

	Head of Drivetrain Supervisory Unit in Automobile Production Oversight Unit for Automobile Operations of the Company, appointed in April 2013

	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations, appointed in April 2014

	Chief Officer for IT Operations, appointed in April 2015

	Head of Supply Chain Management Supervisory Unit in Automobile Production for Automobile Operations, appointed in April 2015

	Head of Production Planning Supervisory Unit for Production Operations, appointed in April 2016

	Executive in Charge of Strategy, New Model and Supply Chain Management for Production Operations, appointed in April 2017

	Executive Vice President and Director of Honda of America Mfg., Inc., appointed in June 2018

	Managing Officer of the Company, appointed in April 2019

	President and Director of Honda of America Mfg., Inc., appointed in April 2019

	President and Director for Honda Development & Manufacturing of America, LLC, appointed in April 2021 (presently held)

	Managing Executive Officer of the Company, appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Noriaki Abe	Joined Honda Motor Co., Ltd. in April 1986	*4	21,500
(October 8, 1962)	Operating Officer, appointed in April 2014

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

	Managing Officer, appointed in April 2019

	Chief Officer for Regional Operations (Japan), appointed in April 2021

	Chief Officer for Traffic Safety Promotion Operations, appointed in April 2021 (presently held)

	Managing Executive Officer, appointed in June 2021 (presently held)

	Risk Management Officer, appointed in October 2021

	Compliance Officer, appointed in April 2022 (presently held)

	Chief Officer for Motorcycle and Power Products Operations, appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Keiji Ohtsu	Joined Honda R&D Co., Ltd. in April 1983	*4	17,600
(July 7, 1964)	Operating Officer of Honda R&D Co., Ltd., appointed in April 2013

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

	Operating Executive, appointed in April 2020

	Chief Officer for Quality Innovation Operations, appointed in April 2020

	In Charge of Certification & Regulation Compliance Division, appointed in April 2020

	In Charge of Quality & Compliance Audit Division, appointed in April 2020

	Managing Officer, appointed in April 2021

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2021 (presently held)

	Managing Executive Officer of the Company, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Masayuki Igarashi	Joined Honda Motor Co., Ltd. in April 1988	*4	27,100
(July 6, 1963)	Director of Asian Honda Motor Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2015

	Chief Operating Officer for Power Product Operations, appointed in April 2015

	Operating Officer and Director, appointed in June 2015

	Executive Vice President and Director of Honda North America, Inc., appointed in April 2017

	Executive Vice President and Director of American Honda Motor Co., Inc., appointed in April 2017

	Operating Officer of the Company, appointed in June 2017

	Chief Officer for Regional Operations (Asia & Oceania), appointed in April 2018

	President and Chief Executive Officer of Asian Honda Motor Co., Ltd., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	Managing Officer, appointed in April 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	Chief Officer for Regional Operations (China), appointed in April 2023 (presently held)

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2023 (presently held)

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kensuke Oe	Joined Honda Motor Co., Ltd. in April 1990	*4	3,000
(May 11, 1967)	In charge of Manufacturing of Honda Canada Inc., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	General Manager of Saitama Factory in Production Supervisory Unit for Automobile Operations, appointed in April 2020

	Head of Production Engineering Supervisory Unit in Mono-zukuri Center for Automobile Operations, appointed in April 2021

	Managing Officer, appointed in April 2022

	Head of Production Unit for Automobile Operations, appointed in April 2022 (presently held)

	Managing Executive Officer, appointed in April 2023 (presently held)

Taro Kobayashi	Joined Honda Motor Co., Ltd. in April 1990	*4	5,800
(October 17, 1966)	Head of Regional Unit (Africa and the Middle & East), appointed in April 2018

	Operating Officer, appointed in April 2019

	Executive in Charge of Automobile Sales for Automobile Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Head of Sales Supervisory Unit for Automobile Operations, appointed in April 2020

	Head of Business Supervisory Unit for Automobile Operations, appointed in April 2021

	Vice Chief Officer for Automobile Operations, appointed in June 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	Chief Officer for Automobile Operations, appointed in April 2023 (presently held)

	Chief Officer for Regional Operations (Associated Regions), appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Manabu Ozawa	Joined Honda Motor Co., Ltd. in April 1989	*4	3,000
(May 12, 1965)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019

	Operating Executive of the Company, appointed in April 2020

	Head of Corporate Planning Supervisory Unit, appointed in April 2020

	Director for Honda Innovation Inc., appointed in April 2020

	Managing Executive Officer of the Company, appointed in April 2023 (presently held)

	Chief Officer for Corporate Strategy Operations, appointed in April 2023 (presently held)

Hironao Ito	Joined Honda Motor Co., Ltd. in April 1989	*4	3,000
(December 27, 1966)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019

	Operating Executive of the Company, appointed in April 2020

	Head of Digital Transformation Supervisory Unit, appointed in April 2020

	Head of IT Operations, appointed in April 2021

	Head of Digital Supervisory Unit, appointed in April 2022

	Deputy General Manager of Mono-zukuri Center for Automobile Operations, appointed in April 2022

	Vice Chief Officer for Automobile Operations, appointed in June 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	Head of BEV Development Center for Electrification Business Development Operations, appointed in April 2023 (presently held)

	Head of Automobile Development Center for Automobile Operations, appointed in April 2023 (presently held)

	Director of Honda R&D Co., Ltd., appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Executive Officer

Eiji Fujimura (September 1, 1970)	Joined Honda Motor Co., Ltd. in April 1993	*4	3,000
	General Manager of Regional Operation Planning Division for Regional Operations (North America), appointed in April 2019

	Operating Executive, appointed in April 2021

	Chief Officer for Business Management Operations, appointed in April 2021

	Head of Accounting and Finance Supervisory Unit, appointed in April 2022

	Executive Officer, appointed in April 2023 (presently held)

	Chief Financial Officer, appointed in April 2023 (presently held)

	Chief Officer for Corporate Management Operations, appointed in April 2023 (presently held)

*4
The term of office of an Executive Officer is until at the close of the first Board of Directors meeting held after the ordinary general meeting of shareholders of the fiscal year ending March 31, 2024 after his/her appointment to office.

*5
The Company abolished the Operating Officer System as of April 1, 2023 and integrated the position of Operating Officer with the position of Executive Officer, which is an officer under the Company Law, to further clarify the execution responsibility. “Operating Officer” under the operating officer system was not a statutory position under the Company Law and did not conform to the definition of “Directors and Senior Management” as defined in Form
20-F.

*6
The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives will engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management. Operating Executives are not statutory positions under the Company Law and do not conform to the definition of “Directors and Senior Management” as defined in Form
20-F.

There is no family relationship between any Director or Executive Officer and any other Director or Executive Officer.
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

7.
In order to advance the Company’s sustainable growth and enhance its corporate value over the mid-to
long-term by achieving the management from the perspective of shareholders through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company’s stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.

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

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Based on performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President and Executive Officer	Executive Vice President and Executive Officer	Senior Managing Executive Officer	Managing Executive Officer	Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	40%		50%
STI	Short-term performance-based remuneration	0 to 180%	Cash	Annually	25%	30%		25%
LTI	Medium- to long-term performance-based remuneration	50 to 150%	Stock	Three years after the annual stock points are granted with restriction on transfer until retirement	50%	30%		25%

2.	Monthly remuneration
Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI
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
Company’s performance coefficient (Fluctuation range:
0-150%)

KPIs (Consolidated accounting)	Evaluation method	Weight of each KPI
Operating profit margin	Degree of achievement of targets	50%
Profit attributable to owners of the parent		50%

Individual performance coefficient (Fluctuation range:
80-120%)

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
Points are granted according to the base amount for each position in April each year, and shares equivalent to the points based on performance are granted three years after the points are awarded. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirements.
Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the mid-
to long-term. KPIs for financial indicators are consolidated operating profit margin and consolidated profit before income taxes, which vary from 50 to 150% depending on the level of growth over the past three fiscal years. KPIs for non-financial
indicators are brand value, SRI indicators, and Associate Engagement, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.
Points shall be forfeited and shares during the restriction period on transfer are acquired by the Company for no consideration in the event of certain misconduct or violations of laws, regulations, or company rules.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated operating profit margin	Evaluated based on growth over the past three fiscal years	35%	50 to 150%
	Consolidated profit before income taxes		35%
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%
	SRI index
	Associate Engagement

*	Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of motorcycle/automobile/power products businesses by a third-party research firm

-	SRI index: Dow Jones Sustainability World Index

-	Associate Engagement: Survey of employee activeness in each region by a third-party research firm
In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.

As a result of the evaluation in the fiscal year ended March 31, 2023, STI were decreased by 6% compared to the base amount, and LTI was paid with a performance-based coefficient of 109%.
Matters related to
non-monetary
remuneration
In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Compensation Committee, the Company delivers and provides the Company’s shares and dividends accruing on the Company’s shares, in conjunction with the mid-
to long-term business performance.
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
The Compensation Committee met eleven times in the fiscal year ended March 31, 2023, with all members present at each meeting.
The main matters discussed during the fiscal year ended March 31, 2023 are as follows.

-	Basic policies and annual activity plans

-	Compensation evaluation for Directors and Executive Officers

-	LTI and share delivery rules
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
Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2023 is in line with the determination policy.
The total amount of fixed monthly remuneration paid to the Company’s Directors and Executive Officers during the fiscal year ended March 31, 2023 was ¥679 million. This amount includes fixed monthly remuneration paid to one Director and one Executive Officer who retired during the fiscal year. The amount of fixed monthly remuneration paid to Executive Officers includes amount of fixed monthly remuneration paid to the Executive Officer who was also a Director of a subsidiary of the Company.
The total amount of STI and LTI for the Company’s Directors and Executive Officers accrued for the fiscal year ended March 31, 2023 were ¥229 million and ¥286 million, respectively.

The amounts of fixed monthly remuneration paid, STI and LTI accrued during the fiscal year ended March 31, 2023 are as follows:

	Fixed remuneration		Performance-based remuneration				Total
	Remuneration		STI		LTI
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Outside Directors	4	¥288	—	¥—	1	¥3	¥291
Outside Directors	5	90	—	—	—	—	90
Executive Officers	6	301	6	229	6	283	813

Total	15	¥679	6	¥229	7	¥286	¥1,194

*	Directors excluding Outside Directors do not include three directors who concurrently serve as Executive Officers.
The amount of fixed monthly remuneration paid to Seiji Kuraishi during the fiscal year ended March 31, 2023 was ¥135 million. The amount of LTI for Seiji Kuraishi accrued for the fiscal year ended March 31, 2023 was ¥3 million.
The amount of fixed monthly remuneration paid to Toshihiro Mibe during the fiscal year ended March 31, 2023 was ¥94 million. The amount of STI and LTI for Toshihiro Mibe accrued for the fiscal year ended March 31, 2023 were ¥97 million and ¥157 million, respectively.
The amount of fixed monthly remuneration paid to Kohei Takeuchi during the fiscal year ended March 31, 2023 was ¥69 million. The amount of STI and LTI for Kohei Takeuchi accrued for the fiscal year ended March 31, 2023 were ¥49 million and ¥46 million, respectively.
The amount of fixed monthly remuneration paid to Shinji Aoyama during the fiscal year ended March 31, 2023 was ¥45 million. The amount of STI and LTI for Shinji Aoyama accrued for the fiscal year ended March 31, 2023 were ¥38 million and ¥32 million, respectively.
The Board Incentive Plan
At the Board of Directors meeting held on May 15, 2018 and the Ordinary General Meeting of Shareholders held on June 14, 2018, the Company resolved to introduce a stock compensation scheme (the “Scheme”) for the purpose of further enhancing Executive Officers’ mindfulness toward contributing to the sustained improvement of corporate value of the Company over the mid-
to long-term as well as seeking for the sharing of common interests with its shareholders. The continuation of the content of the Scheme was resolved at the Company’s Compensation Committee meeting held on August 2, 2021.
Executive Officers and a part of Operating Executives of the Company who are residents of Japan (collectively, “Executive Officers Etc.”) are eligible for the Scheme.
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

D. Employees
The following tables list the number of Honda full-time employees as of March 31, 2021, 2022 and 2023.
As of March 31, 2021

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
211,374	46,255	153,413	2,385	9,321

As of March 31, 2021, Honda had 211,374 full-time employees, including 143,878 local nationals employed in its overseas operations.
As of March 31, 2022

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
204,035	46,448	146,092	2,321	9,174

As of March 31, 2022, Honda had 204,035 full-time employees, including 138,796 local nationals employed in its overseas operations.
As of March 31, 2023

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
197,039	45,813	139,999	2,340	8,887

As of March 31, 2023, Honda had 197,039 full-time employees, including 134,193 local nationals employed in its overseas operations.
Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2023.
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
Honda’s average number of temporary employees on a consolidated basis during the fiscal year ended March 31, 2023 was as follows.

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
25,249	11,433	11,212	63	2,541

E. Share Ownership
The total amount of the Company’s voting securities owned by its Directors and Executive Officers as a group as of June 23, 2023 is as follows. The individual ownership of each of the Directors and Executive Officers is listed next to their names under Item 6.A. Directors and Senior Management.

Title of Class	Amount Owned	% of Class
Common Stock	380,820 shares	0.023%
The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2023, the Association owned 6,951,852 shares of the Company’s common stock.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2023, 1,811,428,430 shares of Honda’s Common Stock were issued and 1,664,340,589 shares were outstanding.
The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2023:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	260,025	15.6
Moxley & Co. LLC*	116,835	7.0
Custody Bank of Japan, Ltd. (Trust Account)	103,468	6.2

*	Moxley & Co., LLC is the nominee of JPMorgan Chase Bank, N.A., which acts as the Depositary for the Honda’s ADSs.
According to a statement on Schedule 13G (Amendment No. 8) filed by BlackRock, Inc. with the SEC on January 31, 2023, BlackRock, Inc. directly and indirectly held, as of December 31, 2022, 128,508,615, or 7.1% of the then issued shares, of Honda’s Common Stock. According to a statement on Schedule 13G (Amendment No. 6) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 3, 2023, Sumitomo Mitsui Trust Holdings, Inc. directly and indirectly held, as of December 31, 2022, 99,352,900 shares, or 5.5% of the then issued shares, of Honda’s Common Stock.
None of the above shareholders has voting rights that are different from those of our other shareholders.
ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2023 were 1,811,428,430 shares of Common Stock, of which 116,835,999 shares represented by ADSs and 365,066,090 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 218 at March 31, 2023.

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
During the fiscal year ended March 31, 2023, Honda had sales of ¥1,067.3 billion and purchases of ¥1,682.1 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2023, Honda had receivables of ¥435.7 billion from affiliates and joint ventures, and had payables of ¥274.1 billion to affiliates and joint ventures.
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
The Company determined total dividends for the year ended March 31, 2023 were ¥120 per share. Semiannual dividends per share for the year ended March 31, 2023 were as follows: the interim ¥60, the year-end
¥60 per share.
Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2023)

	Resolution of the Board of Directors	Resolution of the Board of Directors
	November 9, 2022	May 11, 2023
Dividend per Share of Common Stock (yen)	60.00	60.00
Total Amount of Dividends (millions of yen)	102,219	99,915
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
C. Markets
See Item 9.A, “Offer and Listing Details”.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Set forth below is certain information relating to Honda’s Common Stock, including brief summaries of the relevant provisions of Honda’s Articles of Incorporation and Share Handling Regulations as currently in effect, and of the Company Law of Japan (the “Company Law”) and related legislation. Additionally, the information called for by Items 10.B.3, 4, 5, 6, 7, 8, 9 and 10 of Form
20-F
is included in Exhibit 2.3 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock” and is incorporated by reference herein.
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
Shareholders’ Register Manager
With effect from June 20, 2020, Mitsubishi UFJ Trust and Banking Corporation, located at
4-5,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo,
100-8212,
Japan, is the Shareholders’ Register Manager for Honda’s shares. Mitsubishi UFJ Trust and Banking Corporation maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in Exhibit 2.3 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock—Rights of the Shares—Record Date”.
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
J. Annual Report to Security Holders
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
4. Direct / Indirect Payment Disclosure
The Depositary has agreed to contribute to Honda a portion of certain fees received by the Depositary under the deposit agreement. From April 1, 2022 to March 31, 2023, such contributions totaled US$691,608.35. Additionally, from April 1, 2022 to March 31, 2023, the Depositary waived US$237,797.48 in expenses related to the Ordinary General Meeting of Shareholders.

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
and
15d-15(e)
under the U.S. Securities Exchange Act of 1934) as of March 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.
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
Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2023 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2023.
KPMG AZSA LLC (PCAOB ID:1009), the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2023, for which audited financial statements appear in this Annual Report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2022 and 2023:

	Yen (millions)
	2022	2023
Audit Fees	¥4,394	¥5,295
Audit-Related Fees	136	153
All Other Fees	11	11

Total	¥4,541	¥5,459

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2023. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*1	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*2
April 1 to April 30, 2022	102	¥3,446	—	—
May 1 to May 31, 2022	176	¥3,203	—	—
June 1 to June 30, 2022	578	¥3,286	—	—
July 1 to July 31, 2022	134	¥3,229	—	—
August 1 to August 31, 2022	3,827,114	¥3,658	3,827,000	86,000,264,500
September 1 to September 30, 2022	4,158,706	¥3,607	4,158,500	71,000,014,700
October 1 to October 31, 2022	7,345,838	¥3,267	7,345,700	47,000,312,900
November 1 to November 30, 2022	4,493,566	¥3,338	4,493,400	32,000,470,600
December 1 to December 31, 2022	6,892,799	¥3,192	6,892,600	10,000,315,800
January 1 to January 31, 2023	3,222,770	¥3,103	3,222,700	156,300
February 1 to February 28, 2023	6,684,972	¥3,440	6,684,800	47,002,057,700
March 1 to March 31, 2023	9,746,983	¥3,488	9,746,900	13,005,290,300

Total	46,373,738	¥3,386	46,371,600

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

*2	During the year ended March 31, 2023, the following share repurchase programs were in effect:
Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: August 10, 2022
Maximum number of shares authorized to be repurchased: 32,000,000
Maximum yen amount authorized to be used for repurchase: ¥100,000,000,000
Repurchase period: from August 12, 2022 to March 31, 2023

Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: February 10, 2023
Maximum number of shares authorized to be repurchased: 25,000,000
Maximum yen amount authorized to be used for repurchase: ¥70,000,000,000
Repurchase period: from February 13, 2023 to April 30, 2023

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

For Japanese companies which employ the Three Committees system, including Honda, the Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), an audit committee (the “Audit Committee”), and a compensation committee (the “Compensation Committee”) shall be established. Each of these committees shall consist of three or more directors, a majority of which shall be “outside directors” as defined below. Honda’s Articles of Incorporation provides for its Board of Directors consisting of no more than 15 members. Honda currently has eleven Directors (including five Outside Directors) and ten Executive Officers. The Nominating Committee has four members, of which three are Outside Directors. The Audit Committee has five members, of which three are Outside Directors. The Compensation Committee has four members, of which three are Outside Directors. Under the Company Law, the members of three committees are elected by the resolutions of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors.

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

Under the Company Law, the audit committee has the following responsibilities: (i) auditing the execution of duties by directors and executive officers, and preparing audit reports and (ii) determining the content of proposals regarding the election and dismissal of accounting auditors and the refusal to reelect accounting auditors to be submitted to a general meeting of shareholders. The Audit Committee shall consist of at least three directors and a majority shall be outside directors. Each director, including an Audit Committee member, has a one-year
term. Honda’s regulations of the Audit Committee provide that full-time member of the Audit Committee shall be established by the resolution of the Board of Directors.

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

Under the Company Law, the Nominating Committee is responsible for determining the content of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The Nominating Committee shall consist of at least three directors and a majority shall be outside directors. Each director, including a Nominating Committee member, has a one-year
term.

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

Under the Company Law, the Compensation Committee shall establish the compensation policy as well as determine the compensation for directors and executive officers. The Compensation Committee shall consist of at least three directors and a majority shall be outside directors. Each director, including a Compensation Committee member, has a one-year
term.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.
Honda has a stock compensation scheme (the “Scheme”) for Executive Officers and a part of Operating Executives of the Company who are residents of Japan (collectively, “Executive Officers Etc.”). Under the Scheme, which uses a Board Incentive Plan trust (the “BIP Trust”), Honda’s shares and money will be delivered and paid to Executive Officers Etc. in accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from September 2021 to August 2024 (scheduled), provided, however, that this period may be extended by resolutions of the Compensation Committee and the Board of Directors for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *2

2.1	Specimen common stock certificates of the registrant (English translation) *3

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *4

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *5

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*4	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*5	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
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
March 31, 2023

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
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 2
3
, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provision for specific warranty programs
As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties as of March 31, 2023 amounted to ¥535,099 million, which included the provision for specific warranty programs such as product recalls. The provision for specific warranty programs represents the estimated future warranty costs that are covered under such programs. The estimated future warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including the expected number of units to be affected and the average repair cost per unit for warranty claims.
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

Allowance for expected credit losses on retail receivables at the finance subsidiary in the United States
As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥48,652 million as of March 31, 2023, which included the allowance for ECL on retail receivables which amounted to ¥46,083 million. The allowance for ECL on retail receivables is measured at amounts according to the ECL methodology, including the determination on whether credit risk increased significantly since initial recognition. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the Company expects to receive, which can be affected by forward-looking economic conditions. At the finance subsidiary in the United States, ECL on retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.
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
Estimated end of term residual values of lease vehicles at the finance subsidiary in the United States
As discussed in Note 3(f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The Company’s equipment on operating leases as of March 31, 2023 was ¥4,726,292 million, which included leased vehicles at the finance subsidiary in the United States. Equipment on operating leases is depreciated to the lower of contract residual value or estimated end of term residual value, and adjustments to estimated end of term residual values are made prospectively on a straight-line basis over the remaining term of the lease. At the finance subsidiary in the United States, the primary factors that affect estimated end of term residual values of leased vehicles are the percentage of leased vehicles expected to be returned by the lessees and the expected market values of leased vehicles at the end of their lease terms. Factors considered in this evaluation include, among other factors, economic conditions, external market information on new and used vehicles, historical trends, and recent auction values.
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
June 2
3
, 2023

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Honda Motor Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Honda Motor Co., Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated June 2
3
, 2023 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June 2
3
, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
March 31, 2022 and 2023

		Yen (millions)
	Note	2022	2023
Assets
Current assets:
Cash and cash equivalents	5	¥3,674,931	¥3,803,014
Trade receivables	6	896,768	1,060,271
Receivables from financial services	7	1,694,113	1,899,493
Other financial assets	8	217,743	263,892
Inventories	9	1,918,548	2,167,184
Other current assets		439,322	384,494

Total current assets		8,841,425	9,578,348

Non-current assets:
Investments accounted for using the equity method	10	967,404	915,946
Receivables from financial services	7	3,740,383	3,995,259
Other financial assets	8	819,654	855,070
Equipment on operating leases	11	5,159,129	4,726,292
Property, plant and equipment	12	3,079,407	3,168,109
Intangible assets	13	849,507	870,900
Deferred tax assets	23	91,592	105,792
Other non-current assets		424,652	454,351

Total non-current assets		15,131,728	15,091,719

Total assets		¥23,973,153	¥24,670,067

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,236,233	¥1,426,333
Financing liabilities	15	3,118,304	3,291,195
Accrued expenses		375,601	419,570
Other financial liabilities	16	236,900	324,110
Income taxes payable		96,116	86,252
Provisions	17	268,388	362,701
Other current liabilities		672,857	741,963

Total current liabilities		6,004,399	6,652,124

Non-current liabilities:
Financing liabilities	15	4,984,252	4,373,973
Other financial liabilities	16	282,083	288,736
Retirement benefit liabilities	18	282,054	255,852
Provisions	17	253,625	270,169
Deferred tax liabilities	23	990,754	877,300
Other non-current liabilities		403,440	449,622

Total non-current liabilities		7,196,208	6,515,652

Total liabilities		13,200,607	13,167,776

Equity:
Common stock		86,067	86,067
Capital surplus		185,495	185,589
Treasury stock		(328,309)	(484,931)
Retained earnings		9,539,133	9,980,128
Other components of equity		990,438	1,417,397

Equity attributable to owners of the parent		10,472,824	11,184,250
Non-controlling interests		299,722	318,041

Total equity	19	10,772,546	11,502,291

Total liabilities and equity		¥23,973,153	¥24,670,067

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended March 31, 2021, 2022 and 2023

		Yen (millions)
	Note	2021	2022	2023
Sales revenue	20	¥13,170,519	¥14,552,696	¥16,907,725
Operating costs and expenses:
Cost of sales		(10,439,689)	(11,567,923)	(13,576,133)
Selling, general and administrative		(1,331,728)	(1,326,485)	(1,669,908)
Research and development	21	(738,894)	(787,056)	(880,915)

Total operating costs and expenses		(12,510,311)	(13,681,464)	(16,126,956)

Operating profit		660,208	871,232	780,769

Share of profit of investments accounted for using the equity method	10	272,734	202,512	117,445
Finance income and finance costs:
Interest income	22	19,805	25,627	73,071
Interest expense	22	(13,877)	(16,867)	(36,112)
Other, net	22	(24,817)	(12,314)	(55,608)

Total finance income and finance costs		(18,889)	(3,554)	(18,649)

Profit before income taxes		914,053	1,070,190	879,565
Income tax expense	23	(218,609)	(309,489)	(162,256)

Profit for the year		¥695,444	¥760,701	¥717,309

Profit for the year attributable to:
Owners of the parent		657,425	707,067	651,416
Non-controlling interests		38,019	53,634	65,893

		Yen
		2021	2022	2023
Earnings per share attributable to owners of the parent Basic and diluted	24	¥380.75	¥411.09	¥384.02
See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended March 31, 2021, 2022 and 2023

		Yen (millions)
	Note	2021	2022	2023
Profit for the year		¥695,444	¥760,701	¥717,309

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		238,262	117,042	3,350
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		67,603	58,635	(18,465)
Share of other comprehensive income of investments accounted for using the equity method	10	4,910	1,786	292
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(43)	(682)	(474)
Exchange differences on translating foreign operations		239,097	680,724	422,960
Share of other comprehensive income of investments accounted for using the equity method	10	27,350	77,447	30,429

Total other comprehensive income, net of tax	19	577,179	934,952	438,092

Comprehensive income for the year		¥1,272,623	¥1,695,653	¥1,155,401

Comprehensive income for the year attributable to:
Owners of the parent		1,214,757	1,619,997	1,081,429
Non-controlling interests		57,866	75,656	73,972

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years ended March 31, 2021, 2022 and 2023

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2020		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the year
Profit for the year					657,425		657,425	38,019	695,444
Other comprehensive income, net of tax	19					557,332	557,332	19,847	577,179

Total comprehensive income for the year					657,425	557,332	1,214,757	57,866	1,272,623
Reclassification to retained earnings	19				245,983	(245,983)	—		—
Transactions with owners and other
Dividends paid	19				(145,090)		(145,090)	(43,348)	(188,438)
Purchases of treasury stock				(6)			(6)		(6)
Disposal of treasury stock				160			160		160
Share-based payment transactions			226				226		226
Equity transactions and others								2,251	2,251

Total transactions with owners and other			226	154	(145,090)		(144,710)	(41,097)	(185,807)

Balance as of March 31, 2021		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the year
Profit for the year					707,067		707,067	53,634	760,701
Other comprehensive income, net of tax	19					912,930	912,930	22,022	934,952

Total comprehensive income for the year					707,067	912,930	1,619,997	75,656	1,695,653
Reclassification to retained earnings	19				119,202	(119,202)	—		—
Transactions with owners and other
Dividends paid	19				(188,402)		(188,402)	(45,131)	(233,533)
Purchases of treasury stock				(62,758)			(62,758)		(62,758)
Disposal of treasury stock				578			578		578
Share-based payment transactions			(233)				(233)		(233)
Equity transactions and others			13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other			13,446	(54,523)	(188,402)		(229,479)	(66,467)	(295,946)

Balance as of March 31, 2022		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the year
Profit for the year					651,416		651,416	65,893	717,309
Other comprehensive income, net of tax	19					430,013	430,013	8,079	438,092

Total comprehensive income for the year					651,416	430,013	1,081,429	73,972	1,155,401
Reclassification to retained earnings	19				3,054	(3,054)	—		—
Transactions with owners and other
Dividends paid	19				(213,475)		(213,475)	(51,601)	(265,076)
Purchases of treasury stock				(157,001)			(157,001)		(157,001)
Disposal of treasury stock				379			379		379
Share-based payment transactions			94				94		94
Equity transactions and others								(4,052)	(4,052)

Total transactions with owners and other			94	(156,622)	(213,475)		(370,003)	(55,653)	(425,656)

Balance as of March 31, 2023		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 31, 2021, 2022 and 2023

		Yen (millions)
	Note	2021	2022	2023
Cash flows from operating activities:
Profit before income taxes		¥914,053	¥1,070,190	¥879,565
Depreciation, amortization and impairment losses excluding equipment on operating leases		624,239	611,063	721,630
Share of profit of investments accounted for using the equity method		(272,734)	(202,512)	(117,445)
Finance income and finance costs, net		22,630	(56,352)	(71,661)
Interest income and interest costs from financial services, net		(137,178)	(155,872)	(146,461)
Changes in assets and liabilities
Trade receivables		(133,788)	(24,037)	(155,924)
Inventories		68,281	(208,895)	(171,467)
Trade payables		101,301	50,122	105,272
Accrued expenses		(40,927)	(68,811)	42,122
Provisions and retirement benefit liabilities		106,829	(156,079)	90,880
Receivables from financial services		(59,934)	509,741	(41,480)
Equipment on operating leases		(161,579)	171,600	768,070
Other assets and liabilities		(72,473)	28,981	218,369
Other, net		5,190	(19,782)	(1,222)
Dividends received		191,112	193,555	244,902
Interest received		236,729	237,724	324,234
Interest paid		(113,100)	(97,884)	(159,020)
Income taxes paid, net of refund		(206,272)	(203,130)	(401,342)

Net cash provided by operating activities		1,072,379	1,679,622	2,129,022
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(318,410)	(268,143)	(475,048)
Payments for additions to and internally developed intangible assets		(232,727)	(181,083)	(157,440)
Proceeds from sales of property, plant and equipment and intangible assets		6,770	27,108	16,206
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		2,230	—	—
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		—	—	740
Payments for acquisitions of investments accounted for using the equity method		(110,747)	—	(23,826)
Proceeds from sales of investments accounted for using the equity method		12,570	—	—
Payments for acquisitions of other financial assets		(433,375)	(488,631)	(527,334)
Proceeds from sales and redemptions of other financial assets		276,808	534,693	488,642

Net cash used in investing activities		(796,881)	(376,056)	(678,060)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		9,115,347	7,487,724	9,127,333
Repayments of short-term financing liabilities		(9,294,859)	(7,960,144)	(8,684,799)
Proceeds from long-term financing liabilities		1,948,835	2,002,823	971,067
Repayments of long-term financing liabilities		(1,798,429)	(1,761,561)	(2,382,190)
Dividends paid to owners of the parent		(145,090)	(188,402)	(213,475)
Dividends paid to non-controlling interests		(41,755)	(53,813)	(51,376)
Purchases and sales of treasury stock, net		154	(62,180)	(156,622)
Repayments of lease liabilities		(67,628)	(80,165)	(78,297)
Other, net		(555)	—	—

Net cash used in financing activities		(283,980)	(615,718)	(1,468,359)
Effect of exchange rate changes on cash and cash equivalents		94,149	229,063	145,480

Net change in cash and cash equivalents		85,667	916,911	128,083
Cash and cash equivalents at beginning of year		2,672,353	2,758,020	3,674,931

Cash and cash equivalents at end of year	5	¥2,758,020	¥3,674,931	¥3,803,014

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1) Reporting Entity
Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.
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
(d) New Accounting Standards and Interpretations Not Yet Adopted
None of new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2023 have a significant effect on the consolidated financial statements.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

•	Recognition of intangible assets arising from development (note 3(h))

•	Accounting for contracts including lease (note 3(i))
Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	End of term residual values of operating lease vehicles (note 3(f))

•	Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income (notes 6, 7 and 8)

•	Fair value of financial instruments (note 26)

•	Net realizable value of inventories (note 9)

•	Recoverable amount of non-financial assets (notes 11, 12 and 13)

•	Measurement of provisions (note 17)

•	Measurement of net defined benefit liabilities (assets) (note 18)

•	Recoverability of deferred tax assets (note 23)

•	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities (note 28)
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
Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2021, 2022 and 2023.
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
Our most significant finance subsidiary located in the United States determines contractual residual values of operating lease vehicles at lease inception based on expectations of used vehicle values at the end of their lease term. The finance subsidiary in the United States depreciates operating lease vehicles on a straight-line basis over the lease term to the lower of contract residual values or estimated end of term residual values. The finance subsidiary in the United States assesses its estimates for end of term residual values of lease vehicles, at minimum, on a quarterly basis. Adjustments to estimated residual values are made on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense. Lease customers have the option at the end of the lease term to return the vehicle to the dealer or to buy the vehicle for the contractual residual value (or if purchased prior to lease maturity, for the outstanding contractual balance). Returned lease vehicles can be purchased by the grounding dealer for the contractual residual value (or if purchased prior to lease maturity, for the outstanding contractual balance) or a market based price. Returned lease vehicles that are not purchased by the grounding dealers are sold through online and physical auctions.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Property, plant and equipment in the consolidated statements of financial position includes right-of-use
assets under lease arrangements. For the accounting for the
right-of-use
assets, see note “(3) Significant Accounting Policies (i) Lease.”
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
non-lease
components as a single lease component.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
The present value of defined benefit obligations and service cost are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that are consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.
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
(n) Revenue Recognition
1) Sale of products
Sales of products are reported by Motorcycle business, Automobile business, Power products and other businesses. For details of the information on each business, see note 4.
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
Honda has adopted amendments to IAS
12
“International Tax Reform—Pillar Two Model Rules” issued on May 23, 2023, and has neither recognized nor disclosed information about deferred tax assets and liabilities related to the income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic
Co-operation
and Development(OECD), including tax law that implements qualified domestic minimum top-up
taxes described in those rules.
(p) Earnings per Share
Basic earnings per share is calculated by dividing profit for the year attributable to owners of the parent by the weighted average number of common shares outstanding during the period.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(4) Segment Information
Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product
s
and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s consolidated financial statements.
Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(a) Segment Information
Segment information as of and for the years ended March 31, 2021, 2022 and 2023 is as follows:
As of and for the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product s and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,787,283	¥8,567,205	¥2,494,294	¥321,737	¥13,170,519	¥—	¥13,170,519
Intersegment	—	212,144	12,494	20,107	244,745	(244,745)	—

Total	1,787,283	8,779,349	2,506,788	341,844	13,415,264	(244,745)	13,170,519

Segment profit (loss)	¥224,608	¥90,255	¥356,980	¥(11,635)	¥660,208	¥—	¥660,208

Share of profit of investments accounted for using the equity method	¥18,164	¥254,079	¥—	¥491	¥272,734	¥—	¥272,734
Segment assets	1,555,057	8,643,109	10,832,645	374,169	21,404,980	516,050	21,921,030
Investments accounted for using the equity method	88,476	796,036	—	6,490	891,002	—	891,002
Depreciation and amortization	68,258	515,241	825,975	15,644	1,425,118	—	1,425,118
Capital expenditures	48,800	500,431	2,006,264	11,609	2,567,104	—	2,567,104
Impairment losses on non-financial assets	726	19,999	(16,319)	357	4,763	—	4,763
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	(5,038)	—	(5,038)	—	(5,038)
As of and for the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product s and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,185,253	¥9,147,498	¥2,820,667	¥399,278	¥14,552,696	¥—	¥14,552,696
Intersegment	—	213,095	2,656	22,480	238,231	(238,231)	—

Total	2,185,253	9,360,593	2,823,323	421,758	14,790,927	(238,231)	14,552,696

Segment profit (loss)	¥311,492	¥236,207	¥333,032	¥(9,499)	¥871,232	¥—	¥871,232

Share of profit of investments accounted for using the equity method	¥33,510	¥168,415	¥—	¥587	¥202,512	¥—	¥202,512
Segment assets	1,448,926	9,563,553	11,318,756	475,124	22,806,359	1,166,794	23,973,153
Investments accounted for using the equity method	104,535	855,309	—	7,560	967,404	—	967,404
Depreciation and amortization	65,423	510,755	883,712	17,018	1,476,908	—	1,476,908
Capital expenditures	49,203	410,169	2,028,700	15,748	2,503,820	—	2,503,820
Impairment losses on non-financial assets	(23)	13,097	1,874	276	15,224	—	15,224
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	9,282	—	9,282	—	9,282

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product s and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,908,983	¥10,593,519	¥2,954,098	¥451,125	¥16,907,725	¥—	¥16,907,725
Intersegment	—	188,198	2,046	25,307	215,551	(215,551)	—

Total	2,908,983	10,781,717	2,956,144	476,432	17,123,276	(215,551)	16,907,725

Segment profit (loss)	¥488,709	¥(16,629)	¥285,857	¥22,832	¥780,769	¥—	¥780,769

Share of profit of investments accounted for using the equity method	¥49,119	¥66,973	¥—	¥1,353	¥117,445	¥—	¥117,445
Segment assets	1,580,521	10,082,519	11,197,017	480,166	23,340,223	1,329,844	24,670,067
Investments accounted for using the equity method	110,665	795,973	—	9,308	915,946	—	915,946
Depreciation and amortization	65,746	600,617	908,942	21,571	1,596,876	—	1,596,876
Capital expenditures	59,101	613,351	1,546,683	14,386	2,233,521	—	2,233,521
Impairment losses on non-financial assets	4,662	24,777	5,259	91	34,789	—	34,789
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	27,018	—	27,018	—	27,018

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
4.
Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2021, 2022 and 2023 amounted to ¥696,327 million, ¥1,319,995 million and ¥1,462,656 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.
Provisions for product warranties accrued for the years ended March 31, 2021, 2022 and 2023 are ¥272,076 million, ¥118,378 million and ¥289,850 million, respectively. These are mainly included in Automobile business.

6.
The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2021, 2022 and 2023 are ¥28,420 million, ¥11,295 million and ¥8,400 million respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Power product
s
and other businesses.

7.	Right-of-use assets are not included in Capital expenditures.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Product or Service Groups Information
Sales revenue by product or service groups of Honda for the years ended March 31, 2021, 2022 and 2023 is as follows:

	Yen (millions)
	2021	2022	2023
Motorcycles and relevant parts	¥1,658,871	¥2,066,557	¥2,742,572
All-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	128,412	118,696	166,411
Automobiles and relevant parts	9,746,374	10,582,764	12,093,972
Financial services	1,315,125	1,385,401	1,453,645
Power products and relevant parts	257,237	294,577	360,385
Others	64,500	104,701	90,740

Total	¥13,170,519	¥14,552,696	¥16,907,725

(c) Geographical Information
The sales revenue and carrying amounts of
non-current
assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2021, 2022 and 2023 are as follows:
As of and for the year ended March 31, 2021

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,190,797	¥6,291,857	¥4,687,865	¥13,170,519
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,050,270	¥4,242,405	¥1,641,793	¥8,934,468
As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,354,532	¥6,728,800	¥5,469,364	¥14,552,696
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,036,832	¥4,490,562	¥1,768,697	¥9,296,091
As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,409,584	¥7,905,936	¥6,592,205	¥16,907,725
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,937,148	¥4,373,329	¥1,728,475	¥9,038,952

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,409,584	¥8,939,259	¥675,728	¥4,068,234	¥814,920	¥16,907,725	¥—	¥16,907,725
Inter-geographic areas	2,138,418	476,993	27,990	789,603	4,695	3,437,699	(3,437,699)	—

Total	4,548,002	9,416,252	703,718	4,857,837	819,615	20,345,424	(3,437,699)	16,907,725

Operating profit (loss)	¥25,821	¥258,805	¥(2,556)	¥408,728	¥58,935	¥749,733	¥31,036	¥780,769

Assets	¥5,306,084	¥13,467,383	¥648,614	¥3,771,171	¥690,904	¥23,884,156	¥785,911	¥24,670,067
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,937,148	¥5,192,731	¥47,869	¥685,311	¥175,893	¥9,038,952	¥—	¥9,038,952

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

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
5.
Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2021, 2022 and 2023 amounted to ¥696,327 million, ¥1,319,995 million and ¥1,462,656 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Cash and Cash Equivalents
Cash and cash equivalents as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Cash and deposits	¥2,654,447	¥2,822,949
Cash equivalents	1,020,484	980,065

Total	¥3,674,931	¥3,803,014

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(6) Trade Receivables
Trade receivables are classified as financial assets measured at amortized cost.
Trade receivables as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Trade accounts and notes receivable	¥793,022	¥900,312
Other	112,591	168,579
Allowance for impairment losses	(8,845)	(8,620)

Total	¥896,768	¥1,060,271

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Balance at beginning of year	¥11,302	¥10,521	¥8,845

Remeasurement	¥516	¥260	¥297
Write-offs	(1,312)	(2,648)	(757)
Exchange differences on translating foreign operations	15	712	235

Balance at end of year	¥10,521	¥8,845	¥8,620

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Receivables from financial services as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Consumer finance receivables:
Retail	¥5,054,428	¥5,363,260
Finance lease	145,932	174,256
Dealer finance receivables:
Wholesale	284,506	421,166

Subtotal	¥5,484,866	¥5,958,682

Allowance for credit losses	¥(39,063)	¥(48,652)
Unearned interest income and fees	(11,307)	(15,278)

Total	¥5,434,496	¥5,894,752

Current assets	¥1,694,113	¥1,899,493
Non-current assets	3,740,383	3,995,259

Total	¥5,434,496	¥5,894,752

Finance lease receivables
The lease payments receivable under the finance leases by maturity as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Within 1 year	¥25,066	¥32,525
Between 1 and 2 years	25,569	33,924
Between 2 and 3 years	13,192	20,381
Between 3 and 4 years	9,335	13,497
Between 4 and 5 years	2,153	4,020
Later than 5 years	1,827	5,008

Undiscounted lease payments receivable	¥77,142	¥109,355

Unearned finance income	¥(4,603)	¥(8,417)

Unguaranteed residual value	¥62,086	¥58,040

Net investment in the lease	¥134,625	¥158,978

For the nature of the lessor’s leasing activities and the risk management strategy, see note
3(i) and (j
).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses
The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2021, 2022 and 2023 are as follows:
For the years ended March 31, 2021, 2022 and 2023

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2020	¥26,655	¥26,632	¥6,954	¥60,241

Remeasurement	¥(3,286)	¥(20,319)	¥18,827	¥(4,778)
Write-offs		—	(20,733)	(20,733)
Exchange differences on translating foreign operations	111	(390)	(165)	(444)

Balance as of March 31, 2021	¥23,480	¥5,923	¥4,883	¥34,286

Remeasurement	¥(2,513)	¥(925)	¥13,701	¥10,263
Write-offs	—	—	(12,256)	(12,256)
Exchange differences on translating foreign operations	2,822	516	1,136	4,474

Balance as of March 31, 2022	¥23,789	¥5,514	¥7,464	¥36,767

Remeasurement	¥868	¥5,288	¥20,673	¥26,829
Write-offs	—	—	(19,942)	(19,942)
Exchange differences on translating foreign operations	1,810	270	349	2,429

Balance as of March 31, 2023	¥26,467	¥11,072	¥8,544	¥46,083

Finance lease:
Balance as of April 1, 2020	¥481	¥96	¥113	¥690

Remeasurement	¥(65)	¥71	¥136	¥142
Write-offs	—	—	(107)	(107)
Exchange differences on translating foreign operations	54	17	17	88

Balance as of March 31, 2021	¥470	¥184	¥159	¥813

Remeasurement	¥(339)	¥(98)	¥182	¥(255)
Write-offs	—	—	(97)	(97)
Exchange differences on translating foreign operations	8	6	12	26

Balance as of March 31, 2022	¥139	¥92	¥256	¥487

Remeasurement	¥49	¥(28)	¥(24)	¥(3)
Write-offs	—	—	(35)	(35)
Exchange differences on translating foreign operations	4	5	7	16

Balance as of March 31, 2023	¥192	¥69	¥204	¥465

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Wholesale:
Balance as of April 1, 2020	¥1,437	¥318	¥782	¥2,537

Remeasurement	¥160	¥(270)	¥(292)	¥(402)
Write-offs	—	—	18	18
Exchange differences on translating foreign operations	144	14	(44)	114

Balance as of March 31, 2021	¥1,741	¥62	¥464	¥2,267

Remeasurement	¥(649)	¥(46)	¥(31)	¥(726)
Write-offs	—	—	30	30
Exchange differences on translating foreign operations	84	1	153	238

Balance as of March 31, 2022	¥1,176	¥17	¥616	¥1,809

Remeasurement	¥(263)	¥(8)	¥463	¥192
Write-offs	—	—	33	33
Exchange differences on translating foreign operations	63	1	6	70

Balance as of March 31, 2023	¥976	¥10	¥1,118	¥2,104

Total:
Balance as of April 1, 2020	¥28,573	¥27,046	¥7,849	¥63,468

Remeasurement	¥(3,191)	¥(20,518)	¥18,671	¥(5,038)
Write-offs	—	—	(20,822)	(20,822)
Exchange differences on translating foreign operations	309	(359)	(192)	(242)

Balance as of March 31, 2021	¥25,691	¥6,169	¥5,506	¥37,366

Remeasurement	¥(3,501)	¥(1,069)	¥13,852	¥9,282
Write-offs	—	—	(12,323)	(12,323)
Exchange differences on translating foreign operations	2,914	523	1,301	4,738

Balance as of March 31, 2022	¥25,104	¥5,623	¥8,336	¥39,063

Remeasurement	¥654	¥5,252	¥21,112	¥27,018
Write-offs	—	—	(19,944)	(19,944)
Exchange differences on translating foreign operations	1,877	276	362	2,515

Balance as of March 31, 2023	¥27,635	¥11,151	¥9,866	¥48,652

For more information on allowance for credit losses, see note 25(c).

HONDA MOTOR CO., L
TD. AN
D SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets
Other financial assets as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥166,936	¥164,503
Debt securities	79,176	85,235
Guaranty deposits	11,499	12,689
Restricted cash	53,290	65,723
Other	4,352	4,167
Allowance for impairment losses	(3,212)	(2,988)
Financial assets measured at fair value through other comprehensive income:
Debt securities	19,984	26,555
Equity securities	468,783	475,138
Financial assets measured at fair value through profit or loss:
Derivatives	134,338	185,968
Debt securities	102,251	101,972

Total	¥1,037,397	¥1,118,962

Current assets	¥217,743	¥263,892
Non-current assets	819,654	855,070

Total	¥1,037,397	¥1,118,962

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Balance at beginning of year	¥3,364	¥3,358	¥3,212

Remeasurement	¥792	¥42	¥232
Write-offs	(805)	(191)	(461)
Exchange differences on translating foreign operations	7	3	5

Balance at end of year	¥3,358	¥3,212	¥2,988

The allowance for impairment losses on other financial assets for the years ended March 31, 2021, 2022 and 2023 are mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2022 and 2023 are as follows:
As of March 31, 2022

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥226,938
GM Cruise Holdings LLC	105,916
Stanley Electric Co., Ltd.	21,463
Mitsubishi UFJ Financial Group, Inc.	11,026
SES AI Corporation	8,307
Tokio Marine Holdings, Inc.	7,789
As of March 31, 2023

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥181,366
GM Cruise Holdings LLC	115,556
Stanley Electric Co., Ltd.	49,051
Mitsubishi UFJ Financial Group, Inc.	12,296
Tokio Marine Holdings, Inc.	8,349
Chubb Limited	7,998
(9) Inventories
Inventories as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Finished goods	¥907,872	¥1,154,926
Work in process	90,871	95,041
Raw materials	919,805	917,217

Total	¥1,918,548	¥2,167,184

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2021, 2022 and 2023 are ¥28,420 million, ¥11,295 million and ¥8,400 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method
Honda’s equity in affiliates and joint ventures as of March 31, 2022 and 2023 is as follows:

	Yen (millions)
	2022	2023
Investments accounted for using the equity method:
Affiliates	¥544,563	¥499,942
Joint ventures	422,841	416,004

Total	¥967,404	¥915,946

Honda’s equity of undistributed earnings:
Affiliates	¥177,231	¥87,284
Joint ventures	279,288	259,675

Total	¥456,519	¥346,959

For the year ended March 31, 2023, for certain investments accounted for using the equity method with quoted market prices in active markets, the Company recognized impairment losses to the recoverable amounts based on the fair values because there was objective evidence of impairment due to declines in quoted market prices.
Furthermore, for certain investments accounted for using the equity method with no quoted market prices in active markets, the Company recognized impairment losses to the recoverable amounts based on the value in use because there was objective evidence of impairment where the transaction price in the share purchase agreement executed during the year ended March 31, 2023 was below the acquisition cost.
The Company recognized impairment losses of ¥68,545 million in total, which are included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in Automobile business.
Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2021, 2022 and 2023 is as follows:

	Yen (millions)
	2021	2022	2023
Profit for the year:
Affiliates	¥53,511	¥(17,844)	¥(81,504)
Joint ventures	219,223	220,356	198,949

Total	¥272,734	¥202,512	¥117,445

Other comprehensive income:
Affiliates	¥(1,197)	¥26,673	¥25,920
Joint ventures	33,457	52,560	4,801

Total	¥32,260	¥79,233	¥30,721

Comprehensive income for the year:
Affiliates	¥52,314	¥8,829	¥(55,584)
Joint ventures	252,680	272,916	203,750

Total	¥304,994	¥281,745	¥148,166

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. as of March 31, 2022 and 2023 is as follows:

	Yen (millions)
	2022	2023
Current assets	¥747,397	¥615,524
Non-current assets	252,219	279,691

Total assets	999,616	895,215

Current liabilities	610,379	520,257
Non-current liabilities	34,182	31,680

Total liabilities	644,561	551,937

Total equity	¥355,055	¥343,278

Honda’s share of total equity (50%)	177,527	171,639
Equity method adjustments	(697)	(636)

Carrying amount of its interest in the joint venture	¥176,830	¥171,003

Cash and cash equivalents included in current assets	¥301,839	¥99,862
Financial liabilities (excluding trade payables and provisions) included in current liabilities	6,168	6,803
Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. for the years ended March 31, 2021, 2022 and 2023 is as follows:

	Yen (millions)
	2021	2022	2023
Sales revenue	¥2,201,051	¥1,994,534	¥1,777,882
Interest income	9,412	10,653	8,441
Depreciation and amortization	23,055	25,996	28,052
Income tax expense	65,102	60,868	52,826
Profit for the year	197,217	182,989	157,914
Other comprehensive income	25,462	44,812	3,256

Comprehensive income for the year	¥222,679	¥227,801	¥161,170

Comprehensive income for the year (50%)	111,340	113,901	80,585
Equity method adjustments	53	607	67

Honda’s share of comprehensive income for the year	¥111,393	¥114,508	¥80,652

Dividend from the joint venture to Honda	¥102,767	¥79,191	¥86,506

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2022 and 2023, and for the years ended March 31, 2021, 2022 and 2023 is as follows:

	Yen (millions)
For the year ended March 31, 2021	Motorcycle Business	Automobile Business	Power Product s and Other Businesses	Total
Sales revenue	¥122,605	¥1,933,675	¥6,331	¥2,062,611
Profit for the year	2,552	2,593	843	5,988

	Yen (millions)
As of and for the year ended March 31, 2022	Motorcycle Business	Automobile Business	Power Product s and Other Businesses	Total
Current assets	¥64,324	¥1,542,414	¥14,313	¥1,621,051
Non-current assets	28,330	2,030,822	22,928	2,082,080

Total assets	92,654	3,573,236	37,241	3,703,131

Current liabilities	25,819	1,013,738	3,768	1,043,325
Non-current liabilities	5,003	583,308	1,065	589,376

Total liabilities	30,822	1,597,046	4,833	1,632,701

Total equity	¥61,832	¥1,976,190	¥32,408	¥2,070,430

Sales revenue	¥173,696	¥3,120,190	¥7,146	¥3,301,032
Profit for the year	7,233	73,169	996	81,398

	Yen (millions)
As of and for the year ended March 31, 2023	Motorcycle Business	Automobile Business	Power Product s and Other Businesses	Total
Current assets	¥64,051	¥1,746,374	¥18,441	¥1,828,866
Non-current assets	25,654	2,050,459	24,110	2,100,223

Total assets	89,705	3,796,833	42,551	3,929,089

Current liabilities	29,887	1,205,478	4,319	1,239,684
Non-current liabilities	3,109	539,040	655	542,804

Total liabilities	32,996	1,744,518	4,974	1,782,488

Total equity	¥56,709	¥2,052,315	¥37,577	¥2,146,601

Sales revenue	¥189,332	¥3,800,943	¥9,187	¥3,999,462
Profit for the year	10,038	(45,204)	1,901	(33,265)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2022 and 2023, and for the years ended March 31, 2021, 2022 and 2023 is as follows:

	Yen (millions)
For the year ended March 31, 2021	Motorcycle Business	Automobile Business	Power Product s and Other Businesses	Total
Sales revenue	¥543,504	¥4,839,927	¥3,443	¥5,386,874
Profit for the year	33,115	403,088	174	436,377

	Yen (millions)
As of and for the year ended March 31, 2022	Motorcycle Business	Automobile Business	Power Product s and Other Businesses	Total
Current assets	¥272,962	¥1,810,581	¥4,771	¥2,088,314
Non-current assets	130,271	479,707	909	610,887

Total assets	403,233	2,290,288	5,680	2,699,201

Current liabilities	227,215	1,513,623	1,704	1,742,542
Non-current liabilities	17,769	70,675	665	89,109

Total liabilities	244,984	1,584,298	2,369	1,831,651

Total equity	¥158,249	¥705,990	¥3,311	¥867,550

Sales revenue	¥811,764	¥4,612,394	¥3,940	¥5,428,098
Profit for the year	62,907	375,642	363	438,912

	Yen (millions)
As of and for the year ended March 31, 2023	Motorcycle Business	Automobile Business	Power Product s and Other Businesses	Total
Current assets	¥337,603	¥1,579,996	¥3,677	¥1,921,276
Non-current assets	134,567	544,319	989	679,875

Total assets	472,170	2,124,315	4,666	2,601,151

Current liabilities	275,607	1,397,048	1,791	1,674,446
Non-current liabilities	23,272	74,136	2,184	99,592

Total liabilities	298,879	1,471,184	3,975	1,774,038

Total equity	¥173,291	¥653,131	¥691	¥827,113

Sales revenue	¥1,071,031	¥4,360,348	¥6,022	¥5,437,401
Profit for the year	93,766	304,119	1,779	399,664
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
For the year ended March 31, 2021, upon the successful completion of the Tender Offers for the Target Companies, the Company recognized reversal of impairment losses of ¥56,849 million which had been previously recognized on the investments in certain Target Companies accounted for using the equity method, based on quoted market values which had increased since the announcement of the Tender Offers. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in Automobile business. For the year ended March 31, 2022 and 2023, the Company did not recognize any significant reversal of impairment losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases
Equipment on operating leases are mainly vehicles.
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2022 and 2023 are as follows:
(Cost)

Yen (millions)
Balance as of April 1, 2021	¥6,302,709

Additions	¥2,026,098
Sales or disposal	(2,171,117)
Exchange differences on translating foreign operations	509,447
Other	—

Balance as of March 31, 2022	¥6,667,137

Additions	¥1,543,448
Sales or disposal	(2,357,684)
Exchange differences on translating foreign operations	414,052
Other	—

Balance as of March 31, 2023	¥6,266,953

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2021	¥(1,382,793)

Depreciation	¥(879,196)
Sales or disposal	856,835
Exchange differences on translating foreign operations	(100,982)
Other	(1,872)

Balance as of March 31, 2022	¥(1,508,008)

Depreciation	¥(904,778)
Sales or disposal	955,122
Exchange differences on translating foreign operations	(77,740)
Other	(5,257)

Balance as of March 31, 2023	¥(1,540,661)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2022	¥5,159,129
Balance as of March 31, 2023	4,726,292

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Future lease payments)
Future lease payments expected to be received under the operating leases by maturity as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Within 1 year	¥824,769	¥737,110
Between 1 and 2 years	574,536	458,830
Between 2 and 3 years	240,437	220,722
Between 3 and 4 years	84,911	78,727
Between 4 and 5 years	27,796	25,641
Later than 5 years	—	10,148

Total	¥1,752,449	¥1,531,178

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.
(Lease income)
Operating leases income for the years ended March 31, 2022 and 2023 are ¥1,134,898 million and ¥1,152,964 million, respectively.
(12) Property, Plant and Equipment
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2022 and 2023 are as follows:
(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2021	¥628,724	¥2,558,905	¥5,687,117	¥217,198	¥9,091,944

Additions	8,473	26,268	102,835	229,253	366,829
Reclassification	387	28,766	199,242	(228,395)	—
Sales or disposal	(4,151)	(33,722)	(275,348)	—	(313,221)
Exchange differences on translating foreign operations	11,585	123,536	429,662	21,124	585,907
Other	454	(5,487)	4,421	(1,606)	(2,218)

Balance as of March 31, 2022	¥645,472	¥2,698,266	¥6,147,929	¥237,574	¥9,729,241

Additions	10,366	35,335	87,630	444,732	578,063
Reclassification	4,198	47,021	476,942	(528,161)	—
Sales or disposal	(9,980)	(80,024)	(297,580)	—	(387,584)
Deconsolidation	(3,580)	(19,932)	(82,733)	(3,384)	(109,629)
Exchange differences on translating foreign operations	7,167	84,744	285,024	16,047	392,982
Other	275	(6,556)	(1,572)	(2,029)	(9,882)

Balance as of March 31, 2023	¥653,918	¥2,758,854	¥6,615,640	¥164,779	¥10,193,191

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2021	¥(16,609)	¥(1,496,313)	¥(4,555,420)	¥(2,088)	¥(6,070,430)

Depreciation	(7,087)	(88,928)	(342,254)	—	(438,269)
Sales or disposal	1,403	22,920	251,628	—	275,951
Exchange differences on translating foreign operations	(235)	(68,557)	(344,775)	(19)	(413,586)
Other	(391)	(2,324)	(1,889)	1,104	(3,500)

Balance as of March 31, 2022	¥(22,919)	¥(1,633,202)	¥(4,992,710)	¥(1,003)	¥(6,649,834)

Depreciation	(6,025)	(96,136)	(410,340)	—	(512,501)
Sales or disposal	6,090	72,290	274,535	—	352,915
Deconsolidation	2,580	18,743	80,882	3,384	105,589
Exchange differences on translating foreign operations	(87)	(48,748)	(245,648)	126	(294,357)
Other	(2,863)	(7,768)	(12,857)	(3,406)	(26,894)

Balance as of March 31, 2023	¥(23,224)	¥(1,694,821)	¥(5,306,138)	¥(899)	¥(7,025,082)

(Carrying amount)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2022	¥622,553	¥1,065,064	¥1,155,219	¥236,571	¥3,079,407
Balance as of March 31, 2023	630,694	1,064,033	1,309,502	163,880	3,168,109
For commitments for purchases of property, plant and equipment, see note 28.
(Right-of-use
Assets)
Property, plant and equipment in the consolidated statements of financial position includes the right-of-use
assets under lease arrangements, which are mainly included in Automobile business.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the
right-of-use
assets for the years ended March 31, 2022 and 2023 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total
Balance as of April 1, 2021	¥80,543	¥135,303	¥79,484	¥295,330

Additions	8,283	18,952	61,189	88,424
Depreciation	(7,087)	(15,882)	(45,326)	(68,295)
Other	(102)	(8,192)	535	(7,759)

Balance as of March 31, 2022	¥81,637	¥130,181	¥95,882	¥307,700

Additions	10,386	30,294	43,474	84,154
Depreciation	(6,025)	(15,887)	(51,193)	(73,105)
Other	370	(8,529)	(2,245)	(10,404)

Balance as of March 31, 2023	¥86,368	¥136,059	¥85,918	¥308,345

(13) Intangible Assets
The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2022 and 2023 are as follows:
(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2021	¥1,108,616	¥429,222	¥60,905	¥1,598,743

Additions	¥—	¥8,597	¥11,235	¥19,832
Internally developed	159,174	20,311	—	179,485
Sales or disposal	(118,065)	(15,760)	(12,966)	(146,791)
Exchange differences on translating foreign operations	6,565	22,365	6,057	34,987
Other	—	(2,484)	(339)	(2,823)

Balance as of March 31, 2022	¥1,156,290	¥462,251	¥64,892	¥1,683,433

Additions	¥—	¥12,163	¥35,103	¥47,266
Internally developed	120,811	28,088	—	148,899
Sales or disposal	(267,115)	(5,107)	(9,741)	(281,963)
Exchange differences on translating foreign operations	4,280	15,870	3,503	23,653
Other	—	4,285	(336)	3,949

Balance as of March 31, 2023	¥1,014,266	¥517,550	¥93,421	¥1,625,237

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2021	¥(437,213)	¥(329,104)	¥(13,663)	¥(779,980)

Amortization	¥(129,384)	¥(29,290)	¥(769)	¥(159,443)
Sales or disposal	118,065	15,003	3,447	136,515
Exchange differences on translating foreign operations	(1,288)	(17,442)	(906)	(19,636)
Other	(12,821)	1,364	75	(11,382)

Balance as of March 31, 2022	¥(462,641)	¥(359,469)	¥(11,816)	¥(833,926)

Amortization	¥(149,659)	¥(29,058)	¥(880)	¥(179,597)
Sales or disposal	267,115	4,693	938	272,746
Exchange differences on translating foreign operations	(719)	(12,893)	(758)	(14,370)
Other	—	(1,036)	1,846	810

Balance as of March 31, 2023	¥(345,904)	¥(397,763)	¥(10,670)	¥(754,337)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2022	¥693,649	¥102,782	¥53,076	¥849,507
Balance as of March 31, 2023	668,362	119,787	82,751	870,900
Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.
For commitments for purchases of intangible assets, see note 28.
(14) Trade Payables
Trade payables are classified as financial liabilities measured at amortized cost.
Trade payables as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Trade accounts and notes payable	¥1,047,623	¥1,181,893
Other	188,610	244,440

Total	¥1,236,233	¥1,426,333

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(15) Financing Liabilities
Financing liabilities are classified as financial liabilities measured at amortized cost.
Financing liabilities presented in current liabilities as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Current:
Commercial paper	¥421,801	¥965,468
Loans	434,675	358,874
Asset-backed securities	50,067	41,433

Subtotal	¥906,543	¥1,365,775

Reclassification from non-current liabilities (Current portion)	¥2,211,761	¥1,925,420

Total	¥3,118,304	¥3,291,195

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current
liabilities) as of March 31, 2022 and 2023 are as follows:

	2022	2023
Weighted average interest rate	1.01%	4.29%
Financing liabilities presented in
non-current
liabilities as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Non-current:
Loans	¥1,026,769	¥958,836
Medium-term notes	3,996,486	3,359,462
Corporate bonds	1,035,379	1,001,187
Asset-backed securities	1,137,379	979,908

Subtotal	¥7,196,013	¥6,299,393

Reclassification to current liabilities (Current portion)	¥(2,211,761)	¥(1,925,420)

Total	¥4,984,252	¥4,373,973

The interest rate range and payment due date for financing liabilities presented in non-current
liabilities (including reclassification to current liabilities) as of March 31, 2022 and 2023 are as follows:

	2022	2023
Loans	Interest rate: 0.07% - 11.75% Due: 2022 - 2046	Interest rate: 0.14% - 12.90% Due: 2023 - 2046
Medium-term notes	Interest rate: 0.30% - 3.63% Due: 2022 - 2031	Interest rate: 0.30% - 5.88% Due: 2023 - 2031
Corporate bonds	Interest rate: 0.01% - 2.97% Due: 2022 - 2032	Interest rate: 0.01% - 2.97% Due: 2023 - 2032
Asset-backed securities	Interest rate: 0.11% - 3.30% Due: 2022 - 2025	Interest rate: 0.11% - 5.50% Due: 2023 - 2028

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Pledged assets)
Pledged assets for financing liabilities as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Trade receivables	¥15,298	¥20,811
Receivables from financial services	1,101,778	944,414
Equipment on operating leases	142,097	133,936
Property, plant and equipment	2,548	2,293

Total	¥1,261,721	¥1,101,454

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
(Reconciliation of liabilities arising from financing activities)
The changes in liabilities arising from financing activities for the years ended March 31, 2021, 2022 and 2023 are as follows:
For the year ended March 31, 2021

	Yen (millions)
	Balance as of April 1, 2020	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2021
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,424,667	¥(179,512)	¥—	¥—	¥55,337	¥—	¥(1,145)	¥1,299,347
Long-term financing liabilities	6,045,019	149,807	—	—	222,565	—	4,247	6,421,638
Lease liabilities	330,040	(67,628)	—	67,716	4,346	—	(17,045)	317,429
Derivative financial liabilities (assets) *	11,615	599	(5,446)	—	(1,705)	(38,946)	—	(33,883)

Total	¥7,811,341	¥(96,734)	¥(5,446)	¥67,716	¥280,543	¥(38,946)	¥(13,943)	¥8,004,531

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2022

	Yen (millions)
	Balance as of April 1, 2021	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2022
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,299,347	¥(472,420)	¥—	¥—	¥78,863	¥—	¥753	¥906,543
Long-term financing liabilities	6,421,638	238,060	—	—	526,822	—	9,493	7,196,013
Lease liabilities	317,429	(80,165)	—	84,413	6,096	—	(9,015)	318,758
Derivative financial liabilities (assets) *	(33,883)	3,202	(1,296)	—	3,217	67,396	—	38,636

Total	¥8,004,531	¥(311,323)	¥(1,296)	¥84,413	¥614,998	¥67,396	¥1,231	¥8,459,950

For the year ended March 31, 2023

	Yen (millions)
	Balance as of April 1, 2022	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2023
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥906,543	¥442,534	¥—	¥—	¥27,055	¥—	¥(10,357)	¥1,365,775
Long-term financing liabilities	7,196,013	(1,356,965)	—	—	459,754	—	591	6,299,393
Lease liabilities	318,758	(78,297)	—	79,202	3,675	—	(7,380)	315,958
Derivative financial liabilities (assets) *	38,636	(54,158)	(8,641)	—	3,718	85,721	—	65,276

Total	¥8,459,950	¥(1,046,886)	¥(8,641)	¥79,202	¥494,202	¥85,721	¥(17,146)	¥8,046,402

Explanatory note:

*
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(16) Other Financial Liabilities
Other financial liabilities as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
	2022	2023
Financial liabilities measured at amortized cost	¥48,283	¥53,920
Financial liabilities measured at fair value through profit or loss:
Derivatives	151,942	242,968
Lease liabilities	318,758	315,958

Total	¥518,983	¥612,846

Current liabilities	¥236,900	¥324,110
Non-current liabilities	282,083	288,736

Total	¥518,983	¥612,846

(17) Provisions
The components of and changes in provisions for the year ended March 31, 2023 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2022	¥419,201	¥102,812	¥522,013

Provision	¥289,850	¥27,766	¥317,616
Write-offs	(160,757)	(30,887)	(191,644)
Reversal	(33,070)	(8,624)	(41,694)
Exchange differences on translating foreign operations	19,875	6,704	26,579

Balance as of March 31, 2023	¥535,099	¥97,771	¥632,870

Current liabilities and
non-current
liabilities of provisions as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Current liabilities	¥268,388	¥362,701
Non-current liabilities	253,625	270,169

Total	¥522,013	¥632,870

Explanatory note:

*
Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(18) Employee Benefits
(a) Post-employment Benefits
Honda has various pension plans covering substantially all of its employees in Japan and certain employees in foreign countries. The Company and its Japanese subsidiaries provide plans similar to a cash balance pension plan or other defined benefit pension plans in accordance with the Defined-Benefit Corporate Pension Act of Japan. The Company and some of its subsidiaries have retirement pension benefit plans as well as lump-sum
retirement benefit plans, in which the amount of benefits is basically determined based on the level of salary, service years, and other factors. In addition, certain consolidated subsidiaries in North America provide mainly health care and life insurance benefits to retired employees.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,305,054	¥1,104,894	¥1,262,245	¥1,087,526

Current service cost	35,045	22,351	30,632	22,555
Past service cost	—	—	—	—
Interest cost	8,360	29,822	9,732	40,151
Plan participants’ contributions	—	3,657	—	4,165
Remeasurements:
Changes in demographic assumptions	6,346	(777)	(3,387)	(317)
Changes in financial assumptions	(25,500)	(85,754)	(71,936)	(220,863)
Other	5,502	(3,603)	12,291	38,427
Benefits paid	(72,562)	(82,561)	(63,085)	(116,150)
Deconsolidation	—	—	(15,765)	—
Exchange differences on translating foreign operations	—	99,497	—	70,467

Balance at end of year	¥1,262,245	¥1,087,526	¥1,160,727	¥925,961

Fair value of plan assets:
Balance at beginning of year	¥1,365,509	¥910,436	¥1,355,276	¥1,013,050

Interest income	8,865	24,981	10,589	37,211
Actual return on plan assets, excluding interest income	21,172	50,833	(76,690)	(137,659)
Employer contributions	20,484	17,404	20,409	21,178
Plan participants’ contributions	—	3,657	—	4,165
Benefits paid	(60,754)	(82,561)	(58,544)	(116,150)
Deconsolidation	—	—	(14,285)	—
Exchange differences on translating foreign operations	—	88,300	—	58,180

Balance at end of year	¥1,355,276	¥1,013,050	¥1,236,755	¥879,975

Effects of asset ceiling	—	35,321	—	62,516

Net defined benefit liabilities (assets)	¥(93,031)	¥109,797	¥(76,028)	¥108,502

Retirement benefit assets included in net defined benefit liabilities (assets) as of March 31, 2022 and 2023 are ¥216,604 million and ¥180,700 million, respectively, which are presented in other non-current
assets in the consolidated statements of financial position.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2022 and 2023 is as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2023

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥20,230	¥—	¥20,230	¥6,929	¥—	¥6,929
Equity securities:
Japan	22,388	—	22,388	398	—	398
United States	195,611	—	195,611	13,794	—	13,794
Other	171,921	153	172,074	7,413	—	7,413
Debt securities:
Japan	66,416	862	67,278	—	768	768
United States	35,338	136,352	171,690	—	114,757	114,757
Other	152,213	89,536	241,749	—	10,656	10,656
Group annuity insurance:
General accounts	—	40,942	40,942	—	—	—
Separate accounts	—	23,130	23,130	—	—	—
Pooled funds:
Real estate funds	—	398	398	—	73,017	73,017
Private equity funds	—	—	—	—	162,414	162,414
Hedge funds	—	117,422	117,422	—	26,061	26,061
Commingled and other mutual funds	1,419	151,752	153,171	—	454,352	454,352
Other	54	10,618	10,672	263	9,153	9,416

Total	¥665,590	¥571,165	¥1,236,755	¥28,797	¥851,178	¥879,975

3) Actuarial assumptions
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2022 and 2023 are as follows:

	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	0.8%	2.8 - 4.0%	1.2%	4.8 - 5.1%
Rate of salary increase	1.5%	2.0 - 3.6%	1.6%	2.0 - 4.4%
4) Sensitivity analysis
The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2022 and 2023 are as follows:

Yen (millions)
	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥93,079 increase	¥86,569 increase	¥80,821 increase	¥57,236 increase
0.5% increase	¥83,077 decrease	¥78,153 decrease	¥72,450 decrease	¥50,643 decrease

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2022 and 2023, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.
5) Cash flows
The amount of contributions to plan assets made by the Company and certain of its consolidated subsidiaries is determined based on various factors such as the level of salary and service years of employees, status of plan asset reserve, and actuarial calculations. In accordance with the provisions of the Defined Benefit Corporate Pension Act, the Honda Pension Fund also recalculates the amount of contributions every five years at the end of the reporting period as a base date, in an effort to ensure balanced finances in the future. The Company and certain of its consolidated subsidiaries may make contributions of a necessary amount if the amount of reserve falls below the minimum base amount.
The Company and certain of its consolidated subsidiaries expect to contribute ¥20,000 million to its Japanese pension plans and ¥24,301 million to its foreign pension plans in the year ending March 31, 2024.
The weighted average duration of defined benefit obligations as of March 31, 2022 and 2023 are as follows:

	2022		2023
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	14 years	14 years	13 years	11 years
(b) Personnel Expenses
Personnel expenses included in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Personnel expenses	¥1,470,748	¥1,502,364	¥1,635,515
Personnel expenses include salaries, bonuses, social security expenses and expenses relating to post-employment benefits.
(19) Equity
(a) Management of Capital
Honda makes investments in
ca
pital and research and development to improve corporate value through growth on a global basis. In order to meet these funding needs, Honda makes capital management through consideration of the balance between financing liabilities and equity.
Financing liabilities and equity of Honda as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Financing liabilities	¥8,102,556	¥7,665,168
Equity	10,772,546	11,502,291

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Common Stock
The Company’s total number of shares authorized and issued for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Shares
	2021	2022	2023
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year	—	—	—
Balance at end of year	1,811,428,430	1,811,428,430	1,811,428,430
All of the issued shares as of March 31, 2021, 2022 and 2023 have been paid in full.
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
(d) Treasury Stock
The total number of the Company’s treasury stock held by Honda as of March 31, 2021, 2022 and 2023 is as follows:

	Shares
	2021	2022	2023
Common shares	84,773,162	100,828,074	147,087,841
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(e) Other Components of Equity
The changes in other components of equity for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2020	¥—	¥24,876	¥(139,515)	¥(114,639)

Adjustment during the year	¥239,801	¥69,876	¥247,655	¥557,332
Reclassification to retained earnings	(239,801)	(6,182)	—	(245,983)

Balance as of March 31, 2021	¥—	¥88,570	¥108,140	¥196,710

Adjustment during the year	¥117,489	¥58,863	¥736,578	¥912,930
Reclassification to retained earnings	(117,489)	(1,713)	—	(119,202)

Balance as of March 31, 2022	¥—	¥145,720	¥844,718	¥990,438

Adjustment during the year	¥3,304	¥(19,030)	¥445,739	¥430,013
Reclassification to retained earnings	(3,304)	250	—	(3,054)

Balance as of March 31, 2023	¥—	¥126,940	¥1,290,457	¥1,417,397

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income
Each component of other comprehensive income and related tax effect including non-controlling
interests for the years ended March 31, 2021, 2022 and 2023 are as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2023

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥7,192	¥(3,842)	¥3,350

Net changes	7,192	(3,842)	3,350

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(26,279)	7,814	(18,465)

Net changes	(26,279)	7,814	(18,465)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	294	(2)	292

Net changes	294	(2)	292

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(444)	98	(346)
Reclassification to profit or loss	(166)	38	(128)

Net changes	(610)	136	(474)

Exchange differences on translating foreign operations:
Amount incurred during the year	427,650	(1,612)	426,038
Reclassification to profit or loss	(4,690)	1,612	(3,078)

Net changes	422,960	—	422,960

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	32,436	(1,905)	30,531
Reclassification to profit or loss	(102)	—	(102)

Net changes	32,334	(1,905)	30,429

Total other comprehensive income	¥435,891	¥2,201	¥438,092

The components of other comprehensive income included in
non-controlling
interests for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥1,030	¥565	¥341
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	25	(136)	88
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	18,792	21,593	7,650

Total	¥19,847	¥22,022	¥8,079

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
The amounts recognized as dividends of retained earnings for the years ended March 31, 2021, 2022 and 2023 are as follows:
1) Dividend payout
For the year ended March 31, 2021

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

Resolution	The Board of Directors Meeting on November 6, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	32,818
Dividend per share (yen)	19.00
Record date	September 30, 2020
Effective date	December 2, 2020

Resolution	The Board of Directors Meeting on February 9, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	44,909
Dividend per share (yen)	26.00
Record date	December 31, 2020
Effective date	March 8, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2022

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

Resolution	The Board of Directors Meeting on November 5, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	95,130
Dividend per share (yen)	55.00
Record date	September 30, 2021
Effective date	December 1, 2021
For the year ended March 31, 2023

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

Resolution	The Board of Directors Meeting on November 9, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	102,219
Dividend per share (yen)	60.00
Record date	September 30, 2022
Effective date	December 5, 2022
2) Dividends payable of which record date was in the year ended March 31, 2023, effective after the period

Resolution	The Board of Directors Meeting on May 11, 2023
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	99,915
Dividend per share (yen)	60.00
Record date	March 31, 2023
Effective date	June 6, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(20) Sales Revenue
(a) Disaggregation of revenue
As stated in Note 4, Honda discloses segment information in four categories.
The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with each segment for the years ended March 31, 2021, 2022 and 2023 are as follows:
For the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product s and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥88,128	¥1,321,329	¥128,265	¥59,249	¥1,596,971
North America	197,155	4,671,998	1,049,739	133,641	6,052,533
Europe	146,948	290,326	—	63,262	500,536
Asia	1,147,539	2,032,469	1	47,465	3,227,474
Other Regions	205,142	238,509	—	17,785	461,436

Total	¥1,784,912	¥8,554,631	¥1,178,005	¥321,402	¥11,838,950

Revenue arising from the other sources*	2,371	12,574	1,316,289	335	1,331,569

Total	¥1,787,283	¥8,567,205	¥2,494,294	¥321,737	¥13,170,519

For the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product s and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥105,022	¥1,337,860	¥146,185	¥79,182	¥1,668,249
North America	230,766	4,877,900	1,289,076	152,096	6,549,838
Europe	202,254	319,340	—	79,393	600,987
Asia	1,307,915	2,314,425	37	63,861	3,686,238
Other Regions	337,219	280,702	—	24,305	642,226

Total	¥2,183,176	¥9,130,227	¥1,435,298	¥398,837	¥13,147,538

Revenue arising from the other sources*	2,077	17,271	1,385,369	441	1,405,158

Total	¥2,185,253	¥9,147,498	¥2,820,667	¥399,278	¥14,552,696

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product s and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥109,393	¥1,375,593	¥158,653	¥89,627	¥1,733,266
North America	306,725	5,985,958	1,341,863	182,126	7,816,672
Europe	250,088	332,928	—	94,328	677,344
Asia	1,739,330	2,523,613	29	55,354	4,318,326
Other Regions	502,917	360,299	—	29,464	892,680

Total	¥2,908,453	¥10,578,391	¥1,500,545	¥450,899	¥15,438,288

Revenue arising from the other sources*	530	15,128	1,453,553	226	1,469,437

Total	¥2,908,983	¥10,593,519	¥2,954,098	¥451,125	¥16,907,725

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.
(b) Contract balances
The receivables from contracts with customers and contract liabilities for the years ended March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Receivables from contracts with customers:
Trade receivables	¥785,157	¥893,559
Contract liabilities:
Other current liabilities	261,049	292,552
Other noncurrent liabilities	193,845	240,556
The amounts of revenue recognized for the years ended March 31, 2021, 2022 and 2023 that were included in the contract liability balances at the beginning of the year are ¥182,339 million, ¥199,902 million and ¥219,873 million, respectively. The amounts of revenue recognized for the years ended March 31, 2021, 2022 and 2023 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Transaction price allocated to the remaining performance obligation
The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Within 1 year	¥127,377	¥150,507
Between 1 and 5 years	221,282	280,981
Later than 5 years	15,748	14,892

Total	¥364,407	¥446,380

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.
(d) Assets recognized from the costs to obtain or fulfill a contract with a customer
The assets recognized from the costs to obtain a contract with a customer as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Assets recognized from the costs to obtain a contract with a customer	¥128,864	¥148,074
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
The amounts of amortization of the assets for the years ended March 31, 2021, 2022 and 2023 are ¥33,242 million, ¥39,682 million and ¥52,193 million, respectively.
(21) Research and Development
Research and development costs for the years ended March 31, 2021, 2022 and 2023 consist of the following:

	Yen (millions)
	2021	2022	2023
Research and development expenditures incurred during the reporting period	¥780,065	¥804,025	¥852,067
Amount capitalized	(201,889)	(159,174)	(120,811)
Amortization and impairment losses of capitalized development costs	160,718	142,205	149,659

Total	¥738,894	¥787,056	¥880,915

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(22) Finance Income and Finance Costs
Finance income and finance costs for the years ended March 31, 2021, 2022 and 2023 consist of the following:

	Yen (millions)
	2021	2022	2023
Interest income:
Financial assets measured at amortized cost	¥18,146	¥22,847	¥69,217
Financial assets measured at fair value through other comprehensive income	196	185	497
Financial assets measured at fair value through profit or loss	1,463	2,595	3,357

Total	19,805	25,627	73,071

Interest expense:
Financial liabilities measured at amortized cost	(12,269)	(15,706)	(34,065)
Other	(1,608)	(1,161)	(2,047)

Total	(13,877)	(16,867)	(36,112)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	3,372	4,777	6,150
Financial assets measured at fair value through profit or loss	0	—	—
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	15,102	(77,789)	(92,144)
Gains (losses) on foreign exchange	(26,163)	68,033	47,705
Other	(17,128)	(7,335)	(17,319)

Total	(24,817)	(12,314)	(55,608)

Total	¥(18,889)	¥(3,554)	¥(18,649)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
(23) Income Taxes
(a) Income Tax Expense
Profit before income taxes and income tax expense for the years ended March 31, 2021, 2022 and 2023 consist of the following:

	Yen (millions)
	2021			2022			2023
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥(32,954)	¥947,007	¥914,053	¥(42,213)	¥1,112,403	¥1,070,190	¥(40,638)	¥920,203	¥879,565

Income tax expense (benefit):
Current taxes	7,236	174,694	181,930	9,539	277,894	287,433	12,699	353,611	366,310
Deferred taxes	(21,228)	57,907	36,679	(4,081)	26,137	22,056	(92,631)	(111,423)	(204,054)

Total	¥(13,992)	¥232,601	¥218,609	¥5,458	¥304,031	¥309,489	¥(79,932)	¥242,188	¥162,256

The benefits of deferred taxes in Japan for the year ended March 31, 2023
,
include tax benefits of ¥96,195 million resulting from the recognition of deferred tax assets previously unrecognized on tax losses, tax credits and deductible temporary differences since we consider it probable that future taxable profit would be available in the consolidated group under the Japanese Group Relief System, which consists of the Company and its certain consolidated subsidiaries in Japan.
The statutory income tax rate in Japan was approximately 30.2% for each of the years in the three-year period ended March 31, 2023. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 34.0%.
The Japanese statutory income tax rate for the years ended March 31, 2021, 2022 and
2023
differs from the average effective tax rate for the following reasons:

	2021	2022	2023
Statutory income tax rate	30.2%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(5.2)	(4.5)	(6.3)
Effects of investments accounted for using the equity method	(9.0)	(5.7)	(4.0)
Effects of undistributed earnings and withholding taxes on royalty	7.8	7.1	11.3
Changes in unrecognized deferred tax assets	1.2	1.4	(10.3)
Effects of income and expense not taxable and deductible for tax purpose	0.3	0.0	0.1
Effects of tax credit	(1.4)	(0.9)	(2.9)
Other adjustments relating to prior years	(0.1)	(0.1)	(0.5)
Adjustments for the uncertain tax treatments on income taxes	(0.8)	0.9	0.6
Adjustments for the changes in income tax laws	0.1	0.1	(0.6)
Other	0.8	0.4	0.8

Average effective tax rate	23.9%	28.9%	18.4%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities
The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Deferred tax assets:
Inventories	¥44,029	¥51,604
Accrued expenses	36,567	56,926
Provisions	100,408	133,007
Property, plant and equipment	27,592	27,854
Intangible assets	12,017	47,995
Retirement benefit liabilities	67,120	64,275
Carryforward of unused tax losses	67,787	108,106
Carryforward of unused tax credit	22,285	14,930
Other	103,114	109,399

Total	¥480,919	¥614,096

Deferred tax liabilities:
Property, plant and equipment	¥82,518	¥106,715
Intangible assets	195,542	182,258
Other financial assets	61,580	59,275
Operating leases	846,978	772,991
Undistributed earnings	59,650	60,914
Retirement benefit assets	68,772	56,932
Other*	65,041	146,519

Total	¥1,380,081	¥1,385,604

Net deferred tax assets (liabilities)	¥(899,162)	¥(771,508)

Explanatory note:

*	The amount of deferred tax liabilities arising from an evaluation of receivables from financial service s for tax purpose in the United States included in other as of March 31, 2023 is ¥68,005 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Inventories	¥(3,920)	¥(9,865)	¥(7,407)
Provisions	(10,708)	(3,491)	(27,854)
Property, plant and equipment	(6,955)	(3,738)	18,708
Retirement benefit liabilities (assets)	(10,353)	(4,991)	(4,149)
Operating leases	37,506	(35,308)	(153,429)
Undistributed earnings	(2,885)	4,198	(1,005)
Carryforward of unused tax losses	(7,695)	(1,608)	(42,172)
Carryforward of unused tax credit	15,695	16,102	9,504
Other*	25,994	60,757	3,750

Total	¥36,679	¥22,056	¥(204,054)

Explanatory note:

*	The income tax expense recognized due to the decrease of deferred tax assets arising from accrued expenses included in other as of March 31, 2022 is ¥ 27,321 million.
Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2022 and 2023. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥26,109 million and ¥19,414 million as of March 31, 2022 and 2023, respectively.
Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Deductible temporary differences	¥553,778	¥391,536
Carryforward of unused tax losses	693,323	532,191
Carryforward of unused tax credit	549	35,629

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Within 1 year	¥3,603	¥13,331
Between 1 and 5 years	73,448	82,173
Between 5 and 20 years	256,340	107,052
Indefinite periods	359,932	329,635

Total	¥693,323	¥532,191

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Within 1 year	¥147	¥5
Between 1 and 5 years	259	35,611
Between 5 and 20 years	143	13
Indefinite periods	—	—

Total	¥549	¥35,629

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2022 and 2023 are ¥6,323,299 million and ¥6,956,545 million, respectively.
(24) Earnings Per Share
Earnings per share attributable to owners of the parent for the years ended March 31, 2021, 2022 and 2023 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2021, 2022 and 2023.

	2021	2022	2023
Profit for the year attributable to owners of the parent (millions of yen)	¥657,425	¥707,067	¥651,416
Weighted average number of common shares outstanding, basic (shares)	1,726,638,088	1,719,961,835	1,696,307,115
Basic earnings per share attributable to owners of the parent (yen)	¥380.75	¥411.09	¥384.02
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
(Foreign currency exchange rate risk sensitivity analysis)
Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2022 and 2023 is as follows.
The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2022	2023
Impact on profit before income taxes	¥(1,780)	¥(2,696)
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Interest rate risk sensitivity analysis)
Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2022 and 2023 is as follows.
The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2022	2023
Impact on profit before income taxes	¥(25,830)	¥(2,092)
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
Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2023, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Credit risk exposure
The analysis of the age of receivables from financial services that are past due as of March 31, 2022 and 2023 is as follows:

	Yen (millions)
As of March 31, 2022	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥204,661	¥43,051	¥11,452	¥7,512	¥266,676
Finance lease	200	51	7	324	582
Dealer finance receivables:
Wholesale	9,661	36	4	23	9,724

Total	¥214,522	¥43,138	¥11,463	¥7,859	¥276,982

	Yen (millions)
As of March 31, 2023	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥223,674	¥55,675	¥13,185	¥9,481	¥302,015
Finance lease	545	118	5	300	968
Dealer finance receivables:
Wholesale	8,929	9	11	18	8,967

Total	¥233,148	¥55,802	¥13,201	¥9,799	¥311,950

The balances of retail receivables included in consumer finance receivables as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2022		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥4,897,471	¥139,306	¥17,651	¥5,054,428

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2023		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Consumer finance receivables:
Retail*	¥4,985,289	¥356,005	¥21,966	¥5,363,260

Explanatory note:

*
The tables above represent the gross amounts of retail receivables by stages of ECL model since the expected credit losses are measured collectively by our finance subsidiaries and the balances of those receivables are not directly allocated to the risk ratings.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2022 and 2023 are as follows:

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

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2023		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥297,885	¥706	¥4,612	¥303,203
Group B	116,156	1,684	123	117,963

Total	¥414,041	¥2,390	¥4,735	¥421,166

Loan commitments:
Group A	¥103,858	¥—	¥—	¥103,858
Group B	15,364	—	—	15,364

Total	¥119,222	¥—	¥—	¥119,222

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2023 is ¥5,988 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

2) Collateral held as security
The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2022 and 2023 are approximately 90% and 80%, respectively, and those for dealer finance receivables are approximately 100% and 100% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.
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
The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Commercial paper	¥1,190,631	¥729,096
Medium-term notes	1,291,612	3,832,311

Total	¥2,482,243	¥4,561,407

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Commercial paper programs	¥1,226,138	¥1,306,781
Other	67,976	65,299

Total	¥1,294,114	¥1,372,080

Borrowings under those committed lines of credit generally are available at the prime interest rate.
Maturity analysis of financial liabilities
1)
Non-derivative
financial liabilities
Non-derivative
financial liabilities by maturity as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
As of March 31, 2022	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,236,233	¥1,236,233	¥—	¥—	¥1,236,233
Financing liabilities	8,102,556	3,218,988	4,407,350	765,207	8,391,545
Accrued expenses	375,601	375,601	—	—	375,601
Other financial liabilities	367,041	93,054	94,837	206,529	394,420

Total	¥10,081,431	¥4,923,876	¥4,502,187	¥971,736	¥10,397,799

	Yen (millions)
As of March 31, 2023	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,426,333	¥1,426,333	¥—	¥—	¥1,426,333
Financing liabilities	7,665,168	3,410,145	4,074,986	511,254	7,996,385
Accrued expenses	419,570	419,570	—	—	419,570
Other financial liabilities	369,878	87,685	100,800	207,949	396,434

Total	¥9,880,949	¥5,343,733	¥4,175,786	¥719,203	¥10,238,722

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
As of March 31, 2022	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥318,758	¥71,510	¥86,305	¥188,321	¥346,136

	Yen (millions)
As of March 31, 2023	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥315,958	¥69,297	¥87,428	¥185,790	¥342,515

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

2) Derivative financial liabilities
Derivative financial liabilities by maturity as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
As of March 31, 2022	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥53,895	¥106,214	¥25,140	¥185,249

	Yen (millions)
As of March 31, 2023	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥109,112	¥137,056	¥22,787	¥268,955
(26) Fair Value
(a) Definition of Fair Value Hierarchy
Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities
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
The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.
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
(c) Assets and Liabilities Measured at Fair Value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and 2023 consist of the following:

	Yen (millions)
As of March 31, 2022	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥15,674	¥—	¥15,674
Interest rate instruments	—	114,016	—	114,016
Other	—	—	4,648	4,648

Total	—	129,690	4,648	134,338

Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783

Total	¥378,582	¥204,315	¥142,459	¥725,356

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥66,644	¥—	¥66,644
Interest rate instruments	—	83,669	—	83,669
Other	—	1,629	—	1,629

Total	—	151,942	—	151,942

Total	¥—	¥151,942	¥—	¥151,942

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2022.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥29,026	¥—	¥29,026
Interest rate instruments	—	151,242	—	151,242
Other	—	—	5,700	5,700

Total	—	180,268	5,700	185,968

Debt securities	43,264	53,634	5,074	101,972
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	26,555	—	26,555
Equity securities	325,318	—	149,820	475,138

Total	¥368,582	¥260,457	¥160,594	¥789,633

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥95,412	¥—	¥95,412
Interest rate instruments	—	141,786	—	141,786
Other	—	5,770	—	5,770

Total	—	242,968	—	242,968

Total	¥—	¥242,968	¥—	¥242,968

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2022 and 2023 are as follows:

	Yen (millions)
For the year ended March 31, 2022	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2021	¥4,829	¥5,314	¥110,050

Total gains or losses:
Profit or loss	(674)	112	—
Other comprehensive income	—	—	17,973
Purchases	—	—	7,075
Sales	—	(1,124)	(1,487)
Transfer to level 1 due to listing	—	—	(1,158)
Exchange differences on translating foreign operations	493	471	585

Balance as of March 31, 2022	¥4,648	¥4,773	¥133,038

Unrealized gains or losses included in profit or loss on assets held at March 31, 2022	¥(674)	¥112	¥—

	Yen (millions)
For the year ended March 31, 2023	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2022	¥4,648	¥4,773	¥133,038

Total gains or losses:
Profit or loss	678	(136)	—
Other comprehensive income	—	—	9,156
Purchases	—	—	10,029
Sales	—	—	(1,144)
Transfer to level 1 due to listing	—	—	(1,551)
Exchange differences on translating foreign operations	374	437	292

Balance as of March 31, 2023	¥5,700	¥5,074	¥149,820

Unrealized gains or losses included in profit or loss on assets held at March 31, 2023	¥678	¥(136)	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2022 and 2023 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.
Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2022 and 2023 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(d) Financial Assets and Financial Liabilities measured at amortized cost
The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022		2023
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,434,496	¥5,374,754	¥5,894,752	¥5,696,283
Debt securities	79,176	79,176	85,235	85,235
Financing liabilities	8,102,556	7,984,057	7,665,168	7,440,205
The table does not include financial assets and financial liabilities measured at amortized cost wh
ose fair values approximate their carrying amounts.
(27) Offsetting of Financial
Assets
and Financial Liabilities
The offsetting information regarding financial assets and financial liabilities as of March 31, 2022 and 2023 is as follows:

	Yen (millions)
As of March 31, 2022	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥134,338	¥—	¥134,338	¥(98,419)	¥35,919
Other financial liabilities
Derivatives	151,942	—	151,942	(98,419)	53,523

	Yen (millions)
As of March 31, 2023	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥185,968	¥—	¥185,968	¥(133,472)	¥52,496
Other financial liabilities
Derivatives	242,968	—	242,968	(133,472)	109,496
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(28) Commitments and Contingent Liabilities
(a) Commitments
Purchase commitments
Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Commitments for purchases of property, plant and equipment and other commitments	¥60,527	¥107,865
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
There were no significant unconsolidated structured entities as of March 31, 2022 and 2023.
(30) Related Parties
(a) Related Party Transactions
Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length
prices.
The balances of receivables and payables with affiliates and joint ventures as of March 31, 2022 and 2023 are as follows:

	Yen (millions)
	2022	2023
Receivables:
Affiliates	¥34,317	¥95,429
Joint ventures	346,370	340,368

Total	¥380,687	¥435,797

Payables:
Affiliates	¥147,705	¥207,090
Joint ventures	36,380	67,044

Total	¥184,085	¥274,134

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Sales revenue:
Affiliates	¥87,742	¥93,187	¥125,318
Joint ventures	985,920	1,053,370	942,003

Total	¥1,073,662	¥1,146,557	¥1,067,321

Purchase:
Affiliates	¥1,015,921	¥1,176,066	¥1,443,840
Joint ventures	150,123	194,321	238,341

Total	¥1,166,044	¥1,370,387	¥1,682,181

Unrecognized commitment
The Company entered into the joint venture agreement with LG Energy Solution, Ltd. on August 29, 2022 and committed to invest US$1,730 million in L-H Battery Company, Inc., which was newly established and became our affiliate. The Company has the commitment under this agreement for the remaining investment of US$1,627 million as of March 31, 2023.
(b) Compensation to Key Management
Compensation paid to the directors and executive officers of the Company for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen (millions)
	2021	2022	2023
Remuneration	¥683	¥696	¥679
STI (Short Term Incentive)	95	188	229
LTI (Long Term Incentive)	129	159	286

Total	¥907	¥1,043	¥1,194

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
(c) Major Consolidated Subsidiaries
Major consolidated subsidiaries as of March 31, 2023 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Leasing (Thailand) Co., Ltd.	Thailand	Finance	100.0

Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)
(31) Subsequent Event
Acquisition of the Company’s Own Shares
The Board of Directors of the Company, at its meeting held on May 11, 2023, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.
(a) Reason for acquisition of own shares
The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.
(b) Details of the acquisition
1) Class of shares to be acquired:
Shares of common stock
2) Total number of shares to be acquired:
Up to 64,000,000 shares (3.8 % of total number of issued shares (excluding treasury stock))
3) Total amount of shares to be acquired:
Up to 200,000 million yen
4) Period of acquisition:
Starting on May 12, 2023 and ending on March 31, 2024
5) Method of acquisition:
Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares
(32) Approval of Release of Consolidated Financial Statements
The release of the consolidated financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Executive Officer and Chief Financial Officer on June 2
3
, 2023.

F-8
8

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation)

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *2

2.1	Specimen common stock certificates of the registrant (English translation) *3

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *4

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *5

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*4	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*5	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
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

Date: June 23, 2023
Tokyo, Japan