Form 20-F
period 2024-03-31
HONDA MOTOR CO LTD
filed 2024-06-20
CIK 715153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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

Title of each class	Outstanding as of March 31, 2024***
Common Stock	4,828,907,376****
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing three shares of Common Stock.

**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing three shares of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 259,782,129 shares represented by American Depositary Shares.

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
Geopolitical Risk
Honda conducts business operations in countries worldwide and is exposed to a variety of risks including changes in local laws and regulations, agreements, institutions, and business practices, such as tariffs, import and export regulations, and taxes, wars, terrorism, political uncertainty, worsening security situation, change in political regime and labor strikes in those countries or neighboring regions. If such unforeseeable events occur, and operations are delayed or suspended, including supply chain disruptions due to heightened political, military, or social tensions, Honda’s business and operating results could be adversely affected.
Particularly among them, Honda recognizes three major geopolitical risks: 1) economic security, 2) conflicts between nations or regional conflicts, and 3) laws and regulations concerning human rights.
Strategies for mitigating and reducing exposure to these geopolitical risks are gaining importance because these geopolitical risks have a significant effect on certain of Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, the evolution of human capital management, and creation of innovative technologies.

For the scale of business in each region that may be affected by such geopolitical risks in the future, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Geographical Information Based on the Location of the Company and Its Subsidiaries.”
1. Economic Security
Many countries are tightening import and export controls and adopting policies to encourage the blocking of critical resources, components, and parts, as well as advanced technologies. Especially in 2024, there will be a series of elections in various countries, including one in the United States, that may result in policy changes. Changes in governmental policy concerning exports and imports could possibly result in stoppages or delays in Honda’s production activities or lead us to incur countermeasure costs associated with development, purchasing, sales, and other business activities, which could adversely affect Honda’s business and operating results.
2. Conflicts Between Nations or Regional Conflicts
The outlook for the international situation remains uncertain, including the situations in Ukraine and the Middle East. If new conflicts occur, these could possibly result in humanitarian crisis, material and property damage, and supply chain disruptions, not only in the countries and regions where they occur, but also in other countries, which could adversely affect Honda’s business and operating results.
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
Purchasing and Procurement Risk
Honda is aiming for sustainability in the procurement of good products at reasonable prices in a timely manner by purchasing raw materials and parts from numerous external suppliers. However, Honda still relies on certain suppliers for some of the raw materials and parts which it uses to manufacture its products. Honda’s ability to continue to obtain these supplies in an efficient manner at appropriate cost levels is subject to a number of factors, some of which are outside of Honda’s control. These factors include the ability of its suppliers to provide a continued supply of raw materials and parts and Honda’s ability to compete with other users in obtaining the supplies.
In case it becomes impossible to receive the supply of materials and parts from suppliers on a continuous basis, in case the prices of materials and parts rise, or in case of losing any key supplier, this could lead to delays in or the suspension of Honda’s manufacturing operations and a loss of Honda’s competitiveness, which could adversely affect Honda’s business and operating results.
Additionally, in case a quality-related issue occurs due to parts supplied by business partner, it may threaten the safety and security of our customers, damage Honda’s brand image, and potentially adversely impact Honda’s business and operating results.
For example, in response to increasing demand for semiconductors due to recovering economy after the spread of coronavirus disease 2019
(COVID-19),
a shortage in the procurement of semiconductors has manifested for Honda, which has led to impacts such as suspensions or reductions in manufacturing of automobiles and motorcycles at some of Honda’s production bases in Japan and overseas. While the issue has been resolved as of the filing date of this Annual Report, prices are increasing or predicted to increase in the future for some of the materials and parts.

Strategies for mitigating and reducing exposure to these purchasing and procurement risks are gaining importance because these purchasing and procurement risks have a significant effect on certain of Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, and creation of innovative technologies.
Information Security Risk
Honda uses a wide range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. There is an increasing demand for software solutions, particularly in the areas of automated driving/advanced driver-assistance systems and other digital services, including the utilization of AI technologies.
The means of cyber-attacks that take place have become more advanced and sophisticated, targeting organizations worldwide. Moreover, cyber-attacks could also significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero traffic collision society and creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to this risk are gaining importance.
In addition, in recent years, personal information protection rules have been rapidly developed in countries worldwide. In creating Honda’s initiatives for the creation of new value, measures protecting personal information are also gaining importance due to possible differences in the amount and quality of the personal information handled in comparison to existing operations.
There is a possibility that, in addition to cyber-security risk, any equipment malfunction, any management deficiency or human error at Honda or any of our business partners or subcontractors, or any natural disaster, infrastructure failure or any other unforeseen circumstances could also result in the suspension of important operations and services at Honda, leakage of confidential or personal information, inappropriate processing of documents and information, or the destruction or falsification of important data.
If such an event occurs, Honda’s business and operating results could be adversely affected in terms of damage to its brand image or social reputation, liability to customers or parties affected, payment of financial penalties, delays in or suspension of Honda’s manufacturing operations, and a loss of Honda’s competitiveness.
Business Alliances and Joint Ventures Risk
Honda engages in business operations through alliances and joint ventures with other companies in expectation of synergy effects and increased efficiency, or to meet the requirements of the countries in which business development is being undertaken.
As Honda advances its initiatives for Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, and creation of innovative technologies, the utilization of alliances, joint ventures, and other forms of partnership are gaining importance.
If disagreements among partners regarding business, leakage of profit or technology, delays in decision-making or poor operating results at business partners occur in the context of an alliance or joint venture, or if conditions to an alliance or joint venture are changed or cancelled, it may have an adverse effect on Honda’s business and operating results.

Environmental Risk
With business operations in countries worldwide, Honda recognizes wide-ranging potential risks related to environmental issues, as exemplified by the risks concerning climate change, resource depletion, air pollution, water pollution, and biodiversity, among other issues, and Honda is subject to wide-ranging policies and regulations covering these issues.
For the policies and regulations concerning climate change and fuel efficiency and exhaust gas in particular, countries worldwide have implemented or are planning for their revisions around the world. Depending on the trends for the revisions and what the substance of the revised regulations, Honda’s measures in response and related expenses could possibly weigh on its production, development, purchasing and sales activities, etc., in the Motorcycle, Automobile, Power products and other businesses operations. This could adversely affect Honda’s business and operating results. Moreover, these risks could also significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society and creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to this risk are gaining importance.
For information on risks and opportunities related to climate change, please refer to “Climate Change-related Disclosures (Response to the TCFD Recommendations)” in Item 4. “Information on the Company—B. Business overview—Concepts and Approaches to Sustainability”.
Intellectual Property Risk
Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. Honda has designated carbon neutrality of power units, energy management systems, resource circulation, automated driving/advanced driver-assistance systems, and internet of things/connected technology as key focus areas in order to support the evolution to an enterprise capable of forging new growth trajectories and fostering innovative value creation. Related patents and trademarks could significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero traffic collision society and creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to these risks are gaining importance.
The inability to protect its intellectual property generally, the illegal infringement of some or a large group of Honda’s intellectual property rights that may cause declines in Honda’s competitive advantage, or the suspension of manufacturing and/or sales activities and the payment of large amounts of damages as a result of lawsuits on infringement of patent rights and license fees, could have an adverse effect on Honda’s business and operating results.
Natural Disasters Risk
The suspension and delay in business activities such as production, development, purchasing and sales as results of damage caused to Honda’s operation sites and employees by earthquakes, floods, windstorms, infectious diseases, and other natural disasters may adversely affect Honda’s business and operating results.
Also, if any of Honda’s business partners suffer any such damage, or if there is any disruption of the infrastructure due to a natural disaster, this may adversely affect Honda’s business and operating results. For example, the 2024 Noto Peninsula Earthquake occurred in January 2024 affected our business partner that led into reduction of automobiles production in some of factories in Japan.
In addition, under the effects of climate change and other factors, weather-related disasters have intensified and have become more frequent in various countries worldwide, and it is projected that this trend could continue going forward. As a result, these disasters may adversely affect Honda’s business and operating results.

Financial & Economic Risk
1. Economic Trends and Economic Fluctuations
Honda conducts business operations in countries throughout the world, with manufacturing operations and sells products in various regions and countries. These business activities may be affected by economic slowdowns, economic fluctuation, or other factors, which could result in decreased sales due to market contractions, increases in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s business and operating results.
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
Relating to Industry Market Risk
Honda conducts its operations in Japan and countries throughout the world. Extended economic slowdown, recession, changes in consumer preferences and needs, rising fuel prices, financial crisis, and increases in product prices due to increases in material costs or decreases in supply volume may cause decline in market demands and intensify competition with other companies that could trigger a decline in demand for Honda’s products that may adversely affect Honda’s business and operating results.
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

Honda’s success depends in part on the value of its brand image, which could be diminished by product defect
One of the important factors behind corporate sustainability is trust and support for the Honda brand from our customers, society and the communities in which Honda conducts business operations. In order to support this brand image, Honda endeavors to gain the trust of society in all types of corporate activities, including ensuring product quality and compliance with laws and regulations, conducting risk management, and enhancing internal controls related to corporate governance. However, if for some unforeseeable reason the Honda brand image is damaged or Honda is unable to communicate information in a timely manner and deal with such information appropriately, this could adversely affect Honda’s business and operating results. This brand image related risk could also significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in brand value enhancement. Accordingly, the strategies for mitigating and reducing exposure to this risk are gaining importance.
We have confirmed that there had been some inappropriate cases relating to the certification test when applying for type designation for four-wheeled vehicles sold in the past, and reported this to Japan’s Ministry of Land, Infrastructure, Transport and Tourism (MLIT) on May 31, 2024. We will continue to strengthen compliance and governance as we conduct our corporate activities. However, as a result of this matter, or if similar matters occur in the future, Honda’s brand image could be damaged, and Honda’s business and operating results could be adversely affected. See “Legal Risk” for a description of legal risks that could arise as a result of such matters.
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
Item 4. Information on the Company
A. History and Development of the Company
Honda Motor Co., Ltd. is a limited liability, joint stock corporation incorporated on September 24, 1948, under the Commercial Code of Japan as Honda Giken Kogyo Kabushiki Kaisha. It was formed as a successor to the unincorporated enterprise established in 1946 by the late Soichiro Honda to manufacture motors for motorized bicycles.
Since its establishment, Honda has remained on the leading edge by creating new value and providing products of the highest quality at a reasonable price for worldwide customer satisfaction. Honda develops, manufactures and markets motorcycles, automobiles and power products globally.
Honda’s principal executive office is located at
1-1,
Minami-Aoyama
2-chome,
Minato-ku,
Tokyo,
107-8556,
Japan. Its telephone number is
+81-3-3423-1111.
We maintain a website at https://global.honda/en/investors/ that contains information about our Company.
The United States Securities and Exchange Commission (the “SEC”) maintains a website at https://www.sec.gov/ which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.
Principal Capital Investments
In the fiscal years ended March 31, 2022, 2023 and 2024, Honda’s capital expenditures were ¥2,503.8 billion, ¥2,233.5 billion and ¥3,141.1 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥477.7 billion, ¥690.0 billion and ¥692.7 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during fiscal year 2024, see Item 4.D “Property, Plants and Equipment” of this Annual Report.
B. Business Overview
General
Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power products and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022	2023	2024
	Yen (billions)
Motorcycle Business	¥2,185.2	¥2,908.9	¥3,220.1
Automobile Business	9,147.4	10,593.5	13,567.5
Financial Services Business	2,820.6	2,954.0	3,248.8
Power Products and Other Businesses	399.2	451.1	392.2

Total	¥14,552.6	¥16,907.7	¥20,428.8

	Fiscal years ended March 31,
	2022	2023	2024
	Yen (billions)
Japan	¥1,943.6	¥2,013.0	¥2,242.2
North America	7,624.7	8,945.9	11,713.6
Europe	611.8	690.6	961.1
Asia	3,711.4	4,335.7	4,313.8
Other Regions	660.8	922.2	1,197.9

Total	¥14,552.6	¥16,907.7	¥20,428.8

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
(SxS).

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain
vehicles (ATVs) and
side-by-sides
(SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022			2023			2024
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	244	244	¥105.0	246	246	¥109.3	241	241	¥113.7
North America	437	437	230.7	459	459	306.7	498	498	335.5
Europe	317	317	202.2	347	347	250.0	440	440	351.8
Asia	14,589	8,283	1,309.9	16,108	9,512	1,739.7	16,016	9,416	1,793.3
Other Regions	1,440	1,440	337.2	1,597	1,597	503.0	1,624	1,624	625.6

Total	17,027	10,721	¥2,185.2	18,757	12,161	¥2,908.9	18,819	12,219	¥3,220.1

Motorcycle revenue as a percentage of total sales revenue			15%			17%			16%

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
ACCORD, CITY, CIVIC, FIT, INTEGRA, JAZZ
Light trucks:
BREEZE,
CR-V,
FREED,
HR-V,
ODYSSEY, PILOT, VEZEL,
ZR-V
Mini vehicles:
N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022			2023			2024
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	547	476	¥1,340.7	550	484	¥1,385.8	595	525	¥1,600.6
North America	1,283	1,283	4,884.9	1,195	1,195	5,990.5	1,628	1,628	8,510.2
Europe	100	100	319.3	84	84	332.9	103	103	506.7
Asia	2,022	443	2,321.7	1,744	505	2,523.8	1,651	468	2,449.8
Other Regions	122	122	280.7	114	114	360.3	132	132	500.1

Total	4,074	2,424	¥9,147.4	3,687	2,382	¥10,593.5	4,109	2,856	¥13,567.5

Automobile revenue as a percentage of total sales revenue			63%			63%			66%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022	2023	2024
	Yen (billions)
Japan	¥418.3	¥428.2	¥440.7
North America	2,356.9	2,466.5	2,729.1
Europe	10.8	13.2	18.1
Asia	15.7	16.5	14.7
Other Regions	18.6	29.4	46.0

Total	¥2,820.6	¥2,954.0	¥3,248.8

Financial Services revenue as a percentage of total sales revenue	19%	17%	16%
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
HondaJet
aircraft in December 2015.
The following table sets out Honda’s revenue from Power products and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2022, 2023 and 2024:

	Fiscal years ended March 31,
	2022		2023		2024
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	353	¥79.4	376	¥89.6	302	¥87.0
North America	2,738	152.1	2,274	182.1	1,083	138.7
Europe	1,189	79.3	1,168	94.3	794	84.4
Asia	1,487	64.0	1,408	55.5	1,294	55.9
Other Regions	433	24.3	419	29.4	339	26.0

Total	6,200	¥399.2	5,645	¥451.1	3,812	¥392.2

Power Products and Other businesses revenue as a percentage of total sales revenue		3%		3%		2%

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
In fiscal year 2024, approximately 85% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 40% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in Asia followed by 40% in North America and 14% in Japan. Approximately 34% of Honda’s power products units on a group basis were sold in Asia followed by 28% in North America and 21% in Europe.
Sales and Service
In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.
In fiscal year 2024, approximately 98% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.
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
No single third-party supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2024.
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
In October 2022, MLIT decided to introduce PN regulation. Among diesel vehicles, it has been applicable to new models beginning in October 2023, and will be applicable to current models beginning in October 2025. Among gasoline direct injection vehicles, it will be applicable to the new models beginning in October 2024, and to the current models beginning in October 2026.
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
zero-emission
by 2035.
In April 2023, the U.S. Environmental Protection Agency (EPA) announced proposal of federal multi-pollutant regulation (Tier 4) together with more stringent greenhouse gas requirement which will apply from 2027 model year vehicles. The finalization of Tier 4 was announced on March 20, 2024. The finalized requirement requires a more stringent PM emission standard of 0.5mg/mile for light-duty and medium-duty vehicles compared to CARB LEV IV and fleet NMOG+NOx standard of 15 mg/mile for light-duty vehicles for 2032 model year.
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
The new Evaporative Emissions Test started from September 2019. The testing cycle was updated from NEDC to Worldwide harmonized Light vehicles Test Procedure (WLTP) in conformity with the United Nations Economic Commission for Europe (UNECE) Global Technical Regulation (GTR) No. 19.
On December 11, 2019, the European Commission released its communication on the “EU Green Deal,” which is intended to be the most ambitious package of measures that the European Commission has ever proposed, aiming for Europe to become the world’s first climate-neutral continent (economy) by 2050.
The Green Deal is designed as a set of 10 deeply transformative policies and more than 50 supporting legislative actions. One of the policies (Sustainable and smart mobility) includes “Euro 7 as more stringent pollutant emissions standards for combustion-engine vehicles.”
In November 2022, the European Commission proposed new emission standard “Euro 7” which, if finalized, will apply to all new vehicles sold after July 2025. “Euro 7” requires updated RDE test method, on-board
monitoring (OBM) systems,
on-board
refueling vapor recovery systems and measurement of particulates from break wears and tire abrasions.
In March 2024, the European Parliament adopted a provisional agreement reached with the Council, regarding Euro 7. As a result, vehicles will need to comply with Euro 7 standards for longer, ensuring they remain cleaner throughout their lifetime. For the first time, EU standards included limits on brake particle emissions for cars and set minimum performance requirements for battery durability in electric and hybrid cars. However, the requirements for on-board
refueling vapor recovery systems (ORVR) were not adopted in Euro 7 regulation.
China
China implemented Step 6b regulations in July 2023.

The President of China, Xi Jinping, proclaimed at the 75
th
session of the United Nations General Assembly held between September 2020 and September 2021 that China would address “reduction of greenhouse gas emissions.” In response, the relevant regulatory authorities are proceeding with research and formulation of the new emission standards.
India
India implemented Bharat Stage VI (BS VI) regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase has been applied from April 2023 with more stringent particle number and on-board
diagnostic requirements and compliance for RDE.
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
In April 2023, EPA announced proposed GHG regulations together with multi-pollutant standards (Tier 4) to be effective from 2027 to 2032 model years. The finalization of GHG regulation was announced on March 20, 2024. The projected combined fleet target of CO
2
is 85 g/mile for model year 2032.

In August 2023, NHTSA proposed CAFE standards for model years from 2027 through 2032. The CAFE standards will reach approximately 57.8 MPG in the 2032 model year (U.S. fleet average).
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
In September 2023, the government of Quebec adopted regulatory amendments to the Quebec’s ZEV regulations which increase the percentage of ZEV sales that a manufacturer must achieve each year from 2025 to 2035. The percentages in 2025 are 32.5%, in 2030 are 85%, and in 2035 are 100%.
In December 2023, the federal government adopted a national ZEV mandate from model year 2026 as a part of greenhouse gas regulation. The regulation mandates sales of new vehicles to be ZEVs at the rate of 20% in 2026, 60% in 2030, and 100% in 2035 model year.
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
On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe.” One policy in the EU Green Deal (EU’s climate ambition for 2030 and 2050) includes “CO
2
performance of cars.” On April 25, 2023, regulation (EU) 2023/851 was issued in the EU Official Journal, setting CO
2
emission targets for newly registered passenger cars and light commercial vehicles, which contains a new provision establishing a 100% reduction of EU fleet-wide targets compared to 2021 from 2035 onwards. Furthermore, the European Commission will issue the methodology for the assessment and the consistent data reporting of the full life-cycle CO
2
emissions of passenger cars and light commercial vehicles by 2025.

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
Europe
On December 30, 2006, the European Union adopted the Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which became effective on June 1, 2007. From June 1, 2008, any manufacturer or importer of chemical substances is required to submit a registration to the European Chemicals Agency, based on annual production or import quantity levels. Submitting a pre-registration
between June 1 and December 1, 2008, will allow the manufacturer or importer to extend the deadline for submitting the registration for existing chemical substances. The list of Substances of Very High Concern (SVHC) is amended periodically to include new substances. Upon a request by a consumer, a supplier of a product containing SVHC must provide the consumer with sufficient information, including at least the name of the substance, within 45 days.
On February 18, 2011, the first set of substances which require authorization for use after specified dates were announced. Manufacturers using these substances in Europe must either be authorized for use after submitting an application or use substitute substances. Substances which require authorization will be added periodically.
The European Union has issued a regulation amending the EU Battery Directive to the EU Battery Regulation in 2023. This regulation adds requirements related to carbon footprints and information disclosure of remaining life for recycling, among others. The EU Battery Regulation came into force in 2024.
The European Union has published a draft regulation amending the ELV Directive to the ELV Regulation. The proposed regulations would add requirements for recycled content and expanded producer responsibility.

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
MLIT is considering introducing a regulation regarding “Accident Emergency Call Systems (AECS).”
Inspection of
on-board
diagnostics (OBD) will be required from October 2024 for inspections of vehicles with electronic control devices.
In 2021, the MLIT adopted UN R158, which regulates “rear view devices.”
In 2021, the MLIT adopted UN R160, which regulates “Event Data Recorders (EDRs).”
In 2022, the MLIT adopted UN R161, which regulates “Devices against Unauthorized Use.”
In 2022, the MLIT adopted UN R162, which regulates “Immobilizers.”
In 2022, the MLIT adopted UN R163, which regulates “Vehicles Alarm systems.”
In 2023, the MLIT adopted UN R165, which regulates “Reverse warning devices and signals.”
In 2023, the MLIT adopted UN R166, which regulates “Vulnerable Road Users in Front and Side Close Proximity.”

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
In December 2016, the NHTSA issued a final rule to newly establish Federal Motor Vehicle Safety Standard (FMVSS) 141, a standard for minimum sound requirements for hybrid and electric vehicles. The purpose of FMVSS141 is to reduce the number of injuries that result from electric and hybrid vehicle crashes with pedestrians by providing a sound level and sound characteristics necessary for these vehicles to be detected and recognized by pedestrians. Manufacturers must comply with the new requirements for 50% of all hybrid and electric vehicles produced from September 2018, and all hybrid and electric vehicles in or after September 2019. In February 2018, the NHTSA issued another final rule amending FMVSS141. The purpose of this amendment is to clarify the details of technical requirements and reschedule the phase-in
schedule (1 year delay).
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
In February 2022, the NHTSA issued a final rule to revise FMVSS108 “Lamps, Reflective Devices, and Associated Equipment.” This amendment enables the adoption of adaptive driving beam (ADB) systems, an advanced headlamp technology that optimizes the beam pattern without driver action, specifies track testing requirements for vehicles and lab testing requirements at the component level.
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
In May 2023, the NHTSA proposed a new FMVSS that would require all new light vehicles to be equipped with automatic emergency braking systems. It proposed mandatory installation of forward collision alarms and automatic emergency braking for lead vehicles and pedestrians by newly establishing FMVSS 127 “Automatic emergency braking systems for light vehicles” and 49 CFR Part 596 “Automatic Emergency Braking Test Devices.” The application is planned in 2 phases for vehicles manufactured on or after September 1, three years and four years after the publication of the final rule.
In September 2023, the NHTSA proposed to revise FMVSS101 “Controls and displays” and FMVSS208 “Occupant crash protection.” In addition to driver’s seat, it proposed to install a seatbelt reminder system in the passenger and rear seats and a stringent audio-visual warning system for driver and front passenger seat which keeps the alert active until the seatbelts are fastened. The proposed application is scheduled as follows: the front seat requirement will apply for vehicles manufactured on or after the first September 1 of the year following the publication of the final rule and the rear seat requirement will apply for vehicles manufactured on or after the first September 1 of the second year following application of the final rule.
In September 2023, the Senate proposed a bill that requires the Secretary of Transportation to issue a rule requiring access to AM broadcast stations in motor vehicles. According to the bill, the Secretary of

Transportation rule must be issued within one year after the enactment of this Act, and the requirement to install radios will take effect in two to three years after the rule is issued.
In December 2023, the NHTSA revised FMVSS213 “Child restraint systems; Applicable unless a vehicle or child restraint system is certified to § 571.213b” and issued FMVSS213b “Child restraint systems; Mandatory applicability beginning December 5, 2026.” FMVSS213 is applicable to products manufactured before December 5, 2024, and FMVSS213b applicable to products manufactured on or after December 5, 2026.
In January 2024, the NHTSA issued an initial rulemaking document providing for the gathering of information necessary to develop performance requirements and require that new passenger motor vehicles be equipped with advanced drunk and impairment driving prevention technology. The purpose of this information collection is to develop new FMVSS to reduce crashes and fatalities caused by alcohol-impairment driving.
In April 2024, the NHTSA proposed new FMVSS307 “Fuel system integrity of Hydrogen vehicle” and FMVSS308 “Compressed hydrogen storage system integrity.” This proposed safety standards are drafted in accordance with GTR No.13, but there are differences between some requirements and test procedures and GTR No.13. NHTSA proposed that the rule take effect the September 1st the year after the final rule is published.
In April 2024, the NHTSA proposed new FMVSS305a “Electric-powered vehicles: Electrolyte spillage and electrical shock protection” to replace FMVSS 305. NHTSA proposed compliance date would be two years after the publication of the final rule in the Federal Register.
Europe
In August 2018, the EU commission issued a regulation to significantly revise the legal framework for the EU type-approval. This regulation introduces a market surveillance system for managing the conformity of motor vehicles available on the market and adds a requirement of an expiration date for vehicle type approval. This EU type-approval came into effect on September 1, 2020.
In March 2019, the Committee of the Permanent Representatives of the Governments of the Member States to the European Union approved amendments to the “General Safety Regulation.” Road traffic safety in the EU has improved during the last decade, but recently the decrease in the number of road fatalities has stagnated.
To address this issue, the revised General Safety Regulation came into force in January 2020 and has been applied to vehicles from July 2022, which is 30 months after the enforcement. The revised General Safety Regulation includes mandatory equipment such as advanced driver assistance systems (ADAS).
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
As an important block of the European Data Strategy of February 2020, the Data Act was announced as the primary regulation governing the assurance of data value and management. On December 22, 2023, the EU Data Act (EU) 2023/2854 was finalized and published in the EU Official Journal.

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
China
Vehicle safety regulations in China were drafted with reference to the UNECE standards and cover almost the same matters as the UNECE standards. However, these regulations also include unique provisions that take into account the distinctive characteristics of the Chinese market environment and the rules differ from the latest UNECE regulations. In addition, as rulemaking related to autonomous vehicles accelerates, in November 2023, “Notification of Intelligent and connected vehicle entry and road traffic pilot business activities” was published, making road tests and test operations of intelligent connected vehicles (ICV) possible.
In June 2022, the Shenzhen Special Economic Zone ICV Management Ordinance has been issued, in August 2023, local standards of Shenzhen were published specifying technical requirements for ICV products.
Future safety regulations are described as follows:
Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include:

+	Amendment to electric vehicles safety requirements.

+	Motor vehicles – Devices for indirect vision – Requirements of performance and installation

+	Amendment to connection set for conductive charging of electric vehicles – Part 1: General requirements

+	Amendment to test methods for power performance of fuel cell electric vehicles

+	Amendment to fuel cell electric vehicles – Onboard hydrogen system specifications

+	Establishment of security requirements for automobile data collection and requirements for cross-border data transfers
Newly established GB and GB/T standards (not yet published) include:

+	Establishment of technical requirements related to cyber security, and

+	General technical requirements for software updates of vehicles

+	Amendment to battery electric passenger cars-specifications.

+	Amendment to measurement methods of net power for automotive engines and electric drive trains

+	Amendment to hybrid electric vehicles – Power performance – Test method

+	Amendment to battery electric vehicles – Power performance – Test method

+	Protective device against unauthorized use of motor vehicles

+	Intelligent and connected vehicle – Data storage system for automated driving

+	Technical requirements and testing methods for advanced emergency braking system (AEBS) of light-duty vehicles

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
In October 2020, the National Institute of Metrology, Standardization and Industrial Quality (INMETRO) issued an ordinance amending quality technical regulations for new tires. The ordinance was implemented from April 21, 2022, for new tire type and is scheduled to be implemented from October 21, 2025, for existing tire type.
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
CONTRAN announced a second proposal regarding the obligation to install and technical requirements for the Automatic Emergency Braking System (AEBS) installed in vehicles in November 2022. For moving obstacles, it is scheduled to be implemented from January 1, 2026 (new models), and January 1, 2029 (all models). For fixed obstacles, it is scheduled to be implemented from January 1, 2029 (new models), and January 1, 2031 (all models).
CONTRAN announced a proposal regarding the obligation to install and technical requirements for the Lane Departure Warning System (LDWS) installed in vehicles in November 2022. It is scheduled to be implemented from January 1, 2026 (new models), and January 1, 2029 (all models).
CONTRAN issued a regulation that establishes requirements for occupant protection and fuel system integrity in vehicle collisions in December 2018. It is scheduled to be implemented from January 1, 2024 (new models), and January 1, 2026 (all models).
CONTRAN issued a regulation to establish pedestrian protection requirements in the event of a collision in December 2018. It is scheduled to be implemented from January 1, 2025 (new models), and January 1, 2030 (all models).
CONTRAN issued a regulation to establish requirements for rear warning and monitoring systems installed in vehicles in December 2018. It is scheduled to be implemented from January 1, 2025 (new models), and January 1, 2027 (all models).
CONTRAN issued a regulation to establish vehicle performance requirements in the event of pole side impact in December 2018. It is scheduled to be implemented from January 1, 2026 (new models), and January 1, 2030 (all models).

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
On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe.”
China
China is considering the introduction of Euro 5 level emission regulation.
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
Brazil
Brazil published a new emission regulation called PROMOT 5 (Euro 5 level exhaust emission regulation), which has been applied to new motorcycles from January 2023 and will apply to all motorcycles registered from January 2025. The OBD stage 2 requirement will apply to new models of motorcycles from January 2025 and will apply to all motorcycles registered from January 2027.
2. Recycling / Chemicals and hazardous substances
Europe
The same REACH compliance required for motor vehicles is required for motorcycles.
The European Union has a plan to implement motorcycle recycling laws in near future.
The European Union has issued a regulation amending the EU Battery Directive to the EU Battery Regulation in 2023. This regulation adds requirements related to carbon footprints and information disclosure of remaining life for recycling, among others. The EU Battery Regulation came into force in 2024.
The European Union has published a draft regulation amending the ELV Directive to the ELV Regulation. The proposed regulations would add requirements for recycled content and expanded producer responsibility. Furthermore, the regulation is expected to apply not only to passenger cars but also to large vehicles and motorcycles, and discussions are continuing in Europe.

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
China
Electric motorcycle safety regulations were introduced in January 2021.
Newly established GB standards (mandatory national standards) and GB/T standards (voluntary national standards) include:

+	Technical requirements related to cyber security.

+	Security requirements for automotive data collection.
India
New vehicle models certified on and after April 1, 2018, all vehicles manufactured on and after April 1, 2019, shall be equipped with an advanced brake system. For advanced brake system, two-wheeled
vehicles with engine capacity of not more than 125cc, continuous rated or net power not more than 11kW and power/weight ratio not more than 0.1 kW/kg shall be equipped with ABS or CBS. All other categories of two-wheeled
vehicles shall be equipped with ABS. Furthermore, the Automotive Industry Standard Committee (AISC) published AIS 146, 147 and 148. These are the standards for stand, external projection and footrest strength. These standards became closer to those required by the European regulations.
The Ministry of Road Transport and Highways, Government of India, has promulgated technical requirements for batteries that include India’s own requirements called
AIS-156
(Amd3). The standard was enforced in two phases, item by item, with Phase 1 coming into effect on December 1, 2022, and Phase 2 on March 31, 2023.
Other Asian Countries
In Thailand, regulations for brakes (UN R78) came effective in January 2022 and regulations for the safety of electric motorcycles (UN R136) became effective in January 2023, while regulations for lighting installation (UN R53) became effective in January 2024.

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
Brazil
The Brazil transport authority (CONTRAN) issued a standard concerning motorcycle braking based on the UNECE Brake regulation (R78.03) as well as a new regulation mandating ABS/CBS installation. The Brazilian standardization authority (INMETRO) currently mandates parts certification for tires and batteries, but added drive/driven sprocket, drive chain and muffler to the scope of application from March 24, 2019, at customs clearance. Brazilian government issued lighting regulation based on previous UNECE regulations; these regulations were implemented from January 1, 2019.
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
off-road
engines to
zero-emission
equipment, requiring most small
off-road
engines sold in California on or after January 1, 2024, to be zero emissions. In accordance with this, the evaporative (EVAP) emission standard value has also been changed.
In April 2023, the U.S. Consumer Product Safety Commission (CPSC) initiated a rule-making process to establish safety standards regulations, including CO emissions (g/h) limits for portable generators.
Europe
The European Commission has finalized strengthened exhaust emission regulation for non-road
small spark-ignition engines (commonly known as Stage 5 regulation). Its limit values of exhaust emission follow the U.S. EPA phase 3 and the effective date is January 2018 for new certifications and January 1, 2019, for the engines newly placed in the market.
On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe.”
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
The European Union has issued a regulation amending the EU Battery Directive to the EU Battery Regulation in 2023. This regulation adds requirements related to carbon footprints and information disclosure of remaining life for recycling, among others. The EU Battery Regulation came into force in 2024.
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
In April 2018, an American National Standard Institute (ANSI) Standard for portable generators were amended.
In December 2023, the Portable Generator Manufacturers’ Association (PGMA), a trade association that seeks to develop and influence safety and performance standards for the industry, revised ANSI/PGMA
G300-2018
and approved a new standard by ANSI, G300-2023. It will become effective in January 2025.
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
In December 2023, the Council of Europe published a provisional agreement between the European Parliament and the Council on the proposed legislation regarding cybersecurity requirements for products with digital elements, which aims to ensure that products such as connected home cameras, fridges, TVs and toys are safe before they are placed on the market (Cyber Resilience Act).
China
The publication of a new “Safety technical specification for agricultural machinery,” which specifies safety requirements for agricultural machinery in general, is under consideration.
Preparing for the Future
Please note that the forward-looking statements contained herein are judgments made by Honda as of the filing date of this Annual Report and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”
Management Policies and Strategies
Honda has two fundamental beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” is based on “Respect for the Individual,” and is the philosophy of creating joy for everyone involved in Honda’s activities, with the joy of our customers as the driving force.
Based on these fundamental beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its mission statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction”.

As a mobility company, we must sincerely address the difficult challenges of achieving “zero environmental impact” and “absolute safety.” By realizing the future mobility Honda dreams of and a mobility society people desire, while addressing societal values in the areas of the “environment and safety”, Honda aspires to chart a new trajectory of growth as a company.
Amidst this era of significant transformation in the business environment, we believe that we need to proactively change, and so we have made progress toward various initiatives. However, in order for all of us at Honda to work together cohesively toward a common purpose at an accelerated speed, we recognized the importance of re-clarifying
“direction what we aim for” and “what value we offer.” Thus, we have redefined the Honda Global Brand Slogan—The Power of Dreams—.

“Redefinition of the Honda Global Brand Slogan”
Honda seeks to offer two value propositions Honda wants to continue offering—One is to enable people to “transcend the constraints of time and place,” and the other is to enable people to “augment of all human possibilities.” The future mobility we dream of and a mobility society people desire lie ahead of us as we continue to thoroughly pursue these value propositions. Therefore, we defined the two values we provide as “Transcend” and “Augment.”
Transcend: “Go beyond the limits”
Honda aims to create the significant value of “transcending the constraints of time” and “transcending the constraints of place” via mobility.
Augment: “Making something greater”
Honda aims to provide the value of “augmenting people’s possibilities” to enable people to become capable of doing something that they could not do before through the use of various mobility products and services.
Furthermore, it is the creativity of each and every one of us at Honda that becomes the key to creating the value proposition of Honda. With the key word of “Create,” all of us who work together at Honda will set high goals and take on challenges without being afraid of changes, to “create” something which will generate new value for our customers.
By “moving people physically” as a mobility company and “moving people’s hearts”—How we move you.—through the value we provide, Honda aims to become “the power that supports people around the world who are trying to do things based on their own initiative” in order to continue to be “a company society wants to exist.”
Management Challenges
The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Additionally, geopolitical risks have emerged, where the outlook for the international situation remains uncertain, including the situations in Ukraine and the Middle East. Furthermore, Honda needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues. Working to improve the quality of providing value is essential to achieve future growth.
In Automobile business, a wide variety of products have been introduced in the EV (electric vehicle) market. It is becoming increasingly challenging for Honda to differentiate its products based on traditional strengths such as performance of engines. With electrification on the rise, we anticipate increased demand for minerals essential to battery production such as nickel, lithium and cobalt. This has raised concerns about potential significant increases in battery prices due to possible shortages in these raw materials. Honda is taking proactive measures against such risks, especially in parts procurement, including for batteries. Our focus is on promoting recycling, reusing materials and incorporating sustainable materials, aligning with the vision of a resource circulation.
We believe that the motorcycle business will be able to sustain its market expansion, particularly in emerging countries characterized by burgeoning young populations. Additionally, environmental awareness is growing as governments not only in developed nations but also in emerging economies establish electrification targets. The electrification of mobility is expected to be a solution, while on the other hand, the demand for EVs in emerging countries is significantly influenced by government incentives. Moreover, challenges persist on the infrastructure side, including stable power supply and the development of charging networks. Amidst the uncertainties related to the shift to EVs, we plan to optimize resource allocation by identifying markets where demand for internal combustion engine (ICE) vehicles persists and where electrification is progressing. We will harness Honda’s strengths to distinguish ourselves from emerging EV manufacturers.
In Power Products and Other businesses, against the backdrop of increasing environmental regulations, there is a growing shift towards electrification in the domain of small-scale construction equipment and gardening, particularly in the realm of “small-scale” and “short-duration operation” products. Conversely, the demand for ICE products persists, fueled by their attributes such as “high power output and extended operation hours” and their “cost-effectiveness,” well-suited to specific applications. Thus, Honda comprehends the imperative to cater to the diversified market demands, adroitly steering its environmental endeavors in the ICE sphere even as it maintains an unwavering focus on electrification.
Challenges to be Addressed Preferentially
Considering the business environment, Honda has comprehensively identified social issues from sustainability point of view and selected challenges to be addressed preferentially aligning with the company’s strategic direction. Specifically, the Group has selected five non-financial
areas as key themes: “environment” and “safety,” which are the key management themes the Group has long committed to; “human” and “technology,” which are our engines for growth; and “brand,” which could be regarded as the sum of all corporate activities. By linking these themes with our financial strategies, Honda will create social values and economic values.
“Five Key Themes”
1. Realization of a zero environmental impact of society
Honda seeks to eventually realize a zero environmental impact of society. Efforts will be centered around the Triple Action to ZERO program, which integrates three elements—carbon neutrality, clean energy and resource circulation—within a single initiative.
Carbon neutrality
In the Automobile business, as a medium- to long-term goal, we aim to increase the sales ratio of EVs and FCEVs (fuel cell vehicles) to 100% globally by 2040 by building a global EV production system that will target production of more than 2 million units per year by 2030.
To achieve this goal, Honda plans to expand its EV lineup, establish multiple battery procurement methods, expand recharging services, accelerate software development, and build a global EV production system at Honda.

(EV lineup expansion)

Region	EV lineup: current and to be released
North America
• Launched the
PROLOGUE
by Honda and the
ZDX
by Acura in 2024, both of which are
co-developed
with General Motors Company (GM)
• Plan to launch a
mid-
to
large-size
EV incorporating a new E&E architecture based on Honda’s proprietary EV platform in 2025
• Plan to launch the first model of the
Honda 0 Series
in each global region, starting with the North American market in 2026

China
• Launched the
e:NS2
and
e:NP2
in early 2024
• Plan to launch, at the end of 2024 or thereafter, the
Ye P7
and the
Ye S7
from the
Ye
series, the next-generation EV series for China, which were unveiled at the Auto China 2024 held in April 2024
In addition, plan to launch production models based on the
Ye GT CONCEPT
before the end of 2025
• Plan to introduce a total of 10 EV models, including the above 5 models by 2027

Japan	• Plan to launch N-VAN e: , an N-VAN-based light commercial EV in the fall of 2024 • Plan to launch an N-ONE-based EV in 2025 and two compact EVs, including an SUV model, in 2026
Europe	• Launched e:Ny1 , a model from the e:N series for the European market in the fall of 2023 in all European countries
(Battery strategy)
For batteries, we plan to address the rapid pace of electrification by formulating a variety of battery procurement strategies to meet both current and anticipated needs. We plan to initiate mass production of batteries in North America by 2025 through a joint venture with LG Energy Solution Ltd., aiming to establish a new value chain. For the procurement of essential minerals, we have formed partnerships with HANWA Co., Ltd. and POSCO Holdings Inc. Additionally, we are collaborating with Ascend Elements, Inc. and Cirba Solutions, LLC in the recycling sector. From the late 2020s, we plan to not only advance our liquid lithium-ion
batteries but also develop and introduce next-generation batteries, including semi-solid-state and all-solid-state
varieties. To enhance the performance of our liquid
lithium-ion
batteries, we are collaborating with GS Yuasa International Ltd. to develop high-capacity and high-power versions specifically for EVs, supporting Japan’s rapid electrification. Furthermore, our investment in SES AI Corporation will bolster the joint development of semi-solid-state batteries. Our goal is to produce batteries that are safe, have high capacity and exhibit increased durability. Regarding all-solid-state
batteries, we’re ramping up efforts to initiate a demonstration line in Sakura City, Tochigi Prefecture by 2024, targeting a market launch by the late 2020s.
(Charging and infrastructure strategy)
We are actively working on expanding charging services in line with our growth in the EV market. To promote the adoption of EVs in North America, seven companies, including Honda’s U.S. subsidiary, American Honda Motor Co., Inc., BMW Group, General Motors (GM), Hyundai, Kia,
Mercedes-Benz
Group and Stellantis N.V., have agreed to form a joint venture. The parties’ goal is to establish a high-capacity EV charging network across the U.S. and Canada. The first charging station is scheduled to open in the U.S. by the summer of 2024, with subsequent expansions focusing initially on metropolitan areas and major highways. For home charging, we will utilize Honda Smart Charge, an established EV charging service in North America, and plan to gradually introduce smart energy services that leverage the power supply capabilities of EVs.

(Software strategy)
Under the “Software-Defined Mobility” concept, which delineates the value of both hardware and services, we are accelerating our software development. Specifically, Honda is advancing its E&E architecture and developing its unique vehicle OS, aiming for its adoption in the mid-size
and large EVs that we intend to launch in North America in 2025. Using this vehicle OS as a foundation, Honda will continue to evolve its in-vehicle
software, offering advanced functions and services even after the vehicle purchase. Furthermore, we will swiftly provide digital services highly compatible with EVs, centered on safety, comfort and reliability. These services, designed with a focus on UX, will be offered under a unified management, including user-friendly charging guidance and other appealing features.
(EV production system)
In response to the rapid electrification worldwide, we are advancing the establishment of an EV production system globally within Honda. In North America, Honda has identified its three existing plants in Ohio (Marysville and East Liberty, which produce automobiles, and the Anna Engine Plant, which manufactures automobile powertrains) as central locations for EV production. While utilizing these existing facilities, we are constructing efficient and highly flexible EV production lines.
To further accelerate efforts toward carbon neutrality, which is explained above, and “2. To realize a zero-traffic
collision society”, mentioned below, it will be essential to strengthen environmental and electrification technologies as well as software development. Therefore, on March 15, 2024, we have signed a memorandum of understanding, with Nissan Motor Co., Ltd. (Nissan), under which we will begin a feasibility study of a strategic partnership in the fields of vehicle electrification and intelligence. Accordingly, we are considering a broad scope of partnership with Nissan, includes automotive software platforms, core components related to EVs, and complementary products.
Moreover, with regard to the battery strategy and EV production system, we announced in April 2024 that we will start a full-scale study to establish a comprehensive EV value chain in Canada in order to strengthen the EV supply system for the future increase in demand for EVs in North America. This value chain includes the establishment of a production system in Canada for key battery components, such as separators and cathode materials, through the formation of joint ventures with two partner companies, as well as the construction of a complete vehicle plant exclusively for EVs and an EV battery plant.
We will continue to pursue alliances in various fields using methods such as joint development and joint ventures to develop battery strategies, charging and infrastructure strategies, software strategies, and EV production systems.
In the Motorcycle business, Honda’s motorcycles meet the mobility needs of customers around the world and are used by a wide range of customers. We will continue to develop electric motorcycle platforms that meet the needs of customers in each country by leveraging our competitive manufacturing technology and know-how
accumulated through the development of the ICE vehicle platform. We will lead the global electrification of motorcycles by delivering the same joy of mobility at a reasonable price for EVs as for ICE vehicles through highly efficient manufacturing. We aim to introduce, by 2026, a total of 10 models or more of electric motorcycles worldwide, with annual sales of 1 million units, and to expand, by 2030, our product lineup with sales of 4 million units.
To achieve this goal, we plan to leverage our strengths: a complete product lineup expansion; development, production, and procurement capabilities; advanced connectivity added to the basic performance of “accelerating/cruising, turning, and stopping;” and integrated online and offline customer touchpoints utilizing our sales network consisted of 30,000 dealership locations.

(Complete product lineup expansion)
Honda seeks to accelerate its efforts to develop a full lineup of electric motorcycles by aggressively introducing a planned total of 30 models or more by 2030, including super sports, off-road,
kids bikes and ATVs. We will also cater to a wide range of customer demands by offering two types of battery systems: a battery replacement system and a plug-in
charging system with fixed batteries, from which customers can choose depending on their environment.
(Development, production and procurement strategies)
For the development of electric motorcycles, in the form of a modular platform, the battery, power unit and chassis of electric motorcycles are modularized respectively, and by combining such modules, a wide range of variations can be developed. We believe that this will enable Honda to quickly and efficiently introduce a number of models that accommodate the diverse needs of its customers around the world. For the production, Honda plans to initially utilize its existing infrastructure for ICE models. However, in order to build a solid production system and capability and further increase its competitiveness toward the achievement of the 2030 sales target of 4 million units, Honda plans to begin the operation of dedicated electric motorcycle production plants, globally, beginning around 2027. As for procurement, the current method of purchasing by functional components will be revised so that procurement can be done by component parts in the future. In addition, Honda will strive to reduce the cost of materials and logistics to increase the competitiveness of its procurement system and capability.
(Software strategy)
Connectivity is one of the features that we plan to significantly advance with electric motorcycles. Advanced connectivity will enable post-purchase software updates, including the addition of new functions, through OTA
(over-the-air)
or other formats. In the future, data obtained and accumulated from both ICE and electric models will be utilized to understand the needs of customers based on the data of how those motorcycle models are being used. We believe that this will enable Honda to offer customer experiences that only it can offer, including functions to enable the customer to make new discoveries and achieve enhanced safety.
(Integrated online and offline customer touchpoints)
In the electric motorcycle business, Honda will seek to improve customer convenience by offering online sales that allow customers to purchase motorcycles without going to a dealer in person, while also providing the peace of mind to customers through services provided by Honda’s existing global sales network of more than 30,000 dealership locations worldwide. By combining the strengths of existing dealerships and enhanced online services, we will offer more integrated online and offline customer touchpoints that provide customers with more convenience and peace of mind.
In addition, we will accelerate our endeavors to achieve carbon neutrality, transcending mere electrification. Our efforts will encompass enhancements in fuel efficiency within the ICE realm and technologies compatible with bioethanol fuel, all while adapting to the distinctive features of different regions.
Within the realm of electric product development in the Power Products business, our focal point resides in the electrification of small-scale construction equipment and gardening domain. Additionally, we are working to extend the reach of the “
Honda Mobile Power Pack e:
,” a portable and interchangeable battery introduced in the motorcycle business, to the sphere of power products. In the small-scale construction equipment domain, our strategy revolves around leveraging our established B2B customer base from the core business to promote electrification. We plan to support the electrification of finished equipment manufacturers through the sale and installation assistance of the electric power unit “
eGX
.” Beyond existing clientele, our efforts encompass the expansion of product integration to regions anticipated to adopt electrification in the future. Leveraging our strengths in the gardening domain, meticulously nurtured through attributes like the “precise cutting” ability and “endurance” of our walk-behind lawnmowers, we have solidified our presence. As we drive efficient development and production methodologies, we are poised to accelerate electrification, with external partnerships as a potential avenue. In the marine equipment domain, we are embarking on the initiation of demonstration trials for electric propulsion systems designed for small watercraft, anticipating future regulations pertaining to the utilization of ICE products in lakes.
While flexibly responding to the diversified needs of different countries and regions, we will assess the market entry for ICE products, leverage synergistic benefits with the motorcycle business and pursue efficient operations in the development and production areas such as component sharing, production optimization and procurement streamlining. Through these efforts, we aim to enhance product appeal in the production realm as well and strengthen the business foundation for electrification. At the same time, we aim to enhance environmental performance through improvements in fuel efficiency and technologies compatible with carbon-neutral fuels. This will enable us to offer even more competitive products and services.
For more details regarding “clean energy” and “resource circulation”, please see “Concepts and Approaches to Sustainability.”
2. To realize a zero traffic collision society
Honda aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2050. As a milestone, Honda aims to halve the number of global traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2030. These targets apply to new vehicles and motorcycles and those already available on the market.

For more details, please refer to “Concepts and Approaches to Sustainability.”
3. The evolution of human capital management
As a component of Honda’s human capital management initiatives, we have defined “HR Priority” as encompassing issues that warrant close attention through human capital strategies. This process involves intertwining these strategies with our business strategies. When delineating HR Priority, we engage in company-wide discussions about the trajectory in which we should channel our efforts. These discussions encompass both the medium- to long-term dimensions of the “evolution of human capital management,” a pivotal theme spanning the entire company, and the short- to medium-term aspects of fortifying our business strategy.

We subsequently establish key goal indicators (KGIs) along with their target values as metrics for assessing the degree of accomplishment of HR Priority. Additionally, we formulate an array of human capital strategies, measures and key performance indicators (KPIs) to showcase the attainment of these target values as part of a coherent narrative. KGIs and their associated KPIs are subject to consistent monitoring as part of the business management framework. Furthermore, we employ the
Plan-Do-Check-Act
(PDCA) cycle, allowing for periodic adjustments of indicators and target values, as well as the adaptation or inclusion of measures as required.

For more details, please refer to “Concepts and Approaches to Sustainability—Strategy, Indicators and Targets of Human Capital.”
4. Creation of innovative technologies
We are committed to improving our innovation management, driven by our belief that the development of core technologies lays the groundwork for sustainable business and competitiveness. This commitment aligns with our values of “Transcend” and “Augment,” guiding us towards their realization. From 2019 to 2020, Honda’s research subsidiary, Honda R&D Co., Ltd., transferred its product development functions in the motorcycle, automobile and power products businesses to Honda Motor Co., Ltd. This strategic move allowed for a more focused approach to fundamental technology research, aimed at long-term value creation. To further enhance the realm of mobility, Honda R&D is allocating additional resources to areas such as advanced technology research, power unit exploration and materials investigation. The company has also identified several technology domains warranting deeper exploration, including new mobility, robotics, next-generation energy, including hydrogen utilization, batteries, intelligence technologies/AI and sustainable materials. Leading experts in these domains are spearheading Honda’s technological development, with the goal of creating innovative value. Furthermore, Honda collaborates in joint research initiatives with diverse institutions not only in Japan but also worldwide, aiming to synthesize and leverage knowledge on a global scale.
Within this framework, Honda is applying novel technologies developed in each technology domain to create captivating next-generation mobility solutions capable of delivering unprecedented value across various fields including sea, in the air and in space. Specifically, ongoing projects encompass the eVTOL, the Avatar Robot and ventures in space exploration. Drawing upon Honda’s core technologies—spanning combustion, electrification, control and robotics—we are poised to realize “the delight of expanding the horizons of human potential.”
5. Brand value enhancement
Honda brand has been shaped by the accumulation of every individual business activity, walking hand in hand with customers from its founding to the present. We recognize that enhancing Honda brand, which has been crafted over 75 years of history, and elevating its value for the future is a critically important objective for Honda.
In this period of significant transformation, we have redefined our global brand slogan, “The Power of Dreams,” with the aim of clearly demonstrating the value Honda creates for customers worldwide and uniting all associates to collectively work towards a common purpose. We believe that taking this beyond mere “words” and aligning it with all aspects of our corporate activities, including products and services, and connecting it to consistent implementation leads to the creation of an evolved Honda brand. Based on this mindset, we position the redefined global brand slogan as the cornerstone of Honda’s brand management, projecting the underlying beliefs onto various brand assets to establish a core of consistent branding. We aim to establish an appealing brand that resonates with stakeholders by developing branding based on a solid and unwavering common foundation, both within and outside the company. This will support and drive creativity powered by the “dreams” of all associates working at Honda.
“Financial Strategy”
6. Economic value enhancement
Given the significant changes in the business environment surrounding Honda as well as an increase in the types of risks, including geopolitical risks, it has become essential to leverage both financial and non-financial
capital to attain sustainable growth of cash flows and enhance capital efficiency, thereby boosting corporate value. To realize it, we believe it is crucial to: “clearly define goals for each phase of business transformation and execute strategic resource allocation,” strengthen governance and conduct appropriate risk management, including “the strengthening of capital cost-conscious management” and “engage in active dialogue with stakeholders to enhance the quality and transparency of management.”

a. Strategic resource allocation according to the business transformation phase
(Through 2025: “Strengthening Business Resilience of ICE Product Operations and Investment in EVs” Phase)
As we allocate resources to EVs in order to transform our business portfolio, we concurrently plan to concentrate on enhancing the business structure of ICE vehicles, with the objective of achieving a company-wide Return on Sales (ROS) of 7% or higher. Having built a robust financial foundation through enhancing our Automobile business structure which we have been working on, with these initiatives, we will steadily allocate resources to EVs.
(Through 2030: “Transition from ICE Vehicles to EVs” Phase)
Expediting strategic investments that foster the growth of EV business, we will broaden our range of EV offerings, primarily in both motorcycles and automobiles, while elevating market competitiveness. While there may be an shorter-term impact from upfront investments, our goal is to bolster the long-term cash generation capability of our ICE business, allocate resources to support transformation, sustain a return on invested capital (ROIC)
*1
surpassing the cost of capital and aim for a company-wide ROIC surpassing 10% by FY2031.

*1	[Profit for the year attributable to owners of the parent + Interest expenses (excluding financial businesses)] /Deployed Capital *2
*2
Equity attributable to owners of the parent + Interest-bearing liabilities (excluding those from the financial business sector). Deployed capital is calculated using the average of the beginning and end of the period.

Furthermore, keeping an eye on market trends and flexibly changing the timing of investment, we plan to invest a total of ¥10 trillion in such as capital expenditures and research and development over the ten years from the fiscal year ended March 31, 2022 to establish a production system for 2 million EVs in 2030.
(2030s: “Growth of EV Business and Creation of New Value” Phase)
We strive to achieve a sales ratio of 100% for EV / FCEV by 2040, ensuring the sustainable growth of cash flow. To realize the creation of new value, we will stably allocate an annual research budget of around 100 billion yen to fundamental research areas, focusing on carbon-neutral technologies.
Concerning the distribution of our results, we regard returning profits to our shareholders as one of the foremost management priorities. This determination is made by factoring in internal reserves intended for future growth and the overall performance of the consolidated business, all of which are assessed from a long-term standpoint. Regarding dividends, using a consolidated payout ratio of 30% as a reference, we are committed to achieving steady and consistent dividend payments, capitalizing on Honda’s inherent strengths in generating cash while accelerating resource allocation for transformation. In line with our goal of enhancing capital efficiency and implementing flexible capital policy, we may also acquire our own shares at a timing that it deems appropriate.

b. Strengthening governance and risk management
In an era of significant transformation, our objective is to enhance governance and infuse management practices with a heightened awareness of capital costs. This approach will empower us to respond flexibly and effectively to the evolving environmental dynamics, ultimately elevating our corporate value. We will employ the ROIC Tree to seamlessly connect on-ground
initiatives with company-wide objectives. Our efforts will focus on optimizing profits, the numerator in ROIC, while enhancing the denominator—deployed capital—through prudent utilization of retained assets and strategic investment discernment, thus enhancing capital efficiency. Concerning our Financial Services business, where funding predominantly relies on liabilities, we will apply the return on equity (ROE) metric to strike a balance between profitability and stability. This balanced approach will maximize capital efficiency and lend support to our transformative endeavors.

c. Active dialogue with stakeholders
We firmly believe that increasing corporate value goes beyond merely outlining a roadmap for sustainable cash flow growth and improved capital efficiency. It also entails ensuring that Honda’s prospects are well comprehended in the capital markets. To achieve this, a fundamental requirement is that our stakeholders, including shareholders and investors, have an accurate understanding and a positive regard for our management direction. Taking proactive measures, our management team will seek to engage in an increased number of active dialogues with stakeholders, conducted through various events and individual meetings. Through these dialogues, our management team will seek to gain direct insights into the expectations and interests of the capital markets. We consider this feedback from stakeholders as highly valuable and will integrate it into our management approach, thus contributing to a further augmentation of corporate value.
Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.
Concepts and Approaches to Sustainability
Please note that the forward-looking statements contained herein are judgments made by Honda as of the filing date of this Annual Report and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”

Governance and Risk management
1. Governance
Honda is promoting corporate activities grounded in the Honda Philosophy. The Honda Philosophy consists of three components: the fundamental beliefs, the company principle, and the Management Policies.
Honda’s long-term management policies and medium-term management plan are approved and resolved by the Executive Council (chaired by the Director, President, and Representative Executive Officer, and Chief Executive Officer) and the Board of Directors. The Board of Directors is the final supervisory body, covering actions to address sustainability issues, including climate change issues. The Executive Council deliberates in advance on matters to be resolved by the Board of Directors and discusses important management matters within the scope of authority delegated to it by the Board of Directors.
In response to the need to address various risks associated with business activities and to oversee business operations for the sustainable development of society and Honda, Honda has designated knowledge in ESG and Sustainability, including ability in addressing climate change issues, as one of the necessary skills and appointed directors accordingly.
Each Operation and Supervisory Unit and subsidiary formulates and promotes action plans and measures based on the company-wide long-term management policies and medium-term management plan, and important matters are reported and approved at the Executive Council as appropriate. In each area of environment, safety, human resources, human rights, occupational safety and health, quality, and supply chain (purchasing and logistics), conference bodies have been established to promote global management through information sharing and discussions. For important cross-departmental issues such as addressing climate change issues, a cross-departmental task force is formed under the direct supervision of management members to consider and propose action plans and measures as appropriate, and important matters are reported and approved at the Executive Council. Compliance and risk management related to each area are operated by the Company’s basic policies for the development of internal control systems.
So far, policies and initiatives for sustainability issues have been discussed and examined at the Corporate Integration Strategy Meeting, which was set up for the purpose of building consensus on the company-wide direction based on internal and external environmental recognitions and material issues to be addressed as a corporate entity. In addition, the World Environment and Safety Strategy Committee was set up to promote and reinforce efforts in the environmental and safety-related areas.
In FY2024, Honda clarified KGIs (Key Goal Indicators overseen by the Board of Directors) and KPIs (Key Performance Indicators overseen by Executive Council), which are company-wide goals, and upgraded the management operation structure with the aim of achieving corporate operations that can be speedily linked to the value provided. Under the new structure, Operations and Supervisory Units and subsidiaries, as well as cross-departmental task force, consider and propose action plans and measures as appropriate, and important matters are reported and approved at the Executive Council. As a result of this upgrading, the Corporate Integration Strategy Meeting and the World Environment and Safety Strategy Committee, which had been held once a year, have been dissolved.

The Board of Directors and the Executive Council regularly monitor the progress of KGIs for which the Board of Directors is responsible for supervision and KPIs for which the Executive Council is responsible for execution, thereby reinforcing management governance. Please refer to Item 6 B. “Compensation.” for details of the executive remuneration system linked to financial and non-financial
indicators.

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
Based on the recognition of risks within Honda and reflecting external risk trends, we also identify, check and discuss the response status to the company-wide priority risks deemed particularly important for the entire corporate entity. Important matters related to risk management are discussed by the Risk Management Committee established within Honda, and details of their activities are reported to the Executive Council as appropriate.

Strategies, Indicators and Targets
1. Strategy
Honda aspires to chart a new trajectory of growth as a company, by realizing the future mobility that Honda dreams of and a mobility society people desire, while addressing societal values in the areas of the environment and safety.
(Environmental Strategy)
Honda seeks to realize a society with zero environmental impact. Efforts will be centered around the Triple Action to ZERO program, which integrates three elements—carbon neutrality, clean energy, and resource circulation—within a single initiative. The three elements are closely related. As such, rather than promoting them independently, we aim to maximize synergistic benefits by considering their linkages.
Carbon neutrality (Net zero CO
2
emissions)
To address climate change issues, Honda will work toward a target of achieving net zero CO
2
emissions from corporate activities and throughout the product lifecycle to limit the global average temperature rise to 1.5°C above pre-industrial levels.
We will promote the improvement of production efficiency, implementation of energy-saving measures, shifting to low-carbon
energy and use of renewable energy in terms of reducing the total CO
2
emissions of our corporate activities.
In the area of products, we will reduce CO
2
emissions during product use by introducing innovative environmental technologies, such as electrification, to become carbon neutral, diversifying energy sources and implementing total energy management initiatives.
Clean energy (100% utilization of carbon-free energy)
To address energy issues, Honda aims to use only clean energy during product use and corporate activities.
Through the establishment of CO
2
reduction technologies and the use of clean energy through the utilization of renewable and other energy sources, Honda will make its Automobile Plant of Saitama Factory in Japan Honda’s first carbon neutral plant in the year ending March 31, 2026. In developing these initiatives globally, we are also building a system to promote information sharing between business sites and regions.
Resource circulation (100% use of sustainable materials)
To address the effective utilization of resources, we will strive to develop products and establish systems that use sustainable materials with no environmental impact. In corporate activities, we aim to achieve zero industrial water intake and zero industrial waste at Honda plants by 2050.
Honda is actively utilizing recycled resources while working to stabilize the procurement of materials, including important minerals, while contributing to the reduction of CO
2
emissions and energy consumption by researching advanced recycling technologies and promoting the establishment of a circular value chain, thereby contributing to a circular economy.
(Safety Strategy)
Toward zero traffic collision fatalities, Honda safeguards against accidents caused by various factors by evolving and combining three elements: Human Ability (awareness-building activities), Mobility Performance (technological development) and the Traffic Ecosystem (collaboration with others and system/service development).

A major challenge as we move toward 2030 is fatal accidents involving motorcycles in emerging countries.
Honda is conducting awareness-building activities targeting a wide range of people and incorporating safety equipment into motorcycles, such as advanced brake systems of ABS
*1
and CBS
*2
, and LED headlights that are highly visible and make riders more visible from other road users at the same time. For automobiles, we actively promote the functional evolution and dissemination of advanced driver assistance systems (ADAS), which we believe is effective in reducing accidents in emerging and developed countries.
Beyond that, a major challenge for the year 2050 will be fatal accidents worldwide involving at-risk
road users such as pedestrians, cyclists and riders. To address this issue, we will promote R&D of “Safe and Sound Network Technology” that supports risk prediction and avoidance before an accident occurs by communicating with everyone sharing the road. Honda aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles by 2050.

*1	ABS : Antilock Brake System
*2	CBS : Combined Brake System
2. Indicators and targets
(Environment)
To realize a society with zero environmental impact, Honda will execute Triple Action to ZERO. Please refer to the chart below.

	Target for 2030		Target for 2050

Reduction rate of total CO 2 emissions from corporate activities (compared to FY2020)	46%		Net zero CO 2 emissions
Sales ratio of electrified products	Motorcycles	15%
	Automobiles	30%
	Power products	36%
Reduction rate of CO 2 emissions intensity of product use (compared to FY2020)	Motorcycles	34.0%
	Automobiles	27.2%
	Power products	28.2%

Reduction rate of total waste generation in corporate activities (compared to BAU*)	14.5%		Zero industrial waste

Reduction rate of total water intake in corporate activities (compared to BAU*)	14.5%		Zero industrial water intake

*	The estimated result for 2030 based on our production plans but without implementing our reduction strategies.
(Safety)
Honda aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2050. As a milestone, Honda aims to halve the number of global traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2030*
1
. These targets apply to new vehicles and motorcycles and those already available on the market.

To realize the 2030 milestone, the functional evolution and implementation of advanced driver assistance systems (ADAS) will be important.
Honda SENSING 360
, the omnidirectional safety and driver-assistive system that further extends accident avoidance or damage mitigation, is targeted for deployment in all models in developed countries by 2030. To reduce the number of fatalities in motorcycle traffic accidents, Honda is gradually rolling out
Honda SENSING
with a motorcycle detection function. In addition, Honda aims to expand the application of advanced brakes such as ABS and CBS to more models of motorcycles.

	Target for 2030

Advanced Safety Equipment Application Rate	Automobiles in developed countries* 2 Honda SENSING 360	100%
	Automobiles in emerging countries* 3 Honda SENSING	100%
	Motorcycles in emerging countries* 4 Advanced Braking (ABS/CBS)	100%

*1	Halve the number of traffic collision fatalities per 10,000 vehicles involving Honda motorcycles and automobiles worldwide in 2030 compared to 2020.
*2	Japan, USA, China, Europe
*3	Representative measurement countries India, Indonesia, Malaysia, Thailand and Brazil.
*4	Representative measurement countries India, Indonesia, Vietnam, Thailand and Brazil.
Strategy, Indicators and Targets of Human Capital
1. Strategy
(Honda’s Human Capital Management Linked to Business Strategy: A Defined Narrative)
As a component of Honda’s human capital management initiatives, we have defined “HR Priority” as encompassing issues that warrant close attention through human capital strategies. This process involves intertwining these strategies with our business strategies. When delineating HR Priority, we engage in company-wide discussions about the trajectory in which we should channel our efforts. These discussions encompass both the medium- to long-term dimensions of the “evolution of human capital management,” a pivotal theme spanning the entire company, and the short- to medium-term aspects of fortifying our business strategy.

We subsequently establish KGIs along with their target values as metrics for assessing the degree of accomplishment of HR Priority. Additionally, we formulate an array of human capital strategies, measures and KPIs to showcase the attainment of these target values as part of a coherent narrative. KGIs and their associated KPIs are subject to consistent monitoring as part of the business management framework. Furthermore, we employ the
Plan-Do-Check-Act
(PDCA) cycle, allowing for periodic adjustments of indicators and target values, as well as the adaptation or inclusion of measures as required.

(Honda’s Human Capital Strategy)
This phase is centered on crafting human capital strategies aimed at “enhancing corporate competitiveness and restructuring the business framework through the optimal and efficient utilization of human capital.”
• (Medium- to Long-Term Perspective) Activating associates’ intrinsic motivations and fostering the integration of diverse individuals
While valuing Honda’s core values that underpin corporate competitiveness, we will implement professional talent development, creating environments that encourage practical application and establishing structure to accommodate diverse careers and work styles. Our commitment extends to bolstering individuals and organizations that embrace the challenge of realizing their “dreams.”
• (Short- to Medium-Term Perspective) Ensuring both quantitative and qualitative sufficiency of human resources in priority business areas
To foster structural business reform from a human resources standpoint, we will persist in our endeavors to acquiring and shifting human resources, particularly in priority areas. This forms a component of our vision to achieve both quantitative and qualitative sufficiency. To enable shifting of resources, we will actively invest in human resources to facilitate reskilling and implement measures to enhance proficiency in priority areas.

2. Indicators and Targets
(Setting KGIs and Targets to Achieve Human Capital Strategy)
• (Medium- to Long-Term Perspective) Activating associates’ intrinsic motivations and fostering the integration of diverse individuals
- Challenging with High Motivation and Goal-Oriented Mindsets (Challenge to Dream), and backed by the Full Support of Supervisors
In order for Honda to deliver value to our customers, motivated by the dreams of each and every Honda associate, it is imperative that we fully acknowledge and comprehend the global brand slogan as a shared philosophy. This philosophy must then be reflected in our actions, central to our purpose and identity. We have formulated a new question for the engagement survey, aimed at gauging the extent to which associates exhibit strong motivation and drive to realize their aspirations. Furthermore, we have revised the engagement score calculation method to better articulate our intentions. We recognize that each associate’s aspirations of striving toward their dreams require support from supervisors within the organization. Consequently, we have infused this aspect into the engagement survey inquiries.
- Synergy is Maximized via the Integration of Diverse Knowledge
We believe that the fundamental objective of diversity initiatives is “to generate new businesses opportunities by leveraging diversity.” Especially, the enhancement of female participation stands as a pressing concern that will consistently command our endeavors. Without a doubt, we consider periods of business environment transformation as opportunities to broaden the active engagement of females. From a global perspective, we identify Japan as facing challenges in promoting opportunities for female participation. We gauge this by utilizing the proportion of females in managerial positions as an indicator of the issues at hand. Furthermore, we will also shape our global diversity, equity and inclusion initiatives in accordance with this recognition.

*	Scope: The Company and its subsidiaries in Japan subject to labor contracts with our union (see Item 6. D. “Employees”)
• (Short- to Medium-Term Perspective) Ensuring both quantitative and qualitative sufficiency of human resources in priority business areas
- Acquiring and Shifting of Human Resources to Fulfill Human Resource Needs in Priority Areas
For advancing our business success, we will also emphasize the quantitative and qualitative sufficiency of human resources aligned with our business portfolio. This encompasses presenting pivotal suggestions to bridge gaps, which will involve a comprehensive evaluation of our business plan.

- Proactive Investment in Human Resources in Priority Areas
In our pursuit of acquiring skills within software as our priority area, we are set to undertake more human resource investment than ever before. Furthermore, alongside the company-wide reskill program, we are poised to substantially broaden specialized skills enhancement initiatives. This expansion aims to enable the creation of innovative value in this domain.

*	Scope: The Company and its subsidiaries in Japan subject to labor contracts with our union (see Item 6. D. “Employees”)
Climate Change-related Disclosures (Response to the TCFD Recommendations)
In treating responses to climate change and energy-related issues as crucial in the environmental field, in April 2021, Honda announced, its vision to “realize carbon neutrality for all products and corporate activities Honda is involved in by 2050.” Hence, Honda has declared our support to the Task Force on Climate related Financial Disclosures (TCFD), established by the Financial Stability Board (FSB), as well as disclosing information based on the information disclosure framework recommended by the TCFD.
1. Governance
Honda is promoting Group-wide efforts to realize a society with zero environmental impact throughout its life cycle.
Honda’s long-term management policies and medium-term management plan are approved and resolved by the Executive Council (chaired by the Director, President, and Representative Executive Officer, and Chief Executive Officer) and the Board of Directors. The Board of Directors is the final supervisory body, covering actions to address climate change issues. The Executive Council deliberates in advance on matters to be resolved by the Board of Directors and discusses important management matters within the scope of authority delegated to it by the Board of Directors.
In response to the need to address various risks associated with business activities and to oversee business operations for the sustainable development of society and Honda, Honda has designated knowledge in ESG and Sustainability, including ability in addressing climate change issues, as one of the necessary skills and appointed directors accordingly.
Each Operation and Supervisory Unit and subsidiary formulates and promotes action plans and measures based on the company-wide long-term management policies and medium-term management plan, and important matters are reported and approved at the Executive Council as appropriate. Respective Business Operations and Regional Operations formulate action plans and promote measures based on the global medium- to long-term environmental policies, based on information shared at the Global Environmental Secretariat Meeting (Secretariat: Corporate Strategy Operations). Each of Regional Operations holds a Regional Environmental Meeting to promote the PDCA cycle within Regional Operations. Each of Business Operations monitors regional progress and promotes the PDCA cycle within Business Operations. The Corporate Strategy Operations monitors the progress at Business Operations and Regional Operations and considers revisions to the medium- to long-term environmental policies and targets as necessary. Important matters are reported and approved at the Executive Council and reported and resolved at the Board of Directors. For important cross-departmental issues such as addressing climate change issues, a cross-departmental task force is formed to consider and propose action plans and measures as appropriate, and important matters are reported and approved at the Executive Council.

Compliance and risk management related to the environment, including climate change, are operated by the Company’s basic policies for the development of internal control systems.
Toward the realization of a society with zero environmental impact, Honda’s Board of Directors and Executive Council regularly monitor the progress of KGIs for which the Board of Directors is responsible for supervision and KPIs for which the Executive Council is responsible for execution, thereby reinforcing management governance. Please refer to Item 6 B. “Compensation.” for details of the executive remuneration system linked to financial and non-financial
indicators.

2. Risk management
Honda has established the Risk Management Committee to identify, check and discuss the status of company-wide priority risks which are deemed particularly important for the entire corporate entity.
“Climate change-related risks” such as risks related to environmental regulations and natural disasters caused by climate change are also managed and monitored by the Committee, which leads to promoting more effective risk management activities while considering the characteristics of respective Operations.
The Corporate Strategy Operations evaluates and identifies climate change-related risks by conducting scenario analysis in line with TCFD recommendations, reflecting external and internal risk information which includes company-wide priority risks. The results of the scenario analysis of climate change-related risks are shared with the Risk Management Committee.
Climate change-related risks are mainly addressed by the Corporate Strategy Operations, Business Operations and Regional Operations as well as by each respective Operation, Supervisory Unit, subsidiary and cross-departmental task force.

Important matters related to risk management including the responses to the climate change-related risks are discussed by the Committee, and details of their activities are reported to the Executive Council as appropriate.
For more explanation of the risk assessment and management process, please refer to “Concepts and Approaches to Sustainability—Governance and Risk Management”.
3. Strategy
To achieve more sustainable corporate management, Honda identifies climate change-related risks and opportunities, reflects them in the corporate strategy, and promotes initiatives to generate new business opportunities through advancing Honda’s technologies, products and services. Honda will continue its efforts to enhance the corporate resilience.
(Scenario Analysis Overview)
To evaluate and examine the impacts of climate change on our business, Honda has defined multiple scenarios and conducted the scenario analysis noted in the TCFD recommendations. In the scenario analysis, Honda has set multiple scenarios including a scenario with significant policy transition which is based on the target laid out in the Paris Agreement “to limit the temperature increase to 1.5°C above pre-industrial
levels” (1.5°C scenario) and a scenario where environmental regulations are not strengthened, leading to physical risks increase (4°C scenario).
In the scenario analysis, Honda has examined climate-related risks and opportunities for motorcycle, automobile, and power products businesses in accordance with the classification of the TCFD recommendations, and quantified the financial impact by the year 2030 under the scenario to the extent possible for evaluation and analysis.
For the scenario analysis based on the TCFD recommendations, we primarily used the following scenarios.
• 1.5°C scenario
Honda refers to the Net Zero Emissions Scenario (NZE) of the IEA (International Energy Agency) and the IPCC (Intergovernmental Panel on Climate Change) AR6
SSP1-1.9.
As part of the 1.5°C scenario, Honda assumes that measures to achieve carbon neutrality by 2050 will be promoted across the world, and that the development and use of new technologies will promote the widespread use of carbon-free products and renewable energy. Additionally, the transition to a circular economy is assumed to accelerate.
In the automobile industry, we assume even more stringent regulations on fuel efficiency and zero-emission
vehicles (ZEVs), and, as a result, producing a rise in demand for electric vehicles (EVs) and fuel cell vehicles (FCEVs) — although mainly in developed countries.
Furthermore, in the motorcycle, automobile, and power products businesses, we assume that customers’ sense of value will shift, with an increasing number developing a preference for carbon-free products and services.
• 4°C Scenario
Honda has developed our 4°C scenario by using IPCC AR6
SSP3-7.0.
In the 4°C scenario, we assume that irreversible environmental changes will occur, leading to more frequent and more severe natural disasters.

(Risks and Opportunities and Honda’s Responses*)

			Risk	Opportunity	Response

Transition Risk	1.5°C	Policy and Regulation
• Payment of fines for failure in complying with fuel efficiency regulations
• Drop in unit sales of internal-combustion engine (ICE) vehicles due to more stringent fuel efficiency regulations
• Increased costs due to carbon tax and Emissions Trading System (ETS), etc.

• Increase in sales due to a sales expansion of electrified products and services
• Reduction of business operation costs through introducing the higher energy efficiency production facilities and utilization of renewable energy

• Introduce innovative environmental technologies, such as electrification, to become carbon neutral, diversifying energy sources and implementing total energy management initiatives
• Promote the improvement of production efficiency, implementation of energy-saving measures, shifting to low-carbon
energy and use of renewable energy

		Changes in Market	• Increase in energy purchase prices due to cleaner energy in the market

Physical Risk	4°C	Acute/Chronic	• Suspension of production resulting from natural disasters, which will damage Honda’s production bases and disrupt its supply chain	• Increase in sales of electrified products that can be used as an emergency power source when the need for power supply increases during a disaster
• Formulation and revise of business continuity planning (BCP) , Implementation of countermeasures by conducting trainings
• Promote the establishment of a stable production structure via a robust supply chain

*	This list is not intended to be exhaustive and does not cover all risks and opportunities or Honda’s measures with respect thereto.
4. Metrics and Targets
By 2050, Honda is seeking to realize carbon neutrality for all products and corporate activities the Company is involved with.
For our target of net zero CO
2
emissions for 2050, please see “Concepts and Approaches to Sustainability—Strategies, Indicators and Targets—2. Indicators and targets.”

C. Organizational Structure
As of March 31, 2024, the Company had 61 Japanese subsidiaries and 228 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

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

D. Property, Plants and Equipment
The following table sets out information, as of March 31, 2024, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Yorii-machi, Osato-gun, Saitama, Japan	4,075	Automobiles
Hamamatsu, Shizuoka, Japan	1,925	Power products and transmissions
Suzuka, Mie, Japan	5,516	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,460	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A.	795	Aircraft
Burlington, North Carolina, U.S.A.	96	Aircraft engines
Marysville, Ohio, U.S.A.	5,912	Automobiles
Anna, Ohio, U.S.A.	2,469	Engines
East Liberty, Ohio, U.S.A.	2,556	Automobiles
Lincoln, Alabama, U.S.A.	4,544	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,380	Automobiles
Alliston, Canada	5,049	Automobiles and engines
El Salto, Mexico	491	Motorcycles
Celaya, Mexico	4,853	Automobiles
Gurugram, India	1,936	Motorcycles
Alwar, India	2,765	Motorcycles and automobiles
Narasapura, India	2,054	Motorcycles
Ahemdabad, India	1,020	Motorcycles
Karawang, Indonesia	2,643	Automobiles and engines
Melaka, Malaysia	2,172	Automobiles
Batangas, Philippines	1,390	Motorcycles
Ayutthaya, Thailand	2,306	Automobiles
Prachinburi, Thailand	1,168	Automobiles
Bangkok, Thailand	3,824	Motorcycles and power products
Phuc Yen, Vietnam	4,752	Motorcycles and automobiles
Duy Tien, Vietnam	761	Motorcycles
Buenos Aires, Argentina	681	Motorcycles
Itirapina, Brazil	1,370	Automobiles
Manaus, Brazil	7,797	Motorcycles and power products
In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.
As of March 31, 2024, the Company’s property, with a net book value of approximately ¥2.4 billion, was subject to specific mortgages securing indebtedness.
Capital Expenditures
Capital expenditures in the fiscal year ended March 31, 2024 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥2,836.4 billion, increased by ¥799.0 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥387.9 billion, decreased by ¥105.9 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2023	2024	Increase (Decrease)

	Yen (millions)
Motorcycle Business	¥44,818	¥57,244	¥12,426
Automobile Business	438,469	315,524	(122,945)
Financial Services Business	1,543,664	2,449,030	905,366
Financial Services Business (Excluding Equipment on Operating Leases)	216	561	345
Power Products and Other Businesses	10,405	14,657	4,252
Total	¥2,037,356	¥2,836,455	¥799,099
Total (Excluding Equipment on Operating Leases)	¥493,908	¥387,986	¥(105,922)
Intangible assets are not included in the table above.
In Motorcycle business, we made capital expenditures of ¥57,244 million in the fiscal year ended March 31, 2024. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
In Automobile business, we made capital expenditures of ¥315,524 million in the fiscal year ended March 31, 2024. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.
In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥561 million in the fiscal year ended March 31, 2024, while capital expenditures for equipment on operating leases were ¥ 2,448,469 million.
In Power products business, capital expenditures of ¥14,657 million in the fiscal year ended March 31, 2024, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.
Plans after fiscal year 2024
Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.
The estimated amounts of capital expenditures for the fiscal year ending March 31, 2025 are shown below.

Fiscal year ending March 31, 2025
Yen (millions)
Motorcycle Business	¥68,000
Automobile Business	593,200
Financial Services Business	1,500
Power Products and Other Businesses	7,300

Total	¥670,000

The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.

Intangible assets are not included in the table above.
Honda announced in April 2024 that we will start a full-scale study to establish a comprehensive EV value chain in Canada in order to strengthen the EV supply system for the future increase in demand for EVs in North America. This value chain includes the establishment of a production system in Canada for key battery components, such as separators and cathode materials, through the formation of joint ventures with two partner companies, as well as the construction of a complete vehicle plant exclusively for EVs and an EV battery plant. The EV battery plant to be constructed in Canada is expected to have a production capacity of 240,000 EVs per year and is planned to start operation in 2028. The EV battery plant will have a capacity of 36GWh per year. Total investment amount for establishing a comprehensive EV value chain in Canada is expected to be approximately CAD$15 billion, including investment by joint venture partners, as of the filing date of this Annual Report. To support this project, Honda is collaborating with the governments of Canada and Ontario to drive innovation in low-emissions
manufacturing by assessing performance-based initiatives available through the federal government’s new Investment Tax Credits and provincial direct and indirect incentives. Honda has begun the process of evaluating the scope of its investment and completing negotiations with joint venture partners.
In the fiscal year ended March 31, 2023, Honda Development and Manufacturing of America LLC, which is one of the Company’s consolidated subsidiaries, announced its plan to re-tool
three existing plants in Ohio, the United States, which are the Marysville Auto Plant and East Liberty Auto Plant for automobile production, and Anna Engine Plant for automobile powertrain production, to prepare for full-scaled production of EVs in the future. The production equipment in these plants is planned to start operation in 2026. Honda will evolve these plants as its EV Hub in the coming years.
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
A. Operating Results
Overview
Honda aims to achieve zero environmental impact of not only its products but also the entire product life cycle, including its corporate activities, and zero traffic collision fatalities involving our motorcycles and automobiles globally by 2050. For more details, please see Item 4. “Information on the Company—B. Business

Overview—Preparing for the Future—Management Policies and Strategies.” To achieve these goals, it will be essential to make investments strategically at the appropriate timing. We will leverage the stable earnings base of Motorcycle business and ICE/hybrid products in Automobile business. With a view to achieving our target of producing 2 million EVs in 2030, we will further shift resources to electrification and software initiatives as we seek to introduce attractive EVs only Honda can offer, establish a comprehensive EV value chain with a central focus on batteries and advance our EV production technologies and facilities, while carefully assessing the level of EV adoption in the market.
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
Business Environment
The economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2024, showed signs of pick up due to the end of
COVID-19
and the resolution of semiconductor supply shortages among other factors, although the future outlook remained uncertain due to the international situation, including in Ukraine and the Middle East and the impact of inflation. In the United States, the economy expanded due to factors such as increased consumer spending despite monetary tightening. In Europe, the economy was in a weak tone due to sluggish consumer spending and production. In Asia, the economy recovered in India, moderately recovered in Indonesia, and picked up in Thailand, while the pick-up
was at a standstill in China. In Japan, the economy gradually recovered, although there were signs of a standstill.
The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.
Overview of Fiscal Year 2024 Operating Performance
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2024, increased from the fiscal year ended March 31, 2023, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Operating profit increased from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts as well as sales impacts, which was partially offset by increased expenses.
Motorcycle Business
Honda’s consolidated unit sales of motorcycles,
all-terrain
vehicles (ATVs), and
side-by-sides
(SxS) in fiscal year 2024 totaled 12,219 thousand units, increased by 0.5% from the previous fiscal year, mainly due to the increases in consolidated unit sales primarily in India, Brazil and Turkey, which were offset by a decrease in consolidated unit sales in Vietnam and Thailand.
Automobile Business
Honda’s consolidated unit sales of automobiles in fiscal year 2024 totaled 2,856 thousand units, increased by 19.9% from the previous fiscal year, mainly due to an increase in consolidated unit sales primarily in the United States.

Power Products and Other Businesses
Honda’s consolidated unit sales of power products in fiscal year 2024 totaled 3,812 thousand units, substantially decreased by 32.5% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in the United States.
Fiscal Year 2024 Compared with Fiscal Year 2023
Sales Revenue
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2024, increased by ¥3,521.0 billion, or 20.8%, to ¥20,428.8 billion from the fiscal year ended March 31, 2023, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥2,584.2 billion, or 15.3%, compared to the increase as reported of ¥3,521.0 billion, which includes positive foreign currency translation effects.
Operating Costs and Expenses
Operating costs and expenses increased by ¥2,919.8 billion, or 18.1%, to ¥19,046.8 billion from the previous fiscal year. Cost of sales increased by ¥2,440.5 billion, or 18.0%, to ¥16,016.6 billion from the previous fiscal year, due mainly to increased costs attributable to increased consolidated sales revenue in Automobile business as well as foreign currency effects. Selling, general and administrative expenses increased by ¥436.6 billion, or 26.1%, to ¥2,106.5 billion from the previous fiscal year, due mainly to increased expenses. Research and development expenses increased by ¥42.7 billion, or 4.8%, to ¥923.6 billion from the previous fiscal year.
Operating Profit
Operating profit increased by ¥601.2 billion, or 77.0%, to ¥1,381.9 billion from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts as well as sales impacts, which was partially offset by increased expenses. Honda estimates that by excluding positive foreign currency effects of approximately ¥151.1 billion, operating profit would have increased by approximately ¥450.0 billion.
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
Profit before Income Taxes
Profit before income taxes increased by ¥762.8 billion, or 86.7%, to ¥1,642.3 billion from the previous fiscal year. The main factors behind this increase, except factors relating to operating profit, are as follows:
Share of profit of investments accounted for using the equity method had a negative impact of ¥6.6 billion, due mainly to decreased profit at affiliates and joint ventures in Asia, which was partially offset by increased profit at affiliates and joint ventures in Japan.
Finance income and finance costs had a positive impact of ¥168.2 billion, due mainly to increased interest income as well as effect from gains or losses on derivatives. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.
Income Tax Expense
Income tax expense increased by ¥297.5 billion, or 183.4%, to ¥459.7 billion from the previous fiscal year. The average effective tax rate increased by 9.6 percentage points to 28.0% from the previous fiscal year, due mainly to the impact of tax benefits resulting from the recognition of deferred tax assets previously unrecognized on tax losses, tax credits and deductible temporary differences in the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.
Profit for the Year
Profit for the year increased by ¥465.2 billion, or 64.9%, to ¥1,182.5 billion from the previous fiscal year.
Profit for the Year Attributable to Owners of the Parent
Profit for the year attributable to owners of the parent increased by ¥455.7 billion, or 70.0%, to ¥1,107.1 billion from the previous fiscal year.
Profit for the Year Attributable to
Non-controlling
Interests
Profit for the year attributable to
non-controlling
interests increased by ¥9.5 billion, or 14.5%, to ¥75.4 billion from the previous fiscal year.
Business Segments
Motorcycle Business
Honda’s consolidated unit sales of motorcycles,
all-terrain
vehicles (ATVs) and
side-by-sides
(SxS) totaled 12,219 thousand units, increased by 0.5% from the previous fiscal year, due mainly to increased consolidated unit sales in Europe.

Sales revenue from external customers increased by ¥311.1 billion, or 10.7%, to ¥3,220.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales as well as positive foreign currency translation effects. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥204.6 billion, or 7.0%, compared to the increase as reported of ¥311.1 billion, which includes positive foreign currency translation effects.
Operating costs and expenses increased by ¥243.6 billion, or 10.1%, to ¥2,663.9 billion from the previous fiscal year. Cost of sales increased by ¥125.8 billion, or 6.0%, to ¥2,225.7 billion, due mainly to an increase in costs attributable to increased consolidated unit sales as well as foreign currency effects. Selling, general and administrative expenses increased by ¥108.0 billion, or 43.5%, to ¥356.4 billion, due mainly to increased expenses including product warranty expenses. Research and development expenses increased by ¥9.7 billion, or 13.6%, to ¥81.6 billion.
Operating profit increased by ¥67.5 billion, or 13.8%, to ¥556.2 billion from the previous fiscal year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by increased expenses including product warranty expenses.
Japan
Total demand for motorcycles in Japan* decreased by around 3% from the previous fiscal year to approximately 390 thousand units in fiscal year 2024.
Honda’s consolidated unit sales in Japan decreased by 2.0% from the previous fiscal year to 241 thousand units in fiscal year 2024, mainly due to decreases in sales units of the
PCX
and
Giorno
, despite the effects of launching the new
CL 250
.

*	Source: JAMA (Japan Automobile Manufacturers Association)
North America
Total demand for motorcycles and
all-terrain
vehicles (ATVs) in the United States*, the principal market within North America, increased by around 1% from the previous year to approximately 730 thousand units in calendar year 2023.
Honda’s consolidated unit sales in North America increased by 8.5% from the previous fiscal year to 498 thousand units in fiscal year 2024, mainly due to the increases in sales units of the
Navi
primarily in Mexico.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).
Europe
Total demand for motorcycles in Europe
*
1
increased by around 10% from the previous year to approximately 1,180 thousand units in calendar year 2023.
Honda’s consolidated unit sales in Europe substantially increased by 26.8% from the previous fiscal year to 440 thousand units in fiscal year 2024, mainly due to the increase in sales units of the
XL750 TRANSALP
and
CB750 HORNET
.

*1
Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria. The total includes ICE vehicles, but does not include EVs, EMs and EBs
*2
.

*2	EM: Electric Moped with a maximum speed ranging from 25km/h to 50km/h
EB: Electric Bicycle with a maximum speed of 25 km/h or slower
Excluding battery-assisted bicycles

Asia
Total demand for motorcycles in India*
1
, the largest market within Asia, increased by around 8% from the previous year to approximately 16,610 thousand units in calendar year 2023. Total demand for motorcycles in other countries in Asia*
2
decreased by around 4% from the previous year to approximately 18,470 thousand units in calendar year 2023, mainly due to a decrease in sales units in Pakistan, which offset an increase in sales units in Indonesia.
Honda’s consolidated unit sales in Asia decreased by 1.0% from the previous fiscal year to 9,416 thousand units in fiscal year 2024, mainly due to the decreases in sales units of the
Air Blade
and
Wave
series in Vietnam.
Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. Unit sales increased by around 7% from the previous fiscal year to approximately 4,770 thousand units in fiscal year 2024, mainly due to the increases in sales units of the
BeAT
series

and
PCX
.

*1	Based on Honda research. The total includes ICE vehicles, but does not include EVs, EMs and EBs.
*2
Based on Honda research. Only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China. The total includes ICE vehicles, but does not include EVs, EMs and EBs.

Other Regions
Total demand for motorcycles in Brazil
*
, the principal market within Other Regions, increased by around 13% from the previous year to approximately 1,530 thousand units in calendar year 2023.
Honda’s consolidated unit sales increased by 1.7% from the previous fiscal year to 1,624 thousand units in fiscal year 2024, mainly due to the increases in sales units of the
Biz
and
PCX
series in Brazil.

*	Source: ABRACICLO (the Brazilian Association of Motorcycle, Moped, and Bicycle Manufacturers)
Automobile Business
Honda’s consolidated unit sales of automobiles totaled 2,856 thousand units, increased by 19.9% from the previous fiscal year, due mainly to increased consolidated unit sales in North America.
Sales revenue from external customers increased by ¥2,974.0 billion, or 28.1%, to ¥13,567.5 billion from the previous fiscal year, due mainly to increased consolidated unit sales. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥2,330.5 billion, or 22.0%, compared to the increase as reported of ¥2,974.0 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥3,009.7billion, or 27.9%, to ¥13,791.5 billion from the previous fiscal year.
Operating costs and expenses increased by ¥2,432.5 billion, or 22.5%, to ¥13,230.8 billion from the previous fiscal year. Cost of sales increased by ¥2,131.7 billion, or 24.3%, to ¥10,909.9 billion, due mainly to an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses increased by ¥268.3 billion, or 21.7%, to ¥1,506.5 billion, due mainly to increased expenses. Research and development expenses increased by ¥32.4 billion, or 4.1%, to ¥814.2 billion.
Operating profit was ¥560.6 billion, an increase of ¥577.2 billion from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts as well as sales impacts, which was partially offset by increased expenses.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2023	2024
Passenger cars:	42%	39%
ACCORD, CITY, CIVIC, FIT, INTEGRA, JAZZ

Light trucks:	50%	54%
BREEZE, CR-V, FREED, HR-V, ODYSSEY, PILOT, VEZEL, ZR-V

Mini vehicles:	8%	7%
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
In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 20% higher, our passenger cars category was at an equivalent level and our mini vehicles category was approximately 65% lower compared with weighted average contribution margin for the fiscal year ended March 31, 2024. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.
Japan
Total demand for automobiles in Japan
*1
increased by around 3% from the previous fiscal year to approximately 4,520 thousand units in fiscal year 2024.
Honda’s consolidated unit sales in Japan
*2
increased by 8.5% from the previous fiscal year to 525 thousand units in fiscal year 2024, mainly due to the effects of launching the new
ZR-V
and an increase in sales units of the
VEZEL
.
Honda’s unit production of automobiles in Japan increased by 9.9% from the previous fiscal year to 707 thousand units in fiscal year 2024.

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

North America
Total demand for automobiles in the United States*, the principal market within North America, increased by around 12% from the previous year to approximately 15,600 thousand units in calendar year 2023.

Honda’s consolidated unit sales in North America substantially increased by 36.2% from the previous fiscal year to 1,628 thousand units in fiscal year 2024, mainly due to the increases in sales units of the
CR-V
and
CIVIC
.
Honda’s unit production of automobiles in North America substantially increased by 28.1% from the previous fiscal year to 1,600 thousand units in fiscal year 2024.

*	Source: Autodata
Europe
Total demand for automobiles in Europe* increased by around 14% from the previous year to approximately 12,840 thousand units in calendar year 2023.
Honda’s consolidated unit sales in Europe substantially increased by 22.6% from the previous fiscal year to 103 thousand units in fiscal year 2024, mainly due to the effects of launching the new
ZR-V
and an increase in sales units of the
HR-V
.

*
Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries, and the U.K.

Asia
Total demand for automobiles in Asia
*1
increased by around 6% from the previous year to approximately 8,850 thousand units in calendar year 2023, mainly due to the increases in demand in India and Malaysia. Total demand for automobiles in China
*2
increased by around 12% from the previous year to approximately 30,090 thousand units in calendar year 2023.
Honda’s consolidated unit sales in Asia decreased by 7.3% from the previous fiscal year to 468 thousand units in fiscal year 2024, mainly due to the decreases in sales units of the
BRIO
and
BR-V
in Indonesia.
Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales decreased by 4.4% from the previous fiscal year to 1,185 thousand units in fiscal year 2024, mainly due to the decreases in sales units of the
ACCORD
and
VEZEL
.
Honda’s unit production by consolidated subsidiaries in Asia
*3
increased by 0.5% from the previous fiscal year to 559 thousand units in fiscal year 2024.
Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. decreased by 11.0% from the previous fiscal year to 1,163 thousand units in fiscal year 2024.

*1	The total is based on Honda research and includes the following eight countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Taiwan, India, and Pakistan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following seven countries: Thailand, Indonesia, Malaysia, Vietnam, Taiwan, India, and Pakistan.
Other Regions
Total demand for automobiles in Brazil*, the principal market within Other Regions, increased by around 11% from the previous year to approximately 2,180 thousand units in calendar year 2023.

Honda’s consolidated unit sales increased by 15.8% from the previous fiscal year to 132 thousand units in fiscal year 2024, mainly due to the increases in sales units of the
HR-V
in Brazil.
Unit production at Honda’s plant in Brazil increased by 17.4% from the previous fiscal year to 77 thousand units in fiscal year 2024.

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
Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2024, increased by ¥2,756.9 billion, or 26.0%, to ¥13,378.0 billion from March 31, 2023. Honda estimates that by applying Japanese yen exchange rates as of March 31, 2023, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2024 would have increased by approximately ¥1,343.9 billion, or 12.7%, from March 31, 2023.
Sales revenue from external customers increased by ¥294.7 billion, or 10.0%, to ¥3,248.8 billion from the previous fiscal year, due mainly to increased revenue from retail loans as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥123.9 billion, or 4.2%, compared to the increase as reported of ¥294.7 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥295.6 billion, or 10.0%, to ¥3,251.7 billion from the previous fiscal year.
Operating costs and expenses increased by ¥307.5 billion, or 11.5%, to ¥2,977.8 billion from the previous fiscal year. Cost of sales increased by ¥261.1 billion, or 10.3%, to ¥2,805.3 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased revenue from retail loans as well as foreign currency effects. Selling, general and administrative expenses increased by ¥46.3 billion, or 36.8%, to ¥172.4 billion from the previous fiscal year, due mainly to increased expenses.
Operating profit decreased by ¥11.8 billion, or 4.2%, to ¥273.9 billion from the previous fiscal year, due mainly to increased expenses, which was partially offset by positive foreign currency effects.
Power Products and Other Businesses
Honda’s consolidated unit sales of power products totaled 3,812 thousand units, decreased by 32.5% from the previous fiscal year, due mainly to decreased consolidated unit sales in North America.
Sales revenue from external customers decreased by ¥58.8 billion, or 13.0%, to ¥392.2 billion from the previous fiscal year, due mainly to decreased consolidated unit sales in Power products business. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥74.8 billion, or 16.6%, compared to the decrease as reported of ¥58.8 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥54.1 billion, or 11.4%, to ¥422.3 billion from the previous fiscal year.
Operating costs and expenses decreased by ¥22.3 billion, or 4.9%, to ¥431.2 billion from the previous fiscal year. Cost of sales decreased by ¥36.7 billion, or 9.9%, to ¥332.5 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales in Power products business. Selling, general and administrative expenses increased by ¥13.8 billion, or 24.2%, to ¥71.0 billion, due mainly to increased expenses. Research and development expenses increased by ¥0.5 billion, or 1.9%, to ¥27.6 billion from the previous fiscal year.
Operating loss was ¥8.8 billion, a decrease of ¥31.7 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts in Power products business. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥32.9 billion, an increase of ¥7.1 billion from the previous fiscal year.
Japan
Honda’s consolidated unit sales in Japan decreased by 19.7% from the previous fiscal year to 302 thousand units in fiscal year 2024, mainly due to a decrease in sales units of OEM engines*.

*	OEM (Original Equipment Manufacturer) engines refer to engines installed on products sold under a third-party brand.
North America
Honda’s consolidated unit sales in North America substantially decreased by 52.4% from the previous fiscal year to 1,083 thousand units in fiscal year 2024, mainly due to a decrease in sales units of OEM engines.
Europe
Honda’s consolidated unit sales in Europe substantially decreased by 32.0% from the previous fiscal year to 794 thousand units in fiscal year 2024, mainly due to a decrease in sales units of OEM engines.
Asia
Honda’s consolidated unit sales in Asia decreased by 8.1% from the previous fiscal year to 1,294 thousand units in fiscal year 2024, mainly due to a decrease in sales units of OEM engines.
Other Regions
Honda’s consolidated unit sales in Other Regions decreased by 19.1% from the previous fiscal year to 339 thousand units in fiscal year 2024, mainly due to the decreases in sales units of lawn mowers and OEM engines.
Geographical Information Based on the Location of the Company and Its Subsidiaries
As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥4,548,002	¥9,416,252	¥703,718	¥4,857,837	¥819,615	¥20,345,424	¥(3,437,699)	¥16,907,725

Operating profit (loss)	¥25,821	¥258,805	¥(2,556)	¥408,728	¥58,935	¥749,733	¥31,036	¥780,769

As of and for the year ended March 31, 2024

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥5,392,760	¥12,073,777	¥966,320	¥5,009,961	¥1,081,946	¥24,524,764	¥(4,095,962)	¥20,428,802

Operating profit (loss)	¥151,070	¥694,940	¥60,340	¥397,804	¥153,957	¥1,458,111	¥(76,134)	¥1,381,977

Explanatory	notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Indonesia
Other Regions	Brazil, Australia

2.
Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Reconciling items are elimination of inter-geographic transactions.
Japan
In Japan, sales revenue from domestic and export sales increased by ¥844.7 billion, or 18.6%, to ¥5,392.7 billion from the previous fiscal year, due mainly to increased sales revenue in Automobile business. Operating profit increased by ¥125.2 billion, or 485.1%, to ¥151.0 billion from the previous fiscal year, due mainly to increased profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by increased expenses including product warranty expenses.
North America
In North America, where the United States is the principal market, sales revenue increased by ¥2,657.5 billion, or 28.2%, to ¥12,073.7 billion from the previous fiscal year, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Operating profit increased by ¥436.1 billion, or 168.5%, to ¥694.9 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as price and cost impacts, which was partially offset by increased expenses.
Europe
In Europe, sales revenue increased by ¥262.6 billion, or 37.3%, to ¥966.3 billion from the previous fiscal year, due mainly to increased sales revenue in the Motorcycle business and Automobile business. Operating profit was ¥60.3 billion, an increase of ¥62.8 billion from the previous fiscal year, due mainly to increased profit attributable to price and cost impacts.
Asia
In Asia, sales revenue increased by ¥152.1 billion, or 3.1%, to ¥5,009.9 billion from the previous fiscal year, due mainly to positive foreign currency translation effects which was partially offset by decreased sales revenue in Motorcycle business and Power products business. Operating profit decreased by ¥10.9 billion, or 2.7%, to ¥397.8 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts and increased expenses, which was partially offset by increased profit attributable to price and cost impacts.
Other Regions
In Other Regions, sales revenue increased by ¥262.3 billion, or 32.0%, to ¥1,081.9 billion from the previous fiscal year, due mainly to increased sales revenue in the Motorcycle business and Automobile business. Operating profit increased by ¥95.0 billion, or 161.2%, to ¥153.9 billion from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts as well as sales impacts, which was partially offset by increased expenses.

Fiscal Year 2023 Compared with Fiscal Year 2022
Sales Revenue
Honda’s consolidated sales revenue for the fiscal year ended March 31, 2023, increased by ¥2,355.0 billion, or 16.2%, to ¥16,907.7 billion from the fiscal year ended March 31, 2022, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥253.2 billion, or 1.7%, compared to the increase as reported of ¥2,355.0 billion, which includes positive foreign currency translation effects.
Operating Costs and Expenses
Operating costs and expenses increased by ¥2,445.4 billion, or 17.9%, to ¥16,126.9 billion from the previous fiscal year. Cost of sales increased by ¥2,008.2 billion, or 17.4%, to ¥13,576.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased consolidated sales revenue in Motorcycle business as well as foreign currency effects. Selling, general and administrative expenses increased by ¥343.4 billion, or 25.9%, to ¥1,669.9 billion from the previous fiscal year, due mainly to an increase in expenses including product warranty expenses as well as foreign currency effects. Research and development expenses increased by ¥93.8 billion, or 11.9%, to ¥880.9 billion from the previous fiscal year.
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
Geographical Information Based on the Location of the Company and Its Subsidiaries
As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥4,359,286	¥8,090,187	¥701,211	¥4,055,447	¥593,139	¥17,799,270	¥(3,246,574)	¥14,552,696

Operating profit (loss)	¥6,411	¥501,073	¥26,681	¥339,129	¥22,899	¥896,193	¥(24,961)	¥871,232

As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥4,548,002	¥9,416,252	¥703,718	¥4,857,837	¥819,615	¥20,345,424	¥(3,437,699)	¥16,907,725

Operating profit (loss)	¥25,821	¥258,805	¥(2,556)	¥408,728	¥58,935	¥749,733	¥31,036	¥780,769

Explanatory	notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Indonesia
Other Regions	Brazil, Australia

2.
Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Reconciling items are elimination of inter-geographic transactions.
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
Honda requires working capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities. As a mobility company, Honda must sincerely address the difficult challenges of achieving “zero environmental impact” and “absolute safety”. By realizing the future mobility Honda dreams of and a mobility society people desire, while addressing societal values in the areas of the environment and safety, Honda aspires to chart a new trajectory of growth as a company. Honda will strategically allocate resources according to the business transformation phase to achieve the environment and safety values. Furthermore, keeping an eye on market trends and flexibly changing the timing of investment, Honda plans to invest a total of ¥10 trillion in such as capital expenditures and research and development over the ten years from the fiscal year ended March 31, 2022 to establish a production system for 2 million EVs in 2030. For a description of Honda’s current plans for resource allocation relating to its business strategies, see Item 4.B. “Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially—6. Economic value enhancement—a. Strategic resource allocation according to the business transformation phase.”
Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. In the fiscal year ended March 31, 2022, the Company developed its Sustainable Finance Framework to raise a part of the funds for addressing our environmental and safety initiatives through issuing bonds and issued Green Bonds totaling US$2.75 billion thereunder. The proceeds from the issuance of the Green Bonds are used exclusively toward environmental initiatives in accordance with the Sustainable Finance Framework. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end
balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial
services businesses was ¥863.0 billion as of March 31, 2024. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end
balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥9,308.5 billion as of March 31, 2024.
There are no material seasonal variations in Honda’s borrowing requirements.
In light of the future situation of working capital requirements and cash on hand, the Company will consider raising funds as needed.
Cash Flows
Fiscal Year 2024 Compared with Fiscal Year 2023
Consolidated cash and cash equivalents on March 31, 2024 increased by ¥1,151.5 billion from March 31, 2023, to ¥4,954.5 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:
Net cash provided by operating activities amounted to ¥747.2 billion of cash inflows. Cash inflows from operating activities decreased by ¥1,381.7 billion compared with the previous fiscal year, due mainly to an increase in payments for parts and raw materials as well as in receivables from financial services, which was partially offset by increased cash received from customers.
Net cash used in investing activities amounted to ¥867.2 billion of cash outflows. Cash outflows from investing activities increased by ¥189.2 billion compared with the previous fiscal year, due mainly to increased payments for acquisitions of investments accounted for using the equity method.
Net cash provided by financing activities amounted to ¥918.6 billion of cash inflows. Cash inflows from financing activities increased by ¥2,387.0 billion compared with the previous fiscal year, due mainly to increased proceeds from financing liabilities.
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
Liquidity
The ¥4,954.5 billion in cash and cash equivalents as of March 31, 2024 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.
Honda’s cash and cash equivalents as of March 31, 2024 corresponds to approximately 2.9 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.
At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, as of March 31, 2024, finance subsidiaries that carry total short-term borrowings of ¥1,192.3 billion have committed lines of credit equivalent to ¥1,461.5 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form
20-F.
Honda’s financing liabilities as of March 31, 2024 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Global Ratings, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2024.

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
Off-Balance
Sheet Arrangements
Loan commitments
Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2024 was ¥92.3 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.
Guarantee of employee loans
As of March 31, 2024, we guaranteed ¥5.0 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥5.0 billion. As of March 31, 2024, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.
Contractual Obligations
The following table shows our contractual obligations as of March 31, 2024:

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥10,941,618	¥4,379,834	¥4,050,714	¥1,824,995	¥686,075
Other financial liabilities	736,378	239,112	166,843	104,716	225,707
Purchase and other commitments *1	108,440	101,068	7,152	220	—
Contributions to defined benefit pension plans *2	38,252	38,252	—	—	—

Total	¥11,824,688	¥4,758,266	¥4,224,709	¥1,929,931	¥911,782

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2024.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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
The Company has created the Electrification Business Development Operations based on the Business Development Operations, which was established in April 2022 to strengthen electrification business, to further strengthen and accelerate Honda’s electrification business. This operation consolidates the business strategy and EV product development functions of Automobile business and electrification-related strategy and development functions of Motorcycle business and Power products business, and Honda will strive to further accelerate its electrification business and create new value by leveraging its broad and expanding range of mobility products and services.
A portion of the R&D expenditures at the Company and its consolidated subsidiaries has been capitalized and recorded as intangible assets. For details regarding R&D expenses recognized in the consolidated statements of income, see note “(21) Research and Development” to the accompanying consolidated financial statements.
R&D activities by segment are as follows.
Please note that the forward-looking statements contained herein are judgments made by Honda as of the filing date of this Annual Report and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”
Motorcycle Business
In the Motorcycle business, Honda is engaged in research and development activities with the policy of “maximizing the organizational climate of self-challenge and forming a Mono-zukuri (the art of making things) team capable of continually creating products that delight our customers by overcoming changes in the business environment and offering reasonable prices.”
Among major technological achievements, we launched the
Shine 100
in India in April 2023, developed with an eye on capturing market share in the region where our competitors have a high market share. The
Shine 100
is competitively priced, reflecting our cost reduction efforts through a new engine and frame design.
Moreover, we launched the
GIORNO+
in Thailand and the
Stylo 160
in Indonesia, aiming to expand AT market share with its modern design, practical specification equipment, and affordable price.
In addition, we have developed the world’s first
*1
Honda
E-Clutch
system, which eliminates the need for the rider to manually operate the clutch lever by automatically controlling the clutch of the multi-gear manual motorcycle transmission. The
Honda
E-Clutch
is electronic control technology that realizes natural and smooth riding through instantaneous, fine-tuned clutch control without the rider needing to operate the clutch lever, for optimum performance in situations where the driving force changes, such as starting, shifting, and stopping gears. Furthermore, to meet a wide range of rider demands, the clutch can be operated manually like a normal manual transmission motorcycle by gripping the clutch lever, even when the clutch is being controlled electronically. The
Honda
E-Clutch
consists of a lightweight and compact system that can be installed in the chassis without major changes to the existing engine layout, and will be successively applied to fun motorcycles for the hobbyist, starting with the
CB650R
and
CBR650R
, which have already been launched.
In addition, Honda participated the Dakar Rally 2024, known as “the most dangerous sporting event in the world” and the opening round of the FIM
*2
World Rally-Raid Championship held in Saudi Arabia as the Monster

Energy Honda Team with its works machine, the
CRF450 RALLY
, and won the overall motorcycle category for the first time since 2021.
As part of our initiatives to achieve zero environmental impact, and to realize carbon neutrality for all of its motorcycle products during the 2040s, Honda revised its 2030 electric motorcycle annual sales target to 4 million units, up 500,000 units from what it announced in September 2022, with the goal of introducing a total of about 30 electric models globally by 2030. We began sales of the
EM1 e:
electric scooter in Europe, Japan, and Indonesia in 2023.
The
EM1 e:
is an electric
two-wheeled
personal commuter, categorized as class 1 motorized bicycle, that uses the
Honda Mobile Power Pack e:
swappable battery, and it is the first electric motorcycle in Honda’s motorcycle lineup for the general public in Japan.
Moreover, Honda will introduce a new model globally in 2024, based on the
SC e: Concept
, recently exhibited at the JAPAN MOBILITY SHOW 2023, which will be followed by the global introductions of
“FUN-oriented”
models and
plug-in
electric models in 2025. In addition, Honda will introduce electric models in various categories such as super sports, offroad, kids’ bikes and ATVs, accelerating its initiatives to build a full lineup of electric models.
Also, Honda will continue to strengthen its technologies by competing in new electric motorcycle races. For example, Honda announced that Honda Racing Corporation factory team
*3
, “Team HRC”, will race the
CR ELECTRIC PROTO
electric motocrosser in the FIM
E-Xplorer
World Cup, an international electric
all-terrain
motorcycle racing series.
R&D expenditures in this segment incurred during the fiscal years ended March 31, 2022, 2023 and 2024 were ¥65.8 billion, ¥70.3 billion and ¥79.9 billion, respectively.

*1	according to Honda research (as of October 2023)
*2	Fédération Internationale de Motocyclisme
*3	operated by manufacturer
Automobile Business
In the Automobile business, Honda is engaged in research and development activities under the policy of “demonstrating collective strength for appealing and strong products, and ensuring continuing growth of the Automobile business by deepening the process of Mono-zukuri.”
Among major achievements, we began sales of the
all-new,
third-generation
N-BOX
in October 2023. In addition to a refined exterior design that exudes a greater sense of high quality, the all-new
N-BOX
features an
easy-to-drive
and comfortable interior space achieved by carrying forward the spacious cabin to realize an uncluttered field of vision with enhanced sense of openness. Moreover, the all-new
N-BOX
became the first Honda mini-vehicle model to feature
Honda CONNECT
, an
in-vehicle
communication system equipped with
new-generation
connected technologies, which enables customers to enjoy the use of their vehicle with greater peace of mind and comfort. Furthermore, the all-new
N-BOX
continues to feature the
Honda SENSING
advanced safety and driver-assistive technologies as standard equipment on all types, but with two newly added functions, namely Low Speed Brake Function and Unintended Acceleration Mitigation.
In addition, the new India-produced SUV,
WR-V
was launched in India, Japan and South Africa. The
WR-V
features dynamic design and performance that will enable any driver to enjoy driving with peace of mind and a sense of trust, as well as the top-level
*1
cargo space in its class.
As part of our initiatives to achieve zero environmental impact, we target to make EVs and hydrogen fuel cell electric vehicles (FCEVs) represent 100% of its global vehicle sales by 2040 and plan to introduce EV products tailored to the market characteristics of each region.

In North America, we launched new EV
PROLOGUE
and
ZDX
by Acura in 2024. Both the
PROLOGUE
and
ZDX
, which are jointly developed with General Motor Company (GM) and powered by GM’s Ultium battery, will power and accelerate North America’s electrification strategy toward carbon neutrality.
In January 2024, we unveiled the
Honda 0 Series
, a new EV series Honda will launch globally starting in 2026 at the CES 2024 in Las Vegas, Nevada, the United States. The
Honda 0 Series
is a new EV series that symbolizes how Honda is undergoing a major transformation in line with its Global Brand Slogan and electrification policy. The series name represents Honda’s determination in taking on this challenge of developing new EV series by going back to the starting point of Honda as an automaker and creating completely new EVs from “zero.” The
Honda 0 Series
, which will play a key role in the Honda EV strategy, will be a completely new EV series Honda will create from “zero” with a new EV development approach of “Thin, Light, and Wise.” The
Honda 0 Series
models will be first introduced in North America in 2026, then rolled out globally. Including various models ranging from small to large size, a total of seven models will be launched globally by 2030.
In China, we will introduce a total of ten Honda-brand EV models by 2027 and strive to make EVs represent 100% of our automobile sales by 2035. Honda unveiled the
Ye
series, a new EV series which will follow the
e:N
series currently available, continuing to enhance its EV lineup in China.
As next-generation EVs, the
Ye
series models are being developed in pursuit of more value for customers. In addition to human-centric packaging based on the
M/M concept
*2
, which is the foundation of Honda car design, the
Ye
series models feature driving performance that further refines the “joy of driving” by applying a newly developed dedicated EV platform developed in China and integrating it with electrification technologies Honda has amassed over many years. As for application of intelligence technologies, including offering of an
AI-powered
assistant, the
Ye
series models are being developed with the aim to create a “space” where all occupants can enjoy comfortable mobility.
Regarding
small-size
EVs, starting with the
N-VAN
e:
, a
commercial-use
mini-EV
that will go on sale in Japan in the fall of 2024, Honda will make sequential introductions of small-size
EVs in regions where there is a need for them. This also will include introduction of personal-use
mini-EV
models in 2025 as well as small EVs that emphasize the “joy of driving,” in 2026. Furthermore, as a part of electrification and enhancing the use of
Honda Mobile Power Pack e:
, Honda will introduce a micro-mobility product which will be equipped with four
Honda Mobile Power Pack e:
in Japan before the end of fiscal year 2026.
In addition, Honda positions hydrogen as one of the high-potential energy carriers, along with electricity, and in February 2024, held the world premiere of the production model of the
CR-V
e:FCEV
, an
all-new
FCEV which is scheduled to go on sale in Japan in the summer 2024. With the introduction of the
CR-V
e:FCEV
, Honda will be the first Japanese automaker
*3
to launch an FCEV model featuring a
plug-in
charging function that enables charging of an onboard battery from an external power source. Without compromising the advantages of an FCEV, such as a long driving range and short hydrogen refueling time, the addition of a plug-in
feature to charge the battery at home and/or on the go further enhances the convenience of FCEVs.
Honda is striving for zero traffic collision fatalities. In November 2023, we announced the introduction of the new
Honda SENSING 360+
, omnidirectional safety and driver-assistive system which removes blind spots around the vehicle and contributes to collision avoidance and the reduction of driver burden while driving. In addition to the functions of the current
Honda SENSING 360
,
Honda SENSING 360+
will newly adopt a driver monitoring camera and high-definition maps to improve functions to monitor the driver’s condition and to control the vehicle, respectively, to further reduce driver burden. By reducing health-related or human error-triggered collisions with such new technologies, Honda will strive to offer vehicles which enable everyone to enjoy the freedom of mobility with complete peace of mind and encourage people to want to go out more actively and go farther in their vehicles.

Honda is planning to begin applying the new
Honda SENSING 360+
to
Accord
which will go on sale in China in 2024 before expanding the application on a global basis.
R&D expenditures in this segment incurred during the fiscal years ended March 31, 2022, 2023 and 2024 were ¥708.1 billion, ¥754.1 billion and ¥869.9 billion, respectively.

*1	in the “compact SUV” class, according to Honda research (as of December 2023)
*2	a basic approach to Honda car design, an approach to increase the efficiency of the vehicle interior by maximizing space for people and minimizing the space required for mechanical components.
*3	according to Honda research (as of February 2024)
Power Products and Other Businesses
In the Power products and other businesses, Honda is engaged in research and development activities based on the policy of “creating the lifestyles of the future, taking usefulness and joy to the next level.”
Among major technological achievements, in February 2024, we launched the all-new
BF350
outboard motor, which delivers 350 horsepower, making it the most powerful model in the
BF
Series of
4-stroke
outboard motors. These motors have been well received for their high dynamic performance and outstanding cost-effectiveness. Equipped with a newly developed dedicated V8 engine with displacement of 4,952 cm
3
, the
BF350
is the flagship model of Honda marine outboards, providing powerful propulsion with maximum output of 350 horsepower. In addition to high performance and seaworthiness achieved by the abundant torque, the
BF350
realizes a high level of quiet operation and low vibration through the adoption of a newly designed crankshaft. Moreover, the
BF350
was developed with the goal to offer an environmentally-responsible and cost-effective outboard, realizing top-level
*1
fuel economy in its class. In January 2024, the
BF350
was awarded the Marine Power Innovation Awards 2023 by BOATING, a U.S. magazine, for outboard motors that have positively impacted the boat owner experience through great innovation.
As part of our initiatives to achieve zero environmental impact, a demonstration trial using a prototype 4kW electric propulsion for small watercraft began in Matsue City, Shimane Prefecture, Japan in August 2023. The electric propulsion prototype used in this demonstration trial was jointly developed by Honda and Tohatsu Corporation., with Honda responsible for the 4kW electric power unit and Tohatsu Corporation. for the frame, including the gear case and lower unit. The battery is the
Honda Mobile Power Pack e:
, a swappable, removable and portable battery used in Honda motorcycles. In January 2024, we also began a demonstration trial for the general public to board the watercraft.
As part of our initiatives for creating new value in outboard motors, we are working on developing for ship-wide systems. At the Miami International Boat Show 2024, held in Miami, the United States, in February 2024, we presented technological advancements in intelligence-based technologies, including
360-degree
surround view cameras that cover blind spots, an autonomous docking system that allows the operator to select a berthing space and automatically move to and berth in it, and an autonomous trailering system that automatically maneuvers the ship to the tow trailer where it is to be unloaded and loads it onto the trailer rails.
Furthermore, other than outboard motors, we exhibited the
Honda Autonomous Work Mower (Honda AWM)
, a prototype of Honda’s first battery-powered autonomous electric zero-turn
riding mower, at Equip Exposition 2023 in Louisville, Kentucky, the United States in October 2023. The
Honda AWM
automatically mows the lawn along a
pre-learned
route using a teaching and playback mode. In early 2024, we successfully field tested a prototype with a top U.S. commercial landscape company, and we aim to further advance the
Honda AWM
as we continue to conduct demonstrations with other companies.
We will continue to accelerate initiatives aimed at creating new value.
In the aircraft business, Honda has created new value with uniquely developed leading-edge technologies. We have been building an operating base in order to grow our aircraft business from a long-term perspective.

In October 2023, we revealed the
HondaJet Echelon
as the official name of its new light jet under development at 2023 National Business Aviation Convention and Exhibition (NBAA-BACE), the world’s largest business aircraft show, held in Las Vegas, Nevada, the United States. The
HondaJet Echelon
revolves around elevating travel efficiency in every aspect and offers the same level of flight experience as aircraft categories above the light jets. With further development in Honda’s proprietary technologies, such as the over-the-wing
engine mount, natural laminar flow airfoil and nose, and the composite fuselage, the
HondaJet Echelon
can accommodate up to 11 passengers and crew in total.
In addition, we announced delivery of the 250th
HondaJet
in the fiscal year ended March 31, 2024 since it began customer deliveries in late 2015. The
HondaJet
holds type certifications in 14 countries and regions, has surpassed 210,000 hours of total flight time, and leads the industry with high reliability in Dispatch Reliability
*2
, an aircraft reliability index.
R&D expenditures in this segment during the fiscal years ended March 31, 2022, 2023 and 2024 were ¥29.9 billion, ¥27.5 billion and ¥26.4 billion, respectively.

*1	according to Honda research (as of January 2024)
*2	The percentage of departures within 15 minutes of the scheduled operation time. In the airline industry, it is used as an index of aircraft reliability.
Research for next-generation technologies
In research for next-generation technologies, we exhibited
Honda
CI-MEV
, the demonstration model of a
two-seat,
four-wheel electric vehicle which features
Honda CI
(Cooperative Intelligence), Honda’s Original AI that enables mutual understanding between machines and people, and automated driving technologies to offer easily-accessible last-mile mobility for any users, in October 2023 at the JAPAN MOBILITY SHOW 2023. Honda is striving to augment the living radius for people, especially for those who are in situations that tend to limit mobility, such as when there is no public transportation or when people experience difficulty in walking a long distance.
In February 2024, as part of the technical demonstration test of the
Honda CI Micro-mobility
equipped with the
Honda CI
, we started an automated driving technology demonstration test for the general public in Joso City, Ibaraki Prefecture, Japan. By having the general public experience CI micro-mobility and providing feedback to us, we aim to evolve CI and improve its usability as a mobility, while fostering social acceptance with a view to commercialization around 2030.
Honda has been working on the development of
CI-powered
micro-mobility technologies with the aim to realize a society where each and every person can enjoy the joy and freedom of mobility. To this end, Honda is trying to make the mobility of people and things ubiquitous (whenever, wherever, to any destinations), collision-free and stress-free.
In October 2023, we demonstrated a field test by utilizing the
Honda Autonomous Work Vehicle (Honda AWV)
, a platform-based autonomous mobility vehicle, at the Toronto Pearson Airport. The
Honda AWV
utilizes mapping and obstacle detection functions to autonomously travel routes uniquely set by the operator, and automatically decelerate and stop to avoid collisions with obstacles.
Furthermore, the world premiere of a teleoperated unmanned underwater vehicle
ROV (Remotely Operated Vehicle) concept model
, which can be utilized for underwater work such as maintenance of offshore wind power generation, was held in February 2024 at WIND EXPO Spring—13th Int’l Wind Energy Expo. The creation of clean energy is important to achieve carbon neutrality by 2050, and among these, offshore wind power generation is expected to grow significantly in the future. Aiming to contribute to the construction and maintenance of offshore wind power facilities, Honda is conducting research and development of a ROV that utilizes ASIMO and other technologies cultivated in robotics research.

R&D expenditures incurred in research for next-generation technologies are distributed among Honda’s business segments.
Patents and Licenses
As of March 31, 2024, Honda owned more than 13,100 patents in Japan and more than 26,600 patents abroad. Honda also had applications pending for more than 4,800 patents in Japan and for more than 11,900 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.
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
Members of the Board of Directors

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director and Representative Executive Officers

Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*3	94,500
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

Chief Executive Officer, appointed in April 2021 (presently held)

Director, President and Representative Executive Officer, appointed in June 2021 (presently held)

Nominating Committee Member, appointed in June 2021 (presently held)

Chairman of the Board of Directors, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Shinji Aoyama (December 25, 1963)	Joined Honda Motor Co., Ltd. in April 1986	*3	107,900
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

Chief Officer for Automobile Operations, appointed in June 2022

Director, Senior Managing Executive Officer, appointed in June 2022

Director, Executive Vice President and Representative Executive Officer, appointed in April 2023 (presently held)

Chief Operating Officer, appointed in April 2023

Compensation Committee Member, appointed in April 2023

Risk Management Officer, appointed in April 2023 (presently held)

In Charge of Government and Industry Relations, appointed in April 2023

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Noriya Kaihara (August 4, 1961)	Joined Honda Motor Co., Ltd. in April 1984	*3	92,400
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

	Managing Officer, appointed in October 2021

	Chief Officer for Regional Operations (North America), appointed in October 2021

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in October 2021

	Senior Managing Executive Officer of the Company, appointed in April 2023

	Director, Senior Managing Executive Officer, appointed in June 2023

	Director, Executive Vice President and Representative Executive Officer, appointed in April 2024 (presently held)

	Compliance and Privacy Officer, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director, Managing Executive Officer

Eiji Fujimura (September 1, 1970)	Joined Honda Motor Co., Ltd. in April 1993	*3	9,000
	General Manager of Finance Division for Business Management Operations, appointed in April 2017

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

	Head of Accounting and Finance Supervisory Unit, appointed in April 2022

	Executive Officer, appointed in April 2023

	Chief Financial Officer, appointed in April 2023 (presently held)

	Chief Officer for Corporate Management Operations, appointed in April 2023 (presently held)

	Managing Executive Officer, appointed in April 2024

	Director, Managing Executive Officer, appointed in June 2024 (presently held)

	Compensation Committee Member, appointed in June 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors

Asako Suzuki (January 28, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*3	78,800
	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2016

	Vice Chief Officer for Regional Operations (Japan), appointed in April 2018

	Chief Officer for Human Resources and Corporate Governance Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Director, appointed in June 2021 (presently held)

	Full-time Audit Committee Member, appointed in June 2021 (presently held)

Jiro Morisawa (February 24, 1967)	Joined Honda Motor Co., Ltd. in April 1989	*3	29,700
	General Manager of Regional Operation Planning Office for Regional Operations (Japan), appointed in April 2016

	General Manager of Accounting Division for Business Management Operations, appointed in April 2017

	Vice Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations, appointed in April 2018

	Operating Officer, appointed in April 2019

	Chief Officer for Business Management Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Chief Officer for Business Management Operations, appointed in April 2020

	President and Director of American Honda Finance Corporation, appointed in April 2021

	Director of the Company, appointed in June 2024 (presently held)

	Full-time Audit Committee Member, appointed in June 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kunihiko Sakai (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*3	6,100
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

	Registered with the Dai-Ichi Tokyo Bar Association in April 2017

	Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (presently held)

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019

	Director, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

Fumiya Kokubu (October 6, 1952)	Joined Marubeni Corporation in April 1975	*3	4,500
	President and CEO, Member of the Board of Marubeni Corporation, appointed in April 2013

	Chairman of the Board of Marubeni Corporation, appointed in April 2019 (presently held)

	Outside Director of Taisei Corporation, appointed in June 2019 (presently held)

	Director of the Company, appointed in June 2020 (presently held)

	Nominating Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

	Chairman of Japan Machinery Center for Trade and Investment, appointed in May 2022 (presently held)

	Chairman of Japan Foreign Trade Council, Inc., appointed in May 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoichiro Ogawa (February 19, 1956)	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC) in October 1980	*3	3,100
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

	CEO of Deloitte Tohmatsu Group, appointed in July 2015

	Senior Advisor of Deloitte Tohmatsu Group, appointed in June 2018 (resigned in October 2018)

	Founder of Yoichiro Ogawa CPA Office in November 2018 (presently held)

	Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kazuhiro Higashi (April 25, 1957)	Joined Resona Group in April 1982	*3	3,100
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

	Chairman and Director of Resona Bank, Limited, appointed in April 2020 (resigned in June 2022)

	Outside Director of Sompo Holdings, Inc., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Compensation Committee Member (Chairperson), appointed in June 2021 (presently held)

	Senior Advisor of Resona Holdings, Inc., appointed in June 2022 (presently held)

	Senior Advisor of Resona Bank, Limited., appointed in June 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Ryoko Nagata (July 14, 1963)	Joined Japan Tobacco Inc. in April 1987	*3	3,100
	Executive Officer of Japan Tobacco Inc., appointed in June 2008

	Standing Audit & Supervisory Board Member of Japan Tobacco Inc., appointed in March 2018 (resigned in March 2023)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

	External Corporate Auditor of Medley, Inc., appointed in March 2023 (presently held)

	Outside Director of UACJ Corporation, appointed in June 2023 (presently held)

Mika Agatsuma (June 8, 1964)	Joined IBM Japan, Ltd. in April 1987	*3	—
	Vice President of IBM Japan, Ltd., appointed in August 2017

	In charge of Cloud Application Innovation for Global Business Services of IBM Japan, Ltd., appointed in August 2017

	Managing Partner of IBM Japan, Ltd., appointed in October 2022 (resigned in March 2024)

	In charge of Hybrid Cloud Services for IBM Consulting of IBM Japan, Ltd., appointed in October 2022

	In charge of Hybrid Cloud Platform for IBM Consulting of IBM Japan, Ltd., appointed in June 2023

	Director of the Company, appointed in June 2024 (presently held)

	Nominating Committee Member, appointed in June 2024 (presently held)

*1	Effective on June 23, 2021, Honda adopted the Three Committees system under the Company Law.
*2	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata and Ms. Mika Agatsuma are Outside Directors.
*3
The term of office of a Director is until at the close of the ordinary general meeting of shareholders of the fiscal year ending March 31, 2025 after his/her election to office at the close of the ordinary general meeting of shareholders on June 19, 2024.

Composition of the Three Committees under the Board of Directors
•
: Chairperson
○
: Member

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe	○
Eiji Fujimura			○
Asako Suzuki		○
Jiro Morisawa		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○
Mika Agatsuma	○

Executive Officers (who are not concurrently the members of the Board of Directors)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Senior Managing Executive Officer

Katsushi Inoue (October 22, 1963)	Joined Honda Motor Co., Ltd. in April 1986	*4	58,400
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

	President and Director of Honda Motor Europe Ltd., appointed in April 2016

	Managing Officer of the Company, appointed in April 2020

	Chief Officer for Regional Operations (China), appointed in April 2020

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2020

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2020

	Senior Managing Executive Officer of the Company, appointed in April 2023 (presently held)

	Chief Officer for Electrification Business Development Operations, appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officers

Keiji Ohtsu (July 7, 1964)	Joined Honda R&D Co., Ltd. in April 1983	*4	61,400
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

	Operating Executive, appointed in April 2020

	Chief Officer for Quality Innovation Operations, appointed in April 2020

	In Charge of Certification & Regulation Compliance Division, appointed in April 2020

	In Charge of Quality & Compliance Audit Division, appointed in April 2020

	Managing Officer, appointed in April 2021

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2021 (presently held)

	Managing Executive Officer of the Company, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Masayuki Igarashi	Joined Honda Motor Co., Ltd. in April 1988	*4	87,800
(July 6, 1963)	Director of Asian Honda Motor Co., Ltd., appointed in April 2014

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

	President and Chief Executive Officer of Asian Honda Motor Co., Ltd., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	Managing Officer, appointed in April 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	Chief Officer for Regional Operations (China), appointed in April 2023 (presently held)

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2023 (presently held)

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kensuke Oe	Joined Honda Motor Co., Ltd. in April 1990	*4	9,000
(May 11, 1967)	In charge of Manufacturing of Honda Canada Inc., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	General Manager of Saitama Factory in Production Supervisory Unit for Automobile Operations, appointed in April 2020

	Head of Production Engineering Supervisory Unit in Mono-zukuri Center for Automobile Operations, appointed in April 2021

	Managing Officer, appointed in April 2022

	Head of Production Unit for Automobile Operations, appointed in April 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	President and Director, Honda Development & Manufacturing of America, LLC, appointed in April 2024 (presently held)

Manabu Ozawa	Joined Honda Motor Co., Ltd. in April 1989	*4	9,000
(May 12, 1965)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019

	Operating Executive of the Company, appointed in April 2020

	Head of Corporate Planning Supervisory Unit, appointed in April 2020

	Director for Honda Innovation Inc., appointed in April 2020

	Managing Executive Officer of the Company, appointed in April 2023 (presently held)

	Chief Officer for Corporate Strategy Operations, appointed in April 2023 (presently held)

	Chief Officer for Traffic Safety Promotion Operations, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hironao Ito	Joined Honda Motor Co., Ltd. in April 1989	*4	9,600
(December 27, 1966)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019

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

	Deputy General Manager of Mono-zukuri Center for Automobile Operations, appointed in April 2022

	Vice Chief Officer for Automobile Operations, appointed in June 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	Head of BEV Development Center for Electrification Business Development Operations, appointed in April 2023

	Head of Automobile Development Center for Automobile Operations, appointed in April 2023

	Director of Honda R&D Co., Ltd., appointed in April 2023 (presently held)

	Chief Development Officer of the Company, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Executive Officers

Ayumu Matsuo (September 28, 1965)	Joined Honda Motor Co., Ltd. in April 1991	*4	7,800
Managing Director of Honda R&D Co., Ltd., appointed in April 2020

Operating Executive of the Company, appointed in April 2021

Chief Officer, Quality Innovation Operations, appointed in April 2021

Executive in Charge of Certification & Regulation Compliance Division, appointed in April 2021

Executive in Charge of Quality & Compliance Audit Division, appointed in April 2021

Head of Quality Innovation Unit, appointed in April 2022

Executive in Charge of Certification & Regulation Compliance Division, appointed in April 2022

Executive in Charge of Quality & Compliance Audit Division, appointed in April 2022

Head of Supply Chain & Purchasing Unit, Automobile Operations, appointed in April 2023

Executive Officer, appointed in April 2024 (presently held)

Chief Officer for Supply Chain & Purchasing Operations, appointed in April 2024 (presently held)

Minoru Kato	Joined Honda Motor Co., Ltd. in April 1988	*4	—
(December 17, 1965)	President of Honda Motorcycle and Scooter India Pvt. Ltd., appointed in April 2017

Operating Executive of the Company, appointed in April 2020

Chief Officer for Life Creation Operations, appointed in May 2020

Head of Power Products Business Supervisory Unit, Motorcycle and Power Products Operations, appointed in April 2022

Head of Motorcycle Business Unit, Motorcycle and Power Products Operations, appointed in April 2023 (presently held)

Executive Officer, appointed in April 2024 (presently held)

Chief Officer for Motorcycle and Power Products Operations, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yutaka Tamagawa	Joined Honda Motor Co., Ltd. in April 1990	*4	—
(April 23, 1966)	Operating Officer of Honda R&D Co., Ltd., appointed in April 2018

Operating Executive of the Company, appointed in April 2020

Electronic Control Development Supervisory Unit of Mono-zukuri Center for Automobile Operations, appointed in April 2020

Head of Software Defined Mobility Development Supervisory Unit for Business Development Operations, appointed in April 2022

Head of Quality Innovation Unit, appointed in April 2023

Executive in Charge of Certification & Regulation Compliance Division, appointed in April 2023

Executive in Charge of Quality & Compliance Audit Division, appointed in April 2023

Executive Officer, appointed in April 2024 (presently held)

Chief Officer for Quality Innovation Operations, appointed in April 2024 (presently held)

Kazuhiro Takizawa	Joined Honda Motor Co., Ltd. in April 1990	*4	—
(March 29, 1968)	General Manager of Europe Automobile Division for Regional Operations (Europe, Africa and the Middle East), appointed in April 2022

Operating Executive, appointed in April 2023

Vice Chief Officer for Regional Operations (North America), appointed in April 2023

EVP of American Honda Motor Co., Inc., appointed in April 2023

Executive Officer of the Company, appointed in April 2024 (presently held)

Chief Officer for Regional Operations (North America), appointed in April 2024 (presently held)

President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Katsuto Hayashi (October 20, 1969)	Joined Honda Motor Co., Ltd. in April 1992	*4	—
General Manager of Business Strategy Division for Business Supervisory Unit for Automobile Operations, appointed in October 2021

Operating Executive, appointed in April 2022

Head of Automobile Business Strategy Unit for Electrification Business Development Operations, appointed in April 2023

Executive Officer, appointed in April 2024 (presently held)

Chief Officer for Automobile Operations, appointed in April 2024 (presently held)

Chief Officer for Regional Operations (Associated Regions), appointed in April 2024 (presently held)

Takashi Onuma (September 11, 1973)	Joined Honda Motor Co., Ltd. in July 2000	*4	—
Senior Vice President, Honda Development & Manufacturing of America, LLC, appointed in April 2021

Operating Executive of the Company, appointed in April 2022

EVP of Honda Development & Manufacturing of America, LLC, appointed in April 2022

Deputy Head of Automobile Development Center for Automobile Operations of the Company, appointed in April 2023

Head of Production Engineering Unit, appointed in April 2023

Head of ICE Automobile Development Unit, appointed in April 2023

Executive Officer, appointed in April 2024 (presently held)

Chief Officer for Automobile Production Operations, appointed in April 2024 (presently held)

*4
The term of office of an Executive Officer is until at the close of the first Board of Directors meeting held after the ordinary general meeting of shareholders of the fiscal year ending March 31, 2025 after his/her appointment to office.

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

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Based on performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President and Executive Officer	Executive Vice President and Executive Officer	Senior Managing Executive Officer	Managing Executive Officer	Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	35%	40%	50%
STI	Short-term performance-based remuneration	0 to 180%	Cash	Annually	25%	30%	30%	25%
LTI	Medium- to long-term performance-based remuneration	50 to 150%	Stock	Three years after the annual stock points are granted with restriction on transfer until retirement	50%	35%	30%	25%

2.	Monthly remuneration
Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI
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

(LTI from the fiscal year beginning from April 1, 2024)
In the fiscal year ended March 31, 2024, the Company reorganized key themes, priority, and their associated goals that would be especially focused on in the future in order to create the “joy and freedom of mobility”. We have selected the new Key Themes by systematically identifying and prioritizing societal issues extracted comprehensively from the perspective of sustainability, aligning them with Honda’s strategic direction. Specifically, in addition to “environment” and “safety” which have long been highlighted as important themes in our management, we have chosen “human” and “technology,” which drive Honda’s growth, as well as “brand” that encompasses all corporate activities as our five non-financial
indicators as important themes. We align these aspects with our financial strategy to effectively generate both social and economic values. Furthermore, within the realm of non-financial
indicators, we have defined the materiality that should be addressed for each theme. This approach helps us clarify the areas we need to focus on to achieve our vision.
In line with stakeholders’ interests, including those of shareholders’, we have decided to revise certain performance evaluation methods in this scheme to accelerate initiatives related to important themes and further support the creation of both social and economic values. Specifically, we will evaluate key financial indicators (such as consolidated operating profit margin and profit for the year attributable to owners of the parent that should be addressed to achieve the ROIC target set for the fiscal year ending March 31, 2031), as well as non-financial
indicators directly related to the Five Key Themes, and market valuation reflecting the creation of social and economic value (relative Total Shareholder Return) on an annual basis.

KPIs		Evaluation method	Weight	Fluctuation

Financial indicators	Consolidated operating profit margin	Evaluated based on degree of achievement of targets	60%	40 to 240%
	Profit for the year attributable to owners of the parent
Non-financial indicators	Brand value		20%
	Total CO 2 emissions
	Associate engagement
Stock indicator	Total Shareholder Return	Evaluation based on relative comparison with the dividend-inclusive TOPIX growth rate for the fiscal year	20%

*	Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of the Company’s brand value by a third-party research firm

-	Total CO 2 emissions: The amount of CO 2 emissions from corporate activities and products based on CO 2 emissions calculation methods used commonly in Japan (and globally)
-	Associate Engagement: Survey of employee activeness in each region by a third-party research firm
In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.
As a result of the evaluation in the fiscal year ended March 31, 2024, STI was increased by 30% compared to the base amount, and LTI was paid with a performance-based coefficient of 134%.
Recovery of Erroneously Awarded Compensation
In accordance with the rules of the United Sates Securities and Exchange Commission and the New York Stock Exchange, the Company has implemented a policy to recover erroneously awarded incentive-based compensation.

Under this policy, in the event that the Company is required to prepare a restatement of the financial statements, the Company shall, in principle, reasonably and promptly cause the return of all of the portion of the STI and LTI paid or granted to the Company’s Executive Officers exceeding what would have been paid or granted based on the restated financial statements. In addition, in the event that an Executive Officer of the Company commits certain misconduct, derelictions of duty, violations of the laws, or similar actions, the Company shall reasonably and promptly, as determined by the Compensation Committee, cause the return of part or all of the STI and LTI paid or granted to such Executive Officer.
The compensation subject to recovery includes STI and LTI paid or granted during the fiscal year in which a restatement of the financial statements is required or other causes for recovery arose, and the preceding three fiscal years. The Company’s policy to recover extends to Executive Officers who served as such during such period, even if they have since resigned from the position. Furthermore, LTI subject to recovery includes points awarded before the issuance of shares and shares during the transfer restriction period.
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
The Compensation Committee met eleven times in the fiscal year ended March 31, 2024, with all members present at each meeting.
The main matters discussed during the fiscal year ended March 31, 2024 are as follows.

-	Basic policies and annual activity plans

-	Compensation evaluation for Directors and Executive Officers

-	LTI and share delivery rules

-	Policy to recover erroneously awarded compensation
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
Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2024 is in line with the determination policy.
The total amount of fixed monthly remuneration paid to the Company’s Directors and Executive Officers during the fiscal year ended March 31, 2024 was ¥1,209 million. This amount includes fixed monthly remuneration paid to one Director who retired during the fiscal year. The amount of fixed monthly remuneration paid to Executive Officers includes the amount of fixed monthly remuneration paid to the Executive Officers who were also Directors of subsidiaries of the Company.

The total amount of STI and LTI for the Company’s Directors and Executive Officers accrued for the fiscal year ended March 31, 2024 were ¥612 million and ¥453 million, respectively.
The amounts of fixed monthly remuneration paid, STI and LTI accrued during the fiscal year ended March 31, 2024 are as follows:

	Fixed remuneration		Performance-based remuneration				Total
	Remuneration		STI		LTI
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Outside Directors	4	¥287	—	¥—	1	¥12	¥300
Outside Directors	5	90	—	—	—	—	90
Executive Officers	13	829	13	612	10	440	1,882

Total	22	¥1,209	13	¥612	11	¥453	¥2,274

*	Directors excluding Outside Directors do not include three directors who concurrently serve as Executive Officers.
The amount of fixed monthly remuneration paid to Seiji Kuraishi during the fiscal year ended March 31, 2024 was ¥135 million.
The amount of fixed monthly remuneration paid to Toshihiro Mibe during the fiscal year ended March 31, 2024 was ¥94 million. The amount of STI and LTI for Toshihiro Mibe accrued for the fiscal year ended March 31, 2024 were ¥146 million and ¥196 million, respectively.
The amount of fixed monthly remuneration paid to Shinji Aoyama during the fiscal year ended March 31, 2024 was ¥80 million. The amount of STI and LTI for Shinji Aoyama accrued for the fiscal year ended March 31, 2024 were ¥97 million and ¥70 million, respectively.
The amount of fixed monthly remuneration paid to Noriya Kaihara during the fiscal year ended March 31, 2024 was ¥132 million. The amount of STI for Noriya Kaihara accrued for the fiscal year ended March 31, 2024 was ¥56 million.
The amount of fixed monthly remuneration paid to Katsushi Inoue during the fiscal year ended March 31, 2024 was ¥44 million. The amount of STI and LTI for Katsushi Inoue accrued for the fiscal year ended March 31, 2024 were ¥54 million and ¥34 million, respectively.
The amount of fixed monthly remuneration paid to Masayuki Igarashi during the fiscal year ended March 31, 2024 was ¥91 million. The amount of STI for Masayuki Igarashi accrued for the fiscal year ended March 31, 2024 was ¥36 million.
The amount of fixed monthly remuneration paid to Mitsugu Matsukawa during the fiscal year ended March 31, 2024 was ¥112 million. The amount of STI for Mitsugu Matsukawa accrued for the fiscal year ended March 31, 2024 was ¥36 million.
The Board Incentive Plan
In the fiscal year ended March 31, 2019, the Company resolved to introduce a stock compensation scheme (the “Scheme”) for the purpose of further enhancing Executive Officers’ mindfulness toward contributing to the sustained improvement of corporate value of the Company over the mid-
to long-term as well as seeking for the sharing of common interests with its shareholders. The continuation of the content of the Scheme was resolved in the fiscal year ended March 31, 2022 and in the fiscal year ending March 31, 2025.

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
Content of trust agreement

Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)

Purpose of trust	To further enhance mindfulness of Executive Officers Etc. toward contributing to the sustained improvement of corporate value of the Company over the mid- to long-term

Trustor	The Company

Trustee	Mitsubishi UFJ Trust and Banking Corporation
(Joint trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Executive Officers Etc. who satisfy the beneficiary requirements

Trust administrator	A third party which has no interests in the Company (a certified public accountant)

Date of trust agreement	August 20, 2018 (scheduled to be changed by August 31, 2024)

Period of trust	From August 20, 2018 to August 31, 2024 (scheduled to be extended until August 31, 2027 based on the changes to be made to the trust agreement by August 31, 2024)

Exercise of voting rights of Company shares	None

Class of shares acquired	Common shares of the Company

Amount of trust money added at the time of the trust period extension	1,940 million yen (scheduled) (including trust fees and trust expenses)

Timing of acquisition of shares	By August 31, 2024 (scheduled)

Method of acquisition of shares	Acquisition from stock market

Holder of vested rights	The Company

Residual assets	The residual assets that the Company can obtain as a holder of vested rights shall be included in the trust expenses reserve

Total number of shares scheduled to be acquired by Executive Officers Etc.
2,603,000 shares (Total number of shares scheduled to be acquired for three fiscal years from 2024)
Scope of persons eligible to receive beneficiary rights and other rights under the Scheme
Executive Officers Etc. who satisfy the beneficiary requirements
C. Board Practices
See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors required by this item.
D. Employees
The following tables list the number of Honda full-time employees as of March 31, 2022, 2023 and 2024.
As of March 31, 2022

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
204,035	46,448	146,092	2,321	9,174

As of March 31, 2022, Honda had 204,035 full-time employees, including 138,796 local nationals employed in its overseas operations.
As of March 31, 2023

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
197,039	45,813	139,999	2,340	8,887

As of March 31, 2023, Honda had 197,039 full-time employees, including 134,193 local nationals employed in its overseas operations.
As of March 31, 2024

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
194,993	47,980	135,829	2,409	8,775

As of March 31, 2024, Honda had 194,993 full-time employees, including 133,573 local nationals employed in its overseas operations.
Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2024.
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
Honda’s average number of temporary employees on a consolidated basis during the fiscal year ended March 31, 2024 was as follows.

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
22,669	10,201	10,897	55	1,516

E. Share Ownership
The total amount of the Company’s voting securities owned by its Directors and Executive Officers as a group as of the filing date of this Annual Report is as follows. The individual ownership of each of the Directors and Executive Officers is listed next to their names under Item 6.A. Directors and Senior Management.

Title of Class	Amount Owned	% of Class
Common Stock	675,200 shares	0.014%
The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2024, the Association owned 21,239,741 shares of the Company’s common stock.
The Employee Stock Ownership Plan
From the fiscal year beginning from April 1, 2024, the Company resolved to introduce a stock grant scheme (the Scheme) for the purpose of further enhancing Operating Executives’ mindfulness toward contributing to the key initiatives and further support the creation of social and economic value with Executive Officers.
Outline of the Scheme
The Scheme is a stock grant scheme that uses an ESOP (Employee Stock Ownership Plan) trust (an “ESOP Trust”). An ESOP Trust is a scheme where, in the same way as performance share and restricted stock schemes in the U.S., shares in the Company and money are delivered and paid to Operating Executives in accordance with the Company’s Stock Grant Regulations.

Content of trust agreement

Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)

Purpose of trust	To further enhance the attitude of Operating Executive of contributing toward the sustained improvement of corporate value of the Company in the medium to long term

Trustor	The Company

Trustee	Mitsubishi UFJ Trust and Banking Corporation
(Joint trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Employees who satisfy the beneficiary requirements

Trust administrator	A third party which has no interests in the Company (a certified public accountant)

Date of trust agreement	By August 31, 2024 (scheduled)

Period of trust	From the date of trust agreement to August 31, 2027 (scheduled)

Exercise of voting rights of Company shares	None

Class of shares acquired	Common shares of the Company

Amount of trust money	2,940 million yen (scheduled) (including trust fees and trust expenses)

Timing of acquisition of shares	By August 31, 2024 (scheduled)
(excluding the period from the fifth business day before the last day of each accounting period (including fiscal quarters) to the last day of such accounting period)

Method of acquisition of shares	Acquisition from stock market

Holder of vested rights	The Company

Residual assets	The residual assets that the Company can obtain as a holder of vested rights shall be included in the trust expenses reserve
Total number of shares scheduled to be acquired by Operating Executives
1,615,000 shares (Total number of shares scheduled to be acquired for three fiscal years from 2024)
Scope of persons eligible to receive beneficiary rights and other rights under the Scheme
Operating Executives who satisfy the beneficiary requirements

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2024, 5,280,000,000 shares of Honda’s Common Stock were issued and 4,828,907,376 shares were outstanding.
The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2024:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	773,445	16.0
Custody Bank of Japan, Ltd. (Trust Account)	305,126	6.3
Moxley & Co. LLC*	259,782	5.4

*	Moxley & Co., LLC is the nominee of JPMorgan Chase Bank, N.A., which acts as the Depositary for the Honda’s ADSs.
According to a statement on Schedule 13G (Amendment No. 9) filed by BlackRock, Inc. with the SEC on February 6, 2024, BlackRock, Inc. directly and indirectly held, as of December 31, 2023, 386,567,082, or 7.1% of the then issued shares, of Honda’s Common Stock.
None of the above shareholders has voting rights that are different from those of our other shareholders.
ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2024 were 5,280,000,000 shares of Common Stock, of which 259,782,129 shares represented by ADSs and 964,170,376 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 218 on March 31, 2024.
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
During the fiscal year ended March 31, 2024, Honda had sales of ¥959.9 billion and purchases of ¥2,062.7 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2024, Honda had receivables of ¥342.2 billion from affiliates and joint ventures, and had payables of ¥310.7 billion to affiliates and joint ventures.
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
The Company determined semiannual dividends per share for the year ended March 31, 2024 were as follows: the interim ¥87, the year-end
¥39 per share.
Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2024)

	Resolution of the Board of Directors	Resolution of the Board of Directors
	November 9, 2023	May 10, 2024
Dividend per Share of Common Stock (yen)	87.00	39.00
Total Amount of Dividends (millions of yen)	141,949	188,418

*
As of the effective date of October 1, 2023, the Company implemented a three-for-one
stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end
dividend per share for the fiscal year ended March 31, 2024 is based on the number of shares after the stock split. Based on the number of shares prior to the stock split, the year-end
dividend and the total annual dividend for the fiscal year ended March 31, 2024 are ¥117 per share and ¥204 per share, respectively.

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
Since February 11, 1977, American Depositary Shares (each representing three shares of Common Stock and evidenced by American Depositary Receipts (ADRs)) have been listed and traded on the New York Stock Exchange (the NYSE) under the symbol “HMC”, having been traded on the over-the-counter
markets in the United States since 1962.
B. Plan of Distribution
Not applicable.
C. Markets
See Item 9.A, “Offer and Listing Details”.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Set forth below is certain information relating to Honda’s Common Stock, including brief summaries of the relevant provisions of Honda’s Articles of Incorporation and Share Handling Regulations as currently in effect, and of the Company Law and related legislation. Additionally, the information called for by Items 10.B.3, 4, 5, 6, 7, 8, 9 and 10 of Form
20-F
is included in Exhibit 2.4 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock” and is incorporated by reference herein.
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
Shareholders’ Register Manager
With effect from June 20, 2020, Mitsubishi UFJ Trust and Banking Corporation, located at
4-5,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo,
100-8212,
Japan, is the Shareholders’ Register Manager for Honda’s shares. Mitsubishi UFJ Trust and Banking Corporation maintains Honda’s register of shareholders and records the names and addresses of its shareholders and other relevant information in its register of shareholders upon notice thereof from JASDEC, as described in Exhibit 2.4 to this Annual Report “Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934—Common Stock—Rights of the Shares—Record Date”.
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
Gains derived from the sale outside Japan of common stock or Depositary Receipts by a non-resident
of Japan or a
non-Japanese
corporation, or from the sale of common stock within Japan by a non-resident
of Japan or by a non- Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired common stock or Depositary Receipt as a legatee, heir or donee, even if the individual is not a Japanese resident.
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

•
any excess distribution that Honda makes to the U.S. holder (generally, any distributions to it during a single taxable year that are greater than 125% of the average annual distributions received by it in respect of the shares or ADSs during the three preceding taxable years or, if shorter, the portion of its holding period for the shares or ADSs that preceded the current taxable year).
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

	• Stock transfer or other taxes and other governmental charges.	Fees for such charges to be payable by the holders or persons depositing shares.

	• SWIFT, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADSs or deposited securities.	Fees for such charges to be payable by the persons depositing or holders delivering shares, ADSs or deposited securities.

	• Transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.	Fees for such charges to be payable by the persons depositing shares or holders withdrawing deposited securities.

•  In connection with the conversion of foreign currency into U.S. dollars, transferring foreign currency or U.S. dollars to the United States, obtaining any approval or license of any governmental authority required for such conversion or transfer or making any sale.
To be deducted from cash distributed to holders.
4. Direct / Indirect Payment Disclosure
The Depositary has agreed to contribute to Honda a portion of certain fees received by the Depositary under the deposit agreement. From April 1, 2023 to March 31, 2024, such contributions totaled US$4,587,323.52. Additionally, from April 1, 2023 to March 31, 2024, the Depositary waived US$271,793.67 in expenses related to the Ordinary General Meeting of Shareholders.

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
and
15d-15(e)
under the U.S. Securities Exchange Act of 1934) as of March 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.
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
Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2024 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2024.
KPMG AZSA LLC (PCAOB ID:1009), the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Honda’s Audit Committee has determined that Mr. Yoichiro Ogawa and Mr. Jiro Morisawa are each qualified as an “audit committee financial expert” as defined by the rules of the SEC. Additionally, Mr. Ogawa and Mr. Morisawa each meet the independence requirements applicable under Section 303A.06 of the New York Stock Exchange Listed Company Manual.
Item 16B. Code of Ethics
Honda has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Honda’s code of ethics is attached as an exhibit to this Annual Report on Form
20-F.
Item 16C. Principal Accountant Fees and Services
KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2024, for which audited financial statements appear in this Annual Report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in fiscal year 2023 and 2024:

	Yen (millions)
	2023	2024
Audit Fees	¥5,295	¥5,624
Audit-Related Fees	153	171
All Other Fees	11	—

Total	¥5,459	¥5,795

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
S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2024. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*1*3	(b) Average Price Paid per Share*3	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs*3	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*2*3
April 1 to April 30, 2023	3,700,848	¥3,514	3,700,800	154,400
May 1 to May 31, 2023	5,354,884	¥3,922	5,354,800	178,999,588,400
June 1 to June 30, 2023	5,937,646	¥4,295	5,937,400	174,499,895,300
July 1 to July 31, 2023	6,914,978	¥4,339	6,914,700	170,000,477,200
August 1 to August 31, 2023	7,307,058	¥4,516	7,307,000	167,001,197,700
September 1 to September 30, 2023	4,444,516	¥5,063	4,444,200	144,500,542,200
October 1 to October 31, 2023	19,310,364	¥1,631	19,309,400	113,000,466,000
November 1 to November 30, 2023	19,052,798	¥1,575	19,052,500	83,000,472,550
December 1 to December 31, 2023	4,309,362	¥1,508	4,309,200	76,500,160,050
January 1 to January 31, 2024	278	¥1,553	—	76,500,160,050
February 1 to February 29, 2024	436	¥1,721	—	50,000,000,000
March 1 to March 31, 2024	20,890,339	¥1,795	20,889,800	12,501,389,650

Total	97,223,507	¥2,577	97,219,800

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

*2	During the year ended March 31, 2024, the following share repurchase programs were in effect:
Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: May 11, 2023
Maximum number of shares authorized to be repurchased: 64,000,000 (does not reflect stock split discussed in Note 3)
Maximum yen amount authorized to be used for repurchase: ¥200,000,000,000
Repurchase period: from May 12, 2023 to March 31, 2024

Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: February 8, 2024
Maximum number of shares authorized to be repurchased: 34,000,000
Maximum yen amount authorized to be used for repurchase: ¥50,000,000,000
Repurchase period: from March 1, 2024 to April 30, 2024

*3
The Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023, with an effective date of October 1, 2023. Share numbers in the table above for the period from April 1, 2023 through September 30, 2023 reflect the number of shares prior to the stock split. Share numbers in the table above for the period from October 1, 2023 through March 31, 2024 reflect the number of shares after the stock split.

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

For Japanese companies which employ the Three Committees system, including Honda, the Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), an audit committee (the “Audit Committee”), and a compensation committee (the “Compensation Committee”) shall be established. Each of these committees shall consist of three or more directors, a majority of which shall be “outside directors” as defined below. Honda’s Articles of Incorporation provides for its Board of Directors consisting of no more than fifteen members. Honda currently has twelve Directors (including six Outside Directors) and sixteen Executive Officers (including four Executive Officers who also serve as Directors). The

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

Nominating Committee has five members, of which four are Outside Directors. The Audit Committee has five members, of which three are Outside Directors. The Compensation Committee has four members, of which three are Outside Directors. Under the Company Law, the members of three committees are elected by the resolutions of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors.

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

director. Requirements for an independent director/ corporate auditor are more stringent than those for outside directors or outside corporate auditors. Unlike an outside director/corporate auditor, an independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has been, for ten years prior to the assumption of office, a director, executive officer, manager or employee, or corporate auditor of the parent company or an executive director or executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) and (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries. Currently, Honda has six Outside Directors all of whom are also independent Directors. Furthermore, Honda has established additional independence requirements for the Outside Directors, the “Criteria for Independence of Outside Directors” as described in Exhibit 1.4 by the resolution of the Board of Directors, and all of the Outside Directors meet the criteria.

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

shares and money will be delivered and paid to Executive Officers Etc. in accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from September 2021 to August 2024 (scheduled), provided, however, that this period may be extended by a resolution of the Compensation Committee for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Honda has adopted Guidelines on Insider Information Control and Insider Trading Regulation (hereinafter referred to as the “Guidelines”), which govern the purchase, sale, and other disposal of the Company’s securities by directors, executive officers, and employees.
Honda believes that the Guidelines are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Honda.
A copy of the Guidelines is attached as an exhibit to this Annual Report on Form
20-F.
Item 16K. Cybersecurity
Risk Management and Strategy
Honda has established a management system and standards for information system security in order to minimize the negative impact on its business and business results from the occurrence of cybersecurity incidents. Based on these standards, we have implemented security measures in both hardware and software aspects to strengthen the security of our information systems. To address security, including product security, we have established a cross-functional system across business and manufacturing systems, software, quality, and other areas.
We develop rules and procedures based on laws and regulations, formulate response flows, verify and implement measures for improvement through cybersecurity exercises, and develop human resources, among other things. We also utilize solutions for managing cybersecurity information and monitoring malicious activities to monitor and analyze cybersecurity threats and vulnerabilities, and in the event of a security incident related to a cyberattack with a significant impact on Honda, we establish a Global Emergency Headquarters under the supervision and monitoring of the Risk Management Officer, and the supervisory division in charge of risks from cybersecurity threats plays a central role in quickly ascertaining the actual situation and taking measures to minimize the impacts of cybersecurity incidents from a company-wide perspective.

When implementing third-party packaged software and cloud services, we make decisions based on risk assessments following established security standards and conduct annual checks after implementation. In response to cyberattacks on production facilities and suppliers, we verify the status of security measures at both domestic and overseas production facilities and suppliers. Based on the results of these verifications, we take measures to strengthen security, such as supporting the introduction of solutions for managing cybersecurity incident information, and monitoring malicious activities. For such activities to strengthen security, we have concluded outsourcing agreements with security consulting companies and external specialists to receive support.
With regard to personal information protection regulations and cybersecurity-related laws and regulations in various countries, in addition to current regulations, we collect and monitor information on regulatory trends that are expected to be enforced in the future.
These comprehensive cybersecurity response processes are incorporated into Honda’s comprehensive risk management system and will be discussed in detail in the following “Governance” section.
For a description of information security-related risks, including risks from cybersecurity threats, identified by Honda as of the filing date of this Annual Report, please refer to Item 3. “Key Information—D. Risk Factors—Information Security Risks”.
Honda has been targeted by cyberattacks in the past; however, no risks from cybersecurity threats have been identified that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, over the past three fiscal years, including the fiscal year that is the subject of this annual report.
Governance
Based on the resolution of the Board of Directors, the Board of Directors has appointed the Director, Executive Vice President and Representative Executive Officer as the Risk Management Officer, who monitors and supervises the response status of significant risks, including risks from cybersecurity threats.
The Risk Management Committee, chaired by the Risk Management Officer, has been established to deliberate on important matters related to risk management, including risk from cybersecurity threats. Honda has established the Honda Global Risk Management Policy, which stipulates the Company’s basic policy for risk management, the collection of risk information, and the response system in the event of risk occurrence.
In accordance with the aforementioned Policy, Honda has designated its cybersecurity supervisory divisions to conduct risk assessments and report the status of cybersecurity risk responses to the Risk Management Officer through the Risk Management Committee. The designated cybersecurity supervisory divisions consisted of 64 members as of the filing date of this Annual Report with practical experience in various roles related to information technology, including security, auditing, and systems are established in both the Quality Innovation Operations and Corporate Administration Operations divisions. The Risk Management Officer, who has knowledge and experience in overall risk management, receives technical support from the cybersecurity risk supervisory divisions, and monitors and supervises the responses to risks from cybersecurity threats.
In the event of a material cybersecurity incident, the cybersecurity risk supervisory divisions are to immediately report it to the Risk Management Officer. Upon receiving the report, the Risk Management Officer is to establish a Global Emergency Headquarters, which coordinate with relevant organizations affected by the incident in order to prevent and contain the crisis. Such response status is reported to the Board of Directors and the Executive Council as necessary based on the judgment of the Risk Management Officer.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation)*2

1.3	Regulations of the Board of Directors of the registrant (English translation)*3

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *4

2.1	Specimen common stock certificates of the registrant (English translation) *5

2.2
Form of Second Amended and Restated Deposit Agreement dated as of March 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *6

2.3
Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated September 29, 2023, among the registrant, JPMorgan Chase Bank, N.A., as Depositary and holders and beneficial owners of American Depositary Receipts *7

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *8

11.2	Guidelines on Insider Information Control and Insider Trading Regulation (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy to Recover Erroneously Awarded Incentive-based Compensation (English translation)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*5	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*6	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*7
Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement for American Depositary Shares on Form
F-6
(File
No. 333-263937)
filed by JPMorgan Chase Bank, N.A. as depositary, on September 21, 2023.

*8	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
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
March 31, 2024

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
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year
period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 20, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provision for specific warranty programs
As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties as of March 31, 2024 amounted to ¥815,190 million, which included the provision for specific warranty programs such as product recalls. The provision for specific warranty programs represents the estimated future warranty costs that are covered under such programs. The estimated future warranty costs are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including the expected number of units to be affected and the average repair cost per unit for warranty claims.
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

Allowance for expected credit losses on retail receivables at the finance subsidiary in the United States
As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥68,999 million as of March 31, 2024, which included the allowance for ECL on retail receivables which amounted to ¥65,479 million. The allowance for ECL on retail receivables is measured at amounts according to the ECL methodology, including the determination on whether credit risk increased significantly since initial recognition. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the Company expects to receive, which can be affected by forward-looking economic conditions. At the finance subsidiary in the United States, ECL on retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.
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
Estimated end of term residual values of lease vehicles at the finance subsidiary in the United States
As discussed in Note 3(f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The Company’s equipment on operating leases as of March 31, 2024 was ¥5,202,768 million, which included leased vehicles at the finance subsidiary in the United States. Equipment on operating leases is depreciated to the lower of contract residual value or estimated end of term residual value, and adjustments to estimated end of term residual values are made prospectively on a straight-line basis over the remaining term of the lease. At the finance subsidiary in the United States, the primary factors that affect estimated end of term residual values of leased vehicles are the percentage of leased vehicles expected to be returned by the lessees and the expected market values of leased vehicles at the end of their lease terms. Factors considered in this evaluation include, among other factors, economic conditions, external market information on new and used vehicles, historical trends, and recent auction values.
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
20
, 2024

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Honda Motor Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Honda Motor Co., Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated June
20
, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June
20
, 2024

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
March 31, 2023 and 2024

		Yen (millions)
	Note	2023	2024
Assets
Current assets:
Cash and cash equivalents	5	¥3,803,014	¥4,954,565
Trade receivables	6	1,060,271	1,240,090
Receivables from financial services	7	1,899,493	2,558,594
Other financial assets	8	263,892	229,583
Inventories	9	2,167,184	2,442,969
Other current assets		384,494	446,763

Total current assets		9,578,348	11,872,564

Non-current assets:
Investments accounted for using the equity method	10	915,946	1,206,968
Receivables from financial services	7	3,995,259	5,616,676
Other financial assets	8	855,070	968,142
Equipment on operating leases	11	4,726,292	5,202,768
Property, plant and equipment	12	3,168,109	3,234,413
Intangible assets	13	870,900	999,689
Deferred tax assets	23	105,792	170,856
Other non-current assets		454,351	502,074

Total non-current assets		15,091,719	17,901,586

Total assets		¥24,670,067	¥29,774,150

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,426,333	¥1,609,836
Financing liabilities	15	3,291,195	4,105,590
Accrued expenses		419,570	638,319
Other financial liabilities	16	324,110	340,858
Income taxes payable		86,252	157,410
Provisions	17	362,701	566,722
Other current liabilities		741,963	904,757

Total current liabilities		6,652,124	8,323,492

Non-current liabilities:
Financing liabilities	15	4,373,973	6,057,967
Other financial liabilities	16	288,736	316,919
Retirement benefit liabilities	18	255,852	284,844
Provisions	17	270,169	385,001
Deferred tax liabilities	23	877,300	855,067
Other non-current liabilities		449,622	544,988

Total non-current liabilities		6,515,652	8,444,786

Total liabilities		13,167,776	16,768,278

Equity:
Common stock		86,067	86,067
Capital surplus		185,589	205,073
Treasury stock		(484,931)	(550,808)
Retained earnings		9,980,128	10,644,213
Other components of equity		1,417,397	2,312,450

Equity attributable to owners of the parent		11,184,250	12,696,995
Non-controlling interests		318,041	308,877

Total equity	19	11,502,291	13,005,872

Total liabilities and equity		¥24,670,067	¥29,774,150

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended March 31, 2022, 2023 and 2024

		Yen (millions)
	Note	2022	2023	2024
Sales revenue	20	¥14,552,696	¥16,907,725	¥20,428,802
Operating costs and expenses:
Cost of sales		(11,567,923)	(13,576,133)	(16,016,659)
Selling, general and administrative		(1,326,485)	(1,669,908)	(2,106,539)
Research and development	21	(787,056)	(880,915)	(923,627)

Total operating costs and expenses		(13,681,464)	(16,126,956)	(19,046,825)

Operating profit		871,232	780,769	1,381,977

Share of profit of investments accounted for using the equity method	10	202,512	117,445	110,817
Finance income and finance costs:
Interest income	22	25,627	73,071	173,695
Interest expense	22	(16,867)	(36,112)	(59,631)
Other, net	22	(12,314)	(55,608)	35,526

Total finance income and finance costs		(3,554)	(18,649)	149,590

Profit before income taxes		1,070,190	879,565	1,642,384
Income tax expense	23	(309,489)	(162,256)	(459,794)

Profit for the year		¥760,701	¥717,309	¥1,182,590

Profit for the year attributable to:
Owners of the parent		707,067	651,416	1,107,174
Non-controlling interests		53,634	65,893	75,416

		Yen
		2022	2023	2024
Earnings per share attributable to owners of the parent Basic and diluted	24	¥137.03	¥128.01	¥225.88
See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended March 31, 2022, 2023 and 2024

		Yen (millions)
	Note	2022	2023	2024
Profit for the year		¥760,701	¥717,309	¥1,182,590

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		117,042	3,350	(18,931)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		58,635	(18,465)	(25,469)
Share of other comprehensive income of investments accounted for using the equity method	10	1,786	292	8,300
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(682)	(474)	56
Exchange differences on translating foreign operations		680,724	422,960	875,050
Share of other comprehensive income of investments accounted for using the equity method	10	77,447	30,429	54,353

Total other comprehensive income, net of tax	19	934,952	438,092	893,359

Comprehensive income for the year		¥1,695,653	¥1,155,401	¥2,075,949

Comprehensive income for the year attributable to:
Owners of the parent		1,619,997	1,081,429	1,981,448
Non-controlling interests		75,656	73,972	94,501

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years ended March 31, 2022, 2023 and 2024

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2021		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the year
Profit for the year					707,067		707,067	53,634	760,701
Other comprehensive income, net of tax	19					912,930	912,930	22,022	934,952

Total comprehensive income for the year					707,067	912,930	1,619,997	75,656	1,695,653
Reclassification to retained earnings	19				119,202	(119,202)	—		—
Transactions with owners and other
Dividends paid	19				(188,402)		(188,402)	(45,131)	(233,533)
Purchases of treasury stock				(62,758)			(62,758)		(62,758)
Disposal of treasury stock				578			578		578
Share-based payment transactions			(233)				(233)		(233)
Equity transactions and others			13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other			13,446	(54,523)	(188,402)		(229,479)	(66,467)	(295,946)

Balance as of March 31, 2022		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the year
Profit for the year					651,416		651,416	65,893	717,309
Other comprehensive income, net of tax	19					430,013	430,013	8,079	438,092

Total comprehensive income for the year					651,416	430,013	1,081,429	73,972	1,155,401
Reclassification to retained earnings	19				3,054	(3,054)	—		—
Transactions with owners and other
Dividends paid	19				(213,475)		(213,475)	(51,601)	(265,076)
Purchases of treasury stock				(157,001)			(157,001)		(157,001)
Disposal of treasury stock				379			379		379
Share-based payment transactions			94				94		94
Equity transactions and others								(4,052)	(4,052)

Total transactions with owners and other			94	(156,622)	(213,475)		(370,003)	(55,653)	(425,656)

Balance as of March 31, 2023		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the year
Profit for the year					1,107,174		1,107,174	75,416	1,182,590
Other comprehensive income, net of tax	19					874,274	874,274	19,085	893,359

Total comprehensive income for the year					1,107,174	874,274	1,981,448	94,501	2,075,949
Reclassification to retained earnings	19				(17,715)	17,715	—		—
Transactions with owners and other
Dividends paid	19				(241,865)		(241,865)	(63,895)	(305,760)
Purchases of treasury stock				(250,513)			(250,513)		(250,513)
Disposal of treasury stock				504			504		504
Cancellation of treasury stock			(623)	184,132	(183,509)		—		—
Share-based payment transactions			3				3		3
Equity transactions and others			20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other			19,484	(65,877)	(425,374)	3,064	(468,703)	(103,665)	(572,368)

Balance as of March 31, 2024		¥86,067	¥205,073	¥(550,808)	¥10,644,213	¥2,312,450	¥12,696,995	¥308,877	¥13,005,872

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 31, 2022, 2023 and 2024

		Yen (millions)
	Note	2022	2023	2024
Cash flows from operating activities:
Profit before income taxes		¥1,070,190	¥879,565	¥1,642,384
Depreciation, amortization and impairment losses excluding equipment on operating leases		611,063	721,630	794,366
Share of profit of investments accounted for using the equity method		(202,512)	(117,445)	(110,817)
Finance income and finance costs, net		(56,352)	(71,661)	(141,250)
Interest income and interest costs from financial services, net		(155,872)	(146,461)	(152,041)
Changes in assets and liabilities
Trade receivables		(24,037)	(155,924)	(138,323)
Inventories		(208,895)	(171,467)	(67,833)
Trade payables		50,122	105,272	36,516
Accrued expenses		(68,811)	42,122	157,582
Provisions and retirement benefit liabilities		(156,079)	90,880	263,593
Receivables from financial services		509,741	(41,480)	(1,454,357)
Equipment on operating leases		171,600	768,070	12,661
Other assets and liabilities		28,981	218,369	58,325
Other, net		(19,782)	(1,222)	(48,219)
Dividends received		193,555	244,902	158,092
Interest received		237,724	324,234	560,709
Interest paid		(97,884)	(159,020)	(283,447)
Income taxes paid, net of refund		(203,130)	(401,342)	(540,663)

Net cash provided by operating activities		1,679,622	2,129,022	747,278
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(268,143)	(475,048)	(348,680)
Payments for additions to and internally developed intangible assets		(181,083)	(157,440)	(259,985)
Proceeds from sales of property, plant and equipment and intangible assets		27,108	16,206	14,418
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		—	740	(18,544)
Payments for acquisitions of investments accounted for using the equity method		—	(23,826)	(173,767)
Payments for acquisitions of other financial assets		(488,631)	(527,334)	(282,076)
Proceeds from sales and redemptions of other financial assets		534,693	488,642	201,367

Net cash used in investing activities		(376,056)	(678,060)	(867,267)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		7,487,724	9,127,333	10,020,736
Repayments of short-term financing liabilities		(7,960,144)	(8,684,799)	(10,045,118)
Proceeds from long-term financing liabilities		2,002,823	971,067	3,654,964
Repayments of long-term financing liabilities		(1,761,561)	(2,382,190)	(2,056,083)
Dividends paid to owners of the parent		(188,402)	(213,475)	(241,865)
Dividends paid to non-controlling interests		(53,813)	(51,376)	(66,855)
Purchases and sales of treasury stock, net		(62,180)	(156,622)	(250,009)
Repayments of lease liabilities		(80,165)	(78,297)	(80,513)
Other, net		—	—	(16,611)

Net cash provided by (used in) financing activities		(615,718)	(1,468,359)	918,646
Effect of exchange rate changes on cash and cash equivalents		229,063	145,480	352,894

Net change in cash and cash equivalents		916,911	128,083	1,151,551
Cash and cash equivalents at beginning of year		2,758,020	3,674,931	3,803,014

Cash and cash equivalents at end of year	5	¥3,674,931	¥3,803,014	¥4,954,565

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
(d) New Accounting Standards and Interpretations Not Yet Adopted
New or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2024 are as follows.
Honda is currently evaluating the impact of adoption of this standard on the Company’s consolidated financial statements.

Standards and interpretations		Mandatory adoption (from fiscal years beginning on or after)	Reporting periods in which the Company is scheduled to adopt the standards	Overview of new or amended standards and interpretations
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027	To be determined	New standard which supersedes current standard of presentation and disclosure in financial statements
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
(3) Material Accounting Policies
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2022, 2023 and 2024.
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
first-out
method
. Conversion cost includes an appropriate share of production overheads on the normal operation capacity. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
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
Property, plant and equipment in the consolidated statements of financial position includes right-of-use
assets under lease arrangements. For the accounting for the
right-of-use
assets, see note “(3) Material Accounting Policies (i) Lease.”
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
right-of-use
asset
is
subsequently calculated on the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of underlying assets, see note “(3) Material Accounting Policies (g) Property, Plant and Equipment.”
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
Defined benefit plans
For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either liability or asset in the consolidated statements of financial position. In the case that an entity has a surplus in a defined benefit plan, the recognized asset is limited to present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(4) Segment Information
Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four

categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s consolidated financial statements.
P
rincipal products and services, and functions of each segment are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(a) Seg
me
nt Information
Segment information as of and for the years ended March 31, 2022, 2023 and 2024 is as follows:
As of and for the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,185,253	¥9,147,498	¥2,820,667	¥399,278	¥14,552,696	¥—	¥14,552,696
Intersegment	—	213,095	2,656	22,480	238,231	(238,231)	—

Total	2,185,253	9,360,593	2,823,323	421,758	14,790,927	(238,231)	14,552,696

Segment profit (loss)	¥311,492	¥236,207	¥333,032	¥(9,499)	¥871,232	¥—	¥871,232

Share of profit of investments accounted for using the equity method	¥33,510	¥168,415	¥—	¥587	¥202,512	¥—	¥202,512
Segment assets	1,448,926	9,563,553	11,318,756	475,124	22,806,359	1,166,794	23,973,153
Investments accounted for using the equity method	104,535	855,309	—	7,560	967,404	—	967,404
Depreciation and amortization	65,423	510,755	883,712	17,018	1,476,908	—	1,476,908
Capital expenditures	49,203	410,169	2,028,700	15,748	2,503,820	—	2,503,820
Impairment losses on non-financial assets	(23)	13,097	1,874	276	15,224	—	15,224
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	9,282	—	9,282	—	9,282
As of and for the year ended March 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,908,983	¥10,593,519	¥2,954,098	¥451,125	¥16,907,725	¥—	¥16,907,725
Intersegment	—	188,198	2,046	25,307	215,551	(215,551)	—

Total	2,908,983	10,781,717	2,956,144	476,432	17,123,276	(215,551)	16,907,725

Segment profit (loss)	¥488,709	¥(16,629)	¥285,857	¥22,832	¥780,769	¥—	¥780,769

Share of profit of investments accounted for using the equity method	¥49,119	¥66,973	¥—	¥1,353	¥117,445	¥—	¥117,445
Segment assets	1,580,521	10,082,519	11,197,017	480,166	23,340,223	1,329,844	24,670,067
Investments accounted for using the equity method	110,665	795,973	—	9,308	915,946	—	915,946
Depreciation and amortization	65,746	600,617	908,942	21,571	1,596,876	—	1,596,876
Capital expenditures	59,101	613,351	1,546,683	14,386	2,233,521	—	2,233,521
Impairment losses on non-financial assets	4,662	24,777	5,259	91	34,789	—	34,789
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	27,018	—	27,018	—	27,018

As of and for the year ended March 31, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥3,220,168	¥13,567,565	¥3,248,808	¥392,261	¥20,428,802	¥—	¥20,428,802
Intersegment	—	223,950	2,976	30,068	256,994	(256,994)	—

Total	3,220,168	13,791,515	3,251,784	422,329	20,685,796	(256,994)	20,428,802

Segment profit (loss)	¥556,232	¥560,649	¥273,978	¥(8,882)	¥1,381,977	¥—	¥1,381,977

Share of profit of investments accounted for using the equity method	¥53,843	¥55,392	¥—	¥1,582	¥110,817	¥—	¥110,817
Segment assets	2,047,270	11,690,446	14,118,371	585,301	28,441,388	1,332,762	29,774,150
Investments accounted for using the equity method	119,598	1,076,481	—	10,889	1,206,968	—	1,206,968
Depreciation and amortization	72,590	655,250	834,246	17,400	1,579,486	—	1,579,486
Capital expenditures	74,006	598,475	2,451,930	16,768	3,141,179	—	3,141,179
Impairment losses on non-financial assets	33	44,652	14,646	61	59,392	—	59,392
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	50,057	—	50,057	—	50,057

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
4.
Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2022, 2023 and 2024 amounted to ¥1,319,995 million, ¥1,462,656 million and ¥1,573,834 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.
Provisions for product warranties accrued for the years ended March 31, 2022, 2023 and 2024 are ¥118,378 million, ¥289,850 million and ¥536,590 million, respectively. These are mainly included in Automobile business.

6.
The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2022, 2023 and 2024 are ¥11,295 million, ¥8,400 million and ¥12,220 million respectively. These are related to Automobile business and aircraft and aircraft engines, which are included in Power products and other businesses.

7.	Right-of-use assets are not included in Capital expenditures.

(b) Product or Service Groups Information
Sales revenue by product or service groups of Honda for the years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen (millions)
	2022	2023	2024
Motorcycles, a ll-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	¥2,185,253	¥2,908,983	¥3,220,168
Automobiles and relevant parts	10,582,764	12,093,972	15,227,546
Financial services	1,385,401	1,453,645	1,588,827
Power products and relevant parts	294,577	360,385	292,563
Others	104,701	90,740	99,698

Total	¥14,552,696	¥16,907,725	¥20,428,802

(c) Geographical Information
The sales revenue and carrying amounts of
non-current
assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2022, 2023 and 2024 are as follows:
As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,354,532	¥6,728,800	¥5,469,364	¥14,552,696
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,036,832	¥4,490,562	¥1,768,697	¥9,296,091
As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,409,584	¥7,905,936	¥6,592,205	¥16,907,725
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,937,148	¥4,373,329	¥1,728,475	¥9,038,952
As of and for the year ended March 31, 2024

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,634,505	¥10,343,985	¥7,450,312	¥20,428,802
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,054,330	¥4,914,193	¥1,822,125	¥9,790,648

(5) Cash a
n
d Cash Equivalents
Cash and cash equivalents as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Cash and deposits	¥2,822,949	¥3,381,610
Cash equivalents	980,065	1,572,955

Total	¥3,803,014	¥4,954,565

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.
(6) Trade Receivables
Trade receivables are classified as financial assets measured at amortized cost.
Trade receivables as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Trade accounts and notes receivable	¥900,312	¥986,390
Other	168,579	262,102
Allowance for impairment losses	(8,620)	(8,402)

Total	¥1,060,271	¥1,240,090

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Balance at beginning of year	¥10,521	¥8,845	¥8,620

Remeasurement	¥260	¥297	¥274
Write-offs	(2,648)	(757)	(1,114)
Exchange differences on translating foreign operations	712	235	622

Balance at end of year	¥8,845	¥8,620	¥8,402

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
Receivables from fin
an
cial services are mainly classified into financial assets measured at amortized cost.

Receivables from financial services as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Consumer finance receivables:
Retail	¥5,363,260	¥7,330,459
Finance lease	174,256	230,139
Dealer finance receivables:
Wholesale	421,166	707,035

Subtotal	¥5,958,682	¥8,267,633

Allowance for credit losses	¥(48,652)	¥(68,999)
Unearned interest income and fees	(15,278)	(23,364)

Total	¥5,894,752	¥8,175,270

Current assets	¥1,899,493	¥2,558,594
Non-current assets	3,995,259	5,616,676

Total	¥5,894,752	¥8,175,270

Finance lease receivables
The lease payments receivable under the finance leases by maturity as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Within 1 year	¥32,525	¥36,880
Between 1 and 2 years	33,924	42,831
Between 2 and 3 years	20,381	26,085
Between 3 and 4 years	13,497	18,064
Between 4 and 5 years	4,020	6,150
Later than 5 years	5,008	8,414

Undiscounted lease payments receivable	¥109,355	¥138,424

Unearned finance income	¥(8,417)	¥(12,134)

Unguaranteed residual value	¥58,040	¥80,485

Net investment in the lease	¥158,978	¥206,775

For the nature of the lessor’s leasing activities and the risk management strategy, see note 3(i) and (j).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses
The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2022, 2023 and 2024 are as follows:
For the years ended March 31, 2022, 2023 and 2024

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2021	¥23,480	¥5,923	¥4,883	¥34,286

Remeasurement	¥(2,513)	¥(925)	¥13,701	¥10,263
Write-offs	—	—	(12,256)	(12,256)
Exchange differences on translating foreign operations	2,822	516	1,136	4,474

Balance as of March 31, 2022	¥23,789	¥5,514	¥7,464	¥36,767

Remeasurement	¥868	¥5,288	¥20,673	¥26,829
Write-offs	—	—	(19,942)	(19,942)
Exchange differences on translating foreign operations	1,810	270	349	2,429

Balance as of March 31, 2023	¥26,467	¥11,072	¥8,544	¥46,083

Remeasurement	¥6,823	¥1,732	¥40,899	¥49,454
Write-offs	—	—	(36,663)	(36,663)
Exchange differences on translating foreign operations	3,849	1,474	1,282	6,605

Balance as of March 31, 2024	¥37,139	¥14,278	¥14,062	¥65,479

Finance lease:
Balance as of April 1, 2021	¥470	¥184	¥159	¥813

Remeasurement	¥(339)	¥(98)	¥182	¥(255)
Write-offs	—	—	(97)	(97)
Exchange differences on translating foreign operations	8	6	12	26

Balance as of March 31, 2022	¥139	¥92	¥256	¥487

Remeasurement	¥49	¥(28)	¥(24)	¥(3)
Write-offs	—	—	(35)	(35)
Exchange differences on translating foreign operations	4	5	7	16

Balance as of March 31, 2023	¥192	¥69	¥204	¥465

Remeasurement	¥46	¥15	¥16	¥77
Write-offs	—	—	(43)	(43)
Exchange differences on translating foreign operations	17	10	29	56

Balance as of March 31, 2024	¥255	¥94	¥206	¥555

HONDA
MOTOR
CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Wholesale:
Balance as of April 1, 2021	¥1,741	¥62	¥464	¥2,267

Remeasurement	¥(649)	¥(46)	¥(31)	¥(726)
Write-offs	—	—	30	30
Exchange differences on translating foreign operations	84	1	153	238

Balance as of March 31, 2022	¥1,176	¥17	¥616	¥1,809

Remeasurement	¥(263)	¥(8)	¥463	¥192
Write-offs	—	—	33	33
Exchange differences on translating foreign operations	63	1	6	70

Balance as of March 31, 2023	¥976	¥10	¥1,118	¥2,104

Remeasurement	¥377	¥49	¥100	¥526
Write-offs	—	—	6	6
Exchange differences on translating foreign operations	149	3	177	329

Balance as of March 31, 2024	¥1,502	¥62	¥1,401	¥2,965

Total:
Balance as of April 1, 2021	¥25,691	¥6,169	¥5,506	¥37,366

Remeasurement	¥(3,501)	¥(1,069)	¥13,852	¥9,282
Write-offs	—	—	(12,323)	(12,323)
Exchange differences on translating foreign operations	2,914	523	1,301	4,738

Balance as of March 31, 2022	¥25,104	¥5,623	¥8,336	¥39,063

Remeasurement	¥654	¥5,252	¥21,112	¥27,018
Write-offs	—	—	(19,944)	(19,944)
Exchange differences on translating foreign operations	1,877	276	362	2,515

Balance as of March 31, 2023	¥27,635	¥11,151	¥9,866	¥48,652

Remeasurement	¥7,246	¥1,796	¥41,015	¥50,057
Write-offs	—	—	(36,700)	(36,700)
Exchange differences on translating foreign operations	4,015	1,487	1,488	6,990

Balance as of March 31, 2024	¥38,896	¥14,434	¥15,669	¥68,999

For more information on allowance for credit losses, see note 25(c).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets
Other financial assets as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥164,503	¥123,359
Debt securities	85,235	69,751
Guaranty deposits	12,689	13,662
Restricted cash	65,723	118,129
Other	4,167	4,422
Allowance for impairment losses	(2,988)	(2,748)
Financial assets measured at fair value through other comprehensive income:
Debt securities	26,555	30,567
Equity securities	475,138	522,703
Financial assets measured at fair value through profit or loss:
Derivatives	185,968	194,187
Debt securities	101,972	123,693

Total	¥1,118,962	¥1,197,725

Current assets	¥263,892	¥229,583
Non-current assets	855,070	968,142

Total	¥1,118,962	¥1,197,725

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Balance at beginning of year	¥3,358	¥3,212	¥2,988

Remeasurement	¥42	¥232	¥97
Write-offs	(191)	(461)	(345)
Exchange differences on translating foreign operations	3	5	8

Balance at end of year	¥3,212	¥2,988	¥2,748

The allowance for impairment losses on other financial assets for the years ended March 31, 2022, 2023 and 2024 are mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2023 and 2024 are as follo ws:
As of March 31, 2023

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥181,366
GM Cruise Holdings LLC	115,556
Stanley Electric Co., Ltd.	49,051
Mitsubishi UFJ Financial Group, Inc.	12,296
Tokio Marine Holdings, Inc.	8,349
Chubb Limited	7,998
As of March 31, 2024

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥163,986
GM Cruise Holdings LLC	65,802
Renesas Electronics Corporation	47,139
Stanley Electric Co., Ltd.	47,110
Mitsubishi UFJ Financial Group, Inc.	22,580
GS Yuasa Corporation	15,464
(9) Inventories
Inventories as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Finished goods	¥1,154,926	¥1,521,673
Work in process	95,041	93,412
Raw materials	917,217	827,884

Total	¥2,167,184	¥2,442,969

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2022, 2023 and 2024 are ¥11,295 million, ¥8,400 million and ¥12,220 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method
Honda’s equity in affiliates and joint ventures as of March 31, 2023 and 2024 is as follows:

	Yen (millions)
	2023	2024
Investments accounted for using the equity method:
Affiliates	¥499,942	¥715,901
Joint ventures	416,004	491,067

Total	¥915,946	¥1,206,968

Honda’s equity of undistributed earnings:
Affiliates	¥87,284	¥111,787
Joint ventures	259,675	279,915

Total	¥346,959	¥391,702

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
For the year ended March 31, 2023, the
Company recognized impairment losses of ¥68,545 million in total, which are included in share of profit of investments accounted for using the equity method in the consolidated statements of income and mainly included in Automobile business. For the year ended March 31, 2024, the Company did not recognize any significant
impairment losses.
Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen (millions)
	2022	2023	2024
Profit for the year:
Affiliates	¥(17,844)	¥(81,504)	¥26,490
Joint ventures	220,356	198,949	84,327

Total	¥202,512	¥117,445	¥110,817

Other comprehensive income:
Affiliates	¥26,673	¥25,920	¥31,797
Joint ventures	52,560	4,801	30,856

Total	¥79,233	¥30,721	¥62,653

Comprehensive income for the year:
Affiliates	¥8,829	¥(55,584)	¥58,287
Joint ventures	272,916	203,750	115,183

Total	¥281,745	¥148,166	¥173,470

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
Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. as of March 31, 2023 and 2024 is as follows:

	Yen (millions)
	2023	2024
Current assets	¥615,524	¥602,784
Non-current assets	279,691	361,830

Total assets	895,215	964,614

Current liabilities	520,257	552,719
Non-current liabilities	31,680	37,016

Total liabilities	551,937	589,735

Total equity	¥343,278	¥374,879

Honda’s share of total equity (50%)	171,639	187,439
Equity method adjustments	(636)	(612)

Carrying amount of its interest in the joint venture	¥171,003	¥186,827

Cash and cash equivalents included in current assets	¥99,862	¥163,009
Financial liabilities (excluding trade payables and provisions) included in current liabilities	6,803	6,549
Summarized consolidated financial information of Dongfeng Honda Automobile Co., Ltd. for the years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen (millions)
	2022	2023	2024
Sales revenue	¥1,994,534	¥1,777,882	¥1,816,390
Interest income	10,653	8,441	5,653
Depreciation and amortization	25,996	28,052	29,311
Income tax expense	60,868	52,826	8,207
Profit for the year	182,989	157,914	27,985
Other comprehensive income	44,812	3,256	24,398

Comprehensive income for the year	¥227,801	¥161,170	¥52,383

Comprehensive income for the year (50%)	113,901	80,585	26,192
Equity method adjustments	607	67	69

Honda’s share of comprehensive income for the year	¥114,508	¥80,652	¥26,261

Dividend from the joint venture to Honda	¥79,191	¥86,506	¥10,668

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2023 and 2024, and for the years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen (millions)
For the year ended March 31, 2022	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Sales revenue	¥173,696	¥3,120,190	¥7,146	¥3,301,032
Profit for the year	7,233	73,169	996	81,398

	Yen (millions)
As of and for the year ended March 31, 2023	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥64,051	¥1,746,374	¥18,441	¥1,828,866
Non-current assets	25,654	2,050,459	24,110	2,100,223

Total assets	89,705	3,796,833	42,551	3,929,089

Current liabilities	29,887	1,205,478	4,319	1,239,684
Non-current liabilities	3,109	539,040	655	542,804

Total liabilities	32,996	1,744,518	4,974	1,782,488

Total equity	¥56,709	¥2,052,315	¥37,577	¥2,146,601

Sales revenue	¥189,332	¥3,800,943	¥9,187	¥3,999,462
Profit for the year	10,038	(45,204)	1,901	(33,265)

	Yen (millions)
As of and for the year ended March 31, 2024	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥72,203	¥1,988,023	¥22,696	¥2,082,922
Non-current assets	24,867	2,400,612	26,272	2,451,751

Total assets	97,070	4,388,635	48,968	4,534,673

Current liabilities	29,538	1,348,062	5,433	1,383,033
Non-current liabilities	3,542	701,643	685	705,870

Total liabilities	33,080	2,049,705	6,118	2,088,903

Total equity	¥63,990	¥2,338,930	¥42,850	¥2,445,770

Sales revenue	¥178,964	¥4,425,320	¥10,335	¥4,614,619
Profit for the year	12,744	38,348	2,193	53,285

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2023 and 2024, and for the years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen (millions)
For the year ended March 31, 2022	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Sales revenue	¥811,764	¥4,612,394	¥3,940	¥5,428,098
Profit for the year	62,907	375,642	363	438,912

	Yen (millions)
As of and for the year ended March 31, 2023	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥337,603	¥1,579,996	¥3,677	¥1,921,276
Non-current assets	134,567	544,319	989	679,875

Total assets	472,170	2,124,315	4,666	2,601,151

Current liabilities	275,607	1,397,048	1,791	1,674,446
Non-current liabilities	23,272	74,136	2,184	99,592

Total liabilities	298,879	1,471,184	3,975	1,774,038

Total equity	¥173,291	¥653,131	¥691	¥827,113

Sales revenue	¥1,071,031	¥4,360,348	¥6,022	¥5,437,401
Profit for the year	93,766	304,119	1,779	399,664

	Yen (millions)
As of and for the year ended March 31, 2024	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥376,630	¥1,206,741	¥3,852	¥1,587,223
Non-current assets	201,692	682,236	880	884,808

Total assets	578,322	1,888,977	4,732	2,472,031

Current liabilities	320,335	1,026,763	1,875	1,348,973
Non-current liabilities	72,977	72,063	2,441	147,481

Total liabilities	393,312	1,098,826	4,316	1,496,454

Total equity	¥185,010	¥790,151	¥416	¥975,577

Sales revenue	¥1,103,578	¥4,003,276	¥4,183	¥5,111,037
Profit for the year	100,242	67,056	1,674	168,972
The amounts of a joint venture that i
s m
aterial to the Company are included in above.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financia
l S
tatements—(Continued)

(11) Equipment on Operating Leases
Equipment on operating leases are mainly vehicles.
The changes in cost, accumulated depreciat
io
n and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March
31
,
2023
and
2024
are as follows:
(Cost)

Yen (millions)
Balance as of April 1, 2022	¥6,667,137

Additions	¥1,543,448
Sales or disposal	(2,357,684)
Exchange differences on translating foreign operations	414,052
Other	—

Balance as of March 31, 2023	¥6,266,953

Additions	¥2,448,469
Sales or disposal	(2,662,279)
Exchange differences on translating foreign operations	625,564
Other	—

Balance as of March 31, 2024	¥6,678,707

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2022	¥(1,508,008)

Depreciation	¥(904,778)
Sales or disposal	955,122
Exchange differences on translating foreign operations	(77,740)
Other	(5,257)

Balance as of March 31, 2023	¥(1,540,661)

Depreciation	¥(829,868)
Sales or disposal	1,043,821
Exchange differences on translating foreign operations	(134,587)
Other	(14,644)

Balance as of March 31, 2024	¥(1,475,939)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2023	¥4,726,292
Balance as of March 31, 2024	5,202,768

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Future lease payments)
Future lease payments expected to be received under the operating leases by maturity as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Within 1 year	¥737,110	¥810,011
Between 1 and 2 years	458,830	614,883
Between 2 and 3 years	220,722	314,854
Between 3 and 4 years	78,727	108,572
Between 4 and 5 years	25,641	31,106
Later than 5 years	10,148	10,427

Total	¥1,531,178	¥1,889,853

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.
(Lease income)
Operating leases income for the years ended March 31, 2023 and 2024 are ¥1,152,964 million and ¥1,141,819 million, respectively.
(12) Property, Plant and Equipment
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2023 and 2024 are as follows:
(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2022	¥645,472	¥2,698,266	¥6,147,929	¥237,574	¥9,729,241

Additions	10,366	35,335	87,630	444,732	578,063
Reclassification	4,198	47,021	476,942	(528,161)	—
Sales or disposal	(9,980)	(80,024)	(297,580)	—	(387,584)
Deconsolidation	(3,580)	(19,932)	(82,733)	(3,384)	(109,629)
Exchange differences on translating foreign operations	7,167	84,744	285,024	16,047	392,982
Other	275	(6,556)	(1,572)	(2,029)	(9,882)

Balance as of March 31, 2023	¥653,918	¥2,758,854	¥6,615,640	¥164,779	¥10,193,191

Additions	8,328	35,397	113,006	325,741	482,472
Reclassification	8,129	74,106	199,180	(281,415)	—
Sales or disposal	(4,078)	(39,594)	(285,196)	—	(328,868)
Deconsolidation	(7,346)	(36,633)	(109,783)	(4,149)	(157,911)
Exchange differences on translating foreign operations	15,409	165,930	609,316	17,450	808,105
Other	202	(3,662)	13,886	(2,527)	7,899

Balance as of March 31, 2024	¥674,562	¥2,954,398	¥7,156,049	¥219,879	¥11,004,888

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2022	¥(22,919)	¥(1,633,202)	¥(4,992,710)	¥(1,003)	¥(6,649,834)

Depreciation	(6,025)	(96,136)	(410,340)	—	(512,501)
Sales or disposal	6,090	72,290	274,535	—	352,915
Deconsolidation	2,580	18,743	80,882	3,384	105,589
Exchange differences on translating foreign operations	(87)	(48,748)	(245,648)	126	(294,357)
Other	(2,863)	(7,768)	(12,857)	(3,406)	(26,894)

Balance as of March 31, 2023	¥(23,224)	¥(1,694,821)	¥(5,306,138)	¥(899)	¥(7,025,082)

Depreciation	(6,086)	(107,219)	(450,649)	—	(563,954)
Sales or disposal	3,002	31,498	260,947	—	295,447
Deconsolidation	1,425	24,264	89,502	331	115,522
Exchange differences on translating foreign operations	(334)	(98,578)	(494,162)	1	(593,073)
Other	(225)	(594)	1,318	166	665

Balance as of March 31, 2024	¥(25,442)	¥(1,845,450)	¥(5,899,182)	¥(401)	¥(7,770,475)

(Carrying amount)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2023	¥630,694	¥1,064,033	¥1,309,502	¥163,880	¥3,168,109
Balance as of March 31, 2024	649,120	1,108,948	1,256,867	219,478	3,234,413
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the
right-of-use
assets for the years ended March 31, 2023 and 2024 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total
Balance as of April 1, 2022	¥81,637	¥130,181	¥95,882	¥307,700

Additions	10,386	30,294	43,474	84,154
Depreciation	(6,025)	(15,887)	(51,193)	(73,105)
Other	370	(8,529)	(2,245)	(10,404)

Balance as of March 31, 2023	¥86,368	¥136,059	¥85,918	¥308,345

Additions	7,887	28,103	58,496	94,486
Depreciation	(6,086)	(18,433)	(53,389)	(77,908)
Other	3,017	(8,131)	3,202	(1,912)

Balance as of March 31, 2024	¥91,186	¥137,598	¥94,227	¥323,011

(13) Intangible Assets
The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2023 and 2024 are as follows:
(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2022	¥1,156,290	¥462,251	¥64,892	¥1,683,433

Additions	¥—	¥12,163	¥35,103	¥47,266
Internally developed	120,811	28,088	—	148,899
Sales or disposal	(267,115)	(5,107)	(9,741)	(281,963)
Exchange differences on translating foreign operations	4,280	15,870	3,503	23,653
Other	—	4,285	(336)	3,949

Balance as of March 31, 2023	¥1,014,266	¥517,550	¥93,421	¥1,625,237

Additions	¥—	¥13,144	¥41,165	¥54,309
Internally developed	207,519	42,896	—	250,415
Sales or disposal	(128,194)	(16,228)	(14,826)	(159,248)
Exchange differences on translating foreign operations	12,224	36,984	14,517	63,725
Other	(4,254)	3,636	(3,648)	(4,266)

Balance as of March 31, 2024	¥1,101,561	¥597,982	¥130,629	¥1,830,172

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2022	¥(462,641)	¥(359,469)	¥(11,816)	¥(833,926)

Amortization	¥(149,659)	¥(29,058)	¥(880)	¥(179,597)
Sales or disposal	267,115	4,693	938	272,746
Exchange differences on translating foreign operations	(719)	(12,893)	(758)	(14,370)
Other	—	(1,036)	1,846	810

Balance as of March 31, 2023	¥(345,904)	¥(397,763)	¥(10,670)	¥(754,337)

Amortization	¥(154,780)	¥(30,029)	¥(855)	¥(185,664)
Sales or disposal	128,194	15,315	219	143,728
Exchange differences on translating foreign operations	(1,935)	(29,418)	(1,656)	(33,009)
Other	2,055	(3,997)	741	(1,201)

Balance as of March 31, 2024	¥(372,370)	¥(445,892)	¥(12,221)	¥(830,483)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2023	¥668,362	¥119,787	¥82,751	¥870,900
Balance as of March 31, 2024	729,191	152,090	118,408	999,689
Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.
For commitments for purchases of intangible assets, see note 28.
(14) Trade Payables
Trade payables are classified as financial liabilities measured at amortized cost.
Trade payables as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Trade accounts and notes payable	¥1,181,893	¥1,310,944
Other	244,440	298,892

Total	¥1,426,333	¥1,609,836

HONDA MOTOR
C
O., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(15) Financing Liabilities
Financing liabilities are classified as financial liabilities measured at amortized cost.
Financing liabilities presented in current liabilities as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Current:
Commercial paper	¥965,468	¥959,620
Loans	358,874	387,093
Medium-term notes	—	90,835
Asset-backed securities	41,433	79,299

Subtotal	¥1,365,775	¥1,516,847

Reclassification from non-current liabilities (Current portion)	¥1,925,420	¥2,588,743

Total	¥3,291,195	¥4,105,590

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current
liabilities) as of March 31, 2023 and 2024 are as follows:

	2023	2024
Weighted average interest rate	4.29%	4.94%
Financing liabilities presented in
non-current
liabilities as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Non-current:
Loans	¥958,836	¥1,050,890
Medium-term notes	3,359,462	5,129,411
Corporate bonds	1,001,187	1,038,311
Asset-backed securities	979,908	1,428,098

Subtotal	¥6,299,393	¥8,646,710

Reclassification to current liabilities (Current portion)	¥(1,925,420)	¥(2,588,743)

Total	¥4,373,973	¥6,057,967

The interest rate range and payment due date for financing liabilities presented in non-current
liabilities (including reclassification to current liabilities) as of March 31, 2023 and 2024 are as follows:

	2023	2024
Loans	Interest rate: 0.14% - 12.90% Due: 2023 - 2046	Interest rate: 0.14% - 13.06% Due: 2024 - 2046
Medium-term notes	Interest rate: 0.30% - 5.88% Due: 2023 - 2031	Interest rate: 0.30% - 6.40% Due: 2024 - 2034
Corporate bonds	Interest rate: 0.01% - 2.97% Due: 2023 - 2032	Interest rate: 0.03% - 2.97% Due: 2024 - 2032
Asset-backed securities	Interest rate: 0.11% - 5.50% Due: 2023 - 2028	Interest rate: 0.11% - 5.94% Due: 2024 - 2028

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Pledged assets)
Pledged assets for financing liabilities as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Trade receivables	¥20,811	¥34,137
Receivables from financial services	944,414	1,520,521
Inventories	—	4,117
Equipment on operating leases	133,936	86,455
Property, plant and equipment	2,293	2,491

Total	¥1,101,454	¥1,647,721

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
(Reconciliation of liabilities arising from financing activities)
The changes in liabilities arising from financing activities for the years ended March 31, 2022, 2023 and 2024 are as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2023

	Yen (millions)
	Balance as of April 1, 2022	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2023
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥906,543	¥442,534	¥—	¥—	¥27,055	¥—	¥(10,357)	¥1,365,775
Long-term financing liabilities	7,196,013	(1,356,965)	—	—	459,754	—	591	6,299,393
Lease liabilities	318,758	(78,297)	—	79,202	3,675	—	(7,380)	315,958
Derivative financial liabilities (assets) *	38,636	(54,158)	(8,641)	—	3,718	85,721	—	65,276

Total	¥8,459,950	¥(1,046,886)	¥(8,641)	¥79,202	¥494,202	¥85,721	¥(17,146)	¥8,046,402

For the year ended March 31, 2024

	Yen (millions)
	Balance as of April 1, 2023	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2024
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,365,775	¥(24,382)	¥—	¥—	¥177,888	¥—	¥(2,434)	¥1,516,847
Long-term financing liabilities	6,299,393	1,593,898	—	—	751,082	—	2,337	8,646,710
Lease liabilities	315,958	(80,513)	—	92,612	9,509	—	(5,160)	332,406
Derivative financial liabilities (assets) *	65,276	4,983	(36,665)	—	11,112	(32,957)	—	11,749

Total	¥8,046,402	¥1,493,986	¥(36,665)	¥92,612	¥949,591	¥(32,957)	¥(5,257)	¥10,507,712

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(16) Other Financial Liabilities
Other financial liabilities as of March 31, 2023 and 2024 consist of the following:

	Yen (millions)
	2023	2024
Financial liabilities measured at amortized cost	¥53,920	¥88,779
Financial liabilities measured at fair value through profit or loss:
Derivatives	242,968	236,592
Lease liabilities	315,958	332,406

Total	¥612,846	¥657,777

Current liabilities	¥324,110	¥340,858
Non-current liabilities	288,736	316,919

Total	¥612,846	¥657,777

(17) Provisions
The components of and changes in provisions for the year ended March 31, 2024 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2023	¥535,099	¥97,771	¥632,870

Provision	¥536,590	¥56,590	¥593,180
Write-offs	(221,054)	(24,022)	(245,076)
Reversal	(88,266)	(5,981)	(94,247)
Exchange differences on translating foreign operations	52,821	12,175	64,996

Balance as of March 31, 2024	¥815,190	¥136,533	¥951,723

Current liabilities and
non-current
liabilities of provisions as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Current liabilities	¥362,701	¥566,722
Non-current liabilities	270,169	385,001

Total	¥632,870	¥951,723

Explanatory note:

*
Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers. A portion of the product warranties is expected to be reimbursed by agreement with suppliers. The amount of expected reimbursement is ¥167,920 million as of March 31, 2024.

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,262,245	¥1,087,526	¥1,160,727	¥925,961

Current service cost	30,632	22,555	27,397	17,702
Past service cost	—	—	—	(271)
Interest cost	9,732	40,151	13,944	47,108
Plan participants’ contributions	—	4,165	—	4,447
Remeasurements:
Changes in demographic assumptions	(3,387)	(317)	(4,249)	(724)
Changes in financial assumptions	(71,936)	(220,863)	(44,232)	(14,686)
Other	12,291	38,427	(91)	(1,446)
Benefits paid	(63,085)	(116,150)	(59,464)	(66,563)
Deconsolidation	(15,765)	—	(12,640)	—
Exchange differences on translating foreign operations	—	70,467	—	125,595

Balance at end of year	¥1,160,727	¥925,961	¥1,081,392	¥1,037,123

Fair value of plan assets:
Balance at beginning of year	¥1,355,276	¥1,013,050	¥1,236,755	¥879,975

Interest income	10,589	37,211	15,030	45,291
Actual return on plan assets, excluding interest income	(76,690)	(137,659)	43,828	(6,964)
Employer contributions	20,409	21,178	20,108	16,819
Plan participants’ contributions	—	4,165	—	4,447
Benefits paid	(58,544)	(116,150)	(54,727)	(66,563)
Deconsolidation	(14,285)	—	(13,935)	—
Exchange differences on translating foreign operations	—	58,180	—	120,396

Balance at end of year	¥1,236,755	¥879,975	¥1,247,059	¥993,401

Effects of asset ceiling	—	62,516	123,505	86,321

Net defined benefit liabilities (assets)	¥(76,028)	¥108,502	¥(42,162)	¥130,043

Retirement benefit assets included in net defined benefit liabilities (assets) as of March 31, 2023 and 2024 are ¥180,700 million and ¥148,296 million, respectively, which are presented in other non-current
assets in the consolidated statements of financial position.

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
The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2023 and 2024 is as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2024

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥14,251	¥—	¥14,251	¥8,946	¥—	¥8,946
Equity securities:
Japan	25,610	—	25,610	403	—	403
United States	211,349	—	211,349	12,308	—	12,308
Other	176,452	127	176,579	6,764	—	6,764
Debt securities:
Japan	53,981	1,042	55,023	—	414	414
United States	149,531	16,055	165,586	—	161,319	161,319
Other	141,011	114,569	255,580	—	12,650	12,650
Group annuity insurance:
General accounts	—	39,329	39,329	—	—	—
Separate accounts	—	29,350	29,350	—	—	—
Pooled funds:
Real estate funds	—	204	204	—	78,832	78,832
Private equity funds	—	—	—	—	171,660	171,660
Hedge funds	—	134,096	134,096	—	31,495	31,495
Commingled and other mutual funds	1,289	152,466	153,755	—	464,649	464,649
Other	19	(13,672)	(13,653)	424	43,537	43,961

Total	¥773,493	¥473,566	¥1,247,059	¥28,845	¥964,556	¥993,401

3) Actuarial assumptions
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2023 and 2024 are as follows:

	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	1.2%	4.8 - 5.1%	1.6%	4.9 - 5.2%
Rate of salary increase	1.6%	2.0 - 4.4%	1.6%	2.0 - 7.5%
4) Sensitivity analysis
The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2023 and 2024 are as follows:

Yen (millions)
	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥80,821 increase	¥57,236 increase	¥70,025 increase	¥67,928 increase
0.5% increase	¥72,450 decrease	¥50,643 decrease	¥63,047 decrease	¥59,881 decrease

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2023 and 2024, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.
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
The Company and certain of its consolidated subsidiaries expect to contribute ¥19,970 million to its Japanese pension plans and ¥18,282 million to its foreign pension plans in the year ending March 31, 2025.
The weighted average duration of defined benefit obligations as of March 31, 2023 and 2024 are as follows:

	2023		2024
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	13 years	11 years	12 years	11 years
(b) Personnel Expenses
Personnel expenses included in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Personnel expenses	¥1,502,364	¥1,635,515	¥1,807,731
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
Financing liabilities and equity of Honda as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Financing liabilities	¥7,665,168	¥10,163,557
Equity	11,502,291	13,005,872

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Common Stock
The Company’s total number of shares authorized and issued for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Shares
	2022	2023	2024
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	1,811,428,430
Changes during the year*	—	—	3,468,571,570
Balance at end of year	1,811,428,430	1,811,428,430	5,280,000,000

Explanatory notes:

*1	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023.
*2	As of February 29, 2024, the Company cancelled 154,285,290 shares of its treasury stock based on the resolution of the Board of Directors Meeting on February 8, 2024.
All of the issued shares as of March 31, 2022, 2023 and 2024 have been paid in full.
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
(d) Treasury Stock
The total number of the Company’s treasury stock held by Honda as of March 31, 2022, 2023 and 2024 is as follows:

	Shares
	2022	2023	2024
Common shares	100,828,074	147,087,841	451,092,624
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(e) Other Components of Equity
The changes in other components of equity for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2021	¥—	¥88,570	¥108,140	¥196,710

Adjustment during the year	¥117,489	¥58,863	¥736,578	¥912,930
Reclassification to retained earnings	(117,489)	(1,713)	—	(119,202)

Balance as of March 31, 2022	¥—	¥145,720	¥844,718	¥990,438

Adjustment during the year	¥3,304	¥(19,030)	¥445,739	¥430,013
Reclassification to retained earnings	(3,304)	250	—	(3,054)

Balance as of March 31, 2023	¥—	¥126,940	¥1,290,457	¥1,417,397

Adjustment during the year	¥(18,194)	¥(17,924)	¥913,456	¥877,338
Reclassification to retained earnings	18,194	(479)	—	17,715

Balance as of March 31, 2024	¥—	¥108,537	¥2,203,913	¥2,312,450

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income
Each component of other comprehensive income and related tax effect including non-controlling
interests for the years ended March 31, 2022, 2023 and 2024 are as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2024

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥(30,696)	¥11,765	¥(18,931)

Net changes	(30,696)	11,765	(18,931)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(27,034)	1,565	(25,469)

Net changes	(27,034)	1,565	(25,469)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	8,976	(676)	8,300

Net changes	8,976	(676)	8,300

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	149	(83)	66
Reclassification to profit or loss	(78)	68	(10)

Net changes	71	(15)	56

Exchange differences on translating foreign operations:
Amount incurred during the year	880,235	(2,727)	877,508
Reclassification to profit or loss	(5,185)	2,727	(2,458)

Net changes	875,050	—	875,050

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	57,139	(2,850)	54,289
Reclassification to profit or loss	64	—	64

Net changes	57,203	(2,850)	54,353

Total other comprehensive income	¥883,570	¥9,789	¥893,359

The components of other comprehensive income included in
non-controlling
interests for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥565	¥341	¥186
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(136)	88	6
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	21,593	7,650	18,893

Total	¥22,022	¥8,079	¥19,085

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
The amounts recognized as dividends of retained earnings for the years ended March 31, 2022, 2023 and 2024 are as follows:
1) Dividend payout
For the year ended March 31, 2022

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

Resolution	The Board of Directors Meeting on November 5, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	95,130
Dividend per share (yen)	55.00
Record date	September 30, 2021
Effective date	December 1, 2021
For the year ended March 31, 2023

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

Resolution	The Board of Directors Meeting on November 9, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	102,219
Dividend per share (yen)	60.00
Record date	September 30, 2022
Effective date	December 5, 2022

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2024

Resolution	The Board of Directors Meeting on May 11, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	99,915
Dividend per share (yen)	60.00
Record date	March 31, 2023
Effective date	June 6, 2023

Resolution	The Board of Directors Meeting on November 9, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	141,949
Dividend per share (yen)	87.00
Record date	September 30, 2023
Effective date	December 5, 2023
2) Dividends payable of which record date was in the year ended March 31, 2024, effective after the period

Resolution	The Board of Directors Meeting on May 10, 2024
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	188,418
Dividend per share (yen)	39.00
Record date	March 31, 2024
Effective date	June 4, 2024

Explanatory note:

*
As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Dividend per share based on the resolution of the Board of Directors Meeting on May 10, 2024 is an amount after the stock split.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(20) Sales Revenue
(a) Disaggregation of revenue
As stated in Note 4, Honda discloses segment information in four categories.
The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with each segment for the years ended March 31, 2022, 2023 and 2024 are as follows:
For the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥105,022	¥1,337,860	¥146,185	¥79,182	¥1,668,249
North America	230,766	4,877,900	1,289,076	152,096	6,549,838
Europe	202,254	319,340	—	79,393	600,987
Asia	1,307,915	2,314,425	37	63,861	3,686,238
Other Regions	337,219	280,702	—	24,305	642,226

Total	¥2,183,176	¥9,130,227	¥1,435,298	¥398,837	¥13,147,538

Revenue arising from the other sources*	2,077	17,271	1,385,369	441	1,405,158

Total	¥2,185,253	¥9,147,498	¥2,820,667	¥399,278	¥14,552,696

For the year ended March 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥109,393	¥1,375,593	¥158,653	¥89,627	¥1,733,266
North America	306,725	5,985,958	1,341,863	182,126	7,816,672
Europe	250,088	332,928	—	94,328	677,344
Asia	1,739,330	2,523,613	29	55,354	4,318,326
Other Regions	502,917	360,299	—	29,464	892,680

Total	¥2,908,453	¥10,578,391	¥1,500,545	¥450,899	¥15,438,288

Revenue arising from the other sources*	530	15,128	1,453,553	226	1,469,437

Total	¥2,908,983	¥10,593,519	¥2,954,098	¥451,125	¥16,907,725

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥113,746	¥1,586,358	¥172,072	¥87,072	¥1,959,248
North America	335,545	8,503,602	1,487,948	138,760	10,465,855
Europe	351,850	506,731	—	84,459	943,040
Asia	1,792,327	2,446,250	5	55,898	4,294,480
Other Regions	625,585	498,506	—	26,001	1,150,092

Total	¥3,219,053	¥13,541,447	¥1,660,025	¥392,190	¥18,812,715

Revenue arising from the other sources*	1,115	26,118	1,588,783	71	1,616,087

Total	¥3,220,168	¥13,567,565	¥3,248,808	¥392,261	¥20,428,802

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.
(b) Contract balances
The receivables from contracts with customers and contract liabilities for the years ended March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Receivables from contracts with customers:
Trade receivables	¥893,559	¥982,118
Contract liabilities:
Other current liabilities	292,552	401,855
Other noncurrent liabilities	240,556	306,170
The amounts of revenue recognized for the years ended March 31, 2022, 2023 and 2024 that were included in the contract liability balances at the beginning of the year are ¥199,902 million, ¥219,873 million and ¥273,224 million, respectively. The amounts of revenue recognized for the years ended March 31, 2022, 2023 and 2024 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Transaction price allocated to the remaining performance obligation
The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Within 1 year	¥150,507	¥230,865
Between 1 and 5 years	280,981	355,882
Later than 5 years	14,892	22,198

Total	¥446,380	¥608,945

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.
(d) Assets recognized from the costs to obtain or fulfill a contract with a customer
The assets recognized from the costs to obtain a contract with a customer as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Assets recognized from the costs to obtain a contract with a customer	¥148,074	¥186,074
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
The amounts of amortization of the assets for the years ended March 31, 2022, 2023 and 2024 are ¥39,682 million, ¥52,193 million and ¥60,391 million, respectively.
(21) Research and Development
Research and development costs for the years ended March 31, 2022, 2023 and 2024 consist of the following:

	Yen (millions)
	2022	2023	2024
Research and development expenditures incurred during the reporting period	¥804,025	¥852,067	¥976,366
Amount capitalized	(159,174)	(120,811)	(207,519)
Amortization and impairment losses of capitalized development costs	142,205	149,659	154,780

Total	¥787,056	¥880,915	¥923,627

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(22) Finance Income and Finance Costs
Finance income and finance costs for the years ended March 31, 2022, 2023 and 2024 consist of the following:

	Yen (millions)
	2022	2023	2024
Interest income:
Financial assets measured at amortized cost	¥22,847	¥69,217	¥169,287
Financial assets measured at fair value through other comprehensive income	185	497	798
Financial assets measured at fair value through profit or loss	2,595	3,357	3,610

Total	25,627	73,071	173,695

Interest expense:
Financial liabilities measured at amortized cost	(15,706)	(34,065)	(42,609)
Other	(1,161)	(2,047)	(17,022)

Total	(16,867)	(36,112)	(59,631)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	4,777	6,150	8,804
Financial assets measured at fair value through profit or loss	—	—	—
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(77,789)	(92,144)	(202)
Gains (losses) on foreign exchange	68,033	47,705	67,414
Other	(7,335)	(17,319)	(40,490)

Total	(12,314)	(55,608)	35,526

Total	¥(3,554)	¥(18,649)	¥149,590

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes
(a) Income Tax Expense
Profit before income taxes and income tax expense for the years ended March 31, 2022, 2023 and 2024 consist of the following:

	Yen (millions)
	2022			2023			2024
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥(42,213)	¥1,112,403	¥1,070,190	¥(40,638)	¥920,203	¥879,565	¥148,651	¥1,493,733	¥1,642,384

Income tax expense (benefit):
Current taxes	9,539	277,894	287,433	12,699	353,611	366,310	19,081	606,077	625,158
Deferred taxes	(4,081)	26,137	22,056	(92,631)	(111,423)	(204,054)	34,265	(199,629)	(165,364)

Total	¥5,458	¥304,031	¥309,489	¥(79,932)	¥242,188	¥162,256	¥53,346	¥406,448	¥459,794

The benefits of deferred taxes in Japan for the year ended March 31, 2023, include tax benefits of ¥
96,195
 million resulting from the recognition of deferred tax assets previously unrecognized on tax losses, tax credits and deductible temporary differences since we consider it probable that future taxable profit would be available in the consolidated group under the Japanese Group Relief System, which consists of the Company and its certain consolidated subsidiaries in Japan.
The statutory income tax rate in Japan
i
s approximately 30.2% for each of the years in the three-year period ended March 31, 2024. The foreign subsidiaries are subject to taxes based on income at rates ranging from 16.0% to 34.0%.
The Japanese statutory income tax rate for the years ended March 31, 2022, 2023 and 2024 differs from the average effective tax rate for the following reasons:

	2022	2023	2024
Statutory income tax rate	30.2%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(4.5)	(6.3)	(5.4)
Effects of investments accounted for using the equity method	(5.7)	(4.0)	(2.0)
Effects of undistributed earnings and withholding taxes on royalty	7.1	11.3	6.1
Changes in unrecognized deferred tax assets	1.4	(10.3)	0.1
Effects of income and expense not taxable and deductible for tax purpose	0.0	0.1	0.0
Effects of tax credit	(0.9)	(2.9)	(2.6)
Other adjustments relating to prior years	(0.1)	(0.5)	(0.1)
Adjustments for the uncertain tax treatments on income taxes	0.9	0.6	0.1
Adjustments for the changes in income tax laws	0.1	(0.6)	0.2
Other	0.4	0.8	1.4

Average effective tax rate	28.9%	18.4%	28.0%

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities
The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Deferred tax assets:
Inventories	¥51,604	¥60,476
Accrued expenses	56,926	75,627
Provisions	133,007	170,286
Property, plant and equipment	27,854	40,470
Intangible assets	47,995	75,630
Retirement benefit liabilities	64,275	59,951
Lease liabilities*	70,522	72,720
Carryforward of unused tax losses	108,106	95,400
Carryforward of unused tax credit	14,930	11,387
Other*	106,043	105,431

Total	¥681,262	¥767,378

Deferred tax liabilities:
Property, plant and equipment*	¥173,881	¥154,256
Intangible assets	182,258	195,662
Other financial assets	59,275	55,074
Operating leases	772,991	776,937
Undistributed earnings	60,914	71,577
Retirement benefit assets	56,932	37,780
Receivables from financial services	68,005	63,070
Other	78,514	97,233

Total	¥1,452,770	¥1,451,589

Net deferred tax assets (liabilities)	¥(771,508)	¥(684,211)

Explanatory note:

*
Honda has adopted “Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)” with a date of initial application of April 1, 2023 and the comparative information has been retrospectively adjusted.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Inventories	¥(9,865)	¥(7,407)	¥(8,335)
Provisions	(3,491)	(27,854)	(26,423)
Property, plant and equipment* 1	(5,960)	19,079	(41,544)
Retirement benefit liabilities (assets)	(4,991)	(4,149)	(1,840)
Operating leases	(35,308)	(153,429)	(93,321)
Undistributed earnings	4,198	(1,005)	8,355
Carryforward of unused tax losses	(1,608)	(42,172)	17,652
Carryforward of unused tax credit	16,102	9,504	4,238
Other* 1 * 2	62,979	3,379	(24,146)

Total	¥22,056	¥(204,054)	¥(165,364)

Explanatory notes:

*1
Honda has adopted “Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)” with a date of initial application of April 1, 2023 and the comparative information has been retrospectively adjusted.

*2	The income tax expense recognized due to the decrease of deferred tax assets arising from accrued expenses included in other as of March 31, 2022 is ¥27,321 million.
Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2023 and 2024. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥19,414 million and ¥629 million as of March 31, 2023 and 2024, respectively.
Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Deductible temporary differences	¥391,536	¥446,655
Carryforward of unused tax losses	532,191	439,849
Carryforward of unused tax credit	35,629	65,643

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Within 1 year	¥13,331	¥4,088
Between 1 and 5 years	82,173	95,320
Between 5 and 20 years	107,052	55,480
Indefinite periods	329,635	284,961

Total	¥532,191	¥439,849

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Within 1 year	¥5	¥38
Between 1 and 5 years	35,611	65,574
Between 5 and 20 years	13	31
Indefinite periods	—	—

Total	¥35,629	¥65,643

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2023 and 2024 are ¥6,956,545 million and ¥8,112,152 million, respectively.
(c) Global minimum taxation
The Pillar Two model rules released by the Organisation for Economic Co-operation and Development (OECD) have been enacted, or substantively enacted, in certain jurisdictions in which Honda operates. In Japan, the Act for Partial Amendment to the Income Tax Act, etc. (Act No. 3 of 2023) to implement the global minimum tax rule has been enacted. The Company and its certain domestic subsidiaries will be additionally taxed on the income of their foreign subsidiaries and joint ventures that are taxed below
15
% in the tax jurisdictions where these subsidiaries and joint ventures are located. Since the enacted global minimum tax rule in Japan is effective from the fiscal years beginning on or after April 1, 2024, there is no current tax impact for the year ended March 31, 2024. If the global minimum tax rule had applied for the year ended March 31, 2024, the impact of it on the Company’s consolidated financial statements would have reasonably been estimated to be immaterial.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(24) Earnings Per Shar
e
Earnings per share attributable to owners of the parent for the years ended March 31, 2022, 2023 and 2024 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2022, 2023 and 2024.

	2022	2023	2024
Profit for the year attributable to owners of the parent (millions of yen)	¥707,067	¥651,416	¥1,107,174
Weighted average number of common shares outstanding, basic (shares)	5,159,885,505	5,088,921,345	4,901,560,332
Basic earnings per share attributable to owners of the parent (yen)	¥137.03	¥128.01	¥225.88

Explanatory note:

*
As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2022.

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
(Foreign currency exchange rate risk sensitivity analysis)
Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2023 and 2024 is as follows.
The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2023	2024
Impact on profit before income taxes	¥(2,696)	¥(4,138)
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
(Interest rate risk sensitivity analysis)
Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2023 and 2024 is as follows.
The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2023	2024
Impact on profit before income taxes	¥(2,092)	¥(24,322)
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2024, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Credit risk exposure
The analysis of the age of receivables from financial services that are past due as of March 31, 2023 and 2024 is as follows:

	Yen (millions)
As of March 31, 2023	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥223,674	¥55,675	¥13,185	¥9,481	¥302,015
Finance lease	545	118	5	300	968
Dealer finance receivables:
Wholesale	8,929	9	11	18	8,967

Total	¥233,148	¥55,802	¥13,201	¥9,799	¥311,950

	Yen (millions)
As of March 31, 2024	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥328,741	¥74,948	¥19,722	¥17,246	¥440,657
Finance lease	1,499	258	16	481	2,254
Dealer finance receivables:
Wholesale	10,457	51	16	44	10,568

Total	¥340,697	¥75,257	¥19,754	¥17,771	¥453,479

The balances of retail receivables included in consumer finance receivables as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2023		Not credit- impaired (Stage 2)	Credit- impaired (Stage 3)
Consumer finance receivables:
Retail*	¥4,985,289	¥356,005	¥21,966	¥5,363,260

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2024		Not credit- impaired (Stage 2)	Credit- impaired (Stage 3)
Consumer finance receivables:
Retail*	¥6,919,715	¥374,582	¥36,162	¥7,330,459

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
The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2023		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥297,885	¥706	¥4,612	¥303,203
Group B	116,156	1,684	123	117,963

Total	¥414,041	¥2,390	¥4,735	¥421,166

Loan commitments:
Group A	¥103,858	¥—	¥—	¥103,858
Group B	15,364	—	—	15,364

Total	¥119,222	¥—	¥—	¥119,222

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2023 is ¥
5,988
 million.

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2024		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥527,138	¥3,403	¥6,010	¥536,551
Group B	166,726	3,559	199	170,484

Total	¥693,864	¥6,962	¥6,209	¥707,035

Loan commitments:
Group A	¥82,802	¥—	¥—	¥82,802
Group B	9,571	—	—	9,571

Total	¥92,373	¥—	¥—	¥92,373

The undiscounted maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2024 is ¥5,034 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

2) Collateral held as security
The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2023 and 2024 are approximately 80% and 80%, respectively, and those for dealer finance receivables are approximately 100% and 100% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.
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

The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Commercial paper	¥729,096	¥900,657
Medium-term notes	3,832,311	1,857,974

Total	¥4,561,407	¥2,758,631

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Commercial paper programs	¥1,306,781	¥1,461,590
Other	65,299	63,759

Total	¥1,372,080	¥1,525,349

Borrowings under those committed lines of credit generally are available at the prime interest rate.
Maturity analysis of financial liabilities
1)
Non-derivative
financial liabilities
Non-derivative
financial liabilities by maturity as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
As of March 31, 2023	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,426,333	¥1,426,333	¥—	¥—	¥1,426,333
Financing liabilities	7,665,168	3,410,145	4,074,986	511,254	7,996,385
Accrued expenses	419,570	419,570	—	—	419,570
Other financial liabilities	369,878	87,685	100,800	207,949	396,434

Total	¥9,880,949	¥5,343,733	¥4,175,786	¥719,203	¥10,238,722

	Yen (millions)
As of March 31, 2024	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,609,836	¥1,609,836	¥—	¥—	¥1,609,836
Financing liabilities	10,163,557	4,379,834	5,875,709	686,075	10,941,618
Accrued expenses	638,319	638,319	—	—	638,319
Other financial liabilities	421,185	117,190	117,172	221,844	456,206

Total	¥12,832,897	¥6,745,179	¥5,992,881	¥907,919	¥13,645,979

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
As of March 31, 2023	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥315,958	¥69,297	¥87,428	¥185,790	¥342,515

	Yen (millions)
As of March 31, 2024	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥332,406	¥79,012	¥101,205	¥187,211	¥367,428

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

2) Derivative financial liabilities
Derivative financial liabilities by maturity as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
As of March 31, 2023	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥109,112	¥137,056	¥22,787	¥268,955

	Yen (millions)
As of March 31, 2024	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥121,922	¥154,387	¥3,863	¥280,172
(26) Fair Value
(a) Definition of Fair Value Hierarchy
Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities
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
The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately
95
% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.
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
(c) Assets and Liabilities Measured at Fair Value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and 2024 consist of the following:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2024	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥80,347	¥—	¥80,347
Interest rate instruments	—	108,034	—	108,034
Other	—	—	5,806	5,806

Total	—	188,381	5,806	194,187

Debt securities	55,265	63,886	4,542	123,693
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	30,567	—	30,567
Equity securities	407,489	—	115,214	522,703

Total	¥462,754	¥282,834	¥125,562	¥871,150

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥100,708	¥—	¥100,708
Interest rate instruments	—	133,381	—	133,381
Other	—	2,503	—	2,503

Total	—	236,592	—	236,592

Total	¥—	¥236,592	¥—	¥236,592

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2024.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2023 and 2024 are as follows:

	Yen (millions)
For the year ended March 31, 2023	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2022	¥4,648	¥4,773	¥133,038

Total gains or losses:
Profit or loss	678	(136)	—
Other comprehensive income	—	—	9,156
Purchases	—	—	10,029
Sales	—	—	(1,144)
Transfer to level 1 due to listing	—	—	(1,551)
Exchange differences on translating foreign operations	374	437	292

Balance as of March 31, 2023	¥5,700	¥5,074	¥149,820

Unrealized gains or losses included in profit or loss on assets held at March 31, 2023	¥678	¥(136)	¥—

	Yen (millions)
For the year ended March 31, 2024	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2023	¥5,700	¥5,074	¥149,820

Total gains or losses:
Profit or loss	(723)	145	—
Other comprehensive income	—	(4,625)	(47,742)
Purchases	—	4,625	7,535
Sales	—	(1,156)	(160)
Exchange differences on translating foreign operations	829	479	1,408
Other	—	—	4,353

Balance as of March 31, 2024	¥5,806	¥4,542	¥115,214

Unrealized gains or losses included in profit or loss on assets held at March 31, 2024	¥(723)	¥145	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2023 and 2024 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.
Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2023 and 2024 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(d) Financial Assets and Financial Liabilities measured at amortized cost
The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,894,752	¥5,696,283	¥8,175,270	¥7,964,497
Debt securities	85,235	85,235	69,751	69,751
Financing liabilities	7,665,168	7,440,205	10,163,557	10,008,013
The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.
(27) Offsetting of Financial Assets and Financial Liabilities
The offsetting information regarding financial assets and financial liabilities as of March 31, 2023 and 2024 is as follows:

	Yen (millions)
As of March 31, 2023	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥185,968	¥—	¥185,968	¥(133,472)	¥52,496
Other financial liabilities
Derivatives	242,968	—	242,968	(133,472)	109,496

	Yen (millions)
As of March 31, 2024	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥194,187	¥—	¥194,187	¥(106,133)	¥88,054
Other financial liabilities
Derivatives	236,592	—	236,592	(106,133)	130,459
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(28) Commitments and Contingent Liabilities
(a) Commitments
Purchase commitments
Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Commitments for purchases of property, plant and equipment and other commitments	¥107,865	¥108,440
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
After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse significant
effect on its consolidated financial position or results of operations.
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
There were no significant unconsolidated structured entities as of March 31, 2023 and 2024.
(30) Related Parties
(a) Related Party Transactions
Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length
prices.
The balances of receivables and payables with affiliates and joint ventures as of March 31, 2023 and 2024 are as follows:

	Yen (millions)
	2023	2024
Receivables:
Affiliates	¥95,429	¥76,290
Joint ventures	340,368	265,992

Total	¥435,797	¥342,282

Payables:
Affiliates	¥207,090	¥225,706
Joint ventures	67,044	85,023

Total	¥274,134	¥310,729

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Sales revenue:
Affiliates	¥93,187	¥125,318	¥141,323
Joint ventures	1,053,370	942,003	818,607

Total	¥1,146,557	¥1,067,321	¥959,930

Purchase:
Affiliates	¥1,176,066	¥1,443,840	¥1,620,755
Joint ventures	194,321	238,341	442,035

Total	¥1,370,387	¥1,682,181	¥2,062,790

Unrecognized commitment
The Company entered into the joint venture agreement with LG Energy Solution, Ltd. on August 29, 2022 and committed to invest US$1,730 million in
L-H
Battery Company, Inc., which was newly established and became our affiliate. The commitment under this agreement for the remaining investment as of March 31, 2023 and 2024 is US$1,627 million and US$891 million, respectively.
(b) Compensation to Key Management
Compensation paid to the directors and executive officers of the Company for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen (millions)
	2022	2023	2024
Remuneration	¥696	¥679	¥1,209
STI (Short Term Incentive)	188	229	612
LTI (Long Term Incentive)	159	286	453

Total	¥1,043	¥1,194	¥2,274

F-8
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries
Major consolidated subsidiaries as of March 31, 2024 are as follows:

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(3
1
) Subsequent Event
Acquisition of the Company’s Own Shares
The Board of Directors of the Company, at its meeting held on May 10, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.
(a) Reason for acquisition of own shares
The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(b) Details of the acquisition
1) Class of shares to be acquired:
Shares of common stock
2) Total number of shares to be acquired:
Up to 180,000,000 shares (3.7 % of total number of issued shares (excluding treasury stock))
3) Total amount of shares to be acquired:
Up to 300,000 million yen
4) Period of acquisition:
Starting on May 13, 2024 and ending on March 31, 2025
5) Method of acquisition:
Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares
(3
2
) Approval of Release of Consolidated Financial Statements
The release of the consolidated financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Director, Managing Executive Officer and Chief Financial Officer on June 19, 2024.

F-8
6

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation) *2

1.3	Regulations of the Board of Directors of the registrant (English translation) *3

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *4

2.1	Specimen common stock certificates of the registrant (English translation) *5

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *6

2.3	Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated September 29, 2023, among the registrant, JPMorgan Chase Bank, N.A., as Depositary and holders and beneficial owners of American Depositary Receipts *7

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *8

11.2	Guidelines on Insider Information Control and Insider Trading Regulation (English translation)

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy to Recover Erroneously Awarded Incentive-based Compensation (English translation)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*5	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*6	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*7
Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement for American Depositary Shares on Form
F-6
(File
No. 333-263937)
filed by JPMorgan Chase Bank, N.A. as depositary, on September 21, 2023.

*8	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
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

Date: June 20, 2024
Tokyo, Japan