Form 20-F
period 2025-03-31
HONDA MOTOR CO LTD
filed 2025-06-18
CIK 715153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
No. 2-3, Toranomon
2-chome
,
Minato-ku,
Tokyo 105-8404,
Japan
(Address of principal executive offices)
Kenji Ichinoseki
+81-3-5412-1134,
prj_h_ir2@hm.honda.co.jp, No. 2-3, Toranomon
2-chome
,
Minato-ku,
Tokyo 105-8404,
Japan
(Address of principal executive offices)
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

Title of each class	Outstanding as of March 31, 2025***
Common Stock	4,346,509,571****
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such file
s
). Yes ☒ No ☐
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing three shares of Common Stock.

**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing three shares of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 247,552,149 shares represented by American Depositary Shares.

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

Geopolitical Risk

Honda conducts business operations in countries worldwide and is exposed to a variety of risks including changes in local laws and regulations, agreements, institutions, and business practices, such as tariffs, import and export regulations, taxes, wars, terrorism, political uncertainty, worsening security situation, change in political regime and labor strikes in those countries or neighboring regions. If such unforeseeable events occur, and operations are delayed or suspended, including supply chain disruptions due to heightened political, military, or social tensions, Honda’s business and operating results could be adversely affected.

Particularly among them, Honda recognizes three major geopolitical risks: 1) economic security, 2) conflicts between nations or regional conflicts, and 3) laws and regulations concerning human rights.

Strategies for mitigating and reducing exposure to these geopolitical risks are gaining importance because these geopolitical risks have a significant effect on Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, the evolution of human capital management, and creation of innovative technologies.

For the scale of business in each region that may be affected by such geopolitical risks in the future, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Geographical Information Based on the Location of the Company and Its Subsidiaries.”

1. Economic Security

Many countries are tightening import and export controls and adopting policies to encourage the blocking of critical resources, components, and parts, as well as advanced technologies. Since the inauguration of the new administration in the United States, there have been various policy changes, including the proposal or imposition of additional tariffs, and we are closely monitoring these trends. The situation relating to tariffs is subject to constant change, and it is difficult to predict with certainty when, how and in what manner tariffs may be implemented, and therefore the impact on Honda’s business and operating results. However, we currently expect to incur significant additional costs in the fiscal year ending March 31, 2026 arising from tariffs, including on completed vehicles and parts, despite our planned efforts to mitigate such effects, which we expect will negatively impact Honda’s business and operating results compared to the fiscal year ended March 31, 2025.

Changes in governmental policy concerning environmental or import and export regulations could possibly result in stoppages or delays in Honda’s production activities or lead us to incur countermeasure costs associated with development, purchasing, sales, and other business activities, which could adversely affect Honda’s business and operating results.

2. Conflicts Between Nations or Regional Conflicts

The outlook for the international situation remains uncertain, including the situations in Ukraine, the Middle East and the South China Sea. If new conflicts occur, these could possibly result in humanitarian crisis, material and property damage, and supply chain disruptions, not only in the countries and regions where they occur, but also in other countries, which could adversely affect Honda’s business and operating results.

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

Purchasing and Procurement Risk

Honda is aiming for sustainability in the procurement of good products at reasonable prices in a timely manner by purchasing raw materials and parts from numerous external suppliers. However, Honda still relies on certain suppliers for some of the raw materials and parts which it uses to manufacture its products. Honda’s ability to continue to secure these supplies in an efficient manner at appropriate cost levels is subject to a number of factors, some of which are outside of Honda’s control. These factors include the ability of its suppliers to provide a continued supply of raw materials and parts and Honda’s ability to compete with other users in securing the supplies.

If it becomes impossible to secure the supply of materials and parts from suppliers on a continuous basis, the prices of materials and parts rise, or we lose any key supplier, these could lead to delays in or the suspension of Honda’s manufacturing operations and a loss of Honda’s competitiveness, which could adversely affect Honda’s business and operating results.

For example, Honda has already experienced price increase for some raw materials and components, and there are concerns that battery prices will soar due to a shortage of mineral resources and other supplies as demand for nickel, lithium and cobalt, which are used in batteries, grows rapidly due to the accelerating shift to electrification. In particular, we are closely examining the impact on our group with regard to export restrictions on rare earths in China.

Additionally, in a case quality-related issue occurs due to parts supplied by business partner, it may threaten the safety and security of our customers, damage Honda’s brand image, and potentially adversely impact Honda’s business and operating results.

Strategies for mitigating and reducing exposure to these purchasing and procurement risks are gaining importance because these purchasing and procurement risks have a significant effect on Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, and creation of innovative technologies.

Information Security Risk

Honda uses a wide range of information systems and networks relating to information services and driving support in its business activities and its products, including in areas managed by subcontractors. There is an increasing demand for software solutions, particularly in the areas of automated driving/advanced driver-assistance systems and other digital services, including the utilization of artificial intelligence (hereinafter referred to as “AI”) technologies.

While we expect AI to improve production efficiency, it may also lead to unintentional infringement of third-party rights, proliferation of erroneous information, and information leaks. In addition, the means of cyber-attacks that take place have become more advanced and sophisticated, targeting organizations worldwide. Moreover, cyber-attacks could also significantly affect Honda’s initiatives for its 5 Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero traffic collision society and creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to this risk are gaining importance.

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

As Honda advances its initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, and creation of innovative technologies, the utilization of partnerships such as alliances and joint ventures are essential.

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

For the policies and regulations concerning climate change and fuel efficiency and exhaust gas in particular, countries worldwide have implemented or are planning for their revisions around the world. Depending on the trends for the revisions and the substance of the revised regulations, Honda’s measures in response and related expenses could possibly weigh on its production, development, purchasing and sales activities, etc., in the Motorcycle, Automobile, Power products and other businesses operations. This could adversely affect Honda’s business and operating results.

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

Intellectual Property Risk

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures. Honda has designated carbon neutrality of power units, energy management systems, resource circulation, autonomous driving/advanced driver-assistance systems, and internet of things/connected as key focus areas in order to support the evolution to enterprise capable of forging new growth trajectories and fostering innovative value creation.

Related patents and trademarks that could significantly affect Honda’s initiatives for its 5 Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero traffic collision society and creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to these risks are gaining importance.

The inability to protect its intellectual property generally, the illegal infringement of some or a large group of Honda’s intellectual property rights that may cause declines in Honda’s competitive advantage, or the suspension of manufacturing and/or sales activities and the payment of large amounts of damages as a result of lawsuits (including arising from unintentional infringement of third party intellectual property rights due to the introduction of AI) on infringement of patent rights and license fees, could have an adverse effect on Honda’s business and operating results.

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

Financial & Economic Risk

1. Economic Trends and Economic Fluctuations

Honda conducts business operations in countries throughout the world, with manufacturing operations and sells products in various regions and countries. These business activities may be affected by economic slowdowns, economic fluctuation, or other factors, which could result in decreased sales due to market contractions, increase in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s business and operating results.

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

Relating to Industry Market Risk

Honda conducts its operations in Japan and countries throughout the world. Extended economic slowdown, recession, changes in consumer preferences and needs, rising fuel prices, financial crisis, and rise in product prices due to increased material costs or decreased supply volume are all factors which may cause decline in market demands and intensify competition with other companies that could trigger a decline in demand for Honda’s products that may adversely affect Honda’s business and operating results, or its plans for the future.

In particular, the automotive industry is undergoing a period of major change, including intensifying competition due to the rise of emerging Chinese EV companies, changes in environmental policies in North America and Europe, and global trade wars arising from the imposition of additional tariffs by various countries. Such trends are difficult to predict with certainty, and if developments do not match our expectations, we may be required to revise our business plans, such as has occurred with our respective sales targets for EVs and FCEVs for 2030 in light of slower-than-expected EV adoption, as we announced in May 2025. If we are unable to respond competitively and appropriately to these changes in markets and demand, Honda’s business performance may be adversely affected.

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

We have confirmed that there had been some inappropriate cases relating to the certification test when applying for type designation for four-wheeled vehicles sold in the past, and reported this to Japan’s Ministry of Land, Infrastructure, Transport and Tourism (MLIT) on May 31, 2024. We will continue to strengthen compliance and governance as we conduct our corporate activities. However, if similar matters occur in the future, Honda’s brand image could be damaged and Honda’s business and operating results could be adversely affected. See “Legal Risk” for a description of legal risks that could arise as a result of such matters.

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

Cautionary Statement with Respect to Forward-Looking Statements in This Annual Report

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

•

the political, economic and social conditions in Japan and throughout the world including North America, Europe and Asia, including economic slowdowns, recessions, changes in consumer preferences, rising fuel prices, financial crises, exchange rates and other factors, as well as the relevant governments’ specific policies with respect to trade policy (including tariffs), economic growth, inflation, taxation, currency conversion, sources of supplies and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, motorcycle and power product industries and markets in Japan and other markets throughout the world in which Honda conducts its business, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

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

Honda’s principal executive office is located at No.2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan. Its telephone number is +81-3-3423-1111. We maintain a website at https://global.honda/en/investors/ that contains information about our Company.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at https://www.sec.gov/ which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Principal Capital Investments

In the fiscal years ended March 31, 2023, 2024 and 2025, Honda’s capital expenditures were ¥2,233.5 billion, ¥3,141.1 billion and ¥4,036.8 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥690.0 billion, ¥692.7 billion and ¥902.7 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during the fiscal year ended March 31, 2025, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power products and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023	2024	2025
	Yen (billions)
Motorcycle Business	¥2,908.9	¥3,220.1	¥3,626.6
Automobile Business	10,593.5	13,567.5	14,169.2
Financial Services Business	2,954.0	3,248.8	3,507.7
Power Products and Other Businesses	451.1	392.2	385.1

Total	¥16,907.7	¥20,428.8	¥21,688.7

	Fiscal years ended March 31,
	2023	2024	2025
	Yen (billions)
Japan	¥2,013.0	¥2,242.2	¥2,477.6
North America	8,945.9	11,713.6	12,798.3
Europe	690.6	961.1	938.4
Asia	4,335.7	4,313.8	4,108.9
Other Regions	922.2	1,197.9	1,365.2

Total	¥16,907.7	¥20,428.8	¥21,688.7

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

Honda produces a wide range of motorcycles, with engine displacement ranging from the 50cc class to the 1,800cc class. Honda’s motorcycle lineup uses internal combustion engine of air- or water-cooled, and in single, two, four or six-cylinder configurations. Honda also has electric vehicles in its lineup. Honda’s motorcycle lineup consists of sports, business and commuter models. Honda also produces a range of off-road vehicles, including all-terrain vehicles (ATVs) and side-by-sides (SxS).

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023			2024			2025
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	246	246	¥109.3	241	241	¥113.7	224	224	¥106.6
North America	459	459	306.7	498	498	335.5	548	548	347.5
Europe	347	347	250.0	440	440	351.8	475	475	379.4
Asia	16,108	9,512	1,739.7	16,016	9,416	1,793.3	17,478	10,591	2,078.4
Other Regions	1,597	1,597	503.0	1,624	1,624	625.6	1,847	1,847	714.5

Total	18,757	12,161	¥2,908.9	18,819	12,219	¥3,220.1	20,572	13,685	¥3,626.6

Motorcycle revenue as a percentage of total sales revenue			17%			16%			17%

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

Honda’s vehicles use gasoline engines of three, four or six-cylinder configurations, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers other alternative fuel-powered vehicles such as battery electric vehicles, fuel cell electric vehicles, and flexible fuel vehicles.

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)

Passenger cars:

ACCORD, CITY, CIVIC, FIT, INTEGRA, JAZZ

Light trucks:

BREEZE, CR-V, ELEVATE, FREED, HR-V, ODYSSEY, PILOT, VEZEL, WR-V, ZR-V

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023			2024			2025
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	550	484	¥1,385.8	595	525	¥1,600.6	630	539	¥1,807.3
North America	1,195	1,195	5,990.5	1,628	1,628	8,510.2	1,654	1,654	9,384.6
Europe	84	84	332.9	103	103	506.7	93	93	459.7
Asia	1,744	505	2,523.8	1,651	468	2,449.8	1,182	397	1,954.4
Other Regions	114	114	360.3	132	132	500.1	157	157	563.0

Total	3,687	2,382	¥10,593.5	4,109	2,856	¥13,567.5	3,716	2,840	¥14,169.2

Automobile revenue as a percentage of total sales revenue			63%			66%			65%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023	2024	2025
	Yen (billions)
Japan	¥428.2	¥440.7	¥474.7
North America	2,466.5	2,729.1	2,938.2
Europe	13.2	18.1	21.4
Asia	16.5	14.7	13.9
Other Regions	29.4	46.0	59.4

Total	¥2,954.0	¥3,248.8	¥3,507.7

Financial Services revenue as a percentage of total sales revenue	17%	16%	16%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Products and Other Businesses

Honda’s Power products business began in 1953 with the introduction of the model H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general purpose engines, generators, lawn mowers, water pumps, brush cutters, and tillers.

In Other businesses, Honda began deliveries of the HondaJet aircraft in December 2015.

The following table sets out Honda’s revenue from Power products and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2023, 2024 and 2025:

	Fiscal years ended March 31,
	2023		2024		2025
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	376	¥89.6	302	¥87.0	278	¥88.9
North America	2,274	182.1	1,083	138.7	1,020	127.9
Europe	1,168	94.3	794	84.4	651	77.8
Asia	1,408	55.5	1,294	55.9	1,413	62.1
Other Regions	419	29.4	339	26.0	338	28.2

Total	5,645	¥451.1	3,812	¥392.2	3,700	¥385.1

Power Products and Other businesses revenue as a percentage of total sales revenue		3%		2%		2%

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

In the fiscal year ended March 31, 2025, approximately 85% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 45% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in North America followed by 32% in Asia and 17% in Japan. Approximately 38% of Honda’s power products units on a group basis were sold in Asia followed by 28% in North America and 18% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the fiscal year ended March 31, 2025, approximately 98% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

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

No single third-party supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2025.

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

Outline of Environmental and Safety Regulation for Automobiles

1. Emissions

Japan

In March 2018, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) introduced the Real Driving Emissions (RDE) examination for diesel vehicles. It became applicable to new models of vehicles beginning in October 2022 and to current models of vehicles beginning in October 2024.

The Ministry of the Environment (MOE) issued a Ministerial Ordinance on the particle number (PN) regulation for diesel gasoline direct injection vehicles in August 2021.

In October 2022, MLIT decided to introduce PN regulation. Among diesel vehicles, it has been applicable to new models beginning in October 2023, and will be applicable to current models beginning in October 2025. Among gasoline direct injection vehicles, it became applicable to the new models beginning in October 2024, and will become applicable to the current models beginning in October 2026.

In December 2020, MOE announced the plan targeting the transition to the electrification of automobiles by around 2030, which covers hybrid vehicles, plug-in hybrid vehicles, electric vehicles and fuel cell electric vehicles.

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

In August 2022, the Biden administration signed the Inflation Reduction Act (IRA) of 2022. This act allows tax incentives to purchase clean vehicles which meet certain requirements. One of the requirements is that the final assembly of new motor vehicles is to be within North America. Most provisions of this act became effective in January 2023. In May 2024, the US Treasury and the Internal Revenue Service (IRS) issued a final rule on the tax credits for new clean vehicles under the IRA. This rule (codified at 26 U.S.C. § 30D) clarifies the eligibility criteria for new electric vehicles to qualify for tax credits. The rule also implements restrictions on vehicles containing critical minerals or battery components sourced from foreign entities of concern (FEOCs), excluding such vehicles from eligibility for the new clean vehicle tax credits.

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

China

China implemented Step 6b regulations in July 2023.

The President of China, Xi Jinping, proclaimed at the 75th session of the United Nations General Assembly held between September 2020 and September 2021 that China would address “reduction of greenhouse gas emissions.” In response, the relevant regulatory authorities are proceeding with research and formulation of the new emission standards.

India

India implemented Bharat Stage VI (BS VI) regulations from April 2020, skipping the implementation of BS V regulations. The BS VI regulations feature two phases. The second phase has been applied from April 2023 with more stringent particle number and on-board diagnostic requirements and compliance for RDE.

India’s Ministry of Road Transport and Highways (MoRTH) issued a notification requiring that all spark ignition engine vehicles, including hybrids, must be certified for compliance with prevailing emission norms using Ethanol (E20) fuel on January 5, 2024.

This requirement applies to spark ignition engine vehicles manufactured on and after April 1, 2025.

Thailand

The Thai Cabinet has decided to introduce Euro 5 regulations from 2024 and to implement Euro 6 regulations from January 2025 with a 1 year grace period.

Malaysia

The Malaysian government implemented Euro 4 regulations for new models from July 2020 and for all models from January 2022. The government further decided to introduce Euro 5 regulations for new models from July 2028, and for all models from January 2030.

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

In April 2020, it became mandatory to measure the fuel consumption of fuel cell electric vehicles in WLTP mode and electric mileage of electric vehicles in WLTC mode.

In June 2021, METI released “Green Growth Strategy Through Achieving Carbon Neutrality in 2050” and announced their target that 100% of new passenger vehicle sales would be made up of electric vehicles (including battery vehicles, fuel cell electric vehicles, plug-in hybrid electric vehicles and hybrid electric vehicles) by 2035.

In July 2021, MLIT revised its rules to establish new technical standard for in-vehicle measurement devices for fuel/energy consumption.

In March 2023, MLIT revised fuel economy standards for passenger motor vehicles applied in 2010 by increasing the number of levels from 8 to 17. At the same time, MLIT revised the fuel economy standards for passenger motor vehicles for 2030 by adding one higher level.

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

In April 2023, EPA announced proposed GHG regulations together with multi-pollutant standards (Tier 4) to be effective from 2027 to 2032 model years. The finalization of GHG regulation was announced on March 20, 2024. The projected combined fleet target of CO2 is 85 g/mile for model year 2032. The final rule that followed was published in the Federal Register in April 2024.

In August 2023, NHTSA proposed CAFE standards for model years from 2027 through 2032. The CAFE standards will reach approximately 57.8 MPG in the 2032 model year (U.S. fleet average).

Following in change in administration, in January 2025, President Trump issued Executive Order 14148 entitled “Initial Rescissions of Harmful Executive Orders and Actions”, rescinding the Executive Order on Protecting Public Health and the Environment and Restoring Science to tackle the Climate Crisis. Separately, in January 2025, the Secretary of the U.S. Department of Transportation (DOT) signed and issued a memorandum directing the reset of CAFE standards. This directed the immediate review and reconsideration of CAFE standards for all vehicle models produced after model year 2022, including in particular rules covering 2024-2026 model year passenger cars and light trucks, passenger cars and light trucks for model year 2027 and beyond and heavy-duty pickup trucks and vans for model year 2030 and beyond.

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

The agreement also provides that, for zero- and low-emission vehicles, a benchmark equal to 15% share of the respective fleets of newly registered passenger cars and light commercial vehicles has been applied from January 1, 2025, and a benchmark equal to 35% share of the fleet of newly registered passenger cars and a benchmark equal to 30% share of the fleet of newly registered light commercial vehicles shall apply from January 1, 2030.

On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe.” One policy in the EU Green Deal (EU’s climate ambition for 2030 and 2050) includes “CO2 performance of cars.” On April 25, 2023, regulation (EU) 2023/851 was issued in the EU Official Journal, setting CO2 emission targets for newly registered passenger cars and light commercial vehicles, which contains a new provision establishing a 100% reduction of EU fleet-wide targets compared to 2021 from 2035 onwards. Furthermore, the European Commission will issue the methodology for the assessment and the consistent data reporting of the full life-cycle CO2 emissions of passenger cars and light commercial vehicles by 2025.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 5 of this regulation was implemented in 2021.

The Standards Center of the China Automotive Technology and Research Center (CATARC), which is in charge of vehicle carbon emission management policies, is proceeding with research and formulation of a new carbon emission management system throughout the entire vehicle life cycle. The implementation is scheduled to begin in 2026.

Some of the GB standards (Chinese national standards issued by the China Administration of Standardization) related to the “New Carbon Emission Management System” include the new “Fuel consumption limits for passenger cars” issued in November 2024.

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

India has issued a regulation called Battery Waste Management Rules on August 24, 2022. This regulation requires the achievement of certain recovery targets for waste batteries and sets targets for minimum use of domestically recycled materials in new batteries. All batteries are required to display an Extended Producer Responsibility (EPR) number. With the revision on February 24, 2025, it has been decided that the EPR number can also be displayed in the form of a QR code.

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

In 2024, the MLIT adopted UN R171, which regulates “Driver Control Assistance System.”

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

In July 2022, the NHTSA issued a final rule to amend FMVSS 141 “Minimum Sound Regulations for Hybrid and Electric Vehicles,” with an implementation date of August 12, 2022.

In October 2020, the NHTSA proposed to revise the child restraint system (CRS) concerning FMVSS208 “Occupant crash protection” to improve the CRS safety in crashes and proposed to revise the CRS lists in line with the currently in-production CRSs.

In January 2021, the NHTSA issued “FMVSS Considerations for Vehicles with Automated Driving Systems: Volume 2” to provide interpretation verifying the legality of ADS-DV (an SAE International level 4 or level 5) which are not equipped with manually operated driving controls against FMVSS regulations on the premise of existing manually operated driving controls. This Volume 2 mainly covered FMVSS that were not studied in Volume 1 which was issued in April 2020.

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

In November 2021, President Biden signed Infrastructure Investment and Jobs Act (H.R.3684). The Act requires government agencies in the United States to enact various rules and regulations. In particular, the Act mandates agencies to implement rules regarding vehicle safety, mandatory installation of collision avoidance systems and drunk driving prevention technology, as well as surveys on connected vehicles. However, in January 2025, President Trump issued Executive Order 14148 entitled “Initial Rescissions of Harmful executive Orders and Actions” and, accordingly, the Infrastructure Investment and Jobs Act (H.R. 3684) was withdrawn.

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

In December 2024, the NHTSA issued a final rule that amends time series data requirements of 49 CFR Part 563 EDR (Event Data Recorders). This final rule changed the recording time of EDR time-series measurement data from 5 seconds to 20 seconds for pre-collision data, and change the data sampling frequency from 2 Hz to 10 Hz. The purpose of this revision is to increase the recording time and recording frequency of pre-collision data in order to analyze the behavior of the vehicle before a collision occurs. The application applies to the vehicles manufactured after the first September 1st of the year following the publication of the final rule. The effective date of this final rule is September 1, 2027.

In September 2022, the NHTSA issued a final version of “Cybersecurity Best Practices for the Safety of Modern Vehicles” to update non-binding and voluntary guidance. This 2022 revision reflects comments received on the 2020 version of the Guidance which itself was a revision of the first edition issued in 2016, and clarifies and adds terminology in the scope, updated reference ISO/SAE 21434, and general cybersecurity best practices.

In the United States, state laws stipulate privacy protection laws aimed at protecting the privacy of consumers within the state, and as of April 2025, California, Virginia, Colorado, Utah, Connecticut, New Hampshire, Maryland, Minnesota, Rhode Island, Delaware, Nebraska, Texas, Tennessee, and Oregon have enacted such privacy protection laws.

In May 2024, the NHTSA issued a new FMVSS that would require all new light vehicles to be equipped with automatic emergency braking (AEB) systems. It provided mandatory installation of forward collision alarms and AEB for lead vehicles and pedestrians by newly establishing FMVSS 127 “Automatic emergency braking systems for light vehicles” and 49 CFR Part 596 “Automatic Emergency Braking Test Devices.” The final rule permits manufacturers to allow the AEB system to be temporarily disabled under specific conditions, compared to the proposed rule which did not address temporary disablement. The final rule mandates compliance beginning September 1, 2029, except for vehicles produced by small-volume manufacturers, final-stage manufacturers, and alterers, which must comply by September 1, 2030.

In November 2024, NHTSA issued a technical amendment to the May 2024 final rule on AEB systems for light vehicles in response to petitions for reconsideration. The effective date of this amendment was delayed from the original effective date of January 27, 2025 to March 20, 2025 due to the Presidential Regulatory Freeze issued January 20, 2025 (which delayed effectiveness of then-pending U.S. federal regulations by 60 days, or until March 20, 2025, the “Presidential Regulatory Freeze”), but the compliance deadlines for FMVSS No. 127 remain unchanged.

In January 2025, the Alliance for Automotive Innovation (AFAI) initiated litigation in the U.S. Court of Appeals for the D.C. Circuit challenging the final rule on AEB systems, which challenge remains pending.

In January 2025, the NHTSA issued a final rule to revise FMVSS101 “Controls and displays” and FMVSS208 “Occupant crash protection.” In addition to driver’s seat, it provided to install a seatbelt reminder system in the passenger and rear seats and a stringent audio-visual warning system for driver and front passenger seat which keeps the alert active until the seatbelts are fastened. Vehicles manufactured on or after September 1, 2026, will be subject to the front seat requirement, and vehicles manufactured on or after September 1, 2027, will be subject to the rear seat requirement. The effective date was originally set for March 4, 2025, but was changed to March 20, 2025, as a result of the Presidential Regulatory Freeze.

In September 2023, the Senate proposed AM Radio for Every Vehicle Act of 2023, a bill that would require the Secretary of Transportation to issue a rule requiring access to AM broadcast stations in motor vehicles. According to the bill, the Secretary of Transportation rule must be issued within one year after the enactment of this Act (if passed), and the requirement to install radios will take effect in two to three years after the rule is issued. However, the bill did not pass before the end of the 118th Congress.

In February 2025, the AM Radio for Every Vehicle Act of 2025, a bill that would also require the Secretary of Transportation to issue rules requiring all new passenger vehicles to have AM radio capability as standard equipment, was introduced in the House of Representatives. There was no change to the requirement that the Secretary of Transportation’s rule must be issued the rules within one year after the enactment of this Act (if passed), and the requirement for manufacturers to install AM radios will take effect in two to three years after the rule is issued.

In December 2023, the NHTSA issued a final rule revising FMVSS213 “Child restraint systems; Applicable unless a vehicle or child restraint system is certified to § 571.213b” and established FMVSS213b “Child restraint systems; Mandatory applicability beginning December 5, 2026.” FMVSS213 is applicable to products manufactured before December 5, 2024, and FMVSS213b applicable to products manufactured on or after December 5, 2026.

In October 2024, NHTSA issued a final rule in response to a petition for reconsideration of the December amendments to child restraint system rules, which among other changes, formally established FMVSS No. 213a, clarified the applicability of FMVSS No. 213b, and aligned the compliance dates of FMVSS Nos. 213 and 226. As a result, the effective dates of FMVSS 213 and 213a are June 30, 2025, and FMVSS 213b will become mandatory for applicable products manufactured on or after December 5, 2026, with optional early compliance permitted.

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

In January 2025, the NHTSA issued a final rule FMVSS307 “Fuel system integrity of Hydrogen vehicles” and FMVSS308 “Compressed hydrogen storage system integrity.” These safety standards are informed by GTR No.13, but differ in some requirements and test procedures. The effective date is July 16, 2025 and the applicable date is September 1, 2028.

In December 2024, the NHTSA issued a new FMVSS305a “Electric-powered vehicles: Electrolyte spillage and electrical shock protection” to replace FMVSS 305. NHTSA proposed compliance date would be two years after the publication of the final rule in the Federal Register. For FMVSS 305a, in addition to lightweight vehicles, heavy vehicles with GVWR over 4,536 kg (10,000 pounds) have been added to the scope of application. New safety requirements for batteries (Rechargeable Energy Storage System (REESS) requirements) and test procedures have also been introduced.

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

In addition to making ADAS equipment mandatory, the revised General Safety Regulation will also enact legislation for self-driving cars in 2026. As a response, rules for cyber security management systems formulated by UNECE WP29 in June 2020 has been incorporated into the revised General Safety Regulation, and have been mandatory from July 2022 as with other items of the revised General Safety Regulation. In addition, software updates will become more important with advanced electronic controls, so software update management systems have also been required from July 2022 to check whether appropriate updates have been made to the vehicle.

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

In February 2025, the Ministry of Industry and Information Technology (MIIT) issued the “Notice of the Ministry of Industry and the General Administration of Market Supervision on the Entry of Intelligent Connected Car Products” (Notification No. 45 of 2025), which strengthened the entry control and recall supervision management of intelligent connected car products.

Future safety regulations are described as follows:

Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include:

+	Motor vehicles – Devices for indirect vision – Requirements of performance and installation

+	Amendment to connection set for conductive charging of electric vehicles – Part 1: General requirements

+	Amendment to test methods for power performance of fuel cell electric vehicles

+	Amendment to fuel cell electric vehicles – Onboard hydrogen system specifications

+	Establishment of security requirements for automobile data collection and requirements for cross-border data transfers
+	Establishment of technical requirements related to cyber security, and

+	General technical requirements for software updates of vehicles

+	Amendment to measurement methods of net power for automotive engines and electric drive trains

+	Amendment to hybrid electric vehicles – Power performance – Test method

+	Amendment to battery electric vehicles – Power performance – Test method

+	Protective device against unauthorized use of motor vehicles

+	Intelligent and connected vehicle – Data storage system for automated driving

Newly established GB and GB/T standards (not yet published) include:

+	Amendment to battery electric passenger cars-specifications.

+	Technical requirements and testing methods for advanced emergency braking system (AEBS) of light-duty vehicles

+	Electric vehicles traction battery safety requirements

+	Electric vehicles safety requirements

+	Technical specifications of remote service and management system for electric vehicles – Part 2: On-board terminal

+	Basic requirements of security processing for intelligent and connected vehicle spatio-temporal data

+	Basic security requirements of spatio-temporal data sensing system of intelligent and connected vehicle

+	On-board accident emergency call system (AECS)

India

In December 2022, the MoRTH issued the 25th amendment of the Central Motor Vehicles Rules (CMVR), which requires traction battery for electric power train vehicles manufactured on and from April 1, 2023 to be approved by the Annex IX-K to Automotive Industry Standards (AIS)-038.

MoRTH issued regulations on August 14, 2024 that require the installation of seat belt reminders on rear seats in M1 category vehicles manufactured on or after April 1, 2025. This regulation requires the seat belt reminders that comply with the Indian standard AIS-145-2018.

Outline of Environmental and Safety Regulation for Motorcycles

1. Emissions

Europe

Euro 5 requirements other than catalyst monitoring of Onboard Diagnostics Regulation (OBD) started to apply to new vehicle models from January 2020 and started to apply to all vehicles registered from January 2021. Catalyst monitoring has applied to new vehicle models from January 2024 and has applied to all vehicles registered from January 2025.

On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe.”

China

China is considering the introduction of Euro 5 level emission regulation from June 2027.

India

India published BS VI regulation (Euro 5 level exhaust emission regulation), which became effective from April 2020. OBD II is introduced in two stages, Stage II-A and II-B. Stage II-A became effective from April 2023 and Stage II-B became effective from April 2025.

Other Asian Countries

Thailand published the 7th phase (Euro 4) level emission regulation to be implemented from March 2020.

The Ministry of Transport of Vietnam has announced that Level 4 (Euro 4) will commence in July 2026.

Indonesia and Philippines are implementing emission regulations based on European regulations (Euro 3). In addition, consideration of the introduction of Euro 4 has started.

Brazil

Brazil published a new emission regulation called PROMOT 5 (Euro 5 level exhaust emission regulation), which has applied to new motorcycles from January 2023 and to all motorcycles registered from January 2025. The OBD stage 2 requirement has applied to new models of motorcycles from January 2025 and will apply to all motorcycles registered from January 2027.

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

India has issued a final regulation called Battery Waste Management Rules on August 22, 2022. This final regulation requires the achievement of certain recovery targets for waste batteries and sets targets for value of use of recycled materials in new batteries. All batteries are required to display an EPR number. With the revision on February 24, 2025, it has been decided that the EPR number can also be displayed in the form of a QR code.

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

Other Asian Countries

The Department of Land Transport of Thailand has applied the safety regulations for electric two-wheeled vehicles (UN R136) from January 2023 and the regulations for the fitting of lighting fixtures (UN R53) from January 2024. The Determination of Identification of Controls, Telltales and Indicators (UN R60) has been adopted and will be enforced from January 2026.

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

In April 2023, the U.S. Consumer Product Safety Commission (CPSC) initiated a rule-making process to establish safety standards regulations, including CO2 emissions (g/h) limits for portable generators.

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

India

The Central Pollution Control Board regulates generator emissions through the Environment (Protection) Third Amendment Rules, 2022, which introduced enhanced Phase 3 emission standards commencing in July 2023.

2. Recycling / Chemicals and hazardous substances

The United States

The Toxic Substances Control Act (TSCA) is the US hazardous substances legislation restricting Phenol, Isopropylated Phosphate (PIP) (3:1) for the first time in the world. PIP (3:1) is mainly used as a flame retardant. The first rule implementing this restriction was issued in January 2021, but relevant industrial associations objected that the transitional period, which was to last only 60 days, would make it impossible to comply in a timely manner. As a result, the compliance date has been extended to November 2024. Subsequently, EPA reconsidered the PIP (3:1) rules based on industry comments, and on November 19, 2024, EPA finalized revisions to exempt PIP (3:1) and products containing PIP (3:1) for the use in circuit boards and wire harnesses from the prohibition.

On February 21, 2025, a Senate Bill 682 which proposes a phased ban on sale and distribution of products that contain intentionally added Perfluoroalkyl and polyfluoroalkyl substances (PFAS) was submitted to the California legislature. If enacted, the bill would phase out the sale of products intentionally added PFAS in stages, with the broadest prohibition taking effect by January 1, 2040.

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

India

India has issued a final regulation called Battery Waste Management Rules on August 22, 2022. This final regulation requires the achievement of certain recovery targets for waste batteries and sets targets for value of use of recycled materials in new batteries. All batteries are required to display an EPR number. With the revision on February 24, 2025, it has been decided that the EPR number can also be displayed in the form of a QR code.

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

In March 2025, the Agricultural Technology Innovation Engineering Research Center of National Agriculture and Food Research Organization issued a revision to the scope of agricultural machinery subject to safety inspections and updated related standards. The scope of application has been clarified, and notably excluding rotary axle tillers from the category of agricultural tractors (walk-behind). The new standards has come into effect in April 2025.

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

In April 2018, an American National Standard Institute (ANSI) Standard for portable generators were amended.

In December 2023, the Portable Generator Manufacturers’ Association (PGMA), a trade association that seeks to develop and influence safety and performance standards for the industry, revised ANSI/PGMA G300-2018 and approved a new standard by ANSI, G300-2023. It became effective in January 2025.

In June 2024, the Outdoor Power Equipment Institute (OPEI) published new safety requirements for combustion engine powered rotary lawnmowers and cylinder lawnmowers (ANSI/OPEI 5395-1/-2/-3). These requirements apply to consumer and commercial combustion engine powered rotary lawnmowers and cylinder lawnmowers, depending on operation type. These standards will be effective two years after the June 6, 2024 publication date.

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

In June 2023, the European Commission has adopted Regulation (EU) 2023/1230 on machinery safety. The new Regulation expands the scope of the Machinery Directive, and introduces requirements addressing new areas such as emerging technologies, including AI and machine learning, cybersecurity, and digital documentation. It will be applicable from January 2027. As of June 2025, the list of harmonized standards to be used for making declarations of conformity has not been published.

In November 2024, the European Commission published proposals to revise eco-design requirements for external power supplies, wireless chargers, general-use portable battery chargers, and among others.

In December 2024, the European Commission adopted the Regulation (EU) 2024/2847 (Cyber Resilience Act). The requirements apply to products with digital elements and such products must comply with cybersecurity requirements. As of June 2025, no harmonized standards are available to assess compliance.

In January 2025, the European Commission published an Official Journal Decision to introduce harmonized standards that address the cybersecurity requirements under the Radio Equipment Directive.

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

Based on these fundamental beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with its shareholders in particular, by practicing its mission statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

As a comprehensive mobility company, Honda aims to become the power that advances people and society by delivering around the world essential value we offer of “enabling people to transcend various constraints such as time and place” and “enabling people to augment their abilities and possibilities,” as stated in the Honda Global Brand Slogan, “The Power of Dreams,” redefined in 2023, as well as realizing society with “zero environmental impact” and “zero traffic collisions” through mobility full of dreams and various other services that are generated by creativity of each and every one of us at Honda. Honda will continue to take on bold challenges with innovative technologies and ideas, powered by the dreams, to realize our vision.

Business Environment and Direction of Our Responses

The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Additionally, the international situation remains uncertain, including the situations in Ukraine, the Middle East and the South China Sea, and, including ongoing uncertainty in the trade policies of various countries, geopolitical risks have also become heightened. In these circumstances, in order to achieve future growth, Honda believes that it needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues, as well as constantly working to improve the quality of value we offer.

In the Automobile business, we consider EVs (electric vehicles) to be the optimal solution to achieve carbon neutrality from a long-term perspective. Meanwhile, the environment surrounding electrification of automobiles is facing significant changes. Progress in the adoption of electrification varies widely from one region to another, and there are fluctuations in the speed of adoption in the early phases. Honda plans to maintain a flexible and adaptive strategy to ensure effective resource allocation while closely monitoring developments in the EV market.

We believe that the Motorcycle business can sustain its market expansion, particularly in emerging countries characterized by higher young population ratios. On the other hand, in India, which is the largest motorcycle market in the world, the demand for electric vehicles is also expanding rapidly partly due to government policy measures. We believe the expansion trend of EVs will continue over the long term in other countries as well, while each country faces different challenges on the infrastructure side, including stable power supply and the development of charging networks, and there are differences in governments’ sales promotion measures and their capability to execute industry development measures. In light of these circumstances, Honda will harness its strengths to roll out measures against rapidly growing emerging electric vehicle manufacturers, as well as ensuring effective resource allocation, while closely monitoring the pace of expansion of internal combustion engine (ICE) vehicles and EV by market.

In Power Products and Other businesses, the shift towards carbon neutrality is accelerating in construction machinery, industrial machinery and other industry sectors, led by both public and private sectors, and the demand for environmentally-conscious products is growing. Honda plays the role of accelerating the shift towards carbon-neutral society by expanding the lineup of electric-powered products for corporate clients including finished products manufacturers in those industry sectors.

Challenges to be Addressed Preferentially

Honda has comprehensively identified social issues from sustainability point of view and has selected challenges to be addressed preferentially aligning with the company’s strategic direction. Specifically, the Group has selected five non-financial areas as key themes: “environment” and “safety,” which are the key management themes the Group has long committed to; “human” and “technology,” which are our engines for growth; and “brand,” which could be regarded as the sum of all corporate activities. By linking these themes with our financial strategies, Honda will create social values and economic values.

“Five Key Themes”

1. Realization of a zero environmental impact of society

Honda, aiming for sustainable business practices, has set achieving a “Zero Environmental Impact Society” as one of its company-wide priority issues to address environmental impacts comprehensively. In our efforts to achieve a “Zero Environmental Impact Society,” we are working towards the concept of “Triple Action to ZERO,” a concept that consolidates three key initiatives: “Carbon Neutrality,” “Clean Energy,” and “Resource Circulation”. We are focusing on the concept of “Triple Action to ZERO” as the core of our efforts.

Carbon neutrality

For small-size mobility products including passenger vehicles, Honda believes that EVs are the optimal solution for achieving carbon neutrality from a long-term perspective. Based on this belief, Honda made the strategic decision to make a major shift toward the popularization of EVs and has been making progress with various initiatives.

In the meantime, the environment surrounding the automobile industry is changing day by day. Uncertainty in the business environment is increasing, due particularly to the slowdown in the expansion of EV the market due to several factors, including changes in environmental regulations, which had been the premise for the widespread adoption of EVs, as well as changes in trade policies of various countries.

In such a business environment, we have decided to withdraw our initial target of a 30% global EV/FCEV (fuel cell electric vehicles) sales ratio by 2030, although Honda plans to continue to steadily work to build a strong EV brand and business foundation from a long-term perspective in order to reach our goal of “increasing the ratio of EV and FCEV sales to 100% globally by 2040”. Moreover, Honda plans to position its HEVs as the powertrain that will play a key role during the transition period toward the popularization of EVs and further enhance its HEV (hybrid electric vehicles) lineup.

In the Motorcycle business, Honda is striving to realize carbon neutrality for all of its motorcycle products during the 2040s, as the primary focus of environmental strategies for motorcycle business. To that end, Honda plans to accelerate electrification, while also continuing to advance ICE.

(Enhancement of the product lineup)

Honda has been strategically proceeding with plans to introduce 30 electric models globally by 2030 to achieve the goal to increase its global annual sales of electric motorcycle models to 4 million units by 2030. To this end, Honda positioned 2024 as the first year of electric globalization and made full-fledged entry into the market. By offering a wide variety of electric models that accommodate the increasingly diverse customer needs, Honda will strive to become the leading company also in the electric motorcycle market.

(Establishment and enhancement of charging and usage environment)

For the popularization of electric motorcycles, Honda has not only been enhancing its product lineup but also implementing initiatives to improve the environment for their usage. In addition to Japan, Indonesia and Thailand, Honda began offering a battery sharing service in India through its local subsidiary, Honda Power Pack Energy India Pvt. Ltd. (HEID), for the further popularization of electric motorcycle models powered by swappable batteries. Moreover, Honda plans to strengthen after-sales services and maintenance by leveraging the industry’s largest sales network* consisting of 6,000 dealership locations throughout India. In addition, with the plan to continue introducing more electric models powered by a fixed battery, Honda plans to leverage its broad sales network to enhance the battery charging network, which will eliminate customer anxiety of running out of battery power.

*	according to Honda research (as of January 2025)

In the Power Products business, we plan to position the power unit and garden sectors as key domains for electrification and strengthen our efforts to enhance product capabilities, thereby leading the industry in this transformation. Additionally, leveraging Honda’s strength in diverse mobility, we plan to enhance development and cost competitiveness by sharing core parts necessary for electrification with the motorcycle business, thus reducing costs and maximizing synergies across business areas.

In the Power Unit Sector, in addition to our existing B2B customers developed through our core business of general-purpose engines, Honda plans to actively expand the deployment of eGX (an electric version of Honda’s GX series of general-purpose engines) in areas expected to electrify. To support this, we plan to strengthen collaboration with power unit suppliers, focusing on Japan and Europe. To meet our customers’ diverse needs more precisely, we plan to prepare a wide range of variations within the eGX series.

In Garden Sector, in the U.S. market, Honda plans to offer a full lineup of electric products for landscaping professionals, aiming to expand the adoption of electric equipment among professional customers. To achieve this, we have moved to the mass production preparation phase for large models such as electric riding lawn mowers and robotic lawn mowers, which were showcased as prototypes at North American trade shows. Furthermore, for small electric products such as push lawn mowers and brush cutters, we plan to leverage external partnerships to accelerate electrification through efficient development and production schemes. We plan to also expand the framework of these collaborations to target additional customer acquisition.

For more details regarding “clean energy” and “resource circulation”, please see “Concepts and Approaches to Sustainability.”

2. To realize a zero traffic collision society

Honda aims to achieve zero traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2050*1. As a milestone, Honda aims to halve the number of global traffic collision fatalities involving Honda motorcycles and automobiles worldwide by 2030*2. All motorcycles and automobiles registered, not limited to new vehicles, are included in the scope.

*1

Traffic collision involving Honda motorcycles and automobiles (rider, driver and passengers), as well as pedestrians and bicycles as other involved parties (excluding intentional violation of traffic rules with malicious intent and cases of willful incapacitated status due to use of alcohol, drugs, or other substances)

*2	To halve the number of traffic collision fatalities per 10,000 vehicles involving Honda motorcycles and automobiles worldwide by 2030 compared to 2020

For more details, please refer to “Concepts and Approaches to Sustainability.”

3. The evolution of human capital management

Honda’s management of human capital involves developing its talent portfolio by backcasting from the desired future state, with the goal of becoming a “comprehensive mobility company that advances people and society driven by the dreams of each individual,” as outlined in the company-wide policies. To achieve this, we have identified two key human capital “materialities”* to be addressed from both medium- to long-term and short- to medium-term perspectives. Furthermore, we have identified two main themes for each human capital materiality, for a total of four main themes.

*

Materialities: We select “Priority Issues” by comprehensively analyzing social issues from the perspective of sustainability, aligning them with Honda’s strategic direction, and defining the particularly focused issues for each priority issue as “materialities”.

For more details, please refer to “Concepts and Approaches to Sustainability.”

4. Creation of innovative technologies

In pursuit of providing the values of “Transcend” and “Augment”, Honda is committed to strengthening innovation management, grounded in the belief that “creating core technologies is the source of a sustainable business foundation and competitive edge for the future.” Honda is committed to achieving a “society with zero environmental impact” and “zero traffic collision fatalities” in the future, as well as expanding the concept of mobility fields. Having defined key focus areas, resources are strategically allocated, and experts in each field lead technology development to realize these goals. Furthermore, Honda collaborates with various research institutions worldwide to explore and integrate global knowledge. The development of new technologies requires repeated trials and extensive resources before they can be commercialized. Guided by the belief that the “pursuit of new technologies” is the driving force behind the Group’s future, by making bold resource investments, we aim to sustain strong competitiveness and pursue sustainable business development.

Amid ongoing development of new technologies, Honda plans to continue to enhance application of intelligent technologies and improve the competitiveness of its HEV models. In the application of intelligent technologies, Honda is currently developing its proprietary next-generation ADAS (Advanced Driver Assistance Systems) which assists the driver with vehicle operations such as acceleration and steering throughout the entire route, on both expressways and surface roads, based on the destination the driver inputs into the navigation system. In addition, in HEV models, Honda plans to further advance its proprietary two-motor hybrid system, the e:HEV hybrid system, and platforms in all aspects. Moreover, Honda strives to improve fuel economy and further advance a driving experience that reflect Honda’s distinctive approach to maintain both high quality and driver engagement.

5. Brand value enhancement

The Honda brand has been shaped by a continuous accumulation of corporate activities alongside our customers, from its founding to the present day. We recognize enhancing the Honda brand, which has been woven over 75 years, and increasing its value for the future is recognized as one of the most important challenges Honda. In brand management, we believe it is crucial to create synergies between “consistency in brand communication as a company” and “the diversity and uniqueness of products and services.” As part of this, we have focused on developing and expanding “brand assets” that serve as guidelines for various communications and branding practices to ensure valuable consistency on a global scale. We will seek to further expand these brand assets and evolve the content, aiming to increase global utilization. We believe that this will support the creativity driven by the “dreams” of all associates and strive to establish an attractive brand that resonates with our stakeholders.

“Financial Strategy”

6. Economic value enhancement

To enhance corporate value, we recognize the need to utilize both financial and non-financial capital to achieve sustainable cash flow growth and improve capital efficiency. To realize this aim, we will work on “strategic resource allocation aligned with business transformation phases,” “strengthening management with an awareness of capital costs and responding to environmental changes” and “improving management quality and transparency through proactive dialogue.”

a. Strategic resource allocation aligned with business transformation phases

(Capital generation)

Toward 2030, Honda will seek to improve profitability with 1) continuous expansion of the Motorcycle business, 2) cost reduction effects in the Automobile business associated with the adoption of the next-generation e:HEV system and platforms, and 3) an increase in unit sales of HEV models, and will aim to keep making progress toward achieving the company-wide ROIC*1 target of 10% for the fiscal year ending March 31, 2031.

*1	[Profit for the year attributable to owners of the parent + Interest expenses (excluding the financial services businesses)] /Deployed Capital*2

*2

Equity attributable to owners of the parent + Interest-bearing liabilities (excluding those from the financial services business sector). Deployed capital is calculated using the average of the beginning and end of the period.

(Resource investment)

As for the plan announced in May 2024 to invest the total of ¥10 trillion in capital expenditures, investment and research and development expenditures to pursue its electrification strategy, Honda decided to reduce the amount by ¥3 trillion, to a total of ¥7 trillion, over the period through the fiscal year ending March 31, 2031, based on its decision to postpone the project to establish, among other things, a comprehensive EV value chain in Canada. Regarding the changes in capital allocation over the five-year period starting from the fiscal year ending March 31, 2027, in light of the reduction in the resource investment amount, Honda will strive to generate more than ¥12 trillion of operating cash flows after R&D adjustment* in cash, combining its ability to generate cash stably from its Motorcycle business and an increase in unit sales of HEV models. As for resource allocation through fiscal year ending March 31, 2031, while reducing EV-related investment by ¥3 trillion, Honda expects a minimal increase in investment related to HEV business.

*	Cash flows from operating activities (CFO) excluding R&D expenses (CFO of non-financial services businesses + R&D expenditures – amount transferred to capitalized development cost)

(Shareholder returns)

We position returning benefits to shareholders as one of the most important management priorities. Revising its resource allocation by responding to market changes swiftly and flexibly, Honda will seek to establish automobile business that can prepare for the future while also improving profitability.

Until the current fiscal year, Honda has committed to achieving steady and consistent dividend payments using a consolidated payout ratio of 30% as a reference. However, in light of the uncertainty in the business environment, Honda has made a decision to introduce DOE (Ratio of dividend on adjusted equity attributable to owners of the parent)* as the metric for determining dividend level going forward, as an expression of its ongoing commitment to maintain shareholder returns in line with business growth by capitalizing on Honda’s inherent strengths in generating cash. In this way, Honda plans to achieve growth through further strengthening of its business structure while maintaining stable and continuous shareholder returns.

*

Adjusted “equity attributable to owners of the parent”, which serves as the basis for DOE (Ratio of dividend on adjusted equity attributable to owners of the parent), is based on adjusted figures that exclude “other components of equity”, which are highly volatile due to the effects of currency rates and market conditions.

b. Strengthening management with an awareness of capital costs and responding to environmental changes

To enhance corporate value by flexibly and appropriately responding to environmental changes, we aim to infuse management with a heightened sensitivity of capital costs, maintain multiple options based on timeframes, and manage risks through flexible resource allocation. During the upcoming transformation period, investments for the future will proceed, but investment decisions will be made based on capital costs using Net Present Value (NPV). As a crucial management goal, we aim to maintain a company-wide ROIC that exceeds the cost of capital.

c. Improving management quality and transparency through proactive dialogue

To ensure that our management direction is correctly understood and appreciated by stakeholders, including shareholders and investors, our management team plans to proactively pursue and engage in increased dialogue through events and individual interviews. Through these dialogues, our management and technical leaders directly conveyed our growth strategy. Coupled with an enhanced understanding of what the capital markets expect from Honda, we aim to leverage this insight in our management and business strategies. By doing so, we strive to achieve a price-to-book ratio (PBR) of more than 1 at an early stage and continuously enhance our corporate value.

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

Sustainability Management Structure

Board of Directors
Nominating Committee
Audit Committee
Compensation Committee
Report
Supervision / Delegation of authority
Proposal / Report
Report
Direction of Policy / Approval for Proposals
Executive Council
(Chaired by Director, President, and Representative Executive Officer, and Chief Executive Officer)
Report
Proposal / Report
Supervision / Delegation of authority
Direction of Policy / Approval for Proposals
Proposal / Report
Compliance Committee
Risk Management Committee
Audit Unit
Report
Report
Internal audit
Cross-departmental Task Force
■ Consider and propose implementation measures
Respective Operations and Supervisory Units (Region/Business/Functional) / Subsidiaries
Environment
Global Environmental Secretariat Meeting
Safety
Global Safety Representative Meeting (GSRM)
Human Resources
Global Human Resources Committee (GHRC)
Human Rights
Human Rights Working Team
Occupational Safety and Health
Company-wide Safety and Health Committee
Quality
■ Regional Quality Meeting
■ Global Chief Inspecting Engineer Meeting
■ Global Automobile Quality Meeting
■ Aftersales Business Meeting
Supply Chain
(purchasing and logistics)
Sustainability Purchasing Meeting
Information sharing in each area

Overview of sustainability-related meetings

Area		Meeting structure		Details
Environment		Global Environmental Secretariat Meeting		Share the Group's latest policies on initiatives in light of international trends and management discussions, and discuss global issues to achieve medium- and long-term targets
Safety		Global Safety Representative Meeting (GSRM)		Discuss inter-regional safety issues, including sharing details of the promotion toward the new safety goals and discussing how to strengthen efforts to achieve zero traffic collision fatalities
Human Resources		Global Human Resources Committee (GHRC)		HR managers from around the world gather to discuss HR issues specific to each region, to develop global HR strategy and its deployment across the Company
Human Rights		Human Rights Working Team		Working to strengthen the initiatives and encourage associates to take appropriate action through human rights due diligence measures, including assessments for Honda Group domestic and overseas business sites and suppliers, as well as awareness-raising activities
Occupational Safety and Health		Company-wide Safety and Health Committee		Under the safety principle of "No safety, no production," direct the development and implementation of company-wide policies on safety and health, and strengthen governance in the area of safety and health
Quality	Quality related	Motorcycle / Power products	Regional Quality Meeting	Set challenges based on the quality targets established in company-wide policy, add region-specific issues to these, and regularly share the management methods and information on the contents of the formulated countermeasures
		Automobile	Global Chief Inspecting Engineer Meeting	
			Global Automobile Quality Meeting	
	Aftersales business	Automobile	Aftersales Business Meeting	Share policies and measures globally between headquarters and regional managers, with the aim to set as global benchmark levels to enable the provision of higher-quality services on-site
		Power products		
Supply Chain (purchasing and logistics)		Sustainability Purchasing Meeting		To strengthen low-carbon initiatives and human rights and compliance efforts throughout the global supply chain, discuss and coordinate policies and means of achieving globally unified measures among working-level staff from each region

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

Strategies, Indicators and Targets

1. Strategy

Honda views “environment” and “safety” as the most critical societal issues that Honda, being a comprehensive mobility company, must address with the utmost sincerity. Under the theme of realizing a society with “zero environmental impact” and “zero fatalities from traffic collisions,” we are committed to developing and implementing effective measures with speed.

(Environmental Strategy)

Honda recognizes that all business activities have environmental impacts. To address these challenges, it is important to consider the environmental impacts of each stage of the product lifecycle. Honda identifies the main environmental impacts as: CO2 emissions, use of fossil fuel-derived energy, extensive resource extraction and waste and impacts on biodiversity.

Honda, aiming for sustainable business practices, has set achieving a “Zero Environmental Impact Society” as one of its company-wide priority issues. To address environmental impacts comprehensively, Honda has established four materialities* to guide its efforts.

*

We select “Priority Issues” by comprehensively analyzing social issues from the perspective of sustainability, aligning them with Honda’s strategic direction, and defining the particularly focused issues for each priority issue as “materialities”.

Triple Action to ZERO

In our efforts to achieve a “Zero Environmental Impact Society,” we are working towards our vision by 2050 of net zero CO2, emissions, 100% utilization of carbon-free energy, and 100% use of sustainable materials. These visions are encapsulated in the concept of “Triple Action to ZERO,” a concept that consolidates three key initiatives: “Carbon Neutrality,” “Clean Energy,” and “Resource Circulation”. We position “Triple Action to ZERO” as the core concept guiding our efforts.

The three initiatives of “Triple Action to ZERO” are closely related and we aim to maximize synergistic benefits by considering their linkages.

The “Triple Action to ZERO” initiatives are also linked to the international demand for preserving biodiversity and fostering harmony with nature. In advancing these initiatives, we will consider “Nature-based Solutions*” as well.

*	Nature-based Solutions (NbS) involve advancing societal challenges while conserving and restoring natural ecosystems.

Efforts to Realize a Zero Environmental Impact Society

Key Initiatives and Milestones for Achieving Materiality

The Company aims for “carbon neutrality by 2050” across the entire product lifecycle, and is focusing on the four materialities and is prioritizing “addressing climate change” and “addressing energy issues.”

As priority actions, the Company is working on reducing CO2, emissions from product use and corporate activities, breaking these efforts down into more specific initiatives that the Company plans to implement as concrete actions. Specifically, CO2, emissions are tracked for various product groups within each business segment, as well as for individual product factories and manufacturing equipment. This approach helps in quantifying CO2, reduction amounts for each product and factory.

For long-term impact reduction measures related to the materiality of “efficient utilization of resources,” Honda is in the initial phase of preparing initiatives that may require business transformation beyond existing frameworks to achieve carbon neutrality, including efforts aimed at reducing CO2, emissions in future upstream and downstream processes.

We also recognize the importance of considering natural impacts, such as the materiality of “biodiversity conservation,” while advancing these initiatives. Therefore, Honda is aiming not only to achieve “carbon neutrality by 2050” but also to pursue a long-term perspective toward realizing a “zero environmental impact society.”

Furthermore, to achieve carbon neutrality on a society-wide scale, Honda is taking on the challenge of multifaceted initiatives in addition to the electrification of mobility.

Roadmap Towards Carbon Neutrality by 2050

2025
2030
2035
2040
2050
Materialities
■ : Management Indicators
Priority Action Measures
• Addressing Climate Change
• Addressing Energy Issues
Product Use CO₂ Emission Reduction Tank-to-Wheel (Scope 3 Category 11)
Key Initiative 1: Expansion and Promotion of Electrified Products
EV/FCEV sales ratio 100%
Automobile
■ : Sales ratio of electrified products *
Motorcycle
■ : Reduction rate of CO₂ emissions intensity of product use (Compared to FYE Mar. 31,2020) *
Power products (Power units and garden products)
Key Initiative 2: Enhancing Product Environmental Performance
Automobile
ICE/HEV Environmental performance improvement (Emissions & fuel Efficiency)
Motorcycle
ICE fuel efficiency improvement and biofuel technology advancement
■ : Reduction rate of CO₂ emissions intensity of product use (Compared to FYE Mar. 31,2020) *
Power products
Improvements in fuel efficiency technologies compatible with carbon-neutral fuels
Corporate Activities Reduction of CO₂ Emissions (Scopes 1 and 2)
Key Initiative 3: Expansion of carbon-neutral factories
■ Reduction Rate of Total CO₂ Emissions from Corporate Activities (compared to FYE Mar. 31, 2020)*
• Saitama factory automobile plant
Global expansion tailored to regional characteristic
• Carbon neutral factories for all automobile production sites
[Technology/ know-how]
[Efficiency improvement and energy conservation]+[equipment electrification] + [clean energy transition]
Improvement of production efficiency
Energy-saving measures
Electrification of production equipment
Renewable energy
Carbon credits
[Efficiency improvements and energy conservation]
Improvement of production efficiency
Energy-saving measures
Materialities
Long-Term Impact Reduction Measures
• Efficient Utilization of Resources
• Biodiversity Conservation
Upstream and Downstream CO₂ Emission Reductions (Scope 3, Other)
Nature-based Solutions (NbS)
Multifaceted Approach
Supplier collaboration / Lifecycle CO₂ emission reduction Initiatives
· Aggregation system: collaboration with suppliers
· Initiatives toward achieving the 2030 targets
· Expansion of target suppliers
· Efforts to calculate product carbon footprint
Resource circulation
· Gaining capabilities ahead of competitors
· Preparations for circular business models, products, and innovative technologies
· Realization of business transformation effects / implementation of innovative technologies
Living in harmony with nature
· Promotion of avoiding impacts on nature, minimization, and restoration/recovery activities (expansion of nature-friendly sites, assessment and analysis of nature-related dependencies and Impacts in the value-chain)
· Contribution to carbon neutrality beyond the value chain
Carbon Neutrality
Achieving a Zero Environmental Impact Society

(Safety Strategy)

Honda is addressing various factors leading to accidents by evolving and combining “Human Ability (awareness-building activities)”, “Mobility Performance (technological development)”, and “Traffic Ecosystem (collaboration, development of systems/services)”.

Honda recognizes the need to reduce fatal accidents involving motorcycles in emerging countries as a major challenge towards 2030. To address this issue, Honda will actively develop instructor training programs, corporate training at Traffic Education Centers*1, and schools for individuals in “Human Ability (awareness-building activities).” In “Mobility Performance (technological development),” for motorcycles, Honda will expand the application of advanced braking systems such as “ABS”*2 and “CBS,”*3 as well as lights with high visibility for both riders and other road users. For automobiles, Honda will actively promote the functional evolution and widespread use of advanced driver-assistance systems (ADAS), such as Honda SENSING with a motorcycle detection function in emerging countries and Honda SENSING 360 in developed countries, tailored to the local realities of each region. In “Traffic Ecosystem (collaboration, development of systems/services)”, we are strengthening our collaboration with international organizations such as the United Nations in relation to traffic safety. We will support safety policies such as institutional reform, awareness-building and infrastructure development by providing the knowledge and know-how cultivated through Honda’s long-standing safety activities to countries around the world, with a focus on emerging countries, through such organizations.

A major challenge for the year 2050 is to reduce traffic collision fatalities among pedestrians, bicyclists, and motorcycle riders, those considered as vulnerable road users worldwide. To address this challenge, Honda will accelerate the efforts of the “Traffic Ecosystem (collaboration, development of systems/services).” Specifically, we will promote research and development relating to “Safe and Sound Network Technology” and standardization of technologies for social implementation.

*1

Traffic Education Centers: Honda facilities where internal and external traffic safety instructors are trained and driving safety education is provided to corporations, schools and individual customers.

*2	ABS : Antilock Braking System
*3	CBS : Combined Braking System

2. Indicators and targets

(Environment)

To realize a society with zero environmental impact, Honda will execute initiatives. Please refer to the chart below.

Important themes	Materiality	Management Indicators		Category		Targets fiscal year ending March 31, 2031
Realization of Zero Environmental Impact Society	-Challenging climate change issues -Challenging energy-related issues -Efficient utilization of resources -Biodiversity conservation	KGI	Reduction rate of CO2 emissions from corporate activities (compared to FYE Mar. 31, 2020)	Consolidated		— *1
			Total CO2 emissions from products	Consolidated /Business		— *1
			Waste reduction rate (compared to BAU*2)	Consolidated		— *1
			Water intake reduction rate (compared to BAU*2)			— *1
		KPI	Sales ratio of electrified products	Business	Motorcycles Automobiles Power products	— *1
			Reduction rate of CO2 emissions intensity of product use (compared to FYE Mar. 31, 2020)			— *1

*1

The previously disclosed management indicators (KGI and KPI) for the fiscal year ending March 31, 2031 are currently under review due to changes in the business environment. Honda is in the process of recalculating these targets and plans to disclose updated target figures in its integrated report, “Honda Report 2025.

*2	The estimated result for the fiscal year ended March 31, 2031 based on our production plans but without implementing our reduction strategies. (Business As Usual)

(Safety)

Honda aims for zero [traffic collision fatalities involving Honda motorcycles and automobiles] globally by 2050*1. As a milestone, Honda targets reducing world-wide traffic fatalities involving its vehicles halving by 2030 compared to 2020 levels*2. This includes not only new vehicles but all registered Honda motorcycles and automobiles on the market.

To realize the 2030 milestone, moving forward, Honda will particularly focus on enhancing collision safety performance and expanding the evolution and application of advanced driver-assistance systems (ADAS) for automobiles. For motorcycles, Honda will expand the application of advanced braking systems such as “ABS” and “CBS”, as well as lights with high visibility for both riders and other road users. To track the progress of these initiatives, Honda has defined key performance indicators (KPIs) for advanced safety equipment application rates such as of Honda SENSING 360 for automobiles in developed countries*3, Honda SENSING for four-wheel vehicles in emerging countries*4, and advanced braking systems (“ABS”/“CBS”) for motorcycles in emerging countries*5 so as to set target to ensure steady progress.

Metrics and Targets

Management Indicators (KPI)	Targets fiscal year ending March 31, 2031

Advanced Safety Equipment Application Rate	Automobiles in developed countries*3 Honda SENSING 360	100%
	Automobiles in emerging countries*4 Honda SENSING	100%
	Motorcycles in emerging countries*5 Advanced Braking (“ABS”/“CBS”)	100%

*1

Traffic collision involving Honda motorcycles and automobiles (rider, driver and passengers), as well as pedestrians and bicycles as other involved parties (excluding intentional violation of traffic rules with malicious intent and cases of willful incapacitated status due to use of alcohol, drugs, or other substances)

*2	Halve the number of traffic collision fatalities per 10,000 vehicles involving Honda motorcycles and automobiles worldwide in 2030 compared to 2020.
*3	Japan, The United States, China, Europe.
*4	Representative measurement countries India, Indonesia, Malaysia, Thailand and Brazil.
*5	Representative measurement countries India, Indonesia, Vietnam, Thailand and Brazil.

Human Capital Strategy, Indicators and Targets

1. Strategy

(Honda’s Human Capital Strategy)

Honda’s management of human capital involves developing its talent portfolio by backcasting from the desired future state, with the goal of becoming a “comprehensive mobility company that advances people and society driven by the dreams of each individual,” as outlined in the company-wide policies. To achieve this, we have identified two key human capital “materialities”*1 to be addressed from both medium- to long-term and short- to medium-term perspectives.

Furthermore, we have identified two main themes for each human capital materiality, for a total of four main themes. For each theme, we have established management indicators*2 and set goals to be achieved by the fiscal year ending March 31, 2031, along with key initiatives to focus on, and are executing them to achieve our goals. Starting from the fiscal year ended March 31, 2025, we have established an advisory body to the Executive Council to deliberate on key issues related to people and organizations, thereby enhancing the alignment between business strategy and human capital strategy.

Perspective	Human capital materialities	Main themes
medium- to long-term	Activating associates’ intrinsic motivations and fostering the integration of diverse individuals	1. Evolution of people management skills and organizational revitalization that activates intrinsic motivation
2. Cultivate an organizational culture where diverse individuals can fuse and thrive
short- to medium-term	Ensuring both sufficiency of both quantity and quality of human resources in focus areas	3. Global management of human capital contributing to business strategy
4. Investment in human resource development to continuously create new value in emerging fields

*1

Materialities: We select “Priority Issues” by comprehensively analyzing social issues from the perspective of sustainability, aligning them with Honda’s strategic direction, and defining the particularly focused issues for each priority issue as “materialities”.

*2

Management indicators: KGIs for which the Board of Directors is responsible for supervision and KPIs for which the Executive Council is responsible for execution. Prior to the fiscal year ending March 2025, the scope of the indicators associated with the main themes was limited to Japan (the Company and its subsidiaries in Japan subject to labor contracts with our union), but from the fiscal year ending March 2026 onward, the scope is determined for each indicator based on our strategy, and categorized into Global (including the Company and its subsidiaries in Japan subject to labor contracts with our union and overseas consolidated subsidiaries) and Japan (the Company and its subsidiaries in Japan subject to labor contracts with our union).

2. Indicators and Targets

(Human Capital materialities (Medium- to Long-Term Perspective): Activating associates’ intrinsic motivations and fostering the integration of diverse individuals)

- Main theme 1. Evolution of people management skills and organizational revitalization that activates intrinsic motivation

• Management indicator (KGI) and Achievement/Target

KGI	Scope	Achievement	Target
		Fiscal year ended March 31, 2025	Fiscal year ending March 31, 2026	Fiscal year ending March 31, 2031
Associate engagement scores	Global	Percentage of positive responses 46%*	Percentage of positive responses 60% or more	Percentage of positive responses 65% or more

*

Currently, the scope of this indicator is global (including the Company and its subsidiaries in Japan subject to labor contracts with our union and overseas consolidated subsidiaries). However, through the fiscal year ended March 2025, the scope was limited to the Company and its subsidiaries in Japan subject to labor contracts with our union, and the achievement for that fiscal year only reflect that scope.

• Concept behind Management Indicator (KGI)

At Honda, to embody the Global Brand Slogan (GBS), we regard a high level of associates’ intrinsic motivation toward challenges and goals and management’s willingness to provide support as a “high engagement score,” and set our indicators accordingly.

• Calculation Formula

The average percentage of positive responses (rated 4 or 5 on a 5-point scale) among all responses to the two questions in the annual associate survey conducted in each region addressing the level of associates’ intrinsic motivation and management’s willingness to support and encourage.

- Main themes 2. Cultivate an organizational culture where diverse individuals can fuse and thrive

• Management indicators (KPI) and Achievement/Target

KPI	Scope	Achievement	Target
		Fiscal year ended March 31, 2025	Fiscal year ending March 31, 2026	Fiscal year ending March 31, 2031
Inclusion score	Global	3.67 Points (5-point scale)	—	—
Ratio of women in management positions	Japan*1	1.7 times compared to Fiscal year ended March 31, 2021	2.1 times compared to Fiscal year ended March 31, 2021*2	4.0 times compared to Fiscal year ended March 31, 2021

*[1]	Scope: The Company and its subsidiaries in Japan subject to labor contracts with our union
*2

To steadily advance initiatives for the active participation of women, we have reviewed our annual plans based on current achievements and revised the target for the fiscal year ending March 2026 from 3.0 times to 2.1 times. The target for the fiscal year ending March 2031 remains unchanged, and we will continue to promote efforts toward achieving this goal.

• Concept behind Management Indicator (KPI)

(Inclusion score)

In order to realize inclusion of all associates at Honda, we have established a new inclusion score to measure its penetration in the workplace.

(Ratio of women in management positions)

In Japan, we are promoting the advancement of women and have set the ratio of women in management positions as a key indicator. We comply with the action plan stipulated under Japan’s Act on the Promotion of Women’s Active Engagement in Professional Life (Act No. 64 of 2015).

• Calculation Formula

(Inclusion score)

Average scores of responses to questions addressing acceptance of diversity, sense of belonging and individuality in the organization, and psychological safety in the annual associate survey conducted in each region.

(Ratio of women in management positions)

Multiples of the number of women in management positions in Japan as of the fiscal year ended March 31, 2021.

(Human Capital materialities (Short- to Medium-term Perspective): Ensuring sufficiency of both quantity and quality of human resources in focus areas)

- Main themes 3. Global management of human capital contributing to business strategy

• Management indicator (KPI) and Achievement/Target

KPI	Scope	Achievement	Target
		Fiscal year ended March 31, 2025	Fiscal year ending March 31, 2026	Fiscal year ending March 31, 2031
Human resource sufficiency rate in focus areas	Global	Annual sufficiency rate: 97%	Annual sufficiency rate: 100%	Annual sufficiency rate: 100%

•	Concept behind Management Indicator (KPI)

This indicator is used to monitor the sufficiency status of required personnel in focus areas. Currently, in addition to software development personnel—who have long been positioned as a focus—we have also included battery-related personnel* in the scope. Targets are set based on the total number of required personnel for both categories, and initiatives are being implemented accordingly.

*	Various personnel involved in the battery lifecycle and the battery value chain

•	Calculation Formula

Identify target organizations in focus areas and calculate the human resource sufficiency rate using the number of required personnel based on the business plan as the denominator, and the number of associates engaged in target organizations as the numerator.

- Main themes 4. Investment in human resource development to continuously create new value in emerging fields

•	Management indicator (KPI) and Achievement/Target

KPI	Scope	Achievement	Target
		Fiscal year ended March 31, 2025	Fiscal year ending March 31, 2026	Fiscal year ending March 31, 2031
Financial investment in human resource development in focus areas	Global	Not disclosed	Attaining the highest global market standards.	Attaining the highest global market standards.

•	Concept behind Management Indicator (KPI)

To achieve human resources sufficiency in focus areas and secure top-tier technological advantage in new fields, we are set to implement more investments in human resources development than ever before. Currently, we are building a talent development system for focus areas and deploying education programs tailored to different levels of expertise. We will continue to aggressively expand our investment.

•	Calculation Formula

Investment in the above initiatives in focus areas

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

2. Risk management

Honda has established the Risk Management Committee to identify, check and discuss the status of company-wide priority risks which are deemed important for the entire corporate entity.

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

3. Strategy

To achieve more sustainable corporate management, Honda identifies and evaluates short-, medium-, and long-term climate change-related risks and opportunities, reflects them in the corporate strategy, and promotes initiatives to generate new business opportunities through advancing Honda’s technologies, products and services. Honda will continue its efforts to enhance the corporate resilience.

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

In the scenario analysis, Honda has examined climate-related risks and opportunities for motorcycle, automobile, and power products businesses in accordance with the classification of the TCFD recommendations and quantified the medium- to long-term financial impact under the scenario to the extent possible for evaluation and analysis.

For the scenario analysis based on the TCFD recommendations, we primarily used the following scenarios.

• 1.5°C scenario

Honda refers to the NZE (Net Zero Emissions by 2050 Scenario) and APS (Announced Pledges Scenario) of the IEA (International Energy Agency) and the IPCC (Intergovernmental Panel on Climate Change) AR6 SSP1-1.9.

As part of the 1.5°C scenario, Honda assumes that measures to achieve carbon neutrality by 2050 will be promoted across the world in the long-term and that the development and use of new technologies will promote the widespread use of carbon-free products and renewable energy.

Additionally, we have assumed that the transition to a circular economy will accelerate. In the automobile industry, despite uncertainties due to policy changes, we assume even more stringent regulations on fuel efficiency and zero-emission vehicles (ZEVs) in the long-term, and, as a result, producing a rise in demand for electric vehicles (EVs) and fuel cell electric vehicles (FCEVs) — although mainly in developed countries.

Furthermore, in the motorcycle, automobile, and power products businesses, we assume that customers’ sense of value will shift, with an increasing number developing a preference for carbon-free products and services.

• 4°C Scenario

Honda has developed our 4°C scenario by using IPCC AR6 SSP3-7.0.

In the 4°C scenario, we assume that irreversible environmental changes will occur, leading to more frequent and more severe natural disasters.

(Risks and Opportunities and Honda’s Responses*1)

			Risk	Impact level	Timeframe *2	Opportunity	Response

Transition Risk	1.5°C	Policy and Regulation	• Payment of fines for failure in complying with fuel efficiency regulations • Drop in unit sales of internal-combustion engine (ICE) vehicles due to more stringent fuel efficiency regulations, etc.	More than 100 billion yen	Medium term

• Increase in sales due to a sales expansion of electrified products and services

• Reduction of business operation costs through introducing the higher energy efficiency production facilities and utilization of renewable energy

• Introduce innovative environmental technologies, such as electrification, to become carbon neutral, diversifying energy sources and implementing total energy management initiatives

• Promote the improvement of production efficiency, implementation of energy saving measures, shifting to low-carbon energy and use of renewable energy

			• Increased costs due to carbon tax and Emissions Trading System (ETS), etc.	Between 10 billion yen and 100 billion yen	Medium term
		Changes in Market	• Increase in energy purchase prices due to cleaner energy in the market	Between 10 billion yen and 100 billion yen	Medium term

Physical Risk	4°C	Acute/Chronic	• Suspension of production resulting from natural disasters, which will damage Honda’s production bases and disrupt its supply chain	Between 10 billion yen and 100 billion yen	Long term	• Increase in sales of electrified products that can be used as an emergency power source when the need for power supply increases during a disaster

• Formulation and revise of business continuity planning (BCP) , Implementation of countermeasures by conducting trainings

• Promote the establishment of a stable production structure via a robust supply chain

*1	This list is not intended be exhaustive and does not cover all risks and opportunities or Honda’s measures with respect thereto.
*2

The timeframes are defined based on the timing of the effects that are expected to occur. The short-term refers to within one year (aligned with the annual action plan period), the medium-term covers the period from the next two years through the fiscal year ending March 2031 (aligned with medium-term management plan period), and the long-term covers periods beyond the fiscal year ending March 2031 through 2050 (2050 as the benchmark year for Honda’s carbon neutrality goals).

4. Metrics and Targets

By 2050, Honda is seeking to realize carbon neutrality for all products and corporate activities the Company is involved with. Please see “Concepts and Approaches to Sustainability— Strategies, Indicators and Targets—2. Indicators and targets.”

C. Organizational Structure

As of March 31, 2025, the Company had 55 Japanese subsidiaries and 229 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Banco Honda S.A.	Brazil	Finance	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2025, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Yorii-machi, Osato-gun, Saitama, Japan	3,847	Automobiles
Hamamatsu, Shizuoka, Japan	1,835	Power products and transmissions
Suzuka, Mie, Japan	5,407	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,497	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A.	817	Aircraft
Burlington, North Carolina, U.S.A.	112	Aircraft engines
Marysville, Ohio, U.S.A.	5,274	Automobiles
Anna, Ohio, U.S.A.	2,649	Engines
East Liberty, Ohio, U.S.A.	2,476	Automobiles
Lincoln, Alabama, U.S.A.	4,746	Automobiles and engines
Greensburg, Indiana, U.S.A.	2,462	Automobiles
Alliston, Canada	4,812	Automobiles and engines
El Salto, Mexico	476	Motorcycles
Celaya, Mexico	5,005	Automobiles
Gurugram, India	1,967	Motorcycles
Alwar, India	2,929	Motorcycles and automobiles
Narasapura, India	2,268	Motorcycles
Ahemdabad, India	1,090	Motorcycles
Karawang, Indonesia	2,540	Automobiles and engines
Melaka, Malaysia	2,086	Automobiles
Batangas, Philippines	1,645	Motorcycles
Ayutthaya, Thailand	2,175	Automobiles
Prachinburi, Thailand	1,152	Automobiles
Bangkok, Thailand	3,744	Motorcycles and power products
Phuc Yen, Vietnam	4,695	Motorcycles and automobiles
Duy Tien, Vietnam	745	Motorcycles
Buenos Aires, Argentina	754	Motorcycles
Itirapina, Brazil	1,372	Automobiles
Manaus, Brazil	8,199	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2025, the Company’s property, with a net book value of approximately ¥2.7 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2025 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥3,671.4 billion, increased by ¥834.9 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥537.4 billion, increased by ¥149.4 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2024	2025	Increase (Decrease)

	Yen (millions)
Motorcycle Business	¥57,244	¥75,156	¥17,912
Automobile Business	315,524	457,436	141,912
Financial Services Business	2,449,030	3,122,445	673,415
Financial Services Business (Excluding Equipment on Operating Leases)	561	149	(412)
Power Products and Other Businesses	14,657	16,415	1,758
Total	¥2,836,455	¥3,671,452	¥834,997
Total (Excluding Equipment on Operating Leases)	¥387,986	¥537,427	¥149,441

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥75,156 million in the fiscal year ended March 31, 2025. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥457,436 million in the fiscal year ended March 31, 2025. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥149 million in the fiscal year ended March 31, 2025, while capital expenditures for equipment on operating leases were ¥3,122,296 million.

In Power products business, capital expenditures of ¥16,415 million in the fiscal year ended March 31, 2025, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after FYE Mar. 31, 2025

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2026 are shown below.

Fiscal year ending March 31, 2026
Yen (millions)
Motorcycle Business	¥109,300
Automobile Business	492,000
Financial Services Business	1,300
Power Products and Other Businesses	17,400

Total	¥620,000

The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.

Intangible assets are not included in the table above.

Honda announced in April 2024 that we will start a full-scale study to establish a comprehensive EV value chain in Canada in order to strengthen the EV supply system for the future increase in demand for EVs in North America. However, in May 2025, we further announced our decision to postpone this plan by approximately two years due to the current slowdown in EV demand; Honda plans to announce more details including the specific timing of the resumption of the project once finalized.

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

Furthermore, in order to secure stable battery procurement in North America, the Company established an unconsolidated joint venture to manufacture lithium-ion batteries for electric vehicles in the United States during the fiscal year ended March 31, 2023. The joint venture began construction of a new battery plant early in 2023 and completed construction in 2024. All batteries produced by the new joint venture will be supplied exclusively to Honda plants in North America. For details, see “Unrecognized commitment” of note “(30) Related Parties” to the accompanying consolidated financial statements.

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

A. Operating Results

Overview

Honda aims to achieve a zero environmental impact of society of not only its products but also the entire product life cycle, including its corporate activities, and zero traffic collision fatalities involving our motorcycles and automobiles globally by 2050. For more details, please see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Management Policies and Strategies.” To achieve these goals, it will be essential to make investments strategically at the appropriate timing. We will leverage the stable business foundation of Motorcycle business and Financial services business as well as ICE/hybrid products in Automobile business. As we invest in the field of intelligence, we will further shift resources to the electric business, while carefully assessing the level of EV adoption in the market.

Our business is subject to a severe economic and social environment, and our profitability depends on various factors. Since the inauguration of the new administration in the United States, there have been various policy changes, including the proposal or impression of additional tariffs, and we are closely monitoring these trends. For details of these social issues and the risks we are subject to, please see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially” and Item 3.D “Risk Factors.” In the process of, or as a result of, dealing with such social issues and risks, our sales volumes may be affected and additional costs may be incurred, which may have a significant effect on our future profitability.

Business Environment

The economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2025, picked up as inflation started to level off, although the future outlook remained uncertain due to uncertain international situations, including the situations in Ukraine, the Middle East and the South China Sea, trade policies of various countries and others. In the United States, the economy expanded due to increased consumer spending despite continued concerns over high interest rates. In Europe, the economy showed signs of recovery in some areas while at a standstill in others. In Asia, the economy expanded in India despite at a slower pace of growth, and moderately recovered in Indonesia. Thailand’s economy weakened in the second half of the fiscal year ended March 31, 2025, while economy remained stagnant in China. In Japan, the economy recovered moderately due to an improved employment and income conditions, although there were signs of a standstill in some sectors.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of FYE Mar. 31, 2025 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2025, increased from the fiscal year ended March 31, 2024, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Operating profit decreased from the previous fiscal year, due mainly to decreased profit attributable to sales impacts, increased research and development expenses as well as the change in the estimation model for automobile product warranties, which was partially offset by increased profit attributable to price and cost impacts.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs), and side-by-sides (SxS) in the fiscal year ended March 31, 2025 totaled 13,685 thousand units, increased by 12.0% from the previous fiscal year, mainly due to the increases in consolidated unit sales primarily in India, Vietnam, the Philippines, which were offset by a decrease in consolidated unit sales in Thailand.

Automobile Business

Honda’s consolidated unit sales of automobiles in the fiscal year ended March 31, 2025 totaled 2,840 thousand units, decreased by 0.6% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in Asia.

Power Products and Other Businesses

Honda’s consolidated unit sales of power products in the fiscal year ended March 31, 2025 totaled 3,700 thousand units, decreased by 2.9% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in Europe, which was offset by an increase in consolidated unit sales in Asia.

FYE Mar. 31, 2025 Compared with FYE Mar. 31, 2024

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2025, increased by ¥1,259.9 billion, or 6.2%, to ¥21,688.7 billion from the fiscal year ended March 31, 2024, due mainly to increased sales revenue in Motorcycle business as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥623.3 billion, or 3.1%, compared to the increase as reported of ¥1,259.9 billion, which includes positive foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,428.4 billion, or 7.5%, to ¥20,475.2 billion from the previous fiscal year. Cost of sales increased by ¥1,008.1 billion, or 6.3%, to ¥17,024.7 billion from the previous fiscal year, due mainly to increased costs attributable to increased consolidated sales revenue in Motorcycle business as well as foreign currency effects. Selling, general and administrative expenses increased by ¥244.4 billion, or 11.6%, to ¥2,351.0 billion from the previous fiscal year, due mainly to increased expenses as well as the change in the estimation model for automobile product warranties. In addition, the change in the estimation model for automobile product warranties amounted to ¥127.6 billion. For further detail, see note “(17) Provisions” to the accompanying consolidated financial statements for a description of the change in the estimation model for automobile product warranties. Research and development expenses increased by ¥175.8 billion, or 19.0%, to ¥1,099.4 billion from the previous fiscal year.

Operating Profit

Operating profit decreased by ¥168.4 billion, or 12.2%, to ¥1,213.4 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts, increased research and development expenses as well as the change in the estimation model for automobile product warranties, which was partially offset by increased profit attributable to price and cost impacts. Honda estimates that by excluding negative foreign currency effects of approximately ¥93.6 billion, operating profit would have decreased by approximately ¥74.8 billion.

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

Profit before Income Taxes

Profit before income taxes decreased by ¥324.7 billion, or 19.8%, to ¥1,317.6 billion from the previous fiscal year. The main factors behind this decrease, except factors relating to operating profit, are as follows:

Share of profit (loss) of investments accounted for using the equity method had a negative impact of ¥109.8 billion, due mainly to decreased profit at affiliates and joint ventures in Asia.

Finance income and finance costs had a negative impact of ¥46.4 billion, due mainly to effect from gains or losses on foreign exchange, which was partially offset by increased interest income. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥45.1 billion, or 9.8%, to ¥414.6 billion from the previous fiscal year. The average effective tax rate increased by 3.5 percentage points to 31.5% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Profit for the Year

Profit for the year decreased by ¥279.5 billion, or 23.6%, to ¥903.0 billion from the previous fiscal year.

Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent decreased by ¥271.3 billion, or 24.5%, to ¥835.8 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests decreased by ¥8.2 billion, or 10.9%, to ¥67.1 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) totaled 13,685 thousand units, increased by 12.0% from the previous fiscal year, due mainly to increased consolidated unit sales in Asia.

Sales revenue from external customers increased by ¥406.4 billion, or 12.6%, to ¥3,626.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥440.7 billion, or 13.7%, compared to the increase as reported of ¥406.4 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased by ¥299.2 billion, or 11.2%, to ¥2,963.1 billion from the previous fiscal year. Cost of sales increased by ¥267.2 billion, or 12.0%, to ¥2,493.0 billion, due mainly to an increase in costs attributable to increased consolidated unit sales as well as foreign currency effects. Selling, general and administrative expenses increased by ¥8.9 billion, or 2.5%, to ¥365.4 billion, due mainly to increased expenses. Research and development expenses increased by ¥22.9 billion, or 28.1%, to ¥104.6 billion.

Operating profit increased by ¥107.2 billion, or 19.3%, to ¥663.4 billion from the previous fiscal year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by negative foreign currency effects.

Japan

Total demand for motorcycles in Japan* decreased by around 6% from the previous fiscal year to approximately 370 thousand units in the fiscal year ended March 31, 2025.

Honda’s consolidated unit sales in Japan decreased by 7.1% from the previous fiscal year to 224 thousand units in the fiscal year ended March 31, 2025, mainly due to the decreases in sales units of the Dax125 and CT125 Hunter Cub, despite an increase in sales units of the Super Cub 50.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, decreased by around 4% from the previous year to approximately 700 thousand units in calendar year 2024.

Honda’s consolidated unit sales in North America increased by 10.0% from the previous fiscal year to 548 thousand units in the fiscal year ended March 31, 2025, mainly due to an increase in sales units of the Navi primarily in Mexico.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe*1 increased by around 5% from the previous year to approximately 1,240 thousand units in calendar year 2024.

Honda’s consolidated unit sales in Europe increased by 8.0% from the previous fiscal year to 475 thousand units in the fiscal year ended March 31, 2025, mainly due to an increase in sales units of the PCX.

*1

Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria. The total includes ICE vehicles, but does not include EVs, EMs and EBs*[2].

*2	EM: Electric Moped with a maximum speed ranging from 25km/h to 50km/h
EB: Electric Bicycle with a maximum speed of 25 km/h or slower
Excluding battery-assisted bicycles

Asia

Total demand for motorcycles in India*1, the largest market within Asia, increased by around 15% from the previous year to approximately 19,160 thousand units in calendar year 2024. Total demand for motorcycles in the other countries in Asia*2 decreased by around 1% from the previous year to approximately 18,210 thousand units in calendar year 2024, mainly due to a decrease in sales units in China, which was offset by an increase in sales units in Indonesia.

Honda’s consolidated unit sales in Asia increased by 12.5% from the previous fiscal year to 10,591 thousand units in the fiscal year ended March 31, 2025, mainly due to the increases in sales units of the Activa and SP series in India.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. Unit sales increased by around 3% from the previous fiscal year to approximately 4,910 thousand units in the fiscal year ended March 31, 2025, mainly due to the increases in sales units of the Stylo 160 and PCX.

*1	Based on Honda research. The total includes ICE vehicles, but does not include EVs, EMs and EBs.
*2

Based on Honda research. Only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China. The total includes ICE vehicles, but does not include EVs, EMs and EBs.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, increased by around 12% from the previous year to approximately 1,710 thousand units in calendar year 2024.

Honda’s consolidated unit sales increased by 13.7% from the previous fiscal year to 1,847 thousand units in the fiscal year ended March 31, 2025, mainly due to the increases in sales units of the Biz series and the Pop 110i ES in Brazil.

*	Source: ABRACICLO (Brazilian Association of Manufacturers of Motorcycle, Moped, Bicycles and Similar)

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 2,840 thousand units, decreased by 0.6% from the previous fiscal year, due mainly to decreased consolidated unit sales in Asia.

Sales revenue from external customers increased by ¥601.6 billion, or 4.4%, to ¥14,169.2 billion from the previous fiscal year, due mainly to positive foreign currency translation effects. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥82.0 billion, or 0.6%, compared to the increase as reported of ¥601.6 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥676.3 billion, or 4.9%, to ¥14,467.8 billion from the previous fiscal year.

Operating costs and expenses increased by ¥993.1 billion, or 7.5%, to ¥14,224.0 billion from the previous fiscal year. Cost of sales increased by ¥645.9 billion, or 5.9%, to ¥11,555.9 billion, due mainly to foreign currency effects. Selling, general and administrative expenses increased by ¥200.5 billion, or 13.3%, to ¥1,707.1 billion, due mainly to an increase in expenses as well as the change in the estimation model for automobile product warranties. Research and development expenses increased by ¥146.6 billion, or 18.0%, to ¥960.9 billion.

Operating profit decreased by ¥316.7 billion, or 56.5%, to ¥243.8 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts, increased research and development expenses as well as the change in the estimation model for automobile product warranties, which was partially offset by increased profit attributable to price and cost impacts.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2024	2025
Passenger cars:	39%	36%
ACCORD, CITY, CIVIC, FIT, INTEGRA, JAZZ

Light trucks:	54%	56%
BREEZE, CR-V, ELEVATE, FREED, HR-V, ODYSSEY, PILOT, VEZEL, WR-V, ZR-V

Mini vehicles:	7%	8%
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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category and passenger cars category were approximately 10% higher, and our mini vehicles category was approximately 70% lower compared with weighted average contribution margin for the fiscal year ended March 31, 2025. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 increased by around 1% from the previous fiscal year to approximately 4,570 thousand units in the fiscal year ended March 31, 2025.

Honda’s consolidated unit sales in Japan*2 increased by 2.7% from the previous fiscal year to 539 thousand units in the fiscal year ended March 31, 2025, mainly due to an increase in sales units of the WR-V.

Honda’s unit production of automobiles in Japan decreased by 2.0% from the previous fiscal year to 693 thousand units in the fiscal year ended March 31, 2025.

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

North America

Total demand for automobiles in the United States*, the principal market within North America, increased by around 3% from the previous year to approximately 16,040 thousand units in calendar year 2024.

Honda’s consolidated unit sales in North America increased by 1.6% from the previous fiscal year to 1,654 thousand units in the fiscal year ended March 31, 2025, mainly due to the increases in sales units of the PROLOGUE and CIVIC.

Honda’s unit production of automobiles in North America increased by 0.6% from the previous fiscal year to 1,608 thousand units in the fiscal year ended March 31, 2025.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased by around 1% from the previous year to approximately 12,960 thousand units in calendar year 2024.

Honda’s consolidated unit sales in Europe decreased by 9.7% from the previous fiscal year to 93 thousand units in the fiscal year ended March 31, 2025, mainly due to a decrease in sales units of the ZR-V.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries, and the U.K.

Asia

Total demand for automobiles in Asia*1 increased by around 1% from the previous year to approximately 8,900 thousand units in calendar year 2024, mainly due to the increases in demand in India and the Philippines, which were offset by the decreases in Thailand and Indonesia. Total demand for automobiles in China*2 increased by around 4% from the previous year to approximately 31,430 thousand units in calendar year 2024.

Honda’s consolidated unit sales in Asia decreased by 15.2% from the previous fiscal year to 397 thousand units in the fiscal year ended March 31, 2025, mainly due to the decreases in sales units of the BR-V and WR-V in Indonesia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales substantially decreased by 33.7% from the previous fiscal year to 786 thousand units in the fiscal year ended March 31, 2025, mainly due to a decrease in sales units of the CIVIC.

Honda’s unit production by consolidated subsidiaries in Asia*3 decreased by 14.8% from the previous fiscal year to 476 thousand units in the fiscal year ended March 31, 2025.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. substantially decreased by 33.9% from the previous fiscal year to 768 thousand units in the fiscal year ended March 31, 2025.

*1	The total is based on Honda research and includes the following markets: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan, and Taiwan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following markets: Thailand, Indonesia, Malaysia, Vietnam, India, Pakistan, and Taiwan.

Other Regions

Total demand for automobiles in Brazil*, the principal market within Other Regions, increased by around 14% from the previous year to approximately 2,480 thousand units in calendar year 2024.

Honda’s consolidated unit sales increased by 18.9% from the previous fiscal year to 157 thousand units in the fiscal year ended March 31, 2025, mainly due to an increase in sales units of the CITY in Brazil.

Unit production at Honda’s plant in Brazil substantially increased by 27.0% from the previous fiscal year to 99 thousand units in the fiscal year ended March 31, 2025.

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

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2025, increased by ¥1,298.7 billion, or 9.7%, to ¥14,676.8 billion from March 31, 2024. Honda estimates that by applying Japanese yen exchange rates as of March 31, 2024, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2025 would have increased by approximately ¥1,561.3 billion, or 11.7%, from March 31, 2024.

Sales revenue from external customers increased by ¥258.9 billion, or 8.0%, to ¥3,507.7 billion from the previous fiscal year, due mainly to increased revenue from retail loans as well as positive foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥115.9 billion, or 3.6%, compared to the increase as reported of ¥258.9 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥260.4 billion, or 8.0%, to ¥3,512.2 billion from the previous fiscal year.

Operating costs and expenses increased by ¥218.7 billion, or 7.3%, to ¥3,196.5 billion from the previous fiscal year. Cost of sales increased by ¥179.7 billion, or 6.4%, to ¥2,985.1 billion from the previous fiscal year, due mainly to an increase in costs attributable to increased revenue from retail loans as well as foreign currency effects. Selling, general and administrative expenses increased by ¥39.0 billion, or 22.7%, to ¥211.4 billion from the previous fiscal year, due mainly to increased expenses.

Operating profit increased by ¥41.6 billion, or 15.2%, to ¥315.6 billion from the previous fiscal year, due mainly to increased sales revenue.

Power Products and Other Businesses

Honda’s consolidated unit sales of power products totaled 3,700 thousand units, decreased by 2.9% from the previous fiscal year, due mainly to decreased consolidated unit sales in Europe, which was partially offset by increased consolidated unit sales in Asia.

Sales revenue from external customers decreased by ¥7.1 billion, or 1.8%, to ¥385.1 billion from the previous fiscal year, due mainly to decreased consolidated unit sales. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥15.2 billion, or 3.9%, compared to the decrease as reported of ¥7.1 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥7.7 billion, or 1.8%, to ¥414.6 billion from the previous fiscal year.

Operating costs and expenses decreased by ¥7.1 billion, or 1.7%, to ¥424.0 billion from the previous fiscal year. Cost of sales decreased by ¥9.2 billion, or 2.8%, to ¥323.2 billion, due mainly to a decrease in costs attributable to decreased consolidated unit sales in Power products business. Selling, general and administrative expenses decreased by ¥4.0 billion, or 5.7%, to ¥66.9 billion, due mainly to decreased expenses. Research and development expenses increased by ¥6.1 billion, or 22.4%, to ¥33.8 billion from the previous fiscal year.

Operating loss was ¥9.4 billion, an increase of ¥0.5 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts as well as negative foreign currency effects, which was partially offset by increased profit attributable to price and cost impacts. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥38.8 billion, an increase of ¥5.9 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in Japan decreased by 7.9% from the previous fiscal year to 278 thousand units in the fiscal year ended March 31, 2025, mainly due to a decrease in sales units of generators.

North America

Honda’s consolidated unit sales in North America decreased by 5.8% from the previous fiscal year to 1,020 thousand units in the fiscal year ended March 31, 2025, mainly due to a decrease in sales units of lawn mowers.

Europe

Honda’s consolidated unit sales in Europe decreased by 18.0% from the previous fiscal year to 651 thousand units in the fiscal year ended March 31, 2025, mainly due to a decrease in sales units of OEM engines*.

*	OEM (Original Equipment Manufacturer) engines refer to engines installed on products sold under a third-party brand.

Asia

Honda’s consolidated unit sales in Asia increased by 9.2% from the previous fiscal year to 1,413 thousand units in the fiscal year ended March 31, 2025, mainly due to an increase in sales units of OEM engines.

Other Regions

Honda’s consolidated unit sales in Other Regions decreased by 0.3% from the previous fiscal year to 338 thousand units in the fiscal year ended March 31, 2025, mainly due to a decrease in sales units of OEM engines.

Geographical Information Based on the Location of the Company and Its Subsidiaries

As of and for the year ended March 31, 2024

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥5,392,760	¥12,073,777	¥966,320	¥5,009,961	¥1,081,946	¥24,524,764	¥(4,095,962)	¥20,428,802

Operating profit (loss)	¥151,070	¥694,940	¥60,340	¥397,804	¥153,957	¥1,458,111	¥(76,134)	¥1,381,977

As of and for the year ended March 31, 2025

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥5,584,504	¥13,108,269	¥946,224	¥4,896,316	¥1,226,224	¥25,761,537	¥(4,072,770)	¥21,688,767

Operating profit (loss)	¥191,135	¥435,215	¥5,328	¥408,273	¥177,885	¥1,217,836	¥(4,350)	¥1,213,486

Explanatory	notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs.

3.	Reconciling items are elimination of inter-geographic transactions.

Japan

In Japan, sales revenue from domestic and export sales increased by ¥191.7 billion, or 3.6%, to ¥5,584.5 billion from the previous fiscal year, due mainly to increased sales revenue in Automobile business. Operating profit increased by ¥40.0 billion, or 26.5%, to ¥191.1 billion from the previous fiscal year, due mainly to increased profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by increased research and development expenses.

North America

In North America, where the United States is the principal market, sales revenue increased by ¥1,034.4 billion, or 8.6%, to ¥13,108.2 billion from the previous fiscal year, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Operating profit decreased by ¥259.7 billion, or 37.4%, to ¥435.2 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts as well as the change in the estimation model for automobile product warranties which was partially offset by increased profit attributable to price and cost impacts.

Europe

In Europe, sales revenue decreased by ¥20.0 billion, or 2.1%, to ¥946.2 billion from the previous fiscal year, due mainly to decreased sales revenue in the Automobile business which was partially offset by increased sales revenue in the Motorcycle business. Operating profit decreased by ¥55.0 billion, or 91.2%, to ¥5.3 billion from the previous fiscal year, due mainly to decreased profit attributable to sales impacts as well as increased expenses.

Asia

In Asia, sales revenue decreased by ¥113.6 billion, or 2.3%, to ¥4,896.3 billion from the previous fiscal year, due mainly to decreased sales revenue in Automobile business which was partially offset by increased sales revenue in the Motorcycle business. Operating profit increased by ¥10.4 billion, or 2.6%, to ¥408.2 billion from the previous fiscal year, due mainly to increased profit attributable to price and cost impacts which was partially offset by decreased profit attributable to sales impacts.

Other Regions

In Other Regions, sales revenue increased by ¥144.2 billion, or 13.3%, to ¥1,226.2 billion from the previous fiscal year, due mainly to increased sales revenue in the Motorcycle business and Automobile business. Operating profit increased by ¥23.9 billion, or 15.5%, to ¥177.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to price and cost impacts, which was partially offset by negative foreign currency effects.

FYE Mar. 31, 2024 Compared with FYE Mar. 31, 2023

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

Japan

Total demand for motorcycles in Japan* decreased by around 3% from the previous fiscal year to approximately 390 thousand units in the fiscal year ended March 31, 2024.

Honda’s consolidated unit sales in Japan decreased by 2.0% from the previous fiscal year to 241 thousand units in the fiscal year ended March 31, 2024, mainly due to the decreases in sales units of the PCX and Giorno, despite the effects of launching the new CL 250.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and all-terrain vehicles (ATVs) in the United States*, the principal market within North America, increased by around 1% from the previous year to approximately 730 thousand units in calendar year 2023.

Honda’s consolidated unit sales in North America increased by 8.5% from the previous fiscal year to 498 thousand units in the fiscal year ended March 31, 2024, mainly due to an increase in sales units of the Navi primarily in Mexico.

*	Source: MIC (Motorcycle Industry Council) The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe*1 increased by around 10% from the previous year to approximately 1,180 thousand units in calendar year 2023.

Honda’s consolidated unit sales in Europe substantially increased by 26.8% from the previous fiscal year to 440 thousand units in the fiscal year ended March 31, 2024, mainly due to the increases in sales units of the XL750 TRANSALP and CB750 HORNET.

*1

Based on Honda research. Only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria. The total includes ICE vehicles, but does not include EVs, EMs and EBs*[2].

*2	EM: Electric Moped with a maximum speed ranging from 25km/h to 50km/h
EB: Electric Bicycle with a maximum speed of 25 km/h or slower
Excluding battery-assisted bicycles

Asia

Total demand for motorcycles in India*1, the largest market within Asia, increased by around 8% from the previous year to approximately 16,610 thousand units in calendar year 2023. Total demand for motorcycles in other countries in Asia*2 decreased by around 4% from the previous year to approximately 18,470 thousand units in calendar year 2023, mainly due to a decrease in sales units in Pakistan, which was offset by an increase in sales units in Indonesia.

Honda’s consolidated unit sales in Asia decreased by 1.0% from the previous fiscal year to 9,416 thousand units in the fiscal year ended March 31, 2024, mainly due to the decreases in sales units of the Air Blade and Wave series in Vietnam.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. Unit sales increased by around 7% from the previous fiscal year to approximately 4,770 thousand units in the fiscal year ended March 31, 2024, mainly due to the increases in sales units of the BeAT series and PCX.

*1	Based on Honda research. The total includes ICE vehicles, but does not include EVs, EMs and EBs.
*2

Based on Honda research. Only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China. The total includes ICE vehicles, but does not include EVs, EMs and EBs.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, increased by around 13% from the previous year to approximately 1,530 thousand units in calendar year 2023.

Honda’s consolidated unit sales increased by 1.7% from the previous fiscal year to 1,624 thousand units in the fiscal year ended March 31, 2024, mainly due to the increases in sales units of the Biz and PCX series in Brazil.

*	Source: ABRACICLO (Brazilian Association of Manufacturers of Motorcycle, Moped, Bicycles and Similar)

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

Japan

Total demand for automobiles in Japan*1 increased by around 3% from the previous fiscal year to approximately 4,520 thousand units in the fiscal year ended March 31, 2024.

Honda’s consolidated unit sales in Japan*2 increased by 8.5% from the previous fiscal year to 525 thousand units in the fiscal year ended March 31, 2024, mainly due to the effects of launching the new ZR-V and an increase in sales units of the VEZEL.

Honda’s unit production of automobiles in Japan increased by 9.9% from the previous fiscal year to 707 thousand units in the fiscal year ended March 31, 2024.

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

Honda’s consolidated unit sales in North America substantially increased by 36.2% from the previous fiscal year to 1,628 thousand units in the fiscal year ended March 31, 2024, mainly due to the increases in sales units of the CR-V and CIVIC.

Honda’s unit production of automobiles in North America substantially increased by 28.1% from the previous fiscal year to 1,600 thousand units in the fiscal year ended March 31, 2024.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased by around 14% from the previous year to approximately 12,840 thousand units in calendar year 2023.

Honda’s consolidated unit sales in Europe substantially increased by 22.6% from the previous fiscal year to 103 thousand units in the fiscal year ended March 31, 2024, mainly due to the effects of launching the new ZR-V and an increase in sales units of the HR-V.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries, and the U.K.

Asia

Total demand for automobiles in Asia*1 increased by around 6% from the previous year to approximately 8,850 thousand units in calendar year 2023, mainly due to the increases in demand in India and Malaysia. Total demand for automobiles in China*2 increased by around 12% from the previous year to approximately 30,090 thousand units in calendar year 2023.

Honda’s consolidated unit sales in Asia decreased by 7.3% from the previous fiscal year to 468 thousand units in the fiscal year ended March 31, 2024, mainly due to the decreases in sales units of the BRIO and BR-V in Indonesia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales decreased by 4.4% from the previous fiscal year to 1,185 thousand units in the fiscal year ended March 31, 2024, mainly due to the decreases in sales units of the ACCORD and VEZEL.

Honda’s unit production by consolidated subsidiaries in Asia*3 increased by 0.5% from the previous fiscal year to 559 thousand units in the fiscal year ended March 31, 2024.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. decreased by 11.0% from the previous fiscal year to 1,163 thousand units in the fiscal year ended March 31, 2024.

*1	The total is based on Honda research and includes the following markets: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan, and Taiwan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following markets: Thailand, Indonesia, Malaysia, Vietnam, India, Pakistan, and Taiwan.

Other Regions

Total demand for automobiles in Brazil*, the principal market within Other Regions, increased by around 11% from the previous year to approximately 2,180 thousand units in calendar year 2023.

Honda’s consolidated unit sales increased by 15.8% from the previous fiscal year to 132 thousand units in the fiscal year ended March 31, 2024, mainly due to an increase in sales units of the HR-V in Brazil.

Unit production at Honda’s plant in Brazil increased by 17.4% from the previous fiscal year to 77 thousand units in the fiscal year ended March 31, 2024.

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

Japan

Honda’s consolidated unit sales in Japan decreased by 19.7% from the previous fiscal year to 302 thousand units in the fiscal year ended March 31, 2024, mainly due to a decrease in sales units of OEM engines*.

*	OEM (Original Equipment Manufacturer) engines refer to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America substantially decreased by 52.4% from the previous fiscal year to 1,083 thousand units in the fiscal year ended March 31, 2024, mainly due to a decrease in sales units of OEM engines.

Europe

Honda’s consolidated unit sales in Europe substantially decreased by 32.0% from the previous fiscal year to 794 thousand units in the fiscal year ended March 31, 2024, mainly due to a decrease in sales units of OEM engines.

Asia

Honda’s consolidated unit sales in Asia decreased by 8.1% from the previous fiscal year to 1,294 thousand units in the fiscal year ended March 31, 2024, mainly due to a decrease in sales units of OEM engines.

Other Regions

Honda’s consolidated unit sales in Other Regions decreased by 19.1% from the previous fiscal year to 339 thousand units in the fiscal year ended March 31, 2024, mainly due to the decreases in sales units of lawn mowers and OEM engines.

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

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs.

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

Honda requires working capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities. As a comprehensive mobility company, Honda aims to become the power that advances people and society by delivering around the world essential value we offer of “enabling people to transcend various constraints such as time and place” and “enabling people to augment their abilities and possibilities,” as stated in the Honda Global Brand Slogan, “The Power of Dreams,” redefined in 2023, as well as realizing society with “zero environmental impact” and “zero traffic collisions” through mobility full of dreams and various other services that are generated by creativity of each and every one of us at Honda. Honda plans to strategically allocate resources according to the business transformation phase to achieve the environment and safety values. As for the plan announced in May 2024 to invest the total of ¥10 trillion in capital expenditures, investment and research and development expenditures to pursue its electrification strategy, Honda decided to reduce the amount by ¥3 trillion, to a total of ¥7 trillion, over the period through the fiscal year ending March 31, 2031, based on its decision to postpone the project to establish a comprehensive EV value chain in Canada and so on. For a description of Honda’s current plans for resource allocation relating to its business strategies, see Item 4.B. “Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially—6. Economic value enhancement—a. Strategic resource allocation according to the business transformation phase.”

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. In the fiscal year ended March 31, 2022, the Company developed its Sustainable Finance Framework to raise a part of the funds for addressing our environmental and safety initiatives through issuing bonds and issued Green Bonds totaling US$2.75 billion thereunder. The proceeds from the issuance of the Green Bonds are used exclusively toward environmental initiatives in accordance with the Sustainable Finance Framework. The outstanding balance of the Green Bonds liabilities was US$ 1.75 billion as of March 31, 2025. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥645.9 billion as of March 31, 2025. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥11,085.5 billion as of March 31, 2025.

There are no material seasonal variations in Honda’s borrowing requirements.

In light of the future situation of working capital requirements and cash on hand, the Company will consider raising funds as needed.

Cash Flows

FYE Mar. 31, 2025 Compared with FYE Mar. 31, 2024

Consolidated cash and cash equivalents on March 31, 2025 decreased by ¥425.7 billion from March 31, 2024, to ¥4,528.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥292.1 billion of cash inflows. Cash inflows from operating activities decreased by ¥455.1 billion compared with the previous fiscal year, due mainly to an increase in payments for parts and raw materials as well as in payments for purchase of equipment on operating leases, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥941.9 billion of cash outflows. Cash outflows from investing activities increased by ¥74.6 billion compared with the previous fiscal year, due mainly to an increase in payments for additions to property, plant and equipment as well as in payments for acquisitions of other financial assets, which was partially offset by increased proceeds from sales and redemptions of other financial assets.

Net cash provided by financing activities amounted to ¥280.4 billion of cash inflows. Cash inflows from financing activities decreased by ¥638.1 billion compared with the previous fiscal year, due mainly to an increase in purchases of treasury stock as well as in dividends paid.

FYE Mar. 31, 2024 Compared with FYE Mar. 31, 2023

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

Liquidity

The ¥4,528.7 billion in cash and cash equivalents as of March 31, 2025 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2025 corresponds to approximately 2.5 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, as of March 31, 2025, finance subsidiaries that carry total short-term borrowings of ¥1,797.1 billion have committed lines of credit equivalent to ¥1,433.9 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2025 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Global Ratings, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2025.

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

Off-Balance Sheet Arrangements

Loan commitments

Honda maintains unused balances on committed lines to dealers based on loan commitment contracts. The undiscounted maximum amount of this potential obligation as of March 31, 2025 was ¥127.3 billion. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing.

Guarantee of employee loans

As of March 31, 2025, we guaranteed ¥4.2 billion of employee bank loans for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our potential obligation to make future payments in the event of defaults is ¥4.2 billion. As of March 31, 2025, no amount has been accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

Contractual Obligations

The following table shows our contractual obligations as of March 31, 2025:

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥12,396,009	¥4,819,178	¥4,712,566	¥1,618,625	¥1,245,640
Other financial liabilities	662,395	184,839	172,181	82,323	223,052
Purchase and other commitments*1	120,744	112,482	8,147	115	—
Contributions to defined benefit pension plans*2	45,504	45,504	—	—	—

Total	¥13,224,652	¥5,162,003	¥4,892,894	¥1,701,063	¥1,468,692

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2025.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

Among major technological achievements, we launched the CB650R E-Clutch and CBR650R E-Clutch, equipped with the Honda E-Clutch in Japan in June 2024 and in the United States in September 2024, which eliminates the need for the rider to manually operate the clutch lever by automatically controlling the clutch control. Honda E-Clutch is an electronic control technology that automatically controls the clutch to optimise clutch control without requiring the rider to operate the clutch lever in situations where the driving force changes, such as starting, shifting and stopping, to achieve a smooth ride with no sense of discomfort. In order to meet a wide range of rider requirements, the clutch can be controlled manually, just like a normal manual transmission motorcycle, when the rider operates the clutch lever, even while the clutch is being controlled electronically.

Also, the X-ADV is the first Honda motorcycle to use pre-coloured bio-engineering plastic for part of its exterior, thereby contributing to resource conservation and reducing CO2*1 emissions in the manufacturing process. In addition, excess resin from discarded bumpers of Honda automobile collected from dealers and from the manufacturing process of cars and household appliances is used as recycled material.

Moreover, we launched the PCX which was unveiled at EICMA 2024 in Milan, Italy, in November 2024, globally in Japan and other developed countries, as well as in Indonesia and Thailand. The PCX features an avant-garde, sleek design and new headlight shape with a bi-functional signature. In addition, the new Deluxe version for international customers features Honda RoadSync, a unique Honda service that connects to a smartphone for calls, navigation and other functions, a 5-inch TFT instrument cluster and an upgraded rear with sub-tank suspension to meet a wide range of customer needs.

In addition, Honda unveiled the world’s first*2 V3 motorcycle engine with an electrical compressor. It features the world’s first electrical compressor for motorcycles, which is able to control compression of the intake air irrespective of engine rpm, meaning that high-response torque can be delivered even from lower rpm. In addition, the electrical compressor allows a high degree of freedom of layout of all components in the limited space available on a motorcycle and efficient centralization of mass. It also does not require any form of intercooler. Honda plans to apply the new V3 engine to larger displacement models in the future, and will continue its development toward mass production.

As part of our initiatives to realize achieve zero environmental impact of society, Honda aims to achieve carbon neutrality in all of its motorcycle products during the 2040s. To achieve this goal, Honda is working toward the electrification of motorcycles as an integral pillar of its future environmental strategy. Honda has positioned 2024 as the first year for its global expansion of electric motorcycles and will begin full-scale entry into the electric motorcycle market.

We announced two electric personal commuter models in Indonesia in October 2024, the CUV e:, which uses two Honda Mobile Power Pack e: swappable batteries as its power source, and the ICON e:, which has a fixed battery. The CUV e: has Honda’s in-house developed motor contributes to the improvement of the cruising range by optimizing the magnetic circuit and structure to achieve higher efficiency. Furthermore, a model equipped with Honda RoadSync Duo, Honda’s unique service that allows users to make calls and use navigation features by connecting the bike to a smartphone via Bluetooth, is also available. The ICON e: has a compact in-wheel motor is used for the rear wheel, and the power control unit efficiently controls the motor output to achieve a cruising range of more than 50 km*3 per charge, while also realizing clean and quiet riding. Honda plans to manufacture both the CUV e: and ICON e: in Indonesia, at locations appropriate to the needs of each region, and will expand from Indonesia to other regions globally. The enhancement of the electric commuter lineup will not only include models equipped with the Honda Mobile Power Pack e:, but also models with fixed batteries, increasing the variety of options to meet customer needs and making electric motorcycles more accessible.

Also, we announced two electric personal commuters in India in November 2024, ACTIVA e:, which is equipped with two Honda Mobile Power Pack e: swappable batteries as its power source, and QC1, which has a fixed battery. ACTIVA e: has Honda’s original wheel-side motor delivers a rated output of 4.2 kW and a maximum output of 6.0 kW. Optimization of the magnetic circuit and structure has also resulted in higher efficiency and a cruising range of 102 km*3, which is sufficient for everyday use. ACTIVA e: is also available with Honda RoadSync Duo, Honda’s unique service that allows users to make phone calls and use navigation functions by connecting a smartphone via Bluetooth. QC1 has the rear-wheel is driven by a compact in-wheel motor, with a rated output of 1.2 kW and a maximum output of 1.8 kW. The power control unit efficiently controls motor output to achieve a cruising range of 80 km*3 per charge. Both ACTIVA e: and QC1 will be manufactured in India, strengthening the electric commuter lineup to meet the growing needs for electric mobility in the Indian market. In addition, Honda Power Pack Energy India Private Limited will operate Honda e:Swap, a battery sharing service, in three major Indian cities (Bengaluru, the National Capital Territory of Delhi, and Mumbai), providing customers mobility experience with more peace of mind.

Moreover, we unveiled two electric motorcycle concept models, the EV Fun Concept and the EV Urban Concept, at EICMA 2024 in Milan, Italy in November 2024. The EV Fun Concept’s system and charging were developed by applying Honda’s know-how and technologies cultivated in its automobiles and power products. The battery is compatible with the CCS2*4 quick charger, the same standard as automobiles, and has been developed to optimize the balance between light weight and quick charging performance, as well as to provide a cruising range of over 100km or more, sufficient for city use. The EV Fun Concept is scheduled to be commercialized in 2025. The EV Urban Concept embodies a vision of near-future mobility that cooperates and resonates with people and society through its essential and sophisticated styling, intuitive human-machine interface (HMI), and new experiences created by the fusion of software and hardware. Honda’s goal is to open up the freedom of mobility to as many customers as possible, and to expand the possibilities of mobility for each and every customer.

Honda will continue to strengthen its technologies by competing in new electric motorcycle races. For example, Honda announced that Honda Racing Corporation factory team*5, “Team HRC”, will race the RTL ELECTRIC trial bike in the MFJ All Japan Trial Championship series.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2023, 2024 and 2025 were ¥70.3 billion, ¥79.9 billion and ¥103.5 billion, respectively.

*1	the elimination of the painting process contributes to the reduction of CO2 emissions
*2	according to Honda research (as of November 2024)
*3	according to Honda tests
*4	CCS2: Combined Charging System Type2, a specification for EV quick charging connectors
*5	operated by manufacturer

Automobile Business

In the Automobile business, Honda is engaged in research and development activities under the policy of “demonstrating collective strength for appealing and strong products, and ensuring continuing growth of the Automobile business by deepening the process of Mono-zukuri.”

Among major achievements, we began sales in Japan of the all-new Freed which is the third-generation in June 2024. In order to maintain the easy-to-handle body size unique to Freed, an increase in the overall vehicle length was limited to only 45 mm*1 due to the installation of the e:HEV two-motor hybrid system. In addition, the shape of the first-row seats has been modified to further enhance usability by improving the walk-through and accessibility to the second-row seats. The all-new Freed was awarded the “Japan Car of the Year” at the 2024-2025 Japan Car of the Year Awards (organized by the Japan Car of the Year Executive Committee).

We held the Honda e:HEV Business and Technology in December 2024, where the Next-generation e:HEV Technologies of its original 2-motor hybrid system was presented. The next-generation e:HEV will feature Honda S+ Shift, a new function designed to pursue the “joy of driving” that further accentuates the sense of oneness between the driver and the vehicle, while fully leveraging the characteristics of the e:HEV system, and we plan to install Honda S+ Shift in all of its FCEV models, starting with the all-new Honda Prelude scheduled to go on sale in 2025. In addition, for the next-generation e:HEV, component parts, including engine and drive unit, and control technology will be renewed respectively for both the small-size system (with a 1.5-liter engine) and the mid-size system (with a 2.0-liter engine) to further improve environmental performance and a high-quality and exhilarating driving experience of e:HEV models.

As part of our initiatives to realize zero environmental impact of society, we target to make EVs and FCEVs represent 100% of its global vehicle sales by 2040 and plan to introduce EV products tailored to the market characteristics of each region.

We began sales in Japan of a new commercial-use mini-EV, the N-VAN e:, in October 2024. The N-VAN e: realized both a sufficient practical range and a large cargo space required for commercial use through the adoption of a large-capacity battery, downsizing of the eAxle, and by minimizing the space occupied by components through a centralized layout of high-voltage components. In addition to realizing a range of 245 km*2 (152 miles) on a single charge in WLTC mode, which is sufficient for a delivery service, one of the main commercial uses of EVs, customer convenience was pursued with charging time of approximately 4.5 hours for normal charging (6.0 kW output) *3 and approximately 30 minutes for fast charging (50 kW output)*4. Moreover, the battery cooling and heating system inhibits battery performance degradation caused by the high or low temperatures, contributing to shorter charging time and longer range, especially during winter.

In North America, we presented the world premiere of two prototype models at CES 2025 which was held in Las Vegas, Nevada, the United States in January 2025, Honda 0 Saloon and Honda 0 SUV, representing two Honda 0 Series that will be introduced to global markets starting in 2026. Honda also introduced its original vehicle operating system (OS), the ASIMO OS, for Honda 0 Series.

The Honda 0 Saloon, the flagship model of the Honda 0 Series, will be based on the newly-developed dedicated EV architecture and will feature a number of next-generation technologies that will embody the “Thin, Light, and Wise” development approach of the Honda 0 Series. At CES 2025, Honda is focusing on introducing certain technologies and features that contribute to the “Wise” value of the Honda 0 Saloon. This includes the highly reliable AD (automated driving) technologies backed by the Level 3 AD technology, which Honda put into practical use for the first time in the world, as well as “ultra-personal optimization” that will offer a mobility experience customized for each individual user, which will become possible with the ASIMO OS. The production model of the Honda 0 Saloon is scheduled to be introduced first in the North American market in the future, then in global markets, including Japan and Europe.

In addition, the prototype of a mid-size EV SUV, which will be the first Honda 0 Series, achieved with an outstandingly clear and unrestricted field of view and great flexibility the interior space was further increased, and a spacious cabin by applying the “Thin, Light, and Wise” approach to an SUV. This model will offer the value of an “ever-advancing” space through the “ultra-personal optimization” and digital UX made possible by the ASIMO OS. Moreover, the Honda 0 SUV will apply high-precision attitude estimation and stabilization control based on 3D gyro sensors, technology Honda has amassed through the development of its original robotics technologies, to enable dynamics at the will of the driver on various types of road surfaces. The production model of the Honda 0 SUV is scheduled to be introduced first in North American market in the future, then in global markets, including Japan and Europe.

As a software platform, ASIMO OS will apply integrated control of electronic control units (ECUs) for vehicle systems such as automated driving/advanced driver assistance systems (AD/ADAS) and in-vehicle infotainment (IVI) system.

By constantly updating the in-vehicle software based on the ASIMO OS through over the air (OTA) updates even after the purchase of the vehicle, functions and services will be continuously advanced in accordance with the preferences and needs of each individual user. The functions and services subject to constant updates include those which enhance the value of space and the digital UX, that ensures fun and comfortable mobility experience, and integrated control of dynamics unique to Honda, that determines the joy of driving, enabling the driver to feel at one with the vehicle. For example, in AD technology, Honda 0 Series will be equipped with a system that enables the expansion of the range of driving conditions where driver assistance and Level 3 AD will be available. This expansion will start with eyes-off technology available in traffic congestion on highways, then will continue through the OTA updates of the functions. With Level 3 AD, the vehicle will be in charge of driving, which will enable “a human driver to perform a second task while en route to their destination”, whether watching a movie or remotely joining a meeting. Honda will further advance its technologies and become the first automaker to expand the application of eyes-off functions to all driving situations, opening up new possibilities for mobility. We are planning to install ASIMO OS to Honda 0 Series, including production models of the Honda 0 SUV and Honda 0 Saloon.

Honda will continue to work to advance our efforts toward achieving carbon neutrality.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2023, 2024 and 2025 were ¥754.1 billion, ¥869.9 billion and ¥1,074.2 billion, respectively.

*1	For the 3-row variant
*2	Range per charge is measured under the specified test conditions.

WLTC (Worldwide harmonized Light vehicle Test Cycles) mode: Internationally standardized driving mode consisting of city, suburban and highway driving modes, with time allocated according to average use time.

*3	Regular charging: Approximate time it takes to fully charge the battery from the time the low charge warning light comes on.
*4	Fast charging: Approximate time it takes to charge the battery to 80% from the time the low charge warning light comes on.

Power Products and Other Businesses

In the Power products and other businesses, Honda is engaged in research and development activities based on the policy of “creating the lifestyles of the future, taking usefulness and joy to the next level.”

Among major technological achievements, we presented the world premiere of refreshed models of seven of its large-size outboard motors, BF250, BF225, BF200, BF150, BF140, BF135 and BF115, at the Miami International Boat Show 2025, in Miami, the United States in February 2025. In terms of functionality, these refreshed models are equipped with enhanced support features for boat operation, including the addition of the all-new flash mount electronic remote-control system (DBW) and the 7-inch large-size multifunction display. The ergonomic design of the remote grip and the large display enable more intuitive operation. In addition to the “cruise control function” and the “trim support function,” which automatically controls the outboard based on the engine rpm and boat speed to maintain a pre-set trim angle (boat attitude), these refreshed models also feature the “automatic tilt function,” which fully tilts the outboard motor up/down automatically*1. This enables the customer to enjoy a boating experience as smooth and comfortable at that realized. Moreover, the all-new BF250, BF225 and BF200 adopt an oxygen sensor to realize more precise control of the air-fuel ratio, which further improves fuel economy and environmental performance compared to the respective existing models, which were already at a top in class level*2. Furthermore, the workability during maintenance is enhanced by adding a mechanism that prevents oil from leaking into the engine cover when changing the oil filter. These new models are scheduled to go on sale sequentially in Japan, North America, Europe, and Asia regions starting from mid-2025.

Other than outboard motors, we launched the improved Miimo HRM2500 Live and Grass Miimo HRM4000 Live models of the Miimo series of robot lawnmowers/grasscutters in July 2024. While maintaining the mowing performance and driving performance that have been well received by previous models, the new models have increased the number of area wire identification signals from one to four, enabling them to identify multiple adjacent work areas. This eliminates the mowing residue that used to occur when two or more Miimo series were used at the same time, and meets the need for more extensive lawn and grass mowing without hassle.

Moreover, we announced battery-powered walk-behind lawn mowers-HRN, HRX and HRC at “ Equip Exposition 2024” where was held in Louisville in the United States in October 2024. HRN, HRX and HRC has Air-cooled, brushless electric motors. The motors feature a forced air system that drives fresh air over key components inside the motors allowing them to stay cooler and perform well in demanding outdoor operating conditions. The motors provide high torque that maintains RPMs. In addition, the motors are designed to combine high-power delivery with mid-level power consumption while providing a superior cut and bag fill. HRN, HRX and HRC are scheduled to go on sale in 2025.

Also, as for general-purpose engines, production of the GX430, a high-end model of the single-cylinder GX series, commenced in October 2024. With a displacement of 425 cm3, the GX430 realized class-leading output performance while maintaining the durability and reliability of the GX series and a size compatible with the conventional GX390 for installation. Designed for general use in construction machinery, agricultural machinery, generators, etc., it achieves a 10% increase in power output compared with the current GX390 through a higher compression ratio and revised intake and exhaust port geometry. Furthermore, the increase in fuel consumption due to the higher displacement has been reduced to the same level as the current GX390 through the intake and exhaust systems, cooling fan and other cooling system innovations. In terms of compliance with emission regulations, the GX430 has already been approved for the second stage of China’s emission regulations and is scheduled to comply with the Japanese Land Internal Combustion Engine Association’s Tier III regulations for domestic use in the future. In addition, a higher output version is available for use exclusively with long-tail boats, which have been well received in South East Asia and South America, particularly in Thailand and the Philippines.

As part of our initiatives to achieve zero environmental impact, Honda and GoCimo, a Swedish start-up that operates rental and sharing service of electric motorcycles with swappable batteries, together have commenced a battery sharing service verification test in Malmö, Sweden in February 2025 for a period of one year. The test consists of Honda Power Pack Exchanger e: (battery swap station), located at three locations in Malmö, to be used to exchange Honda Mobile Power Pack e: (batteries) for the EMI e: (electric scooter commuter) sold by Honda in Europe. Beginning with this initiative, Honda aims to promote the electrification of motorcycles and the widespread use of swappable batteries in Europe by expanding battery sharing services using Honda products, mainly for business users, in major European cities, thus supporting the electrification of mobility and contributing to the realization of a low-carbon society.

In the aircraft business, Honda has created new value with uniquely developed leading-edge technologies. We have been building an operating base in order to grow our aircraft business from a long-term perspective.

In October 2024, the latest HondaJet Elite II became the world’s first production model twin turbine Very Light Jet equipped with autothrottle, following certification of the system by the Federal Aviation Administration (FAA), which now authorizes Honda to enable autothrottle functionality on production aircraft. Autothrottle is a system that automatically adjusts engine output and aircraft speed according to conditions set by the pilot. The system’s control supports the pilot’s throttle operation across various phase of flight, from take-off to landing, greatly reducing the pilot’s workload and increasing passenger comfort. Following the FAA approval, the autothrottle will first be newly introduced on aircraft destined for the United States. In the future, the introduction of the autothrottle will also be considered for other countries and regions, including Japan.

In addition, in February 2025, Honda officially began production of the first HondaJet Echelon test unit with the start of assembly of the aircraft’s wing structure in Greensboro, North Carolina, the United States. Honda’s production department began introducing specialized assembly lines, with tooling installation completed at the end of 2024, in anticipation of the future production of test aircraft for HondaJet Echelon type approval and the start of mass production in the future. Furthermore, in January 2025, the first flight was conducted using the flight simulator in the Advanced Systems Integration Test Facility (ASITF), and verification of key aircraft systems, including the flight control system, has commenced. In the future, Honda will accelerate its efforts to conduct the first flight of the test aircraft for type approval and to obtain type certification.

R&D expenditures in this segment during the fiscal years ended March 31, 2023, 2024 and 2025 were ¥27.5 billion, ¥26.4 billion and ¥32.8 billion, respectively.

*1	Operation to lift the outboard motor from the water surface or tilt it to the angle at which the boat can be operated.

*2	Honda internal research as of February 2025.

Research for next-generation technologies

In research for next-generation technologies, Honda unveiled the demonstration production line for all-solid-state batteries in November 2024, which is being developed independently by Honda toward mass production. The line was constructed on the property of Honda R&D Co., Ltd. (Sakura), located in Sakura City, Tochigi Prefecture, Japan. The demonstration line has a total floor area of approximately 27,400 m² (295,000 ft²), and is equipped with facilities and equipment that enable verification of each production process, including weighing and mixing of electrode materials, coating and roll pressing of electrode assembly and the formation of cells, and assembly of the module. Based on the conventional production process for liquid lithium-ion batteries, the Honda all-solid-state battery production process adopts a roll-pressing technique which will contribute to an increase in the density of the solid electrolyte layers, a process unique only to the production of all-solid-state batteries, and makes continuous pressing possible. With the adoption of the roll-pressing technique, Honda will strive to increase the degree of interfacial contact between the electrolyte and the electrodes and also increase overall productivity. Moreover, by consolidating and speeding up a series of assembly processes, including the bonding of positive and negative electrodes, Honda will strive to significantly reduce the production time per cell. Furthermore, Honda is also working to reduce indirect costs of battery production, including power consumption, by implementing various measures, including the establishment of production control technology that minimizes the low dew point environment necessary to ensure work safety and battery performance. While conducting technical verification to establish a mass production process on this demonstration line, Honda will determine the basic specifications of the battery cells, with an aim to begin applying its all-solid-state batteries to electrified models that will be introduced to market in the second half of the 2020s.

Honda made its first global release of specifications for Honda Next Generation Fuel Cell Module and Honda Fuel Cell Power Generator at H2 & FC EXPO – the 23rd Int’l Hydrogen & Fuel Cell Expo – which was held in February 2025 at Tokyo Big Sight, Japan. Mass production of the Honda Next Generation Fuel Cell Module is scheduled to begin in 2027 (fiscal year ending March 31, 2028), with mass production of the Honda Fuel Cell Power Generator scheduled to begin in 2026. The Honda Next Generation Fuel Cell Module is being independently developed by Honda as a successor to the current model Honda jointly developed with General Motors (GM). In addition to achieving a rated output of 150 kW, the Honda Next Generation Fuel Cell Module will feature half of the production cost and more than double the durability compared to the current model. Moreover, the module was downsized by increasing the volumetric power density* by more than three times, which increased the flexibility of installation layouts. By further expanding domains for application of the system and sales regions of this next-generation fuel cell module, Honda is striving to make a greater contribution to the realization of a sustainable, energy-oriented society. Furthermore, the Honda Fuel Cell Power Generator, scheduled for mass production in 2026, is a stationary power storage system capable of supplying hydrogen-derived, clean electricity to large facilities such as factories and offices. It utilizes the fuel cell also being used for the Honda CR-V e:FCEV fuel cell electric vehicle. The compact size of the Honda Fuel Cell Power Generator realized through the optimization of the design of its cooling system and internal layout enables flexible fit to the installation environments of each customer. Moreover, to promptly provide highly reliable backup power, the Honda Fuel Cell Power Generator is being developed to feature high responsiveness that enables it to begin supplying power within 10 seconds of startup. In addition to supplying power that accommodates the diverse power needs of customers through this product, Honda will contribute to the decarbonization initiatives of customers by offering comprehensive support ranging from product installation to after-sales service.

R&D expenditures incurred in research for next-generation technologies are distributed among Honda’s business segments.

*	The amount of electrical energy that can be output per unit volume.

Patents and Licenses

As of March 31, 2025, Honda owned more than 11,800 patents in Japan and more than 25,400 patents abroad. Honda also had applications pending for more than 4,700 patents in Japan and for more than 10,600 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating Results” for information required by this item.

E. Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Under a “company with three committees” corporate governance system (the “Three Committees system”) pursuant to the Company Law, Honda has no Board of Corporate Auditors and the function of corporate audit is implemented by the Audit Committee within the Board of Directors.

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

The status of members of the Board of Directors as of the date of filing of this Form 20-F is as follows:

Members of the Board of Directors

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director and Representative Executive Officers

Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*2	122,800
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

Chief Executive Officer, appointed in April 2021 (presently held)

Director, President and Representative Executive Officer, appointed in June 2021 (presently held)

Nominating Committee Member, appointed in June 2021 (presently held)

Chairperson of the Board of Directors, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Noriya Kaihara (August 4, 1961)	Joined Honda Motor Co., Ltd. in April 1984	*2	92,900
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

	Risk Management Officer, appointed in April 2021

	Managing Executive Officer, appointed in June 2021

	Managing Officer, appointed in October 2021

	Chief Officer for Regional Operations (North America), appointed in October 2021

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in October 2021

	Senior Managing Executive Officer of the Company, appointed in April 2023

	Director, Senior Managing Executive Officer, appointed in June 2023

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Director, Executive Vice President and Representative Executive Officer, appointed in April 2024 (presently held)

Compliance and Privacy Officer, appointed in April 2024 (presently held)

Culture Transformation Officer, appointed in April 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Director, Managing Executive Officer

Eiji Fujimura (September 1, 1970)	Joined Honda Motor Co., Ltd. in April 1993	*2	9,000
	General Manager of Finance Division for Business Management Operations, appointed in April 2017

	General Manager of Regional Operation Planning Division for Regional Operations (North America), appointed in April 2019

	Operating Executive, appointed in April 2021

	Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations, appointed in April 2021

	Head of Accounting and Finance Supervisory Unit, appointed in April 2022

	Executive Officer, appointed in April 2023

	Chief Financial Officer, appointed in April 2023 (presently held)

	Chief Officer for Corporate Management Operations, appointed in April 2023 (presently held)

	Managing Executive Officer, appointed in April 2024

	Director, Managing Executive Officer, appointed in June 2024 (presently held)

	Compensation Committee Member, appointed in June 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Directors

Asako Suzuki (January 28, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*2	85,600
	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2014

	Operating Officer of the Company, appointed in April 2016

	Vice Chief Officer for Regional Operations (Japan), appointed in April 2018

	Chief Officer for Human Resources and Corporate Governance Operations, appointed in April 2019

	Operating Executive, appointed in April 2020

	Director, appointed in June 2021 (presently held)

	Full-time Audit Committee Member, appointed in June 2021 (presently held)

Jiro Morisawa (February 24, 1967)	Joined Honda Motor Co., Ltd. in April 1989	*2	37,170
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

	Operating Executive, appointed in April 2020

	Chief Officer for Business Management Operations, appointed in April 2020

	President and Director of American Honda Finance Corporation, appointed in April 2021

	Director of the Company, appointed in June 2024 (presently held)

	Full-time Audit Committee Member, appointed in June 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Kunihiko Sakai*[1] (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*2	7,000
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

	Registered with the Dai-Ichi Tokyo Bar Association in April 2017

	Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (presently held)

	Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019

	Director, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

Fumiya Kokubu*[1] (October 6, 1952)	Joined Marubeni Corporation in April 1975	*2	5,400
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

	Outside Director of Taisei Corporation, appointed in June 2019 (presently held)

	Director of the Company, appointed in June 2020 (presently held)

	Nominating Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

	Chairperson of Japan Machinery Center for Trade and Investment, appointed in May 2022 (presently held)

	Chairman of Japan Foreign Trade Council, Inc., appointed in May 2022 (resigned in May 2024)

	Director, Member of the Board, Executive Corporate Advisor of Marubeni Corporation, appointed in April 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Yoichiro Ogawa*[1] (February 19, 1956)	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC) in October 1980	*2	4,000
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

	CEO of Deloitte Tohmatsu Group, appointed in July 2015

	Senior Advisor of Deloitte Tohmatsu Group, appointed in June 2018 (resigned in October 2018)

	Founder of Yoichiro Ogawa CPA Office in November 2018 (presently held)

	Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member (Chairperson), appointed in June 2021 (presently held)

	Compensation Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Kazuhiro Higashi*1 (April 25, 1957)	Joined Resona Group in April 1982	*2	4,000
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

	Chairman and Director of Resona Bank, Limited, appointed in April 2020 (resigned in June 2022)

	Outside Director of Sompo Holdings, Inc., appointed in June 2020 (presently held)

	Director of the Company, appointed in June 2021 (presently held)

	Nominating Committee Member, appointed in June 2021 (presently held)

	Compensation Committee Member (Chairperson), appointed in June 2021 (presently held)

	Senior Advisor of Resona Holdings, Inc., appointed in June 2022 (presently held)

	Senior Advisor of Resona Bank, Limited., appointed in June 2022 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Ryoko Nagata*1 (July 14, 1963)	Joined Japan Tobacco Inc. in April 1987	*2	4,000
	Executive Officer of Japan Tobacco Inc., appointed in June 2008

	Standing Audit & Supervisory Board Member of Japan Tobacco Inc., appointed in March 2018 (resigned in March 2023)

	Director of the Company, appointed in June 2021 (presently held)

	Audit Committee Member, appointed in June 2021 (presently held)

	External Corporate Auditor of Medley, Inc., appointed in March 2023 (presently held)

	Outside Director of UACJ Corporation, appointed in June 2023 (presently held)

Mika Agatsuma*1 (June 8, 1964)	Joined IBM Japan, Ltd. in April 1987	*2	600
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

	Managing Partner of IBM Japan, Ltd., appointed in October 2022 (resigned in March 2024)

	In Charge of Hybrid Cloud Services for IBM Consulting of IBM Japan, Ltd., appointed in October 2022

	In Charge of Hybrid Cloud Platform for IBM Consulting of IBM Japan, Ltd., appointed in June 2023

	Director of the Company, appointed in June 2024 (presently held)

	Nominating Committee Member, appointed in June 2024 (presently held)

	Outside Director of SQUARE ENIX HOLDINGS CO., LTD., appointed in June 2024 (presently held)

	Executive Corporate Officer of ID Holdings Corporation, appointed in October 2024 (presently held)

*1	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata and Ms. Mika Agatsuma are Outside Directors.
*2

The term of office of a Director is until at the close of the Ordinary General Meeting of Shareholders of the fiscal year ended March 31, 2025 after his/her election to office at the close of the Ordinary General Meeting of Shareholders on June 19, 2024.

*3

The Company is proposing the “Election of twelve Directors” as an agenda item (resolution item) for the Ordinary General Meeting of Shareholders to be held on June 19, 2025. If the agenda item is approved, all Directors listed in the table above (Mr. Toshihiro Mibe, Mr. Noriya Kaihara, Mr. Eiji Fujimura,

Ms. Asako Suzuki, Mr. Jiro Morisawa, Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata and Ms. Mika Agatsuma) will continue to serve as Directors. The term of office of each re-elected Director will extend until the close of the Ordinary General Meeting of Shareholders for the fiscal year ending March 31, 2026.

In addition, the Company is proposing the “Election of twelve Directors” as an agenda item (resolution item) for the Ordinary General Meeting of Shareholders to be held on June 19, 2025. If the agenda item is approved, the following additional director will be elected:

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director, Senior Managing Executive Officer (proposed)

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

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2020

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2020

	Senior Managing Executive Officer of the Company, appointed in April 2023 (presently held)

	Chief Officer for Electrification Business Development Operations, appointed in April 2023

	Chief Officer for Automobile Operations, appointed in April 2025 (presently held)

	Risk Management Officer, appointed in April 2025 (presently held)

	Director, Senior Managing Executive Officer, appointed in June 2025 (proposed)

*4	If elected, the term of office of the Director above will commence and expire at the close of the Ordinary General Meeting of Shareholders of the fiscal year ending March 31, 2026.

Composition of the Three Committees under the Board of Directors

•: Chairperson ○: Member

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe	○
Eiji Fujimura			○
Asako Suzuki		○
Jiro Morisawa		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○
Mika Agatsuma	○

The composition of the Three Committees as of the date of filing of this Form 20-F is expected to remain unchanged following the resolution of the Ordinary General Meeting of Shareholders to be held on June 19, 2025.

Executive Officers (who are not concurrently the members of the Board of Directors)

In addition to the Executive Officers listed below, Mr. Katsushi Inoue also serves as an Executive Officer. Mr. Inoue has been proposed as a candidate for election to the Board of Directors at the Ordinary General Meeting of Shareholders to be held on June 19, 2025. See “Members of the Board of Directors.”

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officers

Keiji Ohtsu (July 7, 1964)	Joined Honda R&D Co., Ltd. in April 1983	*5	76,700
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

	Operating Executive, appointed in April 2020

	Chief Officer for Quality Innovation Operations, appointed in April 2020

	In Charge of Certification & Regulation Compliance Division, appointed in April 2020

	In Charge of Quality & Compliance Audit Division, appointed in April 2020

	Managing Officer, appointed in April 2021

	President and Representative Director of Honda R&D Co., Ltd., appointed in April 2021 (presently held)

	Managing Executive Officer of the Company, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Masayuki Igarashi	Joined Honda Motor Co., Ltd. in April 1988	*5	93,800
(July 6, 1963)	Director of Asian Honda Motor Co., Ltd., appointed in April 2014

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

	President and Chief Executive Officer of Asian Honda Motor Co., Ltd., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	Managing Officer, appointed in April 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	Chief Officer for Regional Operations (China), appointed in April 2023 (presently held)

	President of Honda Motor (China) Investment Co., Ltd., appointed in April 2023 (presently held)

	President of Honda Motor (China) Technology Co., Ltd., appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Kensuke Oe	Joined Honda Motor Co., Ltd. in April 1990	*5	14,600
(May 11, 1967)	In Charge of Manufacturing of Honda Canada Inc., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	General Manager of Saitama Factory in Production Supervisory Unit for Automobile Operations, appointed in April 2020

	Head of Production Engineering Supervisory Unit in Mono-zukuri Center for Automobile Operations, appointed in April 2021

	Managing Officer, appointed in April 2022

	Head of Production Unit for Automobile Operations, appointed in April 2022

	Managing Executive Officer, appointed in April 2023 (presently held)

	President and Director, Honda Development & Manufacturing of America, LLC, appointed in April 2024 (presently held)

Manabu Ozawa	Joined Honda Motor Co., Ltd. in April 1989	*5	9,000
(May 12, 1965)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019

	Operating Executive of the Company, appointed in April 2020

	Head of Corporate Planning Supervisory Unit, appointed in April 2020

	Director for Honda Innovation Inc., appointed in April 2020

	Managing Executive Officer of the Company, appointed in April 2023 (presently held)

	Chief Officer for Corporate Strategy Operations, appointed in April 2023 (presently held)

	Chief Officer for Traffic Safety Promotion Operations, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Hironao Ito	Joined Honda Motor Co., Ltd. in April 1989	*5	9,600
(December 27, 1966)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019

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

	Managing Executive Officer, appointed in April 2023 (presently held)

	Head of BEV Development Center for Electrification Business Development Operations, appointed in April 2023

	Head of Automobile Development Center for Automobile Operations, appointed in April 2023

	Director of Honda R&D Co., Ltd., appointed in April 2023

	Chief Development Officer of the Company, appointed in April 2024

	Executive in Charge of Government and Industry Relations, Japan Automobile Manufacturers Association, Inc. (JAMA) for Corporate Strategy Operations, appointed in April 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Ayumu Matsuo (September 28, 1965)	Joined Honda Motor Co., Ltd. in April 1991	*5	9,500
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

	Head of Quality Innovation Unit, appointed in April 2022

	Executive in Charge of Certification & Regulation Compliance Division, appointed in April 2022

	Executive in Charge of Quality & Compliance Audit Division, appointed in April 2022

	Head of Supply Chain & Purchasing Unit, Automobile Operations, appointed in April 2023

	Executive Officer, appointed in April 2024

	Chief Officer for Supply Chain & Purchasing Operations, appointed in April 2024 (presently held)

	Managing Executive Officer, appointed in April 2025 (presently held)

Kazuhiro Takizawa	Joined Honda Motor Co., Ltd. in April 1990	*5	13,400
(March 29, 1968)	General Manager of Europe Automobile Division for Regional Operations (Europe, Africa and the Middle East), appointed in April 2022

	Operating Executive, appointed in April 2023

	Vice Chief Officer for Regional Operations (North America), appointed in April 2023

	EVP of American Honda Motor Co., Inc., appointed in April 2023

	Executive Officer of the Company, appointed in April 2024

	Chief Officer for Regional Operations (North America), appointed in April 2024 (presently held)

	President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in April 2024 (presently held)

	Managing Executive Officer, appointed in April 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Executive Officers

Minoru Kato	Joined Honda Motor Co., Ltd. in April 1988	*5	9,000
(December 17, 1965)	President of Honda Motorcycle and Scooter India Pvt. Ltd., appointed in April 2017

	Operating Executive of the Company, appointed in April 2020

	Chief Officer for Life Creation Operations, appointed in May 2020

	Head of Power Products Business Supervisory Unit, Motorcycle and Power Products Operations, appointed in April 2022

	Head of Motorcycle Business Unit, Motorcycle and Power Products Operations, appointed in April 2023 (presently held)

	Executive Officer, appointed in April 2024 (presently held)

	Chief Officer for Motorcycle and Power Products Operations, appointed in April 2024 (presently held)

Yutaka Tamagawa	Joined Honda Motor Co., Ltd. in April 1990	*5	9,000
(April 23, 1966)	Operating Officer of Honda R&D Co., Ltd., appointed in April 2018

	Operating Executive of the Company, appointed in April 2020

	Electronic Control Development Supervisory Unit of Mono-zukuri Center for Automobile Operations, appointed in April 2020

	Head of Software Defined Mobility Development Supervisory Unit for Business Development Operations, appointed in April 2022

	Head of Quality Innovation Unit, appointed in April 2023

	Executive in Charge of Certification & Regulation Compliance Division, appointed in April 2023

	Executive in Charge of Quality & Compliance Audit Division, appointed in April 2023

	Executive Officer, appointed in April 2024 (presently held)

	Chief Officer for Quality Innovation Operations, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Katsuto Hayashi (October 20, 1969)	Joined Honda Motor Co., Ltd. in April 1992	*5	9,000
	General Manager of Business Strategy Division for Business Supervisory Unit for Automobile Operations, appointed in October 2021

	Operating Executive, appointed in April 2022

	Head of Automobile Business Strategy Unit for Electrification Business Development Operations, appointed in April 2023

	Executive Officer, appointed in April 2024 (presently held)

	Chief Officer for Automobile Operations, appointed in April 2024

	Chief Officer for Regional Operations (Associated Regions), appointed in April 2024 (presently held)

	Executive in Charge of Sales & Customer First for Automobile Operations, appointed in April 2025 (presently held)

Takashi Onuma (September 11, 1973)	Joined Honda Motor Co., Ltd. in July 2000	*5	9,000
	Senior Vice President, Honda Development & Manufacturing of America, LLC, appointed in April 2021

	Operating Executive of the Company, appointed in April 2022

	EVP of Honda Development & Manufacturing of America, LLC, appointed in April 2022

	Deputy Head of Automobile Development Center for Automobile Operations of the Company, appointed in April 2023

	Head of Production Engineering Unit, appointed in April 2023

	Head of ICE Automobile Development Unit, appointed in April 2023

	Executive Officer, appointed in April 2024 (presently held)

	Chief Officer for Automobile Production Operations, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Daiki Mihara (June 27, 1969)	Joined Honda Motor Co., Ltd. in March 2004	*5	9,000
	President of Honda Philippines Inc., appointed in April 2015

	General Manager of Business Planning Division for Motorcycle Operations of the Company, appointed in April 2018

	President of Honda Vietnam Co., Ltd., appointed in April 2021

	Operating Executive of the Company, appointed in April 2023

	Head of Motorcycle and Power Products Electrification Business Development Unit for Electrification Business Development Operations, appointed in April 2023

	Head of Motorcycle and Power Products Electrification Business Unit for Electrification Business Development Operations, appointed in April 2024

	Executive Officer, appointed in April 2025 (presently held)

	Executive in Charge of Motorcycle and Power Products Electrification Business for Motorcycle and Power Products Operations, appointed in April 2025 (presently held)

	Head of Motorcycle and Power Products Electrification Business Unit for Motorcycle and Power Products Operations, appointed in April 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Toshihiro Akiwa	Joined Honda Motor Co., Ltd. in April 1996	*5	9,000
(July 2, 1972)	General Manager of Power Unit Planning & Management Division, Power Unit Development Supervisory Unit, Mono-zukuri Center, Automobile Operations, appointed in April 2020

	Operating Executive, appointed in April 2021

	Executive Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2021

	Executive Vice President of Honda Motor (China) Technology Co., Ltd. appointed in April 2021

	Deputy Head of BEV Development Center for Electrification Business Development Operations of the Company, appointed in April 2023

	Head of BEV Planning Unit, BEV Development Center for Electrification Business Development Operations, appointed in April 2024

	Executive Officer, appointed in April 2025 (presently held)

	Chief Officer for Automobile Development Operations, appointed in April 2025 (presently held)

	Director of Honda R&D Co., Ltd., appointed in April 2025 (presently held)

*5

The term of office of an Executive Officer is until at the close of the first Board of Directors meeting held after the Ordinary General Meeting of Shareholders of the fiscal year ended March 31, 2025 after his/her appointment to office. The Company expects that each of its Executive Officers to be reappointed at the first Board of Directors meeting held after the Ordinary General Meeting of Shareholders of the fiscal year ended March 31, 2025. If reappointed, the term of office of each Executive Officer will extend until the conclusion of the first Board of Directors meeting held following the Ordinary General Meeting of Shareholders of the fiscal year ending March 31, 2026.

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

Approach to remuneration level

The remuneration levels for Directors and Executive Officers are set at a level that is highly competitive in order to secure diverse and talented human resources based on objective remuneration data from an outside research organization and information provided by outside consultants, as well as research and analysis of a peer group of approximately 20 to 30 global Japanese companies of similar size. The Company also reviews remuneration from time to time in response to changes in the business environment. In setting remuneration levels from the fiscal year ending March 31, 2026 onwards, in order to respond to accelerating changes in the global environment, the Company revised the peer group to include global companies in the automobile and software industries that compete with the Company in terms of business and human resources.

Remuneration structure

Remuneration paid to Executive Officers consists of monthly remuneration, STI and LTI, and the ratio of STI and LTI is set according to the weight of management responsibility attributed to each position, with a view to providing an incentive to continuously improve corporate value.

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Based on performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President and Executive Officer	Executive Vice President and Executive Officer	Senior Managing Executive Officer	Managing Executive Officer	Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	35%	40%	50%
STI	Short-term performance-based remuneration	0 to 180%	Cash	Annually	25%	30%	30%	25%
LTI	Medium- to long-term performance-based remuneration	40 to 240%	Stock	One year after the annual stock points are granted with restriction on transfer until retirement	50%	35%	30%	25%

2.	Monthly remuneration

Monthly remuneration is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI

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

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points based on performance are granted one year after the points are awarded. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirements.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the mid- to long-term aiming to accelerate commitment to the key themes and further support the creation of both social and economic value . KPIs for financial indicators are the consolidated operating profit margin and profit for the year attributable to owners of the parent, which are important indicators that should be addressed to achieve the ROIC target set for the fiscal year ending March 31, 2031 described in Item 4. “Information on the Company-B. Business Overview-Preparing for the Future-‘Financial Strategy.” KPIs for non-financial indicators are directly linked to key themes: brand value, total CO2 emissions, and associate engagement. KPIs for stock indicators are the total shareholder return, which is an indicator that reflects the market evaluation of our creation of both social and economic value. Remuneration varies from 40 to 240% depending on the performance of each evaluation year.

KPIs		Evaluation method	Weight	Fluctuation

Financial indicators	Consolidated operating profit margin	Evaluated based on degree of achievement of targets	60%	40 to 240%
	Profit for the year attributable to owners of the parent
Non-financial indicators	Brand value		20%
	Total CO2 emissions
	Associate Engagement
Stock indicator	Total Shareholder Return	Evaluation based on relative comparison with the dividend-inclusive TOPIX growth rate for the fiscal year	20%

*	Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of the Company’s brand value by a third-party research firm

-	Total CO2 emissions: The amount of CO2 emissions from corporate activities and products based on CO2 emissions calculation methods used commonly in Japan (and globally)

-	Associate Engagement: Survey of employee activeness in each region by a third-party research firm

(LTI before the fiscal year ended March 31, 2024)

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points linked to performance are granted three years after the points are awarded. Therefore, the Company’s performance up to the fiscal year ending March 31, 2026, will be reflected in LTI up to the fiscal year ended March 31, 2024. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the medium to long term. KPIs for financial indicators are consolidated operating profit margin and consolidated profit before income taxes, which vary from 50 to 150% depending on the level of growth over the past three fiscal years. KPIs for non-financial indicators are brand value, SRI indicators, and employee activeness, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.

KPIs		Evaluation method	Weight	Fluctuation

Financial indicators	Consolidated operating profit margin	Evaluated based on growth over the past three fiscal years	35%	50 to 150%
	Consolidated profit before income taxes		35%
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%
	SRI index
	Employee activeness

*	Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of motorcycle/automobile/power products businesses by a third-party research firm

-	SRI index: Dow Jones Sustainability World Index

-	Employee activeness: Survey of employee activeness in each region by a third-party research firm

In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.

As a result of the evaluation for the fiscal year ended March 31, 2025, STI was increased by 11.1% compared to the base amount. For LTI, the evaluation period is from the fiscal year ended March 31, 2023 to the fiscal year ended March 31, 2025, and the points granted in the fiscal year ended March 31, 2023 were paid with a performance-linked coefficient of 105%, while the points granted in the fiscal year ended March 31, 2025 were paid with a performance-linked coefficient of 84%.

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

The Compensation Committee met seven times for the fiscal year ended March 31, 2025, with all members present at each meeting.

The main matters discussed during the fiscal year ended March 31, 2025 are as follows.

-	Basic policies and annual activity plans

-	Compensation evaluation for Directors and Executive Officers

-	LTI and share delivery rules

-	Policy to recover erroneously awarded compensation

-	Remuneration level, etc.

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

Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2025 is in line with the determination policy.

The total amount of fixed monthly remuneration paid to the Company’s Directors and Executive Officers during the fiscal year ended March 31, 2025 was ¥1,176 million. This amount includes fixed monthly remuneration paid to two Directors who retired during the fiscal year ended March 31, 2025. This also includes the amounts paid to one Director who had concurrently served as Executive Officer and resigned as of April 7, 2025. However, with respect to this individual, the Compensation Committee resolved at its meeting held on April 24, 2025, that, in accordance with the Company’s clawback policy, STI and LTI for the fiscal year ended March 31, 2025 being the period of the execution of duties will not be paid to the Director who had concurrently served as Executive Officer. Further, LTI for which the performance evaluation period had not ended at the time of resignation, was forfeited in accordance with the terms of the Stock Grant Regulations governing such LTI. The amount of fixed monthly remuneration paid to Executive Officers includes the amount of fixed monthly remuneration paid to the Executive Officers who were also Directors of subsidiaries of the Company.

The total amount of STI and LTI for the Company’s Directors and Executive Officers accrued for the fiscal year ended March 31, 2025 were ¥471 million and ¥380 million, respectively. The total amount of LTI includes LTI paid to one Executive Officer who retired during the fiscal year ended March 31, 2025.

The amounts of fixed monthly remuneration paid, STI and LTI accrued during the fiscal year ended March 31, 2025 are as follows:

	Fixed remuneration		Performance-based remuneration				Total
	Remuneration		STI		LTI
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Outside Directors	4	¥151	—	¥—	—	¥—	¥151
Outside Directors	6	103	—	—	—	—	103
Executive Officers	16	922	15	471	14	380	1,773

Total	26	¥1,176	15	¥471	14	¥380	¥2,027

*	Directors excluding Outside Directors do not include four directors who concurrently serve as Executive Officers.
**

The LTI for which the performance evaluation period had not ended at the time of resignation of one director, was forfeited upon the resignation. However, as such LTI had been accrued over prior fiscal years, the amount remains included in the total disclosed above.

The amount of fixed monthly remuneration paid to Toshihiro Mibe during the fiscal year ended March 31, 2025 was ¥94 million. The amount of STI and LTI for Toshihiro Mibe accrued for the fiscal year ended March 31, 2025 were ¥115 million and ¥207 million, respectively.

The amount of fixed monthly remuneration paid to Noriya Kaihara during the fiscal year ended March 31, 2025 was ¥80 million. The amount of STI and LTI for Noriya Kaihara accrued for the fiscal year ended March 31, 2025 were ¥75 million and ¥55 million, respectively.

The amount of fixed monthly remuneration paid to Katsushi Inoue during the fiscal year ended March 31, 2025 was ¥44 million. The amount of STI and LTI for Katsushi Inoue accrued for the fiscal year ended March 31, 2025 were ¥40 million and ¥29 million, respectively.

The amount of fixed monthly remuneration paid to Masayuki Igarashi during the fiscal year ended March 31, 2025 was ¥100 million. The amount of STI for Masayuki Igarashi accrued for the fiscal year ended March 31, 2025 was ¥23 million.

The amount of fixed monthly remuneration paid to Kensuke Oe during the fiscal year ended March 31, 2025 was ¥98 million. The amount of STI for Kensuke Oe accrued for the fiscal year ended March 31, 2025 was ¥21 million.

The amount of fixed monthly remuneration paid to Kazuhiro Takizawa during the fiscal year ended March 31, 2025 was ¥109 million. The amount of STI for Kazuhiro Takizawa accrued for the fiscal year ended March 31, 2025 was ¥18 million.

The Board Incentive Plan

For the fiscal year ended March 31, 2019, the Company resolved to introduce a stock compensation scheme (the “Scheme”) for the purpose of further enhancing Executive Officers’ mindfulness toward contributing to the sustained improvement of corporate value of the Company over the mid- to long-term as well as seeking for the sharing of common interests with its shareholders. The continuation of the content of the Scheme was resolved for the fiscal year ended March 31, 2022 and for the fiscal year ended March 31, 2025.

Outline of the Scheme

The Scheme is a stock compensation scheme that uses a BIP (Board Incentive Plan) trust (a “BIP Trust”). A BIP Trust is a scheme where, in the same way as performance share and restricted stock schemes in the U.S., shares in the Company and money are delivered and paid to Executive Officers in accordance with their positions and the degree of achievement or growth in management indicators of the Company such as performance and corporate value.

Content of trust agreement

Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)

Purpose of trust	To further enhance mindfulness of Executive Officers toward contributing to the sustained improvement of corporate value of the Company over the mid- to long-term

Trustor	The Company

Trustee	Mitsubishi UFJ Trust and Banking Corporation (Joint trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Executive Officers who satisfy the beneficiary requirements

Trust administrator	A third party which has no interests in the Company (a certified public accountant)

Date of trust agreement	August 20, 2018

Period of trust	From August 20, 2018 to August 31, 2027

Exercise of voting rights of Company shares	None

Class of shares acquired	Common shares of the Company

Amount of trust money added at the time of the trust period extension	1,940 million yen (including trust fees and trust expenses)

Timing of acquisition of shares	July 26, 2024

Method of acquisition of shares	Acquisition from stock market

Holder of vested rights	The Company

Residual assets	The residual assets that the Company can obtain as a holder of vested rights shall be included in the trust expenses reserve

Total number of shares scheduled to be acquired by Executive Officers

2,603,000 shares (Total number of shares scheduled to be acquired for three fiscal years from the fiscal year ended March 31, 2025)

Scope of persons eligible to receive beneficiary rights and other rights under the Scheme

Executive Officers who satisfy the beneficiary requirements

C. Board Practices

See Item 6.A “Directors and Senior Management” for information concerning the Company’s Directors required by this item.

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2023, 2024 and 2025.

As of March 31, 2023

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
197,039	45,813	139,999	2,340	8,887

As of March 31, 2023, Honda had 197,039 full-time employees, including 134,193 local nationals employed in its overseas operations.

As of March 31, 2024

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
194,993	47,980	135,829	2,409	8,775

As of March 31, 2024, Honda had 194,993 full-time employees, including 133,573 local nationals employed in its overseas operations.

As of March 31, 2025

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
194,173	49,548	133,665	2,519	8,441

As of March 31, 2025, Honda had 194,173 full-time employees, including 132,239 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2025.

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

Honda’s average number of temporary employees on a consolidated basis during the fiscal year ended March 31, 2025 was as follows.

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
21,147	9,810	9,965	45	1,327

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors and Executive Officers as a group as of the filing date of this Annual Report is as follows. The individual ownership of each of the Directors and Executive Officers is listed next to their names under Item 6.A. Directors and Senior Management.

Title of Class	Amount Owned	% of Class
Common Stock	711,470 shares	0.016%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2025, the Association owned 22,867,532 shares of the Company’s common stock.

The Employee Stock Ownership Plan

From the fiscal year beginning from April 1, 2024, the Company resolved to introduce a stock grant scheme (the Scheme) for the purpose of further enhancing Operating Executives’ mindfulness toward contributing to the key initiatives and further support the creation of social and economic value with Executive Officers.

The Company expanded the Scheme to include certain Management positions beginning from the fiscal year ending March 31, 2026 to accelerate these key initiatives and to further create mid- to long-term social and economic value through cooperation among Executive Officers, Operating Executives and Management positions.

Outline of the Scheme

The Scheme is a stock grant scheme that uses an ESOP (Employee Stock Ownership Plan) trust (an “ESOP Trust”). An ESOP Trust is a scheme where, in the same way as performance share and restricted stock schemes in the U.S., shares in the Company and money are delivered and paid to Operating Executives and, beginning from the fiscal year ending March 31, 2026, to certain Management positions in accordance with the Company’s Stock Grant Regulations.

Content of trust agreement

Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)

Purpose of trust	To further enhance the attitude of Operating Executive and Management positions of contributing toward the sustained improvement of corporate value of the Company in the medium to long term

Trustor	The Company

Trustee	Mitsubishi UFJ Trust and Banking Corporation (Joint trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Employees who satisfy the beneficiary requirements

Trust administrator	A third party which has no interests in the Company (a certified public accountant)

Date of trust agreement	July 25, 2024

Period of trust	From July 25, 2024 to August 31, 2027

Exercise of voting rights of Company shares	None

Class of shares acquired	Common shares of the Company

Amount of trust money at the time of the trust period agreement	2,940 million yen (including trust fees and trust expenses)

Timing of acquisition of shares at the time of the trust period agreement	July 26, 2024

Amount of trust money added at the time of the trust period	1,048 million yen (including trust fees and trust expenses)

Timing of acquisition of shares at the time of additional trust	May 26, 2025

Method of acquisition of shares	Acquisition from stock market

Holder of vested rights	The Company

Residual assets	The residual assets that the Company can obtain as a holder of vested rights shall be included in the trust expenses reserve

Total number of shares scheduled to be acquired by Operating Executives and Management positions

2,335,000 shares (Total number of shares scheduled to be acquired for three fiscal years from the fiscal year ended March 31, 2025)

Scope of persons eligible to receive beneficiary rights and other rights under the Scheme

Operating Executives and, beginning from the fiscal year ending March 31, 2026, certain Management positions who satisfy the beneficiary requirements

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2025, 5,280,000,000 shares of Honda’s Common Stock were issued and 4,346,509,571 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2025:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	773,501	17.8
Custody Bank of Japan, Ltd. (Trust Account)	282,587	6.5
Moxley & Co. LLC*	247,552	5.7

*	Moxley & Co., LLC is the nominee of JPMorgan Chase Bank, N.A., which acts as the Depositary for the Honda’s ADSs.

None of the above shareholders has voting rights that are different from those of our other shareholders.

According to a statement on Schedule 13G (Amendment No. 9) filed by BlackRock, Inc. with the SEC on February 6, 2024, BlackRock, Inc. directly and indirectly held, as of December 31, 2023, 386,567,082, or 7.1% of the then issued shares, of Honda’s Common Stock.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2025 were 5,280,000,000 shares of Common Stock, of which 247,552,149 shares represented by ADSs and 844,659,322 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 181 on March 31, 2025.

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

During the fiscal year ended March 31, 2025, Honda had sales of ¥717.4 billion and purchases of ¥2,093.8 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2025, Honda had receivables of ¥263.0 billion from affiliates and joint ventures, and had payables of ¥312.9 billion to affiliates and joint ventures.

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

8. Profit Redistribution Policy

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy is to determine such distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. With respect to dividends, the Company pays stable and continuous dividends aiming at a consolidated dividend payout ratio of approximately 30%.

From the fiscal year ending March 2026 onward, the Company will adopt DOE (dividend on adjusted equity attributable to owners of the parent*) as its shareholder redistribution indicator, with a target of approximately 3.0%, in order to achieve more stable and continuous dividends. We will strive to further improve our capital efficiency and enhance the level of dividends.

The Company may also acquire its own shares at a timing that it deems optimal, with the goal of implementing a flexible capital strategy.

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

The Company determined total dividends for the year ended March 31, 2025 were ¥68 per share. Semiannual dividends per share for the year ended March 31, 2025 were as follows: the interim ¥34, the year-end ¥34 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2025)

	Resolution of the Board of Directors	Resolution of the Board of Directors
	November 6, 2024	May 13, 2025
Dividend per Share of Common Stock (yen)	34.00	34.00
Total Amount of Dividends (millions of yen)	159,386	147,960

*

Adjusted “equity attributable to owners of the parent”, which is the basis for DOE (dividend on adjusted equity attributable to owners of the parent), is based on adjusted amounts that exclude “Other components of equity”, which fluctuate significantly due to the effects of foreign exchange and market conditions.

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

4. Direct / Indirect Payment Disclosure

The Depositary has agreed to contribute to Honda a portion of certain fees received by the Depositary under the deposit agreement. From April 1, 2024 to March 31, 2025, such contributions totaled US$4,359,504.53. Additionally, from April 1, 2024 to March 31, 2025, the Depositary waived US$258,651.20 in expenses related to the Ordinary General Meeting of Shareholders.

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
and
15d-15(e)
under the U.S. Securities Exchange Act of 1934) as of March 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.
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
Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2025 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2025.
KPMG AZSA LLC (PCAOB ID:1009), the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

12
9

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
KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2025, for which audited financial statements appear in this Annual Report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in the fiscal years ended March 31, 2024 and 2025:

	Yen (millions)
	2024	2025
Audit Fees	¥5,624	¥6,060
Audit-Related Fees	171	172

Total	¥5,795	¥6,232

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

1
30

None of the services described above in this Item 16C. were waived from the pre-approval
requirements pursuant to Rule
2-01(c)(7)(i)(C)
of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2025. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*1	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*2
April 1 to April 30, 2024	6,763,900	¥1,848	6,763,900	89,450
May 1 to May 31, 2024	357	¥1,732	—	300,000,000,000
June 1 to June 30, 2024	192	¥1,692	—	300,000,000,000
July 1 to July 31, 2024	12,357,756	¥1,618	12,357,200	280,000,519,050
August 1 to August 31, 2024	55,193,958	¥1,522	55,193,800	196,002,200,050
September 1 to September 30, 2024	69,095,250	¥1,491	69,095,100	92,966,355,550
October 1 to October 31, 2024	43,354,111	¥1,558	43,353,900	25,436,704,100
November 1 to November 30, 2024	576	¥1,392	—	—
December 1 to December 31, 2024	6	¥1,284	—	1,100,000,000,000
January 1 to January 31, 2025	121,485,250	¥1,522	121,485,200	915,057,792,376
February 1 to February 28, 2025	108,303,297	¥1,421	108,303,100	761,107,222,210
March 1 to March 31, 2025	62,915,396	¥1,450	62,915,200	669,882,181,107

Total	479,470,049	¥1,496	479,467,400

*1
For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Honda purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Japanese Unit Share System” and “Right of a Holder of Shares Representing Less Than One Voting Unit to Require Honda to Purchase or Sell Its Shares” under Item 10.B of this Annual Report. Total number of shares purchased does not include purchases of the BIP Trust and the ESOP Trust.

*2	During the year ended March 31, 2025, the following share repurchase programs were in effect:
Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: February 8, 2024
Maximum number of shares authorized to be repurchased: 34,000,000
Maximum yen amount authorized to be used for repurchase: ¥50,000,000,000
Repurchase period: from March 1, 2024 to April 30, 2024
Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: May 10, 2024
Maximum number of shares authorized to be repurchased: 180,000,000

1
31

Maximum yen amount authorized to be used for repurchase: ¥300,000,000,000
Repurchase period: from May 13, 2024 to March 31, 2025
Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: November 6, 2024
Maximum number of shares authorized to be repurchased: 70,000,000
Maximum yen amount authorized to be used for repurchase: ¥100,000,000,000
Repurchase period: from November 7, 2024 to October 31, 2025
Prior to purchasing any shares under the program, Honda terminated it in December 2024.
Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation
Date of announcement: December 23, 2024
Maximum number of shares authorized to be repurchased: 1,100,000,000
Maximum yen amount authorized to be used for repurchase: ¥1,100,000,000,000
Repurchase period: from January 6, 2025 to December 23, 2025
Item 16F. Change in Registrant’s Certifying Accountant
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

13
2

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

more than fifteen members. As of the date of this Form 20-F, Honda has eleven Directors (including six Outside Directors) and seventeen Executive Officers (including three Executive Officers who also serve as Directors), the Nominating Committee has five members, of which four are Outside Directors, the Audit Committee has five members, of which three are Outside Directors, and the Compensation Committee has four members, of which three are Outside Directors. Under the Company Law, the members of three committees are elected by the resolutions of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors.

Honda is proposing the “Election of twelve Directors” as an agenda item (resolution item) for the Ordinary General Meeting of Shareholders to be held on June 19, 2025. If the matter is approved, Honda plans to have twelve Directors (including six Outside Directors) and seventeen Executive Officers (including four Executive Officers who also serve as Directors). No changes of composition of the Three Committees after the resolution of the Ordinary General Meeting of Shareholders are expected.

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

13
3

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

13
4

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

13
5

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
Honda has a stock compensation scheme (the “Scheme”) for Executive Officers. Under the Scheme, which uses a Board Incentive Plan trust (the “BIP Trust”), Honda’s shares and money will be delivered and paid to Executive Officers in accordance with their positions and the degree of growth in management indicators of Honda such as performance and corporate value. The period of the BIP Trust shall be from August 2018 to August 2027, provided, however, that this period may be extended by a resolution of the Compensation Committee for another three years by amending the trust agreement and entrusting additional amounts to the BIP Trust within the scope of the approval at the Ordinary General Meeting of Shareholders.

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
The Guidelines are included as an exhibit to this Annual Report on Form
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

13
6

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
Governance
Based on the resolution of the Board of Directors, the Board of Directors has appointed the Senior Managing Executive Officer and Chief Officer for Automobile Operations as the Risk Management Officer*, who monitors and supervises the response status of significant risks, including risks from cybersecurity threats.
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
In accordance with the aforementioned Policy, Honda has designated its cybersecurity supervisory divisions to conduct risk assessments and report the status of cybersecurity risk responses to the Risk Management Officer through the Risk Management Committee. The designated cybersecurity supervisory divisions consists of members with practical experience in various roles related to information technology, including security,

*
After the ordinary
general
meeting of shareholders to be held on June 19, 2025 and the resolution of the Board of Directors following such meeting, the position will become Director,
Senior
Managing Executive Officer and Chief Officer for Automobile Operations.

13
7

auditing, and systems are established in both the Quality Innovation Operations and Corporate Administration Operations divisions. The Risk Management Officer, who has knowledge and experience in overall risk management, receives technical support from the cybersecurity risk supervisory divisions, and monitors and supervises the responses to risks from cybersecurity threats.
In the event of a material cybersecurity incident, the cybersecurity risk supervisory divisions are to immediately report it to the Risk Management Officer through the Risk Management Committee. Upon receiving the report, the Risk Management Officer is to establish a Global Emergency Headquarters, which coordinate with relevant organizations affected by the incident in order to prevent and contain the crisis. Such response status is reported to the Board of Directors and the Executive Council as necessary based on the judgment of the Risk Management Officer.
PART III
Item 17.
Financial
Statements
Not applicable.
Item 18. Financial Statements
See Consolidated Financial Statements attached hereto.

13
8

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
Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated September 29, 2023, among the registrant, JPMorgan Chase Bank, N.A., as Depositary and holders and beneficial owners of American Depositary Receipts *6

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *7

11.2	Guidelines on Insider Information Control and Insider Trading Regulation (English translation) *8

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

97.1	Policy to Recover Erroneously Awarded Incentive-based Compensation (English translation) *9

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*5	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*6
Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement for American Depositary Shares on Form
F-6
(File
No. 333-263937)
filed by JPMorgan Chase Bank, N.A. as depositary, on September 21, 2023.

*7	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
*8	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.
*9	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.
The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.
(P) Paper exhibits

13
9

HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)
(A Japanese Company)
AND SUBSIDIARIES
Consolidated Financial Statements
and
Reports of Independent Registered
Public Accounting Firm
March 31, 2025

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
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June
18
, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Evaluation of the provisions for specific warranty programs
As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties as of March 31, 2025 amounted to ¥858,103 million, which included the provisions for specific warranty programs such as product recalls. During the year ended March 31, 2025, the Company changed the method to estimate the provisions for specific warranty programs of automobile products manufactured at major production bases, from individually estimating the provisions for each specific warranty program when it was probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, to comprehensively estimating the provisions at the time products are sold to customers. The provisions for specific warranty programs are measured by number of units sold over the past fiscal years and expected specific warranty cost per unit to be incurred after vehicle sales over its product life. In addition to the provisions comprehensively accrued, certain warranty program cost is individually accrued when it is deemed appropriate by considering its nature and magnitude of each program. This change in accounting estimate resulted in the increase of the provisions for product warranties by ¥127,554 million, which was included in selling, general and administrative expenses.
We identified the evaluation of the provisions for specific warranty programs including the change in method used to develop the estimate as a critical audit matter as a high degree of auditor judgment was required to evaluate 1) the factors considered by management to change the method used to estimate the provisions and 2) the expected specific warranty cost per unit to develop the provisions comprehensively accrued for specific warranty programs.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process of the provisions for specific warranty programs. This included controls related to the change in method to estimate the provisions and the determination of the expected specific warranty cost per unit to develop the provisions comprehensively accrued for specific warranty programs. We assessed the timing of the Company’s decision to change the method to estimate the provisions by considering newly obtained information and changes in the circumstances. We evaluated the expected specific warranty cost per unit by comparing it to historical trends of warranty costs and testing the reliability of data used to determine the expected specific warranty cost per unit.
Allowance for expected credit losses on retail receivables at the finance subsidiary in the United States
As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥82,125 million as of March 31, 2025, which included the allowance for ECL on retail receivables which amounted to ¥78,450 million. The allowance for ECL on retail receivables is measured at amounts according to the ECL methodology, including the determination on whether credit risk increased significantly since initial recognition. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the Company expects to receive, which can be affected by forward-looking economic conditions. At the finance subsidiary in the United States, ECL on retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.
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
Estimated end of term residual values of lease vehicles at the finance subsidiary in the United States
As discussed in Note 3(f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The Company’s equipment on operating leases as of March 31, 2025 was ¥5,748,187 million, which included leased vehicles at the finance subsidiary in the United States. Equipment on operating leases is depreciated to the lower of contract residual value or estimated end of term residual value, and adjustments to estimated end of term residual values are made prospectively on a straight-line basis over the remaining term of the lease. At the finance subsidiary in the United States, the primary factors that affect estimated end of term residual values of leased vehicles are the percentage of leased vehicles expected to be returned by the lessees and the expected market values of leased vehicles at the end of their lease terms. Factors considered in this evaluation include, among other factors, economic conditions, external market information on new and used vehicles, historical trends, and recent auction values.
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
18
, 2025

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Honda Motor Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Honda Motor Co., Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated June
18
, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June
18
, 2025

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
March 31, 2024 and 2025

		Yen (millions)
	Note	2024	2025
Assets
Current assets:
Cash and cash equivalents	5	¥4,954,565	¥4,528,795
Trade receivables	6	1,240,090	1,160,847
Receivables from financial services	7	2,558,594	2,755,800
Other financial assets	8	229,583	208,478
Inventories	9	2,442,969	2,470,590
Other current assets		446,763	563,252

Total current assets		11,872,564	11,687,762

Non-current assets:
Investments accounted for using the equity method	10	1,206,968	1,242,614
Receivables from financial services	7	5,616,676	6,172,817
Other financial assets	8	968,142	873,459
Equipment on operating leases	11	5,202,768	5,748,187
Property, plant and equipment	12	3,234,413	3,209,921
Intangible assets	13	999,689	1,126,019
Deferred tax assets	23	170,856	143,499
Other non-current assets		502,074	571,589

Total non-current assets		17,901,586	19,088,105

Total assets		¥29,774,150	¥30,775,867

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,609,836	¥1,663,487
Financing liabilities	15	4,105,590	4,497,747
Accrued expenses		638,319	728,935
Other financial liabilities	16	340,858	276,861
Income taxes payable		157,410	108,562
Provisions	17	566,722	388,441
Other current liabilities		904,757	951,124

Total current liabilities		8,323,492	8,615,157

Non-current liabilities:
Financing liabilities	15	6,057,967	6,953,520
Other financial liabilities	16	316,919	301,439
Retirement benefit liabilities	18	284,844	288,472
Provisions	17	385,001	667,274
Deferred tax liabilities	23	855,067	718,084
Other non-current liabilities		544,988	604,099

Total non-current liabilities		8,444,786	9,532,888

Total liabilities		16,768,278	18,148,045

Equity:
Common stock		86,067	86,067
Capital surplus		205,073	205,299
Treasury stock		(550,808)	(1,272,845)
Retained earnings		10,644,213	11,122,187
Other components of equity		2,312,450	2,185,821

Equity attributable to owners of the parent		12,696,995	12,326,529
Non-controlling interests		308,877	301,293

Total equity	19	13,005,872	12,627,822

Total liabilities and equity		¥29,774,150	¥30,775,867

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended March 31, 2023, 2024 and 2025

		Yen (millions)
	Note	2023	2024	2025
Sales revenue	20	¥16,907,725	¥20,428,802	¥21,688,767
Operating costs and expenses:
Cost of sales		(13,576,133)	(16,016,659)	(17,024,788)
Selling, general and administrative		(1,669,908)	(2,106,539)	(2,351,011)
Research and development	21	(880,915)	(923,627)	(1,099,482)

Total operating costs and expenses		(16,126,956)	(19,046,825)	(20,475,281)

Operating profit		780,769	1,381,977	1,213,486

Share of profit (loss) of investments accounted for using the equity method	10	117,445	110,817	982
Finance income and finance costs:
Interest income	22	73,071	173,695	191,131
Interest expense	22	(36,112)	(59,631)	(54,907)
Other, net	22	(55,608)	35,526	(33,052)

Total finance income and finance costs		(18,649)	149,590	103,172

Profit before income taxes		879,565	1,642,384	1,317,640
Income tax expense	23	(162,256)	(459,794)	(414,606)

Profit for the year		¥717,309	¥1,182,590	¥903,034

Profit for the year attributable to:
Owners of the parent		651,416	1,107,174	835,837
Non-controlling interests		65,893	75,416	67,197

		Yen
		2023	2024	2025
Earnings per share attributable to owners of the parent Basic and diluted	24	¥128.01	¥225.88	¥178.93
See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended March 31, 2023, 2024 and 2025

		Yen (millions)
	Note	2023	2024	2025
Profit for the year		¥717,309	¥1,182,590	¥903,034

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		3,350	(18,931)	26,727
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(18,465)	(25,469)	(13,477)
Share of other comprehensive income of investments accounted for using the equity method	10	292	8,300	(6,499)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(474)	56	415
Exchange differences on translating foreign operations		422,960	875,050	(162,325)
Share of other comprehensive income of investments accounted for using the equity method	10	30,429	54,353	18,401

Total other comprehensive income, net of tax	19	438,092	893,359	(136,758)

Comprehensive income for the year		¥1,155,401	¥2,075,949	¥766,276

Comprehensive income for the year attributable to:
Owners of the parent		1,081,429	1,981,448	699,150
Non-controlling interests		73,972	94,501	67,126

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years ended March 31, 2023, 2024 and 2025

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2022		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the year
Profit for the year					651,416		651,416	65,893	717,309
Other comprehensive income, net of tax	19					430,013	430,013	8,079	438,092

Total comprehensive income for the year					651,416	430,013	1,081,429	73,972	1,155,401
Reclassification to retained earnings	19				3,054	(3,054)	—		—
Transactions with owners and other
Dividends paid	19				(213,475)		(213,475)	(51,601)	(265,076)
Purchases of treasury stock				(157,001)			(157,001)		(157,001)
Disposal of treasury stock				379			379		379
Share-based payment transactions			94				94		94
Equity transactions and others								(4,052)	(4,052)

Total transactions with owners and other			94	(156,622)	(213,475)		(370,003)	(55,653)	(425,656)

Balance as of March 31, 2023		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the year
Profit for the year					1,107,174		1,107,174	75,416	1,182,590
Other comprehensive income, net of tax	19					874,274	874,274	19,085	893,359

Total comprehensive income for the year					1,107,174	874,274	1,981,448	94,501	2,075,949
Reclassification to retained earnings	19				(17,715)	17,715	—		—
Transactions with owners and other
Dividends paid	19				(241,865)		(241,865)	(63,895)	(305,760)
Purchases of treasury stock				(250,513)			(250,513)		(250,513)
Disposal of treasury stock				504			504		504
Cancellation of treasury stock			(623)	184,132	(183,509)		—		—
Share-based payment transactions			3				3		3
Equity transactions and others			20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other			19,484	(65,877)	(425,374)	3,064	(468,703)	(103,665)	(572,368)

Balance as of March 31, 2024		¥86,067	¥205,073	¥(550,808)	¥10,644,213	¥2,312,450	¥12,696,995	¥308,877	¥13,005,872

Comprehensive income for the year
Profit for the year					835,837		835,837	67,197	903,034
Other comprehensive income, net of tax	19					(136,687)	(136,687)	(71)	(136,758)

Total comprehensive income for the year					835,837	(136,687)	699,150	67,126	766,276
Reclassification to retained earnings	19				(10,058)	10,058	—		—
Transactions with owners and other
Dividends paid	19				(347,805)		(347,805)	(78,692)	(426,497)
Purchases of treasury stock				(722,365)			(722,365)		(722,365)
Disposal of treasury stock				328			328		328
Share-based payment transactions			226				226		226
Equity transactions and others								3,982	3,982

Total transactions with owners and other			226	(722,037)	(347,805)		(1,069,616)	(74,710)	(1,144,326)

Balance as of March 31, 2025		¥86,067	¥205,299	¥(1,272,845)	¥11,122,187	¥2,185,821	¥12,326,529	¥301,293	¥12,627,822

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 31, 2023, 2024 and 2025

		Yen (millions)
	Note	2023	2024	2025
Cash flows from operating activities:
Profit before income taxes		¥879,565	¥1,642,384	¥1,317,640
Depreciation, amortization and impairment losses excluding equipment on operating leases		721,630	794,366	742,863
Share of (profit) loss of investments accounted for using the equity method		(117,445)	(110,817)	(982)
Finance income and finance costs, net		(71,661)	(141,250)	(169,976)
Interest income and interest costs from financial services, net		(146,461)	(152,041)	(171,854)
Changes in assets and liabilities
Trade receivables		(155,924)	(138,323)	69,199
Inventories		(171,467)	(67,833)	(79,464)
Trade payables		105,272	36,516	112,635
Accrued expenses		42,122	157,582	72,803
Provisions and retirement benefit liabilities		90,880	263,593	128,447
Receivables from financial services		(41,480)	(1,454,357)	(904,344)
Equipment on operating leases		768,070	12,661	(690,110)
Other assets and liabilities		218,369	58,325	(58,502)
Other, net		(1,222)	(48,219)	22,065
Dividends received		244,902	158,092	126,343
Interest received		324,234	560,709	737,648
Interest paid		(159,020)	(283,447)	(439,081)
Income taxes paid, net of refund		(401,342)	(540,663)	(523,178)

Net cash provided by operating activities		2,129,022	747,278	292,152
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(475,048)	(348,680)	(510,803)
Payments for additions to and internally developed intangible assets		(157,440)	(259,985)	(336,632)
Proceeds from sales of property, plant and equipment and intangible assets		16,206	14,418	12,258
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		740	(18,544)	—
Payments for acquisitions of investments accounted for using the equity method		(23,826)	(173,767)	(157,013)
Proceeds from sales of investments accounted for using the equity method		—	—	21,486
Payments for acquisitions of other financial assets		(527,334)	(282,076)	(419,222)
Proceeds from sales and redemptions of other financial assets		488,642	201,367	447,960

Net cash used in investing activities		(678,060)	(867,267)	(941,966)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		9,127,333	10,020,736	8,988,964
Repayments of short-term financing liabilities		(8,684,799)	(10,045,118)	(8,648,271)
Proceeds from long-term financing liabilities		971,067	3,654,964	3,809,432
Repayments of long-term financing liabilities		(2,382,190)	(2,056,083)	(2,658,526)
Dividends paid to owners of the parent		(213,475)	(241,865)	(347,805)
Dividends paid to non-controlling interests		(51,376)	(66,855)	(67,186)
Purchases and sales of treasury stock, net		(156,622)	(250,009)	(722,037)
Repayments of lease liabilities		(78,297)	(80,513)	(78,137)
Other, net		—	(16,611)	4,043

Net cash provided by (used in) financing activities		(1,468,359)	918,646	280,477
Effect of exchange rate changes on cash and cash equivalents		145,480	352,894	(56,433)

Net change in cash and cash equivalents		128,083	1,151,551	(425,770)
Cash and cash equivalents at beginning of year		3,674,931	3,803,014	4,954,565

Cash and cash equivalents at end of year	5	¥3,803,014	¥4,954,565	¥4,528,795

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
(d) New Accounting Standards and Interpretations Not Yet Adopted
New or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 202
5
 are as follows.
Honda is currently evaluating the impact of adoption of this standard on the Company’s consolidated financial statements.

Standards and interpretations		Mandatory adoption (from fiscal years beginning on or after)	Reporting periods in which the Company is scheduled to adopt the standards	Overview of new or amended standards and interpretations
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027	Fiscal year ending March 31, 2028	New standard which supersedes current standard of presentation and disclosure in financial statements
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
Honda has not held any derivatives designated as hedging instruments for the years ended March 31, 2023, 2024 and 2025.
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
Receivables from financial services – Allowance for credit losses
The allowance for credit losses is management’s estimate of ECL on receivables from financial services.
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(a) Segment Information
Segment information as of and for the years ended March 31, 2023, 2024 and 2025 is as follows:
As of and for the year ended March 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,908,983	¥10,593,519	¥2,954,098	¥451,125	¥16,907,725	¥—	¥16,907,725
Intersegment	—	188,198	2,046	25,307	215,551	(215,551)	—

Total	2,908,983	10,781,717	2,956,144	476,432	17,123,276	(215,551)	16,907,725

Segment profit (loss)	¥488,709	¥(16,629)	¥285,857	¥22,832	¥780,769	¥—	¥780,769

Share of profit (loss) of investments accounted for using the equity method	¥49,119	¥66,973	¥—	¥1,353	¥117,445	¥—	¥117,445
Segment assets	1,580,521	10,082,519	11,197,017	480,166	23,340,223	1,329,844	24,670,067
Investments accounted for using the equity method	110,665	795,973	—	9,308	915,946	—	915,946
Depreciation and amortization	65,746	600,617	908,942	21,571	1,596,876	—	1,596,876
Capital expenditures	59,101	613,351	1,546,683	14,386	2,233,521	—	2,233,521
Impairment losses on non-financial assets	4,662	24,777	5,259	91	34,789	—	34,789
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	27,018	—	27,018	—	27,018
As of and for the year ended March 31, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥3,220,168	¥13,567,565	¥3,248,808	¥392,261	¥20,428,802	¥—	¥20,428,802
Intersegment	—	223,950	2,976	30,068	256,994	(256,994)	—

Total	3,220,168	13,791,515	3,251,784	422,329	20,685,796	(256,994)	20,428,802

Segment profit (loss)	¥556,232	¥560,649	¥273,978	¥(8,882)	¥1,381,977	¥—	¥1,381,977

Share of profit (loss) of investments accounted for using the equity method	¥53,843	¥55,392	¥—	¥1,582	¥110,817	¥—	¥110,817
Segment assets	2,047,270	11,690,446	14,118,371	585,301	28,441,388	1,332,762	29,774,150
Investments accounted for using the equity method	119,598	1,076,481	—	10,889	1,206,968	—	1,206,968
Depreciation and amortization	72,590	655,250	834,246	17,400	1,579,486	—	1,579,486
Capital expenditures	74,006	598,475	2,451,930	16,768	3,141,179	—	3,141,179
Impairment losses on non-financial assets	33	44,652	14,646	61	59,392	—	59,392
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	50,057	—	50,057	—	50,057

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥3,626,603	¥14,169,240	¥3,507,766	¥385,158	¥21,688,767	¥—	¥21,688,767
Intersegment	—	298,616	4,457	29,452	332,525	(332,525)	—

Total	3,626,603	14,467,856	3,512,223	414,610	22,021,292	(332,525)	21,688,767

Segment profit (loss)	¥663,443	¥243,853	¥315,634	¥(9,444)	¥1,213,486	¥—	¥1,213,486

Share of profit (loss) of investments accounted for using the equity method	¥59,060	¥(59,867)	¥—	¥1,789	¥982	¥—	¥982
Segment assets	2,248,809	11,874,764	15,713,348	576,347	30,413,268	362,599	30,775,867
Investments accounted for using the equity method	107,889	1,117,102	—	17,623	1,242,614	—	1,242,614
Depreciation and amortization	72,443	642,506	881,500	16,356	1,612,805	—	1,612,805
Capital expenditures	94,688	797,831	3,125,821	18,468	4,036,808	—	4,036,808
Impairment losses on non-financial assets	99	18,477	20,660	69	39,305	—	39,305
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	70,963	—	70,963	—	70,963

Explanatory notes:

1.
Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

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
4.
Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2023, 2024 and 2025 amounted to ¥1,462,656 million, ¥1,573,834 million and ¥979,954 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.
Provisions for product warranties accrued for the years ended March 31, 2023, 2024 and 2025 are ¥289,850 million, ¥536,590 million and ¥454,502 million, respectively. These are mainly included in Automobile business.

6.
The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2023, 2024 and 2025 are ¥8,400 million, ¥12,220 million and ¥120,919 million respectively. These are mainly included in
Automobile business.

7.	Right-of-use assets are not included in Capital expenditures.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Product or Service Groups Information
Sales revenue by product or service groups of Honda for the years ended March 31, 2023, 2024 and 2025 is as follows:

	Yen (millions)
	2023	2024	2025
Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	¥2,908,983	¥3,220,168	¥3,626,603
Automobiles and relevant parts	12,093,972	15,227,546	15,818,947
Financial services	1,453,645	1,588,827	1,858,059
Power products and relevant parts	360,385	292,563	285,253
Others	90,740	99,698	99,905

Total	¥16,907,725	¥20,428,802	¥21,688,767

(c) Geographical Information
The sales revenue and carrying amounts of
non-current
assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2023, 2024 and 2025 are as follows:
As of and for the year ended March 31, 2023

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,409,584	¥7,905,936	¥6,592,205	¥16,907,725
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,937,148	¥4,373,329	¥1,728,475	¥9,038,952
As of and for the year ended March 31, 2024

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,634,505	¥10,343,985	¥7,450,312	¥20,428,802
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,054,330	¥4,914,193	¥1,822,125	¥9,790,648
As of and for the year ended March 31, 2025

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,845,609	¥11,388,564	¥7,454,594	¥21,688,767
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,329,692	¥5,441,006	¥1,699,183	¥10,469,881

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(5) Cash and Cash Equivalents
Cash and cash equivalents as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Cash and deposits	¥3,381,610	¥3,261,111
Cash equivalents	1,572,955	1,267,684

Total	¥4,954,565	¥4,528,795

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit.
(6) Trade Receivables
Trade receivables are classified as financial assets measured at amortized cost.
Trade receivables as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Trade accounts and notes receivable	¥986,390	¥894,214
Other	262,102	275,099
Allowance for impairment losses	(8,402)	(8,466)

Total	¥1,240,090	¥1,160,847

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Balance at beginning of year	¥8,845	¥8,620	¥8,402

Remeasurement	¥297	¥274	¥490
Write-offs	(757)	(1,114)	(133)
Exchange differences on translating foreign operations	235	622	(293)

Balance at end of year	¥8,620	¥8,402	¥8,466

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

F-
30

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Dealer finance receivables:
Wholesale receivables primarily consist of financing receivables from dealers for the purchase of inventories and dealer loans.
Receivables from financial services are mainly classified into financial assets measured at amortized cost.
Receivables from financial services as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Consumer finance receivables:
Retail	¥7,330,459	¥8,034,504
Finance lease	230,139	253,559
Dealer finance receivables:
Wholesale	707,035	746,066

Subtotal	¥8,267,633	¥9,034,129

Allowance for credit losses	¥(68,999)	¥(82,125)
Unearned interest income and fees	(23,364)	(23,387)

Total	¥8,175,270	¥8,928,617

Current assets	¥2,558,594	¥2,755,800
Non-current assets	5,616,676	6,172,817

Total	¥8,175,270	¥8,928,617

Finance lease receivables
The lease payments receivable under the finance leases by maturity as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Within 1 year	¥36,880	¥40,726
Between 1 and 2 years	42,831	46,851
Between 2 and 3 years	26,085	25,814
Between 3 and 4 years	18,064	18,542
Between 4 and 5 years	6,150	6,600
Later than 5 years	8,414	9,646

Undiscounted lease payments receivable	¥138,424	¥148,179

Unearned finance income	¥(12,134)	¥(11,623)

Unguaranteed residual value	¥80,485	¥93,616

Net investment in the lease	¥206,775	¥230,172

For the nature of the lessor’s leasing activities and the risk management strategy, see note 3(i) and (j).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses
The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2023, 2024 and 2025 are as follows:
For the years ended March 31, 2023, 2024 and 2025

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2022	¥23,789	¥5,514	¥7,464	¥36,767

Remeasurement	¥868	¥5,288	¥20,673	¥26,829
Write-offs	—	—	(19,942)	(19,942)
Exchange differences on translating foreign operations	1,810	270	349	2,429

Balance as of March 31, 2023	¥26,467	¥11,072	¥8,544	¥46,083

Remeasurement	¥6,823	¥1,732	¥40,899	¥49,454
Write-offs	—	—	(36,663)	(36,663)
Exchange differences on translating foreign operations	3,849	1,474	1,282	6,605

Balance as of March 31, 2024	¥37,139	¥14,278	¥14,062	¥65,479

Remeasurement	¥5,422	¥5,695	¥59,389	¥70,506
Write-offs	—	—	(54,155)	(54,155)
Exchange differences on translating foreign operations	(1,533)	(484)	(1,363)	(3,380)

Balance as of March 31, 2025	¥41,028	¥19,489	¥17,933	¥78,450

Finance lease:
Balance as of April 1, 2022	¥139	¥92	¥256	¥487

Remeasurement	¥49	¥(28)	¥(24)	¥(3)
Write-offs	—	—	(35)	(35)
Exchange differences on translating foreign operations	4	5	7	16

Balance as of March 31, 2023	¥192	¥69	¥204	¥465

Remeasurement	¥46	¥15	¥16	¥77
Write-offs	—	—	(43)	(43)
Exchange differences on translating foreign operations	17	10	29	56

Balance as of March 31, 2024	¥255	¥94	¥206	¥555

Remeasurement	¥(79)	¥105	¥132	¥158
Write-offs	—	—	(29)	(29)
Exchange differences on translating foreign operations	1	(1)	3	3

Balance as of March 31, 2025	¥177	¥198	¥312	¥687

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Wholesale:
Balance as of April 1, 2022	¥1,176	¥17	¥616	¥1,809

Remeasurement	¥(263)	¥(8)	¥463	¥192
Write-offs	—	—	33	33
Exchange differences on translating foreign operations	63	1	6	70

Balance as of March 31, 2023	¥976	¥10	¥1,118	¥2,104

Remeasurement	¥377	¥49	¥100	¥526
Write-offs	—	—	6	6
Exchange differences on translating foreign operations	149	3	177	329

Balance as of March 31, 2024	¥1,502	¥62	¥1,401	¥2,965

Remeasurement	¥172	¥(27)	¥154	¥299
Write-offs	—	—	(82)	(82)
Exchange differences on translating foreign operations	(6)	—	(188)	(194)

Balance as of March 31, 2025	¥1,668	¥35	¥1,285	¥2,988

Total:
Balance as of April 1, 2022	¥25,104	¥5,623	¥8,336	¥39,063

Remeasurement	¥654	¥5,252	¥21,112	¥27,018
Write-offs	—	—	(19,944)	(19,944)
Exchange differences on translating foreign operations	1,877	276	362	2,515

Balance as of March 31, 2023	¥27,635	¥11,151	¥9,866	¥48,652

Remeasurement	¥7,246	¥1,796	¥41,015	¥50,057
Write-offs	—	—	(36,700)	(36,700)
Exchange differences on translating foreign operations	4,015	1,487	1,488	6,990

Balance as of March 31, 2024	¥38,896	¥14,434	¥15,669	¥68,999

Remeasurement	¥5,515	¥5,773	¥59,675	¥70,963
Write-offs	—	—	(54,266)	(54,266)
Exchange differences on translating foreign operations	(1,538)	(485)	(1,548)	(3,571)

Balance as of March 31, 2025	¥42,873	¥19,722	¥19,530	¥82,125

For more information on allowance for credit losses, see note 25(c).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets
Other financial assets as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥123,359	¥120,067
Debt securities	69,751	84,018
Guaranty deposits	13,662	15,297
Restricted cash	118,129	117,260
Other	4,422	11,063
Allowance for impairment losses	(2,748)	(2,513)
Financial assets measured at fair value through other comprehensive income:
Debt securities	30,567	34,872
Equity securities	522,703	434,592
Financial assets measured at fair value through profit or loss:
Derivatives	194,187	133,077
Debt securities	123,693	134,204

Total	¥1,197,725	¥1,081,937

Current assets	¥229,583	¥208,478
Non-current assets	968,142	873,459

Total	¥1,197,725	¥1,081,937

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Balance at beginning of year	¥3,212	¥2,988	¥2,748

Remeasurement	¥232	¥97	¥18
Write-offs	(461)	(345)	(253)
Exchange differences on translating foreign operations	5	8	(0)

Balance at end of year	¥2,988	¥2,748	¥2,513

The allowance for impairment losses on other financial assets for the years ended March 31, 2023, 2024 and 2025 are mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2024 and 2025 are as follows:
As of March 31, 2024

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥163,986
GM Cruise Holdings LLC	65,802
Renesas Electronics Corporation	47,139
Stanley Electric Co., Ltd.	47,110
Mitsubishi UFJ Financial Group, Inc.	22,580
GS Yuasa Corporation	15,464
As of March 31, 2025

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥215,612
Stanley Electric Co., Ltd.	46,951
Renesas Electronics Corporation	35,083
NIKKON Holdings Co., Ltd.	13,186
GS Yuasa Corporation	11,711
Chubb Limited	11,703
Honda sells (derecognizes) the equity securities designated as financial assets measured at fair value through other comprehensive income for the purpose of improving efficiency in the utilization of resources and reviewing trade relationships, among other reasons.
The fair values at the date of derecognition and cumulative net gains or losses recognized in other comprehensive income in equity for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Fair value	¥42	¥2,452	¥61,586
Cumulative net gain or loss	¥(99)	¥(527)	¥(55,090)
(9) Inventories
Inventories as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Finished goods	¥1,521,673	¥1,582,755
Work in process	93,412	80,730
Raw materials	827,884	807,105

Total	¥2,442,969	¥2,470,590

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2023, 2024 and 2025 are ¥8,400 million, ¥12,220 million and ¥120,919 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method
Honda’s equity in affiliates and joint ventures as of March 31, 2024 and 2025 is as follows:

	Yen (millions)
	2024	2025
Investments accounted for using the equity method:
Affiliates	¥715,901	¥854,536
Joint ventures	491,067	388,078

Total	¥1,206,968	¥1,242,614

Honda’s equity of undistributed earnings:
Affiliates	¥111,787	¥95,581
Joint ventures	279,915	160,433

Total	¥391,702	¥256,014

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
For the year ended March 31, 2024 and 2025
, the Company did not recognize any significant impairment losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2023, 2024 and 2025 is as follows:

	Yen (millions)
	2023	2024	2025
Profit for the year:
Affiliates	¥(81,504)	¥26,490	¥15,838
Joint ventures	198,949	84,327	(14,856)

Total	¥117,445	¥110,817	¥982

Other comprehensive income:
Affiliates	¥25,920	¥31,797	¥18,305
Joint ventures	4,801	30,856	(6,403)

Total	¥30,721	¥62,653	¥11,902

Comprehensive income for the year:
Affiliates	¥(55,584)	¥58,287	¥34,143
Joint ventures	203,750	115,183	(21,259)

Total	¥148,166	¥173,470	¥12,884

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2024 and 2025, and for the years ended March 31, 2023, 2024 and 2025 is as follows:

	Yen (millions)
For the year ended March 31, 2023	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Sales revenue	¥189,332	¥3,800,943	¥9,187	¥3,999,462
Profit for the year	10,038	(45,204)	1,901	(33,265)

	Yen (millions)
As of and for the year ended March 31, 2024	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥72,203	¥1,988,023	¥22,696	¥2,082,922
Non-current assets	24,867	2,400,612	26,272	2,451,751

Total assets	97,070	4,388,635	48,968	4,534,673

Current liabilities	29,538	1,348,062	5,433	1,383,033
Non-current liabilities	3,542	701,643	685	705,870

Total liabilities	33,080	2,049,705	6,118	2,088,903

Total equity	¥63,990	¥2,338,930	¥42,850	¥2,445,770

Sales revenue	¥178,964	¥4,425,320	¥10,335	¥4,614,619
Profit for the year	12,744	38,348	2,193	53,285

	Yen (millions)
As of and for the year ended March 31, 2025	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥46,092	¥1,971,257	¥32,727	¥2,050,076
Non-current assets	18,217	2,770,810	24,559	2,813,586

Total assets	64,309	4,742,067	57,286	4,863,662

Current liabilities	19,386	1,549,786	6,630	1,575,802
Non-current liabilities	1,919	499,907	541	502,367

Total liabilities	21,305	2,049,693	7,171	2,078,169

Total equity	¥43,004	¥2,692,374	¥50,115	¥2,785,493

Sales revenue	¥153,727	¥4,451,855	¥17,845	¥4,623,427
Profit for the year	12,978	87,996	3,047	104,021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2024 and 2025, and for the years ended March 31, 2023, 2024 and 2025 is as follows:

	Yen (millions)
For the year ended March 31, 2023	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total

Sales revenue	¥1,071,031	¥4,360,348	¥6,022	¥5,437,401
Profit for the year	93,766	304,119	1,779	399,664

	Yen (millions)
As of and for the year ended March 31, 2024	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total

Current assets	¥376,630	¥1,206,741	¥3,852	¥1,587,223
Non-current assets	201,692	682,236	880	884,808

Total assets	578,322	1,888,977	4,732	2,472,031

Current liabilities	320,335	1,026,763	1,875	1,348,973
Non-current liabilities	72,977	72,063	2,441	147,481

Total liabilities	393,312	1,098,826	4,316	1,496,454

Total equity	¥185,010	¥790,151	¥416	¥975,577

Sales revenue	¥1,103,578	¥4,003,276	¥4,183	¥5,111,037
Profit for the year	100,242	67,056	1,674	168,972

	Yen (millions)
As of and for the year ended March 31, 2025	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥383,566	¥919,732	¥4,892	¥1,308,190
Non-current assets	185,883	631,036	1,153	818,072

Total assets	569,449	1,550,768	6,045	2,126,262

Current liabilities	326,185	874,653	2,119	1,202,957
Non-current liabilities	71,439	78,792	3,266	153,497

Total liabilities	397,624	953,445	5,385	1,356,454

Total equity	¥171,825	¥597,323	¥660	¥769,808

Sales revenue	¥1,181,238	¥2,723,204	¥4,943	¥3,909,385
Profit for the year	108,842	(139,636)	1,398	(29,396)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases
Equipment on operating leases are mainly vehicles.
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2024 and 2025 are as follows:
(Cost)

Yen (millions)
Balance as of April 1, 2023	¥6,266,953

Additions	¥2,448,469
Sales or disposal	(2,662,279)
Exchange differences on translating foreign operations	625,564
Other	—

Balance as of March 31, 2024	¥6,678,707

Additions	¥3,134,025
Sales or disposal	(2,608,962)
Exchange differences on translating foreign operations	(112,651)
Other	—

Balance as of March 31, 2025	¥7,091,119

(Accumulated depreciation and impairment losses)

Yen (millions)

Balance as of April 1, 2023	¥(1,540,661)

Depreciation	¥(829,868)
Sales or disposal	1,043,821
Exchange differences on translating foreign operations	(134,587)
Other	(14,644)

Balance as of March 31, 2024	¥(1,475,939)

Depreciation	¥(876,860)
Sales or disposal	1,020,755
Exchange differences on translating foreign operations	21,499
Other	(32,387)

Balance as of March 31, 2025	¥(1,342,932)

(Carrying amount)

Yen (millions)
Balance as of March 31, 2024	¥5,202,768
Balance as of March 31, 2025	5,748,187

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Future lease payments)
Future lease payments expected to be received under the operating leases by maturity as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025

Within 1 year	¥810,011	¥966,028
Between 1 and 2 years	614,883	741,093
Between 2 and 3 years	314,854	364,347
Between 3 and 4 years	108,572	114,240
Between 4 and 5 years	31,106	32,341
Later than 5 years	10,427	12,540

Total	¥1,889,853	¥2,230,589

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.
(Lease income)
Operating leases income for the years ended March 31, 2024 and 2025 are ¥1,141,819 million and ¥1,256,945 million, respectively.
(12) Property, Plant and Equipment
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2024 and 2025 are as follows:
(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2023	¥653,918	¥2,758,854	¥6,615,640	¥164,779	¥10,193,191

Additions	8,328	35,397	113,006	325,741	482,472
Reclassification	8,129	74,106	199,180	(281,415)	—
Sales or disposal	(4,078)	(39,594)	(285,196)	—	(328,868)
Deconsolidation	(7,346)	(36,633)	(109,783)	(4,149)	(157,911)
Exchange differences on translating foreign operations	15,409	165,930	609,316	17,450	808,105
Other	202	(3,662)	13,886	(2,527)	7,899

Balance as of March 31, 2024	¥674,562	¥2,954,398	¥7,156,049	¥219,879	¥11,004,888

Additions	14,867	36,761	98,025	463,013	612,666
Reclassification	3,336	84,185	292,186	(379,707)	—
Sales or disposal	(9,128)	(39,708)	(295,604)	—	(344,440)
Exchange differences on translating foreign operations	(2,385)	(26,961)	(117,006)	(5,476)	(151,828)
Other	6	(3,179)	(2,949)	(2,128)	(8,250)

Balance as of March 31, 2025	¥681,258	¥3,005,496	¥7,130,701	¥295,581	¥11,113,036

F-4
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2023	¥(23,224)	¥(1,694,821)	¥(5,306,138)	¥(899)	¥(7,025,082)

Depreciation	(6,086)	(107,219)	(450,649)	—	(563,954)
Sales or disposal	3,002	31,498	260,947	—	295,447
Deconsolidation	1,425	24,264	89,502	331	115,522
Exchange differences on translating foreign operations	(334)	(98,578)	(494,162)	1	(593,073)
Other	(225)	(594)	1,318	166	665

Balance as of March 31, 2024	¥(25,442)	¥(1,845,450)	¥(5,899,182)	¥(401)	¥(7,770,475)

Depreciation	(6,399)	(106,045)	(419,365)	—	(531,809)
Sales or disposal	3,372	34,386	263,760	—	301,518
Exchange differences on translating foreign operations	44	15,566	95,475	—	111,085
Other	(355)	(2,909)	(10,132)	(38)	(13,434)

Balance as of March 31, 2025	¥(28,780)	¥(1,904,452)	¥(5,969,444)	¥(439)	¥(7,903,115)

(Carrying amount)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2024	¥649,120	¥1,108,948	¥1,256,867	¥219,478	¥3,234,413
Balance as of March 31, 2025	652,478	1,101,044	1,161,257	295,142	3,209,921
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

F-4
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the
right-of-use
assets for the years ended March 31, 2024 and 2025 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total
Balance as of April 1, 2023	¥86,368	¥136,059	¥85,918	¥308,345

Additions	7,887	28,103	58,496	94,486
Depreciation	(6,086)	(18,433)	(53,389)	(77,908)
Other	3,017	(8,131)	3,202	(1,912)

Balance as of March 31, 2024	¥91,186	¥137,598	¥94,227	¥323,011

Additions	5,689	33,006	36,544	75,239
Depreciation	(6,399)	(19,110)	(50,115)	(75,624)
Other	(3,839)	(7,669)	(1,413)	(12,921)

Balance as of March 31, 2025	¥86,637	¥143,825	¥79,243	¥309,705

(13) Intangible Assets
The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2024 and 2025 are as follows:
(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2023	¥1,014,266	¥517,550	¥93,421	¥1,625,237

Additions	¥—	¥13,144	¥41,165	¥54,309
Internally developed	207,519	42,896	—	250,415
Sales or disposal	(128,194)	(16,228)	(14,826)	(159,248)
Exchange differences on translating foreign operations	12,224	36,984	14,517	63,725
Other	(4,254)	3,636	(3,648)	(4,266)

Balance as of March 31, 2024	¥1,101,561	¥597,982	¥130,629	¥1,830,172

Additions	¥—	¥20,330	¥2,153	¥22,483
Internally developed	287,098	55,775	—	342,873
Sales or disposal	(50,588)	(6,880)	(21,365)	(78,833)
Exchange differences on translating foreign operations	(793)	(5,754)	(2,099)	(8,646)
Other	1,616	5,352	206	7,174

Balance as of March 31, 2025	¥1,338,894	¥666,805	¥109,524	¥2,115,223

F-4
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2023	¥(345,904)	¥(397,763)	¥(10,670)	¥(754,337)

Amortization	¥(154,780)	¥(30,029)	¥(855)	¥(185,664)
Sales or disposal	128,194	15,315	219	143,728
Exchange differences on translating foreign operations	(1,935)	(29,418)	(1,656)	(33,009)
Other	2,055	(3,997)	741	(1,201)

Balance as of March 31, 2024	¥(372,370)	¥(445,892)	¥(12,221)	¥(830,483)

Amortization	¥(162,579)	¥(40,549)	¥(1,008)	¥(204,136)
Sales or disposal	37,207	6,041	302	43,550
Exchange differences on translating foreign operations	(39)	3,650	168	3,779
Other	18	(124)	(1,808)	(1,914)

Balance as of March 31, 2025	¥(497,763)	¥(476,874)	¥(14,567)	¥(989,204)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2024	¥729,191	¥152,090	¥118,408	¥999,689
Balance as of March 31, 2025	841,131	189,931	94,957	1,126,019
Amortization of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.
For commitments for purchases of intangible assets, see note 28.
(14) Trade Payables
Trade payables are classified as financial liabilities measured at amortized cost.
Trade payables as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Trade accounts and notes payable	¥1,310,944	¥1,359,175
Other	298,892	304,312

Total	¥1,609,836	¥1,663,487

F-4
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(15) Financing Liabilities
Financing liabilities are classified as financial liabilities measured at amortized cost.
Financing liabilities presented in current liabilities as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Current:
Commercial paper	¥959,620	¥1,114,208
Loans	387,093	475,728
Medium-term notes	90,835	164,457
Asset-backed securities	79,299	75,511

Subtotal	¥1,516,847	¥1,829,904

Reclassification from non-current liabilities (Current portion)	¥2,588,743	¥2,667,843

Total	¥4,105,590	¥4,497,747

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current
liabilities) as of March 31, 2024 and 2025 are as follows:

	2024	2025
Weighted average interest rate	4.94%	4.15%
Financing liabilities presented in
non-current
liabilities as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Non-current:
Loans	¥1,050,890	¥984,333
Medium-term notes	5,129,411	5,900,016
Corporate bonds	1,038,311	866,042
Asset-backed securities	1,428,098	1,870,972

Subtotal	¥8,646,710	¥9,621,363

Reclassification to current liabilities (Current portion)	¥(2,588,743)	¥(2,667,843)

Total	¥6,057,967	¥6,953,520

The interest rate range and payment due date for financing liabilities presented in non-current
liabilities (including reclassification to current liabilities) as of March 31, 2024 and 2025 are as follows:

	2024	2025
Loans	Interest rate: 0.14% - 13.06% Due: 2024 - 2046	Interest rate: 0.14% - 13.30% Due: 2025 - 2046
Medium-term notes	Interest rate: 0.30% - 6.40% Due: 2024 - 2034	Interest rate: 0.30% - 5.85% Due: 2025 - 2035
Corporate bonds	Interest rate: 0.03% - 2.97% Due: 2024 - 2032	Interest rate: 0.09% - 2.97% Due: 2025 - 2032
Asset-backed securities	Interest rate: 0.11% - 5.94% Due: 2024 - 2028	Interest rate: 0.11% - 5.87% Due: 2025 - 2029

F-4
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Pledged assets)
Pledged assets for financing liabilities as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Trade receivables	¥34,137	¥27,365
Receivables from financial services	1,520,521	1,980,042
Inventories	4,117	1,772
Equipment on operating leases	86,455	92,822
Property, plant and equipment	2,491	2,779

Total	¥1,647,721	¥2,104,780

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
(Reconciliation of liabilities arising from financing activities)
The changes in liabilities arising from financing activities for the years ended March 31, 2023, 2024 and 2025 are as follows:
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

F-4
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2024

	Yen (millions)
	Balance as of April 1, 2023	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2024
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,365,775	¥(24,382)	¥—	¥—	¥177,888	¥—	¥(2,434)	¥1,516,847
Long-term financing liabilities	6,299,393	1,593,898	—	—	751,082	—	2,337	8,646,710
Lease liabilities	315,958	(80,513)	—	92,612	9,509	—	(5,160)	332,406
Derivative financial liabilities (assets) *	65,276	4,983	(36,665)	—	11,112	(32,957)	—	11,749

Total	¥8,046,402	¥1,493,986	¥(36,665)	¥92,612	¥949,591	¥(32,957)	¥(5,257)	¥10,507,712

For the year ended March 31, 2025

	Yen (millions)
	Balance as of April 1, 2024	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2025
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,516,847	¥340,693	¥—	¥—	¥(30,130)	¥—	¥2,494	¥1,829,904
Long-term financing liabilities	8,646,710	1,119,418	—	—	(149,634)	—	4,869	9,621,363
Lease liabilities	332,406	(78,137)	—	76,919	(1,427)	—	(6,838)	322,923
Derivative financial liabilities (assets) *	11,749	31,488	(35,007)	—	(621)	2,532	—	10,141

Total	¥10,507,712	¥1,413,462	¥(35,007)	¥76,919	¥(181,812)	¥2,532	¥525	¥11,784,331

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

F-4
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(16) Other Financial Liabilities
Other financial liabilities as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
	2024	2025
Financial liabilities measured at amortized cost	¥88,779	¥83,747
Financial liabilities measured at fair value through profit or loss:
Derivatives	236,592	171,630
Lease liabilities	332,406	322,923

Total	¥657,777	¥578,300

Current liabilities	¥340,858	¥276,861
Non-current liabilities	316,919	301,439

Total	¥657,777	¥578,300

(17) Provisions
The components of and changes in provisions for the year ended March 31, 2025 are as follows:

	Yen (millions)
	Product warranties	Other	Total
Balance as of April 1, 2024	¥815,190	¥136,533	¥951,723

Additional provisions	¥454,502	¥112,452	¥566,954
Write-offs	(357,345)	(45,832)	(403,177)
Reversal	(43,784)	(1,632)	(45,416)
Exchange differences on translating foreign operations	(10,460)	(3,909)	(14,369)

Balance as of March 31, 2025	¥858,103	¥197,612	¥1,055,715

Current liabilities and
non-current
liabilities of provisions as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Current liabilities	¥566,722	¥388,441
Non-current liabilities	385,001	667,274

Total	¥951,723	¥1,055,715

F-4
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls.
(i) Honda recognizes general estimated warranty costs at the time products are sold to customers and estimates based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims.
(ii) In fiscal years prior to the year ended March 31, 2025, Honda historically recognized specific estimated warranty program costs when it was probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The provisions were estimated for each specific warranty program.
During the year ended March 31, 2025, it was made possible for Honda to make reliable estimates of product warranty costs at the time products are sold to customers, since the number of automobile product units subject to specific warranty program have increased in the recent fiscal years, historical data to support the use of its estimate on specific warranty program costs have sufficiently accumulated, and “Quality Innovation Operations” has been established to monitor progress of specific warranty programs and related costs across Honda. As such, Honda changed the estimation model to accrue the provisions comprehensively for specific warranty programs of automobile products manufactured at our major production bases at the time of vehicle sales for the year ended March 31, 2025.
The estimated specific warranty costs are measured by number of units sold over the past fiscal years and specific warranty cost per unit expected to be incurred (specific warranty cost per unit) after vehicle sales over its product life based on our historical experience. Expected specific warranty cost per unit is calculated based on the actual warranty costs incurred over specific range of past periods such as the average
useful product life. This estimate is inherently uncertain as it is based on our historical experience as described above. Consequently, the actual specific warranty cost per unit may differ from the expected cost per unit and result in adjustments to the provisions in future reporting periods. The difference from estimated specific warranty cost per unit can be primarily driven by actual repair cost such as parts and labors.
In addition to the provisions comprehensively accrued, estimates of certain warranty program cost are individually made when it is deemed appropriate by considering its nature and magnitude of each program. Honda recognizes those provisions when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provisions are estimated based on the expected level of future warranty costs, including the expected number of units to be affected and the estimated repair cost per unit for warranty claims.
The change in the estimation model resulted in the increase of provisions for product warranties by ¥127,554 million for the year ended March 31, 2025, which is included in selling, general and administrative in the consolidated statements of income and included in Automobile business.
Provisions for (i) and (ii) product warranties are utilized for expenditures based on the demand from customers and dealers. A portion of the product warranties is expected to be reimbursed by agreement with suppliers. The amount of expected reimbursement is ¥161,057 million as of March 31, 2025.

F-
49

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets
The changes in present value of defined benefit
obligations
and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,160,727	¥925,961	¥1,081,392	¥1,037,123

Current service cost	27,397	17,702	24,203	19,077
Past service cost	—	(271)	—	—
Interest cost	13,944	47,108	16,392	50,717
Plan participants’ contributions	—	4,447	—	4,022
Remeasurements:
Changes in demographic assumptions	(4,249)	(724)	980	1,982
Changes in financial assumptions	(44,232)	(14,686)	(83,744)	(28,838)
Other	(91)	(1,446)	3,325	8,516
Benefits paid	(59,464)	(66,563)	(62,296)	(63,038)
Deconsolidation	(12,640)	—	—	—
Exchange differences on translating foreign operations	—	125,595	—	(22,965)

Balance at end of year	¥1,081,392	¥1,037,123	¥980,252	¥1,006,596

Fair value of plan assets:
Balance at beginning of year	¥1,236,755	¥879,975	¥1,247,059	¥993,401

Interest income	15,030	45,291	19,164	52,338
Actual return on plan assets, excluding interest income	43,828	(6,964)	(27,278)	(19,496)
Employer contributions	20,108	16,819	19,349	15,683
Plan participants’ contributions	—	4,447	—	4,022
Benefits paid	(54,727)	(66,563)	(59,027)	(63,038)
Deconsolidation	(13,935)	—	—	—
Exchange differences on translating foreign operations	—	120,396	—	(24,582)

Balance at end of year	¥1,247,059	¥993,401	¥1,199,267	¥958,328

Effects of asset ceiling	123,505	86,321	195,916	37,807

Net defined benefit liabilities (assets)	¥(42,162)	¥130,043	¥(23,099)	¥86,075

Retirement benefit assets included in net defined benefit liabilities (assets) as of March 31, 2024 and 2025 are ¥148,296 million and ¥185,835 million, respectively, which are presented in other non-current
assets in the consolidated statements
of financial position.

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
The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2024 and 2025 is as follows:
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

F-5
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2025

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥22,760	¥—	¥22,760	¥8,124	¥—	¥8,124
Equity securities:
Japan	22,005	—	22,005	546	—	546
United States	200,605	—	200,605	10,687	—	10,687
Other	145,261	70	145,331	4,685	2,048	6,733
Debt securities:
Japan	47,992	1,262	49,254	—	1,055	1,055
United States	145,869	23,544	169,413	—	163,424	163,424
Other	135,936	115,050	250,986	—	14,544	14,544
Group annuity insurance:
General accounts	—	39,871	39,871	—	—	—
Separate accounts	—	29,531	29,531	—	—	—
Pooled funds:
Real estate funds	—	209	209	—	70,336	70,336
Private equity funds	—	—	—	—	154,824	154,824
Hedge funds	—	120,414	120,414	—	26,400	26,400
Commingled and other mutual funds	1,038	158,217	159,255	—	459,546	459,546
Other	2	(10,369)	(10,367)	382	41,727	42,109

Total	¥721,468	¥477,799	¥1,199,267	¥24,424	¥933,904	¥958,328

3) Actuarial assumptions
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2024 and 2025 are as follows:

	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	1.6%	4.9 - 5.2%	2.3%	4.6 - 5.9%
Rate of salary increase	1.6%	2.0 - 7.5%	1.6%	2.0 - 4.9%
4) Sensitivity analysis
The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2024 and 2025 are as follows:

Yen (millions)
	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥70,025 increase	¥67,928 increase	¥58,739 increase	¥62,310 increase
0.5% increase	¥63,047 decrease	¥59,881 decrease	¥53,176 decrease	¥55,111 decrease

F-5
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2024 and 2025, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.
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
The Company and certain of its consolidated subsidiaries expect to contribute ¥16,900 million to its Japanese pension plans and ¥28,604 million to its foreign pension plans in the year ending March 31, 202
6
.
The weighted average duration of defined benefit obligations as of March 31, 2024 and 2025 are as follows:

	2024		2025
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	12 years	11 years	11 years	10 years
(b) Personnel Expenses
Personnel expenses included in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Personnel expenses	¥1,635,515	¥1,807,731	¥1,934,596
Personnel expenses include salaries,
bonuses
, social security expenses and expenses relating to post-employment benefits.
(19) Equity
(a) Management of Capital
Honda makes investments in capital and research and development to improve corporate value through growth on a global basis. In order to meet these funding needs, Honda makes capital management through consideration of the balance between financing liabilities and equity.
Financing liabilities and equity of Honda as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Financing liabilities	¥10,163,557	¥11,451,267
Equity	13,005,872	12,627,822

F-5
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Common Stock
The Company’s total number of shares authorized and issued for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Shares
	2023	2024	2025
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	1,811,428,430	5,280,000,000
Changes during the year *	—	3,468,571,570	—
Balance at end of year	1,811,428,430	5,280,000,000	5,280,000,000

Explanatory notes:

*1	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023.
*2	As of February 29, 2024, the Company cancelled 154,285,290 shares of its treasury stock based on the resolution of the Board of Directors Meeting on February 8, 2024.
All of the issued shares as of March 31, 2023, 2024 and 2025 have been paid in full.
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
(d) Treasury Stock
The total number of the Company’s treasury stock held by Honda as of March 31, 2023, 2024 and 2025 is as follows:

	Shares
	2023	2024	2025
Common shares	147,087,841	451,092,624	933,490,429
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

F-5
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(e) Other Components of Equity
The changes in other components of equity for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Total
Balance as of April 1, 2022	¥—	¥145,720	¥844,718	¥990,438

Adjustment during the year	¥3,304	¥(19,030)	¥445,739	¥430,013
Reclassification to retained earnings	(3,304)	250	—	(3,054)

Balance as of March 31, 2023	¥—	¥126,940	¥1,290,457	¥1,417,397

Adjustment during the year	¥(18,194)	¥(17,924)	¥913,456	¥877,338
Reclassification to retained earnings	18,194	(479)	—	17,715

Balance as of March 31, 2024	¥—	¥108,537	¥2,203,913	¥2,312,450

Adjustment during the year	¥26,874	¥(19,953)	¥(143,608)	¥(136,687)
Reclassification to retained earnings	(26,874)	36,932	—	10,058

Balance as of March 31, 2025	¥—	¥125,516	¥2,060,305	¥2,185,821

F-5
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income
Each component of other comprehensive income and related tax effect including non-controlling
interests for the years ended March 31, 2023, 2024 and 2025 are as follows:
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

F-5
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2025

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥33,986	¥(7,259)	¥26,727

Net changes	33,986	(7,259)	26,727

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(23,320)	9,843	(13,477)

Net changes	(23,320)	9,843	(13,477)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	(7,029)	530	(6,499)

Net changes	(7,029)	530	(6,499)

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	582	(128)	454
Reclassification to profit or loss	(50)	11	(39)

Net changes	532	(117)	415

Exchange differences on translating foreign operations:
Amount incurred during the year	(162,200)	(2)	(162,202)
Reclassification to profit or loss	(125)	2	(123)

Net changes	(162,325)	—	(162,325)

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	20,910	(1,190)	19,720
Reclassification to profit or loss	(1,319)	—	(1,319)

Net changes	19,591	(1,190)	18,401

Total other comprehensive income	¥(138,565)	¥1,807	¥(136,758)

F-
5
9

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The components of other comprehensive income included in
non-controlling
interests for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥341	¥186	¥90
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	88	6	155
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	7,650	18,893	(316)

Total	¥8,079	¥19,085	¥(71)

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
The amounts recognized as dividends of retained earnings for the years ended March 31, 2023, 2024 and 2025 are as follows:
1) Dividend payout
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

F-
60

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

Explanatory note:

*
As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Dividend per share is an amount prior to the stock split.

For the year ended March 31, 2025

Resolution	The Board of Directors Meeting on May 10 , 2024
Type of shares	Common shares
Total amount of dividends (millions of yen)	188,418
Dividend per share (yen)	39.00
Record date	March 31, 2024
Effective date	June 4, 2024

Resolution	The Board of Directors Meeting on November 6 , 2024
Type of shares	Common shares
Total amount of dividends (millions of yen)	159,386
Dividend per share (yen)	34.00
Record date	September 30, 2024
Effective date	December 4, 2024
2) Dividends payable of which record date was in the year ended March 31, 2025, effective after the period

Resolution	The Board of Directors Meeting on May 13, 2025
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	147,960
Dividend per share (yen)	34.00
Record date	March 31, 2025
Effective date	June 5, 2025

F-6
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(20) Sales Revenue
(a) Disaggregation of revenue
As stated in Note 4, Honda discloses segment information in four categories.
The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with each segment for the years ended March 31, 2023, 2024 and 2025 are as follows:
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

F-6
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥106,632	¥1,794,911	¥193,188	¥88,943	¥2,183,674
North America	347,503	9,379,001	1,456,899	127,991	11,311,394
Europe	379,432	459,755	—	77,859	917,046
Asia	2,071,481	1,953,109	15	62,018	4,086,623
Other Regions	714,537	563,025	—	28,251	1,305,813

Total	¥3,619,585	¥14,149,801	¥1,650,102	¥385,062	¥19,804,550

Revenue arising from the other sources*	7,018	19,439	1,857,664	96	1,884,217

Total	¥3,626,603	¥14,169,240	¥3,507,766	¥385,158	¥21,688,767

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.
(b) Contract balances
The receivables from contracts with customers and contract liabilities for the years ended March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Receivables from contracts with customers:
Trade receivables	¥982,118	¥888,774
Contract liabilities:
Other current liabilities	401,855	411,941
Other noncurrent liabilities	306,170	329,298
The amounts of revenue recognized for the years ended March 31, 2023, 2024 and 2025 that were included in the contract liability balances at the beginning of the year are ¥219,873 million, ¥273,224 million and ¥343,681 million, respectively. The amounts of revenue recognized for the years ended March 31, 2023, 2024 and 2025 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

F-6
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Transaction price allocated to the remaining performance obligation
The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Within 1 year	¥230,865	¥245,826
Between 1 and 5 years	355,882	363,831
Later than 5 years	22,198	26,275

Total	¥608,945	¥635,932

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.
(d) Assets recognized from the costs to obtain or fulfill a contract with a customer
The assets recognized from the costs to obtain a contract with a customer as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Assets recognized from the costs to obtain a contract with a customer	¥186,074	¥192,532
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
The amounts of amortization of the assets for the years ended March 31, 2023, 2024 and 2025 are ¥52,193 million, ¥60,391 million and ¥66,438 million, respectively.
(21) Research and Development
Research and development costs for the years ended March 31, 2023, 2024 and 2025 consist of the following:

	Yen (millions)
	2023	2024	2025
Research and development expenditures incurred during the reporting period	¥852,067	¥976,366	¥1,210,620
Amount capitalized	(120,811)	(207,519)	(287,098)
Amortization and disposal losses of capitalized development costs	149,659	154,780	175,960

Total	¥880,915	¥923,627	¥1,099,482

F-6
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(22) Finance Income and Finance Costs
Finance income and finance costs for the years ended March 31, 2023, 2024 and 2025 consist of the following:

	Yen (millions)
	2023	2024	2025
Interest income:
Financial assets measured at amortized cost	¥69,217	¥169,287	¥184,928
Financial assets measured at fair value through other comprehensive income	497	798	1,206
Financial assets measured at fair value through profit or loss	3,357	3,610	4,997

Total	73,071	173,695	191,131

Interest expense:
Financial liabilities measured at amortized cost	(34,065)	(42,609)	(45,385)
Other	(2,047)	(17,022)	(9,522)

Total	(36,112)	(59,631)	(54,907)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	6,150	8,804	15,037
Financial assets measured at fair value through profit or loss	—	—	—
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(92,144)	(202)	(24,783)
Gains (losses) on foreign exchange	47,705	67,414	(22,009)
Other	(17,319)	(40,490)	(1,297)

Total	(55,608)	35,526	(33,052)

Total	¥(18,649)	¥149,590	¥103,172

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes
(a) Income Tax Expense
Profit before income taxes and income tax expense for the years ended March 31, 2023, 2024 and 2025 consist of the following:

	Yen (millions)
	2023			2024			2025
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥(40,638)	¥920,203	¥879,565	¥148,651	¥1,493,733	¥1,642,384	¥180,912	¥1,136,728	¥1,317,640

Income tax expense (benefit):
Current taxes	12,699	353,611	366,310	19,081	606,077	625,158	28,922	499,076	527,998
Deferred taxes	(92,631)	(111,423)	(204,054)	34,265	(199,629)	(165,364)	(3,821)	(109,571)	(113,392)

Total	¥(79,932)	¥242,188	¥162,256	¥53,346	¥406,448	¥459,794	¥25,101	¥389,505	¥414,606

The benefits of deferred taxes in Japan for the year ended March 31, 202
3
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
The statutory income tax rate in Japan is approximately 30.2% for each of the years in the three-year period ended March 31, 2025.
The Japanese statutory income tax rate for the years ended March 31, 2023, 2024 and 2025 differs from the average effective tax rate for the following reasons:

	2023	2024	2025
Statutory income tax rate *	30.2%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(6.3)	(5.4)	(5.2)
Effects of investments accounted for using the equity method	(4.0)	(2.0)	0.0
Effects of undistributed earnings and withholding taxes on royalty	11.3	6.1	7.0
Changes in unrecognized deferred tax assets	(10.3)	0.1	1.1
Effects of income and expense not taxable and deductible for tax purpose	0.1	0.0	0.5
Effects of tax credit	(2.9)	(2.6)	(2.2)
Other adjustments relating to prior years	(0.5)	(0.1)	(2.1)
Adjustments for the uncertain tax treatments on income taxes	0.6	0.1	0.6
Adjustments for the changes in income tax laws	(0.6)	0.2	0.4
Other	0.8	1.4	1.2

Average effective tax rate	18.4%	28.0%	31.5%

Explanatory note:

*
On March 31, 2025, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan for
the
 years beginning on and after April 1, 2026 was changed to approximately 31%.

F-6
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities
The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Deferred tax assets:
Inventories	¥60,476	¥62,292
Accrued expenses	75,627	64,632
Provisions	170,286	243,174
Property, plant and equipment	40,470	55,231
Intangible assets	75,630	91,540
Retirement benefit liabilities	59,951	60,634
Lease liabilities	72,720	82,117
Carryforward of unused tax losses	95,400	36,057
Carryforward of unused tax credit	11,387	4,932
Other	105,431	137,622

Total	¥767,378	¥838,231

Deferred tax liabilities:
Property, plant and equipment	¥154,256	¥151,402
Intangible assets	195,662	236,577
Other financial assets	55,074	62,934
Operating leases	776,937	721,248
Undistributed earnings	71,577	71,781
Retirement benefit assets	37,780	44,309
Receivables from financial services	63,070	34,337
Other	97,233	90,228

Total	¥1,451,589	¥1,412,816

Net deferred tax assets (liabilities)	¥(684,211)	¥(574,585)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Inventories	¥(7,407)	¥(8,335)	¥(2,284)
Provisions	(27,854)	(26,423)	(75,290)
Property, plant and equipment *	19,079	(41,544)	(16,389)
Retirement benefit liabilities (assets)	(4,149)	(1,840)	3,308
Operating leases	(153,429)	(93,321)	(46,698)
Undistributed earnings	(1,005)	8,355	(537)
Carryforward of unused tax losses	(42,172)	17,652	59,300
Carryforward of unused tax credit	9,504	4,238	6,400
Other *	3,379	(24,146)	(41,202)

Total	¥(204,054)	¥(165,364)	¥(113,392)

Explanatory note:

*
Honda has adopted “Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)” with a date of initial application of April 1, 2023 and the comparative information has been retrospectively adjusted.

F-6
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Honda considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2024 and 2025. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥629 million and ¥637 million as of March 31, 2024 and 2025, respectively.
Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Deductible temporary differences	¥446,655	¥461,089
Carryforward of unused tax losses	439,849	436,674
Carryforward of unused tax credit	65,643	124,850
The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Within 1 year	¥4,088	¥12,142
Between 1 and 5 years	95,320	92,042
Between 5 and 20 years	55,480	36,115
Indefinite periods	284,961	296,375

Total	¥439,849	¥436,674

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Within 1 year	¥38	¥4
Between 1 and 5 years	65,574	124,831
Between 5 and 20 years	31	15
Indefinite periods	—	—

Total	¥65,643	¥124,850

The aggregate amounts of temporary differences relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2024 and 2025 are ¥8,112,152 million and ¥8,127,532 million, respectively.

F-6
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Global minimum taxation
The Act for Partial Amendment to the Income Tax Act, etc. (Act No. 3 of 2023) to implement the global minimum tax rule has been enacted in Japan. The Company and its certain domestic subsidiaries will be additionally taxed on the income of their foreign subsidiaries and joint ventures that are taxed below

15
%
in the tax jurisdictions where these subsidiaries and joint ventures are located. The enacted global minimum tax rule in Japan is effective from the years beginning on or after April 1, 2024, and its impact on income tax expense related to the Pillar Two model rules was immaterial for the year ended March 31, 2025.
(24) Earnings Per Share
Earnings per share attributable to owners of the parent for the years ended March 31, 2023, 2024 and 2025 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2023, 2024 and 2025.

	2023	2024	2025
Profit for the year attributable to owners of the parent (millions of yen)	¥651,416	¥1,107,174	¥835,837
Weighted average number of common shares outstanding, basic (shares)	5,088,921,345	4,901,560,332	4,671,383,489
Basic earnings per share attributable to owners of the parent (yen)	¥128.01	¥225.88	¥178.93

Explanatory note:

*
As of the effective date of October 1, 2023, the Company implemented a three-for-one
stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2023.

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

F-
6
9

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
(Foreign currency exchange rate risk sensitivity analysis)
Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2024 and 2025 is as follows.
The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2024	2025
Impact on profit before income taxes	¥(4,138)	¥(2,162)
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
(Interest rate risk sensitivity analysis)
Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2024 and 2025 is as follows.
The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2024	2025
Impact on profit before income taxes	¥(24,322)	¥(22,118)

F-
7
0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees of bank loans of employees for their housing costs. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans of employees for their housing costs, if an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. As of March 31, 2025, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.
F-
7
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Credit risk exposure
The analysis of the age of receivables from financial
services
that are past due as of March 31, 2024 and 2025 is as follows:

	Yen (millions)
As of March 31, 2024	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥328,741	¥74,948	¥19,722	¥17,246	¥440,657
Finance lease	1,499	258	16	481	2,254
Dealer finance receivables:
Wholesale	10,457	51	16	44	10,568

Total	¥340,697	¥75,257	¥19,754	¥17,771	¥453,479

	Yen (millions)
As of March 31, 2025	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥378,755	¥92,347	¥23,455	¥21,269	¥515,826
Finance lease	1,921	265	21	614	2,821
Dealer finance receivables:
Wholesale	17,211	54	16	85	17,366

Total	¥397,887	¥92,666	¥23,492	¥21,968	¥536,013

The balances of retail receivables included in consumer finance receivables as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2024		Not credit- impaired (Stage 2)	Credit- impaired (Stage 3)
Consumer finance receivables:
Retail*	¥6,919,715	¥374,582	¥36,162	¥7,330,459

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2025		Not credit- impaired (Stage 2)	Credit- impaired (Stage 3)
Consumer finance receivables:
Retail*	¥7,060,827	¥932,769	¥40,908	¥8,034,504

Explanatory note:

*
The tables above represent the gross amounts of retail receivables by stages of ECL model since the expected credit losses are measured collectively by our finance subsidiaries and the balances of those receivables are not directly allocated to the risk ratings.

F-7
2

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
The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2024		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥527,138	¥3,403	¥6,010	¥536,551
Group B	166,726	3,559	199	170,484

Total	¥693,864	¥6,962	¥6,209	¥707,035

Loan commitments:
Group A	¥82,802	¥—	¥—	¥82,802
Group B	9,571	—	—	9,571

Total	¥92,373	¥—	¥—	¥92,373

The undiscounted
 maximum amount of potential payment for guarantees of bank loans of employees for their housing costs as of March 31, 2024 is ¥5,034 million.

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2025		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥522,368	¥1,866	¥5,029	¥529,263
Group B	215,160	1,617	26	216,803

Total	¥737,528	¥3,483	¥5,055	¥746,066

Loan commitments:
Group A	¥107,073	¥—	¥—	¥107,073
Group B	20,275	—	—	20,275

Total	¥127,348	¥—	¥—	¥127,348

The undiscounted maximum amount of potential payment for guarantees of bank loans of emp loyee
s for their housing costs as of March 31, 2025 is ¥4,286 million.
2) Collateral held as security
The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition

F-7
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2024 and 2025 are approximately

80
% and
80
%, respectively, and those for dealer finance receivables are approximately
100
% and
100
% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.
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
The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Commercial paper	¥900,657	¥711,885
Medium-term notes	1,857,974	2,381,972

Total	¥2,758,631	¥3,093,857

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
The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Commercial paper programs	¥1,461,590	¥1,433,976
Other	63,759	72,482

Total	¥1,525,349	¥1,506,458

Borrowings under those committed lines of credit generally are available at the prime interest rate.

F-7
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Maturity analysis of financial liabilities
1)
Non-derivative
financial liabilities
Non-derivative
financial liabilities by maturity as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
As of March 31, 2024	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,609,836	¥1,609,836	¥—	¥—	¥1,609,836
Financing liabilities	10,163,557	4,379,834	5,875,709	686,075	10,941,618
Accrued expenses	638,319	638,319	—	—	638,319
Other financial liabilities	421,185	117,190	117,172	221,844	456,206

Total	¥12,832,897	¥6,745,179	¥5,992,881	¥907,919	¥13,645,979

	Yen (millions)
As of March 31, 2025	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,663,487	¥1,663,487	¥—	¥—	¥1,663,487
Financing liabilities	11,451,267	4,819,178	6,331,191	1,245,640	12,396,009
Accrued expenses	728,935	728,935	—	—	728,935
Other financial liabilities	406,670	115,587	115,839	215,609	447,035

Total	¥14,250,359	¥7,327,187	¥6,447,030	¥1,461,249	¥15,235,466

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
As of March 31, 2024	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥332,406	¥79,012	¥101,205	¥187,211	¥367,428

	Yen (millions)
As of March 31, 2025	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥322,923	¥72,062	¥103,245	¥188,046	¥363,353
2) Derivative financial liabilities
Derivative financial liabilities by maturity as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
As of March 31, 2024	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥121,922	¥154,387	¥3,863	¥280,172

	Yen (millions)
As of March 31, 2025	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥69,252	¥138,665	¥7,443	¥215,360

F-7
5

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

F-7
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

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
F-7
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Assets and Liabilities Measured at Fair Value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and 2025 consist of the following:

	Yen (millions)
As of March 31, 2024	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥80,347	¥—	¥80,347
Interest rate instruments	—	108,034	—	108,034
Other	—	—	5,806	5,806

Total	—	188,381	5,806	194,187

Debt securities	55,265	63,886	4,542	123,693
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	30,567	—	30,567
Equity securities	407,489		115,214	522,703

Total	¥462,754	¥282,834	¥125,562	¥871,150

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥100,708	¥—	¥100,708
Interest rate instruments	—	133,381	—	133,381
Other	—	2,503	—	2,503

Total	—	236,592	—	236,592

Total	¥—	¥236,592	¥—	¥236,592

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2024.

F-7
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2025	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥71,516	¥—	¥71,516
Interest rate instruments	—	50,612	—	50,612
Other	—	—	10,949	10,949

Total	—	122,128	10,949	133,077

Debt securities	56,070	73,648	4,486	134,204
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	34,872	—	34,872
Equity securities	384,409	—	50,183	434,592

Total	¥440,479	¥230,648	¥65,618	¥736,745

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥70,495	¥—	¥70,495
Interest rate instruments	—	101,049	—	101,049
Other	—	86	—	86

Total	—	171,630	—	171,630

Total	¥—	¥171,630	¥—	¥171,630

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2025.

F-
7
9

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2024 and 2025 are as follows:

	Yen (millions)
For the year ended March 31, 2024	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2023	¥5,700	¥5,074	¥149,820

Total gains or losses:
Profit or loss	(723)	145	—
Other comprehensive income	—	(4,625)	(47,742)
Purchases	—	4,625	7,535
Sales	—	(1,156)	(160)
Exchange differences on translating foreign operations	829	479	1,408
Other	—	—	4,353

Balance as of March 31, 2024	¥5,806	¥4,542	¥115,214

Unrealized gains or losses included in profit or loss on assets held at March 31, 2024	¥(723)	¥145	¥—

	Yen (millions)
For the year ended March 31, 2025	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2024	¥5,806	¥4,542	¥115,214

Total gains or losses:
Profit or loss	5,339	(153)	—
Other comprehensive income	—	—	29,617
Purchases	—	—	3,304
Sales	—	—	(96,232)
Transfer to level 1 due to listing	—	—	(15)
Exchange differences on translating foreign operations	(196)	97	(171)
Other	—	—	(1,534)

Balance as of March 31, 2025	¥10,949	¥4,486	¥50,183

Unrealized gains or losses included in profit or loss on assets held at March 31, 2025	¥5,339	¥(153)	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2024 and 2025 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.
Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2024 and 2025 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

F-
80

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(d) Financial Assets and Financial Liabilities measured at amortized cost
The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024		2025
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥8,175,270	¥7,964,497	¥8,928,617	¥8,845,750
Debt securities	69,751	69,751	84,018	84,018
Financing liabilities	10,163,557	10,008,013	11,451,267	11,388,668
The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.
(27) Offsetting of Financial Assets and Financial Liabilities
The offsetting information regarding financial assets and financial liabilities as of March 31, 2024 and 2025 is as follows:

	Yen (millions)
As of March 31, 2024	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥194,187	¥—	¥194,187	¥(106,133)	¥88,054
Other financial liabilities
Derivatives	236,592	—	236,592	(106,133)	130,459

	Yen (millions)
As of March 31, 2025	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥133,077	¥—	¥133,077	¥(64,202)	¥68,875
Other financial liabilities
Derivatives	171,630	—	171,630	(64,202)	107,428
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
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(28) Commitments and Contingent Liabilities
(a) Commitments
Purchase commitments
Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Commitments for purchases of property, plant and equipment and other commitments	¥108,440	¥120,744
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
There were no significant unconsolidated structured entities as of March 31, 2024 and 2025.
(30) Related Parties
(a) Related Party Transactions
Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length
prices.
The balances of receivables and payables with affiliates and joint ventures as of March 31, 2024 and 2025 are as follows:

	Yen (millions)
	2024	2025
Receivables:
Affiliates	¥76,290	¥50,113
Joint ventures	265,992	212,913

Total	¥342,282	¥263,026

Payables:
Affiliates	¥225,706	¥241,204
Joint ventures	85,023	71,737

Total	¥310,729	¥312,941

F-8
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Sales revenue:
Affiliates	¥125,318	¥141,323	¥152,256
Joint ventures	942,003	818,607	565,207

Total	¥1,067,321	¥959,930	¥717,463

Purchase:
Affiliates	¥1,443,840	¥1,620,755	¥1,731,349
Joint ventures	238,341	442,035	362,495

Total	¥1,682,181	¥2,062,790	¥2,093,844

Unrecognized commitment
The Company entered into the joint venture agreement with LG Energy Solution, Ltd. on August 29, 2022 and committed to invest US$1,730 million in
L-H
Battery Company, Inc., which was newly established and became our affiliate. The commitment under this agreement for the remaining investment as of March 31, 2024 and 2025
is US$891 million and US$112 million, respectively.
(b) Compensation to Key Management
Compensation paid to the directors and executive officers of the Company for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen (millions)
	2023	2024	2025
Remuneration	¥679	¥1,209	¥1,176
STI (Short Term Incentive)	229	612	471
LTI (Long Term Incentive)	286	453	380

Total	¥1,194	¥2,274	¥2,027

F-8
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries
Major consolidated subsidiaries as of March 31, 2025 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation and Sales	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Banco Honda S.A	Brazil	Finance	100.0
(31) Approval of Release of Consolidated Financial Statements
The release of the consolidated financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Director, Managing Executive Officer and Chief Financial Officer on June 18, 2025.

F-8
5

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation) *2

1.3	Regulations of the Board of Directors of the registrant (English translation)

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *3

2.1	Specimen common stock certificates of the registrant (English translation) *4

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *5

2.3	Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated September 29, 2023, among the registrant, JPMorgan Chase Bank, N.A., as Depositary and holders and beneficial owners of American Depositary Receipts *6

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *7

11.2	Guidelines on Insider Information Control and Insider Trading Regulation (English translation) *8

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

97.1	Policy to Recover Erroneously Awarded Incentive-based Compensation (English translation) *9

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*5	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*6

Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on September 21, 2023.

*7	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
*8	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.
*9	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.

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

Date: June 18, 2025
Tokyo, Japan