Form 20-F
period 2026-03-31
HONDA MOTOR CO LTD
filed 2026-06-18
CIK 715153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
No.2-3,
Toranomon
2-chome
,
Minato-ku,
Tokyo
105-8404,
Japan
(Address of principal executive offices)
Kenji Ichinoseki
+81-3-5412-1134,
prj_h_ir2@hm.honda.co.jp,
No.2-3,
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

Title of each class	Outstanding as of March 31, 2026***
Common Stock	3,892,580,441 ****
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule
12b-2
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, each representing three shares of Common Stock.

**	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing three shares of Common Stock.

***	Unless otherwise indicated in this Form 20-F, “outstanding shares” excludes the number of shares held by the BIP Trust (as defined under Item 6.B. “Compensation-The Board Incentive Plan”).

****	Shares of Common Stock include 222,860,406 shares represented by American Depositary Shares.

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

Particularly among them, Honda recognizes three major geopolitical risks: 1) economic security, 2) conflicts between nations or regional conflicts, and 3) laws and regulations concerning human rights. Strategies for mitigating and reducing exposure to these geopolitical risks are gaining importance because these geopolitical risks have a significant effect on Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, the evolution of human capital management, and the creation of innovative technologies.

For the scale of business in each region that may be affected by such geopolitical risks in the future, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Geographical Information Based on the Location of the Company and Its Subsidiaries.”

1. Economic Security

Many countries are tightening import and export controls and adopting policies to encourage the blocking of critical resources, components, and parts, as well as advanced technologies. There have been various policy changes in the United States since 2025, and uncertainties surrounding the trade policies of various countries continue to persist. During the fiscal year ended March 31, 2026, our business operations were impacted by tariffs and semiconductor shortages resulting from export controls enacted by various countries.

Changes in governmental policy concerning environmental or import and export regulations could possibly result in stoppages or delays in Honda’s production activities or lead us to incur countermeasure costs associated with development, purchasing, sales, and other business activities, which could adversely affect Honda’s business and operating results. For example, due to changing market condition and government policies in the United States, we revised our product launch plans for EV models and decided the reassessment of its automobile electrification strategy during the fiscal year ended March 31, 2026. For losses and expenses related to the reassessment, see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Financial Strategy.”

2. Conflicts Between Nations or Regional Conflicts

The outlook for the international situation remains uncertain, including the situations in Ukraine, the Middle East and the South China Sea. If new conflicts occur or are prolonged, these could possibly result in humanitarian crisis, material and property damage, soaring procurement costs and supply chain disruptions, not only in the countries and regions where they occur, but also in other countries, which could adversely affect Honda’s business and operating results. For example, material costs worldwide have increased as a result of the Middle East situation and are expected to negatively impact our results.

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

If it becomes impossible to secure the supply of materials and parts from suppliers on a continuous basis, the prices of materials and parts rise, or we lose any key supplier, these could lead to delays in or the suspension of Honda’s manufacturing operations and a loss of Honda’s competitiveness, which could adversely affect Honda’s business and operating results. For example, Honda has already experienced price increase for some raw materials and components, and there are concerns such as shortages in the supply of semiconductors and memory chips resulting from surging demand due to the development of artificial intelligence (“AI”) and related technologies, as well as the soaring of battery prices due to a shortage of mineral resources and other supplies as demand soars for nickel, lithium and cobalt, which are used in batteries, as a result of the accelerating shift to electrification. In particular, we are closely examining the impact on our group with regard to export restrictions on rare earths in China.

Additionally, if a quality-related issue occurs due to parts supplied by business partners, it may threaten the safety and security of our customers, damage Honda’s brand image, and potentially adversely impact Honda’s business and operating results. Strategies for mitigating and reducing exposure to these purchasing and procurement risks are gaining importance because these purchasing and procurement risks have a significant impact on Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, and the creation of innovative technologies.

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

While we expect AI to improve production efficiency, it may also lead to unintentional infringement of third-party rights, proliferation of erroneous information, and information leaks. In addition, the means of cyber-attacks that take place have become more advanced and sophisticated, targeting organizations worldwide. Cyber-attacks could also significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero traffic collision society and the creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to this risk are gaining importance.

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

Relating to Industry Market Risk

Honda conducts its operations throughout the world. Extended economic slowdown, recession, changes in consumer preferences and needs, rising fuel prices, financial crisis, and rise in product prices due to increased material costs or decreased supply volume are all factors which may cause decline in market demands and intensify competition with other companies that could trigger a decline in demand for Honda’s products that may adversely affect Honda’s business and operating results, or its plans for the future.

In particular, the automotive industry is undergoing a period of major change, including intensifying competition due to the rise of emerging Chinese EV companies, changes in environmental policies in North America and Europe and global trade wars arising from the imposition of additional tariffs by the United States. Against the backdrop of these shifts in the market environment, we revised product launch plans for EV models and decided the reassessment of its automobile electrification strategy during the fiscal year ended March 31, 2026. For details regarding the associated losses and expenses, please refer to Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Financial Strategy.” If we are unable to respond competitively and appropriately to these changes in markets and demand, Honda’s business performance may be adversely affected.

Business Alliances and Joint Ventures Risk

Honda engages in business operations through alliances and joint ventures with other companies in expectation of synergy effects and increased efficiency, or to meet the requirements of the countries in which business development is being undertaken.

As Honda advances its initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society, and the creation of innovative technologies, the utilization of partnerships such as alliances and joint ventures are essential.

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

For the policies and regulations concerning climate change and fuel efficiency and exhaust gas in particular, countries worldwide have implemented or are planning for their revisions. Depending on the trends for the revisions and the substance of the revised regulations, Honda’s measures in response and related expenses could possibly weigh on its production, development, purchasing and sales activities, etc., in the Motorcycle, Automobile, Power products and other businesses operations. This could adversely affect Honda’s business and operating results.

These risks could also significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society and the creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to this risk are gaining importance.

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

Risks related to patents and trademarks could significantly affect Honda’s initiatives for its Five Key Themes described in Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, particularly in realizing a zero environmental impact society, realizing a zero traffic collision society and the creation of innovative technologies. Accordingly, the strategies for mitigating and reducing exposure to these risks are gaining importance.

The inability to protect its intellectual property generally, the illegal infringement of some or a large group of Honda’s intellectual property rights that may cause declines in Honda’s competitive advantage, or the suspension of manufacturing and/or sales activities and the payment of large amounts of damages as a result of lawsuits (including arising from unintentional infringement of third-party intellectual property rights due to the introduction of AI) on infringement of patent rights and license fees, could have an adverse effect on Honda’s business and operating results.

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

Financial & Economic Risk

1. Economic Trends and Economic Fluctuations

Honda conducts business operations in countries throughout the world, with manufacturing and sales operations in various regions and countries. These business activities may be affected by economic slowdowns, economic fluctuation, or other factors, which could result in decreased sales due to market contractions, increase in component procurement prices and product sales prices, higher credit risk for Honda’s business, and higher financing interest rates, among others. Accordingly, these changes may have an adverse effect on Honda’s business and operating results.

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

The Company’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. The Company’s dividend payout practice is no exception. While the Company may announce forecasts of year-end and interim dividends prior to the record dates, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of the Company’s Board of Directors. If the Board of Directors adopts such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by the Company’s Articles of Incorporation. However, such a resolution of the Board of Directors is usually made at a meeting of the Board of Directors held in April. The payment of interim dividends also requires a resolution of the Company’s Board of Directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified as September 30 by the Articles of Incorporation. However, the board usually does not adopt a resolution with respect to an interim dividend until after the record date.

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

Principal Capital Investments

In the fiscal years ended March 31, 2024, 2025 and 2026, Honda’s capital expenditures were ¥3,141.1 billion, ¥4,036.8 billion and ¥3,804.7 billion, respectively, on an accrual basis. Also, capital expenditures excluding those with respect to equipment on operating leases were ¥692.7 billion, ¥902.7 billion and ¥1,040.4 billion, respectively, on an accrual basis. For further details of Honda’s capital expenditures during the fiscal year ended March 31, 2026, see Item 4.D “Property, Plants and Equipment” of this Annual Report.

B. Business Overview

General

Honda’s business segments are the Motorcycle business operations, Automobile business operations, Financial services business operations, and Power products and other businesses operations.

The following tables show the breakdown of Honda’s revenue from external customers by category of business and by geographical markets based on the location of the customer for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024	2025	2026
	Yen (billions)
Motorcycle Business	¥3,220.1	¥3,626.6	¥4,018.8
Automobile Business	13,567.5	14,169.2	13,863.3
Financial Services Business	3,248.8	3,507.7	3,529.4
Power Products and Other Businesses	392.2	385.1	384.9

Total	¥20,428.8	¥21,688.7	¥21,796.6

	Fiscal years ended March 31,
	2024	2025	2026
	Yen (billions)
Japan	¥2,242.2	¥2,477.6	¥2,536.9
North America	11,713.6	12,798.3	12,578.8
Europe	961.1	938.4	1,005.5
Asia	4,313.8	4,108.9	4,094.8
Other Regions	1,197.9	1,365.2	1,580.4

Total	¥20,428.8	¥21,688.7	¥21,796.6

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

Honda produces a wide range of motorcycles covering various engine displacement classes. Honda’s motorcycle lineup uses internal combustion engine of air- or water-cooled, and in single, two, four or six-cylinder configurations. Honda also has electric vehicles in its lineup. Honda’s motorcycle lineup consists of sports, business and commuter models. Honda also produces a range of off-road vehicles, including all-terrain vehicles (ATVs) and side-by-sides (SxS).

The following table sets out unit sales for Honda’s Motorcycle business, including motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) and revenue from Motorcycle business, and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024			2025			2026
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	241	241	¥113.7	224	224	¥106.6	205	205	¥113.2
North America	498	498	335.5	548	548	347.5	538	538	351.7
Europe	440	440	351.8	475	475	379.4	407	407	395.8
Asia	16,016	9,416	1,793.3	17,478	10,591	2,078.4	18,738	11,310	2,256.5
Other Regions	1,624	1,624	625.6	1,847	1,847	714.5	2,213	2,213	901.3

Total	18,819	12,219	¥3,220.1	20,572	13,685	¥3,626.6	22,101	14,673	¥4,018.8

Motorcycle revenue as a percentage of total sales revenue			16%			17%			18%

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

Honda’s principal automobile products include the following vehicle models: (in alphabetical order)

Passenger cars:

ACCORD series, CITY, CIVIC series, FIT series

Light trucks:

CR-V series, FREED, HR-V series, ODYSSEY, PASSPORT, PILOT, VEZEL series

Mini vehicles:

N-BOX

The following table sets out Honda’s unit sales of automobiles and revenue from Automobile business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024			2025			2026
	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue	Honda Group Unit Sales*	Consolidated Unit Sales*	Revenue
	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)	Units (thousands)	Units (thousands)	Yen (billions)
Japan	595	525	¥1,600.6	630	539	¥1,807.3	605	515	¥1,818.1
North America	1,628	1,628	8,510.2	1,654	1,654	9,384.6	1,605	1,605	9,213.4
Europe	103	103	506.7	93	93	459.7	90	90	503.2
Asia	1,651	468	2,449.8	1,182	397	1,954.4	929	343	1,765.9
Other Regions	132	132	500.1	157	157	563.0	158	158	562.6

Total	4,109	2,856	¥13,567.5	3,716	2,840	¥14,169.2	3,387	2,711	¥13,863.3

Automobile revenue as a percentage of total sales revenue			66%			65%			64%

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

The following table sets out Honda’s revenue from Financial services business and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024	2025	2026
	Yen (billions)
Japan	¥440.7	¥474.7	¥506.9
North America	2,729.1	2,938.2	2,895.5
Europe	18.1	21.4	25.4
Asia	14.7	13.9	13.8
Other Regions	46.0	59.4	87.6

Total	¥3,248.8	¥3,507.7	¥3,529.4

Financial Services revenue as a percentage of total sales revenue	16%	16%	16%

For further information on recent operations and a financial review of the Financial services business, see “Operating Results” in “Item 5. Operating and Financial Review and Prospects”.

Power Products and Other Businesses

Honda’s Power products business began in 1953 with the introduction of the model H, its first general purpose engine. Since then, Honda has manufactured a variety of power products including general purpose engines, generators, water pumps, lawn mowers, brush cutters, and tillers.

In Other businesses, Honda began deliveries of the HondaJet aircraft in December 2015.

The following table sets out Honda’s revenue from Power products and other businesses and the breakdown by geographical markets based on the location of the customer for the fiscal years ended March 31, 2024, 2025 and 2026:

	Fiscal years ended March 31,
	2024		2025		2026
	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue	Honda Group Unit Sales / Consolidated Unit Sales*	Revenue
	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)	Units (thousands)	Yen (billions)
Japan	302	¥87.0	278	¥88.9	300	¥98.5
North America	1,083	138.7	1,020	127.9	927	118.0
Europe	794	84.4	651	77.8	712	80.9
Asia	1,294	55.9	1,413	62.1	1,295	58.4
Other Regions	339	26.0	338	28.2	355	28.8

Total	3,812	¥392.2	3,700	¥385.1	3,589	¥384.9

Power Products and Other businesses revenue as a percentage of total sales revenue		2%		2%		2%

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

In the fiscal year ended March 31, 2026, approximately 85% of Honda’s motorcycle units on a group basis were sold in Asia. Approximately 47% of Honda’s automobile units (including sales under the Acura Brand) on a group basis were sold in North America followed by 27% in Asia and 18% in Japan. Approximately 36% of Honda’s power products units on a group basis were sold in Asia followed by 26% in North America and 20% in Europe.

Sales and Service

In Japan, Honda produces and sells motorcycles, automobiles, and power products through its domestic sales subsidiaries and independent retail dealers. In overseas markets, Honda also provides motorcycles, automobiles, and power products through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

In the fiscal year ended March 31, 2026, approximately 98% of Honda’s overseas sales were made through its principal foreign sales subsidiaries, which distribute Honda’s products to local wholesalers and retail dealers.

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

No single third-party supplier accounted for more than 5% of the Company’s purchases of major components and parts and principal raw materials during the fiscal year ended March 31, 2026.

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

In October 2022, MLIT decided to introduce PN regulation. Among diesel vehicles, it has been applicable to new models beginning in October 2023, and to current models beginning in October 2025. Among gasoline direct injection vehicles, it became applicable to the new models beginning in October 2024, and will become applicable to the current models beginning in October 2026.

In December 2020, MOE announced the plan targeting the transition to the electrification of automobiles by around 2030, which covers hybrid vehicles, plug-in hybrid vehicles, electric vehicles and fuel cell electric vehicles.

The United States

In August 2022, the Biden administration signed the Inflation Reduction Act (IRA) of 2022. This act allows tax incentives to purchase clean vehicles which meet certain requirements. One of the requirements is that the final assembly of new motor vehicles is to be within North America. Most provisions of this act became effective in January 2023. In May 2024, the US Treasury and the Internal Revenue Service issued a final rule on the tax credits for new clean vehicles under the IRA. This rule (codified at 26 U.S.C. § 30D) clarifies the eligibility criteria for new electric vehicles to qualify for tax credits. The rule also implements restrictions on vehicles containing critical minerals or battery components sourced from foreign entities of concern, excluding such vehicles from eligibility for the new clean vehicle tax credits.

In November 2022, the California Air Resources Board (CARB) finalized Advanced Clean Car II (ACC II) regulations which will apply to 2026 and later model year vehicles. The ACC II regulations contain requirements for the new Low Emission Vehicle IV (LEV IV) regulation and new Zero-Emission Vehicle (ZEV) requirements. The new ZEV requirements will require all new light-duty vehicles sold in California to be zero-emission by 2035.

In April 2023, the U.S. Environmental Protection Agency (EPA) announced proposal of federal multi-pollutant regulation (Tier 4) together with more stringent greenhouse gas (GHG) requirement which will apply from 2027 model year vehicles. The finalization of Tier 4 was announced on March 20, 2024. The finalized requirement required a more stringent PM emission standard of 0.5mg/mile for light-duty vehicles (LDVs) and medium-duty vehicles (MDVs) compared to CARB LEV IV and fleet NMOG+NOx standard of 15 mg/mile for light-duty vehicles for 2032 model year.

In June 2025, the Trump administration signed legislation disapproving the EPA’s decision to grant a waiver from federal preemption for California’s vehicle and engine pollution control standards, including ACC II.

Then, in October 2025, the CARB brought into effect an emergency amendment confirming that, until the regulatory uncertainty arising from the above congressional resolutions is resolved, certain antecedent regulations that had been displaced by ACC II and the Omnibus regulation would continue to remain in force.

In February 2026, the EPA issued a final rule repealing all GHG emission standards applicable to LDVs, MDVs, heavy-duty vehicles, as well as engines.

Canada

On July 16, 2015, the Environment Canada (current Environment and Climate Change Canada) issued the final regulation of amendment to emission regulation whose requirements refer to Tier 3 regulations in the United States.

Europe

The Euro 6 regulation was implemented in September 2014. Emission limits for diesel vehicles were lowered even more than the Euro 5 levels for nitrogen oxides (NOx) and total hydrocarbon (THC) plus NOx. Additionally, Euro 6 requires limits on PNs from gasoline vehicles with direct injection engines.

The required ethanol density of test fuel was also increased, starting from September 2016.

The testing cycle to measure emissions has gradually been transitioning from New European Driving Cycle (NEDC) to Worldwide harmonized Light duty driving Test Cycle (WLTC) beginning from September 2017.

The European Commission implemented regulations regarding the Real Driving Emissions (RDE) using Portable Emissions Measurement System. The monitoring phase started from April 2016 and RDE testing with emission limits started from September 2017 for NOx and PN.

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

In September 2025, the European Commission published Regulation (EU) 2025/1706 regarding procedures and test methodologies for the implementation of Euro 7, as well as Regulation (EU) 2025/1707 concerning the formats, data, and communication methods for On-Board Fuel and Energy Consumption Monitoring, OBM, driver warning and inducement systems, and the Environmental Vehicle Passport. Through future amendments to these regulations, additional requirements are expected to be established for obtaining certification under “Euro 7A”—the first mandatory emission stage—for new vehicle type approvals from November 29, 2026, and for newly registered vehicles from November 29, 2027.

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

Malaysia

The Malaysian government decided to introduce Euro 5 regulations for new models from July 2028, and for all models from January 2030.

Brazil

Based on CONAMA Resolution No. 492/2018, Brazil implemented PROCONVE L8 starting in 2025. PROCONVE is a unique Brazilian emission regulation, created in reference to European and US regulations.

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

In July 2021, MLIT revised its rules to establish a new technical standard for in-vehicle measurement devices for fuel/energy consumption.

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

On September 27, 2019, the EPA and the NHTSA jointly issued Part 1 of the “Safer Affordable Fuel-Efficient (SAFE) Vehicles Rule Part 1: One National Program” replacing the then current GHG / CAFE regulations.

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

In January 2021, the Biden administration issued an executive order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis which called for such as review of SAFE Vehicles Rule and other regulations.

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

In August 2023, the NHTSA proposed CAFE standards for model years from 2027 through 2032. The CAFE standards will reach approximately 57.8 MPG in the 2032 model year (U.S. fleet average).

Following in change in administration, in January 2025, the Trump administration issued Executive Order 14148 entitled “Initial Rescissions of Harmful Executive Orders and Actions,” rescinding the Executive Order on Protecting Public Health and the Environment and Restoring Science to tackle the Climate Crisis. Separately, in January 2025, the Secretary of the U.S. Department of Transportation signed and issued a memorandum directing the reset of CAFE standards. This directed the immediate review and reconsideration of CAFE standards for all vehicle models produced after model year 2022, including in particular rules covering 2024-2027 model year passenger cars and light trucks and beyond and heavy-duty pickup trucks and vans for model year 2030 and beyond.

In July 2025, H.R.1 (commonly referred to as the One Big Beautiful Bill), which included the invalidation of civil penalties under the CAFE program and the repeal of tax credits for clean vehicles, was enacted. In the same month, the NHTSA issued a letter stating that the civil penalties imposed on manufacturers that fail to comply with the CAFE standards would be set at $0.00.

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

In September 2023, the government of Quebec adopted regulatory amendments to the Quebec’s ZEV regulations which increase the percentage of ZEV sales that a manufacturer must achieve each year from 2025 to 2035. The percentages are 32.5% in 2025, 85% in 2030 and 100% in 2035.

In December 2023, the federal government adopted a national ZEV mandate from model year 2026 as a part of GHG regulation. The regulation mandates sales of new vehicles to be ZEVs at the rate of 20% in 2026, 60% in 2030, and 100% in 2035 model year.

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

In June 2025, the European Commission published Regulation (EU) 2025/1214, which introduces temporary flexibility in emission calculation regarding manufacturers’ compliance with CO2 emission performance standards for new passenger cars from 2025 to 2027. The average specific emissions of CO2 shall be calculated as the average over three years of the annual average specific emissions of CO2 weighted according to the number of new vehicles registered by the manufacturer in each calendar year.

In December 2025, the European Commission published a proposal to revise the CO2 emission standards for passenger cars. The proposal decreases the 2035 reduction target from 100% to 90%, and introduces a compensation mechanism utilizing synthetic fuels, alongside incentives for EU-manufactured small electric vehicles.

China

China adopted a fuel consumption regulation for passenger vehicles in 2004. Step 5 of this regulation was implemented in 2021. And in mid-2025, the requirements of the Step 5 regulation were revised. The revised GB standards (Chinese national standards issued by the China Administration of Standardization) are listed below.

+ Test methods for energy consumption of light-duty hybrid electric vehicles

+ Test methods for energy consumption and range of electric vehicles— Part 1: Light-duty vehicles

+ Conversion methods for energy consumption of electric vehicles

The Standards Center of the China Automotive Technology and Research Center, which is in charge of vehicle carbon emission management policies, was proceeding with research and formulation of a new carbon emission management system throughout the entire vehicle life cycle. The following GB standards related to the ‘new carbon emission management system’ were issued and have been in effect since January 2026.

+ Fuel consumption limits for passenger cars

+ Energy consumption limits for electric vehicles— Part 1: Passenger cars

+ Fuel consumption evaluation methods and targets for passenger cars.

Brazil

Ministry of Development, Industry, Trade and Services (MDIC) issued Decree No. 12435/2025, “Mover Program,” on April 16, 2025, which stipulates requirements for vehicle energy efficiency in tank-to-wheel cycle and carbon dioxide emissions in well-to-wheel cycle. It also mandates compliance with essential requirements regarding the carbon footprint throughout the lifecycle of new vehicles, effective on January 1, 2027.

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

In 2023, the MLIT adopted UN R166, which regulates “Vulnerable Road Users in Front and Side Close Proximity.”

In 2024, the MLIT adopted UN R171, which regulates “Driver Control Assistance System.”

In 2025, the MLIT adopted UN R173, which regulates “Safety-belt installation, (i-Size)(ISOFIX) (child) restraint systems.”

In 2025, the MLIT adopted UN R174, which regulates “Safety-Belt Reminders (SBR).”

In 2025, the MLIT adopted UN R175, which regulates “Acceleration Control for Pedal Error (ACPE).”

In 2025, the MLIT adopted UN R176, which regulates “a Vehicle Type with regard to its Field of Vision Assistant Systems.”

In 2025, the MLIT adopted UN R177, which regulates “system power of hybrid electric vehicles and of pure electric vehicles having more than one electric machine for propulsion.”

In 2026, to implement the provision in the Japan-U.S. Agreement on Tariffs (Joint Statement on the Japan-U.S. Framework Agreement of July 22, 2025) stating that “passenger vehicles manufactured in the United States and certified as safe in the United States shall be accepted for sale in Japan without additional testing,” a certification system for U.S.-manufactured passenger vehicles has been established.

The United States

In November 2021, the Biden administration signed the Infrastructure Investment and Jobs Act (H.R.3684). The act requires government agencies in the United States to enact various rules and regulations. In particular, the act mandates agencies to implement rules regarding vehicle safety, mandatory installation of collision avoidance systems and drunk driving prevention technology, as well as surveys on connected vehicles. However, in January 2025, the Trump administration issued Executive Order 14148 entitled “Initial Rescissions of Harmful executive Orders and Actions” and, accordingly, the Infrastructure Investment and Jobs Act (H.R. 3684) was withdrawn.

In December 2024, the NHTSA issued a final rule that amends time series data requirements of 49 CFR Part 563 EDR (Event Data Recorders). This final rule changed the recording time of EDR time-series measurement data from 5 seconds to 20 seconds for pre-collision data, and changed the data sampling frequency from 2 Hz to 10 Hz. The purpose of this revision is to increase the recording time and recording frequency of pre-collision data in order to analyze the behavior of the vehicle before a collision occurs. The application applies to the vehicles manufactured after the first September 1st of the year following the publication of the final rule. The effective date of this final rule is September 1, 2027.

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

In November 2024, the NHTSA issued a technical amendment to the May 2024 final rule on AEB systems for light vehicles in response to petitions for reconsideration. The effective date of this amendment was delayed from the original effective date of January 27, 2025 to March 20, 2025 due to the Presidential Regulatory Freeze issued January 20, 2025 (which delayed effectiveness of then-pending U.S. federal regulations by 60 days, or until March 20, 2025, the “Presidential Regulatory Freeze”), but the compliance deadlines for FMVSS No. 127 remain unchanged.

In January 2025, the Alliance for Automotive Innovation initiated litigation in the U.S. Court of Appeals for the D.C. Circuit challenging the final rule on AEB systems, which challenge remains pending.

In January 2025, the NHTSA issued a final rule to revise FMVSS101 “Controls and displays” and FMVSS208 “Occupant crash protection.” In addition to driver’s seat, it provided to install a seatbelt reminder system in the passenger and rear seats and a stringent audio-visual warning system for driver and front passenger seat which keeps the alert active until the seatbelts are fastened. Vehicles manufactured on or after September 1, 2026, will be subject to the front seat requirement, and vehicles manufactured on or after September 1, 2027, will be subject to the rear seat requirement. The effective date was originally set for March 4, 2025, but was changed to March 20, 2025, as a result of the Presidential Regulatory Freeze. In April 2026, the compliance date for the seatbelt reminder system was postponed from May 2026 to September 2028.

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

In February 2025, the AM Radio for Every Vehicle Act of 2025, a bill that would also require the Secretary of Transportation to issue rules requiring all new passenger vehicles to have AM radio capability as standard equipment, was introduced in the House of Representatives. There was no change to the requirement that the Secretary of Transportation’s rule must be issued within one year after the enactment of this act (if passed), and the requirement for manufacturers to install AM radios will take effect in two to three years after the rule is issued.

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

In October 2024, the NHTSA issued a final rule in response to a petition for reconsideration of the December 2023 amendments to child restraint system rules, which among other changes, formally established FMVSS No. 213a, clarified the applicability of FMVSS No. 213b, and aligned the compliance dates of FMVSS Nos. 213 and 226. As a result, the effective dates of FMVSS 213 and 213a are June 30, 2025, and FMVSS 213b will become mandatory for applicable products manufactured on or after December 5, 2026, with optional early compliance permitted.

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

In December 2024, the NHTSA issued a new FMVSS305a “Electric-powered vehicles: Electrolyte spillage and electrical shock protection” to replace FMVSS 305. The NHTSA proposed compliance date would be two years after the publication of the final rule in the Federal Register. For FMVSS 305a, in addition to lightweight vehicles, heavy vehicles with GVWR over 4,536 kg (10,000 pounds) have been added to the scope of application. New safety requirements for batteries (Rechargeable Energy Storage System (REESS) requirements) and test procedures have also been introduced.

Europe

In March 2019, the Committee of the Permanent Representatives of the Governments of the Member States to the European Union approved amendments to the General Safety Regulation, which have been applied to vehicles since July 2022.

Under the revised General Safety Regulation, in addition to the mandatory installation of advanced driver assistance systems, legislation concerning automated driving vehicles is scheduled to be enacted in 2026. With respect to these developments, practical and technical discussions are ongoing, including the proposal by the European Commission in March 2025 of Guidelines on EU wide harmonised procedures.

Furthermore, the revised General Safety Regulation also mandates requirements related to cybersecurity management systems and software update management systems.

For the first time, process approval has been introduced into cybersecurity management systems and software update management systems for vehicle type approval. This is not only for vehicles, but for everything from development to production and sales. This is to ensure that manufacturers are taking protective measures against cyber-attacks in the scene.

As an important block of the European Data Strategy of February 2020, Regulation (EU) 2023/2854 of the European Parliament and of the Council (the Data Act) was announced as the primary regulation governing the assurance of data value and management. In December 2023, the Data Act was finalized and published in the EU Official Journal.

The Data Act applies to manufacturers and service co-owners, users and providers of products in the EU market with the aim of ensuring data management and accessibility of data between the private and public sectors. For vehicles, with the aim of supporting the implementation of the Data Act in the automotive sector, the European Commission issued, in September 2025, guidance on vehicle data accompanying the Data Act.

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

In June 2022, the Shenzhen Special Economic Zone ICV Management Ordinance has been issued. In August 2023, local standards of Shenzhen were published specifying technical requirements for ICV products.

In February 2025, the Ministry of Industry and Information Technology (MIIT) issued the “Notice of the Ministry of Industry and the General Administration of Market Supervision on the Entry of Intelligent Connected Car Products” (Notification No. 45 of 2025), which strengthened the entry control and recall supervision management of intelligent connected car products.

In August 2025, the State Administration for Market Regulation (SAMR) and MIIT issued a notice (draft for public comment) on strengthening the supervision, management, and promotion of product recalls and production consistency for intelligent connected new energy vehicles, imposing more and stricter requirements regarding corporate responsibility.

Future safety regulations are described as follows:

Newly published GB and GB/T standards (Chinese national standards issued by the Standardization Administration of China) include:

+	Motor vehicles – Devices for indirect vision – Requirements of performance and installation

+	Amendment to connection set for conductive charging of electric vehicles – Part 1: General requirements

+	Establishment of technical requirements related to cybersecurity, and

+	General technical requirements for software updates of vehicles

+	Amendment to measurement methods of net power for automotive engines and electric drive trains

+	Test method for powertrain system power of hybrid electric vehicles and pure electric vehicles having more than one propulsion electric machine

+	Amendment to hybrid electric vehicles – Power performance – Test method

+	Amendment to battery electric vehicles – Power performance – Test method

+	Drive motor system for electric vehicles

+	Protective device against unauthorized use of motor vehicles

+	Intelligent and connected vehicle – Data storage system for automated driving

+	Electric vehicles traction battery safety requirements

+	Technical requirements and testing methods for advanced emergency braking system (AEBS) of light-duty vehicles

+	On-board accident emergency call system (AECS)

+	Technical specifications of remote service and management system for electric vehicles – Part 2: On-board terminal

+	Electric vehicles safety requirements

+	Steering system of motor vehicles–Basic requirements

+	Technical requirements and testing methods for passenger car braking systems

Newly established GB and GB/T standards (not yet published) include:

+	Basic requirements of security processing for intelligent and connected vehicle spatio-temporal data

+	Basic security requirements of spatio-temporal data sensing system of intelligent and connected vehicle

+	Intelligent and connected vehicle - Safety requirements of combined driver assistance system

+	Intelligent and connected vehicle - Safety requirements for automated driving system

+	The stipulation protecting drivers from being injured by motor vehicle steering mechanism

+	Technical specifications for safety of power-driven vehicles operating on roads

Thailand

In August 2025, the Department of Land Transport (DLT) issued “DLT Notification on Type Approval of vehicles with regard to the installation of lighting and light-signaling devices” corresponding to UN R48-07.

Further, in September 2025, the DLT also issued “DLT Notification on Type Approval of vehicles with regard to the protection of the occupants in the event of a frontal collision,” equivalent to UN R94-04.

In addition, the DLT also issued “DLT Notification on Type Approval of vehicles with regard to the protection of the occupants in the event of a side collision,” equivalent to UN R95-05.

All above three notifications will apply to new type models domestically manufactured or imported on and after January 1, 2028.

A new “Uniform Provisions Concerning the Approval of Vehicles with Regard to Electromagnetic Compatibility (UN R10)” is being considered for new type models domestically manufactured or imported on and after January 1, 2028.

India

In December 2022, the Ministry of Road Transport and Highways, Government of India (the MoRTH) issued the 25th amendment of the Central Motor Vehicles Rules, which requires traction battery for electric power train vehicles manufactured on and from April 1, 2023 to be approved by the Annex IX-K to Automotive Industry Standards (AIS)-038.

MoRTH issued regulations on August 14, 2024 that requires the installation of seat belt reminders on rear seats in M1 category vehicles manufactured on or after April 1, 2025. This regulation requires the seat belt reminders that comply with the Indian standard AIS-145-2018.

Brazil

Conselho Nacional de Trânsito (CONTRAN) issued a regulation to establish requirements for rear warning and monitoring systems installed in vehicles in December 2018. It is scheduled to be implemented from January 1, 2025 (new models) and January 1, 2027 (all models).

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

CONTRAN issued a regulation to establish pedestrian protection requirements in the event of a collision in December 2018. It is scheduled to be implemented from January 1, 2025 (new models) and January 1, 2030 (all models).

CONTRAN announced a second proposal regarding the obligation to install and technical requirements for the AEBS installed in vehicles in November 2022. For moving obstacles, it is scheduled to be implemented from January 1, 2026 (new models) and January 1, 2029 (all models). For fixed obstacles, it is scheduled to be implemented from January 1, 2029 (new models) and January 1, 2031 (all models).

CONTRAN announced a proposal regarding the obligation to install and technical requirements for the Lane Departure Warning System (LDWS) in vehicles in November 2022. It is scheduled to be implemented from January 1, 2026 (new models) and January 1, 2029 (all models).

In accordance with Decree No. 12435/2025 “Mover Program,” MDIC issued GM/MDIC ORDINANCE No. 215/2025 on 22 August 2025, which sets forth the requirements for compliance with structural performance and driver assistance technology requirements for Category M1 and N1 vehicles and the submission of documentation.

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

China

In April 2026, the Ministry of Ecology and Environment issued a notice stating that China will introduce Euro 5—level emission and noise regulations starting in 2029.

India

India published BS VI regulation (Euro 5 level exhaust emission regulation), which became effective from April 2020. OBD II is introduced in two stages, Stage II-A and II-B. Stage II-A became effective from April 2023 and Stage II-B became effective from April 2025.

Other Asian Countries

Thailand published the 7th phase (Euro 4) level emission regulation, which has been implemented from March 2020.

Vietnam

The Ministry of Transport has implemented Level 4 (Euro 4) emissions regulations starting in July 2026.

Indonesia and Philippines

Indonesia and Philippines are implementing emission regulations based on European regulations (Euro 3). In addition, they are considering the introduction of Euro 4.

Pakistan

Pakistan government has implemented UN R 40, emission of motorcycles for both domestically manufactured motorcycles and imported motorcycles, from September 2025 and June 2026 respectively.

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

3. Safety

Europe

In January 2019, the European Commission issued a regulation complementing Union type-approval legislation with regard to Brexit.

In October 2025, the European Commission published Regulation (EU) 2025/1455, incorporating UN Regulation No 155 into the type-approval framework for L-category vehicles (two- and three-wheelers and quadricycles).

For the first time, manufacturers must obtain approval for their Cyber Security Management Systems (CSMS). This ensures that protective measures against cyberattacks are integrated across the entire vehicle lifecycle—from development and production to post-sales. These requirements shall apply to new vehicle types from December 11, 2027 and to existing vehicle types from June 11, 2029.

China

Newly established GB standards (mandatory national standards) and GB/T standards (voluntary national standards) include:

+	Technical requirements related to cybersecurity

+	Security requirements for automotive data collection

+	Lighting device requirements, Installation requirements for lighting devices

India

The Ministry of Road Transport and Highways, Government of India, has promulgated technical requirements for batteries that include India’s own requirements called AIS-156 (Amd3). The standard was enforced in two phases, item by item, with Phase 1 in effect on December 1, 2022, and Phase 2 in effect on March 31, 2023. In June 2025, the MoRTH, issued draft notification on Anti-lock Braking System , mandatory for all motorcycles from January 1, 2026. However, the final notification has not been issued yet.

Other Asian Countries

Thailand

The Department of Land Transport has applied the safety regulations for electric two-wheeled vehicles (UN R136) from January 2023 and the regulations for the fitting of lighting fixtures (UN R53) from January 2024.

The Determination of Identification of Controls, Telltales and Indicators (UN R60) has been adopted and enforced from January 2026.

A new “Uniform Provisions Concerning the Approval of Vehicles with Regard to Electromagnetic Compatibility (UN R10)” is being considered for implementation from January 2028.

Indonesia and Vietnam

Indonesia and Vietnam have been introducing various regulations regarding lighting and braking based on UN Regulations. Recently, Indonesia is considering the introduction of various regulations based on UN regulations, including horns (UN R28), speedometers (UN R39), lighting installation (UN R53), and brake systems (UN R78).

Philippines

Since June 2023, the Philippines has begun considering additional regulations to include an AHO function that automatically turns on the headlamps when the engine is running.

Pakistan

Pakistan government has introduced UN R 3, retro reflecting devices, UN R 28, audible warning devices, UN R 39, speedometer, UN R 75, tires of motorcycles, UN R 78, brake of motorcycles, UN R 136, electric safety of electric motorcycles, UN R 148, light-signaling devices, and UN R 149, road illumination devices, for both of domestically manufactured motorcycles and imported motorcycles, from September 2025 and June 2026 respectively.

Outline of Environmental and Safety Regulation for Power Products

1. Emissions

The United States

In September 2022, the CARB published a final regulation to accelerate the transition of equipment using small off-road engines to zero-emission equipment, requiring most small off-road engines sold in California on or after January 1, 2024, to be zero emissions. In accordance with this, the evaporative emission standard value has also been changed.

In April 2023, the U.S. Consumer Product Safety Commission (CPSC) initiated a rule-making process to establish safety standards regulations, including CO2 emissions (g/h) limits for portable generators.

In January 2025, the EPA issued a waiver for the CARB’s new Tier 4 emission regulations. Consequently, the CARB issued a Manufacturers Advisory Correspondence , mandating that the new standards established in September 2022 apply starting from the 2026 Model Year.

Europe

On December 11, 2019, the European Commission released its communication on the EU Green Deal. See “—Outline of Environmental and Safety Regulation for Automobiles—1. Emissions—Europe.”

In December 2022, the European Commission published an amendment to Delegated Reg. Monitoring Non-Road Mobile Machinery (NRMM) in service engines of less than 56kW or more than 560kW.

China

The phase 3 exhaust emission regulation is currently under development.

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

In March 2025, the Agricultural Technology Innovation Engineering Research Center of National Agriculture and Food Research Organization issued a revision to the scope of agricultural machinery subject to safety inspections and updated related standards. The scope of application was clarified, and notably excluded rotary axle tillers from the category of agricultural tractors (walk-behind). The new standards came into effect in April 2025. Compliance with the new 2027 standards is also an available option.

The United States

In November 2016, the CPSC promulgated a notice of proposed rule-making in the Federal Register, which proposed to restrict the carbon monoxide emission from portable generator rated 19kW and below. This regulation was proposed to address the carbon monoxide poisoning injuries occurring from portable generators.

In December 2023, the Portable Generator Manufacturers’ Association (PGMA), a trade association that seeks to develop and influence safety and performance standards for the industry, revised ANSI/PGMA G300-2018 and approved a new standard, ANSI, G300-2023. It became effective in January 2025.

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

In July 2025, the American Boat & Yacht Council (ABYC) issued new safety requirements for “Mechanical Propulsion Control Systems (P-14)” and “Electric/Electronic Control Systems for Propulsion and Steering (P-28).” ABYC recommends compliance with these standards for all boats, associated equipment, and systems manufactured after July 31, 2026.

Europe

The European Commission plans to enhance existing noise regulation applicable to equipment intended to be used outdoors. This is a comprehensive rulemaking including expansion of the scope of regulation, enhanced noise limits and change to the conformity assessment system, among other things.

In 2020, discussions to revise the Low Voltage Directive and Recreational Craft Directive have been initiated.

In January 2022, the European Commission issued a regulation on cybersecurity to supplement the Radio Equipment Directive.

In June 2023, the European Commission has adopted Regulation (EU) 2023/1230 on machinery safety. The new regulation expands the scope of the Machinery Directive, and introduces requirements addressing new areas such as emerging technologies, including AI and machine learning, cybersecurity, and digital documentation. It will be applicable from January 2027. As of June 2026, the list of harmonized standards to be used for making declarations of conformity has not been published.

In December 2024, the European Commission adopted the Regulation (EU) 2024/2847 (Cyber Resilience Act) . The requirements apply to products with digital elements and such products must comply with cybersecurity requirements. As of June 2026, no harmonized standards are available to assess compliance.

In January 2025, the European Commission published an Official Journal Decision to introduce harmonized standards that address the cybersecurity requirements under the Radio Equipment Directive.

In May 2025, the European Commission proposed revisions to several directives and regulations under the New Legislative Framework (NLF) to introduce common specifications as an alternative to standards for document digitalization. The digitalization of documentation for NLF products is expected to be required in the future.

In January 2026, the European Parliament released a further proposal regarding the regulation to introduce common specifications and document digitalization.

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

Driven by our dreams, Honda is striving to further advance mobility products and services with our original technologies and ideas. By doing so, Honda aspires to be a comprehensive mobility company which will play a leading role in making a better society. In 2023, Honda redefined the Global Brand Slogan, “The Power of Dreams,” to clearly articulate our desire to offer a broad range of mobility products and services as a comprehensive mobility company while addressing the two major societal challenges: environment and safety. We hope to deliver the values of “enabling people to transcend constraints of time and space” and “augmenting their abilities and possibilities.” Powered by our dreams, Honda will continue taking on challenges while fully demonstrating our original ideas and technologies.

Business Environment and Direction of Our Responses

The business environment surrounding Honda has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. Additionally, the outlook for the international situation remains uncertain, including the situations in Ukraine, the Middle East and the South China Sea, and, including ongoing uncertainty in the trade policies of various countries, geopolitical risks have also become heightened. In these circumstances, in order to achieve future growth, Honda believes that it needs to build positive relationships with all stakeholders involved in our corporate activities to solve long-term social issues, as well as constantly working to improve the quality of value we offer.

In Automobile business, we made a major strategic shift towards the popularization of EVs with a view that it will be the optimal solution from a long-term perspective. However, the expansion of the EV market in the U.S. has slowed down due to several factors, including the easing of fossil fuel regulations and revisions to EV subsidies. Due to a combination of factors, including our inability to flexibly respond to these changes in the business environment and deteriorating profitability of internal combustion engine (ICE)/hybrid vehicles caused by tariffs, Honda’s automobile business has fallen into an extremely challenging earnings situation. In order to respond flexibly to rapid changes in the business environment, Honda is reorganizing our strategic framework and reestablishing our competitive strengths. In light of the slowdown of the EV market expansion in the U.S., we will reassess our resource allocations and strengthen our hybrid models. In particular, Honda plans to reallocate all excess capacity at its auto plants in Ohio to production of ICE and hybrid vehicles and to make all of its auto plants in North America capable of producing hybrid models. As for regional markets, in addition to Honda’s main markets, namely Japan and the U.S., we seek to enhance the model lineup and cost competitiveness in India, where market expansion is expected. In other countries in Asia as well, we will strive to enhance our competitiveness by releasing next-generation hybrid models and reassessing resource allocations. Moreover, Honda will indefinitely suspend the previously announced project to build a comprehensive EV value chain in Canada and continue to reassess its procurement strategy.

In Motorcycle business, driven by population and economic growth, demand continues to grow particularly in the Global South, including India. While we believe that EVs will be the optimal solution from a long-term perspective, given that demand for EVs has not grown as much as expected, we are making improvements in fuel economy and deploying flex-fuel models* for ICE vehicles, in addition to expanding our lineup of electric motorcycles, in ways tailored to the realities in each region and the needs of our customers. Honda seeks to seize the dynamism of these growing markets and lead their growth by swiftly introducing competitive products and providing high-quality services that are tailored to our customers’ needs.

In Power products and other businesses, while we believe the long-term global movement toward carbon neutrality will remain unchanged, the pace of electrification is slowing in certain markets due to factors such as relaxed environmental regulations and changes in trade policy trends. To respond to multifaceted changes in the market environment, we need to strategically strengthen both ICE and electrification and enhance our business resilience. Going forward, in ICE, Honda will work to establish a stable revenue base by further strengthening the business structure, while accelerating resource investment in electrification and future technologies to enhance competitiveness in anticipation of the next generation.

*	An internal combustion engine vehicle capable of using multiple types of fuel (fuel with different blending ratios), such as gasoline mixed with ethanol.

Financial Strategy

To enhance corporate value, we recognize the need to utilize both financial and non-financial capital to achieve sustainable cash flow growth and improve capital efficiency. To realize these goals, we will work on “strategic resource allocation over the medium- to long-term”, “strengthening management with an awareness of capital costs” and “improving management quality and transparency through proactive dialogue.”

With the goal of achieving carbon neutrality for all products and corporate activities which Honda is involved in by 2050, we made a major strategic shift towards the popularization of EVs with a view that it will be the optimal solution to realize carbon neutrality for small-size mobility products, including passenger cars, from a long-term perspective. However, the profitability of Automobile business is currently declining due to the impact of changes in U.S. tariff policies on ICE and hybrid vehicles, a decline in the competitiveness of our products in Asia stemming from the impact of the allocation of more resources to EV development, and intensifying competition with the rise of new EV manufacturers. Furthermore, the expansion of the EV market in the U.S. has slowed down due to several factors, including the easing of fossil fuel regulations and revisions to EV subsidies.

Given the changes in the market environment, as part of the revision of our product launch plans, we decided during the fiscal year ended March 31, 2026 to cancel the launch and development of certain EV models in the U.S., and to discontinue production or reduce production volume for EV models jointly developed under a certain alliance agreement in the U.S. Furthermore, on March 12, 2026, we reassessed our automobile electrification strategy and made additional decisions, including the cancellation of development and market launch of certain EV models that had been planned for production in North America. In addition, for certain EV models jointly developed with Sony Honda Mobility Inc., our joint venture with Sony Group Corporation, and scheduled to be manufactured by the Company’s subsidiary in North America, Sony Honda Mobility Inc. decided to cancel their development and market launch. In China, while the EV market continues to grow, competition has intensified due to the rapid emergence of new EV manufacturers. Based on this challenging and competitive environment, we have also revised our product launch plans for certain EV models in China. As a result, we recognized losses and expenses of ¥1,577.8 billion for Automobile business for the fiscal year ended March 31, 2026 in the consolidated statements of income. Moreover, we expect that additional expenses and/or losses will be incurred in the fiscal year ending March 31, 2027, and may be further recorded or later.

To respond flexibly to these EV-related losses and current rapid changes in the business environment, Honda is reorganizing its strategic framework and reestablishing our competitive strengths. In line with the reassessment of resource allocations following the EV lineup reduction, we plan to enhance the hybrid model lineup and strengthen our cost competitiveness.

a. Strategic resource allocation over the medium- to long- term

(Capital generation)

Over the three-year period ending March 31, 2029, Honda will focus on rebuilding our Automobile business structure. Then, in the following two fiscal years, based on the rebuilt business structure, Honda plans to introduce new products flexibly and in an agile manner and put its Automobile business on a trajectory of further growth. By the fiscal year ending March 31, 2029, Honda expects to eliminate EV-related losses. Combined with further advancement of its structural transformation and enhancement of the lineup of new products focused on key markets, Honda will seek to improve substantially the profitability of its Automobile business. By further building on this with the growth of our Motorcycle and Financial services businesses, which already have solid profitability, Honda will strive to achieve an all-time high fiscal year operating profit in the fiscal year ending March 31, 2029. In the fiscal year ending March 31, 2031, Honda will strive to realize its long-standing ROIC (Return on Invested Capital)*1 target of 10%.

*1	[Profit for the year attributable to owners of the parent + Interest expenses (excluding Financial services business)] /Deployed Capital*2
*2

Equity attributable to owners of the parent + Interest-bearing liabilities (excluding those from Financial services business). Deployed capital is calculated using the average of the beginning and end of the period.

(Resource investment)

During the three-year period ending March 31, 2029, Honda plans to reallocate resources it had scheduled to invest in EVs to hybrid vehicles, and control EV-related investments at a level of approximately ¥0.8 trillion. Honda plans to invest ¥1.0 trillion in software technologies and ¥4.4 trillion in ICE and hybrid vehicles, resulting in total resource investment of ¥6.2 trillion during this three-year period. As for operating cash flow after R&D adjustment*, by targeting a return to profitability in its Automobile business and striving to maintain strong cash-generating capability in its Motorcycle business, Honda believes that this cash flow will allow it to continue making investments while delivering shareholder returns. In the fiscal year ending March 31, 2030 and onward, Honda will carefully assess EV demand trends and make decisions regarding investments in EVs. Honda will further improve investment efficiency by proactively leveraging external resources without being overly focused on internalization of resources.

*	Cash flows from operating activities (CFO) excluding R&D expenses (CFO of non-financial services businesses + R&D expenditures – amount transferred to capitalized development cost)

(Shareholder returns)

We position shareholder returns as one of the most important management priorities. Honda will maintain stable and continuous dividend payments, with a target DOE (ratio of dividend on adjusted equity attributable to owners of the parent)* of 3%.

*

Adjusted “equity attributable to owners of the parent”, which serves as the basis for DOE (ratio of dividend on adjusted equity attributable to owners of the parent), is based on adjusted figures that exclude “other components of equity”, which are highly volatile due to the effects of currency exchange rates and market conditions.

b. Strengthening management with an awareness of capital costs

In order to respond flexibly and appropriately to changes in the business environment and enhance corporate value, Honda is embedding management practices that are conscious of capital costs, developing multiple scenarios based on different time horizons, and implementing flexible resource allocation. During this transformation phase, investments for the future will take precedence. At the same time, we are making investment decisions based on capital costs by utilizing net present value (NPV), while aiming to maintain company-wide ROIC above capital costs as a management bottom line.

c. Improving management quality and transparency through proactive dialogue

To ensure that stakeholders, including investors and individual shareholders, properly understand and evaluate the Company’s management direction, the management team itself will take the lead in engaging in more proactive dialogue than ever before through events, individual meetings, and other opportunities. Through these dialogues, we seek to convey management’s and each technology leader’s commitment to our growth strategy, while directly understanding the expectations of the capital markets and reflecting them in our management and business strategies. In doing so, we aim to continuously enhance corporate value and remain a company that stakeholders look to with high expectations.

Challenges to be Addressed Preferentially

Honda first comprehensively identifies societal issues from the perspective of sustainability, prioritizes them in line with Honda’s direction, and then decides areas to focus on to determine the “priority issues.” Specifically, we have identified five areas: “environment” and “safety,” as well as “people” and “technology,” which are the driving forces behind Honda’s growth, and “brand,” which can be considered the sum of all corporate activities. By linking initiatives in these nonfinancial areas with our financial strategy, we aim to create social and economic value.

“Five Key Themes”

1. Realization of a zero environmental impact society

Honda has set achieving a “Zero Environmental Impact Society” as one of the company-wide key themes for efforts to exhaustively reduce inter-linking environmental impact to achieve sustainable corporate activities. In our efforts to achieve a Zero Environmental Impact Society, we are working towards our vision of achieving CO2 emissions neutrality, 100% utilization of carbon-free energy, and 100% use of sustainable materials in 2050. This vision is encapsulated in the concept of Triple Action to ZERO, a concept that consolidates three key initiatives: Carbon Neutrality, Clean Energy, and Resource Circulation. We position Triple Action to ZERO as the core concept guiding our efforts.

For more details, please refer to “Concepts and Approaches to Sustainability.”

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

*1

Traffic accidents that occurred while riding Honda motorcycles and automobiles (including collisions with other parties such as pedestrians and bicycles). However, cases involving intentional and malicious violations of traffic rules or cases of driving while impaired by the use of alcohol, drugs, or other substances, are excluded.

*2	To halve the number of traffic collision fatalities per 10,000 vehicles involving Honda motorcycles and automobiles worldwide by 2030 compared to 2020.

For more details, please refer to “Concepts and Approaches to Sustainability.”

3. The evolution of human capital management

Honda’s management of human capital refers to initiatives aimed at enhancing future competitiveness and corporate value by maximizing the capabilities of individuals and organizations and creating customer value, in pursuit of realizing the company-wide policy of “sustainably creating the joy and freedom of mobility and becoming the power that supports individuals who are trying to advance toward their dreams.” Based on this recognition, we have identified two key human capital materialities* to be addressed from both medium- to long-term and short- to medium-term perspectives.

*

Materialities: We select “Priority Issues” by comprehensively analyzing social issues from the perspective of sustainability, aligning them with Honda’s strategic direction, and defining the particularly focused issues for each priority issue as “materialities”.

For more details, please refer to “Concepts and Approaches to Sustainability.”

4. Creation of innovative technologies

We are committed to expanding the possibilities of mobility and to achieving a future society with zero environmental impact and zero traffic collision fatalities. Having defined key focus areas, experts in each field lead technological development. Furthermore, Honda collaborates with various research institutions worldwide to explore and integrate global knowledge. Strengthening collaboration with external parties through initiatives such as venturing is also one of our efforts for technology creation. We established a department responsible for corporate development in 2021, and have continued to strengthen its functions to enhance corporate competitiveness by consolidating internal and external knowledge, experience, and expertise. In addition, Honda is actively creating new businesses through a bottom-up approach, leveraging associates’ unique ideas and technologies, and is taking on the challenge of solving social issues and creating new value.

5. Brand value enhancement

Honda’s brand has been built over time through all of its corporate activities alongside its customers since its founding. Even in the midst of a significant transformative period said to occur once in a century, enhancing Honda brand and continuously increasing its value for the future is one of the most important challenges. To achieve this, Honda redefined the Global Brand Slogan (GBS) established in 2001 to “The Power of Dreams”, in 2023, and positioned it once again as the “starting point for all brand management.” Honda will continue to place the GBS at the core of brand management and, through various products, services, and corporate activities, integrate individual brand identities with the valuable consistency of Honda, further enhancing the overall value of Honda brand. In brand management, we believe it is crucial to create synergies between “common values and thought as a company” and “the diversity and uniqueness of products and services” based on the unique personality of Honda brand. As part of this, we are working on developing and expanding “brand assets” that serve as guidelines for various communications and branding practices to ensure valuable brand commonality on a global scale. We will aim to create an environment in which all associates working at Honda can independently improve the quality of the brand.

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants.

Concepts and Approaches to Sustainability

Please note that the forward-looking statements contained herein are judgments made by Honda as of the filing date of this Annual Report and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed under “Item 3. Key Information—D. Risk Factors.”

Sustainability-Related Financial Disclosures

1. Governance

(Governance Bodies)

Honda is promoting corporate activities grounded in the Honda Philosophy. The Honda Philosophy consists of three components: the fundamental beliefs, the company principle, and the Management Policies. Honda’s long-term management policies and medium-term management plan are approved and resolved by the Executive Council and the Board of Directors.

The Board of Directors is the final supervisory body for important matters, covering actions to address sustainability issues, including climate change issues. The Executive Council deliberates in advance on matters to be resolved by the Board of Directors and discusses important management matters within the scope of authority delegated to it by the Board of Directors.

We also designate “ESG and Sustainability” as one of the required skills for our directors, from the perspective of addressing diverse risks associated with business activities and overseeing business operations for the sustainable development of society and Honda. As our challenge to sustainably provide people’s freedom of mobility, Honda aims to achieve carbon neutrality through all Honda products and corporate activities and zero traffic collision fatalities by 2050. Therefore, we believe that insight into ESG and sustainability issues, such as the environment (including climate change issues), safety, and human rights, is essential, and based on these perspectives, we appoint Directors.

With respect to the development of directors’ skills in this area, the Company enhances directors’ understanding through regular reporting to the Board of Directors on initiatives related to our Priority Issues, such as the realization of a Zero Environmental Impact Society and a Zero Traffic Collision Society.

In addition, the Office of the Board of Directors supports directors, primarily to outside directors, to help them fully perform their functions.

With respect to non-financial management indicators*, we generally review progress once a year at the Board of Directors level and approximately one to three times a year at the Executive Council level.

In making decisions with respect to our long-term management policies and medium-term management plan and in overseeing our risk-management processes and related policies, we take into consideration our Priority Issues, including the realization of a Zero Environmental Impact Society and the realization of a Zero Traffic Collision Society. In doing so, the Executive Council and the Board of Directors conduct multidimensional deliberations balancing responses to social issues, such as reducing environmental impact, and profitability and other management priorities, and they reflect these considerations in decision-making.

The Board of Directors is responsible for supervising key goal indicators (KGIs) and the Executive Council is responsible for executing key performance indicators (KPIs), and they regularly monitor the progress of these to improve management governance. Please refer to Item 6 B. “Compensation.” for details of the executive remuneration system linked to financial and non-financial indicators.

*	Management indicators are KGIs for which the Board of Directors holds supervisory responsibility and KPIs for which the Executive Council holds execution responsibility.

(Management’s role)

Each Operation and Unit and subsidiary formulates and promotes action plans and measures based on the company-wide long-term management policies and medium-term management plan, and important matters are reported and approved by the Executive Council as appropriate.

In each area of environment, safety, human resources, human rights, occupational safety and health, quality, and supply chain (purchasing and logistics), conference bodies have been established to promote global management through information sharing and discussions. For important cross-departmental issues such as addressing climate change issues, a cross-departmental task force is formed under the direct supervision of management members to consider and propose action plans and measures as appropriate, and important matters are reported and approved by the Executive Council. Compliance and risk management related to each area are operated based on the Company’s basic policies for the development of internal control systems.

Sustainability management structure

Board of Directors
Nominating Committee
Audit Committee
Compensation Committee
Report
Supervision/
Delegation of Authority
Proposal/Report
Report
Direction of Policy/
Approval for Proposals
Executive Council
Report
Proposal/Report
Supervision/Delegation of Authority
Direction of Policy/Approval for Proposals
Proposal/Report
Compliance Committee
Risk Management Committee
Audit Unit
Report
Report
Internal Audit
Cross-departmental Task Force
■ Consider and propose implementation measures
Respective Operations and Units (Region/Business/Functional)/Subsidiaries
Environment
Global Environmental Secretariat Meeting
Safety
Global Safety Representative Meeting (GSRM)
Human Resources
Global Human Resources Committee (GHRC)
Human Rights
Human Rights Working Team
Occupational Safety and Health
Company-wide Safety and Health Committee
Quality
■ Global Quality Meeting
■ Global Aftersales Meeting
■ Global Parts Meeting
■ Global Service Manager Meeting
Supply Chain (purchasing and logistics)
Sustainability Purchasing Meeting
Information sharing in each area

Overview of sustainability-related meetings

Area		Meeting structure		Details
Environment		Global Environmental Secretariat Meeting		Share the Group's latest policies on initiatives in light of international trends and management discussions, and discuss global issues to achieve medium- to long-term targets
Safety		Global Safety Representative Meeting (GSRM)		Discuss inter-regional safety issues, including sharing details of the initiatives toward the new safety goals and discussing how to strengthen efforts to achieve zero traffic collision fatalities
Human Resources		Global Human Resources Committee (GHRC)		HR managers from around the world gather to discuss HR issues specific to each region, to develop global HR strategies and their deployment across the Company
Human Rights		Human Rights Working Team		Promote human rights due diligence, including assessments targeting our Group's domestic and overseas business sites and suppliers, as well as awareness-raising activities, to strengthen our initiatives and encourage the adoption of these practices among associates.
Occupational Safety and Health		Company-wide Safety and Health Committee		Under the Safety and Health Principles of "No safety, no production," direct the development and implementation of company-wide policies on safety and health, and strengthen governance in the area of safety and health
Quality	Quality related	Motorcycle/Automobile/Power products	Global Quality Meeting	Set challenges based on the quality targets established in company-wide policy, add region-specific issues to these, and regularly share the management methods and information on the contents of the formulated countermeasures
	Aftersales business	Automobile	Global Aftersales Meeting	Share policies and measures globally between headquarters and regional managers, with the aim to set as global benchmark levels to enable the provision of higher-quality services on-site
		Spare parts	Global Parts Meeting	
		Power products	Global Service Manager Meeting	
Supply Chain (purchasing and logistics)		Sustainability Purchasing Meeting		To strengthen low-carbon initiatives and human rights and compliance efforts throughout the global supply chain, discuss and coordinate policies and means of achieving globally unified measures among working level staff from each region

2. Risk management

Honda has established the Honda Global Risk Management Policy and has been conducting activities that will lead to sustainable growth and stable corporate management by actively controlling risks.

Under the supervision and monitoring of the Risk Management Officer, we categorize, manage and address risks defined as potentially inflicting significant damage or loss on Honda’s tangible and intangible assets, corporate activities and stakeholders of Honda and possibly affecting our corporate management.

Each organization identifies and evaluates risks. Based on the results of its evaluation, the Risk Management Officers of each Operations identify priority risks of respective Operations.

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

3. Strategy

Honda views “environment” and “safety” as the most critical societal issues that Honda, being a comprehensive mobility company, must address with the utmost sincerity. Under the theme of realizing a society with “Zero Environmental Impact” and “Zero Traffic Collision Society” we are committed to developing and implementing effective measures with speed.

(Environmental Strategy)

Honda recognizes that all business activities may have environmental impacts. To address these challenges, it is important to consider the environmental impacts of each stage of the product lifecycle. Honda identifies the main environmental impacts as greenhouse gas emissions, use of fossil fuel-derived energy, extensive resource extraction and waste and impacts on biodiversity.

Honda, aiming for sustainable business practices, has set achieving a “Zero Environmental Impact Society” as one of its company-wide priority issues. To comprehensively reduce interlinked environmental impacts, Honda has established four materialities* to guide its efforts.

*

We select “Priority Issues” by comprehensively analyzing social issues from the perspective of sustainability, aligning them with Honda’s strategic direction, and defining the particularly focused issues for each priority issue as “materialities.”

Triple Action to ZERO

In our efforts to achieve a Zero Environmental Impact Society, we are working towards our vision of achieving CO2 emissions neutrality, 100% utilization of carbon-free energy, and 100% use of sustainable materials in 2050. This vision is encapsulated in the concept of Triple Action to ZERO, a concept that consolidates three key initiatives: Carbon Neutrality, Clean Energy, and Resource Circulation. We position Triple Action to ZERO as the core concept guiding our efforts.

The three initiatives of Triple Action to ZERO are closely related and we aim to maximize synergistic benefits by considering their linkages. The Triple Action to ZERO initiatives are also linked to the international demand for preserving biodiversity and fostering harmony with nature. In advancing these initiatives, we will consider Nature-based Solutions* as well.

*	Nature-based Solutions (NbS) involve advancing societal challenges while conserving and restoring natural ecosystems.

CO_2 emissions neutrality

In "addressing climate change," we aim to achieve CO_2 emissions neutrality from both our corporate activities and the product lifecycle, with the goal of limiting the global average temperature rise to 1.5°C compared to pre-industrial levels.

Carbon Neutrality
Triple Action to ZERO
Clean Energy
Resource Circulation

100% utilization of carbon-free energy

In "addressing energy issues," we aim to use clean energy during product use and corporate activities.

100% use of sustainable materials

In addressing the "efficient utilization of resources," we will strive to develop products and establish systems that use sustainable materials with no environmental impact. In corporate activities, we aim to achieve zero industrial

Key Initiatives and Milestones for Achieving Materiality

Honda supports the Paris Agreement* and, with the goal of realizing a Zero Environmental Impact Society, aims to achieve carbon neutrality across all products and corporate activities involving Honda by 2050. Of the four materialities in the environmental domain, we are prioritizing efforts toward “addressing climate change issues” and “addressing energy issues” for achieving carbon neutrality. As priority actions, the Company is working on reducing CO2 emissions from product use and corporate activities, breaking these efforts down into more specific initiatives that the Company plans to implement as concrete actions. Specifically, CO2 emissions are tracked for various product groups within each business segment, as well as for individual product plants and manufacturing equipment. This approach helps quantify CO2 reduction amounts for each product and factory.

While carefully assessing market conditions and demand trends in each region, Honda will accelerate a multifaceted approach to carbon neutrality by combining EVs, hybrid vehicles, carbon-neutral fuels, and carbon offset technologies

For long-term impact reduction measures related to the materiality of “efficient utilization of resources,” there are initiatives that may require business transformation beyond existing frameworks. Honda is currently in the preparatory phase for reducing future CO2 emissions across the entire product lifecycle from resource extraction (upstream) to disposal (downstream).

We also recognize the importance of advancing these initiatives while considering our impact on nature, such as the materiality of “biodiversity conservation.” Honda aims not only to achieve “carbon neutrality by 2050” but also to pursue a long-term perspective to realize a Zero Environmental Impact Society.

*

The Paris Agreement sets as a global long-term goal to keep the rise in average global temperatures well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

(Safety Strategy)

Honda is addressing various factors leading to collisions by evolving and combining “Human Ability (awareness-building activities),” “Mobility Performance (technological development),” and “Traffic Ecosystem (collaboration, development of systems/services).”—collectively referred to as Honda’s three elements of safety.

Honda recognizes the need to reduce fatal collisions involving motorcycles in emerging countries as a major challenge toward 2030. To address this issue, Honda will actively develop instructor training programs, corporate training at Traffic Education Centers*, and schools for individuals under “Human Ability (awareness-building activities).” Under “Mobility Performance (technological development),” for motorcycles, Honda will expand the application of advanced braking systems such as ABS and CBS (Combined Braking System) as well as lights with high visibility for both riders and other road users. For automobiles, Honda will actively promote the functional evolution and widespread use of advanced driver-assistance systems (ADAS), such as Honda SENSING with a motorcycle detection function in emerging countries and Honda SENSING 360 in developed countries, tailored to the local realities of each region. Under “Traffic Ecosystem (collaboration, development of systems/services),” Honda is strengthening its collaboration with international organizations such as the United Nations in relation to traffic safety. Honda will support safety policies such as institutional reform, awareness-building, and infrastructure development by providing the knowledge and know-how cultivated through Honda’s long-standing safety activities to countries around the world, with a focus on emerging countries, through such organizations.

A major challenge for 2050 is to reduce traffic collision fatalities among pedestrians, bicyclists, motorcyclists, and other vulnerable road users. To address this challenge, Honda will accelerate efforts related to “Traffic Ecosystem (collaboration, development of systems/services).” Specifically, Honda will promote research and development relating to “Safe and Sound Network Technology” and standardization of technologies for social implementation.

Safe and Sound Network Technology provides information through telecommunications to help all road users prepare for and avoid the risks of collision before they occur.

*

Traffic Education Centers: Honda facilities where internal and external traffic safety instructors are trained and driving safety education is provided to corporations, schools and individual customers.

4. Metrics and targets

(Environmental targets)

Honda intends to execute certain initiatives to realize a “Zero Environmental Impact Society.” Please refer to the chart below.

Management indicators		Scope	Targets Fiscal year ending March 31, 2031
KGI	Reduction rate of CO2 emissions from corporate activities (compared to FYE Mar. 31, 2020)	Honda Group	46%
	Total CO2 emissions from products	Honda Group	Not disclosed
	Reduction rate of industrial water withdrawal (compared to FYE Mar. 31, 2020)	Honda Group	12%
	Reduction rate of industrial waste (incineration and landfill disposal) (compared to FYE Mar. 31, 2020)		20%
KPI	Reduction rate of product CO2 emissions per unit (compared to FYE Mar. 31, 2020)	Motorcycles Automobiles Power products	15.0% 13.6% 13.4%
	Usage rate of recycled and biomass materials	Motorcycles Automobiles	30% of motorcycles produced in Japan, for European market 30% in EVs produced in Japan

During the current consolidated fiscal year and from the end of the current consolidated fiscal year to the filing date of this Annual Report, we reviewed our targets with a target year of the fiscal year ending March 31, 2031.

With respect to the reduction rates of product CO2 emissions intensity, the targets were revised from 34.0% to 15.0% for the motorcycle business, from 27.2% to 13.6% for the automobile business, and from 28.2% to 13.4% for the power products business. These revisions reflect our reassessment of our powertrain portfolio and product launch plans in response to changes in market conditions and developments in trade policies.

In addition, while we have previously used the sales ratio of electrified products as a management indicator, we determined—after taking into account the increasing complexity of market conditions, customer needs, and business viability—to shift from using the sale of electrified products as a measurement toward contributing to the reduction of greenhouse gas emissions across society as a whole, which is a more fundamental approach. Based on this approach, we will proceed with the assessment of specific target levels for the fiscal year ending March 31, 2036, on the premise of shifting our management indicators from the sales ratio of electrified products to the reduction rate of total greenhouse gas emissions across the entire life cycle.

Furthermore, we have established more fundamental and challenging targets aligned with our desired 2050 state related to efficient utilization of resources. For the fiscal year ending March 31, 2031, we revised our KGI from “waste reduction rate (compared to BAU*)” to “reduction rate of industrial waste (incineration and landfill disposal) (compared to FYE Mar. 31, 2020)’’ and from “water intake reduction rate (compared to BAU)” to “reduction rate of industrial water withdrawal (compared to FYE Mar. 31, 2020)”. In addition, we newly established “usage rate of recycled and biomass materials” as a KPI and set a corresponding target level.

*	Business As Usual: The estimated result for the fiscal year ending March 31, 2031 based on our production plans but without implementing our reduction strategies.

(Safety target)

Honda aims for zero traffic collision fatalities involving Honda motorcycles and automobiles*1 globally by 2050. As a milestone, Honda targets to halve the number of traffic collision fatalities involving its motorcycles and automobiles worldwide by 2030 compared to 2020 levels*2. This includes not only new vehicles but all registered Honda motorcycles and automobiles on the market.

To realize the 2030 milestone, moving forward, Honda will particularly focus on enhancing collision safety performance and promoting the evolution and application of ADAS for automobiles. For motorcycles, Honda will expand the application of advanced braking systems such as ABS and CBS, as well as lights with high visibility for both riders and other road users. To track the progress of these initiatives, Honda has defined KPIs for advanced safety technology application rates, including Honda SENSING 360 for automobiles in developed countries*3, Honda SENSING for automobiles in emerging countries*4, and advanced braking systems (ABS/CBS) for motorcycles in emerging countries*5 so as to set targets to ensure steady progress.

Metrics and Targets

Management Indicators (KPI)	Targets Fiscal year ending March 31, 2031

Advanced Safety Equipment Application Rate	Automobiles in developed countries*3 Honda SENSING 360	100%
	Automobiles in emerging countries*4 Honda SENSING	100%
	Motorcycles in emerging countries*5 Advanced Braking (ABS/CBS)	100%

*1

Traffic collision involving Honda motorcycles and automobiles (rider, driver and passengers), as well as pedestrians and bicycles and other involved parties (excluding intentional violation of traffic rules with malicious intent and cases of willful incapacitated status due to use of alcohol, drugs, or other substances).

*2	Halve the number of traffic collision fatalities per 10,000 vehicles involving Honda motorcycles and automobiles worldwide by 2030 compared to 2020 levels.
*3	Japan, the United States, China, and Europe
*4	Representative measurement countries: India, Indonesia, Malaysia, Thailand, and Brazil
*5	Representative measurement countries: India, Indonesia, Vietnam, Thailand, and Brazil

Human Capital Strategy, Indicators and Targets

1. Strategy

(Honda’s Human Capital Strategy)

Honda’s management of human capital refers to initiatives aimed at enhancing future competitiveness and corporate value by maximizing the capabilities of people and organizations and creating customer value, in pursuit of realizing the company-wide policy of “sustainably creating the joy and freedom of mobility and becoming the power for people who are trying to advance toward their own dreams.” Honda has long placed “respect for the individual” at the center of its approach and has emphasized generating new value through the integration of diverse individuals, driven by each individual’s intrinsic motivations.

However, the business environment surrounding Honda has undergone significant changes, driven by factors such as shifts in market structures, accelerated technological innovation, the ongoing transition to AI-driven operations and decision-making and increasing uncertainty. In addition, in light of revisions to business strategies and changes in financial conditions, we face an environment in which more rigorous prioritization and allocation of management resources and business operations are required.

Even under such circumstances, we do not regard human capital management initiatives as matters that should fluctuate in response to short-term financial performance. Instead, we view such initiatives as a critical foundation supporting our medium- to long-term competitiveness and will continue to pursue the maximization of human capital value.

In this context, we recognize the need to move beyond conventional approaches that focus on monitoring the status of human capital or the allocation of resources to priority areas to more consistently understand how human capital management initiatives contribute to the creation of customer value.

Based on this recognition, we have identified two key human capital materialities (*1) to be addressed from both medium- to long-term and short- to medium-term perspectives.

The first materiality, which we intend to address from a medium- to long-term perspective, is “activating associates’ intrinsic motivations and fostering the integration of diverse individuals.” We aim to create an environment in which each and every Honda associate is motivated by the dreams they seek to realize through Honda and where pursuits of such dreams lead to the creation of customer value. At the same time, we promote the development of an organizational culture in which diverse individuals are respected, can exchange opinions with a sense of security, and can fully demonstrate their capabilities. This initiative represents a key effort to sustainably enhance the capabilities of people and organizations, which constitute the source of Honda’s distinctive value creation.

The second materiality, which we intend to address from a short- to medium-term perspective, is the “strengthening the human and organizational foundation for future competitiveness.” We believe that, even in periods characterized by significant changes in the business environment, short-term performance fluctuations, and heightened uncertainty, it is essential not to halt efforts to build a human capital foundation that supports future value creation.

Accordingly, we do not treat investments in human capital as subject to revision based on short-term financial performance, but rather position them as forward-looking investments that shape future competitiveness, and monitor both their level and continuity.

Furthermore, we have established main themes for each human capital materiality, and have set management indicators (*2), targets through the fiscal year ending March 31, 2031 and priority initiatives to be implemented, thereby promoting activities toward the achievement of these objectives.

In addition, beginning in the fiscal year ended March 31, 2025, we have established an advisory body to the Executive Council to deliberate on key issues relating to people and organizations, thereby enhancing the alignment between business strategy and human capital strategy.

Perspective	Human capital materialities	Main themes
medium- to long-term	Activating associates’ intrinsic motivations and fostering the integration of diverse individuals	1. Advancing people management to drive value-creating behaviors and enhancing organizational vitality
2. Cultivating an organizational culture where diverse individuals can fuse and thrive
short- to medium-term	Strengthening the human and organizational foundation for future competitiveness	3. Investment in human capital to support future value creation

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

- Main theme 1. Advancing people management to drive value-creating behaviors and enhancing organizational vitality

• Management indicator (KGI) and Achievement/Target

KGI	Scope	Achievement	Target
		Fiscal year ended March 31, 2026	Fiscal year ended March 31, 2026	Fiscal year ending March 31, 2031
Associate engagement scores	Global*1	Percentage of positive responses 66%*2	Percentage of positive responses 60% or more*2	Percentage of positive responses 65% or more

*1	The Company and its subsidiaries in Japan subject to labor contracts with our union, and overseas consolidated subsidiaries.
*2

Because the calculation methodology has been revised beginning with the fiscal year ending March 31, 2027, the actual result and target for the fiscal year ended March 31, 2026 are presented for reference based on the previous calculation methodology.

• Concept behind Management Indicator (KGI)

At Honda, we believe that, in order to drive value-creating behaviors, it is important that associates possess aspirations they seek to realize through Honda and demonstrate a willingness to take on challenges toward achieving those aspirations. In addition, acting from a customer-centric perspective and having managerial support that encourages such challenges are considered critical factors in enabling these behaviors. While we have historically emphasized a customer-centric approach, we recognize that, in light of changes in the business environment and evolving management challenges, it is necessary to further strengthen this perspective and more clearly monitor the linkage between human capital initiatives and value creation. Based on this recognition, we have established an associate engagement score as a metric that more explicitly reflects “value-creating behaviors from a customer perspective,” in addition to the previously emphasized elements of “intrinsic motivation of associates” and “management support and encouragement.” Through this approach, we seek to continuously monitor whether associate-driven aspirations—rooted in Honda’s core concept of “dreams”—are effectively translated into the creation of customer value.

• Calculation Formula

The average percentage of positive responses (ratings of 4 or 5 on a five-point scale) to the following three questions in the annual associate survey conducted in each region: “having the willingness to challenge oneself toward high goals,” “acting from a customer perspective,” and “supervisors actively support challenges.” For the fiscal year ending March 31, 2027, the calculation methodology has been revised, including the addition of a question on “acting from a customer perspective,” to more explicitly reflect value creation activities from a customer perspective.

- Main themes 2. Cultivating an organizational culture where diverse individuals can fuse and thrive

• Management indicators (KPI) and Achievement/Target

KPI	Scope	Achievement	Target
		Fiscal year ended March 31, 2026	Fiscal year ended March 31, 2026	Fiscal year ending March 31, 2031
Inclusion score	Global	3.7 Points (5-point scale)	—	—
Ratio of women in management positions	Japan*	2.1 times compared to fiscal year ended March 31, 2021	2.1 times compared to fiscal year ended March 31, 2021	4.0 times compared to fiscal year ended March 31, 2021

*	The Company and its subsidiaries in Japan subject to labor contracts with our union

• Concept behind Management Indicator (KPI)

(Inclusion score)

We believe that achieving diversity and inclusion (“D&I”), in which diverse individuals are respected, accepted, and able to perform to their full potential with a sense of security, constitutes a critical foundation supporting the creation of value.

Based on this perspective, we have established an “inclusion score” as a metric to assess the degree to which inclusion is embedded within the workplace environment.

(Ratio of women in management positions)

In Japan, we also utilize the ratio of women in management positions as a supplementary indicator to assess the appointment and advancement of diverse talent. Through the use of this indicator, we seek to continuously monitor not only the level of inclusion as an organizational culture, but also the progress of achieving diversity within the organization.

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

(Human Capital materialities (Short- to Medium-term Perspective): Strengthening the human and organizational foundation for future competitiveness)

- Main themes 3. Investment in human capital to support future value creation

• Management indicators (KPI) and Achievement/Target

KPI	Scope	Achievement	Target
		Fiscal year ended March 31, 2026	Fiscal year ended March 31, 2026	Fiscal year ending March 31, 2031
Human Capital Investment	Global	Not disclosed	Not disclosed	Not disclosed

•	Concept behind Management Indicator (KPI)

We believe that, in order to strengthen the human and organizational foundation that supports future competitiveness, it is essential to position human capital initiatives not as elements subject to fluctuation based on short-term financial performance in a given fiscal year, but as forward-looking investments aimed at future value creation, and to continue such investments on an ongoing basis.

Based on this perspective, we have established “human capital investment” as a metric to assess the extent to which resources are allocated to people on a company-wide basis.

Using this management indicator, we monitor the total amount of human capital investment across the organization and, within such total, also track the portion allocated to priority areas. Through this approach, we seek to continuously assess both the overall scale of investment in human capital and the effectiveness of its allocation to key focus areas.

•	Calculation Formula

The aggregate amount of investments related to recruitment, development, placement and utilization support, retention, and the development of HR infrastructure. Investment in priority areas is separately identified as a subset of total human capital investment.

Climate Change-related Disclosures (Response to the TCFD Recommendations)

Honda has declared its support to the Task Force on Climate related Financial Disclosures (TCFD), established by the Financial Stability Board (FSB), and discloses information in line with the TCFD-recommended disclosure framework.

1. Governance

Please refer to “Concepts and Approaches to Sustainability—Sustainability-Related Financial Disclosures: 1. Governance.”

2. Risk management

Honda has established the Risk Management Committee to identify, check and discuss the status of “company-wide priority risks” which are deemed important for the entire corporate entity. Climate-related risks such as risks related to environmental regulations and natural disasters caused by climate change are also managed and monitored by the Committee, which leads to promoting more effective risk management activities while considering the characteristics of respective Operations. The Corporate Strategy Operations evaluates and identifies climate-related risks by conducting scenario analysis in line with TCFD recommendations, reflecting external and internal risk information, which includes company-wide priority risks. The results of the scenario analysis of climate-related risks are shared with the Risk Management Committee. Climate-related risks are mainly addressed by the Corporate Strategy Operations, Business Operations and Regional Operations as well as by each respective Operation, Unit, subsidiary and cross-departmental task force. Important matters related to risk management including the responses to the climate-related risks are discussed by the Committee, and details of their activities are reported to the Executive Council as appropriate. For more explanation of the risk assessment and management process, please refer to “Concepts and Approaches to Sustainability—Sustainability-Related Financial Disclosures: 2. Risk management.”

3. Strategy

(Identification of climate-related risks and opportunities)

We have identified climate-related risks and opportunities that are reasonably expected to affect our business activities and outlook by reference to a 1.5°C scenario, which assumes a rapid transition to a low-carbon society, and a 4°C scenario, which assumes insufficient progress in climate change mitigation measures, as set out below.

Key Risks

Classification/Scenario		Risk	Time horizons*1	Potential Impact*2

Transition Risk	1.5°C	Payment of fines or suspension of vehicle sales due to failure to meet fuel efficiency regulations	Medium/Long-term	High
		Drop in unit sales of internal combustion engine (ICE) vehicles due to more stringent fuel efficiency regulations, etc.	Long-term	High
		Increased costs due to the introduction of carbon tax and Emissions Trading System (ETS).	Medium/Long-term	Medium

Physical Risk	4°C	Operational impacts on production bases and the supply chain, including potential asset damage, resulting from natural disasters	Long-term	High

Key Opportunities

Scenario	Opportunity	Time horizons	Potential Impact

1.5°C	Expansion sales of electrified products	Long-term	High
	Reduction of business operation costs through introducing the higher energy efficiency production facilities and utilization of renewable energy	Medium/Long-term
	Expansion sales of fuel-efficient vehicles, including HEVs	Medium/Long-term
4°C	Rising demand for products that can be converted into emergency power sources during disasters	Long-term

*1

The time horizons are defined in alignment with the planning periods used in Honda’s strategic decision-making processes. Honda defines the time horizons based on when the impacts of risks and opportunities are reasonably expected to occur, as follows:

Short-term: Within one year from the end of the reporting period (aligned with the annual action plan period)

Medium-term: The period after the end of short-term through the fiscal year ending March 31, 2031 (aligned with Honda’s medium-term management plan period)

Long-term: The period after the end of medium-term through 2050 (2050 being the benchmark year for Honda’s carbon neutrality goals).

*2

In assessing the magnitude of impacts of risks and opportunities, we apply quantitative monetary thresholds where financial impacts can be quantified and qualitative thresholds in other cases. Based on these criteria, the impacts are classified as follows:

High: ¥100 billion or more, or impacts at the company-wide level

Medium: ¥10 billion or more but less than ¥100 billion, or impacts spanning multiple regions

Low: ¥2.5 billion or more but less than ¥10 billion, or impacts limited to a specific region

(Impacts on the business model and value chain)

Areas where climate-related risks and opportunities are concentrated

The majority of our greenhouse gas emissions are attributable to CO2 emissions generated during the use phase of our products. As a result, among climate-related transition risks, we recognize that, with respect to the risk of penalty payments or sales suspension due to failure to meet fuel economy regulations, climate-related risks and opportunities are concentrated in our automobile business, and that the risk of a decrease in new internal combustion engine (ICE) vehicle sales due to the tightening of fuel economy and other regulations is concentrated in both our motorcycle and automobile businesses. Accordingly, we consider that climate-related risks and related opportunities are concentrated in these businesses.

The remainder of our greenhouse gas emissions arise from direct emissions from our corporate activities, indirect emissions from energy use, as well as emissions related to activities such as resource extraction and waste disposal.

These areas are where climate-related risks and opportunities are concentrated, particularly the risk of increased costs resulting from the introduction of carbon pricing mechanisms, such as carbon taxes and emissions trading schemes (ETS).

In addition, because our business model involves the use of water in our manufacturing processes, we recognize water-related risks associated with natural disasters as key climate-related physical risks. Among the regions where our vehicle assembly plants are located, we recognize India, Thailand, Vietnam, and Mexico as regions where physical risks are concentrated, given their elevated exposure to flood risk.

Current and future impacts of climate-related risks and opportunities

Honda is working toward achieving carbon neutrality by 2050 and has set up milestones to prioritize the reduction of CO2 emissions from the use of sold products, which account for a significant portion of our total emissions, as well as the reduction of CO2 emissions from our own corporate activities, which falls within our operational responsibility.

The operating environment surrounding the automotive industry is changing rapidly, and uncertainty in our business environment is increasing due to factors such as changes in environmental regulations and developments in trade policy. Over the medium to long-term, if fuel-efficiency regulations or regulations promoting zero-emission vehicles (ZEVs) are strengthened, there is a possibility that Honda could face risks such as a decline in sales volumes of new ICE vehicles and the payment of penalties or the suspension of sales if regulatory requirements are not met.

While carefully assessing market conditions and demand trends in each region, Honda will accelerate a multifaceted approach to carbon neutrality by combining EVs, hybrid vehicles, carbon-neutral fuels, and carbon offset technologies.

With respect to CO2 emissions arising from our own corporate activities, we recognize a risk of financial impacts—such as increased tax burdens—associated with the expected introduction or expansion of carbon taxes and ETS. We intend to reduce CO2 emissions from corporate activities within our area of responsibility via three main categories of technologies, experience and expertise: (1) improving production efficiency and implementing energy-saving measures, (2) electrification of production equipment, and (3) utilization of renewable energy.

Beyond our own corporate activities, we are advancing CO2 reduction initiatives across the entire product life cycle—from the procurement of materials and components through design, development, production, logistics, sales, use, and end of life processing—in collaboration with a broad range of global partners.

(Impacts on strategy and decision-making)

Addressing Climate-related transition risks and opportunities

We position electrification, including EVs, as a long-term climate-related opportunity in achieving carbon neutrality by 2050. At the same time, in light of current demand trends, we are reviewing our powertrain portfolio and have made decisions to reallocate development and production resources, with a near-term focus on hybrid vehicles, which are experiencing strong demand, in order to enhance environmental performance. In making these decisions, we have taken into account the trade-offs between accelerating CO2 reductions through electrification and responding to the market environment.

Taking into account region-specific market environments and demand trends, we will accelerate a multi-faceted approach to achieving carbon neutrality by combining EVs, hybrid vehicles, carbon-neutral fuels, and carbon offset technologies. With respect to EVs, we plan to continue to introduce more competitive EV hardware platforms and advance research and development of next-generation batteries, including all-solid-state batteries in the long-term. In the short to medium-term, as we plan to continue sales of products equipped with internal combustion engines, we will also continue to improve the environmental performance of our motorcycle, automobile, and power products.

While electrification contributes to reducing CO2 emissions during the use phase of our products, CO2 emissions may still remain depending on the level of renewable energy adoption and application across countries and regions. In addition, we recognize the need to address the adoption and expansion of carbon-neutral fuels for ICE vehicles, including the vehicles owned.

Accordingly, Honda is committed not only to reducing CO2 emissions during the product-use phase but also to promoting the broader decarbonization of energy, through both increased use of renewable energy in our own operations and engagement in external policy and stakeholder initiatives.

Furthermore, Honda will consider opportunities to contribute more directly to the supply of clean energy to customers. Through these efforts, we aim to support the expansion of clean energy across society as a whole.

We designate production sites that have effectively achieved zero CO2 emissions from our corporate activities as carbon-neutral factories, and we are promoting initiatives to reduce CO2 emissions across our corporate activities. At the Saitama Factory Automobile Plant, one of our automobile production bases, in the fourth quarter of the fiscal year ending March 31, 2026, Honda achieved its first carbon-neutral factory, which is currently in operation, through the application of three key elements: (1) improvements in production efficiency and the implementation of energy-saving measures, (2) electrification of production equipment, and (3) utilization of renewable energy.

We will continue working toward realizing carbon-neutral factories at all of our automobile production sites worldwide.

For information on our transition plan toward achieving carbon neutrality by 2050, please refer to “Concepts and Approaches to Sustainability—Sustainability-Related Financial Disclosures: 3. Strategy (Environmental Strategy).” For details related to resource allocation, please refer to “Item 4. B. Business Overview.”

Key initiatives and progress by business segment

In the motorcycle business, Honda unveiled its first electric motorcycle, the Honda WN7, at EICMA (held at the Fiera di Milano) in November 2025 and began supplying it to the European market. In January 2026, the Honda UC3 equipped with a fixed battery was launched in Thailand and Vietnam. In both countries, Honda will expand charging infrastructure by installing CHAdeMO charging stations for fixed-battery electric motorcycles, while also advancing the deployment of battery-swapping stations.

In the automobile business, to achieve carbon neutrality by 2050, Honda is promoting the steady adoption of EVs and reliable CO2 reduction through HEVs, while responding flexibly to changes in the market environment.

In the EV sector, we will steadily expand our lineup, beginning with the launch of the N-ONE e: in September 2025, followed by the rollout of the Super-ONE in Japan, the United Kingdom, and other Asian countries starting in 2026. Furthermore, the global strategic model Honda 0 a will be launched primarily in Japan and India, further strengthening the lineup in 2027. At the same time, to maximize environmental contributions during the transition to EVs, Honda is strengthening the use of highly efficient hybrid technologies. In addition to the PRELUDE launched in September 2025, the Company will apply next-generation hybrid system technologies developed in-house, expanding their use particularly in mid-size and large vehicle segments, where demand is high in the North American market.

Physical climate-related risks and adaptation measures

We assess flood and other water-related operational risks by using external water-risk assessment tools such as WRI’s “AQUEDUCT” and WWF’s “Water Risk Filter,” supplemented by adjustments based on inundation analyses (including CaMa-Flood*) and hazard maps. The assessment results are used to inform site-specific countermeasures and improvement plans.

At production sites located in regions with high physical risk, we implement measures to reduce potential impacts on our business operations, including securing elevation during site construction, installing backflow-prevention mechanisms for sewer lines during high-water events, and enhancing drainage capacity to prevent inland flooding. In addition, for regions exposed to water-scarcity or depletion risks, we implement water-saving measures and introduce recycling systems in areas where water-intake or discharge regulations are stringent. Through these initiatives, we work to reduce operation-related risks at each site.

* CaMa-Flood: A global-scale inundation simulation model used to estimate river discharge and flooding.

(Climate resilience)

We conduct climate-related scenario analysis annually as part of our climate-related risk assessment process for the relevant reporting period. The disclosures presented in this report are based on the results of the analysis conducted during the latest reporting period.

Overview of scenario analysis

To assess and consider the potential impacts of climate change on our business, we have selected the following climate-related scenarios for our scenario analysis: (1) a 1.5°C scenario that reflects significant policy transitions aligned with the Paris Agreement goal of limiting global temperature rise to below 1.5°C; and (2) a 4°C scenario in which environmental regulations do not strengthen and physical risks become more pronounced.

Our scenario analysis covers our motorcycle, automobile, and power products operations, as well as the operational sites associated with these businesses. We assess climate-related transition risks, physical risks, and opportunities, and we quantify—where reasonably possible—the potential medium- to long-term financial impacts under each scenario. In quantifying the potential impacts, we apply a medium-term and long-term time horizon for transition risks and a long-term time horizon for physical risks.

The key assumptions under each scenario are as follows:

• 1.5°C scenario

Under the 1.5°C scenario, Honda refers to the International Energy Agency’s “Net Zero Emissions by 2050 Scenario (NZE)” and the Intergovernmental Panel on Climate Change (IPCC)’s AR6 “SSP1-1.9” pathway. This scenario assumes that, over the long-term, global measures toward achieving carbon neutrality by 2050 will advance, leading to the wider development and use of new technologies, broader adoption of carbon-free products, and increased utilization of renewable energy.

Although uncertainty in the business environment is increasing due to factors such as changes in environmental regulations that affect the pace of EV market expansion across regions and developments in trade policy trends, this scenario assumes that, over the long-term, fuel-efficiency regulations and zero-emission vehicle regulations will be further strengthened. As a result, demand for EVs and fuel cell electric vehicles (FCEVs) is expected to increase, particularly in developed markets.

• 4°C scenario

Under the 4°C scenario, we referred to the IPCC AR6 “SSP3-7.0” pathway. In this scenario, continued high levels of greenhouse-gas emissions lead to further temperature increases. As a result, the scenario assumes an increased frequency and severity of extreme weather events—such as typhoons and flooding—along with changes in rainfall patterns and rising sea levels, which collectively contribute to the heightened manifestation of physical climate-related risks.

4. Metrics and Targets

Our climate-related targets are as follows:

Management Indicators		Scope	Targets Fiscal year ending March 31, 2031

KGI	Reduction rate of CO2 emissions from corporate activities (compared to FYE Mar. 31, 2020)	Honda Group	46%

	Total CO2 emissions from products	Honda Group	Not disclosed

KPI	Reduction rate of product CO2 emissions per unit (compared to FYE Mar. 31, 2020)	Motorcycles Automobiles Power products	15.0% 13.6% 13.4%

(Greenhouse Gas Emissions Target)

In pursuit of achieving carbon neutrality by 2050, we have established greenhouse gas emissions reduction targets with the fiscal year ending March 31, 2031 as the target year. These targets cover Scope 1, Scope 2, and Scope 3 (Category 11) greenhouse gas emissions of Honda.

The reduction rate for CO2 emissions from our corporate activities is set as an absolute target based on the gross emission amount from Honda. In line with the Paris Agreement, this target aims to achieve 46% reduction in GHG emissions compared with the fiscal year ended March 31, 2020. The target applies to Scope 1 emissions—including CO2, CH4, N2O, HFCs, PFCs, SF6, and NF3—and Scope 2 emissions measured using the market-based method.

In establishing this target, we did not apply the Science Based Targets initiative (SBTi) sectoral decarbonization approach; instead, the target was calculated using the SBTi cross-sector absolute contraction approach.

To address CO2 emissions arising from the use phase of our products, which represents a significant portion of Honda’s Scope 3 greenhouse gas emissions, we have established targets covering CO2-related Scope 3 emissions (Category 11). These targets include a total CO2 emissions target for products and a target for reducing the CO2 emissions intensity of products, measured as the reduction rate per unit compared with the fiscal year ended March 31, 2020.

These targets have been established with reference to the principles of the Paris Agreement and the SBTi Sectoral Decarbonization Approach.

Although we are advancing various measures and initiatives to reduce and limit CO2 emissions across our operations, we recognize that certain emissions may remain difficult to eliminate entirely. For those residual emissions, we consider the potential use of high-quality credits as one option within our broader approach to addressing climate change.

(Target setting, review, and monitoring processes)

Honda has identified ”Priority Issues” that it must focus on in order to achieve its ambitious goals for 2050 and realize its long-term vision. Based on these priority issues, we establish goals that look ten years ahead and are updated every five years, while also setting annual goals and formulating, executing, and evaluating strategies each fiscal year as part of our management processes.

To monitor progress toward these targets, we set management indicators, including KGIs overseen by the Board of Directors and KPIs for which the Executive Council holds execution responsibility. Both bodies regularly monitor progress, thereby strengthening our governance and oversight of target achievement. In addition, the Board of Directors and the Executive Council exercise their monitoring functions to assess, as necessary, whether adjustments to the targets are warranted in light of changes in the business environment.

We have not obtained third-party assurance for these targets or for the methodologies used to establish them.

For details of the revisions to our climate-related targets during the reporting period and the period from the end of the reporting period to the date of issuance of this report, please refer to “Concepts and Approaches to Sustainability—Sustainability-Related Financial Disclosures: 4. Metrics and Targets.”

C. Organizational Structure

As of March 31, 2026, the Company had 53 Japanese subsidiaries and 229 overseas subsidiaries. The following table sets out for each of the Company’s principal subsidiaries, the country of incorporation, function and percentage ownership and voting interest held by Honda.

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Automoveis do Brazil Ltda	Brazil	Manufacturing and Sales	100.0
Banco Honda S.A	Brazil	Finance	100.0

D. Property, Plants and Equipment

The following table sets out information, as of March 31, 2026, with respect to Honda’s principal manufacturing facilities, all of which are owned by Honda:

Location	Number of Employees	Principal Products Manufactured
Yorii-machi, Osato-gun, Saitama, Japan	3,707	Automobiles
Hamamatsu, Shizuoka, Japan	1,758	Power products and transmissions
Suzuka, Mie, Japan	5,318	Automobiles
Ozu-machi, Kikuchi-gun, Kumamoto, Japan	2,511	Motorcycles, all-terrain vehicles, power products and engines
Greensboro, North Carolina, U.S.A.	742	Aircraft
Burlington, North Carolina, U.S.A	121	Aircraft engines
Marysville, Ohio, U.S.A	5,252	Automobiles
Anna, Ohio, U.S.A	2,794	Engines
East Liberty, Ohio, U.S.A	2,512	Automobiles
Lincoln, Alabama, U.S.A	4,567	Automobiles and engines
Greensburg, Indiana, U.S.A	2,468	Automobiles
Alliston, Canada	4,775	Automobiles and engines
El Salto, Mexico	506	Motorcycles
Celaya, Mexico	5,127	Automobiles
Gurugram, India	2,038	Motorcycles
Alwar, India	2,624	Motorcycles and automobiles
Narasapura, India	2,414	Motorcycles
Ahemdabad, India	1,138	Motorcycles
Karawang, Indonesia	2,445	Automobiles and engines
Melaka, Malaysia	1,846	Automobiles
Batangas, Philippines	1,820	Motorcycles
Prachinburi, Thailand	1,798	Automobiles
Bangkok, Thailand	3,623	Motorcycles and power products
Phuc Yen, Vietnam	4,736	Motorcycles and automobiles
Duy Tien, Vietnam	795	Motorcycles
Buenos Aires, Argentina	1,035	Motorcycles
Itirapina, Brazil	1,580	Automobiles
Manaus, Brazil	8,657	Motorcycles and power products

In addition to its manufacturing facilities, the Company’s properties in Japan include sales offices and other sales facilities in major cities, repair service facilities, and R&D facilities.

As of March 31, 2026, the Company’s property, with a net book value of approximately ¥2.7 billion, was subject to specific mortgages securing indebtedness.

Capital Expenditures

Capital expenditures in the fiscal year ended March 31, 2026 were applied to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

Total capital expenditures for the year amounted to ¥3,515.6 billion, decreased by ¥155.8 billion from the previous year. Also, total capital expenditures, excluding equipment on operating leases, for the year amounted to ¥751.3 billion, increased by ¥213.9 billion from the previous year. Spending by business segment is shown below.

	Fiscal years ended March 31,
	2025	2026	Increase (Decrease)

	Yen (millions)
Motorcycle Business	¥75,156	¥104,457	¥29,301
Automobile Business	457,436	631,111	173,675
Financial Services Business	3,122,445	2,761,083	(361,362)
Financial Services Business (Excluding Equipment on Operating Leases)	149	193	44
Power Products and Other Businesses	16,415	18,977	2,562
Total	¥3,671,452	¥3,515,628	¥(155,824)
Total (Excluding Equipment on Operating Leases)	¥537,427	¥751,380	¥213,953

Intangible assets are not included in the table above.

In Motorcycle business, we made capital expenditures of ¥104,457 million in the fiscal year ended March 31, 2026. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we made capital expenditures of ¥631,111 million in the fiscal year ended March 31, 2026. Funds were allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, capital expenditures excluding equipment on operating leases amounted to ¥193 million in the fiscal year ended March 31, 2026, while capital expenditures for equipment on operating leases were ¥2,760,890 million.

In Power products business, capital expenditures of ¥18,977 million in the fiscal year ended March 31, 2026, were deployed to upgrade, streamline, and modernize manufacturing facilities, and to improve R&D facilities.

Plans after FYE Mar. 31, 2026

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2027 are shown below.

Fiscal year ending March 31, 2027
Yen (millions)
Motorcycle Business	¥199,900
Automobile Business	1,034,300
Financial Services Business	1,500
Power Products and Other Businesses	14,300

Total	¥1,250,000

The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.

Intangible assets are not included in the table above.

Honda announced in April 2024 that we will start a full-scale study to establish a comprehensive EV value chain in Canada in order to strengthen the EV supply system for the future increase in demand for EVs in North America. While we previously announced in May 2025 our decision to postpone this plan due to a slowdown in EV demand, in light of the reassessment of the automobile electrification strategy announced in March 2026, we have now suspended this plan indefinitely.

In order to secure stable battery procurement in North America, the Company established an unconsolidated affiliate to manufacture lithium-ion batteries for electric vehicles in the United States during the fiscal year ended March 31, 2023. The affiliate began construction of a new battery plant early in 2023 and completed construction in 2024. During the year ended March 31, 2026, the Company’s consolidated subsidiary agreed with the Company’s affiliate to proceed with transactions involving the purchase of the buildings owned by the affiliate and the lease back of those assets to the affiliate with the subsidiary acting as the lessor for the lease term of 12 years. In May 2026, pursuant to this agreement, the purchase price of the assets and the lease payments were agreed upon between the Company’s consolidated subsidiary and the affiliate. The purchase price of the assets is US$2,530 million. Furthermore, due to the reassessment of the automobile electrification strategy in North America, Honda is considering repurposing the lithium-ion batteries production line for electric vehicles at the acquired facility for ESS(energy storage system) and HEV(Hybrid Electric Vehicle) batteries.

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

To achieve these goals, it will be essential to make investments strategically at the appropriate timing. We will leverage the stable business foundation of ICE and hybrid models in the Automobile business, as well as the strong profitability and cash generation capabilities of the Motorcycle business and Financial services business. As we continue to invest in the field of ”intelligence”, we will also continue to advance the shift of resources to EV business. With an eye on the timing when demand for EVs will resume expanding, we will continue to lay the groundwork for EV business from a long-term perspective, while taking into account short-term fluctuations in demand.

Our business is subject to a severe economic and social environment, and our profitability depends on various factors. At present, geopolitical risks in the Middle East are increasing and uncertainties regarding policy trends in various countries are rising, and we are closely monitoring these trends.

Given changes in the EV market environment in the United States, as part of the revision of our product launch plans, we decided during the year ended March 31, 2026 to cancel the launch and development of certain EV models in the U.S., and to discontinue production or reduce production volume for EV models jointly developed under a certain alliance agreement in the U.S. For details of these social issues and the risks we are subject to, please see Item 4. “Information on the Company—B. Business Overview—Preparing for the Future— Financial Strategy.” and Item 4. “Information on the Company—B. Business Overview—Preparing for the Future—Challenges to be Addressed Preferentially”, Item 3.D “Risk Factors.” In the process of, or as a result of, dealing with such social issues and risks, our sales volumes may be affected and additional costs may be incurred, which may have a significant effect on our future profitability.

Business Environment

The economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method in the fiscal year ended March 31, 2026 maintained a gradual recovery overall, although some regions showed weakness due to persistent uncertainty in international situations, including the situations in Ukraine, the Middle East and the South China Sea, trade policies of various countries, and others. In the United States, the economy continued a moderate expansion, driven by increased capital investment and robust consumer spending. In Europe, the economy showed signs of pickup, although the pace varied from country to country. In Asia, the economy expanded in India, and the Indonesian economy continued its moderate recovery. In China and Thailand, the economic recovery was limited. In Japan, domestic demand, mainly driven by capital investment and consumer spending, supported the economy, and a gradual recovery continued.

The trends, uncertainties, demands, commitments and events identified below may continue or recur, impacting the Company’s future financial results.

Overview of FYE Mar. 31, 2026 Operating Performance

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2026, increased from the fiscal year ended March 31, 2025, due mainly to increased sales revenue in Motorcycle business, which was partially offset by decreased sales revenue in Automobile business as well as negative foreign currency translation effects. Operating profit in the previous fiscal year turned into an operating loss, due mainly to the impact of EV-related losses as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts. For further detail, see note “(4) Segment Information” to the accompanying consolidated financial statements for a description of the impact of EV-related losses.

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs), and side-by-sides (SxS) in the fiscal year ended March 31, 2026 totaled 14,673 thousand units, increased by 7.2% from the previous fiscal year, mainly due to the increases in consolidated unit sales primarily in India, Brazil, and the Philippines, which were offset by a decrease in consolidated unit sales in Turkey.

Automobile Business

Honda’s consolidated unit sales of automobiles in the fiscal year ended March 31, 2026 totaled 2,711 thousand units, decreased by 4.5% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in Asia.

Power Products and Other Businesses

Honda’s consolidated unit sales of power products in the fiscal year ended March 31, 2026 totaled 3,589 thousand units, decreased by 3.0% from the previous fiscal year, mainly due to a decrease in consolidated unit sales primarily in Asia, which was offset by an increase in consolidated unit sales in Europe.

FYE Mar. 31, 2026 Compared with FYE Mar. 31, 2025

Sales Revenue

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2026, increased by ¥107.8 billion, or 0.5%, to ¥21,796.6 billion from the fiscal year ended March 31, 2025, due mainly to increased sales revenue in Motorcycle business, which was partially offset by decreased sales revenue in Automobile business as well as negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥255.4 billion, or 1.2%, compared to the increase as reported of ¥107.8 billion, which includes negative foreign currency translation effects.

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,735.6 billion, or 8.5%, to ¥22,210.9 billion from the previous fiscal year. Cost of sales increased by ¥1,168.6 billion, or 6.9%, to ¥18,193.4 billion from the previous fiscal year, due mainly to the impact of EV-related losses as well as tariff impacts. Selling, general and administrative expenses increased by ¥125.8 billion, or 5.4%, to ¥2,476.8 billion from the previous fiscal year, due mainly to increased expenses. Research and development expenses increased by ¥441.1 billion, or 40.1%, to ¥1,540.6 billion from the previous fiscal year, due mainly to the impact of EV-related losses.

Operating Loss

Operating loss was ¥414.3 billion, a decrease of ¥1,627.8 billion from the previous fiscal year, due mainly to the impact of EV-related losses as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts. Honda estimates that by excluding negative foreign currency effects of approximately ¥77.0 billion, operating profit would have decreased by approximately ¥1,550.7 billion.

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

Loss before Income Taxes

Loss before income taxes was ¥403.3 billion, a decrease of ¥1,720.9 billion from the previous fiscal year. The main factors behind this decrease, except factors relating to operating profit, are as follows:

Share of profit (loss) of investments accounted for using the equity method had a negative impact of ¥163.0 billion, due mainly to the impact of EV-related losses.

Finance income and finance costs had a positive impact of ¥69.9 billion, due mainly to effect from gains or losses on derivatives. For further details, see note “(22) Finance Income and Finance Costs” to the accompanying consolidated financial statements.

Income Tax Expense

Income tax expense decreased by ¥464.8 billion to credit of ¥50.2 billion from the previous fiscal year. The average effective tax rate decreased 19.0 percentage points to 12.5% from the previous fiscal year. For further details, see “(a) Income Tax Expense” of note “(23) Income Taxes” to the accompanying consolidated financial statements.

Loss for the Year

Loss for the year was ¥353.0 billion, a decrease of ¥1,256.0 billion from the previous fiscal year.

Loss for the Year Attributable to Owners of the Parent

Loss for the year attributable to owners of the parent was ¥423.9 billion, a decrease of ¥1,259.7 billion from the previous fiscal year.

Profit for the Year Attributable to Non-controlling Interests

Profit for the year attributable to non-controlling interests increased by ¥3.7 billion, or 5.5%, to ¥70.9 billion from the previous fiscal year.

Business Segments

Motorcycle Business

Honda’s consolidated unit sales of motorcycles, all-terrain vehicles (ATVs) and side-by-sides (SxS) totaled 14,673 thousand units, increased by 7.2% from the previous fiscal year, due mainly to increased consolidated unit sales in Asia.

Sales revenue from external customers increased by ¥392.2 billion, or 10.8%, to ¥4,018.8 billion from the previous fiscal year, due mainly to increased consolidated unit sales. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥432.2 billion, or 11.9%, compared to the increase as reported of ¥392.2 billion, which includes negative foreign currency translation effects.

Operating costs and expenses increased by ¥323.7 billion, or 10.9%, to ¥3,286.9 billion from the previous fiscal year. Cost of sales increased by ¥273.3 billion, or 11.0%, to ¥2,766.3 billion, due mainly to an increase in costs attributable to increased consolidated unit sales. Selling, general and administrative expenses increased by ¥53.1 billion, or 14.6%, to ¥418.6 billion, due mainly to increased expenses. Research and development expenses decreased by ¥2.7 billion, or 2.6%, to ¥101.9 billion.

Operating profit increased by ¥68.4 billion, or 10.3%, to ¥731.9 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as price and cost impacts, which was partially offset by increased expenses.

Japan

Total demand for motorcycles in Japan* decreased by around 5% from the previous fiscal year to approximately 350 thousand units in the fiscal year ended March 31, 2026.

Honda’s consolidated unit sales in Japan decreased by 8.5% from the previous fiscal year to 205 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of the Dio 110, which was partially offset by an increase in unit sales of the Super Cub 50.

*	Source: JAMA (Japan Automobile Manufacturers Association)

North America

Total demand for motorcycles and ATVs in the United States*, the principal market within North America, decreased by around 7% from the previous year to approximately 660 thousand units in calendar year 2025.

Honda’s consolidated unit sales in North America decreased by 1.8% from the previous fiscal year to 538 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of the GROM primarily in the United States.

*	Source: MIC (Motorcycle Industry Council)
The total includes motorcycles and ATVs, but does not include side-by-sides (SxS).

Europe

Total demand for motorcycles in Europe*1 decreased by around 12% from the previous year to approximately 1,140 thousand units in calendar year 2025.

Honda’s consolidated unit sales in Europe decreased by 14.3% from the previous fiscal year to 407 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of the PCX.

*[1]

This is based on Honda research and only includes the following 10 countries: the United Kingdom, Germany, France, Italy, Spain, Switzerland, Portugal, the Netherlands, Belgium, and Austria. The total includes ICE vehicles, but does not include EVs, EMs and EBs*2.

*[2]	EM: Electric Moped with a maximum speed ranging from 25km/h to 50km/h
EB: Electric Bicycle with a maximum speed of 25 km/h or slower
Excluding battery-assisted bicycles

Asia

Total demand for motorcycles in India*1, the largest market within Asia, remained basically unchanged from the previous year at approximately 19,240 thousand units in calendar year 2025. Total demand for motorcycles in the other countries in Asia*2 increased by around 3% from the previous year to approximately 18,410 thousand units in calendar year 2025, mainly due to an increase in unit sales in Pakistan, which was offset by a decrease in unit sales in China.

Honda’s consolidated unit sales in Asia increased by 6.8% from the previous fiscal year to 11,310 thousand units in the fiscal year ended March 31, 2026, mainly due to the increases in unit sales of the Activa and SP series in India.

Honda’s consolidated unit sales do not include sales by P.T. Astra Honda Motor in Indonesia, which is accounted for using the equity method. Unit sales increased by around 1% from the previous fiscal year to approximately 4,940 thousand units in the fiscal year ended March 31, 2026, mainly due to the increases in unit sales of the Stylo 160 and Vario 125.

*1	This is based on Honda research. The total includes ICE vehicles, but does not include EVs, EMs and EBs.
*2

This is based on Honda research and only includes the following seven countries: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, Pakistan, and China. The total includes ICE vehicles, but does not include EVs, EMs and EBs.

Other Regions

Total demand for motorcycles in Brazil*, the principal market within Other Regions, increased by around 14% from the previous year to approximately 1,960 thousand units in calendar year 2025.

Honda’s consolidated unit sales increased by 19.8% from the previous fiscal year to 2,213 thousand units in the fiscal year ended March 31, 2026, mainly due to the increases in unit sales of the Pop 110i ES and CG 160 series in Brazil.

*

Source: ABRACICLO (Associação Brasileira dos Fabricantes de Motocicletas, Ciclomotores, Motonetas, Bicicletas e Similares (the Brazilian Association of Manufacturers of Motorcycle, Moped, Bicycles and Similar))

Automobile Business

Honda’s consolidated unit sales of automobiles totaled 2,711 thousand units, decreased by 4.5% from the previous fiscal year, due mainly to decreased consolidated unit sales in Asia and North America.

Sales revenue from external customers decreased by ¥305.8 billion, or 2.2%, to ¥13,863.3 billion from the previous fiscal year, due mainly to decreased consolidated unit sales as well as negative foreign currency translation effects. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥222.9 billion, or 1.6%, compared to the decrease as reported of ¥305.8 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales decreased by ¥300.9 billion, or 2.1%, to ¥14,166.9 billion from the previous fiscal year.

Operating costs and expenses increased by ¥1,354.0 billion, or 9.5%, to ¥15,578.0 billion from the previous fiscal year. Cost of sales increased by ¥949.2 billion, or 8.2%, to ¥12,505.1 billion, due mainly to the impact of EV-related losses as well as tariff impacts. Selling, general and administrative expenses decreased by ¥40.7 billion, or 2.4%, to ¥1,666.3 billion, due mainly to decreased expenses including product warranty expenses. Research and development expenses increased by ¥445.5 billion, or 46.4%, to ¥1,406.5 billion due mainly to the impact of EV-related losses.

Operating loss was ¥1,411.1 billion, a decrease of ¥1,654.9 billion from the previous fiscal year, due mainly to the impact of EV-related losses as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts.

Proportion of retail unit sales by vehicle category and principal automobile products:

	Fiscal year ended March 31,
	2025	2026
Passenger cars:	36%	35%
ACCORD series, CITY, CIVIC series, FIT series

Light trucks:	56%	57%
CR-V series, FREED, HR-V series, ODYSSEY, PASSPORT, PILOT, VEZEL series

Mini vehicles:	8%	8%
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

In general, the contribution margin of the light trucks category tends to be higher relative to the total weighted average contribution margin because the sales price is higher, while the contribution margin of the mini vehicles category tends to be relatively lower because the sales price is lower, although the level of contribution margin varies from model to model. For example, in Japan and the United States, which are the main sales markets for our automobiles, the contribution margin of our light trucks category was approximately 15% higher, our passenger cars category was approximately 5% lower and our mini vehicles category was approximately 70% lower compared with weighted average contribution margin for the fiscal year ended March 31, 2026. It should be noted that we define contribution margin as an amount per unit of net sales minus material cost, which is thought to increase in almost direct proportion to net sales volume.

Japan

Total demand for automobiles in Japan*1 decreased by around 1% from the previous fiscal year to approximately 4,530 thousand units in the fiscal year ended March 31, 2026.

Honda’s consolidated unit sales in Japan*2 decreased by 4.5% from the previous fiscal year to 515 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of the WR-V.

Honda’s unit production of automobiles in Japan increased by 2.1% from the previous fiscal year to 707 thousand units in the fiscal year ended March 31, 2026.

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

North America

Total demand for automobiles in the United States*, the principal market within North America, increased by around 2% from the previous year to approximately 16,350 thousand units in calendar year 2025.

Honda’s consolidated unit sales in North America decreased by 3.0% from the previous fiscal year to 1,605 thousand units in the fiscal year ended March 31, 2026, mainly due to the decreases in unit sales of the PROLOGUE and PILOT.

Honda’s unit production of automobiles in North America decreased by 3.5% from the previous fiscal year to 1,552 thousand units in the fiscal year ended March 31, 2026.

*	Source: Autodata

Europe

Total demand for automobiles in Europe* increased by around 2% from the previous year to approximately 13,270 thousand units in calendar year 2025.

Honda’s consolidated unit sales in Europe decreased by 3.2% from the previous fiscal year to 90 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of the CITY.

*

Source: ACEA (Association des Constructeurs Europeens d’Automobiles (the European Automobile Manufacturers’ Association)) New passenger car registrations cover 27 EU countries, three EFTA countries, and the U.K.

Asia

Total demand for automobiles in Asia*1 increased by around 4% from the previous year to approximately 9,230 thousand units in calendar year 2025, mainly due to the increases in demand in India and Vietnam, which were offset by the decreases in Taiwan and Indonesia. Total demand for automobiles in China*2 increased by around 10% from the previous year to approximately 34,600 thousand units in calendar year 2025.

Honda’s consolidated unit sales in Asia decreased by 13.6% from the previous fiscal year to 343 thousand units in the fiscal year ended March 31, 2026, mainly due to the decreases in unit sales of the BRIO and HR-V in Indonesia.

Honda’s consolidated unit sales do not include unit sales of Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd., both of which are joint ventures accounted for using the equity method in China. Unit sales substantially decreased by 25.4% from the previous fiscal year to 586 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of the BREEZE.

Honda’s unit production by consolidated subsidiaries in Asia*3 substantially decreased by 21.1% from the previous fiscal year to 375 thousand units in the fiscal year ended March 31, 2026.

Meanwhile, unit production by Chinese joint ventures Dongfeng Honda Automobile Co., Ltd. and GAC Honda Automobile Co., Ltd. substantially decreased by 17.0% from the previous fiscal year to 637 thousand units in the fiscal year ended March 31, 2026.

*1	The total is based on Honda research and includes the following markets: Thailand, Indonesia, Malaysia, the Philippines, Vietnam, India, Pakistan, and Taiwan.
*2	Source: CAAM (China Association of Automobile Manufacturers)
*3	The total includes the following markets: Thailand, Indonesia, Malaysia, Vietnam, India, Pakistan, and Taiwan.

Other Regions

Total demand for automobiles in Brazil*, the principal market within Other Regions, increased by around 3% from the previous year to approximately 2,550 thousand units in calendar year 2025.

Honda’s consolidated unit sales increased by 0.6% from the previous fiscal year to 158 thousand units in the fiscal year ended March 31, 2026, mainly due to an increase in unit sales of the WR-V in Brazil.

Unit production at Honda’s plant in Brazil increased by 3.2% from the previous fiscal year to 102 thousand units in the fiscal year ended March 31, 2026.

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

Total amount of receivables from financial services and equipment on operating leases of finance subsidiaries on March 31, 2026, increased by ¥1,650.4 billion, or 11.2%, to ¥16,327.2 billion from March 31, 2025. Honda estimates that by applying Japanese yen exchange rates as of March 31, 2025, total amount of receivables from financial services and equipment on operating leases of finance subsidiaries as of March 31, 2026 would have increased by approximately ¥602.5 billion, or 4.1%, from March 31, 2025.

Sales revenue from external customers increased by ¥21.7 billion, or 0.6%, to ¥3,529.4 billion from the previous fiscal year, due mainly to increased operating lease revenues, which was partially offset by decreased revenues on disposition of lease vehicles as well as negative foreign currency translation effects. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥50.0 billion, or 1.4%, compared to the increase as reported of ¥21.7 billion, which includes negative foreign currency translation effects. Sales revenue including intersegment sales increased by ¥20.5 billion, or 0.6%, to ¥3,532.7 billion from the previous fiscal year.

Operating costs and expenses increased by ¥60.6 billion, or 1.9%, to ¥3,257.2 billion from the previous fiscal year. Cost of sales decreased by ¥48.9 billion, or 1.6%, to ¥2,936.1 billion from the previous fiscal year, due mainly to a decrease in costs attributable to decreased revenues on disposition of lease vehicles as well as foreign currency effects. Selling, general and administrative expenses increased by ¥109.6 billion, or 51.8%, to ¥321.1 billion from the previous fiscal year, due mainly to increased expenses.

Operating profit decreased by ¥40.1 billion, or 12.7%, to ¥275.5 billion from the previous fiscal year, due mainly to increased expenses.

Power Products and Other Businesses

Honda’s consolidated unit sales of power products totaled 3,589 thousand units, decreased by 3.0% from the previous fiscal year, due mainly to decreased consolidated unit sales in Asia.

Sales revenue from external customers totaled to ¥384.9 billion basically unchanged from the previous fiscal year. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have decreased by approximately ¥3.9 billion, or 1.0%. Sales revenue including intersegment sales increased by ¥5.7 billion, or 1.4%, to ¥420.3 billion from the previous fiscal year.

Operating costs and expenses increased by ¥6.9 billion, or 1.6%, to ¥431.0 billion from the previous fiscal year. Cost of sales increased by ¥4.8 billion, or 1.5%, to ¥328.0 billion, due mainly to foreign currency effects. Selling, general and administrative expenses increased by ¥3.8 billion, or 5.7%, to ¥70.8 billion, due mainly to increased expenses. Research and development expenses decreased by ¥1.6 billion, or 4.9%, to ¥32.1 billion from the previous fiscal year.

Operating loss was ¥10.6 billion, an increase of ¥1.2 billion from the previous fiscal year, due mainly to increased expenses as well as negative foreign currency effects, which was partially offset by increased profit attributable to sales impacts in Power products business. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥37.2 billion, an improvement of ¥1.6 billion from the previous fiscal year.

Japan

Honda’s consolidated unit sales in Japan increased by 7.9% from the previous fiscal year to 300 thousand units in the fiscal year ended March 31, 2026, mainly due to an increase in unit sales of OEM engines*.

*	OEM (Original Equipment Manufacturer) engines refer to engines installed on products sold under a third-party brand.

North America

Honda’s consolidated unit sales in North America decreased by 9.1% from the previous fiscal year to 927 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of lawn mowers.

Europe

Honda’s consolidated unit sales in Europe increased by 9.4% from the previous fiscal year to 712 thousand units in the fiscal year ended March 31, 2026, mainly due to an increase in unit sales of OEM engines.

Asia

Honda’s consolidated unit sales in Asia decreased by 8.4% from the previous fiscal year to 1,295 thousand units in the fiscal year ended March 31, 2026, mainly due to a decrease in unit sales of OEM engines.

Other Regions

Honda’s consolidated unit sales in Other Regions increased by 5.0% from the previous fiscal year to 355 thousand units in the fiscal year ended March 31, 2026, mainly due to an increase in unit sales of OEM engines.

Geographical Information Based on the Location of the Company and Its Subsidiaries

As of and for the year ended March 31, 2025

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥5,584,504	¥13,108,269	¥946,224	¥4,896,316	¥1,226,224	¥25,761,537	¥(4,072,770)	¥21,688,767

Operating profit (loss)	¥191,135	¥435,215	¥5,328	¥408,273	¥177,885	¥1,217,836	¥(4,350)	¥1,213,486

As of and for the year ended March 31, 2026

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue	¥5,449,292	¥12,881,908	¥1,015,519	¥4,880,437	¥1,432,330	¥25,659,486	¥(3,862,876)	¥21,796,610

Operating profit (loss)	¥(765,011)	¥(227,346)	¥15,849	¥352,545	¥214,014	¥(409,949)	¥(4,397)	¥(414,346)

Explanatory	notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs.

3.	Reconciling items are elimination of inter-geographic transactions.

Japan

In Japan, sales revenue from domestic and export sales decreased by ¥135.2 billion, or 2.4%, to ¥5,449.2 billion from the previous fiscal year, due mainly to decreased sales revenue in Automobile business. Operating loss was ¥765.0 billion, a decrease of ¥956.1 billion from the previous fiscal year, due mainly to the impact of EV-related losses.

North America

In North America, where the United States is the principal market, sales revenue decreased by ¥226.3 billion, or 1.7%, to ¥12,881.9 billion from the previous fiscal year, due mainly to decreased sales revenue in Automobile business as well as negative foreign currency translation effects. Operating loss was ¥227.3 billion, a decrease of ¥662.5 billion from the previous fiscal year, due mainly to the impact of EV-related losses as well as tariff impacts.

Europe

In Europe, sales revenue increased by ¥69.2 billion, or 7.3%, to ¥1,015.5 billion from the previous fiscal year, due mainly to increased sales revenue in the Automobile business as well as positive foreign currency translation effects. Operating profit increased by ¥10.5 billion, or 197.5%, to ¥15.8 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as price and cost impacts, which was partially offset by increased expenses.

Asia

In Asia, sales revenue totaled to ¥4,880.4 billion basically unchanged from the previous fiscal year, due mainly to decreased sales revenue in Automobile business which was partially offset by increased sales revenue in the Motorcycle business. Operating profit decreased by ¥55.7 billion, or 13.6%, to ¥352.5 billion from the previous fiscal year, due mainly to the impact of EV-related losses as well as decreased profit attributable to sales impacts which was partially offset by increased profit attributable to price and cost impacts.

Other Regions

In Other Regions, sales revenue increased by ¥206.1 billion, or 16.8%, to ¥1,432.3 billion from the previous fiscal year, due mainly to increased sales revenue in the Motorcycle business. Operating profit increased by ¥36.1 billion, or 20.3%, to ¥214.0 billion from the previous fiscal year, due mainly to increased profit attributable to sales impacts, which was partially offset by increased expenses.

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

Operating Costs and Expenses

Operating costs and expenses increased by ¥1,428.4 billion, or 7.5%, to ¥20,475.2 billion from the previous fiscal year. Cost of sales increased by ¥1,008.1 billion, or 6.3%, to ¥17,024.7 billion from the previous fiscal year, due mainly to increased costs attributable to increased consolidated sales revenue in Motorcycle business as well as foreign currency effects. Selling, general and administrative expenses increased by ¥244.4 billion, or 11.6%, to ¥2,351.0 billion from the previous fiscal year, due mainly to increased expenses as well as the change in the estimation model for automobile product warranties*. Research and development expenses increased by ¥175.8 billion, or 19.0%, to ¥1,099.4 billion from the previous fiscal year.

*

During the year ended March 31, 2025, it was made possible for Honda to make reliable estimates of product warranty costs at the time products are sold to customers, since the number of automobile product units subject to specific warranty programs has increased in the recent fiscal years, historical data to support the use of its estimate on specific warranty program costs have sufficiently accumulated, and “Quality Innovation Operations” has been established to monitor progress of specific warranty programs and related costs across Honda. As such, Honda changed the estimation model to accrue the provisions comprehensively for specific warranty programs of automobile products manufactured at our major production bases at the time of vehicle sales for the year ended March 31, 2025. The change in the estimation model resulted in the increase of provisions for product warranties by ¥127,554 million for the year ended March 31, 2025, which is included in selling, general and administrative in the consolidated statements of income and included in Automobile business.

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

Sales revenue from external customers increased by ¥601.6 billion, or 4.4%, to ¥14,169.2 billion from the previous fiscal year, due mainly to positive foreign currency translation effects. Despite changes in sales price, the impact of the price changes was immaterial on sales revenue. Honda estimates that by applying Japanese yen exchange rates of the previous fiscal year to the current fiscal year, sales revenue for the year would have increased by approximately ¥82.0 billion, or 0.6%, compared to the increase as reported of ¥601.6 billion, which includes positive foreign currency translation effects. Sales revenue including intersegment sales increased by ¥676.3billion, or 4.9%, to ¥14,467.8 billion from the previous fiscal year.

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

Asia

In Asia, sales revenue decreased by ¥113.6 billion, or 2.3%, to ¥4,896.3 billion from the previous fiscal year, due mainly to decreased sales revenue in Automobile business which was partially offset by increased sales revenue in the Motorcycle business. Operating profit increased by ¥10.4 billion, or 2.6%, to ¥408.2 billion from the previous fiscal year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by decreased profit attributable to sales impacts.

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

Honda requires working capital mainly to purchase parts and raw materials required for production, as well as to maintain inventory of finished products and cover receivables from dealers and for providing financial services. Honda also requires funds for capital expenditures, mainly to introduce new models, upgrade, rationalize and renew production facilities, as well as to expand and reinforce sales and R&D facilities. Driven by our dreams, Honda is striving to further advance mobility products and services with our original technologies and ideas. By doing so, Honda aspires to be a comprehensive mobility company which will play a leading role in making a better society. In 2023, Honda redefined the Global Brand Slogan, “The Power of Dreams,” to clearly articulate our desire to offer a broad range of mobility products and services as a comprehensive mobility company while addressing the two major societal challenges: environment and safety. We hope to deliver the values of “enabling people to transcend constraints of time and space” and “augmenting their abilities and possibilities.” Honda plans to strategically allocate resources over the medium- to long- term to achieve the environment and safety values. During the three-year period ending March 31, 2029, Honda plans to reallocate resources it had scheduled to invest in EVs to hybrid vehicles, and control EV-related investments at a level of approximately ¥0.8 trillion. Honda plans to invest ¥1.0 trillion in software technologies and ¥4.4 trillion in ICE and hybrid vehicles, resulting in total resource investment of ¥6.2 trillion during this three-year period. For a description of Honda’s current plans for resource allocation relating to its business strategies, see Item 4.B. “Business Overview—Preparing for the Future—Financial Strategy—a. Strategic resource allocation over the medium- to long- term.”

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. In the fiscal year ended March 31, 2022, the Company developed its Sustainable Finance Framework to raise a part of the funds for addressing our environmental and safety initiatives through issuing bonds and issued Green Bonds totaling US$2.75 billion thereunder. The proceeds from the issuance of the Green Bonds are used exclusively toward environmental initiatives in accordance with the Sustainable Finance Framework. The outstanding balance of the Green Bonds liabilities was US$1.75 billion as of March 31, 2026. Honda believes that its working capital is sufficient for the Company’s present requirements. The year-end balance of liabilities associated with the Company and its subsidiaries’ funding for non-Financial services businesses was ¥1,238.8 billion as of March 31, 2026. In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The year-end balance of liabilities associated with these finance subsidiaries’ funding for Financial services business was ¥12,252.7 billion as of March 31, 2026.

There are no material seasonal variations in Honda’s borrowing requirements.

In light of the future situation of working capital requirements and cash on hand, the Company will consider raising funds as needed.

Cash Flows

FYE Mar. 31, 2026 Compared with FYE Mar. 31, 2025

Consolidated cash and cash equivalents on March 31, 2026 increased by ¥589.6 billion from March 31, 2025, to ¥5,118.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to ¥1,135.2 billion of cash inflows. Cash inflows from operating activities increased by ¥843.1 billion compared with the previous fiscal year, due mainly to a decrease in payments for parts and raw materials as well as an increase in collections of receivables from financial services.

Net cash used in investing activities amounted to ¥852.1 billion of cash outflows. Cash outflows from investing activities decreased by ¥89.8 billion compared with the previous fiscal year, due mainly to a decrease in payments for acquisitions of investments accounted for using the equity method.

Net cash used in financing activities amounted to ¥36.9 billion of cash outflows. Cash outflows from financing activities increased by ¥317.3 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities, which was partially offset by decreased repayments of financing liabilities.

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

Liquidity

The ¥5,066.8 billion in cash and cash equivalents as of March 31, 2026 is mainly denominated in U.S. dollars and in Japanese yen, with the remainder denominated in other currencies.

Honda’s cash and cash equivalents as of March 31, 2026 corresponds to approximately 2.8 months of sales revenue, and Honda believes it has sufficient liquidity for its business operations.

At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, as of March 31, 2026, finance subsidiaries that carry total short-term borrowings of ¥917.5 billion have committed lines of credit equivalent to ¥1,769.8 billion that serve as alternative liquidity for the commercial paper issued regularly to replace debt. Honda believes it currently has sufficient credit limits, extended by prominent international banks, as of the date of the filing of Honda’s Form 20-F.

Honda’s financing liabilities as of March 31, 2026 are mainly denominated in U.S. dollars, with the remainder denominated in Japanese yen and in other currencies. For further information regarding financing liabilities, see note “(15) Financing Liabilities” and “(25) Financial Risk Management” to the accompanying consolidated financial statements.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., Standard & Poor’s Global Ratings, and Rating and Investment Information, Inc. The following table shows the ratings of Honda’s unsecured debt securities by Moody’s, Standard & Poor’s and Rating and Investment Information as of March 31, 2026.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-2	A3
Standard & Poor’s Global Ratings	A-2	BBB+
Rating and Investment Information	a-1+	AA
Fitch Ratings	F1	A-

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

Off-Balance Sheet Arrangements

Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees for bank loans of a certain affiliate. For further details, see note “(25) Financial Risk Management (d) Credit Risk” to the accompanying consolidated financial statements.

Contractual Obligations

The following table shows our contractual obligations as of March 31, 2026:

	Yen (millions)
		Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
Financing liabilities	¥14,667,281	¥5,340,953	¥5,722,026	¥2,060,120	¥1,544,182
Other financial liabilities	637,705	227,261	141,372	56,537	212,535
Purchase and other commitments*1	157,585	131,872	25,713	—	—
Contributions to defined benefit pension plans*2	46,872	46,872	—	—	—

Total	¥15,509,443	¥5,746,958	¥5,889,111	¥2,116,657	¥1,756,717

*1	Honda had commitments for purchases of property, plant and equipment as of March 31, 2026.
*2	Since contributions beyond the next fiscal year are not currently determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

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

The Company integrated the Automobile Business Strategy Unit and the SDV Business Development Unit of Electrification Business Development Operations into Automobile Operations, and newly established Automobile Development Operations, and integrated the Motorcycle and Power Products Electrification Business Development Unit into Motorcycle and Power Products Operations in April 2025. However, effective April 1, 2026, in response to the global business environment surrounding Honda changing faster than expected, Honda made changes to the organizational and operational structure of the Automobile Development Operations and the Automobile Operations, in order to further strengthen its ability to grasp market and technology trends more accurately and deliver the original technologies and new value of Honda to the market at the optimal timing. In order to advance Honda R&D Co., Ltd. as a research and development organization capable of continuing to create compelling products and further increase its competitiveness, the R&D functions of the Automobile Development Operations and the SDV Business Development Unit within the Automobile Operations were transferred to Honda R&D Co., Ltd. In addition, the business functions being served by the SDV Business Development Unit were reorganized into the Business Strategy Unit, and the SDV Business Development Unit was disbanded. Furthermore, as the electrification strategy for motorcycle and power products business has transitioned into the execution stage, sales, business strategy and product development functions which had been separately managed for electrification business and ICE business were integrated. Through the integrated management of electrification and ICE business, Honda aims to pursue optimal allocation of resources, continue initiatives toward carbon neutrality, and ensure the continuous creation of increasingly competitive products.

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

Motorcycle Business

In the Motorcycle business, Honda is engaged in R&D activities with the policy of “maximizing the organizational culture of embracing challenges and forming a mono-zukuri (the art of making things) team capable of continually creating products that delight our customers by overcoming changes in the business environment and offering reasonable prices.”

Among major technological achievements, we launched in Japan the large road sport model CB1000F, equipped with a liquid-cooled 4-stroke DOHC inline 4-cylinder 999 cm³ engine, in November 2025, and the CB1000F SE, which is based on the CB1000F and features equipment such as a headlight cowl and a seat with dedicated color stitching, in January 2026. The CB1000F, as the flagship model of Honda’s CB product brand, represents the latest answer of the CB, which serves as the “evolving standard” of Honda’s sport motorcycle lineup, and embodies the fundamental values of road sport bikes, including the joy of riding, exhilaration, and the satisfaction of ownership. The CB1000F SE, based on the CB1000F, is specified to further enhance the sense of ownership by enriching its styling and equipment. For both the CB1000F and CB1000F SE, a newly designed camshaft with optimized valve timing and lift was adopted, achieving smooth output characteristics without dips from low to high engine speeds. In addition, different valve timing was applied to each pair of two cylinders, and a newly designed air funnel was adopted to realize torque-rich settings in the low- to mid-speed range while aiming for a powerful and resonant exhaust sound. Furthermore, the transmission features lower gear ratios for first and second gears to enhance driving force, while also ensuring ease of handling at low speeds. Moreover, the gear ratios are designed to suppress engine speed during high-speed cruising, enabling user-friendly and stress-free operation.

Furthermore, in November 2025, Honda held the world premiere of the CB1000GT, a sport tourer model equipped with a 1000 cm³ liquid-cooled DOHC inline 4-cylinder 4-stroke engine, at EICMA 2025 held in Milan, Italy. Based on the CB1000 Hornet’s 1000 cm³ liquid-cooled DOHC inline 4-cylinder 4-stroke engine, a CB1000GT-specific fuel injection (FI) setting and throttle-by-wire (TBW) system were adopted. While maintaining powerful output characteristics, the engine provides a smooth output at the onset of throttle opening, reducing fatigue for both the rider and passenger and contributing to enhanced comfort during long-distance touring. In addition, the CB1000GT features Electronically Equipped Ride Adjustment (EERA)*1 electronic suspension system as standard equipment, which recognizes the riding conditions based on various data such as body attitude, engine control information from the ECU, and wheel rotational speeds, and optimizes the damping force of the front and rear suspensions. This enables precise automatic adjustment of damping force suited to road conditions.

In addition, Honda unveiled the prototype model V3R 900 E-Compressor Prototype, equipped with a V3 engine with an electronically-controlled compressor. The engine adopts a displacement of 900cc based on the exact layout of the water-cooled 75-degree V3 engine, which Honda unveiled at EICMA 2024, while pursuing a slim and compact design. Equipped with the world’s first*2 electronically-controlled compressor for motorcycles, the engine delivers highly responsive torque even from the low RPM range, by controlling compression of the intake air irrespective of engine RPM. Taking advantage of this feature, Honda is striving to achieve performance comparable to that of a 1200cc engine despite its 900cc displacement, while also contributing to high environmental performance.

In addition, at the 42nd Osaka Motorcycle Show 2026 held in Osaka in March 2026, Honda unveiled the concept models CB400 SUPER FOUR E-Clutch Concept and CBR400R FOUR E-Clutch Concept. Both models are equipped with a newly designed inline 4-cylinder engine mounted on a new platform comprising the body and chassis designed to maximize the fun of the riding experience. In addition, various electronic control technologies were adopted, including the Honda E-Clutch, which automatically controls clutch operation, and a TBW system that contributes to direct throttle response, thereby providing a higher-quality riding experience.

Furthermore, Honda introduced the Honda E-Clutch combined with a TBW system to the CB750 HORNET and XL750 TRANSALP, and launched them in April 2026 as the CB750 HORNET E-Clutch and XL750 TRANSALP E-Clutch. By combining and coordinating the control technologies of TBW and Honda E-Clutch, the system optimizes the throttle valve opening and engine response when the throttle is opened, thereby contributing to more flexible and comfortable clutch operation and throttle control according to the rider’s skill level and riding conditions. When downshifting, the TBW system matches the engine speed during half-clutch control, enabling the absorption of rotational differences in a short period of time and reducing shift shock. Moreover, in situations such as sudden deceleration or when the rear tire bounces due to uneven road surfaces, the system detects the possibility of such rear tire behavior based on the difference in wheel speeds between the front and rear wheels, and stabilizes vehicle behavior by intervening with half-clutch control. In terms of layout, compared to the conventional Honda E-Clutch, the lift mechanism has been configured with a dual-axis structure, enabling the clutch actuator to be positioned toward the front, thereby achieving a more compact system without making significant changes to the engine structure.

As part of our initiatives to achieve a zero environmental impact society, Honda aims to achieve carbon neutrality in all of its motorcycle products during the 2040s. To achieve this goal, Honda is working toward the electrification of motorcycles as an integral pillar of its future environmental strategy. Honda has positioned 2024 as the first year for its global expansion of electric motorcycles and will begin full-scale entry into the electric motorcycle market.

In addition, in November 2025, Honda unveiled its first electric motorcycle, the Honda WN7, to the public at EICMA 2025 held in Milan, Italy. The Honda WN7 is powered by a newly developed, compact and lightweight water-cooled motor with an integrated inverter, delivering a maximum output of 50 kW, equivalent to a 600 cc ICE motorcycle, and maximum torque of 100 Nm, comparable to a 1000 cc class ICE motorcycle. This ensures powerful yet composed performance both in stop-and-go city riding and cruising on open roads. Power from the motor is transmitted via a newly designed gearbox to a belt-drive system, which drives the rear wheel while contributing to quiet operation. The Honda WN7 is equipped with a newly developed 9.3 kWh fixed lithium-ion battery, supporting both CCS2*3 fast charging and Type 2*4 normal charging. With a fast charger, the battery can be charged from 20% to 80% in approximately 30 minutes, allowing for quick recharging on the go and reducing the stress of waiting time. In addition, normal charging fully charges the battery from 0% to 100% in under 2.4 hours*2, providing a cruising range of 140 km (WMTC mode) on a full charge. The Honda WN7 will be produced at Honda’s Kumamoto Factory, the company’s global hub for motorcycle production, and will be introduced sequentially to global markets where electrification is advancing. Furthermore, in March 2026 the Honda WN7 won the Gold Award, the highest honor in the Product Design discipline of the iF DESIGN AWARD, one of the most prestigious design awards in the world.

Furthermore, in March 2026, Honda launched in Japan the electric two-wheeler personal commuter ICON e: in the first-class moped category, which adopts a removable battery as its power source. This removable battery can be charged in two ways—either while mounted on the vehicle or as a standalone unit—using a compact charger that is easy to carry. A compact in-wheel motor is adopted for the rear wheel, and by efficiently controlling motor output through the power control unit, the model achieves a cruising range of 81 km per charge (measured in a steady-state test at 30 km/h), enabling clean and quiet riding.

In addition, in February 2026, Honda launched in Thailand the electric two-wheeled personal commuter Honda UC3, equivalent to a 110cc class ICE model, which is equipped with a fixed battery. For its power source, the Honda UC3 adopts Honda’s first fixed-type lithium ion phosphate (LFP) battery. The motor is a wheel-side motor developed and manufactured in-house by Honda, producing a maximum output of 6.0 kW. By optimizing regenerative control and magnetic circuit design to improve efficiency, the Honda UC3 achieves a cruising range of 122 km per charge*5. Honda plans to expand the introduction of the Honda UC3 to Vietnam and, looking ahead, will continue introducing electric motorcycles globally on an annual basis, offering a broad lineup tailored to diverse customer needs.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2024, 2025 and 2026 were ¥79.9 billion, ¥103.5 billion and ¥112.3 billion, respectively.

*[1]	EERA is a registered trademark owned by Astemo, Ltd.
*2	Based on Honda research (as of November 2025)
*3	CCS2: Combined Charging System Type 2, a connector standard used for electric vehicle fast chargers.
*4	When using a 200V power supply and charging gun.
*5	WMTC Mode 1, Thailand certified value.

Automobile Business

In the Automobile business, Honda is engaged in research and development activities under the policy of “demonstrating collective strength for appealing and strong products, and ensuring continuing growth of the Automobile business by deepening the process of mono-zukuri.”

Among major achievements, we launched the all-new Prelude, the sixth-generation model, in September 2025. The all-new Prelude became the first model equipped with the original Honda e:HEV hybrid system with Honda S+ Shift control technology. The Honda S+ Shift emulates a virtual 8-speed transmission on the motor-driven Honda e:HEV system and precisely controls the engine RPM during acceleration and deceleration to realize direct drive response and sharp gear shifting feel as if the vehicle features a stepped transmission system. Through this technology, Honda aims to provide exhilarating driving at the will of the driver, further “synchronizing” the driver and the vehicle. Honda plans to deploy this Honda S+ Shift technology to its hybrid models, starting with the all-new Prelude.

In addition, in November 2025, Honda held the Honda Automotive Technology Workshop, where it unveiled next-generation technologies for electrified models planned to be launched in the second half of the 2020s. The next-generation platform, which is scheduled to be adopted for hybrid models to be introduced from 2027 onward, is being developed by combining various innovative technologies, including technologies to realize both high body rigidity and lightweight at a high level, as well as a modular architecture that enables greater parts commonality. Through these technologies, Honda seeks to further enhance the “joy of driving” unique to Honda, enabling the driver to enjoy a sporty and exhilarating driving experience. In particular, as a new benchmark for driving stability, which directly influences vehicle dynamic performance, Honda established a new approach to body rigidity management. By optimizing the body rigidity, the body weight will be reduced. At the same time, by causing the vehicle to behave as if the body flexes during cornering, the load on each tire will be controlled to improve roadholding performance, thereby realizing an unprecedented level of driving stability and a sporty and pleasant driving experience. In addition, Honda is developing a next-generation hybrid system for large-size vehicles in the D-segment and above, which combines powerful driving performance, towing capability and outstanding environmental performance. As a next-generation large-size hybrid system equipped with newly developed drive units and a battery pack that achieve both high efficiency and low cost, Honda aims to introduce products in the North American market, where there is solid demand for large-size vehicles, in the second half of the 2020s.

In the EV segment, in September 2025, Honda launched the all-new N-ONE e: mini-EV. While inheriting the packaging design approach based on the Honda M/M (man maximum, machine minimum) concept*1, the N-ONE e: features a powerful and clean driving experience and quietness unique to EV models. Moreover, with the goal of being a mini-EV that will be trusted by a wide range of customers as a “standard EV,” the N-ONE e: realizes a range per charge of 295 km*2, which will give peace of mind to customers using this vehicle as their everyday car. In addition, the N-ONE e: won the Car of the Year award at the 2025–2026 Japan Automotive Hall of Fame awards.

In addition, at the Japan Mobility Show 2025 held in October 2025, Honda presented the world premiere of the Super-ONE Prototype, a compact EV, and the prototype of the next-generation EV Honda 0 a. The Super-ONE Prototype was developed as a compact EV designed to transform everyday mobility into an exciting and uplifting experience, by adding features designed to stimulate all of the driver’s senses to the “joy of driving” realized by sporty driving only small EVs can achieve. Moreover, Boost Mode, developed exclusively for this model, increases the power output to enable the power unit to fully unleash its performance potential, while also synchronizing the simulated 7-speed transmission and the Active Sound Control system to generate powerful engine sound and sharp gearshift feel, as if driving an engine-powered vehicle with a traditional multi-gear transmission. Through these features, the Super-ONE Prototype stimulates the driver’s senses—including visual and auditory senses, as well as a tactile sensation of acceleration and vibration—offering an uplifting EV driving experience. The production model based on the Super-ONE Prototype is scheduled to be launched in Japan starting in 2026, followed by other regions with strong demand for compact EVs, such as the U.K. and various Asian countries*3. In addition, the production model of the Honda 0 a, equipped with technologies that embody the Honda 0 Series development approach—“Thin, Light, and Wise.”—is scheduled to go on sale globally, mainly in Japan and India, starting in 2027.

Honda will continue to work to advance our efforts toward achieving carbon neutrality.

R&D expenditures in this segment incurred during the fiscal years ended March 31, 2024, 2025 and 2026 were ¥869.9 billion, ¥1,074.2 billion and ¥1,029.2 billion, respectively.

*1

The “man maximum, machine minimum” concept is a basic approach to Honda car design, which calls for maximizing the space available for people and minimizing the space required for mechanical components.

*2

Range per charge (tested by the Japanese Ministry of Land, Infrastructure, Transport and Tourism): 295 km in the WLTC mode. The range per charge is measured under the specified test conditions. The range may vary significantly depending on the usage environment (weather, traffic congestion, etc.) and driving style (sudden acceleration, use of air conditioning, etc.) of each customer. WLTC (Worldwide harmonized Light vehicle Test Cycles) mode is an internationally standardized driving mode consisting of city, suburban and highway driving modes, with time allocated according to average use time.

*3

The production model is scheduled to be launched under different names depending on the region: Super-ONE in Japan and the Asia & Oceania region; Honda Super-ONE in some of Asia & Oceania countries; Super-N in the U.K.

Power Products and Other Businesses

In the Power products and other businesses, Honda is engaged in R&D activities based on the policy of “creating the lifestyles of the future, taking usefulness and joy to the next level.”

Among major technological achievements, in May 2025, Honda launched the large outboard motor BF300, equipped with a V8 300 horsepower engine, as part of the 4-stroke outboard motor BF Series, which has been well received for its strong acceleration performance and fuel efficiency. The BF300 is based on a specially designed V8 engine developed for Honda’s flagship outboard model BF350, and delivers powerful performance and rich torque with a displacement of 4,952 cm³ and a maximum output of 300 horsepower. Despite its high output, the engine is capable of operating on regular gasoline. In addition, it achieves excellent fuel efficiency through an air-fuel ratio feedback function that uses an O2 sensor to correct the fuel injection volume.

Other than outboard motors, we added hybrid snow throwers HSS960i and HSS1370i to our small snow blower lineup. The J type, equipped with a standard rotating auger*1, was launched in July 2025, while the JX type, equipped with a cross auger*2, was launched in September 2025. Both the HSS960i and HSS1370i adopt Honda’s original hybrid system, in which the snow removal section is driven by an engine and the driving section by a motor. This system enables smooth operation and speed control according to workload, achieving both ease of use and powerful snow removal performance. For the JX type of both models, Honda’s proprietary “cross auger” snow removal mechanism, which further facilitates snow removal work on compacted snow, has been adopted for the first time for Honda hybrid snow throwers. Furthermore, the same type is equipped with an “electric auger height” function, which enables even inexperienced users to easily adjust the auger height according to snow depth using a switch located on the handle.

Furthermore, at Equip Exposition 2025 held in Louisville, Kentucky, U.S.A. in October 2025, Honda presented the world premiere of two ProZision series models, the first battery-powered riding mower series to be developed and sold by Honda, including the ProZision Autonomous, which operates autonomously, and the ProZision, which will operate manually. The ProZision series combines advanced mowing technologies Honda has amassed through years of R&D of various types of lawn mowers with the latest autonomous and intelligent technologies. These models feature outstanding terrain handling capability that stands up to difficult landscaping conditions, as well as outstanding cutting performance with Honda MicroCut® Twin Blades. The ProZision Autonomous is capable of operating in autonomous mode by memorizing and accurately following mowing routes and patterns pre-set by the operator, while recognizing its accurate location using Global Navigation Satellite System (GNSS)*3. During operation, onboard radar and LiDAR sensors provide 360-degree sensing of the surroundings to detect changes in terrain and obstacles and enable the system to automatically determine the appropriate mowing route. As a result, the ProZision Autonomous makes it possible to operate safely and achieve a high-quality lawn finish without requiring a human operator on board.

In the aircraft business, Honda has created new value with uniquely developed leading-edge technologies. We have been building an operating base in order to grow our aircraft business from a long-term perspective.

In October 2025, the HondaJet became the first twin-engine very light business jet in the world to complete a successful test flight running a 100% blend of sustainable aviation fuels (SAF). SAF is attracting attention as one of the means to reduce CO2 emissions in the aviation sector and achieve carbon neutrality. The use of SAF is subject to certification standards set by ASTM International, which define the maximum allowable blending ratio with conventional jet fuel. While the current limit is 50%, this test flight involved a comprehensive technical evaluation of engine performance, combustion characteristics, and the impact on flight systems when operating on a 100% SAF blend, and important validation data were obtained toward future expansion of SAF utilization. This achievement represents a significant step toward identifying and addressing technical challenges for wider SAF adoption and contributes to Honda’s mid- to long-term environmental strategy as well as strengthening product competitiveness.

Furthermore, in February 2026, Honda obtained certification from the Federal Aviation Administration (FAA) for the Emergency Autoland (EAL) system to be equipped on the HondaJet Elite II. As a result, the HondaJet Elite II has become the first production model twin-turbine very light business jet certified to equip EAL. As the name Emergency Autoland implies, the EAL system is designed to enable the aircraft to land autonomously in an emergency situation where the pilot has become incapacitated. The system may be initialized either by pushing a button to engage the EAL, or by automated monitoring systems, which can detect pilot unresponsiveness that may render EAL activation appropriate. When active, the EAL system automatically transmits an emergency code and conducts radio calls to alert air traffic control to the emergency. EAL-equipped aircraft can autonomously evaluate weather, terrain, fuel, and runway dimensions to select the optimal diversion airport, configure the aircraft for landing, navigate along the approach path, land the aircraft, and apply the brakes to a full stop on the runway. From the onset of an emergency through a complete stop, the system autonomously manages and controls the operation, enabling safe and secure flight operations even in emergency situations. Following the FAA certification of EAL, Honda Aircraft Company will begin sales of the HondaJet Elite II equipped with this system in the United States and will also begin offering the system to existing HondaJet Elite II customers through after-sales support. Furthermore, Honda Aircraft Company is pursuing certifications from regulatory agencies in other markets and plans to offer the system sequentially in global markets, including Japan, where the HondaJet Elite II is currently sold.

R&D expenditures in this segment during the fiscal years ended March 31, 2024, 2025 and 2026 were ¥26.4 billion, ¥32.8 billion and ¥33.2 billion, respectively.

*1	A mechanism in which the auger (blade that gathers snow) rotates forward.
*2	A mechanism in which the auger simultaneously performs forward rotation to intake snow and reverse rotation to suppress the lifting of the snow blower.
*3	Global Navigation Satellite System (GNSS) is a collective name for satellite positioning systems.

Research for Next-Generation Technologies

In research for next-generation technologies, Honda exhibited a new model of the mobility robot UNI-ONE at Expo 2025 Osaka, Kansai, held from April to October 2025. UNI-ONE is a seated personal mobility robot developed based on Honda’s robotics research, which enables the user to move simply by shifting their body weight while seated, leaving both hands free. Since 2023, Honda has conducted paid demonstration use at various companies and facilities to verify user needs and business feasibility. Through these verifications, it was confirmed that UNI-ONE can coexist with pedestrians even in crowded environments and significantly reduces user fatigue compared to walking. Based on these findings, the new UNI-ONE has been improved to suppress instability when switching to the high-position mode during operation, making it easier to ride, and the maximum slope angle has been increased to 10 degrees (compared to 6 degrees for the previous model). In addition, the cruising range has been extended to 10 km (compared to 8 km for the previous model), thereby enhancing practicality.

In June 2025, Honda conducted a launch and landing test of an experimental reusable rocket* (6.3 m in length, 85 cm in diameter, 900 kg dry weight/1,312 kg wet weight) developed independently by Honda, and successfully completed the test. This test marked the first launch and landing test conducted by Honda to demonstrate key technologies essential for rocket reusability, such as flight stability during ascent and descent, as well as landing capability. The rocket behaved as intended by Honda for the launch and landing (reaching an altitude of 271.4 m, landing within 37 cm of the target touchdown point, with a flight duration of 56.6 sec), and Honda obtained data during the ascent and descent of this successful test. This achievement was recognized for its contribution to the expansion of Japan’s space transportation capability, as well as for enhancing the autonomy of space access and strengthening international competitiveness, and was awarded the Prime Minister’s Award at the 7th Space Development and Utilization Awards hosted by the Cabinet Office of the Government of Japan. Honda aims to develop a “sustainable rocket” as part of Honda mobility that contributes to sustainable transportation in the space domain, not only through reusable rocket technologies but also by using renewable fuels (biomethane/green methane), thereby achieving a carbon-neutral society. Honda will continue its efforts toward its next technology development milestone of realizing the capability to enable a suborbital launch by 2029.

R&D expenditures incurred in research for next-generation technologies are distributed among Honda’s business segments.

*

A reusable rocket, also known as a reusable launch vehicle, is a type of rocket that, unlike a conventional expendable launch vehicle, can be used repeatedly in a short period of time. A reusable rocket is launched in a vertical position, reaches an altitude of around 100 kilometers, and then lands back on earth while maintaining a vertical position.

Patents and Licenses

As of March 31, 2026, Honda owned more than 12,200 patents in Japan and more than 24,900 patents abroad. Honda also had applications pending for more than 4,300 patents in Japan and for more than 10,400 patents abroad. While Honda considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

D. Trend Information

See Item 5.A “Operating Results” for information required by this item.

E. Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Under a “company with three committees” corporate governance system (the “Three Committees system”) pursuant to the Company Law, Honda has no Board of Corporate Auditors and the function of corporate audit is implemented by the audit committee (the “Audit Committee”) within the Board of Directors.

For Japanese companies which employ the Three Committees system, including Honda, the Company Law requires that such companies have a board of directors and one or more executive officers, and within the board of directors, a nominating committee (the “Nominating Committee”), the Audit Committee, and a compensation committee (the “Compensation Committee”) shall be established. Each of these three committees shall consist of three or more directors, a majority of which shall be outside directors. The members of each of the three committees as well as executive officers are elected by the resolution of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors. For the Audit Committee, Honda’s regulations of the committee provide that full-time members of the Audit Committee shall be assigned by the resolution of the Board of Directors. The normal term of office of a director and an executive officer is one year. Directors and Executive officers may serve any number of consecutive terms.

Honda’s Articles of Incorporation provide for the Board of Directors of not more than 15 Directors. Honda’s Board of Directors may appoint one Chairperson of the Board of Directors from the Directors. Also, Honda’s Board of Directors appoints one President and Executive Officer and may appoint several Executive Vice Presidents and Executive Officers, Senior Managing Executive Officers and Managing Executive Officers from the executive officers. The President and Executive Officer represents the Company. In addition, the Board of Directors may appoint, pursuant to its resolutions, Executive Officers who shall each represent the Company. Under the Company Law, a representative executive officer individually has authority to represent the company generally in the conduct of its affairs. The Board of Directors has an authority to determine the execution of business of the Company and to supervise the execution of duties of Directors and Executive Officers. Executive Officers are entitled to determine the execution of business of the Company which is entrusted by the Board of Directors and to execute business of the Company.

Under the Company Law, the Nominating Committee has the responsibility to determine the content of proposals regarding the election and dismissal of directors to be submitted to a general meeting of shareholders. The Audit Committee has the following responsibilities: (i) auditing the execution of duties by directors and executive officers and preparing audit reports and (ii) determining the content of proposals regarding the election and dismissal of accounting auditors and the refusal to reelect accounting auditors to be submitted to a general meeting of shareholders. The Compensation Committee has the responsibility to determine the content of the financial benefits as consideration for the execution of the duties, such as remuneration and bonuses, of directors and executive officers. As described above, not less than half of the members of each of the three committees must be outside directors. Each of the outside directors is required to meet all of the following independence requirements: the relevant person must be (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for the ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for further ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or

(b) the natural person controlling the company. In addition, Honda has established additional independence requirements for the Outside Directors, the “Criteria for Independence of Outside Directors” as described in Exhibit 1.4 by the resolution of the Board of Directors, and all of the Outside Directors meet the criteria. With respect to audit reports prepared by the Audit Committee, each member of the committee may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. In addition, the Company is required to appoint independent certified public accountants or audit corporations as accounting auditors. Such accounting auditors have as their primary statutory duties to audit the consolidated and non-consolidated financial statements of the Company prepared in accordance with the Company Law to be submitted by a director to general meetings of shareholders and to prepare an accounting audit report thereon and to notify the contents of such report to the specified member of the Audit Committee (or, if such member is not specified, any member of the committee) and the specified director in charge.

The following table provides the names, date of birth, current positions held and brief biographies, term of office and number of shares owned by all the members of the Board of Directors and composition of the Three Committees. Also the names, date of birth, current positions held and brief biographies, term of office and number of shares owned by the Executive Officers (who are not concurrently the members of the Board of Directors) of the Company are provided below.

The status of members of the Board of Directors as of the date of filing of this Form 20-F is as follows:

Members of the Board of Directors

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Directors and Representative Executive Officers

Toshihiro Mibe (July 1, 1961)	Joined Honda Motor Co., Ltd. in April 1987	*2	Total:487,834
	Operating Officer, appointed in April 2014		Held directly 433,266

	Executive in Charge of Powertrain Business for Automobile Operations, appointed in April 2014		Held in the LTI program*7 54,568

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

Chief Executive Officer, appointed in April 2021 (presently held)

Director, President and Representative Executive Officer, appointed in June 2021 (presently held)

Nominating Committee Member, appointed in June 2021 (presently held)

Chairperson of the Board of Directors, appointed in April 2024 (presently held)

Chief Transformation Officer. appointed in April 2026

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Noriya Kaihara (August 4, 1961)	Joined Honda Motor Co., Ltd. in April 1984	*2	Total:174,892
	General Manager of Automobile Quality Assurance Division, appointed in April 2012		Held directly 151,779

	Operating Officer, appointed in April 2013		Held in the LTI program*7 23,113
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

Director, Executive Vice President and Representative Executive Officer, appointed in April 2024 (presently held)

Compliance and Privacy Officer, appointed in April 2024 (presently held)

Culture Transformation Officer, appointed in April 2025 (presently held)
Compensation Committee Member, appointed in April 2026 (presently held)

Director, Senior Managing Executive Officer

Eiji Fujimura (September 1, 1970)	Joined Honda Motor Co., Ltd. in April 1993	*2	Total:20,215
	General Manager of Finance Division for Business Management Operations, appointed in April 2017		Held directly 20,215 Held in the LTI program*7 —
General Manager of Regional Operation Planning Division for Regional Operations (North America), appointed in April 2019

Operating Executive*6, appointed in April 2021

Chief Officer for Business Management Operations and General Manager of Accounting Division for Business Management Operations, appointed in April 2021

Head of Accounting and Finance Supervisory Unit, appointed in April 2022

Executive Officer, appointed in April 2023

Chief Financial Officer, appointed in April 2023

Chief Officer for Corporate Administration Operations, appointed in April 2023

Managing Executive Officer, appointed in April 2024

Director, Managing Executive Officer, appointed in June 2024

Compensation Committee Member, appointed in June 2024

Director, Senior Managing Executive Officer, appointed in April 2026 (presently held)

Chief Officer for Regional Operations (North America), appointed in April 2026 (presently held)

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.appointed in April 2026 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Directors

Katsushi Inoue (October 22, 1963)	Joined Honda Motor Co., Ltd. in April 1986	*2	Total:110,687
	President and Chief Executive Officer of Honda Cars India Ltd., appointed in April 2015		Held directly 110,687

	Operating Officer of the Company, appointed in April 2016		Held in the LTI program*7 —
Chief Officer for Regional Operations (Europe), appointed in April 2016
President and Director of Honda Motor Europe Ltd., appointed in April 2016

Managing Officer of the Company,appointed in April 2020

Chief Officer for Regional Operations (China), appointed in April 2020

President of Honda Motor (China) Investment Co., Ltd., appointed in April 2020

President of Honda Motor (China) Technology Co., Ltd., appointed in April 2020

Senior Managing Executive Officer of the Company, appointed in April 2023

Chief Officer for Electrification Business Development Operations, appointed in April 2023

Chief Officer for Automobile Operations, appointed in April 2025

Risk Management Officer, appointed in April 2025

Director (presently held), Senior Managing Executive Officer, appointed in June 2025

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Asako Suzuki (January 28, 1964)	Joined Honda Motor Co., Ltd. in April 1987	*2	Total:92,914
	President of Dongfeng Honda Automobile Co., Ltd., appointed in April 2014		Held directly 92,914

	Operating Officer of the Company, appointed in April 2016		Held in the LTI program*7 —
Vice Chief Officer for Regional Operations (Japan), appointed in April 2018

Chief Officer for Human Resources and Corporate Governance Operations, appointed in April 2019

Operating Executive, appointed in April 2020

Director, appointed in June 2021 (presently held)

Full-time Audit Committee Member, appointed in June 2021 (presently held)

Jiro Morisawa (February 24, 1967)	Joined Honda Motor Co., Ltd. in April 1989	*2	Total:44,479
	General Manager of Regional Operation Planning Office for Regional Operations (Japan), appointed in April 2016		Held directly 44,479 Held in the LTI program*7 —
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

Chief Officer for Business Management Operations, appointed in April 2019

Operating Executive, appointed in April 2020

Chief Officer for Business Management Operations, appointed in April 2020

President and Director of American Honda Finance Corporation, appointed in April 2021

Director of the Company, appointed in June 2024 (presently held)

Full-time Audit Committee Member, appointed in June 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Kunihiko Sakai*1 (March 4, 1954)	Public Prosecutor of Tokyo District Public Prosecutors’ Office, appointed in April 1979	*2	Total:8,265
	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office, appointed in July 2014		Held directly 8,265 Held in the LTI program —	*7
Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office, appointed in September 2016 (resigned in March 2017)

Registered with the Dai-Ichi Tokyo Bar Association in April 2017

Advisor Attorney to TMI Associates, appointed in April 2017 (presently held)

Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd., appointed in June 2018 (resigned in June 2025)

Director (Audit and Supervisory Committee Member) of the Company, appointed in June 2019

Director, appointed in June 2021 (presently held)

Nominating Committee Member, appointed in June 2021 (presently held)

Audit Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Fumiya Kokubu*1 (October 6, 1952)	Joined Marubeni Corporation in April 1975	*2	Total:6,704
	President and CEO, Member of the Board of Marubeni Corporation, appointed in April 2013		Held directly 6,704

	Chairman of the Board of Marubeni Corporation, appointed in April 2019		Held in the LTI program*7 —
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

Nominating Committee Member (Chairperson), appointed in June 2021 (presently held)

Compensation Committee Member, appointed in June 2021 (presently held)

Chairperson of Japan Machinery Center for Trade and Investment, appointed in May 2022 (presently held)

Chairman of Japan Foreign Trade Council, Inc., appointed in May 2022 (resigned in May 2024)

Director, Member of the Board, Executive Corporate Advisor of Marubeni Corporation, appointed in April 2025 (resigned in June 2025)

Chairperson of International University of Japan, appointed in June 2025 (presently held)

Executive Corporate Advisor of Marubeni Corporation, appointed in June 2025 (presently held)

Chairperson of the Board of Directors, proposed to be appointed in June 2026

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Yoichiro Ogawa*1 (February 19, 1956)

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

		*2	Total:5,227 Held directly 5,227 Held in the LTI program*7 —

CEO of Deloitte Tohmatsu Group, appointed in July 2015

Senior Advisor of Deloitte Tohmatsu Group, appointed in June 2018 (resigned in October 2018)

Founder of Yoichiro Ogawa CPA Office in November 2018 (presently held)

Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd., appointed in June 2020 (presently held)

Director of the Company, appointed in June 2021 (presently held)

Audit Committee Member (Chairperson), appointed in June 2021 (presently held)

Compensation Committee Member, appointed in June 2021 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Kazuhiro Higashi*1	Joined Resona Group in April 1982	*2	Total:5,227 Held directly 5,227 Held in the LTI program*7 —
(April 25, 1957)	Director, President and Representative Executive Officer of Resona Holdings, Inc., appointed in April 2013
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
Director of the Company, appointed in June 2021 (presently held)
Nominating Committee Member, appointed in June 2021 (presently held)
Compensation Committee Member (Chairperson), appointed in June 2021 (presently held)
Senior Advisor of Resona Holdings, Inc., appointed in June 2022 (presently held)
Senior Advisor of Resona Bank, Limited., appointed in June 2022 (presently held)
Outside Director of Ryohin Keikaku Co., Ltd. appointed in November 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Ryoko Nagata*1 (July 14, 1963)	Joined Japan Tobacco Inc. in April 1987	*2	Total:5,227
	Executive Officer of Japan Tobacco Inc., appointed in June 2008		Held directly 5,227

	Standing Audit & Supervisory Board Member of Japan Tobacco Inc., appointed in March 2018 (resigned in March 2023)		Held in the LTI program*7 —

Director of the Company, appointed in June 2021 (presently held)

Audit Committee Member, appointed in June 2021 (presently held)

External Corporate Auditor of Medley, Inc., appointed in March 2023 (presently held)

Outside Director of UACJ Corporation, appointed in June 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Mika Agatsuma*1 (June 8, 1964)	Joined IBM Japan, Ltd. in April 1987	*2	Total:1,853
	Vice President of IBM Japan, Ltd., appointed in August 2017		Held directly 1,853

	In Charge of Cloud Application Innovation for Global Business Services of IBM Japan, Ltd., appointed in August 2017		Held in the LTI program*7 —

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

Compensation Committee Member, proposed to be appointed in June 2026

*1	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata and Ms. Mika Agatsuma are Outside Directors.
*2

The term of office of a Director is until at the close of the Ordinary General Meeting of Shareholders of the fiscal year ended March 31, 2026 after his/her election to office at the close of the Ordinary General Meeting of Shareholders on June 19, 2025.

*3

The Company is proposing the “Election of eleven Directors” as an agenda item (resolution item) for the Ordinary General Meeting of Shareholders to be held on June 26, 2026. If the agenda item is approved, of the Directors listed in the table above, the following Directors (Mr. Toshihiro Mibe, Mr. Noriya Kaihara, Ms. Asako Suzuki, Mr. Jiro Morisawa, Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi, Ms. Ryoko Nagata, and Ms. Mika Agatsuma) will continue to serve as Directors. The term of office of each elected or re-elected Director will extend until the close of the Ordinary General Meeting of Shareholders for the fiscal year ending March 31, 2027.

*4	Mr. Eiji Fujimura and Mr. Katsushi Inoue will step down from the Board of Directors at the conclusion of the Ordinary General Meeting of Shareholders to be held on June 26, 2026.

In addition, the Company is proposing the “Election of eleven Directors” as an agenda item (resolution item) for the Ordinary General Meeting of Shareholders to be held on June 26, 2026. If the agenda item is approved, the following additional director will be elected:

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Director (nominee), Executive Officer

Mahito Shikama (August 8, 1977)	Joined Honda Motor Co., Ltd. in April 2002	*8	Total:7,728 Held directly 4,000 Held in the LTI program*7 3,728
General Manager of Advanced Safety and Intelligent Solution Development Division of Software Defined Mobility Development Supervisory Unit for Business Development Operations, appointed in April 2022
Operating Executive, appointed in April 2023
Head of Software Defined Mobility Development Unit of BEV Development Center for Electrification Business Development Operations, appointed in April 2023
Managing Officer and Chief Operating Officer of SDV R&D Center of Honda R&D Co., Ltd., appointed in April 2026
Executive Officer, (presently held),
Director, nominated for the Ordinary General Meeting of Shareholders to be held on June 26, 2026
Chief Transformation Officer, appointed in June 2026 (presently held)
Chief Officer for Corporate Strategy Operations, appointed in June 2026 (presently held)
Chief Officer for Traffic Safety Promotion Operations appointed in June 2026 (presently held)

*8	If elected, the term of office of the Director above will commence and expire at the close of the Ordinary General Meeting of Shareholders of the fiscal year ending March 31, 2027.

Composition of the Three Committees under the Board of Directors

•: Chairperson ○: Member

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe	○
Noriya Kaihara			○
Eiji Fujimura
Katsushi Inoue
Asako Suzuki		○
Jiro Morisawa		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○
Mika Agatsuma	○

Following the Ordinary General Meeting of Shareholders to be held on June 26, 2026, the composition of the Three Committees is expected to change as follows:

Director’s Name	Nominating Committee	Audit Committee	Compensation Committee
Toshihiro Mibe
Noriya Kaihara
Mahito Shikama
Asako Suzuki		○
Jiro Morisawa		○
Kunihiko Sakai	○	○
Fumiya Kokubu	•		○
Yoichiro Ogawa		•	○
Kazuhiro Higashi	○		•
Ryoko Nagata		○
Mika Agatsuma	○		○

Executive Officers (who are not concurrently the members of the Board of Directors)

In addition to the Executive Officers listed below, Mr. Mahito Shikama also serve as Executive Officers. Mr. Mahito Shikama has been nominated as a candidate for election to the Board of Directors at the Ordinary General Meeting of Shareholders to be held on June 26, 2026. See “Members of the Board of Directors.” The status of members of the Executive Officers as of the date of filing of this Form 20-F is as follows:

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Managing Executive Officers
Masayuki Igarashi	Joined Honda Motor Co., Ltd. in April 1988	*5	Total:102,388
(July 6, 1963)	Director of Asian Honda Motor Co., Ltd., appointed in April 2014		Held directly 102,388

	Operating Officer of the Company, appointed in April 2015		Held in the LTI program*7 —
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

President and Chief Executive Officer of Asian Honda Motor Co., Ltd., appointed in April 2018

Operating Executive of the Company, appointed in April 2020

Managing Officer, appointed in April 2022

Managing Executive Officer, appointed in April 2023 (presently held)

Chief Officer for Regional Operations (China), appointed in April 2023 (presently held)

President of Honda Motor (China) Investment Co., Ltd., appointed in April 2023 (presently held)

President of Honda Motor (China) Technology Co., Ltd., appointed in April 2023 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Kensuke Oe	Joined Honda Motor Co., Ltd. in April 1990	*5	Total:23,126
(May 11, 1967)	In Charge of Manufacturing of Honda Canada Inc., appointed in April 2018		Held directly 23,126

	Operating Executive of the Company, appointed in April 2020		Held in the LTI program*7 —
General Manager of Saitama Factory in Production Supervisory Unit for Automobile Operations, appointed in April 2020

Head of Production Engineering Supervisory Unit in Mono-zukuri Center for Automobile Operations, appointed in April 2021

Managing Officer, appointed in April 2022

Head of Production Unit for Automobile Operations, appointed in April 2022

Managing Executive Officer, appointed in April 2023 (presently held)

President and Director, Honda Development & Manufacturing of America, LLC, appointed in April 2024 (presently held)

Manabu Ozawa	Joined Honda Motor Co., Ltd. in April 1989	*5	Total:45,330
(May 12, 1965)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019		Held directly 39,578

	Operating Executive of the Company, appointed in April 2020		Held in the LTI program*7 5,752
Head of Corporate Planning Supervisory Unit, appointed in April 2020

Director for Honda Innovation Inc., appointed in April 2020

Managing Executive Officer of the Company, appointed in April 2023 (presently held)

Chief Officer for Corporate Strategy Operations, appointed in April 2023

Chief Officer for Traffic Safety Promotion Operations, appointed in April 2024

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Hironao Ito	Joined Honda Motor Co., Ltd. in April 1989	*5	Total:23,999
(December 27, 1966)	Managing Director of Honda R&D Co., Ltd., appointed in April 2019		Held directly 23,999

	Operating Executive of the Company, appointed in April 2020		Held in the LTI program*7 —
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

Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Executive Vice President of Honda Motor (China) Technology Co., Ltd. appointed in August 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Ayumu Matsuo	Joined Honda Motor Co., Ltd. in April 1991	*5	Total:28,798
(September 28, 1965)	Managing Director of Honda R&D Co., Ltd., appointed in April 2020		Held directly 23,046

	Operating Executive of the Company, appointed in April 2021		Held in the LTI program*7 5,752
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

Head of Quality Innovation Unit, appointed in April 2022

Executive in Charge of Certification & Regulation Compliance Division, appointed in April 2022

Executive in Charge of Quality & Compliance Audit Division, appointed in April 2022

Head of Supply Chain & Purchasing Unit, Automobile Operations, appointed in April 2023

Executive Officer, appointed in April 2024

Chief Officer for Supply Chain & Purchasing Operations, appointed in April 2024 (presently held)

Managing Executive Officer, appointed in April 2025 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Kazuhiro Takizawa (March 29, 1968)	Joined Honda Motor Co., Ltd. in April 1990	*5	Total:26,458
	General Manager of Europe Automobile Division for Regional Operations (Europe, Africa and the Middle East), appointed in April 2022		Held directly 20,706 Held in the LTI program*7 5,752
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

EVP of American Honda Motor Co., Inc., appointed in April 2023

Executive Officer of the Company, appointed in April 2024

Chief Officer for Regional Operations (North America), appointed in April 2024

President, Chief Executive Officer and Director of American Honda Motor Co., Inc., appointed in April 2024

Managing Executive Officer of Honda Motor Co., Ltd. appointed in April 2025 (presently held)

Chief Officer for Automobile Operations, appointed in April 2026 (presently held)

Chief Officer for Regional Operations (Associated Regions), appointed in April 2026 (presently held)

Risk Management Officer, appointed in April 2026 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned
Executive Officers

Minoru Kato	Joined Honda Motor Co., Ltd. in April 1988	*5	Total:26,449
(December 17, 1965)	President of Honda Motorcycle and Scooter India Pvt. Ltd., appointed in April 2017		Held directly 20,697

	Operating Executive of the Company, appointed in April 2020		Held in the LTI program*7 5,752
Chief Officer for Life Creation Operations, appointed in May 2020

Head of Power Products Business Supervisory Unit, Motorcycle and Power Products Operations, appointed in April 2022

Head of Motorcycle Business Unit, Motorcycle and Power Products Operations, appointed in April 2023

Executive Officer, appointed in April 2024

Chief Officer for Motorcycle and Power Products Operations, appointed in April 2024 (presently held)

Managing Executive Officer, appointed in April 2026 (presently held)

Takashi Onuma (September 11, 1973)	Joined Honda Motor Co., Ltd. in July 2000	*5	Total:25,314
	Senior Vice President, Honda Development & Manufacturing of America, LLC, appointed in April 2021		Held directly 20,840 Held in the LTI program*7 4,474
Operating Executive of the Company, appointed in April 2022

EVP of Honda Development & Manufacturing of America, LLC, appointed in April 2022

Deputy Head of Automobile Development Center for Automobile Operations of the Company, appointed in April 2023

Head of Production Engineering Unit, appointed in April 2023

Head of ICE Automobile Development Unit, appointed in April 2023

Executive Officer, appointed in April 2024 (presently held)

Chief Officer for Automobile Production Operations, appointed in April 2024 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Daiki Mihara (June 27, 1969)	Joined Honda Motor Co., Ltd. in March 2004	*5	Total:18,115
	President of Honda Philippines Inc., appointed in April 2015		Held directly 13,771

	General Manager of Business Planning Division for Motorcycle Operations of the Company, appointed in April 2018		Held in the LTI program*7 4,344

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

Executive Officer, appointed in April 2025 (presently held)

Executive in Charge of Motorcycle and Power Products Electrification Business for Motorcycle and Power Products Operations, appointed in April 2025

Head of Motorcycle and Power Products Electrification Business Unit for Motorcycle and Power Products Operations, appointed in April 2025

Executive in charge of Regional Business & Customer First for Automobile Operations, appointed in April 2026 (presently held)

Head, Regional Business Unit for Automobile Operations, appointed in April 2026 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Toshihiro Akiwa (July 2, 1972)	Joined Honda Motor Co., Ltd. in April 1996	*5	Total:18,388

General Manager of Power Unit Planning & Management Division, Power Unit Development Supervisory Unit, Mono-zukuri Center, Automobile Operations,

appointed in April 2020

Operating Executive,
appointed in April 2021

Held directly 13,914 Held in the LTI program*7 4,474

Executive Vice President of Honda Motor (China) Investment Co., Ltd., appointed in April 2021

Executive Vice President of Honda Motor (China) Technology Co., Ltd., appointed in April 2021

Deputy Head of BEV Development Center for Electrification Business Development Operations of the Company, appointed in April 2023

Head of BEV Planning Unit, BEV Development Center for Electrification Business Development Operations, appointed in April 2024

Executive Officer, appointed in April 2025 (presently held)

Chief Officer for Automobile Development Operations, appointed in April 2025

Director of Honda R&D Co., Ltd., appointed in April 2025

President and Representative Director of Honda R&D Co., Ltd. appointed in April 2026 (presently held)

Ikuo Takeishi (May 6, 1969)	Joined Honda Motor Co., Ltd. in April 1995	*5	Total:13,344
	Operating Officer of Honda R&D Co., Ltd., appointed in April 2017.		Held directly 9,000

	Managing Director of Honda Racing Corporation appointed in April 2023. Managing Officer of Honda R&D Co., Ltd. appointed in April 2024.		Held in the LTI program*7 4,344

Senior Managing Director of Honda Racing Corporation appointed in April 2024.

Executive Officer of Honda Motor Co., Ltd. appointed in April 2026 (presently held)

Chief Officer for Quality Innovation Operations (Office in charge of Certification), appointed in April 2026 (presently held)

Name (Date of birth)	Current Positions and Biographies with Registrant	Term	Number of Shares Owned

Masao Kawaguchi (January 28, 1971)	Joined Honda Motor Co., Ltd. in August 2001	*5	Total:13,474
	General Manager of Finance Division, Business Management Operations, appointed in April 2019		Held directly 9,000 Held in the LTI program*7 4,474
General Manager of Accounting Division, Accounting and Finance Supervisory Unit, appointed in April 2022

Operation Executive, appointed in April 2023

Head of Accounting and Finance Unit General Manager of Accounting Division, Accounting and Finance Unit, Corporate Administration Operations, appointed in April 2023

Head of Accounting and Finance Unit, Corporate Administration Operations, appointed in April 2025

Executive Officer, appointed in April 2026 (presently held)

Chief Financial Officer, appointed in April 2026 (presently held)

Chief Officer for Corporate Administration Operations, appointed in April 2026 (presently held)

Takashi Imai (May 7, 1973)	Joined Honda Motor Co., Ltd. in April 1998	*5	Total:13,409
	General Manager of Sales Planning Division, Sales Supervisory Unit, for Automobile Operations, appointed in April 2022 Operating Executive, appointed in April 2024		Held directly 9,065 Held in the LTI program*7 4,344

Senior Vice President of American Honda Motor Co., Inc. appointed in April 2024

Head of Automobile Business Strategy Unit for Automobile Operations of the company, appointed in July 2025

Executive Officer, appointed in April 2026 (presently held)

Executive in charge of Business Strategy for Automobile Operations, appointed in April 2026 (presently held)

Head of Business Strategy Unit for Automobile Operations, appointed in April 2026 (presently held)

*5

The term of office of each Executive Officer shall continue until the conclusion of the first meeting of the Board of Directors held after the Ordinary General Meeting of Shareholders for the fiscal year ended March 31, 2026, following his/her appointment. The Company expects that all Executive Officers, except for Mr. Manabu Ozawa, will be reappointed at the first meeting of the Board of Directors held after the said Ordinary General Meeting of Shareholders. If reappointed, the term of office of each Executive Officer will be extended until the conclusion of the first meeting of the Board of Directors held after the Ordinary General Meeting of Shareholders for the fiscal year ending March 31, 2027.

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

*7

With respect to the points granted as LTI under the executive compensation program, the number of shares corresponding to 40%, which represents the minimum level prescribed under the LTI program, is disclosed. See “B. Compensation—Remuneration Structure.”

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

1.

The Company’s remuneration structure for Directors and Executive Officers is designed to motivate directors and officers to contribute to the improvement of the Company’s business performance not only over the short-term, but also over the mid- to long-term, so that the Company can continuously enhance its corporate value, and it consists of monthly remuneration, a fixed amount paid each month as remuneration for the execution of duties, STI (Short Term Incentive) based on the business performance for the relevant fiscal year, and LTI (Long Term Incentive) based on the mid- to long-term business performance.

2.	Monthly remuneration shall be paid as a fixed amount each month based on remuneration standards resolved by the Compensation Committee.

3.	STI shall be determined and paid by resolution of the Compensation Committee, taking into consideration the business performance of each fiscal year.

4.

Based on standards and procedures approved by the Compensation Committee, LTI is based on the mid- to long-term performance and paid in the form of the Company’s shares, in order to function as a sound incentive for sustainable growth.

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

8.

Directors and Executive Officers shall be required to continuously hold the Company’s shares acquired as LTI and the Company’s shares acquired through the Officers’ Shareholding Association during their term of office and for one year following their retirement, except where the Company permits such shares to be sold for the purpose of securing funds for the payment of taxes.

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

Additionally, although the Compensation Committee considered conducting a review of the peer group in setting the remuneration levels for the fiscal year ended March 31, 2026, the Compensation Committee decided to forgo the review and, taking into account changes in the business and operating environment, determined to not change the remuneration levels for the fiscal year ended March 31, 2026.

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

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points based on performance are granted one year after the points are awarded. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both of the Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement, except where the Company permits such shares to be sold for the purpose of securing funds for the payment of taxes.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the mid- to long-term aiming to accelerate commitment to the key themes and further support the creation of both social and economic value. KPIs for financial indicators are the consolidated operating profit margin and profit for the year attributable to owners of the parent, which are important indicators that should be addressed to achieve the ROIC target set for the fiscal year ending March 31, 2031 described in Item 4. “Information on the Company-B. Business Overview-Preparing for the Future-‘Financial Strategy.” KPIs for non-financial indicators are directly linked to key themes: brand value, total CO2 emissions, and associate engagement. KPIs for stock indicators are the total shareholder return, which is an indicator that reflects the market evaluation of our creation of both social and economic value. Remuneration varies from 40 to 240% depending on the performance of each evaluation year.

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

(LTI before the fiscal year ended March 31, 2024)

Points are granted according to the base amount for each position in April each year, and shares equivalent to the points linked to performance are granted three years after the points are awarded. Therefore, the Company’s performance up to the fiscal year ended March 31, 2026, will be reflected in LTI up to the fiscal year ended March 31, 2024. Furthermore, a restriction period on transfer is placed on the granted shares. In principle, such restriction on transfer is lifted at the time of retirement from both Company’s Director and Executive Officer. Any share of the Company acquired as LTI shall be continuously held, throughout their term of office and for one year after their retirement, except where the Company permits such shares to be sold for the purpose of securing funds for the payment of taxes.

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

5.	Actual payouts of STI and LTI

With respect to STI and LTI for the current fiscal year, the Compensation Committee resolved the following matters in order to respond to changes in the external environment and to ensure that the incentives function appropriately:

-

As the remuneration levels set at the beginning of the fiscal year were no longer appropriate in light of changes in the business and operating environment, the base amounts of STI and LTI for the Representative Executive Officers were revised, irrespective of the compensation mix ratios determined by executive position.

-

As the target values for the fiscal year ended March 31, 2026 fell significantly below the assumptions made at the time the compensation system was designed, the final performance-based coefficient for the fiscal year ended March 31, 2026 was determined by reducing the coefficient derived from the level of achievement against targets through multiplying it by the degree of deviation from the original targets.

-

In order to clarify responsibility for losses arising from the revision of the automobile electrification strategy, the STI for the President and Representative Executive Officer and the Executive Vice President and Representative Executive Officer for the fiscal year ended March 31, 2026 was set at zero, regardless of the results calculated under the above-mentioned performance-based coefficient.

As a result, with respect to the compensation of the Representative Executive Officer, STI was reduced by 100% from the base amount. For LTI, the granted points for the fiscal year ended March 31, 2024, with the evaluation period from the fiscal year ended March 31, 2024 through the fiscal year ended March 31, 2026, were paid at a performance-based coefficient of 61%, while the granted points for the fiscal year ended March 31, 2026, with the fiscal year ended March 31, 2026 as the evaluation period, were paid at a performance-based coefficient of 40%.

With respect to the compensation of Executive Officers below the level of Senior Managing Executive Officer, STI was reduced by 50.7% from the base amount. For LTI, the granted points for the fiscal year ended March 31, 2024, with the evaluation period from the fiscal year ended March 31, 2024 through the fiscal year ended March 31, 2026, were paid at a performance-based coefficient of 82%, while the granted points for the fiscal year ended March 31, 2026, with the fiscal year ended March 31, 2026 as the evaluation period, were paid at a performance-based coefficient of 43%.

Recovery of Erroneously Awarded Compensation

In accordance with the rules of the United States Securities and Exchange Commission and the New York Stock Exchange, the Company has implemented a policy to recover erroneously awarded incentive-based compensation.

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

A total of ten meetings of Compensation Committee were held in fiscal year ended March 31, 2026, and all members attended all meetings.

The main matters discussed during the fiscal year ended March 31, 2026 are as follows.

-	Basic policy, annual activity plan

-	Officers’ performance evaluation

-	Performance Evaluation Criteria for STI and LTI

-	The LTI and the stock delivery rules

-	Remuneration levels

Reasons for the Compensation Committee to determine that the details of individual remuneration for Directors and Executive Officers are in line with the remuneration determination policy

The Company examines and deliberates the consistency of remuneration levels, the composition of remuneration, and the setting of targets for performance-based remuneration, etc., with the Company’s basic policy on the determination of remuneration for officers from various perspectives, based on comparisons with the external environment and information provided by external consultants.

Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2026 is in line with the remuneration determination policy.

The total amount of fixed monthly remuneration paid to the Company’s Directors and Executive Officers during the fiscal year ended March 31, 2026 was ¥1,308 million. This amount includes fixed monthly remuneration paid to one Director who had concurrently served as Executive Officer and resigned as of April 7, 2025. In light of the seriousness of the resignation of one Director who had concurrently served as Executive Officer as a result of inappropriate conduct outside of work, President and Representative Executive Officer voluntarily returned 20% of his fixed monthly remuneration for a period of two months. The total amount of fixed monthly remuneration amount reflects the voluntary repayment of remuneration. The amount of fixed monthly remuneration paid to Executive Officers includes the amount of fixed monthly remuneration paid to the Executive Officers who were also Directors of subsidiaries of the Company.

The total amount of STI and LTI for the Company’s Directors and Executive Officers accrued for the fiscal year ended March 31, 2026 were ¥147 million and ¥112 million, respectively. To clarify the responsibility for the losses associated with the reassessment of the automobile electrification strategy, the Company decided not to pay STI to the President and Representative Executive Officer as well as the Executive Vice President and Representative Executive Officer for the fiscal year ended March 31, 2026.

The amounts of fixed monthly remuneration paid, STI and LTI accrued during the fiscal year ended March 31, 2026 are as follows:

	Fixed remuneration		Performance-based remuneration				Total
	Remuneration		STI		LTI
	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Number of persons	Yen (millions)	Yen (millions)
Directors excluding Outside Directors	2	¥116	—	¥—	—	¥—	¥116
Outside Directors	6	107	—	—	—	—	107
Executive Officers	18	1,085	15	147	15	112	1,344

Total	26	¥1,308	15	¥147	15	¥112	¥1,567

*	Directors excluding Outside Directors do not include five directors who concurrently serve as Executive Officers.

The amount of fixed monthly remuneration paid to Toshihiro Mibe during the fiscal year ended March 31, 2026 was ¥169 million. The amount of LTI for Toshihiro Mibe accrued for the fiscal year ended March 31, 2026 was ¥3 million.

The amount of fixed monthly remuneration paid to Noriya Kaihara during the fiscal year ended March 31, 2026 was ¥123 million. The amount of LTI for Noriya Kaihara accrued for the fiscal year ended March 31, 2026 was ¥21 million.

The amount of fixed monthly remuneration paid to Masayuki Igarashi during the fiscal year ended March 31, 2026 was ¥113 million. The amount of STI for Masayuki Igarashi accrued for the fiscal year ended March 31, 2026 was ¥10 million.

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

D. Employees

The following tables list the number of Honda full-time employees as of March 31, 2024, 2025 and 2026.

As of March 31, 2024

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
194,993	47,980	135,829	2,409	8,775

As of March 31, 2024, Honda had 194,993 full-time employees, including 133,573 local nationals employed in its overseas operations.

As of March 31, 2025

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
194,173	49,548	133,665	2,519	8,441

As of March 31, 2025, Honda had 194,173 full-time employees, including 132,239 local nationals employed in its overseas operations.

As of March 31, 2026

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
195,109	52,013	131,856	2,542	8,698

As of March 31, 2026, Honda had 195,109 full-time employees, including 131,959 local nationals employed in its overseas operations.

Most of the Company’s regular employees in Japan, except management personnel, are required by the terms of the Company’s collective bargaining agreement with its labor union to become members of the Federation of All Honda Workers’ Union (AHWU), which is affiliated with the Japan Council of the International Metalworkers’ Federation. Approximately 86% of the employees of the Company and its Japanese subsidiaries were members of AHWU as of March 31, 2026.

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

Honda’s average number of temporary employees on a consolidated basis during the fiscal year ended March 31, 2026 was as follows.

Total	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses
19,484	9,058	8,846	35	1,545

Policy on Employee Compensation, etc.

The Company has established a policy on employee compensation and other related matters as part of its human resources strategy aligned with its business strategy. The fundamental principle of the compensation system is a performance-based approach. The Company positions this policy as a supporting foundation to attract and retain talent and implement it by maintaining a system that enables highly motivated and diverse employees to fully demonstrate their capabilities.

For non-managerial employees, the Company has introduced a system based on performance and capability, under which non-managerial employees are evaluated and compensated based on both demonstrated capabilities and results, as well as behavioral processes. Wages are determined through labor-management negotiations, taking into account the provision of a stable working environment for all employees, as well as the medium- to long-term business environment. Bonuses are also determined through labor-management negotiations, reflecting short-term business performance.

For managerial employees, the Company has adopted two compensation structures for the two types of managerial roles: “Transformation Roles,” which emphasize roles and responsibilities, and “Innovation Roles,” which emphasize the demonstration of capabilities. Each compensation structure incorporates a performance-based system tailored to the characteristics of the respective roles. In addition, compensation for managerial employees is set at a competitive level based on market compensation level. Furthermore, a stock-based compensation scheme has been introduced for certain managerial employees to enhance their commitment to improving corporate value over the medium to long term.

E. Share Ownership

The total amount of the Company’s voting securities owned by its Directors and Executive Officers as a group as of the filing date of this Annual Report is as follows. The individual ownership of each of the Directors and Executive Officers is listed next to their names under Item 6.A. Directors and Senior Management.

Title of Class	Amount Owned	% of Class
Common Stock	1,349,844 shares*1	0.034%

The Company’s full-time employees are eligible to participate in the Honda Employee Shareholders’ Association, whereby participating employees contribute a portion of their salaries to the Association and the Association purchases shares of the Company’s Common Stock on their behalf. As of March 31, 2026, the Association owned 24,397,421 shares of the Company’s Common stock.

*1

The shares include 40% of the shares to be received by the directors and officers participating in the LTI program, which is the portion of such stock compensation not subject to variation under the LTI program.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2026, 4,533,000,000 shares of Honda’s Common Stock were issued and 3,892,580,441 shares were outstanding.

The following table shows the shareholders of record that owned 5% or more of the issued shares of Honda’s Common Stock as of March 31, 2026:

Name	Shares owned (thousands)	Ownership (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	682,319	17.5
Custody Bank of Japan, Ltd. (Trust Account)	275,945	7.1
Moxley & Co. LLC*	222,860	5.7

*	Moxley & Co., LLC is the nominee of JPMorgan Chase Bank, N.A., which acts as the Depositary for the Honda’s ADSs.

None of the above shareholders has voting rights that are different from those of our other shareholders.

According to a statement on Schedule 13G (Amendment No. 10) filed by BlackRock, Inc. with the SEC on July 17, 2025, BlackRock, Inc. directly and indirectly held, as of June 30, 2025, 320,300,830, or 6.1% of the then issued shares, of Honda’s Common Stock.

ADSs representing American Depositary Shares are issued by JPMorgan Chase Bank, N.A., as Depositary. The normal trading unit is 100 American Depositary Shares. Total issued shares of Honda as of the close of business on March 31, 2026 were 4,533,000,000 shares of Common Stock, of which 222,860,406 shares represented by ADSs and 754,978,663 shares not represented by ADSs were owned by residents of the United States. The number of holders of record of the Company’s shares of Common Stock in the United States was 209 on March 31, 2026.

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

During the fiscal year ended March 31, 2026, Honda had sales of ¥644.9 billion and purchases of ¥2,126.1 billion with affiliates and joint ventures accounted for using the equity method. As of March 31, 2026, Honda had receivables of ¥376.8 billion from affiliates and joint ventures, and had payables of ¥297.8 billion to affiliates and joint ventures.

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

8. Profit Redistribution Policy

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the Company’s basic policy is to determine such distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. With respect to dividends, the Company will strive to pay stable and continuous dividends aiming at DOE (dividend on adjusted equity attributable to owners of the parent*) of approximately 3.0%. We will strive to further improve our capital efficiency and enhance the level of dividends.

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

The Company determined total dividends for the year ended March 31, 2026 were ¥70 per share. Semiannual dividends per share for the year ended March 31, 2026 were as follows: the interim ¥35, the year-end ¥35 per share.

Details of Distribution of Surplus (Record dates of the fiscal year ended March 31, 2026)

	Resolution of the Board of Directors	Resolution of the Board of Directors
	November 7, 2025	May 14, 2026
Dividend per Share of Common Stock (yen)	35.00	35.00
Total Amount of Dividends (millions of yen)	136,430	136,430

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident of Japan or a non-Japanese corporation is (a) 20.42% for dividends to be paid on or before December 31, 2047, and (b) 20.2% for dividends to be paid thereafter. With respect to dividends paid on listed shares issued by Japanese corporations (such as Honda’s shares) to a non-resident of Japan or a non-Japanese corporation, the aforementioned 20.42% or 20.2% withholding tax rate is reduced to (i) 15.315% for dividends to be paid on or before December 31, 2047, and (ii) 15.15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares of that corporation. Japan has entered into income tax treaties, conventions or agreements with various countries, whereby the maximum withholding tax rate is generally set at 15% or 10% for portfolio investors. Under the income tax treaty between Japan and the United States, the maximum withholding tax rate is generally set at 10% for portfolio investors.

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
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of Shares, including without limitation, deposits and issuances in respect of:

•

Share distributions, stock split, rights, merger

•

Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Any Cash distribution made, or for any elective cash/ stock dividend offered.	USD 0.05 or less per ADS

Category (as defined by SEC)	Depositary Actions	Associated Fee

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADSs	An aggregate fee of USD 0.05 or less per ADS per calendar year (or portion thereof) which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions

Category	Depositary Actions	Associated Fee
(g) Expenses of the depositary	Expenses incurred on behalf of holders in connection with

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

	• Stock transfer or other taxes and other governmental charges.	Fees for such charges to be payable by the holders or persons depositing shares.

	• SWIFT, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADSs or deposited securities.	Fees for such charges to be payable by the persons depositing or holders delivering shares, ADSs or deposited securities.

Category	Depositary Actions	Associated Fee

	• Transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.	Fees for such charges to be payable by the persons depositing shares or holders withdrawing deposited securities.

•

In connection with the conversion of foreign currency into U.S. dollars, transferring foreign currency or U.S. dollars to the United States, obtaining any approval or license of any governmental authority required for such conversion or transfer or making any sale.

To be deducted from cash distributed to holders.

4. Direct / Indirect Payment Disclosure

The Depositary has agreed to contribute to Honda a portion of certain fees received by the Depositary under the deposit agreement. From April 1, 2025 to March 31, 2026, such contributions totaled US$4,462,342.57. Additionally, from April 1, 2025 to March 31, 2026, the Depositary waived US$389,414.15 in expenses related to the Ordinary General Meeting of Shareholders.

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
and
15d-15(e)
under the U.S. Securities Exchange Act of 1934) as of March 31, 2026. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.
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
Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2026 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.
KPMG AZSA LLC (PCAOB ID:1009), the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, as stated in their report which is included herein.
Changes in Internal Control over Financial Reporting
No significant changes were made in our internal control over financial reporting for the fiscal year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
KPMG AZSA LLC has served as Honda’s independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2026, for which audited financial statements appear in this Annual Report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International to Honda in the fiscal years ended March 31, 2025 and 2026:

	Yen (millions)
	2025	2026
Audit Fees	¥6,060	¥6,199
Audit-Related Fees	172	212

Total	¥6,232	¥6,411

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
S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth certain information with respect to purchases by Honda of its own shares during the fiscal year ended March 31, 2026. There were no purchases of Honda’s shares by its affiliated purchasers during that fiscal year.

Period	(a) Total Number of Shares Purchased*1	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Yen Amount of Shares that May Yet Be Purchased Under the Plans or Programs*2
April 1 to April 30, 2025	119,047,407	¥1,339	119,047,400	510,516,703,961
May 1 to May 31, 2025	77,186,104	¥1,450	77,186,000	398,608,407,041
June 1 to June 30, 2025	64,691,221	¥1,416	64,691,100	307,004,856,338
July 1 to July 31, 2025	93,027,258	¥1,543	93,027,200	163,491,191,983
August 1 to August 31, 2025	76,882,166	¥1,625	76,882,000	38,565,783,170
September 1 to September 30, 2025	22,943,700	¥1,681	22,943,700	117,312
October 1 to October 31, 2025	370	¥1,538	—	117,312
November 1 to November 30, 2025	293	¥1,567	—	117,312
December 1 to December 31, 2025	243	¥1,568	—	117,312
January 1 to January 31, 2026	132	¥1,551	—	—
February 1 to February 28, 2026	140	¥1,634	—	—
March 1 to March 31, 2026	138	¥1,462	—	—

Total	453,779,172	¥1,476	453,777,400

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

*2
During the year ended March 31, 2026, the following share repurchase programs were in effect: Share repurchase was resolved at the meeting of the Board of Directors pursuant to the articles of incorporation

Date of announcement: December 23, 2024
Maximum number of shares authorized to be repurchased: 1,100,000,000
Maximum yen amount authorized to be used for repurchase: ¥1,100,000,000,000
Repurchase period: from January 6, 2025 to December 23, 2025 (Purchases under this program were completed September 2025)

1
4
3

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
Honda has twelve Directors (including six Outside Directors) and seventeen Executive Officers (including three Executive Officers who also serve as Directors), the Nominating Committee has five members, of which four are Outside Directors, the Audit Committee has five members, of which three are Outside Directors, and the Compensation Committee has four members, of which three are Outside Directors. Under the Company Law, the members of the three committees are elected by the resolutions of the board of directors. In addition, Honda’s regulations of each of the three committees provide that the chairperson of each committee shall be elected from the Outside Directors who are members of the relevant committee by the resolution of the Board of Directors.

1
4
4

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda

Honda is proposing the “Election of eleven Directors” as an agenda item (resolution item) for the Ordinary General Meeting of Shareholders to be held on June 26, 2026. If the matter is approved, Honda plans to have eleven Directors (including six Outside Directors) and sixteen Executive Officers (including three Executive Officers who also serve as Directors). The Nominating Committee is expected to have four members, all of which are Outside Directors, the Audit Committee is expected to have five members, of which three are Outside Directors, and the Compensation Committee is expected to have four members, all of which are Outside Directors. In addition, the chairperson of the Board of Directors is expected to be an Outside Director.

“Outside director” is defined as a director who meets all of the following independence requirements: the relevant person must be (1) a person who is not an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries and has not been in such position for ten years prior to the assumption of office; (2) if the relevant person assumed an office of a non-executive
director, accounting councilor or corporate auditor of the company or any of its subsidiaries during the ten years mentioned in (1) above, a person who had not been an executive director, executive officer, manager or any other employee of the company or any of its subsidiaries for the ten years prior to the assumption of such office; (3) a person who is not a director, corporate auditor, executive officer, manager or any other employee of the parent company or who is not a natural person controlling the company; (4) a person who is not an executive director, executive officer, manager or any other employee of a company which is controlled by the parent company or by the natural person controlling the company; and (5) a person who is not a spouse or one of a certain kinds of relatives of (a) a director, executive officer, manager or any other important employee of the company or (b) the natural person controlling the company. Companies which employ the Three Committees system, including Honda shall have at least two “outside directors”.

In addition, the listing rules of the Tokyo Stock Exchange, which Honda is subject to (but reference to “corporate auditor” below is not applicable to Honda), require listed companies to have at least one

1
4
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

1
4
6

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
one-year
term.

14
7

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
The Guidelines are included as an exhibit to this Annual Report on Form
20-F.
Item 16K. Cybersecurity
Risk Management and Strategy
In order to strengthen cybersecurity governance in response to the full-scale advancement of software defined vehicles, as well as to address digitalization and the evolution of connected technologies, Honda has established an enterprise-wide cybersecurity risk management framework and related processes that integrate both product security (the security of Honda’s products, including automobiles, motorcycles, and power products) and IT security (the security of the IT infrastructure that supports Honda’s business operations and various services, including connected vehicle services), designed to proactively minimize adverse impacts on Honda’s business operations, results of operations, and brand reputation arising from cybersecurity incidents. These frameworks and processes are based on internationally recognized standards such as ISO/IEC 27001 and are intended to provide a robust operating structure that bridges product development, production, market services, quality assurance, and IT functions.

14
8

To protect its information systems, proprietary intellectual property, and sensitive customer data, Honda has implemented multi-layered security measures and technical controls across both hardware and software environments. In addition, Honda’s automotive engineering processes and vehicle architectures comply with key industry regulations and international standards, including United Nations Regulation No. 155 and ISO/SAE 21434, an international standard for automotive cybersecurity engineering.
With respect to cybersecurity-related laws, Honda continuously monitors regulatory trends and legislative developments across jurisdictions. Honda has also developed internal policies and procedures based on such laws and regulations, established detailed incident response playbooks, and continuously verifies and strengthens its defense mechanisms through internal cybersecurity exercises, as well as penetration testing conducted by external experts. Furthermore, recognizing the importance of collective defense, Honda actively participates in cross-industry threat intelligence sharing networks, including the Automotive Information Sharing and Analysis Center and the Japan Computer Security Incident Response Team Association, to proactively detect, analyze, and mitigate emerging cybersecurity threats, zero-day vulnerabilities, and malicious activities targeting automobiles and corporate IT infrastructure.
Honda has also implemented solutions designed to enable the detection and isolation of compromised networks and endpoints in order to protect its IT infrastructure. To further strengthen these defense activities, Honda has entered into strategic outsourcing arrangements with external security consulting firms and cybersecurity experts to receive ongoing operational support.
In order to prevent vulnerabilities within the supply chain from being exploited, Honda’s third-party risk management process requires risk-based assessments prior to the introduction and deployment of third-party packaged software and cloud computing services. High-risk vendors and critical suppliers are subject to stringent cybersecurity evaluations. In response to the increasing threat of cyberattacks targeting manufacturing sites and extensive supply chain networks, Honda continuously verifies the status of cybersecurity measures at domestic and overseas production facilities and key suppliers. Based on these verification results, Honda takes proactive measures to enhance supply chain resilience, including supporting suppliers in the implementation of advanced cybersecurity incident management solutions and network monitoring capabilities.
In the event of a material security incident or cyberattack that could have a significant impact on Honda’s business operations, Honda promptly establishes a Global Crisis Management Headquarters under the direct supervision and monitoring of the Risk Management Officer. The supervisory divisions responsible for cybersecurity risks play a central role from an enterprise-wide perspective in rapidly identifying operational impacts, containing threats, and implementing decisive mitigation measures in order to minimize business disruption and facilitate prompt recovery. These comprehensive cybersecurity processes are integrated into Honda’s enterprise-wide risk management system and are discussed in further detail in the “Governance” section below.
For a detailed description of information security-related risks, including cybersecurity risks identified by Honda as of the filing date of this Annual Report, please refer to Item 3. “Key Information—D. Risk Factors—Information Security Risks.”
Honda has been the target of cyberattacks in the past; however, for the past three fiscal years, including the fiscal year covered by this Annual Report, Honda has not identified any risks arising from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, Honda’s business strategy, results of operations, or financial condition.

1
49

Governance
Based on a resolution of the Board of Directors, Honda has appointed a Senior Managing Executive Officer, who also serves as Head of the Automobile Business Operations as the Risk Management Officer. The Risk Management Officer monitors and supervises the management of significant risks, including cybersecurity risks.
Honda has established a Risk Management Committee, chaired by the Risk Management Officer and also including one Managing Executive Officer and one Executive Officer, to deliberate on important matters related to risk management, including cybersecurity risks. Honda has also established the Honda Global Risk Management Policy, which sets forth the basic principles of risk management, the collection of risk-related information, and response frameworks in the event risks materialize.
In accordance with the Honda Global Risk Management Policy, Honda has designated supervisory divisions responsible for cybersecurity risk, which conduct risk assessments and report the status of cybersecurity risk mitigation efforts to the Risk Management Officer through the Risk Management Committee on a regular basis (twice annually). These designated cybersecurity supervisory divisions are established across both the Quality Innovation Operations and the Corporate Strategy Operations. These divisions comprise personnel with expertise and practical experience in information technology operations, enterprise security architecture, systems auditing, and automotive product security.
The Risk Management Officer possesses broad knowledge and experience in enterprise risk management and, supported by specialized technical expertise and periodic reporting from the cybersecurity supervisory divisions, effectively monitors, evaluates, and oversees Honda’s management of evolving cybersecurity threats. The status of such oversight is reported regularly to the Audit Committee (twice annually) and to the Board of Directors and the Executive Council (once annually).
In the event of a material cybersecurity incident, the cybersecurity supervisory divisions promptly report the occurrence and initial impact assessment to the Risk Management Officer through the Risk Management Committee. Upon receiving such a report, the Risk Management Officer establishes a Global Crisis Management Headquarters, which coordinates with affected organizations to prevent escalation and bring the incident under control. The status of response efforts is promptly escalated and reported to the Board of Directors, the Executive Council, and the Audit Committee based on the judgment of the Risk Management Officer. The Executive Council reviews and discusses the Risk Management Committee reports and provides general guidance on the cybersecurity related activities as necessary. The audit committee independently reports its findings related to cybersecurity risks as part of its overall report on Honda’s internal control systems. The Board of Directors monitors and reviews these reports in connection with its overall assessments of Honda’s enterprise-wide risks.
PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See Consolidated Financial Statements attached hereto.

1
50

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

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 *8

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *9

11.2	Guidelines on Insider Information Control and Insider Trading Regulation (English translation) *10

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy to Recover Erroneously Awarded Incentive-based Compensation (English translation) *11

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 18, 2025.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*5	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*6	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*7
Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement for American Depositary Shares on Form
F-6
(File
No. 333-263937)
filed by JPMorgan Chase Bank, N.A. as depositary, on September 21, 2023.

*8	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 18, 2025.
*9	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
*10	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.
*11	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.
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
March 31, 2026

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
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Honda Motor Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 18, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

Evaluation of the provisions for specific warranty programs
As discussed in Note 17 to the consolidated financial statements, the Company’s provisions for product warranties as of March 31, 2026 amounted to ¥867,168 million, which included the provisions for specific warranty programs such as product recalls. The provisions for specific warranty programs of automobile products manufactured at major production bases are accrued comprehensively at the time products are sold to customers and are measured by number of units sold over the past fiscal years and expected specific warranty cost per unit to be incurred after vehicle sales over their product life. In addition to the provisions comprehensively accrued, certain warranty program cost is individually accrued when it is deemed appropriate by considering its nature and magnitude of each program.
We identified the evaluation of the provisions for specific warranty programs as a critical audit matter, as a high degree of audit effort and subjective and complex auditor judgment was required to evaluate the expected specific warranty cost per unit. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process of the provisions for specific warranty programs. This included controls related to the determination of the expected specific warranty cost per unit to develop the provisions comprehensively accrued for specific warranty programs. We evaluated the expected specific warranty cost per unit by comparing it to historical trends of warranty costs and testing the reliability of data used to determine the expected specific warranty cost per unit.
We also assessed the sufficiency of the audit evidence obtained by evaluating the:

•	cumulative results of the audit procedures,

•	qualitative aspects of the Company’s accounting practices, and

•	potential bias in the accounting estimates.
Allowance for expected credit losses on retail receivables at the finance subsidiary in the United States
As discussed in Note 7 to the consolidated financial statements, the Company’s allowance for expected credit losses (ECL) related to receivables from financial services was ¥108,374 million as of March 31, 2026, which included the allowance for ECL on retail receivables which amounted to
¥104,378 million. The allowance for ECL on retail receivables is measured at amounts according to the ECL methodology, including the determination on whether credit risk increased significantly since initial recognition. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the Company expects to receive, which can be affected by forward-looking economic conditions. At the finance subsidiary in the United States, ECL on retail receivables is determined for groups of financial assets based on relevant risk characteristics including borrower, collateral and macroeconomic risk characteristics.
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

•	evaluating the Company’s method to measure significant increases in credit risk since initial recognition by performing a sensitivity analysis over the significant increase in credit risk threshold,

•	evaluating model back-testing results to assess model output is consistent with actual loss performance,

•	evaluating model recalibration/adjustment decision making processes, including back-testing results and impact to the ECL,

•	assessing the selection of the forward-looking economic conditions and the probability weightings by comparing them to the Company’s business environment and relevant industry practices, and

•	assessing the reasonableness and appropriateness of the Company’s qualitative framework over its retail allowance modelling.
We also assessed the sufficiency of the audit evidence obtained by evaluating the:

•	cumulative results of the audit procedures,

•	qualitative aspects of the Company’s accounting practices, and

•	potential bias in the accounting estimates.
Estimated end of term residual values of lease vehicles at the finance subsidiary in the United States
As discussed in Note 3(f) to the consolidated financial statements, depreciation of equipment on operating leases is calculated on the straight-line method over the lease term. The Company’s equipment on operating leases as of March 31, 2026 was ¥6,433,793 million, which included leased vehicles at the finance subsidiary in the United States. Equipment on operating leases is depreciated to the lower of contract residual values or estimated end of term residual values. Adjustments to estimated end of term residual values are made prospectively on a straight-line basis over the remaining term of the lease and are recognized as depreciation expense. At the finance subsidiary in the United States, the primary factors that affect estimated end of term residual values of leased vehicles are the percentage of leased vehicles expected to be returned by the lessees and the expected market values of leased vehicles at the end of their lease terms. Factors considered in this evaluation include, among other factors, economic conditions, external market information on new and used vehicles, historical trends, and recent auction values.

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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the end of term residual values of lease vehicles estimate, including controls related to the:

•	continued use and appropriateness of the residual value methodology and model used to estimate the residual values of leased vehicles at the end of the lease term,

•	evaluation of the percentage of lease vehicles expected to be returned by the lessees as compared to actual vehicles returned, and

•	analysis of the actual gain or loss recorded on the disposition of lease vehicles.
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
June 18, 202
6

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Honda Motor Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Honda Motor Co., Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2026, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated June 18, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AZSA LLC
Tokyo, Japan
June 18, 2026

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
March 31, 2025 and 2026

		Yen (millions)
	Note	2025	2026
Assets
Current assets:
Cash and cash equivalents	5	¥4,528,795	¥5,066,828
Trade receivables	6	1,160,847	1,270,476
Receivables from financial services	7	2,755,800	3,057,235
Other financial assets	8	208,478	296,974
Inventories	9	2,470,590	2,531,166
Other current assets		563,252	852,073

Total current assets		11,687,762	13,074,752

Non-current assets:
Investments accounted for using the equity method	10	1,242,614	1,128,118
Receivables from financial services	7	6,172,817	6,836,261
Other financial assets	8	873,459	1,211,519
Equipment on operating leases	11	5,748,187	6,433,793
Property, plant and equipment	12	3,209,921	3,196,382
Intangible assets	13	1,126,019	784,760
Deferred tax assets	23	143,499	301,011
Other non-current assets		571,589	542,689

Total non-current assets		19,088,105	20,434,533

Total assets		¥30,775,867	¥33,509,285

Liabilities and Equity
Current liabilities:
Trade payables	14	¥1,663,487	¥1,781,598
Financing liabilities	15	4,497,747	5,004,712
Accrued expenses		728,935	996,653
Other financial liabilities	16	276,861	264,598
Income taxes payable		108,562	109,036
Provisions	17	388,441	948,252
Other current liabilities		951,124	1,099,631

Total current liabilities		8,615,157	10,204,480

Non-current liabilities:
Financing liabilities	15	6,953,520	8,475,151
Other financial liabilities	16	301,439	316,498
Retirement benefit liabilities	18	288,472	309,885
Provisions	17	667,274	735,224
Deferred tax liabilities	23	718,084	677,391
Other non-current liabilities		604,099	642,584

Total non-current liabilities		9,532,888	11,156,733

Total liabilities		18,148,045	21,361,213

Equity:
Common stock		86,067	86,067
Capital surplus		205,299	204,894
Treasury stock		(1,272,845)	(896,927)
Retained earnings		11,122,187	9,375,989
Other components of equity		2,185,821	3,047,489

Equity attributable to owners of the parent		12,326,529	11,817,512
Non-controlling interests		301,293	330,560

Total equity	19	12,627,822	12,148,072

Total liabilities and equity		¥30,775,867	¥33,509,285

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended March 31, 2024, 2025 and 2026

		Yen (millions)
	Note	2024	2025	2026
Sales revenue	20	¥20,428,802	¥21,688,767	¥21,796,610
Operating costs and expenses:
Cost of sales		(16,016,659)	(17,024,788)	(18,193,428)
Selling, general and administrative		(2,106,539)	(2,351,011)	(2,476,882)
Research and development	21	(923,627)	(1,099,482)	(1,540,646)

Total operating costs and expenses		(19,046,825)	(20,475,281)	(22,210,956)

Operating profit (loss)		1,381,977	1,213,486	(414,346)

Share of profit (loss) of investments accounted for using the equity method	10	110,817	982	(162,080)
Finance income and finance costs:
Interest income	22	173,695	191,131	179,466
Interest expense	22	(59,631)	(54,907)	(83,562)
Other, net	22	35,526	(33,052)	77,222

Total finance income and finance costs		149,590	103,172	173,126

Profit (loss) before income taxes		1,642,384	1,317,640	(403,300)
Income tax expense	23	(459,794)	(414,606)	50,277

Profit (loss) for the year		¥1,182,590	¥903,034	¥(353,023)

Profit (loss) for the year attributable to:
Owners of the parent		1,107,174	835,837	(423,941)
Non-controlling interests		75,416	67,197	70,918

		Yen
		2024	2025	2026
Earnings (loss) per share attributable to owners of the parent Basic and diluted	24	¥225.88	¥178.93	¥(106.06)
See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended March 31, 2024, 2025 and 2026

		Yen (millions)
	Note	2024	2025	2026
Profit (loss) for the year		¥1,182,590	¥903,034	¥(353,023)

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(18,931)	26,727	(15,046)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(25,469)	(13,477)	131,114
Share of other comprehensive income of investments accounted for using the equity method	10	8,300	(6,499)	3,480
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		56	415	(71)
Exchange differences on translating foreign operations		875,050	(162,325)	701,925
Cash flow hedges		—	—	11,021
Share of other comprehensive income of investments accounted for using the equity method	10	54,353	18,401	59,947

Total other comprehensive income, net of tax	19	893,359	(136,758)	892,370

Comprehensive income for the year		¥2,075,949	¥766,276	¥539,347

Comprehensive income for the year attributable to:
Owners of the parent		1,981,448	699,150	445,315
Non-controlling interests		94,501	67,126	94,032

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years ended March 31, 2024, 2025 and 2026

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2023		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the year
Profit (loss) for the year					1,107,174		1,107,174	75,416	1,182,590
Other comprehensive income, net of tax	19					874,274	874,274	19,085	893,359

Total comprehensive income for the year					1,107,174	874,274	1,981,448	94,501	2,075,949
Reclassification to retained earnings	19				(17,715)	17,715	—		—
Transactions with owners and other
Dividends paid	19				(241,865)		(241,865)	(63,895)	(305,760)
Purchases of treasury stock				(250,513)			(250,513)		(250,513)
Disposal of treasury stock				504			504		504
Cancellation of treasury stock			(623)	184,132	(183,509)		—		—
Share-based payment transactions			3				3		3

Equity transactions and others			20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other			19,484	(65,877)	(425,374)	3,064	(468,703)	(103,665)	(572,368)

Balance as of March 31, 2024		¥86,067	¥205,073	¥(550,808)	¥10,644,213	¥2,312,450	¥12,696,995	¥308,877	¥13,005,872
Comprehensive income for the year
Profit (loss) for the year					835,837		835,837	67,197	903,034
Other comprehensive income, net of tax	19					(136,687)	(136,687)	(71)	(136,758)

Total comprehensive income for the year					835,837	(136,687)	699,150	67,126	766,276
Reclassification to retained earnings	19				(10,058)	10,058	—		—
Transactions with owners and other
Dividends paid	19				(347,805)		(347,805)	(78,692)	(426,497)
Purchases of treasury stock				(722,365)			(722,365)		(722,365)
Disposal of treasury stock				328			328		328
Share-based payment transactions			226				226		226
Equity transactions and others								3,982	3,982

Total transactions with owners and other			226	(722,037)	(347,805)		(1,069,616)	(74,710)	(1,144,326)

Balance as of March 31, 2025		¥86,067	¥205,299	¥(1,272,845)	¥11,122,187	¥2,185,821	¥12,326,529	¥301,293	¥12,627,822

Comprehensive income for the year
Profit (loss) for the year					(423,941)		(423,941)	70,918	(353,023)
Other comprehensive income, net of tax	19					869,256	869,256	23,114	892,370

Total comprehensive income for the year					(423,941)	869,256	445,315	94,032	539,347
Reclassification to retained earnings	19				7,588	(7,588)	—		—
Transactions with owners and other
Dividends paid	19				(284,390)		(284,390)	(64,765)	(349,155)
Purchases of treasury stock				(670,933)			(670,933)		(670,933)
Disposal of treasury stock				663			663		663
Cancellation of treasury stock				1,046,188	(1,046,188)		—		—
Share-based payment transactions			(405)				(405)		(405)

Total transactions with owners and other			(405)	375,918	(1,330,578)		(955,065)	(64,765)	(1,019,830)

Other changes					733		733		733

Balance as of March 31, 2026		¥86,067	¥204,894	¥(896,927)	¥9,375,989	¥3,047,489	¥11,817,512	¥330,560	¥12,148,072

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 31, 2024, 2025 and 2026

		Yen (millions)
	Note	2024	2025	2026
Cash flows from operating activities:
Profit (loss) before income taxes		¥1,642,384	¥1,317,640	¥(403,300)
Depreciation, amortization and impairment losses excluding equipment on operating leases		794,366	742,863	1,303,263
Loss (gain) on disposal of property, plant and equipment and intangible assets		(5,224)	22,079	335,897
Share of (profit) loss of investments accounted for using the equity method		(110,817)	(982)	162,080
Finance income and finance costs, net		(141,250)	(169,976)	(61,735)
Interest income and interest costs from financial services, net		(152,041)	(171,854)	(191,268)
Changes in assets and liabilities
Trade receivables		(138,323)	69,199	(56,262)
Inventories		(67,833)	(79,464)	81,624
Trade payables		36,516	112,635	29,534
Accrued expenses		157,582	72,803	87,069
Provisions and retirement benefit liabilities		263,593	128,447	525,725
Receivables from financial services		(1,454,357)	(904,344)	(246,923)
Equipment on operating leases		12,661	(690,110)	(365,571)
Other assets and liabilities		58,325	(58,502)	(21,550)
Other, net		(42,995)	(14)	(15,357)
Dividends received		158,092	126,343	90,083
Interest received		560,709	737,648	790,595
Interest paid		(283,447)	(439,081)	(495,270)
Income taxes paid, net of refund		(540,663)	(523,178)	(413,373)

Net cash provided by operating activities		747,278	292,152	1,135,261
Cash flows from investing activities:
Payments for additions to property, plant and equipment		(348,680)	(510,803)	(612,065)
Payments for additions to and internally developed intangible assets		(259,985)	(336,632)	(285,480)
Proceeds from sales of property, plant and equipment and intangible assets		14,418	12,258	31,952
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		(18,544)	—	3,596
Payments for acquisitions of investments accounted for using the equity method		(173,767)	(157,013)	(74,800)
Proceeds from sales of investments accounted for using the equity method		—	21,486	29,708
Payments for acquisitions of other financial assets		(282,076)	(419,222)	(242,033)
Proceeds from sales and redemptions of other financial assets		201,367	447,960	296,956

Net cash used in investing activities		(867,267)	(941,966)	(852,166)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		10,020,736	8,988,964	7,542,779
Repayments of short-term financing liabilities		(10,045,118)	(8,648,271)	(8,228,184)
Proceeds from long-term financing liabilities		3,654,964	3,809,432	4,585,687
Repayments of long-term financing liabilities		(2,056,083)	(2,658,526)	(2,824,118)
Dividends paid to owners of the parent		(241,865)	(347,805)	(284,390)
Dividends paid to non-controlling interests		(66,855)	(67,186)	(78,199)
Purchases and sales of treasury stock, net		(250,009)	(722,037)	(670,270)
Repayments of lease liabilities		(80,513)	(78,137)	(80,222)
Other, net		(16,611)	4,043	—

Net cash provided by (used in) financing activities		918,646	280,477	(36,917)
Effect of exchange rate changes on cash and cash equivalents		352,894	(56,433)	343,504

Net change in cash and cash equivalents		1,151,551	(425,770)	589,682
Cash and cash equivalents at beginning of year		3,803,014	4,954,565	4,528,795

Cash and cash equivalents at end of year	5	¥4,954,565	¥4,528,795	¥5,118,477

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
(d) Changes in Presentation
Consolidated statements of cash flows
For the year ended March 31, 2025, loss (gain) on disposal of property, plant and equipment and intangible assets was included in “Other, net” within cash flows from operating activities. Considering the increase in quantitative materiality of this item, this has been presented as a separate line item from the year ended March 31, 2026. To reflect this change in presentation, the consolidated statements of cash flows for the year ended March 31, 2025 has been reclassified accordingly. As a result of this reclassification, ¥22,065 million previously presented as “Other, net” within cash flows from operating activities for the year ended March 31, 2025 has been presented separately into ¥22,079 million of “Loss (gain) on disposal of property, plant and equipment and intangible assets” and ¥(14) million of “Other, net” within cash flows from operating activities.
The consolidated statements of cash flows for the year ended March 31, 2024 has also been reclassified accordingly. As a result of this reclassification, ¥(48,219) million previously presented as “Other, net” within cash flows from operating activities for the year ended March 31, 2024 has been reclassified into ¥(5,224) million of “Loss (gain) on disposal of property, plant and equipment and intangible assets” and ¥(42,995) million of “Other, net” within cash flows from operating activities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(e) New Accounting Standards and Interpretations Not Yet Adopted
New or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Honda as of March 31, 2026 are as follows.
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
Financial assets are derecognized when the contractual rights to cash flows from the financial assets expire, or when the contractual rights to receive the cash flows from the financial assets are transferred and all risks and rewards of ownership of the financial assets are substantially transferred
.

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
All these derivatives are initially recognized as assets or liabilities and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes, except for the derivatives which the Company designates as cash flow hedges.
4) Hedge accounting
For foreign currency exposure and interest risk exposure due to foreign currency denominated transactions, the Company designates certain derivatives such as currency swaps as cash flow hedges. At inception of the hedge, the Company documents the risk management objective, nature of the risk being hedged, and relationship between hedging instruments and hedged items based on the strategy for undertaking the hedging applications.
At inception and on an ongoing basis, the Company also assesses whether the hedging instruments are effective in offsetting changes in the hedged transactions.
(Cash flow hedges)
The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts that were previously recognized in other comprehensive income relating to hedging instruments are reclassified to profit or loss in the same period when the cash flows of the hedged items are recognized in profit or loss.
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting. When hedge accounting is discontinued, the amount that has been accumulated in other comprehensive income relating to cash flow hedges remains in equity until the future cash flows affect profit or loss. If the hedged future cash flows are no longer expected to occur, the amount recognized in other comprehensive income is immediately reclassified to profit or loss.
5) Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statements of financial position, only when Honda currently has a legally enforceable right to offset the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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
Honda reflects the effect of uncertainty in the consolidated financial statements if Honda concludes it is not probable that the taxation authority will accept the tax treat ment.
Honda has adopted amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules” issued on May 23, 2023, and has neither recognized nor disclosed information about deferred tax assets and liabilities related to the income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic

Co-operation

and Development(OECD), including tax law that implements qualified domestic minimum top-up

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(a) Segment Information
Segment information as of and for the years ended March 31, 2024, 2025 and 2026 is as follows:
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of and for the year ended March 31, 2026

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥4,018,837	¥13,863,362	¥3,529,484	¥384,927	¥21,796,610	¥—	¥21,796,610
Intersegment	—	303,548	3,259	35,449	342,256	(342,256)	—

Total	4,018,837	14,166,910	3,532,743	420,376	22,138,866	(342,256)	21,796,610

Segment profit (loss)	¥731,926	¥(1,411,140)	¥275,532	¥(10,664)	¥(414,346)	¥—	¥(414,346)

Share of profit (loss) of investments accounted for using the equity method	¥65,206	¥(228,369)	¥—	¥1,083	¥(162,080)	¥—	¥(162,080)
Segment assets	2,713,735	12,484,767	17,282,581	593,582	33,074,665	434,620	33,509,285
Investments accounted for using the equity method	106,438	1,005,559	—	16,121	1,128,118	—	1,128,118
Depreciation and amortization	74,343	601,267	958,880	16,055	1,650,545	—	1,650,545
Capital expenditures	135,989	879,031	2,766,150	23,539	3,804,709	—	3,804,709
Impairment losses on non-financial assets	95	605,150	81,833	4,928	692,006	—	692,006
Provision (reversal) for credit and lease residual losses on receivables from financial services	—	—	87,920	—	87,920	—	87,920

Explanatory notes:

1.
Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit (loss), which is profit (loss) before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

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
4.
Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2024, 2025 and 2026 amounted to ¥1,573,834 million, ¥979,954 million and ¥
976,245
million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

5.
Provisions for product warranties accrued for the years ended March 31, 2024, 2025 and 2026 are ¥536,590 million, ¥454,502 million and ¥
319,613
million, respectively. These are mainly included in Automobile business.

6.
The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2024, 2025 and 2026 are ¥12,220 million, ¥120,919 million and ¥
49,804
million respectively. These are mainly included in Automobile business.

7.	Right-of-use assets are not included in Capital expenditures.
8.
The assets and liabilities related to a group of subsidiaries primarily engaged in the manufacture and sale of automobile parts are classified as held for sale as a disposal group in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” for the year ended March 31, 2026. Accordingly, an impairment loss of ¥48,328 million is recognized in cost of sales in the consolidated statements of income for the year ended March 31, 2026. The disposal group is mainly attributable to the Automobile business. The carrying amount of the assets classified as part of the disposal group after the recognition of the impairment loss amounts to ¥106,097 million as of March 31, 2026 and is included in “Other current assets” in the consolidated statements of financial position. In addition, the carrying amount of the liabilities classified as part of the disposal group is included in “Other current liabilities” in the consolidated statements of financial position and is immaterial. The balances of each class of assets and liabilities included in the disposal group are individually immaterial and have been omitted.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Product or Service Groups Information
Sales revenue by product or service groups of Honda for the years ended March 31, 2024, 2025 and 2026 is as follows:

	Yen (millions)
	2024	2025	2026
Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	¥3,220,168	¥3,626,603	¥4,018,837
Automobiles and relevant parts	15,227,546	15,818,947	15,327,187
Financial services	1,588,827	1,858,059	2,065,659
Power products and relevant parts	292,563	285,253	281,311
Others	99,698	99,905	103,616

Total	¥20,428,802	¥21,688,767	¥21,796,610

(c) Geographical Information
The sales revenue and carrying amounts of
non-current
assets other than financial instruments, deferred tax assets and net defined benefit assets based on the location of the Company and its subsidiaries as of and for the years ended March 31, 2024, 2025 and 2026 are as follows:
As of and for the year ended March 31, 2024

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,634,505	¥10,343,985	¥7,450,312	¥20,428,802
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,054,330	¥4,914,193	¥1,822,125	¥9,790,648
As of and for the year ended March 31, 2025

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,845,609	¥11,388,564	¥7,454,594	¥21,688,767
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,329,692	¥5,441,006	¥1,699,183	¥10,469,881
As of and for the year ended March 31, 2026

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales revenue	¥2,882,484	¥11,160,904	¥7,753,222	¥21,796,610
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,212,461	¥5,834,391	¥1,722,783	¥10,769,635

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(d) Impact on Automobile business due to changes in the EV market environment
The Company has been promoting initiatives toward electrification of its automobile business with the aim of achieving carbon neutrality for all products and corporate activities Honda is involved in by 2050. However, the business environment surrounding the Company has been changing rapidly, and the outlook remains uncertain. In the United States, the expansion of the EV market has slowed due to revisions to EV incentives and the easing of fossil fuel regulations, resulting in impacts such as a decrease in EV sales volume and an increase in sales incentives. Given the changes in the market environment, as part of the revision of its product launch plans, the Company decided during the year ended March 31, 2026 to cancel the launch and development of a certain EV model, and to discontinue production or reduce production volume for EV models jointly developed under a certain alliance agreement. Furthermore, on March 12, 2026, the Company reassessed its automobile electrification strategy and made additional decisions, including the cancellation of development and market launch of certain EV models that had been planned for production in North America. In addition, for certain EV models jointly developed with a joint venture of the Company and scheduled to be manufactured by the Company’s subsidiary in North America, the joint venture decided to cancel their development and market launch. In China, while the EV market continues to grow, competition has intensified due to the rapid emergence of new EV manufacturers. Under such a challenging and competitive environment, the Company has also revised its product launch plans for certain EV models.
As a result, for the year ended March 31, 2026, the Company and its certain consolidated subsidiaries recognized losses and expenses of ¥1,047,918 million in cost of sales, ¥7,889 million in selling, general and administrative expenses, ¥397,870 million in research and development expenses, and ¥124,128 million in share of profit (loss) of investments accounted for using the equity method in the consolidated statements of income. These losses and expenses are included in Automobile business. The breakdown of these losses and expenses is as follows.
Impairment losses and losses on disposal of non-financial assets
Impairment losses (¥521,377 million) and losses on disposal (¥331,426 million) of non-financial assets mainly consist of the following items and are recorded in cost of sales of ¥454,933 million and research and development expenses of ¥397,870 million in the consolidated statements of income for the year ended March 31, 2026.

-
Impairment losses (¥521,377 million): Impairment losses mainly on property, plant and equipment and other non-current assets (including manufacturing equipment) related to EV models in North America for which the Company decided to discontinue production or cancel development and market launch, as well as impairment losses on intangible assets (capitalized development costs) related to EV models discontinued in North America and certain EV models in China. The recoverable amount of these non-financial assets is measured at fair value less costs of disposal; however, as the assets cannot be practically sold or repurposed, the Company assessed the fair value less costs of disposal as zero. A Level 3 fair value hierarchy is assigned since observable inputs are not available.

-
Losses on disposal (¥331,426 million): Losses resulting from derecognition of intangible assets (capitalized development costs) related to EV models in North America for which development was canceled prior to market launch.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2026, the Company reached an agreement with the counterparty sharing control of the joint venture regarding compensation for the expenditures incurred by the Company’s consolidated subsidiary in North America, including investments in dedicated production equipment for EV models for which the joint venture decided to cancel development and market launch. Pursuant to the agreement, the Company’s consolidated subsidiary in North America recognized the compensation from the joint venture amounting to ¥66,492 million, in other receivables, which is presented within trade receivables in the consolidated statements of financial position and is included in cost of sales in the consolidated statements of income. In addition, the reimbursement costs recognized by the joint venture are included in the share of profit (loss) of investments accounted for using the equity method.
Share of profit (loss) of investments accounted for using the equity method
Share of profit (loss) of investments accounted for using the equity method (¥124,128 million) includes, in addition to the reimbursement costs recognized by the joint venture described above, impairment losses of ¥90,882 million on investments accounted for using the equity method related to certain joint ventures in China.
Provisions for EV-related losses
Provisions for EV-related losses include provisions recognized due to changes in the EV market environment and the reassessment of the automobile electrification strategy. Additional provisions (¥667,366 million) mainly consist of the following items:

-
Additional provisions of ¥106,296 million were recognized for an onerous contract under the alliance agreement, primarily due to a shift in the United States government policy, including the imposition of tariffs, the elimination of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs.

-
Additional provisions of ¥561,070 million were recognized for losses or expenses arising from contracts entered into with other parties in relation to EV models, including compensation related to alliance agreements and contracts for parts supply and procurement.

For information on subsequent event related to the reassessment of the automobile electrification strategy, see note 31.
(5) Cash and Cash Equivalents
Cash and cash equivalents as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Cash and deposits	¥3,261,111	¥3,852,220
Cash equivalents	1,267,684	1,214,608

Cash and cash equivalents in the consolidated statements of financial position	¥4,528,795	¥5,066,828

Cash and cash equivalents included in assets held for sale	¥—	¥51,649
Cash and cash equivalents in the consolidated statements of cash flows	¥4,528,795	¥5,118,477

Cash equivalents held by Honda mainly consist of money market funds and certificates of deposit. In addition, assets held for sale as of March 31, 2026 are presented in other current assets in the consolidated statements of financial position.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(6) Trade
Receivables
Trade receivables are classified as financial assets measured at amortized cost.
Trade receivables as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Trade accounts and notes receivable	¥894,214	¥922,805
Other	275,099	356,409
Allowance for impairment losses	(8,466)	(8,738)

Total	¥1,160,847	¥1,270,476

The changes in the allowance for impairment losses on trade receivables for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Balance at beginning of year	¥8,620	¥8,402	¥8,466

Remeasurement	¥274	¥490	¥75
Write-offs	(1,114)	(133)	(492)
Exchange differences on translating foreign operations	622	(293)	689

Balance at end of year	¥8,402	¥8,466	¥8,738

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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Receivables from financial services as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Consumer finance receivables:
Retail	¥8,034,504	¥8,903,853
Finance lease	253,559	269,310
Dealer finance receivables:
Wholesale	746,066	855,798

Subtotal	¥9,034,129	¥10,028,961

Allowance for credit losses	¥(82,125)	¥(108,374)
Unearned interest income and fees	(23,387)	(22,456)
Other	—	(4,635)

Total	¥8,928,617	¥9,893,496

Current assets	¥2,755,800	¥3,057,235
Non-current assets	6,172,817	6,836,261

Total	¥8,928,617	¥9,893,496

Finance lease receivables
The lease payments receivable under the finance leases by maturity as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Within 1 year	¥40,726	¥47,904
Between 1 and 2 years	46,851	40,601
Between 2 and 3 years	25,814	38,902
Between 3 and 4 years	18,542	19,724
Between 4 and 5 years	6,600	7,187
Later than 5 years	9,646	10,191

Undiscounted lease payments receivable	¥148,179	¥164,509

Unearned finance income	¥(11,623)	¥(13,732)

Unguaranteed residual value	¥93,616	¥96,077

Net investment in the lease	¥230,172	¥246,854

For the nature of the lessor’s leasing activities and the risk management strategy, see note 3(i) and (j).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Allowance for credit losses
The changes in the allowance for credit losses on receivables from financial services for the years ended March 31, 2024, 2025 and 2026 are as follows:
For the years ended March 31, 2024, 2025 and 2026

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Retail:
Balance as of April 1, 2023	¥26,467	¥11,072	¥8,544	¥46,083

Remeasurement	¥6,823	¥1,732	¥40,899	¥49,454
Write-offs	—	—	(36,663)	(36,663)
Exchange differences on translating foreign operations	3,849	1,474	1,282	6,605

Balance as of March 31, 2024	¥37,139	¥14,278	¥14,062	¥65,479

Remeasurement	¥5,422	¥5,695	¥59,389	¥70,506
Write-offs	—	—	(54,155)	(54,155)
Exchange differences on translating foreign operations	(1,533)	(484)	(1,363)	(3,380)

Balance as of March 31, 2025	¥41,028	¥19,489	¥17,933	¥78,450

Remeasurement	¥7,039	¥2,928	¥74,444	¥84,411
Write-offs	—	—	(67,409)	(67,409)
Exchange differences on translating foreign operations	4,174	1,801	2,951	8,926

Balance as of March 31, 2026	¥52,241	¥24,218	¥27,919	¥104,378

Finance lease:
Balance as of April 1, 2023	¥192	¥69	¥204	¥465

Remeasurement	¥46	¥15	¥16	¥77
Write-offs	—	—	(43)	(43)
Exchange differences on translating foreign operations	17	10	29	56

Balance as of March 31, 2024	¥255	¥94	¥206	¥555

Remeasurement	¥(79)	¥105	¥132	¥158
Write-offs	—	—	(29)	(29)
Exchange differences on translating foreign operations	1	(1)	3	3

Balance as of March 31, 2025	¥177	¥198	¥312	¥687

Remeasurement	¥52	¥(14)	¥211	¥249
Write-offs	—	—	(189)	(189)
Exchange differences on translating foreign operations	13	16	20	49

Balance as of March 31, 2026	¥242	¥200	¥354	¥796

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Wholesale:
Balance as of April 1, 2023	¥976	¥10	¥1,118	¥2,104

Remeasurement	¥377	¥49	¥100	¥526
Write-offs	—	—	6	6
Exchange differences on translating foreign operations	149	3	177	329

Balance as of March 31, 2024	¥1,502	¥62	¥1,401	¥2,965

Remeasurement	¥172	¥(27)	¥154	¥299
Write-offs	—	—	(82)	(82)
Exchange differences on translating foreign operations	(6)	—	(188)	(194)

Balance as of March 31, 2025	¥1,668	¥35	¥1,285	¥2,988

Remeasurement	¥164	¥(15)	¥(249)	¥(100)
Write-offs	—	—	(45)	(45)
Exchange differences on translating foreign operations	161	4	192	357

Balance as of March 31, 2026	¥1,993	¥24	¥1,183	¥3,200

Total:
Balance as of April 1, 2023	¥27,635	¥11,151	¥9,866	¥48,652

Remeasurement	¥7,246	¥1,796	¥41,015	¥50,057
Write-offs	—	—	(36,700)	(36,700)
Exchange differences on translating foreign operations	4,015	1,487	1,488	6,990

Balance as of March 31, 2024	¥38,896	¥14,434	¥15,669	¥68,999

Remeasurement	¥5,515	¥5,773	¥59,675	¥70,963
Write-offs	—	—	(54,266)	(54,266)
Exchange differences on translating foreign operations	(1,538)	(485)	(1,548)	(3,571)

Balance as of March 31, 2025	¥42,873	¥19,722	¥19,530	¥82,125

Remeasurement	¥7,255	¥2,899	¥74,406	¥84,560
Write-offs	—	—	(67,643)	(67,643)
Exchange differences on translating foreign operations	4,348	1,821	3,163	9,332

Balance as of March 31, 2026	¥54,476	¥24,442	¥29,456	¥108,374

For more information on allowance for credit losses, see note 25(d).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(8) Other Financial Assets
Other financial assets as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Financial assets measured at amortized cost:
Receivables other than trade receivables and receivables from financial services	¥120,067	¥291,627
Debt securities	84,018	41,564
Guaranty deposits	15,297	15,837
Restricted cash	117,260	112,937
Other	11,063	8,523
Allowance for impairment losses	(2,513)	(2,409)
Financial assets measured at fair value through other comprehensive income:
Debt securities	34,872	31,920
Equity securities	434,592	633,875
Financial assets measured at fair value through profit or loss:
Derivatives	133,077	182,244
Debt securities	134,204	127,834
Derivatives to which hedge accounting is applied	—	64,541

Total	¥1,081,937	¥1,508,493

Current assets	¥208,478	¥296,974
Non-current assets	873,459	1,211,519

Total	¥1,081,937	¥1,508,493

The changes in the allowance for impairment losses on other financial assets for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Balance at beginning of year	¥2,988	¥2,748	¥2,513

Remeasurement	¥97	¥18	¥178
Write-offs	(345)	(253)	(284)
Exchange differences on translating foreign operations	8	(0)	2

Balance at end of year	¥2,748	¥2,513	¥2,409

The allowance for impairment losses on other financial assets for the years ended March 31, 2024, 2025 and 2026 are mainly for credit-impaired financial assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Major securities included in the equity securities designated as financial assets measured at fair value through other comprehensive income as of March 31, 2025 and 2026 are as follows:
As of March 31, 2025

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥215,612
Stanley Electric Co., Ltd.	46,951
Renesas Electronics Corporation	35,083
NIKKON Holdings Co., Ltd.	13,186
GS Yuasa Corporation	11,711
Chubb Limited	11,703
As of March 31, 2026

Yen (millions)
Fair value
Contemporary Amperex Technology Co., Ltd.	¥384,328
Stanley Electric Co., Ltd.	47,846
Renesas Electronics Corporation	37,978
GS Yuasa Corporation	25,940
NIKKON Holdings Co., Ltd.	20,832
Chubb Limited	13,506
Honda sells (derecognizes) the equity securities designated as financial assets measured at fair value through other comprehensive income for the purpose of improving efficiency in the utilization of resources and reviewing trade relationships, among other reasons.
The fair values at the date of derecognition and cumulative net gains or losses recognized in other comprehensive income in equity for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Fair value	¥2,452	¥61,586	¥36,911
Cumulative net gain or loss	¥(527)	¥(55,090)	¥26,292
(9) Inventories
Inventories as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Finished goods	¥1,582,755	¥1,585,283
Work in process	80,730	91,558
Raw materials	807,105	854,325

Total	¥2,470,590	¥2,531,166

The amounts of write-down of inventories recognized as an expense for the years ended March 31, 2024, 2025 and 2026 are ¥12,220 million, ¥120,919 million and ¥
49,804
million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(10) Investments accounted for using the equity method
Honda’s equity in affiliates and joint ventures as of March 31, 2025 and 2026 is as follows:

	Yen (millions)
	2025	2026
Investments accounted for using the equity method:
Affiliates	¥854,536	¥836,276
Joint ventures	388,078	291,842

Total	¥1,242,614	¥1,128,118

For the year ended March 31, 2026, the Company performed impairment test for investments accounted for using the equity method related to a certain joint venture in China because there was objective evidence of impairment due to a significant deterioration of profitability for the year ended March 31, 2026, resulting from intensified competition in China. The Company recognized impairment losses of ¥90,882 million for the year ended March 31, 2026 to the recoverable amounts based on the value in use derived from updated business forecasts. The impairment losses are included in share of profit (loss) of investments accounted for using the equity method in the consolidated statements of income and included in Automobile business. The business plan used reflects management’s best estimate. However, changes in assumptions may affect future recoverable amounts and impairment losses.
For the years ended March 31, 2024 and 2025, the Company did not recognize any significant impairment losses.
Honda’s share of comprehensive income of affiliates and joint ventures for the years ended March 31, 2024, 2025 and 2026 is as follows:

	Yen (millions)
	2024	2025	2026
Profit for the year:
Affiliates	¥26,490	¥15,838	¥(17,014)
Joint ventures	84,327	(14,856)	(145,066)

Total	¥110,817	¥982	¥(162,080)

Other comprehensive income:
Affiliates	¥31,797	¥18,305	¥24,471
Joint ventures	30,856	(6,403)	38,956

Total	¥62,653	¥11,902	¥63,427

Comprehensive income for the year:
Affiliates	¥58,287	¥34,143	¥7,457
Joint ventures	115,183	(21,259)	(106,110)

Total	¥173,470	¥12,884	¥(98,653)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of affiliates as of March 31, 2025 and 2026, and for the years ended March 31, 2024, 2025 and 2026 is as follows:

	Yen (millions)
For the year ended March 31, 2024	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Sales revenue	¥178,964	¥4,425,320	¥10,335	¥4,614,619
Profit for the year	12,744	38,348	2,193	53,285

	Yen (millions)
As of and for the year ended March 31, 2025	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥46,092	¥1,971,257	¥32,727	¥2,050,076
Non-current assets	18,217	2,770,810	24,559	2,813,586

Total assets	64,309	4,742,067	57,286	4,863,662

Current liabilities	19,386	1,549,786	6,630	1,575,802
Non-current liabilities	1,919	499,907	541	502,367

Total liabilities	21,305	2,049,693	7,171	2,078,169

Total equity	¥43,004	¥2,692,374	¥50,115	¥2,785,493

Sales revenue	¥153,727	¥4,451,855	¥17,845	¥4,623,427
Profit for the year	12,978	87,996	3,047	104,021

	Yen (millions)
As of and for the year ended March 31, 2026	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥59,611	¥2,417,433	¥28,692	¥2,505,736
Non-current assets	21,027	2,733,794	25,388	2,780,209

Total assets	80,638	5,151,227	54,080	5,285,945

Current liabilities	23,612	1,726,322	6,514	1,756,448
Non-current liabilities	2,349	721,007	437	723,793

Total liabilities	25,961	2,447,329	6,951	2,480,241

Total equity	¥54,677	¥2,703,898	¥47,129	¥2,805,704

Sales revenue	¥191,970	¥4,334,184	¥17,977	¥4,544,131
Profit for the year	17,069	10,378	1,964	29,411

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Combined financial information in respect of joint ventures as of March 31, 2025 and 2026, and for the years ended March 31, 2024, 2025 and 2026 is as follows:

	Yen (millions)
For the year ended March 31, 2024	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Sales revenue	¥1,103,578	¥4,003,276	¥4,183	¥5,111,037
Profit for the year	100,242	67,056	1,674	168,972

	Yen (millions)
As of and for the year ended March 31, 2025	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥383,566	¥919,732	¥4,892	¥1,308,190
Non-current assets	185,883	631,036	1,153	818,072

Total assets	569,449	1,550,768	6,045	2,126,262

Current liabilities	326,185	874,653	2,119	1,202,957
Non-current liabilities	71,439	78,792	3,266	153,497

Total liabilities	397,624	953,445	5,385	1,356,454

Total equity	¥171,825	¥597,323	¥660	¥769,808

Sales revenue	¥1,181,238	¥2,723,204	¥4,943	¥3,909,385
Profit for the year	108,842	(139,636)	1,398	(29,396)

	Yen (millions)
As of and for the year ended March 31, 2026	Motorcycle Business	Automobile Business	Power Products and Other Businesses	Total
Current assets	¥423,037	¥930,195	¥3,778	¥1,357,010
Non-current assets	182,897	551,504	1,262	735,663

Total assets	605,934	1,481,699	5,040	2,092,673

Current liabilities	371,144	852,346	832	1,224,322
Non-current liabilities	68,951	71,904	3,557	144,412

Total liabilities	440,095	924,250	4,389	1,368,734

Total equity	¥165,839	¥557,449	¥651	¥723,939

Sales revenue	¥1,226,487	¥1,902,570	¥5,828	¥3,134,885
Profit for the year	119,253	(229,264)	1,345	(108,666)

HONDA
MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(11) Equipment on Operating Leases
Equipment on operating leases are mainly vehicles.
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of equipment on operating leases for the years ended March 31, 2025 and 2026 are as follows:
(Cost)

Yen (millions)
Balance as of April 1, 2024	¥6,678,707

Additions	¥3,134,025
Sales or disposal	(2,608,962)
Exchange differences on translating foreign operations	(112,651)
Other	—

Balance as of March 31, 2025	¥7,091,119

Additions	¥2,764,248
Sales or disposal	(2,211,986)
Exchange differences on translating foreign operations	436,078
Other	—

Balance as of March 31, 2026	¥8,079,459

(Accumulated depreciation and impairment losses)

Yen (millions)
Balance as of April 1, 2024	¥(1,475,939)

Depreciation	¥(876,860)
Sales or disposal	1,020,755
Exchange differences on translating foreign operations	21,499
Other	(32,387)

Balance as of March 31, 2025	¥(1,342,932)

Depreciation	¥(954,102)
Sales or disposal	815,485
Exchange differences on translating foreign operations	(78,931)
Other*	(85,186)

Balance as of March 31, 2026	¥(1,645,666)

Explanatory note:

*	Other for the year ended March 31, 2026 includes impairment losses on leased electric vehicles, mainly due to declines in estimated end of term residual values.
(Carrying amount)

Yen (millions)
Balance as of March 31, 2025	¥5,748,187
Balance as of March 31, 2026	6,433,793

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Future lease payments)
Future lease payments expected to be received under the operating leases by maturity as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Within 1 year	¥966,028	¥1,071,460
Between 1 and 2 years	741,093	771,480
Between 2 and 3 years	364,347	369,762
Between 3 and 4 years	114,240	115,901
Between 4 and 5 years	32,341	34,209
Later than 5 years	12,540	12,061

Total	¥2,230,589	¥2,374,873

Future lease payments expected to be received as shown above should not necessarily be considered indicative of future cash collections.
(Lease income)
Operating leases income for the years ended March 31, 2025 and 2026 are ¥1,256,945 million and ¥1,383,758 million, respectively.
(12) Property, Plant and Equipment
The changes in cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended March 31, 2025 and 2026 are as follows:
(Cost)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2024	¥674,562	¥2,954,398	¥7,156,049	¥219,879	¥11,004,888

Additions	14,867	36,761	98,025	463,013	612,666
Reclassification	3,336	84,185	292,186	(379,707)	—
Sales or disposal	(9,128)	(39,708)	(295,604)	—	(344,440)
Exchange differences on translating foreign operations	(2,385)	(26,961)	(117,006)	(5,476)	(151,828)
Other	6	(3,179)	(2,949)	(2,128)	(8,250)

Balance as of March 31, 2025	¥681,258	¥3,005,496	¥7,130,701	¥295,581	¥11,113,036

Additions	8,500	44,656	80,698	704,589	838,443
Reclassification	4,372	84,869	239,373	(328,614)	—
Sales or disposal	(3,414)	(100,687)	(356,226)	(3,173)	(463,500)
Transfers to assets held for sale	(16,578)	(43,796)	(164,120)	(1,016)	(225,510)
Exchange differences on translating foreign operations	14,813	128,530	405,163	28,978	577,484
Other	154	(916)	(7,179)	(4,128)	(12,069)

Balance as of March 31, 2026	¥689,105	¥3,118,152	¥7,328,410	¥692,217	¥11,827,884

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated depreciation and impairment losses)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2024	¥(25,442)	¥(1,845,450)	¥(5,899,182)	¥(401)	¥(7,770,475)

Depreciation	(6,399)	(106,045)	(419,365)	—	(531,809)
Sales or disposal	3,372	34,386	263,760	—	301,518
Exchange differences on translating foreign operations	44	15,566	95,475	—	111,085
Other	(355)	(2,909)	(10,132)	(38)	(13,434)

Balance as of March 31, 2025	¥(28,780)	¥(1,904,452)	¥(5,969,444)	¥(439)	¥(7,903,115)

Depreciation	(6,988)	(108,060)	(372,605)	—	(487,653)
Impairment losses...	(291)	(530)	(27,463)	(373,838)	(402,122)
Sales or disposal	1,365	95,110	322,206	—	418,681
Transfers to assets held for sale	1,447	30,728	146,497	—	178,672
Exchange differences on translating foreign operations	(473)	(80,152)	(348,101)	(7,107)	(435,833)
Other	(211)	244	(201)	36	(132)

Balance as of March 31, 2026	¥(33,931)	¥(1,967,112)	¥(6,249,111)	¥(381,348)	¥(8,631,502)

(Carrying amount)

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Construction in progress	Total
Balance as of March 31, 2025	¥652,478	¥1,101,044	¥1,161,257	¥295,142	¥3,209,921
Balance as of March 31, 2026	655,174	1,151,040	1,079,299	310,869	3,196,382
For commitments for purchases of property, plant and equipment, see note 28.
For the details of EV-related impairment losses, see note 4(d).
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

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of the
right-of-use
assets for the years ended March 31, 2025 and 2026 are as follows:

	Yen (millions)
	Land	Buildings and structures	Machinery and equipment	Total
Balance as of April 1, 2024	¥91,186	¥137,598	¥94,227	¥323,011

Additions	5,689	33,006	36,544	75,239
Depreciation	(6,399)	(19,110)	(50,115)	(75,624)
Other	(3,839)	(7,669)	(1,413)	(12,921)

Balance as of March 31, 2025	¥86,637	¥143,825	¥79,243	¥309,705

Additions	8,500	38,740	39,824	87,064
Depreciation	(6,988)	(26,452)	(43,927)	(77,367)
Other	1,032	(366)	(729)	(63)

Balance as of March 31, 2026	¥89,181	¥155,747	¥74,411	¥319,339

(13) Intangible Assets
The changes in cost, accumulated amortization and impairment losses, and carrying amounts of intangible assets for the years ended March 31, 2025 and 2026 are as follows:
(Cost)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2024	¥1,101,561	¥597,982	¥130,629	¥1,830,172

Additions	¥—	¥20,330	¥2,153	¥22,483
Internally developed	287,098	55,775	—	342,873
Sales or disposal	(50,588)	(6,880)	(21,365)	(78,833)
Exchange differences on translating foreign operations	(793)	(5,754)	(2,099)	(8,646)
Other	1,616	5,352	206	7,174

Balance as of March 31, 2025	¥1,338,894	¥666,805	¥109,524	¥2,115,223

Additions	¥—	¥26,064	¥2,931	¥28,995
Internally developed	198,806	61,280	—	260,086
Sales or disposal	(539,135)	(50,744)	(9,648)	(599,527)
Exchange differences on translating foreign operations	16,219	30,460	9,019	55,698
Other	1,756	(4,245)	(1,030)	(3,519)

Balance as of March 31, 2026	¥1,016,540	¥729,620	¥110,796	¥1,856,956

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Accumulated amortization and impairment losses)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of April 1, 2024	¥(372,370)	¥(445,892)	¥(12,221)	¥(830,483)

Amortization	¥(162,579)	¥(40,549)	¥(1,008)	¥(204,136)
Sales or disposal	37,207	6,041	302	43,550
Exchange differences on translating foreign operations	(39)	3,650	168	3,779
Other	18	(124)	(1,808)	(1,914)

Balance as of March 31, 2025	¥(497,763)	¥(476,874)	¥(14,567)	¥(989,204)

Amortization	¥(165,607)	¥(40,769)	¥(2,414)	¥(208,790)
Impairment losses	(69,602)	(217)	(34,333)	(104,152)
Sales or disposal	209,740	45,731	23	255,494
Exchange differences on translating foreign operations	(8,758)	(21,879)	(2,907)	(33,544)
Other	3,498	2,757	1,745	8,000

Balance as of March 31, 2026	¥(528,492)	¥(491,251)	¥(52,453)	¥(1,072,196)

(Carrying amount)

	Yen (millions)
	Capitalized development costs	Software	Other	Total
Balance as of March 31, 2025	¥841,131	¥189,931	¥94,957	¥1,126,019
Balance as of March 31, 2026	488,048	238,369	58,343	784,760
Amortization, impairment losses and losses on disposal of capitalized development costs is included in research and development, and amortization of other intangible assets is included in cost of sales, selling, general and administrative, and research and development in the consolidated statements of income.
For commitments for purchases of intangible assets, see note 28.
For the details of EV-related impairment losses and losses on disposal, see note 4(d).
(14) Trade Payables
Trade payables are classified as financial liabilities measured at amortized cost.
Trade payables as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Trade accounts and notes payable	¥1,359,175	¥1,438,658
Other	304,312	342,940

Total	¥1,663,487	¥1,781,598

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(15) Financing Liabilities
Financing liabilities are classified as financial liabilities measured at amortized cost.
Financing liabilities presented in current liabilities as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Current:
Commercial paper	¥1,114,208	¥657,136
Loans	475,728	389,253
Medium-term notes	164,457	95,920
Asset-backed securities	75,511	89,255

Subtotal	¥1,829,904	¥1,231,564

Reclassification from non-current liabilities (Current portion)	¥2,667,843	¥3,773,148

Total	¥4,497,747	¥5,004,712

The weighted average interest rates for financing liabilities presented in current liabilities (excluding reclassification from non-current
liabilities) as of March 31, 2025 and 2026 are as follows:

	2025	2026
Weighted average interest rate	4.15%	3.38%
Financing liabilities presented in
non-current
liabilities as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Non-current:
Loans	¥984,333	¥1,321,417
Medium-term notes	5,900,016	7,026,249
Corporate bonds	866,042	1,439,571
Asset-backed securities	1,870,972	2,461,062

Subtotal	¥9,621,363	¥12,248,299

Reclassification to current liabilities (Current portion)	¥(2,667,843)	¥(3,773,148)

Total	¥6,953,520	¥8,475,151

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The interest rate range and payment due date for financing liabilities presented in non-current
liabilities (including reclassification to current liabilities) as of March 31, 2025 and 2026 are as follows:

	2025	2026
Loans	Interest rate: 0.14% - 13.30% Due: 2025 - 2046	Interest rate: 0.14% - 11.82% Due: 2026 - 2046
Medium-term notes	Interest rate: 0.30% - 5.85% Due: 2025 - 2035	Interest rate: 0.30% - 5.85 % Due: 2026 - 2036
Corporate bonds	Interest rate: 0.09% - 2.97% Due: 2025 - 2032	Interest rate: 0.09% - 5.34% Due: 2026 - 2036
Asset-backed securities	Interest rate: 0.11% - 5.87% Due: 2025 - 2029	Interest rate: 0.36% - 5.67% Due: 2026 - 2030
(Pledged assets)
Pledged assets for financing liabilities as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Trade receivables	¥27,365	¥28,370
Receivables from financial services	1,980,042	2,631,644
Inventories	1,772	1,017
Equipment on operating leases	92,822	99,137
Property, plant and equipment	2,779	2,773

Total	¥2,104,780	¥2,762,941

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
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(Reconciliation of liabilities arising from financing activities)
The changes in liabilities arising from financing activities for the years ended March 31, 2024, 2025 and 2026 are as follows:
For the year ended March 31, 2024

	Yen (millions)
	Balance as of April 1, 2023	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2024
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,365,775	¥(24,382)	¥—	¥—	¥177,888	¥—	¥(2,434)	¥1,516,847
Long-term financing liabilities	6,299,393	1,593,898	—	—	751,082	—	2,337	8,646,710
Lease liabilities	315,958	(80,513)	—	92,612	9,509	—	(5,160)	332,406
Derivative financial liabilities (assets) *	65,276	4,983	(36,665)	—	11,112	(32,957)	—	11,749

Total	¥8,046,402	¥1,493,986	¥(36,665)	¥92,612	¥949,591	¥(32,957)	¥(5,257)	¥10,507,712

For the year ended March 31, 2025

	Yen (millions)
	Balance as of April 1, 2024	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2025
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,516,847	¥340,693	¥—	¥—	¥(30,130)	¥—	¥2,494	¥1,829,904
Long-term financing liabilities	8,646,710	1,119,418	—	—	(149,634)	—	4,869	9,621,363
Lease liabilities	332,406	(78,137)	—	76,919	(1,427)	—	(6,838)	322,923
Derivative financial liabilities (assets) *	11,749	31,488	(35,007)	—	(621)	2,532	—	10,141

Total	¥10,507,712	¥1,413,462	¥(35,007)	¥76,919	¥(181,812)	¥2,532	¥525	¥11,784,331

For the year ended March 31, 2026

	Yen (millions)
	Balance as of April 1, 2025	Cash flows from financing activities	Cash flows from operating activities	Non-cash changes				Balance as of March 31, 2026
				Acquisitions	Changes in foreign currency exchange rates	Changes in fair value	Other
Short-term financing liabilities	¥1,829,904	¥(685,405)	¥—	¥—	¥90,254	¥—	¥(3,189)	¥1,231,564
Long-term financing liabilities	9,621,363	1,757,609	—	—	860,734	—	8,593	12,248,299
Lease liabilities	322,923	(80,222)	—	82,789	6,512	—	(5,058)	326,944
Derivative financial liabilities (assets) *	10,141	3,960	(33,225)	—	(567)	(136,758)	—	(156,449)

Total	¥11,784,331	¥995,942	¥(33,225)	¥82,789	¥956,933	¥(136,758)	¥346	¥13,650,358

F-4
9

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

(16) Other Financial Liabilities
Other financial liabilities as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
	2025	2026
Financial liabilities measured at amortized cost	¥83,747	¥131,675
Financial liabilities measured at fair value through profit or loss:
Derivatives	171,630	122,477
Lease liabilities	322,923	326,944

Total	¥578,300	¥581,096

Current liabilities	¥276,861	¥264,598
Non-current liabilities	301,439	316,498

Total	¥578,300	¥581,096

(17) Provisions
The components of and changes in provisions for the year ended March 31, 2026 are as follows:

	Yen (millions)
	Product warranties *1	EV-related losses *2	Other	Total
Balance as of April 1, 2025	¥858,103	¥52,199	¥145,413	¥1,055,715

Additional provisions	¥319,613	¥667,366	¥68,605	¥1,055,584
Write-offs	(354,596)	(82,954)	(48,734)	(486,284)
Reversal	(19,037)	—	(18,538)	(37,575)
Other	63,085	10,886	22,065	96,036

Balance as of March 31, 2026	¥867,168	¥647,497	¥168,811	¥1,683,476

Current liabilities and
non-current
liabilities of provisions as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Current liabilities	¥388,441	¥948,252
Non-current liabilities	667,274	735,224

Total	¥1,055,715	¥1,683,476

Explanatory note:

*1
Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls.

F-
5
0

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(i) Honda recognizes general estimated warranty costs at the time products are sold to customers and estimates based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims.
(ii) Honda recognizes specific estimated warranty program costs as follows.
Honda accrues the provisions comprehensively for specific warranty programs of automobile products manufactured at our major production bases at the time of vehicle sales.
The estimated specific warranty costs are measured by the number of units sold over the past fiscal years and specific warranty cost per unit expected to be incurred (specific warranty cost per unit) after vehicle sales over their product life based on our historical experience. Expected specific warranty cost per unit is calculated based on the actual warranty costs incurred over specific range of past periods such as the average useful product life. This estimate is inherently uncertain as it is based on our historical experience as described above. Consequently, the actual specific warranty cost per unit may differ from the expected cost per unit and result in adjustments to the provisions in future reporting periods. The difference from estimated specific warranty cost per unit can be primarily driven by actual repair costs such as parts and labor.
In addition to the provisions comprehensively accrued, estimates of certain warranty program costs are individually made when it is deemed appropriate by considering its nature and magnitude of each program. Honda recognizes those provisions when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provisions are estimated based on the expected level of future warranty costs, including the expected number of units to be affected and the estimated repair cost per unit for warranty claims.
Honda also accrues the provisions individually for specific warranty programs of our products manufactured at our production bases other than major automobile production bases.
Provisions for (i) and (ii) product warranties are utilized for expenditures based on the demand from customers and dealers. A portion of the product warranties is expected to be reimbursed by agreement with suppliers. The amount of expected reimbursement is ¥116,067 million as of March 31, 2026.

*2
Due to an increase in quantitative materiality as of the year ended March 31, 2026, provisions for
EV-related
losses which had been included in “Other” as of the year ended March 31, 2025, are presented separately. Accordingly, the balance as of April 1, 2025 has been reclassified.

Provisions for EV-related losses consist of the following:
(i) Provisions for the onerous contract under an alliance agreement Provisions for the onerous contract as of April 1, 2025 and March 31, 2026, are ¥52,199 million and ¥
86,302
 million, respectively.
Honda has a long-term supply agreement for EV models jointly developed with an alliance partner. Provisions are recognized and measured as onerous contracts when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it. For the year ended March 31, 2026, Honda recognized additional provisions of ¥106,296 million for the onerous contract. This increase was primarily driven by a shift in the United States government policy, including the imposition of tariffs, the abolition of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs. Outflows of resources embodying economic benefits related to these onerous contracts are expected to occur within one year from March 31, 2026.

F-
5
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(ii) Provisions for losses or expenses arising from contracts entered into with other parties in relation to EV models
The ending balance of these provisions as of March 31, 2026 is ¥561,195 million.
Honda has entered into various agreements with alliance partners and other suppliers, including contracts for joint development of EV models, procurement of parts, and the supply of EV models. Certain of these contracts contain clauses that require compensation to be paid in the event that minimum purchase quantities are not met or purchase orders are canceled. In connection with these agreements, following the decisions made during the year ended March 31, 2026 to cancel the development and market launch of EV models planned for production in North America, as well as to discontinue production or reduce production volumes of EV models jointly developed under a certain alliance agreement, Honda had initiated discussions with certain alliance partners regarding compensation by March 31, 2026. Provisions are recognized for losses or expenses related to additional payments to suppliers arising from these agreements when it is probable that an outflow of resources embodying economic benefits will be required and when the amount can be reliably estimated. For the year ended March 31, 2026, Honda recognized additional provisions of ¥561,070 million. These provisions are measured taking into account the status of negotiations, and the timing of outflows of resources embodying economic benefits is subject to change depending on the progress of discussions with other parties and changes in circumstances.
For commitments with related parties associated with the compensation, see note 30.

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

F-
5
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Defined benefit obligations and plan assets
The changes in present value of defined benefit obligations and fair value of plan assets of the Company and certain of its consolidated subsidiaries for the years ended March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Present value of defined benefit obligations:
Balance at beginning of year	¥1,081,392	¥1,037,123	¥980,252	¥1,006,596

Current service cost	24,203	19,077	21,419	19,615
Interest cost	16,392	50,717	21,486	50,632
Plan participants’ contributions	—	4,022	—	3,841
Remeasurements:
Changes in demographic assumptions	980	1,982	(3,235)	3,344
Changes in financial assumptions	(83,744)	(28,838)	(79,242)	(19,047)
Other	3,325	8,516	(2,132)	14,447
Benefits paid	(62,296)	(63,038)	(58,011)	(72,880)
Exchange differences on translating foreign operations	—	(22,965)	—	79,598

Balance at end of year	¥980,252	¥1,006,596	¥880,537	¥1,086,146

Fair value of plan assets:
Balance at beginning of year	¥1,247,059	¥993,401	¥1,199,267	¥958,328

Interest income	19,164	52,338	26,657	48,176
Actual return on plan assets, excluding interest income	(27,278)	(19,496)	63,950	7,757
Employer contributions	19,349	15,683	16,896	21,944
Plan participants’ contributions	—	4,022	—	3,841
Benefits paid	(59,027)	(63,038)	(55,091)	(72,880)
Exchange differences on translating foreign operations	—	(24,582)	—	79,116

Balance at end of year	¥1,199,267	¥958,328	¥1,251,679	¥1,046,282

Effects of asset ceiling	195,916	37,807	345,141	70,054

Net defined benefit liabilities (assets)	¥(23,099)	¥86,075	¥(26,001)	¥109,918

Retirement benefit assets included in net defined benefit liabilities (assets) as of March 31, 2025 and 2026 are ¥
185,835
million and
¥187,988
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
The fair value of the Japanese and foreign pension plan assets by asset category as of March 31, 2025 and 2026 is as follows:
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

F-5
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

As of March 31,
2026

	Yen (millions)
	Japanese plans			Foreign plans
	Market price in active market			Market price in active market
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and cash equivalents	¥13,585	¥—	¥13,585	¥13,491	¥—	¥13,491
Equity securities:
Japan	21,501	—	21,501	683	—	683
United States	207,710	—	207,710	12,903	—	12,903
Other	177,745	46	177,791	7,474	2,281	9,755
Debt securities:
Japan	42,351	1,862	44,213	—	1,508	1,508
United States	132,985	33,228	166,213	—	216,100	216,100
Other	110,580	152,253	262,833	—	15,405	15,405
Group annuity insurance:
General accounts	—	39,574	39,574	—	—	—
Separate accounts	—	34,851	34,851	—	—	—
Pooled funds:
Real estate funds	—	713	713	—	87,445	87,445
Private equity funds	—	—	—	—	144,927	144,927
Hedge funds	—	135,314	135,314	—	1,586	1,586
Commingled and other mutual funds	1,524	152,818	154,342	—	348,676	348,676
Insurance Contracts	—	—	—	—	127,441	127,441
Other	(140)	(6,821)	(6,961)	381	65,981	66,362

Total	¥707,841	¥543,838	¥1,251,679	¥34,932	¥1,011,350	¥1,046,282

3) Actuarial assumptions
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2025 and 2026 are as follows:

	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	2.3%	4.6 - 5.9%	3.1%	4.8 - 6.2%
Rate of salary increase	1.6%	2.0 - 4.9%	1.6%	2.0 - 3.5%
4) Sensitivity analysis
The effects on defined benefit obligations of 0.5% increase or decrease in the discount rate as of March 31, 2025 and 2026 are as follows:

Yen (millions)
	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
0.5% decrease	¥58,739 increase	¥62,310 increase	¥47,737 increase	¥62,969 increase
0.5% increase	¥53,176 decrease	¥55,111 decrease	¥43,353 decrease	¥57,522 decrease

F-5
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

This sensitivity analysis shows changes in defined benefit obligations as of March 31, 2025 and 2026, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.
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
The Company and certain of its consolidated subsidiaries expect to contribute ¥16,611 million to its Japanese pension plans and ¥30,261 million to its foreign pension plans in the year ending March 31, 202
7
.
The weighted average duration of defined benefit obligations as of March 31, 2025 and 2026 are as follows:

	2025		2026
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration of defined benefit obligations	11 years	10 years	10 years	10 years
(b) Personnel Expenses
Personnel expenses included in the consolidated statements of income for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Personnel expenses	¥1,807,731	¥1,934,596	¥2,021,349
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
Financing liabilities and equity of Honda as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Financing liabilities	¥11,451,267	¥13,479,863
Equity	12,627,822	12,148,072

F-5
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Common Stock
The Company’s total number of shares authorized and issued for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Shares
	2024	2025	2026
Total number of authorized shares
Balance at end of year
Common shares, no par value	7,086,000,000	7,086,000,000	7,086,000,000
Total number of issued shares
Balance at beginning of year	1,811,428,430	5,280,000,000	5,280,000,000
Changes during the year *	3,468,571,570	—	(747,000,000)
Balance at end of year	5,280,000,000	5,280,000,000	4,533,000,000

Explanatory notes:

*1	As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023.
*2	As of February 29, 2024, the Company cancelled 154,285,290 shares of its treasury stock based on the resolution of the Board of Directors Meeting on February 8, 2024.
*3	As of February 27, 2026, the Company cancelled 747,000,000 shares of its treasury stock based on the resolution of the Board of Directors Meeting on February 10, 2026.
All of the issued shares as of March 31, 2024, 2025 and 2026 have been paid in full.
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
Retained earnings as of March 31, 2026 includes ¥293,864 million relating to Honda’s equity in undistributed earnings of affiliates and joint ventures.
(d) Treasury Stock
The total number of the Company’s treasury stock held by Honda as of March 31, 2024, 2025 and 2026 is as follows:

	Shares
	2024	2025	2026
Common shares	451,092,624	933,490,429	640,419,559

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
(e) Other Components of Equity
The changes in other components of equity for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	Remeasurements of defined benefit plans	Net changes in revaluation of financial assets measured at fair value through other comprehensive income	Exchange differences on translating foreign operations	Cash flow hedge	Total
Balance as of April 1, 2023	¥—	¥126,940	¥1,290,457	¥—	¥1,417,397

Adjustment during the year	¥(18,194)	¥(17,924)	¥913,456	¥—	¥877,338
Reclassification to retained earnings	18,194	(479)	—	—	17,715

Balance as of March 31, 2024	¥—	¥108,537	¥2,203,913	¥—	¥2,312,450

Adjustment during the year	¥26,874	¥(19,953)	¥(143,608)	¥—	¥(136,687)
Reclassification to retained earnings	(26,874)	36,932	—	—	10,058

Balance as of March 31, 2025	¥—	¥125,516	¥2,060,305	¥—	¥2,185,821

Adjustment during the year	¥(14,637)	¥134,224	¥738,648	¥11,021	¥869,256
Reclassification to retained earnings	14,637	(22,225)	—		(7,588)

Balance as of March 31, 2026	¥—	¥237,515	¥2,798,953	¥11,021	¥3,047,489

F-5
9

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(f) Other Comprehensive Income
Each component of other comprehensive income and related tax effect including non-controlling
interests for the years ended March 31, 2024, 2025 and 2026 are as follows:
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

F-
6
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2026

	Yen (millions)
	Before-tax	Tax benefit (expense)	Net-of-tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Amount incurred during the year	¥(10,970)	¥(4,076)	¥(15,046)

Net changes	(10,970)	(4,076)	(15,046)

Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	179,774	(48,660)	131,114

Net changes	179,774	(48,660)	131,114

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	3,398	82	3,480

Net changes	3,398	82	3,480

Items that may be reclassified subsequently to profit or loss:
Net changes in revaluation of financial assets measured at fair value through other comprehensive income:
Amount incurred during the year	(215)	52	(163)
Reclassification to profit or loss	120	(28)	92

Net changes	(95)	24	(71)

Exchange differences on translating foreign operations:
Amount incurred during the year	702,846	(26)	702,820
Reclassification to profit or loss	(921)	26	(895)

Net changes	701,925	—	701,925

Cash flow hedge
Amount incurred during the year	76,045	(23,574)	52,471
Reclassification to profit or loss	(60,072)	18,622	(41,450)

Net changes	15,973	(4,952)	11,021

Share of other comprehensive income of investments accounted for using the equity method:
Amount incurred during the year	63,775	171	63,946
Reclassification to profit or loss	(3,999)	—	(3,999)

Net changes	59,776	171	59,947

Total other comprehensive income	¥949,781	¥(57,411)	¥892,370

F-
6
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The components of other comprehensive income included in
non-controlling
interests for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	¥186	¥90	¥(137)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	6	155	27
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	18,893	(316)	23,224

Total	¥19,085	¥(71)	¥23,114

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
The amounts recognized as dividends of retained earnings for the years ended March 31, 2024, 2025 and 2026 are as follows:
1) Dividend payout
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

F-
6
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2025

Resolution	The Board of Directors Meeting on May 10, 2024
Type of shares	Common shares
Total amount of dividends (millions of yen)	188,418
Dividend per share (yen)	39.00
Record date	March 31, 2024
Effective date	June 4, 2024

Resolution	The Board of Directors Meeting on November 6, 2024
Type of shares	Common shares
Total amount of dividends (millions of yen)	159,386
Dividend per share (yen)	34.00
Record date	September 30, 2024
Effective date	December 4, 2024
For the year ended March 31, 2026

Resolution	The Board of Directors Meeting on May 13, 2025
Type of shares	Common shares
Total amount of dividends (millions of yen)	147,960
Dividend per share (yen)	34.00
Record date	March 31, 2025
Effective date	June 5, 2025

Resolution	The Board of Directors Meeting on November 7, 2025
Type of shares	Common shares
Total amount of dividends (millions of yen)	136,430
Dividend per share (yen)	35.00
Record date	September 30, 2025
Effective date	December 5, 2025
2) Dividends payable of which record date was in the year ended March 31, 2026, effective after the period

Resolution	The Board of Directors Meeting on May 14, 2026
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	136,430
Dividend per share (yen)	35.00
Record date	March 31, 2026
Effective date	June 9, 2026

F-6
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(20) Sales Revenue
(a) Disaggregation of revenue
As stated in Note 4, Honda discloses segment information in four categories.
The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with each segment for the years ended March 31, 2024, 2025 and 2026 are as follows:
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

F-6
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the year ended March 31, 2026

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from contracts with customers
Japan	¥113,293	¥1,803,549	¥206,813	¥98,565	¥2,222,220
North America	351,787	9,208,711	1,256,995	118,029	10,935,522
Europe	395,855	503,213	—	80,991	980,059
Asia	2,252,025	1,764,489	44	58,453	4,075,011
Other Regions	901,346	562,603	—	28,866	1,492,815

Total	¥4,014,306	¥13,842,565	¥1,463,852	¥384,904	¥19,705,627

Revenue arising from the other sources*	4,531	20,797	2,065,632	23	2,090,983

Total	¥4,018,837	¥13,863,362	¥3,529,484	¥384,927	¥21,796,610

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.
(b) Contract balances
The receivables from contracts with customers and contract liabilities for the years ended March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Receivables from contracts with customers:
Trade receivables	¥888,774	¥918,792
Contract liabilities:
Other current liabilities	411,941	412,227
Other noncurrent liabilities	329,298	364,505
The amounts of revenue recognized for the years ended March 31, 2024, 2025 and 2026 that were included in the contract liability balances at the beginning of the year are ¥273,224 million, ¥343,681 million and ¥
365,951
million
, respectively. The amounts of revenue recognized for the years ended March 31, 2024, 2025 and 2026 from performance obligations satisfied (or partially satisfied) in previous years were immaterial. In addition, the balances of contract assets were immaterial.

F-6
6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Transaction price allocated to the remaining performance obligation
The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Within 1 year	¥245,826	¥255,808
Between 1 and 5 years	363,831	402,934
Later than 5 years	26,275	31,045

Total	¥635,932	¥689,787

The table does not include the remaining performance obligations that have original expected durations of one year or less and estimated amounts of variable consideration that are constrained from being recognized as revenue.
(d) Assets recognized from the costs to obtain or fulfill a contract with a customer
The assets recognized from the costs to obtain a contract with a customer as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Assets recognized from the costs to obtain a contract with a customer	¥192,532	¥223,973
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
The amounts of amortization of the assets for the years ended March 31, 2024, 2025 and 2026 are ¥60,391 million, ¥66,438 million and ¥
74,799
million
, respectively.
(21) Research and Development
Research and development costs for the years ended March 31, 2024, 2025 and 2026 consist of the following:

	Yen (millions)
	2024	2025	2026
Research and development expenditures incurred during the reporting period	¥976,366	¥1,210,620	¥1,174,848
Amount capitalized	(207,519)	(287,098)	(198,806)
Amortization, impairment losses and losses on disposal of capitalized development costs	154,780	175,960	564,604

Total	¥923,627	¥1,099,482	¥1,540,646

F-6
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

For the details of EV-related impairment losses and losses on disposal, see note 4(d).
(22) Finance Income and Finance Costs
Finance income and finance costs for the years ended March 31, 2024, 2025 and 2026 consist of the following:

	Yen (millions)
	2024	2025	2026
Interest income:
Financial assets measured at amortized cost	¥169,287	¥184,928	¥168,455
Financial assets measured at fair value through other comprehensive income	798	1,206	1,242
Financial assets measured at fair value through profit or loss	3,610	4,997	5,404
Other	—	—	4,365

Total	173,695	191,131	179,466

Interest expense:
Financial liabilities measured at amortized cost	(42,609)	(45,385)	(59,731)
Other	(17,022)	(9,522)	(23,831)

Total	(59,631)	(54,907)	(83,562)

Other, net:
Dividends received:
Financial assets measured at fair value through other comprehensive income	8,804	15,037	15,578
Gains (losses) on derivatives:
Financial assets and financial liabilities measured at fair value through profit or loss	(202)	(24,783)	65,195
Gains (losses) on foreign exchange	67,414	(22,009)	(29,159)
Other	(40,490)	(1,297)	25,608

Total	35,526	(33,052)	77,222

Total	¥149,590	¥103,172	¥173,126

HONDA MOT
OR
CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(23) Income Taxes
(a) Income Tax Expense
Profit (loss) before income taxes and income tax expense for the years ended March 31, 2024, 2025 and 2026 consist of the following:

	Yen (millions)
	2024			2025			2026
	Japan	Foreign	Total	Japan	Foreign	Total	Japan	Foreign	Total
Profit (loss) before income taxes	¥148,651	¥1,493,733	¥1,642,384	¥180,912	¥1,136,728	¥1,317,640	¥(800,827)	¥397,527	¥(403,300)

Income tax expense (benefit):
Current taxes	19,081	606,077	625,158	28,922	499,076	527,998	(17,268)	231,347	214,079
Deferred taxes	34,265	(199,629)	(165,364)	(3,821)	(109,571)	(113,392)	(187,375)	(76,981)	(264,356)

Total	¥53,346	¥406,448	¥459,794	¥25,101	¥389,505	¥414,606	¥(204,643)	¥154,366	¥(50,277)

The statutory income tax rate in
 Japan is approximately 30.2% for each of the years in the three-year period ended March 31, 2026. The Japanese statutory income tax rate for the years ended March 31, 2024, 2025 and 2026 differs from the average effective tax rate for the following reasons:

	2024	2025	2026
Statutory income tax rate	30.2%	30.2%	30.2%
Difference in statutory income tax rates of foreign subsidiaries	(5.4)	(5.2)	14.5
Effects of investments accounted for using the equity method	(2.0)	0.0	(12.0)
Effects of undistributed earnings and withholding taxes on royalty	6.1	7.0	(23.0)
Changes in unrecognized deferred tax assets	0.1	1.1	(9.8)
Effects of income and expense not taxable and deductible for tax purpose	0.0	0.5	0.1
Effects of tax credit	(2.6)	(2.2)	3.9
Other adjustments relating to prior years	(0.1)	(2.1)	3.7
Adjustments for the uncertain tax treatments on income taxes	0.1	0.6	2.8
Adjustments for the changes in income tax laws	0.2	0.4	0.3
Other	1.4	1.2	1.8

Average effective tax rate	28.0%	31.5%	12.5%

F-6
9

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(b) Deferred Tax Assets and Deferred Tax Liabilities
The components by major factor in deferred tax assets and deferred tax liabilities as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Deferred tax assets:
Inventories	¥62,292	¥100,609
Accrued expenses	64,632	88,280
Provisions	243,174	349,210
Property, plant and equipment	55,231	29,954
Intangible assets	91,540	24,796
Retirement benefit liabilities	60,634	65,601
Lease liabilities	82,117	83,511
Carryforward of unused tax losses	36,057	289,535
Carryforward of unused tax credit	4,932	31,182
Other	137,622	192,744

Total	¥838,231	¥1,255,422

Deferred tax liabilities:
Property, plant and equipment	¥151,402	¥166,998
Intangible assets	236,577	145,488
Other financial assets	62,934	109,506
Operating leases	721,248	969,049
Undistributed earnings	71,781	64,126
Retirement benefit assets	44,309	40,709
Receivables from financial services	34,337	32,874
Other	90,228	103,052

Total	¥1,412,816	¥1,631,802

Net deferred tax assets (liabilities)	¥(574,585)	¥(376,380)

The changes in deferred tax assets and deferred tax liabilities recognized as income tax expense in the consolidated statements of income for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Inventories	¥(8,335)	¥(2,284)	¥(36,309)
Provisions	(26,423)	(75,290)	(95,600)
Property, plant and equipment	(41,544)	(16,389)	34,336
Retirement benefit liabilities (assets)	(1,840)	3,308	(16,131)
Operating leases	(93,321)	(46,698)	186,390
Undistributed earnings	8,355	(537)	(7,146)
Carryforward of unused tax losses	17,652	59,300	(242,704)
Carryforward of unused tax credit	4,238	6,400	(24,419)
Other	(24,146)	(41,202)	(62,773)

Total	¥(165,364)	¥(113,392)	¥(264,356)

F-
70

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Honda
 considers the probability that a portion of, or all of, the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that Honda will utilize the benefits of these deferred tax assets as of March 31, 2025 and 2026. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding Honda, effects by market conditions, effects of currency fluctuations or other factors. Deferred tax assets recognized by entities that have suffered a loss in either the preceding or current period are ¥

 million and ¥
103,123
 million as of March 31, 2025 and 2026, respectively.
Deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Deductible temporary differences	¥461,089	¥546,073
Carryforward of unused tax losses	436,674	566,262
Carryforward of unused tax credit	124,850	377
The components by expiry of the carryforward of unused tax losses for which deferred tax assets are not recognized as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Within 1 year	¥12,142	¥16,853
Between 1 and 5 years	92,042	204,354
Between 5 and 20 years	36,115	49,376
Indefinite periods	296,375	295,679

Total	¥436,674	¥566,262

The components by expiry of the carryforward of unused tax credit for which deferred tax assets are not recognized as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Within 1 year	¥4	¥23
Between 1 and 5 years	124,831	354
Between 5 and 20 years	15	—
Indefinite periods	—	—

Total	¥124,850	¥377

The aggregate amounts of temporary differences
 relating to investments in subsidiaries and interests in joint ventures for which deferred tax liabilities are not recognized as of March 31, 2025 and 2026 are ¥8,127,532 million and ¥9,268,070 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(24) Earnings Per Share
Earnings (loss) per share attributable to owners of the parent for the years ended March 31, 2024, 2025 and 2026 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the years ended March 31, 2024, 2025 and 2026.

	2024	2025	2026
Profit (loss) for the year attributable to owners of the parent (millions of yen)	¥1,107,174	¥835,837	¥(423,941)
Weighted average number of common shares outstanding, basic (shares)	4,901,560,332	4,671,383,489	3,997,276,887
Basic earnings (loss) per share attributable to owners of the parent (yen)	¥225.88	¥178.93	¥(106.06)

Explanatory note:

*
As of the effective date of October 1, 2023, the Company implemented a three-for-one
stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings (loss) per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

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
7
2

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
(Foreign currency exchange rate risk sensitivity analysis)
Sensitivity analysis of Honda’s foreign currency exchange rate risk associated with holding financial instruments as of March 31, 2025 and 2026 is as follows.
The following scenario demonstrates the impact of a 1% appreciation of the Japanese yen against the U.S. dollar on profit before income taxes, holding all variables other than the foreign currency exchange rate constant.

	Yen (millions)
	2025	2026
Impact on profit before income taxes	¥(2,162)	¥(2,046)
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
(Interest rate risk sensitivity analysis)
Sensitivity analysis of Honda’s interest rate risk associated with holding financial instruments as of March 31, 2025 and 2026 is as follows.
The following scenario demonstrates the impact of a 100 basis point rise in interest rates on profit before income taxes, holding all variables other than interest rates constant.

	Yen (millions)
	2025	2026
Impact on profit before income taxes	¥(22,118)	¥(33,075)

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
(c) Cash flow hedges
The Company is exposed to currency and interest rate fluctuations on foreign currency-denominated bonds used for a portion of its financing. To manage its exposure to interest rate and foreign exchange risks, the Company enters into currency swaps, which effectively fix both interest payments and exchange rates. These instruments are designated as cash flow hedges, and hedge accounting is applied. The foreign currency basis spread on the currency swaps is excluded from designation as hedging instruments and accounted for under the cost of hedging, but the impact on other comprehensive income and profit or loss is immaterial.
The Company has a policy of structuring currency swaps such that their key contractual terms are aligned with those of the hedged items, and the hedge ratio is set to ensure a one-to-one
relationship. The Company assesses the economic relationship between the hedging instruments and the hedged items based on the currency, amount and timing of the associated cash flows. Because the Company aims to perform effective hedges, it expects that usually no significant ineffective portion should arise.
The amounts of items designated as hedging instruments as of the year ended March 31, 2026 are as follows:

As of March 31, 2026	Notional		Carrying amount – assets Yen (millions)	Carrying amount – liabilities Yen (millions)	Line item in the statements of financial position where hedging instruments are included		Average rate
Cash flow hedges:
Currency and interest risk:
Currency swaps	US$	3,000 million	¥64,541	¥—	Other financial assets (Current /Non-current	)	¥144.89/$ Receive: 4.85 Pay: 1.71	% %

Explanatory note:

*1	The maximum term over which the Company hedges changes in cash flows due to risks of fluctuation in foreign exchange rates and interest rates are approximately 10 years.
*2	In the year ended March 31, 2026, no material hedge ineffectiveness was recognized.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The balance of the cash flow hedge reserve (net of tax) related to continuing hedges as of the year ended March 31, 2026 is as follows:
There are no balances remaining in the cash flow hedge reserve from any hedging relationships for which hedge accounting is no longer applied during the year ended March 31, 2026.

As of March 31, 2026	Balance of the cash flow hedge reserve Yen (millions)	Amounts of gain (loss) recognized in other comprehensive income Yen (millions)	Amounts reclassified to profit or loss Yen (millions)	Line item in which reclassification adjustment is included
Cash flow hedges:
Currency and interest risk:
Currency swaps	¥11,021	¥52,471	¥(41,450)	Finance income and finance costs (Interest expense / Other, net	)
(d) Credit Risk
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
Honda has entered into various guarantee agreements, which mainly consist of loan commitments to dealers and guarantees for bank loans of a certain affiliate. The finance subsidiaries of the Company maintain unused balances on committed lines to dealers based on loan commitment contracts. Although committed lines have been extended, they will not necessarily be withdrawn, as certain contracts contain terms and conditions of withdrawal that require screening of the obligor’s credit standing. There is risk that dealers fail to discharge withdrawn committed lines and cause financial loss for Honda. Regarding the bank loans, if a certain affiliate defaults on its loan payments, Honda is required to perform under the guarantee. As of March 31, 2026, no
amount are accrued for any estimated losses under the obligations, as it is probable that a certain affiliate will be able to make all scheduled payments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

1) Credit risk exposure
The analysis of the age of receivables from financial services that are past due as of March 31, 2025 and 2026 is as follows:

	Yen (millions)
As of March 31, 2025	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥378,755	¥92,347	¥23,455	¥21,269	¥515,826
Finance lease	1,921	265	21	614	2,821
Dealer finance receivables:
Wholesale	17,211	54	16	85	17,366

Total	¥397,887	¥92,666	¥23,492	¥21,968	¥536,013

	Yen (millions)
As of March 31, 2026	Less than 30 days past due	30-59 days past due	60-89 days past due	90 days and greater past due	Total
Consumer finance receivables:
Retail	¥462,863	¥117,258	¥30,069	¥32,816	¥643,006
Finance lease	2,043	298	53	598	2,992
Dealer finance receivables:
Wholesale	19,653	27	5	23	19,708

Total	¥484,559	¥117,583	¥30,127	¥33,437	¥665,706

The balances of retail receivables included in consumer finance receivables as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2025		Not credit- impaired (Stage 2)	Credit- impaired (Stage 3)
Consumer finance receivables:
Retail*	¥7,060,827	¥932,769	¥40,908	¥8,034,504

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2026		Not credit- impaired (Stage 2)	Credit- impaired (Stage 3)
Consumer finance receivables:
Retail*	¥7,947,857	¥897,300	¥58,696	¥8,903,853

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
The balances of dealer finance receivables and the undiscounted maximum amounts of potential payment for loan commitments by this risk rating as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2025		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥522,368	¥1,866	¥5,029	¥529,263
Group B	215,160	1,617	26	216,803

Total	¥737,528	¥3,483	¥5,055	¥746,066

Loan commitments:
Group A	¥107,073	¥—	¥—	¥107,073
Group B	20,275	—	—	20,275

Total	¥127,348	¥—	¥—	¥127,348

	Yen (millions)
	12-month ECL (Stage 1)	Lifetime ECL		Total
As of March 31, 2026		Not credit-impaired (Stage 2)	Credit-impaired (Stage 3)
Dealer finance receivables:
Group A	¥574,524	¥3	¥5,403	¥579,930
Group B	273,323	2,545	—	275,868

Total	¥847,847	¥2,548	¥5,403	¥855,798

Loan commitments:
Group A	¥137,015	¥—	¥—	¥137,015
Group B	21,353	—	—	21,353

Total	¥158,368	¥—	¥—	¥158,368

The undiscounted maximum amount of potential payment for guarantees for bank loans of a certain affiliate as of March 31, 2026 is
¥46,848 million.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

2) Collateral held as security
The finance subsidiaries of the Company generally hold sold products as collateral for consumer finance receivables. The finance subsidiaries of the Company hold the dealerships’ other assets as collateral in addition to sold products for dealer finance receivables. The extent to which collateral mitigates credit risk is dependent on the value of collateral relative to the outstanding receivables balance at the time of repossession. The estimated fair value of collateral for credit-impaired consumer finance receivables excluding collateral values in excess of carrying amounts as of March 31, 2025 and 2026 are approximat ely

80
% and
80
%, respectively, and those for dealer finance receivables are approximately
100
% and
100
% of the carrying amounts, respectively. The extent to which collateral mitigates credit risk is also dependent on finance subsidiaries’ ability to take possession of the collateral.
(e) Liquidity Risk
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
The unused portions of the credit facility of Honda’s commercial paper and medium-term note programs as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Commercial paper	¥711,885	¥1,617,134
Medium-term notes	2,381,972	6,180,379

Total	¥3,093,857	¥7,797,513

Honda is authorized to obtain financing at prevailing interest rates under these programs.
Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility may adversely affect liquidity. For this reason, Honda has sufficient committed lines of credit that serve as alternative liquidity mainly for the commercial paper issued regularly to replace debt.
The unused portions of the committed lines of credit extended by financial institutions to Honda as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Commercial paper programs	¥1,433,976	¥1,769,851
Other	72,482	423,804

Total	¥1,506,458	¥2,193,655

Borrowings under those committed lines of credit generally are available at the prime interest rate.

F-7
8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Maturity analysis of financial liabilities
1)
Non-derivative
financial liabilities
Non-derivative
financial liabilities by maturity as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
As of March 31, 2025	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,663,487	¥1,663,487	¥—	¥—	¥1,663,487
Financing liabilities	11,451,267	4,819,178	6,331,191	1,245,640	12,396,009
Accrued expenses	728,935	728,935	—	—	728,935
Other financial liabilities	406,670	115,587	115,839	215,609	447,035

Total	¥14,250,359	¥7,327,187	¥6,447,030	¥1,461,249	¥15,235,466

	Yen (millions)
As of March 31, 2026	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Trade payables	¥1,781,598	¥1,781,598	¥—	¥—	¥1,781,598
Financing liabilities	13,479,863	5,340,953	7,782,146	1,544,182	14,667,281
Accrued expenses	996,653	996,653	—	—	996,653
Other financial liabilities	458,619	166,935	128,809	209,806	505,550

Total	¥16,716,733	¥8,286,139	¥7,910,955	¥1,753,988	¥17,951,082

Other financial liabilities include lease liabilities. Lease liabilities by maturity as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
As of March 31, 2025	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥322,923	¥72,062	¥103,245	¥188,046	¥363,353

	Yen (millions)
As of March 31, 2026	Carrying amount	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Lease liabilities	¥326,944	¥78,181	¥117,186	¥178,508	¥373,875
2) Derivative financial liabilities
Derivative financial liabilities by maturity as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
As of March 31, 2025	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥69,252	¥138,665	¥7,443	¥215,360

	Yen (millions)
As of March 31, 2026	Within 1 year	Between 1 and 5 years	Later than 5 years	Total contractual cash flows
Derivative financial liabilities	¥60,326	¥69,100	¥2,729	¥132,155

F-7
9

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
8
1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Assets and Liabilities Measured at Fair Value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and 2026 consist of the following:

	Yen (millions)
As of March 31, 2025	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥71,516	¥—	¥71,516
Interest rate instruments	—	50,612	—	50,612
Other	—		10,949	10,949

Total	—	122,128	10,949	133,077

Debt securities	56,070	73,648	4,486	134,204
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	34,872	—	34,872
Equity securities	384,409	—	50,183	434,592

Total	¥440,479	¥230,648	¥65,618	¥736,745

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥70,495	¥—	¥70,495
Interest rate instruments	—	101,049	—	101,049
Other	—	86	—	86

Total	—	171,630	—	171,630

Total	¥—	¥171,630	¥—	¥171,630

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2025.

F-
8
2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

	Yen (millions)
As of March 31, 2026	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥133,616	¥—	¥133,616
Interest rate instruments	—	36,465	—	36,465
Other	—	209	11,954	12,163

Total	—	170,290	11,954	182,244

Debt securities	32,936	90,102	4,796	127,834
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	31,920	—	31,920
Equity securities	564,285	—	69,590	633,875
Derivatives to which hedge accounting is applied	—	64,541	—	64,541

Total	¥597,221	¥356,853	¥86,340	¥1,040,414

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥51,870	¥—	¥51,870
Interest rate instruments	—	70,607	—	70,607
Other	—	—	—	—

Total	—	122,477	—	122,477

Total	¥—	¥122,477	¥—	¥122,477

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2026.

F-
8
3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended March 31, 2025 and 2026 are as follows:

	Yen (millions)
For the year ended March 31, 2025	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2024	¥5,806	¥4,542	¥115,214

Total gains or losses:
Profit or loss	5,339	(153)	—
Other comprehensive income	—	—	29,617
Purchases	—	—	3,304
Sales	—	—	(96,232)
Transfer to level 1 due to listing	—	—	(15)
Exchange differences on translating foreign operations	(196)	97	(171)
Other	—	—	(1,534)

Balance as of March 31, 2025	¥10,949	¥4,486	¥50,183

Unrealized gains or losses included in profit or loss on assets held at March 31, 2025	¥5,339	¥(153)	¥—

	Yen (millions)
For the year ended March 31, 2026	Derivatives	Debt securities	Equity securities
Balance as of April 1, 2025	¥10,949	¥4,486	¥50,183

Total gains or losses:
Profit or loss	302	—	—
Other comprehensive income	—	—	6,152
Purchases	—	—	11,221
Sales	—	—	(662)
Transfer to level 1 due to listing	—	—	—
Exchange differences on translating foreign operations	703	310	1,564
Other	—	—	1,132

Balance as of March 31, 2026	¥11,954	¥4,796	¥69,590

Unrealized gains or losses included in profit or loss on assets held at March 31, 2026	¥302	¥—	¥—

Explanatory notes:

1.	Gains or losses included in profit or loss for the years ended March 31, 2025 and 2026 are included in other, net in finance income and finance costs in the consolidated statements of income.
2.
Gains or losses on equity securities included in other comprehensive income for the years ended March 31, 2025 and 2026 are included in net changes in revaluation of financial assets measured at fair value through other comprehensive income under items that will not be reclassified to profit or loss in the consolidated statements of comprehensive income.

F-
8
4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(d) Financial Assets and Financial Liabilities measured at amortized cost
The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025		2026
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥8,928,617	¥8,845,750	¥9,893,496	¥9,819,841
Debt securities	84,018	84,018	41,564	41,564
Financing liabilities	11,451,267	11,388,668	13,479,863	13,407,833
The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.
(27) Offsetting of Financial Assets and Financial Liabilities
The offsetting information regarding financial assets and financial liabilities as of March 31, 2025 and 2026 is as follows:

	Yen (millions)
As of March 31, 2025	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥133,077	¥—	¥133,077	¥(64,202)	¥68,875
Other financial liabilities
Derivatives	171,630	—	171,630	(64,202)	107,428

	Yen (millions)
As of March 31, 2026	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Amounts not offset due to not meeting offsetting criteria despite being subject to a master netting agreement or similar agreement	Net Amounts
Other financial assets
Derivatives	¥246,785	¥—	¥246,785	¥(131,871)	¥114,914
Other financial liabilities
Derivatives	122,477	—	122,477	(67,019)	55,458
Generally, the
set-off
rights on financial instruments that do not meet the offsetting criteria for offsetting financial assets and financial liabilities become enforceable only under special circumstances, such as when the counterparty can no longer fulfill its obligations due to bankruptcy and other reasons.

F-8
5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(28) Commitments and Contingent Liabilities
(a) Commitments
Purchase commitments
Commitments for purchases of property, plant and equipment and other commitments as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Commitments for purchases of property, plant and equipment and other commitments	¥120,744	¥157,585
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
6

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
The finance subsidiaries of the Company periodically securitize finance receivables and operating lease assets for liquidity and funding purposes
. Securitized assets are transferred to structured entities that are established with the limited purpose of issuing asset-backed securities. The finance subsidiaries of the Company are deemed to have the power to direct the activities of these structured entities that most significantly impact the entities’ economic performance as they retain servicing rights, including the management of delinquencies and defaults of the finance receivables and beneficial interests in operating lease assets. Furthermore, the finance subsidiaries of the Company are deemed to have the obligation to absorb losses and the right to receive variable returns from these structured entities that could potentially be significant to these structured entities by retaining certain subordinated interests of these structured entities. Therefore, the Company is deemed to have substantial control over these entities and consolidates them.
Investors in the asset-backed securities issued by these structured entities do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries.
There were no significant unconsolidated structured entities as of March 31, 2025 and 2026.
(30) Related Parties
(a) Related Party Transactions
Honda mainly purchases materials, supplies and services from affiliates and joint ventures, and sells finished goods, parts used in its products, equipment and services to them in the ordinary course of business. Transactions with affiliates and joint ventures are generally made at values that approximate arm’s-length
prices.
The balances of receivables and payables with affiliates and joint ventures as of March 31, 2025 and 2026 are as follows:

	Yen (millions)
	2025	2026
Receivables:
Affiliates	¥50,113	¥102,131
Joint ventures	212,913	274,709

Total	¥263,026	¥376,840

Payables:
Affiliates	¥241,204	¥213,517
Joint ventures	71,737	84,295

Total	¥312,941	¥297,812

F-8
7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

The amount of the transactions with affiliates and joint ventures for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Sales revenue:
Affiliates	¥141,323	¥152,256	¥162,973
Joint ventures	818,607	565,207	481,988

Total	¥959,930	¥717,463	¥644,961

Purchase:
Affiliates	¥1,620,755	¥1,731,349	¥1,686,392
Joint ventures	442,035	362,495	439,806

Total	¥2,062,790	¥2,093,844	¥2,126,198

Commitment
A certain consolidated subsidiary of the Company has entered into contracts with an affiliate of the Company for the supply and procurement of parts. Some of these contracts stipulate minimum purchase quantities of parts to be purchased by the Company’s consolidated subsidiary from the affiliate during the contractual period. If such minimum purchase quantities are not met, the Company’s consolidated subsidiary is obligated to pay compensation to the affiliate. In connection with the reassessment of the automobile electrification strategy announced by the Company, discussions have been initiated regarding such compensation during the year ended March 31, 2026. For provisions recognized in connection with such compensation, see note 17.

(b) Compensation to Key Management
Compensation paid to the directors and executive officers of the Company for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen (millions)
	2024	2025	2026
Remuneration	¥1,209	¥1,176	¥1,308
STI (Short Term Incentive)	612	471	147
LTI (Long Term Incentive)	453	380	112

Total	¥2,274	¥2,027	¥1,567

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

(c) Major Consolidated Subsidiaries
Major consolidated subsidiaries as of March 31, 2026 are as follows:

Company	Country of Incorporation	Function	Percentage Ownership and Voting Interest
Honda R&D Co., Ltd.	Japan	Research & Development	100.0
Honda Finance Co., Ltd.	Japan	Finance	100.0
American Honda Motor Co., Inc.	U.S.A.	Coordination of Subsidiaries Operation, Research & Development, Manufacturing and Sales	100.0
American Honda Finance Corporation	U.S.A.	Finance	100.0
Honda Development and Manufacturing of America, LLC	U.S.A.	Research & Development and Manufacturing	100.0
Honda Canada Inc.	Canada	Manufacturing and Sales	100.0
Honda Canada Finance Inc.	Canada	Finance	100.0
Honda de Mexico, S.A. de C.V.	Mexico	Manufacturing and Sales	100.0
Honda Motor Europe Limited	U.K.	Coordination of Subsidiaries Operation and Sales	100.0
Honda Finance Europe plc	U.K.	Finance	100.0
Honda Motor (China) Investment Co., Ltd.	China	Coordination of Subsidiaries Operation	100.0
Honda Auto Parts Manufacturing Co., Ltd.	China	Manufacturing	100.0
Honda Motorcycle & Scooter India (Private) Ltd.	India	Manufacturing and Sales	100.0
Honda Cars India Limited	India	Manufacturing and Sales	100.0
P.T. Honda Prospect Motor	Indonesia	Manufacturing and Sales	51.0
Honda Malaysia Sdn Bhd	Malaysia	Manufacturing and Sales	51.0
Asian Honda Motor Co., Ltd.	Thailand	Coordination of Subsidiaries Operation and Sales	100.0
Honda Automobile (Thailand) Co., Ltd.	Thailand	Manufacturing and Sales	89.0
Thai Honda Co., Ltd.	Thailand	Manufacturing and Sales	72.5
Honda Vietnam Co., Ltd.	Vietnam	Manufacturing and Sales	70.0
Honda South America Ltda.	Brazil	Coordination of Subsidiaries Operation	100.0
Moto Honda da Amazonia Ltda.	Brazil	Manufacturing and Sales	100.0
Honda Automoveis do Brazil Ltda.	Brazil	Manufacturing and Sales	100.0
Banco Honda S.A	Brazil	Finance	100.0
(31) Subsequent Event
Subsequent event related to the reassessment of the automobile electrification strategy
The Company and its consolidated subsidiaries had historically entered into contracts with suppliers for the procurement of parts. During the year ended March 31, 2026, the Company decided to cancel the development and market launch of EV models that were planned for production in North America. For details of the decision, see note 4(d). Accordingly, in the following fiscal year, the Company and its consolidated subsidiaries initiated an assessment to identify the impact of such decision on the suppliers. Additional payments to suppliers may arise in the future as a result of this assessment and related negotiations with them. However, as the assessment is ongoing, the Company and its consolidated subsidiaries cannot estimate the financial effects of such expenditures on the consolidated financial position or results of operations. Accordingly, a provision was not recognized as of March 31, 2026.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued)

Purchase of assets from the Company’s affiliate
During the year ended March 31, 2026, the Company’s consolidated subsidiary agreed with the Company’s affiliate to proceed with transactions involving the purchase of the buildings owned by the affiliate and the lease back of those assets to the affiliate with the subsidiary acting as the lessor for the lease term of 12 years. In May 2026, pursuant to this agreement, the purchase price of the assets and the lease payments were agreed upon between the Company’s consolidated subsidiary and the affiliate. The purchase price of the assets is US$2,530 million.
(32) Approval of Release of Consolidated Financial Statements
The release of the consolidated financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Masao Kawaguchi, Executive Officer and Chief Financial Officer on June 18, 2026.

F-
90

INDEX OF EXHIBITS

1.1	Articles of Incorporation of the registrant (English translation) *1

1.2	Share Handling Regulations of the registrant (English translation) *2

1.3	Regulations of the Board of Directors of the registrant (English translation) *3

1.4	Honda Motor Co., Ltd. Criteria for Independence of Outside Directors (English translation) *4

2.1	Specimen common stock certificates of the registrant (English translation) *5

2.2	Form of Second Amended and Restated Deposit Agreement dated as of March 2022, among the registrant, JPMorgan Chase Bank, N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts *6

2.3	Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated September 29, 2023, among the registrant, JPMorgan Chase Bank, N.A., as Depositary and holders and beneficial owners of American Depositary Receipts *7

2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 *8

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics *9

11.2	Guidelines on Insider Information Control and Insider Trading Regulation (English translation) *10

12.1	Certification of the principal executive officer required by 17 C.F.R. 240. 13a-14(a)

12.2	Certification of the principal financial officer required by 17 C.F.R. 240. 13a-14(a)

13.1	Certification of the chief executive officer required by 18 U.S.C. Section 1350

13.2	Certification of the chief financial officer required by 18 U.S.C. Section 1350

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Policy to Recover Erroneously Awarded Incentive-based Compensation (English translation) *11

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*1	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*2	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2023.
*3	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 18, 2025.
*4	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 23, 2021.
*5	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on September 27, 2001. (P)
*6	Incorporated by reference to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on March 29, 2022.
*7

Incorporated by reference to Post-Effective Amendment No. 1 to the registration statement for American Depositary Shares on Form F-6 (File No. 333-263937) filed by JPMorgan Chase Bank, N.A. as depositary, on September 21, 2023.

*8	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 18, 2025.
*9	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on July 9, 2004.
*10	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.
*11	Incorporated by reference to the registrant’s Annual Report on Form 20-F filed on June 20, 2024.

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

Date: June 18, 2026
Tokyo, Japan